Form 10-K, Exhibit 13
period 1996-12-31
ISB FINANCIAL CORP/LA
filed 1997-03-31
CIK 933141

                                  [ISB LOGO]
                             FINANCIAL CORPORATION

                                      1996

TABLE OF CONTENTS


SECTION 1

         Letter to Stockholders....................................................................        2

         Selected Consolidated Financial Data......................................................        4

         Management's Discussion and Analysis of
               Financial Condition and Results of Operations.......................................        6



SECTION 2

         Report of Independent Auditors............................................................       18

         Consolidated Financial Statements

               Consolidated Statements of Financial Condition......................................       19

               Consolidated Statements of Income...................................................       20

               Consolidated Statements of Stockholders' Equity.....................................       21

               Consolidated Statements of Cash Flows...............................................       22

               Notes to Consolidated Financial Statements..........................................       24



         Corporate Information.....................................................................       48









ANNUAL MEETING

         The Annual Meeting of Stockholders is scheduled for Wednesday, April 16, 1997 at 3:00 p.m., at Iberia Savings Bank, 1101 E. Admiral Doyle Drive, New Iberia, Louisiana.

LETTER TO STOCKHOLDERS


         This past year was one of many accomplishments including a significant growth in assets, increases in quarterly dividends, the completion of a 5% stock buyback, an announcement to convert to a commercial bank charter, the rollout of our successful debit card program and the opening of our first supermarket branches.

         The Company earned $5,278,000 or $.80 cents per share in 1996. The one-time assessment of $2.9 million ($1.9 million after taxes) during the third quarter to recapitalize the Savings Association Insurance Fund ("SAIF") was the primary cause for the reduction in net income in 1996 compared to 1995. This assessment was made on all savings institutions with deposits insured by the SAIF. The charge did not have a material impact on the Company's capital position. In fact, the long-term benefits are significant. We expect to realize annual savings due to lower insurance premiums beginning in 1997.

         Assets of the Company increased $320 million during this same period primarily as a result of two acquisitions. First was the May acquisition of Royal Bankgroup of Acadiana, Inc. and its subsidiary, the Bank of Lafayette. With assets of $70 million, the Bank of Lafayette added two important branches in a key section of our overall market. In addition to these facilities and deposits, this acquisition gave us the personnel to expand our commercial lending abilities and to add an experienced automotive dealer lending group. These efforts facilitated significant increase in new loan volume during the year. At the time we completed this merger, we opened two supermarket branches giving Iberia Savings Bank seven locations in Lafayette and a 6% market share of deposits. We have become a strong competitive force in this growing area.

         Second, the purchase of Jefferson Bancorp and its subsidiary, Jefferson Federal Savings Bank, completed in October, added $266 million in assets and seven branch offices in the greater New Orleans area. Our challenge here is to increase lending, introduce new deposit products and services, consolidate and streamline operations. This effort is underway now and its effect should begin to be reflected in our financial statements by the end of 1997.

         Net loans increased $172 million due, in part, to the acquisitions and also to new commercial loans and consumer loans originated through a network of local automobile dealerships. The relevant economic data for our market area suggests that loan demand will continue to grow.

         Our Company increased quarterly dividends per share in April from $0.075 to $0.080 and again in October to $0.085. We are hopeful that we can increase dividends again in 1997. In addition to increasing our dividend payments, we completed a stock repurchase in July for 329,411 shares, or approximately 5.0% of the then outstanding shares at $14.75 per share. We believe this stock repurchase was an effective use of our capital since, among other factors, the purchase price was below book value. Another 5% stock repurchase was announced in January 1997 but has not yet been completed due to the increases in per-share price of the Company's common stock. We are continuing to monitor this and, if deemed prudent, may resume our stock repurchases.

         In line with our overall strategy to change our loan mix to reflect a higher percentage of commercial and consumer lending, the Company recently announced its plan to convert its subsidiary savings banks from a state savings bank charter to a commercial bank charter. The change should occur in 1997. We expect to continue our efforts to be a strong originator of one-to-four family residential mortgage loans but we also intend to increase the amount of loans sold to investors in our efforts to increase fee income and permit increased funding of our profitable commercial and consumer loan portfolios. This charter change is also in response to federal legislative uncertainty for the future of the savings bank charter.

         Our new debit card, ReadyCheck, was introduced in March. The volume related to this card has rapidly accelerated to approximately 10,500 transactions per month. This card is attractive to customers, reduces check processing costs and creates fee income for the bank. In addition to our existing network of 24 ATMs, two new ATMs were recently installed, on a test basis, in convenience stores.

         On behalf of the Directors, Management and Staff, we thank you for the confidence you have placed in ISB Financial Corporation and look forward to reporting continued successes and good returns on your investment.



Sincerely,

/s/ LARREY G. MOUTON

LARREY G. MOUTON
PRESIDENT AND CHIEF EXECUTIVE OFFICER

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

(DOLLARS IN THOUSANDS)
                                                                               DECEMBER 31,
                                                     -------------------------------------------------------------
                                                       1996         1995          1994         1993        1992
                                                     -------------------------------------------------------------
SELECTED FINANCIAL CONDITION DATA:
     Total Assets                                     $929,264     $608,830     $487,563    $482,814      $487,836
     Cash and cash equivalents                          53,385       51,742        9,686       19,674       34,157
     Discount on loans purchased                         1,460        1,962        2,679        3,876        5,798
     Loans receivable, net                             571,119      399,542      370,794      343,417      336,404
     Investment securities                             103,724       87,231       48,088       58,285       52,682
     Mortgage-backed securities                        150,669       51,646       39,923       41,419       44,875
     Deposit accounts                                  760,284      444,600      434,443      439,500      452,197
     Borrowings                                         47,750       40,490        5,000           --           --
     Equity                                            114,006      119,677       44,840       39,863       32,318
                                                                        YEAR ENDED DECEMBER 31,
                                                     -------------------------------------------------------------
                                                       1996         1995          1994         1993        1992
                                                     -------------------------------------------------------------
SELECTED OPERATING DATA:
     Interest income                                  $52,707      $42,334      $36,548      $38,340      $41,221
     Interest expense                                  27,136       21,282       17,294       17,508       20,707
                                                     -------------------------------------------------------------
     Net interest income                               25,571       21,052       19,254       20,832       20,514
     Provision for loan losses                            156          239          305          441        2,200
                                                     -------------------------------------------------------------
     Net interest income after provision
        for loan losses                                25,415       20,813       18,949       20,391       18,314
     Noninterest income                                 3,818        2,668        2,425        2,107        2,134
     Noninterest expense                               20,778(1)    12,693       11,783       11,407       10,942
                                                     -------------------------------------------------------------

     Income before income taxes and cumulative
       effect of change in accounting principle         8,455       10,788        9,591       11,091        9,506
     Income taxes                                       3,177        3,781        3,354        3,541        3,399
                                                     -------------------------------------------------------------
     Income before cumulative effect of change
       in accounting principle                          5,278        7,007        6,237        7,550        6,107
     Cumulative effect of change in accounting
       principle                                           --           --           --           --          452
                                                     -------------------------------------------------------------
Net income                                            $ 5,278(1)   $ 7,007      $ 6,237      $ 7,550      $ 6,559
                                                     =============================================================

Earnings per share                                    $   .80      $   .80(2)       N/A          N/A          N/A
                                                     =============================================================

                                                                  AT OR FOR THE YEAR ENDED DECEMBER 31,
                                                     -------------------------------------------------------------
                                                       1996         1995          1994         1993        1992
                                                     -------------------------------------------------------------
SELECTED OPERATING RATIOS (3):
     Return on average assets (4)                        0.74%        1.26%        1.29%        1.55%        1.39%
     Return on average equity (4)                        4.49         7.14        14.56        20.77        22.50
     Equity to assets at the end of period              12.27        19.66         9.20         8.26         6.62
     Interest-earning assets to interest-
       bearing liabilities                             120.01       119.87       107.69       105.39       108.31
     Interest rate spread (5)                            2.97         3.16         3.88         4.24         4.32
     Net interest margin (5)                             3.77         3.95         4.17         4.44         4.51
     Noninterest expense to average assets (4)           2.91         2.28         2.44         2.35         2.31
     Efficiency ratio (4) (6)                           70.70        53.51        54.35        49.73        48.31

ASSET QUALITY DATA:
     Non-performing assets to total assets
       at end of period (7)                              0.38         0.33         0.37         0.46         0.67
     Allowance for loan losses to non-performing
       loans at end of period                          180.27       255.18       304.53       246.60       138.29
     Allowance for loan losses to total loans
       at end of period                                  0.79         0.90         1.08         0.99         0.92

CONSOLIDATED CAPITAL RATIOS:
     Tier 1 leverage capital ratio                      10.34        19.52         9.44         8.21         6.55
     Tier 1 risk-based capital ratio                    20.91        42.79        19.12        18.24        14.10
     Total risk-based capital ratio                     21.92        44.14        20.37        19.48        15.69

------------------

(1) Includes a one-time special SAIF assessment of $2.9 million ($1.9 million after tax effect). Excluding this one-time assessment, net income would have been $7.2 million in 1996.

(2) 1995 earnings per share have been stated only for a partial period because of the Bank's conversion to stock form on April 6, 1995.

(3) With the exception of end of period ratios, all ratios are based on average daily balances during the respective periods and are annualized where appropriate.

(4) Exclusive of the effect of the one-time special SAIF assessment, return on average assets would have been 1.01% for 1996, return on average equity would have been 6.12%, non-interest expense to average assets would have been 2.51% and the efficiency ratio would have been 60.85%.

(5) Interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities, and net interest margin represents net interest income as a percentage of average interest-earning assets.

(6) The efficiency ratio represents noninterest expense, as a percentage of the sum of net interest income and noninterest income.

(7) Non-performing assets consist of non-accruing loans and real estate acquired through foreclosure, by deed-in-lieu thereof or deemed insubstance foreclosed.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS



         The following discussion and analysis is intended to assist readers in understanding the financial condition and results of operations of ISB Financial Corporation (the "Company") and its subsidiaries for the years ended December 31, 1994 through 1996. This review should be read in conjunction with the audited consolidated financial statements, accompanying footnotes and supplemental financial data included herein. FINANCIAL CONDITION

ASSETS

         GENERAL - Total assets of the Company increased by $320.4 million, or 52.6%, from $608.8 million at December 31, 1995 to $929.3 million at December 31, 1996. This increase was primarily due to the acquisition of Royal Bankgroup of Acadiana, Inc. ("Royal") of Lafayette, Louisiana, and its wholly owned subsidiary, Bank of Lafayette, and the acquisition of Jefferson Bancorp, Inc. ("Jefferson") of Gretna, Louisiana and its wholly owned subsidiary, Jefferson Federal Savings Bank. The Royal acquisition added $70.2 million of assets and $64.2 million of liabilities for a total cash price of $9.2 million. Goodwill of $3.2 million was recognized in the Royal transaction. The Jefferson acquisition added $266.2 million of assets and $229.4 million of liabilities for a total cash price of $51.8 million. Goodwill of $11.1 million and a core deposit intangible of $3.8 million was recognized in the Jefferson transaction. The Bank of Lafayette was merged with and into the Company's previously existing subsidiary, Iberia Savings Bank and the two branch offices of the Bank of Lafayette were added to the branch network of Iberia Savings Bank. Jefferson Federal Savings Bank was converted to a Louisiana-chartered savings bank upon its acquisition by the Company and now operates as a separate subsidiary of ISB Financial Corporation under the name of Jefferson Bank. The following discussion describes the major changes in the asset mix during 1996.

ASSET MIX
---------
AT DECEMBER 31, 1996

Single Family Residential Loans         41.9%
Mortgage-Backed Securities              16.2%
Cash & Investments                      16.9%
Consumer Loans                          13.1%
Other Assets                             5.4%
Commercial Business Loans                3.8%
Commercial Real Estate Loans             2.7%


         CASH AND CASH EQUIVALENTS - Cash and cash equivalents, which consist of interest-bearing and noninterest-bearing deposits and cash on hand, increased by $1.6 million, or 3.2%, to $53.4 million at December 31, 1996 compared to $51.7 million at December 31, 1995. The increase in cash and cash equivalents was due primarily to an aggregate of $43.5 million of cash acquired from Royal and Jefferson and $19.1 million in net cash inflow from operations, partially offset by the $61.0 million of cash used to acquire Royal and Jefferson.

         INVESTMENT SECURITIES - Investment securities increased by $16.5 million or 18.9%, to $103.7 million at December 31, 1996 compared to $87.2 million at December 31, 1995. The increased level of investment securities was the result of an aggregate of $59.5 million of investment securities acquired from Royal and Jefferson and $12.9 million of investment securities purchased, which was partially offset by $54.8 million of investment securities sold or matured, an $865,000 decrease in the market value of investment securities available for sale and $182,000 of amortization of premiums on investment securities.

         At December 31, 1996, $101.1 million of the Company's investment securities were classified as available for sale and had a pre-tax effected net unrealized gain of $288,000 at such date. In addition, at such date, $95.9 million of the Company's investment securities consisted of U.S. Government and Federal agency obligations and $56.4 million, or 54.4% of the Company's investment securities were due within one year. Note 3 to the Consolidated Financial Statements provides further information on the Company's investment securities.

         MORTGAGE-BACKED SECURITIES - Mortgage-backed securities increased by $99.0 million, or 191.7%, to $150.7 million at December 31, 1996 compared to $51.6 million at December 31, 1995. The increased balance of mortgage-backed securities was the result of an aggregate of $110.9 million of mortgage-backed securities acquired from Royal and Jefferson, which was partially offset by $11.9 million of repayments on mortgage-backed securities.

         At December 31, 1996, approximately 99.4% of the Company's mortgage-backed securities were issued or guaranteed by Federal agencies or government sponsored enterprises. Additional information on the Company's mortgage-backed securities may be found in Note 4 of the Consolidated Financial Statements.

         LOANS RECEIVABLE, NET - Loans receivable, net, increased by $171.6 million, or 42.9%, to $571.1 million at December 31, 1996 compared to $399.5 million at December 31, 1995. Total mortgage loans increased $75.5 million, or 21.6% during 1996, primarily as the result of a $67.9 million increase in single-family residential mortgage loans and an $8.5 million increase in commercial real estate loans. The increase in mortgage loans was the result of an aggregate of $64.5 million of mortgage loans acquired primarily from Jefferson and, to a much lesser extent, Royal and $71.9 million of mortgage loans originated for portfolio during 1996, which was partially offset by $60.9 million in repayments on mortgage loans. Commercial business loans increased $25.0 million, or 226.4%, during 1996 to $36.1 million at December 31, 1996. The increase in commercial business loans was the result of $8.3 million of commercial business loans acquired from Royal and $27.2 million of commercial business loans originated during 1996, which was partially offset by $10.5 million of repayments on commercial business loans. An increased emphasis on the origination of commercial real estate and commercial business loans was initiated during 1996. A significant restructuring and upgrading of the commercial lending department, including expertise acquired in the Royal acquisition, was completed in 1996. Consumer loans increased $66.3 million, or 124.1%, during 1996 to $119.8 million at year-end. The increase in consumer loans was the result of $36.4 million of consumer loans, including $23.2 million of indirect automobile loans, acquired primarily from Royal and, to a much lesser extent, Jefferson and $68.5 of consumer loans originated during 1996, which was partially offset by $38.6 million of repayments on consumer loans. The Company acquired an experienced department of indirect automobile dealer lenders as a result of the Royal acquisition. The balance of indirect automobile loans at December 31, 1996 was $52.0 million. For additional information on loans, see
Note 5 to the Consolidated Financial Statements.

         NON-EARNING ASSETS - Premises and equipment increased $6.0 million, or 64.0%, to $15.5 million in 1996, primarily as a result of the acquisitions of Royal and Jefferson. Goodwill and other intangibles of $17.8 million related to the acquisitions was included on the balance sheet at December 31, 1996.

LIABILITY AND EQUITY MIX
--------------------------
AT DECEMBER 31, 1996

Certificates of Deposit            50.7%
Demand Deposits                    18.3%
Regular Savings                    12.9%
Stockholders' Equity               12.3%
FHLB Advances                       5.1%
Other Liabilities                   0.8%

LIABILITIES AND STOCKHOLDERS' EQUITY

         GENERAL - The Company's primary funding sources include deposits, borrowings from the Federal Home Loan Bank ("FHLB") of Dallas and stockholders' equity. The following discussion focuses on the major changes in the mix during 1996.

         DEPOSITS - Deposits increased by $315.7 million, or 71.0%, from $444.6 million at December 31, 1995 to $760.3 million at December 31, 1996. The increase was the result of an aggregate of $288.3 million of deposits acquired from Royal and Jefferson, $19.5 million of interest credited and $7.9 million of net cash deposits. Additional information regarding deposits is provided in Note 8 to the Consolidated Financial Statements.

         BORROWINGS - The Company's borrowings are comprised of advances from the FHLB of Dallas which increased by $7.3 million, or 17.9%, from $40.5 million at December 31, 1995 to $47.8 million at December 31, 1996. The increase in outstanding FHLB advances was used to fund the origination of additional fixed-rate, long-term mortgage loans. For additional information, including maturities of the Company's borrowings, see Note 9 to the Consolidated Financial Statements.

         STOCKHOLDERS' EQUITY - Stockholders' equity provides a source of permanent funding, allows for future growth and provides the Company with a cushion to withstand unforeseen adverse developments. At December 31, 1996, stockholders' equity totaled $114.0 million, a decrease of $5.7 million from the previous year-end level. The decrease in stockholders' equity in 1996 reflects, in part, certain aspects of management's plan to enhance shareholder value. The decrease in stockholders' equity during 1996 was the result of $2.2 million of cash dividends declared on the Company's common stock, $4.9 million of the Company's common stock re-purchased and placed into treasury, $4.7 million of the Company's common stock purchased to fund the Company's Recognition and Retention Plan ("RRP") trust, which was charged to stockholders' equity as unearned compensation, and a $571,000 decrease in net unrealized gain on securities, which was partially offset by $5.3 million of net income, $1.2 million of common stock released by the Company's Employee Stock Ownership Plan ("ESOP") trust and $211,000 of common stock earned by participants of the RRP trust.

         Federal regulations impose minimum regulatory capital requirements on all institutions with deposits insured by the Federal Deposit Insurance Corporation ("FDIC"). The Board of Governors of the Federal Reserve System ("FRB") imposes similar capital regulations on bank holding companies. At December 31, 1996, the Company exceeded all required regulatory capital ratio requirements with a tier 1 leverage capital ratio of 10.3%, a tier 1 risk-based capital ratio of 20.9% and a total risk-based capital ratio of 21.9%. At December 31, 1996, Iberia Savings Bank exceeded all required regulatory capital ratio requirements with a tier 1 leverage capital ratio of 10.3%, a tier 1 risk-based capital ratio of 17.9% and a total risk-based capital ratio of 18.9%. At December 31, 1996, Jefferson

Bank also exceeded all required regulatory capital ratio requirements with a tier 1 leverage capital ratio of 7.0%, a tier 1 risk-based capital ratio of 24.6% and a total risk-based capital ratio of 25.4%. These compared to regulatory requirements of 3.0%, 4.0%, and 8.0% respectively. The graph displays the Company's, Iberia Savings Bank's and Jefferson Bank's regulatory capital position as of December 31, 1996, along with the applicable regulatory requirements.

REGULATORY
CAPITAL
--------
[CHART]


NET INCOME
----------

1992    $6,559
1993    $7,550
1994    $6,237
1995    $7,007
1996    $5,278
1996    $7,188 Before Special Assessment

RESULTS OF OPERATIONS

         GENERAL - The Company reported net income of $5.3 million, $7.0 million and $6.2 million for the years ended December 31, 1996, 1995 and 1994, respectively. The $1.7 million, or 24.7%, decrease in net income in 1996 compared to the prior year was due primarily to the $2.9 million, $1.9 million net of taxes, special assessment imposed by the FDIC on savings institutions with deposits insured by the Savings Association Insurance Fund ("SAIF") to recapitalize the deposit insurance fund for savings institutions. During 1996, interest income increased $10.4 million, noninterest income increased $1.2 million, interest expense increased $5.9 million, noninterest expense, excluding the FDIC special assessment, increased $5.2 million and income tax expense decreased $604,000.

         NET INTEREST INCOME - Net interest income is determined by interest rate spread (i.e. the difference between the yields earned on interest-earning assets and the rates paid on its interest-bearing liabilities) and the relative amounts of interest-earning assets and interest-bearing liabilities. The Company's average interest rate spread was 2.97%, 3.16% and 3.88% during the years ended December 31, 1996, 1995, and 1994, respectively. The Company's net interest margin (i.e., net interest income as a percentage of average interest-earning assets) was 3.77%, 3.95%, and 4.17%, during the years ended December 31, 1996, 1995, and 1994, respectively.

NET INTEREST MARGIN
-------------------

1992           4.48%
1993           4.41%
1994           4.17%
1995           3.95%
1996           3.77%

         Net interest income increased $4.5 million, or 21.5%, in 1996 to $25.6 million compared to $21.1 million in 1995. The reason for such increase was a $10.4 million, or 24.5%, increase in interest income, which was partially offset by a $5.9 million, or 27.5%, increase in interest expense. Net interest income increased $1.8 million, or 9.3%, in 1995 compared to 1994. Such increase was due to a $5.8 million increase in interest income, which was partially offset by a $4.0 million increase in interest expense.

         INTEREST INCOME - Interest income totaled $52.7 million for the year ended December 31, 1996, an increase of $10.4 million over the total of $42.3 million for the year ended December 31, 1995. This improvement was mainly due to an increase in the Company's average interest-earning assets of $145.6 million, or 27.3%, to $678.3 million for the year ended December 31, 1996, caused primarily by the two acquisitions that took place during the year. Interest earned on loans increased $7.4 million, or 22.6%, in 1996. The increase was due to a $89.4 million, or 23.4%, increase in the average balance of loans, which was partially offset by a 5 basis point (with 100 basis points being equal to 1%) decrease in the yield earned. Interest earned on investment securities increased $106,000, or 2.2%, in 1996. The increase was due to a $1.4 million, or 1.8%, increase in the average balance of investment securities together with a 2 basis point increase in the yield earned. Interest earned on mortgage-backed securities increased $1.7 million, or 58.3%, during 1996. The increase was due to a $28.1 million, or 63.2%, increase in the average balance of mortgage-backed securities, which was partially offset by a 19 basis point decrease in the yield earned. Interest income on other earning assets, primarily interest-bearing deposits, increased $1.2 million, or 64.0%, during 1996. The increase was due to a $26.6 million, or 98.9%, increase in the average balance of other earning assets, which was partially offset by a 120 basis point decrease in the yield earned. Interest income also is affected by the accretion of discounts on purchased loans into interest income, which is accounted for as a yield adjustment. During the years ended December 31, 1996 and 1995, $502,000 and $717,000, respectively, was accreted into income. At December 31, 1996, the amount of the Company's remaining unaccreted discount was $1.5 million.

         Interest income amounted to $42.3 million and $36.5 million for the years ended December 31, 1995 and 1994, respectively. The $5.8 million, or 15.8%, increase in interest income in 1995 was due to a $1.8 million, or 6.0%, increase in interest income on loans, a $1.7 million, or 53.5%, increase in interest income on investment securities, an $818,000, or 40.4%, increase in interest income on mortgage-backed securities and a $1.4 million, or 362.8%, increase in interest income on other earning assets.

         INTEREST EXPENSE - Interest expense increased $5.9 million, or 27.5%, in 1996 to $27.1 million compared to $21.3 million in 1995. The reason for such increase was a $3.8 million increase in interest expense on deposits and a $2.1 million increase in interest expense on borrowings. The increase in interest expense on deposits was the result of an $88.7 million, or 20.7%, increase in the average balance of deposits, primarily as the result of the two acquisitions during the year, which was partially offset by an 8 basis point decrease in the average cost of deposits. The increase in interest expense on borrowings was the result of a $32.1 million, or 206.9%, increase in the average balance of borrowings, which was partially offset by a 15 basis point decrease in the average cost of borrowings. During

1996, the Company increased its utilization of FHLB advances as a result of its program of originating long-term, fixed-rate residential mortgage loans which are funded by matching long-term, fixed-rate FHLB advances.

         Total interest expense amounted to $21.3 million and $17.3 million for the years ended December 31, 1995 and 1994, respectively. The $4.0 million, or 23.1%, increase in interest expense in 1995 compared to 1994 was due primarily to a 69 basis point increase in the average cost of deposits and a $15.5 million increase in the average balance of borrowings.


         The following table sets forth, for the periods indicated, information regarding (i) the total dollar amount of interest income of the Bank from interest-earning assets and the resultant average yields; (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average rate; (iii) net interest income; (iv) interest rate spread; and (v) net interest margin. Information is based on average daily balances during the indicated periods.

(DOLLARS IN THOUSANDS)
                                                                   YEAR ENDED DECEMBER 31,
----------------------------------------------------------------------------------------------------------------------------------
                                                                             1996                              1995
----------------------------------------------------------------------------------------------------------------------------------
                                                 YIELD/COST AT                        AVERAGE                          AVERAGE
                                                  DECEMBER 31,  AVERAGE                YIELD/     AVERAGE               YIELD/
                                                      1996      BALANCE    INTEREST     COST      BALANCE    INTEREST    COST
----------------------------------------------------------------------------------------------------------------------------------
Interest-earning assets:
  Loans receivable:
   Mortgage loans                                      7.79%   $362,663     $29,648      8.18%    $321,528    $26,787     8.33%
   Commercial business loans                           9.49      23,835       2,559     10.74        8,699        838     9.63
   Consumer and other loans                            9.54      85,017       8,056      9.48       51,885      5,205    10.03
                                                               --------     -------               --------    -------
    Total loans                                        8.27     471,515      40,263      8.54      382,112     32,830     8.59
Mortgage-backed securities                             6.35      72,664       4,498      6.19       44,531      2,842     6.38
Investment securities                                  6.17      80,565       4,926      6.11       79,134      4,820     6.09
Other earning assets                                   5.72      53,535       3,020      5.64       26,922      1,842     6.84
                                                               --------     -------               --------    -------
    Total interest-earning assets                      7.55     678,279      52,707      7.77      532,699     42,334     7.95
                                                                            -------                           -------
Non-interest earning assets                                      35,572                             23,366
                                                               --------                           --------
    Total assets                                               $713,851                           $556,065
                                                               ========                           ========

Interest-bearing liabilities:
  Deposits:
   Demand deposits                                     2.06    $ 84,921       2,151      2.53     $ 63,035      1,736     2.75
   Passbook savings deposits                           2.59      69,892       1,860      2.66       53,532      1,520     2.84
   Certificates of deposit                             5.61     362,745      20,006      5.52      312,326     16,987     5.44
                                                               --------      ------               --------    -------
    Total deposits                                     4.45     517,558      24,017      4.64      428,893     20,243     4.72
  Borrowings                                           6.54      47,610       3,119      6.55       15,511      1,039     6.70
                                                               --------      ------               --------    -------
    Total interest-bearing liabilities                 4.58     565,168      27,136      4.80      444,404     21,282     4.79
                                                                             ------                           -------
Non-interest bearing demand deposits                             23,603                              8,041
Non-interest bearing liabilities                                  7,597                              5,538
                                                               --------                           --------
    Total liabilities                                           596,368                            457,983
Stockholders' Equity                                            117,483                             98,082
                                                               --------                           --------
    Total liabilities and stockholders' equity                 $713,851                           $556,065
                                                               ========                           ========
Net interest-earning assets                                    $113,111                           $ 88,295
                                                               ========                           ========

Net interest income/interest rate spread               2.97%                $25,571      2.97%                $21,052     3.16%
                                                       ====                 =======      ====                 =======     ====

Net interest margin                                                                      3.77%                            3.95%
                                                                                         ====                             ====

Ratio of average interest-earning assets to
  average interest-bearing liabilities                           120.01%                            119.87%
                                                                 ======                             ======




(DOLLARS IN THOUSANDS)
                                                         YEAR ENDED DECEMBER 31,
-------------------------------------------------------------------------------------
                                                                  1994
-------------------------------------------------------------------------------------
                                                                            AVERAGE
                                                       AVERAGE               YIELD/
                                                       BALANCE    INTEREST    COST
-------------------------------------------------------------------------------------
Interest-earning assets:
  Loans receivable:
   Mortgage loans                                      $300,898    $25,997    8.64%
   Commercial business loans                              6,092        451    7.40
   Consumer and other loans                              47,722      4,537    9.51
                                                       --------    -------
    Total loans                                         354,712     30,985    8.74
Mortgage-backed securities                               41,827      2,024    4.84
Investment securities                                    57,341      3,141    5.48
Other earning assets                                      8,173        398    4.87
                                                       --------    -------
    Total interest-earning assets                       462,053     36,548    7.91
                                                                   -------
Non-interest earning assets                              21,756
                                                       --------
    Total assets                                       $483,809
                                                       ========

Interest-bearing liabilities:
  Deposits:
   Demand deposits                                     $ 71,855      1,843    2.56
   Passbook savings deposits                             58,534      1,611    2.75
   Certificates of deposit                              298,646     13,838    4.63
                                                       --------    -------
    Total deposits                                      429,035     17,292    4.03
  Borrowings                                                 29          2    6.90
                                                       --------    -------
    Total interest-bearing liabilities                  429,064     17,294    4.03
                                                                   -------
Non-interest bearing demand deposits                      6,824
Non-interest bearing liabilities                          5,097
                                                       --------
    Total liabilities                                   440,985
Stockholders' Equity                                     42,824
                                                       --------
    Total liabilities and stockholders' equity         $483,809
                                                       ========
Net interest-earning assets                            $ 32,989
                                                       ========

Net interest income/interest rate spread                           $19,254    3.88%
                                                                   =======    =====
Net interest margin                                                           4.17%
                                                                              =====

Ratio of average interest-earning assets to
  average interest-bearing liabilities                   107.69%
                                                         =======

         The following table sets forth the effects of changing rates and volumes on net interest income of the Company. Information is provided with respect to (i) effects on interest income attributable to changes in volume (changes in volume multiplied by prior rate); (ii) effects on interest income attributable to changes in rate (changes in rate multiplied by prior volume); and (iii) changes in rate/volume (change in rate multiplied by change in volume).

(DOLLARS IN THOUSANDS)                                                 YEARS ENDED DECEMBER 31,
                                          -----------------------------------------------------------------------------------------
                                                           1996/1995                                 1995/1994
                                          -----------------------------------------------------------------------------------------
                                                     CHANGE ATTRIBUTABLE TO                    CHANGE ATTRIBUTABLE TO
                                          -----------------------------------------------------------------------------------------
                                                                             TOTAL                                         TOTAL
                                                                  RATE/     INCREASE                              RATE/   INCREASE
                                            RATE       VOLUME    VOLUME    (DECREASE)     RATE      VOLUME       VOLUME  (DECREASE)
                                          -----------------------------------------------------------------------------------------
Interest-Earning Assets:
   Loans receivable:
      Mortgage loans                     $  (502)    $ 3,427    $   (64)    $ 2,861    $  (929)    $ 1,783     $   (64)    $   790
      Commercial business loans               96       1,458        167       1,721        136         193          58         387
      Consumer and other loans              (289)      3,324       (184)      2,851        250         396          22         668
                                          -----------------------------------------------------------------------------------------
        Total loans receivable              (695)      8,209        (81)      7,433       (543)      2,372          16       1,845
   Mortgage-backed securities                (85)      1,795        (54)      1,656        645         131          42         818
   Investment securities                      19          87          0         106        352       1,193         134       1,679
   Other earning assets                     (323)      1,821       (320)      1,178        161         913         370       1,444
                                          -----------------------------------------------------------------------------------------
        Total net change in income
           on interest-earning assets     (1,084)     11,912       (455)     10,373        615       4,609         562       5,786
                                          -----------------------------------------------------------------------------------------

Interest-Bearing Liabilities:
   Deposits:
      Demand deposits                       (139)        602        (48)        415        136        (226)        (17)       (107)
      Regular savings deposits               (95)        464        (29)        340         51        (138)         (4)        (91)
      Certificates of deposit                238       2,743         38       3,019      2,405         634         110       3,149
                                          -----------------------------------------------------------------------------------------
        Total deposits                         4       3,809        (39)      3,774      2,592         270          89       2,951
   Borrowings                                (23)      2,150        (47)      2,080          0       1,068         (31)      1,037
                                          -----------------------------------------------------------------------------------------
   Total net change in expense on
      interest-bearing liabilities           (19)      5,959        (86)      5,854      2,592       1,338          58       3,988
                                          -----------------------------------------------------------------------------------------

   Net change in net interest
      income                             $(1,065)    $ 5,953    $  (369)    $ 4,519    $(1,977)    $ 3,271     $   504     $ 1,798
                                          =========================================================================================

         PROVISION FOR LOAN LOSSES - Provision for loan losses are charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on various factors, including historical experience, the volume and type of lending conducted by the Company, the amount of the Company's classified assets, the status of past due principal and interest payments, general economic conditions, particularly as they relate to the Company's market area, and other factors related to the collectibility of the Company's loan portfolio. Management of the Company assesses the allowance for loan losses on a quarterly basis and will make provisions for loan losses as deemed appropriate in order to maintain the adequacy of the allowance for loan losses.

ALLOWANCE FOR LOAN LOSSES
    AND AMOUNT OF
 NON-PERFORMING LOANS
     AT YEAR END
-------------------------

Non-Performing Loans

1992           $2,353
1993           $1,384
1994           $1,258
1995           $1,468
1996           $2,560

Loan Loss Allowance

1992           $3,254
1993           $3,413
1994           $3,831
1995           $3,746
1996           $4,615


         The Company made a provision for loan losses of $156,000 in 1996, compared to $239,000 and $305,000 for 1995 and 1994, respectively.

         The allowance for loan losses amounted to $4.6 million or .79% and 180.3% of total loans and total nonperforming loans, respectively, at December 31, 1996 compared to $3.7 million or .90% and 255.2%, respectively, at December 31, 1995.

         Non-performing loans (non-accrual loans and accruing loans 90 days or more overdue) were $2.6 million and $1.5 million at December 31, 1996 and December 31, 1995, respectively. The Company's real estate owned, which consists of real estate acquired through foreclosure or by deed-in-lieu thereof, amounted to $978,000 and $561,000 at December 31, 1996 and December 31, 1995,
respectively. As a percentage of total assets, the Company's total non-performing assets, which consists of non-performing loans plus real estate owned, amounted to $3.7 million or .38% at December 31, 1996 and $2.0 million or
 .33% at December 31, 1995.

         Although management of the Company believes that the Company's allowance for loan losses was adequate at December 31, 1996, based on facts and circumstances available to it, there can be no assurances that additions to such allowance will not be necessary in future periods, which would adversely affect the Company's results of operations.

         NON-INTEREST INCOME - For 1996, the Company reported non-interest income of $3.8 million compared to $2.7 million of non-interest income for 1995. The primary reasons for the $1.1 million, or 43.1%, increase in non-interest income was a $507,000, or 33.2%, increase in service charges on deposit accounts reflecting the increased number of deposit accounts due to the Royal and Jefferson acquisitions, a $398,000, or 78.3%, increase in other income and $181,000 of gains on the sale of investment securities.

         Total non-interest income amounted to $2.7 million and $2.4 million for the years ended December 31, 1995 and 1994, respectively. The primary reason for the $243,000 increase in non-interest income during 1995 compared to 1994 was a $290,000 increase in service charges on deposit accounts. This increase represents an increase in the number of accounts within the categories in which the Company imposes service charges.

         NON-INTEREST EXPENSE - Non-interest expense includes salaries and employee benefits, occupancy expense, SAIF deposit insurance premiums (including, in 1996, the one-time special SAIF assessment), advertising and marketing expense, computer service expense and other items. Non-interest expense amounted to $20.8 million, $12.7 million, and $11.8 million for the three years ended December 31, 1996, 1995, and 1994, respectively. The primary reasons for the $8.1 million, or 63.7% increase in non-interest expense was the FDIC special assessment of $2.9 mil-lion (pre-tax), the compensation expenses resulting from the ESOP and the RRP plan and the ongoing expenses of operating 11 additional branch offices, nine of which were acquired in the Royal and Jefferson acquisitions. Salaries and employee benefits increased $2.2 million, or 34.0%, occupancy expense increased $413,000, or 50.6%, advertising expense increased $287,000, or 60.4%, other expense increased $827,000, or 30.2%, and the amortization of goodwill and acquisition intangibles increased $310,000, or 348.3%. As of December 31, 1996, the Company had goodwill and acquisition intangibles of $17.8 million, primarily from the Royal and Jefferson acquisitions. For 1997, amortization expense related to the goodwill and acquisition intangibles recorded at December 31, 1996 is expected to amount to $1.6 million. See Note 18 of the Notes to Consolidated Financial Statements. In addition, franchise and shares tax expense was $987,000 for 1996, the first year the Company was subject to such taxes.


         INCOME TAXES - For the years ended December 31, 1996, 1995, and 1994, the Company incurred income tax expense of $3.2 million, $3.8 million, and $3.4 million, respectively. The Company's effective tax rate amounted to 37.6%, 35.1%, and 35.0% during 1996, 1995, and 1994 respectively. The difference between the effective tax rate and the statutory tax rate primarily related to variances in the items that are either non-taxable or non-deductible, primarily the non-deductibility of the amortization of goodwill and acquisition intangibles and the non-deductible portion of the ESOP compensation expense. For more information, see Note 10 to the Consolidated Financial Statements.

ASSET AND LIABILITY MANAGEMENT

         The principal objective of the Company's asset and liability management function is to evaluate the interest-rate risk included in certain balance sheet accounts, determine the level of risk appropriate given the Company's business focus, operating environment, capital and liquidity requirements and performance objectives, establish prudent asset concentration guidelines and manage the risk consistent with Board approved guidelines. Through such management, the Company seeks to reduce the vulnerability of its operations to changes in interest rates and to manage the ratio of interest-rate sensitive assets to interest-rate sensitive liabilities within specified maturities or repricing dates. The Company's actions in this regard are taken under the guidance of the Asset/Liability Committee ("ALCO"), which is chaired by the Chief Executive Officer and comprised of members of the Company's senior management. The ALCO generally meets on a weekly basis, to review, among other things, the sensitivity of the Company's assets and liabilities to interest rate changes, local and national market conditions and interest rates. In connection therewith, the ALCO generally reviews the Company's liquidity, cash flow needs, maturities of investments, deposits and borrowings, and capital position. The ALCO reports to the Company's Board of Directors on a quarterly basis.

         As part of its asset/liability management strategy, the Company has emphasized the origination of consumer loans, commercial business loans and commercial real estate loans, all of which typically have shorter terms than residential mortgage loans and/or adjustable or variable rates of interest. The Company has also emphasized the origination for portfolio of adjustable-rate mortgage ("ARM") loans. As of December 31, 1996, $208.4 million, or 35.8% of the Company's total loan portfolio had adjustable interest rates. In addition, in recent periods, the Company has originated fixed-rate, long-term mortgage loans that are funded by fixed-rate, long-term amortizing advances from the FHLB.

         As part of the Company's asset/liability management strategies, the Company has limited its investments in investment securities to those with an estimated life of five years or less. In addition, the Company generally has determined to limit its investments in mortgage-backed securities, all of which are designated as held to maturity at December 31, 1996, to those which are backed by ARMs and/or which otherwise have an adjustable rate feature. At December 31, 1996, $62.5 million or 41.5% of the Company's mortgage-backed securities were backed by ARMs or had adjustable interest rates. In addition, at December 31, 1996, $79.3 million, or 52.6% of the fixed-rate mortgage-backed securities had a balloon feature (the mortgage-backed security will mature and repay before the underlying loans have been fully amortized). All of the balloon mortgage-backed securities were acquired in the Jefferson acquisition. At December 31, 1996, the Company's portfolio of mortgage-backed securities with a balloon feature had a weighted average life of 2.5 years.

         The Company's strategy with respect to liabilities in recent periods has been to emphasize transaction accounts, which are not as sensitive to changes in interest rates as time certificates of deposit. At December 31, 1996, 38.1% of the Company's deposits were in transaction accounts compared to 27.8% at December 31, 1995. This change in deposit mix was achieved primarily by the Royal and Jefferson acquisitions.

         The following summarizes the anticipated maturities or repricing of the Company's interest-earning assets and interest-bearing liabilities as of December 31, 1996, based on the information and assumptions set forth in the notes below.

                                                  UP TO        ONE YEAR TO      TWO YEARS TO  THREE YEARS     FIVE YEARS
                                                ONE YEAR        TWO YEARS       THREE YEARS   TO FIVE YEARS  TO TEN YEARS
                                              ------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)
Interest-earning assets (1):
   Loans receivable                             $ 162,354       $  59,506       $  57,838       $ 100,486      $ 137,025
   Investment securities (2)                      104,524          31,630           7,603           1,982            184
   Mortgage-backed securities                      80,737          21,396          21,104          22,280          3,185
                                              ------------------------------------------------------------------------------
      Total                                       347,615         112,532          86,545         124,748        140,394
                                              ------------------------------------------------------------------------------
Interest-bearing liabilities:
Deposits:
   NOW accounts(3)                                 28,487          16,491          10,884           1,902          3,845
   Regular savings accounts(3)                     20,346          25,828          19,113           9,248         18,060
   Money market deposit
      accounts ("MMDA")(3)                         46,349           1,355           1,206             488            464
   Certificates of deposit                        301,409         111,653          22,390          33,342          2,259
Borrowings                                          1,510           1,612           1,720           3,797         11,970
                                              ------------------------------------------------------------------------------
      Total                                       398,101         156,939          55,313          48,777         36,598
                                              ------------------------------------------------------------------------------
Excess (deficiency) of interest-
   earning assets over interest-
   bearing liabilities                          $ (50,486)      $ (44,407)      $  31,232       $  75,971      $ 103,796
                                              ==============================================================================
Cumulative excess (deficiency) of
   interest-earning assets over
   interest-bearing liabilities                 $ (50,486)      $ (94,893)      $ (63,661)      $  12,310      $ 116,106
                                              ==============================================================================
Cumulative excess (deficiency) of interest-
   earning assets over interest-bearing
   liabilities as a percent of total assets         (5.43)%        (10.21)%         (6.85)%          1.32%         12.49%
                                              ==============================================================================

                                               OVER TEN
                                                 YEARS           TOTAL
                                             -----------------------------
(DOLLARS IN THOUSANDS)
Interest-earning assets (1):
   Loans receivable                            $  58,495       $ 575,704
   Investment securities (2)                          --         145,923
   Mortgage-backed securities                      1,967         150,669
                                             -----------------------------
      Total                                       60,462         872,296
                                             -----------------------------
Interest-bearing liabilities:
Deposits:
   NOW accounts(3)                                15,382          76,991
   Regular savings accounts(3)                    27,090         119,685
   Money market deposit
      accounts ("MMDA")(3)                         8,807          58,669
   Certificates of deposit                             2         471,055
Borrowings                                        27,141          47,750
                                             -----------------------------
      Total                                       78,422         774,150
                                             -----------------------------
Excess (deficiency) of interest-
   earning assets over interest-
   bearing liabilities                         $ (17,960)      $  98,146
                                             =============================
Cumulative excess (deficiency) of
   interest-earning assets over
   interest-bearing liabilities                $  98,146
                                             =============================
Cumulative excess (deficiency) of interest-
   earning assets over interest-bearing
   liabilities as a percent of total assets        10.56%
                                             =============================


(1) Adjustable-rate assets are included in the period in which interest rates are next scheduled to adjust rather than in the period in which they are due and fixed-rate assets are included in the periods in which they are scheduled to be repaid, based on scheduled amortization, in each case as adjusted to take into account estimated prepayments.

(2)  Includes interest-bearing deposits at other institutions.

(3) Although the Company's NOW accounts, passbook savings accounts and MMDAs are subject to immediate withdrawal, management considers a substantial amount of such accounts to be core deposits having significantly longer effective maturities. The decay rates used on these accounts are based on Federal Home Loan Bank of Atlanta assumptions and should not be regarded as indicative of the actual withdrawals that may be experienced by the Company. If all of the Company's NOW accounts, passbook savings accounts and MMDAs had been assumed to be subject to repricing within one year, interest-bearing liabilities which were estimated to mature or reprice within one year would have exceeded interest-earning assets with comparable characteristics by $210.6 million or 22.67% of total assets.

LIQUIDITY AND CAPITAL RESOURCES

         The Company's liquidity, represented by cash and cash equivalents, is a product of its operating, investing and financing activities. The Company's primary sources of funds are deposits, borrowings, loan and mortgage-backed security amortizations, prepayments and maturities, maturities of investment securities and other short-term investments and funds provided from operations. While scheduled payments from the amortization of loans and mortgage-backed securities and maturing investment securities and short-term investments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. In addition, the Company invests excess funds in overnight deposits and other short-term interest-earning assets which provide liquidity to meet lending requirements. The Company has been able to generate sufficient cash through its deposits and borrowings (primarily consisting of advances from the FHLB of Dallas). At December 31, 1996, the Company had $47.8 million of outstanding advances from the FHLB of Dallas. Additional advances available at December 31, 1996 from the FHLB of Dallas amounted to $177.6 million.

         Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments such as overnight deposits. On a longer-term basis, the Company maintains a strategy of investing in various lending products. The Company uses its sources of funds primarily to meet its ongoing commitments, to pay maturing certificates of deposit and deposit withdrawals, to fund loan commitments and to maintain a portfolio of mortgage-backed and investment securities. At December 31, 1996, the total approved loan commitments outstanding amounted to $33.1 million. At the same date, commitments under unused lines of credit, including credit card lines, amounted to $43.9 million. Certificates of deposit scheduled to mature in one year or less at December 31, 1996 totaled $277.7 million. Management believes that a significant portion of maturing deposits will remain on deposit with the Company. The Company anticipates it will continue to have sufficient funds together with available borrowings to meet its current commitments.

IMPACT OF INFLATION AND CHANGING PRICES

         The consolidated financial statements and related financial data presented herein have been prepared in accordance with generally accepted accounting principles, which generally require the measurement of financial position and operation results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation. Unlike most industrial companies, virtually all of the Company's assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on the Company's performance than does the effect of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates.

RECENT ACCOUNTING STANDARDS

         In October 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") 123, Accounting for Stock-Based Compensation. The statement establishes a fair value based method of accounting for stock-based compensation plans. It encourages entities to adopt that method in place of the provisions of Accounting Principles Board ("APB") Opinion 25, Accounting for Stock Issued to Employees, for all arrangements under which employees receive shares of stock or other equity instruments of the employer if the employer incurs liabilities to employees in amounts based on the price of its stock. The Company will continue using the accounting methods prescribed by APB Opinion 25 and will disclose in the notes to its consolidated financial statements information on a fair value basis for its stock-based compensation plans.

         In June 1996, the FASB issued SFAS 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This statement establishes accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on the consistent application of the financialcomponents approach. This approach requires the recognition of financial assets and servicing assets that are controlled by the reporting entity, and the derecognition of financial assets and liabilities when control is extinguished. Liabilities and derivatives incurred or obtained by transferors in conjunction with the transfer of financial assets are required to be measured at fair value, if practicable. SFAS 125 also supercedes SFAS 122, Accounting for Mortgage Servicing Rights.

         Servicing assets and other retained interests in transferred assets are required to be measured by allocating the previous carrying amount between the assets sold, if any, and the interest that is retained, if any, based on the relative fair value of the assets at the date of transfer. SFAS 127, Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125, was issued in December, 1996 and deferred application of many of the provisions of SFAS 125 until after December 31, 1997.

         Management believes adoption of SFAS 125 will not have a material effect on financial position and the results of operations.

INDEPENDENT AUDITOR'S REPORT

CHARLES E. CASTAING             CASTAING, HUSSEY & LOLAN, LLP                        MEMBERS
ROGER E. HUSSEY                 CERTIFIED PUBLIC ACCOUNTANTS                  AMERICAN INSTITUTE OF
SAMUEL R. LOLAN               525 WEEKS STREET - P.O. BOX 14240           CERTIFIED PUBLIC ACCOUNTANTS
CAROLINE C. BOUDREAUX         NEW IBERIA, LOUISIANA 70562-4240                     SOCIETY OF
PATRICK J. DAUTERIVE                --------------------             LOUISIANA CERTIFIED PUBLIC ACCOUNTANTS
LORI D. PERCLE                       PH: (318) 364-7221
DEBBIE B. TAYLOR                     FAX: (318) 364-7235
KATHERINE H. ARMENTOR
---------------------
ROBIN G. FREYOU
DAWN K. GONSOULIN

TO THE BOARD OF DIRECTORS
ISB FINANCIAL CORPORATION AND SUBSIDIARIES
NEW IBERIA, LOUISIANA

         We have audited the accompanying consolidated statements of financial condition of ISB Financial Corporation and Subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ISB Financial Corporation and Subsidiaries as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


/s/ CASTAING, HUSSEY & LOLAN, LLP

New Iberia, Louisiana
February 7, 1997

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 1996 AND 1995                                                       (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                            1996           1995
                                                                                          ------------------------

                                                          ASSETS
CASH AND CASH EQUIVALENTS:
  Cash on Hand and Due from Banks                                                         $ 10,822       $  5,313
  Interest Bearing Deposits - Federal Home Loan Bank                                        42,563         46,429
                                                                                          ------------------------
  20Total Cash and Cash Equivalents                                                         53,385         51,742
INVESTMENT SECURITIES:
  Held to Maturity (fair value of $2,218 and $784, respectively)                             2,216            784
  Available for Sale, at fair value                                                        101,144         86,058
  Trading Account Securities, at fair value                                                    364            389
Mortgage-Backed Securities Held to Maturity (fair value
  of $150,014 and $51,872, respectively)                                                   150,669         51,646
Loans Receivable, Net                                                                      571,119        399,542
Real Estate Owned                                                                              978            561
Premises and Equipment, Net                                                                 15,483          9,440
Federal Home Loan Bank Stock, at Cost                                                        5,808          3,739
Accrued Interest Receivable                                                                  5,667          4,153
Goodwill and Acquisition Intangibles                                                        17,807             54
Other Assets                                                                                 4,624            722
                                                                                          ------------------------
Total Assets                                                                              $929,264       $608,830
                                                                                          ========================


                                           LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES:
Deposits                                                                                  $760,284       $444,600
Federal Home Loan Bank Advances                                                             47,750         40,490
Advance Payments by Borrowers for Taxes and Insurance                                        1,605          1,239
Accrued Interest Payable on Deposits                                                           832            315
Accrued and Other Liabilities                                                                4,787          2,509
                                                                                          ------------------------
Total Liabilities                                                                          815,258        489,153
                                                                                          ------------------------

Commitments and Contingencies

STOCKHOLDERS' EQUITY:
Preferred Stock of $1 Par Value; 5,000,000 shares authorized,
  -0- shares issued or outstanding                                                              -0-            -0-
Common Stock of $1 Par Value; 25,000,000 shares authorized;
  7,380,671 shares issued                                                                    7,381          7,381
Additional Paid-in Capital                                                                  65,725         65,293
Retained Earnings (Substantially Restricted)                                                54,660         51,584
Unearned Common Stock Held by ESOP                                                          (4,612)        (5,339)
Unearned Common Stock Held by RRP Trust                                                     (4,476)            -0-
Treasury Stock, at cost; 329,411 shares                                                     (4,859)            -0-
Unrealized Gain on Securities, Net of Deferred Taxes                                           187            758
                                                                                          ------------------------
Total Stockholders' Equity                                                                 114,006        119,677
                                                                                          ------------------------
Total Liabilities and Stockholders' Equity                                                $929,264       $608,830
                                                                                          ========================


       THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN
                  INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994                         (DOLLARS IN THOUSANDS EXCEPT PER SHARE AND SHARE DATA)

                                                                              1996          1995           1994
                                                                           ---------------------------------------
INTEREST INCOME:
  Interest on Loans                                                        $   40,263    $   32,830    $   30,985
  Interest and Dividends on Investment Securities                               4,926         4,820         3,141
  Interest on Mortgage-Backed Securities                                        4,498         2,842         2,024
  Interest on Deposits                                                          3,020         1,842           398
                                                                           ---------------------------------------
Total Interest Income                                                          52,707        42,334        36,548
                                                                           ---------------------------------------

INTEREST EXPENSE:
  Interest on Deposits                                                         24,017        20,243        17,292
  Interest on Federal Home Loan Bank Advances                                   3,119         1,039             2
                                                                           ---------------------------------------
Total Interest Expense                                                         27,136        21,282        17,294
                                                                           ---------------------------------------
Net Interest Income                                                            25,571        21,052        19,254
Provision for Loan Losses                                                         156           239           305
                                                                           ---------------------------------------
Net Interest Income After Provision For Loan Losses                            25,415        20,813        18,949
                                                                           ---------------------------------------

NONINTEREST INCOME:
  Gain (Loss) on Sale of Investments                                              181            -0-          (15)
  Service Charges on Deposit Accounts                                           2,032         1,525         1,235
  Late Charges and Other Fees on Loans                                            699           635           691
  Other Income                                                                    906           508           514
                                                                           ---------------------------------------
Total Noninterest Income                                                        3,818         2,668         2,425
                                                                           ---------------------------------------

NONINTEREST EXPENSE:
  Salaries and Employee Benefits                                                8,475         6,324         5,509
  SAIF Deposit Insurance Premium                                                3,679           998         1,009
  Depreciation Expense                                                            998           774           826
  Occupancy Expense                                                             1,229           816           752
  Advertising Expense                                                             762           475           316
  Computer Expense                                                                624           505           526
  Net (Income) Costs of Real Estate Owned                                          56           (30)          132
  Franchise and Shares Tax Expense                                                987            -0-           -0-
  Amortization of Goodwill and Other Acquired Intangibles                         399            89           126
  Other Expenses                                                                3,569         2,742         2,587
                                                                           ---------------------------------------
Total Noninterest Expense                                                      20,778        12,693        11,783
                                                                           ---------------------------------------
Income Before Income Tax Expense                                                8,455        10,788         9,591
Income Tax Expense                                                              3,177         3,781         3,354
                                                                           ---------------------------------------
Net Income                                                                 $    5,278    $    7,007    $    6,237
                                                                           =======================================

Net Income Per Common Share (Note 13)*                                     $      .80    $      .80    $      N/A
                                                                           =======================================

Weighted Average Common Shares Outstanding*                                 6,560,993     6,819,132           N/A
                                                                           =======================================


*Includes 2nd, 3rd and 4th quarters only for 1995.

       THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN
                  INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994                                               (DOLLARS IN THOUSANDS)

                                                                                               UNEARNED
                                                                         RETAINED     UNEARNED   COMMON
                                                             ADDITIONAL  EARNINGS -    COMMON    STOCK
                                                     COMMON   PAID-IN (SUBSTANTIALLY STOCK HELD  HELD BY  TREASURY
                                                     STOCK    CAPITAL   RESTRICTED)   BY ESOP  RRP TRUST   STOCK
                                                   ---------------------------------------------------------------
BALANCE, JANUARY 1, 1994                             $ -0-     $ -0-      $39,868      $ -0-    $ -0-     $ -0-

Net Income for the year ended December 31, 1994                             6,237

Change in Unrealized Loss on Securities Available
   for Sale, Net of Deferred Taxes
                                                   ---------------------------------------------------------------

BALANCE, DECEMBER 31, 1994                             -0-       -0-       46,105        -0-      -0-       -0-

Net Income for the year ended December 31, 1995                             7,007

Cash Dividends Declared                                                    (1,528)

Common Stock Issued in Conversion                   7,381    65,006                  (5,904)

Common Stock Released by ESOP Trust                             287                     565

Change in Unrealized Gain on Securities
   Available for Sale, Net of Deferred Taxes
                                                   ---------------------------------------------------------------

BALANCE, DECEMBER 31, 1995                          7,381    65,293        51,584    (5,339)      -0-       -0-

Net Income for the year ended December 31, 1996                             5,278

Cash Dividends Declared                                                    (2,202)

Common Stock Released by ESOP Trust                             432                     727

Common Stock Acquired by Recognition and
   Retention Plan Trust                                                                       (4,687)

Common Stock Earned by Participants of Recognition
   and Retention Plan Trust                                                                      211

Treasury Stock Acquired at Cost                                                                         (4,859)

Change in Unrealized Gain on Securities
   Available for Sale, Net of Deferred Taxes
                                                   ---------------------------------------------------------------

BALANCE, DECEMBER 31, 1996                         $7,381   $65,725       $54,660   $(4,612) $(4,476)  $(4,859)
                                                   ===============================================================



YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994                   (DOLLARS IN THOUSANDS)


                                                        UNREALIZED          TOTAL
                                                        GAIN (LOSS)        STOCK-
                                                       ON SECURITIES,      HOLDER'S
                                                    NET OF DEFERRED TAXES  EQUITY
                                                   ----------------------------------
BALANCE, JANUARY 1, 1994                                   $ (5)           $ 39,863

Net Income for the year ended December 31, 1994                               6,237

Change in Unrealized Loss on Securities Available
   for Sale, Net of Deferred Taxes                       (1,260)             (1,260)
                                                   ----------------------------------

BALANCE, DECEMBER 31, 1994                               (1,265)             44,840

Net Income for the year ended December 31, 1995                               7,007

Cash Dividends Declared                                                      (1,528)

Common Stock Issued in Conversion                                            66,483

Common Stock Released by ESOP Trust                                             852

Change in Unrealized Gain on Securities
   Available for Sale, Net of Deferred Taxes              2,023               2,023
                                                   ----------------------------------

BALANCE, DECEMBER 31, 1995                                  758             119,677

Net Income for the year ended December 31, 1996                               5,278

Cash Dividends Declared                                                      (2,202)

Common Stock Released by ESOP Trust                                           1,159

Common Stock Acquired by Recognition and
   Retention Plan Trust                                                      (4,687)

Common Stock Earned by Participants of Recognition
   and Retention Plan Trust                                                     211

Treasury Stock Acquired at Cost                                              (4,859)

Change in Unrealized Gain on Securities
   Available for Sale, Net of Deferred Taxes               (571)               (571)
                                                   ----------------------------------

BALANCE, DECEMBER 31, 1996                              $   187            $114,006
                                                   ==================================


       THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN
                  INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994                                            (DOLLARS IN THOUSANDS)

                                                                        1996           1995           1994
                                                                   -------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income                                                           $  5,278       $  7,007       $  6,237

Adjustments to Reconcile Net Income to Net Cash Provided by
 Operating Activities:
   Depreciation and Amortization                                        1,522            973            952
   Provision for Loan Losses                                              156            239            305
   Compensation Expensed Recognized on RRP                                211            -0-            -0-
   Write-Down of Real Estate Owned to Market Value                          8            -0-             46
   Gain on Sale of Premises and Equipment                                (107)           (18)          (125)
   Loss (Gain) on Sale of Real Estate Owned                                32            (42)           (45)
   Gain on Loans Sold                                                     (55)           -0-             (4)
   (Gain) Loss on Sale of Investments                                    (181)           -0-             15
   Amortization of Premium/Discount on Investments                        370            405            775
   Current Provision for Deferred Income Taxes                            381            381            518
   FHLB Stock Dividends                                                  (259)          (232)          (161)
   Loans Originated for Resale                                         (4,610)          (406)        (1,503)
   Proceeds From Loans Sold to Others                                   4,665            406          1,507
   Income Reinvested on Marketable Equity Security                       (306)          (296)          (205)
   ESOP Contribution                                                    1,146            852            -0-
   Net Change in Securities Classified as Trading                          (9)          (390)           -0-
   Changes in Assets and Liabilities:
      Decrease (Increase) in Accrued Interest Receivable                  588         (1,179)           (13)
      (Increase) Decrease in Other Assets and Other Liabilities        (2,583)          (180)          (187)
                                                                   -------------------------------------------

NET CASH PROVIDED BY OPERATING ACTIVITIES                               6,247          7,520          8,112
                                                                   -------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Proceeds From Sales of Available for Sale Securities                12,207            -0-         18,297
   Proceeds From Maturities of Held to Maturity Securities              2,142            145            141
   Proceeds From Maturities of Available for Sale Securities           40,625          7,000         15,014
   Purchases of Securities Held to Maturity                            (1,576)           -0-            -0-
   Purchases of Securities Available for Sale                         (11,034)       (42,855)       (25,572)
   Increase in Loans Receivable, Net                                  (62,919)       (29,184)       (27,663)
   Proceeds from FHLBStock Redemption                                      24            -0-            -0-
   Proceeds From Sale of Premises and Equipment                           238             70            660
   Purchases of Premises and Equipment                                 (1,812)          (645)          (713)
   Proceeds From Disposition of Real Estate Owned                         338            248            626
   Purchases of Mortgage-Backed Securities                                -0-        (15,532)        (4,793)
   Principal Collections on Mortgage-Backed Securities                 11,903          3,722          6,108
   Cash Paid in Excess of Cash Received on Bank Acquisitions          (17,521)           -0-            -0-
   Other Investing Activities                                             -0-            (20)           -0-
                                                                   -------------------------------------------

NET CASH USED IN INVESTING ACTIVITIES                                 (27,385)       (77,051)       (17,895)
                                                                   -------------------------------------------

YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994                                                      (DOLLARS IN THOUSANDS)

                                                                                1996           1995             1994
                                                                           ---------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Net Change in Demand, NOW, Money Market and Savings Deposits                16,248         (10,181)         (4,302)
   Net Change in Time Deposits                                                 11,158          20,338            (755)
   (Decrease) Increase in Escrow Funds and Miscellaneous Deposits, Net           (180)            172              82
   Proceeds From FHLB Advances                                                  8,195          77,481           5,000
   Principal Repayments of FHLB Advances                                         (935)        (41,991)            -0-
   Proceeds From Issuance of Common Stock                                         -0-          67,903             -0-
   Dividends Paid to Shareholders                                              (2,159)         (1,019)            -0-
   Acquisition of Common Stock by RRP                                          (4,687)            -0-             -0-
   Purchase of Treasury Stock                                                  (4,859)            -0-             -0-
   Stock Conversion Costs Incurred                                                -0-          (1,116)           (230)
                                                                           ---------------------------------------------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                            22,781         111,587            (205)
                                                                           ---------------------------------------------
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                            1,643          42,056          (9,988)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                 51,742           9,686          19,674
                                                                           ---------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                    $  53,385       $  51,742       $   9,686
                                                                           =============================================

SUPPLEMENTAL SCHEDULE OF NONCASH ACTIVITIES:
   Acquisition of Real Estate in Settlement of Loans                        $     308       $     197       $     278
   Transfer of Land and Building to Real Estate Owned                       $     -0-       $     -0-       $     481

SUPPLEMENTAL DISCLOSURES:
Cash Paid For:
   Interest on Deposits and Borrowings                                      $  26,618       $  21,190       $  17,274
   Income Taxes                                                             $   2,818       $   3,472       $   2,823




       THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN
                  INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES:

         NATURE OF OPERATIONS: ISB Financial Corporation (the "Company") is a Louisiana corporation organized in November 1995 for the purpose of becoming the bank holding company for Iberia Savings Bank ("Iberia"). The Board of Directors of Iberia adopted the Plan of Conversion pursuant to which Iberia converted from a Louisiana chartered mutual savings bank to a Louisiana chartered stock savings bank. The Company completed its subscription and community offering in April 1995 and, with a portion of the net proceeds, acquired the capital stock of Iberia.

         Iberia is a wholly owned subsidiary of the Company and provides a full range of financial services to individuals and corporate customers through its eighteen branches located throughout southwestern Louisiana. Iberia Financial Services, Inc. ("IFSI") is a wholly owned subsidiary of Iberia. IFSI's main source of income was a gain on the sale of real estate in 1996 and commissions from discount brokerage services in 1995. Finesco, Ltd. ("Finesco") is a wholly owned subsidiary of IFSI. Finesco's main source of income was derived from interest earned on financing insurance premiums.

         Jefferson Bank, formerly Jefferson Federal Savings Bank, ("Jefferson"), a Louisiana chartered stock savings bank, was acquired on October 18, 1996 and is operated as a wholly owned subsidiary of the Company. Jefferson operates seven full service offices in greater New Orleans. See the related Acquisition footnote. Metro Service Corporation ("Metro") and Jefferson Insurance Corporation ("JIC") are wholly owned subsidiaries of Jefferson Bank.

         PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of ISB Financial Corporation and its wholly owned subsidiaries, Iberia and Jefferson. The accounts of IFSI, Finesco, Metro and JIC are also included in the consolidated financial statements. All significant intercompany balances and transactions have been eliminated in consolidation. The 1994 financial statements contained herein are those of Iberia Savings Bank (and Subsidiaries) as the predecessor entity.

         USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans. In connection with the determination of the allowances for losses on loans, management obtains independent appraisals for significant properties.

         While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company's allowances for losses on loans and foreclosed real estate. Such agencies may require the Company to recognize additions to the allowances based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the allowances for losses on loans and foreclosed real estate may change in the near term.

         CASH AND CASH EQUIVALENTS: For purposes of presentation in the consolidated statements of cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption "cash and cash equivalents".

         INVESTMENT SECURITIES: Investment securities that are held for short-term resale are classified as trading account securities and carried at fair value. Debt securities that management has the ability and intent to hold to maturity are classified as held to maturity and carried at cost, adjusted for amortization of premiums and accretion of discounts using methods approximating the interest method. Other marketable securities are classified as available for sale and are carried at fair value. Realized and unrealized gains and losses on trading account securities are included in net income. Unrealized gains and losses on securities available for sale are recognized as direct increases or decreases in stockholders' equity. The cost of securities sold is recognized using the specific identification method.

         Stock in the Federal Home Loan Bank of Dallas ("FHLB") is carried at cost. Since Iberia and Jefferson are members of the FHLB, they are required to maintain an amount of stock based on their total assets. At December 31, 1996 and 1995, the institutions held more than the required level of FHLB stock.

         MORTGAGE-BACKED SECURITIES: Mortgage-backed securities are classified as held to maturity, and are stated at cost, adjusted for amortization of premiums and accretion of discounts using a method that approximates level yield. The Company has the intent and ability to hold these securities to maturity.

         REDESIGNATIONS REGARDING INVESTMENT SECURITIES AND MORTGAGE-BACKED
SECURITIES: On November 15, 1995, the Financial Accounting Standards Board issued a "Special Report", A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities. In connection with the "Special Report", accounting principles allowed the Company a one-time opportunity to reassess the appropriateness of the designations of all its securities held upon the initial application of the "Special Report". The Company did not elect to redesignate any of its investment securities or mortgage-backed securities with the adoption of this "Special Report".

         LOANS RECEIVABLE: Loans receivable are stated at unpaid principal balances, less the allowance for loan losses and net deferred loan origination fees and discounts.

         The allowance for loan losses is maintained at a level which, in management's judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of various factors, including the collectibility of the loan portfolio, the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, and economic conditions. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. The allowance is increased by a provision for loan losses, which is charged to expense, and reduced by charge-offs, net of recoveries.

         INTEREST AND FEES ON LOANS: Interest income on loans is accrued over the term of the loans based upon the principal balance outstanding.

         The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received. A loan is considered impaired when it is probable that all contractual amounts due will not be collected in accordance with the terms of the loan. Residential mortgage loans and consumer installment loans are considered to be groups of smaller balance homogeneous loans and are collectively evaluated for impairment and are not subject to SFAS 114 measurement criteria.

         Net loan fees or costs incurred in the origination of all loans are deferred and recognized as an adjustment of the yield on loans using the effective interest method in accordance with Statement of Financial Accounting Standard ("SFAS") 91, Accounting For Nonrefundable Fees and Costs Associated with Originating for Acquiring Loans and Initial Direct Costs of Leases. If the related loan is settled prior to maturity, any remaining balance is immediately recognized as income or an expense.

         PREMISES AND EQUIPMENT: Premises and equipment are being depreciated on a straight line basis over the estimated useful lives of 15 to 40 years for buildings and 5 to 10 years for furniture, fixtures and equipment.

         LOAN SERVICING: The Company adopted SFAS 122, Accounting for Mortgage Servicing Rights prospectively as of January 1, 1996. Issued in May 1995, SFAS 122 amends certain provisions of SFAS 65 to eliminate the accounting distinction between rights to service mortgage loans for others that are acquired through loan origination activities and rights acquired through purchase transactions. The statement requires a mortgage banking enterprise, which sells or securitizes loans and retains the related mortgage servicing rights, to allocate the total cost of the mortgage servicing rights and the loans (without the mortgage servicing rights) based on their relative fair values.

         When participating interests in loans sold have an average contractual interest rate, adjusted for normal servicing fees, that differs from the agreed yield to the purchaser, gains or losses are recognized equal to the present value of such differential over the estimated remaining life of such loans. The resulting "excess servicing receivable" or "deferred servicing revenue" is amortized over the estimated life using a method approximating the interest method.

         The cost of mortgage servicing rights is amortized in proportion to, and over the period of, estimated net servicing revenues. Impairment of mortgage servicing rights is assessed based on the fair value of those rights. Fair values are estimated using discounted cash flows based on a current market interest rate.

         The effect of adopting SFAS 122 did not have a material impact on the Company's financial condition or the results of operations.

         REAL ESTATE AND OTHER ASSETS ACQUIRED IN SETTLEMENT OF LOANS: Real estate and other assets acquired in settlement of loans are recorded at the balance of the loan or at estimated fair value minus estimated costs to sell, whichever is less, at the date acquired, plus capital improvements made thereafter to facilitate sale. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of cost or fair value minus estimated costs to sell. Costs of holding real estate acquired in settlement of loans are shown as charges against income currently. Gains on sales of such real estate are taken into income based on the buyer's initial and continuing investment in the property. Other assets acquired in settlement of loans consist primarily of mobile homes. Valuations are periodically performed by management, and an allowance for losses is established by a charge to operations if the carrying value of a property exceeds its fair value minus estimated costs to sell. The allowance for losses was $-0- at December 31, 1996 and 1995.

         LONG-LIVED ASSETS: The Company adopted SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, in 1996. This statement requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present. Impairment would be considered when the undiscounted cash flows estimated to be generated by those assets are less then the assets' carrying amount. Implementation of this statement had no effect on the consolidated financial statements.

         ADVERTISING COSTS: The Company expenses all advertising costs as incurred. There were no direct-response advertising costs capitalized as of December 31, 1996.

         GOODWILL AND OTHER INTANGIBLE ASSETS: Goodwill, representing the purchase price in excess of fair value of identifiable net assets at acquisition, is amortized over periods not exceeding 25 years. Other acquired intangible assets, such as core deposit intangibles, are amortized over the periods benefited, not exceeding 8 years.

         EMPLOYEE BENEFITS: SFAS 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, which is effective for fiscal years beginning after December 15, 1992, requires recognition of estimated future postretirement costs over employees' periods of service. SFAS 112, Employers' Accounting for Postretirement Benefits, which is effective for fiscal years beginning December 15, 1995, requires recognition of estimated future postemployment costs over employees' periods of service. The Company offers no postretirement health or medical benefits or postemployment benefits to any of its employees or former employees.

         INCOME TAXES: The Company and all subsidiaries file a consolidated federal income tax return on a calendar year basis. Deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statements carrying amounts and the tax bases of existing assets and liabilities in accordance with SFAS 109, Accounting for Income Taxes. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

         EARNINGS PER SHARE: Net income per share of the Company's common stock is computed by dividing net income by the weighted average number of shares of common stock outstanding during each year. The weighted average number of common shares outstanding excludes the weighted average unreleased shares owned by the Employee Stock Ownership Plan ("ESOP"). The effect of stock options and unvested Recognition and Retention Plan ("RRP") shares is calculated using the treasury stock method. Application of the treasury stock method did not have a material effect on earnings per share and therefore disclosure of primary and fully diluted earnings per share is not required. Earnings per share for periods preceding the three months ended June 30, 1995 are not applicable, as the Company's conversion from mutual-to-stock form and reorganization into a holding company format was not completed until April 6, 1995.

         FAIR VALUE OF FINANCIAL INSTRUMENTS: The disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS 107, Disclosures about Fair Value of Financial Instruments. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

         The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

                  CASH AND CASH EQUIVALENTS: For those short-terms instruments, the carrying amounts were a reasonable estimate of fair value.

                  INVESTMENT SECURITIES: Fair value equals quoted market prices and dealer quotes.

                  LOANS: The fair value of mortgage loans receivable was estimated based on present values using entry-value rates at December 31, 1996 and 1995, weighted for varying maturity dates. Other loans receivable were valued based on present values using entry-value interest rates at December 31, 1996 and 1995 applicable to each category of loans.

                  DEPOSITS: The fair value of NOW accounts, money market deposits and savings accounts was the amount payable on demand at the reporting date. Certificates of deposit were valued using a weighted average rate calculated based upon rates at December 31, 1996 and 1995 for deposits of similar remaining maturities.

                  OFF BALANCE SHEET ITEMS: The Company has outstanding commitments to extend credit and standby letters of credit. These off-balance sheet financial instruments are generally exercisable at the market rate prevailing at the date the underlying transaction will be completed and, therefore, have no current fair value.

         EFFECTS OF NEW ACCOUNTING PRONOUNCEMENTS: In October 1995, the Financial Accounting Standards Board ("FASB") issued SFAS 123, Accounting for Stock-Based Compensation. The statement establishes a fair value based method of accounting for stock-based compensation plans. It encourages entities to adopt that method in place of the provisions of Accounting Principles Board ("APB") Opinion 25, Accounting for Stock Issued to Employees, for all arrangements under which employees receive shares of stock or other equity instruments of the employer if the employer incurs liabilities to employees in amounts based on the price of its stock. The Company will continue using the accounting methods prescribed by APB Opinion 25 and will disclose in the footnotes information on a fair value basis for its stock-based compensation plans.

         In June 1996, the FASB issued SFAS 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. The statement establishes accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on the consistent application of the financial-components approach. This approach requires the recognition of financial assets and servicing assets that are controlled by the reporting entity, and the derecognition of financial assets and liabilities when control is extinguished. Liabilities and derivatives incurred or obtained by transferors in conjunction with the transfer of financial assets are required to be measured at fair value, if practicable. SFAS 125 also supercedes SFAS 122, Accounting for Mortgage Servicing Rights.

         Servicing assets and other retained interests in transferred assets are required to be measured by allocating the previous carrying amount between the assets sold, if any and the interest that is retained, if any, based on the relative fair value of the assets at the date of transfer. SFAS 127, Deferral of the Effective Date of Certain Provisions of FASBStatement No. 125, was issued in December 1996 and deferred application of many of the provisions of SFAS 125 until after December 31, 1997.

         Management believes adoption of SFAS 125 will not have a material effect on financial position and the results of operations.

         RECLASSIFICATIONS: Certain reclassifications have been made to the 1994 and 1995 consolidated financial statements in order to conform to the classifications adopted for reporting in 1996.

NOTE 2 - CASH:

         The Company is required to maintain reserves which consist of vault cash and cash on deposit with the Federal Reserve Bank based on a percentage of customer deposits. The amount of the reserves at December 31, 1996 and 1995 was $4,353,000 and $1,263,000, respectively. NOTE 3 - INVESTMENT SECURITIES:

NOTE 3 - INVESTMENT SECURITIES:

         The amortized cost and estimated fair values of investment securities (in thousands) at December 31, 1996 consisted of the following:

                                                                         GROSS          GROSS        ESTIMATED
                                                        AMORTIZED     UNREALIZED     UNREALIZED        FAIR
                                                          COST           GAINS         LOSSES          VALUE
                                                        -----------------------------------------------------
Securities Available for Sale:
   U.S. Government and Federal Agency Obligations       $ 95,549           $378           $(72)      $ 95,855
   Marketable Equity Security                              5,307             -0-           (18)         5,289
                                                        -----------------------------------------------------
Total Securities Available for Sale                     $100,856           $378           $(90)      $101,144
                                                        =====================================================

Securities Held to Maturity:
   Obligations of State and Political Subdivisions      $  1,982           $  3           $ -0-      $  1,985
   Other                                                     234             -0-            (1)           233
                                                        -----------------------------------------------------
Total Securities Held to Maturity                       $  2,216           $  3           $ (1)      $  2,218
                                                        =====================================================


         The amortized cost and estimated fair value of investment securities at December 31, 1996, by contractual maturity, are shown below (in thousands). Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                               SECURITIES AVAILABLE               SECURITIES
                                                                     FOR SALE                  HELD TO MATURITY
                                                             ------------------------------------------------------
                                                                             ESTIMATED                    ESTIMATED
                                                             AMORTIZED         FAIR          AMORTIZED       FAIR
                                                               COST           VALUE            COST         VALUE
                                                             ------------------------------------------------------
Due in one year or less                                       $ 56,366       $ 56,396        $    -0-      $    -0-
Due two through five years                                      39,183         39,459          2,032         2,035
Due five through ten years                                          -0-            -0-           184           183
                                                             ------------------------------------------------------
Subtotal                                                        95,549         95,855          2,216         2,218
Marketable Equity Security                                       5,307          5,289             -0-           -0-
                                                             ------------------------------------------------------
Totals                                                        $100,856       $101,144        $ 2,216       $ 2,218
                                                             ======================================================

         Proceeds from the sale of available for sale investment securities during 1996 were $12,207,000. Gross gains of $174,000, before related income taxes of $59,000 and gross losses of $-0- were realized on those sales. Proceeds from the sale of trading securities during 1996 were $85,000. Gross gains of $7,000, before related income taxes of $2,000 were realized on those sales. Unrealized gains on trading account securities amounting to $14,000 were recognized in net income in 1996.

         The amortized cost and estimated fair values of investment securities (in thousands) at December 31, 1995 consisted of the following:

                                                                              GROSS          GROSS       ESTIMATED
                                                              AMORTIZED     UNREALIZED     UNREALIZED      FAIR
                                                                COST          GAINS          LOSSES        VALUE
                                                              ----------------------------------------------------
Securities Available for Sale:
   U.S. Government and Federal Agency Obligations             $ 79,907       $  1,158       $  -0-        $ 81,065
   Marketable Equity Security                                    5,001             -0-         (8)           4,993
                                                              ----------------------------------------------------
Total Securities Available for Sale                           $ 84,908       $  1,158       $  (8)        $ 86,058
                                                              ====================================================

Securities Held to Maturity:
   Obligations of State and Political Subdivisions            $    585       $     -0-      $  -0-        $    585
   Other                                                           199             -0-         -0-             199
                                                              ----------------------------------------------------
Total Securities Held to Maturity                             $    784       $     -0-      $  -0-        $    784
                                                              ====================================================


         The Company had no sales of investment securities available for sale during 1995. Unrealized losses on trading securities amounting to $4,000 were recognized in net income in 1995.

         Proceeds from sales of investment securities during 1994 were $18,297,000. Gross gains of $51,000 and gross losses of $66,000 were realized on those sales.

NOTE 4 - MORTGAGE-BACKED SECURITIES

         All mortgage-backed securities are classified as held to maturity at December 31, 1996 and 1995 and consisted of the following (in thousands):

                                                                                DECEMBER 31, 1996
                                                            ------------------------------------------------------------
                                                                              GROSS          GROSS        ESTIMATED
                                                             AMORTIZED     UNREALIZED     UNREALIZED        FAIR
                                                              COST            GAINS         LOSSES          VALUE
                                                            ------------------------------------------------------------
FHLMC                                                         $ 80,648       $    130         $ (603)     $ 80,175
FNMA                                                            35,340            232           (146)       35,426
GNMA                                                            13,233            119             -0-       13,352
FNMA CMO                                                         9,697             47           (256)        9,488
FHLMC CMO                                                       10,901             97           (194)       10,804
Privately Issued                                                   850             -0-           (81)          769
                                                            ------------------------------------------------------------
Totals                                                        $150,669       $    625      $  (1,280)     $150,014
                                                            ============================================================


         There were no sales of mortgage-backed securities for the year ended
                               December 31, 1996.

         Mortgage-backed securities include approximately $62,487,000 of adjustable rate securities and $88,182,000 of fixed rate securities at December 31, 1996. At December 31, 1996, $79,300,000 of the mortgage-backed securities had a balloon feature (the mortgage-backed security will mature and repay before the underlying loans have been fully amortized).

                                                                                DECEMBER 31, 1995
                                                             -------------------------------------------------------
                                                                               GROSS          GROSS        ESTIMATED
                                                              AMORTIZED      UNREALIZED     UNREALIZED       FAIR
                                                               COST            GAINS         LOSSES          VALUE
                                                             -------------------------------------------------------
FHLMC                                                         $ 16,434       $     33       $    (87)     $ 16,380
FNMA                                                            15,553            161            (23)       15,691
GNMA                                                               350              3             -0-          353
FNMA CMO                                                         7,209             91            (60)        7,240
FHLMC CMO                                                       10,901            199             -0-       11,100
Privately Issued                                                 1,199             -0-           (91)        1,108
                                                             -------------------------------------------------------
Totals                                                        $ 51,646       $    487       $  ( 261)     $ 51,872
                                                             =======================================================


         There were no sales of mortgage-backed securities for the years ended December 31, 1995 and 1994.

         Mortgage-backed securities include approximately $51,237,000 of adjustable rate securities and $409,000 of fixed rate securities at December 31, 1995.


NOTE 5 - LOANS RECEIVABLE:

         Loans receivable (in thousands) at December 31, 1996 and 1995 consisted of the following:

                                                                 DECEMBER 31,
                                                           -----------------------
                                                              1996          1995
                                                           -----------------------
Mortgage Loans:
   Single-family Residential                                $386,555      $318,705
   Multi-family                                                2,279         1,506
   Commercial Real Estate                                     22,961        14,486
   Construction                                               14,064        15,617
                                                           -----------------------
      Total Mortgage Loans                                   425,859       350,314
                                                           -----------------------
Commercial Business Loans                                     36,089        11,055
                                                           -----------------------
Consumer Loans:
   Home Equity                                                21,646        15,364
   Automobile                                                  7,509         5,873
   Indirect Automobile                                        52,371           619
   Mobile Home Loans                                           4,215         6,077
   Educational Loans                                           9,345         9,262
   Credit Card Loans                                           4,017         3,836
   Loans on Savings                                           12,487         7,481
   Other                                                       8,225         4,960
                                                           -----------------------
      Total Consumer Loans                                   119,815        53,472
                                                           -----------------------
      Total Loans Receivable                                 581,763       414,841
                                                           -----------------------

                                                   DECEMBER 31,
                                             -----------------------
                                              1996           1995
                                             -----------------------
Less:
Allowance for Loan Losses                      (4,615)       (3,746)
Loans-in-Process                               (6,059)       (8,399)
Prepaid Dealer Participations                   2,555            -0-
Unearned Discount                                (143)           (1)
Deferred Loan Fees, Net                          (922)       (1,191)
Discount on Loans Purchased                    (1,460)       (1,962)
                                             -----------------------
Loans Receivable, Net                        $571,119      $399,542
                                             =======================

         Loans receivable include approximately $208,431,000 and $191,990,000 of adjustable rate loans and $373,332,000 and $222,851,000 of fixed rate loans at December 31, 1996 and 1995, respectively.

         The amount of loans for which the accrual of interest has been discontinued totaled approximately $2,491,000 and $1,468,000 at December 31, 1996 and 1995, respectively. Impaired loans are not material to the consolidated financial statements.

         A summary of changes in the allowance for loan losses (in thousands) for the years ended December 31, 1996, 1995 and 1994 is as follows:

                                                   1996           1995           1994
                                                -----------------------------------------
Balance, Beginning of Year                       $  3,746       $  3,831      $  3,413
Allowance for Loan Losses from Acquisitions         1,114             13            -0-
Provision Charged to Operations                       156            239           305
Loans Charged-Off                                    (616)          (430)         (295)
Recoveries                                            215             93           408
                                                -----------------------------------------
Balance, End of Year                             $  4,615       $  3,746      $  3,831
                                                =========================================


         Fixed rate loans receivable (in thousands) as of December 31, 1996 are scheduled to mature and adjustable rate loans are scheduled to reprice as follows:

                                               UNDER 1        1 TO 5         6 TO 10       YEARS 11
                                                YEAR           YEARS          YEARS        AND OVER         TOTAL
                                              ---------------------------------------------------------------------
Loans secured by 1 - 4 family residential:
   Fixed Rate                                  $  2,951       $ 16,080       $ 52,775       $159,677      $231,483
   Adjustable Rate                               47,423         34,810         94,298          1,308       177,839
Other loans secured by real estate:
   Fixed Rate                                     8,047          9,997          4,969          2,595        25,608
   Adjustable Rate                               10,295          4,603            143             -0-       15,041
All other loans                                  43,398         70,906         16,765            723       131,792
                                              ---------------------------------------------------------------------
      Totals                                   $112,114       $136,396       $168,950       $164,303      $581,763
                                              =====================================================================

NOTE 6 - LOAN SERVICING:

         Mortgage loans serviced for others are not included in the accompanying consolidated statements of financial condition. The unpaid principal balances of mortgage loans serviced for others was $10,863,000 and $3,006,000 at December 31, 1996 and 1995, respectively.

         Custodial escrow balances maintained in connection with the foregoing portfolio of loans serviced for others, and included in demand deposits, were approximately $122,000 and $23,000 at December 31, 1996 and 1995, respectively.

         Mortgage loan servicing rights of $35,000 were capitalized in 1996. Amortization of mortgage servicing rights was $5,000 in 1996, and the balance of mortgage servicing rights at December 31, 1996 was $30,000.

NOTE 7 - PREMISES AND EQUIPMENT:

         Premises and equipment (in thousands) at December 31, 1996 and 1995 is summarized as follows:

                                                  DECEMBER 31,
                                             ----------------------
                                              1996           1995
                                             ----------------------
Land                                         $  3,053      $  1,668
Buildings                                      13,774         8,243
Furniture, Fixtures and Equipment               8,968         4,672
                                             ----------------------
                                               25,795        14,583
Less Accumulated Depreciation                  10,312         5,143
                                             ----------------------
Total Premises and Equipment                 $ 15,483      $  9,440
                                             ======================


         The Company actively engages in leasing office space that it has available. Leases have different terms ranging from month-to-month rental to five year leases. At December 31, 1996 the monthly lease income was $28,000 per month. Total lease income for 1996, 1995 and 1994 was $361,000, $330,000, and $295,000, respectively. Income from leases was reported as a reduction in occupancy expense. The total allocated cost of the portion of the buildings held for lease at December 31, 1996 and 1995 was $2,808,000 and $2,788,000,
respectively with related accumulated depreciation of $833,000 and $737,000, respectively.

         The Company leases certain branch offices, land and ATM facilities through noncancellable operating leases with terms that range from one to twenty years, with renewal options thereafter.

         Minimum future annual rent commitments under these agreements as of December 31, 1996, are:

                                                                                2001 AND
            1997             1998              1999             2000           THEREAFTER          TOTAL
---------------------------------------------------------------------------------------------------------------------------
          $225,169         $193,269          $187,405         $186,232          $705,915        $1,497,990

NOTE 8 - DEPOSITS:

         An analysis of deposits (in thousands) as of December 31, 1996 and 1995 is as follows:

                                                                              DECEMBER 31, 1996
                                                             -------------------------------------------------
                                                               WEIGHTED                                PERCENT
                                                             AVERAGE RATE          BALANCE            TO TOTAL
                                                             -------------------------------------------------
Non-Interest-Bearing DDA                                         .00%              $ 33,884              4.46%
NOW Accounts                                                    1.97%                76,991             10.13
Money Market Deposit                                            3.35%                58,669              7.72
                                                                                   ----------------------------
      Total Demand Deposits                                                         169,544             22.31
                                                                                   ----------------------------
Regular Savings                                                 2.60%               119,685             15.74
                                                                                   ----------------------------
Certificates of Deposit:
   Less than 2.99%                                                                      100               .01
   3.0 to 3.99%                                                                         706               .09
   4.0 to 4.99%                                                                      90,768             11.94
   5.0 to 5.99%                                                                     258,860             34.05
   6.0 to 6.99%                                                                     107,022             14.08
   7.0 to 7.99%                                                                      13,429              1.76
   8.0 and over                                                                         170               .02
                                                                                   ----------------------------
      Total Certificates of Deposit                             5.60%               471,055             61.95
                                                                                   ----------------------------
Total Deposits                                                  4.34%              $760,284            100.00%
                                                                                   ============================


                                                                              DECEMBER 31, 1995
                                                             -------------------------------------------------
                                                               WEIGHTED                                PERCENT
                                                             AVERAGE RATE          BALANCE            TO TOTAL
                                                             -------------------------------------------------
Non-Interest-Bearing DDA                                         .00%              $  9,124              2.05%
NOW Accounts                                                    2.02%                32,472              7.30
Money Market Deposit                                            3.13%                32,204              7.24
                                                                                   ----------------------------
      Total Demand Deposits                                                          73,800             16.59
Regular Savings                                                 2.75%                49,920             11.23
Certificates of Deposit:
   3.0 to 3.99%                                                                       3,840               .86
   4.0 to 4.99%                                                                      63,805             14.35
   5.0 to 5.99%                                                                     162,619             36.58
   6.0 to 6.99%                                                                      74,540             16.77
   7.0 to 7.99%                                                                      15,953              3.59
   8.0 to 8.99%                                                                         123               .03
                                                                                   ----------------------------
      Total Certificates of Deposit                             5.53%               320,880             72.18
Total Deposits                                                  4.67%              $444,600            100.00%
                                                                                   ============================


         Certificates of deposit with a balance of $100,000 and over were $92,364,000 and $70,106,000 at December 31, 1996 and 1995, respectively.

         A schedule of maturities of certificates of deposit (in thousands) at December 31, 1996 is as follows:

                                                                                            2001 AND
                                       1997          1998          1999         2000       THEREAFTER       TOTAL
                                     -------------------------------------------------------------------------------
   Less than 2.99%                   $    100      $     -0-     $     -0-     $     -0-     $     -0-     $    100
   3.0 to 3.99%                           581            15            94            -0-           16           706
   4.0 to 4.99%                        90,245           434            63             7            19        90,768
   5.0 to 5.99%                       122,349        96,791        30,732         1,749         7,239       258,860
   6.0 to 6.99%                        55,806        21,862         5,801         7,906        15,647       107,022
   7.0 to 7.99%                         8,652         1,383           439         2,341           614        13,429
   8.0 and over                            11            -0-           15            -0-          144           170
                                     -------------------------------------------------------------------------------
Total Certificates of Deposit        $277,744      $120,485      $ 37,144      $ 12,003      $ 23,679      $471,055
                                     ===============================================================================


         Interest expense on deposits (in thousands) is summarized as follows:

                                                                 FOR THE YEARS ENDED DECEMBER 31,
                                                              ---------------------------------------
                                                                 1996          1995           1994
                                                              ---------------------------------------
NOW Accounts                                                  $    854       $    674       $    672
Money Market Deposits                                            1,297          1,062          1,171
Regular Savings                                                  1,860          1,520          1,611
Certificates of Deposit                                         20,006         16,987         13,838
                                                              ---------------------------------------
Total Interest Expense on Deposits                            $ 24,017       $ 20,243       $ 17,292
                                                              =======================================

NOTE 9 - FEDERAL HOME LOAN BANK ADVANCES:

         Federal Home Loan Bank advances (in thousands) at December 31, 1996 and 1995 is summarized as follows:

                               DECEMBER 31,
                          ------------------------
                           1996           1995
                          ------------------------
5.0% to 5.99%             $  4,967       $    552
6.0% to 6.99%               38,521         35,633
7.0% to 7.99%                4,262          4,305
                          ------------------------
Total Advances            $ 47,750       $ 40,490
                          ========================


         Advances at December 31, 1996 have maturities in future years as follows (in thousands):

                     YEAR ENDING DECEMBER 31                              AMOUNT
                     -----------------------------------------------------------
                              2010                                       $ 9,121
                              2011                                         3,376
                              2015                                           497
                              2025                                        28,297
                              2026                                         6,459
                                                                         -------
                                                                         $47,750
                                                                         =======

         All advances are collateralized by a blanket pledge of mortgage loans and a secondary pledge of FHLB stock and FHLB demand deposits. Total additional advances available from the FHLB at December 31, 1996 were $213,869,000. Borrowings in excess of the existing limit can be obtained with a pledge of investment securities and mortgage-backed securities.

NOTE 10 - INCOME TAXES:

         The provision for income tax expense (in thousands) consists of the following:

                                   FOR THE YEARS ENDED DECEMBER 31,
                                --------------------------------------
                                  1996           1995           1994
                                --------------------------------------
Current Expense:
   Federal                      $  2,756       $  3,379      $  2,836
   State                              40             22            -0-
                                --------------------------------------
      Total Current Expense        2,796          3,401         2,836
Deferred Federal Expense             381            380           518
                                --------------------------------------
Total Income Tax Expense        $  3,177       $  3,781      $  3,354
                                ======================================


         There was an overpayment of federal income taxes of $1,537,000 at December 31, 1996 and $33,000 at December 31, 1995. Income tax was allocated to the Company and its subsidiaries based on its taxable income in relation to total consolidated taxable income at the effective tax rate. At December 31, 1996, the Company had a federal and state net operating loss carryover of $1,465,000 and $581,000, respectively, which were assumed by the Company in the acquisition of Royal Bankgroup.

         The provision for federal income taxes differs from the amount computed by applying the federal income tax statutory rate of 34 percent on income from operations as indicated in the following analysis (in thousands):

                                                                                FOR THE YEARS ENDED DECEMBER 31,
                                                                             --------------------------------------
                                                                              1996           1995           1994
                                                                             --------------------------------------
Federal Tax Based on Statutory Rate                                          $  2,875       $  3,668      $  3,261
Increase (Decrease) Resulting from:
   Effect of Tax-Exempt Income                                                    (46)           (23)          (14)
   Amortization of Goodwill and Other Acquired
      Intangibles                                                                 133             23            37
   Interest and Other Nondeductible Expenses                                       17             10             8
   Nondeductible ESOP Expense                                                     142             98            -0-
   State Income Tax on Non-Bank Entities                                           18             22            -0-
   Other                                                                           38            (17)           62
                                                                             --------------------------------------
                                                                             $  3,177       $  3,781      $  3,354
                                                                             --------------------------------------

         The deferred tax liability (in thousands) at December 31, 1996 and 1995 is as follows:

                                                                   DECEMBER 31,
                                                            ------------------------
                                                               1996           1995
                                                            ------------------------
Deferred Tax Asset:
   Allowance for Loan Losses                                $    465      $    546
   Deferred Loan Fees                                             24            99
   Deferred Directors' Fees                                      114            96
   Writedown of Real Estate Owned to Market Value                113            95
   Health Care Accruals in Excess of Claims Paid                 121           119
   Net Operating Loss                                            496            -0-
   ESOP and RRP                                                  159            42
   Investment Securities                                          16            -0-
   Other                                                          64            18
                                                            ----------------------
      Subtotal                                                 1,572         1,015
Deferred Tax Liability:
   FHLB Stock                                                   (729)         (450)
   Premises and Equipment                                     (1,057)         (225)
   Unrealized Gain on Investments Classified as
      Available for Sale                                        (100)         (391)
   Discount Accretion on Investments                            (168)         (107)
                                                            ----------------------
      Subtotal                                                (2,054)       (1,173)
                                                            ----------------------
      Net Deferred Tax Liability                            $   (482)     $   (158)
                                                            ======================


          A summary of the changes in the net deferred tax asset (liability) for the years ended December 31, 1996 and 1995 is as follows (in thousands):

                                                            DECEMBER 31,
                                                        ----------------------
                                                         1996          1995
                                                        ----------------------
Balance, Beginning                                      $ (158)      $ 1,265
Deferred Tax Expense, Charged to Operations               (381)         (380)
Deferred Tax Liability from Acquisition                   (237)           -0-
Unrealized Gain on Available for Sale Securities,
   Charged to Equity                                       294        (1,043)
                                                        --------------------
Balance, Ending                                         $ (482)       $ (158)
                                                        ====================


         The likelihood of realization of the entire amount of the deferred tax asset is considered to be more likely than not; therefore, no valuation allowance has been provided for at December 31, 1996 and 1995.

         Retained earnings at December 31, 1996 and 1995, included approximately $10,891,000 accumulated prior to January 1, 1987 for which no provision for federal income taxes has been made. If this portion of retained earnings is used in the future for any purpose other than to absorb bad debts, it will be added to future taxable income.

NOTE 11 - CAPITAL REQUIREMENTS AND OTHER REGULATORY MATTERS:

         The Company is subject to various regulatory capital requirements administered by the federal banking agencies. Financial institutions are segmented into one of five classifications ranging from "well capitalized" to "critically undercapitalized". Should a financial institution's ratios decline below the predetermined minimum ratios, the institution would be subject to increasingly restrictive regulatory action.

         To be classified as a well capitalized financial institution, Tier 1 leverage capital, Tier 1 risk-based capital and Total risk-based capital must be at least five, six and ten percent, respectively. At December 31, 1996 and 1995, Iberia was classified as well capitalized. At December 31, 1996, Jefferson was also classified as well capitalized.

         The Company met all regulatory capital requirements as follows (dollars in thousands):

                                                                               DECEMBER 31, 1996
                                                             -------------------------------------------------------
                                                                     REQUIRED                       ACTUAL
                                                             -----------------------        ------------------------
                                                              AMOUNT         PERCENT        AMOUNT         PERCENT
                                                             -------------------------------------------------------
Tier 1 leverage capital:
   ISB Financial Corp.                                        $ 27,878        3.00%         $ 96,050       10.34%
   Iberia Savings Bank                                          19,891        3.00%           68,337       10.31%
   Jefferson Bank                                                7,815        3.00%           18,158        6.97%
Tier 1 risk-based capital:
   ISB Financial Corp.                                          18,371        4.00%           96,050       20.91%
   Iberia Savings Bank                                          15,289        4.00%           68,337       17.88%
   Jefferson Bank                                                2,949        4.00%           18,158       24.63%
Total risk-based capital:
   ISB Financial Corp.                                          36,743        8.00%          100,665       21.92%
   Iberia Savings Bank                                          30,578        8.00%           72,377       18.94%
   Jefferson Bank                                                5,897        8.00%           18,733       25.41%
                                                                                DECEMBER 31, 1995
                                                             -------------------------------------------------------
                                                                     REQUIRED                       ACTUAL
                                                             -----------------------        ------------------------
                                                              AMOUNT         PERCENT        AMOUNT         PERCENT
                                                             -------------------------------------------------------
Tier 1 leverage capital:
   ISB Financial Corp.                                        $ 18,268        3.00%         $118,869       19.52%
   Iberia Savings Bank                                          17,374        3.00%           82,882       14.31%
Tier 1 risk-based capital:
   ISB Financial Corp.                                          11,112        4.00%          118,869       42.79%
   Iberia Savings Bank                                          11,159        4.00%           82,882       29.71%
Total risk-based capital:
   ISB Financial Corp.                                          22,223        8.00%          122,615       44.14%
   Iberia Savings Bank                                          22,318        8.00%           86,372       30.96%

         Iberia and Jefferson are restricted under applicable laws in the payment of dividends to an amount equal to current year earnings plus undistributed earnings for the immediately preceding year, unless prior permission is received from the Commissioner of Financial Institutions. For 1996, regulatory approval was obtained by Iberia to pay dividends in excess of this limit in the amount of $21,000,000 to fund the acquisitions. Dividends payable without permission by Iberia and Jefferson in 1997 will be limited to 1997 earnings.

NOTE 12 - BENEFIT PLANS:

401(k) PROFIT SHARING PLAN

         The Company has a non-contributory profit sharing plan covering substantially all of its employees. Annual employer contributions to the plan are set by the Board of Directors. Contributions for December 31, 1996, 1995 and 1994, were $-0-, $-0-, and $187,000, respectively. The Company converted the Profit Sharing Thrift Plan to a 401(k) Profit Sharing Plan effective January 1, 1995. The amended plan provides, among other things, that participants in the plan be able to direct the investment of their account balances within the Profit Sharing Plan into alternative investment funds. In addition to the employer's contributions, participant deferrals under the salary reduction election may be matched by the employer based on a percentage to be determined annually by the employer. There was no matching of participant deferrals by the employer for the years ended December 31, 1996 and 1995.

EMPLOYEE STOCK OWNERSHIP PLAN

         In connection with the conversion from mutual to stock form, the Company established an ESOP for the benefit of all eligible employees. The ESOP purchased 590,423 shares, or 8 percent of the total stock sold in the Company's initial public offering, for $5,904,000, financed by a loan from the Company. The leveraged ESOP is accounted for in accordance with American Institute of Certified Public Accountants ("AICPA") Statement of Procedures ("SOP") 93-6, Employers' Accounting for Employee Stock Ownership Plans.

         The ESOP was effective upon completion of the conversion. Full-time employees of the Company who have been credited with at least 1,000 hours of service during a 12 month period and who have attained age 21 are eligible to participate in the ESOP. It is anticipated that contributions will be made to the plan in amounts necessary to amortize the debt to the Company over a period of 10 years.

         Under SOP 93-6, unearned ESOP shares are not considered outstanding and are shown as a reduction of stockholders' equity. Dividends on unallocated ESOP shares are considered to be compensation expense. The Company will recognize compensation cost equal to the fair value of the ESOP shares during the periods in which they become committed to be released. To the extent that the fair value of the Company's ESOP shares differ from the cost of such shares, this differential will be credited to equity. The Company will receive a tax deduction equal to the cost of the shares released. As the loan is internally leveraged, the loan receivable from the ESOP to the Company is not reported as an asset nor is the debt of the ESOP shown as a Company liability. Dividends on allocated shares will be used to pay the ESOP debt.

         Compensation cost for the years ended December 31, 1996 and 1995 was $1,146,000 and $852,000, respectively. The fair value of the unearned ESOP shares, using the closing quoted market price per share for that day was approximately $8,302,000 and $8,009,000 at December 31, 1996 and 1995,
respectively.

         A summary of the ESOP share allocation is as follows:

                                                               DECEMBER 31,
                                                          ----------------------
                                                          1996           1995
                                                          ----------------------
Shares allocated beginning of year                         56,469            -0-
Shares allocated during year                               72,738        56,469
Shares distributed during the year                           (354)           -0-
                                                          ----------------------
Total allocated shares held by ESOP at year end           128,853        56,469
Unreleased shares                                         461,216       533,954
                                                          ----------------------
Total ESOP shares                                         590,069       590,423
                                                          ======================

RECOGNITION AND RETENTION PLAN (RRP)

         The Company established the RRP for certain officers and directors during the year ended December 31, 1996. Following shareholder approval of the RRP on May 24, 1996, the Company purchased 295,226 shares of the Corporation's common stock in the open market at $15.875 per share to fully fund the related trust and to be awarded in accordance with the provisions of the RRP. The cost of the shares of restricted stock awarded under these plans are recorded as unearned compensation, a contra equity account. The fair value of the shares on the date of award will be recognized as compensation expense over the vesting period, which is seven years. The holders of the restricted stock receive dividends and have the right to vote the shares. For the year ended December 31, 1996, the amount included in compensation expense was $211,000. The weighted-average grant-date fair value of the restricted stock granted under the RRP during the year ended December 31, 1996 was $15.92. A summary of the changes in restricted stock follows:

                                 UNAWARDED      AWARDED
                                  SHARES        SHARES
                                ------------------------
Balance, January 1, 1996               -0-           -0-
Purchased by Plan                 295,226            --
Granted                          (165,364)      165,364
Forfeited                           3,936        (3,936)
Earned and Issued                      --            --
                                ------------------------
Balance, December 31, 1996        133,798       161,428
                                ========================


1996 STOCK OPTION PLAN

         In 1996, the Company adopted a stock option plan for the benefit of directors, officers, and other key employees. The number of shares of common stock reserved for issuance under the stock option plan was equal to 738,067 shares or 10 percent of the total number of common shares sold in the Company's initial public offering of its common stock upon the mutual-to-stock conversion of Iberia Savings Bank. The option exercise price cannot be less than the fair value of the underlying common stock as of the date of the option grant and the maximum option term cannot exceed ten years. The stock options granted to directors and officers in 1996 are exercisable in seven equal annual installments. No compensation expense was recognized in 1996 related to the stock option plan.

         The stock option plan also permits the granting of Stock Appreciation Rights ("SAR's"). SAR's entitle the holder to receive, in the form of cash or stock, the increase in the fair value of Company stock from the date of grant to the date of exercise. No SAR's have been issued under the plan.

         The following table summarizes the activity related to stock options:

                              AVAILABLE       OPTIONS
                              FOR GRANT     OUTSTANDING
                              -------------------------
At inception                    738,067            --
Granted                        (649,118)      649,118
Canceled                          9,225        (9,225)
Exercised                            --            -0-
                              -------------------------
At December 31, 1996             98,174       639,893
                              =========================


         A total of 628,893 of the outstanding options were issued in May 1996 at an exercise price of $15.875. The remaining 11,000 shares were issued subsequently and have an exercise price between $17.00 and $18.50. No shares were exercisable at December 31, 1996. The weighted-average grant-date fair value of options granted during the year ended December 31, 1996 was $5.19.

         In October 1995, the FASB issued SFAS123, Accounting for Stock-Based Compensation. SFAS 123 requires disclosure of the compensation cost for stock-based incentives granted after January 31, 1995 based on the fair value at grant date for awards. Applying SFAS 123 would result in pro forma net income and earnings per share amounts as follows:

                                   1996
                                -----------
   Net income
      As reported               $5,278,000
      Pro forma                 $5,054,000

   Earnings per share
      As reported               $      .80
      Pro forma                 $      .77

         The fair value of each option is estimated on the date of grant using an option-pricing model with the following weighted-average assumptions used for 1996 grants: dividend yields of 2.00 percent; expected volatility of 18.97 percent; risk-free interest rate of 6.71 percent; and expected lives of 8.5 years for all options.

NOTE 13 - RELATED PARTY TRANSACTIONS:

         The Company makes loans to its directors and principal officers in the ordinary course of business. These loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other customers and did not involve more than a normal risk of collectibility.

         The Company has entered into an employment agreement with the President/Chief Executive Officer and severance agreements with its three Executive Vice Presidents, the Vice President/Chief Financial Officer and the President/Chief Executive Officer of Jefferson. The total commitments under all agreements at December 31, 1996 was $965,000.

NOTE 14 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISKS,
          COMMITMENTS AND CONTINGENCIES:

         The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. The same credit policies are used in these commitments as for on-balance-sheet instruments. The Company's exposure to credit loss in the event of nonperformance by the other parties is represented by the contractual amount of the financial instruments. The principal commitments of the Company are as follows:

LOAN COMMITMENTS:

          At December 31, 1996 and 1995 the Company had outstanding firm commitments to originate loans as follows (in thousands):


                                                     DECEMBER 31,
                                                -----------------------
                                                 1996           1995
                                                -----------------------
Mortgage Loans                                  $    167      $  2,548
Undisbursed Mortgage Loans-in-Process              6,426         8,399
Commercial Loans                                  25,822         3,437
Consumer and Other Loans                             702           939
                                                -----------------------
Total Commitments                               $ 33,117      $ 15,323
                                                =======================


         Unused credit card lines were $6,785,000 and $6,439,000 at December 31, 1996 and 1995, respectively.

         At December 31, 1996 and 1995, the Company had no outstanding commitments to sell loans.

LINES AND LETTERS OF CREDIT:

         The Company issues letters of credit and approves lines of credit on substantially the same terms as other commercial loans. At December 31, 1996 and 1995, the letters of credit outstanding were $1,232,000 and $256,000, respectively. Unfunded approved lines of credit at December 31, 1996 and 1995 were $35,840,000 and $10,981,000, respectively.

LETTERS OF CREDIT ISSUED ON BEHALF OF THE COMPANY:

         The Company has outstanding Standby Letters of Credit issued by the FHLB in favor of customers of the Company. The Company uses these letters of credit to collateralize public entity deposits in lieu of a direct pledge of investment securities of the Company. At December 31, 1996 and 1995, outstanding letters of credit totaled $1,855,000 and $1,200,000, respectively. The Company has made a blanket pledge of loans to the FHLB to secure all letters of credit issued on behalf of the Company. This blanket pledge is also used to collateralize any direct borrowing from the FHLB.

         The Company is subject to certain claims and litigation arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material effect on the consolidated financial position of the Company.

         Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to be drawn upon, the total commitment amounts generally represent future cash requirements. The Company evaluates each customer's credit-worthiness on a case-by-case basis. The amount of collateral, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral normally consists of real property.

NOTE 15 - FAIR VALUE OF FINANCIAL INSTRUMENTS:

         The estimated fair value of the Company's financial instruments (in thousands) are as follows:

                                             DECEMBER 31, 1996            DECEMBER 31, 1995
                                         -------------------------------------------------------
                                         CARRYING       ESTIMATED      CARRYING       ESTIMATED
                                          AMOUNT       FAIR VALUE       AMOUNT       FAIR VALUE
                                         -------------------------------------------------------
ASSETS
Cash                                      $ 53,385       $ 53,385       $ 51,742      $ 51,742
Investment Securities                      103,724        103,726         87,231        87,231
Mortgage-Backed Securities                 150,669        150,014         51,646        51,872
Mortgage Loans Receivable                  419,800        427,117        343,053       356,375
Other Loans Receivable                     155,860        160,157         64,051        66,147

LIABILITIES
Deposits:
   Regular Savings, NOW Accounts,
      and Money Market Deposits           $289,229       $289,229       $123,720      $123,720
   Certificates of Deposit                 471,055        476,749        320,880       324,770
   FHLB Advances                            47,750         45,653         40,490        43,225

         The fair value estimates presented herein are based upon pertinent information available to management as of December 31, 1996 and 1995. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

NOTE 16 - CONCENTRATED CREDIT RISKS:

         The Company's lending activity is concentrated within the southwestern part of Louisiana where the main industries are agriculture and oil and gas. Traditionally, the Company's major emphasis in lending has been the origination of residential home loans and other loans secured by real estate. In 1996, there was an increase in originations of commercial loans and indirect automobile dealer loans. The loans are expected to be paid back from cash flow of the borrower or proceeds from the sale of the real estate. Losses are limited by the value of the collateral upon default of the borrowers.

NOTE 17 - CONVERSION FROM MUTUAL TO STOCK ASSOCIATION:

         In 1995, Iberia converted from a Louisiana chartered mutual savings bank to a Louisiana chartered stock savings bank, pursuant to its Plan of Conversion. The Company issued 7,380,671 shares of common stock at $10 per share. The Company's ESOP purchased 590,423 shares, financed by a loan from the Company. The net proceeds received from the conversion was $67,903,000. Total conversion costs approximated $1,346,000.

         In accordance with regulations, at the time that Iberia converted from a mutual savings bank to a stock savings bank, Iberia established a liquidation account in the amount of $43,857,000. Jefferson also has a liquidation account from its conversion from mutual to stock form in the amount of $12,088,000. The liquidation accounts will be maintained for the benefit of eligible account holders and supplemental eligible account holders who continue to maintain their accounts at Iberia and Jefferson, respectively, after the Conversion. The liquidation accounts will be reduced annually to the extent that eligible account holders and supplemental eligible account holders have reduced their qualifying deposits. Subsequent increases will not restore an eligible account holder's or supplemental eligible account holder's interest in the liquidation account. In the event of a complete liquidation of Iberia or Jefferson, each account holder and supplemental eligible account holder of that institution will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for accounts then held. Iberia and Jefferson may not pay a dividend on their capital stock if the dividend would bring regulatory capital below the balance of the liquidation account.

         Iberia and Jefferson are restricted from declaring or paying cash dividends or repurchasing any of their shares of common stock if the effect thereof would cause equity to be reduced below applicable regulatory capital maintenance requirements or if such declaration and payment would otherwise violate regulatory requirements.

NOTE 18 - ACQUISITIONS:

         On May 3, 1996, the Company completed the acquisition of Royal Bankgroup of Acadiana, Inc., ("Royal") and its wholly owned subsidiary, The Bank of Lafayette ("BOL"). Royal was merged into the Company and BOL was merged into Iberia Savings Bank. The two offices of BOL are operating as branches of Iberia. The total acquisition costs, including related expenses, was $9,211,000. No stock was issued in the transaction and the acquisition is accounted for as a purchase transaction. Total assets of $70,157,000 were acquired, including $45,214,000 of loans, $15,128,000 in cash, $1,998,000 of investment securities, $4,191,000 of mortgage-backed securities and $2,352,000 of fixed assets. Total liabilities of $64,154,000 were assumed, including $63,487,000 of deposits. Goodwill of $3,208,000 was recognized in the transaction and will be amortized over 15 years using the straight line method. Total amortization of goodwill in 1996 was $150,000. Results of operations for Royal for the period prior to acquisition are not included in these statements.

         On October 18, 1996, the Company completed the acquisition of Jefferson Bancorp, Inc. and its wholly owned subsidiary, Jefferson Federal Savings Bank. Jefferson Bancorp was merged into the Company and Jefferson FSB changed its charter to a state savings bank, Jefferson Bank, and is operated as a subsidiary of the Company. The total purchase price was $51,790,000 in cash and the acquisition is accounted for as a purchase transaction. Total assets of $266,235,000 were acquired, including $63,907,000 of loans, $28,352,000 in cash,
$57,452,000 of investment securities, $106,755,000 of mortgage-backed securities and $3,008,000 of fixed assets. Total liabilities of $229,387,000 were assumed, including $224,803,000 of deposits. Goodwill of $11,116,000 was recognized in the transaction and is being amortized over 25 years using the straight line method. A core deposit intangible of $3,825,000 was recognized and will be amortized over its estimated life of 8 years using accelerated methods. Total amortization of the intangibles in 1996 was $230,000. Results of operations for Jefferson are shown from the date of acquisition only.

         Had the acquisitions of Royal Bankgroup and Jefferson Bancorp been consummated as of January 1, 1996 and 1995, respectively, the Company's consolidated restated pro forma results of operations for the years ended December 31, 1996 and 1995 would have been as follows:

Restated Pro Forma Results of Operations:
                                                                                            ------------------------
                                                                                               1996          1995
                                                                                            ------------------------
Interest Income                                                                             $ 68,313      $ 64,088
Interest Expense                                                                             (34,887)      (31,492)
Provision for Loan Losses                                                                       (357)         (120)
Noninterest Income                                                                             4,805         4,618
Noninterest Expense                                                                          (29,391)      (23,464)
Income Tax Expense                                                                            (3,722)       (5,081)
                                                                                            ------------------------
Net Income                                                                                  $  4,761      $  8,549
                                                                                            ========================

Net Income per Share (includes 2nd, 3rd and 4th quarters only for 1995)                     $    .73      $    .97
                                                                                            ========================

NOTE 19 - CONDENSED PARENT COMPANY ONLY FINANCIAL STATEMENTS:

         Condensed financial statements of ISB Financial Corporation (parent company) are shown below. The parent company has no significant operating activities.

                           CONDENSED BALANCE SHEETS
                          DECEMBER 31, 1996 AND 1995
                                (IN THOUSANDS)


                                                                                            1996           1995
                                                                                          ------------------------
ASSETS
Cash in Bank                                                                              $  8,496       $  8,759
Trading Account Securities                                                                     364            389
Securities Available for Sale                                                                   -0-        27,178
Investment in Subsidiaries                                                                 104,507         83,326
Other Assets                                                                                 1,336            874
                                                                                          ------------------------
      Total Assets                                                                        $114,703       $120,526
                                                                                          ========================

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities                                                                                    697            849
Stockholders' Equity                                                                       114,006        119,677
                                                                                          ------------------------
      Total Liabilities and Stockholders' Equity                                          $114,703       $120,526
                                                                                          ========================

                        CONDENSED STATEMENTS OF INCOME
                    YEARS ENDED DECEMBER 31, 1996 AND 1995
                                (IN THOUSANDS)

                                                                                            1996           1995
                                                                                          ------------------------
OPERATING INCOME:
   Dividends from Subsidiaries                                                            $ 25,490        $ 5,596
   Securities Gains/Losses                                                                     181             -0-
   Interest Income                                                                           1,650          1,558
                                                                                          ------------------------
Total Operating Income                                                                      27,321          7,154
Operating Expenses                                                                           1,483            173
                                                                                          ------------------------
Income Before Income Tax Expense and Decrease in Equity in
   Undistributed Earnings of Subsidiaries                                                   25,838          6,981
Income Tax Expense                                                                             164            472
                                                                                          ------------------------
Income Before Decrease in Equity in Undistributed Earnings of Subsidiaries                  25,674          6,509
Decrease in Equity in Undistributed Earnings of Subsidiaries                               (20,396)        (1,036)
                                                                                          ------------------------
Net Income                                                                                $  5,278        $ 5,473
                                                                                          ========================

                                            CONDENSED STATEMENTS OF CASH FLOWS
                                          YEARS ENDED DECEMBER 31, 1996 AND 1995
                                                      (IN THOUSANDS)
                                                                                                      PERIOD FROM
                                                                                                    APRIL 6, 1995 TO
                                                                                                      DECEMBER 31,
                                                                                            1996           1995
                                                                                          ------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net Income                                                                              $ 5,278        $ 5,473
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY
   OPERATING ACTIVITIES:
   Provision for Deferred Income Taxes                                                         (80)            12
   Decrease in Equity in Net Income of Subsidiaries                                         20,396          1,036
   Decrease (Increase) in Other Assets                                                         402           (827)
   Increase in Other Liabilities                                                               147             90
   Amortization of Premium/Discount on Investments                                              37             43
   Net Change in Securities Classified as Trading                                               (9)          (390)
   Gain on Sale of Investments                                                                (181)            -0-
   Compensation Expense Recognized on RRP                                                      211             -0-
                                                                                          ------------------------
      Net Cash Provided by Operating Activities                                             26,201          5,437
                                                                                          ------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchases of Securities Available for Sale                                                   -0-       (33,738)
   Proceeds From Sales and Maturities of Securities Available
      for Sale                                                                              26,832          7,000
   Purchase of Capital Stock of Subsidiaries                                               (42,480)       (36,193)
   Other Investing Activities                                                                   -0-           (20)
                                                                                          ------------------------
      Net Cash Used In Investing Activities                                                (15,648)       (62,951)
                                                                                          ------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Dividends Paid to Shareholders                                                           (2,159)        (1,019)
   Capital Contributed to Subsidiaries                                                        (173)           (89)
   Payments Received From ESOP                                                               1,062            824
   Net Proceeds From Issuance of Common Stock                                                   -0-        67,903
   Stock Conversion Costs Incurred                                                              -0-        (1,346)
   Payments to Repurchase Common Stock                                                      (9,546)            -0-
                                                                                          ------------------------
      Net Cash (Used In) Provided by Financing Activities                                  (10,816)        66,273
                                                                                          ------------------------
      Net (Decrease) Increase in Cash and Cash Equivalents                                    (263)         8,759
Cash and Cash Equivalents, Beginning of Period                                               8,759             -0-
                                                                                          ------------------------
Cash and Cash Equivalents, End of Period                                                   $ 8,496        $ 8,759
                                                                                          ========================


OTHER DISCLOSURES:

         The Company was charged $120,000 by Iberia for management and accounting services during 1996.

NOTE 20 - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED):


                                                                          YEAR ENDED DECEMBER 31, 1996
                                                             ------------------------------------------------------
                                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                               FIRST         SECOND          THIRD         FOURTH
                                                              QUARTER        QUARTER        QUARTER        QUARTER
                                                             ------------------------------------------------------
Total Interest Income                                         $ 11,460       $ 12,408       $ 12,978      $ 15,861
Total Interest Expense                                           5,912          6,268          6,538         8,418
                                                             ------------------------------------------------------
   Net Interest Income                                           5,548          6,140          6,440         7,443
Provision for Loan Losses                                            8              9             26           113
                                                             ------------------------------------------------------
   Net Interest Income After Provision
      for Loan Losses                                            5,540          6,131          6,414         7,330
Noninterest Income                                                 788            885            845         1,300
Noninterest Expense                                              3,552          4,108          7,475         5,643
                                                             ------------------------------------------------------
Income Before Income Taxes                                       2,776          2,908           (216)        2,987
Income Tax Expense (Refund)                                        997          1,054            (23)        1,149
                                                             ------------------------------------------------------
Net Income                                                    $  1,779       $  1,854       $   (193)     $  1,838
                                                             ======================================================

NET INCOME PER COMMON SHARE                                   $    .26       $    .27       $   (.03)     $    .29
                                                             ======================================================

                                                                          YEAR ENDED DECEMBER 31, 1995
                                                             ------------------------------------------------------
                                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                               FIRST         SECOND          THIRD         FOURTH
                                                              QUARTER        QUARTER        QUARTER        QUARTER
                                                             ------------------------------------------------------
Total Interest Income                                         $  9,468       $ 10,676       $ 10,870      $ 11,320
Total Interest Expense                                           4,833          5,173          5,458         5,818
                                                             ------------------------------------------------------
   Net Interest Income                                           4,635          5,503          5,412         5,502
Provision for Loan Losses                                           72            133             22            12
                                                             ------------------------------------------------------
   Net Interest Income After Provision
      for Loan Losses                                            4,563          5,370          5,390         5,490
Noninterest Income                                                 569            733            705           661
Noninterest Expense                                              2,843          3,162          3,195         3,493
                                                             ------------------------------------------------------
Income Before Income Taxes                                       2,289          2,941          2,900         2,658
Income Tax Expense                                                 755          1,073          1,009           944
                                                             ------------------------------------------------------
Net Income                                                    $  1,534       $  1,868       $  1,891      $  1,714
                                                             ======================================================

NET INCOME PER COMMON SHARE                                   $    N/A       $    .27       $    .28      $    .25
                                                             ======================================================

CORPORATE INFORMATION


DIRECTORS
ELAINE D. ABELL, Attorney in private practice, Lafayette, La.
HARRY V. BARTON, JR., Certified Public Accountant, Lafayette, La.
WILLIAM R. BIGLER, Retired.
CECIL C. BROUSSARD, Self-employed Investor, New Iberia, La.
HENRY J. DAUTERIVE, JR., Chairman, Retired.
WILLIAM H. FENSTERMAKER, President and Chief Executive Officer of
   C.H. Fenstermaker and Associates, Inc., Lafayette, La.
RAY HIMEL, Owner of Himel Motor Supply Corp., Himel Marine and
   several Ace Hardware Stores in southern Louisiana.
KAREN L. KNIGHT, Former President and Chief Executive Officer of
   Jefferson Federal Savings Bank, Gretna, La.
LARREY G. MOUTON, President and Chief Executive Officer of
   ISB Financial Corp.
EMILE J. PLAISANCE, JR., Vice Chairman, Retired.
STEWART SHEA, Vice President of Bayou Management Services, President of Bayou
   Pipe Coating, LLC, affiliates of Bayou Management Services, New Iberia, La. LOUIS J. TAMPORELLO, Retired.
GUYTON H. WATKINS, Secretary, Attorney in private practice.

EXECUTIVE OFFICERS
LARREY G. MOUTON, President/CEO
RONNIE J. FORET, Executive Vice President
WAYNE L. ROBIDEAUX, Executive Vice President
SCOTT T. SUTTON, Executive Vice President
WILLIAM M. LAHASKY, Vice President, CFO

ANNUAL MEETING
Wednesday, April 16, 1997, 3:00 p.m.
Iberia Savings Bank
1101 E. Admiral Doyle Drive
New Iberia, La.

Since April 7, 1995, ISB Financial Corporation's common stock has traded on the National Association of Security Dealers Automated Quotations (NASDAQ) National Market, under the symbol "ISBF", as reported to NASDAQ, the price information reflects high and low sales prices. The following represents high and low trading prices and dividends declared during each respective quarter since April 7, 1995, and through the year ended December 31, 1996.

1995                   HIGH            LOW         DIVIDEND DECLARED
----------------------------------------------------------------------
Second Quarter        $15.000        $12.500            $0.075
Third Quarter         $16.125        $14.625            $0.075
Fourth Quarter        $17.000        $14.875            $0.075

1996                   HIGH            LOW         DIVIDEND DECLARED
----------------------------------------------------------------------
First Quarter         $16.500        $15.125            $0.080
Second Quarter        $16.375        $14.750            $0.080
Third Quarter         $15.875        $13.375            $0.085
Fourth Quarter        $18.500        $15.250            $0.085


SECURITIES LISTING

ISB Financial Corporation's common stock is traded on the NASDAQ National Market under the symbol ISBF. Current price information can be found under the NASDAQ-OTC National Market Listing.

INVESTOR INFORMATION
Investors, analysts and others seeking financial information may contact:

      Larrey G. Mouton, President/CEO or
      William M. Lahasky, Vice President/CFO
      ISB Financial Corporation
      1101 E. Admiral Doyle Drive
      New Iberia, La.  70560
      (318)365-2361

TRANSFER AGENT

      Registrar and Transfer Company
      10 Commerce Drive
      Cranford, NJ  07016
      (800)368-5948

INDEPENDENT AUDITORS

      Castaing, Hussey & Lolan, L.L.P.
      525 Weeks Street
      New Iberia, La.  70560

SPECIAL COUNSEL

      Elias, Matz, Tiernan & Herrick, L.L.P.
      734 15th Street, N.W.
      Washington, D.C.  20005

GENERAL COUNSEL

      Guyton Watkins
      Landry & Watkins
      211 E. Main Street
      New Iberia, La.  70560


48