Form 10-K, Exhibit 13
period 1997-12-31
ISB FINANCIAL CORP/LA
filed 1998-03-31
CIK 933141

                                                                     EXHIBIT 13



                      [ISB FINANCIAL CORPORATION LOGO]

                      ---------------------------------

                             1997 ANNUAL REPORT

TABLE OF CONTENTS



---------
SECTION 1

            Letter to Stockholders ................................................         2

            Selected Consolidated Financial Data ..................................         4

            Management's Discussion and Analysis of
                  Financial Condition and Results of Operations ...................         6

---------
SECTION 2

            Report of Independent Auditors ........................................        19

            Consolidated Financial Statements

                  Consolidated Statements of Financial Condition. .................        20

                  Consolidated Statements of Income ...............................        21

                  Consolidated Statements of Stockholders' Equity .................        22

                  Consolidated Statements of Cash Flows ...........................        23

                  Notes to Consolidated Financial Statements ......................        25


            Corporate Information .................................................        51



ANNUAL MEETING

            The Annual Meeting of Stockholders is scheduled for Wednesday, April 15, at 3:00 p.m., at IBERIABANK, 1101 E. Admiral Doyle Drive, New Iberia, Louisiana.


                                                                            ---

LETTER TO STOCKHOLDERS


        We are pleased to report that the Company earned $5,343,000 or $0.86 per share for the year 1997 compared to $5,278,000 or $0.80 per share for the year 1996. In the fourth quarter of 1997, the Company incurred charges and expenses of a non-recurring nature of $1,167,000 or $0.19 per share on an after tax basis. These were necessary costs of converting our two subsidiary savings banks, Iberia Savings Bank and Jefferson Bank, to commercial banks, consolidating and streamlining operations, and enhancing public recognition of our new bank name. IBERIABANK, with the continuing consolidation of banking, is now the third largest bank domiciled in Louisiana with total assets of $947.3 million.

        Your Board of Directors is committed to increasing shareholder value and recognizes the importance of dividends. Since becoming a public company in 1995, we have increased quarterly dividends each year. In the third quarter, the quarterly dividends were increased to $0.125 per share resulting in an annualized dividend of $0.50 per share. In addition to increasing dividends in 1997, the Company repurchased 150,550 shares of our common stock at an average price of $20.52 per share. In January 1998, the Company announced another share repurchase program of up to 5% of the outstanding common stock. The repurchased shares will be held as treasury stock and will be available for general corporate purposes including being available for reissuance as options are exercised under the 1996 stock option plan. As the result of the 1997 net income, the stock repurchases and the payment of dividends, at December 31, 1997 the Company's book value, or stockholders' equity per share, increased to $17.74 and stockholders' equity to assets was 12.2%.

        The mission of the Bank has not changed for the past 110 years of our existence. We have had a proud history of serving our local community's financial needs at a reasonable cost. Our charter change to a commercial bank gives us even more flexibility to add quality financial services to the business community. While concentrating on expanding our business services, we expect to continue to remain the leading residential loan originator in our market.

        The success of our commercial lending expansion in 1997 was aided by continued economic expansion in the oil and gas industry in south Louisiana. Commercial real estate and business loan balances increased 80.0% or $47.2 million during the year. In addition to dedicated commercial lending officers servicing the larger credit needs, IBERIABANK organized a small business credit department utilizing new computer technology to underwrite credit requests to business owners with borrowing needs of less than $250,000. These small business services are offered throughout our 27 branch offices. These new business relationships have helped to generate deposits that are less interest sensitive and lower interest costs.


---
 2

        The increase in our consumer loan balances was 41.7% or $49.9 million during 1997. This was primarily the result of continuing growth in our program of financing automobiles through a network of local dealerships. Home equity loan balances also increased strongly as homeowners utilized the equity in their homes for improvements and other personal lifestyle needs. The Bank invested in new computer application software and equipment to speed the loan decision process and improve consistency in underwriting standards.


        The mortgage division originated $70.8 million in home loans and sold $19.9 million of these loans into the secondary market. We expect to originate and sell more loans in 1998 in response to customer demand for long term, fixed interest rate home loans. If interest rates remain at the current low levels for the remainder of 1998, our residential loan balances may decrease as homeowners refinance their loans. Any such refinancing and sales activities can be expected to increase fee income.

        The Bank improved our customer services with the introduction of "I+Direct" in the fourth quarter of 1997. This new automated telephone system gives our customers 24 hour access to information about their loan and deposit accounts. They also are able to transfer funds and review transactions in accounts from the convenience of their homes or offices . This complements our network of "I-24" automated teller machines and the "I+Check Card," a debit card that allows cash withdrawals and purchases at stores throughout the United States. In addition, two new "supermarket branches" were opened in 1997. We now operate four branch offices in Winn Dixie supermarkets. These branches provide extended hours and convenient locations to our customers. We will continue to make investments to develop our computer capacities to make our financial services even more accessible and convenient.

Sincerely,

/s/ LARREY G. MOUTON

LARREY G. MOUTON
PRESIDENT AND CHIEF EXECUTIVE OFFICER


                                                                           ---

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA


(DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)


                                                                                   DECEMBER 31,
                                               ----------------------------------------------------------------------------------
                                                  1997               1996              1995              1994             1993
                                               ----------------------------------------------------------------------------------
SELECTED FINANCIAL CONDITION DATA:
       Total Assets                             $947,282          $929,264          $608,830          $487,563          $482,814
       Cash and cash equivalents                  44,307            53,385            51,742             9,686            19,674
       Discount on loans purchased                 1,145             1,460             1,962             2,679             3,876
       Loans receivable, net                     659,244           571,119           399,542           370,794           343,417
       Investment securities                      77,317           103,724            87,231            48,088            58,285
       Mortgage-backed securities                115,125           150,669            51,646            39,923            41,419
       Deposit accounts                          778,695           760,284           444,600           434,443           439,500
       Borrowings                                 46,728            47,750            40,490             5,000                --
       Equity                                    115,564           114,006           119,677            44,840            39,863

                                                                             YEAR ENDED DECEMBER 31,
                                                ----------------------------------------------------------------------------------
                                                  1997               1996              1995              1994             1993
                                                ----------------------------------------------------------------------------------
SELECTED OPERATING DATA:
       Interest income                          $ 68,481          $ 52,707          $ 42,334          $ 36,548          $ 38,340
       Interest expense                           36,050            27,136            21,282            17,294            17,508
                                                ----------------------------------------------------------------------------------
       Net interest income                        32,431            25,571            21,052            19,254            20,832
       Provision for loan losses                   1,097               156               239               305               441
                                                ----------------------------------------------------------------------------------
       Net interest income after provision
          for loan losses                         31,334            25,415            20,813            18,949            20,391
       Noninterest income                          6,390             3,818             2,668             2,425             2,107
       Noninterest expense                        28,601            20,778            12,693            11,783            11,407
                                                ----------------------------------------------------------------------------------
       Income before income taxes                  9,123             8,455            10,788             9,591            11,091
       Income taxes                                3,780             3,177             3,781             3,354             3,541
                                                ----------------------------------------------------------------------------------
Net income                                      $  5,343           $ 5,278           $ 7,007          $  6,237          $  7,550
                                                ==================================================================================
Earnings per share - Basic                      $    .86           $   .80           $   .80 (1)           N/A               N/A
                                                ==================================================================================
Earnings per share - Diluted                    $    .83           $   .80           $   .80 (1)           N/A               N/A
                                                ==================================================================================

---
 4

                                                                            AT OR FOR THE YEAR ENDED DECEMBER 31,
                                                         ----------------------------------------------------------------------
                                                              1997           1996           1995           1994          1993
                                                         ----------------------------------------------------------------------
SELECTED OPERATING RATIOS (2):
       Return on average assets                               0.57%          0.74%          1.26%          1.29%         1.55%
       Return on average equity                               4.66           4.49           7.14          14.56         20.77
       Equity to assets at the end of period                 12.20          12.27          19.66           9.20          8.26
       Interest-earning assets to interest-
         bearing liabilities                                113.33         120.01         119.87         107.69        105.39
       Interest rate spread (3)                               3.12           2.97           3.16           3.88          4.24
       Net interest margin (3)                                3.66           3.77           3.95           4.17          4.44
       Noninterest expense to average assets                  3.03           2.91           2.28           2.44          2.35
       Efficiency ratio (4)                                  73.67          70.70          53.51          54.35         49.73

ASSET QUALITY DATA:
       Non-performing assets to total assets
         at end of period (5)                                 0.29           0.38          0.33            0.37          0.46
       Allowance for loan losses to
         non-performing loans at end of period              232.55         180.27        255.18          304.53        246.60
       Allowance for loan losses to total loans
         at end of period                                     0.78           0.79          0.90            1.08          0.99

CONSOLIDATED CAPITAL RATIOS:
       Tier 1 leverage capital ratio                         10.54          10.34         19.52            9.44          8.21
       Tier 1 risk-based capital ratio                       18.52          20.91         42.79           19.12         18.24
       Total risk-based capital ratio                        19.50          21.92         44.14           20.37         19.48

--------
(1) 1995 earnings per share have been stated only for a partial period because of the Bank's conversion to stock form on April 6, 1995.

(2) With the exception of end of period ratios, all ratios are based on average daily balances during the respective periods and are annualized where appropriate.

(3) Interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities, and net interest margin represents net interest income as a percentage of average interest-earning assets.

(4) The efficiency ratio represents noninterest expense, as a percentage of the sum of net interest income and noninterest income.

(5) Non-performing assets consist of non-accruing loans and real estate acquired through foreclosure, by deed-in-lieu thereof or deemed insubstance foreclosed.

                                                                           ---

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

            The following discussion and analysis is intended to assist readers in understanding the financial condition and results of operations of ISB Financial Corporation (the "Company") and its subsidiaries for the years ended December 31, 1995 through 1997. This review should be read in conjunction with the audited consolidated financial statements, accompanying footnotes and supplemental financial data included herein.

FINANCIAL CONDITION

------
ASSETS

            GENERAL - Total assets of the Company increased by $18.0 million or 1.9%. This increase was primarily the result of a $88.1 million increase in loans receivable and a $3.8 million increase in premises and equipment which was partially offset by a $9.1 million decrease in cash and cash equivalents, a $26.4 million decrease in investment securities and a $35.5 million decrease in mortgage-backed securities. Such net increases in assets was funded primarily by a $18.4 million increase in customer deposits. The average balances of assets and liabilities and the resulting levels of income and expense during 1997 included a full year of the balances associated with the Bank of Lafayette ("BOL") and Jefferson Federal Savings Bank ("Jefferson") acquisitions that occurred in 1996. See Note 19 to the Consolidated Financial Statements for more details. The following discussion describes the major changes in the asset mix during 1997.

                ASSET MIX
           --------------------
           AT DECEMBER 31, 1997



SINGLE FAMILY RESIDENTIAL LOANS      40.2%
CONSUMER LOANS                       18.1%
CASH AND INVESTMENTS                 12.8%
MORTGAGE-BACKED SECURITIES           12.2%
COMMERCIAL BUSINESS LOANS             6.0%
COMMERCIAL REAL ESTATE LOANS          5.3%
OTHER ASSETS                          5.4%


            CASH AND CASH EQUIVALENTS - Cash and cash equivalents, which consist of interest-bearing and noninterest-bearing deposits and cash on hand, decreased by $9.1 million, or 17.0%, to $44.3 million at December 31, 1997 compared to $53.4 million at December 31, 1996. The cash was used primarily to fund increases in loans receivable.

            INVESTMENT SECURITIES - Investment securities decreased by $26.4 million, or 25.5%, to $77.3 million at December 31, 1997 compared to $103.7 million at December 31, 1996. Such decrease was the result of $57.1 million of investment securities sold or matured, which was partially offset by $30.3 million of investment securities purchased, a $50,000 increase in the market value of investment securities available for sale and $311,000 of amortization of premiums on investment securities. The cash generated from the decreased balance of investment securities was used to fund increases in loans receivable.


---
 6

            At December 31, 1997, $75.5 million of the Company's investment securities were classified as available for sale and had a pre-tax effected net unrealized gain of $339,000 at such date. In addition, at such date, $69.9 million of the Company's investment securities consisted of U.S. Government and Federal agency obligations and $33.8 million, or 43.8% of the Company's investment securities were due within one year. Note 3 to the Consolidated Financial Statements provides further information on the Company's investment securities.

            MORTGAGE-BACKED SECURITIES - Mortgage-backed securities decreased by $35.5 million, or 23.6%, to $115.1 million at December 31, 1997 compared to $150.7 million at December 31, 1996. The decrease in the balance of mortgage-backed securities was due to repayments. The cash generated from the repayments of mortgage-backed securities was used as a source of funds for the increases in loans receivable.

            At December 31, 1997, approximately 99.4% of the Company's mortgage-backed securities were issued or guaranteed by Federal agencies or government sponsored enterprises. Additional information on the Company's mortgage-backed securities may be found in Note 4 of the Consolidated Financial Statements.

            LOANS RECEIVABLE, NET - Loans receivable, net, increased by $88.1 million, or 15.4%, to $659.2 million at December 31, 1997 compared to $571.1 million at December 31, 1996. Residential mortgage loans decreased $2.0 million, or .5%, during 1997 primarily by a $10.2 million, or 2.6%, decrease in single-family residential loans which was partially offset by a $8.0 million, or 57.2%, increase in construction loans. Total commercial loans increased $47.2 million, or 80.0%, during 1997 as a result of a $21.9 million, or 60.7%, increase in commercial business loans and a $25.3 million, or 110.3%, increase in commercial real estate loans. During 1997, the Company continued its emphasis on the origination of commercial real estate, commercial business, home equity and indirect automobile loans. Consumer loans increased $49.9 million, or 41.7%, during 1997 to $169.7 million at year-end. Indirect automobile loans increased $38.3 million, or 73.1% to $90.7 million or 13.4% of total loans at December 31, 1997 and home equity loans increased $12.5 million or 58.0% during 1997. For additional information on loans, see Note 5 to the Consolidated Financial Statements.

            PREMISES AND EQUIPMENT, NET - Premises and equipment, net, increased by $3.8 million, or 24.3%, to $19.3 million at December 31, 1997 compared to $15. 5 million at December 31, 1996. The increase was the result of $5.3 million in purchases of premises and equipment which was partially offset by $1.5 million of depreciation of premises and equipment. The purchases of premises and equipment included the opening of two new branch offices in supermarkets, the purchase of land that was formally leased, the renovation of a facility to accommodate the Company's expanded work force and upgrading of the Company's technological infrastructure.


                                                                            ---

    LIABILITY AND EQUITY MIX
     ---------------------
      AT DECEMBER 31, 1997

            [CHART]

CERTIFICATES OF DEPOSIT      49.4%
DEMAND DEPOSITS              21.2%
STOCKHOLDERS' EQUITY         12.2%
REGULAR SAVINGS              11.6%
FHLB ADVANCES                 4.9%
OTHER LIABILITIES             0.7%


------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY

            GENERAL - The Company's primary funding sources included deposits, borrowings from the Federal Home Loan Bank ("FHLB") of Dallas and stockholders' equity. The following discussion focuses on the major changes in the mix during 1997.

            DEPOSITS - Deposits increased by $18.4 million, or 2.4%, from $760.3 million at December 31, 1996 to $778.7 million at December 31, 1997. The increase was the result of $26.7 million of interest credited which was partially offset by $8.3 million of net cash withdrawals. The relative mix of deposits remained stable during 1997, and at December 31, 1997, $44.8 million, or 5.8%, of the Company's total deposits were non-interest bearing. Additional information regarding deposits is provided in Note 8 to the Consolidated Financial Statements.

            BORROWINGS - The Company's borrowings are comprised of advances from the Federal Home Loan Bank ("FHLB") of Dallas, which decreased $1.0 million, or 2.1%, from $47.7 million at December 31, 1996 to $46.7 million at December 31, 1997. The decrease in borrowings was due to normal amortization payments with respect to such borrowings. The advances, which are fixed-rate and long-term, were used in prior years to fund fixed-rate and long-term single-family residential loans. For additional information, including maturities of the Company's borrowings, see Note 9 to the Consolidated Financial Statements.

            STOCKHOLDERS' EQUITY - Stockholders' equity provides a source of permanent funding, allows for future growth and provides the Company with a cushion to withstand unforeseen adverse developments. At December 31, 1997, stockholders' equity totaled $115.6 million, an increase of $1.6 million from the previous year-end level. The increase in stockholders' equity in 1997 was the result of $5.3 million of net income, $1.7 million of common stock released by the Company's Employee Stock Ownership Plan ("ESOP") trust and $475,000 of common stock earned by participants of the Company's Recognition and Retention Plan ("RRP") trust, which was partially offset by $2.9 million of cash dividends declared on the Company's common stock and $3.1 million of the Company's common stock re-purchased and placed into treasury.

            Federal regulations impose minimum regulatory capital requirements on all institutions with deposits insured by the Federal Deposit Insurance Corporation ("FDIC"). The Board of Governors of the Federal Reserve System ("FRB") impose similar capital regulations on bank holding companies. At December 31 1997, the


---
 8

Company exceeded all required regulatory capital ratio requirements with a tier 1 leverage capital ratio of 10.54%, a tier 1 risk-based capital ratio of 18.52% and a total risk-based capital ratio of 19.50%. At December 31, 1997, IBERIABANK exceeded all required regulatory capital ratio requirements with a tier 1 leverage capital ratio of 9.51%, a tier 1 risk-based capital ratio of 16.68% and a total risk-based capital ratio of 17.68%. The graph to the right displays the Company's and IBERIABANK's regulatory capital position as of December 31, 1997, along with the applicable regulatory requirements.

---------------------
RESULTS OF OPERATIONS

            GENERAL - The Company reported net income of $5.3 million, $5.3 million and $7.0 million for the years ended December 31, 1997, 1996 and 1995, respectively. During 1997, interest income increased $15.8 million, interest expense increased $8.9 million, the provision for loan losses increased $941,000, noninterest income increased $2.6 million, noninterest expense increased $7.8 million and income tax expense increased $603,000. Cash earnings, net income before the amortization of goodwill, was $6.9 million, $5.7 million and $7.1 million for the years ended December 31, 1997, 1996 and 1995, respectively.

            NET INTEREST INCOME - Net interest income is determined by interest rate spread (i.e. the difference between the yields earned on interest-earning assets and the rates paid on its interest-bearing liabilities) and the relative amounts of interest-earning assets and interest-bearing liabilities. The Company's average interest rate spread was 3.12%, 2.97% and 3.16% during the years ended December 31, 1997, 1996 and 1995, respectively. The Company's net interest margin (i.e., net interest income as a percentage of average interest-earning assets) was 3.66%, 3.77% and 3.95%, during


                 REGULATORY CAPITAL

                      [GRAPH]

                   TIER 1      TIER 1       TOTAL
                  LEVERAGE   RISK-BASED   RISK-BASED
                   RATIO       RATIO        RATIO
REQUIRED            4.00%       4.00%        8.00%
ISB FINANCIAL      10.54%      18.52%       19.50%
IBERIABANK          9.51%      16.68%       17.68%

                        ------------------------------

       NET INCOME

        [CHART]

1993            $7,550
1994            $6,237
1995            $7,007
1996            $5,278
1997            $5,343

                                                                            ---

                             NET INTEREST MARGIN

                                   [CHART]

1993        4.44%
1994        4.17%
1995        3.95%
1996        3.77%
1997        3.66%


the years ended December 31, 1997, 1996 and 1995, respectively.

            Net interest income increased $6.9 million, or 26.8%, in 1997 to $32.4 million compared to $25.6 million in 1996. The reason for such increase was a $15.8 million, or 29.9%, increase in interest income, which was partially offset by a $8.9 million, or 32.8%, increase in interest expense. Net interest income increased $4.5 million, or 21.5%, in 1996 compared to 1995. Such increase was due to a $10.4 million increase in interest income, which was partially offset by a $5.9 million increase in interest expense.

            INTEREST INCOME - Interest income totaled $68.5 million for the year ended December 31, 1997, an increase of $15.8 million over the total of $52.7 million for the year ended December 31, 1996. This improvement was mainly due to an increase in the Company's average interest-earning assets of $207.6 million, or 30.6%, to $885.9 million for the year ended December 31, 1997, caused primarily by the two acquisitions that took place during 1996. Interest earned on loans increased $11.8 million, or 29.3%, in 1997. The increase was due to a $150.7 million, or 32.0%, increase in the average balance of loans, which was partially offset by a 17 basis point (with 100 basis points being equal to 1%) decrease in the yield earned. Interest earned on investment securities increased $1.3 million, or 26.2%, in 1997. The increase was due to a $22.3 million, or 27.7%, increase in the average balance of investment securities, which was partially offset by a 7 basis point decline in the yield earned. Interest earned on mortgage-backed securities increased $3.9 million, or 87.6%, in 1997. The increase was due to a $61.4 million, or 84.5%, increase in the average balance of mortgage-backed securities together with a 10 basis point increase in the yield earned. Interest income on other earning assets, primarily interest-bearing deposits, decreased $1.3 million, or 41.7%, during 1997. The decrease was due to a $26.8 million, or 50.1%, decrease in the average balance of other earning assets, which was partially offset by a 95 basis point increase in the yield earned. Interest income also is affected by the accretion of discounts on purchased loans into interest income, which is accounted for as a yield adjustment. During the years ended December 31, 1997 and 1996, $313,000 and $502,000, respectively, was accreted into income. At December 31, 1997, the amount of the Company's remaining unaccreted discount was $1.1 million.

            Interest income amounted to $52.7 million and $42.3 million for the years ended December 31, 1996 and 1995, respectively. The $10.4 million, or 24.5%, increase in interest income in 1996 was due to a $7.4 million, or 22.6%, increase in interest income on loans, a $106,000, or 2.2%, increase in interest income on investment securities, a $1.7 million, or 58.3%, increase in interest income on mortgage-backed securities and a $1.2 million, or 64.0%, increase in interest income on other earning assets.

            INTEREST EXPENSE - Interest expense increased $8.9 million, or 32.8%, in 1997 to $36.1 million compared to $27.1 million in 1996. The reason for such increase was a $8.9 million, or 37.2%, increase in interest



----
 10
expense on deposits, which was partially offset by a $26,000, or .8%, decrease in interest expense on borrowings. The increase in interest expense on deposits was the result of a $216.9 million, or 41.9%, increase in the average balance of deposits, which was partially offset by a 15 basis point decrease in the average cost of deposits. The increase in the average balance of deposits was primarily the result of the two acquisitions that took place during 1996. The decrease in interest expense on borrowings was the result of a $329,000, or
 .7%, decrease in the average balance of borrowings together with a 1 basis point decrease in the cost of borrowings.

            Total interest expense amounted to $27.1 million and $21.3 million for the years ended December 31, 1996 and 1995, respectively. The $5.9 million, or 27.5%, increase in interest expense in 1996 compared to 1995 was due to a $120.8 million, or 27.2%, increase in the average balance of interest-bearing liabilities together with a 1 basis point increase in the cost of interest-bearing liabilities.

            The following table sets forth, for the periods indicated, information regarding (i) the total dollar amount of interest income of the Company from interest-earning assets and the resultant average yields; (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average rate; (iii) net interest income; (iv) interest rate spread; and (v) net interest margin. Information is based on average daily balances during the indicated periods.



(DOLLARS IN THOUSANDS)
                                                                           YEAR ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------
                                                                   1997                              1996
-----------------------------------------------------------------------------------------------------------------------
                                                                             AVERAGE                          AVERAGE
                                                      AVERAGE                YIELD/      AVERAGE               YIELD/
                                                      BALANCE     INTEREST    COST       BALANCE    INTEREST    COST
-----------------------------------------------------------------------------------------------------------------------
Interest-earning assets:
  Loans receivable:
   Mortgage loans                                     $420,510    $34,272     8.15%     $362,663    $29,648     8.18%
   Commercial business loans                            47,248      4,900    10.37        23,835      2,559    10.74
   Consumer and other loans                            154,444     12,896     8.35        85,017      8,056     9.48
                                                      --------    -------               --------    -------
    Total loans                                        622,202     52,068     8.37       471,515     40,263     8.54
                                                      --------    -------               --------    -------
Mortgage-backed securities                             134,059      8,436     6.29        72,664      4,498     6.19
Investment securities                                  102,880      6,216     6.04        80,565      4,926     6.11
Other earning assets                                    26,723      1,761     6.59        53,535      3,020     5.64
                                                      --------    -------               --------    -------
    Total interest-earning assets                      885,864     68,481     7.73       678,279     52,707     7.77
                                                                  -------                           -------
Non-interest earning assets                             58,793                            35,572
                                                      --------                          --------
    Total assets                                      $944,657                          $713,851
                                                      ========                          ========

Interest-bearing liabilities:
  Deposits:
   Demand deposits                                    $141,212      3,714     2.63      $ 84,921      2,151     2.53
   Passbook savings deposits                           115,882      2,949     2.54        69,892      1,860     2.66
   Certificates of deposit                             477,325     26,294     5.51       362,745     20,006     5.52
                                                      --------    -------               --------    -------
    Total deposits                                     734,419     32,957     4.49       517,558     24,017     4.64
  Borrowings                                            47,281      3,093     6.54        47,610      3,119     6.55
                                                      --------    -------               --------    -------
    Total interest-bearing liabilities                 781,700     36,050     4.61       565,168     27,136     4.80
                                                                  -------                           -------
Non-interest bearing demand deposits                    37,647                            23,603
Non-interest bearing liabilities                        10,583                             7,597
                                                      --------                          --------
    Total liabilities                                  829,930                           596,368
Stockholders' Equity                                   114,727                           117,483
                                                      --------                          --------
    Total liabilities and stockholders' equity        $944,657                          $713,851
                                                      ========                          ========
Net interest-earning assets                           $104,164                          $113,111
                                                      ========                          ========

Net interest income/interest rate spread                          $32,431     3.12%                 $25,571     2.97%
                                                                  =======    =====                  =======    =====

Net interest margin                                                           3.66%                             3.77%
                                                                             =====                             =====

Ratio of average interest-earning assets to
  average interest-bearing liabilities                  113.33%                           120.01%
                                                        ======                            ======
                                                               YEAR ENDED DECEMBER 31,
-------------------------------------------------------------------------------------------
                                                                        1995
-------------------------------------------------------------------------------------------
                                                                                  AVERAGE
                                                           AVERAGE                 YIELD/
                                                           BALANCE     INTEREST     COST
-------------------------------------------------------------------------------------------
Interest-earning assets:
  Loans receivable:
   Mortgage loans                                         $321,528     $26,787       8.33%
   Commercial business loans                                 8,699         838       9.63
   Consumer and other loans                                 51,885       5,205      10.03
                                                          --------     -------
    Total loans                                            382,112      32,830       8.59
                                                          --------     -------
Mortgage-backed securities                                  44,531       2,842       6.38
Investment securities                                       79,134       4,820       6.09
Other earning assets                                        26,922       1,842       6.84
                                                          --------     -------
    Total interest-earning assets                          532,699      42,334       7.95
                                                                       -------
Non-interest earning assets                                 23,366
                                                          --------
    Total assets                                          $556,065
                                                          ========
Interest-bearing liabilities:
  Deposits:
   Demand deposits                                        $ 63,035       1,736       2.75
   Passbook savings deposits                                53,532       1,520       2.84
   Certificates of deposit                                 312,326      16,987       5.44
                                                          --------     -------
    Total deposits                                         428,893      20,243       4.72
  Borrowings                                                15,511       1,039       6.70
                                                          --------     -------
    Total interest-bearing liabilities                     444,404      21,282       4.79
                                                                       -------
Non-interest bearing demand deposits                         8,041
Non-interest bearing liabilities                             5,538
                                                          --------
    Total liabilities                                      457,983
Stockholders' Equity                                        98,082
                                                          --------
    Total liabilities and stockholders' equity            $556,065
                                                          ========
Net interest-earning assets                               $ 88,295
                                                          ========

Net interest income/interest rate spread                               $21,052       3.16%
                                                                       =======     ======
Net interest margin                                                                  3.95
                                                                                   ======

Ratio of average interest-earning assets to
  average interest-bearing liabilities                      119.87%
                                                            ======




                                                                           ----

            The following table analyzes the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. The table distinguishes between (i) changes attributable to rate (changes in rate multiplied by the prior period's volume), (ii) changes attributable to volume (changes in volume multiplied by the prior period's rate, (iii) mixed change (changes in rate multiplied by changes in volume), and (iv) total increase (decrease) (sum of the previous column).

(DOLLARS IN THOUSANDS)
                                                                YEARS ENDED DECEMBER 31,
                                                ---------------------------------------------------------
                                                                       1997/1996
                                                ---------------------------------------------------------
                                                                CHANGE ATTRIBUTABLE TO
                                                ---------------------------------------------------------
                                                                                              TOTAL
                                                                                 RATE/       INCREASE
                                                  VOLUME           RATE          VOLUME     (DECREASE)
                                                ---------------------------------------------------------
Interest-Earning Assets:
    Loans:
       Mortgage loans                             $ 4,729          $ (91)       $ (14)       $ 4,624
       Commercial business loans                    2,514            (87)         (86)         2,341
       Consumer and other loans                     6,579           (957)        (782)         4,840
    Investment securities                           1,364            (58)         (16)         1,290
    Mortgage-backed securities                      3,800             75           63          3,938
    Other earning assets                           (1,513)           508         (254)        (1,259)
                                                ---------------------------------------------------------
           Total net change in income
              on interest-earning assets           17,473           (610)      (1,089)        15,774
                                                ---------------------------------------------------------
Interest-Bearing Liabilities:
    Deposits:
       Demand deposits                              1,426             82           55          1,563
       Regular savings deposits                     1,224            (81)         (54)         1,089
       Certificates of deposit                      6,319            (24)          (7)         6,288
    Borrowings                                        (22)            (4)           0            (26)
                                                ---------------------------------------------------------
    Total net change in expense on
       interest-bearing liabilities                 8,947            (27)          (6)         8,914
                                                ---------------------------------------------------------
    Net change in net interest
       income                                     $ 8,526          $(583)     $(1,083)       $ 6,860
                                                =========================================================
                                                                  YEARS ENDED DECEMBER 31,
                                                  -------------------------------------------------------
                                                                         1996/1995
                                                  -------------------------------------------------------
                                                                   CHANGE ATTRIBUTABLE TO
                                                  -------------------------------------------------------
                                                                                             TOTAL
                                                                                  RATE/     INCREASE
                                                        VOLUME       RATE        VOLUME    (DECREASE)
                                                  -------------------------------------------------------
Interest-Earning Assets:
    Loans:
       Mortgage loans                                  $ 3,427      $(502)      $ (64)     $ 2,861
       Commercial business loans                         1,458         96         167        1,721
       Consumer and other loans                          3,324       (289)       (184)       2,851
    Investment securities                                   87         19           0          106
    Mortgage-backed securities                           1,795        (85)        (54)       1,656
    Other earning assets                                 1,821       (323)       (320)       1,178
                                                  -------------------------------------------------------
           Total net change in income
              on interest-earning assets                11,912     (1,084)       (455)      10,373
                                                  -------------------------------------------------------
Interest-Bearing Liabilities:
    Deposits:
       Demand deposits                                     602       (139)        (48)         415
       Regular savings deposits                            464        (95)        (29)         340
       Certificates of deposit                           2,743        238          38        3,019
    Borrowings                                           2,150        (23)        (47)       2,080
                                                  -------------------------------------------------------
    Total net change in expense on
       interest-bearing liabilities                      5,959        (19)        (86)       5,854
                                                  -------------------------------------------------------
    Net change in net interest
       income                                          $ 5,953    $(1,065)      $(369)     $ 4,519
                                                  =======================================================

            PROVISION FOR LOAN LOSSES - Provisions for loan losses are charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on various factors, including historical experience, the volume and type of lending conducted by the Company, the amount of the Company's classified assets, the status of past due principal and interest payments, general economic conditions, particularly as they relate to the Company's market area, and other factors related to the collectibility of the Company's loan portfolio. Management of the Company assesses the allowance for loan losses on a quarterly basis and will make provisions for loan losses as deemed appropriate in order to maintain the adequacy of the allowance for loan losses.

            The Company made a provision for loan losses of $1.1 million in 1997, compared to $156,000 and $239,000 for 1996 and 1995, respectively. The increased provision for 1997 is primarily the result of the $85.5 million, or 76.8%, increase in commercial real estate, commercial business and indirect automobile loan portfolios. Net loan charge offs for 1997 total $454,000.

            The allowance for loan losses amounted to $5.3 million or .78% and 232.6% of total loans and total nonperforming loans, respectively, at December 31, 1997 compared to .79% and 180.3%, respectively, at December 31, 1996.


----
 12

            Non-performing loans (non-accrual loans and accruing loans 90 days or more overdue) were $2.3 million and $2.6 million at December 31, 1997 and 1996, respectively. The Company's real estate owned, which consists of real estate acquired through foreclosure or by deed-in-lieu thereof, amounted to $473,000 and $978,000 at December 31, 1997 and 1996, respectively. As a percentage of total assets, the Company's total non-performing assets, which consists of non-performing loans plus real estate owned, amounted to $2.7 million, or .29%, at December 31, 1997 compared to $3.7 million, or .38%, at December 31, 1996.

            Although management of the Company believes that the Company's allowance for loan losses was adequate at December 31, 1997, based on facts and circumstances available to it, there can be no assurances that additions to such allowance will not be necessary in future periods, which would adversely affect the Company's results of operations.

                          ALLOWANCE FOR LOAN LOSSES
                                AND AMOUNT OF
                             NON-PERFORMING LOANS
                                 AT YEAR END


                                   [GRAPH]

                        1993      1994      1995     1996     1997
NON-PERFORMING LOANS   $1,384    $1,258    $1,468   $2,560   $2,261
LOAN LOSS ALLOWANCE    $3,413    $3,831    $3,746   $4,615   $5,258



            NONINTEREST INCOME - For 1997, the Company reported noninterest income of $6.4 million compared to $3.8 million for 1996. The primary reasons for the $2.6 million, or 67.4%, increase in noninterest income was a $1.4 million, or 70.8%, increase in service charges on deposit accounts reflecting an increase in the number of accounts that are subject to service charges and an increase in the amount of such service charges, a $303,000, or 43.3%, increase in late charges and other fees on loans, a $495,000, or 58.1%, increase in other income, an $85,000, or 47.0%, increase in gains on sale of investments and a $250,000 increase in gains on the sale of loans reflecting the Company's increased emphasis on the sale of newly originated fixed rate single-family residential loans in the secondary market.

            Total noninterest income amounted to $3.8 million and $2.7 million for the years ended December 31 1996 and 1995, respectively. The primary reasons for the $1.1 million increase in noninterest income during 1996 compared to 1995 was a $507,000 increase in service charges on deposit accounts, a $343,000 increase in other income and $181,000 of gains on the sale of investment securities.

            NONINTEREST EXPENSE - Noninterest expense includes salaries and employee benefits, occupancy expense, federal deposit insurance premiums (including, in 1996, the one-time special S A I F ("SAIF") assessment), advertising and marketing expense, computer service expense and other items. Noninterest expense amounted to $28.6 million, $20.8 million and $12.7 million for the three years ended December 31, 1997, 1996 and 1995, respectively. The primary reasons for the $7.8 million, or 37.7%, increase in noninterest expense for 1997 compared to 1996 were having a full year of operating expense for the nine offices acquired in 1996 and the two branch offices opened in 1996, operating expenses relating to two new branch offices opened in 1997, consolidating the two subsidiary banks and changing the Bank's name, cancellation of the Bank's long-term computer servicing contract with a resultant early termination penalty and continuing to build a commercial bank infrastructure.

                                                                          ----

            Salaries and employee benefits increased $5.2 million, or 61.3%, occupancy expense increased $660,000, or 53.7%, computer expense increased $962,000, or 154.2%, depreciation expense increased $420,000, or 42.1%, the amortization of goodwill and other acquired intangibles increased $1.1 million, or 287.2%, printing and office supplies expense increased $537,000, or 126.7%, other expenses increased $2.0 million, or 63.2%, and SAIF deposit insurance premiums decreased $3.2 million, or 87.7%. Compensation expense related to the Company's Employee Stock Ownership Plan ("ESOP") was $1.6 million in 1997, compared to $1.1 million in 1996. The increase in expense is attributable to the increase in the Company's common stock market value associated with the shares committed to be released during 1997. In addition, expense associated with the Company's Recognition and Retention Plan was $416,000 in 1997, the first full year of the plan's existence, compared to $211,000 in 1996. The increase in computer expense of $962,000 from 1996 to 1997 was attributable in part to a $500,000 charge to earnings associated with the penalty assessed on the termination of the Company's long-term computer service contract. Amortization of goodwill and other acquired intangibles from the Jefferson transaction in 1996 was from the date of acquisition, October 18, 1996. Amortization in 1997 consisted of a full year, resulting in the $1,146,000 increase. Amortization in 1998 is anticipated to decrease slightly due to the accelerated amortization method used for the Jefferson core deposit intangible.

            YEAR 2000 - Many existing computer programs use only two digits to identify a year in the date field. These programs were designed and developed without considering the impact of the upcoming change in the century. Timely and accurate data processing is essential to any financial institution. The Company formed a task force in 1997 to assess the impact of the Year 2000 problem and to insure compliance for all critical and ancillary systems utilized by the Company. The Company is in the process of selecting a new computer vendor for data processing software for its core applications, and the Company will determine compliance with Year 2000 issues before awarding a contract. Many of the costs associated with determining compliance with and correcting Year 2000 issues for ancillary computer programs is expected to come from a reassignment of existing internal resources and is not expected to involve material additional costs.

            INCOME TAXES - For the years ended December 31, 1997, 1996 and 1995, the Company incurred income tax expense of $3.8 million, $3.2 million and $3.8 million, respectively. The Company's effective tax rate amounted to 41.4%, 37.6% and 35.0% during 1997, 1996 and 1995, respectively. The difference between the effective tax rate and the statutory tax rate primarily related to variances in the items that are either non-taxable or non-deductible, primarily the non-deductibility of the amortization of goodwill and acquisition intangibles and the non-deductible portion of the ESOP compensation expense. For more information, see Note 10 to the Consolidated Financial Statements.

------------------------------
ASSET AND LIABILITY MANAGEMENT

            The principal objective of the Company's asset and liability management function is to evaluate the interest-rate risk included in certain balance sheet accounts, determine the level of risk appropriate given the Company's business focus, operating environment, capital and liquidity requirements and performance objectives, establish prudent asset concentration guidelines and manage the risk consistent with Board approved guidelines. Through such management, the Company seeks to reduce the vulnerability of its operations to changes in interest rates and to manage the ratio of interest-rate sensitive assets to interest-rate sensitive liabilities within specified maturities or repricing dates. The Company's actions in this regard are taken under the guidance of the Asset/Liability Committee ("ALCO"), which is chaired by the Chief Executive Officer and comprised

----
 14
of members of the Company's senior management. The ALCO generally meets on a monthly basis, to review, among other things, the sensitivity of the Company's assets and liabilities to interest rate changes, local and national market conditions and interest rates. In connection therewith, the ALCO generally reviews the Company's liquidity, cash flow needs, maturities of investments, deposits and borrowings, and capital position. The ALCO reports to the Company's Board of Directors on a quarterly basis.

            The objective of interest rate risk management is to control the effects that interest rate fluctuations have on net interest income and on the net present value of the Company's interest-earning assets and interest-bearing liabilities. Management and the Board are responsible for managing interest rate risk and employing risk management policies that monitor and limit exposure to interest rate risk. Interest rate risk is measured using net interest margin simulation and asset/liability net present value sensitivity analyses. These analyses provide a range of potential impacts on net interest income and portfolio equity caused by interest rate movements.

            The Company uses financial modeling to measure the impact of changes interest rates on the net interest margin. The following table illustrates the simulated impact of a 100 basis point (where 100 basis points is equal to 1%) or 200 basis point upward or downward movement in interest rates on net interest income and market value of portfolio equity. The impact of the rate movements was developed by simulating the effect of rates changing over a twelve month period from the December 31, 1997 levels.

INTEREST RATE SIMULATION SENSITIVITY ANALYSIS

(IN THOUSANDS)                              MOVEMENTS IN INTEREST RATES FROM DECEMBER 31, 1997 RATES
                                   ----------------------------------------------------------------------------
                                               INCREASE                                DECREASE
                                   ----------------------------------------------------------------------------
                                     +100 BP             +200 BP             -100 BP              -200 BP
                                   ----------------------------------------------------------------------------
Net Interest Income                    (1,203)             (2,398)             +1,154               +2,283
Market Value of Portfolio Equity      (13,369)            (26,015)            +14,931              +32,812

            The preceding sensitivity analysis does not represent a Company forecast and should not be relied upon as being indicative of expected operating results. These hypothetical estimates are based upon numerous assumptions including: the nature and timing of interest rate levels including yield curve shape, prepayments on loans and securities, deposit decay rates, pricing decisions on loans and deposits, reinvestment/replacement of asset and liability cash flows, and others. While assumptions are developed based upon current economic and local market conditions, the Company cannot make any assurances as to the predictive nature of these assumptions including how customer preferences or competitor influences might change. Also, as market conditions vary from those assumed in the sensitivity analysis, actual results will also differ due to: prepayment/refinancing levels likely deviating from those assumed, the varying impact of interest rate changes on caps or floors on adjustable rate assets, the potential effect of changing debt service levels on customers with adjustable rate loans, depositor early withdrawals and product preference changes, and other internal/external variables. Furthermore, the sensitivity analysis does not reflect actions that the ALCO might take in responding to or anticipating changes in interest rates.

            As part of its asset/liability management strategy, the Company has emphasized the origination of consumer loans, commercial business loans and commercial real estate loans, all of which typically have shorter terms than residential mortgage loans and/or adjustable or variable rates of interest. The Company has also emphasized the origination of fixed-rate, long-term residential loans for sale in the secondary market. As of December 31, 1997, $269.2 million, or 39.8%, of the Company's total loan portfolio had adjustable interest rates.

                                                                          ----

            As part of the Company's asset/liability management strategies, the Company has limited its investments in investment securities to those with an estimated life of five years or less. In addition, the Company generally has determined to limit its investments in mortgage-backed securities, all of which are designated as held to maturity at December 31, 1997, to those which are backed by adjustable-rate mortgages, have an adjustable rate feature or have an estimated life of less that five years. At December 31, 1997, $49.1 million, or 42.6%, of the Company's mortgage-backed securities were backed by ARMs or had adjustable interest rates. In addition, at December 31, 1997, $55.4 million, or 83.9%, of the fixed-rate mortgage-backed securities had a balloon feature (the mortgage-backed security will mature and repay before the underlying loans have been fully amortized). At December 31, 1997, the Company's portfolio of mortgage-backed securities with a balloon feature had a weighted average life of 2.1 years.

            The Company's strategy with respect to liabilities in recent periods has been to emphasize transaction accounts, which are not as sensitive to changes in interest rates as time certificates of deposit. At December 31, 1997, 39.9% of the Company's deposits were in transaction accounts compared to 38.1% at December 31, 1996.

            The following summarizes the anticipated maturities or repricing of the Company's interest-earning assets and interest-bearing liabilities as of December 31, 1997, based on the information and assumptions set forth in the notes below.

                                                      UP TO    ONE YEAR TO   TWO YEARS TO     THREE YEARS
                                                    ONE YEAR    TWO YEARS     THREE YEARS    TO FIVE YEARS
                                                 -----------------------------------------------------------
(DOLLARS IN THOUSANDS)
Interest-earning assets (1):
    Loans receivable                                 $215,606    $ 87,911        $ 75,056        $113,181
    Investment securities (2)                          71,211      22,332          10,236           5,702
    Mortgage-backed securities                         64,876      10,726          11,304          19,762
                                                 -----------------------------------------------------------
       Total                                          351,693     120,969          96,596         138,645
                                                 -----------------------------------------------------------
Interest-bearing liabilities:
Deposits:
    NOW accounts (3)                                   30,814      16,790          11,417           7,547
    Regular savings accounts (3)                       18,620      15,455          12,828          18,438
    Money market deposit
       accounts ("MMDA") (3)                           57,730       4,757           3,283           3,828
    Certificates of deposit                           301,965      95,487          40,554          28,136
Borrowings                                              2,064       1,976           1,921           3,587
                                                 -----------------------------------------------------------
       Total                                          411,193     134,465          70,003          61,536
                                                 -----------------------------------------------------------
Excess (deficiency) of interest-
    earning assets over interest-
    bearing liabilities                              $(59,500)   $(13,496)       $ 26,593        $ 77,109
                                                 ===========================================================
Cumulative excess (deficiency) of
    interest-earning assets over
    interest-bearing liabilities                     $(59,500)   $(72,996)       $(46,403)       $ 30,706
                                                 ===========================================================
Cumulative excess (deficiency) of interest-
    earning assets over interest-bearing
    liabilities as a percent of total assets            (6.28)%     (7.71)%         (4.90)%          3.24%
                                                 ===========================================================
                                                     FIVE YEARS    OVER TEN
                                                    TO TEN YEARS    YEARS       TOTAL
                                                 --------------------------------------
(DOLLARS IN THOUSANDS)
Interest-earning assets (1):
    Loans receivable                                  $109,150     $ 60,888    $661,792
    Investment securities (2)                              184                  109,665
    Mortgage-backed securities                           8,457                  115,125
                                                 --------------------------------------
       Total                                           117,791       60,888     886,582
                                                 --------------------------------------
Interest-bearing liabilities:
Deposits:
    NOW accounts (3)                                    10,129        6,585      83,282
    Regular savings accounts (3)                        25,710       18,481     109,532
    Money market deposit
       accounts ("MMDA") (3)                             2,933          545      73,076
    Certificates of deposit                              1,801           --     467,943
Borrowings                                              10,672       26,508      46,728
                                                 --------------------------------------
       Total                                            51,245       52,119     780,561
                                                 --------------------------------------
Excess (deficiency) of interest-
    earning assets over interest-
    bearing liabilities                               $ 66,546     $  8,769    $106,021
                                                 ======================================
Cumulative excess (deficiency) of
    interest-earning assets over
    interest-bearing liabilities                      $ 97,252     $106,021
                                                 ======================================
Cumulative excess (deficiency) of interest-
    earning assets over interest-bearing
    liabilities as a percent of total assets             10.27%       11.19%
                                                 ======================================

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

(3) Although the Company's NOW accounts, regular savings accounts and MMDAs are subject to immediate withdrawal, management considers a substantial amount of such accounts to be core deposits having significantly longer effective maturities. The decay rates used on these accounts are based on Federal Home Loan Bank of Atlanta assumptions and should not be regarded as indicative of the actual withdrawals that may be experienced by the Company. If all of the Company's NOW accounts, regular savings accounts and MMDAs had been assumed to be subject to repricing within one year, interest-bearing liabilities which were estimated to mature or reprice within one year would have exceeded interest-earning assets with comparable characteristics by $233.2 million or 24.62% of total assets.


----
 16

-------------------------------
LIQUIDITY AND CAPITAL RESOURCES

            The Company's liquidity, represented by cash and cash equivalents, is a product of its operating, investing and financing activities. The Company's primary sources of funds are deposits, borrowings, loan and mortgage-backed security amortizations, prepayments and maturities, maturities of investment securities and other short-term investments and funds provided from operations. While scheduled payments from the amortization of loans and mortgage-backed securities and maturing investment securities and short-term investments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. In addition, the Company invests excess funds in overnight deposits and other short-term interest-earning assets which provide liquidity to meet lending requirements. The Company has been able to generate sufficient cash through its deposits and borrowings (consisting of advances from the FHLB of Dallas). At December 31, 1997, the Company had $46.7 million of outstanding advances from the FHLB of Dallas. Additional advances available at December 31, 1997 from the FHLB of Dallas amounted to $232.3 million.

            Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments such as overnight deposits. On a longer-term basis, the Company maintains a strategy of investing in various lending products. The Company uses its sources of funds primarily to meet its ongoing commitments, to pay maturing certificates of deposit and deposit withdrawals, to fund loan commitments and to maintain a portfolio of mortgage-backed and investment securities. At December 31, 1997, the total approved loan commitments outstanding amounted to $48.1 million. At the same date, commitments under unused lines of credit, including credit card lines, amounted to $63.7 million. Certificates of deposit scheduled to mature in one year or less at December 31, 1997 totaled $302.0 million. Management believes that a significant portion of maturing deposits will remain on deposit with the Company. The Company anticipates it will continue to have sufficient funds together with available borrowings to meet its current commitments.

---------------------------------------
IMPACT OF INFLATION AND CHANGING PRICES

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

                                                                         ----
                                                                          17

--------------------------------
RECENT ACCOUNTING PRONOUNCEMENTS

            In June 1996, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. The statement establishes accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on the consistent application of the financial-components approach. This approach requires the recognition of financial assets and servicing assets that are controlled by the reporting entity, and the derecognition of financial assets and liabilities when control is extinguished.

            Servicing assets and other retained interests in transferred assets are required to be measured by allocating the previous carrying amount between the assets sold, if any, and the interest that is retained, if any, based on the relative fair value of the assets at the date of transfer. SFAS 127, Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125, was issued in December 1996 and deferred application of many of the provisions of SFAS 125 until January 1, 1998. The adoption of SFAS 125 is not expected to have a material effect on financial position and the results of operations.

            In February, 1997, the FASB issued SFAS No. 128, Earning Per Share. This statement establishes standards for computing and presenting earnings per share ("EPS"). It will require the presentation of basic EPS on the face of the income statement with dual presentation of both basic and diluted EPS for entities with complex capital structures. This statement was adopted by the Company on December 31, 1997. Restatement of earnings per share for all prior periods presented is required. The statement deals with reporting and disclosure and therefore did not have an impact on the financial statements.

            For additional information on these and other FASB statements see
Note 1 to the Consolidated Financial Statements.


----
 18

INDEPENDENT AUDITOR'S REPORT



CHARLES E. CASTAING
ROGER E. HUSSEY                     CASTAING, HUSSEY & LOLAN, LLP
SAMUEL R. LOLAN                      CERTIFIED PUBLIC ACCOUNTANTS                             MEMBERS
PATRICK J. DAUTERIVE              525 WEEKS STREET - P.O. BOX 14240                    AMERICAN INSTITUTE OF
LORI D. PERCLE                     NEW IBERIA, LOUISIANA 70562-4240                 CERTIFIED PUBLIC ACCOUNTANTS
DEBBIE B. TAYLOR                         -------------------                                 SOCIETY OF
KATHERINE H. ARMENTOR                     PH: (318) 364-7221                   LOUISIANA CERTIFIED PUBLIC ACCOUNTANTS
---------------------                    FAX: (318) 364-7235
ROBIN G. FREYOU
DAWN K. GONSOULIN



TO THE BOARD OF DIRECTORS
ISB FINANCIAL CORPORATION AND SUBSIDIARIES
NEW IBERIA, LOUISIANA

            We have audited the accompanying consolidated statements of financial condition of ISB Financial Corporation and Subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

            In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ISB Financial Corporation and Subsidiaries as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


/s/ CASTAING, HUSSEY & LOLAN, LLP

New Iberia, Louisiana
February 6, 1998

                                                                          ----

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 1997 AND 1996


(DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)
                                                                                       1997                1996
                                                                                   ------------------------------
ASSETS
Cash and Cash Equivalents:
    Cash on Hand and Due from Banks                                                 $ 11,959             $ 10,822
    Interest Bearing Deposits - Federal Home Loan Bank                                32,348               42,563
                                                                                   ------------------------------
        Total Cash and Cash Equivalents                                               44,307               53,385
Investment Securities:
    Held to Maturity (fair value of $1,813 and $2,218, respectively)                   1,811                2,216
    Available for Sale, at fair value                                                 75,506              101,144
    Trading Account Securities, at fair value                                             -0-                 364
Mortgage-Backed Securities Held to Maturity (fair value
    of $116,004 and $150,014, respectively)                                          115,125              150,669
Loans Receivable, net of allowance for loan losses of
    $5,258 and $4,615, respectively                                                  659,244              571,119
Real Estate Owned                                                                        473                  978
Federal Home Loan Bank Stock, at cost                                                  6,160                5,808
Premises and Equipment, Net                                                           19,253               15,483
Accrued Interest Receivable                                                            5,514                5,667
Goodwill and Acquisition Intangibles                                                  16,358               17,807
Other Assets                                                                           3,531                4,624
                                                                                   ------------------------------
TOTAL ASSETS                                                                        $947,282             $929,264
                                                                                   ==============================

LIABILITIES AND STOCKHOLDERS EQUITY

LIABILITIES:

Deposits                                                                            $778,695             $760,284
Federal Home Loan Bank Advances                                                       46,728               47,750
Advance Payments by Borrowers for Taxes and Insurance                                  1,429                1,605
Accrued Interest Payable on Deposits                                                     405                  832
Accrued and Other Liabilities                                                          4,461                4,787
                                                                                   ------------------------------
Total Liabilities                                                                    831,718              815,258
                                                                                   ------------------------------
Commitments and Contingencies
STOCKHOLDERS' EQUITY:
Preferred Stock of $1 Par Value; 5,000,000 shares authorized,
    -0- shares issued or outstanding                                                      -0-                  -0-
Common Stock of $1 Par Value; 25,000,000 shares authorized;
    7,380,671 shares issued                                                            7,381                7,381
Additional Paid-in-Capital                                                            66,798               65,725
Retained Earnings (Substantially Restricted)                                          57,096               54,660
Unearned Common Stock Held by ESOP                                                    (3,921)              (4,612)
Unearned Common Stock Held by RRP Trust                                               (4,082)              (4,476)
Treasury Stock, 478,643 and 329,411 shares, at cost                                   (7,929)              (4,859)
Unrealized Gain on Securities, Net of Deferred Taxes                                     221                  187
                                                                                   ------------------------------
TOTAL STOCKHOLDERS' EQUITY                                                           115,564              114,006
                                                                                   ------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                          $947,282             $929,264
                                                                                   ==============================

The accompanying Notes to Consolidated Financial Statements are an integral part of these Financial Statements.

----
 20

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995



(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                      1997                  1996                  1995
                                                                   -----------------------------------------------------
INTEREST INCOME:
    Interest on Loans                                                $ 52,068              $ 40,263             $ 32,830
    Interest and Dividends on Investment Securities                     6,216                 4,926                4,820
    Interest on Mortgage-Backed Securities                              8,436                 4,498                2,842
    Interest on Federal Home Loan Bank Deposits                         1,761                 3,020                1,842
                                                                   -----------------------------------------------------
Total Interest Income                                                  68,481                52,707               42,334
                                                                   -----------------------------------------------------
INTEREST EXPENSE:
    Interest on Deposits                                               32,957                24,017               20,243
    Interest on Federal Home Loan Bank Advances                         3,093                 3,119                1,039
                                                                   -----------------------------------------------------
Total Interest Expense                                                 36,050                27,136               21,282
                                                                   -----------------------------------------------------
Net Interest Income                                                    32,431                25,571               21,052
Provision for Loan Losses                                               1,097                   156                  239
                                                                   -----------------------------------------------------
Net Interest Income After Provision For Loan Losses                    31,334                25,415               20,813
                                                                   -----------------------------------------------------
NONINTEREST INCOME:
    Gain on Sale of Investments, Net                                      266                   181                   -0-
    Gain on Sale of Loans, Net                                            306                    55                   -0-
    Service Charges on Deposit Accounts                                 3,470                 2,032                1,525
    Late Charges and Other Fees on Loans                                1,002                   699                  635
    Other Income                                                        1,346                   851                  508
                                                                   -----------------------------------------------------
Total Noninterest Income                                                6,390                 3,818                2,668
                                                                   -----------------------------------------------------
NONINTEREST EXPENSE:
    Salaries and Employee Benefits                                     13,671                 8,475                6,324
    SAIF Deposit Insurance Premium                                        451                 3,679                  998
    Depreciation Expense                                                1,418                   998                  774
    Occupancy Expense                                                   1,889                 1,229                  816
    Advertising Expense                                                   931                   762                  475
    Computer Expense                                                    1,586                   624                  505
    Printing, Stationery and Supplies Expense                             961                   424                  272
    Franchise and Shares Tax Expense                                      925                   987                   -0-
    Amortization of Goodwill and Other
      Acquired Intangibles                                              1,545                   399                   89
    Other Expenses                                                      5,224                 3,201                2,440
                                                                   -----------------------------------------------------
Total Noninterest Expense                                              28,601                20,778               12,693
                                                                   -----------------------------------------------------
Income Before Income Tax Expense                                        9,123                 8,455               10,788
Income Tax Expense                                                      3,780                 3,177                3,781
                                                                   -----------------------------------------------------
NET INCOME                                                           $  5,343              $  5,278             $  7,007
                                                                   =====================================================
Earnings Per Share - Basic *                                         $    .86              $    .80             $    .80
                                                                   =====================================================
Earnings Per Share - Diluted*                                        $    .83              $    .80             $    .80
                                                                   =====================================================

*Includes 2nd, 3rd and 4th quarters only for 1995.

 The accompanying Notes to Consolidated Financial Statements are an integral part of these Financial Statements.


                                                                          ----

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995



(DOLLARS IN THOUSANDS)

                                                                                                                    UNEARNED
                                                                                          RETAINED     UNEARNED      COMMON
                                                                            ADDITIONAL    EARNINGS -     COMMON       STOCK
                                                                 COMMON      PAID-IN   (SUBSTANTIALLY STOCK HELD     HELD BY
                                                                  STOCK      CAPITAL     RESTRICTED)    BY ESOP     RRP TRUST
                                                            ------------------------------------------------------------------
BALANCE, JANUARY 1, 1995                                         $   -0-      $    -0-     $46,105      $    -0-     $    -0-

Net Income for the year ended December 31, 1995                                              7,007

Cash Dividends Declared                                                                     (1,528)

Common Stock Issued in Conversion                                $7,381        65,006                    (5,904)

Common Stock Released by ESOP Trust                                               287                       565

Change in Unrealized Gain on Securities
    Available for Sale, Net of Deferred Taxes
                                                            ------------------------------------------------------------------

BALANCE, DECEMBER 31, 1995                                        7,381        65,293       51,584       (5,339)          -0-

Net Income for the year ended December 31, 1996                                              5,278

Cash Dividends Declared                                                                     (2,202)

Common Stock Released by ESOP Trust                                               432                       727

Common Stock Acquired by Recognition and
    Retention Plan Trust                                                                                              (4,687)

Common Stock Earned by Participants of Recognition
    and Retention Plan Trust                                                                                             211

Treasury Stock Acquired at Cost

Change in Unrealized Gain on Securities
    Available for Sale, Net of Deferred Taxes
                                                            ------------------------------------------------------------------

BALANCE, DECEMBER 31, 1996                                        7,381        65,725       54,660       (4,612)      (4,476)

Net Income for the year ended December 31, 1997                                              5,343

Cash Dividends Declared                                                                     (2,907)

Stock Options Exercised                                                             1

Common Stock Released by ESOP Trust                                               991                       691

Common Stock Earned by Participants of Recognition
    and Retention Plan Trust                                                       81                                    394

Treasury Stock Acquired at Cost

Change in Unrealized Gain on Securities
    Available for Sale, Net of Deferred Taxes
                                                            ------------------------------------------------------------------
BALANCE, DECEMBER 31, 1997                                       $7,381       $66,798      $57,096      $(3,921)     $(4,082)
                                                            ==================================================================
(DOLLARS IN THOUSANDS)
                                                                                UNREALIZED            TOTAL
                                                                                GAIN (LOSS)           STOCK-
                                                                TREASURY      ON SECURITIES,         HOLDER'S
                                                                 STOCK     NET OF DEFERRED TAXES      EQUITY
                                                            --------------------------------------------------
BALANCE, JANUARY 1, 1995                                          $   -0-        $(1,265)           $ 44,840

Net Income for the year ended December 31, 1995                                                        7,007

Cash Dividends Declared                                                                               (1,528)

Common Stock Issued in Conversion                                                                     66,483

Common Stock Released by ESOP Trust                                                                      852

Change in Unrealized Gain on Securities
    Available for Sale, Net of Deferred Taxes                                      2,023               2,023
                                                            --------------------------------------------------

BALANCE, DECEMBER 31, 1995                                            -0-            758             119,677

Net Income for the year ended December 31, 1996                                                        5,278

Cash Dividends Declared                                                                               (2,202)

Common Stock Released by ESOP Trust                                                                    1,159

Common Stock Acquired by Recognition and
    Retention Plan Trust                                                                              (4,687)

Common Stock Earned by Participants of Recognition
    and Retention Plan Trust                                                                             211

Treasury Stock Acquired at Cost                                   (4,859)                             (4,859)

Change in Unrealized Gain on Securities
    Available for Sale, Net of Deferred Taxes                                       (571)               (571)
                                                            --------------------------------------------------

BALANCE, DECEMBER 31, 1996                                        (4,859)            187             114,006

Net Income for the year ended December 31, 1997                                                        5,343

Cash Dividends Declared                                                                               (2,907)

Stock Options Exercised                                               19                                  20

Common Stock Released by ESOP Trust                                                                    1,682

Common Stock Earned by Participants of Recognition
    and Retention Plan Trust                                                                             475

Treasury Stock Acquired at Cost                                   (3,089)                             (3,089)

Change in Unrealized Gain on Securities
    Available for Sale, Net of Deferred Taxes                                         34                  34
                                                            --------------------------------------------------
BALANCE, DECEMBER 31, 1997                                       $(7,929)        $   221            $115,564
                                                            ==================================================

 The accompanying Notes to Consolidated Financial Statements are an integral part of these Financial Statements.


----
 22

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995



(DOLLARS IN THOUSANDS)

                                                                            1997                  1996                1995
                                                                        -----------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income                                                                 $ 5,343               $ 5,278              $ 7,007
Adjustments to Reconcile Net Income to Net Cash
 Provided by Operating Activities:
    Depreciation and Amortization                                            3,052                 1,522                  973
    Provision for Loan Losses                                                1,097                   156                  239
    Compensation Expensed Recognized on RRP                                    414                   211                   -0-
    Loss(Gain) on Sale of Premises and Equipment                               178                  (107)                 (18)
    (Gain) Loss on Sale of Real Estate Owned                                   (30)                   32                  (42)
    Gain on Sale of Loans Held for Sale                                       (306)                  (55)                  -0-
    Gain on Sale of Investments                                               (266)                 (181)                  -0-
    Amortization of Premium/Discount on Investments                            311                   370                  405
    Current Provision for Deferred Income Taxes                                161                   381                  381
    FHLB Stock Dividends                                                      (352)                 (259)                (232)
    Loans Originated for Resale                                            (19,964)               (4,610)                (406)
    Proceeds From Loans Sold to Others                                      20,270                 4,665                  406
    Income Reinvested on Marketable Equity Security                           (329)                 (306)                (296)
    ESOP Contribution                                                        1,629                 1,146                  852
    Net Change in Securities Classified as Trading                             630                    (9)                (390)
    Changes in Assets and Liabilities:
        Decrease (Increase) in Accrued Interest Receivable                     153                   588               (1,179)
        (Increase) Decrease in Other Assets and Other Liabilities             (976)               (2,575)                (180)
                                                                        -----------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                   11,015                 6,247                7,520
                                                                        -----------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Proceeds From Sales of Available for Sale Securities                        -0-               12,207                   -0-
    Proceeds From Maturities of Held to Maturity Securities                    405                 2,142                  145
    Proceeds From Maturities of Available for Sale Securities               56,100                40,625                7,000
    Purchases of Securities Held to Maturity                                    -0-               (1,576)                  -0-
    Purchases of Securities Available for Sale                             (30,335)              (11,034)             (42,855)
    Increase in Loans Receivable, Net                                      (89,794)              (62,919)             (29,184)
    Proceeds From FHLB Stock Redemption                                         -0-                   24                   -0-
    Proceeds From Sale of Premises and Equipment                                 2                   238                   70
    Purchases of Premises and Equipment                                     (5,271)               (1,812)                (645)
    Proceeds From Disposition of Real Estate Owned                             931                   338                  248
    Purchases of Mortgage-Backed Securities                                     -0-                   -0-             (15,532)
    Principal Collections on Mortgage-Backed Securities                     35,487                11,903                3,722
    Cash Paid in Excess of Cash Received on Bank Acquisitions                   -0-              (17,521)                  -0-
    Payments Received from Note Receivable                                     841                    -0-                  -0-
    Other Investing Activities                                                  -0-                   -0-                 (20)
                                                                        ------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES                                      (31,634)              (27,385)             (77,051)
                                                                        ------------------------------------------------------


(Continued)

                                                                         ----

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 -- CONTINUED

(DOLLARS IN THOUSANDS)

                                                                             1997                 1996                1995
                                                                        -----------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Net Change in Demand, NOW, Money Market and
        Savings Deposits                                                  $ 21,523              $ 16,248            $ (10,181)
    Net Change in Time Deposits                                             (3,112)               11,158               20,338
    (Decrease) Increase in Escrow Funds and Miscellaneous
        Deposits, Net                                                         (176)                 (180)                 172
    Proceeds From FHLB Advances                                                 -0-                8,195               77,481
    Principal Repayments of FHLB Advances                                   (1,022)                 (935)             (41,991)
    Proceeds From Issuance of Common Stock                                      -0-                   -0-              67,903
    Dividends Paid to Shareholders                                          (2,604)               (2,159)              (1,019)
    Acquisition of Common Stock by RRP                                          -0-               (4,687)                  -0-
    Payments to Repurchase Common Stock                                     (3,089)               (4,859)                  -0-
    Proceeds from Sale of Treasury Stock                                        21                    -0-                  -0-
    Stock Conversion Costs Incurred                                             -0-                   -0-              (1,116)
                                                                        ------------------------------------------------------
NET CASH PROVIDED BY FINANCING ACTIVITIES                                   11,541                22,781              111,587
                                                                        ------------------------------------------------------
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                        (9,078)                1,643               42,056
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                              53,385                51,742                9,686
                                                                        ------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                  $ 44,307              $ 53,385            $  51,742
                                                                        ======================================================

SUPPLEMENTAL SCHEDULE OF NONCASH ACTIVITIES:
    Acquisition of Real Estate in Settlement of Loans                     $    566              $    308            $     197
    Transfer of Real Estate Owned to Land and Building                    $    168              $     -0-           $      -0-

SUPPLEMENTAL DISCLOSURES:
Cash Paid (Received) For:
    Interest on Deposits and Borrowings                                   $ 36,477              $ 26,618            $  21,190
    Income Taxes                                                          $  4,226              $  2,818            $   3,472
    Income Tax Refunds                                                    $   (938)             $     -0-           $      -0-


 The accompanying Notes to Consolidated Financial Statements are an integral part of these Financial Statements.



----
 24

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES:

            NATURE OF OPERATIONS: ISB Financial Corporation (the "Company") is a Louisiana corporation organized in November 1994 for the purpose of becoming the bank holding company for Iberia Savings Bank. The Board of Directors of Iberia Savings Bank adopted the Plan of Conversion pursuant to which the bank converted from a Louisiana-chartered mutual savings bank to a Louisiana-chartered stock savings bank. The Company completed its subscription and community offering in April 1995 and, with a portion of the net proceeds, acquired the capital stock of the bank.

            The bank is a wholly owned subsidiary of the Company and provides a full range of financial services to individuals and corporate customers through its twenty-seven branches located throughout south Louisiana. In December of 1997, Iberia Savings Bank changed its charter from a state savings bank to a state commercial bank and changed its name to IBERIABANK ("Iberia"). Iberia Financial Services, Inc. ("IFSI") is a wholly owned subsidiary of Iberia. IFSI's main source of income is commissions from discount brokerage services. Finesco, Ltd. ("Finesco") is a wholly owned subsidiary of IFSI. Finesco's main source of income is derived from interest earned on financing insurance premiums.

            Jefferson Bank, formerly Jefferson Federal Savings Bank, ("Jefferson"), a Louisiana-chartered stock savings bank, was acquired on October 18, 1996 and was operated as a wholly owned subsidiary of the Company until it was merged into Iberia Savings Bank in September of 1997. See the related Acquisition footnote.

            PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of ISB Financial Corporation and its wholly owned subsidiary, Iberia, as well as all subsidiaries of the bank. All significant intercompany balances and transactions have been eliminated in consolidation.

            USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans. Actual results could differ from those estimates.

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

            CASH AND CASH EQUIVALENTS: For purposes of presentation in the consolidated statements of cash flows, cash and cash equivalents are defined as cash and interest bearing and non-interest bearing funds on deposit at other financial institutions.

            INVESTMENT SECURITIES: Investment securities that are held for short-term resale are classified as trading account securities and carried at fair value. Debt securities that management has the ability and intent to hold to maturity are classified as held to maturity and carried at cost, adjusted for amortization of premiums and accretion of discounts using methods approximating the interest method. Other marketable securities are classified as available for sale and are carried at fair value. Realized and unrealized gains and losses on trading

                                                                           ----
account securities are included in net income. Unrealized gains and losses on securities available for sale are recognized as direct increases or decreases in stockholders' equity. The cost of securities sold is recognized using the specific identification method.

            MORTGAGE-BACKED SECURITIES: Mortgage-backed securities are classified as held to maturity, and are stated at cost, adjusted for amortization of premiums and accretion of discounts using a method that approximates level yield. The Company has the intent and ability to hold these securities to maturity.

            FEDERAL HOME LOAN BANK STOCK: Stock in the Federal Home Loan Bank of Dallas ("FHLB") is carried at cost. Since Iberia is a member of the FHLB, it is required to maintain an amount of stock based on its total assets. At December 31, 1997 and 1996, the institution held more than the required level of FHLB stock.

            LOANS RECEIVABLE: Loans receivable are stated at unpaid principal balances, less the allowance for loan losses and net deferred loan origination fees and unearned discounts.

            ALLOWANCE FOR LOAN LOSSES: The allowance for loan losses is maintained at a level which, in management's judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of various factors, including the collectibility of the loan portfolio, the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, and economic conditions. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. The allowance is increased by a provision for loan losses, which is charged to expense, and reduced by charge-offs, net of recoveries.

            INTEREST AND FEES ON LOANS: Interest income on loans is accrued over the term of the loans based upon the principal balance outstanding.

            The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received. A loan is considered impaired when it is probable that all contractual amounts due will not be collected in accordance with the terms of the loan. Residential mortgage loans and consumer installment loans are considered to be groups of smaller balance homogeneous loans and are collectively evaluated for impairment and are not subject to SFAS 114, Accounting by Creditors for Impairment of a Loan, measurement criteria.

            Net loan fees or costs incurred in the origination of all loans are deferred and recognized as an adjustment of the yield on loans using the effective interest method in accordance with Statement of Financial Accounting Standard No. 91, Accounting For Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases. If the related loan is settled prior to maturity, any remaining balance is immediately recognized as income or an expense.

            PREMISES AND EQUIPMENT: Premises and equipment are being depreciated on a straight line basis over the estimated useful lives of 15 to 40 years for buildings and 5 to 10 years for furniture, fixtures and equipment.

            LOANS HELD FOR SALE: Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value.

            LOAN SERVICING: Mortgage servicing rights are recognized on loans sold where the institution retains the servicing rights. The cost of mortgage servicing rights is amortized in proportion to, and over the period of, estimated net servicing revenues. Impairment of mortgage servicing rights is assessed based on the fair value of those rights. Fair values are estimated using discounted cash flows based on a current market interest rate.


----
 26

            REAL ESTATE AND OTHER ASSETS ACQUIRED IN SETTLEMENT OF LOANS: Real estate and other assets acquired in settlement of loans are recorded at the balance of the loan or at estimated fair value minus estimated costs to sell, whichever is less, at the date acquired, plus capital improvements made thereafter to facilitate sale. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of cost or fair value minus estimated costs to sell. Costs of holding real estate acquired in settlement of loans are shown as charges against income currently. Gains on sales of such real estate are taken into income based on the buyer's initial and continuing investment in the property. Other assets acquired in settlement of loans consist primarily of automobiles. Valuations are periodically performed by management, and an allowance for losses is established by a charge to operations if the carrying value of a property exceeds its fair value minus estimated costs to sell. The allowance for losses was $-0- at December 31, 1997 and 1996.

            ADVERTISING COSTS: The Company expenses all advertising costs as incurred. There were no direct-response advertising costs capitalized as of December 31, 1997 or 1996.

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

            FAIR VALUE OF FINANCIAL INSTRUMENTS: The disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS 107, Disclosures about Fair Value of Financial Instruments. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

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

                        LOANS: The fair value of mortgage loans receivable was
            estimated based on present values using entry-value rates at December 31, 1997 and 1996, weighted for varying maturity dates. Other loans receivable were valued based on present values using entry-value interest rates at December 31, 1997 and 1996 applicable to each category of loans.

                        DEPOSITS: The fair value of NOW accounts, money market
            deposits and savings accounts was the amount payable on demand at the reporting date. Certificates of deposit were valued using a weighted average rate calculated based upon rates at December 31, 1997 and 1996 for deposits of similar remaining maturities.


                                                                          ----

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

            In June 1996, the FASB issued SFAS 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. The statement establishes accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on the consistent application of the financial-components approach. This approach requires the recognition of financial assets and servicing assets that are controlled by the reporting entity, and the derecognition of financial assets and liabilities when control is extinguished. Liabilities and derivatives incurred or obtained by transferors in conjunction with the transfer of financial assets are required to be measured at fair value, if practicable. SFAS 125 also supersedes SFAS 122, Accounting for Mortgage Serving Rights.

            Servicing assets and other retained interests in transferred assets are required to be measured by allocating the previous carrying amount between the assets sold, if any and the interest that is retained, if any, based on the relative fair value of the assets at the date of transfer. SFAS 127, Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125, was issued in December 1996 and deferred application of many of the provisions of SFAS 125 until January 1, 1998. The adoption of SFAS 125 is not expected to have a material effect on financial position and the results of operations.

            In February, 1997, the FASB issued SFAS No. 128, Earnings Per Share. This statement establishes standards for computing and presenting earnings per share ("EPS"). It will require the presentation of basic EPS on the face of the income statement with dual presentation of both basic and diluted EPS for entities with complex capital structures. Basic EPS excludes the dilutive effect that could occur if any securities or other contracts to issue common stock were exercised or converted into or resulted in the issuance of common stock. Basic EPS is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. The computation of diluted EPS is similar to the computation of basic EPS except the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued.

            In June, 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income. This statement establishes standards for reporting and disclosure of comprehensive income and its components (revenues, expenses, gains and losses). This statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income (including, for example, unrealized holding gains and losses on available for sale securities) be reported in a financial statement similar to the statement of income and retained income. The accumulated balance of other comprehensive income will be disclosed separately from retained income in the shareholders' equity section of the balance sheet. This statement is effective for the Company for


----
 28
the fiscal year beginning January 1, 1998. Adoption of this statement will not have a material impact on the financial condition or results of operations because it deals with reporting and disclosure.

            In June, 1997 , the FASB issued SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information. This statement establishes standards for the way public business enterprises report information about operating segments and establishes standards for related disclosures about products and services, geographic areas and major customers. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Information required to be disclosed includes segment profit or loss, certain specific revenue and expense items, segment assets and certain other information. This statement is effective for the Company for financial statements issued for the fiscal year beginning January 1, 1998. Adoption of this statement will not have a material impact on the financial condition or results of operations because it deals with reporting and disclosure.

            RECLASSIFICATIONS: Certain reclassifications have been made to the 1995 and 1996 consolidated financial statements in order to conform to the classifications adopted for reporting in 1997.

NOTE 2 - CASH:

            The Company is required to maintain reserves which consist of vault cash and cash on deposit with the Federal Reserve Bank based on a percentage of customer deposits. The average reserve balance required at December 31, 1997 and 1996 was $7,334,000 and $4,353,000, respectively.

NOTE 3 - INVESTMENT SECURITIES:

            The amortized cost and estimated fair values of investment securities (in thousands) at December 31, 1997 consisted of the following:

                                                                       GROSS               GROSS            ESTIMATED
                                                AMORTIZED           UNREALIZED          UNREALIZED            FAIR
                                                  COST                 GAINS              LOSSES              VALUE
                                           --------------------------------------------------------------------------
Securities Available for Sale:
    U.S. Government and Federal
      Agency Obligations                         $69,534             $    339             $    (1)            $69,872
    Marketable Equity Security                     5,637                   -0-                 (3)              5,634
                                           --------------------------------------------------------------------------
Total Securities Available for Sale               75,171                  339                  (4)             75,506
                                           --------------------------------------------------------------------------
Securities Held to Maturity:
    Obligations of State and Political
      Subdivisions                                 1,643                    2                  -0-              1,645
    Other                                            168                   -0-                 -0-                168
                                           --------------------------------------------------------------------------
Total Securities Held to Maturity                $ 1,811             $      2             $    -0-            $ 1,813
                                           ==========================================================================


                                                                          ----

            The amortized cost and estimated fair value of investment securities at December 31, 1997, by contractual maturity, are shown below (in thousands). Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                            SECURITIES AVAILABLE                         SECURITIES
                                                  FOR SALE                            HELD TO MATURITY
                                       --------------------------------------------------------------------------
                                                              ESTIMATED                              ESTIMATED
                                         AMORTIZED               FAIR              AMORTIZED            FAIR
                                           COST                 VALUE                 COST              VALUE
                                       --------------------------------------------------------------------------
Due in one year or less                   $33,777              $33,831             $    -0-           $    -0-
Due two through five years                 35,757               36,041               1,743              1,745
Due five through ten years                     -0-                  -0-                 68                 68
                                       --------------------------------------------------------------------------
Subtotal                                   69,534               69,872               1,811              1,813
Marketable Equity Security                  5,637                5,634                  -0-                -0-
                                       --------------------------------------------------------------------------
Totals                                    $75,171              $75,506             $ 1,811            $ 1,813
                                       ==========================================================================


            The Company had no sales of investment securities available for sale during 1997. Proceeds from the sale of trading securities during 1997 were $630,000. Gross gains of $266,000, before related income taxes of $93,000 were realized on those sales.

            Securities with carrying values of $3,256,000 and $3,492,000 at December 31, 1997 and 1996, respectively were pledged to secure public deposits.

            The amortized cost and estimated fair values of investment securities (in thousands) at December 31, 1996 consisted of the following:

                                                                      GROSS           GROSS        ESTIMATED
                                                    AMORTIZED      UNREALIZED       UNREALIZED       FAIR
                                                      COST            GAINS           LOSSES         VALUE
                                                  ----------------------------------------------------------
Securities Available for Sale:
    U.S. Government and Federal
      Agency Obligations                            $ 95,549       $      378       $     (72)      $ 95,855
    Marketable Equity Security                         5,307               -0-            (18)         5,289
                                                  ----------------------------------------------------------
Total Securities Available for Sale                 $100,856       $      378       $     (90)      $101,144
                                                  ==========================================================
Securities Held to Maturity:
    Obligations of State and Political
      Subdivisions                                  $  1,982       $        3       $      -0-      $  1,985
    Other                                                234               -0-             (1)           233
                                                  ----------------------------------------------------------
Total Securities Held to Maturity                   $  2,216       $        3       $      (1)      $  2,218
                                                  ==========================================================


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


----
 30

NOTE 4 - MORTGAGE-BACKED SECURITIES:

            All mortgage-backed securities are classified as held to maturity at December 31, 1997 and 1996 and consisted of the following (in thousands):

                                                         DECEMBER 31, 1997
                              -----------------------------------------------------------------------
                                                       GROSS               GROSS            ESTIMATED
                                AMORTIZED           UNREALIZED          UNREALIZED            FAIR
                                  COST                 GAINS              LOSSES              VALUE
                              -----------------------------------------------------------------------
FHLMC                           $ 54,285              $   271              $ (106)          $  54,450
FNMA                              28,864                  361                 (11)             29,214
GNMA                              11,115                  359                (130)             11,344
FNMA CMO                           9,468                   -0-                (35)              9,433
FHLMC CMO                         10,901                  234                 (64)             11,071
Privately Issued                     492                   -0-                 -0-                492
                              -----------------------------------------------------------------------
Totals                          $115,125              $ 1,225              $ (346)          $ 116,004
                              =======================================================================

            There were no sales of mortgage-backed securities for the year ended December 31, 1997.

            Mortgage-backed securities include approximately $49,094,000 of adjustable rate securities and $66,031,000 of fixed rate securities at December 31, 1997. At December 31, 1997, $55,414,000 of the mortgage-backed securities had a balloon feature (the mortgage-backed security will mature and repay before the underlying loans have been fully amortized).

                                                    DECEMBER 31, 1996
                         -----------------------------------------------------------------------
                                                  GROSS               GROSS            ESTIMATED
                           AMORTIZED           UNREALIZED          UNREALIZED             FAIR
                             COST                 GAINS              LOSSES              VALUE
                         -----------------------------------------------------------------------
FHLMC                      $ 80,648               $  130            $   (603)           $ 80,175
FNMA                         35,340                  232                (146)             35,426
GNMA                         13,233                  119                  -0-             13,352
FNMA CMO                      9,697                   47                (256)              9,488
FHLMC CMO                    10,901                   97                (194)             10,804
Privately Issued                850                   -0-                (81)                769
                         -----------------------------------------------------------------------
Totals                     $150,669               $  625            $ (1,280)           $150,014
                         =======================================================================

            Mortgage-backed securities include approximately $62,487,000 of adjustable rate securities and $88,182,000 of fixed rate securities at December 31, 1996. At December 31, 1996, $79,300,000 of the mortgage-backed securities had a balloon feature.

            There were no sales of mortgage-backed securities for the years ended December 31, 1996 and 1995.


                                                                         ----

NOTE 5 - LOANS RECEIVABLE:

            Loans receivable (in thousands) at December 31, 1997 and 1996 consisted of the following:

                                                          DECEMBER 31,
                                                  ------------------------------
                                                     1997                 1996
                                                  ------------------------------
Residential Mortgage Loans:
    Single-family Residential                     $ 376,320            $ 386,555
    Multi-family                                      2,516                2,279
    Construction                                     22,109               14,064
                                                  ------------------------------
        Total Mortgage Loans                        400,945              402,898
                                                  ------------------------------
Commercial Loans:
    Business                                         57,978               36,089
    Real Estate                                      48,291               22,961
                                                  ------------------------------
        Total Commercial Loans                      106,269               59,050
                                                  ------------------------------
Consumer Loans:
    Home Equity                                      34,192               21,646
    Automobile                                        9,433                7,509
    Indirect Automobile                              90,676               52,371
    Mobile Home Loans                                 3,226                4,215
    Educational Loans                                 9,458                9,345
    Credit Card Loans                                 4,150                4,017
    Loans on Savings                                 11,255               12,487
    Other                                             7,358                8,225
                                                  ------------------------------
        Total Consumer Loans                        169,748              119,815
                                                  ------------------------------
        Total Loans Receivable                      676,962              581,763
                                                  ------------------------------

Allowance for Loan Losses                            (5,258)              (4,615)
Loans-in-Process                                    (14,082)              (6,059)
Prepaid Dealer Participations                         3,636                2,555
Unearned Discount                                      (160)                (143)
Deferred Loan Fees, Net                                (709)                (922)
Discount on Loans Purchased                          (1,145)              (1,460)
                                                  ------------------------------
Loans Receivable, Net                             $ 659,244            $ 571,119
                                                  ==============================

            Loans receivable include approximately $269,200,000 and $208,431,000 of adjustable rate loans and $407,762,000 and $373,332,000 of fixed rate loans at December 31, 1997 and 1996, respectively.

            The amount of loans for which the accrual of interest has been discontinued totaled approximately $2,150,000 and $2,491,000 at December 31, 1997 and 1996, respectively. Impaired loans are not material to the consolidated financial statements.

            A summary of changes in the allowance for loan losses (in thousands) for the years ended December 31, 1997, 1996 and 1995 is as follows:


                                                    1997       1996        1995
                                                 -------------------------------
Balance, Beginning of Year                        $ 4,615    $ 3,746     $ 3,831
Allowance for Loan Losses from Acquisitions            -0-     1,114          13
Provision Charged to Operations                     1,097        156         239
Loans Charged-Off                                    (803)      (616)       (430)
Recoveries                                            349        215          93
                                                 -------------------------------
Balance, End of Year                              $ 5,258    $ 4,615     $ 3,746
                                                 ===============================

----
 32

            Fixed rate loans receivable (in thousands) as of December 31, 1997 are scheduled to mature and adjustable rate loans are scheduled to reprice as follows:

                                                 UNDER 1     1 TO 5     6 TO 10    YEARS 11
                                                  YEAR       YEARS       YEARS     AND OVER      TOTAL
                                               ---------------------------------------------------------
Loans secured by 1 - 4 family residential:
    Fixed Rate                                  $  3,686    $ 20,483    $ 68,214    $119,684    $212,067
    Adjustable Rate                               46,030      51,238      78,697       1,283     177,248
Other loans secured by real estate:
    Fixed Rate                                     3,797      19,412       9,483      14,856      47,548
    Adjustable Rate                               20,766       4,081         138          -0-     24,985
All other loans                                   71,597     129,520      12,726       1,271     215,114
                                               ---------------------------------------------------------
Totals                                          $145,876    $224,734    $169,258    $137,094    $676,962
                                               =========================================================

NOTE 6 - LOAN SERVICING:

            Mortgage loans serviced for others are not included in the accompanying consolidated statements of financial condition. The unpaid principal balances of mortgage loans serviced for others was $15,110,000 and $10,863,000 at December 31, 1997 and 1996, respectively.

            Custodial escrow balances maintained in connection with the foregoing portfolio of loans serviced for others, and included in demand deposits, were approximately $89,000 and $122,000 at December 31, 1997 and 1996, respectively.

            Mortgage loan servicing rights of $42,000 and $27,000 were capitalized in 1997 and 1996, respectively. Amortization of mortgage servicing rights was $5,000 in 1997 and $2,000 in 1996, and the balance of mortgage servicing rights was $62,000 and $25,000 at December 31, 1997 and 1996 respectively.

NOTE 7 - PREMISES AND EQUIPMENT:

            Premises and equipment (in thousands) at December 31, 1997 and 1996 is summarized as follows:

                                              DECEMBER 31,
                                         ---------------------
                                            1997         1996
                                         ---------------------
Land                                     $  3,743     $  3,053
Buildings                                  14,980       13,774
Furniture, Fixtures and Equipment          11,465        8,968
                                         ---------------------
                                           30,188       25,795
Less Accumulated Depreciation              10,935       10,312
                                         ---------------------
Total Premises and Equipment             $ 19,253     $ 15,483
                                         =====================

            The Company actively engages in leasing office space that it has available. Leases have different terms ranging from month-to-month rental to five year leases. At December 31, 1997, the monthly lease income was $23,000 per month. Total lease income for 1997, 1996 and 1995 was $362,000, $361,000, and $330,000, respectively. Income from leases was reported as a reduction in occupancy expense. The total allocated cost of the portion of the buildings held for lease at December 31, 1997 and 1996 was $2,583,000 and $2,808,000,
respectively, with related accumulated depreciation of $852,000 and $833,000, respectively.

                                                                          ----

            The Company leases certain branch offices, land and ATM facilities through noncancellable operating leases with terms that range from one to twenty years, with renewal options thereafter.

            Minimum future annual rent commitments under these agreements as of December 31, 1997 are:


                                   YEAR ENDING DECEMBER 31,           AMOUNT
                                ---------------------------------------------
                                            1998                   $  301,149
                                            1999                      295,285
                                            2000                      291,742
                                            2001                      101,480
                                     2002 and Thereafter              520,334
                                                                  -----------
                                            Total                  $1,509,990
                                                                  ===========

NOTE 8 - DEPOSITS:

            An analysis of deposits (in thousands) as of December 31, 1997 and 1996 is as follows:

                                                           DECEMBER 31, 1997
                                            -------------------------------------------
                                                WEIGHTED                       PERCENT
                                              AVERAGE RATE       BALANCE       TO TOTAL
                                            -------------------------------------------
Non-Interest-Bearing DDA                           .00%         $ 44,862          5.76%
NOW Accounts                                      1.85%           83,282         10.70
Money Market Deposit                              3.50%           73,076          9.38
                                                               ------------------------
    Total Demand Deposits                                        201,220         25.84
                                                               ------------------------

Regular Savings                                   2.41%          109,532         14.07
                                                               ------------------------
Certificates of Deposit:
    Less than 2.99%                                                   90           .01
    3.0 to 3.99%                                                   2,665           .34
    4.0 to 4.99%                                                  88,826         11.41
    5.0 to 5.99%                                                 275,302         35.35
    6.0 to 6.99%                                                  95,824         12.31
    7.0 to 7.99%                                                   5,068           .65
    8.0 and over                                                     168           .02
                                                               ------------------------
        Total Certificates of Deposit             5.58%          467,943         60.09
                                                               ------------------------
Total Deposits                                    4.22%         $778,695        100.00%
                                                               ========================


----
 34

                                                   DECEMBER 31, 1996
                                        ------------------------------------
                                            WEIGHTED                PERCENT
                                          AVERAGE RATE    BALANCE   TO TOTAL
                                        ------------------------------------
Non-Interest-Bearing DDA                       .00%      $ 33,884       4.46%
NOW Accounts                                  1.97%        76,991      10.13
Money Market Deposit                          3.35%        58,669       7.72
                                                        --------------------
    Total Demand Deposits                                 169,544      22.31
                                                        --------------------

                                                        --------------------
Regular Savings                               2.60%       119,685      15.74
                                                        --------------------

Certificates of Deposit:
    Less than 2.99%                                           100        .01
    3.0 to 3.99%                                              706        .09
    4.0 to 4.99%                                           90,768      11.94
    5.0 to 5.99%                                          258,860      34.05
    6.0 to 6.99%                                          107,022      14.08
    7.0 to 7.99%                                           13,429       1.76
    8.0 and over                                              170        .02
                                                        --------------------
        Total Certificates of Deposit         5.60%       471,055      61.95
                                                        --------------------
Total Deposits                                4.34%      $760,284     100.00%
                                                        ====================

            Certificates of deposit with a balance of $100,000 and over were $93,728,000 and $92,364,000 at December 31, 1997 and 1996, respectively.

            A schedule of maturities of certificates of deposit (in thousands) at December 31, 1997 is as follows:

                                                                      2002 AND
                           1998        1999       2000       2001    THEREAFTER      TOTAL
------------------------------------------------------------------------------------------
Less than 2.99%         $     90    $     -0-  $     -0- $     -0-   $    -0-     $     90
     3.0 to 3.99%          2,582          66         -0-       17         -0-        2,665
     4.0 to 4.99%         75,449       7,638      5,504       105        130        88,826
     5.0 to 5.99%        181,669      59,036     23,194     6,285      5,118       275,302
     6.0 to 6.99%         40,823      28,288      9,277    14,686      2,750        95,824
     7.0 to 7.99%          1,352         443      2,579       447        247         5,068
     8.0 and over             -0-         16         -0-       -0-       152           168
------------------------------------------------------------------------------------------
Total Certificates
     of Deposit         $301,965    $ 95,487   $ 40,554  $ 21,540    $ 8,397      $467,943
==========================================================================================

            Interest expense on deposits (in thousands) is summarized as follows:

                                     FOR THE YEARS ENDED DECEMBER 31,
                                     --------------------------------
                                       1997        1996        1995
                                     --------------------------------
NOW Accounts                         $  1,537    $    854    $    674
Money Market Deposits                   2,177       1,297       1,062
Regular Savings                         2,949       1,860       1,520
Certificates of Deposit                26,294      20,006      16,987
                                     --------------------------------
Total Interest Expense on Deposits   $ 32,957    $ 24,017    $ 20,243
                                     ================================


                                                                          ----

NOTE 9 - FEDERAL HOME LOAN BANK ADVANCES:

            Federal Home Loan Bank advances (in thousands) at December 31, 1997 and 1996 is summarized as follows:

                                         DECEMBER 31,
                                    ---------------------
                                       1997         1996
                                    ---------------------
Interest Rate:
    5.0% to 5.99%                   $  4,778     $  4,967
    6.0% to 6.99%                     37,735       38,521
    7.0% to 7.99%                      4,215        4,262
                                    ---------------------
    Total Advances                  $ 46,728     $ 47,750
                                    =====================

            Advances at December 31, 1997 have maturities in future years as follows (in thousands):

                          YEAR ENDING DECEMBER 31,                 AMOUNT
                        --------------------------------------------------
                                     2000                         $  7,265
                                     2001                            4,264
                                     2002                            9,844
                                     2005                            9,779
                                     2006                            1,651
                                  After 2006                        13,925
                                                                 ---------
                                                                  $ 46,728
                                                                 =========

            Repayments are amortized over periods ranging from fifteen to thirty years, and have a balloon feature at maturity. All advances are collateralized by a blanket pledge of mortgage loans and a secondary pledge of FHLB stock and FHLB demand deposits. Total additional advances available from the FHLB at December 31, 1997 were $232,268,000. Borrowings in excess of the existing limit can be obtained with a pledge of investment securities and mortgage-backed securities.

NOTE 10 - INCOME TAXES:

            The provision for income tax expense (in thousands) consists of the following:

                                     FOR THE YEARS ENDED DECEMBER 31,
                                    ---------------------------------
                                       1997       1996         1995
                                    ---------------------------------
Current Expense:
    Federal                          $ 3,653       $ 2,756    $ 3,379
    State                                (34)           40         22
                                    ---------------------------------
        Total Current Expense          3,619         2,796      3,401
Deferred Federal Expense                 161           381        380
                                    ---------------------------------
Total Income Tax Expense             $ 3,780       $ 3,177    $ 3,781
                                    =================================

            There was an overpayment of federal income taxes of $1,219,000 at December 31, 1997 and $1,537,000 at December 31, 1996. Income tax was allocated to the Company and its subsidiaries based on its taxable income or loss in relation to total consolidated taxable income at the effective tax rate.

            At December 31, 1997, the Company had the following tax carryovers assumed in the Royal Bankgroup acquisition: Federal net operating loss of $1,212,000, expiring in 2003 through 2012, a capital loss of $873,000, expiring in 1998, and a state net operating loss of $451,000, expiring in 1999 through 2001. The capital loss

----
 36
carryover is only available to offset capital gains, and a valuation allowance has been established equal to the total amount at December 31, 1997 and 1996. The change in the valuation allowance relates to the amount of capital loss carryover utilized in 1997.

            The provision for federal income taxes differs from the amount computed by applying the federal income tax statutory rate of 34 percent on income from operations as indicated in the following analysis (in thousands):

                                                           FOR THE YEARS ENDED DECEMBER 31,
                                                         ------------------------------------
                                                             1997        1996         1995
                                                         ------------------------------------
Federal Tax Based on Statutory Rate                       $  3,102    $  2,875      $  3,668
Increase (Decrease) Resulting from:
    Effect of Tax-Exempt Income                                (49)        (46)          (23)
    Amortization of Goodwill and Other Acquired
        Intangibles                                            523         133            23
    Interest and Other Nondeductible Expenses                   25          17            10
    Nondeductible ESOP Expense                                 319         142            98
    State Income Tax on Non-Bank Entities                      (34)         18            22
    Other                                                      (12)         38           (17)
    Benefit from Change in Deferred Tax Valuation
        Allowance                                              (94)         -0-           -0-
                                                         ------------------------------------
    Income Tax Expense                                    $  3,780    $  3,177      $  3,781
                                                         ====================================

            The net deferred tax liability (in thousands) at December 31, 1997 and 1996 is as follows:

                                                                       DECEMBER 31,
                                                             ------------------------------
                                                                  1997                1996
                                                             ------------------------------
Deferred Tax Asset:
    Allowance for Loan Losses                                 $    739             $    465
    Deferred Loan Fees                                              14                   24
    Deferred Directors' Fees                                       133                  114
    Writedown of Real Estate Owned to Market Value                   2                  113
    Health Care Accruals in Excess of Claims Paid                   98                  121
    Net Operating Loss                                             412                  496
    Capital Loss Carryover                                         297                  391
    ESOP and RRP                                                   212                  159
    Investment Securities                                           -0-                  16
    Other                                                           57                   60
                                                             ------------------------------
        Subtotal                                                 1,964                1,959
                                                             ------------------------------
Deferred Tax Liability:
    FHLB Stock                                                    (850)                (729)
    Premises and Equipment                                      (1,047)              (1,057)
    Unrealized Gain on Investments Classified as
        Available for Sale                                        (114)                 (96)
    Discount Accretion and Purchase Adjustment
        on Investments                                            (317)                (168)
                                                             ------------------------------
    Subtotal                                                    (2,328)              (2,050)
                                                             ------------------------------
        Deferred Tax Liabilities, Net of Deferred Tax
            Assets                                                (364)                 (91)
        Deferred Tax Valuation Reserve                            (297)                (391)
                                                             ------------------------------
        Net Deferred Tax Liability                            $   (661)            $   (482)
                                                             ==============================

                                                                          ----

            A summary of the changes in the net deferred tax asset (liability) for the years ended December 31, 1997 and 1996 is as follows (in thousands):

                                                                  DECEMBER 31,
                                                             ---------------------
                                                                1997         1996
                                                             ---------------------
Balance, Beginning                                            $ (482)      $ (158)
Deferred Tax Expense, Charged to Operations                     (161)        (381)
Deferred Tax Liability from Acquisition                           -0-        (237)
Unrealized Gain on Available for Sale Securities,
    Charged to Equity                                            (18)         294
                                                             --------------------
Balance, Ending                                               $ (661)      $ (482)
                                                             ====================

            Retained earnings at December 31, 1997 and 1996, included approximately $14,791,000 accumulated prior to January 1, 1987 for which no provision for federal income taxes has been made. If this portion of retained earnings is used in the future for any purpose other than to absorb bad debts, it will be added to future taxable income.

NOTE 11 - EARNINGS PER SHARE:

            The Company adopted SFAS 128, as of December 31, 1997. Restatement of earnings per share for all prior periods presented is required. Weighted average shares of common stock outstanding for basic EPS excludes the weighted average shares unreleased by the Employee Stock Ownership Plan ("ESOP") (426,448 shares at December 31, 1997) and the weighted average unvested shares in the Recognition and Retention Plan ("RRP") (281,448 shares at December 31,
1997). The effect on diluted EPS of stock option shares outstanding and unvested RRP shares is calculated using the treasury stock method. EPS for periods preceding the three months ended June 30, 1995 are not applicable, as the Company's conversion from mutual-to-stock form and reorganization into a holding company format was not completed until April 6, 1995.

The following is a reconcilement of the numerator and denominator for basic and diluted EPS:

                                                    INCOME          SHARES        PER-SHARE
                                                  (NUMERATOR)    (DENOMINATOR)      AMOUNT
                                                  ----------------------------------------
                                                        YEAR ENDED DECEMBER 31, 1997
                                                  ----------------------------------------
Basic EPS:
    Income Available to Common Stockholders        5,343,000       6,224,902        $ 0.86
                                                                                    ======
Effect of Dilutive Securities:
    Stock Options Outstanding                                        180,911
    Restricted Stock Grants                                           52,936
                                                                  ----------
Diluted EPS:
    Income Available to Common Stockholders
        Plus Assumed Conversions                   5,343,000       6,458,749        $ 0.83
                                                  ========================================


----
 38

                                                      INCOME                  SHARES               PER-SHARE
                                                    (NUMERATOR)            (DENOMINATOR)             AMOUNT
                                                   ----------------------------------------------------------
                                                                   YEAR ENDED DECEMBER 31, 1996
                                                   ----------------------------------------------------------
Basic EPS:
    Income Available to Common Stockholders            5,278,000               6,559,883              $ 0.80
                                                                                                      ======
Effect of Dilutive Securities:
    Stock Options Outstanding                                                      8,252
    Restricted Stock Grants                                                        3,756
                                                                              ----------
Diluted EPS:
    Income Available to Common Stockholders
        Plus Assumed Conversions                       5,278,000               6,571,891              $ 0.80
                                                   =========================================================

                                                                NINE MONTHS ENDED DECEMBER 31, 1995
                                                   ---------------------------------------------------------
Basic EPS:
    Income Available to Common Stockholders            5,473,000               6,819,132              $ 0.80
                                                   =========================================================

            No stock options or other potential common stock securities were outstanding for the nine months ended December 31, 1995.

NOTE 12 - CAPITAL REQUIREMENTS AND OTHER REGULATORY MATTERS:

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

            To be classified as a well capitalized financial institution, Tier 1 leverage capital, Tier 1 risk-based capital and Total risk-based capital must be at least five, six and ten percent, respectively. At December 31, 1997 and 1996, Iberia was classified as well capitalized. At December 31, 1996, Jefferson was also classified as well capitalized. There are no conditions or events since those dates that management believes have changed Iberia's category.

            The Company and the bank met all regulatory capital requirements as follows (dollars in thousands):


                                                                         ----

                                                          DECEMBER 31, 1997
                                  ----------------------------------------------------------------
                                            REQUIRED                               ACTUAL
                                    AMOUNT           PERCENT                AMOUNT        PERCENT
                                  ----------------------------------------------------------------
Tier 1 leverage capital:
    ISB Financial Corp.             $ 37,578          4.00%               $ 98,985         10.54%
    IBERIABANK                        37,125          4.00%                 88,291          9.51%
Tier 1 risk-based capital:
    ISB Financial Corp.               21,380          4.00%                 98,985         18.52%
    IBERIABANK                        21,167          4.00%                 88,291         16.68%
Total risk-based capital:
    ISB Financial Corp.               42,759          8.00%                104,243         19.50%
    IBERIABANK                        42,334          8.00%                 93,549         17.68%

                                                           DECEMBER 31, 1996
                                   ---------------------------------------------------------------
                                           REQUIRED                               ACTUAL
                                     AMOUNT          PERCENT               AMOUNT         PERCENT
                                   ---------------------------------------------------------------
Tier 1 leverage capital:
    ISB Financial Corp.             $ 37,171          4.00%               $ 96,050         10.34%
    Iberia Savings Bank               26,521          4.00%                 68,337         10.31%
    Jefferson Bank                    10,420          4.00%                 18,158          6.97%
Tier 1 risk-based capital:
    ISB Financial Corp.               18,371          4.00%                 96,050         20.91%
    Iberia Savings Bank               15,289          4.00%                 68,337         17.88%
    Jefferson Bank                     2,949          4.00%                 18,158         24.63%
Total risk-based capital:
    ISB Financial Corp.               36,743          8.00%                100,665         21.92%
    Iberia Savings Bank               30,578          8.00%                 72,377         18.94%
    Jefferson Bank                     5,897          8.00%                 18,733         25.41%


            Iberia is restricted under applicable laws in the payment of dividends to an amount equal to current year earnings plus undistributed earnings for the immediately preceding year, unless prior permission is received from the Commissioner of Financial Institutions for the State of Louisiana. For 1996, regulatory approval was obtained by Iberia to pay dividends in excess of this limit in the amount of $21,000,000 to fund the acquisitions. Dividends payable without permission by Iberia in 1998 will be limited to 1998 earnings.

NOTE 13 - BENEFIT PLANS:

401(k) PROFIT SHARING PLAN:

            The Company has a non-contributory profit sharing plan covering substantially all of its employees. Annual employer contributions to the plan are set by the Board of Directors. Contributions for December 31, 1997, 1996 and 1995, were $-0-, $-0- and $-0-, respectively. The Company converted the Profit Sharing Thrift Plan to a 401(k) Profit Sharing Plan effective January 1, 1995. The amended plan provides, among other things, that participants in the plan be able to direct the investment of their account balances within the Profit Sharing Plan into alternative investment funds. Participant deferrals under the salary reduction election may be matched by the employer based on a percentage to be determined annually by the employer. There was no matching of participant deferrals by the employer for the years ended December 31, 1997, 1996 and 1995.

----
 40

EMPLOYEE STOCK OWNERSHIP PLAN:

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

            Compensation cost related to the ESOP for the years ended December 31, 1997, 1996 and 1995 was $1,629,000, $1,146,000 and $852,000, respectively.
The fair value of the unearned ESOP shares, using the closing quoted market price per share for that day was approximately $11,714,000 and $8,302,000 at December 31, 1997 and 1996, respectively.

            A summary of the ESOP share allocation is as follows:

                                                                DECEMBER 31,
                                                       ------------------------------
                                                          1997                 1996
                                                       ------------------------------
Shares allocated beginning of year                       128,853               56,469
Shares allocated during year                              69,099               72,738
Shares distributed during the year                            -0-                (354)
                                                       ------------------------------
Total allocated shares held by ESOP at year end          197,952              128,853
Unreleased shares                                        392,117              461,216
                                                       ------------------------------
Total ESOP shares                                        590,069              590,069
                                                       ==============================


RECOGNITION AND RETENTION PLAN (RRP):

            The Company established the RRP for certain officers and directors during the year ended December 31, 1996. Following shareholder approval of the RRP on May 24, 1996, the Company purchased 295,226 shares of the Corporation's common stock in the open market at $15.875 per share to fully fund the related trust and to be awarded in accordance with the provisions of the RRP. The cost of the shares of restricted stock awarded under these plans are recorded as unearned compensation, a contra equity account. The fair value of the shares on the date of award will be recognized as compensation expense over the vesting period, which is seven years. The holders of the restricted stock receive dividends and have the right to vote the shares. For the years ended December 31, 1997 and 1996, the amount included in compensation expense was $416,000 and $211,000,


                                                                          ----
respectively. The weighted-average grant-date fair value of the restricted stock granted under the RRP during the years ended December 31, 1997 and 1996 was $25.37 and $15.92, respectively. A summary of the changes in restricted stock follows:


                                   UNAWARDED       AWARDED
                                     SHARE         SHARES
                                 -------------------------
Balance, January 1, 1996                 -0-            -0-
Purchased by Plan                   295,226             -0-
Granted                            (165,364)       165,364
Forfeited                             3,936         (3,936)
Earned and Issued                        -0-            -0-
                                 -------------------------
Balance, December 31, 1996          133,798        161,428
Granted                             (28,500)        28,500
Forfeited                             3,374         (3,374)
Earned and Issued                        -0-       (23,061)
                                 -------------------------
Balance, December 31, 1997          108,672        163,493
                                 =========================


1996 STOCK OPTION PLAN:

            In 1996, the Company adopted a stock option plan for the benefit of directors, officers, and other key employees. The number of shares of common stock reserved for issuance under the stock option plan was equal to 738,067 shares or 10 percent of the total number of common shares sold in the Company's initial public offering of its common stock upon the mutual-to-stock conversion of Iberia Savings Bank. The option exercise price cannot be less than the fair value of the underlying common stock as of the date of the option grant and the maximum option term cannot exceed ten years. The stock options granted to directors and officers are exercisable in seven equal annual installments. No compensation expense was recognized in 1997 or 1996 related to the stock option plan.

            The stock option plan also permits the granting of Stock Appreciation Rights ("SAR's"). SAR's entitle the holder to receive, in the form of cash or stock, the increase in the fair value of Company stock from the date of grant to the date of exercise. No SAR's have been issued under the plan.

            The following table summarizes the activity related to stock options :

                                                                               WEIGHTED -
                                          AVAILABLE          OPTIONS            AVERAGE
                                           FOR GRANT        OUTSTANDING      EXERCISE PRICE
                                         --------------------------------------------------
At inception, May 24, 1996                  738,067                -0-
Granted                                    (654,118)          654,118            $  15.92
Canceled                                     10,395           (10,395)              15.88
Exercised                                        -0-               -0-
                                         ----------------------------
At December 31, 1996                         94,344           643,723               15.92
Granted                                     (90,650)           90,650               23.31
Canceled                                     25,611           (25,611)              18.73
Exercised                                        -0-           (1,318)              15.88
                                         ----------------------------
At December 31, 1997                         29,305           707,444               16.76
                                         ============================

Exerciseable at December 31, 1996                                  -0-
                                                             ========
Exerciseable at December 31, 1997                              89,399            $  15.92
                                                             ========

----
 42

            The following table presents the weighted-average remaining life as of December 31, 1997 for options outstanding within the stated exercise prices:

                                      OUTSTANDING                    EXERCISEABLE
---------------------------------------------------------------------------------------
                                        WEIGHTED-    WEIGHTED-               WEIGHTED-
         EXERCISE            NUMBER      AVERAGE      AVERAGE      NUMBER     AVERAGE
        PRICE RANGE            OF       EXERCISE     REMAINING       OF      EXERCISE
         PER SHARE           OPTIONS      PRICE         LIFE       OPTIONS     PRICE
---------------------------------------------------------------------------------------
      $ 15.88                613,294    $ 15.88      8.4 years      87,613   $ 15.88
$ 17.00 to $ 18.50            19,500    $ 17.88      9.0 years       1,786     17.93
$ 20.25 to $ 25.00            60,500    $ 23.30      9.3 years          -0-       -0-
$ 25.13 to $ 27.00            14,150    $ 25.87      9.6 years          -0-       -0-

            In October 1995, the FASB issued SFAS 123. SFAS 123 requires disclosure of the compensation cost for stock-based incentives granted after January 1, 1995 based on the fair value at grant date for awards. Applying SFAS 123 would result in pro forma net income and earnings per share amounts as follows:

                                                    1997            1996
                                                 --------------------------
Net income             As reported               $5,343,000      $5,278,000
                       Pro forma                 $4,919,000      $5,054,000

Earnings per share     As reported - basic             $.86            $.80
                                   - diluted           $.83            $.80
                       Pro forma - basic               $.79            $.77
                                 - diluted             $.76            $.77



            The fair value of each option is estimated on the date of grant using an option-pricing model with the following weighted-average assumptions used for 1997 and 1996 grants: dividend yields of 1.84 and 2.00 percent; expected volatility of 23.37 and 18.97 percent; risk-free interest rate of 6.55 and 6.71 percent; and expected lives of 8.5 years for all options. The weighted-average fair value per share at the date of grant for shares granted during 1997 and 1996 was $8.35 and $5.19, respectively.

NOTE 14 - RELATED PARTY TRANSACTIONS:

            The Company makes loans to its directors and principal officers in the ordinary course of business. These loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other customers and did not involve more than a normal risk of collectibility.

            The Company has entered into an employment agreement with the President/Chief Executive Officer and severance agreements with certain officers. The total commitments under all agreements at December 31, 1997 was $1,226,000.



                                                                         ----

NOTE 15 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISKS,
COMMITMENTS AND CONTINGENCIES:

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

LOAN COMMITMENTS:

            At December 31, 1997 and 1996, the Company had outstanding firm commitments to originate loans as follows (in thousands):

                                                   DECEMBER 31,
                                             ---------------------
                                                1997        1996
                                             ---------------------
Mortgage Loans                                $  2,381    $    167
Undisbursed Mortgage Loans-in-Process           14,082       6,426
Commercial Loans                                29,124      25,822
Consumer and Other Loans                         2,554         702
                                             ---------------------
Total Commitments                             $ 48,141    $ 33,117
                                             =====================

            At December 31, 1997 and 1996, the Company had no outstanding commitments to sell loans.

LINES AND LETTERS OF CREDIT:

            The Company issues letters of credit and approves lines of credit on substantially the same terms as other loans. At December 31, 1997 and 1996, the letters of credit outstanding were $1,442,000 and $1,232,000, respectively. Unfunded approved lines of credit, including unused credit card lines, at December 31, 1997 and 1996 were $63,702,000 and $42,625,000, respectively.

LETTERS OF CREDIT ISSUED ON BEHALF OF THE COMPANY:

            The Company has outstanding Standby Letters of Credit issued by the FHLB in favor of customers of the Company. The Company uses these letters of credit to collateralize public entity deposits in lieu of a direct pledge of investment securities of the Company. At December 31, 1997 and 1996, outstanding letters of credit totaled $2,835,000 and $1,855,000, respectively. The Company has made a blanket pledge of loans to the FHLB to secure all letters of credit issued on behalf of the Company. This blanket pledge is also used to collateralize any direct borrowing from the FHLB.


----
 44

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

NOTE 16 - FAIR VALUE OF FINANCIAL INSTRUMENTS:

            The estimated fair value of the Company's financial instruments (in thousands) are as follows:

                                                DECEMBER 31, 1997           DECEMBER 31, 1996
                                          --------------------------------------------------------
                                            CARRYING      ESTIMATED     CARRYING      ESTIMATED
                                             AMOUNT      FAIR VALUE      AMOUNT       FAIR VALUE
                                          --------------------------------------------------------
ASSETS
Cash                                        $ 44,307      $ 44,307      $ 53,385       $ 53,385
Investment Securities                         77,317        77,319       103,724        103,726
Mortgage-Backed Securities                   115,125       116,004       150,669        150,014
Loans Receivable                             661,742       677,107       575,740        587,274

LIABILITIES
Deposits:
    Regular Savings, NOW Accounts,
        and Money Market Deposits           $310,752      $311,031      $289,229       $289,229
    Certificates of Deposit                  467,943       471,717       471,055        476,749
FHLB Advances                                 46,728        47,874        47,750         45,653


            The fair value estimates presented herein are based upon pertinent information available to management as of December 31, 1997 and 1996. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.


                                                                         ----

NOTE 17 - CONCENTRATED CREDIT RISKS:

            The Company's lending activity is concentrated within the southwestern part of Louisiana where the main industries are agriculture and oil and gas. Traditionally, the Company's major emphasis in lending has been the origination of residential home loans and other loans secured by real estate. In 1996 and 1997, there was an increase in originations of commercial loans and indirect automobile dealer loans. The loans are expected to be paid back from cash flow of the borrower or proceeds from the sale of the real estate. Losses are limited by the value of the collateral upon default of the borrowers. With the acquisition of Jefferson, the Company acquired a mortgage loan portfolio in southeastern Louisiana, and has originated mortgage, consumer and commercial loans in that market since acquisition.

NOTE 18 - CONVERSION FROM MUTUAL TO STOCK ASSOCIATION:

            In 1995, Iberia Savings Bank converted from a Louisiana-chartered mutual savings bank to a Louisiana-chartered stock savings bank, pursuant to its Plan of Conversion. The Company issued 7,380,671 shares of common stock at $10 per share. The Company's ESOP purchased 590,423 shares, financed by a loan from the Company. The net proceeds received from the conversion was $67,903,000. Total conversion costs approximated $1,346,000.

            In accordance with regulations, at the time that Iberia converted from a mutual savings bank to a stock savings bank, Iberia established a liquidation account in the amount of $43,857,000. Jefferson also had a liquidation account from its conversion from mutual to stock form in the amount of $12,088,000, which was assumed by Iberia. The liquidation accounts will be maintained for the benefit of eligible account holders and supplemental eligible account holders who continue to maintain their accounts at Iberia, after the Conversion. The liquidation accounts will be reduced annually to the extent that eligible account holders and supplemental eligible account holders have reduced their qualifying deposits. Subsequent increases will not restore an eligible account holder's or supplemental eligible account holder's interest in the liquidation account. In the event of a complete liquidation of Iberia each account holder and supplemental eligible account holder will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for accounts then held. Iberia may not pay a dividend on its capital stock if the dividend would bring regulatory capital below the balance of the liquidation accounts.

            Iberia is restricted from declaring or paying cash dividends or repurchasing any of its shares of common stock if the effect thereof would cause equity to be reduced below applicable regulatory capital maintenance requirements or if such declaration and payment would otherwise violate regulatory requirements.

NOTE 19 - ACQUISITIONS:

            On May 3, 1996, the Company completed the acquisition of Royal Bankgroup of Acadiana, Inc., ("Royal") and its wholly owned subsidiary, The Bank of Lafayette ("BOL"). Royal was merged into the Company and BOL was merged into Iberia Savings Bank. The two offices of BOL are operating as branches of Iberia. The total acquisition costs, including related expenses, was $9,211,000. No stock was issued in the transaction and


----
 46
the acquisition is accounted for as a purchase transaction. Total assets of $70,157,000 were acquired, including $45,214,000 of loans, $15,128,000 in cash,
$1,998,000 of investment securities, $4,191,000 of mortgage-backed securities and $2,352,000 of fixed assets. Total liabilities of $64,154,000 were assumed, including $63,487,000 of deposits. Goodwill of $3,208,000 was recognized in the transaction and will be amortized over 15 years using the straight line method. Total amortization of goodwill in 1997 and 1996 was $ 206,000 and $150,000. Results of operations for Royal for the period prior to acquisition are not included in these statements.

            On October 18, 1996, the Company completed the acquisition of Jefferson Bancorp, Inc. and its wholly owned subsidiary, Jefferson Federal Savings Bank. Jefferson Bancorp was merged into the Company and Jefferson FSB changed its charter to a state savings bank, Jefferson Bank, and operated as a subsidiary of the Company until September of 1997, when it was merged into Iberia Savings Bank. The total purchase price was $51,790,000 in cash and the acquisition is accounted for as a purchase transaction. Total assets of $266,235,000 were acquired, including $63,907,000 of loans, $28,352,000 in cash, $57,452,000 of investment securities, $106,755,000 of mortgage-backed securities and $3,008,000 of fixed assets. Total liabilities of $229,387,000 were assumed, including $224,803,000 of deposits. Goodwill of $11,116,000 was recognized in the transaction and is being amortized over 25 years using the straight line method. A core deposit intangible of $3,825,000 was recognized and will be amortized over its estimated life of 8 years using accelerated methods. Total amortization of the intangibles in 1997 and 1996 was $1,324,000 and $230,000. Results of operations for Jefferson are shown from the date of acquisition only.

            Had the acquisitions of Royal Bankgroup and Jefferson Bancorp been consummated as of January 1, 1996 and 1995, respectively, the Company's consolidated restated pro forma results of operations for the years ended December 31, 1996 and 1995 (in thousands) would have been as follows:

                                                              1996         1995
                                                          ----------------------
Restated Pro Forma Results of Operations:
Interest Income                                            $ 68,313     $ 64,088
Interest Expense                                            (34,887)     (31,492)
Provision for Loan Losses                                      (357)        (120)
Noninterest Income                                            4,805        4,618
Noninterest Expense                                         (29,391)     (23,464)
Income Tax Expense                                           (3,722)      (5,081)
                                                          ----------------------
Net Income                                                 $  4,761     $  8,549
                                                          ======================
Earnings per Share (includes 2nd, 3rd and 4th
    quarters only for 1995) Basic and Fully Diluted        $    .73     $    .97
                                                          ======================

                                                                          ----

NOTE 20 - CONDENSED PARENT COMPANY ONLY FINANCIAL STATEMENTS:

            Condensed financial statements of ISB Financial Corporation (parent company) are shown below. The parent company has no significant operating activities.

CONDENSED BALANCE SHEETS
DECEMBER 31, 1997 AND 1996

(DOLLARS IN THOUSANDS)

                                                          1997                1996
                                                       -----------------------------
ASSETS
Cash in Bank                                           $  7,396             $  8,496
Trading Account Securities                                   -0-                 364
Investment in Subsidiaries                              104,870              104,507
Other Assets                                              3,833                1,336
                                                       -----------------------------
    Total Assets                                       $116,099             $114,703
                                                       =============================

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities                                                 535                  697
Stockholders' Equity                                    115,564              114,006
                                                       -----------------------------
    Total Liabilities and Stockholders' Equity         $116,099             $114,703
                                                       =============================

CONDENSED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

(DOLLARS IN THOUSANDS)

                                                                              PERIOD FROM
                                                                            APRIL 6, 1995 TO
                                                                              DECEMBER 31,
                                                      1997         1996           1995
                                                    ----------------------------------------
Operating Income:
Dividends from Subsidiaries                           $ 6,367     $ 25,490        $ 5,596
Securities Gains/Losses                                   265          181             -0-
Interest Income                                           395        1,650          1,558
Other Income                                               86           -0-            -0-
                                                    -------------------------------------
Total Operating Income                                  7,113       27,321          7,154
Operating Expenses                                      1,532        1,483            173
                                                    -------------------------------------
Income Before Income Tax Expense and
    Decrease in Equity in Undistributed
    Earnings of Subsidiaries                            5,581       25,838          6,981
Income Tax (Refund) Expense                              (427)         164            472
                                                    -------------------------------------
Income Before Decrease in Equity in
    Undistributed Earnings of Subsidiaries              6,008       25,674          6,509
Decrease in Equity in Undistributed
    Earnings of Subsidiaries                             (665)     (20,396)        (1,036)
                                                    -------------------------------------
NET INCOME                                            $ 5,343      $ 5,278        $ 5,473
                                                    =====================================

----
 48

CONDENSED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995


(DOLLARS IN THOUSANDS)

                                                                                            PERIOD FROM
                                                                                          APRIL 6, 1995 TO
                                                                                             DECEMBER 31,
                                                                      1997          1996         1995
                                                                 -------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net Income                                                    $   5,343     $   5,278     $   5,473
Adjustments to Reconcile Net Income to Net Cash
 Provided by Operating Activities:
    Provision for Deferred Income Taxes                                 (21)          (80)           12
    Decrease in Equity in Net Income of Subsidiaries                    665        20,396         1,036
    (Increase) Decrease in Other Assets                              (3,696)          402          (827)
    (Decrease) Increase in Other Liabilities                           (140)          147            90
    Amortization of Premium/Discount on Investments                      -0-           37            43
    Net Change in Securities Classified as Trading                      630            (9)         (390)
    Gain on Sale of Investments                                        (266)         (181)           -0-
    Compensation Expense Recognized on RRP                              414           211            -0-
                                                                 -------------------------------------------
        NET CASH PROVIDED BY OPERATING ACTIVITIES                     2,929        26,201         5,437
                                                                 -------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchases of Securities Available for Sale                           -0-           -0-      (33,738)
    Proceeds From Sales and Maturities of Securities
        Available for Sale                                               -0-       26,832         7,000
    Purchase of Capital Stock of Subsidiaries                            -0-      (42,480)      (36,193)
    Payments Received from Note Receivable                              841            -0-           -0-
    Other Investing Activities                                           -0-           -0-          (20)
                                                                 -------------------------------------------
        NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES             841       (15,648)      (62,951)
                                                                 -------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Dividends Paid to Shareholders                                   (2,604)       (2,159)       (1,019)
    Capital Contributed to Subsidiaries                                (207)         (173)          (89)
    Payments Received From ESOP                                       1,009         1,062           824
    Net Proceeds From Issuance of Common Stock                           -0-           -0-       67,903
    Stock Conversion Costs Incurred                                      -0-           -0-       (1,346)
    Payments to Repurchase Common Stock                              (3,089)       (9,546)           -0-
    Proceeds from Sale of Treasury Stock                                 21            -0-           -0-
                                                                 -------------------------------------------
        NET CASH (USED IN) PROVIDED BY FINANCING
          ACTIVITIES                                                 (4,870)      (10,816)       66,273
                                                                 -------------------------------------------
        NET (DECREASE) INCREASE IN CASH AND CASH
          EQUIVALENTS                                                (1,100)         (263)        8,759
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                        8,496         8,759            -0-
                                                                 -------------------------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                          $   7,396     $   8,496     $   8,759
                                                                 ===========================================

Other Disclosures:

The Company was charged $120,000 by Iberia for management and accounting services during 1997 and 1996.

                                                                        ----
                                                                         49

NOTE 21 - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED):

                                                                   YEAR ENDED DECEMBER 31, 1997
                                                            ------------------------------------------
                                                              FIRST       SECOND     THIRD      FOURTH
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)                QUARTER     QUARTER    QUARTER    QUARTER
                                                            ------------------------------------------
Total Interest Income                                       $ 16,777    $ 17,028   $ 17,351   $ 17,325
Total Interest Expense                                         8,746       9,034      9,250      9,020
                                                            ------------------------------------------
    Net Interest Income                                        8,031       7,994       8101      8,305
Provision for Loan Losses                                        162         242        302        391
                                                            ------------------------------------------
    Net Interest Income After Provision
        for Loan Losses                                        7,869       7,752      7,799      7,914
Noninterest Income                                             1,289       1,540      1,900      1,661
Noninterest Expense                                            6,138       6,384      7,380      8,699
                                                            ------------------------------------------
Income Before Income Taxes                                     3,020       2,908      2,319        876
Income Tax Expense                                             1,225       1,156      1,017        382
                                                            ------------------------------------------
NET INCOME                                                  $  1,795    $  1,752   $  1,302   $    494
                                                            ==========================================
Earnings per Share - Basic                                  $    .29    $    .28   $    .21   $    .08
                                                            ==========================================
Earnings per Share - Diluted                                $    .28    $    .27   $    .20   $    .08
                                                            ==========================================


                                                                   YEAR ENDED DECEMBER 31, 1996
                                                            ------------------------------------------
                                                             FIRST      SECOND      THIRD      FOURTH
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)               QUARTER     QUARTER    QUARTER     QUARTER
                                                            ------------------------------------------
Total Interest Income                                       $ 11,460    $ 12,408   $ 12,978   $ 15,861
Total Interest Expense                                         5,912       6,268      6,538      8,418
                                                            ------------------------------------------
    Net Interest Income                                        5,548       6,140      6,440      7,443
Provision for Loan Losses                                          8           9         26        113
                                                            ------------------------------------------
    Net Interest Income After Provision
        for Loan Losses                                        5,540       6,131      6,414      7,330
Noninterest Income                                               788         885        845      1,300
Noninterest Expense                                            3,552       4,108      7,475      5,643
                                                            ------------------------------------------
Income (Loss) Before Income Taxes                              2,776       2,908       (216)     2,987
Income Tax Expense (Refund)                                      997       1,054        (23)     1,149
                                                            ------------------------------------------
NET INCOME (LOSS)                                           $  1,779    $  1,854   $   (193)  $  1,838
                                                            ==========================================
Earnings per Share - Basic and Diluted                      $    .26    $    .27   $   (.03)  $    .29
                                                            ==========================================


----
 50

CORPORATE INFORMATION

DIRECTORS

ELAINE D. ABELL, Attorney in private practice, Lafayette, LA

HARRY V. BARTON, JR., Certified Public Accountant, Lafayette, LA

WILLIAM R. BIGLER, Retired.

CECIL C. BROUSSARD, Self-employed Investor,
      New Iberia, LA

HENRY J. DAUTERIVE, JR., CHAIRMAN, Retired.

WILLIAM H. FENSTERMAKER, President and Chief Executive
      Officer of C.H. Fenstermaker and Associates, Inc.,
      Lafayette, LA

RAY HIMEL, Owner of Himel Motor Supply Corp.,
      Himel Marine and several Ace Hardware Stores in southern Louisiana.

KAREN L. KNIGHT, Former President and Chief Executive
      Officer of Jefferson Federal Savings Bank, Gretna, LA

LARREY G. MOUTON, PRESIDENT AND CHIEF EXECUTIVE OFFICER of ISB Financial Corporation and IBERIABANK

EMILE J. PLAISANCE, JR., VICE CHAIRMAN, Retired.

STEWART SHEA, Vice President of Bayou Management Services, President of
      BayouPipe Coating, LLC, affiliates of Bayou Management Services, New Iberia, LA.

LOUIS J. TAMPORELLO, Retired.

GUYTON H. WATKINS, SECRETARY, Attorney in private practice.


EXECUTIVE OFFICERS

LARREY G. MOUTON, President/CEO

RONNIE J. FORET, Senior Executive Vice President

JOHN J. BALLATIN, Executive Vice President


ANNUAL MEETING

            Wednesday, April 15, 1998, 3:00 p.m.
            IBERIABANK
            1101 E. Admiral Doyle Drive
            New Iberia, LA

Since April 7, 1995, ISB Financial Corporation's common stock has traded on the National Association of Security Dealers Automated Quotations (NASDAQ) National Market, under the symbol "ISBF," as reported to NASDAQ, the price information reflects high and low sales prices. The following represents high and low trading prices and dividends declared during each respective quarter for the years ended December 31, 1996 and 1997.

                                       DIVIDENDS
1996                HIGH        LOW     DECLARED
------------------------------------------------
First Quarter      $16.500    $15.125     $0.080
Second Quarter     $16.375    $14.750     $0.080
Third Quarter      $15.875    $13.375     $0.085
Fourth Quarter     $18.500    $15.250     $0.085

                                       DIVIDENDS
1997                HIGH        LOW     DECLARED
------------------------------------------------
First Quarter      $26.125    $17.625     $0.100
Second Quarter     $26.500    $20.875     $0.100
Third Quarter      $28.000    $23.375     $0.125
Fourth Quarter     $30.000    $23.750     $.0125

SECURITIES LISTING

ISB Financial Corporation's common stock is traded on the NASDAQ National Market under the symbol ISBF. Current price information can be found under the NASDAQ-OTC National Market Listing.

                                                                         ----

INVESTOR INFORMATION

Investors, analysts and others seeking financial information may contact:

            Larrey G. Mouton, President/CEO
            ISB Financial Corporation
            1101 E. Admiral Doyle Drive
            New Iberia, LA  70560
            (318) 365-2361

TRANSFER AGENT

            Registrar and Transfer Company
            10 Commerce Drive
            Cranford, NJ  07016
            (800) 368-5948

INDEPENDENT AUDITORS

            Castaing, Hussey & Lolan, L.L.P.
            525 Weeks Street
            New Iberia, LA  70560

SPECIAL COUNSEL

            Elias, Matz, Tiernan & Herrick, L.L.P.
            734 15th Street, N.W.
            Washington, DC  20005

GENERAL COUNSEL

            Guyton Watkins
            Landry & Watkins
            211 E. Main Street
            New Iberia, LA  70560


----
 52