Form 10-K, Exhibit 13
period 1998-12-31
ISB FINANCIAL CORP/LA
filed 1999-03-31
CIK 933141

ISB FINANCIAL CORPORATION
1998 ANNUAL REPORT











                                   IBERIABANK
                       An Independent Louisiana Bank (TM)

TABLE OF CONTENTS


---------
SECTION 1


         Letter to Stockholders .......................................... 2

         Selected Consolidated Financial Data ............................ 4

         Management's Discussion and Analysis of
               Financial Condition and Results of Operations ............. 6



---------
SECTION 2


         Report of Independent Auditors .................................. 19

         Consolidated Financial Statements

               Consolidated Statements of Financial Condition. ........... 20

               Consolidated Statements of Income ......................... 21

               Consolidated Statements of Stockholders' Equity ........... 22

               Consolidated Statements of Cash Flows ..................... 23

               Notes to Consolidated Financial Statements ................ 25



         Corporate Information ........................................... 51



ANNUAL MEETING

         The Annual Meeting of Stockholders is scheduled for Wednesday, April 21, at 3:00 p.m., at IBERIABANK, 1101 E. Admiral Doyle Drive, New Iberia, Louisiana.

LETTER TO STOCKHOLDERS

         The growth of our Company in 1998 was nothing short of extraordinary. In the third quarter of 1998, the Company acquired $455.3 million of assets from First Commerce Corporation. The assets included $126.6 million of consumer and commercial loans, $5.7 million in buildings and equipment, and $292.4 million in cash. The price for this acquisition was the assumption of $452.6 million of deposits and a premium of $29.2 million. We acquired 17 banking offices with 152 employees, 48,000 customer deposit accounts and 7,800 loan accounts. This significantly changed the profile of IBERIABANK.

         This acquisition increased our assets at year-end to $1.4 billion, compared to $947.3 million at December 31, 1997, an increase of 48%. Net loans increased 16% in 1998 and deposits increased 56% during the year. The purchased loans were a good mixture of commercial and consumer loans, and the deposits included many checking and money market accounts in addition to certificates of deposit. We dramatically changed the mix of deposits and loans, in a manner which fits well with our overall strategy to transition from a traditional savings bank to a commercial bank.

         During the year, commercial loan demand was brisk as we continued to improve this line of business. Home mortgage lending also was strong in reaction to the relatively low interest rates. Our mortgage division originated $96 million in new home loans during the year. Consistent with our general strategy to sell long-term, fixed-rate mortgage loans, we sold $68 million in loans to investors. The opportunity for new loan business is continuing into 1999. Outstandings in the indirect automobile lending program continued to increase as we added new dealers in our new market areas. Because of the significant amount of new deposit balances acquired, we elected not to compete aggressively for certificates of deposit by paying the relatively higher rates offered by some of our competitors.

         At the  same  time  that we  experienced  this  tremendous  growth,  we replaced our entire data processing system, teller system and internal accounting system in accordance with previously announced plans. We spent $2.5 million in this effort to prepare for Y2K and upgrade our capacities in our efforts to continue to provide better customer service. This was quite a challenge, but I am happy to report that our employees met the challenge by working long hours and on weekends. I am proud of our employees and the results they have achieved.

         For the year of 1998, the Company earned $1.56 per share, an increase of 88% over the 1997 earnings of $.83 per share. Included in the 1998 earnings was a $.21 per share gain on the sale of land that was no longer needed for bank premises. The earnings in 1997 included charges and expenses of a non-recurring nature of $.19 a share. Excluding these one-time events in both years, operating earnings in 1998 were $1.35 per share, compared with $1.01 in 1997, an increase of 34%.

         Recognizing the importance of increasing stockholder value, your Board of Directors authorized an increase in our quarterly dividends to $.14 per share from $.125 per share in the first quarter of 1998. In the fourth quarter of 1998, the Board authorized another increase to $.15 per share. In addition, the Company repurchased 25,000 shares of common stock during 1998. These shares will be held as treasury stock and will be available for general corporate purposes including being available for re-issuance as options are exercised. The return on average stockholders' equity increased from 4.66% in 1997 to 8.47% in 1998 due to the combination of increased earnings, the share repurchases and the improved leveraging of the balance sheet. The book value, or stockholders' equity, per share at year-end 1998 increased to $18.91 from $17.75 at December 31, 1997. We recently announced our intention to purchase additional shares in 1999 as the opportunity permits.

         As a result of the acquisition of branch offices made in 1998, IBERIABANK now operates 26 full service offices in south central Louisiana, 10 full service offices located in northeast Louisiana and 8 full service offices in the greater New Orleans area. In the year ahead, we will be challenged to capitalize on our offices, customers and employees in new markets. We will also be challenged in 1999 because the current weakness in oil and gas prices may put a damper on economic growth in Louisiana. We believe that we are ready to accept these challenges and take advantage of the opportunities to improve our Company.

         We appreciate the confidence that you have placed in our Company. We will continue to work diligently to improve the Company, IBERIABANK and the value of your investment.


Sincerely,


/s/Larrey G. Mouton


Larrey G. Mouton
President and Chief Executive Officer

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

(Dollars in Thousands except per share data)
                                                                               December 31,
---------------------------------------------------------------------------------------------------------------------------
                                                      1998          1997          1996         1995        1994
---------------------------------------------------------------------------------------------------------------------------
Selected Financial Condition Data:
     Total assets                                   $1,401,630     $947,282     $929,264     $608,830     $487,563
     Cash and cash equivalents                         145,871       44,307       53,385       51,742        9,686
     Loans receivable, net                             761,175      654,867      571,119      399,542      370,794
     Investment securities                              99,758       77,317      103,724       87,231       48,088
     Mortgage-backed securities                        277,798      115,125      150,669       51,646       39,923
     Goodwill and acquisition intangibles               45,352       16,358       17,807           54           80
     Deposit accounts                                1,218,698      778,695      760,284      444,600      434,443
     Borrowings                                         45,639       46,728       47,750       40,490        5,000
     Stockholders' Equity                              123,967      115,564      114,006      119,677       44,840

Book value per share                                 $  18.91      $ 17.75       $ 17.30      $ 17.48          N/A
Tangible book value per share                           11.99        15.24         14.60        17.47          N/A

                                                                          Year Ended December 31,
---------------------------------------------------------------------------------------------------------------------------
                                                      1998          1997          1996         1995        1994
---------------------------------------------------------------------------------------------------------------------------
Selected Operating Data:
     Interest income                                $   78,350     $ 68,481     $ 52,707     $ 42,334     $ 36,548
     Interest expense                                   38,458       36,050       27,136       21,282       17,294
---------------------------------------------------------------------------------------------------------------------------
     Net interest income                                39,892       32,431       25,571       21,052       19,254
     Provision for loan losses                             903        1,097          156         239           305
---------------------------------------------------------------------------------------------------------------------------
     Net interest income after provision
        for loan losses                                 38,989       31,334       25,415       20,813       18,949
     Noninterest income                                 10,750        6,390        3,818        2,668        2,425
     Noninterest expense                                33,420       28,601       20,778       12,693       11,783
---------------------------------------------------------------------------------------------------------------------------
     Income before income taxes                         16,319        9,123        8,455       10,788        9,591
     Income taxes                                        6,182        3,780        3,177        3,781        3,354
---------------------------------------------------------------------------------------------------------------------------
     Net income                                     $   10,137      $ 5,343      $ 5,278      $ 7,007     $  6,237
---------------------------------------------------------------------------------------------------------------------------
Earnings per share - diluted                        $    1.56       $   .83      $   .80      $   .80 (1)      N/A
---------------------------------------------------------------------------------------------------------------------------
Operating earnings per share (2)                    $    1.35       $ 1.01       $  1.10      $   .80 (1)      N/A
---------------------------------------------------------------------------------------------------------------------------
Cash dividends per share                            $     .57       $  .45       $   .33      $   .23 (1)      N/A
---------------------------------------------------------------------------------------------------------------------------

                                                                  At or For the Year Ended December 31,
---------------------------------------------------------------------------------------------------------------------------
                                                       1998         1997          1996         1995        1994
---------------------------------------------------------------------------------------------------------------------------
Selected Operating Ratios (3):
     Return on average assets                          0.93%         0.57%        0.74%        1.26%        1.29%
     Return on average equity                          8.47          4.66         4.49         7.14        14.56
     Equity to assets at the end of period             8.84         12.20        12.27        19.66         9.20
     Interest-earning assets to interest-
       bearing liabilities                           113.92        113.33       120.01       119.87       107.69
     Interest rate spread (4)                          3.44          3.12         2.97         3.16         3.88
     Net interest margin (4)                           3.97          3.66         3.77         3.95         4.17
     Noninterest expense to average assets             3.08          3.03         2.91         2.28         2.44
     Efficiency ratio (5)                             65.99         73.67        70.70        53.51        54.35
     Dividend payout ratio                            36.56         54.41        41.72        21.81 (1)      N/A

Asset Quality Data:
     Non-performing assets to total assets
       at end of period (6)                            0.43          0.29         0.38         0.33         0.37
     Allowance for loan losses to
       non-performing loans at end of period         126.53        232.55       180.27       255.18       304.53
     Allowance for loan losses to total loans
       at end of period                                0.94          0.80         0.79         0.90         1.08

Consolidated Capital Ratios:
     Tier 1 leverage capital ratio                     5.81         10.54        10.34        19.52         9.44
     Tier 1 risk-based capital ratio                   9.89         18.52        20.91        42.79        19.12
     Total risk-based capital ratio                   10.80         19.50        21.92        44.14        20.37

---------
(1) 1995 earnings per share and dividends declared have been stated only for a partial period because of the Bank's conversion to stock form on April 6, 1995.

(2) Operating earnings exclude the effect of one-time or non-operating events from reported net income.

(3) With the exception of end of period ratios, all ratios are based on average daily balances during the respective periods and are annualized where appropriate.

(4) Interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities, and net interest margin represents net interest income as a percentage of average interest-earning assets.

(5) The efficiency ratio represents noninterest expense, as a percentage of the sum of net interest income and noninterest income.

(6) Non-performing assets consist of non-accruing loans, loans 90 days or more past due and repossessed assets.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following discussion and analysis is intended to assist readers in understanding the financial condition and results of operations of ISB Financial Corporation (the "Company") and its subsidiaries for the years ended December 31, 1996 through 1998. This review should be read in conjunction with the audited consolidated financial statements, accompanying footnotes and supplemental financial data included herein.

FINANCIAL CONDITION

------
ASSETS

         General - Total assets of the Company increased by $454.3 million or 48.0%, from $947.3 million at December 31, 1997 to $1.4 billion at December 31, 1998. This increase was primarily due to the acquisition of 17 full service branch offices from the former First Commerce Corporation ("FCOM") in September of 1998. The 17 acquired branch offices were added to the branch network of the Company's subsidiary, IBERIABANK (the "Bank"). The Bank now operates 44 full service branch offices. The Bank paid $29.2 million of cash as a deposit premium and purchased $126.6 million of loans, $5.7 million of premises and equipment and $753,000 of other assets. The Bank also assumed $452.6 million of deposits and $2.7 million of other liabilities. The Bank received $292.4 million of net cash in the transaction. The cash has been invested in mortgage-backed securities, investment securities and interest bearing cash accounts. The deposit premium and other costs incurred in the acquisition resulted in $31.1 million of goodwill, which is to be amortized over 15 years using the straight-line method. The following discussion describes the major changes in the asset mix during 1998.

         Cash and Cash Equivalents - Cash and cash equivalents, which consist of interest-bearing and non-interest bearing deposits and cash on hand, increased by $101.5 million, or 229.2%, to $145.9 million at December 31, 1998 compared to $44.3 million at December 31, 1997. The increase in cash was due primarily to $292.4 million of net cash received in the acquisition of branches from FCOM, which was partially offset by $188.4 million of cash used in net securities purchases together with $2.5 million of net other uses.

         Investment Securities - Investment securities increased by an aggregate of $22.4 million, or 29.0%, to $99.8 million at December 31, 1998 compared to $77.3 million at December 31, 1997. Such increase was the result of $56.6 million of investment securities purchased and a

$193,000 increase in the market value of investment securities available for sale, which were partially offset by $34.3 million of investment securities which were sold or which matured and $81,000 of amortization of premiums on investment securities. The net cash used in the investment security portfolio came primarily from purchases coincident to the acquisition of branches from FCOM.

         At December 31, 1998, $97.1 million of the Company's investment securities were classified as available for sale with a pre-tax net unrealized gain of $528,000. In addition, at such date, $91.2 million of the Company's investment securities consisted of U.S. Government and Federal agency obligations and $25.7 million, or 25.8% of the Company's investment securities were due within one year. Note 3 to the Consolidated Financial Statements provides further information on the Company's investment securities.

         Mortgage-Backed Securities - Mortgage-backed securities increased by $162.7 million, or 141.3%, to $277.8 million at December 31, 1998 compared to $115.1 million at December 31, 1997. The increase in the balance of
mortgage-backed   securities   was  due  to  $209.3   million  of  purchases  of
mortgage-backed securities, which was partially offset by $46.6 million of maturities and repayments of mortgage-backed securities. The net cash used in the mortgage-backed security portfolio came primarily from purchases coincident to the acquisition of branches from FCOM.

         At December 31, 1998, approximately 92.7% of the Company's mortgage-backed securities were issued or guaranteed by Federal agencies or government sponsored enterprises. Additional information on the Company's mortgage-backed securities may be found in Note 4 of the Consolidated Financial Statements.

         Loans Held for Sale - Loans held for sale increased $14.1 million, or 322.5%, to $18.5 million at December 31, 1998 compared to $4.4 million at December 31, 1997. Loans held for sale represent single-family residential mortgage loans to be sold in the secondary market. The increase in loans held for sale reflect management's decision to sell more of its loan production in the secondary market. In 1998, 71.5% of mortgage originations were sold in the secondary market.

         Loans Receivable, Net - Loans receivable, net, increased by $106.3 million, or 16.2%, to $761.2 million at December 31, 1998 compared to $654.9 million at December 31, 1997. The Company acquired $126.6 million of commercial and consumer loans in the acquisition of branches from FCOM. Single-family mortgage loans decreased $63.1 million, or 17.3% during 1998 as 71.5% of the mortgage loans originated during 1998 were sold in the secondary market. During 1998, commercial business loans increased $23.4 million, or 39.0%, commercial real estate loans increased $61.5 million, or 109.6%, home equity loans increased $39.0 million, or 114.0%, automobile loans increased $15.2 million, or 161.1%, indirect automobile loans increased $23.7 million, or 26.1%, and other loans increased $20.4 million, or 277.2%. Educational loans decreased $8.8 million, or 93.4%, during 1998 as the majority of the portfolio was sold. The Company will no longer originate educational loans. The changes in the loan portfolio reflect management's continued emphasis on commercial and consumer lending. For additional information on loans, see Note 5 to the Consolidated Financial Statements.

         Premises and Equipment, Net - Premises and equipment, net, increased by $8.1 million, or 41.9%, to $27.3 million at December 31, 1998 compared to $19.3 million at December 31, 1997. The increase was the result of $5.7 million of premises and equipment acquired from FCOM, $4.3 million in purchases of other premises and equipment, which was partially offset by $1.9 million of depreciation of premises and equipment. The purchases of premises and equipment included an in-house data processing system and various upgrades to the Company's technological infrastructure.

------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY

         General - The Company's primary funding sources included deposits, borrowings from the Federal Home Loan Bank ("FHLB") of Dallas and stockholders' equity. The following discussion focuses on the major changes in the mix during 1998.

         Deposits - Deposits increased by $440.0 million, or 56.5%, from $778.7 million at December 31, 1997 to $1.2 billion at December 31, 1998. The increase was the result of $452.6 million deposits acquired in the acquisition of branches from FCOM and $23.7 million of interest credited which was partially offset by $36.3 million of net cash withdrawals. The net cash withdrawals consisted primarily of higher priced certificates of deposit as management reduced its reliance on certificates of deposit as a funding source. At December 31, 1998, $121.8 million, or 10.0%, of the Company's total deposits were non-interest bearing, compared to $44.8 million, or 5.8%, at December 31, 1997. Additional information regarding deposits is provided in Note 8 to the Consolidated Financial Statements.

         Borrowings - The Company's borrowings are comprised of advances from the Federal Home Loan Bank ("FHLB") of Dallas, which decreased $1.1 million, or 2.3%, from $46.7 million at December 31, 1997 to $45.6 million at December 31, 1998. The decrease in borrowings was due to normal amortization payments. The advances, which are fixed-rate and long-term, were used in prior years to fund fixed-rate and long-term single-family residential loans. For additional information, including maturities of the Company's borrowings, see Note 9 to the Consolidated Financial Statements.

         Stockholders' Equity - Stockholders' equity provides a source of permanent funding, allows for future growth and provides the Company with a cushion to withstand unforeseen adverse developments. At December 31, 1998, stockholders' equity totaled $124.0 million, an increase of $8.4 million from the previous year-end level. The increase in stockholders' equity in 1998 was the result of $10.1 million of net income, a $128,000 increase in unrealized gain on securities available for sale, $95,000 of proceeds from the exercise of stock options, $1.7 million of common stock released by the Company's Employee Stock Ownership Plan ("ESOP") trust and $569,000 of common stock earned by participants of the Company's Recognition and Retention Plan ("RRP") trust, all of which were partially offset by $3.7 million of cash dividends declared on the Company's common stock and $503,000 of the Company's common stock repurchased and placed into treasury.

         Federal regulations impose minimum regulatory capital requirements on all institutions with deposits insured by the Federal Deposit Insurance Corporation ("FDIC"). The Board of Governors of the Federal Reserve System ("FRB") imposes similar capital regulations on bank holding companies. At December 31, 1998, the

Company exceeded all regulatory capital ratio requirements with a tier 1 leverage capital ratio of 5.81%, a tier 1 risk-based capital ratio of 9.89% and a total risk-based capital ratio of 10.80%. At December 31, 1998, IBERIABANK exceeded all regulatory capital ratio requirements with a tier 1 leverage capital ratio of 5.76%, a tier 1 risk-based capital ratio of 9.77% and a total risk-based capital ratio of 10.68%. As part of the regulatory approval of the acquisition of branches from FCOM, the Bank has committed to have a tier 1 leverage capital ratio of 6.0% and 6.5% at June 30, 1999 and December 31, 1999, respectively. The graph at right displays the Company and IBERIABANK's regulatory capital position as of December 31, 1998, along with the applicable regulatory requirements.


---------------------
RESULTS OF OPERATIONS

         General - The Company reported net income of $10.1 million, $5.3 million and $5.3 million for the years ended December 31, 1998, 1997 and 1996, respectively. Earnings in 1998 include a $1.3 million, after taxes, gain on the sale of property. Earnings in 1997 include $1.2 million, after taxes, of non-operating charges and expenses. Earnings in 1996 include $1.9 million, after taxes, relating to the FDIC special assessment. Without these one-time or non-operating items, the Company would have reported net income of $8.8 million, $6.5 million and $7.2 million for the years ended December 31, 1998, 1997 and 1996, respectively. The 1998 results include all associated income and expense items relating to the acquired branch offices from the date of acquisition (September 10, 1998) until the end of the year. During 1998, interest income increased $9.9 million, interest expense increased $2.4 million, the provision for loan losses decreased $194,000, noninterest income increased $4.4 million, noninterest expense increased $4.8 million and income tax expense increased $2.4 million. Cash earnings (net income before the amortization of goodwill) were $12.0 million, $6.9 million and $5.7 million for the years ended December 31, 1998, 1997 and 1996, respectively.

         Net Interest Income - Net interest income is determined by interest rate spread (i.e. the difference between the yields earned on interest-earning assets and the rates paid on its interest-bearing liabilities) and the relative amounts of interest-earning assets and interest-bearing liabilities. The Company's average interest rate spread was 3.44%, 3.12% and 2.97% during the years ended December 31, 1998, 1997 and 1996, respectively. The Company's net interest margin (i.e., net interest income as a percentage of average interest-earning assets) was 3.97%, 3.66% and 3.77%, during the years ended December 31, 1998, 1997 and 1996, respectively. The net interest margin and net interest spread were adversely impacted by the acquisition of branches from FCOM in September of 1998. The net interest margin and net interest spread on the assets and liabilities acquired from FCOMwere lower than what the Company previously had due to the fact that loans purchased were only 28% of total assets acquired, with cash accounting for 64% of total assets acquired. The acquired cash was invested in relatively lower yielding investment securities, mortgage-backed securities and interest bearing cash accounts.

         Net interest income increased $7.5 million, or 23.0%, in 1998 to $39.9 million compared to $32.4 million in 1997. The reason for such increase was a $9.9 million, or 14.4%, increase in interest income, which was partially offset by a $2.4 million, or 6.7%, increase in interest expense. The increase was due to both the increase in asset size and an increase in the net interest margin. Net interest income increased $6.9 million, or 26.8%, in 1997 compared to 1996. Such increase was due to a $15.8 million, or 29.9%, increase in interest income, which was partially offset by a $8.9 million, or 32.8%, increase in interest expense.

         Interest Income - Interest income totaled $78.4 million for the year ended December 31, 1998, an increase of $9.9 million over the total of $68.5 million for the year ended December 31, 1997. This improvement was mainly due to an increase in the Company's average interest-earning assets of $119.0 million, or 13.4%, to $1.0 billion for the year ended December 31, 1998, caused primarily by the acquisition of branches from FCOM in September, 1998. Interest earned on loans increased $8.4 million, or 16.2%, in 1998. The increase was due to a $87.8 million, or 14.1%, increase in the average balance of loans together with a 15 basis point (with 100 basis points being equal to 1%) increase in the yield earned. Interest earned on investment securities decreased $1.2 million, or 18.6%, in 1998. The decrease was due to a $22.3 million, or 21.6%, decrease in the average balance of investment securities, which was partially offset by a 23 basis point increase in the yield earned. Interest earned on mortgage-backed securities increased $1.8 million, or 21.3%, in 1998. The increase was due to a $26.0 million, or 19.4%, increase in the average balance of mortgage-backed securities together with an 11 basis point increase in the yield earned. Interest income on other earning assets, primarily interest-bearing deposits, increased $807,000, or 45.8%, during 1998. The increase was due to a $27.4 million, or 102.7%, increase in the average balance of other earning assets, which was partially offset by a 185 basis point decrease in the yield earned. The weighted average yield on all interest earning assets increased from 7.73% in 1997 to 7.80% in 1998.

         Interest income amounted to $68.5 million and $52.7 million for the years ended December 31, 1997 and 1996, respectively. The $15.8 million, or 29.9%, increase in interest income in 1997 was due to a $11.8 million, or 29.3%, increase in interest income on loans, a $1.3 million, or 26.2%, increase in interest income on investment securities, and a $3.9 million, or 87.6%, increase in interest income on mortgage-backed securities, which was partially offset by a $1.3 million, or 41.7%, decrease in interest income on other earning assets.

         Interest Expense - Interest expense increased $2.4 million, or 6.7%, in 1998 to $38.5 million compared to $36.1 million in 1997. The reason for such increase was a $2.1 million, or 6.3%, increase in interest expense on deposits, together with a $316,000, or 10.2%, increase in interest expense on borrowings. The increase in interest expense on deposits was the result of a $94.7 million, or 12.9%, increase in the average balance of deposits, which was partially offset by a 26 basis point decrease in the average cost of deposits. The decrease in the average cost of deposits was both the result of the net cash withdrawals of relatively higher priced certificates of deposit together with the acquisition from FCOM of a significant amount of relatively lower priced deposits. The increase in the average balance of deposits was primarily the result of the acquisition from FCOM that took place during 1998. The increase in interest expense on borrowings was the result of a $5.7 million, or 12.0%, increase in the average balance of borrowings, which was partially offset by a ten basis point decrease in the average cost of borrowings. The reduced cost of funds was the primary cause of the increased net interest margin for 1998.

         Total interest expense amounted to $36.1 million and $27.1 million for the years ended December 31, 1997 and 1996, respectively. The $8.9 million, or 32.8%, increase in interest expense in 1997 compared to 1996 was due to a $216.5 million, or 38.3%, increase in the average balance of interest-bearing liabilities, which was partially offset by a 19 basis point decrease in the cost of interest-bearing liabilities.

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

(Dollars in Thousands)                                                 YEAR ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------------
                                                    1998                         1997                         1996
---------------------------------------------------------------------------------------------------------------------------
                                                            Average                     Average                      Average
                                        Average              Yield/  Average             Yield/   Average             Yield/
                                        Balance    Interest   Cost   Balance    Interest  Cost    Balance    Interest  Cost
---------------------------------------------------------------------------------------------------------------------------
Interest-earning assets:
  Loans receivable:
   Mortgage loans                     $  350,627   $27,944    7.97%  $377,776   $30,276   8.01%   $340,067   $27,793   8.17%
   Commercial loans                      149,627    14,317    9.57     89,982     8,896   9.89      46,431     4,414   9.51
   Consumer loans                        209,778    18,229    8.69    154,444    12,896   8.35      85,017     8,056   9.48
                                      ----------   -------           --------   -------           --------   -------
    Total loans                          710,032    60,490    8.52    622,202    52,068   8.37     471,515    40,263   8.54
                                      ----------   -------           --------   -------           --------   -------
Mortgage-backed securities               160,042    10,235    6.40    134,059     8,436   6.29      72,664     4,498   6.19
Investment securities                     80,623     5,057    6.27    102,880     6,216   6.04      80,565     4,926   6.11
Other earning assets                      54,160     2,568    4.74     26,723     1,761   6.59      53,535     3,020   5.64
                                      ----------   -------           --------   -------           --------   -------
    Total interest-earning assets      1,004,857    78,350    7.80    885,864    68,481   7.73     678,279    52,707   7.77
                                      ----------   -------           --------   -------           --------   -------
Non-interest earning assets               81,583                       58,793                       35,572
                                      ----------                     --------                     --------
    Total assets                      $1,086,440                     $944,657                     $713,851
                                      ==========                     ========                     ========
Interest-bearing liabilities:
  Deposits:
   Demand deposits                    $  196,254     4,801    2.45   $141,212     3,714   2.63    $ 84,921     2,151   2.53
   Regular savings deposits              114,943     2,541    2.21    115,882     2,949   2.54      69,892     1,860   2.66
   Certificates of deposit               517,952    27,707    5.35    477,325    26,294   5.51     362,745    20,006   5.52
                                      ----------   -------           --------   -------           --------   -------
    Total deposits                       829,140    35,049    4.23    734,419    32,957   4.49     517,558    24,017   4.64
  Borrowings                              52,936     3,409    6.44     47,281     3,093   6.54      47,610     3,119   6.55
                                      ----------   -------           --------   -------           --------   -------
    Total interest-bearing liabilities   882,076    38,458    4.36    781,700    36,050   4.61     565,168    27,136   4.80
                                      ----------   -------           --------   -------           --------   -------
Non-interest bearing demand deposits      69,670                       37,647                       23,603
Non-interest bearing liabilities          14,982                       10,583                        7,597
                                      ----------                     --------                     --------
    Total liabilities                    966,728                      829,930                      596,368
Stockholders' Equity                     119,712                      114,727                      117,483
                                      ----------                     --------                     --------
    Total liabilities and
      stockholders' equity            $1,086,440                     $944,657                     $713,851
                                      ==========                     ========                     ========
Net interest-earning assets           $  122,781                     $104,164                     $113,111
                                      ==========                     ========                     ========
Net interest income/interest
  rate spread                                      $39,892    3.44%             $32,431       3.12%          $25,571   2.97%
                                                   =======    ====              =======       ====           =======   ====
Net interest margin                                           3.97%                           3.66%                    3.77%
                                                              ====                            ====                     ====
Ratio of average interest-earning
  assets to average interest-bearing
  liabilities                             113.92%                      113.33%                      120.01%
                                          ======                       ======                       ======

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

(Dollars in Thousands)                                           Years ended December 31,
---------------------------------------------------------------------------------------------------------------------------
                                                   1998/1997                                 1997/1996
---------------------------------------------------------------------------------------------------------------------------
                                            Change Attributable To                    Change Attributable To
---------------------------------------------------------------------------------------------------------------------------
                                                                    Total                                    Total
                                                          Rate/   Increase                          Rate/  Increase
                                   Volume      Rate      Volume  (Decrease)    Volume      Rate    Volume (Decrease)
---------------------------------------------------------------------------------------------------------------------------
Interest-earning assets:
   Loans:
      Mortgage loans                $ (2,176)     $ (168)   $  12    $(2,332)    $ 3,082     $(539)   $ (60)  $ 2,483
      Commercial business loans        5,897        (286)    (190)     5,421       4,140       176      166     4,482
      Consumer and other loans         4,620         525      188      5,333       6,579      (957)    (782)    4,840
   Investment securities              (1,345)        237      (51)    (1,159)      1,364       (58)     (16)    1,290
   Mortgage-backed securities          1,635         137       27      1,799       3,800        75       63     3,938
   Other earning assets                1,808        (494)    (507)       807      (1,513)      508     (254)   (1,259)
---------------------------------------------------------------------------------------------------------------------------
      Total net change in income
         on interest-earning assets   10,439         (49)    (521)     9,869      17,452      (795)    (883)   15,774
---------------------------------------------------------------------------------------------------------------------------
Interest-bearing liabilities:
   Deposits:
      Demand deposits                  1,448        (260)    (101)     1,087       1,426        82       55     1,563
      Regular savings deposits           (24)       (387)       3       (408)      1,224       (81)     (54)    1,089
      Certificates of deposit          2,238        (760)     (65)     1,413       6,319       (24)      (7)    6,288
   Borrowings                            370         (48)      (6)       316         (22)       (4)       0       (26)
---------------------------------------------------------------------------------------------------------------------------
   Total net change in expense on
      interest-bearing liabilities     4,032      (1,455)    (169)     2,408       8,947       (27)      (6)    8,914
---------------------------------------------------------------------------------------------------------------------------
   Net change in net interest
      income                         $ 6,407      $1,406    $(352)    $7,461     $ 8,505     $(768)   $(877)  $ 6,860
===========================================================================================================================

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

         The Company made a provision for loan losses of $903,000 in 1998, compared to $1.1 million and $156,000 for 1997 and 1996, respectively. Net loan charge-offs for 1998 totaled $418,000, compared to $454,000 for 1997.

         The allowance for loan losses amounted to $7.1 million or .94% and 126.5% of total loans and total non-performing loans, respectively, at December 31, 1998 compared to .80% and 232.6%, respectively, at December 31, 1997. The allowance for loan losses increased $1.9 million, or 35.7%, from the $5.3 million at

December 31, 1997. The increase included $1.4 million added to the reserve as a purchase accounting adjustment in the acquisition of branches from FCOM. The decrease in the allowance for loan losses as a percentage of non-performing loans was the result of the increase in non-performing loans.

         Non-performing loans (non-accrual loans and accruing loans 90 days or more overdue) were $5.6 million and $2.3 million at December 31, 1998 and 1997, respectively. The increase in non-performing loans was primarily attributable to the following factors: (1) the overall increase in loan balances, (2) two large commercial loan relationships totaling $1.3 million which were past due 90 days at December 31, 1998 and (3) a general increase in the amount of non-performing loans which management attributes in part to administrative delays in the Bank's loan renewal and collection efforts. This resulted from the extensive demands on the staff in integrating the systems and operations acquired from FCOM as well as the Company's data processing conversion in September of 1998. The Company's foreclosed property amounted to $384,000 and $473,000 at December 31, 1998 and 1997, respectively. As a percentage of total assets, the Company's total non-performing assets, which consists of non-performing loans plus foreclosed property, amounted to $6.0 million, or .43% at December 31, 1998 compared to $2.7 million, or .29%, at December 31, 1997.

         Although management of the Company believes that the Company's allowance for loan losses was adequate at December 31, 1998, based on facts and circumstances available to it, there can be no assurances that additions to such allowance will not be necessary in future periods, which would adversely affect the Company's results of operations.

         Noninterest Income - For 1998, the Company reported noninterest income of $10.8 million compared to $6.4 million for 1997. The primary reasons for the $4.4 million, or 68.2%, increase in noninterest income was a $1.8 million gain on the sale of property realized in 1998, a $1.2 million, or 388.6%, increase in gains on the sale of loans, reflecting the Company's increased emphasis on the sale of newly originated fixed-rate single-family residential loans in the secondary market, a $1.4 million, or 39.8%, increase in service charges on deposit accounts reflecting an increase in the number of accounts that are subject to service charges (due primarily to the acquisition of deposits from FCOM), and a $329,000, or 24.4%, increase in other income, which was partially offset by a $263,000, or 98.9%, decrease in gain on the sale of investment securities and a $103,000, or 10.3% decrease in late charges and other fees on loans.

         Total noninterest income amounted to $6.4 million and $3.8 million for the years ended December 31, 1997 and 1996, respectively. The primary reasons for the $2.6 million, or 67.4%, increase in noninterest income during 1997 compared to 1996 was a $1.4 million, or 70.8%, increase in service charges on deposit accounts, a $251,000, or 456.4%, increase in gains on the sale of loans, a $303,000, or 43.3%, increase in late charges and other fees on loans, a $495,000, or 58.2%, increase in other income and $85,000 of gains on the sale of investment securities.

         Noninterest Expense - Noninterest expense includes salaries and employee benefits, occupancy expense, federal deposit insurance premiums (including, in 1996, the one-time special S A I F ("SAIF") assessment), advertising and marketing expense, computer service expense, amortization of goodwill and other acquired intangibles and other items. Noninterest expense amounted to $33.4 million, $28.6 million and $20.8 million for the three years ended December 31, 1998, 1997 and 1996, respectively. The primary reasons for the $4.8 million, or 16.8%, increase in noninterest expense for 1998 compared to 1997 were the acquisition of the 17 branch offices and their employees and continuing to build a commercial bank infrastructure. Salaries and employee benefits increased $2.5 million, or 18.0%, depreciation expense increased $501,000, or 35.3%, occupancy expense increased $316,000, or 16.7%, advertising expense increased $179,000, or 19.2%, telephone expense increased $335,000, or 57.1%, franchise and shares tax expense increased $112,000, or 12.1%, the amortization of goodwill and acquired intangibles increased $519,000, or 33.6%, other expenses increased $1.3 million, or 27.2%, computer expense decreased $690,000, or 43.5%, due primarily to the conversion to an in-house data processing system and the computer service contract cancellation penalty paid in 1997, and printing, stationery and supplies expense decreased $155,000, or 16.1%.

         The primary reasons for the $7.8 million, or 37.7%, increase in noninterest expense for 1997 compared to 1996 were having a full year of operating expenses for the nine offices acquired in 1996 and the two branch offices opened in 1996, operating expenses relating to two new branch offices opened in 1997, consolidating the two subsidiary banks and changing the Bank's name, cancellation of the Bank's long-term computer servicing contract with a resultant early termination penalty and continuing to build a commercial bank infrastructure.

         Income Taxes - For the years ended December 31, 1998, 1997 and 1996, the Company incurred income tax expense of $6.2 million, $3.8 million and $3.2 million, respectively. The Company's effective tax rate amounted to 37.9%, 41.4% and 37.6% during 1998, 1997 and 1996, respectively. The difference between the effective tax rate and the statutory tax rate primarily related to variances in the items that are either non-taxable or non-deductible, primarily the non-deductibility of part of the amortization of goodwill and acquisition intangibles, the non-deductible portion of the ESOP compensation expense and the capital loss carryforward used during 1998. For more information, see Note 10 to the Consolidated Financial Statements.

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

         The Company uses financial modeling to measure the impact of changes in interest rates on the net interest margin. As of December 31, 1998, the model indicated the impact of an immediate and sustained 200 basis point rise in rates over 12 months would approximate a .7% increase in net interest income, while a 200 basis point decline in rates over the same period would approximate a 1.4% decrease in net interest income from an unchanged rate environment.

         The preceding sensitivity analysis does not represent a Company forecast and should not be relied upon as being indicative of expected operating results. These hypothetical estimates are based upon numerous assumptions including the nature and timing of interest rate levels including yield curve shape, prepayments on loans and securities, deposit decay rates, pricing decisions on loans and deposits, reinvestment/replacement of asset and liability cash flows, and others. While assumptions are developed based upon current economic and local market conditions, the Company cannot make any assurances as to the predictive nature of these assumptions including how customer preferences or competitor influences might change. Also, as market conditions vary from those assumed in the sensitivity analysis, actual results will also differ due to: prepayment/refinancing levels likely deviating from those assumed, the varying impact of interest rate changes on caps or floors on adjustable rate assets, the potential effect of changing debt service levels on customers with adjustable rate loans, depositor early withdrawals and product preference changes and other internal/external variables. Furthermore, the sensitivity analysis does not reflect actions that the ALCO might take in responding to or anticipating changes in interest rates.

         As part of its asset/liability management strategy, the Company has emphasized the origination of consumer loans, commercial business loans and commercial real estate loans, all of which typically have shorter terms than residential mortgage loans and/or adjustable or variable rates of interest. The Company has also emphasized the origination of fixed-rate, long-term residential loans for sale in the secondary market. As of December 31, 1998, $243.6 million, or 32.0%, of the Company's total loan portfolio had adjustable interest rates.

         As part of the Company's asset/liability management strategies, the Company has limited its investments in investment securities to those with an estimated average life of seven years or less. In addition, at December 31, 1998, $27.6 million, or 12.0%, of the fixed-rate mortgage-backed securities had a balloon feature (the mortgage-backed security will mature and repay before the underlying loans have been fully amortized).

         The Company's strategy with respect to liabilities in recent periods has been to emphasize transaction accounts, particularly noninterest bearing transaction accounts, which are not as sensitive to changes in interest rates as time certificates of deposit. At December 31, 1998, 46.5% of the Company's deposits were in transaction accounts compared to 39.9% at December 31, 1997. Noninterest bearing transaction accounts total 10.0% of total deposits at December 31, 1998, compared to 5.8% of total deposits at December 31, 1997.

-------------------------------
LIQUIDITY AND CAPITAL RESOURCES

         The Company's liquidity, represented by cash and cash equivalents, is a product of its operating, investing and financing activities. The Company's primary sources of funds are deposits, borrowings, loan and mortgage-backed security amortizations, prepayments and maturities, maturities of investment securities and other short-term investments and funds provided from operations. While scheduled payments from the amortization of loans and mortgage-backed securities and maturing investment securities and short-term investments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. In addition, the Company invests excess funds in overnight deposits and other short-term interest-earning assets which provide liquidity to meet lending requirements. The Company has been able to generate sufficient cash through its deposits and borrowings (consisting of advances from the FHLB of Dallas). At December 31, 1998, the Company had $45.6 million of outstanding advances from the FHLB of Dallas. Additional advances available at December 31, 1998 from the FHLB of Dallas amounted to $253.4 million.

         Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments such as overnight deposits. On a longer-term basis, the Company maintains a strategy of investing in various lending products. The Company uses its sources of funds primarily to meet its ongoing commitments, to pay maturing certificates of deposit and deposit withdrawals, to fund loan commitments and to maintain a portfolio of mortgage-backed and investment securities. At December 31, 1998, the total approved loan commitments outstanding amounted to $51.1 million. At the same date, commitments under unused lines of credit, including credit card lines, amounted to $81.9 million. Certificates of deposit scheduled to mature in one year or less at December 31, 1998 totaled $467.9 million. Management believes that a significant portion of maturing deposits will remain on deposit with the Company. The Company anticipates it will continue to have sufficient funds together with available borrowings to meet its current commitments.

---------
YEAR 2000

         The Year 2000 (Y2K) issues affects the ability of computer systems to correctly process dates after December 31, 1999. These issues affect not only the Bank, but virtually all companies that utilize computer information systems.

         In November 1997, the Bank established a Y2K Task Force headed by a member of the Bank's senior management team. The mission of this task force was to achieve Y2K compliance for all software, hardware, and environmental systems that were dependent upon computer technology for their operation.

         In order to be ready for Year 2000, the Bank's Y2K Task Force developed a Year 2000 Action and Assessment Plan (the "Action Plan") which was presented to the Board of Directors in February, 1998. The Action Plan was developed using the guidelines outlined in the Federal Financial Institution's Examination Council "The Effect of 2000 on Computer Systems." The Y2K Task Force has been assigned the responsibility of reporting progress on the Action Plan to the Board of Directors on a quarterly basis.

         As part of the assessment phase of the project, the Y2K Task Force identified 58 mission critical systems, 28 sensitive and 24 non-critical applications. As a result of this assessment, the Bank undertook an aggressive plan in early 1998 to completely replace all of the major application systems with new state-of-the-art technology that was Y2K compliant. The conversion to these new systems took place in September of 1998. As of December 31, 1998, the Bank has incurred capital expenditures amounting to approximately $2.5 million for the replacement of the core application systems. All other systems were determined by the Task Force to be Y2K compliant "as is," or with some minor enhancements required. These enhancements are not expected to involve material additional costs.

         Additionally, a small number of mission critical systems are provided by third parties on a service bureau basis such as credit card processing and communication switching. Third party providers of these services are on schedule to certify Y2K readiness and complete testing by the second quarter 1999.

         To assure that all systems are Y2K compliant, internal testing and validation began in the fourth quarter 1998 and is scheduled to be completed by June 30, 1999. Currently the Bank is approximately 75% complete in its test and validation phase.

         No assurance can be given as to actual systems operations upon the turn of the century. However, based on information currently known to the Bank, and upon consideration of its testing efforts to date, management does not believe that the turn of the century will have an adverse impact on the company's operations and its ability to service its customers.

         Y2K also affects certain of the Bank's customers, particularly in the areas of access to funds and additional expenditures to achieve compliance. The Bank has engaged in a program of contacting its commercial customers regarding their awareness of the Y2K issues. Personal contact has been made with selected commercial customers to review their preparedness for Y2K. Additionally, the Bank has incorporated into our loan agreement documents, language that provides borrower assurance of Y2K compliance. Based on the replies received to date, it appears to the Bank that its' larger commercial customers are aware of the Y2K issue and are taking appropriate actions.

         The discussion above entitled "Year 2000" includes certain "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 ("PSLRA"). This statement is included for the express purpose of availing IBERIABANK of the protections of the safe harbor provisions of the PSLRA. Management's ability to predict results or effects of Year 2000 issues is inherently uncertain and is subject to factors that may cause actual results to differ materially from those projected. Factors that could affect the actual results include the possibility that certain remediation efforts and contingency plans will not operate as intended, the Company's failure to timely or completely identify all software and hardware applications requiring remediation, unexpected costs, and the uncertainty associated with the impact of Year 2000 issues on the banking industry and on the Company's customers, vendors, and others with whom it conducts business. Readers are cautioned not to place undue reliance on these forward looking statements.

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

--------------------------------
RECENT ACCOUNTING PRONOUNCEMENTS

         In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Statements ("SFAS") No. 128, Earning Per Share. This statement establishes standards for computing and presenting earnings per share ("EPS"). It will require the presentation of basic EPS on the face of the income statement with dual presentation of both basic and diluted EPS for entities with complex capital structures. The Company adopted this statement on December 31, 1997. Restatement of all prior years presented is required. The statement deals with reporting and disclosure issues and therefore did not have an impact on the financial statements.

         In June 1998, The FASB issued SFAS 133, Accounting for Derivative Instruments and Hedging Activities. The statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments imbedded in other contracts. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and the resulting designation. The statement is effective for fiscal years beginning after June 15, 1999. The Company currently has no derivatives and does not have any hedging activities. The adoption of this statement is not expected to have a material effect on financial position and results of operations.

         For additional information on these and other FASB statements see Note 1 to the Consolidated Financial Statements.

INDEPENDENT AUDITOR'S REPORT

                                                                 Samuel R. Lolan
                                                            Patrick J. Dauterive
                                                                  Lori D. Percle
                                                                Debbie B. Taylor
                                                           Katherine H. Armentor
Castaing Hussey Lolan & Dauterive, LLP
---Certified Public Accountants
--------------------------------------------------------------------------------
Charles E. Castaing, Retired
Roger E. Hussey, Retired                                         Robin G. Freyou
                                                               Dawn K. Gonsoulin
                                                            John G. Sarkies, Jr.


To the Board of Directors
ISB Financial Corporation and Subsidiaries
New Iberia, Louisiana

         We have audited the accompanying consolidated statements of financial condition of ISB Financial Corporation and Subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ISB Financial Corporation and Subsidiaries as of December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.


/s/Castaing, Hussey, Lolan & Dauterive, LLP


New Iberia, Louisiana
February 12, 1999


      525 Weeks Street x P.O. Box 14240 x New Iberia, Louisiana 70562-4240
     Ph.: 318-364-7221 x Fax: 318-364-7235 x email: chldcpa@net-connect.net
          Members of American Institute of Certified Public Accountants
               Society of Louisiana Certified Public Accountants

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
December 31, 1998 and 1997

(Dollars in Thousands, except share data)
                                                                                           1998            1997
                                                                                       --------------------------
ASSETS
Cash and Cash Equivalents:
   Cash on Hand and Due from Banks                                                      $  36,953        $ 11,959
   Interest Bearing Deposits - Federal Home Loan Bank                                     108,918          32,348
                                                                                       --------------------------
       Total Cash and Cash Equivalents                                                    145,871          44,307
Loans Held for Sale                                                                        18,495           4,377
Loans Receivable, net of allowance for loan losses of $7,135
   and $5,258, respectively                                                               761,175         654,867
Investment Securities:
   Held to Maturity (fair value of $2,675 and $1,813, respectively)                         2,673           1,811
   Available for Sale, at fair value                                                       97,085          75,506
Mortgage-Backed Securities Held to Maturity (fair value
   of $277,692 and $116,004, respectively)                                                277,798         115,125
Foreclosed Property                                                                           384             473
Federal Home Loan Bank Stock, at cost                                                      10,245           6,160
Premises and Equipment, Net                                                                27,326          19,253
Accrued Interest Receivable                                                                 7,667           5,514
Goodwill and Acquisition Intangibles                                                       45,352          16,358
Other Assets                                                                                7,559           3,531
                                                                                       --------------------------

Total Assets                                                                           $1,401,630        $947,282
                                                                                       ==========================

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
December 31, 1998 and 1997

(Dollars in Thousands, except share data)
                                                                                           1998            1997
                                                                                       --------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
Deposits                                                                               $1,218,698        $778,695
Federal Home Loan Bank Advances                                                            45,639          46,728
Advance Payments by Borrowers for Taxes and Insurance                                       1,228           1,429
Accrued Interest Payable on Deposits                                                        6,708             405
Accrued and Other Liabilities                                                               5,390           4,461
                                                                                       --------------------------
Total Liabilities                                                                       1,277,663         831,718
                                                                                       --------------------------
Commitments and Contingencies
Stockholders' Equity:
Preferred Stock of $1 Par Value; 5,000,000 shares authorized;
   -0- shares issued or outstanding                                                            -0-             -0-
Common Stock of $1 Par Value; 25,000,000 shares authorized;
   7,380,671 shares issued                                                                  7,381           7,381
Additional Paid-in-Capital                                                                 68,021          66,798
Retained Earnings (Substantially Restricted)                                               63,527          57,096
Unearned Common Stock Held by ESOP                                                         (3,267)         (3,921)
Unearned Common Stock Held by RRP Trust                                                    (3,683)         (4,082)
Treasury Stock, 498,805 and 478,643 shares, at cost                                        (8,361)         (7,929)
Accumulated Other Comprehensive Income                                                        349             221
                                                                                       --------------------------
Total Stockholders' Equity                                                                123,967         115,564
                                                                                       --------------------------
Total Liabilities and Stockholders' Equity                                             $1,401,630        $947,282
                                                                                       ==========================


       The accompanying Notes to Consolidated Financial Statements are an
                  integral part of these Financial Statements.

CONSOLIDATED STATEMENTS OF INCOME
Years Ended December 31, 1998, 1997 and 1996

(Dollars in Thousands, except per share data)
                                                                            1998            1997          1996
                                                                          ----------------------------------------
Interest Income:
   Interest on Loans                                                      $ 60,490       $ 52,068        $ 40,263
   Interest and Dividends on Investment Securities                           5,057          6,216           4,926
   Interest on Mortgage-Backed Securities                                   10,235          8,436           4,498
   Interest on Federal Home Loan Bank Deposits                               2,568          1,761           3,020
                                                                          ----------------------------------------
Total Interest Income                                                       78,350         68,481          52,707
                                                                          ----------------------------------------
Interest Expense:
   Interest on Deposits                                                     35,049         32,957          24,017
   Interest on Federal Home Loan Bank Advances                               3,409          3,093           3,119
                                                                          ----------------------------------------
Total Interest Expense                                                      38,458         36,050          27,136
                                                                          ----------------------------------------
Net Interest Income                                                         39,892         32,431          25,571
Provision for Loan Losses                                                      903          1,097             156
                                                                          ----------------------------------------
Net Interest Income After Provision For Loan Losses                         38,989         31,334          25,415
                                                                          ----------------------------------------
Noninterest Income:
   Gain on Sale of Investments, Net                                              3            266             181
   Gain of Sale of Property                                                  1,781             -0-             -0-
   Gain on Sale of Loans, Net                                                1,495            306              55
   Service Charges on Deposit Accounts                                       4,850          3,470           2,032
   Late Charges and Other Fees on Loans                                        899          1,002             699
   Other Income                                                              1,722          1,346             851
                                                                          ----------------------------------------
Total Noninterest Income                                                    10,750          6,390           3,818
                                                                          ----------------------------------------

CONSOLIDATED STATEMENTS OF INCOME
Years Ended December 31, 1998, 1997 and 1996

(Dollars in Thousands, except per share data)
                                                                            1998            1997          1996
                                                                          ----------------------------------------
Noninterest Expense:
   Salaries and Employee Benefits                                           16,125         13,671           8,475
   SAIF Deposit Insurance Premium                                              438            451           3,679
   Depreciation Expense                                                      1,919          1,418             998
   Occupancy Expense                                                         2,205          1,889           1,229
   Advertising Expense                                                       1,110            931             762
   Computer Expense                                                            896          1,586             624
   Printing, Stationery and Supplies Expense                                   806            961             424
   Telephone Expense                                                           922            587             328
   Franchise and Shares Tax Expense                                          1,037            925             987
   Amortization of Goodwill and Other
     Acquired Intangibles                                                    2,064          1,545             399
   Other Expenses                                                            5,898          4,637           2,873
                                                                          ----------------------------------------
Total Noninterest Expense                                                   33,420         28,601          20,778
                                                                          ----------------------------------------
Income Before Income Tax Expense                                            16,319          9,123           8,455
Income Tax Expense                                                           6,182          3,780           3,177
                                                                          ----------------------------------------
Net Income                                                                $ 10,137        $ 5,343         $ 5,278
                                                                          =======================================

Earnings Per Share - Basic                                                 $ 1.61        $ .86           $ .80
                                                                          =======================================

Earnings Per Share - Diluted                                               $ 1.56        $ .83           $ .80
                                                                          =======================================


       The accompanying Notes to Consolidated Financial Statements are an
                  integral part of these Financial Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended December 31, 1998, 1997 and 1996
(Dollars in Thousands)
                                                                                                     Unearned
                                                                         Retained       Unearned      Common
                                                          Additional     Earnings -      Common        Stock
                                                   Common   Paid-In   (Substantially   Stock Held     Held By    Treasury
                                                    Stock   Capital     Restricted)     By ESOP      RRP Trust    Stock
                                                   ------------------------------------------------------------------------
Balance, January 1, 1996                           $7,381   $65,293       $51,584       $(5,339)     $    -0-      $  -0-
Comprehensive Income:
   Net Income for the Year Ended
     December 31, 1996                                                      5,278
   Change in Unrealized Gain on Securities
     Available for Sale, Net of Deferred Taxes

Total Comprehensive Income
Cash Dividends Declared                                                    (2,202)
Common Stock Released by ESOP Trust                             432                         727
Common Stock Acquired by Recognition and
   Retention Plan Trust                                                                               (4,687)
Common Stock Earned by Participants of Recognition
   and Retention Plan Trust                                                                 211
Treasury Stock Acquired at Cost                                                                                   (4,859)
                                                   ------------------------------------------------------------------------
Balance, December 31, 1996                          7,381    65,725        54,660        (4,612)      (4,476)     (4,859)
Comprehensive Income:
   Net Income for the Year Ended December 31, 1997                          5,343
   Change in Unrealized Gain on Securities
     Available for Sale, Net of Deferred Taxes

Total Comprehensive Income
Cash Dividends Declared                                                    (2,907)
Stock Options Exercised                                           1                                                   19
Common Stock Released by ESOP Trust                             991                         691
Common Stock Earned by Participants of Recognition
   and Retention Plan Trust                                      81                                      394
Treasury Stock Acquired at Cost                                                                                   (3,089)
                                                   ------------------------------------------------------------------------
Balance, December 31, 1997                          7,381    66,798        57,096        (3,921)      (4,082)     (7,929)
Comprehensive Income:
   Net Income for the Year Ended December 31, 1998                         10,137
   Change in Unrealized Gain on Securities
     Available for Sale, Net of Deferred Taxes

Total Comprehensive Income
Cash Dividends Declared                                                    (3,706)
Stock Options Exercised, including Tax Benefit                   24                                                   71
Common Stock Released by ESOP Trust                           1,029                         654
Common Stock Earned by Participants of Recognition
   and Retention Plan Trust, including Tax Benefit              170                                      399
Treasury Stock Acquired at Cost                                                                                     (503)
                                                   ------------------------------------------------------------------------
Balance, December 31, 1998                         $7,381   $68,021       $63,527       $(3,267)     $(3,683)    $(8,361)
                                                   ========================================================================

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended December 31, 1998, 1997 and 1996
(Dollars in Thousands)
                                                    Accumulated      Total
                                                       Other         Stock-
                                                    Comprehensive   holders'
                                                       Income        Equity
                                                   -------------------------
Balance, January 1, 1996                               $ 758       $119,677
Comprehensive Income:
   Net Income for the Year Ended
     December 31, 1996                                                5,278
   Change in Unrealized Gain on Securities
     Available for Sale, Net of Deferred Taxes          (571)         (571)
                                                                   ---------
Total Comprehensive Income                                           4,707
Cash Dividends Declared                                             (2,202)
Common Stock Released by ESOP Trust                                  1,159
Common Stock Acquired by Recognition and
   Retention Plan Trust                                             (4,687)
Common Stock Earned by Participants of Recognition
   and Retention Plan Trust                                            211
Treasury Stock Acquired at Cost                                     (4,859)
                                                   -------------------------
Balance, December 31, 1996                               187       114,006
Comprehensive Income:
   Net Income for the Year Ended December 31, 1997                   5,343
   Change in Unrealized Gain on Securities
     Available for Sale, Net of Deferred Taxes            34            34
                                                                   ---------
Total Comprehensive Income                                           5,377
Cash Dividends Declared                                             (2,907)
Stock Options Exercised                                                 20
Common Stock Released by ESOP Trust                                  1,682
Common Stock Earned by Participants of Recognition
   and Retention Plan Trust                                            475
Treasury Stock Acquired at Cost                                     (3,089)
                                                   -------------------------
Balance, December 31, 1997                               221       115,564
Comprehensive Income:
   Net Income for the Year Ended December 31, 1998                  10,137
   Change in Unrealized Gain on Securities
     Available for Sale, Net of Deferred Taxes           128           128
                                                                   ---------
Total Comprehensive Income                                          10,265
Cash Dividends Declared                                             (3,706)
Stock Options Exercised, including Tax Benefit                          95
Common Stock Released by ESOP Trust                                  1,683
Common Stock Earned by Participants of Recognition
   and Retention Plan Trust, including Tax Benefit                     569
Treasury Stock Acquired at Cost                                       (503)
                                                   -------------------------
Balance, December 31, 1998                             $ 349      $123,967
                                                   =========================

       The accompanying Notes to Consolidated Financial Statements are an
                  integral part of these Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 1998, 1997 and 1996
(Dollars in Thousands)
                                                                            1998            1997          1996
---------------------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities:
Net Income                                                                $ 10,137       $  5,343         $ 5,278
Adjustments to Reconcile Net Income to Net Cash
 Provided by Operating Activities:
   Depreciation and Amortization                                             4,283          3,052           1,522
   Provision for Loan Losses                                                   903          1,097             156
   Compensation Expensed Recognized on RRP                                     443            414             211
   (Gain) Loss on Sale of Premises and Equipment                               (59)           178            (107)
   Gain on Sale of Property                                                  (1781)            -0-             -0-
   Loss (Gain) on Sale of Foreclosed Property                                  134            (30)             32
   Gain on Sale of Loans Held for Sale                                      (1,495)          (306)            (55)
   Gain on Sale of Investments                                                  (3)          (266)           (181)
   Amortization of Premium/Discount on Investments                             117            311             370
   Current Provision for Deferred Income Taxes                                (167)           161             381
   FHLB Stock Dividends                                                       (419)          (352)           (259)
   Loans Originated for Sale                                               (91,544)       (24,341)         (4,610)
   Proceeds From Loans Sold to Others                                       78,726         20,270           4,665
   Income Reinvested on Marketable Equity Security                            (326)          (329)           (306)
   ESOP Contribution                                                         1,683          1,629           1,146
   Net Change in Securities Classified as Trading                               -0-           630              (9)
   Changes in Assets and Liabilities:
      (Increase) Decrease in Accrued Interest Receivable                    (1,334)           153             588
      Decrease (Increase) in Other Assets and Other Liabilities                 33           (976)         (2,575)
---------------------------------------------------------------------------------------------------------------------------
Net Cash (Used In) Provided by Operating Activities                           (669)         6,638           6,247
---------------------------------------------------------------------------------------------------------------------------

Cash Flows From Investing Activities:
   Proceeds From Calls of Held to Maturity Securities                           68             -0-             -0-
   Proceeds From Sales of Available for Sale Securities                      4,498             -0-         12,207
   Proceeds From Maturities of Held to Maturity Securities                     365            405           2,142
   Proceeds From Maturities of Available for Sale Securities                29,345         56,100          40,625
   Principal Collections on Mortgage-Backed Securities                      46,571         35,487          11,903
   Purchases of Securities Held to Maturity                                 (1,295)            -0-         (1,576)
   Purchases of Securities Available for Sale                              (54,981)       (30,335)        (11,034)
   Purchases of Mortgage-Backed Securities                                (209,280)            -0-             -0-
   Decrease (Increase) in Loans Receivable, Net                             17,365        (85,417)        (62,919)
   Proceeds From FHLB Stock Redemption                                       1,162             -0-             24
   Purchases of FHLB Stock                                                  (4,828)            -0-             -0-
   Proceeds From Sale of Premises and Equipment                                202              2             238
   Purchases of Premises and Equipment                                      (4,348)        (5,271)         (1,812)
   Proceeds From Disposition of Real Estate Owned                            2,719            931             338
   Cash Received in Excess of Cash Paid on Branch Acquisition              292,439             -0-             -0-
   Cash Paid in Excess of Cash Received on Bank Acquisitions                    -0-            -0-        (17,521)
   Payments Received from Note Receivable                                       -0-           841              -0-
---------------------------------------------------------------------------------------------------------------------------
Net Cash Provided By (Used In) Investing Activities                        120,002        (27,257)        (27,385)
---------------------------------------------------------------------------------------------------------------------------
(Continued)

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 1998, 1997 and 1996
(Dollars in Thousands)
                                                                            1998            1997          1996
---------------------------------------------------------------------------------------------------------------------------
Cash Flows From Financing Activities:
   Net Change in Demand, NOW, Money Market and
      Savings Deposits                                                   $  28,266         21,523          16,248
   Net Change in Time Deposits                                             (40,841)        (3,112)         11,158
   Increase in Escrow Funds and Miscellaneous Deposits, Net                   (201)          (176)           (180)
   Proceeds From FHLB Advances                                             176,000             -0-          8,195
   Principal Repayments of FHLB Advances                                  (177,089)        (1,022)           (935)
   Dividends Paid to Shareholders                                           (3,479)        (2,604)         (2,159)
   Acquisition of Common Stock by RRP                                           -0-            -0-         (4,687)
   Proceeds from Sale of Treasury Stock                                         78             21              -0-
   Payments to Repurchase Common Stock                                        (503)        (3,089)         (4,859)
---------------------------------------------------------------------------------------------------------------------------
Net Cash (Used In) Provided by Financing Activities                        (17,769)        11,541          22,781
---------------------------------------------------------------------------------------------------------------------------
Net Increase (Decrease) In Cash and Cash Equivalents                       101,564         (9,078)          1,643
Cash and Cash Equivalents at Beginning of Period                            44,307         53,385          51,742
---------------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Period                                $145,871       $ 44,307        $ 53,385
---------------------------------------------------------------------------------------------------------------------------
Supplemental Schedule of Noncash Activities:
   Acquisition of Real Estate in Settlement of Loans                      $    929       $    566        $    308
   Transfer of Real Estate Owned to Land and Building                     $     -0-      $    168        $     -0-

Supplemental Disclosures:
Cash Paid (Received) For:
   Interest on Deposits and Borrowings                                    $ 34,745       $ 36,477        $ 26,618
   Income Taxes                                                           $  5,112       $  4,226        $  2,818
   Income Tax Refunds                                                     $   (495)      $   (938)       $     -0-

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

         IBERIABANK operates 26 full service offices located in south central Louisiana, 10 full service offices located in northeast Louisiana and 8 full service offices located in the greater New Orleans area. Iberia Financial Services, Inc. ("IFSI") is a wholly owned subsidiary of Iberia. IFSI's main source of income is commissions from discount brokerage services and sales of annuities. Finesco, Ltd. ("Finesco") is a wholly owned subsidiary of IFSI. Finesco's main source of income is derived from interest earned on financing insurance premiums.

         Jefferson Bank, formerly Jefferson Federal Savings Bank, ("Jefferson"), a Louisiana-chartered stock savings bank, was acquired on October 18, 1996 and was operated as a wholly owned subsidiary of the Company until it was merged into Iberia in September of 1997. See the related Acquisition footnote.

         Principles of Consolidation: The consolidated financial statements include the accounts of ISB Financial Corporation and its wholly owned subsidiary, Iberia, as well as all subsidiaries of Iberia. All significant intercompany balances and transactions have been eliminated in consolidation.

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

         While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company's allowances for losses on loans. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the allowance for losses on loans may change in the near term.

         Cash and Cash Equivalents: For purposes of presentation in the consolidated statements of cash flows, cash and cash equivalents are defined as cash and interest bearing and non-interest bearing funds on deposit at other financial institutions.

         Investment Securities: Investment securities that are held for short-term resale are classified as trading account securities and carried at fair value. The Company had no trading securities during 1998 or 1997. Debt securities that management has the ability and intent to hold to maturity are classified as held to maturity and carried at cost, adjusted for amortization of premiums and accretion of discounts using methods approximating the interest method. Other marketable securities are classified as available for sale and are carried at fair value. Realized and unrealized gains and losses on trading account securities are included in net income. Unrealized gains and losses on securities available for sale are recognized as a net amount in other comprehensive income.

Declines in the value of individual held to maturity and available for sale securities below their cost that are other than temporary are included in earnings as realized losses. The cost of securities sold is recognized using the specific identification method.

         Mortgage-Backed Securities: Mortgage-backed securities are classified as held to maturity, and are stated at cost, adjusted for amortization of premiums and accretion of discounts using a method that approximates level yield. Decline in the value of individual securities below their cost that are other than temporary are included in earnings as realized losses. The Company has the intent and ability to hold these securities to maturity.

         Federal Home Loan Bank Stock: Stock in the Federal Home Loan Bank of Dallas ("FHLB") is carried at cost. Since Iberia is a member of the FHLB, it is required to maintain an amount of FHLB stock based on its total assets. At December 31, 1998 and 1997, the institution held more than the required level of FHLB stock.

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

         Foreclosed Property: Real estate and other assets acquired in settlement of loans are recorded at the balance of the loan or at estimated fair value minus estimated costs to sell, whichever is less, at the date acquired, plus capital improvements made thereafter to facilitate sale. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of cost or fair value minus estimated costs to sell. Costs of holding real estate acquired in settlement of loans are shown as charges against income currently. Gains on sales of such real estate are taken into income based on the buyer's initial and continuing investment in the property. Other assets acquired in settlement of loans consist primarily of automobiles. Valuations are periodically performed by management, and an allowance for losses is established by a charge to operations if the carrying value of a property exceeds its fair value minus estimated costs to sell. The allowance for losses was $-0- at December 31, 1998 and 1997.

         Advertising Costs: The Company expenses all advertising costs as incurred. There were no direct-response advertising costs capitalized as of December 31, 1998 or 1997.

         Goodwill and Other Intangible Assets: Goodwill, representing the purchase price in excess of fair value of identifiable net assets at acquisition, is amortized over periods not exceeding 25 years. Other acquired intangible assets, such as core deposit intangibles, are amortized over the periods benefited, not exceeding 8 years. As events or circumstances warrant, the Company evaluates the recoverability of the unamortized balance based on expected future profitability and undiscounted future cash flows of the acquisitions and their contributions to the overall operation of the Company.

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

         The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

                  Cash and Cash Equivalents: The carrying amounts of cash and short term instruments approximate their fair value.

                  Investment Securities: Fair value equals quoted market prices and dealer quotes.

                  Loans: The fair value of mortgage loans receivable was estimated based on present values using entry-value rates at December 31, 1998 and 1997, weighted for varying maturity dates. Other loans receivable were valued based on present values using entry-value interest rates at December 31, 1998 and 1997 applicable to each category of loans.

                  Deposits: The fair value of NOW accounts, money market deposits and savings accounts was the amount payable on demand at the reporting date. Certificates of deposit were valued using a weighted average rate calculated based upon rates at December 31, 1998 and 1997 for deposits of similar remaining maturities.

                  Off-Balance   Sheet   Items:   The  Company  has   outstanding
         commitments to extend credit and standby letters of credit. These off-balance sheet financial instruments are generally exercisable at the market rate prevailing at the date the underlying transaction will be completed and, therefore, have no current fair value.

         Effects of New Accounting Pronouncements: In February 1997, the FASB issued SFAS No. 128, Earnings Per Share. This statement establishes standards for computing and presenting earnings per share ("EPS"). It requires the presentation of basic EPS on the face of the income statement with dual presentation of both basic and diluted EPS for entities with complex capital structures. Basic EPS excludes the dilutive effect that could occur if any securities or other contracts to issue common stock were exercised or converted into or resulted in the issuance of common stock. Basic EPS is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. The computation of diluted EPS is similar to the computation of basic EPS except the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued.

         In June 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income. This statement establishes standards for reporting and disclosure of comprehensive income and its components (revenues, expenses, gains and losses). This statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income (including, for example, unrealized holding gains and losses on available for sale securities) be reported in a financial statement similar to the statement of income and retained income. The accumulated balance of other comprehensive income is disclosed separately from retained income in the stockholders' equity section of the balance sheet. This statement is effective for the Company for the fiscal year beginning January 1, 1998. Adoption of this statement did not have a material impact on the financial condition or results of operations because it addresses reporting and disclosure issues.

         In June 1997, the FASB issued SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information. This statement establishes standards for the way public business enterprises report information about operating segments and establishes standards for related disclosures about products and services, geographic areas and major customers. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Information required to be disclosed includes segment profit or loss, certain specific revenue and expense items, segment assets and certain other information. This statement is effective for the Company for financial statements issued for the fiscal year beginning January 1, 1998. Adoption of this statement did not have a material impact on the financial condition or results of operations because it deals with reporting and disclosure issues.

         In June 1998, the Financial Accounting Standards Board issued SFAS 133, Accounting for Derivative Instruments and Hedging Activities. The statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments imbedded in other contracts. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The accounting for changes in the fair value of derivatives (that is, gains and losses) depends on the intended use of the derivative and the resulting designation. The statement is effective for fiscal years beginning after June 15, 1999. The Company currently has no derivatives and does not have any hedging activities. The adoption of this statement is not expected to have a material effect on financial position and results of operations.

         Reclassifications: Certain reclassifications have been made to the 1996
and  1997  consolidated   financial  statements  in  order  to  conform  to  the
classifications adopted for reporting in 1998.

NOTE 2 - CASH:

         The Company is required to maintain reserves which consist of vault cash and cash on deposit with the Federal Reserve Bank based on a percentage of customer deposits. The reserve balance required at December 31, 1998 and 1997 was $26,701,000 and $9,791,000, respectively.

NOTE 3 - INVESTMENT SECURITIES:

         The amortized cost and estimated fair values of investment securities (in thousands) at December 31, 1998 consisted of the following:

                                                                              Gross          Gross        Estimated
                                                             Amortized     Unrealized     Unrealized        Fair
                                                               Cost           Gains         Losses          Value
---------------------------------------------------------------------------------------------------------------------------
Securities Available for Sale:
   U.S. Government and Federal
     Agency Obligations                                        $90,594         $  653        $   (88)       $91,159
   Marketable Equity Security                                    5,962             -0-           (36)         5,926
---------------------------------------------------------------------------------------------------------------------------
Total Securities Available for Sale                            $96,556         $  653        $  (124)       $97,085
===========================================================================================================================

Securities Held to Maturity:
   Obligations of State and Political
     Subdivisions                                              $ 2,573           $  2           $ -0-       $ 2,575
   Other                                                           100             -0-            -0-           100
---------------------------------------------------------------------------------------------------------------------------
Total Securities Held to Maturity                              $ 2,673           $  2           $ -0-       $ 2,675
===========================================================================================================================

         The amortized cost and estimated fair value of investment securities at December 31, 1998, by contractual maturity, are shown below (in thousands). Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                    Securities Available               Securities
                                          for Sale                  Held to Maturity
------------------------------------------------------------------------------------------------
                                                 Estimated                     Estimated
                                 Amortized         Fair         Amortized        Fair
                                    Cost           Value          Cost           Value
------------------------------------------------------------------------------------------------
Due in one year or less             $25,553        $25,698          $  50         $  50
Due two through five years           10,060         10,230          1,328         1,330
Due five through ten years           54,981         55,231          1,295         1,295
------------------------------------------------------------------------------------------------
Subtotal                             90,594         91,159          2,673         2,675

Marketable Equity Security            5,962          5,926             -0-           -0-
------------------------------------------------------------------------------------------------
Totals                              $96,556        $97,085        $ 2,673       $ 2,675
================================================================================================


         Proceeds from the sale of available for sale investment securities during 1998 were $4,498,000. Gross gains of $3,000, before related income taxes of $1,000 and gross losses of $-0- were realized on those sales.

         Securities with carrying values of $3,994,000 and $3,256,000 at December 31, 1998 and 1997, respectively were pledged to secure public deposits.

         The amortized cost and estimated fair values of investment securities (in thousands) at December 31, 1997 consisted of the following:

                                                            Gross          Gross        Estimated
                                           Amortized     Unrealized     Unrealized        Fair
                                             Cost           Gains         Losses          Value
---------------------------------------------------------------------------------------------------------
Securities Available for Sale:
   U.S. Government and Federal
     Agency Obligations                      $69,534           $339           $ (1)       $69,872
   Marketable Equity Security                  5,637             -0-            (3)         5,634
---------------------------------------------------------------------------------------------------------
Total Securities Available for Sale          $75,171           $339           $ (4)       $75,506
=========================================================================================================

Securities Held to Maturity:
   Obligations of State and Political
     Subdivisions                            $ 1,643            $ 2           $ -0-       $ 1,645
   Other                                         168             -0-            -0-           168
---------------------------------------------------------------------------------------------------------
Total Securities Held to Maturity            $ 1,811            $ 2           $ -0-       $ 1,813
=========================================================================================================

         The Company had no sales of investment securities available for sale during 1997.

         Proceeds from the sale of available for sale investment securities during 1996 were $12,207,000. Gross gains of $174,000, before related income taxes of $59,000 and gross losses of $-0- were realized on those sales.

NOTE 4 - MORTGAGE-BACKED SECURITIES:

         All mortgage-backed securities are classified as held to maturity at December 31, 1998 and 1997 and consisted of the following (in thousands):

                                                    December 31, 1998
-----------------------------------------------------------------------------------------------
                                                  Gross          Gross        Estimated
                                 Amortized     Unrealized     Unrealized        Fair
                                   Cost           Gains         Losses          Value
-----------------------------------------------------------------------------------------------
FHLMC                             $ 76,542         $  261         $  (31)      $ 76,772
FNMA                                19,194            282             (3)        19,473
GNMA                                56,811            341            (62)        57,090
FNMA CMO                            26,211            118           (210)        26,119
FHLMC CMO                           78,712             85           (898)        77,899
Privately Issued                    20,328             15             (4)        20,339
-----------------------------------------------------------------------------------------------
Totals                            $277,798        $ 1,102        $(1,208)      $277,692
===============================================================================================

         There were no sales of mortgage-backed securities for the year ended December 31, 1998.

         Mortgage-backed securities include approximately $46,919,000 of adjustable rate securities and $230,879,000 of fixed rate securities at December 31, 1998. At December 31, 1998, $27,637,000 of the mortgage-backed securities had a balloon feature (the mortgage-backed security will mature and repay before the underlying loans have been fully amortized).

                                                    December 31, 1997
-----------------------------------------------------------------------------------------------
                                                  Gross          Gross        Estimated
                                 Amortized     Unrealized     Unrealized        Fair
                                   Cost           Gains         Losses          Value
-----------------------------------------------------------------------------------------------
FHLMC                             $ 54,285         $  271         $ (106)      $ 54,450
FNMA                                28,864            361            (11)        29,214
GNMA                                11,115            359           (130)        11,344
FNMA CMO                             9,468             -0-           (35)         9,433
FHLMC CMO                           10,901            234            (64)        11,071
Privately Issued                       492             -0-            -0-           492
-----------------------------------------------------------------------------------------------
Totals                            $115,125        $ 1,225         $ (346)      $116,004
===============================================================================================

         There were no sales of mortgage-backed securities for the years ended December 31, 1997 and 1996.

         Mortgage-backed securities include approximately $49,094,000 of adjustable rate securities and $66,031,000 of fixed rate securities at December 31, 1997. At December 31, 1997, $55,414,000 of the mortgage-backed securities had a balloon feature.

NOTE 5 - LOANS RECEIVABLE:

         Loans receivable (in thousands) at December 31, 1998 and 1997 consisted of the following:

                                                                                           1998            1997
---------------------------------------------------------------------------------------------------------------------------
Residential Mortgage Loans:
   Single-family Residential                                                             $301,468        $364,655
   Construction                                                                             7,549           8,027
---------------------------------------------------------------------------------------------------------------------------
      Total Mortgage Loans                                                                309,017         372,682
---------------------------------------------------------------------------------------------------------------------------
Commercial Loans:
   Business                                                                                83,368          59,964
   Real Estate                                                                            117,628          56,109
---------------------------------------------------------------------------------------------------------------------------
      Total Commercial Loans                                                              200,996         116,073
---------------------------------------------------------------------------------------------------------------------------
Consumer Loans:
   Home Equity                                                                             73,184          34,192
   Automobile                                                                              24,630           9,433
   Indirect Automobile                                                                    114,337          90,676
   Mobile Home Loans                                                                        2,511           3,226
   Educational Loans                                                                          624           9,458
   Credit Card Loans                                                                        4,584           4,150
   Loans on Savings                                                                         8,104          11,255
   Other   27,753                                                                           7,358
---------------------------------------------------------------------------------------------------------------------------
      Total Consumer Loans                                                                255,727         169,748
---------------------------------------------------------------------------------------------------------------------------
      Total Loans Receivable                                                              765,740         658,503
Allowance for Loan Losses                                                                  (7,135)         (5,258)
Prepaid Dealer Participations                                                               4,145           3,636
Unearned Discount                                                                            (236)           (160)
Deferred Loan Fees & Purchase Discounts, Net                                               (1,339)         (1,854)
---------------------------------------------------------------------------------------------------------------------------
Loans Receivable, Net                                                                    $761,175        $654,867
===========================================================================================================================

         Loans receivable include approximately $243,646,000 and $269,200,000 of adjustable rate loans and $522,094,000 and $389,303,000 of fixed rate loans at December 31, 1998 and 1997, respectively.

         The amount of loans for which the accrual of interest has been discontinued totaled approximately $1,379,000 and $2,150,000 at December 31, 1998 and 1997, respectively. Impaired loans are not material to the consolidated financial statements.

         A summary of changes in the allowance for loan losses (in thousands) for the years ended December 31, 1998, 1997 and 1996 is as follows:

                                                       1998            1997          1996
------------------------------------------------------------------------------------------------------
Balance, Beginning of Year                            $ 5,258        $ 4,615         $ 3,746
Allowance for Loan Losses from Acquisitions             1,392             -0-          1,114
Provision Charged to Operations                           903          1,097             156
Loans Charged-Off                                        (863)          (803)           (616)
Recoveries                                                445            349             215
------------------------------------------------------------------------------------------------------
Balance, End of Year                                  $ 7,135        $ 5,258         $ 4,615
======================================================================================================

         Fixed rate loans receivable (in thousands) as of December 31, 1998 are scheduled to mature and adjustable rate loans are scheduled to reprice as follows:

                                          Under 1         1 to 5          6 to 10        Years 11
                                           Year            Years           Years         and over        Total
---------------------------------------------------------------------------------------------------------------------------
Mortgage Loans:
   Fixed Rate                             $ 11,496        $ 49,903        $ 55,116       $ 45,949        $162,464
   Adjustable Rate                          43,315          67,840          35,398             -0-        146,553
Commercial Loans:
   Fixed Rate                               56,544          62,401           4,008          1,380         124,333
   Adjustable Rate                          76,663              -0-             -0-            -0-         76,663
Consumer Loans:
   Fixed Rate                               83,458         141,042          10,569            228         235,297
   Adjustable Rate                          20,430              -0-             -0-            -0-         20,430
---------------------------------------------------------------------------------------------------------------------------
Totals                                    $291,906        $321,186        $105,091       $ 47,557        $765,740
===========================================================================================================================

NOTE 6 - LOAN SERVICING:

         Mortgage loans serviced for others are not included in the accompanying consolidated statements of financial condition. The unpaid principal balances of mortgage loans serviced for others was $27,177,000 and $15,110,000 at December 31, 1998 and 1997, respectively.

         Custodial escrow balances maintained in connection with the foregoing portfolio of loans serviced for others, and included in demand deposits, were approximately $129,000 and $89,000 at December 31, 1998 and 1997, respectively.

         Mortgage loan servicing rights of $116,000 and $42,000 were capitalized in 1998 and 1997, respectively. Amortization of mortgage servicing rights was $15,000, $5,000 and $2,000 in 1998, 1997 and 1996, respectively. The balance of mortgage servicing rights was $163,000 and $62,000 at December 31, 1998 and 1997, respectively.

NOTE 7 - PREMISES AND EQUIPMENT:

         Premises and equipment (in thousands) at December 31, 1998 and 1997 is summarized as follows:

                                                   1998            1997
-----------------------------------------------------------------------------------
Land                                              $ 4,089         $ 3,743
Buildings                                          18,265          14,980
Furniture, Fixtures and Equipment                  14,145          11,465
-----------------------------------------------------------------------------------
                                                   36,499          30,188
Less Accumulated Depreciation                       9,173          10,935
-----------------------------------------------------------------------------------
Total Premises and Equipment                     $ 27,326        $ 19,253
===================================================================================

         The Company actively engages in leasing office space that it has available. Leases have different terms ranging from month-to-month rental to five year leases. At December 31, 1998, the monthly lease income was $23,000 per month. Total lease income for 1998, 1997 and 1996 was $355,000, $362,000 and $361,000, respectively. Income from leases was reported as a reduction in occupancy expense. The total allocated cost of the portion of the buildings held for lease at December 31, 1998 and 1997 was $2,567,000 and $2,583,000, respectively, with related accumulated depreciation of $928,000 and $852,000, respectively.

         The Company leases certain branch offices, land and ATM facilities through noncancellable operating leases with terms that range from one to twenty years, with renewal options thereafter.

         Minimum future annual rent commitments under these agreements as of December 31, 1998 are:

Year Ending December 31,                 Amount
------------------------------------------------
          1999                        $  500,709
          2000                           502,929
          2001                           316,956
          2002                           252,976
   2003 and Thereafter                 1,074,100
------------------------------------------------
          Total                       $2,647,670
================================================

NOTE 8 - DEPOSITS:

         An analysis of deposits (in thousands) as of December 31, 1998 and 1997 is as follows:

                                                                   December 31, 1998
---------------------------------------------------------------------------------------------------
                                                Weighted                                    Percent
                                              Average Rate              Balance            to Total
---------------------------------------------------------------------------------------------------
Non-Interest Bearing DDA                          .00%               $  121,825              10.00%
NOW Accounts                                     1.93%                  210,891              17.30
Money Market Deposit                             2.57%                  102,357               8.40
---------------------------------------------------------------------------------------------------
   Total Demand Deposits                                                435,073              35.70
---------------------------------------------------------------------------------------------------
Regular Savings                                  2.00%                  131,300              10.77
---------------------------------------------------------------------------------------------------
Certificates of Deposit:
   Less than 2.99%                                                          854                .07
   3.0 to 3.99%                                                          45,738               3.75
   4.0 to 4.99%                                                         183,984              15.10
   5.0 to 5.99%                                                         319,736              26.24
   6.0 to 6.99%                                                          95,769               7.86
   7.0 to 7.99%                                                           6,001                .49
   8.0 and over                                                             243                .02
---------------------------------------------------------------------------------------------------
      Total Certificates of Deposit              5.17%                  652,325              53.53
---------------------------------------------------------------------------------------------------
Total Deposits                                   3.54%               $1,218,698             100.00%
===================================================================================================

                                                                 December 31, 1997
-------------------------------------------------------------------------------------------------
                                              Weighted                                    Percent
                                            Average Rate              Balance            to Total
-------------------------------------------------------------------------------------------------
Non-Interest Bearing DDA                        .00%                 $ 44,862               5.76%
NOW Accounts                                   1.85%                   83,282              10.70
Money Market Deposit                           3.50%                   73,076               9.38
-------------------------------------------------------------------------------------------------
   Total Demand Deposits                                              201,220              25.84
-------------------------------------------------------------------------------------------------
Regular Savings                                2.41%                  109,532              14.07
-------------------------------------------------------------------------------------------------
Certificates of Deposit:
   Less than 2.99%                                                         90                .01
   3.0 to 3.99%                                                         2,665                .34
   4.0 to 4.99%                                                        88,826              11.41
   5.0 to 5.99%                                                       275,302              35.35
   6.0 to 6.99%                                                        95,824              12.31
   7.0 to 7.99%                                                         5,068                .65
   8.0 and over                                                           168                .02
-------------------------------------------------------------------------------------------------
      Total Certificates of Deposit            5.58%                  467,943              60.09
-------------------------------------------------------------------------------------------------
Total Deposits                                 4.22%                 $778,695             100.00%
=================================================================================================

         Certificates of deposit with a balance of $100,000 and over were $130,631,000 and $93,728,000 at December 31, 1998 and 1997, respectively.

         A schedule of maturities of certificates of deposit (in thousands) at December 31, 1998 is as follows:

                                                                                            2003 and
                                 1999            2000           2001            2002       Thereafter        TOTAL
---------------------------------------------------------------------------------------------------------------------------
Less than 2.99%                 $  854          $  -0-          $  -0-        $   -0-         $  -0-         $  854
    3.0 to 3.99%                41,826          1,599           2,088             30            196          45,739
    4.0 to 4.99%               130,669         36,348          13,551            882          2,534         183,984
    5.0 to 5.99%               233,673         69,788           8,765          4,583          2,927         319,736
    6.0 to 6.99%                59,383         16,714          15,343          4,078            250          95,768
    7.0 to 7.99%                 1,393          3,403             453            678             75           6,002
    8.0 and over                    78              5              -0-            86             73             242
---------------------------------------------------------------------------------------------------------------------------
Total Certificates
    of Deposit                $467,876       $127,857        $ 40,200       $ 10,337        $ 6,055        $652,325
===========================================================================================================================

         Interest expense on deposits (in thousands) is summarized as follows:

                                                 For The Years Ended December 31,
----------------------------------------------------------------------------------------------
                                               1998            1997          1996
----------------------------------------------------------------------------------------------
NOW Accounts                                  $ 2,361        $ 1,537          $  854
Money Market Deposits                           2,438          2,177           1,297
Regular Savings                                 2,543          2,949           1,860
Certificates of Deposit                        27,707         26,294          20,006
----------------------------------------------------------------------------------------------
Total Interest Expense on Deposits           $ 35,049       $ 32,957        $ 24,017
==============================================================================================

NOTE 9 - FEDERAL HOME LOAN BANK ADVANCES:

         Federal Home Loan Bank advances (in thousands) at December 31, 1998 and 1997 is summarized as follows:

                                   1998            1997
-------------------------------------------------------------------
Interest Rate:
   5.0% to 5.99%                  $ 4,579         $ 4,778
   6.0% to 6.99%                   36,896          37,735
   7.0% to 7.99%                    4,164           4,215
-------------------------------------------------------------------
   Total Advances                $ 45,639        $ 46,728
===================================================================

         Advances at December 31, 1998 have maturities in future years as follows (in thousands):

Year Ending December 31,                  Amount
----------------------------------------------------------
          2000                           $ 7,292
          2001                             4,085
          2002                             9,233
          2005                            10,063
          2006                             1,628
       After 2006                         13,338
----------------------------------------------------------
                                        $ 45,639
==========================================================

         Repayments are amortized over periods ranging from fifteen to thirty years, and have a balloon feature at maturity. All advances are collateralized by a blanket pledge of mortgage loans and a secondary pledge of FHLB stock and FHLB demand deposits. Total additional advances available from the FHLB at December 31, 1998 were $257,158,000. Borrowings in excess of the existing limit can be obtained with a pledge of investment securities and mortgage-backed securities.

NOTE 10 - INCOME TAXES:

         The provision for income tax expense (in thousands) consists of the following:

                                            For The Years Ended December 31,
-------------------------------------------------------------------------------
                                          1998            1997          1996
-------------------------------------------------------------------------------
Current Expense:
   Federal                               $ 6,386        $ 3,653         $ 2,756
   State                                     (37)           (34)             40
-------------------------------------------------------------------------------
      Total Current Expense                6,349          3,619           2,796
Deferred Federal (Benefit) Expense          (167)           161             381
-------------------------------------------------------------------------------
Total Income Tax Expense                 $ 6,182        $ 3,780         $ 3,177
===============================================================================

         There was a balance due of federal income taxes of $381,000 at December 31, 1998 and an overpayment of federal income taxes of $1,219,000 at December 31, 1997.

         At December 31, 1998, the Company had the following tax carryovers assumed in the Royal Bankgroup acquisition: Federal net operating loss of $1,217,000, expiring in 2003 through 2012, and a capital loss of $350,000, expiring in 1999. The capital loss carryover is only available to offset capital gains, and a valuation allowance has been established equal to the total amount at December 31, 1998 and 1997. The change in the valuation allowance relates to the amount of capital loss carryover utilized in 1998.

         The provision for federal income taxes differs from the amount computed by applying the federal income tax statutory rate of 34 percent on income from operations as indicated in the following analysis (in thousands):

                                                            For The Years Ended December 31,
------------------------------------------------------------------------------------------------
                                                          1998            1997          1996
------------------------------------------------------------------------------------------------
Federal Tax Based on Statutory Rate                      $ 5,548        $ 3,102         $ 2,875
Increase (Decrease) Resulting from:
   Portion of Income Taxed at 35%                             63             -0-             -0-
   Effect of Tax-Exempt Income                               (94)           (49)            (46)
   Amortization of Goodwill and Other Acquired
      Intangibles                                            483            523             133
   Interest and Other Nondeductible Expenses                  37             25              17
   Nondeductible ESOP Expense                                318            319             142
   State Income Tax on Non-Bank Entities                     (37)           (34)             18
   Other                                                      42            (12)             38
   Benefit from Change in Deferred Tax Valuation
      Allowance                                             (178)           (94)             -0-
------------------------------------------------------------------------------------------------
   Income Tax Expense                                    $ 6,182        $ 3,780         $ 3,177
================================================================================================

         The net deferred tax liability (in thousands) at December 31, 1998 and 1997 is as follows:

                                                                       1998            1997
----------------------------------------------------------------------------------------------
Deferred Tax Asset:
   Allowance for Loan Losses                                          $ 1,112          $  739
   Deferred Directors' Fees                                               106             133
   Net Operating Loss Carryover                                           414             412
   Capital Loss Carryover                                                 119             297
   ESOP and RRP                                                           234             212
   Other                                                                  316             171
----------------------------------------------------------------------------------------------
      Subtotal                                                          2,301           1,964
----------------------------------------------------------------------------------------------
Deferred Tax Liability:
   FHLB Stock                                                            (826)           (850)
   Premises and Equipment                                              (1,399)         (1,101)
   Unrealized Gain on Investments Classified as Available for Sale       (180)           (114)
   Deferred Gain on Like-Kind Exchange                                   (335)             -0-
   Other                                                                   (1)           (263)
----------------------------------------------------------------------------------------------
      Subtotal                                                         (2,741)         (2,328)
----------------------------------------------------------------------------------------------
   Deferred Tax Liabilities, Net of Deferred Tax Assets                  (440)           (364)
         Deferred Tax Valuation Reserve                                  (119)           (297)
----------------------------------------------------------------------------------------------
         Net Deferred Tax Liability                                    $ (559)         $ (661)
==============================================================================================

         A summary of the changes in the net deferred tax asset (liability) for the years ended December 31, 1998 and 1997 is as follows (in thousands):

                                                             1998            1997
------------------------------------------------------------------------------------
Balance, Beginning                                           $ (661)         $ (482)
Deferred Tax Benefit (Expense), Charged to Operations           167            (161)
Unrealized Gain on Available for Sale Securities,
   Charged to Equity                                            (65)            (18)
------------------------------------------------------------------------------------
Balance, Ending                                              $ (559)         $ (661)
====================================================================================

         Retained earnings at December 31, 1998 and 1997, included approximately $14,791,000 accumulated prior to January 1, 1987 for which no provision for federal income taxes has been made. If this portion of retained earnings is used in the future for any purpose other than to absorb bad debts, it will be added to future taxable income.

NOTE 11 - EARNINGS PER SHARE:

         The Company adopted SFAS 128, as of December 31, 1997. Restatement of earnings per share for all prior periods presented is required. Weighted average shares of common stock outstanding for basic EPS excludes the weighted average shares not released by the Employee Stock Ownership Plan ("ESOP") (359,164, 426,448 and 497,342 shares at December 31, 1998, 1997 and 1996, respectively) and the weighted average unvested shares in the Recognition and Retention Plan ("RRP") (257,171, 281,448 and 176,327 shares at December 31, 1998, 1997 and
1996, respectively). The effect on diluted EPS of stock option shares outstanding and unvested RRP shares is calculated using the treasury stock method. The following sets forth the computation of net income per common share and net income per common share-assuming dilution.

                                                             For The Years Ended December 31,
--------------------------------------------------------------------------------------------------
                                                           1998           1997            1996
--------------------------------------------------------------------------------------------------
Numerator:
   Income Applicable to Common Shares -                 $10,137,000     $5,343,000      $5,278,000
==================================================================================================
Denominator:
   Weighted Average Common Shares
      Outstanding                                         6,280,962      6,224,902       6,559,883
   Effect of Dilutive Securities:
      Stock Options Outstanding                             185,235        180,911           8,252
      RRP Grants                                             36,620         52,936           3,756
--------------------------------------------------------------------------------------------------
   Weighted Average Common Shares Outstanding -
      Assuming Dilution                                   6,502,817      6,458,749       6,571,891
==================================================================================================
Earnings per Common Share                                   $ 1.61         $  0.86          $ 0.80
==================================================================================================
Earnings per Common Share - Assuming Dilution               $ 1.56         $  0.83          $ 0.80
==================================================================================================

NOTE 12 - CAPITAL REQUIREMENTS AND OTHER REGULATORY MATTERS:

         The Company and Iberia are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory -- and possibly additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Iberia must meet specific capital guidelines that involve quantitative measures of Iberia's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Iberia's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

         To be classified as a well capitalized financial institution, Tier 1 leverage capital, Tier 1 risk-based capital and Total risk-based capital must be at least five, six and ten percent, respectively. At December 31, 1998 and 1997, Iberia was classified as well capitalized. There are no conditions or events since those dates that management believes have changed Iberia's category.

         In connection with the acquisition of branch deposits and related assets from certain banking subsidiaries of First Commerce Corporation in September 1998, additional capital requirements were imposed on Iberia by the federal and state banking agencies. Iberia is currently required to have Tier I leverage capital of 6.0% at June 30, 1999 and 6.5% at December 31, 1999.

         The Company and Iberia met all regulatory capital requirements as follows (in thousands):

                                                      December 31, 1998
---------------------------------------------------------------------------------------------
                                        Required                              Actual
                                 Amount           Percent            Amount          Percent
---------------------------------------------------------------------------------------------
Tier 1 leverage capital:
   ISB Financial Corp.          $ 53,860          4.00%             $ 78,226          5.81%
   IBERIABANK                     53,594          4.00%               77,131          5.76%
Tier 1 risk-based capital:
   ISB Financial Corp.            31,624          4.00%               78,226          9.89%
   IBERIABANK                     31,575          4.00%               77,131          9.77%
Total risk-based capital:
   ISB Financial Corp.            63,248          8.00%               85,361         10.80%
   IBERIABANK                     63,149          8.00%               84,266         10.68%

                                                      December 31, 1997
---------------------------------------------------------------------------------------------
                                        Required                              Actual
                                 Amount           Percent            Amount          Percent
---------------------------------------------------------------------------------------------
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

         Iberia is restricted under applicable laws in the payment of dividends to an amount equal to current year earnings plus undistributed earnings for the immediately preceding year, unless prior permission is received from the Commissioner of Financial Institutions for the State of Louisiana. Dividends payable without permission by Iberia in 1999 will be limited to 1999 earnings plus an additional $7,271,000. The Tier I leverage capital requirements currently in effect may also limit Iberia's ability to pay dividends to the Company.

NOTE 13 - BENEFIT PLANS:

401(k) Profit Sharing Plan

         The Company has a non-contributory profit sharing plan covering substantially all of its employees. Annual employer contributions to the plan are set by the Board of Directors. Contributions for December 31, 1998, 1997 and 1996, were $-0-, $-0- and $-0-, respectively. The Company converted the Profit Sharing Thrift Plan to a 401(k) Profit Sharing Plan effective January 1, 1995. The amended plan provides, among other things, that participants in the plan be able to direct the investment of their account balances within the Profit Sharing Plan into alternative investment funds. Participant deferrals under the salary reduction election may be matched by the employer based on a percentage to be determined annually by the employer. There was no matching of participant deferrals by the employer for the years ended December 31, 1998, 1997 and 1996.

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

         Compensation cost related to the ESOP for the years ended December 31, 1998, 1997 and 1996 was $1,590,000, $1,629,000, and $1,146,000, respectively.
The fair value of the unearned ESOP shares, using the closing quoted market price per share for that day was approximately $7,227,000 and $11,714,000 at December 31, 1998 and 1997, respectively.

         A summary of the ESOP share allocation is as follows:

                                                           For The Years Ended December 31,
-----------------------------------------------------------------------------------------------
                                                         1998            1997          1996
-----------------------------------------------------------------------------------------------
Shares allocated beginning of year                      197,952        128,853          56,469
Shares allocated during year                             65,458         69,099          72,738
Shares distributed during the year                      (16,415)            -0-           (354)
-----------------------------------------------------------------------------------------------
Total allocated shares held by ESOP at year end         246,995        197,952         128,853
Unreleased shares                                       326,659        392,117         461,216
-----------------------------------------------------------------------------------------------
Total ESOP shares                                       573,654        590,069         590,069
===============================================================================================

Recognition and Retention Plan (RRP):

         The Company established the RRP for certain officers and directors during the year ended December 31, 1996. Following stockholder approval of the RRP on May 24, 1996, the Company purchased 295,226 shares of the Corporation's common stock in the open market at $15.875 per share to fully fund the related trust and to be awarded in accordance with the provisions of the RRP. The cost of the shares of restricted stock awarded under these plans are recorded as unearned compensation, a contra equity account. The fair value of the shares on the date of award will be recognized as compensation expense over the vesting period, which is seven years. The holders of the restricted stock receive dividends and have the right to vote the shares. For the years ended December 31, 1998, 1997 and 1996 the amount included in compensation expense was $442,000, $416,000 and $211,000 respectively. The weighted average grant date fair value of the restricted stock granted under the RRP during the years ended December 31, 1998, 1997 and 1996 was $26.19, $25.37 and $15.92 respectively. A summary of the changes in restricted stock follows:

                                         Unawarded        Awarded
                                           Share          Shares
---------------------------------------------------------------------------
Balance, January 1, 1996                       -0-             -0-
Purchased by Plan                         295,226              -0-
Granted                                  (165,364)        165,364
Forfeited                                   3,936          (3,936)
Earned and Issued                              -0-             -0-
---------------------------------------------------------------------------
Balance, December 31, 1996                133,798         161,428
Granted                                   (28,500)         28,500
Forfeited                                   3,374          (3,374)
Earned and Issued                              -0-        (23,061)
---------------------------------------------------------------------------
Balance, December 31, 1997                108,672         163,493
Granted                                    (6,000)          6,000
Forfeited                                   7,387          (7,387)
Earned and Issued                              -0-        (25,411)
---------------------------------------------------------------------------
Balance, December 31, 1998                110,059         136,695
===========================================================================

1996 Stock Option Plan:

         In 1996, the Company adopted a stock option plan for the benefit of directors, officers, and other key employees. The number of shares of common stock reserved for issuance under the stock option plan was equal to 738,067 shares or 10 percent of the total number of common shares sold in the Company's initial public offering of its common stock upon the mutual-to-stock conversion of Iberia Savings Bank. The option exercise price cannot be less than the fair value of the underlying common stock as of the date of the option grant and the maximum option term cannot exceed ten years. The stock options granted to directors and officers are exercisable in seven equal annual installments. No compensation expense was recognized in 1998, 1997 or 1996 related to the stock option plan.

         The stock option plan also permits the granting of Stock Appreciation Rights ("SAR's"). SAR's entitle the holder to receive, in the form of cash or stock, the increase in the fair value of Company stock from the date of grant to the date of exercise. No SAR's have been issued under the plan.

         The following table summarizes the activity related to stock options :

                                                                                 Weighted
                                        Available             Options             Average
                                        for Grant           Outstanding       Exercise Price
--------------------------------------------------------------------------------------------
At inception, May 24, 1996               738,067                   -0-
Granted                                 (654,118)             654,118            $  15.92
Canceled                                  10,395              (10,395)              15.88
Exercised                                     -0-                  -0-
--------------------------------------------------------------------------------------------
At December 31, 1996                      94,344              643,723               15.92
Granted                                  (90,650)              90,650               23.31
Canceled                                  25,611              (25,611)              18.73
Exercised                                     -0-              (1,318)              15.88
--------------------------------------------------------------------------------------------
At December 31, 1997                      29,305              707,444               16.76
Granted                                  (34,500)              34,500               25.61
Canceled                                  49,972              (49,972)              19.13
Exercised                                     -0-              (4,838)              16.17
--------------------------------------------------------------------------------------------
At December 31, 1998                      44,777              687,134               17.04
=====================================================================
Exerciseable at December 31, 1996                                  -0-
=====================================================================
Exerciseable at December 31, 1997                              89,399             $ 15.92
============================================================================================
Exerciseable at December 31, 1998                             178,354             $ 16.29
============================================================================================

         The following table presents the weighted average remaining life as of December 31, 1998 for options outstanding within the stated exercise prices:

                                       Outstanding                          Exerciseable
-----------------------------------------------------------------------------------------------
                                        Weighted        Weighted                     Weighted
      Exercise          Number           Average         Average        Number        Average
     Price Range          of            Exercise        Remaining         of         Exercise
      Per Share         Options           Price           Life          Options        Price
-----------------------------------------------------------------------------------------------
      $ 15.88           579,341         $ 15.88         7.4 years      165,526        $ 15.88
$ 17.00 to $ 19.63       21,500         $ 18.04         8.1 years        4,571          17.90
$ 20.25 to $ 25.00       52,357         $ 23.16         8.5 years        6,480          23.30
$ 25.13 to $ 28.25       33,936         $ 26.87         9.1 years        1,777          25.72

         In October 1995, the FASB issued SFAS 123. SFAS 123 requires disclosure of the compensation cost for stock-based incentives granted after January 1, 1995 based on the fair value at grant date for awards. Applying SFAS 123 would result in pro forma net income and earnings per share amounts as follows:

                                                             1998                  1997                 1996
---------------------------------------------------------------------------------------------------------------------------
Net income                 As reported                     $10,137,000          $ 5,343,000          $ 5,278,000
                           Pro forma                       $ 9,736,000          $ 4,919,000          $ 5,054,000

Earnings per share         As reported - basic                  $1.61                  $.86                 $.80
                                       - diluted                $1.56                  $.83                 $.80
                           Pro forma - basic                    $1.55                  $.79                 $.77
                                     - diluted                  $1.50                  $.76                 $.77

         The fair value of each option is estimated on the date of grant using an option-pricing model with the following weighted average assumptions used for 1998, 1997 and 1996 grants: dividend yields of 2.23, 1.84 and 2.00 percent; expected volatility of 38.00, 23.37 and 18.97 percent; risk-free interest rate of 5.48, 6.55 and 6.71 percent; and expected lives of 8.5 years for all options. The weighted average fair value per share at the date of grant for shares granted during 1998, 1997 and 1996 was $10.66, $8.35 and $5.19, respectively.

NOTE 14 - RELATED PARTY TRANSACTIONS:

         The Company makes loans to its directors and principal officers in the ordinary course of business. These loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other customers and did not involve more than a normal risk of collectibility.

         The Company has entered into an employment agreement with the President/Chief Executive Officer and severance agreements with certain officers. The total commitments under all agreements at December 31, 1998 was $828,000.

NOTE 15 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISKS,
COMMITMENTS AND CONTINGENCIES:

         The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. The same credit policies are used in these commitments as for on-balance sheet instruments. The Company's exposure to credit loss in the event of nonperformance by the other parties is represented by the contractual amount of the financial instruments. The principal commitments of the Company are as follows:


Loan Commitments:

         At December 31, 1998 and 1997, the Company had outstanding firm commitments to originate loans as follows (in thousands):

                                                  1998            1997
-------------------------------------------------------------------------
Mortgage Loans                                   $ 4,205         $ 2,381
Undisbursed Mortgage Loans-in-Process              7,549          14,082
Commercial Loans                                  32,643          29,124
Consumer and Other Loans                           6,726           2,554
-------------------------------------------------------------------------
Total Commitments                               $ 51,123        $ 48,141
=========================================================================

         At December 31, 1998 and 1997, the Company had outstanding commitments to sell loans of $17,762,000 and $3,266,000, respectively.

Lines and Letters of Credit:

         The Company issues letters of credit and approves lines of credit on substantially the same terms as other loans. At December 31, 1998 and 1997, the letters of credit outstanding were $1,780,000 and $1,442,000, respectively. Unfunded approved lines of credit, including unused credit card lines, at December 31, 1998 and 1997 were $81,879,000 and $63,702,000, respectively.

Letters of Credit Issued on Behalf of the Company:

         The Company has outstanding Standby Letters of Credit issued by the FHLB in favor of customers of the Company. The Company uses these letters of credit to collateralize public entity deposits in lieu of a direct pledge of investment securities of the Company. At December 31, 1998 and 1997, outstanding letters of credit totaled $3,365,000 and $2,835,000, respectively. The Company has made a blanket pledge of loans to the FHLB to secure all letters of credit issued on behalf of the Company. This blanket pledge is also used to collateralize any direct borrowing from the FHLB.

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

NOTE 16 - FAIR VALUE OF FINANCIAL INSTRUMENTS:

         The estimated fair value of the Company's financial instruments (in thousands) are as follows:

                                             December 31, 1998             December 31, 1997
----------------------------------------------------------------------------------------------
                                         Carrying       Estimated      Carrying      Estimated
                                          Amount       Fair Value       Amount      Fair Value
----------------------------------------------------------------------------------------------
Assets
Cash                                      $145,871       $145,871       $ 44,307      $ 44,307
Investment Securities                       99,758         99,760         77,317        77,319
Mortgage-Backed Securities                 277,798        277,692        115,125       116,004
Loans Held for Sale                         18,495         18,667          4,377         4,401
Loans Receivable                           765,740        771,594        661,742       677,107

Liabilities
Deposits:
   Regular Savings, NOW Accounts,
      and Money Market Deposits           $566,373        566,373       $310,752      $310,752
   Certificates of Deposit                 652,325        657,367        467,943       471,717
FHLB Advances                               45,639         47,499         46,728        47,874

         The fair value estimates presented herein are based upon pertinent information available to management as of December 31, 1998 and 1997. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

NOTE 17 - CONCENTRATED CREDIT RISKS:

         Most of the Company's business activity is with customers located within the State of Louisiana. The Company's lending activity in the past was concentrated in the southwestern part of Louisiana. That economy has historically been heavily dependent on the oil and gas industry. The Company in recent years has increased originations of commercial loans and indirect automobile loans, and through acquisitions has entered the New Orleans and Monroe, Louisiana markets. Repayment of loans is expected to come from cash flow of the borrower or, particularly with the residential mortgage portfolio, from the sale of the real estate. Losses are limited by the value of the collateral upon default of the borrowers.

NOTE 18 - COMPREHENSIVE INCOME:

         The following is a summary of the components of other comprehensive income (in thousands):

                                                           For The Years Ended December 31,
-----------------------------------------------------------------------------------------------
                                                        1998             1997            1996
-----------------------------------------------------------------------------------------------
Unrealized Gain (Loss) on Securities Available
   for Sale, Net                                        $196             $ 52            $(691)
Reclassification Adjustment for Net Gains Realized
   in Net Income                                          (3)              -0-            (174)
-----------------------------------------------------------------------------------------------
Other Comprehensive Income                               193               52             (865)
Income Tax (Expense) Benefit Related to Other
   Comprehensive Income                                  (65)             (18)             294
-----------------------------------------------------------------------------------------------
Other Comprehensive Income, Net of Income Taxes         $128             $ 34            $(571)
===============================================================================================

NOTE 19 - ACQUISITIONS:

         In May of 1996, the Company completed the acquisition of Royal Bankgroup of Acadiana, Inc., ("Royal") and its wholly owned subsidiary, The Bank of Lafayette ("BOL"). The total acquisition costs, including related expenses, was $9,211,000. No stock was issued in the transaction and the acquisition is accounted for as a purchase transaction. Total assets of $70,157,000 were acquired,  including  $45,214,000 of loans,  $15,128,000 in cash,  $1,998,000 of investment securities, $4,191,000 of mortgage-backed securities and $2,352,000 of fixed assets. Total liabilities of $64,154,000 were assumed, including
$63,487,000 of deposits. Goodwill of $3,208,000 was recognized in the transaction and is being amortized over 15 years using the straight line method. Total amortization of goodwill in 1998, 1997 and 1996 was $214,000, $ 206,000 and $150,000. Results of operations for Royal for the period prior to acquisition are not included in these statements.

         In October of 1996, the Company completed the acquisition of Jefferson Bancorp, Inc. and its wholly owned subsidiary, Jefferson Federal Savings Bank. The total purchase price was $51,790,000 in cash and the acquisition is accounted for as a purchase transaction. Total assets of $266,235,000 were acquired, including $63,907,000 of loans, $28,352,000 in cash, $57,452,000 of investment securities, $106,755,000 of mortgage-backed securities and $3,008,000 of fixed assets. Total liabilities of $229,387,000 were assumed, including
$224,803,000 of deposits. Goodwill of $11,116,000 was recognized in the transaction and is being amortized over 25 years using the straight line method. A core deposit intangible of $3,825,000 was recognized and is being amortized over its estimated life of 8 years using accelerated methods. Total amortization of the intangibles in 1998, 1997 and 1996 was $1,208,000, $1,324,000 and
$230,000. Results of operations for Jefferson are shown from the date of acquisition only.

         Had the acquisitions of Royal Bankgroup and Jefferson Bancorp been consummated as of January 1, 1996, the Company's consolidated restated pro forma results of operations for the year ended December 31, 1996 (in thousands) would have been as follows:

                                                          1996
-------------------------------------------------------------------

Restated Pro Forma Results of Operations:
Interest Income                                          $ 68,313
Interest Expense                                          (34,887)
Provision for Loan Losses                                    (357)
Noninterest Income                                          4,805
Noninterest Expense                                       (29,391)
Income Tax Expense                                         (3,722)
-------------------------------------------------------------------
Net Income                                                $ 4,761
===================================================================

Earnings per Share - Basic and Fully Diluted              $   .73
===================================================================

         In September of 1998, the Company assumed the deposits and acquired the related assets of 17 branches from certain banking subsidiaries of First Commerce Corporation located in Lafayette and Monroe, Louisiana. Total assets of $455,293,000 were acquired, including $126,600,000 of loans acquired at book value, $292,439,000 of cash and $5,719,000 of fixed assets. Deposits of $452,578,000 were assumed along with related liabilities of $2,715,000. Total goodwill of $31,058,000 was recognized in the transaction, and is being amortized over 15 years using the straight line method. Total amortization of goodwill in 1998 was $630,000. Results of operations for the branch acquisitions are shown from the date of acquisition only.

NOTE 20 - SEGMENT INFORMATION:

         The Company, through its subsidiary bank, operates in one segment - the financial services industry. Within this segment, the Company is primarily engaged in commercial and consumer banking and mortgage lending.

NOTE 21 - CONDENSED PARENT COMPANY ONLY FINANCIAL STATEMENTS:

         Condensed financial statements of ISB Financial Corporation (parent company) are shown below. The parent company has no significant operating activities.

Condensed Balance Sheets
December 31, 1998 and 1997
(Dollars in thousands)
                                                              1998            1997
-------------------------------------------------------------------------------------
Assets
Cash in Bank                                                 $ 1,114         $ 7,396
Investment in Subsidiaries                                   122,884         104,870
Other Assets                                                   1,011           3,833
-------------------------------------------------------------------------------------
   Total Assets                                             $125,009        $116,099
=====================================================================================

Liabilities and Stockholders' Equity
Liabilities                                                    1,042             535
Stockholders' Equity                                         123,967         115,564
-------------------------------------------------------------------------------------
   Total Liabilities and Stockholders' Equity               $125,009        $116,099
=====================================================================================

Condensed Statements of Income
Years Ended December 31, 1998, 1997 and 1996

(Dollars in thousands)
                                                          1998            1997          1996
------------------------------------------------------------------------------------------------
Operating Income:
Dividends from Subsidiaries                              $ 3,147        $ 6,367        $ 25,490
Securities Gains/Losses                                       -0-           265             181
Interest Income                                              303            395           1,650
Other Income                                                   2             86              -0-
------------------------------------------------------------------------------------------------
Total Operating Income                                     3,452          7,113          27,321
Operating Expenses                                         1,761          1,532           1,483
------------------------------------------------------------------------------------------------
Income Before Income Tax Expense and
   Increase (Decrease) in Equity in Undistributed
   Earnings of Subsidiaries                                1,691          5,581          25,838
Income Tax (Benefit) Expense                                (510)          (427)            164
------------------------------------------------------------------------------------------------
Income Before Increase (Decrease) in Equity in
   Undistributed Earnings of Subsidiaries                  2,201          6,008          25,674
Increase (Decrease) in Equity in Undistributed
   Earnings of Subsidiaries                                7,936           (665)        (20,396)
------------------------------------------------------------------------------------------------
Net Income                                              $ 10,137        $ 5,343         $ 5,278
================================================================================================

                                     - 48 -

Condensed Statements of Cash Flows
Years Ended December 31, 1998, 1997 and 1996

(Dollars in thousands)
                                                                            1998            1997          1996
---------------------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities:
   Net Income                                                             $ 10,137        $ 5,343         $ 5,278
Adjustments to Reconcile Net Income to Net Cash
 Provided by Operating Activities:
   Provision for Deferred Income Taxes                                          (1)           (21)            (80)
   (Increase) Decrease in Equity in Net Income of Subsidiaries              (7,936)           665          20,396
   Decrease (Increase) in Other Assets                                       3,239         (3,696)            402
   Increase (Decrease) in Other Liabilities                                      7           (140)            147
   Amortization of Premium/Discount on Investments                              -0-            -0-             37
   Net Change in Securities Classified as Trading                               -0-           630              (9)
   Gain on Sale of Investments                                                  -0-          (266)           (181)
   Compensation Expense Recognized on RRP                                      443            414             211
---------------------------------------------------------------------------------------------------------------------------
      Net Cash Provided by Operating Activities                              5,889          2,929          26,201
---------------------------------------------------------------------------------------------------------------------------
Cash Flows from Investing Activities:
   Proceeds From Sales and Maturities of Securities
      Available for Sale                                                        -0-            -0-         26,832
   Purchase of Capital Stock of Subsidiaries                                    -0-            -0-        (42,480)
   Payments Received from Note Receivable                                       -0-           841              -0-
---------------------------------------------------------------------------------------------------------------------------
      Net Cash Provided by (Used In) Investing Activities                       -0-           841         (15,648)
---------------------------------------------------------------------------------------------------------------------------
Cash Flows from Financing Activities:
   Dividends Paid to Shareholders                                           (3,479)        (2,604)         (2,159)
   Capital Contributed to Subsidiaries                                      (9,222)          (207)           (173)
   Payments Received From ESOP                                                 955          1,009           1,062
   Payments to Repurchase Common Stock                                        (503)        (3,089)         (9,546)
   Proceeds from Sale of Treasury Stock                                         78             21              -0-
---------------------------------------------------------------------------------------------------------------------------
      Net Cash Used In Financing Activities                                (12,171)        (4,870)        (10,816)
---------------------------------------------------------------------------------------------------------------------------
      Net Decrease in Cash and Cash Equivalents                             (6,282)        (1,100)           (263)
Cash and Cash Equivalents, Beginning of Period                               7,396          8,496           8,759
---------------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents, End of Period                                   $ 1,114        $ 7,396         $ 8,496
===========================================================================================================================

Other Disclosures:
The Company was charged $120,000 by Iberia for management and accounting services during 1998, 1997 and 1996.

NOTE 22 - QUARTERLY RESULTS OF OPERATIONS
(UNAUDITED):

                                                              Year Ended December 31, 1998
-------------------------------------------------------------------------------------------------------
                                                  First          Second         Third          Fourth
(Dollars in thousands, except per share data)     Quarter        Quarter        Quarter        Quarter
-------------------------------------------------------------------------------------------------------
Total Interest Income                             $ 17,564       $ 17,593       $ 19,624       $ 23,570
Total Interest Expense                               8,546          8,417          9,688         11,808
-------------------------------------------------------------------------------------------------------
   Net Interest Income                               9,018          9,176          9,936         11,762
Provision for Loan Losses                              230            255            206            211
-------------------------------------------------------------------------------------------------------
   Net Interest Income After Provision
      for Loan Losses                                8,788          8,921          9,730         11,551
Noninterest Income                                   1,797          1,846          2,183          4,924
Noninterest Expense                                  6,683          6,865          7,730         10,078
Goodwill Amortization                                  369            362            472            861
-------------------------------------------------------------------------------------------------------
Income Before Income Taxes                           3,533          3,540          3,711          5,536
Income Tax Expense                                   1,386          1,384          1,489          1,924
-------------------------------------------------------------------------------------------------------
Net Income                                         $ 2,147        $ 2,156        $ 2,222        $ 3,612
=======================================================================================================
Earnings per Share - Basic                         $  .34         $  .34         $  .35         $  .57
=======================================================================================================
Earnings per Share - Diluted                       $  .33         $  .33         $  .34         $  .56
=======================================================================================================

                                                              Year Ended December 31, 1997
-------------------------------------------------------------------------------------------------------
                                                  First          Second         Third          Fourth
(Dollars in thousands, except per share data)     Quarter        Quarter        Quarter        Quarter
-------------------------------------------------------------------------------------------------------
Total Interest Income                             $ 16,777       $ 17,028       $ 17,351       $ 17,325
Total Interest Expense                               8,746          9,034          9,250          9,020
-------------------------------------------------------------------------------------------------------
   Net Interest Income                               8,031          7,994          8,101          8,305
Provision for Loan Losses                              162            242            302            391
-------------------------------------------------------------------------------------------------------
   Net Interest Income After Provision
      for Loan Losses                                7,869          7,752          7,799          7,914
Noninterest Income                                   1,289          1,540          1,900          1,661
Noninterest Expense                                  6,138          6,384          7,380          8,699
-------------------------------------------------------------------------------------------------------
Income Before Income Taxes                           3,020          2,908          2,319            876
Income Tax Expense                                   1,225          1,156          1,017            382
-------------------------------------------------------------------------------------------------------
Net Income                                         $ 1,795        $ 1,752        $ 1,302         $  494
=======================================================================================================
Earnings per Share - Basic                           $ .29          $ .28          $ .21          $ .08
=======================================================================================================
Earnings per Share - Diluted                         $ .28          $ .27          $ .20          $ .08
=======================================================================================================

CORPORATE INFORMATION

DIRECTORS

Elaine D. Abell, Attorney in private practice, Lafayette, LA
Harry V. Barton, Jr., Certified Public Accountant, Lafayette, LA
Cecil C. Broussard, Self-employed Investor,
     New Iberia, LA
William H. Fenstermaker, President and Chief Executive
     Officer of C.H. Fenstermaker and Associates, Inc., Lafayette, LA Ray Himel, Vice-Chairman, Owner of Himel Motor Supply Corp.,
     Himel Marine and several Ace Hardware Stores in southern
     Louisiana.
Larrey G. Mouton, President and Chief Executive Officer of
     ISB Financial Corporation and IBERIABANK
Emile J. Plaisance, Jr., Chairman, Retired.
Stewart Shea, Vice President of Bayou Management Services
     President of Bayou Pipe Coating, LLC, affiliates of Bayou
     Management Services, New Iberia, LA.

DIRECTORS EMERITUS

William R. Bigler
Henry J. Dauterive, Jr.
Louis J. Tamporello
Guyton H. Watkins

EXECUTIVE OFFICERS

Larrey G. Mouton, President/Chief Executive Officer
John J. Ballatin, Executive Vice President, Operations
Ronnie J. Foret, Executive Vice President, Commercial Lending
James R. McLemore, Jr., Senior Vice President and
     Chief Financial Officer
Donald P. Lee, Senior Vice President, Risk Management and In-house Counsel Janel F. Tate, Senior Vice President, Mortgage Lending
J. Orlando Munoz, Senior Vice President, Retail Banking
Ronald J. Howton, Senior Vice President, Credit Administration
Guyton H. Watkins, Secretary

ANNUAL MEETING
         Wednesday, April 21, 1999, 3:00 p.m.
         IBERIABANK
         1101 E. Admiral Doyle Drive
         New Iberia, LA


Since April 7, 1995, ISB Financial Corporation's common stock has traded on the National Association of Security Dealers Automated Quotations (NASDAQ) National Market, under the symbol "ISBF," as reported to NASDAQ, the price information reflects high and low sales prices. The following represents high and low trading prices and dividends declared during each respective quarter for the years ended December 31, 1997 and 1998.

                                             Dividends
1997                   HIGH         LOW      Declared
--------------------------------------------------------

First Quarter         $26.125     $17.625     $0.100
Second Quarter        $26.500     $20.875     $0.100
Third Quarter         $28.000     $23.375     $0.125
Fourth Quarter        $30.000     $23.750     $.0125

                                             Dividends
1998                   HIGH         LOW      Declared
--------------------------------------------------------

First Quarter         $30.000     $25.375     $0.140
Second Quarter        $29.375     $26.375     $0.140
Third Quarter         $28.000     $19.813     $0.140
Fourth Quarter        $26.250     $18.875     $.0150

SECURITIES LISTING

ISB Financial Corporation's common stock is traded on the NASDAQ National Market under the symbol ISBF. Current price information can be found under the NASDAQ-OTC National Market Listing.

INVESTOR INFORMATION

Investors, analysts and others seeking financial information may contact:

         Larrey G. Mouton, President/CEO or
         James R. McLemore, Jr., Senior Vice President, CFO
         ISB Financial Corporation
         1101 E. Admiral Doyle Drive
         New Iberia, LA 70560
         (318) 365-2361

TRANSFER AGENT

         Registrar and Transfer Company
         10 Commerce Drive
         Cranford, NJ  07016
         (800) 368-5948

INDEPENDENT AUDITORS

         Castaing, Hussey, Lolan & Dauterive, LLP
         525 Weeks Street
         New Iberia, LA 70560

SPECIAL COUNSEL

         Elias, Matz, Tiernan & Herrick, L.L.P.
         734 15th Street, N.W.
         Washington, DC  20005