Form 10-K, Exhibit 13
period 1999-12-31
ISB FINANCIAL CORP/LA
filed 2000-03-30
CIK 933141

EXHIBIT 13

                          ANNUAL REPORT TO STOCKHOLDERS

IBERIABANK

                        An Independent Louisiana Bank(TM)









                                       ISB

                              FINANCIAL CORPORATION

                              ---------------------
                               1999 ANNUAL REPORT

                                                                      IBERIABANK

                                               An Independent Louisiana Bank(TM)


ISB Financial Corporation is a commercial bank holding company organized under the laws of the State of Louisiana with consolidated assets at December 31, 1999, of $1.4 billion. The lead bank for ISB Financial Corporation is IBERIABANK. At the end of 1999, IBERIABANK had 43 full service offices serving 10 parishes in Louisiana. IBERIABANK and its predecessor organizations have served Louisiana customers for 113 years. ISB Financial Corporation is the third largest Louisiana-based bank holding company.

At December 31, 1999, ISB Financial Corporation had approximately 1,140 Shareholders of Record.

Annual Meeting

Friday, May 5, 2000, 1:00 p.m.

IBERIABANK

1101 E. Admiral Doyle Drive
New Iberia, LA

SECURITIES LISTING

ISB Financial Corporation's common stock trades on the NASDAQ Stock Market under the symbol "ISBF". In local and national newspapers, the company is listed under "ISB Fnl" or "ISB Fin (IBERIABANK)".

STOCK INFORMATION

                           Market Price
                         ----------------       Dividends
1998                      High     Low          Declared
                        ---------------------------------
First Quarter           $30.000  $25.375          $0.14
Second Quarter          $29.375  $26.375          $0.14
Third Quarter           $28.000  $19.813          $0.14
Fourth Quarter          $26.250  $18.875          $0.15

                           Market Price
                        ----------------       Dividends
1999                      High     Low          Declared
                        ---------------------------------
First Quarter           $23.500  $18.125          $0.15
Second Quarter          $22.375  $19.000          $0.16
Third Quarter           $22.000  $18.000          $0.16
Fourth Quarter          $17.500  $13.250          $0.16

Dividend Reinvestment Plan

ISB Financial Corporation shareholders may take advantage of our Dividend Reinvestment Plan. This program provides a convenient, economical way for shareholders to increase their holdings of the Company's common stock. The shareholder pays no brokerage commissions or service charges while participating in the plan. A nominal fee is charged at the time that an individual terminates plan participation. This plan does not currently offer participants the ability to purchase additional shares with optional cash payments.

To enroll in the ISB Financial Corporation Dividend Reinvestment Plan, shareholders must have their stock certificate numbers and complete an enrollment form. A summary of the plan and enrollment forms are available from the Registrar and Transfer Company at the address provided below.

Shareholder Assistance

Shareholders requesting a change of address, records or information about lost certificates should contact:

Investor Relations                 (800) 368-5948
Registrar and Transfer Company      www.invrelations@RTCO.com
10 Commerce Drive
Cranford, NJ 07016

Corporate Office
ISB Financial Corporation
1101 East Admiral Doyle Drive
New Iberia, LA 70560
(337) 365-2361
www.iberiabank.com

For Information

News releases,  quarterly reports, and other information regarding ISB Financial
Corporation   and   IBERIABANK   may   be   accessed   from   our   website   at
www.iberiabank.com. In addition, shareholders and others may contact:

Investors, Analysts and Financial-Related       Media Representatives
Daryl Byrd, President, or Jim McLemore, CFO     Rae Robinson, Marketing Director
(337) 365-2361                                  (337) 365-2361

FINANCIAL HIGHLIGHTS
(Dollars in thousands except per share data)
                                                                    1999             1998       % Change
--------------------------------------------------------------------------------------------------------
Income Data

         Net Income                                            $     9,529     $    10,137          -6%
         Operating Income                                           11,175           8,796          27%
         Net Interest Income                                        49,705          40,766          22%

Per Share Data

         Net Income - Basic                                    $      1.55     $      1.61          -4%
         Net Income - Diluted                                         1.53            1.56          -2%

         Operating Income - Basic                                     1.82            1.40          30%
         Operating Income - Diluted                                   1.79            1.35          33%

         Book Value (End of Period)                                  18.62           18.91          -2%
         Tangible Book Value (End of Period)                         11.94           11.99           0%
         Cash Dividends                                               0.63            0.57          11%

Average Balance Sheet Data

         Loans                                                 $   798,846     $   710,032          13%
         Earning Assets                                          1,241,483       1,004,812          24%
         Total Assets                                            1,356,851       1,086,440          25%
         Deposits                                                1,145,831         898,810          27%
         Shareholders' Equity                                      121,490         119,712           1%

Key Ratios

         Return on Average Assets:
                  Net Income                                          0.70%           0.93%
                  Operating Income                                    0.82%           0.81%

         Return on Average Equity:
                  Net Income                                          7.84%           8.47%
                  Operating Income                                    9.20%           7.35%

         Net Interest Margin (Tax-equivalent Basis)                   4.00%           4.06%
         Tangible Efficiency Ratio (Operating Basis)                 63.56%          64.42%
         Average Loans to Average Deposits                           69.72%          79.00%
         Nonperforming Assets to Total Assets                         0.24%           0.44%
         Allowance For Loan Losses To Loans                           1.04%           0.93%
         Tier 1 Leverage Ratio                                        6.26%           5.81%

TABLE OF CONTENTS
         Letter to Shareholders  ..........................................   2
         Strategic Direction and Focus ....................................   5
         Management's Discussion and Analysis .............................  10
         Consolidated Financial Statements ................................  22
         Corporate Information  ...........................................  52

LETTER TO SHAREHOLDERS

     I believe our organization is in a unique and favorable position for the future. As the third largest bank headquartered in Louisiana and the largest bank headquartered outside of New Orleans, IBERIABANK has the resources to excel, a customer-based focus, and locations in very attractive markets. We are positioned to provide friendly, custom solutions for customers in several of the most dynamic and attractive markets in Louisiana.

     Several significant steps were taken during 1999. First, we fully assimilated the customers acquired as a result of the merger of First Commerce Corporation and Bank One. This acquisition added 17 full-service offices and increased our asset size nearly fifty percent. Second, we realigned our operating philosophy to best serve the needs of customers throughout Louisiana. We believe our customers' needs are best met when customer decisions are made as close to the customer as possible. To that end, our third step was adoption of a decentralized and "flat" management structure. As a result, we have dedicated a President directly responsible and accountable for each of our major markets. While many financial institutions become more distant, we are positioning our people to better understand the unique opportunities in each of our markets. Finally, we have a new leadership team focused on dramatically improving the core profitability of the company. To be successful in improving core profitability, we must have the right focus and the right people.

OUR FOCUS

     A Mission Statement provides proper focus for an organization. We have recently established a Mission Statement and certain core beliefs that we think provide a roadmap for our associates to follow. Our Mission Statement was an outgrowth of a comprehensive strategic planning process recently undertaken by our Board of Directors and leadership team. Our strategic direction and values can be best understood through our Mission Statement.

                               MISSION STATEMENT

Provide exceptional value-based client service
     o    Clients will pay for exceptional service
     o    Excel at delivering accurate, timely and friendly service
     o We are relationship oriented and recognize how valuable our clients are at each distribution point

Great place to work
     o We will provide a work environment where associates are empowered and challenged to perform productively, be their best, and feel a sense of accomplishment
     o All associates recognize that they can share in the financial success over time if the corporation realizes its potential
     o The corporation's leadership team will strive to provide a clear strategic focus for all associates
     o The corporation's total compensation and benefits package consistently exceeds the market and predictively addresses environmental changes for our associates

Growth that is consistent with high performance
     o    Focus on growing profitable client segments, products and services
     o    Only pursue mergers and acquisitions that add shareholder value
     o Always ensure that growth is consistent with high standards for credit quality
     o    Understand that growth not only creates  shareholder  value,  but also
          creates   professional  and  personal  growth  opportunities  for  our associates

We are shareholder focused
     o    Value creation for shareholders is our first priority
     o Earnings performance is created by producing exceptional results for our clients, associates and communities

Strong sense of community

OUR LEADERS

     To deliver and execute on our operating philosophy and stand true to our Mission Statement we made significant people changes. First, we flattened our organization structure. This action was taken with the conviction that the best and most rapid decisions are made closest to our customers. Second, we reorganized and enhanced our leadership team. In order to excel, we believe relevant experience is critical. Recent leadership changes provide our organization the relevant experience required for this company to succeed. Third, our leaders have adopted a philosophy consistent with our core beliefs. As a strong indication of this alignment, our leaders now have a significant portion of their compensation "at risk."

     While this new leadership team has tremendous experience, we believe our greatest competitive advantage is our knowledge of the markets we serve. This experience and knowledge has been gained not through casual acquaintances, but by actually living in our markets. Our senior management team has commercial banking experience in markets of all sizes throughout Louisiana and the Southeast. Functionally, we have significant client, financial, credit, operations, technology, marketing and strategic planning experience represented. This group is dedicated to continuous personal development and maintaining the appropriate level of knowledge to best serve our clients. Needless to say, we are proud of the team attracted to our operating philosophy and core values.

FINANCIAL PERFORMANCE

     We recognize that our core financial performance historically has lagged peer performance. This historical performance is not representative of our high performance philosophy. We are aggressively executing strategies and tactics to dramatically improve our core earnings. At year-end 1999, we announced a restructuring charge and associated expense reduction tactics intended to significantly improve operating performance immediately. In February 2000, we released publicly our aggressive core operating targets for the next few years. This action was taken to provide guidance to the investment community and as an indication of our commitment to improving performance. We believe that we are moving in the right direction, and our leadership team is dedicated to dramatically improving our core performance.

MARKETS

We are fortunate to operate in several of the best markets in Louisiana. Our strongest franchise is clearly the Acadiana region (a four-parish area). We have a strong number one market share in the New Iberia market (our historical headquarters) and a solid number two market share in Lafayette. This area is known for its entrepreneurial and progressive atmosphere. Recently, Inc. Magazine named Lafayette one of the top Entrepreneurial Hot Zones in the nation. Our combined market share rank in the Monroe/Ruston area is third. These are both exceptional communities. Monroe, normally recognized as a conservative and very stable economic environment, is going through an economic renaissance as employment gains have reached 39% over the past 10 years. With 10 branches in this area, we are excited to be able to grow with Monroe. Ruston has consistently posted the lowest unemployment figures in Louisiana.

     New Orleans, the cultural capital of the South, is a city of many diverse neighborhoods. Our franchise in New Orleans is primarily in Jefferson Parish in a community known as Gretna. This area is often identified as the Westbank and is a highly industrialized area centered around the Harvey Canal. While our market share rank in the New Orleans area, including Jefferson and Orleans Parishes, is around 8th, we are much stronger than that in the Gretna area.

SUMMARY

     We are convinced that by staying close to our customers and focusing on core financial performance we will achieve appropriate returns for our shareholders and ensure exceptional career opportunities for our associates. Collectively, our management team is fully engaged and excited to be part of what we believe is the freshest, most dynamic financial story in Louisiana. Finally, I want to thank our Board of Directors and our associates for their dedication to the task at hand.

                                                                /s/Daryl G. Byrd
                                                                   Daryl G. Byrd
                                                                       President


SPECIAL THANKS

     Emile J. Plaisance, Jr., Chairman of the Board of Directors, and Ray Himel, Director, have announced their intention to retire from the Board in keeping with our Board of Directors retirement tradition. Both have served the institution with exceptional grace and integrity.

     Emile J. Plaisance, Jr. has been associated with the institution for over 37 years. He joined the institution as an employee in July 1962, and served in numerous capacities. In July 1981, he was appointed President and Chief Executive Officer and board member. In April 1998, Emile was appointed Chairman of the Board. He has provided exceptional leadership to our industry, serving as a member of the Federal Home Loan Bank of Dallas Board of Directors and Chairman of the Louisiana League of Savings Institutions. In addition, he is a dedicated civic leader.

     Ray Himel's association with our institution stands at over 36 years as he was appointed to our Board in August 1963. An exceptional entrepreneur, Mr. Himel has owned Himel Motor Supply and Himel Marine since 1948. He has been a NAPA (National Automotive Parts Association) distributor for 50 years and served on the NAPA Board of Directors. Mr. Himel has served our community with distinction.

     IBERIABANK appreciates the contribution that each of these men has made to our institution and community. We wish them well in all their future endeavors and look forward to our continued friendship.

STRATEGIC DIRECTION AND FOCUS

     Our organization has experienced a significant evolution since our founding in 1887. This evolutionary process has accelerated rapidly since our conversion from mutual to stock ownership in 1995. Since that time, we more than doubled our size, solidified our leadership position in the Acadiana region of Louisiana, became a significant player in northeast Louisiana, enhanced our New Orleans franchise with new leadership, and transformed from a savings association to a commercial bank. This transformation required a sizable investment in new technology, product offerings, and skilled people. Our attention is now focused on gaining efficiencies and improving the profitability of the organization.

     We remain dedicated to being the best, full-service, commercial bank in Louisiana. To this end, we believe our competitive advantages are as follows:

     o    We know our clients well.

     o We have the ability to customize our products and services to meet customer needs.

     o    We are relationship focused.

     o    We can make decisions closer to our clients.

     o    We have large bank resources but small bank agility.

     We intend to use our competitive advantages to dramatically improve the core profitability of our organization. We anticipate our shareholders will be the primary beneficiaries of earnings improvement. On February 17, 2000, our Board of Directors and leadership team publicly announced our long-term financial objectives for the company. The announced objectives were as follows:

     o Focus on improving core profitability over the next 3-to-5 year period.

     o Return on Average Equity of 13%-to-15% within 3-to-5 years (9.2% currently).

     o Substantially improve our operating efficiency, as measured by a Tangible Efficiency Ratio below 50% by the end of the period (64% currently).

     o Outstanding annual growth in key balances throughout the 3-to-5 year period, including:

          o    Loans growing 7%-to-10% annually,

          o    Deposits growing 2%-to-4% annually, and

          o    Double-digit growth in Earnings Per Share ("EPS").

STRIVING FOR IMPROVED SHAREHOLDER VALUE

     In addition to the financial objectives presented above, our leadership team outlined EPS targets well above market expectations at the time of the announcement. These announcements are indicative of the fact that we remain committed to delivering dramatically improved operating performance for our company and shareholders.

     An example of a specific action we have taken recently to improve shareholder value is our restructuring announcement at year-end 1999. At that time, we announced a $1.3 million pre-tax charge in the fourth quarter of 1999 aimed at improving operating efficiency and profitability. We anticipate pre-tax benefits of $1.2 million in 2000 and $2 million per year thereafter as a result of this action.

     As further evidence of our commitment to shareholder value, on February 17, 2000, our Board of Directors authorized the repurchase of up to 300,000 shares, or approximately 5% of ISB Financial Corporation common stock outstanding. This action is clearly a vote of confidence in the future of our organization.

PROPOSED NAME CHANGE FOR ISB FINANCIAL CORPORATION

     In concert with the evolutionary process we are undergoing, we have proposed a name change for the holding company. There are a number of reasons for this name change recommendation. First, internal studies indicate we have strong brand name recognition in our markets with our bank name ,"IBERIABANK." We believe we need to capitalize on this name recognition whenever possible. Second, we want our customers to be shareholders, and we want our shareholders to be customers. We become a stronger organization if this linkage occurs. Finally, we believe we have successfully completed our transition from savings bank to commercial bank. Therefore, reference to "savings bank" or "SB" in our holding company name does not accurately reflect our current position or organizational focus.

     As a result, we have proposed changing our holding company moniker from "ISB Financial Corporation" to "IBERIABANK Corporation". In a similar fashion, we have applied for our stock symbol to change from "ISBF" to "IBKC". We believe these changes will allow us to capitalize on the IBERIABANK name. These proposed changes are subject to shareholder approval at our upcoming annual meeting. If approved, shareholders will be informed of the changes shortly after the meeting.

FINANCIAL PERFORMANCE SUMMARY FOR 1999 - OPERATING BASIS

     The following is a brief financial comparison on an annual ongoing, operating basis. For purposes of this discussion, "operating basis" excludes the impact of the one-time restructuring and organizational charges and additional loan loss provision announced on December 29, 1999. In addition, gains on the sale of properties in both 1998 and 1999 were excluded from the discussion. Complete financial information, on a "reported basis", is provided in the section of this report, titled "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     In September 1998, IBERIABANK acquired 17 branches and other assets, and assumed $455 million in deposits and other liabilities from First Commerce Corporation. Much of the balance sheet and earnings growth in 1999 over 1998 was the result of the full-year impact of this acquisition versus only a partial year impact in 1998.

     During the year 1999, net interest income increased $8.9 million, or 22%, over 1998. The Net interest margin compressed 6 basis points during this period, to 4.00% in 1999. Noninterest income increased $3.5 million, or 34%, over the prior year. Amortization of acquisition intangibles increased from $2.1 million in 1998 to $3.4 million in 1999. This is a direct result of having a full year impact of goodwill amortization from the First Commerce branch acquisition. All other noninterest expenses rose $11.1 million, or 33%, over the same period.

     As a result of the increases mentioned, our efficiency generally improved. A common measure of improved operating efficiency is our tangible efficiency ratio, which decreased from 64.4% in 1998 to 63.6% in 1999. Net operating income increased $2.4 million, or 27%, during the year. Our return on average equity ("ROE") improved from 7.35% in 1998 to 9.20% in 1999. On a cash basis, our ROE in 1999 was 11.40%. Diluted earnings per share ("EPS") jumped 33%, from $1.35 in 1998 to $1.79 in 1999. Similarly, diluted EPS on a cash basis climbed 37%, from $1.56 in 1998 to $2.14 in 1999.

     Overall, our Board of Directors and leadership team were pleased with the results for 1999. During the year, significant operating improvements were made and investments for the future were undertaken. The diligent efforts and commitment of all of our IBERIABANK associates made 1999 a very successful year. However, we realize we must do better--much better. To be the best, full-service, commercial bank in Louisiana, we must excel at everything we do. Through our recent strategic planning process, we have set very challenging goals for the next few years. We remain focused on dramatically improving the core profitability of the company. We are confident in our future and we believe we are well prepared to meet the challenges ahead.

FORWARD-LOOKING INFORMATION SAFE HARBOR

     Statements contained in this report which are not historical facts and which pertain to future operating results of ISB Financial Corporation and its subsidiaries constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve significant risks and uncertainties. Actual results may differ materially from the results discussed in these forward-looking statements.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
(Dollars  in thousands, except per share data)

                                                                                    December 31,
                                                       ------------------------------------------------------------------
                                                           1999          1998          1997          1996          1995
                                                       ------------------------------------------------------------------
Balance Sheet Data
         Total assets                                  $1,363,578    $1,401,630      $947,282      $929,264    $  608,830
         Cash and cash equivalents                         47,713       145,871        44,307        53,385        51,742
         Loans receivable, net                            834,333       761,263       654,867       571,119       399,542
         Investment securities - Available for Sale       299,388        97,085        75,506       101,144        86,058
         Investment securities - Held to Maturity          85,493       280,471       116,936       152,885        52,430
         Goodwill and acquisition intangibles              42,063        45,352        16,358        17,807            54
         Deposit accounts                               1,100,014     1,220,594       786,864       766,729       451,519
         Borrowings                                       135,053        45,639        46,728        47,750        40,490
         Shareholders' equity                             117,189       123,967       115,564       114,006       119,677
         Book value per share                          $    18.62    $    18.91      $  17.75      $  17.30    $    17.48
         Tangible book value per share                      11.94         11.99         15.24         14.60         17.47
                                                                              Year Ended  December 31,
                                                       ------------------------------------------------------------------
                                                           1999          1998          1997          1996          1995
                                                       ------------------------------------------------------------------
Income Statement Data
         Interest income                               $   95,085    $   79,224      $ 69,607      $ 53,434    $   42,848
         Interest expense                                  45,380        38,458        36,050        27,136        21,282
                                                       ------------------------------------------------------------------
        Net interest income                                49,705        40,766        33,557        26,298        21,566
         Provision for loan losses                          2,836           903         1,097           156           239
                                                       ------------------------------------------------------------------
         Net interest income after provision for
                  loan losses                              46,869        39,863        32,460        26,142        21,327
         Noninterest income                                13,679        10,214         5,664         3,296         2,294
         Noninterest expense                               44,881        33,758        29,001        20,983        12,833
                                                       ------------------------------------------------------------------
         Income before income taxes                        15,667        16,319         9,123         8,455        10,788
         Income taxes                                       6,138         6,182         3,780         3,177         3,781
                                                       ------------------------------------------------------------------
         Net Income                                    $    9,529    $   10,137    $    5,343       $ 5,278    $    7,007
                                                       ==================================================================
         Earnings per share - basic (1)                $     1.55    $     1.61    $     0.86       $  0.80    $     0.80
                                                       ==================================================================
         Earnings per share - diluted (1)              $     1.53    $     1.56    $     0.83       $  0.80    $     0.80
                                                       ==================================================================
         Cash dividends per share (1)                  $     0.63    $     0.57    $     0.45       $  0.33    $     0.23
                                                       ==================================================================

                                                                            At or For the Year Ended December 31,
                                                         -------------------------------------------------------------------------
                                                            1999            1998            1997          1996            1995
                                                         -------------------------------------------------------------------------
Key Ratios (3)
         Return on average assets                              0.70%           0.93%           0.57%        0.74%            1.26%
         Return on average equity                              7.84            8.47            4.66         4.49             7.14
         Equity to assets at the end of period                 8.59            8.84           12.20        12.27            19.66
         Earning assets to interest-
                  bearing liabilities                        111.90          113.91          113.33       120.01           119.87
         Interest rate spread (4)                              3.57            3.52            3.25         3.08             3.25
         Net interest margin (4)                               4.00            4.06            3.79         3.88             4.05
         Noninterest expense to average assets                 3.31            3.11            3.07         2.94             2.31
         Efficiency ratio (5)                                 70.81           66.22           73.94        70.90            53.78
         Dividend payout ratio                                41.88           36.56           54.41        41.72            21.81
Operating Income Data (2)
         Return on average assets                              0.82%           0.81%           0.69%        1.01%            1.26%
         Return on average equity                              9.20            7.35            5.67         6.11             7.14
         Noninterest expense to average assets                 2.94            2.92            2.68         2.45             2.31
         Efficiency ratio (5)                                 63.56           64.42           65.14        59.49            53.78
         Operating earnings per diluted share            $     1.79      $     1.35      $     1.01    $    1.10       $     0.80
Asset Quality Data
         Nonperforming assets to total assets
                  at end of period (6)                         0.24%           0.44%           0.28%        0.38%            0.33%
         Allowance for loan losses to nonperforming
                  loans at end of period                     279.25          124.39          244.56       185.27           255.18
         Allowance for loan losses to total loans
                  at end of period                             1.04            0.93            0.79         0.80             0.93
Consolidated Capital Ratios
         Tier 1 leverage capital ratio                         6.26%           5.81%          10.54%       10.34%           19.52%
         Tier 1 risk-based capital ratio                       9.42            9.89           18.52        20.91            42.79
         Total risk-based capital ratio                       10.43           10.80           19.50        21.92            44.14

------------
(1) 1995 earnings per share and dividends declared have been stated only for a partial period because of the Bank's conversion to stock form on April 6, 1995.
(2) Operating earnings exclude the effect of one-time or nonoperating events from reported net income.
(3) With the exception of end-of-period ratios, all ratios are based on average daily balances during the respective periods and are annualized where appropriate.
(4) Interest rate spread represents the difference between the weighted average yield on earning assets and the weighted average cost of interest-bearing liabilities. Net interest margin represents net interest income as a percentage of average earning assets.
(5) The efficiency ratio represents noninterest expense, as a percentage of the sum of net interest income and noninterest income.
(6) Nonperforming assets consist of nonaccruing loans, loans 90 days or more past due and reposessed assets.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL  CONDITION AND RESULTS OF  OPERATIONS

     The following discussion and analysis is intended to assist readers in understanding the financial condition and results of operations of ISB Financial Corporation (the "Company") and its subsidiary for the years ended December 31, 1997 through 1999. This review should be read in conjunction with the audited consolidated financial statements, accompanying footnotes and supplemental financial data included herein.

FINANCIAL CONDITION

ASSETS

     General - Total assets of the Company remained relatively stable at $1.4 billion for December 31, 1999 and 1998. The decrease in total assets was $38.1 million, or 2.7%. This decrease was primarily due to the decrease in cash used to fund deposit withdrawals. The following discussion describes the major changes in the asset mix during 1999.

     Cash and Cash Equivalents - Cash and cash equivalents, which consist of interest-bearing and noninterest-bearing funds on deposit and cash on hand, decreased by $98.2 million, or 67.3%, to $47.7 million at December 31, 1999 compared to $145.9 million at December 31, 1998. The decrease in cash was due primarily to the funding of deposit withdrawals and loan originations.

     Investment Securities - Investment securities increased by an aggregate of $7.3 million, or 1.9%, to $384.9 million at December 31, 1999 compared to $377.6 million at December 31, 1998. Such increase was the result of $100.0 million of investment securities purchased, which was partially offset by $26.3 million of investment securities which matured, $54.4 million of principal collections on mortgage backed securities, a $11.5 million decrease in the market value of investment securities available for sale and $872,000 of premium amortization on investment securities.

                     [GRAPHIC-PIE CHART DEPICTING ASSET MIX]

     At December 31, 1999, $299.4 million of the Company's investment securities were classified as available for sale with a pre-tax net unrealized loss of $11.0 million. At such date, $107.7 million of the Company's investment securities consisted of U.S. Government and Federal agency obligations and $185.5 million consisted of mortgage backed securities. At December 31, 1999, $85.5 million of the Company's investment securities were held to maturity with a pre-tax net unrealized loss of $2.6 million, consisting primarily of mortgage backed securities with a market value of $81.0 million. During the fourth quarter of 1999 the Company transferred $198.9 million of mortgage backed securities from the held to maturity classification to available for sale upon the initial application of FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. The reclassification resulted in a fair value adjustment of $5.7 million and a decrease in equity, net of taxes, of $3.7 million. At December 31, 1999, $10.5 million, or 2.7% of the Company's investment securities were due within one year. Note 3 to the Consolidated Financial Statements provides further information on the Company's investment securities.

     Loans Held for Sale - Loans held for sale decreased $13.6 million, or 74.1%, to $4.8 million at December 31, 1999 compared to $18.4 million at December 31, 1998. Loans held for sale represent single-family residential mortgage loans to be sold in the secondary market. In 1999, 83.1% of single-family mortgage originations were sold in the secondary market, compared to 71.5% in 1998.

     Loans Receivable, Net - Loans receivable, net, increased by $73.1 million, or 9.6%, to $834.3 million at December 31, 1999 compared to $761.3 million at December 31, 1998. During 1999, commercial real estate loans increased $39.5 million, or 33.5%, home equity loans increased $18.3 million, or 25.1%, indirect automobile loans increased $60.8 million, or 51.3%, and credit card loans increased $1.9 million, or 40.4%. Single-family mortgage loans decreased $33.8 million, or 11.3% during 1999 as 83.1% of the mortgage loans originated during 1999 were sold in the secondary market. During 1999, construction loans decreased $1.0 million, or 13.8%, commercial business loans decreased $752,000, or .9%, automobile loans decreased $1.2 million, or 4.9 %, and other loans decreased $9.1 million, or 23.3%. The changes in the loan portfolio reflect management's continued emphasis on commercial and consumer lending. For additional information on loans, see Note 4 to the Consolidated Financial Statements.

     Premises and Equipment, Net - Premises and equipment, net, decreased by $1.4 million, or 5.0%, to $26.0 million at December 31, 1999 compared to $27.3 million at December 31, 1998. The decrease was the result of $2.6 million of depreciation of premises and equipment, $636,000 of assets sold, donated or abandoned, and $451,000 of fixed asset impairments primarily consisting of leasehold improvements written down to book value for the remaining lease term, which was partially offset by $2.3 million in purchases of other premises and equipment.

LIABILITIES AND SHAREHOLDERS' EQUITY

     General  -  The  Company's   primary  funding  sources  include   deposits,
short-term and long-term borrowings and shareholders' equity. The following discussion focuses on the major changes in the mix during 1999.

     Deposits - Deposits decreased by $120.6 million, or 9.9%, from $1.2 billion at December 31, 1998 to $1.1 billion at December 31, 1999. The decrease is primarily due to $144.0 million of net cash withdrawals, which was partially offset by $23.4 million of interest credited. The net cash withdrawals consisted primarily of higher priced certificates of deposit as management reduced its emphasis on large certificates of deposit as a funding source. Certificates of deposit over $100,000 decreased $6.1 million, or 4.7%, from $130.6 million at December 31, 1998 to $124.5 million at December 31, 1999. At December 31, 1999, $116.5 million, or 10.6%, of the Company's total deposits were noninterest bearing, compared to $123.7 million, or 10.1%, at December 31, 1998. Additional information regarding deposits is provided in Note 7 to the Consolidated Financial Statements.

     Short-Term Borrowings - The Company's short-term borrowings are comprised of advances from the Federal Home Loan Bank ("FHLB") of Dallas. At December 31, 1999, total short-term borrowings were $83.0 million. These advances were used to fund net decreases in deposits and to fund loan growth. The weighted average rate on short-term borrowings was 5.7% at December 31, 1999. For additional information regarding the Company's short-term borrowings, see Note 8 to the Consolidated Financial Statements.

     Long-Term Borrowings - At December 31, 1999, the Company's long-term borrowings were comprised of fixed rate advances from the Federal Home Loan Bank and a long-term note payable from Union Planters. Long- term borrowings increased $6.4 million, or 14.1%, to $52.1 million at December 31, 1999 compared to $45.6 million at December 31, 1998, which was partially offset by normal amortization payments. The increase in long-term borrowings was due to a new long-term note payable from Union Planters, which is variable rate based on the Wall Street Prime. For additional information, including maturities of the Company's long-term borrowings, see Note 9 to the Consolidated Financial Statements.

             [GRAPHIC-PIE CHART DEPICTING LIABILITY AND EQUITY MIX]

     Shareholders' Equity - Shareholders' equity provides a source of permanent funding, allows for future growth and provides the Company with a cushion to withstand unforeseen adverse developments. At December 31, 1999, shareholders' equity totaled $117.2 million, a decrease of $6.8 million from the previous year end level. The decrease in shareholders' equity in 1999 was the result of $4.0 million of cash dividends declared on the Company's common stock, $7.0 million of the Company's common stock repurchased and placed into treasury, and a $7.5 million decrease in unrealized gain on securities available for sale, all of which were partially offset by $9.5 million of net income, $1.2 million of common stock released by the Company's Employee Stock Ownership Plan ("ESOP") trust and $717,000 of common stock earned by participants of the Company's Recognition and Retention Plan (`RRP") trust.

     Federal regulations impose minimum regulatory capital requirements on all institutions with deposits insured by the Federal Deposit Insurance Corporation ("FDIC"). The Board of Governors of the Federal Reserve System ("FRB") imposes similar capital regulations on bank holding companies. At December 31, 1999, the Company exceeded all regulatory capital ratio requirements with a tier 1 leverage capital ratio of 6.26%, a tier 1 risk-based capital ratio of 9.42% and a total risk-based capital ratio of 10.43%. At December 31, 1999, IBERIABANK exceeded all regulatory capital ratio requirements with a tier 1 leverage capital ratio of 6.80%, a tier 1 risk-based capital ratio of 10.30% and a total risk-based capital ratio of 11.30%. As part of the regulatory approval of the acquisition of branches from the former First Commerce Corporation ("FCOM"), the Bank also committed to have a tier 1 leverage capital ratio of 6.0% and 6.5% at June 30, 1999 and December 31, 1999, respectively. The Bank is in compliance with those capital commitments.

RESULTS OF OPERATIONS

     General - The Company  reported net income of $9.5  million,  $10.1 million and $5.3 million for the years ended December 31, 1999, 1998 and 1997, respectively. Earnings in 1999 include a $454,000, after taxes, gain on the sale of property and $766,000, after taxes, in restructuring charges. Earnings in 1998 include a $1.3 million, after taxes, gain on the sale of property. Earnings in 1997 include $1.2 million, after taxes, of non-operating charges and expenses. Without these one-time or non-operating items, the Company would have reported net income of $11.2 million, $8.8 million and $6.5 million for the years ended December 31, 1999, 1998 and 1997, respectively. During 1999, interest income increased $15.9 million, interest expense increased $6.9 million, the provision for loan losses increased $1.9 million, noninterest income increased $3.5 million, noninterest expense increased $11.1 million and income tax expense decreased $44,000. Cash earnings (net income before the amortization of acquisition intangibles) were $12.2 million, $12.0 million and $6.9 million for the years ended December 31, 1999, 1998 and 1997, respectively.

     Net Interest Income - Net interest income is determined by interest rate spread (i.e. the difference between the yields earned on earning assets and the rates paid on interest-bearing liabilities) and the relative amounts of earning assets and interest-bearing liabilities. The Company's average interest rate spread was 3.57%, 3.52% and 3.25% during the years ended December 31, 1999, 1998 and 1997, respectively. The Company's net interest margin (i.e., net interest income as a percentage of average earning assets) was 4.00%, 4.06% and 3.79%, during the years ended December 31, 1999, 1998 and 1997, respectively.

                [GRAPHIC-BAR CHART DEPICTING REGULATORY CAPITAL]
                    [GRAPHIC-BAR CHART DEPICTING NET INCOME]

     Net interest income increased $8.9 million, or 21.9%, in 1999 to $49.7 million compared to $40.8 million in 1998. Such increase was due to a $15.9 million, or 20.0%, increase in interest income, which was partially offset by a $6.9 million, or 18.0%, increase in interest expense. The increase in net interest income was due to the increase in earning assets.

     Net interest income increased $7.2 million, or 21.5%, in 1998 to $40.8 million compared to $33.6 million in 1997. The reason for such increase was a $9.6 million, or 13.8%, increase in interest income, which was partially offset by a $2.4 million, or 6.7%, increase in interest expense.

     Interest Income - Interest income totaled $95.1 million for the year ended December 31, 1999, an increase of $15.9 million, or 20.0%, over the total of $79.2 million for the year ended December 31, 1998. This improvement was mainly due to an increase in the Company's average earning assets of $236.7 million, or 23.6%, to $1.2 billion for the year ended December 31, 1999, caused primarily by the acquisition of 17 full service branches from FCOM in September 1998 and the utilization of the $452.6 million of deposits acquired into loans and investment securities. Interest earned on loans increased $7.1 million, or 11.5%, in 1999. The increase was due to a $88.8 million, or 12.5 %, increase in the average balance of loans which was partially offset by a 7 basis point (with 100 basis points being equal to 1 %) decrease in the yield earned. Interest earned on investment securities increased $10.3 million, or 67.5%, in 1999. The increase was due to a $177.9 million, or 73.9%, increase in the average balance of investment securities, which was partially offset by a 24 basis point decrease in the yield earned. Interest income on other earning assets, primarily interest-bearing deposits, decreased $1.5 million, or 59.3%, during 1999. The decrease was due to a $30.0 million, or 55.5%, decrease in the average balance of other earning assets, together with a 41 basis point decrease in the yield earned. The weighted average yield on all earning assets decreased from 7.88% in 1998 to 7.66% in 1999.

     Interest income amounted to $79.2 million and $69.6 million for the years ended December 31, 1998 and 1997, respectively. The $9.6 million, or 13.8%, increase in interest income in 1998 was due to a $8.2 million, or 15.4%, increase in interest income on loans, a $640,000, or 4.4%, increase in interest income on investment securities, and a $807,000, or 45.8%, increase in interest income on other earning assets.

                  [GRAPHIC-CHART DEPICTING NET INTEREST MARGIN]

     Interest Expense - Interest expense increased $6.9 million, or 18.0%, in 1999 to $45.4 million compared to $38.5 million in 1998. The increase was due to having one full year of interest expense on deposits acquired from FCOM in September 1998. During 1999, there was an increase of $5.5 million, or 15.6%, in interest expense on deposits, together with a $1.5 million, or 43.2%, increase in interest expense on borrowings. The increase in interest expense on deposits was the result of a $200.6 million, or 24.2%, increase in the average balance of deposits, which was partially offset by a 30 basis point decrease in the average cost of deposits. The decrease in the average cost of deposits was both the result of the net cash withdrawals of relatively higher priced certificates of deposit together with the one full year of expense on deposits acquired from FCOM which had a significant amount of relatively lower priced deposits. The increase in interest expense on borrowings was the result of a $26.8 million, or 50.6%, increase in the average balance of borrowings, which was partially offset by a 32 basis point decrease in the average cost of borrowings. The increase in borrowings was largely for short term borrowings used to fund net decreases in deposits and to fund loan growth.

Total interest expense amounted to $38.5 million and $36.1 million for the years ended December 31, 1998 and 1997, respectively. The $2.4 million, or 6.7%, increase in interest expense in 1998 compared to 1997 was due to a $100.4 million, or 12.8%, increase in the average balance of interest-bearing liabilities, which was partially offset by a 25 basis point decrease in the cost of interest-bearing liabilities.

AVERAGE BALANCES, NET INTEREST INCOME AND INTEREST YIELDS/RATES

The following table sets forth, for the periods indicated, information regarding
(i) the total dollar amount of interest income of the Bank from earning assets and the resultant average yields (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average rate; (iii) net interest income; (iv) net interest spread; and (v) net interest margin. Information is based on average daily balances during the indicated periods.

                                                                         YEAR ENDED DECEMBER 31,
-------------------------------------------------------------------------------------------------------------------
                                                                 1999                             1998
-------------------------------------------------------------------------------------------------------------------
                                                                         Average                          Average
                                                     Average              Yield/     Average               Yield/
(Dollars in thousands)                               Balance   Interest   Rate       Balance    Interest   Rate
-------------------------------------------------------------------------------------------------------------------
Earning assets:
  Loans receivable:
   Mortgage loans                                  $  291,411   $23,163    7.95%   $  350,627   $28,157     8.03%
   Commercial loans                                   213,986    19,585    9.15       149,627    14,607     9.76
   Consumer and other loans                           293,449    25,685    8.75       209,778    18,600     8.87
                                                   ----------   -------            ----------   -------
    Total Loans                                       798,846    68,433    8.57       710,032    61,364     8.64
                                                   ----------   -------            ----------   -------
Investment securities                                 418,509    25,608    6.12       240,620    15,292     6.36
Other earning assets                                   24,128     1,044    4.33        54,160     2,568     4.74
                                                   ----------   -------            ----------   -------
    Total earning assets                            1,241,483    95,085    7.66     1,004,812    79,224     7.88
Nonearning assets                                     115,368   -------                81,628   -------
                                                   ----------                      ----------
    Total assets                                   $1,356,851                      $1,086,440
                                                   ==========                      ==========
Interest-bearing liabilities:
  Deposits:
   Demand deposits                                 $  279,328     6,301    2.26    $  196,254     4,801     2.45
   Savings deposits                                   131,824     2,681    2.03       114,934     2,541     2.21
   Certificates of deposits                           618,582    31,518    5.10       517,952    27,707     5.35
                                                   ----------   -------            ----------   -------
    Total deposits                                  1,029,734    40,500    3.93       829,140    35,049     4.23
  Borrowings                                           79,741     4,880    6.12        52,936     3,409     6.44
                                                   ----------   -------            ----------   -------
    Total interest-bearing liabilities              1,109,475    45,380    4.09       882,076    38,458     4.36
                                                   ----------   -------            ----------   -------
Noninterest-bearing demand deposits                   116,097                          69,670
Noninterest-bearing liabilities                         9,789                          14,982
                                                   ----------                      ----------
    Total liabilities                               1,235,361                         966,728
Shareholders' Equity                                  121,490                         119,712
                                                   ----------                      ----------
    Total liabilities and shareholders' equity     $1,356,851                      $1,086,440
                                                   ==========                      ==========
Net earning assets                                 $  132,008                      $  122,736
                                                   ==========                      ==========
Net interest spread                                             $49,705    3.57%                $40,766     3.52%
                                                                =======    ====                 =======     ====
Net interest margin                                                        4.00%                   4.06%
                                                                           ====                    ====
Ratio of average earning assets to
  average  interest-bearing  liabilities               111.90%                        113.91%
                                                       ======                         ======

                                                        Year Ended December 31,
---------------------------------------------------------------------------------
                                                                1997
---------------------------------------------------------------------------------
                                                                          Average
                                                     Average               Yield/
                                                     Balance    Interest   Rate
                                                  -------------------------------
Earning assets:
  Loans receivable:
   Mortgage loans                                  $  377,776    $30,702     8.13%
   Commercial loans                                    89,982      9,294    10.33
   Consumer and other loans                           154,444     13,198     8.55
                                                   ----------    -------
    Total Loans                                       622,202     53,194     8.55
                                                   ----------    -------
Investment securities                                 236,939     14,652     6.18
Other earning assets                                   26,723      1,761     6.59
                                                   ----------    -------
    Total earning assets                              885,864     69,607     7.86
                                                                 -------
Nonearning assets                                      58,793
                                                   ----------
    Total assets                                   $  944,657
                                                   ==========
Interest-bearing liabilities:
  Deposits:
   Demand deposits                                 $  141,212      3,714     2.63
   Savings deposits                                   115,882      2,949     2.54
   Certificates of deposits                           477,325     26,294     5.51
                                                   ----------    -------
    Total deposits                                    734,419     32,957     4.49
  Borrowings                                           47,281      3,093     6.54
                                                   ----------    -------
    Total interest-bearing liabilities                781,700     36,050     4.61
                                                   ----------    -------
Noninterest-bearing demand deposits                    37,647
Noninterest-bearing liabilities                        10,583
                                                   ----------
    Total liabilities                                 829,930
Shareholders' Equity                                  114,727
                                                   ----------
    Total liabilities and shareholders' equity     $  944,657
                                                   ==========
Net earning assets                                 $  104,164
                                                   ==========
Net interest spread                                              $33,557     3.25%
                                                                 =======     ====
Net interest margin                                                          3.79%
                                                                             ====
Ratio of average earning assets to
  average  interest-bearing  liabilities               113.33%
                                                       ======

Rate/Volume Analysis:

     The following table analyzes the dollar amount of changes in interest income and interest expense for major components of earning assets and interest-bearing liabilities. The table distinguishes between (i) changes attributable to rate (changes in rate multiplied by the prior period's volume),
(ii) changes attributable to volume (changes in volume multiplied by the prior period's rate), (iii) mixed change (changes in rate multiplied by changes in volume), and (iv) total increase (decrease) (sum of the previous columns).

                                                                       Years ended December 31,
-----------------------------------------------------------------------------------------------------------------------------
                                                        1999/1998                                    1998/1997
-----------------------------------------------------------------------------------------------------------------------------
                                                Change Attributable To                       Change Attributable To
-----------------------------------------------------------------------------------------------------------------------------
                                                                         Total                                        Total
                                                              Rate/    Increase                           Rate/     Increase
(Dollars in thousands)                 Volume      Rate      Volume   (Decrease)   Volume        Rate    Volume    (Decrease)
-----------------------------------------------------------------------------------------------------------------------------
Earning assets:
   Loans:
         Mortgage loans              $ (4,755)   $  (287)     $  48    $ (4,994)   $(2,206)   $  (365)     $   26   $ (2,545)
         Commercial loans               6,283       (912)      (393)      4,978      6,161       (510)       (338)     5,313
         Consumer and other loans       7,419       (239)       (95)      7,085      4,729        496         177      5,402
   Investment securities               11,305       (569)      (420)     10,316        228        406           6        640
   Other earning assets                (1,424)      (225)       125      (1,524)     1,808       (494)       (507)       807
                                     ----------------------------------------------------------------------------------------
Total net change in income on
     earning assets                    18,828     (2,232)      (735)     15,861     10,720       (467)       (636)     9,617
                                     ----------------------------------------------------------------------------------------

Interest-bearing liabilities:
   Deposits:
   Demand deposits                      2,032       (374)      (158)      1,500      1,448       (260)       (101)     1,087
         Savings deposits                 373       (204)       (29)        140        (24)      (387)          3       (408)
         Certificates of deposit        5,383     (1,316)      (256)      3,811      2,238       (760)        (65)     1,413
   Borrowings                           1,726       (169)       (86)      1,471        370        (48)         (6)       316
                                     ----------------------------------------------------------------------------------------
Total net change in expense on
     interest-bearing liabilities       9,514     (2,063)      (529)      6,922      4,032     (1,455)       (169)     2,408
                                     ----------------------------------------------------------------------------------------

     Change in net interest income   $  9,314    $  (169)     $(206)   $  8,939    $ 6,688    $   988      $ (467)  $  7,209
                                     ========================================================================================

     Provision for Loan Losses - Provisions for loan losses are charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on various factors, including historical experience, the volume and type of lending conducted by the Company, the amount of the Company's classified assets, seasoning of the loan portfolio, the status of past due principal and interest payments, general economic conditions, particularly as they relate to the Company's market area and other factors related to the collectibility of the Company's loan portfolio. Management of the Company assesses the allowance for loan losses on a quarterly basis and will make provisions for loan losses as deemed appropriate in order to maintain the adequacy of the allowance for loan losses.

     The Company made a provision for loan losses of $2.8 million in 1999, compared to $903,000 and $1.1 million for 1998 and 1997, respectively. Net loan charge-offs for 1999 totaled $1.2 million, compared to $418,000 for 1998. The 1999 provision included an additional provision of $1.6 million in the fourth quarter. The additional reserves were the result of an evaluation of the overall risk profile of the loan portfolio, including the continued growth and seasoning of the commercial and indirect auto portfolios.

     The allowance for loan losses amounted to $8.7 million, or 1.0% and 279.3% of total loans and total nonperforming loans, respectively, at December 31, 1999 compared to .9% and 124.4%, respectively, at December 31, 1998. The allowance for loan losses increased $1.6 million, or 22.6%, from the $7.1 million at December 31, 1998. The increase included $2.8 million provision for loan losses. The increase in the allowance for loan losses as a percentage of nonperforming loans was the result of the decrease in the level of nonperforming loans.

     Nonperforming loans (nonaccrual loans and accruing loans 90 days or more past due) were $3.1 million and $5.7 million at December 31, 1999 and 1998, respectively. The decrease in nonperforming loans was primarily attributable to management's improved collection efforts. The Company's foreclosed property amounted to $185,000 and $384,000 at December 31, 1999 and 1998, respectively. As a percentage of total assets, the Company's total nonperforming assets, which consists of nonperforming loans plus foreclosed property, amounted to $3.3 million, or .2% at December 31, 1999 compared to $6.1 million, or .4%, at December 31, 1998.

     Although management of the Company believes that the Company's allowance for loan losses was adequate at December 31, 1999, based on facts and circumstances available, there can be no assurances that additions to such allowance will not be necessary in future periods, which would adversely affect the Company's results of operations.

     Noninterest Income - For 1999, the Company reported noninterest income of $13.7 million compared to $10.2 million for 1998. The primary reasons for the $3.5 million, or 33.9%, increase in noninterest income was a $2.9 million, or 60.7% increase on service charges on deposit accounts. The increase in service charges was due to an increase in the number of accounts that are subject to service charges due primarily to including one full year of charges on FCOM deposits acquired in September 1998. Other changes to non interest income include a $635,000, or 142.7%, increase in ATM fee income, and a $1.4 million, or 85.6%, increase in other income, which was partially offset by a $1.1 million, or 60.8%, decrease in gain on the sale of property.

     Total noninterest income amounted to $10.2 million and $5.7 million for the years ended December 31, 1998 and 1997, respectively. The primary reasons for the $4.6 million, or 80.3%, increase in noninterest income during 1998 compared to 1997 was a $1.4 million, or 39.8%, increase in service charges on deposit accounts, a $1.2 million, or 388.6%, increase in gains on the sale of loans, and $1.8 million gain on the sale of property.

     Noninterest Expense - Noninterest expense includes salaries and employee benefits, occupancy and equipment expense, communication and delivery expense, marketing and business development expense, amortization of acquisition intangibles and other items. Noninterest expense amounted to $44.9 million, $33.8 million and $29.0 million for the three years ended December 31, 1999, 1998 and 1997, respectively. The primary reason for the $11.1 million, or 32.9%, increase in noninterest expense for 1999 compared to 1998 was including one full year of expenses for the 17 FCOM branches acquired in September 1998. Salaries and employee benefits increased $4.7 million, or 28.8%, occupancy and equipment expense increased $1.7 million, or 44.7%, communication and delivery expense increased $764,000, or 40.3%, franchise and shares tax expense increased $337,000, or 32.5 %, the amortization of acquisition intangibles increased $1.3 million, or 64.7%, printing, stationary and supplies expense increased $140,000, or 17.4%, restructuring expenses of $1.2 million were incurred (for more information regarding restructuring expenses see Note 2 to the Consolidated Financial Statements), other expenses increased $1.5 million, or 26.7%, marketing and business development expense decreased $284,000, or 20.6%, and data processing expense decreased $197,000, or 17.7%, due primarily to the conversion to an in-house data processing system in 1998.

     The primary reasons for the $4.8 million, or 16.4%, increase in noninterest expense for 1998 compared to 1997 were the acquisition of the 17 branch offices and their employees and continuing to build a commercial bank infrastructure.

     Income Taxes - For the years ended December 31, 1999, 1998 and 1997, the Company incurred income tax expense of $6.1 million, $6.2 million and $3.8 million, respectively. The Company's effective tax rate amounted to 39.2%, 37.9% and 41.4% during 1999, 1998 and 1997, respectively. The difference between the effective tax rate and the statutory tax rate primarily related to variances in the items that are either nontaxable or non-deductible, primarily the non-deductibility of part of the amortization of goodwill and acquisition intangibles, the non-deductible portion of the ESOP compensation expense and the capital loss carryforward used during 1998 and 1999. For more information, see
Note 10 to the Consolidated Financial Statements.

ASSET AND LIABILITY MANAGEMENT

     The principal objective of the Company's asset and liability management function is to evaluate the interest-rate risk included in certain balance sheet accounts, determine the level of risk appropriate given the Company's business focus, operating environment, capital and liquidity requirements and performance objectives, establish prudent asset concentration guidelines and manage the risk consistent with Board approved guidelines. Through such management, the Company seeks to reduce the vulnerability of its operations to changes in interest rates. The Company's actions in this regard are taken under the guidance of the Asset/Liability Committee ("ALCO"), which is chaired by the Chief Financial Officer and comprised of members of the Company's senior management. The ALCO generally meets on a monthly basis, to review, among other things, the sensitivity of the Company's assets and liabilities to interest rate changes, local and national market conditions and interest rates. In connection therewith, the ALCO generally reviews the Company's liquidity, cash flow needs, maturities of investments, deposits and borrowings, and capital position.

     The objective of interest rate risk management is to control the effects that interest rate fluctuations have on net interest income and on the net present value of the Company's earning assets and interest-bearing liabilities. Management and the Board are responsible for managing interest rate risk and employing risk management policies that monitor and limit exposure to interest rate risk.
Interest rate risk is measured using net interest margin simulation and asset/liability net present value sensitivity analyses. These analyses provide a range of potential impacts on net interest income and portfolio equity caused by interest rate movements.

     The Company uses financial modeling to measure the impact of changes in interest rates on the net interest margin. As of December 31, 1999, the model indicated the impact of an immediate and sustained 200 basis point rise in rates over 12 months would approximate a 5.7% decrease in net interest income, while a 200 basis point decline in rates over the same period would approximate a .6% increase in net interest income from an unchanged rate environment.

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

     As part of its asset/liability management strategy, the Company has emphasized the origination of consumer loans, commercial business loans and commercial real estate loans, all of which typically have shorter terms than residential mortgage loans and/or adjustable or variable rates of interest. The Company has also emphasized the origination of fixed-rate, long-term residential loans for sale in the secondary market. As of December 31, 1999, $250.5 million, or 30.0%, of the Company's total loan portfolio had adjustable interest rates.

     As part of the Company's asset/liability management strategies, the Company has limited its investments in investment securities other than mortgage backed securities to those with an estimated average life of seven years or less. In addition, at December 31, 1999, $12.4 million, or 5.2%, of the fixed-rate mortgage backed securities had a balloon feature (the mortgage backed security will mature and repay before the underlying loans have been fully amortized).

     The Company's strategy with respect to liabilities in recent periods has been to emphasize transaction accounts, particularly noninterest bearing transaction accounts, which are not as sensitive to changes in interest rates as time certificates of deposit. At December 31, 1999, 46.7% of the Company's deposits were in transaction accounts compared to 46.6% at December 31, 1998. Noninterest bearing transaction accounts total 10.6% of total deposits at December 31, 1999, compared to 10.1% of total deposits at December 31, 1998.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's liquidity, represented by cash and cash equivalents, is a product of its operating, investing and financing activities. The Company's primary sources of funds are deposits, borrowings, loan and mortgage backed security amortizations, prepayments and maturities, maturities of investment securities and other short-term investments and funds provided from operations. While scheduled payments from the amortization of loans and mortgage backed securities and maturing investment securities and short-term investments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. In addition, the Company invests excess funds in overnight deposits and other short-term earning assets which provide liquidity to meet lending requirements. The Company has been able to generate sufficient cash through its deposits and borrowings. At December 31, 1999, the Company had $127.5 million of outstanding advances from the FHLB of Dallas. Additional advances available at December 31, 1999 from the FHLB of Dallas amounted to $413.7 million. The Company also has $7.6 million of long term debt outstanding with Union Planters at December 31, 1999.

     Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments such as overnight deposits. On a longer-term basis, the Company maintains a strategy of investing in various lending products. The Company uses its sources of funds primarily to meet its ongoing commitments, to pay maturing certificates of deposit and deposit withdrawals, to fund loan commitments and to maintain a portfolio of mortgage backed and investment securities. At December 31, 1999, the total approved loan commitments outstanding amounted to $37.7 million. At the same date, commitments under unused lines of credit, including credit card lines, amounted to $109.3 million. Certificates of deposit scheduled to mature in one year or less at December 31, 1999 totaled $433.9 million. Management believes that a significant portion of maturing deposits will remain on deposit with the Company. The Company anticipates it will continue to have sufficient funds together with available borrowings to meet its current commitments.

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

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, The FASB issued SFAS 133, Accounting for Derivative Instruments and Hedging Activities. The statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments imbedded in other contracts. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The accounting for changes in the fair value of a derivatives (i.e., gains and losses) depends on the intended use of the derivative and the resulting designation. The statement is effective for fiscal years beginning after June 15, 1999. The Company currently has no derivatives and does not have any hedging activities. The Company adopted the statement effective October 1, 1999. At the date of initial application, in accordance with the provisions of the statement, the Company transferred certain held to maturity securities into the available for sale category. The securities transferred consisted of $198.9 million in mortgage backed securities, and the adjustment to fair value at the time of transfer was a decrease of $5.7 million.

     For additional information on these and other FASB statements see Note 1 to the Consolidated Financial Statements.

INDEPENDENT AUDITOR'S REPORT

[Graphic - logo]
[graphic-letterhead Castaing Hussey Lolan & Dauterive, LLP

                                                                 Samuel R. Lolan
                                                            Patrick J. Dauterive
                                                                  Lori D. Percle
                                                                Debbie B. Taylor
                                                           Katherine H. Armentor
--------------------------------------------------------------------------------
Charles E. Castaing, Retired                                     Robin G. Freyou
Roger E. Hussey, Retired                                       Dawn K. Gonsoulin
                                                            John G. Sarkies, Jr.



To the Board of Directors
ISB Financial Corporation and Subsidiary
New Iberia, Louisiana

     We have audited the accompanying consolidated balance sheets of ISB Financial Corporation and Subsidiary as of December 31, 1999 and 1998, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ISB Financial Corporation and Subsidiary as of December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.

/s/Castaing, Hussey, Lolan & Dauterive, LLP
-------------------------------------------
Castaing, Hussey, Lolan & Dauterive, LLP

New Iberia, Louisiana
February 11, 2000

      525 Weeks Street x P.O. Box 14240 x New Iberia, Louisiana 70562-4240
     Ph.: 337-364-7221 x Fax: 337-364-7235 x email: chldcpa@net-connect.net Members of American Institute of Certified Public Accountants x Society of Louisiana Certified Public Accountants

CONSOLIDATED BALANCE SHEETS
December 31, 1999 and 1998
(Dollars in thousands, except share data)
                                                               1999          1998
                                                         ---------------------------
ASSETS
Cash and due from banks                                  $    39,443      $   36,953
Interest-bearing deposits in banks                             8,270         108,918
                                                         ---------------------------
              Total cash and cash equivalents                 47,713         145,871
Investment securities:
    Available for sale, at fair value                        299,388          97,085
    Held to maturity (fair value of $82,884
    and $280,367, respectively)                               85,493         280,471
Federal Home Loan Bank stock, at cost                          6,821          10,245
Loans held for sale                                            4,771          18,407
Loans, net of unearned income, less allowance for loan
         losses of $8,749 and $7,135, respectively           834,333         761,263
Accrued interest receivable                                    8,017           7,667
Premises and equipment, net                                   25,957          27,326
Goodwill and acquisition intangibles                          42,063          45,352
Other assets                                                   9,022           7,943
                                                         ---------------------------
Total Assets                                              $1,363,578      $1,401,630
                                                          ==========================

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
Deposits:
    Noninterest-bearing                                   $  116,493      $  123,721
    Interest-bearing                                         983,521       1,096,873
                                                         ---------------------------
              Total deposits                               1,100,014       1,220,594
Short-term borrowings                                         83,000              --
Accrued  interest  payable                                     5,385           6,708
Long-term  debt                                               52,053          45,639
Other liabilities                                              5,937           4,722
                                                         ---------------------------
 Total Liabilities                                         1,246,389       1,277,663
                                                         ---------------------------
Commitments and contingencies (notes 14, 15)


                                                              1999           1998
                                                              ----           ----
Shareholders' Equity:
Preferred stock of $1 par value;
    5,000,000 shares authorized;
    -0- shares issued                                             --              --
Common stock of $1 par value; 25,000,000
    shares authorized;
    7,380,671 shares issued                                    7,381           7,381
Additional paid-in-capital                                    68,749          68,021
Retained earnings                                             69,065          63,527
Unearned common stock held by ESOP                            (2,649)         (3,267)
Unearned common stock held by RRP trust                       (3,024)         (3,683)
Accumulated other comprehensive income                        (7,124)            349
Treasury stock, at cost, 821,934 and 498,805 shares          (15,209)         (8,361)
                                                          --------------------------
Total Shareholders' Equity                                   117,189         123,967
                                                          --------------------------
Total Liabilities and Shareholders' Equity                $1,363,578      $1,401,630
                                                          ==========================

The accompanying Notes to Consolidated Financial Statements are an integral part of these Financial Statements.

CONSOLIDATED  STATEMENTS OF INCOME
Years Ended December 31, 1999, 1998 and 1997
Dollars in thousands, except per share data)

                                                         1999       1998       1997
                                                       -----------------------------
Interest and Dividend Income:
         Loans, including fees                         $68,433    $61,364    $53,194
         Investment securities:
            Taxable interest and dividends              25,495     15,219     14,572
            Tax-exempt interest                            113         73         80
         Interest-bearing demand deposits                1,044      2,568      1,761
                                                       -----------------------------
Total interest and dividend income                      95,085     79,224     69,607
                                                       -----------------------------
Interest Expense:
         Deposits                                       40,500     35,049     32,957
         Short-term borrowings                           1,665        384         --
         Long-term debt                                  3,215      3,025      3,093
                                                       -----------------------------
Total interest expense                                  45,380     38,458     36,050
                                                       -----------------------------
Net interest income                                     49,705     40,766     33,557
Provision for loan losses                                2,836        903      1,097
                                                       -----------------------------
Net interest income after provision for loan losses     46,869     39,863     32,460
                                                       -----------------------------

Noninterest Income:
         Service charges on deposit accounts             7,794      4,850      3,470
         ATM fee income                                  1,080        445        175
         Gain on sale of loans, net                      1,063      1,495        306
         Gain on sale of property                          698      1,781         --
         Gain on sale of investments, net                   --          3        266
         Other income                                    3,044      1,640      1,447
                                                       -----------------------------
Total noninterest income                                13,679     10,214      5,664
                                                       -----------------------------

Noninterest Expense:
         Salaries and employee benefits                 20,776     16,125     13,671
         Occupancy and equipment                         5,655      3,907      3,098
         Amortization of acquisition intangibles         3,400      2,064      1,545
         Franchise and shares tax                        1,374      1,037        925
         Communication and delivery                      2,660      1,896      1,395
         Marketing and Business Development              1,096      1,380      1,063
         Data processing                                   916      1,113      1,795
         Printing, stationery and supplies                 946        806        961
         Restructuring                                   1,178         --         --
         Other expenses                                  6,880      5,430      4,548
                                                       -----------------------------
Total noninterest expense                               44,881     33,758     29,001
                                                       -----------------------------
Income before income tax expense                        15,667     16,319      9,123
Income tax expense                                       6,138      6,182      3,780
                                                       -----------------------------
Net Income                                             $ 9,529    $10,137    $ 5,343
                                                       =============================
Earnings per share - basic                             $  1.55    $  1.61    $  0.86
                                                       =============================
Earnings per share - diluted                           $  1.53    $  1.56    $  0.83
                                                       =============================

The accompanying Notes to Consolidated Financial Statements are an integral part of these Financial Statements.

CONSOLIDATED  STATEMENTS OF SHAREHOLDERS' EQUITY
Years Ended December 31, 1999, 1998 and 1997
(Dollars in thousands, except share and per share data)

                                                                                                            Unearned
                                                                                           Unearned         Common
                                                                  Additional                Common           Stock
                                                          Common   Paid-In     Retained    Stock Held       Held By
                                                          Stock    Capital     Earnings     By ESOP        RRP Trust
                                                         -----------------------------------------------------------
Balance, January 1, 1997                                 $7,381   $65,725      $54,660      $(4,612)       $(4,476)
Comprehensive income:
   Net income for the year ended December 31, 1997                               5,343
   Change in unrealized gain on securities
       available for sale, net of deferred taxes
Total comprehensive income

Cash dividends declared, $.45 per share                                         (2,907)
Reissuance of treasury stock under stock
       option plan (1,318 shares)                                       1
Common stock released by ESOP trust                                   991                       691
Common stock earned by participants of recognition
       and retention plan trust                                        81                                      394
Treasury stock acquired at cost, 150,550 shares
                                                         -----------------------------------------------------------
Balance, December 31, 1997                                7,381    66,798       57,096       (3,921)        (4,082)
Comprehensive income:
   Net income for the year ended December 31, 1998                              10,137
   Change in unrealized gain on securities
       available for sale, net of deferred taxes
Total comprehensive income
Cash dividends declared, $.57 per share                                         (3,706)
Reissuance of treasury stock under stock
       option plan (4,838 shares)                                      24
Common stock released by ESOP trust                                 1,029                       654
Common stock earned by participants of recognition
       and retention plan trust, including tax benefit                170                                      399
Treasury stock acquired at cost, 25,000 shares
                                                         -----------------------------------------------------------
Balance, December 31, 1998                                7,381    68,021       63,527       (3,267)        (3,683)
Comprehensive income:
   Net income for the year ended December 31, 1999                               9,529
   Change in unrealized gain on securities
       available for sale, net of deferred taxes
Total comprehensive income
Cash dividends declared, $.63 per share                                         (3,991)
Reissuance of treasury stock under stock
       option plan (13,371 shares)                                     15
Common stock released by ESOP trust                                   577                       618
Common stock earned by participants of recognition
       and retention plan trust, including tax benefit                 58                                      659
Compensation expense on stock option plans                             78
Treasury stock acquired at cost, 336,500 shares
                                                         -----------------------------------------------------------
Balance, December 31, 1999                               $7,381   $68,749      $69,065      $(2,649)       $(3,024)
                                                         ===========================================================

                                                              Accumulated
                                                                  Other                          Total
                                                              Comprehensive    Treasury     Shareholders'
                                                                 Income           Stock         Equity
                                                              -------------------------------------------
Balance, January 1, 1997                                          $187          $(4,859)        $114,006
Comprehensive income:
   Net income for the year ended December 31, 1997                                                 5,343
   Change in unrealized gain on securities
       available for sale, net of deferred taxes                    34                                34
                                                                                                --------
Total comprehensive income                                                                         5,377
Cash dividends declared, $.45 per share                                                           (2,907)
Reissuance of treasury stock under stock
       option plan (1,318 shares)                                                    19               20
Common stock released by ESOP trust                                                                1,682
Common stock earned by participants of recognition
       and retention plan trust                                                                      475
Treasury stock acquired at cost, 150,550 shares                                  (3,089)          (3,089)
                                                              -------------------------------------------
Balance, December 31, 1997                                         221           (7,929)         115,564
Comprehensive income:
   Net income for the year ended December 31, 1998                                                10,137
   Change in unrealized gain on securities
       available for sale, net of deferred taxes                   128                               128
                                                                                                --------
Total comprehensive income                                                                        10,265
Cash dividends declared, $.57 per share                                                           (3,706)
Reissuance of treasury stock under stock
       option plan (4,838 shares)                                                    71               95
Common stock released by ESOP trust                                                                1,683
Common stock earned by participants of recognition
       and retention plan trust, including tax benefit                                               569
Treasury stock acquired at cost, 25,000 shares                                     (503)            (503)
                                                              -------------------------------------------
Balance, December 31, 1998                                         349           (8,361)         123,967
Comprehensive income:
   Net income for the year ended December 31, 1999                                                 9,529
   Change in unrealized gain on securities
       available for sale, net of deferred taxes                (7,473)                           (7,473)
                                                                                                --------
Total comprehensive income                                                                         2,056
Cash dividends declared, $.63 per share                                                           (3,991)
Reissuance of treasury stock under stock
       option plan (13,371 shares)                                                  197              212
Common stock released by ESOP trust                                                                1,195
Common stock earned by participants of recognition
       and retention plan trust, including tax benefit                                               717
Compensation expense on stock option plans                                                            78
Treasury stock acquired at cost, 336,500 shares                                  (7,045)          (7,045)
                                                              -------------------------------------------
Balance, December 31, 1999                                    $ (7,124)        $(15,209)        $117,189
                                                              ===========================================

The accompanying Notes to Consolidated Financial Statements are an integral part of these Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 1999, 1998 and 1997
(Dollars in thousands)

                                                                          1999         1998        1997
                                                                      ----------------------------------
Cash Flows From Operating Activities:
Net income                                                            $  9,529      $ 10,137    $  5,343
Adjustments to reconcile net income to net cash
 provided by operating activities:
         Depreciation and amortization                                   6,657         4,283       3,052
         Provision for loan losses                                       2,836           903       1,097
         Compensation expensed recognized on RRP and stock options         795           443         414
         Gains on sales of assets                                         (852)       (1,869)        148
         Equipment donated                                                 120            --          --
         Impairment of fixed assets due to restructuring                   645            --          --
         Gain on sale of investments                                        --            (3)       (266)
         Amortization of premium/discount on investments                   872           117         311
         Current provision for deferred income taxes                    (1,143)         (167)        161
         FHLB stock dividends                                             (447)         (419)       (352)
         Net change in loans held for sale                              13,636       (18,407)         --
         Proceeds from student loans sold                                  763         9,215          38
         ESOP compensation                                               1,031         1,576       1,629
         Net change in securities classified as trading                     --            --         630
         Other, net                                                      2,464        (1,627)     (1,152)
                                                                      ----------------------------------
Net Cash Provided by Operating Activities                             $ 36,906     $   4,182    $ 11,053
                                                                      ----------------------------------
Cash Flows From Investing Activities:
         Activity in available for sale securities:
                  Sales                                               $    --      $   4,498    $     --
                  Maturities, prepayments and calls                    25,500         29,345      56,100
                  Purchases                                           (99,998)       (54,981)    (30,335)
         Activity in held to maturity securities:
                  Maturities, prepayments and calls                    55,166         47,004      35,892
                  Purchases                                                --       (210,575)         --
         (Increase) decrease in loans receivable, net                 (77,653)        12,407     (89,832)
         Proceeds from FHLB stock redemption                            4,853          1,162          --
         Purchases of FHLB stock                                         (982)        (4,828)         --
         Proceeds from sale of premises and equipment                     531            202           2
         Purchases of premises and equipment                           (2,332)        (4,348)     (5,271)
         Proceeds from disposition of real estate owned & property      1,961          2,719         931
         Cash received in excess of cash paid on branch acquisition        --        292,439          --
         Payments received from note receivable                            --             --         841
                                                                     ------------------------------------
Net Cash (Used in) Provided By Investing Activities                  $(92,954)      $115,044    $(31,672)
                                                                     ------------------------------------

(Continued)

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 1999, 1998 and 1997
(Dollars in thousands)

                                                                                     1999         1998          1997
                                                                                 -------------------------------------
Cash Flows From Financing Activities:
         (Decrease) increase in deposits                                         $(120,881)    $ (12,776)    $  18,235
         Net change in short-term borrowings                                        83,000            --            --
         Proceeds from issuance of long-term debt                                    7,575            --            --
         Repayments of long-term debt                                               (1,161)       (1,089)       (1,022)
         Dividends paid to shareholders                                             (3,810)       (3,372)       (2,604)
         Proceeds from sale of treasury stock for stock options exercised              212            78            21
         Payments to repurchase common stock                                        (7,045)         (503)       (3,089)
                                                                                 -------------------------------------
Net Cash (Used in) Provided by Financing Activities                                (42,110)      (17,662)       11,541
                                                                                 -------------------------------------
Net (Decrease) Increase in Cash and Cash Equivalents                               (98,158)      101,564        (9,078)
Cash and Cash Equivalents at Beginning of Period                                   145,871        44,307        53,385
                                                                                 -------------------------------------
Cash and Cash Equivalents at End of Period                                       $  47,713      $145,871     $  44,307
                                                                                 ======================================

Supplemental Schedule of Noncash Activities:
         Acquisition of real estate in settlement of loans                       $   1,035     $     929     $     566
                                                                                 ======================================
         Transfer of real estate owned to land and building                      $      --     $      --     $     168
                                                                                 ======================================
Supplemental Disclosures:
Cash paid (received) for:
         Interest on deposits and borrowings                                     $  46,703     $  35,745     $  36,477
                                                                                 ======================================
         Income taxes                                                            $   6,823     $   5,112     $   4,226
                                                                                 ======================================
         Income tax refunds                                                      $       9     $    (495)    $    (938)
                                                                                 ======================================

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

NOTES TO  CONSOLIDATED  FINANCIAL  STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES:

     Nature of Operations: ISB Financial Corporation (the "Company") is a Louisiana corporation organized in November 1994 for the purpose of becoming the holding company for Iberia Savings Bank. The Board of Directors of Iberia Savings Bank adopted the Plan of Conversion pursuant to which the bank converted from a Louisiana-chartered mutual savings bank to a Louisiana-chartered stock savings bank. The Company completed its subscription and community offering in April 1995 and, with a portion of the net proceeds, acquired the capital stock of the bank. In December of 1997, Iberia Savings Bank changed its charter from a state savings bank to a state commercial bank and changed its name to IBERIABANK ("Iberia").

     IBERIABANK operates 25 full service offices located in south central Louisiana, 10 full service offices located in northeast Louisiana and 8 full service offices located in the greater New Orleans area. Iberia provides a variety of financial services to individuals and businesses throughout its service area. Primary deposit products are checking, savings and certificate of deposit accounts and primary lending products are consumer, mortgage and commercial business loans. Iberia also offers discount brokerage services through a wholly owned subsidiary.

     Jefferson Bank, formerly Jefferson Federal Savings Bank, ("Jefferson"), a Louisiana-chartered stock savings bank, was acquired on October 18, 1996 and was operated as a wholly owned subsidiary of the Company until it was merged into Iberia in September of 1997.

     Principles of Consolidation: The consolidated financial statements include the accounts of ISB Financial Corporation and its wholly owned subsidiary, Iberia, as well as all of Iberia's subsidiaries, Iberia Financial Services, LLC, Jefferson Insurance Corporation, Metro Service Corporation and Finesco, LLC. All significant intercompany balances and transactions have been eliminated in consolidation.

     Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans and deferred tax assets. Actual results could differ from those estimates.

     Concentration of Credit Risks: Most of the Company's business activity is with customers located within the state of Louisiana. The Company's lending activity in the past was concentrated in the southwestern part of Louisiana. That economy has historically been heavily dependent on the oil and gas industry. The Company in recent years has increased originations of commercial loans and indirect automobile loans, and through acquisitions, has entered the New Orleans and Monroe, Louisiana markets. Repayment of loans is expected to come from cash flow of the borrower or, particularly with the residential mortgage portfolio, from the sale of the real estate. Losses are limited by the value of the collateral upon default of the borrowers.

     Cash and Cash Equivalents: For purposes of presentation in the consolidated statements of cash flows, cash and cash equivalents are defined as cash, interest-bearing and noninterest-bearing funds on deposit at other financial institutions.

     Investment Securities: Debt securities that management has the ability and intent to hold to maturity are classified as held to maturity and carried at cost, adjusted for amortization of premiums and accretion of discounts using methods approximating the interest method. Securities not classified as held to maturity or trading, including equity securities with readily determinable fair values, are classified as available for sale and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income. Declines in the value of individual held to maturity and available for sale securities below their cost that are other than temporary are included in earnings as realized losses. The cost of securities sold is recognized using the specific identification method.

     Stock in the Federal Home Loan Bank of Dallas ("FHLB") is carried at cost. Since Iberia is a member of the FHLB, it is required to maintain an amount of FHLB stock based on its total assets and level of borrowings. At December 31, 1999 and 1998, Iberia held more than the required level of FHLB stock.

     Loans Held for Sale: Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

     Loans: The Company grants residential mortgage, commercial and consumer loans to customers primarily throughout the state of Louisiana. The ability of the debtors to honor contracts is dependent upon the collateral and general economic conditions in this area.

     Loans receivable are stated at the unpaid principal balances, less the allowance for loan losses and net deferred loan origination fees and unearned discounts. Interest income on loans is accrued over the term of the loans based on the principal balance outstanding. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield, using the interest method.

     The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. Credit card loans and other personal loans are typically charged off no later than 180 days past due. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful.

     In general, interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis method or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured.

     Allowance for Loan Losses: The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.
Subsequent recoveries, if any, are credited to the allowance. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. Changes in the allowance related to impaired loans are charged or credited to the provision for loan losses.

     The allowance for loan losses is maintained at a level which, in management's judgement, is adequate to absorb credit losses inherent in the portfolio. The amount of the allowance is based on management's evaluation of various factors, including the collectibility of the loan portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, and economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

     A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. The impairment loss is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

     Large  groups  of  smaller  balance   homogeneous  loans  are  collectively
evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures.

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

     Foreclosed Property: Real estate and other assets acquired in settlement of loans are recorded at the balance of the loan or at estimated fair value minus estimated costs to sell, whichever is less, at the date acquired. After foreclosure, valuations are periodically performed by management and the assets are carried at the lower of cost or fair value minus estimated costs to sell. Revenue and expenses from operations, gain or loss on sale and changes in the valuation allowance are included in net expenses from foreclosed assets. There was no allowance for losses on foreclosed property at December 31, 1999 and 1998.

     Premises and Equipment: Land is carried at cost. Buildings and equipment are carried at cost, less accumulated depreciation computed on a straight line basis over the estimated useful lives of 15 to 40 years for buildings and 5 to 10 years for furniture, fixtures and equipment.

     Goodwill and Other Intangible Assets: Goodwill, representing the purchase price in excess of fair value of identifiable net assets at acquisition, is amortized over periods not exceeding 25 years. Other acquired intangible assets, such as core deposit intangibles, are amortized over the periods benefited, not exceeding 8 years. As events or circumstances warrant, the Company evaluates the recoverability of the unamortized balance based on expected future profitability and undiscounted future cash flows of the acquisitions and their contribution to the overall operation of the Company.

     Income Taxes: The Company and all subsidiaries file a consolidated federal income tax return on a calendar year basis. Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

     Stock Compensation Plans: Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period.

It also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under the Company's stock option plan generally have no intrinsic value at the grant date, and under Opinion No. 25 no compensation cost is recognized for them. The Company has elected to continue with the accounting methodology in Opinion No. 25 and, as a result, has provided pro forma disclosures of net income and earnings per share and other disclosures, as if the fair value based method of accounting had been applied.

     Earnings Per Common Share: Basic earnings per share represents income available to common shareholders divided by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate to outstanding stock options and unvested restricted stock, and are determined using the treasury stock method.

     Effects of New Accounting Pronouncements: In June 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income. This statement establishes standards for reporting and disclosure of comprehensive income and its components (revenues, expenses, gains and losses). This statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income (including, for example, unrealized holding gains and losses on available for sale securities) be reported in a financial statement similar to the statement of income and retained income. The accumulated balance of other comprehensive income is disclosed separately from retained income in the shareholders' equity section of the balance sheet. This statement is effective for the Company for the fiscal year beginning January 1, 1998. Adoption of this statement did not have a material impact on the financial condition or results of operations because it addresses reporting and disclosure issues.

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

     In June 1998, the Financial Accounting Standards Board issued SFAS 133, Accounting for Derivative Instruments and Hedging Activities. The statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments imbedded in other contracts. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The accounting for changes in the fair value of derivatives (that is, gains and losses) depends on the intended use of the derivative and the resulting designation. The statement is effective for fiscal years beginning after June 15, 1999. The Company currently has no derivatives and does not have any hedging activities. The Company adopted the statement effective October 1, 1999. At the date of initial application, in accordance with the provisions of the statement, the Company transferred certain held to maturity securities into the available for sale category. The securities transferred consisted of $198,909,000 in mortgage backed securities, and the adjustment to fair value at the time of transfer was a decrease of $5,730,000.

     Reclassifications: Certain reclassifications have been made to the 1997 and
1998   consolidated   financial   statements   in  order  to   conform   to  the
classifications adopted for reporting in 1999.

NOTE 2 - RESTRUCTURING:

     On December 13, 1999 the Board of Directors approved a restructuring plan aimed at improving the operating efficiency and profitability of the Company.
The plan involves consolidation of certain branches and elimination of thirty-three personnel positions primarily at corporate headquarters. The charges to current earnings consisted of $451,000 of fixed asset impairments primarily consisting of leasehold improvements written down to book value for the remaining lease term, $198,000 of lease termination penalties and $35,000 of closure expenses all related to the branch consolidations and $244,000 of severance accruals for the personnel positions eliminated. As part of the plan, the four directors emeritus retired in December of 1999, resulting in compensation expense of $250,000 for immediate vesting in their recognition and retention plan shares. The anticipated date of completion of the plan is mid-year 2000.

NOTE 3 - INVESTMENT SECURITIES:

     The amortized cost and fair values of investment securities, with gross unrealized gains and losses, (in thousands) consists of the following:

                                                                      Gross        Gross
                                                    Amortized      Unrealized    Unrealized         Fair
                                                      Cost            Gains        Losses           Value
                                                    -------------------------------------------------------
December 31, 1999:
Securities available for sale:
         U.S. Government and federal
           agency obligations                       $112,864         $  --       $  (5,181)        $107,683
         Mortgage backed                             191,167            --          (5,693)         185,474
                                                    -------------------------------------------------------
             Total debt securities                   304,031            --         (10,874)         293,157
         Marketable equity security                    6,318            --             (87)           6,231
                                                    -------------------------------------------------------
Total securities available for sale                 $310,349         $  --       $ (10,961)        $299,388
                                                    =======================================================
Securities held to maturity:
         Obligations of state and political
           subdivisions                             $  1,889         $  --       $      --         $  1,889
         Mortgage backed                              83,604            --          (2,609)          80,995
                                                    -------------------------------------------------------
Total securities held to maturity                   $ 85,493         $  --       $  (2,609)        $ 82,884
                                                    =======================================================

                                                                      Gross        Gross
                                                    Amortized      Unrealized    Unrealized         Fair
                                                      Cost            Gains        Losses           Value
                                                    --------------------------------------------------------
December 31, 1998:
Securities available for sale:
         U.S. Government and federal
           agency obligations                       $ 90,594         $   653     $    (88)         $  91,159
         Marketable equity security                    5,962              --          (36)             5,926
                                                    --------------------------------------------------------
Total securities available for sale                 $ 96,556         $   653     $   (124)         $  97,085
                                                    ========================================================
Securities held to maturity:
         Obligations of state and political
           subdivisions                             $  2,673         $     2     $     --          $   2,675
         Mortgage backed                             277,798           1,102       (1,208)           277,692
                                                    --------------------------------------------------------
Total securities held to maturity                   $280,471         $ 1,104     $ (1,208)         $ 280,367
                                                    ========================================================

     Securities with carrying values of $28,596,000 and $3,994,000 at December 31, 1999 and 1998, respectively, were pledged to secure public deposits and other borrowings. Securities of $24,941,000 were pledged at December 31, 1999 to secure a borrowing line obtained in anticipation of Y2K cash needs.

     The amortized cost and fair value of investment securities at December 31, 1999, by contractual maturity, are shown below (in thousands). Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                    Securities Available          Securities
                                          for Sale            Held to Maturity
                                    -------------------------------------------
                                    Amortized      Fair     Amortized     Fair
                                       Cost        Value       Cost       Value
                                    -------------------------------------------
Within one year or less             $ 10,009      $ 10,020    $   455   $   455
One through five years                34,863        33,707        555       555
After five through ten years          67,992        63,956        675       675
Over ten years                            --            --        204       204
                                    -------------------------------------------
Subtotal                             112,864       107,683      1,889     1,889
Mortgage backed                      191,167       185,474     83,604    80,995
Marketable equity security             6,318         6,231         --        --
                                    -------------------------------------------
Totals                              $310,349      $299,388    $85,493   $82,884
                                    ===========================================

     Proceeds from the sale of available for sale investment securities during 1998 were $4,498,000. Gross gains of $3,000, before related income taxes of $1,000 and gross losses of $-0- were realized on those sales. The Company had no sales of investment securities in the available for sale category during 1999 or 1997.

NOTE 4 - LOANS RECEIVABLE:

     Loans receivable (in thousands) at December 31, 1999 and 1998 consists of the following:

                                                         1999            1998
                                                       ------------------------
Residential mortgage loans:
         Residential 1-4 family                        $266,365        $300,150
         Construction                                     6,381           7,402
                                                       ------------------------
                  Total  residential  mortgage loans    272,746         307,552
                                                       ------------------------

Commercial loans:
         Business                                        82,485          83,237
         Real estate                                    157,248         117,768
                                                       ------------------------
                  Total commercial loans                239,733         201,005
                                                       ------------------------
Consumer loans:
         Home equity                                     91,531          73,185
         Automobile                                      23,432          24,631
         Indirect automobile                            179,350         118,529
         Credit card loans                                6,436           4,584
         Other                                           29,854          38,912
                                                       ------------------------
                  Total consumer loans                  330,603         259,841
                                                       ------------------------
                  Total loans receivable                843,082         768,398
Allowance for loan losses                                (8,749)         (7,135)
                                                       ------------------------
Loans receivable, net                                  $834,333        $761,263
                                                       ========================

     Loans receivable include approximately $250,537,000 and $243,646,000 of adjustable rate loans and $583,796,000 and $517,617,000 of fixed rate loans at December 31, 1999 and 1998, respectively.

     The amount of loans for which the accrual of interest has been discontinued totaled approximately $1,930,000 and $1,179,000 at December 31, 1999 and 1998, respectively.

     A summary of changes in the allowance for loan losses (in thousands) for the years ended December 31, 1999, 1998 and 1997 is as follows:

                                                  1999        1998       1997
                                               -------------------------------
Balance, beginning of year                     $ 7,135      $ 5,258    $ 4,615
Allowance for loan losses from acquisitions         --        1,392         --
Provision charged to operations                  2,836          903      1,097
Loans charged off                               (1,671)        (863)      (803)
Recoveries                                         449          445        349
                                               -------------------------------
Balance, end of year                           $ 8,749      $ 7,135    $ 5,258
                                               ===============================

     The following is a summary of information pertaining to impaired loans (in thousands):

                                                                 December 31,
                                                              ----------------
                                                                1999     1998
                                                              ----------------
Impaired loans without a valuation allowance                  $    --  $    --
Impaired loans with a valuation allowance                       1,980    1,510
                                                              ----------------
Total impaired loans                                          $ 1,980  $ 1,510
                                                              ----------------
Valuation allowance related to impaired loans                 $   198  $    34
                                                              ================

                                                                       For The Years Ended
                                                                            December 31,
                                                                  ----------------------------
                                                                     1999       1998      1997
                                                                  ----------------------------
Average  investment  in  impaired  loans                          $ 1,822     $ 1,825     $ 35
                                                                  ============================
Interest  income recognized on impaired  loans                    $   167     $   115     $ 25
                                                                  ============================
Interest  income  recognized on a cash basis on impaired loans    $   167     $   115     $ 25
                                                                  ============================

     No additional funds are committed to be advanced in connection with impaired loans.

NOTE 5 - LOAN SERVICING:

     Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of mortgage loans serviced for others was $34,852,000 and $27,177,000 at December 31, 1999 and 1998, respectively.

     Custodial escrow balances maintained in connection with the foregoing portfolio of loans serviced for others, and included in demand deposits, were approximately $109,000 and $129,000 at December 31, 1999 and 1998, respectively.

     Mortgage loan servicing rights of $67,000 and $116,000 were capitalized in 1999 and 1998, respectively. Amortization of mortgage servicing rights was $26,000, $15,000 and $5,000 in 1999, 1998 and 1997, respectively. The balance of mortgage servicing rights was $204,000 and $163,000 at December 31, 1999 and 1998, respectively.

NOTE 6 - PREMISES AND EQUIPMENT:

     Premises and equipment (in thousands) at December 31, 1999 and 1998 is summarized as follows:

                                                         1999          1998
                                                      ----------------------
Land                                                  $  4,093      $  4,089
Buildings                                               18,982        18,265
Furniture, fixtures and equipment                       14,602        14,145
                                                      ----------------------
                                                        37,677        36,499
Less: accumulated depreciation                          11,720         9,173
                                                      ----------------------
Total premises and equipment                          $ 25,957      $ 27,326
                                                      ======================

     Depreciation expense was $2,615,000, $1,919,000 and $1,418,000 for the years ended December 31, 1999, 1998 and 1997, respectively.

     The Company actively engages in leasing office space that it has available. Leases have different terms ranging from monthly rental to five year leases. At December 31, 1999, the lease income was $36,000 per month. Total lease income for 1999, 1998 and 1997 was $439,000, $335,000 and $362,000, respectively.
Income from leases was reported as a reduction in occupancy and equipment expense. The total allocated cost of the portion of the buildings held for lease at December 31, 1999 and 1998 was $2,920,000 and $2,567,000, respectively, with related accumulated depreciation of $922,000 and $928,000, respectively.

     The Company leases certain branch offices, land and ATM facilities through noncancellable operating leases with terms that range from one to twenty years, with renewal options thereafter.

     Minimum  future  annual  rent   commitments  (in  thousands)   under  these
agreements as of December 31, 1999 are:

         Year Ending December 31,              Amount
         --------------------------------------------
         2000                                  $  452
         2001                                     276
         2002                                     238
         2003                                     238
         2004 and thereafter                      838
                                               ------
         Total                                 $2,042
                                               ======

NOTE 7 - DEPOSITS:

     Certificates   of  deposit  with  a  balance  of  $100,000  and  over  were
$124,538,000 and $130,631,000 at December 31, 1999 and 1998, respectively.

     A schedule of maturities of certificates of deposit (in thousands) is as follows:

         Year Ending December 31,              Amount
         --------------------------------------------
         2000                                $433,914
         2001                                  99,512
         2002                                  37,668
         2003                                   5,198
         2004 and thereafter                    9,999
                                             --------
         Total                               $586,291
                                             ========

NOTE 8 - SHORT-TERM BORROWINGS:

     The short-term borrowings consist of FHLB advances with terms ranging from 1 to 30 days, at fixed interest rates ranging from 5.25% to 5.97%.

NOTE 9 - LONG-TERM DEBT:

     Long-term debt at December 31, 1999 and 1998 (in thousands) is summarized as follows:

                                                1999          1998
                                             -----------------------
Federal Home Loan Bank fixed rate notes at:
                   5.0 to 5.99%              $  4,367       $  4,579
                   6.0 to 6.99%                36,000         36,896
                   7.0 to 7.99%                 4,111          4,164

Union Planters Bank, $15MM line of credit
   with variable rate equal to Wall
   Street prime minus .50%, currently
   @ 7.75% maturing 3/31/01.                    7,575             --
                                             -----------------------

Total Advances                               $ 52,053       $ 45,639
                                             =======================

     FHLB advance repayments are amortized over periods ranging from fifteen to thirty years, and have a balloon feature at maturity. Advances are collateralized by a blanket pledge of mortgage loans and a secondary pledge of FHLB stock and FHLB demand deposits. Total additional advances available from the FHLB at December 31, 1999 were $106,604,000 under the blanket floating lien and $307,080,000 with a pledge of investment securities.

     Advances and long-term debt at December 31, 1999 (in thousands) have maturities in future years as follows:

         Year Ending December 31,   Amount
         ---------------------------------
         2000                      $ 7,062
         2001                        3,895
         2002                        8,840
         2003                           --
         2004 and thereafter        32,256
                                  --------
         Total                    $ 52,053
                                  ========
NOTE 10 - INCOME TAXES:

     The provision for income tax expense (in thousands) consists of the following:

                                        For The Years Ended
                                             December 31,
                                  ------------------------------
                                    1999        1998      1997
                                  ------------------------------
Current expense:
         Federal                  $ 7,080    $ 6,386     $ 3,653
         State                        201        (37)        (34)
                                  ------------------------------
           Total current expense    7,281      6,349       3,619
Deferred federal expense           (1,143)      (167)        161
                                  ------------------------------
Total income tax expense          $ 6,138    $ 6,182     $ 3,780
                                  ==============================

     There was an overpayment of federal income taxes of $242,000 at December 31, 1999 and a balance due of federal income taxes of $381,000 at December 31, 1998.

     At December 31, 1999, the Company had Federal net operating loss tax carryovers assumed in an acquisition of $1,044,000, expiring in 2003 through 2012.

     The provision for federal income taxes differs from the amount computed by applying the federal income tax statutory rate of 35 percent on income from operations as indicated in the following analysis (in thousands):

                                                           For The Years Ended
                                                                December 31,
                                                        --------------------------
                                                          1999      1998      1997
                                                        --------------------------
Federal tax based on statutory rate                     $ 5,483  $ 5,611   $ 3,102
Increase  (decrease) resulting from:
         Effect of tax-exempt income                       (136)     (94)      (49)
         Amortization of acquisition intangibles            457      483       523
         Interest and other nondeductible expenses           40       37        25
         Nondeductible ESOP expense                         148      318       319
         State income tax on non-bank entities              201      (37)      (34)
         Other                                               64       42       (12)
         Benefit from change in deferred tax valuation
           allowance                                       (119)    (178)      (94)
                                                        --------------------------
         Income tax expense                             $ 6,138  $ 6,182   $ 3,780
                                                        ==========================
Effective rate                                             39.2%    37.9%     41.4%
                                                        ==========================

     The net deferred tax liability (in thousands) at December 31, 1999 and 1998 is as follows:

                                                   1999          1998
                                                 ----------------------
Deferred tax asset:
         Allowance for loan losses               $ 2,063        $ 1,112
         Deferred directors' fees                    109            106
         Net operating loss carryover                365            414
         Capital loss carryover                       --            119
         ESOP and RRP                                237            234
         Unrealized loss on investments
           classified as available for sale        3,836             --
         Other                                       397            316
                                                 ----------------------
                 Subtotal                        $ 7,007        $ 2,301
                                                 ----------------------

                                                          1999           1998
                                                        ---------------------
Deferred tax liability:
         FHLB stock                                     $  (561)      $  (826)
         Premises and equipment                          (1,829)       (1,734)
         Unrealized gain on investments
             classified as available for sale                --          (180)
         Other                                              (17)           (1)
                                                        ---------------------
                  Subtotal                               (2,407)       (2,741)
                                                        ---------------------
         Deferred tax asset (liabilities)                 4,600          (440)
                Deferred tax valuation reserve               --          (119)
                                                        ---------------------
                Net deferred tax asset (liability)      $ 4,600       $  (559)
                                                        =====================

A summary of the changes in the net deferred tax asset (liability) for the years ended December 31, 1999 and 1998 (in thousands) is as follows:

                                                       1999          1998
                                                    ---------------------
Balance, beginning of year                          $  (559)       $ (661)
Deferred tax expense, charged to operations           1,143           167
Unrealized gain on available for sale securities,
         charged to equity                            4,016           (65)
                                                    ---------------------
Balance, end of year                                $ 4,600        $ (559)
                                                    =====================

Retained earnings at December 31, 1999 and 1998, included approximately $14,791,000 accumulated prior to January 1, 1987 for which no provision for federal income taxes has been made. If this portion of retained earnings is used in the future for any purpose other than to absorb bad debts, it will be added to future taxable income.

NOTE 11 - EARNINGS PER SHARE:

Weighted average shares of common stock outstanding for basic EPS excludes the weighted average shares not released by the Employee Stock Ownership Plan
("ESOP")  (295,517,  359,164,  and 426,448 shares at December 31, 1999, 1998 and
1997, respectively) and the weighted average unvested shares in the Recognition and Retention Plan ("RRP") (231,282, 257,171 and 281,448 shares at December 31, 1999, 1998 and 1997, respectively). Shares not included in the calculation of EPS because they are anti-dilutive were stock options of 151,865, 28,000 and 44,650, and RRP grants of 54,000, 11,000 and 28,500 at December 31, 1999, 1998
and 1997 respectively. The following sets forth the computation of net income per common share and net income per common share-assuming dilution.

                                                                       For the Years Ended December 31,
                                                                 ----------------------------------------
                                                                     1999          1998          1997
                                                                 ----------------------------------------
Numerator:
         Income applicable to common shares                      $9,529,000    $10,137,000    $ 5,343,000
                                                                 ========================================
Denominator:
         Weighted average common shares outstanding               6,144,081      6,280,962      6,224,902
         Effect of dilutive securities:
              Stock options outstanding                              79,188        185,235        180,911
              RRP grants                                             17,435         36,620         52,936
                                                                 ----------------------------------------
         Weighted average common shares outstanding -
           assuming dilution                                      6,240,704      6,502,817      6,458,749
                                                                 ========================================
Earnings per common share                                        $     1.55    $      1.61    $      0.86
                                                                 ========================================
Earnings per common share - assuming dilution                    $     1.53    $      1.56    $      0.83
                                                                 ========================================

NOTE 12 - CAPITAL REQUIREMENTS AND OTHER REGULATORY MATTERS:

     The Company (on a consolidated basis) and Iberia are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and Iberia must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

     In connection with the acquisition of branch deposits and related assets from certain banking subsidiaries of First Commerce Corporation in September 1998, additional capital requirements were imposed on Iberia by the federal and state banking agencies. Iberia was required to have Tier 1 leverage capital of
6.5 percent at December 31, 1999.

     Quantitative measures established by regulation to ensure capital adequacy require the Company and Iberia to maintain minimum amounts and ratios (set forth in the following table) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 1999 and 1998, that the Company and Iberia met all capital adequacy requirements to which they are subject.

     As of December 31, 1999, the most recent notification from the Federal Deposit Insurance Corporation categorized Iberia as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leveraged ratios as set forth in the following tables. There are no conditions or events since the notification that management believes have changed Iberia's category. The Company's and Iberia's actual capital amounts (dollars in thousands) and ratios as of December 31, 1999 and 1998 are also presented in the table.

                                                                                   Minimum
                                                                                 To Be Well
                                                               Minimum        Capitalized Under
                                                               Capital        Prompt Corrective
                                           Actual            Requirement       Action Provisions
                                    -------------------------------------------------------------
                                     Amount     Ratio     Amount       Ratio     Amount   Ratio
                                    -------------------------------------------------------------
December 31, 1999:
Tier 1 leverage capital:
         ISB Financial Corp.        $82,193      6.26%    $52,512      4.00%    $   N/A      N/A%
         IBERIABANK                  89,746      6.80      52,817      4.00      66,021     5.00
Tier 1 risk-based capital:
         ISB Financial Corp.         82,193      9.42      34,883      4.00         N/A      N/A
         IBERIABANK                  89,746     10.30      34,862      4.00      52,293     6.00
Total risk-based capital:
         ISB Financial Corp.         91,195     10.43      69,767      8.00         N/A      N/A
         IBERIABANK                  98,748     11.30      69,725      8.00      87,156    10.00
December 31, 1998:
Tier 1 leverage capital:
         ISB Financial Corp.        $78,226      5.81%    $53,860      4.00%    $   N/A      N/A%
         IBERIABANK                  77,131      5.76      53,594      4.00      66,999     5.00
Tier 1 risk-based capital:
         ISB Financial Corp.         78,226      9.89      31,624      4.00         N/A      N/A
         IBERIABANK                  77,131      9.77      31,575      4.00      47,362     6.00
Total risk-based capital:
         ISB Financial Corp.         85,361     10.80      63,248      8.00         N/A      N/A
         IBERIABANK                  84,266     10.68      63,149      8.00      78,936    10.00

     Iberia is restricted under applicable laws in the payment of dividends to an amount equal to current year earnings plus undistributed earnings for the immediately preceding year, unless prior permission is received from the Commissioner of Financial Institutions for the State of Louisiana. Dividends payable without permission by Iberia in 2000 will be limited to 2000 earnings plus an additional $6,904,000.

NOTE 13 - BENEFIT PLANS:

401(k) Profit Sharing Plan

     The Company has a 401(K) profit sharing plan covering substantially all of its employees. Annual employer contributions to the plan are set by the Board of Directors. No contributions were made by the Company for the years ended December 31, 1999, 1998 and 1997. The plan provides, among other things, that participants in the plan be able to direct the investment of their account balances within the Profit Sharing Plan into alternative investment funds. Participant deferrals under the salary reduction election may be matched by the employer based on a percentage to be determined annually by the employer.

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

     Under SOP 93-6, unearned ESOP shares are not considered outstanding and are shown as a reduction of shareholders' equity. Dividends on unallocated ESOP shares are considered to be compensation expense. The Company will recognize compensation cost equal to the fair value of the ESOP shares during the periods in which they become committed to be released. To the extent that the fair value of the Company's ESOP shares differ from the cost of such shares, this differential will be credited to equity. The Company will receive a tax deduction equal to the cost of the shares released. As the loan is internally leveraged, the loan receivable from the ESOP to the Company is not reported as an asset nor is the debt of the ESOP shown as a Company liability. Dividends on allocated shares will be used to pay the ESOP debt.

     Compensation cost related to the ESOP for the years ended December 31, 1999, 1998 and 1997 was $1,031,000, $1,576,000 and $1,629,000, respectively. The fair value of the unearned ESOP shares, using the closing quoted market price per share for that day was approximately $3,641,550 and $7,227,000 at December 31, 1999 and 1998, respectively.

     A summary of the ESOP share allocation is as follows:

                                                                   December 31
                                                          -----------------------------
                                                            1999       1998      1997
                                                          -----------------------------
Shares allocated beginning of year                        246,995    197,952    128,853
Shares allocated during year                               61,819     65,458     69,099
Shares distributed during the year                         (4,747)   (16,415)         0
                                                          -----------------------------
Total allocated shares held by ESOP at year end           304,067    246,995    197,952
Unreleased shares                                         264,840    326,659    392,117
                                                          -----------------------------
Total ESOP shares                                         568,907    573,654    590,069
                                                          =============================

Recognition and Retention Plan (RRP)

     The Company established the RRP for certain officers and directors during the year ended December 31, 1996. Following shareholder approval of the RRP on May 24, 1996, the Company purchased 295,226 shares of the Corporation's common stock in the open market at $15.875 per share to fully fund the related trust and to be awarded in accordance with the provisions of the RRP. The cost of the shares of restricted stock awarded under these plans are recorded as unearned compensation, a contra equity account. The fair value of the shares on the date of award will be recognized as compensation expense over the vesting period, which is seven years. The holders of the restricted stock receive dividends and have the right to vote the shares. For the years ended December 31, 1999, 1998 and 1997 the amount included in compensation expense was $717,000, $442,000 and $416,000 respectively. The weighted average grant date fair value of the restricted stock granted under the RRP during the years ended December 31, 1999, 1998 and 1997 was $18.14, $26.19 and $25.37 respectively. A summary of the changes in restricted stock follows:

                                              Unawarded           Awarded
                                               Shares             Shares
                                              --------------------------

Balance, January 1, 1997                      133,798            161,428
Granted                                       (28,500)            28,500
Forfeited                                       3,374             (3,374)
Earned and issued                                  --            (23,061)
                                              --------------------------
Balance, December 31, 1997                    108,672            163,493
Granted                                        (6,000)             6,000
Forfeited                                       7,387             (7,387)
Earned and issued                                  --            (25,411)
                                              --------------------------
Balance, December 31, 1998                    110,059            136,695
Granted                                       (95,500)            95,500
Forfeited                                      32,060            (32,060)
Earned and issued                                  --            (44,381)
                                              --------------------------
Balance, December 31, 1999                     46,619            155,754
                                              ==========================

Stock Option Plans

     In 1996, the Company adopted a stock option plan for the benefit of directors, officers, and other key employees. The number of shares of common stock reserved for issuance under the stock option plan was equal to 738,067 shares or 10 percent of the total number of common shares sold in the Company's initial public offering of its common stock upon the mutual-to-stock conversion of Iberia Savings Bank. The option exercise price cannot be less than the fair value of the underlying common stock as of the date of the option grant and the maximum option term cannot exceed ten years. In 1999 the Company adopted a similar plan that authorized an additional 300,000 shares available for the granting of options. The Company also adopted a supplemental plan for 24,999 shares for grants to consultants.

     The stock options granted are exercisable in seven equal annual installments. Compensation expense in 1999, 1998 and 1997 related to the stock option plans was $78,000, -0- and -0-, respectively. The stock option plans also permit the granting of Stock Appreciation Rights ("SAR's"). SAR's entitle the holder to receive, in the form of cash or stock, the increase in the fair value of Company stock from the date of grant to the date of exercise. No SAR's have been issued under the plan.

     The following table summarizes the activity related to stock options:

                                                                                    Weighted
                                                     Available        Option        Average
                                                    for Grant       Outstanding  Exercise Price
                                                    -------------------------------------------
At January 1, 1997                                     94,344         643,723       $ 15.92
Granted                                               (90,650)         90,650         23.31
Canceled                                               25,611         (25,611)        18.73
Exercised                                                  --          (1,318)        15.88
                                                    --------------------------
At December 31, 1997                                   29,305         707,444         16.76
Granted                                               (34,500)         34,500         25.61
Canceled                                               49,972         (49,972)        19.13
Exercised                                                  --          (4,838)        16.17
                                                    --------------------------
At December 31, 1998                                   44,777         687,134         17.04
Shares available at inception of 1999 stock plans     324,999              --
Granted                                              (287,000)        287,000         17.40
Canceled                                               91,416         (91,416)        18.57
Exercised                                                  --         (13,371)        15.88
                                                    -------------------------
At December 31, 1999                                  174,192         869,347         17.02
                                                    =========================
Exerciseable at December 31, 1997                                      89,399       $ 15.92
                                                                      =======       =======
Exerciseable at December 31, 1998                                     178,354       $ 16.29
                                                                      =======       =======
Exerciseable at December 31, 1999                                     299,748       $ 16.51
                                                                      =======       =======

     The following table presents the weighted average remaining life as of December 31, 1999 for options outstanding within the stated exercise prices:

                                       Outstanding                         Exerciseable
--------------------------------------------------------------------------------------------
                                        Weighted       Weighted                     Weighted
  Exercise                 Number       Average        Average          Number       Average
    Price                    of         Exercise      Remaining           of        Exercise
    Range                 Options          Price        Life           Options        Price
--------------------------------------------------------------------------------------------
$ 13.38 to $ 15.88         617,982       $ 15.47     7.1 years         267,912       $ 15.88
$ 16.31 to $ 19.75         100,786       $ 17.72     9.2 years          12,214       $ 17.97
$ 20.25 to $ 25.00         128,286       $ 22.29     8.8 years          13,721       $ 23.23
$ 25.13 to $ 28.25          22,293       $ 26.44     8.0 years           5,901       $ 26.45

     In October 1995, the FASB issued SFAS 123. SFAS 123 requires disclosure of the compensation cost for stock-based incentives granted after January 1, 1995 based on the fair value at grant date for awards. Applying SFAS 123 would result in pro forma net income and earnings per share amounts as follows:

                                                         1999             1998             1997
                                                    ----------------------------------------------
Net income           As reported                    $ 9,529,000      $10,137,000       $ 5,343,000
                     Pro forma                      $ 9,229,000      $ 9,736,000       $ 4,919,000
Earnings per share   As reported - basic                  $1.55           $ 1.61              $.86
                     As reported - diluted                $1.53           $ 1.56              $.83
                     Pro forma - basic                    $1.50           $ 1.55              $.79
                     Pro forma - diluted                  $1.48           $ 1.50              $.76

     The fair value of each option is estimated on the date of grant using an option-pricing model with the following weighted average assumptions used for 1999, 1998 and 1997 grants: dividend yields of 3.31, 2.23, and 1.84 percent; expected volatility of 26.13, 38.00 and 23.37 percent; risk-free interest rate of 5.97, 5.48 and 6.55 percent; and expected lives of 8.5 years for all options. The weighted average fair value per share at the date of grant for shares granted during 1999, 1998 and 1997 was $4.60, $10.66 and $8.35, respectively.

NOTE 14 - RELATED PARTY TRANSACTIONS:

     In the ordinary course of business, the Bank has granted loans to executive officers and directors and their affiliates amounting to $578,000 at December 31, 1999. During the year ended December 31, 1999, total principal additions were $232,000 and total principal payments were $23,000.

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

Loan  Commitments:

     At December 31, 1999 and 1998, the Company had outstanding firm commitments to originate loans (in thousands) as follows:

                                                    Contract Amount
                                                 -------------------
                                                   1999        1998
                                                 -------------------
Mortgage loans                                   $ 1,530     $ 4,205
Undisbursed mortgage loans-in-process              6,501       7,549
Commercial loans                                  22,580      32,643
Consumer and other loans                           7,057       6,726
                                                 -------------------
Total commitments                                $37,668     $51,123
                                                 ===================

     At December 31, 1999 and 1998, the Company had outstanding commitments to sell loans of $956,000 and $17,762,000, respectively.

Lines and Letters of Credit:

     The Company issues letters of credit and approves lines of credit on substantially the same terms as other loans. At December 31, 1999 and 1998, the letters of credit outstanding were $2,570,000 and $1,780,000, respectively. Unfunded approved lines of credit, including unused credit card lines, at December 31, 1999 and 1998 were $109,347,000 and $81,879,000, respectively.

Letters of Credit Issued on Behalf of the Company:

     The Company has outstanding Standby Letters of Credit issued by the FHLB in favor of customers of the Company. The Company uses these letters of credit to collateralize public entity deposits in lieu of a direct pledge of investment securities of the Company. At December 31, 1999 and 1998, outstanding letters of credit totaled $5,000,000 and $3,365,000, respectively. Essentially all letters of credit have expiration dates within one year. The Company has made a blanket pledge of loans to the FHLB to secure all letters of credit issued on behalf of the Company. This blanket pledge is also used to collateralize any direct borrowings from the FHLB.

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

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

     Cash and Cash Equivalents: The carrying amounts of cash and short-term instruments approximate their fair value. The carrying amounts of interest-bearing deposits maturing within ninety days approximate their fair values.

     Investment Securities: Fair value equals quoted market prices and dealer quotes. The carrying value of Federal Home Loan Bank stock approximates fair value based on the redemption provisions of the Federal Home Loan Bank.

     Loans: The fair value of mortgage loans receivable was estimated based on present values using entry-value rates at December 31, 1999 and 1998, weighted for varying maturity dates. Other loans receivable were valued based on present values using entry-value interest rates at December 31, 1999 and 1998 applicable to each category of loans. Fair values of mortgage loans held for sale are based on commitments on hand from investors or prevailing market prices.

     Deposits: The fair value of NOW accounts, money market deposits and savings accounts was the amount payable on demand at the reporting date. Certificates of deposit were valued using a weighted average rate calculated based upon rates at December 31, 1999 and 1998 for deposits of similar remaining maturities.

     Short-term Borrowings: The carrying amounts of short-term borrowings maturing within ninety days approximate their fair values.

     Long-term Borrowings: The fair values of the Company's long-term borrowings are estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

     Accrued Interest: The carrying amounts of accrued interest approximate fair value.

     Off-Balance Sheet Items: The Company has outstanding commitments to extend credit and standby letters of credit. These off-balance sheet financial instruments are generally exercisable at the market rate prevailing at the date the underlying transaction will be completed and, therefore, have no current fair value.

     The estimated fair values and carrying amounts of the Company's financial instruments (in thousands) are as follows:

                                           December 31, 1999         December 31, 1998
                                        -------------------------------------------------
                                         Carrying       Fair       Carrying        Fair
 Financial  Assets                        Amount        Value       Amount        Value
-----------------------------------------------------------------------------------------
Cash and cash equivalents               $ 47,713      $ 47,713     $ 145,871    $ 145,871
Securities  available for sale           299,388       299,388        97,085       97,085
Securities  held to maturity              85,493        82,884       280,471      280,367
Federal Home Loan Bank stock               6,821         6,821        10,245       10,245
Loans and loans held for sale,  net      839,104       836,068       779,670      785,696
Accrued  interest receivable               8,017         8,017         7,667        7,667

Financial Liabilities
-----------------------------------------------------------------------------------------
Deposits                              $1,100,014    $1,100,814    $1,220,594   $1,225,636
Short-term borrowings                     83,000        83,000            --           --
Long-term debt                            52,053        51,369        45,639       47,499
Accrued interest payable                   5,385         5,385         6,708        6,708

     The fair value estimates presented herein are based upon pertinent information available to management as of December 31, 1999 and 1998. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

NOTE 17 - COMPREHENSIVE INCOME:

     The following is a summary of the components of other comprehensive income (in thousands):

                                                                   December 31
                                                      ----------------------------------
                                                         1999          1998        1997
                                                      ----------------------------------
Unrealized gain (loss) on securities available
         for sale, net                                $(11,489)    $    196     $     52
Reclassification adjustment for net gains realized
         in net income                                      --           (3)          --
                                                      ----------------------------------
Other comprehensive income                             (11,489)         193           52
Income tax (expense) benefit related to other
         comprehensive income                            4,016          (65)         (18)
                                                      ----------------------------------
Other comprehensive income, net of income taxes       $ (7,473)    $    128     $     34
                                                      ==================================

NOTE 18 - ACQUISITIONS:

     In September of 1998, the Company assumed the deposits and acquired the related assets of 17 branches from certain banking subsidiaries of First Commerce Corporation located in Lafayette and Monroe, Louisiana. Total assets of $455,293,000 were acquired, including $126,600,000 of loans acquired at book value, $292,439,000 of cash and $5,719,000 of fixed assets. Deposits of $452,578,000 were assumed along with related liabilities of $2,715,000. Total goodwill of $31,058,000 was recognized in the transaction, and is being amortized over 15 years using the straight line method. Total amortization of goodwill in 1999 and 1998 was $2,083,000 and $630,000, respectively. Results of operations for the branch acquisitions are shown from the date of acquisition only.

NOTE 19 - SEGMENT INFORMATION:

     The Company, through its subsidiary bank, operates in one segment - the financial services industry. Within this segment, the Company is primarily engaged in commercial and consumer banking and mortgage lending.

 NOTE 20 - CONDENSED PARENT COMPANY ONLY FINANCIAL STATEMENTS:

     Condensed financial statements of ISB Financial Corporation (parent company only) are shown below. The parent company has no significant operating activities.

Condensed Balance Sheets
December 31, 1999 and 1998
(Dollars in thousands)

Assets                                                           1999           1998
                                                              ------------------------
Cash in bank                                                  $    921        $  1,114
Investment in subsidiary                                       124,792         122,884
Other assets                                                       348           1,011
                                                              ------------------------
                  Total assets                                $126,061        $125,009
                                                              ========================

Liabilities and Shareholders' Equity
Liabilities                                                   $  8,872        $  1,042
Shareholders' equity                                           117,189         123,967
                                                              ------------------------
                  Total liabilities and shareholders' equity  $126,061        $125,009
                                                              ========================
Condensed  Statements  of Income Years
Ended  December  31, 1999,  1998 and 1997
(Dollars in thousands)

                                                              1999        1998         1997
                                                           ----------------------------------
Operating income:
         Dividends from subsidiary                         $  4,550     $  3,147     $  6,367
         Securities gains/losses                                 --           --          265
         Interest income                                         27          303          395
         Other income                                            --            2           86
                                                           ----------------------------------
Total operating income                                        4,577        3,452        7,113
Operating expenses                                            2,752        1,761        1,532
                                                           ----------------------------------
Income before income tax expense and
         increase (decrease) in equity in undistributed
            earnings of subsidiary                            1,825        1,691        5,581
Income tax (benefit) expense                                   (800)        (510)        (427)
                                                           ----------------------------------
Income before increase (decrease) in equity in
         undistributed earnings of subsidiary                 2,625        2,201        6,008
Increase (decrease) in equity in undistributed
         earnings of subsidiary                               6,904        7,936         (665)
                                                           ----------------------------------
Net Income                                                 $  9,529     $ 10,137     $  5,343
                                                           ==================================

NOTE 20 - CONDENSED PARENT COMPANY ONLY FINANCIAL STATEMENTS
          (continued):

CONDENSED STATEMENTS OF CASH FLOWS
Years Ended December 31, 1999, 1998 and 1997
(Dollars in thousands)
                                                                             1999        1998          1997
                                                                         ------------------------------------
Cash Flows From Operating Activities:
         Net income                                                      $  9,529     $ 10,137       $  5,343
Adjustments to reconcile net income to net cash
     provided  by  operating activities:
         Provision for deferred income taxes                                   --           (1)           (21)
         (Increase) decrease in equity in net income of subsidiary         (6,904)      (7,936)           665
         Decrease (increase) in other assets                                  663        3,239         (3,696)
         Increase (decrease) in other liabilities                             238            7           (140)
         Net change in securities classified as trading                        --           --            630
         Gain on sale of investments                                           --           --           (266)
         Compensation expense recognized on RRP
                  and stock options                                           795          443            414
                                                                         ------------------------------------

                  Net Cash Provided by Operating Activities                 4,321        5,889          2,929
                                                                         ------------------------------------
Cash Flows From Investing Activities:
         Payments received from note receivable                                --           --            841
                                                                         ------------------------------------

                  Net Cash Provided by Investing Activities                    --           --            841
                                                                         ------------------------------------
Cash Flows From Financing Activities:
         Dividends paid to shareholders                                    (3,974)      (3,479)        (2,604)
         Capital contributed to subsidiary                                 (2,184)      (9,222)          (207)
         Proceeds from issuance of long-term debt                           7,575           --             --
         Payments received from ESOP                                          902          955          1,009
         Payments to repurchase common stock                               (7,045)        (503)        (3,089)
         Proceeds from sale of treasury stock                                 212           78             21
                                                                         ------------------------------------
                  Net Cash Used in Financing Activities                    (4,514)     (12,171)        (4,870)
                                                                         ------------------------------------

                  Net Decrease in Cash and Cash Equivalents                  (193)      (6,282)        (1,100)

Cash and Cash Equivalents, Beginning of Period                              1,114        7,396          8,496
                                                                         ------------------------------------

Cash  and Cash  Equivalents,  at End of  Period                          $     921     $ 1,114        $ 7,396
                                                                         ====================================

 NOTE 21 - QUARTERLY RESULTS OF OPERATIONS (unaudited):
(Dollars in thousands, except per share data)

                                                 First     Second      Third     Fourth
                                                Quarter    Quarter     Quarter   Quarter
                                                ----------------------------------------
Year Ended December 31, 1999:
Total interest income                           $23,434    $23,850    $23,359    $24,442
Total interest expense                           11,005     11,087     11,458     11,830
                                                ----------------------------------------
         Net interest income                     12,429     12,763     11,901     12,612
Provision for loan losses                           370        265        288      1,913
                                                ----------------------------------------
         Net interest income after provision
           for loan losses                       12,059     12,498     11,613     10,699
Noninterest income                                3,100      3,092      3,600      3,888
Noninterest expense                               9,692     10,113      9,832     11,844
Goodwill amortization                               853        855        843        850
                                                ----------------------------------------
Income before income taxes                        4,614      4,622      4,538      1,893
Income tax expense                                1,755      1,794      1,751        838
                                                ----------------------------------------
Net Income                                      $ 2,859    $ 2,828    $ 2,787    $ 1,055
                                                ========================================
Earnings per share - basic                      $  0.45    $  0.46    $  0.46    $  0.17
                                                ========================================
Earnings per share - diluted                    $  0.44    $  0.45    $  0.45    $  0.17
                                                ========================================

Year Ended December 31, 1998:
Total interest income                           $17,851    $17,800    $19,844    $23,729
Total interest expense                            8,546      8,417      9,688     11,807
                                                ----------------------------------------
         Net interest income                      9,305      9,383     10,156     11,922
Provision for loan losses                           230        255        206        212
                                                ----------------------------------------
         Net interest income after provision
            for loan losses                       9,075      9,128      9,950     11,710
Noninterest income                                1,549      1,736      2,038      4,891
Noninterest expense                               6,722      6,962      7,805     10,205
Goodwill amortization                               369        362        472        861
                                                ----------------------------------------
Income before income taxes                        3,533      3,540      3,711      5,535
Income tax expense                                1,386      1,384      1,489      1,923
                                                ----------------------------------------
Net Income                                      $ 2,147    $ 2,156    $ 2,222    $ 3,612
                                                ========================================
Earnings per share - basic                      $  0.34    $  0.34    $  0.35    $  0.57
                                                ========================================
Earnings per share - diluted                    $  0.33    $  0.33    $  0.34    $  0.56
                                                ========================================

CORPORATE INFORMATION

DIRECTORS OF ISB FINANCIAL CORPORATION

Elaine D. Abell, Attorney in private practice, Lafayette, LA

Harry V. Barton, Jr., Certified Public Accountant, Lafayette, LA

Ernest P. Breaux, President, E. P. Breaux Electrical Co.,
New Iberia, LA

Cecil C. Broussard, Retired Automobile Dealer,
Commercial Real Estate Broker, New Iberia, LA

Daryl G. Byrd, President, ISB Financial Corporation; President and Chief Executive Officer of IBERIABANK

William H. Fenstermaker, President and Chief Executive Officer of C. H. Fenstermaker and Associates, Inc., Lafayette, LA

Richard F. Hebert, Owner, President of Hebert's Home and Garden Showplace, New Iberia, LA

Ray Himel, Vice-Chairman, Owner of Himel Motor Supply Corp., Himel Marine and several Ace Hardware Stores in southern Louisiana.

Larrey G. Mouton, Chief Executive Officer of ISB Financial Corporation

Emile J. Plaisance, Jr., Chairman, Retired.

Stewart Shea, Vice President of Bayou Management Services, President of Bayou Pipe Coating, LLC, affiliates of Bayou Management Services, New Iberia, LA.

RETIRED DIRECTORS

William R. Bigler

Henry J. Dauterive, Jr.

Louis J. Tamporello

Guyton H. Watkins

EXECUTIVE OFFICERS OF IBERIABANK

Daryl G. Byrd, President/Chief Executive Officer

George J. Becker, Executive Vice President, Monroe President

Michael J. Brown, Executive Vice President,
New Orleans President, Chief Credit Officer

John R. Davis, Executive Vice President, Chief Strategic Planning Officer

Donald P. Lee, Executive Vice President, Legal Counsel
& Corporate Secretary

Barry M. Mulroy, Executive Vice President, Chief Administrative Officer

Patrick J. Trahan, Executive Vice President, Lafayette President

Taylor F. Barras, Senior Vice President, New Iberia President

James R. McLemore, Jr., Senior Vice President,
Chief Financial Officer

Janel F. Tate, Senior Vice President, Community Banks President



INDEPENDENT AUDITORS

Castaing, Hussey, Lolan & Dauterive, LLP
525 Weeks Street
New Iberia, LA 70560