Form 10-K, Exhibit 13
period 2000-12-31
IBERIABANK CORP
filed 2001-03-30
CIK 933141

[graphic-logo IBERIA BANK CORPORATION]


IBERIABANK Corporation is a commercial bank holding company organized under the laws of the State of Louisiana with consolidated assets at December 31, 2000, of $1.4 billion. The lead bank for IBERIABANK Corporation is IBERIABANK. At the end of 2000, IBERIABANK had 41 offices serving 10 parishes in Louisiana. IBERIABANK and its predecessor organizations have served Louisiana customers for 114 years. IBERIABANK Corporation is the third largest Louisiana-based bank holding company.

At  December  31,  2000,   IBERIABANK   Corporation  had   approximately   1,112
shareholders of record.

STOCK INFORMATION

                                              Market Price
                                    ----------------------------     Dividends
1999                                     High             Low         Declared
--------------------------------------------------------------------------------
First Quarter                       $    23.500      $    18.125      $   0.15
Second Quarter                      $    22.375      $    19.000      $   0.16
Third Quarter                       $    22.000      $    18.000      $   0.16
Fourth Quarter                      $    17.500      $    13.250      $   0.16

                                              Market Price
                                    ----------------------------      Dividends
2000                                     High              Low        Declared
--------------------------------------------------------------------------------
First Quarter                       $    14.000      $    11.313      $   0.16
Second Quarter                      $    15.625      $    12.750      $   0.16
Third Quarter                       $    18.313      $    14.875      $   0.17
Fourth Quarter                      $    21.750      $    17.375      $   0.17

ANNUAL MEETING

Monday, May 7, 2001, 5:30 p.m.
Contemporary Arts Center
900 Camp Street
New Orleans, LA

SECURITIES LISTING

IBERIABANK Corporation's common stock trades on the NASDAQ Stock Market under the symbol "IBKC". In local and national newspapers, the company is listed under "IBERIABANK".

SHAREHOLDER ASSISTANCE

Shareholders requesting a change of address, records or information about lost certificates should contact:

Investor Relations
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
(800) 368-5948
www.invrelations@RTCO.com

FOR INFORMATION

News releases, 10-K and 10-Q reports, and other information regarding IBERIABANK
Corporation   and   IBERIABANK   may  be   accessed   from   our  web   site  at
www.iberiabank.com. In addition, shareholders and others may contact:

Daryl G. Byrd     John R. Davis,
President and CEO Senior Executive
(337) 267-4458    Vice President
ext. 4708         (919) 676-7641

--------------------------------------------------------------------------------
Table of Contents

Letter to Shareholders.................................................     2
Strategic Direction and Focus..........................................     4
Management's Discussion and Analysis...................................    11
Consolidated Financial Statements......................................    22
Corporate Information..................................................    52


FINANCIAL HIGHLIGHTS
(Dollars in thousands, except per share data)

Income Data                                               2000             1999     % Change
                                                     ---------------------------------------
         Net Income                                  $   12,975        $   9,529        36%
         Net Interest Income                             51,316           49,705         3%
Per Share Data
         Net Income - Basic                          $     2.14        $    1.55        38%
         Net Income - Diluted                              2.12             1.53        39%
         Cash Earnings - Diluted                           2.54             1.95        30%
         Book Value (End of Period)                       20.99            18.62        13%
         Tangible Book Value (End of Period)              14.58            11.94        22%
         Cash Dividends                                    0.66             0.63         5%
Average Balance Sheet Data
         Loans                                       $  912,468        $ 806,638        13%
         Earning Assets                               1,295,588        1,251,829         3%
         Total Assets                                 1,383,488        1,356,851         2%
         Deposits                                     1,128,902        1,145,831        -1%
         Shareholders' Equity                           120,686          121,490        -1%
Key Ratios
         Return on Average Assets                          0.94%                      0.70%
         Return on Average Equity                         10.75%                      7.84%
         Net Interest Margin (Tax-equivalent Basis)        3.94%                      3.97%
         Net Charge-Offs to Average Loans                  0.26%                      0.15%
         Tangible Efficiency Ratio                         56.9%                      65.4%
         Average Loans to Average Deposits                 80.8%                      70.4%
         Nonperforming Assets to Total Assets              0.57%                      0.24%
         Allowance For Loan Losses to Loans                1.09%                      1.04%
         Tier 1 Leverage Ratio                             6.67%                      6.26%

LETTER TO SHAREHOLDERS

Dear Shareholders:

Approximately one year ago we announced a new strategic direction for your company, IBERIABANK Corporation. This new strategic direction included an emphasis on dramatically improving the core profitability of the company and becoming more shareholder-focused. Our firm belief is that over the long term, core earnings drives stock price. I am delighted to report to you that IBERIABANK has performed admirably in the year 2000 and we remain on the challenging trajectory which was set forth. Our goals and results were as follows:

Goal:       Return on Average Equity ("ROE") of 13% to 15% within 3 to 5 years.

Results: ROE improved from 9.20% on an operating basis in 1999 to 10.75% in 2000, and 10.96% in the final quarter of 2000.

Goal: Tangible Efficiency Ratio of less than 50% by the end of the 3 to 5 year period.

Results:    Tangible  Efficiency  Ratio  improved from 65.4% in 1999 to 56.9% in
            2000.

Goal:       Annual loan growth of 7% to 10%.

Results:    Loan growth of $98 million, or 12%, on a period-end basis.

Goal:       Annual deposit growth of 2% to 4%.

Results:    Deposit growth of $43 million, or 4%, on a period-end basis.

Goal:       Double-digit EPS growth.

Results: Fully diluted EPS of $2.12, up 39% versus 1999. On an operating basis, EPS was up 18% versus 1999.

Our approach to business is simple -- promises made, promises kept. IBERIABANK recognizes the importance of commitment and accomplishment. The improvements in our earnings were a direct result of the hard work and dedication of all of our associates. We consciously "raised the bar" for our management team, our Board of Directors, and all of our associates. Focus, discipline, and hard work were hallmarks of our efforts during the year. Significant strides were made in enhancing the quality of our products and services, improving our customer service levels, lowering the cost structure of the organization, and investing for future growth.

IBERIABANK developed an entrepreneurial atmosphere within the organization. For individuals who are results oriented and entrepreneurial in nature, this environment can be very fulfilling. Clearly, this type of environment is not for everyone. We have developed a winning spirit, a talented team, and a "can-do" attitude. The company has received favorable press recently (such as in Barrons, Investors Business Daily, and analyst updates) based, in part, on our approach and success in achieving results.

Most importantly, our clients have begun to recognize the factors that differentiate our organization from the competition. Our strategy is simple--stay close to your clients and prospects, and they will become close to you. This close contact with our clients, along with our speed in decision making, gives us a competitive advantage. The speed in which we make decisions does not, however, compromise our focus on being a conservatively managed organization. Many enhancements were made to the risk profile of our company while at the same time improving returns to our shareholders. During the year, our stock price increased 58% from

$13.75 per share at year-end 1999 to $21.75 per share at year-end 2000. When combined with a dividend yield of approximately 4%, our shareholders experienced a total return of 62% for the year 2000. We are very proud of this accomplishment. To quote Gary Player, the professional golfer, "the harder you work, the luckier you get."

The success of our company is influenced by the progress that our markets experience. Fortunately, the markets in which we operate continue to experience favorable growth characteristics. The Acadiana region continues to prosper from improved oil and gas prices, in the New Orleans market tourism and trade continue to flourish, and Northeast Louisiana has improved upon its already low unemployment. During the year 2000, we made significant investments in the communities we serve. We will continue to build and develop our communities.

IBERIABANK experienced many accomplishments during the year 2000. To become more efficient, we reduced our headcount by almost 17.5%. To improve client relations and decision making, we flattened our organizational structure. To become more shareholder-focused, we placed a significant portion of our compensation "at risk". On November 7, 2000, we placed a $4.5 million commercial real estate loan, made by the prior management team, on nonaccrual status. A significant portion of the credit was charged off and additional reserves were provided to address the credit exposure. Our senior management team decided to forego the team's annual bonuses that were accrued during the year in order to cover the costs associated with the write-downs. This action, while unique in the banking industry, is indicative of our commitment to our shareholders. Promises made, promises kept.

The future of IBERIABANK Corporation is a very optimistic one. We have worked aggressively to improve the returns to our shareholders, while at the same time reducing the risk posture of the company. Though much work remains to be done, we are very pleased with our progress to date.

We ask that you consider IBERIABANK for all your retail or commercial banking needs. You may visit us at one of our 41 branch locations in Louisiana or at our website, www.iberiabank.com. Thank you for your continued support and confidence in the Board of Directors, management team, and associates of IBERIABANK Corporation.

/s/ Daryl G. Byrd
-----------------
Daryl G. Byrd
President & CEO

STRATEGIC DIRECTION and FOCUS

"The secret of success is constancy
    to purpose."

          - Benjamin Disraeli
          Prime Minister,
          Great Britain 1804 - 1881

Our Focus

Approximately one year ago we, at IBERIABANK Corporation, presented our mission statement, objectives, and "comfort ranges" for core earnings. These three focal points are the basis upon which promises are made to our shareholders, our clients, the communities we serve, and our associates. We believe that our progress is dependent upon the fulfillment of these goals and beliefs. A detailed discussion of these key areas is as follows:

A mission statement provides an overall roadmap for our associates to follow. In addition, a mission statement provides insight into our corporate values and strategic direction.

Mission Statement

Provide exceptional value-based
client service

o    It is our belief that clients will pay for exceptional service

o    We must excel at delivering accurate, timely and friendly service

o We are relationship oriented and recognize how valuable our clients are at each distribution point

Great place to work

o We will provide a work environment where associates are empowered and challenged to perform productively, be their best, and feel a sense of accomplishment

o All associates recognize that they can share in the financial success over time if the Company realizes its potential

o The Company's leadership team will strive to provide a clear strategic focus for all associates

o The Company's total compensation and benefits package consistently exceeds the market and predictively addresses environmental changes for our associates

Growth that is consistent with high performance

o    We must focus on growing profitable client segments, products and services

o    We will only pursue mergers and acquisitions that add shareholder value

o Always ensure that growth is consistent with high standards for credit quality

o Understand that growth not only creates shareholder value, but also creates professional and personal growth opportunities for our associates

We are shareholder focused

o    Value creation for our shareholders is our first priority

o Earnings performance is created by producing exceptional results for our clients, associates and communities

Strong sense of community

o The Company's performance is influenced by the quality of life and business atmosphere of the communities within which it operates

o Investing in each of our communities through volunteerism, community development or financial contributions is important to our business success in each market.

o    We can only be as good as the markets we serve

To accomplish this mission, we are committed to being the best full-service, commercial bank in Louisiana. There are many characteristics that distinguish our organization from our competitors. These distinguishing characteristics include a clear sense of purpose and a focus on client relationships. We take pride in knowing our clients well, making decisions closer to our clients, and customizing products and services to meet client needs. We have the resources of a large commercial bank, but we also have the agility of a small commercial bank. IBERIABANK has successfully served Louisiana for 114 years. As a result, we understand the needs of our clients. We believe our clients recognize the clear difference of our value proposition versus our competitors'.

Corporate Objectives

Corporate objectives quantify the specific path the company intends to take to achieve the Corporate Mission. Corporate objectives must be challenging, attainable, focused, balanced, and easily understood by our associates. Our objectives were constructed with the intent to significantly improve shareholder value over the long term. By setting and attaining near term objectives, this long-term goal of significantly improving shareholder value is clearly defined. We have completed one year of the 3 to 5 year period initially set for targeted performance. Our near-term objectives, adjusting for the remaining period, are as follows:

o    Focus on improving  core  profitability  over the next 2 to 4 year period

o    Return on Average Equity of 13% to 15% within 2 to 4 years

o Substantially improve our operating efficiency, as measured by a Tangible Efficiency Ratio below 50% by the end of the period

o Outstanding annual growth in key balances throughout the 2 to 4 year period:

o    Loans growing 7% to 10% annually

o    Deposits growing 2% to 4% annually

o    Double-digit growth in Earnings Per Share ("EPS")

As discussed in the Letter to Shareholders, our performance in the year 2000 was excellent and consistent with the objectives stated above. We remain committed to the trajectory outlined in our corporate objectives.

Earnings Per Share
"Comfort Ranges"

In February 2000, the Company provided guidance to IBERIABANK Corporation shareholders and the investment community regarding "comfort ranges" for fully diluted Earnings Per Share. We committed to delivering EPS in the range of $2.10 to $2.15 per share for the year 2000. This range equated to an improvement in operating EPS of 17% to 20%. Our reported results of $2.12 were well within this challenging range. In fact, our quarterly EPS results exceeded average analyst expectations in all four quarters during the year.

Financial Performance Summary For 2000

At year-end 2000, total assets of the Company were $1.4 billion. At this level of resources, IBERIABANK Corporation was the third largest bank holding company headquartered in the State of Louisiana, and the largest bank holding company in the State headquartered outside of the City of New Orleans. Compared to the prior year-end, total loans increased $98 million, or 12%. Likewise, total deposits grew $43 million, or 4%, led by a $13 million, or 11%, growth in noninterest bearing deposits. During this period, shareholders' equity climbed $10 million, or 8%. Book value per share increased 13% to $20.99 per share, while tangible book value per share jumped 22% to $14.58 per share.

During  the  year  2000,  net  interest  income  grew  $1.6  million,  or  3.2%.
Noninterest income, exclusive of asset sales, decreased $147,000, or 1.2%, during the year. On an operating basis, noninterest expense declined $4 million, or 9%. For the year 2000, reported earnings grew $3.4 million, or 36%, over 1999. The Company reported fully diluted EPS for 2000 of $2.12 per share, an increase of 38% over 1999 results of $1.53 per share.

As a result of the increase in revenues and decline in expenses, the Company's efficiency measures improved significantly. The Tangible Efficiency Ratio dropped from 65.4% in 1999 to 56.9% in 2000. Return on Average Assets ("ROA") improved from 0.70% in 1999 to 0.94% in 2000, while Return on Average Equity ("ROE") climbed from 7.84% in 1999 to 10.75% in 2000. At December 31, 2000, shareholders' equity equated to 9.10% of total assets, up from 8.59% one year ago. Likewise, the Company's Tier 1 Leverage Capital ratio increased to 6.67%, compared to 6.26% at year-end 1999, and 5.81% at year-end 1998.

On December 13, 2000, IBERIABANK Corporation announced the completion of the share repurchase program authorized on February 17, 2000. The Company repurchased 300,000 shares of common stock at an average cost of $17.93 per share.

Simultaneous to the announced completion of the February 2000 program, a new share repurchase program, for 300,000 additional shares, was announced.

Nonperforming assets amounted to $8.0 million, or 0.57% of total assets at December 31, 2000, compared to 0.24% at year-end 1999. The increase in nonperforming assets was primarily attributable to a $4.5 million commercial real estate loan that was placed on nonaccrual status in November 2000. The senior management of the Company decided to forego the team's accrued bonus for the year to offset the estimated costs associated with this problem credit.

Accomplishments During
The Year

IBERIABANK Corporation experienced many accomplishments during the year 2000. The following is a brief listing of some notable accomplishments made during the year to improve shareholder returns, reduce the risk profile of the Company, and provide for future growth:

o Flattened organizational structure to speed decision-making and improve efficiency

o Reduced headcount by 96 full-time equivalent employees ("FTEs"), or almost 17.5% of the workforce. Approximately two-thirds of these FTEs were reduced via attrition

o    Closed three branches; converted one branch to a drive through facility

o    Sold a 3-story  Lafayette  building  for a $1.9 million gain

o    Sold Central Center facility in Monroe

o    Began space compression project with the intent to lease out excess space

o    Reduced excess cash position and other nonearning assets

o    Revised deposit rate setting process to ensure fair market-based pricing

o    Introduced  a new cash  management  program

o    Revised and improved the commercial loan pricing model

o    Improved ATM uptime from 92% to 99%

o Consolidated loan operations, deposit operations, and other production functions

o Reviewed contracts outstanding for savings, improved contract terms and to limit exposures

o    Restructured $45 million of illiquid mortgage backed securities

o Completed a successful transition through the critical "Y2K period" with no disruption of service

o Increased sell side analyst coverage from 2 to 4 investment firms. At the end of the year, all four analysts held the equivalent of "strong buy" recommendations on the Company's stock

o Completed multiple road shows and institutional money manager visits in both local Louisiana markets (New Orleans, Lafayette, New Iberia, Crowley, and Monroe) and major eastern US cities

o Changed the name of the holding company from ISB Financial Corporation to IBERIABANK Corporation. In addition, changed the stock symbol from "ISBF" to "IBKC"

o Produced record quarterly earnings and EPS in each quarter. In addition, the Company's reported EPS exceeded average analyst estimates in each quarter

o Raised the quarterly dividend to $0.17 per share, which produced an indicated annual dividend of $0.68 per share, up 6% from the prior period

o    IBERIABANK  Corporation  common stock price  increased  58% during the year
     2000

o The Company's evolution and progress was recounted in a number of business, trade, and local publications during the year

o    Subsequent Event:

     On January 11, 2001, IBERIABANK announced the formation of a joint venture to provide insurance services to its clients. The new company is a joint effort by IBERIABANK and Burch, Marcus, Pool, Krupp, Daniel & Babineaux, Inc., one of Louisiana's largest agent-owned independent insurance agencies, with annual premiums in excess of $50 million.

We are very proud of the progress and accomplishments made during the year 2000. The improvements in our earnings power, product improvements, risk reduction strategies, and management initiatives have produced outstanding results. We have a clear sense of direction and we are focused on results. These results are delivered in an efficient and effective manner. Our corporate momentum has been building during this past year. This momentum, for our clients, associates, and shareholders, validates the success of our operating formula. We have built a winning team with a winning formula. Most importantly, we are making a positive difference to our clients and our communities.

The communities we serve continue to show great promise. The Acadiana market has demonstrated steady, cautious improvement, despite the dramatic surge in oil and gas prices. Lessons learned from prior cyclical swings and improved diversification within the region have combined to create a very favorable business climate in the area. As evidence of this favorable environment, retail sales in Lafayette hit record monthly highs many times during the year. Further local economic benefits are expected as the fabrication business continues to improve.

The New Orleans economy showed consistent progress during 2000. The City has developed as one of the premier convention cities in the country with strong growth in related business activities. At the same time, New Orleans has become one of the country's top vacation destinations, which has significantly increased basic tourism activity. Separately, the City's port continues to be one of the country's leaders in the shipping trade, and commercial business generally continues to grow. IBERIABANK's commercial activities in and around the City were well received in 2000, and the Bank is well positioned to continue to capture increased commercial market share in 2001.

Northeast Louisiana includes the markets of Monroe, West Monroe, and Ruston. These three markets serve as commerce centers (such as shopping, health care, trade, etc.) for regional activity in this part of the State. This area is dependent upon manufacturing, the services trade, and education. Continued expansion of regional headquarters operations of a number of large service companies has helped fuel some of the lowest unemployment statistics in the State of Louisiana. Consistency and economic stability are hallmarks for this region of the State.

We will continue to invest in the communities we serve. In July 2000, IBERIABANK made the largest contribution to a not-for-profit rural community development corporation in Louisiana. IBERIABANK invested the lead gift to kick off a $33 million campaign to capitalize Southern Mutual Financial Services, Incorporated. The Southern Mutual Financial Services "Community Development Bank" will lend approximately $33 million in low interest rural housing loans over a nine-parish area of Southern Louisiana. IBERIABANK has made significant contributions to United Way Agencies in IBERIABANK markets. In addition, our associates have contributed time and energy to many local causes. We understand the importance of participating as good corporate citizens and making positive contributions to the communities where we do business. We recognize that we, as a company, are only as good as the communities we serve.

Overall, our Board of Directors and leadership team were very pleased at the progress the Company demonstrated during the year 2000. We remain committed, both now and in the future, to delivering outstanding results to our shareholders, professional and personal development opportunities to our associates, and exceptional service to our clients. We believe we are well situated to continue to execute on the strategic plan we began one year ago. As evidenced by our actions during this past year, we stand firm in our belief that promises made are promises kept.

Forward-Looking Information
Safe Harbor Statement

Statements contained in this report which are not historical facts and which pertain to future operating results of IBERIABANK Corporation and its subsidiaries constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve significant risks and uncertainties. Actual results may differ materially from the results discussed in these forward-looking statements. A discussion of factors affecting IBERIABANK Corporation's business and prospects is contained in the Company's periodic filings with the Securities and Exchange Commission.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
(Dollars in thousands, except per share data)
                                                                                 December 31,
                                                      ------------------------------------------------------------------
Balance Sheet Data                                       2000          1999          1998           1997         1996
                                                      ----------    ----------    ----------    ----------    ----------
         Total assets                                 $1,396,162    $1,363,578    $1,401,630    $  947,282    $  929,264
         Cash and cash equivalents                        34,541        47,713       145,871        44,307        53,385
         Loans receivable                                940,525       842,878       768,235       660,063       575,709
         Investment securities                           344,545       384,881       377,556       192,442       254,029
         Goodwill and acquisition
                  intangibles                             38,796        42,063        45,352        16,358        17,807
         Deposit accounts                              1,143,187     1,100,014     1,220,594       786,864       766,729
         Borrowings                                      114,843       135,053        45,639        46,728        47,750
         Shareholders' equity                            127,042       117,189       123,967       115,564       114,006

         Book value per share                         $    20.99    $    18.62    $    18.91     $   17.75    $    17.30
         Tangible book value
                  per share                                14.58         11.94         11.99         15.24         14.60


                                                                             Year Ended December 31,
                                                      ------------------------------------------------------------------
Income Statement Data                                     2000          1999          1998          1997           1996
                                                      ----------    ----------    ----------    ----------    ----------
         Interest income                              $  104,046    $   95,085    $   79,224      $ 69,607    $   53,434
         Interest expense                                 52,730        45,380        38,458        36,050        27,136
                                                      ----------    ----------    ----------      --------    ----------
         Net interest income                              51,316        49,705        40,766        33,557        26,298
         Provision for loan losses                         3,861         2,836           903         1,097           156
                                                      ----------    ----------    ----------      --------    ----------
         Net interest income after
                  provision for loan losses               47,455        46,869        39,863        32,460        26,142
         Noninterest income                               12,738        13,679        10,214         5,664         3,296
         Noninterest expense                              39,704        44,881        33,758        29,001        20,983
                                                      ----------    ----------    ----------      --------    ----------
         Income before income taxes                       20,489        15,667        16,319         9,123         8,455
         Income taxes                                      7,514         6,138         6,182         3,780         3,177
                                                      ----------    ----------    ----------      --------    ----------
         Net Income                                   $   12,975    $    9,529    $   10,137      $  5,343    $    5,278
                                                      ==========    ==========    ==========      ========    ==========
         Earnings per share - basic $                       2.14    $     1.55    $     1.61      $   0.86    $     0.80
                                                      ==========    ==========    ==========      ========    ==========
         Earnings per share - diluted                 $     2.12    $     1.53    $     1.56      $   0.83    $     0.80
                                                      ==========    ==========    ==========      ========    ==========
         Cash earnings per share -
                  diluted                             $     2.54    $     1.95    $     1.84      $   1.07    $     0.86
                                                      ==========    ==========    ==========      ========    ==========
         Cash dividends per share                     $     0.66    $     0.63    $     0.57      $   0.45    $     0.33
                                                      ==========    ==========    ==========      ========    ==========

(continued)


SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA (continued)
(Dollars in thousands, except per share data)

                                                        At or For the Year Ended December 31,
                                               -------------------------------------------------------
Key Ratios (1)                                   2000        1999        1998        1997        1996
                                                 ----        ----        ----        ----        ----
         Return on average assets                 0.94%       0.70%       0.93%       0.57%       0.74%
         Return on average equity                10.75        7.84        8.47        4.66        4.49
         Equity to assets at the
                  end of period                   9.10        8.59        8.84       12.20       12.27
         Earning assets to interest-
                  bearing liabilities           114.66      112.83      114.55      113.91      120.66
         Interest rate spread (2)                 3.38        3.51        3.48        3.09        2.93
         Net interest margin (2)                  3.94        3.97        4.03        3.63        3.75
         Noninterest expense to
                  average assets                  2.87        3.31        3.11        3.07        2.94
         Efficiency ratio (3)                    61.99       70.81       66.22       73.94       70.90
         Tangible efficiency ratio               56.88       65.44       62.17       70.00       69.55
         Dividend payout ratio                   31.42       41.88       36.56       54.41       41.72

Asset Quality Data
         Nonperforming assets to
                  total assets at end
                  of period (4)                   0.57%       0.24%       0.44%       0.28%       0.38%
         Allowance for loan losses
                  to nonperforming loans
                  at end of period              135.78      279.25      124.39      244.56      185.27
         Allowance for loan losses
                  to total loans at end
                  of period                       1.09        1.04        0.93        0.79        0.80

Consolidated Capital Ratios
         Tier 1 leverage capital ratio            6.67%       6.26%       5.81%      10.54%      10.34%
         Tier 1 risk-based capital ratio         10.05        9.42        9.89       18.52       20.91
         Total risk-based capital ratio          11.19       10.43       10.80       19.50       21.92

(1) With the exception of end-of-period ratios, all ratios are based on average daily balances during the respective periods and are annualized where appropriate.
(2) Interest rate spread represents the difference between the weighted average yield on earning assets and the weighted average cost of interest-bearing liabilities. Net interest margin represents net interest income as a percentage of average earning assets.
(3) The efficiency ratio represents noninterest expense, as a percentage of the sum of net interest income and noninterest income.
(4) Nonperforming assets consist of nonaccruing loans, loans 90 days or more past due and reposessed assets.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis is intended to assist readers in understanding the financial condition and results of operations of IBERIABANK Corporation (the "Company") and its subsidiary for the years ended December 31, 1998 through 2000. This review should be read in conjunction with the audited consolidated financial statements, accompanying footnotes and supplemental financial data included herein.

Financial Condition

Assets

General - Total assets of the Company remained relatively stable at $1.4 billion for December 31, 2000 and 1999. The increase in total assets was $32.6 million, or 2.4%. This increase was primarily due to the increase in loans receivable. The following discussion describes the major changes in the asset mix during 2000.

Cash and Cash Equivalents - Cash and cash equivalents, which consist of interest-bearing and noninterest-bearing funds on deposits and cash on hand, decreased by $13.2 million, or 27.6%, to $34.5 million at December 31, 2000 compared to $47.7 million at December 31, 1999. The decrease in cash was due primarily to the elimination of the extra cash obtained for Y2K demands at December 1999 and a decrease in the cash held in the branch distribution network.

Investment Securities - Investment securities decreased by an aggregate of $40.3 million, or 10.5%, to $344.5 million at December 31, 2000 compared to $384.9 million at December 31, 1999. Such decrease was the result of $10.5 million of investment securities which matured, $35.7 million of principal collections on mortgage backed securities, $43.7 million in sales of investment securities and $290,000 of amortization of premiums on investment securities, all of which was partially offset by the $7.4 million increase in market value of investment securities available for sale and the $43.7 million of investment securities purchased.

At December 31, 2000, $268.2 million of the Company's investment securities were classified as available for sale with a pre-tax net unrealized loss of $3.5 million. At such date, $96.3 million of the Company's investment securities consisted of U.S. Government and Federal agency obligations and $165.3 million consisted of mortgage backed securities. At December 31, 2000, $76.3 million of the Company's investment securities were classified as held to maturity with a pre-tax

Asset Mix

[graphic-depicting the following]

Other Assets
5.9%

Investments
24.5%

Cash
2.5%

Mortgage
Loans
20.6%

Commercial
Loans
19.6%

Consumer
Loans
26.9%
net unrealized loss of $382,000, consisting mostly of mortgage backed securities of $74.9 million. Note 3 to the Consolidated Financial Statements provides further information on the Company's investment securities.

Loans Held for Sale - Loans held for sale decreased $1.4 million, or 29.8%, to $3.3 million at December 31, 2000 compared to $4.8 million at December 31, 1999. Loans held for sale represent single-family residential mortgage loans to be sold in the secondary market. In 2000, 40.4% of single-family mortgage originations were sold in the secondary market, compared to 83.1% in 1999. The decrease in the percentage of originations sold was attributable to an increase in variable rate loans originated in 2000, which are held in the portfolio.

Loans Receivable - Loans receivable increased by $97.6 million, or 11.6%, to $940.5 million at December 31, 2000 compared to $842.9 million at December 31, 1999. During 2000, single-family mortgage loans increased $13.0 million, or 4.9%, construction loans increased $1.1 million, or 17.3%, commercial real estate loans increased $39.2 million, or 24.9%, home equity loans increased $16.5 million, or 18.1%, automobile loans increased $1.9 million, or 8.0%, indirect automobile loans increased $25.8 million, or 14.4%, credit card loans increased $3.1 million, or 48.5%, and other consumer loans increased $462,000, or 1.5%. During 2000, commercial business loans decreased $3.5 million, or 4.2%. The changes in the loan portfolio reflect management's continued emphasis on commercial and consumer lending. For additional information on loans, see Note 4 to the Consolidated Financial Statements.

Premises and  Equipment,  Net - Premises and equipment,  net,  decreased by $4.5 million, or 17.3%, to $21.5 million at December 31, 2000 compared to $26.0 million at December 31, 1999. The decrease was the result of $2.7 million of depreciation of premises and equipment and $2.8 million of assets sold, which was partially offset by $1.1 million in purchases of other premises and equipment.

Liabilities and
Shareholders' Equity

General - The Company's primary funding sources include deposits, short-term and long-term borrowings and shareholders' equity. The following discussion focuses on the major changes in the mix during 2000.

Deposits - Deposits remained relatively stable at $1.1 billion for December 31, 2000 and 1999. The increase in total deposits was




Liability and Equity Mix

[graphic depicting the following]

Regular
Savings
13.4%

Interest
Bearing
Demand
Deposits
18.5%

Equity
9.1%

Noninterest Bearing
Demand Deposits
9.3%

Certificate
of Deposits
40.8%

Borrowings
8.2%

Other
Liabilities
0.8%

$43.2 million, or 3.9%. The increase in de-posits was primarily the result of an increase in savings account balances as a result of promotional pricing and the Company's increased calling efforts. Certificates of deposit $100,000 and over increased $16.6 million, or 13.3%, from $124.5 million at December 31, 1999 to $141.1 million at December 31, 2000. At December 31, 2000, $129.5 million, or 11.3%, of the Company's total deposits were noninterest bearing, compared to $116.5 million, or 10.6%, at December 31, 1999. Additional information regarding deposits is provided in Note 7 to the Consolidated Financial Statements.

Short-term Borrowings - The Company's short-term borrowings are comprised of advances from the Federal Home Loan Bank ("FHLB") of Dallas. Total short-term borrowings decreased $29.0 million, or 34.9%, to $54.0 million at December 31, 2000 compared to $83.0 million at December 31, 1999. These advances were used to fund loan growth. The weighted average rate on short-term Federal Home Loan Bank advances was 6.4% at December 31, 2000. For additional information, regarding the Company's short-term borrowings, see Note 8 to the Consolidated Financial Statements.

Long-term Borrowings - At December 31, 2000, the Company's long-term borrowings are comprised of fixed rate advances from the Federal Home Loan Bank and a long-term note payable from Union Planters. Long-term borrowings increased $8.8 million, or 16.9%, to $60.8 million at December 31, 2000 compared to $52.1 million at December 31, 1999, due to $16.7 million in new advances from the Federal Home Loan Bank to match-fund certain loans and an additional draw on Union Planters note, all of which was partially offset by normal amortization payments. For additional information, including maturities of the Company's long-term borrowings, see Note 9 to the Consolidated Financial Statements.

Shareholders' Equity - Shareholders' equity provides a source of permanent funding, allows for future growth and provides the Company with a cushion to withstand unforeseen adverse developments. At December 31, 2000, shareholders' equity totaled $127.0 million, an increase of $9.9 million from the previous year end level. The increase in shareholders' equity in 2000 was the result of $13.0 million of net income, $922,000 of common stock released by the Company's Employee Stock Ownership Plan ("ESOP") trust, $612,000 of common stock earned by participants of the Company's


Regulatory Capital

[graphic-chart depicting the following]


Total risk-based ratio
Tier 1 risk-based ratio
Tier 1 leverage ratio

Required
IBERIABANK Corporation
IBERIABANK

[graphic-graphs depicting the following]

Net Income
Dollars in thousands

Net Interest Margin



Recognition and Retention Plan ("RRP") trust, and a $4.8 million increase in unrealized gain on securities available for sale, all of which were partially offset by $4.1 million of cash dividends declared on the Company's common stock, and $5.4 million of the Company's common stock repurchased and placed into treasury.

Federal regulations impose minimum regulatory capital requirements on all institutions with deposits insured by the Federal Deposit Insurance Corporation ("FDIC"). The Board of Governors of the Federal Reserve System ("FRB") imposes similar capital regulations on bank holding companies. At December 31, 2000, the Company exceeded all regulatory capital ratio requirements with a Tier 1 leverage capital ratio of 6.67%, a Tier 1 risk-based capital ratio of 10.05% and a total risk-based capital ratio of 11.19%. At December 31, 2000, IBERIABANK exceeded all regulatory capital ratio requirements with a Tier 1 leverage capital ratio of 7.22%, a Tier 1 risk-based capital ratio of 10.86% and a total risk-based capital ratio of 11.99%.

Results of Operations

General - The Company  reported  net income of $13.0  million,  $9.5 million and
$10.1 million for the years ended December 31, 2000, 1999 and 1998, respectively. Earnings in 2000 include a $1.1 million, after taxes, loss on sale of investment securities as a result of the restructuring of a significant portion of the long-term investment portfolio in late 1999 and a $1.2 million, after taxes, gain on sale of property. Earnings in 1999 include a $454,000, after taxes, gain on the sale of property and $766,000, after taxes, in restructuring charges. Earnings in 1998 include a $1.3 million, after taxes, gain on the sale of property. Without certain one-time or nonoperating items in 1999 and 1998, the Company would have reported net income of $13.0 million, $11.2 million and $8.8 million for the years ended December 31, 2000, 1999 and 1998, respectively. During 2000, interest income increased $9.0 million, interest expense increased $7.4 million, the provision for loan losses increased $1.0 million, noninterest income decreased $941,000, noninterest expense decreased $5.2 million and income tax expense increased $1.4 million. Cash earnings (net income before the amortization of acquisition intangibles) were $15.5 million, $12.2 million and $12.0 million for the years ended December 31, 2000, 1999 and 1998, respectively.

Net Interest Income - Net interest income is the difference between interest realized on earning assets net of interest paid on interest-bearing liabilities. The Company's average interest rate spread, which is the difference between the yields earned on earning assets and the rates paid on interest-bearing liabilities, was 3.38%, 3.51%, and 3.48% during the years ended December 31, 2000, 1999, and 1998, respectively. The Company's net interest margin, which is net interest income as a percentage of average earning assets, was 3.94%, 3.97% and 4.03% during the years ended December 31, 2000, 1999 and 1998, respectively.

Net interest income increased $1.6 million, or 3.2%, in 2000 to $51.3 million compared to $49.7 million in 1999. Such increase was due to a $9.0 million, or 9.4%, increase in interest income, which was partially offset by a $7.4 million, or 16.2%, increase in interest expense.

Net interest income increased $8.9 million, or 21.9%, in 1999 to $49.7 million compared to $40.8 million in 1998. The reason for such increase was a $15.9 million, or 20.0%, increase in interest income, which was partially offset by a $6.9 million, or 18.0%, increase in interest expense. The increase in net interest income was caused by the increase in earning assets resulting from the September 1998 acquisition of 17 branches.

Average loans made up 70.4% of average earning assets as of December 31, 2000 as compared to 64.4% at December 31, 1999. This was an increase of 13.1%. The increase in average loans was funded mainly by increased borrowings and the decrease in investments. Average investment securities made up 29.2% of average earning assets at December 31, 2000 compared to 33.6% at December 31, 1999. Average borrowings made up 10.8% of average interest bearing liabilities at December 31, 2000 compared to 7.2% at December 31, 1999. The Average Balances, Net Interest Income and Interest Yields/ Rates table and the Rate/Volume Analysis table further explain the changes in net interest income.

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

The Company made a provision for loan losses of $3.9 million in 2000, compared to $2.8 million and $903,000 for 1999 and 1998, respectively. Net loan charge offs for 2000 totaled $2.4 million, compared to $1.2 million for 1999. The increase in the provision for 2000 was mainly due to a large commercial credit that was placed on nonaccrual status.

The allowance for loan losses amounted to $10.2, million or 1.1% and 135.8% of total loans and total nonperforming loans, respectively, at December 31, 2000 compared to 1.0% and 279.3%, respectively, at December 31, 1999. The allowance for loan losses increased $1.5 million, or 17.0%, from the $8.7 million at December 31, 1999. The increase included a $3.9 million provision for loan losses. The decrease in the allowance for loan losses as a percentage of nonperforming loans was attributable to the increase in nonperforming loans.

Nonperforming loans (nonaccrual loans and accruing loans 90 days or more past due) were $7.5 million and $3.1 million at December 31, 2000 and 1999, respectively. The increase in nonperforming loans was primarily attributable to a $4.5 million commercial real estate loan, which was placed on nonaccrual status. The Company's foreclosed property amounted to $421,000 and $185,000 at December 31, 2000 and 1999, respectively. As a percentage of total assets, the Company's total nonperforming assets, which consists of nonperforming loans plus foreclosed property, amounted to $8.0 million, or 0.6% at December 31, 2000 compared to $3.3 million, or 0.2%, at December 31, 1999.

Although management of the Company believes that the Company's allowance for loan losses was adequate at December 31,

2000, based on facts and circumstances available, there can be no assurances that additions to such allowance will not be necessary in future periods, which would adversely affect the Company's results of operations.

Noninterest Income - For 2000, the Company reported noninterest income of $12.7 million compared to $13.7 million for 1999. The primary reasons for the $941,000, or 6.9%, decrease in noninterest income was a $1.8 million loss on sale of investments compared to no gain or loss in 1999, a $658,000, or 61.9%, decrease in gain on the sale of loans and a $204,000, or 7.1% decrease in other income. These decreases were partially offset by a $256,000, or 3.3% increase in service charges on deposit accounts, a $229,000, or 21.2%, increase in ATM fee income, and a $1.2 million, or 140.3%, increase in gain on sale of assets.

Total noninterest income amounted to $13.7 million and $10.2 million for the years ended December 31, 1999 and 1998, respectively. The primary reasons for the $3.5 million, or 33.9%, increase in noninterest income during 1999 compared to 1998 was a $2.9 million, or 60.7%, increase in service charges on deposit accounts, and a $1.3 million, or 86.2%, increase in other income.

Noninterest Expense - Noninterest expense includes salaries and employee benefits, occupancy and equipment expense, communication and delivery expense, marketing and business development expense, amortization of acquisition intangibles and other items. Noninterest expense amounted to $39.7 million, $44.9 million and $33.8 million for the three years ended December 31, 2000, 1999 and 1998, respectively. The primary reason for the $5.2 million, or 11.5%, decrease in noninterest expense for 2000 compared to 1999 was a result of the 1999 restructuring and the continued efforts by management to control discretionary expenses. Salaries and employee benefits decreased $2.3 million, or 10.9%, occupancy and equipment expense decreased $66,000, or 1.2%, communication and delivery expense decreased $150,000, or 5.6%, the amortization of acquisition intangibles decreased $133,000, or 3.9%, printing, stationary and supplies expense decreased $215,000, or 22.7%, restructuring expenses decreased $1.2 million (for more information regarding restructuring expenses see Note 2 to the Consolidated Financial Statements), other expenses decreased $1.4 million, or 19.7%, marketing and business development expense decreased $229,000, or 20.9%, and data processing expense increased $453,000, or 49.5%.

The primary reason for the $11.1 million, or 32.9%, increase in noninterest expense for 1999 compared to 1998 was the inclusion of one full year of expenses from the acquisition of 17 branches in September 1998.

Income Taxes - For the years ended December 31, 2000, 1999 and 1998 the Company incurred income tax expense of $7.5 million, $6.1 million and $6.2 million, respectively. The Company's effective tax rate amounted to 36.7%, 39.2% and 37.9% during 2000, 1999 and 1998, respectively. The difference between the effective tax rate and the statutory tax rate primarily related to variances in the items that are either nontaxable or non-deductible, primarily the non-deductibility of part of the amortization of acquisition intangibles, the non-deductible portion of the ESOP compensation expense and the capital loss carryforward used during 1998 and 1999. For more information, see Note 10 to the Consolidated Financial Statements.

Average Balances, Net Interest Income and Interest Yields / Rates

The following table sets forth, for the periods indicated, information regarding
(i) the total dollar amount of interest income of the Company from earning assets and the resultant average yields; (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average rate;
(iii) net interest income; (iv) net interest spread; and (v) net interest margin. Information is based on average daily balances during the indicated periods.


                                                                       Years Ended December 31,
                                  --------------------------------------------------------------------------------------------------
                                                   2000                           1999                             1998
                                                          Average                        Average                            Average
                                     Average              Yield/     Average             Yield/       Average               Yield/
(Dollars in thousands)               Balance     Interest Rate (1)   Balance    Interest Rate (1)     Balance     Interest  Rate (1)
                                     -------     ------- ---------   -------    -------- --------     -------     --------  --------
Earning assets:
  Loans receivable: (2)
    Mortgage loans                $   289,983  $  22,821   7.87%  $   292,795  $ 23,163    7.91%   $   352,222  $  28,157    7.99%
    Commercial loans                  261,463     24,763   9.32       217,774    19,585    8.99        152,090     14,607    9.60
    Consumer and other loans          361,022     32,043   8.88       296,069    25,685    8.68        211,747     18,600    8.78
                                  -----------  ---------   ----   -----------  --------    ----    -----------  ---------    ----
         Total Loans                  912,468     79,627   8.68       806,638    68,433    8.48        716,059     61,364    8.57
                                  -----------  ---------   ----   -----------  --------    ----    -----------  ---------    ----
 Investment securities                378,188     24,128   6.38       421,063    25,608    6.08        240,188     15,292    6.37
 Other earning assets                   4,932        291   5.90        24,128     1,044    4.33         54,160      2,568    4.74
                                  -----------  ---------   ----   -----------  --------    ----    -----------  ---------    ----
         Total earning assets       1,295,588    104,046   8.03     1,251,829    95,085    7.60      1,010,407     79,224    7.84
                                               ---------                       --------                         ---------
 Allowance for Loan Losses             (9,096)                         (7,792)                          (6,027)
Nonearning assets                      96,996                         112,814                           82,060
                                  -----------                     -----------                      -----------
         Total assets             $ 1,383,488                     $ 1,356,851                      $ 1,086,440
                                  ===========                     ===========                      ===========
Interest-bearing liabilities:
  Deposits:
    Demand deposits               $   249,650      5,862   2.35   $   279,328     6,301    2.26    $   196,254      4,801    2.45
    Savings deposits                  181,930      6,571   3.61       131,824     2,681    2.03        114,934      2,541    2.21
    Certificates of deposits          575,828     32,133   5.58       618,582    31,518    5.10        517,952     27,707    5.35
                                  -----------  ---------   ----   -----------  --------    ----    -----------  ---------    ----
         Total deposits             1,007,408     44,566   4.42     1,029,734    40,500    3.93        829,140     35,049    4.23
  Borrowings                          122,522      8,164   6.55        79,741     4,880    6.12         52,936      3,409    6.44
                                  -----------  ---------   ----   -----------  --------    ----    -----------  ---------    ----
         Total interest-bearing
               liabilities          1,129,930     52,730   4.65     1,109,475    45,380    4.09        882,076     38,458    4.36
                                               ---------                       --------                         ---------
Noninterest-bearing
  demand deposits                     121,494                         116,097                           69,670
Noninterest-bearing liabilities        11,378                           9,789                           14,982
                                  -----------                     -----------                      -----------
         Total liabilities          1,262,802                       1,235,361                          966,728
Shareholders' Equity                  120,686                         121,490                          119,712
                                  -----------                     -----------                      -----------
         Total liabilities and
             shareholders' equity   1,383,488                     $ 1,356,851                      $ 1,086,440
                                  ===========                     ===========                      ===========
Net earning assets                $   165,658                     $   142,354                      $   128,331
                                  -----------                     -----------                      -----------
Net interest spread                            $  51,316   3.38%                $ 49,705    3.51%               $  40,766    3.48%
                                               ---------   ----                 --------    ----                ---------    ----
Net interest margin                                        3.94%                            3.97%                            4.03%
                                                           ====                             ====                             ====
Ratio of average earning assets
  to average interest-bearing
  liabilities                          114.66%                         112.83%                         114.55%
                                       ------                          ------                          ------


(1)    Annualized.
(2)    Loans receivable includes loans held for sale.

Rate/Volume Analysis:

The following table analyzes the dollar amount of changes in interest income and interest expense for major components of earning assets and interest-bearing liabilities. The table distinguishes between (i) changes attributable to rate (changes in rate multiplied by the prior period's volume), (ii) changes attributable to volume (changes in volume multiplied by the prior period's rate), (iii) mixed change (changes in rate multiplied by changes in volume), and
(iv) total increase (decrease).

                                                                                Years Ended December 31,
                                             ---------------------------------------------------------------------------------------
                                                             2000/1999                                     1999/1998
                                                      Change Attributable To                        Change Attributable To
                                             -------------------------------------------  ------------------------------------------
                                                                                Total                                       Total
                                                                    Rate/     Increase                           Rate/    Increase
(Dollars in thousands)                         Volume     Rate      Volume    (Decrease)   Volume      Rate      Volume   (Decrease)
                                             --------   --------   --------   --------    --------   --------   --------   --------
Earning assets:
   Loans:
      Mortgage loans                         $   (222)  $   (121)  $      1   $   (342)   $ (4,751)  $   (293)  $     50   $ (4,994)
      Commercial business loans                 3,929      1,040        209      5,178       6,308       (929)      (401)     4,978
      Consumer and other loans                  5,635        593        130      6,358       7,407       (230)       (92)     7,085
      Investment securities                    (2,608)     1,255       (127)    (1,480)     11,516       (684)      (516)    10,316
      Other earning assets                       (831)       380       (302)      (753)     (1,424)      (225)       125     (1,524)
                                             --------   --------   --------   --------    --------   --------   --------   --------
            Total net change in income on
              earning assets                    5,903      3,147        (89)     8,961      19,056     (2,361)      (834)    15,861
                                             --------   --------   --------   --------    --------   --------   --------   --------
Interest-bearing liabilities:
   Deposits:
      Demand deposits                            (669)       258        (28)      (439)      2,032       (374)      (158)     1,500
      Savings deposits                          1,019      2,080        791      3,890         373       (204)       (29)       140
      Certificates of deposit                  (2,178)     3,001       (208)       615       5,383     (1,316)      (256)     3,811
      Borrowings                                2,618        433        233      3,284       1,726       (169)       (86)     1,471
                                             --------   --------   --------   --------    --------   --------   --------   --------
            Total net change in expense on
              interest-bearing liabilities        790      5,772        788      7,350       9,514     (2,063)      (529)     6,922
                                             --------   --------   --------   --------    --------   --------   --------   --------
Change in net interest income                $  5,113   $ (2,625)  $   (877)  $  1,611    $  9,542   $   (298)  $   (305)  $  8,939
                                             ========   ========   ========   ========    ========   ========   ========   ========

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

The Company uses financial modeling to measure the impact of changes in interest rates on the net interest margin. As of December 31, 2000, the model indicated the impact of an immediate and sustained 200 basis point rise in rates over 12 months would approximate a 4.4% decrease in net interest income, while a 200 basis point decline in rates over the same period would approximate a 0.6% decrease in net interest income from an unchanged rate environment.

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

As part of its asset/liability management strategy, the Company has emphasized the origination of consumer loans, commercial business loans and commercial real estate loans, all of which typically have shorter terms than residential mortgage loans and/or adjustable or variable rates of interest. The Company has also emphasized the origination of fixed-rate, long-term residential loans for sale in the secondary market. As of December 31, 2000, $277.8 million, or 29.5%, of the Company's total loan portfolio had adjustable interest rates.

As part of the Company's asset/liability management strategies, the Company has limited its investments in investment securities other than mortgage backed securities to those with an estimated average life of seven years or less.

The Company's strategy with respect to liabilities in recent periods has been to emphasize transaction accounts, particularly noninterest bearing transaction accounts, which are not as sensitive to changes in interest rates as time certificates of deposit. At December 31, 2000, 50.2% of the Company's deposits were in transaction accounts compared to 46.7% at December 31, 1999. Noninterest bearing transaction accounts total 11.3% of total deposits at December 31, 2000, compared to 10.6% of total deposits at December 31, 1999.

Liquidity and Capital Resources

The Company's liquidity, represented by cash and cash equivalents, is a product of its operating, investing and financing activities. The Company's primary sources of funds are deposits, borrowings, loan and mortgage backed security amortizations, prepayments and maturities, maturities of investment securities and other short-term investments and funds provided from operations. While scheduled payments from the amortization of loans and mortgage backed securities and maturing investment securities and short-term investments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. In addition, the Company invests excess funds in overnight deposits and other short-term earning assets, which provide liquidity to meet lending requirements. The Company has been able to generate sufficient cash through its deposits and borrowings. At December 31, 2000, the Company had $105.6 million of outstanding advances from the FHLB of Dallas. Additional advances available at December 31, 2000 from the FHLB of Dallas amounted to $421.1 million. The Company also has $9.2 million of long-term debt outstanding with Union Planters at December 31, 2000.

Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments such as overnight deposits. On a longer-term basis, the Company maintains a strategy of investing in various lending products. The Company uses its sources of funds primarily to meet its ongoing commitments, to pay maturing certificates of deposit and deposit withdrawals, to fund loan commitments and to maintain a portfolio of mortgage backed and investment securities. At December 31, 2000, the total approved loan commitments outstanding amounted to $22.0 million. At the same date, commitments under unused lines of credit, including credit card lines, amounted to $167.7 million. Certificates of deposit scheduled to mature in one year or less at December 31, 2000 totaled $417.4 million. Management believes that a significant portion of maturing deposits will remain on deposit with the Company. The Company anticipates it will continue to have sufficient funds together with available borrowings to meet its current commitments.

Impact of Inflation and
Changing Prices

The consolidated financial statements and related financial data presented herein have been prepared in accordance with generally accepted accounting principles, which generally require the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation. Unlike most industrial companies, virtually all of the Company's assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on the Company's performance than does the effect of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates.

Recent Accounting
 Pronouncements

The Securities and Exchange  Commission (SEC) issued Staff  Accounting  Bulletin
(SAB) 101 in December 1999. SAB 101 presented the SEC staff's views on and guidance in applying generally accepted accounting principles to revenue recognition in financial statements. Compliance with this guidance became mandatory as of December 31, 2000. The Company has determined that its existing revenue recognition practices comply in all material respects with the guidance in SAB 101.

In June 2000, the FASB issued FAS Statement No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities. The new statement addresses a limited number of issues causing implementation difficulties for a large number of entities getting ready to apply FAS Statement 133. There are no conflicts with or modifications to the basic model of Statement 133, and there is no delay in the effective date of Statement 133. FAS 138 is effective for fiscal quarters of all fiscal years beginning after June 15, 2000. Implementation of this standard is not expected to have a material impact on financial position or results of operations.

In September 2000, the FASB issued FAS Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. The statement replaces FASB Statement No. 125 of the same name. It revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but it carries over most of Statement 125's provisions without reconsideration. The statement is effective generally for transactions occurring after March 31, 2001. Disclosures are effective for years ending after December 15, 2000. Implementation of this standard is not expected to have a material impact on financial position or results of operations.

For additional information on these and other FASB statements see Note 1 to the Consolidated Financial Statements.

Independenet Auditors' Report

[Graphic - logo]
[graphic-letterhead Castaing Hussey & Lolan, LLC
                                                Samuel R. Lolan, CPA
                                                Lori D. Percle, CPA
                                                Debbie B. Taylor, CPA
                                                Katherine H. Armentor, CPA

--------------------------------------------------------------------------------
                                                Robin G. Freyou, CPA
Charles E. Castaing, CPA, Retired               Dawn K. Gonsoulin, CPA
Roger E. Hussey, CPA, Retired                   Shalee M. Landry, CPA



To the Board of Directors
IBERIABANK Corporation

We have audited the accompanying consolidated balance sheets of IBERIABANK Corporation and Subsidiary as of December 31, 2000 and 1999, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of IBERIABANK Corporation and Subsidiary as of December 31, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with generally accepted accounting principles.


/s/Castaing Hussey & Lolan, LLC
-------------------------------
Castaing Hussey & Lolan, LLC

New Iberia, Louisiana
February 7, 2001

      525 Weeks Street x P.O. Box 14240 x New Iberia, Louisiana 70562-4240
         Ph.: 337-364-7221 x Fax: 337-364-7235 x email: info@chlcpa.com

         Members of American Institute of Certified Public Accountants
              o Society of Louisiana Certified Public Accountants


IBERIABANK  CORPORATION AND SUBSIDIARY
Consolidated Balance Sheets
December 31, 2000 and 1999
(Dollars in thousands, except share data)

                                                              2000             1999
                                                          -----------     -----------
Assets
Cash and due from banks                                   $    32,000     $    39,443
Interest-bearing deposits in banks                              2,541           8,270
                                                          -----------     -----------
         Total cash and cash equivalents                       34,541          47,713
Investment securities:
         Available for sale, at fair value                    268,223         299,388
         Held to maturity (fair value of $75,940
           and $82,884, respectively)                          76,322          85,493
Federal Home Loan Bank stock, at cost                           7,997           6,821
Loans held for sale                                             3,347           4,771
Loans, net of unearned income                                 940,525         842,878
Allowance for loan losses                                     (10,239)         (8,749)
                                                          -----------     -----------
         Loans, net                                           930,286         834,129
Accrued interest receivable                                     9,142           8,017
Premises and equipment, net                                    21,465          25,957
Goodwill and acquisition intangibles                           38,796          42,063
Other assets                                                    6,043           9,226
                                                          -----------     -----------
Total Assets                                              $ 1,396,162     $ 1,363,578
                                                          ===========     ===========
Liabilities and Shareholders' Equity
Liabilities:
Deposits:
         Noninterest-bearing                              $   129,468     $   116,493
         Interest-bearing                                   1,013,719         983,521
                                                          -----------     -----------
                  Total deposits                            1,143,187       1,100,014
Short-term borrowings                                          54,000          83,000
Accrued  interest  payable                                      5,480           5,385
Long-term  debt                                                60,843          52,053
Other liabilities                                               5,610           5,937
                                                          -----------     -----------
Total Liabilities                                           1,269,120       1,246,389
                                                          -----------     -----------
Commitments and contingencies (note 15)
Shareholders' Equity:
Preferred stock of $1 par value; 5,000,000 shares
  authorized; -0- shares issued                                  --              --
Common stock of $1 par value; 25,000,000 shares
  authorized; 7,380,671 shares issued                           7,381           7,381
Additional paid-in-capital                                     69,231          68,749
Retained earnings                                              77,963          69,065
Unearned common stock held by ESOP                             (2,067)         (2,649)
Unearned common stock held by RRP trust                        (2,587)         (3,024)
Accumulated other comprehensive income                         (2,293)         (7,124)
Treasury stock, at cost, 1,121,934 and 821,934 shares         (20,586)        (15,209)
                                                          -----------     -----------
Total Shareholders' Equity                                    127,042         117,189
                                                          -----------     -----------
Total Liabilities and Shareholders' Equity                $ 1,396,162     $ 1,363,578
                                                          ===========     ===========


The accompanying Notes to Consolidated Financial Statements are an integral part of these Financial Statements.


IBERIABANK  CORPORATION AND SUBSIDIARY
Consolidated  Statements of Income
Years Ended December 31, 2000,  1999 and 1998
(Dollars in thousands,  except per share data)

                                                      2000          1999       1998
                                                    --------      -------    --------
Interest and Dividend Income:
         Loans, including fees                      $ 79,627     $ 68,433    $ 61,364
         Investment securities:
                  Taxable interest and dividends      24,044       25,495      15,219
                  Tax-exempt interest                     84          113          73
         Interest-bearing demand deposits                291        1,044       2,568
                                                    --------      -------    --------
Total interest and dividend income                   104,046       95,085      79,224
                                                    --------      -------    --------
Interest Expense:
         Deposits                                     44,566       40,500      35,049
         Short-term borrowings                         4,243        1,665         384
         Long-term debt                                3,921        3,215       3,025
                                                    --------      -------    --------
Total interest expense                                52,730       45,380      38,458
                                                    --------      -------    --------
Net interest income                                   51,316       49,705      40,766
Provision for loan losses                              3,861        2,836         903
                                                    --------      -------    --------
Net interest income after provision
  for loan losses                                     47,455       46,869      39,863
Noninterest Income:
         Service charges on deposit accounts           8,050        7,794       4,850
         ATM fee income                                1,309        1,080         445
         Gain on sale of loans, net                      405        1,063       1,495
         Gain on sale of assets                        2,047          852       1,869
         (Loss) gain on sale of investments, net      (1,759)        --             3
         Other income                                  2,686        2,890       1,552
                                                    --------      -------    --------
Total noninterest income                              12,738       13,679      10,214
                                                    --------      -------    --------
Noninterest Expense:
         Salaries and employee benefits               18,510       20,776      16,125
         Occupancy and equipment                       5,589        5,655       3,907
         Amortization of acquisition intangibles       3,267        3,400       2,064
         Franchise and shares tax                      1,382        1,374       1,037
         Communication and delivery                    2,510        2,660       1,896
         Marketing and business development              867        1,096       1,380
         Data processing                               1,369          916       1,113
         Printing, stationery and supplies               731          946         806
         Restructuring                                   (46)       1,178        --
         Other expenses                                5,525        6,880       5,430
                                                    --------      -------    --------
Total noninterest expense                             39,704       44,881      33,758
                                                    --------      -------    --------
Income before income tax expense                      20,489       15,667      16,319
Income tax expense                                     7,514        6,138       6,182
                                                    --------      -------    --------

Net Income                                          $ 12,975      $ 9,529    $ 10,137
                                                    ========      =======    ========

Earnings per share - basic                          $   2.14      $  1.55    $   1.61
                                                    ========      =======    ========

Earnings per share - diluted                        $   2.12      $  1.53    $   1.56
                                                    ========      =======    ========

The accompanying Notes to Consolidated Financial Statements are an integral part of these Financial Statements.

IBERIABANK CORPORATION AND SUBSIDIARY
Consolidated Statements of Shareholders' Equity
Years Ended December 31, 2000, 1999 and 1998 (Dollars in thousands, except share and per share data)
                                                                                           Unearned  Accumulated
                                                                                Unearned    Common      Other              Total
                                                          Additional             Common     Stock      Compre-             Share-
                                                  Common   Paid-In   Retained  Stock Held  Held By     hensive  Treasury   holders'
                                                   Stock   Capital   Earnings   By ESOP    RRP Trust   Income     Stock    Equity
                                                 ----------------------------------------------------------------------------------
Balance, January 1, 1998                         $ 7,381  $ 66,798   $ 57,096  $ (3,921)   $ (4,082)   $ 221    $ (7,929)  $115,564
Comprehensive income:
  Net income for the year ended
    December 31, 1998                                                  10,137                                                10,137
  Change in unrealized gain on securities
    available for sale, net of deferred taxes                                                            128                    128
                                                                                                                           --------
Total comprehensive income                                                                                                   10,265
Cash dividends declared, $.57 per share                                (3,706)                                               (3,706)
Reissuance of treasury stock under stock
    option plan, 4,838 shares                                   24                                                    71         95
Common stock released by ESOP trust                          1,029                  654                                       1,683
Common stock earned by participants
    of recognition and retention plan
    trust, including tax benefit                               170                              399                             569
Treasury stock acquired at cost, 25,000 shares                                                                      (503)      (503)
                                                 -----------------------------------------------------------------------------------
Balance, December 31, 1998                         7,381    68,021     63,527    (3,267)     (3,683)     349      (8,361)   123,967
Comprehensive income:
  Net income for the year ended
    December 31, 1999                                                   9,529                                                 9,529
  Change in unrealized gain on securities
    available for sale, net of deferred taxes                                                         (7,473)                (7,473)
                                                                                                                           ---------
Total comprehensive income                                                                                                    2,056
Cash dividends declared, $.63 per share                                (3,991)                                               (3,991)
Reissuance of treasury stock under stock
    option plan, 13,371 shares                                 15                                                    197        212
Common stock released by ESOP trust                           577                   618                                       1,195
Common stock earned by participants
    of recognition and retention plan
    trust, including tax benefit                               58                               659                             717
Compensation expense on stock option plans                     78                                                                78
Treasury stock acquired at cost, 336,500 shares                                                                   (7,045)    (7,045)
                                                 -----------------------------------------------------------------------------------
Balance, December 31, 1999                         7,381   68,749      69,065    (2,649)     (3,024)  (7,124)    (15,209)   117,189
Comprehensive income:
  Net income for the year ended December 31, 2000                      12,975                                                12,975
  Change in unrealized loss on securities
    available for sale, net of deferred taxes                                                          4,831                  4,831
                                                                                                                           ---------
Total comprehensive income                                                                                                   17,806
Cash dividends declared, $.66 per share                                (4,077)                                               (4,077)
Common stock released by ESOP trust                           340                   582                                         922
Common stock earned by recognition and
    retention plan trust                                       47                               565                             612
Common stock purchased by recognition
    and retention plan trust                                  128                              (128)                             --
Compensation expense on stock option plans                    (33)                                                              (33)
Treasury stock acquired at cost, 300,000 shares                                                                   (5,377)    (5,377)
                                                 -----------------------------------------------------------------------------------
Balance, December 31, 2000                       $ 7,381  $ 69,231    $ 77,963 $ (2,067)   $ (2,587) $(2,293)   $(20,586)  $127,042
                                                 ==================================================================================


The accompanying Notes to Consolidated Financial Statements are an integral part of these Financial Statements.

IBERIABANK  CORPORATION  AND  SUBSIDIARY
Consolidated  Statements of Cash Flows
Years Ended December 31, 2000, 1999 and 1998
(Dollars in thousands)

                                                                2000          1999         1998
                                                             ---------     ---------     ---------
Cash Flows from Operating Activities:
Net income                                                   $  12,975     $   9,529     $  10,137
Adjustments to reconcile net income to net cash
  provided by operating activities:
         Depreciation and amortization                           6,615         6,657         4,283
         Provision for loan losses                               3,861         2,836           903
         Noncash compensation expense                            1,320         1,826         2,019
         Gain on sale of assets                                 (2,047)         (852)       (1,869)
         Equipment donated                                        --             120          --
         Loss (gain) on sale of investments                      1,759          --              (3)
         Amortization of premium/discount
           on investments                                          290           872           117
         Current provision for deferred income taxes               (71)       (1,143)         (167)
         FHLB stock dividends                                     (582)         (447)         (419)
Net change in loans held for sale                                1,424        13,636       (18,407)
Proceeds from student loans sold                                  --             763         9,215
Other, net                                                      (1,601)        3,109        (1,627)
                                                             ---------     ---------     ---------
Net Cash Provided by Operating Activities                       23,943        36,906         4,182
                                                             ---------     ---------     ---------

Cash Flows From Investing Activities:
         Activity in available for sale securities:
                  Sales                                         43,706          --           4,498
                  Maturities, prepayments and calls             37,155        25,500        29,345
                  Purchases                                    (43,744)      (99,998)      (54,981)
         Activity in held to maturity securities:
                  Maturities, prepayments and calls              9,013        55,166        47,004
                  Purchases                                       --            --        (210,575)
         (Increase) decrease in loans receivable, net         (101,513)      (77,653)       12,407
         Proceeds from FHLB stock redemption                        --         4,853         1,162
         Purchases of FHLB stock                                  (594)         (982)       (4,828)
         Proceeds from sale of premises and equipment            4,875         1,301         2,152
         Purchases of premises and equipment                    (1,061)       (2,332)       (4,348)
         Proceeds from disposition of real estate owned          1,279         1,191           769
         Cash received in excess of cash paid
           on branch acquisition                                  --            --         292,439
                                                             ---------     ---------     ---------
Net Cash (Used In) Provided By
  Investing Activities                                         (50,884)      (92,954)      115,044
                                                             ---------     ---------     ---------

IBERIABANK  CORPORATION  AND  SUBSIDIARY
Consolidated  Statements of Cash Flows (continued)
Years Ended December 31, 2000, 1999 and 1998
(Dollars in thousands)

                                                             2000                  1999                  1998
                                                          ---------             ---------             ---------
Cash Flows From Financing Activities:
         Increase (decrease) in deposits                  $  43,173             $(120,881)            $ (12,776)
         Net change in short-term borrowings                (29,000)               83,000                  --
         Proceeds from issuance of long-term debt            16,650                 7,575                  --
         Repayments of long-term debt                        (7,860)               (1,161)               (1,089)
         Dividends paid to shareholders                      (3,817)               (3,810)               (3,372)
         Proceeds from sale of treasury stock
           for stock options excercised                        --                     212                    78
         Payments to repurchase common stock                 (5,377)               (7,045)                 (503)
                                                          ---------             ---------             ---------
Net Cash Provided by (Used In)
  Financing Activities                                       13,769               (42,110)              (17,662)
                                                          ---------             ---------             ---------

Net (Decrease) Increase In Cash
  and Cash Equivalents                                      (13,172)              (98,158)              101,564
Cash and Cash Equivalents
  at Beginning of Period                                     47,713               145,871                44,307
                                                          ---------             ---------             ---------
Cash and Cash Equivalents at End of Period                $  34,541             $  47,713             $ 145,871
                                                          =========             =========             =========
Supplemental Schedule of Noncash Activities:
         Acquisition of real estate in
           settlement of loans                            $   1,495             $   1,035             $     929
                                                          =========             =========             =========

Supplemental Disclosures:
Cash paid (received) for:
         Interest on deposits and borrowings              $  52,634             $  46,703             $  35,745
                                                          =========             =========             =========
         Income taxes                                     $   7,083             $   7,723             $   5,112
                                                          =========             =========             =========
         Income tax refunds                               $      (2)            $      (9)            $    (495)
                                                          =========             =========             =========


The accompanying Notes to Consolidated Financial Statements are an integral part of these Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Significant Accounting
Policies:

Nature of Operations: IBERIABANK Corporation, formerly ISB Financial Corporation, (the "Company") is a Louisiana corporation organized in November 1994 for the purpose of becoming the bank holding company for Iberia Savings Bank. The Board of Directors of Iberia Savings Bank adopted the Plan of
Conversion pursuant to which the bank converted from a Louisiana-chartered mutual savings bank to a Louisiana-chartered stock savings bank. The Company completed its subscription and community offering in April 1995 and, with a portion of the net proceeds, acquired the capital stock of the bank. In December of 1997, Iberia Savings Bank changed its charter from a state savings bank to a state commercial bank and changed its name to IBERIABANK (the "Bank").

The Bank operates 23 offices located in south central Louisiana, 11 offices located in northeast Louisiana and 7 offices located in the greater New Orleans area. The Bank provides a variety of financial services to individuals and businesses throughout its service area. Its primary deposit products are checking, savings and certificate of deposit accounts and its primary lending products are consumer, mortgage and commercial business loans. The Bank also offers discount brokerage services through a wholly owned subsidiary.

Principles of Consolidation: The consolidated financial statements include the accounts of IBERIABANK Corporation and its wholly owned subsidiary, IBERIABANK, as well as all of the Bank's subsidiaries, Iberia Financial Services, LLC, Jefferson Insurance Corporation, Metro Service Corporation, Finesco, LLC and IBERIABANK Insurance Services, LLC. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses. Actual results could differ from those estimates.

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

Cash and Cash Equivalents: For purposes of presentation in the consolidated statements of cash flows, cash and cash equivalents are defined as cash and interest-bearing and noninterest-bearing demand deposits at other financial institutions.

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

Stock in the Federal Home Loan Bank of Dallas ("FHLB") is carried at cost. Since the Bank is a member of the FHLB, it is required to maintain an amount of FHLB stock based on its total assets and level of borrowings. At December 31, 2000 and 1999, the institution held more than the required level of FHLB stock.

Loans Held for Sale: Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

Loans: The Company grants residential mortgage, commercial and consumer loans to customers primarily throughout the state of Louisiana. The ability of the debtors to honor contracts is dependent upon the real estate and general economic conditions in this area.

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

In general, all interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis method or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured.

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

Credit Related Financial Instruments: In the ordinary course of business, the Company has entered into commitments to extend credit, including commitments under credit card arrangements, commercial letters of credit, and standby letters of credit. Such financial instruments are recorded when they are funded.


Loan Servicing: Mortgage servicing rights are recognized on loans sold where the institution retains the servicing rights. Capitalized mortgage servicing rights are reported in other assets and are amortized in proportion to, and over the period of, estimated net servicing revenues. Impairment of mortgage servicing rights is assessed based on the fair value of those rights. Fair values are estimated using discounted cash flows based on a current market interest rate.


Foreclosed Property: Real estate and other assets acquired in settlement of loans are recorded at the balance of the loan or at estimated fair value minus estimated costs to sell, whichever is less, at the date acquired. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of cost or fair value minus estimated costs to sell. Revenue and expenses from operations, gain or loss on sale and changes in the valuation allowance are included in net expenses from foreclosed assets. There was no allowance for losses on foreclosed property at December 31, 2000 and 1999.

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

Transfers of Financial Assets: Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

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

Stock Compensation Plans: Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation, encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. It also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under the Company's stock option plans generally have no intrinsic value at the grant date, and under Opinion No. 25 no compensation cost is recognized for them. The Company has elected to continue with the accounting methodology in Opinion No. 25 and, as a result, has provided proforma disclosures of net income and earnings per share and other disclosures, as if the fair value based method of accounting had been applied.

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

Comprehensive Income: Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

Effects of New Accounting Pronouncements: In June 1998, the Financial Accounting Standards Board issued SFAS 133, Accounting for Derivative Instruments and Hedging Activities. The statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments imbedded in other contracts. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The accounting for changes in the fair value of derivatives (that is, gains and losses) depends on the intended use of the derivative and the resulting designation. The statement is effective for fiscal years beginning after June 15, 1999. The Company currently has no derivatives and does not have any hedging activities. The Company adopted the statement effective October 1, 1999. At the date of initial application, in accordance with the provisions of the statement, the Company transferred certain held to maturity securities into the available for sale category. The securities transferred consisted of $198,909,000 in mortgage backed securities, and the adjustment to fair value at the time of transfer was a decrease of $5,730,000.

The Securities and Exchange  Commission (SEC) issued Staff  Accounting  Bulletin
(SAB) 101 in December 1999. SAB 101 presented the SEC staff's views on and guidance in applying generally accepted accounting principles to revenue recognition in financial statements. Compliance with this guidance became mandatory as of December 31, 2000. The Company has determined that its existing revenue recognition practices comply in all material respects with the guidance in SAB 101.

In June 2000, the Financial Accounting Standards Board ("FASB") issued FAS Statement No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities. The new statement addresses a limited number of issues causing implementation difficulties for a large number of entities getting ready to apply FAS Statement 133. There are no conflicts with or modifications to the basic model of Statement 133, and there is no delay in the effective date of Statement 133. FAS 138 is effective for fiscal quarters of all fiscal years beginning after June 15, 2000. Implementation of this standard is not expected to have a material impact on financial position or results of operations.

In September 2000, the FASB issued FAS Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. The statement replaces FASB Statement No. 125 of the same name. It revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but it carries over most of Statement 125's provisions without reconsideration. The statement is effective generally for transactions occurring after March 31, 2001. Disclosures are effective for years ending after December 15, 2000. Implementation of this standard is not expected to have a material impact on financial position or results of operations.

Reclassifications: Certain reclassifications have been made to the 1998 and 1999 consolidated financial statements in order to conform to the classifications adopted for reporting in 2000.


Note 2 - Restructuring:

On December 13, 1999 the Board of Directors approved a restructuring plan aimed at improving the operating efficiency and profitability of the Company. The plan involves consolidation of certain branches and elimination of thirty-three personnel positions primarily at corporate headquarters. The charges to 1999 earnings consisted of $451,000 of fixed asset impairments primarily consisting of leasehold improvements written down to book value for the remaining lease term, $198,000 of lease termination penalties and $35,000 of closure expenses all related to the branch consolidations and $244,000 of severance accruals for the personnel positions eliminated. As part of the plan, the four directors emeritus retired in December of 1999, resulting in compensation expense of $250,000 for immediate vesting in their recognition and retention plan shares.

During 2000, branch consolidation resulted in the elimination of six branch employee positions, with severance packages totaling $43,000, which was charged against income. The bank was released from lease termination penalties on two branches in 2000, which resulted in a reversal of the 1999 liability in the amount of $89,000. At December 31, 2000 the balance in the restructuring liability was $117,000, which is comprised of $89,000 in lease termination penalties and $28,000 in branch consolidation expenses remaining to be paid.

Note 3 - Investment Securities:

The amortized cost and fair values of investment securities, with gross unrealized gains and losses, (in thousands) consists of the following:

                                                                    Gross         Gross
                                                    Amortized    Unrealized    Unrealized       Fair
December 31, 2000                                      Cost         Gains         Losses        Value
                                                    --------------------------------------------------
Securities available for sale:
         U.S. Government and federal
                  agency obligations                $  98,001    $    --       $  (1,742)    $  96,259
         Mortgage backed                              167,021         --          (1,732)      165,289
                                                    ---------    -------       ---------     ---------
                           Total debt securities      265,022         --          (3,474)      261,548
         Marketable equity security                     6,728         --             (53)        6,675
                                                    ---------    -------       ---------     ---------
Total securities available for sale                 $ 271,750    $    --       $  (3,527)    $ 268,223
                                                    =========    =======       =========     =========
Securities held to maturity:
         Obligations of state and political
                  subdivisions                      $   1,435    $    --       $      --     $   1,435
         Mortgage backed                               74,887         --            (382)       74,505
                                                    ---------    -------       ---------     ---------
Total securities held to maturity                   $  76,322    $    --       $    (382)    $  75,940
                                                    =========    =======       =========     =========


                                                                    Gross         Gross
                                                    Amortized    Unrealized    Unrealized       Fair
December 31, 1999                                      Cost         Gains         Losses        Value
                                                    --------------------------------------------------
Securities available for sale:
         U.S. Government and federal
                  agency obligations                $ 112,864    $    --       $  (5,181)    $ 107,683
         Mortgage backed                              191,167         --          (5,693)      185,474
                                                    ---------    -------       ---------     ---------
                           Total debt securities      304,031         --         (10,874)      293,157
         Marketable equity security                     6,318         --            (87)         6,231
                                                    ---------    -------       ---------     ---------
Total securities available for sale                 $ 310,349    $    --       $ (10,961)    $ 299,388
                                                    =========    =======       =========     =========
Securities held to maturity:
         Obligations of state and political
                  subdivisions                      $   1,889    $    --       $      --     $   1,889
         Mortgage backed                               83,604         --          (2,609)       80,995
                                                    ---------    -------       ---------     ---------
Total securities held to maturity                   $  85,493    $    --       $  (2,609)    $  82,884
                                                    =========    =======       =========     =========


Securities with carrying values of $56,827,000 and $28,596,000 at December 31, 2000 and 1999, respectively were pledged to secure public deposits and other borrowings.

The amortized cost and estimated fair value of investment securities at December 31, 2000, by contractual maturity, are shown below (in thousands). Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                    Securities Available       Securities Held
                                          for Sale              to Maturity
                                    --------------------    --------------------
                                    Amortized    Fair       Amortized     Fair
                                      Cost       Value        Cost        Value
                                    --------    --------    --------    --------
Within one year or less             $   --      $     --    $    190    $    190
One through five years                30,008      29,927         485         485
After five through ten years          67,993      66,332         715         715
Over ten years                          --          --            45          45
                                    --------    --------    --------    --------
Subtotal                              98,001      96,259       1,435       1,435

Mortgage backed                      167,021     165,289      74,887      74,505
Marketable equity security             6,728       6,675          --          --
                                    --------    --------    --------    --------

Totals                              $271,750    $268,223    $ 76,322    $ 75,940
                                    ========    ========    ========    ========


For the years ended December 31, 2000, 1999 and 1998, proceeds from sales of securities available for sale amounted to $43,706,000, $-0-, and $4,498,000, respectively. Gross realized losses amounted to $1,759,000, $-0- and $-0- in 2000, 1999 and 1998. Gross realized gains amounted to $-0-, $-0- and $3,000 in 2000, 1999 and 1998. The tax benefit (provision) applicable to these realized gains and losses amounted to $616,000, $-0-, and $(1,000), respectively.

Note 4 - Loans Receivable:

Loans receivable (in thousands) at December 31, 2000 and 1999 consists of the following:

                                                         2000         1999
                                                      --------      --------
Residential mortgage loans:
         Residential 1-4 family                       $279,193      $266,161
         Construction                                    7,482         6,381
                                                      --------      --------
         Total residential
                  mortgage loans                       286,675       272,542
                                                      --------      --------
         Commercial Loans:
                  Business                              78,986        82,485
                  Real estate                          196,479       157,248
                                                      --------      --------
                           Total commercial loans      275,465       239,733
                                                      --------      --------
Consumer Loans:
         Home equity                                   108,070        91,531
         Automobile                                     25,297        23,432
         Indirect automobile                           205,143       179,350
         Credit card loans                               9,559         6,436
         Other                                          30,316        29,854
                                                      --------      --------
                           Total consumer loans        378,385       330,603
                                                      --------      --------
                           Total loans receivable     $940,525      $842,878
                                                      ========      ========

Loans receivable include approximately $277,847,000 and $250,537,000 of adjustable rate loans and $662,678,000 and $592,341,000 of fixed rate loans at December 31, 2000 and 1999, respectively. The amount of loans for which the accrual of interest has been discontinued totaled approximately $5,467,000 and $1,930,000 at December 31, 2000 and 1999, respectively.

A summary of changes in the allowance for loan losses (in thousands) for the years ended December 31, 2000, 1999 and 1998 is as follows:

                                          2000            1999         1998
                                        --------        --------      --------
Balance, beginning
         of year                        $  8,749        $  7,135      $  5,258
Allowance for
         loan losses from
         acquisitions                       --              --           1,392
Provision charged
         to operations                     3,861           2,836           903
Loans charged off                         (2,865)         (1,671)         (863)
Recoveries                                   494             449           445
                                        --------        --------      --------
Balance, end
         of year                        $ 10,239        $  8,749      $  7,135
                                        ========        ========      ========

The following is a summary of information pertaining to impaired loans (in thousands):

                                                    December 31,
                                                -------------------
                                                 2000        1999
                                                ------       ------
Impaired loans
         without a
         valuation
         allowance                              $   48       $   --
Impaired loans
         with a valuation
         allowance                               5,843        1,980
                                                ------       ------
Total impaired loans                            $5,891       $1,980
                                                ======       ======
Valuation allowance
         related to
         impaired loans                         $1,037       $  198
                                                ======       ======

                                                    For The Years Ended
                                                        December 31,
                                              --------------------------------
                                                2000         1999         1998
                                              ------       ------       ------
Average investment
         in impaired loans                    $3,612       $  911       $  203
                                              ======       ======       ======
Interest income
         recognized on
         impaired loans                       $  397       $  167       $  115
                                              ======       ======       ======
Interest income
         recognized on a
         cash basis on
         impaired loans                       $  397       $  167       $  115
                                              ======       ======       ======


No additional funds are committed to be advanced in connection with impaired loans.

Note 5 - Loan Servicing:

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of mortgage loans serviced for others was $31,146,000 and $34,852,000 at December 31, 2000 and 1999, respectively.

Custodial escrow balances maintained in connection with the foregoing portfolio of loans serviced for others, and included in demand deposits, were approximately $107,000 and $109,000 at December 31, 2000 and 1999, respectively.

Mortgage loan servicing rights of $5,000 and $67,000 were capitalized in 2000 and 1999, respectively. Amortization of mortgage servicing rights was $30,000, $26,000 and $15,000 in 2000, 1999 and 1998, respectively. The balance of mortgage servicing rights was $179,000 and $204,000 at December 31, 2000 and 1999, respectively.

Note 6 - Premises and Equipment:

Premises and equipment (in thousands) at December 31, 2000 and 1999 is summarized as follows:

                                                      2000              1999
                                                     -------           -------
Land                                                 $ 3,737           $ 4,093
Buildings                                             16,391            18,982
Furniture, fixtures
         and equipment                                15,184            14,602
                                                     -------           -------
                                                      35,312            37,677
Less accumulated
         depreciation                                 13,847            11,720
                                                     -------           -------
Total premises and
         equipment                                   $21,465           $25,957
                                                     =======           =======

Depreciation expense was $2,670,000, $2,615,000 and $1,919,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

The Company actively engages in leasing office space that it has available. Leases have different terms ranging from monthly rental to five year leases. At December 31, 2000, the monthly lease income was $19,000 per month. Total lease income for 2000, 1999 and 1998 was $394,000, $439,000 and $335,000,
respectively. Income from leases was reported as a reduction in occupancy and equipment expense. The total allocated cost of the portion of the buildings held for lease at December 31, 2000 and 1999 was $1,570,000 and $2,920,000,
respectively, with related accumulated depreciation of $471,000 and $922,000, respectively.

The Company leases certain branch offices, land and ATM facilities through noncancellable operating leases with terms that range from one to twenty years, with renewal options thereafter. Total rent expense for the years ended December 31, 2000, 1999, and 1998 amounted to $548,000, $570,000, and $439,000, respectively.

Minimum future annual rent commitments (in thousands) under these agreements as of December 31, 2000 are:

    Year Ending
    December 31,               Amount
-------------------------------------
2001                           $  547
2002                              431
2003                              287
2004                              195
2005 and thereafter               571
                               ------
                      Total    $2,031
                               ======

Note 7 - Deposits:

Certificates of deposit with a balance of $100,000 and over were $141,090,000 and $124,538,000 at December 31, 2000 and 1999, respectively.

A schedule of maturities of certificates of deposit (in thousands) is as follows
:

    Year Ending
    December 31,               Amount
-------------------------------------
2001                         $417,373
2002                          112,727
2003                           25,645
2004                            6,482
2005 and thereafter             6,838
                             --------
         Total deposits      $569,065
                             ========

Note 8 - Short-Term Borrowings:

The short-term borrowings at December 31, 2000 consist of FHLB advances with terms ranging from 7 to 14 days, at fixed interest rates ranging from 6.39% to 6.42%.

Note 9 - Long-Term Debt:

Long-term debt at December 31, 2000 and 1999 (in thousands) is summarized as follows:

                                                             2000         1999
                                                           -------      -------
Federal  Home Loan Bank fixed rate notes at:
         5.0 to 5.99%                                      $ 3,968      $ 4,367
         6.0 to 6.99%                                       28,593       36,000
         7.0 to 7.99%                                       19,057        4,111
Union Planters Bank,
         $15MM line of
         credit with variable
         rate equal to
         Wall Street prime
         minus .50%,
         currently @ 9.00%
         maturing 3/31/01.                                   9,225        7,575
                                                           -------      -------
Total long-term debt                                       $60,843      $52,053
                                                           =======      =======

FHLB advance repayments are amortized over periods ranging from fifteen to thirty years, and have a balloon feature at maturity. Advances are collateralized by a blanket pledge of mortgage loans and a secondary pledge of FHLB stock and FHLB demand deposits. Total additional advances available from the FHLB at December 31, 2000 were $160,887,000 under the blanket floating lien and $260,180,000 with a pledge of investment securities.

Advances and long-term debt at December 31, 2000 (in thousands) have maturities in future years as follows:

    Year Ending
    December 31,               Amount
-------------------------------------
2001                          $28,443
2002                            8,059
2003                               --
2004                               --
2005 and thereafter            24,341
                              -------
         Total                $60,843
                              =======

Note 10 - Income Taxes:

The provision for income tax expense (in thousands) consists of the following:

                                                For The Years Ended
                                                     December 31,
                                          2000           1999           1998
                                         -------        -------        -------
Current expense:
         Federal                         $ 7,653        $ 7,080        $ 6,386
         State                               (68)           201            (37)
                                         -------        -------        -------
             Total current
               expense                     7,585          7,281          6,349
Deferred federal
         expense                             (71)        (1,143)          (167)
                                         -------        -------        -------
Total income
         tax expense                     $ 7,514        $ 6,138        $ 6,182
                                         =======        =======        =======


There was a balance due of federal income taxes of $453,000 at December 31, 2000 and an overpayment of federal income taxes of $242,000 at December 31, 1999.

At December 31, 2000, the Company had a federal net operating loss carryover of $521,000 assumed in an acquisition, expiring in 2009 through 2010.

The provision for federal income taxes differs from the amount computed by applying the federal income tax statutory rate of 35 percent on income from operations as indicated in the following analysis (in thousands):

                                                 For The Years Ended
                                                      December 31,
                                            ----------------------------------
                                             2000          1999          1998
                                            ------       -------       -------
Federal tax based
         on statutory rate                  $7,171       $ 5,483       $ 5,611
Increase (decrease)
         resulting from:
         Effect of tax-exempt
                  income                      (113)         (136)          (94)
         Amortization of
                  acquisition
                  intangibles                  416           457           483
         Interest and other
                  nondeductible
                  expenses                      38            40            37
         Nondeductible ESOP
                  expense                       56           148           318
         State income tax
                  on non-bank
                  entities                     (74)          201           (37)
         Other                                  20            64            42
         Benefit from change
                  in deferred tax
         valuation allowance                    --          (119)         (178)
                                            ------       -------       -------
         Income tax expense                $ 7,514       $ 6,138       $ 6,182
                                           =======       =======       =======
Effective rate                                36.7%         39.2%         37.9%
                                           =======       =======       =======


The net deferred tax liability (in thousands) at December 31, 2000 and 1999 is as follows:

                                                      2000               1999
                                                     -------            -------
Deferred tax asset:
         Allowance for
                  loan losses                        $ 3,019            $ 2,063
         Deferred directors' fees                        108                109
         Net operating loss
                  carryover                              182                365
         ESOP and RRP                                    233                237
         Unrealized loss on
                  investments classified
                  as available for sale                1,235              3,836
         Other                                           360                397
                                                     -------            -------
                        Subtotal                       5,137              7,007
                                                     -------            -------
Deferred tax liability:
         FHLB stock                                   (1,202)              (561)
         Premises and
                  equipment                           (1,840)            (1,829)
         Other                                           (25)               (17)
                                                     -------            -------
                        Subtotal                      (3,067)            (2,407)
                                                     -------            -------
         Deferred tax asset                          $ 2,070            $ 4,600
                                                     =======            =======

A summary of the changes in the net deferred tax asset (liability) for the years ended December 31, 2000 and 1999 is as follows (in thousands):

                                                        2000             1999
                                                      -------          -------
Balance, beginning                                    $ 4,600          $  (559)
Deferred tax expense,
         charged to operations                             71            1,143
Unrealized gain (loss)
         on available for sale
         securities, charged
         to equity                                     (2,601)           4,016
                                                      -------          -------
Balance, ending                                       $ 2,070          $ 4,600
                                                      =======          =======


Retained earnings at December 31, 2000 and 1999 included approximately $14,791,000 accumulated prior to January 1, 1987 for which no provision for federal income taxes has been made. If this portion of retained earnings is used in the future for any purpose other than to absorb bad debts, it will be added to future taxable income.

Note 11 - Earnings Per Share:

Weighted average shares of common stock outstanding for basic EPS excludes the weighted average shares not released by the Employee Stock Ownership Plan ("ESOP") of 235,748, 295,517, and 359,164 shares at December 31, 2000, 1999 and
1998, respectively and the weighted average unvested shares in the Recognition and Retention Plan ("RRP") of 187,454, 231,282 and 257,171 shares at December 31, 2000, 1999 and 1998, respectively. Shares not included in the calculation of diluted EPS because they are anti-dilutive were stock options of 238,507, 151,865 and 28,000, and RRP grants of 73,500, 54,000 and 11,000 at December 31,
2000, 1999 and 1998, respectively.

The following sets forth the computation of basic net income per common share and diluted net income per common share.

                                                                  For The Years Ended December 31,
                                                           ----------------------------------------------
                                                               2000            1999              1998
                                                           -----------    -----------         -----------
Numerator:
         Income applicable to common shares                $12,975,000    $ 9,529,000         $10,137,000
                                                           ===========    ===========         ===========
Denominator:
         Weighted average common shares outstanding          6,056,148      6,144,081           6,280,962
         Effect of dilutive securities:
                  Stock options outstanding                     46,821         79,188             185,235
                  RRP grants                                    10,602         17,435              36,620
                                                           -----------    -----------         -----------
         Weighted average common shares outstanding -
                  assuming dilution                          6,113,571      6,240,704           6,502,817
                                                           -----------    -----------         -----------
Earnings per common share                                  $      2.14    $      1.55          $     1.61
                                                           ===========    ===========         ===========
Earnings per common share - assuming dilution              $      2.12    $      1.53          $     1.56
                                                           ===========    ===========         ===========

Note 12 - Capital Requirements
and Other Regulatory Matters:

The  Company  (on a  consolidated  basis)  and the Bank are  subject  to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to average assets. Management believes, as of December 31, 2000 and 1999, that the Company and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2000, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leveraged ratios as set forth in the following tables. There are no conditions or events since the notification that management believes have changed the Bank's category. The Company's and the Bank's actual capital amounts (dollars in thousands) and ratios as of December 31, 2000 and 1999 are also presented in the table.

                                                                    Minimum
                                                                 To Be Well
                                                 Minimum       Capitalized Under
                                                 Capital       Prompt Corrective
                                Actual         Requirement     Action Provisions
                            Amount   Ratio    Amount   Ratio    Amount    Ratio
                            ------   -----    ------   -----    ------    -----
December 31, 2000

Tier 1 leverage capital:
         IBERIABANK Corp.  $ 90,487    6.67% $ 54,239   4.00%    $  N/A     N/A%
         IBERIABANK          97,649    7.22    54,109   4.00     67,636    5.00

Tier 1 risk-based capital:
         IBERIABANK Corp.    90,487   10.05    35,998   4.00        N/A     N/A
         IBERIABANK          97,649   10.86    35,980   4.00     53,970    6.00

Total risk-based capital:
         IBERIABANK Corp.   100,726   11.19    71,996   8.00        N/A     N/A
         IBERIABANK         107,888   11.99    71,960   8.00     89,950   10.00

December 31, 1999

Tier 1 leverage capital:

         IBERIABANK Corp.  $ 82,193    6.26% $ 52,512   4.00%    $  N/A     N/A%
         IBERIABANK          89,746    6.80    52,817   4.00     66,021    5.00

Tier 1 risk-based capital:
         IBERIABANK Corp.    82,193    9.42    34,883   4.00        N/A     N/A
         IBERIABANK          89,746   10.30    34,862   4.00     52,293    6.00

Total risk-based capital:
         IBERIABANK Corp.    91,195   10.43    69,767   8.00        N/A     N/A
         IBERIABANK          98,748   11.30    69,725   8.00     87,156   10.00


Note 13 - Benefit Plans:

401(k) Profit Sharing Plan

The Company has a 401(k) profit sharing plan covering substantially all of its employees. Annual employer contributions to the plan are set by the Board of Directors. No contributions were made by the Company for the years ended December 31, 2000, 1999 and 1998. The plan provides, among other things, that participants in the plan be able to direct the investment of their account balances within the Profit Sharing Plan into alternative investment funds. Participant deferrals under the salary reduction election may be matched by the employer based on a percentage to be determined annually by the employer.

Employee Stock  Ownership Plan

In connection with the conversion from mutual to stock form, the Company established an ESOP for the benefit of all eligible employees of the Bank. The leveraged ESOP is accounted for in accordance with American Institute of Certified Public Accountants ("AICPA") Statement of Procedures ("SOP") 93-6, Employers' Accounting for Employee Stock Ownership Plans.

Full-time employees of the Bank who have been credited with at least 1,000 hours of service during a 12 month period and who have attained age 21 are eligible to participate in the ESOP. It is anticipated that contributions will be made to the plan in amounts necessary to amortize the debt to the Company over a period of 10 years.

Under SOP 93-6, unearned ESOP shares are not considered outstanding and are shown as a reduction of shareholders' equity. Dividends on unallocated ESOP shares are considered to be compensation expense. The Company will recognize compensation cost equal to the fair value of the ESOP shares during the periods in which they become committed to be released. To the extent that the fair value of the Company's ESOP shares differ from the cost of such shares, this differential will be credited to equity. The Company will receive a tax deduction equal to the cost of the shares released. As the loan is internally leveraged, the loan receivable from the ESOP to the Company is not reported as an asset nor is the debt of the ESOP shown as a Company liability. Dividends on allocated shares have been used to pay the ESOP debt.

Compensation cost related to the ESOP for the years ended December 31, 2000, 1999 and 1998 was $741,000, $1,031,000 and $1,576,000, respectively. The fair value of the unearned ESOP shares, using the closing quoted market price per share for that day was approximately $4,495,000 and $3,642,000 at December 31, 2000 and 1999, respectively.

A summary of the ESOP share allocation is as follows:

                                                        December 31,
                                            -----------------------------------
                                              2000          1999         1998
                                            -------       -------       -------
Shares allocated
         beginning of year                  304,067       246,995       197,952
Shares allocated
         during year                         58,183        61,819        65,458
Shares distributed
         during the year                    (19,221)       (4,747)      (16,415)
                                            -------       -------       -------
Total allocated
         shares held by
         ESOP at year end                   343,029       304,067       246,995
Unreleased shares                           206,657       264,840       326,659
                                            -------       -------       -------
Total ESOP shares                           549,686       568,907       573,654
                                            =======       =======       =======

Stock Option Plans

In 1996, the Company adopted a stock option plan for the benefit of directors, officers, and other key employees. The number of shares of common stock reserved for issuance under the stock option plan was equal to 738,067 shares or 10 percent of the total number of common shares sold in the Company's initial public offering of its common stock upon the mutual-to-stock conversion of Iberia Savings Bank. The option exercise price cannot be less than the fair value of the underlying common stock as of the date of the option grant and the maximum option term cannot exceed ten years. In 1999 the Company adopted a similar plan that authorized an additional 300,000 shares available for the granting of options. The Company also adopted a supplemental plan for 24,999 shares for grants of options or restricted stock to consultants and directors. The stock options granted are generally exercisable in seven equal annual installments. Compensation expense in 2000, 1999 and 1998 related to the stock option plans was not material. At December 31, 2000 future awards of 111,124 shares could be made under the stock option plans.

The stock option plans also permit the granting of Stock Appreciation Rights ("SAR's"). SAR's entitle the holder to receive, in the form of cash or stock, the increase in the fair value of Company stock from the date of grant to the date of exercise. No SAR's have been issued under the plans.

The following table summarizes the activity related to stock options :

                                             Options       Weighted Average
                                           Outstanding       Exercise Price
                                           -----------       --------------
At January 1, 1998                           707,444          $   16.76
         Granted                              34,500              25.61
         Canceled                            (49,972)             19.13
         Exercised                            (4,838)             16.17
                                             -------

At December 31, 1998                         687,134              17.04
         Granted                             287,000              17.40
         Canceled                            (91,416)             18.57
         Exercised                           (13,371)             15.88
                                             -------

At December 31, 1999                         869,347              17.02
         Granted                             105,100              13.93
         Canceled                            (50,632)             17.47
         Exercised                                --                 --
                                             -------

At December 31, 2000                         923,815              16.64
                                             =======              =====
Exerciseable at December 31, 1998            178,354             $16.29
                                             =======              =====
Exerciseable at December 31, 1999            299,748             $16.51
                                             =======              =====
Exerciseable at December 31, 2000            381,258             $16.54
                                             =======              =====

The following table presents the weighted average remaining life as of December 31, 2000 for options outstanding within the stated exercise prices:


                         Outstanding                        Exerciseable
                     --------------------     ------------------------------------
                                 Weighted     Weighted       Weighted
    Exercise         Number      Average      Average         Number      Average
  Price Range          of        Exercise     Remaining          of       Exercise
   Per Share         Options       Price         Life         Options        Price
   ---------         -------       -----         ----         -------        -----
$13.38 to $15.06     216,900       $13.81     9.1 years         16,571       $13.70
$15.88               468,408       $15.88     5.4 years        310,803        15.88
$16.31 to $19.75      98,500       $17.73     8.3 years         20,143        17.81
$20.25 to $25.00     118,857       $22.19     7.9 years         25,962        22.39
$25.13 to $28.25      21,150       $26.36     7.0 years          7,779        26.21


In October 1995, the FASB issued SFAS 123. SFAS 123 requires disclosure of the compensation cost for stock-based incentives granted after January 1, 1995 based on the fair value at grant date for awards. Applying SFAS 123 would result in pro forma net income (in thousands) and earnings per share amounts as follows:


                                           2000        1999        1998
                                        --------    --------     -------
Net income
         As reported                    $ 12,975    $  9,529     $10,137
         Pro forma                      $ 12,530    $  9,229     $ 9,736

Earnings per share
         As reported  - basic           $   2.14    $   1.55     $  1.61
                      - diluted         $   2.12    $   1.53     $  1.56
         Pro forma    - basic           $   2.07    $   1.50     $  1.55
                      - diluted         $   2.05    $   1.48     $  1.50


The fair value of each option is estimated on the date of grant using an option-pricing model with the following weighted average assumptions used for 2000, 1999 and 1998 grants: dividend yields of 4.21, 3.31, and 2.23 percent; expected volatility of 25.53, 26.13 and 38.00 percent; risk-free interest rate of 6.35, 5.97 and 5.48 percent; and expected lives of 8.5 years for all options.

The weighted average fair value per share at the date of grant for shares granted during 2000, 1999 and 1998 was $3.46, $4.60 and $10.66, respectively.

Restricted Stock Plans

The Company established the Recognition and Retention Plan (RRP) for certain officers and directors during the year ended December 31, 1996. The supplemental plan adopted in 1999 can also make grants of restricted stock. The cost of the shares of restricted stock awarded under these plans is recorded as unearned compensation, a contra equity account. The fair value of the shares on the date of award will be recognized as compensation expense over the vesting period, which is generally seven years. The holders of the restricted stock receive dividends and have the right to vote the shares. For the years ended December 31, 2000, 1999 and 1998 the amount included in compensation expense was $612,000, $717,000 and $442,000 respectively. At December 31, 2000, 62,261 shares were available in the RRP plan for future awards. The weighted average grant date fair value of the restricted stock granted during the years ended December 31, 2000, 1999 and 1998 was $14.49, $18.14 and $26.19 respectively. A summary of the changes in awarded shares follows:

                                                 2000          1999        1998
                                                -------      -------    -------
Balance, beginning
         of year                                155,754      136,695    163,493
Granted                                          13,600       95,500      6,000
Forfeited                                        (5,142)     (32,060)    (7,387)
Earned and issued                               (31,932)     (44,381)   (25,411)
                                                -------      -------    -------
Balance, end of year                            132,280      155,754    136,695
                                                =======      =======    =======

Note 14 - Related Party Transactions:

In the ordinary course of business, the Bank has granted loans to executive officers and directors and their affiliates amounting to $620,000 and $602,000 at December 31, 2000 and 1999, respectively. During the year ended December 31, 2000, total principal additions were $67,000 and total principal payments were $49,000.

Note 15 - Financial  Instruments With Off-Balance  Sheet Risks,  Commitments and
Contingencies:

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The same credit policies are used in these commitments as for on-balance sheet instruments. The Company's exposure to credit loss in the event of nonperformance by the other parties is represented by the contractual amount of the financial instruments.

At December 31, 2000 and 1999, the Company had the following financial instruments outstanding, whose contract amounts (in thousands) represent credit risk:

                                              Contract Amount
                                     -------------------------------
                                       2000                   1999
                                     --------               --------
Commitments to
         grant loans                 $ 21,971               $ 37,668
Unfunded commitments
         under lines of credit        167,659                109,347
Commercial and standby
         letters of credit              1,925                  7,570


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

Unfunded commitments under commercial lines-of-credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines-of-credit usually do not contain a specified maturity date and may not be drawn upon to the total extent to which the Company is committed.

The Company has no investments in financial instruments or agreements whose value is linked to or derived from changes in the value of some underlying assets or index.

Such instruments or agreements include futures, forward contracts, option contracts, interest-rate swap agreements and other financial arrangements with similar characteristics and are commonly referred to as derivatives.

At December 31, 2000 and 1999, the Company had outstanding commitments to sell loans of $3,232,000 and $956,000, respectively.

The Company is subject to certain claims and litigation arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material effect on the consolidated financial position of the Company.

Note 16 - Fair Value of Financial
Instruments:

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

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

Loans: The fair value of mortgage loans receivable was estimated based on present values using entry-value rates at December 31, 2000 and 1999, weighted for varying maturity dates. Other loans receivable were valued based on present values using entry-value interest rates at December 31, 2000 and 1999 applicable to each category of loans. Fair values of mortgage loans held for sale are based on commitments on hand from investors or prevailing market prices.

Deposits: The fair value of NOW accounts, money market deposits and savings accounts was the amount payable on demand at the reporting date. Certificates of deposit were valued using a weighted average rate calculated based upon rates at December 31, 2000 and 1999 for deposits of similar remaining maturities.

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

The estimated fair values and carrying amounts of the Company's financial instruments (in thousands) are as follows:

                                          December 31, 2000          December 31, 1999
                                      ------------------------    ------------------------
                                        Carrying        Fair       Carrying       Fair
Financial Assets                         Amount         Value        Amount       Value
                                      ----------    ----------    ----------    ----------
Cash and cash equivalents             $   34,541    $   34,541    $   47,713    $   47,713
Securities available for sale            268,223       268,223       299,388       299,388
Securities held to maturity               76,332        75,940        85,493        82,884
Federal Home Loan Bank stock               7,997         7,997         6,821         6,821
Loans and loans held for sale, net       933,633       928,967       838,900       835,864
Accrued interest receivable                9,142         9,142         8,017         8,017

Financial Liabilities

Deposits                              $1,143,187    $1,133,385    $1,100,014    $1,100,814
Short-term borrowings                     54,000        54,000        83,000        83,000
Long-term debt                            60,843        62,008        52,053        51,369
Accrued interest payable                   5,480         5,480         5,385         5,385


The fair value estimates presented herein are based upon pertinent information available to management as of December 31, 2000 and 1999. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

Note 17 - Comprehensive Income:

The following is a summary of the components of other comprehensive income (in thousands):

                                                    For The Years Ended
                                                        December 31,
                                         --------------------------------------
                                           2000           1999           1998
                                         --------       --------       --------
Unrealized gain
         (loss) on securities
         available for
         sale, net                       $  5,674       $(11,489)      $    196
Reclassification
         adjustment for
         net losses (gains)
         realized in
         net income                         1,759           --               (3)
                                         --------       --------       --------
Other comprehensive
         income                             7,433        (11,489)            193
Income tax (expense)
         benefit related to
         other comprehensive
         income                            (2,602)         4,016            (65)
                                         --------       --------       --------
Other comprehensive
         income, net of
         income taxes                    $  4,831       $ (7,473)      $    128
                                         ========       ========       ========

Note 18 - Restrictions on
Dividends, Loans and Advances:

The Bank is restricted under applicable laws in the payment of dividends to an amount equal to current year earnings plus undistributed earnings for the immediately preceding year, unless prior permission is received from the Commissioner of Financial Institutions for the State of Louisiana. Dividends payable without permission by the Bank in 2001 will be limited to 2001 earnings plus an additional $4,345,000.

Accordingly, at January 1, 2001 $129,878,000 of the Company's equity in the net assets of the Bank was restricted. Funds available for loans or advances by the Bank to the Company amounted to $10,789,000.

Note 19 - Segment Information:

SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, was effective for 1998. This statement established standards for reporting information about a company's operating segments using a "management approach." The statement requires that reportable segments be identified based upon those revenue-producing components for which separate financial information is produced internally and are subject to evaluation by the chief operating decision maker in deciding how to allocate resources to segments.

The Company has evaluated its potential operating segments against the criteria specified in the statement and has determined that no operating segment disclosures are required in 2000 or 1999.

Note 20 - Condensed Parent Company Only Financial Statements:

Condensed financial statements of IBERIABANK Corporation (parent company only) are shown below. The parent company has no significant operating activities.

Condensed Balance Sheets
December 31, 2000 and 1999
(Dollars in thousands)

Assets                                                    2000        1999
                                                       --------    --------
Cash in bank                                           $    711    $    921
Investment in subsidiary                                134,223     124,792
Other assets                                              3,123         348
                                                       --------    --------
         Total assets                                  $138,057    $126,061
                                                       ========    ========

Liabilities and Shareholders' Equity

Liabilities                                              11,015       8,872
Shareholders' equity                                    127,042     117,189
                                                       --------    --------
         Total liabilities and shareholders' equity    $138,057    $126,061
                                                       ========    ========

Condensed  Statements  of Income
Years Ended December 31, 2000, 1999 and 1998
(Dollars in thousands)
                                                2000         1999        1998
                                             --------      -------      -------
Operating income:
         Dividends from subsidiary           $  9,600      $ 4,550      $ 3,147
         Interest income                           45           27          303
         Other income                               0            0            2
                                             --------      -------      -------
Total operating income                          9,645        4,577        3,452
Operating expenses                              1,635        2,752        1,761
                                             --------      -------      -------
Income before income tax expense and
  increase in equity in undistributed
  earnings of subsidiary                        8,010        1,825        1,691
Income tax (benefit)                             (620)        (800)        (510)
                                             --------      -------      -------
Income before increase in equity
  in undistributed earnings of subsidiary       8,630        2,625        2,201
Increase in equity in undistributed
  earnings of subsidiary                        4,345        6,904        7,936
                                             --------      -------      -------
Net income                                   $ 12,975      $ 9,529      $10,137
                                             ========      =======      =======



Condensed Statements of Cash Flows
Years Ended December 31, 2000, 1999 and 1998
(Dollars in thousands)
                                                                 2000         1999         1998
                                                               --------     --------     --------
Cash Flows from Operating Activities:
         Net income                                            $ 12,975     $  9,529     $ 10,137
Adjustments to reconcile net income to net cash
 provided  by  operating activities:
         Provision for deferred income taxes                       --           --             (1)
         Increase in equity in net income
           of subsidiary                                         (4,345)      (6,904)      (7,936)
         (Increase) decrease in other assets                     (2,782)         663        3,239
         Increase in other liabilities                              427          238            7
         Noncash compensation expense                               579          795          443
                                                               --------     --------     --------
                  Net Cash Provided by Operating Activities       6,854        4,321        5,889
                                                               --------     --------     --------

Cash Flows from Investing Activities:
                  Net Cash Provided by (Used In)
                    Investing Activities                           --           --           --
                                                               --------     --------     --------

Cash Flows from Financing Activities:
         Dividends paid to shareholders                          (3,817)      (3,810)      (3,372)
         Capital contributed to subsidiary                         (175)      (2,184)      (9,222)
         Proceeds from issuance of long-term debt                 1,650        7,575            0
         Payments received from ESOP                                655          738          848
         Payments to repurchase common stock                     (5,377)      (7,045)        (503)
         Proceeds from sale of treasury stock                      --            212           78
                                                               --------     --------     --------

                  Net Cash Used In Financing Activities          (7,064)      (4,514)     (12,171)
                                                               --------     --------     --------

                  Net Decrease in Cash and Cash Equivalents        (210)        (193)      (6,282)

Cash and Cash Equivalents, Beginning of Period                      921        1,114        7,396
                                                               --------     --------     --------

Cash and Cash Equivalents, End of Period                       $    711     $    921     $  1,114
                                                               ========     ========     ========

Note 21 - Quarterly Results of Operations (unaudited):
(Dollars in thousands, except per share data)

                                                  First      Second     Third      Fourth
Year Ended December 31, 2000                      Quarter    Quarter    Quarter    Quarter
                                                  -------    -------    -------    -------
Total interest income                             $24,655    $25,843    $26,840    $26,708
Total interest expense                             12,284     12,883     13,695     13,868
                                                  -------    -------    -------    -------
                  Net interest income              12,371     12,960     13,145     12,840
Provision for loan losses                             481        604        811      1,965
                                                  -------    -------    -------    -------
                  Net interest income
                           after provision for
                           loan losses             11,890     12,356     12,334     10,875
Noninterest income                                  3,159      3,104      3,222      3,253
Noninterest expense                                 9,514      9,662      9,281      7,980
Goodwill amortization                                 828        820        813        806
                                                  -------    -------    -------    -------
Income before income taxes                          4,707      4,978      5,462      5,342
Income tax expense                                  1,752      1,858      2,036      1,868
                                                  -------    -------    -------    -------
Net Income                                        $ 2,955    $ 3,120    $ 3,426    $ 3,474
                                                  =======    =======    =======    =======
Earnings per share - basic $                      $  0.48    $  0.51    $  0.56    $  0.58
                                                  =======    =======    =======    =======
Earnings per share - diluted                      $  0.48    $  0.51    $  0.56    $  0.57
                                                  =======    =======    =======    =======

Year Ended December 31, 1999

Total interest income                             $23,434    $23,850    $ 23,359   $24,442
Total interest expense                             11,005     11,087     11,458     11,830
                                                  -------    -------    -------    -------
                  Net interest income              12,429     12,763     11,901     12,612
Provision for loan losses                             370        265        288      1,913
                                                  -------    -------    -------    -------
                  Net interest income
                           after provision for
                           loan losses             12,059     12,498     11,613     10,699
Noninterest income                                  3,100      3,092      3,600      3,888
Noninterest expense                                 9,692     10,113      9,832     11,844
Goodwill amortization                                 853        855        843        850
                                                  -------    -------    -------    -------
Income before income taxes                          4,614      4,622      4,538      1,893
Income tax expense                                  1,755      1,794      1,751        838
                                                  -------    -------    -------    -------
Net Income                                        $ 2,859    $ 2,828    $ 2,787    $ 1,055
                                                  =======    =======    =======    =======
Earnings per share - basic $                      $  0.45    $  0.46    $  0.46    $  0.17
                                                  =======    =======    =======    =======
Earnings per share - diluted                      $  0.44    $  0.45    $  0.45    $  0.17
                                                  =======    =======    =======    =======

CORPORATE INFORMATION

DIRECTORS OF IBERIABANK CORPORATION

William H.  Fenstermaker,  Chairman  of the  Board  of  IBERIABANK  Corporation;
   President and Chief Executive Officer of C. H. Fenstermaker and Associates, Inc., Lafayette, LA

E. Stewart Shea III, Vice Chairman of the Board of IBERIABANK Corporation; Vice President of Bayou Management Services, President of Bayou Pipe Coating, LLC, affiliates of Bayou Management Services, New Iberia, LA

Elaine D. Abell, Attorney in private practice, Lafayette, LA

Harry V. Barton, Jr., Certified Public Accountant, Lafayette, LA

Ernest P. Breaux, President, E. P. Breaux Electrical Co., New Iberia, LA

Cecil C. Broussard,  Commercial  Real  Estate Broker, Retired Automobile Dealer,
   New Iberia, LA

Daryl G. Byrd, President and Chief Executive Officer of IBERIABANK Corporation

Richard F. Hebert, Owner,  President of Hebert's Home and Garden Showplace,  New
   Iberia, LA

Larrey G. Mouton, Community Relations Officer of IBERIABANK Corporation

EXECUTIVE OFFICERS OF IBERIABANK
 CORPORATION AND IBERIABANK

Daryl G. Byrd, President and Chief Executive Officer

Michael J. Brown, Senior Executive Vice President, New Orleans President,  Chief
   Credit Officer

John R. Davis, Senior Executive Vice President, Finance and Retail Strategy

Marilyn W. Burch, Executive Vice President, Chief Financial Officer

Donald P. Lee, Executive Vice President, Legal Counsel, Corporate Secretary


EXECUTIVE OFFICERS OF IBERIABANK

Taylor F. Barras, New Iberia and Community Banks President

George J. Becker, Northeast Louisiana President

Patrick J. Trahan, Lafayette President

Belinda J. Cavazos, Executive Vice President

Jack J. Deano, Executive Vice President

Deneen T. Gross, Executive Vice President

Karl E. Hoefer, Executive Vice President

J. Keith Short, Executive Vice President


DIVIDEND REINVESTMENT PLAN

IBERIABANK Corporation shareholders may take advantage of our Dividend Reinvestment Plan. This program provides a convenient, economical way for shareholders to increase their holdings of the Company's common stock. The shareholder pays no brokerage commissions or service charges while participating in the plan. A nominal fee is charged at the time that an individual terminates plan participation. This plan does not currently offer participants the ability to purchase additional shares with optional cash payments.

To enroll in the IBERIABANK Corporation Dividend Reinvestment Plan, shareholders must have their stock certificate numbers and complete an enrollment form. A summary of the plan and enrollment forms are available from the Registrar and Transfer Company at the address provided below.

Investor Relations
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
(800) 368-5948
www.invrelations@RTCO.com

Special thanks to the following for use of Louisiana photos and graphics: C.H. Fenstermaker and Associates, New Orleans Center for Creative Arts, The Shadows, Louisiana Office of Tourism Imagebase, Southern Mutual Housing Authority, The News Star