Form 10-K, Exhibit 13
period 2001-12-31
IBERIABANK CORP
filed 2002-04-01
CIK 933141

Committed to
        Continuous
                Improvement

IBERIABANK Corporation is a commercial bank holding company organized under the laws of the State of Louisiana with consolidated assets at December 31, 2001 of $1.4 billion. The lead bank for IBERIABANK Corporation is IBERIABANK. At the end of 2001, IBERIABANK had 42 offices serving 10 parishes in Louisiana. IBERIABANK and its predecessor organizations have served Louisiana customers for 115 years. IBERIABANK Corporation is the third largest Louisiana-based bank holding company. At December 31, 2001, IBERIABANK Corporation had approximately 1,149 shareholders of record.

IBERIABANK
 Corporation(TM)


                                                                CONTENTS

                                                Letters to Shareholders    2
                                                   Power of Progression    5
                                                  Financial Information   15
                                   Management's Discussion and Analysis   18
                                      Consolidated Financial Statements   33
                                        Board and Corporate Information   61

Financial Highlights

(dollars in thousands, except per
share data)                                    2001             2000    % Change
--------------------------------------------------------------------------------
Income Data

Net Income                                 $      14,508    $    12,975    12%
Net Interest Income                               54,350         51,236     6%

Per Share Data

Net Income - Basic                         $        2.48    $      2.14    16%
Net Income - Diluted                                2.36           2.12    11%
Cash Earnings - Diluted                             2.76           2.54     9%
Book Value                                         23.03          20.99    10%
Tangible Book Value                                16.92          14.58    16%
Cash Dividends                                      0.70           0.66     6%

Average Balance Sheet Data

Loans                                      $     948,060    $   910,683     4%
Earning Assets                                 1,324,570      1,295,588     2%
Total Assets                                   1,418,980      1,383,488     3%
Deposits                                       1,211,785      1,128,902     7%
Shareholders' Equity                             133,906        120,686    11%

Key Ratios

Return on Average Assets                            1.02%          0.94%
Return on Average Equity                           10.83%         10.75%
Net Interest Margin (Tax-equivalent                 4.11%          3.95%
Basis)
Net Charge-Offs to Average Loans                    0.44%          0.26%
Tangible Efficiency Ratio                           55.0%          56.7%
(Tax-equivalent Basis)
Average Loans to Average Deposits                   78.2%          80.7%
Nonperforming Assets to Total Assets                0.91%          0.57%
Allowance For Loan Losses to Loans                  1.16%          1.09%
Tier 1 Leverage Ratio                               6.95%          6.67%

Letter to Shareholders

Dear Shareholders:

Just two years ago, IBERIABANK Corporation launched a strategic plan, which included changing the direction of the Company, improving core profitability and delivering results to shareholders. The new direction was defined with specific goals and initiatives to meet those expectations. The year 2000 reflected dramatically improved financial results and I am delighted to report that 2001 was a year of continuous improvement. The fourth quarter 2001 marked the eighth consecutive quarter of record operating results. The results exceeded average analyst expectations in all but one of those eight quarters and reflect the strongest financial condition of the Company in its 115-year history. However, we refuse to rest. We have made considerable strides and are committed to continuous improvement as a corporate way of life.

We made great progress in 2001 on many fronts. On the financial side, we improved nearly all of our key financial ratios, strengthened the balance sheet and met our challenging financial targets. On the client side, we improved our distribution system, invested for the future through some key strategic personnel hires in each of our major markets, attracted new quality clients to our franchise and deepened our relationships with our current clients. On the shareholder side, owners of our stock experienced a significant increase in share price and dividends, producing total returns well in excess of comparable alternatives. In addition, we significantly reduced the risk posture of the Company in many respects. We remain on track with the strategic and financial goals we presented publicly two years ago. Our growth trajectory remains intact.

I am pleased with the momentum IBERIABANK has gained in all of its markets. We demonstrated significant gains in New Iberia, Lafayette, New Orleans and Northeastern Louisiana. Our distribution system in the Acadiana area, which we define as the six-parish region of south-central Louisiana, serves the communities well and provides a stable foundation for future growth. Our relationships and our ability to make decisions close to our clients position us as the bank of choice in our market. We believe that our focus on securing new client relationships has been extremely successful and has led to increased market share.

During 2001, we added a new market headquarters office in the Central Business District of New Orleans. This new office was added to serve the needs of our rapidly growing presence in that market. We added a few new faces to the New Orleans team, which continues to perform exceptionally well. They each come with a wealth of experience and relationships that are beneficial to us. Our 2002 Annual Shareholder Meeting is scheduled for Wednesday, May 1, 2002 at 10 a.m., local time, at the Pan-American Life Media and

Conference Center at 601 Poydras Street in New Orleans. Our shareholders are invited to attend the meeting and visit with the leadership team, Board of Directors and fellow shareholders of IBERIABANK Corporation.

Also during the year, we opened a new Northeast Louisiana market headquarters office on Royal Avenue in Monroe. During 2001, we experienced significant deposit growth in the Ouachita/Lincoln Parish market. Based on June 30, 2001 data, IBERIABANK currently ranks third in deposit market share in that two-parish market. We continue to invest in the Northeast Louisiana community with quality people who bring hands-on banking experience to our franchise and further develop our abilities to serve the area. During 2001, we added resources in each of our major markets and all of these strategic hires are beginning to pay handsome dividends.

In concert with our philosophy regarding local decision-making within our markets, we recently announced the formation of Advisory Boards in Lafayette, New Iberia and New Orleans and anticipate launching an Advisory Board in Northeast Louisiana in the near future. We recognize that we need the advice of community and business leaders in our local markets. A list of our Advisory Board members is provided in the back section of this annual report. We look forward to the insight they can offer from experience in the diverse industries they represent and feedback from the communities they lead. The tremendous leadership and counsel these individuals bring to our organization will be extremely beneficial and helpful in further developing IBERIABANK as the bank of choice in the markets we serve.

The advancements achieved during 2001 were accomplished during a period of incredible strife and uncertainty. The tragic events surrounding September 11th challenged us as individuals and as a nation. We are deeply saddened by the loss of friends of our organization at Keefe, Bruyette & Woods and Sandler O'Neill & Partners, LP. Our prayers go out to the families, friends and associates of those who suffered from this senseless and shameless act. The September 11th disaster further challenged our nation as it accelerated the descent of the deteriorating economic conditions that existed prior to that date. During the year, corporate profits seemed to disappear, employee layoffs mounted, corporate and individual bankruptcies increased and investment savings evaporated. Our outstanding performance during 2001 stands in stark contrast with many other companies, particularly in light of this economic backdrop.

Our accomplishments were the direct result of incredible hard work and sacrifice on the part of all of our associates, members of our leadership team and Board of Directors. We "raised the bar" and we delivered. We have a value proposition that is working well and is recognized as being very valuable by our current and potential clients. By focusing on quality service, making decisions close to our clients and empowering a talented workforce, we have found success begets success. Our focus on continuous improvement will advance the needs of our clients and further enhance shareholder value. Similar to the development of the butterfly, our focus on continuous improvement results in exponential advancements in the grace, strength and trajectory of our company. While we have made great progress, IBERIABANK is just beginning to take flight.

Thank you for your continued support and confidence in the Board of Directors, the leadership team and the associates of IBERIABANK Corporation.

Sincerely,



/s/Daryl G. Byrd
----------------
Daryl G. Byrd
President and Chief Executive Officer

Chairman's Letter to Shareholders

Dear Shareholders:

The year 2001 was a year of extremes. Economically, the year started well after reaching new heights in the latter half of the prior year. The bull market for equities, housing and capital investment seemed endless. Labor markets remained tight and explosive technological spending was finally easing back. However, as the year progressed, the economy was sent into a tailspin, culminating in a recessionary environment in the latter half of 2001. Investment savings plummeted and capital spending dried up. The nation experienced massive job losses and unprecedented fear following the events surrounding September 11th. That fear eventually gave way to patriotic fervor and a sense that, as one nation, we can overcome challenges from any foe. This optimism paused as several activities associated with a few large corporate bankruptcies late in the year and in early 2002 were called into question. As a result of these extremes, people began to lose faith in the financial markets and even in the integrity of the Boards of Directors, leadership teams and financial statements of various companies.

We recognize the importance of earning and keeping the trust of IBERIABANK's shareholders, clients, associates and their families. We also recognize the important fiduciary responsibilities that we, as Directors, have to our shareholders. I commend the new leadership team under Daryl Byrd for the integrity they have demonstrated in improving the profitability and reducing the risk posture of the Company. Shareholders of IBERIABANK Corporation common stock have clearly benefited from the tenacious drive, focus on high quality performance and teamwork that have been demonstrated by our leadership team, associates and my fellow Board members. The process of improvement has been one focused on steady, high quality advancements in core profitability. In extreme and unpredictable times like we experienced during 2001, we all find comfort in this time-tested approach. As stated throughout this report, we will strive to continuously improve the value of our franchise. The continued support of our shareholders is greatly appreciated.

Sincerely,



/s/William H. Fenstermaker
--------------------------
William H. Fenstermaker
Chairman of the Board

                            "To improve is to change;
                                     to be perfect is to change often."
                                                     - Winston Churchill
                                                       Prime Minister
                                                       Great Britain
                                                       1874 - 1965

The Power of Progression

Change is good and IBERIABANK has certainly experienced its share. The Company initiated strategic changes during the past two years to improve the earnings stream, increase share price and deepen our commitment to the communities we serve. We laid out a path for growth that included promises for improved performance. And we have delivered.

This year's focus on continuous improvement is similar to the growth of a butterfly. The development process can be considered an ever-improving cycle leading to extraordinary results. The Company established challenging goals and has continued to focus on meeting and exceeding those goals by delivering results that are beneficial to our customers, our shareholders, our employees and the community.

While we are pleased with the progress we have made to our franchise over the last two years, we do not rest on our laurels. We are strong believers in continuous improvement as a corporate way of life. In mathematical terms, continuous improvement results in compounded, or exponential, results--what we call the power of progression. Albert Einstein once commented that compound interest was mankind's greatest invention.

Over the last two years, our improvements in profitability, enhancements in shareholder returns, development of our employee-base, reduction in the risk posture of the Company and investments in the future stand in stark contrast to the general economy. As a result of the hard work on the part of our associates, management and Board, our progress has translated into more prosperous results for our constituents.

The advances we have made and our focus on continuous improvement is predicated on a value proposition that is client-focused. We believe providing excellent service, understanding client needs, keeping an attention to detail and making decisions close to the client is the value proposition clients are looking for and one that positions us as the bank of choice in all of our markets.

The Path of Progression

The Latin prefix "pro" means "forward." For the past two years, IBERIABANK has been proactive in all areas of the Company and has delivered impressive results. The path of progression begins with promises made and continues to thrive when profitable results are produced. The year 2001 was indicative that our commitment to hard work is just beginning. We are committed to making progress in which all parties involved will continue to prosper as we rise to new heights.

                                              Prosper
                                       Progress
                                 Produce
                          Promise
                                                                          page 5
Promise
-------

We firmly believe that improvements in the core profitability of our Company translate into improved returns to our shareholders. On February 17, 2000, our stock price was $13.63 per share, down from $26.50 two years prior. On that day, we publicly laid out a change of strategic direction that included a few key financial metrics. The challenging financial goals were stated as follows:

 o  Double-digit fully diluted earnings per share (EPS) growth   (flat on a core basis at start)

 o  13% to 15% Return on Average Equity in 3-5 years             (9.00% at the start)

 o  Tangible Efficiency Ratio below 50% by the end
    of the 3-5 year period                                       (64.6% at the start)

 o  Annual balance growth throughout the 3-5 year period of:
       o  Loans 7% to 10%                                        (growing 9.7% at start)
       o  Deposits 2% to 4%                                      (declining 9.9% at start)

Produce
-------

In order to produce the results to fulfill the promises made, our Company needed to focus on improvements on multiple fronts. We laid the groundwork for raising revenues, lowering expenses, improving balance sheet mix, managing the capital position, investing for future growth and lowering the risk posture of the Company. By the fourth quarter of 2001, we made significant strides on all of these fronts and made progress toward attainment of our challenging goals.

EPS Growth - On a core EPS basis, the Company earned on average $0.45 per fully diluted share per quarter throughout 1999. Since that time, we changed the trajectory of the earnings stream significantly. By the 4th quarter of 2001, EPS was $0.63, up 10.2% versus one-year prior and up 40% from the run-rate in the 4th quarter of 1999. For the full year, fully diluted EPS grew from $2.12 in 2000 to $2.36 in 2001, or an increase of 11.3%. For the full year and 4th quarter, total revenues climbed 8.5% and 18.0%, respectively versus the prior year. The revenue improvements were the result of improved balance sheet mix, mortgage-related income and a higher net interest margin. The margin improved from 3.88% in the 4th quarter of 2000 to 4.33% in the 4th quarter of 2001, or an improvement of 45 basis points. Total expenses increased 5.1% for the year and 24.4% in the 4th quarter of 2001 versus the same period in 2000. The significant increase in the 4th quarter is a result of senior management's decision to forgo their bonuses for 2000 that were accrued throughout the year. The reversal of bonuses in the 4th quarter of 2000 resulted in a substantial reduction in compensation expense during that quarter and for the year.

On a core basis, management stated a comfort range of $2.60 to $2.70 per share for 2002 or an increase of 10% to 14% over 2001 actual results. Including the impact of Financial Accounting Standards Statement No. 142, management anticipates EPS to improve 24% to 28% in 2002 compared to 2001.


                   [graphic-graph depicting Fully-Diluted EPS]


Return on Equity - Significant growth in profitability resulted in improved ROE throughout the year 2000. However, the continued improvement in profitability in 2001 translated into higher ROE for the full year 2001, but not on a quarterly basis. Throughout the year 2001, the Company rapidly increased its capital position. The Company's equity-to-assets ratio climbed from 9.10% at December 31, 2000 to 9.42% at December 31, 2001. This capital expansion occurred despite the completion of a $8.4 million share repurchase program totaling 300,000 shares that was completed on December 18, 2001.

                     [graphic-graph depicting Recurring ROE]

Tangible Efficiency Ratio - Throughout the year 2001, the Company expanded revenues and controlled costs. The result of these efforts was a significant improvement in the Tangible Efficiency Ratio, a measure of the degree to which the Company is managed efficiently. (This ratio is simply the total non-interest expense less intangible amortization expense, divided by the sum of taxable equivalent net interest income plus noninterest income.) The Tangible Efficiency Ratio improved from 64.6% in late 1999 to 56.7% during 2000 to 55.0% during 2001. For the 4th quarter of 2001, the ratio dropped to 52.6%.


          [graphic-graph depicting Core Tangible Efficiency Ratio (TE)]

Annual Balance Growth - The Company exhibited strong growth in consumer and commercial loans throughout the year. Excluding mortgage loans, period-end loans climbed 15% during 2001. Mortgage loans declined 29% during the year as a result of three primary factors. First, mortgage loan refinancing reached record levels during the year resulting in reduced balances. Second, the Company retains adjustable rate mortgage loans that are originated. However, in the current rate environment, few clients are selecting adjustable rate loans. Finally, in the current market, clients are favoring fixed rate products and the Company generally sells the vast majority of current fixed rate production into the secondary market. Therefore, mortgage loan volumes declined due to the refinancing wave and mortgage balances were not replaced as the vast majority of new production was sold to investors.

The Company experienced exceptionally strong deposit growth, particularly in transaction type categories. Total deposits climbed $94 million, or 8.2%, during the year. Noninterest bearing deposits increased 19.4% and interest-bearing deposits grew 6.8% since year-end 2000. The deposit growth we experienced during 2001 was the result of many factors, including improved deposit pricing, product enhancements, equity market turmoil and intensified calling efforts of our associates.

Progress
--------

Based on management's comfort ranges for 2002, management anticipates continued progress towards the goals outlined two years ago. Future earnings improvements are anticipated to be derived from many different sources. These sources include additional mix improvements in assets and liabilities, expansion of high quality revenue sources, continued expense management and volume expansion emanating from recent strategic hires. The Company has invested significantly in strategic personnel hires in each of the major markets served. These personnel additions provide the Company new high quality client relationships, that resulted in exceptional commercial balance growth. The combined impact of having the right people and the right value proposition are a powerful combination for future growth.

While we continue to develop our associates, our management team and our earnings stream, there are other improvements that may be less visible. The Company has made significant enhancements in the operating infrastructure of the organization. In addition, the Company began a review process of improving the distribution system. In January 2002, the Company announced the formation of Advisory Boards in Lafayette, New Iberia and New Orleans. A number of large local banks have done away with advisory boards with the mistaken belief that advisory boards serve very limited value. We believe community leaders that are members of advisory boards can provide unique and valuable insights into the communities served, potential client needs and how to "build a better bank". We are delighted to have the tremendous talent, leadership and wise counsel that these Advisory Board members bring to our organization. The commitment from a group of this caliber signifies their confidence in our track record and in our future. A listing of our newly formed Advisory Boards is provided in the back section of this report.

Both improving profitability and reducing the risk posture of the Company can enhance the value of a company. As described earlier, we have made tremendous progress in improving the profitability of the Company. In addition, we have made great progress in reducing the risk posture of the Company. Over the last two years, we have worked diligently to improve our credit risk and interest rate risk profiles.

On the credit risk side, we significantly increased the loan loss reserve, tightened underwriting guidelines and procedures, improved the underwriting risk/return dynamics, adopted more conservative FFIEC guidelines, rewrote the entire loan policy, aggressively and rapidly worked potential problem credits and established an internal loan review function. On the interest rate risk side, we restructured $45 million in low yielding bonds, liquidated approximately $100 million in poorly structured bonds, and reduced the negative sensitivity of interest rate changes on the earnings stream and market value of the Company. These risk posture improvements have been made over a period of time and at minimal cost.

Prosper
-------

We have repeatedly stated our belief that enhancements to core earnings will drive improved returns to our shareholders. Over the last two years we have changed the trajectory of the earnings stream, produced eight consecutive quarters of record operating earnings, exceeded average analyst expectations in seven of the last eight quarters, invested for future growth and reduced the risk posture of the Company. The result of these actions was a 58% improvement in our stock price in 2000 and an additional 27% improvement in 2001. As indicated in the accompanying chart, our price improvements in both 2000 and 2001 exceeded nearly all comparable measures by a wide margin. In addition, the Company increased the dividends paid to shareholders by approximately 6%, further enhancing the total return to shareholders. On a total return basis, defined as the increase in stock price plus reinvested dividends, shareholders holding the shares on January 1, 2000 experienced a 115% total return through December 31, 2001.


                 [graphic-graph depicting Stock Price % Change]



Sectors and Markets We Serve

We are deeply saddened by the tragic events and the loss of some friends of our organization surrounding September 11, 2001. We are amazed at the tremendous compassion, caring and support that the investment community has demonstrated during this period of loss. The impact of these tragic events and the associated general economic slowdown tested the fabric of our nation. However, the spirit and enduring strength of our nation will persevere. We are very fortunate to be in resilient sectors and communities, given the challenging economic circumstances our nation has faced recently. Energy and tourism sectors of the economy suffered in the wake of the September 11th attacks. While Louisiana as a whole has been affected via these two sectors, our organization has not been materially impacted.

Louisiana produces 5.6% of the nation's annual oil production (ranked fourth in the United States) and 26.5% of natural gas production (ranked second in the United States). In addition, the Acadiana market serves as the primary staging ground for supplying and servicing the exploration and drilling activities on the Continental Shelf off the coast of Louisiana and in deep water regions in the Gulf of Mexico. The price of both commodities experienced significant cyclical fluctuations over the last few years. Interestingly, the dramatic increases and subsequent softening in prices of these commodities have not had the degree of negative impact as in past years. Many years ago, price swings resulted in local economic gyrations that resembled "boom-and-bust" cycles. These cyclical swings have given way to consistent, steady improvements in the local economy. Many of the jobs tied to the energy industry have been absorbed by other sound sectors, such as a vibrant health care industry.

Local Acadiana economic statistics relating to retail sales, business commerce and the general housing market have all demonstrated exceptional strength. As an example, recent statistics show Lafayette Parish had the second lowest unemployment rate in the state at 3.9%. IBERIABANK serves the six-parish Acadiana region with 23 offices and has the second largest deposit market share. During 2001, we increased loans by 18.3% and deposits by 7.3% in this market.

The tourism industry in Acadiana is rebounding. A new convention center will open in 2002 in the heart of Lafayette and is expected to have a positive economic impact on the "hub city" as well as the surrounding rural communities. A new interstate system, Interstate 49, is a corridor that currently connects Alexandria in the middle of the state to Lafayette. Funding has been approved and plans drawn for the next leg to run through Lafayette, New Iberia and east to New Orleans. The crossroad of Interstate 10 and I-49 should increase accessibility through the Acadiana region and should continue to make this market attractive to business development.

IBERIABANK's direct exposure to the energy segment is fairly insignificant. Oil and gas related businesses account for only 9% of the total loan portfolio. Likewise, IBERIABANK's exposure to the hospitality segment is very minimal, equating to less than 4.7% of the total loan portfolio. The majority of our hospitality exposure is in the New Orleans market.

The New Orleans market, which has significant ties to the tourism trade, experienced an initial slowdown but has since rebounded to pre-September levels. A significant portion of the tourism trade in New Orleans arrives by car and rail, in addition to air traffic. Of the air traffic, much of this is associated with particular events that remain quite robust (conventions, conferences, Super Bowl, Mardi Gras, Jazz Fest, NCAA Regionals, etc.). New Orleans has probably been less affected than many other tourist destinations as a result of tourist apprehension regarding air travel. Recent employment statistics show Jefferson Parish, where the vast majority of IBERIABANK's New Orleans deposits reside, had the 5th lowest unemployment rate in the state. Since the beginning of 2001, our growth in loans and deposits was 41% and 16.8%, respectively. Our growth in New Orleans was primarily in the commercial and public finance arenas. During 2001, we opened a new office in the Central Business District in New Orleans to better serve our growing client base in that area.

Additional branch expansion is expected in the Greater New Orleans market in 2002. IBERIABANK currently serves the New Orleans market with eight offices.

Northeast Louisiana has no energy and very little tourism exposure. The communities of Monroe, West Monroe and Ruston have very stable and favorable demographic characteristics. Monroe and West Monroe serve as the commerce and trade hub for the northeastern part of the state. The area boasts many service and light manufacturing businesses that continually provide excellent employment opportunities for the region. Recent employment statistics indicate Ouachita Parish had the 7th lowest unemployment rate in the state. Likewise, Lincoln Parish, of which Ruston is the parish seat, had the 8th lowest unemployment rate in the state. Lincoln Parish is the home of two major universities--Louisiana Tech University in Ruston and Grambling State University in nearby Grambling. IBERIABANK has 11 offices serving this two-parish market, with the third largest market share. Since the beginning of 2001, loans decreased by 15.3% and deposits grew 2.9% in Northeast Louisiana.

Community Involvement

IBERIABANK has been and will continue to be committed to investing in the needs of the communities it serves. By supporting education, the arts and efforts that help those in need, we can enrich the communities in which our customers live, work and play. Through sponsorships, donations and volunteerism, IBERIABANK believes in building strong communities for a promising tomorrow.

In all of our markets, we support organizations such as United Way, the American Heart Association, a variety of arts and cultural programs and a number of initiatives that benefit the underprivileged. The Company is actively involved in the chambers of commerce, the boards of realtors and other industry specific organizations. Several significant contributions in 2001 deserve recognition.

The Lafayette market was recognized by United Way with the highest honor available, the Torian Award. The award was given to IBERIABANK for the exceptional participation of employees, the corporate donation and for the creativity used throughout the campaign.

The New Iberia market continues to positively impact the efforts of the Southern Mutual Help Association by volunteering time and resources to assist the challenged, predominately rural communities in the area.

In Monroe, the bank and an associate were named the 2001 Affiliate of the Year by the Northeast Louisiana Board of Realtors. The bank was also nominated for the annual BART Arts Award for its contribution to the arts in the region.

Investing in the community is one aspect of the mission of our company to meet the varying needs of our clients and employees. The Company is focused on providing exceptional service, an enjoyable atmosphere and an environment that nurtures the growth of our people and the Company as a whole.

Our Mission Statement

A Mission Statement is designed to provide guidance to associates, management, Board of Directors, clients, communities served and shareholders regarding the sense of purpose and direction of the Company. We are very client focused, conservative in our business practices, expect high performance from our associates, and believe the communities in which we serve are critical to the well being of our Company.


          MISSION STATEMENT
o   PROVIDE EXCEPTIONAL VALUE-BASED
    CLIENT SERVICE
o   GREAT PLACE TO WORK
o   GROWTH THAT IS CONSISTENT WITH HIGH
    PERFORMANCE
o   SHAREHOLDER FOCUSED
o   STRONG SENSE OF COMMUNITY



This powerful path of progression is the story of IBERIABANK. The year 2001 is a chapter of our life we are proud of and believe it sets the stage for continuous improvement. Management will continue to refine the Company with innovative ideas and a commitment to quality. The combined efforts of the management team, the Board of Directors and experienced associates will continue to develop a dynamic company that is of great value to our customers, employees, shareholders and the community. IBERIABANK is just beginning to spread its wings.

Forward-Looking Information Safe Harbor Statement

Statements contained in this report which are not historical facts and which pertain to future operating results of IBERIABANK Corporation and its subsidiary constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve significant risks and uncertainties. Actual results may differ materially from the results discussed in these forward-looking statements. A discussion of factors affecting IBERIABANK Corporation's business and prospects is contained in the Company's periodic filings with the Securities and Exchange Commission.

List of
   Accomplishments 2001

o By the 4th quarter of 2001, earnings per share was $0.63, up 10.2% versus one-year prior.

o For the full year, fully diluted EPS grew from $2.12 in 2000 to $2.36 in 2001, an increase of 11.3%.

o For the full year and 4th quarter, total revenues climbed 8.5% and 18.0%, respectively, versus the prior year.

o Equity-to-assets ratio climbed from 9.10% at December 31, 2000 to 9.42% at December 31, 2001.

o The Tangible Efficiency Ratio improved from 64.6% in late 1999 to 56.7% during 2000 to 55.0% during 2001. For the 4th quarter of 2001, the ratio dropped to 52.6%.

o Total deposits climbed $94 million, or 8.2%, during the year. Noninterest bearing deposits increased 19.4% and interest-bearing deposits grew 6.8% since year-end 2000.

o    Loans climbed 15% during 2001 (excluding mortgage loans).

o    Dividends paid to shareholders  increased by  approximately  6%. On a total
     return  basis,   shareholders   holding  the  shares  on  January  1,  2000
     experienced a 115% total return through December 31, 2001.

o New market headquarters office opened in the Central Business District of New Orleans.

o A new Northeast Louisiana market headquarters office opened on Royal Avenue in Monroe.

o The formation of Advisory Boards in Lafayette, New Iberia and New Orleans were announced.

o    The number of analysts following the Company grew from four to eight.

o Several markets were recognized for significant contributions to the communities they serve.

o Mortgage production was at an all time high of $176 million, 83% higher than last year.

o "Community Celebrations" were continued with one held in the New Iberia market to thank existing customers and to continue to build relationships with potential clients, the media and community leaders.

o In July 2001, the Company was included for the first time in the Russell 2000 Index. The Index is a basket of market weighted stocks.

o An $8.4 million share repurchase program was completed on December 18, 2001 totaling 300,000 shares.

o Two new board members from the New Orleans area were added to the Board of Directors.

                        Financial
                                Information






















[grahic-logo for IBERIABANK Corporation(TM)

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
(dollars in thousands, except
per share data)

                                                     December 31,
---------------------------------------------------------------------------------------
                                2001         2000       1999        1998         1997
---------------------------------------------------------------------------------------
Balance Sheet Data
Total assets                 $1,426,825   $1,396,162 $1,363,578  $1,401,630    $947,282
Cash and cash equivalents        51,681       34,541     47,713     145,871      44,307
Loans receivable                956,015      940,525    842,878     768,235     660,063
Investment securities           321,907      344,545    384,881     377,556     192,442
Goodwill and acquisition
   intangibles                   35,644       38,796     42,063      45,352      16,358
Deposit accounts              1,237,394    1,143,187  1,100,014   1,220,594     786,864
Borrowings                       43,776      114,843    135,053      45,639      46,728
Shareholders' equity            134,417      127,042    117,189     123,967     115,564

Book value per share         $    23.03   $    20.99 $    18.62  $    18.91    $  17.75
Tangible book value
   per share                      16.92        14.58      11.94       11.99       15.24
=======================================================================================



                                                 Year Ended December 31,
---------------------------------------------------------------------------------------
                                2001         2000       1999        1998         1997
---------------------------------------------------------------------------------------
Income Statement Data
Interest income              $  100,368   $  103,966  $  95,029  $   79,224    $ 69,607
Interest expense                 46,018       52,730     45,380      38,458      36,050
---------------------------------------------------------------------------------------
Net interest income              54,350       51,236     49,649      40,766      33,557
Provision for loan losses         5,046        3,861      2,836         903       1,097
---------------------------------------------------------------------------------------
Net interest income after
provision for loan losses        49,304       47,375     46,813      39,863      32,460
Noninterest income               15,144       12,818     13,735      10,214       5,664
Noninterest expense              41,711       39,704     44,881      33,758      29,001
---------------------------------------------------------------------------------------
Income before income taxes       22,737       20,489     15,667      16,319       9,123
Income taxes                      8,229        7,514      6,138       6,182       3,780
---------------------------------------------------------------------------------------
Net income                   $   14,508    $  12,975  $   9,529  $   10,137    $  5,343
=======================================================================================
Earnings per share - basic   $     2.48    $    2.14  $    1.55  $     1.61    $   0.86
Earnings per share - diluted       2.36         2.12       1.53        1.56        0.83
Cash earnings per share -
  diluted                          2.76         2.54       1.95        1.84        1.07
Cash dividends per share           0.70         0.66       0.63        0.57        0.45
=======================================================================================



                                                         At or For the Year Ended  December 31,
-----------------------------------------------------------------------------------------------------
                                                 2001        2000        1999         1998     1997
-----------------------------------------------------------------------------------------------------
Key Ratios (1)
     Return on average assets                    1.02%       0.94%       0.70%       0.93%       0.57%
     Return on average equity                   10.83       10.75        7.84        8.47        4.66
     Equity to assets at the
       end of period                             9.42        9.10        8.59        8.84       12.20
     Earning assets to interest-
       bearing liabilities                     116.99      114.66      112.83      114.55      113.91
     Interest rate spread (2)                    3.52        3.36        3.50        3.48        3.09
     Net interest margin (TE)(2)(3)              4.11        3.95        3.96        4.03        3.63
     Noninterest expense to
       average assets                            2.94        2.87        3.31        3.11        3.07
     Efficiency ratio (4)                       60.02       61.99       70.81       66.22       73.94
     Tangible efficiency ratio (TE) (3)         55.03       56.72       65.29       62.12       69.93
     Dividend payout ratio                      28.71       31.42       41.88       36.56       54.41

Asset Quality Data
     Nonperforming assets to
       total assets at end
       of period (5)                             0.91%       0.57%       0.24%       0.44%       0.28%
     Allowance for loan losses
       to nonperforming loans
       at end of period (5)                    159.86      135.78      279.25      124.37      244.56
     Allowance for loan losses
       to total loans at end
       of period                                 1.16        1.09        1.04        0.93        0.80

Consolidated Capital Ratios
     Tier 1 leverage capital ratio               6.95%       6.67%       6.26%       5.81%      10.54%
     Tier 1 risk-based capital ratio             9.96       10.05        9.42        9.89       18.52
     Total risk-based capital ratio             11.09       11.19       10.43       10.80       19.50
=====================================================================================================

(1) With the exception of end-of-period ratios, all ratios are based on average daily balances during the respective periods and are annualized where appropriate.
(2) Interest rate spread represents the difference between the weighted average yield on earning assets and the weighted average cost of interest-bearing liabilities. Net interest margin represents net interest income as a percentage of average earning assets.
(3)  Fully taxable equivalent (TE) calculations use a marginal tax rate of 35%.
(4) The efficiency ratio represents noninterest expense, as a percentage of the sum of net interest income and noninterest income.
(5) Nonperforming loans consist of nonaccruing loans and loans 90 days or more past due. Nonperforming assets consist of nonperforming loans and reposessed assets.

MANAGEMENT'S  DISCUSSION  AND  ANALYSIS OF  FINANCIAL  CONDITION
AND RESULTS OF OPERATIONS

The following discussion and analysis is intended to assist readers in understanding the financial condition and results of operations of IBERIABANK Corporation (the "Company") and its subsidiary for the years ended December 31, 1999 through 2001. This review should be read in conjunction with the audited consolidated financial statements, accompanying footnotes and supplemental financial data included herein.

OVERVIEW

During 2001, the Company earned $14.5 million, or $2.36 per share on a diluted basis. This is an 11% increase over the $2.12 per share, or $13.0 million earned for 2000. Earnings performance for 2001 was influenced by many factors, the key components of which are summarized below.

         o Net interest income increased by $3.1 million, or 6%. The corresponding net interest margin on a tax-equivalent basis improved to 4.11% from 3.95%. This was largely attributable to the management of interest rates in the declining rate environment coupled with an improved mix of earning assets and interest-bearing liabilities.
         o Improvement in noninterest income of $2.3 million was reflected in 2001 as compared to the prior year. Of this amount, $1.8 million was the effect of increased gains on the sale of mortgage loans.
         o Noninterest expense increased by $2.0 million from 2000 to 2001. Compensation expense was $2.7 million higher from year to year. This was due in part to management's commitment to make strategic hires across the Company as opportunities are presented and also the result of the increasing cost of benefit expenses. Additionally, 2001 included a full bonus payout as compared to the prior year in which senior management chose not to receive bonuses. This was partially offset by the favorable impact of ongoing expense control efforts throughout the Company.
         o The 2001 provision for loan losses increased by $1.2 million as compared to 2000 due to a changing mix within the loan portfolio and reserves attached to specific credits.

FINANCIAL CONDITION

Earning Assets
--------------

Earning assets are composed of any interest or dividend-bearing asset, including loans, securities, short-term investments and loans held for sale. Interest income associated with earning assets is the Company's primary source of income. Total average earning assets increased $29 million in 2001 as compared to 2000. Although this increase was a modest 2%, overall mix improvement allowed the Company to realize a 7.58% return in 2001 as compared to 8.01% in the prior year, even in light of a substantially lower rate environment.

           [graphic-pie chart depicting 2001 Year-End Earning Assets]

Loans and Allowance for Possible Loan Losses - Lending activities resulted in growth of $15.5 million, or 1.6%, to $956.0 million in the loan portfolio at December 31, 2001 as compared to $940.5 million at December 31, 2000. The increase during 2001 was primarily due to growth in commercial loans of $70.4 million, or 25.5%, and growth in consumer loans of $27.5 million, or 7.3%, which was offset by a reduction in mortgage loans of $82.4 million, or 28.7%. The mix change in the loan portfolio reflects management's continued emphasis on commercial and consumer lending. As a result of the declining mortgage loan portfolio, which is composed primarily of adjustable rate mortgages, the percentage of fixed rate loans within the total loan portfolio has increased slightly from 70% in 2000 to 72% in 2001. The following table sets forth the composition of the Company's loan portfolio as of December 31 for the years indicated.

Table 1- Loan Portfolio Composition

                                                                             December 31,
------------------------------------------------------------------------------------------------------------------------------------
(dollars in thousands)              2001                   2000                  1999                  1998              1997
------------------------------------------------------------------------------------------------------------------------------------
Commercial loans:
  Real estate               $228,284       24%     $196,479      21%     $157,248      19%     $117,768      15%    $ 50,462      8%
  Other                      117,530       12        78,986       8        82,485      10        83,237      11       57,620      9
------------------------------------------------------------------------------------------------------------------------------------
   Total commercial loans    345,814       36       275,465      29       239,733      29       201,005      26      108,082     17
------------------------------------------------------------------------------------------------------------------------------------

Mortgage loans:
  Residential 1-4 family     198,403       21       279,193      30       266,161      31       299,987      39      370,055     56
  Construction                 5,915        1         7,482       1         6,381       1         7,402       1        7,890      1
------------------------------------------------------------------------------------------------------------------------------------
   Total mortgage loans      204,318       22       286,675      31       272,542      32       307,389      40      377,945     57
------------------------------------------------------------------------------------------------------------------------------------

Loans to individuals:
  Indirect automobile        220,698       23       205,143      22       179,350      21       118,529      15       94,282     14
  Home equity                114,056       12       108,070      11        91,531      11        73,185      10       34,192      5
  Other                       71,129        7        65,172       7        59,722       7        68,127       9       45,562      7
------------------------------------------------------------------------------------------------------------------------------------
   Total consumer loans      405,883       42       378,385      40       330,603      39       259,841      34      174,036     26
------------------------------------------------------------------------------------------------------------------------------------
Total loans receivable      $956,015      100%     $940,525     100%     $842,878     100%     $768,235     100%    $660,063    100%
====================================================================================================================================

The New Orleans and South Central Louisiana markets continue to generate the majority of the commercial loan growth. This was the result of the addition of several customers, with no one customer representing a disproportionate percentage of the increase. Consumer loan increases were due largely to indirect automobile loan growth of $15.6 million, with a continued focus on prime paper. Additional increases in other consumer loans came from across the state. Mortgage loan decreases were mainly the result of the sale of fixed rate loan originations and normal mortgage paydowns. During 2001, there was a greater demand by customers for fixed rates on both new and refinanced mortgage loans in the lower rate environment. Additionally, as a result of pricing opportunities available in the secondary market and the high likelihood of refinancing in the fixed rate portfolio, a select group of mortgage loans totaling $15.4 million, which were originated as construction loans and previously held in the portfolio, were sold during 2001.

The Company has  transitioned  its loan portfolio to be more  representative  to
that  of  a  commercial  bank,  which  typically  have  higher   charge-off  and
nonperforming levels, but produce higher returns for investors. Critical to the Company's success in this transition is managing the changing risk profile of the loan portfolio by revising credit policies and procedures to bring them in-line with those of a commercial institution. Over the past two years, many changes have been made and more are planned for the future. The Company has already significantly increased the allowance for loan losses, tightened underwriting guidelines and procedures, improved the underwriting risk/return dynamics, adopted more conservative consumer loan charge-off and nonaccrual guidelines, rewritten the entire loan policy and established an internal loan review function. In implementing these changes, management identified some loans that were experiencing difficulties. These loans, which are reflected in the nonperforming asset loan classification, were disclosed quickly and accounted for conservatively. As it relates to the Company's philosophy on nonperforming assets, management has a commitment to shareholders that it will quickly recognize problem loans, disclose them to investors and address them. Historically, management feels that this commitment has been satisfied and plans to continue to satisfy this commitment in the future as efforts are made to improve the risk adjusted level of return within the loan portfolio. For additional information on loans, see Note 4 to the Consolidated Financial Statements.

Nonperforming loans, defined for these purposes as nonaccrual loans plus accruing loans past due 90 days or more, totaled $7.0 million and $7.5 million at December 31, 2001 and 2000, respectively. The Company's foreclosed property amounted to $6.0 million and $421,000 at December 31, 2001 and 2000, respectively. The increase in foreclosed property was primarily attributable to two large commercial real estate properties totaling $4.9 million, which the Company took possession of during the fourth quarter of the year. As a percentage of total assets, the Company's total nonperforming assets, which consist of nonperforming loans plus foreclosed property, amounted to $13.0 million, or 0.9% at December 31, 2001 compared to $8.0 million, or 0.6%, at December 31, 2000. The following table sets forth the composition of the Company's nonperforming assets, including accruing loans past due 90 or more days, as of the dates indicated.

Table 2- Nonperforming Assets and Troubled Debt Restructurings

                                                                    December 31,
---------------------------------------------------------------------------------------------------------
(dollars in thousands)                          2001         2000         1999         1998        1997
---------------------------------------------------------------------------------------------------------
Nonaccrual loans:
   Commercial, financial and agricultural     $ 4,088      $ 5,169      $ 1,293      $   259      $    30
   Mortgage                                       122          137          208          481        1,698
   Loans to individuals                         1,053          161          429          439          419
---------------------------------------------------------------------------------------------------------
     Total nonaccrual loans                     5,263        5,467        1,930        1,179        2,147
Accruing loans 90 days or more past due         1,691        2,074        1,203        4,558            3
---------------------------------------------------------------------------------------------------------
     Total nonperforming loans(1)               6,954        7,541        3,133        5,737        2,150
Foreclosed property                             6,009          421          185          384          473
---------------------------------------------------------------------------------------------------------
     Total nonperforming assets(1)             12,963        7,962        3,318        6,121        2,623
Performing troubled debt restructurings            --           --           --           --           --
---------------------------------------------------------------------------------------------------------
     Total nonperforming assets and
       troubled debt restructurings(1)        $12,963      $ 7,962      $ 3,318      $ 6,121      $ 2,623
=========================================================================================================
Nonperforming loans to total loans(1)            0.73%        0.80%        0.37%        0.75%        0.33%
Nonperforming assets to total assets(1)          0.91%        0.57%        0.24%        0.44%        0.28%
Nonperforming assets and troubled
  debt restructurings to total assets(1)         0.91%        0.57%        0.24%        0.44%        0.28%
=========================================================================================================

(1)  Nonperforming loans and assets include accruing loans 90 days or more past due

The allowance for loan losses amounted to $11.1 million, or 1.2% and 159.9% of total loans and total nonperforming loans, respectively, at December 31, 2001 compared to 1.1% and 135.8%, respectively, at December 31, 2000. The allowance for loan losses increased $878,000, or 8.6%, from $10.2 million at December 31, 2000. The increase included a $5.0 million provision for loan losses. The increase in the allowance for loan losses as a percentage of nonperforming loans was attributable to the decrease in nonperforming loans and a higher level of reserves in the allowance for loan losses.

The level of charge-offs for 2001 increased as a result of several factors. One of the contributing causes was related to a large commercial credit for which reserves were provided at the end of the year 2000. Due to foreclosure proceedings on this property during 2001, the loan was charged down during the year to the appraised value less the cost to sell. The year 2001 also brought a higher level of consumer bankruptcies consistent with a similar increase around the state and the country due to the weakening of the national economy and also in anticipation of changes in the bankruptcy law. As mentioned previously, in compliance with Federal Financial Institutions Council ("FFIEC") guidelines, the Company implemented tighter consumer policies that resulted in an initial acceleration of charge-offs into 2001. Despite the increase in the charge-off ratio as compared to previous periods, the Company believes it is comparable to peer institutions with assets in the $1 to $10 billion range based on data published by the FFIEC. The following table sets forth the activity in the Company's allowance for loan losses for the periods indicated.

Table 3- Summary of Activity in the Allowance for Loan Losses

                                                 Year Ended December 31,
----------------------------------------------------------------------------------------
(dollars in thousands)                         2001       2000    1999    1998    1997
----------------------------------------------------------------------------------------
Allowance at beginning of period            $10,239    $ 8,749  $7,135 $ 5,258  $ 4,615
Allowance from acquisition                        -          -       -   1,392        -
Provisions                                    5,046      3,861   2,836     903    1,097
Charge-offs:
   Commercial, financial and agricultural     1,861      1,174     140      43      191
   Mortgage                                      15         37      71       2       50
   Loans to individuals                       2,797      1,654   1,460     818      562
---------------------------------------------------------------------------------------
     Total charge-offs                        4,673      2,865   1,671     863      803
---------------------------------------------------------------------------------------
Recoveries:
   Commercial, financial and agricultural       110         52      86     175       55
   Mortgage                                      17         22      37      36       79
   Loans to individuals                         378        420     326     234      215
---------------------------------------------------------------------------------------
     Total recoveries                           505        494     449     445      349
---------------------------------------------------------------------------------------
       Net charge-offs                       (4,168)    (2,371) (1,222)   (418)    (454)
---------------------------------------------------------------------------------------
Allowance at end of period                  $11,117    $10,239  $8,749 $ 7,135  $ 5,258
=======================================================================================
Allowance for loan losses to total
   loans at end of period                      1.16%      1.09%   1.04%   0.93%   0.80%
Net charge-offs to average loans               0.44%      0.26%   0.15%   0.06%   0.07%
=======================================================================================


The allowance for loan losses is maintained at an appropriate level based on management's analysis of the potential risk in the loan portfolio. This is the result of various factors, including historical experience, the volume and type of lending conducted by the Company, the amount of the Company's classified assets, seasoning of the loan portfolio, the status of past due principal and interest payments, general economic conditions, particularly as they relate to the Company's market area and other elements related to the collectibility of the Company's loan portfolio. Although management of the Company believes that the Company's allowance for loan losses was adequate at December 31, 2001 based on facts and circumstances available, there can be no assurances that additions to such allowance will not be necessary in future periods, which would adversely affect the Company's results of operations. The following table presents the allocation of the allowance for loan losses in each category listed as of the dates indicated.

Table 4- Allocation of the Allowance for Loan Losses

                                                                    December 31,
------------------------------------------------------------------------------------------------------------------
(dollars in thousands)               2001             2000              1999             1998            1997
------------------------------------------------------------------------------------------------------------------
Commercial, financial
    and agricultural          $ 5,066     46%   $ 4,152     41%    $3,484    40%    $2,714    38%    $1,921    36%
Real estate - mortgage            555      5        763      7        773     9      1,303    18      1,589    30
Real estate - construction         17      0         21      0         18     0         32     1         38     1
Loans to individuals            5,000     45      4,616     45      3,828    44      2,412    34      1,710    33
Unallocated                       479      4        687      7        646     7        674     9          -     0
------------------------------------------------------------------------------------------------------------------
   Total allowance for
      loan losses             $11,117    100%   $10,239    100%    $8,749   100%    $7,135   100%    $5,258   100%
==================================================================================================================

Investment Securities - At December 31, 2001, investment securities of the Company that were classified as available for sale amounted to $219.8 million, which includes a pre-tax net unrealized gain of $1.1 million. At such date, $126.6 million of this investment portfolio consisted of mortgage-backed securities, $34.8 million consisted of U.S. Government and Federal agency obligations, and $38.5 million consisted of other debt securities. The remaining balance of $19.9 million was composed of U.S. treasury securities, obligations of state and political subdivisions, and other marketable equity securities. At December 31, 2001, $102.1 million of the Company's investment securities were classified as held to maturity with a pre-tax net unrealized gain of $34,000. At such date, $54.6 million of this investment portfolio consisted of mortgage-backed securities and $34.2 million consisted of U.S. Government and Federal agency obligations. The remaining balance of $13.3 million was primarily composed of obligations of state and political subdivisions.

Investment securities decreased by an aggregate of $22.6 million, or 6.6%, to $321.9 million at December 31, 2001 compared to $344.5 million at December 31, 2000. This decrease was the result of $76.8 million from scheduled principal payments and maturities, $118.9 million in sales of investment securities and $722,000 from the amortization of premiums and accretion of discounts, all of which were offset by the purchase of investment securities amounting to $168.6 million and a $4.7 million improvement in the market value of investment securities available for sale. A favorable rate environment provided the opportunity to reduce market risk by selling securities from the Company's portfolio during the year, while recognizing a nominal gain of $119,000. Funds generated as a result of sales and prepayments were used to reduce borrowings and purchase other securities. Excess funds are invested overnight and will be used to fund future loan growth and additional purchases of securities. The Company continues to monitor market conditions and take advantage of market opportunities with appropriate rate and risk return elements. Note 3 to the Consolidated Financial Statements provides further information on the Company's investment securities.

Short-term Investments - Excess overnight funds are currently invested in an interest-bearing deposit account at the Federal Home Loan Bank ("FHLB") of Dallas, the total balance of which earns interest at the ending FHLB discount rate. As a result of increased liquidity, the balance in this account increased by $13.2 million, from $2.5 million at December 31, 2000 to $15.7 million at December 31, 2001. The rate in effect at December 31, 2001 was 1.47%.

Loans Held for Sale - Loans held for sale increased $12.5 million, or 374.1%, to $15.9 million at December 31, 2001 compared to $3.3 million at December 31, 2000. Loans held for sale have primarily been fixed rate single-family residential mortgage loans under contract to be sold in the secondary market. The increase was largely attributable to increased demand by consumers for fixed rate loans in the current low rate environment. In most cases, loans in this category are sold within thirty days. It is currently the Company's posture that it is preferable to sell these loans and recognize the attendant up front income rather than assume the rate risk associated with a longer term asset at the current rates.

Of the total single-family mortgage originations during 2001, 80.1% were sold in the secondary market compared to 40.4% in 2000. The increase in the percentage of originations sold was attributable to an increase in fixed rate loans originated in 2001, which are generally not held in the portfolio.

Funding Sources
---------------

Deposits, offered to our customers through a wide array of products, are the primary source of funding for the Company. Our focus continues to be increasing core deposits through the development of long-term relationships. Other funding sources include short-term and long-term borrowings and shareholders' equity. The following discussion highlights the major changes in the mix during 2001.


              [graphic-pie chart depicting 2001 Year-End Deposits]


Deposits - Deposits increased by $94.2 million, or 8.2%, to $1.2 billion at December 31, 2001 compared to $1.1 billion at December 31, 2000. The increase in deposits continues to reflect relatively balanced growth across all markets and deposit categories. The Company believes it to be the result of several factors including the development of customer relationships, opportunities in the public funds arena and clients shifting out of equity markets. Certificates of deposit $100,000 and over increased $12.9 million, or 9.1%, from $141.1 million at December 31, 2000 to $153.9 million at December 31, 2001. At December 31, 2001, $154.6 million, or 12.5%, of the Company's total deposits were noninterest bearing, compared to $129.5 million, or 11.3%, at December 31, 2000. Additional information regarding deposits is provided in Note 7 to the Consolidated Financial Statements and in Table 5 of this section.

Short-term Borrowings - The Company's short-term borrowings at December 31, 2001 were comprised of $8.1 million of securities sold under agreements to repurchase and $4.2 million outstanding on a $15.0 million line of credit with a correspondent bank. The Company's short-term borrowings of $54.0 million at December 31, 2000 consisted of advances from the FHLB of Dallas. Total short-term borrowings decreased $41.7 million, or 77.1%, to $12.3 million at December 31, 2001 compared to $54.0 million at December 31, 2000. The weighted average rate on short-term borrowings was 2.57% at December 31, 2001, compared to 6.40% at December 31, 2000. For additional information regarding short-term borrowings, see Note 8 to the Consolidated Financial Statements.

Long-term Borrowings - At December 31, 2001, the Company's long-term borrowings were comprised of fixed rate advances from FHLB of Dallas. Long-term borrowings decreased $29.4 million, or 48.3%, to $31.4 million at December 31, 2001 compared to $60.8 million at December 31, 2000. The Union Planters Bank line of credit debt, which amounted to $9.2 million at the end of the year 2000, was paid off during 2001. The remaining debt, which is composed of FHLB long-term advances, cannot be paid off without incurring substantial prepayment penalties. Normal amortization payments on this debt accounted for the remaining decrease. For additional information, including maturities of long-term borrowings, see
Note 9 to the Consolidated Financial Statements.

Shareholders' Equity - Shareholders' equity provides a source of permanent funding, allows for future growth and provides the Company with a cushion to withstand unforeseen adverse developments. At December 31, 2001, shareholders' equity totaled $134.4 million, an increase of $7.4 million from the previous year-end level. The increase in shareholders' equity in 2001 was the result of net income of $14.5 million, $1.4 million of common stock released by the Company's Employee Stock Ownership Plan ("ESOP") trust, $610,000 of common stock earned by participants of the Company's Recognition and Retention Plan ("RRP") trust, $352,000 for the reissuance of treasury stock for stock options exercised, and a $3.0 million improvement in the unrealized market value adjustment on securities available for sale, all of which were partially offset by cash dividends declared on the Company's common stock of $4.2 million, and repurchases of $8.4 million of the Company's common stock which were placed into treasury.


                  [graphic-chart depicting Regulatory Capital]


Federal regulations impose minimum regulatory capital requirements on all institutions with deposits insured by the Federal Deposit Insurance Corporation ("FDIC"). The Board of Governors of the Federal Reserve System imposes similar capital regulations on bank holding companies. At December 31, 2001, the Company exceeded all regulatory capital ratio requirements with a Tier 1 leverage capital ratio of 6.95%, a Tier 1 risk-based capital ratio of 9.96% and a total risk-based capital ratio of 11.09%. At December 31, 2001, IBERIABANK exceeded all regulatory capital ratio requirements with a Tier 1 leverage capital ratio of 7.23%, a Tier 1 risk-based capital ratio of 10.35% and a total risk-based capital ratio of 11.48%.

RESULTS OF OPERATIONS

The Company reported net income of $14.5 million, $13.0 million and $9.5 million for the years ended December 31, 2001, 2000 and 1999, respectively. Earnings in 1999 included a $454,000 after tax gain on the sale of property and a $766,000 after tax expense in restructuring charges. Without these and other one-time or non-operating items, the Company would have reported net income of $11.2 million for 1999. Earnings per share on a diluted basis, including any one-time items, was $2.36 for 2001, $2.12 for 2000 and $1.53 for 1999. During 2001, interest income decreased $3.6 million, interest expense decreased $6.7 million, the provision for loan losses increased $1.2 million, noninterest income increased $2.3 million, noninterest expense increased $2.0 million and income tax expense increased $715,000. Cash earnings, defined as net income before the amortization of acquisition intangibles, amounted to $16.9 million, $15.5 million and $12.2 million for the years ended December 31, 2001, 2000 and 1999, respectively.

Management is committed to continually improve the earnings stream. Considerable attention to the ongoing use of funds is required to achieve this objective. Interest income, which is the primary component of earnings, is principally derived from investing available cash from funding sources into loans and investment securities. In order to achieve best use of funds, the rate/risk returns associated with these instruments are subject to constant evaluation. Expense management is another tool utilized toward this objective. As part of the corporate culture, every dollar spent is closely watched. The need to improve profits of the Company requires an ongoing focus on expense control. In addition to monitoring discretionary expense, suitable staffing levels are regularly reviewed. Lower levels in headcount as compared to prior years have resulted in a flattened organizational structure that has several benefits. Many of the members of the senior management team have multiple functional responsibilities. This approach to human resource management provides maximum efficiency of talent, an understanding of client needs across disciplines, deeper knowledge of all facets of the Company and creative problem solving. Our focus on appropriate use of funds is intended to benefit not only the Company, but our clients and shareholders as well.


               [graphic-graph depicting Net Interest Margin (TE)]


Net Interest Income - Net interest income is the difference between interest realized on earning assets net of interest paid on interest-bearing liabilities. The Company's average interest rate spread, which is the difference between the yields earned on earning assets and the rates paid on interest-bearing liabilities, was 3.52%, 3.36%, and 3.50% during the years ended December 31, 2001, 2000, and 1999, respectively. The Company's net interest margin on a taxable equivalent basis, which is net interest income as a percentage of average earning assets, was 4.11%, 3.95% and 3.96% during the years ended December 31, 2001, 2000 and 1999, respectively.

Table 5 - Average Balances, Net Interest Income and Interest Yields / Rates

The following table sets forth, for the periods indicated, information regarding
(i) the total dollar amount of interest income of the Company from earning assets and the resultant average yields; (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average rate;
(iii) net interest income; (iv) net interest spread; and (v) net interest margin. Information is based on average daily balances during the indicated periods. Tax equivalent (TE) yields are calculated using a marginal tax rate of 35%.

                                                                          Years Ended December 31,
------------------------------------------------------------------------------------------------------------------------------------
(dollars in thousands)                               2001                             2000                           1999
------------------------------------------------------------------------------------------------------------------------------------
                                                            Average                          Average                        Average
                                      Average                Yield/     Average               Yield/     Average             Yield/
                                      Balance     Interest    Rate      Balance     Interest   Rate      Balance    Interest  Rate

------------------------------------------------------------------------------------------------------------------------------------
Earning assets:
  Loans receivable:
    Mortgage loans                $   252,696   $    19,859   7.86%  $   288,198   $ 22,654     7.86%  $   278,905  $ 22,399  8.03%
    Commercial loans (TE)             298,586        23,945   7.98       261,463     24,763     9.37       217,774    19,585  8.88
    Consumer and other loans          396,778        35,461   8.94       361,022     31,963     8.85       296,069    25,629  8.66
------------------------------------------------------------------------------------------------------------------------------------
       Total loans                    948,060        79,265   8.35       910,683     79,380     8.69       792,748    67,613  8.50
------------------------------------------------------------------------------------------------------------------------------------
  Loans held for sale                   9,184           682   7.43         1,785        167     9.36        13,890       764  5.50
  Investment securities (TE)          298,601        17,833   6.04       370,836     23,545     6.36       412,888    25,160  6.11
  Federal Home Loan Bank stock          6,440           277   4.30         7,352        583     7.93         8,175       448  5.48
  Other earning assets                 62,285         2,311   3.71         4,932        291     5.90        24,128     1,044  4.33
------------------------------------------------------------------------------------------------------------------------------------
       Total earning assets         1,324,570       100,368   7.58     1,295,588    103,966     8.01     1,251,829    95,029  7.58
------------------------------------------------------------------------------------------------------------------------------------
  Allowance for loan losses           (10,061)                            (9,096)                           (7,792)
Nonearning assets                     104,471                             96,996                           112,814
------------------------------------------------------------------------------------------------------------------------------------
       Total assets               $ 1,418,980                        $ 1,383,488                       $ 1,356,851
====================================================================================================================================
Interest-bearing liabilities:
  Deposits:
  NOW accounts                    $   207,851         3,473   1.67   $   179,746      3,554     1.98   $   192,528     3,734  1.94
  Savings and money
    market accounts                   291,009         7,794   2.68       251,834      8,879     3.53       218,624     5,248  2.40
  Certificates of deposit             572,532        30,860   5.39       575,828     32,133     5.58       618,582    31,518  5.10
------------------------------------------------------------------------------------------------------------------------------------
       Total deposits               1,071,392        42,127   3.93     1,007,408     44,566     4.42     1,029,734    40,500  3.93
  Borrowings                           53,354         3,634   6.72       122,522      8,164     6.55        79,741     4,880  6.02
  Securities sold under
     agreements to repurchase           7,462           257   3.40            --         --      --             --        --    --
------------------------------------------------------------------------------------------------------------------------------------
       Total interest-bearing
         liabilities                1,132,208        46,018   4.06     1,129,930     52,730     4.65     1,109,475    45,380  4.08
------------------------------------------------------------------------------------------------------------------------------------
  Noninterest-bearing
     demand deposits                  140,393                            121,494                           116,097
  Noninterest-bearing liabilities      12,473                             11,378                             9,789
------------------------------------------------------------------------------------------------------------------------------------
       Total liabilities            1,285,074                          1,262,802                         1,235,361
  Shareholders' equity                133,906                            120,686                           121,490
------------------------------------------------------------------------------------------------------------------------------------
       Total liabilities and
         shareholders' equity     $ 1,418,980                        $ 1,383,488                       $ 1,356,851
====================================================================================================================================
Net earning assets                $   192,362                        $   165,658                       $   142,354
Net interest spread                             $    54,350  3.52%                 $ 51,236    3.36%                $ 49,649  3.50%
Net interest margin(TE)                                      4.11%                             3.95%                          3.96%
====================================================================================================================================
Ratio of earning assets to
   interest-bearing liabilities       116.99%                             114.66%                           112.83%
====================================================================================================================================

Table 6 - Summary of Changes in Net Interest Income

The following table analyzes the dollar amount of changes in interest income and interest expense for major components of earning assets and interest-bearing liabilities. The table distinguishes between (i) changes attributable to rate (changes in rate multiplied by the prior period's volume), (ii) changes attributable to volume (changes in volume multiplied by the prior period's rate), (iii) mixed change (changes in rate multiplied by changes in volume) and
(iv) total increase (decrease).

                                                                   Years Ended December 31,
----------------------------------------------------------------------------------------------------------------------
                                                      2001/2000                                2000/1999
                                              Change Attributable To                   Change Attributable To
-----------------------------------------------------------------------------------------------------------------------
                                                                     Total                                       Total
                                                           Rate/    Increase                          Rate/     Increase
(dollars in thousands)             Volume        Rate     Volume   (Decrease)   Volume     Rate      Volume    (Decrease)
------------------------------------------------------------------------------------------------------------------------
Earning assets:
  Loans:
    Mortgage loans                 $(2,791)   $    (5)   $     1    $(2,795)   $   746    $  (475)     $ (16)   $   255
    Commercial loans                 3,516     (3,795)      (539)      (818)     3,929      1,040        209      5,178
    Consumer and other loans         3,166        302         30      3,498      5,623        583        128      6,334
Loans held for sale                    692        (34)      (143)       515       (666)       536       (467)      (597)
Investment securities               (4,586)    (1,398)       272     (5,712)    (2,563)     1,055       (107)    (1,615)
Federal Home Loan Bank stock           (72)      (267)        33       (306)       (45)       200        (20)       135
Other earning assets                 3,384       (108)    (1,256)     2,020       (831)       380       (302)      (753)
------------------------------------------------------------------------------------------------------------------------
     Total net change in income
        on earning assets            3,309     (5,305)    (1,602)    (3,598)     6,193      3,319       (575)     8,937
------------------------------------------------------------------------------------------------------------------------
Interest-bearing liabilities:
  Deposits:
    NOW accounts                       556       (551)       (86)       (81)      (248)        73         (5)      (180)
    Savings and money market
       accounts                      1,381     (2,134)      (332)    (1,085)       797      2,460        374      3,631
  Certificates of deposit             (184)    (1,095)         6     (1,273)    (2,178)     3,001       (208)       615
  Borrowings                        (4,112)      (325)       164     (4,273)     2,618        433        233      3,284
------------------------------------------------------------------------------------------------------------------------
     Total net change in expense
       on interest-bearing
       liabilities                  (2,359)    (4,105)      (248)    (6,712)       989      5,967        394      7,350
------------------------------------------------------------------------------------------------------------------------
Change in net interest income      $ 5,668    $(1,200)   $(1,354)   $ 3,114    $ 5,204    $(2,648)     $(969)   $ 1,587
========================================================================================================================

Net interest income increased $3.1 million, or 6.1%, in 2001 to $54.3 million compared to $51.2 million in 2000. Such increase was due to a $6.7 million, or 12.7%, decrease in interest expense, which was partially offset by a $3.6 million, or 3.5%, decrease in interest income. In 2000, net interest income increased $1.6 million, or 3.2%, to $51.2 million compared to $49.6 million in 1999. The reason for such increase was an $8.9 million, or 9.4%, increase in interest income which was partially offset by a $7.3 million, or 16.2%, increase in interest expense.

Average loans made up 71.6% of average earning assets as of December 31, 2001 as compared to 70.3% at December 31, 2000. This was an increase of 4.1%. The increase in average loans was mainly funded by increased deposits and a decrease in investment securities. Average investment securities made up 22.5%
of average earning assets at December 31, 2001 compared to 28.6% at December 31, 2000. Average interest-bearing deposits made up 94.6% of average interest-bearing liabilities at December 31, 2001 compared to 89.2% at December 31, 2000. Average borrowings made up 4.7% of average interest-bearing liabilities at December 31, 2001 compared to 10.8% at December 31, 2000. Tables 5 and 6 further explain the changes in net interest income.

The FRB reduced overnight rates by 475 basis points during 2001. The Company is not significantly affected by changes in interest rates over an extended period of time; however, the Company is moderately asset sensitive in the 30-day period. As a result, rate reductions by the FRB did exert downward pressure on net interest income. Over time, the Company expects that loan volume and redeployment of a portion of these funds into investment securities will improve this sensitivity. The Company will continue to monitor investment opportunities and weigh the associated risk/return. Downward repricing of the maturing certificate of deposit portfolio in the current low rate environment has allowed the Company to significantly reduce funding costs offsetting the negative impact of FRB rate reductions. It is believed that any potential run off in this category as a result of lowered rates will not adversely impact funding needs of the Company.

Provision for Loan Losses - Provisions for loan losses are charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on various factors as they relate to the Company's market area and the collectibility of the Company's loan portfolio. Management of the Company assesses the allowance for loan losses on a quarterly basis and will make provisions for loan losses as deemed appropriate in order to maintain the adequacy of the allowance for loan losses.

The Company made a provision for loan losses of $5.0 million in 2001, compared to $3.9 million and $2.8 million for 2000 and 1999, respectively. Net loan charge-offs for 2001 totaled $4.2 million, compared to $2.4 million for 2000. The increase in the provision for 2001 was mainly due to a large commercial credit that was placed on nonaccrual status late in the year. A discussion of nonperforming loans can be found in the section on "Loans and Allowance for Possible Loan Losses."

Noninterest Income - For 2001, the Company reported noninterest income of $15.1 million compared to $12.8 million for 2000. The primary reasons for the $2.3 million, or 18.1%, increase in noninterest income was a $1.8 million, or 451.6%, increase in gains on the sale of mortgage loans in the secondary market, a $182,000, or 13.9%, increase in ATM fee income due to increased up time, and a $179,000, or 6.5%, increase in other income. These increases were partially offset by a $1.7 million, or 85.3%, decrease in gain on sale of assets. Additionally, the year 2001 included a $119,000 gain on the sale of investment securities compared to a $1.8 million loss in 2000.

Total noninterest income amounted to $12.8 million and $13.7 million for the years ended December 31, 2000 and 1999, respectively. The primary reasons for the $917,000, or 6.7%, decrease in noninterest income in 2000 as compared to 1999 was a $1.8 million loss on sale of investments compared to no gain or loss in 1999, a $658,000, or 61.9%, decrease in gain on the sale of loans and a $180,000, or 6.1% decrease in other income. These decreases were partially offset by a $1.2 million, or 140.3%, increase in gain on sale of assets, a $256,000, or 3.3%, increase in service charges on deposit accounts and a $229,000, or 21.2%, increase in ATM fee income.

Noninterest Expense - Noninterest expense includes costs related to salary and employee benefits, occupancy and equipment, communication and delivery, marketing and business development, amortization of acquisition intangibles and other expenses. Noninterest expense amounted to $41.7 million, $39.7 million and $44.9 million for the three years ended December 31, 2001, 2000 and 1999, respectively.

The principal reason for the $2.0 million, or 5.1%, increase in noninterest expense for 2001 compared to 2000 was an increase in salaries and employee benefits of $2.7 million, or 14.5%. This was due in part to improving the delivery system across the state and management's commitment to improve overall staffing as opportunities are presented. In 2001, the Company also experienced a rising cost associated with employee benefits due in part to the increased market value of the stock as it relates to the Company's ESOP. Additionally, the year 2001 included a full bonus payout as compared to the prior year in which senior management chose to forego bonuses. These increases were partially offset by a $150,000, or 2.7%, decrease in occupancy and equipment expense, a $116,000, or 3.6%, decrease in the amortization of acquisition intangibles, a $113,000, or 8.3%, decrease in data processing expense and a $291,000, or 2.7%, decrease in all other expenses.

The main reason for the $5.2 million, or 11.5%, decrease in noninterest expense for 2000 compared to 1999 was a result of the 1999 restructuring and the continued efforts by management to control discretionary expenses. Restructuring expenses during 1999 totaled $1.2 million (for more information regarding restructuring expenses see Note 2 to the Consolidated Financial Statements). As compared to 1999, salaries and employee benefits decreased $2.3 million, or 10.9%, marketing and business development expense decreased $229,000, or 20.9%, printing and supplies expense decreased $215,000, or 22.7%, communication and delivery expense decreased $150,000, or 5.6%, the amortization of acquisition intangibles decreased $133,000, or 3.9%, occupancy and equipment expense decreased $66,000, or 1.2%, and all other expenses decreased $1.4 million, or 19.7%. This was partially offset by a data processing expense increase of $453,000, or 49.5%, primarily the result of improvements in technology.

Income Taxes - For the years ended December 31, 2001, 2000 and 1999 the Company incurred income tax expense of $8.2 million, $7.5 million and $6.1 million, respectively. The Company's effective tax rate amounted to 36.2%, 36.7% and 39.2% during 2001, 2000 and 1999, respectively. The difference between the effective tax rate and the statutory tax rate primarily related to variances in the items that are either nontaxable or non-deductible, primarily the non-deductibility of part of the amortization of acquisition intangibles, the non-deductible portion of the ESOP compensation expense and the capital loss carryforward used during 1999. For more information, see Note 10 to the Consolidated Financial Statements.

ASSET AND LIABILITY MANAGEMENT

The principal objective of the Company's asset and liability management function is to evaluate the interest-rate risk included in certain balance sheet accounts, determine the appropriate level of risk given the Company's business focus, operating environment, capital and liquidity requirements and performance objectives, establish prudent asset concentration guidelines and manage the risk consistent with Board approved guidelines. Through such management, the Company seeks to reduce the vulnerability of its operations to changes in interest rates. The Company's actions in this regard are taken under the guidance of the Asset/Liability Committee ("ALCO"), which is comprised of members of the Company's senior management. ALCO generally meets on a monthly basis, to review, among other things, the sensitivity of the Company's assets and liabilities to interest rate changes, local and national market conditions and interest rates. In connection therewith, ALCO generally reviews the Company's liquidity, cash flow needs, maturities of investments, deposits, borrowings and capital position.

The objective of interest rate risk management is to control the effects that interest rate fluctuations have on net interest income and on the net present value of the Company's earning assets and interest-bearing liabilities. Management and the Board are responsible for managing interest rate risk and employing risk management policies that monitor and limit this exposure. Interest rate risk is measured using net interest margin simulations and asset/liability net present value sensitivity analyses. The Company uses financial modeling to measure the impact of changes in interest rates on the net interest margin. As of December 31, 2001, the model indicated the impact of an immediate and sustained 200 basis point rise in rates over the 12 months would approximate a 7.3% decrease in net interest income, while a 200 point decline in rates over the same period would approximate a 5.4% decrease in net interest income from an unchanged rate environment. Estimates are based upon numerous assumptions including the nature and timing of interest rate levels including yield curve shape, prepayments on loans and securities, deposit decay rates, pricing decisions on loans and deposits, reinvestment/replacement of asset and liability cash flows and others. These analyses provide a range of potential impacts on net interest income and portfolio equity caused by interest rate movements.

Included as part of its asset/liability management strategy, the Company has emphasized the origination of consumer loans, commercial business loans and commercial real estate loans, all of which typically have shorter terms than residential mortgage loans and/or adjustable or variable rates of interest. The Company has also emphasized the origination of fixed-rate, long-term residential loans for sale in the secondary market. As of December 31, 2001, $268.6 million, or 28.1%, of the Company's total loan portfolio had adjustable interest rates.

The Company's strategy with respect to liabilities in recent periods has been to emphasize transaction accounts, particularly noninterest bearing transaction accounts, which are not as sensitive to changes in interest rates as time certificates of deposit. At December 31, 2001, 56.8% of the Company's deposits were in transaction accounts, compared to 50.2% at December 31, 2000.
Noninterest bearing transaction accounts total 12.5% of total deposits at December 31, 2001, compared to 11.3% of total deposits at December 31, 2000.

As part of an overall interest rate risk management strategy, off-balance sheet derivatives may also be used as an efficient way to modify the repricing or maturity characteristics of on-balance sheet assets and liabilities. As of December 31, 2001, the Company had no derivatives; however, management may from time to time engage in interest rate swaps to effectively manage interest rate risk.

LIQUIDITY, CAPITAL RESOURCES AND OTHER OFF-BALANCE SHEET ACTIVITIES

The Company's liquidity, represented by cash and cash equivalents, is a product of its operating, investing and financing activities. The Company's primary sources of funds are deposits, borrowings, loan and mortgage backed security amortizations, prepayments and maturities, maturities of investment securities and other short-term investments and funds provided from operations. While scheduled payments from the amortization of loans and mortgage backed securities are relatively predictable sources of funds, as are maturing investment securities and short-term investments, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. The Company expects cash available for investment purposes to increase due to the maturing investment portfolio, increased security prepayments and tightened credit policy guidelines. The Company continues to experience significant cash flows. Until management fully redeploys these excess funds, the Company invests in overnight deposits and other short-term earning assets. Sufficient cash has been generated through deposits and borrowings to provide liquidity to meet lending requirements. At December 31, 2001, the Company had $31.4 million of outstanding advances from the FHLB of Dallas. Additional advances available at December 31, 2001 from the FHLB of Dallas amounted to $290.6 million. The Company also has $4.2 million of short-term debt outstanding on a $15.0 million line of credit with a correspondent bank at December 31, 2001. See Note 9 to the Consolidated Financial Statements.

Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments such as overnight deposits. On a longer-term basis, the Company maintains a strategy of investing in various lending products. The Company uses its sources of funds primarily to meet its ongoing commitments, to pay maturing certificates of deposit and deposit withdrawals, to fund loan commitments and to maintain a portfolio of mortgage backed and investment securities. Certificates of deposit scheduled to mature in one year or less at December 31, 2001 totaled $403.6 million. Management believes that a significant portion of maturing deposits will remain on deposit with the Company.

In the normal course of business, the Company is a party to a number of activities that contain credit, market and operational risk that are not reflected in whole or in part in the Company's consolidated financial statements. Such activities include traditional off-balance sheet credit-related financial instruments, commitments under operating leases and long-term debt. The Company provides customers with off-balance sheet credit support through loan commitments, lines of credit and standby letters of credit. Many of the unused commitments are expected to expire unused or be only partially used; therefore, the total amount of unused commitments does not necessarily represent future cash requirements. The Company anticipates it will continue to have sufficient funds together with available borrowings to meet its current commitments. At December 31, 2001, the total approved loan commitments outstanding amounted to $18.3 million. At the same date, commitments under unused lines of credit, including credit card lines, amounted to $149.1 million. Included in these totals are commercial commitments amounting to $97.1 million as shown below:

                                            Commercial Commitment Expiration Per Period
----------------------------------------------------------------------------------------
                                           Less Than   1-3      4-5    Over 5
(dollars in thousands)                      1 Year    Years    Years   Years     Total
----------------------------------------------------------------------------------------
Unused commercial lines of credit         $76,202    $5,205     $ 6     $ -     $81,413
Unused loan commitments                    13,471         -       -       -      13,471
Standby letters of credit                   2,073       139       -       -       2,212
========================================================================================

The Company has entered into a number of long-term leasing arrangements to support the ongoing activities of the Company. The required payments under such commitments and long-term debt at December 31, 2001 are as follows:

                                                                              2006
(dollars in thousands)        2002        2003        2004        2005     and After     Total
----------------------------------------------------------------------------------------------
Operating leases           $   627     $   466     $   333     $   286     $   473     $ 2,185
Long-term debt               7,557        --          --         9,081      14,799      31,437
----------------------------------------------------------------------------------------------
Total                      $ 8,184     $   466     $   333     $ 9,367     $15,272     $33,622
==============================================================================================


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

RECENT ACCOUNTING PRONOUNCEMENTS

In September 2000, the Financial Accounting Standards Board ("FASB") issued FAS Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. The statement replaces FAS Statement No. 125 of the same name. It revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but it carries over most of Statement 125's provisions without reconsideration. The statement is effective generally for transactions occurring after March 31, 2001. Disclosures are effective for years ending after December 15, 2000. Implementation of this standard is not expected to have a material impact on the Company's financial position or results of operations.

In June of 2001 the FASB issued Statement No. 141, Business Combinations, which supercedes the Accounting Principles Board ("APB") Opinion No. 16 of the same name. FAS 141 requires that all business combinations be accounted for by a single method - the purchase method. Use of the pooling of interests method of accounting is no longer permissible. FAS 141 also establishes criteria for the identification of acquired intangibles separate from goodwill and requires additional disclosures. The provisions of this statement apply to all business transactions initiated after June 30, 2001 and all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later.

In June of 2001 the FASB also issued Statement No. 142, Goodwill and Other Intangible Assets. This statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion 17, Intangible Assets. Guidance is provided on the financial presentation and subsequent accounting treatment of intangible assets that are acquired individually or with a group of other assets, but not acquired in a business combination. Goodwill and intangible assets that have indefinite useful lives will not be amortized but rather will be tested at least annually for impairment. Intangible assets that have finite useful lives will continue to be amortized over their useful lives. Specific guidance for determining impairment is also provided. Goodwill will be tested for impairment at least annually using a two-step process. Additional disclosures are also required.

Application of the provisions of FAS 142 are required starting with fiscal years beginning after December 15, 2001, for all goodwill and other intangibles recognized in its financial statements at the beginning of an entity's fiscal year. The Company will be required to apply FAS 142 effective January 1, 2002. The Company currently has $35.6 million in acquisition intangibles, principally goodwill that arose from three prior business combinations. The Company has not yet evaluated the intangibles for impairment under the provisions of FAS 142. Amortization of goodwill for the year 2002 was projected to be $2.8 million before tax and $2.0 million after tax. The increase on diluted earnings per share for 2002 as a result of the discontinuance of the amortization of goodwill, assuming no impairment write-down, is estimated to range between $0.32 and $0.33 per diluted share.

In August of 2001 the FASB issued Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The Statement supersedes FAS 121 and certain provisions of APB 30. The statement requires that one accounting model be used for long-lived assets to be disposed of, whether previously held and used or newly acquired, and applies to discontinued operations. Statement 144 is effective for fiscal years beginning after December 15, 2001. The provisions of the Statement generally are to be applied prospectively.

For additional information on these and other FAS statements, see Notes 1 and 13 to the Consolidated Financial Statements.

INDEPENDENT AUDITORS' REPORT

                   [LETTERHEAD CASTAING HUSSEY & LOLAN, LLC]



                                                     Samuel R. Lolan, CPA
                                                      Lori D. Percle, CPA
                                                    Debbie B. Taylor, CPA
                                               Katherine H. Armentor, CPA
-------------------------------------------------------------------------
Charles E. Castaing, CPA, Retired                    Robin G. Freyou, CPA
Roger E. Hussey, CPA, Retired                      Dawn K. Gonsoulin, CPA
                                                    Shalee M. Landry, CPA




To the Board of Directors
IBERIABANK Corporation

We have audited the accompanying consolidated balance sheets of IBERIABANK Corporation and Subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of IBERIABANK Corporation and Subsidiary as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with U. S. generally accepted accounting principles.


/S/CASTAING HUSSEY & LOLAN, LLC
-------------------------------

New Iberia, Louisiana
February 4, 2002

      525 Weeks Street o P.O. Box 14240 o New Iberia, Louisiana 70562-4240
         Ph.: 337-364-7221 o Fax: 337-364-7235 o email: info@chlcpa.com
         Members of American Institute of Certified Public Accountants
              o Society of Louisiana Certified Public Accountants


IBERIABANK CORPORATION AND SUBSIDIARY
Consolidated Balance Sheets
December 31, 2001 and 2000


(dollars in thousands)                                           2001            2000
----------------------------------------------------------------------------------------
Assets
Cash and due from banks                                     $    35,945      $    32,000
Interest-bearing deposits in banks                               15,736            2,541
----------------------------------------------------------------------------------------
    Total cash and cash equivalents                              51,681           34,541
Investment securities:
    Available for sale, at fair value                           219,825          268,223
    Held to maturity, fair values of $102,116 and
      $75,924, respectively                                     102,082           76,322
Federal Home Loan Bank stock, at cost                             5,600            7,997
Mortgage loans held for sale                                     15,867            3,347
Loans, net of unearned income                                   956,015          940,525
Allowance for loan losses                                       (11,117)         (10,239)
----------------------------------------------------------------------------------------
    Loans, net                                                  944,898          930,286
Premises and equipment, net                                      19,455           21,465
Goodwill and acquisition intangibles                             35,644           38,796
Other assets                                                     31,773           15,185
----------------------------------------------------------------------------------------
Total Assets                                                $ 1,426,825      $ 1,396,162
========================================================================================

Liabilities and Shareholders' Equity

Liabilities:
Deposits:
    Noninterest-bearing                                     $   154,580      $   129,468
    Interest-bearing                                          1,082,814        1,013,719
----------------------------------------------------------------------------------------
         Total deposits                                       1,237,394        1,143,187
Short-term borrowings                                            12,339           54,000
Long-term debt                                                   31,437           60,843
Other liabilities                                                11,238           11,090
----------------------------------------------------------------------------------------
Total Liabilities                                             1,292,408        1,269,120
----------------------------------------------------------------------------------------

Shareholders' Equity:
Preferred stock, $1 par value - 5,000,000 shares
   authorized                                                      --               --
Common stock, $1 par value - 25,000,000 shares
   authorized; 7,380,671 shares issued                            7,381            7,381
Additional paid-in-capital                                       70,477           69,231
Retained earnings                                                88,306           77,963
Unearned compensation                                            (3,683)          (4,654)
Accumulated other comprehensive income                              739           (2,293)
Treasury stock at cost - 1,392,626 and 1,121,934 shares         (28,803)         (20,586)
----------------------------------------------------------------------------------------
Total Shareholders' Equity                                      134,417          127,042
----------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity                  $ 1,426,825      $ 1,396,162
========================================================================================


The accompanying Notes to Consolidated Financial Statements are an integral part of these Financial Statements.


IBERIABANK CORPORATION AND SUBSIDIARY
Consolidated Statements of Income
Years Ended December 31, 2001, 2000 and 1999

(dollars in thousands, except per share data)                             2001          2000         1999
-----------------------------------------------------------------------------------------------------------
Interest and Dividend Income:
        Loans, including fees                                          $ 79,265      $ 79,380      $ 67,613
        Mortgage loans held for sale, including fees                        682           167           764
        Investment securities:
                Taxable interest                                         17,435        23,461        25,047
                Tax-exempt interest                                         398            84           113
        Federal Home Loan Bank dividends                                    277           583           448
        Interest-bearing demand deposits                                  2,311           291         1,044
-----------------------------------------------------------------------------------------------------------
Total interest and dividend income                                      100,368       103,966        95,029
-----------------------------------------------------------------------------------------------------------
Interest Expense:
        Deposits                                                         42,127        44,566        40,500
        Short-term borrowings                                               617         4,243         1,665
        Long-term debt                                                    3,274         3,921         3,215
-----------------------------------------------------------------------------------------------------------
Total interest expense                                                   46,018        52,730        45,380
-----------------------------------------------------------------------------------------------------------
Net interest income                                                      54,350        51,236        49,649
Provision for loan losses                                                 5,046         3,861         2,836
-----------------------------------------------------------------------------------------------------------
Net interest income after provision
  for loan losses                                                        49,304        47,375        46,813
-----------------------------------------------------------------------------------------------------------
Noninterest Income:
        Service charges on deposit accounts                               8,054         8,050         7,794
        ATM fee income                                                    1,491         1,309         1,080
        Gain on sale of loans, net                                        2,234           405         1,063
        Gain on sale of assets                                              301         2,047           852
        Gain (loss) on sale of investments, net                             119        (1,759)         --
        Other income                                                      2,945         2,766         2,946
-----------------------------------------------------------------------------------------------------------
Total noninterest income                                                 15,144        12,818        13,735
-----------------------------------------------------------------------------------------------------------
Noninterest Expense:
        Salaries and employee benefits                                   21,187        18,510        20,776
        Occupancy and equipment                                           5,439         5,589         5,655
        Amortization of acquisition intangibles                           3,151         3,267         3,400
        Franchise and shares tax                                          1,357         1,382         1,374
        Communication and delivery                                        2,510         2,510         2,660
        Marketing and business development                                  876           867         1,096
        Data processing                                                   1,256         1,369           916
        Printing, stationery and supplies                                   753           731           946
        Restructuring                                                       (60)          (46)        1,178
        Other expenses                                                    5,242         5,525         6,880
-----------------------------------------------------------------------------------------------------------
Total noninterest expense                                                41,711        39,704        44,881
-----------------------------------------------------------------------------------------------------------
Income before income tax expense                                         22,737        20,489        15,667
Income tax expense                                                        8,229         7,514         6,138
-----------------------------------------------------------------------------------------------------------
Net Income                                                             $ 14,508      $ 12,975      $  9,529
===========================================================================================================
Earnings per share - basic                                             $   2.48      $   2.14      $   1.55
Earnings per share - diluted                                           $   2.36      $   2.12      $   1.53
===========================================================================================================


The accompanying Notes to Consolidated Financial Statements are an integral part of these Financial Statements.


IBERIABANK CORPORATION AND SUBSIDIARY
Consolidated Statements of Shareholders' Equity
Years Ended December 31, 2001, 2000 and 1999

                                                                                               Accumulated
                                                                                                   Other
                                                                Additional                        Compre-
(dollars in thousands, except                        Common      Paid-In   Retained   Unearned    hensive   Treasury
share and per share data)                             Stock      Capital    Earnings Compensation  Income      Stock        Total
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998                            $ 7,381     $68,021   $63,527   $ (6,950)   $   349   $ (8,361)     $123,967
Comprehensive income:
   Net income                                                                 9,529                                          9,529
   Change in unrealized gain on securities
     available for sale, net of deferred taxes                                                     (7,473)                  (7,473)
                                                                                                                            ------
Total comprehensive income                                                                                                   2,056
Cash dividends declared, $.63 per share                                      (3,991)                                        (3,991)
Reissuance of treasury stock under stock
  option plan, 13,371 shares                                           15                                        197           212
Common stock released by ESOP trust                                   577                  618                               1,195
Common stock earned by participants of recognition
  and retention plan trust, including tax benefit                      58                  659                                 717
Compensation expense on stock option plans                             78                                                       78
Treasury stock acquired at cost, 336,500 shares                                                               (7,045)       (7,045)
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999                              7,381      68,749    69,065     (5,673)    (7,124)   (15,209)      117,189
Comprehensive income:
   Net income                                                                12,975                                         12,975
   Change in unrealized loss on securities
   available for sale, net of deferred taxes                                                        4,831                    4,831
                                                                                                                             -----
Total comprehensive income                                                                                                  17,806
Cash dividends declared, $.66 per share                                      (4,077)                                        (4,077)
Common stock released by ESOP trust                                   340                  582                                 922
Common stock earned by participants of recognition
   and retention plan trust, including tax benefit                     47                  565                                 612
Common stock purchased by recognition
   and retention plan trust                                           128                 (128)                                  -
Compensation expense on stock option plans                            (33)                                                     (33)
Treasury stock acquired at cost, 300,000 shares                                                               (5,377)       (5,377)
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2000                              7,381      69,231    77,963     (4,654)    (2,293)   (20,586)      127,042
Comprehensive income:
   Net income                                                                14,508                                         14,508
   Change in unrealized loss on securities
   available for sale, net of deferred taxes                                                        3,032                    3,032
                                                                                                                             -----
Total comprehensive income                                                                                                  17,540
Cash dividends declared, $.70 per share                                      (4,165)                                        (4,165)

Reissuance of treasury stock under stock
  option plan, net of shares surrendered in
  payment, 29,308 shares                                              155                                        197           352
Common stock released by ESOP trust                                   906                  546                               1,452
Common stock earned by participants of recognition
   and retention plan trust, including tax benefit                    185                  425                                 610

Treasury stock acquired at cost, 300,000 shares                                                               (8,414)       (8,414)
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2001                            $ 7,381     $70,477   $88,306  $  (3,683)   $   739   $(28,803)     $134,417
====================================================================================================================================


The accompanying Notes to Consolidated Financial Statements are an integral part of these Financial Statements.


IBERIABANK CORPORATION AND SUBSIDIARY
Consolidated Statements of Cash Flows
Years Ended December 31, 2001, 2000 and 1999

(dollars in thousands)                                      2001            2000          1999
-------------------------------------------------------------------------------------------------

Cash Flows from Operating Activities:
 Net income                                              $  14,508      $  12,975      $   9,529
Adjustments to reconcile net income to net cash
  provided by operating activities:
     Depreciation and amortization                           6,440          6,615          6,657
     Provision for loan losses                               5,046          3,861          2,836
     Noncash compensation expense                            1,717          1,320          1,826
     Gain on sale of assets                                   (256)        (2,047)          (852)
     Loss (gain) on sale of investments                       (119)         1,759           --
     Amortization of premium/discount on investments           722            290            872
     Current provision for deferred income taxes               107            (71)        (1,143)
     FHLB stock dividends                                     (277)          (582)          (447)
     Net change in loans held for sale                     (12,520)         1,424         13,636
     Other, net                                            (13,614)        (1,601)         3,992
-------------------------------------------------------------------------------------------------
Net Cash Provided by Operating Activities                    1,754         23,943         36,906
-------------------------------------------------------------------------------------------------
Cash Flows from Investing Activities:
    Activity in available for sale securities:
       Sales                                               118,851         43,706           --
       Maturities, prepayments and calls                    56,601         37,155         25,500
       Purchases                                          (122,332)       (43,744)       (99,998)
   Activity in held to maturity securities:
       Maturities, prepayments and calls                    20,212          9,013         55,166
       Purchases                                           (46,277)          --             --
   (Increase) decrease in loans receivable, net            (26,875)      (101,513)       (77,653)
   Proceeds from FHLB stock redemption                       2,674           --            4,853
   Purchases of FHLB stock                                    --             (594)          (982)
   Proceeds from sale of premises and equipment              1,181          4,875          1,301
   Purchases of premises and equipment                      (1,256)        (1,061)        (2,332)
   Proceeds from disposition of real estate owned            1,579          1,279          1,191
-------------------------------------------------------------------------------------------------
Net Cash Provided by (Used in) Investing Activities          4,358        (50,884)       (92,954)
-------------------------------------------------------------------------------------------------
Cash Flows from Financing Activities:
   Increase (decrease) in deposits                          94,207         43,173       (120,881)
   Net change in short-term borrowings                     (41,661)       (29,000)        83,000
   Proceeds from long-term debt                               --           16,650          7,575
   Repayments of long-term debt                            (29,406)        (7,860)        (1,161)
   Dividends paid to shareholders                           (3,981)        (3,817)        (3,810)
   Proceeds from sale of treasury stock
    for stock options excercised                               283           --              212
   Payments to repurchase common stock                      (8,414)        (5,377)        (7,045)
-------------------------------------------------------------------------------------------------
Net Cash Provided by (Used in) Financing Activities         11,028         13,769        (42,110)
-------------------------------------------------------------------------------------------------
Net Increase (Decrease) In Cash and Cash Equivalents        17,140        (13,172)       (98,158)
Cash and Cash Equivalents at Beginning of Period            34,541         47,713        145,871
-------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Period               $  51,681      $  34,541      $  47,713
=================================================================================================
Supplemental Schedule of Noncash Activities:
   Acquisition of real estate in settlement of loans     $   7,217      $   1,495      $   1,035
=================================================================================================
Supplemental Disclosures:
Cash paid (received) for:
   Interest on deposits and borrowings                   $  47,369      $  52,634      $  46,703
   Income taxes, net                                     $   8,350      $   7,081      $   7,714
=================================================================================================



The accompanying Notes to Consolidated Financial Statements are an integral part of these Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Significant Accounting Policies:
-----------------------------------------

Nature of Operations: IBERIABANK Corporation, (the "Company") is a Louisiana corporation that serves as the bank holding company for IBERIABANK, formerly Iberia Savings Bank. In December of 1997, Iberia Savings Bank changed its charter from a state savings bank to a state commercial bank and changed its name to IBERIABANK (the "Bank").

The Bank operates 23 offices located in south central Louisiana, 11 offices located in northeast Louisiana and 8 offices located in the greater New Orleans area. The Bank provides a variety of financial services to individuals and businesses throughout its service area. Its primary deposit products are checking, savings and certificate of deposit accounts and its primary lending products are commercial business, consumer and mortgage loans. The Bank also offers discount brokerage services through a wholly owned subsidiary and offers insurance products through a joint venture with a local insurance agency.

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

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Concentration of Credit Risks: Most of the Company's business activity is with customers located within the State of Louisiana. The Company's lending activity in the past was concentrated in the southwestern part of Louisiana. That economy has historically been heavily dependent on the oil and gas industry. The Company in recent years has increased originations of commercial loans and indirect automobile loans, and through acquisitions has entered the New Orleans and Northeast Louisiana markets. Repayment of loans is expected to come from cash flow of the borrower or, particularly with the residential mortgage portfolio, from the sale of the real estate. Losses are limited by the value of the collateral upon default of the borrowers.

Cash and Cash Equivalents: For purposes of presentation in the consolidated statements of cash flows, cash and cash equivalents are defined as cash, interest-bearing deposits and noninterest-bearing demand deposits at other financial institutions.

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

Stock in the Federal Home Loan Bank of Dallas ("FHLB") is carried at cost. Since the Bank is a member of the FHLB, it is required to maintain an amount of FHLB stock based on its total assets and level of borrowings. At December 31, 2001 and 2000, the institution held more than the required level of FHLB stock.

Mortgage Loans Held for Sale: Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

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

The accrual of interest on commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. Mortgage, credit card and other personal loans are typically charged off to net collateral value, less cost to sell, no later than 180 days past due. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful.

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

Allowance for Loan Losses: The allowance for loan losses is established as losses are estimated to have occurred through a provision charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. Changes in the allowance related to impaired loans are charged or credited to the provision for loan losses.

The allowance for loan losses is maintained at a level which, in management's opinion, is adequate to absorb credit losses inherent in the portfolio. The amount of the allowance is based on management's evaluation of various factors, including the collectibility of the loan portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, and economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

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

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer, residential and small business loans for impairment disclosures.

Credit Related Financial Instruments: In the ordinary course of business, the Company has entered into commitments to extend credit, including commitments under credit card arrangements, commercial letters of credit and standby letters of credit. Such financial instruments are recorded when they are funded.

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

Foreclosed Property: Real estate and other assets acquired in settlement of loans are recorded at the balance of the loan or at estimated fair value less estimated selling costs, whichever is less, at the date acquired. Subsequent to foreclosure, management periodically performs valuations and the assets are carried at the lower of cost or fair value less estimated selling costs. Revenue and expenses from operations, gain or loss on sale and changes in the valuation allowance are included in net expenses from foreclosed assets. There was no allowance for losses on foreclosed property at December 31, 2001 and 2000.

Premises and Equipment: Land is carried at cost. Buildings and equipment are carried at cost, less accumulated depreciation computed on a straight line basis over the estimated useful lives of 15 to 40 years for buildings and 5 to 10 years for furniture, fixtures and equipment.

Goodwill and Other Intangible Assets: Goodwill, representing the purchase price in excess of fair value of identifiable net assets at acquisition, has been amortized over periods not exceeding 25 years. Other acquired intangible assets, such as core deposit intangibles, are amortized over the periods benefited, not exceeding 8 years. Management evaluates whether events or circumstances have occurred that indicate the remaining useful life or carrying value of intangibles should be revised.

Transfers of Financial Assets: Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when 1) the assets have been isolated from the Company, 2) the transferee obtains the right, free of conditions that constrain it from taking advantage of that right, to pledge or exchange the transferred assets, and 3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

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

Stock Compensation Plans: Statement of Financial Accounting Standards ("FAS") No. 123, Accounting for Stock-Based Compensation, encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. It also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion ("APB") No. 25, Accounting for Stock Issued to Employees, whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under the Company's stock option plans generally have no intrinsic value at the grant date, and under Opinion No. 25 no compensation cost is recognized for them. The Company has elected to continue with the accounting methodology in Opinion No. 25 and, as a result, has provided proforma disclosures of net income and earnings per share and other disclosures, as if the fair value based method of accounting had been applied.

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

Segment Information: FAS No. 131, Disclosures about Segments of an Enterprise and Related Information, was effective for 1998. This statement established standards for reporting information about a company's operating segments using a "management approach." The statement requires that reportable segments be identified based upon those revenue-producing components for which separate financial information is produced internally and are subject to evaluation by the chief operating decision maker in deciding how to allocate resources to segments.

The Company has evaluated its potential operating segments against the criteria specified in the statement and has determined that no operating segment disclosures are required in 2001, 2000 or 1999.

Effects of New Accounting Pronouncements: In September 2000, the Financial Accounting Standards Board ("FASB") issued FAS Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. The statement replaces FAS Statement No. 125 of the same name. It revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but it carries over most of the provisions of FAS 125 without reconsideration. The statement is effective generally for transactions occurring after March 31, 2001. Disclosures are effective for years ending after December 15, 2000. Implementation of this standard is not expected to have a material impact on financial position or results of operations.

In June of 2001 the FASB issued Statement No. 141, Business Combinations. It supercedes APB Opinion No. 16 of the same name. FAS 141 requires that all business combinations be accounted for by a single method - the purchase method. Use of the pooling of interests method of accounting is no longer permissible. FAS 141 also establishes criteria for the identification of acquired intangibles separate from goodwill and includes additional disclosure requirements. The provisions of this statement apply to all business transactions initiated after June 30, 2001. This statement also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later.

In June of 2001 the FASB also issued Statement No. 142, Goodwill and Other Intangible Assets. This statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion 17, Intangible Assets. It addresses how intangible assets that are acquired individually or with a group of other assets (but not acquired in a business combination) should be accounted for in financial statements upon their acquisition. The Statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. Goodwill and intangible assets that have indefinite useful lives will not be amortized but rather will be tested at least annually for impairment. Intangible assets that have finite useful lives will continue to be amortized over their useful lives. Specific guidance for determining impairment is provided. Goodwill will be tested for impairment at least annually using a two-step process. Additional disclosures are also required.

The provisions of FAS 142 are required to be applied starting with fiscal years beginning after December 15, 2001 and to be applied to all goodwill and other intangible assets recognized in its financial statements at that date. As such, the Company adopted FAS 142 effective January 1, 2002. The Company currently has $35.6 million in acquisition intangibles, principally goodwill that arose from three prior business combinations. The Company will evaluate the intangibles for impairment within the six-month guideline allowed after adoption under the provisions of FAS 142. Amortization of goodwill for the year 2001 was $2.0 million after tax.

In August of 2001 the FASB issued Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The Statement supersedes FAS 121 and certain provisions of APB 30. The statement requires that one accounting model be used for long-lived assets to be disposed of, whether previously held and used or newly acquired and applies to discontinued operations. Statement 144 is effective for fiscal years beginning after December 15, 2001. The provisions of the Statement generally are to be applied prospectively.

Reclassifications: Certain reclassifications have been made to the 1999 and 2000 consolidated financial statements in order to conform to the classifications adopted for reporting in 2001.

Note 2 - Restructuring:
-----------------------

On December 13, 1999 the Board of Directors approved a restructuring plan which improved the operating efficiency and profitability of the Company. The plan involved consolidating certain branches and eliminated thirty-three personnel positions primarily at corporate headquarters. The charges to 1999 earnings consisted of $451,000 of fixed asset impairments primarily consisting of leasehold improvements written down to book value for the remaining lease term, $198,000 of lease termination penalties and $35,000 of closure expenses all related to the branch consolidations and $244,000 of severance accruals for the personnel positions eliminated. As part of the plan, the four directors emeritus retired in December of 1999, which resulted in compensation expense of $250,000 for immediate vesting in their recognition and retention plan shares.

During 2000, branch consolidations resulted in the elimination of six branch employee positions, with severance packages totaling $43,000, which was charged against income. The Bank was released from lease termination penalties on two branches in 2000, which resulted in a reversal of a portion of the 1999 liability in the amount of $89,000. At December 31, 2000 the balance in the restructuring liability was $117,000, which was comprised of $89,000 in lease termination penalties and $28,000 in branch consolidation expenses remaining to be paid.

During 2001, the Bank was released from the remaining lease termination penalties for an additional branch, which resulted in a reversal of a portion of the 2000 liability in the amount of $60,000. Branch restructuring expenses in the amount of $51,000 were paid during the year. At December 31, 2001, the restructuring liability was $6,000, representing remaining closure costs for one branch location.

Note 3 - Investment Securities:
-------------------------------

The amortized cost and fair values of investment securities, with gross unrealized gains and losses, consist of the following:

                                                                   Gross         Gross
                                                  Amortized     Unrealized     Unrealized      Fair
(dollars in thousands)                              Cost          Gains         Losses         Value
------------------------------------------------------------------------------------------------------
December 31, 2001
-----------------
Securities available for sale:
  U.S. Treasury securities                       $   5,002     $     109      $    --        $   5,111
  U.S. Government and federal
    agency obligations                              34,998             5           (232)        34,771
  Obligations of state and political
    subdivisions                                     7,823          --              (81)         7,742
  Mortgage backed securities                       125,449         1,476           (350)       126,575
  Other debt securities                             38,332           325           (103)        38,554
  Marketable equity securities                       7,084          --              (12)         7,072
------------------------------------------------------------------------------------------------------
Total securities available for sale              $ 218,688     $   1,915      $    (778)     $ 219,825
======================================================================================================

Securities held to maturity:
  U.S. Government and federal
    agency obligations                           $  34,248     $    --        $    (433)     $  33,815
  Obligations of state and political
    subdivisions                                    13,202          --             (374)        12,828
  Mortgage backed securities                        54,582           841           --           55,423
  Other debt securities                                 50          --             --               50
------------------------------------------------------------------------------------------------------
Total securities held to maturity                $ 102,082     $     841      $    (807)     $ 102,116
======================================================================================================

December 31, 2000
-----------------
Securities available for sale:
  U.S. Treasury securities                       $  10,011     $     126      $    --        $  10,137
  U.S. Government and federal
    agency obligations                              87,990          --           (1,868)        86,122
  Mortgage backed securities                       167,021           754         (2,486)       165,289
  Marketable equity securities                       6,728          --              (53)         6,675
------------------------------------------------------------------------------------------------------
Total securities available for sale              $ 271,750     $     880      $  (4,407)     $ 268,223
======================================================================================================

Securities held to maturity:
  Obligations of state and political
    subdivisions                                 $   1,385     $    --        $     (16)     $   1,369
  Mortgage backed securities                        74,887          --             (382)        74,505
  Other debt securities                                 50          --             --               50
------------------------------------------------------------------------------------------------------
Total securities held to maturity                $  76,322     $    --        $    (398)     $  75,924
======================================================================================================

Securities with carrying values of $135,608,000 and $56,827,000 at December 31, 2001 and 2000, respectively were pledged to secure public deposits and other borrowings.

The amortized cost and estimated fair value by maturity of investment securities at December 31, 2001 are shown in the following table. Securities are classified according to their contractual maturities without consideration of principal amortization, potential prepayments or call options. Accordingly, actual maturities may differ from contractual maturities.

                                    Securities Available     Securities Held
                                         for Sale              to Maturity
----------------------------------------------------------------------------------
                                        Amortized      Fair     Amortized   Fair
(dollars  in thousands)                    Cost        Value      Cost      Value
----------------------------------------------------------------------------------
Within one year or less                 $  5,849    $  5,959   $     50   $     50
One through five years                    54,243      55,012     34,248     33,815
After five through ten years              57,765      57,775      1,195      1,093
Over ten years                            93,747      94,007     66,589     67,158
Marketable equity securities               7,084       7,072          -          -
----------------------------------------------------------------------------------
Totals                                  $218,688    $219,825   $102,082   $102,116
==================================================================================

For the years ended December 31, 2001 and 2000 proceeds from sales of securities available for sale amounted to $118,851,000 and $43,706,000, respectively. Gross realized losses amounted to $65,000 and $1,759,000 for 2001 and 2000, while gross realized gains amounted to $184,000 and $-0- for the same periods. The tax benefit (provision) applicable to these realized gains and losses amounted to ($42,000) and $616,000, respectively. There were no gains or losses on securities available for sale for the year ended December 31, 1999.

Note 4 - Loans Receivable:
--------------------------

Loans receivable at December 31, 2001 and 2000 consists of the following:


(dollars in thousands)                          2001            2000
---------------------------------------------------------------------
Residential mortgage loans:
  Residential 1-4 family                     $198,403        $279,193
  Construction                                  5,915           7,482
---------------------------------------------------------------------
Total residential mortgage loans              204,318         286,675
---------------------------------------------------------------------
Commercial loans:
  Real estate                                 228,284         196,479
  Business                                    117,530          78,986
---------------------------------------------------------------------
Total commercial loans                        345,814         275,465
---------------------------------------------------------------------
Consumer loans:
  Indirect automobile                         220,698         205,143
  Home equity                                 114,056         108,070
  Other                                        71,129          65,172
---------------------------------------------------------------------
Total consumer loans                          405,883         378,385
---------------------------------------------------------------------
Total loans receivable                       $956,015        $940,525
=====================================================================

Loans receivable include approximately $268,583,000 and $277,847,000 of adjustable rate loans and $687,432,000 and $662,678,000 of fixed rate loans at December 31, 2001 and 2000, respectively.

The amount of loans for which the accrual of interest has been discontinued totaled approximately $5,263,000 and $5,467,000 at December 31, 2001 and 2000, respectively.

A summary of changes in the allowance for loan losses for the years ended December 31, 2001, 2000 and 1999 is as follows:

(dollars in thousands)                        2001          2000          1999
--------------------------------------------------------------------------------
Balance, beginning of year                 $ 10,239      $  8,749      $  7,135
Provision charged to operations               5,046         3,861         2,836
Loans charged off                            (4,673)       (2,865)       (1,671)
Recoveries                                      505           494           449
--------------------------------------------------------------------------------
Balance, end of year                       $ 11,117      $ 10,239      $  8,749
================================================================================

The following is a summary of information pertaining to impaired loans as of December 31:


(dollars in thousands)                                        2001        2000
--------------------------------------------------------------------------------
Impaired loans without a valuation allowance             $      608    $     48
Impaired loans with a valuation allowance                     5,009       5,843
--------------------------------------------------------------------------------
Total impaired loans                                     $    5,617    $  5,891
================================================================================
Valuation allowance related to impaired loans            $    1,309    $  1,037
================================================================================

(dollars in thousands)                            2001        2000        1999
--------------------------------------------------------------------------------
Average investment in impaired loans            $ 7,561  $    3,612    $    911
Interest income recognized on impaired loans        230         397         167
Interest income recognized on a cash basis on       230         397         167
  impaired loans
================================================================================

The Company is also committed to lend an additional $120,000 for letters of credit to one customer.


Note 5 - Loan Servicing:
------------------------

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of mortgage loans serviced for others were $24,382,000 and $31,146,000 at December 31, 2001 and 2000, respectively.

Custodial escrow balances maintained in connection with the foregoing portfolio of loans serviced for others, and included in demand deposits, were approximately $84,000 and $107,000 at December 31, 2001 and 2000, respectively. The balance of mortgage servicing rights was $150,000 and $178,000 at December 31, 2001 and 2000, respectively.

Note 6 - Premises and Equipment:
--------------------------------

Premises and equipment at December 31, 2001 and 2000 is summarized as follows:

(dollars in thousands)               2001             2000
------------------------------------------------------------
Land                                $ 3,503          $ 3,737
Buildings                            15,952           16,391
Furniture, fixtures and equipment    16,050           15,184
------------------------------------------------------------
Total premises and equipment         35,505           35,312
Less accumulated depreciation        16,050           13,847
------------------------------------------------------------
Total premises and equipment, net   $19,455          $21,465
============================================================


Depreciation expense was $2,559,000, $2,670,000 and $2,615,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

The Company actively engages in leasing office space that it has available. Leases have different terms ranging from monthly rental to ten-year leases. At December 31, 2001, the monthly lease income was $24,000 per month. Total lease income for 2001, 2000 and 1999 was $288,000, $394,000 and $439,000,
respectively. Income from leases was reported as a reduction in occupancy and equipment expense. The total allocated cost of the portion of the buildings held for lease at December 31, 2001 and 2000 was $1,542,000 and $1,570,000,
respectively, with related accumulated depreciation of $588,000 and $471,000, respectively.

The Company leases certain branch offices, land and ATM facilities through noncancellable operating leases with terms that range from one to twenty years, with renewal options thereafter. Total rent expense for the years ended December 31, 2001, 2000, and 1999 amounted to $674,000, $548,000 and $570,000, respectively.

Minimum future annual rent commitments under these agreements for the indicated periods follow:


(dollars in thousands)                                                 Amount
--------------------------------------------------------------------------------
         Year Ending December 31,
         2002                                                         $  627
         2003                                                            466
         2004                                                            333
         2005                                                            286
         2006 and thereafter                                             473
--------------------------------------------------------------------------------
         Total                                                        $2,185
================================================================================

Note 7 - Deposits:
------------------

Certificates of deposit with a balance of $100,000 and over were $153,948,000 and $141,090,000 at December 31, 2001 and 2000, respectively.

A schedule of maturities of certificates of deposit is as follows:


(dollars in thousands)                                                  Amount
--------------------------------------------------------------------------------
Year Ending December 31,
        2002                                                            $403,598
        2003                                                              85,152
        2004                                                              22,951
        2005                                                               7,851
        2006 and thereafter                                               14,518
--------------------------------------------------------------------------------
        Total                                                           $534,070
================================================================================

Note 8 - Short-Term Borrowings:
-------------------------------

Short-term borrowings at December 31, 2001 and 2000 are summarized as follows:


(dollars in thousands)                                       2001         2000
--------------------------------------------------------------------------------
Securities sold under agreements to repurchase             $ 8,089       $     -
Federal Home Loan Bank advances                                  -        54,000
Bank line of credit                                          4,250             -
--------------------------------------------------------------------------------
Total short-term borrowings                                $12,339       $54,000
================================================================================

Securities sold under agreements to repurchase, which are classified as secured borrowings, generally mature daily. Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction. The Company may be required to provide additional collateral based on the fair value of the underlying securities.

The short-term borrowings at December 31, 2001 consist of a bank line of credit secured by stock of the Bank, with 90-day maturity terms, at fixed interest rates ranging from 2.90% to 3.38%. The short-term borrowings at December 31, 2000 consist of FHLB advances with terms ranging from 7 to 14 days, at fixed interest rates ranging from 6.39% to 6.42%.

(dollars in thousands)                    2001         2000         1999
--------------------------------------------------------------------------
Outstanding at December 31              $12,339      $54,000      $83,000
Maximum month-end outstandings           52,058       88,500       83,000
Average daily outstandings               13,508       65,831       26,010
Average rate during the year               4.57%        6.45%        6.40%
Average rate at year end                   2.57%        6.40%        5.71%
==========================================================================

Note 9 - Long-Term Debt:
------------------------

Long-term debt at December 31, 2001 and 2000 is summarized as follows:

(dollars in thousands)                                         2001      2000
--------------------------------------------------------------------------------
Federal Home Loan Bank fixed rate notes at:
5.0 to 5.99%                                                 $    237   $  3,968
6.0 to 6.99%                                                   27,205     28,593
7.0 to 7.99%                                                    3,995     19,057
Union Planters Bank, $15MM variable rate line of credit             -      9,225
--------------------------------------------------------------------------------
Total long-term debt                                         $ 31,437   $ 60,843
================================================================================

FHLB advance repayments are amortized over periods ranging from fifteen to thirty years, and have a balloon feature at maturity. Advances are collateralized by a blanket pledge of mortgage loans and a secondary pledge of FHLB stock and FHLB demand deposits. Total additional advances available from the FHLB at December 31, 2001 were $205,485,000 under the blanket floating lien and $85,162,000 with a pledge of investment securities.

Advances and long-term debt at December 31, 2001 have maturities in future years as follows:

(dollars in thousands)                                                   Amount
--------------------------------------------------------------------------------
Year Ending December 31,
        2002                                                             $ 7,557
        2003                                                                   -
        2004                                                                   -
        2005                                                               9,081
        2006 and thereafter                                               14,799
--------------------------------------------------------------------------------
        Total                                                            $31,437
================================================================================

Note 10 - Income Taxes:
-----------------------

The provision for income tax expense consists of the following:

                                           Years Ended December 31,
---------------------------------------------------------------------
(dollars in thousands)                    2001      2000      1999
---------------------------------------------------------------------
Current expense:
Federal                                   $8,119    $7,653    $7,080
State                                          3       (68)      201
---------------------------------------------------------------------
Total current expense                      8,122     7,585     7,281
Deferred federal expense                     107       (71)   (1,143)
---------------------------------------------------------------------
Total income tax expense                  $8,229    $7,514    $6,138
=====================================================================


There was a balance due of federal income taxes of $108,000 at December 31, 2001 and $453,000 at December 31, 2000.

The provision for federal income taxes differs from the amount computed by applying the federal income tax statutory rate of 35 percent on income from operations as indicated in the following analysis.

                                                             Years Ended December 31,
---------------------------------------------------------------------------------------
(dollars in thousands)                                2001         2000          1999
----------------------------------------------------------------------------------------
Federal tax based on statutory rate                 $ 7,958       $ 7,171       $ 5,483
Increase (decrease) resulting from:
  Effect of tax-exempt income                          (374)         (113)         (136)
  Amortization of acquisition intangibles               376           416           457
  Interest and other nondeductible expenses              83            38            40
  Nondeductible ESOP expense                            242            56           148
  State income tax on non-bank entities                   3           (74)          201
  Other                                                 (59)           20            64
  Benefit from change in deferred tax valuation
     allowance                                           --            --          (119)
----------------------------------------------------------------------------------------
  Income tax expense                                $ 8,229       $ 7,514       $ 6,138
========================================================================================
Effective rate                                         36.2%         36.7%         39.2%
========================================================================================

The net deferred tax asset (liability) at December 31, 2001 and 2000 is as follows:

(dollars in thousands)                                     2001          2000
--------------------------------------------------------------------------------
Deferred tax asset:
  Allowance for loan losses                               $ 3,168       $ 3,019
  Deferred directors' fees                                    106           108
  Net operating loss carryover                                 --           182
  Deferred compensation                                       225           233
  Unrealized loss on investments classified as                 --         1,235
   available for sale
  Other                                                        22           360
--------------------------------------------------------------------------------
    Subtotal                                                3,521         5,137
--------------------------------------------------------------------------------
Deferred tax liability:
  FHLB stock                                                 (914)       (1,202)
  Premises and equipment                                   (1,807)       (1,840)
  Unrealized gain on investments classified as
    available for sale                                       (398)           --
  Other                                                       (72)          (25)
--------------------------------------------------------------------------------
    Subtotal                                               (3,191)       (3,067)
--------------------------------------------------------------------------------
Deferred tax asset, net                                   $   330       $ 2,070
================================================================================


A summary of the changes in the net deferred tax asset (liability) for the years ended December 31, 2001 and 2000 is as follows:

(dollars in thousands)                                          2001     2000
--------------------------------------------------------------------------------
Balance, beginning                                            $ 2,070  $  4,600
Deferred tax expense, charged to operations                      (107)       71
Unrealized gain (loss) on available for sale securities,
 charged to equity                                             (1,633)   (2,601)
--------------------------------------------------------------------------------
Balance, ending                                               $   330  $  2,070
================================================================================

Retained earnings at December 31, 2001 and 2000 included approximately $14,791,000 accumulated prior to January 1, 1987 for which no provision for federal income taxes has been made. If this portion of retained earnings is used in the future for any purpose other than to absorb bad debts, it will be added to future taxable income.

Note 11 - Earnings Per Share:
-----------------------------

Weighted average shares of common stock outstanding for basic EPS excludes the weighted average shares not released by the Employee Stock Ownership Plan ("ESOP") of 179,007, 235,748 and 295,517 shares at December 31, 2001, 2000 and
1999, respectively and the weighted average unvested shares in the Recognition and Retention Plan ("RRP") of 172,573, 187,454 and 231,282 shares at December 31, 2001, 2000 and 1999, respectively. Shares not included in the calculation of diluted EPS because they are anti-dilutive were stock options of 44,283, 238,507 and 151,865 and RRP grants of 6,026, 73,500 and 54,000 at December 31, 2001,
2000 and 1999, respectively. The following sets forth the computation of basic net income per common share and diluted net income per common share.

                                                                      Years Ended December 31,
-------------------------------------------------------------------------------------------------------
                                                              2001               2000           1999
-------------------------------------------------------------------------------------------------------
Numerator:
   Income applicable to common shares                    $14,508,000        $12,975,000     $ 9,529,000
=======================================================================================================
Denominator:
   Weighted average common shares
      outstanding                                          5,843,861          6,056,148       6,144,081
   Effect of dilutive securities:
      Stock options outstanding                              267,618             46,821          79,188
      RRP grants                                              31,479             10,602          17,435
-------------------------------------------------------------------------------------------------------
   Weighted average common shares outstanding -
      assuming dilution                                    6,142,958          6,113,571       6,240,704
=======================================================================================================
Earnings per common share                                $      2.48        $      2.14     $      1.55
Earnings per common share - assuming dilution            $      2.36        $      2.12     $      1.53
=======================================================================================================

Note 12 - Capital Requirements and Other Regulatory Matters:
------------------------------------------------------------

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to average assets. Management believes, as of December 31, 2001 and 2000, that the Company and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2001, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leveraged ratios as set forth in the following table. There are no conditions or events since the notification that management believes have changed the Bank's category. The Company's and the Bank's actual capital amounts and ratios as of December 31, 2001 and 2000 are also presented in the table.


                                  Actual            Minimum     Well Capitalized
--------------------------------------------------------------------------------
(dollars in thousands)      Amount     Ratio    Amount   Ratio   Amount   Ratio
--------------------------------------------------------------------------------
December 31, 2001
-----------------
Tier 1 leverage capital:
   IBERIABANK Corp.        $ 98,011    6.95%   $56,406    4.00%  $   N/A    N/A%
   IBERIABANK               101,886    7.23     56,365    4.00    70,457   5.00

Tier 1 risk-based capital:
   IBERIABANK Corp.          98,011    9.96     39,368    4.00       N/A    N/A
   IBERIABANK               101,886   10.35     39,364    4.00    59,047   6.00

Total risk-based capital:
   IBERIABANK Corp.         109,128   11.09     78,736    8.00       N/A    N/A
   IBERIABANK               113,003   11.48     78,729    8.00    98,411  10.00

December 31, 2000
-----------------
Tier 1 leverage capital:
   IBERIABANK Corp.        $ 90,487    6.67%   $54,239   4.00%  $   N/A     N/A%
   IBERIABANK                97,649    7.22     54,109   4.00    67,636    5.00

Tier 1 risk-based capital:
   IBERIABANK Corp.          90,487   10.05     35,998   4.00       N/A     N/A
   IBERIABANK                97,649   10.86     35,980   4.00    53,970    6.00

Total risk-based capital:
   IBERIABANK Corp.         100,726   11.19     71,996   8.00       N/A     N/A
   IBERIABANK               107,888   11.99     71,960   8.00    89,950   10.00
================================================================================

Note 13 - Benefit Plans:
------------------------

401(k) Profit Sharing Plan
--------------------------

The Company has a 401(k) Profit Sharing Plan covering substantially all of its employees. Annual employer contributions to the Plan are set by the Board of Directors. No contributions were made by the Company for the years ended December 31, 2001, 2000 and 1999. The Plan provides, among other things, that participants in the Plan be able to direct the investment of their account balances within the Profit Sharing Plan into alternative investment funds. Participant deferrals under the salary reduction election may be matched by the employer based on a percentage to be determined annually by the employer.

Employee Stock Ownership Plan
-----------------------------

In 1995, the Company established an ESOP for the benefit of all eligible employees of the Bank. The leveraged ESOP is accounted for in accordance with American Institute of Certified Public Accountants ("AICPA") Statement of Procedures ("SOP") 93-6, Employers' Accounting for Employee Stock Ownership Plans.

Full-time employees of the Bank who have been credited with at least 1,000 hours of service during a 12-month period and who have attained age 21 are eligible to participate in the ESOP. It is anticipated that contributions will be made to the plan in amounts necessary to amortize the debt to the Company over a period of 10 years.

Under SOP 93-6, unearned ESOP shares are not considered outstanding and are shown as a reduction of shareholders' equity as unearned compensation. Dividends on unallocated ESOP shares are considered to be compensation expense. The Company will recognize compensation cost equal to the fair value of the ESOP shares during the periods in which they become committed to be released. To the extent that the fair value of the Company's ESOP shares differ from the cost of such shares, this differential will be credited to equity. The Company will receive a tax deduction equal to the cost of the shares released. As the loan is internally leveraged, the loan receivable from the ESOP to the Company is not reported as an asset nor is the debt of the ESOP shown as a Company liability. Dividends on allocated shares have been used to pay the ESOP debt.

Compensation cost related to the ESOP for the years ended December 31, 2001, 2000 and 1999 was $1,238,000, $741,000 and $1,031,000, respectively. The fair value of the unearned ESOP shares, using the closing quoted market price per share at year end was approximately $4,217,000 and $4,495,000 at December 31, 2001 and 2000, respectively.

A summary of the ESOP share allocation as of December 31 of the year indicated is as follows:


                                                        2001         2000      1999
-------------------------------------------------------------------------------------
Shares allocated beginning of year                   343,029      304,067    246,995
Shares allocated during year                          54,539       58,183     61,819
Shares distributed during the year                   (41,779)     (19,221)    (4,747)
------------------------------------------------------------------------------------
Total allocated shares held by ESOP at year end      355,789      343,029    304,067
Unreleased shares                                    152,118      206,657    264,840
------------------------------------------------------------------------------------
Total ESOP shares                                    507,907      549,686    568,907
====================================================================================

Stock Option Plans
------------------

The Company issues stock options under various plans to directors, officers, other key employees and consultants. The option exercise price cannot be less than the fair value of the underlying common stock as of the date of the option grant and the maximum option term cannot exceed ten years. The stock options granted have vesting periods from two to seven years. Compensation expense in 2001, 2000 and 1999 related to the stock option plans was not material. At December 31, 2001 future awards of 473,826 shares could be made under the stock option plans.

The stock option plans also permit the granting of Stock Appreciation Rights ("SAR's"). SAR's entitle the holder to receive, in the form of cash or stock, the increase in the fair value of Company stock from the date of grant to the date of exercise. No SAR's have been issued under the plans.

The following table summarizes the activity related to stock options:

                                                       Options       Weighted Average
                                                     Outstanding      Exercise Price
----------------------------------------------------------------------------------
At January 1, 1999                                     687,134           $   17.04
  Granted                                              287,000               17.40
  Canceled                                             (91,416)              18.57
  Exercised                                            (13,371)              15.88
----------------------------------------------------------------------------------
At December 31, 1999                                   869,347               17.02
  Granted                                              105,100               13.93
  Canceled                                             (50,632)              17.47
  Exercised                                                  -                   -
----------------------------------------------------------------------------------
At December 31, 2000                                   923,815               16.64
  Granted                                              199,833               25.92
  Canceled                                             (63,981)              17.94
  Exercised                                            (48,781)              16.48
----------------------------------------------------------------------------------
At December 31, 2001                                 1,010,886               18.40
==================================================================================
Exerciseable at December 31, 1999                      299,748           $   16.51
Exerciseable at December 31, 2000                      381,258           $   16.54
Exerciseable at December 31, 2001                      447,806           $   16.57
==================================================================================

The following table presents the weighted average remaining life as of December 31, 2001 for options outstanding within the stated exercise prices:



                                 Outstanding                    Exerciseable
--------------------------------------------------------------------------------
                                 Weighted   Weighted                 Weighted
Exercise               Number    Average    Average       Number     Average
Price Range            of        Exercise   Remaining      of        Exercise
Per Share              Options   Price      Life         Options      Price
--------------------------------------------------------------------------------
$13.38 to $15.06       199,822   $13.76     8.1 years      47,030     $13.78
$15.88                 431,403   $15.88     4.4 years     327,048     $15.88
$16.31 to $19.75        58,500   $18.28     7.0 years      25,786     $18.19
$20.25 to $25.00       135,500   $22.43     7.5 years      37,712     $22.36
$25.13 to $29.55       185,661   $26.36     9.1 years      10,230     $26.31
================================================================================



In October 1995, the FASB issued FAS 123, which requires disclosure of the compensation cost for stock-based incentives granted after January 1, 1995 based on the fair value at grant date for awards. Applying FAS 123 would result in pro forma net income and earnings per share amounts as follows:


(dollars in thousands)                  2001        2000         1999
----------------------------------------------------------------------
Net income:
 As reported                          $14,508      $12,975     $ 9,529
 Pro forma                            $13,847      $12,530     $ 9,229

Earnings per share:
 As reported - basic                  $  2.48      $  2.14     $  1.55
              diluted                 $  2.36      $  2.12     $  1.53
 Pro forma   - basic                  $  2.37      $  2.07     $  1.50
              diluted                 $  2.25      $  2.05     $  1.48
======================================================================

The fair value of each option is estimated on the date of grant using an option-pricing model with the following weighted average assumptions used for 2001, 2000 and 1999 grants: dividend yields of 2.64, 4.21 and 3.31 percent; expected volatility of 29.91, 25.53 and 26.13 percent; risk-free interest rate of 5.30, 6.35 and 5.97 percent; and expected lives of 8.5 years for all options. The weighted average fair value per share at the date of grant for shares granted during 2001, 2000 and 1999 was $8.54, $3.46 and $4.60, respectively.

Restricted Stock Plans
----------------------

The Company established the RRP for certain officers and directors during the year ended December 31, 1996. A supplemental stock benefit plan adopted in 1999 can also make grants of restricted stock. The cost of the shares of restricted stock awarded under these plans is recorded as unearned compensation, a contra equity account. The fair value of the shares on the date of award is recognized as compensation expense over the vesting period, which is generally seven years. The holders of the restricted stock receive dividends and have the right to vote the shares. For the years ended December 31, 2001, 2000 and 1999 the amount included in compensation expense was $479,000, $612,000 and $717,000 respectively. At December 31, 2001, 76,398 shares were available in the RRP plan for future awards. The weighted average grant date fair value of the restricted stock granted during the years ended December 31, 2001, 2000 and 1999 was $28.00, $14.49 and $18.14, respectively. A summary of the changes in awarded shares follows:

                                         2001            2000            1999
--------------------------------------------------------------------------------
Balance, beginning of year             132,280          155,754         136,695
Granted                                  4,313           13,600          95,500
Forfeited                              (17,008)          (5,142)        (32,060)
Earned and issued                      (28,618)         (31,932)        (44,381)
--------------------------------------------------------------------------------
Balance, end of year                    90,967          132,280         155,754
================================================================================

Note 14 - Related Party Transactions:
-------------------------------------

In the ordinary course of business, the Bank has granted loans to executive officers and directors and their affiliates amounting to $1,213,000 and $618,000 at December 31, 2001 and 2000, respectively. During the year ended December 31, 2001, total principal additions were $920,000 and total principal payments were $325,000.

Note 15 - Financial Instruments With Off-Balance Sheet Risks, Commitments and
-----------------------------------------------------------------------------
Contingencies:
--------------

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

At December 31, 2001 and 2000, the Company had the following financial instruments outstanding, whose contract amounts represent credit risk:


                                                     Contract Amount
----------------------------------------------------------------------
(dollars in thousands)                             2001         2000
----------------------------------------------------------------------
Commitments to grant loans                      $ 18,278      $ 21,971
Unfunded commitments under lines of credit       149,077       167,659
Commercial and standby letters of credit           2,212         1,925
======================================================================

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

Unfunded commitments under commercial lines-of-credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines-of- credit usually do not contain a specified maturity date and may not be drawn upon to the total extent to which the Company is committed.

At December 31, 2001 and 2000, the Company had no investments in financial instruments or agreements whose value is linked to or derived from changes in the value of some underlying assets or index. Such instruments or agreements include futures, forward contracts, option contracts, interest-rate swap agreements and other financial arrangements with similar characteristics and are commonly referred to as derivatives.

The Company is subject to certain claims and litigation arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material effect on the consolidated financial position of the Company.

Note 16 - Fair Value of Financial Instruments:
----------------------------------------------

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. FAS 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

      Cash and Cash Equivalents: The carrying amounts of cash and short-term instruments approximate their fair value. The carrying amounts of interest-bearing deposits maturing within ninety days approximate their fair values.

      Investment Securities: Fair value equals quoted market prices and dealer quotes. The carrying value of FHLB stock approximates fair value based on the redemption provisions of the FHLB.

      Loans: The fair value of mortgage loans receivable was estimated based on present values using entry-value rates at December 31, 2001 and 2000, weighted for varying maturity dates. Other loans receivable were valued based on present values using entry-value interest rates at December 31, 2001 and 2000 applicable to each category of loans. Fair values of mortgage loans held for sale are based on commitments on hand from investors or prevailing market prices.

      Deposits: The fair value of NOW accounts, money market deposits and savings accounts was the amount payable on demand at the reporting date. Certificates of deposit were valued using a weighted average rate calculated based upon rates at December 31, 2001 and 2000 for deposits of similar remaining maturities.

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

The estimated fair values and carrying amounts of the Company's financial instruments are as follows:

                                       December 31, 2001        December 31,2000
-----------------------------------------------------------------------------------
                                   Carrying         Fair     Carrying        Fair
(dollars in thousands)               Amount         Value      Amount        Value
-----------------------------------------------------------------------------------
Financial Assets
Cash and cash equivalents          $   51,681   $   51,681  $   34,541   $   34,541
Investment securities                 321,907      321,941     344,545      344,147
Federal Home Loan Bank stock            5,600        5,600       7,997        7,997
Loans and loans held for sale, net    960,765      990,079     933,633      928,967

Financial Liabilities
Deposits                           $1,237,394   $1,245,014  $1,143,187   $1,133,385
Short-term borrowings                  12,339       12,339      54,000       54,000
Long-term debt                         31,437       31,230      60,843       62,008
===================================================================================

The fair value estimates presented herein are based upon pertinent information available to management as of December 31, 2001 and 2000. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and, therefore, currrent estimates of fair value may differ significantly from the amounts presented herein.

Note 17 - Comprehensive Income:
-------------------------------

The following is a summary of the components of other comprehensive income:

                                                    Years Ended December 31,
--------------------------------------------------------------------------------
(dollars in thousands)                           2001        2000        1999
--------------------------------------------------------------------------------
Unrealized gain (loss) on securities
 available for sale, net                         $4,784     $5,674    $(11,489)
Reclassification adjustment for net (gains)
losses realized in net income                      (119)     1,759           -
--------------------------------------------------------------------------------
Other comprehensive income (loss)                 4,665      7,433     (11,489)
Income tax (expense) benefit related
to other comprehensive income                    (1,633)    (2,602)      4,016
--------------------------------------------------------------------------------
Other comprehensive income (loss), net of
 income taxes                                    $3,032     $4,831    $ (7,473)
================================================================================

Note 18 - Restrictions on Dividends, Loans and Advances:
--------------------------------------------------------

The Bank is restricted under applicable laws in the payment of dividends to an amount equal to current year earnings plus undistributed earnings for the immediately preceding year, unless prior permission is received from the Commissioner of Financial Institutions for the State of Louisiana. Dividends payable without permission by the Bank in 2002 will be limited to 2002 earnings plus an additional $236,000.

Accordingly, at January 1, 2002, $138,056,000 of the Company's equity in the net assets of the Bank was restricted. Funds available for loans or advances by the Bank to the Company amounted to $11,300,000.

Note 19 - Condensed Parent Company Only Financial Statements:
-------------------------------------------------------------

Condensed financial statements of IBERIABANK Corporation (parent company only) are shown below. The parent company has no significant operating activities.

                           Condensed Balance Sheets
                           December 31, 2001 and 2000

(dollars in thousands)                                     2001          2000
--------------------------------------------------------------------------------
Assets
Cash in bank                                             $  1,756       $    711
Investment in subsidiary                                  138,298        134,223
Other assets                                                  369          3,123
--------------------------------------------------------------------------------
Total assets                                             $140,423       $138,057
================================================================================

Liabilities and Shareholders' Equity
Liabilities                                              $  6,006       $ 11,015
Shareholders' equity                                      134,417        127,042
--------------------------------------------------------------------------------
Total liabilities and shareholders' equity               $140,423       $138,057
================================================================================


                           Condensed Statements of Income
                           December 31, 2001, 2000 and 1999


(dollars in thousands)                                   2001         2000     1999
------------------------------------------------------------------------------------
Operating income:
  Dividends from subsidiary                             $15,050     $ 9,600  $ 4,550
  Interest income                                            29          45       27
------------------------------------------------------------------------------------
Total operating income                                   15,079       9,645    4,577
------------------------------------------------------------------------------------
Operating expenses:
  Interest expense                                          172         563      263
  Other expenses                                          1,049       1,072    2,489
------------------------------------------------------------------------------------
Total operating expenses                                  1,221       1,635    2,752
------------------------------------------------------------------------------------
Income before income tax expense and increase
  in equity in undistributed earnings of subsidiary      13,858       8,010    1,825
Income tax benefit                                          414         620      800
------------------------------------------------------------------------------------
Income before increase in equity in undistributed
  earnings of subsidiary                                 14,272       8,630    2,625
Increase in equity in undistributed
  earnings of subsidiary                                    236       4,345    6,904
------------------------------------------------------------------------------------
Net Income                                              $14,508     $12,975  $ 9,529
====================================================================================




                          Condensed Statements of Cash Flows
                     Years Ended December 31, 2001, 2000 and 1999



(dollars in thousands)                                     2001          2000       1999
--------------------------------------------------------------------------------------------
Cash Flows from Operating Activities:
Net income                                              $ 14,508      $ 12,975      $  9,529
Adjustments to reconcile net income to net cash
 provided by operating activities:
Increase in equity in net income of subsidiary              (236)       (4,345)       (6,904)
Noncash compensation expense                                 479           579           795
Other, net                                                 2,955        (2,355)          901
--------------------------------------------------------------------------------------------
Net Cash Provided by Operating Activities                 17,706         6,854         4,321
--------------------------------------------------------------------------------------------

Cash Flows from Investing Activities:
Net Cash Provided by (Used in) Investing Activities           --            --            --
--------------------------------------------------------------------------------------------
Cash Flows from Financing Activities:
Dividends paid to shareholders                            (3,981)       (3,817)       (3,810)
Capital contributed to subsidiary                           (152)         (175)       (2,184)
(Payments on) proceeds from long-term debt                (9,225)        1,650         7,575
Net change in short-term borrowings                        4,250            --            --
Payments received from ESOP                                  578           655           738
Payments to repurchase common stock                       (8,414)       (5,377)       (7,045)
Proceeds from sale of treasury stock                         283            --           212
--------------------------------------------------------------------------------------------
Net Cash Used in Financing Activities                    (16,661)       (7,064)       (4,514)
--------------------------------------------------------------------------------------------
Net Increase (Decrease) in Cash and Cash Equivalents       1,045          (210)         (193)
Cash and Cash Equivalents at Beginning of Period             711           921         1,114
--------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Period              $  1,756      $    711      $    921
============================================================================================

Note 20 - Quarterly Results of Operations (unaudited):
------------------------------------------------------




(dollars in thousands, except per    First        Second     Third     Fourth
share data)                          Quarter      Quarter    Quarter   Quarter
--------------------------------------------------------------------------------
Year Ended December 31, 2001
----------------------------

Total interest income                $25,762     $25,824     $25,222     $23,560
Total interest expense                13,030      12,314      11,626       9,048
--------------------------------------------------------------------------------
Net interest income                   12,732      13,510      13,596      14,512
Provision for loan losses                714         896       1,088       2,348
--------------------------------------------------------------------------------
Net interest income after
 provision for loan losses            12,018      12,614      12,508      12,164

Noninterest income                     3,248       3,744       3,673       4,479
Noninterest expense                    8,921       9,863       9,622      10,154
Goodwill amortization                    798         792         784         777
--------------------------------------------------------------------------------
Income before income taxes             5,547       5,703       5,775       5,712
Income tax expense                     2,056       2,116       2,111       1,946
--------------------------------------------------------------------------------
Net Income                           $ 3,491     $ 3,587     $ 3,664     $ 3,766
================================================================================
Earnings per share - basic           $  0.59     $  0.61     $  0.62     $  0.66
================================================================================
Earnings per share - diluted         $  0.57     $  0.58     $  0.59     $  0.63
================================================================================


Year Ended December 31, 2000
----------------------------

Total interest income                $24,633     $25,823     $26,821     $26,689
Total interest expense                12,284      12,883      13,695      13,868
--------------------------------------------------------------------------------
Net interest income                   12,349      12,940      13,126      12,821
Provision for loan losses                481         604         811       1,965
--------------------------------------------------------------------------------
Net interest income after
 provision for loan losses            11,868      12,336      12,315      10,856

Noninterest income                     3,181       3,124       3,241       3,272
Noninterest expense                    9,514       9,662       9,281       7,980
Goodwill amortization                    828         820         813         806
--------------------------------------------------------------------------------
Income before income taxes             4,707       4,978       5,462       5,342
Income tax expense                     1,752       1,858       2,036       1,868
--------------------------------------------------------------------------------
Net Income                           $ 2,955     $ 3,120     $ 3,426     $ 3,474
================================================================================
Earnings per share - basic           $  0.48     $  0.51     $  0.56     $  0.58
================================================================================
Earnings per share - diluted         $  0.48     $  0.51     $  0.56     $  0.57
================================================================================

            Advisory Board Members

              New Iberia Market
              -----------------


Taylor F. Barras                E. Stewart Shea III
Market President                Chairman

Dr. John L. Beyt                Edward P. Landry

Martha B. Brown                 Thomas R. LeBlanc

Dr. George B. Cousin            Diane Musson

David D. Daly                   Huey P. Olivier

J. David Duplantis              Glenn Jerry Ritter

Cecil A. Hymel II               John Jeffrey Simon



                 Lafayette Market
                 ----------------



Patrick J. Trahan                    Elaine D. Abell
Market President                     Chairman

Clay M. Allen                        George E. Fleming

Bennett Boyd Anderson, Jr.           Charles T. Goodson

Charles Theodore Beaullieu, Sr.      Robert D. Lowe

Dr. Charles W. Boustany,  Jr.        Frank X. Neuner, Jr.

Dr. Edward F. Breaux                 James Michael Pool, Sr

Richard D. Chappuis, Jr.             Dwight S. Ramsay

James M. Doyle                       Gail A. Romero

                                     William W. Rucks III




               New Orleans Market
               ------------------


Michael J. Brown                John N. Casbon
Market President                Chairman

John D. Becker                  Erik L. Johnsen

Darryl D. Berger                William H. Langenstein III

Donald T. Bollinger             William M. Metcalf, Jr.

John D. Charbonnet              J. Cornelius Rathborne

David L. Ducote                 James J. Reiss, Jr.

James P. Favrot                 John Benton Smallpage

John D. Georges                 Stephen F. Stumpf

William F. Grace, Jr.           Steven W. Usdin

                                David R. Voelker



Special thanks to C.F. Fenstermaker and Associates for the Louisiana map and to the University of Louisiana at Lafayette students for assistance in the creation of our annual report theme. Students include: Leah Bueche, Annie Caillouet, Brooke Comeaux, Christin Courtois, Nichole Credeur, Dionne Davis, Brooks Dufrene, Melissa Dupuis, Sarah Genovese, Jackie Graves, Claire Hardy, Blair Haynie, Richella Holmes, Julie Landreneau, Carrie Legrand, Alisha Mallet, April McIdoo, Erin Pate, Shasta Plauche, Monique Siener, Tricia Thriffiley, Kim-Xung Tran, and Darrell Traugott.

Directors and Executive Officers

Board of Directors
IBERIABANK Corporation

William H. Fenstermaker
Chairman of the Board,
IBERIABANK Corporation
President and Chief Executive Officer,
C.H. Fenstermaker and Associates, Inc.

E. Stewart Shea III
Vice Chairman of the Board,
IBERIABANK Corporation
Managing Partner, The Bayou Companies, L.L.C.
Managing Partner, Bayou Coating, L.L.C.

Elaine D. Abell
Attorney, private practice

Harry V. Barton, Jr.
Certified Public Accountant

Ernest P. Breaux
Regional Operating Officer - Region I,
Integrated Electrical Services

Cecil C. Broussard
Associate Broker, Absolute Realty, Inc.

Daryl G. Byrd
President and Chief Executive Officer,
IBERIABANK Corporation

John N. Casbon
Executive Vice President,
First American Title Insurance Company
CEO and President, First American Transportation
Title Insurance Company

Larrey G. Mouton
Owner and Manager,
Mouton Financial Services, L.L.C.

Jefferson G. Parker
Senior Vice President, Institutional Equities,
Howard Weil, a division of Legg Mason
Wood Walker, Inc.



Executive Officers
IBERIABANK Corporation and IBERIABANK

Daryl G. Byrd
President and Chief Executive Officer

Michael J. Brown
Senior Executive Vice President,
Chief Credit Officer

John R. Davis
Senior Executive Vice President,
Finance and Retail Strategy

George J. Becker III
Executive Vice President,
Corporate Secretary

Marilyn W. Burch
Executive Vice President,
Chief Financial Officer



Market Presidents
IBERIABANK

Taylor F. Barras
New Iberia and Community Banks

Michael J. Brown
New Orleans

Stephen E. Durrett
Northeast Louisiana

Patrick J. Trahan
Lafayette

Corporate
   Information

CORPORATE HEADQUARTERS
IBERIABANK Corporation
1101 East Admiral Doyle Drive
New Iberia, LA 70560
(337) 365-2361

CORPORATE MAILING ADDRESS
P.O. Box 12440
New Iberia, LA 70562-2440

INTERNET ADDRESS
www.iberiabank.com

ANNUAL MEETING OF SHAREHOLDERS
IBERIABANK Corporation Annual Meeting of Shareholders will be held on Wednesday, May 1, 2002 at 10:00 a.m. at the Pan-American Life Media & Conference Center, located at 601 Poydras Street, 11th Floor, New Orleans, LA.

SHAREHOLDER ASSISTANCE
Shareholders requesting a change of address, records or information about lost certificates should contact:

Investor Relations
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
(800) 368-5948
www.invrelations@RTCO.com

FOR INFORMATION
Copies of the Company's financial reports, including forms 10-K and 10-Q, are available without cost by sending a written request to Investor Relations at the corporate mailing address noted above. This and other information regarding IBERIABANK Corporation and IBERIABANK may be accessed from our web site. In addition, shareholders and others may contact:

Daryl G. Byrd
President and CEO
(337) 267-4458, Ext. 4708

John R. Davis
Senior Executive Vice President
(919) 676-7641

STOCK INFORMATION
                               Market Price
                      -------------------------    Dividends
2000                    High     Low    Closing    Declared
-------------------------------------------------------------
First Quarter         $14.00   $11.31    $13.50      $0.16
Second Quarter        $15.63   $12.75    $15.38      $0.16
Third Quarter         $18.31   $14.88    $18.31      $0.17
Fourth Quarter        $21.75   $17.38    $21.75      $0.17

                               Market Price
                      -------------------------    Dividends
2001                    High     Low    Closing    Declared
-------------------------------------------------------------
First Quarter         $26.25   $20.38    $23.88      $0.17
Second Quarter        $29.55   $23.06    $29.55      $0.17
Third Quarter         $30.13   $25.90    $28.60      $0.18
Fourth Quarter        $28.75   $26.15    $27.72      $0.18

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

To enroll in the IBERIABANK Corporation Dividend Reinvestment Plan, shareholders must have their stock certificate numbers and complete an enrollment form. A summary of the plan and enrollment forms are available from the Registrar and Transfer Company at the address provided under Shareholder Assistance.