Form 10-K, Exhibit 13
period 2004-12-31
IBERIABANK CORP
filed 2005-03-16
CIK 933141

Exhibit 13

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is intended to assist readers in understanding the consolidated financial condition and results of operations of IBERIABANK Corporation (the “Company”) and its subsidiary as of December 31, 2003 and 2004 and for the years ended December 31, 2002 through 2004. This review should be read in conjunction with the audited consolidated financial statements, accompanying footnotes and supplemental financial data included herein.

OVERVIEW

The Company’s net income for 2004 totaled $27.3 million, or $3.76 per share on a diluted basis. This is a 10% increase over the $3.42 per share, or $23.6 million earned for 2003. Earnings performance for 2004 was influenced by the acquisitions of Alliance Bank of Baton Rouge (“Alliance”) in the first quarter of 2004 and Acadiana Bancshares, Inc. (“Acadiana”) in the first quarter of 2003, and other factors, the key components of which are summarized below.

•	Total assets at December 31, 2004 were $2.4 billion, up $332.8 million, or 15.7%, from $2.1 billion at December 31, 2003. This growth level is the result of strong organic growth through new and deepened client relationships amounting to $260.6 million as well as the $72.2 million asset base obtained through the Alliance acquisition. Shareholders’ equity increased by $25.0 million, or 12.8%, from $195.2 million at December 31, 2003 to $220.2 million at December 31, 2004.

•	Total loans at December 31, 2004 were $1.7 billion, an increase of $238.3 million, or 16.9%, from $1.4 billion at December 31, 2003. The increase from year end 2003 is reflective of internally generated growth of $184.6 million and the $53.7 million loan base acquired from Alliance.

•	Total customer deposits increased $184.4 million, or 11.6%, from $1.6 billion at December 31, 2003 to $1.8 billion at December 31, 2004. The increase from year end 2003 is the result of strong organic growth amounting to $122.6 million, as well as $61.8 million in customer deposits obtained through the Alliance acquisition.

•	Net interest income for the year increased $7.0 million, or 10.3%, in 2004 versus 2003. This increase is largely attributable to increased volume. The corresponding net interest margin ratio on a tax-equivalent basis declined to 3.60% from 3.89% for the years ended December 31, 2004 and 2003, respectively, due to competitive pricing and the re-pricing mix of the Company’s assets and liabilities. Additionally, the Acadiana and Alliance acquisitions resulted in increased net interest income, but a reduction of the margin as a result of marking the acquired asset and liability mixes to current yields.

•	Noninterest income increased $153,000, or 0.7%, for 2004 as compared to 2003. Increases in service charge revenues on deposit accounts and gains on sales of investment securities and other revenue enhancement initiatives were largely offset by declines in gains on the sale of mortgage loans.

•	Noninterest expense increased by $4.3 million, or 8.4%, for 2004 as compared to 2003. This increase was primarily due to higher compensation expense as a result of additional staff related to the Acadiana and Alliance acquisitions, as well as strategic hires over the past 18 months.

•

Due to continued improvement in credit quality, the Company has been able to reduce the provision for loan losses from $6.3 million during 2003 to $4.0 million during 2004. As of December 31, 2004, the allowance for loan losses as a percent of total loans was 1.22%, compared to 1.29% at December 31, 2003. Net charge-offs for 2004 were $2.7 million, or 0.18%, of average loans on an annualized basis, compared to $3.6 million, or 0.28%, a year earlier. The coverage of net charge-offs by the provision for loan losses was 1.47 times in 2004 and 1.75 times in 2003. The coverage of nonperforming assets by the allowance for loan losses was 3.27 times at the end of 2004, as compared to 2.51 times at December 31, 2003.

•	The Company completed the acquisition of Alliance in February 2004. The acquisition expanded the Company’s presence into Baton Rouge, Louisiana. At the time of acquisition, Alliance had total assets of $72 million, loans of $54 million, deposits of $62 million and shareholders’ equity of $10 million.

•	In September 2004, the Company announced a definitive merger agreement with American Horizons Bancorp, Inc. (“American Horizons”) of Monroe, Louisiana. The transaction was completed on January 31, 2005. At December 31, 2004, American Horizons had total assets of $251 million, loans of $201 million, deposits of $193 million and shareholders’ equity of $23 million.

•	In September 2004, the Company announced the closing of its third trust preferred securities offering totaling $10 million. The trust preferred securities were issued by a newly established subsidiary of the Company, IBERIABANK Statutory Trust III, a Delaware statutory business trust. The trust preferred securities are expected to qualify as Tier I capital for regulatory purposes.

•	During 2004, the Company’s Board of Directors declared cash dividends totaling $1.06 per common share, an 18% increase compared to 2003.

The Company’s successful expansion into new Louisiana markets boosted momentum throughout 2004. This expansion included the development of a branch in Shreveport, Louisiana, our entrance into Baton Rouge, Louisiana with the acquisition of Alliance in the first quarter of 2004, the opening of a private banking branch office in New Orleans, Louisiana and the establishment of three loan production offices (“LPOs”) in Alexandria, Houma and Mandeville, Louisiana. The Company will continue to analyze the potential for growth in new and existing markets as they arise.

The Company’s continuing focus is that of a high performing institution. Management believes that improvement in core earnings drives shareholder value and has adopted a mission statement that is designed to provide guidance for management, our associates and Board of Directors regarding the sense of purpose and direction of the Company. We are very shareholder and client focused, expect high performance from our associates, believe in a strong sense of community and strive to make the Company a great place to work. Earnings guidance, based on expectations of the Company, is provided during the year through press releases, which are available on our website and also disclosed through the Form 8-K current event filings with the Securities and Exchange Commission (“SEC”).

Inherent in any organization are risks associated with the industry. The most important risk factors affecting the success of the Company are believed to be the management of loan credit risk and interest rate risk, which are discussed under their respective sections entitled “Asset Quality and Allowance for Loan Losses” and “Asset/ Liability Management and Market Risk” later in this discussion.

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

The determination of the allowance for loan losses, which represents management’s estimate of probable losses inherent in the Company’s credit portfolio, involves a high degree of judgment and complexity. The Company’s policy is to establish reserves for estimated losses on delinquent and other problem loans when it is determined that losses are expected to be incurred on such loans and leases. Management’s determination of the adequacy of the allowance is based on various factors, including an evaluation of the portfolio, past loss experience, current economic conditions, the volume and type of lending conducted by the Company, composition of the portfolio, the amount of the Company’s classified assets, seasoning of the loan portfolio, the status of past due principal and interest payments, and other relevant factors. Changes in such estimates may have a significant impact on the financial statements. For further discussion of the allowance for loan losses, see the Asset Quality and Allowance for Loan Losses section of this analysis and Note 1 to the Consolidated Financial Statements.

Generally accepted accounting principles require the Company to perform a goodwill valuation at least annually. Impairment testing of goodwill is a two step process that first compares the fair value of goodwill with its carrying amount, and second measures impairment loss by comparing the implied fair value of goodwill with the carrying amount of that goodwill. Based on management’s goodwill impairment tests, there was no impairment of goodwill in 2003 or 2004.

The Company has elected to account for its stock option plans under the intrinsic value method of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees. In accordance with APB Opinion No. 25, compensation expense relating to stock options is not reflected in net income provided the exercise price of the stock options granted equals or exceeds the market value of the underlying common stock at the date of grant. The Company’s practice has been to grant options at no less than the fair market value of the stock at the date of grant. Statement of Financial Accounting Standard (FAS) No. 123, Accounting for Stock-Based Compensation, encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. Given the Company’s election to continue with the accounting methodology in APB Opinion No. 25, management is required to provide proforma disclosures of net income and earnings per share and other disclosures, as if the fair value based method of accounting had been applied. Management utilizes the Black-Scholes option valuation model to estimate the fair value of stock options. The option valuation model requires the input of highly subjective assumptions, including the expected stock price volatility. These subjective input assumptions materially affect the fair value estimate. For additional discussion of the Company’s stock options plans, see Note 15 to the Consolidated Financial Statements.

FINANCIAL CONDITION

Earning Assets

Earning assets are composed of interest or dividend-bearing assets, including loans, securities, short-term investments and loans held for sale. Interest income associated with earning assets is the Company’s primary source of income. Earning assets averaged $2.1 billion during 2004, a $346.5 million, or 19.3%, increase compared to $1.8 billion during 2003. This is primarily the result of strong organic growth, coupled with the Acadiana and Alliance acquisitions.

The year-end mix of earning assets shown in the following chart reflects the mix between investment securities and the major loan groups.

Loans and Leases – The loan portfolio increased $238.3 million, or 16.9%, to $1.7 billion at December 31, 2004, compared to $1.4 billion at December 31, 2003. The Company’s loan to deposit ratio at December 31, 2004 and December 31, 2003 was 93.1% and 88.9%, respectively. The percentage of fixed rate loans within the total loan portfolio has decreased slightly from 69% at the end of 2003 to 65% as of December 31, 2004.

The following table sets forth the composition of the Company’s loan portfolio as of December 31 for the years indicated.

TABLE 1 – LOAN AND LEASE PORTFOLIO COMPOSITION

	December 31,
(dollars in thousands)	2004		2003		2002		2001		2000
Commercial loans:
Real estate	$419,427	25%	$352,031	25%	$254,688	25%	$228,284	24%	$196,479	21%
Business	307,614	19	201,020	14	159,339	15	117,530	12	78,986	8

Total commercial loans	727,041	44	553,051	39	414,027	40	345,814	36	275,465	29

Mortgage loans:
Residential 1-4 family	387,079	23	338,965	24	207,130	20	198,403	21	279,193	30
Construction	33,031	2	50,295	4	16,470	1	5,915	1	7,482	1

Total mortgage loans	420,110	25	389,260	28	223,600	21	204,318	22	286,675	31

Loans to individuals:
Indirect automobile	222,480	14	229,636	16	219,280	21	220,698	23	205,143	22
Home equity	213,533	13	174,740	12	122,799	12	114,056	12	108,070	11
Other	67,462	4	65,662	5	64,786	6	71,129	7	65,172	7

Total consumer loans	503,475	31	470,038	33	406,865	39	405,883	42	378,385	40

Total loans receivable	$1,650,626	100%	$1,412,349	100%	$1,044,492	100%	$956,015	100%	$940,525	100%

Commercial Loans. Commercial real estate and commercial business loans generally have shorter repayment periods and more frequent repricing opportunities than residential 1-4 family loans. Commercial loans as a percentage of total loans have increased from 39% as of December 31, 2003 to 44% as of December 31, 2004. The Company has increased its investment in commercial real estate loans from $352.0 million, or 24.9% of the total loan portfolio, as of December 31, 2003, to $419.4 million, or 25.4% of the total loan portfolio, as of December 31, 2004. The properties securing the Company’s commercial real estate loans are located in the Company’s market area, and include owner-occupied, multi-family, strip shopping centers, professional office buildings, small retail establishments and warehouses. The Company’s underwriting standards generally provide for loan terms of three to five years, with amortization schedules of no more than twenty years. Low loan-to-value ratios are maintained and usually limited to no more than 80%. As a rule, the Company obtains personal guarantees of the principals as additional security for most commercial real estate loans.

As of December 31, 2004, the Company’s commercial business loans amounted to $307.6 million, or 18.6% of the Company’s gross loan portfolio. This represents a $106.6 million, or 53.0% increase from December 31, 2003. The Company originates commercial business loans on a secured and, to a lesser extent, unsecured basis. The Company’s commercial business loans may be structured as term loans or revolving lines of credit. Term loans are generally structured with terms of no more than three to five years, with amortization schedules of no more than seven years. The Company’s commercial business term loans are generally secured by equipment, machinery or other corporate assets. The Company also provides for revolving lines of credit generally structured as advances upon perfected security interests in accounts receivable and inventory. Revolving lines of credit generally have an annual maturity. As a rule, the Company obtains personal guarantees of the principals as additional security for commercial business loans.

Mortgage Loans. Residential 1-4 family loans comprise substantially all of the Company’s mortgage loans. The vast majority of the Company’s residential 1-4 family mortgage loan portfolio is secured by properties located in its market area and originated under terms and documentation which permit their sale in the secondary market. Larger mortgage loans of private banking clients and prospects are generally retained to enhance relationships, and also due to the expected shorter durations and relatively lower servicing costs associated with loans of this size.

During 2004, the level of mortgage loan refinance activity decreased significantly from the record level of activity in 2003. The Company has continued to sell in the secondary market the majority of newly originated and refinanced conventional loans, as well as a portion of the construction loans as they moved to long-term financing. The Company also releases the servicing of these loans. This was done to reduce portfolio rate risk on loans with longer expected durations and limited cross-sell opportunities. During 2004, the mortgage loan portfolio grew by $30.9 million, or 7.9%. This growth is primarily related to credit extended to high net worth individuals through the private banking area. At December 31, 2004, $283.3 million, or 67.4%, of the Company’s residential 1-4 family mortgage and construction loans were fixed rate loans and $136.8 million, or 32.6%, were adjustable rate loans.

Consumer Loans. The Company offers consumer loans in order to provide a full range of retail financial services to its customers. The Company originates substantially all of such loans in its primary market area. At December 31, 2004, $503.5 million, or 30.5% of the Company’s total loan portfolio, was comprised of consumer loans, compared to $470.0 million, or 33.3% at the end of 2003. During 2004, the consumer loan portfolio increased $33.4 million, or 7.1%. The Company acquired $33.6 million in consumer loans as a result of the Alliance acquisition.

Indirect automobile loans comprised the largest component of the Company’s consumer loan portfolio. Independent automobile dealerships originate these loans and forward applications to Company personnel for approval or denial. The Company relies on the dealerships, in part, for loan qualifying information. To that extent, there is risk inherent in indirect automobile loans associated with fraud or negligence by the automobile dealership. To limit this risk, an emphasis is placed on established dealerships that have demonstrated reputable behavior, both within the communities we serve and through long-term relationships with the Company. The balance of indirect automobile loans decreased from $229.6 million, or 16.3% of the Company’s total loan portfolio to $222.5 million, or 13.5% at December 31, 2003 and 2004, respectively, as the Company retained its focus on prime, or low risk, paper.

Home equity loans comprised the second largest component of the Company’s consumer loan portfolio. The balance of home equity loans increased $38.8 million, or 22.2% from $174.7 million at December 31, 2003 to $213.5 million at December 31, 2004.

The remainder of the consumer loan portfolio at December 31, 2004 was composed of direct automobile loans, credit card loans and other consumer loans. At December 31, 2004, the Company’s direct automobile loans amounted to $20.1 million, or 1.2% of the Company’s total loan portfolio. The Company’s VISA and MasterCard credit card loans totaled $8.7 million, or 0.5% of the Company’s total loan portfolio at such date. The Company’s other personal consumer loans amounted to $38.7 million, or 2.3% of the Company’s total loan portfolio, at December 31, 2004.

Loan Maturities. The following table sets forth the scheduled contractual maturities of the Company’s loan portfolio at December 31, 2004, unadjusted for scheduled principal reductions, prepayments or repricing opportunities. Demand loans, loans having no stated schedule of repayments and no stated maturity and overdraft loans are reported as due in one year or less. The average life of a loan may be substantially less than the contractual terms because of prepayments. As a result, scheduled contractual amortization of loans is not reflective of the expected term of the Company’s loan portfolio. Of the loans with maturities greater than one year, approximately 75% of the value of these loans bears a fixed rate of interest.

TABLE 2 – LOAN MATURITIES BY TYPE

(dollars in thousands)	One Year Or Less	One Through Five Years	After Five Years	Total
Commercial real estate	$95,857	$238,626	$84,944	$419,427
Commercial business	150,061	94,517	63,036	307,614
Mortgage	8,461	20,559	391,090	420,110
Consumer	127,840	239,681	135,954	503,475

Total	$382,219	$593,383	$675,024	$1,650,626

Asset Quality and Allowance for Loan Losses – Over time, the loan portfolio has transitioned to be more representative of a commercial bank. Accordingly, there is recognition of the potential for a higher level of return for investors, but also of the potential for higher charge-off and nonperforming levels. In recognition of this, management has tightened underwriting guidelines and procedures, adopted more conservative loan charge-off and nonaccrual guidelines, rewritten the loan policy, developed an internal loan review function and significantly increased the allowance for loan losses. As a result, the credit quality of the Company’s assets has continued to improve as management assertively works to enhance underwriting risk/return dynamics within the loan portfolio. Management believes that historically it has recognized and disclosed significant problem loans quickly and taken prompt action in addressing material weaknesses in those credits. The Company will continue to monitor the risk adjusted level of return within the loan portfolio.

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

Loan payment performance is monitored and late charges are assessed on past due accounts. A centralized department collects delinquent loans. Every effort is made to minimize any potential loss, including instituting legal proceedings, as necessary. Commercial loans of the Company are periodically reviewed through a loan review process. All other loans are also subject to loan review through a periodic sampling process.

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

At December 31, 2004, the Company had $10.3 million of assets classified as substandard, $610,000 of assets classified as doubtful, and no assets classified as loss. At such date, the aggregate of the Company’s classified assets amounted to 0.45% of total assets.

Real estate acquired by the Company as a result of foreclosure or by deed-in-lieu of foreclosure is classified as real estate owned until sold, and is carried at the balance of the loan at the time of acquisition or at estimated fair value less estimated costs to sell, whichever is less.

Under Generally Accepted Accounting Principles, the Company is required to account for certain loan modifications or restructurings as “troubled debt restructurings.” In general, the modification or restructuring of a debt constitutes a troubled debt restructuring if the Company for economic or legal reasons related to the borrower’s financial difficulties grants a concession to the borrower that the Company would not otherwise consider under current market conditions. Debt restructurings or loan modifications for a borrower do not necessarily always constitute troubled debt restructurings, however, and troubled debt restructurings do not necessarily result in nonaccrual loans. The Company had no troubled debt restructurings as of December 31, 2004.

Nonperforming loans, defined for these purposes as nonaccrual loans plus accruing loans past due 90 days or more, totaled $5.7 million and $5.1 million at December 31, 2004 and 2003, respectively. The Company’s foreclosed property amounted to $492,000 and $2.1 million at December 31, 2004 and 2003, respectively. Nonperforming assets, which consist of nonperforming loans plus foreclosed property, were $6.2 million, or 0.25% of total assets at December 31, 2004, compared to $7.3 million, or 0.34% of total assets at December 31, 2003.

The Company has shown continuing improvement in asset quality despite annualized double-digit growth in loans. The balance of nonperforming assets as a percentage of total assets declined considerably from 0.34% at the end of 2003 to 0.25% at the end of 2004. The decrease in nonperforming assets of $1.1 million during this period was primarily due to the sale of one commercial real estate property, which was sold to a third party in January 2004. The following table sets forth the composition of the Company’s nonperforming assets, including accruing loans past due 90 or more days, as of the dates indicated.

TABLE 3 – NONPERFORMING ASSETS AND TROUBLED DEBT RESTRUCTURINGS

	December 31,
(dollars in thousands)	2004	2003	2002	2001	2000
Nonaccrual loans:
Commercial, financial and agricultural	$1,936	$1,838	$1,693	$4,088	$5,169
Mortgage	735	552	334	122	137
Loans to individuals	1,784	1,512	1,230	1,053	161

Total nonaccrual loans	4,455	3,902	3,257	5,263	5,467
Accruing loans 90 days or more past due	1,209	1,220	1,086	1,691	2,074

Total nonperforming loans(1)	5,664	5,122	4,343	6,954	7,541
Foreclosed property	492	2,134	2,267	6,009	421

Total nonperforming assets(1)	6,156	7,256	6,610	12,963	7,962
Performing troubled debt restructurings	—	—	—	—	—

Total nonperforming assets and troubled debt restructurings(1)	$6,156	$7,256	$6,610	$12,963	$7,962

Nonperforming loans to total loans(1)	0.34%	0.36%	0.42%	0.73%	0.80%
Nonperforming assets to total assets(1)	0.25%	0.34%	0.42%	0.91%	0.57%
Nonperforming assets and troubled debt restructurings to total assets(1)	0.25%	0.34%	0.42%	0.91%	0.57%

(1)	Nonperforming loans and assets include accruing loans 90 days or more past due

Allowance For Loan Losses. Based on facts and circumstances available, management of the Company believes that the allowance for loan losses was adequate at December 31, 2004 to cover any potential losses in the Company’s loan portfolio. However, future adjustments to this allowance may be necessary, and the Company’s results of operations could be adversely affected if circumstances differ substantially from the assumptions used by management in determining the allowance for loan losses. Losses in the loan portfolio, net of recoveries, are charged-off against the allowance and reduce the balance. Provisions for loan losses, which are charged against income, increase the allowance.

In determining the amount of the allowance for loan losses, management uses information from its portfolio management process, relationship managers and ongoing loan review efforts to stratify the loan portfolio into asset risk classifications and assigns a general or specific reserve allocation. The foundation for the allowance is a detailed review of the overall loan portfolio and its performance. The portfolio is segmented into homogenous pools (i.e., commercial, business banking, consumer, mortgage, indirect, and credit card), which are analyzed based on risk factors, current and historical performance and specific loan reviews (for significant loans). Consideration is given to the specific risk within these segments, the maturity of these segments (e.g., rapid growth versus fully seasoned), the Company’s strategy for each segment (e.g., growth versus maintain), and the historical loss rate for these segments both at the Company and its peers. Consideration is also given to the impact of a number of relevant external factors that influence components of the loan portfolio or the portfolio as a whole, including current and projected economic conditions.

Loan portfolios tied to acquisitions made during the year are incorporated into the Company’s allowance process. If the acquisition has an impact on the level of exposure to a particular segment, industry or geographic market, this increase in exposure is factored into the allowance determination process. Generally, acquisitions have higher levels of risk of loss based on differences in credit culture, portfolio management practices and the Company’s emphasis on early detection and management of deteriorating loans.

General reserve estimated loss percentages are based on the current and historical loss experience of each loan category, regulatory guidelines for losses, the status of past due payments, and management’s judgment of economic conditions and the related level of risk assumed. Relative to homogenous loan pools such as mortgage, consumer, indirect and credits cards, the Company has established a general reserve level using information such as actual loan losses, the seasoning of the pool, identified loan impairment, acquisitions, and current and projected economic conditions. General reserves for these pools are adjusted for loans that are considered past due, based on the correlation between historical losses and the payment performance of a loan pool.

The commercial segment of the Company’s loan portfolio is initially assigned a general reserve also based on performance of that portion of the loan portfolio and other general factors discussed earlier. The commercial portion of the portfolio is further segmented by collateral type, which based on experience has a direct relationship to the level of loss experienced if a problem develops. Reserves are set based on management’s assessment of this risk of loss. As commercial loans deteriorate, the Company reviews each for impairment and proper loan grading. Loans on the Company’s Watch List carry higher levels of reserve based largely on a higher level of loss experience for these loans. Loss experience for Watch List loans is reviewed periodically during the year.

Specific reserves are determined for commercial loans individually based on management’s evaluation of loss exposure for each credit, given current payment status of the loan and the value of any underlying collateral. Loans for which specific reserves are provided are excluded from the general reserve calculations described above to prevent duplicate reserves. Additionally, an unallocated reserve for the total loan portfolio is established to address the imprecision and estimation risk inherent in the calculations of general and specific reserves, and management’s evaluation of various conditions that are not directly measured by any other component of the allowance. Such components would include current economic conditions affecting key lending areas, credit quality trends, collateral values, loan volumes and concentrations, seasoning of the loan portfolio and the findings of internal credit examinations.

Based on the allowance determination process, the Company determines the current potential risk of loss that exists in the portfolio, even if not fully reflected in current credit statistics, such as nonperforming assets or nonperforming loans. To determine risk of loss, and in turn the appropriateness of the allowance, the Company extends its analysis to a number of other factors, including the level of delinquencies and delinquency trends; the level and mix of Criticized, Classified and Pass/Watch loans; reserve levels relative to nonperforming assets, nonperforming loans, and net charge-offs; the level and trend in consumer and commercial bankruptcies; and financial performance trends in specific businesses and industries to which the Company lends. In response to rapid growth and changes in the mix of the loan portfolio, the Company has increased its required allowance over time and feels that the allowance adequately reflects the current level of risk and incurred losses within the loan portfolio.

The following table presents the allocation of the allowance for loan losses and the percentage of the total amount of loans in each loan category listed as of the dates indicated.

TABLE 4 – ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES

	December 31,
	2004		2003		2002		2001		2000
	Reserve %	% of Loans	Reserve %	% of Loans	Reserve %	% of Loans	Reserve %	% of Loans	Reserve %	% of Loans
Commercial, financial and agricultural	55%	44%	51%	39%	48%	40%	46%	36%	41%	29%
Real estate – mortgage	5	23	5	24	4	20	5	21	7	30
Real estate – construction	—	2	1	4	—	1	—	1	—	1
Loans to individuals	30	31	31	33	38	39	45	42	45	40
Unallocated	10	—	12	—	10	—	4	—	7	—

Total allowance for loan losses	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%

The allowance for loan losses amounted to $20.1 million, or 1.22% and 355.2% of total loans and total nonperforming loans, respectively, at December 31, 2004 compared to 1.29% and 355.9%, respectively, at December 31, 2003. The allowance for loan losses increased $1.9 million, or 10.3%, from $18.2 million at December 31, 2003. The increase included a $4.0 million provision for loan losses and $587,000 assigned to loans acquired as part of the Alliance acquisition. Net charge-offs for 2004 were $2.7 million, or 0.18% of total average loans, down from $3.6 million, or 0.28% in 2003. The Company believes this level of net charge-offs was more favorable than that of peer institutions with assets in the $1 to $3 billion range based on data published by the Federal Financial Institutions Examination Council (“FFIEC”). The following table sets forth the activity in the Company’s allowance for loan losses during the periods indicated.

TABLE 5 – SUMMARY OF ACTIVITY IN THE ALLOWANCE FOR LOAN LOSSES

	Years Ended December 31,
(dollars in thousands)	2004	2003	2002	2001	2000
Allowance at beginning of period	$18,230	$13,101	$11,117	$10,239	$8,749
Allowance from acquisition	587	2,439	—	—	—
Provisions	4,041	6,300	6,197	5,046	3,861

Charge-offs:
Commercial, financial and agricultural	986	1,617	1,331	1,861	1,174
Mortgage	91	37	60	15	37
Loans to individuals	3,035	3,128	3,391	2,797	1,654

Total charge-offs	4,112	4,782	4,782	4,673	2,865

Recoveries:
Commercial, financial and agricultural	272	504	68	110	52
Mortgage	1	21	35	17	22
Loans to individuals	1,097	647	466	378	420

Total recoveries	1,370	1,172	569	505	494

Net charge-offs	2,742	3,610	4,213	4,168	2,371

Allowance at end of period	$20,116	$18,230	$13,101	$11,117	$10,239

Allowance for loan losses to nonperforming assets(1)	326.8%	251.2%	198.2%	85.8%	128.6%
Allowance for loan losses to total loans at end of period	1.22%	1.29%	1.25%	1.16%	1.09%
Net charge-offs to average loans	0.18%	0.28%	0.43%	0.44%	0.26%

(1)	Nonperforming loans and assets include accruing loans 90 days or more past due

Investment Securities - The Company’s investment securities consist primarily of securities issued by the U.S. Government and federal agency obligations, obligations of state and political subdivisions and mortgage-backed securities. As of December 31, 2004, the Company’s investment securities available for sale amounted to $526.9 million, which includes a pre-tax net unrealized gain of $1.1 million, and its investment securities held to maturity amounted to $40.0 million with a pre-tax net unrealized gain of $1.0 million. At such date, investment securities available for sale consisted of $425.3 million of mortgage-backed securities, $48.4 million of obligations of state and political subdivisions, and $53.2 million of U.S. Government and federal agency obligations. At December 31, 2004, investment securities held to maturity consisted of $12.9 million of mortgage-backed securities, $14.0 million of obligations of state and political subdivisions, and $13.1 million of U.S. Government and federal agency obligations.

Investment securities increased by an aggregate of $87.3 million, or 18.2%, to $567.0 million at December 31, 2004. This is compared to $479.6 million at December 31, 2003. This increase was due to investment securities of $11.2 million obtained through the acquisition of Alliance and purchases of investment securities amounting to $269.1 million, both of which were partially offset by $147.6 million from maturities, prepayments and calls, $42.3 million from sales of investment securities, $2.8 million from the amortization of premiums and accretion of discounts, and a decrease of $0.3 million in the market value of investment securities available for sale. Funds generated as a result of sales and prepayments were used to fund loan growth and purchase other securities. The Company continues to monitor market conditions and take advantage of market opportunities with appropriate rate and risk return elements. Note 3 of the Consolidated Financial Statements provides further information on the Company’s investment securities.

Other Earning Assets – Included in other earning assets are short-term investments resulting from excess funds that fluctuate daily depending on the funding needs of the Company. These funds are currently invested overnight in an interest-bearing deposit account at the Federal Home Loan Bank (“FHLB”) of Dallas, the total balance of which earns interest at the current FHLB discount rate. The balance in interest-bearing deposits at other institutions decreased $1.4 million, or 6.7%, from $20.7 million at December 31, 2003 to $19.3 million at December 31, 2004. The average rate on these funds during 2004 was 1.46%, compared to 1.21% during 2003.

Also a component of other earning assets are loans held for sale, which increased $2.3 million, or 40.3%, to $8.1 million at December 31, 2004 compared to $5.8 million at December 31, 2003. Loans held for sale have primarily been fixed rate single-family residential mortgage loans under contract to be sold in the secondary market. In most cases, loans in this category are sold within thirty days. During 2004, approximately 89% of total single-family mortgage originations of the Company were sold in the secondary market as compared to 66% in 2003.

Funding Sources

Deposits obtained from clients in its primary market areas are the Company’s principal source of funds for use in lending and other business purposes. The Company attracts local deposit accounts by offering a wide variety of accounts, competitive interest rates and convenient branch office locations and service hours. Increasing core deposits through the development of client relationships is a continuing focus of the Company. Borrowings have become an increasingly important funding source as the Company has grown. Other funding sources include subordinated debt and shareholders’ equity. The following discussion highlights the major changes in the mix of funding sources during 2004.

Deposits – The Company has been successful in raising deposits in the markets in which it has a presence and believes the increase to be the result of several factors including the development of customer relationships and opportunities in the public funds arena. The following table sets forth the composition of the Company’s deposits at the dates indicated.

TABLE 6 – DEPOSIT COMPOSITION

	December 31,
(dollars in thousands)	2004		2003		2002		2001		2000
Noninterest-bearing DDA	$218,859	12%	$189,786	12%	$159,005	13%	$154,580	12%	$129,468	11%
NOW accounts	532,584	30	449,938	28	281,825	23	243,685	20	182,668	16
Savings and money market	393,772	22	350,295	22	319,495	25	305,059	25	261,986	23
Certificates of deposit	628,274	36	599,087	38	481,907	39	534,070	43	569,065	50

Total deposits	$1,773,489	100%	$1,589,106	100%	$1,242,232	100%	$1,237,394	100%	$1,143,187	100%

Deposits at December 31, 2004 reflected an increase of $184.4 million, or 11.6%, to $1.8 billion as compared to $1.6 billion at December 31, 2003. The growth in deposits includes $61.8 million of deposits acquired from the acquisition of Alliance. Since the end of 2003, noninterest-bearing checking accounts increased $29.1 million, or 15.3%, interest-bearing checking account deposits increased $82.6 million, or 18.4%, savings and money market accounts increased $43.5 million, or 12.4%, and certificate of deposit accounts increased $29.2 million, or 4.9%. Excluding the effect of Alliance, noninterest-bearing checking accounts increased $17.2 million, or 9.0%, interest-bearing checking account deposits increased $72.3 million, or 16.1%, savings and money market accounts increased $15.6 million, or 4.5%, and certificate of deposit accounts increased $17.5 million, or 2.9%. At December 31, 2004, $218.9 million, or 12.3%, of the Company’s total deposits were noninterest-bearing, compared to $189.8 million, or 11.9%, at December 31, 2003.

Certificates of deposit $100,000 and over increased $20.1 million, or 9.3%, from $215.7 million at December 31, 2003 to $235.7 million at December 31, 2004. The following table shows large-denomination certificates of deposit by remaining maturities. Additional information regarding deposits is provided in Note 8 of the Consolidated Financial Statements.

TABLE 7 – REMAINING MATURITY OF CDS $100,000 AND OVER

	December 31,
(dollars in thousands)	2004	2003	2002
3 months or less	$53,355	$67,555	$45,254
Over 3-12 months	81,908	87,869	68,434
Over 12-36 months	72,126	35,906	25,081
More than 36 months	28,335	24,329	12,157

Total	$235,724	$215,659	$150,926

Borrowings and Debt - Advances from the FHLB of Dallas may be obtained by the Company upon the security of the common stock it owns in that bank and certain of its real estate loans and investment securities, provided certain standards related to creditworthiness have been met. Such advances are made pursuant to several credit programs, each of which has its own interest rate and range of maturities. The level of short-term borrowings can fluctuate significantly on a daily basis depending on funding needs and the source of funds chosen to satisfy those needs. The Company’s short-term borrowings at December 31, 2004 were comprised of $192.0 million of advances from the FHLB of Dallas and $44.5 million of securities sold under agreements to repurchase. The average amount of short-term borrowings in 2004 was $188.6 million.

The Company’s short-term borrowings at December 31, 2003 were comprised of $19.6 million of securities sold under agreements to repurchase and $143.0 million of advances from the FHLB of Dallas. The average amount of short-term borrowings in 2003 was $115.0 million. Total short-term borrowings increased $73.9 million, or 45.4%, to $236.5 million at December 31, 2004 compared to $162.6 million at December 31, 2003. The weighted average rate on short-term borrowings was 2.01% at December 31, 2004, compared to 1.13% at December 31, 2003. For additional information regarding short-term borrowings, see Note 9 of the Consolidated Financial Statements.

The Company’s long-term borrowings increased $49.8 million, or 31.9%, to $206.1 million at December 31, 2004, compared to $156.3 million at December 31, 2003. The primary reason for the increase in long-term debt was to match fund selected loan growth and to take advantage of relatively low rates on these borrowings. The majority of the Company’s long-term borrowings, $140.2 million, were comprised of fixed-rate advances from the FHLB of Dallas which cannot be paid off without incurring substantial prepayment penalties. Remaining FHLB advances of $35.0 million consist of variable rate advances based on three-month LIBOR.

The Company’s remaining debt consists of $30.9 million of junior subordinated debt as a result of three separate $10.3 million trust preferred offerings. The junior subordinated debt consists of junior subordinated deferrable interest debentures of the Company issued to statutory trusts that were funded by the issuance of floating rate capital securities of the trusts. The issuances bear interest rates equal to three-month LIBOR plus 3.25%, 3.15% and 2.00%, respectively. The debentures qualify as Tier 1 Capital for regulatory purposes. The terms of the securities are 30 years and, subject to regulatory requirements, are callable at par by the Company anytime after 5 years. Interest is payable quarterly and may be deferred at any time at the election of the Company for up to 20 consecutive quarterly periods. During any deferral period the Company is subject to certain restrictions, including being prohibited from declaring dividends to its common shareholders. For additional information see Note 10 of the Consolidated Financial Statements.

Shareholders’ Equity – Shareholders’ equity provides a source of permanent funding, allows for future growth and provides the Company with a cushion to withstand unforeseen adverse developments. At December 31, 2004, shareholders’ equity totaled $220.2 million, an increase of $25.0 million, or 12.8%, compared to $195.2 million at December 31, 2003. The increase in shareholders’ equity in 2004 was the result of the issuance of $15.5 million of common stock as a result of the purchase accounting transaction with Alliance, net income of $27.3 million, $2.6 million of common stock released by the Company’s Employee Stock Ownership Plan (“ESOP”) trust, $1.4 million of common stock earned by participants in the Company’s Recognition and Retention Plan (“RRP”) trust, $4.1 million for the sale of treasury stock for stock options exercised and a $207,000 increase in other comprehensive income. Such increases were partially offset by cash dividends declared on the Company’s common stock of $7.3 million and repurchases of $18.9 million of the Company’s common stock that were placed into treasury.

On June 25, 2004, the Company announced a new Stock Repurchase Program authorizing the repurchase of up to 175,000 common shares. During the year ended December 31, 2004, the Company repurchased a total of 326,667 shares of its Common Stock under publicly announced Stock Repurchase Programs. The following table details these purchases during the year.

TABLE 8 – STOCK REPURCHASES

Period	Number of Shares Purchased	Average Price Paid per Share	Number of Shares Purchased as Part of Publicly Announced Repurchase Plans	Maximum Number of Shares that May Yet Be Purchased Under Repurchase Plans
February 2004	37,700	$60.77	37,700	230,600
March 2004	14,400	$60.91	14,400	216,200
April 2004	19,400	$57.49	19,400	196,800
May 2004	137,867	$57.95	137,867	58,933
June 2004	60,000	$56.93	60,000	173,933
July 2004	6,000	$56.55	6,000	167,933
August 2004	46,100	$54.87	46,100	121,833
October 2004	5,200	$58.41	5,200	116,633

Total	326,667	$57.74	326,667

No shares were repurchased during January, September, November or December 2004. No shares were repurchased during the year ended December 31, 2004, other than through publicly announced plans.

RESULTS OF OPERATIONS

The Company reported net income of $27.3 million, $23.6 million and $18.5 million for the years ended December 31, 2004, 2003 and 2002, respectively. Earnings per share (“EPS”) on a diluted basis was $3.76 for 2004, $3.42 for 2003 and $3.02 for 2002. During 2004, interest income increased $12.0 million, interest expense increased $5.1 million, the provision for loan losses decreased $2.3 million, noninterest income increased $153,000, noninterest expense increased $4.3 million and income tax expense increased $1.4 million. Cash earnings, defined as net income before the amortization of acquisition intangibles, amounted to $27.9 million, $24.1 million and $18.7 million for the years ended December 31, 2004, 2003 and 2002, respectively. Included in earnings are the results of operations of Alliance from the acquisition date of February 28, 2004 forward. Results of operations of Acadiana are included from the acquisition date of February 28, 2003 forward.

Net Interest Income – Net interest income is the difference between interest realized on earning assets and interest paid on interest-bearing liabilities. Net interest income is also the driver of core earnings and, as such, is subject to constant scrutiny by management. The rate of return and relative risk associated with earning assets are weighed to determine the appropriateness and mix of earning assets. Additionally, the need for lower cost funding sources is weighed against relationships with clients and future growth requirements. The Company’s average interest rate spread, which is the difference between the yields earned on earning assets and the rates paid on interest-bearing liabilities, was 3.40%, 3.67% and 4.19% during the years ended December 31, 2004, 2003 and 2002, respectively. The Company’s net interest margin on a taxable equivalent (TE) basis, which is net interest income (TE) as a percentage of average earning assets, was 3.60%, 3.89% and 4.53% during the years ended December 31, 2004, 2003 and 2002, respectively.

Net interest income increased $7.0 million, or 10.3%, in 2004 to $74.6 million compared to $67.6 million in 2003. This increase was due to a $12.0 million, or 12.5%, increase in interest income, which was partially offset by a $5.1 million, or 17.5%, increase in interest expense. In 2003, net interest income increased $8.0 million, or 13.5%, to $67.6 million compared to $59.6 million in 2002. This increase was due to a $9.0 million, or 10.3%, increase in interest income, which was partially offset by a $971,000, or 3.5%, increase in interest expense.

The improvement in net interest income was the result of increased volumes and an improved mix of earning assets and deposits. Although earnings improved through increased net interest income, the related net interest spread and margin ratios compressed, driven in part by the rise in short-term interest rates and the associated repricing of the Company’s short-term borrowings and indexed customer deposits. The Company’s earning assets are not repricing as quickly as its liabilities.

On the funding side, the Company issued $10.3 million in junior subordinated debt in each year from 2002 to 2004, swapped to an average rate of 6.17%, which negatively impacts the margin in the short run, but provides additional low-cost capital for future growth.

The Company will continue to monitor investment opportunities and weigh the associated risk/return. Volume increases in earning assets and improvements in the mix of earning assets and interest-bearing liabilities should improve net interest income, but may negatively impact the net interest margin ratio. The Company has engaged in interest rate swap transactions, which are a form of derivative financial instrument, to modify the net interest sensitivity to levels deemed to be appropriate. Through this instrument, interest rate risk is managed by hedging with an interest rate swap contract designed to pay fixed and receive floating interest. The interest rate swaps of the

Company were executed to modify net interest sensitivity to levels deemed appropriate. Average loans made up 71.4% of average earning assets as of December 31, 2004 as compared to 72.8% at December 31, 2003. Overall, average loans increased 16.9% in 2004. The increase in average loans was funded by increased customer deposits and borrowings. Average investment securities made up 26.3% of average earning assets at December 31, 2004 compared to 24.2% at December 31, 2003. Average interest-bearing deposits made up 81.0% of average interest-bearing liabilities at December 31, 2004 compared to 83.3% at December 31, 2003. Average borrowings made up 19.0% of average interest-bearing liabilities at December 31, 2004 compared to 16.7% at December 31, 2003. Tables 9 and 10 further explain the changes in net interest income.

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

TABLE 9 – AVERAGE BALANCES, NET INTEREST INCOME AND INTEREST YIELDS / RATES

	Years Ended December 31,
	2004			2003			2002
(dollars in thousands)	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate
Earning assets:
Loans receivable:
Mortgage loans	$399,681	$21,861	5.47%	$340,738	$20,628	6.05%	$197,239	$14,881	7.54%
Commercial loans (TE)	636,359	29,882	4.85	511,634	25,987	5.26	378,090	23,211	6.27
Consumer and other loans	494,348	32,488	6.57	456,766	32,602	7.14	400,997	33,061	8.24

Total loans	1,530,388	84,231	5.57	1,309,138	79,217	6.12	976,326	71,153	7.34

Loans held for sale	10,391	520	5.00	14,172	893	6.30	6,149	362	5.89
Investment securities (TE)	563,271	22,974	4.32	434,767	15,667	3.91	323,571	15,316	4.93
Other earning assets	39,986	885	2.21	39,440	785	1.99	36,732	721	1.96

Total earning assets	2,144,036	108,610	5.18	1,797,517	96,562	5.50	1,342,778	87,552	6.61

Allowance for loan losses	(19,488)			(16,491)			(11,774)
Nonearning assets	213,598			183,669			133,415

Total assets	$2,338,146			$1,964,695			$1,464,419

Interest-bearing liabilities:
Deposits:
NOW accounts	$510,187	$5,613	1.10%	$358,327	$3,245	0.91%	$258,087	$3,055	1.18%
Savings and money market accounts	403,331	3,116	0.77	354,997	2,924	0.82	318,708	4,353	1.37
Certificates of deposit	624,959	15,108	2.42	601,339	14,865	2.47	497,988	17,154	3.44

Total interest-bearing deposits	1,538,477	23,837	1.55	1,314,663	21,034	1.60	1,074,783	24,562	2.29

Short-term borrowings	188,589	2,644	1.38	115,014	1,428	1.22	32,961	613	1.83
Long-term debt	173,386	7,501	4.26	148,841	6,467	4.29	46,346	2,783	5.92

Total interest-bearing liabilities	1,900,452	33,982	1.78	1,578,518	28,929	1.83	1,154,090	27,958	2.42

Noninterest-bearing demand deposits	208,887			183,478			149,739
Noninterest-bearing liabilities	18,121			22,282			19,965

Total liabilities	2,127,460			1,784,278			1,323,794
Shareholders’ equity	210,686			180,417			140,625

Total liabilities and shareholders’ equity	$2,338,146			$1,964,695			$1,464,419

Net earning assets	$243,584			$218,999			$188,688
Net interest spread		$74,628	3.40%		$67,633	3.67%		$59,594	4.19%
Net interest income (TE) / Net interest margin (TE)		$77,490	3.60%		$70,236	3.89%		$61,063	4.53%

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

TABLE 10 – SUMMARY OF CHANGES IN NET INTEREST INCOME

	2004 / 2003 Change Attributable To			2003 / 2002 Change Attributable To
(dollars in thousands)	Volume	Rate	Total Increase (Decrease)	Volume	Rate	Total Increase (Decrease)
Earning assets:
Loans:
Mortgage loans	$3,396	$(2,163)	$1,233	$9,757	$(4,010)	$5,747
Commercial loans	6,096	(2,201)	3,895	7,491	(4,715)	2,776
Consumer and other loans	2,576	(2,690)	(114)	4,289	(4,748)	(459)
Loans held for sale	(214)	(159)	(373)	489	42	531
Investment securities	4,936	2,371	7,307	4,635	(4,284)	351
Other earning assets	11	89	100	54	10	64

Total net change in income on earning assets	16,801	(4,753)	12,048	26,715	(17,705)	9,010

Interest-bearing liabilities:
Deposits:
NOW accounts	1,523	845	2,368	1,047	(857)	190
Savings and money market accounts	386	(194)	192	397	(1,826)	(1,429)
Certificates of deposit	577	(334)	243	3,057	(5,346)	(2,289)
Borrowings	2,843	(593)	2,250	6,712	(2,213)	4,499

Total net change in expense on interest-bearing liabilities	5,329	(276)	5,053	11,213	(10,242)	971

Change in net interest income	$11,472	$(4,477)	$6,995	$15,502	$(7,463)	$8,039

Interest income includes interest income earned on earning assets as well as applicable loan fees earned. Interest income that would have been earned on nonaccrual loans had they been on accrual status is not included in the data reported above.

Provision for Loan Losses - The allowance for loan losses is maintained at a level considered appropriate by management based on various factors as they relate to the collectability of the Company’s loan portfolio. Increases to the allowance for loan losses are achieved through provisions for loan losses that are charged against income. Management of the Company assesses the allowance for loan losses on a quarterly basis and will make provisions for loan losses as deemed appropriate in order to maintain the adequacy of the allowance for loan losses.

As a result of continued improvement in asset quality, the Company decreased the provision for loan losses by 35.9% from $6.3 million in 2003 to $4.0 million in 2004. The provision for loan losses was $6.2 million in 2002. Net loan charge-offs were $2.7 million for 2004 compared to $3.6 million for 2003. The allowance for loan losses as a percentage of outstanding loans, net of unearned income, was 1.22% at December 31, 2004, compared to 1.29% at year-end 2003. A discussion of credit quality can be found in the section on “Asset Quality and Allowance for Loan Losses” in this analysis.

Noninterest Income – The Company reported noninterest income of $23.2 million compared to $23.1 million for 2003. The following table illustrates the primary components of noninterest income for the years indicated.

TABLE 11 – NONINTEREST INCOME

(dollars in thousands)	2004	2003	Percent Increase (Decrease)	2002	Percent Increase (Decrease)
Service charges on deposit accounts	$12,317	$11,683	5.4%	$9,984	17.0%
ATM/debit card fee income	2,012	1,810	11.2	1,609	12.5
Bank owned life insurance	1,663	1,521	9.3	1,211	25.6
Gain on sale of loans, net	2,794	4,199	(33.5)	2,081	101.8
Gain on sale of assets	220	334	(34.1)	406	(17.7)
Gain (loss) on sale of investments, net	698	267	161.4	(42)	735.7
Other income	3,513	3,250	8.1	2,617	24.2

Total noninterest income	$23,217	$23,064	0.7%	$17,866	29.1%

Noninterest income increased $153,000 from 2003 to 2004 primarily due to a $634,000 increase in service charges on deposit accounts as a result of the implementation of revenue enhancement strategies, a $202,000 increase in ATM/debit card fees from increased usage and a $431,000 increase in gains on the sale of investment securities. Noninterest income was adversely impacted by a $1.4 million decrease in gains on the sale of mortgage loans in the secondary market as refinance activity slowed from 2003’s record level and a $114,000 decrease in gains on the sales of assets.

The Company reported noninterest income of $23.1 million in 2003 compared to $17.9 million for 2002. The primary reasons for the $5.2 million increase were a $2.1 million increase in gains on the sale of mortgage loans in the secondary market, a $1.7 million increase in service charges on deposit accounts, a $201,000 increase in ATM fee income from increased usage, a $310,000 increase in earnings and cash surrender value of bank owned life insurance and a $594,000 increase in broker sales commissions. These increases were partially offset by a $72,000 decrease in gains on sale of assets. Additionally, the year 2003 included a $267,000 gain on the sale of investment securities compared to a $42,000 loss in 2002.

Noninterest Expense – Ongoing attention to expense control is part of the Company’s corporate culture. The Company reported noninterest expense of $54.9 million compared to $50.6 million for 2003. The following table illustrates the primary components of noninterest expense for the years indicated.

TABLE 12 – NONINTEREST EXPENSE

(dollars in thousands)	2004	2003	Percent Increase (Decrease)	2002	Percent Increase (Decrease)
Salaries and employee benefits	$29,846	$26,585	12.3%	$23,066	15.3%
Occupancy and equipment	6,834	6,273	8.9	5,432	15.5
Franchise and shares tax	2,607	2,086	25.0	1,681	24.1
Communication and delivery	2,814	2,762	1.9	2,551	8.3
Marketing and business development	1,582	1,255	26.1	1,006	24.8
Data processing	1,492	1,663	(10.3)	1,456	14.2
Printing, stationery and supplies	845	845	0.0	687	23.0
Amortization of acquisition intangibles	885	781	13.3	243	221.4
Other expenses	7,992	8,379	(4.6)	7,910	5.9

Total noninterest expense	$54,897	$50,629	8.4%	$44,032	15.0%

Noninterest expense increased $4.3 million from 2003 to 2004 primarily due to increased salaries and benefits as a result of the Acadiana and Alliance acquisitions, several tactical hires and the rising cost associated with the increased market value of the Company’s common stock as it relates to the Company’s ESOP. Other significant increases included a $561,000 increase in occupancy and equipment costs associated with infrastructure improvements, a $521,000 increase in franchise and shares tax and a $327,000 increase in marketing and business development expenses.

Noninterest expense increased $6.6 million from 2002 to 2003 primarily due to increased salaries and employee benefits of $3.5 million due largely to the increased staffing levels associated with the Acadiana acquisition and tactical hires and the rising cost associated with the increased market value of the Company’s common stock as it relates to the Company’s ESOP. Other expense increases included $841,000 in building and occupancy expense, $538,000 in amortization of acquisition intangibles related to the Acadiana acquisition, $405,000 in the franchise and share tax assessments, $249,000 in marketing and business development expense, $211,000 in communication and delivery expense, $207,000 in data processing expense, primarily as a result of technology improvements, $158,000 in printing and supplies expense, and $379,000 in legal and professional expense. Additionally, the Company recorded a prepayment penalty of $236,000 on the early retirement of long-term debt outstanding at the FHLB of Dallas. Such increases were partially offset by a $1.1 million decrease in OREO related charges due to a reduced level of OREO properties and writedowns.

Income Taxes - For the years ended December 31, 2004, 2003 and 2002 the Company incurred income tax expense of $11.6 million, $10.2 million and $8.8 million, respectively. The Company’s effective tax rate amounted to 29.7%, 30.3% and 32.2% during 2004, 2003 and 2002, respectively. The difference between the effective tax rate and the statutory tax rate primarily relates to variances in items that are either nontaxable or non-deductible, primarily the effect of tax-exempt income, the non-deductibility of part of the amortization of acquisition intangibles, and the non-deductible portion of the ESOP compensation expense. For more information, see Note 12 of the Consolidated Financial Statements.

CAPITAL RESOURCES

Federal regulations impose minimum regulatory capital requirements on all institutions with deposits insured by the Federal Deposit Insurance Corporation. The FRB imposes similar capital regulations on bank holding companies. Compliance with bank and bank-holding company regulatory capital requirements, which include leverage and risk-based capital guidelines, are monitored by the Company on an ongoing basis. Under the risk-based capital method, a risk weight is assigned to balance sheet and off-balance sheet items based on regulatory guidelines. At December 31, 2004, the Company exceeded all regulatory capital ratio requirements with a Tier 1 leverage capital ratio of 7.63%, a Tier 1 risk-based capital ratio of 11.13% and a total risk-based capital ratio of 12.36%. At December 31, 2004, IBERIABANK (the “Bank”) exceeded all regulatory capital ratio requirements with a Tier 1 leverage capital ratio of 6.86%, a Tier 1 risk-based capital ratio of 9.96% and a total risk-based capital ratio of 11.20%.

In addition, the Company issued junior subordinated debt totaling $30.9 million, which may be included in Tier 1 capital up to 25% of the total of the Company’s core capital elements, including the junior subordinated debt. For additional information, see Note 10 of the Consolidated Financial Statements.

LIQUIDITY

The Company’s liquidity, represented by cash and cash equivalents, is a product of its operating, investing and financing activities. The Company manages its liquidity with the objective of maintaining sufficient funds to respond to the needs of depositors and borrowers and to take advantage of earnings enhancement opportunities. The primary sources of funds for the Company are deposits, borrowings, repayments and maturities of loans and investment securities, securities sold under agreements to repurchase, as well as funds provided from operations. Certificates of deposit scheduled to mature in one year or less at December 31, 2004 totaled $324.6 million. Based on past experience, management believes that a significant portion of maturing deposits will remain with the Company. Additionally, the majority of the investment security portfolio is classified by the Company as available-for-sale which provides the ability to liquidate securities as needed. Due to the relatively short planned duration of the investment security portfolio, the Company continues to experience significant cash flows on a normal basis.

While scheduled cash flows from the amortization and maturities of loans and securities are relatively predictable sources of funds, deposit flows and prepayments of loan and investment securities are greatly influenced by general interest rates, economic conditions and competition. The FHLB of Dallas provides an additional source of liquidity to make funds available for general requirements and also to assist with the variability of less predictable funding sources. At December 31, 2004, the Company had $361.9 million of outstanding advances from the FHLB of Dallas. Additional advances available at December 31, 2004 from the FHLB of Dallas amounted to $308.1 million. The Company and the Bank also have various funding arrangements with commercial banks providing up to $70 million in the form of federal funds and other lines of credit. At December 31, 2004, there was no balance outstanding on these lines and all of the funding was available to the Company.

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

ASSET/ LIABILITY MANAGEMENT AND MARKET RISK

The principal objective of the Company’s asset and liability management function is to evaluate the interest rate risk included in certain balance sheet accounts, determine the appropriate level of risk given the Company’s business focus, operating environment, capital and liquidity requirements and performance objectives, establish prudent asset concentration guidelines and manage the risk consistent with Board approved guidelines. Through such management, the Company seeks to reduce the vulnerability of its operations to changes in interest rates. The Company’s actions in this regard are taken under the guidance of the Senior Management Planning Committee. The Senior Management Planning Committee normally meets monthly to review, among other things, the sensitivity of the Company’s assets and liabilities to interest rate changes, local and national market conditions and interest rates. In connection therewith, the Senior Management Planning Committee generally reviews the Company’s liquidity, cash flow needs, maturities of investments, deposits, borrowings and capital position.

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

Included in the modeling are instantaneous parallel rate shifts scenarios, which are utilized to establish exposure limits. These scenarios are known as “rate shocks” because all rates are modeled to change instantaneously by the indicated shock amount, rather than a gradual rate shift over a period of time that has traditionally been more realistic. As of December 31, 2004, the simulation of these shocks indicated that an instantaneous and sustained 200 basis point rise in rates would decrease net interest income over the following 12 months by approximately 1.6%, while a 200 point decline in rates would increase net interest income over the following 12 months by approximately 2.8% from an unchanged rate environment. For the same period, the model indicated that an instantaneous and sustained 100 basis point rise in rates would not change net interest income over the following 12 months, while a 100 point decline in rates would increase net interest income over the following 12 months by approximately 1.7% from an unchanged rate environment. Computations of interest rate risk under these scenarios do not necessarily include certain actions that management may undertake to manage this risk in response to anticipated changes in interest rates.

The rate environment is a function of the monetary policy of the FRB. The principal tools of the FRB for implementing monetary policy are open market operations, or the purchases and sales of U.S. Treasury and federal agency securities. The FRB’s objective for open market operations has varied over the years, but the focus has gradually shifted toward attaining a specified level of the federal funds rate to achieve the long-run goals of price stability and sustainable economic growth. The federal funds rate is the basis for overnight funding and drives the short end of the yield curve. Longer maturities are influenced by FRB purchases and sales and also expectations of monetary policy going forward. The FRB began to increase the targeted level for the federal funds rate in June 2004 after reaching an all-time low of 1.00% in mid-2003. The targeted fed funds rate increased at each Federal Open Market Committee meeting by 25 basis points and ended the year at 2.25%. Although each FRB rate increase becomes more challenging to offset, the ability to delay deposit rate increases and less aggressive repricing of the maturing certificate of deposit portfolio has allowed the Company to offset the negative impact of recent FRB rate movements. Although management believes that the Company is not significantly affected by changes in interest rates over an extended period of time, the continued flattening of the yield curve will exert downward pressure on the net interest margin and net interest income. The Company is most impacted at this time by the increase in short term interest rates which continues to put upward pressure on transaction deposit rates and short term borrowings from the Federal Home Loan Bank. Under traditional measures of interest rate gap positions, the Company is moderately liability sensitive in the short-term. There was no significant shift in the Bank’s interest rate position as a result of the acquisition of Alliance Bank of Baton Rouge in February 2004.

As part of its asset/liability management strategy, the Company has emphasized the origination of commercial and consumer loans, which typically have shorter terms than residential mortgage loans and/or adjustable or variable rates of interest. The majority of fixed-rate, long-term residential loans were sold in the secondary market during the last three years to avoid assumption of the rate risk associated with longer duration assets in the current low rate environment. As of December 31, 2004, $585.8 million, or 35.5%, of the Company’s total loan portfolio had adjustable interest rates. The Bank has no significant concentration to any single loan component or industry segment.

The Company’s strategy with respect to liabilities in recent periods has been to emphasize transaction accounts, particularly noninterest bearing transaction accounts, which are not sensitive to changes in interest rates. At December 31, 2004, 64.6% of the Company’s deposits were in transaction and limited-transaction accounts, compared to 62.3% at December 31, 2003. Noninterest bearing transaction accounts totaled 12.3% of total deposits at December 31, 2004, compared to 11.9% of total deposits at December 31, 2003.

As part of an overall interest rate risk management strategy, off-balance sheet derivatives may also be used as an efficient way to modify the repricing or maturity characteristics of on-balance sheet assets and liabilities. Management may from time to time engage in interest rate swaps to effectively manage interest rate risk. As of December 31, 2004, the Company had no derivatives other than interest-rate swaps accounted for as cash-flow hedges, all of which met the criteria to be classified as effective hedges. Through these instruments, interest rate risk is managed by hedging with an interest rate swap contract designed to pay fixed and receive floating interest. The interest rate swaps of the Company were executed to modify net interest sensitivity to levels deemed appropriate.

OTHER OFF-BALANCE SHEET ACTIVITIES

In the normal course of business, the Company is a party to a number of activities that contain credit, market and operational risk that are not reflected in whole or in part in the Company’s consolidated financial statements. Such activities include traditional off-balance sheet credit-related financial instruments, commitments under operating leases and long-term debt. The Company provides customers with off-balance sheet credit support through loan commitments, lines of credit and standby letters of credit. Many of the unused commitments are expected to expire unused or be only partially used; therefore, the total amount of unused commitments does not necessarily represent future cash requirements. The Company anticipates it will continue to have sufficient funds together with available borrowings to meet its current commitments. At December 31, 2004, the total approved loan commitments outstanding amounted to $23.9 million. At the same date, commitments under unused lines of credit, including credit card lines, amounted to $280.3 million. Included in these totals are commercial commitments amounting to $186.2 million as shown in the following table.

TABLE 13 - COMMERCIAL COMMITMENT EXPIRATION PER PERIOD

(dollars in thousands)	Less Than 1 Year	1 – 3 Years	4 – 5 Years	Over 5 Years	Total
Unused commercial lines of credit	$149,850	$9,203	$344	$1,338	$160,735
Unused loan commitments	18,517	—	—	—	18,517
Standby letters of credit	3,897	3,056	—	—	6,953

Total	$172,264	$12,259	$344	$1,338	$186,205

The Company has entered into a number of long-term leasing arrangements to support the ongoing activities of the Company. The required payments under such commitments and long-term debt at December 31, 2004 are shown in the following table.

TABLE 14 – LONG-TERM LEASES AND LONG-TERM DEBT COMMITMENTS

(dollars in thousands)	2005	2006	2007	2008	2009	2010 and After	Total
Operating leases	$817	$462	$283	$222	$189	$1,132	$3,105
Long-term debt	1,400	22,667	34,817	30,320	76,624	40,261	206,089

Total	$2,217	$23,129	$35,100	$30,542	$76,813	$41,393	$209,194

IMPACT OF INFLATION AND CHANGING PRICES

The consolidated financial statements and related financial data presented herein have been prepared in accordance with generally accepted accounting principles, which generally require the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation. Unlike most industrial companies, virtually all of the Company’s assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on the Company’s performance than does the effect of inflation. Although fluctuations in interest rates are neither completely predictable nor controllable, the Company regularly monitors its interest rate position and oversees its financial risk management by establishing policies and operating limits. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates. Although not as critical to the banking industry as to other industries, inflationary factors may have some impact on the Company’s growth, earnings, total assets and capital levels. Management does not expect inflation to be a significant factor in 2005.

ACQUISITION ACTIVITIES

On February 28, 2003, the Company completed its acquisition of Acadiana Bancshares, Inc., in exchange for 981,821 shares valued at $38.6 million and $9.8 million in cash. The transaction is accounted for under the purchase method of accounting. The consolidated statement of income includes the results of operations for Acadiana from the acquisition date. The transaction resulted in $24.1 million of goodwill, $4.0 million of core deposit intangibles and $313,000 of other intangibles. The amount allocated to the core deposit intangible was determined by an independent valuation and is being amortized over the estimated useful life of eight years using the double declining method. The amount allocated to other intangibles represents the estimated value assigned to mortgage servicing rights and is being amortized over an estimated useful life of seven years using the interest method. For further information, see Note 2 to the Consolidated Financial Statements.

On February 29, 2004, the Company completed its acquisition of Alliance Bank in exchange for 287,285 shares of the Company’s common stock valued at $15.5 million. The transaction is accounted for under the purchase method of accounting. The consolidated statement of income includes the results of operations for Alliance from the acquisition date. The transaction resulted in $5.2 million of goodwill and $1.2 million of core deposit intangibles. The amount allocated to the core deposit intangible was determined by an independent valuation and is being amortized over the estimated useful life of seven years using the straight line method. For further information, see Note 2 to the Consolidated Financial Statements.

On January 31, 2005, the Company acquired all of the outstanding stock of American Horizons Bancorp, Inc. (“American Horizons”) of Monroe, Louisiana in exchange for 792,348 shares of the Company’s common stock valued at $47,743,000 and $653,000 in cash. The transaction is accounted for under the purchase method of accounting. The acquisition expanded the Company’s presence in North Louisiana.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

	Years Ended December 31,
(dollars in thousands, except per share data)	2004	2003	2002	2001	2000
Balance Sheet Data

Total assets	$2,448,602	$2,115,811	$1,570,588	$1,426,825	$1,396,162
Cash and cash equivalents	53,252	69,571	63,775	51,681	34,541
Loans receivable	1,650,626	1,412,349	1,044,492	956,015	940,525
Investment securities	566,955	479,622	368,122	321,907	344,545
Goodwill and acquisition intangibles	68,310	62,786	35,401	35,644	38,796
Deposit accounts	1,773,489	1,589,106	1,242,232	1,237,394	1,143,187
Borrowings	442,542	318,881	172,261	43,776	114,843
Shareholders’ equity	220,162	195,169	139,598	134,417	127,042

Book value per share(1)	$32.03	$29.28	$24.88	$23.03	$20.99
Tangible book value per share(1) (2)	22.09	19.86	18.57	16.92	14.58

	Years Ended December 31,
(dollars in thousands, except per share data)	2004	2003	2002	2001	2000
Income Statement Data

Interest income	$108,610	$96,562	$87,552	$100,368	$103,966
Interest expense	33,982	28,929	27,958	46,018	52,730

Net interest income	74,628	67,633	59,594	54,350	51,236
Provision for loan losses	4,041	6,300	6,197	5,046	3,861

Net interest income after provision for loan losses	70,587	61,333	53,397	49,304	47,375
Noninterest income	23,217	23,064	17,866	15,144	12,818
Noninterest expense	54,897	50,629	44,032	41,711	39,704

Income before income taxes	38,907	33,768	27,231	22,737	20,489
Income taxes	11,568	10,216	8,778	8,229	7,514

Net income	$27,339	$23,552	$18,453	$14,508	$12,975

Earnings per share – basic	$4.08	$3.71	$3.26	$2.48	$2.14
Earnings per share – diluted	3.76	3.42	3.02	2.36	2.12
Cash earnings per share – diluted	3.84	3.49	3.06	2.76	2.54
Cash dividends per share	1.06	0.90	0.76	0.70	0.66

	At or For the Years Ended December 31,
	2004	2003	2002	2001	2000
Key Ratios(3)

Return on average assets	1.17%	1.20%	1.26%	1.02%	0.94%
Return on average equity	12.98	13.05	13.12	10.83	10.75
Return on average tangible equity(2)	19.52	19.57	17.78	17.51	19.32
Equity to assets at end of period	8.99	9.22	8.89	9.42	9.10
Earning assets to interest-bearing liabilities	112.82	113.87	116.35	116.83	114.66
Interest rate spread(4)	3.40	3.67	4.19	3.54	3.36
Net interest margin (TE)(4) (5)	3.60	3.89	4.53	4.12	3.95
Noninterest expense to average assets	2.35	2.58	3.01	2.94	2.87
Efficiency ratio(6)	56.11	55.82	56.85	60.02	61.99
Tangible efficiency ratio (TE)(2) (5)	53.16	52.96	55.03	55.03	56.72
Dividend payout ratio	26.55	25.37	23.68	28.71	31.42

Asset Quality Data

Nonperforming assets to total assets at end of period(7)	0.25%	0.34%	0.42%	0.91%	0.57%
Allowance for loan losses to nonperforming loans at end of period(7)	355.17	355.92	301.64	159.86	135.78
Allowance for loan losses to total loans at end of period	1.22	1.29	1.25	1.16	1.09

Consolidated Capital Ratios

Tier 1 leverage capital ratio	7.63%	7.50%	7.62%	6.95%	6.67%
Tier 1 risk-based capital ratio	11.13	10.94	10.66	9.96	10.05
Total risk-based capital ratio	12.36	12.20	11.89	11.09	11.19

(1)	Shares used for book value purposes exclude shares held in treasury and unreleased shares held by the Employee Stock Ownership Plan at the end of the period.

(2)	Tangible calculations eliminate the effect of goodwill and acquisition related intangible assets and the corresponding amortization expense on a tax-effected basis where applicable.

(3)	With the exception of end-of-period ratios, all ratios are based on average daily balances during the respective periods.

(4)	Interest rate spread represents the difference between the weighted average yield on earning assets and the weighted average cost of interest-bearing liabilities. Net interest margin represents net interest income as a percentage of average earning assets.

(5)	Fully taxable equivalent (TE) calculations include the tax benefit associated with related income sources that are tax-exempt using a marginal tax rate of 35%.

(6)	The efficiency ratio represents noninterest expense as a percentage of total revenues. Total revenues is the sum of net interest income and noninterest income.

(7)	Nonperforming loans consist of nonaccruing loans and loans 90 days or more past due. Nonperforming assets consist of nonperforming loans and repossessed assets.

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors of

IBERIABANK Corporation

The management of IBERIABANK Corporation (the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control system was designed to provide reasonable assurance to the Company’s management and board of directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2004. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on our assessment, Management believes that, as of December 31, 2004, the Company’s internal control over financial reporting is effective based on those criteria.

The Company’s independent auditors have issued an audit report on Management’s assessment of the Company’s internal control over financial reporting.

/s/ Daryl G. Byrd	/s/ Anthony J. Restel
Daryl G. Byrd	Anthony J. Restel
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

IBERIABANK Corporation

We have audited management’s assessment, included in the accompanying Management Report on Internal Control over Financial Reporting, that IBERIABANK Corporation maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). IBERIABANK Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that IBERIABANK Corporation maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also in our opinion, IBERIABANK Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31 , 2004, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets and the related consolidated statements of income, shareholders’ equity and cash flows of IBERIABANK Corporation and Subsidiary, and our report dated February 21, 2005 expressed an unqualified opinion.

/s/ Castaing, Hussey & Lolan, LLC

New Iberia, Louisiana

February 21, 2005

REPORT OF CASTAING, HUSSEY & LOLAN, LLC

INDEPENDENT REGISTERED ACCOUNTING FIRM

To the Board of Directors and Shareholders of

IBERIABANK Corporation

We have audited the accompanying consolidated balance sheets of IBERIABANK Corporation and Subsidiary as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of IBERIABANK Corporation and Subsidiary as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of IBERIABANK Corporation’s internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 21, 2005 expressed an unqualified opinion of management’s assessment of internal control over financial reporting and an unqualified opinion on the effectiveness of internal control over financial reporting.

/s/ Castaing, Hussey & Lolan, LLC

New Iberia, Louisiana

February 21, 2005

IBERIABANK CORPORATION AND SUBSIDIARY

Consolidated Balance Sheets

December 31, 2004 and 2003

(dollars in thousands, except share data)	2004	2003
Assets
Cash and due from banks	$33,927	$48,849
Interest-bearing deposits in banks	19,325	20,722

Total cash and cash equivalents	53,252	69,571
Securities available for sale, at fair value	526,933	426,130
Securities held to maturity, fair values of $41,061 and $55,207, respectively	40,022	53,492
Mortgage loans held for sale	8,109	5,781
Loans, net of unearned income	1,650,626	1,412,349
Allowance for loan losses	(20,116)	(18,230)

Loans, net	1,630,510	1,394,119
Premises and equipment, net	39,557	31,992
Goodwill	64,732	59,523
Other assets	85,487	75,203

Total Assets	$2,448,602	$2,115,811

Liabilities
Deposits:
Noninterest-bearing	$218,859	$189,786
Interest-bearing	1,554,630	1,399,320

Total deposits	1,773,489	1,589,106
Short-term borrowings	236,453	162,590
Long-term debt	206,089	156,291
Other liabilities	12,409	12,655

Total Liabilities	2,228,440	1,920,642

Shareholders’ Equity
Preferred stock, $1 par value - 5,000,000 shares authorized	—	—
Common stock, $1 par value - 25,000,000 shares authorized; 8,649,777 and 8,362,492 shares issued, respectively	8,650	8,362
Additional paid-in-capital	136,841	114,674
Retained earnings	140,049	119,967
Unearned compensation	(5,581)	(2,668)
Accumulated other comprehensive income	390	183
Treasury stock at cost - 1,765,320 and 1,644,034 shares, respectively	(60,187)	(45,349)

Total Shareholders’ Equity	220,162	195,169

Total Liabilities and Shareholders’ Equity	$2,448,602	$2,115,811

The accompanying Notes to Consolidated Financial Statements are an integral part of these Financial Statements.

IBERIABANK CORPORATION AND SUBSIDIARY

Consolidated Statements of Income

Years Ended December 31, 2004, 2003 and 2002

(dollars in thousands, except per share data)	2004	2003	2002
Interest and Dividend Income
Loans, including fees	$84,231	$79,217	$71,153
Mortgage loans held for sale, including fees	520	893	362
Investment securities:
Taxable interest	20,425	13,201	14,130
Tax-exempt interest	2,549	2,466	1,186
Other	885	785	721

Total interest and dividend income	108,610	96,562	87,552

Interest Expense
Deposits	23,837	21,034	24,562
Short-term borrowings	2,644	1,428	613
Long-term debt	7,501	6,467	2,783

Total interest expense	33,982	28,929	27,958

Net interest income	74,628	67,633	59,594
Provision for loan losses	4,041	6,300	6,197

Net interest income after provision for loan losses	70,587	61,333	53,397

Noninterest Income
Service charges on deposit accounts	12,317	11,683	9,984
ATM/debit card fee income	2,012	1,810	1,609
Income from bank owned life insurance	1,663	1,521	1,211
Gain on sale of loans, net	2,794	4,199	2,081
Gain on sale of assets	220	334	406
Gain (loss) on sale of investments, net	698	267	(42)
Other income	3,513	3,250	2,617

Total noninterest income	23,217	23,064	17,866

Noninterest Expense
Salaries and employee benefits	29,846	26,585	23,066
Occupancy and equipment	6,834	6,273	5,432
Communication and delivery	2,814	2,762	2,551
Franchise and shares tax	2,607	2,086	1,681
Data processing	1,492	1,663	1,456
Marketing and business development	1,582	1,255	1,006
Printing, stationery and supplies	845	845	687
Amortization of acquisition intangibles	885	781	243
Other expenses	7,992	8,379	7,910

Total noninterest expense	54,897	50,629	44,032

Income before income tax expense	38,907	33,768	27,231
Income tax expense	11,568	10,216	8,778

Net Income	$27,339	$23,552	$18,453

Earnings per share - basic	$4.08	$3.71	$3.26

Earnings per share - diluted	$3.76	$3.42	$3.02

The accompanying Notes to Consolidated Financial Statements are an integral part of these Financial Statements.

IBERIABANK CORPORATION AND SUBSIDIARY

Consolidated Statements of Shareholders’ Equity

Years Ended December 31, 2004, 2003 and 2002

(dollars in thousands, except share and per share data)	Common Stock	Additional Paid-In Capital	Retained Earnings	Unearned Compensation	Accumulated Other Comprehensive Income	Treasury Stock	Total
Balance, December 31, 2001	$7,381	$70,477	$88,306	$(3,683)	$739	$(28,803)	$134,417

Comprehensive income:
Net income			18,453				18,453
Change in unrealized gain on securities available for sale, net of deferred taxes					1,157		1,157
Change in fair value of derivatives used for cash flow hedges, net of tax effect					(1,184)		(1,184)

Total comprehensive income							18,426
Cash dividends declared, $.76 per share			(4,369)				(4,369)
Reissuance of treasury stock under stock option plan, net of shares surrendered in payment, including tax benefit, 52,628 shares		645				483	1,128
Common stock released by ESOP trust		1,337		509			1,846
Common stock earned by participants of recognition and retention plan trust, including tax benefit		310		484			794
Treasury stock acquired at cost, 334,300 shares						(12,644)	(12,644)

Balance, December 31, 2002	7,381	72,769	102,390	(2,690)	712	(40,964)	139,598

Comprehensive income:
Net income			23,552				23,552
Change in unrealized gain on securities available for sale, net of deferred taxes					(993)		(993)
Change in fair value of derivatives used for cash flow hedges, net of tax effect					464		464

Total comprehensive income							23,023
Cash dividends declared, $.90 per share			(5,975)				(5,975)
Reissuance of treasury stock under stock option plan, net of shares surrendered in payment, including tax benefit, 127,068 shares		1,653				1,340	2,993
Common stock released by ESOP trust		1,768		473			2,241
Common stock earned by participants of recognition and retention plan trust, including tax benefit		458		613			1,071
Common stock issued for recognition and retention plan		612		(1,064)		452	—
Common stock issued for acquisition	981	37,414					38,395
Treasury stock acquired at cost, 127,400 shares						(6,177)	(6,177)

Balance, December 31, 2003	8,362	114,674	119,967	(2,668)	183	(45,349)	195,169

Comprehensive income:
Net income			27,339				27,339
Change in unrealized gain on securities available for sale, net of deferred taxes					(214)		(214)
Change in fair value of derivatives used for cash flow hedges, net of tax effect					421		421

Total comprehensive income							27,546
Cash dividends declared, $1.06 per share			(7,257)				(7,257)
Reissuance of treasury stock under stock option plan, net of shares surrendered in payment, including tax benefit, 136,495 shares		1,114				3,005	4,119
Common stock released by ESOP trust		2,135		435			2,570
Common stock earned by participants of recognition and retention plan trust, including tax benefit		745		636			1,381
Common stock issued for recognition and retention plan		2,965		(3,984)		1,019	—
Common stock issued for acquisition	288	15,208					15,496
Treasury stock acquired at cost, 326,667 shares						(18,862)	(18,862)

Balance, December 31, 2004	$8,650	$136,841	$140,049	$(5,581)	$390	$(60,187)	$220,162

The accompanying Notes to Consolidated Financial Statements are an integral part of these Financial Statements.

IBERIABANK CORPORATION AND SUBSIDIARY

Consolidated Statements of Cash Flows

Years Ended December 31, 2004, 2003 and 2002

(dollars in thousands)	2004	2003	2002
Cash Flows from Operating Activities
Net income	$27,339	$23,552	$18,453

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,326	4,112	3,872
Provision for loan losses	4,041	6,300	6,197
Noncash compensation expense	3,334	2,710	2,217
Gain on sale of assets	(221)	(414)	(391)
(Gain) loss on sale of investments	(698)	(267)	42
Amortization of premium/discount on investments	2,807	5,790	2,491
Current provision for deferred income taxes	1,816	216	(678)
Net change in loans held for sale	(2,328)	6,475	7,184
Other operating activities, net	(7,097)	(10,531)	(2,651)

Net Cash Provided by Operating Activities	33,319	37,943	36,736

Cash Flows from Investing Activities
Proceeds from sales of securities available for sale	42,762	100,452	26,288
Proceeds from maturities, prepayments and calls of securities available for sale	134,582	145,731	162,094
Purchases of securities available for sale	(269,134)	(328,222)	(278,370)
Proceeds from sales of securities held to maturity	227	—	—
Proceeds from maturities, prepayments and calls of securities held to maturity	13,010	30,529	48,096
Purchases of securities held to maturity	—	(8,119)	(4,855)
Proceeds from sale of loans	—	26,913	—
Increase in loans receivable, net	(190,959)	(209,959)	(100,122)
Proceeds from sale of premises and equipment	76	880	160
Purchases of premises and equipment	(9,430)	(8,381)	(1,582)
Proceeds from disposition of real estate owned	3,533	1,881	4,304
Cash received in excess of cash paid in acquisition	4,320	21,120	—
Cash paid in excess of cash received on branch sale	—	—	(5,999)
Other investing activities, net	(3,510)	(5,030)	(4,101)

Net Cash Used in Investing Activities	(274,523)	(232,205)	(154,087)

Cash Flows from Financing Activities
Increase in deposits	123,303	137,915	16,969
Net change in short-term borrowings	73,863	64,461	84,464
Proceeds from long-term debt	51,100	20,000	52,000
Repayments of long-term debt	(462)	(12,535)	(7,979)
Dividends paid to shareholders	(6,606)	(5,185)	(4,066)
Proceeds from sale of treasury stock for stock options exercised	2,549	1,770	701
Costs of issuance of common stock in acquisition	—	(191)	—
Payments to repurchase common stock	(18,862)	(6,177)	(12,644)

Net Cash Provided by Financing Activities	224,885	200,058	129,445

Net (Decrease) Increase In Cash and Cash Equivalents	(16,319)	5,796	12,094
Cash and Cash Equivalents at Beginning of Period	69,571	63,775	51,681

Cash and Cash Equivalents at End of Period	$53,252	$69,571	$63,775

Supplemental Schedule of Noncash Activities
Acquisition of real estate in settlement of loans	$1,792	$1,702	$1,550
Common stock issued in acquisition	$15,496	$38,586	$—
Exercise of stock options with payment in company stock	$134	$798	$495

Supplemental Disclosures
Cash paid for:
Interest on deposits and borrowings	$33,420	$30,023	$29,170
Income taxes, net	$5,478	$8,665	$8,825

The accompanying Notes to Consolidated Financial Statements are an integral part of these Financial Statements.

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES:

NATURE OF OPERATIONS: IBERIABANK Corporation, (the “Company”) is a Louisiana corporation that serves as the bank holding company for IBERIABANK (the “Bank”), a Louisiana chartered state commercial bank. Through the Bank, the Company offers commercial and retail products and services to customers throughout the state, including New Orleans, Baton Rouge, Shreveport, Monroe, and the Acadiana region of Louisiana. Management of the Company monitors the revenue streams of the various products, services and markets; however, operations are managed and financial performance is evaluated on a company-wide basis. Accordingly, all of the Company’s banking operations are considered by management to be aggregated in one reportable operating segment.

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of IBERIABANK Corporation and its wholly owned subsidiary, IBERIABANK, as well as all of the Bank’s subsidiaries, Iberia Financial Services LLC, Acadiana Holdings LLC, Jefferson Insurance Corporation, Finesco LLC and IBERIABANK Insurance Services LLC. All significant intercompany balances and transactions have been eliminated in consolidation.

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

CONCENTRATION OF CREDIT RISKS: Most of the Company’s business activity is with customers located within the State of Louisiana. The Company’s lending activity is concentrated in the Company’s four primary market areas in Louisiana. The Company in recent years has emphasized originations of commercial loans, private banking and mortgage loans. Repayment of loans is expected to come from cash flows of the borrower. Losses are limited by the value of the collateral upon default of the borrowers. The Company does not have any significant concentrations to any one industry or customer.

CASH AND CASH EQUIVALENTS: For purposes of presentation in the consolidated statements of cash flows, cash and cash equivalents are defined as cash, interest-bearing deposits and noninterest-bearing demand deposits at other financial institutions with maturities less than one year. The Bank may be required to maintain average balances on hand or with the Federal Reserve Bank. At December 31, 2004, the Bank had no required reserve balance. At December 31, 2003, the reserve balance was $15,829,000.

INVESTMENT SECURITIES: Debt securities that management has the ability and intent to hold to maturity are classified as held to maturity and carried at cost, adjusted for amortization of premiums and accretion of discounts using methods approximating the interest method. Securities not classified as held to maturity or trading, including equity securities with readily determinable fair values, are classified as available for sale and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income. Declines in the value of individual held to maturity and available for sale securities below their cost that are other than temporary are included in earnings as realized losses. In estimating other than temporary impairment losses, management considers 1) the length of time and the extent to which the fair value has been less than cost, 2) the financial condition and near-term prospects of the issuer, and 3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. The cost of securities sold is recognized using the specific identification method.

MORTGAGE LOANS HELD FOR SALE: Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income. Loans held for sale have primarily been fixed rate single-family residential mortgage loans under contract to be sold in the secondary market. In most cases, loans in this category are sold within thirty days. These loans are generally sold with the mortgage servicing rights released. Buyers generally have recourse to return a purchased loan to the Company under limited circumstances. Recourse conditions may include early payment default, breach of representations or warranties, and documentation deficiencies.

LOANS: Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at the unpaid principal balances, less the allowance for loan losses and net deferred loan origination fees and unearned discounts. Interest income on loans is accrued over the term of the loans based on the principal balance outstanding. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield, using the interest method.

The accrual of interest on commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. Mortgage, credit card and other personal loans are typically charged off to net collateral value, less cost to sell, no later than 180 days past due. Past due status is based on the contractual terms of loans. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful.

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

OFF-BALANCE SHEET CREDIT RELATED FINANCIAL INSTRUMENTS: In the ordinary course of business, the Company has entered into commitments to extend credit, including commitments under credit card arrangements, commercial letters of credit and standby letters of credit. Such financial instruments are recorded when they are funded.

LOAN SERVICING: Mortgage servicing rights are recognized on loans sold where the institution retains the servicing rights. Capitalized mortgage servicing rights are reported in other assets and are amortized into noninterest income. Impairment of mortgage servicing rights is assessed based on the fair value of those rights. Fair values are estimated using discounted cash flows based on a current market interest rate.

FORECLOSED PROPERTY: Real estate and other assets acquired in settlement of loans are recorded at the balance of the loan or at estimated fair value less estimated selling costs, whichever is less, at the date acquired. Subsequent to foreclosure, management periodically performs valuations and the assets are carried at the lower of cost or fair value less estimated selling costs. Revenue and expenses from operations, gain or loss on sale and changes in the valuation allowance are included in net expenses from foreclosed assets. There was no allowance for losses on foreclosed property at December 31, 2004 and 2003.

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

DERIVATIVE FINANCIAL INSTRUMENTS: The Company may enter into derivative contracts to manage exposure to interest rate risk or to meet the financing needs of its customers. In accordance with FAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, all derivatives are required to be recorded on the balance sheet at fair value.

The Company utilizes interest rate swap agreements to convert a portion of its variable-rate debt to a fixed rate (cash flow hedge). Interest rate swaps are contracts in which a series of interest rate flows are exchanged over a prescribed period. The notional amount on which the interest payments are based is not exchanged.

For derivatives designated as hedging the exposure to changes in the fair value of an asset or liability (fair value hedge), the gain or loss is recognized in earnings in the period of change together with the offsetting gain or loss to the hedged item attributable to the risk being hedged. Earnings will be affected to the extent to which the hedge is not effective in achieving offsetting changes in fair value. For derivatives designated as hedging exposure to variable cash flows of a forecasted transaction (cash flow hedge), the effective portion of the derivative’s gain or loss is initially reported as a component of other comprehensive income and subsequently reclassified into earnings when the forecasted transaction affects earnings or when the hedge is terminated. The ineffective portion of the gain or loss is reported in earnings immediately. For derivatives that are not designated as hedging instruments, changes in the fair value of the derivatives are recognized in earnings immediately.

In applying hedge accounting for derivatives, the Company establishes a method for assessing the effectiveness of the hedging derivative and a measurement approach for determining the ineffective aspect of the hedge upon the inception of the hedge. These methods are consistent with the Company’s approach to managing risk.

The Company enters into commitments to originate loans whereby the interest rate on the prospective loan is determined prior to funding (rate lock commitments). Rate lock commitments on mortgage loans that are intended to be sold are considered to be derivatives. Accordingly, such commitments, along with any related fees received from potential borrowers, are recorded at fair value as derivative assets or liabilities, with changes in fair value recorded in net gain or loss on sale of mortgage loans. The fair value of rate lock commitments was immaterial in 2004 and 2003.

STOCK COMPENSATION PLANS: The Company issues stock options under various plans to directors, officers and other key employees (see Note 15). FAS No. 123, Accounting for Stock-Based Compensation, encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. It also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion (“APB”) No. 25, Accounting for Stock Issued to Employees, whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under the Company’s stock option plans generally have no intrinsic value at the grant date, and under Opinion No. 25 no compensation cost is recognized for them. The Company has accounted for stock options in accordance with the methodology in APB No. 25. As a result, compensation expense relating to stock options is not reflected in net income provided the exercise price of the stock options granted equals or exceeds the market value of the underlying common stock at the grant date. The Company’s practice has been to grant options at no less than the fair market value of the stock at the grant date. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FAS No. 123 for stock options.

	Years Ended December 31,
(dollars in thousands, except per share data)	2004	2003	2002
Reported net income	$27,339	$23,552	$18,453
Deduct: Stock option compensation expense under the fair value method, net of related tax effect	1,340	1,110	1,031

Pro forma net income	$25,999	$22,442	$17,422

Reported net income per common share	$4.08	$3.71	$3.26

Pro forma net income per common share	3.88	3.54	3.08

Reported net income per common share–assuming dilution	3.76	3.42	3.02

Pro forma net income per common share–assuming dilution	3.60	3.30	2.89

See Note 15 for additional information on the Company’s stock compensation plans.

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FAS No. 123(R), Share-Based Payment. FAS No. 123(R) revises FAS No. 123 and calls for companies to expense the fair value of employee stock options and other forms of stock-based compensation. The Company is required to adopt FAS No. 123(R) as of July 1, 2005. This requirement will represent a significant change in practice for the Company.

FAS No. 123(R) requires companies to (1) use fair value to measure stock-based compensation awards and (2) cease using the “intrinsic value” method of accounting, which APB No. 25 allowed and resulted in no expense for many awards of stock options for which the exercise price of the option equaled the price of the underlying stock at the grant date. Under FAS No. 123(R), the fair value of a stock-based compensation award is recognized over the employee’s service period.

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

The Company has evaluated its potential operating segments against the criteria specified in the Statement and has determined that no operating segment disclosures are required in 2004, 2003 or 2002.

EFFECTS OF NEW ACCOUNTING PRONOUNCEMENTS: In December 2003, the FASB issued FASB Interpretation (“FIN”) 46-R, “Consolidation of Variable Interest Entities—Revised.” FIN 46-R revises FIN 46, “Consolidation of Variable Interest Entities” which is an interpretation of Accounting Research Bulletin 51, “Consolidated Financial Statements.” FIN 46-R provides guidance regarding the consolidation of special purpose entities, and removed uncertainty over whether FIN 46 required consolidation or deconsolidation of special purpose entities that issue trust preferred securities. FIN 46-R clarified that even those entities that issue trust preferred securities with call options must be deconsolidated. FIN 46-R is effective for financial statements for periods ending after December 15, 2003, with no requirement for restatement of previous periods. The Company adopted FIN 46-R on December 31, 2003. Adoption of this Interpretation did not have a material impact on the Company’s financial position or results of operations.

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

In March 2004, the FASB’s Emerging Issues Task Force (“EITF”) reached consensus on EITF Issue 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” The consensus requires new disclosure requirements for holders of debt or marketable equity securities that are accounted for under FAS 115, “Accounting for Certain Investments in Debt and Equity Securities.” The new disclosure requirements relate to temporarily impaired investments and are effective for fiscal years ending after December 15, 2003. The guidance also dictates when impairment is deemed to exist, provides guidance on determining if impairment is other than temporary, and directs how to calculate impairment loss. The Company adopted the new disclosure requirements on December 31, 2003.

In September 2004, the EITF issued EITF 03-1-1, “Effective Date of Paragraphs 10-20 of EITF Issue 03-1, ‘The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments’”, which delays the effective date of those paragraphs to be concurrent with the final issuance of EITF 03-1-a, “Implementation Guidance for the Application of Paragraph 16 of EITF 03-1, ‘The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments’.” EITF 03-1-a is currently being debated by the FASB in regards to final guidance and effective date with a comment period that ended October 29, 2004. The Company anticipates that the adoption of EITF 03-1-1 or EITF 03-1-a will not have a material impact on the Company’s financial position or results of operations.

In March 2004, the Securities and Exchange Commission (“SEC”) released Staff Accounting Bulletin No. 105 (“SAB 105”), “Application of Accounting Principles to Loan Commitments”. SAB 105 requires registrants to account for mortgage loan interest rate lock commitments related to loans held for sale as written options. SAB 105 did not have a material effect on the Company’s financial statements.

On December 16, 2004, the FASB issued FAS No. 123(R). The impact of the adoption of FAS No. 123(R) on the Company’s financial statements is discussed in the Stock Compensation Plans section of Note 1.

RECLASSIFICATIONS: Certain reclassifications have been made to the 2002 and 2003 consolidated financial statements in order to conform to the classifications adopted for reporting in 2004.

NOTE 2 – ACQUISITION ACTIVITY:

The Company completed the acquisition of 100% of the outstanding stock of Acadiana Bancshares, Inc. (“Acadiana”) at the close of business on February 28, 2003, in exchange for 981,821 shares valued at $38.6 million and $9.8 million in cash. The shares were valued by using the closing price of the Company’s stock for the three days immediately prior to, and after, February 14, 2003, the earliest date that the number of shares to be issued was known. This acquisition enhances the Company’s position as a leading financial services provider in its primary market base area and in the state of Louisiana.

The Acadiana transaction resulted in $24.1 million of goodwill, $4.0 million of core deposit intangibles and $313,000 of other intangibles. The goodwill acquired is not tax deductible. The amount allocated to the core deposit intangible was determined by an independent valuation and is being amortized over the estimated useful life of eight years using a double declining method. The amount allocated to other intangibles represents the estimated value assigned to mortgage servicing rights and is being amortized over an estimated useful life of seven years using an interest method.

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

The Company completed the acquisition of 100% of the outstanding stock of Alliance Bank of Baton Rouge (“Alliance”) on February 29, 2004, in exchange for 287,285 shares of the Company’s common stock valued at $15,496,000. The shares were valued by using the average of the closing prices of the Company’s stock for the three trading days immediately prior to and after the date of the definitive agreement. This acquisition expanded the Company’s presence into Baton Rouge, Louisiana.

The Alliance transaction resulted in $5.2 million of goodwill and $1.2 million of core deposit intangibles. The goodwill acquired is not tax deductible. The amount allocated to the core deposit intangible was determined by an independent valuation and is being amortized over the estimated useful life of seven years using the straight line method.

In the acquisition, shareholders of Alliance received total consideration of $16.18 per outstanding share of Alliance common stock in exchange for the Company’s common stock. The combination was accounted for as a purchase with the purchase price allocated as follows:

(dollars in thousands)	Amount
Cash and due from banks	$4,320
Investment securities	11,218
Loans, net	53,125
Premises and equipment, net	1,125
Goodwill	5,209
Core deposit and other intangibles	1,200
Other assets	1,971
Deposits	(61,772)
Other liabilities	(900)

Total purchase price	$15,496

The results of operations of the Company subsequent to the acquisition date are included in the Company’s consolidated statements of income. The following pro forma information for the years ended December 31, 2004 and 2003 reflects the Company’s estimated consolidated results of operations as if the acquisition of Alliance occurred at January 1 of the respective period, unadjusted for potential cost savings.

(dollars in thousands, except per share data)	2004	2003
Interest and dividend income	$109,116	$99,640
Interest expense	34,080	29,527

Net interest income	75,036	70,113
Provision for loan losses	4,052	6,374

Net interest income after provision for loan losses	70,984	63,739
Noninterest income	23,346	23,549
Noninterest expense	55,458	52,954

Income before income taxes	38,872	34,334
Income tax expense	11,575	10,391

Net income	$27,297	$23,943

Earnings per share – basic	$4.04	$3.61
Earnings per share – diluted	$3.73	$3.34

On January 31, 2005, the Company acquired all of the outstanding stock of American Horizons Bancorp, Inc. of Monroe (“American Horizons”) for 792,348 shares of the Company’s common stock valued at $47,743,000 and $653,000 in cash. The transaction is accounted for under the purchase method of accounting. The acquisition expands the Company’s presence in North Louisiana. At December 31, 2004, total assets of American Horizons were $251 million, including $201 million in loans receivable and $12 million in investment securities. Total deposits at such date were $193 million.

NOTE 3 – INVESTMENT SECURITIES:

The amortized cost and fair values of investment securities, with gross unrealized gains and losses, consist of the following:

(dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2004

Securities available for sale:
U.S. Government and federal agency obligations	$53,715	$11	$(490)	$53,236
Obligations of state and political subdivisions	46,815	1,577	(13)	48,379
Mortgage backed securities	425,342	2,338	(2,362)	425,318

Total securities available for sale	$525,872	$3,926	$(2,865)	$526,933

Securities held to maturity:
U.S. Government and federal agency obligations	$13,088	$76	$(27)	$13,137
Obligations of state and political subdivisions	14,053	546	—	14,599
Mortgage backed securities	12,881	457	(13)	13,325

Total securities held to maturity	$40,022	$1,079	$(40)	$41,061

December 31, 2003

Securities available for sale:
U.S. Government and federal agency obligations	$26,805	$147	$—	$26,952
Obligations of state and political subdivisions	46,839	1,437	(26)	48,250
Mortgage backed securities	351,046	1,916	(2,091)	350,871
Marketable equity securities	51	6	—	57

Total securities available for sale	$424,741	$3,506	$(2,117)	$426,130

Securities held to maturity:
U.S. Government and federal agency obligations	$13,101	$232	$(3)	$13,330
Obligations of state and political subdivisions	17,134	744	—	17,878
Mortgage backed securities	23,257	760	(18)	23,999

Total securities held to maturity	$53,492	$1,736	$(21)	$55,207

Securities with carrying values of $360,767,000 and $321,370,000 were pledged to secure public deposits and other borrowings at December 31, 2004 and 2003, respectively.

The amortized cost and estimated fair value by maturity of investment securities at December 31, 2004 are shown in the following table. Securities are classified according to their contractual maturities without consideration of principal amortization, potential prepayments or call options. Accordingly, actual maturities may differ from contractual maturities.

		Securities Available for Sale		Securities Held to Maturity
(dollars in thousands)	Weighted Average Yield	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Within one year or less	4.14%	$117	$117	$5,000	$5,020
One through five years	3.51	61,691	61,312	5,931	5,901
After five through ten years	4.02	107,722	108,205	9,580	9,859
Over ten years	4.43	356,342	357,299	19,511	20,281

Totals	4.23%	$525,872	$526,933	$40,022	$41,061

Management evaluates securities for other-than-temporary impairment at least quarterly, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to 1) the length of time and the extent to which the fair value has been less than cost, 2) the financial condition and near-term prospects of the issuer, and 3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. In analyzing an issuer’s financial condition, management considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and industry analysts’ reports. As of December 31, 2004, management’s assessment concluded that no declines are deemed to be other than temporary.

Information pertaining to securities with gross unrealized losses at December 31, 2004, aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows:

	Less Than Twelve Months		Over Twelve Months
(dollars in thousands)	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
Securities available for sale:
U.S. Government and federal agency obligations	$(490)	$52,226	$—	$—
Obligations of state and political subdivisions	(13)	3,922	—	—
Mortgage backed securities	(978)	155,906	(1,384)	56,425

Total securities available for sale	$(1,481)	$212,054	$(1,384)	$56,425

Securities held to maturity:
U.S. Government and federal agency obligations	$(27)	$2,952	$—	$—
Mortgage backed securities	(4)	2,705	(9)	822

Total securities held to maturity	$(31)	$5,657	$(9)	$822

At December 31, 2004, ninety-three debt securities have unrealized losses with aggregate depreciation of 1.0% from the Company’s amortized cost basis. The unrealized losses for each of the ninety-three securities relate principally to market interest rate changes. Twenty-six of the ninety-three securities have been in a continuous loss position for over twelve months. The twenty-six securities were issued by either Federal National Mortgage Association (Fannie Mae), Federal Home Loan Mortgage Corporation (Freddie Mac) or Government National Mortgage Association (Ginnie Mae) and are rated AAA or Aaa by Standard and Poor’s or Moody’s, respectively. The twenty-six securities have an aggregate amortized cost basis and unrealized loss of $58,640,000 and $1,393,000, respectively. As management has the ability to hold debt securities until maturity, or for the foreseeable future if classified as available for sale, no declines are deemed to be other than temporary.

The following is a summary of realized gains and losses from the sale of securities classified as available for sale, the tax benefit (provision) of which is calculated at the federal income tax rate of 35%.

	Years Ended December 31,
(dollars in thousands)	2004	2003	2002
Realized gains	$748	$648	$257
Realized losses	(50)	(381)	(299)

Net realized gains (losses)	$698	$267	$(42)

At December 31, 2004, the Company’s exposure to three investment security issuers exceeded 10% of shareholders’ equity:

(dollars in thousands)	Book Value	Market Value
Federal National Mortgage Association (Fannie Mae)	$267,625	$267,956
Federal Home Loan Mortgage Corporation (Freddie Mac)	195,204	194,713
Federal Home Loan Bank (FHLB)	32,832	32,680

Balance, end of year	$495,661	$495,349

NOTE 4 – LOANS RECEIVABLE:

Loans receivable at December 31, 2004 and 2003 consists of the following:

(dollars in thousands)	2004	2003
Residential mortgage loans:
Residential 1-4 family	$387,079	$338,965
Construction	33,031	50,295

Total residential mortgage loans	420,110	389,260

Commercial loans:
Real estate	419,427	352,031
Business	307,614	201,020

Total commercial loans	727,041	553,051

Consumer loans:
Indirect automobile	222,480	229,636
Home equity	213,533	174,740
Other	67,462	65,662

Total consumer loans	503,475	470,038

Total loans receivable	$1,650,626	$1,412,349

Loans receivable includes approximately $585,804,000 and $435,901,000 of adjustable rate loans and $1,064,822,000 and $976,448,000 of fixed rate loans at December 31, 2004 and 2003, respectively. The amount of loans for which the accrual of interest has been discontinued totaled approximately $4,455,000 and $3,902,000 at December 31, 2004 and 2003, respectively. The amount of interest income that would have been recorded in 2004, 2003 and 2002 if these loans had been current in accordance with their original terms was approximately $322,000, $276,000 and $196,000, respectively. Accruing loans past due 90 days or more total $1,209,000 and $1,220,000 as of December 31, 2004 and 2003, respectively.

A summary of changes in the allowance for loan losses for the years ended December 31, 2004, 2003 and 2002 is as follows:

(dollars in thousands)	2004	2003	2002
Balance, beginning of year	$18,230	$13,101	$11,117
Addition due to purchase transaction	587	2,439	—
Provision charged to operations	4,041	6,300	6,197
Loans charged-off	(4,112)	(4,782)	(4,782)
Recoveries	1,370	1,172	569

Balance, end of year	$20,116	$18,230	$13,101

The following is a summary of information pertaining to impaired loans as of December 31:

(dollars in thousands)	2004	2003
Impaired loans without a valuation allowance	$16	$—
Impaired loans with a valuation allowance	9,163	3,353

Total impaired loans	$9,179	$3,353

Valuation allowance related to impaired loans	$1,788	$728

(dollars in thousands)	2004	2003	2002
Average investment in impaired loans	$4,128	$3,534	$3,651
Interest income recognized on impaired loans	149	211	236
Interest income recognized on a cash basis on impaired loans	175	170	240

As of December 31, 2004, the Company is also committed to lend an additional $5,000 to one customer whose loan is classified as impaired.

NOTE 5 – LOAN SERVICING:

Loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of loans serviced for others were $19,153,000 and $27,340,000 at December 31, 2004 and 2003, respectively. Custodial escrow balances maintained in connection with the foregoing portfolio of loans serviced for others, and included in demand deposits, were approximately $47,000 and $76,000 at December 31, 2004 and 2003, respectively.

The balance of mortgage servicing rights was $176,000 and $279,000 at December 31, 2004 and 2003, respectively.

NOTE 6 – PREMISES AND EQUIPMENT:

Premises and equipment at December 31, 2004 and 2003 consist of the following:

(dollars in thousands)	2004	2003
Land	$6,387	$4,921
Buildings	29,219	24,825
Furniture, fixtures and equipment	23,970	19,433

Total premises and equipment	59,576	49,179
Less accumulated depreciation	20,019	17,187

Total premises and equipment, net	$39,557	$31,992

Depreciation expense was $2,971,000, $2,544,000 and $2,341,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

The Company actively engages in leasing office space that it has available. Leases have different terms ranging from monthly rental to five-year leases. At December 31, 2004, monthly lease income was $94,000 per month. Total lease income for 2004, 2003 and 2002 was $1,023,000, $884,000 and $304,000, respectively. Income from leases is reported as a reduction in occupancy and equipment expense. The total allocated cost of the portion of the buildings held for lease at December 31, 2004 and 2003 was $6,839,000 and $4,404,000, respectively, with related accumulated depreciation of $1,429,000 and $937,000, respectively.

The Company leases certain branch offices, land and ATM facilities through non-cancelable operating leases with terms that range from one to fifteen years, with renewal options thereafter. Certain of the leases have escalation clauses and renewal options ranging from three to ten years. Total rent expense for the years ended December 31, 2004, 2003 and 2002 amounted to $963,000, $914,000 and $805,000, respectively.

Minimum future annual rent commitments under these agreements for the indicated periods follow:

(dollars in thousands)	Amount
Year Ending December 31,

2005	$817
2006	462
2007	283
2008	222
2009	189
2010 and thereafter	1,132

Total	$3,105

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

The Company performed the required annual impairment tests of goodwill as of October 1, 2004 and 2003. The results of these tests did not indicate impairment of the Company’s recorded goodwill. Changes to the carrying amount of goodwill not subject to amortization for the years ended December 31, 2004 and 2003 follows:

(dollars in thousands)	Amount
Balance, December 31, 2002	$35,401
Goodwill acquired during year	24,122
Impairment losses	—

Balance, December 31, 2003	$59,523
Goodwill acquired during year	5,209
Impairment losses	—

Balance, December 31, 2004	$64,732

The Company’s purchase accounting intangible assets from prior acquisitions which are subject to amortization include core deposit intangibles and mortgage servicing rights with the following carrying values:

	As of December 31, 2004		As of December 31, 2003
(dollars in thousands)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Core deposit intangibles	$5,244	$1,667	$4,044	$781
Mortgage servicing rights	313	210	313	131

Totals	$5,557	$1,877	$4,357	$912

The related amortization expense of purchase accounting intangible assets from prior acquisitions follows:

(dollars in thousands)	Amount
Aggregate amortization expense:
For the year ended December 31, 2003	$912
For the year ended December 31, 2004	964

Estimated amortization expense:
For the year ended December 31, 2005	$803
For the year ended December 31, 2006	650
For the year ended December 31, 2007	545
For the year ended December 31, 2008	531
For the year ended December 31, 2009 For the year ended December 31, 2010 For the year ended December 31, 2011	531 531 89

NOTE 8 – DEPOSITS:

Certificates of deposit with a balance of $100,000 and over were $235,724,000 and $215,659,000 at December 31, 2004 and 2003, respectively. A schedule of maturities of all certificates of deposit as of December 31, 2004 is as follows:

(dollars in thousands)	Amount
Year Ending December 31,

2005	$324,575
2006	108,078
2007	119,555
2008	58,068
2009	13,301
2010 and thereafter	4,697

Total	$628,274

NOTE 9 – SHORT-TERM BORROWINGS:

Short-term borrowings at December 31, 2004 and 2003 are summarized as follows:

(dollars in thousands)	2004	2003
Securities sold under agreements to repurchase	$44,453	$19,590
Federal Home Loan Bank advances	192,000	143,000

Total short-term borrowings	$236,453	$162,590

Securities sold under agreements to repurchase, which are classified as secured borrowings, generally mature daily. Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction. The Company may be required to provide additional collateral based on the fair value of the underlying securities.

The short-term borrowings at December 31, 2004 consist of FHLB advances with maturity terms of seven days, at fixed interest rates ranging from 1.98% to 2.38%. The short-term borrowings at December 31, 2003 consist of FHLB advances with maturity terms of one day to 365 days, at fixed interest rates ranging from 1.05% to 1.46%.

(dollars in thousands)	2004	2003	2002
Outstanding at December 31	$236,453	$162,590	$96,803
Maximum month-end outstandings	246,354	162,590	96,803
Average daily outstandings	188,589	115,014	32,961
Average rate during the year	1.40%	1.24%	1.86%
Average rate at year end	2.01%	1.13%	1.36%

NOTE 10 – LONG-TERM DEBT:

Long-term debt at December 31, 2004 and 2003 is summarized as follows:

(dollars in thousands)	2004	2003
Federal Home Loan Bank notes at:
2.02 to 2.21% variable, 3 month LIBOR index	$35,000	$35,000
2.47 to 8.70% fixed	140,159	100,671
Junior subordinated debt:
Statutory Trust I, 3 month LIBOR plus 3.25%	10,310	10,310
Statutory Trust II, 3 month LIBOR plus 3.15%	10,310	10,310
Statutory Trust III, 3 month LIBOR plus 2.00%	10,310	—

Total long-term debt	$206,089	$156,291

FHLB advance repayments are amortized over periods ranging from eighteen months to twenty years, and have a balloon feature at maturity. Advances are collateralized by a blanket pledge of mortgage loans and a secondary pledge of FHLB stock and FHLB demand deposits. Total additional advances available from the FHLB at December 31, 2004 were $168,463,000 under the blanket floating lien and $139,632,000 with a pledge of investment securities. The weighted average rate at December 31, 2004 was 4.33%.

Junior Subordinated Debt consists of a total of $30,930,000 in Junior Subordinated Deferrable Interest Debentures of the Company issued to statutory trusts that were funded by the issuance of floating rate capital securities of the trusts. The issues of $10,310,000 each were completed in November 2002, June 2003 and September 2004. The debentures qualify as Tier 1 Capital for regulatory purposes. The term of the securities is 30 years, and they are callable at par by the Company anytime after 5 years. Interest is payable quarterly and may be deferred at any time at the election of the

Company for up to 20 consecutive quarterly periods. During such period the Company is subject to certain restrictions, including being prohibited from declaring dividends to its common shareholders.

Advances and long-term debt at December 31, 2004 have maturities in future years as follows:

(dollars in thousands)	Amount
Year Ending December 31,
2005	$1,400
2006	22,667
2007	34,817
2008	30,320
2009	76,624
2010 and thereafter	40,261

Total	$206,089

NOTE 11 – ON-BALANCE SHEET DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES:

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

At December 31, 2004 and 2003, the information pertaining to outstanding interest rate swap agreements is as follows:

(dollars in thousands)	2004	2003
Notional amount	$61,000	$45,000
Weighted average pay rate	3.5%	3.7%
Weighted average receive rate	1.3%	1.1%
Weighted average maturity in years	4.2	5.2

Unrealized gain (loss) relating to interest rate swaps	$(461)	(1,108)

No interest rate swap agreements were terminated prior to maturity in 2004 or 2003. Changes in the fair value of interest rate swaps designated as hedging instruments of the variability of cash flows associated with long-term debt are reported in other comprehensive income. These amounts subsequently are reclassified into interest expense as a yield adjustment in the same period in which the related interest on the long-term debt affects earnings. As a result of these interest rate swaps, interest expense was increased by $1,221,000 and $1,178,000 for the years ended December 31, 2004 and 2003, respectively.

Risk management results for the years ended December 31, 2004 and 2003 related to the balance sheet hedging of long-term debt indicate that the hedges were 100% effective and that there was no component of the derivative instruments’ gain or loss which was excluded from the assessment of hedge effectiveness.

NOTE 12 – INCOME TAXES:

The provision for income tax expense consists of the following:

	Years Ended December 31,
(dollars in thousands)	2004	2003	2002
Current federal expense	$8,400	$8,554	$8,832
Deferred federal expense	1,816	216	(678)
Tax credits	(484)	(91)	—
Tax benefits attributable to equity-based compensation plans allocated to paid in capital	1,836	1,537	624

Total income tax expense	$11,568	$10,216	$8,778

There was a balance due of federal income taxes of $441,000 and an overpayment of federal income taxes of $2,058,000 at December 31, 2004 and 2003, respectively.

The provision for federal income taxes differs from the amount computed by applying the federal income tax statutory rate of 35 percent on income from operations as indicated in the following analysis:

	Years Ended December 31,
(dollars in thousands)	2004	2003	2002
Federal tax based on statutory rate	$13,617	$11,819	$9,531
Increase (decrease) resulting from:
Effect of tax-exempt income	(2,445)	(2,227)	(1,378)
Amortization of acquisition intangibles	—	—	85
Interest and other nondeductible expenses	263	240	161
Nondeductible ESOP expense	625	518	389
Tax credit	(484)	(91)	—
Other	(8)	(43)	(10)

Income tax expense	$11,568	$10,216	$8,778

Effective rate	29.7%	30.3%	32.2%

The net deferred tax asset (liability) at December 31, 2004 and 2003 is as follows:

(dollars in thousands)	2004	2003
Deferred tax asset:
Allowance for loan losses	$6,565	$6,005
Real estate owned	16	358
Deferred compensation	289	226
Time deposits	635	848
Borrowings	1,833	2,235
Unrealized loss on cash flow hedges	161	388
Other	596	758

Subtotal	10,095	10,818

Deferred tax liability:
FHLB stock	(1,686)	(1,773)
Premises and equipment	(3,526)	(2,582)
Acquisition premium	(3,434)	(2,596)
Unrealized gain on investments classified as available for sale	(371)	(486)
Other	(682)	(862)

Subtotal	(9,699)	(8,299)

Deferred tax asset, net	$396	$2,519

Retained earnings at December 31, 2004 and 2003 included approximately $21,864,000 accumulated prior to January 1, 1987 for which no provision for federal income taxes has been made. If this portion of retained earnings is used in the future for any purpose other than to absorb bad debts, it will be added to future taxable income.

NOTE 13 – EARNINGS PER SHARE:

Weighted average shares of common stock outstanding for basic EPS excludes the weighted average shares not released by the Employee Stock Ownership Plan (“ESOP”) of 31,809, 77,209 and 126,287 shares at December 31, 2004, 2003 and 2002, respectively and the weighted average unvested shares in the Recognition and Retention Plan (“RRP”) of 160,902, 135,673 and 146,662 shares at December 31, 2004, 2003 and 2002, respectively. Shares not included in the calculation of diluted EPS because they are anti-dilutive were stock options of 53,400, 29,000 and 14,000 and RRP grants of 13,500, 7,000 and 7,000 at December 31, 2004, 2003 and 2002, respectively. The following sets forth the computation of basic net income per common share and diluted net income per common share.

	Years Ended December 31,
	2004	2003	2002
Numerator:
Income applicable to common shares	$27,339,000	$23,552,000	$18,453,000

Denominator:
Weighted average common shares outstanding	6,701,607	6,343,467	5,662,810
Effect of dilutive securities:
Stock options outstanding	525,025	504,837	420,788
Warrants	7,070	—	—
RRP grants	40,611	37,244	35,846

Weighted average common shares outstanding - assuming dilution	7,274,313	6,885,548	6,119,444

Earnings per common share	$4.08	$3.71	$3.26
Earnings per common share – assuming dilution	$3.76	$3.42	$3.02

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

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to average assets. Management believes, as of December 31, 2004 and 2003, that the Company and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2004, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leveraged ratios as set forth in the following table. There are no conditions or events since the notification that management believes have changed the Bank’s category. The Company’s and the Bank’s actual capital amounts and ratios as of December 31, 2004 and 2003 are also presented in the table.

	Actual		Minimum		Well Capitalized
(dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount		Ratio
December 31, 2004

Tier 1 leverage capital:
IBERIABANK Corporation	$181,445	7.63%	$95,085	4.00%	$	N/A	N/A	%
IBERIABANK	162,127	6.86	94,553	4.00		118,191	5.00

Tier 1 risk-based capital:
IBERIABANK Corporation	181,445	11.13	65,228	4.00		N/A	N/A
IBERIABANK	162,127	9.96	65,091	4.00		97,636	6.00

Total risk-based capital:
IBERIABANK Corporation	201,561	12.36	130,456	8.00		N/A	N/A
IBERIABANK	182,243	11.20	130,181	8.00		162,726	10.00

December 31, 2003

Tier 1 leverage capital:
IBERIABANK Corporation	$152,792	7.50%	$81,542	4.00%	$	N/A	N/A	%
IBERIABANK	142,144	7.01	81,112	4.00		101,390	5.00

Tier 1 risk-based capital:
IBERIABANK Corporation	152,792	10.94	55,841	4.00		N/A	N/A
IBERIABANK	142,144	10.20	55,745	4.00		83,617	6.00

Total risk-based capital:
IBERIABANK Corporation	170,255	12.20	111,681	8.00		N/A	N/A
IBERIABANK	159,578	11.45	111,490	8.00		139,362	10.00

NOTE 15 – BENEFIT PLANS:

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

Compensation cost related to the ESOP for the years ended December 31, 2004, 2003 and 2002 was $2,221,000, $1,953,000 and $1,621,000, respectively. The fair value of the unearned ESOP shares, using the closing quoted market price per share at year end was approximately $686,000 and $3,183,000 at December 31, 2004 and 2003, respectively. A summary of the ESOP share allocation as of December 31 of the year indicated is as follows:

	2004	2003	2002
Shares allocated beginning of year	381,841	371,525	355,789
Shares allocated during the year	43,622	47,259	50,899
Shares distributed during the year	(37,484)	(36,943)	(35,163)

Allocated shares held by ESOP at year end	387,979	381,841	371,525
Unreleased shares	10,338	53,960	101,219

Total ESOP shares	398,317	435,801	472,744

STOCK OPTION PLANS

The Company issues stock options under various plans to directors, officers and other key employees. The option exercise price cannot be less than the fair value of the underlying common stock as of the date of the option grant and the maximum option term cannot exceed ten years. The stock options granted have vesting periods from one-and-a half to seven years. There was no compensation expense recorded in 2004, 2003 or 2002 related to stock option plans. At December 31, 2004 future awards of 367,071 shares could be made under the stock option plans.

The stock option plans also permit the granting of Stock Appreciation Rights (“SARs”). SARs entitle the holder to receive, in the form of cash or stock, the increase in the fair value of Company stock from the date of grant to the date of exercise. No SARs have been issued under the plans.

The following table summarizes the activity related to stock options:

	Options Outstanding	Weighted Average Exercise Price
At January 1, 2002	1,010,886	$18.40
Granted	198,750	29.51
Canceled	(19,933)	22.38
Exercised	(66,229)	18.06

At December 31, 2002	1,123,474	20.31
Granted	214,750	40.45
Canceled	(22,098)	31.22
Exercised	(144,962)	17.71

At December 31, 2003	1,171,164	24.12
Granted	253,250	57.19
Canceled	(7,400)	39.29
Exercised	(134,074)	18.83

At December 31, 2004	1,282,940	$31.12

Exercisable at December 31, 2002	532,603	$17.20
Exercisable at December 31, 2003	568,879	$18.41
Exercisable at December 31, 2004	592,858	$20.84

The following table presents the weighted average remaining life as of December 31, 2004 for options outstanding within the stated exercise prices:

	Outstanding			Exercisable
Exercise Price Range Per Share	Number Of Options	Weighted Average Exercise Price	Weighted Average Remaining Life	Number Of Options	Weighted Average Exercise Price
$13.38 to $15.06	168,058	$13.75	5.1 years	106,881	$13.78
$15.88	196,298	$15.88	1.4 years	196,298	$15.88
$16.31 to $19.75	48,143	$18.36	4.4 years	36,858	$18.34
$20.25 to $29.80	403,211	$26.07	6.2 years	208,891	$25.48
$34.28 to $39.92	169,230	$38.43	8.1 years	34,830	$38.35
$40.09 to $49.81	32,000	$45.29	8.3 years	6,400	$45.29
$51.42 to $58.70	216,500	$56.08	9.4 years	2,700	$52.12
$60.26 to $62.24	49,500	$60.73	9.2 years	—	—

In October 1995, the FASB issued FAS 123, which requires disclosure of the compensation cost for stock-based incentives granted after January 1, 1995 based on the fair value at grant date for awards. Applying FAS 123 would result in pro forma net income and earnings per share amounts as follows:

(dollars in thousands, except per share data)	2004	2003	2002
Net income:
Reported	$27,339	$23,552	$18,453
Deduct: stock option compensation expense under the fair value method, net of related tax effect	1,340	1,110	1,031

Pro forma	$25,999	$22,442	$17,422

Earnings per share:
As reported – basic	$4.08	$3.71	$3.26
diluted	3.76	3.42	3.02
Pro forma – basic	3.88	3.54	3.08
diluted	3.60	3.30	2.89

The fair value of each option is estimated on the date of grant using an option-pricing model with the following weighted average assumptions used for 2004, 2003 and 2002 grants: dividend yields of 1.80, 1.94 and 2.10 percent; expected volatility of 19.08, 23.42 and 18.32 percent; risk-free interest rate of 4.03, 3.70 and 5.04 percent; and expected lives of 7.0 years. The weighted average fair value per share at the date of grant for shares granted during 2004, 2003 and 2002 was $14.47, $8.29 and $7.14, respectively.

RESTRICTED STOCK PLANS

The Company established the RRP for certain officers and directors during the year ended December 31, 1996. A supplemental stock benefit plan adopted in 1999 and the 2001 Incentive Plan also allow grants of restricted stock. The cost of the shares of restricted stock awarded under these plans is recorded as unearned compensation, a contra equity account. The fair value of the shares on the date of award is recognized as compensation expense over the vesting period, which is generally seven years. The holders of the restricted stock receive dividends and have the right to vote the shares. For the years ended December 31, 2004, 2003 and 2002 the amount included in compensation expense was $1,113,000, $757,000 and $596,000 respectively. At December 31, 2004, 2,736 shares were available in the RRP plan for future awards. The weighted average grant date fair value of the restricted stock granted during the years ended December 31, 2004, 2003 and 2002 was $57.65, $43.22 and $30.74, respectively. A summary of the changes in awarded shares follows:

	2004	2003	2002
Balance, beginning of year	130,896	96,693	90,967
Granted	69,250	68,550	35,000
Forfeited	(2,786)	(2,000)	(1,716)
Earned and issued	(26,150)	(32,347)	(27,558)

Balance, end of year	171,210	130,896	96,693

401 (K) PROFIT SHARING PLAN

The Company has a 401(k) Profit Sharing Plan covering substantially all of its employees. Annual employer contributions to the plan are set by the Board of Directors. No contributions were made by the Company for the years ended December 31, 2004, 2003 and 2002. The Plan provides, among other things, that participants in the Plan be able to direct the investment of their account balances within the Profit Sharing Plan into alternative investment funds. Participant deferrals under the salary reduction election may be matched by the employer based on a percentage to be determined annually by the employer.

NOTE 16 – RELATED PARTY TRANSACTIONS:

In the ordinary course of business, the Bank has granted loans to executive officers and directors and their affiliates amounting to $569,000 and $897,000 at December 31, 2004 and 2003, respectively. During the year ended December 31, 2004, total principal additions were $53,000 and total principal payments were $381,000.

NOTE 17 – OFF-BALANCE SHEET ACTIVITIES:

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The same credit policies are used in these commitments as for on-balance sheet instruments. The Company’s exposure to credit loss in the event of nonperformance by the other parties is represented by the contractual amount of the financial instruments. At December 31, 2004, the fair value of guarantees under commercial and standby letters of credit was $16,000. This amount represents the unamortized fee associated with these guarantees and is included in the consolidated balance sheet of the Company. This fair value will decrease over time as the existing commercial and standby letters of credit approach their expiration dates.

At December 31, 2004 and 2003, the Company had the following financial instruments outstanding, whose contract amounts represent credit risk:

	Contract Amount
(dollars in thousands)	2004	2003
Commitments to grant loans	$23,927	$30,949
Unfunded commitments under lines of credit	280,320	266,342
Commercial and standby letters of credit	6,953	2,488

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

Loans: The fair value of mortgage loans receivable was estimated based on present values using entry-value rates at December 31, 2004 and 2003, weighted for varying maturity dates. Other loans receivable were valued based on present values using entry-value interest rates at December 31, 2004 and 2003 applicable to each category of loans. Fair values of mortgage loans held for sale are based on commitments on hand from investors or prevailing market prices.

Deposits: The fair value of NOW accounts, money market deposits and savings accounts was the amount payable on demand at the reporting date. Certificates of deposit were valued using a weighted average rate calculated based upon rates at December 31, 2004 and 2003 for deposits of similar remaining maturities.

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

Off-Balance Sheet Items: The Company has outstanding commitments to extend credit and standby letters of credit. These off-balance sheet financial instruments are generally exercisable at the market rate prevailing at the date the underlying transaction will be completed. At December 31, 2004 and 2003, the fair value of guarantees under commercial and standby letters of credit was immaterial.

The estimated fair values and carrying amounts of the Company’s financial instruments are as follows:

	December 31, 2004		December 31, 2003
(dollars in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets
Cash and cash equivalents	$53,252	$53,252	$69,571	$69,571
Investment securities	566,955	567,994	479,622	481,337
Loans and loans held for sale, net	1,638,619	1,652,821	1,399,900	1,433,860
Derivative instruments	419	419	296	296

Financial Liabilities
Deposits	$1,773,489	$1,772,975	$1,589,106	$1,594,249
Short-term borrowings	236,453	236,453	162,590	162,590
Long-term debt	206,089	207,707	156,291	153,042
Derivative instruments	880	880	1,404	1,404

The fair value estimates presented herein are based upon pertinent information available to management as of December 31, 2004 and 2003. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

NOTE 19 – COMPREHENSIVE INCOME:

The following is a summary of the components of other comprehensive income:

	Years Ended December 31,
(dollars in thousands)	2004	2003	2002
Unrealized gain (loss) on securities available for sale, net	$369	$(1,261)	$1,738
Reclassification adjustment for net (gains) losses realized in net income	(698)	(267)	42

Net unrealized gain (loss)	(329)	(1,528)	1,780
Tax effect	115	535	(623)

Net-of-tax amount	(214)	(993)	1,157

Unrealized gain (loss) on cash flow hedges	648	715	(1,822)
Tax effect	(227)	(251)	638

Net-of-tax amount	421	464	(1,184)

Other comprehensive income (loss), net of income taxes	$207	$(529)	$(27)

NOTE 20 – RESTRICTIONS ON DIVIDENDS, LOANS AND ADVANCES:

The Bank is restricted under applicable laws in the payment of dividends to an amount equal to current year earnings plus undistributed earnings for the immediately preceding year, unless prior permission is received from the Commissioner of Financial Institutions for the State of Louisiana. Dividends payable by the Bank in 2005 without permission will be limited to 2005 earnings plus an additional $7,913,000.

Accordingly, at January 1, 2005, $222,697,000 of the Company’s equity in the net assets of the Bank was restricted. Funds available for loans or advances by the Bank to the Company amounted to $18,224,000. In addition, dividends paid by the Bank to the Company would be prohibited if the effect thereof would cause the Bank’s capital to be reduced below applicable minimum capital requirements.

NOTE 21 – CONDENSED PARENT COMPANY ONLY FINANCIAL STATEMENTS:

Condensed financial statements of IBERIABANK Corporation (parent company only) are shown below. The parent company has no significant operating activities.

Condensed Balance Sheets

December 31, 2004 and 2003

(dollars in thousands)	2004	2003
Assets
Cash in bank	$11,023	$2,777
Investment in subsidiary	230,610	205,005
Other assets	11,919	10,241

Total assets	$253,552	$218,023

Liabilities and Shareholders’ Equity
Liabilities	$33,390	$22,854
Shareholders’ equity	220,162	195,169

Total liabilities and shareholders’ equity	$253,552	$218,023

Condensed Statements of Income

Years Ended December 31, 2004, 2003 and 2002

(dollars in thousands)	2004	2003	2002
Operating income
Dividends from subsidiary	$21,500	$12,000	$18,000
Other income	249	64	24

Total operating income	21,749	12,064	18,024

Operating expenses
Interest expense	1,498	1,046	152
Other expenses	1,942	1,634	1,241

Total operating expenses	3,440	2,680	1,393

Income before income tax expense and increase in equity in undistributed earnings of subsidiary	18,309	9,384	16,631

Income tax benefit	1,117	915	476

Income before increase in equity in undistributed earnings of subsidiary	19,426	10,299	17,107

Increase in equity in undistributed earnings of subsidiary	7,913	13,253	1,346

Net Income	$27,339	$23,552	$18,453

Condensed Statements of Cash Flows

Years Ended December 31, 2004, 2003 and 2002

(dollars in thousands)	2004	2003	2002
Cash Flows from Operating Activities

Net income	$27,339	$23,552	$18,453

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	48	47	12
Increase in equity in net income of subsidiary	(7,913)	(13,253)	(1,346)
Noncash compensation expense	1,115	759	596
Increase in dividend receivable from subsidiary	(2,000)	(8,000)	—
Other, net	2,365	1,644	186

Net Cash Provided by Operating Activities	20,954	4,749	17,901

Cash Flows from Investing Activities
Cash paid in excess of cash received in acquisition	—	(9,538)	—
Purchases of premise and equipment	—	—	(223)
Capital contributed to subsidiary	(66)	(97)	(123)
Payments received from ESOP	277	394	500

Net Cash Provided by (Used in) Investing Activities	211	(9,241)	154

Cash Flows from Financing Activities
Dividends paid to shareholders	(6,606)	(5,185)	(4,066)
Proceeds from long-term debt	10,000	10,000	10,000
Repayments of long-term debt	—	(2,500)	—
Net change in short-term borrowings	—	—	(4,250)
Costs of issuance of common stock in acquisition	—	(191)	—
Payments to repurchase common stock	(18,862)	(6,177)	(12,644)
Proceeds from sale of treasury stock for stock options exercised	2,549	1,770	701

Net Cash Used in Financing Activities	(12,919)	(2,283)	(10,259)

Net Increase (Decrease) in Cash and Cash Equivalents	8,246	(6,775)	7,796

Cash and Cash Equivalents at Beginning of Period	2,777	9,552	1,756

Cash and Cash Equivalents at End of Period	$11,023	$2,777	$9,552

NOTE 22 – QUARTERLY RESULTS OF OPERATIONS:

(dollars in thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year Ended December 31, 2004

Total interest income	$25,402	$26,192	$28,047	$28,969
Total interest expense	7,436	8,073	8,816	9,657

Net interest income	17,966	18,119	19,231	19,312
Provision for loan losses	1,055	704	857	1,425

Net interest income after provision for loan losses	16,911	17,415	18,374	17,887

Noninterest income	5,556	5,825	5,857	5,979
Noninterest expense	13,215	14,013	14,229	13,440

Income before income taxes	9,252	9,227	10,002	10,426
Income tax expense	2,761	2,740	2,966	3,101

Net Income	$6,491	$6,487	$7,036	$7,325

Earnings per share – basic	$0.98	$0.96	$1.05	$1.09
Earnings per share – diluted	$0.90	$0.88	$0.97	$1.01

Year Ended December 31, 2003

Total interest income	$22,612	$24,707	$24,082	$25,161
Total interest expense	6,699	7,642	7,383	7,205

Net interest income	15,913	17,065	16,699	17,956
Provision for loan losses	1,575	1,574	1,599	1,552

Net interest income for provision for loan losses	14,338	15,491	15,100	16,404

Noninterest income	4,872	5,996	6,514	5,682
Noninterest expense	11,722	12,867	12,923	13,117

Income before income taxes	7,488	8,620	8,691	8,969
Income tax expense	2,270	2,641	2,614	2,691

Net Income	$5,218	$5,979	$6,077	$6,278

Earnings per share – basic	$0.90	$0.92	$0.93	$0.96
Earnings per share – diluted	$0.83	$0.85	$0.86	$0.88

Corporate information

CORPORATE HEADQUARTERS

IBERIABANK Corporation

200 West Congress Street

Lafayette, LA 70501

(337) 521-4003

CORPORATE MAILING ADDRESS

P.O. Box 52747

Lafayette, LA 70505-2747

INTERNET ADDRESS

www.iberiabank.com

ANNUAL MEETING

IBERIABANK Corporation Annual Meeting of Shareholders will be held on Wednesday, May 11, 2005 at 4:00 p.m. at the Hotel Inter- Continental (Cabildo Room) located at 444 St. Charles Avenue, New Orleans, LA.

SHAREHOLDER ASSISTANCE

Shareholders requesting a change of address, records or information about lost certificates should contact:

Investor Relations

Registrar and Transfer Company

10 Commerce Drive

Cranford, NJ 07016

(800) 368-5948

www.invrelations@RTCO.com

FOR INFORMATION

Copies of the Company’s financial reports, including forms 10-K and 10-Q, are available without cost by sending a written request to Investor Relations at the corporate mailing address noted above. This and other information regarding IBERIABANK Corporation and IBERIABANK may be accessed from our web site. In addition, shareholders and others may contact:

Daryl G. Byrd

President and CEO

(337) 521-4003

John R. Davis

Senior Executive Vice President

(337) 521-4005

STOCK INFORMATION

	MARKET PRICE			DIVIDENDS DECLARED
2004	HIGH	LOW	CLOSING
First Quarter	$64.00	$57.00	$58.85	$0.24
Second Quarter	$59.53	$54.32	$59.11	$0.26
Third Quarter	$58.28	$53.66	$57.72	$0.28
Fourth Quarter	$67.09	$57.33	$66.36	$0.28

	MARKET PRICE			DIVIDENDS DECLARED
2003	HIGH	LOW	CLOSING
First Quarter	$41.03	$38.06	$40.70	$0.20
Second Quarter	$50.60	$39.87	$49.00	$0.22
Third Quarter	$52.62	$47.75	$52.62	$0.24
Fourth Quarter	$60.20	$50.83	$59.00	$0.24

At December 31, 2004, IBERIABANK Corporation had approximately 1,500 shareholders of record.

SECURITIES LISTING

IBERIABANK Corporation’s common stock trades on the NASDAQ Stock Market under the symbol “IBKC”. In local and national newspapers, the company is listed under “IBERIABANK”.

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