Form 10-K, Exhibit 13
period 2005-12-31
IBERIABANK CORP
filed 2006-03-15
CIK 933141

Exhibit 13

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is intended to assist readers in understanding the consolidated financial condition and results of operations of IBERIABANK Corporation (the “Company”) and its subsidiary as of December 31, 2004 and 2005 and for the years ended December 31, 2003 through 2005. This review should be read in conjunction with the audited consolidated financial statements, accompanying footnotes and supplemental financial data included herein.

The Company’s performance during 2005 was significantly impacted by two key factors:

•	The acquisition of American Horizons Bancorp, Inc. (“American Horizons”) on January 31, 2005. This acquisition significantly increased the Company’s presence in Northeast Louisiana, positioning the Company as the second largest bank in the Monroe, West Monroe, Ruston and Bastrop market based on deposits. The Company recorded $650,000 of one-time expenses associated with the integration and conversion of American Horizons during the first quarter of 2005.

•	The impact of Hurricanes Katrina and Rita, which struck south Louisiana in August and September, respectively. One-time charges associated with the storms included a loan loss provision of $14.4 million and expenses of $401,000 related primarily to facilities damage and employee relocation and assistance. The Company also estimates that fee income was reduced by approximately $66,000 as a result of the storms.

OVERVIEW

The Company’s net income for 2005 totaled $22.0 million, or $2.24 per share on a diluted basis. This is a 25.4% decrease compared to the $3.01 per share, or $27.3 million earned for 2004. In addition to the American Horizons acquisition and Hurricanes Katrina and Rita, earnings performance for 2005 was influenced by the acquisition of Alliance Bank of Baton Rouge (“Alliance”) in the first quarter of 2004 and other factors, the key components of which are summarized below.

•	Total assets at December 31, 2005 were $2.9 billion, up $404.0 million, or 16.5%, from $2.4 billion at December 31, 2004. This growth level resulted from the $252.2 million asset base obtained through the American Horizons acquisition and strong organic growth totaling $151.8 million. Shareholders’ equity increased by $43.4 million, or 19.7%, from $220.2 million at December 31, 2004 to $263.6 million at December 31, 2005.

•	Total loans at December 31, 2005 were $1.9 billion, an increase of $267.9 million, or 16.2%, from $1.7 billion at December 31, 2004. The increase from year end 2004 includes the $199.6 million loan base attributable to the American Horizons acquisition and internally generated growth of $68.3 million. At year-end, the commercial loan pipeline was strong with activity throughout the markets served by the Company.

•	Total customer deposits increased $469.5 million, or 26.5%, from $1.8 billion at December 31, 2004 to $2.2 billion at December 31, 2005. The increase from year end 2004 resulted from excellent organic growth of $276.8 million and $192.7 million in customer deposits attributable to the American Horizons acquisition. The Company demonstrated strong deposit growth throughout most of 2005. This growth was boosted during the third and fourth quarters by the increased economic activity resulting from the commencement of clean up and rebuilding efforts throughout south Louisiana.

•	Net interest income for the year increased $10.2 million, or 13.6%, in 2005 versus 2004. This increase is largely attributable to a $78.1 million increase in average net earning assets. The corresponding net interest margin ratio on a tax-equivalent basis declined six basis points to 3.54% from 3.60% for the years ended December 31, 2005 and 2004, respectively, due to the re-pricing mix of the Company’s assets and liabilities.

•	Noninterest income increased $2.9 million, or 12.6%, for 2005 as compared to 2004. The increase was driven by higher service charge revenues on deposit accounts, ATM/debit card fees, broker-dealer commissions and gains on the sale of excess properties. These increases were partially offset by reduced gains on the sale of investments and loans.

•	Noninterest expense increased by $9.5 million, or 17.4%, for 2005 as compared to 2004. The largest components of the increase were higher compensation expense as a result of additional staff related to the American Horizons acquisition and strategic hires, higher occupancy and equipment costs due to the Company’s expansion, one-time expenses associated with the integration and conversion of American Horizons and one-time expenses associated with damages and other costs resulting from Hurricanes Katrina and Rita.

•	The Company provided $17.1 million for possible loan losses during 2005, compared to $4.0 million in 2004. Of the $17.1 million provision, $14.4 million relates to the additional credit risk resulting from Hurricanes Katrina and Rita. As of December 31, 2005, the allowance for loan losses as a percent of total loans was 1.98%, compared to 1.22% at December 31, 2004. Net charge-offs for 2005 were $3.6 million, or 0.20%, of average loans on an annualized basis, compared to $2.7 million, or 0.18%, a year earlier. The Company incurred $1.1 million in net charge-offs associated with Hurricane Katrina. No charge-offs were associated with Hurricane Rita during the year. The coverage of net charge-offs by the provision for loan losses was 4.68 times for 2005 and 1.47 times for 2004. The coverage of nonperforming assets by the allowance for loan losses was 6.31 times at the end of 2005, as compared to 3.27 times at December 31, 2004.

•	In September 2005, the Company announced a significant branch expansion initiative in response to client needs and opportunities presented by Hurricanes Katrina and Rita. Based on the expansion initiative, the Company initially planned to open twelve new banking facilities in existing markets and other Louisiana locations not previously served by the Company. The Company achieved progress toward that goal during 2005 and expanded the initiative further than previously planned, including expansion plans for two new offices in the Shreveport/Bossier City market.

•	In July 2005, the Company’s Board of Directors declared a five-for-four stock split in the form of a 25% stock dividend. The dividend was paid on August 15, 2005 to shareholders of record as of August 1, 2005. As a result of the stock split, shareholders received one additional share for every four shares held. Unless otherwise indicated, all share and per share amounts have been restated to reflect the stock split.

•	During 2005, the Company’s Board of Directors declared cash dividends totaling $1.00 per common share, an 18% increase compared to 2004.

Given the unprecedented devastation caused by Hurricanes Katrina and Rita, the Company faced unique obstacles in 2005. Compared to many of our competitors, the Company was spared the brunt of these two events. Accordingly, the Company quickly focused on the opportunities presented by the massive rebuilding efforts ahead of the region. The Company’s branch expansion initiative is focused on capturing market share in the areas most significantly impacted by the storms and further expansion of existing markets.

Exclusive of the storms, the Company continued its successful expansion into new Louisiana markets and penetration of existing markets in 2005. The American Horizons acquisition vaulted the Company to the #2 position in deposit share in the Monroe, West Monroe, Ruston and Bastrop market. The Company’s de novo branch in Shreveport, Louisiana and new loan production offices (“LPOs”) met management’s expectations throughout the year. Given the success of the Company’s expansion efforts, the Company analyzes the potential for growth in new and existing markets continually.

The Company’s focus is that of a high performing institution. Management believes that improvement in core earnings drives shareholder value and has adopted a mission statement that is designed to provide guidance for management, our associates and Board of Directors regarding the sense of purpose and direction of the Company. We are very shareholder and client focused, expect high performance from our associates, believe in a strong sense of community and strive to make the Company a great place to work. Earnings guidance, based on expectations of the Company, is provided during the year through press releases, which are available on our website at

www.iberiabank.com and also disclosed through Form 8-K current event filings with the Securities and Exchange Commission (“SEC”) at www.sec.gov.

Inherent in any organization are risks associated with the industry in which it operates. The most important risk factors affecting the success of the Company are believed to be the management of loan credit risk and interest rate risk, which are discussed under their respective sections entitled “Asset Quality and Allowance for Loan Losses” and “Asset/ Liability Management and Market Risk” later in this discussion. Other key risks include, but are not limited to, operating risk, legal risk and acquisition risk. Operating risk is the risk of loss resulting from inadequate or failed internal processes, people or systems or from external events. Legal risk is the risk of legal proceedings against the Company and regulatory reviews that arise in the course of business. Acquisition risk is the risk that the Company may not realize expected revenue increases, cost savings, increases in geographic or product presence, and/or other projected benefits from an acquisition.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

In preparing financial reports, management is required to apply significant judgment to various accounting, reporting and disclosure matters. Management must use assumptions and estimates to apply these principles where actual measurement is not possible or practical. The accounting principles and methods used by the Company conform with accounting principles generally accepted in the United States and general banking practices. Estimates and assumptions most significant to the Company relate primarily to the allowance for loan losses, valuation of goodwill, intangible assets and other purchase accounting adjustments and stock based compensation. These significant estimates and assumptions are summarized in the following discussion and are further analyzed in the footnotes to the consolidated financial statements.

Allowance for Loan Losses

The determination of the allowance for loan losses, which represents management’s estimate of probable losses inherent in the Company’s credit portfolio, involves a high degree of judgment and complexity. The Company’s policy is to establish reserves for estimated losses on delinquent and other problem loans when it is determined that losses are expected to be incurred on such loans. Management’s determination of the adequacy of the allowance is based on various factors, including an evaluation of the portfolio, past loss experience, current economic conditions, the volume and type of lending conducted by the Company, composition of the portfolio, the amount of the Company’s classified assets, seasoning of the loan portfolio, the status of past due principal and interest payments, and other relevant factors. Changes in such estimates may have a significant impact on the financial statements. For further discussion of the allowance for loan losses, see the Asset Quality and Allowance for Loan Losses section of this analysis and Note 1 to the Consolidated Financial Statements.

Valuation of Goodwill, Intangible Assets and Other Purchase Accounting Adjustments

The Company accounts for acquisitions in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations,” which requires the use of the purchase method of accounting. For purchase acquisitions, the Company is required to record the assets acquired, including identified intangible assets, and liabilities assumed at their fair value, which in many instances involves estimates based on third party valuations, such as appraisals, or internal valuations based on discounted cash flow analyses or other valuation techniques. The determination of the useful lives of intangible assets is subjective as is the appropriate amortization period for such intangible assets. In addition, purchase acquisitions typically result in recording goodwill. The Company performs a goodwill valuation at least annually. Impairment testing of goodwill is a two step process that first compares the fair value of goodwill with its carrying amount, and second measures impairment loss by comparing the implied fair value of goodwill with the carrying amount of that goodwill. Based on management’s goodwill impairment tests, there was no impairment of goodwill at December 31, 2004 or 2005. For additional information on goodwill and intangible assets, see Note 7 to the Consolidated Financial Statements.

Stock-based Compensation

The Company has historically accounted for its stock option plans under the intrinsic value method of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees. In accordance with APB Opinion No. 25, compensation expense relating to stock options has not been reflected in net income as the exercise price of the stock options granted equaled or exceeded the market value of the underlying common stock at the date of grant. Given the Company’s election to apply the accounting methodology in APB Opinion No. 25, management is required to provide proforma disclosures of net income and earnings per share and other disclosures, as if the fair value based method of accounting had been applied. Management utilizes the Black-Scholes option valuation model to estimate the fair value of stock options. The option valuation model requires the input of highly subjective assumptions, including the expected stock price volatility. These subjective input assumptions materially affect the fair value estimate.

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123(R), Share-Based Payment. SFAS No. 123(R) revises SFAS No. 123 and calls for companies to expense the fair value of employee stock options and other forms of stock-based compensation. The Company adopted SFAS No. 123(R) as of January 1, 2006. This represents a significant change in practice for the Company.

SFAS No. 123(R) requires companies to (1) use fair value to measure stock-based compensation awards and (2) cease using the “intrinsic value” method of accounting, which APB Opinion No. 25 allowed and resulted in no expense for many awards of stock options for which the exercise price of the option equaled the price of the underlying stock at the grant date. Under SFAS No. 123(R), the fair value of a stock-based compensation award is recognized over the employee’s service period.

On December 30, 2005, the Board of Directors approved the immediate acceleration of vesting of all outstanding stock options awarded to employees, officers and directors. As a result of the acceleration, the Company recorded $470,000 of compensation expense in 2005. By accelerating the vesting of these options, the Company estimates that approximately $6.5 million of pre-tax future compensation expense will be eliminated.

For additional discussion of the Company’s stock options plans, see Note 15 to the Consolidated Financial Statements.

FINANCIAL CONDITION

Earning Assets

Earning assets are composed of interest or dividend-bearing assets, including loans, securities, short-term investments and loans held for sale. Interest income associated with earning assets is the Company’s primary source of income. Earning assets averaged $2.5 billion during 2005, a $333.5 million, or 15.6%, increase compared to $2.1 billion during 2004. This is primarily the result of the American Horizons acquisition and moderate organic loan growth.

The year-end mix of earning assets shown in the following chart reflects the mix between investment securities and the major loan groups.

Loans and Leases – The loan portfolio increased $267.9 million, or 16.2%, to $1.9 billion at December 31, 2005, compared to $1.7 billion at December 31, 2004. This increase includes the $199.6 million loan base attributable to the American Horizons acquisition. Loan growth during 2005 was tempered by the Company’s portfolio management process associated with the American Horizons acquisition and anticipated pay downs during the first nine months of the year. The commercial loan portfolio was most significantly impacted by these factors.

The Company’s loan to deposit ratio at December 31, 2005 and December 31, 2004 was 85.5% and 93.1%, respectively. The percentage of fixed rate loans within the total loan portfolio increased from 65% at the end of 2004 to 70% as of December 31, 2005.

The following table sets forth the composition of the Company’s loan portfolio as of December 31 for the years indicated.

TABLE 1 – LOAN AND LEASE PORTFOLIO COMPOSITION

	December 31,
(dollars in thousands)	2005		2004		2003		2002		2001
Commercial loans:
Real estate	$545,868	29%	$419,427	25%	$352,031	25%	$254,688	25%	$228,284	24%
Business	376,966	19	307,614	19	201,020	14	159,339	15	117,530	12

Total commercial loans	922,834	48	727,041	44	553,051	39	414,027	40	345,814	36

Mortgage loans:
Residential 1-4 family	430,111	22	387,079	23	338,965	24	207,130	20	198,403	21
Construction	30,611	2	33,031	2	50,295	4	16,470	1	5,915	1

Total mortgage loans	460,722	24	420,110	25	389,260	28	223,600	21	204,318	22

Loans to individuals:
Indirect automobile	229,646	12	222,480	14	229,636	16	219,280	21	220,698	23
Home equity	230,363	12	213,533	13	174,740	12	122,799	12	114,056	12
Other	74,951	4	67,462	4	65,662	5	64,786	6	71,129	7

Total consumer loans	534,960	28	503,475	31	470,038	33	406,865	39	405,883	42

Total loans receivable	$1,918,516	100%	$1,650,626	100%	$1,412,349	100%	$1,044,492	100%	$956,015	100%

Commercial Loans. Commercial real estate and commercial business loans generally have shorter repayment periods and more frequent repricing opportunities than residential 1-4 family loans. Commercial loans increased $195.8 million during 2005. The Company acquired $156.3 million in commercial loans as a result of the American Horizons acquisition. Commercial loans as a percentage of total loans have increased from 44% as of December 31, 2004 to 48% as of December 31, 2005. During the third quarter of 2005, the Company sold a pool of $3.7 million of nonperforming loans to an unrelated third party. Most of the $3.7 million balance related to commercial loans.

The Company has increased its investment in commercial real estate loans from $419.4 million, or 25.4% of the total loan portfolio, as of December 31, 2004, to $545.9 million, or 28.5% of the total loan portfolio, as of December 31, 2005. The vast majority of properties securing the Company’s commercial real estate loans are located in the Company’s market area, and include owner-occupied, multi-family, strip shopping centers, professional office buildings, small retail establishments and warehouses. The Company’s underwriting standards generally provide for loan terms of three to five years, with amortization schedules of no more than twenty years. Low loan-to-value ratios are maintained and usually limited to no more than 80%. As a rule, the Company obtains personal guarantees of the principals as additional security for most commercial real estate loans.

As of December 31, 2005, the Company’s commercial business loans amounted to $377.0 million, or 19.6% of the Company’s gross loan portfolio. This represents a $69.4 million, or 22.5% increase from December 31, 2004. The Company originates commercial business loans on a secured and, to a lesser extent, unsecured basis. The Company’s commercial business loans may be structured as term loans or revolving lines of credit. Term loans are generally structured with terms of no more than three to five years, with amortization schedules of no more than seven years. The Company’s commercial business term loans are generally secured by equipment, machinery or other corporate assets. The Company also provides for revolving lines of credit generally structured as advances upon perfected security interests in accounts receivable and inventory. Revolving lines of credit generally have an annual maturity. As a rule, the Company obtains personal guarantees of the principals as additional security for commercial business loans.

The commercial loan pipeline was strong at December 31, 2005 with activity throughout the markets served by the Company.

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

The Company continues to sell the majority of conforming mortgage loan originations in the secondary market and recognize the associated fee income rather than assume the rate risk associated with these longer term assets. The Company also releases the servicing of these loans. Excluding $3.5 million in mortgage loans attributable to the American Horizons acquisition, total residential mortgage loans increased $37.1 million compared to December 31, 2004. This growth is primarily related to credit extended to high net worth individuals through the private banking area. At December 31, 2005, $331.8 million, or 72%, of the Company’s residential 1-4 family mortgage and construction loans were fixed rate loans and $128.9 million, or 28%, were adjustable rate loans.

Consumer Loans. The Company offers consumer loans in order to provide a full range of retail financial services to its customers. The Company originates substantially all of such loans in its primary market area. At December 31, 2005, $535.0 million, or 27.9% of the Company’s total loan portfolio, was comprised of consumer loans, compared to $503.5 million, or 30.5% at the end of 2004. Excluding $39.8 million in consumer loans attributable to the American Horizons acquisition, total consumer loans decreased $8.3 million compared to December 31, 2004.

Home equity loans comprised the largest component of the Company’s consumer loan portfolio at December 31, 2005. The balance of home equity loans increased $16.8 million, or 7.9% from $213.5 million at December 31, 2004 to $230.4 million at December 31, 2005. The Company acquired $23.9 million in home equity loans as a result of the American Horizons acquisition.

Indirect automobile loans comprised the second largest component of the Company’s consumer loan portfolio. Independent automobile dealerships originate these loans and forward applications to Company personnel for approval or denial. The Company relies on the dealerships, in part, for loan qualifying information. To that extent, there is risk inherent in indirect automobile loans associated with fraud or negligence by the automobile dealership. To limit this risk, an emphasis is placed on established dealerships that have demonstrated reputable behavior, both within the communities we serve and through long-term relationships with the Company. The balance of indirect automobile loans increased from $222.5 million, or 13.5% of the Company’s total loan portfolio to $229.6 million, or 12.0% at December 31, 2004 and 2005, respectively, as the Company retained its focus on prime, or low risk, paper.

The remainder of the consumer loan portfolio at December 31, 2005 was composed of direct automobile loans, credit card loans and other consumer loans. At December 31, 2005, the Company’s direct automobile loans amounted to $23.4 million, or 1.2% of the Company’s total loan portfolio. The Company’s VISA and MasterCard credit card loans totaled $8.4 million, or 0.4% of the Company’s total loan portfolio at such date. The Company’s other personal consumer loans amounted to $43.1 million, or 2.2% of the Company’s total loan portfolio, at December 31, 2005.

Loan Maturities. The following table sets forth the scheduled contractual maturities of the Company’s loan portfolio at December 31, 2005, unadjusted for scheduled principal reductions, prepayments or repricing opportunities. Demand loans, loans having no stated schedule of repayments and no stated maturity and overdraft loans are reported as due in one year or less. The average life of a loan may be substantially less than the contractual terms because of prepayments. As a result, scheduled contractual amortization of loans is not reflective of the expected term of the Company’s loan portfolio. Of the loans with maturities greater than one year, approximately 83% of the value of these loans bears a fixed rate of interest.

TABLE 2 – LOAN MATURITIES BY TYPE

(dollars in thousands)	One Year Or Less	One Through Five Years	After Five Years	Total
Commercial real estate	$144,050	$286,638	$115,180	$545,868
Commercial business	155,108	136,871	84,987	376,966
Mortgage	13,018	26,161	421,543	460,722
Consumer	131,675	245,430	157,855	534,960

Total	$443,851	$695,100	$779,565	$1,918,516

Asset Quality and Allowance for Loan Losses – Over time, the loan portfolio has transitioned to be more representative of a commercial bank. Accordingly, there is the potential for a higher level of return for investors, but also of the potential for higher charge-off and nonperforming levels. In recognition of this, management has tightened underwriting guidelines and procedures, adopted more conservative loan charge-off and nonaccrual guidelines, rewritten the loan policy, developed an internal loan review function and significantly increased the allowance for loan losses. As a result of management’s enhancements to underwriting risk/return dynamics within the loan portfolio over time, the credit quality of the Company’s assets has remained strong. Management believes that historically it has recognized and disclosed significant problem loans quickly and taken prompt action in addressing material weaknesses in those credits. The Company will continue to monitor the risk adjusted level of return within the loan portfolio.

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

At December 31, 2005, the Company had $24.0 million of assets classified as substandard, $804,000 of assets classified as doubtful, and no assets classified as loss. At such date, the aggregate of the Company’s classified assets amounted to 0.87% of total assets.

Real estate acquired by the Company as a result of foreclosure or by deed-in-lieu of foreclosure is classified as real estate owned until sold, and is carried at the balance of the loan at the time of acquisition or at estimated fair value less estimated costs to sell, whichever is less.

Under Generally Accepted Accounting Principles, the Company is required to account for certain loan modifications or restructurings as “troubled debt restructurings.” In general, the modification or restructuring of a debt constitutes a troubled debt restructuring if the Company for economic or legal reasons related to the borrower’s financial difficulties grants a concession to the borrower that the Company would not otherwise consider under current market conditions. Debt restructurings or loan modifications for a borrower do not necessarily always constitute troubled debt restructurings, however, and troubled debt restructurings do not necessarily result in nonaccrual loans. The Company had no troubled debt restructurings as of December 31, 2005.

Nonperforming loans, defined for these purposes as nonaccrual loans plus accruing loans past due 90 days or more, totaled $5.8 million and $5.7 million at December 31, 2005 and 2004, respectively. The Company’s foreclosed property amounted to $257,000 and $492,000 at December 31, 2005 and 2004, respectively. Nonperforming assets, which consist of nonperforming loans plus foreclosed property, were $6.0 million, or 0.21% of total assets at December 31, 2005, compared to $6.2 million, or 0.25% of total assets at December 31, 2004.

During the third quarter of 2005, the Company offered a 90-day payment deferral program on mortgage, consumer and small business loans in an effort to assist its loan customers in the areas most significantly impacted by the hurricanes. This program was extended beyond the initial 90-day period for selected borrowers. The deferral program could have the effect of reducing past due, charge offs and nonperforming loans at December 31, 2005.

The Company has shown continuing improvement in asset quality despite significant loan growth over the past five years. The following table sets forth the composition of the Company’s nonperforming assets, including accruing loans past due 90 or more days, as of the dates indicated.

TABLE 3 – NONPERFORMING ASSETS AND TROUBLED DEBT RESTRUCTURINGS

	December 31,
(dollars in thousands)	2005	2004	2003	2002	2001
Nonaccrual loans:
Commercial, financial and agricultural	$2,377	$1,936	$1,838	$1,693	$4,088
Mortgage	384	735	552	334	122
Loans to individuals	2,012	1,784	1,512	1,230	1,053

Total nonaccrual loans	4,773	4,455	3,902	3,257	5,263
Accruing loans 90 days or more past due	1,003	1,209	1,220	1,086	1,691

Total nonperforming loans (1)	5,776	5,664	5,122	4,343	6,954
Foreclosed property	257	492	2,134	2,267	6,009

Total nonperforming assets (1)	6,033	6,156	7,256	6,610	12,963
Performing troubled debt restructurings	—	—	—	—	—

Total nonperforming assets and troubled debt restructurings (1)	$6,033	$6,156	$7,256	$6,610	$12,963

Nonperforming loans to total loans (1)	0.30%	0.34%	0.36%	0.42%	0.73%
Nonperforming assets to total assets (1)	0.21%	0.25%	0.34%	0.42%	0.91%
Nonperforming assets and troubled debt restructurings to total assets (1)	0.21%	0.25%	0.34%	0.42%	0.91%

(1)	Nonperforming loans and assets include accruing loans 90 days or more past due

Allowance For Loan Losses. Based on facts and circumstances available, management of the Company believes that the allowance for loan losses was adequate at December 31, 2005 to cover any potential losses in the Company’s loan portfolio. However, future adjustments to this allowance may be necessary, and the Company’s results of operations could be adversely affected if circumstances differ substantially from the assumptions used by management in determining the allowance for loan losses. Losses in the loan portfolio, net of recoveries, are charged-off against the allowance and reduce the balance. Provisions for loan losses, which are charged against income, increase the allowance.

In determining the amount of the allowance for loan losses, management uses information from its portfolio management process, relationship managers and ongoing loan review efforts to stratify the loan portfolio into asset risk classifications. Based on this information, management assigns a general or specific reserve allocation. The foundation for the allowance is a detailed review of the overall loan portfolio and its performance. The portfolio is segmented into homogenous pools (i.e., commercial, business banking, consumer, mortgage, indirect, and credit card), which are analyzed based on risk factors, current and historical performance and specific loan reviews (for significant loans). Consideration is given to the specific risk within these segments, the maturity of these segments (e.g., rapid growth versus fully seasoned), the Company’s strategy for each segment (e.g., growth versus maintain), and the historical loss rate for these segments both at the Company and its peers. Consideration is also given to the impact of a number of relevant external factors that influence components of the loan portfolio or the portfolio as a whole, including current and projected economic conditions.

Loan portfolios tied to acquisitions made during the year are incorporated into the Company’s allowance process. If the acquisition has an impact on the level of exposure to a particular segment, industry or geographic market, this increase in exposure is factored into the allowance determination process. Generally, acquisitions have higher levels of risk of loss based on differences in credit culture, portfolio management practices and the Company’s emphasis on early detection and management of deteriorating loans. The Company added $4.9 million to the allowance for loan losses as a result of the application of the Company’s allowance methodology on the American Horizons’ loan portfolio.

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

Due to the unprecedented devastation caused by Hurricanes Katrina and Rita in August and September 2005, respectively, the Company performed an extensive review of the loan portfolios impacted by these storms. Immediately after each of these storms passed, the Company’s credit team began intense analysis of affected portfolios, client flood and property and casualty insurance coverage, impacts on sources of repayment and underlying collateral, and client payment probability. This analysis was aided by flood mapping technology, physical inspection, and client contact.

The framework for the analysis involved first determining which clients were in the affected areas. Second, clients were grouped by segment type (e.g., commercial, private banking, mortgage, indirect automobile, etc.). Third, segmented clients were analyzed in detail and divided into three risk categories (i.e., low, medium and high). Low risk clients had no impact, or relatively insignificant impact, as a result of the storm. Medium risk clients had an impact on their primary or secondary sources of repayment, but had adequate liquidity to satisfy their obligations. Finally, high risk clients had potentially significant problems that affected both primary and secondary sources of repayment. Reserve levels were then placed against particular loans based on estimated default levels and loss expectations. For example, for residential mortgage loans, a 50% default rate was assumed for high risk clients on the gross loan balance outstanding (not net of estimated insurance proceeds), and a 40% loss rate was assumed. Medium risk residential mortgage clients were assumed to have a 35% default rate and a loss rate of 20%. Low risk clients were assumed to have a 20% default rate and a 10% loss rate. Similar methodologies were used for other segments and risk categories, though default rates and loss expectation levels differed between various segments and categories. No material consideration was given for any federal assistance or private mortgage insurance, and only minimal land values were assumed. Additional federal and/or state assistance may be forthcoming, but the outcome is uncertain at this time. Private mortgage insurance exists for 6% and 11% of residential mortgage loans affected by Hurricanes Katrina and Rita, respectively. Given limited real estate transaction closings since the hurricanes, no reliable determination can be made regarding land values at this stage. The risk classifications and reserve allocation methodology are subject to change as particular situations continue to evolve.

As a result of this analysis, the Company recorded hurricane-related loan loss provisions of $12.8 million and $1.6 million for Hurricanes Katrina and Rita, respectively.

The following table presents the allocation of the allowance for loan losses and the percentage of the total amount of loans in each loan category listed as of the dates indicated.

TABLE 4 – ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES

	December 31,
	2005		2004		2003		2002		2001
	Reserve %	% of Loans	Reserve %	% of Loans	Reserve %	% of Loans	Reserve %	% of Loans	Reserve %	% of Loans
Commercial, financial and agricultural	50%	48%	55%	44%	51%	39%	48%	40%	46%	36%
Real estate – mortgage	14	22	5	23	5	24	4	20	5	21
Real estate – construction	1	2	—	2	1	4	—	1	—	1
Loans to individuals	28	28	30	31	31	33	38	39	45	42
Unallocated	7	—	10	—	12	—	10	—	4	—

Total allowance for loan losses	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%

The allowance for loan losses amounted to $38.1 million, or 1.98% and 659.3% of total loans and total nonperforming loans, respectively, at December 31, 2005 compared to 1.22% and 355.2%, respectively, at December 31, 2004. The allowance for loan losses increased $18.0 million, or 89.3%, from $20.1 million at December 31, 2004. The increase included a $17.1 million provision for loan losses and $4.9 million assigned to loans acquired as part of the American Horizons acquisition. Net charge-offs for 2005 were $3.6 million, or 0.20% of total average loans, up from $2.7 million, or 0.18% in 2004. The increase in net charge offs was due to the $1.1 million in net charge-offs recorded as a result of Hurricane Katrina. The following table sets forth the activity in the Company’s allowance for loan losses during the periods indicated.

TABLE 5 – SUMMARY OF ACTIVITY IN THE ALLOWANCE FOR LOAN LOSSES

	Years Ended December 31,
(dollars in thousands)	2005	2004	2003	2002	2001
Allowance at beginning of period	$20,116	$18,230	$13,101	$11,117	$10,239
Addition due to purchase transaction	4,893	587	2,439	—	—
Adjustment for loans transferred to held for sale	(350)	—	—	—	—
Provision charged to operations	17,069	4,041	6,300	6,197	5,046
Charge-offs:
Commercial, financial and agricultural	1,432	986	1,617	1,331	1,861
Mortgage	471	91	37	60	15
Loans to individuals	3,638	3,035	3,128	3,391	2,797

Total charge-offs	5,541	4,112	4,782	4,782	4,673

Recoveries:
Commercial, financial and agricultural	539	272	504	68	110
Mortgage	3	1	21	35	17
Loans to individuals	1,353	1,097	647	466	378

Total recoveries	1,895	1,370	1,172	569	505

Net charge-offs	3,646	2,742	3,610	4,213	4,168

Allowance at end of period	$38,082	$20,116	$18,230	$13,101	$11,117

Allowance for loan losses to nonperforming assets (1)	631.2%	326.8%	251.2%	198.2%	85.8%
Allowance for loan losses to total loans at end of period	1.98%	1.22%	1.29%	1.25%	1.16%
Net charge-offs to average loans	0.20%	0.18%	0.28%	0.43%	0.44%

(1)	Nonperforming loans and assets include accruing loans 90 days or more past due

Investment Securities – The Company’s investment securities consist primarily of securities issued by the U.S. Government and federal agency obligations, obligations of state and political subdivisions and mortgage-backed securities. As of December 31, 2005, the Company’s investment securities available for sale amounted to $543.5 million, which includes a pre-tax net unrealized loss of $9.8 million, and its investment securities held to maturity amounted to $29.1 million with a pre-tax net unrealized gain of $250,000. At such date, investment securities available for sale consisted of $406.3 million of mortgage-backed securities, $39.7 million of obligations of state and political subdivisions, and $97.4 million of U.S. Government and federal agency obligations. At December 31, 2005, investment securities held to maturity consisted of $7.7 million of mortgage-backed securities, $13.3 million of obligations of state and political subdivisions, and $8.1 million of U.S. Government and federal agency obligations.

Investment securities increased by an aggregate of $5.6 million, or 1.0%, to $572.6 million at December 31, 2005. This is compared to $567.0 million at December 31, 2004. This increase was due to investment securities of $11.5 million obtained through the acquisition of American Horizons and purchases of investment securities amounting to $137.5 million, both of which were partially offset by $106.7 million from maturities, prepayments and calls, $24.0 million from sales of investment securities, $1.9 million from the amortization of premiums and accretion of discounts, and a decrease of $10.8 million in the market value of investment securities available for sale. Funds generated as a result of sales and prepayments were used to fund loan growth and purchase other securities. The Company continues to monitor market conditions and take advantage of market opportunities with appropriate rate and risk return elements. Note 3 of the Consolidated Financial Statements provides further information on the Company’s investment securities.

Short-term Investments – Short-term investments result from excess funds that fluctuate daily depending on the funding needs of the Company and are currently invested overnight in an interest-bearing deposit account at the Federal Home Loan Bank (“FHLB”) of Dallas, the total balance of which earns interest at the current FHLB discount rate. The balance in interest-bearing deposits at other institutions increased $40.8 million, or 211.0%, from $19.3 million at December 31, 2004 to $60.1 million at December 31, 2005. The average rate on these funds during 2005 was 3.20%, compared to 1.46% during 2004.

Mortgage Loans Held for Sale – Loans held for sale increased $2.4 million, or 29.7%, to $10.5 million at December 31, 2005 compared to $8.1 million at December 31, 2004. Loans held for sale have primarily been fixed rate single-family residential mortgage loans under contract to be sold in the secondary market. In most cases, loans in this category are sold within thirty days. Buyers generally have recourse to return a purchased loan to the Company under limited circumstances. Recourse conditions may include early payment default, breach of representations or warranties, and documentation deficiencies. During 2005, approximately 81% of total single-family mortgage originations of the Company were sold in the secondary market as compared to 89% in 2004.

Other Assets – The following table details the changes in other assets at the dates indicated.

TABLE 6 – OTHER ASSETS COMPOSITION

	December 31,
(dollars in thousands)	2005	2004	2003	2002	2001
Cash and due from banks	$66,697	$33,940	$49,273	$37,022	$35,945
Premises and equipment	55,010	39,557	31,992	18,161	19,455
Goodwill	93,167	64,732	59,523	35,401	35,644
Bank-owned life insurance	44,620	37,640	29,623	21,540	15,276
Other	69,464	47,834	45,350	23,693	22,097

Total	$328,958	$223,703	$215,761	$135,817	$128,417

The $32.8 million increase in cash and due from banks was primarily due to the high level of deposit growth experienced during 2005.

The $15.5 million increase in premises and equipment was primarily the result of the $7.2 million of fixed assets obtained through the American Horizons acquisition and land and building purchases associated with the Company’s expansion initiative announced in September 2005.

The $28.4 million increase in goodwill related to the American Horizons acquisition. The $7.0 million increase in bank-owned life insurance related primarily to a $5.0 million policy purchase, coupled with earnings on policies.

Other assets increased $21.6 million. The largest component of the increase is the result of the core deposit intangible ($4.6 million amortized value as of December 31, 2005) related to the American Horizons acquisition.

Funding Sources

Deposits obtained from clients in its primary market areas are the Company’s principal source of funds for use in lending and other business purposes. The Company attracts local deposit accounts by offering a wide variety of accounts, competitive interest rates and convenient branch office locations and service hours. Increasing core deposits through the development of client relationships is a continuing focus of the Company. Borrowings have become an increasingly important funding source as the Company has grown. Other funding sources include short-term and long-term borrowings, subordinated debt and shareholders’ equity. The following discussion highlights the major changes in the mix of deposits and other funding sources during 2005.

Deposits – The Company has been successful in raising deposits in the markets in which it has a presence and believes the increase to be the result of several factors including the development of customer relationships and opportunities in the public funds arena. The following table sets forth the composition of the Company’s deposits at the dates indicated.

TABLE 7 – DEPOSIT COMPOSITION

	December 31,
(dollars in thousands)	2005		2004		2003		2002		2001
Noninterest-bearing DDA	$350,065	15%	$218,859	12%	$189,786	12%	$159,005	13%	$154,580	12%
NOW accounts	575,379	26	532,584	30	449,938	28	281,825	23	243,685	20
Savings and money market	554,731	25	393,772	22	350,295	22	319,495	25	305,059	25
Certificates of deposit	762,781	34	628,274	36	599,087	38	481,907	39	534,070	43

Total deposits	$2,242,956	100%	$1,773,489	100%	$1,589,106	100%	$1,242,232	100%	$1,237,394	100%

Deposits at December 31, 2005 reflected an increase of $469.5 million, or 26.5%, to $2.2 billion as compared to $1.8 billion at December 31, 2004. The growth in deposits included $192.7 million of deposits acquired from the acquisition of American Horizons. Since the end of 2004, noninterest-bearing checking accounts increased $131.2 million, or 59.9%, interest-bearing checking account deposits increased $42.8 million, or 8.0%, savings and money market accounts increased $161.0 million, or 40.9%, and certificate of deposit accounts increased $134.5 million, or 21.4%. Excluding the effect of American Horizons, noninterest-bearing checking accounts increased $91.6 million, or 41.9%, interest-bearing checking account deposits increased $2.4 million, or 0.5%, savings and money market accounts increased $138.0 million, or 35.0%, and certificate of deposit accounts increased $44.8 million, or 7.1%. At December 31, 2005, $350.1 million, or 15.6%, of the Company’s total deposits were noninterest-bearing, compared to $218.9 million, or 12.3%, at December 31, 2004.

Certificates of deposit $100,000 and over increased $75.7 million, or 32.1%, from $235.7 million at December 31, 2004 to $311.5 million at December 31, 2005. The following table shows large-denomination certificates of deposit by remaining maturities. Additional information regarding deposits is provided in Note 8 of the Consolidated Financial Statements.

TABLE 8 – REMAINING MATURITY OF CDS $100,000 AND OVER

	December 31,
(dollars in thousands)	2005	2004	2003
3 months or less	$87,411	$53,355	$67,555
Over 3 - 12 months	120,966	81,908	87,869
Over 12 - 36 months	90,681	72,126	35,906
More than 36 months	12,412	28,335	24,329

Total	$311,470	$235,724	$215,659

Borrowings and Debt – Advances from the FHLB of Dallas may be obtained by the Company upon the security of the common stock it owns in that bank and certain of its real estate loans and investment securities, provided certain standards related to creditworthiness have been met. Such advances are made pursuant to several credit programs, each of which has its own interest rate and range of maturities. The level of short-term borrowings can fluctuate significantly on a daily basis depending on funding needs and the source of funds chosen to satisfy those needs. Total short-term borrowings decreased $167.6 million, or 70.9%, to $68.8 million at December 31, 2005 compared to $236.5 million at December 31, 2004. The Company’s short-term borrowings at December 31, 2005 were comprised of $745,000 of advances from the FHLB of Dallas and $68.1 million of securities sold under agreements to repurchase. The average amount of short-term borrowings in 2005 was $143.1 million, compared to $188.6 million in 2004.

The Company’s short-term borrowings at December 31, 2004 were comprised of $192.0 million of advances from the FHLB of Dallas and $44.5 million of securities sold under agreements to repurchase. The average amount of short-term borrowings in 2004 was $188.6 million. The weighted average rate on short-term borrowings was 1.83% at December 31, 2005, compared to 2.01% at December 31, 2004. For additional information regarding short-term borrowings, see Note 9 of the Consolidated Financial Statements.

The Company’s long-term borrowings increased $44.1 million, or 21.4%, to $250.2 million at December 31, 2005, compared to $206.1 million at December 31, 2004. The primary reason for the increase was due to $34.2 million in long term debt assumed as a result of the American Horizons acquisition. The majority of the Company’s long-term borrowings, $153.7 million, were comprised of fixed-rate advances from the FHLB of Dallas which cannot be paid off without incurring substantial prepayment penalties. Remaining FHLB advances of $55.0 million consist of variable rate advances based on three-month LIBOR.

The Company’s remaining debt of $37.3 million consists of junior subordinated deferrable interest debentures of the Company issued to statutory trusts that were funded by the issuance of floating rate capital securities of the trusts. The debentures qualify as Tier 1 Capital for regulatory purposes. Interest is payable quarterly and may be deferred at any time at the election of the Company for up to 20 consecutive quarterly periods. During any deferral period the Company is subject to certain restrictions, including being prohibited from declaring dividends to its common shareholders. The following table summarizes each outstanding issue of junior subordinated debt. For additional information, see Note 10 of the Consolidated Financial Statements.

TABLE 9 – JUNIOR SUBORDINATED DEBT COMPOSITION

Date Issued (dollars in thousands)	Term	Callable After	Interest Rate	Amount
November 2002	30 years	5 years (2)	LIBOR plus 3.25%	$10,310
June 2003	30 years	5 years (2)	LIBOR plus 3.15%	10,310
September 2004	30 years	5 years (2)	LIBOR plus 2.00%	10,310
March 2003 (1)	30 years	5 years (2)	LIBOR plus 3.15%	6,351

Balance, December 31, 2005				$37,281

(1)	Obtained via the American Horizons acquisition.

(2)	Subject to regulatory requirements.

Shareholders’ Equity – Shareholders’ equity provides a source of permanent funding, allows for future growth and provides the Company with a cushion to withstand unforeseen adverse developments. At December 31, 2005, shareholders’ equity totaled $263.6 million, an increase of $43.4 million, or 19.7%, compared to $220.2 million at December 31, 2004. The following table details the changes in shareholders’ equity during 2005.

TABLE 10 – CHANGES IN SHAREHOLDERS’ EQUITY

(dollars in thousands)	Amount
Balance, December 31, 2004	$220,162
Common stock issued for acquisition	47,737
Net income	22,000
Common stock released by the Company’s ESOP trust	622
Common stock earned by participants in the Company’s RRP trust	2,118
Sale of treasury stock for stock options exercised	3,565
Cash dividends declared	(9,582)
Repurchases of common stock placed into treasury	(17,504)
Decrease in other comprehensive income	(6,019)
Stock based compensation cost	470

Balance, December 31, 2005	$263,569

On April 20, 2005, the Company announced a new Stock Repurchase Program authorizing the repurchase of up to 375,000 common shares. During the year ended December 31, 2005, the Company repurchased a total of 365,488 shares of its Common Stock under publicly announced Stock Repurchase Programs. The following table details these purchases during 2005.

TABLE 11 – STOCK REPURCHASES

Period	Number of Shares Purchased	Average Price Paid per Share	Number of Shares Purchased as Part of Publicly Announced Repurchase Plans	Maximum Number of Shares that May Yet Be Purchased Under Repurchase Plans
January	52,125	$48.48	52,125	93,666
February	61,875	$48.69	61,875	31,791
April	31,250	$49.14	31,250	541
May	159,250	$47.07	159,250	216,291
June	50,988	$47.70	50,988	165,303
September	10,000	$50.15	10,000	155,303

Total	365,488	$47.89	365,488

No shares were repurchased during March, July, August, October, November, and December 2005. No shares were repurchased during the year ended December 31, 2005, other than through publicly announced plans.

On July 21, 2005, the Company announced the declaration of a five-for-four stock split in the form of a 25% stock dividend. The dividend was paid August 15, 2005 to shareholders of record as of August 1, 2005. All share and per share amounts have been restated to reflect the stock split.

RESULTS OF OPERATIONS

The Company reported net income of $22.0 million, $27.3 million and $23.6 million for the years ended December 31, 2005, 2004 and 2003, respectively. Earnings per share (“EPS”) on a diluted basis was $2.24 for 2005, $3.01 for 2004 and $2.74 for 2003. During 2005, interest income increased $26.7 million, interest expense increased $16.5 million, the provision for loan losses increased $13.0 million, noninterest income increased $2.9 million, noninterest expense increased $9.5 million and income tax expense decreased $4.1 million. Cash earnings, defined as net income before the amortization of acquisition intangibles, amounted to $22.8 million, $27.9 million and $24.1 million for the years ended December 31, 2005, 2004 and 2003, respectively. Included in earnings are the results of operations of American Horizons from the acquisition date of January 31, 2005, Alliance from the acquisition date of February 28, 2004 and Acadiana Bancshares, Inc. from the acquisition date of February 28, 2003 forward.

Net Interest Income – Net interest income is the difference between interest realized on earning assets and interest paid on interest-bearing liabilities and is also the driver of core earnings. As such, it is subject to constant scrutiny by management. The rate of return and relative risk associated with earning assets are weighed to determine the appropriateness and mix of earning assets. Additionally, the need for lower cost funding sources is weighed against relationships with clients and future growth requirements. The Company’s average interest rate spread, which is the difference between the yields earned on earning assets and the rates paid on interest-bearing liabilities, was 3.23%, 3.40% and 3.67% during the years ended December 31, 2005, 2004 and 2003, respectively. The Company’s net interest margin on a taxable equivalent (TE) basis, which is net interest income (TE) as a percentage of average earning assets, was 3.54%, 3.60% and 3.89% during the years ended December 31, 2005, 2004 and 2003, respectively.

Net interest income increased $10.2 million, or 13.6%, in 2005 to $84.8 million compared to $74.6 million in 2004. This increase was due to a $26.7 million, or 24.6%, increase in interest income, which was partially offset by a $16.5 million, or 48.7%, increase in interest expense. The improvement in net interest income was the result of increased volumes and an improved mix of earning assets and deposits. Although earnings improved through increased net interest income, the related net interest spread and margin ratios compressed, driven in part by the rise in short-term interest rates and the associated repricing of the Company’s assets and liabilities.

In 2004, net interest income increased $7.0 million, or 10.3%, to $74.6 million compared to $67.6 million in 2003. This increase was due to a $12.0 million, or 12.5%, increase in interest income, which was partially offset by a $5.1 million, or 17.5%, increase in interest expense.

The Company will continue to monitor investment opportunities and weigh the associated risk/return. Volume increases in earning assets and improvements in the mix of earning assets and interest-bearing liabilities are expected to improve net interest income, but may negatively impact the net interest margin ratio. The Company has engaged in interest rate swap transactions, which are a form of derivative financial instrument, to modify the net interest sensitivity to levels deemed to be appropriate. Through this instrument, interest rate risk is managed by hedging with an interest rate swap contract designed to pay fixed and receive floating interest. The interest rate swaps of the Company were executed to modify net interest sensitivity to levels deemed appropriate. Average loans made up 74.3% of average earning assets as of December 31, 2005 as compared to 71.4% at December 31, 2004. Overall, average loans increased 20.2% in 2005. The increase in average loans was funded by increased customer deposits. Average investment securities made up 23.2% of average earning assets at December 31, 2005 compared to 26.3% at December 31, 2004. Average interest-bearing deposits made up 82.0% of average interest-bearing liabilities at December 31, 2005 compared to 81.0% at December 31, 2004. Average borrowings made up 18.0% of average interest-bearing liabilities at December 31, 2005 compared to 19.0% at December 31, 2004. Tables 12 and 13 further explain the changes in net interest income.

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

TABLE 12 – AVERAGE BALANCES, NET INTEREST INCOME AND INTEREST YIELDS / RATES

	Years Ended December 31,
	2005			2004			2003
(dollars in thousands)	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate
Earning assets:
Loans receivable:
Mortgage loans	$438,515	$23,536	5.37%	$399,681	$21,861	5.47%	$340,738	$20,628	6.05%
Commercial loans (TE)	862,799	48,287	5.74	636,359	29,882	4.85	511,634	25,987	5.26
Consumer and other loans	538,761	36,669	6.81	494,348	32,488	6.57	456,766	32,602	7.14

Total loans	1,840,075	108,492	5.96	1,530,388	84,231	5.57	1,309,138	79,217	6.12

Loans held for sale	12,866	709	5.51	10,391	520	5.00	14,172	893	6.30
Investment securities (TE)	574,832	24,192	4.44	563,271	22,974	4.32	434,767	15,667	3.91
Other earning assets	49,773	1,936	3.89	39,986	885	2.21	39,440	785	1.99

Total earning assets	2,477,546	135,329	5.57	2,144,036	108,610	5.18	1,797,517	96,562	5.50

Allowance for loan losses	(27,908)			(19,488)			(16,491)
Nonearning assets	267,425			213,598			183,669

Total assets	$2,717,063			$2,338,146			$1,964,695

Interest-bearing liabilities:
Deposits:
NOW accounts	$558,705	$9,239	1.65%	$510,187	$5,613	1.10%	$358,327	$3,245	0.91%
Savings and money market accounts	480,836	6,171	1.28	403,331	3,116	0.77	354,997	2,924	0.82
Certificates of deposit	727,666	21,187	2.91	624,959	15,108	2.42	601,339	14,865	2.47

Total interest-bearing deposits	1,767,207	36,597	2.07	1,538,477	23,837	1.55	1,314,663	21,034	1.60

Short-term borrowings	143,100	3,395	2.34	188,589	2,644	1.38	115,014	1,428	1.22
Long-term debt	245,561	10,539	4.23	173,386	7,501	4.26	148,841	6,467	4.29

Total interest-bearing liabilities	2,155,868	50,531	2.34	1,900,452	33,982	1.78	1,578,518	28,929	1.83

Noninterest-bearing demand deposits	283,396			208,887			183,478
Noninterest-bearing liabilities	16,170			18,121			22,282

Total liabilities	2,455,434			2,127,460			1,784,278
Shareholders’ equity	261,629			210,686			180,417

Total liabilities and shareholders’ equity	$2,717,063			$2,338,146			$1,964,695

Net earning assets	$321,678			$243,584			$218,999
Net interest spread		$84,798	3.23%		$74,628	3.40%		$67,633	3.67%
Net interest income (TE) / Net interest margin (TE)		$88,081	3.54%		$77,490	3.60%		$70,236	3.89%

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

TABLE 13 – SUMMARY OF CHANGES IN NET INTEREST INCOME

	2005 / 2004 Change Attributable To			2004 / 2003 Change Attributable To
(dollars in thousands)	Volume	Rate	Total Increase (Decrease)	Volume	Rate	Total Increase (Decrease)
Earning assets:
Loans:
Mortgage loans	$2,104	$(429)	$1,675	$3,396	$(2,163)	$1,233
Commercial loans	11,553	6,852	18,405	6,096	(2,201)	3,895
Consumer and other loans	3,038	1,143	4,181	2,576	(2,690)	(114)
Loans held for sale	130	59	189	(214)	(159)	(373)
Investment securities	445	773	1,218	4,936	2,371	7,307
Other earning assets	290	761	1,051	11	89	100

Total net change in income on earning assets	17,560	9,159	26,719	16,801	(4,753)	12,048

Interest-bearing liabilities:
Deposits:
NOW accounts	645	2,981	3,626	1,523	845	2,368
Savings and money market accounts	1,425	1,630	3,055	386	(194)	192
Certificates of deposit	2,686	3,393	6,079	577	(334)	243
Borrowings	1,953	1,836	3,789	2,843	(593)	2,250

Total net change in expense on interest- bearing liabilities	6,709	9,840	16,549	5,329	(276)	5,053

Change in net interest income	$10,851	$(681)	$10,170	$11,472	$(4,477)	$6,995

Interest income includes interest income earned on earning assets as well as applicable loan fees earned. Interest income that would have been earned on nonaccrual loans had they been on accrual status is not included in the data reported above.

Provision for Loan Losses – Management of the Company assesses the allowance for loan losses quarterly and will make provisions for loan losses as deemed appropriate in order to maintain the adequacy of the allowance for loan losses. Increases to the allowance for loan losses are achieved through provisions for loan losses that are charged against income. Adjustments to the allowance may also result from purchase accounting adjustments associated with loans acquired in mergers.

As a result of the significant impact of Hurricanes Katrina and Rita, the Company recorded a one-time loan loss provision of $14.4 million during the third quarter of 2005. Overall, the Company increased the provision for loan losses by 322.4% from $4.0 million in 2004 to $17.1 million in 2005. The provision for loan losses was $6.3 million in 2003. Net loan charge-offs were $3.6 million for 2005 compared to $2.7 million for 2004. The allowance for loan losses as a percentage of outstanding loans, net of unearned income, was 1.98% at December 31, 2005, compared to 1.22% at year-end 2004. A discussion of credit quality can be found in the section on “Asset Quality and Allowance for Loan Losses” in this analysis.

Noninterest Income – The Company reported noninterest income of $26.1 million in 2005 compared to $23.2 million for 2004. The following table illustrates the primary components of noninterest income for the years indicated.

TABLE 14 – NONINTEREST INCOME

(dollars in thousands)	2005	2004	Percent Increase (Decrease)	2003	Percent Increase (Decrease)
Service charges on deposit accounts	$13,427	$12,317	9.0%	$11,683	5.4%
ATM/debit card fee income	2,709	2,012	34.6	1,810	11.2
Income from bank owned life insurance	1,979	1,663	19.0	1,521	9.3
Gain on sale of loans, net	2,497	2,794	(10.6)	4,199	(33.5)
Gain on sale of assets	826	220	275.5	334	(34.1)
Gain (loss) on sale of investments, net	(39)	698	(105.6)	267	161.4
Other income	4,742	3,513	35.0	3,250	8.1

Total noninterest income	$26,141	$23,217	12.6%	$23,064	0.7%

Service charges on deposit accounts increased $1.1 million in 2005 primarily due to increased volume related to the American Horizons acquisition and revenue enhancement initiatives.

ATM/debit card fee income increased $697,000 in 2005 due to the expanded cardholder base attributable to the American Horizons acquisition and increased usage.

Income from bank owned life insurance increased $316,000 in 2005 as the Company increased its average investment in bank owned life insurance from $34.1 million in 2004 to $42.7 million in 2005.

Gain on sale of loans decreased $297,000 in 2005 as a result of reduced demand for mortgage refinancings and associated sales of these loans into the secondary market. During the third quarter of 2005, the Company sold $3.7 million of nonperforming loans to a third party resulting in an aggregate gain of $290,000.

Gain on sale of assets increased $606,000 in 2005. This increase is primarily the result of the sale of three excess properties. One of the properties was located in New Orleans, while the other two were located in Northeast Louisiana.

Other noninterest income increased $1.2 million in 2005. The increase is due to a $577,000 rise in broker sales commissions, $259,000 in payments received as a result of the conversion of the Company’s ownership interest in the PULSE EFT Association (“PULSE”) as a result of PULSE’s merger with Discover Financial Services and modest increases in several other fee categories.

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

Noninterest Expense – Ongoing attention to expense control is part of the Company’s corporate culture. The Company reported noninterest expense of $64.4 million in 2005 compared to $54.9 million for 2004. The following table illustrates the primary components of noninterest expense for the years indicated.

TABLE 15 – NONINTEREST EXPENSE

(dollars in thousands)	2005	2004	Percent Increase	2003	Percent Increase (Decrease)
Salaries and employee benefits	$33,973	$29,846	13.8%	$26,585	12.3%
Occupancy and equipment	8,319	6,834	21.7	6,273	8.9
Franchise and shares tax	3,161	2,607	21.2	2,086	25.0
Communication and delivery	3,107	2,814	10.4	2,762	1.9
Marketing and business development	1,766	1,582	11.7	1,255	26.1
Data processing	1,837	1,492	23.1	1,663	(10.3)
Printing, stationery and supplies	992	845	17.4	845	—
Amortization of acquisition intangibles	1,207	885	36.3	781	13.3
Professional services	2,339	1,802	29.8	2,267	(20.5)
Other expenses	7,737	6,190	25.0	6,112	1.3

Total noninterest expense	$64,438	$54,897	17.4%	$50,629	8.4%

Salaries and employee benefits increased $4.1 million in 2005 due to increased staffing associated with the American Horizons acquisition and the Company’s branch expansion initiative, as well as several strategic hires made during 2004 and 2005. The Company also recorded $470,000 of compensation expense due to the immediate vesting of all outstanding unvested stock options on December 30, 2005. Due to the completion of funding of the Company’s ESOP at the end of the first quarter of 2005, the Company realized savings of $1.7 million compared to 2004.

Occupancy and equipment, communication and delivery and data processing increased $1.5 million, $294,000 and $345,000, respectively, in 2005 primarily due to infrastructure expansion and improvements.

Franchise and shares tax increased $553,000 million in 2005 due to growth in capital and income. Both capital and income levels are key components of the Louisiana shares tax calculation.

Marketing and business development expense increased $184,000 in 2005 as the Company expanded advertising and business development programs in selected markets.

Amortization of acquisition intangibles increased $322,000 in 2005 due to the amortization of the American Horizons core deposit intangible.

Other noninterest expenses increased $2.1 million in 2005. The largest components of the increase were $650,000 of one-time expenses associated with the integration and conversion of American Horizons, $401,000 of one-time expenses associated with damages and other costs resulting from Hurricanes Katrina and Rita, a $537,000 increase in professional service expenses and a $389,000 increase in ATM/debit card expenses. One-time hurricane expenses consist primarily of costs to repair damaged facilities and relocate displaced employees.

Noninterest expense increased $4.3 million from 2003 to 2004 primarily due to increased salaries and benefits as a result of the Acadiana and Alliance acquisitions, several strategic hires and the rising cost associated with the increased market value of the Company’s common stock as it relates to the Company’s ESOP. Other significant increases included a $561,000 increase in occupancy and equipment costs associated with infrastructure improvements, a $521,000 increase in franchise and shares tax and a $327,000 increase in marketing and business development expenses.

Income Taxes – For the years ended December 31, 2005, 2004 and 2003 the Company incurred income tax expense of $7.4 million, $11.6 million and $10.2 million, respectively. The Company’s effective tax rate amounted to 25.3%, 29.7% and 30.3% during 2005, 2004 and 2003, respectively. The difference between the effective tax rate and the statutory tax rate primarily relates to variances in items that are non-taxable or non-deductible, primarily the effect of tax-exempt income, the non-deductibility of part of the amortization of acquisition intangibles, and the non-deductible portion of the ESOP compensation expense. The decrease in the Company’s effective tax rates for 2005 is attributable to the effect of the third quarter net loss and the decrease in ESOP compensation expense, a large portion of which was not deductible for tax purposes, along with increases in the proportional levels of tax-exempt income. For more information, see Note 12 of the Consolidated Financial Statements.

CAPITAL RESOURCES

Federal regulations impose minimum regulatory capital requirements on all institutions with deposits insured by the Federal Deposit Insurance Corporation. The Federal Reserve Board (“FRB”) imposes similar capital regulations on bank holding companies. Compliance with bank and bank holding company regulatory capital requirements, which include leverage and risk-based capital guidelines, are monitored by the Company on an ongoing basis. Under the risk-based capital method, a risk weight is assigned to balance sheet and off-balance sheet items based on regulatory guidelines. At December 31, 2005, the Company exceeded all regulatory capital ratio requirements with a Tier 1 leverage capital ratio of 7.65%, a Tier 1 risk-based capital ratio of 10.70% and a total risk-based capital ratio of 11.96%. At December 31, 2005, the Bank also exceeded all regulatory capital ratio requirements with a Tier 1 leverage capital ratio of 7.03%, a Tier 1 risk-based capital ratio of 9.81% and a total risk-based capital ratio of 11.07%.

In addition, the Company has junior subordinated debt totaling $37.3 million, which may be included in Tier 1 capital up to 25% of the total of the Company’s core capital elements, including the junior subordinated debt. For additional information, see Note 10 of the Consolidated Financial Statements.

LIQUIDITY

The Company’s liquidity, represented by cash and cash equivalents, is a product of its operating, investing and financing activities. The Company manages its liquidity with the objective of maintaining sufficient funds to respond to the needs of depositors and borrowers and to take advantage of earnings enhancement opportunities. The primary sources of funds for the Company are deposits, borrowings, repayments and maturities of loans and investment securities, securities sold under agreements to repurchase, as well as funds provided from operations. Certificates of deposit scheduled to mature in one year or less at December 31, 2005 totaled $459.5 million. Based on past experience, management believes that a significant portion of maturing deposits will remain with the Company. Additionally, the majority of the investment security portfolio is classified by the Company as available-for-sale which provides the ability to liquidate securities as needed. Due to the relatively short planned duration of the investment security portfolio, the Company continues to experience significant cash flows on a normal basis.

While scheduled cash flows from the amortization and maturities of loans and securities are relatively predictable sources of funds, deposit flows and prepayments of loan and investment securities are greatly influenced by general interest rates, economic conditions and competition. The FHLB of Dallas provides an additional source of liquidity to make funds available for general requirements and also to assist with the variability of less predictable funding sources. At December 31, 2005, the Company had $209.5 million of outstanding advances from the FHLB of Dallas. Additional advances available at December 31, 2005 from the FHLB of Dallas amounted to $440.7 million. The Company and the Bank also have various funding arrangements with commercial banks providing up to $75 million in the form of federal funds and other lines of credit. At December 31, 2005, there was no balance outstanding on these lines and all of the funding was available to the Company.

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

Included in the modeling are instantaneous parallel rate shifts scenarios, which are utilized to establish exposure limits. These scenarios are known as “rate shocks” because all rates are modeled to change instantaneously by the indicated shock amount, rather than a gradual rate shift over a period of time that has traditionally been more realistic. As of December 31, 2005, the simulation of these shocks indicated that an instantaneous and sustained 200 basis point rise in rates would increase net interest income over the following 12 months by approximately 4.3%, while a 200 point decline in rates would decrease net interest income over the following 12 months by approximately 1.4% from an unchanged rate environment. For the same period, the model indicated that an instantaneous and sustained 100 basis point rise in rates would increase net interest income over the following 12 months by approximately 3.0%, while a 100 point decline in rates would increase net interest income over the following 12 months by approximately 0.9% from an unchanged rate environment. Computations of interest rate risk under these scenarios do not necessarily include certain actions that management may undertake to manage this risk in response to anticipated changes in interest rates.

The rate environment is a function of the monetary policy of the FRB. The principal tools of the FRB for implementing monetary policy are open market operations, or the purchases and sales of U.S. Treasury and federal agency securities. The FRB’s objective for open market operations has varied over the years, but the focus has gradually shifted toward attaining a specified level of the federal funds rate to achieve the long-run goals of price stability and sustainable economic growth. The federal funds rate is the basis for overnight funding and drives the short end of the yield curve. Longer maturities are influenced by FRB purchases and sales and also expectations of monetary policy going forward. The FRB began to increase the targeted level for the federal funds rate in June 2004 after reaching an all-time low of 1.00% in mid-2003. The targeted fed funds rate has increased at each Federal Open Market Committee meeting by 25 basis points and ended the year at 4.25%. Although each FRB rate increase becomes more challenging to offset, the ability to delay deposit rate increases and less aggressive repricing of the maturing certificate of deposit portfolio has allowed the Company to offset the negative impact of recent FRB rate movements. Although management believes that the Company is not significantly affected by changes in interest rates over an extended period of time, the continued flattening of the yield curve will exert downward pressure on the net interest margin and net interest income. Under traditional measures of interest rate gap positions, the Company is slightly asset sensitive in the short-term. There was no significant shift in the Bank’s interest rate position as a result of the acquisition of American Horizons in January 2005.

As part of its asset/liability management strategy, the Company has emphasized the origination of commercial and consumer loans, which typically have shorter terms than residential mortgage loans and/or adjustable or variable rates of interest. The majority of fixed-rate, long-term residential loans were sold in the secondary market during the last three years to avoid assumption of the rate risk associated with longer duration assets in the current low rate environment. As of December 31, 2005, $567.9 million, or 29.6%, of the Company’s total loan portfolio had adjustable interest rates. The Bank has no significant concentration to any single loan component or industry segment.

The Company’s strategy with respect to liabilities in recent periods has been to emphasize transaction accounts, particularly noninterest bearing transaction accounts, which are not sensitive to changes in interest rates. At December 31, 2005, 66.0% of the Company’s deposits were in transaction and limited-transaction accounts, compared to 64.6% at December 31, 2004. Noninterest bearing transaction accounts totaled 15.6% of total deposits at December 31, 2005, compared to 12.3% of total deposits at December 31, 2004.

As part of an overall interest rate risk management strategy, off-balance sheet derivatives may also be used as an efficient way to modify the repricing or maturity characteristics of on-balance sheet assets and liabilities. Management may from time to time engage in interest rate swaps to effectively manage interest rate risk. As of December 31, 2005, the Company had no derivatives other than interest-rate swaps accounted for as cash-flow hedges, all of which met the criteria to be classified as effective hedges. The interest rate swaps of the Company were executed to modify net interest sensitivity to levels deemed appropriate.

OTHER OFF-BALANCE SHEET ACTIVITIES

In the normal course of business, the Company is a party to a number of activities that contain credit, market and operational risk that are not reflected in whole or in part in the Company’s consolidated financial statements. Such activities include traditional off-balance sheet credit-related financial instruments, commitments under operating leases and long-term debt. The Company provides customers with off-balance sheet credit support through loan commitments, lines of credit and standby letters of credit. Many of the unused commitments are expected to expire unused or be only partially used; therefore, the total amount of unused commitments does not necessarily represent future cash requirements. The Company anticipates it will continue to have sufficient funds together with available borrowings to meet its current commitments. At December 31, 2005, the total approved loan commitments outstanding amounted to $48.5 million. At the same date, commitments under unused lines of credit, including credit card lines, amounted to $397.6 million. Included in these totals are commercial commitments amounting to $305.1 million as shown in the following table.

TABLE 16 – COMMERCIAL COMMITMENT EXPIRATION PER PERIOD

(dollars in thousands)	Less Than 1 Year	1 – 3 Years	4 – 5 Years	Over 5 Years	Total
Unused commercial lines of credit	$216,234	$22,165	$4,900	$3,620	$246,919
Unused loan commitments	44,922	—	—	—	44,922
Standby letters of credit	11,979	1,262	—	—	13,241

Total	$273,135	$23,427	$4,900	$3,620	$305,082

The Company has entered into a number of long-term leasing arrangements to support the ongoing activities of the Company. The required payments under such commitments and other debt commitments at December 31, 2005 are shown in the following table.

TABLE 17 – CONTRACTUAL OBLIGATIONS AND OTHER DEBT COMMITMENTS

(dollars in thousands)	2006	2007	2008	2009	2010	2011 and After	Total
Operating leases	$967	$717	$492	$439	$342	$1,473	$4,430
Certificates of deposit	459,533	198,186	70,733	13,639	16,108	4,582	762,781
Short-term borrowings	68,849	—	—	—	—	—	68,849
Long-term debt	24,082	35,969	34,642	78,054	37,167	40,298	250,212

Total	$553,431	$234,872	$105,867	$92,132	$53,617	$46,353	$1,086,272

As of December 31, 2005, the Company had committed to purchasing $1.8 million in land associated with its branch expansion initiative. These purchases are scheduled to close during the first half of 2006.

IMPACT OF INFLATION AND CHANGING PRICES

The consolidated financial statements and related financial data presented herein have been prepared in accordance with generally accepted accounting principles, which generally require the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation. Unlike most industrial companies, virtually all of the Company’s assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on the Company’s performance than does the effect of inflation. Although fluctuations in interest rates are neither completely predictable nor controllable, the Company regularly monitors its interest rate position and oversees its financial risk management by establishing policies and operating limits. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates. Although not as critical to the banking industry as to other industries, inflationary factors may have some impact on the Company’s growth, earnings, total assets and capital levels. Management does not expect inflation to be a significant factor in 2006.

ACQUISITION ACTIVITIES

On February 28, 2003, the Company completed its acquisition of Acadiana Bancshares, Inc., in exchange for 1,227,276 shares valued at $38.6 million and $9.8 million in cash. The transaction is accounted for under the purchase method of accounting. The consolidated statement of income includes the results of operations for Acadiana from the acquisition date. The transaction resulted in $24.1 million of goodwill, $4.0 million of core deposit intangibles and $313,000 of other intangibles. The amount allocated to the core deposit intangible was determined by an independent valuation and is being amortized over the estimated useful life of eight years using the double declining method. The amount allocated to other intangibles represents the estimated value assigned to mortgage servicing rights and is being amortized over an estimated useful life of seven years using the interest method. For further information, see Note 2 to the Consolidated Financial Statements.

On February 29, 2004, the Company completed its acquisition of Alliance Bank of Baton Rouge in exchange for 359,106 shares of the Company’s common stock valued at $15.5 million. The transaction is accounted for under the purchase method of accounting. The consolidated statement of income includes the results of operations for Alliance from the acquisition date. The transaction resulted in $5.2 million of goodwill and $1.2 million of core deposit intangibles. The amount allocated to the core deposit intangible was determined by an independent valuation and is being amortized over the estimated useful life of seven years using the straight line method. For further information, see Note 2 to the Consolidated Financial Statements.

On January 31, 2005, the Company completed its acquisition of American Horizons in exchange for 990,435 shares of the Company’s common stock valued at $47,744,000 and $653,000 in cash. The transaction is accounted for under the purchase method of accounting. The acquisition expanded the Company’s presence in North Louisiana. The consolidated statement of income includes the results of operations for American Horizons from the acquisition date. The transaction resulted in $28.5 million of goodwill and $5.0 million of core deposit intangibles. The amount allocated to the core deposit intangible was determined by an independent valuation and is being amortized over the estimated useful life of ten years using the straight line method. For further information, see Note 2 to the Consolidated Financial Statements.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

	Years Ended December 31,
(dollars in thousands, except per share data)	2005	2004	2003	2002	2001
Balance Sheet Data
Total assets	$2,852,592	$2,448,602	$2,115,811	$1,570,588	$1,426,825
Cash and cash equivalents	126,800	53,265	69,521	63,775	51,681
Loans receivable	1,918,516	1,650,626	1,412,349	1,044,492	956,015
Investment securities	572,582	566,955	479,622	368,122	321,907
Goodwill and acquisition intangibles	100,576	68,310	62,786	35,401	35,644
Deposit accounts	2,242,956	1,773,489	1,589,106	1,242,232	1,237,394
Borrowings	319,061	442,542	318,881	172,261	43,776
Shareholders’ equity	263,569	220,162	195,169	139,598	134,417
Book value per share (1)	$27.60	$25.62	$23.43	$19.90	$18.42
Tangible book value per share (1) (2)	17.07	17.67	15.89	14.86	13.54

	Years Ended December 31,
(dollars in thousands, except per share data)	2005	2004	2003	2002	2001
Income Statement Data
Interest income	$135,329	$108,610	$96,562	$87,552	$100,368
Interest expense	50,531	33,982	28,929	27,958	46,018

Net interest income	84,798	74,628	67,633	59,594	54,350
Provision for loan losses	17,069	4,041	6,300	6,197	5,046

Net interest income after provision for loan losses	67,729	70,587	61,333	53,397	49,304
Noninterest income	26,141	23,217	23,064	17,866	15,144
Noninterest expense	64,438	54,897	50,629	44,032	41,711

Income before income taxes	29,432	38,907	33,768	27,231	22,737
Income taxes	7,432	11,568	10,216	8,778	8,229

Net income	$22,000	$27,339	$23,552	$18,453	$14,508

Earnings per share – basic	$2.40	$3.26	$2.97	$2.61	$1.98
Earnings per share – diluted	2.24	3.01	2.74	2.42	1.89
Cash earnings per share – diluted	2.32	3.07	2.79	2.45	2.21
Cash dividends per share	1.00	0.85	0.72	0.61	0.56

	At or For the Years Ended December 31,
	2005	2004	2003	2002	2001
Key Ratios (3)
Return on average assets	0.81%	1.17%	1.20%	1.26%	1.02%
Return on average equity	8.41	12.98	13.05	13.12	10.83
Return on average tangible equity (2)	13.96	19.52	19.57	17.78	17.51
Equity to assets at end of period	9.24	8.99	9.22	8.89	9.42
Earning assets to interest-bearing liabilities	114.92	112.82	113.87	116.35	116.83
Interest rate spread (4)	3.23	3.40	3.67	4.19	3.54
Net interest margin (TE) (4) (5)	3.54	3.60	3.89	4.53	4.12
Noninterest expense to average assets	2.37	2.35	2.58	3.01	2.94
Efficiency ratio (6)	58.08	56.11	55.82	56.85	60.02
Tangible efficiency ratio (TE) (2) (5)	54.85	53.16	52.96	55.03	55.03
Dividend payout ratio	43.56	26.55	25.37	23.68	28.71
Asset Quality Data
Nonperforming assets to total assets at end of period (7)	0.21%	0.25%	0.34%	0.42%	0.91%
Allowance for loan losses to nonperforming loans at end of period (7)	659.29	355.17	355.92	301.64	159.86
Allowance for loan losses to total loans at end of period	1.98	1.22	1.29	1.25	1.16
Consolidated Capital Ratios
Tier 1 leverage capital ratio	7.65%	7.63%	7.50%	7.62%	6.95%
Tier 1 risk-based capital ratio	10.70	11.13	10.94	10.66	9.96
Total risk-based capital ratio	11.96	12.36	12.20	11.89	11.09

(1)	Shares used for book value purposes exclude shares held in treasury and unreleased shares held by the Employee Stock Ownership Plan at the end of the period.

(2)	Tangible calculations eliminate the effect of goodwill and acquisition related intangible assets and the corresponding amortization expense on a tax-effected basis where applicable.

(3)	With the exception of end-of-period ratios, all ratios are based on average daily balances during the respective periods.

(4)	Interest rate spread represents the difference between the weighted average yield on earning assets and the weighted average cost of interest-bearing liabilities. Net interest margin represents net interest income as a percentage of average earning assets.

(5)	Fully taxable equivalent (TE) calculations include the tax benefit associated with related income sources that are tax-exempt using a marginal tax rate of 35%.

(6)	The efficiency ratio represents noninterest expense as a percentage of total revenues. Total revenues is the sum of net interest income and noninterest income.

(7)	Nonperforming loans consist of nonaccruing loans and loans 90 days or more past due. Nonperforming assets consist of nonperforming loans and repossessed assets.

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

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2005. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based on our assessment, Management believes that, as of December 31, 2005, the Company’s internal control over financial reporting is effective based on those criteria.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

IBERIABANK Corporation

We have audited management’s assessment, included in the accompanying Management Report on Internal Control over Financial Reporting, that IBERIABANK Corporation maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). IBERIABANK Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

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

In our opinion, management’s assessment that IBERIABANK Corporation maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also in our opinion, IBERIABANK Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets and the related consolidated statements of income, shareholders’ equity and cash flows of IBERIABANK Corporation and Subsidiary, and our report dated February 15, 2006 expressed an unqualified opinion.

/s/ Castaing, Hussey & Lolan, LLC

New Iberia, Louisiana

February 15, 2006

REPORT OF CASTAING, HUSSEY & LOLAN, LLC

INDEPENDENT REGISTERED ACCOUNTING FIRM

To the Board of Directors and Shareholders of

IBERIABANK Corporation

We have audited the accompanying consolidated balance sheets of IBERIABANK Corporation and Subsidiary as of December 31, 2005 and 2004, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of IBERIABANK Corporation and Subsidiary as of December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of IBERIABANK Corporation’s internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 15, 2006 expressed an unqualified opinion of management’s assessment of internal control over financial reporting and an unqualified opinion on the effectiveness of internal control over financial reporting.

/s/ Castaing, Hussey & Lolan, LLC

New Iberia, Louisiana

February 15, 2006

IBERIABANK CORPORATION AND SUBSIDIARY

Consolidated Balance Sheets

December 31, 2005 and 2004

(dollars in thousands, except share data)	2005	2004
Assets
Cash and due from banks	$66,697	$33,940
Interest-bearing deposits in banks	60,103	19,325

Total cash and cash equivalents	126,800	53,265
Securities available for sale, at fair value	543,495	526,933
Securities held to maturity, fair values of $29,337 and $41,061, respectively	29,087	40,022
Mortgage loans held for sale	10,515	8,109
Loans, net of unearned income	1,918,516	1,650,626
Allowance for loan losses	(38,082)	(20,116)

Loans, net	1,880,434	1,630,510
Premises and equipment, net	55,010	39,557
Goodwill	93,167	64,732
Other assets	114,084	85,474

Total Assets	$2,852,592	$2,448,602

Liabilities
Deposits:
Noninterest-bearing	$350,065	$218,859
Interest-bearing	1,892,891	1,554,630

Total deposits	2,242,956	1,773,489
Short-term borrowings	68,849	236,453
Long-term debt	250,212	206,089
Other liabilities	27,006	12,409

Total Liabilities	2,589,023	2,228,440

Shareholders’ Equity
Preferred stock, $1 par value - 5,000,000 shares authorized	—	—
Common stock, $1 par value - 25,000,000 shares authorized; 11,801,979 and 10,812,221 shares issued, respectively (1)	11,802	10,812
Additional paid-in capital	190,655	136,841
Retained earnings	150,107	137,887
Unearned compensation	(9,594)	(5,581)
Accumulated other comprehensive income	(5,629)	390
Treasury stock at cost - 2,253,167 and 2,206,650 shares, respectively (1)	(73,772)	(60,187)

Total Shareholders’ Equity	263,569	220,162

Total Liabilities and Shareholders’ Equity	$2,852,592	$2,448,602

(1)	All share amounts have been restated to reflect the five-for-four stock split, paid August 15, 2005 to shareholders of record as of August 1, 2005.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

IBERIABANK CORPORATION AND SUBSIDIARY

Consolidated Statements of Income

Years Ended December 31, 2005, 2004, and 2003

(dollars in thousands, except per share data)	2005	2004	2003
Interest and Dividend Income
Loans, including fees	$108,492	$84,231	$79,217
Mortgage loans held for sale, including fees	709	520	893
Investment securities:
Taxable interest	21,698	20,425	13,201
Tax-exempt interest	2,494	2,549	2,466
Other	1,936	885	785

Total interest and dividend income	135,329	108,610	96,562

Interest Expense
Deposits	36,597	23,837	21,034
Short-term borrowings	3,395	2,644	1,428
Long-term debt	10,539	7,501	6,467

Total interest expense	50,531	33,982	28,929

Net interest income	84,798	74,628	67,633
Provision for loan losses	17,069	4,041	6,300

Net interest income after provision for loan losses	67,729	70,587	61,333

Noninterest Income
Service charges on deposit accounts	13,427	12,317	11,683
ATM/debit card fee income	2,709	2,012	1,810
Income from bank owned life insurance	1,979	1,663	1,521
Gain on sale of loans, net	2,497	2,794	4,199
Gain on sale of assets	826	220	334
Gain (loss) on sale of investments, net	(39)	698	267
Other income	4,742	3,513	3,250

Total noninterest income	26,141	23,217	23,064

Noninterest Expense
Salaries and employee benefits	33,973	29,846	26,585
Occupancy and equipment	8,319	6,834	6,273
Franchise and shares tax	3,161	2,607	2,086
Communication and delivery	3,107	2,814	2,762
Marketing and business development	1,766	1,582	1,255
Data processing	1,837	1,492	1,663
Printing, stationery and supplies	992	845	845
Amortization of acquisition intangibles	1,207	885	781
Professional services	2,339	1,802	2,267
Other expenses	7,737	6,190	6,112

Total noninterest expense	64,438	54,897	50,629

Income before income tax expense	29,432	38,907	33,768
Income tax expense	7,432	11,568	10,216

Net Income	$22,000	$27,339	$23,552

Earnings per share - basic (1)	$2.40	$3.26	$2.97
Earnings per share - diluted (1)	$2.24	$3.01	$2.74

(1)	All share amounts have been restated to reflect the five-for-four stock split, paid August 15, 2005 to shareholders of record as of August 1, 2005.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

IBERIABANK CORPORATION AND SUBSIDIARY

Consolidated Statements of Shareholders’ Equity

Years Ended December 31, 2005, 2004, and 2003

(dollars in thousands, except share and per share data)	Common Stock	Additional Paid-In Capital	Retained Earnings	Unearned Compensation	Accumulated Other Comprehensive Income	Treasury Stock	Total
Balance, December 31, 2002 (1)	$9,226	$72,769	$100,545	$(2,690)	$712	$(40,964)	$139,598
Comprehensive income:
Net income			23,552				23,552
Change in unrealized gain on securities available for sale, net of deferred taxes					(993)		(993)
Change in fair value of derivatives used for cash flow hedges, net of tax effect					464		464

Total comprehensive income							23,023
Cash dividends declared, $0.72 per share			(5,975)				(5,975)
Reissuance of treasury stock under stock option plan, net of shares surrendered in payment, including tax benefit, 158,835 shares		1,653				1,340	2,993
Common stock released by ESOP trust		1,768		473			2,241
Common stock earned by participants of recognition and retention plan trust, including tax benefit		458		613			1,071
Common stock issued for recognition and retention plan		612		(1,064)		452	—
Common stock issued for acquisition	1,227	37,414	(246)				38,395
Treasury stock acquired at cost, 159,250 shares						(6,177)	(6,177)

Balance, December 31, 2003	10,453	114,674	117,876	(2,668)	183	(45,349)	195,169
Comprehensive income:
Net income			27,339				27,339
Change in unrealized gain on securities available for sale, net of deferred taxes					(214)		(214)
Change in fair value of derivatives used for cash flow hedges, net of tax effect					421		421

Total comprehensive income							27,546
Cash dividends declared, $0.85 per share			(7,257)				(7,257)
Reissuance of treasury stock under stock option plan, net of shares surrendered in payment, including tax benefit, 170,619 shares		1,114				3,005	4,119
Common stock released by ESOP trust		2,135		435			2,570
Common stock earned by participants of recognition and retention plan trust, including tax benefit		745		636			1,381
Common stock issued for recognition and retention plan		2,965		(3,984)		1,019	—
Common stock issued for acquisition	359	15,208	(71)				15,496
Treasury stock acquired at cost, 408,334 shares						(18,862)	(18,862)

Balance, December 31, 2004	10,812	136,841	137,887	(5,581)	390	(60,187)	220,162
Comprehensive income:
Net income			22,000				22,000
Change in unrealized gain on securities available for sale, net of deferred taxes					(7,030)		(7,030)
Change in fair value of derivatives used for cash flow hedges, net of tax effect					1,011		1,011

Total comprehensive income							15,981
Cash dividends declared, $1.00 per share			(9,582)				(9,582)
Reissuance of treasury stock under stock option plan, net of shares surrendered in payment, including tax benefit, 203,813 shares		1,539				2,026	3,565
Common stock released by ESOP trust		519		103			622
Common stock earned by participants of recognition and retention plan trust, including tax benefit		564		1,554			2,118
Common stock issued for recognition and retention plan		3,777		(5,670)		1,893	—
Common stock issued for acquisition	990	46,945	(198)				47,737
Stock based compensation cost		470					470
Treasury stock acquired at cost, 365,488 shares						(17,504)	(17,504)

Balance, December 31, 2005	$11,802	$190,655	$150,107	$(9,594)	$(5,629)	$(73,772)	$263,569

(1)	All share amounts have been restated to reflect the five-for-four stock split, paid August 15, 2005 to shareholders of record as of August 1, 2005.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

IBERIABANK CORPORATION AND SUBSIDIARY

Consolidated Statements of Cash Flows

Years Ended December 31, 2005, 2004 and 2003

(dollars in thousands)	2005	2004	2003
Cash Flows from Operating Activities
Net income	$22,000	$27,339	$23,552
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5,245	4,326	4,112
Provision for loan losses	17,069	4,041	6,300
Noncash compensation expense	2,824	3,334	2,710
Gain on sale of assets	(1,081)	(221)	(414)
Loss (Gain) on sale of investments	39	(698)	(267)
Loss on abandonment of fixed assets	129	—	—
Amortization of premium/discount on investments	1,909	2,807	5,790
Current (benefit) provision for deferred income taxes	(3,236)	1,816	216
Net change in loans held for sale	(2,406)	(2,328)	6,475
Other operating activities, net	(627)	(7,034)	(10,581)

Net Cash Provided by Operating Activities	41,865	33,382	37,893

Cash Flows from Investing Activities
Proceeds from sales of securities available for sale	23,737	42,762	100,452
Proceeds from maturities, prepayments and calls of securities available for sale	96,071	134,582	145,731
Purchases of securities available for sale	(137,529)	(269,134)	(328,222)
Proceeds from sales of securities held to maturity	231	227	—
Proceeds from maturities, prepayments and calls of securities held to maturity	10,605	13,010	30,529
Purchases of securities held to maturity	—	—	(8,119)
Proceeds from sale of loans	3,172	—	26,913
Increase in loans receivable, net	(78,414)	(190,959)	(209,959)
Proceeds from sale of premises and equipment	3,296	76	880
Purchases of premises and equipment	(14,686)	(9,430)	(8,381)
Proceeds from disposition of real estate owned	2,038	3,533	1,881
Cash received in excess of cash paid in acquisition	20,736	4,320	21,120
Other investing activities, net	6,277	(3,510)	(5,030)

Net Cash Used in Investing Activities	(64,466)	(274,523)	(232,205)

Cash Flows from Financing Activities
Increase in deposits	277,461	123,303	137,915
Net change in short-term borrowings	(167,604)	73,863	64,461
Proceeds from long-term debt	34,255	51,100	20,000
Repayments of long-term debt	(23,037)	(462)	(12,535)
Dividends paid to shareholders	(8,836)	(6,606)	(5,185)
Proceeds from sale of treasury stock for stock options exercised	1,407	2,549	1,770
Costs of issuance of common stock in acquisition	(6)	—	(191)
Payments to repurchase common stock	(17,504)	(18,862)	(6,177)

Net Cash Provided by Financing Activities	96,136	224,885	200,058

Net Increase (Decrease) In Cash and Cash Equivalents	73,535	(16,256)	5,746
Cash and Cash Equivalents at Beginning of Period	53,265	69,521	63,775

Cash and Cash Equivalents at End of Period	$126,800	$53,265	$69,521

Supplemental Schedule of Noncash Activities
Acquisition of real estate in settlement of loans	$1,553	$1,792	$1,702
Common stock issued in acquisition	$47,744	$15,496	$38,586
Exercise of stock options with payment in company stock	$2,075	$134	$798
2,359,854 shares issued in stock split, par value of shares issued	$2,360	$—	$—
Supplemental Disclosures
Cash paid for:
Interest on deposits and borrowings	$49,687	$33,420	$30,023
Income taxes, net	$5,029	$5,478	$8,665

The accompanying Notes are an integral part of these Consolidated Financial Statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of IBERIABANK Corporation (the “Company”) and its wholly owned subsidiary, IBERIABANK (the “Bank”), as well as all of the Bank’s subsidiaries, Iberia Financial Services LLC, Acadiana Holdings LLC, Jefferson Insurance Corporation, Finesco LLC and IBERIABANK Insurance Services LLC. All significant intercompany balances and transactions have been eliminated in consolidation.

NATURE OF OPERATIONS: The Company is a Louisiana corporation that serves as the bank holding company for the Bank, a Louisiana chartered state commercial bank. Through the Bank, the Company offers commercial and retail products and services to customers throughout the state, including New Orleans, Baton Rouge, Shreveport, Monroe, and the Acadiana region of Louisiana. Management of the Company monitors the revenue streams of the various products, services and markets; however, operations are managed and financial performance is evaluated on a company-wide basis. Accordingly, all of the Company’s banking operations are considered by management to be aggregated in one reportable operating segment.

USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Material estimates that are susceptible to significant change in the near term are the allowance for loan losses, valuation of goodwill, intangible assets and other purchase accounting adjustments and stock based compensation.

CONCENTRATION OF CREDIT RISKS: Most of the Company’s business activity is with customers located within the State of Louisiana. The Company’s lending activity is concentrated in the Company’s five primary market areas in Louisiana. The Company in recent years has emphasized originations of commercial loans, private banking and mortgage loans. Repayment of loans is expected to come from cash flows of the borrower. Losses are limited by the value of the collateral upon default of the borrowers. The Company does not have any significant concentrations to any one industry or customer.

CASH AND CASH EQUIVALENTS: For purposes of presentation in the consolidated statements of cash flows, cash and cash equivalents are defined as cash, interest-bearing deposits and noninterest-bearing demand deposits at other financial institutions with maturities less than one year. The Bank may be required to maintain average balances on hand or with the Federal Reserve Bank. At December 31, 2005 and 2004, the Bank had no required reserve balance.

INVESTMENT SECURITIES: Debt securities that management has the ability and intent to hold to maturity are classified as held to maturity and carried at cost, adjusted for amortization of premiums and accretion of discounts using methods approximating the interest method. Securities not classified as held to maturity or trading, including equity securities with readily determinable fair values, are classified as available for sale and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income. Declines in the value of individual held to maturity and available for sale securities below their cost that are other than temporary are included in earnings as realized losses. In estimating other than temporary impairment losses, management considers 1) the length of time and the extent to which the fair value has been less than cost, 2) the financial condition and near-term prospects of the issuer, and 3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Gains/losses on securities sold are recorded on the trade date, using the specific identification method.

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

LOANS: The Company grants mortgage, commercial and consumer loans to customers. Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at the unpaid principal balances, less the allowance for loan losses and net deferred loan origination fees and unearned discounts. Interest income on loans is accrued over the term of the loans based on the principal balance outstanding. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield, using the interest method.

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

The allowance for loan losses is maintained at a level which, in management’s opinion, is adequate to absorb credit losses inherent in the portfolio. In determining the amount of the allowance for loan losses, management uses information from its portfolio management process, relationship managers and ongoing loan review efforts to stratify the loan portfolio into asset risk classifications. Based on this information, management assigns a general or specific reserve allocation. The foundation for the allowance is a detailed review of the overall loan portfolio and its performance. The portfolio is segmented into homogenous pools (i.e., commercial, business banking, consumer, mortgage, indirect, and credit card), which are analyzed based on risk factors, current and historical performance and specific loan reviews (for significant loans). Consideration is given to the specific risk within these segments, the maturity of these segments (e.g., rapid growth versus fully seasoned), the Company’s strategy for each segment (e.g., growth versus maintain), and the historical loss rate for these segments both at the Company and its peers. Consideration is also given to the impact of a number of relevant external factors that influence components of the loan portfolio or the portfolio as a whole, including current and projected economic conditions.

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

General reserve estimated loss percentages are based on the current and historical loss experience of each loan category, regulatory guidelines for losses, the status of past due payments, and management’s judgment of economic conditions and the related level of risk assumed. Relative to homogenous loan pools such as mortgage, consumer, indirect and credit cards, the Company has established a general reserve level using information such as actual loan losses, the seasoning of the pool, identified loan impairment, acquisitions, and current and projected economic conditions. General reserves for these pools are adjusted for loans that are considered past due, based on the correlation between historical losses and the payment performance of a loan pool.

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

The allowance also includes an unallocated component. The unallocated component is maintained to cover uncertainties that could affect management’s estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

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

DERIVATIVE FINANCIAL INSTRUMENTS: On January 1, 2001, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. This Statement requires that all derivatives be recognized as assets or liabilities in the balance sheet at fair value.

The Company may enter into derivative contracts to manage exposure to interest rate risk or to meet the financing needs of its customers.

Interest Rate Swap Agreements

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

Rate Lock Commitments

The Company enters into commitments to originate loans whereby the interest rate on the prospective loan is determined prior to funding (“rate lock commitments”). Rate lock commitments on mortgage loans that are intended to be sold are considered to be derivatives. Accordingly, such commitments, along with any related fees received from potential borrowers, are recorded at fair value as derivative assets or liabilities, with changes in fair value recorded in net gain or loss on sale of mortgage loans. The fair value of rate lock commitments was immaterial in 2005 and 2004.

FORECLOSED PROPERTY: Real estate and other assets acquired in settlement of loans are recorded at the balance of the loan or at estimated fair value less estimated selling costs, whichever is less, at the date acquired. Subsequent to foreclosure, management periodically performs valuations and the assets are carried at the lower of cost or fair value less estimated selling costs. Revenue and expenses from operations, gain or loss on sale and changes in the valuation allowance are included in net expenses from foreclosed assets. There was no allowance for losses on foreclosed property at December 31, 2005 and 2004.

PREMISES AND EQUIPMENT: Land is carried at cost. Buildings and equipment are carried at cost, less accumulated depreciation computed on a straight line basis over the estimated useful lives of 10 to 40 years for buildings and 5 to 15 years for furniture, fixtures and equipment.

GOODWILL: Goodwill is accounted for in accordance with SFAS No. 142, Goodwill and Other Intangible Assets, and accordingly is not amortized but is evaluated at least annually for impairment.

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

STOCK COMPENSATION PLANS: The Company issues stock options under various plans to directors, officers and other key employees (see Note 15). SFAS No. 123, Accounting for Stock-Based Compensation, encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. It also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion (“APB”) No. 25, Accounting for Stock Issued to Employees, whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under the Company’s stock option plans generally have no intrinsic value at the grant date, and under Opinion No. 25 no compensation cost is recognized for them. The Company has accounted for stock options in accordance with the methodology in APB No. 25. As a result, compensation expense relating to stock options is not reflected in net income provided the exercise price of the stock options granted equals or exceeds the market value of the underlying common stock at the grant date. The Company’s practice has been to grant options at no less than the fair market value of the stock at the grant date. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 for stock options.

	Years Ended December 31,
(dollars in thousands, except per share data)	2005	2004	2003
Reported net income	$22,000	$27,339	$23,552
Deduct: Stock option compensation expense under the fair value method, net of related tax effect	4,968	1,340	1,110

Pro forma net income	$17,032	$25,999	$22,442

Reported net income per common share	$2.40	$3.26	$2.97

Pro forma net income per common share	1.86	3.10	2.83

Reported net income per common share–assuming dilution	2.24	3.01	2.74

Pro forma net income per common share–assuming dilution	1.74	2.88	2.64

See Note 15 for additional information on the Company’s stock compensation plans.

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123(R), Share-Based Payment. SFAS No. 123(R) revises SFAS No. 123 and calls for companies to expense the fair value of employee stock options and other forms of stock-based compensation. The Company is required to adopt SFAS No. 123(R) as of January 1, 2006. This requirement will represent a significant change in practice for the Company.

SFAS No. 123(R) requires companies to (1) use fair value to measure stock-based compensation awards and (2) cease using the “intrinsic value” method of accounting, which APB No. 25 allowed and resulted in no expense for many awards of stock options for which the exercise price of the option equaled the price of the underlying stock at the grant date. Under SFAS No. 123(R), the fair value of a stock-based compensation award is recognized over the employee’s service period.

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

The Company has evaluated its potential operating segments against the criteria specified in the Statement and has determined that no operating segment disclosures are required in 2005, 2004 or 2003.

EFFECTS OF NEW ACCOUNTING PRONOUNCEMENTS:

In December 2003, the Accounting Standards Executive Committee issued Statement of Position 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer (“SOP 03-3”). SOP 03-3 addressed accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans or debt securities (loans) acquired in a transfer if those differences are attributable, at least in part, to credit quality. SOP 03-3 includes loans acquired in purchase business combinations, but does not apply to loans originated by the entity. SOP 03-3 is effective for loans acquired in fiscal years beginning after December 15, 2004. The impact of the adoption of SOP 03-3 on the Company’s financial statements is discussed in Note 4.

In December 2004, the FASB issued SFAS No. 123(R). On March 25, 2005, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 107 (SAB 107). SAB 107 provides guidance regarding the valuation of share-based payment arrangements, the classification of compensation expense, non-GAAP financial measures, first-time adoption of SFAS No. 123(R) in an interim period, capitalization of compensation cost related to share-based payment arrangements, the accounting for income tax effects of share-based payment arrangements upon adoption of SFAS No. 123(R), the modification of employee share options prior to adoption of SFAS No. 123(R) and disclosures in Management’s Discussion and Analysis subsequent to adoption of SFAS No. 123(R). The impact of the adoption of SFAS No. 123(R) and SAB 107 on the Company’s financial statements is discussed in the Stock Compensation Plans section of Note 1.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29 (“SFAS No. 153”). SFAS No. 153 requires that exchanges of nonmonetary assets be accounted for at fair value unless the exchange lacks commercial substance. A nonmonetary exchange has commercial substance when the future cash flows of an entity are expected to change significantly as a result of the exchange. SFAS No. 153 also eliminates a provision in APB Opinion No. 29 that exempted nonmonetary exchanges of similar productive assets from fair value accounting. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in periods beginning after June 15, 2005. The Company anticipates that the adoption of SFAS No. 153 will not have a material impact on the Company’s financial position or results of operations.

In March 2005, the FASB issued FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations (“FIN 47”). This Interpretation clarifies that the term “conditional asset retirement obligation” as used in SFAS No. 143, Accounting for Asset Retirement Obligations, refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. According to FIN 47, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. The provisions of FIN 47 are effective for fiscal years ending after December 15, 2005. The Company anticipates that the adoption of FIN 47 will not have a material impact on the Company’s financial position or results of operations.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections (“SFAS No. 154”), which requires retrospective application for reporting a voluntary change in accounting principle, unless it is impracticable to do so. SFAS No. 154 provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and also addresses the reporting of a correction of error by restating previously issued financial statements. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company anticipates that the adoption of SFAS No. 153 will not have a material impact on the Company’s financial position or results of operations.

In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140, (“SFAS No. 155”). SFAS No. 155 amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, (“SFAS No. 133”) and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, (“SFAS No. 140”). SFAS No. 155 resolves issues addressed in SFAS No. 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” SFAS No. 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and amends SFAS No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company anticipates that the adoption of SFAS No. 155 will not have a material impact on the Company’s financial position or results of operations.

In November 2005, the FASB issued FASB Staff Position 115-1 and 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments (FSP 115-1/124-1). FSP 115-1/124-1 addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in this FSP amends FASB Statements No. 115, Accounting for Certain Investments in Debt and Equity Securities, and No. 124, Accounting for Certain Investments Held by Not-for-Profit Organizations, and APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock. FSP 115-1/124-1 is effective for reporting periods beginning after December 15, 2005. The Company anticipates that the adoption of FSP 115-1/124-1 will not have a material impact on the Company’s financial position or results of operations.

In December 2005, the FASB issued FSP 94-6-1, Terms of Loan Products That May Give Rise to a Concentration of Credit Risk. FSP defines in what circumstances the terms of loan products give rise to a concentration of credit risk and provides disclosure guidance and accounting considerations for entities that originate, hold, guarantee, service, or invest in loan products whose terms may give rise to a concentration of credit risk. Adoption of FSP 94-6-1 had no impact on the Company’s financial position or results of operations.

RECLASSIFICATIONS: Certain reclassifications have been made to the 2003 and 2004 consolidated financial statements in order to conform to the classifications adopted for reporting in 2005.

NOTE 2 – ACQUISITION ACTIVITY:

Acadiana Bancshares, Inc.

The Company completed the acquisition of 100% of the outstanding stock of Acadiana Bancshares, Inc. (“Acadiana”) at the close of business on February 28, 2003, in exchange for 1,227,276 shares valued at $38.6 million and $9.8 million in cash. The shares were valued by using the closing price of the Company’s stock for the three days immediately prior to, and after, February 14, 2003, the earliest date that the number of shares to be issued was known. This acquisition enhanced the Company’s position as a leading financial services provider in its primary market base area and in the state of Louisiana.

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

Alliance Bank of Baton Rouge

The Company completed the acquisition of 100% of the outstanding stock of Alliance Bank of Baton Rouge (“Alliance”) on February 29, 2004, in exchange for 359,106 shares of the Company’s common stock valued at $15,496,000. The shares were valued by using the average of the closing prices of the Company’s stock for the three trading days immediately prior to and after the date of the definitive agreement. This acquisition expanded the Company’s presence into Baton Rouge, Louisiana.

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

In the acquisition, shareholders of Alliance received total consideration of $16.18 per outstanding share of Alliance common stock in exchange for the Company’s common stock. The combination was accounted for as a purchase with the purchase price allocated as follows:

(dollars in thousands)	Amount
Cash and due from banks	$4,320
Investment securities	11,218
Loans, net	53,125
Premises and equipment, net	1,125
Goodwill	5,169
Core deposit and other intangibles	1,200
Other assets	1,970
Deposits	(61,772)
Other liabilities	(859)

Total purchase price	$15,496

The results of operations of the Company subsequent to the acquisition date are included in the Company’s consolidated statements of income.

American Horizons Bancorp, Inc.

The Company completed the acquisition of 100% of the outstanding stock of American Horizons Bancorp, Inc. of Monroe (“American Horizons”) on January 31, 2005 in exchange for 990,435 shares of the Company’s common stock valued at $47,744,000 and $653,000 in cash. The shares were valued by using the average of the closing prices of the Company’s stock for the ten trading days five days prior to the definitive agreement. The acquisition expanded the Company’s presence in North Louisiana.

The American Horizons transaction resulted in $28.5 million of goodwill and $5.0 million of core deposit intangibles. The goodwill acquired is not tax deductible. The amount allocated to the core deposit intangible was determined by an independent valuation and is being amortized over the estimated useful life of ten years using the straight line method.

In the acquisition, shareholders of American Horizons received total consideration of $22.35 per outstanding share of American Horizons common stock in exchange for a combination of the Company’s common stock and cash. The combination was accounted for as a purchase with the purchase price allocated as follows:

(dollars in thousands)	Amount
Cash and due from banks	$21,389
Investment securities	11,504
Loans, net	194,698
Premises and equipment, net	7,238
Goodwill	28,475
Core deposit and other intangibles	5,039
Other assets	8,988
Deposits	(192,653)
Borrowings	(34,207)
Other liabilities	(2,074)

Total purchase price	$48,397

The results of operations of the Company subsequent to the acquisition date are included in the Company’s consolidated statements of income. The following pro forma information for the years ended December 31, 2005 and 2004 reflects the Company’s estimated consolidated results of operations as if the acquisition of American Horizons occurred at January 1 of the respective period, unadjusted for potential cost savings.

(dollars in thousands, except per share data)	2005	2004
Interest and noninterest income	$163,054	$150,893
Net Income	22,161	30,139
Earnings per share – basic	$2.40	$3.22
Earnings per share – diluted	$2.24	$2.99

NOTE 3 – INVESTMENT SECURITIES:

The amortized cost and fair values of investment securities, with gross unrealized gains and losses, consist of the following:

(dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2005
Securities available for sale:
U.S. Government and federal agency obligations	$98,839	$12	$(1,408)	$97,443
Obligations of state and political subdivisions	39,191	827	(287)	39,731
Mortgage backed securities	415,219	49	(8,947)	406,321

Total securities available for sale	$553,249	$888	$(10,642)	$543,495

Securities held to maturity:
U.S. Government and federal agency obligations	$8,075	$—	$(180)	$7,895
Obligations of state and political subdivisions	13,285	271	(9)	13,547
Mortgage backed securities	7,727	202	(34)	7,895

Total securities held to maturity	$29,087	$473	$(223)	$29,337

December 31, 2004
Securities available for sale:
U.S. Government and federal agency obligations	$53,715	$11	$(490)	$53,236
Obligations of state and political subdivisions	46,815	1,577	(13)	48,379
Mortgage backed securities	425,342	2,338	(2,362)	425,318

Total securities available for sale	$525,872	$3,926	$(2,865)	$526,933

Securities held to maturity:
U.S. Government and federal agency obligations	$13,088	$76	$(27)	$13,137
Obligations of state and political subdivisions	14,053	546	—	14,599
Mortgage backed securities	12,881	457	(13)	13,325

Total securities held to maturity	$40,022	$1,079	$(40)	$41,061

Securities with carrying values of $409,668,000 and $360,767,000 were pledged to secure public deposits and other borrowings at December 31, 2005 and 2004, respectively.

The amortized cost and estimated fair value by maturity of investment securities at December 31, 2005 are shown in the following table. Securities are classified according to their contractual maturities without consideration of principal amortization, potential prepayments or call options. Accordingly, actual maturities may differ from contractual maturities.

		Securities Available for Sale		Securities Held to Maturity
(dollars in thousands)	Weighted Average Yield	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Within one year or less	4.01%	$17,881	$17,794	$—	$—
One through five years	4.04	119,890	117,837	9,523	9,314
After five through ten years	4.35	109,141	107,768	10,309	10,530
Over ten years	4.43	306,337	300,096	9,255	9,493

Totals	4.32%	$553,249	$543,495	$29,087	$29,337

Management evaluates securities for other-than-temporary impairment at least quarterly, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to 1) the length of time and the extent to which the fair value has been less than cost, 2) the financial condition and near-term prospects of the issuer, and 3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. In analyzing an issuer’s financial condition, management considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and industry analysts’ reports. As of December 31, 2005, management’s assessment concluded that no declines are deemed to be other than temporary.

Information pertaining to securities with gross unrealized losses at December 31, 2005, aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows:

	Less Than Twelve Months		Over Twelve Months		Total
(dollars in thousands)	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
December 31, 2005
Securities available for sale:
U.S. Government and federal agency obligations	$(226)	$35,656	$(1,182)	$40,504	$(1,408)	$76,160
Obligations of state and political subdivisions	(234)	17,446	(53)	2,525	(287)	19,971
Mortgage backed securities	(3,294)	226,571	(5,653)	164,497	(8,947)	391,068

Total securities available for sale	$(3,754)	$279,673	$(6,888)	$207,526	$(10,642)	$487,199

Securities held to maturity:
U.S. Government and federal agency obligations	$(92)	$4,998	$(88)	$2,898	$(180)	$7,896
Obligations of state and political subdivisions	(9)	1,001	—	—	(9)	1,001
Mortgage backed securities	—	—	(34)	1,839	(34)	1,839

Total securities held to maturity	$(101)	$5,999	$(122)	$4,737	$(223)	$10,736

December 31, 2004
Securities available for sale:
U.S. Government and federal agency obligations	$(490)	$52,226	$—	$—	$(490)	$52,226
Obligations of state and political subdivisions	(13)	3,922	—	—	(13)	3,922
Mortgage backed securities	(978)	155,906	(1,384)	56,425	(2,362)	212,331

Total securities available for sale	$(1,481)	$212,054	$(1,384)	$56,425	$(2,865)	$268,479

Securities held to maturity:
U.S. Government and federal agency obligations	$(27)	$2,952	$—	$—	$(27)	$2,952
Mortgage backed securities	(4)	2,705	(9)	822	(13)	3,527

Total securities held to maturity	$(31)	$5,657	$(9)	$822	$(40)	$6,479

At December 31, 2005, one hundred ninety-eight debt securities have unrealized losses of 2.1% of the Company’s amortized cost basis. The unrealized losses for each of the one hundred ninety-eight securities relate principally to market interest rate changes. Seventy-two of the one hundred ninety-eight securities have been in a continuous loss position for over twelve months. The seventy-two securities were primarily issued by either Federal National Mortgage Association (Fannie Mae), Federal Home Loan Mortgage Corporation (Freddie Mac) or Government National Mortgage Association (Ginnie Mae) and are rated AAA or Aaa by Standard and Poor’s or Moody’s, respectively. The seventy-two securities have an aggregate amortized cost basis and unrealized loss of $219,273,000 and $7,010,000, respectively. As management has the ability to hold debt securities until maturity, or for the foreseeable future if classified as available for sale, no declines are deemed to be other than temporary.

At December 31, 2004, ninety-three debt securities have unrealized losses of 1.0% from the Company’s amortized cost basis. The unrealized losses for each of the ninety-three securities relate principally to market interest rate changes. Twenty-six of the ninety-three securities have been in a continuous loss position for over twelve months. The twenty-six securities were issued by either Fannie Mae, Freddie Mac or Ginnie Mae and are rated AAA or Aaa by Standard and Poor’s or Moody’s, respectively. The twenty-six securities have an aggregate amortized cost basis and unrealized loss of $58,640,000 and $1,393,000, respectively. As management has the ability to hold debt securities until maturity, or for the foreseeable future if classified as available for sale, no declines are deemed to be other than temporary.

The following is a summary of realized gains and losses from the sale of securities classified as available for sale, the tax benefit (provision) of which is calculated at the federal income tax rate of 35%.

	Years Ended December 31,
(dollars in thousands)	2005	2004	2003
Realized gains	$386	$748	$648
Realized losses	(425)	(50)	(381)

Net realized gains (losses)	$(39)	$698	$267

At December 31, 2005, the Company’s exposure to three investment security issuers exceeded 10% of shareholders’ equity:

(dollars in thousands)	Amortized Cost	Market Value
Federal National Mortgage Association (Fannie Mae)	$249,937	$244,613
Federal Home Loan Mortgage Corporation (Freddie Mac)	170,311	166,468
Federal Home Loan Bank (FHLB)	57,396	56,681

Balance, end of year	$477,644	$467,762

NOTE 4 – LOANS RECEIVABLE:

Loans receivable at December 31, 2005 and 2004 consists of the following:

(dollars in thousands)	2005	2004
Residential mortgage loans:
Residential 1-4 family	$430,111	$387,079
Construction	30,611	33,031

Total residential mortgage loans	460,722	420,110

Commercial loans:
Real estate	545,868	419,427
Business	376,966	307,614

Total commercial loans	922,834	727,041

Consumer loans:
Indirect automobile	229,646	222,480
Home equity	230,363	213,533
Other	74,951	67,462

Total consumer loans	534,960	503,475

Total loans receivable	$1,918,516	$1,650,626

Loans receivable includes approximately $567,881,000 and $585,804,000 of adjustable rate loans and $1,350,635,000 and $1,064,822,000 of fixed rate loans at December 31, 2005 and 2004, respectively. The amount of loans for which the accrual of interest has been discontinued totaled approximately $4,773,000 and $4,455,000 at December 31, 2005 and 2004, respectively. The amount of interest income that would have been recorded in 2005, 2004 and 2003 if these loans had been current in accordance with their original terms was approximately $289,000, $322,000 and $276,000, respectively. Accruing loans past due 90 days or more total $1,003,000 and $1,209,000 as of December 31, 2005 and 2004, respectively.

A summary of changes in the allowance for loan losses for the years ended December 31, 2005, 2004 and 2003 is as follows:

(dollars in thousands)	2005	2004	2003
Balance, beginning of year	$20,116	$18,230	$13,101
Addition due to purchase transaction	4,893	587	2,439
Adjustment for loans transferred to held for sale	(350)	—	—
Provision charged to operations	17,069	4,041	6,300
Loans charged-off	(5,541)	(4,112)	(4,782)
Recoveries	1,895	1,370	1,172

Balance, end of year	$38,082	$20,116	$18,230

The following is a summary of information pertaining to impaired loans as of December 31:

(dollars in thousands)	2005	2004
Impaired loans without a valuation allowance	$—	$16
Impaired loans with a valuation allowance	9,180	9,163

Total impaired loans	$9,180	$9,179

Valuation allowance related to impaired loans	$2,001	$1,788

(dollars in thousands)	2005	2004	2003
Average investment in impaired loans	$10,713	$4,128	$3,534
Interest income recognized on impaired loans	74	149	211
Interest income recognized on a cash basis on impaired loans	41	175	170

As of December 31, 2005, the Company was not committed to lend additional funds to any customer whose loan was classified as impaired.

The Company acquires loans individually and in groups or portfolios. For certain acquired loans that have experienced deterioration of credit quality between origination and the Company’s acquisition of the loans, the amount paid for a loan reflects the Company’s determination that it is probable the Company will be unable to collect all amounts due according to the loan’s contractual terms. At acquisition, the Company reviews each loan to determine whether there is evidence of deterioration of credit quality since origination and if it is probable that the Company will be unable to collect all amounts due according to loan’s contractual terms. If both conditions exist, the Company determines whether each such loan is to be accounted for individually or whether such loans will be assembled into pools of loans based on common risk characteristics. The Company considers expected prepayments and estimates the amount and timing of undiscounted expected principal, interest and other cash flows for each loan and subsequently aggregated pool of loans. The Company determines the excess of the loan’s or pool’s scheduled contractual principal and contractual interest payments over all cash flows expected at acquisition as an amount that should not be accreted (nonaccretable difference). The remaining amount, representing the excess of the loan’s or pool’s cash flows expected to be collected over the amount paid, is accreted into interest income over the remaining life of the loan or pool (accretable yield).

Over the life of the loan or pool, the Company continues to estimate cash flows expected to be collected. The Company evaluates at the balance sheet date whether the present value of its loans determined using the effective interest rates has decreased and if so, recognizes a loss. For any remaining increases in cash flows expected to be collected, the Company adjusts the amount of accretable yield recognized on a prospective basis over the loan’s or pool’s remaining life.

During 2005, the Company acquired certain impaired loans through the American Horizons acquisition which are subject to SOP 03-3. The Company’s valuation allowances for all acquired loans subject to SOP 03-3 would reflect only those losses incurred after acquisition. As of December 31, 2005, there was no valuation allowance associated with loans subject to SOP 03-3. The carrying value of these loans is included in the balance sheet amounts of loans receivable as December 31. The carrying value of these loans was $1,222,000 at December 31, 2005.

(dollars in thousands)	2005
Contractually required principal and interest at acquisition	$8,489
Nonaccretable difference (expected losses and foregone interest)	1,673

Cash flows expected to be collected at acquisition	6,816
Accretable yield	2,326

Basis in acquired loans at acquisition	$4,490

(dollars in thousands)	Accretable Yield
Balance, December 31, 2004	$—
Additions	2,326
Accretion	(68)
Transfers from nonaccretable difference to accretable yield	353
Disposals	(1,082)

Balance, December 31, 2005	$1,529

NOTE 5 – LOAN SERVICING:

Loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of loans serviced for others were $36,007,000 and $19,153,000 at December 31, 2005 and 2004, respectively. Custodial escrow balances maintained in connection with the foregoing portfolio of loans serviced for others, and included in demand deposits, were approximately $60,000 and $47,000 at December 31, 2005 and 2004, respectively.

The balance of mortgage servicing rights was $96,000 and $176,000 at December 31, 2005 and 2004, respectively.

NOTE 6 – PREMISES AND EQUIPMENT:

Premises and equipment at December 31, 2005 and 2004 consists of the following:

(dollars in thousands)	2005	2004
Land	$14,932	$6,387
Buildings	35,292	29,219
Furniture, fixtures and equipment	27,298	23,970

Total premises and equipment	77,522	59,576
Less accumulated depreciation	22,512	20,019

Total premises and equipment, net	$55,010	$39,557

Depreciation expense was $3,833,000, $2,971,000 and $2,544,000 for the years ended December 31, 2005, 2004 and 2003, respectively.

The Company actively engages in leasing office space it has available. Leases have different terms ranging from monthly rental to five-year leases. At December 31, 2005, monthly lease income was $99,000 per month. Total lease income for 2005, 2004 and 2003 was $1,148,000 $1,023,000 and $884,000, respectively. Income from leases is reported as a reduction in occupancy and equipment expense. The total allocated cost of the portion of the buildings held for lease at December 31, 2005 and 2004 was $7,416,000 and $6,839,000, respectively, with related accumulated depreciation of $1,647,000 and $1,429,000, respectively.

The Company leases certain branch offices, land and ATM facilities through non-cancelable operating leases with terms that range from one to fifteen years, with renewal options thereafter. Certain of the leases have escalation clauses and renewal options ranging from three to ten years. Total rent expense for the years ended December 31, 2005, 2004 and 2003 amounted to $1,017,000, $963,000 and $914,000, respectively.

Minimum future annual rent commitments under these agreements for the indicated periods follow:

(dollars in thousands)	Amount
Year Ending December 31,
2006	$967
2007	717
2008	492
2009	439
2010	342
2011 and thereafter	1,473

Total	$4,430

NOTE 7 – GOODWILL AND OTHER INTANGIBLE ASSETS:

Effective January 1, 2002, the Company adopted the requirements of SFAS No. 142, Goodwill and Other Intangible Assets. Under SFAS No. 142, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to annual impairment tests in accordance with the provisions of SFAS No. 142. Other intangible assets continue to be amortized over their useful lives.

The Company performed the required annual impairment tests of goodwill as of October 1, 2005 and 2004. The results of these tests did not indicate impairment of the Company’s recorded goodwill. Changes to the carrying amount of goodwill not subject to amortization for the years ended December 31, 2005 and 2004 follows:

(dollars in thousands)	Amount
Balance, December 31, 2003	$59,523
Goodwill acquired during year	5,209
Impairment losses	—

Balance, December 31, 2004	$64,732
Goodwill acquired during year	28,475
Other goodwill adjustments	(40)
Impairment losses	—

Balance, December 31, 2005	$93,167

The Company’s purchase accounting intangible assets from prior acquisitions which are subject to amortization include core deposit intangibles and mortgage servicing rights with the following carrying values:

	December 31, 2005			December 31, 2004
(dollars in thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Core deposit intangibles	$10,282	$2,873	$7,409	$5,244	$1,667	$3,577
Mortgage servicing rights	313	269	44	313	210	103

Total	$10,595	$3,142	$7,453	$5,557	$1,877	$3,680

The related amortization expense of purchase accounting intangible assets from prior acquisitions follows:

(dollars in thousands)	Amount
Aggregate amortization expense:
For the year ended December 31, 2003	$912
For the year ended December 31, 2004	964
For the year ended December 31, 2005	1,265

Estimated amortization expense:
For the year ended December 31, 2006	$1,154
For the year ended December 31, 2007	1,048
For the year ended December 31, 2008	1,035
For the year ended December 31, 2009	1,035
For the year ended December 31, 2010 For the years ended December 31, 2011 and thereafter	1,035 2,147

NOTE 8 – DEPOSITS:

Certificates of deposit with a balance of $100,000 and over were $311,470,000 and $235,724,000 at December 31, 2005 and 2004, respectively. A schedule of maturities of all certificates of deposit as of December 31, 2005 is as follows:

(dollars in thousands)	Amount
Year Ending December 31,
2006	$459,533
2007	198,186
2008	70,733
2009	13,639
2010	16,108
2011 and thereafter	4,582

Total	$762,781

NOTE 9 – SHORT-TERM BORROWINGS:

Short-term borrowings at December 31, 2005 and 2004 are summarized as follows:

(dollars in thousands)	2005	2004
Securities sold under agreements to repurchase	$68,104	$44,453
Federal Home Loan Bank advances	745	192,000

Total short-term borrowings	$68,849	$236,453

Securities sold under agreements to repurchase, which are classified as secured borrowings, generally mature daily. Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction. The Company may be required to provide additional collateral based on the fair value of the underlying securities.

The short-term borrowings at December 31, 2005 consist of one FHLB advance with a maturity term of one year, at a fixed interest rate of 4.22%. The short-term borrowings at December 31, 2004 consist of FHLB advances with maturity terms of seven days, at fixed interest rates ranging from 1.98% to 2.38%.

(dollars in thousands)	2005	2004	2003
Outstanding at December 31	$68,849	$236,453	$162,590
Maximum month-end outstandings	199,574	246,354	162,590
Average daily outstandings	143,100	188,589	115,014
Average rate during the year	2.37%	1.40%	1.24%
Average rate at year end	1.83%	2.01%	1.13%

NOTE 10 – LONG-TERM DEBT:

Long-term debt at December 31, 2005 and 2004 is summarized as follows:

(dollars in thousands)	2005	2004
Federal Home Loan Bank notes at:
4.109 to 4.344% variable, 3 month LIBOR index	$55,000	$35,000
2.468 to 7.283% fixed	157,931	140,159
Junior subordinated debt:
Statutory Trust I, 3 month LIBOR plus 3.25%	10,310	10,310
Statutory Trust II, 3 month LIBOR plus 3.15%	10,310	10,310
Statutory Trust III, 3 month LIBOR plus 2.00%	10,310	10,310
American Horizons Statutory Trust I, 3 month LIBOR plus 3.15%	6,351	—

Total long-term debt	$250,212	$206,089

FHLB advance repayments are amortized over periods ranging from eighteen months to twenty years, and have a balloon feature at maturity. Advances are collateralized by a blanket pledge of mortgage loans and a secondary pledge of FHLB stock and FHLB demand deposits. Total additional advances available from the FHLB at December 31, 2005 were $344,644,000 under the blanket floating lien and $ 96,046,000 with a pledge of investment securities. The weighted average rate at December 31, 2005 was 4.59%.

The Company and the Bank also have various funding arrangements with commercial banks providing up to $75,000,000 in the form of federal funds and other lines of credit. At December 31, 2005, there was no balance outstanding on these lines and all of the funding was available to the Company.

Junior Subordinated Debt consists of a total of $37,281,000 in Junior Subordinated Deferrable Interest Debentures of the Company issued to statutory trusts that were funded by the issuance of floating rate capital securities of the trusts. Issues of $10,310,000 each were completed in November 2002, June 2003 and September 2004. The remaining issue of $6,351,000, which was completed in March 2003, was assumed in the American Horizons acquisition. The debentures qualify as Tier 1 Capital for regulatory purposes. The term of the securities is 30 years, and they are callable at par by the Company anytime after 5 years. Interest is payable quarterly and may be deferred at any time at the election of the Company for up to 20 consecutive quarterly periods. During such period the Company is subject to certain restrictions, including being prohibited from declaring dividends to its common shareholders.

Advances and long-term debt at December 31, 2005 have maturities in future years as follows:

(dollars in thousands)	Amount
Year Ending December 31,
2006	$24,082
2007	35,969
2008	34,642
2009	78,054
2010	37,167
2011 and thereafter	40,298

Total	$250,212

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

At December 31, 2005 and 2004, the information pertaining to outstanding interest rate swap agreements is as follows:

(dollars in thousands)	2005	2004
Notional amount	$78,450	$61,000
Weighted average pay rate	2.8%	3.5%
Weighted average receive rate	2.3%	1.3%
Weighted average maturity in years	4.6	4.2
Unrealized gain (loss) relating to interest rate swaps	$1,093	$(461)

No interest rate swap agreements were terminated prior to maturity in 2005 or 2004. Changes in the fair value of interest rate swaps designated as hedging instruments of the variability of cash flows associated with long-term debt are reported in other comprehensive income. These amounts subsequently are reclassified into interest income and interest expense as a yield adjustment in the same period in which the related interest on the long-term debt affects earnings. As a result of these interest rate swaps, interest income was increased by $82,000 and $0 and interest expense was increased by $470,000 and $1,221,000 for the years ended December 31, 2005 and 2004, respectively.

Risk management results for the years ended December 31, 2005 and 2004 related to the balance sheet hedging of long-term debt indicate that the hedges were 100% effective and that there was no component of the derivative instruments’ gain or loss which was excluded from the assessment of hedge effectiveness.

NOTE 12 – INCOME TAXES:

The provision for income tax expense consists of the following:

	Years Ended December 31,
(dollars in thousands)	2005	2004	2003
Current federal expense	$8,784	$8,400	$8,554
Deferred federal expense	(3,236)	1,816	216
Tax credits	(568)	(484)	(91)
Tax benefits attributable to equity-based compensation plans allocated to paid in capital	2,452	1,836	1,537

Total income tax expense	$7,432	$11,568	$10,216

There was a balance due of federal income taxes of $2,366,000 and $441,000 at December 31, 2005 and 2004, respectively.

The provision for federal income taxes differs from the amount computed by applying the federal income tax statutory rate of 35 percent on income from operations as indicated in the following analysis:

	Years Ended December 31,
(dollars in thousands)	2005	2004	2003
Federal tax based on statutory rate	$10,301	$13,617	$11,819
Increase (decrease) resulting from:
Effect of tax-exempt income	(2,831)	(2,445)	(2,227)
Interest and other nondeductible expenses	372	263	240
Nondeductible ESOP expense	149	625	518
Tax credit	(568)	(484)	(91)
Other	9	(8)	(43)

Income tax expense	$7,432	$11,568	$10,216

Effective rate	25.3%	29.7%	30.3%

The net deferred tax asset (liability) at December 31, 2005 and 2004 is as follows:

(dollars in thousands)	2005	2004
Deferred tax asset:
Allowance for loan losses	$12,803	$6,565
Discount on purchased loans	521	—
Deferred compensation	426	289
Time deposits	391	635
Borrowings	1,468	1,833
Unrealized loss on cash flow hedges	—	161
Unrealized loss on investments classified as available for sale	3,414	—
Other	647	612

Subtotal	19,670	10,095

Deferred tax liability:
FHLB stock	(1,067)	(1,686)
Premises and equipment	(3,636)	(3,526)
Acquisition intangibles	(5,502)	(3,434)
Deferred loan costs	(1,074)	—
Unrealized gain on cash flow hedges	(487)	—
Unrealized gain on investments classified as available for sale	—	(371)
Other	(777)	(682)

Subtotal	(12,543)	(9,699)

Deferred tax asset, net	$7,127	$396

Retained earnings at December 31, 2005 and 2004 included approximately $21,864,000 accumulated prior to January 1, 1987 for which no provision for federal income taxes has been made. If this portion of retained earnings is used in the future for any purpose other than to absorb bad debts, it will be added to future taxable income.

NOTE 13 – EARNINGS PER SHARE:

Weighted average shares of common stock outstanding for basic EPS excludes the weighted average shares not released by the Employee Stock Ownership Plan (“ESOP”) of 1,593, 39,761 and 96,511 shares at December 31, 2005, 2004 and 2003, respectively and the weighted average unvested shares in the Recognition and Retention Plan (“RRP”) of 265,873, 201,128 and 169,591 shares at December 31, 2005, 2004 and 2003, respectively. Shares not included in the calculation of diluted EPS because they are anti-dilutive were stock options of 22,000, 66,750 and 36,250 and RRP grants of 27,171, 16,875 and 8,750 at December 31, 2005, 2004 and 2003, respectively. The following sets forth the computation of basic net income per common share and diluted net income per common share.

	Years Ended December 31,
	2005	2004	2003
Numerator:
Income applicable to common shares	$22,000,000	$27,339,000	$23,552,000

Denominator:
Weighted average common shares outstanding	9,154,994	8,377,008	7,929,334
Effect of dilutive securities:
Stock options outstanding	591,301	656,281	631,046
Warrants	11,099	8,838	—
RRP grants	55,108	50,764	46,555

Weighted average common shares outstanding - assuming dilution	9,812,502	9,092,891	8,606,935

Earnings per common share	$2.40	$3.26	$2.97
Earnings per common share – assuming dilution	$2.24	$3.01	$2.74

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

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to average assets. Management believes, as of December 31, 2005 and 2004, that the Company and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2005, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leveraged ratios as set forth in the following table. There are no conditions or events since the notification that management believes have changed the Bank’s category. The Company’s and the Bank’s actual capital amounts and ratios as of December 31, 2005 and 2004 are also presented in the table.

	Actual		Minimum		Well Capitalized
(dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount		Ratio
December 31, 2005
Tier 1 leverage capital:
IBERIABANK Corporation	$204,778	7.65%	$107,073	4.00%	$	N/A	N/A	%
IBERIABANK	187,674	7.03	106,844	4.00		133,554	5.00
Tier 1 risk-based capital:
IBERIABANK Corporation	204,778	10.70	76,562	4.00		N/A	N/A
IBERIABANK	187,674	9.81	76,519	4.00		114,779	6.00
Total risk-based capital:
IBERIABANK Corporation	228,878	11.96	153,124	8.00		N/A	N/A
IBERIABANK	211,761	11.07	153,039	8.00		191,298	10.00
December 31, 2004
Tier 1 leverage capital:
IBERIABANK Corporation	$181,445	7.63%	$95,085	4.00%	$	N/A	N/A	%
IBERIABANK	162,127	6.86	94,553	4.00		118,191	5.00
Tier 1 risk-based capital:
IBERIABANK Corporation	181,445	11.13	65,228	4.00		N/A	N/A
IBERIABANK	162,127	9.96	65,091	4.00		97,636	6.00
Total risk-based capital:
IBERIABANK Corporation	201,561	12.36	130,456	8.00		N/A	N/A
IBERIABANK	182,243	11.20	130,181	8.00		162,726	10.00

NOTE 15 – BENEFIT PLANS:

EMPLOYEE STOCK OWNERSHIP PLAN

In 1995, the Company established an Employee Stock Ownership Plan (“ESOP”) for the benefit of all eligible employees of the Bank. The leveraged ESOP is accounted for in accordance with SOP 93-6, Employers’ Accounting for Employee Stock Ownership Plans. Full-time employees of the Bank who have been credited with at least 1,000 hours of service during a 12-month period and who have attained age 21 were eligible to participate in the ESOP.

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

During 2005, the ESOP was fully funded and the plan was merged into the Company’s 401(k) plan.

Compensation cost related to the ESOP for the years ended December 31, 2005, 2004 and 2003 was $530,000, $2,221,000 and $1,953,000, respectively. The fair value of the unearned ESOP shares, using the closing quoted market price per share at year end was approximately $686,000 at December 31, 2004. There were no unearned

ESOP shares outstanding as of December 31, 2005. A summary of the ESOP share allocation as of December 31 of the year indicated is as follows:

	2005	2004	2003
Shares allocated beginning of year	484,974	477,301	464,406
Shares allocated during the year	12,923	54,528	59,074
Shares distributed during the year	(497,897)	(46,855)	(46,179)

Allocated shares held by ESOP at year end	—	484,974	477,301
Unreleased shares	—	12,923	67,450

Total ESOP shares	—	497,897	544,751

STOCK OPTION PLANS

The Company issues stock options under various plans to directors, officers and other key employees. The option exercise price cannot be less than the fair value of the underlying common stock as of the date of the option grant and the maximum option term cannot exceed ten years. The stock options granted were issued with vesting periods ranging from one-and-a half to seven years. On December 30, 2005, the Board of Directors approved the immediate vesting of all outstanding unvested stock options awarded to employees, officers and directors. As a result of the accelerated vesting, the Company recorded $470,000 of compensation expense in 2005. There was no compensation expense recorded in 2004 or 2003 related to stock option plans. At December 31, 2005 future awards of 716,700 shares could be made under the stock option plans.

The stock option plans also permit the granting of Stock Appreciation Rights (“SARs”). SARs entitle the holder to receive, in the form of cash or stock, the increase in the fair value of Company stock from the date of grant to the date of exercise. No SARs have been issued under the plans.

The following table summarizes the activity related to stock options:

	Options Outstanding	Weighted Average Exercise Price
At January 1, 2003	1,404,343	$16.25
Granted	268,438	32.36
Canceled	(27,623)	24.98
Exercised	(181,203)	14.17

At December 31, 2003	1,463,955	19.30
Granted	316,563	45.75
Canceled	(9,250)	31.43
Exercised	(167,593)	15.06

At December 31, 2004	1,603,675	24.90
Granted	204,611	48.39
Canceled	(15,050)	40.59
Exercised	(242,275)	13.96

At December 31, 2005	1,550,961	$29.55

Exercisable at December 31, 2003	711,099	$14.73
Exercisable at December 31, 2004	741,073	$16.67
Exercisable at December 31, 2005	1,550,961	$29.55

The following table presents the weighted average remaining life as of December 31, 2005 for options outstanding within the stated exercise prices:

	Outstanding			Exercisable
Exercise Price Range Per Share	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life	Number of Options	Weighted Average Exercise Price
$10.70 to $12.05	169,167	$11.00	4.1 years	169,167	$11.00
$12.70	107,530	$12.70	0.4 years	107,530	$12.70
$13.80 to $15.80	32,036	$14.69	3.3 years	32,036	$14.69
$16.40 to $19.50	130,286	$17.83	3.7 years	130,286	$17.83
$20.00 to $29.90	358,250	$22.36	5.7 years	358,250	$22.36
$30.81 to $39.85	225,959	$31.80	7.2 years	225,959	$31.80
$41.14 to $49.79	505,733	$46.36	8.7 years	505,733	$46.36
$51.11 to $54.91	22,000	$52.96	9.8 years	22,000	$52.96

The fair value of each option is estimated on the date of grant using an option-pricing model with the following weighted average assumptions used for 2005, 2004 and 2003 grants: dividend yields of 2.00, 1.80 and 1.94 percent; expected volatility of 24.07, 19.08 and 23.42 percent; risk-free interest rate of 4.33, 4.03 and 3.70 percent; and expected lives of 7.0 years. The weighted average fair value per share at the date of grant for shares granted during 2005, 2004 and 2003 was $14.28, $11.58 and $6.63, respectively.

RESTRICTED STOCK PLANS

The Company established a recognition and retention plan (“RRP”) for certain officers and directors during the year ended December 31, 1996. A supplemental stock benefit plan adopted in 1999 and the 2001 and 2005 Incentive Plans also allow grants of restricted stock. The cost of the shares of restricted stock awarded under these plans is recorded as unearned compensation, a contra equity account. The fair value of the shares on the date of award is recognized as compensation expense over the vesting period, which is generally seven years. The holders of the restricted stock receive dividends and have the right to vote the shares. For the years ended December 31, 2005, 2004 and 2003, the amount included in compensation expense was $1,824,000, $1,113,000 and $757,000, respectively. At December 31, 2005, 1,236 shares were available in the RRP plan for future awards. The weighted average grant date fair value of the restricted stock granted during the years ended December 31, 2005, 2004 and 2003 was $48.85, $46.12 and $34.58, respectively. A summary of the changes in awarded shares follows:

	2005	2004	2003
Balance, beginning of year	214,013	163,620	120,866
Granted	120,207	86,564	85,688
Forfeited	(2,875)	(3,483)	(2,500)
Earned and issued	(43,572)	(32,688)	(40,434)

Balance, end of year	287,773	214,013	163,620

401 (K) PROFIT SHARING PLAN

The Company has a 401(k) Profit Sharing Plan covering substantially all of its employees. Annual employer contributions to the plan are set by the Board of Directors. No contributions were made by the Company for the years ended December 31, 2005, 2004 and 2003. The Plan provides, among other things, that participants in the Plan be able to direct the investment of their account balances within the Profit Sharing Plan into alternative investment funds. Participant deferrals under the salary reduction election may be matched by the employer based on a percentage to be determined annually by the employer.

NOTE 16 – RELATED PARTY TRANSACTIONS:

In the ordinary course of business, the Bank has granted loans to executive officers and directors and their affiliates amounting to $628,000 and $569,000 at December 31, 2005 and 2004, respectively. During the year ended December 31, 2005, total principal additions were $494,000 and total principal payments were $435,000. Unfunded commitments to executive officers and directors and their affiliates totaled $251,000 at December 31, 2005.

NOTE 17 – OFF-BALANCE SHEET ACTIVITIES:

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The same credit policies are used in these commitments as for on-balance sheet instruments. The Company’s exposure to credit loss in the event of nonperformance by the other parties is represented by the contractual amount of the financial instruments. At December 31, 2005, the fair value of guarantees under commercial and standby letters of credit was $135,000. This amount represents the unamortized fee associated with these guarantees and is included in the consolidated balance sheet of the Company. This fair value will decrease over time as the existing commercial and standby letters of credit approach their expiration dates.

At December 31, 2005 and 2004, the Company had the following financial instruments outstanding, whose contract amounts represent credit risk:

	Contract Amount
(dollars in thousands)	2005	2004
Commitments to grant loans	$48,482	$23,927
Unfunded commitments under lines of credit	397,568	280,320
Commercial and standby letters of credit	13,241	6,953

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

NOTE 18 – FAIR VALUE OF FINANCIAL INSTRUMENTS:

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS No. 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Cash Equivalents: The carrying amounts of cash and short-term instruments approximate their fair value.

Investment Securities: Fair value equals quoted market prices and dealer quotes.

Loans: The fair value of mortgage loans receivable was estimated based on present values using entry-value rates at December 31, 2005 and 2004, weighted for varying maturity dates. Other loans receivable were valued based on present values using entry-value interest rates at December 31, 2005 and 2004 applicable to each category of loans. Fair values of mortgage loans held for sale are based on commitments on hand from investors or prevailing market prices.

Deposits: The fair value of NOW accounts, money market deposits and savings accounts was the amount payable on demand at the reporting date. Certificates of deposit were valued using a weighted average rate calculated based upon rates at December 31, 2005 and 2004 for deposits of similar remaining maturities.

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

Off-Balance Sheet Items: The Company has outstanding commitments to extend credit and standby letters of credit. These off-balance sheet financial instruments are generally exercisable at the market rate prevailing at the date the underlying transaction will be completed. At December 31, 2005 and 2004, the fair value of guarantees under commercial and standby letters of credit was immaterial.

The estimated fair values and carrying amounts of the Company’s financial instruments are as follows:

	December 31, 2005		December 31, 2004
(dollars in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets
Cash and cash equivalents	$126,800	$126,800	$53,265	$53,265
Investment securities	572,582	572,832	566,955	567,994
Loans and loans held for sale, net	1,890,949	1,880,481	1,638,619	1,652,821
Derivative instruments	1,463	1,463	419	419
Financial Liabilities
Deposits	$2,242,956	$2,237,494	$1,773,489	$1,772,975
Short-term borrowings	68,849	68,849	236,453	236,453
Long-term debt	250,212	254,583	206,089	207,707
Derivative instruments	369	369	880	880

The fair value estimates presented herein are based upon pertinent information available to management as of December 31, 2005 and 2004. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

NOTE 19 – COMPREHENSIVE INCOME:

The following is a summary of the components of other comprehensive income:

	Years Ended December 31,
(dollars in thousands)	2005	2004	2003
Unrealized gain (loss) on securities available for sale, net	$(10,854)	$369	$(1,261)
Reclassification adjustment for net (gains) losses realized in net income	39	(698)	(267)

Net unrealized gain (loss)	(10,815)	(329)	(1,528)
Tax effect	3,785	115	535

Net-of-tax amount	(7,030)	(214)	(993)

Unrealized gain (loss) on cash flow hedges	1,555	648	715
Tax effect	(544)	(227)	(251)

Net-of-tax amount	1,011	421	464

Other comprehensive income (loss), net of income taxes	$(6,019)	$207	$(529)

NOTE 20 – RESTRICTIONS ON DIVIDENDS, LOANS AND ADVANCES:

The Bank is restricted under applicable laws in the payment of dividends to an amount equal to current year earnings plus undistributed earnings for the immediately preceding year, unless prior permission is received from the Commissioner of Financial Institutions for the State of Louisiana. Dividends payable by the Bank in 2006 without permission will be limited to 2006 earnings plus an additional $3,380,000.

Accordingly, at January 1, 2006, $278,587,000 of the Company’s equity in the net assets of the Bank was restricted. Funds available for loans or advances by the Bank to the Company amounted to $22,576,000. In addition, dividends paid by the Bank to the Company would be prohibited if the effect thereof would cause the Bank’s capital to be reduced below applicable minimum capital requirements.

NOTE 21 – CONDENSED PARENT COMPANY ONLY FINANCIAL STATEMENTS:

Condensed financial statements of IBERIABANK Corporation (parent company only) are shown below. The parent company has no significant operating activities.

Condensed Balance Sheets

December 31, 2005 and 2004

(dollars in thousands)	2005	2004
Assets
Cash in bank	$2,799	$11,023
Investment in subsidiary	281,967	230,610
Other assets	17,172	11,919

Total assets	$301,938	$253,552

Liabilities and Shareholders’ Equity
Liabilities	$38,369	$33,390
Shareholders’ equity	263,569	220,162

Total liabilities and shareholders’ equity	$301,938	$253,552

Condensed Statements of Income

Years Ended December 31, 2005, 2004 and 2003

(dollars in thousands)	2005	2004	2003
Operating income
Dividends from subsidiary	$22,000	$21,500	$12,000
Other income	374	249	64

Total operating income	22,374	21,749	12,064

Operating expenses
Interest expense	2,330	1,498	1,046
Other expenses	3,174	1,942	1,634

Total operating expenses	5,504	3,440	2,680

Income before income tax expense and increase in equity in undistributed earnings of subsidiary	16,870	18,309	9,384
Income tax benefit	1,750	1,117	915

Income before increase in equity in undistributed earnings of subsidiary	18,620	19,426	10,299
Increase in equity in undistributed earnings of subsidiary	3,380	7,913	13,253

Net Income	$22,000	$27,339	$23,552

Condensed Statements of Cash Flows

Years Ended December 31, 2005, 2004 and 2003

(dollars in thousands)	2005	2004	2003
Cash Flows from Operating Activities
Net income	$22,000	$27,339	$23,552
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	(16)	48	47
Increase in equity in net income of subsidiary	(3,380)	(7,913)	(13,253)
Noncash compensation expense	2,294	1,115	759
Gain on sale of assets	(13)	—	—
Increase in dividend receivable from subsidiary	(5,000)	(2,000)	(8,000)
Other, net	81	2,365	1,644

Net Cash Provided by Operating Activities	15,966	20,954	4,749

Cash Flows from Investing Activities
Cash paid in excess of cash received in acquisition	—	—	(9,538)
Cash received in excess of cash paid in acquisition	410	—	—
Proceeds from sale of premises and equipment	203	—	—
Capital contributed to subsidiary	(15)	(66)	(97)
Payments received from ESOP	151	277	394

Net Cash Provided by (Used in) Investing Activities	749	211	(9,241)

Cash Flows from Financing Activities
Dividends paid to shareholders	(8,836)	(6,606)	(5,185)
Proceeds from long-term debt	—	10,000	10,000
Repayments of long-term debt	—	—	(2,500)
Net change in short-term borrowings	—	—	—
Costs of issuance of common stock in acquisition	(6)	—	(191)
Payments to repurchase common stock	(17,504)	(18,862)	(6,177)
Proceeds from sale of treasury stock for stock options exercised	1,407	2,549	1,770

Net Cash Used in Financing Activities	(24,939)	(12,919)	(2,283)

Net (Decrease) Increase in Cash and Cash Equivalents	(8,224)	8,246	(6,775)
Cash and Cash Equivalents at Beginning of Period	11,023	2,777	9,552

Cash and Cash Equivalents at End of Period	$2,799	$11,023	$2,777

NOTE 22 – QUARTERLY RESULTS OF OPERATIONS:

(dollars in thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year Ended December 31, 2005
Total interest income	$31,454	$33,549	$34,541	$35,786
Total interest expense	10,905	12,274	13,499	13,853

Net interest income	20,549	21,275	21,042	21,933
Provision for loan losses	650	630	15,164	625

Net interest income after provision for loan losses	19,899	20,645	5,878	21,308
Noninterest income	6,081	6,745	6,640	6,674
Noninterest expense	15,676	16,047	15,773	16,943

Income (loss) before income taxes	10,304	11,343	(3,255)	11,039
Income tax expense (benefit)	3,004	3,215	(1,914)	3,126

Net Income (Loss)	$7,300	$8,128	$(1,341)	$7,913

Earnings (loss) per share – basic	$0.81	$0.88	$(0.15)	$0.86
Earnings (loss) per share – diluted	$0.75	$0.82	$(0.15)	$0.80

Year Ended December 31, 2004
Total interest income	$25,402	$26,192	$28,047	$28,969
Total interest expense	7,436	8,073	8,816	9,657

Net interest income	17,966	18,119	19,231	19,312
Provision for loan losses	1,055	704	857	1,425

Net interest income after provision for loan losses	16,911	17,415	18,374	17,887
Noninterest income	5,556	5,825	5,857	5,979
Noninterest expense	13,215	14,013	14,229	13,440

Income before income taxes	9,252	9,227	10,002	10,426
Income tax expense	2,761	2,740	2,966	3,101

Net Income	$6,491	$6,487	$7,036	$7,325

Earnings per share – basic	$0.78	$0.76	$0.84	$0.88
Earnings per share – diluted	$0.72	$0.71	$0.78	$0.80

Corporate Information

Corporate Headquarters

IBERIABANK Corporation

200 West Congress Street

Lafayette, LA 70501

337.521.4012

Corporate Mailing Address

P.O. Box 52747

Lafayette, LA 70505-2747

Internet Address

www.iberiabank.com

Annual Meeting

IBERIABANK Corporation Annual Meeting of Shareholders will be held on Wednesday, May 3, 2006 at 4:00 p.m. at the Windsor Court (4th Floor Gallery) located at 300 Gravier Street, New Orleans, Louisiana.

Shareholder Assistance

Shareholders requesting a change of address, records or information about lost certificates should contact:

Investor Relations

Registrar and Transfer Company

10 Commerce Drive

Cranford, NJ 07016

800.368.5948

www.invrelations@RTCO.com

For Information

Copies of the Company’s financial reports, including forms 10-K and 10-Q, are available without cost by sending a written request to Investor Relations at the corporate mailing address noted above. This and other information regarding IBERIABANK Corporation and IBERIABANK may be accessed from our web site. In addition, shareholders may contact:

Daryl G. Byrd, President and CEO

337.521.4003

John R. Davis Senior Executive Vice President

337.521.4005

Stock Information

	MARKET PRICE			DIVIDENDS DECLARED
2005	HIGH	LOW	CLOSING
First Quarter	$51.04	$43.97	$44.33	$0.22
Second Quarter	$49.07	$43.59	$48.79	$0.24
Third Quarter	$55.56	$47.70	$52.86	$0.26
Fourth Quarter	$56.20	$49.42	$51.01	$0.28

	MARKET PRICE			DIVIDENDS DECLARED
2004	HIGH	LOW	CLOSING
First Quarter	$49.29	$43.90	$45.51	$0.19
Second Quarter	$46.03	$42.00	$45.92	$0.21
Third Quarter	$45.27	$41.69	$45.06	$0.22
Fourth Quarter	$52.60	$44.76	$52.03	$0.22

At December 31, 2005, IBERIABANK Corporation had approximately 1,700 shareholders of record.

Securities Listing

IBERIABANK Corporation’s common stock trades on the NASDAQ Stock Market under the symbol "IBKC." In local and national newspapers, the company is listed under “IBERIABANK.”

Dividend Investment Plan

IBERIABANK Corporation shareholders may take advantage of our Dividend Reinvestment Plan. This program provides a convenient, economical way for shareholders to increase their holdings of the Company's common stock. The shareholder pays no brokerage commissions or services charges while participating in the plan. A nominal fee is charged at the time that an individual terminates plan participation. This plan does not currently offer participants the ability to purchase additional shares with optional cash payments.

To enroll in the IBERIABANK Corporation Dividend Reinvestment Plan, shareholders must complete an enrollment form. A summary of the plan and enrollment forms are available from the Register and Transfer Company at the address provided under Shareholder Assistance.