Form 10-K, Exhibit 13
period 2006-12-31
IBERIABANK CORP
filed 2007-03-16
CIK 933141

Exhibit 13

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is intended to assist readers in understanding the consolidated financial condition and results of operations of IBERIABANK Corporation (the “Company”) and its wholly owned subsidiary, IBERIABANK (the “Bank”), as well as all of the Bank’s subsidiaries, Iberia Financial Services LLC, Acadiana Holdings LLC, Jefferson Insurance Corporation, Finesco LLC and IBERIABANK Insurance Services LLC as of December 31, 2005 and 2006 and for the years ended December 31, 2004 through 2006. This discussion should be read in conjunction with the audited consolidated financial statements, accompanying footnotes and supplemental financial data included herein.

Through the Bank, the Company offers commercial and retail products and services to customers throughout the state of Louisiana, including New Orleans, Baton Rouge, Shreveport, Northeast Louisiana, LaPlace, Houma, and the Acadiana and Northshore regions of Louisiana.

OVERVIEW

The Company’s net income for 2006 totaled $35.7 million, or $3.57 per share on a diluted basis. This is a 59.3% increase compared to the $2.24 per share, or $22.0 million earned for 2005. 2005 net income was significantly decreased by the impact of Hurricanes Katrina and Rita.

•

Total assets at December 31, 2006 were $3.2 billion, up $350.5 million, or 12.3%, from $2.9 billion at December 31, 2005. Strong commercial loan growth accounted for the majority of the increase. Shareholders’ equity increased $56.0 million, or 21.2%, from $263.6 million at December 31, 2005 to $319.6 million at December 31, 2006.

•

Total loans at December 31, 2006 were $2.2 billion, an increase of $315.5 million, or 16.4%, from $1.9 billion at December 31, 2005. Commercial loans continue to be the primary driver of loan growth, climbing $288.3 million in 2006.

•

Total customer deposits increased $179.6 million, or 8.0%, from $2.2 billion at December 31, 2005 to $2.4 billion at December 31, 2006. This growth was split between certificates of deposit, NOW accounts and savings and money market accounts.

•

Net interest income for the year increased $6.7 million, or 7.9%, in 2006 versus 2005. This increase is largely attributable to a $60.0 million increase in average net earning assets. The corresponding net interest margin ratio on a tax-equivalent basis declined 12 basis points to 3.42% from 3.54% for the years ended December 31, 2006 and 2005, respectively, due to the re-pricing of the Company’s assets and liabilities and rate competition across markets.

•

Noninterest income decreased $2.7 million, or 10.3%, for 2006 as compared to 2005. The decrease was primarily driven by losses taken during the year on the sale of a portion of the Company’s investment and mortgage loan portfolios. These losses were partially offset by increases in broker commissions, ATM/debit card fees and net cash settlements on swaps.

•

Noninterest expense increased by $8.7 million, or 13.5%, for 2006 as compared to 2005. The largest components of the increase were higher compensation expense as a result of additional staff related to the Company’s branch expansion initiative and strategic hires, higher occupancy and equipment costs due to the Company’s expansion, and merger-related expenses associated with the Company’s announced acquisitions of two Arkansas franchises. Noninterest expense in 2006 also includes a $1.0 million loss recorded on the early retirement of a portion of the Company’s long-term Federal Home Loan Bank (FHLB) advances.

•

The Company experienced exceptional credit quality in 2006. Net charge-offs for 2006 were $357,000, or 0.02%, of average loans on an annualized basis, compared to $3.6 million, or 0.20%, a year earlier. The Company incurred $1.1 million in net charge-offs associated with Hurricane Katrina in 2005. As a result of improvements in Hurricanes Katrina and Rita-related credits and improving credit quality statistics, the Company recorded a negative provision for possible loan losses of $7.8 million during 2006, compared to a provision of $17.1 million in 2005. Of the $17.1 million provision in 2005, $14.4 million related to credits impacted by Hurricanes Katrina and Rita. As of December 31, 2006, the allowance for loan losses as a percent of total loans was 1.34%, compared to 1.98% at December 31, 2005. The coverage of nonperforming assets by the allowance for loan losses was 5.96 times at the end of 2006, as compared to 6.31 times at December 31, 2005.

•

In September 2005, the Company announced a significant branch expansion initiative in response to client needs and opportunities presented by Hurricanes Katrina and Rita. Based on the expansion initiative, the Company planned to open twelve new banking facilities in existing markets and other Louisiana locations not previously served by the Company. Since announcing the initiative, the Company has opened ten new branches. Two branches were opened in the fourth quarter of 2005 and eight were opened during 2006. The estimated net after-tax cost of the branch expansion on diluted EPS was $0.19 for 2006 and $0.01 in 2005. The remaining two branches were opened in the first quarter of 2007.

•

In July and August 2006, the Company announced merger agreements with Pocahontas Bancorp, Inc. and Pulaski Investment Corporation, respectively. These mergers were completed in the first quarter of 2007.

•	During 2006, the Company paid cash dividends totaling $1.18 per common share, a 25% increase compared to 2005.

•

In July 2005, the Company’s Board of Directors declared a five-for-four stock split in the form of a 25% stock dividend. The dividend was paid on August 15, 2005 to shareholders of record as of August 1, 2005. As a result of the stock split, shareholders received one additional share for every four shares held. All share and per share amounts have been restated to reflect the stock split.

The Company’s focus is that of a high performing institution. Management believes that improvement in core earnings drives shareholder value and has adopted a mission statement that is designed to provide guidance for management, our associates and Board of Directors regarding the sense of purpose and direction of the Company. We are very shareholder and client focused, expect high performance from our associates, believe in a strong sense of community and strive to make the Company a great place to work. Earnings guidance, based on expectations of the Company, is provided during the year through press releases, which are available on our website at www.iberiabank.com. Such releases are also disclosed through Form 8-K current event filings with the Securities and Exchange Commission (“SEC”) at www.sec.gov.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

In preparing financial reports, management is required to apply significant judgment to various accounting, reporting and disclosure matters. Management must use assumptions and estimates to apply these principles where actual measurement is not possible or practical. The accounting principles and methods used by the Company conform with accounting principles generally accepted in the United States and general banking practices. Estimates and assumptions most significant to the Company relate primarily to the allowance for loan losses, valuation of goodwill, intangible assets and other purchase accounting adjustments and share based compensation. These significant estimates and assumptions are summarized in the following discussion and are further analyzed in the footnotes to the consolidated financial statements.

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

Valuation of Goodwill, Intangible Assets and Other Purchase Accounting Adjustments

The Company accounts for acquisitions in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations,” which requires the use of the purchase method of accounting. For purchase acquisitions, the Company is required to record the assets acquired, including identified intangible assets and liabilities assumed, at their fair value, which in many instances involves estimates based on third party valuations, such as appraisals, or internal valuations based on discounted cash flow analyses or other valuation techniques. The determination of the useful lives of intangible assets is subjective as is the appropriate amortization period for such intangible assets. In addition, purchase acquisitions typically result in recording goodwill. The Company performs a goodwill valuation at least annually. Impairment testing of goodwill is a two step process that first compares the fair value of goodwill with its carrying amount, and second measures impairment loss by comparing the implied fair value of goodwill with the carrying amount of that goodwill. Based on management’s goodwill impairment tests, there was no impairment of goodwill at December 31, 2005 or 2006. For additional information on goodwill and intangible assets, see Note 7 to the Consolidated Financial Statements.

Share-based Compensation

Prior to January 1, 2006, the Company accounted for its stock option plans under the intrinsic value method of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees. In accordance with APB Opinion No. 25, compensation expense relating to stock options had not been reflected in net income as the exercise price of the stock options granted equaled or exceeded the market value of the underlying common stock at the date of grant. SFAS No. 123 required management to provide proforma disclosures of net income and earnings per share and other disclosures, as if the fair value based method of accounting had been applied.

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123(R), Share-Based Payment. SFAS No. 123(R) revises SFAS No. 123 and calls for companies to expense the fair value of employee stock options and other forms of share-based compensation. The Company adopted SFAS No. 123(R) as of January 1, 2006.

SFAS No. 123(R) requires companies to (1) use fair value to measure share-based compensation awards and (2) cease using the “intrinsic value” method of accounting. Under SFAS No. 123(R), the fair value of a share-based compensation award is recognized over the employee’s service period.

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

For additional discussion of the Company’s stock options plans, sees Notes 1 and 15 to the Consolidated Financial Statements.

ACQUISITION ACTIVITIES

The Company has been an active acquirer over the past four years. From 2003 through 2006, the Company completed the following acquisitions:

Acadiana Bancshares, Inc.- February 28, 2003

The Company completed its acquisition of Acadiana Bancshares, Inc., in exchange for 1,227,276 shares of the Company’s common stock valued at $38.6 million and $9.8 million in cash. The transaction resulted in $24.1 million of goodwill, $4.0 million of core deposit intangibles and $313,000 of other intangibles. At acquisition, Acadiana Bancshares had total assets of $303 million, including loans of $189 million, and deposits were $207 million.

Alliance Bank of Baton Rouge - February 29, 2004

The Company completed its acquisition of Alliance Bank of Baton Rouge in exchange for 359,106 shares of the Company’s common stock valued at $15.5 million. The transaction resulted in $5.2 million of goodwill and $1.2 million of core deposit intangibles. At acquisition, Alliance had total assets of $72 million, including loans of $54 million, and deposits were $62 million.

American Horizons Bancorp, Inc. - January 31, 2005

The Company completed its acquisition of American Horizons Bancorp, Inc. in exchange for 990,435 shares of the Company’s common stock valued at $47,744,000 and $653,000 in cash. The transaction resulted in $28.5 million of goodwill and $5.0 million of core deposit intangibles. At acquisition, American Horizons had total assets of $252 million, including loans of $202 million, and deposits were $193 million.

Pending Acquisitions

On July 27, 2006, the Company announced the signing of a definitive merger agreement to acquire Pocahontas Bancorp, Inc. (“Pocahontas”), the holding company for First Community Bank of Jonesboro, Arkansas. The transaction was completed after the close of business on February 1, 2007. The acquisition extends the Company’s presence into Northeast Arkansas. Pocahontas shareholders received 1,287,793 shares of the Company’s common stock as a result of the transaction. The transaction had a total value of $75 million. At December 31, 2006, total assets of Pocahontas were approximately $723 million, including loans of $423 million and total deposits were $575 million.

On August 9, 2006, the Company announced the signing of a definitive merger agreement to acquire Pulaski Investment Corporation (“Pulaski”), the holding company for Pulaski Bank and Trust of Little Rock, Arkansas. The transaction was completed after the close of business on January 31, 2007. The acquisition extends the Company’s presence into central Arkansas and other states through its mortgage subsidiary, Pulaski Mortgage Company. Pulaski shareholders received 1,133,064 shares of the Company’s common stock and cash of $65.0 million as a result of the transaction. The transaction had a total value of approximately $131 million. At December 31, 2006, total assets of Pulaski were approximately $500 million, including loans of $355 million and total deposits were $423 million.

For more information on the Company’s acquisitions, see Note 2 to the Consolidated Financial Statements.

FINANCIAL CONDITION

Earning Assets

Earning assets are composed of interest or dividend-bearing assets, including loans, securities, short-term investments and loans held for sale. Interest income associated with earning assets is the Company’s primary source of income. Earning assets averaged $2.8 billion during 2006, a $278.8 million, or 11.3%, increase compared to $2.5 billion during 2005. The increase is primarily the result of strong commercial loan growth.

The year-end mix of earning assets shown in the following chart reflects the mix between investment securities and the major loan groups.

Loans and Leases – The loan portfolio increased $315.5 million, or 16.4%, to $2.2 billion at December 31, 2006, compared to $1.9 billion at December 31, 2005. Commercial loan growth accounted for $288.3 million of the increase.

The Company’s loan to deposit ratio at December 31, 2006 and December 31, 2005 was 92.2% and 85.5%, respectively. The percentage of fixed rate loans to total loans increased from 70% at the end of 2005 to 72% as of December 31, 2006. The following table sets forth the composition of the Company’s loan portfolio as of December 31 for the years indicated.

TABLE 1 – LOAN PORTFOLIO COMPOSITION

	December 31,
(dollars in thousands)	2006		2005		2004		2003		2002
Commercial loans:
Real estate	$750,051	34%	$545,868	29%	$419,427	25%	$352,031	25%	$254,688	25%
Business	461,048	21	376,966	19	307,614	19	201,020	14	159,339	15

Total commercial loans	1,211,099	55	922,834	48	727,041	44	553,051	39	414,027	40

Mortgage loans:
Residential 1-4 family	431,585	19	430,111	22	387,079	23	338,965	24	207,130	20
Construction	45,285	2	30,611	2	33,031	2	50,295	4	16,470	1

Total mortgage loans	476,870	21	460,722	24	420,110	25	389,260	28	223,600	21

Loans to individuals:
Indirect automobile	228,301	10	229,646	12	222,480	14	229,636	16	219,280	21
Home equity	233,885	10	230,363	12	213,533	13	174,740	12	122,799	12
Other	83,847	4	74,951	4	67,462	4	65,662	5	64,786	6

Total consumer loans	546,033	24	534,960	28	503,475	31	470,038	33	406,865	39

Total loans receivable	$2,234,002	100%	$1,918,516	100%	$1,650,626	100%	$1,412,349	100%	$1,044,492	100%

Commercial Loans. Commercial real estate and commercial business loans generally have shorter repayment periods and more frequent repricing opportunities than residential 1-4 family loans. Commercial loans increased $288.3 million, or 31.2% during 2006. As illustrated in the table above, the Company’s focus has been on growing its commercial loan portfolio. This focus continued in 2006 as commercial loans as a percentage of total loans increased from 48.1% as of December 31, 2005 to 54.2% as of December 31, 2006.

The Company has increased its investment in commercial real estate loans from $545.9 million, or 28.5% of the total loan portfolio, as of December 31, 2005, to $750.1 million, or 33.6% of the total loan portfolio, as of December 31, 2006. The vast majority of properties securing the Company’s commercial real estate loans are located in the Company’s market areas, and include owner-occupied, multi-family, strip shopping centers, professional office buildings, small retail establishments and warehouses. The Company’s underwriting standards generally provide for loan terms of three to five years, with amortization schedules of no more than twenty years. Low loan-to-value ratios are maintained and usually limited to no more than 80%. In addition, the Company obtains personal guarantees of the principals as additional security for most commercial real estate loans.

As of December 31, 2006, the Company’s commercial business loans amounted to $461.0 million, or 20.6% of the Company’s total loan portfolio. This represents an $84.1 million, or 22.3% increase from December 31, 2005. The Company originates commercial business loans on a secured and, to a lesser extent, unsecured basis. The Company’s commercial business loans may be structured as term loans or revolving lines of credit. Term loans are generally structured with terms of no more than three to five years, with amortization schedules of no more than seven years. The Company’s commercial business term loans are generally secured by equipment, machinery or other corporate assets. The Company also provides for revolving lines of credit generally structured as advances upon perfected security interests in accounts receivable and inventory. Revolving lines of credit generally have an annual maturity. The Company obtains personal guarantees of the principals as additional security for most commercial business loans.

Mortgage Loans. Residential 1-4 family loans comprise most of the Company’s mortgage loans. The vast majority of the Company’s residential 1-4 family mortgage loan portfolio is secured by properties located in its market areas and originated under terms and documentation which permit their sale in the secondary market. Larger mortgage loans of private banking clients and prospects are generally retained to enhance relationships, and also due to the expected shorter durations and relatively lower servicing costs associated with loans of this size. The Company does not originate or hold high loan to value, negative amortization, optional ARM, or other exotic mortgage loans in its portfolio.

The Company continues to sell the majority of conforming mortgage loan originations in the secondary market and recognize the associated fee income rather than assume the rate risk associated with these longer term assets. The Company also releases the servicing of these loans. Total residential mortgage loans increased $16.1 million compared to December 31, 2005. This growth is primarily related to credit extended to individuals in the Company’s new branches. Growth in this portfolio was tempered by the transfer of $30.4 million in lower rate loans to the mortgage loans held-for-sale portfolio during December 2006. At December 31, 2006, $393.8 million, or 82.6%, of the Company’s residential 1-4 family mortgage and construction loans were fixed rate loans and $83.1 million, or 17.4%, were adjustable rate loans.

Consumer Loans. The Company offers consumer loans in order to provide a full range of retail financial services to its customers. The Company originates substantially all of such loans in its primary market area. At December 31, 2006, $546.0 million, or 24.4% of the Company’s total loan portfolio, was comprised of consumer loans, compared to $535.0 million, or 27.9% at the end of 2005. Total consumer loans increased $11.1 million compared to December 31, 2005.

Home equity loans comprised the largest component of the Company’s consumer loan portfolio at December 31, 2006. The balance of home equity loans increased $3.5 million, or 1.5% from $230.4 million at December 31, 2005 to $233.9 million at December 31, 2006.

Indirect automobile loans comprised the second largest component of the Company’s consumer loan portfolio. Independent automobile dealerships originate these loans and forward applications to Company personnel for approval or denial. The Company relies on the dealerships, in part, for loan qualifying information. To that extent, there is risk inherent in indirect automobile loans associated with fraud or negligence by the automobile dealership. To limit this risk, an emphasis is placed on established dealerships that have demonstrated reputable behavior, both within the communities we serve and through long-term relationships with the Company. The balance of indirect automobile loans decreased slightly, from $229.6 million, or 12.0% of the Company’s total loan portfolio to $228.3 million, or 10.2% at December 31, 2005 and 2006, respectively, as the Company retained its focus on prime, or low risk, paper.

The remainder of the consumer loan portfolio at December 31, 2006 was composed of direct automobile loans, credit card loans and other consumer loans. The Company’s direct automobile loans amounted to $24.2 million, or 1.1% of the Company’s total loan portfolio. The Company’s VISA and MasterCard credit card loans totaled $8.8 million, or 0.4% of the Company’s total loan portfolio at such date. The Company’s other personal consumer loans amounted to $50.8 million, or 2.3% of the Company’s total loan portfolio, at December 31, 2006.

Loan Maturities. The following table sets forth the scheduled contractual maturities of the Company’s loan portfolio at December 31, 2006, unadjusted for scheduled principal reductions, prepayments or repricing opportunities. Demand loans, loans having no stated schedule of repayments and no stated maturity and overdraft loans are reported as due in one year or less. The average life of a loan may be substantially less than the contractual terms because of prepayments. As a result, scheduled contractual amortization of loans is not reflective of the expected term of the Company’s loan portfolio. Of the loans with maturities greater than one year, approximately 85% of the value of these loans bears a fixed rate of interest.

TABLE 2 – LOAN MATURITIES BY TYPE

(dollars in thousands)	One Year Or Less	One Through Five Years	After Five Years	Total
Commercial real estate	$179,876	$420,394	$149,781	$750,051
Commercial business	224,074	137,482	99,492	461,048
Mortgage	15,668	28,651	432,551	476,870
Consumer	117,737	244,554	183,742	546,033

Total	$537,355	$831,081	$865,566	$2,234,002

Asset Quality. Over time, the loan portfolio has transitioned to be more representative of a commercial bank. Accordingly, there is the potential for a higher level of return for investors, but also of the potential for higher charge-off and nonperforming levels. In recognition of this, management has tightened underwriting guidelines and procedures, adopted more conservative loan charge-off and nonaccrual guidelines, rewritten the loan policy and developed an internal loan review function. As a result of management’s enhancements to underwriting risk/return dynamics within the loan portfolio over time, the credit quality of the Company’s assets has remained strong. Management believes that historically it has recognized and disclosed significant problem loans quickly and taken prompt action in addressing material weaknesses in those credits. The Company will continue to monitor the risk adjusted level of return within the loan portfolio.

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

At December 31, 2006, the Company had $10.7 million of assets classified as substandard, $921,000 of assets classified as doubtful, and no assets classified as loss. At such date, the aggregate of the Company’s classified assets amounted to 0.36% of total assets. At December 31, 2005, the aggregate of the Company’s classified assets amounted to 0.87% of total assets

Real estate acquired by the Company as a result of foreclosure or by deed-in-lieu of foreclosure is classified as other real estate owned (“OREO”) until sold, and is carried at the balance of the loan at the time of acquisition or at estimated fair value less estimated costs to sell, whichever is less.

Under Generally Accepted Accounting Principles, the Company is required to account for certain loan modifications or restructurings as “troubled debt restructurings.” In general, the modification or restructuring of a debt constitutes a troubled debt restructuring if the Company for economic or legal reasons related to the borrower’s financial difficulties grants a concession to the borrower that the Company would not otherwise consider under current market conditions. Debt restructurings or loan modifications for a borrower do not necessarily always constitute troubled debt restructurings, however, and troubled debt restructurings do not necessarily result in nonaccrual loans. The Company had no troubled debt restructurings as of December 31, 2006.

Nonperforming loans, defined for these purposes as nonaccrual loans plus accruing loans past due 90 days or more, totaled $3.0 million and $5.8 million at December 31, 2006 and 2005, respectively. The Company’s OREO, which includes foreclosed property, amounted to $2.0 million and $257,000 at December 31, 2006 and 2005, respectively. OREO increased $1.7 million as a result of the transfer of idle Company property previously included in bank premises into OREO. Nonperforming assets, which consist of nonperforming loans plus foreclosed property, were $5.0 million, or 0.16% of total assets at December 31, 2006, compared to $6.0 million, or 0.21% of total assets at December 31, 2005.

The Company has shown continuing improvement in asset quality despite significant loan growth over the past five years. The following table sets forth the composition of the Company’s nonperforming assets, including accruing loans past due 90 or more days, as of the dates indicated.

TABLE 3 – NONPERFORMING ASSETS AND TROUBLED DEBT RESTRUCTURINGS

	December 31,
(dollars in thousands)	2006	2005	2004	2003	2002
Nonaccrual loans:
Commercial, financial and agricultural	$745	$2,377	$1,936	$1,838	$1,693
Mortgage	353	384	735	552	334
Loans to individuals	1,603	2,012	1,784	1,512	1,230

Total nonaccrual loans	2,701	4,773	4,455	3,902	3,257
Accruing loans 90 days or more past due	310	1,003	1,209	1,220	1,086

Total nonperforming loans (1)	3,011	5,776	5,664	5,122	4,343
Foreclosed property	2,008	257	492	2,134	2,267

Total nonperforming assets (1)	5,019	6,033	6,156	7,256	6,610

Performing troubled debt restructurings	—	—	—	—	—
Total nonperforming assets and troubled debt restructurings (1)	$5,019	$6,033	$6,156	$7,256	$6,610

Nonperforming loans to total loans (1)	0.13%	0.30%	0.34%	0.36%	0.42%
Nonperforming assets to total assets (1)	0.16%	0.21%	0.25%	0.34%	0.42%
Nonperforming assets and troubled debt restructurings to total assets (1)	0.16%	0.21%	0.25%	0.34%	0.42%

(1)	Nonperforming loans and assets include accruing loans 90 days or more past due

Allowance For Loan Losses. Based on facts and circumstances available, management of the Company believes that the allowance for loan losses was adequate at December 31, 2006 to cover any potential losses in the Company’s loan portfolio. However, future adjustments to this allowance may be necessary, and the Company’s results of operations could be adversely affected if circumstances differ substantially from the assumptions used by management in determining the allowance for loan losses. Losses in the loan portfolio, net of recoveries, are charged-off against the allowance and reduce the balance. Provisions for loan losses, which are charged against income, increase the allowance.

Given the significant commercial loan growth experienced by the Company over the past five years, the Company refined its loan loss methodology during 2006 to further reflect the transition in the loan portfolio from a savings bank (i.e., mortgage/consumer loan focus) to a commercial bank (i.e., commercial loan focus). This refinement resulted in more reserves being assigned to the commercial segment of the loan portfolio and previously unallocated reserves being assigned to the portfolio segments.

The allowance consists of the general reserve, qualitative economic factors and specific market risk components.

The foundation of the allowance for the Company’s commercial segment is the credit risk rating of each relationship within the portfolio. The credit risk of each borrower is assessed, and a risk grade is assigned to each. The portfolios are further segmented by facility or collateral ratings. The dual risk grade for each loan is determined by the relationship manager and other approving officers and changed from time to time to reflect an ongoing assessment of the risk. Grades are reviewed on specific loans by senior management and as part of the Company’s internal loan review process. The commercial loan loss allowance is determined for all pass-rated borrowers based upon the borrower risk rating, the expected default probabilities of each rating category, and the outstanding loan balances by risk grade. For borrowers rated special mention or below, the higher of the migration analysis and Company established minimum reserve percentages apply. In addition, consideration is given to historical loss experience by internal risk rating, current economic conditions, industry performance trends, geographic or borrower concentrations within each portfolio segment, the current business strategy and credit process, loan underwriting criteria, loan workout procedures, and other pertinent information.

Specific reserves are determined for impaired commercial loans individually based on management’s evaluation of the borrower’s overall financial condition, resources, and payment record; the prospects for support from any financially responsible guarantors; and the realizable value of any collateral. Reserves are established for these loans based upon an estimate of probable losses for the individual loans deemed to be impaired. This estimate may consider all available evidence including the present value of the expected future cash flows and the fair value of collateral less disposal costs. Loans for which specific reserves are provided are excluded from the general reserve calculations described above to prevent duplicate reserves.

The foundation for the general consumer allowance is a detailed review of the loan portfolios and the performance of those portfolios. This review is accomplished by first segmenting the portfolio into homogenous pools. Residential mortgage loans, direct consumer loans, consumer home equity, indirect consumer loans, credit card, and the business banking portfolio each are considered separately. The historical performance of each of these pools is analyzed by examining the level of charge-offs over a specific period of time. The historical average charge-off level for each pool is updated annually and modified by a multiplier that represents the best judgment of management as to the length of time between an event of default and the associated loss.

In addition to this base analysis, the consumer portfolios are also analyzed for specific risks within each segment. The risk analysis considers the Company’s current strategy for each segment, the maturity of each segment, expansion into new markets, the deployment of newly developed products and any other significant factors impacting that segment. Current regional and national economic factors are an important dimension of the assessment and impact each portfolio segment. The general economic factors are evaluated and adjusted quarterly.

Loan portfolios tied to acquisitions made during the year are incorporated into the Company’s allowance process. If the acquisition has an impact on the level of exposure to a particular segment, industry or geographic market, this increase in exposure is factored into the allowance determination process. Generally, acquisitions have higher levels of risk of loss based on differences in credit culture and portfolio management practices. During 2005, the Company added $4.9 million to the allowance for loan losses as a result of the application of the Company’s allowance methodology on the American Horizons’ loan portfolio.

Atypical events may result in the development of a specific allowance methodology designed to capture the default and potential loss parameters caused by that event. Due to the unprecedented devastation caused by Hurricanes Katrina and Rita in August and September 2005, respectively, the Company performed an extensive review of the loan portfolios impacted by these storms. Immediately after each of these storms passed, the Company’s credit team began intense analysis of affected portfolios, client flood and property and casualty insurance coverage, impacts on sources of repayment and underlying collateral, and client payment probability. As a result of this analysis, the Company recorded hurricane-related loan loss provisions of $12.8 million and $1.6 million in 2005 for Hurricanes Katrina and Rita, respectively.

As a result of strong asset quality of the loan portfolio and improvements in outstanding credits in the hurricane-affected areas, the Company recorded a negative loan loss provision of $7.8 million for the year ended December 31, 2006. All of the reserves established in 2005 for loans impacted by Hurricane Rita were reversed in 2006. Of the initial reserve for credits potentially impacted by Hurricane Katrina, approximately $6.2 million remained and was folded into the Company’s general loan loss reserves to account for the increased risk associated with the New Orleans market. The New Orleans market concerns relate specifically to the rebuild effort, particularly the reduced availability and increased costs of property insurance, as well as the decline in population within the New Orleans metropolitan area.

The following table presents the allocation of the allowance for loan losses and the percentage of the total amount of loans in each loan category listed as of the dates indicated.

TABLE 4 – ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES

	December 31,
	2006		2005		2004		2003		2002
	Reserve %	% of Loans	Reserve %	% of Loans	Reserve %	% of Loans	Reserve %	% of Loans	Reserve %	% of Loans
Commercial, financial and agricultural	71%	55%	50%	48%	55%	44%	51%	39%	48%	40%
Real estate – mortgage	4	19	14	22	5	23	5	24	4	20
Real estate – construction	—	2	1	2	—	2	1	4	—	1
Loans to individuals	25	24	28	28	30	31	31	33	38	39
Unallocated	—	—	7	—	10	—	12	—	10	—

Total allowance for loan losses	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%

The allowance for loan losses amounted to $29.9 million, or 1.34% and 993.7% of total loans and total nonperforming loans, respectively, at December 31, 2006 compared to 1.98% and 659.3%, respectively, at December 31, 2005.

Additional information on the allowance process is provided in Note 1 to the Consolidated Financial Statements.

Net charge-offs for 2006 were $357,000, or 0.02% of total average loans, down from $3.6 million, or 0.20% in 2005. The decrease in net charge-offs is a result of increased recoveries throughout the year. In addition, the Company recorded $1.1 million in charge-offs in 2005 as a result of Hurricane Katrina. The following table sets forth the activity in the Company’s allowance for loan losses during the periods indicated.

TABLE 5 – SUMMARY OF ACTIVITY IN THE ALLOWANCE FOR LOAN LOSSES

	Year Ended December 31,
(dollars in thousands)	2006	2005	2004	2003	2002
Allowance at beginning of period	$38,082	$20,116	$18,230	$13,101	$11,117
Addition due to purchase transaction	—	4,893	587	2,439	—
Adjustment for loans transferred to held for sale	—	(350)	—	—	—
Provision charged (reversed) to operations	(7,803)	17,069	4,041	6,300	6,197

Charge-offs:
Commercial, financial and agricultural	336	1,432	986	1,617	1,331
Mortgage	97	471	91	37	60
Loans to individuals	2,188	3,638	3,035	3,128	3,391

Total charge-offs	2,621	5,541	4,112	4,782	4,782

Recoveries:
Commercial, financial and agricultural	539	539	272	504	68
Mortgage	36	3	1	21	35
Loans to individuals	1,689	1,353	1,097	647	466

Total recoveries	2,264	1,895	1,370	1,172	569

Net charge-offs	357	3,646	2,742	3,610	4,213

Allowance at end of period	$29,922	$38,082	$20,116	$18,230	$13,101

Allowance for loan losses to nonperforming assets (1)	596.2%	631.2%	326.8%	251.2%	198.2%
Allowance for loan losses to total loans at end of period	1.34%	1.98%	1.22%	1.29%	1.25%
Net charge-offs to average loans	0.02%	0.20%	0.18%	0.28%	0.43%

(1)	Nonperforming assets include accruing loans 90 days or more past due

Investment Securities – The following table shows the carrying values of securities by category as of the dates indicated.

TABLE 6 – CARRYING VALUE OF SECURITIES

(dollars in thousands)	December 31,
	2006		2005		2004		2003		2002
Securities available for sale:
U.S. Government-sponsored enterprise obligations	$169,805	29%	$97,443	17%	$53,236	9%	$26,952	6%	$5,157	2%
Obligations of state and political subdivisions	40,654	7	39,731	7	48,379	9	48,250	10	25,907	7
Mortgage backed securities	348,373	60	406,321	71	425,318	75	350,871	73	255,640	69
Other securities	—	—	—	—	—	—	57	—	22,932	6

Total securities available for sale	558,832	96	543,495	95	526,933	93	426,130	89	309,636	84

Securities held to maturity:
U.S. Government-sponsored enterprise obligations	8,063	1	8,075	2	13,088	2	13,101	3	10,000	3
Obligations of state and political subdivisions	9,038	2	13,285	2	14,053	3	17,134	3	17,285	5
Mortgage backed securities	5,419	1	7,727	1	12,881	2	23,257	5	31,201	8

Total securities held to maturity	22,520	4	29,087	5	40,022	7	53,492	11	58,486	16

Total securities	$581,352	100%	572,582	100%	$566,955	100%	$479,622	100%	$368,122	100%

Investment securities increased by an aggregate of $8.8 million, or 1.5%, from $572.6 million at December 31, 2005 to $581.4 million at December 31, 2006. This increase was due to purchases of investment securities amounting to $353.4 million, which was partially offset by $239.4 million from maturities, prepayments and calls, $109.3 million from sales of investment securities, $272,000 from the amortization of premiums and accretion of discounts, and an increase of $4.4 million in the market value of investment securities available for sale.

Funds generated as a result of sales and prepayments are used to fund loan growth and purchase other securities. During 2006, the Company sold $109.3 million of investment securities and recorded a $4.1 million loss on these sales. The securities sold had a weighted-average yield of 4.0% and were replaced with securities with a weighted-average yield of 5.1%.

The Company continues to monitor market conditions and take advantage of market opportunities with appropriate rate and risk return elements. Note 3 of the Consolidated Financial Statements provides further information on the Company’s investment securities.

Short-term Investments – Short-term investments result from excess funds that fluctuate daily depending on the funding needs of the Company and are currently invested overnight in an interest-bearing deposit account at the Federal Home Loan Bank (“FHLB”) of Dallas, the total balance of which earns interest at the current FHLB discount rate. The balance in interest-bearing deposits at other institutions decreased $26.3 million, or 43.7%, from $60.1 million at December 31, 2005 to $33.9 million at December 31, 2006. The average rate on these funds during 2006 was 4.59%, compared to 3.20% during 2005.

Mortgage Loans Held for Sale – Loans held for sale increased $43.8 million, or 416.2%, to $54.3 million at December 31, 2006 compared to $10.5 million at December 31, 2005. The increase in held for sale loans is primarily a result of the movement of $30.4 million in lower yielding adjustable rate loans from the mortgage portfolio in December 2006 as part of an agreement to sell those loans.

Loans held for sale have primarily been fixed rate single-family residential mortgage loans under contract to be sold in the secondary market. In most cases, loans in this category are sold within thirty days. Buyers generally have recourse to return a purchased loan to the Company under limited circumstances. Recourse conditions may include early payment default, breach of representations or warranties, and documentation deficiencies. During 2006, approximately 71% of total single-family mortgage originations of the Company were sold in the secondary market as compared to 81% in 2005.

Other Assets – The following table details the changes in other asset balances at the dates indicated.

TABLE 7 – OTHER ASSETS COMPOSITION

(dollars in thousands)	December 31,
	2006	2005	2004	2003	2002
Cash and due from banks	$51,078	$66,697	$33,940	$49,273	$37,022
Premises and equipment	71,007	55,010	39,557	31,992	18,161
Goodwill	92,779	93,167	64,732	59,523	35,401
Bank-owned life insurance	46,705	44,620	37,640	29,623	21,540
Other	67,945	69,464	47,834	45,350	23,693

Total	$329,514	$328,958	$223,703	$215,761	$135,817

The $15.6 million decrease in cash and due from banks is the result of loan fundings. Loan growth exceeded deposit growth by $135.9 million in 2006.

The $16.0 million increase in premises and equipment was primarily the result of the land and building purchases associated with the Company’s branch expansion initiative. The Company opened eight full service branches and two loan production offices during 2006.

The $388,000 decrease in goodwill related to purchase accounting adjustments recorded on deferred tax assets associated with the American Horizons acquisition.

The $2.1 million increase in bank-owned life insurance is a result of the increase in earnings on the policies owned.

Funding Sources

Deposits obtained from clients in its primary market areas are the Company’s principal source of funds for use in lending and other business purposes. The Company attracts local deposit accounts by offering a wide variety of accounts, competitive interest rates and convenient branch office locations and service hours. Increasing core deposits through the development of client relationships is a continuing focus of the Company. Borrowings have become an increasingly important funding source as the Company has grown. Other funding sources include short-term and long-term borrowings, subordinated debt and shareholders’ equity. The following discussion highlights the major changes in the mix of deposits and other funding sources during 2006.

Deposits – The Company has been successful in raising deposits in the markets in which it has a presence and believes the increase to be the result of several factors including increased economic activity in the region due to the recovery from Hurricanes Katrina and Rita, higher deposit rates and new branch locations. The following table sets forth the composition of the Company’s deposits at the dates indicated.

TABLE 8 – DEPOSIT COMPOSITION

(dollars in thousands)	December 31,
	2006		2005		2004		2003		2002
Noninterest-bearing DDA	$354,961	15%	$350,065	15%	$218,859	12%	$189,786	12%	$159,005	13%
NOW accounts	628,541	26	575,379	26	532,584	30	449,938	28	281,825	23
Savings and money market	588,202	24	554,731	25	393,772	22	350,295	22	319,495	25
Certificates of deposit	850,878	35	762,781	34	628,274	36	599,087	38	481,907	39

Total deposits	$2,422,582	100%	$2,242,956	100%	$1,773,489	100%	$1,589,106	100%	$1,242,232	100%

Deposits at December 31, 2006 reflected an increase of $179.6 million, or 8.0%, to $2.4 billion as compared to $2.2 billion at December 31, 2005. Since the end of 2005, noninterest-bearing checking accounts increased $4.9 million, or 1.4%, interest-bearing checking accounts increased $53.2 million, or 9.2%, savings and money market accounts increased $33.5 million, or 6.0%, and certificate of deposit accounts increased $88.1 million, or 11.5%. At December 31, 2006, $355.0 million, or 14.7%, of the Company’s total deposits were noninterest-bearing, compared to $350.1 million, or 15.6%, at December 31, 2005.

Certificates of deposit $100,000 and over increased $63.3 million, or 20.3%, from $311.5 million at December 31, 2005 to $374.8 million at December 31, 2006. The following table shows large-denomination certificates of deposit by remaining maturities. Additional information regarding deposits is provided in Note 8 of the Consolidated Financial Statements.

TABLE 9 – REMAINING MATURITY OF CDS $100,000 AND OVER

(dollars in thousands)	December 31,
	2006	2005	2004
3 months or less	$103,205	$87,411	$53,355
Over 3 - 12 months	204,131	120,966	81,908
Over 12 - 36 months	56,069	90,681	72,126
More than 36 months	11,370	12,412	28,335

Total	$374,775	$311,470	$235,724

Borrowings and Debt – Advances from the FHLB of Dallas may be obtained by the Company upon the security of the common stock it owns in that bank and certain of its real estate loans and investment securities, provided certain standards related to creditworthiness have been met. Such advances are made pursuant to several credit programs, each of which has its own interest rate and range of maturities. The level of short-term borrowings can fluctuate significantly on a daily basis depending on funding needs and the source of funds chosen to satisfy those needs. Total short-term borrowings increased $133.8 million, or 194.3%, to $202.6 million at December 31, 2006 compared to $68.8 million at December 31, 2005. The additional borrowings were needed to help fund loan growth. The Company’s short-term borrowings at December 31, 2006 were comprised of $100.0 million of advances from the FHLB of Dallas and $102.6 million of securities sold under agreements to repurchase.

The average amount of short-term borrowings in 2006 was $116.2 million, compared to $143.1 million in 2005. The weighted average rate on short-term borrowings was 4.25% at December 31, 2006, compared to 1.83% at December 31, 2005. For additional information regarding short-term borrowings, see Note 9 of the Consolidated Financial Statements.

The Company’s long-term borrowings decreased $13.2 million, or 5.3%, to $237.0 million at December 31, 2006, compared to $250.2 million at December 31, 2005. Late in the fourth quarter of 2006, the Company prepaid FHLB debt totaling $11.4 million and recorded a loss of $1.0 million as a result of prepayment penalties on the debt.

The majority of the Company’s long-term borrowings, $129.3 million, were comprised of fixed-rate advances from the FHLB of Dallas which cannot be paid off without incurring substantial prepayment penalties. Remaining FHLB advances of $55.0 million consist of variable rate advances based on three-month LIBOR.

The Company’s remaining debt of $52.7 million consists of junior subordinated deferrable interest debentures of the Company issued to statutory trusts that were funded by the issuance of floating rate capital securities of the trusts. The debentures qualify as Tier 1 Capital for regulatory purposes. Interest is payable quarterly and may be deferred at any time at the election of the Company for up to 20 consecutive quarterly periods. During any deferral period the Company is subject to certain restrictions, including being prohibited from declaring dividends to its common shareholders.

During the fourth quarter, the Company issued an additional $15 million in trust preferred securities in order to provide funding to complete the announced acquisition of Pulaski Investment Corporation. The following table summarizes each outstanding issue of junior subordinated debt. For additional information, see Note 10 of the Consolidated Financial Statements.

TABLE 10 – JUNIOR SUBORDINATED DEBT COMPOSITION

(dollars in thousands)
Date Issued	Term	Callable After(2)	Interest Rate(3)	Amount
November 2002	30 years	5 years	LIBOR plus 3.25%	$10,310
June 2003	30 years	5 years	LIBOR plus 3.15%	10,310
March 2003 (1)	30 years	5 years	LIBOR plus 3.15%	6,278
September 2004	30 years	5 years	LIBOR plus 2.00%	10,310
October 2006	30 years	5 years	LIBOR plus 1.60%	15,464

Balance, December 31, 2006				$52,672

(1)	Obtained via the American Horizons acquisition.
(2)	Subject to regulatory requirements.
(3)	The interest rate on the Company’s junior subordinated debt is based on the 3-month LIBOR rate. At December 31, 2006, the 3-month LIBOR rate was 5.36%.

Shareholders’ Equity – Shareholders’ equity provides a source of permanent funding, allows for future growth and provides the Company with a cushion to withstand unforeseen adverse developments. At December 31, 2006, shareholders’ equity totaled $319.6 million, an increase of $56.0 million, or 21.2%, compared to $263.6 million at December 31, 2005. The following table details the changes in shareholders’ equity during 2006.

TABLE 11 – CHANGES IN SHAREHOLDERS’ EQUITY

(dollars in thousands)	Amount
Balance, December 31, 2005	$263,569
Common stock issued	28,460
Net income	35,695
Common stock earned from restricted stock vesting	2,913
Sale of treasury stock for stock options exercised	5,538
Cash dividends declared	(11,152)
Repurchases of common stock placed into treasury	(8,032)
Increase in other comprehensive income	2,323
Share based compensation cost	237

Balance, December 31, 2006	$319,551

On April 20, 2005, the Company announced a new stock repurchase program authorizing the repurchase of up to 375,000 common shares. During the year ended December 31, 2006, the Company repurchased a total of 138,253 shares of its Common Stock under publicly announced stock repurchase programs leaving 17,050 shares remaining for purchase under the plan announced on April 20, 2005. The following table details these purchases during 2006.

TABLE 12 – STOCK REPURCHASES

Period	Number of Shares Purchased	Average Price Paid per Share	Number of Shares Purchased as Part of Publicly Announced Repurchase Plans	Maximum Number of Shares that May Yet Be Purchased Under Repurchase Plans
January	9,700	$54.89	9,700	145,603
February	8,719	$54.92	8,719	136,884
March	20,000	$55.47	20,000	116,884
May	69,834	$59.51	69,834	47,050
June	30,000	$58.54	30,000	17,050

Total	138,253	$58.10	138,253

No shares were repurchased during the months not presented in the table. No shares were repurchased during the year ended December 31, 2006, other than through publicly announced plans.

RESULTS OF OPERATIONS

The Company reported net income of $35.7 million, $22.0 million and $27.3 million for the years ended December 31, 2006, 2005 and 2004, respectively. Earnings per share (“EPS”) on a diluted basis were $3.57 for 2006, $2.24 for 2005 and $3.01 for 2004. During 2006, interest income increased $30.0 million, interest expense increased $23.3 million, the provision for loan losses decreased $24.9 million, noninterest income decreased $2.7 million, noninterest expense increased $8.7 million and income tax expense increased $6.5 million. Cash earnings, defined as net income before the net of tax amortization of acquisition intangibles, amounted to $36.4 million, $22.8 million and $27.9 million for the years ended December 31, 2006, 2005 and 2004, respectively. Included in operating results are the results of operations of American Horizons from the acquisition date of January 31, 2005 and Alliance from the acquisition date of February 28, 2004.

Net Interest Income – Net interest income is the difference between interest realized on earning assets and interest paid on interest-bearing liabilities and is also the driver of core earnings. As such, it is subject to constant scrutiny by management. The rate of return and relative risk associated with earning assets are weighed to determine the appropriateness and mix of earning assets. Additionally, the need for lower cost funding sources is weighed against relationships with clients and future growth requirements. The Company’s average interest rate spread, which is the difference between the yields earned on earning assets and the rates paid on interest-bearing liabilities, was 2.99%, 3.23% and 3.40% during the years ended December 31, 2006, 2005 and 2004, respectively. The Company’s net interest margin on a taxable equivalent (TE) basis, which is net interest income (TE) as a percentage of average earning assets, was 3.42%, 3.54% and 3.60% during the years ended December 31, 2006, 2005 and 2004, respectively.

Net interest income increased $6.7 million, or 7.9%, in 2006 to $91.5 million compared to $84.8 million in 2005. This increase was due to a $30.0 million, or 22.2%, increase in interest income, which was partially offset by a $23.3 million, or 46.2%, increase in interest expense. The improvement in net interest income was the result of increased volumes and an improved mix of earning assets and deposits. In addition, interest income was affected in the third quarter of 2006 when the Company recorded a pre-tax $1.4 million increase in commercial loan interest income associated with the accelerated loan discount accretion of a formerly impaired credit originated by American Horizons. Although earnings improved through increased net interest income, the related net interest spread and margin ratios compressed, driven in part by the rise in short-term interest rates and the associated repricing of the Company’s assets and liabilities.

In 2005, net interest income increased $10.2 million, or 13.6%, to $84.8 million compared to $74.6 million in 2004. This increase was due to a $26.7 million, or 24.6%, increase in interest income, which was partially offset by a $16.5 million, or 48.7%, increase in interest expense.

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

Average loans made up 74.5% of average earning assets as of December 31, 2006 as compared to 74.3% at December 31, 2005. Overall, average loans increased 11.7% in 2006. The increase in average loans was funded by increased customer deposits and short-term borrowings. Average investment securities made up 23.0% of average earning assets at December 31, 2006 compared to 23.2% at December 31, 2005. Average interest-bearing deposits made up 84.9% of average interest-bearing liabilities at December 31, 2006 compared to 82.0% at December 31, 2005. Average borrowings made up 15.1% of average interest-bearing liabilities at December 31, 2006 compared to 18.0% at December 31, 2005. Tables 13 and 14 further display the changes in net interest income.

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

TABLE 13 – AVERAGE BALANCES, NET INTEREST INCOME AND INTEREST YIELDS / RATES

	Years Ended December 31,
(dollars in thousands)	2006			2005			2004
	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate
Earning assets:
Loans receivable:
Mortgage loans	$485,642	$27,011	5.56%	$438,515	$23,536	5.37%	$399,695	$21,861	5.47%
Commercial loans (TE)	1,034,492	67,347	6.65	862,799	48,287	5.74	636,359	29,882	4.85
Consumer and other loans	534,475	38,413	7.19	538,761	36,669	6.81	494,334	32,488	6.57

Total loans	2,054,609	132,771	6.53	1,840,075	108,492	5.96	1,530,388	84,231	5.57

Loans held for sale	15,246	992	6.51	12,866	709	5.51	10,391	520	5.00
Investment securities (TE)	633,270	28,954	4.75	574,832	24,192	4.44	563,271	22,974	4.32
Other earning assets	53,268	2,575	4.83	49,773	1,855	3.73	39,986	885	2.21

Total earning assets	2,756,393	165,292	6.09	2,477,546	135,248	5.56	2,144,036	108,610	5.18

Allowance for loan losses	(36,570)			(27,908)			(19,488)
Nonearning assets	288,651			267,425			213,897

Total assets	$3,008,474			$2,717,063			$2,338,445

Interest-bearing liabilities:
Deposits:
NOW accounts	$623,211	$15,427	2.48%	$558,705	$9,239	1.65%	$510,187	$5,613	1.10%
Savings and money market accounts	589,137	12,075	2.05	480,836	6,171	1.28	403,331	3,116	0.77
Certificates of deposit	803,154	30,614	3.81	727,666	21,187	2.91	624,959	15,108	2.42

Total interest-bearing deposits	2,015,502	58,116	2.88	1,767,207	36,597	2.07	1,538,477	23,837	1.55

Short-term borrowings	116,165	3,911	3.32	143,100	3,395	2.34	188,589	2,644	1.38
Long-term debt	243,058	11,743	4.77	245,561	10,458	4.20	173,386	7,501	4.26

Total interest-bearing liabilities	2,374,725	73,770	3.10	2,155,868	50,450	2.33	1,900,452	33,982	1.78

Noninterest-bearing demand deposits	336,190			283,396			208,887
Noninterest-bearing liabilities	20,049			16,170			18,420

Total liabilities	2,730,964			2,455,434			2,127,759
Shareholders’ equity	277,510			261,629			210,686

Total liabilities and shareholders’ equity	$3,008,474			$2,717,063			$2,338,445

Net earning assets	$381,668			$321,678			$243,584
Net interest spread		$91,522	2.99%		$84,798	3.23%		$74,628	3.40%
Net interest income (TE) / Net interest margin (TE)		$95,066	3.42%		$88,082	3.54%		$77,489	3.60%

The following table displays the dollar amount of changes in interest income and interest expense for major components of earning assets and interest-bearing liabilities. The table distinguishes between (i) changes attributable to volume (changes in average volume between periods times the average yield/rate for the two periods), (ii) changes attributable to rate (changes in average rate between periods times the average volume for the two periods), and (iii) total increase (decrease).

TABLE 14 – SUMMARY OF CHANGES IN NET INTEREST INCOME

	2006 / 2005			2005 / 2004
	Change Attributable To			Change Attributable To
(dollars in thousands)	Volume	Rate	Total Increase (Decrease)	Volume	Rate	Total Increase (Decrease)
Earning assets:
Loans receivable:
Mortgage loans	$2,575	$901	$3,476	$2,104	$(429)	$1,675
Commercial loans (TE)	10,360	8,700	19,060	11,553	6,852	18,405
Consumer and other loans	(386)	2,130	1,744	3,038	1,143	4,181
Loans held for sale	143	140	283	130	59	189
Investment securities (TE)	2,614	2,148	4,762	445	773	1,218
Other earning assets	106	614	720	281	689	970

Total net change in income on earning assets	15,412	14,633	30,045	17,551	9,087	26,638

Interest-bearing liabilities:
Deposits:
NOW accounts	1,332	4,856	6,188	645	2,981	3,626
Savings and money market accounts	2,791	3,113	5,904	1,425	1,630	3,055
Certificates of deposit	2,538	6,889	9,427	2,686	3,393	6,079
Borrowings	(1,916)	3,718	1,802	1,968	1,740	3,708

Total net change in expense on interest-bearing liabilities	4,745	18,576	23,321	6,724	9,744	16,468

Change in net interest income (TE)	$10,667	$(3,943)	$6,724	$10,827	$(657)	$10,170

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

As a result of strong asset quality of the loan portfolio and improvements in outstanding credits in the hurricane-affected areas, the Company recorded a negative loan loss provision of $7.8 million for the year ended December 31, 2006. This compares to a $17.1 million provision in 2005. The 2005 provision included a loan loss provision of $14.4 million during the third quarter for Hurricanes Katrina and Rita. The provision for loan losses was $4.0 million in 2004. Net loan charge-offs were $357,000 for 2006 compared to $3.6 million for 2005. The allowance for loan losses as a percentage of outstanding loans, net of unearned income, was 1.34% at December 31, 2006, compared to 1.98% at year-end 2005. A discussion of credit quality can be found in the section on “Asset Quality and Allowance for Loan Losses” in this analysis.

Noninterest Income – The Company reported noninterest income of $23.5 million in 2006 compared to $26.1 million for 2005. The following table illustrates the primary components of noninterest income for the years indicated.

TABLE 15 – NONINTEREST INCOME

(dollars in thousands)	2006	2005	Percent Increase (Decrease)	2004	Percent Increase (Decrease)
Service charges on deposit accounts	$13,167	$13,427	(1.9)%	$12,317	9.0%
ATM/debit card fee income	3,429	2,709	26.6	2,012	34.6
Income from bank owned life insurance	2,085	1,979	5.3	1,663	19.0
Gain on sale of loans, net	745	2,497	(70.2)	2,794	(10.6)
Gain on sale of assets	99	826	(88.0)	220	275.5
Gain (loss) on sale of investments, net	(4,083)	(39)	(10,369.2)	698	—
Broker commission income	4,054	2,410	68.2	1,833	31.5
Other income	3,954	2,332	69.6	1,680	38.8

Total noninterest income	$23,450	$26,141	(10.3)%	$23,217	12.6%

Service charges on deposit accounts decreased $260,000 in 2006 primarily due to customer migration to deposit products with lower fees. Customers also incurred fewer account analysis fees in 2006.

ATM/debit card fee income increased $720,000 in 2006 due to increased usage and an expanding cardholder base.

Gain on sale of loans decreased $1.8 million in 2006 as a result of a loss of $1.1 million recorded in December on the transfer of a pool of lower-yielding mortgage loans into loans held for sale. The sale of these loans was completed in January 2007. Additionally, gains on the sale of mortgage loans were lower in 2006 as a result of reduced demand for mortgage refinancings and associated sales of these loans into the secondary market.

Gain on sale of assets decreased $727,000 in 2006. This decrease is primarily the result of gains on the sale of three excess properties during 2005. One of the properties was located in New Orleans, while the other two were located in Northeast Louisiana.

The Company’s loss on the sale of investments was $4.1 million in 2006, an increase from a minimal loss in 2005. The loss on the sale of investments was a result of the Company selling $109.3 million in investments during the year. The securities sold had a weighted-average yield of 4.0%. The proceeds from these sales were used to purchase investments with a weighted-average yield of 5.1%.

Broker commission income increased $1.6 million in 2006 as a result of Iberia Financial Services’ success in adding clients and increased transaction volume during the year.

Other noninterest income increased $1.6 million in 2006. Noninterest income benefited from the inclusion of $1.3 million in derivative gains on swaps and net cash settlements included in this line item. During the third quarter of 2006, the Company revised its method of accounting for interest rate swaps associated with its junior subordinated debt. The Company had previously accounted for these swaps using hedge accounting as prescribed by SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. Under hedge accounting, changes in the fair value of the swaps were recorded in Shareholders’ Equity. These fair value changes are now recorded in noninterest income. For additional information, see Notes 1 and 14 of the Consolidated Financial Statements. Other noninterest income also benefited from modest increases in other commission/fee categories.

Noninterest income increased $2.9 million from 2004 to 2005 primarily due to a $1.1 million increase in service charges due to increased volume related to the American Horizons acquisition and revenue enhancement initiatives, a $697,000 increase in ATM/debit card fees due to the expanded cardholder base attributable to the American Horizons acquisition and increased usage, a $316,000 increase in income from bank owned life insurance as the Company increased its average investment in bank owned life insurance, $606,000 increase in gains on the sale of assets as the result of the sale of three excess properties, a $577,000 rise in broker commissions, a $259,000 payment received as a result of the conversion of the Company’s ownership interest in the PULSE EFT Association (“PULSE”) as a result of PULSE’s merger with Discover Financial Services and modest increases in several other noninterest income fee categories. Noninterest income was adversely impacted by a $297,000 decrease in gains on the sale of mortgage loans in the secondary market as refinance activity slowed and a $0.7 million decrease in gains on the sales of investments.

Noninterest Expense – The Company reported noninterest expense of $73.1 million in 2006 compared to $64.4 million for 2005. Ongoing attention to expense control is part of the Company’s corporate culture. However, the Company has embarked on a significant expansion initiative which includes new branches, acquisitions and product expansion. This expansion has caused increases in several components of noninterest expense. The following table illustrates the primary components of noninterest expense for the years indicated.

TABLE 16 – NONINTEREST EXPENSE

(dollars in thousands)	2006	2005	Percent Increase (Decrease)	2004	Percent Increase
Salaries and employee benefits	$40,023	$33,973	17.8%	$29,846	13.8%
Occupancy and equipment	9,445	8,319	13.5	6,834	21.7
Franchise and shares tax	2,991	3,161	(5.4)	2,607	21.2
Communication and delivery	3,118	3,107	0.4	2,814	10.4
Marketing and business development	2,124	1,766	20.3	1,582	11.7
Data processing	2,678	1,837	45.8	1,492	23.1
Printing, stationery and supplies	1,007	992	1.5	845	17.4
Amortization of acquisition intangibles	1,118	1,207	(7.4)	885	36.3
Professional services	2,103	2,339	(10.1)	1,802	29.8
Other expenses	8,520	7,737	10.1	6,190	25.0

Total noninterest expense	$73,127	$64,438	13.5%	$54,897	17.4%

Salaries and employee benefits increased $6.1 million in 2006 due to increased staffing associated with the Company’s branch expansion initiative, as well as several strategic hires made during 2006.

Occupancy and equipment and data processing expenses increased $1.1 million and $841,000, respectively, in 2006 primarily due to branch expansion and infrastructure improvements.

Franchise and shares tax decreased $170,000 in 2006 due to lower assessments of the tax. Both capital and income levels are key components of the Louisiana shares tax calculation.

Marketing and business development expense increased $358,000 in 2006 as the Company expanded advertising and business development programs in selected markets.

Other noninterest expenses increased $783,000 in 2006. The largest component of the increase was a $1.0 million prepayment penalty incurred to pay off $11.4 million in FHLB advances. The Company also incurred merger-related expenses of $394,000 in 2006 associated with the pending acquisitions of the Arkansas franchises. These increases were offset partially by a $236,000 decrease in legal and professional expenses, $176,000 in ATM/ debit card expenses, and $401,000 of non-recurring expenses associated with the hurricanes recorded in 2005.

Noninterest expense increased $9.5 million from 2004 to 2005 primarily due to an increase of $4.1 million in salaries and employee benefits due to increased staffing associated with the American Horizons acquisition and the Company’s branch expansion initiative. The Company also recorded $470,000 of compensation expense due to the immediate vesting of all outstanding unvested stock options on December 30, 2005. Other non-interest expense increased $2.1 million primarily due to one-time expenses associated with the integration and conversion of American Horizons, $401,000 of one-time expenses associated with damages and other costs resulting from Hurricanes Katrina and Rita, a $537,000 increase in professional services, and a $389,000 increase in ATM/debit card expenses.

Income Taxes – For the years ended December 31, 2006, 2005 and 2004, the Company incurred income tax expense of $14.0 million, $7.4 million and $11.6 million, respectively. The Company’s effective tax rate amounted to 28.1%, 25.3% and 29.7% during 2006, 2005 and 2004, respectively. The difference between the effective tax rate and the statutory tax rate primarily relates to variances in items that are non-taxable or non-deductible, primarily the effect of tax-exempt income, the non-deductibility of part of the amortization of acquisition intangibles, and various tax credits taken. The increase in the Company’s effective tax rates for 2006 is attributable to increased net income before taxes. The Company’s tax rate in 2005 included the effect of the third quarter net loss and the decrease in ESOP compensation expense, a large portion of which was not deductible for tax purposes. For more information, see Note 12 of the Consolidated Financial Statements.

CAPITAL RESOURCES

Federal regulations impose minimum regulatory capital requirements on all institutions with deposits insured by the Federal Deposit Insurance Corporation. The Federal Reserve Board (“FRB”) imposes similar capital regulations on bank holding companies. Compliance with bank and bank holding company regulatory capital requirements, which include leverage and risk-based capital guidelines, are monitored by the Company on an ongoing basis. Under the risk-based capital method, a risk weight is assigned to balance sheet and off-balance sheet items based on regulatory guidelines. At December 31, 2006, the Company exceeded all regulatory capital ratio requirements with a Tier 1 leverage capital ratio of 9.01%, a Tier 1 risk-based capital ratio of 11.81% and a total risk-based capital ratio of 13.06%. At December 31, 2006, the Bank also exceeded all regulatory capital ratio requirements with a Tier 1 leverage capital ratio of 7.02%, a Tier 1 risk-based capital ratio of 9.19% and a total risk-based capital ratio of 10.44`%.

In addition, the Company has junior subordinated debt totaling $52.7 million, which may be included in Tier 1 capital up to 25% of the total of the Company’s core capital elements, including the junior subordinated debt. For additional information, see Note 10 of the Consolidated Financial Statements.

LIQUIDITY

The Company’s liquidity, represented by cash and cash equivalents, is a product of its operating, investing and financing activities. The Company manages its liquidity with the objective of maintaining sufficient funds to respond to the needs of depositors and borrowers and to take advantage of earnings enhancement opportunities. The primary sources of funds for the Company are deposits, borrowings, repayments and maturities of loans and investment securities, securities sold under agreements to repurchase, as well as funds provided from operations. Certificates of deposit scheduled to mature in one year or less at December 31, 2006 totaled $648.3 million. Based on past experience, management believes that a significant portion of maturing deposits will remain with the Company. Additionally, the majority of the investment security portfolio is classified by the Company as available-for-sale which provides the ability to liquidate securities as needed. Due to the relatively short planned duration of the investment security portfolio, the Company continues to experience significant cash flows on a normal basis.

While scheduled cash flows from the amortization and maturities of loans and securities are relatively predictable sources of funds, deposit flows and prepayments of loan and investment securities are greatly influenced by general interest rates, economic conditions and competition. The FHLB of Dallas provides an additional source of liquidity to make funds available for general requirements and also to assist with the variability of less predictable funding sources. At December 31, 2006, the Company had $281.3 million of outstanding advances from the FHLB of Dallas. Additional advances available at December 31, 2006 from the FHLB of Dallas amounted to $487.6 million. The Company and the Bank also have various funding arrangements with commercial banks providing up to $80 million in the form of federal funds and other lines of credit. At December 31, 2006, there was no balance outstanding on these lines and all of the funding was available to the Company.

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

The Company’s interest rate risk model indicated that the Company remained essentially neutral in terms of interest rate sensitivity. However, management believes competitive deposit pricing pressures may make the Company slightly more liability sensitive than indicated by the model. Based on the Company’s interest rate risk model, the table below illustrates the impact of an immediate and sustained 100 and 200 basis point increase or decrease in interest rates on net interest income:

Shift in Interest Rates (in bps)	% Change in Projected Net Interest Income
+200	3.0%
+100	2.0
-100	2.2
-200	1.6

The impact of a flattening yield curve, as anticipated in the forward curve as of December 31, 2006, would approximate a 2.2% increase in net interest income. The computations of interest rate risk shown above do not necessarily include certain actions that management may undertake to manage this risk in response to anticipated changes in interest rates.

The rate environment is a function of the monetary policy of the FRB. The principal tools of the FRB for implementing monetary policy are open market operations, or the purchases and sales of U.S. Treasury and federal agency securities. The FRB’s objective for open market operations has varied over the years, but the focus has gradually shifted toward attaining a specified level of the federal funds rate to achieve the long-run goals of price stability and sustainable economic growth. The federal funds rate is the basis for overnight funding and drives the short end of the yield curve. Longer maturities are influenced by FRB purchases and sales and also expectations of monetary policy going forward. The FRB began to increase the targeted level for the federal funds rate in June 2004 after reaching an all-time low of 1.00% in mid-2003. The targeted fed funds rate has increased four times by 25 basis points in 2006 meetings and ended the year at 5.25%. Although each FRB rate increase becomes more challenging to offset, the ability to delay deposit rate increases and less aggressive repricing of the maturing certificate of deposit portfolio has allowed the Company to offset the negative impact of recent FRB rate movements. Although management believes that the Company is not significantly affected by changes in interest rates over an extended period of time, the continued flattening of the yield curve will exert downward pressure on the net interest margin and net interest income. Under traditional measures of interest rate gap positions, the Company is slightly liability sensitive in the short-term.

As part of its asset/liability management strategy, the Company has emphasized the origination of commercial and consumer loans, which typically have shorter terms than residential mortgage loans and/or adjustable or variable rates of interest. The majority of fixed-rate, long-term residential loans are sold in the secondary market to avoid assumption of the rate risk associated with longer duration assets in the current low rate environment. As of December 31, 2006, $634.0 million, or 28.4%, of the Company’s total loan portfolio had adjustable interest rates. The Bank has no significant concentration to any single loan component or industry segment.

The Company’s strategy with respect to liabilities in recent periods has been to emphasize transaction accounts, particularly noninterest or low interest-bearing transaction accounts, which are not sensitive to changes in interest rates. At December 31, 2006, 64.9% of the Company’s deposits were in transaction and limited-transaction accounts, compared to 66.0% at December 31, 2005. Noninterest bearing transaction accounts totaled 14.7% of total deposits at December 31, 2006, compared to 15.6% of total deposits at December 31, 2005.

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

OTHER OFF-BALANCE SHEET ACTIVITIES

In the normal course of business, the Company is a party to a number of activities that contain credit, market and operational risk that are not reflected in whole or in part in the Company’s consolidated financial statements. Such activities include traditional off-balance sheet credit-related financial instruments, commitments under operating leases and long-term debt. The Company provides customers with off-balance sheet credit support through loan commitments, lines of credit and standby letters of credit. Many of the unused commitments are expected to expire unused or be only partially used; therefore, the total amount of unused commitments does not necessarily represent future cash requirements. The Company anticipates it will continue to have sufficient funds together with available borrowings to meet its current commitments. At December 31, 2006, the total approved loan commitments outstanding amounted to $31.9 million. At the same date, commitments under unused lines of credit, including credit card lines, amounted to $539.2 million. Included in these totals are commercial commitments amounting to $395.5 million as shown in the following table.

TABLE 17 – COMMERCIAL COMMITMENT EXPIRATION PER PERIOD

(dollars in thousands)	Less Than 1 Year	1 – 3 Years	4 – 5 Years	Over 5 Years	Total
Unused commercial lines of credit	$283,831	$31,185	$18,112	$14,590	$347,718
Unused loan commitments	25,323	—	—	—	25,323
Standby letters of credit	17,482	4,982	—	—	22,464

Total	$326,636	$36,167	$18,112	$14,590	$395,505

The Company has entered into a number of long-term leasing arrangements to support the ongoing activities of the Company. The required payments under such commitments and other debt commitments at December 31, 2006 are shown in the following table.

TABLE 18 – CONTRACTUAL OBLIGATIONS AND OTHER DEBT COMMITMENTS

(dollars in thousands)	2007	2008	2009	2010	2011	2012 and After	Total
Operating leases	$1,252	$1,136	$1,095	$1,014	$787	$3,039	$8,323
Certificates of deposit	648,290	153,834	23,616	14,033	7,338	3,767	850,878
Short-term borrowings	202,605	—	—	—	—	—	202,605
Long-term debt	36,339	43,640	77,905	37,166	17,619	24,328	236,997

Total	$888,486	$198,610	$102,616	$52,213	$25,744	$31,134	$1,298,803

IMPACT OF INFLATION AND CHANGING PRICES

The consolidated financial statements and related financial data presented herein have been prepared in accordance with generally accepted accounting principles, which generally require the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation. Unlike most industrial companies, the majority of the Company’s assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on the Company’s performance than does the effect of inflation. Although fluctuations in interest rates are neither completely predictable nor controllable, the Company regularly monitors its interest rate position and oversees its financial risk management by establishing policies and operating limits. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates. Although not as critical to the banking industry as to other industries, inflationary factors may have some impact on the Company’s growth, earnings, total assets and capital levels. Management does not expect inflation to be a significant factor in 2007.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

(dollars in thousands, except per share data)	Years Ended December 31,
	2006	2005	2004	2003	2002
Balance Sheet Data
Total assets	$3,203,046	$2,852,592	$2,448,602	$2,115,811	$1,570,588
Cash and cash equivalents	84,905	126,800	53,265	69,521	63,775
Loans receivable	2,234,002	1,918,516	1,650,626	1,412,349	1,044,492
Investment securities	581,352	572,582	566,955	479,622	368,122
Goodwill and acquisition intangibles	99,070	100,576	68,310	62,786	35,401
Deposit accounts	2,422,582	2,242,956	1,773,489	1,589,114	1,242,232
Borrowings	439,602	319,061	442,542	318,881	172,261
Shareholders’ equity	319,551	263,569	220,162	195,169	139,598

Book value per share (1)	$31.07	$27.60	$25.62	$23.43	$19.90
Tangible book value per share (1) (3)	21.43	17.07	17.67	15.89	14.86

(dollars in thousands, except per share data)	Years Ended December 31,
	2006	2005	2004	2003	2002
Income Statement Data
Interest income	$165,292	$135,248	$108,610	$96,509	$87,552
Interest expense	73,770	50,450	33,982	28,876	27,958

Net interest income	91,522	84,798	74,628	67,633	59,594
Provision for (reversal of) loan losses	(7,803)	17,069	4,041	6,300	6,197

Net interest income after provision for (reversal of) loan losses	99,325	67,729	70,587	61,333	53,397
Noninterest income	23,450	26,141	23,217	23,064	17,866
Noninterest expense	73,127	64,438	54,897	50,629	44,032

Income before income taxes	49,648	29,432	38,907	33,768	27,231
Income taxes	13,953	7,432	11,568	10,216	8,778

Net income	$35,695	$22,000	$27,339	$23,552	$18,453

Earnings per share – basic	$3.80	$2.40	$3.26	$2.97	$2.61
Earnings per share – diluted	3.57	2.24	3.01	2.74	2.42
Cash earnings per share – diluted	3.64	2.32	3.07	2.79	2.45
Cash dividends per share	1.22	1.00	0.85	0.72	0.61

	At or For the Years Ended December 31,
	2006	2005	2004	2003	2002
Key Ratios (2)
Return on average assets	1.19%	0.81%	1.17%	1.20%	1.26%
Return on average equity	12.86	8.41	12.98	13.05	13.12
Return on average tangible equity (3)	20.52	13.96	19.52	19.57	17.78
Equity to assets at end of period	9.98	9.24	8.99	9.22	8.89
Earning assets to interest-bearing liabilities	116.07	114.92	112.82	113.87	116.35
Interest rate spread (4)	2.99	3.23	3.40	3.67	4.19
Net interest margin (TE) (4) (5)	3.42	3.54	3.60	3.89	4.53
Noninterest expense to average assets	2.43	2.37	2.35	2.58	3.01
Efficiency ratio (6)	63.60	58.08	56.11	55.82	56.85
Tangible efficiency ratio (TE) (3) (4)	60.19	54.85	53.16	52.96	55.03
Dividend payout ratio	33.64	43.56	26.55	25.37	23.68

Asset Quality Data
Nonperforming assets to total assets at end of period (7)	0.16%	0.21%	0.25%	0.34%	0.42%
Allowance for loan losses to nonperforming loans at end of period (7)	993.76	659.29	355.17	355.92	301.64
Allowance for loan losses to total loans at end of period	1.34	1.98	1.22	1.29	1.25

Consolidated Capital Ratios
Tier 1 leverage capital ratio	9.01%	7.65%	7.63%	7.50%	7.62%
Tier 1 risk-based capital ratio	11.81	10.70	11.13	10.94	10.66
Total risk-based capital ratio	13.06	11.96	12.36	12.20	11.89

(1)	Shares used for book value purposes exclude shares held in treasury and unreleased shares held by the Employee Stock Ownership Plan at the end of the period.
(2)	With the exception of end-of-period ratios, all ratios are based on average daily balances during the respective periods.
(3)	Tangible calculations eliminate the effect of goodwill and acquisition related intangible assets and the corresponding amortization expense on a tax-effected basis where applicable.
(4)	Interest rate spread represents the difference between the weighted average yield on earning assets and the weighted average cost of interest-bearing liabilities. Net interest margin represents net interest income as a percentage of average earning assets.
(5)	Fully taxable equivalent (TE) calculations include the tax benefit associated with related income sources that are tax-exempt using a marginal tax rate of 35%.
(6)	The efficiency ratio represents noninterest expense as a percentage of total revenues. Total revenues is the sum of net interest income and noninterest income.
(7)	Nonperforming loans consist of nonaccruing loans and loans 90 days or more past due. Nonperforming assets consist of nonperforming loans and repossessed assets.

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

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on our assessment, management believes that, as of December 31, 2006, the Company’s internal control over financial reporting is effective based on those criteria.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

IBERIABANK Corporation

We have audited management’s assessment, included in the accompanying Management Report on Internal Control over Financial Reporting, that IBERIABANK Corporation maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). IBERIABANK Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

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

In our opinion, management’s assessment that IBERIABANK Corporation maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also in our opinion, IBERIABANK Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets and the related consolidated statements of income, shareholders’ equity and cash flows of IBERIABANK Corporation and Subsidiary, and our report dated February 16, 2007 expressed an unqualified opinion.

/s/ Castaing, Hussey & Lolan, LLC

New Iberia, Louisiana

February 16, 2007

REPORT OF CASTAING, HUSSEY & LOLAN, LLC

INDEPENDENT REGISTERED ACCOUNTING FIRM

To the Board of Directors and Shareholders of

IBERIABANK Corporation

We have audited the accompanying consolidated balance sheets of IBERIABANK Corporation and Subsidiary as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of IBERIABANK Corporation and Subsidiary as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of IBERIABANK Corporation’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 16, 2007 expressed an unqualified opinion on management’s assessment of internal control over financial reporting and an unqualified opinion on the effectiveness of internal control over financial reporting.

/s/ Castaing, Hussey & Lolan, LLC

New Iberia, Louisiana

February 16, 2007

IBERIABANK CORPORATION AND SUBSIDIARY

Consolidated Balance Sheets

December 31, 2006 and 2005

(dollars in thousands, except share data)	2006	2005
Assets
Cash and due from banks	$51,078	$66,697
Interest-bearing deposits in banks	33,827	60,103

Total cash and cash equivalents	84,905	126,800
Securities available for sale, at fair value	558,832	543,495
Securities held to maturity, fair values of $22,677 and $29,337, respectively	22,520	29,087
Mortgage loans held for sale	54,273	10,515
Loans, net of unearned income	2,234,002	1,918,516
Allowance for loan losses	(29,922)	(38,082)

Loans, net	2,204,080	1,880,434
Premises and equipment, net	71,007	55,010
Goodwill	92,779	93,167
Other assets	114,650	114,084

Total Assets	$3,203,046	$2,852,592

Liabilities
Deposits:
Noninterest-bearing	$354,961	$350,065
Interest-bearing	2,067,621	1,892,891

Total deposits	2,422,582	2,242,956
Short-term borrowings	202,605	68,849
Long-term debt	236,997	250,212
Other liabilities	21,311	27,006

Total Liabilities	2,883,495	2,589,023

Shareholders’ Equity
Preferred stock, $1 par value - 5,000,000 shares authorized	—	—
Common stock, $1 par value - 25,000,000 shares authorized; 12,378,902 and 11,801,979 shares issued, respectively (1)	12,379	11,802
Additional paid-in capital	227,854	190,655
Retained earnings	173,794	150,107
Unearned compensation	(13,371)	(9,594)
Accumulated other comprehensive income	(3,306)	(5,629)
Treasury stock at cost - 2,092,471 and 2,253,167 shares, respectively (1)	(77,799)	(73,772)

Total Shareholders’ Equity	319,551	263,569

Total Liabilities and Shareholders’ Equity	$3,203,046	$2,852,592

The accompanying Notes are an integral part of these Consolidated Financial Statements.

IBERIABANK CORPORATION AND SUBSIDIARY

Consolidated Statements of Income

Years Ended December 31, 2006, 2005 and 2004

(dollars in thousands, except per share data)	2006	2005	2004
Interest and Dividend Income
Loans, including fees	$132,771	$108,492	$84,231
Mortgage loans held for sale, including fees	992	709	520
Investment securities:
Taxable interest	26,920	21,698	20,425
Tax-exempt interest	2,034	2,494	2,549
Other	2,575	1,855	885

Total interest and dividend income	165,292	135,248	108,610

Interest Expense
Deposits	58,116	36,597	23,837
Short-term borrowings	3,911	3,395	2,644
Long-term debt	11,743	10,458	7,501

Total interest expense	73,770	50,450	33,982

Net interest income	91,522	84,798	74,628
Provision for (reversal of) loan losses	(7,803)	17,069	4,041

Net interest income after provision for (reversal of) loan losses	99,325	67,729	70,587

Noninterest Income
Service charges on deposit accounts	13,167	13,427	12,317
ATM/debit card fee income	3,429	2,709	2,012
Income from bank owned life insurance	2,085	1,979	1,663
Gain on sale of loans, net	745	2,497	2,794
Gain on sale of assets	99	826	220
Gain (loss) on sale of investments, net	(4,083)	(39)	698
Trading gains and settlements on swaps	1,330	—	—
Broker commissions	4,054	2,410	1,833
Other income	2,624	2,332	1,680

Total noninterest income	23,450	26,141	23,217

Noninterest Expense
Salaries and employee benefits	40,023	33,973	29,846
Occupancy and equipment	9,445	8,319	6,834
Franchise and shares tax	2,991	3,161	2,607
Communication and delivery	3,118	3,107	2,814
Marketing and business development	2,124	1,766	1,582
Data processing	2,678	1,837	1,492
Printing, stationery and supplies	1,007	992	845
Amortization of acquisition intangibles	1,118	1,207	885
Professional services	2,103	2,339	1,802
Other expenses	8,520	7,737	6,190

Total noninterest expense	73,127	64,438	54,897

Income before income tax expense	49,648	29,432	38,907
Income tax expense	13,953	7,432	11,568

Net Income	$35,695	$22,000	$27,339

Earnings per share - basic (1)	$3.80	$2.40	$3.26
Earnings per share - diluted (1)	$3.57	$2.24	$3.01

The accompanying Notes are an integral part of these Consolidated Financial Statements.

IBERIABANK CORPORATION AND SUBSIDIARY

Consolidated Statements of Shareholders’ Equity

Years Ended December 31, 2006, 2005 and 2004

(dollars in thousands, except share and per share data)	Common Stock	Additional Paid-In Capital	Retained Earnings	Unearned Compensation	Accumulated Other Comprehensive Income	Treasury Stock	Total
Balance, December 31, 2003 (1)	10,453	114,674	117,876	(2,668)	183	(45,349)	195,169

Comprehensive income:
Net income			27,339				27,339
Change in unrealized gain on securities available for sale, net of deferred taxes					(214)		(214)
Change in fair value of derivatives used for cash flow hedges, net of tax effect					421		421

Total comprehensive income							27,546
Cash dividends declared, $0.85 per share			(7,257)				(7,257)
Reissuance of treasury stock under stock option plan, net of shares surrendered in payment, including tax benefit, 170,619 shares		1,114				3,005	4,119
Common stock released by ESOP trust		2,135		435			2,570
Common stock earned by participants of recognition and retention plan trust, including tax benefit		745		636			1,381
Common stock issued for recognition and retention plan		2,965		(3,984)		1,019	—
Common stock issued for acquisition	359	15,208	(71)				15,496
Treasury stock acquired at cost, 408,334 shares						(18,862)	(18,862)

Balance, December 31, 2004	10,812	136,841	137,887	(5,581)	390	(60,187)	220,162

Comprehensive income:
Net income			22,000				22,000
Change in unrealized gain on securities available for sale, net of deferred taxes					(7,030)		(7,030)
Change in fair value of derivatives used for cash flow hedges, net of tax effect					1,011		1,011

Total comprehensive income							15,981
Cash dividends declared, $1.00 per share			(9,582)				(9,582)
Reissuance of treasury stock under stock option plan, net of shares surrendered in payment, including tax benefit, 203,813 shares		1,539				2,026	3,565
Common stock released by ESOP trust		519		103			622
Common stock earned by participants of recognition and retention plan trust, including tax benefit		564		1,554			2,118
Common stock issued for recognition and retention plan		3,777		(5,670)		1,893	—
Common stock issued for acquisition	990	46,945	(198)				47,737
Share based compensation cost		470					470
Treasury stock acquired at cost, 365,488 shares						(17,504)	(17,504)

Balance, December 31, 2005	11,802	190,655	150,107	(9,594)	(5,629)	(73,772)	263,569

Comprehensive income:
Net income			35,695				35,695
Change in unrealized gain on securities available for sale, net of deferred taxes					2,858		2,858
Change in fair value of derivatives used for cash flow hedges, net of tax effect					(535)		(535)

Total comprehensive income							38,018
Cash dividends declared, $1.22 per share		856	(12,008)				(11,152)
Reissuance of treasury stock under stock option plan, net of shares surrendered in payment, including tax benefit, 188,394 shares		3,090				2,448	5,538
Common stock earned by participants of recognition and retention plan trust, including tax benefit		264		2,649			2,913
Common stock issued for recognition and retention plan		4,869		(6,426)		1,557	—
Common stock issued	577	27,883					28,460
Share based compensation cost		237					237
Treasury stock acquired at cost, 138,253 shares						(8,032)	(8,032)

Balance, December 31, 2006	$12,379	$227,854	$173,794	$(13,371)	$(3,306)	$(77,799)	$319,551

The accompanying Notes are an integral part of these Consolidated Financial Statements.

IBERIABANK CORPORATION AND SUBSIDIARY

Consolidated Statements of Cash Flows

Years Ended December 31, 2006, 2005 and 2004

(dollars in thousands)	2006	2005	2004
Cash Flows from Operating Activities
Net income	$35,695	$22,000	$27,339
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5,478	5,245	4,326
Provision for (reversal of) loan losses	(7,803)	17,069	4,041
Noncash compensation expense	3,150	2,824	3,334
Gain on sale of assets	(64)	(1,081)	(221)
Loss (gain) on sale of investments	4,087	39	(698)
Loss on abandonment of fixed assets	187	129	—
Amortization of premium/discount on investments	272	1,909	2,807
Derivative gains on swaps	(803)	—	—
Current provision (benefit) for deferred income taxes	4,381	(3,236)	1,816
Net change in loans held for sale	(13,435)	(2,406)	(2,328)
Cash retained from tax benefit associated with share-based payment arrangements	(3,112)	—	—
Other operating activities, net	(4,277)	(627)	(7,034)

Net Cash Provided by Operating Activities	23,756	41,865	33,382

Cash Flows from Investing Activities
Proceeds from sales of securities available for sale	112,003	23,737	42,762
Proceeds from maturities, prepayments and calls of securities available for sale	232,873	96,071	134,582
Purchases of securities available for sale	(363,225)	(137,529)	(269,134)
Proceeds from maturities, prepayments and calls of securities held to maturity	6,515	10,836	13,237
Proceeds from sale of loans	—	3,172	—
Increase in loans receivable, net	(348,506)	(78,414)	(190,959)
Proceeds from sale of premises and equipment	810	3,296	76
Purchases of premises and equipment	(21,930)	(14,686)	(9,430)
Proceeds from disposition of real estate owned	1,010	2,038	3,533
Purchases of other real estate owned	(794)	—	—
Cash received in excess of cash paid in acquisition	—	20,736	4,320
Other investing activities, net	(1,491)	6,277	(3,510)

Net Cash Used in Investing Activities	(382,735)	(64,466)	(274,523)

Cash Flows from Financing Activities
Increase in deposits	180,303	277,461	123,303
Net change in short-term borrowings	133,756	(167,604)	73,863
Proceeds from long-term debt	25,000	34,255	51,100
Repayments of long-term debt	(37,407)	(23,037)	(462)
Dividends paid to shareholders	(11,390)	(8,836)	(6,606)
Proceeds from sale of treasury stock for stock options exercised	3,282	1,407	2,549
Costs of issuance of common stock	(1,540)	(6)	—
Payments to repurchase common stock	(8,032)	(17,504)	(18,862)
Common stock issued	30,000	—	—
Cash retained from tax benefit associated with share-based payment arrangements	3,112	—	—

Net Cash Provided by Financing Activities	317,084	96,136	224,885

Net (Decrease) Increase In Cash and Cash Equivalents	(41,895)	73,535	(16,256)
Cash and Cash Equivalents at Beginning of Period	126,800	53,265	69,521

Cash and Cash Equivalents at End of Period	$84,905	$126,800	$53,265

Supplemental Schedule of Noncash Activities
Acquisition of real estate in settlement of loans	$1,121	$1,553	$1,792
Common stock issued in acquisition	$—	$47,744	$15,496
Transfer of property into Other Real Estate	$760	$—	$—
Exercise of stock options with payment in company stock	$384	$2,075	$134
2,359,854 shares issued in stock split, par value of shares issued	$—	$2,360	$—

Supplemental Disclosures
Cash paid for:
Interest on deposits and borrowings	$71,690	$49,687	$33,420
Income taxes, net	$11,400	$5,029	$5,478

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

NATURE OF OPERATIONS: The Company is a Louisiana corporation that has historically served as the bank holding company for the Bank, a Louisiana chartered state commercial bank. Through the Bank, the Company offers commercial and retail products and services to customers throughout the state of Louisiana, including New Orleans, Baton Rouge, Shreveport, Northeast Louisiana, LaPlace, Houma, and the Acadiana and Northshore regions of Louisiana. Management of the Company monitors the revenue streams of the various products, services and markets; however, operations are managed and financial performance is evaluated on a company-wide basis. Accordingly, all of the Company’s banking operations are considered by management to be aggregated in one reportable operating segment. Because the overall banking operations comprise substantially all of the consolidated operations, no separate segment disclosures are presented.

USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Material estimates that are susceptible to significant change in the near term are the allowance for loan losses, valuation of goodwill, intangible assets and other purchase accounting adjustments and share based compensation.

CONCENTRATION OF CREDIT RISKS: Most of the Company’s business activity is with customers located within the State of Louisiana. The Company’s lending activity is concentrated in the Company’s five primary market areas in Louisiana. The Company in recent years has emphasized originations of commercial loans and private banking loans. Repayment of loans is expected to come from cash flows of the borrower. Losses are limited by the value of the collateral upon default of the borrowers. The Company does not have any significant concentrations to any one industry or customer.

CASH AND CASH EQUIVALENTS: For purposes of presentation in the consolidated statements of cash flows, cash and cash equivalents are defined as cash, interest-bearing deposits and noninterest-bearing demand deposits at other financial institutions with maturities less than one year. The Bank may be required to maintain average balances on hand or with the Federal Reserve Bank. At December 31, 2006 and 2005, the Bank had no required reserve balance.

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

LOANS: The Company grants mortgage, commercial and consumer loans to customers. Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at the unpaid principal balances, less the allowance for loan losses and net deferred loan origination fees and unearned discounts. Deferred loan origination fees were $2,612,000 and $1,941,000 and deferred loan expenses totaled $4,090,000 and $3,534,000 at December 31, 2006 and 2005, respectively. In addition to loans issued in the normal course of business, the Company considers overdrafts on customer deposit accounts to be loans and reclassifies these overdrafts as loans in its Consolidated Balance Sheets. At December 31, 2006 and 2005, $1,111,000 and $1,362,000, respectively, have been reclassified to loans receivable.

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

The allowance for loan losses is maintained at a level which, in management’s opinion, is adequate to absorb credit losses inherent in the portfolio. The Company utilizes both peer group analysis, as well as an historical analysis of the Company’s portfolio to validate the overall adequacy of the allowance for loan losses. In addition to these objective criteria, the Company subjectively assesses the adequacy of the allowance for loan losses with consideration given to current economic conditions, changes to loan policies, the volume and type of lending, composition of the portfolio, the level of classified and criticized credits, seasoning of the loan portfolio, payment status and other factors.

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

DERIVATIVE FINANCIAL INSTRUMENTS: Statement of Financial Accounting Standards (“SFAS”) No. 133, Accounting for Derivative Instruments and Hedging Activities, requires that all derivatives be recognized as assets or liabilities in the balance sheet at fair value.

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

During the third quarter of 2006, the Company revised its method of accounting for interest rate swaps associated with junior subordinated debt. At the time the Company entered into the interest rate swaps, it conducted a detailed analysis of the appropriate accounting method. The Company determined that based upon SFAS No. 133 guidance available at the time, the “short-cut” method was an appropriate accounting method because the terms of the interest rate swaps and the corresponding debt matched and, as a result, the Company assumed no ineffectiveness in the hedging relationships. In light of recent technical interpretations of SFAS No. 133, the Company has determined that the swaps do not qualify for hedge accounting under the short-cut method. Accordingly, the Company revised its method of accounting for the swaps, and changes in the fair value of these swaps are now recorded as noninterest income. The Company evaluated the impact of applying the change in fair value of these swaps compared to the short-cut method used under hedge accounting and concluded that the impact was not material to prior annual or quarterly periods. Accordingly, the Company recorded a cumulative adjustment for derivative gains on swaps totaling $1.3 million during the third quarter of 2006, which is included in Trading gains and settlements on swaps in the Consolidated Statements of Income. Of this cumulative adjustment, $271,000 ($176,000 after tax), relates to the first and second quarters of 2006 and $1,021,000 ($663,000 after tax) relates to periods prior to 2006. In addition, $0.4 million in net cash swap settlements since the beginning of 2006, which were previously reported in interest expense, were reported in noninterest income in the third quarter of 2006, which is included in Trading gains and settlements on swaps in the Consolidated Statements of Income. Earnings include the increase or decrease in fair value of these derivative instruments.

Rate Lock Commitments

The Company enters into commitments to originate loans whereby the interest rate on the prospective loan is determined prior to funding (“rate lock commitments”). Rate lock commitments on mortgage loans that are intended to be sold are considered to be derivatives. Accordingly, such commitments, along with any related fees received from potential borrowers, are recorded at fair value as derivative assets or liabilities, with changes in fair value recorded in net gain or loss on sale of mortgage loans. The fair value of rate lock commitments was immaterial in 2006 and 2005.

PREMISES AND EQUIPMENT: Land is carried at cost. Buildings and equipment are carried at cost, less accumulated depreciation computed on a straight line basis over the estimated useful lives of 10 to 40 years for buildings and 5 to 15 years for furniture, fixtures and equipment.

OTHER REAL ESTATE: Other real estate includes all real estate, other than bank premises, owned or controlled by the bank, including real estate acquired in settlement of loans. Properties are recorded at the balance of the loan or at estimated fair value less estimated selling costs, whichever is less, at the date acquired. Subsequent to foreclosure, management periodically performs valuations and the assets are carried at the lower of cost or fair value less estimated selling costs. Revenue and expenses from operations, gain or loss on sale and changes in the valuation allowance are included in net expenses from foreclosed assets. Real estate owned and foreclosed property totaled $2,008,000 and $257,000 at December 31, 2006 and 2005, respectively. There was no allowance for losses on foreclosed property at December 31, 2006 and 2005.

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

STOCK COMPENSATION PLANS: The Company issues stock options under various plans to directors, officers and other key employees. Effective January 1, 2006, the Company accounts for its options under SFAS No. 123(R), Share-Based Payments (see Note 15). Under the provisions of SFAS No. 123(R), the Company has adopted a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. As a result, compensation expense relating to stock options is reflected in net income as part of “Salaries and employee benefits” on the Consolidated Statement of Income. The Company’s practice has been to grant options at no less than the fair market value of the stock at the grant date.

Prior to January 1, 2006, the Company had accounted for stock options in accordance with Accounting Principles Board Opinion (“APB”) No. 25, Accounting for Stock Issued to Employees, whereby no compensation cost is recognized for stock options with no intrinsic value, defined as the difference between the Company’s market price of its stock at the option grant date and the amount an employee must pay to acquire the stock. No compensation cost was recognized for intrinsic value during the years ended December 31, 2005 and 2004. In 2005, $470,000 in compensation expense was incurred as a result of accelerated vesting of outstanding unvested option awards.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123(R) for stock options for the years ended December 31, 2005 and 2004.

(dollars in thousands, except per share data)	Years Ended December 31,
	2005	2004
Reported net income	$22,000	$27,339
Deduct: Stock option compensation expense under the fair value method, net of related tax effect	4,968	1,340

Pro forma net income	$17,032	$25,999

Reported net income per common share	$2.40	$3.26

Pro forma net income per common share	1.86	3.10

Reported net income per common share–assuming dilution	2.24	3.01

Pro forma net income per common share–assuming dilution	1.74	2.88

See Note 15 for additional information on the Company’s stock compensation plans.

EARNINGS PER COMMON SHARE: Basic earnings per share represents income available to common shareholders divided by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate to outstanding stock options, warrants and unvested restricted stock, and are determined using the treasury stock method.

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

The Company has evaluated its potential operating segments against the criteria specified in the Statement and has determined that no operating segment disclosures are required in 2006, 2005, or 2004.

EFFECT OF NEW ACCOUNTING PRONOUNCEMENTS:

In February 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140, (“SFAS No. 155”). SFAS No. 155 resolves issues addressed in SFAS No. 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” SFAS No. 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and amends SFAS No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company anticipates that the adoption of SFAS No. 155 will not have a material impact on the Company’s financial position or results of operations.

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

In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets, an amendment of SFAS No. 140. SFAS No. 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in selected situations; requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable; permits an entity to choose either the amortization or fair value measurement method for each class of separately recognized servicing assets and servicing liabilities; at its initial adoption, permits a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights, without calling into question the treatment of other available-for-sale securities under SFAS No. 115, provided that the available-for-sale securities are identified in some manner as offsetting the entity’s exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value; and requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities. This Statement is effective as of the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company anticipates that the adoption of SFAS No. 156 will not have a material impact on the Company’s financial position or results of operations.

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. The Interpretation also prescribes a recognition threshold and measurement attribute for recognition in financial statements of the recognition and measurement of a tax position taken in a tax return. FIN 48 prescribes that a company should use a more-likely-than-not recognition threshold based on the technical merits of the tax position taken. Tax positions that meet the more-likely-than-not threshold should be measured in order to determine the tax benefit to be recognized in the financial statements. This Statement is effective as of the beginning of the first fiscal year that begins after December 15, 2006. The Company anticipates that the adoption of FIN 48 will not have a material impact on the Company’s financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurement. SFAS No. 157 provides enhanced guidance for using fair value to measure assets and liabilities. The standard also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings, and applies whenever other standards require or permit assets or liabilities to be measured at fair value. Under the standard, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, SFAS No. 157 establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. The Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently evaluating the effect the standard will have on its results of operations and financial condition.

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans. The Statement requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. The Company does not have a defined benefit pension plan or other plan subject to the Statement and thus the standard will have no effect on the result of operations and financial condition of the Company.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. SFAS No. 159 provides the Company with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements to facilitate reporting between companies. The fair value option established by this

Statement permits the Company to choose to measure eligible items at fair value at specified election dates. The Company shall then report unrealized gains and losses on items for which the fair value option has been elected in earnings at each reporting date subsequent to implementation. The Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently evaluating the effect the standard will have on its results of operations and financial condition.

RECLASSIFICATIONS: Certain reclassifications have been made to the 2005 and 2004 consolidated financial statements in order to conform to the classifications adopted for reporting in 2006.

NOTE 2 – ACQUISITION ACTIVITY:

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

The results of operations of the acquired company subsequent to the acquisition date are included in the Company’s consolidated statements of income.

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

The American Horizons transaction resulted in $28.1 million of goodwill and $5.0 million of core deposit intangibles. The goodwill acquired is not tax deductible. The amount allocated to the core deposit intangible was determined by an independent valuation and is being amortized over the estimated useful life of ten years using the straight line method.

In the acquisition, shareholders of American Horizons received total consideration of $22.35 per outstanding share of American Horizons common stock in exchange for a combination of the Company’s common stock and cash. The combination was accounted for as a purchase with the purchase price allocated as follows:

(dollars in thousands)	Amount
Cash and due from banks	$21,389
Investment securities	11,504
Loans, net	194,698
Premises and equipment, net	7,238
Goodwill	28,087
Core deposit and other intangibles	5,039
Other assets	8,988
Deposits	(192,653)
Borrowings	(34,207)
Other liabilities	(1,686)

Total purchase price	$48,397

The results of operations of the acquired company subsequent to the acquisition date are included in the Company’s consolidated statements of income. The following pro forma information for the years ended December 31, 2005 and 2004 reflects the Company’s estimated consolidated results of operations as if the acquisition of American Horizons occurred at January 1 of the respective period, unadjusted for potential cost savings.

(dollars in thousands, except per share data)	2005	2004
Interest and noninterest income	$163,054	$150,893
Net Income	22,161	30,139

Earnings per share – basic	$2.40	$3.22
Earnings per share – diluted	$2.24	$2.99

Acquisitions completed subsequent to year-end

On January 31, 2007, the Company acquired all of the outstanding stock of Pulaski Investment Corporation (“Pulaski”), the holding company for Pulaski Bank and Trust of Little Rock, Arkansas, for 1,133,064 shares of the Company’s common stock and cash of $65.0 million. Based on the closing price of IBERIABANK Corporation’s common stock on January 31, 2007, the transaction had a total value of approximately $131 million. The acquisition extends the Company’s presence into central Arkansas and other states through its mortgage subsidiary, Pulaski Mortgage Company. The transaction will be accounted for under the purchase method of accounting. At December 31, 2006, total assets of Pulaski were approximately $500 million, including loans totaling $355 million, and total deposits were $423 million. Pulaski shareholders are projected to control approximately 9% of the pro forma combined company.

On February 1, 2007, the Company acquired all of the outstanding stock of Pocahontas Bancorp, Inc. (“Pocahontas”), the holding company for First Community Bank of Jonesboro, Arkansas, for 1,287,793 shares of the Company’s common stock. The transaction had a total value of $75 million. The acquisition extends the Company’s presence into Northeast Arkansas. The transaction will be accounted for under the purchase method of accounting. At December 31, 2006, total assets of Pocahontas were approximately $723 million, including loans of $423 million, and total deposits were $575 million. Pocahontas shareholders are projected to control approximately 10% of the pro forma combined company.

NOTE 3 – INVESTMENT SECURITIES:

The amortized cost and fair values of investment securities, with gross unrealized gains and losses, consist of the following:

(dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2006

Securities available for sale:
U.S. Government-sponsored enterprise obligations	$169,684	$355	$(234)	$169,805
Obligations of state and political Subdivisions	40,204	645	(195)	40,654
Mortgage backed securities	354,300	360	(6,287)	348,373

Total securities available for sale	$564,188	$1,360	$(6,716)	$558,832

Securities held to maturity:
U.S. Government-sponsored enterprise obligations	$8,063	$—	$(171)	$7,892
Obligations of state and political Subdivisions	9,038	259	—	9,297
Mortgage backed securities	5,419	80	(11)	5,488

Total securities held to maturity	$22,520	$339	$(182)	$22,677

December 31, 2005

Securities available for sale:
U.S. Government-sponsored enterprise obligations	$98,839	$12	$(1,408)	$97,443
Obligations of state and political Subdivisions	39,191	827	(287)	39,731
Mortgage backed securities	415,219	49	(8,947)	406,321

Total securities available for sale	$553,249	$888	$(10,642)	$543,495

Securities held to maturity:
U.S. Government-sponsored enterprise obligations	$8,075	$—	$(180)	$7,895
Obligations of state and political Subdivisions	13,285	271	(9)	13,547
Mortgage backed securities	7,727	202	(34)	7,895

Total securities held to maturity	$29,087	$473	$(223)	$29,337

Securities with carrying values of $488,592,000 and $409,668,000 were pledged to secure public deposits and other borrowings at December 31, 2006 and 2005, respectively.

Management evaluates securities for other-than-temporary impairment at least quarterly, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to 1) the length of time and the extent to which the fair value has been less than cost, 2) the financial condition and near-term prospects of the issuer, and 3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. In analyzing an issuer’s financial condition, management considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and industry analysts’ reports. As of December 31, 2006, management’s assessment concluded that no declines are deemed to be other than temporary.

Information pertaining to securities with gross unrealized losses at December 31, 2006, aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows:

	Less Than Twelve Months		Over Twelve Months		Total
(dollars in thousands)	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
December 31, 2006
Securities available for sale:
U.S. Government-sponsored enterprise obligations	$(122)	$69,943	$(112)	$20,735	$(234)	$90,678
Obligations of state and political subdivisions	(17)	5,161	(178)	15,947	(195)	21,108
Mortgage backed securities	(318)	46,304	(5,969)	248,347	(6,287)	294,651

Total securities available for sale	$(457)	$121,408	$(6,259)	$285,029	$(6,716)	$406,437

Securities held to maturity:
U.S. Government and federal agency obligations	$—	$—	$(171)	$7,892	$(171)	$7,892
Obligations of state and political subdivisions	—	—	—	—	—
Mortgage backed securities	(2)	922	(8)	661	(10)	1,583

Total securities held to maturity	$(2)	$922	$(179)	$8,553	$(181)	$9,475

December 31, 2005
Securities available for sale:
U.S. Government and federal agency obligations	$(226)	$35,656	$(1,182)	$40,504	$(1,408)	$76,160
Obligations of state and political subdivisions	(234)	17,446	(53)	2,525	(287)	19,971
Mortgage backed securities	(3,294)	226,571	(5,653)	164,497	(8,947)	391,068

Total securities available for sale	$(3,754)	$279,673	$(6,888)	$207,526	$(10,642)	$487,199

Securities held to maturity:
U.S. Government and federal agency obligations	$(92)	$4,998	$(88)	$2,898	$(180)	$7,896
Obligations of state and political subdivisions	(9)	1,001	—	—	(9)	1,001
Mortgage backed securities	—	—	(34)	1,839	(34)	1,839

Total securities held to maturity	$(101)	$5,999	$(122)	$4,737	$(223)	$10,736

At December 31, 2006, 211 debt securities have unrealized losses of 1.6% of the securities’ amortized cost basis and 1.2% of the Company’s total amortized cost basis. The unrealized losses for each of the 211 securities relate principally to market interest rate changes. 168 of the 211 securities have been in a continuous loss position for over twelve months. The 168 securities were primarily issued by either Federal National Mortgage Association (Fannie Mae), Federal Home Loan Mortgage Corporation (Freddie Mac) or by state and political subdivisions (Municipals) and are rated AAA or Aaa by Standard and Poor’s or Moody’s, respectively. The securities have an aggregate amortized cost basis and unrealized loss of $300,019,000 and $6,438,000, respectively. As management has the ability to hold debt securities until maturity, or for the foreseeable future if classified as available for sale, no declines are deemed to be other than temporary.

At December 31, 2005, 198 securities have unrealized losses of 2.1% of the Company’s amortized cost basis. The unrealized losses for each of the 198 securities relate principally to market interest rate changes. 72 of the 198 securities have been in a continuous loss position for over twelve months. The 72 securities were primarily issued by either Federal National Mortgage Association (Fannie Mae), Federal Home Loan Mortgage Corporation (Freddie Mac) or Government National Mortgage Association (Ginnie Mae) and are rated AAA or Aaa by Standard and Poor’s or Moody’s, respectively. The 72 securities have an aggregate amortized cost basis and unrealized loss of $219,273,000 and $7,010,000, respectively. As management has the ability to hold debt securities until maturity, or for the foreseeable future if classified as available for sale, no declines are deemed to be other than temporary.

The amortized cost and estimated fair value by maturity of investment securities at December 31, 2006 are shown in the following table. Securities are classified according to their contractual maturities without consideration of principal amortization, potential prepayments or call options. Accordingly, actual maturities may differ from contractual maturities.

(dollars in thousands)	Securities Available for Sale			Securities Held to Maturity
	Weighted Average Yield	Amortized Cost	Fair Value	Weighted Average Yield	Amortized Cost	Fair Value
Within one year or less	5.08%	$57,961	$57,882	—	$—	$—
One through five years	4.93	139,950	139,390	3.90	8,732	8,553
After five through ten years	4.61	104,713	103,941	4.62	6,060	6,259
Over ten years	4.85	261,564	257,619	5.75	7,728	7,865

Totals	4.85%	$564,188	$558,832	4.73%	$22,520	$22,677

The following is a summary of realized gains and losses from the sale of securities classified as available for sale, the tax benefit (provision) of which is calculated at the federal income tax rate of 35%.

(dollars in thousands)	Years Ended December 31,
	2006	2005	2004
Realized gains	$—	$386	$748
Realized losses	(4,087)	(425)	(50)

Net realized gains (losses)	$(4,087)	$(39)	$698

At December 31, 2006, the Company’s exposure to three investment security issuers individually exceeded 10% of shareholders’ equity:

(dollars in thousands)	Amortized Cost	Market Value
Federal National Mortgage Association (Fannie Mae)	$271,854	$268,483
Federal Home Loan Mortgage Corporation (Freddie Mac)	166,333	163,919
Federal Home Loan Bank (FHLB)	76,623	76,503

Balance, end of year	$514,810	$508,905

NOTE 4 – LOANS RECEIVABLE:

Loans receivable at December 31, 2006 and 2005 consists of the following:

(dollars in thousands)	2006	2005
Residential mortgage loans:
Residential 1-4 family	$431,585	$430,111
Construction	45,285	30,611

Total residential mortgage loans	476,870	460,722

Commercial loans:
Real estate	750,051	545,868
Business	461,048	376,966

Total commercial loans	1,211,099	922,834

Consumer loans:
Indirect automobile	228,301	229,646
Home equity	233,885	230,363
Other	83,847	74,951

Total consumer loans	546,033	534,960

Total loans receivable	$2,234,002	$1,918,516

Loans receivable includes approximately $634,019,000 and $567,881,000 of adjustable rate loans and $1,599,983,000 and $1,350,635,000 of fixed rate loans at December 31, 2006 and 2005, respectively. The amount of loans for which the accrual of interest has been discontinued totaled approximately $2,701,000 and $4,773,000 at December 31, 2006 and 2005, respectively. The amount of interest income that would have been recorded in 2006, 2005 and 2004 if these loans had been current in accordance with their original terms was approximately $227,000, $289,000 and $322,000, respectively. Accruing loans past due 90 days or more total $310,000 and $1,003,000 as of December 31, 2006 and 2005, respectively.

A summary of changes in the allowance for loan losses for the years ended December 31, 2006, 2005 and 2004 is as follows:

(dollars in thousands)	2006	2005	2004
Balance, beginning of year	$38,082	$20,116	$18,230
Addition due to purchase transaction	—	4,893	587
Adjustment for loans transferred to held for sale	—	(350)	—
Provision charged (reversed) to operations	(7,803)	17,069	4,041
Loans charged-off	(2,621)	(5,541)	(4,112)
Recoveries	2,264	1,895	1,370

Balance, end of year	$29,922	$38,082	$20,116

The following is a summary of information pertaining to impaired loans as of December 31:

(dollars in thousands)	2006	2005
Impaired loans without a valuation allowance	$—	$—
Impaired loans with a valuation allowance	5,617	5,484

Total impaired loans	$5,617	$5,484

Valuation allowance related to impaired loans	$1,333	$1,248

(dollars in thousands)	2006	2005	2004
Average investment in impaired loans	$5,182	$6,581	$4,128
Interest income recognized on impaired loans	419	344	149
Interest income recognized on a cash basis on impaired loans	454	324	175

As of December 31, 2006, the Company was not committed to lend additional funds to any customer whose loan was classified as impaired.

The Company acquires loans individually and in groups or portfolios. Under AICPA Statement of Position (SOP) 03-3, for certain acquired loans that have experienced deterioration of credit quality between origination and the Company’s acquisition of the loans, the amount paid for a loan reflects the Company’s determination that it is probable the Company will be unable to collect all amounts due according to the loan’s contractual terms. At acquisition, the Company reviews each loan to determine whether there is evidence of deterioration of credit quality since origination and if it is probable that the Company will be unable to collect all amounts due according to loan’s contractual terms. If both conditions exist, the Company determines whether each such loan is to be accounted for individually or whether such loans will be assembled into pools of loans based on common risk characteristics. The Company considers expected prepayments and estimates the amount and timing of undiscounted expected principal, interest and other cash flows for each loan and subsequently aggregated pool of loans. The Company determines the excess of the loan’s or pool’s scheduled contractual principal and contractual interest payments over all cash flows expected at acquisition as an amount that should not be accreted (nonaccretable difference). The remaining amount, representing the excess of the loan’s or pool’s cash flows expected to be collected over the amount paid, is accreted into interest income over the remaining life of the loan or pool (accretable yield).

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

During 2005, the Company acquired certain impaired loans through the American Horizons acquisition which are subject to SOP 03-3. The Company’s valuation allowances for all acquired loans subject to SOP 03-3 would reflect only those losses incurred after acquisition. As of December 31, 2006, there was no valuation allowance associated with the remaining loan subject to SOP 03-3. The carrying value of this loan is included in the balance sheet amounts of loans receivable as December 31. The carrying value of the loan was $49,000 at December 31, 2006.

The following is a summary of the loans acquired in the American Horizons acquisition during 2005, as well as the changes in the accretable yields of those loans during 2006 and 2005.

(dollars in thousands)
Contractually required principal and interest at acquisition	$8,489
Nonaccretable difference (expected losses and foregone interest)	1,673

Cash flows expected to be collected at acquisition	6,816
Accretable yield	2,326

Basis in acquired loans at acquisition	$4,490

(dollars in thousands)	Accretable Yield
	2006	2005
Balance, beginning of year	$1,529	$—
Additions	—	2,326
Accretion	(1,407)	(68)
Transfers from nonaccretable difference to accretable yield	—	353
Disposals	—	(1,082)

Balance, end of year	$122	$1,529

NOTE 5 – LOAN SERVICING:

Loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of loans serviced for others were $33,909,000 and $36,007,000 at December 31, 2006 and 2005, respectively. Custodial escrow balances maintained in connection with the foregoing portfolio of loans serviced for others, and included in demand deposits, were approximately $26,000 and $60,000 at December 31, 2006 and 2005, respectively.

The balance of mortgage servicing rights was $42,000 and $96,000 at December 31, 2006 and 2005, respectively.

NOTE 6 – PREMISES AND EQUIPMENT:

Premises and equipment at December 31, 2006 and 2005 consists of the following:

(dollars in thousands)	2006	2005
Land	$19,579	$14,932
Buildings	47,062	35,292
Furniture, fixtures and equipment	30,929	27,298

Total premises and equipment	97,570	77,522
Less accumulated depreciation	26,563	22,512

Total premises and equipment, net	$71,007	$55,010

Depreciation expense was $4,201,000, $3,833,000 and $2,971,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

The Company actively engages in leasing office space it has available. Leases have different terms ranging from monthly rental to five-year leases. At December 31, 2006, lease income was $96,000 per month. Total lease income for 2006, 2005 and 2004 was $1,101,000, 1,148,000, and $1,023,000, respectively. Income from leases is reported as a reduction in occupancy and equipment expense. The total allocated cost of the portion of the buildings held for lease at December 31, 2006 and 2005 was $7,066,000 and $7,416,000, respectively, with related accumulated depreciation of $1,813,000 and $1,647,000, respectively.

The Company leases certain branch offices, land and ATM facilities through non-cancelable operating leases with terms that range from one to fifteen years, with renewal options thereafter. Certain of the leases have escalation clauses and renewal options ranging from three to ten years. Total rent expense for the years ended December 31, 2006, 2005 and 2004 amounted to $1,093,000, $1,017,000 and $963,000, respectively.

Minimum future annual rent commitments under these agreements for the indicated periods follow:

(dollars in thousands)	Amount
Year Ending December 31,
2007	$1,252
2008	1,136
2009	1,095
2010	1,014
2011	787
2012 and thereafter	3,039

Total	$8,323

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

The Company performed the required annual impairment tests of goodwill as of October 1, 2006 and 2005. The results of these tests did not indicate impairment of the Company’s recorded goodwill. Changes to the carrying amount of goodwill not subject to amortization for the years ended December 31, 2006 and 2005 are provided in the following table. Other goodwill adjustments represent tax-related adjustments to finalize goodwill for recently-completed acquisitions.

(dollars in thousands)	Amount
Balance, December 31, 2004	$64,732
Goodwill acquired during year	28,475
Other goodwill adjustments	(40)

Balance, December 31, 2005	$93,167
Other goodwill adjustments	(388)

Balance, December 31, 2006	$92,779

The Company’s purchase accounting intangible assets from prior acquisitions which are subject to amortization include core deposit intangibles, amortized on a straight line or accelerated basis over an 8.9 year average, and mortgage servicing rights, amortized over the remaining servicing life of the loans, with consideration given to prepayment assumptions. The definite-lived intangible assets had the following carrying values:

(dollars in thousands)	December 31, 2006			December 31, 2005
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Core deposit intangibles	$10,282	$3,991	$6,291	$10,282	$2,873	$7,409
Mortgage servicing rights	313	304	9	313	269	44

Total	$10,595	$4,295	$6,300	$10,595	$3,142	$7,453

The related amortization expense of purchase accounting intangible assets from prior acquisitions follows:

(dollars in thousands)	Amount
Aggregate amortization expense:
For the year ended December 31, 2004	$964
For the year ended December 31, 2005	1,265
For the year ended December 31, 2006	1,154

Estimated amortization expense:
For the year ended December 31, 2007	$1,048
For the year ended December 31, 2008	1,035
For the year ended December 31, 2009	1,035
For the year ended December 31, 2010 For the year ended December 31, 2011 For the years ended December 31, 2012 and thereafter	1,035 592 1,555

NOTE 8 – DEPOSITS:

Certificates of deposit with a balance of $100,000 and over were $374,775,000 and $311,470,000 at December 31, 2006 and 2005, respectively. A schedule of maturities of all certificates of deposit as of December 31, 2006 is as follows:

(dollars in thousands)	Amount
Year Ending December 31,
2007	$648,290
2008	153,834
2009	23,616
2010	14,033
2011	7,338
2012 and thereafter	3,767

Total	$850,878

NOTE 9 – SHORT-TERM BORROWINGS:

Short-term borrowings at December 31, 2006 and 2005 are summarized as follows:

(dollars in thousands)	2006	2005
Securities sold under agreements to repurchase	$102,605	$68,104
Federal Home Loan Bank advances	100,000	745

Total short-term borrowings	$202,605	$68,849

Securities sold under agreements to repurchase, which are classified as secured borrowings, generally mature daily. Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction. The Company may be required to provide additional collateral based on the fair value of the underlying securities.

The short-term borrowings at December 31, 2006 consist of FHLB advances with maturity terms of seven and ninety days, at fixed interest rates ranging from 5.19% to 5.35%. The short-term borrowings at December 31, 2005 consist of one FHLB advance with a maturity term of one year, at a fixed interest rate of 4.22%.

(dollars in thousands)	2006	2005	2004
Outstanding at December 31	$202,605	$68,849	$236,453
Maximum month-end outstandings	203,274	199,574	246,354
Average daily outstandings	116,165	143,100	188,589
Average rate during the year	3.37%	2.37%	1.40%
Average rate at year end	4.25%	1.83%	2.01%

NOTE 10 – LONG-TERM DEBT:

Long-term debt at December 31, 2006 and 2005 is summarized as follows:

(dollars in thousands)	2006	2005
Federal Home Loan Bank notes at:
5.320 to 5.421% variable, 3 month LIBOR index	$55,000	$55,000
2.907 to 7.283% fixed	129,325	157,931
Junior subordinated debt:
Statutory Trust I, 3 month LIBOR(1) plus 3.25%	10,310	10,310
Statutory Trust II, 3 month LIBOR plus 3.15%	10,310	10,310
Statutory Trust III, 3 month LIBOR plus 2.00%	10,310	10,310
Statutory Trust IV, 3 month LIBOR plus 1.60%	15,464	—
American Horizons Statutory Trust I, 3 month LIBOR plus 3.15%	6,278	6,351

Total long-term debt	$236,997	$250,212

(1)	The interest rate on the Company’s junior subordinated debt is based on the 3-month LIBOR rate. At December 31, 2006, the 3-month LIBOR rate was 5.36%.

FHLB advance repayments are amortized over periods ranging from eighteen months to twenty years, and have a balloon feature at maturity. Advances are collateralized by a blanket pledge of mortgage loans and a secondary pledge of FHLB stock and FHLB demand deposits. Total additional advances available from the FHLB at December 31, 2006 were $454,159,000 under the blanket floating lien and $ 33,469,000 with a pledge of investment securities. The weighted average rate at December 31, 2006 was 5.07%.

In January 2007, the Company used the proceeds from an additional $20,000,000 in long term debt to fund its acquisition of Pulaski Investment Corporation.

The Company and the Bank also have various funding arrangements with commercial banks providing up to $80,000,000 in the form of federal funds and other lines of credit. At December 31, 2006, there was no balance outstanding on these lines and all of the funding was available to the Company.

Junior subordinated debt consists of a total of $52,672,000 in Junior Subordinated Deferrable Interest Debentures of the Company issued to statutory trusts that were funded by the issuance of floating rate capital securities of the trusts. Issues of $10,310,000 each were completed in November 2002, June 2003 and September 2004 and an issue of $15,464,000 was completed in October 2006. The Company used the proceeds from the October issuance to fund its acquisition of Pulaski Investment Corporation in January 2007. The remaining issue of $6,278,000, which was completed in March 2003, was assumed in the American Horizons acquisition. The debentures qualify as Tier 1 Capital for regulatory purposes. The term of the securities is 30 years, and they are callable at par by the Company anytime after 5 years. Interest is payable quarterly and may be deferred at any time at the election of the Company for up to 20 consecutive quarterly periods. During a deferral period, the Company is subject to certain restrictions, including being prohibited from declaring dividends to its common shareholders.

Advances and long-term debt at December 31, 2006 have maturities or call dates in future years as follows:

(dollars in thousands)	Amount
Year Ending December 31,
2007	$36,339
2008	43,640
2009	77,905
2010	37,166
2011	17,619
2012 and thereafter	24,328

Total	$236,997

NOTE 11 – ON-BALANCE SHEET DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES:

The Company has stand alone derivative financial instruments in the form of interest rate swap agreements and rate lock agreements, which derive their value from underlying interest rates. These transactions involve both credit and market risk. The notional amounts are amounts on which calculations, payments, and the value of the derivatives are based. Notional amounts do not represent direct credit exposures. Direct credit exposure is limited to the net difference between the calculated amounts to be received and paid, if any. Such difference, which represents the fair value of the derivative instruments, is reflected on the Company’s balance sheet in other assets and other liabilities.

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

At December 31, 2006 and 2005, the information pertaining to outstanding interest rate swap agreements is as follows:

(dollars in thousands)	2006	2005
Notional amount	$134,516	$63,650
Weighted average pay rate	4.8%	4.1%
Weighted average receive rate	5.2%	3.5%
Weighted average maturity in years	5.8	4.6
Unrealized gain (loss) relating to interest rate swaps	$270	$1,093

No interest rate swap agreements were terminated prior to maturity in 2006. Changes in the fair value of interest rate swaps designated as hedging instruments of the variability of cash flows associated with long-term debt are reported in other comprehensive income. These amounts subsequently are reclassified into interest income and interest expense as a yield adjustment in the same period in which the related interest on the long-term debt affects earnings. As a result of these interest rate swaps, interest expense was decreased by $87,000 for the year ended December 31, 2006 and increased by $389,000 for the year ended December 31, 2005. Net cash settlements received on interest rate swaps not qualifying for hedge accounting in 2006 amounted to $527,000 and are reported in noninterest income.

Risk management results for the years ended December 31, 2006 and 2005 related to the balance sheet hedging of long-term debt indicate that the hedges were 100% effective and that there was no component of the derivative instruments’ gain or loss which was excluded from the assessment of hedge effectiveness.

NOTE 12 – INCOME TAXES:

The provision for income tax expense consists of the following:

(dollars in thousands)	Years Ended December 31,
	2006	2005	2004
Current federal expense	$7,518	$8,784	$8,400
Deferred federal expense	4,381	(3,236)	1,816
Tax credits	(927)	(568)	(484)
Tax benefits attributable to items charged to equity	2,981	2,452	1,836

Total income tax expense	$13,953	$7,432	$11,568

There was a balance receivable of federal income taxes of $2,216,000 and balance due of $2,366,000 at December 31, 2006 and 2005, respectively. The provision for federal income taxes differs from the amount computed by applying the federal income tax statutory rate of 35 percent on income from operations as indicated in the following analysis:

(dollars in thousands)	Years Ended December 31,
	2006	2005	2004
Federal tax based on statutory rate	$17,377	$10,301	$13,617
Increase (decrease) resulting from:
Effect of tax-exempt income	(3,039)	(2,831)	(2,445)
Interest and other nondeductible expenses	555	372	263
Nondeductible ESOP expense	—	149	625
Tax credits	(927)	(568)	(484)
Other	(13)	9	(8)

Income tax expense	$13,953	$7,432	$11,568

Effective rate	28.1%	25.3%	29.7%

The net deferred tax asset at December 31, 2006 and 2005 is as follows:

(dollars in thousands)	2006	2005
Deferred tax asset:
Allowance for loan losses	$9,973	$12,803
Discount on purchased loans	22	521
Deferred compensation	695	426
Time deposits	154	391
Borrowings	1,048	1,468
Unrealized loss on investments classified as available for sale	1,874	3,414
Other	766	647

Subtotal	14,532	19,670

Deferred tax liability:
FHLB stock	(1,022)	(1,067)
Premises and equipment	(3,534)	(3,636)
Acquisition intangibles	(5,838)	(5,502)
Deferred loan costs	(1,297)	(1,074)
Unrealized gain on cash flow hedges	(95)	(487)
SWAP gain	(281)	—
Other	(867)	(777)

Subtotal	(12,934)	(12,543)

Deferred tax asset, net	$1,598	$7,127

Retained earnings at December 31, 2006 and 2005 included approximately $21,864,000 accumulated prior to January 1, 1987 for which no provision for federal income taxes has been made. If this portion of retained earnings is used in the future for any purpose other than to absorb bad debts, it will be added to future taxable income.

NOTE 13 – EARNINGS PER SHARE:

Weighted average shares of common stock outstanding for basic EPS excludes the weighted average shares not released by the Employee Stock Ownership Plan (“ESOP”) of 1,593 and 39,761 shares at December 31, 2005 and 2004, respectively and the weighted average unvested shares in the Recognition and Retention Plan (“RRP”) of 333,753, 265,873, and 201,128 shares at December 31, 2006, 2005 and 2004, respectively. There were no shares outstanding in the ESOP at December 31, 2006. Shares not included in the calculation of diluted EPS because they are anti-dilutive were stock options of 57,643, 22,000 and 66,750 and RRP grants of 35,477, 27,171 and 16,875 at December 31, 2006, 2005 and 2004, respectively. The following sets forth the computation of basic net income per common share and diluted net income per common share.

	Years Ended December 31,
	2006	2005	2004
Numerator:
Income applicable to common shares	$35,695,000	$22,000,000	$27,339,000
Denominator:
Weighted average common shares outstanding	9,401,245	9,154,994	8,377,008
Effect of dilutive securities:
Stock options outstanding	516,079	591,301	656,281
Warrants	9,185	11,099	8,838
Restricted stock grants	66,843	55,108	50,764

Weighted average common shares outstanding - assuming dilution	9,993,352	9,812,502	9,092,891

Earnings per common share	$3.80	$2.40	$3.26
Earnings per common share - assuming dilution	$3.57	$2.24	$3.01

NOTE 14 – CAPITAL REQUIREMENTS AND OTHER REGULATORY MATTERS:

The Company on a consolidated basis and the Bank are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to average assets. Management believes, as of December 31, 2006 and 2005, that the Company and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2006, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since the notification that management believes have changed the Bank’s category. The Company’s and the Bank’s actual capital amounts and ratios as of December 31, 2006 and 2005 are also presented in the table.

(dollars in thousands)	Actual		Minimum		Well Capitalized
	Amount	Ratio	Amount	Ratio	Amount		Ratio
December 31, 2006
Tier 1 leverage capital:
IBERIABANK Corporation	$274,875	9.01%	$121,971	4.00%	$	N/A	N/A	%
IBERIABANK	213,276	7.02	121,523	4.00		151,904	5.00

Tier 1 risk-based capital:
IBERIABANK Corporation	274,875	11.81	93,091	4.00		N/A	N/A
IBERIABANK	213,276	9.19	92,876	4.00		139,313	6.00

Total risk-based capital:
IBERIABANK Corporation	303,976	13.06	186,183	8.00		N/A	N/A
IBERIABANK	242,311	10.44	185,751	8.00		232,189	10.00

December 31, 2005
Tier 1 leverage capital:
IBERIABANK Corporation	$204,778	7.65%	$107,073	4.00%	$	N/A	N/A	%
IBERIABANK	187,674	7.03	106,844	4.00		133,554	5.00

Tier 1 risk-based capital:
IBERIABANK Corporation	204,778	10.70	76,562	4.00		N/A	N/A
IBERIABANK	187,674	9.81	76,519	4.00		114,779	6.00

Total risk-based capital:
IBERIABANK Corporation	228,878	11.96	153,124	8.00		N/A	N/A
IBERIABANK	211,761	11.07	153,039	8.00		191,298	10.00

NOTE 15 – SHARE-BASED COMPENSATION:

The Company has various types of share-based compensation plans. These plans are administered by the Compensation Committee of the Board of Directors, which selects persons eligible to receive awards and determines the number of shares and/or options subject to each award, the terms, conditions and other provisions of the awards.

EMPLOYEE STOCK OWNERSHIP PLAN: In 1995, the Company established an Employee Stock Ownership Plan (“ESOP”) for the benefit of all eligible employees of the Bank. During 2005, the ESOP was fully funded and the plan was merged into the Company’s 401(k) plan. The leveraged ESOP was accounted for in accordance with SOP 93-6, Employers’ Accounting for Employee Stock Ownership Plans.

There was no cost related to the ESOP during 2006. Compensation cost related to the ESOP for the years ended December 31, 2005 and 2004 was $530,000 and $2,221,000, respectively. The fair value of the unearned ESOP shares, using the closing quoted market price per share at year end was approximately $686,000 at December 31, 2004. There were no unearned ESOP shares outstanding as of December 31, 2006 and 2005. A summary of the ESOP share allocation as of December 31 of the year indicated is as follows:

	2005	2004
Shares allocated beginning of year	484,974	477,301
Shares allocated during the year	12,923	54,528
Shares distributed during the year	(497,897)	(46,855)

Allocated shares held by ESOP at year end	—	484,974
Unreleased shares	—	12,923

Total ESOP shares	—	497,897

STOCK OPTION PLANS: The Company issues stock options under various plans to directors, officers and other key employees. The option exercise price cannot be less than the fair value of the underlying common stock as of the date of the option grant and the maximum option term cannot exceed ten years. The stock options granted were issued with vesting periods ranging from one-and-a half to seven years. At December 31, 2006, future awards of 470,275 shares could be made under the stock option plans.

The stock option plans also permit the granting of Stock Appreciation Rights (“SARs”). SARs entitle the holder to receive, in the form of cash or stock, the increase in the fair value of Company stock from the date of grant to the date of exercise. No SARs have been issued under the plans.

Effective January 1, 2006, the Company adopted SFAS No. 123 (R) utilizing the modified prospective method. Prior to the adoption of SFAS No. 123(R), the Company accounted for stock option grants in accordance with APB Opinion No. 25, “Accounting for Stock Issued to Employees” (the intrinsic value method), and accordingly, recognized no compensation expense for stock option grants for the years ended December 31, 2005 and 2004, except for the compensation expense resulting from the acceleration of vesting discussed below.

On December 30, 2005, the Board of Directors approved the immediate vesting of all outstanding unvested stock options awarded to employees, officers and directors outstanding as of that date. As a result of the accelerated vesting, the Company recorded $470,000 of compensation expense in 2005.

As a result of adopting SFAS No. 123(R), the Company’s net income for the year ended December 31, 2006 included $237,000 of compensation costs and $83,000 of income tax benefits related to stock options granted under share-based compensation arrangements. The impact on basic and diluted earnings per share was $0.02 for the year ended December 31, 2006. There would have been no effect on net income or earnings per share under APB Opinion No. 25.

The Company reported $3,112,000 of excess tax benefits as financing cash inflows during the year ended December 31, 2006 related to the exercise and vesting of share-based compensation grants. Since the Company selected the modified prospective transition method, 2005 cash flows have not been restated. Net cash proceeds from the exercise of stock options were $3,282,000 for the year ended December 31, 2006.

The Company uses the Black-Scholes option pricing model to estimate the fair value of share-based awards with the following weighted-average assumptions for the indicated periods:

	For the Year Ended December 31,
	2006	2005	2004
Expected dividends	2.0%	2.0%	1.8%
Expected volatility	24.7%	24.1%	19.1%
Risk-free interest rate	4.7%	4.3%	4.0%
Expected term (in years)	7.0	7.0	7.0
Weighted-average grant-date fair value	$16.56	$14.28	$11.58

The assumptions above are based on multiple factors, including historical stock option exercise patterns and post-vesting employment termination behaviors, expected future exercise patterns and the expected volatility of the Company’s stock price.

At December 31, 2006, there was $2.0 million of unrecognized compensation cost related to stock options which is expected to be recognized over a weighted-average period of 6.3 years.

The following table represents the activity related to stock options:

	Number of shares	Weighted average exercise price	Weighted average remaining contract life
Outstanding Options, December 31, 2003	1,463,955	$19.30
Granted	316,563	45.75
Canceled	(9,250)	31.43
Exercised	(167,593)	15.06

Outstanding Options, December 31, 2004	1,603,675	24.90
Granted	204,611	48.39
Canceled	(15,050)	40.59
Exercised	(242,275)	13.96

Outstanding options, December 31, 2005	1,550,961	29.55
Granted	135,726	58.25
Exercised	(188,870)	18.56
Forfeited or expired	(2,500)	43.46

Outstanding options, December 31, 2006	1,495,317	$33.52	6.0 Years

Outstanding exercisable at December 31, 2004	741,073	$16.67

Outstanding exercisable at December 31, 2005	1,550,961	$29.55

Outstanding exercisable at December 31, 2006	1,359,591	$31.05	5.7 Years

The following table presents the weighted average remaining life as of December 31, 2006 for options outstanding within the stated exercise prices:

Exercise \Price Range Per Share	Outstanding			Exercisable
	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life	Number of Options	Weighted Average Exercise Price
$10.70 to $12.05	155,734	$11.02	3.1 years	155,734	$11.02
$12.71 to $15.80	27,482	$14.71	2.7 years	27,482	$14.71
$15.81 to $19.50	118,029	$17.78	2.8 years	118,029	$17.78
$19.51 to $29.90	329,741	$22.20	4.7 years	329,741	$22.20
$29.91 to $39.85	216,809	$31.85	6.2 years	216,809	$31.85
$39.86 to $49.79	499,796	$46.35	7.7 years	499,796	$46.35
$49.80 to $51.11	2,000	$51.11	8.7 years	2,000	$51.11
$51.12 to $54.91	10,000	$51.64	8.8 years	10,000	$51.64
$54.92 to $60.00	135,726	$58.25	9.3 years	—	—

	1,495,317	$33.52	6.0 years	1,359,591	$31.05

Shares reserved for future stock option grants to employees and directors under existing plans were 470,275 at December 31, 2006. At December 31, 2006, the aggregate intrinsic value of shares underlying outstanding stock options and underlying exercisable stock options was $38.2 and $38.1 million, respectively. Total intrinsic value of options exercised was $5.5 million for the year ended December 31, 2006.

RESTRICTED STOCK PLANS: The Company issues restricted stock under various plans for certain officers and directors. A supplemental stock benefit plan adopted in 1999 and the 2001 and 2005 Incentive Plans also allow grants of restricted stock. The cost of the shares of restricted stock awarded under these plans is recorded as unearned compensation, a contra equity account. The fair value of the shares on the date of award is recognized as compensation expense over the vesting period, which is generally seven years. The holders of the restricted stock receive dividends and have the right to vote the shares. For the years ended December 31, 2006, 2005, and 2004, the amount included in compensation expense that was included in noninterest expense in the accompanying consolidated statements of income was $2,912,000, $1,824,000, and $1,113,000, respectively. Additional restricted stock awards may be issued through the 2001 and 2005 Incentive Compensation Plans. The weighted average grant date fair value of the restricted stock granted during the years ended December 31, 2006, 2005, and 2004 was $57.90, $48.85, and $46.12, respectively.

The share-based compensation plans allow for the issuance of restricted stock awards that may not be sold or otherwise transferred until certain restrictions have lapsed. The unearned share-based compensation related to these awards is being amortized to compensation expense over the vesting period (generally three to seven years). The share-based compensation expense for these awards was determined based on the market price of the Company’s common stock at the date of grant applied to the total number of shares granted amortized over the vesting period. As of December 31, 2006, unearned share-based compensation associated with these awards totaled $13,371,000. Upon adoption of SFAS No. 123(R), the Company was required to change its policy from recognizing forfeitures as they occur to one where expense is recognized based on expectations of the awards that will vest over the requisite service period. This change had an immaterial cumulative effect on the Company’s results of operations.

The following table represents restricted stock award activity for the twelve months ended December 31, 2006, 2005, and 2004, respectively:

	For the Year Ended December 31,
	2006	2005	2004
Balance, beginning of year	287,773	214,013	163,620
Granted	116,502	120,207	86,564
Forfeited	(4,930)	(2,875)	(3,483)
Earned and issued	(61,515)	(43,572)	(32,688)

Balance, end of year	337,830	287,773	214,013

401 (K) PROFIT SHARING PLAN: The Company has a 401(k) Profit Sharing Plan covering substantially all of its employees. Annual employer contributions to the plan are set by the Board of Directors. No contributions were made by the Company for the years ended December 31, 2006, 2005, and 2004. The Plan provides, among other things, that participants in the Plan be able to direct the investment of their account balances within the Profit Sharing Plan into alternative investment funds. Participant deferrals under the salary reduction election may be matched by the employer based on a percentage to be determined annually by the employer.

NOTE 16 – RELATED PARTY TRANSACTIONS:

In the ordinary course of business, the Company has granted loans to executive officers and directors and their affiliates amounting to $1,934,000 and $628,000 at December 31, 2006 and 2005, respectively. During the year ended December 31, 2006, total principal additions were $1,494,000 and total principal payments were $188,000. Unfunded commitments to executive officers and directors and their affiliates totaled $1,622,000 and $251,000 at December 31, 2006 and 2005.

Deposits from related parties held by the Company through the Bank at December 31, 2006 and 2005 amounted to $995,000 and $2,100,000, respectively.

NOTE 17 – OFF-BALANCE SHEET ACTIVITIES:

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The same credit policies are used in these commitments as for on-balance sheet instruments. The Company’s exposure to credit loss in the event of nonperformance by the other parties is represented by the contractual amount of the financial instruments. At December 31, 2006, the fair value of guarantees under commercial and standby letters of credit was $225,000. This amount represents the unamortized fee associated with these guarantees and is included in the consolidated balance sheet of the Company. This fair value will decrease over time as the existing commercial and standby letters of credit approach their expiration dates.

At December 31, 2006 and 2005, the Company had the following financial instruments outstanding, whose contract amounts represent credit risk:

(dollars in thousands)	Contract Amount
	2006	2005
Commitments to grant loans	$31,933	$48,482
Unfunded commitments under lines of credit	539,212	397,568
Commercial and standby letters of credit	22,464	13,241

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to be drawn upon, the total commitment amounts generally represent future cash requirements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral, if deemed necessary by the Company upon extension of credit, is based on management’s credit evaluation of the counterparty.

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

Loans: The fair value of mortgage loans receivable was estimated based on present values using entry-value rates at December 31, 2006 and 2005, weighted for varying maturity dates. Other loans receivable were valued based on present values using entry-value interest rates at December 31, 2006 and 2005 applicable to each category of loans. Fair values of mortgage loans held for sale are based on commitments on hand from investors or prevailing market prices.

Deposits: The fair value of NOW accounts, money market deposits and savings accounts was the amount payable on demand at the reporting date. Certificates of deposit were valued using a weighted average rate calculated based upon rates at December 31, 2006 and 2005 for deposits of similar remaining maturities.

Short-term Borrowings: The carrying amounts of short-term borrowings maturing within ninety days approximate their fair values.

Long-term Debt: The fair values of long-term debt are estimated using discounted cash flow analyses based on the Company’s current incremental borrowing rates for similar types of borrowing arrangements.

Derivative Instruments: Fair values for interest rate swap agreements are based upon the amounts required to settle the contracts.

Off-Balance Sheet Items: The Company has outstanding commitments to extend credit and standby letters of credit. These off-balance sheet financial instruments are generally exercisable at the market rate prevailing at the date the underlying transaction will be completed. At December 31, 2006 and 2005, the fair value of guarantees under commercial and standby letters of credit was immaterial.

The estimated fair values and carrying amounts of the Company’s financial instruments are as follows:

(dollars in thousands)	December 31, 2006		December 31, 2005
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets
Cash and cash equivalents	$84,905	$84,905	$126,800	$126,800
Investment securities	581,352	581,509	572,582	572,832
Loans and loans held for sale, net	2,258,353	2,230,509	1,890,949	1,880,481
Derivative instruments	1,142	1,142	1,463	1,463

Financial Liabilities
Deposits	$2,422,582	$2,421,877	$2,242,956	$2,237,494
Short-term borrowings	202,605	202,591	68,849	68,849
Long-term debt	236,997	236,880	250,212	254,583
Derivative instruments	68	68	369	369

The fair value estimates presented herein are based upon pertinent information available to management as of December 31, 2006 and 2005. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

NOTE 19 – COMPREHENSIVE INCOME:

The following is a summary of the changes in the components of other comprehensive income:

(dollars in thousands)	Years Ended December 31,
	2006	2005	2004
Balance at beginning of year , net	$(6,341)	$689	$903
Unrealized gain (loss) on securities available for sale	310	(10,854)	369
Reclassification adjustment for net (gains) losses realized in net income	4,087	39	(698)

Net unrealized gain (loss)	4,397	(10,815)	(329)
Tax effect	(1,539)	3,785	115

Net of tax change	2,858	(7,030)	(214)

Balance at end of year, net	(3,483)	(6,341)	689

Balance at beginning of year, net	$712	$(299)	$(720)
Unrealized gain (loss) on cash flow hedges	(823)	1,555	648
Tax effect	288	(544)	(227)

Net of tax change	(535)	1,011	421

Balance at end of year, net	177	712	(299)

Total change in other comprehensive income (loss), net of income taxes	$2,323	$(6,019)	$207

Total balance in other comprehensive income (loss), net of income taxes	$(3,306)	$(5,629)	$390

NOTE 20 – RESTRICTIONS ON DIVIDENDS, LOANS AND ADVANCES:

The Bank is restricted under applicable laws in the payment of dividends to an amount equal to current year earnings plus undistributed earnings for the immediately preceding year, unless prior permission is received from the Commissioner of Financial Institutions for the State of Louisiana. Dividends payable by the Bank in 2007 without permission will be limited to 2007 earnings plus an additional $24,090,000.

Accordingly, at January 1, 2007, $284,954,000 of the Company’s equity in the net assets of the Bank was restricted. Funds available for loans or advances by the Bank to the Company amounted to $24,320,000. In addition, dividends paid by the Bank to the Company would be prohibited if the effect thereof would cause the Bank’s capital to be reduced below applicable minimum capital requirements.

NOTE 21 – CONDENSED PARENT COMPANY ONLY FINANCIAL STATEMENTS:

Condensed financial statements of IBERIABANK Corporation (parent company only) are shown below. The parent company has no significant operating activities.

Condensed Balance Sheets

December 31, 2006 and 2005

(dollars in thousands)	2006	2005
Assets
Cash in bank	$48,440	$2,799
Investment in subsidiary	309,044	281,967
Other assets	16,751	17,172

Total assets	$374,235	$301,938

Liabilities and Shareholders’ Equity
Liabilities	$54,684	$38,369
Shareholders’ equity	319,551	263,569

Total liabilities and shareholders’ equity	$374,235	$301,938

Condensed Statements of Income

Years Ended December 31, 2006, 2005 and 2004

(dollars in thousands)	2006	2005	2004
Operating income
Dividends from subsidiary	$15,500	$22,000	$21,500
Other income	1,628	294	249

Total operating income	17,128	22,294	21,749

Operating expenses
Interest expense	3,127	2,250	1,498
Other expenses	4,377	3,174	1,942

Total operating expenses	7,504	5,424	3,440

Income before income tax expense and increase in equity in undistributed earnings of subsidiary	9,624	16,870	18,309
Income tax benefit	1,981	1,750	1,117

Income before increase in equity in undistributed earnings of subsidiary	11,605	18,620	19,426
Increase in equity in undistributed earnings of subsidiary	24,090	3,380	7,913

Net Income	$35,695	$22,000	$27,339

Condensed Statements of Cash Flows

Years Ended December 31, 2006, 2005 and 2004

(dollars in thousands)	2006	2005	2004
Cash Flows from Operating Activities
Net income	$35,695	$22,000	$27,339

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	(23)	(16)	48
Increase in equity in net income of subsidiary	(24,090)	(3,380)	(7,913)
Noncash compensation expense	3,150	2,294	1,115
Gain on sale of assets	—	(13)	—
Derivative gains on swaps	(803)	—	—
Increase in dividend receivable from subsidiary	3,500	(5,000)	(2,000)
Cash retained from tax benefit associated with share-based payment arrangements	(3,112)	—	—
Other, net	892	81	2,365

Net Cash Provided by Operating Activities	15,209	15,966	20,954

Cash Flows from Investing Activities
Cash received in excess of cash paid in acquisition	—	410	—
Proceeds from sale of premises and equipment	—	203	—
Capital contributed to subsidiary	—	(15)	(66)
Payments received from ESOP	—	151	277

Net Cash Provided by Investing Activities	—	749	211

Cash Flows from Financing Activities
Dividends paid to shareholders	(11,390)	(8,836)	(6,606)
Proceeds from long-term debt	15,000	—	10,000
Common stock issued	30,000	—	—
Costs of issuance of common stock	(1,540)	(6)	—
Payments to repurchase common stock	(8,032)	(17,504)	(18,862)
Proceeds from sale of treasury stock for stock options exercised	3,282	1,407	2,549
Cash retained from tax benefit associated with share-based payment arrangements	3,112	—	—

Net Cash Provided by (Used in) Financing Activities	30,432	(24,939)	(12,919)

Net Increase (Decrease) in Cash and Cash Equivalents	45,641	(8,224)	8,246

Cash and Cash Equivalents at Beginning of Period	2,799	11,023	2,777

Cash and Cash Equivalents at End of Period	$48,440	$2,799	$11,023

NOTE 22 – QUARTERLY RESULTS OF OPERATIONS:

(dollars in thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year Ended December 31, 2006

Total interest income	$37,488	$39,893	$43,645	$44,266
Total interest expense	15,068	17,138	19,719	21,845

Net interest income	22,420	22,755	23,926	22,421
Provision for (reversal of) loan losses	435	(1,902)	(2,389)	(3,947)

Net interest income after provision for loan losses	21,985	24,657	26,315	26,368

Noninterest income	6,266	5,258	7,275	4,651
Noninterest expense	17,114	17,462	19,591	18,960

Income before income taxes	11,137	12,453	13,999	12,059
Income tax expense	3,091	3,598	4,120	3,144

Net Income	$8,046	$8,855	$9,879	$8,915

Earnings per share – basic	$0.87	$0.95	$1.06	$0.93
Earnings per share – diluted	$0.81	$0.89	$0.99	$0.87

Year Ended December 31, 2005

Total interest income	$31,454	$33,539	$34,520	$35,735
Total interest expense	10,905	12,265	13,478	13,802

Net interest income	20,549	21,274	21,042	21,933
Provision for loan losses	650	630	15,164	625

Net interest income after provision for loan losses	19,899	20,645	5,878	21,308

Noninterest income	6,081	6,745	6,640	6,674
Noninterest expense	15,676	16,047	15,773	16,943

Income (loss) before income taxes	10,304	11,343	(3,255)	11,039
Income tax expense (benefit)	3,004	3,215	(1,914)	3,126

Net Income (Loss)	$7,300	$8,128	$(1,341)	$7,913

Earnings (loss) per share – basic	$0.81	$0.88	$(0.15)	$0.86
Earnings (loss) per share – diluted	$0.75	$0.82	$(0.15)	$0.80