Form 10-K, Exhibit 13
period 2007-12-31
IBERIABANK CORP
filed 2008-03-17
CIK 933141

Exhibit 13

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is intended to assist readers in understanding the consolidated financial condition and results of operations of IBERIABANK Corporation (the “Company”) and its wholly owned subsidiaries, IBERIABANK, Pulaski Bank and Trust Company (“Pulaski Bank”), and Lenders Title Company (“LTC”) as of December 31, 2006 and 2007 and for the years ended December 31, 2005 through 2007. This discussion should be read in conjunction with the audited consolidated financial statements, accompanying footnotes and supplemental financial data included herein.

The Company offers commercial and retail banking products and services to customers in locations in three states through IBERIABANK and Pulaski Bank. The Company also operates mortgage production offices in eight states through Pulaski Bank’s subsidiary, Pulaski Mortgage Company (“PMC”), and offers a full line of title insurance and closing services throughout Arkansas and Louisiana through LTC and its subsidiaries.

EXECUTIVE OVERVIEW

The Company completed the two largest acquisitions in its history during 2007 with the purchases of Pulaski Investment Corporation (“PIC”) and Pocahontas Bancorp, Inc. (“Pocahontas”) on January 31 and February 1, 2007, respectively. These acquisitions expanded the Company’s presence into Arkansas and surrounding states through PMC. At the time of the acquisitions, the combined assets of PIC and Pocahontas increased the Company’s overall asset base by 40%. The PIC acquisition also expanded the Company’s breadth of services into the trust and title businesses.

The Company’s net income for 2007 totaled $41.3 million, or $3.27 per share on a diluted basis. This is a 15.7% increase compared to the $35.7 million earned for 2006. On a per share basis, this represents an 8.5% decrease from the $3.57 per diluted share earned in 2006. The decrease in per share earnings is a result of the effect of the issuance of 2.4 million additional shares in the PIC and Pocahontas acquisitions. Key components of the Company’s 2007 performance are summarized below.

•

Total assets at December 31, 2007 were $4.9 billion, up $1.7 billion, or 53.5%, from $3.2 billion at December 31, 2006. The increase is primarily the result of the $1.3 billion combined asset base obtained through the PIC and Pocahontas acquisitions. Strong commercial loan growth accounted for the majority of the organic asset growth during 2007.

•

Total loans at December 31, 2007 were $3.4 billion, an increase of $1.2 billion, or 53.5%, from $2.2 billion at December 31, 2006. The increase was driven by the addition of $753.6 million in loans from the acquisitions, as well as organic growth of $442.4 million. The Company continues to focus on growing the commercial loan portfolio.

•

Total customer deposits increased $1.1 billion, or 43.8%, from $2.4 billion at December 31, 2006 to $3.5 billion at December 31, 2007. The increase was primarily the result of the $1.0 billion in deposits obtained through the acquisitions. Deposit competition remained intense through much of 2007, making it challenging to grow deposits as quickly as loans. As a result, loan growth was funded through additional short- and long-term advances from the Federal Home Loan Bank (“FHLB”) and other funding sources, including correspondent bank advances and the issuance of additional trust preferred securities.

•

Shareholders’ equity increased $178.5 million, or 55.9%, from $319.6 million at December 31, 2006 to $498.1 million at December 31, 2007. The increase is the result of the additional common shares issued in connection with the PIC and Pocahontas acquisitions, as well as comprehensive income earned during the year.

•

Net interest income for the year increased $32.0 million, or 35.0%, in 2007 versus 2006. This increase is largely attributable to a $1.3 billion increase in average net earning assets. The corresponding net interest margin ratio on a tax-equivalent basis declined 29 basis points to 3.13% from 3.42% for the years ended December 31, 2007 and 2006, respectively, due to changes in the volume and mix of the Company’s assets and liabilities and rate competition across markets.

•

Noninterest income increased $53.1 million, or 226.6%, for 2007 as compared to 2006. The increase was primarily driven by the addition of the title and mortgage businesses related to the PIC acquisition. This growth was further enhanced by higher service charges on deposit accounts and gains on the sales of investment securities.

•

Noninterest expense increased by $67.9 million, or 92.9%, for 2007 as compared to 2006. The increase resulted primarily from higher salaries and employee benefits resulting from the acquisitions. Noninterest expense for 2007 also included $3.5 million of pre-tax merger-related expenses.

•

The Company recorded a provision for loan losses of $1.5 million during 2007, compared to a provision reversal of $7.8 million in 2006. Net charge-offs for 2007 were $1.9 million, or 0.12%, of average loans on an annualized basis, compared to $0.4 million, or 0.02%, a year earlier. As of December 31, 2007, the allowance for loan losses as a percent of total loans was 1.12%, compared to 1.34% at December 31, 2006. The coverage of nonperforming assets by the allowance for loan losses was 0.8 times at the end of 2007, as compared to 5.96 times at December 31, 2006. While the vast majority of the Company’s loan portfolio continues to perform well, the $62 million builder construction loan portfolio in Northwest Arkansas and Memphis exhibited credit deterioration during 2007 as a result of slow housing conditions. At December 31, 2007, Pulaski Bank’s builder construction portfolio accounted for less than 2% of the total loan portfolio of the Company.

•

In September 2005, the Company announced a significant branch expansion initiative in response to client needs and opportunities presented by Hurricanes Katrina and Rita. The Company has opened 14 new branches related to the initiative, including two in 2007. While the new branches continued to grow loans and deposits in 2007, the estimated net after-tax cost of the branch expansion on diluted EPS was $0.21 for 2007.

•	During 2007, the Company paid cash dividends totaling $1.34 per common share, a 14% increase compared to 2006.

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

APPLICATION OF CRITICAL ACCOUNTING POLICIES

In preparing financial reports, management is required to apply significant judgment to various accounting, reporting and disclosure matters. Management must use assumptions and estimates to apply these principles where actual measurement is not possible or practical. The accounting principles and methods used by the Company conform with accounting principles generally accepted in the United States and general banking practices. Estimates and assumptions most significant to the Company relate primarily to the allowance for loan losses, valuation of goodwill, intangible assets and other purchase accounting adjustments and share-based compensation. These significant estimates and assumptions are summarized in the following discussion and are further analyzed in the footnotes to the consolidated financial statements.

Allowance for Loan Losses

The determination of the allowance for loan losses, which represents management’s estimate of probable losses inherent in the Company’s loan portfolio, involves a high degree of judgment and complexity. The Company’s policy is to establish reserves for estimated losses on delinquent and other problem loans when it is determined that losses are expected to be incurred on such loans. Management’s determination of the adequacy of the allowance is based on various factors, including an evaluation of the portfolio, past loss experience, current economic conditions, the volume and type of lending conducted by the Company, composition of the portfolio, the amount of the Company’s classified assets, seasoning of the loan portfolio, the status of past due principal and interest payments, and other relevant factors. Changes in such estimates may have a significant impact on the financial statements. For further discussion of the allowance for loan losses, see the Asset Quality and Allowance for Loan Losses sections of this analysis and Note 1 to the Consolidated Financial Statements.

Valuation of Goodwill, Intangible Assets and Other Purchase Accounting Adjustments

The Company accounts for acquisitions in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations,” which requires the use of the purchase method of accounting. For purchase acquisitions, the Company is required to record the assets acquired, including identified intangible assets, and liabilities assumed, at their fair value, which in many instances involves estimates based on third party valuations, such as appraisals, or internal valuations based on discounted cash flow analyses or other valuation techniques. The determination of the useful lives of intangible assets is subjective as is the appropriate amortization period for such intangible assets. In addition, purchase acquisitions typically result in recording goodwill. The Company performs a goodwill valuation at least annually. Impairment testing of goodwill is a two step process that first compares the fair value of goodwill with its carrying amount, and second measures impairment loss by comparing the implied fair value of goodwill with the carrying amount of that goodwill. Based on management’s goodwill impairment tests, there was no impairment of goodwill at October 1, 2007 or 2006, the date of the Company’s annual impairment tests. For additional information on goodwill and intangible assets, see Note 7 to the Consolidated Financial Statements.

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

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123(R), Share-Based Payment. SFAS No. 123(R) revises SFAS No. 123 and requires companies to expense the fair value of employee stock options and other forms of share-based compensation. The Company adopted SFAS No. 123(R) as of January 1, 2006.

Management utilizes the Black-Scholes option valuation model to estimate the fair value of stock options. The option valuation model requires the input of highly subjective assumptions, including expected stock price volatility and option life. These subjective input assumptions materially affect the fair value estimate.

For additional discussion of the Company’s stock options plans, sees Notes 1 and 15 to the Consolidated Financial Statements.

ACQUISITION ACTIVITIES

The Company has been an active acquirer over the past five years. From 2003 through 2007, the Company completed the following acquisitions:

Acadiana Bancshares, Inc. - February 28, 2003

The Company completed its acquisition of Acadiana Bancshares, Inc., in exchange for 1,227,276 shares of the Company’s common stock valued at $38.6 million and $9.8 million in cash. The transaction resulted in $24.1 million of goodwill, $4.0 million of core deposit intangibles and $0.3 million of other intangibles. At acquisition, Acadiana Bancshares had total assets of $303 million, including loans of $189 million, and deposits were $207 million.

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

American Horizons Bancorp, Inc. - January 31, 2005

The Company completed its acquisition of American Horizons Bancorp, Inc. in exchange for 990,435 shares of the Company’s common stock valued at $47.7 million and $0.7 million in cash. The transaction resulted in $28.5 million of goodwill and $5.0 million of core deposit intangibles. At acquisition, American Horizons had total assets of $252 million, including loans of $202 million, and deposits were $193 million.

Pulaski Investment Corporation – January 31, 2007

On January 31, 2007, the Company completed the acquisition of Pulaski Investment Corporation (“PIC”), the holding company for Pulaski Bank and Trust of Little Rock, Arkansas, extending the Company’s presence into central Arkansas and other states through its mortgage subsidiary, Pulaski Mortgage Company (“PMC”). Pulaski shareholders received 1,133,064 shares of the Company’s common stock and cash of $65.0 million as a result of the transaction. The transaction resulted in $92.4 million of goodwill, $5.6 million of core deposit intangibles and $5.3 of title plant intangibles. At acquisition, total assets of PIC were $488.1 million, including loans of $367.6 million, and deposits were $422.6 million.

Pocahontas Bancorp, Inc. – February 1, 2007

On February 1, 2007, the Company completed the acquisition of Pocahontas Bancorp, Inc. (“Pocahontas”), the holding company for First Community Bank of Jonesboro, Arkansas. The acquisition extended the Company’s presence into Northeast Arkansas. Pocahontas shareholders received 1,287,793 shares of the Company’s common stock as a result of the transaction. The transaction resulted in $42.0 million of goodwill and $7.0 million of core deposit intangibles. At acquisition, total assets of Pocahontas were $707.3 million, including loans of $409.9 million, and deposits were $582.4 million.

Pulaski Bank and FCB were merged on April 22, 2007. The combined financial institution is a federally chartered savings bank headquartered in Little Rock, Arkansas and operates under the corporate title of “Pulaski Bank and Trust Company”.

United Title of Louisiana, Inc. – April 2, 2007

United Title of Louisiana, Inc. “(United”) was acquired on April 2, 2007. United operates 7 offices in Louisiana. United shareholders received $5.8 million of cash as a result of the transaction. United operates as a subsidiary of LTC. The transaction resulted in $4.0 million of goodwill and $1.5 million in title plant intangibles.

For more information on the Company’s acquisitions, see Note 2 to the Consolidated Financial Statements.

FINANCIAL CONDITION

Earning Assets

Interest income associated with earning assets is the Company’s primary source of income. Earning assets are composed of interest or dividend-earning assets, including loans, securities, short-term investments and loans held for sale. Earning assets averaged $4.1 billion during 2007, a $1.3 billion, or 32.1%, increase compared to $2.8 billion during 2006. The increase is the result of the PIC and Pocahontas acquisitions and organic commercial loan growth.

The year-end mix of earning assets shown in the following chart reflects the mix between investment securities and the major loan groups.

Loans and Leases – The loan portfolio increased $1.2 billion, or 53.5%, to $3.4 billion at December 31, 2007, compared to $2.2 billion at December 31, 2006. While the PIC and Pocahontas acquisitions accounted for most of the loan growth ($753.6 million), the Company experienced strong organic growth of $442.4 million during 2007. The Company experienced growth in both the IBERIABANK ($387.9 million, or 17.4% growth) and Pulaski Bank ($54.5 million, or 7.2% growth) portfolios.

The Company’s loan to deposit ratio at December 31, 2007 and December 31, 2006 was 98.4% and 92.2%, respectively. The percentage of fixed rate loans to total loans decreased from 72% at the end of 2006 to 70% as of December 31, 2007. The following table sets forth the composition of the Company’s loan portfolio as of December 31 for the years indicated.

TABLE 1 – LOAN PORTFOLIO COMPOSITION

	December 31,
(dollars in thousands)	2007		2006		2005		2004		2003
Commercial loans:
Real estate	$1,369,882	40%	$750,051	34%	$545,868	29%	$419,427	25%	$352,031	25%
Business	634,495	18	461,048	21	376,966	19	307,614	19	201,020	14

Total commercial loans	2,004,377	58	1,211,099	55	922,834	48	727,041	44	553,051	39

Mortgage loans:
Residential 1-4 family	515,912	15	431,585	19	430,111	22	387,079	23	338,965	24
Construction/Owner Occupied	60,558	2	45,285	2	30,611	2	33,031	2	50,295	4

Total mortgage loans	576,470	17	476,870	21	460,722	24	420,110	25	389,260	28

Loans to individuals:
Indirect automobile	240,860	7	228,301	10	229,646	12	222,480	14	229,636	16
Home equity	424,716	12	233,885	10	230,363	12	213,533	13	174,740	12
Other	183,616	6	83,847	4	74,951	4	67,462	4	65,662	5

Total consumer loans	849,192	25	546,033	24	534,960	28	503,475	31	470,038	33

Total loans receivable	$3,430,039	100%	$2,234,002	100%	$1,918,516	100%	$1,650,626	100%	$1,412,349	100%

Commercial Loans. Commercial real estate and commercial business loans generally have shorter repayment periods and more frequent repricing opportunities than residential 1-4 family loans. Commercial loans increased $793.3 million, or 65.5% during 2007. The Company’s focus on growing its commercial loan portfolio continued in 2007 as commercial loans as a percentage of total loans increased from 55% at December 31, 2006 to 58% at December 31, 2007.

The Company has increased its investment in commercial real estate loans from $750.1 million, or 33.6% of the total loan portfolio as of December 31, 2006, to $1.4 billion, or 40.0% of the total loan portfolio as of December 31, 2007. The vast majority of properties securing the Company’s commercial real estate loans are located in the Company’s market areas, and include owner-occupied, multi-family, strip shopping centers, professional office buildings, small retail establishments and warehouses. The Company’s underwriting standards generally provide for loan terms of three to five years, with amortization schedules of no more than twenty years. Low loan-to-value ratios are maintained and usually limited to no more than 80%. In addition, the Company obtains personal guarantees of the principals as additional security for most commercial real estate loans.

As of December 31, 2007, the Company’s commercial business loans amounted to $634.5 million, or 18.5% of the Company’s total loan portfolio. This represents a $173.4 million, or 37.6% increase from December 31, 2006. The Company originates commercial business loans on a secured and, to a lesser extent, unsecured basis. The Company’s commercial business loans may be structured as term loans or revolving lines of credit. Term loans are generally structured with terms of no more than three to five years, with amortization schedules of no more than seven years. The Company’s commercial business term loans are generally secured by equipment, machinery or other corporate assets. The Company also provides for revolving lines of credit generally structured as advances upon perfected security interests in accounts receivable and inventory. Revolving lines of credit generally have an annual maturity. The Company obtains personal guarantees of the principals as additional security for most commercial business loans.

Mortgage Loans. Residential 1-4 family loans comprise most of the Company’s mortgage loans. The vast majority of the Company’s residential 1-4 family mortgage loan portfolio is secured by properties located in its market areas and originated under terms and documentation which permit their sale in the secondary market. Larger mortgage loans of private banking clients and prospects are generally retained to enhance relationships, and also due to the expected shorter durations and relatively lower servicing costs associated with loans of this size. The Company does not originate or hold high loan to value, negative amortization, option ARM, or other exotic mortgage loans in its portfolio.

The Company continues to sell the majority of conforming mortgage loan originations in the secondary market and recognize the associated fee income rather than assume the rate risk associated with these longer term assets. The Company also releases the servicing of these loans upon sale. Total residential mortgage loans increased $99.6 million compared to December 31, 2006. This growth is primarily related to the acquisitions of PIC and Pocahontas. At December 31, 2007, $462.6 million, or 80.2%, of the Company’s residential 1-4 family mortgage and construction loans were fixed rate loans and $113.9 million, or 19.8%, were adjustable rate loans.

Mortgage Loans Held for Sale – Loans held for sale increased $3.4 million, or 6.3%, to $57.7 million at December 31, 2007 compared to $54.3 million at December 31, 2006. Loans held for sale have primarily been fixed rate single-family residential mortgage loans under contract to be sold in the secondary market. In most cases, loans in this category are sold within thirty days. Buyers generally have recourse to return a purchased loan to the Company under limited circumstances. Recourse conditions may include early payment default, breach of representations or warranties, and documentation deficiencies. During 2007, The Company sold the majority of total single-family mortgage originations in the secondary market.

Consumer Loans. The Company offers consumer loans in order to provide a full range of retail financial services to its customers. The Company originates substantially all of such loans in its primary market area. At December 31, 2007, $849.2 million, or 24.8% of the Company’s total loan portfolio was comprised of consumer loans, compared to $546.0 million, or 24.4% at the end of 2006. Total consumer loans increased $303.2 million compared to December 31, 2006, with $239.7 million of the growth due to the PIC and Pocahontas acquisitions.

Home equity loans comprised the largest component of the Company’s consumer loan portfolio at December 31, 2007. The balance of home equity loans increased $190.8 million, or 81.6% from $233.9 million at December 31, 2006 to $424.7 million at December 31, 2007.

Indirect automobile loans comprised the second largest component of the Company’s consumer loan portfolio. Independent automobile dealerships originate these loans and forward applications to Company personnel for approval or denial. The Company relies on the dealerships, in part, for loan qualifying information. To that extent, there is risk inherent in indirect automobile loans associated with fraud or negligence by the automobile dealership. To limit this risk, an emphasis is placed on established dealerships that have demonstrated reputable behavior, both within the communities we serve and through long-term relationships with the Company. The balance of indirect automobile loans increased slightly, from $228.3 million, or 10.2% of the Company’s total loan portfolio to $240.9 million, or 7.0% at December 31, 2006 and 2007, respectively, as the Company retained its focus on prime, or low risk, paper.

The remainder of the consumer loan portfolio at December 31, 2007 was composed of direct automobile loans, credit card loans and other consumer loans. The Company’s direct automobile loans amounted to $32.1 million, or 0.9% of the Company’s total loan portfolio. The Company’s credit card loans totaled $58.8 million, or 1.7% of the Company’s total loan portfolio at such date. The Company’s other personal consumer loans amounted to $92.7 million, or 2.7% of the Company’s total loan portfolio at December 31, 2007.

In January 2008, the Company sold $30.4 million in credit card loans, and recorded a gain of $6.9 million on the sale. The sale did not include credit card holders in the Company’s current banking markets. The Company does not anticipate a significant change in its current national credit card market origination operations.

Loan Maturities. The following table sets forth the scheduled contractual maturities of the Company’s loan portfolio at December 31, 2007, unadjusted for scheduled principal reductions, prepayments or repricing opportunities. Demand loans, loans having no stated schedule of repayments and no stated maturity and overdraft loans are reported as due in one year or less. The average life of a loan may be substantially less than the contractual terms because of prepayments. As a result, scheduled contractual amortization of loans is not reflective of the expected term of the Company’s loan portfolio. Of the loans with maturities greater than one year, approximately 82% of the value of these loans bears a fixed rate of interest.

TABLE 2 – LOAN MATURITIES BY TYPE

(dollars in thousands)	One Year Or Less	One Through Five Years	After Five Years	Total
Commercial real estate	$490,012	$717,090	$162,780	$1,369,882
Commercial business	296,017	225,000	113,478	634,495
Mortgage residential 1-4 family	20,538	33,838	522,094	576,470
Consumer	215,050	318,176	315,966	849,192

Total	$1,021,617	$1,294,104	$1,114,318	$3,430,039

Asset Quality. Over time, the loan portfolio has transitioned to be more representative of a commercial bank. Accordingly, there is the potential for a higher level of return for investors, but also the potential for higher charge-off and nonperforming levels. In recognition of this, management has tightened underwriting guidelines and procedures, adopted more conservative loan charge-off and nonaccrual guidelines, rewritten the loan policy and developed an internal loan review function. As a result of management’s enhancements to underwriting risk/return dynamics within the loan portfolio over time, the credit quality of the Company’s assets has remained strong. Management believes that historically it has recognized and disclosed significant problem loans quickly and taken prompt action in addressing material weaknesses in those credits.

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

At December 31, 2007, the Company had $47.9 million of commercial assets classified as substandard, $0.5 million of assets classified as doubtful, and no assets classified as loss. At such date, the aggregate of the Company’s classified assets amounted to 0.98% of total assets. At December 31, 2006, the aggregate of the Company’s classified assets amounted to 0.36% of total assets. The increase in the Company’s classified assets is attributable to the addition of the acquired banks’ portfolios, as well as an increase in credit risk in Pulaski Bank’s construction-related portfolio in the Northwest Arkansas and Memphis markets. Pulaski Bank’s classified assets accounted for $41.6 million, or 85.9% of the total classified assets at December 31, 2007. Of the $41.6 million, 38.9%, or $16.2 million, is related to the construction builder portfolio.

Real estate acquired by the Company as a result of foreclosure or by deed-in-lieu of foreclosure is classified as other real estate owned (“OREO”) until sold, and is carried at the balance of the loan at the time of acquisition or at estimated fair value less estimated costs to sell, whichever is less.

Under Generally Accepted Accounting Principles, the Company is required to account for certain loan modifications or restructurings as “troubled debt restructurings.” In general, the modification or restructuring of a debt constitutes a troubled debt restructuring if the Company for economic or legal reasons related to the borrower’s financial difficulties grants a concession to the borrower that the Company would not otherwise consider under current market conditions. Debt restructurings or loan modifications for a borrower do not necessarily constitute troubled debt restructurings, however, and troubled debt restructurings do not necessarily result in nonaccrual loans. The Company had no troubled debt restructurings as of December 31, 2007.

The following tables set forth the composition of the Company’s nonperforming assets, including accruing loans past due 90 or more days, as of the dates indicated.

TABLE 3 – NONPERFORMING ASSETS AND TROUBLED DEBT RESTRUCTURINGS

	December 31,
(dollars in thousands)	2007	2006	2005	2004	2003
Nonaccrual loans:
Commercial, financial and agricultural	$30,740	$745	$2,377	$1,936	$1,838
Mortgage	2,098	353	384	735	552
Loans to individuals	3,268	1,603	2,012	1,784	1,512

Total nonaccrual loans	36,107	2,701	4,773	4,455	3,902
Accruing loans 90 days or more past due	2,655	310	1,003	1,209	1,220

Total nonperforming loans (1)	38,762	3,011	5,776	5,664	5,122
Foreclosed property	9,413	2,008	257	492	2,134

Total nonperforming assets (1)	48,175	5,019	6,033	6,156	7,256
Troubled debt restructurings	—	—	—	—	—

Total nonperforming assets and troubled debt restructurings (1)	$48,175	$5,019	$6,033	$6,156	$7,256

Nonperforming loans to total loans (1)	1.13%	0.13%	0.30%	0.34%	0.36%
Nonperforming assets to total assets (1)	0.98%	0.16%	0.21%	0.25%	0.34%
Nonperforming assets and troubled debt restructurings to total assets (1)	0.98%	0.16%	0.21%	0.25%	0.34%

(1)	Nonperforming loans and assets include accruing loans 90 days or more past due

Nonperforming loans, defined for these purposes as nonaccrual loans plus accruing loans past due 90 days or more, totaled $38.8 million and $3.0 million at December 31, 2007 and 2006, respectively. The increase is a result of the PIC and Pocahontas acquisitions, as 86% of total nonperforming assets were from the acquired portfolios. OREO, which includes foreclosed property, amounted to $9.4 million and $2.0 million at December 31, 2007 and 2006, respectively. OREO increased $7.4 million as a result of the foreclosure of collateral securing loans at the acquired institutions. The increase is also a result of the transfer of idle Company property previously included in bank premises into OREO. Nonperforming assets, which consist of nonperforming loans plus foreclosed property, were $48.2 million, or 0.98% of total assets at December 31, 2007, compared to $5.0 million, or 0.16% of total assets at December 31, 2006.

The $33.4 million increase in nonaccrual loans is a result of market-driven deterioration in the acquired builder construction portfolio at Pulaski Bank. Total Pulaski Bank nonaccrual loans were $32.6 million at year-end, including $29.8 million in the commercial portfolio. To address the increased credit uncertainty in the builder construction portfolio, the Company performed a detailed review of the $62 million portfolio and placed 32% on nonaccrual status before year-end. As a result of the review, the Company believes it has addressed the additional risk in the portfolio, as the remaining portfolio continues to perform according to contractual terms. At the IBERIABANK franchise, total nonaccrual loans increased $0.8 million.

In addition to the problem loans described above, there were $34.0 million of loans classified special mention at December 31, 2007, which in management’s opinion were subject to potential future rating downgrades.

Allowance for Loan Losses. Given the significant commercial loan growth experienced by the Company over the past five years, the Company refined its loan loss methodology during 2006 to further reflect the transition in the loan portfolio from a savings bank (i.e., mortgage/consumer loan focus) to a commercial bank (i.e., commercial loan focus). This refinement resulted in more reserves being assigned to the commercial segment of the loan portfolio and previously unallocated reserves being assigned to the portfolio segments.

The foundation of the allowance for the Company’s commercial segment is the credit risk rating of each relationship within the portfolio. The credit risk of each borrower is assessed, and a risk grade is assigned. The portfolios are further segmented by facility or collateral ratings. The dual risk grade for each loan is determined by the relationship manager and other approving officers and changed from time to time to reflect an ongoing assessment of the risk. Grades are reviewed on specific loans by senior management and as part of the Company’s internal loan review process. The commercial loan loss allowance is determined for all pass-rated borrowers based upon the borrower risk rating, the expected default probabilities of each rating category, and the outstanding loan balances by risk grade. For borrowers rated special mention or below, the higher of the migration analysis and Company established minimum reserve percentages apply. In addition, consideration is given to historical loss experience by internal risk rating, current economic conditions, industry performance trends, geographic or borrower concentrations within each portfolio segment, the current business strategy and credit process, loan underwriting criteria, loan workout procedures, and other pertinent information.

Reserves are determined for impaired commercial loans individually based on management’s evaluation of the borrower’s overall financial condition, resources, and payment record; the prospects for support from any financially responsible guarantors; and the realizable value of any collateral. Reserves are established for these loans based upon an estimate of probable losses for the individual loans deemed to be impaired. This estimate considers all available evidence including the present value of the expected future cash flows or the fair value of collateral less disposal costs. Loans for which impaired reserves are provided are excluded from the general reserve calculations described above to prevent duplicate reserves.

The allowance also consists of reserves for unimpaired loans that encompass qualitative economic factors and specific market risk components. The foundation for the general consumer allowance is a review of the loan portfolios and the performance of those portfolios. This review is accomplished by first segmenting the portfolio into homogenous pools. Residential mortgage loans, direct consumer loans, consumer home equity, indirect consumer loans, credit card, and the business banking portfolio are each considered separately. The historical performance of each of these pools is analyzed by examining the level of charge-offs over a specific period of time. The historical average charge-off level for each pool is updated at least quarterly.

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

Loan portfolios tied to acquisitions made during the year are incorporated into the Company’s allowance process. If the acquisition has an impact on the level of exposure to a particular segment, industry or geographic market, this increase in exposure is factored into the allowance determination process. Generally, acquisitions have higher levels of risk of loss based on differences in credit culture and portfolio management practices. During 2007, the Company acquired $8.7 million in reserves and added an additional $5.9 million during 2007 to the Pulaski Bank allowance for loan losses as a result of declining asset quality and loan portfolio growth.

Acquired loans follow the reserve standard set in AICPA Statement of Position (SOP) 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer. At acquisition, the Company reviews each loan to determine whether there is evidence of deterioration of credit quality since origination and if it is probable that the Company will be unable to collect all amounts due according to the loan’s contractual terms. The Company considers expected prepayments and estimates the amount and timing of undiscounted expected principal, interest and other cash flows for each loan meeting the criteria above and determines the excess of the loan’s scheduled contractual principal and contractual interest payments over all cash flows expected at acquisition as an amount that should not be accreted (nonaccretable difference). The remaining amount, representing the excess of the loan’s or pool’s cash flows expected to be collected over the amount paid, is accreted into interest income over the remaining life of the loan or pool (accretable yield). The Company records a discount on these loans at acquisition to record the loans at their realizable cash flow. As a result, acquired loans subject to SOP 03-3 are excluded from the calculation of loan loss reserves at the acquisition date.

Based on facts and circumstances available, management of the Company believes that the allowance for loan losses was adequate at December 31, 2007 to cover any probable losses in the Company’s loan portfolio. However, future adjustments to the allowance may be necessary, and the Company’s results of operations could be adversely affected if circumstances differ substantially from the assumptions used by management in determining the allowance for loan losses.

The following table presents the allocation of the allowance for loan losses and the percentage of the total amount of loans in each loan category listed as of the dates indicated.

TABLE 4 – ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES

	December 31,
	2007		2006		2005		2004		2003
	Reserve %	% of Loans	Reserve %	% of Loans	Reserve %	% of Loans	Reserve %	% of Loans	Reserve %	% of Loans
Commercial, financial and agricultural	68%	58%	71%	55%	50%	48%	55%	44%	51%	39%
Real estate – mortgage	4	17	4	19	14	22	5	23	5	24
Real estate – construction	7	1	—	2	1	2	—	2	1	4
Loans to individuals	21	24	25	24	28	28	30	31	31	33
Unallocated	—	—	—	—	7	—	10	—	12	—

Total allowance for loan losses	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%

The allowance for loan losses amounted to $38.3 million, or 1.12% and 98.8% of total loans and total nonperforming loans, respectively, at December 31, 2007 compared to 1.34% and 993.7%, respectively, at December 31, 2006. The 22 basis point decrease in allowance coverage of total loans is attributable to the continued strong quality of the IBERIABANK loan portfolio, specifically improvements in credits in the New Orleans area. The decrease in the coverage of nonperforming loans is a result of the movement of a large portion of the Pulaski Bank residential builder portfolio to nonaccrual prior to year-end. Although the deterioration in the credit quality of the Pulaski Bank residential builder portfolio had a negative impact on the allowance for loan losses, the impact was offset by the reversal of the remaining New Orleans reserves during 2007 and continued strong performance of the IBERIABANK loan portfolio.

Additional information on the allowance process is provided in Note 1 to the Consolidated Financial Statements.

Net charge-offs for 2007 were $1.9 million, or 0.06% of total average loans, up from $0.4 million, or 0.02% in 2006. The increase in net charge-offs is a result of the increase in the size of the loan portfolio through acquisitions and credit quality. The following table sets forth the activity in the Company’s allowance for loan losses during the periods indicated.

TABLE 5 – SUMMARY OF ACTIVITY IN THE ALLOWANCE FOR LOAN LOSSES

	Year Ended December 31,
(dollars in thousands)	2007	2006	2005	2004	2003
Allowance at beginning of period	$29,922	$38,082	$20,116	$18,230	$13,101
Addition due to purchase transaction	8,746	—	4,893	587	2,439
Adjustment for loans transferred to held for sale	—	—	(350)	—	—
Provision charged (reversed) to operations	1,525	(7,803)	17,069	4,041	6,300
Charge-offs:
Commercial, financial and agricultural	956	336	1,432	986	1,617
Mortgage	56	97	471	91	37
Loans to individuals	3,694	2,188	3,638	3,035	3,128

Total charge-offs	4,706	2,621	5,541	4,112	4,782

Recoveries:
Commercial, financial and agricultural	1,118	539	539	272	504
Mortgage	84	36	3	1	21
Loans to individuals	1,597	1,689	1,353	1,097	647

Total recoveries	2,799	2,264	1,895	1,370	1,172

Net charge-offs	1,907	357	3,646	2,742	3,610

Allowance at end of period	$38,285	$29,922	$38,082	$20,116	$18,230

Allowance for loan losses to nonperforming assets (1)	79.5%	596.2%	631.2%	326.8%	251.2%
Allowance for loan losses to total loans at end of period	1.12%	1.34%	1.98%	1.22%	1.29%
Net charge-offs to average loans	0.06%	0.02%	0.20%	0.18%	0.28%

(1)	Nonperforming assets include accruing loans 90 days or more past due

Investment Securities – The following table shows the carrying values of securities by category as of the dates indicated.

TABLE 6 – CARRYING VALUE OF SECURITIES

	December 31,
(dollars in thousands)	2007		2006		2005		2004		2003
Securities available for sale:
U.S. Government- sponsored enterprise obligations	$65,174	8%	$169,805	29%	$97,443	17%	$53,236	9%	$26,952	6%
Obligations of state and political subdivisions	44,769	6	40,654	7	39,731	7	48,379	9	48,250	10
Mortgage backed securities	634,466	79	348,373	60	406,321	71	425,318	75	350,871	73
Other securities	974	—	—	—	—	—	—	—	57	—

Total securities available for sale	745,383	93	558,832	96	543,495	95	526,933	93	426,130	89

Securities held to maturity:
U.S. Government- sponsored enterprise obligations	8,050	1	8,063	1	8,075	2	13,088	2	13,101	3
Obligations of state and political subdivisions	47,648	6	9,038	2	13,285	2	14,053	3	17,134	3
Mortgage backed securities	3,796	—	5,419	1	7,727	1	12,881	2	23,257	5

Total securities held to maturity	59,494	7	22,520	4	29,087	5	40,022	7	53,492	11

Total securities	$804,877	100%	$581,352	100%	572,582	100%	$566,955	100%	$479,622	100%

Investment securities increased by an aggregate of $223.5 million, or 38.4%, from $581.4 million at December 31, 2006, to $804.9 million at December 31, 2007. The increase was due to the acquisition of $253.4 million in securities from PIC and Pocahontas, as well as purchases of investment securities of $300.6 million, which was offset by $302.8 million from maturities, prepayments and calls, $44.7 million from sales of investment securities, $0.9 million from the amortization of premiums and $3.8 million from the accretion of discounts. Carrying value was also positively impacted by an increase of $14.4 million in the market value of available for sale investment securities.

During 2007, the carrying value was also affected by a $0.3 million write-down of a security management deemed to be other than temporarily impaired. The write-down was associated with the loss of the credit enhancement provided by a monoline insurer of a municipal revenue bond held by the Company. No other declines in fair value were deemed other-than-temporary. At December 31, 2007, the Company’s investment portfolio did not contain any securities that are directly backed by subprime or Alt-A mortgages.

Funds generated as a result of sales and prepayments are used to fund loan growth and purchase other securities. The Company continues to monitor market conditions and take advantage of market opportunities with appropriate rate and risk return elements. Note 3 of the Consolidated Financial Statements provides further information on the Company’s investment securities.

Short-term Investments – Short-term investments result from excess funds that fluctuate daily depending on the funding needs of the Company and are currently invested overnight in an interest-bearing deposit account at the FHLB of Dallas, the total balance of which earns interest at the current FHLB discount rate. The balance in interest-bearing deposits at other institutions decreased $4.0 million, or 11.8%, from $33.8 million at December 31, 2006 to $29.8 million at December 31, 2007. The average rate on these funds during 2007 was 6.45%, compared to 4.59% during 2006.

Other Assets – The following table details the changes in other asset balances at the dates indicated.

TABLE 7 – OTHER ASSETS COMPOSITION

	December 31,
(dollars in thousands)	2007	2006	2005	2004	2003
Cash and cash equivalents (1)	$123,105	$84,905	$126,800	$53,265	$69,521
Premises and equipment	122,452	71,007	55,010	39,557	31,992
Bank-owned life insurance	64,955	46,705	44,620	37,640	29,623
Goodwill	231,177	92,779	93,167	64,732	59,523
Core deposit intangibles	16,736	6,291	7,409	3,577	3,262
Title plant intangibles	6,714	—	—	—	—
Accrued interest receivable	22,842	15,514	14,145	10,072	9,050
FHLB and FRB stock	37,998	22,378	20,272	23,855	19,655
Other	36,653	23,752	27,639	10,329	13,662

Total	$662,632	$363,331	$389,062	$243,027	$236,288

(1)	Cash and cash equivalents include short-term investments noted previously.

The $38.2 million increase in cash is the result of the cash balances acquired from PIC and Pocahontas.

The $51.4 million increase in premises and equipment is primarily the result of the addition of land, building and equipment associated with the acquisitions, as well as completion of the Company’s branch expansion initiative. The Company acquired $48.9 million in premises and equipment from the entities acquired in 2007.

The $18.3 million increase in bank-owned life insurance is a result of $8.5 million acquired from PIC as well as additional policy purchases during 2007.

The $138.4 million increase in goodwill is due to the acquisitions closed during the first half of 2007. Core deposit intangible assets increased $12.4 million as a result of the PIC and Pocahontas acquisitions. The Company also recorded a title plant asset of $6.7 million related to LTC and United Title.

The increases in accrued interest receivable and FHLB and FRB stock of $7.3 million and $15.6 million, respectively, are primarily attributable to the PIC and Pocahontas acquisitions. Accrued interest receivable was also affected by organic loan growth during the year.

The $12.9 million increase in other assets is primarily a result of additional assets acquired from PIC and Pocahontas.

Funding Sources

Deposits obtained from clients in its primary market areas are the Company’s principal source of funds for use in lending and other business purposes. The Company attracts local deposit accounts by offering a wide variety of accounts, competitive interest rates and convenient branch office locations and service hours. Increasing core deposits through the development of client relationships is a continuing focus of the Company. Borrowings have become an increasingly important funding source as the Company has grown. Other funding sources include short-term and long-term borrowings, subordinated debt and shareholders’ equity. The following discussion highlights the major changes in the mix of deposits and other funding sources during 2007.

Deposits – The Company’s ability to attract and retain customer deposits is critical to the Company’s continued success. The Company faced significant competition in raising deposits at rates management deemed appropriate in 2007. As a result, excluding the PIC and Pocahontas acquisitions, deposit growth was muted during the year. Of the $1.1 billion, or 43.8%, of deposit growth in 2007, the acquisitions accounted for $1.0 billion of the growth.

During 2007, noninterest-bearing checking accounts increased $113.0 million, or 31.8%, interest-bearing checking accounts increased $199.6 million, or 31.7%, savings and money market accounts increased $178.2 million, or 30.3%, and certificate of deposit accounts increased $571.4 million, or 67.2%. At December 31, 2007, $468.0 million, or 13.4%, of the Company’s total deposits were noninterest-bearing, compared to $355.0 million, or 14.7%, at December 31, 2006.

The following table sets forth the composition of the Company’s deposits at the dates indicated.

TABLE 8 – DEPOSIT COMPOSITION

	December 31,
(dollars in thousands)	2007		2006		2005		2004		2003
Noninterest-bearing DDA	$468,001	13%	$354,961	15%	$350,065	15%	$218,859	12%	$189,786	12%
NOW accounts	828.099	24	628,541	26	575,379	26	532,584	30	449,938	28
Savings and money market	766,429	22	588,202	24	554,731	25	393,772	22	350,295	22
Certificates of deposit	1,422,299	41	850,878	35	762,781	34	628,274	36	599,087	38

Total deposits	$3,484,828	100%	$2,422,582	100%	$2,242,956	100%	$1,773,489	100%	$1,589,106	100%

The increase in noninterest bearing deposits is a result of the acquisition of $96.1 million from PIC and Pocahontas and organic growth of $16.9 million. The Company acquired interest-bearing deposits of $909.0 million during 2007 and had organic growth of $40.2 million.

Certificates of deposit $100,000 and over increased $265.2 million, or 70.8%, from $374.8 million at December 31, 2006 to $639.9 million at December 31, 2007. The following table details large-denomination certificates of deposit by remaining maturities.

TABLE 9 – REMAINING MATURITY OF CDS $100,000 AND OVER

	December 31,
(dollars in thousands)	2007	2006	2005
3 months or less	$186,548	$103,205	$87,411
Over 3 - 12 months	348,161	204,131	120,966
Over 12 - 36 months	87,618	56,069	90,681
More than 36 months	17,607	11,370	12,412

Total	$639,934	$374,775	$311,470

Additional information regarding deposits is provided in Note 8 of the Consolidated Financial Statements.

Borrowings and Debt - Advances from the FHLB of Dallas may be obtained by the Company upon the security of the common stock it owns in the applicable bank and certain of its real estate loans and investment securities, provided certain standards related to creditworthiness have been met. Such advances are made pursuant to several credit programs, each of which has its own interest rate and range of maturities. The level of short-term borrowings can fluctuate significantly on a daily basis depending on funding needs and the source of funds chosen to satisfy those needs. Total short-term borrowings increased $233.5 million, or 115.3%, to $436.1 million at December 31, 2007 compared to $202.6 million at December 31, 2006. The additional borrowings were needed to help fund loan growth. The Company’s short-term borrowings at December 31, 2007 were comprised of $300.5 million of advances from the FHLB of Dallas and $135.7 million of securities sold under agreements to repurchase.

The average amount of short-term borrowings in 2007 was $357.7 million, compared to $116.2 million in 2006. The weighted average rate on short-term borrowings was 4.39% at December 31, 2007, compared to 3.32% at December 31, 2006. For additional information regarding short-term borrowings, see Note 9 of the Consolidated Financial Statements.

The Company’s long-term borrowings increased $220.6 million, or 93.1%, to $457.6 million at December 31, 2007, compared to $237.0 million at December 31, 2006. The increase is a result of the issuance of $36.0 million in additional trust preferred securities during 2007, as well as the assumption of $13.5 million in trust preferred securities from PIC and Pocahontas. The remaining increase was a result of additional advances borrowed to fund loan growth.

The majority of the Company’s long-term borrowings, $292.5 million, were comprised of fixed-rate advances from the FHLB of Dallas which cannot be paid off without incurring substantial prepayment penalties. Remaining FHLB advances of $45.0 million consist of variable rate advances based on three-month LIBOR.

The Company’s remaining debt of $120.1 million consists of $105.1 million of junior subordinated deferrable interest debentures of the Company issued to statutory trusts that were funded by the issuance of floating rate capital securities of the trusts and $15.0 million in correspondent bank advances. The debentures qualify as Tier 1 Capital for regulatory purposes. Interest is payable quarterly and may be deferred at any time at the election of the Company for up to 20 consecutive quarterly periods. During any deferral period, the Company is subject to certain restrictions, including being prohibited from declaring dividends to its common shareholders. During 2007, the Company issued an additional $36.0 million in trust preferred securities. The securities are redeemable by the Company in whole or in part after five years, or earlier under certain circumstances.

At December 31, 2007, the Company was not in compliance with one of the financial covenants on a $15,000,000 correspondent bank note. The Company’s Nonperforming Assets Ratio, calculated at 12.30% and defined for purposes of the agreement as the Company’s total nonperforming assets as a percentage of the sum of its Tier 1 risk based capital and allowance for loan losses, exceeded the maximum ratio of 10.00% specified in the agreement. Non-compliance with the financial covenants could terminate the agreement, thereby making the note, plus accrued interest and fees, payable immediately. Subsequent to December 31, 2007, the Company obtained a written waiver of this default for the fiscal quarter ended December 31, 2007. The Company is currently in the process of re- negotiating this note and expects the violation to be cured through revisions to the Nonperforming Assets Ratio covenant in the new agreement.

The following table summarizes each outstanding issue of junior subordinated debt. For additional information, see Note 10 of the Consolidated Financial Statements.

TABLE 10 – JUNIOR SUBORDINATED DEBT COMPOSITION

(dollars in thousands)

Date Issued	Term	Callable After(4)	Interest Rate(5)	Amount
March 2000(1)	30 years	—	10.875%	$7,989
March 2001(2)	30 years	—	10.180%	8,424
November 2002	30 years	5 years	LIBOR plus 3.250%	10,310
June 2003	30 years	5 years	LIBOR plus 3.150%	10,310
March 2003 (3)	30 years	5 years	LIBOR plus 3.150%	6,204
September 2004	30 years	5 years	LIBOR plus 2.000%	10,310
October 2006	30 years	5 years	LIBOR plus 1.600%	15,464
June 2007	30 years	5 years	LIBOR plus 1.435%	10,310
November 2007	30 years	5 years	LIBOR plus 2.640%	25,775

Balance, December 31, 2007				$105,096

(1)	Obtained via the PIC acquisition.

(2)	Obtained via the Pocahontas acquisition.

(3)	Obtained via the American Horizons acquisition.

(4)	Subject to regulatory requirements.

(5)

The interest rate on the Company’s junior subordinated debt, excluding the debt acquired in the PIC and Pocahontas acquisitions, is indexed to LIBOR and is based on the 3-month LIBOR rate. At December 31, 2007, the 3-month LIBOR rate was 4.99%.

Shareholders’ Equity – Shareholders’ equity provides a source of permanent funding, allows for future growth and provides the Company with a cushion to withstand unforeseen adverse developments. At December 31, 2007, shareholders’ equity totaled $498.1 million, an increase of $178.5 million, or 55.9%, compared to $319.6 million at December 31, 2006. The following table details the changes in shareholders’ equity during 2007.

TABLE 11 – CHANGES IN SHAREHOLDERS’ EQUITY

(dollars in thousands)	Amount
Balance, December 31, 2006	$319,551
Common stock issued in acquisitions	146,410
Net income	41,310
Consolidation of joint venture	56
Sale of treasury stock for stock options exercised	3,947
Cash dividends declared	(17,169)
Repurchases of common stock placed into treasury	(9,607)
Increase in other comprehensive income	9,031
Share based compensation cost	4,530

Balance, December 31, 2007	$498,059

On April 25, 2007, the Board of Directors of the Company authorized a new share repurchase program upon completion of the prior program, which had 17,050 shares remaining authorized to be repurchased. The program authorizes the repurchase of up to 300,000 shares of the Company’s outstanding common stock, or approximately 2.3% of total shares outstanding. During the year ended December 31, 2007, the Company repurchased a total of 168,021 shares of its Common Stock under publicly announced stock repurchase programs, leaving 149,029 shares remaining for purchase under the plan announced in April 2007. The following table details these purchases during 2007.

TABLE 12 – STOCK REPURCHASES

Period	Number of Shares Purchased		Average Price Paid per Share	Number of Shares Purchased as Part of Publicly Announced Repurchase Plans	Maximum Number of Shares that May Yet Be Purchased Under Repurchase Plans
May	27,000	(1)	$52.27	27,000	290,050
July	38,500		$42.87	38,500	251,550
August	97,421		$45.81	97,421	154,129
September	5,100		$49.96	5,100	149,029

Total	168,021		$46.30	168,021

(1)	Includes 17,050 shares purchased under previous share repurchase plan approved in 2005.

No shares were repurchased during the months not presented in the table. All shares repurchased during the year ended December 31, 2007 were repurchased through publicly announced plans.

RESULTS OF OPERATIONS

The Company reported net income of $41.3 million, $35.7 million and $22.0 million for the years ended December 31, 2007, 2006 and 2005, respectively. Earnings per share (“EPS”) on a diluted basis were $3.27 for 2007, $3.57 for 2006 and $2.24 for 2005. During 2007, interest income increased $97.0 million, interest expense increased $65.0 million, the provision for loan losses increased $9.3 million, noninterest income increased $53.1 million, noninterest expense increased $67.9 million and income tax expense increased $2.3 million. Cash earnings, defined as net income before the net of tax amortization of acquisition intangibles, amounted to $42.7 million, $36.4 million and $22.8 million for the years ended December 31, 2007, 2006 and 2005, respectively. Included in operating results are the results of operations of American Horizons from the acquisition date of January 31, 2005, PIC from the acquisition date of January 31, 2007, and Pocahontas from the acquisition date of February 1, 2007.

Net Interest Income – Net interest income is the difference between interest realized on earning assets and interest paid on interest-bearing liabilities and is also the driver of core earnings. As such, it is subject to constant scrutiny by management. The rate of return and relative risk associated with earning assets are weighed to determine the appropriateness and mix of earning assets. Additionally, the need for lower cost funding sources is weighed against relationships with clients and future growth requirements. The Company’s average interest rate spread, which is the difference between the yields earned on earning assets and the rates paid on interest-bearing liabilities, was 2.73%, 2.99% and 3.23% during the years ended December 31, 2007, 2006 and 2005, respectively. The Company’s net interest margin on a taxable equivalent (TE) basis, which is net interest income (TE) as a percentage of average earning assets, was 3.13%, 3.42% and 3.54% during the years ended December 31, 2007, 2006 and 2005, respectively.

Net interest income increased $32.0 million, or 35.0%, in 2007 to $123.5 million compared to $91.5 million in 2006. This increase was due to a $97.0 million, or 58.7%, increase in interest income, which was partially offset by a $65.0 million, or 88.1%, increase in interest expense. The improvement in net interest income was the result of increased volumes and an improved mix of earning assets and deposits. Although earnings improved through increased net interest income, the related net interest spread and margin ratios compressed, driven in part by the rise in short-term interest rates during the year, the associated repricing of the Company’s assets and liabilities, and the effect of the PIC and Pocahontas acquisitions.

In 2006, net interest income increased $6.7 million, or 7.9%, to $91.5 million, compared to $84.8 million in 2005. This increase was due to a $30.0 million, or 22.2%, increase in interest income, which was partially offset by a $23.3 million, or 46.2%, increase in interest expense. In addition, interest income was affected in the third quarter of 2006 when the Company recorded a pre-tax $1.4 million increase in commercial loan interest income associated with the accelerated loan discount accretion of a formerly impaired credit originated by American Horizons.

The Company has engaged in interest rate swap transactions, which are a form of derivative financial instruments, to modify the net interest sensitivity to levels deemed to be appropriate. Through this instrument, interest rate risk is managed by hedging with an interest rate swap contract designed to pay fixed and receive floating interest. The interest rate swaps of the Company were executed to modify net interest sensitivity to levels deemed appropriate.

Average loans made up 76.6% of average earning assets as of December 31, 2007 as compared to 74.5% at December 31, 2006. Overall, average loans increased $1.1 billion, or 51.5% in 2007. The PIC and Pocahontas acquisitions accounted for the majority of the growth. Average loan growth at the IBERIABANK franchise was $332.2 million, or 16.2% during 2007. The increase in average loans was funded by increased customer deposits and other borrowings. Average investment securities made up 19.9% of average earning assets at December 31, 2007 compared to 23.0% at December 31, 2006. Average interest-bearing deposits made up 80.5% of average interest-bearing liabilities at December 31, 2007 compared to 84.9% at December 31, 2006. Average borrowings made up 19.5% of average interest-bearing liabilities at December 31, 2007 compared to 15.1% at December 31, 2006. Tables 13 and 14 further display the changes in net interest income.

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

TABLE 13 – AVERAGE BALANCES, NET INTEREST INCOME AND INTEREST YIELDS / RATES

	Years Ended December 31,
	2007			2006			2005
(dollars in thousands)	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate
Earning assets:
Loans receivable:
Mortgage loans	$565,232	$33,164	5.87%	$485,642	$27,011	5.56%	$438,515	$23,536	5.37%
Commercial loans (TE)	1,760,012	119,993	6.88	1,034,492	67,347	6.65	862,799	48,287	5.74
Consumer and other loans	787,748	60,081	7.63	534,475	38,413	7.19	538,761	36,669	6.81

Total loans	3,112,992	213,238	6.88	2,054,609	132,771	6.53	1,840,075	108,492	5.96

Loans held for sale	71,180	4,441	6.24	15,246	992	6.51	12,866	709	5.51
Investment securities (TE)	809,884	40,537	5.25	633,270	28,954	4.75	574,832	24,192	4.44
Other earning assets	68,357	4,030	5.89	53,268	2,575	4.83	49,773	1,855	3.73

Total earning assets	4,062,413	262,246	6.53	2,756,393	165,292	6.09	2,477,546	135,248	5.56

Allowance for loan losses	(36,752)			(36,570)			(27,908)
Nonearning assets	547,828			288,651			267,425

Total assets	$4,573,489			$3,008,474			$2,717,063

Interest-bearing liabilities:
Deposits:
NOW accounts	$816,376	$20,785	2.55%	$623,211	$15,427	2.48%	$558,705	$9,239	1.65%
Savings and money market accounts	764,275	20,837	2.73	589,137	12,075	2.05	480,836	6,171	1.28
Certificates of deposit	1,344,446	62,674	4.66	803,154	30,614	3.81	727,666	21,187	2.91

Total interest-bearing deposits	2,925,097	104,296	3.57	2,015,502	58,116	2.88	1,767,207	36,597	2.07

Short-term borrowings	357,743	15,939	4.39	116,165	3,911	3.32	143,100	3,395	2.34
Long-term debt	349,898	18,492	5.21	243,058	11,743	4.77	245,561	10,458	4.20

Total interest-bearing liabilities	3,632,738	138,727	3.81	2,374,725	73,770	3.10	2,155,868	50,450	2.33

Noninterest-bearing demand deposits	439,296			336,190			283,396
Noninterest-bearing liabilities	35,666			20,049			16,170

Total liabilities	4,107,700			2,730,964			2,455,434
Shareholders’ equity	465,789			277,510			261,629

Total liabilities and shareholders’ equity	$4,573,489			$3,008,474			$2,717,063

Net earning assets	$429,675			$381,668			$321,678
Net interest spread		$123,519	2.73%		$91,522	2.99%		$84,798	3.23%
Net interest income (TE) / Net interest margin (TE)		$128,265	3.13%		$95,066	3.42%		$88,082	3.54%

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

TABLE 14 – SUMMARY OF CHANGES IN NET INTEREST INCOME

	2007 / 2006 Change Attributable To			2006 / 2005 Change Attributable To
(dollars in thousands)	Volume	Rate	Total Increase (Decrease)	Volume	Rate	Total Increase (Decrease)
Earning assets:
Loans receivable:
Mortgage loans	$4,549	$1,604	$6,153	$2,575	$901	$3,476
Commercial loans (TE)	48,143	4,503	52,646	10,360	8,700	19,060
Consumer and other loans	21,193	475	21,668	(386)	2,130	1,744
Loans held for sale	3,566	(117)	3,449	143	140	283
Investment securities (TE)	8,286	3,297	11,583	2,614	2,148	4,762
Other earning assets	788	667	1,455	106	614	720

Total net change in income on earning assets	86,525	10,429	96,954	15,412	14,633	30,045

Interest-bearing liabilities:
Deposits:
NOW accounts	4,850	508	5,358	1,332	4,856	6,188
Savings and money market accounts	3,321	5,441	8,762	2,791	3,113	5,904
Certificates of deposit	22,933	9,127	32,060	2,538	6,889	9,427
Borrowings	17,116	1,661	18,777	(1,916)	3,718	1,802

Total net change in expense on interest-bearing liabilities	48,220	16,737	64,957	4,745	18,576	23,321

Change in net interest spread	$38,305	$(6,308)	$31,997	$10,667	$(3,943)	$6,724

Interest income includes interest income earned on earning assets as well as applicable loan fees earned. Interest income that would have been earned on nonaccrual loans had they been on accrual status is not included in the data reported above.

Provision for Loan Losses - Management of the Company assesses the allowance for loan losses quarterly and will make provisions for loan losses as deemed appropriate in order to maintain the adequacy of the allowance for loan losses. Increases to the allowance for loan losses are achieved through provisions for loan losses that are charged against income. Adjustments to the allowance may also result from purchase accounting associated with loans acquired in mergers.

While the vast majority of the Company’s loan portfolio performed well in 2007, the builder construction loan portfolio in the Northwest Arkansas and Memphis areas exhibited credit deterioration during the year as a result of slow housing conditions. On a consolidated basis, the Company recorded a provision for loan losses of $1.5 million in 2007. As a result of loan growth and noted deterioration in their builder construction portfolio, the Pulaski Bank franchise recorded a provision of $5.9 million in 2007. Due to improvements in the New Orleans portfolio, the Company recorded a negative loan loss provision on the IBERIABANK portfolio of $4.4 million for the year ended December 31, 2007. As a result of strong asset quality in the loan portfolio and improvements in outstanding credits in the hurricane-affected areas, the Company recorded a negative loan loss provision of $7.8 million for the year ended December 31, 2006.

Net chargeoffs were $1.9 million for 2007 compared to $0.4 million for 2006. The allowance for loan losses as a percentage of outstanding loans, net of unearned income, was 1.12% at December 31, 2007, compared to 1.34% at year-end 2006. A discussion of credit quality can be found in the section on “Asset Quality and Allowance for Loan Losses” in this analysis.

Noninterest Income – The Company reported noninterest income of $76.6 million in 2007 compared to $23.5 million for 2006. The following table illustrates the primary components of noninterest income for the years indicated.

TABLE 15 – NONINTEREST INCOME

(dollars in thousands)	2007	2006	Percent Increase (Decrease)	2005	Percent Increase (Decrease)
Service charges on deposit accounts	$19,964	$13,167	51.6%	$13,427	(1.9)%
ATM/debit card fee income	4,934	3,429	43.9	2,709	26.6
Income from bank owned life insurance	3,530	2,085	69.3	1,979	5.3
Gain on sale of loans, net	16,744	745	2,146.2	2,497	(70.2)
Gain on sale of assets	132	99	33.3	826	(88.0)
Gain (loss) on sale of investments, net	1,415	(4,083)	134.7	(39)	(10,369.2)
Impairment of investment securities	(302)	—	—	—	—
Title revenue	17,293	—	—	—	—
Broker commission income	5,487	4,054	35.3	2,410	68.2
Other income	7,397	3,954	87.1	2,332	69.6

Total noninterest income	$76,594	$23,450	226.6%	$26,141	(10.3)%

Service charges on deposit accounts increased $6.8 million in 2007 primarily due to the addition of accounts related to the PIC and Pocahontas acquisitions.

ATM/debit card fee income increased $1.5 million in 2007 due to the expanded cardholder base attributable to the PIC and Pocahontas acquisitions and increased usage by customers.

Income from bank owned life insurance increased $1.4 million in 2007 as the Company received the proceeds from a death benefit of $0.9 million on an insured former employee, acquired life insurance policies from PIC and Pocahontas and purchased new policies during the year.

Gain on sale of loans increased $16.0 million in 2007 as a result of the additional mortgage loan sales volume produced by PMC. Gains on the sale of loans in 2006 were reduced as the Company recorded a loss of $1.1 million on the transfer of a pool of lower-yielding mortgage loans into loans held for sale. These loans were sold in January 2007.

Gain on the sale of investments increased $5.5 million from 2006. The current year gain includes a gain of $0.8 million from the sale of the Company’s Mastercard stock and gains of $0.6 million from the sales of treasuries and agency callable and bullet securities. The loss on the sale of investments during 2006 was a result of the Company selling $109.3 million in investments during the year to reinvest the proceeds in higher yielding investments. During the fourth quarter of 2007, the Company recorded a $0.3 million impairment charge associated with the loss of the credit enhancement provided by a monoline insurer of a municipal bond held by the Company.

Due to LTC and its subsidiaries, noninterest income now includes title income of $17.3 million.

Broker commission income increased $1.4 million in 2007 as the Company continues to benefit from the addition of high-producing representatives and increased production from existing employees. 2007 results were also positively impacted by the expansion of broker services into Arkansas through Pulaski Financial Services, a subsidiary of Iberia Financial Services.

Other noninterest income increased $3.4 million in 2007 primarily due to credit card fees and trust income resulting from the PIC acquisition. These increases were partially offset by a decrease in derivative gains on swaps and net cash settlements during 2007. During the third quarter of 2006, the Company revised its method of accounting for interest rate swaps associated with its junior subordinated debt. The Company had previously accounted for these swaps using hedge accounting as prescribed by SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. Under hedge accounting, changes in the fair value of the swaps were recorded in Shareholders’ Equity.

These fair value changes are now recorded in noninterest income. For additional information, see Notes 1 and 11 of the Consolidated Financial Statements.

Noninterest income decreased $2.7 million from 2005 to 2006 primarily due to a $4.1 million loss on the sale of investments in 2006. The loss was the result of the sale of $109.3 million in investments during the year to reinvest the proceeds in higher yielding securities. The decrease was offset by increases of $0.7 million in ATM/debit card fee income and $1.6 million in broker commission income. Noninterest income was adversely impacted by a $0.7 million decrease in gains on sales of assets and a $0.3 million increase in service charges on deposit accounts, as customers migrated to deposit products with lower fees.

Noninterest Expense – The Company reported noninterest expense of $141.0 million in 2007 compared to $73.1 million for 2006. Ongoing attention to expense control is part of the Company’s corporate culture. However, the Company embarked on a growth initiative that included new branches, acquisitions and product expansion. These initiatives have caused increases in several components of noninterest expense. The following table illustrates the primary components of noninterest expense for the years indicated.

TABLE 16 – NONINTEREST EXPENSE

(dollars in thousands)	2007	2006	Percent Increase (Decrease)	2005	Percent Increase
Salaries and employee benefits	$79,672	$40,023	99.1%	$33,973	17.8%
Occupancy and equipment	20,035	9,445	112.1	8,319	13.5
Franchise and shares tax	3,380	2,991	13.0	3,161	(5.4)
Communication and delivery	6,142	3,118	97.0	3,107	0.4
Marketing and business development	3,039	2,124	43.1	1,766	20.3
Data processing	5,819	2,678	117.3	1,837	45.8
Printing, stationery and supplies	2,152	1,007	113.7	992	1.5
Amortization of acquisition intangibles	2,198	1,118	96.6	1,207	(7.4)
Professional services	3,973	2,103	88.9	2,339	(10.1)
Other expenses	14,618	8,520	71.6	7,737	10.1

Total noninterest expense	$141,028	$73,127	92.9%	$64,438	13.5%

Salaries and employee benefits increased $39.6 million in 2007 primarily due to increased staffing associated with the PIC and Pocahontas acquisitions. Since these acquisitions, the Company has reduced staffing levels by approximately 140 associates, or 10% of its workforce. Most of these reductions were made during the second and third quarters of 2007.

Occupancy and equipment expense increased $10.6 million in 2007 due primarily to the facilities costs associated with the acquisitions.

Franchise and shares tax expense increased $0.4 million in 2007 due to higher assessments as a result of IBERIABANK’s growth. Both capital and income levels are key components of the Louisiana shares tax calculation.

Communication and delivery charges, data processing and printing and supplies expenses increased $3.0 million, $3.1 million, and $1.1 million, respectively, in 2007. These increases are primarily due to the acquisitions.

Marketing and business development expense increased $0.9 million in 2007 as a result of additional customer notifications, advertisements, and direct mail expenses incurred as a result of the acquisitions.

Amortization of acquisitions intangibles increased $1.1 million as a result of the additional core deposit intangibles recorded on the PIC and Pocahontas acquisitions.

Professional services expense increased $1.9 million in 2007 primarily due to higher consulting expenses and independent auditor fees. The increase in fees is attributable to the increased size and complexity of the Company due to the addition of lines of business acquired from PIC and Pocahontas.

Other noninterest expenses increased $6.1 million in 2007 primarily as a result of the acquisitions. Loan related expenses increased $1.9 million as a result of the acquired loan portfolios as well as additional loan collection efforts. Credit card expenses increased $1.5 million as a result of PIC’s cardholder base. Travel expenses increased $0.6 million, primarily resulting from integration and conversion activities in Arkansas. The Company also recorded modest increases in bank service charges and ATM/debit card expenses, reflecting the additional locations and volume of business resulting from the acquisitions. Other noninterest expenses in 2006 included a $1.0 million prepayment penalty incurred to pay off $11.4 million in FHLB advances.

Noninterest expense increased $8.7 million from 2005 to 2006 primarily do to the $1.0 million prepayment penalty incurred, salaries and benefits expense ($6.1 million increase) and occupancy and equipment expense ($1.1 million increase) as a result of the Company’s branch expansion initiative.

Income Taxes - For the years ended December 31, 2007, 2006 and 2005, the Company incurred income tax expense of $16.3 million, $14.0 million and $7.4 million, respectively. The Company’s effective tax rate amounted to 28.2%, 28.1% and 25.3% during 2007, 2006 and 2005, respectively. The difference between the effective tax rate and the statutory tax rate primarily relates to variances in items that are non-taxable or non-deductible, primarily the effect of tax-exempt income, the non-deductibility of part of the amortization of acquisition intangibles, and various tax credits taken. The slight increase in the Company’s effective tax rates for 2007 is attributable to increased net income before taxes. The Company’s tax rate in 2005 included the effect of the third quarter net loss and the decrease in ESOP compensation expense, a large portion of which was not deductible for tax purposes. For more information, see Note 12 of the Consolidated Financial Statements.

CAPITAL RESOURCES

Federal regulations impose minimum regulatory capital requirements on all institutions with deposits insured by the Federal Deposit Insurance Corporation. The Federal Reserve Board (“FRB”) imposes similar capital regulations on bank holding companies. Compliance with bank and bank holding company regulatory capital requirements, which include leverage and risk-based capital guidelines, are monitored by the Company on an ongoing basis. Under the risk-based capital method, a risk weight is assigned to balance sheet and off-balance sheet items based on regulatory guidelines. At December 31, 2007, the Company exceeded all regulatory capital ratio requirements with a Tier 1 leverage capital ratio of 7.42%, a Tier 1 risk-based capital ratio of 9.32% and a total risk-based capital ratio of 10.37%. At December 31, 2007, both IBERIABANK and Pulaski Bank also exceeded all regulatory capital ratio requirements with Tier 1 leverage capital ratios of 7.40% and 7.68%, Tier 1 risk-based capital ratios of 9.14% and 10.16% and total risk-based capital ratios of 10.04% and 11.41%, respectively.

In addition, the Company has junior subordinated debt totaling $102.0 million, which may be included in Tier 1 capital up to 25% of the total of the Company’s core capital elements, including the junior subordinated debt. For additional information, see Note 10 of the Consolidated Financial Statements.

LIQUIDITY

The Company’s liquidity, represented by cash and cash equivalents, is a product of its operating, investing and financing activities. The Company manages its liquidity with the objective of maintaining sufficient funds to respond to the needs of depositors and borrowers and to take advantage of earnings enhancement opportunities. The primary sources of funds for the Company are deposits, borrowings, repayments and maturities of loans and investment securities, securities sold under agreements to repurchase, as well as funds provided from operations. Certificates of deposit scheduled to mature in one year or less at December 31, 2007 totaled $1.2 billion. Based on past experience, management believes that a significant portion of maturing deposits will remain with the Company. Additionally, the majority of the investment security portfolio is classified by the Company as available-for-sale which provides the ability to liquidate securities as needed. Due to the relatively short planned duration of the investment security portfolio, the Company continues to experience significant cash flows on a normal basis.

The following table summarizes the Company’s cash flows for the years ended December 31, 2007 and 2006:

(dollars in thousands)	2007	2006
Cash flow provided by operations	$73,570	$23,756
Cash flow used in investing	(420,619)	(382,735)
Cash flow provided by financing	385,249	317,084

Net increase (decrease) in cash and cash equivalents	$38,200	$(41,895)

Cash flows provided by operations during 2007 were $49.8 million higher compared to the same period in 2006. The increase was primarily due to higher income for the year and a decrease in net fundings of loans held for sale.

Cash used in investing activities increased $37.9 million in 2007 compared to the same period in 2006 primarily due to the growth in the Company’s loan portfolio. Funding of loan growth of $442.4 million and cash paid for acquisitions was partially offset by decreases in net investment cash outflows and purchases of property and equipment.

Net financing cash flows increased $68.2 million from 2006 to 2007, primarily due to an increase in the Company’s long and short-term borrowings, and more specifically, advances from the FHLB, offset partially by an increase in cash paid for shareholder dividends.

While scheduled cash flows from the amortization and maturities of loans and securities are relatively predictable sources of funds, deposit flows and prepayments of loan and investment securities are greatly influenced by general interest rates, economic conditions and competition. The FHLB of Dallas provides an additional source of liquidity to make funds available for general requirements and also to assist with the variability of less predictable funding sources. At December 31, 2007, the Company had $636.2 million of outstanding advances from the FHLB of Dallas. Additional advances available at December 31, 2007 from the FHLB of Dallas amounted to $410.0 million. The Company and IBERIABANK also have various funding arrangements with commercial banks providing up to $70 million in the form of federal funds and other lines of credit. At December 31, 2007, there was no balance outstanding on these lines and all of the funding was available to the Company.

Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments such as overnight deposits. On a longer-term basis, the Company maintains a strategy of investing in various lending and investment security products. The Company uses its sources of funds primarily to meet its ongoing commitments and fund loan commitments. The Company has been able to generate sufficient cash through its deposits, as well as borrowings, and anticipates it will continue to have sufficient funds to meet its liquidity requirements.

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

The Company’s interest rate risk model indicated that the Company was slightly liability sensitive in terms of interest rate sensitivity. Based on the Company’s interest rate risk model, the table below illustrates the impact of an immediate and sustained 100 and 200 basis point increase or decrease in interest rates on net interest income:

Shift in Interest Rates (in bps)	% Change in Projected Net Interest Income
+200	(2.6)%
+100	(0.8)
-100	2.0
-200	1.8

The influence of using the forward curve as of December 31, 2007 as a basis for projecting the interest rate environment would approximate a 3.0% increase in net interest income. The computations of interest rate risk shown above do not necessarily include certain actions that management may undertake to manage this risk in response to anticipated changes in interest rates.

The rate environment is a function of the monetary policy of the FRB. The principal tools of the FRB for implementing monetary policy are open market operations, or the purchases and sales of U.S. Treasury and federal agency securities. The FRB’s objective for open market operations has varied over the years, but the focus has gradually shifted toward attaining a specified level of the federal funds rate to achieve the long-run goals of price stability and sustainable economic growth. The federal funds rate is the basis for overnight funding and drives the short end of the yield curve. Longer maturities are influenced by FRB purchases and sales and also expectations of monetary policy going forward. The FRB began to increase the targeted level for the federal funds rate in June 2004 after reaching an all-time low of 1.00% in mid-2003. The targeted fed funds rate decreased three times in 2007 by 100 total basis points and ended the year at 4.25%. The decrease in the fed funds rate has resulted in a more favorable net interest margin. Although management believes that the Company is not significantly affected by changes in interest rates over an extended period of time, any flattening of the yield curve will exert downward pressure on the net interest margin and net interest income.

As part of its asset/liability management strategy, the Company has emphasized the origination of commercial and consumer loans, which typically have shorter terms than residential mortgage loans and/or adjustable or variable rates of interest. The majority of fixed-rate, long-term residential loans are sold in the secondary market to avoid assumption of the rate risk associated with longer duration assets in the current low rate environment. As of December 31, 2007, $1.0 billion, or 30.6%, of the Company’s total loan portfolio had adjustable interest rates. IBERIABANK and Pulaski Bank have no significant concentration to any single loan component or industry segment.

The Company’s strategy with respect to liabilities in recent periods has been to emphasize transaction accounts, particularly noninterest or low interest-bearing transaction accounts, which are not sensitive to changes in interest rates. At December 31, 2007, 59.2% of the Company’s deposits were in transaction and limited-transaction accounts, compared to 64.9% at December 31, 2006. Noninterest bearing transaction accounts totaled 13.4% of total deposits at December 31, 2007, compared to 14.7% of total deposits at December 31, 2006.

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

OTHER OFF-BALANCE SHEET ACTIVITIES

In the normal course of business, the Company is a party to a number of activities that contain credit, market and operational risk that are not reflected in whole or in part in the Company’s consolidated financial statements. Such activities include traditional off-balance sheet credit-related financial instruments, commitments under operating leases and long-term debt. The Company provides customers with off-balance sheet credit support through loan commitments, lines of credit and standby letters of credit. Many of the unused commitments are expected to expire unused or be only partially used; therefore, the total amount of unused commitments does not necessarily represent future cash requirements. The Company anticipates it will continue to have sufficient funds together with available borrowings to meet its current commitments. At December 31, 2007, the total approved loan commitments outstanding amounted to $88.0 million. At the same date, commitments under unused lines of credit, including credit card lines, amounted to $748.6 million. Included in these totals are commercial commitments amounting to $592.2 million as shown in the following table.

TABLE 17 - COMMERCIAL COMMITMENT EXPIRATION PER PERIOD

(dollars in thousands)	Less Than 1 Year	1 – 3 Years	4 – 5 Years	Over 5 Years	Total
Unused commercial lines of credit	$319,044	$94,461	$73,295	$5,273	$492,073
Unused loan commitments	73,811	—	—	—	73,811
Standby letters of credit	24,733	1,483	140	—	26,356

Total	$417,588	$95,944	$73,435	$5,273	$592,240

The Company has entered into a number of long-term leasing arrangements to support the ongoing activities of the Company. The required payments under such commitments and other debt commitments at December 31, 2007 are shown in the following table.

TABLE 18 – CONTRACTUAL OBLIGATIONS AND OTHER DEBT COMMITMENTS

(dollars in thousands)	2008	2009	2010	2011	2012	2013 and After	Total
Operating leases	$3,522	$2,840	$2,178	$1,428	$764	$8,808	$19,540
Certificates of deposit	1,168,802	160,669	50,643	15,122	26,528	535	1,422,299
Short-term borrowings	436,146	—	—	—	—	—	436,146
Long-term debt	64,748	133,097	88,515	59,278	46,022	65,964	457,624

Total	$1,673,218	$296,606	$141,336	$75,828	$73,314	$75,307	$2,335,609

IMPACT OF INFLATION AND CHANGING PRICES

The consolidated financial statements and related financial data presented herein have been prepared in accordance with generally accepted accounting principles, which generally require the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation. Unlike most industrial companies, the majority of the Company’s assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on the Company’s performance than does the effect of inflation. Although fluctuations in interest rates are neither completely predictable nor controllable, the Company regularly monitors its interest rate position and oversees its financial risk management by establishing policies and operating limits. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates. Although not as critical to the banking industry as to other industries, inflationary factors may have some impact on the Company’s growth, earnings, total assets and capital levels. Management does not expect inflation to be a significant factor in 2008.

CHANGE IN ACCOUNTANTS

On March 13, 2007, Castaing, Hussey, & Lolan, LLC (“CHL”), the Company’s Independent Registered Accounting Firm, informed the Audit Committee of the Board of Directors that it would decline to stand for re-election as Independent Registered Accounting Firm upon the filing of the Annual Report on Form 10-K for the fiscal year ended December 31, 2006.

On March 13, 2007, the Audit Committee appointed Ernst & Young LLP (“E&Y”) to serve as the Company’s Independent Registered Public Accounting Firm for the fiscal year ending December 31, 2007. This determination followed the Audit Committee’s decision to seek proposals from independent accountants to audit the Company’s financial statements for the fiscal year ended December 31, 2007.

The Report of Independent Registered Public Accounting Firm for the fiscal years ended December 31, 2007 and 2006, did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

During the Company’s fiscal years ended December 31, 2007 and 2006, and through the date hereof, there were no disagreements between the Company and E&Y or CHL on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to their satisfaction, would have caused them to make a reference to the matter in its reports on the Company’s financial statements for such years.

During the Company’s fiscal years ended December 31, 2007 and 2006, and through the date hereof, there were no “reportable events” (as defined by Item 304(a)(1)(v) of Regulation S-K).

The Company requested that CHL furnish it with a letter addressed to the Securities and Exchange Commission stating whether or not CHL agreed with the above statements. A copy of such letter, dated March 16, 2007, was filed as an exhibit to the Company’s Current Report on Form 8-K dated March 13, 2007.

During the Company’s fiscal years ended December 31, 2006 and 2005, and the subsequent interim period through March 13, 2007, the Company did not consult with E&Y regarding any of the matters or events set forth in Item 304(a)(2)(i) and (ii) of Regulation S-K.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA(1)

	Years Ended December 31,
(dollars in thousands, except per share data)	2007	2006	2005	2004	2003
Balance Sheet Data
Total assets	$4,916,958	$3,203,046	$2,852,592	$2,448,602	$2,115,811
Cash and cash equivalents	123,105	84,905	126,800	53,265	69,521
Loans receivable	3,430,039	2,234,002	1,918,516	1,650,626	1,412,349
Investment securities	804,877	581,352	572,582	566,955	479,622
Goodwill and other intangibles	254,627	99,070	100,576	68,310	62,786
Deposit accounts	3,484,828	2,422,582	2,242,956	1,773,489	1,589,114
Borrowings	893,770	439,602	319,061	442,542	318,881
Shareholders’ equity	498,059	319,551	263,569	220,162	195,169
Book value per share (2)	$38.99	$31.07	$27.60	$25.62	$23.43
Tangible book value per share (2) (4)	19.06	21.43	17.07	17.67	15.89

	Years Ended December 31,
(dollars in thousands, except per share data)	2007	2006	2005	2004	2003
Income Statement Data
Interest income	$262,246	$165,292	$135,248	$108,610	$96,509
Interest expense	138,727	73,770	50,450	33,982	28,876

Net interest income	123,519	91,522	84,798	74,628	67,633
Provision for (reversal of) loan losses	1,525	(7,803)	17,069	4,041	6,300

Net interest income after provision for (reversal of) loan losses	121,994	99,325	67,729	70,587	61,333
Noninterest income	76,594	23,450	26,141	23,217	23,064
Noninterest expense	141,028	73,127	64,438	54,897	50,629

Income before income taxes	57,560	49,648	29,432	38,907	33,768
Income taxes	16,250	13,953	7,432	11,568	10,216

Net income	$41,310	$35,695	$22,000	$27,339	$23,552

Earnings per share – basic	$3.39	$3.80	$2.40	$3.26	$2.97
Earnings per share – diluted	3.27	3.57	2.24	3.01	2.74
Cash earnings per share – diluted	3.38	3.64	2.32	3.07	2.79
Cash dividends per share	1.34	1.22	1.00	0.85	0.72

	At or For the Years Ended December 31,
	2007	2006	2005	2004	2003
Key Ratios (3)
Return on average assets	0.90%	1.19%	0.81%	1.17%	1.20%
Return on average equity	8.87	12.86	8.41	12.98	13.05
Return on average tangible equity (4)	18.86	20.52	13.96	19.52	19.57
Equity to assets at end of period	10.18	9.98	9.24	8.99	9.22
Earning assets to interest-bearing liabilities	111.83	116.07	114.92	112.82	113.87
Interest rate spread (5)	2.73	2.99	3.23	3.40	3.67
Net interest margin (TE) (5) (6)	3.13	3.42	3.54	3.60	3.89
Noninterest expense to average assets	3.08	2.43	2.37	2.35	2.58
Efficiency ratio (7)	70.47	63.60	58.08	56.11	55.82
Tangible efficiency ratio (TE) (4) (5)	67.15	60.19	54.85	53.16	52.96
Dividend payout ratio	41.61	33.64	43.56	26.55	25.37
Asset Quality Data
Nonperforming assets to total assets at end of period (8)	0.98%	0.16%	0.21%	0.25%	0.34%
Allowance for loan losses to nonperforming loans at end of period (8)	98.77	993.76	659.29	355.17	355.92
Allowance for loan losses to total loans at end of period	1.12	1.34	1.98	1.22	1.29
Consolidated Capital Ratios
Tier 1 leverage capital ratio	7.42%	9.01%	7.65%	7.63%	7.50%
Tier 1 risk-based capital ratio	9.32	11.81	10.70	11.13	10.94
Total risk-based capital ratio	10.37	13.06	11.96	12.36	12.20

(1)	2007 Balance Sheet, Income Statement, and Asset Quality Data, as well as Key Ratios and Capital Ratios, are impacted by the Company’s acquisition of PIC on January 31, 2007 and Pocahontas on February 1, 2007.

(2)	Shares used for book value purposes exclude shares held in treasury and unreleased shares held by the Employee Stock Ownership Plan at the end of the period.

(3)	With the exception of end-of-period ratios, all ratios are based on average daily balances during the respective periods.

(4)	Tangible calculations eliminate the effect of goodwill and acquisition related intangible assets and the corresponding amortization expense on a tax-effected basis where applicable.

(5)	Interest rate spread represents the difference between the weighted average yield on earning assets and the weighted average cost of interest-bearing liabilities. Net interest margin represents net interest income as a percentage of average earning assets.

(6)	Fully taxable equivalent (TE) calculations include the tax benefit associated with related income sources that are tax-exempt using a marginal tax rate of 35%.

(7)	The efficiency ratio represents noninterest expense as a percentage of total revenues. Total revenues is the sum of net interest income and noninterest income.

(8)	Nonperforming loans consist of nonaccruing loans and loans 90 days or more past due. Nonperforming assets consist of nonperforming loans and repossessed assets.

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

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on our assessment, management believes that, as of December 31, 2007, the Company’s internal control over financial reporting is effective based on those criteria.

The audited consolidated financial statements of the Company include the results of the Pulaski Bank and Trust Company and Lenders Title Company. The inclusion of these companies resulted from the acquisitions of Pulaski Investment Corporation and Pocahontas Bancorp, Inc. on January 31, 2007 and February 1, 2007, respectively. Management did not perform a complete assessment of internal controls over financial reporting of these entities and therefore, as a result, these entities are not included in management’s assessment of internal control over financial reporting as of December 31,2007. This approach is consistent with published SEC guidance on the permissible scope of management’s internal control report. As of December 31, 2007, Pulaski Bank and Trust Company and Lenders Title Company accounted for $1,339,457,000 and $247,542,000 of total and net assets, respectively, of the Company. For the year ended December 31, 2007, Pulaski Bank and Trust Company and Lenders Title Company accounted for $112,371,000 and $5,794,000 of interest, dividend and noninterest income and net income, respectively, of the Company.

The Company’s independent registered public accounting firm has also issued an attestation report on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007.

/s/ Daryl G. Byrd	/s/ Anthony J. Restel
Daryl G. Byrd	Anthony J. Restel
President and Chief Executive Officer	Senior Executive Vice President and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

IBERIABANK Corporation

We have audited IBERIABANK Corporation’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). IBERIABANK Corporation’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

As indicated in the accompanying Management Report on Internal Control Over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Pulaski Bank and Trust Company and Lenders Title Company which is included in the 2007 consolidated financial statements of IBERIABANK Corporation and constituted $1,339,457,000 and $247,542,000 of total and net assets, respectively, as of December 31, 2007, and $112,371,000 and $5,794,000 of interest, dividend and noninterest income and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of IBERIABANK Corporation also did not include an evaluation of the internal control over financial reporting of Pulaski Bank and Trust Company and Lenders Title Company.

In our opinion, IBERIABANK Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of IBERIABANK Corporation as of December 31, 2007, and the related consolidated statements of income, shareholders’ equity, and cash flows for the year ended December 31, 2007 and our report dated March 14, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

New Orleans, Louisiana

March 14, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

IBERIABANK Corporation

We have audited the accompanying consolidated balance sheet of IBERIABANK Corporation as of December 31, 2007, and the related consolidated statements of income, shareholders’ equity, and cash flows for the year ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of IBERIABANK Corporation at December 31, 2007, and the consolidated results of its operations and its cash flows for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), IBERIABANK Corporation’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 14, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

New Orleans, Louisiana

March 14, 2008

REPORT OF CASTAING, HUSSEY & LOLAN, LLC

INDEPENDENT REGISTERED ACCOUNTING FIRM

To the Board of Directors and Shareholders of

IBERIABANK Corporation

We have audited the accompanying consolidated balance sheet of IBERIABANK Corporation and Subsidiary as of December 31, 2006, and the related consolidated statements of income, shareholders’ equity, and cash flows for the years ended December 31, 2006 and December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of IBERIABANK Corporation and Subsidiary as of December 31, 2006, and the results of its operations and its cash flows for the years ended December 31, 2006 and 2005, in conformity with accounting principles generally accepted in the United States of America.

/s/ Castaing, Hussey & Lolan, LLC

New Iberia, Louisiana

February 16, 2007

IBERIABANK CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2007 and 2006

(dollars in thousands, except share data)	2007	2006
Assets
Cash and due from banks	$93,263	$51,078
Interest-bearing deposits in banks	29,842	33,827

Total cash and cash equivalents	123,105	84,905
Securities available for sale, at fair value	745,383	558,832
Securities held to maturity, fair values of $60,125 and $22,677, respectively	59,494	22,520
Mortgage loans held for sale	57,695	54,273
Loans, net of unearned income	3,430,039	2,234,002
Allowance for loan losses	(38,285)	(29,922)

Loans, net	3,391,754	2,204,080
Premises and equipment, net	122,452	71,007
Goodwill	231,177	92,779
Other assets	185,898	114,640

Total Assets	$4,916,958	$3,203,036

Liabilities
Deposits:
Noninterest-bearing	$468,001	$354,961
Interest-bearing	3,016,827	2,067,621

Total deposits	3,484,828	2,422,582
Short-term borrowings	436,146	202,605
Long-term debt	457,624	236,997
Other liabilities	40,301	21,301

Total Liabilities	4,418,899	2,883,485

Shareholders’ Equity
Preferred stock, $1 par value - 5,000,000 shares authorized	—	—
Common stock, $1 par value - 25,000,000 shares authorized;
14,799,759 and 12,378,902 shares issued, respectively	14,800	12,379
Additional paid-in capital	361,746	214,483
Retained earnings	197,911	173,794
Accumulated other comprehensive income (loss)	5,725	(3,306)
Treasury stock at cost - 2,025,591 and 2,092,471 shares, respectively	(82,123)	(77,799)

Total Shareholders’ Equity	498,059	319,551

Total Liabilities and Shareholders’ Equity	$4,916,958	$3,203,036

The accompanying Notes are an integral part of these Consolidated Financial Statements.

IBERIABANK CORPORATION AND SUBSIDIARIES

Consolidated Statements of Income

Years Ended December 31, 2007, 2006 and 2005

(dollars in thousands, except per share data)	2007	2006	2005
Interest and Dividend Income
Loans, including fees	$213,239	$132,771	$108,492
Mortgage loans held for sale, including fees	4,440	992	709
Investment securities:
Taxable interest	36,869	26,920	21,698
Tax-exempt interest	3,668	2,034	2,494
Other	4,030	2,575	1,855

Total interest and dividend income	262,246	165,292	135,248

Interest Expense
Deposits	104,297	58,116	36,597
Short-term borrowings	15,938	3,911	3,395
Long-term debt	18,492	11,743	10,458

Total interest expense	138,727	73,770	50,450

Net interest income	123,519	91,522	84,798
Provision for (Reversal of) loan losses	1,525	(7,803)	17,069

Net interest income after provision for (reversal of) loan losses	121,994	99,325	67,729

Noninterest Income
Service charges on deposit accounts	19,964	13,167	13,427
ATM/debit card fee income	4,934	3,429	2,709
Income from bank owned life insurance	3,530	2,085	1,979
Gain on sale of loans, net	16,744	745	2,497
Gain on sale of assets	132	99	826
Gain (loss) on sale of investments, net	1,113	(4,083)	(39)
Trading gains (losses) on swaps	(726)	803	—
Net cash settlements on swaps	590	527	—
Title revenue	17,293	—	—
Broker commissions	5,487	4,054	2,410
Other income	7,533	2,624	2,332

Total noninterest income	76,594	23,450	26,141

Noninterest Expense
Salaries and employee benefits	79,672	40,023	33,973
Occupancy and equipment	20,035	9,445	8,319
Franchise and shares tax	3,380	2,991	3,161
Communication and delivery	6,142	3,118	3,107
Marketing and business development	3,039	2,124	1,766
Data processing	5,819	2,678	1,837
Printing, stationery and supplies	2,152	1,007	992
Amortization of acquisition intangibles	2,198	1,118	1,207
Professional services	3,973	2,103	2,339
Other expenses	14,618	8,520	7,737

Total noninterest expense	141,028	73,127	64,438

Income before income tax expense	57,560	49,648	29,432
Income tax expense	16,250	13,953	7,432

Net Income	$41,310	$35,695	$22,000

Earnings per share - basic	$3.39	$3.80	$2.40
Earnings per share - diluted	$3.27	$3.57	$2.24
Cash dividends declared per share	$1.34	$1.22	$1.00

The accompanying Notes are an integral part of these Consolidated Financial Statements.

IBERIABANK CORPORATION AND SUBSIDIARIES

Consolidated Statements of Shareholders’ Equity

Years Ended December 31, 2007, 2006 and 2005

(dollars in thousands, except share and per share data)	Common Stock	Additional Paid-In Capital	Retained Earnings	Unearned Compensation	Accumulated Other Comprehensive Income	Treasury Stock	Total
Balance, December 31, 2004 (1)	10,812	136,841	137,887	(5,581)	390	(60,187)	220,162
Comprehensive income:
Net income			22,000				22,000
Change in unrealized gain on securities available for sale, net of deferred taxes					(7,030)		(7,030)
Change in fair value of derivatives used for cash flow hedges, net of tax effect					1,011		1,011

Total comprehensive income							15,981
Cash dividends declared, $1.00 per share			(9,582)				(9,582)
Reissuance of treasury stock under stock option plan, net of shares surrendered in payment, including tax benefit, 203,813 shares		1,539				2,026	3,565
Common stock released by ESOP trust		519		103			622
Common stock earned by participants of recognition and retention plan trust, including tax benefit		564		1,554			2,118
Common stock issued for recognition and retention plan		3,777		(5,670)		1,893	—
Common stock issued for acquisition	990	46,945	(198)				47,737
Share-based compensation cost		470					470
Treasury stock acquired at cost, 365,488 shares						(17,504)	(17,504)

Balance, December 31, 2005	11,802	190,655	150,107	(9,594)	(5,629)	(73,772)	263,569
Comprehensive income:
Net income			35,695				35,695
Change in unrealized gain on securities available for sale, net of deferred taxes					2,858		2,858
Change in fair value of derivatives used for cash flow hedges, net of tax effect					(535)		(535)

Total comprehensive income							38,018
Cash dividends declared, $1.22 per share		856	(12,008)				(11,152)
Reissuance of treasury stock under stock option plan, net of shares surrendered in payment, including tax benefit, 188,394 shares		3,090				2,448	5,538
Reclassification of unearned compensation due to adoption of SFAS 123(R)		(9,594)		9,594
Common stock released by ESOP trust		—					—
Common stock earned by participants of recognition and retention plan trust, including tax benefit		2,913					2,913
Common stock issued for recognition and retention plan		(1,557)				1,557	—
Common stock issued	577	27,883					28,460
Share-based compensation cost		237					237
Treasury stock acquired at cost, 138,253 shares						(8,032)	(8,032)

Balance, December 31, 2006	12,379	214,483	173,794	—	(3,306)	(77,799)	319,551
Comprehensive income:
Net income			41,310				41,310
Change in unrealized gain on securities available for sale, net of deferred taxes					9,352		9,352
Change in fair value of derivatives used for cash flow hedges, net of tax effect					(321)		(321)

Total comprehensive income							50,341
Cash dividends declared, $1.34 per share		20	(17,189)				(17,169)
Consolidation of joint venture.		60	(4)			56
Reissuance of treasury stock under stock option plan, net of shares surrendered in payment, including tax benefit, 130,913 shares		1,375				2,572	3,947
Common stock issued for recognition and retention plan		(2,711)				2,711	—
Common stock issued for acquisition	2,421	143,989					146,410
Share-based compensation cost		4,530					4,530
Treasury stock acquired at cost, 168,021 shares						(9,607)	(9,607)

Balance, December 31, 2007	$14,800	$361,746	$197,911	$—	$5,725	$(82,123)	$498,059

(1)	All share amounts have been restated to reflect the five-for-four stock split, paid August 15, 2005 to shareholders of record as of August 1, 2005.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

IBERIABANK CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years Ended December 31, 2007, 2006 and 2005

(dollars in thousands)	2007	2006	2005
Cash Flows from Operating Activities
Net income	$41,310	$35,695	$22,000
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	10,317	5,478	5,245
Provision for (reversal of) loan losses	1,525	(7,803)	17,069
Noncash compensation expense	4,530	3,150	2,824
Gain on sale of assets	(132)	(64)	(1,081)
Loss on impaired securities	302	—	—
Loss on sale of investments	(1,113)	4,083	39
Loss on abandonment of fixed assets	—	187	129
Amortization of premium/discount on investments	(2,845)	272	1,909
Trading gains (losses) on swaps	726	(803)	—
Current (benefit) provision for deferred income taxes	2,004	4,381	(3,236)
Mortgage loans held for sale
Originations	(779,145)	(224,381)	(186,152)
Proceeds from sales	799,311	181,368	191,055
Gain on sale of loans, net	(16,744)	(745)	(2,497)
Cash retained from tax benefit associated with share-based payment arrangements	(796)	(3,112)	—
Other operating activities, net	(6,074)	26,050	(5,439)

Net Cash Provided by Operating Activities	73,570	23,756	41,865

Cash Flows from Investing Activities
Proceeds from sales of securities available for sale	45,029	112,003	23,737
Proceeds from maturities, prepayments and calls of securities available for sale	289,694	232,873	96,071
Purchases of securities available for sale	(300,783)	(363,225)	(137,529)
Proceeds from maturities, prepayments and calls of securities held to maturity	13,066	6,515	10,836
Proceeds from sale of loans	—	—	3,172
Increase in loans receivable, net	(445,723)	(348,506)	(78,414)
Proceeds from sale of premises and equipment	2,864	810	3,296
Purchases of premises and equipment	(14,121)	(21,930)	(14,686)
Proceeds from disposition of real estate owned	4,654	1,010	2,038
Purchases of other real estate owned	—	(794)	#—
Cash received (paid) in excess of cash paid (received) for acquisition	(5,836)	—	20,736
Other investing activities, net	(9,463)	(1,491)	6,277

Net Cash Used in Investing Activities	(420,619)	(382,735)	(64,466)

Cash Flows from Financing Activities
Increase in deposits	57,631	180,303	277,461
Net change in short-term borrowings	194,541	133,756	(167,604)
Proceeds from long-term debt	200,000	25,000	34,255
Repayments of long-term debt	(45,145)	(37,407)	(23,037)
Dividends paid to shareholders	(16,138)	(11,390)	(8,836)
Proceeds from sale of treasury stock for stock options exercised	3,171	3,282	1,407
Costs of issuance of common stock in acquisition	—	(1,540)	(6)
Payments to repurchase common stock	(9,607)	(8,032)	(17,504)
Common stock issued	—	30,000	—
Cash retained from tax benefit associated with share-based payment arrangements	796	3,112	—

Net Cash Provided by Financing Activities	385,249	317,084	96,136

Net Increase (Decrease) In Cash and Cash Equivalents	38,200	(41,895)	73,535
Cash and Cash Equivalents at Beginning of Period	84,905	126,800	53,265

Cash and Cash Equivalents at End of Period	$123,105	$84,905	$126,800

Supplemental Schedule of Noncash Activities
Acquisition of real estate in settlement of loans	$10,776	$1,121	$1,553
Common stock issued in acquisition	$146,410	$—	$47,744
Transfers of property into Other Real Estate	$347	$760	$—
Exercise of stock options with payment in company stock	$529	$384	$2,075
2,359,854 shares issued in stock split, par value of shares issued	$—	$—	$2,360

Supplemental Disclosures
Cash paid for:
Interest on deposits and borrowings	$134,552	$71,690	$49,687
Income taxes, net	$4,420	$11,400	$5,029

The accompanying Notes are an integral part of these Consolidated Financial Statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of IBERIABANK Corporation and its wholly owned subsidiaries, IBERIABANK, Pulaski Bank and Trust Company (“Pulaski Bank”) and Lenders Title Company (“LTC”). All significant intercompany balances and transactions have been eliminated in consolidation. All normal, recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of the financial statements, have been included.

NATURE OF OPERATIONS: The Company offers commercial and retail banking products and services to customers throughout locations in three states through IBERIABANK and Pulaski Bank. The Company also operates mortgage production offices in eight states through Pulaski Bank’s subsidiary, Pulaski Mortgage Company (“PMC”) and offers a full line of title insurance and closing services throughout Arkansas and Louisiana through LTC and its subsidiaries. Operations are managed and financial performance is evaluated on a company-wide basis. Accordingly, all of the Company’s banking operations are considered by management to be aggregated in one reportable operating segment. Because the overall banking operations comprise the vast majority of the consolidated operations, no separate segment disclosures are presented.

USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Material estimates that are susceptible to significant change in the near term are the allowance for loan losses, valuation of goodwill, intangible assets and other purchase accounting adjustments and share-based compensation.

CONCENTRATION OF CREDIT RISKS: Most of the Company’s business activity is with customers located within the States of Louisiana, Arkansas, and Tennessee. The Company’s lending activity is concentrated in its primary market areas in Louisiana, Arkansas and Tennessee. The Company has emphasized originations of commercial loans and private banking loans. Repayment of loans is expected to come from cash flows of the borrower. Losses are limited by the value of the collateral upon default of the borrowers. The Company does not have any significant concentrations to any one industry or customer.

CASH AND CASH EQUIVALENTS: For purposes of presentation in the consolidated statements of cash flows, cash and cash equivalents are defined as cash, interest-bearing deposits and noninterest-bearing demand deposits at other financial institutions with maturities less than three months. IBERIABANK and Pulaski Bank may be required to maintain average balances on hand or with the Federal Reserve Bank. At December 31, 2007 and 2006, neither IBERIABANK nor Pulaski Bank had a required reserve balance.

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

LOANS: The Company grants mortgage, commercial and consumer loans to customers. Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at the unpaid principal balances, less the allowance for loan losses and net deferred loan origination fees and unearned discounts. Deferred loan origination fees were $3,377,000 and $2,612,000 and deferred loan expenses were $4,783,000 and $4,090,000 at December 31, 2007 and 2006, respectively. In addition to loans issued in the normal course of business, the Company considers overdrafts on customer deposit accounts to be loans and reclassifies these overdrafts as loans in its Consolidated Balance Sheets. At December 31, 2007 and 2006, overdrafts of $2,932,000 and $1,111,000, respectively, have been reclassified to loans receivable.

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

In connection with acquisitions, the Company acquires certain loans considered impaired and accounted for these loans under the provisions of the AICPA’s Statement of Position 03-3 (“SOP 03-3”), Accounting for Certain Loans or Debt Securities Acquired in a Transfer. SOP 03-3 requires the initial recognition of these loans at the present value of amounts expected to be received. The allowance for loan losses previously associated with these loans does not carry over. Any deterioration in the credit quality of these loans subsequent to acquisition would be considered in the allowance for loan losses.

OFF-BALANCE SHEET CREDIT RELATED FINANCIAL INSTRUMENTS: The Company accounts for its guarantees in accordance with the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 45 Guarantor’s Accounting and Disclosure Requirements for Guarantees, (“FIN 45”). In the ordinary course of business, the Company has entered into commitments to extend credit, including commitments under credit card arrangements, commercial letters of credit and standby letters of credit. Such financial instruments are recorded when they are funded.

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

During the third quarter of 2006, the Company revised its method of accounting for interest rate swaps associated with junior subordinated debt. At the time the Company entered into the interest rate swaps, it conducted a detailed analysis of the appropriate accounting method. The Company determined that based upon SFAS No. 133 guidance available at the time, the “short-cut” method was an appropriate accounting method because the terms of the interest rate swaps and the corresponding debt matched and, as a result, the Company assumed no ineffectiveness in the hedging relationships. In light of recent technical interpretations of SFAS No. 133, the Company has determined that the swaps do not qualify for hedge accounting under the short-cut method. Accordingly, the Company revised its method of accounting for the swaps, and changes in the fair value of these swaps are now recorded as noninterest income. The Company evaluated the impact of applying the change in fair value of these swaps compared to the short-cut method used under hedge accounting and concluded that the impact was not material to prior annual or quarterly periods. Accordingly, the Company recorded a cumulative adjustment for derivative gains on swaps totaling $1,292,000 during the third quarter of 2006, which is included in Trading gains (losses) on swaps in the Consolidated Statements of Income. Of this cumulative adjustment, $271,000 ($176,000 after tax), relates to the first and second quarters of 2006 and $1,021,000 ($663,000 after tax) relates to periods prior to 2006. In addition, $374,000 in net cash swap settlements since the beginning of 2006, which were previously reported in interest expense, were reported in noninterest income in the third quarter of 2006, which is included in Trading gains (losses) on swaps in the Consolidated Statements of Income. Earnings include the increase or decrease in fair value of these derivative instruments.

Rate Lock Commitments

The Company enters into commitments to originate loans whereby the interest rate on the prospective loan is determined prior to funding (“rate lock commitments”). Rate lock commitments on mortgage loans that are intended to be sold are considered to be derivatives. Accordingly, such commitments, along with any related fees received from potential borrowers, are recorded at fair value as derivative assets or liabilities, with changes in fair value recorded in net gain or loss on sale of mortgage loans. The fair value of rate lock commitments was immaterial in 2007 and 2006.

PREMISES AND EQUIPMENT: Land is carried at cost. Buildings and equipment are carried at cost, less accumulated depreciation computed on a straight line basis over the estimated useful lives of 10 to 40 years for buildings and 5 to 15 years for furniture, fixtures and equipment.

OTHER REAL ESTATE: Other real estate includes all real estate, other than bank premises used in bank operations, owned or controlled by the bank, including real estate acquired in settlement of loans. Properties are recorded at the balance of the loan or at estimated fair value less estimated selling costs, whichever is less, at the date acquired. Subsequent to foreclosure, management periodically performs valuations and the assets are carried at the lower of cost or fair value less estimated selling costs. Revenue and expenses from operations, gain or loss on sale and changes in the valuation allowance are included in net expenses from foreclosed assets. Other real estate owned and foreclosed property totaled $9,413,000 and $2,008,000 at December 31, 2007 and 2006, respectively. There was no allowance for losses on foreclosed property at December 31, 2007 and 2006.

GOODWILL AND OTHER INTANGIBLE ASSETS: Goodwill is accounted for in accordance with SFAS No. 142, Goodwill and Other Intangible Assets, and accordingly is not amortized but is evaluated at least annually for impairment. Definite-lived intangible assets continue to be amortized over their useful lives.

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

INCOME TAXES: The Company and all subsidiaries file a consolidated federal income tax return on a calendar year basis. The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions through Pulaski Bank and its subsidiaries. In lieu of Louisiana state income tax, IBERIABANK is subject to the Louisiana bank shares tax, which is included in noninterest expense in the Company’s consolidated financial statements. With few exceptions, the Company is no longer subject to U.S. federal, state or local income tax examinations for years before 2003.

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

STOCK COMPENSATION PLANS: The Company issues stock options under various plans to directors, officers and other key employees. Effective January 1, 2006, the Company accounts for its options under SFAS No. 123(R), Share-Based Payments (see Note 15). Under the provisions of SFAS No. 123(R), the Company has adopted a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. As a result, compensation expense relating to stock options is reflected in net income as part of “Salaries and employee benefits” on the Consolidated Statements of Income. The Company’s practice has been to grant options at no less than the fair market value of the stock at the grant date.

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

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123(R) for stock options for the year ended December 31, 2005.

(dollars in thousands, except per share data)	2005
Reported net income	$22,000
Deduct: Stock option compensation expense under the fair value method, net of related tax effect	4,968

Pro forma net income	$17,032

Reported net income per common share	$2.40

Pro forma net income per common share	$1.86

Reported net income per common share–assuming dilution	$2.24

Pro forma net income per common share–assuming dilution	$1.74

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

The Company has evaluated its potential operating segments against the criteria specified in the Statement and has determined that no operating segment disclosures are required in 2007, 2006 or 2005.

EFFECT OF NEW ACCOUNTING PRONOUNCEMENTS

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurement. SFAS No. 157 provides enhanced guidance for using fair value to measure assets and liabilities. The standard also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings, and applies whenever other standards require or permit assets or liabilities to be measured at fair value. Under the standard, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts its business. SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, SFAS No. 157 establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. The Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company does not anticipate the guidance to have a material effect on the operating results, financial position, or liquidity of the Company.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. SFAS No. 159 provides the Company with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements to facilitate reporting between companies. The fair value option established by this Statement permits the Company to choose to measure eligible items at fair value at specified election dates. The Company shall then report unrealized gains and losses on items for which the fair value option has been elected in earnings at each reporting date subsequent to implementation. The Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company does not anticipate the guidance to have a material effect on the operating results, financial position, or liquidity of the Company.

In March 2007, the FASB ratified the consensus reached by the Emerging Issues Task Force (“EITF”) on EITF Issue No. 06-4, Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements. EITF 06-4 requires the recognition of a liability and related compensation costs for endorsement split-dollar life insurance arrangements that provide a benefit to an officer or employee that extends to postretirement periods. An employer will be required to accrue, over the service period, a liability for the actuarial present value of the future death benefit as of the employee’s expected retirement date and record the accrual as a change in accounting principle through a cumulative-effect adjustment to retained earnings. The consensus is effective for fiscal years beginning after December 15, 2007, and interim periods within those fiscal years. The Company purchases split-dollar life insurance policies to insure the life of an officer or employee and pays policy premiums periodically, while retaining ownership, controlling rights, and the right of termination of the policy. In order to effect the split-dollar arrangement, the Company endorses a portion of the death benefits to the officer or employee and thus will be required to conform to the consensus reached during the 2008 fiscal year. The Company does not anticipate the guidance to have a material effect on the operating results, financial position, or liquidity of the Company.

In June 2007, the FASB ratified the consensus reached by EITF 06-11, Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards. EITF 06-11 applies to entities that have share-based payment arrangements that entitle employees to receive dividends on equity-classified nonvested shares. These entities will be required to increase capital surplus for any realized income tax benefit associated with dividends paid to employees for equity-classified nonvested equity awards. Any increase recorded to capital surplus is required to be included in an entity’s pool of excess tax benefits that are available to absorb potential future tax deficiencies on share-based payment awards. The Company adopted EITF 06-11 on January 1, 2008 for dividends declared on share-based payment awards subsequent to this date. The Company does not anticipate the guidance to have a material effect on the operating results, financial position, or liquidity of the Company.

In November 2007, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) No. 109, which addresses the valuation of written loan commitments accounted for at fair value through earnings. SAB 109 expresses the staff’s view that the measurement of fair value for a written loan commitment accounted for through earnings should incorporate the expected net future cash flows related to the associated servicing of the loan. Previously under SAB 105, Application of Accounting Principles to Loan Commitments, this component of value was not included in the determination of the fair value of the loan commitment. The Company adopted the provisions of SAB 109 for written loan commitments entered into or modified after December 31, 2007 related to loans held for sale that are accounted for as derivatives under SFAS 133. The Corporation does not account for any other written loan commitments at fair value through earnings. The Company does not anticipate the guidance to have a material effect on the operating results, financial position, or liquidity of the Company.

In December 2007, the FASB issued SFAS 141(R), Business Combinations. SFAS 141(R), which will impact how entities apply the acquisition method to business combinations. Significant changes to how the Company accounts for business combinations under this Statement include 1) the acquisition date will be date the acquirer obtains control, 2) all identifiable assets acquired, liabilities assumed, and noncontrolling interests in the acquiree will be stated at fair value on the acquisition date, 3) assets or liabilities arising from noncontractual contingencies will be measured at their acquisition date fair value only if it is more likely than not that they meet the definition of an asset or liability on the acquisition date, 4) adjustments subsequently made to the provisional amounts recorded on the acquisition date will be made retroactively during a measurement period not to exceed one year, 5) acquisition-related restructuring costs that do not meet the criteria in SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities, will be expensed as incurred, 6) transaction costs will be expensed as incurred, 7) reversals of deferred income tax valuation allowances and income tax contingencies will be recognized in earnings subsequent to the measurement period, and 8) the allowance for loan losses of an acquiree will not be permitted to be recognized by the acquirer. Additionally, SFAS 141(R) will require additional disclosures regarding subsequent changes to acquisition-related contingencies, contingent consideration, noncontrolling interests, acquisition-related transaction costs, fair values and cash flows not expected to be collected for acquired loans, and goodwill valuation.

The Company will be required to apply SFAS 141(R) prospectively to all business combinations completed on or after January 1, 2009. Early adoption is not permitted. For business combinations with an acquisition date before the effective date, the provisions of SFAS 141(R) will apply to the subsequent accounting for deferred income tax valuation allowances and income tax contingencies and will require any changes in those amounts to be recorded in earnings. Management is currently evaluating the effect adoption of SFAS 141(R) will have on the financial condition, results of operations and/or liquidity of the Company.

In December 2007, the FASB issued SFAS 160, Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB 51. SFAS 160 establishes new accounting and reporting standards for noncontrolling interests in a subsidiary. SFAS 160 will require entities to classify noncontrolling interests as a component of stockholders’ equity and will require subsequent changes in ownership interests in a subsidiary to be accounted for as an equity transaction. SFAS 160 will also require entities to recognize a gain or loss upon the loss of control of a subsidiary and to remeasure any ownership interest retained at fair value on that date. This statement also requires expanded disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective on a prospective basis for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008, except for the presentation and disclosure requirements, which are required to be applied retrospectively. The Company does not anticipate the guidance to have a material effect on the operating results, financial position, or liquidity of the Company.

NOTE 2 – ACQUISITION ACTIVITY

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

The American Horizons transaction resulted in $28,087,000 of goodwill and $5,039,000 of core deposit intangibles. The goodwill acquired is not tax deductible. The amount allocated to the core deposit intangible was determined by an independent valuation and is being amortized over the estimated useful life of ten years using the straight line method.

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

The results of operations of the acquired company subsequent to the acquisition date are included in the Company’s consolidated statements of income. The following unaudited pro forma information for the years ended December 31, 2005 reflects the Company’s estimated consolidated results of operations as if the acquisition of American Horizons occurred at January 1 of the respective period, unadjusted for potential cost savings.

(dollars in thousands, except per share data)	2005
Interest and noninterest income	$163,054
Net Income	22,161
Earnings per share – basic	$2.40
Earnings per share – diluted	$2.24

Pulaski Investment Corporation

On January 31, 2007, the Company acquired all of the outstanding stock of Pulaski Investment Corporation (“PIC”), the holding company for Pulaski Bank of Little Rock, Arkansas, for 1,133,064 shares of the Company’s common stock and cash of $65.0 million. The transaction was accounted for as a purchase and had a total value of $130,818,000. The acquisition extended the Company’s presence into central Arkansas and other states through its mortgage subsidiary, PMC.

The PIC transaction resulted in $92,441,000 of goodwill, $5,617,000 of core deposit intangibles, and $5,233,000 of title plant intangible assets. The goodwill acquired is not tax deductible. The amount allocated to the core deposit intangible was determined by an independent valuation and is being amortized over the estimated useful life of ten years using the straight line method. The amount allocated to the title plant asset was determined by an independent valuation and is not subject to amortization, but is subject to annual impairment tests.

In the acquisition, shareholders of PIC received total consideration of $53.63 per outstanding share of PIC common stock in exchange for a combination of the Company’s common stock and cash. The purchase price was allocated as follows:

(dollars in thousands)	Amount
Cash and due from banks	$16,885
Investment securities	47,457
Loans, net	367,612
Premises and equipment, net	32,578
Goodwill	92,441
Core deposit and other intangibles	10,850
Other assets	12,702
Deposits	(422,621)
Borrowings	(23,698)
Other liabilities	(3,388)

Total purchase price	$130,818

Pocahontas Bancorp, Inc.

On February 1, 2007, the Company acquired all of the outstanding stock of Pocahontas Bancorp, Inc. (“Pocahontas”), the holding company for First Community Bank (“FCB”) of Jonesboro, Arkansas, for 1,287,793 shares of the Company’s common stock. The transaction was accounted for as a purchase and had a total value of $75,424,000. The acquisition extended the Company’s presence into Northeast Arkansas.

The Pocahontas transaction resulted in $41,956,000 of goodwill and $7,029,000 of core deposit intangibles. The goodwill acquired is not tax deductible. The amount allocated to the core deposit intangible was determined by an independent valuation and is being amortized over the estimated useful life of ten years using the straight line method.

In the acquisition, shareholders of Pocahontas received total consideration of $16.28 per outstanding share of Pocahontas common stock. The purchase price was allocated as follows:

(dollars in thousands)	Amount
Cash and due from banks	$42,301
Investment securities	206,517
Loans, net	413,452
Premises and equipment, net	16,257
Goodwill	41,956
Core deposit and other intangibles	7,029
Other assets	21,718
Deposits	(582,435)
Borrowings	(81,390)
Other liabilities	(9,981)

Total purchase price	$75,424

Pulaski Bank and FCB were merged on April 22, 2007. The combined financial institution is a federal stock savings bank headquartered in Little Rock, Arkansas and operates under the corporate title of “Pulaski Bank and Trust Company”.

The Company paid a premium (i.e., Goodwill) over the fair value of the net tangible and identified intangible assets of PIC and Pocahontas for a number of reasons, including the following:

•

The acquisitions enhanced the Company’s geographic diversification. Combined, the PIC and Pocahontas acquisitions significantly increased our presence in Arkansas and facilitated our entry into the Dallas, St. Louis and Memphis markets.

•	Both PIC and Pocahontas enjoy exceptional reputations in their respective communities. The Company believes that the Company can build upon those reputations.

•	The PIC acquisition allowed the Company to expand its noninterest income earnings stream with the addition of PMC, LTC, trust and investment management services and a nationwide credit card business.

•

The Company brings its products, services and operational practices to the acquired organizations. The Company’s products, services and practices will enhance the profitability of the combined organizations.

In accordance with SOP 03-3, the Company completed a review of the acquired loan portfolios to identify loans deemed to be impaired. As a result of this review, the Company recorded a discount totaling $877,000 on acquired impaired loans. The impaired loans had a principal balance of $13,750,000 at acquisition. The discount reduces the Loans caption of the Consolidated Balance Sheet.

The results of operations of the acquired companies subsequent to the acquisition dates are included in the Company’s consolidated statements of income. The following unaudited pro forma information for the years ended December 31, 2007 and 2006 reflects the Company’s estimated consolidated results of operations as if the acquisitions occurred at January 1, 2006, unadjusted for potential cost savings.

(dollars in thousands, except per share data)	2007	2006
Interest and noninterest income	$268,823	$241,810
Net income	$40,931	$41,104
Earnings per share – basic	$3.30	$3.32
Earnings per share – diluted	$3.19	$3.16

United Title of Louisiana, Inc. (“United Title”) was acquired on April 2, 2007. United Title operates seven offices in Louisiana. The transaction was accounted for as a purchase and had a total value of $5,800,000. United Title operates as a subsidiary of LTC.

NOTE 3 – INVESTMENT SECURITIES

The amortized cost and fair values of investment securities, with gross unrealized gains and losses, consist of the following:

(dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2007
Securities available for sale:
U.S. Government-sponsored enterprise obligations	$64,729	$449	$(4)	$65,174
Obligations of state and political Subdivisions	44,176	671	(78)	44,769
Mortgage backed securities	626,495	9,083	(1,112)	634,466
Other securities	952	22	—	974

Total securities available for sale	$736,352	$10,225	$(1,194)	$745,383

Securities held to maturity:
U.S. Government-sponsored enterprise obligations	$8,050	$88	$(9)	$8,129
Obligations of state and political Subdivisions	47,648	493	(69)	48,072
Mortgage backed securities	3,796	129	(1)	3,924

Total securities held to maturity	$59,494	$710	$(79)	$60,125

December 31, 2006
Securities available for sale:
U.S. Government-sponsored enterprise obligations	$169,684	$355	$(234)	$169,805
Obligations of state and political Subdivisions	40,204	645	(195)	40,654
Mortgage backed securities	354,300	360	(6,287)	348,373

Total securities available for sale	$564,188	$1,360	$(6,716)	$558,832

Securities held to maturity:
U.S. Government-sponsored enterprise obligations	$8,063	$—	$(171)	$7,892
Obligations of state and political Subdivisions	9,038	259	—	9,297
Mortgage backed securities	5,419	80	(11)	5,488

Total securities held to maturity	$22,520	$339	$(182)	$22,677

Securities with carrying values of $688,959,000 and $488,592,000 were pledged to secure public deposits and other borrowings at December 31, 2007 and 2006, respectively.

Management evaluates securities for other-than-temporary impairment at least quarterly, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to 1) the length of time and the extent to which the fair value has been less than amortized cost, 2) the financial condition and near-term prospects of the issuer, and 3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value above amortized cost. In analyzing an issuer’s financial condition, management considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and industry analysts’ reports. As of December 31, 2007, management’s assessment concluded the decline in fair value of one investment was deemed to be other than temporary. During the fourth quarter of 2007, the Company recorded a $302,000 impairment charge associated with the loss of the credit enhancement provided by a monoline insurer of a municipal revenue bond held by the Company. No other declines in fair value were deemed other-than-temporary.

Information pertaining to securities with gross unrealized losses at December 31, 2007, aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows:

	Less Than Twelve Months		Over Twelve Months		Total
(dollars in thousands)	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
December 31, 2007
Securities available for sale:
U.S. Government-sponsored enterprise obligations	$—	$—	$(4)	$1,005	$(4)	$1,005
Obligations of state and political subdivisions	(58)	3,202	(20)	3,978	(78)	7,180
Mortgage backed securities	(8)	3,586	(1,104)	116,262	(1,112)	119,848

Total securities available for sale	$(66)	$6,788	$(1,128)	$121,245	$(1,194)	$128,033

Securities held to maturity:
U.S. Government-sponsored enterprise obligations	$—	$—	$(9)	$2,991	$(9)	$2,991
Obligations of state and political subdivisions	(69)	8,277	—	—	(69)	8,277
Mortgage backed securities	—	—	(1)	207	(1)	207

Total securities held to maturity	$(69)	$8,277	$(10)	$3,198	$(79)	$11,475

December 31, 2006
Securities available for sale:
U.S. Government-sponsored enterprise obligations	$(122)	$69,943	$(112)	$20,735	$(234)	$90,678
Obligations of state and political subdivisions	(17)	5,161	(178)	15,947	(195)	21,108
Mortgage backed securities	(318)	46,304	(5,969)	248,347	(6,287)	294,651

Total securities available for sale	$(457)	$121,408	$(6,259)	$285,029	$(6,716)	$406,437

Securities held to maturity:
U.S. Government-sponsored enterprise obligations	$—	$—	$(171)	$7,892	$(171)	$7,892
Obligations of state and political subdivisions	—	—	—	—	—	—
Mortgage backed securities	(2)	922	(8)	661	(11)	1,583

Total securities held to maturity	$(2)	$922	$(179)	$8,553	$(182)	$9,475

At December 31, 2007, 131 debt securities have unrealized losses of 0.9% of the securities’ amortized cost basis and 0.2% of the Company’s total amortized cost basis. The unrealized losses for each of the 131 securities relate principally to market interest rate changes. 88 of the 131 securities have been in a continuous loss position for over twelve months. The securities have an aggregate amortized cost basis and unrealized loss of $125,581,000 and $1,138,000, respectively. The 88 securities were primarily issued by either Federal National Mortgage Association (Fannie Mae), Federal Home Loan Mortgage Corporation (Freddie Mac) or by state and political subdivisions (Municipals) and are rated AAA or Aaa by Standard and Poor’s or Moody’s, respectively. As management has the ability to hold debt securities until maturity, or until anticipated recovery if classified as available for sale, except as noted above, no declines are deemed to be other than temporary.

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

The amortized cost and estimated fair value by maturity of investment securities at December 31, 2007 are shown in the following table. Securities are classified according to their contractual maturities without consideration of principal amortization, potential prepayments or call options. Accordingly, actual maturities may differ from contractual maturities.

	Securities Available for Sale			Securities Held to Maturity
(dollars in thousands)	Weighted Average Yield	Amortized Cost	Fair Value	Weighted Average Yield	Amortized Cost	Fair Value
Within one year or less	5.25%	$24,189	$24,253	3.54	$4,688	$4,686
One through five years	4.59	77,499	77,700	4.12	13,762	13,927
After five through ten years	5.19	219,530	224,480	4.33	13,906	14,178
Over ten years	5.14	415,134	418,950	4.81	27,440	27,059

Totals	5.10%	$736,352	$745,383	4.44%	$59,796	$59,850

The following is a summary of realized gains and losses from the sale of securities classified as available for sale.

	Years Ended December 31,
(dollars in thousands)	2007	2006	2005
Realized gains	$1,438	$—	$386
Realized losses	(325)	(4,083)	(425)

Net realized gains (losses)	$1,113	$(4,083)	$(39)

Realized gains in 2007 include $819,000 from the sale of the Company’s Master Card stock in June. Realized losses include a $302,000 loss recorded on the other-than-temporary impairment of a municipal revenue bond held by the Company in December 2007.

At December 31, 2007, the Company’s exposure to two investment security issuers individually exceeded 10% of shareholders’ equity:

(dollars in thousands)	Amortized Cost	Market Value
Federal National Mortgage Association (Fannie Mae)	$361,139	$366,000
Federal Home Loan Mortgage Corporation (Freddie Mac)	283,028	286,221

Balance, end of year	$644,267	$652,221

NOTE 4 – LOANS RECEIVABLE

Loans receivable at December 31, 2007 and 2006 consists of the following:

(dollars in thousands)	2007	2006
Residential mortgage loans:
Residential 1-4 family	$515,912	$431,585
Construction/ Owner Occupied	60,558	45,285

Total residential mortgage loans	576,470	476,870

Commercial loans:
Real estate	1,369,882	750,051
Business	634,495	461,048

Total commercial loans	2,004,377	1,211,099

Consumer loans:
Indirect automobile	240,860	228,301
Home equity	424,716	233,885
Other	183,616	83,847

Total consumer loans	849,192	546,033

Total loans receivable	$3,430,039	$2,234,002

Loans receivable includes approximately $1,049,770,000 and $634,019,000 of adjustable rate loans and $2,380,269,000 and $1,599,983,000 of fixed rate loans at December 31, 2007 and 2006, respectively. The amount of loans for which the accrual of interest has been discontinued totaled approximately $36,107,000 and $2,701,000 at December 31, 2007 and 2006, respectively. The amount of interest income that would have been recorded in 2007, 2006 and 2005 if these loans had been current in accordance with their original terms was approximately $616,000, $227,000 and $289,000, respectively. Accruing loans past due 90 days or more total $2,655,000 and $310,000 as of December 31, 2007 and 2006, respectively.

A summary of changes in the allowance for loan losses for the years ended December 31, 2007, 2006 and 2005 is as follows:

(dollars in thousands)	2007	2006	2005
Balance, beginning of year	$29,922	$38,082	$20,116
Addition due to purchase transaction	8,746	—	4,893
Adjustment for loans transferred to held for sale	—	—	(350)
Provision charged (reversed) to operations	1,525	(7,803)	17,069
Loans charged-off	(4,706)	(2,621)	(5,541)
Recoveries	2,798	2,264	1,895

Balance, end of year	$38,285	$29,922	$38,082

The following is a summary of information pertaining to impaired loans as of December 31:

(dollars in thousands)	2007	2006
Impaired loans without a valuation allowance	$2,419	$46
Impaired loans with a valuation allowance	35,148	5,571

Total impaired loans	$37,567	$5,617

Valuation allowance related to impaired loans	$3,947	$1,333

(dollars in thousands)	2007	2006	2005
Average investment in impaired loans	$18,932	$5,182	$6,581
Interest income recognized on impaired loans	1,115	419	344
Interest income recognized on a cash basis on impaired loans	1,118	454	324
Non-accrual loans	36,107	2,701	4,773
Accruing loans more than 90 days past due	2,655	310	1,003

As of December 31, 2007, the Company was not committed to lend additional funds to any customer whose loan was classified as impaired.

The Company acquires loans individually and in groups or portfolios. Under AICPA Statement of Position (SOP) 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer, for certain acquired loans that have experienced deterioration of credit quality between origination and the Company’s acquisition of the loans, the amount paid for a loan reflects the Company’s determination that it is probable the Company will be unable to collect all amounts due according to the loan’s contractual terms. At acquisition, the Company reviews each loan to determine whether there is evidence of deterioration of credit quality since origination and if it is probable that the Company will be unable to collect all amounts due according to the loan’s contractual terms. If both conditions exist, the Company determines whether each such loan is to be accounted for individually or whether such loans will be assembled into pools of loans based on common risk characteristics. The Company considers expected prepayments and estimates the amount and timing of undiscounted expected principal, interest and other cash flows for each loan and subsequently aggregated pool of loans. The Company determines the excess of the loan’s or pool’s scheduled contractual principal and contractual interest payments over all cash flows expected at acquisition as an amount that should not be accreted (nonaccretable difference). The remaining amount, representing the excess of the loan’s or pool’s cash flows expected to be collected over the amount paid, is accreted into interest income over the remaining life of the loan or pool (accretable yield).

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

The Company acquired certain impaired loans through the PIC, Pocahontas and American Horizons acquisitions which are subject to SOP 03-3. The Company’s allowance for loan losses for all acquired loans subject to SOP 03-3 would reflect only those losses incurred after acquisition. The carrying value of these loans, $1,525,000, is included in the balance sheet amounts of loans as of December 31, 2007.

The following is a summary of the impaired loans acquired in the American Horizons acquisition during 2005 as of the date of acquisition.

(dollars in thousands)
Contractually required principal and interest at acquisition	$8,489
Nonaccretable difference (expected losses and foregone interest)	1,673

Cash flows expected to be collected at acquisition	6,816
Accretable yield	2,326

Basis in acquired loans at acquisition	$4,490

The following is a summary of the impaired loans acquired in the PIC and Pocahontas acquisitions during 2007 as of the dates of acquisition.

(dollars in thousands)
Contractually required principal and interest at acquisition	$18,688
Nonaccretable difference (expected losses and foregone interest)	5,718

Cash flows expected to be collected at acquisition	12,970
Accretable yield	2,087

Basis in acquired loans at acquisition	$10,883

The following is a summary of changes in the accretable yields of acquired impaired loans during 2007.

	Accretable Yield
(dollars in thousands)	2007	2006
Balance, beginning of year	$122	$1,529
Additions	2,087	—
Adjustments to accretable yield through goodwill	(1,998)	—
Accretion	(47)	(1,407)
Transfers from nonaccretable difference to accretable yield	—	—
Disposals	—	—

Balance, end of year	$164	$122

NOTE 5 – LOAN SERVICING

Loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of loans serviced for others were $29,929,000 and $33,909,000 at December 31, 2007 and 2006, respectively. Custodial escrow balances maintained in connection with the foregoing portfolio of loans serviced for others, and included in demand deposits, were $25,000 and $26,000 at December 31, 2007 and 2006, respectively.

NOTE 6 – PREMISES AND EQUIPMENT

Premises and equipment at December 31, 2007 and 2006 consists of the following:

(dollars in thousands)	2007	2006
Land	$31,335	$19,579
Buildings	88,454	47,062
Furniture, fixtures and equipment	54,870	30,929

Total premises and equipment	174,659	97,570
Less accumulated depreciation	52,207	26,563

Total premises and equipment, net	$122,452	$71,007

Depreciation expense was $8,416,000, $4,201,000 and $3,833,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

The Company actively engages in leasing office space available in buildings it owns. Leases have different terms ranging from monthly rental to five-year leases. At December 31, 2007, income from these leases averaged $100,000 per month. Total lease income for 2007, 2006 and 2005 was $1,208,000, $1,101,000, and $1,148,000, respectively. Income from leases is reported as a reduction in occupancy and equipment expense. The total allocated cost of the portion of the buildings held for lease at December 31, 2007 and 2006 was $10,877,000 and $7,066,000, respectively, with related accumulated depreciation of $2,254,000 and $1,813,000, respectively.

The Company leases certain branch offices, land and ATM facilities through non-cancelable operating leases with terms that range from one to twenty years, with renewal options thereafter. Certain of the leases have escalation clauses and renewal options ranging from one to ten years. Total rent expense for the years ended December 31, 2007, 2006 and 2005 amounted to $3,455,000, $1,093,000 and $1,017,000, respectively.

Minimum future annual rent commitments under these agreements for the indicated periods follow:

(dollars in thousands)	Amount
Year Ending December 31,
2008	$3,522
2009	2,840
2010	2,178
2011	1,428
2012	764
2013 and thereafter	8,808

Total	$19,540

NOTE 7 – GOODWILL AND OTHER INTANGIBLE ASSETS

The Company performed the required annual impairment tests of goodwill as of October 1, 2007 and 2006. The results of these tests did not indicate impairment of the Company’s recorded goodwill. Changes to the carrying amount of goodwill not subject to amortization for the years ended December 31, 2007 and 2006 are provided in the following table. Other goodwill adjustments represent tax-related adjustments to finalize goodwill for recently-completed acquisitions.

(dollars in thousands)	Amount
Balance, December 31, 2005	$93,167
Other goodwill adjustments	(388)
Balance, December 31, 2006	$92,779
Goodwill acquired during the year	138,398

Balance, December 31, 2007	231,177

The Company’s purchase accounting intangible assets from prior acquisitions which are subject to amortization include core deposit intangibles, amortized on a straight line or accelerated basis over an 9.8 year average, and mortgage servicing rights, amortized over the remaining servicing life of the loans, with consideration given to prepayment assumptions. The definite-lived intangible assets had the following carrying values:

	December 31, 2007			December 31, 2006
(dollars in thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Core deposit intangibles	$22,925	$6,189	$16,736	$10,282	$3,991	$6,291
Mortgage servicing rights	209	190	19	522	480	42

Total	$23,134	$6,379	$16,755	$10,804	$4,471	$6,333

The related amortization expense of purchase accounting intangible assets follows:

(dollars in thousands)	Amount
Aggregate amortization expense:
For the year ended December 31, 2005	$1,265
For the year ended December 31, 2006	1,154
For the year ended December 31, 2007	2,198
Estimated amortization expense:
For the year ended December 31, 2008	$2,319
For the year ended December 31, 2009	2,300
For the year ended December 31, 2010	2,300
For the year ended December 31, 2011 For the year ended December 31, 2012 For the years ended December 31, 2013 and thereafter	1,857 1,768 6,211

NOTE 8 – DEPOSITS

Certificates of deposit with a balance of $100,000 and over were $639,934,000 and $374,775,000 at December 31, 2007 and 2006, respectively. A schedule of maturities of all certificates of deposit as of December 31, 2007 is as follows:

(dollars in thousands)	Amount
Year Ending December 31,
2008	$1,168,802
2009	160,669
2010	50,643
2011	15,122
2012	26,528
2013 and thereafter	535

Total	$1,422,299

NOTE 9 – SHORT-TERM BORROWINGS

Short-term borrowings at December 31, 2007 and 2006 are summarized as follows:

(dollars in thousands)	2007	2006
Federal Home Loan Bank advances	$300,450	$100,000
Securities sold under agreements to repurchase	135,696	102,605

Total short-term borrowings	$436,146	$202,605

Securities sold under agreements to repurchase, which are classified as secured borrowings, generally mature daily. Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction. The Company may be required to provide additional collateral based on the fair value of the underlying securities.

The short-term borrowings at December 31, 2007 consist of FHLB advances with maturity terms of two, seven, fourteen and twenty-one days, at fixed interest rates ranging from 2.00% to 4.36%. The short-term borrowings at December 31, 2006 consist of FHLB advances with maturity terms of seven and ninety days, at fixed interest rates ranging from 5.19% to 5.35%.

(dollars in thousands)	2007	2006	2005
Outstanding at December 31	$436,146	$202,605	$68,849
Maximum month-end outstandings	467,123	203,274	199,574
Average daily outstandings	357,743	116,165	143,100
Average rate during the year	4.39%	3.32%	2.34%
Average rate at year end	4.12%	4.25%	1.83%

NOTE 10 – LONG-TERM DEBT

Long-term debt at December 31, 2007 and 2006 is summarized as follows:

(dollars in thousands)	2007	2006
Federal Home Loan Bank notes at:
4.961 to 5.214% variable, 3 month LIBOR index	$45,000	$55,000
2.928 to 7.040% fixed	292,528	129,325
Correspondent Bank Note
3 year term, variable, 3 month LIBOR index plus 1.00%	15,000	—
Junior subordinated debt:
Statutory Trust I, 3 month LIBOR(1) plus 3.25%	10,310	10,310
Statutory Trust II, 3 month LIBOR plus 3.15%	10,310	10,310
Statutory Trust III, 3 month LIBOR plus 2.00%	10,310	10,310
Statutory Trust IV, 3 month LIBOR plus 1.60%	15,464	15,464
American Horizons Statutory Trust I, 3 month LIBOR plus 3.15%	6,204	6,278
Statutory Trust V, 3 month LIBOR plus 1.435%	10,310	—
Statutory Trust VI, 3 month LIBOR plus 2.75%	12,372	—
Statutory Trust VII, 3 month LIBOR plus 2.54%	13,403	—
Pocahontas Trust I, Fixed rate of 10.18%	7,989	—
Pulaski Trust I, Fixed rate of 10.875%	8,424	—

Total long-term debt	$457,624	$236,997

(1)	The interest rate on the Company’s long-term debt indexed to LIBOR is based on the 3-month LIBOR rate. At December 31, 2007, the 3-month LIBOR rate was 4.99%.

FHLB advance repayments are amortized over periods ranging from two to thirty years, and have a balloon feature at maturity. Advances are collateralized by a blanket pledge of mortgage loans and a secondary pledge of FHLB stock and FHLB demand deposits. Total additional advances available from the FHLB at December 31, 2007 were $367,741,000 under the blanket floating lien and $42,215,000 with a pledge of investment securities. The weighted average rate at December 31, 2007 was 4.86%.

The Company has various funding arrangements with commercial banks providing up to $70,000,000 in the form of federal funds and other lines of credit. At December 31, 2007, there was no balance outstanding on these lines and all of the funding was available to the Company.

At December 31, 2007, the Company was not in compliance with one of the financial covenants on a $15,000,000 correspondent bank note. The Company’s Nonperforming Assets Ratio, calculated at 12.30% and defined for purposes of the agreement as the Company’s total nonperforming assets as a percentage of the sum of its Tier 1 risk based capital and allowance for loan losses, exceeded the maximum ratio of 10.00% specified in the agreement. Non-compliance with the financial covenants could terminate the agreement, thereby making the note, plus accrued interest and fees, payable immediately. Subsequent to December 31, 2007, the Company obtained a written waiver of this default for the fiscal quarter ended December 31, 2007. The Company is currently in the process of re-negotiating this note and expects the violation to be cured through revisions to the Nonperforming Assets Ratio covenant in the new agreement.

Junior subordinated debt consists of a total of $105,096,000 in Junior Subordinated Deferrable Interest Debentures of the Company issued to statutory trusts that were funded by the issuance of floating rate capital securities of the trusts. Issues of $10,310,000 each were completed in November 2002, June 2003 and September 2004 and an issue of $15,464,000 was completed in October 2006. The issue of $6,204,000 completed in March 2003 was assumed in the American Horizons acquisition. Issuances of $7,989,000 and $8,424,000 were assumed in the Pocahontas and PIC acquisitions, respectively. The Company issued the remaining $36,085,000 in 2007 to provide funding for various business activities, primarily loan growth. The debentures qualify as Tier 1 Capital for regulatory purposes. The term of the securities is 30 years, and they are callable at par by the Company anytime after 5 years. Interest is payable quarterly and may be deferred at any time at the election of the Company for up to 20 consecutive quarterly periods. During a deferral period, the Company is subject to certain restrictions, including being prohibited from declaring dividends to its common shareholders.

Advances and long-term debt at December 31, 2007 have maturities or call dates in future years as follows:

(dollars in thousands)	Amount
Year Ending December 31,
2008	$64,748
2009	133,097
2010	88,515
2011	59,278
2012	46,022
2013 and thereafter	65,964

Total	$457,624

NOTE 11 – ON-BALANCE SHEET DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The Company has stand alone derivative financial instruments in the form of interest rate swap agreements and rate lock agreements, which derive their value from underlying interest rates. Many of these standalone derivative financial instruments are with the Company’s own customers. These transactions involve both credit and market risk. The notional amounts are amounts on which calculations, payments, and the value of the derivatives are based.

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

At December 31, 2007 and 2006, the information pertaining to outstanding interest rate swap agreements is as follows:

(dollars in thousands)	2007	2006
Notional amount	$173,036	$134,516
Weighted average pay rate	3.4%	4.8%
Weighted average receive rate	3.5%	5.2%
Weighted average maturity in years	5.8	5.8
Unrealized gain (loss) relating to interest rate swaps	$(146)	$270

Only one interest rate swap agreement was terminated prior to maturity in 2007. The customer immediately entered into a new swap agreement with similar terms. Changes in the fair value of interest rate swaps designated as hedging the variability of cash flows associated with long-term debt are reported in other comprehensive income. These amounts subsequently are reclassified into interest income and interest expense as a yield adjustment in the same period in which the related interest on the long-term debt affects earnings. As a result of these interest rate swaps, interest expense was decreased by $144,000 and $87,000 for the years ended December 31, 2007 and 2006, respectively. Net cash settlements received on interest rate swaps not qualifying for hedge accounting in 2007 amounted to $590,000 and are reported in noninterest income.

Risk management results for the years ended December 31, 2007 and 2006 related to the balance sheet hedging of long-term debt indicate that the hedges were 100% effective and that there was no component of the derivative instruments’ gain or loss which was excluded from the assessment of hedge effectiveness.

NOTE 12 – INCOME TAXES

The provision for income tax expense consists of the following:

	Years Ended December 31,
(dollars in thousands)	2007	2006	2005
Current expense	$8,401	$7,518	$8,784
Deferred expense	2,004	4,381	(3,236)
Tax credits	(848)	(927)	(568)
Tax benefits attributable to items charged to equity and goodwill	6,693	2,981	2,452

Total income tax expense	$16,250	$13,953	$7,432

There was a balance receivable of federal and state income taxes of $864,000 and $2,216,000 at December 31, 2007 and 2006, respectively. The provision for federal income taxes differs from the amount computed by applying the federal income tax statutory rate of 35 percent on income from operations as indicated in the following analysis:

	Years Ended December 31,
(dollars in thousands)	2007	2006	2005
Federal tax based on statutory rate	$20,146	$17,377	$10,301
State tax based on statutory rate	351	—	—
Increase (decrease) resulting from:
Effect of tax-exempt income	(4,324)	(3,039)	(2,831)
Interest and other nondeductible expenses	881	555	372
Nondeductible ESOP expense	—	—	149
Tax credits	(848)	(927)	(568)
Other	44	(13)	9

Income tax expense	$16,250	$13,953	$7,432

Effective rate	28.2%	28.1%	25.3%

The net deferred tax asset at December 31, 2007 and 2006 is as follows:

(dollars in thousands)	2007	2006
Deferred tax asset:
Allowance for loan losses	$13,428	$9,973
Discount on purchased loans	348	22
Deferred compensation	1,487	695
Time deposits	—	154
Investments acquired	2,282	—
Borrowings	620	1,048
Unrealized loss on investments classified as available for sale	—	1,874
Unrealized loss on cash flow hedges	78	—
Other	2,154	766

Subtotal	20,397	14,532

Deferred tax liability:
FHLB stock	(1,359)	(1,022)
Premises and equipment	(3,752)	(3,534)
Acquisition intangibles	(9,810)	(5,838)
Time Deposits	(13)	—
Deferred loan costs	(1,643)	(1,297)
Unrealized gain on investments classified as available for sale	(3,161)	—
Unrealized gain on cash flow hedges	—	(95)
Swap gain	(27)	(281)
Other	(3,166)	(867)

Subtotal	(22,931)	(12,934)

Deferred tax asset (liability), net	$(2,534)	$1,598

Retained earnings at December 31, 2007 and 2006 included approximately $21,864,000 accumulated prior to January 1, 1987 for which no provision for federal income taxes has been made. If this portion of retained earnings is used in the future for any purpose other than to absorb bad debts, it will be added to future taxable income.

On January 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109, Accounting for Income Taxes. The Company does not believe it has any unrecognized tax benefits included in its consolidated financial statements. The Company has not had any settlements in the current period with taxing authorities, nor has it recognized tax benefits as a result of a lapse of the applicable statute of limitations.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits, if applicable, in noninterest expense. During the years ended December 31, 2007, 2006, and 2005, the Company did not recognize any interest or penalties in its consolidated financial statements, nor has it recorded an accrued liability for interest or penalty payments.

NOTE 13 – EARNINGS PER SHARE

Weighted average shares of common stock outstanding for basic EPS excludes the weighted average shares not released by the Employee Stock Ownership Plan (“ESOP”) of 1,593 shares at December 31, 2005, the weighted average unvested shares in the Recognition and Retention Plan (“RRP”) of 407,706, 333,753, and 265,873 shares at December 31, 2007, 2006 and 2005, respectively, and the weighted average shares purchased in Treasury Stock of 1,979,790, 2,131,786, and 2,295,400, at December 31, 2007, 2006, and 2005, respectively. There were no shares outstanding in the ESOP at December 31, 2007 or 2006. Shares not included in the calculation of diluted EPS because they are anti-dilutive were stock options of 326,501, 57,643 and 22,000 and RRP grants of 284,781, 35,477 and 27,171 at December 31, 2007, 2006 and 2005, respectively. The following sets forth the computation of basic net income per common share and diluted net income per common share.

	Years Ended December 31,
	2007	2006	2005
Numerator:
Income applicable to common shares	$41,310,000	$35,695,000	$22,000,000

Denominator:
Weighted average common shares outstanding	12,203,127	9,401,245	9,154,994
Effect of dilutive securities:
Stock options outstanding	360,697	516,079	591,301
Warrants	7,756	9,185	11,099
Restricted stock grants	69,687	66,843	55,108

Weighted average common shares outstanding - assuming dilution	12,641,267	9,993,352	9,812,502

Earnings per common share	$3.39	$3.80	$2.40
Earnings per common share – assuming dilution	$3.27	$3.57	$2.24

NOTE 14 – CAPITAL REQUIREMENTS AND OTHER REGULATORY MATTERS

The Company, IBERIABANK, and Pulaski Bank are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company, IBERIABANK, and Pulaski Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company, IBERIABANK, and Pulaski Bank to maintain minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to average assets. Management believes, as of December 31, 2007 and 2006, that the Company, IBERIABANK, and Pulaski Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2007, the most recent notification from the Federal Deposit Insurance Corporation categorized IBERIABANK and Pulaski Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since the notification that management believes have changed either entity’s category. The Company’s, IBERIABANK’s, and Pulaski Bank’s actual capital amounts and ratios as of December 31, 2007 and 2006 are presented in the following table.

	Actual		Minimum		Well Capitalized
(dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount		Ratio
December 31, 2007
Tier 1 leverage capital:
IBERIABANK Corporation	$339,711	7.42%	$183,140	4.00%	$	N/A	N/A	%
IBERIABANK	249,099	7.40	134,698	4.00		168,372	5.00
Pulaski Bank	90,434	7.68	47,093	4.00		58,867	5.00
Tier 1 risk-based capital:
IBERIABANK Corporation	339,711	9.32	145,752	4.00		N/A	N/A
IBERIABANK	249,099	9.14	109,020	4.00		163,530	6.00
Pulaski Bank	90,434	10.16	35,605	4.00		53,408	6.00
Total risk-based capital:
IBERIABANK Corporation	377,996	10.37	291,505	8.00		N/A	N/A
IBERIABANK	273,516	10.04	218,040	8.00		272,550	10.00
Pulaski Bank	101,561	11.41	71,210	8.00		89,013	10.00
December 31, 2006
Tier 1 leverage capital:
IBERIABANK Corporation	$274,875	9.01%	$121,971	4.00%	$	N/A	N/A	%
IBERIABANK	213,276	7.02	121,523	4.00		151,904	5.00
Tier 1 risk-based capital:
IBERIABANK Corporation	274,875	11.81	93,091	4.00		N/A	N/A
IBERIABANK	213,276	9.19	92,876	4.00		139,313	6.00
Total risk-based capital:
IBERIABANK Corporation	303,976	13.06	186,183	8.00		N/A	N/A
IBERIABANK	242,311	10.44	185,751	8.00		232,189	10.00

NOTE 15 – SHARE-BASED COMPENSATION

The Company has various types of share-based compensation plans. These plans are administered by the Compensation Committee of the Board of Directors, which selects persons eligible to receive awards and determines the number of shares and/or options subject to each award, the terms, conditions and other provisions of the awards.

EMPLOYEE STOCK OWNERSHIP PLAN: In 1995, the Company established an Employee Stock Ownership Plan (“ESOP”) for the benefit of all eligible employees of the Company. During 2005, the ESOP was fully funded and the plan was merged into the Company’s 401(k) plan. The leveraged ESOP was accounted for in accordance with SOP 93-6, Employers’ Accounting for Employee Stock Ownership Plans.

There was no cost related to the ESOP during 2007 or 2006. Compensation cost related to the ESOP for the year ended December 31, 2005 was $530,000. There were no unearned ESOP shares outstanding as of December 31, 2007, 2006 and 2005. A summary of the ESOP share allocation as of December 31 of the year indicated is as follows:

2005
Shares allocated beginning of year	484,974
Shares allocated during the year	12,923
Shares distributed during the year	(497,897)

Allocated shares held by ESOP at year end	—
Unreleased shares	—

Total ESOP shares	—

STOCK OPTION PLANS: The Company issues stock options under various plans to directors, officers and other key employees. The option exercise price cannot be less than the fair value of the underlying common stock as of the date of the option grant and the maximum option term cannot exceed ten years. The stock options granted were issued with vesting periods ranging from one-and-a half to seven years. At December 31, 2007, future awards of 161,552 shares could be made under approved incentive compensation plans.

The stock option plans also permit the granting of Stock Appreciation Rights (“SARs”). SARs entitle the holder to receive, in the form of cash or stock, the increase in the fair value of Company stock from the date of grant to the date of exercise. No SARs have been issued under the plans.

Effective January 1, 2006, the Company adopted SFAS No. 123 (R) utilizing the modified prospective method. Prior to the adoption of SFAS No. 123(R), the Company accounted for stock option grants in accordance with APB Opinion No. 25, “Accounting for Stock Issued to Employees” (the intrinsic value method). On December 30, 2005, the Board of Directors approved the immediate vesting of all outstanding unvested stock options awarded to employees, officers and directors outstanding as of that date. As a result of the accelerated vesting, the Company recorded $470,000 of compensation expense in 2005. The Company recognized no other compensation expense resulting for stock option grants for the year ended December 31, 2005.

As a result of adopting SFAS No. 123(R), the Company’s net income for the year ended December 31, 2007 and 2006 included $649,000 and $237,000 of compensation costs and $227,000 and $83,000 of income tax benefits related to stock options granted under share-based compensation arrangements, respectively. The impact on basic and diluted earnings per share was $0.03 and $0.02 for the years ended December 31, 2007 and 2006, respectively. There would have been no effect on net income or earnings per share under APB Opinion No. 25.

The Company reported $796,000 and $3,112,000 of excess tax benefits as financing cash inflows during the years ended December 31, 2007 and 2006, respectively, related to the exercise and vesting of share-based compensation grants. Net cash proceeds from the exercise of stock options were $3,171,000 and $3,282,000 for the years ended December 31, 2007 and 2006.

The Company uses the Black-Scholes option pricing model to estimate the fair value of share-based awards with the following weighted-average assumptions for the indicated periods:

	For the Year Ended December 31,
	2007	2006	2005
Expected dividends	2.0%	2.0%	2.0%
Expected volatility	23.6%	24.7%	24.1%
Risk-free interest rate	4.7%	4.7%	4.3%
Expected term (in years)	7.0	7.0	7.0
Weighted-average grant-date fair value	$15.98	$16.56	$14.28

The assumptions above are based on multiple factors, including historical stock option exercise patterns and post-vesting employment termination behaviors, expected future exercise patterns and the expected volatility of the Company’s stock price.

At December 31, 2007, there was $4,078,000 of unrecognized compensation cost related to stock options which is expected to be recognized over a weighted-average period of 5.6 years.

The following table represents the activity related to stock options:

	Number of shares	Weighted average exercise price	Weighted average remaining contract life
Outstanding options, December 31, 2004	1,603,675	$24.90
Granted	204,611	48.39
Exercised	(242,275)	13.96
Forfeited or expired	(15,050)	40.59

Outstanding options, December 31, 2005	1,550,961	29.55
Granted	135,726	58.25
Exercised	(188,870)	18.56
Forfeited or expired	(2,500)	43.46

Outstanding options, December 31, 2006	1,495,317	$33.52
Granted	182,419	57.58
Exercised	(132,553)	24.26
Forfeited or expired	(8,300)	48.67

Outstanding options, December 31, 2007	1,536,883	$37.09	5.6 Years

Outstanding exercisable at December 31, 2005	1,550,961	$29.55

Outstanding exercisable at December 31, 2006	1,359,591	$31.05

Outstanding exercisable at December 31, 2007	1,243,827	$32.20	4.8 Years

The following table presents the weighted average remaining life as of December 31, 2007 for options outstanding within the stated exercise prices:

	Outstanding			Exercisable
Exercise Price Range Per Share	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life	Number of Options	Weighted Average Exercise Price
$10.70 to $12.05	147,970	$11.00	2.1 years	147,970	$11.00
$12.71 to $15.80	26,250	$14.75	1.6 years	26,250	$14.75
$15.81 to $19.50	67,693	$17.90	2.0 years	67,693	$17.90
$19.51 to $29.90	289,772	$22.22	3.7 years	289,772	$22.22
$29.91 to $39.85	198,048	$31.86	5.2 years	198,048	$31.86
$39.86 to $49.79	463,902	$46.39	6.7 years	463,902	$46.39
$49.80 to $51.11	5,500	$50.93	8.9 years	2,000	$51.11
$51.12 to $54.91	13,750	$52.37	8.2 years	10,000	$51.64
$54.92 to $60.00	323,998	$58.00	8.7 years	38,192	$58.25

	1,536,883	$37.09	5.6 years	1,243,827	$32.20

Shares reserved for future stock option grants to employees and directors under existing plans were 161,552 at December 31, 2007. At December 31, 2007, the aggregate intrinsic value of shares underlying outstanding stock options and underlying exercisable stock options was $18,693,000. Total intrinsic value of options exercised was $3,069,000 for the year ended December 31, 2007.

RESTRICTED STOCK PLANS: The Company issues restricted stock under various plans for certain officers and directors. A supplemental stock benefit plan adopted in 1999 and the 2001 and 2005 Incentive Plans also allow grants of restricted stock. The cost of the shares of restricted stock awarded under these plans is recorded as unearned compensation, a contra equity account. The fair value of the shares on the date of award is recognized as compensation expense over the vesting period, which is generally seven years. The holders of the restricted stock receive dividends and have the right to vote the shares. For the years ended December 31, 2007, 2006, and 2005, the amount included in compensation expense that was included in noninterest expense in the accompanying consolidated statements of income was $3,490,000, $2,600,000, and $1,739,000, respectively. Additional restricted stock awards may be issued through the 2001 and 2005 Incentive Compensation Plans. The weighted average grant date fair value of the restricted stock granted during the years ended December 31, 2007, 2006, and 2005 was $57.21, $57.90, and $48.85, respectively.

The share-based compensation plans allow for the issuance of restricted stock awards that may not be sold or otherwise transferred until certain restrictions have lapsed. The unearned share-based compensation related to these awards is being amortized to compensation expense over the vesting period (generally three to seven years). The share-based compensation expense for these awards was determined based on the market price of the Company’s common stock at the date of grant applied to the total number of shares granted amortized over the vesting period. As of December 31, 2007, unearned share-based compensation associated with these awards totaled $17,564,000. Upon adoption of SFAS No. 123(R), the Company was required to change its policy from recognizing forfeitures as they occur to one where expense is recognized based on expectations of the awards that will vest over the requisite service period. This change had an immaterial cumulative effect on the Company’s results of operations.

The following table represents unvested restricted stock award activity for the years ended December 31, 2007, 2006, and 2005, respectively:

	For the Year Ended December 31,
	2007	2006	2005
Balance, beginning of year	337,830	287,773	214,013
Granted	151,604	116,502	120,207
Forfeited	(21,288)	(4,930)	(2,875)
Earned and issued	(66,229)	(61,515)	(43,572)

Balance, end of year	401,917	337,830	287,773

401 (K) PROFIT SHARING PLAN: The Company has a 401(k) Profit Sharing Plan covering substantially all of its employees. Annual employer contributions to the plan are set by the Board of Directors. The Company made $687,000 in contributions for the year ended December 31, 2007. There were no contributions made for the years ended December 31, 2006 and 2005. The Plan provides, among other things, that participants in the Plan be able to direct the investment of their account balances within the Profit Sharing Plan into alternative investment funds. Participant deferrals under the salary reduction election may be matched by the employer based on a percentage to be determined annually by the employer.

NOTE 16 – RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Company has granted loans to executive officers and directors and their affiliates amounting to $3,219,000 and $1,934,000 at December 31, 2007 and 2006, respectively. During the year ended December 31, 2007, total principal additions were $7,107,000 and total principal payments were $5,822,000. Unfunded commitments to executive officers and directors and their affiliates totaled $1,483,000 and $1,622,000 at December 31, 2007 and 2006, respectively. None of the related party loans were classified as nonaccrual, past due, restructured or potential problem loans at December 31, 2007 or 2006.

Deposits from related parties held by the Company through IBERIABANK and Pulaski Bank at December 31, 2007 and 2006 amounted to $1,299,000 and $995,000, respectively.

NOTE 17 – OFF-BALANCE SHEET ACTIVITIES

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The same credit policies are used in these commitments as for on-balance sheet instruments. The Company’s exposure to credit loss in the event of nonperformance by the other parties is represented by the contractual amount of the financial instruments. At December 31, 2007, the fair value of guarantees under commercial and standby letters of credit was $264,000. This amount represents the unamortized fee associated with these guarantees and is included in the consolidated balance sheet of the Company. This fair value will decrease over time as the existing commercial and standby letters of credit approach their expiration dates.

At December 31, 2007 and 2006, the Company had the following financial instruments outstanding, whose contract amounts represent credit risk:

	Contract Amount
(dollars in thousands)	2007	2006
Commitments to grant loans	$88,025	$31,933
Unfunded commitments under lines of credit	748,557	539,212
Commercial and standby letters of credit	26,356	22,464

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

NOTE 18 – FAIR VALUE OF FINANCIAL INSTRUMENTS

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

Loans: The fair value of mortgage loans receivable was estimated based on present values using entry-value rates at December 31, 2007 and 2006, weighted for varying maturity dates. Other loans receivable were valued based on present values using entry-value interest rates at December 31, 2007 and 2006 applicable to each category of loans. Fair values of mortgage loans held for sale are based on commitments on hand from investors or prevailing market prices.

Deposits: The fair value of NOW accounts, money market deposits and savings accounts was the amount payable on demand at the reporting date. Certificates of deposit were valued using a weighted average rate calculated based upon rates at December 31, 2007 and 2006 for deposits of similar remaining maturities.

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

Off-Balance Sheet Items: The Company has outstanding commitments to extend credit and standby letters of credit. These off-balance sheet financial instruments are generally exercisable at the market rate prevailing at the date the underlying transaction will be completed. At December 31, 2007 and 2006, the fair value of guarantees under commercial and standby letters of credit was immaterial.

The estimated fair values and carrying amounts of the Company’s financial instruments are as follows:

	December 31, 2007		December 31, 2006
(dollars in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets
Cash and cash equivalents	$123,105	$123,105	$84,905	$84,905
Investment securities	794,402	803,746	581,352	581,509
Loans and loans held for sale, net	3,439,775	3,480,059	2,258,353	2,230,509
Derivative instruments	90	90	338	338
Financial Liabilities
Deposits	$3,484,828	$3,488,147	$2,422,582	$2,421,877
Short-term borrowings	436,146	436,146	202,605	202,591
Long-term debt	457,624	443,380	236,997	236,880
Derivative instruments	236	236	68	68

The fair value estimates presented herein are based upon pertinent information available to management as of December 31, 2007 and 2006. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

NOTE 19 – COMPREHENSIVE INCOME

The following is a summary of the changes in the components of other comprehensive income:

	Years Ended December 31,
(dollars in thousands)	2007	2006	2005
Balance at beginning of year , net	$(3,483)	$(6,341)	$689
Unrealized gain (loss) on securities available for sale	13,791	310	(10,854)
Reclassification adjustment for net (gains) losses realized in net income	596	4,087	39

Net unrealized gain (loss)	14,387	4,397	(10,815)
Tax effect	5,035	(1,539)	3,785

Net of tax change	9,352	2,858	(7,030)

Balance at end of year, net	5,869	(3,483)	(6,341)

Balance at beginning of year, net	$177	$712	$(299)
Unrealized gain (loss) on cash flow hedges	(493)	(823)	1,555
Tax effect	172	288	(544)

Net of tax change	(321)	(535)	1,011

Balance at end of year, net	(144)	177	712

Total change in other comprehensive income (loss), net of income taxes	$9,031	$2,323	$(6,019)

Total balance in other comprehensive income (loss), net of income taxes	$5,725	$(3,306)	$(5,629)

NOTE 20 – RESTRICTIONS ON DIVIDENDS, LOANS AND ADVANCES

IBERIABANK is restricted under applicable laws in the payment of dividends to an amount equal to current year earnings plus undistributed earnings for the immediately preceding year, unless prior permission is received from the Commissioner of Financial Institutions for the State of Louisiana. Dividends payable by IBERIABANK in 2008 without permission will be limited to 2008 earnings plus an additional $34,792,000.

Pulaski Bank is restricted under applicable laws in the payment of dividends to an amount equal to current year earnings plus undistributed earnings for the immediately preceding two years, unless prior permission is received from the Office of Thrift Supervision. Dividends payable by Pulaski Bank in 2008 without permission will be limited to 2008 earnings plus an additional $2,400,000.

Funds available for loans or advances by IBERIABANK or Pulaski Bank to the Company amounted to $38,020,000. In addition, dividends paid by IBERIABANK or Pulaski Bank to the Company would be prohibited if the effect thereof would cause IBERIABANK’s or Pulaski Bank’s capital to be reduced below applicable minimum capital requirements.

NOTE 21 – CONDENSED PARENT COMPANY ONLY FINANCIAL STATEMENTS

Condensed financial statements of IBERIABANK Corporation (parent company only) are shown below. The parent company has no significant operating activities.

Condensed Balance Sheets

December 31, 2007 and 2006

(dollars in thousands)	2007	2006
Assets
Cash in bank	$2,937	$48,440
Investment in subsidiaries	597,252	309,044
Other assets	14,877	16,751

Total assets	$615,066	$374,235

Liabilities and Shareholders’ Equity
Liabilities	$117,007	$54,684
Shareholders’ equity	498,059	319,551

Total liabilities and shareholders’ equity	$615,066	$374,235

Condensed Statements of Income

Years Ended December 31, 2007, 2006 and 2005

(dollars in thousands)	2007	2006	2005
Operating income
Dividends from subsidiaries	$14,500	$15,500	$22,000
Other income	362	1,628	294

Total operating income	14,862	17,128	22,294

Operating expenses
Interest expense	7,421	3,127	2,250
Other expenses	6,192	4,377	3,174

Total operating expenses	13,613	7,504	5,424

Income before income tax expense and increase in equity in undistributed earnings of subsidiaries	1,249	9,624	16,870
Income tax benefit	4,476	1,981	1,750

Income before increase in equity in undistributed earnings of subsidiaries	5,725	11,605	18,620
Increase in equity in undistributed earnings of subsidiaries	35,585	24,090	3,380

Net Income	$41,310	$35,695	$22,000

Condensed Statements of Cash Flows

Years Ended December 31, 2007, 2006 and 2005

(dollars in thousands)	2007	2006	2005
Cash Flows from Operating Activities
Net income	$41,310	$35,695	$22,000
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	(407)	(23)	(16)
Increase in equity in net income of subsidiaries	(35,561)	(24,090)	(3,380)
Noncash compensation expense	4,530	3,150	2,294
Gain on sale of assets	—	—	(13)
Derivative gains on swaps	726	(803)	—
Increase in dividend receivable from subsidiaries	11,500	3,500	(5,000)
Cash retained from tax benefit associated with share-based payment arrangements	(796)	(3,112)	—
Other, net	(6,024)	892	81

Net Cash Provided by Operating Activities	15,278	15,209	15,966

Cash Flows from Investing Activities
Cash received in excess of cash paid in acquisition	(5,836)	—	410
Proceeds from sale of premises and equipment	—	—	203
Capital contributed to subsidiary	—	—	(15)
Payments received from ESOP	—	—	151
Acquisition	(96,629)	—	—

Net Cash Provided by Investing Activities	(102,465)	—	749

Cash Flows from Financing Activities
Dividends paid to shareholders	(16,138)	(11,390)	(8,836)
Proceeds from long-term debt	78,810	15,000	—
Common stock issued	—	30,000	—
Repayments of long-term debt	(15,310)	—	—
Costs of issuance of common stock	(38)	(1,540)	(6)
Payments to repurchase common stock	(9,607)	(8,032)	(17,504)
Proceeds from sale of treasury stock for stock options exercised	3,171	3,282	1,407
Cash retained from tax benefit associated with share-based payment arrangements	796	3,112	—

Net Cash Provided by (Used in) Financing Activities	41,684	30,432	(24,939)

Net Increase (Decrease) in Cash and Cash Equivalents	(45,503)	45,641	(8,224)
Cash and Cash Equivalents at Beginning of Period	48,440	2,799	11,023

Cash and Cash Equivalents at End of Period	$2,937	$48,440	$2,799

NOTE 22 – QUARTERLY RESULTS OF OPERATIONS

(dollars in thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year Ended December 31, 2007
Total interest income	$57,100	$65,816	$69,349	$69,981
Total interest expense	29,610	35,152	37,276	36,689

Net interest income	27,490	30,664	32,073	33,292
Provision for (reversal of) loan losses	211	(595)	(1,693)	3,602

Net interest income after provision for loan losses	27,279	31,259	33,766	29,690
Gain (loss) on sale of investments, net	11	824	(23)	603
Other noninterest income	14,154	20,987	20,350	19,688
Noninterest expense	29,316	38,911	36,526	36,275

Income before income taxes	12,128	14,159	17,567	13,706
Income tax expense	2,973	4,132	5,506	3,639

Net Income	$9,155	$10,027	$12,061	$10,067

Earnings per share – basic	$0.79	$0.80	$0.97	$0.81
Earnings per share – diluted	$0.76	$0.78	$0.94	$0.79

Year Ended December 31, 2006
Total interest income	$37,488	$39,893	$43,645	$44,266
Total interest expense	15,068	17,138	19,719	21,845

Net interest income	22,420	22,755	23,926	22,421
Provision for loan losses	435	(1,902)	(2,389)	(3,947)

Net interest income after provision for loan losses	21,985	24,657	26,315	26,368
Gain (loss) on sale of investments, net	—	(1,393)	(870)	(1,824)
Noninterest income	6,266	6,651	8,145	6,475
Noninterest expense	17,114	17,462	19,591	18,960

Income (loss) before income taxes	11,137	12,453	13,999	12,059
Income tax expense (benefit)	3,091	3,598	4,120	3,144

Net Income (Loss)	$8,046	$8,855	$9,879	$8,915

Earnings (loss) per share – basic	$0.87	$0.95	$1.06	$0.93
Earnings (loss) per share – diluted	$0.81	$0.89	$0.99	$0.87