Form 10-K/A, Exhibit 13
period 2007-12-31
IBERIABANK CORP
filed 2008-04-16
CIK 933141

EXHIBIT 13

SELECTED PORTIONS

OF ANNUAL REPORT

TO SHAREHOLDERS

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

•

Noninterest expense increased $67.9 million, or 92.9%, for 2007 as compared to 2006. The increase resulted primarily from higher salaries and employee benefits resulting from the acquisitions. Noninterest expense for 2007 also included $3.5 million of pre-tax merger-related expenses.

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

Acadiana Bancshares, Inc.—February 28, 2003

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

Alliance Bank of Baton Rouge—February 29, 2004

The Company completed its acquisition of Alliance Bank of Baton Rouge in exchange for 359,106 shares of the Company’s common stock valued at $15.5 million. The transaction resulted in $5.2 million of goodwill and $1.2 million of core deposit intangibles. At acquisition, Alliance had total assets of $72 million, including loans of $54 million, and deposits were $62 million.

American Horizons Bancorp, Inc.—January 31, 2005

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

Pulaski Investment Corporation—January 31, 2007

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

Pocahontas Bancorp, Inc.—February 1, 2007

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

Pulaski Bank and FCB were merged on April 22, 2007. The combined financial institution is a federally chartered savings association headquartered in Little Rock, Arkansas and operates under the corporate title of “Pulaski Bank and Trust Company”.

United Title of Louisiana, Inc.—April 2, 2007

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

TABLE 1 – LOAN PORTFOLIO COMPOSITION

(dollars in thousands)	December 31,
	2007		2006		2005		2004		2003
Commercial loans:
Real estate	$1,369,882	40%	$750,051	34%	$545,868	29%	$419,427	25%	$352,031	25%
Business	634,495	18	461,048	21	376,966	19	307,614	19	201,020	14

Total commercial loans	2,004,377	58	1,211,099	55	922,834	48	727,041	44	553,051	39

Mortgage loans:
Residential 1-4 family	515,912	15	431,585	19	430,111	22	387,079	23	338,965	24
Construction/Owner Occupied	60,558	2	45,285	2	30,611	2	33,031	2	50,295	4

Total mortgage loans	576,470	17	476,870	21	460,722	24	420,110	25	389,260	28

Loans to individuals:
Indirect automobile	240,860	7	228,301	10	229,646	12	222,480	14	229,636	16
Home equity	424,716	12	233,885	10	230,363	12	213,533	13	174,740	12
Other	183,616	6	83,847	4	74,951	4	67,462	4	65,662	5

Total consumer loans	849,192	25	546,033	24	534,960	28	503,475	31	470,038	33

Total loans receivable	$3,430,039	100%	$2,234,002	100%	$1,918,516	100%	$1,650,626	100%	$1,412,349	100%

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

Mortgage Loans Held for Sale – Loans held for sale increased $3.4 million, or 6.3%, to $57.7 million at December 31, 2007 compared to $54.3 million at December 31, 2006. Loans held for sale have primarily been fixed rate single-family residential mortgage loans under contract to be sold in the secondary market. In most cases, loans in this category are sold within thirty days. Buyers generally have recourse to return a purchased loan to the Company under limited circumstances. Recourse conditions may include early payment default, breach of representations or warranties, and documentation deficiencies. During 2007, the Company sold the majority of single-family mortgage originations in the secondary market.

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

The allowance for loan losses amounted to $38.3 million, or 1.12% and 98.8% of total loans and total nonperforming loans, respectively, at December 31, 2007 compared to 1.34% and 993.7%, respectively, at December 31, 2006. The 22 basis point decrease in allowance coverage of total loans is attributable to the continued strong quality of the IBERIABANK loan portfolio, specifically improvements in credits in the New Orleans area. The decrease in the coverage of nonperforming loans is a result of the movement of a large portion of the Pulaski Bank residential builder portfolio to nonaccrual prior to year-end. Although the deterioration in the credit quality of the Pulaski Bank residential builder portfolio had a negative impact on the allowance for loan losses, the impact was offset by the reversal of the remaining New Orleans reserves during 2007 and the continued strong of the IBERIABANK loan portfolio.

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

(1)	Nonperforming assets include accruing loans 90 days or more past due

Investment Securities – The following table shows the carrying values of securities by category as of the dates indicated.

TABLE 6 – CARRYING VALUE OF SECURITIES

	December 31,
(dollars in thousands)	2007		2006		2005		2004		2003
Securities available for sale:
U.S. Government-sponsored enterprise obligations	$65,174	8%	$169,805	29%	$97,443	17%	$53,236	9%	$26,952	6%
Obligations of state and political subdivisions	44,769	6	40,654	7	39,731	7	48,379	9	48,250	10
Mortgage backed securities	634,466	79	348,373	60	406,321	71	425,318	75	350,871	73
Other securities	974	—	—	—	—	—	—	—	57	—

Total securities available for sale	745,383	93	558,832	96	543,495	95	526,933	93	426,130	89

Securities held to maturity:
U.S. Government-sponsored enterprise obligations	8,050	1	8,063	1	8,075	2	13,088	2	13,101	3
Obligations of state and political subdivisions	47,648	6	9,038	2	13,285	2	14,053	3	17,134	3
Mortgage backed securities	3,796	—	5,419	1	7,727	1	12,881	2	23,257	5

Total securities held to maturity	59,494	7	22,520	4	29,087	5	40,022	7	53,492	11

Total securities	$804,877	100%	$581,352	100%	572,582	100%	$566,955	100%	$479,622	100%

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

The following table sets forth the composition of the Company’s deposits at the dates indicated.

TABLE 8 – DEPOSIT COMPOSITION

	December 31,
(dollars in thousands)	2007		2006		2005		2004		2003
Noninterest-bearing DDA	$468,001	13%	$354,961	15%	$350,065	15%	$218,859	12%	$189,786	12%
NOW accounts	828,099	24	628,541	26	575,379	26	532,584	30	449,938	28
Savings and money market	766,429	22	588,202	24	554,731	25	393,772	22	350,295	22
Certificates of deposit	1,422,299	41	850,878	35	762,781	34	628,274	36	599,087	38

Total deposits	$3,484,828	100%	$2,422,582	100%	$2,242,956	100%	$1,773,489	100%	$1,589,106	100%

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

TABLE 9 – REMAINING MATURITY OF CDS $100,000 AND OVER

	December 31,
(dollars in thousands)	2007	2006	2005
3 months or less	$186,548	$103,205	$87,411
Over 3—12 months	348,161	204,131	120,966
Over 12—36 months	87,618	56,069	90,681
More than 36 months	17,607	11,370	12,412

Total	$639,934	$374,775	$311,470

Additional information regarding deposits is provided in Note 8 of the Consolidated Financial Statements.

Borrowings and Debt—Advances from the FHLB of Dallas may be obtained by the Company upon the security of the common stock it owns in the applicable bank and certain of its real estate loans and investment securities, provided certain standards related to creditworthiness have been met. Such advances are made pursuant to several credit programs, each of which has its own interest rate and range of maturities. The level of short-term borrowings can fluctuate significantly on a daily basis depending on funding needs and the source of funds chosen to satisfy those needs. Total short-term borrowings increased $233.5 million, or 115.3%, to $436.1 million at December 31, 2007 compared to $202.6 million at December 31, 2006. The additional borrowings were needed to help fund loan growth. The Company’s short-term borrowings at December 31, 2007 were comprised of $300.5 million of advances from the FHLB of Dallas and $135.7 million of securities sold under agreements to repurchase.

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

TABLE 10 – JUNIOR SUBORDINATED DEBT COMPOSITION

(dollars in thousands)

Date Issued	Term	Callable After(4)	Interest Rate(5)	Amount
March 2000(1)	30 years	—	10.875%	$7,989
March 2001(2)	30 years	—	10.180%	8,424
November 2002	30 years	5 years	LIBOR plus 3.250%	10,310
June 2003	30 years	5 years	LIBOR plus 3.150%	10,310
March 2003 (3)	30 years	5 years	LIBOR plus 3.150%	6,204
September 2004	30 years	5 years	LIBOR plus 2.000%	10,310
October 2006	30 years	5 years	LIBOR plus 1.600%	15,464
June 2007	30 years	5 years	LIBOR plus 1.435%	10,310
November 2007	30 years	5 years	LIBOR plus 2.640%	25,775

Balance, December 31, 2007				$105,096

(1)	Obtained via the PIC acquisition
(2)	Obtained via the Pocahontas acquisition
(3)	Obtained via the American Horizons acquisition.
(4)	Subject to regulatory requirements.
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

TABLE 11 – CHANGES IN SHAREHOLDERS’ EQUITY

(dollars in thousands)	Amount
Balance, December 31, 2006	$319,551
Common stock issued in acquisitions	146,410
Net income	41,310
Consolidation of joint venture	56
Sale of treasury stock for stock options exercised	3,947
Cash dividends declared	(17,169)
Repurchases of common stock placed into treasury	(9,607)
Increase in other comprehensive income	9,031
Share-based compensation cost	4,530

Balance, December 31, 2007	$498,059

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

TABLE 12 – STOCK REPURCHASES

Period	Number of Shares Purchased		Average Price Paid per Share	Number of Shares Purchased as Part of Publicly Announced Repurchase Plans	Maximum Number of Shares that May Yet Be Purchased Under Repurchase Plans
May	27,000	(1)	$52.27	27,000	290,050
July	38,500		$42.87	38,500	251,550
August	97,421		$45.81	97,421	154,129
September	5,100		$49.96	5,100	149,029

Total	168,021		$46.30	168,021

(1)	Includes 17,050 shares purchased under a previous share repurchase plan approved in 2005.

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

TABLE 14 – SUMMARY OF CHANGES IN NET INTEREST INCOME

	2007 / 2006 Change Attributable To			2006 / 2005 Change Attributable To
(dollars in thousands)	Volume	Rate	Total Increase (Decrease)	Volume	Rate	Total Increase (Decrease)
Earning assets:
Loans receivable:
Mortgage loans	$4,549	$1,604	$6,153	$2,575	$901	$3,476
Commercial loans (TE)	48,143	4,503	52,646	10,360	8,700	19,060
Consumer and other loans	21,193	475	21,668	(386)	2,130	1,744
Loans held for sale	3,566	(117)	3,449	143	140	283
Investment securities (TE)	8,286	3,297	11,583	2,614	2,148	4,762
Other earning assets	788	667	1,455	106	614	720

Total net change in income on earning assets	86,525	10,429	96,954	15,412	14,633	30,045

Interest-bearing liabilities:
Deposits:
NOW accounts	4,850	508	5,358	1,332	4,856	6,188
Savings and money market accounts	3,321	5,441	8,762	2,791	3,113	5,904
Certificates of deposit	22,933	9,127	32,060	2,538	6,889	9,427
Borrowings	17,116	1,661	18,777	(1,916)	3,718	1,802

Total net change in expense on interest- bearing liabilities	48,220	16,737	64,957	4,745	18,576	23,321

Change in net interest spread	$38,305	$(6,308)	$31,997	$10,667	$(3,943)	$6,724

Interest income includes interest income earned on earning assets as well as applicable loan fees earned. Interest income that would have been earned on nonaccrual loans had they been on accrual status is not included in the data reported above.

Provision for Loan Losses—Management of the Company assesses the allowance for loan losses quarterly and will make provisions for loan losses as deemed appropriate in order to maintain the adequacy of the allowance for loan losses. Increases to the allowance for loan losses are achieved through provisions for loan losses that are charged against income. Adjustments to the allowance may also result from purchase accounting associated with loans acquired in mergers.

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

Net chargeoffs were $1.9 million for 2007 compared to $0.4 million for 2006. The allowance for loan losses as a percentage of outstanding loans, net of unearned income, was 1.12% at December 31, 2007, compared to 1.34% at year-end 2006. A discussion of credit quality can be found in the sections on “Asset Quality” and “Allowance for Loan Losses” in this analysis.

Noninterest Income—The Company reported noninterest income of $76.6 million in 2007 compared to $23.5 million for 2006. The following table illustrates the primary components of noninterest income for the years indicated.

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

Noninterest Expense—The Company reported noninterest expense of $141.0 million in 2007 compared to $73.1 million for 2006. Ongoing attention to expense control is part of the Company’s corporate culture. However, the Company embarked on a growth initiative that included new branches, acquisitions and product expansion. These initiatives have caused increases in several components of noninterest expense. The following table illustrates the primary components of noninterest expense for the years indicated.

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

Professional services expense increased $1.9 million in 2007 primarily due to higher consulting expenses and independent auditor fees. The increase in fees is attributable to the increased size and complexity of the Company due to the addition of lines of business acquired from PIC.

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

Income Taxes—For the years ended December 31, 2007, 2006 and 2005, the Company incurred income tax expense of $16.3 million, $14.0 million and $7.4 million, respectively. The Company’s effective tax rate amounted to 28.2%, 28.1% and 25.3% during 2007, 2006 and 2005, respectively. The difference between the effective tax rate and the statutory tax rate primarily relates to variances in items that are non-taxable or non-deductible, primarily the effect of tax-exempt income, the non-deductibility of part of the amortization of acquisition intangibles, and various tax credits taken. The slight increase in the Company’s effective tax rates for 2007 is attributable to increased net income before taxes. The Company’s tax rate in 2005 included the effect of the third quarter net loss and the decrease in ESOP compensation expense, a large portion of which was not deductible for tax purposes. For more information, see Note 12 of the Consolidated Financial Statements.

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

The Company’s interest rate risk model indicated that the Company was slightly liability sensitive in terms of interest rate sensitivity. Based on the Company’s interest rate risk model, the table below illustrates the impact of an immediate and sustained 100 and 200 basis point increase or decrease in interest rates on net interest income:

Shift in Interest Rates (in bps)	% Change in Projected Net Interest Income
+200	(2.6)%
+100	(0.8)
- 100	2.0
- 200	1.8

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

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA(1)

	Years Ended December 31,
(dollars in thousands, except per share data)	2007	2006	2005	2004	2003
Balance Sheet Data
Total assets	$4,916,958	$3,203,046	$2,852,592	$2,448,602	$2,115,811
Cash and cash equivalents	123,105	84,905	126,800	53,265	69,521
Loans receivable	3,430,039	2,234,002	1,918,516	1,650,626	1,412,349
Investment securities	804,877	581,352	572,582	566,955	479,622
Goodwill and other intangibles	254,627	99,070	100,576	68,310	62,786
Deposit accounts	3,484,828	2,422,582	2,242,956	1,773,489	1,589,114
Borrowings	893,770	439,602	319,061	442,542	318,881
Shareholders’ equity	498,059	319,551	263,569	220,162	195,169

Book value per share (2)	$38.99	$31.07	$27.60	$25.62	$23.43
Tangible book value per share (2) (4)	19.06	21.43	17.07	17.67	15.89

	Years Ended December 31,
(dollars in thousands, except per share data)	2007	2006	2005	2004	2003
Income Statement Data
Interest income	$262,246	$165,292	$135,248	$108,610	$96,509
Interest expense	138,727	73,770	50,450	33,982	28,876

Net interest income	123,519	91,522	84,798	74,628	67,633
Provision for (reversal of) loan losses	1,525	(7,803)	17,069	4,041	6,300

Net interest income after provision for (reversal of) loan losses	121,994	99,325	67,729	70,587	61,333
Noninterest income	76,594	23,450	26,141	23,217	23,064
Noninterest expense	141,028	73,127	64,438	54,897	50,629

Income before income taxes	57,560	49,648	29,432	38,907	33,768
Income taxes	16,250	13,953	7,432	11,568	10,216

Net income	$41,310	$35,695	$22,000	$27,339	$23,552

Earnings per share – basic	$3.39	$3.80	$2.40	$3.26	$2.97
Earnings per share – diluted	3.27	3.57	2.24	3.01	2.74
Cash earnings per share – diluted	3.38	3.64	2.32	3.07	2.79
Cash dividends per share	1.34	1.22	1.00	0.85	0.72

	At or For the Years Ended December 31,
	2007	2006	2005	2004	2003
Key Ratios (3)
Return on average assets	0.90%	1.19%	0.81%	1.17%	1.20%
Return on average equity	8.87	12.86	8.41	12.98	13.05
Return on average tangible equity (4)	18.86	20.52	13.96	19.52	19.57
Equity to assets at end of period	10.18	9.98	9.24	8.99	9.22
Earning assets to interest-bearing liabilities	111.83	116.07	114.92	112.82	113.87
Interest rate spread (5)	2.73	2.99	3.23	3.40	3.67
Net interest margin (TE) (5) (6)	3.13	3.42	3.54	3.60	3.89
Noninterest expense to average assets	3.08	2.43	2.37	2.35	2.58
Efficiency ratio (7)	70.47	63.60	58.08	56.11	55.82
Tangible efficiency ratio (TE) (4) (5)	67.15	60.19	54.85	53.16	52.96
Dividend payout ratio	41.61	33.64	43.56	26.55	25.37

Asset Quality Data
Nonperforming assets to total assets at end of period (8)	0.98%	0.16%	0.21%	0.25%	0.34%
Allowance for loan losses to nonperforming loans at end of period (8)	98.77	993.76	659.29	355.17	355.92
Allowance for loan losses to total loans at end of period	1.12	1.34	1.98	1.22	1.29

Consolidated Capital Ratios
Tier 1 leverage capital ratio	7.42%	9.01%	7.65%	7.63%	7.50%
Tier 1 risk-based capital ratio	9.32	11.81	10.70	11.13	10.94
Total risk-based capital ratio	10.37	13.06	11.96	12.36	12.20

(1)	2007 Balance Sheet, Income Statement, and Asset Quality Data, as well as Key Ratios and Capital Ratios, are impacted by the Company’s acquisitions of PIC on January 31, 2007 and Pocahontas on February 1, 2007.
(2)	Shares used for book value purposes exclude shares held in treasury and unreleased shares held by the Employee Stock Ownership Plan at the end of the period.
(3)	With the exception of end-of-period ratios, all ratios are based on average daily balances during the respective periods.
(4)	Tangible calculations eliminate the effect of goodwill and acquisition related intangible assets and the corresponding amortization expense on a tax-effected basis where applicable.
(5)	Interest rate spread represents the difference between the weighted average yield on earning assets and the weighted average cost of interest-bearing liabilities. Net interest margin represents net interest income as a percentage of average earning assets.
(6)	Fully taxable equivalent (TE) calculations include the tax benefit associated with related income sources that are tax-exempt using a marginal tax rate of 35%.
(7)	The efficiency ratio represents noninterest expense as a percentage of total revenues. Total revenues is the sum of net interest income and noninterest income.
(8)	Nonperforming loans consist of nonaccruing loans and loans 90 days or more past due. Nonperforming assets consist of nonperforming loans and repossessed assets.

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

The audited consolidated financial statements of the Company include the results of the Pulaski Bank and Trust Company and Lenders Title Company. The inclusion of these companies resulted from the acquisitions of Pulaski Investment Corporation and Pocahontas Bancorp, Inc. on January 31, 2007 and February 1, 2007, respectively. Management did not perform a complete assessment of the internal control over financial reporting of these entities, and therefore, as a result, these entities are not included in management’s assessment of internal control over financial reporting as of December 31, 2007. This approach is consistent with published SEC guidance on the permissible scope of management’s internal control report. As of December 31, 2007, Pulaski Bank and Trust Company and Lenders Title Company accounted for $1,339,457,000 and $247,542,000 of total and net assets, respectively, of the Company. For the year ended December 31, 2007, Pulaski Bank and Trust Company and Lenders Title Company accounted for $112,371,000 and $5,794,000 of interest, dividend and noninterest income and net income, respectively, of the Company.

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

March 14, 2008

REPORT OF CASTAING, HUSSEY & LOLAN, LLC

INDEPENDENT REGISTERED ACCOUNTING FIRM

To the Board of Directors and Shareholders of

IBERIABANK Corporation

We have audited the accompanying consolidated balance sheet of IBERIABANK Corporation as of December 31, 2006, and the related consolidated statements of income, shareholders’ equity, and cash flows for the years ended December 31, 2006 and December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of IBERIABANK Corporation as of December 31, 2006, and the results of its operations and its cash flows for the years ended December 31, 2006 and 2005, in conformity with accounting principles generally accepted in the United States of America.

/s/ Castaing, Hussey & Lolan, LLC

New Iberia, Louisiana

February 16, 2007

IBERIABANK CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2007 and 2006

(dollars in thousands, except share data)	2007	2006
Assets
Cash and due from banks	$93,263	$51,078
Interest-bearing deposits in banks	29,842	33,827

Total cash and cash equivalents	123,105	84,905
Securities available for sale, at fair value	745,383	558,832
Securities held to maturity, fair values of $60,125 and $22,677, respectively	59,494	22,520
Mortgage loans held for sale	57,695	54,273
Loans, net of unearned income	3,430,039	2,234,002
Allowance for loan losses	(38,285)	(29,922)

Loans, net	3,391,754	2,204,080
Premises and equipment, net	122,452	71,007
Goodwill	231,177	92,779
Other assets	185,898	114,640

Total Assets	$4,916,958	$3,203,036

Liabilities
Deposits:
Noninterest-bearing	$468,001	$354,961
Interest-bearing	3,016,827	2,067,621

Total deposits	3,484,828	2,422,582
Short-term borrowings	436,146	202,605
Long-term debt	457,624	236,997
Other liabilities	40,301	21,301

Total Liabilities	4,418,899	2,883,485

Shareholders' Equity
Preferred stock, $1 par value—5,000,000 shares authorized	—	—
Common stock, $1 par value—25,000,000 shares authorized; 14,799,759 and 12,378,902 shares issued, respectively	14,800	12,379
Additional paid-in capital	361,746	214,483
Retained earnings	197,911	173,794
Accumulated other comprehensive income (loss)	5,725	(3,306)
Treasury stock at cost— 2,025,591 and 2,092,471 shares, respectively	(82,123)	(77,799)

Total Shareholders' Equity	498,059	319,551

Total Liabilities and Shareholders' Equity	$4,916,958	$3,203,036

The accompanying Notes are an integral part of these Consolidated Financial Statements.

IBERIABANK CORPORATION AND SUBSIDIARIES

Consolidated Statements of Income

Years Ended December 31, 2007, 2006 and 2005

(dollars in thousands, except per share data)	2007	2006	2005
Interest and Dividend Income
Loans, including fees	$213,239	$132,771	$108,492
Mortgage loans held for sale, including fees	4,440	992	709
Investment securities:
Taxable interest	36,869	26,920	21,698
Tax-exempt interest	3,668	2,034	2,494
Other	4,030	2,575	1,855

Total interest and dividend income	262,246	165,292	135,248

Interest Expense
Deposits	104,297	58,116	36,597
Short-term borrowings	15,938	3,911	3,395
Long-term debt	18,492	11,743	10,458

Total interest expense	138,727	73,770	50,450

Net interest income	123,519	91,522	84,798
Provision for (Reversal of) loan losses	1,525	(7,803)	17,069

Net interest income after provision for (reversal of) loan losses	121,994	99,325	67,729

Noninterest Income
Service charges on deposit accounts	19,964	13,167	13,427
ATM/debit card fee income	4,934	3,429	2,709
Income from bank owned life insurance	3,530	2,085	1,979
Gain on sale of loans, net	16,744	745	2,497
Gain on sale of assets	132	99	826
Gain (loss) on sale of investments, net	1,113	(4,083)	(39)
Trading gains (losses) on swaps	(726)	803	—
Net cash settlements on swaps	590	527	—
Title revenue	17,293	—	—
Broker commissions	5,487	4,054	2,410
Other income	7,533	2,624	2,332

Total noninterest income	76,594	23,450	26,141

Noninterest Expense
Salaries and employee benefits	79,672	40,023	33,973
Occupancy and equipment	20,035	9,445	8,319
Franchise and shares tax	3,380	2,991	3,161
Communication and delivery	6,142	3,118	3,107
Marketing and business development	3,039	2,124	1,766
Data processing	5,819	2,678	1,837
Printing, stationery and supplies	2,152	1,007	992
Amortization of acquisition intangibles	2,198	1,118	1,207
Professional services	3,973	2,103	2,339
Other expenses	14,618	8,520	7,737

Total noninterest expense	141,028	73,127	64,438

Income before income tax expense	57,560	49,648	29,432
Income tax expense	16,250	13,953	7,432

Net Income	$41,310	$35,695	$22,000

Earnings per share—basic	$3.39	$3.80	$2.40
Earnings per share—diluted	$3.27	$3.57	$2.24
Cash dividends declared per share	$1.34	$1.22	$1.00

The accompanying Notes are an integral part of these Consolidated Financial Statements.

IBERIABANK CORPORATION AND SUBSIDIARIES

Consolidated Statements of Shareholders’ Equity

Years Ended December 31, 2007, 2006 and 2005

(dollars in thousands, except share and per share data)	Common Stock	Additional Paid-In Capital	Retained Earnings	Unearned Compensation	Accumulated Other Comprehensive Income	Treasury Stock	Total
Balance, December 31, 2004 (1)	10,812	136,841	137,887	(5,581)	390	(60,187)	220,162
Comprehensive income:
Net income			22,000				22,000
Change in unrealized gain on securities available for sale, net of deferred taxes					(7,030)		(7,030)
Change in fair value of derivatives used for cash flow hedges, net of tax effect					1,011		1,011

Total comprehensive income							15,981
Cash dividends declared, $1.00 per share			(9,582)				(9,582)
Reissuance of treasury stock under stock option plan, net of shares surrendered in payment, including tax benefit, 203,813 shares		1,539				2,026	3,565
Common stock released by ESOP trust		519		103			622
Common stock earned by participants of recognition and retention plan trust, including tax benefit		564		1,554			2,118
Common stock issued for recognition and retention plan		3,777		(5,670)		1,893	—
Common stock issued for acquisition	990	46,945	(198)				47,737
Share-based compensation cost		470					470
Treasury stock acquired at cost, 365,488 shares						(17,504)	(17,504)

Balance, December 31, 2005	11,802	190,655	150,107	(9,594)	(5,629)	(73,772)	263,569
Comprehensive income:
Net income			35,695				35,695
Change in unrealized gain on securities available for sale, net of deferred taxes					2,858		2,858
Change in fair value of derivatives used for cash flow hedges, net of tax effect					(535)		(535)

Total comprehensive income							38,018
Cash dividends declared, $1.22 per share		856	(12,008)				(11,152)
Reissuance of treasury stock under stock option plan, net of shares surrendered in payment, including tax benefit, 188,394 shares		3,090				2,448	5,538
Reclassification of unearned compensation due to adoption of SFAS 123(R)		(9,594)		9,594
Common stock earned by participants of recognition and retention plan trust, including tax benefit		2,913					2,913
Common stock issued for recognition and retention plan		(1,557)				1,557	—
Common stock issued	577	27,883					28,460
Share-based compensation cost		237					237
Treasury stock acquired at cost, 138,253 shares						(8,032)	(8,032)
Balance, December 31, 2006	12,379	214,483	173,794	—	(3,306)	(77,799)	319,551
Comprehensive income:
Net income			41,310				41,310
Change in unrealized gain on securities available for sale, net of deferred taxes					9,352		9,352
Change in fair value of derivatives used for cash flow hedges, net of tax effect					(321)		(321)

Total comprehensive income							50,341
Cash dividends declared, $1.34 per share		20	(17,189)				(17,169)
Consolidation of joint venture		60	(4)				56
Reissuance of treasury stock under stock option plan, net of shares surrendered in payment, including tax benefit, 130,913 shares		1,375				2,572	3,947
Common stock issued for recognition and retention plan		(2,711)				2,711	—
Common stock issued for acquisitions	2,421	143,989					146,410
Share-based compensation cost		4,530					4,530
Treasury stock acquired at cost, 168,021 shares						(9,607)	(9,607)

Balance, December 31, 2007	$14,800	$361,746	$197,911	$—	$5,725	$(82,123)	$498,059

(1)	All share amounts have been restated to reflect the five-for-four stock split, paid August 15, 2005 to shareholders of record as of August 1, 2005.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

IBERIABANK CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years Ended December 31, 2007, 2006 and 2005

(dollars in thousands)	2007	2006	2005
Cash Flows from Operating Activities
Net income	$41,310	$35,695	$22,000
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	10,317	5,478	5,245
Provision for (reversal of) loan losses	1,525	(7,803)	17,069
Noncash compensation expense	4,530	3,150	2,824
Gain on sale of assets	(132)	(64)	(1,081)
Loss on impaired securities	302	—	—
Loss on sale of investments	(1,113)	4,083	39
Loss on abandonment of fixed assets	—	187	129
Amortization of premium/discount on investments	(2,845)	272	1,909
Trading gains (losses) on swaps	726	(803)	—
Current (benefit) provision for deferred income taxes	2,004	4,381	(3,236)
Mortgage loans held for sale
Originations	(779,145)	(224,381)	(186,152)
Proceeds from sales	799,311	181,368	191,055
Gain on sale of loans, net	(16,744)	(745)	(2,497)
Cash retained from tax benefit associated with share-based payment arrangements	(796)	(3,112)	—
Other operating activities, net	14,320	26,050	(5,439)

Net Cash Provided by Operating Activities	73,570	23,756	41,865

Cash Flows from Investing Activities
Proceeds from sales of securities available for sale	45,029	112,003	23,737
Proceeds from maturities, prepayments and calls of securities available for sale	289,694	232,873	96,071
Purchases of securities available for sale	(300,783)	(363,225)	(137,529)
Proceeds from sales of securities held to maturity	—	—	—
Proceeds from maturities, prepayments and calls of securities held to maturity	13,066	6,515	10,836
Proceeds from sale of loans	—	—	3,172
Increase in loans receivable, net	(445,723)	(348,506)	(78,414)
Proceeds from sale of premises and equipment	2,864	810	3,296
Purchases of premises and equipment	(14,121)	(21,930)	(14,686)
Proceeds from disposition of real estate owned	4,654	1,010	2,038
Purchases of other real estate owned	—	(794)	—
Cash received (paid) in excess of cash paid (received) for acquisition	(5,836)	—	20,736
Other investing activities, net	(9,463)	(1,491)	6,277

Net Cash Used in Investing Activities	(420,619)	(382,735)	(64,466)

Cash Flows from Financing Activities
Increase in deposits	57,631	180,303	277,461
Net change in short-term borrowings	194,541	133,756	(167,604)
Proceeds from long-term debt	200,000	25,000	34,255
Repayments of long-term debt	(45,145)	(37,407)	(23,037)
Dividends paid to shareholders	(16,138)	(11,390)	(8,836)
Proceeds from sale of treasury stock for stock options exercised	3,171	3,282	1,407
Costs of issuance of common stock in acquisition	—	(1,540)	(6)
Payments to repurchase common stock	(9,607)	(8,032)	(17,504)
Common stock issued	—	30,000	—
Cash retained from tax benefit associated with share-based payment arrangements	796	3,112	—

Net Cash Provided by Financing Activities	385,249	317,084	96,136

Net Increase (Decrease) In Cash and Cash Equivalents	38,200	(41,895)	73,535
Cash and Cash Equivalents at Beginning of Period	84,905	126,800	53,265

Cash and Cash Equivalents at End of Period	$123,105	$84,905	$126,800

Supplemental Schedule of Noncash Activities
Acquisition of real estate in settlement of loans	$10,776	$1,121	$1,553
Common stock issued in acquisition	$146,410	$—	$47,744
Transfers of property into Other Real Estate	$347	$760	$—
Exercise of stock options with payment in company stock	$529	$384	$2,075
2,359,854 shares issued in stock split, par value of shares issued	$—	$—	$2,360

Supplemental Disclosures
Cash paid for:
Interest on deposits and borrowings	$134,552	$71,690	$49,687
Income taxes, net	$4,420	$11,400	$5,029

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

In connection with acquisitions, the Company acquires certain loans considered impaired and accounts for these loans under the provisions of the AICPA’s Statement of Position 03-3 (“SOP 03-3”), Accounting for Certain Loans or Debt Securities Acquired in a Transfer. SOP 03-3 requires the initial recognition of these loans at the present value of amounts expected to be received. The allowance for loan losses previously associated with these loans does not carry over. Any deterioration in the credit quality of these loans subsequent to acquisition would be considered in the acquirer’s allowance for loan losses.

OFF-BALANCE SHEET CREDIT RELATED FINANCIAL INSTRUMENTS: The Company accounts for its guarantees in accordance with the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees (“FIN 45”). In the ordinary course of business, the Company has entered into commitments to extend credit, including commitments under credit card arrangements, commercial letters of credit and standby letters of credit. Such financial instruments are recorded when they are funded.

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

During the third quarter of 2006, the Company revised its method of accounting for interest rate swaps associated with junior subordinated debt. At the time the Company entered into the interest rate swaps, it conducted a detailed analysis of the appropriate accounting method. The Company determined that based upon SFAS No. 133 guidance available at the time, the “short-cut” method was an appropriate accounting method because the terms of the interest rate swaps and the corresponding debt matched and, as a result, the Company assumed no ineffectiveness in the hedging relationships. In light of recent technical interpretations of SFAS No. 133, the Company determined that the swaps do not qualify for hedge accounting under the short-cut method. Accordingly, the Company revised its method of accounting for the swaps, and changes in the fair value of these swaps are now recorded as noninterest income. The Company evaluated the impact of applying the change in fair value of these swaps compared to the short-cut method used under hedge accounting and concluded that the impact was not material to prior annual or quarterly periods. Accordingly, the Company recorded a cumulative adjustment for derivative gains on swaps totaling $1,292,000 during the third quarter of 2006, which is included in Trading gains (losses) on swaps in the Consolidated Statements of Income. Of this cumulative adjustment, $271,000 ($176,000 after tax), relates to the first and second quarters of 2006 and $1,021,000 ($663,000 after tax) relates to periods prior to 2006. In addition, $374,000 in net cash swap settlements since the beginning of 2006, which were previously reported in interest expense, were reported in noninterest income in the third quarter of 2006, which is included in Trading gains (losses) on swaps in the Consolidated Statements of Income. Earnings include the increase or decrease in fair value of these derivative instruments.

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

INCOME TAXES: The Company and all subsidiaries file a consolidated federal income tax return on a calendar year basis. The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions through Pulaski Bank, LTC and their subsidiaries. In lieu of Louisiana state income tax, IBERIABANK is subject to the Louisiana bank shares tax, which is included in noninterest expense in the Company’s consolidated financial statements. With few exceptions, the Company is no longer subject to U.S. federal, state or local income tax examinations for years before 2003.

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

STOCK COMPENSATION PLANS: The Company issues stock options under various plans to directors, officers and other key employees. Effective January 1, 2006, the Company accounts for its options under SFAS No. 123(R), Share-Based Payments. Under the provisions of SFAS No. 123(R), the Company has adopted a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. As a result, compensation expense relating to stock options is reflected in net income as part of “Salaries and employee benefits” on the Consolidated Statements of Income. The Company’s practice has been to grant options at no less than the fair market value of the stock at the grant date.

Prior to January 1, 2006, the Company accounted for stock options in accordance with Accounting Principles Board Opinion (“APB”) No. 25, Accounting for Stock Issued to Employees, whereby no compensation cost was recognized for stock options with no intrinsic value, defined as the difference between the Company’s market price of its stock at the option grant date and the amount an employee must pay to acquire the stock. In 2005, $470,000 in compensation expense was incurred as a result of accelerated vesting of outstanding unvested option awards.

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

See Note 15 for additional information on the Company’s share-based compensation plans.

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

In November 2007, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) No. 109, which addresses the valuation of written loan commitments accounted for at fair value through earnings. SAB 109 expresses the staff’s view that the measurement of fair value for a written loan commitment accounted for through earnings should incorporate the expected net future cash flows related to the associated servicing of the loan. Previously under SAB 105, Application of Accounting Principles to Loan Commitments, this component of value was not included in the determination of the fair value of the loan commitment. The Company adopted the provisions of SAB 109 for written loan commitments entered into or modified after December 31, 2007 related to loans held for sale that are accounted for as derivatives under SFAS 133. The Company does not account for any other written loan commitments at fair value through earnings. The Company does not anticipate the guidance to have a material effect on the operating results, financial position, or liquidity of the Company.

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

NOTE 2 – ACQUISITION ACTIVITY

American Horizons Bancorp, Inc.

The Company completed the acquisition of 100% of the outstanding stock of American Horizons Bancorp, Inc. of Monroe (“American Horizons”) on January 31, 2005 in exchange for 990,435 shares of the Company’s common stock valued at $47,744,000 and $653,000 in cash. The shares were valued by using the average of the closing prices of the Company’s stock for the ten trading days commencing five days prior to the definitive agreement. The acquisition expanded the Company’s presence in North Louisiana.

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

Pulaski Investment Corporation

On January 31, 2007, the Company acquired all of the outstanding stock of Pulaski Investment Corporation (“PIC”), the holding company for Pulaski Bank of Little Rock, Arkansas, for 1,133,064 shares of the Company’s common stock and cash of $65,000,000. The transaction was accounted for as a purchase and had a total value of $130,818,000. The acquisition extended the Company’s presence into central Arkansas and other states through its mortgage subsidiary, PMC.

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

Pulaski Bank and FCB were merged on April 22, 2007. The combined financial institution is a federal stock savings association headquartered in Little Rock, Arkansas and operates under the corporate title of “Pulaski Bank and Trust Company”.

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

A summary of changes in the allowance for loan losses for the years ended December 31, 2007, 2006 and 2005 is as follows:

(dollars in thousands)	2007	2006	2005
Balance, beginning of year	$29,922	$38,082	$20,116
Addition due to purchase transaction	8,746	—	4,893
Adjustment for loans transferred to held for sale	—	—	(350)
Provision charged (reversed) to operations	1,525	(7,803)	17,069
Loans charged-off	(4,706)	(2,621)	(5,541)
Recoveries	2,798	2,264	1,895

Balance, end of year	$38,285	$29,922	$38,082

The following is a summary of information pertaining to impaired loans as of December 31:

(dollars in thousands)	2007	2006
Impaired loans without a valuation allowance	$2,419	$46
Impaired loans with a valuation allowance	35,148	5,571

Total impaired loans	$37,567	$5,617

Valuation allowance related to impaired loans	$3,947	$1,333

(dollars in thousands)	2007	2006	2005
Average investment in impaired loans	$18,932	$5,182	$6,581
Interest income recognized on impaired loans	1,115	419	344
Interest income recognized on a cash basis on impaired loans	1,118	454	324
Nonaccrual loans	36,107	2,701	4,773
Accruing loans more than 90 days past due	2,655	310	1,003

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

	December 31, 2007			December 31, 2006
(dollars in thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Core deposit intangibles	$22,925	$6,189	$16,736	$10,282	$3,991	$6,291
Mortgage servicing rights	209	190	19	522	480	42

Total	$23,134	$6,379	$16,755	$10,804	$4,471	$6,333

The related amortization expense of purchase accounting intangible assets follows:

(dollars in thousands)	Amount
Aggregate amortization expense:
For the year ended December 31, 2005	$1,265
For the year ended December 31, 2006	1,154
For the year ended December 31, 2007	2,198

Estimated amortization expense:
For the year ended December 31, 2008	$2,319
For the year ended December 31, 2009	2,300
For the year ended December 31, 2010	2,300
For the year ended December 31, 2011	1,857
For the year ended December 31, 2012	1,768
For the years ended December 31, 2013 and thereafter	6,211

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

There was a balance receivable of federal and state income taxes of $864,000 and $2,216,000 at December 31, 2007 and 2006, respectively. The provision for federal income taxes differs from the amount computed by applying the federal income tax statutory rate of 35 percent on income from operations as indicated in the following analysis:

	Years Ended December 31,
(dollars in thousands)	2007	2006	2005
Federal tax based on statutory rate	$20,146	$17,377	$10,301
State tax based on statutory rate	351	—	—
Increase (decrease) resulting from:
Effect of tax-exempt income	(4,324)	(3,039)	(2,831)
Interest and other nondeductible expenses	881	555	372
Nondeductible ESOP expense	—	—	149
Tax credits	(848)	(927)	(568)
Other	44	(13)	9

Income tax expense	$16,250	$13,953	$7,432

Effective rate	28.2%	28.1%	25.3%

The net deferred tax asset at December 31, 2007 and 2006 is as follows:

(dollars in thousands)	2007	2006
Deferred tax asset:
Allowance for loan losses	$13,428	$9,973
Discount on purchased loans Deferred compensation	348 1,487	22 695
Time deposits	—	154
Investments acquired	2,282	—
Borrowings	620	1,048
Unrealized loss on investments classified as available for sale	—	1,874
Unrealized loss on cash flow hedges	78	—
Other	2,154	766

Subtotal	20,397	14,532

Deferred tax liability:
FHLB stock	(1,359)	(1,022)
Premises and equipment	(3,752)	(3,534)
Acquisition intangibles	(9,810)	(5,838)
Time Deposits	(13)	—
Deferred loan costs	(1,643)	(1,297)
Unrealized gain on investments classified as available for sale	(3,161)	—
Unrealized gain on cash flow hedges	—	(95)
Swap gain	(27)	(281)
Other	(3,166)	(867)

Subtotal	(22,931)	(12,934)

Deferred tax asset (liability), net	$(2,534)	$1,598

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

	Years Ended December 31,
	2007	2006	2005
Numerator:
Income applicable to common shares	$41,310,000	$35,695,000	$22,000,000

Denominator:
Weighted average common shares outstanding	12,203,127	9,401,245	9,154,994
Effect of dilutive securities:
Stock options outstanding	360,697	516,079	591,301
Warrants	7,756	9,185	11,099
Restricted stock grants	69,687	66,843	55,108

Weighted average common shares outstanding— assuming dilution	12,641,267	9,993,352	9,812,502

Earnings per common share	$3.39	$3.80	$2.40
Earnings per common share – assuming dilution	$3.27	$3.57	$2.24

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