Form 10-K, Exhibit 13
period 2008-12-31
IBERIABANK CORP
filed 2009-03-16
CIK 933141

Exhibit 13

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is intended to assist readers in understanding the consolidated financial condition and results of operations of IBERIABANK Corporation (the “Company”) and its wholly owned subsidiaries, IBERIABANK, Pulaski Bank and Trust Company (“Pulaski Bank”), and Lenders Title Company (“LTC”) as of December 31, 2007 and 2008 and for the years ended December 31, 2006 through 2008. This discussion should be read in conjunction with the audited consolidated financial statements, accompanying footnotes and supplemental financial data included herein.

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

EXECUTIVE OVERVIEW

The Company’s results of operations and financial condition were significantly impacted by three events during 2008. Management undertook these strategic initiatives to position the Company for future growth through core earnings and provide additional capital to fund the Company’s growing operations.

In May, through its subsidiary, Pulaski Bank, the Company entered into a Purchase and Assumption Agreement (the “Agreement”) with the Federal Deposit Insurance Corporation (“FDIC”), as receiver of ANB Financial, N.A., Bentonville, Arkansas (“ANB”). The acquisition extended the Company’s presence into Northwest Arkansas through the operation of eight former ANB offices. The ANB assets purchased include $180.0 million in cash, including fed funds and deposits with the Federal Reserve, $44.9 million in investment securities, loans secured by deposits of $1.9 million, and other assets of $13.1 million, primarily premises and equipment at the acquired branches. Pulaski Bank assumed $189.7 million in insured deposits associated with this transaction. Pulaski Bank also assumed some liabilities, primarily accrued interest payable of $0.5 million on deposits.

In December, the Company sold to the United States Department of the Treasury shares of the Company’s preferred stock and a 10-year warrant to purchase up to 276,980 shares of the Company’s common stock at an exercise price of $48.74 per share, for $90.0 million. The preferred stock and warrant were issued in association with the Capital Purchase Program (“CPP”) under the Treasury Department’s Troubled Asset Relief Program (commonly referred to as “TARP”). The preferred stock pays an annual dividend of 5.0% and qualifies as Tier 1 capital. The funds received from the issuance will significantly strengthen the Company’s capital position, but has had and will have a dilutive effect on the Company’s earnings per share until the additional capital is fully deployed and leveraged.

Also in December, the Company issued 2,875,000 shares of its common stock in a public offering at a public offering price of $40.00 per share. The net proceeds of the offering to the Company increased common capital by approximately $109.9 million. As with the CPP funds, the transaction had a dilutive effect on the Company’s results of operations for the year ended December 31, 2008.

The Company’s income available to common shareholders for 2008 totaled $39.6 million, or $3.04 per share on a diluted basis, a 4.2% decrease compared to the $41.3 million earned for 2007. On a per share basis, this represents a 7.1% decrease from the $3.27 per diluted share earned in 2007. The decrease in per share earnings is a result of the effect of the issuance of the preferred stock and additional common shares in December, as well as an increase in the Company’s provision for loan losses during the year to cover probable loan losses. Key components of the Company’s 2008 performance are summarized below.

•

Total assets at December 31, 2008 were $5.6 billion, up $666.3 million, or 13.6%, from $4.9 billion at December 31, 2007. The increase is primarily the result of loan growth of $314.4 million and an increase in cash and cash equivalents of $222.8 million, primarily from the stock issuances in December.

•

Total loans at December 31, 2008 were $3.7 billion, an increase of $314.4 million, or 9.2%, from $3.4 billion at December 31, 2007. The increase was driven primarily by growth in commercial loans, as the total commercial portfolio increased $294.2 million, or 14.7%. The Company continues to focus on growing the commercial loan portfolio.

•

Total customer deposits increased $511.0 million, or 14.7%, from $3.5 billion at December 31, 2007 to $4.0 billion at December 31, 2008. The increase was primarily the result of the $189.7 million in deposits obtained in the ANB acquisition in May. Deposit growth was also affected by customer demand for a stable rate of return, as savings and money market funds and certificates of deposits both exhibited double-digit growth over 2007 end-of-period levels. Although deposit competition remained intense through much of 2008, the Company was able to generate strong growth across its many deposit products. Noninterest-bearing accounts increased $152.6 million, or 32.6%, during 2008, providing the Company a significant funding source for loan growth. As a result, the Company was able to pay down its short- and long-term advances from the Federal Home Loan Bank (“FHLB”) and other funding sources.

•

Shareholders’ equity increased $236.1 million, or 47.4%, from $498.1 million at December 31, 2007 to $734.2 million at December 31, 2008. The increase is the result of the preferred shares issued, the additional common shares issued in December, and comprehensive income earned during the year.

•

Net interest income for the year increased $14.1 million, or 11.4%, in 2008 versus 2007. This increase is largely attributable to a $598.0 million increase in average net earning assets. The corresponding net interest margin ratio on a tax-equivalent basis declined 10 basis points to 3.03% from 3.13% for the years ended December 31, 2008 and 2007, respectively, due to changes in the volume and mix of the Company’s assets and liabilities and rate decreases driven by federal funds, Treasury, and other Company borrowing rate decreases during 2008. Most of the Company’s variable rate loans and deposits are tied to these rates and thus the repricing of these assets and liabilities during 2008 decreased both average earning asset yield and interest-bearing liability rate.

•

Noninterest income increased $15.3 million, or 20.0%, for 2008 as compared to 2007. The increase was primarily driven by growth of the Company’s customer base through the ANB acquisition and organic growth at the IBERIABANK franchise. Service charges and ATM income increased $3.1 million and $1.9 million, respectively, in 2008 as a result of the expansion of the Company into Northwest Arkansas and organic growth in the Company’s core markets. Noninterest income for 2008 also reflects an $8.6 million increase in gains on the sale of loans, primarily from Pulaski Bank’s mortgage origination subsidiary, Pulaski Mortgage Company, and a gain recorded on the sale of a portion of the Company’s credit card portfolio.

•

Noninterest expense increased $21.1 million, or 15.1%, for 2008 as compared to 2007. The increase was attributed to higher salaries and employee benefits from the acquisitions, as well as increased occupancy, equipment, and other branch expenses resulting from the Company’s expanded branch network.

•

The Company recorded a provision for loan losses of $12.6 million during 2008, compared to a provision of $1.5 million in 2007. The provision was primarily the result of net charge-offs for 2008 of $10.0 million, or 0.28%, of average loans, compared to $1.9 million, or 0.06%, a year earlier. As of December 31, 2008, the allowance for loan losses as a percent of total loans was 1.09%, compared to 1.12% at December 31, 2007. The coverage of nonperforming loans by the allowance for loan losses was 1.3 times at the end of 2008, as compared to 1.0 times at December 31, 2007. While the vast majority of the Company’s loan portfolio continues to perform well, the $28 million builder construction loan portfolio in Northwest Arkansas and Memphis continued to exhibit credit deterioration during 2008 as a result of slow housing conditions. However, the portfolio decreased $34 million during 2008, and accounts for less than 1% of the total loan portfolio of the Company.

•

Despite the tough market conditions experienced during 2008, the Company paid cash dividends totaling $1.36 per common share, a 1.5% increase compared to 2007. The Company’s dividend payout ratio also increased from 41.6% in 2007 to 47.0% in 2008.

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

Allowance for Loan Losses

The determination of the allowance for loan losses, which represents management’s estimate of probable losses inherent in the Company’s loan portfolio, involves a high degree of judgment and complexity. The Company’s policy is to establish reserves for estimated losses on delinquent and other problem loans when it is determined that losses are expected to be incurred on such loans. Management’s determination of the adequacy of the allowance is based on various factors, including an evaluation of the portfolio, past loss experience, current economic conditions, the volume and type of lending conducted by the Company, composition of the portfolio, the amount of the Company’s classified assets, seasoning of the loan portfolio, the status of past due principal and interest payments, and other relevant factors. Changes in such estimates may have a significant impact on the financial statements. For further discussion of the allowance for loan losses, see the Asset Quality and Allowance for Loan Losses sections of this analysis and Note 1 and Note 4 to the Consolidated Financial Statements.

Valuation of Goodwill, Intangible Assets and Other Purchase Accounting Adjustments

The Company accounts for acquisitions in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations, which requires the use of the purchase method of accounting. For purchase acquisitions, the Company is required to record the assets acquired, including identified intangible assets, and liabilities assumed, at their fair value, which in many instances involves estimates based on third party valuations, such as appraisals, or internal valuations based on discounted cash flow analyses or other valuation techniques. The determination of the useful lives of intangible assets is subjective as is the appropriate amortization period for such intangible assets. In addition, purchase acquisitions typically result in recording goodwill. The Company performs a goodwill valuation at least annually. Impairment testing of goodwill is a two step process that first compares the fair value of goodwill with its carrying amount, and second measures impairment loss by comparing the implied fair value of goodwill with the carrying amount of that goodwill. Based on management’s goodwill impairment tests, there was no impairment of goodwill at October 1, 2008 or 2007, the date of the Company’s annual impairment tests. For additional information on goodwill and intangible assets, see Note 1 and Note 7 to the Consolidated Financial Statements.

Share-based Compensation

The Company accounts for its stock options in accordance with SFAS No. 123(R), Share-Based Payment. SFAS No. 123(R) revises SFAS No. 123 and requires companies to expense the fair value of employee stock options and other forms of share-based compensation. The Company adopted SFAS No. 123(R) as of January 1, 2006.

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

ACQUISITION ACTIVITIES

The Company has been an active acquirer over the past six years. From 2003 through 2008, the Company completed the following acquisitions:

Prior Year Acquisitions

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

Pulaski Investment Corporation—January 31, 2007

The Company completed the acquisition of Pulaski Investment Corporation (“PIC”), the holding company for Pulaski Bank and Trust of Little Rock, Arkansas, extending the Company’s presence into central Arkansas and other states through its mortgage subsidiary, Pulaski Mortgage Company (“PMC”). Pulaski shareholders received 1,133,064 shares of the Company’s common stock and cash of $65.0 million as a result of the transaction. The transaction resulted in $92.4 million of goodwill, $5.6 million of core deposit intangibles and $5.3 million of title plant intangibles. At acquisition, total assets of PIC were $488.1 million, including loans of $367.6 million, and deposits were $422.6 million.

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

United Title of Louisiana, Inc.—April 2, 2007

The Company completed the acquisition of United Title of Louisiana, Inc. (“United”). United operates 7 offices in Louisiana and expanded the Company’s title insurance business into Louisiana. United shareholders received $5.8 million of cash as a result of the transaction. United operates as a subsidiary of LTC. The transaction resulted in $4.0 million of goodwill and $1.5 million in title plant intangibles.

Current Year Acquisitions

Kingdom Capital Management, Inc.

The Company acquired Kingdom Capital Management, Inc. (“Kingdom Capital”) on January 7, 2008. Kingdom Capital provides comprehensive fee-based private wealth management services in New Orleans, Louisiana for private banking clients, pension funds, corporations, and trusts. Upon acquisition, Kingdom Capital began doing business as IBERIABANK Asset Management, Inc. (“IAM”). The transaction had a total value of $0.7 million, with essentially all of the acquisition value paid recorded as goodwill.

American Abstract and Title Company

The Company acquired American Abstract and Title Company (“AAT”) on March 2, 2008. AAT operates 2 offices in Arkansas and further expanded the title insurance footprint in Arkansas. The transaction had a total value of $5.0 million. Additional consideration may be paid should AAT meet certain revenue thresholds. The contingency period is 5 years and could result in maximum additional consideration of $0.5 million. Allocation of the purchase price resulted in goodwill of almost $5.0 million and other assets of slightly less than $0.1 million.

ANB Financial, N.A.

On May 9, 2008, Pulaski Bank entered into the agreement with the FDIC to become receiver of ANB. The acquisition extended the Company’s presence into Northwest Arkansas through the operation of eight former ANB offices. Pulaski purchased ANB assets of approximately $239.9 million, primarily cash, while assuming $190.2 million in liabilities, including $189.7 million in insured deposits.

For more information on the Company’s acquisitions, see Note 2 to the Consolidated Financial Statements.

FINANCIAL CONDITION

Earning Assets

Interest income associated with earning assets is the Company’s primary source of income. Earning assets are composed of interest or dividend-earning assets, including loans, securities, short-term investments and loans held for sale. Earning assets averaged $4.7 billion during 2008, a $598.0 million, or 14.7%, increase compared to $4.1 billion during 2007. The increase is the result of loan growth and interest-bearing cash acquired from ANB and proceeds from stock issuances.

The year-end mix of earning assets shown in the following chart reflects the mix between investment securities and the major loan groups.

Loans and Leases – The loan portfolio increased $314.4 million, or 9.2%, to $3.7 billion at December 31, 2008, compared to $3.4 billion at December 31, 2007. The Company experienced strong organic growth during 2008. The Company experienced growth in both the IBERIABANK ($279.4 million, or 10.7% growth) and Pulaski Bank ($34.9 million, or 4.3% growth) portfolios.

The Company’s loan to deposit ratio at December 31, 2008 and December 31, 2007 was 93.7% and 98.4%, respectively. During 2008, total deposit growth from the combination of ANB acquired deposits and growth at IBERIABANK and Pulaski Bank outpaced loan growth. The deposits acquired provided the Company a relatively inexpensive source of funding loan growth.

The percentage of fixed rate loans to total loans decreased from 70% at the end of 2007 to 64% as of December 31, 2008. The following table sets forth the composition of the Company’s loan portfolio as of December 31 for the years indicated.

TABLE 1 – LOAN PORTFOLIO COMPOSITION

	December 31,
(dollars in thousands)	2008		2007		2006		2005		2004
Commercial loans:
Real estate	$1,522,965	41%	$1,369,882	40%	$750,051	34%	$545,868	29%	$419,427	25%
Business	775,625	21	634,495	18	461,048	21	376,966	19	307,614	19

Total commercial loans	2,298,590	62	2,004,377	58	1,211,099	55	922,834	48	727,041	44

Mortgage loans:
Residential 1-4 family	498,740	13	515,912	15	431,585	19	430,111	22	387,079	23
Construction/Owner Occupied	36,693	1	60,558	2	45,285	2	30,611	2	33,031	2

Total mortgage loans	535,433	14	576,470	17	476,870	21	460,722	24	420,110	25

Loans to individuals:
Indirect automobile	265,722	7	240,860	7	228,301	10	229,646	12	222,480	14
Home equity	501,036	13	424,716	12	233,885	10	230,363	12	213,533	13
Other	143,621	4	183,616	6	83,847	4	74,951	4	67,462	4

Total consumer loans	910,379	24	849,192	25	546,033	24	534,960	28	503,475	31

Total loans receivable	$3,744,402	100%	$3,430,039	100%	$2,234,002	100%	$1,918,516	100%	$1,650,626	100%

Commercial Loans. Commercial real estate and commercial business loans generally have shorter repayment periods and more frequent repricing opportunities than residential 1-4 family loans. Total commercial loans increased $294.2 million, or 14.7% during 2008. The Company’s focus on growing its commercial loan portfolio continued in 2008 as commercial loans as a percentage of total loans increased from 58% at December 31, 2007 to 62% at December 31, 2008.

The Company has increased its investment in commercial real estate loans from $1.4 billion, or 40.0% of the total loan portfolio as of December 31, 2007, to $1.5 billion, or 40.7% of the total loan portfolio as of December 31, 2008. The Company’s underwriting standards generally provide for loan terms of three to five years, with amortization schedules of no more than twenty years. Low loan-to-value ratios are maintained and usually limited to no more than 80%. In addition, the Company obtains personal guarantees of the principals as additional security for most commercial real estate loans.

As of December 31, 2008, the Company’s commercial business loans amounted to $775.6 million, or 20.7% of the Company’s total loan portfolio. This represents a $141.1 million, or 22.2% increase from December 31, 2007. The Company originates commercial business loans on a secured and, to a lesser extent, unsecured basis. The Company’s commercial business loans may be structured as term loans or revolving lines of credit. Term loans are generally structured with terms of no more than three to five years, with amortization schedules of no more than seven years. The Company’s commercial business term loans are generally secured by equipment, machinery or other corporate assets. The Company also provides for revolving lines of credit generally structured as advances upon perfected security interests in accounts receivable and inventory. Revolving lines of credit generally have an annual maturity. The Company obtains personal guarantees of the principals as additional security for most commercial business loans.

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

The Company continues to sell the majority of conforming mortgage loan originations in the secondary market and recognize the associated fee income rather than assume the rate risk associated with these longer term assets. The Company also releases the servicing of these loans upon sale. As a result, total residential mortgage loans decreased $41.0 million compared to December 31, 2007. At December 31, 2008, $425.6 million, or 79.5%, of the Company’s residential 1-4 family mortgage and construction loans were fixed rate loans and $109.8 million, or 20.5%, were adjustable rate loans.

Mortgage Loans Held for Sale – Loans held for sale increased $5.8 million, or 10.1%, to $63.5 million at December 31, 2008 compared to $57.7 million at December 31, 2007. The increase in the balance over 2007 is a result of increased origination activity during the latter part of the fourth quarter of 2008. Loans held for sale have primarily been fixed rate single-family residential mortgage loans under contract to be sold in the secondary market. In most cases, loans in this category are sold within thirty days. Buyers generally have recourse to return a purchased loan to the Company under limited circumstances. Recourse conditions may include early payment default, breach of representations or warranties, and documentation deficiencies. During 2008, an insignificant number of loans were returned to the Company.

Consumer Loans. The Company offers consumer loans in order to provide a full range of retail financial services to its customers. The Company originates substantially all of such loans in its primary market area. At December 31, 2008, $910.4 million, or 24.3% of the Company’s total loan portfolio was comprised of consumer loans, compared to $849.2 million, or 24.8% at the end of 2007. The $61.2 million increase in total consumer loans compared to December 31, 2007 was driven by home equity loan growth of $76.3 million, offset by decreases in the Company’s credit card and personal loan portfolios. The Company’s sale of $30.4 million in credit card receivables contributed to the $20.8 million decrease in the credit card portfolio.

Consistent with 2007, home equity loans comprised the largest component of the Company’s consumer loan portfolio at December 31, 2008. The balance of home equity loans increased $76.3 million, or 18.0%, from $424.7 million at December 31, 2007 to $501.0 million at December 31, 2008.

Indirect automobile loans comprised the second largest component of the Company’s consumer loan portfolio. Independent automobile dealerships originate these loans and forward applications to Company personnel for approval or denial. The Company relies on the dealerships, in part, for loan qualifying information. To that extent, there is risk inherent in indirect automobile loans associated with fraud or negligence by the automobile dealership. To limit this risk, an emphasis is placed on established dealerships that have demonstrated reputable behavior, both within the communities we serve and through long-term relationships with the Company. The balance of indirect automobile loans increased $24.9 million during 2008, from $240.9 million, or 7.0% of the Company’s total loan portfolio, to $265.7 million, or 7.1% at December 31, 2007 and 2008, respectively, as the Company retained its focus on prime or low risk paper.

The remainder of the consumer loan portfolio at December 31, 2008 was composed of direct automobile loans, credit card loans and other consumer loans. The Company’s direct automobile loans amounted to $28.5 million, or 0.8% of the Company’s total loan portfolio. The Company’s credit card loans totaled $38.0 million, or 1.0% of the Company’s total loan portfolio at such date. The Company’s other personal consumer loans amounted to $77.1 million, or 2.1% of the Company’s total loan portfolio at December 31, 2008.

In January 2008, the Company sold $30.4 million in credit card loans, and recorded a gain of $6.9 million on the sale. The sale did not include credit card holders in the Company’s current banking markets. The Company has not had, and does not anticipate, a significant change in its current national credit card market origination operations.

Loan Maturities. The following table sets forth the scheduled contractual maturities of the Company’s loan portfolio at December 31, 2008, unadjusted for scheduled principal reductions, prepayments or repricing opportunities. Demand loans, loans having no stated schedule of repayments and no stated maturity and overdraft loans are reported as due in one year or less. The average life of a loan may be substantially less than the contractual terms because of prepayments. As a result, scheduled contractual amortization of loans is not reflective of the expected term of the Company’s loan portfolio. Of the loans with maturities greater than one year, approximately 76% of the value of these loans bears a fixed rate of interest.

TABLE 2 – LOAN MATURITIES BY TYPE

(dollars in thousands)	One Year Or Less	One Through Five Years	After Five Years	Total
Commercial real estate	$464,432	$847,026	$211,507	$1,522,965
Commercial business	292,691	310,274	172,660	775,625
Mortgage	28,293	31,745	475,395	535,433
Consumer	226,611	290,546	393,222	910,379

Total	$1,012,027	$1,479,591	$1,252,784	$3,744,402

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

At December 31, 2008, the Company had $37.2 million of commercial assets classified as substandard, $0.4 million of assets classified as doubtful, and no assets classified as loss. At such date, the aggregate of the Company’s classified assets amounted to 0.67% of total assets. At December 31, 2007, the aggregate of the Company’s classified assets amounted to 0.98% of total assets. The decrease in the Company’s classified assets is attributable to the compression in Pulaski Bank’s construction-related portfolio in the Northwest Arkansas and Memphis markets. Pulaski Bank’s classified assets accounted for $31.9 million, or 85.0% of the total classified assets at December 31, 2007.

Real estate acquired by the Company as a result of foreclosure or by deed-in-lieu of foreclosure is classified as other real estate owned (“OREO”) until sold, and is carried at the balance of the loan at the time of acquisition or at estimated fair value less estimated costs to sell, whichever is less.

Under Generally Accepted Accounting Principles, the Company is required to account for certain loan modifications or restructurings as “troubled debt restructurings.” In general, the modification or restructuring of a debt constitutes a troubled debt restructuring if the Company for economic or legal reasons related to the borrower’s financial difficulties grants a concession to the borrower that the Company would not otherwise consider under current market conditions. Debt restructurings or loan modifications for a borrower do not necessarily constitute troubled debt restructurings, however, and troubled debt restructurings do not necessarily result in nonaccrual loans. The Company had no troubled debt restructurings as of December 31, 2008.

The following table sets forth the composition of the Company’s nonperforming assets, including accruing loans past due 90 or more days, as of the dates indicated.

TABLE 3 – NONPERFORMING ASSETS AND TROUBLED DEBT RESTRUCTURINGS

	December 31,
(dollars in thousands)	2008	2007	2006	2005	2004
Nonaccrual loans:
Commercial, financial and agricultural	$21,433	$30,740	$745	$2,377	$1,936
Mortgage	2,423	2,098	353	384	735
Loans to individuals	3,969	3,268	1,603	2,012	1,784

Total nonaccrual loans	27,825	36,107	2,701	4,773	4,455
Accruing loans 90 days or more past due	2,481	2,655	310	1,003	1,209

Total nonperforming loans (1)	30,306	38,762	3,011	5,776	5,664
Foreclosed property	16,312	9,413	2,008	257	492

Total nonperforming assets (1)	46,618	48,175	5,019	6,033	6,156
Troubled debt restructurings	—	—	—	—	—

Total nonperforming assets and troubled debt restructurings (1)	$46,618	$48,175	$5,019	$6,033	$6,156

Nonperforming loans to total loans (1)	0.81%	1.13%	0.13%	0.30%	0.34%
Nonperforming assets to total assets (1)	0.83%	0.98%	0.16%	0.21%	0.25%
Nonperforming assets and troubled debt restructurings to total assets (1)	0.83%	0.98%	0.16%	0.21%	0.25%

(1)	Nonperforming loans and assets include accruing loans 90 days or more past due.

Nonperforming loans, defined for these purposes as nonaccrual loans plus accruing loans past due 90 days or more, totaled $30.3 million and $38.8 million at December 31, 2008 and 2007, respectively. The decrease is a result of a decrease in nonaccrual loans, primarily at Pulaski Bank, as nonperforming assets were charged off or moved to OREO during 2008. OREO, which includes foreclosed property, amounted to $16.3 million and $9.4 million at December 31, 2008 and 2007, respectively. OREO increased $6.9 million as a result of the foreclosure of collateral securing loans at both IBERIABANK and Pulaski Bank. The increase is also a result of the transfer of idle Company property previously included in bank premises into OREO. Nonperforming assets, which consist of nonperforming loans plus foreclosed property, were $46.6 million, or 0.83% of total assets, at December 31, 2008, compared to $48.2 million, or 0.98%, of total assets at December 31, 2007.

The $8.3 million decrease in nonaccrual loans is a result of improvement in the acquired builder construction portfolio at Pulaski Bank. Total Pulaski Bank nonaccrual loans were $21.3 million at year-end, including $18.3 million in the commercial portfolio. Of the $18.3 million, $10.3 million, or 56.6%, relates to the builder construction portfolio. To address the increased credit uncertainty in the builder construction portfolio during 2007, the Company performed a detailed review of the $62 million portfolio and placed 32% on nonaccrual status before year-end. As a result of the review and continued monitoring, the Company believes it has addressed the additional risk in the portfolio during 2008, as the remaining portfolio continues to perform according to contractual terms. The portfolio has continued to compress as homes are sold, loans are paid down, and credits are moved to OREO. At the IBERIABANK franchise, total nonaccrual loans increased $2.9 million.

In addition to the problem loans described above, there were $24.4 million of loans classified special mention at December 31, 2008, which in management’s opinion were subject to potential future rating downgrades. Subsequent to year-end 2008, one customer in this group filed bankruptcy and $7.1 million of loans were added to the nonaccrual category. The allowance for loan losses was adequate at December 31, 2008 to cover any probable losses associated with this customer. Special mention loans decreased $9.6 million, or 28.2%, from December 31, 2007. Loans rated as special mention totaled $13.4 million at IBERIABANK, or 0.46% of the total loan portfolio, at December 31, 2008. At Pulaski Bank, special mention loans totaled $11.0 million, or 1.31%, of the total Pulaski Bank loan portfolio.

Allowance for Loan Losses. Given the significant commercial loan growth experienced by the Company over the past six years, the Company refined its loan loss methodology during 2006 to further reflect the transition in the loan portfolio from a savings bank (i.e., mortgage/consumer loan focus) to a commercial bank (i.e., commercial loan focus). This refinement resulted in more reserves being assigned to the commercial segment of the loan portfolio and previously unallocated reserves being assigned to the portfolio segments.

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

Reserves are determined for impaired commercial loans individually based on management’s evaluation of the borrower’s overall financial condition, resources, and payment record; the prospects for support from any financially responsible guarantors; and the realizable value of any collateral. Reserves are established for these loans based upon an estimate of probable losses for the individual loans deemed to be impaired. This estimate considers all available evidence including the present value of the expected future cash flows or the fair value of collateral less disposal costs. Impaired loans for which the Company has reviewed for a specific reserve are excluded from the general reserve calculations described above to prevent duplicate reserves.

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

Based on facts and circumstances available, management of the Company believes that the allowance for loan losses was adequate at December 31, 2008 to cover any probable losses in the Company’s loan portfolio. However, future adjustments to the allowance may be necessary, and the Company’s results of operations could be adversely affected if circumstances differ substantially from the assumptions used by management in determining the allowance for loan losses.

The following table presents the allocation of the allowance for loan losses and the percentage of the total amount of loans in each loan category listed as of the dates indicated.

TABLE 4 – ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES

	December 31,
	2008		2007		2006		2005		2004
	Reserve %	% of Loans	Reserve %	% of Loans	Reserve %	% of Loans	Reserve %	% of Loans	Reserve %	% of Loans
Commercial, financial and agricultural	78%	62%	68%	58%	71%	55%	50%	48%	55%	44%
Real estate – mortgage	3	13	4	17	4	19	14	22	5	23
Real estate – construction	—	1	7	1	—	2	1	2	—	2
Loans to individuals	19	24	21	24	25	24	28	28	30	31
Unallocated	—	—	—	—	—	—	7	—	10	—

Total allowance for loan losses	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%

The allowance for loan losses amounted to $40.9 million, or 1.09% and 134.9% of total loans and total nonperforming loans, respectively, at December 31, 2008 compared to 1.12% and 98.8%, respectively, at December 31, 2007. The 3 basis point decrease in allowance coverage of total loans is attributable to movement of problem credits out of the loan portfolio and into OREO during 2008. The increase in the coverage of nonperforming loans is a result of the improvement in the Pulaski Bank residential builder portfolio, as well as general decreases in nonaccrual loan levels for most portfolios at both IBERIABANK and Pulaski Bank.

Additional information on the allowance process is provided in Note 1 to the Consolidated Financial Statements.

Net charge-offs for 2008 were $10.0 million, or 0.28% of total average loans, up from $1.9 million, or 0.06%, in 2007. The increase in net charge-offs is a result of the increase in the size of the loan portfolio and credit quality, specifically at Pulaski Bank. Net charge-off percentage for the Pulaski Bank portfolio was 0.99% in 2008. Pulaski chargeoffs totaled $8.0 million and were negatively impacted by a customer fraud committed and discovered in December 2008.

Based on the facts that came to light in late December 2008 and into the first two weeks of 2009, the Company determined that certain loans to an Arkansas client that were believed to be secured by marketable securities and real estate were subject to fraud and that resources to repay a significant part of the credit relationship were now questionable. Due to the fact that the fraudulent activity occurred prior to year-end 2008, the Company charged-off $3.6 million in association with these credits in the fourth quarter. The Company believes this fraud was an isolated event and is not indicative of any broader loan portfolio concerns, nor is it indicative of a weakness in underwriting standards. Excluding this isolated chargeoff, total chargeoffs for Pulaski Bank would have been $4.5 million, or 0.55%, of total Pulaski loans.

The following table sets forth the activity in the Company’s allowance for loan losses during the periods indicated.

TABLE 5 – SUMMARY OF ACTIVITY IN THE ALLOWANCE FOR LOAN LOSSES

	Year Ended December 31,
(dollars in thousands)	2008	2007	2006	2005	2004
Allowance at beginning of period	$38,285	$29,922	$38,082	$20,116	$18,230
Addition due to purchase transaction	—	8,746	—	4,893	587
Adjustment for loans transferred to held for sale	—	—	—	(350)	—
Provision charged (reversed) to operations	12,568	1,525	(7,803)	17,069	4,041

Charge-offs:
Commercial, financial and agricultural	7,696	956	336	1,432	986
Mortgage	128	56	97	471	91
Loans to individuals	5,057	3,694	2,188	3,638	3,035

Total charge-offs	12,881	4,706	2,621	5,541	4,112

Recoveries:
Commercial, financial and agricultural	1,164	1,118	539	539	272
Mortgage	56	84	36	3	1
Loans to individuals	1,680	1,597	1,689	1,353	1,097

Total recoveries	2,900	2,799	2,264	1,895	1,370

Net charge-offs	9,981	1,907	357	3,646	2,742

Allowance at end of period	$40,872	$38,285	$29,922	$38,082	$20,116

Allowance for loan losses to nonperforming assets (1)	87.7%	79.5%	596.2%	631.2%	326.8%
Allowance for loan losses to total loans at end of period	1.09%	1.12%	1.34%	1.98%	1.22%
Net charge-offs to average loans	0.28%	0.06%	0.02%	0.20%	0.18%

(1)	Nonperforming assets include accruing loans 90 days or more past due.

Investment Securities – The following table shows the carrying values of securities by category as of the dates indicated.

TABLE 6 – CARRYING VALUE OF SECURITIES

	December 31,
(dollars in thousands)	2008		2007		2006		2005		2004
Securities available for sale:
U.S. Government-sponsored enterprise obligations	$76,617	9%	$65,174	8%	$169,805	29%	$97,443	17%	$53,236	9%
Obligations of state and political subdivisions	44,681	5	44,769	6	40,654	7	39,731	7	48,379	9
Mortgage backed securities	706,472	79	634,466	79	348,373	60	406,321	71	425,318	75
Other securities	973	—	974	—	—	—	—	—	—	—

Total securities available for sale	828,743	93	745,383	93	558,832	96	543,495	95	526,933	93

Securities held to maturity:
U.S. Government-sponsored enterprise obligations	5,031	1	8,050	1	8,063	1	8,075	2	13,088	2
Obligations of state and political subdivisions	52,745	6	47,648	6	9,038	2	13,285	2	14,053	3
Mortgage backed securities	2,957	—	3,796	—	5,419	1	7,727	1	12,881	2

Total securities held to maturity	60,733	7	59,494	7	22,520	4	29,087	5	40,022	7

Total securities	$889,476	100%	$804,877	100%	$581,352	100%	$572,582	100%	$566,955	100%

All of the Company’s mortgage-backed securities are agency securities. The Company does not hold any Fannie Mae or Freddie Mac preferred stock, corporate equity, collateralized debt obligations, collateralized loan obligations, structured investment vehicles, private label collateralized mortgage obligations, sub-prime, Alt-A, or second lien elements in its investment portfolio.

Investment securities increased by an aggregate of $84.6 million, or 10.5%, from $804.9 million at December 31, 2007 to $889.5 million at December 31, 2008. The increase was due to the acquisition of $44.9 million in securities from ANB, as well as purchases of investment securities of $429.1 million, which was offset by $338.2 million from maturities, prepayments and calls, and $59.9 million from sales of investment securities. Carrying value was also positively impacted by an increase of $10.9 million in the market value of available for sale investment securities.

During 2007, the carrying value was also affected by a $0.3 million write-down of a security management deemed to be other than temporarily impaired. The write-down was associated with the loss of the credit enhancement provided by a monoline insurer of a municipal revenue bond held by the Company. No other declines in fair value were deemed other-than-temporary. During 2008, there were no other-than-temporary impairment charges recorded on the Company’s investment portfolio. At December 31, 2008, the Company’s investment portfolio did not contain any securities that are directly backed by subprime or Alt-A mortgages.

Funds generated as a result of sales and prepayments are used to fund loan growth and purchase other securities. The Company continues to monitor market conditions and take advantage of market opportunities with appropriate rate and risk return elements. Note 3 of the Consolidated Financial Statements provides further information on the Company’s investment securities.

Short-term Investments – Short-term investments result from excess funds that fluctuate daily depending on the funding needs of the Company and are currently invested overnight in an interest-bearing deposit account at the FHLB of Dallas, the total balance of which earns interest at the current FHLB discount rate. The balance in interest-bearing deposits at other institutions increased $156.3 million, or 523.8%, from $29.8 million at December 31, 2007 to $186.1 million at December 31, 2008. The average rate on these funds during 2008 was 2.01%, compared to 6.45% during 2007.

Other Assets – The following table details the changes in other asset balances at the dates indicated.

TABLE 7 – OTHER ASSETS COMPOSITION

	December 31,
(dollars in thousands)	2008	2007	2006	2005	2004
Cash and cash equivalents (1)	$345,865	$123,105	$84,905	$126,800	$53,265
Premises and equipment	131,404	122,452	71,007	55,010	39,557
Bank-owned life insurance	67,921	64,955	46,705	44,620	37,640
Goodwill	236,761	231,177	92,779	93,167	64,732
Core deposit intangibles	16,193	16,736	6,291	7,409	3,577
Title plant intangibles	6,729	6,714	—	—	—
Accrued interest receivable	19,633	22,842	15,514	14,145	10,072
FHLB and FRB stock	29,673	37,998	22,378	20,272	23,855
Other	72,538	36,653	23,752	27,639	10,329

Total	$926,717	$662,632	$363,331	$389,062	$243,027

(1)	Cash and cash equivalents include short-term investments noted previously.

The $222.8 million increase in cash is primarily the result of $109.9 million in proceeds received from the issuance of 2.9 million shares of common stock and $90.0 million in proceeds received from the issuance of preferred stock as part of the CPP program with the Department of the United States Treasury. Both share issuances were completed in December 2008.

The $9.0 million increase in premises and equipment is primarily the result of the addition of land, building and equipment associated with the acquisitions. The Company acquired $12.9 million in premises and equipment from the entities acquired in 2008.

The $3.0 million increase in bank-owned life insurance is a result of additional policy purchases during 2008, as well as earnings on the policies throughout the year.

The $5.6 million increase in goodwill is due to the acquisitions of AAT and IAM during 2008. Goodwill recorded for AAT totaled $5.0 million, while goodwill from the IAM acquisition was $0.6 million. Core deposit intangible assets increased $1.9 million as a result of the acquisition of ANB. The additional core deposit assets were offset by amortization of the existing assets of $2.4 million.

The decrease in accrued interest receivable of $3.2 million is primarily attributable to a decrease in interest yields during 2008, as the majority of the Company’s variable rate loans and other earning assets are tied to current market rates, which have declined dramatically during the year. The average yield earned on earning assets during December 2008 was 5.23%, a decrease of 125 basis points from the yield in December 2007 of 6.48%. The decrease in yield was offset by an increase in average earnings assets of 13.2%.

The decrease in FHLB and FRB stock of $8.3 million is primarily attributable to the automatic repurchase of FHLB stock at IBERIABANK during the second quarter. The repurchase is mandatory for eligible stock based on FHLB regulations.

Other assets increased $35.9 million during 2008, primarily as a result of three factors. The Company had fed funds sold of $9.9 million at December 31, 2008, whereas there were no funds sold at December 31, 2007. In addition, OREO balances increased $6.9 million from the previous year-end as IBERIABANK and Pulaski Bank continued foreclosing on collateral securing loans, as well as the movement of Pulaski Bank builder construction loans from nonperforming assets to OREO. Finally, the increase can be attributed to increased derivative activity during 2008. The Company has derivatives with a market value of $20.6 million included in other assets at December 31, 2008, an increase of $15.9 million from 2007. As a result of the swap market during the fourth quarter of 2008, the Company was able to lock in low fixed rate funding costs by completing $70 million in notional amount of long term interest rate swaps. The swaps convert $70 million of the Company’s trust preferred securities from variable-rate debt to a fixed rate for nearly the full duration of the securities.

Funding Sources

Deposits obtained from clients in its primary market areas are the Company’s principal source of funds for use in lending and other business purposes. The Company attracts local deposit accounts by offering a wide variety of accounts, competitive interest rates and convenient branch office locations and service hours. Increasing core deposits through the development of client relationships is a continuing focus of the Company. Borrowings have become an increasingly important funding source as the Company has grown. Other funding sources include short-term and long-term borrowings, subordinated debt and shareholders’ equity. The following discussion highlights the major changes in the mix of deposits and other funding sources during 2008.

Deposits – The Company’s ability to attract and retain customer deposits is critical to the Company’s continued success. Despite continued difficulty in raising deposits based on current market rates, deposit growth was $511.0 million during the year. Of that total, $189.7 million, or 37.1%, was due to the ANB acquisition, and $321.3 million was organic growth at both IBERIABANK and Pulaski Bank.

IBERIABANK growth totaled $340.1 million, or 13.6%, which includes significant growth in noninterest deposits ($99.1 million, or 27.1%) and savings and money market accounts ($157.1 million, or 26.3%). These increases were offset by a decrease of 4.4% in NOW accounts.

Excluding acquired deposits, Pulaski Bank’s deposits decreased $18.8 million. The decrease can be attributed to normal customer attrition at the former ANB branches after acquisition. Deposit balances in the former ANB branches, currently part of Pulaski Bank, were $102.3 million at December 31, 2007. Overall, Pulaski Bank’s increases in deposit products mirrored those at IBERIABANK, as noninterest bearing accounts increased $52.5 million, or 50.7%, and savings and money market accounts increased $30.8 million, or 18.3%.

During 2008, total noninterest-bearing checking accounts increased $152.6 million, or 32.6%, and interest-bearing accounts increased $358.4 million, or 11.9%. At December 31, 2008, $620.6 million, or 15.5%, of the Company’s total deposits were noninterest-bearing, compared to $468.0 million, or 13.4%, at December 31, 2007.

The following table sets forth the composition of the Company’s deposits at the dates indicated.

TABLE 8 – DEPOSIT COMPOSITION

	December 31,
(dollars in thousands)	2008		2007		2006		2005		2004
Noninterest-bearing DDA	$620,637	16%	$468,001	13%	$399,080	15%	$350,065	15%	$218,859	12%
NOW accounts	821,649	20	828,099	24	628,541	26	575,379	26	532,584	30
Savings and money market	954,408	24	766,429	22	588,202	24	554,731	25	393,772	22
Certificates of deposit	1,599,122	40	1,422,299	41	850,878	35	762,781	34	628,274	36

Total deposits	$3,995,816	100%	$3,484,828	100%	$2,466,701	100%	$2,242,956	100%	$1,773,489	100%

The increase in noninterest bearing deposits is a result of new deposits gathered during the Company’s deposit campaign.

Total certificates of deposit increased $176.8 million, or 12.4%, during the year. Certificates of deposit $100,000 and over increased $45.7 million, or 7.1%, from $639.9 million at December 31, 2007 to $685.6 million at December 31, 2008. The following table details large-denomination certificates of deposit by remaining maturities.

TABLE 9 – REMAINING MATURITY OF CDS $100,000 AND OVER

	December 31,
(dollars in thousands)	2008	2007	2006
3 months or less	$216,704	$186,548	$103,205
Over 3—12 months	290,452	348,161	204,131
Over 12—36 months	134,396	87,618	56,069
More than 36 months	44,087	17,607	11,370

Total	$685,639	$639,934	$374,775

Additional information regarding deposits is provided in Note 8 of the Consolidated Financial Statements.

Borrowings and Debt – The Company may obtain advances from the FHLB of Dallas based upon the common stock it owns in the FHLB Dallas and certain of its real estate loans and investment securities, provided certain standards related to the Company’s creditworthiness have been met. These advances are made pursuant to several credit programs, each of which has its own interest rate and range of maturities. The level of short-term borrowings can fluctuate significantly on a daily basis depending on funding needs and the source of funds chosen to satisfy those needs.

Total short-term borrowings decreased $227.9 million, or 52.3%, to $208.2 million at December 31, 2008 compared to $436.1 million at December 31, 2007. The reduction in borrowings was a result of three primary factors. The Company was successful in increasing deposits during 2008 and thus was able to use deposits to fund loan originations during the period. In addition, in order to take advantage of lower cost long-term funding, the Company lengthened its liability structure by borrowing long-term funds to lock in more favorable long-term funding rates. Finally, the proceeds from the Company’s common stock and preferred stock issuances in December 2008 mitigated the need for funding sources of cash usually provided by short-term borrowings.

The Company’s short-term borrowings at December 31, 2008 were comprised of $58.0 million of advances from the FHLB of Dallas and $150.2 million of securities sold under agreements to repurchase.

At December 31, 2008, the Company was not in compliance with one of the financial covenants on its $25.0 million line of credit with a correspondent bank. The Company’s quarterly return on average assets, calculated at 0.62% and defined for purposes of the agreement as the Company’s net income as a percentage of average total assets, did not meet the minimum ratio of 0.85% specified in the agreement. Non-compliance with the financial covenants could terminate the agreement, thereby making any advances plus accrued interest and fees, payable immediately. Although there were no outstanding advances at December 31, 2008, the Company obtained a written waiver of this default for the quarter ended December 31, 2008.

The average amount of short-term borrowings in 2008 was $205.1 million, compared to $357.7 million in 2007. The weighted average rate on short-term borrowings was 2.14% at December 31, 2008, compared to 4.39% at December 31, 2007. For additional information regarding short-term borrowings, see Note 9 of the Consolidated Financial Statements.

The Company’s long-term borrowings increased $110.9 million, or 24.2%, to $568.5 million at December 31, 2008, compared to $457.6 million at December 31, 2007. The increase in borrowings from December 31, 2007 is a result of three actions during the first half of the year. First, the Company executed its strategy to lengthen the terms of FHLB advances to take advantage of a lower interest rate environment. The Company’s long-term advances increased $85.7 million during 2008. In addition, the Company issued an additional $7.0 million in trust preferred securities. The trust preferred securities were issued at 350 basis points above LIBOR. Finally, in the third quarter, IBERIABANK issued and sold $25.0 million of subordinated capital notes to a correspondent bank. The increases were offset by the $6.7 million paydown of the Company’s advances from a correspondent bank. Subsequent to December 31, 2008, the Company used a portion of the proceeds from its recent stock issuances to payoff the remaining correspondent bank advance, $8.3 million plus accrued interest of $0.1 million.

The majority of the Company’s long-term borrowings, $378.2 million, were comprised of fixed-rate advances from the FHLB of Dallas which cannot be paid off without incurring substantial prepayment penalties. Remaining FHLB advances of $45.0 million consist of variable rate advances based on three-month LIBOR.

The Company’s remaining debt of $145.2 million consists of $111.9 million of junior subordinated deferrable interest debentures of the Company, $8.3 million in correspondent bank advances, and the $25.0 million subordinated capital note to the correspondent bank. The debentures are issued to statutory trusts that were funded by the issuance of floating rate capital securities of the trusts and qualify as Tier 1 Capital for regulatory purposes. Interest is payable quarterly and may be deferred at any time at the election of the Company for up to 20 consecutive quarterly periods. During any deferral period, the Company is subject to certain restrictions, including being prohibited from declaring dividends to its common shareholders. During 2008, the Company issued an additional $7.0 million in trust preferred securities. The securities are redeemable by the Company in whole or in part after five years, or earlier under certain circumstances.

The following table summarizes each outstanding issue of junior subordinated debt. For additional information, see Note 10 of the Consolidated Financial Statements.

TABLE 10 – JUNIOR SUBORDINATED DEBT COMPOSITION

(dollars in thousands)
Date Issued	Term	Callable After(4)	Interest Rate(5)	Amount
Correspondent bank note
July 2008	7 years	—	LIBOR plus 3.000%	$25,000
Junior subordinated debt
March 2000(1)	30 years	—	10.875%	$7,841
March 2001(2)	30 years	—	10.180%	8,224
November 2002	30 years	5 years	LIBOR plus 3.250%	10,310
June 2003	30 years	5 years	LIBOR plus 3.150%	10,310
March 2003 (3)	30 years	5 years	LIBOR plus 3.150%	6,186
September 2004	30 years	5 years	LIBOR plus 2.000%	10,310
October 2006	30 years	5 years	LIBOR plus 1.600%	15,464
June 2007	30 years	5 years	LIBOR plus 1.435%	10,310
November 2007	30 years	5 years	LIBOR plus 2.640%	25,775
March 2008	30 years	5 years	LIBOR plus 3.500%	7,217

Balance, December 31, 2008				$136,947

(1)	Obtained via the PIC acquisition
(2)	Obtained via the Pocahontas acquisition
(3)	Obtained via the American Horizons acquisition.
(4)	Subject to regulatory requirements.
(5)

The interest rate on the Company’s junior subordinated debt, excluding the debt acquired in the PIC and Pocahontas acquisitions, is indexed to LIBOR and is based on the 3-month LIBOR rate. At December 31, 2008, the 3-month LIBOR rate was 1.425%.

Shareholders’ Equity – Shareholders’ equity provides a source of permanent funding, allows for future growth and provides the Company with a cushion to withstand unforeseen adverse developments. At December 31, 2008, shareholders’ equity totaled $734.2 million, an increase of $236.1 million, or 47.4%, compared to $498.1 million at December 31, 2007. The following table details the changes in shareholders’ equity during 2008.

TABLE 11 – CHANGES IN SHAREHOLDERS’ EQUITY

(dollars in thousands)	Amount
Balance, December 31, 2007	$498,059
Balance adjustment 2007 – Split dollar life insurance	(71)

Adjusted balance, December 31, 2007	497,988
Common stock issued	109,855
Preferred stock issued and warrants	90,000
Net income	39,912
Consolidation of joint venture	10
Sale of treasury stock for stock options exercised	3,707
Cash dividends declared- common stock	(18,619)
Cash dividends declared- preferred stock and accretion	(320)
Increase in other comprehensive income	6,569
Share-based compensation cost	5,106

Balance, December 31, 2008	$734,208

In April 2007, the Board of Directors of the Company authorized a share repurchase program authorizing the repurchase of up to 300,000 shares of the Company’s outstanding common stock, or approximately 1.9% of total shares outstanding. As of December 31, 2008, the Company had 149,029 shares remaining for repurchase under the plan.

Stock repurchases generally are affected through open market purchases, and may be made through unsolicited negotiated transactions. During 2008, the Company did not repurchase any shares of its common stock.

RESULTS OF OPERATIONS

The Company reported income available to common shareholders of $39.6 million, $41.3 million and $35.7 million for the years ended December 31, 2008, 2007 and 2006, respectively. Earnings per share (“EPS”) on a diluted basis were $3.04 for 2008, $3.27 for 2007 and $3.57 for 2006. During 2008, interest income increased $1.6 million, interest expense decreased $12.5 million, the provision for loan losses increased $11.0 million, noninterest income increased $15.3 million, noninterest expense increased $21.1 million and income tax expense decreased $1.3 million. Cash earnings, defined as net income before the net of tax amortization of acquisition intangibles, amounted to $41.5 million, $42.7 million and $36.4 million for the years ended December 31, 2008, 2007 and 2006, respectively. Included in operating results are the results of operations of IAM, AAT, and ANB from the acquisition dates of January 7, 2008, March 3, 2008, and May 9, 2008, respectively.

Net Interest Income – Net interest income is the difference between interest realized on earning assets and interest paid on interest-bearing liabilities and is also the driver of core earnings. As such, it is subject to constant scrutiny by management. The rate of return and relative risk associated with earning assets are weighed to determine the appropriateness and mix of earning assets. Additionally, the need for lower cost funding sources is weighed against relationships with clients and future growth requirements. The Company’s average interest rate spread, which is the difference between the yields earned on earning assets and the rates paid on interest-bearing liabilities, was 2.67%, 2.73% and 2.99% during the years ended December 31, 2008, 2007 and 2006, respectively. The Company’s net interest margin on a taxable equivalent (TE) basis, which is net interest income (TE) as a percentage of average earning assets, was 3.03%, 3.13% and 3.42% during the years ended December 31, 2008, 2007 and 2006, respectively.

Net interest income increased $14.1 million, or 11.4%, in 2008 to $137.6 million compared to $123.5 million in 2007. This increase was due to a $1.6 million, or 0.6%, increase in interest income, along with a $12.5 million, or 9.0%, decrease in interest expense. The improvement in net interest income was the result of increased volume, but was tempered by a compression in net interest spread and margin ratios. Rate compression was driven in part by the decrease in short-term interest rates during the year and the associated repricing of the Company’s assets.

In 2007, net interest income increased $32.0 million, or 35.0%, to $123.5 million compared to $91.5 million in 2006. This increase was due to a $97.0 million, or 58.7%, increase in interest income, which was partially offset by a $65.0 million, or 88.1%, increase in interest expense. The improvement in net interest income was the result of increased volume due to IBERIABANK growth and the Arkansas (PIC and Pocahontas) acquisitions, as well as an improved mix of earning assets and deposits. Although earnings improved through increased net interest income, the related net interest spread and margin ratios compressed, driven in part by a rise in short-term interest rates during the year, which affected the repricing of the Company’s assets and liabilities, and in part due to the effect of the PIC and Pocahontas acquisitions.

In order to modify its sensitivity to interest rate volatility through rate repricing, the Company has executed interest rate swap transactions, which are a form of derivative financial instruments, to modify its net interest sensitivity to levels deemed to be appropriate. Through these derivatives, the Company manages interest rate risk by hedging with an interest rate swap contract designed to pay fixed and receive floating interest.

Average loans made up 75.9% of average earning assets as of December 31, 2008 as compared to 76.6% at December 31, 2007. Average loans increased $422.8 million, or 13.6%, in 2008. The increase in average loans was funded by increased customer deposits and other borrowings. Average investment securities made up 18.8% of average earning assets at December 31, 2008 compared to 19.9% at December 31, 2007. Average interest-bearing deposits made up 81.6% of average interest-bearing liabilities at December 31, 2008 compared to 80.5% at December 31, 2007. Average short- and long-term borrowings made up 5.0% and 13.5% of average interest-bearing liabilities at December 31, 2008, respectively, compared to 9.8% and 9.6% at December 31, 2007. Tables 12 and 13 further display the changes in net interest income.

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

TABLE 12 – AVERAGE BALANCES, NET INTEREST INCOME AND INTEREST YIELDS / RATES

	Years Ended December 31,
(dollars in thousands)	2008			2007			2006
	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate
Earning assets:
Loans receivable:
Mortgage loans	$554,943	$32,633	5.88%	$565,232	$33,164	5.87%	$485,642	$27,011	5.56%
Commercial loans (TE)	2,113,145	119,234	5.68	1,760,012	119,994	6.88	1,034,492	67,347	6.65
Consumer and other loans	867,715	61,787	7.12	787,748	60,081	7.63	534,475	38,413	7.19

Total loans	3,535,803	213,654	6.07	3,112,992	213,239	6.88	2,054,609	132,771	6.53

Loans held for sale	59,551	3,471	5.83	71,180	4,440	6.24	15,246	992	6.51
Investment securities (TE)	876,380	42,404	5.08	809,884	40,537	5.25	633,270	28,954	4.75
Other earning assets	188,694	4,298	2.28	68,357	4,030	5.89	53,268	2,575	4.83

Total earning assets	4,660,428	263,827	5.72	4,062,413	262,246	6.53	2,756,393	165,292	6.09

Allowance for loan losses	(39,138)			(36,752)			(36,570)
Nonearning assets	585,074			547,828			275,821

Total assets	$5,206,364			$4,573,489			$2,995,644

Interest-bearing liabilities:
Deposits:
NOW accounts	$817,708	$12,131	1.48%	$816,376	$20,785	2.55%	$623,211	$15,427	2.48%
Savings and money market accounts	937,026	19,957	2.13	764,275	20,837	2.73	589,137	12,075	2.05
Certificates of deposit	1,604,973	64,288	4.01	1,344,446	62,675	4.66	803,154	30,614	3.81

Total interest-bearing deposits	3,359,707	96,376	2.87	2,925,097	104,297	3.57	2,015,502	58,116	2.88

Short-term borrowings	205,120	4,458	2.14	357,743	15,938	4.39	116,165	3,911	3.32
Long-term debt	554,288	25,349	4.50	349,898	18,492	5.21	241,315	11,743	4.77

Total interest-bearing liabilities	4,119,115	126,183	3.05	3,632,738	138,727	3.81	2,372,982	73,770	3.10

Noninterest-bearing demand deposits	509,769			439,296			335,518
Noninterest-bearing liabilities	49,314			35,666			21,082

Total liabilities	4,678,198			4,107,700			2,729,582
Shareholders’ equity	528,166			465,789			266,062

Total liabilities and shareholders’ equity	$5,206,364			$4,573,489			$2,995,644

Net earning assets	$541,313			$429,675			$383,411
Net interest spread		$137,644	2.67%		$123,519	2.73%		$91,522	3.00%
Net interest income (TE) / Net interest margin (TE)		$142,546	3.03%		$128,265	3.13%		$95,066	3.43%

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

TABLE 13 – SUMMARY OF CHANGES IN NET INTEREST INCOME

	2008 / 2007 Change Attributable To			2007 / 2006 Change Attributable To
(dollars in thousands)	Volume	Rate	Total Increase (Decrease)	Volume	Rate	Total Increase (Decrease)
Earning assets:
Loans receivable:
Mortgage loans	$(605)	$74	$(531)	$4,549	$1,604	$6,153
Commercial loans (TE)	22,463	(23,223)	(760)	48,143	4,503	52,646
Consumer and other loans	5,435	(3,730)	1,705	21,193	475	21,668
Loans held for sale	(692)	(278)	(970)	3,566	(117)	3,449
Investment securities (TE)	3,280	(1,412)	1,868	8,286	3,297	11,583
Other earning assets	3,149	(2,880)	269	788	667	1,455

Total net change in income on earning assets	33,030	(31,449)	1,581	86,525	10,429	96,954

Interest-bearing liabilities:
Deposits:
NOW accounts	34	(8,689)	(8,655)	4,850	508	5,358
Savings and money market accounts	5,335	(6,213)	(878)	3,321	5,441	8,762
Certificates of deposit	11,155	(9,542)	1,613	22,933	9,127	32,060
Borrowings	3,795	(8,419)	(4,624)	17,116	1,661	18,777

Total net change in expense on interest-bearing liabilities	20,319	(32,863)	(12,544)	48,220	16,737	64,957

Change in net interest spread	$12,711	$1,414	$14,125	$38,305	$(6,308)	$31,997

Interest income includes interest income earned on earning assets as well as applicable loan fees earned. Interest income that would have been earned on nonaccrual loans had they been on accrual status is not included in the data reported above.

Provision for Loan Losses – Management of the Company assesses the allowance for loan losses monthly and will make provisions for loan losses as deemed appropriate in order to maintain the adequacy of the allowance for loan losses. Increases to the allowance for loan losses are achieved through provisions for loan losses that are charged against income. Adjustments to the allowance may also result from purchase accounting associated with loans acquired in mergers.

On a consolidated basis, the Company recorded a provision for loan losses of $12.6 million in 2008, an increase of $11.0 million over the $1.5 million provision recorded in 2007. The increase in the provision is a result of loan growth and noted deterioration in Pulaski Bank’s builder construction portfolio, as well as higher charge-offs during the current year. The increase in the provision can also be attributable to a slight decrease in overall asset quality during 2008, as the Company had higher levels of past due loans, especially in the Pulaski Bank portfolio. Although nonperforming loans decreased in most loan portfolios at IBERIABANK and Pulaski Bank, past due loan percentages increased at both banks. IBERIABANK had loans past due 30 days or more at December 31, 2008 of 0.69% of their total loans, an increase of 24 basis points over the 0.45% past due at the end of 2007. Pulaski Bank’s past due ratio of 1.57% at December 31, 2007 is 49 basis points above the 1.08% at December 31, 2007. The Company believes these increases to be a function of the overall decline in creditworthiness of consumers consistent with national and regional trends. While the vast majority of the Company’s loan portfolio performed well during 2008, the builder construction loan portfolio in the Northwest Arkansas and Memphis areas that had exhibited credit deterioration during 2007 as a result of slow housing conditions continued to be monitored in 2008.

Net charge-offs were $10.0 million in 2008, or an annualized chargeoff percentage of 0.28%. Net charge-offs for 2007 were at 0.06% of the consolidated loan portfolio. Year-to-date charge-offs totaled $8.0 million in the Pulaski Bank loan portfolio and $2.0 million in the IBERIABANK loan portfolio. The increase in net charge-offs over 2007 is a result of increased Pulaski Bank charge-offs during the current year, primarily in the commercial and indirect portfolios, as the Company has seen asset quality decline in the Pulaski Bank markets. Current year charge-offs also includes $3.6 million charged off in the fourth quarter of 2008 due to the customer fraud. Net charge-offs during 2008 included recoveries of $2.9 million, an increase of $0.1 million from 2007.

Although some credit deterioration has been noted, the Company believes the allowance is adequate at December 31, 2008 to cover probable losses in the Company’s loan portfolio. The allowance for loan losses as a percentage of outstanding loans, net of unearned income, decreased only 3 basis points from 1.12% at December 31, 2007 to 1.09% at December 31, 2008. Although this ratio has decreased slightly since 2007, the Company continues to conclude adequate coverage of probable losses as supported by a lower nonperforming assets ratio at December 31, 2008 and higher coverage ratios of nonperforming assets and nonperforming loans.

Noninterest Income – The Company reported noninterest income of $91.9 million in 2008 compared to $76.6 million for 2007. The following table illustrates the primary components of noninterest income for the years indicated.

TABLE 14 – NONINTEREST INCOME

(dollars in thousands)	2008	2007	Percent Increase (Decrease)	2006	Percent Increase (Decrease)
Service charges on deposit accounts	$23,025	$19,964	15.3%	$13,167	51.6%
ATM/debit card fee income	6,820	4,934	38.2	3,429	43.9
Income from bank owned life insurance	2,966	3,530	(16.0)	2,085	69.3
Gain on sale of loans, net	25,295	16,744	51.1	745	2,146.2
Gain on sale of assets	832	132	532.7	99	33.3
Gain (loss) on sale of investments, net	1,137	1,415	(19.6)	(4,083)	134.7
Impairment of investment securities	—	(302)	(100.0)	—	—
Title revenue	19,003	17,293	9.9	—	—
Broker commission income	5,528	5,487	0.8	4,054	35.3
Other income	7,326	7,397	(1.0)	3,954	87.1

Total noninterest income	$91,932	$76,594	20.0%	$23,450	226.6%

Service charges on deposit accounts increased $3.1 million in 2008 primarily due to the addition of accounts related to the ANB acquisition, as well as an increase in customer base in Louisiana and Arkansas. The increase in 2007 service charges over 2006 is attributed to the PIC and Pocahontas acquisitions.

ATM/debit card fee income increased $1.9 million in 2008 due to the expanded cardholder base and increased usage by customers. In addition, the Company earned income of $0.3 million from the conversion of its MasterCard debit cards to VISA debit cards during the third quarter. ATM income from 2007 increased $1.5 million over 2006 as a result of an increased cardholder based and increased customer usage from the PIC and Pocahontas acquisitions.

Income from bank owned life insurance decreased $0.6 million in 2008 as the Company received the proceeds from a death benefit of $0.9 million on an insured former employee during the first quarter of 2007. The decrease in income was offset by earnings from additional policies purchased during 2007 and 2008.

Gain on sale of loans increased $8.6 million in 2008 primarily due to the $6.9 million gain on the sale of approximately $30.4 million in credit card receivables during the first quarter of 2008, consistent with past practices at Pulaski Bank. Additional volume of originations and sales produced by PMC accounted for the remainder of the increase over 2007. Gains on the sale of loans in 2006 were reduced as the Company recorded a loss of $1.1 million on the transfer of a pool of lower-yielding mortgage loans into loans held for sale. 2007 gains were $16.0 million higher than in 2006 based primarily on PMC volume of loans sold in 2007, which accounted for the majority of the increase in 2007.

Gains on the sale of assets increased $0.7 million in 2008 due primarily to the sale of the Company’s ATMs during the period to an outsourcing company that will be responsible for the operation, maintenance, and repair of the ATM’s going forward. The Company is leasing the sold or, in some cases, replaced ATMs at its branches. Gains in 2008 also include the sale of a statue from one of IBERIABANK’s branches.

Gains on the sale of investments decreased $0.3 million from 2007. The gain recorded in 2007 includes a gain of $0.8 million from the sale of the Company’s Mastercard stock and gains of $0.6 million from the sales of treasuries and agency callable and bullet securities. The loss on the sale of investments during 2006 was a result of the Company selling $109.3 million in investments during the year to reinvest the proceeds in higher yielding investments.

Title income increased $1.7 million compared to 2007 primarily due to the acquisitions of United in April of 2007 and AAT in March 2008. Before the acquisition of LTC during the first quarter of 2007, the Company was not engaged in title insurance services.

There were no significant changes in broker commission income from 2007 to 2008. However, in 2007, the addition of high-producing representatives and increased production from existing employees, as well as the expansion of broker services into Arkansas through Pulaski Financial Services, a subsidiary of Iberia Financial Services, increased commission income $1.4 million over 2006.

There was also no significant change in other noninterest income during 2008. Other noninterest income increased $3.4 million in 2007 over 2006 primarily due to credit card fees and trust income resulting from the PIC acquisition. These increases were partially offset by a decrease in derivative gains on swaps and net cash settlements during 2007.

Noninterest Expense – The Company reported noninterest expense of $161.2 million in 2008 compared to $141.0 million for 2007. Ongoing attention to expense control is part of the Company’s corporate culture. However, the Company’s continued focus on growth through new branches, acquisitions and product expansion have caused increases in several components of noninterest expense. The following table illustrates the primary components of noninterest expense for the years indicated.

TABLE 15 – NONINTEREST EXPENSE

(dollars in thousands)	2008	2007	Percent Increase (Decrease)	2006	Percent Increase
Salaries and employee benefits	$88,971	$79,672	11.7%	$40,023	99.1%
Occupancy and equipment	23,294	20,035	16.3	9,445	112.1
Franchise and shares tax	2,243	2,470	(9.2)	2,409	(2.5)
Communication and delivery	6,495	6,142	5.7	3,118	97.0
Marketing and business development	3,342	3,039	10.0	2,124	43.1
Data processing	6,399	5,819	10.0	2,678	117.3
Printing, stationery and supplies	2,065	2,152	(4.0)	1,007	113.7
Amortization of acquisition intangibles	2,408	2,198	9.6	1,118	96.6
Professional services	5,137	3,973	29.3	2,103	88.9
Other expenses	20,872	14,618	42.8	8,520	71.6

Total noninterest expense	$161,226	$140,118	15.1%	$72,545	93.1%

Salaries and employee benefits increased $9.3 million in 2008 primarily due to increased staffing associated with the ANB, AAT, and IAM acquisitions, as well as higher mortgage-related commissions. Salaries and benefits expense also include higher share-based employee compensation costs due to new grants during 2008.

Occupancy and equipment expense increased $3.3 million in 2008 due primarily to the facilities costs associated with new branches at Pulaski Bank, as well as an increase in rent expense in the current year from additional LTC locations and renewals of current property rentals. Equipment expense for 2008 also includes equipment rental expense associated with the outsourcing of the operation and maintenance of the Company’s ATMs.

Communication and delivery charges and data processing increased $0.4 million and $0.6 million, respectively, in 2008. These increases are primarily a result of merger-related expenses from the ANB acquisition. The FDIC charged the Company deposit processing fees at ANB throughout the second quarter of 2008 from the acquisition date to settlement. The addition of ANB branches in 2008 also increased the Company’s delivery charges.

Marketing and business development expense increased $0.3 million in 2008 as a result of additional customer notifications, advertisements, and direct mail expenses incurred as a result of growth from the ANB acquisition. 2008 business development expenses also include the cost of customer mailings associated with the switch in ATM and debit card providers from MasterCard to VISA.

Amortization of acquisitions intangibles increased $0.2 million as a result of the additional core deposit intangibles recorded from the ANB acquisition.

Professional services expense increased $1.2 million in 2008 primarily due to higher consulting expenses, legal fees, and independent auditor fees. The Company incurred additional legal and consulting expenses as a result of the ANB acquisition and the increased size and complexity of the Company. Legal and audit fees were also incurred as part of the Company’s preferred stock issuance during 2008.

Other noninterest expenses increased $6.3 million in 2008. Loan related expenses increased $1.1 million as a result of the additional loan collection efforts on the Company’s portfolio. Similarly, net costs of OREO properties increased $1.1 million as the size of the portfolio continued to increase due to collection efforts. Bank service charges, credit card expenses, and ATM/debit card expenses all reflect the additional locations and volume of activity resulting from the growth of the IBERIABANK and Pulaski Bank franchises, as well as expenses incurred by United and AAT. Combined, these expenses increased $1.1 million in 2008.

Other expenses also include FDIC deposit insurance premiums. The $2.3 million increase in FDIC premiums in the current year is due to a larger deposit base from the ANB acquisitions and organic growth. The increase in premiums is also due to the expiration of a one-time credit in 2008.

Travel expenses increased $0.8 million, primarily resulting from integration and conversion activities in Arkansas.

Income Taxes – For the years ended December 31, 2008, 2007 and 2006, the Company incurred income tax expense of $15.9 million, $17.2 million and $14.5 million, respectively. The Company’s effective tax rate amounted to 28.5%, 29.3% and 28.9% during 2008, 2007 and 2006, respectively. The difference between the effective tax rate and the statutory tax rate primarily relates to variances in items that are non-taxable or non-deductible, primarily the effect of tax-exempt income, the non-deductibility of part of the amortization of acquisition intangibles, and various tax credits taken. The difference in the effective tax rates for the periods presented is a result of the relative tax-exempt interest income levels during the respective periods. For more information, see Note 12 of the Consolidated Financial Statements.

CAPITAL RESOURCES

Federal regulations impose minimum regulatory capital requirements on all institutions with deposits insured by the Federal Deposit Insurance Corporation. The Federal Reserve Board (“FRB”) imposes similar capital regulations on bank holding companies. Compliance with bank and bank holding company regulatory capital requirements, which include leverage and risk-based capital guidelines, are monitored by the Company on an ongoing basis. Under the risk-based capital method, a risk weight is assigned to balance sheet and off-balance sheet items based on regulatory guidelines. At December 31, 2008, the Company exceeded all regulatory capital ratio requirements with a Tier 1 leverage capital ratio of 11.27%, a Tier 1 risk-based capital ratio of 14.07% and a total risk-based capital ratio of 15.69%.

The improvement in the Company’s capital ratios is a result of the common and preferred stock issuances during 2008. The issuances provided an additional $199.6 million in Tier 1 capital. In addition, the Company has junior subordinated debt totaling $108.6 million, which may be included in Tier 1 capital up to 25% of the total of the Company’s core capital elements, including the junior subordinated debt. The Company also issued $25.0 million in junior subordinated debt during 2008 that qualifies as Tier 2 capital. For additional information, see Note 10 of the Consolidated Financial Statements.

At December 31, 2008, both IBERIABANK and Pulaski Bank also exceeded all regulatory capital ratio requirements with Tier 1 leverage capital ratios of 7.58% and 8.78%, Tier 1 risk-based capital ratios of 9.10% and 12.50% and total risk-based capital ratios of 10.80% and 13.74%, respectively.

On February 26, 2009, the Company announced it has filed notice to the U.S. Treasury that the Company will redeem all of the 90,000 outstanding shares of its preferred stock at a total redemption price of $90,575,000. On the March 31, 2009 redemption date, the redemption price will become due and payable on each share of the preferred stock and dividends will cease to accrue. At that time, all rights of the Treasury, as the holder thereof, will terminate, except the right to receive the redemption price upon surrender of the Preferred Stock certificate. The redemption price represents the $1,000 per share liquidation amount of the preferred stock, plus a final pro rata accrued dividend of $575,000.

The anticipated redemption of the preferred stock will affect the Company’s regulatory capital ratios going forward, but the redemption will not affect the Company’s “well-capitalized” status as defined by regulatory guidelines. For additional information on the Company’s capital ratios see Note 14 to the Consolidated Financial Statements.

LIQUIDITY

The Company’s liquidity, represented by cash and cash equivalents, is a product of its operating, investing and financing activities. The Company manages its liquidity with the objective of maintaining sufficient funds to respond to the needs of depositors and borrowers and to take advantage of earnings enhancement opportunities. The primary sources of funds for the Company are deposits, borrowings, repayments and maturities of loans and investment securities, securities sold under agreements to repurchase, as well as funds provided from operations. Certificates of deposit scheduled to mature in one year or less at December 31, 2008 totaled $1.2 billion. Based on past experience, management believes that a significant portion of maturing deposits will remain with the Company. Additionally, the majority of the investment security portfolio is classified by the Company as available-for-sale which provides the ability to liquidate securities as needed. Due to the relatively short planned duration of the investment security portfolio, the Company continues to experience significant cash flows on a normal basis.

The following table summarizes the Company’s cash flows for the years ended December 31, 2008 and 2007:

(dollars in thousands)	2008	2007
Cash flow provided by operations	$46,365	$73,570
Cash flow used in investing	(220,268)	(420,619)
Cash flow provided by financing	396,663	385,249

Net increase (decrease) in cash and cash equivalents	$222,760	$38,200

Cash flows provided by operations during 2008 were $27.2 million lower than the same period in 2007. The decrease was primarily due to a decrease in net income of $1.4 million and an increase of $9.2 million in net fundings of loans held for sale. Operating cash flow was also negatively affected by the assets acquired during 2008.

Cash used in investing activities decreased $200.4 million in 2008 compared to the same period in 2007 primarily due to the cash received during the ANB acquisition. Net cash inflow from the acquisitions was $128.5 million during 2008, a $134.3 million increase in cash inflow over 2007. The sale of a portion of the Company’s credit card receivables during 2008 for $37.4 million provided additional cash inflow. Investing cash outflow was also positively impacted by a decrease in net loan funding of $83.8 million and a decrease in purchases of property and equipment of $6.6 million.

Although cash provided by financing activities only increased $11.4 million, the Company’s financing activities during 2008 significantly affected its balance sheet position, and more specifically total capital and funding sources. The Company increased its deposits $321.3 million through organic growth and received proceeds of $109.9 million and $90.0 million from its common and preferred stock issuances. The cash flow provided by these activities allowed the Company to decrease its short term borrowings by $227.9 million through pay downs and extension of borrowings to longer-term financing. In order to fund loan growth during 2007, the Company increased its short-term borrowings by $194.5 million.

While scheduled cash flows from the amortization and maturities of loans and securities are relatively predictable sources of funds, deposit flows and prepayments of loan and investment securities are greatly influenced by general interest rates, economic conditions and competition. The FHLB of Dallas provides an additional source of liquidity to make funds available for general requirements and also to assist with the variability of less predictable funding sources. At December 31, 2008, the Company had $481.2 million of outstanding advances from the FHLB of Dallas. Additional advances available at December 31, 2008 from the FHLB of Dallas amounted to $712.9 million. The Company and IBERIABANK also have various funding arrangements with commercial banks providing up to $170 million in the form of federal funds and other lines of credit. At December 31, 2008, there was no balance outstanding on these lines and all of the funding was available to the Company.

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

The Company’s interest rate risk model indicated that the Company was slightly asset sensitive in terms of interest rate sensitivity. Based on the Company’s interest rate risk model, the table below illustrates the impact of an immediate and sustained 100 and 200 basis point increase or decrease in interest rates on net interest income.

Shift in Interest Rates (in bps)	% Change in Projected Net Interest Income
+200	9.3%
+100	5.3
- 100	-3.8
- 200	-6.6

The influence of using the forward curve as of December 31, 2008 as a basis for projecting the interest rate environment would approximate a 2.1% increase in net interest income. The computations of interest rate risk shown above do not necessarily include certain actions that management may undertake to manage this risk in response to anticipated changes in interest rates.

The rate environment is a function of the monetary policy of the FRB. The principal tools of the FRB for implementing monetary policy are open market operations, or the purchases and sales of U.S. Treasury and federal agency securities. The FRB’s objective for open market operations has varied over the years, but the focus has gradually shifted toward attaining a specified level of the federal funds rate to achieve the long-run goals of price stability and sustainable economic growth. The federal funds rate is the basis for overnight funding and drives the short end of the yield curve. Longer maturities are influenced by FRB purchases and sales and also expectations of monetary policy going forward. The FRB began to increase the targeted level for the federal funds rate in June 2004 after reaching a then-low of 1.00% in mid-2003. The targeted fed funds rate decreased three times in 2007 by 100 total basis points and ended 2007 at 4.25%. In response to growing concerns about the banking industry and customer liquidity, the fed funds rate decreased seven times to a new all-time low of 0.25% at the end of 2008. The decrease in the fed funds rate has resulted in compressed net interest margin for the Company, as assets have repriced more quickly than the Company’s liabilities. Although management believes that the Company is not significantly affected by changes in interest rates over an extended period of time, any flattening of the yield curve will exert downward pressure on the net interest margin and net interest income.

As part of its asset/liability management strategy, the Company has emphasized the origination of commercial and consumer loans, which typically have shorter terms than residential mortgage loans and/or adjustable or variable rates of interest. The majority of fixed-rate, long-term residential loans are sold in the secondary market to avoid assumption of the rate risk associated with longer duration assets in the current low rate environment. As of December 31, 2008, $1.4 billion, or 36.3%, of the Company’s total loan portfolio had adjustable interest rates. IBERIABANK and Pulaski Bank have no significant concentration to any single loan component or industry segment.

The Company’s strategy with respect to liabilities in recent periods has been to emphasize transaction accounts, particularly noninterest or low interest-bearing transaction accounts, which are not sensitive to changes in interest rates. At December 31, 2008, 60.0% of the Company’s deposits were in transaction and limited-transaction accounts, compared to 59.2% at December 31, 2007. Noninterest bearing transaction accounts totaled 15.5% of total deposits at December 31, 2008, compared to 13.4% of total deposits at December 31, 2007.

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

OTHER OFF-BALANCE SHEET ACTIVITIES

In the normal course of business, the Company is a party to a number of activities that contain credit, market and operational risk that are not reflected in whole or in part in the Company’s consolidated financial statements. Such activities include traditional off-balance sheet credit-related financial instruments, commitments under operating leases and long-term debt. The Company provides customers with off-balance sheet credit support through loan commitments, lines of credit and standby letters of credit. Many of the unused commitments are expected to expire unused or be only partially used; therefore, the total amount of unused commitments does not necessarily represent future cash requirements. The Company anticipates it will continue to have sufficient funds together with available borrowings to meet its current commitments. At December 31, 2008, the total approved loan commitments outstanding amounted to $117.4 million. At the same date, commitments under unused lines of credit, including credit card lines, amounted to $807.1 million. Included in these totals are commercial commitments amounting to $811.0 million as shown in the following table.

TABLE 16 – COMMERCIAL COMMITMENT EXPIRATION PER PERIOD

(dollars in thousands)	Less Than 1 Year	1 – 3 Years	3 – 5 Years	Over 5 Years	Total
Unused commercial lines of credit	$381,390	$134,407	$122,989	$54,317	$693,103
Unfunded loan commitments	90,206	—	—	—	90,206
Standby letters of credit	22,004	882	4,778	—	27,664

Total	$493,600	$135,289	$127,767	$54,317	$810,973

The Company has entered into a number of long-term leasing arrangements to support the ongoing activities of the Company. The required payments under such commitments and other debt commitments at December 31, 2008 are shown in the following table.

TABLE 17 – CONTRACTUAL OBLIGATIONS AND OTHER DEBT COMMITMENTS

(dollars in thousands)	2009	2010	2011	2012	2013	2014 and After	Total
Operating leases	$3,758	$3,066	$2,217	$1,712	$1,174	$3,437	$15,364
Certificates of deposit	1,196,685	256,968	39,196	92,518	13,033	722	1,599,122
Short-term borrowings	208,213	—	—	—	—	—	208,213
Long-term debt	168,073	86,015	89,643	88,513	22,196	114,039	568,479

Total	$1,576,729	$346,049	$131,056	$182,743	$36,403	$118,198	$2,391,178

IMPACT OF INFLATION AND CHANGING PRICES

The consolidated financial statements and related financial data presented herein have been prepared in accordance with generally accepted accounting principles, which generally require the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation. Unlike most industrial companies, the majority of the Company’s assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on the Company’s performance than does the effect of inflation. Although fluctuations in interest rates are neither completely predictable nor controllable, the Company regularly monitors its interest rate position and oversees its financial risk management by establishing policies and operating limits. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates. Although not as critical to the banking industry as to other industries, inflationary factors may have some impact on the Company’s growth, earnings, total assets and capital levels. Management does not expect inflation to be a significant factor in 2009.

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

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA(1)

	Years Ended December 31,
(dollars in thousands, except per share data)	2008	2007	2006	2005	2004
Balance Sheet Data
Total assets	$5,583,226	$4,916,958	$3,203,036	$2,852,592	$2,448,602
Cash and cash equivalents	345,865	123,105	84,905	126,800	53,265
Loans receivable	3,744,402	3,430,039	2,234,002	1,918,516	1,650,626
Investment securities	889,476	804,877	581,352	572,582	566,955
Goodwill and other intangibles	259,683	254,627	99,070	100,576	68,310
Deposit accounts	3,995,816	3,484,828	2,422,582	2,242,956	1,773,489
Borrowings	776,691	893,770	439,602	319,061	442,542
Shareholders’ equity	734,208	498,059	319,551	263,569	220,162
Book value per share (2)	$40.53	$38.99	$31.07	$27.60	$25.62
Tangible book value per share (2) (4)	24.20	19.06	21.43	17.07	17.67

	Years Ended December 31,
(dollars in thousands, except per share data)	2008	2007	2006	2005	2004
Income Statement Data
Interest income	$263,827	$262,246	$165,292	$135,248	$108,610
Interest expense	126,183	138,727	73,770	50,450	33,982

Net interest income	137,644	123,519	91,522	84,798	74,628
Provision for (reversal of) loan losses	12,568	1,525	(7,803)	17,069	4,041

Net interest income after provision for (reversal of) loan losses	125,076	121,994	99,325	67,729	70,587
Noninterest income	91,932	76,594	23,450	26,141	23,217
Noninterest expense	161,226	140,118	72,545	63,708	54,291

Income before income taxes	55,782	58,470	50,230	30,162	39,513
Income taxes	15,870	17,160	14,535	8,162	12,174

Net income	$39,912	$41,310	$35,695	$22,000	$27,339

Earnings per share – basic	$3.12	$3.39	$3.80	$2.40	$3.26
Earnings per share – diluted	3.04	3.27	3.57	2.24	3.01
Cash earnings per share – diluted	3.16	3.38	3.64	2.32	3.07
Cash dividends per share	1.36	1.34	1.22	1.00	0.85

	At or For the Years Ended December 31,
	2008	2007	2006	2005	2004
Key Ratios (3)
Return on average assets	0.77%	0.90%	1.19%	0.81%	1.17%
Return on average common equity	7.59	8.87	12.86	8.41	12.98
Return on average tangible common equity (4)	15.69	18.86	20.52	13.96	19.52
Equity to assets at end of period	13.15	10.13	9.98	9.24	8.99
Earning assets to interest-bearing liabilities	113.14	111.83	116.07	114.92	112.82
Interest rate spread (5)	2.67	2.73	2.99	3.23	3.40
Net interest margin (TE) (5) (6)	3.03	3.13	3.42	3.54	3.60
Noninterest expense to average assets	3.10	3.06	2.41	2.34	2.32
Efficiency ratio (7)	70.23	70.02	63.10	57.43	55.49
Tangible efficiency ratio (TE) (4) (5)	67.27	66.71	59.70	54.21	52.56
Common stock dividend payout ratio	46.98	41.61	33.64	43.56	26.55

Asset Quality Data
Nonperforming assets to total assets at end of period (8)	0.83%	0.98%	0.16%	0.21%	0.25%
Allowance for loan losses to nonperforming loans at end of period (8)	134.87	98.77	993.76	659.29	355.17
Allowance for loan losses to total loans at end of period	1.09	1.12	1.34	1.98	1.22

Consolidated Capital Ratios
Tier 1 leverage capital ratio	11.27%	7.42%	9.01%	7.65%	7.63%
Tier 1 risk-based capital ratio	14.07	9.32	11.81	10.70	11.13
Total risk-based capital ratio	15.69	10.37	13.06	11.96	12.36

(1)	2007 Balance Sheet, Income Statement, and Asset Quality Data, as well as Key Ratios and Capital Ratios, are impacted by the Company’s acquisitions of PIC on January 31, 2007 and Pocahontas on February 1, 2007.
(2)	Shares used for book value purposes exclude shares held in treasury and unreleased shares held by the Employee Stock Ownership Plan at the end of the period.
(3)	With the exception of end-of-period ratios, all ratios are based on average daily balances during the respective periods.
(4)	Tangible calculations eliminate the effect of goodwill and acquisition related intangible assets and the corresponding amortization expense on a tax-effected basis where applicable.
(5)	Interest rate spread represents the difference between the weighted average yield on earning assets and the weighted average cost of interest-bearing liabilities. Net interest margin represents net interest income as a percentage of average earning assets.
(6)	Fully taxable equivalent (TE) calculations include the tax benefit associated with related income sources that are tax-exempt using a marginal tax rate of 35%.
(7)	The efficiency ratio represents noninterest expense as a percentage of total revenues. Total revenues is the sum of net interest income and noninterest income.
(8)	Nonperforming loans consist of nonaccruing loans and loans 90 days or more past due. Nonperforming assets consist of nonperforming loans and repossessed assets.

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

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on our assessment, management believes that, as of December 31, 2008, the Company’s internal control over financial reporting is effective based on those criteria.

The Company’s independent registered public accounting firm has also issued an attestation report on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008.

/s/ Daryl G. Byrd	/s/ Anthony J. Restel
Daryl G. Byrd	Anthony J. Restel
President and Chief Executive Officer	Senior Executive Vice President and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

IBERIABANK Corporation

We have audited IBERIABANK Corporation’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). IBERIABANK Corporation’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, IBERIABANK Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of IBERIABANK Corporation as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholders’ equity, and cash flows for the years then ended and our report dated March 13, 2009, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

New Orleans, Louisiana

March 13, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

IBERIABANK Corporation

We have audited the accompanying consolidated balance sheets of IBERIABANK Corporation as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of IBERIABANK Corporation at December 31, 2008 and 2007, and the consolidated results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), IBERIABANK Corporation’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 13, 2009, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

New Orleans, Louisiana

March 13, 2009

REPORT OF CASTAING, HUSSEY & LOLAN, LLC

INDEPENDENT REGISTERED ACCOUNTING FIRM

To the Board of Directors and Shareholders of

IBERIABANK Corporation

We have audited the accompanying consolidated statements of income, shareholders’ equity, and cash flows of IBERIABANK Corporation for the year ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of IBERIABANK Corporation for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

/s/ Castaing, Hussey & Lolan, LLC

New Iberia, Louisiana

February 16, 2007

IBERIABANK CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2008 and 2007

(dollars in thousands, except share data)	2008	2007
Assets
Cash and due from banks	$159,716	$93,263
Interest-bearing deposits in banks	186,149	29,842

Total cash and cash equivalents	345,865	123,105
Securities available for sale, at fair value	828,743	745,383
Securities held to maturity, fair values of $60,950 and $60,125, respectively	60,733	59,494
Mortgage loans held for sale	63,503	57,695
Loans, net of unearned income	3,744,402	3,430,039
Allowance for loan losses	(40,872)	(38,285)

Loans, net	3,703,530	3,391,754
Premises and equipment, net	131,404	122,452
Goodwill	236,761	231,177
Other assets	212,687	185,898

Total Assets	$5,583,226	$4,916,958

Liabilities
Deposits:
Noninterest-bearing	$620,637	$468,001
Interest-bearing	3,375,179	3,016,827

Total deposits	3,995,816	3,484,828
Short-term borrowings	208,213	436,146
Long-term debt	568,479	457,624
Other liabilities	76,510	40,301

Total Liabilities	4,849,018	4,418,899

Shareholders’ Equity
Preferred stock, $1,000 par value—90,000 shares issued in 2008	87,779	—
Common stock, $1 par value—25,000,000 shares authorized; 17,674,759 and 14,799,759 shares issued, respectively	17,677	14,800
Additional paid-in capital	474,209	361,746
Retained earnings	218,818	197,911
Accumulated other comprehensive income (loss)	12,294	5,725
Treasury stock at cost—1,773,939 and 2,025,591 shares, respectively	(76,569)	(82,123)

Total Shareholders’ Equity	734,208	498,059

Total Liabilities and Shareholders’ Equity	$5,583,226	$4,916,958

The accompanying Notes are an integral part of these Consolidated Financial Statements.

IBERIABANK CORPORATION AND SUBSIDIARIES

Consolidated Statements of Income

Years Ended December 31, 2007, 2006 and 2005

(dollars in thousands, except per share data)	2008	2007	2006
Interest and Dividend Income
Loans, including fees	$213,654	$213,239	$132,771
Mortgage loans held for sale, including fees	3,471	4,440	992
Investment securities:
Taxable interest	38,547	36,869	26,920
Tax-exempt interest	3,857	3,668	2,034
Other	4,298	4,030	2,575

Total interest and dividend income	263,827	262,246	165,292

Interest Expense
Deposits	96,376	104,297	58,116
Short-term borrowings	4,458	15,938	3,911
Long-term debt	25,349	18,492	11,743

Total interest expense	126,183	138,727	73,770

Net interest income	137,644	123,519	91,522
Provision for (Reversal of) loan losses	12,568	1,525	(7,803)

Net interest income after provision for (reversal of) loan losses	125,076	121,994	99,325

Noninterest Income
Service charges on deposit accounts	23,025	19,964	13,167
ATM/debit card fee income	6,820	4,934	3,429
Income from bank owned life insurance	2,966	3,530	2,085
Gain on sale of loans, net	25,295	16,744	745
Gain on sale of assets	832	132	99
Gain (loss) on sale of investments, net	1,137	1,113	(4,083)
Trading gains (losses) on swaps	(280)	(726)	803
Net cash settlements on swaps	5	590	527
Title revenue	19,003	17,293	—
Broker commissions	5,528	5,487	4,054
Other income	7,601	7,533	2,624

Total noninterest income	91,932	76,594	23,450

Noninterest Expense
Salaries and employee benefits	88,971	79,672	40,023
Occupancy and equipment	23,294	20,035	9,445
Franchise and shares tax	2,244	2,470	2,409
Communication and delivery	6,495	6,142	3,118
Marketing and business development	3,342	3,039	2,124
Data processing	6,399	5,819	2,678
Printing, stationery and supplies	2,065	2,151	1,007
Amortization of acquisition intangibles	2,408	2,198	1,118
Professional services	5,138	3,973	2,103
Other expenses	20,870	14,619	8,520

Total noninterest expense	161,226	140,118	72,545

Income before income tax expense	55,782	58,470	50,230
Income tax expense	15,870	17,160	14,535

Net Income	39,912	41,310	35,695

Preferred Stock Dividends	(348)	—	—

Income Available to Common Shareholders	$39,564	$41,310	$35,695

Earnings per common share—basic	$3.12	$3.39	$3.80

Earnings per common share—diluted	$3.04	$3.27	$3.57

Cash dividends declared per common share	$1.36	$1.34	$1.22

The accompanying Notes are an integral part of these Consolidated Financial Statements.

IBERIABANK CORPORATION AND SUBSIDIARIES

Consolidated Statements of Shareholders’ Equity

Years Ended December 31, 2008, 2007 and 2006

(dollars in thousands, except share and per share data)	Preferred Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	Unearned Compensation	Accumulated Other Comprehensive Income	Treasury Stock	Total
Balance, December 31, 2005	—	11,802	190,655	150,107	(9,594)	(5,629)	(73,772)	263,569

Comprehensive income:
Net income				35,695				35,695
Change in unrealized gain on securities available for sale, net of deferred taxes						2,858		2,858
Change in fair value of derivatives used for cash flow hedges, net of tax effect						(535)		(535)

Total comprehensive income								38,018
Cash dividends declared, $1.22 per share			856	(12,008)				(11,152)
Reissuance of treasury stock under stock option plan, net of shares surrendered in payment, including tax benefit, 188,394 shares			3,090				2,448	5,538
Reclassification of unearned compensation due to adoption of SFAS 123(R)			(9,594)		9,594
Common stock released by ESOP trust			—					—
Common stock earned by participants of recognition and retention plan trust, including tax benefit			2,913					2,913
Common stock issued for recognition and retention plan			(1,557)				1,557	—
Common stock issued		577	27,883					28,460
Share-based compensation cost			237					237
Treasury stock acquired at cost, 138,253 shares							(8,032)	(8,032)

Balance, December 31, 2006	—	12,379	214,483	173,794	—	(3,306)	(77,799)	319,551

Comprehensive income:
Net income				41,310				41,310
Change in unrealized gain on securities available for sale, net of deferred taxes						9,352		9,352
Change in fair value of derivatives used for cash flow hedges, net of tax effect						(321)		(321)

Total comprehensive income								50,341
Cash dividends declared, $1.34 per share			20	(17,189)				(17,169)
Consolidation of joint venture.			60	(4)				56
Reissuance of treasury stock under stock option plan, net of shares surrendered in payment, including tax benefit, 130,913 shares			1,375				2,572	3,947
Common stock issued for recognition and retention plan			(2,711)				2,711	—
Common stock issued for acquisition		2,421	143,989					146,410
Share-based compensation cost			4,530					4,530
Treasury stock acquired at cost, 168,021 shares							(9,607)	(9,607)

Balance, December 31, 2007	$—	$14,800	$361,746	$197,911	$—	$5,725	$(82,123)	$498,059

Cumulative effect adjustment -Adoption of EITF 06-4				(71)				(71)

Balance after adjustment, December 31, 2007	—	14,800	361,746	197,840	—	5,725	(82,123)	497,988

Comprehensive income:
Net income				39,912				39,912
Change in unrealized gain on securities available for sale, net of deferred taxes						7,099		7,099
Change in fair value of derivatives used for cash flow hedges, net of tax effect						(530)		(530)

Total comprehensive income								46,481
Common stock dividend declared, $1.36 per share			(33)	(18,586)				(18,619)
Preferred stock dividend and accretion	28			(348)				(320)
Equity contribution to joint venture			10					10
Reissuance of treasury stock under incentive plan, net of shares surrendered in payment, including tax benefit, 168,860 shares			919				2,788	3,707
Common stock issued for recognition and retention plan			(2,766)				2,766	—
Common stock issued, net of issuance costs		2,877	106,978					109,855
Preferred stock issued and common stock warrants	87,751		2,249					90,000
Share-based compensation cost			5,106					5,106

Balance, December 31, 2008	$87,779	$17,677	$474,209	$218,818	$—	$12,294	$(76,569)	$734,208

The accompanying Notes are an integral part of these Consolidated Financial Statements.

IBERIABANK CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years Ended December 31, 2008, 2007 and 2006

(dollars in thousands)	2008	2007	2006
Cash Flows from Operating Activities
Net income	$39,912	$41,310	$35,695

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	12,216	10,317	5,478
Provision for (reversal of) loan losses	12,568	1,525	(7,803)
Noncash compensation expense	5,106	4,530	3,150
Gain on sale of assets	(832)	(132)	(64)
Loss on impaired securities	—	302	—
Gain on sale of credit card receivables	(6,901)	—	—
(Gain) loss on sale of investments	(1,137)	(1,113)	4,083
Loss on abandonment of fixed assets	—	—	187
Amortization of premium/discount on investments	(1,044)	(2,845)	272
Trading gains (losses) on swaps	275	726	(803)
Current provision (benefit) for deferred income taxes	(305)	2,004	4,381
Mortgage loans held for sale
Originations	(928,915)	(779,145)	(224,381)
Proceeds from sales	941,500	799,311	181,368
Gain on sale of loans, net	(18,394)	(16,744)	(745)
Cash retained from tax benefit associated with share-based payment arrangements	(1,650)	(796)	(3,112)
Other operating activities, net	(6,034)	14,320	26,050

Net Cash Provided by Operating Activities	46,365	73,570	23,756

Cash Flows from Investing Activities
Proceeds from sales of securities available for sale	59,895	45,029	112,003
Proceeds from maturities, prepayments and calls of securities available for sale	327,851	289,694	232,873
Purchases of securities available for sale	(415,312)	(300,783)	(363,225)
Proceeds from maturities, prepayments and calls of securities held to maturity	10,286	13,066	6,515
Purchases of securities held to maturity	(13,768)
Proceeds from sale of loans	37,402	—	—
(Increase) decrease in loans receivable, net, excluding sale of credit card receivable	(361,971)	(445,723)	(348,506)
Proceeds from sale of premises and equipment	3,164	2,864	810
Purchases of premises and equipment	(7,492)	(14,121)	(21,930)
Proceeds from disposition of real estate owned	2,148	4,654	1,010
Purchases of other real estate owned	—	—	(794)
Cash received (paid) in excess of cash paid (received) for acquisition	128,464	(5,836)	—
Other investing activities, net	9,065	(9,463)	(1,491)

Net Cash Used in Investing Activities	(220,268)	(420,619)	(382,735)

Cash Flows from Financing Activities
Increase in deposits	326,954	57,631	180,303
Net change in short-term borrowings	(227,933)	194,541	133,756
Proceeds from long-term debt	157,666	200,000	25,000
Repayments of long-term debt	(45,684)	(45,145)	(37,407)
Dividends paid to shareholders	(17,870)	(16,138)	(11,390)
Proceeds from sale of treasury stock for stock options exercised	2,787	3,171	3,282
Costs of issuance of common stock in acquisition	—	—	(1,540)
Payments to repurchase common stock	(762)	(9,607)	(8,032)
Preferred stock issued and common stock warrants	90,000	—	0
Common stock issued	109,855	—	30,000
Cash retained from tax benefit associated with share-based payment arrangements	1,650	796	3,112

Net Cash Provided by Financing Activities	396,663	385,249	317,084

Net Increase (Decrease) In Cash and Cash Equivalents	222,760	38,200	(41,895)
Cash and Cash Equivalents at Beginning of Period	123,105	84,905	126,800

Cash and Cash Equivalents at End of Period	$345,865	$123,105	$84,905

Supplemental Schedule of Noncash Activities
Acquisition of real estate in settlement of loans	$8,746	$10,776	$1,121
Common stock issued in acquisition	$—	$146,410	$—
Transfers of property into Other Real Estate	$531	$347	$760
Exercise of stock options with payment in company stock	$187	$529	$384
Supplemental Disclosures
Cash paid for:
Interest on deposits and borrowings	$128,940	$134,552	$71,690
Income taxes, net	$7,493	$4,420	$11,400

The accompanying Notes are an integral part of these Consolidated Financial Statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of IBERIABANK Corporation and its wholly owned subsidiaries, IBERIABANK, Pulaski Bank and Trust Company (“Pulaski Bank”) and Lenders Title Company (“LTC”). All significant intercompany balances and transactions have been eliminated in consolidation. All normal, recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of the financial statements, have been included. Certain amounts reported in prior periods have been reclassified to conform to the current period presentation. Such reclassifications had no effect on previously reported shareholders’ equity or net income.

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

CASH AND CASH EQUIVALENTS: For purposes of presentation in the consolidated statements of cash flows, cash and cash equivalents are defined as cash, interest-bearing deposits and noninterest-bearing demand deposits at other financial institutions with maturities less than three months. IBERIABANK and Pulaski Bank may be required to maintain average balances on hand or with the Federal Reserve Bank to meet regulatory reserve and clearing requirements. At December 31, 2008 and 2007, the required reserve balances were $2,669,000 and $151,000, respectively, for IBERIABANK and $25,000 for both 2008 and 2007 for Pulaski Bank. Both IBERIABANK and Pulaski Bank had enough cash deposited with the Federal Reserve at December 31, 2008 to cover the required reserve balance.

INVESTMENT SECURITIES: Debt securities that management has the ability and intent to hold to maturity are classified as held to maturity and carried at cost, adjusted for amortization of premiums and accretion of discounts using methods approximating the interest method. Securities not classified as held to maturity or trading, including equity securities with readily determinable fair values, are classified as available for sale and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income. Declines in the value of individual held to maturity and available for sale securities below their cost that are other than temporary are included in earnings as realized losses. In estimating other than temporary impairment losses, management considers 1) the length of time and the extent to which the fair value has been less than cost, 2) the financial condition and near-term prospects of the issuer, 3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value, and 4) for debt securities, the recovery of contractual principal and interest. Gains/losses on securities sold are recorded on the trade date, using the specific identification method.

MORTGAGE LOANS HELD FOR SALE: Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance that is recorded as a charge to income. Loans held for sale have primarily been fixed rate single-family residential mortgage loans under contract to be sold in the secondary market. In most cases, loans in this category are sold within thirty days. These loans are generally sold with the mortgage servicing rights released. Buyers generally have recourse to return a purchased loan to the Company under limited circumstances. Recourse conditions may include early payment default, breach of representations or warranties, and documentation deficiencies. During 2008, an insignificant number of loans were returned to the Company.

LOANS: The Company grants mortgage, commercial and consumer loans to customers. Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at the unpaid principal balances, less the allowance for loan losses and net deferred loan origination fees and unearned discounts. Deferred loan origination fees were $3,575,000 and $3,377,000 and deferred loan expenses were $4,760,000 and $4,783,000 at December 31, 2008 and 2007, respectively. In addition to loans issued in the normal course of business, the Company considers overdrafts on customer deposit accounts to be loans and reclassifies these overdrafts as loans in its Consolidated Balance Sheets. At December 31, 2008 and 2007, overdrafts of $1,684,000 and $2,932,000, respectively, have been reclassified to loans receivable.

Interest income on loans is accrued over the term of the loans based on the principal balance outstanding. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield, using the interest method.

The accrual of interest on commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. Mortgage, credit card and other personal loans are typically charged off to net collateral value, less cost to sell, no later than 180 days past due. Past due status is based on the contractual terms of loans. In all cases, loans are placed on nonaccrual status or charged off at an earlier date if collection of principal or interest is considered doubtful.

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

In general, all interest accrued but not collected for loans that are placed on nonaccrual status or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis method or cost-recovery method, until qualifying for a return to accrual status. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured.

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

During the third quarter of 2006, the Company revised its method of accounting for interest rate swaps associated with junior subordinated debt. At the time the Company entered into the interest rate swaps, it conducted a detailed analysis of the appropriate accounting method. The Company determined that based upon SFAS No. 133 guidance available at the time, the “short-cut” method was an appropriate accounting method because the terms of the interest rate swaps and the corresponding debt matched and, as a result, the Company assumed no ineffectiveness in the hedging relationships. Based on technical interpretations of SFAS No. 133, the Company determined that the swaps did not qualify for hedge accounting under the short-cut method in the third quarter of 2006. Accordingly, the Company revised its method of accounting for the swaps, and changes in the fair value of these swaps are now recorded as noninterest income. The Company evaluated the impact of applying the change in fair value of these swaps compared to the short-cut method used under hedge accounting and concluded that the impact was not material to prior annual or quarterly periods. Accordingly, the Company recorded a cumulative adjustment for derivative gains on swaps totaling $1,292,000 during the third quarter of 2006, which is included in Trading gains (losses) on swaps in the Consolidated Statements of Income. Of this cumulative adjustment, $271,000 ($176,000 after tax), relates to the first and second quarters of 2006 and $1,021,000 ($663,000 after tax) relates to periods prior to 2006. In addition, $374,000 in net cash swap settlements since the beginning of 2006, which were previously reported in interest expense, were reported in noninterest income in the third quarter of 2006, which is included in Trading gains (losses) on swaps in the Consolidated Statements of Income. Earnings include the increase or decrease in fair value of these derivative instruments.

Rate Lock Commitments

The Company enters into commitments to originate loans whereby the interest rate on the prospective loan is determined prior to funding (“rate lock commitments”). Rate lock commitments on mortgage loans that are intended to be sold are considered to be derivatives. Accordingly, such commitments, along with any related fees received from potential borrowers, are recorded at fair value as derivative assets or liabilities, with changes in fair value recorded in net gain or loss on sale of mortgage loans. The fair value of rate lock commitments was immaterial in 2008 and 2007.

PREMISES AND EQUIPMENT: Land is carried at cost. Buildings and equipment are carried at cost, less accumulated depreciation computed on a straight line basis over the estimated useful lives of 10 to 40 years for buildings and 5 to 15 years for furniture, fixtures and equipment.

OTHER REAL ESTATE: Other real estate includes all real estate, other than bank premises used in bank operations, owned or controlled by the bank, including real estate acquired in settlement of loans. Properties are recorded at the balance of the loan or at estimated fair value less estimated selling costs, whichever is less, at the date acquired. Subsequent to foreclosure, management periodically performs valuations and the assets are carried at the lower of cost or fair value less estimated selling costs. Revenue and expenses from operations, gain or loss on sale and changes in the valuation allowance are included in net expenses from foreclosed assets. Other real estate owned and foreclosed property totaled $16,312,000 and $9,413,000 at December 31, 2008 and 2007, respectively. There was no allowance for losses on foreclosed property at December 31, 2008 and 2007.

GOODWILL AND OTHER INTANGIBLE ASSETS: Goodwill is accounted for in accordance with SFAS No. 142, Goodwill and Other Intangible Assets, and accordingly is not amortized but is evaluated at least annually for impairment. Definite-lived intangible assets continue to be amortized over their useful lives and evaluated at least quarterly for impairment.

The Company’s records its title plant assets in accordance with SFAS No. 61, Accounting for Title Plant. Under SFAS No. 61, costs incurred to construct a title plant, including the costs incurred to obtain, organize, and summarize historical information, are capitalized until the title plant can be used to perform title searches. Purchased title plant, including a purchased undivided interest in title plant, is recorded at cost at the date of acquisition. For title plant acquired separately or as part of company acquisition, cost is measured as the fair value of the consideration given. Capitalized costs of title plant are not depreciated or charged to income unless circumstances indicate that the carrying amount of the title plant has been impaired. Impairment identifiers include a change in legal requirements or statutory practices, identification of obsolescence, and abandonment of the title plant, among others identifiers.

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

INCOME TAXES: The Company and all subsidiaries file a consolidated federal income tax return on a calendar year basis. The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions through Pulaski Bank, LTC and their subsidiaries. In lieu of Louisiana state income tax, IBERIABANK is subject to the Louisiana bank shares tax, which is included in noninterest expense or income tax expense in the Company’s consolidated financial statements. With few exceptions, the Company is no longer subject to U.S. federal, state or local income tax examinations for years before 2005.

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

STOCK COMPENSATION PLANS: The Company issues stock options under various plans to directors, officers and other key employees. The Company accounts for its options under SFAS No. 123(R), Share-Based Payments. Under the provisions of SFAS No. 123(R), the Company has adopted a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. As a result, compensation expense relating to stock options and restricted stock is reflected in net income as part of “Salaries and employee benefits” on the Consolidated Statements of Income. The Company’s practice has been to grant options at no less than the fair market value of the stock at the grant date.

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

The Company has evaluated its potential operating segments against the criteria specified in the Statement and has determined that no operating segment disclosures are required in 2008, 2007 or 2006.

EFFECT OF PENDING ACCOUNTING PRONOUNCEMENTS

In December 2007, the FASB issued SFAS 141(R), Business Combinations. SFAS 141(R) will impact how entities apply the acquisition method to business combinations. Significant changes to how the Company accounts for business combinations under this Statement include 1) the acquisition date will be date the acquirer obtains control, 2) all identifiable assets acquired, liabilities assumed, and noncontrolling interests in the acquiree will be stated at fair value on the acquisition date, 3) assets or liabilities arising from noncontractual contingencies will be measured at their acquisition date fair value only if it is more likely than not that they meet the definition of an asset or liability on the acquisition date, 4) adjustments subsequently made to the provisional amounts recorded on the acquisition date will be made retroactively during a measurement period not to exceed one year, 5) acquisition-related restructuring costs that do not meet the criteria in SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities, will be expensed as incurred, 6) transaction costs will be expensed as incurred, 7) reversals of deferred income tax valuation allowances and income tax contingencies will be recognized in earnings subsequent to the measurement period, and 8) the allowance for loan losses of an acquiree will not be permitted to be recognized by the acquirer. Additionally, SFAS 141(R) will require additional disclosures regarding subsequent changes to acquisition-related contingencies, contingent consideration, noncontrolling interests, acquisition-related transaction costs, fair values and cash flows not expected to be collected for acquired loans, and goodwill valuation.

The Company will be required to apply SFAS 141(R) prospectively to all business combinations completed on or after January 1, 2009. Early adoption is not permitted. For business combinations with an acquisition date before the effective date, the provisions of SFAS 141(R) will apply to the subsequent accounting for deferred income tax valuation allowances and income tax contingencies and will require any changes in those amounts to be recorded in earnings. Management is currently evaluating the effect adoption of SFAS 141(R) will have on the financial condition and results of operations of the Company.

In December 2007, the FASB issued SFAS 160, Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB 51. SFAS 160 establishes new accounting and reporting standards for noncontrolling interests in a subsidiary. SFAS 160 will require entities to classify noncontrolling interests as a component of stockholders’ equity and will require subsequent changes in ownership interests in a subsidiary to be accounted for as an equity transaction. SFAS 160 will also require entities to recognize a gain or loss upon the loss of control of a subsidiary and to remeasure any ownership interest retained at fair value on that date. This statement also requires expanded disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective on a prospective basis for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008, except for the presentation and disclosure requirements, which are required to be applied retrospectively. The Company does not anticipate the guidance to have a material effect on the operating results and financial position of the Company.

In March 2008, the FASB issued SFAS No. 161, Disclosure about Derivative Instruments and Hedging Activities – An Amendment of FASB Statement No. 133. SFAS No. 161 requires expanded and additional disclosures about an entity’s derivative and hedging activities in order to improve the transparency of financial reporting. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company will adopt the provisions of SFAS No. 161 on January 1, 2009, but does not anticipate adoption will have a material effect on the operating results, financial position, or liquidity of the Company.

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles, which identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements in conformity with generally accepted accounting principles. The Statement is effective 60 days following the Securities and Exchange Commission’s (“SEC”) approval of the Public Company Accounting Oversight Board amendments to AU Section 411. The Company will adopt the provisions of SFAS No. 162 when effective but does not anticipate adoption will have a material effect on the operating results, financial position, or liquidity of the Company.

In June 2008, the FASB issued FASB EITF No. 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities. EITF 03-6-1 clarifies share-based payment awards that entitle holders to receive non-forfeitable dividends before vesting should be considered participating securities and thus included in the calculation of basic earnings per share. Currently, the Company includes unvested share payment awards in the calculation of diluted earnings per share under the treasury stock method. These awards will now be included in the calculation of basic earnings per share under the two-class method, a change that may reduce both basic and diluted earnings per share. The two-class method allocates earnings for the period between common shareholders and other security holders. The participating awards receiving dividends will be allocated the same amount of income as if they were outstanding shares. EITF 03-6-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, as well as interim periods within those years. Once effective, all prior period earnings per share data presented must be adjusted retrospectively to conform to the provisions. Early application is not permitted. The Company is currently evaluating the effects EITF 03-6-1 will have on its earnings per share, but does not believe it will have a material effect on the operating results, financial position, or liquidity of the Company.

In November 2008, the SEC issued a proposed roadmap regarding the potential use by U.S. issuers of financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”). IFRS is a comprehensive series of accounting standards published by the International Accounting Standards Board (“IASB”). Under the proposed roadmap, the Company may be required to prepare financial statements in accordance with IFRS as early as 2014. The SEC will make a determination in 2011 regarding the mandatory adoption of IFRS. The Company is currently assessing the impact that this potential change would have on its operating results and financial condition, and will continue to monitor the development of the potential implementation of IFRS.

NOTE 2 – ACQUISITION ACTIVITY

Pulaski Investment Corporation

On January 31, 2007, the Company acquired all of the outstanding stock of Pulaski Investment Corporation (“PIC”), the holding company for Pulaski Bank of Little Rock, Arkansas, for 1,133,064 shares of the Company’s common stock and cash of $65.0 million. The transaction was accounted for as a purchase and had a total value of $130,818,000. The acquisition extended the Company’s presence into central Arkansas and other states through its mortgage subsidiary, PMC. The PIC transaction resulted in $92,441,000 of goodwill and $5,617,000 of core deposit intangibles. The goodwill acquired is not tax deductible. The core deposit intangible is being amortized over the estimated useful life of ten years using the straight line method.

Pocahontas Bancorp. Inc.

On February 1, 2007, the Company acquired all of the outstanding stock of Pocahontas Bancorp, Inc. (“Pocahontas”), the holding company for First Community Bank (“FCB”) of Jonesboro, Arkansas, for 1,287,793 shares of the Company’s common stock. The transaction was accounted for as a purchase and had a total value of $75,424,000. The acquisition extended the Company’s presence into Northeast Arkansas. The Pocahontas transaction resulted in $41,956,000 of goodwill and $7,029,000 of core deposit intangibles. The goodwill acquired is not tax deductible. The core deposit intangible is being amortized over the estimated useful life of ten years using the straight line method.

Pulaski Bank and FCB were merged on April 22, 2007. The combined financial institution is a federal stock savings bank headquartered in Little Rock, Arkansas and operates under the corporate title of “Pulaski Bank and Trust Company”.

United Title of Louisiana, Inc.

The Company acquired United Title of Louisiana, Inc. (“United”) on April 2, 2007. United operates eight offices in Louisiana. The transaction was accounted for as a purchase and had a total value of approximately $5,800,000. United operates as a subsidiary of LTC.

Kingdom Capital Management, Inc.

The Company acquired Kingdom Capital Management, Inc. (“Kingdom Capital”) on January 7, 2008. Kingdom Capital provides comprehensive fee-based private wealth management services in New Orleans, Louisiana for private banking clients, pension funds, corporations, and trusts. Upon acquisition, Kingdom Capital began doing business as IBERIABANK Asset Management, Inc. (“IAM”). The transaction had a total value of $650,000.

Allocation of the purchase price resulted in goodwill of $631,000 and net assets of $19,000.

American Abstract and Title Company

The Company acquired American Abstract and Title Company (“AAT”) on March 2, 2008. AAT operates 2 offices in Arkansas. The transaction had a total value of $5,000,000. Additional consideration will be paid should AAT meet certain revenue thresholds. The contingency period is 5 years and could result in maximum additional consideration of $500,000. AAT operates as a subsidiary of LTC.

Allocation of the purchase price resulted in goodwill of $4,953,000 and other assets of $47,000.

ANB Financial, N.A.

On May 9, 2008, Pulaski Bank entered into a Purchase and Assumption Agreement (the “Agreement”) with the Federal Deposit Insurance Corporation (“FDIC”), as receiver of ANB Financial, N.A., Bentonville, Arkansas (“ANB”). Pulaski Bank currently operates eight former ANB offices in Northwest Arkansas.

Pulaski Bank advanced $45,863,000 in cash to the FDIC in partial settlement of the difference between the amount of assets purchased by Pulaski Bank and deposits and other liabilities assumed, less the premium to be paid by Pulaski Bank in the transaction.

The assets of ANB purchased by Pulaski Bank include $180,046,000 in cash, including fed funds and deposits with the Federal Reserve, $44,923,000 of investment securities, all of which are U.S. Treasury and agency securities, $1,945,000 of loans secured by deposits, and $194,000 of accrued interest. No adjustment to the book value of any asset has been made for loan premiums, discounts or any related deferred income or fees, or loan loss reserves. Pulaski Bank also acquired $12,874,000 in premises, furniture, fixtures, and equipment associated with these offices.

The FDIC has the right to retain or repurchase certain loans deemed essential to its role as receiver, including loans to officers, directors and affiliates of ANB, loans related to investigations or legal proceedings by the receiver, and loans secured by collateral that also secures assets owned by the receiver.

Pulaski Bank assumed $189,708,000 in insured deposits associated with this transaction. Insured deposits include public fund deposits to the extent those deposits were properly secured and exclude brokered and uninsured deposits. In association with this transaction, Pulaski Bank paid a deposit premium of $1,865,000. Pulaski Bank also assumed some liabilities, primarily accrued interest payable of $512,000 on deposits.

The assets purchased and liabilities assumed in the ANB transaction are subject to adjustment up to the settlement date to reflect the actual book value of the assets and liabilities acquired. The settlement date of the transaction was to be 180 days after the closing date, but has been extended by the FDIC.

The FDIC has generally agreed to indemnify Pulaski Bank against all costs, losses, liabilities, and expenses, including legal fees, incurred in connection with certain third party claims that may be brought against Pulaski Bank based on liabilities of ANB that were not assumed by Pulaski Bank under the Agreement. Pulaski Bank has agreed to indemnify the FDIC against certain costs, losses, liabilities and expenses, including legal fees, incurred in connection with certain third party claims that may be brought against the FDIC based on liabilities or obligations of ANB that were assumed by Pulaski Bank under the Agreement.

Pulaski Bank paid deposit processing fees to the FDIC of $177,000 during the second quarter of 2008. In addition, the Company paid additional merger-related expenses during 2008 of $2,303,000 including salaries and personnel costs of temporary employees, travel expenses, and legal and professional services. These fees and other costs were expensed as incurred.

The results of operations of the acquired companies subsequent to the acquisition dates are included in the Company’s consolidated statements of income. The following unaudited pro forma information for the years ended December 31, 2007 and 2006 reflects the Company’s estimated consolidated results of operations as if the acquisitions of PIC and Pocahontas occurred at January 1, 2006, unadjusted for potential cost savings. The effect of the acquisitions of United, AAT, and ANB are not included in the pro forma results below, as inclusion of the results of operations of those acquired entities would not have a material effect on the consolidated pro forma results for the years ended December 31, 2008, 2007, and 2006.

(dollars in thousands, except per share data)	2007	2006
Interest and noninterest income	$268,823	$241,810
Net income	$40,931	$41,104

Earnings per share – basic	$3.30	$3.32
Earnings per share – diluted	$3.19	$3.16

NOTE 3 – INVESTMENT SECURITIES

The amortized cost and fair values of investment securities, with gross unrealized gains and losses, consist of the following:

(dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2008

Securities available for sale:
U.S. Government-sponsored enterprise obligations	$75,719	$983	$(85)	$76,617
Obligations of state and political subdivisions	44,876	790	(985)	44,681
Mortgage backed securities	687,244	19,299	(71)	706,472
Other securities	952	21	—	973

Total securities available for sale	$808,791	$21,093	$(1,141)	$828,743

Securities held to maturity:
U.S. Government-sponsored enterprise obligations	$5,031	$236	$—	$5,267
Obligations of state and political subdivisions	52,745	512	(647)	52,610
Mortgage backed securities	2,957	118	(2)	3,073

Total securities held to maturity	$60,733	$866	$(649)	$60,950

December 31, 2007

Securities available for sale:
U.S. Government-sponsored enterprise obligations	$64,729	$449	$(4)	$65,174
Obligations of state and political subdivisions	44,176	671	(78)	44,769
Mortgage backed securities	626,495	9,083	(1,112)	634,466
Other securities	952	22	—	974

Total securities available for sale	$736,352	$10,225	$(1,194)	$745,383

Securities held to maturity:
U.S. Government-sponsored enterprise obligations	$8,050	$88	$(9)	$8,129
Obligations of state and political subdivisions	47,648	493	(69)	48,072
Mortgage backed securities	3,796	129	(1)	3,924

Total securities held to maturity	$59,494	$710	$(79)	$60,125

Securities with carrying values of $696,023,000 and $688,959,000 were pledged to secure public deposits and other borrowings at December 31, 2008 and 2007, respectively.

Management evaluates securities for other-than-temporary impairment at least quarterly, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to 1) the length of time and the extent to which the fair value has been less than amortized cost, 2) the financial condition and near-term prospects of the issuer, and 3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value above amortized cost. In analyzing an issuer’s financial condition, management considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and industry analysts’ reports. As of December 31, 2007, management’s assessment concluded the decline in fair value of one investment was deemed to be other than temporary. During the fourth quarter of 2007, the Company recorded a $302,000 impairment charge associated with the loss of the credit enhancement provided by a monoline insurer of a municipal revenue bond held by the Company. No other declines in fair value were deemed other-than-temporary. As of December 31, 2008, management’s assessment concluded that no declines are deemed to be other than temporary.

Information pertaining to securities with gross unrealized losses at December 31, 2008, aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows:

	Less Than Twelve Months		Over Twelve Months		Total
(dollars in thousands)	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
December 31, 2008
Securities available for sale:
U.S. Government-sponsored enterprise obligations	$(85)	$8,077	$—	$—	$(85)	$8,077
Obligations of state and political subdivisions	(140)	5,903	(845)	3,386	(985)	9,289
Mortgage backed securities	(63)	11,096	(8)	1,266	(71)	12,362

Total securities available for sale	$(288)	$25,076	$(853)	$4,652	$(1,141)	$29,728

Securities held to maturity:
U.S. Government-sponsored enterprise obligations	$—	$—	$—	$—	$—	$—
Obligations of state and political subdivisions	(628)	17,226	(19)	867	(647)	18,093
Mortgage backed securities	—	—	(2)	123	(2)	123

Total securities held to maturity	$(628)	$17,226	$(21)	$990	$(649)	$18,216

December 31, 2007
Securities available for sale:
U.S. Government-sponsored enterprise obligations	$—	$—	$(4)	$1,005	$(4)	$1,005
Obligations of state and political subdivisions	(58)	3,202	(20)	3,978	(78)	7,180
Mortgage backed securities	(8)	3,586	(1,104)	116,262	(1,112)	119,848

Total securities available for sale	$(66)	$6,788	$(1,128)	$121,245	$(1,194)	$128,033

Securities held to maturity:
U.S. Government-sponsored enterprise obligations	$—	$—	$(9)	$2,991	$(9)	$2,991
Obligations of state and political subdivisions	(69)	8,277	—	—	(69)	8,277
Mortgage backed securities	—	—	(1)	207	(1)	207

Total securities held to maturity	$(69)	$8,277	$(10)	$3,198	$(79)	$11,475

At December 31, 2008, 112 debt securities have unrealized losses of 3.6% of the securities’ amortized cost basis and 0.2% of the Company’s total amortized cost basis. The unrealized losses for each of the 112 securities relate principally to market interest rate changes. 14 of the 112 securities have been in a continuous loss position for over twelve months. These 14 securities have an aggregate amortized cost basis and unrealized loss of $6,514,000 and $873,000, respectively. The 14 securities were primarily issued by either Federal National Mortgage Association (Fannie Mae), Federal Home Loan Mortgage Corporation (Freddie Mac) or by state and political subdivisions (Municipals) and are rated AAA or Aaa by Standard and Poor’s or Moody’s, respectively. As management has the intent and ability to hold debt securities until maturity, or until anticipated recovery if classified as available for sale, except as noted above, no declines are deemed to be other than temporary.

At December 31, 2007, 131 debt securities had unrealized losses of 0.9% of the securities’ amortized cost basis and 0.2% of the Company’s total amortized cost basis. The unrealized losses for the 131 securities related principally to market interest rate changes. 88 of the 131 securities had been in a continuous loss position for over twelve months. The securities had an aggregate amortized cost basis and unrealized loss of $125,581,000 and $1,138,000, respectively. Similar to the current year, in 2007 the 88 securities were primarily issued by either Federal National Mortgage Association (Fannie Mae), Federal Home Loan Mortgage Corporation (Freddie Mac) or by state and political subdivisions (Municipals) and are rated AAA or Aaa by Standard and Poor’s or Moody’s, respectively. As management had the intent and ability to hold debt securities until maturity, or until anticipated recovery if the securities were classified as available for sale, except as noted above, no declines were deemed to be other than temporary.

The amortized cost and estimated fair value by maturity of investment securities at December 31, 2008 are shown in the following table. Securities are classified according to their contractual maturities without consideration of principal amortization, potential prepayments or call options. Accordingly, actual maturities may differ from contractual maturities.

	Securities Available for Sale			Securities Held to Maturity
(dollars in thousands)	Weighted Average Yield	Amortized Cost	Fair Value	Weighted Average Yield	Amortized Cost	Fair Value
Within one year or less	4.31%	$9,645	$9,767	3.90%	$1,190	$1,197
One through five years	4.11	100,732	102,310	4.14	14,066	14,413
After five through ten years	4.95	266,936	275,382	4.60	15,104	15,436
Over ten years	5.09	431,478	441,284	4.49	30,373	29,904

Totals	4.92%	$808,791	$828,743	4.42%	$60,733	$60,950

The following is a summary of realized gains and losses from the sale of securities classified as available for sale.

	Years Ended December 31,
(dollars in thousands)	2008	2007	2006
Realized gains	$1,138	$619	$—
Realized losses	(36)	(24)	(4,087)

Net realized gains (losses)	$1,102	$595	$(4,087)

Realized losses in 2007 include a $302,000 loss recorded on the other-than-temporary impairment of a municipal revenue bond held by the Company.

At December 31, 2008, the Company’s exposure to two investment security issuers individually exceeded 10% of shareholders’ equity:

(dollars in thousands)	Amortized Cost	Market Value
Federal National Mortgage Association (Fannie Mae)	$357,350	$368,500
Federal Home Loan Mortgage Corporation (Freddie Mac)	323,740	331,517

	$681,090	$700,017

NOTE 4 – LOANS RECEIVABLE

Loans receivable at December 31, 2008 and 2007 consists of the following:

(dollars in thousands)	2008	2007
Residential mortgage loans:
Residential 1-4 family	$498,740	$515,912
Construction/ Owner Occupied	36,693	60,558

Total residential mortgage loans	535,433	576,470

Commercial loans:
Real estate	1,522,965	1,369,882
Business	775,625	634,495

Total commercial loans	2,298,590	2,004,377

Consumer loans:
Indirect automobile	265,722	240,860
Home equity	501,036	424,716
Other	143,621	183,616

Total consumer loans	910,379	849,192

Total loans receivable	$3,744,402	$3,430,039

Loans receivable includes approximately $1,360,565,000 and $1,049,770,000 of adjustable rate loans and $2,383,837,000 and $2,380,269,000 of fixed rate loans at December 31, 2008 and 2007, respectively. The amount of loans for which the accrual of interest has been discontinued totaled approximately $27,825,000 and $36,107,000 at December 31, 2008 and 2007, respectively. The amount of interest income that would have been recorded in 2008, 2007 and 2006 if these loans had been current in accordance with their original terms was approximately $1,244,000, $616,000 and $227,000, respectively. Accruing loans past due 90 days or more total $2,481,000 and $2,655,000 as of December 31, 2008 and 2007, respectively.

A summary of changes in the allowance for loan losses for the years ended December 31, 2008, 2007 and 2006 is as follows:

(dollars in thousands)	2008	2007	2006
Balance, beginning of year	$38,285	$29,922	$38,082

Addition due to purchase transaction	—	8,746	—
Provision charged (reversed) to operations	12,568	1,525	(7,803)
Loans charged-off	(12,882)	(4,706)	(2,621)

Recoveries	2,901	2,798	2,264

Balance, end of year	$40,872	$38,285	$29,922

The following is a summary of information pertaining to impaired loans as of December 31:

(dollars in thousands)	2008	2007
Impaired loans without a valuation allowance	$1,438	$2,419
Impaired loans with a valuation allowance	25,677	35,148

Total impaired loans	$27,115	$37,567

Valuation allowance related to impaired loans	$2,794	$3,947

(dollars in thousands)	2008	2007	2006
Average investment in impaired loans	$32,299	$18,932	$5,182
Interest income recognized on impaired loans	848	1,115	419
Interest income recognized on a cash basis on impaired loans	878	1,118	454
Nonaccrual loans	27,825	36,107	2,701
Accruing loans more than 90 days past due	2,481	2,655	310

As of December 31, 2008, the Company was not committed to lend additional funds to any customer whose loan was classified as impaired.

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

The Company acquired certain impaired loans through the PIC, Pocahontas and American Horizons acquisitions which are subject to SOP 03-3. The Company’s allowance for loan losses for all acquired loans subject to SOP 03-3 would reflect only those losses incurred after acquisition. The carrying value of these loans, $1,438,000, is included in the balance sheet amounts of loans as of December 31, 2008.

The following is a summary of the impaired loans acquired in the PIC and Pocahontas acquisitions during 2007 as of the dates of acquisition.

(dollars in thousands)
Contractually required principal and interest at acquisition	$18,688
Nonaccretable difference (expected losses and foregone interest)	5,718

Cash flows expected to be collected at acquisition	12,970
Accretable yield	2,087

Basis in acquired loans at acquisition	$10,883

The following is a summary of changes in the accretable yields of acquired impaired loans during 2008 and 2007.

	Accretable Yield
(dollars in thousands)	2008	2007
Balance, beginning of year	$164	$122
Additions	—	2,087
Adjustments to accretable yield through goodwill	—	(1,998)
Accretion	(258)	(47)
Transfers from nonaccretable difference to accretable yield	411	—

Disposals	—	—

Balance, end of year	$317	$164

NOTE 5 – LOAN SERVICING

Loans serviced for others, consisting primarily of commercial loan participations sold, are not included in the accompanying consolidated balance sheets. The unpaid principal balances of loans serviced for others were $56,183,000 and $50,968,000 at December 31, 2008 and 2007, respectively. Custodial escrow balances maintained in connection with the foregoing portfolio of loans serviced for others, and included in demand deposits, were $10,000 and $25,000 at December 31, 2008 and 2007, respectively.

NOTE 6 – PREMISES AND EQUIPMENT

Premises and equipment at December 31, 2008 and 2007 consists of the following:

(dollars in thousands)	2008	2007
Land	$34,240	$31,335
Buildings	99,923	88,454
Furniture, fixtures and equipment	53,737	54,870

Total premises and equipment	187,900	174,659
Less accumulated depreciation	56,496	52,207

Total premises and equipment, net	$131,404	$122,452

Depreciation expense was $8,600,000, $8,416,000 and $4,201,000 for the years ended December 31, 2008, 2007 and 2006, respectively.

The Company actively engages in leasing office space available in buildings it owns. Leases have different terms ranging from monthly rental to five-year leases. At December 31, 2008, income from these leases averaged $100,000 per month. Total lease income for 2008, 2007 and 2006 was $1,867,000, $1,208,000, and $1,101,000, respectively. Income from leases is reported as a reduction in occupancy and equipment expense. The total allocated cost of the portion of the buildings held for lease at December 31, 2008 and 2007 was $10,870,000 and $10,877,000, respectively, with related accumulated depreciation of $2,460,000 and $2,254,000, respectively.

The Company leases certain branch offices, land and ATM facilities through non-cancelable operating leases with terms that range from one to thirty-two years, with renewal options thereafter. Certain of the leases have escalation clauses and renewal options ranging from monthly renewal to fifteen years. Total rent expense for the years ended December 31, 2008, 2007 and 2006 amounted to $4,075,000, $3,455,000 and $1,093,000, respectively.

Minimum future annual rent commitments under these agreements for the indicated periods follow:

(dollars in thousands)	Amount
Year Ending December 31,
2009	$3,758
2010	3,066
2011	2,217
2012	1,712
2013	1,174
2014 and thereafter	3,437

Total	$15,364

NOTE 7 – GOODWILL AND OTHER INTANGIBLE ASSETS

The Company performed the required annual impairment tests of goodwill as of October 1, 2008 and 2007. The results of these tests did not indicate impairment of the Company’s recorded goodwill. Changes to the carrying amount of goodwill not subject to amortization for the years ended December 31, 2008 and 2007 are provided in the following table.

(dollars in thousands)	Amount
Balance, December 31, 2006	$92,779
Goodwill acquired during the year	138,398

Balance, December 31, 2007	231,177

Goodwill acquired during the year	5,584

Balance, December 31, 2008	$236,761

The Company had title plant assets totaling $6,722,000 and $6,714,000 at December 31, 2008 and 2007, respectively. The Company performed the required annual impairment tests of its title plant as of October 1, 2008 and 2007. The results of these tests did not indicate impairment of the Company’s recorded title plant.

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

	December 31, 2008			December 31, 2007
(dollars in thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Core deposit intangibles	$24,790	$8,597	$16,193	$22,925	$6,189	$16,736
Non-compete agreements	18	12	6	5	5	—
Mortgage servicing rights	406	218	188	209	190	19

Total	$25,214	$8,827	$16,387	$23,139	$6,384	$16,755

During 2008, the Company recorded $1,865,000 in core deposit intangible assets related to the deposits acquired in the ANB acquisition. The increase in non-compete agreements is due to a non-compete agreement recorded as part of the Company’s acquisition in January 2008 of IAM. During 2008, the Company also recorded additional mortgage servicing rights of $197,000 during 2008 at the Company’s PMC subsidiary.

The related amortization expense of purchase accounting intangible assets is as follows:

(dollars in thousands)	Amount
Aggregate amortization expense:
For the year ended December 31, 2006	$1,172
For the year ended December 31, 2007	2,223
For the year ended December 31, 2008	2,456

Estimated amortization expense:
For the year ended December 31, 2009	$2,539
For the year ended December 31, 2010	2,526
For the year ended December 31, 2011	2,076
For the year ended December 31, 2012 For the year ended December 31, 2013 For the years ended December 31, 2014 and thereafter	1,982 1,975 5,289

NOTE 8 – DEPOSITS

Certificates of deposit with a balance of $100,000 and over were $685,639,000 and $639,934,000 at December 31, 2008 and 2007, respectively. A schedule of maturities of all certificates of deposit as of December 31, 2008 is as follows:

(dollars in thousands)	Amount
Year Ending December 31,
2009	$1,196,685
2010	256,968
2011	39,196
2012	92,518
2013	13,033
2014 and thereafter	722

Total	$1,599,122

NOTE 9 – SHORT-TERM BORROWINGS

Short-term borrowings at December 31, 2008 and 2007 are summarized as follows:

(dollars in thousands)	2008	2007
Federal Home Loan Bank advances	$58,000	$300,450
Securities sold under agreements to repurchase	150,213	135,696

Total short-term borrowings	$208,213	$436,146

Securities sold under agreements to repurchase, which are classified as secured borrowings, generally mature daily. Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction. The Company may be required to provide additional collateral based on the fair value of the underlying securities.

The short-term borrowings at December 31, 2008 consist of an FHLB advance with a maturity term of two days, at a fixed interest rate of 0.50%. The short-term borrowings at December 31, 2007 consisted of FHLB advances with maturity terms of two, seven, fourteen and twenty-one days, at fixed interest rates ranging from 2.00% to 4.36%.

Additional information on the Company’s short-term borrowings for the years indicated is as follows:

(dollars in thousands)	2008	2007	2006
Outstanding at December 31	$208,213	$436,146	$202,605
Maximum month-end outstandings	293,000	467,123	203,274
Average daily outstandings	80,394	357,743	116,165
Average rate during the year	2.14%	4.39%	3.32%
Average rate at year end	0.50%	4.12%	4.25%

NOTE 10 – LONG-TERM DEBT

Long-term debt at December 31, 2008 and 2007 is summarized as follows:

(dollars in thousands)	2008	2007
Federal Home Loan Bank notes at:
2.108 to 4.550% variable, 3 month LIBOR index	$45,000	$45,000
2.591 to 7.040% fixed	378,199	292,528
Correspondent Bank Note
3 year term, variable, 3 month LIBOR index plus 1.00%	8,333	15,000
Junior subordinated debt:
Correspondent Bank Capital Note, 3 month LIBOR(1) plus 3.00%	$25,000	—
Statutory Trust I, 3 month LIBOR plus 3.25%	10,310	10,310
Statutory Trust II, 3 month LIBOR plus 3.15%	10,310	10,310
Statutory Trust III, 3 month LIBOR plus 2.00%	10,310	10,310
Statutory Trust IV, 3 month LIBOR plus 1.60%	15,464	15,464
American Horizons Statutory Trust I, 3 month LIBOR plus 3.15%	6,186	6,204
Statutory Trust V, 3 month LIBOR plus 1.435%	10,310	10,310
Statutory Trust VI, 3 month LIBOR plus 2.75%	12,372	12,372
Statutory Trust VII, 3 month LIBOR plus 2.54%	13,403	13,403
Pocahontas Trust I, Fixed rate of 10.18%	7,841	7,989
Pulaski Trust I, Fixed rate of 10.875%	8,224	8,424
Statutory Trust VIII, 3 month LIBOR plus 3.50%	7,217	—

Total long-term debt	$568,479	$457,624

(1)	The interest rate on the Company’s long-term debt indexed to LIBOR is based on the 3-month LIBOR rate. At December 31, 2008, the 3-month LIBOR rate was 1.425%.

FHLB advance repayments are amortized over periods ranging from two to thirty years, and have a balloon feature at maturity. Advances are collateralized by a blanket pledge of mortgage loans and a secondary pledge of FHLB stock and FHLB demand deposits. Total additional advances available from the FHLB at December 31, 2008 were $712,938,000 under the blanket floating lien and $115,109,000 with a pledge of investment securities. The weighted average rate at December 31, 2008 was 4.22%.

The Company has various funding arrangements with commercial banks providing up to $170,000,000 in the form of federal funds and other lines of credit. At December 31, 2008, there were no balances outstanding on these lines and all of the funding was available to the Company.

At December 31, 2008, the Company was not in compliance with one of the financial covenants on its $25.0 million line of credit with a correspondent bank. The Company’s return on average assets, calculated at 0.62% for the fourth quarter of 2008 and defined for purposes of the agreement as the Company’s net income as a percentage of average total assets, did not meet the minimum ratio of 0.85% specified in the agreement. Non-compliance with the financial covenants could terminate the agreement, thereby making any outstanding advances plus accrued interest and fees, payable immediately. Subsequent to December 31, 2008, the Company obtained a written waiver of this default for the fiscal quarter ended December 31, 2008. There were no outstanding advances on the line of credit at December 31, 2008.

Junior subordinated debt consists of a total of $111,947,000 in Junior Subordinated Deferrable Interest Debentures of the Company issued to statutory trusts that were funded by the issuance of floating rate capital securities of the trusts and a $25,000,000 capital note issued to a correspondent bank during July 2008. Issuances of $10,310,000 each were completed in November 2002, June 2003, September 2004, and June 2007 and an issuance of $15,464,000 was completed in October 2006. The issue of $6,186,000 completed in March 2003 was assumed in the American Horizons acquisition. Issuances of $7,841,000 and $8,224,000 were assumed in the Pocahontas and PIC acquisitions, respectively. The Company issued $25,775,000 in November 2007 and $7,217,000 in March 2008 to provide funding for various business activities, primarily loan growth.

The term of the securities is 30 years, and they are callable at par by the Company anytime after 5 years. Interest is payable quarterly and may be deferred at any time at the election of the Company for up to 20 consecutive quarterly periods. During a deferral period, the Company is subject to certain restrictions, including being prohibited from declaring dividends to its common shareholders. The capital note matures in seven years and is callable in full or in $1,000,000 increments by the Company at anytime within the seven-year term subject to 30-day written notice to the noteholder. Interest on the note is payable quarterly.

The debentures qualify as Tier 1 Capital and the capital note qualifies as Tier 2 capital for regulatory purposes.

Advances and long-term debt at December 31, 2008 have maturities or call dates in future years as follows:

(dollars in thousands)	Amount
Year Ending December 31,
2009	$168,073
2010	86,015
2011	89,643
2012	88,513
2013	22,196
2014 and thereafter	114,039

Total	$568,479

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

At December 31, 2008 and 2007, the information pertaining to outstanding interest rate swap agreements is as follows:

(dollars in thousands)	2008	2007
Notional amount	$391,125	$173,036
Weighted average pay rate	3.5%	3.4%
Weighted average receive rate	4.0%	3.5%
Weighted average maturity in years	9.2	5.8
Unrealized gain (loss) relating to interest rate swaps	$(1,241)	$(146)

Changes in the fair value of interest rate swaps designated as hedging the variability of cash flows associated with long-term debt are reported in other comprehensive income. These amounts subsequently are reclassified into interest income and interest expense as a yield adjustment in the same period in which the related interest on the long-term debt affects earnings. As a result of these interest rate swaps, interest expense was increased by $275,000 and decreased by $144,000 for the years ended December 31, 2008 and 2007, respectively. Net cash settlements received on interest rate swaps not qualifying for hedge accounting in 2008 amounted to $5,000 and are reported in noninterest income.

NOTE 12 – INCOME TAXES

The provision for income tax expense consists of the following:

	Years Ended December 31,
(dollars in thousands)	2008	2007	2006
Current expense	$15,063	$9,311	$8,100
Deferred expense (benefit)	(305)	2,004	4,381
Tax credits	(760)	(848)	(927)
Tax benefits attributable to items charged to equity and goodwill	1,872	6,693	2,981

Total income tax expense	$15,870	$17,160	$14,535

There was a balance payable of $4,642,000 and a balance receivable of $864,000 for federal and state income taxes at December 31, 2008 and 2007, respectively. The provision for federal income taxes differs from the amount computed by applying the federal income tax statutory rate of 35 percent on income from operations as indicated in the following analysis:

	Years Ended December 31,
(dollars in thousands)	2008	2007	2006
Federal tax based on statutory rate	$19,524	$20,465	$17,581

State tax based on statutory rate	987	1,261	582

Increase (decrease) resulting from:
Effect of tax-exempt income	(4,227)	(4,324)	(3,039)
Interest and other nondeductible expenses	770	881	555
Tax credits	(760)	(848)	(927)
Other	(424)	(275)	(217)

Income tax expense	$15,870	$17,160	$14,535

Effective rate	28.5%	29.3%	28.9%

The net deferred tax asset at December 31, 2008 and 2007 is as follows:

(dollars in thousands)	2008	2007
Deferred tax asset:
Allowance for loan losses	$14,533	$13,428
Discount on purchased loans Deferred compensation	334 1,430	348 1,487
Investments acquired	1,344	2,282
Borrowings	280	620
Swap loss	71	—
Unrealized loss on cash flow hedges	434	78
Other	2,646	2,154

Subtotal	21,072	20,397

Deferred tax liability:
FHLB stock	(760)	(1,359)
Premises and equipment	(4,301)	(3,752)
Acquisition intangibles	(9,746)	(9,810)
Time Deposits	—	(13)
Deferred loan costs	(1,654)	(1,643)
Unrealized gain on investments classified as available for sale	(6,983)	(3,161)
Swap gain		(27)
Other	(3,323)	(3,166)

Subtotal	(26,767)	(22,931)

Deferred tax asset (liability), net	$(5,695)	$(2,534)

Retained earnings at December 31, 2008 and 2007 included approximately $21,864,000 accumulated prior to January 1, 1987 for which no provision for federal income taxes has been made. If this portion of retained earnings is used in the future for any purpose other than to absorb bad debts, it will be added to future taxable income.

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

The Company recognizes interest and penalties accrued related to unrecognized tax benefits, if applicable, in noninterest expense. During the years ended December 31, 2008, 2007, and 2006, the Company did not recognize any interest or penalties in its consolidated financial statements, nor has it recorded an accrued liability for interest or penalty payments.

NOTE 13 – EARNINGS PER SHARE

Weighted average shares of common stock outstanding for basic EPS excludes the weighted average unvested shares in the Recognition and Retention Plan (“RRP”) of 391,230, 407,706, and 333,753 shares at December 31, 2008, 2007 and 2006, respectively, and the weighted average shares purchased in Treasury Stock of 1,884,549, 1,979,790, and 2,131,786, at December 31, 2008, 2007, and 2006, respectively. Shares not included in the calculation of diluted EPS because they are anti-dilutive were stock options of 373,390, 326,501, and 57,643 and RRP grants of 203,975, 284,781, and 35,477 at December 31, 2008, 2007 and 2006, respectively. The following sets forth the computation of basic net income per common share and diluted net income per common share.

	Years Ended December 31,
	2008	2007	2006
Numerator:
Income applicable to common shares	$39,564,000	$41,310,000	$35,695,000

Denominator:
Weighted average common shares outstanding	12,688,741	12,203,127	9,401,245
Effect of dilutive securities:
Stock options outstanding	273,614	360,697	516,079
Warrants	7,699	7,756	9,185
Restricted stock grants	56,843	69,687	66,843

Weighted average common shares outstanding – assuming dilution	13,026,897	12,641,267	9,993,352

Earnings per common share	$3.12	$3.39	$3.80
Earnings per common share – assuming dilution	$3.04	$3.27	$3.57

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

Quantitative measures established by regulation to ensure capital adequacy require the Company, IBERIABANK, and Pulaski Bank to maintain minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to average assets. Management believes, as of December 31, 2008 and 2007, that the Company, IBERIABANK, and Pulaski Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2008, the most recent notification from the Federal Deposit Insurance Corporation categorized IBERIABANK and Pulaski Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since the notification that management believes have changed either entity’s category. The Company’s, IBERIABANK’s, and Pulaski Bank’s actual capital amounts and ratios as of December 31, 2008 and 2007 are presented in the following table.

(dollars in thousands)	Actual		Minimum		Well Capitalized
	Amount	Ratio	Amount	Ratio	Amount		Ratio
December 31, 2008

Tier 1 leverage capital:
IBERIABANK Corporation	$570,851	11.27%	$202,555	4.00%	$	N/A	N/A	%
IBERIABANK	276,506	7.58	145,897	4.00		182,371	5.00
Pulaski Bank	120,255	8.78	54,786	4.00		68,482	5.00

Tier 1 risk-based capital:
IBERIABANK Corporation	570,851	14.07	162,338	4.00		N/A	N/A
IBERIABANK	276,506	9.10	121,528	4.00		182,292	6.00
Pulaski Bank	120,255	12.50	38,482	4.00		57,722	6.00

Total risk-based capital:
IBERIABANK Corporation	636,723	15.69	324,675	8.00		N/A	N/A
IBERIABANK	328,177	10.80	243,055	8.00		303,819	10.00
Pulaski Bank	132,128	13.74	76,930	8.00		96,163	10.00

December 31, 2007

Tier 1 leverage capital:
IBERIABANK Corporation	$339,711	7.42%	$183,140	4.00%	$	N/A	N/A	%
IBERIABANK	249,099	7.40	134,698	4.00		168,372	5.00
Pulaski Bank	90,434	7.68	47,093	4.00		58,867	5.00

Tier 1 risk-based capital:
IBERIABANK Corporation	339,711	9.32	145,752	4.00		N/A	N/A
IBERIABANK	249,099	9.14	109,020	4.00		163,530	6.00
Pulaski Bank	90,434	10.16	35,605	4.00		53,408	6.00

Total risk-based capital:
IBERIABANK Corporation	377,996	10.37	291,505	8.00		N/A	N/A
IBERIABANK	273,516	10.04	218,040	8.00		272,550	10.00
Pulaski Bank	101,561	11.41	71,210	8.00		89,013	10.00

NOTE 15 – SHARE-BASED COMPENSATION

The Company has various types of share-based compensation plans. These plans are administered by the Compensation Committee of the Board of Directors, which selects persons eligible to receive awards and determines the number of shares and/or options subject to each award, the terms, conditions and other provisions of the awards.

STOCK OPTION PLANS: The Company issues stock options under various plans to directors, officers and other key employees. The option exercise price cannot be less than the fair value of the underlying common stock as of the date of the option grant and the maximum option term cannot exceed ten years. The stock options granted were issued with vesting periods ranging from one-and-a half to seven years. At December 31, 2008, future awards of 363,495 shares could be made under approved incentive compensation plans.

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

As a result of adopting SFAS No. 123(R), the Company’s net income for the year ended December 31, 2008, 2007 and 2006 included $689,000, $649,000 and $237,000 of compensation costs and $241,000, $227,000 and $83,000 of income tax benefits related to stock options granted under share-based compensation arrangements, respectively. The impact on basic and diluted earnings per share was $0.04 and $0.03 for the year ended December 31, 2008 and $0.03 and $0.02 for the years ended December 31, 2007 and 2006, respectively. There would have been no effect on net income or earnings per share under APB Opinion No. 25.

The Company reported $1,650,000, $796,000 and $3,112,000 of excess tax benefits as financing cash inflows during the years ended December 31, 2008, 2007 and 2006, respectively, related to the exercise and vesting of share-based compensation grants. Net cash proceeds from the exercise of stock options were $2,787,000, $3,171,000 and $3,282,000 for the years ended December 31, 2008, 2007 and 2006.

The Company uses the Black-Scholes option pricing model to estimate the fair value of share-based awards with the following weighted-average assumptions for the indicated periods:

	For the Year Ended December 31,
	2008	2007	2006
Expected dividends	2.1%	2.0%	2.0%
Expected volatility	24.0%	23.6%	24.7%
Risk-free interest rate	4.6%	4.7%	4.7%
Expected term (in years)	7.0	7.0	7.0
Weighted-average grant-date fair value	$15.67	$15.98	$16.56

The assumptions above are based on multiple factors, including historical stock option exercise patterns and post-vesting employment termination behaviors, expected future exercise patterns and the expected volatility of the Company’s stock price.

At December 31, 2008, there was $3,509,000 of unrecognized compensation cost related to stock options which is expected to be recognized over a weighted-average period of 5.1 years.

The following table represents the activity related to stock options:

	Number of shares	Weighted average exercise price	Weighted average remaining contract life
Outstanding options, December 31, 2005	1,550,961	29.55
Granted	135,726	58.25
Exercised	(188,870)	18.56
Forfeited or expired	(2,500)	43.46

Outstanding options, December 31, 2006	1,495,317	$33.52
Granted	182,419	57.58
Exercised	(132,553)	24.26
Forfeited or expired	(8,300)	48.67

Outstanding options, December 31, 2007	1,536,883	$37.09
Granted	26,500	47.45
Exercised	(178,953)	19.29
Forfeited or expired	(26,689)	52.12

Outstanding options, December 31, 2008	1,357,741	$39.35	5.1 Years

Outstanding exercisable at December 31, 2006	1,359,591	$31.05

Outstanding exercisable at December 31, 2007	1,243,827	$32.20

Outstanding exercisable at December 31, 2008	1,092,758	$35.11	4.3 Years

The following table presents the weighted average remaining life as of December 31, 2008 for options outstanding within the stated exercise prices:

	Outstanding			Exercisable
Exercise Price Range Per Share	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life	Number of Options	Weighted Average Exercise Price
$10.70 to $12.05	75,020	$10.88	1.1 years	75,020	$10.88
$12.06 to $15.80	20,000	$14.86	0.6 years	20,000	$14.86
$15.81 to $19.50	24,222	$18.41	1.8 years	24,222	$18.41
$19.51 to $29.90	265,197	$22.27	2.8 years	265,197	$22.27
$29.91 to $39.85	196,386	$31.87	4.2 years	196,386	$31.87
$39.86 to $49.79	456,477	$46.34	5.8 years	438,277	$46.37
$49.80 to $51.11	10,500	$50.51	8.6 years	2,500	$51.05
$51.12 to $54.91	14,750	$52.40	7.4 years	10,537	$51.78
$54.92 to $60.00	295,189	$57.97	7.8 years	60,619	$58.07

	1,357,741	$39.35	5.1 years	1,092,758	$35.11

Shares reserved for future stock option grants to employees and directors under existing plans were 363,495 at December 31, 2008. At December 31, 2008, the aggregate intrinsic value of shares underlying outstanding stock options and underlying exercisable stock options was $14,861,000 and $14,816,000. Total intrinsic value of options exercised was $1,187,000 for the year ended December 31, 2008.

RESTRICTED STOCK PLANS: The Company issues restricted stock under various plans for certain officers and directors. A supplemental stock benefit plan adopted in 1999 and the 2001, 2005, and 2008 Incentive Plans allow grants of restricted stock. The plans allow for the issuance of restricted stock awards that may not be sold or otherwise transferred until certain restrictions have lapsed. The holders of the restricted stock receive dividends and have the right to vote the shares. The fair-value cost of the restricted stock shares awarded under these plans is recorded as unearned share-based compensation, a contra-equity account. The unearned compensation related to these awards is amortized to compensation expense over the vesting period (generally three to seven years). The total share-based compensation expense for these awards is determined based on the market price of the Company’s common stock at the date of grant applied to the total number of shares granted and is amortized over the vesting period. As of December 31, 2008, unearned share-based compensation associated with these awards totaled $17,932,000. For the years ended December 31, 2008, 2007 and 2006, the amount included in compensation expense related to restricted stock grants was $3,853,000, $3,490,000, and $2,600,000, respectively. The weighted average grant date fair value of the restricted stock granted during the years ended December 31, 2008, 2007, and 2006 was $47.26, $57.21, and $57.90, respectively. Upon adoption of SFAS No. 123(R), the Company was required to change its policy from recognizing forfeitures as they occur to one where expense is recognized based on expectations of the awards that will vest over the requisite service period. This change had an immaterial cumulative effect on the Company’s results of operations.

The following table represents unvested restricted stock award activity for the years ended December 31, 2008, 2007, and 2006, respectively:

	For the Year Ended December 31,
	2008	2007	2006
Balance, beginning of year	401,917	337,830	287,773
Granted	116,850	151,604	116,502
Forfeited	(17,338)	(21,288)	(4,930)
Earned and issued	(86,641)	(66,229)	(61,515)

Balance, end of year	414,788	401,917	337,830

401 (K) PROFIT SHARING PLAN: The Company has a 401(k) Profit Sharing Plan covering substantially all of its employees. Annual employer contributions to the plan are set by the Board of Directors. The Company made $651,000 and $687,000 in contributions for the years ended December 31, 2008 and 2007. There were no contributions made for the year ended December 31, 2006. The Plan provides, among other things, that participants in the Plan be able to direct the investment of their account balances within the Profit Sharing Plan into alternative investment funds. Participant deferrals under the salary reduction election may be matched by the employer based on a percentage to be determined annually by the employer.

PHANTOM STOCK AWARDS: As part of the 2008 Incentive Compensation Plan, the Company issues phantom stock awards to certain key officers and employees. The award is subject to a vesting period of seven years and is paid out in cash upon vesting. The amount paid per vesting period is calculated as the number of vested “share equivalents” multiplied by the closing market price of a share of the Company’s common stock on the vesting date. Share equivalents are calculated on the date of grant as the total award’s dollar value divided by the closing market price of a share of the Company’s common stock on the grant date.

Award recipients are also entitled to a “dividend equivalent” on each unvested share equivalent held by the award recipient. A dividend equivalent is a dollar amount equal to the cash dividends that the participant would have been entitled to receive if the participant’s share equivalents were issued in shares of common stock. Dividend equivalents will be deemed to be reinvested as share equivalents that will vest and be paid out on the same date as the underlying share equivalents on which the dividend equivalents were paid. The number of share equivalents acquired with a dividend equivalent shall be determined by dividing the aggregate of dividend equivalents paid on the unvested share equivalents by the closing price of a share of the Company’s common stock on the dividend payment date.

During 2008, the Company awarded 35,349 total share equivalents to certain key employees, comprised of 34,947 original share awards and 402 share awards from dividend equivalents earned. The Company recorded $54,000 in compensation expense for the year ended December 31, 2008, based on the number of share equivalents vested at year-end and the current market price of $48.00 per share of common stock,. There were no awards vested in 2008 according to the vesting provisions of the plan and thus no cash payments made to award recipients in 2008.

NOTE 16 – RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Company has granted loans to executive officers and directors and their affiliates amounting to $3,097,000 and $3,219,000 at December 31, 2008 and 2007, respectively. During the year ended December 31, 2008, total principal additions were $8,315,000 and total principal payments were $8,821,000. Unfunded commitments to executive officers and directors and their affiliates totaled $2,061,000 and $1,483,000 at December 31, 2008 and 2007, respectively. None of the related party loans were classified as nonaccrual, past due, restructured or potential problem loans at December 31, 2008 or 2007.

Deposits from related parties held by the Company through IBERIABANK and Pulaski Bank at December 31, 2008 and 2007 amounted to $2,906,000 and $1,299,000, respectively.

NOTE 17 – OFF-BALANCE SHEET ACTIVITIES

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The same credit policies are used in these commitments as for on-balance sheet instruments. The Company’s exposure to credit loss in the event of nonperformance by the other parties is represented by the contractual amount of the financial instruments. At December 31, 2008, the fair value of guarantees under commercial and standby letters of credit was $277,000. This amount represents the unamortized fee associated with these guarantees and is included in the consolidated balance sheet of the Company. This fair value will decrease over time as the existing commercial and standby letters of credit approach their expiration dates.

At December 31, 2008 and 2007, the Company had the following financial instruments outstanding, whose contract amounts represent credit risk:

	Contract Amount
(dollars in thousands)	2008	2007
Commitments to grant loans	$117,429	$88,025
Unfunded commitments under lines of credit	807,135	748,557
Commercial and standby letters of credit	27,664	26,356

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

Unfunded commitments under commercial lines-of-credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. Many of these types of commitments do not contain a specified maturity date and may not be drawn upon to the total extent to which the Company is committed.

The Company is subject to certain claims and litigation arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material effect on the consolidated financial position of the Company.

Note 18 – FAIR VALUE MEASUREMENTS

On January 1, 2008, the Company adopted the provisions of SFAS No. 157, Fair Value Measurement, and SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability and establishes a fair value hierarchy that prioritizes the inputs used to develop those assumptions and measure fair value. The hierarchy requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•	Level 1 — Quoted prices in active markets for identical assets or liabilities.

•

Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

A description of the valuation methodologies used for instruments measured at fair value follows, as well as the classification of such instruments within the valuation hierarchy.

Securities available for sale

Securities are classified within Level 1 where quoted market prices are available in an active market. Inputs include securities that have quoted prices in active markets for identical assets. If quoted market prices are unavailable, fair value is estimated using quoted prices of securities with similar characteristics, at which point the securities would be classified within Level 2 of the hierarchy. Examples may include certain collateralized mortgage and debt obligations. The Company’s current portfolio does not include Level 3 securities as of December 31, 2008.

Mortgage loans held for sale

As of December 31, 2008, the Company has $63,503,000 of conforming mortgage loans held for sale. Mortgage loans originated and held for sale are carried at the lower of cost or estimated fair value. The Company obtains quotes or bids on these loans directly from purchasing financial institutions. Typically these quotes include a premium on the sale and thus these quotes indicate the fair value of the held for sale loans is greater than cost. At December 31, 2008, the entire balance of $63,503,000 is recorded at cost.

Impaired Loans

Loans are measured for impairment using the methods permitted by SFAS No. 114, Accounting by Creditors for Impairment of a Loan. Fair value of impaired loans is measured by either the loans obtainable market price, if available (Level 1), the fair value of the collateral if the loan is collateral dependent (Level 2), or the present value of expected future cash flows, discounted at the loans effective interest rate (Level 3). Fair value of the collateral is determined by appraisals or independent valuation.

Other Real Estate Owned (OREO)

As of December 31, 2008, the Company has $16,312,000 in OREO and foreclosed property, which includes all real estate, other than bank premises used in bank operations, owned or controlled by the Company, including real estate acquired in settlement of loans. Properties are recorded at the balance of the loan or at estimated fair value less estimated selling costs, whichever is less, at the date acquired. Fair values of OREO at December 31, 2008 are determined by sales agreement or appraisal, and costs to sell are based on estimation per the terms and conditions of the sales agreement. Inputs include appraisal values on the properties or recent sales activity for similar assets in the property’s market, and thus OREO measured at fair value would be classified within Level 2 of the hierarchy.

Derivative Financial Instruments

The Company utilizes interest rate swap agreements to convert a portion of its variable-rate debt to a fixed rate (cash flow hedge). The Company also enters into commitments to originate loans whereby the interest rate on the prospective loan is determined prior to funding (“rate lock commitments”). Rate lock commitments on mortgage loans that are intended to be sold are considered to be derivatives. Fair value of the interest rate swap and interest rate lock commitments are estimated using prices of financial instruments with similar characteristics, and thus the commitments are classified within Level 2 of the fair value hierarchy.

The Company’s adoption of SFAS No. 157 did not have a material impact on its consolidated financial statements. The Company has segregated all financial assets and liabilities that are measured at fair value on a recurring basis into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date in the table below.

Recurring Basis

	December 31, 2008	Fair Value Measurements at December 31, 2008 Using
(dollars in thousands) Description		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Available-for-sale securities	$828,743	$12,929	$815,814	$—
Derivative instruments	20,559	—	20,559	—

Total	$849,302	$12,929	$836,373	$—

Liabilities
Derivative instruments	21,800	—	21,800	—

Total	$21,800	$—	$21,800	$—

Gains and losses (realized and unrealized) included in earnings (or changes in net assets) during 2008 related to assets and liabilities measured at fair value on a recurring basis are reported in noninterest income or other comprehensive income as follows:

(dollars in thousands)	Noninterest income	Other comprehensive income
Total gains (losses) included in earnings (or changes in net assets)	$823	$—

Change in unrealized gains or losses relating to assets still held at December 31, 2008	$—	$6,569

The Company has segregated all financial assets and liabilities that are measured at fair value on a nonrecurring basis into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date in the table below.

Nonrecurring Basis

	December 31, 2008	Fair Value Measurements at December 31, 2008 Using
(dollars in thousands) Description		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Impaired Loans	$18,649	—	$18,649	—

Premises and equipment, net	60	—	—	60

OREO	414	—	414	—

Total	$19,123	$—	$19,063	$60

In accordance with the provisions of FASB Statement No. 114, Accounting by Creditors for Impairment of a Loan, the Company records loans considered impaired at their fair value. A loan is considered impaired if it is probable the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Fair value is measured at the fair value of the collateral for collateral-dependent loans. Impaired loans with an outstanding balance of $21,489,000 were recorded at their fair value at December 31, 2008. These loans include a reserve of $2,840,000 included in the Company’s allowance for loan losses.

In accordance with the provisions of Statement 144, certain long-lived assets at one of the Company’s branches with a carrying amount of $444,000 were written down to their fair value of $60,000, resulting in an impairment charge of $384,000, which was included in earnings for the year ended December 31, 2008.

In accordance with the OREO treatment described, the Company included property writedowns of $282,000 in earnings for the year ended December 31, 2008.

The Company did not record any liabilities at fair value for which measurement of the fair value was made on a nonrecurring basis during the year ended December 31, 2008.

SFAS No. 159 provides the Company with an option to report selected financial assets and liabilities at fair value. The fair value option established by this Statement permits the Company to choose to measure eligible items at fair value at specified election dates and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each reporting date subsequent to implementation.

The Company has currently chosen not to elect the fair value option for any items that are not already required to be measured at fair value in accordance with accounting principles generally accepted in the United States, and as such has not included any gains or losses in earnings for the year ended December 31, 2008.

NOTE 19 – FAIR VALUE OF FINANCIAL INSTRUMENTS

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

Investment Securities: Fair value equals quoted market prices in an active market. If quoted market prices are unavailable, fair value is estimated using pricing models or quoted prices of securities with similar characteristics.

Loans: The fair value of mortgage loans receivable was estimated based on present values using entry-value rates at December 31, 2008 and 2007, weighted for varying maturity dates. Other loans receivable were valued based on present values using entry-value interest rates at December 31, 2008 and 2007 applicable to each category of loans. Fair values of mortgage loans held for sale are based on commitments on hand from investors or prevailing market prices.

Deposits: The fair value of NOW accounts, money market deposits and savings accounts was the amount payable on demand at the reporting date. Certificates of deposit were valued using a weighted average rate calculated based upon rates at December 31, 2008 and 2007 for deposits of similar remaining maturities.

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

Off-Balance Sheet Items: The Company has outstanding commitments to extend credit and standby letters of credit. These off-balance sheet financial instruments are generally exercisable at the market rate prevailing at the date the underlying transaction will be completed. At December 31, 2008 and 2007, the fair value of guarantees under commercial and standby letters of credit was immaterial.

The estimated fair values and carrying amounts of the Company’s financial instruments are as follows:

	December 31, 2008		December 31, 2007
(dollars in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets
Cash and cash equivalents	$345,865	$345,865	$123,105	$123,105
Investment securities	889,476	889,693	804,877	805,508
Loans and loans held for sale	3,807,905	3,769,857	3,487,734	3,480,059
Derivative instruments	20,559	20,599	4,623	4,623

Financial Liabilities
Deposits	$3,995,816	$3,847,939	$3,484,828	$3,488,147
Short-term borrowings	208,213	208,213	436,146	436,146
Long-term debt	568,479	584,696	457,624	443,380
Derivative instruments	21,800	21,800	4,768	4,768

The fair value estimates presented herein are based upon pertinent information available to management as of December 31, 2008 and 2007. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

NOTE 20 – SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

Issuance of Preferred Stock

On December 5, 2008, the Company completed the sale of 90,000 shares of its $1,000 par value Fixed Rate Cumulative Perpetual Preferred Stock, Series A (“preferred stock”), to the U.S. Treasury as part of the announced Capital Purchase Program (“CPP”). The preferred shares include a 10-year warrant to purchase up to 276,980 shares of the Company’s common stock at an exercise price of $48.74 per share, for an aggregate purchase price of $13,500,000. The Company will pay the U.S. Treasury a 5.0% annual dividend on a quarterly basis, or $4,500,000 million annually, for each of the first five years of the investment, and 9.0% thereafter unless the Company redeems the shares. The fair value allocation of the $90,000,000 proceeds between the preferred shares and the warrant resulted in $87,779,000 allocated to the preferred shares and $2,221,000 allocated to the warrant. Accrued dividends on the preferred shares reduced retained earnings by $348,000 during 2008. Both the preferred securities and the warrant are accounted for as components of the Company’s regulatory Tier 1 Capital. The funds received from the issuance significantly strengthened the Company’s capital position, but has had a dilutive effect on the Company’s earnings per share for the year ended December 31, 2008.

Subsequent Event

On February 26, 2009, the Company announced it has filed notice to the U.S. Treasury that the Company will redeem all of the 90,000 outstanding shares of its preferred stock at a total redemption price of $90,575,000. On the March 31, 2009 redemption date, the redemption price will become due and payable on each share of the preferred stock and dividends will cease to accrue. At that time, all rights of the Treasury, as the holder thereof, will terminate, except the right to receive the redemption price upon surrender of the Preferred Stock certificate. The redemption price represents the $1,000 per share liquidation amount of the preferred stock, plus a final pro rata accrued dividend of $575,000.

Comprehensive Income

Comprehensive income is the total of net income and all other non-shareholder changes in equity. Items recognized as components of comprehensive income or loss are displayed in the Company’s consolidated statements of changes in shareholders’ equity. The following is a summary of the changes in the components of other comprehensive income:

	Years Ended December 31,
(dollars in thousands)	2008	2007	2006
Balance at beginning of year, net	$5,869	$(3,483)	$(6,341)
Unrealized gain (loss) on securities available for sale	12,025	13,791	310
Reclassification adjustment for net (gains) losses realized in net income	(1,102)	596	4,087

Net unrealized gain (loss)	10,923	14,387	4,397
Tax effect	3,823	5,035	(1,539)

Net of tax change	7,100	9,352	2,858

Balance at end of year, net	12,969	5,869	(3,483)

Balance at beginning of year, net	$(144)	$177	$712
Unrealized gain (loss) on cash flow hedges	(817)	(493)	(823)
Tax effect	286	172	288

Net of tax change	(531)	(321)	(535)

Balance at end of year, net	(675)	(144)	177

Total change in other comprehensive income (loss), net of income taxes	$6,569	$9,031	$2,323

Total balance in other comprehensive income (loss), net of income taxes	$12,294	$5,725	$(3,306)

NOTE 21 – RESTRICTIONS ON DIVIDENDS, LOANS AND ADVANCES

IBERIABANK is restricted under applicable laws in the payment of dividends to an amount equal to current year earnings plus undistributed earnings for the immediately preceding year, unless prior permission is received from the Commissioner of Financial Institutions for the State of Louisiana. Dividends payable by IBERIABANK in 2009 without permission will be limited to 2009 earnings plus an additional $27,078,000.

Pulaski Bank is restricted under applicable laws in the payment of dividends to an amount equal to current year earnings plus undistributed earnings for the immediately preceding two years, unless prior permission is received from the Office of Thrift Supervision. Dividends payable by Pulaski Bank in 2009 without permission will be limited to 2009 earnings plus an additional $31,000.

Funds available for loans or advances by IBERIABANK or Pulaski Bank to the Company amounted to $46,483,000. In addition, dividends paid by IBERIABANK or Pulaski Bank to the Company would be prohibited if the effect thereof would cause IBERIABANK’s or Pulaski Bank’s capital to be reduced below applicable minimum capital requirements.

NOTE 22 – CONDENSED PARENT COMPANY ONLY FINANCIAL STATEMENTS

Condensed financial statements of IBERIABANK Corporation (parent company only) are shown below. The parent company has no significant operating activities.

Condensed Balance Sheets

December 31, 2008 and 2007

(dollars in thousands)	2008	2007
Assets
Cash in bank	$168,313	$2,937
Investment in subsidiaries	660,170	597,252
Other assets	32,924	14,877

Total assets	$861,407	$615,066

Liabilities and Shareholders’ Equity
Liabilities	$127,199	$117,007
Shareholders’ equity	734,208	498,059

Total liabilities and shareholders’ equity	$861,407	$615,066

Condensed Statements of Income

Years Ended December 31, 2008, 2007 and 2006

(dollars in thousands)	2008	2007	2006
Operating income
Dividends from subsidiaries	$25,200	$14,500	$15,500
Reimbursement of management expenses	28,980	—	—
Other income	343	362	1,628

Total operating income	54,523	14,862	17,128

Operating expenses
Interest expense	7,383	7,421	3,127
Salaries and employee benefits expense	27,483	4,468	2,838
Other expenses	11,971	1,724	1,539

Total operating expenses	46,837	13,613	7,504

Income before income tax expense and increase in equity in undistributed earnings of subsidiaries	7,686	1,249	9,624

Income tax benefit	5,933	4,476	1,981

Income before increase in equity in undistributed earnings of subsidiaries	13,619	5,725	11,605

Equity in undistributed earnings of subsidiaries	26,293	35,585	24,090

Net Income	$39,912	$41,310	$35,695
Preferred Stock Dividends	(348)	—	—

Income available to common shareholders	$39,564	$41,310	$35,695

Condensed Statements of Cash Flows

Years Ended December 31, 2008, 2007, and 2006

(dollars in thousands)	2008	2007	2006
Cash Flows from Operating Activities

Net income	$39,912	$41,310	$35,695

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	(226)	(407)	(23)
Net income of subsidiaries	(40,793)	(35,561)	(24,090)
Noncash compensation expense	5,106	4,530	3,150
Gain on sale of assets	(3)	—	—
Derivative losses (gains) on swaps	(549)	726	(803)

Increase in dividend receivable from subsidiaries	—	11,500	3,500
Cash retained from tax benefit associated with share-based payment arrangements	(1,650)	(796)	(3,112)
Other, net	12,105	(6,024)	892

Net Cash Provided by Operating Activities	13,902	15,278	15,209

Cash Flows from Investing Activities
Cash received in excess of cash paid in acquisition	128,464	(5,836)	—
Proceeds from sale of premises and equipment	17	—	—
Purchases of premises and equipment	487	—	—
Capital contributed to subsidiary	—	—	—
Payments received from ESOP	—	—	—
Acquisition	(163,487)	(96,629)	—

Net Cash Provided by Investing Activities	(34,519)	(102,465)	—

Cash Flows from Financing Activities
Dividends paid to shareholders	(17,870)	(16,138)	(11,390)
Proceeds from long-term debt	7,000	78,810	15,000
Common stock issued	109,855	—	30,000
Preferred stock issued and common stock warrants	90,000
Repayments of long-term debt	(6,667)	(15,310)	—
Costs of issuance of common stock	—	(38)	(1,540)
Payments to repurchase common stock	(762)	(9,607)	(8,032)
Proceeds from sale of treasury stock for stock options exercised	2,787	3,171	3,282
Cash retained from tax benefit associated with share-based payment arrangements	1,650	796	3,112

Net Cash Provided by (Used in) Financing Activities	185,993	41,684	30,432

Net Increase (Decrease) in Cash and Cash Equivalents	165,376	(45,503)	45,641

Cash and Cash Equivalents at Beginning of Period	2,937	48,440	2,799

Cash and Cash Equivalents at End of Period	$168,313	$2,937	$48,440

NOTE 23 – QUARTERLY RESULTS OF OPERATIONS

(dollars in thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year Ended December 31, 2008

Total interest income	$67,310	$65,120	$66,323	$65,074
Total interest expense	34,484	32,647	31,145	27,907

Net interest income	32,826	32,473	35,178	37,167
Provision for loan losses	2,695	1,537	2,131	6,206

Net interest income after provision for loan losses	30,131	30,936	33,047	30,961

Gain (loss) on sale of investments, net	122	482	8	525
Other noninterest income	26,164	22,201	22,567	19,863
Noninterest expense	36,796	40,282	43,595	40,552

Income before income taxes	19,621	13,337	12,027	10,797
Income tax expense	6,266	3,811	3,272	2,521

Net Income	13,355	9,526	8,755	8,276
Preferred stock dividends	—	—	—	(348)

Income available to common shareholders	$13,355	$9,526	$8,755	$7,928

Earnings per share – basic	$1.08	$0.76	$0.70	$0.60
Earnings per share – diluted	$1.05	$0.74	$0.68	$0.58

Year Ended December 31, 2007

Total interest income	$57,100	$65,816	$69,349	$69,981
Total interest expense	29,610	35,152	37,276	36,689

Net interest income	27,490	30,664	32,073	33,292
Provision for (reversal of) loan losses	211	(595)	(1,693)	3,602

Net interest income after provision for loan losses	27,279	31,259	33,766	29,690

Gain (loss) on sale of investments, net	11	824	(23)	603
Other noninterest income	14,154	20,987	20,350	19,688
Noninterest expense	29,097	38,692	36,294	36,034

Income before income taxes	12,347	14,378	17,799	13,947
Income tax expense	3,192	4,351	5,738	3,880

Net Income	$9,155	$10,027	$12,061	$10,067

Earnings per share – basic	$0.79	$0.80	$0.97	$0.81
Earnings per share – diluted	$0.76	$0.78	$0.94	$0.79