Form 10-K, Exhibit 13
period 2009-12-31
IBERIABANK CORP
filed 2010-03-16
CIK 933141

EXHIBIT 13

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is intended to assist readers in understanding the consolidated financial condition and results of operations of IBERIABANK Corporation (the “Company”) and its wholly owned subsidiaries, IBERIABANK, IBERIABANK fsb (formerly Pulaski Bank & Trust Company), Lenders Title Company (“LTC”), and IBERIA Capital Partners, LLC (“ICP”) as of December 31, 2009 and 2008 and for the years ended December 31, 2007 through 2009. This discussion should be read in conjunction with the audited consolidated financial statements, accompanying footnotes and supplemental financial data included herein.

The Company offers commercial and retail banking products and services to customers in locations in six states through IBERIABANK and IBERIABANK fsb. The Company also operates mortgage production offices in twelve states through IBERIABANK fsb’s subsidiary, IBERIABANK Mortgage Company (“IMC”), and offers a full line of title insurance and closing services throughout Arkansas and Louisiana through LTC and its subsidiaries.

EXECUTIVE OVERVIEW

The Company’s results of operations and financial condition were impacted by a number of significant events during 2009. Management undertook these strategic initiatives to position the Company for future growth through core earnings and provide additional capital to fund the Company’s growing operations.

Preferred Stock Redemption

In December 2008, the Company completed the sale of 90,000 shares of its $1.00 par value, $1,000 liquidation value Fixed Rate Cumulative Perpetual Preferred Stock, Series A (“preferred stock”), to the United States Department of the Treasury. The preferred shares included a 10-year warrant to purchase up to 138,490 shares of the Company’s common stock at an exercise price of $48.74 per share, for an aggregate purchase price of $6.8 million. The preferred stock and warrant were issued in association with the Capital Purchase Program (“CPP”) under the Treasury Department’s Troubled Asset Relief Program (commonly referred to as “TARP”). The preferred stock paid an annual dividend of 5.0% and qualified as Tier 1 capital. The fair value allocation of the $90.0 million in proceeds between the preferred shares and the warrant resulted in $87.8 million allocated to the preferred shares and $2.2 million allocated to the warrant.

On February 26, 2009, the Company announced it had filed notice to the U.S. Treasury that the Company would redeem all of the 90,000 outstanding shares of its preferred stock at a total redemption price of $90.6 million, which included the unpaid accrued interest. On the March 31, 2009 redemption date, the Company paid $90.6 million to the U.S Treasury to redeem the preferred stock. At the time of payment, all rights of the Treasury, as the holder of the preferred stock, terminated. At the time of payment, the preferred stock had a carrying value of $87.8 million. The remaining $2.7 million included an accrued dividend of $0.6 million and an accelerated deemed dividend of $2.2 million. As a result, for the year ended December 31, 2009, the dividend paid on the preferred shares totaled $3.4 million.

Acquisition Activity during 2009

Consistent with the Company’s growth strategy over the past 10 years, the Company completed three acquisitions during 2009 that significantly grew the Company’s asset base and extended the Company’s footprint into two new states.

CapitalSouth Bank

On August 21, 2009, the Company announced that IBERIABANK had entered into a purchase and assumption agreement with a loss share arrangement with the Federal Deposit Insurance Corporation (“FDIC”), as receiver of CapitalSouth Bank, Birmingham, Alabama (“CSB”) to assume all of the deposits and certain assets in a whole-bank acquisition of CSB, a full-service commercial bank headquartered in Birmingham, Alabama. IBERIABANK now operates ten former CSB branches in four Metropolitan Statistical Areas (“MSAs”): Birmingham, Montgomery, and Huntsville, Alabama, and Jacksonville, Florida.

The loans and other real estate owned (“OREO”) acquired are covered by a loss share agreement between IBERIABANK and the FDIC which affords IBERIABANK significant protection against future losses. Under the agreement, the FDIC will cover 80% of losses on the disposition of loans and OREO up to $135.0 million, or $108.0 million, and 95% of losses that exceed the $135.0 million threshold. The term for loss sharing on single-family residential real estate loans is ten years, while the term for loss sharing on non-residential real estate loans is eight years in respect to losses. The reimbursable losses from the FDIC are based on the book value of the relevant loans as determined by the FDIC at the date of the transaction. New loans made after that date are not covered by the provisions of the loss share agreement. IBERIABANK has recorded a receivable from the FDIC of $88.1 million, which represents the estimated fair value of the FDIC’s portion of the losses that are expected to be incurred and reimbursed to the Company.

Orion Bank

On November 13, 2009, IBERIABANK entered into a purchase and assumption agreement with a loss share arrangement with the FDIC, as receiver of Orion Bank (“Orion”), to purchase certain assets and assume certain deposit and other liabilities in a whole-bank acquisition of Orion, a full-service Florida-chartered commercial bank headquartered in Naples, Florida. IBERIABANK now operates 23 former Orion branches in five MSAs: Naples, Sarasota, Fort Myers, and Palm Beach, Florida, as well as the Florida Keys.

Similar to the agreement to purchase CapitalSouth, the loans and other real estate owned acquired are covered by a loss share agreement between IBERIABANK and the FDIC which affords IBERIABANK significant protection against future losses. Under the agreement, the FDIC will cover 80% of losses on the disposition of loans and OREO up to $550.0 million, or $440.0 million, and 95% of losses that exceed the $550.0 million threshold. The term for loss sharing on single-family residential real estate loans is ten years, while the term for loss sharing on non-residential real estate loans is five years in respect to losses and IBERIABANK reimbursement to the FDIC for a total of eight years for recoveries. The reimbursable losses from the FDIC are based on the book value of the relevant loans as determined by the FDIC at the date of the transaction. New loans made after that date are not covered by the provisions of the loss share agreement. IBERIABANK has recorded a receivable from the FDIC of $711.8 million, which represents the estimated fair value of the FDIC’s portion of the losses that are expected to be incurred and reimbursed to the Company.

Century Bank

Also on November 13, 2009, IBERIABANK, entered into a purchase and assumption agreement with a loss share arrangement with the FDIC, as receiver of Century Bank, FSB (“Century”), to purchase certain assets and assume certain deposit and other liabilities in a whole-bank acquisition of Century, a full-service federal thrift headquartered in Sarasota, Florida. IBERIABANK now operates 11 former Century branches in two Florida MSAs: Sarasota and Bradenton.

The loans and other real estate owned acquired are covered by a loss share agreement between IBERIABANK and the FDIC which affords IBERIABANK significant protection against future losses. Under the agreement, the FDIC will cover 80% of losses on the disposition of loans and OREO up to $285.0 million, or $228.0 million, and 95% of losses that exceed the $285.0 million threshold. The term for loss sharing on single-family residential real estate loans is ten years, while the term for loss sharing on non-residential real estate loans is five years in respect to losses and IBERIABANK reimbursement to the FDIC for a total of eight years for recoveries. The reimbursable losses from the FDIC are based on the book value of the relevant loans as determined by the FDIC at the date of the transaction. New loans made after that date are not covered by the provisions of the loss share agreement. IBERIABANK has recorded a receivable from the FDIC of $232.1 million, which represents the estimated fair value of the FDIC’s portion of the losses that are expected to be incurred and reimbursed to the Company.

The three acquisitions were accounted for under the purchase method of accounting in accordance with Accounting Standards Codification (“ASC”) Topic No. 805 (formerly Statement of Financial Accounting Standards No. 141(R), Business Combinations, or “FAS 141(R)”). Major categories of assets acquired and liabilities assumed, as well as the gain recorded on each transaction, are presented in the following table. Both the purchased assets and liabilities assumed were recorded at their respective acquisition date fair values. Identifiable intangible assets, including core deposit intangible assets, were recorded at fair value. Because the fair value of assets acquired and intangible assets created as a result of the acquisition exceeds the fair value of liabilities assumed, the provisions of ASC 805 allow the Company to record a gain resulting from the acquisitions in its consolidated statements of income for year ended December 31, 2009. The gains are included in noninterest income on the Company’s consolidated statements of income for the year ended December 31, 2009.

(dollars in thousands)	CapitalSouth	Orion	Century	Total

Assets
Investment securities	$46,027	$230,968	$22,128	$299,123
Loans	363,117	961,094	417,561	1,741,772
Other real estate owned	10,244	28,505	21,150	59,899
Core deposit intangible	377	10,421	2,243	13,041
FDIC loss share receivable	88,093	711,756	232,053	1,031,902
Other assets	102,805	418,944	116,874	638,624

Total Assets	$610,663	$2,361,688	$812,009	$3,784,361

Liabilities
Interest-bearing deposits	461,348	1,748,749	504,875	2,714,972
Noninterest-bearing deposits	56,543	134,337	110,940	301,820
Borrowings	30,619	344,690	143,006	518,315
Other liabilities	4,916	15,642	1,586	22,144

Total Liabilities	$553,425	$2,243,418	$760,407	$3,557,251

Total Equity	57,238	118,270	51,602	227,110

Total Liabilities and Equity	$610,663	$2,361,688	$812,009	$3,784,361

Change in Accounting Principle

The Company’s results of operations were also impacted by a change in accounting principle effective in the first quarter of 2009. In September 2008, the Financial Accounting Standards Board (“FASB”) issued accounting guidance that clarifies that share-based payment awards that entitle holders to receive non-forfeitable dividends before vesting should be considered participating securities and thus included in the calculation of basic earnings per share. Effective January 1, 2009, these awards are now included in the calculation of basic earnings per share under the “two-class” method, a change that reduces both basic and diluted earnings per share. The “two-class” method allocates earnings for the period between common shareholders and other security holders. All prior period per share data presented has been adjusted retrospectively to conform to the provisions of the principle. As a result of the adoption, basic and diluted income per common share for the year ended December 31, 2009 were $0.23 and $0.19 per share lower, respectively, than they would have been under the previously-used “treasury stock” method of per share calculation. For the year ended December 31, 2008, basic and diluted income per common share were $0.08 and $0.07 lower, respectively, under the current method than the previously reported method, and $0.08 and $0.06 per share lower, respectively, for the year ended December 31, 2007. Adoption had no effect on the Company’s retained earnings or other components of equity. For additional information, see Note 2 to the Company’s consolidated financial statements.

Balance Sheet Position and Results of Operations

The Company’s income available to common shareholders for 2009 totaled $147.9 million, or $8.03 per share on a diluted basis, a 273.8% increase compared to the $39.6 million earned for 2008. On a per share basis, this represents a 170.8% increase from the $2.97 per diluted share earned in 2008. The increase in per share earnings is a result of the gains the Company recorded on its three acquisitions in 2009. Total acquisition gains of $227.3 million, as well as a $35.1 million increase in net interest income, drove earnings growth. Key components of the Company’s 2009 performance are summarized below.

•

Total assets at December 31, 2009 were $9.7 billion, up $4.1 billion, or 73.7%, from $5.6 billion at December 31, 2008. The increase is primarily the result of assets acquired from Orion, Century, and CSB. Assets acquired totaled $3.8 billion at the time of acquisition, with loans of $1.7 billion and a loss share receivable of $1.0 billion accounting for the majority of the growth.

•

Total loans at December 31, 2009 were $5.8 billion, an increase of $2.0 billion, or 54.5%, from $3.7 billion at December 31, 2008. Loan growth was a result of $1.7 billion in loans acquired, as well as organic growth of $298.2 million, or 8.0%.

•

Total customer deposits increased $3.6 billion, or 89.1%, from $4.0 billion at December 31, 2008 to $7.6 billion at December 31, 2009. The increase was primarily the result of the $3.0 billion in deposits obtained in the three acquisitions during 2009. Total noninterest-bearing accounts increased $364.6 million, or 58.7%, during 2009, providing the Company a significant funding source for loan growth. Total interest-bearing deposits increased $3.2 billion, or 94.7%, during 2009. Although deposit competition remained intense through much of 2009, the Company was able to generate strong organic growth across its many deposit products. Organic deposit growth was driven by the opening of new markets during 2009, as well as growth in many of the Company’s core markets.

•

Shareholders’ equity increased $220.0 million, or 30.0%, from $734.2 million at December 31, 2008 to $954.2 million at December 31, 2009. The increase is the result of earnings for the year and the Company’s common stock issuance of 4.4 million shares in July 2009. Growth in shareholders’ equity was offset partially by the Company’s redemption of its preferred shares during the first quarter.

•

Net interest income for the year increased $35.1 million, or 25.5%, in 2009 versus 2008. This increase is largely attributable to a $347.2 million increase in average net earning assets. The corresponding net interest margin ratio on a tax-equivalent basis increased six basis points to 3.09% from 3.03% for the years ended December 31, 2009 and 2008, respectively, due to changes in the volume and mix of the Company’s assets and liabilities and rate decreases driven by federal funds, Treasury, and other Company borrowing rate decreases during 2009. Most of the Company’s variable rate loans and deposits are tied to these rates and thus the repricing of these assets and liabilities during 2009 decreased both the average earning asset yield and the interest-bearing liability rate.

•

Noninterest income increased $241.1 million, or 262.2%, for 2009 as compared to 2008. The increase was primarily driven by gains from the Company’s acquisitions. Noninterest income for 2009 also reflects a $9.8 million increase in gains on the sale of loans, primarily from IBERIABANK fsb’s mortgage origination subsidiary, IBERIABANK Mortgage Company (“IMC”).

•

Noninterest expense increased $62.0 million, or 38.5%, for 2009 as compared to 2008. The increase was attributed to higher salaries and employee benefits from the acquisitions, as well as increased occupancy, equipment, and other branch expenses resulting from the Company’s expanded footprint. Noninterest expenses also increased as a result of higher costs of OREO properties and deposit insurance premiums.

•

The Company recorded a provision for loan losses of $45.4 million during 2009, compared to a provision of $12.6 million in 2008. The provision was primarily the result of net charge-offs for 2009 of $30.6 million, or 0.73%, of average loans, compared to $10.0 million, or 0.28%, a year earlier. As of December 31, 2009, the allowance for loan losses as a percent of total loans was 0.96%, compared to 1.09% at December 31, 2008. The allowance for loan losses covered 6% of nonperforming loans at the end of 2009, compared to 135% coverage at December 31, 2008. The majority of the Company’s nonperforming loans were from former CSB, Century, and Orion loans, which are covered by loss share agreements with the FDIC. Excluding these covered loans, nonperforming assets as a percentage of total assets were 0.91%.

•

Despite the tough market conditions experienced in the industry during 2009, the Company paid cash dividends totaling $1.36 per common share, consistent with dividends paid in 2008. The Company’s dividend payout ratio to common shareholders was 16.9%.

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

During 2009, the Company continued to execute its business model successfully, as evidenced by its successful completion of three large acquisitions, which expands the Company’s presence into Alabama and Florida. In addition, the Company experienced solid organic loan and deposit growth during the year, despite the challenges the entire industry faced in 2009. The Company remains well positioned for future growth opportunities, as evidenced by abundant liquidity, core funding, and capitalization levels.

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

Allowance for Loan Losses

The determination of the allowance for loan losses, which represents management’s estimate of probable losses inherent in the Company’s loan portfolio, involves a high degree of judgment and complexity. The Company’s policy is to establish reserves for estimated losses on delinquent and other problem loans when it is determined that losses are expected to be incurred on such loans. Management’s determination of the adequacy of the allowance is based on various factors, including an evaluation of the portfolio, past loss experience, current economic conditions, the volume and type of lending conducted by the Company, composition of the portfolio, the amount of the Company’s classified assets, seasoning of the loan portfolio, the status of past due principal and interest payments, and other relevant factors. Changes in such estimates may have a significant impact on the financial statements. For further discussion of the allowance for loan losses, see the Asset Quality and Allowance for Loan Losses sections of this analysis and Note 1 and Note 5 to the Consolidated Financial Statements.

Valuation of Goodwill, Intangible Assets and Other Purchase Accounting Adjustments

The Company accounts for acquisitions in accordance with ASC Topic No. 805, which requires the use of the purchase method of accounting. For purchase acquisitions, the Company is required to record the assets acquired, including identified intangible assets, and liabilities assumed, at their fair value, which in many instances involves estimates based on third party valuations, such as appraisals, or internal valuations based on discounted cash flow analyses or other valuation techniques. The determination of the useful lives of intangible assets is subjective as is the appropriate amortization period for such intangible assets. In addition, purchase acquisitions typically result in recording goodwill. The Company performs a goodwill valuation at least annually. Impairment testing of goodwill is a two step process that first compares the fair value of goodwill with its carrying amount, and second measures impairment loss by comparing the implied fair value of goodwill with the carrying amount of that goodwill. Based on management’s goodwill impairment test, LTC had an impairment of goodwill of $9.7 million at October 1, 2009, and has recorded the charge through its statement of income for the year ended December 31, 2009. There was no impairment of goodwill at October 1, 2008 or 2007. For additional information on goodwill and intangible assets, see Note 1 and Note 8 to the consolidated financial statements.

Share-based Compensation

Management utilizes the Black-Scholes option valuation model to estimate the fair value of stock options. The option valuation model requires the input of highly subjective assumptions, including expected stock price volatility and option life. These subjective input assumptions materially affect the fair value estimate.

For additional discussion of the Company’s stock options plans, sees Notes 1 and 16 to the consolidated financial statements.

Acquisition Accounting for Loans and Related Indemnification Asset

Beginning in 2009, the Company accounts for its acquisitions under ASC Topic No. 805, Business Combinations, which requires the use of the purchase method of accounting. All identifiable assets acquired, including loans, are recorded at fair value. No allowance for loan losses related to the acquired loans is recorded on the acquisition date as the fair value of the loans acquired incorporates assumptions regarding credit risk. Loans acquired are recorded at fair value in accordance with the fair value methodology prescribed in ASC Topic 820, exclusive of the shared-loss agreements with the FDIC. These fair value estimates associated with the loans include estimates related to expected prepayments and the amount and timing of undiscounted expected principal, interest and other cash flows.

Over the life of the acquired loans, the Company continues to estimate cash flows expected to be collected on individual loans or on pools of loans sharing common risk characteristics. The Company evaluates at each balance sheet date whether the present value of its loans determined using the effective interest rates has decreased and if so, recognizes a provision for loan loss in its consolidated statement of income. For any increases in cash flows expected to be collected, the Company adjusts the amount of accretable yield recognized on a prospective basis over the loan’s or pool’s remaining life.

Because the FDIC will reimburse the Company for certain acquired loans should the Company experience a loss, an indemnification asset is recorded at fair value at the acquisition date. The indemnification asset is recognized at the same time as the indemnified loans, and measured on the same basis, subject to collectability or contractual limitations. The shared loss agreements on the acquisition date reflect the reimbursements expected to be received from the FDIC, using an appropriate discount rate, which reflects counterparty credit risk and other uncertainties.

The shared loss agreements continue to be measured on the same basis as the related indemnified loans. Because the acquired loans are subject to the accounting prescribed by ASC Topic 310, subsequent changes to the basis of the shared loss agreements also follow that model. Deterioration in the credit quality of the loans (immediately recorded as an adjustment to the allowance for loan losses) would immediately increase the basis of the shared loss agreements, with the offset recorded through the consolidated statement of income. Increases in the credit quality or cash flows of loans (reflected as an adjustment to yield and accreted into income over the remaining life of the loans) decrease the basis of the shared loss agreements, with such decrease being accreted into income over 1) the same period or 2) the life of the shared loss agreements, whichever is shorter. Loss assumptions used in the basis of the indemnified loans are consistent with the loss assumptions used to measure the indemnification asset. Fair value accounting incorporates into the fair value of the indemnification asset an element of the time value of money, which is accreted back into income over the life of the shared loss agreements.

Upon the determination of an incurred loss the indemnification asset will be reduced by the amount owed by the FDIC. A corresponding, claim receivable is recorded until cash is received from the FDIC.

For further discussion of the Company’s acquisitions and loan accounting, see Note 3 and Note 5 to the consolidated financial statements.

ACQUISITION ACTIVITIES

In addition to the three acquisitions completed during 2009, the Company has been an active acquirer over the previous six years. From 2003 through 2008, the Company completed the following acquisitions:

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

Pulaski Bank and FCB were merged on April 22, 2007. The combined financial institution is a federally chartered savings association headquartered in Little Rock, Arkansas and operates under the corporate title of IBERIABANK fsb.

United Title of Louisiana, Inc. – April 2, 2007

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

ANB Financial, N.A.

On May 9, 2008, IBERIABANK fsb entered into the agreement with the FDIC to become receiver of ANB. The acquisition extended the Company’s presence into Northwest Arkansas through the operation of eight former ANB offices. Pulaski purchased ANB assets of approximately $239.9 million, primarily cash, while assuming $190.2 million in liabilities, including $189.7 million in insured deposits.

For more information on the Company’s acquisitions, see Note 3 to the Consolidated Financial Statements.

FINANCIAL CONDITION

Earning Assets

Interest income associated with earning assets is the Company’s primary source of income. Earning assets are composed of interest or dividend-earning assets, including loans, securities, short-term investments and loans held for sale. Earning assets averaged $5.7 billion during 2009, a $1.1 billion, or 22.0%, increase compared to $4.7 billion during 2008. The increase is the result of earnings assets acquired and loan during 2009.

The year-end mix of earning assets shown in the following chart reflects the mix between investment securities and the major loan groups.

Loans and Leases

The loan portfolio increased $2.0 billion, or 54.5%, to $5.8 billion at December 31, 2009, compared to $3.7 billion at December 31, 2008. The increase was primarily from loans acquired in the CSB, Century, and Orion acquisitions. Excluding the $1.7 billion in loans acquired, the Company experienced strong organic growth of $298.2 million, or 8.0%, during 2009. The Company experienced growth in both the IBERIABANK and IBERIABANK fsb portfolios.

The Company’s loan to deposit ratio at December 31, 2009 and December 31, 2008 was 76.6% and 93.7%, respectively. The write-down of the acquired loans to fair value upon acquisition contributed to the decrease in the Company’s loan to deposit ratio. The percentage of fixed rate loans to total loans decreased from 64% at the end of 2008 to 48% as of December 31, 2009. The following table sets forth the composition of the Company’s loan portfolio as of December 31st for the years indicated.

TABLE 1 – LOAN PORTFOLIO COMPOSITION

December 31,
(dollars in thousands)	2009		2008		2007		2006		2005
Commercial loans:
Real estate	$2,499,843	43%	$1,522,965	41%	$1,369,882	40%	$750,051	34%	$545,868	29%
Business	1,218,014	21	775,625	21	634,495	18	461,048	21	376,966	19

Total commercial loans	3,717,857	64	2,298,590	62	2,004,377	58	1,211,099	55	922,834	48

Mortgage loans:
Residential 1-4 family	975,395	17	498,740	13	515,912	15	431,585	19	430,111	22
Construction/Owner Occupied	32,857	1	36,693	1	60,558	2	45,285	2	30,611	2

Total mortgage loans	1,008,252	18	535,433	14	576,470	17	476,870	21	460,722	24

Loans to individuals:
Indirect automobile	259,339	4	265,722	7	240,860	7	228,301	10	229,646	12
Home equity	649,821	11	501,036	13	424,716	12	233,885	10	230,363	12
Other	149,096	3	143,621	4	183,616	6	83,847	4	74,951	4

Total consumer loans	1,058,256	18	910,379	24	849,192	25	546,033	24	534,960	28

Total loans receivable	$5,784,365	100%	$3,744,402	100%	$3,430,039	100%	$2,234,002	100%	$1,918,516	100%

Because of the loss protection provided by the FDIC, the risks of the CSB, Orion, and Century loans and foreclosed real estate are significantly different from those assets not covered under the loss share agreement. Accordingly, the Company presents loans subject to the loss share agreements as “covered loans” in the information below and loans that are not subject to the loss share agreement as “non-covered loans.”

The following is a summary of the major categories of non-covered loans outstanding:

(dollars in thousands)
Non-covered Loans	December 31, 2009	December 31, 2008
Residential mortgage loans:
Residential 1-4family	$434,956	$498,740
Construction/ Owner Occupied	18,198	36,693

Total residential mortgage loans	453,154	535,433
Commercial loans:
Real estate	1,659,844	1,522,965
Business	1,086,860	775,625

Total commercial loans	2,746,704	2,298,590
Consumer loans:
Indirect automobile	259,339	265,722
Home equity	512,087	501,036
Other	142,615	143,621

Total consumer loans	914,041	910,379

Total non-covered loans receivable	$4,113,899	$3,744,402

The carrying amount of the covered loans at December 31, 2009 consisted of loans accounted for in accordance with ASC Topic 310-30 and loans not subject to ASC Topic 310-30 as detailed in the following table.

(dollars in thousands)
Covered Loans	ASC 310-30 Loans	Non- ASC 310-30 Loans	Total Covered Loans
Residential mortgage loans:
Residential 1-4 family	$108,453	$431,986	$$540,439
Construction/ Owner Occupied	4,256	10,403	14,659

Total residential mortgage loans	112,709	442,389	555,098
Commercial loans:
Real estate	71,716	768,283	839,999
Business	363	130,791	131,154

Total commercial loans	72,079	899,074	971,153
Consumer loans:
Indirect automobile	—	—	—
Home equity	8,575	129,159	137,734
Other	1,251	5,230	6,481

Total consumer loans	9,826	134,389	144,215

Total covered loans receivable	$194,614	$1,475,852	$1,670,466

Commercial Loans

Commercial real estate and commercial business loans generally have shorter repayment periods and more frequent repricing opportunities than residential 1-4 family loans. Total commercial loans increased $1.4 billion, or 61.7% during 2009, with $971.1 million, or 68.4%, due to the acquired loan portfolios of CSB, Orion, and Century. The Company’s focus on growing its commercial loan portfolio continued in 2009 as commercial loans as a percentage of total loans increased from 62% at December 31, 2008 to 64% at December 31, 2009.

The Company has increased its investment in commercial real estate loans from $1.5 billion, or 41% of the total loan portfolio as of December 31, 2008, to $2.5 billion, or 43% of the total loan portfolio as of December 31, 2009. The Company’s underwriting standards generally provide for loan terms of three to five years, with amortization schedules of no more than twenty years. Low loan-to-value ratios are maintained and usually limited to no more than 80%. In addition, the Company obtains personal guarantees of the principals as additional security for most commercial real estate loans.

As of December 31, 2009, the Company’s commercial business loans amounted to $1.2 billion, or 21% of the Company’s total loan portfolio. This represents a $442.4 million, or 57.0% increase from December 31, 2008. The Company originates commercial business loans on a secured and, to a lesser extent, unsecured basis. The Company’s commercial business loans may be structured as term loans or revolving lines of credit. Term loans are generally structured with terms of no more than three to five years, with amortization schedules of no more than seven years. The Company’s commercial business term loans are generally secured by equipment, machinery or other corporate assets. The Company also provides for revolving lines of credit generally structured as advances upon perfected security interests in accounts receivable and inventory. Revolving lines of credit generally have an annual maturity. The Company obtains personal guarantees of the principals as additional security for most commercial business loans.

Mortgage Loans

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

The Company continues to sell the majority of conforming mortgage loan originations in the secondary market and recognize the associated fee income rather than assume the rate risk associated with these longer term assets. The Company also releases the servicing of these loans upon sale. As a result of acquired mortgage loans, total residential mortgage loans increased $472.8 million compared to December 31, 2008. At December 31, 2009, $556.3 million, or 55.2%, of the Company’s residential 1-4 family mortgage and construction loans were fixed rate loans and $452.0 million, or 44.8%, were adjustable rate loans.

Consumer Loans

The Company offers consumer loans in order to provide a full range of retail financial services to its customers. The Company originates substantially all of such loans in its primary market areas. At December 31, 2009, $1.1 billion, or 18%, of the Company’s total loan portfolio was comprised of consumer loans, compared to $910.4 million, or 24% at the end of 2008. The $147.9 million increase in total consumer loans compared to December 31, 2008 was driven by home equity loan growth of $148.8 million, primarily from the loans acquired during 2009, offset by decreases in the Company’s indirect automobile portfolios.

Consistent with 2008, home equity loans comprised the largest component of the Company’s consumer loan portfolio at December 31, 2009. The balance of home equity loans increased $148.8 million, or 29.7%, from $501.0 million at December 31, 2008 to $649.8 million at December 31, 2009.

Indirect automobile loans comprised the second largest component of the Company’s consumer loan portfolio. Independent automobile dealerships originate these loans and forward applications to Company personnel for approval or denial. The Company relies on the dealerships, in part, for loan qualifying information. To that extent, there is risk inherent in indirect automobile loans associated with fraud or negligence by the automobile dealership. To limit this risk, an emphasis is placed on established dealerships that have demonstrated reputable behavior, both within the communities we serve and through long-term relationships with the Company. The balance of indirect automobile loans decreased $6.4 million during 2009, from $265.7 million, or 7% of the Company’s total loan portfolio at December 31, 2008, to $259.3 million, or 4% at December 31, 2009, as the Company retained its focus on prime or low risk paper.

The remainder of the consumer loan portfolio at December 31, 2009 was composed of direct automobile loans, credit card loans and other consumer loans. The Company’s direct automobile loans amounted to $30.6 million, or 0.5% of the Company’s total loan portfolio. The Company’s credit card loans totaled $44.6 million, or 0.8% of the Company’s total loan portfolio at such date. The Company’s other personal consumer loans amounted to $74.0 million, or 1.3% of the Company’s total loan portfolio at December 31, 2009.

In January 2008, the Company sold $30.4 million in credit card loans, and recorded a gain of $6.9 million on the sale. The sale did not include credit card holders in the Company’s current banking markets. The Company has not had, and does not anticipate, a significant change in its current national credit card market origination operations. There were no similar credit card sales during the twelve months ended December 31, 2009.

Loan Maturities

The following table sets forth the scheduled contractual maturities of the Company’s loan portfolio at December 31, 2009, unadjusted for scheduled principal reductions, prepayments or repricing opportunities. Demand loans, loans having no stated schedule of repayments and no stated maturity and overdraft loans are reported as due in one year or less. The average life of a loan may be substantially less than the contractual terms because of prepayments. As a result, scheduled contractual amortization of loans is not reflective of the expected term of the Company’s loan portfolio. Of the loans with maturities greater than one year, approximately 60% of the value of these loans bears a fixed rate of interest.

TABLE 2 – LOAN MATURITIES BY TYPE

(dollars in thousands)	One Year Or Less	One Through Five Years	After Five Years	Total
Commercial real estate	$907,694	$1,298,917	$293,232	$2,499,843
Commercial business	327,725	571,653	318,636	1,218,014
Mortgage	84,608	154,074	769,570	1,008,252
Consumer	373,970	301,578	382,708	1,058,256

Total	$1,693,997	$2,326,222	$1,764,146	$5,784,365

Mortgage Loans Held for Sale

Loans held for sale increased $3.4 million, or 5.4%, to $66.9 million at December 31, 2009 compared to $63.5 million at December 31, 2008. The increase in the balance over 2008 is a result of increased origination activity during 2009. The Company originated $1.6 billion in mortgage loans during 2009, with $351 million during the fourth quarter alone. Originations were $669 million, or 72.9%, higher than during 2008. In the fourth quarter of 2009, originations were $168 million, or 91.8%, higher than the same period of 2008. The volume of mortgage loan sales was also significantly higher in 2009. Total 2009 sales of $1.6 billion were $653 million, or 70.3%, higher than in 2008. Fourth quarter sales in 2009 were $146 million, or 77.2%, higher than in the same period of 2008.

Loans held for sale have primarily been fixed rate single-family residential mortgage loans under contract to be sold in the secondary market. In most cases, loans in this category are sold within thirty days. Buyers generally have recourse to return a purchased loan to the Company under limited circumstances. Recourse conditions may include early payment default, breach of representations or warranties, and documentation deficiencies. During 2009, an insignificant number of loans were returned to the Company.

Asset Quality

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

Under Generally Accepted Accounting Principles, the Company is required to account for certain loan modifications or restructurings as “troubled debt restructurings”. In general, the modification or restructuring of a debt constitutes a troubled debt restructuring if the Company for economic or legal reasons related to the borrower’s financial difficulties grants a concession to the borrower that the Company would not otherwise consider under current market conditions. Debt restructurings or loan modifications for a borrower do not necessarily constitute troubled debt restructurings, however, and troubled debt restructurings do not necessarily result in nonaccrual loans.

The following tables set forth the composition of the Company’s nonperforming assets, including accruing loans past due 90 or more days, as of the dates indicated.

TABLE 3 – NONPERFORMING ASSETS AND TROUBLED DEBT RESTRUCTURINGS

	December 31,
(dollars in thousands)	2009	2008	2007	2006	2005

Nonaccrual loans:
Commercial, financial and agricultural	$694,048	$21,433	$30,740	$745	$2,377
Mortgage	141,208	2,423	2,098	353	384
Loans to individuals	55,737	3,969	3,268	1,603	2,012

Total nonaccrual loans	890,993	27,825	36,107	2,701	4,773
Accruing loans 90 days or more past due	43,952	2,481	2,655	310	1,003

Total nonperforming loans (1)	934,945	30,306	38,762	3,011	5,776
Foreclosed property	74,092	16,312	9,413	2,008	257

Total nonperforming assets (1)	1,009,037	46,618	48,175	5,019	6,033
Troubled debt restructurings in compliance with modified terms	42,843	—	—	—	—

Total nonperforming assets and troubled debt restructurings (1)	$1,051,880	$46,618	$48,175	$5,019	$6,033

Nonperforming loans to total loans (1)	16.16%	0.81%	1.13%	0.13%	0.30%
Nonperforming assets to total assets (1)	10.40%	0.83%	0.98%	0.16%	0.21%
Nonperforming assets and troubled debt restructurings to total assets (1)	10.84%	0.83%	0.98%	0.16%	0.21%

(1)	Nonperforming loans and assets include accruing loans 90 days or more past due.

	December 31, 2009
(dollars in thousands)	Non- covered Loans	Covered Loans	Total

Nonaccrual loans:
Commercial, financial and agricultural	$31,029	$663,019	$694,048
Mortgage	3,314	137,894	141,208
Loans to individuals	5,504	50,233	55,737

Total nonaccrual loans	39,847	851,146	890,993
Accruing loans 90 days or more past due	4,960	38,992	43,952

Total nonperforming loans	44,807	890,138	934,945
Foreclosed property	15,281	58,811	74,092

Total nonperforming assets	60,088	948,949	1,009,037
Troubled debt restructurings in compliance with modified terms	—	42,843	42,843

Total nonperforming assets and troubled debt restructurings	$60,088	$991,792	$1,051,880

Nonperforming loans to total loans	1.09%	53.29%	16.16%
Nonperforming assets to total assets	0.91%	31.63%	10.40%
Nonperforming assets and troubled debt restructurings to total assets	0.91%	33.06%	10.84%

Nonperforming assets, defined as nonaccrual loans, accruing loans past due 90 days or more and foreclosed property, totaled $1.0 billion, or 10.40 % of total assets, at December 31, 2009, compared to $46.6 million, or 0.83% of total assets, at December 31, 2008. Of the $1.0 billion in nonperforming assets, $968.0 million, or 95.9%, relates to the IBERIABANK franchise, while $41.0 million, or 4.1%, relates to the IBERIABANK fsb franchise. The allowance for loan losses amounted to 0.96% of total loans and 6.0% of total nonperforming loans at December 31, 2009, compared to 1.09% and 134.9%, respectively, at December 31, 2008.

Of the $1.0 billion in nonperforming assets, $948.9 million relates to the former CSB, Orion, and Century banks, and is covered by loss share agreements with the FDIC. Total nonperforming assets for these acquisitions account for 94.0% of total nonperforming assets and 98.0% of total IBERIABANK nonperforming assets. Excluding these loans, the Company’s nonperforming asset ratio would have been 0.91%, eight basis points above the 0.83% at December 31, 2008.

Excluding the IBERIABANK loans covered by loss share agreements, total nonaccrual loans at IBERIABANK were $11.9 million, or 0.38% of total non-covered loans, an increase of $5.4 million, or 83.4%, from December 31, 2008. The increase in nonaccrual loans was driven by an increase in commercial nonaccrual loans of $2.7 million. Despite the increase, total nonaccrual loans increased only 16 basis points. OREO and loans 90 days past due or more still accruing increased $1.8 million and $1.9 million, respectively.

In the IBERIABANK fsb portfolio, total nonperforming assets increased $4.3 million, or 11.8%, driven by an increase in nonaccrual loans of $6.6 million, or 31.0% of nonaccrual loans of $21.3 million at December 31, 2008. The increase in nonaccrual loans was offset by a $2.9 million decrease in OREO properties to $11.3 million at December 31, 2009.

Subsequent to December 31, 2009, the Company downgraded two commercial relationships totaling $16.7 million to nonaccrual status, increasing total nonperforming assets by the same amount.

At December 31, 2009, excluding loans covered by the FDIC loss share agreements, the Company had $67.7 million of commercial assets classified as substandard, one loan at IBERIABANK fsb with a $15,000 balance classified as doubtful, and no assets classified as loss. At such date, the aggregate of the Company’s classified assets amounted to 0.70% of total assets, 1.17% of total loans, and 1.41% of non-covered loans. At December 31, 2008, the aggregate of the Company’s classified assets, $37.2 million, amounted to 0.67% of total assets.

In addition to the problem loans described above, excluding covered loans, there were $68.3 million of loans classified special mention at December 31, 2009, which in management’s opinion were subject to potential future rating downgrades. Special mention loans increased $41.3 million, or 153.0%, from December 31, 2008. Loans rated as special mention totaled $45.8 million at IBERIABANK, or 0.96% of the total loan portfolio and 1.46% of the non-covered loan portfolio, at December 31, 2009. Five relationships accounted for $37.7 million, or 82.5%, of total IBERIABANK special mention loans. At IBERIABANK fsb, special mention loans totaled $22.5 million, or 2.24%, of the total IBERIABANK fsb loan portfolio. Seven relationships accounted for $17.6 million, or 78.4%, of total IBERIABANK fsb special mention loans.

Allowance for Loan Losses

The determination of the allowance for loan losses, which represents management’s estimate of probable losses inherent in the Company’s credit portfolio, involves a high degree of judgment and complexity. The Company establishes reserves for estimated losses on delinquent and other problem loans when it is determined that losses are probable on such loans. Management’s determination of the adequacy of the allowance is based on various factors, including an evaluation of the portfolio, past loss experience, current economic conditions, the volume and type of lending conducted by the Company, composition of the portfolio, the amount of the Company’s classified assets, seasoning of the loan portfolio, the status of past due principal and interest payments, and other relevant factors. Changes in such estimates may have a significant impact on the financial statements.

The foundation of the allowance for the Company’s commercial segment is the credit risk rating of each relationship within the portfolio. The credit risk of each borrower is assessed, and a risk grade is assigned. The portfolios are further segmented by facility or collateral ratings. The dual risk grade for each loan is determined by the relationship manager and other approving officers and changed from time to time to reflect an ongoing assessment of the risk. Grades are reviewed on specific loans by senior management and as part of the Company’s internal loan review process. The commercial loan loss allowance is determined for all pass-rated borrowers based upon the borrower risk rating, the expected default probabilities of each rating category, and the outstanding loan balances by risk grade. For borrowers that are rated special mention or below, the higher of the migration analysis and Company established minimum reserve percentages apply. In addition, consideration is given to historical loss experience by internal risk rating, current economic conditions, industry performance trends, geographic or borrower concentrations within each portfolio segment, the current business strategy and credit process, loan underwriting criteria, loan workout procedures, and other pertinent information.

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

Acquired loans follow the reserve standard set in ASC Topic No. 310-30 (formerly AICPA Statement of Position (SOP) 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer). At acquisition, the Company reviews each loan to determine whether there is evidence of deterioration in credit quality since origination and if it is probable that the Company will be unable to collect all amounts due according to the loan’s contractual terms. The Company considers expected prepayments and estimates the amount and timing of undiscounted expected principal, interest and other cash flows for each loan meeting the criteria above, and determines the excess of the loan’s scheduled contractual principal and contractual interest payments over all cash flows expected at acquisition as an amount that should not be accreted (nonaccretable difference). The remaining amount, representing the excess of the loan’s or pool’s cash flows expected to be collected over the amount paid, is accreted into interest income over the remaining life of the loan or pool (accretable yield). The Company records a discount on these loans at acquisition to record them at their realizable cash flow. As a result, acquired loans subject to ASC Topic No. 310-30 are excluded from the calculation of loan loss reserves at the acquisition date.

Loans acquired in the CSB, Orion, and Century acquisitions were recorded at their acquisition date fair value, which was based on expected cash flows and included an estimation of expected future loan losses. As a result, the loans acquired are excluded from the calculation of loan loss reserves and thus no provision for loan losses is recorded for these loans in the current period consolidated financial statements. Under current accounting principles, information regarding the Company’s estimate of loan fair values may be adjusted for a period of up to one year as the Company continues to refine its estimate of expected future cash flows in the acquired portfolio. Within a one year period, if the Company discovers that it has materially underestimated the loan losses inherent in the loan portfolio at the acquisition date, it will retroactively reduce or eliminate the gain recorded on the acquisition. Beyond the one year period, if the Company determines that losses arose after the acquisition date, the additional losses will be reflected as a provision for loan losses.

Additional information on the allowance process is provided in Note 1 to the Consolidated Financial Statements.

Based on facts and circumstances available, management of the Company believes that the allowance for loan losses was adequate at December 31, 2009 to cover any probable losses in the Company’s loan portfolio. However, future adjustments to the allowance may be necessary, and the Company’s results of operations could be adversely affected if circumstances differ substantially from the assumptions used by management in determining the allowance for loan losses.

The following table presents the allocation of the allowance for loan losses and the percentage of the total amount of loans in each loan category listed as of the dates indicated.

TABLE 4 – ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES

	December 31,
	2009		2008		2007		2006		2005
	Reserve %	% of Loans	Reserve %	% of Loans	Reserve %	% of Loans	Reserve %	% of Loans	Reserve %	% of Loans
Commercial, financial and agricultural	78%	64%	78%	62%	68%	58%	71%	55%	50%	48%
Real estate – mortgage	3	17	3	13	4	17	4	19	14	22
Real estate – construction	—	1	—	1	7	1	—	2	1	2
Loans to individuals	19	18	19	24	21	24	25	24	28	28
Unallocated	—	—	—	—	—	—	—	—	7	—

Total allowance for loan losses	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%

The allowance for loan losses amounted to $55.8 million, or 0.96% and 6.0% of total loans and total nonperforming loans, respectively, at December 31, 2009 compared to 1.09% and 134.9%, respectively, at December 31, 2008. The 13 basis point decrease in allowance coverage of total loans is attributable to the increase in loan balances from the FDIC-assisted acquisitions in 2009. The covered loans totaled $1.7 billion at December 31, 2009. Excluding these covered loans, the allowance as a percentage of non-covered loans was 1.36%, a 27 basis point increase. The decrease in the coverage of nonperforming loans is also a result of the covered nonperforming loans, as well as general increases in nonaccrual loan levels for most portfolios at both IBERIABANK and IBERIABANK fsb.

Net charge-offs for 2009 were $30.6 million, or 0.73% of total average loans, up from $10.0 million, or 0.28%, in 2008. The increase in net charge-offs is a result of the increase in the size of the loan portfolio and credit quality, specifically at IBERIABANK fsb. Net charge-off percentage for the IBERIABANK fsb portfolio was 2.22% in 2009. Net charge-offs were 0.33% of average loans for IBERIABANK for the year ended December 31, 2009.

The following table sets forth the activity in the Company’s allowance for loan losses during the periods indicated.

TABLE 5 – SUMMARY OF ACTIVITY IN THE ALLOWANCE FOR LOAN LOSSES

	Year Ended December 31,
(dollars in thousands)	2009	2008	2007	2006	2005

Allowance at beginning of period	$40,872	$38,285	$29,922	$38,082	$20,116
Addition due to purchase transaction	—	—	8,746	—	4,893
Adjustment for loans transferred to held for sale	—	—	—	—	(350)
Provision charged (reversed) to operations	45,370	12,568	1,525	(7,803)	17,069
Provision recorded through acquisition gain adjustment	147

Charge-offs:
Commercial, financial and agricultural	25,204	7,696	956	336	1,432
Mortgage	311	128	56	97	471
Loans to individuals	7,752	5,057	3,694	2,188	3,638

Total charge-offs	33,267	12,881	4,706	2,621	5,541

Recoveries:
Commercial, financial and agricultural	1,016	1,164	1,118	539	539
Mortgage	67	56	84	36	3
Loans to individuals	1,563	1,680	1,597	1,689	1,353

Total recoveries	2,646	2,900	2,799	2,264	1,895

Net charge-offs	30,621	9,981	1,907	357	3,646

Allowance at end of period	$55,768	$40,872	$38,285	$29,922	$38,082

Allowance for loan losses to nonperforming assets (1)	5.53%	87.7%	79.5%	596.2%	631.2%
Allowance for loan losses to total loans at end of period	0.96%	1.09%	1.12%	1.34%	1.98%
Net charge-offs to average loans	0.73%	0.28%	0.06%	0.02%	0.20%

(1)	Nonperforming assets include accruing loans 90 days or more past due.

Investment Securities

The following table shows the carrying values of securities by category as of the dates indicated.

TABLE 6 – CARRYING VALUE OF SECURITIES

	December 31,
(dollars in thousands)	2009		2008		2007		2006		2005

Securities available for sale:
U.S. Government- sponsored enterprise obligations	$241,168	15%	$76,617	9%	$65,174	8%	$169,805	29%	$97,443	17%
Obligations of state and political subdivisions	50,460	3	44,681	5	44,769	6	40,654	7	39,731	7
Mortgage backed securities	1,020,939	65	706,472	79	634,466	79	348,373	60	406,321	71
Other securities	7,909	—	973	—	974	—	—	—	—	—

Total securities available for sale	1,320,476	83	828,743	93	745,383	93	558,832	96	543,495	95

Securities held to maturity:
U.S. Government- sponsored enterprise obligations	155,713	10	5,031	1	8,050	1	8,063	1	8,075	2
Obligations of state and political subdivisions	65,540	4	52,745	6	47,648	6	9,038	2	13,285	2
Mortgage backed securities	39,108	3	2,957	—	3,796	—	5,419	1	7,727	1

Total securities held to maturity	260,361	17	60,733	7	59,494	7	22,520	4	29,087	5

Total securities	$1,580,837	100%	$889,476	100%	$804,877	100%	$581,352	100%	$572,582	100%

All of the Company’s mortgage-backed securities are agency securities. The Company does not hold any Fannie Mae or Freddie Mac preferred stock, corporate equity, collateralized debt obligations, collateralized loan obligations, structured investment vehicles, private label collateralized mortgage obligations, sub-prime, Alt-A, or second lien elements in its investment portfolio.

Investment securities increased by an aggregate of $691.4 million, or 77.7%, from $889.5 million at December 31, 2008 to $1.6 billion at December 31, 2009. The increase was due to the acquisition of $299.1 million in securities from the Company’s three 2009 acquisitions, as well as purchases of investment securities of $1.5 billion, which were offset by $762.2 million in maturities, prepayments and calls, and $338.1 million from sales of investment securities.

During 2007, the carrying value was also affected by a $0.3 million write-down of a security management deemed to be other than temporarily impaired. The write-down was associated with the loss of the credit enhancement provided by a monoline insurer of a municipal revenue bond held by the Company. No other declines in fair value were deemed other-than-temporary. During 2009 and 2008, there were no other-than-temporary impairment charges recorded on the Company’s investment portfolio. At December 31, 2009, the Company’s investment portfolio did not contain any securities that are directly backed by subprime or Alt-A mortgages.

Funds generated as a result of sales and prepayments are used to fund loan growth and purchase other securities. The Company continues to monitor market conditions and take advantage of market opportunities with appropriate rate and risk return elements. Note 4 of the Consolidated Financial Statements provides further information on the Company’s investment securities.

Short-term Investments

Short-term investments result from excess funds that fluctuate daily depending on the funding needs of the Company and are currently invested overnight in interest-bearing deposit accounts at the FHLB of Dallas and Atlanta, the total balance of which earns interest at the current FHLB discount rate. The balance in interest-bearing deposits at other institutions decreased $105.4 million, or 56.6%, from $186.1 million at December 31, 2008 to $80.7 million at December 31, 2009. The decrease is a result of excess cash from the Company’s common and preferred stock issuances in December 2008. The funds had not been fully deployed into other earning assets at the end of 2008. The average rate on these funds during 2009 was 0.25%, compared to 2.01% during 2008.

Other Assets

The following table details the changes in other asset balances at the dates indicated.

TABLE 7 – OTHER ASSETS COMPOSITION

	December 31,
(dollars in thousands)	2009	2008	2007	2006	2005
Cash and cash equivalents (1)	$175,397	$345,865	$123,105	$84,905	$126,800
Premises and equipment	137,426	131,404	122,452	71,007	55,010
Bank-owned life insurance	70,813	67,921	64,955	46,705	44,620
Goodwill	227,080	236,761	231,177	92,779	93,167
Core deposit intangibles	26,342	16,193	16,736	6,291	7,409
Title plant and other intangibles	6,722	6,729	6,714	—	—
Accrued interest receivable	32,869	19,633	22,842	15,514	14,145
FHLB and FRB stock	61,716	29,673	37,998	22,378	20,272
Fed funds sold	261,421	9,866	—	—	—
Other real estate owned	74,092	16,312	9,414	2,008	256
Swap market value	32,697	20,559	4,623	2,840	1,463
FDIC loss share receivable	1,034,734	—	—	—	—
Investment in new market tax credit entities	104,200	—	—	—	—
Other	79,011	25,511	22,616	18,904	25,920

Total	$2,324,520	$926,427	$662,632	$363,331	$389,062

(1)	Cash and cash equivalents include short-term investments noted previously.

The $170.5 million decrease in cash and due from banks results from the Company’s redemption of its preferred stock issued to the U.S. Treasury in March 2009. In addition, the Company has deployed the proceeds from its common stock issuance in December 2008 to fund loan growth, invest in additional investment securities, and pay down its short-term debt. These decreases were offset by cash acquired in the CSB acquisition during the third quarter of 2009 and the Orion and Century cash acquired in the fourth quarter of 2009.

The $6.0 million increase in premises and equipment in 2009 is a result of the additional branches the Company opened during 2009. Disposals of the Company’s Pulaski Bank and Pulaski Mortgage Company signage as part of the Companies’ name change during the second quarter of 2009 offset the increase in premises and equipment. As part of the disposal, the Company recorded a $0.6 million loss that is recorded in noninterest expense in the Company’s consolidated statement of income for the year ended December 31, 2009.

The $2.9 million increase in the Company’s bank-owned life insurance balance is a result of earnings on existing policies during 2009.

There was no goodwill created during 2009 as a result of the Company’s acquisitions. Because the fair value of assets acquired exceeded the fair value of liabilities assumed, the Company recorded gains on the transactions in accordance with generally accepted accounting principles. The decrease of $9.7 million from December 31, 2008 was the result of an impairment charge at the Company’s LTC subsidiary. The fair value of goodwill was determined to be less than the current carrying amount of the goodwill, and thus the impairment charge was included in the Company’s operating results for the twelve months of 2009.

The $10.1 million increase in core deposit intangibles is due to the Company’s three acquisitions in the current year. The Company recorded an additional $13.0 million in core deposits as a result. The intangible assets created were offset by amortization expense of $2.9 million for the year ended December 31, 2009.

The $13.2 million increase in accrued interest receivable from December 31, 2008 is attributable primarily to loan growth and the timing of interest payments during the year.

The $32.0 million increase in FHLB stock is the result of acquired stock from CSB, Orion and Century, as well as additional investments at IBERIABANK and IBERIABANK fsb made during the year.

Excess liquidity from the Company’s acquisitions led to the $261.4 million in fed funds sold at year-end. Cash acquired from CSB, Orion, and Century, as well as cash paid by the FDIC in the transactions, totaled $496.0 million, which lead to the Company’s excess cash position.

Additional OREO property of $57.8 million in 2009 is the result of the movement of collateral for underperforming loans to OREO at December 31, 2009 for collection.

The increase in the market value of the Company’s derivatives is mostly attributable to additional derivative agreements recorded during 2009.

As part of the three FDIC-assisted acquisitions during 2009, the Company recorded a $1.0 billion receivable from the FDIC, which represents the fair value of the expected reimbursable losses covered by the loss share agreements.

The Company recorded $104.2 million in new market tax credits in the current year based on its investment in qualified tax credit entities.

The $53.5 million increase in other assets since December 31, 2008 is primarily the result of two events. First, the Company has prepaid $23.4 million in deposit insurance assessments to the FDIC. The $23.4 million payment is an estimate of the Company’s deposit insurance liability for the next three years. There were no prepayments of insurance in 2008. Additional prepaid expenses increased as well, including prepaid equipment and software maintenance contracts.

There was no significant change in the Company’s title plant or other intangible asset balances since December 31, 2008.

Funding Sources

Deposits obtained from clients in its primary market areas are the Company’s principal source of funds for use in lending and other business purposes. The Company attracts local deposit accounts by offering a wide variety of accounts, competitive interest rates and convenient branch office locations and service hours. Increasing core deposits through acquisitions and the development of client relationships is a continuing focus of the Company. Borrowings have become an increasingly important funding source as the Company has grown. Other funding sources include short-term and long-term borrowings, subordinated debt and shareholders’ equity. The following discussion highlights the major changes in the mix of deposits and other funding sources during 2009.

Deposits

The Company’s ability to attract and retain customer deposits is critical to the Company’s continued success. Deposits increased $3.6 billion, or 89.1%, during 2009, totaling $7.6 billion at December 31, 2009. $3.0 billion of the 2009 growth was a result of acquired deposits. The Company had organic deposit growth of $543.5 million during the year, accounting for 15.3% of total growth. Almost all of the deposit growth was at the IBERIABANK franchise, as deposit growth was minimal at IBERIABANK fsb.

Total deposit growth includes significant growth in noninterest deposits ($0.4 million, or 58.7%), NOW and savings /money market accounts ($1.7 billion, or 96.7%), and time deposits ($1.5 billion, or 92.4%).

The following table sets forth the composition of the Company’s deposits at the dates indicated.

TABLE 8 – DEPOSIT COMPOSITION

	December 31,
(dollars in thousands)	2009		2008		2007		2006		2005

Noninterest-bearing DDA	$985,253	13%	$620,637	16%	$468,001	13%	$354,961	15%	$350,065	15%
NOW accounts	1,241,241	16	821,649	20	828,099	24	628,541	26	575,379	26
Savings and money market	2,253,065	30	954,408	24	766,429	22	588,202	24	554,731	25
Certificates of deposit	3,076,589	41	1,599,122	40	1,422,299	41	850,878	35	762,781	34

Total deposits	$7,556,148	100%	$3,995,816	100%	$3,484,828	100%	$2,422,582	100%	$2,242,956	100%

Total certificates of deposit increased $1.5 billion, or 92.4%, during the year. Certificates of deposit $100,000 and over increased $922.7 million, or 134.6%, from $685.6 million at December 31, 2008 to $1.6 billion at December 31, 2009. The following table details large-denomination certificates of deposit by remaining maturities.

TABLE 9 – REMAINING MATURITY OF CDS $100,000 AND OVER

	December 31,
(dollars in thousands)	2009	2008	2007
3 months or less	$442,853	$216,704	$186,548
Over 3 - 12 months	752,056	290,452	348,161
Over 12 - 36 months	383,897	134,396	87,618
More than 36 months	29,516	44,087	17,607

Total	$1,608,322	$685,639	$639,934

Additional information regarding deposits is provided in Note 9 of the Consolidated Financial Statements.

Borrowings and Debt

The Company may obtain advances from the FHLB of Dallas based upon the common stock it owns in the FHLB of Dallas and certain of its real estate loans and investment securities, provided certain standards related to the Company’s creditworthiness have been met. These advances are made pursuant to several credit programs, each of which has its own interest rate and range of maturities. The level of short-term borrowings can fluctuate significantly on a daily basis depending on funding needs and the source of funds chosen to satisfy those needs.

Total short-term borrowings increased $55.1 million, or 26.5%, to $263.4 million at December 31, 2009 compared to $208.2 million at December 31, 2008. The increase in borrowings was a result of two primary factors. The Company’s short-term FHLB borrowings increased $32.0 million from December 31, 2008, due primarily to short-term funding needs. In addition, the Company’s securities sold under agreements to repurchase increased $23.1 million and mostly relates to the Company’s acquisitions. Despite the increase, total short-term debt was only 3.0% of total liabilities and 26.1% of total borrowings at December 31, 2009, which compares favorably to 4.3% and 26.8%, respectively, at December 31, 2008.

The Company’s short-term borrowings at December 31, 2009 were comprised of $90.0 million of advances from the FHLB of Dallas and $173.4 million of repurchase agreements.

The average amount of short-term borrowings in 2009 was $197.8 million, compared to $205.1 million in 2008. The weighted average rate on short-term borrowings was 0.66% at December 31, 2009, compared to 2.14% at December 31, 2008. For additional information regarding short-term borrowings, see Note 10 of the Consolidated Financial Statements.

The Company’s long-term borrowings increased $177.4 million, or 31.2%, to $745.9 million at December 31, 2009, compared to $568.5 million at December 31, 2008. The increase in borrowings from December 31, 2008 is a result of two actions during the year. First, the Company executed its strategy to lengthen the terms of FHLB advances to take advantage of a lower interest rate environment. The Company’s long-term advances increased $149.5 million during 2009. In addition, the increase was due to the borrowings assumed from the Company’s CSB, Orion, and Century acquisitions.

The majority of the Company’s long-term borrowings, $552.7 million, were comprised of fixed-rate advances from the FHLB of Dallas and Atlanta which cannot be paid off without incurring substantial prepayment penalties. Remaining FHLB advances of $20.0 million consist of variable rate advances based on three-month LIBOR.

The Company’s remaining debt consists of $111.6 million of junior subordinated deferrable interest debentures of the Company and a $25.0 million subordinated capital note to a correspondent bank. The debentures are issued to statutory trusts that were funded by the issuance of floating rate capital securities of the trusts and qualify as Tier 1 Capital for regulatory purposes. Interest is payable quarterly and may be deferred at any time at the election of the Company for up to 20 consecutive quarterly periods. During any deferral period, the Company is subject to certain restrictions, including being prohibited from declaring dividends to its common shareholders. During 2009, the Company did not issue additional trust preferred securities. The securities are redeemable by the Company in whole or in part after five years, or earlier under certain circumstances.

The following table summarizes each outstanding issue of junior subordinated debt. For additional information, see Note 11 of the Consolidated Financial Statements.

TABLE 10 – JUNIOR SUBORDINATED DEBT COMPOSITION

(dollars in thousands)

Date Issued	Term	Callable After(4)	Interest Rate(5)	Amount
Correspondent bank note

July 2008	7 years	—	LIBOR plus 3.000%	$25,000

Junior subordinated debt

March 2000(1)	30 years	—	10.875%	$7,692

March 2001(2)	30 years	—	10.180%	8,024

November 2002	30 years	5 years	LIBOR plus 3.250%	10,310

June 2003	30 years	5 years	LIBOR plus 3.150%	10,310

March 2003 (3)	30 years	5 years	LIBOR plus 3.150%	6,186

September 2004	30 years	5 years	LIBOR plus 2.000%	10,310

October 2006	30 years	5 years	LIBOR plus 1.600%	15,464

June 2007	30 years	5 years	LIBOR plus 1.435%	10,310

November 2007	30 years	5 years	LIBOR plus 2.640%	25,775

March 2008	30 years	5 years	LIBOR plus 3.500%	7,217

Balance, December 31, 2009				$136,598

(1)	Obtained via the PIC acquisition
(2)	Obtained via the Pocahontas acquisition
(3)	Obtained via the American Horizons acquisition.
(4)	Subject to regulatory requirements.
(5)

The interest rate on the Company’s junior subordinated debt, excluding the debt acquired in the PIC and Pocahontas acquisitions, is indexed to LIBOR and is based on the 3-month LIBOR rate. At December 31, 2009, the 3-month LIBOR rate was 0.2506%.

Shareholders’ Equity

Shareholders’ equity provides a source of permanent funding, allows for future growth and provides the Company with a cushion to withstand unforeseen adverse developments. At December 31, 2009, shareholders’ equity totaled $954.2 million, an increase of $220.0 million, or 30.0%, compared to $734.2 million at December 31, 2008. The following table details the changes in shareholders’ equity during 2009.

TABLE 11 – CHANGES IN SHAREHOLDERS’ EQUITY

(dollars in thousands)	Amount
Balance, December 31, 2008	$734,208
Common stock issued	164,644
Preferred stock and warrant redemption Net income	(89,078 151,250)
Reissuance of treasury stock under management incentive plans, net of shares surrendered	4,831
Cash dividends declared - common stock	(25,002)
Cash dividends declared - preferred stock and accretion	(3,251)
Increase in other comprehensive income	10,122
Share-based compensation cost	6,586
Equity activity of joint venture	(95)

Balance, December 31, 2009	$954,215

In April 2007, the Board of Directors of the Company authorized a share repurchase program authorizing the repurchase of up to 300,000 shares of the Company’s outstanding common stock, or approximately 1.4% of total shares outstanding. As of December 31, 2009, the Company had 149,029 shares remaining for repurchase under the plan.

Stock repurchases generally are affected through open market purchases, and may be made through unsolicited negotiated transactions. During 2009, the Company did not repurchase any shares of its common stock.

In March 2010, the Company completed the sale of 5,973,207 shares of its common stock in an underwritten public offering at a price of $57.75 per share. The shares include 778,402 shares pursuant to the exercise of the underwriters’ over-allotment option. The net proceeds of the offering, after deducting underwriting discounts and commissions and estimated offering expenses, were $329.0 million.

Although the issuance of the common stock in March 2010 did not have a dilutive effect on the per share results of operations for the years ended December 31, 2009, 2008, and 2007, the outstanding shares will affect per share results in future periods.

For more information on the Company’s common stock issuance, see Note 21 of the Consolidated Financial Statements.

RESULTS OF OPERATIONS

The Company reported income available to common shareholders of $147.9 million, $39.6 million, and $41.3 million for the years ended December 31, 2009, 2008 and 2007, respectively. Earnings per share (“EPS”) on a diluted basis were $8.03 for 2009, $2.97 for 2008, and $3.21 for 2007. During 2009, interest income increased $6.6 million, interest expense decreased $28.6 million, the provision for loan losses increased $32.8 million, noninterest income increased $241.1 million, noninterest expense increased $62.0 million and income tax expense increased $70.0 million. Cash earnings, defined as net income before the net of tax amortization of acquisition intangibles, amounted to $153.1 million, $41.5 million and $42.7 million for the years ended December 31, 2009, 2008 and 2007, respectively. Included in operating results for the year ended December 31, 2009 are the results of operations of CSB from the acquisition date of August 21, 2009 and the results of operations of Orion and Century from the acquisition date of November 13, 2009.

Net Interest Income

Net interest income is the difference between interest realized on earning assets and interest paid on interest-bearing liabilities and is also the driver of core earnings. As such, it is subject to constant scrutiny by management. The rate of return and relative risk associated with earning assets are weighed to determine the appropriateness and mix of earning assets. Additionally, the need for lower cost funding sources is weighed against relationships with clients and future growth requirements. The Company’s average interest rate spread, which is the difference between the yields earned on earning assets and the rates paid on interest-bearing liabilities, was 2.78%, 2.67%, and 2.73% during the years ended December 31, 2009, 2008, and 2007, respectively. The Company’s net interest margin on a taxable equivalent (TE) basis, which is net interest income (TE) as a percentage of average earning assets, was 3.09%, 3.03%, and 3.13% during the years ended December 31, 2009, 2008 and 2007, respectively.

Net interest income increased $35.1 million, or 25.5%, in 2009 to $172.8 million compared to $137.6 million in 2008. This increase was due to a $6.6 million, or 2.5%, increase in interest income, along with a $28.6 million, or 22.7%, decrease in interest expense. The improvement in net interest income was the result of increased volume, but was tempered by a compression in net interest spread and margin ratios. Rate compression was driven in part by the decrease in short-term interest rates during the year and the associated repricing of the Company’s assets.

In 2008, net interest income increased $14.1 million, or 11.4%, to $137.6 million compared to $123.5 million in 2007. This increase was due to a $1.6 million, or 0.6%, increase in interest income, along with a $12.5 million, or 9.0%, decrease in interest expense. The improvement in net interest income was the result of increased volume due to growth, as well as an improved mix of earning assets and deposits. Although earnings improved through increased net interest income, the related net interest spread and margin ratios compressed, a result of a decrease in short-term interest rates during 2008.

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

Average loans made up 72.7% of average earning assets as of December 31, 2009 as compared to 75.9% at December 31, 2008. Average loans increased $630.3 million, or 17.8%, in 2009. The increase in average loans was funded by increased customer deposits and other borrowings. Average investment securities made up 18.7% of average earning assets at December 31, 2009 compared to 18.8% at December 31, 2008. Average interest-bearing deposits made up 84.0% of average interest-bearing liabilities at December 31, 2009 compared to 81.6% at December 31, 2008. Average short- and long-term borrowings made up 4.1% and 11.9% of average interest-bearing liabilities at December 31, 2009, respectively, compared to 5.0% and 13.5% at December 31, 2008. Tables 12 and 13 further display the changes in net interest income.

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

TABLE 12 – AVERAGE BALANCES, NET INTEREST INCOME AND INTEREST YIELDS / RATES

	Years Ended December 31,
(dollars in thousands)	2009			2008			2007
			Average			Average			Average
	Average		Yield/	Average		Yield/	Average		Yield/
	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate
Earning assets:
Loans receivable:
Mortgage loans	$598,237	$32,402	5.42%	$554,943	$32,633	5.88%	$565,232	$33,164	5.87%
Commercial loans (TE)	2,614,425	127,640	4.97	2,113,145	119,234	5.68	1,760,012	119,994	6.88
Consumer and other loans	953,474	60,240	6.32	867,715	61,787	7.12	787,748	60,081	7.63

Total loans	4,166,136	220,282	5.35	3,535,803	213,654	6.07	3,112,992	213,239	6.88

Loans held for sale	72,489	3,450	4.76	59,551	3,471	5.83	71,180	4,440	6.24
Investment securities (TE)	1,070,701	42,707	4.20	876,380	42,404	5.08	809,884	40,537	5.25
Other earning assets	423,743	3,948	0.27	188,694	4,298	2.28	68,357	4,030	5.89

Total earning assets	5,733,069	270,387	4.79	4,660,428	263,827	5.72	4,062,413	262,246	6.53

Allowance for loan losses	(44,735)			(39,138)			(36,752)
Nonearning assets	683,481			585,074			547,828

Total assets	$6,371,815			$5,206,364			$4,573,489

Interest-bearing liabilities:
Deposits:
NOW accounts	$971,990	$7,961	0.82%	$817,708	$12,131	1.48%	$816,376	$20,785	2.55%
Savings and money market accounts	1,286,254	18,533	1.44	937,026	19,957	2.13	764,275	20,837	2.73
Certificates of deposit	1,809,992	49,189	2.72	1,604,973	64,288	4.01	1,344,446	62,675	4.66

Total interest-bearing deposits	4,068,236	75,683	1.86	3,359,707	96,376	2.87	2,925,097	104,297	3.57

Short-term borrowings	197,824	1,328	0.66	205,120	4,458	2.14	357,743	15,938	4.39
Long-term debt	578,505	20,591	3.51	554,288	25,349	4.50	349,898	18,492	5.21

Total interest-bearing liabilities	4,844,565	97,602	2.01	4,119,115	126,183	3.05	3,632,738	138,727	3.81

Noninterest-bearing demand deposits	628,742			509,769			439,296
Noninterest-bearing liabilities	107,137			49,314			35,666

Total liabilities	5,580,444			4,678,198			4,107,700
Shareholders’ equity	791,371			528,166			465,789

Total liabilities and shareholders’ equity	$6,371,815			$5,206,364			$4,573,489

Net earning assets	$888,504			$541,313			$429,675
Net interest spread		$172,785	2.78%		$137,644	2.67%		$123,519	2.73%
Net interest income (TE) / Net interest margin (TE)		$179,067	3.09%		$142,546	3.03%		$128,265	3.13%

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

TABLE 13 – SUMMARY OF CHANGES IN NET INTEREST INCOME

	2009 / 2008			2008 / 2007
	Change Attributable To			Change Attributable To
			Total			Total
			Increase			Increase
(dollars in thousands)	Volume	Rate	(Decrease)	Volume	Rate	(Decrease)
Earning assets:
Loans receivable:
Mortgage loans	$2,434	$(2,665)	$(231)	$(605)	$74	$(531)
Commercial loans (TE)	25,111	(16,705)	8,406	22,463	(23,223)	(760)
Consumer and other loans	4,074	(5,621)	(1,547)	5,435	(3,730)	1,705
Loans held for sale	679	(700)	(21)	(692)	(278)	(970)
Investment securities (TE)	8,524	(8,221)	303	3,280	(1,412)	1,868
Other earning assets	3,793	(4,143)	(350)	3,149	(2,880)	269

Total net change in income on earning assets	44,615	(38,055)	6,560	33,030	(31,449)	1,581

Interest-bearing liabilities:
Deposits:
NOW accounts	1,985	(6,155)	(4,170)	34	(8,689)	(8,655)
Savings and money market accounts	7,682	(9,106)	(1,424)	5,335	(6,213)	(878)
Certificates of deposit	7,460	(22,560)	(15,100)	11,155	(9,542)	1,613
Borrowings	417	(8,305)	(7,888)	3,795	(8,419)	(4,624)

Total net change in expense on interest-bearing liabilities	17,544	(46,126)	(28,582)	20,319	(32,863)	(12,544)

Change in net interest spread	$27,071	$8,071	$35,142	$12,711	$1,414	$14,125

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

On a consolidated basis, the Company recorded a provision for loan losses of $45.4 million in 2009, an increase of $32.8 million over the $12.6 million provision recorded in 2008. The increase in the provision is a result of loan growth in IBERIABANK and IBERIABANK fsb’s portfolios, as well as higher charge-offs during the current year. The increase in the provision can also be attributable to a decrease in overall asset quality during 2009, as the Company had higher levels of past due loans, especially in the IBERIABANK portfolio. Loans past due in the consolidated loan portfolio totaled $253.0 million at December 31, 2009, an increase of $219.6 million over December 31, 2008. $223.5 million, or 88.4%, of total past dues were related to the former CSB, Orion, and Century portfolios. Excluding these loans, the Company’s past due loans at December 31, 2009 were $29.4 million, a decrease of 11.7% from December 31, 2008. The following table illustrates loans past due 30 days or more, including nonaccrual loans, as a percentage of loans outstanding.

TABLE 14 – PAST DUE LOANS

	December 31,
	2009	2008

IBERIABANK
30+ days past due	5.03%	0.69%
Non-accrual loans	17.96%	0.22%

Total past due loans	22.99%	0.92%

IBERIABANK
(Excluding FDIC Covered Assets)
30+ days past due	0.58%	0.69%
Non-accrual loans	0.38%	0.22%

Total past due loans	0.96%	0.92%

IBERIABANK fsb
30+ days past due	1.12%	1.57%
Non-accrual loans	2.78%	2.53%

Total past due loans	3.90%	4.10%

IBERIABANK Corporation
(Excluding FDIC Covered Assets)
30+ days past due	0.71%	0.89%
Non-accrual loans	0.96%	0.74%

Total past due loans	1.67%	1.63%

IBERIABANK Corporation
30+ days past due	4.35%	0.89%
Non-accrual loans	15.33%	0.74%

Total past due loans	19.68%	1.63%

Past due loans, including nonaccrual loans, were 19.68% of total loans at December 31, 2009. Excluding the loans covered by loss share agreements, past due loans were 1.67% of total loans at December 31, 2009, a modest four basis point increase over December 31, 2008. In the IBERIABANK loan portfolio, excluding covered loans, past due loans increased four basis points as well, to 0.96% of total loans at December 31, 2009. IBERIABANK fsb’s past due ratio of 3.90% at December 31, 2009 is 20 basis points below the 4.10% at December 31, 2008.

Net charge-offs were $30.6 million in 2009, or an annualized chargeoff percentage of 0.73%. Net charge-offs for 2008 were at 0.28% of the consolidated loan portfolio. Year-to-date charge-offs totaled $11.0 million in the IBERIABANK loan portfolio and $19.7 million in the IBERIABANK fsb loan portfolio. The increase in net charge-offs over 2008 is a result of increased IBERIABANK fsb charge-offs during the current year, primarily in the commercial and credit card portfolios, as the Company has seen asset quality decline in the IBERIABANK fsb markets. Chargeoffs at IBERIABANK were seen in the commercial and consumer loan portfolios. Net charge-offs during 2009 included recoveries of $2.6 million, a decrease of $0.3 million from 2008.

Although some credit deterioration has been noted, the Company believes the allowance is adequate at December 31, 2009 to cover probable losses in the Company’s loan portfolio. The allowance for loan losses as a percentage of outstanding loans, net of unearned income, decreased only 13 basis points from 1.09% at December 31, 2008 to 0.96% at December 31, 2009. Although this ratio has decreased slightly since 2008, the Company continues to conclude adequate coverage of probable losses as supported by adequate coverage ratios.

Excluding loans covered by the FDIC loss share agreements, the Company’s allowance is 1.36% of non-covered loans. On the same basis, the Company’s allowance at December 31, 2009 is 124.5% of total nonperforming loans. The Company’s provision for loan losses covered net chargeoffs in 2009 1.5 times and covers 100% of nonperforming loans not subject to loss share reimbursement.

Noninterest Income

The Company reported noninterest income of $333.0 million in 2009 compared to $91.9 million for 2008. The following table illustrates the primary components of noninterest income for the years indicated.

TABLE 15 – NONINTEREST INCOME

			Percent		Percent
			Increase		Increase
(dollars in thousands)	2009	2008	(Decrease)	2007	(Decrease)

Service charges on deposit accounts	$22,986	$23,025	(0.2)%	$19,964	15.3%
ATM/debit card fee income	7,975	6,820	16.9	4,934	38.2
Income from bank owned life insurance	2,892	2,966	(2.5)	3,530	(16.0)
Gain on sale of loans, net	35,108	25,295	38.8	16,744	51.1
Gain (loss) on sale of assets	(644)	832	(177.4)	132	532.7
Gain (loss) on sale of investments, net	6,736	1,137	492.4	1,415	(19.6)
Gain on acquisitions	227,342		100.0
Impairment of investment securities	—	—	—	(302)	(100.0)
Title revenue	18,476	19,003	(2.8)	17,293	9.9
Broker commission income	4,592	5,528	(16.9)	5,487	0.8
Other income	7,523	7,326	2.7	7,397	(1.0)

Total noninterest income	$332,986	$91,932	262.2%	$76,594	20.0%

Service charges on deposit accounts decreased slightly in 2009. The decrease was a result of lower NSF fees charged to customers. The $0.8 million decrease in NSF fees was offset by a similar increase in analysis and service fees attributable to the Company’s larger customer base. Service charges increased $3.1 million in 2008 primarily due to the addition of accounts related to the ANB acquisition, as well as an increase in customer base in Louisiana and Arkansas.

An expanding cardholder base led to a $1.2 million increase in ATM and debit card income in 2009. ATM/debit card fee income increased $1.9 million in 2008 due to the expanded cardholder base and increased usage by customers. In addition, the Company earned income of $0.3 million from the conversion of its MasterCard debit cards to VISA debit cards during the third quarter of 2008.

The $0.1 million decrease in income earned from bank owned life insurance was attributable to slightly lower returns on the Company’s policies during 2009. There were no additional policies purchased during 2009. Income from bank owned life insurance decreased $0.6 million in 2008 as the Company received the proceeds from a death benefit of $0.9 million on an insured former employee during the first quarter of 2007. The decrease in income was offset by earnings from additional policies purchased during 2007 and 2008.

Additional mortgage origination and sale activity at the Company’s IMC subsidiary increased gains on the sale of loans $9.8 million for the twelve months of 2009 when compared to the same period in 2008. Total 2009 sales of $1.6 billion were $653 million, or 70.3%, higher than in 2008. Gains in 2008 increased $8.6 million over 2007 primarily due to the $6.9 million gain on the sale of approximately $30.4 million in credit card receivables during the first quarter of 2008, consistent with past practices at IBERIABANK fsb. Additional volume of originations and sales produced by IMC accounted for the remainder of the increase over 2007.

The Company recorded a loss of $0.6 million on the sale of assets during 2009. The loss on the disposal of relates primarily to the disposal of Pulaski Bank and PMC signage in connection with the entity’s name change to IBERIABANK fsb and IBERIABANK Mortgage Company. There were no significant disposals during the same periods in 2008. Gains on the sale of assets increased $0.7 million in 2008 due primarily to the sale of the Company’s ATMs during the period to an outsourcing company that is responsible for the operation, maintenance, and repair of the ATM’s. Gains in 2008 also included the sale of a statue from one of IBERIABANK’s branches.

The Company gains on sale of its investments resulted from the sale of $331.4 million in agency and mortgage-backed securities, as well as CMO’s, during 2009, with the proceeds used to invest in higher yielding securities. Gains increased $5.6 million in 2009 based on a higher volume of sales activity. Gains on the sale of investments in 2008 decreased $0.3 million from 2007. The gain recorded in 2007 includes a gain of $0.8 million from the sale of the Company’s Mastercard stock and gains of $0.6 million from the sales of treasuries and agency callable and bullet securities.

As a result of a decrease in title insurance activity, title income decreased $0.5 million during 2009. The Company’s business experienced a seasonal downturn in 2009, as residual business from mortgage financing slowed. Title income increased $1.7 million compared to 2007 primarily due to the acquisitions of United in April of 2007 and AAT in March 2008.

Broker commissions decreased $0.9 million from 2008 as a result of lower dealer transactions during 2009, consistent with the Company’s expectations. The decreased volume is attributable to a weakened overall economy and the availability of excess customer capital. There were no significant changes in broker commission income from 2007 to 2008.

There were no significant changes in other noninterest income during 2009 or 2008 when compared to prior periods.

Noninterest Expense

The Company reported noninterest expense of $223.3 million in 2009 compared to $161.2 million for 2008. Ongoing attention to expense control is part of the Company’s corporate culture. However, the Company’s continued focus on growth through new branches, acquisitions and product expansion have caused increases in several components of noninterest expense. The following table illustrates the primary components of noninterest expense for the years indicated.

TABLE 16 – NONINTEREST EXPENSE

(dollars in thousands)	2009	2008	Percent Increase (Decrease)	2007	Percent Increase

Salaries and employee benefits	$114,379	$88,971	28.6%	$79,672	11.7%
Occupancy and equipment	24,337	23,294	4.5	20,035	16.3
Franchise and shares tax	3,242	2,243	44.5	2,470	(9.2)
Communication and delivery	6,522	6,495	0.4	6,142	5.7
Marketing and business development	5,640	3,342	68.8	3,039	10.0
Data processing	6,922	6,399	8.2	5,819	10.0
Printing, stationery and supplies	2,411	2,065	16.8	2,152	(4.0)
Amortization of acquisition intangibles	2,893	2,408	20.1	2,198	9.6
Professional services	8,164	5,137	58.9	3,973	29.3
Goodwill impairment	9,681	—	100.0	—	—
Other expenses	39,069	20,872	87.2	14,618	42.8

Total noninterest expense	$223,260	$161,226	38.5%	$140,118	15.1%

Salaries and employee benefits increased $25.4 million during 2009 due to higher mortgage incentives paid, as well as increased staffing due to the growth of the Company. The Company expanded into the Houston and Mobile markets in the current year and has begun staffing these new markets. In addition, salaries and benefits expense for the former CSB, Orion, and Century employees retained are included in 2009 operating expenses since their acquisition dates.

Salaries and employee benefits increased $9.3 million in 2008 primarily due to increased staffing associated with the ANB, AAT, and IAM acquisitions, as well as higher mortgage-related commissions. Salaries and benefits expense also include higher share-based employee compensation costs due to new grants during 2008.

An increase in the Company’s rent expense due to new locations drove occupancy and equipment expense up $1.0 million in 2009 when compared to 2008. In addition to locations added in the current year, the Company incurred merger-related occupancy expenses in the latter part of 2009. The increased size of the Company also contributed to the higher repairs and maintenance expense at the Company’s locations in 2009. Occupancy and equipment expense increased $3.3 million in 2008 when compared to 2007 due primarily to the facilities costs associated with new branches at IBERIABANK fsb, as well as an increase in rent expense in the current year from additional LTC locations and renewals of current property rentals. Equipment expense for 2008 also includes equipment rental expense associated with the outsourcing of the operation and maintenance of the Company’s ATMs.

Despite the increase in the number of branches and locations the Company operates, the Company has kept communication and delivery expenses, as well as data processing expenses, stable with 2008. Excluding expenses incurred with the disposal of business forms, stationary, and other office supplies due to the name change to IBERIABANK fsb and IBERIABANK Mortgage Company, company-wide expenses for printing and supplies remained consistent with 2008. Disposal of unusable forms and supplies using the Pulaski and PMC logos totaled $0.1 million in 2009.

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

The $2.3 million increase in marketing and business development expenses during 2009 is a result of the expenses associated with customer mailings regarding the IBERIABANK fsb name change and the CSB, Orion, and Century acquisitions. Expenses totaled $0.1 million for the name change and $0.4 million for the acquisitions. Because the Company entered into new states in 2009, the Company increased advertising and media expenses by $0.5 million in 2009 to promote the franchise in Florida and Alabama. The Company also increased its community relations expense by $0.6 million in the current year to continue to promote the franchise.

Marketing and business development expense increased $0.3 million in 2008 as a result of additional customer notifications, advertisements, and direct mail expenses incurred as a result of growth from the ANB acquisition. 2008 business development expenses also include the cost of customer mailings associated with the switch in ATM and debit card providers from MasterCard to VISA.

The core deposits created in the CSB, Orion, and Century acquisitions during 2009 contributed to the $0.5 million increase in amortization of intangible assets. Amortization of acquisitions intangibles increased $0.2 million in 2008 from 2007 as a result of the additional core deposit intangibles recorded in the ANB acquisition.

Professional services expense was $3.0 million higher in the current year when compared to last year, as the Company incurred additional legal, audit, and consulting expenses as a result of the preferred stock redemption, warrant and fair value valuations, CSB, Orion, and Century acquisitions, and the overall increase in size and complexity of the Company.

Professional services expense increased $1.2 million in 2008 primarily due to higher consulting expenses, legal fees, and independent auditor fees. The Company incurred additional legal and consulting expenses as a result of the ANB acquisition. Legal and audit fees were also incurred as part of the Company’s preferred stock issuance during 2008.

Other noninterest expenses in 2009 include insurance and bond expenses of $10.2 million. Similar expenses in 2008 totaled $3.4 million. The largest increase in expenses is a result of additional FDIC assessments in the current year. The size of the Company’s deposits, as well as a special assessment imposed on all financial institutions during the first and second quarters of 2009, increased the Company’s deposit insurance $6.8 million for year ended December 31, 2009.

Both credit and loan-related expense and ATM/debit card expenses reflect the additional locations and volume of activity resulting from the growth of the IBERIABANK and IBERIABANK fsb franchises. For the year, credit-related expenses increased $1.4 million, while ATM expenses increased $1.1 million. Travel and entertainment expenses increased $1.4 million in 2009, as the Company incurred significant acquisition-related travel expenses as a result of the Alabama and Florida acquisitions. Other expense types, including credit card expenses, bank service charges, and stock market and registration agent fees, did not experience a significant fluctuation from 2008.

Net costs of OREO property increased $6.5 million in the current year, as the Company has increased its collection efforts on its properties included in OREO. The increase in expenses is consistent with an increase in the size of the IBERIABANK and IBERIABANK fsb portfolios, as OREO balances have increased $57.8 million, or 354.2%, since December 31, 2008. In 2009, the Company incurred $5.9 million in property writedowns that are included in these net costs. In addition, the number of properties included in OREO resulted in increased appraisal, property tax, and maintenance expenses. Many of these same expenses were offset by gains on sales in 2008.

Other noninterest expenses increased $6.3 million in 2008 from 2007. Loan related expenses increased $1.1 million as a result of the additional loan collection efforts on the Company’s portfolio. Similarly, net costs of OREO properties increased $1.1 million as the size of the portfolio increased due to collection efforts. Increases in bank service charges, credit card expenses, and ATM/debit card expenses all reflected the additional locations and volume of activity resulting from the growth of the IBERIABANK and IBERIABANK fsb franchises, as well as expenses incurred by United and AAT. Combined, these expenses increased $1.1 million in 2008. Other expenses also included higher FDIC deposit insurance premiums. The $2.3 million increase in FDIC premiums in 2008 was due to a larger deposit base from the ANB acquisition and organic growth. The increase in premiums was also due to the expiration of a one-time credit in 2008.

Income Taxes

For the years ended December 31, 2009, 2008, and 2007, the Company incurred income tax expense of $85.9 million, $15.9 million, and $17.2 million, respectively. The Company’s effective tax rate amounted to 36.2%, 28.5%, and 29.3% during 2009, 2008 and 2007, respectively. The difference between the effective tax rate and the statutory tax rate primarily relates to variances in items that are non-taxable or non-deductible, primarily the effect of tax-exempt income, the non-deductibility of part of the amortization of acquisition intangibles, and various tax credits taken. The difference in the effective tax rates for the periods presented is a result of the relative tax-exempt interest income levels during the respective periods. The increase in the Company’s effective tax rate in 2009 is primarily caused by an increase in income taxes at the Company’s IBERIABANK subsidiary. With IBERIABANK’s expansion into Florida and Alabama in 2009, income generated in those states, included the Company’s gain on acquisitions, is subject to state taxes and therefore increased income tax expense in the current year. For more information, see Note 13 of the Consolidated Financial Statements.

CAPITAL RESOURCES

Federal regulations impose minimum regulatory capital requirements on all institutions with deposits insured by the Federal Deposit Insurance Corporation. The Federal Reserve Board (“FRB”) imposes similar capital regulations on bank holding companies. Compliance with bank and bank holding company regulatory capital requirements, which include leverage and risk-based capital guidelines, are monitored by the Company on an ongoing basis. Under the risk-based capital method, a risk weight is assigned to balance sheet and off-balance sheet items based on regulatory guidelines. At December 31, 2009, the Company exceeded all regulatory capital ratio requirements with a Tier 1 leverage capital ratio of 9.90%, a Tier 1 risk-based capital ratio of 13.21% and a total risk-based capital ratio of 14.58%.

At December 31, 2009, both IBERIABANK and IBERIABANK fsb also exceeded all regulatory capital ratio requirements with Tier 1 leverage capital ratios of 8.40% and 10.35%, Tier 1 risk-based capital ratios of 12.18% and 12.45% and total risk-based capital ratios of 13.50% and 13.69%, respectively.

For additional information on the Company’s capital ratios, see Note 15 to the Consolidated Financial Statements.

Regulatory capital ratios will be significantly affected by the common stock issuance in March 2010. The net proceeds of $329.0 million qualify as Tier 1 capital for regulatory purposes. Assuming the proceeds from the issuance were received on December 31, 2009, the Company’s regulatory capital ratios would have been as follows:

	Pro-forma Capital
(dollars in thousands)	Amount	Percent

Tier 1 Leverage	$1,108,905	13.51%
Tier 1 Risk-Based	$1,108,905	17.80%
Total Risk-Based	$1,189,686	19.09%

LIQUIDITY

The Company’s liquidity, represented by cash and cash equivalents, is a product of its operating, investing and financing activities. The Company manages its liquidity with the objective of maintaining sufficient funds to respond to the needs of depositors and borrowers and to take advantage of earnings enhancement opportunities. The primary sources of funds for the Company are deposits, borrowings, repayments and maturities of loans and investment securities, securities sold under agreements to repurchase, as well as funds provided from operations. Certificates of deposit scheduled to mature in one year or less at December 31, 2009 totaled $2.3 billion. Based on past experience, management believes that a significant portion of maturing deposits will remain with the Company. Additionally, the majority of the investment security portfolio is classified by the Company as available-for-sale which provides the ability to liquidate securities as needed. Due to the relatively short planned duration of the investment security portfolio, the Company continues to experience significant cash flows on a normal basis.

The following table summarizes the Company’s cash flows for the years ended December 31, 2009, 2008, and 2007:

(dollars in thousands)	2009	2008	2007
Cash flow (used in) provided by operations	$(227,156)	$46,365	$73,570
Cash flow used in investing	(241,837)	(220,268)	(420,619)
Cash flow provided by financing	298,525	396,663	385,249

Net (decrease) increase in cash and cash equivalents	$(170,468)	$222,760	$38,200

The Company’s operating cash flow decreased $273.5 million in 2009, primarily as a result of two factors. First, the Company sold fed funds of $261.4 million at December 31, 2009 due to excess liquidity. Liquidity exceeded short-term funding needs due to the cash acquired from the Orion and Century banks, as well as cash paid by the FDIC in settlement of the acquisitions. Funds sold were offset by income of $151.3 million and a noncash provision for loan losses of $45.4 million.

Cash flows provided by operations during 2008 were $27.2 million lower than the same period in 2007. The decrease was primarily due to a decrease in net income of $1.4 million and an increase of $9.2 million in net fundings of loans held for sale. Operating cash flow was also negatively affected by the assets acquired in the ANB acquisition during 2008.

Cash used in investing activities was $21.6 million higher than in 2008. Investing cash flow was negatively affected by the use of funds to purchase investment securities during 2009. Net cash outflow for investment security activity was $362.2 million higher than in 2008. Net investment purchases totaled $393.2 million for 2009. Cash flow was positively affected by cash received in acquisition transactions of $496.0 million, which includes both the cash at the acquiring institutions and cash paid by the FDIC.

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

Cash provided by financing activities was $298.5 million in 2009, $98.1 million lower than in 2008. The decrease was primarily a result of the repayments of long-term debt in 2009, as the Company repaid $380.7 million of long-term FHLB advances and subordinated debt in 2009. In addition, the Company repaid its outstanding preferred stock and redeemed the associated warrants for $89.1 million and paid common and preferred stock dividends of $26.7 million. Cash received from the Company’s common stock issuance in July 2009 offset these uses of cash. Total proceeds from the 4.4 million shares issued were $164.6 million. In addition, the Company had an increase in deposits, net of acquired deposits, of $529.4 million, $202.5 million higher than in 2008.

Although cash provided by financing activities only increased $11.4 million from 2007 to 2008, the Company’s financing activities significantly affected its balance sheet position, and more specifically total capital and funding sources. The Company increased its deposits through organic growth and received proceeds of $109.9 million and $90.0 million from its common and preferred stock issuances. The cash flow provided by these activities allowed the Company to decrease its short term borrowings by $227.9 million through pay downs and extension of borrowings to longer-term financing.

While scheduled cash flows from the amortization and maturities of loans and securities are relatively predictable sources of funds, deposit flows and prepayments of loan and investment securities are greatly influenced by general interest rates, economic conditions and competition. The FHLB of Dallas provides an additional source of liquidity to make funds available for general requirements and also to assist with the variability of less predictable funding sources. At December 31, 2009, the Company had $662.7 million of outstanding advances from the FHLB of Dallas. Additional advances available at December 31, 2009 from the FHLB of Dallas amounted to $960.4 million. The Company and IBERIABANK also have various funding arrangements with commercial banks providing up to $145 million in the form of federal funds and other lines of credit. At December 31, 2009, there was no balance outstanding on these lines and all of the funding was available to the Company.

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

Shift in Interest Rates (in bps)	% Change in Projected Net Interest Income
+200	3.9%
+100	1.3
- 100	-3.7
- 200	-8.4

The influence of using the forward curve as of December 31, 2009 as a basis for projecting the interest rate environment would approximate a 1.1% increase in net interest income. The computations of interest rate risk shown above do not necessarily include certain actions that management may undertake to manage this risk in response to anticipated changes in interest rates.

The rate environment is a function of the monetary policy of the FRB. The principal tools of the FRB for implementing monetary policy are open market operations, or the purchases and sales of U.S. Treasury and federal agency securities. The FRB’s objective for open market operations has varied over the years, but the focus has gradually shifted toward attaining a specified level of the federal funds rate to achieve the long-run goals of price stability and sustainable economic growth. The federal funds rate is the basis for overnight funding and drives the short end of the yield curve. Longer maturities are influenced by FRB purchases and sales and also expectations of monetary policy going forward. The FRB began to increase the targeted level for the federal funds rate in June 2004 after reaching a then-low of 1.00% in mid-2003. The targeted fed funds rate decreased three times in 2007 by 100 total basis points and ended 2007 at 4.25%. In response to growing concerns about the banking industry and customer liquidity, the fed funds rate decreased seven times to a new all-time low of 0.25% at the end of 2008. The fed funds rate has remained at 0.25% through 2009. The decrease in the fed funds rate has resulted in compressed net interest margin for the Company, as assets have repriced more quickly than the Company’s liabilities. Although management believes that the Company is not significantly affected by changes in interest rates over an extended period of time, any flattening of the yield curve will exert downward pressure on the net interest margin and net interest income.

As part of its asset/liability management strategy, the Company has emphasized the origination of commercial and consumer loans, which typically have shorter terms than residential mortgage loans and/or adjustable or variable rates of interest. The majority of fixed-rate, long-term residential loans are sold in the secondary market to avoid assumption of the rate risk associated with longer duration assets in the current low rate environment. As of December 31, 2009, $3.0 billion, or 51.8%, of the Company’s total loan portfolio had adjustable interest rates. IBERIABANK and IBERIABANK fsb have no significant concentration to any single loan component or industry segment.

The Company’s strategy with respect to liabilities in recent periods has been to emphasize transaction accounts, particularly noninterest or low interest-bearing transaction accounts, which are not sensitive to changes in interest rates. At December 31, 2009, 59.3% of the Company’s deposits were in transaction and limited-transaction accounts, compared to 60.0% at December 31, 2008. Noninterest bearing transaction accounts totaled 13.0% of total deposits at December 31, 2009, compared to 15.5% of total deposits at December 31, 2008.

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

OTHER OFF-BALANCE SHEET ACTIVITIES

In the normal course of business, the Company is a party to a number of activities that contain credit, market and operational risk that are not reflected in whole or in part in the Company’s consolidated financial statements. Such activities include traditional off-balance sheet credit-related financial instruments, commitments under operating leases and long-term debt. The Company provides customers with off-balance sheet credit support through loan commitments, lines of credit and standby letters of credit. Many of the unused commitments are expected to expire unused or be only partially used; therefore, the total amount of unused commitments does not necessarily represent future cash requirements. The Company anticipates it will continue to have sufficient funds together with available borrowings to meet its current commitments. At December 31, 2009, the total approved loan commitments outstanding amounted to $131.1 million. At the same date, commitments under unused lines of credit, including credit card lines, amounted to $1.0 billion. Included in these totals are commercial commitments amounting to $637.7 million as shown in the following table.

TABLE 17 – COMMERCIAL COMMITMENT EXPIRATION PER PERIOD

(dollars in thousands)	Less Than 1 Year	1 – 3 Years	3 – 5 Years	Over 5 Years	Total

Unused commercial lines of credit	$389,003	$188,412	$56,674	$3,651	$637,740
Unfunded loan commitments	79,285	—	—	—	79,285
Standby letters of credit	21,341	8,881	—	—	30,222

Total	$489,629	$197,293	$56,674	$3,651	$747,247

The Company has entered into a number of long-term leasing arrangements to support the ongoing activities of the Company. The required payments under such commitments and other debt commitments at December 31, 2009 are shown in the following table.

TABLE 18 – CONTRACTUAL OBLIGATIONS AND OTHER DEBT COMMITMENTS

(dollars in thousands)	2010	2011	2012	2013	2014	2015 and After	Total
Operating leases	$5,309	$3,834	$2,967	$2,366	$2,177	$13,743	$30,396

Certificates of deposit	2,259,678	484,248	271,851	38,944	21,335	533	3,076,589
Short-term borrowings	263,351	—	—	—	—	—	263,351
Long-term debt	138,888	122,644	128,735	45,979	136,334	173,284	745,864

Total	$2,667,226	$610,726	$403,553	$87,289	$159,846	$187,560	$4,116,200

IMPACT OF INFLATION AND CHANGING PRICES

The consolidated financial statements and related financial data presented herein have been prepared in accordance with generally accepted accounting principles, which generally require the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation. Unlike most industrial companies, the majority of the Company’s assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on the Company’s performance than does the effect of inflation. Although fluctuations in interest rates are neither completely predictable nor controllable, the Company regularly monitors its interest rate position and oversees its financial risk management by establishing policies and operating limits. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates. Although not as critical to the banking industry as to other industries, inflationary factors may have some impact on the Company’s growth, earnings, total assets and capital levels. Management does not expect inflation to be a significant factor in 2010.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA(1)

	Years Ended December 31,
(dollars in thousands, except per share data)	2009	2008	2007	2006	2005
Balance Sheet Data
Total assets	$9,700,402	$5,583,226	$4,916,958	$3,203,036	$2,852,592
Cash and cash equivalents	175,397	345,865	123,105	84,905	126,800
Loans receivable	5,784,365	3,744,402	3,430,039	2,234,002	1,918,516
Investment securities	1,580,837	889,476	804,877	581,352	572,582
Goodwill and other intangibles	260,144	259,683	254,627	99,070	100,576
Deposit accounts	7,556,148	3,995,816	3,484,828	2,422,582	2,242,956
Borrowings	1,009,215	776,692	893,770	439,602	319,061
Shareholders’ equity	954,215	734,208	498,059	319,551	263,569

Book value per share (2)	$46.04	$40.53	$38.99	$31.07	$27.60
Tangible book value per share (2) (4)	33.53	24.20	19.06	21.43	17.07

	Years Ended December 31,
(dollars in thousands, except per share data)	2009	2008	2007	2006	2005

Income Statement Data
Interest income	$270,387	$263,827	$262,246	$165,292	$135,248
Interest expense	97,602	126,183	138,727	73,770	50,450

Net interest income	172,785	137,644	123,519	91,522	84,798
Provision for (reversal of) loan losses	45,370	12,568	1,525	(7,803)	17,069

Net interest income after provision for (reversal of) loan losses	127,415	125,076	121,994	99,325	67,729
Noninterest income	332,986	91,932	76,594	23,450	26,141
Noninterest expense	223,260	161,226	140,118	72,545	63,708

Income before income taxes	237,141	55,782	58,470	50,230	30,162
Income taxes	85,891	15,870	17,160	14,535	8,162

Net income	$151,250	$39,912	$41,310	$35,695	$22,000

Earnings per share – basic	$8.10	$3.04	$3.31	$3.67	$2.33
Earnings per share – diluted	8.03	2.97	3.21	3.48	2.19
Cash earnings per share – diluted	8.13	3.09	3.32	3.56	2.27
Cash dividends per share	1.36	1.36	1.34	1.22	1.00

	At or For the Years Ended December 31,
	2009	2008	2007	2006	2005
Key Ratios (3)
Return on average assets	2.37%	0.77%	0.90%	1.19%	0.81%
Return on average common equity	19.16	7.59	8.87	12.86	8.41
Return on average tangible common equity (4)	29.28	15.64	18.86	21.94	13.80
Equity to assets at end of period	9.84	13.15	10.13	9.98	9.24
Earning assets to interest-bearing liabilities	118.34	113.14	111.83	116.07	114.92
Interest rate spread (5)	2.78	2.67	2.73	2.99	3.23
Net interest margin (TE) (5) (6)	3.09	3.03	3.13	3.42	3.54
Noninterest expense to average assets	3.50	3.10	3.06	2.41	2.34
Efficiency ratio (7)	44.14	70.23	70.02	63.10	57.43
Tangible efficiency ratio (TE) (4) (5)	42.91	67.27	66.71	59.70	54.21
Common stock dividend payout ratio	16.90	46.98	41.61	33.64	43.56

Asset Quality Data
Nonperforming assets to total assets at end of period (8)	10.40%	0.83%	0.98%	0.16%	0.21%
Allowance for loan losses to nonperforming loans at end of period (8)	5.96	134.87	98.77	993.76	659.29
Allowance for loan losses to total loans at end of period	0.96	1.09	1.12	1.34	1.98

Consolidated Capital Ratios
Tier 1 leverage capital ratio	9.90%	11.27%	7.42%	9.01%	7.65%
Tier 1 risk-based capital ratio	13.21	14.07	9.32	11.81	10.70
Total risk-based capital ratio	14.58	15.69	10.37	13.06	11.96

(1)	2007 Balance Sheet, Income Statement, and Asset Quality Data, as well as Key Ratios and Capital Ratios, are impacted by the Company’s acquisitions of PIC on January 31, 2007 and Pocahontas on February 1, 2007. 2009 Balance Sheet, Income Statement, and Asset Quality Data, as well as Key Ratios and Capital Ratios, are impacted by the Company’s acquisitions of CSB on August 21, 2009 and Orion and Century on November 13, 2009.
(2)	Shares used for book value purposes exclude shares held in treasury and unreleased shares held by the Employee Stock Ownership Plan at the end of the period.
(3)	With the exception of end-of-period ratios, all ratios are based on average daily balances during the respective periods.
(4)	Tangible calculations eliminate the effect of goodwill and acquisition related intangible assets and the corresponding amortization expense on a tax-effected basis where applicable.
(5)	Interest rate spread represents the difference between the weighted average yield on earning assets and the weighted average cost of interest-bearing liabilities. Net interest margin represents net interest income as a percentage of average earning assets.
(6)	Fully taxable equivalent (TE) calculations include the tax benefit associated with related income sources that are tax-exempt using a marginal tax rate of 35%.
(7)	The efficiency ratio represents noninterest expense as a percentage of total revenues. Total revenues are the sum of net interest income and noninterest income.
(8)	Nonperforming loans consist of nonaccruing loans and loans 90 days or more past due. Nonperforming assets consist of nonperforming loans and repossessed assets.

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

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on our assessment, management believes that, as of December 31, 2009, the Company’s internal control over financial reporting is effective based on those criteria.

The Company’s independent registered public accounting firm has also issued an attestation report on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009.

/s/ Daryl G. Byrd	/s/ Anthony J. Restel
Daryl G. Byrd	Anthony J. Restel
President and Chief Executive Officer	Senior Executive Vice President and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

IBERIABANK Corporation

We have audited IBERIABANK Corporation’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). IBERIABANK Corporation’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, IBERIABANK Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of IBERIABANK Corporation as of December 31, 2009 and 2008, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2009 and our report dated March 15, 2010, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

New Orleans, Louisiana

March 15, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

IBERIABANK Corporation

We have audited the accompanying consolidated balance sheets of IBERIABANK Corporation as of December 31, 2009 and 2008, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of IBERIABANK Corporation at December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2009 in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, IBERIABANK Corporation changed its method of accounting for business combinations during 2009. In addition, as discussed in Note 2 to the consolidated financial statements, IBERIABANK Corporation changed its method of computing earnings per share during 2009.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), IBERIABANK Corporation’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 15, 2010, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

New Orleans, Louisiana

March 15, 2010

IBERIABANK CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2009 and 2008

(dollars in thousands, except share data)	2009	2008

Assets
Cash and due from banks	$94,674	$159,716
Interest-bearing deposits in banks	80,723	186,149

Total cash and cash equivalents	175,397	345,865
Fed funds sold	261,421	9,866
Securities available for sale, at fair value	1,320,476	828,743
Securities held to maturity, fair values of $260,798 and $60,950, respectively	260,361	60,733
Mortgage loans held for sale	66,945	63,503
Loans covered by loss share agreement	1,670,466	—
Non-covered loans, net of unearned income	4,113,899	3,744,402

Total loans, net of unearned income	5,784,365	3,744,402
FDIC loss share receivable	1,034,734	—
Allowance for loan losses	(55,768)	(40,872)

Loans and related loss receivable, net	6,763,331	3,703,530
Premises and equipment, net	137,426	131,404
Goodwill	227,080	236,761
Other assets	487,965	202,821

Total Assets	$9,700,402	$5,583,226

Liabilities
Deposits:
Noninterest-bearing	$985,253	$620,637
Interest-bearing	6,570,895	3,375,179

Total deposits	7,556,148	3,995,816
Short-term borrowings	263,351	208,213
Long-term debt	745,864	568,479
Other liabilities	180,824	76,510

Total Liabilities	8,746,187	4,849,018

Shareholders’ Equity
Preferred stock, $1 par value and liquidation value per share of $1,000; 5,000,000 shares authorized; 90,000 shares issued and outstanding in 2008	—	87,779
Common stock, $1 par value – 50,000,000 shares authorized; 22,106,659 and 17,674,759 shares issued, respectively	22,107	17,677
Additional paid-in capital	632,086	474,209
Retained earnings	341,621	218,818
Accumulated other comprehensive income	22,416	12,294
Treasury stock at cost – 1,359,411 and 1,773,939 shares, respectively	(64,015)	(76,569)

Total Shareholders’ Equity	954,215	734,208

Total Liabilities and Shareholders’ Equity	$9,700,402	$5,583,226

The accompanying Notes are an integral part of these Consolidated Financial Statements.

IBERIABANK CORPORATION AND SUBSIDIARIES

Consolidated Statements of Income

Years Ended December 31, 2009, 2008 and 2007

(dollars in thousands, except per share data)	2009	2008	2007

Interest and Dividend Income
Loans, including fees	$220,282	$213,654	$213,239
Mortgage loans held for sale, including fees	3,450	3,471	4,440
Investment securities:
Taxable interest	38,487	38,547	36,869
Tax-exempt interest	4,220	3,857	3,668
Other	3,948	4,298	4,030

Total interest and dividend income	270,387	263,827	262,246

Interest Expense
Deposits	75,683	96,376	104,297
Short-term borrowings	1,328	4,458	15,938
Long-term debt	20,591	25,349	18,492

Total interest expense	97,602	126,183	138,727

Net interest income	172,785	137,644	123,519
Provision for loan losses	45,370	12,568	1,525

Net interest income after provision for loan losses	127,415	125,076	121,994

Noninterest Income
Service charges on deposit accounts	22,986	23,025	19,964
ATM/debit card fee income	7,975	6,820	4,934
Income from bank owned life insurance	2,892	2,966	3,530
Gain on sale of loans, net	35,108	25,295	16,744
Gain on sale of assets	(644)	832	132
Gain on acquisition	227,342	—	—
Gain on sale of investments, net	6,736	1,137	1,113
Gains (losses) on swaps	202	(280)	(726)
Net cash settlements on swaps	(326)	5	590
Title revenue	18,476	19,003	17,293
Broker commissions	4,592	5,528	5,487
Other income	7,647	7,601	7,533

Total noninterest income	332,986	91,932	76,594

Noninterest Expense
Salaries and employee benefits	114,379	88,971	79,672
Occupancy and equipment	24,337	23,294	20,035
Franchise and shares tax	3,242	2,244	2,470
Communication and delivery	6,522	6,495	6,142
Marketing and business development	5,640	3,342	3,039
Data processing	6,922	6,399	5,819
Printing, stationery and supplies	2,411	2,065	2,151
Amortization of acquisition intangibles	2,893	2,408	2,198
Professional services	8,164	5,137	3,973
Goodwill Impairment	9,681	—	—
Other expenses	39,069	20,871	14,619

Total noninterest expense	223,260	161,226	140,118

Income before income tax expense	237,141	55,782	58,470
Income tax expense	85,891	15,870	17,160
Net Income	151,250	39,912	41,310
Preferred Stock Dividends	(3,350)	(348)	—

Income Available to Common Shareholders – Basic	$147,900	$39,564	$41,310
Earnings Allocated to Unvested Restricted Stock	(3,733)	(1,045)	(926)
Earnings Available to Common Shareholders – Diluted	144,167	38,519	40,384

Earnings per common share – Basic	$8.10	$3.04	$3.31

Earnings per common share – Diluted	$8.03	$2.97	$3.21

Cash dividends declared per common share	$1.36	$1.36	$1.34

The accompanying Notes are an integral part of these Consolidated Financial Statements.

IBERIABANK CORPORATION AND SUBSIDIARIES

Consolidated Statements of Shareholders’ Equity

Years Ended December 31, 2009, 2008 and 2007

(dollars in thousands, except share and per share data)	Preferred Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Total

Balance, December 31, 2006	$—	$12,379	$214,483	$173,794	$(3,306)	$(77,799)	$319,551

Comprehensive income:
Net income				41,310			41,310
Change in unrealized gain on securities available for sale, net of deferred taxes					9,352		9,352
Change in fair value of derivatives used for cash flow hedges, net of tax effect					(321)		(321)

Total comprehensive income							50,341
Cash dividends declared, $1.34 per share			20	(17,189)			(17,169)
Consolidation of joint venture			60	(4)			56
Reissuance of treasury stock under stock option plan, net of shares surrendered in payment, including tax benefit, 130,913 shares			1,375			2,572	3,947
Common stock issued for recognition and retention plan			(2,711)			2,711	—
Common stock issued for acquisition		2,421	143,989				146,410
Share-based compensation cost			4,530				4,530
Treasury stock acquired at cost, 168,021 shares						(9,607)	(9,607)

Balance, December 31, 2007	$—	$14,800	$361,746	$197,911	$5,725	$(82,123)	$498,059

Cumulative effect adjustment –Adoption of EITF 06-4				(71)			(71)

Balance after adjustment, December 31, 2007	—	14,800	361,746	197,840	5,725	(82,123)	497,988

Comprehensive income:
Net income				39,912			39,912
Change in unrealized gain on securities available for sale, net of deferred taxes					7,099		7,099
Change in fair value of derivatives used for cash flow hedges, net of tax effect					(530)		(530)

Total comprehensive income							46,481
Cash dividends declared, $1.36 per share			(33)	(18,586)			(18,619)
Cash dividends declared, preferred stock				(348)			(348)
Equity contribution to joint venture			10				10
Reissuance of treasury stock under incentive plan, net of shares surrendered in payment, including tax benefit, 168,860 shares			919			2,788	3,707
Common stock issued for recognition and retention plan			(2,766)			2,766	—
Common stock issued, net of issuance costs		2,877	106,978				109,855
Preferred stock issued and common stock warrants	87,779		2,249				90,028
Share-based compensation cost			5,106				5,106

Balance, December 31, 2008	$87,779	$17,677	$474,209	$218,818	$12,294	$(76,569)	$734,208

Comprehensive income:
Net income				151,250			151,250
Change in unrealized gain on securities available for sale, net of deferred taxes					(2,592)		(2,592)
Change in fair value of derivatives used for cash flow hedges, net of tax effect					12,714		12,714

Total comprehensive income							161,372
Cash dividends declared, $1.36 per share				(25,002)			(25,002)
Preferred stock dividend and accretion	99			(3,350)			(3,251)
Preferred stock redemption	(87,878)						(87,878)
Redemption of preferred warrant			(1,200)				(1,200)
Reissuance of treasury stock under incentive plan, net of shares surrendered in payment, including tax benefit, 192,685 shares			(497)			5,328	4,831
Common stock issued		4,430	160,214				164,644
Common stock issued for recognition and retention plan			(7,226)			7,226	—
Share-based compensation cost			6,586				6,586
Equity contribution to joint venture				(95)			(95)

Balance, December 31, 2009	$—	$22,107	$632,086	$341,621	$22,416	$(64,015)	$954,215

The accompanying Notes are an integral part of these Consolidated Financial Statements.

IBERIABANK CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years Ended December 31, 2009, 2008 and 2007

(dollars in thousands)	2009	2008	2007
Cash Flows from Operating Activities
Net income	$151,250	$39,912	$41,310

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	10,377	11,333	10,834
Amortization of purchase accounting adjustments	(7,051)	883	(517)
Provision for loan losses	45,370	12,568	1,525
Noncash compensation expense	6,586	5,106	4,530
(Loss) gain on sale of assets	644	(832)	(132)
Loss on impaired securities	—	—	302
Gain on sale of credit card receivables	—	(6,901)	—
Gain on sale of investments	(6,736)	(1,137)	(1,113)
Goodwill impairment	9,681	—	—
Loss on abandonment of fixed assets	154	—	—
Amortization of premium/discount on investments	3,719	(1,044)	(2,845)
Derivative (gains) losses on swaps	(198)	275	726
Current (benefit) provision for deferred income taxes	77,850	(305)	2,004
Mortgage loans held for sale
Originations	(1,587,095)	(928,915)	(779,145)
Proceeds from sales	1,618,761	941,500	799,311
Gain on sale of loans, net	(35,108)	(18,394)	(16,744)
Cash retained from tax benefit associated with share-based payment arrangements	(1,346)	(1,650)	(796)
Increase in other assets	(311,898)	(13,925)	(3,736)
Other operating activities, net	(202,116)	7,891	18,056

Net Cash Provided by (Used in) Operating Activities	(227,156)	46,365	73,570

Cash Flows from Investing Activities
Proceeds from sales of securities available for sale	338,096	59,895	45,029
Proceeds from maturities, prepayments and calls of securities available for sale	413,221	327,851	289,694
Purchases of securities available for sale	(944,914)	(415,312)	(300,783)
Proceeds from maturities, prepayments and calls of securities held to maturity	349,019	10,286	13,066
Purchases of securities held to maturity	(548,647)	(13,768)
Proceeds from sale of loans	—	37,402	—
Increase in loans receivable, net, excluding loans acquired and sale of credit card receivable	(344,310)	(361,971)	(445,723)
Proceeds from sale of premises and equipment	70	3,164	2,864
Purchases of premises and equipment	(16,212)	(7,492)	(14,121)
Proceeds from disposition of real estate owned	15,011	2,148	4,654
Cash received (paid) in excess of cash paid (received) for acquisition	496,015	128,464	(5,836)
Other investing activities, net	814	9,065	(9,463)

Net Cash Used in Investing Activities	(241,837)	(220,268)	(420,619)

Cash Flows from Financing Activities
Increase in deposits, net of deposits acquired	529,415	326,954	57,631
Net change in short-term borrowings, net of borrowings acquired	42,561	(227,933)	194,541
Proceeds from long-term debt	53,531	157,666	200,000
Repayments of long-term debt	(380,659)	(45,684)	(45,145)
Dividends paid to shareholders	(23,355)	(17,870)	(16,138)
Preferred stock dividend paid	(3,350)	—	—
Proceeds from sale of treasury stock for stock options exercised	4,449	2,787	3,171
Payments to repurchase common stock	(979)	(762)	(9,607)
Preferred stock issued and common stock warrants	(87,878)	90,000	—
Common stock issued	164,644	109,855	—
Redemption of preferred stock warrant	(1,200)	—	—
Cash retained from tax benefit associated with share-based payment arrangements	1,346	1,650	796

Net Cash Provided by Financing Activities	298,525	396,663	385,249

Net Increase (Decrease) In Cash and Cash Equivalents	(170,468)	222,760	38,200
Cash and Cash Equivalents at Beginning of Period	345,865	123,105	84,905

Cash and Cash Equivalents at End of Period	$175,397	$345,865	$123,105

Supplemental Schedule of Noncash Activities
Acquisition of real estate in settlement of loans	$19,254	$8,746	$10,776
Common stock issued in acquisition	$—	$—	$146,410
Transfers of property into Other Real Estate	$20,575	$531	$347
Exercise of stock options with payment in company stock	$290	$187	$529
Supplemental Disclosures
Cash paid for:
Interest on deposits and borrowings	$104,228	$128,940	$134,552
Income taxes, net	$17,127	$7,493	$4,420

The accompanying Notes are an integral part of these Consolidated Financial Statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of IBERIABANK Corporation and its wholly owned subsidiaries, IBERIABANK, IBERIABANK fsb (formerly Pulaski Bank and Trust Company, or “Pulaski Bank”), Lenders Title Company (“LTC”), and IBERIA Capital Partners LLC (“ICP”). All significant intercompany balances and transactions have been eliminated in consolidation. All normal, recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of the financial statements, have been included. Certain amounts reported in prior periods have been reclassified to conform to the current period presentation. Such reclassifications had no effect on previously reported shareholders’ equity or net income.

NATURE OF OPERATIONS: The Company offers commercial and retail banking products and services to customers throughout locations in six states through IBERIABANK and IBERIABANK fsb. The Company also operates mortgage production offices in twelve states through IBERIABANK fsb’s subsidiary, IBERIABANK Mortgage Company (“IMC”, formerly Pulaski Mortgage Company, or “PMC”) and offers a full line of title insurance and closing services throughout Arkansas and Louisiana through LTC and its subsidiaries. Upon Financial Industry Regulatory Authority (“FINRA”) approval of its license, ICP will provide equity research, institutional sales and trading, and corporate finance services.

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

CONCENTRATION OF CREDIT RISKS: Most of the Company’s business activity is with customers located within the States of Louisiana, Florida, Arkansas, Alabama, Texas, and Tennessee. The Company’s lending activity is concentrated in its primary market areas in those states. The Company has emphasized originations of commercial loans and private banking loans. Repayment of loans is expected to come from cash flows of the borrower. Losses on secured loans are limited by the value of the collateral upon default of the borrowers. The Company does not have any significant concentrations to any one industry or customer.

CASH AND CASH EQUIVALENTS: For purposes of presentation in the consolidated statements of cash flows, cash and cash equivalents are defined as cash, interest-bearing deposits and noninterest-bearing demand deposits at other financial institutions with original maturities less than three months. IBERIABANK and IBERIABANK fsb may be required to maintain average balances on hand or with the Federal Reserve Bank to meet regulatory reserve and clearing requirements. At December 31, 2009 and 2008, the required reserve balances were $6,864,000 and $2,669,000, respectively, for IBERIABANK and $25,000 for both 2009 and 2008 for IBERIABANK fsb. Both IBERIABANK and IBERIABANK fsb had enough cash deposited with the Federal Reserve at December 31, 2009 to cover the required reserve balance.

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

MORTGAGE LOANS HELD FOR SALE: Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance that is recorded as a charge to income. Loans held for sale have primarily been fixed rate single-family residential mortgage loans under contract to be sold in the secondary market. In most cases, loans in this category are sold within thirty days. These loans are generally sold with the mortgage servicing rights released. Buyers generally have recourse to return a purchased loan to the Company under limited circumstances. Recourse conditions may include early payment default, breach of representations or warranties, and documentation deficiencies. During 2009, an insignificant number of loans were returned to the Company.

LOANS: The Company grants mortgage, commercial and consumer loans to customers. Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at the unpaid principal balances, less the allowance for loan losses and net deferred loan origination fees and unearned discounts. Deferred loan origination fees were $5,098,000 and $3,575,000 and deferred loan expenses were $4,586,000 and $4,760,000 at December 31, 2009 and 2008, respectively. In addition to loans issued in the normal course of business, the Company considers overdrafts on customer deposit accounts to be loans and reclassifies these overdrafts as loans in its consolidated balance sheets. At December 31, 2009 and 2008, overdrafts of $2,117,000 and $1,684,000, respectively, have been reclassified to loans receivable.

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

The allowance for loan losses is maintained at a level which, in management’s opinion, is adequate to absorb credit losses inherent in the portfolio. The Company utilizes both peer group analysis, as well as a historical analysis of the Company’s portfolio to validate the overall adequacy of the allowance for loan losses. In addition to these objective criteria, the Company subjectively assesses the adequacy of the allowance for loan losses with consideration given to current economic conditions, changes to loan policies, the volume and type of lending, composition of the portfolio, the level of classified and criticized credits, seasoning of the loan portfolio, payment status and other factors.

In connection with acquisitions, the Company acquires certain loans considered impaired and accounts for these loans under the provisions of the ASC Topic 310 (formerly Statement of Position 03-3 (“SOP 03-3”), Accounting for Certain Loans or Debt Securities Acquired in a Transfer). ASC 310 requires the initial recognition of these loans at the present value of amounts expected to be received. The allowance for loan losses previously associated with these loans does not carry over. Any deterioration in the credit quality of these loans subsequent to acquisition would be considered in the acquirer’s allowance for loan losses.

ACQUISITION ACCOUNTING, COVERED LOANS AND RELATED INDEMNIFICATION ASSET: Beginning in 2009, the Company accounts for its acquisitions under ASC Topic 805, Business Combinations, which requires the use of the purchase method of accounting. All identifiable assets acquired, including loans, are recorded at fair value. No allowance for loan losses related to the acquired loans is recorded on the acquisition date as the fair value of the loans acquired incorporates assumptions regarding credit risk. Loans acquired are recorded at fair value in accordance with the fair value methodology prescribed in ASC Topic 820, exclusive of the shared-loss agreements with the FDIC. The fair value estimates associated with the loans include estimates related to expected prepayments and the amount and timing of undiscounted expected principal, interest and other cash flows.

Over the life of the acquired loans, the Company continues to estimate cash flows expected to be collected on individual loans or on pools of loans sharing common risk characteristics. The Company evaluates at each balance sheet date whether the present value of its loans determined using the effective interest rates has decreased and if so, recognizes a provision for loan loss in its consolidated statement of income. For any increases in cash flows expected to be collected, the Company adjusts the amount of accretable yield recognized on a prospective basis over the loan’s or pool’s remaining life.

Because the FDIC will reimburse the Company for certain acquired loans should the Company experience a loss, an indemnification asset is recorded at fair value at the acquisition date. The indemnification asset is recognized at the same time as the indemnified loans, and measured on the same basis, subject to collectability or contractual limitations. The shared loss agreements on the acquisition date reflect the reimbursements expected to be received from the FDIC, using an appropriate discount rate, which reflects counterparty credit risk and other uncertainties.

The shared loss agreements continue to be measured on the same basis as the related indemnified loans. Because the acquired loans are subject to the accounting prescribed by ASC Topic 310, subsequent changes to the basis of the shared loss agreements also follow that model. Deterioration in the credit quality of the loans (immediately recorded as an adjustment to the allowance for loan losses) would immediately increase the basis of the shared loss agreements, with the offset recorded through the consolidated statement of income. Increases in the credit quality or cash flows of loans (reflected as an adjustment to yield and accreted into income over the remaining life of the loans) decrease the basis of the shared loss agreements, with such decrease being accreted into income over 1) the same period or 2) the life of the shared loss agreements, whichever is shorter. Loss assumptions used in the basis of the indemnified loans are consistent with the loss assumptions used to measure the indemnification asset. Fair value accounting incorporates into the fair value of the indemnification asset an element of the time value of money, which is accreted back into income over the life of the shared loss agreements.

Pursuant to an AICPA letter dated December 18, 2009, the AICPA summarized the SEC staff’s view regarding the accounting in subsequent periods for discount accretion associated with loan receivables acquired in a business combination or asset purchase. Regarding the accounting for such loan receivables that, in the absence of further standard setting, the AICPA understands that the SEC staff would not object to an accounting policy based on contractual cash flows (ASC Topic 310-20 approach) or an accounting policy based on expected cash flows (ASC Topic 310-30 approach). The Company believes analogizing to ASC Topic 310-30 is the more appropriate option to follow in accounting for the fair value discount.

Upon the determination of an incurred loss the indemnification asset will be reduced by the amount owed by the FDIC. A corresponding, claim receivable is recorded until cash is received from the FDIC.

For further discussion of the Company’s acquisitions and loan accounting, see Note 3 and Note 5 to the consolidated financial statements.

OFF-BALANCE SHEET CREDIT RELATED FINANCIAL INSTRUMENTS: The Company accounts for its guarantees in accordance with the provisions of ASC Topic 460 (formerly Financial Accounting Standards Board (“FASB”) Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees). In the ordinary course of business, the Company has entered into commitments to extend credit, including commitments under credit card arrangements, commercial letters of credit and standby letters of credit. Such financial instruments are recorded when they are funded.

DERIVATIVE FINANCIAL INSTRUMENTS: ASC Topic 815 (formerly Statement of Financial Accounting Standards (“SFAS”) No. 133, Accounting for Derivative Instruments and Hedging Activities) requires that all derivatives be recognized as assets or liabilities in the balance sheet at fair value. The Company may enter into derivative contracts to manage exposure to interest rate risk or to meet the financing needs of its customers.

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

Rate Lock Commitments

The Company enters into commitments to originate loans whereby the interest rate on the prospective loan is determined prior to funding (“rate lock commitments”). Rate lock commitments on mortgage loans that are intended to be sold are considered to be derivatives. Accordingly, such commitments, along with any related fees received from potential borrowers, are recorded at fair value as derivative assets or liabilities, with changes in fair value recorded in net gain or loss on sale of mortgage loans. The fair value of rate lock commitments was immaterial in 2009 and 2008.

PREMISES AND EQUIPMENT: Land is carried at cost. Buildings and equipment are carried at cost, less accumulated depreciation computed on a straight line basis over the estimated useful lives of 10 to 40 years for buildings and 5 to 15 years for furniture, fixtures and equipment.

OTHER REAL ESTATE: Other real estate includes all real estate, other than bank premises used in bank operations, owned or controlled by the Company, including real estate acquired in settlement of loans. Properties are recorded at the balance of the loan or at estimated fair value less estimated selling costs, whichever is less, at the date acquired. Subsequent to foreclosure, management periodically performs valuations and the assets are carried at the lower of cost or fair value less estimated selling costs. Revenue and expenses from operations, gain or loss on sale and changes in the valuation allowance are included in net expenses from foreclosed assets. Other real estate owned and foreclosed property totaled $74,092,000 and $16,312,000 at December 31, 2009 and 2008, respectively. There was no allowance for losses on foreclosed property at December 31, 2009 and 2008.

GOODWILL AND OTHER INTANGIBLE ASSETS: Goodwill is accounted for in accordance with ASC Topic 350 (formerly SFAS No. 142, Goodwill and Other Intangible Assets), and accordingly is not amortized but is evaluated at least annually for impairment. Definite-lived intangible assets continue to be amortized over their useful lives and evaluated at least quarterly for impairment.

The Company records its title plant assets in accordance with ASC Topic 950 (formerly SFAS No. 61, Accounting for Title Plant). Under ASC Topic 950, costs incurred to construct a title plant, including the costs incurred to obtain, organize, and summarize historical information, are capitalized until the title plant can be used to perform title searches. Purchased title plant, including a purchased undivided interest in title plant, is recorded at cost at the date of acquisition. For title plant acquired separately or as part of a company acquisition, cost is measured as the fair value of the consideration given. Capitalized costs of title plant are not depreciated or charged to income unless circumstances indicate that the carrying amount of the title plant has been impaired. Impairment identifiers include a change in legal requirements or statutory practices, identification of obsolescence, and abandonment of the title plant, among others identifiers.

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

INCOME TAXES: The Company and all subsidiaries file a consolidated federal income tax return on a calendar year basis. The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions through IBERIABANK, IBERIABANK fsb, LTC and their subsidiaries. In lieu of Louisiana state income tax, IBERIABANK is subject to the Louisiana bank shares tax, which is included in noninterest expense or income tax expense in the Company’s consolidated financial statements. With few exceptions, the Company is no longer subject to U.S. federal, state or local income tax examinations for years before 2007.

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

STOCK COMPENSATION PLANS: The Company issues stock options under various plans to directors, officers and other key employees. The Company accounts for its options in accordance with ASC Topics 718 and 505. Under those provisions, the Company has adopted a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. As a result, compensation expense relating to stock options and restricted stock is reflected in net income as part of “Salaries and employee benefits” on the consolidated statements of income. The Company’s practice has been to grant options at no less than the fair market value of the stock at the grant date.

See Note 16 for additional information on the Company’s share-based compensation plans.

EARNINGS PER COMMON SHARE: Basic earnings per share represents income available to common shareholders divided by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflect additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate to outstanding stock options and warrants and are determined using the two-class method.

See Note 2 for additional information on the Company’s calculation of earnings per share.

TREASURY STOCK: The purchase of the Company’s common stock is recorded at cost. At the date of retirement or subsequent reissuance, treasury stock is reduced by the cost of such stock with differences recorded in additional paid-in capital or retained earnings, as applicable.

COMPREHENSIVE INCOME: Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities and cash flow hedges, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

SEGMENT INFORMATION: ASC Topic 280 (formerly SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information) requires the reporting of information about a company’s operating segments using a “management approach”. The Statement requires that reportable segments be identified based upon those revenue-producing components for which separate financial information is produced internally and are subject to evaluation by the chief operating decision maker in deciding how to allocate resources to segments.

The Company reports the results of its operations through four business segments: IBERIABANK, IBERIABANK fsb, IBERIABANK Mortgage Company, and Lenders Title Company.

See Note 14 for additional information on the Company’s segments.

RECENT ACCOUNTING PRONOUNCEMENTS

ASC Topic 105 (formerly FASB Statement No. 168)

In 2009, the Company adopted the provisions of FASB Statement No. 168, “The FASB Accounting Standards Codification” and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162. The FASB Accounting Standards Codification (“Codification”) has become the source of authoritative U.S. generally accepted accounting principles (“GAAP”) recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants, which include the Company. The Codification supersedes all existing non-SEC accounting and reporting standards. All other nongrandfathered non-SEC accounting literature not included in the Codification has therefore become nonauthoritative.

Following Statement No. 168, FASB will not issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts. Instead, Effective July 1, 2009, changes to the Codification are communicated through an Accounting Standards Update (“ASU”). ASUs will be published for all authoritative U.S. GAAP promulgated by the FASB, regardless of the form in which such guidance may have been issued prior to release of the FASB Codification (e.g., FASB Statements, EITF Abstracts, FASB Staff Positions, etc.). ASUs also will be issued for amendments to the SEC content in the FASB Codification as well as for editorial changes. ASUs will serve only to update the Codification, provide background information about the guidance, and provide the bases for conclusions on changes in the Codification. Throughout the notes to these consolidated financial statements and management’s discussion and analysis, the Company will reference accounting standards the Company has adopted and uses as GAAP. In an effort to conform to the provisions of Statement No. 168, the Company will also reference the new Codification section (“ASC”) that replaces the previous standard reference. Statement No. 168 corresponds to ASC 105 in the current codification.

ASC Topic 805 (formerly SFAS 141(R))

On January 1, 2009, the Company prospectively adopted the provisions of ASC Topic 805, which impacts how the Company applies the acquisition method to business combinations. Significant changes to how the Company accounts for business combinations under this Statement include 1) the acquisition date will be date the Company obtains control, 2) all identifiable assets acquired, liabilities assumed, and noncontrolling interests in the acquiree will be stated at fair value on the acquisition date, 3) assets or liabilities arising from noncontractual contingencies will be measured at their acquisition date fair value only if it is more likely than not that they meet the definition of an asset or liability on the acquisition date, 4) adjustments subsequently made to the provisional amounts recorded on the acquisition date will be made retroactively during a measurement period not to exceed one year, 5) acquisition-related restructuring costs that do not meet certain criteria will be expensed as incurred, 6) transaction costs will be expensed as incurred, 7) reversals of deferred income tax valuation allowances and income tax contingencies will be recognized in earnings subsequent to the measurement period, and 8) the allowance for loan losses of an acquiree will not be permitted to be recognized by the acquirer. Additionally, ASC Topic 805 requires additional disclosures regarding subsequent changes to acquisition-related contingencies, contingent consideration, noncontrolling interests, acquisition-related transaction costs, fair values and cash flows not expected to be collected for acquired loans, and goodwill valuation. The Companies three acquisitions during 2009 were accounted for under ASC Topic 805. For further information, see Note 3 to these consolidated financial statements.

International Financial Reporting Standards (“IFRS”)

In November 2008, the SEC issued a proposed roadmap regarding the potential use by U.S. issuers of financial statements prepared in accordance with IFRS. IFRS is a comprehensive series of accounting standards published by the International Accounting Standards Board (“IASB”). Under the proposed roadmap, the Company may be required to prepare financial statements in accordance with IFRS as early as 2014. The SEC will make a determination in 2011 regarding the mandatory adoption of IFRS. The Company is currently assessing the impact that this potential change would have on its operating results and financial condition, and will continue to monitor the development of the potential implementation of IFRS.

ASC Topic 805 (formerly FSP No. FAS 141(R)-1)

In April 2009, the FASB issued FSP No. FAS 141(R)-1, Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies (“FSP FAS 141(R)-1”). FSP FAS 141(R)-1 amends and clarifies ASC Topic 805 (formerly SFAS 141(R)), to address application issues on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. As issued, ASC Topic 805 required that all contractual contingencies and all noncontractual contingencies that are more likely than not to give rise to an asset or liability be recognized at their acquisition date fair value. All noncontractual contingencies that do not meet the more-likely-than not criterion as of the acquisition date would be accounted for in accordance with other U.S. GAAP, as appropriate, including ASC Topic 450 (formerly FASB Statement No. 5, Accounting for Contingencies). ASC Topic 805 required that when new information is obtained, a liability be measured at the higher of its acquisition-date fair value and the amount that would be recognized by applying guidance in Topic 450. FSP FAS 141(R)-1 clarified the guidance to state an acquirer shall recognize at fair value, at the acquisition date, an asset acquired or a liability assumed in a business combination that arises from a contingency if the acquisition-date fair value of that asset or liability can be determined during the measurement period. The Company has adopted the provisions of this guidance effective January 1, 2009, and adoption did not have a material effect on the operating results, financial position, or liquidity of the Company.

ASC Topic 155 (formerly FASB Statement No. 165)

In 2009, the Company adopted the provisions of ASC Topic 155, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, the Statement sets forth the period after the balance sheet date during which management of the Company should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which the Company should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that the Company should make about events or transactions that occurred after the balance sheet date.

ASC Topic 810 (formerly FASB Statement No. 167)

In September 2009, FASB issued Statement No. 167, Amendments to FASB Interpretation No. 46(R), to improve financial reporting by enterprises involved with variable interest entities. ASC Topic 810 amends Interpretation No.

46(R) to require the Company to perform an analysis to determine whether the Company’s variable interest gives it a controlling financial interest in a variable interest entity (“VIE”). The analysis is designed to identify the primary beneficiary of a VIE as an enterprise that has both the power to direct the activities of the VIE that most significantly impact the economic performance of the entity, as well as the obligation to absorb losses of the VIE that could be significant to the VIE or the right to receive benefits from the entity that could be significant to the VIE. The Statement also amends Interpretation 46(R) to require ongoing reassessments of whether the Company is the primary beneficiary of a VIE. Before this Statement, Interpretation No. 46(R) required reconsideration of whether the Company is the primary beneficiary of a variable interest entity only when specific events occurred. In addition, under Interpretation No. 46(R), a troubled debt restructuring as defined in paragraph 2 of FASB Statement No. 15, Accounting by Debtors and Creditors for Troubled Debt Restructurings (ASC 310), was not an event that required reconsideration of whether an entity is a variable interest entity and whether an enterprise is the primary beneficiary of a variable interest entity. This Statement eliminates that exception. The Company is evaluating the impact the issuance of Topic 810 has on its financial statements, but does not anticipate Topic 810 will have a significant impact the Company’s financial condition, results of operations, or liquidity.

FASB Exposure Draft

Also in September 2009, the FASB issued an Exposure Draft (“ED”) of a proposed Statement of Financial Accounting Standards, Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses. The proposed Statement is intended to improve the transparency of financial reporting by requiring enhanced disclosures about the Company’s allowance for credit losses as well as the credit quality of the Company’s loan portfolio.

The proposed disclosures include disclosure of information that enables the users of the Company’s consolidated financial statements to understand the risk characteristics of the Company’s loan portfolio segments, the factors and methodologies used in estimating the Company’s allowance for loan losses for each portfolio, and the activity in both the loan balances and allowance for loan losses for each loan portfolio segment. Additionally, the proposed disclosures include disclosing information by loan portfolio segment that enables users to assess the fair value of the Company’s loans at the end of the reporting period, as well as assess the quantitative and qualitative risks arising from the credit quality of the Company’s loans. Suggested disclosures also include information that enables users to understand the accounting for, and amount of, loans that meet the definition of an impaired loan in ASC Topic 310, as well as loans that are on nonaccrual status. The proposed Statement would be effective beginning with the first interim or annual reporting period ending after December 15, 2009, with early application encouraged. Because the proposed Statement enhances current disclosure requirements, and does not represent a departure from current GAAP, issuance and adoption of the proposed Statement will not affect the Company’s financial position, results of operations, or liquidity, but will require additional disclosures in the Company’s interim and annual consolidated financial statements.

ASU No. 2010-06

In January 2010, the FASB issued ASU No. 2010-06, which provides amendments to ASC subtopic 820-10 that require new disclosures related to fair value measurements. The update requires new disclosures for transfers in and out of Levels 1 and 2 fair value measurements, as well as a description of the reasons for the transfers. In addition, the update requires enhanced disclosure of Level 3 fair value measurement activity, including disclosure of separate information for purchases, sales, issuances, and settlements of Level 3 measurements on a gross basis. Finally, the update provides amendments that clarify existing disclosures about the level of disaggregation of data and input and valuation techniques used to measure fair value on both a recurring and nonrecurring basis.

The new disclosures and clarifications of existing disclosures are effective for interim or annual reporting periods beginning after December 15, 2009, except for the disclosure of gross Level 3 activity, which is effective for periods beginning after December 15, 2010. Because the ASU enhances current disclosure requirements, and does not represent a departure from current GAAP, issuance and adoption of the proposed ASU will not affect the Company’s financial position, results of operations, or liquidity, but will require additional disclosures in the Company’s interim and annual consolidated financial statements.

NOTE 2 – CHANGE IN ACCOUNTING PRINCIPLE – EARNINGS PER SHARE

Accounting Standards Codification Topic No. 260 clarifies share-based payment awards that entitle holders to receive non-forfeitable dividends before vesting should be considered participating securities and thus included in the calculation of basic earnings per share. Effective January 1, 2009, these awards are now included in the calculation of basic earnings per share under the two-class method, a change that reduces both basic and diluted earnings per share. The two-class method allocates earnings for the period between common shareholders and other security holders. The participating awards receiving dividends will be allocated the same amount of income as if they were outstanding shares. All prior period earnings per share data presented have been adjusted retrospectively to conform to the provisions of the principle. Previously, the Company included unvested share payment awards in the calculation of diluted earnings per share under the treasury stock method.

The following tables present the effect the adoption of ASC 260 has on affected financial statement line items, weighted average shares outstanding, and per share amounts for the years ended December 31, 2009, 2008, and 2007. Adoption had no effect on the Company’s retained earnings or other components of equity.

	For the Years Ended December 31,
	2009		2008
	Two-class method	Treasury stock method	Two-class method	Treasury stock method
Income available to common shareholders	$147,900,000	$147,899,000	$39,564,000	$39,564,000
Distributed and undistributed earnings to unvested restricted stock	(4,024,000)	—	(1,032,000)	—

Distributed and undistributed earnings to common shareholders – Basic(1)	143,876,000	147,899,000	38,532,000	39,564,000
Undistributed earnings reallocated to unvested restricted stock	291,000	—	(13,000)	—

Distributed and undistributed earnings to common shareholders – Diluted	$144,167,000	$147,899,000	$38,519,000	$39,564,000

Weighted average shares outstanding – Basic (3)	18,210,867	17,753,654	13,045,855	12,688,741
Weighted average shares outstanding – Diluted	17,956,674	17,997,685	12,970,054	13,026,897

Earnings per common share – Basic(1)	$8.10	$8.33	$3.04	$3.12
Earnings per common share – Diluted	$8.03	$8.22	$2.97	$3.04
Earnings per unvested restricted stock share – Basic (2)	$8.80	N/A	$2.89	N/A
Earnings per unvested restricted stock share – Diluted	$8.16	N/A	$2.93	N/A

(1)	Total earnings available to common shareholders include distributed earnings of $24,490,000, or $1.38 per weighted average share, and undistributed earnings of $119,386,000, or $6.72 per weighted average share under the two-class method for the year ended December 31, 2009.
(2)	Total earnings available to unvested restricted stock include distributed earnings of $685,000, or $1.50 per weighted average share, and undistributed earnings of $3,339,000, or $7.30 per weighted average share, under the two-class method for the year ended December 31, 2009.
(3)	Weighted average basic shares outstanding used in the two-class method include 457,213 and 357,114 shares of unvested restricted stock for the years ended December 31, 2009 and 2008, respectively.

	For the Year Ended December 31, 2007
	Two-class method	Treasury stock method
Income available to common shareholders	$41,310,000	$41,310,000
Distributed and undistributed earnings to unvested restricted stock	(972,000)	—

Distributed and undistributed earnings to common shareholders – Basic	40,338,000	41,310,000
Undistributed earnings reallocated to unvested restricted stock	46,000	—

Distributed and undistributed earnings to common shareholders – Diluted	$40,384,000	$41,310,000

Weighted average shares outstanding – Basic (1)	12,481,050	12,203,127
Weighted average shares outstanding – Diluted	12,571,580	12,631,267

Earnings per common share – Basic	$3.31	$3.39
Earnings per common share – Diluted	$3.21	$3.27
Earnings per unvested restricted stock share – Basic	$3.50	N/A
Earnings per unvested restricted stock share – Diluted	$3.33	N/A

(1)	Weighted average basic shares outstanding used in the two-class method include 277,923 shares of unvested restricted stock for the year ended December 31, 2007.

For the years ended December 31, 2009, 2008, and 2007, the calculations for basic shares outstanding exclude: (a) the weighted average shares owned by the Recognition and Retention Plan (“RRP”) of 513,107, 391,230, and 407,706, respectively, and (b) the weighted average shares in Treasury Stock of 1,569,063, 1,884,549, and 1,979,790, respectively.

The effect from the assumed exercise of 696,026, 373,390, and 326,501 stock options was not included in the computation of diluted earnings per share for the years ended December 31, 2009, 2008, and 2007, respectively, because such amounts would have had an antidilutive effect on earnings per share.

NOTE 3 – ACQUISITION ACTIVITY

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

ANB Financial, N.A.

On May 9, 2008, IBERIABANK fsb entered into a purchase and assumption agreement with the Federal Deposit Insurance Corporation (“FDIC”), as receiver of ANB Financial, N.A., Bentonville, Arkansas (“ANB”). IBERIABANK fsb currently operates eight former ANB offices in Northwest Arkansas.

IBERIABANK fsb advanced $45,863,000 in cash to the FDIC in partial settlement of the difference between the amount of assets purchased by IBERIABANK fsb and deposits and other liabilities assumed, less the premium to be paid by IBERIABANK fsb in the transaction. The assets of ANB purchased by IBERIABANK fsb included $180,046,000 in cash, including fed funds and deposits with the Federal Reserve, $44,923,000 of investment securities, all of which were U.S. Treasury and agency securities, $1,945,000 of loans secured by deposits, and $194,000 of accrued interest. IBERIABANK fsb also acquired $12,874,000 in premises, furniture, fixtures, and equipment associated with these offices.

IBERIABANK fsb assumed $189,708,000 in insured deposits associated with this transaction. Insured deposits included public fund deposits to the extent those deposits were properly secured and excluded brokered and uninsured deposits. In association with this transaction, IBERIABANK fsb paid a deposit premium of $1,865,000. IBERIABANK fsb also assumed some liabilities, primarily accrued interest payable of $512,000 on deposits.

IBERIABANK fsb paid deposit processing fees to the FDIC of $177,000 during the second quarter of 2008. In addition, the Company paid additional merger-related expenses during 2008 of $2,303,000 including salaries and personnel costs of temporary employees, travel expenses, and legal and professional services. These fees and other costs were expensed as incurred.

CapitalSouth Bank

On August 21, 2009, the Company announced IBERIABANK had entered into a purchase and assumption agreement with a loss share arrangement with the Federal Deposit Insurance Corporation, as receiver of CapitalSouth Bank, Birmingham, Alabama (“CSB”) to assume all of the deposits and certain assets in a whole-bank acquisition of CSB, a full-service commercial bank headquartered in Birmingham, Alabama. The Company assumed all deposits of CSB with no losses to any depositor. IBERIABANK now operates ten former CSB branches in four Metropolitan Statistical Areas (“MSAs”): Birmingham, Montgomery, and Huntsville, Alabama, and Jacksonville, Florida.

The FDIC has granted IBERIABANK an option to purchase at appraised value the premises, furniture, fixtures, and equipment of CSB and assume the leases associated with these offices. The Company did not exercise the option to purchase the assets at December 31, 2009, but anticipates exercising the option in 2010. Purchase of the assets will not have a material effect on the Company’s net asset position or results of operations.

The loans and other real estate owned acquired are covered by a loss share agreement between IBERIABANK and the FDIC which affords IBERIABANK significant protection against future losses. Under the agreement, the FDIC will cover 80% of losses on the disposition of loans and OREO up to $135,000,000, or $108,000,000 of losses, and 95% of losses that exceed the $135,000,000 threshold. The term for loss sharing on single-family residential real estate loans is ten years, while the term for loss sharing on non-residential real estate loans is five years and IBERIABANK reimbursement to the FDIC for a total of eight years for recoveries. The reimbursable losses from the FDIC are based on the book value of the relevant loans as determined by the FDIC at the date of the transaction. New loans made after that date are not covered by the provisions of the loss share agreement. IBERIABANK has recorded a receivable from the FDIC of $88,093,000, which represents the estimated fair value of the FDIC’s portion of the losses that are expected to be incurred and reimbursed to the Company.

The acquisition was accounted for under the purchase method of accounting in accordance with ASC Topic 805. The net assets acquired as of August 21, 2009, as well as the gain recorded on the transaction (total equity as shown in the table), are presented in the following table. Both the purchased assets and liabilities assumed were recorded at their respective acquisition date fair values. Identifiable intangible assets, including core deposit intangible assets, were recorded at fair value. Because the fair value of assets acquired and intangible assets created as a result of the acquisition exceeds the fair value of liabilities assumed, the provisions of ASC 805 allow the Company to record a gain resulting from the acquisition in its consolidated statements of income for the year ended December 31, 2009. The gain totaled $57.2 million and is included in noninterest income on the Company’s consolidated statement of income for the year ended December 31, 2009.

Subsequent to the acquisition, the allowance for loan losses for loans acquired in FDIC-assisted transactions is determined without giving consideration to the amounts recoverable through loss sharing agreements (since the loss sharing agreement are separately accounted for and thus presented “gross” on the balance sheet). The provision for loan losses is reported net of changes in the amount recoverable under the loss sharing agreements.

The Company’s operating results for the year ended December 31, 2009 include the operating results of the acquired assets and assumed liabilities for the 132 days subsequent to the August 21, 2009 acquisition date. The revenue from the assets acquired totaled $9,837,000 for the 132-day period. Due to the significant fair value adjustments recorded, as well as the nature of the FDIC loss sharing agreement in place, CSB’s historical results are not believed to be relevant to the Company’s results, and thus no pro forma information is presented.

The acquired assets and liabilities, as well as the adjustments to record the assets and liabilities at fair value, are presented in the following table. Cash acquired from the FDIC is included in the fair value adjustments to arrive at the total assets acquired.

(dollars in thousands)	Acquired from the FDIC	Fair Value Adjustments		As recorded by IBERIABANK
Assets
Cash and cash equivalents	$9,516	$73,690		$83,206
Investment securities	45,406	621	(a)	46,027
Loans	477,788	(114,671	) (b)	363,117
Other real estate owned	12,148	(1,904	) (c)	10,244
Core deposit intangible	—	377	(d)	377
FDIC loss share receivable	—	88,093	(e)	88,093
Other assets	19,600	—		19,600

Total Assets	$564,458	$46,205		$610,663

Liabilities
Interest-bearing deposits	459,786	1,562	(f)	461,348
Noninterest-bearing deposits	56,543	—		56,543
Borrowings	29,372	1,247	(g)	30,619
Other liabilities	4,916	—		4,916

Total Liabilities	$550,617	$2,809		$553,425

Total Equity				57,238

Total Liabilities and Equity				$610,663

Explanation of Certain Fair Value Adjustments

(a)	The adjustment is necessary to record CSB’s held-to-maturity investments at fair value on the date of acquisition.
(b)	The adjustment represents the write down of the book value of CSB’s loans to their estimated fair value based on expected cash flows which includes an estimate of expected future loan losses.
(c)	The adjustment represents the write down to book value of CSB’s OREO properties to their estimated fair value at the acquisition date based on their appraised value, as adjusted for costs to sell.
(d)	The adjustment represents the value of the core deposit base assumed in the acquisition. The core deposit asset was recorded as an identifiable intangible asset and will be amortized on an accelerated basis over the average life of the deposit base, estimated to be ten years.
(e)	The adjustment is to record the fair value of the amount the Company estimates it will receive from the FDIC under its loss sharing arrangement. The value of the receivable represents the fair value of expected cash flows as a result of future loan losses.
(f)	The adjustment is necessary because the weighted average interest rate of CSB’s CD’s exceeded the cost of similar funding at the time of acquisition. The fair value adjustment will be amortized to reduce interest expense on a declining basis over the average life of the portfolio, which is estimated at 11 months.
(g)	The adjustment is necessary because the interest rate of CSB’s fixed rate borrowings exceeded current interest rates on similar borrowings. The fair value adjustment will be amortized to reduce interest expense on a declining basis over the average life of the borrowings, which is estimated at 43 months.

Orion Bank

On November 13, 2009, the Company announced that IBERIABANK had entered into a purchase and assumption agreement with a loss share arrangement with the FDIC, as receiver of Orion Bank (“Orion”), to purchase certain assets and assume certain deposit and other liabilities in a whole-bank acquisition of Orion, a full-service Florida-chartered commercial bank headquartered in Naples, Florida. IBERIABANK now operates 23 former Orion branches in five MSAs: Naples, Sarasota, Fort Myers, and Palm Beach, Florida, as well as the Florida Keys.

The FDIC has granted IBERIABANK an option to purchase at appraised value the premises, furniture, fixtures, and equipment of Orion and assume the leases associated with these offices. The Company did not exercise the option to purchase the assets at December 31, 2009, but anticipates exercising the option in 2010. Purchase of the assets will not have a material effect on the Company’s net asset position or results of operations.

The loans and other real estate owned acquired are covered by a loss share agreement between IBERIABANK and the FDIC which affords IBERIABANK significant protection against future losses. Under the agreement, the FDIC will cover 80% of losses on the disposition of loans and OREO up to $550,000,000, or $440,000,000 of losses, and 95% of losses that exceed the $550,000,000 threshold. The term for loss sharing on single-family residential real estate loans is ten years, while the term for loss sharing on non-residential real estate loans is five years in respect to losses and IBERIABANK reimbursement to the FDIC for a total of eight years for recoveries. The reimbursable losses from the FDIC are based on the book value of the relevant loans as determined by the FDIC at the date of the transaction. New loans made after that date are not covered by the provisions of the loss share agreement. IBERIABANK has recorded a receivable from the FDIC of $711,756,000, which represents the estimated fair value of the FDIC’s portion of the losses that are expected to be incurred and reimbursed to the Company.

The acquisition was accounted for under the purchase method of accounting in accordance with ASC Topic 805. The net assets acquired as of November 13, 2009, as well as the gain recorded on the transaction (total equity as shown in the table), are presented in the following table. Both the purchased assets and liabilities assumed were recorded at their respective acquisition date fair values. Identifiable intangible assets, including core deposit intangible assets, were recorded at fair value. Because the fair value of assets acquired and intangible assets created as a result of the acquisition exceeds the fair value of liabilities assumed, the provisions of ASC 805 allow the Company to record a gain resulting from the acquisition in its consolidated statement of income for the year ended December 31, 2009. The gain totaled $118,270,000 and is included in noninterest income on the Company’s consolidated statement of income for the year ended December 31, 2009.

Subsequent to the acquisition, the allowance for loan losses for loans acquired in FDIC-assisted transactions is determined without giving consideration to the amounts recoverable through loss sharing agreements (since the loss sharing agreement are separately accounted for and thus presented “gross” on the balance sheet). The provision for loan losses is reported net of changes in the amount recoverable under the loss sharing agreements.

The Company’s operating results for the year ended December 31, 2009 include the operating results of the acquired assets and assumed liabilities for the 48 days subsequent to the November 13, 2009 acquisition date. The revenue from the assets acquired totaled $11,397,000 for the 48-day period. Due to the significant fair value adjustments recorded, as well as the nature of the FDIC loss sharing agreement in place, Orion’s historical results are not believed to be relevant to the Company’s results, and thus no pro forma information is presented.

The acquired assets and liabilities, as well as the adjustments to record the assets and liabilities at fair value, are presented in the following table. Cash acquired from the FDIC is included in the fair value adjustments to arrive at the total assets acquired.

(dollars in thousands)	Acquired from the FDIC	Fair Value Adjustments		As recorded by IBERIABANK
Assets
Cash and cash equivalents	$212,686	$172,341		$385,027
Investment securities	231,986	(1,019	) (a)	230,968
Loans	1,816,034	(854,940	) (b)	961,094
Other real estate owned	50,900	(22,395	) (c)	28,505
Core deposit intangible	—	10,421	(d)	10,421
FDIC loss share receivable	—	711,756	(e)	711,756
Other assets	38,780	(4,863)		33,917

Total Assets	$2,350,386	$11,302		$2,361,688

Liabilities
Interest-bearing deposits	1,739,694	9,055	(f)	1,748,749
Noninterest-bearing deposits	134,337	—		134,337
Borrowings	332,692	11,998	(g)	344,690
Other liabilities	15,642	—		15,642

Total Liabilities	$2,222,365	$21,053		$2,243,418

Total Equity				118,270

Total Liabilities and Equity				$2,361,688

Explanation of Certain Fair Value Adjustments

(a)	The adjustment is necessary to record Orion’s held-to-maturity investments at fair value on the date of acquisition.
(b)	The adjustment represents the write down of the book value of Orion’s loans to their estimated fair value based on expected cash flows which includes an estimate of expected future loan losses.
(c)	The adjustment represents the write down to book value of Orion’s OREO properties to their estimated fair value at the acquisition date based on their appraised value, as adjusted for costs to sell.
(d)	The adjustment represents the value of the core deposit base assumed in the acquisition. The core deposit asset was recorded as an identifiable intangible asset and will be amortized on an accelerated basis over the average life of the deposit base, estimated to be ten years.
(e)	The adjustment is to record the fair value of the amount the Company estimates it will receive from the FDIC under its loss sharing arrangement. The value of the receivable represents the fair value of expected cash flows as a result of future loan losses.
(f)	The adjustment is necessary because the weighted average interest rate of Orion’s CD’s exceeded the cost of similar funding at the time of acquisition. The fair value adjustment will be amortized to reduce interest expense on a declining basis over the average life of the portfolio, which is estimated at 10 months.
(g)	The adjustment is necessary because the interest rate of Orion’s fixed rate borrowings exceeded current interest rates on similar borrowings. The fair value adjustment will be amortized to reduce interest expense on a declining basis over the average life of the borrowings, which is estimated at 21 months.

Century Bank

On November 13, 2009, the Company announced that IBERIABANK had entered into a purchase and assumption agreement with a loss share arrangement with the FDIC, as receiver of Century Bank, FSB (“Century”), to purchase certain assets and assume certain deposit and other liabilities in a whole-bank acquisition of Century, a full-service federal thrift headquartered in Sarasota, Florida. IBERIABANK now operates 11 former Century branches in two Florida MSAs: Sarasota and Bradenton.

The FDIC has granted IBERIABANK an option to purchase at appraised value the premises, furniture, fixtures, and equipment of Century and assume the leases associated with these offices. The Company did not exercise the option to purchase the assets at December 31, 2009, but anticipates exercising the option in 2010. Purchase of the assets will not have a material effect on the Company’s net asset position or results of operations.

The loans and other real estate owned acquired are covered by a loss share agreement between IBERIABANK and the FDIC which affords IBERIABANK significant protection against future losses. Under the agreement, the FDIC will cover 80% of losses on the disposition of loans and OREO up to $285,000,000, or $228,000,000 of losses, and 95% of losses that exceed the $285,000,000 threshold. The term for loss sharing on single-family residential real estate loans is ten years, while the term for loss sharing on non-residential real estate loans is five years in respect to losses and IBERIABANK reimbursement to the FDIC for a total of eight years for recoveries. The reimbursable losses from the FDIC are based on the book value of the relevant loans as determined by the FDIC at the date of the transaction. New loans made after that date are not covered by the provisions of the loss share agreement. IBERIABANK has recorded a receivable from the FDIC of $232,053,000, which represents the estimated fair value of the FDIC’s portion of the losses that are expected to be incurred and reimbursed to the Company.

The acquisition was accounted for under the purchase method of accounting in accordance with ASC Topic 805. The net assets acquired as of November 13, 2009, as well as the gain recorded on the transaction (total equity as shown in the table), are presented in the following table. Both the purchased assets and liabilities assumed were recorded at their respective acquisition date fair values. Identifiable intangible assets, including core deposit intangible assets, were recorded at fair value. Because the fair value of assets acquired and intangible assets created as a result of the acquisition exceeds the fair value of liabilities assumed, the provisions of ASC 805 allow the Company to record a gain resulting from the acquisition in its consolidated statements of income for the year ended December 31, 2009. The gain totaled $51,602,000 and is included in noninterest income on the Company’s consolidated statement of income for the year ended December 31, 2009.

Subsequent to the acquisition, the allowance for loan losses for loans acquired in FDIC-assisted transactions is determined without giving consideration to the amounts recoverable through loss sharing agreements (since the loss sharing agreement are separately accounted for and thus presented “gross” on the balance sheet). The provision for loan losses is reported net of changes in the amount recoverable under the loss sharing agreements.

The Company’s operating results for the year ended December 31, 2009 include the operating results of the acquired assets and assumed liabilities for the 48 days subsequent to the November 13, 2009 acquisition date. The revenue from the assets acquired totaled $4,103,000 for the 48-day period. Due to the significant fair value adjustments recorded, as well as the nature of the FDIC loss sharing agreement in place, Century’s historical results are not believed to be relevant to the Company’s results, and thus no pro forma information is presented.

The acquired assets and liabilities, as well as the adjustments to record the assets and liabilities at fair value, are presented in the following table. Cash acquired from the FDIC is included in the fair value adjustments to arrive at the total assets acquired.

(dollars in thousands)	Acquired from the FDIC	Fair Value Adjustments		As recorded by IBERIABANK
Assets
Cash and cash equivalents	$14,800	$86,672		$101,472
Investment securities	22,067	61	(a)	22,128
Loans	710,506	(292,946	) (b)	417,561
Other real estate owned	35,770	(14,620	) (c)	21,150
Core deposit intangible	—	2,243	(d)	2,243
FDIC loss share receivable	—	232,053	(e)	232,053
Other assets	15,403	—		15,403

Total Assets	$798,546	$13,463		$812,009

Liabilities
Interest-bearing deposits	497,832	7,043	(f)	504,875
Noninterest-bearing deposits	110,940	—		110,940
Borrowings	135,426	7,580	(g)	143,006
Other liabilities	1,586	—		1,586

Total Liabilities	$745,784	$14,623		$760,407

Total Equity				51,602

Total Liabilities and Equity				$812,009

Explanation of Certain Fair Value Adjustments

(a)	The adjustment is necessary to record Century’s held-to-maturity investments at fair value on the date of acquisition.
(b)	The adjustment represents the write down of the book value of Century’s loans to their estimated fair value based on expected cash flows which includes an estimate of expected future loan losses.
(c)	The adjustment represents the write down to book value of Century’s OREO properties to their estimated fair value at the acquisition date based on their appraised value, as adjusted for costs to sell.
(d)	The adjustment represents the value of the core deposit base assumed in the acquisition. The core deposit asset was recorded as an identifiable intangible asset and will be amortized on an accelerated basis over the average life of the deposit base, estimated to be ten years.
(e)	The adjustment is to record the fair value of the amount the Company estimates it will receive from the FDIC under its loss sharing arrangement. The value of the receivable represents the fair value of expected cash flows as a result of future loan losses.
(f)	The adjustment is necessary because the weighted average interest rate of Century’s CD’s exceeded the cost of similar funding at the time of acquisition. The fair value adjustment will be amortized to reduce interest expense on a declining basis over the average life of the portfolio, which is estimated at 9 months.
(g)	The adjustment is necessary because the interest rate of Century’s fixed rate borrowings exceeded current interest rates on similar borrowings. The fair value adjustment will be amortized to reduce interest expense on a declining basis over the average life of the borrowings, which is estimated at 40 months.

During 2009, the Company paid $3,691,000 in merger-related expenses for the CSB, Orion, and Century acquisitions. These expenses included salaries and personnel costs of temporary employees, travel expenses, and legal and professional services. These costs were expensed as incurred and are included in noninterest expense on the Company’s statement of income.

NOTE 4 – INVESTMENT SECURITIES

The amortized cost and fair values of investment securities, with gross unrealized gains and losses, consist of the following:

(dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

December 31, 2009
Securities available for sale:
U.S. Government-sponsored enterprise obligations	$240,611	$1,156	$(599)	$241,168
U.S. Treasury securities	4,998	1	—	4,999
Obligations of state and political subdivisions	50,317	887	(744)	50,460
Mortgage backed securities	1,006,223	20,481	(5,765)	1,020,939
Other securities	2,878	32	—	2,910

Total securities available for sale	$1,305,027	$22,557	$(7,108)	$1,320,476

Securities held to maturity:
U.S. Government-sponsored enterprise obligations	$155,713	$123	$(126)	$155,710
Obligations of state and political subdivisions	65,540	987	(288)	66,239
Mortgage backed securities	39,108	180	(439)	38,849

Total securities held to maturity	$260,361	$1,290	$(853)	$260,798

December 31, 2008

Securities available for sale:
U.S. Government-sponsored enterprise obligations	$75,719	$983	$(85)	$76,617
Obligations of state and political subdivisions	44,876	790	(985)	44,681
Mortgage backed securities	687,244	19,299	(71)	706,472
Other securities	952	21	—	973

Total securities available for sale	$808,791	$21,093	$(1,141)	$828,743

Securities held to maturity:
U.S. Government-sponsored enterprise obligations	$5,031	$236	$—	$5,267
Obligations of state and political subdivisions	52,745	512	(647)	52,610
Mortgage backed securities	2,957	118	(2)	3,073

Total securities held to maturity	$60,733	$866	$(649)	$60,950

Securities with carrying values of $1,210,189,000 and $696,023,000 were pledged to secure public deposits and other borrowings at December 31, 2009 and 2008, respectively.

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

Information pertaining to securities with gross unrealized losses at December 31, 2009 and 2008, aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows:

	Less Than Twelve Months		Over Twelve Months		Total
(dollars in thousands)	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value

December 31, 2009
Securities available for sale:
U.S. Government-sponsored enterprise obligations	$(599)	$51,228	$—	$—	$(599)	$51,228
Obligations of state and political subdivisions	(35)	7,137	(709)	2,500	(744)	9,637
Mortgage backed securities	(5,765)	317,222	—	22	(5,765)	317,244

Total securities available for sale	$(6,399)	$375,587	$(709)	$2,522	$(7,108)	$378,109

Securities held to maturity:
U.S. Government-sponsored enterprise obligations	$(126)	$45,575	$—	$—	$(126)	$45,575
Obligations of state and political subdivisions	(276)	12,772	(12)	234	(288)	13,006
Mortgage backed securities	(439)	15,212	—	—	(439)	15,212

Total securities held to maturity	$(841)	$73,559	$(12)	$234	$(853)	$73,793

December 31, 2008
Securities available for sale:
U.S. Government-sponsored enterprise obligations	$(85)	$8,077	$—	$—	$(85)	$8,077
Obligations of state and political subdivisions	(140)	5,903	(845)	3,386	(985)	9,289
Mortgage backed securities	(63)	11,096	(8)	1,266	(71)	12,362

Total securities available for sale	$(288)	$25,076	$(853)	$4,652	$(1,141)	$29,728

Securities held to maturity:
U.S. Government-sponsored enterprise obligations	$—	$—	$—	$—	$—	$—
Obligations of state and political subdivisions	(628)	17,226	(19)	867	(647)	18,093
Mortgage backed securities	—	—	(2)	123	(2)	123

Total securities held to maturity	$(628)	$17,226	$(21)	$990	$(649)	$18,216

At December 31, 2009, 163 debt securities have unrealized losses of 1.8% of the securities’ amortized cost basis and 0.5% of the Company’s total amortized cost basis. The unrealized losses for each of the 163 securities relate principally to market interest rate changes. Six of the 163 securities have been in a continuous loss position for over twelve months. These six securities have an aggregate amortized cost basis and unrealized loss of $3,477,000 and $722,000, respectively. The six securities were issued by either Federal National Mortgage Association (Fannie Mae), Federal Home Loan Mortgage Corporation (Freddie Mac) or by state and political subdivisions (Municipals). The Fannie Mae and Freddie Mac securities are rated AAA.

At December 31, 2008, 112 debt securities had unrealized losses of 3.6% of the securities’ amortized cost basis and 0.2% of the Company’s total amortized cost basis. The unrealized losses for each of the 112 securities relate principally to market interest rate changes. 14 of the 112 securities were in a continuous loss position for over twelve months. These 14 securities had an aggregate amortized cost basis and unrealized loss of $6,514,000 and $873,000, respectively. The 14 securities were primarily issued by either Federal National Mortgage Association (Fannie Mae), Federal Home Loan Mortgage Corporation (Freddie Mac) or by state and political subdivisions (Municipals) and were rated AAA or Aaa by Standard and Poor’s or Moody’s, respectively.

The Company has assessed the nature of the losses in its portfolio as of December 31, 2009 and 2008 to determine if there are losses that are deemed other-than-temporary. In its analysis of these securities, management considered numerous factors to determine whether there were instances where the amortized cost basis of the debt securities would not be fully recoverable, including, but not limited to:

•	the length of time and extent to which the fair value of the securities was less than their amortized cost,

•	whether adverse conditions were present in the operations, geographic area, or industry of the issuer,

•

the payment structure of the security, including scheduled interest and principal payments, including the issuer’s failures to make scheduled payments, if any, and the likelihood of failure to make scheduled payments in the future,

•	changes to the rating of the security by a rating agency, and

•	subsequent recoveries or additional declines in fair value after the balance sheet date.

Management believes it has considered these factors, as well as all relevant information available, when determining the expected future cash flows of the securities in question. In each instance, management has determined the cost basis of the securities would be fully recoverable. Management also has the intent and ability to hold debt securities until their maturity or anticipated recovery if the security is classified as available for sale. In addition, management does not believe the Company will be required to sell debt securities before the anticipated recovery of the amortized cost basis of the security. As a result of this analysis, no declines in fair value have been deemed to be other than temporary as of December 31, 2009 and 2008.

The amortized cost and estimated fair value by maturity of investment securities at December 31, 2009 are shown in the following table. Securities are classified according to their contractual maturities without consideration of principal amortization, potential prepayments or call options. Accordingly, actual maturities may differ from contractual maturities.

	Securities Available for Sale			Securities Held to Maturity
(dollars in thousands)	Weighted Average Yield	Amortized Cost	Fair Value	Weighted Average Yield	Amortized Cost	Fair Value

Within one year or less	1.08%	$42,156	$42,292	1.16%	$27,414	$27,555
One through five years	3.00	145,725	147,939	2.34	140,330	140,433
After five through ten years	3.78	429,607	438,384	4.33	16,176	16,401
Over ten years	3.61	687,539	691,861	3.90	76,441	76,409

Totals	3.52%	$1,305,027	$1,320,476	2.80%	$260,361	$260,798

The following is a summary of realized gains and losses from the sale of securities classified as available for sale.

	Years Ended December 31,
(dollars in thousands)	2009	2008	2007

Realized gains	$6,775	$1,138	$620
Realized losses	(40)	(36)	(24)

Net realized gains (losses)	$6,735	$1,102	$596

At December 31, 2009, the Company’s exposure to four investment security issuers individually exceeded 10% of shareholders’ equity:

(dollars in thousands)	Amortized Cost	Market Value

Federal National Mortgage Association (Fannie Mae)	$679,729	$688,635
Federal Home Loan Bank	125,851	126,173
Government National Mortgage Association (Ginnie Mae)	138,350	135,177
Federal Home Loan Mortgage Corporation (Freddie Mac)	259,986	267,195

	$1,203,916	$1,217,180

NOTE 5 – LOANS RECEIVABLE

Loans receivable at December 31, 2009 and 2008 consists of the following:

(dollars in thousands)	2009	2008
Residential mortgage loans:
Residential 1-4 family	$975,395	$498,740
Construction/ Owner Occupied	32,857	36,693

Total residential mortgage loans	1,008,252	535,433

Commercial loans:
Real estate	2,499,843	1,522,965
Business	1,218,014	775,625

Total commercial loans	3,717,857	2,298,590

Consumer loans:
Indirect automobile	259,339	265,722
Home equity	649,821	501,036
Other	149,096	143,621

Total consumer loans	1,058,256	910,379

Total loans receivable	$5,784,365	$3,744,402

Loans receivable includes $2,998,227,000 and $1,360,565,000 of adjustable rate loans and $2,786,138,000 and $2,383,837,000 of fixed rate loans at December 31, 2009 and 2008, respectively. The amount of loans for which the accrual of interest has been discontinued totaled $890,993,000 and $27,825,000 at December 31, 2009 and 2008, respectively. The amount of interest income that would have been recorded in 2009, 2008 and 2007 if these loans had been current in accordance with their original terms was approximately $10,176,000, $1,244,000 and $616,000, respectively. Accruing loans past due 90 days or more total $43,952,000 and $2,481,000 as of December 31, 2009 and 2008, respectively. Included in accruing loans past due 90 days or more are $38,992,000 in loans that are accounted for in accordance with ASC Topic 310-30.

As discussed in Note 3 above, on August 21, 2009 the Company acquired substantially all of the assets and liabilities of CSB, and on November 13, 2009, acquired certain assets and assumed certain deposit and other liabilities of Orion and Century. The loans and foreclosed real estate that were acquired in these transactions are covered by loss share agreements between the FDIC and IBERIABANK, which afford IBERIABANK significant loss protection. Under the loss share agreements, the FDIC will cover 80% of covered CSB loan and foreclosed real estate losses up to $135,000,000, Orion covered loan and foreclosed real estate losses up to $550,000,000, Century covered loan and foreclosed real estate losses up to $285,000,000, and 95% of losses that exceed these amounts.

Because of the loss protection provided by the FDIC, the risks of the CSB, Orion, and Century loans and foreclosed real estate are significantly different from those assets not covered under the loss share agreement. Accordingly, the Company presents loans subject to the loss share agreements as “covered loans” in the information below and loans that are not subject to the loss share agreement as “non-covered loans.”

The following is a summary of the major categories of non-covered loans outstanding:

(dollars in thousands)	December 31, 2009	December 31, 2008
Non-covered Loans
Residential mortgage loans:
Residential 1-4 family	$434,956	$498,740
Construction/ Owner Occupied	18,198	36,693

Total residential mortgage loans	453,154	535,433
Commercial loans:
Real estate	1,659,844	1,522,965
Business	1,086,860	775,625

Total commercial loans	2,746,704	2,298,590
Consumer loans:
Indirect automobile	259,339	265,722
Home equity	512,087	501,036
Other	142,615	143,621

Total consumer loans	914,041	910,379

Total non-covered loans receivable	$4,113,899	$3,744,402

The carrying amount of the covered loans at December 31, 2009 consisted of loans accounted for in accordance with ASC Topic 310-30 and loans not subject to ASC Topic 310-30 as detailed in the following table.

(dollars in thousands)	ASC 310-30 Loans	Non- ASC 310-30 Loans	Total Covered Loans
Covered Loans
Residential mortgage loans:
Residential 1-4 family	$108,453	$431,986	$540,439
Construction/ Owner Occupied	4,256	10,403	14,659

Total residential mortgage loans	112,709	442,389	555,098
Commercial loans:
Real estate	71,716	768,283	839,999
Business	363	130,791	131,154

Total commercial loans	72,079	899,074	971,153
Consumer loans:
Indirect automobile	—	—	—
Home equity	8,575	129,159	137,734
Other	1,251	5,230	6,481

Total consumer loans	9,826	134,389	144,215

Total covered loans receivable	$194,614	$1,475,852	$1,670,466

A summary of changes in the allowance for loan losses for the years ended December 31, 2009, 2008 and 2007 is as follows:

(dollars in thousands)	2009	2008	2007

Balance, beginning of year	$40,872	$38,285	$29,922

Addition due to purchase transaction	—	—	8,746

Provision charged to operations	45,370	12,568	1,525

Provision recorded through acquisition gain adjustment	147	—	—
Loans charged-off	(33,267)	(12,882)	(4,706)

Recoveries	2,646	2,901	2,798

Balance, end of year	$55,768	$40,872	$38,285

The following is a summary of information pertaining to impaired loans as of December 31:

(dollars in thousands)	2009	2008
Impaired non-covered loans without a valuation allowance	$715	$1,438
Impaired covered loans without a valuation allowance	194,614	—
Impaired loans with a valuation allowance	40,572	25,677

Total impaired loans	$235,901	$27,115

Valuation allowance related to impaired loans	$6,416	$2,794

(dollars in thousands)	2009	2008	2007

Average investment in impaired loans	$112,288	$32,299	$18,932
Interest income recognized on impaired loans	7,096	848	1,115
Nonaccrual loans	890,993	27,825	36,107
Accruing loans more than 90 days past due	43,952	2,481	2,655

As of December 31, 2009, the Company was not committed to lend additional funds to any customer whose loan was classified as impaired.

The Company acquired certain impaired loans through the CSB, Orion, Century, PIC, and Pocahontas acquisitions which are subject to ASC Topic 310-30. The Company’s allowance for loan losses for all acquired loans subject to ASC Topic 310-30 would reflect only those losses incurred after acquisition. The carrying value of these loans, $195,329,000, is included in the balance sheet amounts of loans as of December 31, 2009.

The following is a summary of the impaired loans acquired in the PIC and Pocahontas acquisitions during 2007 as of the dates of acquisition.

(dollars in thousands)
Contractually required principal and interest at acquisition	$18,688
Nonaccretable difference (expected losses and foregone interest)	(5,718)

Cash flows expected to be collected at acquisition	12,970
Accretable yield	(2,087)

Basis in acquired loans at acquisition	$10,883

The following is a summary of the impaired loans acquired in the CSB, Orion, and Century acquisitions during 2009 as of the dates of acquisition.

(dollars in thousands)
Contractually required principal and interest at acquisition	$3,283,960
Nonaccretable difference (expected losses and foregone interest)	(1,519,619)

Cash flows expected to be collected at acquisition	1,764,341
Accretable yield	(22,569)

Basis in acquired loans at acquisition	$1,741,772

The following is a summary of changes in the accretable yields of acquired impaired loans during 2009 and 2008.

(dollars in thousands)	Accretable Yield
	2009	2008
Balance, beginning of year	$317	$164
Additions	22,569	—
Adjustments to accretable yield through goodwill	—	—
Accretion	(2,498)	(258)
Transfers from nonaccretable difference to accretable yield	401	411

Disposals	—	—

Balance, end of year	$20,789	$317

NOTE 6 – LOAN SERVICING

Loans serviced for others, consisting primarily of commercial loan participations sold, are not included in the accompanying consolidated balance sheets. The unpaid principal balances of loans serviced for others were $87,676,000 and $56,183,000 at December 31, 2009 and 2008, respectively. Custodial escrow balances maintained in connection with the foregoing portfolio of loans serviced for others, and included in demand deposits, were $5,000 and $10,000 at December 31, 2009 and 2008, respectively.

NOTE 7 – PREMISES AND EQUIPMENT

Premises and equipment at December 31, 2009 and 2008 consists of the following:

(dollars in thousands)	2009	2008
Land	$36,526	$34,240
Buildings	105,649	99,923
Furniture, fixtures and equipment	59,541	53,737

Total premises and equipment	201,716	187,900
Less accumulated depreciation	64,290	56,496

Total premises and equipment, net	$137,426	$131,404

Depreciation expense was $8,287,000, $8,600,000 and $8,416,000 for the years ended December 31, 2009, 2008, and 2007, respectively.

The Company actively engages in leasing office space available in buildings it owns. Leases have different terms ranging from monthly rental to five-year leases. At December 31, 2009, income from these leases averaged $128,000 per month. Total lease income for 2009, 2008 and 2007 was $1,398,000, $1,867,000, and $1,208,000, respectively.

Income from leases is reported as a reduction in occupancy and equipment expense. The total allocated cost of the portion of the buildings held for lease at December 31, 2009 and 2008 was $11,222,000 and $10,870,000, respectively, with related accumulated depreciation of $2,828,000 and $2,460,000, respectively.

The Company leases certain branch and corporate offices, land and ATM facilities through non-cancelable operating leases with terms that range from one to thirty-two years, with renewal options thereafter. Certain of the leases have escalation clauses and renewal options ranging from monthly renewal to fifteen years. Total rent expense for the years ended December 31, 2009, 2008 and 2007 amounted to $4,586,000, $4,075,000 and $3,455,000, respectively.

Minimum future annual rent commitments under these agreements for the indicated periods follow:

(dollars in thousands)	Amount

Year Ending December 31,
2010	$5,309
2011	3,834
2012	2,967
2013	2,366
2014	2,177
2015 and thereafter	13,743

Total	$30,396

NOTE 8 – GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

Changes to the carrying amount of goodwill not subject to amortization for the years ended December 31, 2009 and 2008 are provided in the following table.

(dollars in thousands)	Amount

Balance, December 31, 2007	$231,177
Goodwill acquired during the year	5,584

Balance, December 31, 2008	$236,761
Goodwill acquired during the year	—
Goodwill impairment	(9,681)

Balance, December 31, 2009	$227,080

At December 31, 2009, goodwill is allocated to the Company’s reportable segments as follows:

(dollars in thousands)	Amount

IBERIABANK	$93,410
IBERIABANK fsb	113,392
IBERIABANK Mortgage Company	11,550
Lenders Title Company	8,728
Other	—

Balance, December 31, 2009	$227,080

The Company performed the required annual impairment tests of goodwill as of October 1, 2009. As a result of a decrease in operating revenue and income at the Company’s LTC subsidiary, the Company determined that it was more likely than not that the fair value of LTC may have been reduced below its carrying amount. To estimate the fair value, the Company used a discounted cash flow model derived from internal five-year cash flow estimates with a terminal value based on estimated future growth rates. The fair value estimate indicated that the carrying amount of the LTC subsidiary exceeded its estimated fair value. As a result, Step 2 testing was required for this reporting unit. The Company determined, as a result of the Step 2 analysis, that the goodwill allocated to LTC was partially impaired, primarily due to a decrease in expected cash flows for LTC. During 2009, the Company recorded a non-cash goodwill impairment charge of $9,681,000, representing 52.6% of total LTC goodwill. The impairment charge is included in other noninterest expense on the Company’s consolidated statement of income for the year ended December 31, 2009.

The Company’s annual impairment test did not indicate impairment at any of the Company’s other reporting units as of the testing date, and subsequent to that date, management is not aware of any events or changes in circumstances since the impairment test that would indicate that goodwill might be impaired.

Title Plant

The Company had title plant assets totaling $6,722,000 at December 31, 2009 and 2008, respectively. The Company performed the required annual impairment tests of its title plant as of October 1, 2009 and 2008. The results of these tests did not indicate impairment of the Company’s recorded title plant.

Intangible Assets Subject to Amortization

The Company’s purchase accounting intangible assets from prior acquisitions which are subject to amortization include core deposit intangibles, amortized on a straight line or accelerated basis over a 9.9 year average, and mortgage servicing rights, amortized over the remaining servicing life of the loans, with consideration given to prepayment assumptions. The definite-lived intangible assets had the following carrying values:

	December 31, 2009			December 31, 2008
(dollars in thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Core deposit intangibles	$37,831	$11,489	$26,342	$24,790	$8,597	$16,193
Non-compete agreements	18	18	—	18	12	6
Mortgage servicing rights	331	102	229	197	9	188

Total	$38,180	$11,609	$26,571	$25,005	$8,618	$16,387

During 2009, the Company recorded $13,041,000 in core deposit intangible assets related to the deposits acquired in the CSB, Orion, and Century acquisitions. During 2009, the Company also recorded additional mortgage servicing rights of $134,000 at the Company’s IMC subsidiary.

The related amortization expense of purchase accounting intangible assets is as follows:

(dollars in thousands)	Amount
Aggregate amortization expense:
For the year ended December 31, 2007	$2,223
For the year ended December 31, 2008	2,456
For the year ended December 31, 2009	3,008

Estimated amortization expense:
For the year ended December 31, 2010	$4,890
For the year ended December 31, 2011	4,198
For the year ended December 31, 2012	3,860
For the year ended December 31, 2013	3,612
For the year ended December 31, 2014	3,345
For the years ended December 31, 2015 and thereafter	6,666

NOTE 9 – DEPOSITS

Certificates of deposit with a balance of $100,000 and over were $1,608,322,000 and $685,639,000 at December 31, 2009 and 2008, respectively. A schedule of maturities of all certificates of deposit as of December 31, 2009 is as follows:

(dollars in thousands)	Amount
Year Ending December 31,
2010	$2,259,678
2011	484,248
2012	271,851
2013	38,944
2014	21,335
2015 and thereafter	533

Total	$3,076,589

NOTE 10 – SHORT-TERM BORROWINGS

Short-term borrowings at December 31, 2009 and 2008 are summarized as follows:

(dollars in thousands)	2009	2008
Federal Home Loan Bank advances	$90,000	$58,000
Securities sold under agreements to repurchase	173,351	150,213

Total short-term borrowings	$263,351	$208,213

Securities sold under agreements to repurchase, which are classified as secured borrowings, generally mature daily. Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction. The Company may be required to provide additional collateral based on the fair value of the underlying securities.

The short-term borrowings at December 31, 2009 consist of FHLB advances with maturity terms between 4 and 365 days, at fixed interest rates between 0.120% and 0.500%. The short-term borrowings at December 31, 2008 consisted of an FHLB advance with a maturity term of two days, at a fixed interest rate of 0.500%.

Additional information on the Company’s short-term borrowings for the years indicated is as follows:

(dollars in thousands)	2009	2008	2007
Outstanding at December 31st	$263,351	$208,213	$436,146
Maximum month-end outstanding balance	263,351	293,000	467,123
Average daily outstanding balance	197,824	80,394	357,743
Average rate during the year	0.66%	2.14%	4.39%
Average rate at year end	0.48%	0.50%	4.12%

NOTE 11 – LONG-TERM DEBT

Long-term debt at December 31, 2009 and 2008 is summarized as follows:

(dollars in thousands)	2009	2008
Federal Home Loan Bank notes at:
0.000 to 0.238% variable, 3 month LIBOR index	$20,000	$45,000
2.591 to 7.040% fixed	552,734	378,199
Correspondent Bank Note
3 year term, variable, 3 month LIBOR index plus 1.00%	—	8,333
Notes Payable – Investment Fund Contributions
7 to 30 year term, 0.50 to 5.00% fixed	36,531	—

Junior Subordinated Debt:
Correspondent Bank Capital Note, 3 month LIBOR(1) plus 3.00%	$25,000	$25,000
Statutory Trust I, 3 month LIBOR plus 3.25%	10,310	10,310
Statutory Trust II, 3 month LIBOR plus 3.15%	10,310	10,310
Statutory Trust III, 3 month LIBOR plus 2.00%	10,310	10,310
Statutory Trust IV, 3 month LIBOR plus 1.60%	15,464	15,464
American Horizons Statutory Trust I, 3 month LIBOR plus 3.15%	6,186	6,186
Statutory Trust V, 3 month LIBOR plus 1.435%	10,310	10,310
Statutory Trust VI, 3 month LIBOR plus 2.75%	12,372	12,372
Statutory Trust VII, 3 month LIBOR plus 2.54%	13,403	13,403
Pocahontas Trust I, Fixed rate of 10.18%	7,692	7,841
Pulaski Trust I, Fixed rate of 10.875%	8,024	8,224
Statutory Trust VIII, 3 month LIBOR plus 3.50%	7,217	7,217

Total Long-term Debt	$745,864	$568,479

(1)	The interest rate on the Company’s long-term debt indexed to LIBOR is based on the 3-month LIBOR rate. At December 31, 2009, the 3-month LIBOR rate was 0.2506%.

FHLB advance repayments are amortized over periods ranging from two to thirty years, and have a balloon feature at maturity. Advances are collateralized by a blanket pledge of mortgage loans and a secondary pledge of FHLB stock and FHLB demand deposits. Total additional advances available from the FHLB at December 31, 2009 were $960,404,000 under the blanket floating lien and $118,880,000 with a pledge of investment securities. The weighted average advance rate at December 31, 2009 was 3.13%.

The Company has various funding arrangements with commercial banks providing up to $145,000,000 in the form of federal funds and other lines of credit. At December 31, 2009, there were no balances outstanding on these lines and all of the funding was available to the Company.

Junior subordinated debt consists of a total of $111,598,000 in Junior Subordinated Deferrable Interest Debentures of the Company issued to statutory trusts that were funded by the issuance of floating rate capital securities of the trusts and a $25,000,000 capital note issued to a correspondent bank during July 2008. Issuances of $10,310,000 each were completed in November 2002, June 2003, September 2004, and June 2007 and an issuance of $15,464,000 was completed in October 2006. The issue of $6,186,000 completed in March 2003 was assumed in the American Horizons acquisition. Issuances of $7,841,000 and $8,224,000 were assumed in the Pocahontas and PIC acquisitions, respectively. The Company issued $25,775,000 in November 2007 and $7,217,000 in March 2008 to provide funding for various business activities, primarily loan growth.

The term of the securities is 30 years, and they are callable at par by the Company anytime after 5 years. Interest is payable quarterly and may be deferred at any time at the election of the Company for up to 20 consecutive quarterly periods. During a deferral period, the Company is subject to certain restrictions, including being prohibited from declaring dividends to its common shareholders. The capital note matures after seven years and is callable in full or in $1,000,000 increments by the Company at anytime within the seven-year term subject to 30-day written notice to the noteholder. Interest on the note is payable quarterly.

The debentures qualify as Tier 1 Capital and the capital note qualifies as Tier 2 capital for regulatory purposes.

Advances and long-term debt at December 31, 2009 have maturities or call dates in future years as follows:

(dollars in thousands)	Amount
Year Ending December 31,
2010	$138,888
2011	122,644
2012	128,735
2013	45,979
2014	136,334
2015 and thereafter	173,284

Total	$745,864

NOTE 12 – ON-BALANCE SHEET DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

In the course of its business operations, the Company is exposed to certain risks, including interest rate, liquidity, and credit risk. The Company manages its risks through the use of derivative financial instruments, primarily through management of exposure due to the receipt or payment of future cash amounts based on interest rates. The Company’s derivative financial instruments manage the differences in the timing, amount, and duration of expected cash receipts and payments.

The Company accounts for its derivative financial instruments in accordance with ASC Topic 815 (formerly SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities), which requires that all derivatives be recognized as assets or liabilities in the balance sheet at fair value.

The primary types of derivatives used by the Company include interest rate swap agreements and interest rate lock commitments.

Interest Rate Swap Agreements

As part of its activities to manage interest rate risk due to interest rate movements, the Company has engaged in interest rate swap transactions to manage exposure to interest rate risk through modification of the Company’s net interest sensitivity to levels deemed to be appropriate. The Company utilizes these interest rate swap agreements to convert a portion of its variable-rate debt to a fixed rate (cash flow hedge). The notional amount on which the interest payments are based is not exchanged. The Company had notional amounts of $95,000,000 and $130,000,000 in derivative contracts on its debt at December 31, 2009 and 2008, respectively.

In addition to using derivative instruments as an interest rate risk management tool, the Company also enters into derivative instruments to help its commercial customers manage their exposure to interest rate fluctuations. To mitigate the interest rate risk associated with these customer contracts, the Company enters into offsetting derivative contract positions. The Company manages its credit risk, or potential risk of default by its commercial customers, through credit limit approval and monitoring procedures. At December 31, 2009, the Company had notional amounts of $184,015,000 on interest rate contracts with corporate customers and $184,015,000 in offsetting interest rate contracts with other financial institutions to mitigate the Company’s rate exposure on its corporate customers’ contracts. At December 31, 2008, the Company had notional amounts of $130,563,000 on both interest rate contracts with corporate customers and offsetting contracts with other financial institutions.

Because the swap agreements used to manage interest rate risk have been designated as hedging exposure to variable cash flows of a forecasted transaction, the effective portion of the derivative’s gain or loss is initially reported as a component of other comprehensive income and subsequently reclassified into earnings when the forecasted transaction affects earnings or when the hedge is terminated. The ineffective portion of the gain or loss is reported in earnings immediately.

In applying hedge accounting for derivatives, the Company establishes a method for assessing the effectiveness of the hedging derivative and a measurement approach for determining the ineffective aspect of the hedge upon the inception of the hedge. These methods are consistent with the Company’s approach to managing risk.

For interest rate swap agreements that are not designated as hedging instruments, changes in the fair value of the derivatives are recognized in earnings immediately. There are no interest rate swap agreements that currently are not designated as a hedging instrument at December 31, 2009. At December 31, 2008, the Company had one non-hedged agreement with a notional amount of $10,000,000. The non-hedged agreement matured in the third quarter of 2009.

Rate Lock Commitments

The Company enters into commitments to originate loans whereby the interest rate on the prospective loan is determined prior to funding (“rate lock commitments”). Rate lock commitments on mortgage loans that are intended to be sold are considered to be derivatives. Accordingly, such commitments, along with any related fees received from potential borrowers, are recorded at fair value as derivative assets or liabilities, with changes in fair value recorded in net gain or loss on sale of mortgage loans. The fair value of rate lock commitments was immaterial during 2009 and 2008.

At December 31, the information pertaining to outstanding derivative instruments is as follows.

		Asset Derivatives			Liability Derivatives
(dollars in thousands)		2009	2008		2009	2008
	Balance Sheet Location	Fair Value		Balance Sheet Location	Fair Value
Derivatives designated as hedging instruments under ASC Topic 815
Interest rate contracts	Other assets	$19,000	$1,152	Other liabilities	$478	$2,392

Total derivatives designated as hedging instruments under ASC Topic 815		$19,000	$1,152		$478	$2,392

Derivatives not designated as hedging instruments under ASC Topic 815

Interest rate contracts	Other assets	$13,697	$19,407	Other liabilities	$13,697	$19,407

Total derivatives not designated as hedging instruments under ASC Topic 815		$13,697	$19,407		$13,697	$19,407

At December 31, 2009, the Company was not required to post collateral for any derivative transactions. The Company does not anticipate additional assets will be required to be posted as collateral, nor does it believe additional assets would be required to settle its derivative instruments immediately if contingent features were triggered at December 31, 2009. As permitted by generally-accepted accounting principles, the Company does not offset fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral against recognized fair value amounts of derivatives executed with the same counterparty under a master netting agreement.

At December 31, the information pertaining to the effect of the derivative instruments on the consolidated financial statements is as follows.

(dollars in thousands)	Amount of Gain (Loss) Recognized in OCI, net of taxes (Effective Portion)		Location of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)		Location of Gain (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)	Amount of Gain (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)
Derivatives in ASC Topic 815 Cash Flow Hedging Relationships	2009	2008		2009	2008		2009	2008
Interest rate contracts	$12,040	$(675)	Interest income (expense)	$—	$—	Other income (expense)	$—	$—

Total	$12,040	$(675)		$—	$—		$—	$—

	Location of Gain (Loss) Recognized in Income on Derivatives	Amount of Gain (Loss) Recognized in Income on Derivatives
(dollars in thousands)

Derivatives Not Designated as Hedging Instruments under ASC Topic 815		2009	2008
Interest rate contracts	Other income (expense)	$202	$(280)

Total		$202	$(280)

During the year ended December 31, 2009, the Company has not reclassified into earnings any gain or loss as a result of the discontinuance of cash flow hedges because it was probable the original forecasted transaction would not occur by the end of the originally specified term.

At December 31, 2009, there are no derivatives whose fair values will mature within the next twelve months. The Company does not expect to reclassify any amount from accumulated other comprehensive income into interest income over the next twelve months for derivatives that will be settled.

At December 31, 2009 and 2008, the information pertaining to outstanding interest rate swap agreements is as follows:

(dollars in thousands)	2009	2008
Notional amount	$463,031	$391,125
Weighted average pay rate	4.6%	3.5%
Weighted average receive rate	0.6%	4.0%
Weighted average maturity in years	8.5	9.2
Unrealized gain (loss) relating to interest rate swaps	$18,523	$(1,241)

Changes in the fair value of interest rate swaps designated as hedging the variability of cash flows associated with long-term debt are reported in other comprehensive income. These amounts subsequently are reclassified into interest income and interest expense as a yield adjustment in the same period in which the related interest on the long-term debt affects earnings. As a result of these interest rate swaps, interest expense was decreased by $326,000 and increased by $5,000 for the years ended December 31, 2009 and 2008, respectively.

NOTE 13 – INCOME TAXES

The provision for income tax expense consists of the following:

	Years Ended December 31,
(dollars in thousands)	2009	2008	2007
Current expense	$12,330	$15,063	$9,311
Deferred expense (benefit)	77,850	(305)	2,004
Tax credits	(5,489)	(760)	(848)
Tax benefits attributable to items charged to equity and goodwill	1,200	1,872	6,693

Total income tax expense	$85,891	$15,870	$17,160

There was a balance receivable of $9,875,000 and a balance payable of $4,642,000 for federal and state income taxes at December 31, 2009 and 2008, respectively. The provision for federal income taxes differs from the amount computed by applying the federal income tax statutory rate of 35 percent on income from operations as indicated in the following analysis:

	Years Ended December 31,
(dollars in thousands)	2009	2008	2007

Federal tax based on statutory rate	$82,999	$19,524	$20,465

Increase (decrease) resulting from:
Effect of tax-exempt income	(5,175)	(4,227)	(4,324)
Interest and other nondeductible expenses	1,009	770	881
State taxes	9,261	987	1,261
Tax credits	(5,489)	(760)	(848)
Goodwill impairment	2,808	—	—
Other	478	(424)	(275)

Income tax expense	$85,891	$15,870	$17,160

Effective rate	36.2%	28.5%	29.3%

The net deferred tax asset at December 31, 2009 and 2008 is as follows:

(dollars in thousands)	2009	2008

Deferred tax asset:
Allowance for loan losses	$20,112	$14,533
Discount on purchased loans	269	334
Deferred compensation	1,562	1,430
Investments acquired	714	1,344
Borrowings	29	280
Swap loss	2	71
Unrealized loss on cash flow hedges	—	434
Other	4,782	2,646

Subtotal	27,470	21,072

Deferred tax liability:
Basis difference in acquired loans	(85,761)	—
FHLB stock	(650)	(760)
Premises and equipment	(8,087)	(4,301)
Acquisition intangibles	(9,377)	(9,746)
Deferred loan costs	(1,593)	(1,654)
Unrealized gain on investments classified as available for sale	(5,406)	(6,983)
Unrealized gain on cash flow hedges	(6,483)	—
Other	(4,042)	(3,323)

Subtotal	(121,399)	(26,767)

Deferred tax liability, net	$(93,929)	$(5,695)

Retained earnings at December 31, 2009 and 2008 included approximately $21,864,000 accumulated prior to January 1, 1987 for which no provision for federal income taxes has been made. If this portion of retained earnings is used in the future for any purpose other than to absorb bad debts, it will be added to future taxable income.

On January 1, 2007, the Company adopted the provisions of ASC Topic 740 (formerly FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes). The Company does not believe it has any unrecognized tax benefits included in its consolidated financial statements. The Company has not had any settlements in the current period with taxing authorities, nor has it recognized tax benefits as a result of a lapse of the applicable statute of limitations.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits, if applicable, in noninterest expense. During the years ended December 31, 2009, 2008, and 2007, the Company did not recognize any interest or penalties in its consolidated financial statements, nor has it recorded an accrued liability for interest or penalty payments.

NOTE 14 – SEGMENTS

The Company’s segments reflect the manner in which financial information is currently evaluated. The Company strategically manages and reports the results of its business through four operating segment levels: IBERIABANK, IBERIABANK fsb, IMC, and LTC.

The Company’s IBERIABANK and IBERIABANK fsb segments offer commercial and retail banking products and services to customers throughout locations in six states. IBERIABANK provides these products and services in Louisiana, Alabama, and Florida, while IBERIABNK fsb provides similar services in Arkansas, Tennessee, and Texas. As a Louisiana-chartered commercial bank and a member of the Federal Reserve System, IBERIABANK is subject to regulation, supervision and examination by the Office of Financial Institutions of the State of Louisiana, IBERIABANK’s chartering authority, and the Board of Governors of the Federal Reserve System (the “FRB”), IBERIABANK’s primary federal regulator. As a federal savings association, IBERIABANK fsb is subject to regulation, supervision and examination by the Office of Thrift Supervision (the “OTS”).

IMC operates mortgage production offices that provide mortgage servicing and mortgage loan origination activities in twelve states. LTC offers a full line of title insurance and closing services throughout Arkansas and Louisiana.

The IBERIABANK and IBERIABANK fsb segments are considered reportable segments based on quantitative thresholds applied for reportable segments provided by ASC Topic 280, and are disclosed separately. The Company’s IMC and LTC segments do not meet the thresholds provided, but are reported because management believes information about these segments will be useful to readers of these consolidated financial statements. The Other segment includes the results of operations and financial condition of ICP, as well as the activities of the Company’s holding company, which include corporate business activities, including payment of employee salary and benefits and marketing, business development, legal, professional, and other corporate expenses. Certain expenses not directly attributable to a specific segment are allocated to segments based on pre-determined means that reflect utilization.

The Company maintains its books and records on a legal entity basis for the preparation of financial statements in conformity with GAAP. The following tables present information prepared from the Company’s internal management information system, which is maintained on a line of business level through allocations from the consolidated financial results.

The following tables present certain information regarding our continuing operations by segment, including a reconciliation of segment results to reported operating results for the periods presented. Reconciling items between segment results and reported results include:

•

Elimination of interest income and interest expense representing interest earned by IBERIABANK fsb on an intercompany line of credit with IMC to fund mortgage originations, as well as the elimination of the related line of credit at IBERIABANK fsb included in IBERIABANK fsb total loans

•	Elimination of interest income earned by the Company on an intercompany note payable with the Company’s LTC segment

•

Elimination of interest income and interest expense representing interest earned by IBERIABANK and IBERIABANK fsb on interest-bearing checking accounts held by related companies, as well as the elimination of the related deposit balances at the IBERIABANK and IBERIABANK fsb segments

•	Elimination of investment in subsidiary balances on certain operating segments included in total segment assets

•	Elimination of intercompany due to/due from balances on certain operating segments that are included in total segment assets.

There were no discontinued operations for the years ended December 31, 2009, 2008, or 2007.

(dollars in thousands)	Year ended December 31, 2009
	IBERIABANK	IBERIABANK fsb	IMC	LTC	Other	Eliminations	Total Reported
Interest income	$208,410	$59,094	$3,577	$128	$1,528	$(2,350)	$270,387
Interest expense	70,662	23,565	975	286	4,464	(2,350)	97,602

Net interest income	137,748	35,529	2,602	(158)	(2,936)	—	172,785
Provision for loan losses	18,577	26,793	—	—	—	—	45,370
Gain on acquisition	227,342	—	—	—	—	—	227,342
Gain (loss) on sale of loans	18	(2)	35,092	—	—	—	35,108
Title income	—	—	—	18,476	—	—	18,476
Other noninterest income	35,603	16,296	146	(1)	16	—	52,060
Goodwill impairment	—	—	—	9,681	—	—	9,681
Core deposit intangible amortization	1,442	1,451	—	—	—	—	2,893
Other noninterest expenses	99,240	48,951	27,094	17,690	17,711	—	210,686
Income tax provision (benefit)	98,237	(9,697)	4,219	253	(7,121)	—	85,891

Net income (loss)	$183,215	$(15,675)	$6,527	$(9,307)	$(13,510)	$—	$151,250

Total loans	$4,778,728	$1,050,771	$7,182	$—	$—	$(52,316)	$5,784,365
Total assets	8,056,926	1,519,153	89,152	18,967	1,068,368	(1,052,164)	9,700,402
Total deposits	6,467,287	1,151,981	568	—	—	(63,688)	7,556,148

(dollars in thousands)	Year ended December 31, 2008
	IBERIABANK	IBERIABANK fsb	IMC	LTC	Other	Eliminations	Total Reported
Interest income	$192,701	$69,541	$3,076	$234	$693	$(2,418)	$263,827
Interest expense	81,402	37,398	1,972	446	7,383	(2,418)	126,183

Net interest income	111,299	32,143	1,104	(212)	(6,690)	—	137,644
Provision for loan losses	4,200	8,307	61	—	—	—	12,568
Gain (loss) on sale of loans	(210)	5,815	19,690	—	—	—	25,295
Title income	—	—	—	19,003	—	—	19,003
Other noninterest income	32,474	15,315	180	16	(351)	—	47,634
Core deposit intangible amortization	1,035	1,373	—	—	—	—	2,408
Other noninterest expenses	66,240	40,963	20,879	20,262	10,474	—	158,818
Income tax provision (benefit)	22,110	204	19	(530)	(5,933)	—	15,870

Net income (loss)	$49,978	$2,426	$15	$(925)	$(11,582)	$—	$39,912

Total loans	$2,901,397	$886,409	$5,584	$—	$—	$(48,988)	$3,744,402
Total assets	3,864,066	1,505,505	74,338	28,125	861,407	(750,215)	5,583,226
Total deposits	2,842,113	1,154,917	405	—	—	(1,619)	3,995,816

(dollars in thousands)	Year ended December 31, 2007
	IBERIABANK	IBERIABANK fsb	IMC	LTC	Other	Eliminations	Total Reported
Interest income	$192,718	$68,367	$2,648	$605	$498	$(2,590)	$262,246
Interest expense	92,855	38,734	2,307	—	7,421	(2,590)	138,727

Net interest income	99,863	29,633	341	605	(6,923)	—	123,519
Provision for (reversal of) loan losses	(4,337)	5,861	—	—	—	—	1,525
Gain (loss) on sale of loans	2,371	(1,496)	15,869	—	—	—	16,744
Title income	—	—	—	17,293	—	—	17,293
Other noninterest income	31,564	11,206	182	4	(135)	(264)	42,557
Core deposit intangible amortization	1,039	1,159	—	—	—	—	2,198
Other noninterest expenses	73,886	28,818	12,949	16,339	6,193	(264)	137,921
Income tax provision (benefit)	18,919	704	1,354	659	(4,476)	—	17,160

Net income (loss)	$44,291	$2,801	$2,089	$904	$(8,775)	$—	$41,310

Total loans	$2,621,953	$845,811	$5,684	$—	$—	$(43,409)	$3,430,039
Total assets	3,566,677	1,317,476	67,740	25,699	615,066	(675,700)	4,916,958
Total deposits	2,502,051	985,219	261	—	—	(2,703)	3,484,828

Significant Segment Activity That Affects Comparability

During the year ended December 31, 2009, the Company recorded a gain on the CSB, Orion, and Century acquisitions of $227,342,000, which was included in noninterest income on the Company’s consolidated financial statements. See Note 3 to these consolidated financial statements for further information on the gain recorded. There were no similar gains recorded for the years ended December 31, 2008 and 2007. The acquisitions resulted in a significant increase in IBERIABANK’s total loans, total deposits, and total assets for the year ended December 31, 2009.

Also during 2009, the Company recorded an impairment of LTC’s goodwill of $9,681,000, which is included in noninterest expense in the Company’s consolidated financial statements. See Note 8 to these consolidated financial statements for further information on the impairment charge. There was no impairment of the Company’s goodwill for the years ended December 31, 2008 and 2007.

NOTE 15 – CAPITAL REQUIREMENTS AND OTHER REGULATORY MATTERS

The Company, IBERIABANK, and IBERIABANK fsb are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company, IBERIABANK, and IBERIABANK fsb must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company, IBERIABANK, and IBERIABANK fsb to maintain minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to average assets. Management believes, as of December 31, 2009 and 2008, that the Company, IBERIABANK, and IBERIABANK fsb met all capital adequacy requirements to which they are subject.

As of December 31, 2009, the most recent notification from the Federal Deposit Insurance Corporation categorized IBERIABANK and IBERIABANK fsb as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since the notification that management believes have changed either entity’s category. The Company’s, IBERIABANK’s, and IBERIABANK fsb’s actual capital amounts and ratios as of December 31, 2009 and 2008 are presented in the following table.

	Actual		Minimum		Well Capitalized
(dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount		Ratio

December 31, 2009

Tier 1 leverage capital:
IBERIABANK Corporation	$779,922	9.90%	$315,067	4.00%	$	N/A	N/A	%
IBERIABANK	548,128	8.40	261,102	4.00		326,377	5.00
IBERIABANK fsb	144,128	10.35	55,689	4.00		69,612	5.00

Tier 1 risk-based capital:
IBERIABANK Corporation	779,922	13.21	236,098	4.00		N/A	N/A
IBERIABANK	548,128	12.18	179,974	4.00		269,961	6.00
IBERIABANK fsb	144,128	12.45	46,307	4.00		69,461	6.00

Total risk-based capital:
IBERIABANK Corporation	860,703	14.58	472,196	8.00		N/A	N/A
IBERIABANK	607,559	13.50	359,947	8.00		449,934	10.00
IBERIABANK fsb	158,506	13.69	92,614	8.00		115,768	10.00

December 31, 2008

Tier 1 leverage capital:
IBERIABANK Corporation	$570,851	11.27%	$202,555	4.00%	$	N/A	N/A	%
IBERIABANK	276,506	7.58	145,897	4.00		182,371	5.00
IBERIABANK fsb	120,255	8.78	54,786	4.00		68,482	5.00

Tier 1 risk-based capital:
IBERIABANK Corporation	570,851	14.07	162,338	4.00		N/A	N/A
IBERIABANK	276,506	9.10	121,528	4.00		182,292	6.00
IBERIABANK fsb	120,255	12.50	38,482	4.00		57,722	6.00

Total risk-based capital:
IBERIABANK Corporation	636,723	15.69	324,675	8.00		N/A	N/A
IBERIABANK	328,177	10.80	243,055	8.00		303,819	10.00
IBERIABANK fsb	132,128	13.74	76,930	8.00		96,163	10.00

NOTE 16 – SHARE-BASED COMPENSATION

The Company has various types of share-based compensation plans. These plans are administered by the Compensation Committee of the Board of Directors, which selects persons eligible to receive awards and determines the number of shares and/or options subject to each award, the terms, conditions and other provisions of the awards.

Stock Option Plans

The Company issues stock options under various plans to directors, officers and other key employees. The option exercise price cannot be less than the fair value of the underlying common stock as of the date of the option grant and the maximum option term cannot exceed ten years. The stock options granted were issued with vesting periods ranging from one-and-a half to seven years. At December 31, 2009, future awards of 15,573 shares could be made under approved incentive compensation plans.

The stock option plans also permit the granting of Stock Appreciation Rights (“SARs”). SARs entitle the holder to receive, in the form of cash or stock, the increase in the fair value of Company stock from the date of grant to the date of exercise. No SARs have been issued under the plans.

The Company’s net income for the year ended December 31, 2009, 2008 and 2007 included $721,000, $689,000 and $649,000 of compensation costs and $252,000, $241,000 and $227,000 of income tax benefits related to stock options granted under share-based compensation arrangements, respectively. The impact on basic and diluted earnings per share was $0.04 each for the year ended December 31, 2009, $0.04 and $0.03, respectively, for the year ended December 31, 2008 and $0.03 and $0.02, respectively, for the year ended December 31, 2007.

The Company reported $1,346,000, $1,650,000 and $796,000 of excess tax benefits as financing cash inflows during the years ended December 31, 2009, 2008 and 2007, respectively, related to the exercise and vesting of share-based compensation grants. Net cash proceeds from the exercise of stock options were $4,449,000, $2,787,000 and $3,171,000 for the years ended December 31, 2009, 2008 and 2007.

The Company uses the Black-Scholes option pricing model to estimate the fair value of share-based awards with the following weighted-average assumptions for the indicated periods:

	For the Year Ended December 31,
	2009	2008	2007
Expected dividends	2.1%	2.1%	2.0%
Expected volatility	24.2%	24.0%	23.6%
Risk-free interest rate	4.5%	4.6%	4.7%
Expected term (in years)	7.0	7.0	7.0
Weighted-average grant-date fair value	$15.45	$15.67	$15.98

The assumptions above are based on multiple factors, including historical stock option exercise patterns and post-vesting employment termination behaviors, expected future exercise patterns and the expected volatility of the Company’s stock price.

At December 31, 2009, there was $4,379,000 of unrecognized compensation cost related to stock options which is expected to be recognized over a weighted-average period of 4.9 years.

The following table represents the activity related to stock options:

	Number of shares	Weighted average exercise price	Weighted average remaining contract life
Outstanding options, December 31, 2006	1,495,317	$33.52
Granted	182,419	57.58
Exercised	(132,553)	24.26
Forfeited or expired	(8,300)	48.67

Outstanding options, December 31, 2007	1,536,883	$37.09
Granted	26,500	47.45
Exercised	(178,953)	19.29
Forfeited or expired	(26,689)	52.12

Outstanding options, December 31, 2008	1,357,741	$39.35
Granted	98,600	53.22
Exercised	(192,682)	21.84
Forfeited or expired	(3,785)	58.36

Outstanding options, December 31, 2009	1,259,874	$43.05	4.9 Years

Outstanding exercisable at December 31, 2007	1,243,827	$32.20

Outstanding exercisable at December 31, 2008	1,092,758	$35.11

Outstanding exercisable at December 31, 2009	946,463	$38.89	3.9 Years

The following table presents the weighted average remaining life as of December 31, 2009 for options outstanding within the stated exercise prices:

	Outstanding			Exercisable
Exercise Price Range Per Share	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life	Number of Options	Weighted Average Exercise Price
$10.70 to $12.05	11,520	$11.00	0.3 years	11,520	$11.00
$12.06 to $15.80	—	—	—	—	—
$15.81 to $19.50	16,000	$18.79	1.2 years	16,000	$18.79
$19.51 to $29.90	216,073	$22.29	1.8 years	216,073	$22.29
$29.91 to $39.85	170,261	$32.02	3.2 years	170,261	$32.02
$39.86 to $49.79	456,266	$46.49	5.0 years	425,167	$46.52
$49.80 to $51.11	10,500	$50.51	7.6 years	3,715	$50.83
$51.12 to $54.91	87,850	$54.41	9.9 years	1,214	$54.15
$54.92 to $60.00	291,404	$57.97	6.8 years	102,513	$58.03

	1,259,874	$43.05	4.9 years	946,463	$38.89

Shares reserved for future stock option grants to employees and directors under existing plans were 15,573 at December 31, 2009. At December 31, 2009, the aggregate intrinsic value of shares underlying outstanding stock options and underlying exercisable stock options was $14,818,000 and $14,555,000. Total intrinsic value of options exercised was $4,422,000 for the year ended December 31, 2009.

Restricted Stock Plans

The Company issues restricted stock under various plans for certain officers and directors. A supplemental stock benefit plan adopted in 1999 and the 2001, 2005, 2008, and 2010 Incentive Plans allow grants of restricted stock. The plans allow for the issuance of restricted stock awards that may not be sold or otherwise transferred until certain restrictions have lapsed. The holders of the restricted stock receive dividends and have the right to vote the shares. The fair-value cost of the restricted stock shares awarded under these plans is recorded as unearned share-based compensation, a contra-equity account. The unearned compensation related to these awards is amortized to compensation expense over the vesting period (generally three to seven years). The total share-based compensation expense for these awards is determined based on the market price of the Company’s common stock at the date of grant applied to the total number of shares granted and is amortized over the vesting period. As of December 31, 2009, unearned share-based compensation associated with these awards totaled $23,268,000. For the years ended December 31, 2009, 2008 and 2007, the amount included in compensation expense related to restricted stock grants was $4,925,000, $3,853,000, and $3,490,000, respectively. The weighted average grant date fair value of the restricted stock granted during the years ended December 31, 2009, 2008, and 2007 was $45.84, $47.26, and $57.21, respectively.

The following table represents unvested restricted stock award activity for the years ended December 31, 2009, 2008, and 2007, respectively:

	For the Year Ended December 31,
	2009	2008	2007
Balance, beginning of year	414,788	401,917	337,830
Granted	235,557	116,850	151,604
Forfeited	(5,367)	(17,338)	(21,288)
Earned and issued	(94,460)	(86,641)	(66,229)

Balance, end of year	550,518	414,788	401,917

401(k) Profit Sharing Plan

The Company has a 401(k) Profit Sharing Plan covering substantially all of its employees. Annual employer contributions to the plan are set by the Board of Directors. The Company made contributions of $723,000, $651,000 and $687,000 for the years ended December 31, 2009, 2008 and 2007, respectively. The Plan provides, among other things, that participants in the Plan be able to direct the investment of their account balances within the Profit Sharing Plan into alternative investment funds. Participant deferrals under the salary reduction election may be matched by the employer based on a percentage to be determined annually by the employer.

Phantom Stock Awards

As part of the 2008 Incentive Compensation Plan and 2009 Phantom Stock Plan, the Company issues phantom stock awards to certain key officers and employees. The award is subject to a vesting period of seven years and is paid out in cash upon vesting. The amount paid per vesting period is calculated as the number of vested “share equivalents” multiplied by the closing market price of a share of the Company’s common stock on the vesting date. Share equivalents are calculated on the date of grant as the total award’s dollar value divided by the closing market price of a share of the Company’s common stock on the grant date.

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

The following table represents share and dividend equivalent share award activity during the years ended December 31, 2009 and 2008.

	Number of share equivalents	Dividend equivalents	Total share equivalents	Value of share equivalents(1)
Balance, December 31, 2007	—	—	—	$—

Granted	34,947	403	35,350	1,696,800
Forfeited share equivalents	—	—	—	—
Vested share equivalents	—	—	—	—

Balance, December 31, 2008	34,947	403	35,350	$1,696,800

Granted	32,414	1,483	33,897	1,824,000
Forfeited share equivalents	—	—	—	—
Vested share equivalents	—	—	—	—

Balance, December 31, 2009	67,361	1,886	69,247	$3,726,000

(1)	Value of share equivalents is calculated based on the market price of the Company’s stock at the end of the respective periods. The market price of the Company’s stock was $53.81 and $48.00 on December 31, 2009 and 2008, respectively.

During the years ended December 31, 2009 and 2008, the Company recorded $322,000 and $54,000, respectively, in compensation expense based on the number of share equivalents vested at the end of the period and the current market price of $53.81 and $48.00 per share of common stock. There were no awards vested during the years ended December 31, 2009 and 2008 according to the vesting provisions of the plan and thus no cash payments were made to award recipients.

2010 Stock Incentive Plan

At a special meeting of the Company’s shareholders held on January 29, 2010, the shareholders approved the Company’s 2010 Stock Incentive Plan (the “2010 Plan”), which became effective immediately upon shareholder approval. Under the 2010 Plan, employees, consultants and directors of the Company and its affiliates may be granted awards, though only employees are eligible to receive stock options classified as incentive stock options.

A maximum of 500,000 shares of the Company’s common stock may be awarded under the 2010 Plan. In addition, the maximum number of shares that may be issued as full value awards (i.e. restricted stock awards, for which the recipient receives “full value” of the stock) is limited to 250,000. Awards under the 2010 Plan may include restricted stock awards, stock options, and stock appreciation rights. However, no participant may receive stock options and stock appreciation rights with respect to more than 300,000 shares of common stock per calendar year.

Administration of the 2010 Plan is consistent with that of previously approved plans. The 2010 Plan is administered by a committee of at least two directors, each of whom will be a non-employee director, and an outside director. The committee has the authority, subject to the terms of the 2010 Plan, to determine persons eligible to receive awards, the number of shares and/or options subject to each award, the terms, conditions and other provisions of the awards. The Board of Directors has the power to terminate, amend, alter, suspend, or discontinue the 2010 Plan at any time. If the Board does not take action to earlier terminate the 2010 Plan, the 2010 Plan will terminate on December 14, 2019.

NOTE 17 – RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Company has granted loans to executive officers and directors and their affiliates amounting to $1,512,000 and $3,097,000 at December 31, 2009 and 2008, respectively. During the year ended December 31, 2009, total principal additions were $400,000 and total principal payments were $4,236,000. Unfunded commitments to executive officers and directors and their affiliates totaled $45,000 and $2,061,000 at December 31, 2009 and 2008, respectively. None of the related party loans were classified as nonaccrual, past due, restructured or potential problem loans at December 31, 2009 or 2008.

Deposits from related parties held by the Company through IBERIABANK and IBERIABANK fsb at December 31, 2009 and 2008 amounted to $8,002,000 and $2,906,000, respectively.

NOTE 18 – OFF-BALANCE SHEET ACTIVITIES

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The same credit policies are used in these commitments as for on-balance sheet instruments. The Company’s exposure to credit loss in the event of nonperformance by the other parties is represented by the contractual amount of the financial instruments. At December 31, 2009, the fair value of guarantees under commercial and standby letters of credit was $302,000. This amount represents the unamortized fee associated with these guarantees and is included in the consolidated balance sheet of the Company. This fair value will decrease over time as the existing commercial and standby letters of credit approach their expiration dates.

At December 31, 2009 and 2008, the Company had the following financial instruments outstanding, whose contract amounts represent credit risk:

	Contract Amount
(dollars in thousands)	2009	2008

Commitments to grant loans	$131,145	$117,429
Unfunded commitments under lines of credit	1,014,145	807,135
Commercial and standby letters of credit	30,222	27,664

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

NOTE 19 – FAIR VALUE MEASUREMENTS

On January 1, 2008, the Company adopted the provisions of ASC Topic 820 (formerly SFAS No. 157, Fair Value Measurement), and ASC Topic 825 (formerly SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities). ASC Topic 820 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability and establishes a fair value hierarchy that prioritizes the inputs used to develop those assumptions and measure fair value. The hierarchy requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

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

Securities available for sale

Securities are classified within Level 1 where quoted market prices are available in an active market. Inputs include securities that have quoted prices in active markets for identical assets. If quoted market prices are unavailable, fair value is estimated using quoted prices of securities with similar characteristics, at which point the securities would be classified within Level 2 of the hierarchy. Examples may include certain collateralized mortgage and debt obligations. The Company’s current portfolio does not include Level 3 securities as of December 31, 2009.

Mortgage loans held for sale

As of December 31, 2009, the Company has $66,945,000 of conforming mortgage loans held for sale. Mortgage loans originated and held for sale are carried at the lower of cost or estimated fair value. The Company obtains quotes or bids on these loans directly from purchasing financial institutions. Typically these quotes include a premium on the sale and thus these quotes indicate the fair value of the held for sale loans is greater than cost. At December 31, 2009, the entire balance of $66,945,000 is recorded at cost.

Impaired Loans

Loans are measured for impairment using the methods permitted by ASC Topic 310. Fair value of impaired loans is measured by either the loans obtainable market price, if available (Level 1), the fair value of the collateral if the loan is collateral dependent (Level 2), or the present value of expected future cash flows, discounted at the loans effective interest rate (Level 3). Fair value of the collateral is determined by appraisals or independent valuation.

Other Real Estate Owned

As of December 31, 2009, the Company has $74,092,000 in OREO and foreclosed property, which includes all real estate, other than bank premises used in bank operations, owned or controlled by the Company, including real estate acquired in settlement of loans. Properties are recorded at the balance of the loan or at estimated fair value less estimated selling costs, whichever is less, at the date acquired. Fair values of OREO at December 31, 2009 are determined by sales agreement or appraisal, and costs to sell are based on estimation per the terms and conditions of the sales agreement or amounts commonly used in real estate transactions. Inputs include appraisal values on the properties or recent sales activity for similar assets in the property’s market, and thus OREO measured at fair value would be classified within Level 2 of the hierarchy. In accordance with the OREO treatment described, the Company included property writedowns of $5,926,000 and $265,000 in earnings for the years ended December 31, 2009 and 2008, respectively.

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

The Company’s adoption of Topic 820 did not have a material impact on its consolidated financial statements. The Company has segregated all financial assets and liabilities that are measured at fair value on a recurring basis into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date in the table below.

(dollars in thousands)		Fair Value Measurements at December 31, 2009 Using
Recurring Basis Description	December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Available -for-sale securities	$1,320,476	$154,333	$1,166,143	$—
Derivative instruments	32,697	—	32,697	—

Total	$1,353,173	$154,333	$1,198,840	$—

Liabilities
Derivative instruments	14,175	—	14,175	—

Total	$14,175	$—	$14,175	$—

Gains and losses (realized and unrealized) included in earnings (or changes in net assets) during 2009 related to assets and liabilities measured at fair value on a recurring basis are reported in noninterest income or other comprehensive income as follows:

(dollars in thousands)	Noninterest income	Other comprehensive income
Total gains (losses) included in earnings (or changes in net assets)	$6,937	$—

Change in unrealized gains (losses) relating to assets still held at December 31, 2009	$—	$10,122

The Company has segregated all financial assets and liabilities that are measured at fair value on a nonrecurring basis into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date in the table below.

(dollars in thousands)		Fair Value Measurements at December 31, 2009 Using
Nonrecurring Basis Description	December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Loans	$10,211	$—	$10,211	$—
Property, plant, and equipment	660	—	660	—
Goodwill	8,729			8,729

Total	$19,600	$—	$10,871	$8,729

Assets and liabilities measured at fair value on a nonrecurring basis above do not include the assets acquired and liabilities assumed as part of the CSB, Orion, and Century acquisitions. The fair values of the acquired assets and assumed liabilities would be classified in the table above as Level 2 for the investment securities and OREO properties acquired and Level 3 for the other assets acquired and the liabilities assumed. Fair value measurement of the acquired assets and liabilities is discussed further in Note 3.

In accordance with the provisions of ASC Topic 310, the Company records loans considered impaired at their fair value. A loan is considered impaired if it is probable the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Fair value is measured at the fair value of the collateral for collateral-dependent loans. Impaired non-covered loans with an outstanding balance of $14,322,000 were recorded at their fair value at December 31, 2009. These loans include a reserve of $4,154,000 included in the Company’s allowance for loan losses.

In accordance with the provisions of ASC Topic 360 (formerly Statement 144, Accounting for the Impairment or Disposal of Long-Lived Assets), land at one of the Company’s former branches with a carrying amount of $814,000 was written down to its fair value of $660,000, resulting in an impairment charge of $154,000, which was included in earnings for the year ended December 31, 2009.

Goodwill recorded at fair value is a result of the Company’s annual impairment test at its LTC reporting unit, discussed further in Note 8 to these consolidated financial statements.

Excluding liabilities recorded as part of the acquisitions, the Company did not record any liabilities at fair value for which measurement of the fair value was made on a nonrecurring basis during the year ended December 31, 2009.

ASC Topic 825 provides the Company with an option to report selected financial assets and liabilities at fair value. The fair value option established by this Statement permits the Company to choose to measure eligible items at fair value at specified election dates and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each reporting date subsequent to implementation.

The Company has currently chosen not to elect the fair value option for any items that are not already required to be measured at fair value in accordance with accounting principles generally accepted in the United States, and as such has not included any gains or losses in earnings for the year ended December 31, 2009.

NOTE 20 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. ASC Topic 825 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

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

Loans: The fair value of mortgage loans receivable was estimated based on present values using entry-value rates at December 31, 2009 and 2008, weighted for varying maturity dates. Other loans receivable were valued based on present values using entry-value interest rates at December 31, 2009 and 2008 applicable to each category of loans. Fair values of mortgage loans held for sale are based on commitments on hand from investors or prevailing market prices.

Deposits: The fair value of NOW accounts, money market deposits and savings accounts was the amount payable on demand at the reporting date. Certificates of deposit were valued using a weighted average rate calculated based upon rates at December 31, 2009 and 2008 for deposits of similar remaining maturities.

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

Off-Balance Sheet Items: The Company has outstanding commitments to extend credit and standby letters of credit. These off-balance sheet financial instruments are generally exercisable at the market rate prevailing at the date the underlying transaction will be completed. At December 31, 2009 and 2008, the fair value of guarantees under commercial and standby letters of credit was immaterial.

The estimated fair values and carrying amounts of the Company’s financial instruments are as follows:

	December 31, 2009		December 31, 2008
(dollars in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets
Cash and cash equivalents	$175,397	$175,397	$345,865	$345,865
Investment securities	1,580,837	1,581,274	889,476	889,693
Loans and loans held for sale	5,851,310	5,851,067	3,807,905	3,769,857
Derivative instruments	32,697	32,697	20,559	20,599

Financial Liabilities
Deposits	$7,556,148	$7,367,867	$3,995,816	$3,847,939
Short-term borrowings	263,351	263,351	208,213	208,213
Long-term debt	745,864	743,361	568,479	584,696
Derivative instruments	14,175	14,175	21,800	21,800

The fair value estimates presented herein are based upon pertinent information available to management as of December 31, 2009 and 2008. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

NOTE 21 – SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

Redemption of Preferred Stock

On December 5, 2008, the Company completed the issuance and sale of 90,000 shares of its $1.00 par value, $1,000 liquidation value Fixed Rate Cumulative Perpetual Preferred Stock, Series A (“preferred stock”), to the U.S. Department of the Treasury as part of the announced Capital Purchase Program (“CPP”). The preferred shares included a 10-year warrant to purchase up to 138,490 shares of the Company’s common stock at an exercise price of $48.74 per share, for an aggregate purchase price of $6,750,000. The exercise price of the warrant and the market price for determining the number of shares of common stock subject to the warrant, were determined on the date of the preferred investment (calculated on a 20-trading day trailing average).

The fair value allocation of the $90,000,000 proceeds between the preferred shares and the warrant resulted in $87,779,000 allocated to the preferred shares and $2,221,000 allocated to the warrant. The issuance required the Company to pay the U.S. Treasury a 5.0% annual dividend on a quarterly basis, or $4,500,000 annually, for each of the first five years of the investment, and 9.0% thereafter.

On February 26, 2009, the Company announced it had filed notice to the U.S. Treasury that the Company would redeem all of the 90,000 outstanding shares of its preferred stock at a total redemption price of $90,575,000, which included the unpaid accrued interest. On the March 31, 2009 redemption date, the Company paid $90,575,000 to the U.S Treasury to redeem the preferred stock. At the time of payment, all rights of the Treasury, as the holder of the preferred stock, terminated. At the time of payment, the preferred stock had a carrying value of $87,843,000. The remaining $2,732,000 included an accrued dividend of $575,000 and an accelerated deemed dividend of $2,157,000. As a result, for the year ended December 31, 2009, the dividend paid on the preferred shares totaled $3,350,000.

Comprehensive Income

Comprehensive income is the total of net income and all other non-shareholder changes in equity. Items recognized as components of comprehensive income or loss are displayed in the Company’s consolidated statements of changes in shareholders’ equity. The following is a summary of the changes in the components of other comprehensive income:

	Years Ended December 31,
(dollars in thousands)	2009	2008	2007

Balance at beginning of year , net	$12,969	$5,869	$(3,483)
Unrealized gain (loss) on securities available for sale	2,746	12,025	13,791
Reclassification adjustment for net (gains) losses realized in net income	(6,735)	(1,102)	596

Net unrealized gain (loss)	(3,989)	10,923	14,387
Tax effect	(1,397)	3,823	5,035

Net of tax change	(2,592)	7,100	9,352

Balance at end of year, net	10,376	12,969	5,869

Balance at beginning of year, net	$(675)	$(144)	$177
Unrealized gain (loss) on cash flow hedges	19,561	(817)	(493)
Tax effect	(6,847)	286	172

Net of tax change	12,714	(531)	(321)

Balance at end of year, net	12,040	(675)	(144)

Total change in other comprehensive income (loss), net of income taxes	$10,122	$6,569	$9,031

Total balance in other comprehensive income (loss), net of income taxes	$22,416	$12,294	$5,725

Public Stock Offering – March 8, 2010

On March 8, 2010, the Company completed the sale of 5,973,207 shares of its common stock in an underwritten public offering at a price of $57.75 per share. The shares include 778,402 shares pursuant to the exercise of the underwriters’ over-allotment option. The net proceeds of the offering, after deducting underwriting discounts and commissions and estimated offering expenses, were $328,980,000.

NOTE 22 – RESTRICTIONS ON DIVIDENDS, LOANS AND ADVANCES

IBERIABANK is restricted under applicable laws in the payment of dividends to an amount equal to current year earnings plus undistributed earnings for the immediately preceding year, unless prior permission is received from the Commissioner of Financial Institutions for the State of Louisiana. Dividends payable by IBERIABANK in 2010 without permission will be limited to 2010 earnings plus an additional $183,216,000.

IBERIABANK fsb is restricted under applicable laws in the payment of dividends to an amount equal to current year earnings plus undistributed earnings for the immediately preceding two years, unless prior permission is received from the Office of Thrift Supervision. Because IBERIABANK fsb reported a loss for the year ended December, 31, 2009, IBERIABANK fsb will not be able to pay dividends in 2010 without permission.

Funds available for loans or advances by IBERIABANK or IBERIABANK fsb to the Company amounted to $77,286,000. In addition, dividends paid by IBERIABANK or IBERIABANK fsb to the Company would be prohibited if the effect thereof would cause IBERIABANK’s or IBERIABANK fsb’s capital to be reduced below applicable minimum capital requirements.

NOTE 23 – CONDENSED PARENT COMPANY ONLY FINANCIAL STATEMENTS

Condensed financial statements of IBERIABANK Corporation (parent company only) are shown below. The parent company has no significant operating activities.

Condensed Balance Sheets

December 31, 2009 and 2008

(dollars in thousands)	2009	2008
Assets
Cash in bank	$62,025	$168,313
Investment in subsidiaries	953,202	660,170
Other assets	53,027	32,924

Total assets	$1,068,254	$861,407

Liabilities and Shareholders’ Equity
Liabilities	$114,039	$127,199
Shareholders’ equity	954,215	734,208

Total liabilities and shareholders’ equity	$1,068,254	$861,407

Condensed Statements of Income

Years Ended December 31, 2009, 2008 and 2007

(dollars in thousands)	2009	2008	2007
Operating income
Dividends from subsidiaries	$—	$25,200	$14,500
Reimbursement of management expenses	34,280	28,980	—
Other income	1,544	343	362

Total operating income	35,824	54,523	14,862

Operating expenses
Interest expense	4,464	7,383	7,421
Salaries and employee benefits expense	35,719	27,483	4,468
Other expenses	16,241	11,971	1,724

Total operating expenses	56,424	46,837	13,613

Income (loss) before income tax (expense) benefit and increase in equity in undistributed earnings of subsidiaries	(20,600)	7,686	1,249

Income tax benefit	7,108	5,933	4,476

Income (loss) before equity in undistributed earnings of subsidiaries	(13,492)	13,619	5,725

Equity in undistributed earnings of subsidiaries	164,742	26,293	35,585

Net Income	$151,250	$39,912	$41,310
Preferred Stock Dividends	(3,350)	(348)	—

Income available to common shareholders	$147,900	$39,564	$41,310

Condensed Statements of Cash Flows

Years Ended December 31, 2009, 2008, and 2007

(dollars in thousands)	2009	2008	2007
Cash Flows from Operating Activities

Net income	$151,250	$39,912	$41,310

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	(937)	(226)	(407)
Net income of subsidiaries	(164,742)	(40,793)	(35,561)
Noncash compensation expense	6,586	5,106	4,530
Gain on sale of assets	—	(3)	—
Derivative (gains) losses on swaps	(198)	(549)	726

Increase in dividend receivable from subsidiaries	—	—	11,500
Cash retained from tax benefit associated with share-based payment arrangements	(1,346)	(1,650)	(796)
Other, net	(13,648)	12,105	(6,024)

Net Cash (Used in) Provided by Operating Activities	(23,035)	13,902	15,278

Cash Flows from Investing Activities
Cash received in excess of cash paid in acquisition	—	128,464	(5,836)
Proceeds from sale of premises and equipment	—	17	—
Purchases of premises and equipment	(1,217)	487	—
Capital contributed to subsidiary	(130,730)	—	—
Acquisition	—	(163,487)	(96,629)

Net Cash Used In Investing Activities	(131,947)	(34,519)	(102,465)

Cash Flows from Financing Activities
Dividends paid to shareholders	(23,355)	(17,870)	(16,138)
Proceeds from long-term debt	—	7,000	78,810
Common stock issued	164,644	109,855	—
Preferred stock and common stock warrants (repaid) issued	(89,078)	90,000	—
Repayments of long-term debt	(8,333)	(6,667)	(15,310)
Costs of issuance of common stock	—	—	(38)
Payments to repurchase common stock	(979)	(762)	(9,607)
Proceeds from sale of treasury stock for stock options exercised	4,449	2,787	3,171
Cash retained from tax benefit associated with share-based payment arrangements	1,346	1,650	796

Net Cash Provided by Financing Activities	48,694	185,993	41,684

Net (Decrease) Increase in Cash and Cash Equivalents	(106,288)	165,376	(45,503)

Cash and Cash Equivalents at Beginning of Period	168,313	2,937	48,440

Cash and Cash Equivalents at End of Period	$62,025	$168,313	$2,937

NOTE 24 – QUARTERLY RESULTS OF OPERATIONS

(dollars in thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

Year Ended December 31, 2009

Total interest income	$60,321	$60,974	$63,554	$85,538
Total interest expense	24,034	22,698	22,888	27,982

Net interest income	36,287	38,276	40,666	57,556
Provision for loan losses	3,032	7,783	25,295	9,260

Net interest income after provision for loan losses	33,255	30,493	15,371	48,296

Gain (loss) on sale of investments, net	3	5,879	(25)	878
Other noninterest income	23,727	26,151	81,259	195,115
Noninterest expense	43,792	49,814	54,540	75,114

Income before income taxes	13,193	12,709	42,065	169,174
Income tax expense	4,048	4,235	17,113	60,495

Net Income	9,145	8,474	24,952	108,679
Preferred stock dividends	(3,350)	—	—	—

Income available to common shareholders	$5,795	$8,474	$24,952	$108,679
Earnings allocated to unvested restricted stock	(169)	(250)	(608)	(2,706)
Earnings available to common shareholders—Diluted	$5,626	$8,224	$24,344	$105,973

Earnings per share – basic	$0.36	$0.53	$1.23	$5.26
Earnings per share – diluted	$0.36	$0.52	$1.22	$5.22

Year Ended December 31, 2008

Total interest income	$67,310	$65,120	$66,323	$65,074
Total interest expense	34,484	32,647	31,145	27,907

Net interest income	32,826	32,473	35,178	37,167
Provision for loan losses	2,695	1,537	2,131	6,206

Net interest income after provision for loan losses	30,131	30,936	33,047	30,961

Gain on sale of investments, net	122	482	8	525
Other noninterest income	26,164	22,201	22,567	19,863
Noninterest expense	36,796	40,282	43,595	40,552

Income before income taxes	19,621	13,337	12,027	10,797
Income tax expense	6,266	3,811	3,272	2,521

Net Income	13,355	9,526	8,755	8,276
Preferred stock dividends	—	—	—	(348)

Income available to common shareholders	$13,355	$9,526	$8,755	$7,928

Earnings per share – basic	$1.04	$0.74	$0.68	$0.58
Earnings per share – diluted	$1.02	$0.72	$0.66	$0.57

Corporate Information

Corporate Headquarters

IBERIABANK Corporation

200 West Congress Street

Lafayette, LA 70501

337.521.4012

Corporate Mailing Address

P.O. Box 52747

Lafayette, LA 70505-2747

Annual Meeting

IBERIABANK Corporation Annual Meeting of Shareholders will be held on Tuesday, May 4, 2010 at 10:00 a.m. at the Windsor Court Hotel (La Chinoiserie - 23rd Floor) located at 300 Gravier Street, New Orleans, Louisiana.

Shareholder Assistance

Shareholders requesting a change of address, records or information about the Dividend Reinvestment Plan, or lost certificates should contact:

Investor Relations

Registrar and Transfer Company

10 Commerce Drive

Cranford, NJ 07016

800.368.5948

www.invrelations@RTCO.com

For Information

Copies of the Company’s Annual Report on Form 10-K including financial statements and financial statement schedules, will be furnished to Shareholders without cost by sending a written request to George J. Becker III, Secretary, IBERIABANK Corporation, 200 West Congress Street, 12th Floor, Lafayette, Louisiana 70501. This and other information regarding IBERIABANK Corporation and its subsidiaries may be accessed from our web sites. In addition, shareholders may contact:

Daryl G. Byrd, President and CEO

337.521.4003

John R. Davis Senior Executive Vice President

337.521.4005

Internet Addresses

www.iberiabank.com

www.iberiabankfsb.com

www.iberiabankmortgage.com

www.lenderstitle.com

www.utla.com

www.iberiabankcreditcards.com

Stock Information

	MARKET PRICE			DIVIDENDS DECLARED
2008	HIGH	LOW	CLOSING
First Quarter	$51.97	$40.02	$44.25	$0.34
Second Quarter	$53.35	$44.18	$44.47	$0.34
Third Quarter	$62.50	$40.87	$52.85	$0.34
Fourth Quarter	$56.15	$42.04	$48.00	$0.34

	MARKET PRICE			DIVIDENDS DECLARED
2009	HIGH	LOW	CLOSING
First Quarter	$48.04	$35.78	$45.94	$0.34
Second Quarter	$51.44	$37.00	$39.41	$0.34
Third Quarter	$50.05	$38.75	$45.56	$0.34
Fourth Quarter	$57.00	$41.76	$53.81	$0.34

At December 31, 2009, IBERIABANK Corporation had approximately 2,086 shareholders of record.

Securities Listing

IBERIABANK Corporation’s common stock trades on the NASDAQ Global Select Market under the symbol “IBKC.” In local and national newspapers, the company is listed under “IBERIABANK.”

Dividend Restrictions

The majority of the Company’s revenue is from dividends declared and paid to the Company by its subsidiary financial institutions, which are subject to laws and regulations that limit the amount of dividends and other distributions they can pay. In addition, the Company and these subsidiaries are required to maintain capital at or above regulatory minimums and to remain “well-capitalized” under prompt corrective action regulations. The declaration and payment of dividends on the Company’s capital stock also are subject to contractual restrictions. See Note 11—Long-Term Debt, Note 15—Capital Requirements and Other Regulatory Matters and Note 22—Restrictions on Dividends, Loans and Advances to the Consolidated Financial Statements. See also “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

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