Form 10-K, Exhibit 13
period 2011-12-31
IBERIABANK CORP
filed 2012-02-29
CIK 933141

Exhibit 13

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is intended to assist readers in understanding the consolidated financial condition and results of operations of IBERIABANK Corporation (the “Company”) and its wholly owned subsidiaries, IBERIABANK, Lenders Title Company (“LTC”), IBERIA Capital Partners, LLC (“ICP”), IB Aircraft Holdings, LLC, IBERIA Asset Management Inc. (“IAM”), and IBERIA CDE, LLC, as of December 31, 2011 and 2010 and for the years ended December 31, 2009 through 2011. This discussion should be read in conjunction with the audited consolidated financial statements, accompanying footnotes and supplemental financial data included herein.

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

EXECUTIVE OVERVIEW

During 2010, the Company had solid growth in its balance sheet, both organically and through acquisitions, and continued growth in most core earnings drivers. The Company fortified its capital position, enhanced its liquidity, expanded its customer base, created a new noninterest income channel through its capital markets group, and expanded its wealth management business. In addition, the Company successfully integrated and converted its recent Florida acquisitions to IBERIABANK’s processes and systems.

During 2011, the Company continued to grow its balance sheet and increase its overall capital position through acquisitions, the opening of new branch locations, and organic growth at many of the Company’s existing branches.

Acquisition Activity during 2011

Consistent with the Company’s growth strategy over the past 12 years, the Company completed three acquisitions during 2011 that significantly grew the Company’s asset base, expanded the Company’s banking operations in Louisiana, and grew its wealth management business in Florida. The Company’s results of operations, financial condition, and liquidity in 2011 were significantly impacted by IBERIABANK’s three acquisitions during the year:

•	OMNI BANCSHARES, Inc. (“OMNI”), the holding company of OMNI Bank. As part of the acquisition, IBERIABANK acquired 14 branches in the New Orleans, Louisiana area, expanding the Company’s presence in the largest MSA in Louisiana.

•	Cameron Bancshares, Inc. (“Cameron”), the holding company of Cameron State Bank, which added another 22 branches and 48 ATMs in the Lake Charles, Louisiana area in southwestern Louisiana.

•	Certain assets of Florida Trust Company (“FTC”), a wholly-owned subsidiary of the Bank of Florida Corporation. Florida Trust Company operated offices in Naples and Ft. Lauderdale, Florida. The asset acquisition expanded the trust and asset management division of IBERIABANK in Florida.

The acquisitions were accounted for under the purchase method of accounting in accordance with Accounting Standards Codification (“ASC”) Topic No. 805. Major categories of assets purchased and liabilities assumed, as well as the intangible assets recorded on each transaction, are presented in the following table. Both the purchased assets and assumed liabilities were recorded at their respective acquisition date fair values. Identifiable intangible assets, including core deposit intangible assets, were recorded at fair value. For additional information on these acquisitions, see Note 3 of the footnotes to the consolidated financial statements.

As part of the OMNI and Cameron acquisitions, the Company issued 3,083,229 shares of its common stock during the second quarter of 2011, resulting in additional equity of $181.1 million. Other equity consideration included the issuance of 41,979 stock options for a fair value of $0.5 million. Non-equity consideration included in the acquisitions totaled $9.4 million, which included cash paid for fractional shares and change in control agreements. Of the $9.4 million, $4.6 million was paid in cash during the second quarter, with the difference recorded as an adjustment to either net assets acquired or in the financial statements at December 31, 2011.

SUMMARY OF 2011 ACQUISITION ACTIVITY

(dollars in thousands)	OMNI	Cameron	FTC	Total
Assets
Cash	$54,683	$29,191	$—	$83,874
Investment securities	91,019	223,685	—	314,704
Loans	441,447	382,074	—	823,521
Other real estate owned	16,253	395	—	16,648
Core deposit intangible	829	5,178	—	6,007
Goodwill	63,974	71,557	52	135,583
Other assets	77,048	49,558	1,348	127,954

Total Assets	$745,253	$761,638	$1,400	$1,508,291

Liabilities
Interest-bearing deposits	$506,427	$402,908	—	909,335
Noninterest-bearing deposits	129,181	164,363	—	293,544
Borrowings	58,364	49,002	—	107,366
Other liabilities	4,874	2,124	—	6,998

Total Liabilities	$698,846	$618,397	$—	$1,317,243

Other Acquisition Activity

In addition to the acquisitions completed during 2011, the Company has been an active acquirer over the previous eight years. From 2003 through 2010, the Company completed the following acquisitions, presented with intangible assets created and selected assets and liabilities acquired for each acquisition:

SUMMARY OF ACQUISITION ACTIVITY FROM 2003 TO 2010

(dollars in millions)
Acquisition	Acquisition Date	Total Assets Acquired	Total Loans Acquired	Total Deposits Acquired	Goodwill	Other Intangible Assets
Acadiana Bancshares, Inc.	2003	$308.1	$189.6	$210.0	$24.1	$4.4
Alliance Bank of Baton Rouge	2004	71.7	53.1	61.8	5.2	1.2
American Horizons Bancorp, Inc.	2005	243.8	194.7	192.7	28.1	5.0
Pulaski Investment Corporation	2007	477.2	367.7	422.6	92.4	10.9
Pocahontas Bancorp, Inc.	2007	700.2	409.9	582.4	42.0	7.0
United Title of Louisiana, Inc.	2007	0.4	—	—	4.2	1.2
Kingdom Capital Management, Inc.	2008	0.7	—	—	0.6	—
American Abstract and Title Company	2008	5.1	—	—	5.0	—
ANB Financial, N.A.	2008	239.9	1.9	189.7	—	1.9
CapitalSouth Bank	2009	610.7	363.1	517.9	—	0.4
Orion Bank	2009	2,377.3	961.1	1,883.1	—	10.4
Century Bank, FSB	2009	812.0	417.6	615.8	—	2.2
Sterling Bank	2010	314.2	151.3	287.0	7.1	1.6

Total Acquisitions, 2003-2010		$6,161.3	$3,110.0	$4,963.0	$208.7	$46.2

Balance Sheet Position and Results of Operations

The Company’s income available to common shareholders for 2011 totaled $53.5 million, or $1.87 per share on a diluted basis, a 9.7% increase compared to the $48.8 million earned for 2010. On a per share basis, this represents a decrease of less than 1% from the $1.88 per diluted share earned in 2010. The decrease in per share earnings was primarily a result of the additional shares the Company issued during 2011 as a result of the OMNI and Cameron acquisitions. Key components of the Company’s 2011 performance are summarized below.

•	Total assets at December 31, 2011 were $11.8 billion, up $1.7 billion, or 17.3%, from $10.0 billion at December 31, 2010. The increase was primarily the result of assets acquired from the OMNI and Cameron acquisitions, which increased total assets $1.5 billion. Excluding these acquisitions, total assets increased $222.9 million, which can be primarily attributable to organic growth (defined as total growth excluding assets acquired and liabilities assumed at the time of acquisition) in the Company’s loan portfolio as a result of loan growth in many of the Company’s markets. The Company’s balance sheet growth was also affected by a decrease in both the Company’s investment securities and FDIC loss share receivable.

•	Total loans at December 31, 2011 were $7.4 billion, an increase of $1.4 billion, or 22.4%, from $6.0 billion at December 31, 2010. Of the $1.4 billion in growth, 60.6% was a result of the loans acquired in the OMNI and Cameron acquisitions. The Company had organic loan growth of $532.6 million, or 8.8%, during 2011. Because of the loss protection provided by the FDIC, the risks of the loans and foreclosed real estate acquired in the CapitalSouth Bank (“CSB”), Orion Bank (“Orion”), Century Bank (“Century”), and Sterling Bank (“Sterling”) acquisitions, which are covered by loss share agreements with the FDIC, are significantly different from those assets not covered under loss share agreements. Accordingly, the Company presents loans subject to the loss share agreements as “covered loans” in the information below and loans that are not subject to the loss share agreement as “non-covered loans.” Organic loan growth during 2011 was driven by an increase in non-covered loans. Excluding acquired loans, total non-covered loans increased $780.9 million, or 17.5%, during 2011. Covered loans decreased $248.3 million, or 15.7%, from December 31, 2010, as covered loans were paid down or charged off and submitted for reimbursement.

•	Total customer deposits increased $1.4 billion, or 17.4%, from $7.9 billion at December 31, 2010 to $9.3 billion at December 31, 2011. The increase was primarily the result of deposits acquired from OMNI and Cameron, but also includes organic growth of $171.0 million. By product type, the Company’s noninterest-bearing deposits increased $606.3 million, or 69.0%, while interest-bearing deposits increased $767.6 million, or 10.9%. Interest-bearing deposit growth was driven by demand deposits, as time deposits decreased from December 31, 2010 excluding deposits acquired from OMNI and Cameron. Although deposit competition remained intense through the year, the Company was able to generate strong organic growth across its many deposit products. Organic deposit growth was driven by growth in the Company’s Houston and Lafayette markets.

•	Shareholders’ equity increased $179.2 million, or 13.7%, from $1.3 billion at December 31, 2010 to $1.5 billion at December 31, 2011. The increase was the result of $181.1 million in additional capital issued as part of the OMNI and Cameron acquisitions, net income of $53.5 million, and other comprehensive income of $9.8 million, offset partially by $39.4 million in dividends paid on the Company’s common stock during the year and the repurchase of 900,000 common shares during the third quarter that totaled $41.4 million.

•	Net interest income increased $56.6 million, or 20.1%, in 2011 when compared to 2010. This increase was largely attributable to a $32.7 million decrease in interest expense for the year as the Company continued to pay down its long-term debt using available funds. Net interest income was also positively affected by a $403.9 million increase in average earning assets, due primarily to the inclusion of OMNI and Cameron in the current year. From 2010 to 2011, the corresponding net interest margin ratio on a tax-equivalent basis increased 46 basis points to 3.51% from 3.05% due to changes in the volume and mix of the Company’s assets and liabilities and rate decreases driven by federal funds, Treasury, and other Company borrowing rate decreases during 2011. Most of the Company’s variable rate loans and deposits are tied to these rates and thus the repricing of these assets and liabilities during 2011 decreased both the average loan yield and the interest-bearing liability rate.

•	Noninterest income decreased $2.0 million, or 1.5%, for 2011 when compared to 2010. The decrease was primarily driven by a $3.8 million decrease in the gain on the Company’s acquisitions, as no gains were recorded in 2011 on the Company’s three acquisitions. Also contributing to the decrease in total noninterest income was a $1.8 million decrease in gains on investment sales and a $2.8 million decrease in gains on the sale of mortgage loans held for sale. Increases of $1.5 million in service charges, $0.9 million in ATM/debit card income, and $2.7 million in broker commissions offset the decreases from 2010. The increases are all attributable to additional customer activity and additional customer accounts.

•

Acquisition-related expenses drove the increase in noninterest expenses in 2011 over the prior year. Noninterest expense increased $69.5 million, or 22.8%, for 2011 when compared to 2010. Total acquisition-related expenses in 2011 were $9.3 million higher than in 2010. The increase in total noninterest expense was also attributed to higher salary and employee benefit costs of $29.5 million, as well as increased occupancy, equipment, and other branch expenses resulting from the Company’s expanded footprint. In addition to personnel and other costs related to the expanding size of the Company, noninterest expenses were driven higher in 2011 by a $2.6 million settlement of outstanding litigation.

•	The Company recorded a provision for loan losses of $25.9 million during 2011, compared to a provision of $42.5 million in 2010. The provision was primarily the result of loan growth from December 31, 2010, as the Company had net charge-offs of only $8.2 million during 2011. As of December 31, 2011, the allowance for loan losses as a percent of total loans was 2.62%, compared to 2.26% at December 31, 2010.

•	The Company paid cash dividends of $1.36 per common share, consistent with dividends paid in 2009 and 2010. The Company’s dividend payout ratio to common shareholders was 73.6% in 2011 and 74.7% in 2010.

The Company’s focus is that of a high performing institution. Management believes that improvement in core earnings drives shareholder value and has adopted a mission statement that is designed to provide guidance for our management, associates and Board of Directors regarding the sense of purpose and direction of the Company. We are shareholder- and client-focused, expect high performance from our associates, believe in a strong sense of community and strive to make the Company a great place to work.

During 2011, the Company continued to execute its business model successfully, as evidenced by its completion of the OMNI, Cameron, and FTC acquisitions, as well as the Company’s branch expansion. In addition, the Company experienced solid organic loan and deposit growth during the year, despite the challenges the entire industry faced in 2011. The Company believes it remains well positioned for future growth opportunities, as evidenced by its liquidity, core funding, and capitalization levels.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

In preparing financial reports, management is required to apply significant judgment to various accounting, reporting and disclosure matters. Management must use assumptions and estimates to apply these principles where actual measurement is not possible or practical. The accounting principles and methods used by the Company conform with accounting principles generally accepted in the United States and general banking practices. Estimates and assumptions most significant to the Company relate primarily to the calculation of the allowance for loan losses, the valuation of goodwill, intangible assets and other purchase accounting adjustments, the valuation of share-based compensation, and the accounting for acquired loans and the related FDIC loss share receivable on covered acquired loans. These significant estimates and assumptions are summarized in the following discussion and are further analyzed in the footnotes to the consolidated financial statements.

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

Valuation of Goodwill, Intangible Assets and Other Purchase Accounting Adjustments

The Company accounts for acquisitions in accordance with ASC Topic No. 805, which requires the use of the purchase method of accounting. For purchase acquisitions, the Company is required to record the assets acquired, including identified intangible assets, and liabilities assumed, at their fair value, which in many instances involves estimates based on third party valuations, such as appraisals, or internal valuations based on discounted cash flow analyses or other valuation techniques. The determination of the useful lives of intangible assets is subjective, as is the appropriate amortization period for such intangible assets. In addition, purchase acquisitions typically result in recording goodwill.

The Company performs a goodwill valuation at least annually. As part of its testing, the Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the Company determines the fair value of a reporting unit is less than its carrying amount using these qualitative factors, the Company then compares the fair value of goodwill with its carrying amount, and then measures impairment loss by comparing the implied fair value of goodwill with the carrying amount of that goodwill. Based on management’s goodwill impairment test, there was no impairment of goodwill at October 1, 2011 or 2010. In 2009, LTC had an impairment of goodwill of $9.7 million, and the Company recorded the charge through its statement of income for the year ended December 31, 2009. For additional information on goodwill and intangible assets, see Note 1 and Note 9 of the footnotes to the consolidated financial statements.

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

Because the FDIC will reimburse the Company for certain loans acquired from CSB, Orion, Century, and Sterling should the Company experience a loss, an indemnification asset, the FDIC loss share receivable, is recorded at fair value at the acquisition date. The indemnification asset is recognized at the same time as the indemnified loans, and measured on the same basis, subject to collectability or contractual limitations. The shared loss agreements on the acquisition date reflect the reimbursements expected to be received from the FDIC, using an appropriate discount rate, which reflects counterparty credit risk and other uncertainties.

The shared loss agreements continue to be measured on the same basis as the related indemnified loans. Because the acquired loans are subject to the accounting prescribed by ASC Topic 310, subsequent changes to the basis of the shared loss agreements also follow that model. Deterioration in the credit quality of the loans (immediately recorded as an adjustment to the allowance for loan losses) would immediately increase the basis of the shared loss agreements, with the offset recorded through the consolidated statement of income. Improvements in the credit quality or cash flows of loans (reflected as an adjustment to yield and accreted into income over the remaining life of the loans) decrease the basis of the shared loss agreements, with such decrease being amortized into income over (1) the same period or (2) the life of the shared loss agreements, whichever is shorter. Loss assumptions used in the basis of the indemnified loans are consistent with the loss assumptions used to measure the indemnification asset. Fair value accounting incorporates into the fair value of the indemnification asset an element of the time value of money, which is accreted back into income over the life of the shared loss agreements.

Upon the determination of an incurred loss the indemnification asset will be reduced by the amount owed by the FDIC. A corresponding claim receivable is recorded until cash is received from the FDIC.

For further discussion of the Company’s acquisitions and loan accounting, see Note 3 and Note 5 of the footnotes to the consolidated financial statements.

FINANCIAL CONDITION

EARNING ASSETS

Interest income associated with earning assets is the Company’s primary source of income. Earning assets are composed of interest or dividend-earning assets, including loans, securities, short-term investments and loans held for sale. Earning assets averaged $9.8 billion during 2011, a $403.9 million, or 4.3%, increase when compared to 2010. The increase is primarily the result of earning assets acquired during 2011.

The year-end mix of earning assets is shown in the following chart.

Loans and Leases

The Company’s total loan portfolio increased $1.4 billion, or 22.4%, to $7.4 billion at December 31, 2011, compared to $6.0 billion at December 31, 2010. The increase was primarily from loans acquired in the OMNI and Cameron acquisitions. Excluding loans acquired during 2011, organic loan growth was $532.6 million during 2011, 8.8% higher than at the end of 2010. The increase was driven by non-covered loan growth of $780.9 billion during 2011, but was tempered by a decrease in loans covered by loss share agreements of $248.3 million, or 15.7%.

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

Covered Loans

Covered loans at December 31, 2011 totaled $1.3 billion, a $248.3 million decrease from $1.6 billion at December 31, 2010. The major categories of covered loans outstanding at December 31 are presented in the following table.

COVERED LOANS RECEIVABLE BY LOAN TYPE

(dollars in thousands)
Non-covered Loans	2011	2010
Residential mortgage loans:

Residential 1-4 family	$216,274	$261,386
Construction/ Owner-occupied	—	—

Total residential mortgage loans	216,274	261,386
Commercial loans:
Real estate	727,968	865,363
Business	148,878	174,504

Total commercial loans	876,846	1,039,867

Consumer loans:
Indirect automobile	—	—
Home equity	234,974	279,091
Other	6,355	2,403

Total consumer loans	241,329	281,494

Total non-covered loans receivable	$1,334,449	$1,582,747

The carrying amount of the covered loans at December 31, 2011 consisted of loans accounted for in accordance with ASC Topic 310-30 (i.e. loans impaired at the time of acquisition) and loans subject to ASC Topic 310-30 by analogy only (i.e. loans performing at the time of acquisition) as detailed in the following table.

COVERED LOANS RECEIVABLE BY ACCOUNTING METHOD

(dollars in thousands)
Covered Loans	Acquired Impaired Loans	Acquired Performing Loans	Total Covered Loans
Residential mortgage loans:

Residential 1-4 family	$31,809	$184,465	$216,274
Construction/ Owner-occupied	—	—	—

Total residential mortgage loans	31,409	184,465	216,274

Commercial loans:
Real estate	23,127	704,841	727,968
Business	4,053	144,825	148,878

Total commercial loans	27,180	849,666	876,846

Consumer loans:
Indirect automobile	—	—	—
Home equity	30,267	204,707	234,974
Other	116	6,239	6,355

Total consumer loans	30,383	210,946	241,329

Total covered loans receivable	$89,372	$1,245,077	$1,334,449

Non-covered Loans

The following is a summary of the major categories of non-covered loans outstanding at December 31:

NON-COVERED LOANS RECEIVABLE BY LOAN TYPE

(dollars in thousands)
Non-covered Loans	2011	2010
Residential mortgage loans:

Residential 1-4 family	$266,970	$355,164
Construction/ Owner-occupied	16,143	14,822

Total residential mortgage loans	283,113	369,986

Commercial loans:
Real estate	2,591,013	1,781,744
Business	1,896,496	1,341,352

Total commercial loans	4,487,509	3,123,096

Consumer loans:
Indirect automobile	261,896	255,322
Home equity	826,463	555,749
Other	194,607	148,432

Total consumer loans	1,282,966	959,503

Total non-covered loans receivable	$6,053,588	$4,452,585

Loan Portfolio Components

The Company’s year-end loan portfolio is segregated into various components in the following chart.

The Company’s loan to deposit ratio at December 31, 2011 and 2010 was 79.5% and 76.3%, respectively. The percentage of fixed rate loans to total loans increased from 48.4% at the end of 2010 to 49.1% as of December 31, 2011. The table below sets forth the composition of the Company’s loan portfolio as of December 31st for the years indicated, with a discussion of activity by major loan types following.

TOTAL LOANS RECEIVABLE BY LOAN TYPE

(dollars in thousands)	2011		2010		2009		2008		2007
Commercial loans:
Real estate	$3,318,982	45%	$2,647,107	44%	$2,500,433	43%	$1,522,965	41%	$1,369,882	40%
Business	2,045,374	28	1,515,856	25	1,217,326	21	775,625	21	634,495	18

Total commercial loans	5,364,356	73	4,162,963	69	3,717,759	64	2,298,590	62	2,004,377	58

Mortgage loans:
Residential 1-4 family	483,244	6	616,550	10	975,395	17	498,740	13	515,912	15
Construction/Owner- occupied	16,143	—	14,822	—	32,857	1	36,693	1	60,558	2

Total mortgage loans	499,387	6	631,372	10	1,008,252	18	535,433	14	576,470	17

Loans to individuals:
Indirect automobile	261,896	4	255,322	4	259,339	4	265,722	7	240,860	7
Home equity	1,061,437	14	834,840	14	649,821	11	501,036	13	424,716	12
Other	200,961	3	150,835	3	149,194	3	143,621	4	183,616	6

Total consumer loans	1,524,294	21	1,240,997	21	1,058,354	18	910,379	24	849,192	25

Total loans receivable	$7,388,037	100%	$6,035,332	100%	$5,784,365	100%	$3,744,402	100%	$3,430,039	100%

Commercial Loans

Commercial real estate and commercial business loans generally have shorter repayment periods and more frequent repricing opportunities than consumer and mortgage loans. Total commercial loans increased $1.2 billion, or 28.9% during 2011, with $1.4 billion in non-covered loan growth and a decrease in covered commercial loans of $163.0 million, or 15.7%. The Company’s focus on growing its commercial loan portfolio continued in 2011 as commercial loans as a percentage of total loans increased from 69% at December 31, 2010 to 73% at December 31, 2011.

The Company increased its investment in commercial real estate loans by $671.9 million during 2011. At December 31, 2011, commercial real estate loans totaled $3.3 billion, or 44.9% of the total loan portfolio, compared to 43.9% at December 31, 2010. Non-covered commercial real estate loans increased $809.3 million, or 45.4%, with the Lafayette, Louisiana, Birmingham, Alabama, Memphis, Tennessee, and Houston, Texas markets experiencing the largest growth in their commercial loan portfolios. The Company’s underwriting standards generally provide for loan terms of three to five years, with amortization schedules of generally no more than twenty years. Low loan-to-value ratios are maintained and usually limited to no more than 80%. In addition, the Company obtains personal guarantees of the principals as additional security for most commercial real estate loans.

As of December 31, 2011, the Company’s commercial business loans totaled $2.0 billion, or 27.7% of the Company’s total loan portfolio. This represents a $529.5 million, or 34.9% increase from December 31, 2010. The Company originates commercial business loans on a secured and, to a lesser extent, unsecured basis. The Company’s commercial business loans may be structured as term loans or revolving lines of credit. Term loans are generally structured with terms of no more than three to five years, with amortization schedules of generally no more than seven years. The Company’s commercial business term loans are generally secured by equipment, machinery or other corporate assets. The Company also provides for revolving lines of credit generally structured as advances upon perfected security interests in accounts receivable and inventory. Revolving lines of credit generally have an annual maturity. The Company obtains personal guarantees of the principals as additional security for most commercial business loans.

On a market basis, growth in the non-covered portfolio was due primarily to IBERIABANK’s newer markets, as the Mobile, Alabama market grew its loan portfolio $61.9 million, or 78.8%. IBERIABANK’s Houston, Texas market increased its commercial loan portfolio 163.8%, or $328.7 million, in 2011. In IBERIABANK’s more mature markets, Baton Rouge, Louisiana’s commercial loan growth of $105.5 million, or 44.4%, and Lafayette, Louisiana’s commercial loan growth of $51.3 million, or 19.4%, also contributed to the overall commercial loan portfolio increase. Offsetting these increases was a decrease in the Northeast Arkansas market, which was due primarily to loan payments.

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

The Company continues to sell the majority of conforming mortgage loan originations in the secondary market and recognize the associated fee income rather than assume the rate risk associated with these longer term assets. The Company also releases the servicing of these loans upon sale. Total residential mortgage loans decreased $132.0 million, or 20.9%, compared to December 31, 2010. Of the total mortgage loan decrease from December 31, 2010, $86.9 million, or 65.8%, was a result of a decrease in non-covered mortgage loans as loans were paid down and new mortgage loan originations slowed. At December 31, 2011, $329.6 million, or 66.0%, of the Company’s residential 1-4 family mortgage and construction loans were fixed rate loans and $169.8 million, or 34.0%, were adjustable rate loans.

Consumer Loans

The Company offers consumer loans in order to provide a full range of retail financial services to its customers. The Company originates substantially all of such loans in its primary market areas. At December 31, 2011, $1.5 billion, or 20.6%, of the Company’s total loan portfolio was comprised of consumer loans, compared to $1.2 billion, or 20.6% at the end of 2010. The $283.3 million increase in total consumer loans compared to December 31, 2010 was driven by home equity loan growth of $226.6 million and other personal consumer loan growth of $50.1 million, both primarily a result of acquisitions. Consumer loan growth in the Company’s non-covered loan portfolio was impacted by the Company’s tightened underwriting standards, a response to a weakened national and regional economy.

Consistent with 2010, home equity loans comprised the largest component of the Company’s consumer loan portfolio at December 31, 2011. The balance of home equity loans increased $226.6 million, or 27.1%, from $834.8 million at December 31, 2010 to $1.1 billion at December 31, 2011. Non-covered home equity loans increased $270.7 million, or 48.7%, during 2011.

Indirect automobile loans comprised the second largest component of the Company’s consumer loan portfolio. Independent automobile dealerships originate these loans and forward applications to Company personnel for approval or denial. The Company relies on the dealerships, in part, for loan qualifying information. To that extent, there is risk inherent in indirect automobile loans associated with fraud or negligence by the automobile dealership. To limit this risk, an emphasis is placed on established dealerships that have demonstrated reputable behavior, both within the communities we serve and through long-term relationships with the Company. The balance of indirect automobile loans increased $6.6 million during 2011, from $255.3 million at December 31, 2010 to $261.9 million at December 31, 2011, as the Company retained its focus on prime or low risk paper. The indirect portfolio decreased to 3.5% of the total loan portfolio.

The remainder of the consumer loan portfolio at December 31, 2011 was composed of direct automobile loans, credit card loans and other consumer loans, and comprised 2.7% of the overall loan portfolio. At December 31, 2011, the Company’s direct automobile loans totaled $38.6 million, a $7.3 million increase over December 31, 2010. The Company’s credit card loans totaled $48.7 million, a 10.6% increase from December 31, 2010, and the Company’s other personal consumer loans were $113.7 million, a 50.5% increase from December 31, 2010.

Loan Maturities

The following table sets forth the scheduled contractual maturities of the Company’s loan portfolio at December 31, 2011, unadjusted for scheduled principal reductions, prepayments or repricing opportunities. Demand loans, loans having no stated schedule of repayments and no stated maturity and overdraft loans are reported as due in one year or less. The average life of a loan may be substantially less than the contractual terms because of prepayments. As a result, scheduled contractual amortization of loans is not reflective of the expected term of the Company’s loan portfolio. Of the loans with maturities greater than one year, approximately 78.8% of the value of these loans bears a fixed rate of interest.

LOAN MATURITIES BY LOAN TYPE

(dollars in thousands)	One Year Or Less	One Through Five Years	After Five Years	Total
Commercial real estate	$1,523,437	$1,443,238	$352,307	$3,318,982
Commercial business	1,082,284	702,119	260,971	2,045,374
Mortgage	71,310	68,186	359,891	499,387
Consumer	628,745	430,084	465,465	1,524,294

Total loans receivable	$3,305,776	$2,643,627	$1,438,634	$7,388,037

Mortgage Loans Held for Sale

Loans held for sale increased $69.1 million, or 82.4%, to $153.0 million at December 31, 2011, compared to $83.9 million at December 31, 2010. The increase in the balance during 2011 was a result of decreased sales activity. The Company originated $1.7 billion in mortgage loans during 2011, with $516 million during the fourth quarter. Originations were $109.9 million lower than in 2010. Sales of mortgage loans totaled $1.6 billion during 2011, a 9.0% decrease from 2010. Fourth quarter sales were 18.1% lower than in the fourth quarter of 2010.

Loans held for sale have primarily been fixed rate single-family residential mortgage loans under contract to be sold in the secondary market. In most cases, loans in this category are sold within thirty days. Buyers generally have recourse to return a purchased loan to the Company under limited circumstances. Recourse conditions may include fraud in the origination, breach of representations or warranties, and documentation deficiencies. At December 31, 2011, the Company has $2.6 million in loans that have recourse conditions for which a buyer has notified the Company of potential recourse action. The Company has recorded a reserve of $1.6 million for the potential repurchase at December 31, 2011. During 2011, an insignificant number of loans were returned to the Company.

Asset Quality

Over time, the Company’s loan portfolio has transitioned to be more representative of a commercial bank. Accordingly, there is the potential for a higher level of return for investors, but also the potential for higher charge-off and nonperforming levels. As a result, in previous years management has tightened underwriting guidelines and procedures, adopted more conservative loan charge-off and nonaccrual guidelines, rewritten the loan policy and developed an internal loan review function to address the changing risk of the Company’s loan portfolio. As a result of management’s enhancements to underwriting risk/return dynamics within the loan portfolio over time, the credit quality of the Company’s assets has remained strong. Despite declines in asset quality in portions of the Company’s total loan portfolio, management believes asset quality remains favorable when compared to its peers. Management also believes that historically it has recognized and disclosed significant problem loans quickly and taken prompt action in addressing material weaknesses in those credits. Deterioration in asset quality during 2011 was primarily attributable to a limited number of larger isolated credits and not a significant shift in overall portfolio quality. Consistent with prior years, the Company’s purchase and assumption of assets and liabilities of CSB, Orion, Century, and Sterling significantly impacted overall asset quality. Management seeks to recognize and disclose significant problem loans quickly and take prompt action to address material weaknesses in those credits. The Company will continue to closely monitor the risk-adjusted level of return within the loan portfolio.

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

The Company utilizes an asset risk classification system in accordance with guidelines established by the Federal Reserve Board as part of its efforts to monitor commercial asset quality. In connection with examinations of insured institutions, both federal and state examiners also have the authority to identify problem assets and, if appropriate, classify them. There are three classifications for problem assets: “substandard,” “doubtful” and “loss.” Substandard assets have one or more defined weaknesses and are characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. Doubtful assets have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full questionable and there is a high probability of loss based on currently existing facts, conditions and values. An asset classified as loss is not considered collectable and of such little value that continuance as an asset of the Company is not warranted. Commercial loans with adverse classifications are reviewed by the Loan Committee of the Board of Directors at least monthly. Loans are placed on nonaccrual status when they are 90 days or more past due, unless in the judgment of management, the probability of timely collection of interest is deemed to be sufficient to warrant further accrual. When a loan is placed on nonaccrual status, previously accrued but unpaid interest for the current year is deducted from interest income. Prior year interest is charged-off to the allowance for loan losses.

Real estate acquired by the Company as a result of foreclosure or by deed-in-lieu of foreclosure is classified as other real estate owned (“OREO”) until sold, and is carried at the balance of the loan at the time of acquisition or at estimated fair value less estimated costs to sell, whichever is less.

Under generally accepted accounting principles, the Company is required to account for certain loan modifications or restructurings as “troubled debt restructurings”. In general, the modification or restructuring of a debt constitutes a troubled debt restructuring if the Company, for economic or legal reasons related to the borrower’s financial difficulties, grants a concession to the borrower that the Company would not otherwise consider under current market conditions. Debt restructurings or loan modifications for a borrower do not necessarily constitute troubled debt restructurings, however, and troubled debt restructurings do not necessarily result in nonaccrual loans.

Nonperforming Assets

The Company defines nonperforming assets as nonaccrual loans, accruing loans more than 90 days past due, and OREO and foreclosed property.

Due to the significant difference in the accounting for the covered loans and the loss sharing agreements with the FDIC, the Company believes that asset quality measures excluding the covered loans are generally more meaningful. Purchased impaired loans with loss share agreements had evidence of deterioration in credit quality prior to acquisition, and thus the fair value of these loans as of the acquisition date included an estimate of credit losses. These covered loans, as well as acquired loans from OMNI and Cameron, are accounted for on a pool basis, and these pools are considered to be performing. Purchased loans with loss share agreements and loans acquired from OMNI and Cameron in 2011 were not classified as nonperforming assets at December 31, 2011 or 2010 in the tables and discussion below, as these loans are considered to be performing under FASB ASC Topic 310-30. As a result, interest income, through the accretion of the difference between the carrying value of the loans and the expected cash flows, is being recognized on all purchased loans accounted for under FASB ASC Topic 310-30. Therefore, management has included asset quality measures that exclude these loans in the table in this section.

Nonperforming assets not covered by FDIC loss share agreements and excluding the acquired OMNI and Cameron loan portfolios totaled $77.7 million at December 31, 2011, an increase of $8.2 million, or 11.8%, from December 31, 2010. The increase in total nonperforming assets was primarily the result of $4.9 million in nonaccrual loans and $2.9 million in OREO. The following table sets forth the composition of the Company’s non-covered nonperforming assets, including accruing loans past due 90 or more days and troubled debt restructurings (“TDRs”) as of December 31st for the years indicated.

NONPERFORMING ASSETS AND TROUBLED DEBT RESTRUCTURINGS

(dollars in thousands)	2011	2010	2009	2008	2007
Nonaccrual loans:
Commercial and business banking	$42,655	$35,457	$31,029	$21,433	$30,740
Mortgage	4,910	5,917	3,314	2,423	2,098
Consumer	6,889	8,122	5,504	3,969	3,268

Total nonaccrual loans	54,454	49,496	39,847	27,825	36,107

Accruing loans 90 days or more past due	1,841	1,455	4,960	2,481	2,655

Total nonperforming loans (1)	56,295	50,951	44,807	30,306	38,762
Foreclosed property	21,382	18,496	15,281	16,312	9,413

Total nonperforming assets (1)	77,677	69,447	60,088	46,618	48,175

Troubled debt restructurings in compliance with modified terms(2)	55	14,968	—	—	—

Total nonperforming assets and troubled debt restructurings (1)	$77,732	$84,415	$60,088	$46,618	$48,175

Nonperforming loans to total loans (1)(3)	1.05%	1.14%	1.09%	0.81%	1.13%
Nonperforming assets to total assets (1)(3)	0.86%	0.91%	0.91%	0.83%	0.98%
Nonperforming assets and troubled debt restructurings to total assets (1)(3)	0.86%	1.10%	0.91%	0.83%	0.98%
Allowance for loan losses to nonperforming loans (3)(4)	132.98%	122.59%	124.14%	134.87%	98.77%
Allowance for loan losses to total loans(3)(4)	1.40%	1.40%	1.36%	1.09%	1.12%

(1)	Nonperforming loans and assets include accruing loans 90 days or more past due.
(2)

Troubled debt restructurings in compliance with modified terms for December 31, 2011 and 2010 above do not include $23,898,000 and $2,504,000 in troubled debt restructurings included in total nonaccrual loans above.

(3)	Total loans and total assets exclude loans and assets covered by FDIC loss share agreements and OMNI and Cameron acquired loans discussed below.
(4)	The allowance for loan losses excludes the portion of the allowance related to covered loans discussed below.

Nonperforming loans were 1.05% of total non-covered loans at December 31, 2011, nine basis points lower than at December 31, 2010. If covered loans and acquired loans accounted for in pools that meet nonperforming criteria are included, nonperforming loans would have been 10.13% of total loans at December 31, 2011 and 14.40% at December 31, 2010. The allowance for loan losses as a percentage of nonperforming loans was 133.0% at December 31, 2011 and 122.6% at December 31, 2010. Including covered loans and pooled loans, the allowance coverage of total loans before application of covered loan discounts would have been 2.62% at December 31, 2011 and 2.26% at December 31, 2010.

The increase in nonperforming assets from December 31, 2010 is a result of additional nonaccrual loans at the end of 2011, as these nonaccrual loans increased $5.0 million, or 10.0%. The increase can be attributable to the placement of troubled debt restructurings at December 31, 2010 on nonaccrual status during 2011. The nonaccrual loan increase was primarily the result of three credits which totaled $7.5 million at December 31, 2010. The three credits were put on nonaccrual status during the first quarter of 2011 based on their payment history. These credits have been reviewed for impairment and had specific reserves on their outstanding balance at December 31, 2011 to cover probable losses. The increase in nonaccrual loans was primarily from these isolated credits and did not reflect a significant decline in overall portfolio quality.

Nonperforming asset balances as a percentage of total assets have remained at relatively low levels. Total nonperforming assets were 0.86% of non-covered assets at December 31, 2011, five basis points below December 31, 2010. Despite the improvement in asset quality, the Company increased its reserve for loan losses during 2011 to reserve for non-covered loan growth. The reserve coverage of total non-covered loans remained consistent with December 31, 2010 at 1.40% as a result.

Loans defined as troubled debt restructurings (“TDRs”) not included in nonperforming assets decreased to less than $0.1 million at December 31, 2011. Total TDRs not covered by loss share agreements totaled $24.0 million at December 31, 2011, $6.5 million, or 37.1%, higher than December 31, 2010. Four credits totaling $8.3 million accounted for the increase in balance from year-end, offset by loan payments and charge-offs.

Management continually monitors loans and transfers loans to nonaccrual status when warranted. The Company had gross chargeoffs on non-covered loans of $15.0 million during 2011. Offsetting these chargeoffs were recoveries of $7.4 million. As a result, net charge-offs on non-covered loans in 2011 were $7.6 million, or 0.13% of average loans, as compared to $26.7 million, or 0.63%, for 2010. Net chargeoffs were significantly affected by one large recovery during the first quarter of 2011.

At December 31, 2011, excluding loans covered by the FDIC loss share agreements, the Company had $199.9 million of assets classified as substandard, $6.1 million of assets classified as doubtful, and no assets classified as loss. At such date, the aggregate of the Company’s classified assets amounted to 1.75% of total assets, 2.79% of total loans, and 3.40% of non-covered loans. At December 31, 2010, the aggregate of the Company’s classified assets, $105.8 million, amounted to 1.05% of total assets, 1.75% of total loans, and 2.37% of non-covered loans. The increase in total classified assets was a result of the assets added during the second quarter from the Company’s OMNI and Cameron acquisitions. A reserve for loan losses has been recorded for all substandard loans at December 31, 2011 according to the Company’s allowance policy.

In addition to the problem loans described above, excluding covered loans, there were $206.4 million of loans classified special mention at December 31, 2011, which in management’s opinion were subject to potential future rating downgrades. Special mention loans are defined as loans where known information about possible credit problems of the borrower cause management to have some doubt as to the ability of these borrowers to comply with the present loan repayment terms and which may result in future disclosure of these loans as nonperforming. Special mention loans increased $150.7 million from December 31, 2010, primarily the result of the OMNI and Cameron loan portfolios acquired. Although the Company also had loan rating downgrades that contributed to the increase in special mention loans during 2011, these loans have a higher reserve recorded on them as a result of the downgrades at December 31, 2011.

Past Due Loans

Past due status is based on the contractual terms of loans. At December 31, 2011, total past due loans excluding covered loans were 1.49% of total loans at December 31, 2011, an increase of 5 basis points from December 31, 2010. Including covered loans, loans past due 30 days or more would have been 10.57% of total loans before discount adjustments at December 31, 2011 and 14.54% at December 31, 2010. Past due loans by portfolio are presented in the following table.

PAST DUE LOANS TO TOTAL LOANS

	2011	2010
IBERIABANK Corporation
(Excluding FDIC Covered Loans)
30+ days past due	0.47%	0.33%
Non-accrual loans	1.02%	1.11%

Total past due loans	1.49%	1.44%

Past due non-covered loans (including nonaccrual loans) increased $19.2 million, or 29.8%, from December 31, 2010 and was primarily the result of the OMNI and Cameron loans added during the year and the larger commercial nonaccrual credits mentioned previously. Accruing loans past due increased $14.2 million, or 96.1%, from December 31, 2010. The increase was a result of past due loans in the OMNI and Cameron portfolios, of which $5.9 million were impaired at the time of acquisition. Accruing loans past due in the Company’s legacy portfolio decreased $3.8 million, or 25.8%, from December 31, 2010. Additional information on the Company’s non-covered past due loans is presented in the following table.

PAST DUE LOAN SEGREGATION

(dollars in thousands)	December 31, 2011			December 31, 2010
IBERIABANK Corporation (Excluding FDIC Covered Loans)	Legacy	Current Year Acquisitions	Total	Total
Accruing loans
30-59 days past due	$7,329	$11,242	$18,571	$8,310
60-89 days past due	1,786	4,845	6,631	5,001
90-119 days past due	1,017	1,270	2,287	196
120 days past due or more	824	645	1,469	1,258

Total Accruing Loans	10,956	18,002	28,958	14,765
Nonaccrual loans	54,454	—	54,454	49,496

Total past due loans	$65,410	$18,002	$83,412	$64,261

The $1.1 million increase in legacy past due loans was primarily the result of nonaccrual loans in the Company’s commercial portfolio, as accruing loans past due decreased $3.8 million, or 25.8%, from 2010. Past due loans in the Company’s consumer portfolio increased by 61.8%. The increase in the past due loans in the consumer portfolio was a result of increases in personal and indirect automobile loans that were past due 30-59 days and not a result of a significant decline in overall asset quality.

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

Total covered loans past due at December 31, 2011 totaled $714.0 million before discounts, a decrease of $202.5 million, or 22.1%, from December 31, 2010. Past due loans included $627.5 million in loans that would otherwise meet the Company’s definition of nonaccrual loans and $86.5 million in accruing loans past due greater than 30 days. Of the $86.5 million in accruing loans past due, $61.3 million, or 70.8%, were past due less than 90 days. The indemnification agreements on covered assets include a provision for recapture of a portion of interest if the interest is included in total losses on the covered asset.

Of the $202.5 million decrease in covered loans past due, loans past due 30 to 89 days decreased $36.8 million, or 37.5%, while nonperforming loans (defined as accruing loans greater than 90 days past due and nonaccrual loans) decreased $165.7 million, or 20.2%. The decrease in nonperforming loans was a result of a decrease of $26.4 million, or 51.1%, in accruing loans past due 90 or more days and a decrease of $139.3 million, or 18.2%, in nonaccrual loans. These decreases were a result primarily of chargeoffs of loan balances during the year and submission to the FDIC for loss reimbursement.

Allowance for Loan Losses

The determination of the allowance for loan losses, which represents management’s estimate of probable losses inherent in the Company’s credit portfolio, involves a high degree of judgment and complexity. The Company establishes general reserves on the Company’s loan portfolios described in detail below and specific reserves for estimated losses on certain problem loans when it is determined that losses are probable on such loans. Management’s determination of the adequacy of the allowance is based on various factors, including an evaluation of the portfolio, past loss experience, current economic conditions, the volume and type of lending conducted by the Company, composition of the portfolio, the amount of the Company’s classified assets, seasoning of the loan portfolio, the status of past due principal and interest payments, and other relevant factors. Changes in such estimates may have a significant impact on the consolidated financial statements.

The foundation of the allowance for the Company’s commercial segment is the credit risk rating of each relationship within the portfolio. The credit risk of each borrower is assessed, and a risk grade is assigned. The portfolios are further segmented by facility or collateral ratings. The dual risk grade for each loan is determined by the relationship manager and other approving officers and changed from time to time to reflect an ongoing assessment of the risk. Grades are reviewed on specific loans by senior management and as part of the Company’s internal loan review process. The commercial loan loss allowance is determined for all pass-rated borrowers based upon the borrower risk rating, the expected default probabilities of each rating category, and the outstanding loan balances by risk grade. For borrowers that are rated special mention or below, the higher of the migration analysis or Company established minimum reserve percentages apply. In addition, consideration is given to historical loss experience by internal risk rating, current economic conditions, industry performance trends, geographic or borrower concentrations within each portfolio segment, the current business strategy and credit process, loan underwriting criteria, loan workout procedures, and other pertinent information.

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

Acquired loans follow the reserve standard set in ASC Topic No. 310-30. At acquisition, the Company reviews each loan or loan pool to determine whether there is evidence of deterioration in credit quality since origination and if it is probable that the Company will be unable to collect all amounts due according to the loan’s contractual terms. The Company considers expected prepayments and estimates the amount and timing of undiscounted expected principal, interest and other cash flows for each loan meeting the criteria above, and determines the excess of the loan’s scheduled contractual principal and contractual interest payments over all cash flows expected at acquisition as an amount that should not be accreted (nonaccretable difference). The remaining amount, representing the excess of the loan’s or pool’s cash flows expected to be collected over the book value of the loan (i.e., present value of expected cash flows), is accreted into interest income over the remaining life of the loan or pool (accretable yield). The Company records a discount on these loans at acquisition to record them at the present value of their estimated realizable cash flow. As a result, acquired loans subject to ASC Topic No. 310-30 are excluded from the calculation of loan loss reserves at the acquisition date.

Loans acquired in 2010 and 2011 (the CSB, Orion, Century, Sterling, OMNI, and Cameron acquisitions) were recorded at their acquisition date fair value, which was based on expected cash flows and included an estimate of expected future loan losses. Under current accounting principles, information regarding the Company’s estimate of loan fair values may be adjusted for a period of up to one year as the Company continues to refine its estimate of expected future cash flows in the acquired portfolio. Within a one-year period, if the Company discovers that it has materially underestimated the loan losses inherent in the loan portfolio at the acquisition date, it will retroactively reduce or eliminate the gain recorded on the acquisition. If the Company determines that losses arose after the acquisition date, the additional losses are reflected as a provision for loan losses. Because acquired impaired loans follow the reserve standard set in ASC Topic No. 310-30, and acquired performing loans follow the same standard by analogy, the Company estimates the current amount and timing of expected principal, interest, and other cash flows for each loan or loan pool and compares the total expected cash flow of the loan or loan pools to the book value of the loan pools. If the expected cash flow is below the recorded book value, the Company records an allowance on the loan pool through an adjustment to its provision for loan losses and the FDIC loss share receivable, if applicable. At December 31, 2011, the Company had an allowance for loan losses of $118.9 million to reserve for probable losses currently in the covered loan portfolio arising after the losses estimated at the respective acquisition dates. Because the Company has addressed deterioration in the covered loan portfolio on a pool basis, the Company has recorded an allowance for the full amount of expected losses in loan pools identified as having evidence of additional deterioration arising after acquisition. For loan pools that have exhibited an improvement in asset quality since acquisition, the Company will accrete the improvement in cash flows into income over the life of the loan pool.

Based on facts and circumstances available, management of the Company believes that the allowance for loan losses was adequate at December 31, 2011 to cover probable losses in the Company’s loan portfolio. However, future adjustments to the allowance may be necessary, and the Company’s results of operations could be adversely affected, if circumstances differ substantially from the assumptions used by management in determining the allowance for loan losses.

The following tables set forth the activity in the Company’s allowance for loan losses during the years indicated.

SUMMARY OF ACTIVITY IN THE ALLOWANCE FOR LOAN LOSSES

(dollars in thousands)	2011	2010	2009	2008	2007
Balance, beginning of year	$136,100	$55,768	$40,872	$38,285	$29,922
Addition due to purchase transaction	—	—	—	—	8,746
Decrease in balance for transfer of covered loans to OREO	(17,143)	—	—	—	—
Provision charged to operations	25,867	42,451	45,370	12,568	1,525
Provision recorded through the FDIC loss share receivable	57,121	64,922	147	—	—

Charge-offs:
Commercial and business banking	9,200	23,634	25,204	7,696	956
Mortgage	244	1,068	311	128	56
Consumer	6,715	9,156	7,752	5,057	3,694

Total charge-offs	16,159	33,858	33,267	12,881	4,706

Recoveries:
Commercial and business banking	5,516	4,863	1,016	1,164	1,118
Mortgage	170	77	67	56	84
Consumer	2,289	1,877	1,563	1,680	1,597

Total recoveries	7,975	6,817	2,646	2,900	2,799

Net charge-offs	8,184	27,041	30,621	9,981	1,907

Balance, end of year	$193,761	$136,100	$55,768	$40,872	$38,285

Allowance for loan losses to nonperforming assets (1) (2)	96.4%	89.9%	92.6%	87.7%	79.5%
Allowance for loan losses to total loans at end of period(2)	1.24%	1.40%	0.96%	1.09%	1.12%
Net charge-offs to average loans (3)	0.13%	0.47%	0.73%	0.28%	0.06%

(1)	Nonperforming assets include accruing loans 90 days or more past due.
(2)	For December 31, 2011, 2010 and 2009, the allowance for loan losses in the calculation does not include the allowance allocated to covered assets.
(3)	Net charge-offs exclude charge-offs and recoveries on covered loans

	2011
(dollars in thousands)	Covered Loans	Non-covered loans	Total
Balance, beginning of year	$73,640	$62,460	$136,100
Provision for loan losses before benefit attributable to FDIC loss share agreements	63,014	19,974	82,988
Benefit attributable to FDIC loss share agreements	(57,121)	—	(57,121)

Net provision for loan losses	5,893	19,974	25,867

Transfer of balance to OREO	(17,143)	—	(17,143)
Increase in FDIC loss share receivable	57,121	—	57,121
Loans charged-off	(1,137)	(15,022)	(16,159)
Recoveries	526	7,449	7,975

Balance, end of year	$118,900	$74,861	$193,761

	2010
(dollars in thousands)	Covered Loans	Non-covered loans	Total
Balance, beginning of year	$145	$55,623	$55,768
Provision for loan losses before benefit attributable to FDIC loss share agreements	73,819	33,554	107,373

Benefit attributable to FDIC loss share agreements	(64,922)	—	(64,922)

Net provision for loan losses	8,897	33,554	42,451

Increase in FDIC loss share receivable	64,922	—	64,922
Loans charged-off	(325)	(33,533)	(33,858)
Recoveries	1	6,816	6,817

Balance, end of year	$73,640	$62,460	$136,100

The following table presents the allocation of the allowance for loan losses and the percentage of the total amount of loans in each loan category listed as of the year indicated.

ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES

	2011		2010		2009		2008		2007
	Reserve %	% of Loans	Reserve %	% of Loans	Reserve %	% of Loans	Reserve %	% of Loans	Reserve %	% of Loans
Commercial	73%	73%	59%	69%	78%	65%	78%	63%	75%	59%
Mortgage	11	6	22	10	3	17	3	13	4	17
Loans to individuals	16	21	19	21	19	18	19	24	21	24
Unallocated	—	—	—	—	—	—	—	—	—	—

Total allowance for loan losses	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%

The allowance for loan losses was $193.8 million at December 31, 2011, or 2.62% of total loans, $57.7 million higher than at December 31, 2010. The allowance as a percentage of loans was 36 basis points above the 2.26% at December 31, 2010.

The increase in the allowance was primarily related to increased reserves on the covered loan portfolio based on the Company’s estimate of expected cash flows from these portfolios at December 31, 2011. The allowance for loan losses on covered loans increased $45.3 million from December 31, 2010, or 78.5% of the total increase over December 31, 2010. Expected cash flows on certain of the Company’s acquired loan pools decreased during 2011, and thus a reserve was established to cover additional expected losses in these portfolios. The total increase in the allowance for covered loans based on these cash flows was recorded as a $5.9 million provision for loan losses in the Company’s consolidated statement of income for the year ended December 31, 2011 and a $57.1 million increase in the Company’s FDIC loss share receivable. The allowance on covered loans was also reduced by $17.1 million when loan collateral was moved to OREO during 2011 and $0.6 million for net chargeoff activity.

The allowance for loan losses on the non-covered portion of the Company’s loan portfolio increased primarily due to loan growth during 2011, as asset quality remained consistent with the prior year. Excluding net charge-off activity, the Company recorded a provision of $13.1 million to reserve for loan growth and reversed $0.7 million to account for changes in asset quality during the year to address the increased risk of loss inherent in the Company’s legacy loan portfolio at December 31, 2011.

Because of the increase in the allowance during 2011, the allowance for loan losses covers 133.0% of nonperforming loans. The allowance for loan losses on non-covered loans covers total past due loans 62.0% at December 31, 2011, a decrease compared to the December 31, 2010 coverage of 97.2%. The decrease is primarily attributable to the acquired loans from OMNI and Cameron impaired at the time of acquisition (which were discounted on the acquisition date). Excluding acquired OMNI and Cameron loans, the Company’s allowance covered past due loans 1.1 times.

FDIC Loss Share Receivable

As part of the three FDIC-assisted acquisitions during 2009 and the Sterling acquisition during 2010, the Company recorded a $1.0 billion receivable from the FDIC, which represents the fair value of the expected reimbursable losses covered by the loss share agreements. The FDIC loss share receivable decreased $135.0 million, or 18.6%, during 2011 as the Company moved current expected reimbursements resulting from loan charge-offs to the receivable due from the FDIC, included in other assets discussed below. Offsetting the decreases due to reimbursements was a $57.1 million increase to account for a decrease in expected cash flows from original loss estimates on some of the Company’s covered loan pools.

The following table sets forth the activity in the FDIC loss share receivable asset for the years indicated.

FDIC LOSS SHARE RECEIVABLE ACTIVITY

(dollars in thousands)	2011	2010
Balance, beginning of period	$726,871	$1,034,734
Acquisition	—	66,826
Increase due to a decrease in cash flow estimates	57,121	64,922
Amortization	(72,086)	(13,024)
Submission of reimbursable losses to the FDIC	(117,939)	(424,258)
Other	(2,123)	(2,329)

Balance, end of period	$591,844	$726,871

Investment Securities

Investment securities decreased by $21.8 million, or 1.1%, to $2.0 billion at December 31, 2011. The decrease was due to sales, maturities and calls of both available for sale and held to maturity investments during 2011, but was offset partially by the acquisition of $314.7 million in securities from OMNI and Cameron during the second quarter of 2011. As a percentage of total assets, investment securities decreased slightly to 17.0% of total assets at December 31, 2011 from 20.1% at December 31, 2010. Investment securities were 18.9% of earnings assets in the current year and 21.5% in 2010.

The following table shows the carrying values of securities by category as of December 31st for the year indicated.

CARRYING VALUE OF SECURITIES

(dollars in thousands)	2011		2010		2009		2008		2007
Securities available for sale:
U.S. Government-sponsored enterprise obligations	$342,488	17%	$422,800	21%	$241,168	15%	$76,617	9%	$65,174	8%
Obligations of state and political subdivisions	143,805	7	40,169	2	50,460	3	44,681	5	44,769	6
Mortgage backed securities	1,317,374	66	1,263,869	63	1,020,939	65	706,472	79	634,466	79
Other securities	1,538	—	2,956	—	7,909	—	973	—	974	—

Total securities available for sale	1,805,205	90	1,729,794	86	1,320,476	83	828,743	93	745,383	93

Securities held to maturity:
U.S. Government-sponsored enterprise obligations	85,172	4	180,479	9	155,713	10	5,031	1	8,050	1
Obligations of state and political subdivisions	81,053	4	75,768	4	65,540	4	52,745	6	47,648	6
Mortgage backed securities	26,539	2	33,773	1	39,108	3	2,957	—	3,796	—

Total securities held to maturity	192,764	10	290,020	14	260,361	17	60,733	7	59,494	7

Total investment securities	$1,997,969	100%	$2,019,814	100%	$1,580,837	100%	$889,476	100%	$804,877	100%

All of the Company’s mortgage-backed securities are agency securities. The Company does not hold any Fannie Mae or Freddie Mac preferred stock, corporate equity, collateralized debt obligations, collateralized loan obligations, structured investment vehicles, private label collateralized mortgage obligations, sub-prime, Alt-A, or second lien elements in its investment portfolio. At December 31, 2011, the Company’s investment portfolio did not contain any securities that are directly backed by subprime or Alt-A mortgages.

The following table summarizes activity in the Company’s investment securities portfolio during 2011. There were no transfers of securities between investment categories during the year.

INVESTMENT PORTFOLIO ACTIVITY

(dollars in thousands)	Available for Sale	Held to Maturity
Balance, beginning of year	$1,729,794	$290,020
Acquisitions	313,726	978
Purchases	499,899	22,803
Sales, net of gains	(126,886)	—
Principal maturities, prepayments and calls, net of gains	(626,004)	(120,022)
Amortization of premiums and accretion of discounts	(17,218)	(1,015)
Increase (Decrease) in market value	32,403	—
Other-than-temporary impairment	(509)	—

Balance, end of year	$1,805,205	$192,764

Funds generated as a result of sales and prepayments are used to fund loan growth and purchase other securities. The Company continues to monitor market conditions and take advantage of market opportunities with appropriate rate and risk return elements.

The Company assesses the nature of the losses in its investment portfolio periodically to determine if there are losses that are deemed other-than-temporary. In its analysis of these securities, management considers numerous factors to determine whether there are instances where the amortized cost basis of the debt securities would not be fully recoverable, including, but not limited to:

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

Management believes it has considered these factors, as well as all relevant information available, when determining the expected future cash flows of the securities in question. Based on its analysis at December 31, 2011, the Company recorded an other-than-temporary impairment charge of $0.5 million in 2011 on one unrated revenue municipal bond. During the year, management assessed the operating environment of the bond issuer as adverse and thus concluded the other-than-temporary impairment charge was warranted. During 2010, the Company recorded a similar impairment charge of $0.5 million on the same bond. The specific impairment was related to the loss of the contracted revenue source required for bond repayment. The bond was acquired in 2007 and was impaired 10% during the year ended December 31, 2007 based on significant delays in construction of the project. The additional charges in 2011 and 2010 brought the total impairment to 52% of the par value of the bond and provided a fair value of the bonds that was consistent with current market pricing. Because adverse conditions were noted in the operations of the bond issuer, the Company recorded the other-than-temporary impairment, but noted the bond continues to have insurance coverage from one of the remaining monoline insurers and the Company is current on its receipt of interest related to the bonds. No other declines in the market value of the Company’s investment securities are deemed to be other-than-temporary at December 31, 2011.

Note 4 of the footnotes to the consolidated financial statements provides further information on the Company’s investment securities.

Short-term Investments

Short-term investments result from excess funds that fluctuate daily depending on the funding needs of the Company and are currently invested overnight in interest-bearing deposit accounts at the FHLB of Dallas and Atlanta, the total balance of which earns interest at the current FHLB discount rate.

The balance in interest-bearing deposits at other institutions increased $136.3 million, or 56.1%, from $242.8 million at December 31, 2010 to $379.1 million at December 31, 2011. The primary cause of the increase was the interest-bearing cash acquired from OMNI and Cameron during 2011. The Company has deployed some available funds to fund loan growth and pay down its long-term debt, all in an attempt to improve the average rate earned on interest-earning assets. The Company’s cash activity is further discussed in the “Liquidity” section below.

Other Assets

The following table details the changes in other asset balances as of December 31st for the year indicated.

OTHER ASSETS COMPOSITION

(dollars in thousands)	2011	2010	2009	2008	2007
Other Earning Assets
FHLB and FRB stock	$60,155	$57,280	$61,716	$29,673	$37,998
Fed funds sold	—	9,038	261,421	9,866	—
Other interest-bearing assets (1)	3,412	3,358	3,358	3,358	3,141

Total earning assets	63,567	69,676	326,495	42,897	41,139

Non-Earning Assets
Premises and equipment	285,607	208,403	137,426	131,404	122,452
Bank-owned life insurance	96,876	72,536	70,813	67,921	64,955
Goodwill	369,811	234,228	227,080	236,761	231,177
Core deposit intangibles	24,021	22,975	26,342	16,193	16,736
Title plant and other intangible assets	7,911	6,722	6,722	6,729	6,714
Accrued interest receivable	36,006	34,250	32,869	19,633	22,842
Other real estate owned	125,046	69,218	74,092	16,312	9,414
Derivative market value	32,071	37,320	32,697	20,559	4,623
Receivable due from the FDIC	11,363	42,494	6,817	—	—
Investment in new market tax credit entities	118,247	112,296	104,200	—	—
Other	77,004	49,049	68,836	22,153	19,475

Total Other Assets	$1,247,530	$959,167	$1,114,389	$580,562	$539,527

(1)	Other interest-bearing assets are composed primarily of trust preferred common securities.

The $2.9 million increase in FHLB and FRB stock was the result of $25.5 million in additional stock purchases and $4.9 million in stock acquired from OMNI and Cameron, offset by $27.6 million in repurchases of stock during 2011. The repurchases are mandatory for eligible stock based on FHLB regulations.

Fed funds sold decreased $9.0 million since December 31, 2010. Fed funds sold represent short-term excess liquidity, and the balance varies based on the daily requirements of short-term liquidity needed by the Company and its subsidiaries for loan growth and other operating activities.

The minimal increase in other interest-bearing assets was a result of $0.5 million in securities acquired from Omni, offset by the repayment of a portion of the Company’s trust preferred securities during 2011.

The $77.2 million increase in premises and equipment in 2011 was a result of acquired branches, property, and equipment of $49.3 million from OMNI, Cameron, and Sterling, as well as additional capitalized expenditures at the Company’s branches during the year. The investment in additional branch property is part of the Company’s growth strategy and expansion into new markets.

The $24.3 million increase in the Company’s bank-owned life insurance balance was a result of policies acquired from OMNI and Cameron during the second quarter of 2011. The Company acquired $21.0 million in policies from these acquisitions, with the remaining increase from earnings on policies during 2011.

The $135.6 million increase in goodwill and the $1.2 million increase in other intangible assets were a result of the acquisitions of OMNI, Cameron and certain assets of Florida Trust Company during the second quarter of 2011. See Note 3 to these consolidated financial statements for additional information on these intangible assets.

The $1.0 million increase in core deposit intangibles was due to $6.0 million in intangibles acquired from OMNI and Cameron, offset by amortization expense of $5.0 million during the year.

The $1.8 million increase in accrued interest receivable from December 31, 2010 was attributable to an increase in earning assets during 2011, offset partially by the timing of interest payments during the year.

Other real estate includes all real estate, other than bank premises used in bank operations, that is owned or controlled by the Company, including real estate acquired in settlement of loans and former bank premises no longer used. The $55.8 million increase in the Company’s OREO balance from December 31, 2010 was a result of $16.6 million in OREO acquired from OMNI and Cameron, as well as the foreclosures of numerous OREO properties during 2011. Most of the foreclosed properties were covered by loss share agreements. Covered OREO properties increased $33.8 million, or 66.7%, during 2011. Non-covered OREO increased $5.4 million, or 28.9%, excluding acquired OREO, and was primarily a result of the movement of two former bank properties to OREO during the second quarter.

The $5.2 million decrease in the market value of the Company’s derivatives was primarily attributable to fair value adjustment on the Company’s existing derivatives during 2011. The total change in market value was offset by additional customer derivative and equity-indexed CD derivative product agreements.

The balance due to the Company from the FDIC in accordance with the loss share agreements decreased $31.1 million during 2011. The decrease in the balance was a result of the repayment from the FDIC of losses submitted at December 31, 2010. The Company’s submission of losses in the latter part of 2011 has slowed some as many loan pools have shown improvement in cash flows. The balance due from the FDIC includes the reimbursable portion of incurred losses and reimbursable expenses.

The $6.0 million increase in the Company’s investments in new market tax credits is a result of an additional investment in tax credit entities during the second quarter of 2011, offset partially by the amortization of the tax credits as they are recognized in the Company’s income tax provision calculation.

The $28.0 million increase in other assets since December 31, 2010 was primarily the result of two events. First, the Company acquired assets in the OMNI and Cameron acquisitions, including income taxes receivable and numerous prepaid assets. In addition, the Company’s current income tax receivable increased by $15.9 million during 2011 as a result of estimated tax payments made to its various income tax jurisdictions during the past year.

There was no significant change in the Company’s title plant balance since December 31, 2010.

FUNDING SOURCES

Deposits obtained from clients in its primary market areas are the Company’s principal source of funds for use in lending and other business purposes. The Company attracts local deposit accounts by offering a wide variety of accounts, competitive interest rates and convenient branch office locations and service hours. Increasing core deposits through acquisitions and the development of client relationships is a continuing focus of the Company. Borrowings have become an increasingly important funding source as the Company has grown. Other funding sources include short-term and long-term borrowings, subordinated debt and shareholders’ equity. The following discussion highlights the major changes in the mix of deposits and other funding sources during 2011.

Deposits

The Company’s ability to attract and retain customer deposits is critical to the Company’s continued success. During 2011, deposits increased $1.4 billion, or 17.4%, totaling $9.3 billion at December 31, 2011, as total interest-bearing deposits increased $767.6 million, or 10.9%, and noninterest-bearing deposits increased $606.3 million, or 69.0%, from December 31, 2010. Deposits acquired from OMNI and Cameron accounted for 87.6% of the growth, as deposits increased $171.0 million, or 2.2%, excluding the acquired deposits. Non-acquisition growth was limited to noninterest bearing deposits, as interest-bearing deposits decreased $141.7 million, or 2.0%, excluding deposits acquired. The majority of the decrease is attributable to deposit runoff in Florida, as higher-priced certificates of deposit (“CDs”) matured and were not renewed due to continued rate reductions.

From a product perspective, noninterest-bearing deposits increased $606.3 million, or 69.0%, with OMNI and Cameron acquired deposits accounting for 48.4% of the increase. The Company also acquired $909.3 million in interest-bearing deposits from OMNI and Cameron. The increase in interest-bearing deposits was driven by double-digit growth in demand deposits, but was offset partially by a $298.7 million decrease in total certificates of deposit. The majority of the decrease can be traced to the Company’s Florida market, where higher-priced certificates of deposit acquired from Orion, Century, and Sterling matured and were not renewed.

The following tables set forth the composition of the Company’s deposits as of December 31st of the years indicated.

DEPOSIT COMPOSITION

(dollars in thousands)	2011		2010		2009		2008		2007
Noninterest-bearing deposits	$1,485,058	16%	$878,768	11%	$874,885	11%	$620,637	16%	$468,001	13%
NOW accounts	1,876,797	20	1,281,825	16	1,351,609	18	821,649	20	828,099	24
Savings and money market	3,381,502	36	2,910,114	37	2,253,065	30	954,408	24	766,429	22
Certificates of deposit	2,545,656	28	2,844,399	36	3,076,589	41	1,599,122	40	1,422,299	41

Total deposits	$9,289,013	100%	$7,915,106	100%	$7,556,148	100%	$3,995,816	100%	$3,484,828	100%

From a market perspective, organic deposit growth was seen primarily in IBERIABANK’s newer Houston, Texas and Mobile, Alabama markets, as well as the Lafayette and Baton Rouge, Louisiana markets. Houston experienced growth of $131.2 million, 101.4% growth from December 31, 2010 deposit levels. Mobile’s total deposits increased $35.5 million, or 38.9%. The Lafayette, Louisiana market contributed deposit growth of $106.2 million, or 8.5%. Market growth was offset by deposit runoff in six of the seven Florida markets, with the largest decreases in the Sarasota ($121.8 million, or 20.7%), Southeast Florida ($64.5 million, or 10.9%), and Bradenton ($38.1 million, or 16.3%) markets.

Total CDs decreased $298.7 million, or 10.5%, during the year. Certificates of deposit in denominations of $100,000 and over decreased $136.4 million, or 9.0%, from $1.5 billion at December 31, 2010 to $1.4 billion at December 31, 2011. The following table details large-denomination certificates of deposit by remaining maturities at December 31st of the years indicated.

REMAINING MATURITY OF CDS $100,000 AND OVER

(dollars in thousands)	2011	2010	2009
3 months or less	$316,771	$361,761	$442,853
Over 3 — 12 months	731,996	764,771	752,056
Over 12 — 36 months	213,865	305,257	383,897
More than 36 months	114,999	82,245	29,516

Total	$1,377,631	$1,514,034	$1,608,322

Additional information regarding deposits is provided in Note 11 of the footnotes to the consolidated financial statements.

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

During 2011, the Company continued to periodically pay down its short-term debt using available funds in order to reduce future interest expense. Total short-term borrowings increased $175.2 million, or 79.5%, to $395.5 million at December 31, 2011 compared to $220.3 million at December 31, 2010. The increase was a result of $192.0 million in short-term FHLB advances outstanding at the end of 2011, offset by a $16.8 million decrease in the Company’s securities sold under agreements to repurchase. On an average basis, however, short-term borrowings increased only $4.0 million, or 1.9%, from 2010.

Total short-term debt was 3.8% of total liabilities and 46.6% of total borrowings at December 31, 2011, which compares to 2.5% and 33.8%, respectively, at December 31, 2010. On an average basis, short-term borrowings were 2.3% of total liabilities and 33.3% of total borrowings in 2011, compared to 2.4% and 26.7%, respectively, during 2010.

The weighted average rate paid on short-term borrowings was 0.26% for 2011, compared to 0.37% for 2010. For additional information regarding short-term borrowings, see Note 12 of the consolidated financial statements.

Long-term Debt

The Company’s long-term borrowings increased $20.5 million, or 4.7%, to $452.7 million at December 31, 2011, compared to $432.3 million at December 31, 2010. The increase in borrowings from December 31, 2010 is a result of the debt assumed from OMNI and Cameron, which included $107.3 million in FHLB advances, $15.5 million in junior subordinated debentures (trust preferred securities), and $8.1 million in additional notes payable. Offsetting the additions from acquired debt were repayments of maturing long-term FHLB advances, trust preferred securities, and the acquired notes during 2011.

During the first quarter of 2011, the Company repaid $7.6 million of trust preferred securities acquired in 2007. The Company paid $6.8 million to repay the advances, incurring $0.3 million in prepayment penalties that are included in the Company’s statement of operation for the year ended December 31, 2011. Because the Company prepaid the debt, the fair value discount recorded on the acquired debt was also written off, resulting in a reduction of interest expense of $1.0 million during the year.

During the second quarter of 2011, the Company also redeemed $7.5 million of trust preferred securities that were also acquired in 2007. The Company paid $8.5 million to repay the advances and accrued interest, incurring $0.4 million in prepayment penalties that are included in the Company’s statements of operation for the year ended December 31, 2011.

Also during the second quarter of 2011, the Company paid $8.3 million in cash to repay an outstanding note payable and accrued interest assumed from OMNI.

Despite the acquired debt, on average, the Company’s long-term debt decreased to $440.1 million for 2011. Average long-term debt was 4.6% of total liabilities in 2011, lower than the year-to-date average at the end of 2010 of 6.6%. On a period-end basis, long-term debt was 4.4% of total liabilities at December 31, 2011, a decrease from the 5.0% at December 31, 2010.

The Company’s long-term borrowings at December 31, 2011 included $285.9 million in fixed-rate advances from the FHLB of Dallas and Atlanta which cannot be paid off without incurring substantial prepayment penalties. The Company’s remaining debt consists of $111.9 million of junior subordinated deferrable interest debentures of the Company and $54.9 million in notes payable on investments in the Company’s new market tax credit entities. The debentures are issued to statutory trusts that were funded by the issuance of floating rate capital securities of the trusts and qualify as Tier 1 Capital for regulatory purposes. Interest is payable quarterly and may be deferred at any time at the election of the Company for up to 20 consecutive quarterly periods. During any deferral period, the Company is subject to certain restrictions, including being prohibited from declaring dividends to its common shareholders. During 2011, the Company did not issue additional trust preferred securities. The securities are redeemable by the Company in whole or in part after five years, or earlier under certain circumstances.

The following table summarizes each outstanding issue of junior subordinated debt. For additional information, see Note 13 of the footnotes to the consolidated financial statements.

JUNIOR SUBORDINATED DEBT COMPOSITION

(dollars in thousands)
Date Issued	Term	Callable After(3)	Interest Rate(4)	Amount
Junior subordinated debt
July 2001(1)	30 years	10 years	LIBOR plus 3.300%	$8,248
November 2002	30 years	5 years	LIBOR plus 3.250%	10,310
June 2003	30 years	5 years	LIBOR plus 3.150%	10,310
March 2003 (2)	30 years	5 years	LIBOR plus 3.150%	6,186
March 2004(1)	30 years	10 years	LIBOR plus 2.790%	7,732
September 2004	30 years	5 years	LIBOR plus 2.000%	10,310
October 2006	30 years	5 years	LIBOR plus 1.600%	15,464
June 2007	30 years	5 years	LIBOR plus 1.435%	10,310
November 2007	30 years	5 years	LIBOR plus 2.750%	12,372
November 2007	30 years	5 years	LIBOR plus 2.540%	13,403
March 2008	30 years	5 years	LIBOR plus 3.500%	7,217

Balance, December 31, 2011				$111,862

(1)	Obtained via the OMNI acquisition
(2)	Obtained via the American Horizons acquisition.
(3)	Subject to regulatory requirements.
(4)	The interest rate on the Company’s junior subordinated debt is indexed to LIBOR and is based on the 3-month LIBOR rate. At December 31, 2011, the 3-month LIBOR rate was 0.58%.

SHAREHOLDERS’ EQUITY

Shareholders’ equity provides a source of permanent funding, allows for future growth and provides the Company with a cushion to withstand unforeseen adverse developments. At December 31, 2011, shareholders’ equity totaled $1.5 billion, an increase of $179.2 million, or 13.7%, compared to $1.3 billion at December 31, 2010. The following table details the changes in shareholders’ equity during 2011.

CHANGES IN SHAREHOLDERS’ EQUITY

(dollars in thousands)	Amount
Balance, beginning of year	$1,303,457
Net income	53,538
Common stock issued	181,140
Treasury stock repurchased	(41,386)
Reissuance of treasury stock under management incentive plans, net of shares surrendered	6,430
Cash dividends declared	(39,409)
Increase in other comprehensive income	9,777
Share-based compensation cost	9,114

Balance, end of year	$1,482,661

In addition to total comprehensive income earned during 2011 of $63.3 million, the Company issued 3,083,229 shares of the Company’s common stock on May 31, 2011 to acquire all of the outstanding common stock of the former OMNI and Cameron shareholders. The shares were issued at a price of $58.75, resulting in additional total equity of $181.1 million. Although the issuance of the common stock did not have a dilutive effect on the per share results of operations for the years ended December 31, 2010 or 2009, the outstanding shares affect per share results in 2011.

Offsetting the significant additions to equity noted above were dividend payments to common shareholders of $39.4 million in the current year, which equates to $1.36 per common share. The Company paid dividends of $0.34 per common share in each of the four quarters of 2011, resulting in a payout to shareholders of over 73% of net income earned in the period.

In August of 2011, the Company announced the Board of Directors had authorized the repurchase of up to 900,000 additional shares, and in October authorized the repurchase of an additional 900,000 shares. During the third quarter of 2011, the Company repurchased 900,000 shares authorized on the open market. The shares were purchased at a weighted average fair value of $45.98.

For more information on the Company’s common stock issuance, see Note 16 of the footnotes to the consolidated financial statements.

CAPITAL RESOURCES

Federal regulations impose minimum regulatory capital requirements on all institutions with deposits insured by the Federal Deposit Insurance Corporation. The Federal Reserve Board (“FRB”) imposes similar capital regulations on bank holding companies. Compliance with bank and bank holding company regulatory capital requirements, which include leverage and risk-based capital guidelines, are monitored by the Company on an ongoing basis. Under the risk-based capital method, a risk weight is assigned to balance sheet and off-balance sheet items based on regulatory guidelines. At December 31, 2011, the Company exceeded all regulatory capital ratio requirements with a Tier 1 leverage capital ratio of 10.45%, a Tier 1 risk-based capital ratio of 14.94% and a total risk-based capital ratio of 16.20%. At December 31, 2011, IBERIABANK also exceeded all regulatory capital ratio requirements with a Tier 1 leverage capital ratios of 9.00%, Tier 1 risk-based capital ratio of 12.88%, and a total risk-based capital ratios of 14.14%.

Throughout 2011, the Company’s regulatory capital ratios and those of the Banks were in excess of the levels established for “well-capitalized” institutions as well, as shown in the following graph and table.

	Entity	“Well- Capitalized” Minimums	At December 31, 2011
(dollars in thousands)			Actual	Excess Capital
Ratio
Tier 1 Leverage Ratio	Consolidated	5.00%	10.45%	$607,421
	IBERIABANK	5.00	9.00	443,321

Tier 1 risk-based capital ratio	Consolidated	6.00	14.94	696,939
	IBERIABANK	6.00	12.88	532,574

Total risk-based capital ratio	Consolidated	10.00	16.20	483,726
	IBERIABANK	10.00	14.14	320,817

For additional information on the Company’s capital ratios, see Note 17 to the consolidated financial statements.

RESULTS OF OPERATIONS

The Company reported income available to common shareholders of $53.5 million, $48.8 million, and $155.0 million for the years ended December 31, 2011, 2010, and 2009, respectively. Earnings per share (“EPS”) on a diluted basis were $1.87 for 2011, $1.88 for 2010, and $8.41 for 2009. During 2011, net interest income increased $56.6 million, or 20.1%, as interest income increased $24.0 million, or 6.0% and interest expense decreased $32.7 million, or 28.5%. The increase in net interest income was a result of additional customer volume in 2011, resulting from both acquisition and organic growth. Income available to common shareholders was also positively impacted by a $16.6 million decrease in the Company’s provision for loan losses, but was negatively impacted by a $69.5 million increase in noninterest expenses, resulting from additional merger-related expenses and the increased size of the Company.

Despite the increase in income before income taxes, the Company’s investment in additional tax credits and higher income in states with lower effective tax rates contributed to a decrease in income tax expense of $3.0 million in 2011. Cash earnings, defined as net income before the net of tax amortization of acquisition intangibles, amounted to $55.8 million, $52.0 million and $156.9 million for the years ended December 31, 2011, 2010, and 2009, respectively.

The following discussion provides additional information on the Company’s operating results for the years ended December 31, 2011, 2010, and 2009, segregated by major income statement caption.

Net Interest Income

Net interest income is the difference between interest realized on earning assets and interest paid on interest-bearing liabilities and is also the driver of core earnings. As such, it is subject to constant scrutiny by management. The rate of return and relative risk associated with earning assets are weighed to determine the appropriateness and mix of earning assets. Additionally, the need for lower cost funding sources is weighed against relationships with clients and future growth requirements. The Company’s average interest rate spread, which is the difference between the yields earned on earning assets and the rates paid on interest-bearing liabilities, was 3.34%, 2.84%, and 2.78% during the years ended December 31, 2011, 2010, and 2009, respectively. The Company’s net interest margin on a taxable equivalent (TE) basis, which is net interest income (TE) as a percentage of average earning assets, was 3.51%, 3.05%, and 3.09% during the years ended December 31, 2011, 2010 and 2009, respectively.

Net interest income increased $56.6 million, or 20.1%, in 2011 to $338.3 million from $281.6 million in 2010. The improvement in net interest income was the result of a $403.9 million increase in average earning assets, an eight basis point increase in the yield on average earning assets, and a decrease in the average rate paid on interest-bearing liabilities of 42 basis points. Net interest income was negatively affected by a $111.0 million, or 1.4%, increase in average interest-bearing liabilities. For 2011, the balance sheet growth is primarily a result of the Company’s OMNI and Cameron acquisitions, although the Company did have organic growth in both its earnings assets and interest-bearing deposits.

In 2010, net interest income increased $108.8 million, or 63.0%, to $281.6 million. The improvement in net interest income over 2009 was the result of an increase in average earning assets, but was tempered by a decrease in the average yield of interest-earning assets. The decrease in yields on earning assets was consistent with industry-wide interest rate trends and the Company’s expectations over that period.

Average loans made up 68.9% of average earning assets in 2011 and 61.3% in 2010. Average loans increased $990.9 million, or 17.2%, since December 31, 2010, and was the result of loan growth in the Company’s non-covered loan portfolio, both from OMNI and Cameron acquired loans and organic loan growth. Average investment securities made up 20.8% of average earning during 2011 compared to 18.4% during 2010. The increase in loans and investment securities (both in absolute dollars and as a percentage of total earning assets) is a result of management’s decision over the past two years to reduce its lower-yielding excess liquidity (defined as fed funds sold and interest-bearing cash) by investing in higher-yielding loans and investment securities, as well as paying down its short- and long-term debt in efforts to improve net interest income. Other significant components of earning assets during 2011 included the Company’s FDIC loss share receivable (6.6% of average earning assets) and excess liquidity (2.2% of earning assets on average). During 2010, the Company’s FDIC loss share receivable and excess liquidity were 18.6% of average earning assets, with excess liquidity alone accounting for 8.7% of total earning assets.

Average interest-bearing deposits made up 91.9% of average interest-bearing liabilities during 2011 compared to 89.9% during 2010. Average short- and long-term borrowings made up 2.7% and 5.4% of average interest-bearing liabilities in 2011, respectively, compared to 2.7% and 7.4% during 2010.

For the year ended December 31, 2011, net interest income was positively impacted by a decrease in interest expense of $32.7 million, or 28.5%, from the twelve months of 2010, a result of decreases in the rates paid on the Company’s interest-bearing liabilities.

The following table sets forth, for the years indicated, information regarding (i) the total dollar amount of interest income of the Company from earning assets and the resultant average yields; (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average rate; (iii) net interest income; (iv) net interest spread; and (v) net interest margin. Information is based on average daily balances during the indicated periods. Investment security market value adjustments and trade-date accounting adjustments are not considered to be earning assets and, as such, the net effect is included in nonearning assets. Tax equivalent (TE) yields are calculated using a marginal tax rate of 35%.

AVERAGE BALANCES, NET INTEREST INCOME AND INTEREST YIELDS / RATES

(dollars in thousands)	2011			2010			2009
	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate
Earning assets:
Loans receivable:
Mortgage loans	$550,364	$38,379	6.97%	$809,515	$55,267	6.83%	$600,317	$32,412	5.40%
Commercial loans (TE)	4,787,680	306,089	6.41	3,798,264	222,151	5.93	2,622,856	127,630	4.96
Consumer and other loans	1,399,953	91,704	6.55	1,139,275	75,810	6.65	954,109	60,240	6.31

Total loans	6,737,997	436,172	6.49	5,747,054	352,228	6.20	4,177,282	220,282	5.33
Loans held for sale	81,304	3,479	4.81	98,548	3,945	4.00	72,489	3,450	4.76
Investment securities (TE)	2,036,071	50,716	2.65	1,727,531	49,407	3.00	1,070,551	42,707	4.20
FDIC loss share receivable	648,248	(72,086)	-10.97	927,758	(13,024)	-1.38	158,691	2,788	1.73
Other earning assets	277,152	2,046	0.74	875,937	2,815	0.32	267,258	1,160	0.43

Total earning assets	9,780,772	420,327	4.35	9,376,828	396,371	4.27	5,746,271	270,387	4.78
Allowance for loan losses	(155,851)			(85,231)			(44,735)
Nonearning assets	1,265,269			1,011,545			688,943

Total assets	$10,890,190			$10,303,142			$6,390,479

Interest-bearing liabilities:
Deposits:
NOW accounts	$1,554,368	$7,579	0.49%	$1,323,367	$9,148	0.69%	$983,304	$7,961	0.81%
Savings and money market accounts	3,186,508	21,991	0.69	2,759,442	35,641	1.29	1,285,540	18,533	1.44
Certificates of deposit	2,699,279	40,984	1.52	3,096,524	50,968	1.65	1,816,365	49,189	2.71

Total interest-bearing deposits	7,440,155	70,554	0.95	7,179,333	95,757	1.33	4,085,209	75,683	1.85
Short-term borrowings	220,146	577	0.26	216,116	814	0.37	199,480	1,328	0.66
Long-term debt	440,077	10,938	2.45	593,942	18,173	3.02	583,307	20,591	3.48

Total interest-bearing liabilities	8,100,378	82,069	1.01	7,989,391	114,744	1.43	4,867,996	97,602	2.00
Noninterest-bearing demand deposits	1,205,697			841,739			614,714
Noninterest-bearing liabilities	161,859			222,247			116,333

Total liabilities	9,467,934			9,053,377			5,599,043
Shareholders’ equity	1,422,256			1,249,765			791,436

Total liabilities and shareholders’ equity	$10,890,190			$10,303,142			$6,390,479
Net earning assets	$1,680,394			$1,387,437			$878,275
Net interest spread		$338,258	3.34%		$281,627	2.84%		$172,785	2.78%
Net interest income (TE) / Net interest margin (TE)		$346,436	3.51%		$289,405	3.05%		$179,067	3.09%

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

SUMMARY OF CHANGES IN NET INTEREST INCOME

	2011 / 2010 Change Attributable To			2010 / 2009 Change Attributable To
(dollars in thousands)	Volume	Rate	Total Increase (Decrease)	Volume	Rate	Total Increase (Decrease)
Earning assets:
Loans receivable:
Mortgage loans	$(18,048)	$1,160	$(16,888)	$12,993	$9,862	$22,855
Commercial loans (TE)	66,153	17,785	83,938	64,727	29,794	94,521
Consumer and other loans	18,035	(2,141)	15,894	11,090	4,480	15,570
Loans held for sale	(724)	258	(466)	1,104	(609)	495
Investment securities (TE)	8,527	(7,218)	1,309	20,754	(14,054)	6,700
FDIC loss share receivable	5,057	(64,119)	(59,062)	(4,215)	(11,597)	(15,812)
Other earning assets	(1,471)	702	(769)	1,726	(71)	1,655

Total net change in income on earning assets	77,529	(53,573)	23,956	108,179	17,805	125,984

Interest-bearing liabilities:
Deposits:
NOW accounts	1,422	(2,991)	(1,569)	2,470	(1,283)	1,187
Savings and money market accounts	5,645	(19,295)	(13,650)	17,814	(706)	17,108
Certificates of deposit	(6,222)	(3,762)	(9,984)	25,930	(24,151)	1,779
Borrowings	(4,172)	(3,300)	(7,472)	477	(3,409)	(2,932)

Total net change in expense on interest-bearing liabilities	(3,327)	(29,348)	(32,675)	46,691	(29,549)	17,142

Change in net interest spread	$80,856	$(24,225)	$56,631	$61,488	$47,354	$108,842

Interest income includes interest income earned on earning assets as well as applicable loan fees earned. Interest income that would have been earned on nonaccrual loans had they been on accrual status is not included in the data reported above.

The increase in yield on total earning assets was driven by higher yields on the Company’s consumer loan portfolio and a lower amortization of the Company’s FDIC loss share receivable (that resulted in a negative yield), but was offset by lower investment security yields and yields on portions of the Company’s commercial loan portfolio.

For the year ended December 31, 2011, the increase in the Company’s average earning assets drove the increase in interest income, as average balance increases in the commercial and consumer loan portfolios, as well as a balance increase in the investment portfolio, offset rate decreases across multiple portfolios. Average loan balances increased $990.9 million, or 17.2%, over 2010. The increase can be attributed to the non-covered loan growth since December 31, 2010, both from the OMNI and Cameron acquisitions and organic non-covered loan growth. Loan yields improved 29 basis points, which also contributed to the increase in interest income over 2010.

The amortization of the loss share receivable was $72.1 million for 2011, which can be attributable to the related increase in expected cash flow from the covered assets. As expected cash flow on the covered loan and OREO portfolios increases, the fair value of the FDIC loss share receivable decreases, with the difference recorded as an adjustment to earnings. The negative yield during 2011 of 10.97% was well below the negative yield of 1.38% during the same period of 2010. As a result, the total yield of the loan portfolio when including the loss share receivable was 5.57%, 17 basis points lower than 2010.

Interest income growth was slowed by a 35 basis point decrease in the yield on the Company’s investment securities. Average investment securities increased $308.5 million during 2011 when compared to the same period of 2010, as the Company acquired investments from OMNI and Cameron and purchased higher-yielding investment securities with available cash to improve earning asset yields. Despite the decrease in yield, investment securities yielded 2.65% during the current year. The 2.65% earned on the securities was well above the yield on interest bearing cash and fed funds sold of 0.25% in 2011.

Driven by a decrease of 42 basis points in the rate paid on interest-bearing liabilities during 2011, interest expense decreased $32.7 million, or 28.5%, from 2010. Despite an increase of $260.8 million in average interest-bearing deposits, interest expense on the Company’s deposits decreased $25.2 million, or 26.3%, from 2010, as the average rate paid on these deposits decreased 38 basis points to 0.95% for the twelve months of 2011. Higher-yielding deposits acquired from the 2009 and 2010 Alabama and Florida acquisitions either matured or were repriced during 2011, contributing to the basis point decrease. The decrease in interest expense on the Company’s long-term debt was a result of a $153.9 million decrease in average long-term debt from 2010 and a rate decrease of 57 basis points.

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

Average investment securities increased $657.0 million during 2010, as the Company purchased higher-yielding investment securities with available cash to improve earning asset yields. Despite a decrease of 120 basis points from 2009, investment securities yielded 3.00% in 2010, which was well above the yield on interest bearing cash and fed funds sold of 0.25% for 2010.

Similar to 2011, interest income growth in 2010 was tempered partially by a decrease in the yield from the Company’s FDIC loss share receivable. The amortization of the loss share receivable was $15.8 million lower than in 2009, which can be attributable to the related increase in expected cash flow from the covered assets. The negative yield in 2010 of 1.38% was 311 basis points below the 2009 yield of 1.73%.

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

Although average interest-bearing deposits increased $3.1 billion during 2010, total interest-bearing debt increased only 3.5% during 2010. The small increase was a result of debt acquired from Sterling, as the Company was able to pay-off or pay down much of its debt with available cash. Interest rates on short- and long-term borrowings decreased 29 and 46 basis points, respectively, during 2010.

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

On a consolidated basis, the Company recorded a provision for loan losses of $25.9 million in 2011, a $16.6 million, or 39.1%, decrease from the provision recorded in 2010. The Company’s provision was recorded to replace net chargeoffs taken on the Company’s non-covered loan portfolio during 2011 of $7.6 million, to reserve $13.1 million to cover non-acquisition loan growth, and to reserve $5.9 million for expected cash flow changes on the Company’s covered loan portfolio. The Company’s total provision was offset by a reversal of $0.7 million to account for improvement in non-covered asset quality. The decrease in the total provision from the prior year is primarily the result of lower chargeoffs in 2011 than in 2010. Net chargeoffs decreased $18.9 million, or 69.7%, from 2010 to 2011. The provision the Company recorded for loan growth offset these decreases, resulting in the net decrease of $16.6 million.

Non-covered loans past due in the consolidated loan portfolio totaled $120.7 million at December 31, 2011, an increase of $56.5 million from December 31, 2010. Past due loans, including nonaccrual loans, were 1.97% of total loans (before acquired loan discount adjustments) at the end of 2011, a 53 basis point decrease from December 31, 2010. A significant portion of the increase in non-covered past due loans during the year was a result of acquired impaired loans from OMNI and Cameron, which the Company accounts for under ASC 310-30. Excluding the acquired loans, loans past due were 1.22% of total loans at December 31, 2011, an improvement of 22 basis points.

Net charge-offs on the consolidated portfolio were $8.2 million in 2011, or an annualized chargeoff percentage of 0.12%. The net charge-offs were a result of $16.2 million in charge-offs and $8.0 million in recoveries. Annualized net charge-offs in 2010 were 0.47% of the consolidated loan portfolio, and were a result of net charge-offs of $27.0 million.

The Company recorded a provision for loan losses of $42.5 million in 2010, a decrease of $2.9 million, or 6.4%, from the provision recorded in 2009. The Company’s provision of $42.5 million was recorded to replace 2010 charge-offs of $26.7 million in non-covered loan charge-offs, to record additional provision on covered assets of $8.9 million to account for a change in expected cash flow on a limited number of loan pools, to record $6.0 million to cover loan growth, and to reverse $0.1 million to account for a net improvement in asset quality. Excluding the provision recorded on the covered loan portfolio, the Company’s provision for loan losses for 2010 would have been $11.8 million, or 26.0%, below the 2009 provision of $45.4 million.

Loans past due in the consolidated loan portfolio totaled $64.3 million at December 31, 2010, a decrease of $5.0 million from December 31, 2009. Past due loans, including nonaccrual loans, were 1.44% of total loans at December 31, 2010, a 25 basis point decrease from December 31, 2009.

The Company believes the allowance was adequate at December 31, 2011 to cover probable losses in the Company’s loan portfolio. The allowance for loan losses as a percentage of outstanding loans, net of unearned income, increased 36 basis points from 2.26% at December 31, 2010 to 2.62% at December 31, 2011.

Excluding loans covered by the FDIC loss share agreements, the Company’s allowance was 1.40% of non-covered loans at both December 31, 2011 and December 31, 2010. On the same basis, the Company’s allowance at December 31, 2011 was 133.0% of total nonperforming loans, which compares favorably to 122.6% of nonperforming loans at the end of 2010. The Company’s provision for loan losses covered net charge-offs 3.2 times in 2011 and covered 45.9% of nonperforming loans not subject to loss share reimbursement.

Noninterest Income

The Company’s operating results included noninterest income of $131.9 million in 2011, compared to $133.9 million for 2010 and $344.5 million in 2009. The following table illustrates the primary components of noninterest income for the years indicated.

NONINTEREST INCOME

(dollars in thousands)	2011	2010	Percent Increase (Decrease)	2009	Percent Increase (Decrease)
Service charges on deposit accounts	$25,915	$24,375	6.3%	$22,986	6.0%
ATM/debit card fee income	11,008	10,117	8.8	7,975	26.9
Income from bank owned life insurance	3,296	3,100	6.3	2,892	7.2
Gain on sale of loans, net	44,892	47,689	(5.9)	35,108	35.8
Gain (loss) on sale of assets	943	(76)	1,344.3	(644)	(88.2)
Gain on sale of investments, net	3,475	5,251	(33.8)	6,736	(22.0)
Gain on acquisitions	—	3,781	(100.0)	238,893	(98.4)
Impairment of investment securities	(509)	(517)	(1.5)	—	100.0
Title revenue	18,048	18,083	(0.2)	18,476	(2.1)
Broker commission income	10,224	7,530	35.8	4,592	64.0
Other income	14,567	14,557	0.1	7,523	93.5

Total noninterest income	$131,859	$133,890	(1.5)%	$344,537	(61.1)%

Service charges on deposit accounts increased 6.3%, or $1.5 million, for 2011 over the prior year-to-date period, due primarily to an increase in non-sufficient fund (“NSF”) fees and analysis and service fees from the Company’s expanded customer base. Customers increased as a result of acquisitions and new branch openings during the year. Service charges on deposit accounts increased $1.4 million from 2009 to 2010, and was also a result of higher NSF, analysis and service fees from the Company’s expanded customer base. Growth in Florida, Alabama, and Houston drove the increase in total service charges over 2009.

ATM/debit card fee income increased $0.9 million in 2011 over 2010 primarily due to the expanded cardholder base and increased usage by customers. An expanding cardholder base also led to a $1.2 million increase in ATM and debit card income between 2009 and 2010.

Income earned from bank owned life insurance increased $0.2 million in 2011 over the twelve months of 2010, consistent with market performance and current yields. The additional policies acquired from OMNI and Cameron in the second quarter of 2011 contributed to higher revenue over the comparable 2010 periods.

Gains on the sales of mortgage loans decreased $2.8 million from 2010 as a result of a decrease in overall sales volume from the prior year. Sales decreased $158.6 million, or 9.0%, from the prior year. Partially offsetting the volume decrease was improved margin on the sales of mortgage loan originations, fueled in part by loan refinancing. An increased volume of mortgage loan originations and sales increased gains on sales of loans $12.6 million in 2010 over 2009. Proceeds from mortgage loan sales during 2010 were $1.8 billion, $184.5 million higher than in 2009.

The $0.9 million gain on the sale of assets during 2011 was a result of the sale of tax credits and the disposal of former bank property and equipment no longer in use. A $0.1 million loss on sales of assets was recorded in 2010. The loss in 2010 was primarily from the disposal of automobiles at the former Orion branches, as well as the sale of a modular branch building. The Company’s loss of $0.6 million on the sale of assets during 2009 was primarily from the disposal of Pulaski Bank and PMC signage in connection with the entity’s name change to IBERIABANK fsb and IBERIABANK Mortgage Company.

Gains on sales of investments decreased $1.8 million during the current year when compared to 2010, as sales volume decreased from the same period of 2010. Gains were recorded on the sale of $126.9 million in securities in the current year, compared to the sale of $243.8 million in securities in 2010. Gains on sales of investments decreased $1.5 million from 2009 to 2010, as sales volume decreased 26.4% from 2009. In 2009, the Company sold $331.4 million in agency and mortgage-backed securities, as well as collateralized mortgage obligations (“CMOs”), with the proceeds used to invest in higher yielding securities.

The Company recorded a gain of $3.8 million during 2010 on the FDIC-assisted Orion transaction from 2009 due to additional settlement items with the FDIC. There was no gain recorded on the Sterling acquisition, completed in the third quarter of 2010, as the cash paid as part of the acquisition exceeded the net assets acquired. During 2009, the Company recorded a gain of $238.9 million on the CSB, Orion and Century transactions. There were no gains on acquisitions recorded during 2011.

Title income remained steady during 2011 when compared to the prior year. As a result of a decrease in title insurance activity, title insurance income decreased $0.4 million from 2009 to 2010. The decrease in title insurance activity was a result of slower residual business from mortgage originations.

Broker commissions increased $2.7 million, or 35.8%, compared to 2010, a result of the Company’s expanded client base, including the current year’s expansion in Arkansas and Florida. Broker commissions increased $2.9 million in 2010 from 2009 due to increased sales activity during that year. Broker commissions during 2011 and 2010 also included income from the Company’s issuance of an equity-linked CD product, which commenced in July 2010.

Other noninterest income remained consistent for the twelve months of 2011 when compared to the same period of 2010. Other noninterest income in 2011 was positively impacted by higher trust department income, which can be attributed to the increased customer base and growth of the business, but was negatively affected by lower earnings on the Company’s deferred compensation assets. Other noninterest income increased $7.0 million in 2010 over 2009, primarily the result of additional credit card income from the Company’s expanded cardholder base. The Florida acquisitions during 2009 and 2010 added additional credit card volume that led to income above 2009 levels.

Noninterest Expense

The Company’s operating results for 2011 include noninterest expenses of $373.7 million, $69.5 million above 2010 noninterest expenses of $304.2 million. Ongoing attention to expense control is part of the Company’s corporate culture. However, the Company’s continued focus on growth through new branches, acquisitions and product expansion have caused related increases in several components of noninterest expense.

The following table illustrates the primary components of noninterest expense for the years indicated.

NONINTEREST EXPENSE

(dollars in thousands)	2011	2010	Percent Increase (Decrease)	2009	Percent Increase (Decrease)
Salaries and employee benefits	$193,773	$161,482	20.0%	$114,379	41.2%
Occupancy and equipment	49,600	33,837	46.6	24,337	39.0
Franchise and shares tax	4,243	2,718	56.1	3,242	(16.2)
Communication and delivery	11,510	9,643	19.4	6,522	47.9
Marketing and business development	9,754	6,288	55.1	5,640	11.5
Data processing	14,531	12,133	19.8	6,922	75.3
Printing, stationery and supplies	3,298	2,987	10.4	2,411	23.9
Amortization of acquisition intangibles	5,121	4,935	3.8	2,893	70.6
Professional services	15,085	13,473	12.0	8,164	65.0
Goodwill impairment	—	—	—	9,681	(100.0)
Net costs of OREO	10,029	3,201	213.3	7,698	(58.4)
Other expenses	56,787	53,552	6.0	31,371	70.7

Total noninterest expense	$373,731	$304,249	22.8%	$223,260	36.3%

Salaries and employee benefits increased $32.3 million for the year over 2010. The increase was primarily the result of increased staffing due to the growth of the Company. Current year expenses include the full impact of additional Sterling personnel, as well as personnel from the Company’s new branches. Total 2011 salaries and employee benefits expense also include seven months of salaries and employee benefits expense, as well as severance expense, from the former OMNI and Cameron employees. Salaries and employee benefits in 2011 also included increased share-based incentive compensation due to additional restricted stock, phantom stock, and option grants in 2011.

Salaries and employee benefits increased $47.1 million during 2010 over 2009. This increase can also be attributed to the growth of the Company. 2010 expenses included the full impact of additional CSB, Orion, and Century personnel, as well as personnel from the Company’s Houston and Mobile markets. Salaries and employee benefits in 2010 also included additional personnel from the Sterling branches acquired in July 2010.

Occupancy and equipment expense increased $15.8 million for the twelve months of 2011 over the comparable 2010 period due primarily to the cost of facilities associated with the Company’s expansion. These increased costs include repairs and maintenance on branches, depreciation, utilities, rentals and property taxes. Occupancy expense for 2011 include $5.2 million of acquisition-related expenses during 2011, which include the full expensing of vacated lease liabilities acquired from OMNI and Cameron. Similar expenses were only $0.5 million in 2010. Occupancy and equipment expense increased $9.5 million during 2010 over 2009 due primarily to the cost of facilities associated with the Florida and Alabama transactions.

Franchise and shares tax expense increased $1.5 million during the current year over 2010. This increase in 2011 was due to an increase in shares tax expense as a result of a higher assessment base for the shares tax calculation for IBERIABANK. The higher assessment resulted from increased equity at IBERIABANK at the end of December 31, 2010 when compared to the previous year. Franchise and shares tax expense decreased $0.5 million from 2009 to 2010 and was a result of a decrease in shares tax expense as a result of a lower assessment base for the shares tax calculation for IBERIABANK. A significant portion of shares tax is based on the percentage of deposits located within Louisiana. With IBERIABANK’s expansion into Alabama and Florida, the percentage of deposits located in Louisiana decreased to 55.2% in 2010 from 100% in prior years.

The Company’s expansion from acquisitions and new branches in 2011 led to an increase in communication and delivery and printing and supplies expenses. Communication and delivery expenses increased 19.4%, or $1.9 million, from 2010 to 2011. The increase in these expenses was a result of higher postage expenses from customer mailings. In addition, postage and courier expenses increased as a result of the increase in the Company’s number of branches and locations across multiple states. Data line and telephone expenses were also higher in 2011 as a result of the expanded Company footprint. From 2009 to 2010, the Company’s expansion into Alabama and Florida in the latter part of 2009 led to an increase in year-to-date communication and delivery, data processing charges, and printing and supplies expenses. Communication and delivery expenses increased 47.9%, or $3.1 million, from 2009 to 2010, while data processing and printing expenses increased 75.3% and 23.9%, respectively. In 2010, the Company incurred $2.2 million in merger-related data expenses, which primarily relate to system conversion expenses for the three Florida transactions’ (Orion, Century, and Sterling) general ledger, loan, and deposit systems. Merger-related data expenses were $0.3 million during 2009, and related to the conversion of CSB.

Marketing and business development expenses increased $3.5 million during 2011 over 2010 as a result of additional expenses associated with business development and community relations. The Company continues to aggressively market itself in its newer markets, including those in Florida, Alabama, and Texas. During 2011, the Company also incurred acquisition-related costs of $0.8 million during 2011 related to the Company’s OMNI and Cameron acquisitions. The $0.8 million is an increase of $0.4 million, or 89.3%, from the same twelve months of 2010. Marketing and business development expenses increased $0.6 million during 2010 over 2009 as a result of additional expenses associated with the Company’s expansion into Florida and Alabama.

The core deposit intangible assets created in the Sterling, OMNI, and Cameron acquisitions in 2010 and 2011 contributed to the $0.2 million increase in amortization expense of the Company’s intangible assets in 2011 when compared to 2010. The core deposit intangible assets created in the Sterling acquisition in 2010 and the three acquisitions in the third quarter of 2009 contributed to the $2.0 million increase in amortization expense of the Company’s intangible assets in 2010 when compared to 2009.

Due to the growth of the Company over the past 12 months, professional services expense was $1.6 million higher for the current year compared to the year-to-date period of 2010. The increase was also a result of legal, audit and consulting expenses incurred as part of the Company’s acquisitions. Merger-related professional services were $3.4 million during 2011.

Additional legal, audit and consulting expenses as a result of the 2009 and 2010 transactions, as well as expenses incurred as part of the Company’s common stock offering in March 2010, contributed to the $5.3 million increase in professional services expense from 2009 to 2010.

Net costs of OREO properties increased $6.8 million in 2011 over 2010, as write-downs taken on OREO properties increased $4.3 million (146.4%). Gains on the sale of OREO properties for 2011 offset the write-downs recorded. Gains on the sale of OREO properties decreased $1.0 million, or 41.5%, from the comparable twelve months of 2010. The remaining increase in net OREO expenses was a result of additional property taxes, insurance, and appraisal fees on these properties, driven primarily by the additional properties in the portfolio during the current year. From 2009 to 2010, the Company’s costs of OREO properties decreased $4.5 million, or 58.4%. The decrease was primarily from a decrease in write-downs taken to mark the Company’s former bank premises and foreclosed assets to market value in 2010. Write-downs decreased $3.0 million from 2009 to 2010. In addition, the Company recorded gains on the sale of OREO properties above 2009 gains, but these improvements were offset by higher insurance, appraisal, and maintenance expenses on held properties before their sale.

In 2011, other noninterest expenses increased $3.2 million over 2010. The increase is a result of a $2.6 million, or 20.6%, increase in credit and other loan-related expenses due to the expanded size of the loan portfolio and the number of loans with noted credit issues. The increase in credit-related expenses stems primarily from the Company’s covered loan portfolio. The credit quality issues inherent in the portfolio covered by loss share agreements with the FDIC drove appraisal and inspection, collections, and credit bureau expenses higher in 2011. To the extent both the credit-related expenses and costs of OREO were incurred on covered assets, the Company will be reimbursed by the FDIC for a portion of these expenses in future periods, which would partially offset the expenses incurred to date.

Outsourced operations increased $1.6 million year-to-date over 2010 at the Company’s wealth management subsidiary as operating activities increased in the latter part of 2010 and into 2011.

The most significant reason for the increase in other operating expenses over 2010 was a result of the $2.6 million settlement liability recorded in the Company’s financial statements for the year ended December 31, 2011. The settlement was related to two class action lawsuits related to overdraft fees for electronic transfers in a high to low processing sequence on the posting of items for processing. The Company’s practice of sorting these items is a common practice in the industry, and although the Company maintains its practice was appropriate, management feels the negotiated settlement saves the potential costs of protracted litigation and avoids any misunderstanding with clients. For additional information on the settlement and its effect on the consolidated financial statements, see Note 19 to these financial statements.

In 2010, other noninterest expenses increased $22.2 million over 2009. Travel expenses increased $3.0 million as a result of additional travel due to the Florida and Alabama expansions. Other noninterest expenses also include credit and loan related expenses. In 2010, these expenses increased $6.9 million, reflecting the additional volume of activity resulting from the growth of the Company. The increase in credit-related expenses stems primarily from the Company’s covered loan portfolio. The credit quality issues inherent in the portfolio covered by loss share agreements with the FDIC drove appraisal and inspection, collections, and credit bureau expenses higher in 2010. $5.5 million, or 43.1%, of total credit-related expenses in 2010 were incurred on behalf of the covered loan portfolio.

Other noninterest expenses in 2010 also included the prepayment of a portion of the Company’s debt during the third quarter of 2010. The Company incurred $3.5 million in prepayment penalties for retiring a portion of its long-term debt before its scheduled maturity. The Company also wrote off remaining financing fees of $0.2 million on the $25.0 million subordinated note that was also repaid during the third quarter of 2010. The Company did not incur similar expenses in 2009.

Total other noninterest expenses also include a $1.7 million, or 18.0%, increase in FDIC insurance assessments during 2010 from the Company’s increased deposit base.

Finally, the Company incurred two new expenses in 2010 for which there were no comparable expenses in 2009: An amortization expense of $3.8 million on its investment in new market tax credit entities, and $2.4 million in brokerage expense on its equity-linked CD product.

Income Taxes

For the years ended December 31, 2011, 2010, and 2009, the Company incurred income tax expense of $17.0 million, $20.0 million, and $90.3 million, respectively. The Company’s effective tax rate was 24.1%, 29.1%, and 36.3% during 2011, 2010 and 2009, respectively. The difference between the effective tax rate and the statutory tax rate primarily relates to variances in items that are non-taxable or non-deductible, primarily the effect of tax-exempt income, the non-deductibility of part of the amortization of acquisition intangibles, and various tax credits taken.

The difference in the effective tax rates for the periods presented is primarily the result of the relative tax-exempt interest income levels during the respective periods for each of the Company’s subsidiaries, but is also a result of the Company’s investment in tax credits during 2010. The tax rate for the current year is lower than in 2010 as a result of the effect of the decrease in IBERIABANK’s effective tax rate. A larger percentage of the year-to-date income before taxes was generated in Louisiana as a result of the OMNI and Cameron acquisitions, which has a lower effective rate than Arkansas, Florida, and Alabama, the Company’s other primary states with business operations. IBERIABANK’s effective tax rate was 26.5% and 31.4% for the years ended December 31, 2011 and 2010, respectively.

The Company’s consolidated effective tax rates were also positively impacted in the current year by the Company’s Lenders Title and ICP subsidiaries, as well as the holding company, as these entities all had income tax benefits during 2011 from net losses for the year. The effective tax rate on these entities is higher than IBERIABANK’s effective tax rate (which is affected by the tax credit mentioned previously) and thus the consolidated effective tax rate has decreased 17.2% when compared to the prior year.

The decrease in the effective tax rate for the year ended December 31, 2010 when compared to the same period of 2009 was also the result of the relative effective tax rates of the Company’s subsidiaries. IBERIABANK had a lower overall effective rate in 2010 as a result of its investment in tax credits that commenced in the fourth quarter of 2009. As a result, IBERIABANK’s effective tax rate decreased significantly from the twelve months of 2009. The Company’s other significant subsidiaries, as well as the holding company, all had income tax benefits during 2010, either from nontaxable income deductions or net losses for the year.

For more information on the Company’s income taxes and effective tax rates, see Note 15 of the consolidated financial statements.

LIQUIDITY

The Company’s liquidity, represented by cash and cash equivalents, is a product of its operating, investing and financing activities. The Company manages its liquidity with the objective of maintaining sufficient funds to respond to the needs of depositors and borrowers and to take advantage of earnings enhancement opportunities. The primary sources of funds for the Company are deposits, borrowings, repayments and maturities of loans and investment securities, securities sold under agreements to repurchase, as well as funds provided from operations. Certificates of deposit scheduled to mature in one year or less at December 31, 2011 totaled $1.9 billion. Based on past experience, management believes that a significant portion of maturing deposits will remain with the Company. Additionally, the majority of the investment security portfolio is classified by the Company as available-for-sale which provides the ability to liquidate securities as needed. Due to the relatively short planned duration of the investment security portfolio, the Company continues to experience significant cash flows on a normal basis.

Total cash inflows totaled $235.5 million during 2011, an increase of $73.1 million from net cash inflow of $162.4 million during 2010.

The following table summarizes the Company’s cash flows for the years ended December 31st for the periods indicated.

CASH FLOW ACTIVITY BY TYPE

(dollars in thousands)	2011	2010	2009
Cash flow (used in) provided by operations	$(41,363)	$149,724	$(122,956)
Cash flow provided by (used in) investing activities	82,853	7,617	(346,037)
Cash flow provided by financing activities	194,028	5,040	298,525

Net increase (decrease) in cash and cash equivalents	$235,518	$162,381	$(170,468)

The Company had operating cash outflow of $41.4 million for the year ended December 31, 2011, $191.1 million less than the same period of 2010. Operating cash flow in the current year was negatively impacted by a net increase in assets during the current year. Operating cash outflow in 2011 was also a result of a decrease in net cash provided by mortgage loan sales. During 2011, the Company had net cash outflow of $20.8 million, $51.6 million higher than in 2010. The operating cash flow in 2010 was positively affected by a decrease in other assets (primarily fed funds sold) from the prior year.

Cash flow from investing activities increased $75.2 million during 2011 when compared to 2010. Positively affecting current year cash flow was net cash received in excess of cash paid for acquisitions of $79.3 million, $55.2 million higher than in 2010, as well as proceeds from the disposition of OREO properties. Operating cash flow in 2011 was also positively affected by net cash inflow for investment security activity. 2011 net cash inflow from investment security activity was $353.7 million, $757.7 million higher than the previous year. During 2010, the Company used a portion of its available cash to invest in higher-yielding earning assets. Investing cash flow was negatively impacted in the current year by a decrease in reimbursements from the FDIC on assets covered by loss share agreements. Net cash flow from FDIC reimbursements decreased to $139.9 million in 2011, $299.0 million lower than the same period of 2010.

Net financing cash flows increased $189.0 million during the current year when compared to 2010, primarily due to an increase in cash from customer deposits that results in an $87.3 million difference in net deposit cash flow between the two periods. Also contributing to the difference in financing cash flows between 2011 and 2010 was net cash received from short-term borrowings of $136.8 million in the current year, mostly from $192 million in FHLB advances outstanding at December 31, 2011. During 2010, the Company used available cash to significantly pay down outstanding short- and long-term debt. Total net repayments of debt in 2010 were $377.8 million, compared to net cash advances of $92.7 million in the twelve months of 2011.

The Company’s operating cash inflow during 2010 was $272.7 million higher than in the same period of 2009. The Company had a decrease in other assets during 2010, with the most significant decrease in fed funds sold of $252.4 million. Operating cash flow in 2010 was also positively affected by a $20.4 million increase in net cash inflow from mortgage loans held for sale over 2009.

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

Based on its available cash at December 31, 2011, the Company believes it has adequate liquidity to fund ongoing operations. The Company has adequate availability of funds from deposits, borrowings, repayments and maturities of loans and investment securities to provide the Company additional working capital if needed.

While scheduled cash flows from the amortization and maturities of loans and securities are relatively predictable sources of funds, deposit flows and prepayments of loan and investment securities are greatly influenced by general interest rates, economic conditions and competition. The FHLB of Dallas provides an additional source of liquidity to make funds available for general requirements and also to assist with the variability of less predictable funding sources. At December 31, 2011, the Company had $477.9 million of outstanding advances from the FHLB of Dallas. Additional advances available at December 31, 2011 from the FHLB amounted to $839.3 million. The Company and IBERIABANK also have various funding arrangements with commercial banks providing up to $115.0 million in the form of federal funds and other lines of credit. At December 31, 2011, there was no balance outstanding on these lines and all of the funding was available to the Company.

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

The Company’s interest rate risk model indicated that the Company was asset sensitive in terms of interest rate sensitivity. Based on the Company’s interest rate risk model at December 31, 2011, the table below illustrates the impact of an immediate and sustained 100 and 200 basis point increase or decrease in interest rates on net interest income.

CHANGE IN NET INTEREST INCOME FROM INTEREST RATE CHANGES

Shift in Interest Rates (in bps)	% Change in Projected Net Interest Income
+200	3.6%
+100	1.4
- 100	-0.0
- 200	-0.3

The influence of using the forward curve as of December 31, 2011 as a basis for projecting the interest rate environment would approximate a 1.3% increase in net interest income. The computations of interest rate risk shown above do not necessarily include certain actions that management may undertake to manage this risk in response to anticipated changes in interest rates and other factors.

The rate environment is a function of the monetary policy of the FRB. The principal tools of the FRB for implementing monetary policy are open market operations, or the purchases and sales of U.S. Treasury and federal agency securities. The FRB’s objective for open market operations has varied over the years, but the focus has gradually shifted toward attaining a specified level of the federal funds rate to achieve the long-run goals of price stability and sustainable economic growth. The federal funds rate is the basis for overnight funding and drives the short end of the yield curve. Longer maturities are influenced by FRB purchases and sales and also expectations of monetary policy going forward. The FRB began to increase the targeted level for the federal funds rate in June 2004 after reaching a then-low of 1.00% in mid-2003. The targeted fed funds rate decreased three times in 2007 by 100 total basis points and ended 2007 at 4.25%. In response to growing concerns about the banking industry and customer liquidity, the fed funds rate decreased seven times to a new all-time low of 0.25% at the end of 2008. The fed funds rate remained at 0.25% through 2011 and will remain at that rate through at least late 2014. The decrease in the fed funds rate has resulted in compressed net interest margin for the Company, as assets have repriced more quickly than the Company’s liabilities. Although management believes that the Company is not significantly affected by changes in interest rates over an extended period of time, any flattening of the yield curve will exert downward pressure on the net interest margin and net interest income.

As part of its asset/liability management strategy, the Company has emphasized the origination of commercial and consumer loans, which typically have shorter terms than residential mortgage loans and/or adjustable or variable rates of interest. The majority of fixed-rate, long-term residential loans are sold in the secondary market to avoid assumption of the rate risk associated with longer duration assets in the current low rate environment. As of December 31, 2011, $3.8 billion, or 50.9%, of the Company’s total loan portfolio had adjustable interest rates. IBERIABANK had no significant concentration to any single loan component or industry segment.

The Company’s strategy with respect to liabilities in recent periods has been to emphasize transaction accounts, particularly noninterest or low interest-bearing transaction accounts, which are not sensitive to changes in interest rates. At December 31, 2011, 72.6% of the Company’s deposits were in transaction and limited-transaction accounts, compared to 64.1% at December 31, 2010. Noninterest bearing transaction accounts totaled 16.0% of total deposits at December 31, 2011, compared to 11.1% of total deposits at December 31, 2010.

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

OTHER OFF-BALANCE SHEET ACTIVITIES

In the normal course of business, the Company is a party to a number of activities that contain credit, market and operational risk that are not reflected in whole or in part in the Company’s consolidated financial statements. Such activities include traditional off-balance sheet credit-related financial instruments, commitments under operating leases and long-term debt. The Company provides customers with off-balance sheet credit support through loan commitments, lines of credit and standby letters of credit. Many of the unused commitments are expected to expire unused or be only partially used; therefore, the total amount of unused commitments does not necessarily represent future cash requirements. The Company anticipates it will continue to have sufficient funds together with available borrowings to meet its current commitments. At December 31, 2011, the Company’s approved loan commitments outstanding totaled $243.5 million. At the same date, commitments under unused lines of credit, including credit card lines, amounted to $1.8 billion. Included in these totals are commercial commitments amounting to $1.4 billion as shown in the following table.

COMMERCIAL COMMITMENT EXPIRATION PER PERIOD

(dollars in thousands)	Less Than 1 year	1 - 3 Years	3-5 Years	Over 5 Years	Total
Unused commercial lines of credit	$830,986	$284,292	$241,629	$32,610	$1,389,517
Unfunded loan commitments	243,458	—	—	—	243,458
Standby letters of credit	40,985	6,047	2,498	—	49,530

Total	$1,115,429	$290,339	$244,127	$32,610	$1,682,505

The Company has entered into a number of long-term leasing arrangements to support the ongoing activities of the Company. The required payments under such commitments and other debt commitments at December 31, 2011 are shown in the following table.

CONTRACTUAL OBLIGATIONS AND OTHER DEBT COMMITMENTS

(dollars in thousands)	2012	2013	2014	2015	2016	2017 and After	Total
Operating leases	$9,750	$8,435	$7,210	$6,510	$5,836	$30,089	$67,830
Certificates of deposit	1,912,211	261,917	139,510	112,145	119,750	113	2,545,646
Short-term borrowings	395,543	—	—	—	—	—	395,543
Long-term debt	83,509	31,236	113,804	1,220	10,000	212,964	452,733

Total	$2,401,013	$301,588	$260,524	$119,875	$135,586	$243,166	$3,461,752

IMPACT OF INFLATION AND CHANGING PRICES

The consolidated financial statements and related financial data presented herein have been prepared in accordance with generally accepted accounting principles, which generally require the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation. Unlike most industrial companies, the majority of the Company’s assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on the Company’s performance than does the effect of inflation. Although fluctuations in interest rates are neither completely predictable nor controllable, the Company regularly monitors its interest rate position and oversees its financial risk management by establishing policies and operating limits. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates. Although not as critical to the banking industry as to other industries, inflationary factors may have some impact on the Company’s growth, earnings, total assets and capital levels. Management does not expect inflation to be a significant factor in 2012.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA(1)

	Years Ended December 31,
(dollars in thousands, except per share data)	2011	2010	2009	2008	2007
Balance Sheet Data
Total assets	$11,757,928	$10,026,766	$9,695,955	$5,583,226	$4,916,958
Cash and cash equivalents	573,296	337,778	175,397	345,865	123,105
Loans receivable	7,388,037	6,035,332	5,784,365	3,744,402	3,430,039
Investment securities	1,997,969	2,019,814	1,580,837	889,476	804,877
Goodwill and other intangibles	401,743	263,925	260,144	259,683	254,627
Deposit accounts	9,289,013	7,915,106	7,556,148	3,995,816	3,484,828
Borrowings	848,276	652,579	1,009,215	776,692	893,770
Shareholders’ equity	1,482,661	1,303,457	961,318	734,208	498,059

Book value per share (2)	$50.48	$48.50	$46.38	$40.53	$38.99
Tangible book value per share (2) (4)	36.80	38.68	33.88	24.20	19.06

	Years Ended December 31,
(dollars in thousands, except per share data)	2011	2010	2009	2008	2007
Income Statement Data
Interest income	$420,327	$396,371	$270,387	$263,827	$262,246
Interest expense	82,069	114,744	97,602	126,183	138,727

Net interest income	338,258	281,627	172,785	137,644	123,519
Provision for loan losses	25,867	42,451	45,370	12,568	1,525

Net interest income after provision for loan losses	312,391	239,176	127,415	125,076	121,994
Noninterest income	131,859	133,890	344,537	91,932	76,594
Noninterest expense	373,731	304,249	223,260	161,226	140,118

Income before income taxes	70,519	68,817	248,692	55,782	58,470
Income taxes	16,981	19,991	90,338	15,870	17,160

Net income	53,538	48,826	158,354	39,912	41,310
Earnings per share – basic	$1.88	$1.90	$8.49	$3.04	$3.31
Earnings per share – diluted	1.87	1.88	8.41	2.97	3.21
Cash earnings per share – diluted	1.98	2.01	8.52	3.09	3.32
Cash dividends per share	1.36	1.36	1.36	1.36	1.34

	At or For the Years Ended December 31,
	2011	2010	2009	2008	2007
Key Ratios (3)
Return on average assets	0.49%	0.47%	2.48%	0.77%	0.90%
Return on average common equity	3.77	3.91	20.08	7.59	8.87
Return on average tangible common equity (4)	5.30	5.27	30.66	15.64	18.86
Equity to assets at end of period	12.61	13.00	9.91	13.15	10.13
Earning assets to interest-bearing liabilities	121.74	119.27	118.34	113.14	111.83
Interest rate spread (5)	3.34	2.84	2.78	2.67	2.73
Net interest margin (TE) (5) (6)	3.51	3.05	3.09	3.03	3.13
Noninterest expense to average assets	3.43	2.95	3.49	3.10	3.06
Efficiency ratio (7)	79.50	73.22	43.16	70.23	70.02
Tangible efficiency ratio (TE) (6) (7)	76.71	70.43	41.96	67.27	66.71
Common stock dividend payout ratio	73.61	74.75	16.13	46.98	41.61

Asset Quality Data
Nonperforming assets to total assets at end of period (8)	0.86%	0.91%	0.91%	0.83%	0.98%
Allowance for loan losses to nonperforming loans at end of period (8)	132.98	122.59	124.14	134.87	98.77
Allowance for loan losses to total loans at end of period	1.40	1.40	1.36	1.09	1.12

Consolidated Capital Ratios
Tier 1 leverage capital ratio	10.45%	11.24%	9.99%	11.27%	7.42%
Tier 1 risk-based capital ratio	14.94	18.48	13.34	14.07	9.32
Total risk-based capital ratio	16.20	19.74	14.71	15.69	10.37

(1)	2007 Balance Sheet, Income Statement, and Asset Quality Data, as well as Key Ratios and Capital Ratios, are impacted by the Company’s acquisitions of Pulaski Investment Corporation on January 31, 2007 and Pocahontas Bancorp, Inc. on February 1, 2007. 2009 Balance Sheet, Income Statement, and Asset Quality Data, as well as Key Ratios and Capital Ratios, are impacted by the Company’s acquisitions of CSB on August 21, 2009 and Orion and Century on November 13, 2009. 2010 Balance Sheet, Income Statement, and Asset Quality Data, as well as Key Ratios and Capital Ratios, are impacted by the Company’s acquisitions of Sterling on July 23, 2010. 2011 Balance Sheet, Income Statement, and Asset Quality Data, as well as Key Ratios and Capital Ratios, are impacted by the Company’s acquisitions of OMNI and Cameron on May 31, 2011 and FTC on June 14, 2011.
(2)	Shares used for book value purposes exclude shares held in treasury and unreleased shares held by the Employee Stock Ownership Plan at the end of the period.
(3)	With the exception of end-of-period ratios, all ratios are based on average daily balances during the respective periods.
(4)	Tangible calculations eliminate the effect of goodwill and acquisition related intangible assets and the corresponding amortization expense on a tax-effected basis where applicable.
(5)	Interest rate spread represents the difference between the weighted average yield on earning assets and the weighted average cost of interest-bearing liabilities. Net interest margin represents net interest income as a percentage of average earning assets.
(6)	Fully taxable equivalent (TE) calculations include the tax benefit associated with related income sources that are tax-exempt using a marginal tax rate of 35%.
(7)	The efficiency ratio represents noninterest expense as a percentage of total revenues. Total revenues are the sum of net interest income and noninterest income.
(8)	Nonperforming loans consist of nonaccruing loans and loans 90 days or more past due. Nonperforming assets consist of nonperforming loans and repossessed assets.

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

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on our assessment, management believes that, as of December 31, 2011, the Company’s internal control over financial reporting is effective based on those criteria.

The Company’s independent registered public accounting firm has also issued an attestation report on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011.

/s/ Daryl G. Byrd	/s/ Anthony J. Restel
Daryl G. Byrd	Anthony J. Restel
President and Chief Executive Officer	Senior Executive Vice President and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

IBERIABANK Corporation

We have audited IBERIABANK Corporation’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). IBERIABANK Corporation’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, IBERIABANK Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of IBERIABANK Corporation as of December 31, 2011 and 2010, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2011 and our report dated February 29, 2012, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

New Orleans, Louisiana

February 29, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

IBERIABANK Corporation

We have audited the accompanying consolidated balance sheets of IBERIABANK Corporation as of December 31, 2011 and 2010, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of IBERIABANK Corporation at December 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011 in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), IBERIABANK Corporation’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 29, 2012, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

New Orleans, Louisiana

February 29, 2012

IBERIABANK CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2011 and 2010

(dollars in thousands, except share data)	2011	2010

Assets
Cash and due from banks	$194,171	$94,941
Interest-bearing deposits in banks	379,125	242,837

Total cash and cash equivalents	573,296	337,778
Fed funds sold	—	9,038
Securities available for sale, at fair value	1,805,205	1,729,794
Securities held to maturity, fair values of $199,110 and $291,994, respectively	192,764	290,020
Mortgage loans held for sale	153,013	83,905
Loans covered by loss share agreement	1,334,449	1,582,747
Non-covered loans, net of unearned income	6,053,588	4,452,585

Total loans, net of unearned income	7,388,037	6,035,332
Allowance for loan losses	(193,761)	(136,100)

Loans, net	7,194,276	5,899,232
FDIC loss share receivable	591,844	726,871
Premises and equipment, net	285,607	208,403
Goodwill	369,811	234,228
Other assets	592,112	507,497

Total Assets	$11,757,928	$10,026,766

Liabilities
Deposits:
Noninterest-bearing	$1,485,058	$878,768
Interest-bearing	7,803,955	7,036,338

Total deposits	9,289,013	7,915,106
Short-term borrowings	395,543	220,328
Long-term debt	452,733	432,251
Other liabilities	137,978	155,624

Total Liabilities	10,275,267	8,723,309

Shareholders’ Equity
Common stock, $1 par value – 50,000,000 shares authorized; 31,163,070 and 28,079,841 shares issued, respectively	31,163	28,080
Additional paid-in capital	1,135,880	956,864
Retained earnings	375,184	361,055
Accumulated other comprehensive income	24,457	14,680
Treasury stock at cost – 1,789,165 and 1,205,228 shares, respectively	(84,023)	(57,222)

Total Shareholders’ Equity	1,482,661	1,303,457

Total Liabilities and Shareholders’ Equity	$11,757,928	$10,026,766

The accompanying Notes are an integral part of these Consolidated Financial Statements.

IBERIABANK CORPORATION AND SUBSIDIARIES

Consolidated Statements of Income

Years Ended December 31, 2011, 2010, and 2009

(dollars in thousands, except per share data)	2011	2010	2009

Interest and Dividend Income
Loans, including fees	$436,172	$353,228	$220,282
Mortgage loans held for sale, including fees	3,479	3,945	3,450
Investment securities:
Taxable interest	44,760	44,936	38,487
Tax-exempt interest	5,956	4,471	4,220
Accretion (Amortization) of FDIC loss share receivable	(72,086)	(13,024)	2,788
Other	2,046	2,815	1,160

Total interest and dividend income	420,327	396,371	270,387

Interest Expense
Deposits:
NOW and MMDA	28,914	43,247	25,333
Savings	656	1,542	1,161
Time deposits	40,984	50,968	49,189
Short-term borrowings	577	814	1,328
Long-term debt	10,938	18,173	20,591

Total interest expense	82,069	114,744	97,602

Net interest income	338,258	281,627	172,785
Provision for loan losses	25,867	42,451	45,370

Net interest income after provision for loan losses	312,391	239,176	127,415

Noninterest Income
Service charges on deposit accounts	25,915	24,375	22,986
ATM/debit card fee income	11,008	10,117	7,975
Income from bank owned life insurance	3,296	3,100	2,892
Gain on sale of loans, net	44,892	47,689	35,108
Gain (loss) on sale of assets	943	(76)	(644)
Gain on acquisition	—	3,781	238,893
Gain on sale of investments, net	3,475	5,251	6,736
(Losses) gains on swaps	(2)	3	202
Net cash settlements on swaps	(1,722)	(1,646)	(326)
Title revenue	18,048	18,083	18,476
Broker commissions	10,224	7,530	4,592
Other income	15,782	15,683	7,647

Total noninterest income	131,859	133,890	344,537

Noninterest Expense
Salaries and employee benefits	193,773	161,482	114,379
Occupancy and equipment	49,600	33,837	24,337
Franchise and shares tax	4,243	2,718	3,242
Communication and delivery	11,510	9,643	6,522
Marketing and business development	9,754	6,288	5,640
Data processing	14,531	12,133	6,922
Printing, stationery and supplies	3,298	2,987	2,411
Amortization of acquisition intangibles	5,121	4,935	2,893
Professional services	15,085	13,473	8,164
Goodwill impairment	—	—	9,681
Other expenses	66,816	56,753	39,069

Total noninterest expense	373,731	304,249	223,260

Income before income tax expense	70,519	68,817	248,692
Income tax expense	16,981	19,991	90,338

Net Income	53,538	48,826	158,354

Preferred Stock Dividends	—	—	(3,350)

Income Available to Common Shareholders – Basic	$53,538	$48,826	$155,004

Earnings Allocated to Unvested Restricted Stock	(967)	(971)	(3,910)

Earnings Available to Common Shareholders – Diluted	52,571	47,855	151,094

Earnings per common share – Basic	$1.88	$1.90	$8.49

Earnings per common share – Diluted	$1.87	$1.88	$8.41

Cash dividends declared per common share	$1.36	$1.36	$1.36

The accompanying Notes are an integral part of these Consolidated Financial Statements.

IBERIABANK CORPORATION AND SUBSIDIARIES

Consolidated Statements of Shareholders’ Equity

Years Ended December 31, 2011, 2010, and 2009

(dollars in thousands, except share and per share data)	Preferred Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Total

Balance, December 31, 2008	$87,779	$17,677	$474,209	$218,818	$12,294	$(76,569)	$734,208

Comprehensive income:
Net income				158,354			158,354
Change in unrealized gain on securities available for sale, net of deferred taxes					(2,592)		(2,592)
Change in fair value of derivatives used for cash flow hedges, net of tax effect					12,714		12,714

Total comprehensive income							168,476
Cash dividends declared, $1.36 per share				(25,003)			(25,003)
Preferred stock dividend and accretion	99			(3,350)			(3,251)
Preferred stock redemption	(87,878)						(87,878)
Redemption of preferred warrant			(1,200)				(1,200)
Reissuance of treasury stock under incentive plan,							—
net of shares surrendered in payment, including							—
tax benefit, 192,685 shares			(497)			5,328	4,831
Common stock issued		4,430	160,214				164,644
Common stock issued for recognition and retention plan			(7,226)			7,226	—
Share-based compensation cost			6,586				6,586
Equity contribution to joint venture				(95)			(95)

Balance, December 31, 2009	$—	$22,107	$632,086	$348,724	$22,416	$(64,015)	$961,318

Comprehensive income:
Net income				48,826			48,826
Change in unrealized gain on securities available for sale, net of deferred taxes					(5,066)		(5,066)

Change in fair value of derivatives used for cash flow hedges, net of tax effect					(2,670)		(2,670)

Total comprehensive income							41,090
Cash dividends declared, $1.36 per share				(36,495)			(36,495)
Reissuance of treasury stock under incentive plan,							—
net of shares surrendered in payment, including							—
tax benefit, 154,183 shares			(611)			1,378	767
Common stock issued, 5,973,182 shares		5,973	323,007				328,980
Common stock issued for recognition and retention plan			(5,415)			5,415	—
Share-based compensation cost			7,797				7,797

Balance, December 31, 2010	$—	$28,080	$956,864	$361,055	$14,680	$(57,222)	$1,303,457

Comprehensive income:
Net income				53,538			53,538
Change in unrealized gain on securities available for sale, net of deferred taxes					21,058		21,058

Change in fair value of derivatives used for cash flow hedges, net of tax effect					(11,281)		(11,281)

Total comprehensive income							63,315
Cash dividends declared, $1.36 per share				(39,409)			(39,409)
Reissuance of treasury stock under incentive plan,							—
net of shares surrendered in payment, including							—
tax benefit, 316,063 shares			(2,596)			9,026	6,430
Common stock issued for acquisitions, 3,083,229 shares		3,083	178,057				181,140
Common stock issued for recognition and retention plan			(5,559)			5,559	—
Share-based compensation cost			9,114				9,114
Treasury stock acquired at cost, 900,000 shares						(41,386)	(41,386)

Balance, December 31, 2011	$—	$31,163	$1,135,880	$375,184	$24,457	$(84,023)	$1,482,661

The accompanying Notes are an integral part of these Consolidated Financial Statements.

IBERIABANK CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years Ended December 31, 2011, 2010, and 2009

(dollars in thousands)	2011	2010	2009
Cash Flows from Operating Activities
Net income	$53,538	$48,826	$158,354
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	16,772	11,042	10,377
Amortization of purchase accounting adjustments	(30,653)	(52,850)	(7,051)
Provision for loan losses	25,867	42,451	45,370
Noncash compensation expense	9,114	7,797	6,586
(Gain) loss on sale of assets	(943)	76	644
Loss on impaired securities	509	517	—
Gain on sale of investments	(3,475)	(5,251)	(6,736)
Gain on sale of OREO	(1,476)	(2,524)	(10)
Gain on acquisition	—	(3,781)	(238,893)
Goodwill impairment	—	—	9,681
Loss on abandonment of fixed assets	—	—	154
Amortization of premium/discount on investments	18,233	15,050	3,719
Derivative losses (gains) on swaps	2	(3)	(198)
(Benefit) provision for deferred income taxes	(11,750)	(3,607)	82,297
Mortgage loans held for sale
Originations	(1,662,611)	(1,772,486)	(1,587,095)
Proceeds from sales	1,641,780	1,803,214	1,618,761
Gain on sale of loans, net	(44,892)	(47,689)	(35,108)
Cash retained from tax benefit associated with share-based payment arrangements	(1,454)	(637)	(1,346)
(Increase) decrease in other assets	(51,549)	163,741	(207,687)
Other operating activities, net	1,625	(54,162)	25,225

Net Cash (Used in) Provided by Operating Activities	(41,363)	149,724	(122,956)

Cash Flows from Investing Activities
Proceeds from sales of securities available for sale	130,305	249,008	338,096
Proceeds from maturities, prepayments and calls of securities available for sale	626,004	576,139	413,221
Purchases of securities available for sale	(499,899)	(1,198,853)	(944,914)
Proceeds from maturities, prepayments and calls of securities held to maturity	120,075	66,091	349,019
Purchases of securities held to maturity	(22,803)	(96,375)	(548,647)
FDIC reimbursement of recoverable covered asset losses	139,852	438,870	—
Increase in loans receivable, net, excluding loans acquired	(503,514)	(58,373)	(344,310)
Proceeds from sale of premises and equipment	3,227	1,324	70
Purchases of premises and equipment	(44,055)	(38,063)	(16,212)
Proceeds from disposition of real estate owned	61,713	49,072	15,011
Investment in new market tax credit entities	(9,425)	(11,875)	(104,200)
Cash received in excess of cash paid for acquisition	79,288	24,134	496,015
Other investing activities, net	2,085	6,518	814

Net Cash Provided by (Used in) Investing Activities	82,853	7,617	(346,037)

Cash Flows from Financing Activities
Increase in deposits, net of deposits acquired	174,809	87,498	529,415
Net change in short-term borrowings, net of borrowings acquired	136,786	(43,023)	42,561
Proceeds from long-term debt	3,176	45,233	53,531
Repayments of long-term debt	(47,227)	(380,004)	(380,659)
Dividends paid to shareholders	(38,558)	(34,412)	(23,355)
Preferred stock dividend paid	—	—	(3,350)
Proceeds from sale of treasury stock for stock options exercised	6,807	1,631	4,449
Payments to repurchase common stock	(43,219)	(1,500)	(979)
Preferred stock issued and common stock warrants	—	—	(87,878)
Common stock issued	—	328,980	164,644
Redemption of preferred stock warrant	—	—	(1,200)
Cash retained from tax benefit associated with share-based payment arrangements	1,454	637	1,346

Net Cash Provided by Financing Activities	194,028	5,040	298,525

Net Increase (Decrease) In Cash and Cash Equivalents	235,518	162,381	(170,468)
Cash and Cash Equivalents at Beginning of Period	337,778	175,397	345,865

Cash and Cash Equivalents at End of Period	$573,296	$337,778	$175,397

Supplemental Schedule of Noncash Activities
Acquisition of real estate in settlement of loans	$104,855	$49,886	$19,254
Common stock issued in acquisition	$181,140	$—	$—
Transfers of property into Other Real Estate	$104,855	$49,886	$20,575
Exercise of stock options with payment in company stock	$—	$—	$290
Supplemental Disclosures
Cash paid for:
Interest on deposits and borrowings	$84,452	$117,810	$104,228
Income taxes, net	$41,594	$24,494	$17,127

The accompanying Notes are an integral part of these Consolidated Financial Statements.

IBERIABANK CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of IBERIABANK Corporation (the “Company”) and its wholly owned subsidiaries, IBERIABANK, Lenders Title Company (“LTC”), IBERIA Capital Partners LLC (“ICP”), IB Aircraft Holdings, LLC, IBERIA Asset Management Inc. (“IAM”), and IBERIA CDE, LLC (“CDE”). All significant intercompany balances and transactions have been eliminated in consolidation. All normal, recurring adjustments which, in the opinion of management are necessary for a fair presentation of the financial statements, have been included. Certain amounts reported in prior periods have been reclassified to conform to the current period presentation.

NATURE OF OPERATIONS

The Company offers commercial and retail banking products and services to customers throughout locations in six states through IBERIABANK. The Company also operates mortgage production offices in twelve states through IBERIABANK Mortgage Company (“IMC”), and offers a full line of title insurance and closing services throughout Arkansas and Louisiana through LTC and its subsidiaries. ICP provides equity research, institutional sales and trading, and corporate finance services. IB Aircraft Holdings, LLC owns a fractional share of an aircraft used by management of the Company and its subsidiaries. IAM provides wealth management and trust services for commercial and private banking clients. CDE is utilized to purchase tax credits.

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

CASH AND CASH EQUIVALENTS

For purposes of presentation in the consolidated statements of cash flows, cash and cash equivalents are defined as cash, interest-bearing deposits and noninterest-bearing demand deposits at other financial institutions with original maturities less than three months. IBERIABANK may be required to maintain average balances on hand or with the Federal Reserve Bank to meet regulatory reserve and clearing requirements. At December 31, 2011 and 2010, the required reserve balances were $25,000 and $4,909,000, respectively. IBERIABANK had enough cash deposited with the Federal Reserve at December 31, 2011 to cover the required reserve balance.

INVESTMENT SECURITIES

Debt securities that management has the ability and intent to hold to maturity are classified as held to maturity and carried at cost, adjusted for amortization of premiums and accretion of discounts using methods approximating the interest method. Securities not classified as held to maturity or trading, including equity securities with readily determinable fair values, are classified as available for sale and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income. Declines in the value of individual held to maturity and available for sale securities below their cost that are other than temporary are included in earnings as realized losses. In estimating other than temporary impairment losses, management considers 1) the length of time and the extent to which the fair value has been less than cost, 2) the financial condition and near-term prospects of the issuer, 3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value, and 4) for debt securities, the recovery of contractual principal and interest. Gains or losses on securities sold are recorded on the trade date, using the specific identification method.

MORTGAGE LOANS HELD FOR SALE

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance that is recorded as a charge to income. Loans held for sale have primarily been fixed rate single-family residential mortgage loans under contract to be sold in the secondary market. In most cases, loans in this category are sold within thirty days. These loans are generally sold with the mortgage servicing rights released. Buyers generally have recourse to return a purchased loan to the Company under limited circumstances. Recourse conditions may include early payment default, breach of representations or warranties, and documentation deficiencies. During 2011, an insignificant number of loans were returned to the Company.

LOANS (EXCLUDING ACQUIRED LOANS)

The Company grants mortgage, commercial and consumer loans to customers. Except for loans which are subject to fair value requirements, loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at the unpaid principal balances, less the allowance for loan losses and net deferred loan origination fees and unearned discounts. Deferred loan origination fees were $9,422,000 and $6,791,000 and deferred loan expenses were $4,828,000 and $4,469,000 at December 31, 2011 and 2010, respectively. In addition to loans issued in the normal course of business, the Company considers overdrafts on customer deposit accounts to be loans and reclassifies these overdrafts as loans in its consolidated balance sheets. At December 31, 2011 and 2010, overdrafts of $1,646,000 and $2,270,000, respectively, have been reclassified to loans receivable.

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

In connection with acquisitions, the Company acquires certain loans considered impaired and accounts for these loans under the provisions of ASC Topic 310, which require the initial recognition of these loans at the present value of amounts expected to be received. The Company also accounts for certain acquired loans considered performing at the time of acquisition by analogy to ASC Topic 310. The allowance for loan losses previously associated with these loans does not carry over. Any deterioration in the credit quality of these loans subsequent to acquisition would be considered in the allowance for loan losses. For any increases in cash flows expected to be collected, the Company adjusts the amount of accretable yield recognized on a prospective basis over the loan’s or pool’s remaining life.

ACCOUNTING FOR ACQUIRED LOANS AND RELATED FDIC LOSS SHARE RECEIVABLE

The Company accounts for its acquisitions under ASC Topic 805, which requires the use of the purchase method of accounting. All identifiable assets acquired, including loans, are recorded at fair value. No allowance for loan losses related to the acquired loans is recorded on the acquisition date as the fair value of the loans acquired incorporates assumptions regarding credit risk. Loans acquired are recorded at fair value in accordance with the fair value methodology prescribed in ASC Topic 820, exclusive of the shared-loss agreements with the FDIC from certain of the Company’s acquisitions in 2009 and 2010. The fair value estimates associated with the loans include estimates related to expected prepayments and the amount and timing of undiscounted expected principal, interest and other cash flows.

Loans acquired are recorded at fair value in accordance with the fair value methodology prescribed in ASC Topic 820, exclusive of the shared-loss agreements with the FDIC for loans acquired in 2010 and 2009. The fair value estimates associated with the loans include estimates related to the amount and timing of undiscounted expected principal, interest and other cash flows, as well as the appropriate discount rate. At the time of acquisition, the Company estimated the fair value of the total acquired loan portfolio by segregating the total portfolio into loan pools with similar characteristics, which included:

•	whether the loan was performing according to contractual terms at the time of acquisition,

•	the loan type based on regulatory reporting guidelines, namely whether the loan was a mortgage, consumer, or commercial loan

•	the nature of collateral,

•	the interest rate type, whether fixed or variable rate, and

•	the loan payment type, primarily whether the loan was amortizing or interest-only.

From these pools, the Company used certain loan information, including outstanding principal balance, estimated expected losses, weighted average maturity, weighted average term to re-price (if a variable rate loan), weighted average margin, and weighted average interest rate to estimate the expected cash flow for each loan pool.

Over the life of the acquired loans, the Company continues to estimate cash flows expected to be collected on each loan pool. The Company evaluates, at least semi-annually, whether the present value of the cash flows from the loan pools, determined using the effective interest rates, has decreased and if so, recognizes a provision for loan loss in its consolidated statement of income. For any increases in cash flows expected to be collected, the Company adjusts the amount of accretable yield recognized on a prospective basis over the loan’s or pool’s remaining life. Interest income on acquired loans is recognized through accretion of the difference between carrying value of the loans and the expected cash flows.

Pursuant to an AICPA letter dated December 18, 2009, the AICPA summarized the SEC staff’s view regarding the accounting in subsequent periods for discount accretion associated with loan receivables acquired in a business combination or asset purchase. Regarding the accounting for such loan receivables that, in the absence of further standard setting, the AICPA understands the SEC staff would not object to an accounting policy based on contractual cash flows (ASC Topic 310-20 approach) or an accounting policy based on expected cash flows (ASC 310-30 approach). The Company believes analogizing to ASC Topic 310-30 is the more appropriate option to follow in accounting for the fair value discount.

FDIC loss share receivable

Because the FDIC will reimburse the Company for certain loans acquired in 2009 and 2010 should the Company experience a loss, an indemnification asset is recorded at fair value at the acquisition date. The indemnification asset is recognized at the same time as the indemnified loans, and measured on the same basis, subject to collectability or contractual limitations. The shared loss agreements on the acquisition date reflect the reimbursements expected to be received from the FDIC, using an appropriate discount rate, which reflects counterparty credit risk and other uncertainties.

The shared loss agreements continue to be measured on the same basis as the related indemnified loans, and the loss share receivable is impacted by changes in estimated cash flows associated with these loans. Deterioration in the credit quality of the acquired loans and related expected cash flows (immediately recorded as an adjustment to the allowance for loan losses) would immediately increase the loss share receivable, with the offset recorded through the consolidated statement of income. Increases in the credit quality of the acquired loans and related cash flows (reflected as an adjustment to yield and accreted into income over the remaining life of the loans) decrease the basis of the shared loss agreements, with such decrease being amortized into income over 1) the life of the loan or 2) the life of the shared loss agreements, whichever is shorter. Loss assumptions used in the basis of the indemnified loans are consistent with the loss assumptions used to measure the indemnification asset. Fair value accounting incorporates into the fair value of the indemnification asset an element of the time value of money, which is accreted back into income over the life of the shared loss agreements.

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

Rate lock commitments

The Company enters into commitments to originate loans whereby the interest rate on the prospective loan is determined prior to funding (“rate lock commitments”). A rate lock is given to a borrower, subject to conditional performance obligations, for a specified period of time that typically does not exceed 60 days. Simultaneously with the issuance of the rate lock to the borrower, a rate lock is received from an investor for a best efforts or mandatory delivery of the loan. Under the terms of the best efforts delivery lock, the investor commits to purchase the loan at a specified price, provided the loan is funded and delivered prior to a specified date and provided that the credit and loan characteristics meet pre-established criteria for such loans. Rate lock commitments on mortgage loans that are intended to be sold are considered to be derivatives. Accordingly, such commitments, along with any related fees received from potential borrowers, are recorded at fair value as derivative assets or liabilities, with changes in fair value recorded in net gain or loss on sale of mortgage loans. The fair value of rate lock commitments was immaterial in 2011 and 2010.

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

OTHER REAL ESTATE

Other real estate includes all real estate, other than bank premises used in bank operations, owned or controlled by the Company, including real estate acquired in settlement of loans. Properties are recorded at the balance of the loan (which is the pro-rata carrying value of loans accounted for in accordance with ASC 310-30) or at estimated fair value less estimated selling costs, whichever is less, at the date acquired. Subsequent to foreclosure, management periodically performs valuations and the assets are carried at the lower of cost or fair value less estimated selling costs. Revenue and expenses from operations, gain or loss on sale and changes in the valuation allowance are included in net expenses from foreclosed assets.

For further discussion of the Company’s other real estate owned, see Note 10 to the consolidated financial statements.

GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill is accounted for in accordance with ASC Topic 350, and accordingly is not amortized but is evaluated at least annually for impairment. As a part of its testing, the Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the Company determines the fair value of a reporting unit is less than its carrying amount using these qualitative factors, the Company then compares the fair value of goodwill with its carrying amount, and then measures impairment loss by comparing the implied fair value of goodwill with the carrying amount of that goodwill. Definite-lived intangible assets continue to be amortized over their useful lives and evaluated at least quarterly for impairment.

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

INCOME TAXES

The Company and all subsidiaries file a consolidated federal income tax return on a calendar year basis. The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions through IBERIABANK, LTC and their subsidiaries. In lieu of Louisiana state income tax, IBERIABANK is subject to the Louisiana bank shares tax, which is included in noninterest expense or income tax expense in the Company’s consolidated financial statements. With few exceptions, the Company is no longer subject to U.S. federal, state or local income tax examinations for years before 2008.

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

EARNINGS PER COMMON SHARE

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

SEGMENTS

In prior years, the Company strategically managed and reported the results of its business through three operating segments: IBERIABANK, IBERIABANK fsb, and LTC. The Company’s IBERIABANK and IBERIABANK fsb segments offered commercial and retail banking products and services to customers throughout locations in six states. IBERIABANK provided these products and services in Louisiana, Alabama, and Florida, while IBERIABANK fsb provided similar services in Arkansas, Tennessee, and Texas. As a Louisiana-chartered commercial bank and a member of the Federal Reserve System, IBERIABANK is subject to regulation, supervision and examination by the Office of Financial Institutions of the State of Louisiana, IBERIABANK’s chartering authority, and the Board of Governors of the Federal Reserve System (the “FRB”), IBERIABANK’s primary federal regulator. As a federal savings association, IBERIABANK fsb was subject to regulation, supervision and examination by the Office of Thrift Supervision (the “OTS”).

The IBERIABANK and IBERIABANK fsb segments were considered reportable segments based on quantitative thresholds applied for reportable segments provided by ASC Topic 280, and were disclosed separately. The Company’s LTC segment did not meet the thresholds provided, but was reported because management believed information about this segment would be useful to readers of the Company’s consolidated financial statements. A fourth reportable column, entitled “Other”, included the results of operations and financial condition of the Company’s other subsidiaries, as well as the activities of the Company’s holding company, which include corporate business activities, including payment of employee salary and benefits and marketing, business development, legal, professional, and other corporate expenses. Certain expenses not directly attributable to a specific segment were allocated to segments based on pre-determined means that reflected utilization.

Upon the merger of the Company’s two financial institution subsidiaries, IBERIABANK and IBERIABANK fsb, at the close of business on December 31, 2010, all of the Company’s banking operations are considered by management to be aggregated in one reportable operating segment. Because the overall banking operations comprise substantially all of the consolidated operations and none of the Company’s other subsidiaries, either individually or in the aggregate, meet quantitative materiality thresholds provided by ASC Topic 280, no separate segment disclosures are presented in these unaudited consolidated financial statements.

RECENT ACCOUNTING PRONOUNCEMENTS

International Financial Reporting Standards (“IFRS”)

In November 2009, the SEC issued a proposed roadmap regarding the potential use by U.S. issuers of financial statements prepared in accordance with IFRS. IFRS is a comprehensive series of accounting standards published by the International Accounting Standards Board (“IASB”). Under the proposed roadmap, the Company may be required to prepare financial statements in accordance with IFRS as early as 2014. The SEC will make a determination later in 2012 regarding the mandatory adoption of IFRS. The Company is currently assessing the impact that this potential change would have on its operating results and financial condition, and will continue to monitor the development of the potential implementation of IFRS.

ASU No. 2010-20, ASU No. 2011-01, and ASU No. 2011-02

In 2010, the Company adopted the provisions of Accounting Standards Update (“ASU”) No. 2010-20, Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses, which required the Company to provide new disclosures in its financial statements to improve the transparency of financial reporting by requiring enhanced disclosures about the Company’s allowance for credit losses as well as the credit quality of the Company’s loan portfolio.

In January 2011, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2011-01, Receivables (Topic 310): Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20, that temporarily delayed the effective date of the disclosures about troubled debt restructurings (“TDRs”) that are included in ASU No. 2010-20. The TDR disclosure guidance was effective beginning with the Company’s current interim period ended September 30, 2011. The enhanced disclosures required are incorporated in Note 5 in these unaudited consolidated financial statements.

In April 2011, the FASB issued ASU No. 2011-02, Receivables (Topic 310): A Creditor’s Determination of Whether a Restructuring is a Troubled Debt Restructuring, which clarifies the evaluation criteria a creditor should use when evaluating whether a credit restructuring constitutes a troubled debt restructuring. In order to be a troubled debt restructuring, a creditor must separately conclude that a) the restructuring constitutes a concession and b) the debtor is experiencing financial difficulties. The ASU further clarifies the guidance on a creditor’s evaluation of whether it has granted a concession. The Company adopted the provisions of this ASU in the current year. Although the adoption of the ASU did not have a material impact on the Company’s identified TDRs in these consolidated financial statements, the clarification in this ASU may result in the Company identifying more loan modifications as troubled debt restructurings in future periods, which may impact the Company’s provision for loan losses and allowance for loan losses in future periods.

ASU No. 2010-29

In January 2011, the Company adopted the provisions of ASU No. 2010-29, Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations, which provides guidance on the disclosures reported in an entity’s financial statements regarding business acquisitions and clarifies the acquisition date that should be used for reporting the pro forma financial information disclosures in Topic 805 when comparative financial statements are presented. The ASU specifies that if an entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination or combinations that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments in this ASU also expand the supplemental pro forma disclosures currently required under Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings.

The Company has provided the disclosures required by ASU No. 2010-29 in Note 3 of these unaudited consolidated financial statements.

ASU No. 2011-05

In June 2011, FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income, which increases the prominence of items reported in other comprehensive income and eliminates the option to report other comprehensive income as part of the statement of shareholders’ equity. The ASU requires that all nonowner changes in shareholders’ equity be presented in either a single continuous statement of comprehensive income or in two separate but consecutive statements. The ASU also requires the Company to present reclassification adjustments for items that are reclassified from other comprehensive income to net income on the face of the financial statements. The Company is currently assessing which of the two options it will present in its future consolidated financial statements.

The amendments in the ASU do not change the items that are reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The amendments also do not change the option to present components of other comprehensive income either net of related tax effects or before related tax effects. In both cases, the tax effect for each component must be disclosed in the notes to the consolidated financial statements or presented in the statement in which other comprehensive income is presented. The amendments also do not affect how earnings per share is calculated or presented.

The ASU is effective beginning with the Company’s first quarter of 2012, with retrospective application with respect to presentation. The adoption of the ASU in the Company’s 2012 fiscal year will affect the format and presentation of its consolidated financial statements but does not represent a departure from currently adopted accounting principles and thus the adoption will not have an effect on the Company’s operating results, financial position, or liquidity.

ASU No. 2011-08

In September 2011, FASB issued ASU No. 2011-08, Intangibles – Goodwill and Other (Topic 350): Testing Goodwill for Impairment, which simplifies how companies test goodwill for impairment by permitting an entity to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The ASU allows the results of the assessment to become a basis for determining whether it is necessary to perform the two-step goodwill impairment testing required by Topic 350. The “more-likely-than-not” threshold is defined in the ASU as a likelihood of more than 50 percent. Under the amendments of this ASU, the Company is not required to calculate the fair value of a reporting unit unless the Company determines that it is more likely than not that its fair value is less than its carrying amount.

The ASU is effective beginning with the Company’s first quarter of 2012, with early adoption permitted. The Company adopted the provisions of this ASU in the current year. The adoption of the ASU had an effect on how the Company performs its test for impairment of goodwill, but the adoption of this ASU did not have an effect on the Company’s operating results, financial position, or liquidity for the year ended December 31, 2011. For additional information on goodwill impairment testing, see Note 9 to these consolidated financial statements.

NOTE 2 –EARNINGS PER SHARE

ASC Topic 260 clarifies share-based payment awards that entitle holders to receive non-forfeitable dividends before vesting should be considered participating securities and thus included in the calculation of basic earnings per share. These awards are included in the calculation of basic earnings per share under the two-class method. The two-class method allocates earnings for the period between common shareholders and other security holders. The participating awards receiving dividends will be allocated the same amount of income as if they were outstanding shares.

The following table presents the calculation of basic and diluted earnings per share for the years ended December 31, 2011, 2010, and 2009.

	For the Years Ended December 31,
	2011	2010	2009
Income available to common shareholders	$53,538,000	$48,826,000	$155,004,000
Distributed and undistributed earnings to unvested restricted stock	(988,000)	(981,000)	(4,217,000)

Distributed and undistributed earnings to common shareholders – Basic(1)	52,550,000	47,845,000	150,787,000
Undistributed earnings reallocated to unvested restricted stock	21,000	10,000	307,000

Distributed and undistributed earnings to common shareholders – Diluted	$52,571,000	$47,855,000	$151,094,000

Weighted average shares outstanding – Basic (2)	28,500,420	25,681,266	18,210,867
Weighted average shares outstanding – Diluted	28,141,300	25,394,120	17,956,674

Earnings per common share – Basic(1)	$1.88	$1.90	$8.49
Earnings per common share – Diluted	$1.87	$1.88	$8.41
Earnings per unvested restricted stock share – Basic (3)	$2.04	$1.97	$9.22
Earnings per unvested restricted stock share – Diluted	$2.00	$1.95	$8.55

(1)	Total earnings available to common shareholders include distributed earnings of $38,681,000, or $1.38 per weighted average share, and undistributed earnings of $13,869,000, or $0.50 per weighted average share for the year ended December 31, 2011. Total earnings available to common shareholders include distributed earnings of $35,772,000, or $1.42 per weighted average share, and undistributed earnings of $12,073,000, or $0.48 per weighted average share for the year ended December 31, 2010. Total earnings available to common shareholders include distributed earnings of $24,491,000, or $1.38 per weighted average share, and undistributed earnings of $126,296,000, or $7.11 per weighted average share for the year ended December 31, 2009.
(2)	Weighted average basic shares outstanding include 484,361, 498,692, and 457,213 shares of unvested restricted stock for the years ended December 31, 2011, 2010, and 2009, respectively.
(3)	Total earnings available to unvested restricted stock include distributed earnings of $727,000, or $1.50 per weighted average share, and undistributed earnings of $261,000, or $0.54 per weighted average share for the year ended December 31, 2011. Total earnings available to unvested restricted stock include distributed earnings of $733,000, or $1.47 per weighted average share, and undistributed earnings of $248,000, or $0.50 per weighted average share for the year ended December 31, 2010. Total earnings available to unvested restricted stock include distributed earnings of $685,000, or $1.50 per weighted average share, and undistributed earnings of $3,532,000, or $7.73 per weighted average share, under the two-class method for the year ended December 31, 2009.

For the years ended December 31, 2011, 2010, and 2009, the calculations for basic shares outstanding exclude: (1) the weighted average shares owned by the Recognition and Retention Plan (“RRP”) of 571,262, 560,767, and 513,107, respectively, and (2) the weighted average shares in Treasury Stock of 1,300,222, 1,256,418, and 1,569,063, respectively.

The effect from the assumed exercise of 542,716, 477,665, and 696,026 stock options was not included in the computation of diluted earnings per share for the years ended December 31, 2011, 2010, and 2009, respectively, because such amounts would have had an antidilutive effect on earnings per share.

NOTE 3 – ACQUISITION ACTIVITY

OMNI BANCSHARES, Inc.

On May 31, 2011, the Company acquired OMNI BANCSHARES, Inc. (“OMNI”), the holding company of OMNI BANK, headquartered in Metairie, Louisiana with 14 offices in the New Orleans and Baton Rouge, LA markets. The Company acquired OMNI in order to further expand its banking operations in the New Orleans Metropolitan area. The Company acquired all of the outstanding common stock of the former OMNI shareholders for total consideration of $46,407,000, which resulted in goodwill of $63,974,000, as shown in the following table:

(dollars in thousands)
	Number of Shares	Amount
Equity Consideration
Common Stock issued	698,768	$41,053
Options issued	41,979	513

Total Equity Consideration		$41,566

Non-Equity Consideration
Change in Control Payments		$4,832
Cash		9

Total Non-Equity Consideration		$4,841

Total Consideration Paid		$46,407
Fair Value of Net Liabilities Assumed including Identifiable Intangible Assets		(17,567)

Goodwill		$63,974

The acquisition was accounted for under the purchase method of accounting in accordance with ASC Topic 805. Both the purchased assets and liabilities assumed were recorded at their respective acquisition date fair values. Identifiable intangible assets, including core deposit intangible assets, were recorded at fair value. Because the consideration paid was greater than the net fair value of the acquired assets and liabilities, the Company recorded goodwill as part of the acquisition.

In accordance with ASC Topic 805, estimated fair values are subject to change up to one year after the acquisition date. This allows for adjustments to the initial purchase entries if additional information relative to closing date fair values becomes available. Material adjustments to acquisition date estimated fair values would be recorded in the period in which the acquisition occurred, and as a result, previously reported results are subject to change. The Company made certain adjustments to the estimated fair value of the assets and liabilities acquired in connection with the OMNI acquisition during the third and fourth quarters of 2011 based on further analysis, as the Company refined its estimate of fair values in the acquired loan portfolio based on a refinement of future estimated cash flows, review of loan types, refinements of discounts, losses given default, and underlying collateral values. As a result of this analysis during the subsequent periods, the fair value of the loans, OREO, and other assets acquired from OMNI were revised, resulting in additional goodwill of $456,000. The table below summarizes all material adjustments to the fair value of the assets acquired in the OMNI transaction during the measurement period and the impact these adjustments had on the goodwill recorded on the acquisition.

(dollars in thousands)	Amount

Goodwill, as originally reported	$63,518
Adjustments:
Valuation – loans acquired from OMNI	25,749
Valuation – OREO acquired from OMNI	5,663
Valuation – deferred tax asset	(32,009)
Other asset valuations	1,053

Total adjustments to goodwill	456

Goodwill, as adjusted	$63,974

The acquired assets and liabilities, as well as the adjustments to record the assets and liabilities at fair value, are presented in the following table. The table also includes intangible assets other than goodwill created in the acquisition, namely, core deposit intangible assets.

(dollars in thousands)	As Acquired	Fair Value Adjustments		As recorded by IBERIABANK

Assets
Cash and cash equivalents	$54,683	$—		$54,683
Investment securities	91,808	(789	) (1)	91,019
Loans	503,695	(62,248	) (2)	441,447
Other real estate owned	24,759	(8,506	) (3)	16,253
Core deposit intangible	—	829	(4)	829
Deferred tax asset	1,398	32,009	(5)	33,407
Other assets	56,294	(12,653	) (6)	43,641

Total Assets	$732,637	$(51,358)		$681,279

Liabilities
Interest-bearing deposits	504,615	1,812	(7)	506,427
Noninterest-bearing deposits	129,181	—		129,181
Borrowings	58,168	196	(8)	58,364
Other liabilities	3,971	903	(9)	4,874

Total Liabilities	$695,935	$2,911		$698,846

Explanation of Certain Fair Value Adjustments

(1)	The adjustment represents the write down of the book value of OMNI’s investments to their estimated fair value based on fair values on the date of acquisition.
(2)	The adjustment represents the write down of the book value of OMNI’s loans to their estimated fair value based on current interest rates and expected cash flows which includes an estimate of expected loan losses inherent in the portfolio.
(3)	The adjustment represents the write down of the book value of OMNI’s OREO properties to their estimated fair value at the acquisition date based on their appraised value, as adjusted for costs to sell.
(4)	The adjustment represents the value of the core deposit base assumed in the acquisition. The core deposit asset was recorded as an identifiable intangible asset and will be amortized on an accelerated basis over the average life of the deposit base, estimated to be 10 years.
(5)	The adjustment represents the value of the deferred tax asset recognized on the fair value adjustments of OMNI’s acquired assets and assumed liabilities.
(6)	The adjustment represents the write down of the book value of OMNI’s property, equipment, and other assets to their estimated fair value at the acquisition date based on their appraised value.
(7)	The adjustment is necessary because the weighted average interest rate of OMNI’s CD’s exceeded the cost of similar funding at the time of acquisition. The fair value adjustment will be amortized to reduce interest expense over the life of the portfolio, which is estimated at 60 months.

(8)	The adjustment is necessary because the interest rate of OMNI’s fixed rate borrowings exceeded current interest rates on similar borrowings.
(9)	The adjustment is necessary because the fair value of the Company’s liability under assumed lease agreements from OMNI is lower than the total cash payments remaining under the existing leases.

The Company’s consolidated financial statements as of and for year period ended December 31, 2011 include the operating results of the acquired assets and assumed liabilities for the 214 days subsequent to the May 31, 2011 acquisition date. Due to the system conversion of the acquired entity in July 2011 and subsequent integration of the operating activities of the acquired branches into existing Company markets, disclosure of the revenue from the assets acquired and income before income taxes is impracticable for the 214-day period. Because OMNI’s general ledger, loan, deposit, and other core systems were integrated with and converted to the Company’s operating system, historical reporting for the former OMNI branches is impracticable as a result of the integration of products, services, and employees into multiple existing markets. In addition, expenses for the acquired OMNI branches, including significant salary and employee benefit expenses, were co-mingled with those of the Company, making separate reporting potentially misleading.

Cameron Bancshares, Inc.

On May 31, 2011, the Company acquired Cameron Bancshares, Inc. (“Cameron”), the holding company of Cameron State Bank, headquartered in Lake Charles, Louisiana, with 22 offices and 48 ATMs in the Lake Charles region. The Company acquired Cameron in order to expand its banking operations into the Lake Charles, Louisiana area. The Company acquired all of the outstanding common stock of the former Cameron shareholders for total consideration of $143,241,000, which resulted in goodwill of $71,557,000, as shown in the following table:

(dollars in thousands)	Number of Shares	Amount
Equity Consideration
Common Stock issued	2,384,461	$140,087
Options issued	—	—

Total Equity Consideration		$140,087

Non-Equity Consideration
Change in Control Payments		$3,144
Cash		10

Total Non-Equity Consideration		$3,154

Total Consideration Paid		$143,241
Fair Value of Net Assets Acquired including Identifiable Intangible Assets		71,684

Goodwill		$71,557

The acquisition was accounted for under the purchase method of accounting in accordance with ASC Topic 805. Both the purchased assets and liabilities assumed were recorded at their respective acquisition date fair values. Identifiable intangible assets, including core deposit intangible assets, were recorded at fair value. Because the consideration paid was greater than the net fair value of the acquired assets and liabilities, the Company recorded goodwill as part of the acquisition.

In accordance with ASC Topic 805, estimated fair values are subject to change up to one year after the acquisition date. This allows for adjustments to the initial purchase entries if additional information relative to closing date fair values becomes available. Material adjustments to acquisition date estimated fair values would be recorded in the period in which the acquisition occurred, and as a result, previously reported results are subject to change. The Company made certain adjustments to the estimated fair value of the assets and liabilities acquired in connection with the Cameron acquisition during the third and fourth quarters of 2011 based on further analysis, as the Company refined its estimate of fair values in the acquired loan portfolio based on a refinement of future estimated cash flows, review of loan types, refinements of discounts, losses given default, and underlying collateral values. As a result of this analysis during the subsequent periods, the fair value of the loans, OREO, and other assets acquired from Cameron were revised, resulting in additional goodwill of $20,242,000. The table below summarizes all material adjustments to the fair value of the assets acquired in the Cameron transaction during the measurement period and the impact these adjustments had on the goodwill recorded on the acquisition.

(dollars in thousands)	Amount

Goodwill, as originally reported	$51,315
Adjustments:
Valuation – loans acquired from Cameron	29,144
Valuation – OREO acquired from Cameron	315
Valuation – deferred tax asset	(9,208)
Other asset valuations	(9)

Total adjustments to goodwill	20,242

Goodwill, as adjusted	$71,557

The acquired assets and liabilities, as well as the adjustments to record the assets and liabilities at fair value, are presented in the following table. The table also includes intangible assets other than goodwill created in the acquisition, namely, core deposit intangible assets.

(dollars in thousands)	As Acquired	Fair Value Adjustments		As recorded by IBERIABANK
Assets
Cash and cash equivalents	$29,191	$—		$29,191
Investment securities	223,720	(35	) (1)	223,685
Loans	404,633	(22,559	) (2)	382,074
Other real estate owned	710	(315	) (3)	395
Core deposit intangible	—	5,178	(4)	5,178
Deferred tax asset	2,778	9,208	(5)	11,986
Other assets	41,747	(4,175	) (6)	37,572

Total Assets	$702,779	$(12,698)		$690,081

Liabilities
Interest-bearing deposits	402,090	818	(7)	402,908
Noninterest-bearing deposits	164,363	—		164,363
Borrowings	46,804	2,198	(8)	49,002
Other liabilities	2,124	—		2,124

Total Liabilities	$615,381	$3,016		$618,397

Explanation of Certain Fair Value Adjustments

(1)	The adjustment represents the write down of the book value of Cameron’s investments to their estimated fair value based on fair values on the date of acquisition.
(2)	The adjustment represents the write up of the book value of Cameron’s loans to their estimated fair value based on current interest rates and expected cash flows, which includes an estimate of expected loan losses inherent in the portfolio.
(3)	The adjustment represents the write down of the book value of Cameron’s OREO properties to their estimated fair value at the acquisition date based on their appraised value, as adjusted for costs to sell.
(4)	The adjustment represents the value of the core deposit base assumed in the acquisition. The core deposit asset was recorded as an identifiable intangible asset and will be amortized on an accelerated basis over the average life of the deposit base, estimated to be 10 years.
(5)	The adjustment represents the value of the deferred tax asset recognized on the fair value adjustments of Cameron’s acquired assets and assumed liabilities.
(6)	The adjustment represents the write down of the book value of Cameron’s property, equipment, and other assets to their estimated fair value at the acquisition date based on their appraised value.
(7)	The adjustment is necessary because the weighted average interest rate of Cameron’s CD’s exceeded the cost of similar funding at the time of acquisition. The fair value adjustment will be amortized to reduce interest expense on a declining basis over the life of the portfolio, which is estimated at 69 months.
(8)	The adjustment is necessary because the interest rate of Cameron’s fixed rate borrowings exceeded current interest rates on similar borrowings.

The Company’s unaudited consolidated financial statements as of and for the year ended December 31, 2011 include the operating results of the acquired assets and assumed liabilities for the 214 days subsequent to the May 31, 2011 acquisition date. Due to the system conversion of the acquired entity in July 2011 and subsequent integration of the operating activities of the acquired branches into existing Company markets, disclosure of the revenue from the assets acquired and income before income taxes is impracticable for the 214-day period. Because Cameron’s general ledger, loan, deposit, and other core systems were integrated with and converted to the Company’s operating system, historical reporting for the former Cameron branches is impracticable as a result of the integration of products, services, and employees into multiple existing markets. In addition, expenses for the acquired Cameron branches, including significant salary and employee benefit expenses, were co-mingled with those of the Company, making separate reporting potentially misleading.

Purchase of certain assets of Florida Trust Company

On June 14, 2011, the Company purchased certain assets of the Florida Trust Company, a wholly-owned subsidiary of the Bank of Florida Corporation. Florida Trust Company operates offices in Naples and Ft. Lauderdale, Florida. Upon acquisition, the Florida Trust Company became part of the trust and asset management division of IBERIABANK.

Under terms of the agreement, IBERIABANK paid the Bank of Florida Corporation $700,000 and will pay a contingent payment of up to $700,000 for the acquisition of substantially all of the assets of Florida Trust Company. The contingent payment will be paid approximately one year after the consummation of the transaction and will be determined based on the amount of revenue realized by IBERIABANK during that period generated from the former Florida Trust Company clients.

The acquisition was accounted for under the purchase method of accounting in accordance with ASC Topic 805. The acquisition resulted in additional intangible assets of $1,400,000 included in the Company’s consolidated balance sheet as of December 31, 2011, of which $52,000 was goodwill.

Supplemental pro forma information

The following pro forma information for the years ended December 31, 2011 and 2010 reflects the Company’s estimated consolidated results of operations as if the acquisitions of OMNI, Cameron, and Florida Trust Company occurred at January 1, 2010, unadjusted for potential cost savings.

(dollars in thousands, except per share data)	2011	2010

Interest and noninterest income	$586,128	$618,286
Net income	56,051	59,739
Earnings per share – basic	1.89	2.07
Earnings per share – diluted	1.89	2.06

NOTE 4 – INVESTMENT SECURITIES

The amortized cost and fair values of investment securities, with gross unrealized gains and losses, consist of the following:

(dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2011

Securities available for sale:
U.S. Government-sponsored enterprise obligations	$336,859	$5,633	$(4)	$342,488
Obligations of state and political subdivisions	137,503	6,500	(198)	143,805
Mortgage backed securities	1,289,775	28,317	(718)	1,317,374
Other securities	1,460	78	—	1,538

Total securities available for sale	$1,765,597	$40,528	$(920)	$1,805,205

Securities held to maturity:
U.S. Government-sponsored enterprise obligations	$85,172	$1,921	$—	$87,093
Obligations of state and political subdivisions	81,053	3,682	(57)	84,678
Mortgage backed securities	26,539	800	—	27,339

Total securities held to maturity	$192,764	$6,403	$(57)	$199,110

December 31, 2010

Securities available for sale:
U.S. Government-sponsored enterprise obligations	$424,180	$2,414	$(3,794)	$422,800
Obligations of state and political subdivisions	39,896	668	(395)	40,169
Mortgage backed securities	1,255,624	19,508	(11,263)	1,263,869
Other securities	2,882	74	—	2,956

Total securities available for sale	$1,722,582	$22,664	$(15,452)	$1,729,794

Securities held to maturity:
U.S. Government-sponsored enterprise obligations	$180,479	$2,549	$(68)	$182,960
Obligations of state and political subdivisions	75,768	480	(1,728)	74,520
Mortgage backed securities	33,773	741	—	34,514

Total securities held to maturity	$290,020	$3,770	$(1,796)	$291,994

At December 31, 2011, the Company’s exposure to three investment security issuers individually exceeded 10% of shareholders’ equity:

(dollars in thousands)	Amortized Cost	Market Value

Federal National Mortgage Association (Fannie Mae)	$878,108	$896,142
Government National Mortgage Association (Ginnie Mae)	257,703	263,122
Federal Home Loan Mortgage Corporation (Freddie Mac)	467,908	477,175

Total	$1,603,719	$1,636,439

Securities with carrying values of $1,698,943,000 and $1,230,358,000 were pledged to secure public deposits and other borrowings at December 31, 2011 and 2010, respectively.

Management evaluates securities for other-than-temporary impairment at least quarterly, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to 1) the length of time and the extent to which the fair value has been less than amortized cost, 2) the financial condition and near-term prospects of the issuer, and 3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value above amortized cost. In analyzing an issuer’s financial condition, management considers whether the securities are issued by the federal government or its agencies and whether downgrades by bond rating agencies have occurred, as well as review issuer financial statements and industry analysts’ reports.

Information pertaining to securities with gross unrealized losses at December 31, 2011 and 2010, aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows:

	Less Than Twelve Months		Over Twelve Months		Total
(dollars in thousands)	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
December 31, 2011
Securities available for sale:
U.S. Government-sponsored enterprise obligations	$(4)	$9,996	$—	$—	$(4)	$9,996
Obligations of state and political subdivisions	(11)	1,104	(187)	1,085	(198)	2,189
Mortgage backed securities	(545)	147,803	(173)	21,679	(718)	169,482

Total securities available for sale	$(560)	$158,903	$(360)	$22,764	$(920)	$181,667

Securities held to maturity:
U.S. Government-sponsored enterprise obligations	$—	$—	$—	$—	$—	$—
Obligations of state and political subdivisions	(26)	2,354	(31)	1,297	(57)	3,651
Mortgage backed securities	—	—	—	—	—	—

Total securities held to maturity	$(26)	$2,354	$(31)	$1,297	$(57)	$3,651

December 31, 2010
Securities available for sale:
U.S. Government-sponsored enterprise obligations	$(3,794)	$195,785	$—	$—	$(3,794)	$195,785
Obligations of state and political subdivisions	(395)	6,771	—	—	(395)	6,771
Mortgage backed securities	(10,678)	528,280	(585)	20,908	(11,263)	549,188

Total securities available for sale	$(14,867)	$730,836	$(585)	$20,908	$(15,452)	$751,744

Securities held to maturity:
U.S. Government-sponsored enterprise obligations	$(68)	$7,075	$—	$—	$(68)	$7,075
Obligations of state and political subdivisions	(1,526)	36,646	(202)	1,128	(1,728)	37,774
Mortgage backed securities	—	—	—	—	—	—

Total securities held to maturity	$(1,594)	$43,721	$(202)	$1,128	$(1,796)	$44,849

At December 31, 2011, 50 debt securities had unrealized losses of 0.5% of the securities’ amortized cost basis and 0.1% of the Company’s total amortized cost basis. The unrealized losses for each of the 50 securities relate to market interest rate changes. 12 of the 50 securities have been in a continuous loss position for over twelve months at December 31, 2011. These 12 securities had an aggregate amortized cost basis and unrealized loss of $24,453,000 and $391,000 respectively. The 12 securities were issued by either Federal National Mortgage Association (Fannie Mae), Federal Home Loan Mortgage Corporation (Freddie Mac) or by state and political subdivisions (Municipals). The Fannie Mae and Freddie Mac securities are rated AA+ by S&P and Aaa by Moodys.

At December 31, 2010, 142 debt securities had unrealized losses of 2.1% of the securities’ amortized cost basis and 0.9% of the Company’s total amortized cost basis. The unrealized losses for each of the 142 securities relate to market interest rate changes. Ten of the 142 securities had been in a continuous loss position for over twelve months. These ten securities had an aggregate amortized cost basis and unrealized loss of $22,822,000 and $787,000, respectively. The ten securities were issued by either Federal National Mortgage Association (Fannie Mae), Federal Home Loan Mortgage Corporation (Freddie Mac) or by state and political subdivisions (Municipals). The Fannie Mae and Freddie Mac securities were rated AAA.

The Company assessed the nature of the losses in its portfolio as of December 31, 2011 and 2010 to determine if there are losses that are deemed other-than-temporary. In its analysis of these securities, management considered numerous factors to determine whether there were instances where the amortized cost basis of the debt securities would not be fully recoverable, including, but not limited to:

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

Based on its analysis, the Company recorded an other-than-temporary impairment charge of $509,000 for the year ended December 31, 2011. During 2011, management assessed the operating environment of a bond issuer as adverse and thus concluded that the Company had one unrated revenue municipal bond that warranted the other-than-temporary impairment charge during the year ended December 31, 2011. During the year ended December 31, 2010, the Company recorded an other-than-temporary impairment charge of $517,000 on the same bond. The specific impairment was related to the loss of the contracted revenue source required for bond repayment. The Company determined the impairment charge using observable market data for similar assets, including third party valuation of the security, as well as information from unobservable inputs, including its best estimate of the recoverability of the amortized cost of the security as outlined above. Changes to the unobservable inputs used by the Company would have resulted in a higher or lower impairment charge, but the unobservable inputs were not highly sensitive and would not result in a material difference in the impairment charge recorded for the year ended December 31, 2011. The bond was acquired in 2007 and was impaired 10% during the year ended December 31, 2007 based on significant delays in construction of the project. The additional charges in 2011 and 2010 brought the total impairment to 52% of the par value of the bond and provided a fair value of the bonds that was consistent with current market pricing. Because adverse conditions were noted in the operations of the bond issuer, the Company recorded the other-than-temporary impairment, but noted the bond continues to have insurance coverage from a monoline insurers and the Company is current on its receipt of interest related to the bonds. As a result of the Company’s analysis, no other declines in the market value of the Company’s investment securities are deemed to be other-than-temporary at December 31, 2011.

The amortized cost and estimated fair value by maturity of investment securities at December 31, 2011 are shown in the following table. Securities are classified according to their contractual maturities without consideration of principal amortization, potential prepayments or call options. Accordingly, actual maturities may differ from contractual maturities.

	Securities Available for Sale			Securities Held to Maturity
(dollars in thousands)	Weighted Average Yield	Amortized Cost	Fair Value	Weighted Average Yield	Amortized Cost	Fair Value
Within one year or less	2.38%	$11,116	$11,298	1.28%	$20,971	$21,087
One through five years	2.21	152,826	155,746	2.12	70,563	72,555
After five through ten years	2.41	567,138	582,033	3.08	24,553	25,927
Over ten years	2.49	1,034,517	1,056,128	3.08	76,677	79,541

Totals	2.44%	$1,765,597	$1,805,205	2.53%	$192,764	$199,110

The following is a summary of realized gains and losses from the sale of securities classified as available for sale.

	Years Ended December 31,
(dollars in thousands)	2011	2010	2009

Realized gains	$3,429	$5,172	$6,775
Realized losses	(7)	—	(40)

Net realized gains	$3,422	$5,172	$6,735

In addition to the gains above, the Company realized certain immaterial gains on the calls of held to maturity securities.

NOTE 5 – LOANS RECEIVABLE

Loans receivable at December 31, 2011 and 2010 consist of the following:

(dollars in thousands)
	2011	2010
Residential mortgage loans:
Residential 1-4 family	$483,244	$616,550
Construction/ Owner Occupied	16,143	14,822

Total residential mortgage loans	499,387	631,372

Commercial loans:
Real estate	3,318,982	2,647,107
Business	2,045,374	1,515,856

Total commercial loans	5,364,356	4,162,963

Consumer loans:
Indirect automobile	261,896	255,322
Home equity	1,061,437	834,840
Other	200,961	150,835

Total consumer loans	1,529,294	1,240,997

Total loans receivable	$7,388,037	$6,035,332

In 2009, the Company acquired substantially all of the assets and liabilities of CapitalSouth Bank (“CSB”), and certain assets and assumed certain deposit and other liabilities of Orion Bank (“Orion”) and Century Bank (“Century”). In 2010, the Company acquired certain assets and assumed certain deposit and other liabilities of Sterling Bank. The loans and foreclosed real estate that were acquired in these transactions are covered by loss share agreements between the FDIC and IBERIABANK, which afford IBERIABANK significant loss protection. Under the loss share agreements, the FDIC will cover 80% of covered loan and foreclosed real estate losses up to certain thresholds for all four acquisitions and 95% of losses that exceed those thresholds for CSB, Orion, and Century only.

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

Non-covered Loans

The following is a summary of the major categories of non-covered loans outstanding as of December 31:

(dollars in thousands)
Non-covered Loans:	2011	2010
Residential mortgage loans:
Residential 1-4 family	$266,970	$355,164
Construction/ Owner Occupied	16,143	14,822

Total residential mortgage loans	283,113	369,986

Commercial loans:
Real estate	2,591,013	1,781,744
Business	1,896,496	1,341,352

Total commercial loans	4,487,509	3,123,096

Consumer loans:
Indirect automobile	261,896	255,322
Home equity	826,463	555,749
Other	194,607	148,432

Total consumer loans	1,282,966	959,503

Total non-covered loans receivable	$6,053,588	$4,452,585

The following tables provide an analysis of the aging of non-covered loans as of December 31, 2011 and 2010. Because of the difference in the accounting for acquired loans, discussed in the “Accounting for acquired loans and related FDIC loss share receivable” section of Note 1, the tables below further segregate the Company’s non-covered loans receivable between loans acquired from OMNI and Cameron in 2011 and loans that were not acquired in 2011.

	Non-covered loans excluding acquired loans
(dollars in thousands)
	Past Due (1)
December 31, 2011	30-59 days	60-89 days	Greater than 90 days	Total past due	Current	Total non- covered loans, net of unearned income	Recorded investment > 90 days and accruing

Residential
Prime	$731	$325	$6,009	$7,065	$271,534	278,599	$1,099
Subprime	—	—	—	—	—	—	—
Commercial
Real Estate – Construction	266	—	2,582	2,848	273,824	276,672	—
Real Estate- Other	880	54	34,087	35,021	1,778,235	1,813,256	636
Commercial Business	302	277	6,642	7,221	1,793,959	1,801,180	20
Consumer
Indirect Automobile	1,232	159	994	2,385	248,070	250,455	—

Home Equity	3,102	717	4,955	8,774	741,968	750,742	82
Credit Card	467	107	403	977	46,786	47,763	—
Other	349	147	623	1,119	129,640	130,759	4

Total	$7,329	$1,786	$56,295	$65,410	$5,284,016	$5,349,426	$1,841

	Non-covered loans excluding acquired loans
(dollars in thousands)
	Past Due
December 31, 2010	30-59 days	60-89 days	Greater than 90 days	Total past due	Current	Total loans, net of unearned income	Recorded investment > 90 days and accruing

Residential
Prime	$421	$1,002	$6,196	$7,620	$362,366	$369,986	$280
Subprime	—	—	—	—	—	—	—
Commercial
Real Estate – Construction	—	486	9,850	10,336	254,912	265,248	13
Real Estate – Other	3,568	1,975	24,788	30,331	1,486,165	1,516,496	1,018
Commercial Business	406	—	1,993	2,399	1,338,953	1,341,352	144
Consumer
Indirect Automobile	1,002	165	1,046	2,213	253,109	255,322	—
Home Equity	2,406	1,122	5,466	8,994	546,755	555,749	—
Credit Card	146	94	378	618	42,298	42,916	—
Other	361	157	1,232	1,750	103,766	105,516	—

Total	$8,310	$5,001	$50,950	$64,261	$4,388,324	$4,452,585	$1,455

(1)	Past due loans include loans on nonaccrual status as of the period indicated. Nonaccrual loans are presented separately in the “Nonaccrual Loans” section below.

	Acquired loans from OMNI and Cameron
(dollars in thousands)
	Past Due (1)						Total non-	Recorded
December 31, 2011	30-59 days	60-89 days	Greater than 90 days	Total past due	Current	Discount (1)	covered loans, net of unearned income	investment > 90 days and accruing

Residential
Prime	$124	$60	$185	$369	$4,145	$—	$4,514	$185
Subprime	—	—	—	—	—	—	—	—
Commercial
Real Estate – Construction	629	—	3,755	4,384	61,705	(6,458)	59,631	345
Real Estate – Other	7,213	4,036	29,725	40,974	448,288	(47,808)	441,454	794
Commercial Business	183	69	639	891	105,796	(11,371)	95,316	3
Consumer
Indirect Automobile	171	10	258	439	10,813	189	11,441	—
Home Equity	2,509	125	4,104	6,738	73,822	(4,839)	75,721	438
Credit Card	—	—	—	—	—	—	—	—
Other	413	545	571	1,529	16,067	(1,511)	16,085	150

Total	$11,242	$4,845	$39,237	$55,324	$720,636	$(71,798)	$704,162	$1,915

(1)	Past due information includes loans acquired from OMNI and Cameron at the gross contractual balance outstanding at December 31, 2011.

Nonaccrual Loans

The following table provides an analysis of non-covered loans on nonaccrual status at December 31, 2011 and 2010. Nonaccrual loans in the table exclude loans acquired from OMNI and Cameron.

(dollars in thousands)
	2011	2010
Residential
Prime	$4,910	$5,916
Subprime	—	—
Commercial
Real Estate – Construction	2,582	9,837
Real Estate – Other	33,451	23,771
Business	6,622	1,849
Consumer
Indirect Automobile	994	1,046
Home Equity	4,873	5,466
Credit Card	403	378
Other	619	1,233

Total	$54,454	$49,496

The amount of interest income that would have been recorded in 2011, 2010, and 2009 if total nonaccrual loans had been current in accordance with their original terms was approximately $4,113,000, $2,198,000, and $1,388,000, respectively.

Covered Loans

The carrying amount of the acquired covered loans at December 31, 2011 and 2010 consisted of loans determined to be impaired at the time of acquisition, which are accounted for in accordance with ASC Topic 310-30, and loans that were considered to be performing at the acquisition date, accounted for by analogy to ASC Topic 310-30, as detailed in the following tables.

(dollars in thousands)	December 31, 2011
Covered loans	ASC 310-30 Loans	Non- ASC 310-30 Loans	Total Covered Loans
Residential mortgage loans:
Residential 1-4 family	$31,809	$184,465	$216,274

Total residential mortgage loans	31,809	184,465	216,274
Commercial loans:
Real estate	23,127	704,841	727,968
Business	4,053	144,825	148,878

Total commercial loans	27,180	849,666	876,846
Consumer loans:
Home equity	30,267	204,707	234,974
Other	116	6,239	6,355

Total consumer loans	30,383	210,946	241,329

Total covered loans receivable	$89,372	$1,245,077	$1,334,449

(dollars in thousands)	December 31, 2010
Covered loans	ASC 310-30 Loans	Non- ASC 310-30 Loans	Total Covered Loans
Residential mortgage loans:
Residential 1-4 family	$50,566	$210,820	$261,386

Total residential mortgage loans	50,566	210,820	261,386
Commercial loans:
Real estate	146,331	719,032	865,363
Business	6,119	168,385	174,504

Total commercial loans	152,450	887,417	1,039,867
Consumer loans:
Home equity	59,689	219,402	279,091
Other	543	1,860	2,403

Total consumer loans	60,232	221,262	281,494

Total covered loans receivable	$263,248	$1,319,499	$1,582,747

During the year ended December 31, 2011, the Company increased its allowance for loan losses to reserve for estimated additional losses in a limited number of loan pools. For the year ended December 31, 2011, the increase in the allowance was recorded by a charge to the provision for loan losses of $5,893,000 and an increase of $57,121,000 in the indemnification asset for the portion of the losses recoverable from the FDIC in accordance with the loss sharing agreements.

ASC 310-30 loans

The Company acquired certain loans through the OMNI, Cameron, CSB, Orion, Century, Sterling, and other previous acquisitions which are subject to ASC Topic 310-30. The Company’s allowance for loan losses for all acquired loans subject to ASC Topic 310-30 would reflect only those losses incurred after acquisition.

The carrying amount of the loans acquired from OMNI and Cameron during 2011 and the Sterling loans acquired during 2010 is detailed in the following tables.

(dollars in thousands) December 31, 2011	Acquired Impaired Loans	Acquired Performing Loans	Total Acquired Loan Portfolio
Contractually required principal and interest at acquisition	$88,556	$975,870	$1,064,426
Nonaccretable difference (expected losses and foregone interest)	(34,824)	(72,827)	(107,651)

Cash flows expected to be collected at acquisition	53,732	903,043	956,775
Accretable yield	(7,346)	(139,163)	(146,509)

Basis in acquired loans at acquisition	$46,386	$763,880	$810,226 (1)

(dollars in thousands) December 31, 2010	Acquired Impaired Loans	Acquired Performing Loans	Total Acquired Loan Portfolio
Contractually required principal and interest at acquisition	$49,823	$205,154	$254,977
Nonaccretable difference (expected losses and foregone interest)	(30,890)	(61,836)	(92,726)

Cash flows expected to be collected at acquisition	18,933	143,318	162,251
Accretable yield	(207)	(10,843)	(11,050)

Basis in acquired loans at acquisition	$18,726	$132,475	$151,201 (1)

(1)	Excludes overdraft balances, credit card loans, and in-process accounts included in total loans at the acquisition date.

The following is a summary of changes in the accretable yields of acquired loans during the years ended December 31, 2011 and 2010.

(dollars in thousands) December 31, 2011	Acquired Impaired Loans	Acquired Performing Loans	Total Acquired Loan Portfolio

Balance, beginning of period	$82,381	$626,190	$708,571
Acquisition	7,346	139,163	146,509
Net transfers from (to) nonaccretable difference to (from) accretable yield	37,687	(216,551)	(178,864)
Accretion	(43,580)	(161,825)	(205,405)

Balance, end of period	$83,834	$386,977	$470,811

(dollars in thousands) December 31, 2010	Acquired Impaired Loans	Acquired Performing Loans	Total Acquired Loan Portfolio

Balance, beginning of period	$6,598	$222,986	$229,584
Acquisition	207	10,843	11,050
Transfers from nonaccretable difference to accretable yield	89,217	520,364	609,581
Accretion	(913,641)	(128,003)	(141,644)

Balance, end of period	$82,381	$626,190	$708,571

Accretable yield during 2011 decreased primarily as a result of the accretion recognized and a change in prepayment speed assumptions during the year. Accretable yield during 2010 decreased primarily as a result of an increase in expected cash flows on the Company’s covered loans during 2010.

Troubled Debt Restructurings

During the course of its lending operations, the Company periodically grants concessions to its customers in an attempt to protect as much of its investment as possible and minimize risk of loss. These concessions may include restructuring the terms of a customer loan to alleviate the burden of the customer’s near-term cash requirements. Effective January 1, 2011, the Company adopted the provisions of ASU No.2011-02, Receivables (Topic 310): A Creditor’s Determination of Whether a Restructuring is a Troubled Debt Restructuring, which provides clarification on the determination of whether loan restructurings are considered troubled debt restructurings (“TDRs”). In accordance with the ASU, in order to be considered a TDR, the Company must conclude that the restructuring constitutes a concession and the customer is experiencing financial difficulties. The Company defines a concession to the customer as a modification of existing terms for economic or legal reasons that it would otherwise not consider. The concession is either granted through an agreement with the customer or is imposed by a court or law. Concessions include modifying original loan terms to reduce or defer cash payments required as part of the loan agreement, including but not limited to:

•	a reduction of the stated interest rate for the remaining original life of the debt,

•	extension of the maturity date or dates at a stated interest rate lower than the current market rate for new debt with similar risk characteristics,

•	reduction of the face amount or maturity amount of the debt as stated in the agreement, or

•	reduction of accrued interest receivable on the debt.

In its determination of whether the customer is experiencing financial difficulties, the Company considers numerous indicators, including, but not limited to:

•

whether the customer is currently in default on its existing loan, or is in an economic position where it is probable the customer will be in default on its loan in the foreseeable future without a modification,

•	whether the customer has declared or is in the process of declaring bankruptcy,

•	whether there is substantial doubt about the customer’s ability to continue as a going concern,

•

whether, based on its projections of the customer’s current capabilities, the Company believes the customer’s future cash flows will be insufficient to service the debt, including interest, in accordance with the contractual terms of the existing agreement for the foreseeable future, and

•	whether, without modification, the customer cannot obtain sufficient funds from other sources at an effective interest rate equal to the current market rate for similar debt for a nontroubled debtor.

If the Company concludes that both a concession has been granted and the concession was granted to a customer experiencing financial difficulties, the Company identifies the loan as a TDR in its loan system. For purposes of the determination of an allowance for loan losses on these TDRs, as an identified TDR, the Company considers a loss probable on the loan, and, as a result, the loan is reviewed for specific impairment in accordance with the Company’s allowance for loan loss methodology. If it is determined that losses are probable on such TDRs, either because of delinquency or other credit quality indicator, the Company establishes specific reserves for these loans. For additional information on the Company’s allowance for loan losses, see Note 6 to these unaudited consolidated financial statements.

Information about the Company’s TDRs at December 31, 2011 and 2010 is presented in the following tables. In 2010, the Company adopted the provisions of ASU No. 2010-18, Receivables (Topic 310): Effect of a Loan Modification When the Loan Is Part of a Pool That Is Accounted for as a Single Asset—a consensus of the FASB Emerging Issues Task Force, which provides guidance on the accounting for TDRs. Under the ASU, modifications of loans that are accounted for within a pool under Subtopic 310-30, which include the covered loans above, as well as the loans acquired in the OMNI and Cameron acquisitions completed during 2011, do not result in the removal of those loans from the pool, even if the modification of those loans would otherwise be considered a TDR. This guidance is effective for modifications of loans accounted for within pools occurring after July 15, 2010. As a result, all covered loans and loans acquired from OMNI and Cameron that would otherwise meet the criteria for classification as a troubled debt restructuring are excluded from the tables below.

	Total TDRs
(dollars in thousands)	Accruing Loans
	Current	Past Due Greater than 30 Days	Nonaccrual TDRs	Total TDRs
December 31, 2011
Residential
Prime	$—	$—	$—	$—
Commercial
Real Estate	55	—	21,696	21,751
Business	—	—	1,971	1,971
Consumer
Indirect Automobile	—	—	—	—
Home Equity	—	—	231	231
Credit Card	—	—	—	—
Other	—	—	—	—

Total	$55	$—	$23,898	$23,953

December 31, 2010
Residential
Prime	$—	$—	$—	$—
Commercial
Real Estate	14,968	—	2,445	17,413
Business	—	—	59	59
Consumer
Indirect Automobile	—	—	—	—
Home Equity	—	—	—	—
Credit Card	—	—	—	—
Other	—	—	—	—

Total	$14,968	$—	$2,504	$17,472

Of the $23,953,000 in total TDRs, $10,567,000 occurred during the current year through modification of the original loan terms. These loans were primarily modified by an extension of the maturity date of the loans. Total non-covered TDRs of $17,472,000 at December 31, 2010 included $16,726,000 of TDRs that occurred during the year ended December 31, 2010. Information about the Company’s non-covered TDRs occurring in these periods, as well as non-covered TDRs that subsequently defaulted during the previous twelve months, is presented in the following tables. The Company has defined a default as any loan with a loan payment that is currently past due greater than 30 days, or was past due greater than 30 days at any point during the previous twelve months.

	December 31, 2011			December 31, 2010
(in thousands, except number of loans)	Number of Loans	Pre- modification Outstanding Recorded Investment	Post- modification Outstanding Recorded Investment	Number of Loans	Pre- modification Outstanding Recorded Investment	Post- modification Outstanding Recorded Investment
TDRs occurring during the year
Residential
Prime	—	$—	$—	—	$—	$—
Commercial
Real Estate	7	9,265	8,365	34	17,561	16,667
Business	5	3,001	1,971	3	82	59
Consumer
Indirect Automobile	—	—	—	—	—	—
Home Equity	1	238	231	—	—	—
Credit Card	—	—	—	—	—	—
Other	—	—	—	2	7	—

Total	13	$12,504	$10,567	39	$17,650	$16,726

	December 31, 2011			December 31, 2010
	Number of Loans	Recorded Investment		Number of Loans	Recorded Investment
Total TDRs that subsequently defaulted in the past 12 months
Residential
Prime	—	$—		—	$—
Commercial
Real Estate	30	21,107		35	17,413
Business	6	1,877		3	59
Consumer
Indirect Automobile	—	—		—	—
Home Equity	—	—		—	—
Credit Card	—	—		—	—
Other	—	—		2	—

Total	36	$22,984		40	$17,472

FDIC loss share receivable

The following is a summary of the year to date activity in the FDIC loss share receivable for the periods indicated.

(dollars in thousands)	December 31,
	2011	2010

Balance, beginning of year	$726,871	$1,034,734
Acquisition	—	66,826
Increase due to loan loss provision recorded on FDIC covered loans	57,121	64,922
(Amortization) Accretion	(72,086)	(13,024)
Submission of reimbursable losses to the FDIC	(117,939)	(424,258)
Other	(2,123)	(2,329)

Balance, end of year	$591,844	$726,871

NOTE 6 – ALLOWANCE FOR LOAN LOSSES AND CREDIT QUALITY

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

In connection with acquisitions, the Company acquires certain loans considered impaired and accounts for these loans under the provisions of ASC Topic 310, which require the initial recognition of these loans at the present value of amounts expected to be received. Further, the Company also accounts for non-impaired loans acquired in acquisitions by analogy to ASC 310, as discussed in Note 1. The allowance for loan losses previously associated with these loans does not carry over. Any deterioration in the credit quality of these loans subsequent to acquisition would be considered in the allowance for loan losses. For any increases in cash flows expected to be collected, the Company adjusts the amount of accretable yield recognized on a prospective basis over the loan’s or pool’s remaining life.

A summary of changes in the allowance for loan losses, in total and for the covered loan and non-covered loan portfolios, for the years ended December 31, 2011, 2010, and 2009 is as follows:

(dollars in thousands)	2011	2010	2009
Balance, beginning of year	$136,100	$55,768	$40,872

Provision charged to operations	25,867	42,451	45,370
Provision recorded through FDIC loss share receivable	57,121	64,922	147

Decrease in balance for transfer of covered loans to OREO	(17,143)	—	—

Loans charged-off	(16,159)	(33,858)	(33,267)

Recoveries	7,975	6,817	2,646

Balance, end of year	$193,761	$136,100	$55,768

(dollars in thousands)	December 31, 2011
	Covered Loans	Non-covered loans	Total

Balance, beginning of year	$73,640	$62,460	$136,100

Provision for loan losses before benefit attributable to FDIC loss share agreements	63,014	19,974	82,988

Benefit attributable to FDIC loss share agreements	(57,121)	—	(57,121)

Net provision for loan losses	5,893	19,974	25,867

Increase in FDIC loss share receivable or discount	57,121	—	57,121

Transfer of balance to OREO	(17,143)	—	(17,143)

Loans charged-off	(1,137)	(15,022)	(16,159)

Recoveries	526	7,449	7,975

Balance, end of year	$118,900	$74,861	$193,761

(dollars in thousands)	December 31, 2010
	Covered Loans	Non-covered loans	Total

Balance, beginning of year	$145	$55,623	$55,768

Provision for loan losses before benefit attributable to FDIC loss share agreements	73,819	33,554	107,373

Benefit attributable to FDIC loss share agreements	(64,922)	—	(64,922)

Net provision for loan losses	8,897	33,554	42,451

Increase in FDIC loss share receivable	64,922	—	64,922

Loans charged-off	(325)	(33,533)	(33,858)
Recoveries	1	6,816	6,817

Balance, end of year	$73,640	$62,460	$136,100

(dollars in thousands)	December 31, 2009
	Covered Loans	Non-covered loans	Total

Balance, beginning of year	$—	$40,872	$40,872

Provision for loan losses before benefit attributable to FDIC loss share agreements	—	45,370	45,370

Benefit attributable to FDIC loss share agreements	—	—	—

Net provision for loan losses	—	45,370	45,370

Increase in FDIC loss share receivable	147	—	147

Loans charged-off	(2)	(33,265)	(33,267)
Recoveries	—	2,646	2,646

Balance, end of year	$145	$55,623	$55,768

A summary of changes in the allowance for loan losses for non-covered loans, by loan portfolio type, for the years ended December 31, 2011 and 2010 is as follows:

(dollars in thousands)
	Commercial Real Estate	Commercial Business	Consumer	Mortgage	Unallocated	Total
December 31, 2011
Allowance for loan losses
Balance, beginning of period	$31,390	$16,473	$13,332	$1,265	$—	$62,460
(Reversal of) Provision for loan losses	6,809	9,533	3,847	(215)	—	19,974
Loans charged off	(7,656)	(471)	(6,673)	(222)	—	(15,022)
Recoveries	5,061	170	2,149	69	—	7,449

Balance, end of period	35,604	25,705	12,655	897	—	74,861

Allowance on loans individually evaluated for impairment	$1,874	$179	$—	$133	$—	$2,186
Allowance on loans collectively evaluated for impairment	33,730	25,526	12,655	764	—	72,675

Loans, net of unearned income
Balance, end of period	$2,591,013	$1,896,496	$1,282,966	$283,113	$—	$6,053,588
Balance, end of period: Loans individually evaluated for impairment	34,541	6,530	231	1,009	—	42,311
Balance, end of period: Loans collectively evaluated for impairment	2,556,472	1,889,966	1,282,735	282,104	—	6,011,277
Balance, end of period: Loans acquired with deteriorated credit quality	4,835	26,531	4,129	—	—	35,495

(dollars in thousands)
	Commercial Real Estate	Commercial Business	Consumer	Mortgage	Unallocated	Total
December 31, 2010
Allowance for loan losses
Balance, beginning of period	$30,771	$12,845	$10,664	$1,343	$—	$55,623
Provision for loan losses	18,563	4,407	9,898	687	—	33,554
Loans charged off	(22,671)	(914)	(9,108)	(840)	—	(33,533)
Recoveries	4,727	135	1,878	76	—	6,816

Balance, end of period	31,390	16,473	13,332	1,265	—	62,460

Allowance on loans individually evaluated for impairment	$206	$—	$—	$—	$—	$206
Allowance on loans collectively evaluated for impairment	31,184	16,473	13,332	1,265	—	62,254

Loans, net of unearned income
Balance, end of period	$1,781,744	$1,341,352	$959,503	$369,986	$—	$4,452,585
Balance, end of period: Loans individually evaluated for impairment	29,222	4,955	—	—	—	34,177
Balance, end of period: Loans collectively evaluated for impairment	1,752,522	1,336,397	959,503	369,986	—	4,418,408
Balance, end of period: Loans acquired with deteriorated credit quality	645	—	—	—	—	645

A summary of changes in the allowance for loan losses for covered loans, by loan portfolio type, for the years ended December 31, 2011 and 2010 is as follows:

(dollars in thousands)
	Commercial Real Estate	Commercial Business	Consumer	Mortgage	Unallocated	Total
December 31, 2011
Allowance for loan losses
Balance, beginning of period	$26,439	$6,657	$12,201	$28,343	$—	$73,640
(Reversal of) Provision for loan losses	6,762	392	971	(2,232)	—	5,893
(Decrease) Increase in FDIC loss share receivable	50,079	2,899	7,188	(3,045)	—	57,121
Transfer of balance to OREO	(13,316)	(160)	(1,705)	(1,962)	—	(17,143)
Loans charged off	(1,073)	—	(42)	(22)	—	(1,137)
Recoveries	284	—	140	102	—	526

Balance, end of period	69,175	9,788	18,753	21,184	—	118,900

Allowance on loans individually evaluated for impairment	$—	$—	$—	$—	$—	$—
Allowance on loans collectively evaluated for impairment	69,175	9,788	18,753	21,184	—	118,900

Loans, net of unearned income
Balance, end of period	$727,968	$148,878	$241,329	$216,274	$—	$1,334,449
Balance, end of period: Loans individually evaluated for impairment	—	—	—	—	—	—
Balance, end of period: Loans collectively evaluated for impairment	727,968	148,878	241,329	216,274	—	1,334,449
Balance, end of period: Loans acquired with deteriorated credit quality	23,127	4,053	30,383	31,809	—	89,372

(dollars in thousands)
	Commercial Real Estate	Commercial Business	Consumer	Mortgage	Unallocated	Total
December 31, 2010
Allowance for loan losses
Balance, beginning of period	$—	$—	$—	$145	$—	$145

Provision for loan losses	3,192	802	1,476	3,426	—	8,897
Increase in FDIC loss share receivable	23,294	5,855	10,773	25,000	—	64,922
Loans charged off	(49)	—	(48)	(228)	—	(325)
Recoveries	1	—	—	—	—	1

Balance, end of period	26,439	6,657	12,201	28,343	—	73,640

Allowance on loans individually evaluated for impairment	$—	$—	$—	$—	$—	$—
Allowance on loans collectively evaluated for impairment	26,439	6,657	12,201	28,343	—	73,640

Loans, net of unearned income
Balance, end of period	$865,363	$174,504	$281,494	$261,386	$—	$1,582,747
Balance, end of period: Loans individually evaluated for impairment	—	—	—	—	—	—
Balance, end of period: Loans collectively evaluated for impairment	865,363	174,504	281,494	261,386	—	1,582,747
Balance, end of period: Loans acquired with deteriorated credit quality	146,331	6,119	60,232	50,566	—	263,248

Credit Quality

The Company utilizes an asset risk classification system in accordance with guidelines established by the Federal Reserve Board as part of its efforts to monitor commercial asset quality. “Special mention” loans are defined as loans where known information about possible credit problems of the borrower cause management to have some doubt as to the ability of these borrowers to comply with the present loan repayment terms and which may result in future disclosure of these loans as nonperforming. For assets with identified credit issues, the Company has two primary classifications for problem assets: “substandard” and “doubtful.” Substandard assets have one or more defined weaknesses and are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected. Doubtful assets have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full questionable and there is a high probability of loss based on currently existing facts, conditions and values. Loans classified as “Pass” do not meet the criteria set forth for special mention, substandard, or doubtful classification and are not considered criticized. Asset risk classifications are periodically reviewed and changed if, in the opinion of management, the risk profile of the customer has changed since the last review of the loan relationship. Asset risk classifications for commercial loans reflect the classification as of December 31, 2011.

The Company’s investment in non-covered loans by credit quality indicator as of December 31, 2011 and 2010 is presented in the following tables. Because of the difference in the accounting for acquired loans, the tables below further segregate the Company’s non-covered loans receivable between loans acquired from OMNI and Cameron in 2011 and loans that were not acquired in 2011.

(dollars in thousands)	Non-covered loans excluding acquired loans
	Commercial Real Estate Construction		Commercial Real Estate- Other		Commercial Business
Credit quality indicator by asset risk classification	2011	2010	2011	2010	2011	2010
Pass	$249,669	$236,830	$1,689,455	$1,422,506	$1,729,279	$1,322,977
Special Mention	18,274	17,918	62,868	25,524	46,225	7,455
Substandard	8,559	10,204	55,236	68,005	25,477	8,105
Doubtful	170	296	5,697	461	199	2,815

Total	276,672	265,248	1,813,256	1,516,496	1,801,180	1,341,352
Discount	—	—	—	—	—	—

Non-covered commercial loans, net	$276,672	$265,248	$1,813,256	$1,516,496	$1,801,180	$1,341,352

	Mortgage - Prime		Mortgage - Subprime
Credit risk by payment status	2011	2010	2011	2010
Current	$271,534	$362,366	$—	$—
Past due greater than 30 days	7,065	7,620	—	—

Total	278,599	369,986	—	—
Discount	—	—	—	—

Non-covered mortgage loans, net	$278,599	$369,986	$—	$—

	Indirect Automobile		Credit Card
Credit risk by payment status	2011	2010	2011	2010
Current	$248,070	$253,109	$46,786	$42,298
Past due greater than 30 days	2,385	2,213	977	618

Total	$250,455	$255,322	$47,763	$42,916

	Home Equity		Consumer - Other
Credit risk by payment status	2011	2010	2011	2010
Current	$741,968	$546,755	$129,640	$103,766
Past due greater than 30 days	8,774	8,994	1,119	1,750

Total	750,742	555,749	130,759	105,516
Discount	—	—	—	—

Non-covered consumer loans, net	$750,742	$555,749	$130,759	$105,516

(dollars in thousands)	Acquired Loans from OMNI and Cameron
	Commercial Real Estate Construction		Commercial Real Estate- Other		Commercial Business
Credit quality indicator by asset risk classification	2011	2010	2011	2010	2011	2010
Pass	$51,510	$—	$360,598	$—	$94,760	$—
Special Mention	9,138	—	53,503	—	7,870	—
Substandard	5,441	—	75,161	—	4,057	—
Doubtful	—	—	—	—	—	—

Total	66,089	—	489,262	—	106,687	—
Discount	(6,458)	—	(47,808)	—	(11,371)	—

Non-covered commercial loans, net	$59,631	—	$441,454	$—	$95,316	$—

	Mortgage - Prime		Mortgage - Subprime
Credit risk by payment status	2011	2010	2011	2010
Current	$4,145	$—	$—	$—
Past due greater than 30 days	369	—	—	—

Total	4,514	—	—	—
Discount	0	—	—	—

Non-covered mortgage loans, net	$4,514	$—	$—	$—

	Indirect Automobile		Credit Card
Credit risk by payment status	2011	2010	2011	2010
Current	$10,813	$—	$—	$—
Past due greater than 30 days	439	—	—	—

Total	$11,252	$—	$—	—
Discount	189	—	—	—

Non-covered consumer loans, net	$11,441	$—	$—	$—

	Home Equity		Consumer - Other
Credit risk by payment status	2011	2010	2011	2010
Current	$73,822	$—	$16,067	$—
Past due greater than 30 days	6,738	—	1,529	—

Total	80,560	—	17,596	—
Discount	(4,839)	—	(1,511)	—

Non-covered consumer loans, net	$75,721	$—	$16,085	$—

As discussed in Note 3 to these unaudited consolidated financial statements, the fair value of loans acquired from OMNI and Cameron is preliminary and subject to refinement in subsequent periods through the second quarter of 2012. Credit quality information in the table above includes loans acquired from OMNI and Cameron at gross contractual balance outstanding at December 31, 2011. Inclusion of these loans elevates classified assets compared to December 31, 2010 and compared to the actual carrying balance of these loans.

The Company’s investment in covered loans by credit quality indicator as of December 31, 2011 and 2010 is presented in the following table. Loan discounts in the table below represent the adjustment of acquired loans to fair value at the time of acquisition in accordance with ASC Topic 805, as adjusted for income accretion and changes in cash flow estimates in subsequent periods.

(dollars in thousands)	Covered Loans
	Commercial
December 31, 2011	Real Estate
Credit quality indicator by asset risk classification	Construction	Other	Business	Total
Pass	$59,936	$282,974	$72,563	$415,473
Special Mention	17,336	87,409	10,965	115,710
Substandard	169,726	349,155	61,268	580,149
Doubtful	705	22,636	4,082	27,423

Total	$247,703	$742,174	$148,878	$1,138,755

	Discount			(261,909)

	Covered commercial loans, net			$876,846

	Mortgage
Credit risk by payment status	Prime	Subprime	Total
Current	$233,305	$—	$233,305
Past due greater than 30 days	94,553	—	94,553

Total	$327,858	$—	$327,858

Discount			(111,584)

Covered mortgage loans, net			$216,274

	Consumer
Credit risk by payment status	Indirect Automobile	Credit Card	Home Equity	Other	Total
Current	$—	$875	$193,366	$4,880	$199,121
Past due greater than 30 days	—	94	107,520	534	108,148

Total	$—	$969	$300,886	$5,414	$307,269

Discount					(65,940)

Covered consumer loans, net					$241,329

(dollars in thousands)	Covered Loans
	Commercial
December 31, 2010	Real Estate
Credit quality indicator by asset risk classification	Construction	Other	Business	Total
Pass	$144,423	$385,910	$126,176	$656,509
Special Mention	27,783	104,228	7,475	139,486
Substandard	245,872	402,397	39,462	687,731
Doubtful	5,245	17,951	1,390	24,586

Total	$423,323	$910,486	$174,503	$1,508,312

	Discount			(468,445)

	Covered commercial loans, net			$1,039,867

	Mortgage
Credit risk by payment status	Prime	Subprime	Total
Current	$294,399	$—	$294,399
Past Due greater than 30 days	107,744	—	107,744

Total	$402,143	$—	$402,143

Discount			(140,757)

Covered mortgage loans, net			$261,386

	Consumer
Credit risk by payment status	Indirect Automobile	Credit Card	Home Equity	Other	Total
Current	$—	$1,079	$230,924	$5,439	$237,442
Past Due greater than 30 days	—	76	142,748	837	143,661

Total	$—	$1,155	$373,672	$6,276	$381,103

Discount					(99,609)

Covered consumer loans, net					$281,494

Impaired Loans

Information on the Company’s investment in impaired loans is presented in the following tables for the periods indicated.

(dollars in thousands)
December 31, 2011	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded
Commercial Loans
Real Estate	$32,267	$32,267	$—	$35,673	$173
Business	6,403	6,403	—	8,642	144

With an allowance recorded
Mortgage Loans
Residential – Prime	$4,763	$4,910	$(147)	$6,163	$30
Residential – Subprime	—	—	—	—	—
Commercial Loans
Real Estate	1,430	3,304	(1,874)	3,315	26
Business	40	219	(179)	423	5
Consumer Loans
Indirect automobile	987	994	(7)	1,399	40
Credit card	391	403	(12)	440	—
Home equity	4,826	4,873	(47)	5,014	59
Other	608	619	(11)	797	8

Total
Mortgage Loans	$4,763	$4,910	(147)	$6,163	$30
Commercial Loans	40,140	42,193	(2,053)	48,053	348
Consumer Loans	6,812	6,889	(77)	7,650	107

(dollars in thousands)
December 31, 2010	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded
Commercial Loans
Real Estate	$21,539	$21,539	$—	$25,433	$936
Business	6,761	6,761	—	6,847	278

With an allowance recorded
Mortgage Loans
Residential – Prime	$5,895	$5,916	$(21)	$4,412	$215
Residential – Subprime	—	—	—	—	—
Commercial Loans
Real Estate	6,532	6,738	(206)	6,745	302
Business	—	—	—	—	—
Consumer Loans
Indirect automobile	1,035	1,046	(11)	980	59
Credit card	369	378	(9)	376	—
Home equity	5,405	5,466	(61)	5,909	239
Other	1,199	1,233	(34)	1,490	26

Total
Mortgage Loans	$5,895	$5,916	$(21)	$4,412	$215
Commercial Loans	34,832	35,038	(206)	39,025	1,516
Consumer Loans	8,008	$8,123	(115)	8,755	324

As of December 31, 2011, the Company was not committed to lend additional funds to any customer whose loan was classified as impaired or as a troubled debt restructuring.

NOTE 7 – LOAN SERVICING

Loans serviced for others, consisting primarily of commercial loan participations sold, are not included in the accompanying consolidated balance sheets. The unpaid principal balances of loans serviced for others were $198,860,000 and $170,505,000 at December 31, 2011 and 2010, respectively. Custodial escrow balances maintained in connection with the foregoing portfolio of loans serviced for others, and included in demand deposits, were immaterial at December 31, 2011 and 2010.

NOTE 8 – PREMISES AND EQUIPMENT

Premises and equipment at December 31, 2011 and 2010 consists of the following:

(dollars in thousands)	2011	2010
Land	$70,022	$54,323
Buildings	211,521	154,420
Furniture, fixtures and equipment	89,283	72,846

Total premises and equipment	370,826	281,589
Accumulated depreciation	(85,219)	(73,186)

Total premises and equipment, net	$285,607	$208,403

Depreciation expense was $13,431,000, $10,359,000, and $8,287,000 for the years ended December 31, 2011, 2010, and 2009, respectively.

The Company actively engages in leasing office space available in buildings it owns. Leases have different terms ranging from monthly rental to five-year leases. At December 31, 2011, income from these leases averaged $128,000 per month. Total lease income for the years ended December 31, 2011, 2010, and 2009 was $1,542,000, $1,574,000, and $1,398,000, respectively. Income from leases is reported as a reduction in occupancy and equipment expense. The total allocated cost of the portion of the buildings held for lease at December 31, 2011 and 2010 was $8,942,000 and $8,375,000, respectively, with related accumulated depreciation of $2,168,000 and $2,042,000, respectively.

The Company leases certain branch and corporate offices, land and ATM facilities through non-cancelable operating leases with terms that range from one to thirty years, with renewal options thereafter. Certain of the leases have escalation clauses and renewal options ranging from monthly renewal to 30 years. The Company amortizes its capitalized leasehold improvements over the length of the initial lease agreement. Total rent expense for the years ended December 31, 2011, 2010, and 2009 totaled $9,803,000, $7,108,000, and $4,586,000, respectively.

Minimum future annual rent commitments under these agreements for the indicated periods follow:

(dollars in thousands)

Year ending December 31,	Amount
2012	$9,655
2013	8,279
2014	7,054
2015	6,354
2016	5,680
2017 and thereafter	30,089

Total	$67,111

NOTE 9 – GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

Changes to the carrying amount of goodwill for the years ended December 31, 2011 and 2010 are provided in the following table.

(dollars in thousands)	Amount
Balance, December 31, 2009	$227,080
Goodwill acquired during the year	7,148

Balance, December 31, 2010	$234,228
Goodwill acquired during the year	135,583

Balance, December 31, 2011	$369,811

The goodwill acquired during the year ended December 31, 2010 was a result of the Sterling acquisition on July 23, 2010. The goodwill acquired during the year ended December 31, 2011 was a result of the OMNI, Cameron, and Florida Trust Company acquisitions. Footnote 3 to these consolidated financial statements provides additional information on the three acquisitions during 2011.

The Company performed the required annual impairment tests of goodwill as of October 1, 2011. The Company’s annual impairment test did not indicate impairment at any of the Company’s reporting units as of the testing date, and subsequent to that date, management is not aware of any events or changes in circumstances since the impairment test that would indicate that goodwill might be impaired.

Title plant

The Company had title plant assets totaling $6,722,000 at December 31, 2011 and 2010, respectively. No events or changes in circumstances occurred during 2011 or 2010 to suggest the carrying value of the title plant was not recoverable.

Intangible assets subject to amortization

The Company’s purchase accounting intangible assets which are subject to amortization include core deposit intangibles, amortized on a straight line or accelerated basis over a 10 year average life, and mortgage servicing rights, amortized over the remaining servicing life of the loans, with consideration given to prepayment assumptions. The definite-lived intangible assets had the following carrying values at December 31:

	2011			2010
(dollars in thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Core deposit intangibles	$45,406	$(21,385)	$24,021	$39,399	$(16,424)	$22,975
Customer relationship intangible asset	1,348	(160)	1,188	—	—	—
Mortgage servicing rights	340	(194)	146	345	(161)	184

Total	$47,094	$(21,739)	$25,355	$39,744	$(16,585)	$23,159

During 2011, the Company recorded $1,348,000 in intangible assets related to the assets acquired in the Florida Trust Company acquisition. The customer relationship intangible asset represents the portion of the purchase price assigned to the fair value of expected future cash flows of the current Florida Trust Company clients. The intangible asset will be amortized on an accelerated basis over 9.5 years.

During 2011, the Company recorded $6,007,000 in core deposit intangible assets related to the deposits acquired in the Omni and Cameron acquisitions.

The related amortization expense of purchase accounting intangible assets is as follows:

(dollars in thousands)	Amount
Aggregate amortization expense for the year ended December 31:
2009	$3,008
2010	5,061
2011	5,236

Estimated amortization expense for the year ended December 31:
2012	$5,209
2013	4,768
2014	4,381
2015	3,550
2016	3,177
2017 and thereafter	4,270

NOTE 10 – OTHER REAL ESTATE OWNED

Other real estate owned and foreclosed property totaled $125,046,000 and $69,217,000 at December 31, 2011 and 2010, respectively. Other real estate owned consists of the following:

(dollars in thousands)	2011	2010
Real estate owned acquired by foreclosure	$119,320	$64,408
Other foreclosed property	5,722	163
Real estate acquired for development or resale	4	4,646

Total other real estate owned and foreclosed property	$125,046	$69,217

At December 31, 2011 and 2010, other real estate is segregated into covered and non-covered properties as follows:

	0000000	0000000	0000000
(dollars in thousands)
December 31, 2011	Non- covered properties	Covered properties	Total
Real estate owned acquired by foreclosure	$34,770	$84,550	$119,320
Other foreclosed property	5,722	—	5,722
Real estate acquired for development or resale	4	—	4

Total other real estate owned and foreclosed property	$40,496	$84,550	$125,046

	0000000	0000000	0000000
(dollars in thousands)
December 31, 2010	Non-covered properties	Covered properties	Total
Real estate owned acquired by foreclosure	$13,840	$50,568	$64,408
Other foreclosed property	9	154	163
Real estate acquired for development or resale	4,646	—	4,646

Total other real estate owned and foreclosed property	$18,495	$50,722	$69,217

NOTE 11 – DEPOSITS

Deposits at December 31, 2011 and 2010 are summarized as follows:

(dollars in thousands)	2011	2010
Negotiable order of withdrawal (NOW)	$3,361,855	$2,160,593
Money market deposits accounts (MMDA)	3,049,151	2,660,702
Savings deposits	332,351	249,412
Certificates of deposit and other time deposits	2,545,656	2,844,399

Total deposits	$9,289,013	$7,915,106

Total time deposits are summarized as follows:

(dollars in thousands)	2011	2010
Time deposits less than $100,000	$1,168,025	$1,330,365
Time deposits greater than $100,000	1,377,631	1,514,034

Total certificates of deposit and other time deposits	$2,545,656	$2,844,399

A schedule of maturities of all certificates of deposit as of December 31, 2011 is as follows:

(dollars in thousands)	Amount
Year ending December 31,
2012	$1,912,211
2013	261,917
2014	139,510
2015	112,145
2016	119,760
2017 and thereafter	113

Total certificate of deposits	$2,545,656

NOTE 12 – SHORT-TERM BORROWINGS

Short-term borrowings at December 31, 2011 and 2010 are summarized as follows:

(dollars in thousands)	2011	2010
Federal Home Loan Bank advances	$192,000	$—
Securities sold under agreements to repurchase	203,543	220,328

Total short-term borrowings	$395,543	$220,328

Securities sold under agreements to repurchase, which are classified as secured borrowings, generally mature daily. Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction. The Company may be required to provide additional collateral based on the fair value of the underlying securities.

The short-term borrowings at December 31, 2011 consisted of one FHLB advance with a maturity of 2 days at a fixed interest rate of 0.140%.

Additional information on the Company’s short-term borrowings for the years indicated is as follows:

(dollars in thousands)	2011	2010	2009
Outstanding at December 31st	$395,543	$220,328	$263,351
Maximum month-end outstanding balance	395,543	289,248	263,351
Average daily outstanding balance	220,146	216,116	197,824
Average rate during the year	0.26%	0.38%	0.66%
Average rate at year end	0.27%	0.24%	0.48%

NOTE 13 – LONG-TERM DEBT

Long-term debt at December 31, 2011 and 2010 is summarized as follows:

(dollars in thousands)	2011	2010

Federal Home Loan Bank notes at:
1.636 to 7.040% fixed	$285,930	$269,237

Notes payable – Investment fund contributions
7 to 40 year term, 0.50 to 5.00% fixed	54,941	51,764

Junior subordinated debt:
Statutory Trust I, 3 month LIBOR(1) plus 3.25%	10,310	10,310
Statutory Trust II, 3 month LIBOR(1) plus 3.15%	10,310	10,310
Statutory Trust III, 3 month LIBOR(1) plus 2.00%	10,310	10,310
Statutory Trust IV, 3 month LIBOR(1) plus 1.60%	15,464	15,464
American Horizons Statutory Trust I, 3 month LIBOR(1) plus 3.15%	6,186	6,186
Statutory Trust V, 3 month LIBOR(1) plus 1.435%	10,310	10,310
Statutory Trust VI, 3 month LIBOR(1) plus 2.75%	12,372	12,372
Statutory Trust VII, 3 month LIBOR(1) plus 2.54%	13,403	13,403
Pocahontas Capital Trust I, Fixed rate of 10.18%	—	7,824
Pulaski Capital Trust I, Fixed rate of 10.875%	—	7,544
Statutory Trust VIII, 3 month LIBOR(1) plus 3.50%	7,217	7,217
OMNI Trust I, 3 month LIBOR(1) plus 3.30%	8,248	—
OMNI Trust II, 3 month LIBOR(1) plus 2.79%	7,732	—

Total long-term debt	$452,733	$432,251

(1)	The interest rate on the Company’s long-term debt indexed to LIBOR is based on the 3-month LIBOR rate. At December 31, 2011, the 3-month LIBOR rate was 0.58%.

FHLB advance repayments are amortized over periods ranging from two to thirty years, and have a balloon feature at maturity. Advances are collateralized by a blanket pledge of mortgage loans and a secondary pledge of FHLB stock and FHLB demand deposits. Total additional advances available from the FHLB at December 31, 2011 were $715,614,000 under the blanket floating lien and $123,644,000 with a pledge of investment securities. The weighted average advance rate at December 31, 2011 was 4.07%.

The Company has various funding arrangements with commercial banks providing up to $115,000,000 in the form of federal funds and other lines of credit. At December 31, 2011, there were no balances outstanding on these lines and all of the funding was available to the Company.

Junior subordinated debt consists of a total of $111,862,000 in Junior Subordinated Deferrable Interest Debentures of the Company issued to statutory trusts that were funded by the issuance of floating rate capital securities of the trusts. Issuances of $10,310,000 each were completed in November 2002, June 2003, September 2004, and June 2007 and an issuance of $15,464,000 was completed in October 2006. The issue of $6,186,000 completed in March 2003 was assumed in the American Horizons acquisition. The Company issued $25,775,000 in November 2007 and $7,217,000 in March 2008 to provide funding for various business activities, primarily loan growth. Issuances of $8,248,000 and $7,732,000 were assumed in the OMNI acquisition during 2011.

The term of the securities is 30 years, and they are callable at par by the Company anytime after 5 years. Interest is payable quarterly and may be deferred at any time at the election of the Company for up to 20 consecutive quarterly periods. During a deferral period, the Company is subject to certain restrictions, including being prohibited from declaring and paying dividends to its common shareholders.

The debentures qualify as Tier 1 Capital and the capital note qualifies as Tier 2 capital for regulatory purposes.

Advances and long-term debt at December 31, 2011 have maturities or call dates in future years as follows:

(dollars in thousands)	Amount
Year ending December 31,
2012	$83,509
2013	31,236
2014	113,804
2015	1,220
2016	10,000
2017 and thereafter	212,964

Total	$452,733

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

The primary types of derivatives used by the Company include interest rate swap agreements, interest rate lock commitments, and written and purchased options.

Interest rate swap agreements

As part of its activities to manage interest rate risk due to interest rate movements, the Company has engaged in interest rate swap transactions to manage exposure to interest rate risk through modification of the Company’s net interest sensitivity to levels deemed to be appropriate. The Company utilizes these interest rate swap agreements to convert a portion of its variable-rate debt to a fixed rate (cash flow hedge). The notional amount on which the interest payments are based is not exchanged. The Company had notional amounts of $70,000,000 in derivative contracts on its debt at both December 31, 2011 and 2010.

In addition to using derivative instruments as an interest rate risk management tool, the Company also enters into derivative instruments to help its commercial customers manage their exposure to interest rate fluctuations. To mitigate the interest rate risk associated with these customer contracts, the Company enters into offsetting derivative contract positions. The Company manages its credit risk, or potential risk of default by its commercial customers, through credit limit approval and monitoring procedures. At December 31, 2011, the Company had notional amounts of $293,794,000 on interest rate contracts with corporate customers and $293,794,000 in offsetting interest rate contracts with other financial institutions to mitigate the Company’s rate exposure on its corporate customers’ contracts. At December 31, 2010, the Company had notional amounts of $247,292,000 in both interest rate contracts with corporate customers and offsetting interest rate contracts with other financial institutions.

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

Rate lock commitments

The Company enters into commitments to originate loans whereby the interest rate on the prospective loan is determined prior to funding (“rate lock commitments”). A rate lock is given to a borrower, subject to conditional performance obligations, for a specified period of time that typically does not exceed 60 days. Simultaneously with the issuance of the rate lock to the borrower, a rate lock is received from an investor for a best efforts or mandatory delivery of the loan. Under the terms of the best efforts delivery lock, the investor commits to purchase the loan at a specified price, provided the loan is funded and delivered prior to a specified date and provided that the credit and loan characteristics meet pre-established criteria for such loans. Rate lock commitments on mortgage loans that are intended to be sold are considered to be derivatives. Accordingly, such commitments are recorded at fair value as derivative assets or liabilities, with changes in fair value recorded in net gain or loss on sale of mortgage loans. The fair value of rate lock commitments was immaterial as of December 31, 2011 and 2010.

Equity-indexed certificates of deposit

Beginning in the second quarter of 2010, IBERIABANK offers its customers a certificate of deposit that provides the purchaser a guaranteed return of principal at maturity plus potential return, which allows IBERIABANK to identify a known cost of funds. The rate of return is based on the performance of ten large cap U.S. stocks in the S&P 500 stock index, representing a variety of industry segments. Because it is based on an equity index, the rate of return represents an embedded derivative that is not clearly and closely related to the host instrument. ASC Topic 815 therefore requires the certificate of deposit be separated into two components: a zero coupon certificate of deposit (the host instrument) and a written option purchased by the depositor (an embedded derivative). The discount on the zero coupon deposit is amortized over the life of the deposit, and the written option is carried at fair value on the Company’s consolidated balance sheet, with changes in fair value recorded through earnings. IBERIABANK offsets the risks of the written option by purchasing an option with terms that mirror the written option and that is also carried at fair value on the Company’s consolidated balance sheet. At December 31, 2011, the Company had equity-indexed certificates of deposit of $158,164,000 with offsetting written options having a notional amount of $158,164,000. At December 31, 2010, the Company had equity-indexed certificates of deposit of $74,171,000 with offsetting written options having a notional amount of $74,171,000.

At December 31, the information pertaining to outstanding derivative instruments, excluding interest rate lock commitments, is as follows.

		Asset Derivatives			Liability Derivatives
	Balance Sheet Location	Fair Value		Balance Sheet Location	Fair Value
(dollars in thousands)		2011	2010		2011	2010
Derivatives designated as hedging instruments under ASC Topic 815

Interest rate contracts	Other assets	$71	$14,414	Other liabilities	$3,010	$—

Total derivatives designated as hedging instruments under ASC Topic 815		$71	$14,414		$3,010	$—

Derivatives not designated as hedging instruments under ASC Topic 815

Interest rate contracts	Other assets	$25,391	$17,420	Other liabilities	$25,391	$17,418

Written and purchased options		6,609	5,486		6,609	5,486

Total derivatives not designated as hedging instruments under ASC Topic 815		$32,000	$22,906		$32,000	$22,904

At December 31, 2011 and 2010, the Company was required to post $1,210,000 in collateral for its derivative transactions. The Company does not anticipate additional assets will be required to be posted as collateral, nor does it believe additional assets would be required to settle its derivative instruments immediately if contingent features were triggered at December 31, 2011. As permitted by generally-accepted accounting principles, the Company does not offset fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral against recognized fair value amounts of derivatives executed with the same counterparty under a master netting agreement.

At December 31, 2011 and 2010, the information pertaining to the effect of the derivative instruments on the consolidated financial statements is as follows.

(dollars in thousands)	Amount of Gain (Loss) Recognized in OCI, net of taxes (Effective Portion)		Location of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)		Location of Gain (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)	Amount of Gain (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)
Derivatives in ASC Topic 815 Cash Flow Hedging Relationships	2011	2010		2011	2010		2011	2010

Interest rate contracts	$(1,911)	$9,370	Interest income (expense)	$(1,722)	$(1,646)	Other income (expense)	$—	$—

Total	$(1,911)	$9,370		$(1,722)	$(1,646)		$—	$—

(dollars in thousands)	Location of Gain (Loss) Recognized in Income on Derivatives	Amount of Gain (Loss) Recognized in Income on Derivatives
Derivatives Not Designated as Hedging Instruments under ASC Topic 815		2011	2010
Interest rate contracts	Other income (expense)	$(2)	$3

Total		$(2)	$3

During the year ended December 31, 2011, the Company has not reclassified into earnings any gain or loss as a result of the discontinuance of cash flow hedges because it was probable the original forecasted transaction would not occur by the end of the originally specified term.

At December 31, 2011, the fair value of derivatives that will mature within the next twelve months is $62,000. The Company does not expect to reclassify any amount from accumulated other comprehensive income into interest income over the next twelve months for derivatives that will be settled.

At December 31, 2011 and 2010, the information pertaining to outstanding interest rate swap agreements is as follows:

(dollars in thousands)	2011	2010
Notional amount	$657,588	$568,755
Weighted average pay rate	3.8%	4.5%
Weighted average receive rate	0.3%	0.5%
Weighted average maturity in years	6.8	6.7
Unrealized gain (loss) relating to interest rate swaps	$(2,939)	$14,414

Changes in the fair value of interest rate swaps designated as hedging the variability of cash flows associated with long-term debt are reported in other comprehensive income. These amounts subsequently are reclassified into interest income and interest expense as a yield adjustment in the same period in which the related interest on the long-term debt affects earnings. As a result of these interest rate swaps, interest expense was decreased by $1,722,000 and $1,646,000 for the year ended December 31, 2011 and 2010, respectively.

NOTE 15 – INCOME TAXES

The provision for income tax expense consists of the following for the years ended December 31:

(dollars in thousands)	2011	2010	2009
Current expense	$33,116	$28,562	$12,330
Deferred expense (benefit)	(11,750)	(3,607)	82,297
Tax credits	(6,734)	(6,214)	(5,489)
Tax benefits attributable to items charged to equity and goodwill	2,349	1,250	1,200

Total income tax expense	$16,981	$19,991	$90,338

There was a balance receivable of $21,580,000 and $5,700,000 for federal and state income taxes at December 31, 2011 and 2010, respectively. The provision for federal income taxes differs from the amount computed by applying the federal income tax statutory rate of 35 percent on income from operations as indicated in the following analysis for the years ended December 31:

(dollars in thousands)	2011	2010	2009

Federal tax based on statutory rate	$24,682	$24,086	$87,042
Increase (decrease) resulting from:
Effect of tax-exempt income	(6,633)	(5,935)	(5,175)
Interest and other nondeductible expenses	1,487	1,295	1,009
State taxes	3,034	3,615	9,261
Tax credits	(6,734)	(6,214)	(5,489)
Goodwill impairment	—	—	2,808
Other	1,145	3,144	882

Total income tax expense	$16,981	$19,991	$90,338
Effective rate	24.1%	29.1%	36.3%

The net deferred tax liability at December 31, 2011 and 2010 is as follows:

(dollars in thousands)	2011	2010

Deferred tax asset:
Allowance for loan losses	$56,684	$23,270
Discount on purchased loans	153	162
Deferred compensation	1,727	1,644
Investments acquired	395	407
Unrealized loss on cash flow hedges	1,029	—
Other	25,381	6,103

Subtotal	85,369	31,586

Deferred tax liability:
Basis difference in acquired assets	(63,140)	(80,986)
FHLB stock	(111)	(497)
Premises and equipment	(15,580)	(9,402)
Acquisition intangibles	(7,310)	(9,525)
Deferred loan costs	(1,732)	(1,559)
Unrealized gain on investments classified as available for sale	(14,197)	(2,856)
Unrealized gain on cash flow hedges	—	(5,045)
Swap gain	—	(1)
Other	(11,584)	(6,772)

Subtotal	(113,654)	(116,643)

Deferred tax liability, net	$(28,285)	$(85,057)

Retained earnings at December 31, 2011 and 2010 included approximately $21,864,000 accumulated prior to January 1, 1987 for which no provision for federal income taxes has been made. If this portion of retained earnings is used in the future for any purpose other than to absorb bad debts, it will be added to future taxable income.

The Company does not believe it has any unrecognized tax benefits included in its consolidated financial statements. The Company has not had any settlements in the current period with taxing authorities, nor has it recognized tax benefits as a result of a lapse of the applicable statute of limitations.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits, if applicable, in noninterest expense. During the years ended December 31, 2011, 2010, and 2009, the Company did not recognize any interest or penalties in its consolidated financial statements, nor has it recorded an accrued liability for interest or penalty payments.

NOTE 16 – SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

Comprehensive income

Comprehensive income is the total of net income and all other non-shareholder changes in equity. Items recognized as components of comprehensive income or loss are displayed in the Company’s consolidated statements of changes in shareholders’ equity. The following is a summary of the changes in the components of other comprehensive income for the years ended December 31:

(dollars in thousands)	2011	2010	2009

Balance at beginning of year	$5,310	$10,376	$12,969
Unrealized gain (loss) on securities available for sale	36,328	(2,103)	2,746
Other-than-temporary impairment realized in net income	(509)	(517)	—
Reclassification adjustment for net gains realized in net income	(3,422)	(5,172)	(6,735)

Net unrealized gain (loss)	32,397	(7,792)	(3,989)
Tax effect	11,339	(2,726)	(1,397)

Net of tax change	21,058	(5,066)	(2,592)

Balance at end of year	$26,368	$5,310	$10,376

Balance at beginning of year	$9,370	$12,040	$(675)
Unrealized gain (loss) on cash flow hedges	(17,355)	(4,109)	19,561
Tax effect	6,074	1,439	(6,847)

Net of tax change	(11,281)	(2,670)	12,714

Balance at end of year	(1,911)	9,370	12,040

Total change in other comprehensive income (loss), net of income taxes	9,777	(7,736)	10,122

Total balance in other comprehensive income, net of income taxes	$24,457	$14,680	$22,416

Treasury share repurchases

Share repurchases may be made from time to time, on the open market or in privately negotiated transactions, at the discretion of the management of the Company, after the Board of Directors authorizes a repurchase program. The approved share repurchase program does not obligate the Company to repurchase any dollar amount or number of shares, and the program may be extended, modified, suspended, or discontinued at any time. Stock repurchases generally are affected through open market purchases, and may be made through unsolicited negotiated transactions. The timing of these repurchases will depend on market conditions and other requirements.

In August of 2011, the Board of Directors authorized the repurchase of up to 900,000 shares of common stock, and in October authorized the repurchase of an additional 900,000 shares of common stock.

The following table details these purchases during 2011. Information is based on the settlement date of the transactions. The average price paid per share includes commissions paid. No shares were repurchased during the months not presented in the table.

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plan	Maximum Number of Shares Available for Purchase Pursuant to Publicly Announced Plan

July 1-31	—	$—	—	—
August 1-31	331,291	46.03	331,291	568,709
September 1-30	568,709	45.96	568,709	—
October 1-31	—	—	—	900,000

Total	900,000	$45.98	900,000	900,000

NOTE 17 – CAPITAL REQUIREMENTS AND OTHER REGULATORY MATTERS

The Company and IBERIABANK are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and IBERIABANK must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and IBERIABANK to maintain minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to average assets. Management believes, as of December 31, 2011 and 2010, that the Company and IBERIABANK met all capital adequacy requirements to which they are subject.

As of December 31, 2011, the most recent notification from the Federal Deposit Insurance Corporation categorized IBERIABANK as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since the notification that management believes have changed either entity’s category. The Company’s and IBERIABANK’s actual capital amounts and ratios as of December 31, 2011 and 2010 are presented in the following table.

	Actual		Minimum		Well Capitalized
(dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount		Ratio

December 31, 2011
Tier 1 leverage capital:
IBERIABANK Corporation	$1,164,801	10.45%	$445,905	4.00%	$	N/A	N/A	%
IBERIABANK	997,277	9.00	443,165	4.00		553,956	5.00

Tier 1 risk-based capital:
IBERIABANK Corporation	1,164,801	14.94	311,908	4.00		N/A	N/A
IBERIABANK	997,277	12.88	309,802	4.00		464,703	6.00

Total risk-based capital:
IBERIABANK Corporation	1,263,496	16.20	623,816	8.00		N/A	N/A
IBERIABANK	1,095,322	14.14	619,604	8.00		774,505	10.00

December 31, 2010
Tier 1 leverage capital:
IBERIABANK Corporation	$1,132,777	11.24%	$403,057	4.00%	$	N/A	N/A	%
IBERIABANK	690,771	8.14	339,330	4.00		424,162	5.00

Tier 1 risk-based capital:
IBERIABANK Corporation	1,132,777	18.48	245,236	4.00		N/A	N/A
IBERIABANK	690,771	14.39	192,025	4.00		288,037	6.00

Total risk-based capital:
IBERIABANK Corporation	1,210,180	19.74	490,472	8.00		N/A	N/A
IBERIABANK	751,481	15.65	384,049	8.00		480,062	10.00

NOTE 18 – SHARE-BASED COMPENSATION

The Company has various types of share-based compensation plans. These plans are administered by the Compensation Committee of the Board of Directors, which selects persons eligible to receive awards and determines the number of shares and/or options subject to each award, the terms, conditions and other provisions of the awards.

Stock option plans

The Company issues stock options under various plans to directors, officers and other key employees. The option exercise price cannot be less than the fair value of the underlying common stock as of the date of the option grant and the maximum option term cannot exceed ten years. The stock options granted were issued with vesting periods ranging from one-and-a half to seven years. At December 31, 2011, future option or restricted stock awards of 1,074,553 shares could be made under approved incentive compensation plans.

The stock option plans also permit the granting of Stock Appreciation Rights (“SARs”). SARs entitle the holder to receive, in the form of cash or stock, the increase in the fair value of Company stock from the date of grant to the date of exercise. No SARs have been issued under the plans.

The following table represents the compensation expense that is included in salaries and employee benefits expense and related income tax benefits in the accompanying unaudited consolidated statements of income related to stock options for the years indicated below.

(dollars in thousands)
	2011	2010	2009
Compensation expense related to stock options	$1,343	$1,301	$721
Income tax benefit related to stock options	470	455	252
Impact on basic earnings per share	0.03	0.03	0.04
Impact on diluted earnings per share	0.03	0.03	0.04

The Company reported $1,454,000, $637,000 and $1,346,000 of excess tax benefits as financing cash inflows during the years ended December 31, 2011, 2010, and 2009, respectively, related to the exercise and vesting of share-based compensation grants. Net cash proceeds from the exercise of stock options were $6,807,000, $1,631,000 and $4,449,000 for the years ended December 31, 2011, 2010, and 2009.

The Company uses the Black-Scholes option pricing model to estimate the fair value of share-based awards with the following weighted-average assumptions for the years ended December 31:

	2011	2010	2009
Expected dividends	2.2%	2.3%	2.1%
Expected volatility	30.5%	31.4%	24.2%
Risk-free interest rate	3.4%	3.7%	4.5%
Expected term (in years)	5.7	6.0	7.0
Weighted-average grant-date fair value	$16.43	$16.55	$15.45

The assumptions above are based on multiple factors, including historical stock option exercise patterns and post-vesting employment termination behaviors, expected future exercise patterns and the expected volatility of the Company’s stock price.

At December 31, 2011, there was $4,114,000 of unrecognized compensation cost related to stock options which is expected to be recognized over a weighted-average period of 3.1 years.

The following table represents the activity related to stock options during the periods indicated.

	Number of shares	Weighted average exercise price	Weighted average remaining contract life
Outstanding options, December 31, 2008	1,357,741	$39.35
Granted	98,600	53.22
Exercised	(192,682)	21.84
Forfeited or expired	(3,785)	58.36

Outstanding options, December 31, 2009	1,259,874	$43.05
Granted	120,866	59.67
Exercised	(69,057)	23.62
Forfeited or expired	(10,144)	56.57

Outstanding options, December 31, 2010	1,301,539	$45.52
Granted	97,096	62.59
Exercised	(264,647)	30.99
Forfeited or expired	(36,368)	57.51

Outstanding options, December 31, 2011	1,097,620	$50.14	4.3 Years

Outstanding exercisable at December 31, 2009	946,463	$38.89
Outstanding exercisable at December 31, 2010	938,532	$41.12
Outstanding exercisable at December 31, 2011	789,952	$47.64	3.2 Years

The following table presents the weighted average remaining life as of December 31, 2011 for options outstanding within the stated exercise prices:

	Options Outstanding			Options Exercisable
Exercise Price Range Per Share	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life	Number of Options	Weighted Average Exercise Price
$22.88 to $29.90	21,745	$24.87	0.1 years	21,745	$24.87
$29.91 to $39.85	144,007	32.05	1.2 years	144,007	32.05
$39.86 to $49.79	388,459	46.47	3.1 years	366,059	46.49
$49.80 to $51.11	10,500	50.51	5.6 years	6,143	50.65
$51.12 to $54.91	101,128	54.29	6.5 years	52,065	54.22
$54.92 to $111.71	431,781	59.76	6.2 years	199,933	61.66

Total options	1,097,620	$50.14	4.3 years	789,952	$47.64

At December 31, 2011, the aggregate intrinsic value of shares underlying outstanding stock options and underlying exercisable stock options was $4,128,000 and $4,058,000. Total intrinsic value of options exercised was $6,783,000, $2,314,000, and $4,422,000 for the years ended December 31, 2011, 2010, and 2009, respectively.

Restricted stock plans

The Company issues restricted stock under various plans for certain officers and directors. A supplemental stock benefit plan adopted in 1999 and the 2001, 2005, 2008, and 2010 Incentive Plans allow grants of restricted stock. The plans allow for the issuance of restricted stock awards that may not be sold or otherwise transferred until certain restrictions have lapsed. The holders of the restricted stock receive dividends and have the right to vote the shares. The fair value of the restricted stock shares awarded under these plans is recorded as unearned share-based compensation, a contra-equity account. The unearned compensation related to these awards is amortized to compensation expense over the vesting period (generally three to seven years). The total share-based compensation expense for these awards is determined based on the market price of the Company’s common stock at the date of grant applied to the total number of shares granted and is amortized over the vesting period. As of December 31, 2011, unearned share-based compensation associated with these awards totaled $22,344,000.

The following table represents the compensation expense that was included in salaries and employee benefits expense in the accompanying unaudited consolidated statements of income related to restricted stock grants for the years ended December 31:

(dollars in thousands)
	2011	2010	2009
Compensation expense related to restricted stock	$6,784	$6,187	$4,925

The following table represents unvested restricted stock award activity for the years ended December 31:

	For the Year Ended December 31,
	2011	2010	2009
Balance, beginning of year	539,195	550,518	414,788
Granted	139,509	122,123	235,557
Forfeited	(35,823)	(8,933)	(5,367)
Earned and issued	(130,769)	(124,513)	(94,460)

Balance, end of year	512,112	539,195	550,518

The weighted average grant date fair value of the restricted stock granted during the years ended December 31, 2011, 2010, and 2009 was $55.61, $59.34, and $45.84, respectively.

Phantom stock awards

As part of the 2008 Incentive Compensation Plan and 2009 Phantom Stock Plan, the Company issues phantom stock awards to certain key officers and employees. The award is subject to a vesting period of five to seven years and is paid out in cash upon vesting. The amount paid per vesting period is calculated as the number of vested “share equivalents” multiplied by the closing market price of a share of the Company’s common stock on the vesting date. Share equivalents are calculated on the date of grant as the total award’s dollar value divided by the closing market price of a share of the Company’s common stock on the grant date. Award recipients are also entitled to a “dividend equivalent” on each unvested share equivalent held by the award recipient. A dividend equivalent is a dollar amount equal to the cash dividends that the participant would have been entitled to receive if the participant’s share equivalents were issued in shares of common stock. Dividend equivalents will be deemed to be reinvested as share equivalents that will vest and be paid out on the same date as the underlying share equivalents on which the dividend equivalents were paid. The number of share equivalents acquired with a dividend equivalent shall be determined by dividing the aggregate of dividend equivalents paid on the unvested share equivalents by the closing price of a share of the Company’s common stock on the dividend payment date.

The following table represents share and dividend equivalent share award activity during the periods indicated.

	Number of share equivalents	Dividend equivalents	Total share equivalents	Value of share equivalents(1)
Balance, December 31, 2008	34,497	403	35,350	$1,696,800
Granted	32,414	1,483	33,897	1,824,000
Forfeited share equivalents	—	—	—	—
Vested share equivalents	—	—	—	—

Balance, December 31, 2009	67,361	1,886	69,247	3,726,000

Granted	58,124	2,847	60,971	3,605,000
Forfeited share equivalents	(1,250)	(9)	(1,259)	74,000
Vested share equivalents	(5,041)	(983)	(6,024)	356,000

Balance, December 31, 2010	119,194	3,741	122,935	$7,269,000

Granted	131,099	6,152	137,251	6,766,000
Forfeited share equivalents	(5,917)	(179)	(6,096)	301,000
Vested share equivalents	(11,455)	(772)	(12,227)	622,000

Balance, December 31, 2011	232,921	8,942	241,863	$11,924,000

(1)	Except for vested share payments, which are based on the cash paid at the time of vesting, the value of share equivalents is calculated based on the market price of the Company’s stock at the end of the respective periods. The market price of the Company’s stock was $49.30, $59.13, and $53.81 on December 31, 2011, 2010, and 2009, respectively.

During the years ended December 31, 2011, 2010, and 2009, the Company recorded $1,368,000, $381,000 and $322,000, respectively, in compensation expense based on the number of share equivalents vested at the end of the period and the current market price of $49.30, $59.13, and $53.81 per share of common stock. There were no awards vested during the year ended December 31, 2009 according to the vesting provisions of the plan and thus no cash payments were made to award recipients.

401(k) profit sharing plan

The Company has a 401(k) Profit Sharing Plan covering substantially all of its employees. Annual employer contributions to the plan are set by the Board of Directors. The Company made contributions of $1,177,000, $739,000, and $723,000 for the years ended December 31, 2011, 2010, and 2009, respectively. The Plan provides, among other things, that participants in the Plan be able to direct the investment of their account balances within the Profit Sharing Plan into alternative investment funds. Participant deferrals under the salary reduction election may be matched by the employer based on a percentage to be determined annually by the employer.

NOTE 19 – COMMITMENTS AND CONTINGENCIES

Off-balance sheet commitments

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The same credit policies are used in these commitments as for on-balance sheet instruments. The Company’s exposure to credit loss in the event of nonperformance by the other parties is represented by the contractual amount of the financial instruments. At December 31, 2011, the fair value of guarantees under commercial and standby letters of credit was $495,000. This amount represents the unamortized fee associated with these guarantees and is included in the consolidated balance sheet of the Company. This fair value will decrease over time as the existing commercial and standby letters of credit approach their expiration dates.

At December 31, 2011 and 2010, the Company had the following financial instruments outstanding, whose contract amounts represent credit risk:

	Contract Amount
(dollars in thousands)	2011	2010
Commitments to grant loans	$243,458	$152,545
Unfunded commitments under lines of credit	1,773,601	1,121,895
Commercial and standby letters of credit	49,530	33,446

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

IBERIABANK and the Company had been named as defendants in two putative class actions relating to the imposition of overdraft fees on customer accounts. The first such case, Eivet v. IBERIABANK, was filed in the United States District Court for the Southern District of Florida and beared Case No. 1:10-CV-23790-JLK. The case was originally filed elsewhere, but was transferred to the U.S. District Court for the Southern District of Florida for coordinated pre-trial proceedings as part of a multi-district litigation (“MDL”) involving numerous defendant banks, In re Checking Account Overdraft Litigation, Case No. 09-MD-02036-JLK. Plaintiff challenged IBERIABANK’s practices relating to the imposition of overdraft fees and non-sufficient fund fees on consumer checking accounts. Plaintiff alleged that IBERIABANK’s methodology for posting transactions to customer accounts is designed to maximize the generation of overdraft fees and brings claims for breach of contract and of a covenant of good faith and fair dealing, unconscionability, conversion, unjust enrichment and violations of state unfair trade practices laws. Plaintiff sought a range of remedies, including restitution, disgorgement, injunctive relief, punitive damages and attorneys’ fees.

The second of the two cases, Sachar v. IBERIABANK Corporation, Case No. 60CV2011-0770, was filed in Pulaski County, Arkansas Circuit Court on February 18, 2011. Plaintiff asserted that IBERIABANK Corporation engaged in the practice of re-sequencing customers’ accounts in high-to-low order by posting the largest transactions first and the smallest transactions last which is alleged to increase the number of overdraft fees. The complaint sought damages for allegedly deceptive trade practices under Arkansas state law, for breach of contract, for unjust enrichment, for conversion, and for injunctive relief.

On May 12, 2011, the Company entered into a provisional settlement agreement with the legal counsel for the plaintiffs in the two putative class actions. The joint settlement amount of $2,500,000 is predicated on (1) the judge’s accepting this settlement as fair and (2) the judge’s certifying a national class. All plaintiffs have consented to the settlement amount. During the fourth quarter of 2011, the motion of approval of the settlement was accepted before a federal judge in charge of the multi-district litigation in the Southern District of Florida. The Company recorded a liability for the settlement amount and related expenses of $2,550,000 in its consolidated balance sheet, with a corresponding amount recorded as noninterest expense in its consolidated statements of income for the year ended December 31, 2011. The liability was initially recorded during the second quarter of 2011 and was paid during the fourth quarter of 2011.

NOTE 20 – RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Company has granted loans to executive officers and directors and their affiliates amounting to $1,381,000 and $767,000 at December 31, 2011 and 2010, respectively. During the year ended December 31, 2011, total principal additions were $931,000 and total principal payments were $317,000. Unfunded commitments to executive officers and directors and their affiliates totaled $131,000 and $179,000 at December 31, 2011 and 2010, respectively. None of the related party loans were classified as nonaccrual, past due, restructured or potential problem loans at December 31, 2011 or 2010.

Deposits from related parties held by the Company through IBERIABANK at December 31, 2011 and 2010 amounted to $5,070,000 and $6,604,000, respectively.

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

Securities available for sale

Securities are classified within Level 1 where quoted market prices are available in an active market. Inputs include securities that have quoted prices in active markets for identical assets. If quoted market prices are unavailable, fair value is estimated using quoted prices of securities with similar characteristics, at which point the securities would be classified within Level 2 of the hierarchy. Examples may include certain collateralized mortgage and debt obligations. The Company’s portfolio includes only one Level 3 security as of December 31, 2011. An other-than-temporary impairment was recorded on this security during the year ended December 31, 2011, and thus the security was recorded at management’s estimate of the security’s fair value based on the input assumptions discussed in Note 4 to these consolidated financial statements.

Mortgage loans held for sale

As of December 31, 2011, the Company has $153,013,000 of conforming mortgage loans held for sale. Mortgage loans originated and held for sale are carried at the lower of cost or estimated fair value. The Company obtains quotes or bids on these loans directly from purchasing financial institutions. Typically these quotes include a premium on the sale and thus these quotes indicate the fair value of the held for sale loans is greater than cost. At December 31, 2011, the entire balance is recorded at cost.

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

Other real estate owned

As of December 31, 2011, the Company has $125,046,000 in OREO and foreclosed property, which includes all real estate, other than bank premises used in bank operations, owned or controlled by the Company, including real estate acquired in settlement of loans. Properties are recorded at the balance of the loan or at estimated fair value less estimated selling costs, whichever is less, at the date acquired. Fair values of OREO at December 31, 2011 are determined by sales agreement or appraisal, and costs to sell are based on estimation per the terms and conditions of the sales agreement or amounts commonly used in real estate transactions. Inputs include appraisal values on the properties or recent sales activity for similar assets in the property’s market, and thus OREO measured at fair value would be classified within Level 2 of the hierarchy. In accordance with the OREO treatment described, the Company included property write-downs of $7,250,000 and $2,943,000 in earnings for the years ended December 31, 2011 and 2010, respectively.

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

The Company has segregated all financial assets and liabilities that are measured at fair value on a recurring basis into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date in the tables below.

(dollars in thousands)		Fair Value Measurements Using
		Quoted Prices in	Significant	Significant
Recurring Basis		Active Markets for	Other Observable	Unobservable
		Identical Assets	Inputs	Inputs
Description	December 31, 2011	(Level 1)	(Level 2)	(Level 3)
Assets
Available-for-sale securities	$1,805,205	$—	$1,804,120	$1,085
Derivative instruments	32,071	—	32,071	—

Total	$1,837,276	$—	$1,836,191	$1,085

Liabilities
Derivative instruments	35,010	—	35,010	—

Total	$35,010	$—	$35,010	$—

(dollars in thousands)		Fair Value Measurements Using
		Quoted Prices in	Significant	Significant
Recurring Basis		Active Markets for	Other Observable	Unobservable
		Identical Assets	Inputs	Inputs
Description	December 31, 2010	(Level 1)	(Level 2)	(Level 3)
Assets
Available-for-sale securities	$1,728,204	$54,926	$1,673,278	$—
Derivative instruments	37,320	—	37,320	—

Total	$1,765,524	$54,926	$1,710,598	$—

Liabilities
Derivative instruments	22,906	—	22,906	—

Total	$22,906	$—	$22,906	$—

During 2011, available for sale securities with a market value of $44,625,000 at December 31, 2011 were transferred into the Level 2 fair value measurement category in the table above from the Level 1 category as disclosed at December 31, 2010. The four securities were issued by Fannie Mae or Freddie Mac and were included in the Level 1 category at December 31, 2010 because their fair value was based on a trade price for the identical mortgage-backed security. At December 31, 2011, the fair value of these securities was based on a trade price for similar assets, namely similar mortgage-backed securities.

Gains and losses (realized and unrealized) included in earnings (or changes in net assets) during 2011 related to assets and liabilities measured at fair value on a recurring basis are reported in noninterest income or other comprehensive income as follows:

(dollars in thousands)	Noninterest income	Other comprehensive income
Total gains (losses) included in earnings (or changes in net assets)	$3,420	$—

Change in unrealized gains (losses) relating to assets still held at December 31, 2011	—	9,777

The Company has segregated all financial assets and liabilities that are measured at fair value on a nonrecurring basis into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date in the tables below.

(dollars in thousands)		Fair Value Measurements Using
		Quoted Prices in	Significant	Significant
Nonrecurring Basis		Active Markets for	Other Observable	Unobservable
		Identical Assets	Inputs	Inputs
Description	December 31, 2011	(Level 1)	(Level 2)	(Level 3)
Assets
Loans	$2,346	$—	$2,346	$—
OREO	14,930	—	14,930	—

Total	$17,276	$—	$17,276	$—

(dollars in thousands)		Fair Value Measurements Using
		Quoted Prices in	Significant	Significant
Nonrecurring Basis		Active Markets for	Other Observable	Unobservable
		Identical Assets	Inputs	Inputs
Description	December 31, 2010	(Level 1)	(Level 2)	(Level 3)
Assets
Loans	$6,532	$—	$6,532	$—
Available-for-sale securities	1,590	—	—	1,590
OREO	3,938	—	3,938	—

Total	$12,060	$—	$10,470	$1,590

The tables above exclude assets and liabilities measured on a non-recurring basis that were acquired as part of the OMNI, Cameron, and Florida Trust Company acquisitions completed in 2011 that are discussed further in Note 3 to these consolidated financial statements, as well as the assets and liabilities acquired from the four FDIC-assisted transactions in 2009 and 2010. These assets and liabilities were recorded at their fair value upon acquisition in accordance with generally-accepted accounting principles and were not re-measured during the period subsequent to acquisition.

In accordance with the provisions of ASC Topic 310, the Company records loans considered impaired at their fair value. A loan is considered impaired if it is probable the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Fair value is measured at the fair value of the collateral for collateral-dependent loans. Impaired non-covered loans with an outstanding balance of $4,532,000 were recorded at their fair value at December 31, 2011. These loans include a reserve of $2,186,000 included in the Company’s allowance for loan losses at December 31, 2011. Impaired non-covered loans with an outstanding balance of $6,738,000 were recorded at their fair value at December 31, 2010. These loans include a reserve of $206,000 included in the Company’s allowance for loan losses at December 31, 2010.

The Company did not record any liabilities at fair value for which measurement of the fair value was made on a nonrecurring basis during the years ended December 31, 2011 and 2010.

ASC Topic 825 provides the Company with an option to report selected financial assets and liabilities at fair value. The fair value option established by this Statement permits the Company to choose to measure eligible items at fair value at specified election dates and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each reporting date subsequent to implementation. The Company has currently chosen not to elect the fair value option for any items that are not already required to be measured at fair value in accordance with generally accepted accounting principles, and as such has not included any gains or losses in earnings for the years ended December 31, 2011 and 2010.

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

Loans

The fair value of non-covered mortgage loans receivable was estimated based on present values using entry-value rates at December 31, 2011 and 2010, weighted for varying maturity dates. Other non-covered loans receivable were valued based on present values using entry-value interest rates at December 31, 2011 and 2010 applicable to each category of loans. Fair values of mortgage loans held for sale are based on commitments on hand from investors or prevailing market prices. Covered loans are recorded in the consolidated financial statements at fair value in accordance with the fair value methodology prescribed in ASC Topic 820, exclusive of the shared-loss agreements with the FDIC. The fair value estimates associated with the loans include estimates related to expected prepayments and the amount and timing of undiscounted expected principal, interest and other cash flows.

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

Deposits

The fair value of NOW accounts, money market deposits and savings accounts was the amount payable on demand at the reporting date. Certificates of deposit were valued using a weighted average rate calculated based upon rates at December 31, 2011 and 2010 for deposits of similar remaining maturities.

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

Off-balance sheet items

The Company has outstanding commitments to extend credit and standby letters of credit. These off-balance sheet financial instruments are generally exercisable at the market rate prevailing at the date the underlying transaction will be completed. At December 31, 2011 and 2010, the fair value of guarantees under commercial and standby letters of credit was immaterial.

The estimated fair values and carrying amounts of the Company’s financial instruments are as follows at December 31:

	2011		2010
	Carrying	Fair	Carrying	Fair
(dollars in thousands)	Amount	Value	Amount	Value
Financial Assets
Cash and cash equivalents	$573,296	$573,296	$337,778	$337,778
Investment securities	1,997,969	2,004,315	2,019,814	2,021,788
Loans and loans held for sale	7,541,050	7,916,049	6,119,237	6,362,961
FDIC loss share receivable	591,844	331,946	726,871	392,484
Derivative instruments	32,071	32,071	37,320	37,320
Accrued interest receivable	36,006	36,006	34,250	34,250

Financial Liabilities
Deposits	$9,289,013	$9,262,698	$7,915,106	$7,764,569
Short-term borrowings	395,543	395,543	220,328	220,328
Long-term debt	452,733	418,069	432,251	441,902
Derivative instruments	35,010	35,010	22,904	22,904
Accrued interest payable	6,978	6,978	8,583	8,583

The fair value estimates presented herein are based upon pertinent information available to management as of December 31, 2011 and 2010. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

NOTE 23 – RESTRICTIONS ON DIVIDENDS, LOANS AND ADVANCES

IBERIABANK is restricted under applicable laws in the payment of dividends to an amount equal to current year earnings plus undistributed earnings for the immediately preceding year, unless prior permission is received from the Commissioner of Financial Institutions for the State of Louisiana. Dividends payable by IBERIABANK in 2012 without permission will be limited to 2012 earnings plus an additional $74,057,000.

Funds available for loans or advances by IBERIABANK to the Company amounted to $119,122,000. In addition, any dividends that may be paid by IBERIABANK to the Company would be prohibited if the effect thereof would cause IBERIABANK’s capital to be reduced below applicable minimum capital requirements.

During any deferral period under the Company’s junior subordinated debt, the Company would be prohibited from declaring and paying dividends to common shareholders. See Note 12 to the consolidated financial statements for additional information.

NOTE 24 – CONDENSED PARENT COMPANY ONLY FINANCIAL STATEMENTS

Condensed financial statements of IBERIABANK Corporation (parent company only) are shown below. The parent company has no significant operating activities.

Condensed Balance Sheets

December 31, 2011 and 2010

(dollars in thousands)	2011	2010
Assets
Cash in bank	$98,390	$234,006
Investment in subsidiaries	1,434,101	1,123,168
Other assets	75,061	49,980

Total assets	$1,607,552	$1,407,154

Liabilities and Shareholders’ Equity
Liabilities	$124,891	$103,697
Shareholders’ equity	1,482,661	1,303,457

Total liabilities and shareholders’ equity	$1,607,552	$1,407,154

Condensed Statements of Income

Years Ended December 31, 2011, 2010 and 2009

(dollars in thousands)	2011	2010	2009
Operating income
Dividends from subsidiaries	$—	$—	$—
Reimbursement of management expenses	74,664	41,313	34,280
Other income	(1,176)	1,209	1,544
Total operating income	73,488	42,522	35,824
Operating expenses
Interest expense	2,101	3,865	4,464
Salaries and employee benefits expense	63,505	49,816	35,719
Other expenses	33,546	24,744	16,241

Total operating expenses	99,152	78,425	56,424

Income (loss) before income tax (expense) benefit and increase in equity in undistributed earnings of subsidiaries	(25,664)	(35,903)	(20,600)

Income tax benefit	8,219	12,113	7,108

Income (loss) before equity in undistributed earnings of subsidiaries	(17,445)	(23,790)	(13,492)

Equity in undistributed earnings of subsidiaries	70,983	72,616	171,845

Net income	53,538	48,826	158,354
Preferred Stock Dividends	—	—	(3,350)

Income available to common shareholders	$53,538	$48,826	$155,004

Condensed Statements of Cash Flows

Years Ended December 31, 2011, 2010, and 2009

(dollars in thousands)	2011	2010	2009

Cash flows from operating activities

Net income	$53,538	$48,826	$158,354

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,071	(892)	(937)
Net income of subsidiaries	(70,983)	(72,616)	(171,845)
Noncash compensation expense	9,114	7,797	6,586
Gain on sale of assets	—	(3)	—
Derivative (gains) losses on swaps	—	—	(198)
Increase in dividend receivable from subsidiaries	—	—	—
Cash retained from tax benefit associated with share-based payment arrangements	(1,454)	(637)	(1,346)
Other, net	(23,278)	(5,953)	(13,649)

Net cash (used in) provided by operating activities	(31,992)	(23,478)	(23,035)

Cash flows from investing activities
Cash received in excess of cash paid in acquisition	—	—	—
Proceeds from sale of premises and equipment	10	3	—
Purchases of premises and equipment	(3,655)	(4,586)	(1,217)
Capital contributed to subsidiary	(12,963)	(94,561)	(130,730)
Acquisition	—	(733)	—

Net cash used in investing activities	(16,608)	(99,877)	(131,947)

Cash flows from financing activities
Dividends paid to shareholders	(38,558)	(34,412)	(23,355)
Proceeds from long-term debt	—	—	—
Common stock issued	—	328,980	164,644
Preferred stock and common stock warrants (repaid) issued	—	—	(89,078)
Repayments of long-term debt	(13,500)	—	(8,333)
Costs of issuance of common stock	—	—	—
Payments to repurchase common stock	(43,219)	(1,500)	(979)
Proceeds from sale of treasury stock for stock options exercised	6,807	1,631	4,449
Cash retained from tax benefit associated with share-based payment arrangements	1,454	637	1,346

Net cash provided by financing activities	(87,016)	295,336	48,694

Net (decrease) increase in cash and cash equivalents	(135,616)	171,981	(106,288)

Cash and cash equivalents at beginning of period	234,006	62,025	168,313

Cash and cash equivalents at end of period	$98,390	$234,006	$62,025

NOTE 25 – QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

(dollars in thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

Year Ended December 31, 2011

Total interest income	$99,434	$97,127	$111,966	$111,799
Total interest expense	20,686	21,162	20,995	19,226

Net interest income	78,748	75,965	90,971	92,573
Provision for loan losses	5,471	9,990	6,127	4,278

Net interest income after provision for loan losses	73,277	65,975	84,844	88,295
Gain (loss) on sale of investments, net	47	1,428	1,206	793
Other noninterest income	28,248	29,560	35,914	34,662
Noninterest expense	81,732	92,706	99,566	99,726

Income before income taxes	19,840	4,257	22,398	24,024
Income tax expense (benefit)	5,193	(929)	6,051	6,667

Net income	$14,647	$5,186	16,347	$17,357
Preferred stock dividends	—	—	—	—

Income available to common shareholders	$14,647	$5,186	$16,347	$17,357
Earnings allocated to unvested restricted stock	(291)	(87)	(290)	(307)

Earnings available to common shareholders – Diluted	$14,356	$5,099	$16,057	$17,050

Earnings per share – basic	$0.54	$0.19	$0.55	$0.59
Earnings per share – diluted	0.54	0.18	0.54	0.59

(dollars in thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

Year ended December 31, 2010

Total interest income	$97,620	$101,217	$99,818	$97,716
Total interest expense	28,414	31,078	29,885	25,367

Net interest income	69,206	70,139	69,933	72,349
Provision for loan losses	13,201	12,899	5,128	11,224

Net interest income after provision for loan losses	56,005	57,240	64,805	61,125
Gain (Loss) on sale of investments, net	922	60	4,176	93
Other noninterest income	27,431	30,644	32,605	37,959
Noninterest expense	67,000	75,775	80,371	81,102

Income before income taxes	17,358	12,169	21,215	18,075
Income tax expense	4,354	3,329	7,275	5,033

Net income	$13,004	$8,840	$13,940	$13,042
Preferred stock dividends	—	—	—	—

Income available to common shareholders	$13,004	$8,840	$13,940	$13,042
Earnings allocated to unvested restricted stock	(252)	(189)	(288)	(261)

Earnings available to common shareholders – Diluted	$12,752	$8,651	$13,652	$12,781

Earnings per share – basic	$0.60	$0.33	$0.52	$0.49
Earnings per share – diluted	0.59	0.33	0.52	0.48

The results of operations for the third quarter of 2011 presented in the table above have been revised from amounts previously disclosed in the Company’s Quarterly Report on Form 10-Q for the three and nine months ended September 30, 2011 as a result of the Company’s revised goodwill recorded on its OMNI and Cameron acquisitions. The Company revised its acquired loan and OREO valuations during the fourth quarter of 2011, which resulted in a change in the estimated income earned on the acquired loan and OREO portfolios.

The following table presents the effect this revision has on the Company’s results of operations for the three months ended September 30, 2011.

(dollars in thousands)	As Previously Reported	Adjustment	As Adjusted
Selected Income Statement Data
Interest income	$113,430	$(1,464)	$111,966
Net interest income	92,435	(1,464)	90,971
Net interest income after provision for loan losses	86,308	(1,464)	84,844
Income before income taxes	23,862	(1,464)	22,398
Income tax expense	6,563	(512)	6,051
Net Income	17,299	(952)	16,347
Income Available to Common Shareholders – Basic	17,299	(952)	16,347
Income Available to Common Shareholders – Diluted	16,992	(935)	16,057

Earnings per common share – Basic	$0.58	$0.03	$0.55
Earnings per common share – Diluted	$0.58	$0.04	$0.54

Corporate Information

Corporate Headquarters

IBERIABANK Corporation

200 West Congress Street

Lafayette, LA 70501

337.521.4012

Corporate Mailing Address

P.O. Box 52747

Lafayette, LA 70505-2747

Annual Meeting

IBERIABANK Corporation Annual Meeting of Shareholders will be held on Wednesday, May 16, 2012 at 4:00 p.m. at the Hotel Inter-Continental located at 444 Saint Charles Avenue, New Orleans, Louisiana.

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

Daryl G. Byrd, President and CEO

337.521.4003

John R. Davis, Senior Executive Vice President

337.521.4005

Internet Addresses

www.iberiabank.com

www.iberiabankfsb.com

www.iberiabankmortgage.com

www.lenderstitle.com

www.utla.com

www.iberiabankcreditcards.com

Stock Information

	MARKET PRICE			DIVIDENDS
2010	HIGH	LOW	CLOSING	DECLARED
First Quarter	$62.31	$51.81	$60.01	$0.34
Second Quarter	$64.09	$51.48	$51.48	$0.34
Third Quarter	$55.30	$48.31	$49.98	$0.34
Fourth Quarter	$61.30	$49.24	$59.13	$0.34

	MARKET PRICE			DIVIDENDS
2011	HIGH	LOW	CLOSING	DECLARED
First Quarter	$60.90	$54.82	$60.13	$0.34
Second Quarter	$60.96	$54.46	$57.64	$0.34
Third Quarter	$59.64	$42.51	$47.06	$0.34
Fourth Quarter	$54.06	$45.40	$49.30	$0.34

At February 22, 2012, IBERIABANK Corporation had approximately 2,427 shareholders of record.

Securities Listing

IBERIABANK Corporation’s common stock trades on the NASDAQ Global Select Market under the symbol “IBKC.” In local and national newspapers, the company is listed under “IBERIABANK.”

Dividend Restrictions

The majority of the Company’s revenue is from dividends declared and paid to the company by its subsidiary financial institutions, which are subject to laws and regulations that limit the amount of dividends and other distributions they can pay. In addition, the Company and these subsidiaries are required to maintain capital at or above regulatory minimums and to remain “well-capitalized” under prompt corrective action regulations. The declaration and payment of dividends on the Company’s capital stock also is subject to contractual restrictions. See Note 13—Long-Term Debt, Note 17—Capital Requirements and Other Regulatory Matters and Note 23—Restrictions on Dividends, Loans and Advances to the Consolidated Financial Statements.

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