Form 10-K, Exhibit 13
period 2012-12-31
IBERIABANK CORP
filed 2013-03-01
CIK 933141

Exhibit 13

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is intended to assist readers in understanding the consolidated financial condition and results of operations of IBERIABANK Corporation and its wholly owned subsidiaries (collectively, the “Company”), as of December 31, 2012 and 2011 and for the years ended December 31, 2012 through 2010. This discussion should be read in conjunction with the audited consolidated financial statements, accompanying footnotes and supplemental financial data included herein.

To the extent that statements in this Report relate to future plans, objectives, financial results or performance of the Company, these statements are deemed to be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements, which are based on management’s current information, estimates and assumptions and the current economic environment, are generally identified by the use of the words “plan”, “believe”, “expect”, “intend”, “anticipate”, “estimate”, “project” or similar expressions. The Company’s actual strategies and results in future periods may differ materially from those currently expected due to various risks and uncertainties.

Factors that may cause actual results to differ materially from these forward-looking statements are discussed in the Company’s Annual Report on Form 10-K and other filings with the Securities and Exchange Commission (the “SEC”), available at the SEC’s website, http://www.sec.gov, and the Company’s website, http://www.iberiabank.com, under the heading “Investor Information.” All information in this discussion is as of the date of this Report. The Company undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in the Company’s expectations.

Included in this discussion and analysis are descriptions of the composition, performance, and credit quality of the Company’s loan portfolio. The Company has three descriptions of loans that are used to categorize the portfolio into its distinct risks and rewards to consolidated financial statements. “Acquired loans” refer to all loans acquired in a business combination. Because of the loss protection provided by the FDIC, the risks of the loans and foreclosed real estate acquired in the CapitalSouth Bank (“CSB”), Orion Bank (“Orion”), Century Bank (“Century”), and Sterling Bank (“Sterling”) acquisitions, which are covered by loss share agreements with the Federal Deposit Insurance Corporation (the “FDIC”), are significantly different from those assets not similarly covered. Accordingly, the Company reports loans subject to the loss share agreements as “covered loans” in the information below and loans that are not subject to the loss share agreement as “non-covered loans.” The subset of acquired loans that is not subject to loss share agreements are referred to as “non-covered acquired loans.” Loans that are neither subject to loss share agreements nor acquired in a business combination are referred to as “legacy loans” or “organic loans.”

EXECUTIVE OVERVIEW

The Company offers commercial and retail banking products and services to customers in locations in six states through IBERIABANK. The Company also operates mortgage production offices in 12 states through IBERIABANK’s subsidiary, IBERIABANK Mortgage Company (“IMC”), and offers a full line of title insurance and closing services throughout Arkansas and Louisiana through Lenders Title Company (“LTC”) and its subsidiaries. IBERIA Capital Partners L.L.C. (“ICP”) provides equity research, institutional sales and trading, and corporate finance services. IB Aircraft Holdings, LLC owns a fractional share of an aircraft used by management of the Company and its subsidiaries. IBERIA Asset Management Inc. (“IAM”) provides wealth management and trust services for commercial and private banking clients. IBERIA CDE, L.L.C. is engaged in the purchase of tax credits. Selected financial and other data for the past five years is shown in the following tables.

TABLE 1—SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA(1)

	Years Ended December 31,
(Dollars in thousands, except per share data)	2012	2011	2010	2009	2008
Balance Sheet Data
Total assets	$13,129,678	$11,757,928	$10,026,766	$9,695,955	$5,583,226
Cash and cash equivalents	970,977	573,296	337,778	175,397	345,865
Loans	8,498,580	7,388,037	6,035,332	5,784,365	3,744,402
Investment securities	1,950,066	1,997,969	2,019,814	1,580,837	889,476
Goodwill and other intangibles	428,654	401,743	263,925	260,144	259,683
Deposit accounts	10,748,277	9,289,013	7,915,106	7,556,148	3,995,816
Borrowings	726,422	848,276	652,579	1,009,215	776,692
Shareholders’ equity	1,529,868	1,482,661	1,303,457	961,318	734,208
Book value per share (2)	$51.88	$50.48	$48.50	$46.38	$40.53
Tangible book value per share (2) (4)	37.34	36.80	38.68	33.88	24.20

	Years Ended December 31,
(Dollars in thousands, except per share data)	2012	2011	2010	2009	2008
Income Statement Data
Interest income	$445,200	$420,327	$396,371	$270,387	$263,827
Interest expense	63,450	82,069	114,744	97,602	126,183

Net interest income	381,750	338,258	281,627	172,785	137,644
Provision for credit losses	20,671	25,867	42,451	45,370	12,568

Net interest income after provision for credit losses	361,079	312,391	239,176	127,415	125,076
Noninterest income	175,997	131,859	133,890	344,537	91,932
Noninterest expense	432,185	373,731	304,249	223,260	161,226

Income before income taxes	104,891	70,519	68,817	248,692	55,782
Income taxes	28,496	16,981	19,991	90,338	15,870

Net income	76,395	53,538	48,826	158,354	39,912
Earnings per share – basic	$2.59	$1.88	$1.90	$8.49	$3.04
Earnings per share – diluted	2.59	1.87	1.88	8.41	2.97
Cash earnings per share – diluted	2.70	1.98	2.01	8.52	3.09
Cash dividends per share	1.36	1.36	1.36	1.36	1.36

	At or For the Years Ended December 31,
	2012	2011	2010	2009	2008
Key Ratios (3)
Return on average assets	0.63%	0.49%	0.47%	2.48%	0.77%
Return on average common equity	5.05	3.77	3.91	20.08	7.59
Return on average tangible common equity (4)	7.21	5.30	5.27	30.66	15.64
Equity to assets at end of period	11.65	12.61	13.00	9.91	13.15
Earning assets to interest-bearing liabilities	127.62	121.74	119.27	118.34	113.14
Interest rate spread (5)	3.43	3.34	2.84	2.78	2.67
Net interest margin (TE) (5) (6)	3.58	3.51	3.05	3.09	3.03
Noninterest expense to average assets	3.57	3.43	2.95	3.49	3.10
Efficiency ratio (7)	77.49	79.50	73.22	43.16	70.23
Tangible efficiency ratio (TE) (6) (7)	74.91	76.71	70.43	41.96	67.27
Common stock dividend payout ratio	52.50	73.61	74.75	16.13	46.98
Asset Quality Data
Nonperforming assets to total assets at end of period (8)	0.69%	0.86%	0.91%	0.91%	0.83%
Allowance for credit losses to nonperforming loans at end of period (8)	150.57	132.98	122.59	124.14	134.87
Allowance for credit losses to total loans at end of period	1.10	1.40	1.40	1.36	1.09
Consolidated Capital Ratios
Tier 1 leverage capital ratio	9.70%	10.45%	11.24%	9.99%	11.27%
Tier 1 risk-based capital ratio	12.92	14.94	18.48	13.34	14.07
Total risk-based capital ratio	14.19	16.20	19.74	14.71	15.69

(1)	2009 Balance Sheet, Income Statement, and Asset Quality Data, as well as Key Ratios and Capital Ratios, are impacted by the Company’s acquisitions of CSB on August 21, 2009 and Orion and Century on November 13, 2009. 2010 Balance Sheet, Income Statement, and Asset Quality Data, as well as Key Ratios and Capital Ratios, are impacted by the Company’s acquisitions of Sterling on July 23, 2010. 2011 Balance Sheet, Income Statement, and Asset Quality Data, as well as Key Ratios and Capital Ratios, are impacted by the Company’s acquisitions of OMNI Bancshares, Inc. (“OMNI”) and Cameron Bancshares, Inc. (“Cameron”) on May 31, 2011 and Florida Trust Company (“FTC”) on June 14, 2011. 2012 Balance Sheet, Income Statement, and Asset Quality Data, as well as Key Ratios and Capital Ratios, are impacted by the Company’s acquisition of Florida Gulf Bancorp, Inc. (“Florida Gulf”) on July 31, 2012.
(2)	Shares used for book value purposes are net of shares held in treasury at the end of the period.
(3)	With the exception of end-of-period ratios, all ratios are based on average daily balances during the respective periods.
(4)	Tangible calculations eliminate the effect of goodwill and acquisition related intangible assets and the corresponding amortization expense on a tax-effected basis where applicable.
(5)	Interest rate spread represents the difference between the weighted average yield on earning assets and the weighted average cost of interest-bearing liabilities. Net interest margin represents net interest income as a percentage of average earning assets.
(6)	Fully taxable equivalent (TE) calculations include the tax benefit associated with related income sources that are tax-exempt using a marginal tax rate of 35%.
(7)	The efficiency ratio represents noninterest expense as a percentage of total revenues. Total revenues are the sum of net interest income and noninterest income.
(8)	Nonperforming loans consist of nonaccruing loans and loans 90 days or more past due. Nonperforming assets consist of nonperforming loans and repossessed assets.

The Company’s focus is that of a high performing institution. Management believes that improvement in core earnings drives shareholder value, and the Company has adopted a mission statement that is designed to provide guidance for our management, associates and Board of Directors regarding the sense of purpose and direction of the Company. We are shareholder- and client-focused, expect high performance from our associates, believe in a strong sense of community and strive to make the Company a great place to work.

During 2012, the Company continued to execute its business model successfully, as evidenced by solid organic loan and deposit growth during the year, despite the challenges of the current operating environment, which include enhanced regulatory scrutiny and continued interest rate pressure. The Company also continued to develop its noninterest revenue streams, particularly from its wealth management and mortgage production subsidiaries. The Company believes it remains well positioned for future growth opportunities, as evidenced by the strength in its liquidity, core funding, and capitalization levels.

In the past year, the Company continued to experience substantial growth in both income statement and balance sheet metrics. These areas of growth were driven by investments in markets and business lines. For the year ended December 31, 2012 these investments contributed to net interest income growth of $43.5 million to $381.8 million and noninterest income growth of $44.1 million to $176.0 million. Legacy loans grew by $1.4 billion, or 26.1% during 2012 to $6.7 billion at December 31, 2012 and total deposits grew by $1.5 billion, or 15.7%, to $10.7 billion for and as of the same periods, while acquired loans decreased by $45.8 million. The mix of deposits shifted significantly to noninterest-bearing, which represented 18.3% of total deposits as of December 31, 2012, up from 16.0% from the prior year end. Throughout 2012, the Company’s liquidity, both on balance sheet and off balance sheet, continued to be favorable, exhibited by liquidity ratios that exceeded peer levels. The Company’s cash position continued to grow in 2012, and the Company has funding availability from the Federal Home Loan Bank (the “FHLB”) and correspondent bank lines to continue to meet cash flow needs. Additionally, its capital ratios were considerably in excess of “well capitalized” from a regulatory perspective and above peer levels, and its primary risk measures remained favorable. All of these factors allowed the Company to maintain its strategic positioning within the challenging banking environment and provided a strong base from which to continue to grow its balance sheet and remain positioned to provide anticipated increases in shareholder value in 2013.

During 2012, the Company’s mortgage origination and title businesses delivered record years for the Company, and helped to drive noninterest income growth over 2011. Specifically, mortgage origination volume and an improved margin on the sales of these loans led to a 72.8% increase in mortgage income over the previous year. Title income was $2.9 million, or 16.3%, higher than in 2011. The Company’s trust and wealth management businesses also began to see the Company’s investment in these businesses pay off, as broker commissions increased 31.5% over 2011.

During the past year, noninterest income increased as the Company began realizing better returns on its investments as compared to prior years. Noninterest expense also increased. On a basis consistent with generally accepted accounting principles (“GAAP”), noninterest expense was $432.2 million for the year ended December 31, 2012, an increase of $58.5 million versus the prior year. Noninterest expense, excluding non-operating items (“non-GAAP”, see table 4 below) was $418.2 million for the same period, which represented an increase of $65.8 million versus the prior year. The increase in operating noninterest expense was a result of higher employee-related expenses as the Company increased headcount during 2012, both from the Florida Gulf acquisition and from strategic hires to continue growing its business lines. Noninterest expense was also driven higher in 2012 by the full weight of the OMNI and Cameron acquisitions, as well as five months of expenses from the branches acquired from Florida Gulf. On a GAAP basis, noninterest expense increased due to the factors contributing to the increase in non-GAAP noninterest expense, but was offset by a reduction in merger-related expenses of $10.9 million. The reduction in merger-related expenses was a result of an improvement in the efficiency of merger-related activity, including system conversion costs, but was also the result of one less acquisition than in 2011.

The provision for credit losses decreased $5.2 million due to an improvement in asset quality in the legacy portfolio over the past 12 months, but was partially offset by additional expected losses in the acquired loan and covered loan portfolios.

All of these factors led net income available to common shareholders for the year ended December 31, 2012 to increase $22.9 million to $76.4 million or $2.59 per diluted share. Pre-provision operating earnings (non-GAAP) increased $13.1 million to $95.1 million or $3.19 on a per share basis.

During 2011, the Company grew its balance sheet and increased its overall capital position through acquisitions, the opening of new branch locations, and organic growth at many of the Company’s existing branches. The Company completed the OMNI and Cameron acquisitions on May 31, 2011 and the FTC asset acquisition on June 14, 2011. In addition, the Company increased its small business lending efforts with the addition of personnel experienced in successfully developing and implementing credit programs focused on small businesses. The Company also diversified its revenue stream through expansion of its fee-based businesses, primarily IMC, LTC, and ICP.

Acquisition Activity during 2012

Over the past 13 years, the Company’s growth has included growth from targeted acquisitions the Company determined would provide additional shareholder value to existing shareholders and be a strong strategic fit with the Company.

During the third quarter of 2012, the Company completed the acquisition of Florida Gulf, the holding company of Florida Gulf Bank, headquartered in Fort Myers, Florida. The acquisition expanded the Company’s presence in southwest Florida. The acquisition was consummated after the close of business on July 31, 2012.

A summary of the major categories of assets acquired and liabilities assumed (all recorded at fair value at the time of acquisition), as well as the goodwill created, in the Florida Gulf acquisition is shown in the following table.

TABLE 2—SUMMARY OF FLORIDA GULF ACQUISITION

(Dollars in thousands)
Assets
Cash	$37,050
Investment securities	56,841
Loans	215,751
Other real estate owned	554
Core deposit intangible	—
Goodwill	32,420
Other assets	29,470

Total Assets	$372,086
Liabilities
Interest-bearing deposits	$228,455
Noninterest-bearing deposits	57,578
Borrowings	40,227
Other liabilities	487

Total Liabilities	$326,747

As part of the Florida Gulf acquisition, the Company issued 754,334 shares of its common stock during the third quarter of 2012, resulting in additional equity of $37.2 million. Other equity consideration included the issuance of stock options to purchase 32,863 shares of the Company’s common stock for a fair value of $0.7 million. Non-equity consideration included in the acquisition totaled $7.5 million, which included cash paid for fractional shares, severance payments under change in control agreements, and contingent consideration. Of the $7.5 million, $4.6 million was paid in cash during the year, with the difference recorded as an adjustment to net assets acquired. See Note 4 to the consolidated financial statements for additional information on the acquisitions.

Other Acquisition Activity

In addition to the Florida Gulf acquisition completed during 2012, the Company has been an active acquirer over the previous nine years. From 2003 through 2011, the Company completed the following acquisitions, presented with intangible assets created and selected assets and liabilities acquired for each acquisition:

TABLE 3—SUMMARY OF ACQUISITION ACTIVITY FROM 2003 TO 2011

(Dollars in millions) Acquisition	Acquisition Date	Total Assets Acquired	Total Loans Acquired	Total Deposits Acquired	Goodwill	Other Intangible Assets
Acadiana Bancshares, Inc.	2003	$308.1	$189.6	$210.0	$24.1	$4.4
Alliance Bank of Baton Rouge	2004	71.7	53.1	61.8	5.2	1.2
American Horizons Bancorp, Inc.	2005	243.8	194.7	192.7	28.1	5.0
Pulaski Investment Corporation	2007	477.2	367.7	422.6	92.4	10.9
Pocahontas Bancorp, Inc.	2007	700.2	409.9	582.4	42.0	7.0
United Title of Louisiana, Inc.	2007	0.4	—	—	4.2	1.2
Kingdom Capital Management, Inc.	2008	0.7	—	—	0.6	—
American Abstract and Title Company	2008	5.1	—	—	5.0	—
ANB Financial, N.A.	2008	239.9	1.9	189.7	—	1.9
CapitalSouth Bank	2009	610.7	363.1	517.9	—	0.4
Orion Bank	2009	2,377.3	961.1	1,883.1	—	10.4
Century Bank, FSB	2009	812.0	417.6	615.8	—	2.2
Sterling Bank	2010	314.2	151.3	287.0	7.1	1.6
OMNI BANCSHARES, Inc.	2011	745.3	441.4	635.6	63.8	0.8
Cameron Bancshares, Inc.	2011	761.6	382.1	567.3	71.4	5.2
Florida Trust Company	2011	1.4	—	—	0.1	1.3

Total Acquisitions, 2003-2011		$7,669.6	$3,933.5	$6,165.9	$344.0	$53.5

Balance Sheet Position and Results of Operations

During 2012, the Company’s income available to common shareholders totaled $76.4 million, or $2.59 per share on a diluted basis, a 42.7% increase compared to the $53.5 million earned in 2011. On a per share basis, this represents an increase of 38.5% from the $1.87 per diluted share earned in 2011. On an operating basis (non-GAAP), per share earnings increased $0.47 to $2.74 in 2012. Primary drivers of the increase in earnings over the prior year include the earnings from the net assets acquired from Florida Gulf and a decrease in merger-related noninterest expenses. Key components of the Company’s 2012 performance are summarized below.

•

Total assets at December 31, 2012 were $13.1 billion, up $1.4 million, or 11.7%, from December 31, 2011. The increase was primarily the result of the Florida Gulf acquisition, which added $372.1 million in assets. Excluding the acquired assets, growth in the Company’s loan portfolio was a result of organic growth in many of the Company’s markets. The Company’s balance sheet growth was affected by a decrease in both the Company’s loan portfolio covered by FDIC reimbursement agreements and the related receipt of funds from the FDIC.

•

Total loans at December 31, 2012 were $8.5 billion, an increase of $1.1 billion, or 15.0%, from $7.4 billion at December 31, 2011. Loan growth during 2012 was driven by an increase in non-covered loans. Total non-covered loans increased $1.4 billion, or 22.3%, during 2012. $215.8 million, or 16.0%, of that growth was from the Florida Gulf acquisition. Covered loans decreased $241.7 million, or 18.1%, from December 31, 2011, as covered loans were paid down or charged off and submitted for reimbursement.

•

Total customer deposits increased $1.5 billion, or 15.7%, from $9.3 billion at December 31, 2011 to $10.7 billion at December 31, 2012. By product type, the Company’s noninterest-bearing deposits increased $482.6 million, or 32.5%, while interest-bearing deposits increased $976.7 million, or 12.5%. Acquired deposits from Florida Gulf accounted for 19.6% of the total growth. The increase in the Company’s interest-bearing demand deposits was partially offset by the decrease in time deposits of 15.4% from December 31, 2011. The decline in time deposits is the result of the Company’s effort to prudently manage the profitability of the deposit base with liquidity needs. Although deposit competition remained intense throughout 2012, the Company was able to generate strong growth across its many other deposit products. Organic deposit growth was driven by growth in the Company’s Houston, Texas, New Orleans, Louisiana, Lafayette, Louisiana, and Baton Rouge, Louisiana markets.

•

Shareholders’ equity increased $47.2 million, or 3.2%, to $1.5 billion at December 31, 2012. The increase was the result of net income of $76.4 million and additional common stock issued in the Florida Gulf acquisition of $39.2 million. Growth in shareholders’ equity was offset partially by $40.1 million in dividends paid on the Company’s common stock during the period and treasury share repurchases of $40.4 million.

•

Net interest income increased $43.5 million, or 12.9%, in 2012 when compared to 2011. This increase was attributable to a $24.9 million increase in interest income and an $18.6 million, or 22.7%, decrease in interest expense. Interest income was positively affected by a $1.1 billion increase in average earning assets, due to both the inclusion of Florida Gulf earning assets in the current year and the organic growth in loans since December 2011. The increase in income due to growth in the Company’s earning asset base was offset by a 19 basis point decline in the yield earned on these assets. Compared to 2011, the Company’s net interest margin ratio on a tax-equivalent basis increased to 3.58% from 3.51% due to changes in the volume and mix of the Company’s assets and liabilities and rate decreases driven by federal funds, Treasury, and other Company borrowing rate decreases during 2012.

•

Noninterest income increased $44.1 million, or 33.5%, in 2012 when compared to the same 2011 period. The increase was primarily driven by a $32.9 million increase in mortgage income. Increases of $2.9 million in title insurance income and $3.2 million in broker commissions also contributed to the total increase from 2011.

•

Additional expenses incurred due to the expanded size of the Company drove the increase in noninterest expenses in 2012 over 2011. Noninterest expense in 2012 was also higher as a result of various projects designed to enhance the Company’s operational efficiency and improve profitability that led to elevated levels of professional fees. Noninterest expense increased $58.5 million, or 15.6%, when compared to 2011. The increase in total noninterest expense was attributable to higher salary and employee benefit costs of $40.0 million, as well as increased occupancy, equipment, and other branch expenses resulting from the Company’s expanded footprint. In addition to personnel and other costs related to the expanding size of the Company, noninterest expenses were driven higher in 2012 by professional services expenses, as well as increased data processing expenses as the Company expands its business operations.

•

During the second, third, and fourth quarters of 2012, the Company incurred costs associated with the acquisition of Florida Gulf, conversions, branch closures, severance, and process improvements that affected the Company’s net income and per-share earnings for the year ended December 31, 2012. The Company incurred these costs to improve its long-term operating efficiency, risk-adjusted profitability, and long-term growth prospects. The Company also announced plans to consolidate and enhance underperforming branches, elevate sales effectiveness and improve efficiency. The total cost of these initiatives affected total noninterest expense and is discussed in further detail in the “Noninterest expense” section below.

•

The Company recorded a provision for credit losses of $20.7 million during 2012, 20.1% lower than the $25.9 million provision recorded in 2011. The provision in 2012 was primarily the result of loan growth from December 31, 2011 and provisions recorded on the Company’s covered and acquired loan portfolios, as the Company had legacy net charge-offs of only $4.5 million during 2012. The improvement in asset quality from December 31, 2011 has offset the need for a higher allowance for credit losses as a result of loan growth in 2012. As of December 31, 2012, the allowance for credit losses as a percent of total loans was 2.96%, compared to 2.62% at December 31, 2011.

•

The Company paid a quarterly cash dividend of $0.34 per common share in each quarter of 2012, consistent with the dividends paid in 2011. The Company’s dividend payout ratio to common shareholders was 52.5% and 73.6% for the years ended December 31, 2012 and 2011, respectively.

This discussion and analysis contains financial information determined by methods other than in accordance with GAAP. The Company’s management uses these non-GAAP financial measures in their analysis of the Company’s performance. These measures typically adjust GAAP performance measures to exclude the effects of the amortization of intangibles and include the tax benefit associated with revenue items that are tax-exempt, as well as adjust income available to common shareholders for certain significant activities or transactions that, in management’s opinion, distort period-to-period comparisons of the Company’s performance. Since the presentation of these GAAP performance measures and their impact differ between companies, management believes presentations of these non-GAAP financial measures provide useful supplemental information that is essential to a proper understanding of the operating results of the Company’s core businesses. These non-GAAP disclosures should not be viewed as a substitute for operating results determined in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures that may be presented by other companies. Reconciliations of GAAP to non-GAAP disclosures are included in the table below.

TABLE 4—RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

	2012			2011			2010
	Dollar Amount			Dollar Amount			Dollar Amount
(In thousands, except per share amounts)	Pre-tax	After-tax	Per share (1)	Pre-tax	After-tax	Per share (1)	Pre-tax	After-tax	Per share (1)
Net income (GAAP)	$104,891	$76,395	$2.59	$70,519	$53,538	$1.87	$68,817	$48,826	$1.88
Merger-related expenses	5,123	3,330	0.10	15,975	10,383	0.36	8,626	5,607	0.22
Severance expenses	2,355	1,530	0.05	2,332	1,516	0.05	330	214	0.01
Occupancy and branch closure expenses	3,738	2,430	0.07	—	—	—	—	—	—
Professional expenses and litigation settlement	2,795	1,816	0.06	3,090	2,009	0.07	—	—	—
Other noninterest income	(2,196)	(1,427)	(0.05)	—	—	—	—	—	—
(Gain) loss on sale of investments	(3,775)	(2,453)	(0.08)	(3,475)	(2,259)	(0.08)	(5,251)	(3,413)	(0.13)

Operating earnings (non-GAAP)	112,931	81,621	2.74	88,441	65,187	2.27	72,522	51,234	1.98
Covered loan provision for credit losses	7,068	4,594	0.15	5,893	3,830	0.13	8,897	5,783	0.22
Acquired loan provision for credit losses	9,799	6,370	0.22	—	—	—	—	—	—
Other provision for credit losses	3,804	2,472	0.08	19,974	12,983	0.45	33,554	21,810	0.84

Pre-provision operating earnings (non-GAAP)	$133,602	$95,057	$3.19	$114,308	$82,000	$2.86	$114,973	$78,827	$3.04

(1)	Per share amounts may not appear to foot due to rounding.

(Dollars in thousands)	2012	2011	2010
Net interest income	$381,750	$338,258	$281,627
Add: Effect of tax benefit on interest income	9,659	8,178	7,778

Net interest income (TE) (Non-GAAP)	391,409	346,436	289,405
Noninterest income	175,997	131,859	133,890
Add: Effect of tax benefit on noninterest income	1,981	1,775	1,669

Noninterest income (TE) (Non-GAAP)	177,978	133,634	135,559
Noninterest expense	432,185	373,731	304,249
Add: Intangible amortization expense	5,150	5,121	4,935

Tangible noninterest expense (Non-GAAP)	427,035	368,610	299,314
Net income	76,395	53,538	48,826
Add: Effect of intangible amortization, net of tax	3,348	3,328	3,208

Cash earnings (Non-GAAP)	79,743	56,866	52,034
Total assets	13,129,678	11,757,928	10,026,766
Less: Intangible assets	429,584	401,889	264,100

Total tangible assets (Non-GAAP)	12,700,094	11,356,039	9,762,666
Average assets	12,096,972	10,890,190	10,303,142
Less: Average intangible assets	407,672	348,927	261,889

Total average tangible assets (Non-GAAP)	11,689,300	10,541,263	10,041,253
Total shareholders’ equity	1,529,868	1,482,661	1,303,457
Less: Intangible assets	429,584	401,889	264,100

Total tangible shareholders’ equity (Non-GAAP)	1,100,284	1,080,772	1,039,357
Average shareholders’ equity	1,513,517	1,422,256	1,249,765
Less: Average intangible assets	407,672	348,927	261,889

Average tangible shareholders’ equity (Non-GAAP)	1,105,845	1,073,329	987,876
Net income per common share – diluted	$2.59	$1.87	$1.88
Add: Effect of intangible amortization, net of tax	0.11	0.11	0.13

Cash earnings per share – diluted (Non-GAAP)	$2.70	$1.98	$2.01
Return on average common equity	5.05%	3.77%	3.91%
Add: Effect of intangibles	2.16	1.53	1.36

Return on average tangible common equity (Non-GAAP)	7.21	5.30	5.27
Efficiency ratio	77.5%	79.5%	73.2%
Less: Effect of tax benefit related to tax-exempt income	(1.6)	(1.7)	(1.6)

Efficiency ratio (TE) (Non-GAAP)	75.9	77.8	71.6
Less: Effect of amortization of intangibles	(1.0)	(1.1)	(1.2)

Tangible efficiency ratio (TE) (Non-GAAP)	74.9%	76.7%	70.4%

APPLICATION OF CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In preparing financial reports, management is required to apply significant judgment to various accounting, reporting and disclosure matters. Management must use assumptions and estimates to apply these principles where actual measurement is not possible or practical. The accounting principles and methods used by the Company conform with accounting principles generally accepted in the United States and general bank accounting practices. Estimates and assumptions most significant to the Company relate primarily to the calculation of the allowance for credit losses, the accounting for acquired loans and the related FDIC loss share receivable on covered loans, the valuation of goodwill, intangible assets and other purchase accounting adjustments, and the valuation of share-based compensation. These significant estimates and assumptions are summarized in the following discussion and are further analyzed in the footnotes to the consolidated financial statements.

Allowance for Credit Losses

The determination of the allowance for credit losses has two components, the allowance for legacy credit losses and the allowance for acquired credit losses. The allowance for acquired credit losses is calculated as described in the Accounting for Acquired Loans and Related FDIC Loss Share Receivable section below. The allowance for legacy credit losses, which represents management’s estimate of probable losses inherent in the Company’s loan portfolio, involves a high degree of judgment and complexity. The Company’s policy is to establish reserves through provisions for credit losses on the consolidated statements of comprehensive income for estimated losses on delinquent and other problem loans when it is determined that losses are expected to be incurred on such loans. Management’s determination of the appropriateness of the allowance is based on various factors requiring judgments and estimates, including management’s evaluation of the credit quality of the portfolio (determined through the assignment risk ratings and assessments of past due status), past loss experience, current economic conditions, the volume and type of lending conducted by the Company, composition of the portfolio, the amount of the Company’s classified assets, seasoning of the loan portfolio, the status of past due principal and interest payments, and other relevant factors. Two areas in which management exercises judgment are the assessment of risk ratings on the Company’s commercial loan portfolio and the application of qualitative adjustments to the quantitative measurements across all portfolios. A one risk rating, instantaneous shift upwards (improvement) and downwards (degradation) would decrease the allowance for credit losses by $19.0 million and increase the allowance for credit losses by $29.0 million, respectively. Similarly, a 10% change in the qualitative adjustments estimated by management would result in a $1.6 million change in the allowance for credit losses. Other changes in estimates may also have a significant impact on the consolidated financial statements. For further discussion of the allowance for credit losses, see the Asset Quality and Allowance for Credit Losses sections of this analysis and Note 1 and Note 7 of the footnotes to the consolidated financial statements.

Accounting for Acquired Loans, the Allowance for Acquired Credit Losses, and Related FDIC Loss Share Receivable

The Company accounts for its acquisitions under ASC Topic No. 805, Business Combinations, which requires the use of the purchase method of accounting. All identifiable assets acquired, including loans, are recorded at fair value. No allowance for credit losses related to the acquired loans is recorded on the acquisition date as the fair value of the loans acquired incorporates assumptions regarding credit risk. Loans acquired are recorded on the date of acquisition at fair value in accordance with the fair value methodology prescribed in ASC Topic No. 820, exclusive of the shared-loss agreements with the FDIC. These fair value estimates associated with acquired loans include estimates related to market interest rates and undiscounted projections of future cash flows that incorporate expectations of prepayments and the amount and timing of principal, interest and other cash flows, as well as any shortfalls thereof.

Over the life of the acquired loans, the Company continues to estimate the amount and timing of cash flows expected to be collected on individual loans or on pools of loans sharing common risk characteristics. These expected cash flow estimates are updated for new information on a quarterly basis. The Company performs a detailed credit review on a semi-annual basis. The Company evaluates quarterly whether the present value of estimated future cash flows of its loans determined using effective interest rates have decreased and if so, recognizes provisions for credit losses in its consolidated statement of comprehensive income. For any increases in cash flows expected to be collected, the Company adjusts the amount of accretable yield recognized on a prospective basis over the respective loan’s or pool’s remaining life.

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

The shared loss agreements continue to be re-measured on the same basis as the related indemnified loans. Because the acquired loans are subject to the accounting prescribed by ASC Topic 310, subsequent changes in estimates underlying the basis of the shared loss agreements also follow that model. Deterioration in actual results from prior estimates of the credit quality of the loans is immediately recorded as an adjustment to the allowance for credit losses and would immediately increase the basis of the shared loss agreements, with the offset recorded through the consolidated statement of comprehensive income. Improvements in the credit quality or cash flows of loans (reflected as an adjustment to yield and accreted into income over the remaining life of the loans) decrease the basis of the shared loss agreements, with such decrease being amortized into income. Loss assumptions used in the basis of the indemnified loans are consistent with the loss assumptions used to measure the indemnification asset. Fair value accounting incorporates into the fair value of the indemnification asset an element of the time value of money, which is accreted back into income over the life of the shared loss agreements.

Upon the determination of an incurred loss the indemnification asset will be reduced by the amount owed by the FDIC. A corresponding claim receivable is recorded until cash is received from the FDIC.

If expected loss severities for all acquired loans were to increase by 10% and 20%, the Company would recognize a gross expense to the provision for credit losses of $21.7 million and $43.3 million, respectively, which would be offset by an increase of $15.4 million and $31.4 million, respectively in the FDIC loss share receivable, respectively.

For further discussion of the Company’s acquisition and loan accounting, see Note 4 and Note 6 of the footnotes to the consolidated financial statements.

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

The Company performs a goodwill evaluation at least annually. As part of its testing, the Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the Company determines the fair value of a reporting unit is less than its carrying amount using these qualitative factors, the Company then compares the fair value of goodwill with its carrying amount, and then measures impairment loss by comparing the implied fair value of goodwill with the carrying amount of that goodwill. Based on management’s assessment of the qualitative factors in its goodwill impairment tests, the Company concluded that the fair value of the Company’s reporting unit was more likely than not above its carrying amount and accordingly did not recognize impairment in its tests of goodwill at October 1, 2012 or 2011. For additional information on goodwill and intangible assets, see Note 1 and Note 10 of the footnotes to the consolidated financial statements.

FINANCIAL CONDITION

EARNING ASSETS

Interest income associated with earning assets is the Company’s primary source of income. Earning assets are composed of interest or dividend-earning assets, including loans, securities, short-term investments and loans held for sale. Earning assets averaged $10.8 billion during 2012, a $1.1 billion, or 10.8%, increase when compared to 2011. The increase from the prior year was primarily the result of earning assets acquired during 2012. The following discussion highlights the Company’s major categories of earning assets.

The year-end mix of earning assets is shown in the following chart.

Loans and Leases

The Company’s total loan portfolio increased $1.1 billion, or 15.0%, to $8.5 billion at December 31, 2012, compared to $7.4 billion at December 31, 2011. The increase was driven by non-covered loan growth of $1.4 billion during the year, but was tempered by a decrease in loans covered by loss share agreements of $241.7 million, or 18.1%. Non-covered loan growth included loans acquired from Florida Gulf of $215.7 million and organic growth of $1.1 billion, or 18.8%. By loan type, the increase was primarily from commercial loan growth of $800.6 million and consumer loan growth of $371.6 million during 2012, 14.9% and 25.1% higher, respectively, than at the end of 2011.

The major categories of loans outstanding at December 31, 2012 and 2011 are presented in the following tables, segregated into covered loans and non-covered loans, including non-covered loans acquired from OMNI, Cameron, and Florida Gulf. The carrying amount of the covered loans and loans acquired from OMNI, Cameron, and Florida Gulf consisted of loans accounted for in accordance with ASC Topic 310-30 (i.e., loans impaired at the time of acquisition) and loans subject to ASC Topic 310-30 by analogy only (i.e., loans performing at the time of acquisition) as detailed in the following table.

TABLE 5—SUMMARY OF LOANS

	Commercial		Mortgage		Consumer and Other
(In thousands) December 31, 2012	Real Estate	Business	1-4 Family	Construction	Indirect	Home Equity	Credit Card	Other	Total
Covered loans
Impaired (1)	$167,742	$2,757	$20,232	$—	$—	$22,094	$—	$820	$213,645
Performing (1)	473,101	84,294	166,932	—	—	152,117	906	1,761	879,111

Total covered loans	640,843	87,051	187,164	—	—	174,211	906	2,581	1,092,756
Non-covered loans
Acquired loans
Impaired (1)	55,363	3,470	330	—	68	4,649	—	318	64,198
Performing (1)	390,017	79,763	32,427	—	4,951	71,626	—	15,337	594,121

Total non-covered acquired loans	445,380	83,233	32,757	—	5,019	76,275	—	15,655	658,319
Other non-covered loans (Legacy loans)	2,545,320	2,367,434	251,262	6,021	322,966	1,000,638	51,722	202,142	6,747,505

Total non-covered loans	2,990,700	2,450,667	284,019	6,021	327,985	1,076,913	51,722	217,797	7,405,824

Total	$3,631,543	$2,537,718	$471,183	$6,021	$327,985	$1,251,125	$52,628	$220,377	$8,498,580

	Commercial		Mortgage		Consumer and Other
(In thousands) December 31, 2011	Real Estate	Business	1-4 Family	Construction	Indirect	Home Equity	Credit Card	Other	Total
Covered loans
Impaired (1)	$54,691	$4,169	$35,794	$—	$—	$29,473	$—	$—	$124,127
Performing (1)	718,186	104,569	219,593	—	—	163,174	969	3,831	1,210,322

Total covered loans	772,877	108,738	255,387	—	—	192,647	969	3,831	1,334,449
Non-covered loans
Acquired loans
Impaired (1)	4,320	26,531	—	—	17	1,247	—	2,865	34,980
Performing (1)	496,766	68,785	4,514	—	11,424	74,474	—	13,219	669,182

Total non-covered acquired loans	501,086	95,316	4,514	—	11,441	75,721	—	16,084	704,162
Other non-covered loans (Legacy loans)	2,089,928	1,801,180	262,456	16,143	250,455	750,742	47,763	130,759	5,349,426

Total non-covered loans	2,591,014	1,896,496	266,970	16,143	261,896	826,463	47,763	146,843	6,053,588

Total	$3,363,891	$2,005,234	$522,357	$16,143	$261,896	$1,019,110	$48,732	$150,674	$7,388,037

(1)	Loans in these categories were acquired with evidence of credit deterioration since origination. Accordingly, assumed credit losses at the purchase date were included in the balance acquired.

Loan Portfolio Components

The Company’s year-end loan portfolio is segregated into various components and markets in the following charts.

The Company’s loan to deposit ratio at December 31, 2012 and 2011 was 79.1% and 79.5%, respectively. The percentage of fixed rate loans to total loans increased from 49.1% at the end of 2011 to 50.7% as of December 31, 2012. The table below sets forth the composition of the Company’s loan portfolio as of December 31 for the years indicated, with a discussion of activity by major loan types following.

TABLE 6—TOTAL LOANS BY LOAN TYPE

(Dollars in thousands)	2012		2011		2010		2009		2008
Commercial loans:
Real estate	$3,631,543	43%	$3,363,891	46%	$2,647,107	44%	$2,500,433	43%	$1,522,965	41%
Business	2,537,718	30	2,005,234	27	1,515,856	25	1,217,326	21	775,625	21

Total commercial loans	6,169,261	73	5,369,125	73	4,162,963	69	3,717,759	64	2,298,590	62
Mortgage loans:
Residential 1-4 family	471,183	5	522,357	7	616,550	10	975,395	17	498,740	13
Construction/Owner- occupied	6,021	—	16,143	—	14,822	—	32,857	1	36,693	1

Total mortgage loans	477,204	5	538,500	7	631,372	10	1,008,252	18	535,433	14
Loans to individuals:
Indirect automobile	327,985	4	261,896	3	255,322	4	259,339	4	265,722	7
Home equity	1,251,125	15	1,019,110	14	834,840	14	649,821	11	501,036	13
Other	273,005	3	199,406	3	150,835	3	149,194	3	143,621	4

Total consumer loans	1,852,115	22	1,480,412	20	1,240,997	21	1,058,354	18	910,379	24

Total loans receivable	$8,498,580	100%	$7,388,037	100%	$6,035,332	100%	$5,784,365	100%	$3,744,402	100%

Commercial Loans

Commercial real estate and commercial business loans generally have shorter repayment periods and more frequent repricing opportunities than consumer and mortgage loans. Total commercial loans increased $800.1 million, or 14.9%, during 2012, with $953.8 million in non-covered loan growth and a decrease in covered commercial loans of $153.7 million, or 17.4%. The Company continued to attract and retain commercial customers in 2012 as commercial loans were 73% of the total loan portfolio at December 31, 2012. Unfunded commitments on commercial loans were $1.8 billion at December 31, 2012, an increase of $404.5 million when compared to the prior year.

The Company’s investment in commercial real estate loans increased by $267.7 million during 2012, and was primarily the result of acquired commercial loans of $144.5 million. Growth, however, was tempered by a decrease in covered commercial real estate loans of $132.0 million. At December 31, 2012, commercial real estate loans totaled $3.6 billion, or 42.7% of the total loan portfolio, compared to 45.5% at December 31, 2011. The Company’s underwriting standards generally provide for loan terms of three to five years, with amortization schedules of generally no more than twenty years. Low loan-to-value ratios are maintained and usually limited to no more than 80% at the time of origination. In addition, the Company obtains personal guarantees of the principals as additional security for most commercial real estate loans.

As of December 31, 2012, the Company’s commercial business loans totaled $2.5 billion, or 29.9% of the Company’s total loan portfolio. This represents a $532.5 million, or 26.6%, increase from December 31, 2011, and is the result of loans acquired in 2012, but also the Company’s focused efforts to grow its small business loan portfolio. The Company originates commercial business loans on a secured and, to a lesser extent, unsecured basis. The Company’s commercial business loans may be term loans or revolving lines of credit. Term loans are generally structured with terms of no more than three to five years, with amortization schedules of generally no more than seven years. The Company’s commercial business term loans are generally secured by equipment, machinery or other corporate assets. The Company also provides for revolving lines of credit generally structured as advances upon perfected security interests in accounts receivable and inventory. Revolving lines of credit generally have an annual maturity. The Company obtains personal guarantees of the principals as additional security for most commercial business loans.

Non-covered commercial loans increased $809.4 million, or 18.0%, excluding the loans acquired from Florida Gulf. The Lafayette, Louisiana, Birmingham, Alabama, and Houston, Texas markets experienced the largest growth in their commercial loan portfolios, but that growth was partially offset by a decrease in balances in some of the Company’s other markets, the result primarily of payments on existing loans. On a market basis, growth in the non-covered portfolio was driven by the Company’s newer markets, including Mobile, Alabama, which grew its commercial loan portfolio $46.1 million, or 32.8%, since the end of 2011, and Houston, Texas, which increased its commercial loan portfolio 62.1%, or $328.8 million, in 2012. Birmingham, Alabama’s commercial loans grew $102.1 million, or

47.9%, while the Huntsville, Alabama market contributed loan growth of $50.4 million since December 31, 2011. In the Company’s more mature markets, New Orleans, Louisiana’s commercial loans grew $84.1 million, or 7.7%, during 2012. Offsetting these increases were decreases in the Northeast Arkansas and Southwest Louisiana markets, due primarily to loan payments.

Mortgage Loans

Residential 1-4 family loans comprise most of the Company’s mortgage loans. The vast majority of the Company’s residential 1-4 family mortgage loan portfolio is secured by properties located in its market areas and originated under terms and documentation which permit their sale in the secondary market. Larger mortgage loans of private banking clients and prospects are generally retained to enhance relationships, and also due to the expected shorter durations and relatively lower servicing costs associated with loans of this size. The Company does not originate or hold high loan to value, negative amortization, option ARM, or other exotic mortgage loans in its portfolio. Beginning in the third quarter of 2012, the Company began to invest in loans that would be considered subprime (e.g. loans with a FICO score of less than 620) in order to ensure compliance with relevant regulations. The Company expects to continue to invest in subprime loans through additional secondary market purchases, as well as direct originations, in 2013, albeit up to a limited amount. The total amount of subprime loans purchased or originated in the last six months of 2012 was $60.5 million, of which $44.9 million is either directly or indirectly guaranteed by a United States Government Agency.

The Company continues to sell the majority of conforming mortgage loan originations in the secondary market on a servicing-released basis and recognize the associated fee income rather than assume the interest rate risk associated with these longer term assets. The Company retains servicing on a limited portion of these loans upon sale. Total residential mortgage loans decreased $61.3 million, or 11.4%, compared to December 31, 2011. Of the total mortgage loan decrease since December 31, 2011, $68.2 million was a result of a decrease in covered mortgage loans and $21.3 million was a result of a decrease in non-acquired mortgage loans as existing loans were paid down and most of the new mortgage loan originations were sold. Acquired mortgage loans from Florida Gulf offset the decreases in the current year. The total decrease in mortgage loans was also offset partially by the $60.5 million in subprime loans the Company purchased from the secondary market during the third and fourth quarters of 2012.

Consumer and Credit Card Loans

The Company offers consumer loans in order to provide a full range of retail financial services to its customers. The Company originates substantially all of such loans in its primary market areas. At December 31, 2012, $1.9 billion, or 21.8%, of the Company’s total loan portfolio was comprised of consumer loans, compared to $1.5 billion, or 20.0%, at the end of 2011. The $371.7 million increase in total consumer loans compared to December 31, 2011 was primarily driven by home equity loan growth of $232.0 million and indirect automobile loan growth of $66.1 million.

Consistent with 2011, home equity loans comprised the largest component of the Company’s consumer loan portfolio at December 31, 2012. The balance of home equity loans increased 22.8% during 2012 to $1.3 billion at December 31, 2012. Non-covered home equity loans increased $250.5 million during 2012, a result of acquired loans from Florida Gulf, but also a result of the Company’s continued focus on expanding its total consumer portfolio through its additional investment in its consumer business, as well as increased activity from its existing clients. The Company’s sales and marketing efforts in 2012 have contributed to the growth in non-covered home equity loans since December 31, 2011. Unfunded commitments related to home equity loans and lines were $341.2 million at December 31, 2012, an increase of $105.0 million versus the prior year. The Company has approximately $384.7 million of loans with junior liens where the Company does not hold or service the respective loan holding senior lien. The Company believes it has addressed the risks associated with these loans in its allowance for credit losses, which is discussed below.

Indirect automobile loans comprised the second largest component of the Company’s consumer loan portfolio. Independent automobile dealerships originate these loans based upon the Company’s credit decisioning. The Company relies on the dealerships, in part, for loan qualifying information. To that extent, there is risk inherent in indirect automobile loans associated with fraud or negligence by the automobile dealership. To limit this risk, an emphasis is placed on established dealerships that have demonstrated reputable behavior, both within the communities we serve and through long-term relationships with the Company. The balance of indirect automobile loans increased 25.2% during the year, from $261.9 million at December 31, 2011 to $328.0 million at December 31, 2012, as the Company retained its focus on prime or low risk paper. The indirect portfolio increased to 3.9% of the total loan portfolio. The organic growth in the Company’s indirect automobile portfolio can be attributed to a couple of primary factors. During the latter part of 2011 and into 2012, the Company began to sign new dealers after limiting new business during the previous years due to a weakened economy. In addition, the Company has adjusted its interest rates on these loans to be more aligned with its competitors, which has provided the Company an opportunity to recapture some market share.

The Company’s credit card loans totaled $52.6 million at December 31, 2012, an 8.0% increase from December 31, 2011. The increase in credit card loans was a result of an increase in usage by customers during the year. Quarter-to-date average credit card balances have increased from $47.5 million in the fourth quarter of 2011 to $50.1 million in the fourth quarter of 2012.

The remainder of the consumer loan portfolio at December 31, 2012 was composed of direct automobile loans and other personal loans, and comprised 2.6% of the overall loan portfolio. At the end of 2012, the Company’s direct automobile loans totaled $60.2 million, a $21.6 million increase over December 31, 2011, and the Company’s other personal consumer loans were $160.1 million, a 42.9% increase from December 31, 2011, primarily a result of acquired Florida Gulf loans.

Loan Maturities

The following table sets forth the scheduled contractual maturities of the Company’s loan portfolio at December 31, 2011, unadjusted for scheduled principal reductions, prepayments or repricing opportunities. Demand loans, loans having no stated schedule of repayments and no stated maturity and overdraft loans are reported as due in one year or less. The average life of a loan may be substantially less than the contractual terms because of prepayments. As a result, scheduled contractual amortization of loans is not reflective of the expected term of the Company’s loan portfolio. Of the loans with maturities greater than one year, approximately 77.8% of the balance of these loans bears a fixed rate of interest.

TABLE 7—LOAN MATURITIES BY LOAN TYPE

(Dollars in thousands)	One Year Or Less	One Through Five Years	After Five Years	Total
Commercial real estate	$1,715,933	$1,361,372	$554,238	$3,631,543
Commercial business	1,215,311	922,088	400,319	2,537,718
Mortgage	148,121	86,715	242,368	477,204
Consumer	764,346	440,696	647,073	1,852,115

Total loans	$3,843,711	$2,810,871	$1,843,998	$8,498,580

Mortgage Loans Held for Sale

Loans held for sale increased $114.5 million, or 74.8%, to $267.5 million at December 31, 2012, compared to $153.0 million at December 31, 2011. The increase in the balance during 2012 was a result of an increase in origination activity during the year. The Company has originated $2.4 billion in mortgage loans during 2012.

Loans held for sale have primarily been fixed-rate single-family residential mortgage loans under contracts to be sold in the secondary market. In most cases, loans in this category are sold within thirty days of closing. Buyers generally have recourse to return a purchased loan to the Company under limited circumstances. Recourse conditions may include fraud in the origination, breach of representations or warranties, and documentation deficiencies. At December 31, 2012, the Company had $5.1 million in loans that have recourse conditions for which buyers have notified the Company of potential recourse action. The Company has recorded a reserve of $2.4 million for potential repurchases at December 31, 2012. During 2012, an insignificant number of loans were returned to the Company.

Asset Quality

The Company’s loan portfolio has gradually transitioned from that of a thrift to resemble portfolios held by commercial banks. This transition brings the potential for increased risks in the form of potentially higher levels of charge-offs and nonperforming assets, and increase rewards in the form of potentially increased levels of shareholder returns. Management has responded, as the risks present within the Company’s loan portfolio have evolved by tightening underwriting guidelines and procedures, implementing more conservative loan charge-off and nonaccrual guidelines, revising loan policies and developing an internal loan review function. As a result of management’s enhancements to underwriting loan risk/return dynamics, the credit quality of the Company’s loan portfolio has remained favorable when compared to peers. Management believes that it has demonstrated proficiency in managing credit risk through timely identification of significant problem loans, prompt corrective action, and transparent disclosure. Overall asset quality improved during 2012, primarily as a result of decreases in the number and amount of past due loans and nonperforming assets. Consistent with prior years, the assets and liabilities purchased and assumed through the Company’s four failed bank acquisitions continue to have a disproportionate impact on overall asset quality. The Company continues to closely monitor the risk-adjusted level of return within the loan portfolio.

Written underwriting standards established by the Board of Directors and management govern the lending activities of the Company. The commercial credit department, in conjunction with senior lending personnel, underwrites all commercial business and commercial real estate loans. The Company provides centralized underwriting of all residential mortgage, construction and consumer loans. Established loan origination procedures require appropriate documentation, including financial data and credit reports. For loans secured by real property, the Company generally requires property appraisals, title insurance or a title opinion, hazard insurance, and flood insurance, where appropriate.

Loan payment performance is monitored and late charges are assessed on past due accounts. A centralized department administers delinquent loans. Every effort is made to minimize any potential loss, including instituting legal proceedings as necessary. Commercial loans of the Company are periodically reviewed through a loan review process to provide an independent assessment of a loan’s risks. All other loans are also subject to loan review through a periodic sampling process. The Company exercises significant judgment in determining the risk classification of its commercial loans.

The Company utilizes an asset risk classification system in accordance with guidelines established by the Federal Reserve Board as part of its efforts to monitor commercial asset quality. In connection with examinations of insured institutions, both federal and state examiners also have the authority to identify problem assets and, if appropriate, classify them. There are three classifications for problem assets: “substandard,” “doubtful” and “loss”, all of which are considered adverse classifications. Substandard assets have one or more defined weaknesses and are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected. Doubtful assets have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full questionable, and there is a high probability of loss based on currently existing facts, conditions and values. An asset classified as loss is considered not collectable and of such little value that continuance as an asset of the Company is not warranted. Commercial loans with adverse classifications are reviewed by the Board Risk Committee of the Board of Directors at least monthly. Loans are placed on nonaccrual status when they are 90 days or more past due unless, in the judgment of management, the probability of timely collection of interest is deemed to be sufficient to warrant further accrual. When a loan is placed on nonaccrual status, the accrual of interest income ceases and accrued but unpaid interest attributable to the current year is reversed against interest income. Accrued interest receivable attributable to the prior year is recorded as a charge-off to the allowance for credit losses.

Real estate acquired by the Company through foreclosure or by deed-in-lieu of foreclosure is classified as other real estate owned (“OREO”), and is recorded at the lesser of the related loan balance (the pro-rata carrying value for acquired loans) or estimated fair value less estimated costs to sell.

Under generally accepted accounting principles, certain loan modifications or restructurings are designated as troubled debt restructurings (“TDRs”). In general, the modification or restructuring of a debt constitutes a TDR if the Company, for economic or legal reasons related to the borrower’s financial difficulties, grants a concession to the borrower that the Company would not otherwise consider under current market conditions.

Nonperforming Assets

The Company defines nonperforming assets as nonaccrual loans, accruing loans more than 90 days past due, OREO and foreclosed property. Management continually monitors loans and transfers loans to nonaccrual status when warranted.

Loans acquired through failed bank acquisitions, referred to as covered loans, are covered by loss sharing agreements with the FDIC, whereby the FDIC reimburses the Company for the majority of the losses incurred during the loss share claim period. Acquisition date fair values of loans covered by loss sharing agreements were determined without regard to the loss sharing agreements. In addition to covered loans, the Company also accounts for other loans acquired with deteriorated credit quality, as well as all loans acquired with significant discounts that did not exhibit deteriorated credit quality at acquisition, in accordance with ASC 310-30. Collectively, all loans accounted for under ASC 310-30 are referred to as purchased impaired loans. Application of ASC 310-30 results in significant accounting differences, compared to loans originated or acquired by the Company that are not accounted for under ASC 310-30. At acquisition, purchased impaired loans were individually evaluated and assigned to loan pools based on common risk characteristics, which included loan performance at the time of acquisition, loan type based on regulatory reporting guidelines, and/or the nature of collateral. The acquisition date fair values of each pool were estimated based on the expected cash flows of the underlying loans. Certain loan level information, including outstanding principal balance, maturity, term to re-price (if a variable rate loan), and interest rate were used to estimate the expected cash flows for each loan pool. ASC 310-30 does not permit carry over or recognition of an allowance for credit losses at acquisition. Credit quality deterioration, also referred to as credit losses, evident at acquisition with individual loans was reflected in the acquisition date fair value through the reduction of cash flows expected to be received over the life of loans. A provision for credit losses is recognized and an allowance for credit losses is recorded subsequent to acquisition to the event that re-estimated expected losses exceed losses estimated at acquisition. Purchased impaired loans were considered to be performing as of the acquisition date regardless of their past due status based on their contractual terms. In accordance with regulatory reporting guidelines, purchased impaired loans that are contractually past due are reported as past due and accruing based on the number of days past due.

Due to the significant difference in the accounting for covered loans and the related FDIC loss sharing agreements, as well as non-covered acquired loans accounted for as purchased impaired loans, and given the significant amount of acquired impaired loans that are past due but still accruing, the Company believes inclusion of these loans in certain asset quality ratios that reflect nonperforming assets in the numerator or denominator (or both) results in significant distortion to these ratios. In addition, because loan level charge-offs related to purchased impaired loans are not recognized in the financial statements until the cumulative amounts exceed the original loss projections on a pool basis, the net charge-off ratio for acquired loans is not consistent with the net charge-off ratio for other loan portfolios. The inclusion of these loans in certain asset quality ratios could result in a lack of comparability across quarters or years, and could impact comparability with other portfolios that were not impacted by purchased impaired loan accounting. The Company believes that the presentation of certain asset quality measures excluding either covered loans or all purchased impaired loans, as indicated below, and related amounts from both the numerator and denominator provides better perspective into underlying trends related to the quality of its loan portfolio. Accordingly, the asset quality measures in the tables below present asset quality information excluding either covered loans or all purchased impaired loans, as indicated within each table, and related amounts.

Nonperforming assets excluding purchased impaired loans decreased $2.0 million, or 2.6%, as compared to December 31, 2011. The decrease resulted from a $7.0 million decrease in nonperforming loans, primarily attributable to a decrease in nonaccrual loans, which was partially offset by a $5.0 million increase in OREO. The Company’s ongoing business strategy of maximizing shareholder return includes periodic review of the branch network. This periodic review resulted in the closure of ten branches during 2012, resulting in $4.2 million of the total $5.0 million increase in OREO. The remaining $0.8 million increase represents real estate acquired through foreclosure.

The following table sets forth the composition of the Company’s non-covered nonperforming assets, including accruing loans past due 90 or more days and TDRs, as of December 31, 2012 and December 31, 2011.

TABLE 8—NONPERFORMING ASSETS AND TROUBLED DEBT RESTRUCTURINGS

(EXCLUDING ACQUIRED LOANS)

(Dollars in thousands)	December 31, 2012	December 31, 2011	Increase/ (Decrease)
Nonaccrual loans:
Commercial and business banking	$32,312	$42,655	$(10,343)	(24.2)%
Mortgage	8,367	4,910	3,457	70.4
Consumer and credit card	7,237	6,889	348	5.1

Total nonaccrual loans	47,916	54,454	(6,538)	(12.0)
Accruing loans 90 days or more past due	1,371	1,841	(470)	(25.5)

Total nonperforming loans (1)	49,287	56,295	(7,008)	(12.4)
OREO and foreclosed property(2)	26,380	21,382	4,998	23.4

Total nonperforming assets (1)	75,667	77,677	(2,010)	(2.6)
Troubled debt restructurings in compliance with modified terms(3)	2,354	55	2,299	4,211.9

Total nonperforming assets and troubled debt restructurings (1)	$78,021	$77,732	$289	0.4%

Nonperforming loans to total loans (1)(4)	0.73%	1.05%
Nonperforming assets to total assets (1)(4)	0.69%	0.86%
Nonperforming assets and troubled debt restructurings to total assets (1)(4)	0.71%	0.86%
Allowance for credit losses to nonperforming loans (4)(5)	150.57%	132.98%
Allowance for credit losses to total loans(4)(5)	1.10%	1.40%

(1)	Nonperforming loans and assets include accruing loans 90 days or more past due.
(2)	OREO and foreclosed property at December 31, 2012 and 2011 include $9,199,000 and $5,722,000, respectively, of former bank properties held for development or resale.
(3)

Troubled debt restructurings in compliance with modified terms for December 31, 2012 and December 31, 2011 above do not include $15,356,000 and $23,898,000 in troubled debt restructurings included in total nonaccrual loans above.

(4)	Total loans and total assets exclude loans and assets covered by FDIC loss share agreements and acquired loans discussed below.
(5)	The allowance for credit losses excludes the portion of the allowance related to covered loans and acquired non-covered loans discussed below.

(Dollars in thousands)	2012	2011	2010	2009	2008
Nonaccrual loans:
Commercial and business banking	$32,312	$42,655	$35,457	$31,029	$21,433
Mortgage	8,367	4,910	5,917	3,314	2,423
Consumer	7,237	6,889	8,122	5,504	3,969

Total nonaccrual loans	47,916	54,454	49,496	39,847	27,825
Accruing loans 90 days or more past due	1,371	1,841	1,455	4,960	2,481

Total nonperforming loans	49,287	56,295	50,951	44,807	30,306
Foreclosed property	26,380	21,382	18,496	15,281	16,312

Total nonperforming assets	75,667	77,677	69,447	60,088	46,618
Troubled debt restructurings in compliance with modified terms	2,354	55	14,968	—	—

Total nonperforming assets and troubled debt restructurings	$78,021	$77,732	$84,415	$60,088	$46,618

Nonperforming loans to total loans	0.73%	1.05%	1.14%	1.09%	0.81%
Nonperforming assets to total assets	0.69%	0.86%	0.91%	0.91%	0.83%
Nonperforming assets and troubled debt restructurings to total assets	0.71%	0.86%	1.10%	0.91%	0.83%
Allowance for credit losses to nonperforming loans	150.57%	132.98%	122.59%	124.14%	134.87%
Allowance for credit losses to total loans	1.10%	1.40%	1.40%	1.36%	1.09%

Nonperforming loans were 0.73% of total legacy loans at December 31, 2012, 32 basis points lower than at December 31, 2011. If covered loans and acquired loans accounted for in pools that meet nonperforming criteria are included, nonperforming loans were 6.42% of total loans at December 31, 2012 and 10.13% at December 31, 2011. The allowance for credit losses as a percentage of nonperforming loans was 150.6% at December 31, 2012 and 133.0% at December 31, 2011. Including covered loans and pooled loans, the allowance coverage of total loans was 2.96% at December 31, 2012 and 2.62% at December 31, 2011.

Nonperforming asset balances as a percentage of total assets have remained at relatively low levels. Total nonperforming assets were 0.69% of non-covered assets at December 31, 2012, 17 basis points below December 31, 2011. Consistent with the improvement in asset quality, the Company’s reserve for credit losses as a percentage of loans excluding reserves for acquired loans decreased 30 basis points to 1.10% at December 31, 2012.

Loans defined as TDRs not included in nonperforming assets increased to $2.4 million at the end of 2012. Total TDRs not covered by loss share agreements totaled $17.7 million at December 31, 2012, $6.2 million, or 26.1%, lower than December 31, 2011. 20 credits totaling $4.6 million were added as TDRs in 2012, but these additions were offset by loan payments and charge-offs in 2012.

The Company had gross charge-offs on non-covered loans of $9.9 million during the twelve months ended December 31, 2012. Offsetting these charge-offs were recoveries of $5.3 million. As a result, net charge-offs on non-covered loans during the year were $4.6 million, or 0.07% of average loans, as compared to net charge-offs of $7.6 million, or 0.13%, in 2011.

At December 31, 2012, excluding loans covered by the FDIC loss share agreements, the Company had $228.7 million of assets classified as substandard, $2.9 million of assets classified as doubtful, and no assets classified as loss (before the application of loan discounts to acquired loans). At such date, the aggregate of the Company’s classified assets was 1.98% of total assets, 2.72% of total loans, and 3.13% of non-covered loans. At December 31, 2011, the aggregate of the Company’s classified assets, $199.9 million, was 1.75% of total assets, 2.79% of total loans, and 3.40% of non-covered loans. The increase in total classified assets was a result of Florida Gulf loans acquired during the current year. A reserve for credit losses has been recorded for all substandard loans at December 31, 2012 according to the Company’s allowance policy. Excluding purchased impaired loans, the Company’s classified assets totaled $176.0 million, compared to $157.0 million at December 31, 2011. The $19.0 million increase was a result primarily of eight credits added during the current year for $29.5 million and was not an indicator of overall asset quality deterioration.

In addition to the problem loans described above, excluding covered loans, there were $122.1 million of loans classified special mention at December 31, 2012, which in management’s opinion were subject to potential future rating downgrades. Special mention loans are defined as loans where known information about possible credit problems of the borrowers cause management to have some doubt as to the ability of these borrowers to comply with the present loan repayment terms and which may result in future disclosure of these loans as nonperforming. Special mention loans decreased $84.3 million, or 40.8%, from December 31, 2011, many of which moved to substandard status noted above.

Past Due Loans

Past due status is based on the contractual terms of loans. The majority of the Company’s non-covered portfolio exhibited an improvement in past due status from the end of the previous year.

At December 31, 2012, total past due loans excluding covered loans were 1.71% of total loans, a decrease of 26 basis points from December 31, 2011. Including covered loans, loans past due 30 days or more were 6.76% of total loans before discount adjustments at December 31, 2012 and 10.57% at December 31, 2011. Past due non-covered loans (including nonaccrual loans) increased $7.1 million, or 5.9%, from December 31, 2011, and can be attributed to the $13.3 million in past due loans acquired from Florida Gulf during 2012. Additional information on the Company’s non-covered past due loans is presented in the following table.

TABLE 9—PAST DUE NON-COVERED LOAN SEGREGATION

(Dollars in thousands)	December 31, 2012
	Non-acquired		Acquired		Total
	Amount	% of Outstanding Balance	Amount	% of Outstanding Balance	Amount	% of Outstanding Balance
Accruing loans
30-59 days past due	$10,349	0.15%	$10,502	1.42%	$20,851	0.28%
60-89 days past due	2,447	0.04	2,499	0.34	4,946	0.07
90-119 days past due	489	0.01	82	0.01	571	0.01
120 days past due or more	882	0.01	323	0.04	1,205	0.02

Total Accruing Loans	14,167	0.21	13,406	1.81	27,573	0.37
Nonaccrual loans (1)	47,917	0.71	52,376	7.06	100,293	1.34

Total past due loans	$62,084	0.92%	$65,782	8.87%	$127,866	1.71%

(Dollars in thousands)	December 31, 2011
	Non-acquired		Acquired		Total
	Amount	% of Outstanding Balance	Amount	% of Outstanding Balance	Amount	% of Outstanding Balance
Accruing loans
30-59 days past due	$7,329	0.14%	$11,242	1.45%	$18,571	0.30%
60-89 days past due	1,786	0.03	4,844	0.62	6,630	0.11
90-119 days past due	1,017	0.02	1,270	0.17	2,287	0.04
120 days past due or more	824	0.01	644	0.08	1,468	0.02

Total Accruing Loans	10,956	0.20	18,000	2.32	28,956	0.47
Nonaccrual loans (1)	54,454	1.02	37,323	4.81	91,777	1.50

Total past due loans	$65,410	1.22%	$55,323	7.13%	$120,733	1.97%

(1)	For acquired loans, balance represents the outstanding balance of loans that would otherwise meet the Company’s definition of nonaccrual loans.

The $7.1 million increase in non-covered past due loans was the result of an $8.5 million increase in nonaccrual loans, offset by a $1.4 million decrease in accruing loans past due from 2011. Loans past due at December 31, 2012 that were acquired from Florida Gulf totaled $13.3 million. Excluding these acquired loans, non-covered loans past due were $114.6 million, a decrease of $6.2 million, or 5.1% from December 31, 2011.

Commercial nonaccrual loans increased $3.3 million, or 4.3%, and mortgage nonaccrual loans increased $4.2 million, while consumer nonaccrual loans increased $1.0 million since December 31, 2011. The increase in consumer nonaccrual loans was a result of the placement of past due consumer loans on nonaccrual status during 2012 in response to their continued past due status. The movement of these loans to nonaccrual status in the current year helped to drive the decrease in accruing consumer loans past due (excluding past due loans acquired from OMNI, Cameron, and Florida Gulf) from December 31, 2011, from $6.4 million to $6.0 million, a 5.1% decrease.

In the Company’s non-covered commercial loan portfolio, total accruing loans past due increased $0.1 million, or 0.3%, from December 31, 2011. The total increase was a result of a limited number of past due loans in the Company’s legacy portfolio, as past due commercial loans acquired in 2011 and 2012 decreased $3.0 million, or 22.8%. The $3.1 million increase in legacy commercial loans was driven by a $3.3 million increase in commercial loans past due less than 60 days, which the Company does not consider a significant indicator of a decline in overall commercial loan credit quality. Total commercial loans past due less than 60 days were 0.10% of non-acquired commercial loans at December 31, 2012.

Total non-covered mortgage loans past due increased $0.1 million, or 3.8%, during 2012. Although asset quality has declined in the mortgage portfolio, 69.4% of the past due loans were past due less than 90 days, including 25.3% past due less than 60 days. At December 31, 2011, those percentages were 49.1% and 33.9%, respectively. Management is continually monitoring the past due status of these mortgage loans for indicators of overall asset quality issues. Past due loans in the acquired mortgage loan portfolio decreased $0.4 million from December 31, 2011.

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

As described above, covered assets were recorded at their acquisition date fair values.

Although covered loans are not included in the Company’s nonperforming assets, in accordance with bank regulatory reporting standards, both acquired loans considered impaired at the time of acquisition and those performing at the time of acquisition that meet the Company’s definition of a nonperforming loan at each balance sheet date are discussed below. Included in the discussion are all covered loans that are contractually past due based on the number of days past due. Certain measures of the asset quality of covered loans are discussed below. Loan balances are reported before consideration of applied loan discounts, as these discounts were recorded based on the estimated cash flow of the total loan pool and not on a specific loan basis. The loss share agreements with the FDIC limit the Company’s exposure to loss during the loss claim period to no more than 20% of incurred losses for all covered loans and as little as 5% of incurred losses for certain loans. Therefore, balances discussed below are for general comparative purposes only and do not represent the Company’s risk of loss on covered assets.

TABLE 10—PAST DUE COVERED LOAN SEGREGATION

(Dollars in thousands)	December 31, 2012		December 31, 2011
	Amount	% of Outstanding Balance	Amount	% of Outstanding Balance
Accruing loans
30-59 days past due	$14,799	1.16%	$48,903	2.76%
60-89 days past due	7,303	0.57	12,362	0.70
90-119 days past due	2,376	0.18	9,306	0.52
120 days past due or more	252	0.02	15,942	0.90

Total Accruing Loans	24,730	1.93	86,513	4.88
Nonaccrual loans (1)	440,575	34.40	627,459	35.37

Total past due loans	$465,305	36.33%	$713,972	40.25%

(1)	For covered loans, balance represents the outstanding balance of loans that would otherwise meet the Company’s definition of nonaccrual loans.

Total covered loans past due at December 31, 2012 totaled $465.3 million before discounts, a decrease of $248.7 million, or 34.8%, from December 31, 2011. Past due loans at the end of 2012 included $440.6 million in loans that would otherwise meet the Company’s definition of nonaccrual loans and $24.7 million in accruing loans past due greater than 30 days. Of the $24.7 million in accruing loans past due, $22.1 million, or 89.4%, were past due less than 90 days. The indemnification agreements on covered assets include a provision for recapture of a portion of interest if the interest is included in total losses on the covered asset.

Of the $248.7 million decrease in covered loans past due, loans past due 30 to 89 days decreased $39.2 million, or 63.9%, while nonperforming loans (defined as accruing loans greater than 90 days past due and loans that meet the definition of nonaccrual loans) decreased $209.5 million, or 32.1%. These decreases were a result primarily of payments on the loan balances during the current year.

Allowance for Credit Losses

The allowance for credit losses represents management’s best estimate of probable credit losses inherent at the balance sheet date. Determination of the allowance for credit losses involves a high degree of complexity and requires significant judgment. Several factors are taken into consideration in the determination of the overall allowance for credit losses, including a qualitative component. These factors include, but are not limited to, the overall risk profiles of the loan portfolios, net charge-off experience, the extent of impaired loans, the level of nonaccrual loans, the level of 90 days past due loans and the overall percentage level of the allowance. The Company also considers overall asset quality trends, changes in lending and risk management practices and procedures, trends in the nature and volume of the loan portfolio, including the existence and effect of any portfolio concentrations, changes in experience and depth of lending staff, legal, regulatory and competitive environment, national and regional economic trends, and data availability and applicability that might impact the portfolio. See the “Application of Critical Account Policies and Estimates” section for more information.

During 2012, the Company did not substantively change any material aspect of its overall approach in the determination of the allowance for credit losses and there have been no material changes in assumptions or estimation techniques as compared to prior periods that impacted the determination of the current period allowance.

Certain inherent, but unconfirmed losses are probable within the loan portfolio. The Company’s current methodology for determining the level of losses is based on historical loss rates, current credit grades, specific allocation and other qualitative adjustments. In a stable or deteriorating credit environment, heavy reliance on historical loss rates and the credit grade rating process, results in model-derived required reserves that tend to slightly lag behind portfolio deterioration. Similar lags can occur in an improving credit environment whereby required reserves can lag slightly behind portfolio improvement. Given these model limitations, qualitative adjustment factors may be incremental or decremental to the quantitative model results.

The manner in which the allowance for credit losses is determined is based on the accounting method applied to the underlying loans. The Company delineates between loans accounted for under the contractual yield method, primarily legacy loans, and loans accounted for as purchased impaired loans, primarily acquired loans.

Legacy Loans

Legacy loans represent loans accounted for under the contractual yield method. The Company’s legacy loans include loans originated by the Company and acquired loans that are not accounted for as acquired credit impaired loans. See the “Application of Critical Account Policies and Estimates” for more information.

Acquired Loans

Acquired loans, which include covered loans and certain non-covered loans, represent loans acquired by the Company that are accounted for in accordance with ASC 310-30. See discussion above, as well as the “Application of Critical Account Policies and Estimates” section for more information.

Loans acquired in business combinations were recorded at their acquisition date fair values, which were based on expected cash flows and included estimates of expected future credit losses. Under current accounting principles, information regarding the Company’s estimates of loan fair values may be adjusted for a period of up to one year as the Company continues to refine its estimate of expected future cash flows in the acquired portfolio. Within a one-year period, if the Company discovers that it has materially underestimated the credit losses expected in the loan portfolio based on information available at the acquisition date, it will retroactively reduce or eliminate the gain and/or increase goodwill recorded on the acquisition. If the Company determines that losses arose after the acquisition date, the additional losses will be reflected as a provision for credit losses.

At December 31, 2012, the Company had an allowance for credit losses of $168.6 million to reserve for probable losses currently in the covered loan portfolio arising after the losses estimated at the respective acquisition dates. In addition, during the year ended December 31, 2012, the Company recorded an allowance for credit losses of $8.8 million to reserve for expected losses currently in the non-covered acquired loan portfolios that have arisen after the losses estimated at the respective acquisition dates.

Based on facts and circumstances available, management of the Company believes that the allowance for credit losses was appropriate at December 31, 2012 to cover probable losses in the Company’s loan portfolio. However, future adjustments to the allowance may be necessary, and the Company’s results of operations could be adversely affected, if circumstances differ substantially from the assumptions used by management in determining the allowance for credit losses.

The following tables set forth the activity in the Company’s allowance for credit losses for the periods indicated.

TABLE 11—SUMMARY OF ACTIVITY IN THE ALLOWANCE FOR CREDIT LOSSES

(Dollars in thousands)	2012	2011	2010	2009	2008
Balance, beginning of year	$193,761	$136,100	$55,768	$40,872	$38,285
Transfer of balance to OREO	(27,169)	(17,143)	—	—	—
Provision charged to operations	20,671	25,867	42,451	45,370	12,568
Provision recorded through the FDIC loss share receivable	84,085	57,121	64,922	147	—
Charge-offs:
Commercial and business banking	16,747	9,200	23,634	25,204	7,696
Mortgage	2,376	244	1,068	311	128
Consumer	5,937	6,715	9,156	7,752	5,057

Total charge-offs	25,060	16,159	33,858	33,267	12,881
Recoveries:
Commercial and business banking	3,293	5,516	4,863	1,016	1,164
Mortgage	38	170	77	67	56
Consumer	1,984	2,289	1,877	1,563	1,680

Total recoveries	5,315	7,975	6,817	2,646	2,900

Net charge-offs	19,745	8,184	27,041	30,621	9,981

Balance, end of year	$251,603	$193,761	$136,100	$55,768	$40,872
Allowance for credit losses to nonperforming assets (1) (2)	88.3%	96.4%	89.9%	92.6%	87.7%
Allowance for credit losses to total loans at end of period(2)	1.12%	1.24%	1.40%	0.96%	1.09%
Net charge-offs to average loans (3)	0.07%	0.13%	0.47%	0.73%	0.28%

(1)	Nonperforming assets include accruing loans 90 days or more past due.
(2)	For December 31, 2012, 2011, 2010 and 2009, the allowance for credit losses in the calculation does not include the allowance allocated to covered assets.
(3)	Net charge-offs exclude charge-offs and recoveries on covered loans.

TABLE 12—SUMMARY OF ACTIVITY BY LOAN TYPE

(In thousands)	December 31, 2012
		Non-covered loans
	Covered Loans	Legacy Loans	Acquired Loans	Total
Balance, beginning of year	$118,900	$74,861	$—	$193,761
Provision for credit losses before benefit attributable to FDIC loss share agreements	91,153	3,804	9,799	104,756
Benefit attributable to FDIC loss share agreements	(84,085)	—	—	(84,085)

Net provision for credit losses	7,068	3,804	9,799	20,671
Increase in FDIC loss share receivable	84,085	—	—	84,085
Transfer of balance to OREO	(26,343)	—	(826)	(27,169)
Loan charge-offs	(15,153)	(9,728)	(179)	(25,060)
Recoveries	19	5,274	22	5,315

Balance, end of year	$168,576	$74,211	$8,816	$251,603

(In thousands)	December 31, 2011
		Non-covered loans
	Covered Loans	Legacy Loans	Acquired Loans	Total
Balance, beginning of year	$73,640	$62,460	$—	$136,100
Provision for credit losses before benefit attributable to FDIC loss share agreements	63,014	19,974	—	82,988
Benefit attributable to FDIC loss share agreements	(57,121)	—	—	(57,121)

Net provision for credit losses	5,893	19,974	—	25,867
Increase in FDIC loss share receivable	57,121		—	57,121
Transfer of balance to OREO	(17,143)	—	—	(17,143)
Loan charge-offs	(1,137)	(15,022)	—	(16,159)
Recoveries	526	7,449	—	7,975

Balance, end of year	$118,900	$74,861	$—	$193,761

The following table presents the allocation of the allowance for credit losses and the percentage of the total amount of loans in each loan category listed as of the year indicated.

TABLE 13—ALLOCATION OF THE ALLOWANCE FOR CREDIT LOSSES

	2012		2011		2010		2009		2008
	Reserve %	% of Loans	Reserve %	% of Loans	Reserve %	% of Loans	Reserve %	% of Loans	Reserve %	% of Loans
Commercial	71%	73%	73%	73%	59%	69%	78%	65%	78%	63%
Mortgage	10	5	11	7	22	10	3	17	3	13
Consumer	19	22	16	20	19	21	19	18	19	24
Unallocated	—	—	—	—	—	—	—	—	—	—

Total allowance for credit losses	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%

The allowance for credit losses was $251.6 million at December 31, 2012, or 2.96% of total loans, $57.8 million higher than at December 31, 2011. The allowance as a percentage of loans was 34 basis points above the 2.62% at December 31, 2011.

The increase in the allowance was primarily related to increased reserves on the covered and acquired loan portfolios, but was also a result of reserves on loan growth for non-acquired loans at December 31, 2012. The allowance for credit losses on the non-covered portion of the Company’s loan portfolio increased primarily due to loan growth during 2012, as asset quality improved over the prior year as evidenced by continued lower levels of net charge-offs and past due loans. The non-covered allowance for credit losses also includes a reserve of $8.8 million on the Company’s non-covered acquired loans to reserve for losses probable in those portfolios at December 31, 2012 above estimated expected credit losses at acquisition.

The allowance for credit losses on covered loans increased $49.7 million, or 41.8%, from December 31, 2011 and was primarily the result of a change in expected cash flows on certain of the Company’s acquired loan pools during 2012. The reserve was adjusted during the year to cover the additional expected losses in these pools. The increase in the allowance on covered loans was tempered partially by the closure of a limited number of commercial and mortgage loan pools. With the closure of the loan pools, the remaining recorded investment in the loan pools was charged off against the allowance recorded for the loan pools and certain previously established reserves were reversed. On a gross basis, the Company recorded an additional $91.2 million in the current year to reserve for these estimated cash flow changes. The allowance on covered loans was reduced, however, by $26.3 million when loan collateral was moved to OREO during 2012 and by $15.1 million for net charge-off activity.

At December 31, 2012, excluding the acquired loan portfolios, the allowance for credit losses covers nonperforming loans 1.5 times. On that same basis, the allowance for credit losses on non-covered loans covers total past due loans 1.2 times at December 31, 2012. Including acquired loans, the allowance for credit losses covers 64.9% of total past due and nonaccrual loans, an increase compared to the December 31, 2011 coverage of 62.0%.

FDIC Loss Share Receivable

As part of the FDIC-assisted acquisitions in 2009 and 2010, the Company recorded a $1.0 billion receivable from the FDIC, which represents the fair value of the expected reimbursable losses covered by the loss share agreements. The FDIC loss share receivable decreased $168.8 million, or 28.5%, during 2012 as the Company claimed reimbursements from the FDIC resulting from loan charge-offs, OREO sales, and OREO write-downs, included in other assets discussed below. The loss share receivable also decreased as a result of amortization during the year. Offsetting the decreases was an $84.1 million increase to account for either a decrease in expected cash flows from original loss estimates or additional losses on revised estimates on some of the Company’s covered loan pools.

The following table sets forth the activity in the FDIC loss share receivable asset for the periods indicated.

TABLE 14—FDIC LOSS SHARE RECEIVABLE ACTIVITY

	For the Year Ended December 31,
(In thousands)	2012	2011
Balance, beginning of period	$591,844	$726,871
Increase due to credit loss provision recorded on FDIC covered loans	84,085	57,121
Amortization	(118,100)	(72,086)
Submission of reimbursable losses to the FDIC	(123,986)	(117,939)
Other	(10,774)	(2,123)

Balance, end of period	$423,069	$591,844

The Company does not anticipate owing any consideration previously received under indemnification agreements to the FDIC under the “clawback” provisions of these agreements. Of the three agreements with the FDIC that contain clawback provisions, cumulative losses to date under two of these agreements have exceeded the calculated loss amounts which would result in clawback if not incurred. The sum of the historical and remaining projected losses under the remaining agreement is in excess of the clawback amount stated in that agreement.

Refer to the “Other Assets” discussion below for additional amounts due from the FDIC related to loss share agreements.

Investment Securities

Investment securities decreased by $47.9 million to $2.0 billion at December 31, 2012. The decrease was due to sales of available for sale investments and maturities and calls of both available for sale and held to maturity investments during the year. These sales and maturities were offset partially by purchases of investment securities during 2012 and acquired securities of $56.8 million from Florida Gulf. As a percentage of total assets, investment securities decreased to 14.9% of total assets at December 31, 2012, from 17.0% at December 31, 2011. Investment securities were 18.1% of average earnings assets in the current year and 20.8% in 2011.

The following table shows the carrying values of securities by category as of December 31st for the years indicated.

TABLE 15—CARRYING VALUE OF SECURITIES

(In thousands)	2012		2011		2010		2009		2008
Securities available for sale:
U.S. Government- sponsored enterprise obligations	$285,724	15%	$342,488	17%	$422,800	21%	$241,168	15%	$76,617	9%
Obligations of state and political subdivisions	127,075	7	143,805	7	40,169	2	50,460	3	44,681	5
Mortgage backed securities	1,330,656	68	1,317,374	66	1,263,869	63	1,020,939	65	706,472	79
Other securities	1,549	—	1,538	—	2,956	—	7,909	—	973	—

Total securities available for sale	1,745,004	90	1,805,205	90	1,729,794	86	1,320,476	83	828,743	93
Securities held to maturity:
U.S. Government- sponsored enterprise obligations	69,949	4	85,172	4	180,479	9	155,713	10	5,031	1
Obligations of state and political subdivisions	88,909	4	81,053	4	75,768	4	65,540	4	52,745	6
Mortgage backed securities	46,204	2	26,539	2	33,773	1	39,108	3	2,957	—

Total securities held to maturity	205,062	10	192,764	10	290,020	14	260,361	17	60,733	7

Total investment securities	$1,950,066	100%	$1,997,969	100%	$2,019,814	100%	$1,580,837	100%	$889,476	100%

All of the Company’s mortgage-backed securities are agency securities. The Company does not hold any Fannie Mae or Freddie Mac preferred stock, corporate equity, collateralized debt obligations, collateralized loan obligations, or structured investment vehicles, nor does it hold any private label collateralized mortgage obligations, sub-prime, Alt-A, or second lien elements in its investment portfolio. At December 31, 2012, the Company’s investment portfolio did not contain any securities that are directly backed by subprime or Alt-A mortgages.

The following table summarizes activity in the Company’s investment securities portfolio during 2012. There were no transfers of securities between investment categories during the year.

TABLE 16—INVESTMENT PORTFOLIO ACTIVITY

(In thousands)	Available for Sale	Held to Maturity
Balance, beginning of year	$1,805,205	$192,764
Purchases	935,164	57,075
Acquisitions	56,841	—
Sales, net of gains	(150,483)	—
Principal maturities, prepayments and calls, net of gains	(880,425)	(43,500)
Amortization of premiums and accretion of discounts	(19,736)	(1,277)
Change in market value	(1,562)	—
Other-than-temporary impairment	—	—

Balance, end of year	$1,745,004	$205,062

Funds generated as a result of sales and prepayments are used to fund loan growth and purchase other securities. The Company continues to monitor market conditions and take advantage of market opportunities with appropriate risk and return elements.

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

Management believes it has considered these factors, as well as all relevant information available, when determining the expected future cash flows of the securities in question. Based on its analysis at December 31, 2011, the Company recorded an other-than-temporary impairment charge of $0.5 million during the fourth quarter of 2011 on one unrated municipal revenue bond. During the year, management assessed the operating environment of the bond issuer as adverse and thus concluded the other-than-temporary impairment charge was warranted. The specific impairment was related to the loss of the contracted revenue source required for bond repayment. The additional charge in 2011 brought the total impairment to 50% of the par value of the bond and provided a fair value of the bonds that was consistent with current market pricing. Because adverse conditions were noted in the operations of the bond issuer, the Company recorded the other-than-temporary impairment, but noted no further deterioration in the operating environment of the bond issuer. No other declines in the market value of the Company’s investment securities are deemed to be other-than-temporary at December 31, 2012 and December 31, 2011.

Note 5 of the footnotes to the consolidated financial statements provides further information on the Company’s investment securities.

Short-term Investments

Short-term investments result from excess funds that fluctuate daily depending on the funding needs of the Company and are currently invested overnight in interest-bearing deposit accounts at the FHLB of Dallas and Atlanta, the total balance of which earns interest at the current FHLB discount rate. The balance in interest-bearing deposits at other institutions increased $343.7 million, or 90.6%, from $379.1 million at December 31, 2011 to $722.8 million at December 31, 2012. The primary cause of the increase was deposit growth during 2012 providing available funds to the Company to fund loan growth and pay down its long-term debt, all in an attempt to improve its net interest margin. The Company’s cash activity is further discussed in the “Liquidity” section below.

Other Assets

The following table details the changes in other asset balances as of December 31st for the year indicated.

TABLE 17—OTHER ASSETS COMPOSITION

(In thousands)	2012	2011	2010	2009	2008
Other earning assets
FHLB and FRB stock	$46,216	$60,155	$57,280	$61,716	$29,673
Fed funds sold and financing transactions	4,875	—	9,038	261,421	9,866
Other interest-bearing assets (1)	3,412	3,412	3,358	3,358	3,358

Total earning assets	54,503	63,567	69,676	326,495	42,897
Non-earning assets
Premises and equipment	303,523	285,607	208,403	137,426	131,404
Bank-owned life insurance	100,556	96,876	72,536	70,813	67,921
Goodwill	401,872	369,811	234,228	227,080	236,761
Core deposit intangibles	19,122	24,021	22,975	26,342	16,193
Title plant and other intangible assets	7,660	7,911	6,722	6,722	6,729
Accrued interest receivable	32,183	36,006	34,250	32,869	19,633
Other real estate owned	121,536	125,046	69,218	74,092	16,312
Derivative assets	42,119	33,026	37,320	32,697	20,559
Receivable due from the FDIC	3,259	11,363	42,494	6,817	—
Investment in new market tax credit entities	135,793	118,247	112,296	104,200	—
Other	48,988	76,049	49,049	68,836	22,153

Total other assets	$1,271,114	$1,247,530	$959,167	$1,114,389	$580,562

(1)	Other interest-bearing assets are composed primarily of trust preferred common securities.

The $13.9 million decrease in FHLB and FRB stock was the result of $35.4 million in stock repurchases in 2012. The repurchases are mandatory for eligible stock based on FHLB regulations. The repurchases were partially offset by $19.8 million in purchases of stock and $1.6 million of acquired stock from Florida Gulf during 2012.

Fed funds sold and financing transactions represent short-term excess liquidity, and the balance varies based on the daily requirements of short-term liquidity needed by the Company and its subsidiaries for loan growth and other operating activities. The Company had $4.9 million in financing transactions outstanding at the end of 2012, whereas there were no fed funds sold or financing transactions at December 31, 2011. There was no change to the balance of other interest-bearing assets from 2011.

The $17.9 million increase in premises and equipment in 2012 was a result of acquired assets of $13.6 million from Florida Gulf, as well as additional capitalized expenditures at the Company’s branches during the current year. The investment in additional branch property is part of the Company’s growth strategy and expansion into new markets. Total additions from the acquisition and new branch assets were offset by movement of branches closed during 2012 to OREO and the current year depreciation taken on the assets in service.

The $3.7 million increase in the Company’s bank-owned life insurance balance was a result of the income earned on policies during 2012.

The $32.1 million increase in goodwill was a result of $32.4 million in goodwill resulting from the Florida Gulf acquisition during the third quarter of 2012, but was offset partially by adjustments recorded to the acquired goodwill from the OMNI and Cameron acquisitions during the second quarter of 2011. The goodwill adjustment was recorded to offset the fair value adjustments recorded on the acquired deferred tax asset and property balances. See Note 10 to these consolidated financial statements for additional information on the changes in goodwill.

The $4.9 million decrease in core deposit intangibles was due to amortization expense during the current year. There was no core deposit intangible asset created in the Florida Gulf acquisition in the current year due to the current and projected low interest rate environment.

The $3.8 million decrease in accrued interest receivable from December 31, 2011 was attributable to both the timing of interest payments during the year and the decrease in the yields on variable-rate earning assets. Partially offsetting these decreases was an increase in accrued interest from the growth of the Company’s interest-earning assets during 2012.

Other real estate includes all real estate, other than bank premises used in bank operations, that is owned or controlled by the Company, including real estate acquired in settlement of loans and former bank premises no longer used. The $3.5 million decrease in the Company’s OREO balance from December 31, 2011 was a result of the sale of numerous OREO properties during 2012, but was offset partially by the movement of $4.2 million in former bank properties to OREO. Covered OREO properties were $77.2 million and $84.6 million at December 31, 2012 and 2011, respectively, which represented a decrease of $7.3 million, or 8.8%, during the current year. Non-covered OREO increased $3.8 million, or 9.4%, and was primarily a result of the former bank properties noted above.

The $9.1 million increase in the market value of the Company’s derivatives was primarily attributable to additional derivatives from the Company’s interest rate lock commitments and forward sales contracts during the current year. The total change in market value was also a result of additional customer derivative and equity-indexed CD derivative product agreements.

The balance due to the Company from the FDIC from claims associated with the loss share agreements decreased $8.1 million during the current year. The decrease in the balance was a result of the timing of repayment from the FDIC of losses submitted and timing of losses incurred. The Company’s submission of losses has remained steady compared to 2011 as the Company continues to manage the covered assets to ultimate disposition in a manner that is least loss to the FDIC. The balance due from the FDIC includes the reimbursable portion of incurred losses, net of recoveries (as those terms are defined in the respective loss share agreements) and reimbursable expenses, which were approximately $3.3 million and $5.8 million at December 31, 2012 and 2011, respectively.

The $17.5 million increase in the Company’s investments in new market tax credits is a result of additional investments in tax credit entities of $21.4 million during the third and fourth quarters of 2012, but was offset partially by the amortization of the tax credits as they are recognized in the Company’s income tax provision calculation.

The $27.1 million decrease in other assets since December 31, 2011 was primarily the result of a decrease of $29.2 million in the Company’s current income tax receivable as a result of the income earned during the year. Increases in the Company’s other assets since December 31, 2011 were driven by the assets acquired from Florida Gulf, as the Company’s prepaid assets decreased $9.3 million, with the largest decrease coming in the Company’s prepaid FDIC insurance assessment of $7.9 million as the Company incurred additional insurance expense during the year.

There was no significant change in the Company’s title plant balance since December 31, 2011.

FUNDING SOURCES

Deposits obtained from clients in its primary market areas are the Company’s principal source of funds for use in lending and other business purposes. The Company attracts local deposit accounts by offering a wide variety of accounts, competitive interest rates and convenient branch office locations and service hours. Increasing core deposits through acquisitions and the development of client relationships is a continuing focus of the Company. Borrowings have become an important funding source as the Company has grown. Other funding sources include short-term and long-term borrowings, subordinated debt and shareholders’ equity. Refer to the “Liquidity” section below for further discussion of the Company’s sources and uses of funding sources. The following discussion highlights the major changes in the mix of deposits and other funding sources during 2012.

Deposits

The Company’s ability to attract and retain customer deposits is critical to the Company’s continued success. During 2012, total deposits increased $1.5 billion, or 15.7%, totaling $10.7 billion at December 31, 2012, as total noninterest-bearing deposits increased $482.6 million and interest-bearing deposits increased $976.7 million, or 12.5%, from December 31, 2011. Acquired Florida Gulf deposits of $286.0 million accounted for 19.6% of the total growth since the end of 2011. Increases in the Company’s core deposit products were offset by a continued decline in total time deposits, as higher-priced certificates of deposit (“CDs”) matured and were not renewed due to continued rate reductions.

The following table and chart sets forth the composition of the Company’s deposits as of December 31st of the years indicated.

TABLE 18—DEPOSIT COMPOSITION BY PRODUCT

(Dollars in thousands)	2012		2011		2010		2009		2008
Noninterest-bearing deposits	$1,967,662	18%	$1,485,058	16%	$878,768	11%	$874,885	11%	$620,637	16%
NOW accounts	2,523,252	24	1,876,797	20	1,281,825	16	1,351,609	18	821,649	20
Money market accounts	3,738,480	35	3,049,151	33	2,660,702	34	1,954,155	26	671,129	17
Savings accounts	364,703	3	332,351	3	249,412	3	298,910	4	283,279	7
Certificates of deposit	2,154,180	20	2,545,656	28	2,844,399	36	3,076,589	41	1,599,122	40

Total deposits	$10,748,277	100%	$9,289,013	100%	$7,915,106	100%	$7,556,148	100%	$3,995,816	100%

From a product perspective, interest-bearing deposits increased $976.7 million, or 12.5%, driven by acquired Florida Gulf deposits of $228.5 million. Excluding these acquired deposits, interest-bearing deposits increased $748.2 million, or 9.6%. Growth of $1.4 billion, or 26.0%, in transaction and limited transaction accounts more than offset the deposit losses from time deposits of $391.5 million. The decrease was seen in many of the Company’s markets, including the New Orleans, Lafayette, and Southwest Louisiana markets, as well as Southeast Florida, where higher-priced certificates of deposit matured and were either not renewed or renewed at lower interest rates. The 32.5% increase in noninterest-bearing deposits provided the Company with a good source of available funds for continued asset growth. Noninterest-bearing deposits increased $482.6 million from December 31, 2011. $57.6 million, or only 11.9%, of the year-to-date growth was a result of acquired deposits from Florida Gulf.

Total time deposits decreased $391.5 million, or 15.4%, during the current year. Certificates of deposit in denominations of $100,000 and over decreased $231.1 million, or 16.8%, from $1.4 billion at December 31, 2011 to $1.1 billion at December 31, 2012. The following table details large-denomination certificates of deposit by remaining maturities at December 31st of the years indicated.

TABLE 19—REMAINING MATURITY OF CDS $100,000 AND OVER

(In thousands)	2012	2011	2010
3 months or less	$265,558	$316,771	$361,761
Over 3 – 12 months	572,734	731,996	764,771
Over 12 – 36 months	227,072	213,865	305,257
More than 36 months	81,151	114,999	82,245

Total	$1,146,515	$1,377,631	$1,514,034

Additional information regarding deposits is provided in Note 12 of the footnotes to the consolidated financial statements.

From a market perspective, total deposit growth was seen primarily in the Company’s newer Houston, Texas and Mobile, Alabama markets, as well as the New Orleans, Lafayette, and Baton Rouge, Louisiana markets. Houston experienced growth of $277.8 million, 106.6% above December 31, 2011 deposit levels. Mobile’s total deposits increased $45.7 million, or 36.0%. The New Orleans market increased total deposits 12.5%, or $182.3 million, during the current year. The Lafayette and Baton Rouge, Louisiana markets contributed total deposit growth of $164.9 million and $108.8 million, respectively, during 2012. Total deposit growth was offset by deposit runoff in two of the five primary Florida markets, Sarasota ($29.6 million, or 4.5%) and Southeast Florida ($11.7 million, or 2.2%). Deposit runoff was also noted in the Northeast and Southwest Louisiana markets, as total deposits decreased 5.2% and 12.6%, respectively, also a result of time deposit runoff.

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

The Company also enters into repurchase agreements to facilitate customer transactions that are accounted for as secured borrowings. These transactions typically involve the receipt of deposits from customers that the Company collateralizes with its investment portfolio and have rates ranging from 0.09% to 0.80%. The following table details the average and ending balances of repurchase transactions as of and for the years ending December 31:

TABLE 20—REPURCHASE TRANSACTIONS

(In thousands)	2012	2011	2010
Average balance	$243,248	$213,588	$198,355
Ending balance	303,045	203,543	220,328

Since December 31, 2011, total short-term borrowings decreased $92.5 million, or 23.4%, to $303.0 million at December 31, 2012. The decrease was a result of the payoff of $192.0 million in short-term FHLB advances during the year, but was partially offset by an increase of $99.5 million in the Company’s securities sold under agreements to repurchase ($9.8 million of which was acquired from Florida Gulf). On an average basis, short-term borrowings increased 29.1% from 2011. The increase in the average outstanding balance was largely due to management’s decision to take advantage of lower-cost funding sources during the current year. Short-term FHLB advances averaged $40.8 million in 2012, an increase of $34.5 million from 2011.

Total short-term debt was 2.6% of total liabilities and 41.7% of total borrowings at December 31, 2012 compared to 3.8% and 46.6%, respectively, at December 31, 2011. On an average basis, short-term borrowings were 2.7% of total liabilities and 39.7% of total borrowings in the current year, compared to 2.3% and 33.3%, respectively, during 2011.

The weighted average rate paid on short-term borrowings was 0.22% for 2012, compared to 0.26% for 2011. For additional information regarding short-term borrowings, see Note 13 of the consolidated financial statements.

Long-term Debt

The Company’s long-term borrowings decreased $29.4 million, or 6.5%, to $423.4 million at December 31, 2012, compared to $452.7 million at December 31, 2011. The decrease in borrowings from December 31, 2011 is a result of the scheduled repayment of a portion of the Company’s long-term advances from the FHLB during 2012.

On average, the Company’s long-term debt decreased to $431.1 million for 2012. Average long-term debt was 4.1% of total liabilities during 2012, lower than the year-to-date average during 2011 of 4.6%. On a period-end basis, long-term debt was 3.6% of total liabilities at December 31, 2012, also a decrease from 4.4% at December 31, 2011.

The Company’s long-term borrowings at December 31, 2012 included $233.8 million in fixed-rate advances from the FHLB of Dallas and Atlanta which cannot be paid off without incurring substantial prepayment penalties. The Company’s remaining debt consists of $111.9 million of junior subordinated deferrable interest debentures of the Company and $77.7 million in notes payable on investments in the Company’s new market tax credit entities. The debentures are issued to statutory trusts that were funded by the issuance of floating rate capital securities of the trusts and qualify as Tier 1 Capital for regulatory purposes. Interest is payable quarterly and may be deferred at any time at the election of the Company for up to 20 consecutive quarterly periods. During any deferral period, the Company is subject to certain restrictions, including being prohibited from declaring dividends to its common shareholders. The securities are redeemable by the Company in whole or in part after five years, or earlier under certain circumstances.

The following table summarizes each outstanding issue of junior subordinated debt. For additional information, see Note 14 of the footnotes to the consolidated financial statements.

TABLE 21—JUNIOR SUBORDINATED DEBT COMPOSITION

(Dollars in thousands)

Date Issued	Term	Callable After(3)	Interest Rate(4)	Amount
Junior subordinated debt
July 2001(1)	30 years	10 years	LIBOR plus 3.300%	$8,248
November 2002	30 years	5 years	LIBOR plus 3.250%	10,310
June 2003	30 years	5 years	LIBOR plus 3.150%	10,310
March 2003 (2)	30 years	5 years	LIBOR plus 3.150%	6,186
March 2004(1)	30 years	10 years	LIBOR plus 2.790%	7,732
September 2004	30 years	5 years	LIBOR plus 2.000%	10,310
October 2006	30 years	5 years	LIBOR plus 1.600%	15,464
June 2007	30 years	5 years	LIBOR plus 1.435%	10,310
November 2007	30 years	5 years	LIBOR plus 2.750%	12,372
November 2007	30 years	5 years	LIBOR plus 2.540%	13,403
March 2008	30 years	5 years	LIBOR plus 3.500%	7,217

Balance, December 31, 2012				$111,862

(1)	Obtained via the OMNI acquisition.
(2)	Obtained via the American Horizons acquisition.
(3)	Subject to regulatory requirements.
(4)	The interest rate on the Company’s junior subordinated debt is indexed to LIBOR and is based on the 3-month LIBOR rate. At December 31, 2012, the 3-month LIBOR rate was 0.31%.

Shareholders’ Equity

Shareholders’ equity provides a source of permanent funding, allows for future growth and provides the Company with a cushion to withstand unforeseen adverse developments. At December 31, 2012, shareholders’ equity totaled $1.5 billion, an increase of $47.2 million, or 3.2%, compared to December 31, 2011. The following table details the changes in shareholders’ equity during the twelve months ended December 31, 2012.

TABLE 22—CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands)	Amount
Balance, beginning of period	$1,482,661
Net income	76,395
Other comprehensive income	20
Common stock issued	39,203
Treasury stock repurchased	(40,433)
Reissuance of treasury stock under management incentive plans, net of shares surrendered	2,222
Cash dividends declared	(40,107)
Share-based compensation cost	9,907

Balance, end of period	$1,529,868

In addition to the total comprehensive income earned during 2012 of $76.4 million, the increase in total shareholders’ equity was a result of the issuance of 754,334 shares of the Company’s common stock on July 31, 2012 to acquire all of the outstanding common stock of the former Florida Gulf shareholders. The increases were partially offset by dividend payments to common shareholders of $40.1 million in the current period, or $1.36 per common share. The Company paid dividends in all four quarters of 2012 that resulted in a payout to shareholders of over 52% of net income earned during the year.

In October 2011, the Board of Directors authorized the repurchase of up to 900,000 shares of common stock. The following table details these purchases during 2012 and is based on the settlement date of the transactions. The average price paid per share includes commissions paid. No shares were repurchased during the months not presented in the table.

TABLE 23—TREASURY SHARE REPURCHASES DURING 2012

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plan	Maximum Number of Shares Available for Purchase Pursuant to Publicly Announced Plan
June 1-30	48,188	$47.93	48,188	851,812
August 1-31	748,488	47.38	796,676	103,324
September 1-30	56,632	46.97	853,308	46,692

Total	853,308	$47.38	853,308	46,692

CAPITAL RESOURCES

Federal regulations impose minimum regulatory capital requirements on all institutions with deposits insured by the Federal Deposit Insurance Corporation. The Federal Reserve Board (“FRB”) imposes similar capital regulations on bank holding companies. Compliance with bank and bank holding company regulatory capital requirements, which include leverage and risk-based capital guidelines, are monitored by the Company on an ongoing basis. Under the risk-based capital method, a risk weight is assigned to balance sheet and off-balance sheet items based on regulatory guidelines. At December 31, 2012, the Company exceeded all regulatory capital ratios.

At the end of 2012, the Company’s regulatory capital ratios and those of IBERIABANK were in excess of the levels established for “well-capitalized” institutions as well, as shown in the following table and chart.

TABLE 24—REGULATORY CAPITAL RATIOS

(Dollars in thousands)	Entity	“Well- Capitalized” Minimums	At December 31, 2012
			Actual	Excess Capital
Ratio
Tier 1 Leverage Ratio	Consolidated	5.00%	9.70%	$574,140
	IBERIABANK	5.00	8.57	433,657
Tier 1 risk-based capital ratio	Consolidated	6.00	12.92	634,956
	IBERIABANK	6.00	11.41	493,695
Total risk-based capital ratio	Consolidated	10.00	14.19	384,518
	IBERIABANK	10.00	12.68	244,337

In June 2012, the FRB approved three related notices of proposed rulemaking (the “NPRs”) relating to implementation of minimum capital requirements and a capital conservation buffer reflecting requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”) and the Basel III international capital standards. The three NPRs are expected to be published jointly by the Federal Reserve, the FDIC, and the Office of the Comptroller of Currency after each agency has completed its approval process. If approved as proposed, the NPRs would be effective over a phased-in period from 2013 to 2019. The Company is in the process of evaluating the impact of the proposed rules on the Company and IBERIABANK.

For additional information on the Company’s capital ratios, see Note 18 to the consolidated financial statements.

RESULTS OF OPERATIONS

The Company reported income available to common shareholders of $76.4 million, $53.5 million, and $48.8 million for the years ended December 31, 2012, 2011, and 2010, respectively. Earnings per share (“EPS”) on a diluted basis were $2.59 for 2012, $1.87 for 2011, and $1.88 for 2010. During 2012, net interest income increased $43.5 million, or 12.9%, over 2011, as interest income increased $24.9 million or 5.9%, and interest expense decreased $18.6 million, or 22.7%. Net interest income increased as a result of additional customer loan volume in 2012, resulting from both acquisition and organic growth. Income available to common shareholders was also positively impacted by a $5.2 million decrease in the Company’s provision for credit losses, but was negatively impacted by a $58.5 million increase in noninterest expenses, the drivers of which are discussed below in the “Noninterest Expense” section of the discussion.

The increase in income before income taxes contributed to an increase in income tax expense of $11.5 million in 2012 over 2011. Cash earnings, defined as net income before the net of tax amortization of acquisition intangibles, amounted to $79.7 million, $56.9 million, and $52.0 million for the years ended December 31, 2012, 2011, and 2010, respectively.

The following discussion provides additional information on the Company’s operating results for the years ended December 31, 2012, 2011, and 2010, segregated by major income statement caption.

Net Interest Income

Net interest income is the difference between interest realized on earning assets and interest paid on interest-bearing liabilities and is also the driver of core earnings. As such, it is subject to constant scrutiny by management. The rate of return and relative risk associated with earning assets are weighed to determine the appropriateness and mix of earning assets. Additionally, the need for lower cost funding sources is weighed against relationships with clients and future growth requirements. The Company’s net interest spread, which is the difference between the yields earned on average earning assets and the rates paid on average interest-bearing liabilities, was 3.43%, 3.34%, and 2.84% during the years ended December 31, 2012, 2011, and 2010, respectively. The Company’s net interest margin on a taxable equivalent (“TE”) basis, which is net interest income (TE) as a percentage of average earning assets, was 3.58%, 3.51%, and 3.05% for the same periods.

Net interest income increased $43.5 million, or 12.9%, in 2012 when compared to 2011, to $381.8 million from $338.3 million. The improvement in net interest income was the result of a $1.1 billion increase in average earning assets and a decrease in the average cost of interest-bearing liabilities of 28 basis points, but was offset by a 7.6% increase in the average balance of interest-bearing liabilities and a 19 basis point decrease in earning asset yield. The average balance sheet growth over the past twelve months is primarily a result of growth in both the Company’s earning assets and noninterest-bearing deposits, due to both acquisition-related growth from Florida Gulf in the third quarter of 2012 and organic growth in the Company’s balance sheet.

Net interest income increased $56.6 million, or 20.1%, in 2011 to $338.3 million from $281.6 million in 2010. The improvement in net interest income was the result of a $403.9 million increase in average earning assets, an eight basis point increase in the yield on average earning assets, and a decrease in the average rate paid on interest-bearing liabilities of 42 basis points. Balance sheet growth in 2011 was primarily a result of the Company’s OMNI and Cameron acquisitions.

Average loans made up 72.4% and 68.9% of average earning assets in 2012 and 2011, respectively. Average loans increased $1.1 billion, or 16.4%, since December 31, 2011, and was the result of loan growth in the Company’s non-covered loan portfolio. Investment securities made up 18.1% of average earning assets during 2012, compared to 20.8% during 2011. Over the past year, management has focused efforts to reduce its lower-yielding excess liquidity (defined as fed funds sold and interest-bearing cash) by investing in higher-yielding loans and investment securities, as well as paying down its short- and long-term debt in efforts to improve net interest income. Other significant components of earning assets during 2012 included the Company’s FDIC loss share receivable (4.5% of average earning assets) and excess liquidity (3.0% of average earning assets). During 2011, the Company’s FDIC loss share receivable was 6.6% of average earning assets, with excess liquidity accounting for 2.2% of average earning assets.

Average interest-bearing deposits made up 91.8% of average interest-bearing liabilities during 2012, down from 91.9% during 2011. Average short- and long-term borrowings made up 3.3% and 4.9% of average interest-bearing liabilities in 2012, respectively, compared to 2.7% and 5.4% during the year ended December 31, 2011.

The following table sets forth, for the periods indicated, information regarding (i) the total dollar amount of interest income of the Company from earning assets and the resultant average yields; (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average rates; (iii) net interest income; (iv) net interest spread; and (v) net interest margin. Information is based on average daily balances during the indicated periods. Investment security market value adjustments and trade-date accounting adjustments are not considered to be earning assets and, as such, the net effect is included in nonearning assets. Taxable equivalent yields are calculated using a marginal tax rate of 35%.

TABLE 25—AVERAGE BALANCES, NET INTEREST INCOME AND INTEREST YIELDS / RATES

	2012			2011			2010
			Average			Average			Average
	Average		Yield/	Average		Yield/	Average		Yield/
(Dollars in thousands)	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate
Earning assets:
Loans receivable:
Mortgage loans	$442,088	$33,247	7.52%	$550,361	$38,379	6.97%	$809,515	$55,267	6.83%
Commercial loans (TE)	5,703,163	373,497	6.54	4,787,680	306,089	6.41	3,798,264	222,151	5.93
Consumer and other loans	1,700,427	107,192	6.30	1,399,953	91,704	6.55	1,139,275	75,810	6.65

Total loans	7,845,678	513,936	6.54	6,737,994	436,172	6.49	5,747,054	352,228	6.20
Loans held for sale	162,053	5,318	3.28	81,304	3,479	4.28	98,548	3,945	4.00
Investment securities (TE)	1,959,754	41,265	2.31	2,036,071	50,716	2.65	1,727,531	49,407	3.00
FDIC loss share receivable	485,270	(118,100)	(23.94)	648,248	(72,086)	(10.97)	927,758	(13,024)	(1.38)
Other earning assets	379,660	2,781	0.73	277,152	2,046	0.74	875,937	2,815	0.32

Total earning assets	10,832,415	445,200	4.16	9,780,769	420,327	4.35	9,376,828	396,371	4.27
Allowance for credit losses	(184,127)			(155,851)			(85,231)
Nonearning assets	1,448,684			1,265,272			1,011,545

Total assets	$12,096,972			$10,890,190			$10,303,142
Interest-bearing liabilities:
Deposits:
NOW accounts	$2,035,544	$7,475	0.37%	$1,554,368	$7,579	0.49%	$1,323,367	$9,148	0.69%
Savings and money market accounts	3,661,697	17,034	0.47	3,186,508	21,991	0.69	2,759,442	35,641	1.29
Certificates of deposit	2,302,081	24,855	1.08	2,699,279	40,984	1.52	3,096,524	50,968	1.65

Total interest-bearing deposits	7,999,322	49,364	0.62	7,440,155	70,554	0.95	7,179,333	95,757	1.33
Short-term borrowings	284,201	650	0.22	220,146	577	0.26	216,116	814	0.37
Long-term debt	431,133	13,436	3.07	440,077	10,938	2.45	593,942	18,173	3.02

Total interest-bearing liabilities	8,714,656	63,450	0.73	8,100,378	82,069	1.01	7,989,391	114,744	1.43
Noninterest-bearing demand deposits	1,718,849			1,205,697			841,739
Noninterest-bearing liabilities	149,950			161,859			222,247

Total liabilities	10,583,455			9,467,934			9,053,377
Shareholders’ equity	1,513,517			1,422,256			1,249,765

Total liabilities and shareholders’ equity	$12,096,972			$10,890,190			$10,303,142
Net earning assets	$2,117,759			$1,680,391			$1,387,437
Net interest spread		$381,750	3.43%		$338,258	3.34%		$281,627	2.84%
Net interest income (TE) / Net interest margin (TE)		$391,409	3.58%		$346,436	3.51%		$289,405	3.05%

The following table sets forth, for the periods indicated, information regarding the Company’s average loan balance and average yields, segregated into the covered and non-covered portfolio. Information on the Company’s covered loan portfolio is presented both with and without the yield on the FDIC loss share receivable.

TABLE 26—AVERAGE LOAN BALANCE AND YIELDS

	Year Ended December 31,
	2012		2011		2010
(Dollars in thousands)	Average Balance	Average Yield	Average Balance	Average Yield	Average Balance	Average Yield
Non-covered loans (TE) (1)	$6,651,484	4.63%	$5,286,597	4.93%	$4,232,013	5.05%
Covered loans (TE) (1)	1,194,194	17.22	1,451,397	12.16	1,515,041	9.32
FDIC loss share receivable	485,270	-23.94	648,248	-10.97	927,758	-1.38

Net covered loans (TE) (1)	1,679,464	5.32	2,099,645	5.02	2,442,799	5.25

Total loan portfolio (TE) (1)	$8,330,948	4.77%	$7,386,242	4.96%	$6,674,812	5.13%

(1)	Taxable equivalent yields are calculated using a marginal tax rate of 35%.

The following table displays the dollar amount of changes in interest income and interest expense for major components of earning assets and interest-bearing liabilities. The table distinguishes between (i) changes attributable to volume (changes in average volume between periods times the average yield/rate for the two periods), (ii) changes attributable to rate (changes in average rate between periods times the average volume for the two periods), and (iii) total increase (decrease). Changes attributable to both volume and rate are allocated ratably between the volume and rate categories.

TABLE 27—SUMMARY OF CHANGES IN NET INTEREST INCOME

	2012 / 2011			2011 / 2010
	Change Attributable To			Change Attributable To
			Total			Total
			Increase			Increase
(In thousands)	Volume	Rate	(Decrease)	Volume	Rate	(Decrease)
Earning assets:
Loans receivable:
Mortgage loans	$(7,983)	$2,851	$(5,132)	$(18,048)	$1,160	$(16,888)
Commercial loans (TE)	60,138	7,270	67,408	66,153	17,785	83,938
Consumer and other loans	18,386	(2,898)	15,488	18,035	(2,141)	15,894
Loans held for sale	2,803	(964)	1,839	(724)	258	(466)
Investment securities (TE)	(1,136)	(8,315)	(9,451)	8,527	(7,218)	1,309
FDIC loss share receivable	21,881	(67,895)	(46,014)	5,057	(64,119)	(59,062)
Other earning assets	181	554	735	(1,471)	702	(769)

Total net change in income on earning assets	94,270	(69,397)	24,873	77,529	(53,573)	23,956

Interest-bearing liabilities:
Deposits:
NOW accounts	2,024	(2,128)	(104)	1,422	(2,991)	(1,569)
Savings and money market accounts	2,771	(7,728)	(4,957)	5,645	(19,295)	(13,650)
Certificates of deposit	(5,443)	(10,686)	(16,129)	(6,222)	(3,762)	(9,984)
Borrowings	(95)	2,666	2,571	(4,172)	(3,300)	(7,472)

Total net change in expense on interest- bearing liabilities	(743)	(17,876)	(18,619)	(3,327)	(29,348)	(32,675)

Change in net interest spread	$95,013	$(51,521)	$43,492	$80,856	$(24,225)	$56,631

Interest income includes interest income earned on earning assets as well as applicable loan fees earned. Interest income that would have been earned on nonaccrual loans had they been on accrual status is not included in the data reported above.

The decrease in yield on total earning assets between 2012 and 2011 was driven by lower yields on the Company’s consumer loan and investment security portfolios, as well as a higher amortization of the Company’s FDIC loss share receivable (that results in a negative yield for this asset).

For the year ended December 31, 2012, the increase in the average balance of the Company’s earning assets drove the $24.9 million increase in interest income, as average balance increases in the largest components of earning assets offset rate decreases. Average loan balances increased $1.1 billion, or 16.4%, over 2011 and can be attributed to the non-covered loan growth since December 31, 2011, both from the Florida Gulf acquisition and organic non-covered loan growth. Covered loan yields increased 30 basis points and also contributed to the additional income generated during the current year. The amortization of the loss share receivable was $118.1 million in 2012, an increase of $46.0 million that can be attributed to the related increase in expected cash flow from the covered assets. As expected cash flow on the covered loan and OREO portfolios increases, the carrying value of the FDIC loss share receivable decreases, with the difference recorded as an adjustment to earnings. Interest income growth, however, was slowed in the current year by a decrease in the yield on the Company’s non-covered loan portfolio of 30 basis points to 4.63%. The total yield of the loan portfolio when including the loss share receivable was 4.77%, 19 basis points lower than the same period of 2011, and offset the income earned on loan volume increases over 2011.

Interest income growth was also slowed by a 34 basis point decrease in the yield on the Company’s investment securities. Average investment securities also decreased $76.3 million during the years ended December 31, 2012 when compared to the same period of 2011, as the Company offset the acquired investments from Florida Gulf with sales of investment securities and generally did not invest the funds received from sales and maturities in additional investment securities. Despite the decrease in yield, investment securities yielded 2.31% during the current year, well above the yield on interest-bearing cash and fed funds sold of 0.25% for the same period.

Driven by a decrease of 28 basis points in the rate paid on interest-bearing liabilities during the current year, interest expense decreased $18.6 million, or 22.7%, from 2011. Despite an increase of $559.2 million in average interest-bearing deposits (mostly a result of acquired Florida Gulf deposits), interest expense on the Company’s deposits decreased 30.0%, or $21.2 million, from 2011, as the average rate paid on these deposits decreased to 0.62% for 2012, a 33 basis point drop. Higher-yielding time deposits across many markets either matured or were repriced during 2012, driving the expense and rate decreases. The $2.5 million increase in interest expense on the Company’s long-term debt was a result of a rate increase of 62 basis points, as average long-term debt decreased $8.9 million, or 2.0%, from 2011.

In 2011, the increase in the Company’s average earning assets drove the increase in interest income over 2010, as average balance increases in the commercial and consumer loan portfolios, as well as a balance increase in the investment portfolio, offset rate decreases across multiple portfolios. Average loan balances increased 17.2% over 2010 and can be attributed to the non-covered loan growth, both from the OMNI and Cameron acquisitions and organic non-covered loan growth. Loan yields improved 29 basis points, which also contributed to the increase in interest income over 2010.

Average investment securities increased $308.5 million during 2011 when compared to the same period of 2010, as the Company acquired investments from OMNI and Cameron and purchased higher-yielding investment securities with available cash to improve earning asset yields.

Driven by a decrease of 42 basis points in the rate paid on interest-bearing liabilities during 2011, interest expense decreased 28.5% from 2010. Despite an increase of $260.8 million in average interest-bearing deposits, interest expense on the Company’s deposits decreased $25.2 million from 2010, as the average rate paid on these deposits decreased 38 basis points to 0.95% for the twelve months of 2011. Higher-yielding deposits acquired from the 2009 and 2010 Alabama and Florida acquisitions either matured or were repriced during 2011, contributing to the basis point decrease. The decrease in interest expense on the Company’s long-term debt was a result of a $153.9 million decrease in average long-term debt from 2010 and a rate decrease of 57 basis points.

Provision for Credit Losses

Management of the Company assesses the allowance for credit losses monthly and will make provisions for credit losses as deemed appropriate in order to maintain the appropriateness of the allowance for credit losses. Increases in the allowance for credit losses are achieved through provisions for credit losses that are charged against income. Adjustments to the allowance may also result from credit quality changes associated with loans acquired.

On a consolidated basis, the Company recorded a provision for credit losses of $20.7 million for the year ended December 31, 2012, a $5.2 million, or 20.1%, decrease from the provision recorded for the same period of 2011. The Company’s provision in 2012 primarily included a provision related to non-acquisition loan growth and provisions for changes in expected cash flows on the Company’s acquired loan and covered loan portfolios of $9.8 million and $7.1 million, respectively. The Company’s total provision was limited in

2012 by an improvement in legacy portfolio asset quality over the past 12 months, as multi-year net charge-off trends in this portfolio continue to show signs of improvement.

Non-covered loans past due totaled $127.9 million at December 31, 2012, an increase of $7.1 million from December 31, 2011. However, excluding the past due loans acquired from Florida Gulf, total non-covered past due loans decreased $6.2 million, or 5.1%. Past due loans, including nonaccrual loans, were 1.71% of total loans (before acquired loan discount adjustments) at the end of 2012, a 26 basis point decrease from December 31, 2011. Excluding the acquired loans, loans past due were 0.92% of total loans at December 31, 2012, an improvement of 30 basis points from year-end 2011.

Net charge-offs on the consolidated portfolio were $4.8 million year-to-date excluding $14.9 million recorded in 2012 on a limited number of loan pool closures, a net charge-off percentage of 0.06%, six basis points lower than the 0.12% in 2011. The net charge-offs were a result of $10.1 million in charge-offs and $5.3 million in recoveries.

The Company believes the allowance was appropriate at December 31, 2012 and 2011 to cover probable losses in the Company’s loan portfolio. The allowance for credit losses as a percentage of outstanding loans, net of unearned income, increased 34 basis points from 2.62% at December 31, 2011 to 2.96% at December 31, 2012.

The Company’s allowance for the non-covered portfolio was 1.12% of non-covered loans at December 31, 2012 and 1.40% at December 31, 2011. On the same basis, the Company’s allowance at December 31, 2012 was 81.3% of total nonperforming loans, which compares favorably to 80.3% of nonperforming loans at the end of 2011. The Company’s provision for credit losses covered net charge-offs 2.9 times in 2012.

Noninterest Income

The Company’s operating results included noninterest income of $176.0 million in 2012, $131.9 million in 2011, and $133.9 million in 2010. The growth of the Company’s noninterest income has been a management focus in the current year in response to a challenging interest rate environment. As a result, the Company has continued to increase its investment in these revenue streams, primarily its wealth management, trust, and brokerage businesses, in order to improve its noninterest income. Noninterest income as a percentage of total gross revenue (defined as total interest and noninterest income) during 2012 increased to 28.3% compared to 23.9% of total gross revenue in 2011 and 25.2% in 2010.

The following table illustrates the primary components of noninterest income for the years indicated.

TABLE 28—NONINTEREST INCOME

			Percent		Percent
(Dollars in thousands)	2012	2011	Increase (Decrease)	2010	Increase (Decrease)
Service charges on deposit accounts	$26,852	$25,915	3.6%	$24,375	6.3%
ATM/debit card fee income	8,978	11,008	(18.4)	10,117	8.8
Income from bank owned life insurance	3,680	3,296	11.6	3,100	6.3
Mortgage income	78,053	45,177	72.8	48,007	(5.9)
Gain (loss) on sale of assets	42	943	(95.6)	(76)	1,344.3
Gain on sale of investments, net (1)	3,775	3,475	8.6	5,251	(33.8)
Gain on acquisitions	—	—	—	3,781	(100.0)
Impairment of investment securities	—	(509)	(100.0)	(517)	(1.5)
Title revenue	20,987	18,048	16.3	18,083	(0.2)
Broker commission income	13,446	10,224	31.5	7,530	35.8
Other income	20,184	14,282	41.3	14,239	2.3

Total noninterest income	$175,997	$131,859	33.5%	$133,890	(1.5)%

(1)	Gain on sale of investments includes gains on the calls of held to maturity securities of $35,000, $53,000, and $80,000 for the years ended December 31, 2012, 2011, and 2010, respectively.

Service charges on deposit accounts increased $0.9 million in 2012 from the prior year, and $1.5 million between 2010 and 2011, due primarily to an increase in service charge fees and analysis service charges. Customers increased as a result of the Florida Gulf acquisition and new branch openings since 2011, as well as the OMNI and Cameron acquisitions in 2011.

ATM/debit card fee income decreased $2.0 million in 2012 from 2011 primarily due to a decrease in interchange fee income. Card income was negatively impacted in 2012 by the reordering of the posting sequence for electronic debit transactions associated with the settlement of the Company’s class action lawsuit and the implementation of Durbin amendment provisions of the Dodd-Frank Act.

Offsetting these negative factors were increases in transaction volume from the expanded cardholder base and in usage by customers. ATM/debit card fee income increased $0.9 million in 2011 over 2010 and was also primarily the result of the Company’s expanded cardholder base and customer usage.

Income earned from bank owned life insurance increased $0.4 million in 2012 when compared to 2011 and increased $0.2 million from 2010 to 2011, consistent with market performance and current yields. The additional policies acquired from OMNI and Cameron in the second quarter of 2011 contributed to higher revenue over 2010.

IMC had its most successful year to-date in terms of production and sales volume, which drove the $32.9 million increase in mortgage loan income over 2011. Sales proceeds increased $751.3 million, or 45.9%, in the current year. In addition to the volume increase, a higher margin on the sales of mortgage loans led to higher income in 2012. Average margin on the sale of mortgage loans was 3.05% during 2012, a 28 basis point increase over the average margin in 2011. Gains on the sales of mortgage loans decreased $2.8 million in 2011 from 2010 as a result of a decrease in overall sales volume. Sales proceeds decreased $165.8 million, or 9.2%, from 2010. Partially offsetting the volume decrease was improved margin on the sales of mortgage loan originations, fueled in part by loan refinancing.

The Company recorded a net gain on the sale of assets during 2012 of less than $0.1 million as a result of the disposal of equipment no longer in use. The $0.9 million gain on the sale of assets during 2011 was a result of the sale of tax credits and the disposal of former bank property and equipment no longer in use. A $0.1 million loss on sales of assets was recorded in 2010. The loss in 2010 was primarily from the disposal of automobiles at the former Orion branches, as well as the sale of a modular branch building.

Changes in the sales volume of investment securities primarily drove the change in the gains recorded on these sales. Gains on investment sales increased $0.3 million in 2012 when compared to 2011, but decreased $1.8 million between 2010 and 2011. Gains were recorded on the sale of $150.5 million in available-for-sale securities and the call of $43.5 million of held-to-maturity investments for the twelve months of 2012, compared to the sale of $126.9 million in securities during 2011 and $243.8 million during 2010.

Title income increased $2.9 million during 2012 when compared to the prior year and was the result of a favorable mortgage business environment, fueled by low mortgage interest rates. Title income remained steady between 2011 and 2010.

Similar to IMC, the Company’s wealth management subsidiaries had very successful revenue growth, as total broker commissions increased $3.2 million compared to 2011, a result of the Company’s expanded client base and service offering. The Company’s other wealth management income, which includes research income, syndicate deals, and investment banking management and underwriting fees, increased $0.8 million, or 8.4%, over the comparable 2011 period. Sales and trading commissions increased $2.4 million, or 348.3%, from 2011. Broker commissions increased $2.7 million, or 35.8%, from 2010 to 2011, a result of the Company’s expanded client base, including the Company’s expansion in Arkansas and Florida in 2011.

Other noninterest income increased $5.9 million in 2012 when compared to 2011. Other noninterest income in 2012 was positively impacted by higher trust department income (an increase of $1.9 million, or 75.7%), which can be attributed to the increased customer base and growth of the business. Income was also positively affected by additional earnings on the Company’s deferred compensation assets and earnings on the Company’s investment in new market tax credits. Deferred compensation earnings increased $0.7 million during 2012, while income from new market tax credits increased $0.5 million, or 18.2%, from 2011. The Company also recorded a $2.2 million gain on the redemption of a business investment acquired from OMNI in 2011. Other noninterest income remained consistent for the twelve months of 2011 when compared to the same period of 2010. Other noninterest income in 2011 was positively impacted by higher trust department income, also a result of the increased customer base and growth of the business during that year, but was negatively affected by lower earnings on the Company’s deferred compensation assets.

Noninterest Expense

The Company’s results included noninterest expenses of $432.2 million, $373.7 million, and $304.2 million for 2012, 2011, and 2010, respectively. Ongoing attention to expense control is part of the Company’s corporate culture. However, the Company’s continued focus on growth through new branches, acquisitions, product expansion, and operational investments have caused related increases in several components of noninterest expense. Since the end of 2011, the Company acquired eight branches in the Florida Gulf acquisition and opened an additional 14 branches. These additions were offset by the closing or consolidation of 11 branches.

Also affecting noninterest expense during the current year were the Company’s expenses incurred as part of merger-related activities and expenses incurred as part of multiple ongoing process improvement projects that are designed to enhance the operational effectiveness and profitability of the Company. The projects’ costs have been incurred in the current year to improve overall organizational profitability across multiple markets, product lines, and departments, the benefits of which the Company expects to realize in future periods.

The following table illustrates the primary components of noninterest expense for the years indicated.

TABLE 29—NONINTEREST EXPENSE

			Percent		Percent
(Dollars in thousands)	2012	2011	Increase (Decrease)	2010	Increase (Decrease)
Salaries and employee benefits	$233,777	$193,773	20.6%	$161,482	20.0%
Occupancy and equipment	54,672	49,600	10.2	33,837	46.6
Franchise and shares tax	3,809	4,243	(10.2)	2,718	56.1
Communication and delivery	12,671	11,510	10.1	9,643	19.4
Marketing and business development	12,546	9,754	28.6	6,288	55.1
Data processing	15,590	14,531	7.3	12,133	19.8
Printing, stationery and supplies	3,298	3,298	—	2,987	10.4
Amortization of acquisition intangibles	5,150	5,121	0.6	4,935	3.8
Professional services	21,095	15,085	39.8	13,473	12.0
Net costs of OREO	6,352	10,029	(36.7)	3,201	213.3
Credit and other loan related expense	18,095	15,348	17.9	12,729	20.6
Insurance	10,771	10,022	7.5	12,469	(19.6)
Travel and entertainment	9,563	7,615	25.6	6,974	9.2
Other expenses	24,796	23,802	4.2	21,380	11.3

Total noninterest expense	$432,185	$373,731	15.6%	$304,249	22.8%

Salaries and employee benefits increased $40.0 million in 2012 when compared to 2011. The increase was primarily the result of increased staffing due to the growth of the Company. Current year expenses include the full year impact of additional OMNI and Cameron personnel, as well as personnel from Florida Gulf and the Company’s new branches for a portion of the year. Full-time equivalent employees increased to almost 2,700 at the end of 2012, a 4.5% increase from the end of 2011. The Company added these employees as part of the Florida Gulf acquisition, but the increase includes additional revenue-producing positions at IBERIABANK and its mortgage origination subsidiary.

Total employee compensation increased $35.5 million, or 20.5%, while related employee benefits increased 20.6% to $29.3 million for the year ended December 31, 2012. The increase in compensation is a result of the increase in headcount due to the growth of the Company, but is also a result of a full year of compensation expense from OMNI and Cameron employees in 2012. Employee compensation in 2012 included $2.1 million of additional share-based incentive compensation due to additional restricted stock, phantom stock, and option grants in 2012. Employee compensation also includes commissions and production-related bonuses which increased $2.3 million, or 79.3% from 2011, consistent with the increases in income from these product lines.

Employee benefits include payroll taxes, medical and dental insurance expenses, and retirement contributions. The increase in these benefits was a result of $2.7 million in additional hospitalization expense during 2012, partially from an increase in headcount and partially from higher claims processed in the current year. Employee benefits also included a $2.1 million, or 20.5%, increase in total payroll taxes in 2012.

From 2010 to 2011, salaries and employee benefits increased $32.3 million. Similar to the change in the current year, the increase was primarily the result of increased staffing due to the growth of the Company. Expenses in 2011 included the full impact of additional Sterling personnel, as well as salaries and employee benefits expense and severance expense from the former OMNI and Cameron employees. Salaries and employee benefits in 2011 also included increased share-based incentive compensation due to additional restricted stock, phantom stock, and option grants in 2011.

Occupancy and equipment expenses were up $5.1 million, or 10.2%, from 2011. These increased costs include repairs and maintenance on branches, depreciation, utilities, rentals and property taxes. Merger-related expenses from the Florida Gulf acquisition in 2012 were $0.2 million. Excluding the merger-related occupancy and equipment costs, occupancy and equipment expense was $10.0 million, or 22.5%, higher than in 2011, which is consistent with the increase in the size of the Company. Depreciation expense increased $4.9 million, or 36.1%. The higher depreciation expense is a result of additional branches opened and the Florida Gulf branches, but also includes accelerated depreciation on the Company’s ten branches that closed in 2012. Equipment rental (mostly ATMs), building rent, and property taxes increased $1.5 million, $0.8 million, and $0.8 million, respectively, and account for most of the remaining increase over 2011.

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

Franchise and shares tax expense decreased $0.4 million as a result of a $0.6 million decrease in share tax expense in 2012 based on the Company’s equity split between the states it operates in. As the Company’s footprint expands, the assessment base for Louisiana shares tax decreases. Franchise and shares tax expense increased $1.5 million during 2011 over 2010, a result of a higher assessment base for the shares tax calculation for IBERIABANK. The higher assessment resulted from increased equity at IBERIABANK at the end of December.

The Company’s expansion from the OMNI, Cameron, and Florida Gulf acquisitions, as well as new branches opened since the end of 2011, led to a $1.2 million increase in communication and delivery expenses. The increase was the result of an increase in data line and telephone expenses. The increase was consistent with the expansion of the Company’s footprint.

In 2012, marketing and business development expenses increased $2.8 million over 2011 as a result of additional expenses associated with business development and community relations. The Company continues to aggressively market itself in its newer markets, including those in Florida, Alabama, and Texas. Advertising and related expenses increased $1.6 million, or 36.4%, from the prior year as a result of additional direct mail, digital media, and newspaper advertising. In addition to the Company’s general advertising in its core markets, additional advertising expenses during 2012 focused on the Company’s 125th anniversary campaign and included promotional giveaways and focused branch events. In 2012, business development expenses increased $1.2 million, or 22.6%, with the increase not only the result of the Company’s anniversary campaign, but also its focused efforts in community reinvestment activities. From 2010 to 2011, marketing and business development expenses increased $3.5 million as a result of additional expenses associated with business development and community relations in the Company’s Florida and Alabama markets. During 2011, the Company incurred acquisition-related costs of $0.8 million related to the Company’s OMNI and Cameron acquisitions. The $0.8 million is an increase of $0.4 million, or 89.3%, from the same twelve months of 2010.

Data processing expenses increased $1.1 million in 2012 as the Company incurred additional processing charges during 2012 as the Company increases its branch network and system capabilities and software amortization from system enhancements and upgrades. Merger-related data processing expenses, however, decreased $2.7 million, or 66.4%, from 2011. The Company’s merger-related expenses in 2011 included two system conversions (OMNI and Cameron). Excluding these merger-related expenses, data processing expenses, which include computer maintenance and software amortization, increased $3.8 million, or 36.2% between years.

The core deposit intangible assets created in the OMNI and Cameron acquisitions in 2011 contributed to the minimal increase in the Company’s amortization expense over the prior year. The core deposit intangible assets created in the Sterling, OMNI, and Cameron acquisitions in 2010 and 2011 contributed to the $0.2 million increase in amortization expense of the Company’s intangible assets in 2011 when compared to 2010.

Due to the growth of the Company over the past 12 months, professional services expense in 2012 was $6.0 million higher than in 2011. The continued expansion of the size and breadth of Company’s operations requires additional expenditures for legal services, consulting engagements, exam and supervisory review, and audit services. More specifically, legal expenses increased $1.8 million in the current year. Legal expenses include those around general matters, litigation, settlement, and collection efforts. The Company also incurred merger-related legal expenses of $0.5 million during 2012.

The Company’s efforts to improve various Company and business-line specific processes drove the increase in total consulting expenses of $4.7 million over 2011. The Company expects to see the benefit of these improvements in future periods. Offsetting the increase was a decrease in other merger-related professional services, which include exam, audit, and other professional services, of $2.4 million in 2012 when compared to 2011.

From 2010 to 2011, professional services expenses increased $1.6 million, the result of legal, audit and consulting expenses incurred as part of the Company’s OMNI and Cameron acquisitions during 2011. Merger-related professional services were $3.4 million during 2011.

Net costs of OREO properties decreased $3.7 million in 2012 from 2011, as write-downs taken on OREO properties decreased $0.8 million, or 11.6%, the gains on the sale of properties increased $3.5 million, and property taxes paid on held properties decreased $0.2 million, or 12.9%. Offsetting these changes were additional insurance and other expenses on these properties, driven primarily by the additional properties in the portfolio during the current year. The increased expenses were offset partially by an increase in the income earned on the properties during 2012. From 2010 to 2011, net costs of OREO properties increased $6.8 million, as write-downs taken on OREO properties increased $4.3 million while gains on the sale of OREO properties for 2011 decreased $1.0 million, or 41.5%, from the comparable twelve months of 2010.

Credit and loan related expenses increased $2.7 million from 2011 to 2012, and $2.6 million between 2010 and 2011. With the expansion of the Company’s loan portfolio, expenses incurred for appraisal, inspection, underwriting, certification, and collections have also increased. Between 2010 and 2011, the increase was also due to the expanded size of the loan portfolio and the number of loans with noted credit issues. The increase in credit-related expenses stemmed primarily from the Company’s covered loan portfolio. The credit quality issues inherent in the portfolio covered by loss share agreements with the FDIC drove appraisal and inspection, collections, and credit bureau expenses higher.

Insurance expenses increased $0.7 million in 2012, primarily as a result of additional deposit insurance in the current year. As the Company’s deposit base grows, the Company’s assessment of deposit insurance from the FDIC will also increase. The increase in the assessment in 2012 stemmed from deposit growth, and was not a result of a change in the Company’s assessment rate used by the FDIC to calculate deposit insurance.

In 2012, travel and entertainment expenses increased $1.9 million from 2011 and $0.6 million between 2010 and 2011. Travel costs have increased steadily as the Company expands its branch network and number of locations. Travel expenses drove the increase over 2011, as mileage, lodging, and flight costs have increased due to the number of employees traveling, the expanded size of the Company’s footprint, and a general increase in the cost of travel.

Other noninterest expenses in 2012 increased $1.0 million over the twelve months of 2011 and was primarily the result of an increase in employee development and credit card expenses for the year. The additional costs were a result of the increased employee and client base. Other noninterest expenses in 2012 include impairment write-downs of $3.5 million on certain branch buildings and equipment based on updated appraisals on the properties. The branches were reviewed for impairment as part of the Company’s announced branch closures and written down to their estimated fair values during the second and third quarters of 2012.

In 2011, other noninterest expenses increased $2.4 million over 2010. Outsourced operations increased $1.6 million from 2010 to 2011 at the Company’s wealth management subsidiary as operating activities increased in the latter part of 2010 and into 2011. The most significant reason for the increase in other operating expenses over 2010 was a result of a $2.6 million settlement liability recorded in the Company’s consolidated financial statements for the year ended December 31, 2011, which led to the $1.0 million increase in the total costs of errors, fines, and losses over 2010. The settlement was related to two class action lawsuits related to overdraft fees for electronic transfers in a high to low processing sequence on the posting of items for processing. Offsetting these increases was a reduction in credit card expenses of $0.8 million.

Income Taxes

For the years ended December 31, 2012, 2011, and 2010, the Company incurred income tax expense of $28.5 million, $17.0 million, and $20.0 million, respectively. The Company’s effective tax rate for those periods was 27.2%, 24.1%, and 29.1%, respectively. The difference between the effective tax rate and the statutory tax rate primarily relates to variances in items that are non-taxable or non-deductible, primarily the effect of tax-exempt income, the non-deductibility of part of the amortization of acquisition intangibles, and various tax credits. The Company’s consolidated effective tax rates were also positively impacted by the Company’s ICP subsidiary, as well as the holding company, as these entities had income tax benefits during the three years from net losses. The effective tax rate on these entities is higher than IBERIABANK’s effective tax rate (which is affected by the various tax credits).

The consolidated effective tax rate in 2012 has increased when compared to the prior year. The difference in the effective tax rates for the periods presented is primarily the result of the relative tax-exempt interest income levels during the respective periods for each of the Company’s subsidiaries. The tax rate for the current year is higher than in 2011 as a result of the effect of the change in IBERIABANK’s effective tax rate. The increase in income before taxes at IBERIABANK in the current year results in a higher effective tax rate, as the effect of nontaxable income and other temporary tax differences is diluted. In addition, in the current year, a larger percentage of the year-to-date income before taxes was generated in Alabama, Florida, and Arkansas, which have higher effective rates than Louisiana and Texas, the Company’s other primary states with business operations. IBERIABANK’s effective tax rate was 30.9% and 29.8% for 2012 and 2011, respectively.

For more information on the Company’s income taxes and effective tax rates, see Note 16 of the consolidated financial statements.

LIQUIDITY AND OTHER OFF-BALANCE SHEET ACTIVITIES

The Company’s liquidity, represented by cash and cash equivalents, as well as available off balance sheet borrowing sources, is a product of its operating, investing and financing activities. The Company manages its liquidity with the objective of maintaining sufficient funds to respond to the predicted needs of depositors and borrowers and to take advantage of investments in earning assets and other earnings enhancement opportunities. The primary sources of funds for the Company are deposits, borrowings, repayments and maturities of loans and investment securities, securities sold under agreements to repurchase, as well as funds provided from operations and to a lesser extent off balance sheet borrowing sources. Certificates of deposit scheduled to mature in one year or less at December 31, 2012 totaled $1.5 billion. Based on past experience, management believes that a significant portion of maturing deposits will remain with the Company. Additionally, the majority of the investment security portfolio is classified by the Company as available-for-sale which provides the ability to liquidate unencumbered securities as needed. Of the $2.0 billion in the investment securities portfolio, $237.2 million is unencumbered and $1.7 billion has been pledged to support repurchase transactions, public funds deposits and certain long term borrowings. Due to the relatively short implied duration of the investment security portfolio, the Company continues to experience significant cash inflows on a regular basis.

Net cash inflows totaled $397.7 million during 2012, an increase of $162.2 million from net cash inflows of $235.5 million during the year ended December 31, 2011.

The following table summarizes the Company’s cash flows for the years ended December 31st for the periods indicated. For the 2011 and 2010 periods, cash flows from operations and investing activities have been restated from previously issued amounts to reflect the correction of an error in these line items. For a description of the Company’s determination to correct its consolidated statements of cash flows for those years, see Note 1 to the consolidated financial statements, which provides more information on the nature of these corrections.

TABLE 30—CASH FLOW ACTIVITY BY TYPE

(Dollars in thousands)	2012	2011	2010
Cash flow (used in) provided by operations	$(12,188)	$15,758	$214,646
Cash flow (used in) provided by investing activities	(527,676)	25,732	(57,305)
Cash flow provided by financing activities	937,545	194,028	5,040

Net increase in cash and cash equivalents	$397,681	$235,518	$162,381

The Company had operating cash outflow of $12.2 million for the year ended December 31, 2012, $27.9 million more than cash provided by operations for the same period of 2011. Operating cash flow in the current year was negatively impacted by an increase in mortgage loan origination activity in the current year.

Cash flow from investing activities decreased $553.4 million during 2012 when compared to 2011. Funding loan growth and a decrease in net cash flow from investment securities drove the decrease in cash flow from 2011. Net cash flow from investment security activity decreased $267.7 million in 2012 as a result of a higher level of security purchases in 2012. Cash flow used to fund loan growth increased $309.9 million and also had a negative impact on the current period cash flow. Positively affecting cash flow in 2011 was the acquisition of $79.3 million in cash as part of the OMNI and Cameron acquisitions, $46.9 million higher than the net cash acquired from Florida Gulf in 2012.

Net financing cash flows, however, increased $743.5 million during the current year when compared to 2011, primarily due to an increase in cash from customer deposits that results in a $1.0 billion difference in net deposit cash flow between the two periods. Net cash outflow of $159.0 million from short-term borrowings and long-term debt in 2012 offset the cash inflow from deposits in the current year.

From 2010 to 2011, operating cash inflow of $15.8 million was $198.9 million less than for the twelve months of 2010. Operating cash flow in 2010 was negatively impacted by a decrease in net cash provided by mortgage loan sales. The operating cash flow in 2010 was positively affected by a decrease in other assets (primarily fed funds sold) from the prior year.

Cash flow from investing activities increased $83.0 million during 2011 when compared to 2010. Positively affecting cash flow was net cash received in excess of cash paid for acquisitions of $79.3 million, $55.2 million higher than in 2010, as well as proceeds from the disposition of OREO properties. Operating cash flow in 2011 was also positively affected by net cash inflow for investment security activity. 2011 net cash inflow from investment security activity was $353.7 million, $757.7 million higher than in 2010. Investing cash flow in 2011 was also negatively impacted by a decrease in reimbursements from the FDIC on assets covered by loss share agreements. Net cash flow from FDIC reimbursements decreased to $139.9 million in 2011, $299.0 million lower than the same period of 2010.

Net financing cash flows increased $189.0 million during 2011 when compared to 2010, primarily due to an increase in cash from customer deposits that results in an $87.3 million difference in net deposit cash flow between the two periods. Also contributing to the difference in financing cash flows between 2011 and 2010 was net cash received from short-term borrowings of $136.8 million in the current year, mostly from $192 million in FHLB advances outstanding at December 31, 2011. During 2010, the Company used available cash to significantly pay down outstanding short- and long-term debt. Total net repayments of debt in 2010 were $377.8 million, compared to net cash advances of $92.7 million in the twelve months of 2011.

Based on its available cash at December 31, 2012, the Company believes it has adequate liquidity to fund ongoing operations. The Company has adequate availability of funds from deposits, borrowings, repayments and maturities of loans and investment securities to provide the Company additional working capital if needed.

While scheduled cash flows from the amortization and maturities of loans and securities are relatively predictable sources of funds, deposit flows, prepayments of loan and investment securities, and draws on customer letters and lines of credit are greatly influenced by general interest rates, economic conditions, competition, and customer demand. The FHLB of Dallas provides an additional source of liquidity to make funds available for general requirements and also to assist with the variability of less predictable funding sources. At December 31, 2012, the Company had $233.8 million of outstanding long-term advances from the FHLB. There were no short-term FHLB advances outstanding at December 31, 2012. Additional advances available at December 31, 2012 from the FHLB amounted to $1.4 billion. The Company and IBERIABANK also have various funding arrangements with commercial banks providing up to $130.0 million in the form of federal funds and other lines of credit, and at December 31, 2012, there were no balances outstanding on these lines, and all of the funding was available to the Company.

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

In the normal course of business, the Company is a party to a number of activities that contain credit, market and operational risk that are not reflected in whole or in part in the Company’s consolidated financial statements. Such activities include traditional off-balance sheet credit-related financial instruments, commitments under operating leases and long-term debt. The Company provides customers with off-balance sheet credit support through loan commitments, lines of credit and standby letters of credit. Many of the unused commitments are expected to expire unused or be only partially used; therefore, the total amount of unused commitments does not necessarily represent future cash requirements. The Company anticipates it will continue to have sufficient funds together with available borrowings to meet its current commitments. At December 31, 2012, the Company’s approved loan commitments outstanding totaled $192.3 million. At the same date, commitments under unused lines of credit, including credit card lines, amounted to $2.4 billion. Included in these totals are commercial commitments amounting to $1.8 billion as shown in the following table.

TABLE 31—COMMERCIAL COMMITMENT EXPIRATION PER PERIOD

(Dollars in thousands)	Less Than 1 Year	1—3 Years	3—5 Years	Over 5 Years	Total
Unused commercial lines of credit	$973,791	$417,998	$341,408	$60,804	$1,794,001
Unfunded loan commitments	192,295	—	—	—	192,295
Standby letters of credit	42,854	16,570	2,783	—	62,207

Total	$1,208,940	$434,568	$344,191	$60,804	$2,048,503

The Company has entered into a number of long-term leasing arrangements to support the ongoing activities of the Company. The required payments under such commitments and other debt commitments at December 31, 2012 are shown in the following table.

TABLE 32—CONTRACTUAL OBLIGATIONS AND OTHER DEBT COMMITMENTS

(Dollars in thousands)	2013	2014	2015	2016	2017	2018 and After	Total
Operating leases	$10,830	$9,535	$8,807	$7,601	$6,332	$39,671	$82,776
Certificates of deposit	1,538,582	284,154	152,020	114,232	37,387	27,805	2,154,180
Short-term borrowings	303,045	—	—	—	—	—	303,045
Long-term debt	30,914	111,329	1,220	26,276	50,567	203,071	423,377

Total	$1,883,371	$405,018	$162,047	$148,109	$94,286	$272,547	$2,963,378

ASSET/ LIABILITY MANAGEMENT, MARKET RISK AND COUNTERPARTY CREDIT RISK

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

Included in the modeling are instantaneous parallel rate shift scenarios, which are utilized to establish exposure limits. These scenarios are known as “rate shocks” because all rates are modeled to change instantaneously by the indicated shock amount, rather than a gradual rate shift over a period of time that has traditionally been more realistic.

The Company’s interest rate risk model indicated that the Company was asset sensitive in terms of interest rate sensitivity. Based on the Company’s interest rate risk model at December 31, 2012, the table below illustrates the impact of an immediate and sustained 100 and 200 basis point increase or decrease in interest rates on net interest income.

TABLE 33—CHANGE IN NET INTEREST INCOME FROM INTEREST RATE CHANGES

Shift in Interest Rates (in bps)	% Change in Projected Net Interest Income
+200	7.9%
+100	3.8
- 100	-0.8
- 200	-1.7

The influence of using the forward curve as of December 31, 2012 as a basis for projecting the interest rate environment would approximate a 0.6% increase in net interest income. The computations of interest rate risk shown above do not necessarily include certain actions that management may undertake to manage this risk in response to anticipated changes in interest rates and other factors.

The interest rate environment is primarily a function of the monetary policy of the FRB. The principal tools of the FRB for implementing monetary policy are open market operations, or the purchases and sales of U.S. Treasury and federal agency securities. The FRB’s objective for open market operations has varied over the years, but the focus has gradually shifted toward attaining a specified level of the federal funds rate to achieve the long-run goals of price stability and sustainable economic growth. The federal funds rate is the basis for overnight funding and drives the short end of the yield curve. Longer maturities are influenced by FRB purchases and sales and also expectations of monetary policy going forward. In response to growing concerns about the banking industry and customer liquidity, the federal funds rate decreased seven times to a new all-time low of 0.25% at the end of 2008. The federal funds rate remained at 0.25% through 2012 and will remain at that rate through at least late 2014. The Company’s commercial loan portfolio is also impacted by fluctuations in the level of the London Interbank Borrowing Offered Rate (LIBOR), as a large portion of this portfolio reprices based on this index. The decrease in the federal funds, LIBOR, and U.S. Treasury rates have resulted in compressed net interest margin for the Company, as assets have repriced more quickly than the Company’s liabilities. Although management believes that the Company is not significantly affected by changes in interest rates over an extended period of time, any continued flattening of the yield curve will exert downward pressure on the net interest margin and net interest income. The table below presents the Company’s anticipated loan repricing over the next four quarters of 2013.

TABLE 34—LOAN REPRICING BY LOAN TYPE

(Dollars in thousands)	1Q 2013	2Q 2013	3Q 2013	4Q 2013	Total less than one year
Covered loans	$385,323	$90,563	$86,005	$72,134	$634,025
Non-covered loans
Commercial loans	3,046,750	206,349	180,066	145,899	3,579,064
Mortgage loans	50,574	36,786	30,021	28,609	145,990
Consumer loans	682,019	91,932	82,111	74,711	930,773

Total non-covered loans	3,779,343	335,067	292,198	249,219	4,655,827

Total loans receivable	$4,164,666	$425,630	$378,203	$321,353	$5,289,852

As part of its asset/liability management strategy, the Company has emphasized the origination of commercial and consumer loans, which typically have shorter terms than residential mortgage loans and/or adjustable or variable rates of interest. The majority of fixed-rate, long-term residential loans are sold in the secondary market to avoid assumption of the interest rate risk associated with longer duration assets in the current low rate environment. As of December 31, 2012, $4.2 billion, or 49.3%, of the Company’s total loan portfolio had adjustable interest rates. IBERIABANK had no significant concentration to any single loan component or industry segment.

The Company’s strategy with respect to liabilities in recent periods has been to emphasize transaction accounts, particularly noninterest or low interest-bearing transaction accounts, which are significantly less sensitive to changes in interest rates. At December 31, 2012, 80.0% of the Company’s deposits were in transaction and limited-transaction accounts, compared to 72.6% at December 31, 2011. Noninterest-bearing transaction accounts totaled 18.3% of total deposits at December 31, 2012, compared to 16.0% of total deposits at December 31, 2011.

The table below presents the Company’s anticipated time deposit repricing over the next four quarters of 2013.

TABLE 35—TIME DEPOSIT REPRICING

(Dollars in thousands)	1Q 2013	2Q 2013	3Q 2013	4Q 2013	Total less than one year
Certificates of deposit	$343,395	$325,221	$289,992	$245,289	$1,203,897
Individual retirement accounts	34,723	39,416	31,273	27,581	132,993
Brokered deposits	72,714	61,217	47,023	19,935	200,889

Total time deposits	$450,832	$425,854	$368,288	$292,805	$1,537,779

As part of an overall interest rate risk management strategy, derivative instruments may also be used as an efficient way to modify the repricing or maturity characteristics of on-balance sheet assets and liabilities. Management may from time to time engage in interest rate swaps to effectively manage interest rate risk. The interest rate swaps of the Company were executed to modify net interest sensitivity to levels deemed appropriate.

IMPACT OF INFLATION AND CHANGING PRICES

The consolidated financial statements and related financial data presented herein have been prepared in accordance with generally accepted accounting principles, which generally require the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation. Unlike most industrial companies, the majority of the Company’s assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on the Company’s performance than does the effect of inflation. Although fluctuations in interest rates are neither completely predictable nor controllable, the Company regularly monitors its interest rate position and oversees its financial risk management by establishing policies and operating limits. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates. Although not as critical to the banking industry as to other industries, inflationary factors may have some impact on the Company’s growth, earnings, total assets and capital levels. Management does not expect inflation to be a significant factor in 2013.

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

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on our assessment, management believes that, as of December 31, 2012, the Company’s internal control over financial reporting is effective based on those criteria.

The Company’s independent registered public accounting firm has also issued an attestation report on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012.

/s/ Daryl G. Byrd	/s/ Anthony J. Restel
Daryl G. Byrd	Anthony J. Restel
President and Chief Executive Officer	Senior Executive Vice President and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

IBERIABANK Corporation

We have audited IBERIABANK Corporation’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). IBERIABANK Corporation’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, IBERIABANK Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of IBERIABANK Corporation as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2012 and our report dated March 1, 2013, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

New Orleans, Louisiana

March 1, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

IBERIABANK Corporation

We have audited the accompanying consolidated balance sheets of IBERIABANK Corporation as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of IBERIABANK Corporation at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012 in conformity with U.S. generally accepted accounting principles.

As described in Note 1 to the consolidated financial statements, the 2011 and 2010 financial statements have been restated to correct an error in the consolidated statement of cash flows.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), IBERIABANK Corporation’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 1, 2013, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

New Orleans, Louisiana

March 1, 2013

IBERIABANK CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2012 and 2011

(Dollars in thousands, except share data)	2012	2011

Assets
Cash and due from banks	$248,214	$194,171
Interest-bearing deposits in banks	722,763	379,125

Total cash and cash equivalents	970,977	573,296
Securities available for sale, at fair value	1,745,004	1,805,205
Securities held to maturity, fair values of $211,498 and $199,100, respectively	205,062	192,764
Mortgage loans held for sale	267,475	153,013
Loans covered by loss share agreements	1,092,756	1,334,449
Non-covered loans, net of unearned income	7,405,824	6,053,588

Total loans, net of unearned income	8,498,580	7,388,037
Allowance for credit losses	(251,603)	(193,761)

Loans, net	8,246,977	7,194,276
FDIC loss share receivables	423,069	591,844
Premises and equipment, net	303,523	285,607
Goodwill	401,872	369,811
Other assets	565,719	592,112

Total Assets	$13,129,678	$11,757,928

Liabilities
Deposits:
Noninterest-bearing	$1,967,662	$1,485,058
Interest-bearing	8,780,615	7,803,955

Total deposits	10,748,277	9,289,013
Short-term borrowings	303,045	395,543
Long-term debt	423,377	452,733
Other liabilities	125,111	137,978

Total Liabilities	11,599,810	10,275,267

Shareholders’ Equity
Common stock, $1 par value - 50,000,000 shares authorized; 31,917,385 and 31,163,070 shares issued, respectively	31,917	31,163
Additional paid-in capital	1,176,180	1,135,880
Retained earnings	411,472	375,184
Accumulated other comprehensive income	24,477	24,457
Treasury stock at cost - 2,427,640 and 1,789,165 shares, respectively	(114,178)	(84,023)

Total Shareholders’ Equity	1,529,868	1,482,661

Total Liabilities and Shareholders’ Equity	$13,129,678	$11,757,928

The accompanying Notes are an integral part of these Consolidated Financial Statements.

IBERIABANK CORPORATION AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

Years Ended December 31, 2012, 2011, and 2010

(Dollars in thousands, except per share data)	2012	2011	2010

Interest and Dividend Income
Loans, including fees	$513,936	$436,172	$353,228
Mortgage loans held for sale, including fees	5,318	3,479	3,945
Investment securities:
Taxable interest	33,890	44,760	44,936
Tax-exempt interest	7,375	5,956	4,471
Accretion (Amortization) of FDIC loss share receivable	(118,100)	(72,086)	(13,024)
Other	2,781	2,046	2,815

Total interest and dividend income	445,200	420,327	396,371

Interest Expense
Deposits:
NOW and MMDA	23,936	28,914	43,247
Savings	573	656	1,542
Time deposits	24,855	40,984	50,968
Short-term borrowings	650	577	814
Long-term debt	13,436	10,938	18,173

Total interest expense	63,450	82,069	114,744

Net interest income	381,750	338,258	281,627
Provision for credit losses	20,671	25,867	42,451

Net interest income after provision for credit losses	361,079	312,391	239,176

Noninterest Income
Service charges on deposit accounts	26,852	25,915	24,375
Mortgage Income	78,053	45,177	48,007
Title revenue	20,987	18,048	18,083
ATM/debit card fee income	8,978	11,008	10,117
Income from bank owned life insurance	3,680	3,296	3,100
Gain (loss) on sale of assets	42	943	(76)
Gain on acquisition	—	—	3,781
Gain on sale of available for sale investments	3,739	3,422	5,172
Derivative losses reclassified from other comprehensive income	(1,618)	(1,723)	(1,643)
Broker commissions	13,446	10,224	7,530
Other income	21,838	15,549	15,444

Total noninterest income	175,997	131,859	133,890

Noninterest Expense
Salaries and employee benefits	233,777	193,773	161,482
Net occupancy and equipment	54,672	49,600	33,837
Franchise and shares tax	3,809	4,243	2,718
Communication and delivery	12,671	11,510	9,643
Marketing and business development	12,546	9,754	6,288
Data processing	15,590	14,531	12,133
Printing, stationery and supplies	3,298	3,298	2,987
Amortization of acquisition intangibles	5,150	5,121	4,935
Professional services	21,095	15,085	13,473
Net costs of OREO property	6,352	10,029	3,201
Credit and other loan related expense	18,095	15,348	12,729
Insurance	10,771	10,022	12,469
Travel and entertainment	9,563	7,615	6,974
Other expenses	24,796	23,802	21,380

Total noninterest expense	432,185	373,731	304,249

Income before income tax expense	104,891	70,519	68,817
Income tax expense	28,496	16,981	19,991

Net Income	76,395	53,538	48,826

Income Available to Common Shareholders - Basic	$76,395	$53,538	$48,826
Earnings Allocated to Unvested Restricted Stock	(1,437)	(967)	(971)

Earnings Available to Common Shareholders - Diluted	74,958	52,571	47,855

Earnings per common share - Basic	$2.59	$1.88	$1.90
Earnings per common share - Diluted	2.59	1.87	1.88
Cash dividends declared per common share	1.36	1.36	1.36

Other comprehensive income
Unrealized gains on securities:
Unrealized holding gains (losses) arising during the period	$2,174	$36,328	$(2,103)
Other than temporary impairment realized in net income	—	(509)	(517)
Less: reclassification adjustment for gains included in net income	(3,739)	(3,422)	(5,172)

Unrealized (loss) gain on securities, before tax	(1,565)	32,397	(7,792)

Fair value of derivative instruments designated as cash flow hedges:
Change in fair value of derivative instruments designated as cash flow hedges during the period	(22)	(19,078)	(5,751)
Less: reclassification adjustment for losses (gains) included in net income	1,618	1,723	1,643

Fair value of derivative instruments designated as cash flow hedges, before tax	1,596	(17,355)	(4,108)

Other comprehensive income (loss), before tax	31	15,042	(11,900)
Income tax expense (benefit) related to items of other comprehensive income	11	5,265	(4,164)

Other comprehensive income (loss), net of tax	20	9,777	(7,736)

Comprehensive income	$76,415	$63,315	$41,090

The accompanying Notes are an integral part of these Consolidated Financial Statements.

IBERIABANK CORPORATION AND SUBSIDIARIES

Consolidated Statements of Shareholders’ Equity

Years Ended December 31, 2012, 2011, and 2010

				Accumulated
		Additional		Other
	Common	Paid-In	Retained	Comprehensive	Treasury
(Dollars in thousands, except share and per share data)	Stock	Capital	Earnings	Income	Stock	Total

Balance, December 31, 2009	$22,107	$632,086	$348,724	$22,416	$(64,015)	$961,318

Net income	—	—	48,826	—	—	48,826
Other comprehensive income (loss)	—	—	—	(7,736)	—	(7,736)
Cash dividends declared, $1.36 per share	—	—	(36,495)	—	—	(36,495)
Reissuance of treasury stock under incentive plan,	—	—	—	—	—	—
net of shares surrendered in payment, including	—	—	—	—	—	—
tax benefit, 154,183 shares	—	(611)	—	—	1,378	767
Common stock issued, 5,973,182 shares	5,973	323,007	—	—	—	328,980
Common stock issued for recognition and retention plan	—	(5,415)	—	—	5,415	—
Share-based compensation cost	—	7,797	—	—	—	7,797

Balance, December 31, 2010	$28,080	$956,864	$361,055	$14,680	$(57,222)	$1,303,457

Net income	—	—	53,538	—	—	53,538
Other comprehensive income (loss)	—	—	—	9,777	—	9,777
Cash dividends declared, $1.36 per share	—	—	(39,409)	—	—	(39,409)
Reissuance of treasury stock under incentive plan,	—	—	—	—	—	—
net of shares surrendered in payment, including	—	—	—	—	—	—
tax benefit, 316,063 shares	—	(2,596)	—	—	9,026	6,430
Common stock issued for acquisitions, 3,083,229 shares	3,083	178,057	—	—	—	181,140
Common stock issued for recognition and retention plan	—	(5,559)	—	—	5,559	—
Share-based compensation cost	—	9,114	—	—	—	9,114
Treasury stock acquired at cost, 900,000 shares	—	—	—	—	(41,386)	(41,386)

Balance, December 31, 2011	$31,163	$1,135,880	$375,184	$24,457	$(84,023)	$1,482,661

Net income	—	—	76,395	—	—	76,395
Other comprehensive income (loss)	—	—	—	20	—	20
Cash dividends declared, $1.36 per share	—	—	(40,107)	—	—	(40,107)
Reissuance of treasury stock under incentive plan,	—	—	—	—	—	—
net of shares surrendered in payment, including	—	—	—	—	—	—
tax benefit, 214,833 shares	—	(354)	—	—	2,576	2,222
Common stock issued for acquisitions, 754,334 shares	754	38,449	—	—	—	39,203
Common stock issued for recognition and retention plan	—	(7,702)	—	—	7,702	—
Share-based compensation cost	—	9,907	—	—	—	9,907
Treasury stock acquired at cost, 853,308 shares	—	—	—	—	(40,433)	(40,433)

Balance, December 31, 2012	$31,917	$1,176,180	$411,472	$24,477	$(114,178)	$1,529,868

The accompanying Notes are an integral part of these Consolidated Financial Statements.

IBERIABANK CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years Ended December 31, 2012, 2011, and 2010

		Restated
(Dollars in thousands)	2012	2011	2010
Cash Flows from Operating Activities
Net income	$76,395	$53,538	$48,826
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	21,685	16,772	11,042
Amortization of purchase accounting adjustments	(47,383)	(30,653)	(52,850)
Provision for credit losses	20,671	25,867	42,451
Noncash compensation expense	9,907	9,114	7,797
(Gain) loss on sale of assets	(42)	(943)	76
Loss on impaired securities	—	509	517
Gain on sale of available for sale investments	(3,739)	(3,422)	(5,172)
Gain on sale of OREO	(4,985)	(1,476)	(2,524)
Gain on acquisition	—	—	(3,781)
Loss on abandonment of fixed assets	2,743	—	—
Amortization of premium/discount on investments	21,013	18,233	15,050
Derivative losses (gains) on swaps	1	2	(3)
(Benefit) provision for deferred income taxes	(7,527)	(11,750)	(3,607)
Mortgage loans held for sale
Originations	(2,432,367)	(1,659,226)	(1,772,486)
Proceeds from sales	2,388,716	1,637,458	1,803,214
Gain on sale of loans, net	(70,811)	(43,955)	(47,689)
Cash retained from tax benefit associated with share-based payment arrangements	(1,221)	(1,454)	(637)
Decrease in other assets	7,437	5,572	228,663
Other operating activities, net	7,319	1,572	(54,241)

Net Cash (Used in) Provided by Operating Activities	(12,188)	15,758	214,646

Cash Flows from Investing Activities
Proceeds from sales of securities available for sale	154,222	130,305	249,008
Proceeds from maturities, prepayments and calls of securities available for sale	880,425	626,004	576,139
Purchases of securities available for sale	(935,164)	(499,899)	(1,198,853)
Proceeds from maturities, prepayments and calls of securities held to maturity	43,535	120,075	66,091
Purchases of securities held to maturity	(57,075)	(22,803)	(96,375)
FDIC reimbursement of recoverable covered asset losses	157,694	139,852	438,870
Increase in loans receivable, net, excluding loans acquired	(870,577)	(560,635)	(123,295)
Proceeds from sale of premises and equipment	1,274	3,227	1,324
Purchases of premises and equipment	(32,825)	(44,055)	(38,063)
Proceeds from disposition of real estate owned	109,067	61,713	49,072
Investment in new market tax credit entities	(21,368)	(9,425)	(11,875)
Cash received in excess of cash paid for acquisition	32,425	79,288	24,134
Other investing activities, net	10,691	2,085	6,518

Net Cash (Used in) Provided by Investing Activities	(527,676)	25,732	(57,305)

Cash Flows from Financing Activities
Increase in deposits, net of deposits acquired	1,174,829	174,809	87,498
Net change in short-term borrowings, net of borrowings acquired	(102,320)	136,786	(43,023)
Proceeds from long-term debt	24,086	3,176	45,233
Repayments of long-term debt	(80,770)	(47,227)	(380,004)
Dividends paid to shareholders	(40,069)	(38,558)	(34,412)
Proceeds from sale of treasury stock for stock options exercised	2,813	6,807	1,631
Payments to repurchase common stock	(42,245)	(43,219)	(1,500)
Common stock issued	—	—	328,980
Cash retained from tax benefit associated with share-based payment arrangements	1,221	1,454	637

Net Cash Provided by Financing Activities	937,545	194,028	5,040

Net Increase In Cash and Cash Equivalents	397,681	235,518	162,381
Cash and Cash Equivalents at Beginning of Period	573,296	337,778	175,397

Cash and Cash Equivalents at End of Period	$970,977	$573,296	$337,778

Supplemental Schedule of Noncash Activities
Acquisition of real estate in settlement of loans	$99,134	$104,855	$49,886
Common stock issued in acquisition	$39,203	$181,140	$—
Transfers of property into Other Real Estate	$106,427	$104,855	$49,886
Exercise of stock options with payment in company stock	$16	$—	$—
Supplemental Disclosures
Cash paid for:
Interest on deposits and borrowings	$63,984	$84,452	$117,810
Income taxes, net	$15,957	$41,594	$24,494

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

NATURE OF OPERATIONS

The Company offers commercial and retail banking products and services to customers throughout locations in six states through IBERIABANK. The Company also operates mortgage production offices in twelve states through IBERIABANK Mortgage Company (“IMC”), and offers a full line of title insurance and closing services throughout Arkansas and Louisiana through LTC and its subsidiaries. ICP provides equity research, institutional sales and trading, and corporate finance services. IB Aircraft Holdings, LLC owns a fractional share of an aircraft used by management of the Company and its subsidiaries. IAM provides wealth management and trust services for commercial and private banking clients. CDE is engaged in the purchase of tax credits.

CORRECTION OF AN ERROR IN THE FINANCIAL STATEMENTS

The Company has corrected its historical consolidated statements of cash flows for the years ended December 31, 2011 and 2010 for the miscalculation of certain activity between its operating and investing cash flows. The correction did not have an effect on the Company’s consolidated balance sheets, statements of comprehensive income, or statements of shareholders’ equity for those years. The error was identified in 2012 through the operation of the Company’s internal controls over financial reporting. Using accounting guidance provided in Accounting Standards Codification (“ASC”) Topic 250, the Company assessed these items and determined the error would be considered material to the consolidated statements of cash flows for the years ended December 31, 2011 and 2010. The error also impacts the consolidated statements of cash flows for each quarter in 2012 and 2011 as described in Note 26. As a result, the information included in these consolidated financial statements and footnotes includes the effect this correction has on the previously reported financial statements for those years.

The following table presents the effect this correction has on the Consolidated Statements of Cash Flows for the years ended December 31, 2011 and 2010.

(Dollars in thousands)	As Previously Reported	Adjustment	As Adjusted
Selected Cash Flow Data
2011
(Increase) decrease in other assets	$(51,549)	$57,121	$5,572
Net Cash (Used in) Provided by Operating Activities	(41,363)	57,121	15,758

Increase in loans receivable, net, excluding loans acquired	(503,514)	(57,121)	(560,635)
Net Cash (Used in) Provided by Investing Activities	$82,853	$(57,121)	$25,732

2010
(Increase) decrease in other assets	$163,741	$64,922	$228,663
Net Cash (Used in) Provided by Operating Activities	149,724	64,922	214,646

Increase in loans receivable, net, excluding loans acquired	(58,373)	(64,922)	(123,295)
Net Cash (Used in) Provided by Investing Activities	$7,617	$(64,922)	$(57,305)

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Material estimates that are susceptible to significant change in the near term are the allowance for credit losses, valuation of and accounting for loans covered by loss sharing arrangements with the FDIC and the related loss share receivable, valuation of and accounting for acquired loans, valuation of goodwill, intangible assets and other purchase accounting adjustments, and share-based compensation.

CONCENTRATION OF CREDIT RISKS

Most of the Company’s business activity is with customers located within the States of Louisiana, Florida, Arkansas, Alabama, Texas, and Tennessee. The Company’s lending activity is concentrated in its market areas in those states. The Company has emphasized originations of commercial loans and private banking loans, defined as loans to larger consumer clients. Repayments on loans are expected to come from cash flows of the borrower and/or guarantor. Losses on secured loans are limited by the value of the collateral upon default of the borrowers. The Company does not have any significant concentrations to any one industry or customer.

CASH AND CASH EQUIVALENTS

For purposes of presentation in the consolidated statements of cash flows, cash and cash equivalents are defined as cash, interest-bearing deposits and noninterest-bearing demand deposits at other financial institutions with original maturities less than three months. IBERIABANK may be required to maintain average balances on hand or with the Federal Reserve Bank to meet regulatory reserve and clearing requirements. At December 31, 2012 and 2011, the required reserve balances were $2,555,000 and $25,000, respectively. IBERIABANK had enough cash deposited with the Federal Reserve at December 31, 2012 and 2011 to cover the required reserve balance.

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

LOANS HELD FOR SALE

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value. Net unrealized losses, if any, are recognized through a valuation allowance that is recorded as a charge to income. Loans held for sale have primarily been fixed rate single-family residential mortgage loans under contract to be sold in the secondary market. In most cases, loans in this category are sold within thirty days. These loans are generally sold with the mortgage servicing rights released. Buyers generally have recourse to return a purchased loan to the Company under limited circumstances. Recourse conditions may include early payment default, breach of representations or warranties, and documentation deficiencies. During 2012 and 2011, an insignificant number of loans were returned to the Company.

LOANS (EXCLUDING ACQUIRED LOANS)

The Company grants mortgage, commercial and consumer loans to customers. Except for loans acquired, loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at the unpaid principal balances, less the allowance for credit losses and net deferred loan origination fees and unearned discounts.

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

The Company’s covered loan portfolio and non-covered loan portfolio, which are delineated between a) non-covered loans, excluding acquired loans, and b) acquired loans, are disaggregated into portfolio segments for purposes of determining the allowance for credit losses. The Company’s portfolio segments include commercial real estate, commercial business, mortgage, and consumer. The Company further disaggregates each commercial real estate, mortgage, and consumer portfolio segment into classes for purposes of monitoring and assessing credit quality based on certain risk characteristics. Classes within each commercial real estate portfolio segment include commercial real estate construction and commercial real estate – other. Classes within each mortgage portfolio segment include mortgage – prime and mortgage – subprime. Classes within each consumer portfolio segment include indirect auto, credit card, home equity, and consumer – other. Each commercial business portfolio segment is also considered a class.

Credit Quality

The Company utilizes an asset risk classification system in accordance with guidelines established by the Federal Reserve Board as part of its efforts to monitor commercial asset quality. “Special mention” loans are defined as loans where known information about possible credit problems of the borrower cause management to have some doubt as to the ability of these borrowers to comply with the present loan repayment terms and which may result in future disclosure of these loans as nonperforming. For assets with identified credit issues, the Company has two primary classifications for problem assets: “substandard” and “doubtful.” Substandard assets have one or more defined weaknesses and are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected. Doubtful assets have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full satisfaction of the loan balance outstanding questionable and there is a high probability of loss based on currently existing facts, conditions and values. Loans classified as “Pass” do not meet the criteria set forth for special mention, substandard, or doubtful classification and are not considered criticized. Asset risk classifications are periodically reviewed and changed if, in the opinion of management, the risk profile of the customer has changed since the last review of the loan relationship.

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

Troubled Debt Restructurings

During the course of its lending operations, the Company periodically grants concessions to its customers in an attempt to protect as much of its investment as possible and minimize risk of loss. These concessions may include restructuring the terms of a customer loan to alleviate the burden of the customer’s near-term cash requirements. In order to be considered a troubled debt restructuring (“TDR”), the Company must conclude that the restructuring constitutes a concession and the customer is experiencing financial difficulties. The Company defines a concession to the customer as a modification of existing terms for economic or legal reasons that it would otherwise not consider. The concession is either granted through an agreement with the customer or is imposed by a court or law. Concessions include modifying original loan terms to reduce or defer cash payments required as part of the loan agreement, including but not limited to:

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

If the Company concludes that both a concession has been granted and the concession was granted to a customer experiencing financial difficulties, the Company identifies the loan as a TDR. For purposes of the determination of an allowance for credit losses for TDRs, the Company considers a loss probable on the loan, which is reviewed for specific impairment in accordance with the Company’s allowance for loan loss methodology. If it is determined that losses are probable on such TDRs, either because of delinquency or other credit quality indicator, the Company establishes specific reserves for these loans. For additional information on the Company’s allowance for credit losses, see Note 7 to these consolidated financial statements.

ACQUIRED LOANS AND RELATED FDIC LOSS SHARE RECEIVABLE

The Company accounts for its acquisitions under the purchase method, where all identifiable assets acquired, including loans, are recorded at fair value. No allowance for credit losses related to the acquired loans is recorded on the acquisition date as the fair value of the loans acquired incorporates assumptions regarding credit risk.

Loans acquired are recorded at fair value in accordance with the fair value methodology consistent with the exit price concept and exclusive of the shared-loss agreements with the FDIC from certain of the Company’s acquisitions in 2010 and 2009. The fair value estimates associated with the loans include estimates related to discount rates, expected prepayments and the amount and timing of undiscounted expected principal, interest and other cash flows. Credit discounts are included in the determination of fair value: therefore, an allowance for credit losses is not recorded at the acquisition date. At the time of acquisition, the Company estimated the fair value of the total acquired loan portfolio by segregating the total portfolio into loan pools with similar characteristics, which included:

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

Acquired loans are evaluated at acquisition and classified as purchase impaired or purchased non-impaired. Purchased impaired loans reflect credit deterioration since origination to the extent that it is probable at the time of acquisition that the Company will be unable to collect all contractually required payments. For purchased impaired loans, expected cash flows at the acquisition date in excess of the fair value of loans are recorded as interest income over the life of the loans using a level yield method if the timing and amount of future cash flows is reasonably estimable.

Subsequent to acquisition, the Company performs cash flow re-estimations at least quarterly for each purchased impaired loan and/or loan pool. Increases in estimated cash flows above those expected at acquisition are recognized on a prospective basis as interest income over the remaining life of the pool. Decreases in expected cash flows subsequent to acquisition result in recognition of a provision for credit loss.

Acquired loans are placed on nonaccrual status when the Company cannot reasonably estimate cash flows on a loan or loan pool.

Pursuant to an AICPA letter dated December 18, 2009, the AICPA summarized the SEC staff’s view regarding the accounting in subsequent periods for discount accretion associated with loan receivables acquired in a business combination or asset purchase. Regarding the accounting for such loan receivables that, in the absence of further standard setting, the AICPA understands the SEC staff would not object to an accounting policy based on contractual cash flows (ASC Topic 310-20 approach) or an accounting policy based on expected cash flows (ASC 310-30 approach). The Company believes analogizing to ASC Topic 310-30 is the more appropriate option to follow in accounting for the fair value discount. However, in cases where a loan is acquired at a premium or slight discount, the Company believes that the contractual yield approach outlined in ASC Topic 310-20 is the more appropriate approach to apply.

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

The shared loss agreements continue to be measured on the same basis as the related indemnified loans, and the loss share receivable is impacted by changes in estimated cash flows associated with these loans. Deterioration in the credit quality of the acquired loans and related expected cash flows (immediately recorded as an adjustment to the allowance for credit losses) would immediately increase the loss share receivable, with the offset recorded through the consolidated statement of income. Increases in the credit quality of the acquired loans and related cash flows (reflected as an adjustment to yield and accreted into income over the remaining life of the loans) decrease the basis of the shared loss agreements, with such decrease being amortized into income over 1) the life of the loan or 2) the life of the shared loss agreements, whichever is shorter. Loss assumptions used to measure the basis of the indemnified loans are consistent with the loss assumptions used to measure the indemnification asset. Fair value accounting incorporates into the fair value of the indemnification asset an element of the time value of money, which is accreted back into income over the life of the shared loss agreements.

Upon the collection from the FDIC of an incurred loss the indemnification asset will be reduced by the amount owed by the FDIC. A corresponding claim receivable is established when a loss is incurred and recorded in other assets until cash is received from the FDIC.

For further discussion of the Company’s acquisitions and loan accounting, see Note 4 and Note 6 to the consolidated financial statements.

ALLOWANCE FOR CREDIT LOSSES

The allowance for credit losses represents management’s best estimate of probable credit losses inherent in the loan portfolios and off-balance sheet lending commitments at the balance-sheet date. The allowance for credit losses is maintained at a level the Company considers appropriate and is based on quarterly assessments and evaluations of the collectability and historical loss experience, including both industry and Company specific considerations. While management uses the best information available to establish the allowance for credit losses, future adjustments may be necessary if economic conditions differ substantially from the assumptions used in determining the allowance or, if required by regulators, based upon information available to them at the time of their examinations, or if mandated by revisions to, new interpretations of, or issuance of new accounting standards. See Note 7 for an analysis of the Company’s allowance for credit losses by portfolio and portfolio segment, and credit quality information by class. The entire amount of the allowance for credit losses is available to absorb losses on any category or lending-related commitment for non-acquired loans. The allowance related to acquired loans represents management’s best estimate of cumulative impairment as described further in “Purchase Impaired Loans (Acquired Loans)”.

The Company’s strategy for credit risk management includes a combination of conservative exposure limits, which are significantly below legal lending limits and conservative underwriting, documentation and collection standards. The strategy emphasizes geographic, industry, and customer diversification within the Company’s operating footprint, regular credit examinations, and regular management reviews of large credit exposures and loans experiencing credit quality deterioration.

The Company has not substantively changed any material aspect in its overall approach of determining the current year allowance for credit losses. There have been no material changes in criteria or estimation techniques as compared to prior periods that impacted the determination of the current allowance for credit losses.

Allowance for credit losses discussion below includes discussion specific to loans accounted for under the contractual yield method, referred to as “contractual loans”, and loans accounted for as acquired credit impaired loans.

Contractual Loans (Excluding Acquired Loans)

Contractual loans represent loans accounted for under the contractual yield method. The Company’s contractual loans include loans originated by the Company and acquired loans that are not accounted for as acquired credit impaired loans, typically referred to as legacy loans. Credit losses on contractual loans are charged and recoveries are credited to the allowance for credit losses. Provisions for loan losses are based on the Company’s review of historical industry and Company specific loss experience, and factors that management determines should be considered in estimating probable credit losses.

Loans identified as impaired are subject to individual quarterly review for potential loss. The Company considers the current value of collateral, credit quality of any guarantees, the guarantor’s liquidity and willingness to cooperate, and other factors when evaluating whether an individual loan is impaired. Other factors may include the industry and geographic location of the borrower, size and financial condition of the borrower, cash flow and leverage of the borrower, and evaluation of the borrower’s management. When individual loans are impaired, allowances are estimated based on management’s assessment of the borrower’s ability to repay the loan given the availability of collateral and other sources of cash flow, including evaluation of available legal options. Allowances for individually impaired loans are estimated based on the present value of expected future cash flows discounted at the loan’s effective interest rate, fair value of the underlying collateral or readily observable secondary market values. Collectability of principal and interest is evaluated in assessing the need for a loss accrual.

The Company also estimates reserves for collective impairment that reflect an estimated measurement of losses related to loans not subject to individual review as of the balance sheet date. Such loans are grouped in homogenous pools or segments, which are consistent with the segments and classes described above. Embedded loss rates are derived from migration analyses, which track net charge-off experience sustained on loans according to their risk grade, and may be adjusted for Company-specific and/or industry factors. Loss rates are reviewed quarterly and adjusted as management deems necessary based on changing borrower and/or collateral conditions and actual collections and charge-off experience.

Based on observations made through a qualitative review, management may apply qualitative adjustments to the quantitatively determined loss estimates at a pool and/or portfolio segment level as deemed appropriate. Primary qualitative and environmental factors that may not be directly reflected in quantitative estimates include:

•	asset quality trends,

•	changes in lending and risk management practices and procedures

•	trends in the nature and volume of the loan portfolio, including the existence and effect of any portfolio concentrations

•	changes in experience and depth of lending staff

•	legal, regulatory and competitive environment

•	national and regional economic trends

•	data availability and applicability

Changes in these factors are considered in determining the directional consistency of changes in the allowance for credit losses. The impact of these factors on the Company’s qualitative assessment of the allowance for credit losses can change from period to period based on management’s assessment of the extent to which these factors are already reflected in historic loss rates. The uncertainty inherent in the estimation process is also considered in evaluating the allowance for credit losses.

Purchased Impaired Loans (Acquired Loans)

Purchased impaired loans represent loans acquired by the Company, which are accounted in accordance with ASC 310-30. Credit losses incurred subsequent to acquisition are charged to the allowance for credit losses. Recoveries are credited to the allowance for credit losses to the extent the losses were incurred subsequent to acquisition. Recoveries related to credit losses incurred prior to acquisition are reflected as prospective adjustments to yield, which are accreted to income over the remaining life of the associated pool of loans. Provisions for credit losses are based on the Company’s determination of the timing and amount of expected cash flows. Provisions for credit losses associated with loans covered by loss share agreements with the FDIC are partially offset by increases in the FDIC loss share receivable.

The allowance for credit losses related to loans accounted for as purchased impaired loans is based on management’s re-estimation of expected cash flows for each loan pool. An allowance for credit losses is established to the extent that the expected cash flows of a loan pool have decreased since acquisition.

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

DERIVATIVE FINANCIAL INSTRUMENTS

ASC Topic 815 requires that all derivatives be recognized as assets or liabilities in the balance sheet at fair value. The Company may enter into derivative contracts to manage exposure to interest rate risk or to meet the financing and/or investing needs of its customers.

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

The primary types of derivatives used by the Company include interest rate swap agreements, forward sales contracts, interest rate lock commitments, and written and purchased options.

Hedging Activities

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

Other Derivative Instruments

Interest rate swap agreements

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

Rate lock commitments

The Company enters into commitments to originate loans intended for sale whereby the interest rate on the prospective loan is determined prior to funding (“rate lock commitments”). A rate lock is given to a borrower, subject to conditional performance obligations, for a specified period of time that typically does not exceed 60 days. Simultaneously with the issuance of the rate lock to the borrower, a rate lock is received from an investor for a best efforts or mandatory delivery of the loan. Under the terms of the best efforts delivery lock, the investor commits to purchase the loan at a specified price, provided the loan is funded and delivered prior to a specified date and provided that the credit and loan characteristics meet pre-established criteria for such loans. Rate lock commitments on mortgage loans that are intended to be sold are considered to be derivatives. Accordingly, such commitments are recorded at fair value as derivative assets or liabilities, with changes in fair value recorded in mortgage income.

Equity-indexed certificates of deposit

IBERIABANK offers its customers a certificate of deposit that provides the purchaser a guaranteed return of principal at maturity plus potential return, which allows IBERIABANK to identify a known cost of funds. The rate of return is based on the performance of a basket of publically traded stocks that represent a variety of industry segments. Because it is based on an equity index, the rate of return represents an embedded derivative that is not clearly and closely related to the host instrument and is to be accounted for separately. Accordingly, the certificate of deposit is separated into two components: a zero coupon certificate of deposit (the host instrument) and a written option purchased by the depositor (an embedded derivative). The discount on the zero coupon deposit is amortized over the life of the deposit, and the written option is carried at fair value on the Company’s consolidated balance sheet, with changes in fair value recorded through earnings. IBERIABANK offsets the risks of the written option by purchasing an option with terms that mirror the written option and that is also carried at fair value on the Company’s consolidated balance sheet.

PREMISES AND EQUIPMENT

Land is carried at cost. Buildings, furniture, fixtures, and equipment are carried at cost, less accumulated depreciation computed on a straight line basis over the estimated useful lives of 10 to 40 years for buildings and 3 to 15 years for furniture, fixtures and equipment. Capitalized leasehold improvements are amortized over the length of the initial lease agreement or their useful life, whichever is shorter.

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

For further discussion of the Company’s other real estate owned, see Note 11 to the consolidated financial statements.

GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

Goodwill is accounted for in accordance with ASC Topic 350, and accordingly is not amortized but is evaluated at least annually for impairment. As part of its testing, the Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the Company determines the fair value of a reporting unit is less than its carrying amount using these qualitative factors, the Company compares the fair value of goodwill with its carrying amount, and then measures impairment loss by comparing the implied fair value of goodwill with the carrying amount of that goodwill.

Title Plant

The Company records its title plant assets in accordance with ASC Topic 950. Under ASC Topic 950, costs incurred to construct a title plant, including the costs incurred to obtain, organize, and summarize historical information, are capitalized until the title plant can be used to perform title searches. Purchased title plant, including a purchased undivided interest in title plant, is recorded at cost at the date of acquisition. For title plant acquired separately or as part of a company acquisition, cost is measured as the fair value of the consideration given. Capitalized costs of title plant are not depreciated or charged to income unless circumstances indicate that the carrying amount of the title plant has been impaired. Impairment identifiers include a change in legal requirements or statutory practices, identification of obsolescence, and abandonment of the title plant, among other identifiers.

Intangible assets subject to amortization

The Company’s acquired intangible assets that are subject to amortization include core deposit intangibles, amortized on a straight line or accelerated basis over a 10 year average life and a customer relationship intangible asset, amortized on an accelerated basis over a 9.5 year life.

TRANSFERS OF FINANCIAL ASSETS

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when 1) the assets have been isolated from the Company, 2) the transferee obtains the right, free of conditions that constrain it from taking advantage of that right, to pledge or exchange the transferred assets, and 3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity. Should the transfer not meet these three criteria, the transaction is treated as a secured financing.

INCOME TAXES

The Company and all subsidiaries file a consolidated federal income tax return on a calendar year basis. The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions through IBERIABANK, LTC and their subsidiaries. In lieu of Louisiana state income tax, IBERIABANK is subject to the Louisiana bank shares tax, which is included in noninterest expense or income tax expense in the Company’s consolidated financial statements. With few exceptions, the Company is no longer subject to U.S. federal, state or local income tax examinations for years before 2009.

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

STOCK COMPENSATION PLANS

The Company issues stock options and restricted stock under various plans to directors, officers and other key employees. The Company accounts for its stock compensation plans in accordance with ASC Topics 718 and 505. Under those provisions, the Company has adopted a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized on a straight-line basis over the service period, which is usually the vesting period, taking into account retirement eligibility. As a result, compensation expense relating to stock options and restricted stock is reflected in net income as part of “Salaries and employee benefits” on the consolidated statements of income. The Company’s practice has been to grant options at no less than the fair market value of the stock at the grant date.

See Note 19 for additional information on the Company’s share-based compensation plans.

EARNINGS PER COMMON SHARE

Basic earnings per share represents income available to common shareholders divided by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflect additional common shares that would have been outstanding if dilutive potential common shares, in the form of stock options, had been issued, as well as any adjustment to income that would result from the assumed issuance. Participating common shares issued by the Company relate to unvested outstanding restricted stock awards, the earnings allocated to which are used in determining income available to common shareholders under the two-class method.

See Note 3 for additional information on the Company’s calculation of earnings per share.

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

SEGMENTS

All of the Company’s banking operations are considered by management to be aggregated in one reportable operating segment. Because the overall banking operations comprise substantially all of the consolidated operations and none of the Company’s other subsidiaries, either individually or in the aggregate, meet quantitative materiality thresholds, no separate segment disclosures are presented in these consolidated financial statements. The Company has invested in its financial reporting infrastructure to report financial information associated with performance of lines of business within the banking operating segment. The Company anticipates reporting this information sometime in 2013.

FAIR VALUE MEASUREMENTS

The Company estimates fair value based on the assumptions market participants would use when selling an asset or transferring a liability and characterizes such measurements within the fair value hierarchy based on the inputs used to develop those assumptions and measure fair value. The hierarchy requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•	Level 1 – Quoted prices in active markets for identical assets or liabilities.

•

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

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

Mortgage loans held for sale

As of December 31, 2012, the Company has $267,475,000 of conforming mortgage loans held for sale. Mortgage loans originated and held for sale are carried at the lower of cost or estimated fair value. The Company obtains quotes or bids on these loans directly from purchasing financial institutions. Mortgage loans held for sale that were recorded at estimated fair value are included in the table in Note 22.

Impaired loans

Loans are measured for impairment using the methods permitted by ASC Topic 310. Fair value measurements are used in determining impairment using either the loan’s obtainable market price, if available (Level 1) or the fair value of the collateral if the loan is collateral dependent (Level 2). Measuring the impairment of loans using the present value of expected future cash flows, discounted at the loan’s effective interest rate, is not considered a fair value measurement. Fair value of the collateral is determined by appraisals or independent valuation.

Other real estate owned

Fair values of OREO at December 31, 2012 are determined by sales agreement or appraisal, and costs to sell are based on estimation per the terms and conditions of the sales agreement or amounts commonly used in real estate transactions. Inputs include appraisal values on the properties or recent sales activity for similar assets in the property’s market, and thus OREO measured at fair value would be classified within Level 2 of the hierarchy. The Company included property write-downs of $6,409,000, $7,250,000, and $2,943,000 in earnings for the years ended December 31, 2012, 2011, and 2010, respectively.

Derivative financial instruments

The Company utilizes interest rate swap agreements to convert a portion of its variable-rate debt to a fixed rate (cash flow hedge). The Company also enters into commitments to originate loans whereby the interest rate on the prospective loan is determined prior to funding (“rate lock commitments”). Rate lock commitments on mortgage loans that are intended to be sold are considered to be derivatives. The Company offers its customers a certificate of deposit that provides the purchaser a guaranteed return of principal at maturity plus potential return, which allows the Company to identify a known cost of funds. The rate of return is based on an equity index, and as such represents an embedded derivative. Fair value of interest rate swaps, interest rate lock commitments, and equity-linked written and purchased options are estimated using prices of financial instruments with similar characteristics, and thus are classified within Level 2 of the fair value hierarchy.

NOTE 2 – RECENT ACCOUNTING PRONOUNCEMENTS

ASU No. 2011-04

In 2012, the Company adopted the provisions of ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRSs, which changes the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. The amendments clarify that the Company should disclose quantitative information about the unobservable inputs used in a fair value measurement that is categorized within Level 3 of the fair value hierarchy. Requiring quantitative information does not change the objective of the requirement but increases the comparability of disclosures between disclosures under U.S. GAAP and IFRSs.

The disclosures required by this ASU are incorporated in Notes 22 and 23 in these consolidated financial statements.

ASU No. 2011-05

In 2012, the Company adopted the provisions of Accounting Standards Update (“ASU”) No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income, which increases the prominence of items reported in other comprehensive income and eliminates the option to report other comprehensive income as part of the statement of shareholders’ equity. The ASU requires that all nonowner changes in shareholders’ equity be presented in either a single continuous statement of comprehensive income or in two separate but consecutive statements. The adoption of this ASU did not change the items that are reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The adoption also did not change the option to present components of other comprehensive income either net of related tax effects or before related tax effects. The tax effect for each component must be disclosed in the notes to the consolidated financial statements or presented in the statement in which other comprehensive income is presented. The amendments also do not affect how earnings per share is calculated or presented.

The Company has chosen to present the nonowner changes in shareholders’ equity in a single continuous statement of comprehensive income in its consolidated financial statements. The adoption of the ASU in the current year affects the format and presentation of its consolidated financial statements but does not represent a departure from currently adopted accounting principles and thus the adoption did not have an effect on the Company’s operating results, financial position, or liquidity. The financial statements for the comparative prior period have been revised to conform to current period presentation.

ASU No. 2012-02

In 2012, the Company adopted the provisions of ASU No. 2012-02, Intangibles – Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment, which provides the Company with the option to make a qualitative assessment about the likelihood that an indefinite-lived intangible asset is impaired to determine whether it should perform a quantitative impairment test. The ASU also enhances the consistency of impairment testing guidance among long-lived asset categories by permitting the Company to assess qualitative factors to determine whether it is necessary to calculate the asset’s fair value when testing an indefinite-lived intangible asset for impairment, which is equivalent to the impairment testing requirements for other long-lived assets. In accordance with the amendments in this Update, an entity will have an option not to calculate annually the fair value of an indefinite-lived intangible asset if the entity determines that it is not more likely than not that the asset is impaired. Permitting the Company to assess qualitative factors when testing indefinite-lived intangible assets for impairment results in guidance that is similar to the goodwill impairment testing guidance in ASU No. 2011-08. The adoption of the ASU in the current year does not represent a departure from currently adopted accounting principles and thus the adoption did not have an effect on the Company’s operating results, financial position, or liquidity.

ASU No. 2012-06

In 2012, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2012-06, Business Combinations (Topic 805): Subsequent Accounting for an Indemnification Asset Recognized at the Acquisition Date as a Result of a Government-Assisted Acquisition of a Financial Institution, which clarifies the applicable guidance for subsequently measuring an indemnification asset recognized in a government-assisted acquisition of a financial institution that includes a loss-sharing agreement. The ASU addresses the diversity in practice in the interpretation of the terms “on the same basis” and “contractual limitations” used in accounting guidance. Accounting principles require that an indemnification asset recognized at the acquisition date as a result of a government-assisted acquisition of a financial institution involving an indemnification agreement shall be subsequently measured on the same basis as the indemnified item. The provisions of ASU No. 2012-06 clarify that, upon subsequent remeasurement of an indemnification asset, the effect of the change in expected cash flows of the indemnification agreement shall be amortized. Any amortization of changes in value is limited to the lesser of the contractual term of the indemnification agreement and the remaining life of the indemnified assets. The ASU does not affect the guidance relating to the recognition or initial measurement of an indemnification asset.

The provisions in this ASU are effective beginning with the Company’s first quarter of 2013, with early adoption permitted. Because the estimated lives of indemnification assets are an accounting estimate, the impact of the adoption of ASU No. 2012-06 will be prospective, meaning that changes in the estimated life will impact the future earnings of the Company. The rate of amortization of the indemnification assets by the Company has been estimated over the life of the underlying covered loans using a static spread to the rate earned on the covered loans. The adoption of ASU No. 2012-06 will change how the Company amortizes its indemnification assets. The Company currently expects to have higher future amortization in the near term and does not expect a material impact on its financial position and liquidity resulting from the adoption of this ASU.

ASU No. 2013-02

In February 2013, the FASB issued ASU No. 2013-06, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, which requires the Company to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income on the Company’s consolidated statement of comprehensive income if the amount being reclassified is required under US GAAP to be reclassified in its entirety to net income. The ASU does not change the current requirements for reporting net income or other comprehensive income in the consolidated financial statements of the Company, but does require the Company to provide information about the amounts reclassified out of accumulated other comprehensive income by component.

The provisions in the ASU are effective prospectively beginning with the Company’s first quarter of 2013, with early adoption permitted. The adoption of the ASU affects the format and presentation of its consolidated financial statements and the footnotes to the consolidated financial statements, but does not represent a departure from currently adopted accounting principles and thus the adoption will not have an effect on the Company’s operating results, financial position, or liquidity.

NOTE 3 – EARNINGS PER SHARE

Share-based payment awards that entitle holders to receive non-forfeitable dividends before vesting are considered participating securities and thus included in the calculation of basic earnings per share. These awards are included in the calculation of basic earnings per share under the two-class method. The two-class method allocates earnings for the period between common shareholders and other security holders. The participating awards receiving dividends will be allocated the same amount of income as if they were outstanding shares.

The following table presents the calculation of basic and diluted earnings per share for the years ended December 31, 2012, 2011, and 2010.

	For the Years Ended December 31,
(Dollars in thousands, except per share data)	2012	2011	2010

Income available to common shareholders	$76,395	$53,538	$48,826
Distributed and undistributed earnings to unvested restricted stock	(1,443)	(988)	(981)

Distributed and undistributed earnings to common shareholders - Basic	74,952	52,550	47,845
Undistributed earnings reallocated to unvested restricted stock	6	21	10

Distributed and undistributed earnings to common shareholders - Diluted	$74,958	$52,571	$47,855

Weighted average shares outstanding - Basic (1)	29,454,084	28,500,420	25,681,266
Weighted average shares outstanding - Diluted	28,957,696	28,141,300	25,394,120

Earnings per common share - Basic	$2.59	$1.88	$1.90

Earnings per common share - Diluted	$2.59	$1.87	$1.88
Earnings per unvested restricted stock share - Basic	$2.61	$2.04	$1.97
Earnings per unvested restricted stock share - Diluted	$2.60	$2.00	$1.95

(1)	Weighted average basic shares outstanding include 552,609, 484,361, and 498,692 shares of unvested restricted stock for the years ended December 31, 2012, 2011, and 2010, respectively.

Additional information on the Company’s basic earnings per common share is shown in the following table.

	For the Years Ended December 31,
(Dollars in thousands, except per share data)	2012	2011	2010

Distributed earnings to common shareholders	$39,349	$38,681	$35,772
Undistributed earnings to common shareholders	35,603	13,869	12,073

Total earnings to common shareholders	$74,952	$52,550	$47,845

Distributed earnings to unvested restricted stock	$758	$727	$733
Undistributed earnings to unvested restricted stock	685	261	248

Total earnings allocated to restricted stock	$1,443	$988	$981

Distributed earnings per common share	$1.36	$1.38	$1.42
Undistributed earnings per common share	1.23	.50	.48

Total earnings per common share - Basic	$2.59	$1.88	$1.90

Distributed earnings per unvested restricted stock share	$1.37	$1.50	$1.47
Undistributed earnings per unvested restricted stock share	1.24	0.54	0.50

Total earnings per unvested restricted stock share - Basic	$2.61	$2.04	$1.97

For the years ended December 31, 2012, 2011, and 2010, the calculations for basic shares outstanding exclude: (1) the weighted average shares owned by the Recognition and Retention Plan (“RRP”) of 612,097, 571,262 and 560,767, respectively, and (2) the weighted average shares in treasury stock of 1,964,825, 1,300,222, and 1,256,418, respectively.

The effect from the assumed exercise of 752,188, 542,716, and 477,665 stock options was not included in the computation of diluted earnings per share for years ended December 31, 2012, 2011, and 2010, respectively, because such amounts would have had an antidilutive effect on earnings per share.

NOTE 4 – ACQUISITION AND DISPOSITION ACTIVITY

Acquisition of Florida Gulf Bancorp, Inc.

On July 31, 2012, the Company acquired Florida Gulf Bancorp, Inc. (“Florida Gulf”), the holding company of Florida Gulf Bank, headquartered in Fort Myers, Florida with 8 branches in the Fort Myers-Cape Coral, FL market. The Company acquired Florida Gulf in order to further expand its banking operations in the Fort Myers Metropolitan area. Under terms of the agreement, for each share of Florida Gulf stock outstanding, Florida Gulf shareholders received shares of the Company’s common stock equal to $23.00 and a cash payment for any fractional share. In addition, the agreement provides for potential additional cash consideration based on the resolution of certain identified loans over a three-year period after the acquisition. The Company acquired all of the outstanding common stock of the former Florida Gulf shareholders for total consideration of $45,339,000, which included the fair value of options granted and non-equity consideration paid, which resulted in goodwill of $32,420,000, as shown in the following table:

(Dollars in thousands)	Number of Shares	Amount
Equity Consideration
Common Stock issued	754,334	$37,210
Options issued	32,863	651

Total Equity Consideration		37,861

Non-Equity Consideration
Change in Control Payments		1,342
Cash		4,625
Contingent Consideration		1,511

Total Non-Equity Consideration		7,478

Total Consideration Paid		45,339
Fair Value of Net Assets Assumed including Identifiable Intangible Assets		(12,919)

Goodwill		$32,420

The acquisition was accounted for under the purchase method of accounting in accordance with ASC Topic 805. Both the purchased assets and liabilities assumed were recorded at their respective acquisition date fair values. Identifiable intangible assets, including core deposit intangible assets, if any, were recorded at fair value. Because the consideration paid was greater than the net fair value of the acquired assets and liabilities, the Company recorded goodwill as part of the acquisition. The goodwill recognized was the result of the combined Companies’ expanded presence in the Fort Myers, Florida Metropolitan Statistical Area (“MSA”) through the addition of eight branches and an experienced in-market team that enhances the Company’s ability to compete in that market. Additionally, goodwill was also created by the expected cost savings that will be recognized in future periods through the elimination of redundant operations. Goodwill created in the acquisition in not deductible for income tax purposes.

In accordance with ASC Topic 805, estimated fair values are subject to change up to one year after the acquisition date. This allows for adjustments to the initial purchase entries if additional information relative to closing date fair values becomes available. Material adjustments to acquisition date estimated fair values would be recorded in the period in which the acquisition occurred, and as a result, previously reported results are subject to change. Information regarding the Company’s loan discount and related deferred tax asset, as well as income taxes payable and the related deferred tax balances, recorded in the acquisition may be adjusted as the Company refines its estimates of the current and deferred tax balances acquired, as well as the fair values of loans acquired and the deferred tax assets created from the acquisition. Determining the fair value of assets and liabilities, particularly illiquid assets and liabilities, is a complicated process involving significant judgment regarding estimates and assumptions used to calculate estimated fair value. The Company may incur losses on the acquired loans that are materially different from losses the Company originally projected. Fair value adjustments based on updated estimates could materially affect the goodwill recorded on the acquisition.

The acquired assets and liabilities, as well as the adjustments to record the assets and liabilities at their estimated fair values, are presented in the following table.

(Dollars in thousands)	As Acquired	Preliminary Fair Value Adjustments		As recorded by IBERIABANK
Assets
Cash and cash equivalents	$37,050	$—		$37,050
Investment securities	57,162	(321	)(1)	56,841
Loans	244,485	(28,734	)(2)	215,751
Other real estate owned	770	(216	)(3)	554
Deferred tax asset	1,446	11,454	(4)	12,900
Other assets	19,871	(3,301	)(5)	16,570

Total Assets	$360,784	$(21,118)		$339,666

Liabilities
Interest-bearing deposits	228,050	405	(6)	228,455
Noninterest-bearing deposits	57,578	—		57,578
Borrowings	39,188	1,039	(7)	40,227
Other liabilities	487	—		487

Total Liabilities	$325,303	$1,444		$326,747

Explanation of Certain Fair Value Adjustments

(1)	The adjustment represents the write down of the book value of Florida Gulf’s investments to their estimated fair value based on fair values on the date of acquisition.
(2)	The adjustment represents the write down of the book value of Florida Gulf’s loans to their estimated fair value based on current interest rates and expected cash flows which includes estimates of expected credit losses inherent in the portfolio.
(3)	The adjustment represents the write down of the book value of Florida Gulf’s OREO properties to their estimated fair value at the acquisition date based on their appraised value, as adjusted for costs to sell.
(4)	The adjustment represents the deferred tax asset recognized on the fair value adjustments of Florida Gulf’s acquired assets and assumed liabilities.
(5)	The adjustment represents the write down of the book value of Florida Gulf’s property, equipment, and other assets to their estimated fair value at the acquisition date based on their appraised value.
(6)	The adjustment is necessary because the weighted average interest rate of Florida Gulf’s CDs exceeded the cost of similar funding at the time of acquisition. The fair value adjustment will be amortized to reduce interest expense over the life of the portfolio, which is estimated at 60 months.
(7)	The adjustment is necessary because the interest rate of Florida Gulf’s fixed rate borrowings exceeded current interest rates on similar borrowings.

The Company’s consolidated financial statements as of and for the year ended December 31, 2012 include the operating results of the acquired assets and assumed liabilities for the 153 days subsequent to the July 31, 2012 acquisition date. Due to the system conversion of the acquired entity in August 2012 and subsequent integration of the operating activities of the acquired branches into existing Company markets, historical reporting for the former Florida Gulf branches is impracticable and thus disclosure of the revenue from the assets acquired and income before income taxes is impracticable for the 153-day period.

Supplemental pro forma information

The following pro forma information for the years ended December 31, 2012 and 2011 reflects the Company’s estimated consolidated results of operations as if the acquisition of Florida Gulf occurred at January 1, 2011, unadjusted for potential cost savings.

(Dollars in thousands, except per share data)	2012	2011

Interest and noninterest income	$630,776	$568,689
Net income	77,372	54,800
Earnings per share - basic	2.59	1.87
Earnings per share - diluted	2.58	1.86

Acquisitions of OMNI BANCSHARES, Inc., Cameron Bancshares, Inc., and certain assets of Florida Trust Company

On May 31, 2011, the Company acquired OMNI BANCSHARES, Inc. (“OMNI”), the holding company of OMNI BANK, headquartered in Metairie, Louisiana with 14 offices in the New Orleans and Baton Rouge, LA markets. The Company acquired all of the outstanding common stock of the former OMNI shareholders for total consideration of $46,407,000, which resulted in goodwill of $63,756,000.

Also on May 31, 2011, the Company acquired Cameron Bancshares, Inc. (“Cameron”), the holding company of Cameron State Bank, headquartered in Lake Charles, Louisiana, with 22 offices and 48 ATMs in the Lake Charles region, in order to expand its banking operations into the Lake Charles, Louisiana area. The Company acquired all of the outstanding common stock of the former Cameron shareholders for total consideration of $143,241,000, which resulted in goodwill of $71,417,000.

On June 14, 2011, the Company purchased certain assets of the Florida Trust Company, a wholly-owned subsidiary of the Bank of Florida Corporation. Florida Trust Company operated offices in Naples and Ft. Lauderdale, Florida. Upon acquisition, the Florida Trust Company became part of the trust and asset management division of IBERIABANK. Under terms of the agreement, IBERIABANK paid the Bank of Florida Corporation $700,000 and a contingent payment of $670,000 for the acquisition of substantially all of the assets of Florida Trust Company. The acquisition resulted in additional intangible assets of $1,400,000 included in the Company’s consolidated balance sheet as of December 31, 2011, of which $52,000 was goodwill.

The acquisitions were accounted for under the purchase method of accounting in accordance with ASC Topic 805. Both the purchased assets and liabilities assumed were recorded at their respective acquisition date fair values. Identifiable intangible assets, including core deposit intangible assets, were recorded at fair value. Because the consideration paid was greater than the net fair value of the acquired assets and liabilities, the Company recorded goodwill as part of the acquisitions.

The acquired assets and liabilities are presented in the following table at fair value at each entity’s respective acquisition date. The table also includes intangible assets other than goodwill created in the acquisition, namely, core deposit intangible assets and a customer relationship intangible asset.

(Dollars in thousands)	OMNI	Cameron	Florida Trust Company	Total

Assets
Cash and cash equivalents	$54,683	$29,191	$—	$83,874
Investment securities	91,019	223,685	—	314,704
Loans	441,447	382,074	—	823,521
Other real estate owned	16,253	395	—	16,648
Core deposit intangible	829	5,178	—	6,007
Deferred tax asset	33,625	11,116	—	44,741
Other assets	43,641	38,582	1,348	83,571

Total Assets	$681,497	$690,221	$1,348	$1,373,066

Liabilities
Interest-bearing deposits	506,427	402,908	—	909,335
Noninterest-bearing deposits	129,181	164,363	—	293,544
Borrowings	58,364	49,002	—	107,366
Other liabilities	4,874	2,124	—	6,998

Total Liabilities	$698,846	$618,397	$—	$1,317,243

Branch Dispositions

During the second quarter of 2012, the Company announced plans to close ten branches during 2012 as part of its ongoing business strategy, which includes a periodic review of its branch network to maximize shareholder return. The Company closed two branches during the third quarter of 2012, beginning in August 2012, and closed eight branches during the fourth quarter of 2012. In addition, the Company announced during the fourth quarter of 2012 that four additional branches would be closed during the first quarter of 2013. As part of these branch closures, the Company incurred various disposal costs during the third and fourth quarters of 2012 and expects to incur additional costs in the first quarter of 2013, including personnel termination costs, contract termination costs, and fixed asset disposals. The following table shows the costs the Company incurred that are included in its statement of comprehensive income for the year ended December 31, 2012.

(Dollars in thousands, except per share data)	2012

Employee termination	$477
Lease and contract termination	20
Property and equipment impairment	2,743
Accelerated depreciation	576

Total	$3,816

The Company has included former bank properties with a book value of $4,214,000 in OREO as of December 31, 2012. The Company estimates future exit costs, which would include additional employee termination costs, fixed asset disposals, and lease termination costs, will not be material.

NOTE 5 – INVESTMENT SECURITIES

The amortized cost and fair values of investment securities, with gross unrealized gains and losses, consist of the following:

(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2012

Securities available for sale:
U.S. Government-sponsored enterprise obligations	$281,746	$4,364	$(386)	$285,724
Obligations of state and political subdivisions	120,680	6,573	(178)	127,075
Mortgage backed securities	1,303,030	29,108	(1,482)	1,330,656
Other securities	1,460	89	—	1,549

Total securities available for sale	$1,706,916	$40,134	$(2,046)	$1,745,004

Securities held to maturity:
U.S. Government-sponsored enterprise obligations	$69,949	$1,244	$—	$71,193
Obligations of state and political subdivisions	88,909	4,730	(113)	93,526
Mortgage backed securities	46,204	728	(153)	46,779

Total securities held to maturity	$205,062	$6,702	$(266)	$211,498

December 31, 2011

Securities available for sale:
U.S. Government-sponsored enterprise obligations	$336,859	$5,633	$(4)	$342,488
Obligations of state and political subdivisions	137,503	6,500	(198)	143,805
Mortgage backed securities	1,289,775	28,317	(718)	1,317,374
Other securities	1,460	78	—	1,538

Total securities available for sale	$1,765,597	$40,528	$(920)	$1,805,205

Securities held to maturity:
U.S. Government-sponsored enterprise obligations	$85,172	$1,921	$—	$87,093
Obligations of state and political subdivisions	81,053	3,682	(57)	84,678
Mortgage backed securities	26,539	800	—	27,339

Total securities held to maturity	$192,764	$6,403	$(57)	$199,110

At December 31, 2012, the Company’s exposure to three investment security issuers individually exceeded 10% of shareholders’ equity:

(Dollars in thousands)	Amortized Cost	Market Value

Federal National Mortgage Association (Fannie Mae)	$911,752	$930,452
Government National Mortgage Association (Ginnie Mae)	205,389	209,692
Federal Home Loan Mortgage Corporation (Freddie Mac)	503,417	511,348

Total	$1,620,558	$1,651,492

Securities with carrying values of $1,712,860,000 and $1,698,943,000 were pledged to secure public deposits and other borrowings at December 31, 2012 and December 31, 2011, respectively.

Management evaluates securities for other-than-temporary impairment at least quarterly, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to 1) the length of time and the extent to which the estimated fair value has been less than amortized cost, 2) the financial condition and near-term prospects of the issuer, and 3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in estimated fair value above amortized cost. In analyzing an issuer’s financial condition, management considers whether the securities are issued by the federal government or its agencies and whether downgrades by bond rating agencies have occurred, as well as review of issuer financial statements and industry analysts’ reports.

Information pertaining to securities with gross unrealized losses at December 31, 2012 and 2011 aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows:

	Less Than Twelve Months		Over Twelve Months		Total
(Dollars in thousands)	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value
December 31, 2012
Securities available for sale:
U.S. Government-sponsored enterprise obligations	$(386)	$59,741	$—	$—	$(386)	$59,741
Obligations of state and political subdivisions	—	—	(178)	1,094	(178)	1,094
Mortgage backed securities	(1,473)	180,027	(9)	3,919	(1,482)	183,946

Total securities available for sale	$(1,859)	$239,768	$(187)	$5,013	$(2,046)	$244,781

Securities held to maturity:
U.S. Government-sponsored enterprise obligations	$—	$—	$—	$—	$—	$—
Obligations of state and political subdivisions	(113)	8,242	—	—	(113)	8,242
Mortgage backed securities	(153)	16,262	—	—	(153)	16,262

Total securities held to maturity	$(266)	$24,504	$—	$—	$(266)	$24,504

December 31, 2011
Securities available for sale:
U.S. Government-sponsored enterprise obligations	$(4)	$9,996	$—	$—	$(4)	$9,996
Obligations of state and political subdivisions	(11)	1,104	(187)	1,085	(198)	2,189
Mortgage backed securities	(545)	147,803	(173)	21,679	(718)	169,482

Total securities available for sale	$(560)	$158,903	$(360)	$22,764	$(920)	$181,667

Securities held to maturity:
U.S. Government-sponsored enterprise obligations	$—	$—	$—	$—	$—	$—
Obligations of state and political subdivisions	(26)	2,354	(31)	1,297	(57)	3,651
Mortgage backed securities	—	—	—	—	—	—

Total securities held to maturity	$(26)	$2,354	$(31)	$1,297	$(57)	$3,651

The Company assessed the nature of the losses in its portfolio as of December 31, 2012 and 2011 to determine if there are losses that are deemed other-than-temporary. In its analysis of these securities, management considered numerous factors to determine whether there were instances where the amortized cost basis of the debt securities would not be fully recoverable, including, but not limited to:

•	the length of time and extent to which the estimated fair value of the securities was less than their amortized cost,

•	whether adverse conditions were present in the operations, geographic area, or industry of the issuer,

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

At December 31, 2012, 49 debt securities had unrealized losses of 0.85% of the securities’ amortized cost basis and 0.12% of the Company’s total amortized cost basis. The unrealized losses for each of the 49 securities relate to market interest rate changes. Three of the 49 securities have been in a continuous loss position for over twelve months at December 31, 2012. These three securities had an aggregate amortized cost basis and unrealized loss of $5,200,000 and $187,000, respectively. Two of the three securities were issued by either the Federal National Mortgage Association (Fannie Mae), Federal Home Loan Mortgage Corporation (Freddie Mac), or the Government National Mortgage Association (Ginnie Mae). The Fannie Mae, Freddie Mac, and Ginnie Mae securities are rated AA+ by S&P and Aaa by Moodys. One of the securities in a continuous unrealized loss position for over twelve months was issued by a political subdivision and discussed in further detail below.

At December 31, 2011, 50 debt securities had unrealized losses of 0.5% of the securities’ amortized cost basis and 0.1% of the Company’s total amortized cost basis. The unrealized losses for each of the 50 securities relate to market interest rate changes. 12 of the 50 securities had been in a continuous loss position for over twelve months at December 31, 2011. These 12 securities had an aggregate amortized cost basis and unrealized loss of $24,453,000 and $391,000 respectively. The 12 securities were issued by either Federal National Mortgage Association (Fannie Mae), Federal Home Loan Mortgage Corporation (Freddie Mac) or by state and political subdivisions. The Fannie Mae and Freddie Mac securities were rated AA+ by S&P and Aaa by Moodys.

During 2011, management assessed the operating environment of a bond issuer as adverse and thus concluded that the Company had one unrated revenue municipal bond that warranted an other-than-temporary impairment charge during the year ended December 31, 2011. The specific impairment was related to the loss of the contracted revenue source required for bond repayment. The Company determined the impairment charge using observable market data for similar assets, including third party valuation of the security, as well as information from unobservable inputs, including its best estimate of the recoverability of the amortized cost of the security as outlined above. Changes to the unobservable inputs used by the Company would have resulted in a higher or lower impairment charge, but the unobservable inputs were not highly sensitive and would not result in a material difference in the impairment charge recorded for the year ended December 31, 2011. The impairment recorded in 2011 brought the total impairment to 50% of the par value of the bond and provided a fair value of the bonds that was consistent with current market pricing. Because adverse conditions were noted in the operations of the bond issuer, the Company recorded the other-than-temporary impairment. During the year ended December 31, 2012, the Company continued to analyze the operating environment of the bond as it did in 2011 and noted no further deterioration in the operating environment of the bond issuer.

The following table reflects activity during the years ended December 31, 2012, 2011, and 2010 related to credit losses on the other-than-temporarily impaired investment security where a portion of the unrealized loss was recognized in other comprehensive income.

(Dollars in thousands)	December 31,
	2012	2011	2010

Balance, beginning of period	$(1,273)	$(764)	$(247)
Credit losses on securities not previously considered other-than-temporarily impaired	—	—	(517)
Credit losses on securities for which OTTI was previously recognized	—	(509)	—
Reduction for securities sold/settle during the period	—	—	—

Balance, end of period	$(1,273)	$(1,273)	$(764)

As a result of the Company’s analysis, no other declines in the estimated fair value of the Company’s investment securities were deemed to be other-than-temporary at December 31, 2012 or December 31, 2011 except where noted above.

The amortized cost and estimated fair value by maturity of investment securities at December 31, 2012 are shown in the following table. Securities are classified according to their contractual maturities without consideration of principal amortization, potential prepayments or call options. Accordingly, actual maturities may differ from contractual maturities.

	Securities			Securities
	Available for Sale			Held to Maturity
(Dollars in thousands)	Weighted Average Yield	Amortized Cost	Estimated Fair Value	Weighted Average Yield	Amortized Cost	Estimated Fair Value
Within one year or less	1.52%	$18,409	$18,541	1.61%	$20,797	$20,916
One through five years	1.85	138,725	141,448	2.04	56,358	57,708
After five through ten years	2.14	518,218	532,684	2.50	26,215	27,500
Over ten years	1.78	1,031,564	1,052,331	2.98	101,692	105,374

Totals	1.89%	$1,706,916	$1,745,004	2.52%	$205,062	$211,498

The following is a summary of realized gains and losses from the sale of securities classified as available for sale.

	Years Ended December 31,
(Dollars in thousands)	2012	2011	2010

Realized gains	$3,754	$3,429	$5,172
Realized losses	(15)	(7)	—

Net realized gains	$3,739	$3,422	$5,172

In addition to the gains above, the Company realized certain immaterial gains on the calls of held to maturity securities.

Other Equity Securities

At December 31, 2012 and 2011, the Company included the following securities in “Other assets” on the Company’s consolidated balance sheets:

(Dollars in thousands)	2012	2011

Federal Home Loan Bank (FHLB) stock	$16,860	$32,145
Federal Reserve Bank (FRB) stock	28,155	26,809
First National Bankers Bankshares, Inc. (FNBB) stock	899	899
Other investments	302	302

Total equity securities	$46,216	$60,155

NOTE 6 – LOANS RECEIVABLE

Loans receivable at December 31, 2012 and December 31, 2011 consist of the following:

(Dollars in thousands)	2012	2011
Residential mortgage loans:
Residential 1-4 family	$471,183	$522,357
Construction/ Owner Occupied	6,021	16,143

Total residential mortgage loans	477,204	538,500

Commercial loans:
Real estate	3,631,543	3,363,891
Business	2,537,718	2,005,234

Total commercial loans	6,169,261	5,369,125

Consumer and other loans:
Indirect automobile	327,985	261,896
Home equity	1,251,125	1,019,110
Other	273,005	199,406

Total consumer and other loans	1,852,115	1,480,412

Total loans receivable	$8,498,580	$7,388,037

In 2009, the Company acquired substantially all of the assets and liabilities of CapitalSouth Bank (“CSB”), and certain assets and assumed certain deposit and other liabilities of Orion Bank (“Orion”) and Century Bank (“Century”). In 2010, the Company acquired certain assets and assumed certain deposit and other liabilities of Sterling Bank. The loans and foreclosed real estate that were acquired in these transactions are covered by loss share agreements between the FDIC and IBERIABANK, which afford IBERIABANK significant loss protection. Under the loss share agreements, the FDIC will cover 80% of covered loan and foreclosed real estate losses up to certain thresholds for all four acquisitions, 80% of losses that exceed the thresholds for Sterling Bank, and 95% of losses that exceed those thresholds for CSB, Orion, and Century only.

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

Deferred loan origination fees were $14,040,000 and $9,422,000 and deferred loan expenses were $5,270,000 and $4,828,000 at December 31, 2012 and 2011, respectively. In addition to loans issued in the normal course of business, the Company considers overdrafts on customer deposit accounts to be loans and reclassifies these overdrafts as loans in its consolidated balance sheets. At December 31, 2012 and 2011, overdrafts of $3,231,000 and $1,646,000, respectively, have been reclassified to loans receivable.

Loans with carrying values of $1,504,512,000 and $1,112,214,000 were pledged to secure public deposits and other borrowings at December 31, 2012 and December 31, 2011, respectively.

Non-covered Loans

The following is a summary of the major categories of non-covered loans outstanding as of December 31, 2012 and 2011:

(Dollars in thousands)	2012	2011
Non-covered Loans:
Residential mortgage loans:
Residential 1-4 family	$284,019	$266,970
Construction/ Owner Occupied	6,021	16,143

Total residential mortgage loans	290,040	283,113

Commercial loans:
Real estate	2,990,700	2,591,014
Business	2,450,667	1,896,496

Total commercial loans	5,441,367	4,487,510

Consumer and other loans:
Indirect automobile	327,985	261,896
Home equity	1,076,913	826,463
Other	269,519	194,606

Total consumer and other loans	1,674,417	1,282,965

Total non-covered loans receivable	$7,405,824	$6,053,588

The following tables provide an analysis of the aging of non-covered loans as of December 31, 2012 and 2011. Because of the difference in the accounting for acquired loans, the tables below further segregate the Company’s non-covered loans receivable between loans acquired from Florida Gulf in 2012, as well as those acquired in 2011, and loans originated by the Company. For purposes of the following tables, subprime mortgage loans are defined as the Company’s loans that have FICO scores that are less than 620 at the time of origination or were purchased outside of a business combination.

	Non-covered loans excluding acquired loans
(Dollars in thousands)
	Past Due (1)
December 31, 2012	30-59 days	60-89 days	Greater than 90 days	Total past due	Current	Total non- covered loans, net of unearned income	Recorded investment > 90 days and accruing

Residential
Prime	$662	$1,156	$9,168	$10,986	$185,843	$196,829	$801
Subprime	—	—	—	—	60,454	60,454	—
Commercial
Real Estate - Construction	60	—	5,479	5,539	288,137	293,676	—
Real Estate - Other	3,590	—	23,559	27,149	2,224,495	2,251,644	83
Commercial Business	1,430	13	3,687	5,130	2,362,304	2,367,434	329
Consumer and Other
Indirect Automobile	1,624	326	868	2,818	320,148	322,966	—
Home Equity	2,283	796	5,793	8,872	991,766	1,000,638	158
Credit Card	130	51	424	605	51,117	51,722	—
Other	566	105	310	981	201,161	202,142	—

Total	$10,345	$2,447	$49,288	$62,080	$6,685,425	$6,747,505	$1,371

	Non-covered loans excluding acquired loans
(Dollars in thousands)
	Past Due (1)
December 31, 2011	30-59 days	60-89 days	Greater than 90 days	Total past due	Current	Total loans, net of unearned income	Recorded investment > 90 days and accruing

Residential
Prime	$731	$325	$6,009	$7,065	$271,534	$278,599	$1,099
Subprime	—	—	—	—	—	—	—
Commercial
Real Estate - Construction	266	—	2,582	2,848	273,824	276,672	—
Real Estate - Other	880	54	34,087	35,021	1,778,235	1,813,256	636
Commercial Business	302	277	6,642	7,221	1,793,959	1,801,180	20
Consumer and Other
Indirect Automobile	1,232	159	994	2,385	248,070	250,455	—
Home Equity	3,102	717	4,955	8,774	741,968	750,742	82
Credit Card	467	107	403	977	46,786	47,763	—
Other	349	147	623	1,119	129,640	130,759	4

Total	$7,329	$1,786	$56,295	$65,410	$5,284,016	$5,349,426	$1,841

(1)	Past due loans include loans on nonaccrual status as of the period indicated. Nonaccrual loans are presented separately in the “Nonaccrual Loans” section below.

(Dollars in thousands)	Non-covered acquired loans
	Past Due (1)
December 31, 2012	30-59 days	60-89 days	Greater than 90 days	Total past due	Current	Discount	Total non- covered loans, net of unearned income	Recorded investment > 90 days and accruing (1)

Residential
Prime	$—	$—	$779	$779	$30,663	$1,315	$32,757	$779
Subprime	—	—	—	—	—	—	—	—
Commercial
Real Estate - Construction	369	—	4,067	4,436	29,098	(3,968)	29,566	4,067
Real Estate - Other	5,971	1,572	38,987	46,530	426,339	(57,055)	415,814	38,987
Commercial Business	1,410	524	3,953	5,887	89,490	(12,144)	83,233	3,953
Consumer and Other
Indirect Automobile	171	4	146	321	4,698	—	5,019	146
Home Equity	2,379	382	4,354	7,115	73,658	(4,498)	76,275	4,354
Credit Card	—	—	—	—	—	—	—	—
Other	202	17	495	714	21,746	(6,805)	15,655	495

Total	$10,502	$2,499	$52,781	$65,782	$675,692	$(83,155)	$658,319	$52,781

(Dollars in thousands)	Non-covered acquired loans
	Past Due (1)
December 31, 2011	30-59 days	60-89 days	Greater than 90 days	Total past due	Current	Discount	Total non- covered loans, net of unearned income	Recorded investment > 90 days and accruing (1)

Residential
Prime	$124	$60	$185	$369	$4,145	$—	$4,514	$185
Subprime	—	—	—	—	—	—	—	—
Commercial
Real Estate - Construction	629	—	3,755	4,384	61,705	(6,458)	59,631	3,755
Real Estate - Other	7,213	4,036	29,725	40,974	448,288	(47,808)	441,454	29,725
Commercial Business	183	69	639	891	105,796	(11,371)	95,316	639
Consumer and Other
Indirect Automobile	171	10	258	439	10,813	189	11,441	258
Home Equity	2,509	125	4,104	6,738	73,822	(4,839)	75,721	4,104
Credit Card	—	—	—	—	—	—	—	—
Other	413	545	571	1,529	16,067	(1,511)	16,085	571

Total	$11,242	$4,845	$39,237	$55,324	$720,636	$(71,798)	$704,162	$39,237

(1)

Past due information includes loans acquired from OMNI, Cameron, and Florida Gulf at the gross loan balance, prior to the application of discounts, at December 31, 2012 and OMNI and Cameron at December 31, 2011.

Nonaccrual Loans

The following table provides the recorded investment of non-covered loans on nonaccrual status at December 31, 2012 and 2011. Nonaccrual loans in the table exclude loans acquired.

(Dollars in thousands)	2012	2011

Residential
Prime	$8,367	$4,910
Subprime	—	—
Commercial
Real Estate - Construction	5,479	2,582
Real Estate - Other	23,475	33,451
Business	3,358	6,622
Consumer and Other
Indirect Automobile	868	994
Home Equity	5,635	4,873
Credit Card	424	403
Other	310	619

Total	$47,916	$54,454

The amount of interest income that would have been recorded in 2012, 2011, and 2010 if total nonaccrual loans had been current in accordance with their original terms was approximately $3,193,000, $4,113,000, and $2,198,000, respectively.

Covered Loans

The carrying amount of the acquired covered loans at December 31, 2012 and 2011 consisted of loans determined to be impaired at the time of acquisition, which are accounted for in accordance with ASC Topic 310-30, and loans that were considered to be performing at the acquisition date, accounted for by analogy to ASC Topic 310-30, as detailed in the following tables.

(Dollars in thousands)	December 31, 2012
Covered loans	Acquired Impaired Loans	Acquired Performing Loans	Total Covered Loans

Residential mortgage loans:

Residential 1-4 family	$20,232	$166,932	$187,164

Total residential mortgage loans	20,232	166,932	187,164

Commercial loans:
Real estate	167,742	473,101	640,843
Business	2,757	84,294	87,051

Total commercial loans	170,499	557,395	727,894

Consumer and other loans:
Home equity	22,094	152,117	174,211
Other	820	2,667	3,487

Total consumer and other loans	22,914	154,784	177,698

Total covered loans receivable	$213,645	$879,111	$1,092,756

The Company has corrected its disclosure of historical covered loan balances by portfolio type for December 31, 2011 for the impact of an error in the allocation of loan discounts in its covered loan portfolio. The correction had no effect on the balance of total covered loans, total loans, total assets, or net income for the periods presented. The error was identified in 2012 through the operation of the Company’s internal controls over financial reporting as it related to the Company’s loan accounting. Using accounting guidance provided in ASC Topic 250, the Company assessed these items and determined the error, although immaterial to the consolidated financial statements for the year ended December 31, 2012, and immaterial to the overall financial statement presentation at December 31, 2011, would affect the comparability of the disclosures provided in these consolidated financial statements. As a result, the information included in these footnotes includes the effect this correction has on the previously reported disclosures for the December 31, 2011 period.

The following table presents the effect of this correction for the December 31, 2011 period.

(Dollars in thousands)	December 31, 2011
Covered loans	Acquired Impaired Loans			Acquired Performing Loans			Total Covered Loans
	As Previously Reported	Adjustment	As Adjusted	As Previously Reported	Adjustment	As Adjusted

Residential mortgage loans:

Residential 1-4 family	$31,809	$3,985	$35,794	$184,465	35,128	$219,593	$255,387

Total residential mortgage loans	31,809	3,985	35,794	184,465	35,128	219,593	255,387

Commercial loans:
Real estate	23,127	31,564	54,691	704,841	13,345	718,186	772,877
Business	4,053	116	4,169	144,825	(40,256)	104,569	108,738

Total commercial loans	27,180	31,680	58,860	849,666	(26,911)	822,755	881,615

Consumer and other loans:
Home equity	30,267	(794)	29,473	204,707	(41,533)	163,174	192,647
Other	116	(116)	—	6,239	(1,439)	4,800	4,800

Total consumer and other loans	30,383	(910)	29,473	210,946	(42,972)	167,974	197,447

Total covered loans receivable	$89,372	$34,755	$124,127	$1,245,077	(34,755)	$1,210,322	$1,334,449

FDIC loss share receivable

The following is a summary of the year-to-date activity in the FDIC loss share receivable for the periods indicated.

(Dollars in thousands)	December 31,
	2012	2011

Balance, beginning of period	$591,844	$726,871
Increase due to credit loss provision recorded on FDIC covered loans	84,085	57,121

Amortization	(118,100)	(72,086)
Submission of reimbursable losses to the FDIC	(123,986)	(117,939)
Changes due to a change in cash flow assumptions on OREO	(10,774)	781
Other	—	(2,904)

Balance, end of period	$423,069	$591,844

The Company does not anticipate owing any consideration previously received under indemnification agreements to the FDIC under the “clawback” provisions of these agreements. Of the three agreements with the FDIC that contain clawback provisions, cumulative losses to date under two of these agreements have exceeded the calculated loss amounts which would result in clawback if not incurred. The sum of the historical and remaining projected losses under the remaining agreement is in excess of the clawback amount stated in that agreement.

ASC 310-30 loans

The Company acquired loans (both covered and non-covered) through previous acquisitions which are subject to ASC Topic 310-30.

The carrying amounts of the loans acquired from Florida Gulf in 2012 and OMNI and Cameron during 2011 are detailed in the following tables as of the purchase date.

(Dollars in thousands)
2012	Acquired Impaired Loans	Acquired Performing Loans	Total Acquired Loan Portfolio
Contractually required principal and interest at acquisition	$10,203	$231,695	$241,898
Nonaccretable difference (expected losses and foregone interest)	(5,239)	(40,431)	(45,670)

Cash flows expected to be collected at acquisition	4,964	191,264	196,228
Accretable yield	(1,190)	(22,899)	(24,089)

Basis in acquired loans at acquisition	$3,774	$168,365	$172,139

(Dollars in thousands)
2011	Acquired Impaired Loans	Acquired Performing Loans	Total Acquired Loan Portfolio
Contractually required principal and interest at acquisition	$88,556	$975,870	$1,064,426
Nonaccretable difference (expected losses and foregone interest)	(34,824)	(72,827)	(107,651)

Cash flows expected to be collected at acquisition	53,732	903,043	956,775
Accretable yield	(7,346)	(139,163)	(146,509)

Basis in acquired loans at acquisition	$46,386	$763,880	$810,226 (1)

(1)	Excludes overdraft balances, credit card loans, and in-process accounts included in total loans at the acquisition date.

The following is a summary of changes in the accretable yields of acquired loans during the years ended December 31, 2012 and 2011.

(Dollars in thousands)
December 31, 2012	Acquired Impaired Loans	Acquired Performing Loans	Total Acquired Loan Portfolio

Balance, beginning of period	$83,834	$386,977	$470,811

Acquisition	1,190	22,899	24,089
Net transfers from (to) nonaccretable difference to (from) accretable yield	22,016	88,786	110,802
Accretion	(30,417)	(218,892)	(249,309)

Balance, end of period	$76,623	$279,770	$356,393

(Dollars in thousands)
December 31, 2011	Acquired Impaired Loans	Acquired Performing Loans	Total Acquired Loan Portfolio

Balance, beginning of period	$82,381	$626,190	$708,571

Acquisition	7,346	139,163	146,509
Net transfers from (to) nonaccretable difference to (from) accretable yield	37,687	(216,551)	(178,864)
Accretion	(43,580)	(161,825)	(205,405)

Balance, end of period	$83,834	$386,977	$470,811

Accretable yield during 2012 decreased primarily as a result of the accretion recognized. Accretable yield during 2011 decreased primarily as a result of a change in expected cash flows on the Company’s covered loans during 2011.

Troubled Debt Restructurings

Information about the Company’s TDRs at December 31, 2012 and 2011 is presented in the following tables. The Company excludes as TDRs modifications of loans that are accounted for within a pool under Subtopic 310-30, which include the covered loans above, as well as the loans acquired in the OMNI and Cameron acquisitions completed during 2011 and those acquired from Florida Gulf in 2012. Accordingly, such modifications do not result in the removal of those loans from the pool, even if the modification of those loans would otherwise be considered a TDR. As a result, all covered loans and loans acquired from OMNI, Cameron, and Florida Gulf that would otherwise meet the criteria for classification as a troubled debt restructuring are excluded from the tables below.

	Total TDRs
(Dollars in thousands)	Accruing Loans
	Current	Past Due Greater than 30 Days	Nonaccrual TDRs	Total TDRs
December 31, 2012
Residential
Prime	$—	$—	$—	$—
Commercial
Real Estate	1,057	—	14,853	15,910
Business	1,204	—	281	1,485
Consumer and Other
Indirect Automobile	—	—	—	—
Home Equity	93	—	222	315
Credit Card	—	—	—	—
Other	—	—	—	—

Total	$2,354	$—	$15,356	$17,710

December 31, 2011
Residential
Prime	$—	$—	$—	$—
Commercial
Real Estate	55	—	21,696	21,751
Business	—	—	1,971	1,971
Consumer and Other
Indirect Automobile	—	—	—	—
Home Equity	—	—	231	231
Credit Card	—	—	—	—
Other	—	—	—	—

Total	$55	$—	$23,898	$23,953

Of the $17,710,000 in total TDRs, $4,649,000 occurred during the current year through modification of the original loan terms. Total TDRs of $23,953,000 at December 31, 2011 included $10,567,000 of TDRs that occurred during the year ended December 31, 2011. The following table provides information on how the TDRs were modified during the years ended December 31, 2012 and 2011.

(Dollars in thousands)	2012	2011

Extended maturities	$412	$—
Interest rate adjustment	277	231
Maturity and interest rate adjustment	1,249	—
Movement to or extension of interest-rate only payments	2,543	2,955
Forbearance	168	7,381
Covenant modifications	—	—
Other concession(s)(1)	—	—

Total	$4,649	$10,567

(1)	Other concessions include concessions or a combination of concessions that do not consist of maturity extensions, interest rate adjustments, forbearance, and covenant modifications.

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

	December 31, 2012			December 31, 2011
(In thousands, except number of loans)	Number of Loans	Pre- modification Outstanding Recorded Investment	Post- modification Outstanding Recorded Investment (1)	Number of Loans	Pre- modification Outstanding Recorded Investment	Post- modification Outstanding Recorded Investment (1)
TDRs occurring during the year
Residential
Prime	—	$—	$—	—	$—	$—
Commercial
Real Estate	14	3,852	3,312	7	9,265	8,365
Business	4	1,215	1,188	5	3,001	1,971
Consumer and Other
Indirect Automobile	—	—	—	—	—	—
Home Equity	1	94	51	1	238	231
Credit Card	—	—	—	—	—	—
Other	1	—	—	—	—	—

Total	20	$5,161	$4,551	13	$12,504	$10,567

	December 31, 2012		December 31, 2011
Total TDRs that subsequently defaulted in the past 12 months	Number of Loans	Recorded Investment	Number of Loans	Recorded Investment
Residential
Prime	—	$—	—	$—
Commercial
Real Estate	44	14,615	30	21,107
Business	9	1,469	6	1,877
Consumer and Other
Indirect Automobile	—	—	—	—
Home Equity	2	273	—	—
Credit Card	—	—	—	—
Other	1	—	—	—

Total	56	$16,357	36	$22,984

(1)	Recorded investment includes any allowance for credit losses recorded on the TDRs at the dates indicated.

NOTE 7 – ALLOWANCE FOR CREDIT LOSSES AND CREDIT QUALITY

A summary of changes in the allowance for credit losses for the covered loan and non-covered loan portfolios for the years ended December 31, 2012, 2011, and 2010 follows.

(Dollars in thousands)	December 31, 2012
	Non-covered loans
	Excluding Acquired Loans	Acquired Loans	Covered loans	Total

Balance, beginning of period	$74,861	$—	$118,900	$193,761

Provision for credit losses before benefit attributable to FDIC loss share agreements	3,804	9,799	91,153	104,756

Benefit attributable to FDIC loss share agreements	—	—	(84,085)	(84,085)

Net provision for credit losses	3,804	9,799	7,068	20,671

Increase in FDIC loss share receivable	—	—	84,085	84,085

Transfer of balance to OREO	—	(826)	(26,343)	(27,169)

Loans charged-off	(9,728)	(179)	(15,153)	(25,060)

Recoveries	5,274	22	19	5,315

Balance, end of period	$74,211	$8,816	$168,576	$251,603

(Dollars in thousands)	December 31, 2011
	Non-covered loans
	Excluding Acquired Loans	Acquired Loans	Covered loans	Total

Balance, beginning of period	$62,460	$—	$73,640	$136,100

Provision for credit losses before benefit attributable to FDIC loss share agreements	19,974	—	63,014	82,988

Benefit attributable to FDIC loss share agreements	—	—	(57,121)	(57,121)

Net provision for credit losses	19,974	—	5,893	25,867

Increase in FDIC loss share receivable	—	—	57,121	57,121
Transfer of balance to OREO	—	—	(17,143)	(17,143)

Loans charged-off	(15,022)	—	(1,137)	(16,159)

Recoveries	7,449	—	526	7,975

Balance, end of period	$74,861	$—	$118,900	$193,761

(Dollars in thousands)	December 31, 2010
	Non-covered loans
	Excluding Acquired Loans	Acquired Loans	Covered loans	Total

Balance, beginning of period	$55,623	$—	$145	$55,768

Provision for credit losses before benefit attributable to FDIC loss share agreements	33,554	—	73,819	107,373

Benefit attributable to FDIC loss share agreements	—	—	(64,922)	(64,922)

Net provision for credit losses	33,554	—	8,897	42,451

Increase in FDIC loss share receivable	—	—	64,922	64,922
Transfer of balance to OREO	—	—	—	—

Loans charged-off	(33,533)	—	(325)	(33,858)

Recoveries	6,816	—	1	6,817

Balance, end of period	$62,460	$—	$73,640	$136,100

A summary of changes in the allowance for credit losses for non-covered loans, by loan portfolio type, for the years ended December 31, 2012 and 2011 is as follows:

(Dollars in thousands)	Commercial Real Estate	Commercial Business	Consumer	Mortgage	Unallocated	Total
December 31, 2012
Allowance for credit losses
Balance, beginning of period	$35,604	$25,705	$12,655	$897	$—	$74,861
(Reversal of) Provision for loan losses	1,786	4,021	5,218	2,578	—	13,603
Transfer of balance to OREO	(292)	—	(9)	(525)	—	(826)
Loans charged off	(2,000)	(1,116)	(5,928)	(863)	—	(9,907)
Recoveries	3,166	111	1,981	38	—	5,296

Balance, end of period	$38,264	$28,721	$13,917	$2,125	$—	$83,027

Allowance on loans individually evaluated for impairment	$226	$449	$42	$163	$—	$880
Allowance on loans collectively evaluated for impairment	38,038	28,272	13,875	1,962	—	82,147

Loans, net of unearned income
Balance, end of period	$2,990,700	$2,450,667	$1,674,417	$290,040	$—	$7,405,824
Balance, end of period: Loans individually evaluated for impairment	28,052	4,401	315	1,703	—	34,471
Balance, end of period: Loans collectively evaluated for impairment	2,962,648	2,446,266	1,674,102	288,337	—	7,371,353
Balance, end of period: Loans acquired with deteriorated credit quality	55,856	3,470	5,035	330	—	64,691

(Dollars in thousands)	Commercial Real Estate	Commercial Business	Consumer	Mortgage	Unallocated	Total
December 31, 2011
Allowance for credit losses
Balance, beginning of period	$31,390	$16,473	$13,332	$1,265	$—	$62,460
(Reversal of) Provision for credit losses	6,809	9,533	3,847	(215)	—	19,974
Loans charged off	(7,656)	(471)	(6,673)	(222)	—	(15,022)
Recoveries	5,061	170	2,149	69	—	7,449

Balance, end of period	$35,604	$25,705	$12,655	$897	$—	$74,861

Allowance on loans individually evaluated for impairment	$1,874	$179	$—	$133	$—	$2,186
Allowance on loans collectively evaluated for impairment	33,730	25,526	12,655	764	—	72,675

Loans, net of unearned income
Balance, end of period	$2,591,013	$1,896,496	$1,282,966	$283,113	$—	$6,053,588
Balance, end of period: Loans individually evaluated for impairment	34,541	6,530	231	1,009	—	42,311
Balance, end of period: Loans collectively evaluated for impairment	2,556,472	1,889,966	1,282,735	282,104	—	6,011,277
Balance, end of period: Loans acquired with deteriorated credit quality	4,835	26,531	4,129	—	—	35,495

A summary of changes in the allowance for credit losses for covered loans, by loan portfolio type, for the years ended December 31, 2012 and 2011 is as follows:

(Dollars in thousands)	Commercial Real Estate	Commercial Business	Consumer	Mortgage	Unallocated	Total
December 31, 2012
Allowance for credit losses
Balance, beginning of period	$69,175	$9,788	$18,753	$21,184	$—	$118,900
(Reversal of) Provision for credit losses	4,970	964	811	323	—	7,068
Increase in FDIC loss share receivable	51,543	3,616	15,031	13,895	—	84,085
Transfer of balance to OREO	(11,202)	(2,993)	(825)	(11,323)	—	(26,343)
loans charged off	(13,631)	—	(9)	(1,513)	—	(15,153)
Recoveries	16	—	3	—	—	19

Balance, end of period	$100,871	$11,375	$33,764	$22,566	$—	$168,576

Allowance on loans individually evaluated for impairment	$—	$—	$—	$—	$—	$—
Allowance on loans collectively evaluated for impairment	100,871	11,375	33,764	22,566	—	168,576

Loans, net of unearned income
Balance, end of period	$640,843	$87,051	$177,698	$187,164	$—	$1,092,756
Balance, end of period: Loans individually evaluated for impairment	—	—	—	—	—	—
Balance, end of period: Loans collectively evaluated for impairment	640,843	87,051	177,698	187,164	—	1,092,756
Balance, end of period: Loans acquired with deteriorated credit quality	167,742	2,757	22,914	20,232	—	213,645

(Dollars in thousands)	Commercial Real Estate	Commercial Business	Consumer	Mortgage	Unallocated	Total
December 31, 2011
Allowance for credit losses
Balance, beginning of period	$26,439	$6,657	$12,201	$28,343	$—	$73,640
(Reversal of) Provision for credit losses	6,762	392	971	(2,232)	—	5,893
Increase (decrease) in FDIC loss share receivable	50,079	2,899	7,188	(3,045)	—	57,121
Transfer of balance to OREO	(13,316)	(160)	(1,705)	(1,962)	—	(17,143)
Loans charged off	(1,073)	—	(42)	(22)	—	(1,137)
Recoveries	284	—	140	102	—	526

Balance, end of period	$69,175	$9,788	$18,753	$21,184	$—	$118,900

Allowance on loans individually evaluated for impairment	$—	$—	$—	$—	$—	$—
Allowance on loans collectively evaluated for impairment	69,175	9,788	18,753	21,184	—	118,900

Loans, net of unearned income
Balance, end of period	$772,877	$108,738	$197,447	$255,387	$—	$1,334,449
Balance, end of period: Loans individually evaluated for impairment	—	—	—	—	—	—
Balance, end of period: Loans collectively evaluated for impairment	772,877	108,738	197,447	255,387	—	1,334,449
Balance, end of period: Loans acquired with deteriorated credit quality	54,691	4,169	29,473	35,794	—	124,127

Credit Quality

The Company’s investment in non-covered loans by credit quality indicator as of December 31, 2012 and 2011 is presented in the following tables. Because of the difference in the accounting for acquired loans, the tables below further segregate the Company’s non-covered loans receivable between loans acquired and loans that were not acquired. Loan discounts in the table below represent the adjustment of non-covered acquired loans to fair value at the time of acquisition, as adjusted for income accretion and changes in cash flow estimates in subsequent periods. Asset risk classifications for commercial loans reflect the classification as of December 31, 2012 and 2011.

(Dollars in thousands)	Non-covered loans excluding acquired loans
	Commercial Real Estate Construction		Commercial Real Estate- Other		Commercial Business
Credit quality indicator by asset risk classification	2012	2011	2012	2011	2012	2011
Pass	$269,842	$249,669	$2,162,989	$1,689,455	$2,295,788	$1,729,279
Special Mention	16,767	18,274	40,547	62,868	21,640	46,225
Substandard	7,067	8,559	47,710	55,236	49,958	25,477
Doubtful	—	170	398	5,697	48	199

Total	293,676	276,672	2,251,644	1,813,256	2,367,434	1,801,180
Discount	—	—	—	—	—	—

Non-covered commercial loans, net	$293,676	$276,672	$2,251,644	$1,813,256	$2,367,434	$1,801,180

	Mortgage – Prime		Mortgage- Subprime
Credit risk by payment status	2012	2011	2012	2011
Current	$185,843	$271,534	$60,454	$—
Past due greater than 30 days	10,986	7,065	—	—

Total	196,829	278,599	60,454	—
Discount	—	—	—	—

Non-covered mortgage loans, net	$196,829	$278,599	$60,454	$—

	Indirect Automobile		Credit Card
Credit risk by payment status	2012	2011	2012	2011
Current	$320,148	$248,070	$51,117	$46,786
Past due greater than 30 days	2,818	2,385	605	977

Total	$322,966	$250,455	$51,722	$47,763

	Home Equity		Consumer - Other
Credit risk by payment status	2012	2011	2012	2011
Current	$991,766	$741,968	$201,161	$129,640
Past due greater than 30 days	8,872	8,774	981	1,119

Total	1,000,638	750,742	202,142	130,759
Discount	—	—	—	—

Non-covered consumer loans, net	$1,000,638	$750,742	$202,142	$130,759

(Dollars in thousands)	Non-covered acquired loans
	Commercial Real Estate Construction		Commercial Real Estate- Other		Commercial Business
Credit quality indicator by asset risk classification	2012	2011	2012	2011	2012	2011
Pass	$25,896	$51,510	$359,046	$360,598	$86,201	$94,760
Special Mention	2,410	9,138	28,185	53,503	2,159	7,870
Substandard	5,228	5,441	85,420	75,161	4,808	4,057
Doubtful	—	—	218	—	2,209	—

Total	33,534	66,089	472,869	489,262	95,377	106,687
Discount	(3,968)	(6,458)	(57,055)	(47,808)	(12,144)	(11,371)

Non-covered commercial loans, net	$29,566	$59,631	$415,814	$441,454	$83,233	$95,316

	Mortgage – Prime		Mortgage- Subprime
Credit risk by payment status	2012	2011	2012	2011
Current	$30,663	$4,145	$—	$—
Past due greater than 30 days	779	369	—	—

Total	31,442	4,514	—	—
Premium (discount)	1,315	—	—	—

Non-covered mortgage loans, net	$32,757	$4,514	$—	$—

	Indirect Automobile		Credit Card
Credit risk by payment status	2012	2011	2012	2011
Current	$4,698	$10,813	$—	$—
Past due greater than 30 days	321	439	—	—

Total	5,019	11,252
Premium (discount)	—	189	—	—

Non-covered consumer loans, net	$5,019	$11,441	$—	$—

	Home Equity		Consumer - Other
Credit risk by payment status	2012	2011	2012	2011
Current	$73,658	$73,822	$21,746	$16,067
Past due greater than 30 days	7,115	6,738	714	1,529

Total	80,773	80,560	22,460	17,596
Discount	(4,498)	(4,839)	(6,805)	(1,511)

Non-covered consumer loans, net	$76,275	$75,721	$15,655	$16,085

Credit quality information in the table above includes loans acquired at the gross loan balance, prior to the application of discounts, at December 31, 2012 and 2011.

The Company’s investment in covered loans by credit quality indicator as of December 31, 2012 and 2011 is presented in the following table. Loan discounts in the table below represent the adjustment of covered loans to fair value at the time of acquisition, as adjusted for income accretion and changes in cash flow estimates in subsequent periods. The discounts for the December 31, 2011 period have been restated below to reflect the correction of the error discussed in Note 6 to these consolidated financial statements.

(Dollars in thousands)	Covered loans
December 31, 2012	Commercial
Credit quality indicator by asset risk classification	Real Estate- Construction	Real Estate- Other	Business	Total
Pass	$46,201	$201,261	$38,552	$286,014
Special Mention	9,888	65,498	8,600	83,986
Substandard	97,315	279,171	50,018	426,504
Doubtful	607	8,530	451	9,588

Total	$154,011	$554,460	$97,621	$806,092

Discount				(78,198)

Covered commercial loans, net				$727,894

	Mortgage
Credit risk by payment status	Prime	Subprime	Total
Current	$183,795	$—	$183,795
Past due greater than 30 days	52,379	—	52,379

Total	$236,174	$—	$236,174

Discount			(49,010)

Covered mortgage loans, net			$187,164

	Consumer and Other
Credit risk by payment status	Indirect Automobile	Credit Card	Home Equity	Other	Total
Current	$—	$841	$168,728	$1,155	$170,724
Past due greater than 30 days	—	65	65,997	1,523	67,585

Total	$—	$906	$234,725	$2,678	$238,309

Discount					(60,611)

Covered consumer loans, net					$177,698

(Dollars in thousands)	Covered loans
December 31, 2011	Commercial
Credit quality indicator by asset risk classification	Real Estate- Construction	Real Estate- Other	Business	Total
Pass	$59,936	$282,974	$72,563	$415,473
Special Mention	17,336	87,409	10,965	115,710
Substandard	169,726	349,155	61,268	580,149
Doubtful	705	22,636	4,082	27,423

Total	$247,703	$742,174	$148,878	$1,138,755

Discount				(257,140)

Covered commercial loans, net				$881,615

	Mortgage
Credit risk by payment status	Prime	Subprime	Total
Current	$233,305	$—	$233,305
Past Due greater than 30 days	94,553	—	94,553

Total	$327,858	$—	$327,858

Discount			(72,471)

Covered mortgage loans, net			$255,387

	Consumer and Other
Credit risk by payment status	Indirect Automobile	Credit Card	Home Equity	Other	Total
Current	$—	$875	$193,366	$4,880	$199,121
Past Due greater than 30 days	—	94	107,520	534	108,148

Total	$—	$969	$300,886	$5,414	$307,269

Discount					(109,822)

Covered consumer loans, net					$197,447

Impaired Loans

Information on the Company’s investment in impaired loans is presented in the following tables as of and for the periods indicated.

(Dollars in thousands)
December 31, 2012	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded
Commercial Loans
Real Estate	$26,151	$26,151	$—	$34,682	$168
Business	1,824	1,824	—	2,621	33

With an allowance recorded
Mortgage Loans
Residential – Prime	$9,861	$10,070	$(209)	$7,955	$131
Residential – Subprime	—	—	—	—	—
Commercial Loans
Real Estate	3,464	3,663	(199)	3,678	123
Business	1,334	1,810	(476)	1,889	47
Consumer Loans
Indirect automobile	865	868	(3)	1,514	28
Credit card	413	424	(11)	372	—
Home equity	5,860	5,951	(91)	6,713	51
Other	307	310	(3)	601	5

Total
Mortgage Loans	$9,861	$10,070	(209)	$7,955	$131
Commercial Loans	32,773	33,448	(675)	42,870	371
Consumer Loans	7,445	7,553	(108)	9,200	84

(Dollars in thousands)
December 31, 2011	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded
Commercial Loans
Real Estate	$32,267	$32,267	$—	$35,673	$173
Business	6,403	6,403	—	8,642	144

With an allowance recorded
Mortgage Loans
Residential – Prime	$4,763	$4,910	$(147)	$6,163	$30
Residential – Subprime	—	—	—	—	—
Commercial Loans
Real Estate	1,430	3,304	(1,874)	3,315	26
Business	40	219	(179)	423	5
Consumer Loans
Indirect automobile	987	994	(7)	1,399	40
Credit card	391	403	(12)	440	—
Home equity	4,826	4,873	(47)	5,014	59
Other	608	619	(11)	797	8

Total
Mortgage Loans	$4,763	$4,910	(147)	$6,163	$30
Commercial Loans	40,140	42,193	(2,053)	48,053	348
Consumer Loans	6,812	6,889	(77)	7,650	107

As of December 31, 2012 and 2011, the Company was not committed to lend additional funds to any customer whose loan was classified as impaired or as a troubled debt restructuring.

NOTE 8 – TRANSFERS AND SERVICING OF FINANCIAL ASSETS (INCLUDING MORTGAGE BANKING ACTIVITIES)

Commercial Banking Activity

Loans serviced for others, consisting primarily of commercial loan participations sold, are not included in the accompanying consolidated balance sheets. The unpaid principal balances of loans serviced for others were $257,883,000 and $198,860,000 at December 31, 2012 and 2011, respectively. Custodial escrow balances maintained in connection with the foregoing portfolio of loans serviced for others, and included in demand deposits, were immaterial at December 31, 2012 and 2011.

Mortgage Banking Activity

The Company through its subsidiary, IMC, originates mortgage loans for sale into the secondary market. The loans originated primarily consist of residential first mortgages that conform to standards established by the GSEs, but can also consist of junior lien loans secured by residential property. These sales are primarily to private companies that are unaffiliated with the GSEs on a servicing released basis. The following table details the mortgage banking activity as of and for the years ended December 31:

(Dollars in thousands)

Mortgage loans held for sale	2012	2011	2010
Balance, beginning of period	$153,013	$83,905	$66,945
Balance acquired during the period	—	3,385	—
Originations	2,432,367	1,659,226	1,772,486
Sales	(2,317,905)	(1,593,503)	(1,755,526)

Balance, end of period	$267,475	$153,013	$83,905

(Dollars in thousands)

Detail of mortgage income	2012	2011	2010
Fair value changes of derivatives and mortgage loans held for sale, net	$6,772	$937	$—
Gains on sales	70,811	43,955	47,689
Servicing and other income, net	470	285	318

Total mortgage income	$78,053	$45,177	$48,007

For the years ended December 31, 2012, 2011 and 2010, the Company did not actively hedge its mortgage banking activities.

Mortgage Servicing Rights

Mortgage servicing rights are amortized over the remaining servicing life of the loans, with consideration given to prepayment assumptions. Mortgage servicing rights had the following carrying values at December 31:

	2012			2011
(Dollars in thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Mortgage servicing rights	1,234	(304)	930	340	(194)	146

The related amortization expense of mortgage servicing assets is as follows:

(Dollars in thousands)	Amount
Aggregate amortization expense for the year ended December 31:
2010	$125
2011	115
2012	225

Estimated amortization expense for the year ended December 31:
2013	$282
2014	230
2015	180
2016	130
2017	83
2018 and thereafter	25

NOTE 9 – PREMISES AND EQUIPMENT

Premises and equipment at December 31, 2012 and 2011 consists of the following:

(Dollars in thousands)	2012	2011
Land	$81,761	$70,022
Buildings	221,022	211,521
Furniture, fixtures and equipment	101,907	89,283

Total premises and equipment	404,690	370,826
Accumulated depreciation	(101,167)	(85,219)

Total premises and equipment, net	$303,523	$285,607

Depreciation expense was $18,286,000, $13,431,000, and $10,359,000 for the years ended December 31, 2012, 2011, and 2010, respectively.

The Company actively engages in leasing office space available in buildings it owns. Leases have different terms ranging from monthly rental to five-year leases. At December 31, 2012, income from these leases averaged $131,000 per month. Total lease income for the years ended December 31, 2012, 2011, and 2010 was $1,572,000, $1,542,000, and $1,574,000, respectively. Income from leases is reported as a reduction in occupancy and equipment expense. The total allocated cost of the portion of the buildings held for lease at December 31, 2012 and 2011 was $9,992,000 and $8,942,000, respectively, with related accumulated depreciation of $2,497,000 and $2,168,000, respectively.

The Company leases certain branch and corporate offices, land and ATM facilities through non-cancelable operating leases with terms that range from one to thirty years, with renewal options thereafter. Certain of the leases have escalation clauses and renewal options ranging from monthly renewal to 30 years. Total rent expense for the years ended December 31, 2012, 2011, and 2010 totaled $10,614,000, $9,803,000, and $7,108,000, respectively.

Minimum future annual rent commitments under these agreements for the indicated periods follow:

(Dollars in thousands)	Amount
Year ending December 31,
2013	$10,830
2014	9,535
2015	8,807
2016	7,601
2017	6,332
2018 and thereafter	39,671

Total	$82,776

NOTE 10 – GOODWILL AND OTHER ACQUIRED INTANGIBLE ASSETS

Goodwill

Changes to the carrying amount of goodwill for the years ended December 31, 2012 and 2011 are provided in the following table.

(Dollars in thousands)	Amount
Balance, December 31, 2010	$234,228
Goodwill acquired during the year	135,583

Balance, December 31, 2011	369,811
Goodwill acquired during the period	32,420
Goodwill adjustment to correct an immaterial error	(359)

Balance, December 31, 2012	$401,872

The goodwill acquired during the year ended December 31, 2011 was a result of the OMNI, Cameron, and Florida Trust Company acquisitions, and the goodwill acquired during the year ended December 31, 2012 was a result of the Florida Gulf acquisition discussed further in Note 4.

The goodwill adjustment in 2012 is a result of the Company’s revised goodwill recorded on its OMNI and Cameron acquisitions. The Company has recorded the adjustment to account for the impact of an immaterial error in accounting for its OMNI and Cameron acquisitions that resulted in a decrease in goodwill of $359,000. The Company revised its valuation of acquired deferred tax assets and property during the first quarter of 2012 as a result of information that existed at the acquisition date but was not available during the prior period. The error was identified in 2012 through the operation of the Company’s internal controls over financial reporting as it related to the Company’s acquisition accounting.

The Company performed the required annual impairment test of goodwill as of October 1, 2012. The Company’s annual impairment test did not indicate impairment at any of the Company’s reporting units as of the testing date, and subsequent to that date, management is not aware of any events or changes in circumstances since the impairment test that would indicate that goodwill might be impaired.

Prior to 2010, the Company recognized goodwill impairment of $9,681,000 at the Company’s LTC subsidiary based on a decrease in operating revenue and income, which resulted in the conclusion that the fair value of LTC may have been reduced below its carrying amount.

Title plant

The Company had title plant assets totaling $6,722,000 at December 31, 2012 and 2011, respectively. No events or changes in circumstances occurred during 2012 or 2011 to suggest the carrying value of the title plant was not recoverable.

Intangible assets subject to amortization

Definite-lived intangible assets had the following carrying values at December 31:

	2012			2011
(Dollars in thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Core deposit intangibles	$45,406	$(26,284)	$19,122	$45,406	$(21,385)	$24,021
Customer relationship intangible asset	1,348	(410)	938	1,348	(160)	1,188

Total	$46,754	$(26,694)	$20,060	$46,754	$(21,545)	$25,209

The related amortization expense of purchase accounting intangible assets is as follows:

(Dollars in thousands)	Amount
Aggregate amortization expense for the year ended December 31:
2010	$4,935
2011	5,121
2012	5,150

Estimated amortization expense for the year ended December 31:
2013	$4,721
2014	4,346
2015	3,546
2016	3,177
2017	1,694
2018 and thereafter	2,576

NOTE 11 – OTHER REAL ESTATE OWNED

Other real estate owned consists of the following at December 31:

(Dollars in thousands)	2012	2011
Real estate owned acquired by foreclosure	$110,864	$119,320
Real estate acquired for development or resale	9,199	5,722
Other foreclosed property	1,473	4

Total other real estate owned and foreclosed property	$121,536	$125,046

At December 31, 2012 and 2011, other real estate is segregated into covered and non-covered properties as follows:

(Dollars in thousands)
December 31, 2012	Non-covered properties	Covered properties	Total
Real estate owned acquired by foreclosure	$35,080	$75,784	$110,864
Real estate acquired for development or resale	9,199	—	9,199
Other foreclosed property	14	1,459	1,473

Total other real estate owned and foreclosed property	$44,293	$77,243	$121,536

(Dollars in thousands)
December 31, 2011	Non-covered properties	Covered properties	Total
Real estate owned acquired by foreclosure	$34,770	$84,550	$119,320
Real estate acquired for development or resale	5,722	—	5,722
Other foreclosed property	4	—	4

Total other real estate owned and foreclosed property	$40,496	$84,550	$125,046

NOTE 12 – DEPOSITS

Deposits at December 31, 2012 and 2011 are summarized as follows:

(Dollars in thousands)	2012	2011
Negotiable order of withdrawal (NOW)	$4,490,914	$3,361,855
Money market deposits accounts (MMDA)	3,738,480	3,049,151
Savings deposits	364,703	332,351
Certificates of deposit and other time deposits	2,154,180	2,545,656

Total deposits	$10,748,277	$9,289,013

Total time deposits summarized by denomination at December 31, 2012 and 2011 are as follows:

(Dollars in thousands)	2012	2011
Time deposits less than $100,000	$1,007,665	$1,168,025
Time deposits greater than $100,000	1,146,515	1,377,631

Total certificates of deposit and other time deposits	$2,154,180	$2,545,656

A schedule of maturities of all certificates of deposit as of December 31, 2012 is as follows:

(Dollars in thousands)	Amount
Year ending December 31,
2013	$1,538,582
2014	284,154
2015	152,020
2016	114,232
2017	37,387
2018 and thereafter	27,805

Total certificates of deposit and other time deposits	$2,154,180

NOTE 13 – SHORT-TERM BORROWINGS

Short-term borrowings at December 31, 2012 and 2011 are summarized as follows:

(Dollars in thousands)	2012	2011
Federal Home Loan Bank advances	$—	$192,000
Securities sold under agreements to repurchase	303,045	203,543

Total short-term borrowings	$303,045	$395,543

Securities sold under agreements to repurchase, which are classified as secured borrowings, generally mature daily. Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction. The Company may be required to provide additional collateral based on the fair value of the underlying securities.

The short-term borrowings at December 31, 2011 consisted of one FHLB advance with a maturity of 2 days at a fixed interest rate of 0.140%.

Additional information on the Company’s short-term borrowings for the years indicated is as follows:

(Dollars in thousands)	2012	2011	2010
Outstanding at December 31st	$303,045	$395,543	$220,328
Maximum month-end outstanding balance	640,768	395,543	289,248
Average daily outstanding balance	284,201	220,146	216,116
Average rate during the year	0.22%	0.26%	0.38%
Average rate at year end	0.22%	0.27%	0.24%

NOTE 14 – LONG-TERM DEBT

Long-term debt at December 31, 2012 and 2011 is summarized as follows:

(Dollars in thousands)	2012	2011
Federal Home Loan Bank notes (IBERIABANK) at:
2.273 to 7.040% fixed	$233,812	$285,930

Notes payable - Investment fund contributions (IBERIABANK):
7 to 40 year term, 0.50 to 5.00% fixed	77,703	54,941

Junior subordinated debt (IBERIABANK Corporation):
Statutory Trust I, 3 month LIBOR(1) plus 3.25%	10,310	10,310
Statutory Trust II, 3 month LIBOR(1) plus 3.15%	10,310	10,310
Statutory Trust III, 3 month LIBOR(1) plus 2.00%	10,310	10,310
Statutory Trust IV, 3 month LIBOR(1) plus 1.60%	15,464	15,464
American Horizons Statutory Trust I, 3 month LIBOR(1) plus 3.15%	6,186	6,186
Statutory Trust V, 3 month LIBOR(1) plus 1.435%	10,310	10,310
Statutory Trust VI, 3 month LIBOR(1) plus 2.75%	12,372	12,372
Statutory Trust VII, 3 month LIBOR(1) plus 2.54%	13,403	13,403
Statutory Trust VIII, 3 month LIBOR(1) plus 3.50%	7,217	7,217
OMNI Trust I, 3 month LIBOR(1) plus 3.30%	8,248	8,248
OMNI Trust II, 3 month LIBOR(1) plus 2.79%	7,732	7,732

Total long-term debt	$423,377	$452,733

(1)	The interest rate on the Company’s long-term debt indexed to LIBOR is based on the 3-month LIBOR rate. At December 31, 2012, the 3-month LIBOR rate was 0.31%.

FHLB advance repayments are amortized over periods ranging from two to 30 years, and have a balloon feature at maturity. Advances are collateralized by a blanket pledge of eligible loans, subject to contractual adjustments which reduce the borrowing base, as well as a secondary pledge of FHLB stock and FHLB demand deposits. Total additional advances available from the FHLB at December 31, 2012 were $1,350,424,000 under the blanket floating lien and an additional $79,539,000 with a pledge of investment securities. The weighted average advance rate at December 31, 2012 was 4.31%.

The Company has various funding arrangements with commercial banks providing up to $130,000,000 in the form of federal funds and other lines of credit. At December 31, 2012, there were no balances outstanding on these lines and all of the funding was available to the Company.

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

The debentures qualify as Tier 1 Capital and the capital note qualifies as Tier 2 capital for regulatory purposes.

Advances and long-term debt at December 31, 2012 have maturities or call dates in future years as follows:

(Dollars in thousands)	Amount
Year ending December 31,
2013	$30,914
2014	111,329
2015	1,220
2016	26,276
2017	50,567
2018 and thereafter	203,071

Total	$423,377

NOTE 15 – DERIVATIVE INSTRUMENTS AND OTHER HEDGING ACTIVITIES

At December 31, 2012 and 2011, the information pertaining to outstanding derivative instruments is as follows.

(Dollars in thousands)	Balance Sheet Location	Asset Derivatives Fair Value		Balance Sheet Location	Liability Derivatives Fair Value
		2012	2011		2012	2011
Derivatives designated as hedging instruments under ASC Topic 815
Interest rate contracts	Other assets	$499	$71	Other liabilities	$1,843	$3,010

Total derivatives designated as hedging instruments under ASC Topic 815		$499	$71		$1,843	$3,010

Derivatives not designated as hedging instruments under ASC Topic 815
Interest rate contracts	Other assets	$25,940	$25,391	Other liabilities	$25,940	$25,391
Forward sales contracts	Other assets	2,774	—	Other liabilities	343	—
Written and purchased options	Other assets	12,906	7,564	Other liabilities	8,764	6,609

Total derivatives not designated as hedging instruments under ASC Topic 815		$41,620	$32,955		$35,047	$32,000

(Dollars in thousands)	Asset Derivatives Notional Amount		Liability Derivatives Notional Amount
	2012	2011	2012	2011
Derivatives designated as hedging instruments under ASC Topic 815
Interest rate contracts	$35,000	$10,000	$35,000	$60,000

Total derivatives designated as hedging instruments under ASC Topic 815	$35,000	$10,000	$35,000	$60,000

Derivatives not designated as hedging instruments under ASC Topic 815
Interest rate contracts	$374,536	$293,794	$374,536	$293,794
Forward sales contracts	212,028	—	53,269	—
Written and purchased options	388,793	158,164	185,885	158,164

Total derivatives not designated as hedging instruments under ASC Topic 815	$975,357	$451,958	$613,690	$451,958

At December 31, 2012 and 2011, the Company was required to post $2,650,000 and $1,210,000 in cash as collateral for its derivative transactions, which is included in interest-bearing deposits in banks on the Company’s consolidated balance sheets. The Company does not anticipate additional assets will be required to be posted as collateral, nor does it believe additional assets would be required to settle its derivative instruments immediately if contingent features were triggered at December 31, 2012. As permitted by generally-accepted accounting principles, the Company does not offset fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral against recognized fair value amounts of derivatives executed with the same counterparty under a master netting agreement.

During the years ended December 31, 2012 and 2011, the Company has not reclassified into earnings any gain or loss as a result of the discontinuance of cash flow hedges because it was probable the original forecasted transaction would not occur by the end of the originally specified term.

At December 31, 2012, the fair value of derivatives that will mature within the next twelve months is $788,000. The Company does not expect to reclassify any amount from accumulated other comprehensive income into interest income over the next twelve months for derivatives that will be settled.

At December 31, 2012 and 2011, and for the years then ended, the information pertaining to the effect of the hedging instruments on the consolidated financial statements is as follows.

(Dollars in thousands)	Amount of Gain (Loss) Recognized in OCI, net of taxes (Effective Portion)		Location of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)		Location of Gain (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)	Amount of Gain (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)
Derivatives in ASC Topic 815 Cash Flow Hedging Relationships	2012	2011		2012	2011		2012	2011
Interest rate contracts	$(874)	$(1,911)	Other income (expense)	$(1,618)	$(1,723)	Other income (expense)	$—	$—

Total	$(874)	$(1,911)		$(1,618)	$(1,723)		$—	$—

(Dollars in thousands)	Location of Gain (Loss) Recognized in Income on Derivatives	Amount of Gain (Loss) Recognized in Income on Derivatives
Derivatives Not Designated as Hedging Instruments under ASC Topic 815		2012	2011
Interest rate contracts	Other income (expense)	$(1)	$(2)
Forward sales contracts	Mortgage income	2,431	—
Written and purchased options	Mortgage income	7,119	937

Total		$9,549	$935

At December 31, 2012 and 2011, additional information pertaining to outstanding interest rate swap agreements is as follows:

(Dollars in thousands)	2012	2011
Weighted average pay rate	3.3%	3.8%
Weighted average receive rate	0.3%	0.3%
Weighted average maturity in years	7.1	6.8
Unrealized gain (loss) relating to interest rate swaps	$(1,344)	$(2,939)

NOTE 16 – INCOME TAXES

The provision for income tax expense consists of the following for the years ended December 31:

(Dollars in thousands)	2012	2011	2010
Current expense	$44,125	$33,116	$28,562
Deferred benefit	(7,527)	(11,750)	(3,607)
Tax credits	(8,756)	(6,734)	(6,214)
Tax benefits attributable to items charged to equity and goodwill	654	2,349	1,250

Total income tax expense	$28,496	$16,981	$19,991

There was a balance receivable of $7,830,000 and $21,580,000 for federal and state income taxes at December 31, 2012 and 2011, respectively. The provision for federal income taxes differs from the amount computed by applying the federal income tax statutory rate of 35 percent on income from operations as indicated in the following analysis for the years ended December 31:

(Dollars in thousands)	2012	2011	2010

Federal tax based on statutory rate	$36,712	$24,682	$24,086
Increase (decrease) resulting from:
Effect of tax-exempt income	(7,558)	(6,633)	(5,935)
Interest and other nondeductible expenses	1,847	1,487	1,295
State taxes	4,938	3,034	3,615
Tax credits	(8,756)	(6,734)	(6,214)
Other	1,313	1,145	3,144

Total income tax expense	$28,496	$16,981	$19,991

Effective rate	27.2%	24.1%	29.1%

The net deferred tax liability at December 31, 2012 and 2011 is as follows:

(Dollars in thousands)	2012	2011

Deferred tax asset:
Allowance for credit losses	$78,817	$56,684
Discount on purchased loans	158	153
Deferred compensation	5,193	1,727
Investments acquired	—	395
Unrealized loss on cash flow hedges	471	1,029
Other	38,886	25,381

Subtotal	123,525	85,369

Deferred tax liability:
Basis difference in acquired assets	(82,605)	(63,140)
FHLB stock	(19)	(111)
Premises and equipment	(13,050)	(15,580)
Acquisition intangibles	(11,267)	(7,310)
Deferred loan costs	(3,405)	(1,732)
Unrealized gain on investments classified as available for sale	(13,650)	(14,197)
Investments acquired	(224)	—
Swap gain	(2)	—
Other	(14,300)	(11,584)

Subtotal	(138,522)	(113,654)

Deferred tax liability, net	$(14,997)	$(28,285)

Retained earnings at December 31, 2012 and 2011 included approximately $21,864,000 accumulated prior to January 1, 1987 for which no provision for federal income taxes has been made. If this portion of retained earnings is used in the future for any purpose other than to absorb bad debts, it will be added to future taxable income.

The Company does not believe it has any unrecognized tax benefits included in its consolidated financial statements. The Company has not had any settlements in the current period with taxing authorities, nor has it recognized tax benefits as a result of a lapse of the applicable statute of limitations.

During the years ended December 31, 2012, 2011, and 2010, the Company did not recognize any interest or penalties in its consolidated financial statements, nor has it recorded an accrued liability for interest or penalty payments.

NOTE 17 – SHAREHOLDERS’ EQUITY AND OTHER COMPREHENSIVE INCOME

Other Comprehensive income

The following is a summary of the tax effects of each component of other comprehensive income for the years ended December 31 for the periods indicated:

	2012
(Dollars in thousands)	Before-Tax Amount	Tax (Expense) Benefit	Net-of-Tax Amount

Unrealized gain on securities:
Unrealized holding losses arising during the period	$2,174	$(761)	$1,413
Other-than-temporary impairment realized in net income	—	—	—
Less: reclassification adjustment for gains included in net income	(3,739)	1,308	(2,431)

Net unrealized losses	(1,565)	547	(1,018)

Fair value of derivative instruments designated as cash flow hedges
Change in fair value of derivative instruments designated as cash flow hedges during the period	$(22)	$8	$(14)
Less: reclassification adjustment for losses included in net income	1,618	(566)	1,052

Fair value of derivative instruments designated as cash flow hedges	1,596	(558)	1,038

Total other comprehensive income	$31	$(11)	$20

	2011
(Dollars in thousands)	Before-Tax Amount	Tax (Expense) Benefit	Net-of-Tax Amount

Unrealized gain on securities:
Unrealized holding gains arising during the period	$36,328	$(12,714)	$23,613
Other-than-temporary impairment realized in net income	(509)	178	(331)
Less: reclassification adjustment for gains included in net income	(3,422)	1,198	(2,224)

Net unrealized gains	32,397	(11,339)	21,058

Fair value of derivative instruments designated as cash flow hedges
Change in fair value of derivative instruments designated as cash flow hedges during the period	$(19,078)	$6,677	$(12,401)
Less: reclassification adjustment for losses (gains) included in net income	1,723	(603)	1,120

Fair value of derivative instruments designated as cash flow hedges	(17,355)	6,074	(11,281)

Total other comprehensive income	$15,042	$(5,265)	$9,777

	2010
(Dollars in thousands)	Before-Tax Amount	Tax (Expense) Benefit	Net-of-Tax Amount

Unrealized gain on securities:
Unrealized holding losses arising during the period	$(2,103)	$736	$(1,367)
Other-than-temporary impairment realized in net income	(517)	180	(337)
Less: reclassification adjustment for gains included in net income	(5,172)	1,810	(3,362)

Net unrealized losses	(7,792)	2,726	(5,066)

Fair value of derivative instruments designated as cash flow hedges
Change in fair value of derivative instruments designated as cash flow hedges during the period	$(5,751)	$2,013	$(3,738)
Less: reclassification adjustment for losses (gains) included in net income	1,643	(575)	1,068

Fair value of derivative instruments designated as cash flow hedges	(4,108)	1,438	(2,670)

Total other comprehensive income	$(11,900)	$4,164	$(7,736)

Treasury share repurchases

Share repurchases may be made from time to time, on the open market or in privately negotiated transactions. Such repurchases are authorized by the Board of Directors through a share repurchase program and are executed at the discretion of the management of the Company. The approved share repurchase program does not obligate the Company to repurchase any dollar amount or number of shares, and the program may be extended, modified, suspended, or discontinued at any time. Stock repurchases generally are affected through open market purchases, and may be made through unsolicited negotiated transactions. The timing of these repurchases will depend on market conditions and other requirements.

In October 2011, the Board of Directors authorized the repurchase of up to 900,000 shares of common stock. The following table details these purchases during 2012 and is based on the settlement date of the transactions. The average price paid per share includes commissions paid. No shares were repurchased during the months not presented in the table.

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plan	Maximum Number of Shares Available for Purchase Pursuant to Publicly Announced Plan

June 1-30	48,188	$47.93	48,188	851,812
August 1-31	748,488	47.38	796,676	103,324
September 1-30	56,632	46.97	853,308	46,692

Total	853,308	$47.38	853,308	46,692

NOTE 18 – CAPITAL REQUIREMENTS AND OTHER REGULATORY MATTERS

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

Quantitative measures established by regulation to ensure capital adequacy require the Company and IBERIABANK to maintain minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to average assets. Management believes, as of December 31, 2012 and 2011, that the Company and IBERIABANK met all capital adequacy requirements to which they are subject.

As of December 31, 2012, the most recent notification from the Federal Deposit Insurance Corporation categorized IBERIABANK as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since the notification that management believes have changed either entity’s category. The Company’s and IBERIABANK’s actual capital amounts and ratios as of December 31, 2012 and 2011 are presented in the following table.

	Actual		Minimum		Well Capitalized
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount		Ratio
December 31, 2012
Tier 1 leverage capital:
IBERIABANK Corporation	$1,185,144	9.70%	$488,803	4.00%		N/A	N/A	%
IBERIABANK	1,041,540	8.57	486,307	4.00		607,884	5.00

Tier 1 risk-based capital:
IBERIABANK Corporation	1,185,144	12.92	366,792	4.00		N/A	N/A
IBERIABANK	1,041,540	11.41	365,230	4.00		547,845	6.00

Total risk-based capital:
IBERIABANK Corporation	1,301,498	14.19	733,583	8.00		N/A	N/A
IBERIABANK	1,157,412	12.68	730,461	8.00		913,076	10.00

December 31, 2011
Tier 1 leverage capital:
IBERIABANK Corporation	$1,164,801	10.45%	$445,905	4.00%	$	N/A	N/A	%
IBERIABANK	997,277	9.00	443,165	4.00		553,956	5.00

Tier 1 risk-based capital:
IBERIABANK Corporation	1,164,801	14.94	311,908	4.00		N/A	N/A
IBERIABANK	997,277	12.88	309,802	4.00		464,703	6.00

Total risk-based capital:
IBERIABANK Corporation	1,263,496	16.20	623,816	8.00		N/A	N/A
IBERIABANK	1,095,322	14.14	619,604	8.00		774,505	10.00

In June 2012, the Board of Governors of the Federal Reserve System (the “Federal Reserve”) approved three related notices of proposed rulemaking (the “NPRs”) relating to implementation of minimum capital requirements and a capital conservation buffer reflecting requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”) and the Basel III international capital standards. The three NPRs are expected to be published jointly by the Federal Reserve, the FDIC, and the Office of the Comptroller of Currency after each agency has completed its approval process. If approved as proposed, the NPRs would be effective over a phased-in period from 2013 to 2019. The Company is in the process of evaluating the impact of the proposed rules on the Company and IBERIABANK.

NOTE 19 – SHARE-BASED COMPENSATION

The Company has various types of share-based compensation plans. These plans are administered by the Compensation Committee of the Board of Directors, which selects persons eligible to receive awards and determines the number of shares and/or options subject to each award, the terms, conditions and other provisions of the awards. During the years ended December 31, 2012, 2011, and 2010, the Company did not have any equity awards that were settled in cash.

Stock option plans

The Company issues stock options under various plans to directors, officers and other key employees. The option exercise price cannot be less than the fair value of the underlying common stock as of the date of the option grant and the maximum option term cannot exceed ten years. The stock options granted were issued with vesting periods ranging from one-and-a half to seven years. At December 31, 2012, future option or restricted stock awards of 688,943 shares could be made under approved incentive compensation plans.

The following table represents the compensation expense that is included in salaries and employee benefits expense and related income tax benefits in the accompanying consolidated statements of comprehensive income related to stock options for the years indicated below.

(Dollars in thousands, except per share data)	2012	2011	2010
Compensation expense related to stock options	$1,873	$1,343	$1,301
Income tax benefit related to stock options	656	470	455
Impact on basic earnings per share	0.04	0.03	0.03
Impact on diluted earnings per share	0.04	0.03	0.03

The Company reported $1,221,000, $1,454,000 and $637,000 of excess tax benefits as financing cash inflows during the years ended December 31, 2012, 2011, and 2010, respectively, related to the exercise and vesting of stock options. Net cash proceeds from the exercise of stock options were $2,813,000, $6,807,000 and $1,631,000 for the years ended December 31, 2012, 2011, and 2010, respectively.

The Company uses the Black-Scholes option pricing model to estimate the fair value of share-based awards. The following weighted-average assumptions were used for option awards granted during the years ended December 31st of the periods indicated:

	2012	2011	2010
Expected dividends	2.7%	2.4%	2.3%
Expected volatility	40.1%	35.5%	39.3%
Risk-free interest rate	0.8%	1.5%	2.3%
Expected term (in years)	5.0	4.0	5.0
Weighted-average grant-date fair value	$14.50	$12.83	$18.11

The assumptions above are based on multiple factors, including historical stock option exercise patterns and post-vesting employment termination behaviors, expected future exercise patterns and the expected volatility of the Company’s stock price.

At December 31, 2012, there was $5,174,000 of unrecognized compensation cost related to stock options which is expected to be recognized over a weighted-average period of 4.7 years.

The following table represents the activity related to stock options during the periods indicated.

	Number of shares	Weighted average exercise price	Weighted average remaining contract life
Outstanding options, December 31, 2009	1,259,874	$43.05
Granted	120,866	59.67
Exercised	(69,057)	23.62
Forfeited or expired	(10,144)	56.57

Outstanding options, December 31, 2010	1,301,539	$45.52
Granted	55,121	55.15
Issued in connection with acquisition	41,975	72.35
Exercised	(264,647)	30.99
Forfeited or expired	(36,368)	57.51

Outstanding options, December 31, 2011	1,097,620	$50.14
Granted	230,665	51.69
Issued in connection with acquisition	32,863	41.30
Exercised	(92,092)	30.43
Forfeited or expired	(32,981)	56.79

Outstanding options, December 31, 2012	1,236,075	$51.48	4.7 Years

Outstanding exercisable at December 31, 2010	938,532	$41.12

Outstanding exercisable at December 31, 2011	789,952	$47.64

Outstanding exercisable at December 31, 2012	792,444	$50.05	3.0 Years

The following table presents weighted average remaining life as of December 31, 2012 for options outstanding within the stated exercise prices:

	Options Outstanding			Options Exercisable
Exercise Price Range Per Share	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life	Number of Options	Weighted Average Exercise Price
$26.82 to $45.58	207,728	$38.74	1.5 years	205,871	$38.71
$45.59 to $48.35	202,608	46.85	2.4 years	188,217	46.85
$48.36 to $51.69	188,368	50.13	6.0 years	81,276	49.08
$51.70 to $55.42	212,953	53.22	8.2 years	51,946	54.43
$55.43 to $58.34	209,705	56.97	4.9 years	130,710	57.28
$58.35 to $111.71	214,713	62.30	5.4 years	134,424	63.74

Total options	1,236,075	$51.48	4.7 years	792,444	$50.05

At December 31, 2012, the aggregate intrinsic value of shares underlying outstanding stock options and underlying exercisable stock options was $2,647,000 and $2,600,000. Total intrinsic value of options exercised was $1,765,000, $6,783,000 and $2,314,000 for the years ended December 31, 2012, 2011, and 2010, respectively.

Restricted stock plans

The Company issues restricted stock under various plans for certain officers and directors. A supplemental stock benefit plan adopted in 1999 and the 2001, 2005, 2008, and 2010 Incentive Plans allow grants of restricted stock. The plans allow for the issuance of restricted stock awards that may not be sold or otherwise transferred until certain restrictions have lapsed. The holders of the restricted stock receive dividends and have the right to vote the shares. The fair value of the restricted stock shares awarded under these plans is recorded as unearned share-based compensation, a contra-equity account. The unearned compensation related to these awards is amortized to compensation expense over the vesting period (generally three to seven years). The total share-based compensation expense for these awards is determined based on the market price of the Company’s common stock at the date of grant applied to the total number of shares granted and is amortized over the vesting period. As of December 31, 2012, unearned share-based compensation associated with these awards totaled $22,421,000.

The following table represents the compensation expense that was included in salaries and employee benefits expense in the accompanying consolidated statements of income related to restricted stock grants for the years ended December 31:

(Dollars in thousands)	2012	2011	2010
Compensation expense related to restricted stock	$7,582	$6,784	$6,187

The following table represents unvested restricted stock award activity for the years ended December 31:

	2012	2011	2010
Balance, beginning of year	512,112	539,195	550,518
Granted	176,669	139,509	122,123
Forfeited	(13,164)	(35,823)	(8,933)
Earned and issued	(137,415)	(130,769)	(124,513)

Balance, end of year	538,202	512,112	539,195

Phantom stock awards

As part of the 2008 Incentive Compensation Plan and 2009 Phantom Stock Plan, the Company issues phantom stock awards to certain key officers and employees. The award is subject to a vesting period of five to seven years and is paid out in cash upon vesting. The amount paid per vesting period is calculated as the number of vested “share equivalents” multiplied by the closing market price of a share of the Company’s common stock on the vesting date. Share equivalents are calculated on the date of grant as the total award’s dollar value divided by the closing market price of a share of the Company’s common stock on the grant date. Award recipients are also entitled to a “dividend equivalent” on each unvested share equivalent held by the award recipient. A dividend equivalent is a dollar amount equal to the cash dividends that the participant would have been entitled to receive if the participant’s share equivalents were issued in shares of common stock. Dividend equivalents will be deemed to be reinvested as share equivalents that will vest and be paid out on the same date as the underlying share equivalents on which the dividend equivalents were paid. The number of share equivalents acquired with a dividend equivalent is determined by dividing the aggregate of dividend equivalents paid on the unvested share equivalents by the closing price of a share of the Company’s common stock on the dividend payment date.

The following table represents phantom stock award activity during the periods indicated. During the years ended December 31, 2012, 2011, and 2010, the Company recorded $2,185,000, $1,368,000 and $381,000, respectively, in compensation expense based on the number of share equivalents vested at the end of the period and the current market price of the Company’s stock.

	Number of share equivalents	Dividend equivalents	Total share equivalents	Value of share equivalents(1)
Balance, December 31, 2009	67,361	1,886	69,247	3,726,000
Granted	58,124	2,847	60,971	3,605,000
Forfeited share equivalents	(1,250)	(9)	(1,259)	74,000
Vested share equivalents	(5,041)	(983)	(6,024)	356,000

Balance, December 31, 2010	119,194	3,741	122,935	$7,269,000
Granted	131,099	6,152	137,251	6,766,000
Forfeited share equivalents	(5,917)	(179)	(6,096)	301,000
Vested share equivalents	(11,455)	(772)	(12,227)	622,000

Balance, December 31, 2011	232,921	8,942	241,863	$11,924,000
Granted	119,038	9,152	128,190	6,297,000
Forfeited share equivalents	(10,949)	(367)	(11,316)	556,000
Vested share equivalents	(22,281)	(1,692)	(23,973)	1,180,000

Balance, December 31, 2012	318,729	16,035	334,764	$16,444,000

(1)	Except for vested share payments, which are based on the cash paid at the time of vesting, the value of share equivalents is calculated based on the market price of the Company’s stock at the end of the respective periods. The market price of the Company’s stock was $49.12, $49.30, and $59.13 on December 31, 2012, 2011, and 2010, respectively.

401(k) profit sharing plan

The Company has a 401(k) Profit Sharing Plan covering substantially all of its employees. Annual employer contributions to the plan are set by the Board of Directors. The Company made contributions of $1,299,000, $1,177,000, and $739,000 for the years ended December 31, 2012, 2011, and 2010, respectively. The Plan provides, among other things, that participants in the Plan be able to direct the investment of their account balances within the Profit Sharing Plan into alternative investment funds. Participant deferrals under the salary reduction election may be matched by the employer based on a percentage to be determined annually by the employer.

NOTE 20 – COMMITMENTS AND CONTINGENCIES

Off-balance sheet commitments

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The same credit policies are used in these commitments as for on-balance sheet instruments. The Company’s exposure to credit loss in the event of nonperformance by the other parties is represented by the contractual amount of the financial instruments. At December 31, 2012, the fair value of guarantees under commercial and standby letters of credit was $622,000. This amount represents the unamortized fee associated with these guarantees and is included in the consolidated balance sheet of the Company. This fair value will decrease over time as the existing commercial and standby letters of credit approach their expiration dates.

At December 31, 2012 and 2011, the Company had the following financial instruments outstanding, whose contract amounts represent credit risk:

	Contract Amount
(Dollars in thousands)	2012	2011
Commitments to grant loans	$192,295	$243,458
Unfunded commitments under lines of credit	2,372,971	1,773,601
Commercial and standby letters of credit	62,207	49,530

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

Commercial and standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. These guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper issuance, bond financing, and similar transactions. The credit risk involved in issuing letters or credit is essentially the same as that involved in extending loan facilities to customers and as such, are collateralized when necessary, generally in the form of marketable securities and cash equivalents.

Legal proceedings

The nature of the business of the Company’s banking and other subsidiaries ordinarily results in a certain amount of claims, litigation, investigations and legal and administrative cases and proceedings, all of which are considered incidental to the normal conduct of business. Some of these claims are against entities or assets of which the Company is a successor or acquired in business acquisitions, and certain of these claims will be covered by loss sharing agreements with the FDIC. The Company has asserted defenses to these litigation claims and, with respect to such legal proceedings, intends to continue to defend itself vigorously, litigating or settling cases according to management’s judgment as to what is in the best interest of the Company and its shareholders.

The Company assesses its liabilities and contingencies in connection with outstanding legal proceedings utilizing the latest information available. Where it is probable that the Company will incur a loss and the amount of the loss can be reasonably estimated, the Company records a liability in its consolidated financial statements. These legal reserves may be increased or decreased to reflect any relevant developments on a quarterly basis. Where a loss is not probable or the amount of loss is not estimable, the Company does not accrue legal reserves. While the outcome of legal proceedings is inherently uncertain, based on information currently available, advice of counsel and available insurance coverage, the Company’s management believes that it has established appropriate legal reserves. Any liabilities arising from pending legal proceedings are not expected to have a material adverse effect on the Company’s consolidated financial position, consolidated results of operations or consolidated cash flows. However, in the event of unexpected future developments, it is possible that the ultimate resolution of these matters, if unfavorable, may be material to the Company’s consolidated financial position, consolidated results of operations or consolidated cash flows.

NOTE 21 – RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Company has granted loans to executive officers and directors and their affiliates amounting to $750,000 and $1,381,000 at December 31, 2012 and 2011, respectively. During the years ended December 31, 2012, 2011, and 2010, total principal additions were $252,000, $931,000, and $67,000, respectively. Total principal payments were $883,000, $317,000, and $444,000 for the years ended December 31, 2012, 2011, and 2010, respectively. Unfunded commitments to executive officers and directors and their affiliates totaled $390,000 and $131,000 at December 31, 2012 and 2011, respectively. None of the related party loans were classified as nonaccrual, past due, restructured or potential problem loans at December 31, 2012 or 2011.

Deposits from related parties held by the Company through IBERIABANK at December 31, 2012 and 2011 amounted to $6,155,000 and $5,070,000, respectively.

NOTE 22 – FAIR VALUE MEASUREMENTS

The Company has segregated all financial assets and liabilities that are measured at fair value on a recurring basis into the most appropriate level within the fair value hierarchy based on the inputs used to estimate the fair value at the measurement date in the tables below.

(Dollars in thousands)		Fair Value Measurements Using
Recurring Basis	December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description
Assets
Available-for-sale securities	$1,745,004	$—	$1,745,004	$—
Derivative instruments	42,119	—	42,119	—

Total	$1,787,123	$—	$1,787,123	$—

Liabilities
Derivative instruments	36,890	—	36,890	—

Total	$36,890	$—	$36,890	$—

(Dollars in thousands)		Fair Value Measurements Using
Recurring Basis	December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description
Assets
Available-for-sale securities	$1,805,205	$—	$1,804,120	$1,085
Derivative instruments	33,026	—	33,026	—

Total	$1,838,231	$—	$1,837,146	$1,085

Liabilities
Derivative instruments	35,010	—	35,010	—

Total	$35,010	$—	$35,010	$—

During 2012, available for sale securities with a market value of $1,085,000 at December 31, 2011 were transferred into the Level 2 fair value measurement category in the table above from the Level 3 category as disclosed at December 31, 2011. The security was issued by a municipal entity and was included in the Level 3 category at December 31, 2011 because their fair value was based on management’s estimate of the security’s fair value after recording an other-than-temporary impairment during the year ended December 31, 2011. At December 31, 2012, the fair value of this security was based on a trade price for similar assets, namely a similar security.

Gains and losses (realized and unrealized) included in earnings (or changes in net assets) during 2012 related to assets and liabilities measured at fair value on a recurring basis are reported in noninterest income or other comprehensive income as follows:

(Dollars in thousands)	Noninterest income	Other comprehensive income
Total gains (losses) included in earnings (or changes in net assets)	$11,670	$—

Change in unrealized gains (losses) relating to assets still held at December 31, 2012	—	20

The Company has segregated all financial assets and liabilities that are measured at fair value on a nonrecurring basis into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date in the tables below.

(Dollars in thousands)		Fair Value Measurements Using
Nonrecurring Basis	December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description
Assets
Loans	$6,388	$—	$6,388	$—
Mortgage loans held for sale	32,753	—	32,753	—
OREO	20,427	—	20,427	—

Total	$59,568	$—	$59,568	$—

(Dollars in thousands)		Fair Value Measurements Using
Nonrecurring Basis	December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description
Assets
Loans	$2,346	$—	$2,346	$—
OREO	14,930	—	14,930	—

Total	$17,276	$—	$17,276	$—

The tables above exclude the initial measurement of assets and liabilities that were acquired as part of the Florida Gulf, OMNI, Cameron, and Florida Trust Company acquisitions completed in 2012 and 2011. These assets and liabilities were recorded at their fair value upon acquisition in accordance with generally-accepted accounting principles and were not re-measured during the periods presented unless specifically required by generally accepted accounting principles. Acquisition date fair values represent either Level 2 fair value measurements (investment securities, OREO, property, equipment, and debt) or Level 3 fair value measurements (loans, deposits and core deposit intangible asset).

In accordance with the provisions of ASC Topic 310, the Company records loans considered impaired at their estimated fair value. A loan is considered impaired if it is probable the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Fair value is measured at the estimated fair value of the collateral for collateral-dependent loans. Impaired non-covered loans with an outstanding balance of $7,269,000 were recorded at their fair value at December 31, 2012. These loans include a reserve of $880,000 included in the Company’s allowance for credit losses at December 31, 2012. Impaired non-covered loans with an outstanding balance of $4,532,000 were recorded at their fair value at December 31, 2011. These loans include a reserve of $2,186,000 included in the Company’s allowance for credit losses at December 31, 2011.

During the second quarter of 2012, the Company announced plans to close ten branches during the third and fourth quarters of 2012 as part of its business strategy. The Company has notified customers of these branches and has received the required regulatory approvals to proceed with closure. Seven of the branches are located in Florida, two in Louisiana, and one in Arkansas. Five of these branches are owned by the Company, and five of the branches are leased under operating lease agreements. The five branches owned by the Company had a book value of $7,778,000 at the time of the announcement. The Company reviewed the carrying amount of the owned properties and concluded it exceeded the fair value of these branches at that date. As a result, the Company recorded an impairment loss in other noninterest expense of $2,743,000 in its consolidated statement of comprehensive income for year ended December 31, 2012. After the impairment loss, the carrying value of the branches was $4,214,000 and is included in other real estate owned (as real estate acquired for development or resale), a component of other assets on the consolidated balance sheet.

Fair value of the branches was based on a third-party broker opinion of value using both a comparable sales and cash flow approach. The Company did not modify the third-party pricing information for unobservable inputs.

The Company did not record any liabilities at fair value for which measurement of the fair value was made on a nonrecurring basis during the years ended December 31, 2012 and 2011.

The Company may elect the fair value option, which permits the Company to choose to measure eligible financial assets and liabilities at fair value at specified election dates and recognize prospective changes in unrealized gains and losses on items for which the fair value option has been elected in earnings at each reporting date. The Company has currently chosen not to elect the fair value option for any items that are not already required to be measured at fair value in accordance with generally accepted accounting principles, and as such has not included any gains or losses in earnings for years ended December 31, 2012 and 2011.

NOTE 23 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. ASC Topic 825 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and cash equivalents

The carrying amounts of cash and cash equivalents approximate their fair value.

Investment securities

Securities are classified within Level 1 where quoted market prices are available in an active market. If quoted market prices are unavailable, fair value is estimated using pricing models or quoted prices of securities with similar characteristics, at which point the securities would be classified within Level 2 of the hierarchy. Inputs include securities that have quoted prices in active markets for identical assets.

Loans

The fair values of non-covered mortgage loans receivable are estimated based on present values using entry-value rates (the interest rate that would be charged for a similar loan to a borrower with similar risk at the indicated balance sheet date) at December 31, 2012 and 2011, weighted for varying maturity dates. Other non-covered loans receivable are valued based on present values using entry-value interest rates at December 31, 2012 and 2011 applicable to each category of loans, which would be classified within Level 3 of the hierarchy. Fair values of mortgage loans held for sale are based on commitments on hand from investors or prevailing market prices. Covered loans are measured using projections of expected cash flows, exclusive of the shared-loss agreements with the FDIC. Fair value of the covered loans included in the table below reflects the current fair value of these loans, which is based on an updated estimate of the projected cash flow as of the dates indicated. The fair value associated with the loans include estimates related to expected prepayments and the amount and timing of undiscounted expected principal, interest and other cash flows, which also would be classified within Level 3 of the hierarchy.

Accrued Interest Receivable and Accrued Interest Payable: The carrying amount of accrued interest approximates fair value because of the short maturity of these financial instruments.

FDIC Loss Share Receivable: The fair value is determined using projected cash flows from loss sharing agreements based on expected reimbursements for losses at the applicable loss sharing percentages based on the terms of the loss share agreements. Cash flows are discounted to reflect the timing and receipt of the loss sharing reimbursements from the FDIC. The fair value of the Company’s FDIC loss share receivable would be categorized within Level 3 of the hierarchy.

Deposits

The fair values of NOW accounts, money market deposits and savings accounts are the amounts payable on demand at the reporting date. Certificates of deposit were valued using a discounted cash flow model based on the weighted-average rate at December 31, 2012 and 2011 for deposits of similar remaining maturities. The fair value of the Company’s deposits would therefore be categorized within Level 3 of the fair value hierarchy.

Short-term borrowings

The carrying amounts of short-term borrowings maturing within ninety days approximate their fair values.

Long-term debt

The fair values of long-term debt are estimated using discounted cash flow analyses based on the Company’s current incremental borrowing rates for similar types of borrowing arrangements. The fair value of the Company’s long-term debt would therefore be categorized within Level 3 of the fair value hierarchy.

Derivative instruments

Fair values for interest rate swap agreements are based upon the amounts required to settle the contracts. Fair values of the derivative instruments are estimated using prices of financial instruments with similar characteristics, and thus the instruments are classified within Level 2 of the fair value hierarchy.

Off-balance sheet items

The Company has outstanding commitments to extend credit and standby letters of credit. These off-balance sheet financial instruments are generally exercisable at the market rate prevailing at the date the underlying transaction will be completed. At December 31, 2012 and 2011, the fair value of guarantees under commercial and standby letters of credit was immaterial.

The estimated fair values and carrying amounts of the Company’s financial instruments are as follows at December 31:

	2012		2011
(Dollars in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets
Cash and cash equivalents	$970,977	$970,977	$573,296	$573,296
Investment securities	1,950,067	1,956,502	1,997,969	2,004,305
Loans and loans held for sale	8,766,055	8,800,563	7,541,050	7,916,049
FDIC loss share receivable	423,069	207,222	591,844	331,946
Derivative instruments	42,119	42,119	33,026	33,026
Accrued interest receivable	32,183	32,183	36,006	36,006

Financial Liabilities
Deposits	$10,748,277	$10,594,885	$9,289,013	$9,262,698
Short-term borrowings	303,045	303,045	395,543	395,543
Long-term debt	423,377	394,490	452,733	418,069
Derivative instruments	36,890	36,890	35,010	35,010
Accrued interest payable	6,615	6,615	6,978	6,978

The fair value estimates presented herein are based upon pertinent information available to management as of December 31, 2012 and 2011. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

NOTE 24 – RESTRICTIONS ON DIVIDENDS, LOANS AND ADVANCES

IBERIABANK is restricted under applicable laws in the payment of dividends to an amount equal to current year earnings plus undistributed earnings for the immediately preceding year, unless prior permission is received from the Commissioner of Financial Institutions for the State of Louisiana. Dividends payable by IBERIABANK in 2013 without permission will be limited to 2013 earnings plus an additional $28,120,000.

Funds available for loans or advances by IBERIABANK to the Company amounted to $129,318,000. In addition, any dividends that may be paid by IBERIABANK to the Company would be prohibited if the effect thereof would cause IBERIABANK’s capital to be reduced below applicable minimum capital requirements.

During any deferral period under the Company’s junior subordinated debt, the Company would be prohibited from declaring and paying dividends to common shareholders. See Note 14 to the consolidated financial statements for additional information.

NOTE 25 – CONDENSED PARENT COMPANY ONLY FINANCIAL STATEMENTS

Condensed financial statements of IBERIABANK Corporation (parent company only) are shown below. The parent company has no significant operating activities.

Condensed Balance Sheets

December 31, 2012 and 2011

(Dollars in thousands)	2012	2011
Assets
Cash in bank	$63,207	$98,390
Investment in subsidiaries	1,506,671	1,434,101
Other assets	89,966	75,061

Total assets	$1,659,844	$1,607,552

Liabilities and Shareholders’ Equity
Liabilities	$129,976	$124,891
Shareholders’ equity	1,529,868	1,482,661

Total liabilities and shareholders’ equity	$1,659,844	$1,607,552

Condensed Statements of Income

Years Ended December 31, 2012, 2011 and 2010

(Dollars in thousands)	2012	2011	2010
Operating income
Dividends from bank subsidiary	$70,000	$—	$—
Reimbursement of management expenses	94,053	74,664	41,313
Other income	(836)	(1,176)	1,209

Total operating income	163,217	73,488	42,522
Operating expenses
Interest expense	3,427	2,101	3,865
Salaries and employee benefits expense	76,527	63,505	49,816
Other expenses	47,309	33,546	24,744

Total operating expenses	127,263	99,152	78,425

Income (loss) before income tax (expense) benefit and increase in equity in undistributed earnings of subsidiaries	35,954	(25,664)	(35,903)

Income tax benefit	11,842	8,219	12,113

Income (loss) before equity in undistributed earnings of subsidiaries	47,796	(17,445)	(23,790)
Equity in undistributed earnings of subsidiaries	28,599	70,983	72,616

Net income	76,395	53,538	48,826
Preferred stock dividends	—	—	—

Income available to common shareholders	$76,395	$53,538	$48,826

Condensed Statements of Cash Flows

Years Ended December 31, 2012, 2011, and 2010

(Dollars in thousands)	2012	2011	2010

Cash flows from operating activities
Net income	$76,395	$53,538	$48,826

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,926	1,071	(892)
Net income of subsidiaries	(28,599)	(70,983)	(72,616)
Noncash compensation expense	9,907	9,114	7,797
Loss (gain) on sale of assets	7	—	(3)
Derivative (gains) losses on swaps	2	—	—
Cash retained from tax benefit associated with share-based payment arrangements	(1,221)	(1,454)	(637)
Other, net	(10,557)	(23,278)	(5,953)

Net cash provided by (used in) operating activities	50,860	(31,992)	(23,478)

Cash flows from investing activities
Cash received in excess of cash paid in acquisition	1,272	—	—
Proceeds from sale of premises and equipment	5	10	3
Purchases of premises and equipment	(4,173)	(3,655)	(4,586)
Capital contributed to subsidiary	(2,000)	(12,963)	(94,561)
Acquisition	—	—	(733)

Net cash used in investing activities	(4,896)	(16,608)	(99,877)

Cash flows from financing activities
Dividends paid to shareholders	(40,069)	(38,558)	(34,412)
Proceeds from long-term debt	—	—	—
Common stock issued	—	—	328,980
Repayments of long-term debt	(2,867)	(13,500)	—
Costs of issuance of common stock	—	—	—
Payments to repurchase common stock	(42,245)	(43,219)	(1,500)
Proceeds from sale of treasury stock for stock options exercised	2,813	6,807	1,631
Cash retained from tax benefit associated with share-based payment arrangements	1,221	1,454	637

Net cash (used in) provided by financing activities	(81,147)	(87,016)	295,336

Net (decrease) increase in cash and cash equivalents	(35,183)	(135,616)	171,981

Cash and cash equivalents at beginning of period	98,390	234,006	62,025

Cash and cash equivalents at end of period	$63,207	$98,390	$234,006

NOTE 26 – QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

(Dollars in thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

Year Ended December 31, 2012

Total interest income	$109,187	$109,283	$111,951	$114,779
Total interest expense	17,326	16,111	15,225	14,789

Net interest income	91,861	93,172	96,726	99,990
Provision for credit losses	2,857	8,895	4,053	4,866

Net interest income after provision for loan losses	89,004	84,277	92,673	95,124
Gain (loss) on sale of investments, net	2,836	901	41	(4)
Other noninterest income	34,560	40,793	46,512	50,358
Noninterest expense	99,873	109,022	109,848	113,441

Income before income taxes	26,527	16,949	29,378	32,037
Income tax expense	7,134	4,389	8,144	8,829

Net income	$19,393	$12,560	21,234	$23,208
Preferred stock dividends	—	—	—	—

Income available to common shareholders	$19,393	$12,560	$21,234	$23,208
Earnings allocated to unvested restricted stock	(364)	(240)	(406)	(428)

Earnings available to common shareholders - Diluted	$19,029	$12,320	$20,828	$22,780

Earnings per share - basic	$0.66	$0.43	$0.73	$0.79
Earnings per share - diluted	0.66	0.43	0.73	0.79

(Dollars in thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

Year ended December 31, 2011

Total interest income	$99,434	$97,127	$111,966	$111,799
Total interest expense	20,686	21,162	20,995	19,226

Net interest income	78,748	75,965	90,971	92,573
Provision for credit losses	5,471	9,990	6,127	4,278

Net interest income after provision for loan losses	73,277	65,975	84,844	88,295
Gain (Loss) on sale of investments, net	47	1,428	1,206	793
Other noninterest income	28,248	29,560	35,914	34,662
Noninterest expense	81,732	92,706	99,566	99,726

Income before income taxes	19,840	4,257	22,398	24,024
Income tax expense	5,193	(929)	6,051	6,667

Net income	$14,647	$5,186	16,347	$17,357
Preferred stock dividends	—	—	—	—

Income available to common shareholders	$14,647	$5,186	$16,347	$17,357
Earnings allocated to unvested restricted stock	(291)	(87)	(290)	(307)

Earnings available to common shareholders - Diluted	$14,356	$5,099	$16,057	$17,050

Earnings per share - basic	$0.54	$0.19	$0.55	$0.59
Earnings per share - diluted	0.54	0.18	0.54	0.59

As discussed further in Note 1, the Company has corrected its historical consolidated statements of cash flows for the years ended December 31, 2011 and 2010 for the impact of an error in reporting certain non-cash activity between its operating and investing cash flows. The following table presents the effect of these corrections on the Company’s Statements of Cash Flows for the year-to-date periods ended March 31, June 30, and September 30 for the years indicated.

(Dollars in thousands)	As Previously Reported	Adjustment	As Adjusted

Selected Cash Flow Data

2012
For the Three Months Ended March 31, 2012
(Increase) decrease in other assets	$4,200	$684	$4,884
Net Cash (Used in) Provided by Operating Activities	54,243	684	54,927
Increase in loans receivable, net, excluding loans acquired	(101,618)	(684)	(102,302)
Net Cash (Used in) Provided by Investing Activities	$(46,994)	$(684)	$(47,678)

For the Six Months Ended June 30, 2012
(Increase) decrease in other assets	$(11,609)	$10,633	$(976)
Net Cash (Used in) Provided by Operating Activities	19,303	10,633	29,936
Increase in loans receivable, net, excluding loans acquired	(351,982)	(10,633)	(362,615)
Net Cash (Used in) Provided by Investing Activities	$(310,258)	$(10,633)	$(320,891)

For the Nine Months Ended September 30, 2012
(Increase) decrease in other assets	$(23,963)	$33,786	$9,823
Net Cash (Used in) Provided by Operating Activities	10,239	33,786	44,025
Increase in loans receivable, net, excluding loans acquired	(596,443)	(33,786)	(630,229)
Net Cash (Used in) Provided by Investing Activities	$(304,863)	$(33,786)	$(338,649)

2011
For the Three Months Ended March 31, 2011
(Increase) decrease in other assets	$4,918	$6,784	$11,702
Net Cash (Used in) Provided by Operating Activities	51,884	6,784	58,668
Increase in loans receivable, net, excluding loans acquired	(72,086)	(6,784)	(78,870)
Net Cash (Used in) Provided by Investing Activities	$(1,201)	$(6,784)	$(7,985)

For the Six Months Ended June 30, 2011
(Increase) decrease in other assets	$(23,018)	$26,706	$3,688
Net Cash (Used in) Provided by Operating Activities	42,598	26,706	69,304
Increase in loans receivable, net, excluding loans acquired	(275,961)	(26,706)	(302,667)
Net Cash (Used in) Provided by Investing Activities	$19,338	$(26,706)	$(7,368)

For the Nine Months Ended September 30, 2011
(Increase) decrease in other assets	$(29,742)	$30,184	$442
Net Cash (Used in) Provided by Operating Activities	(14,066)	30,184	16,118
Increase in loans receivable, net, excluding loans acquired	(322,254)	(30,184)	(352,438)
Net Cash (Used in) Provided by Investing Activities	$215,382	$(30,184)	$185,198

Corporate Information

Corporate Headquarters

IBERIABANK Corporation

200 West Congress Street

Lafayette, LA 70501

337.521.4012

Corporate Mailing Address

P.O. Box 52747

Lafayette, LA 70505-2747

Annual Meeting

IBERIABANK Corporation Annual Meeting of Shareholders will be held on Monday, May 6, 2013 at 4:00 p.m. at the Hotel Inter-Continental located at 444 Saint Charles Avenue, New Orleans, Louisiana.

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

Daryl G. Byrd, President and CEO

337.521.4003

John R. Davis, Senior Executive Vice President

337.521.4005

Internet Addresses

www.iberiabank.com

www.iberiabankmortgage.com

www.lenderstitle.com

www.utla.com

www.iberiabankcreditcards.com

Stock Information

	MARKET PRICE			DIVIDENDS DECLARED
2011	HIGH	LOW	CLOSING
First Quarter	$60.90	$54.82	$60.13	$0.34
Second Quarter	$60.96	$54.46	$57.64	$0.34
Third Quarter	$59.64	$42.51	$47.06	$0.34
Fourth Quarter	$54.06	$45.40	$49.30	$0.34

	MARKET PRICE			DIVIDENDS DECLARED
2012	HIGH	LOW	CLOSING
First Quarter	$55.67	$49.83	$53.47	$0.34
Second Quarter	$54.03	$45.53	$50.45	$0.34
Third Quarter	$51.87	$44.46	$45.80	$0.34
Fourth Quarter	$50.55	$44.28	$49.12	$0.34

At February 21, 2013, IBERIABANK Corporation had approximately 2,487 shareholders of record.

Securities Listing

IBERIABANK Corporation’s common stock trades on the NASDAQ Global Select Market under the symbol “IBKC.” In local and national newspapers, the company is listed under “IBERIABANK.”

Dividend Restrictions

The majority of the Company’s revenue is from dividends declared and paid to the company by its subsidiary financial institutions, which are subject to laws and regulations that limit the amount of dividends and other distributions they can pay. In addition, the Company and these subsidiaries are required to maintain capital at or above regulatory minimums and to remain “well-capitalized” under prompt corrective action regulations. The declaration and payment of dividends on the Company’s capital stock also is subject to contractual restrictions. See Note 14- Long-Term Debt, Note 18- Capital Requirements and Other Regulatory Matters and Note 24- Restrictions on Dividends, Loans and Advances to the Consolidated Financial Statements.

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