Form 10-K, Exhibit 13
period 2013-12-31
IBERIABANK CORP
filed 2014-02-28
CIK 933141

Exhibit 13

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is intended to assist readers in understanding the consolidated financial condition and results of operations of IBERIABANK Corporation and its wholly owned subsidiaries (collectively, the “Company”) as of December 31, 2013. This discussion should be read in conjunction with the audited consolidated financial statements, accompanying footnotes and supplemental financial data, as well as other sections of this Annual Report on Form 10-K included herein. The emphasis of this discussion will be amounts for the years ended 2013, 2012 and 2011. Financial information for prior years will also be presented when appropriate. Certain amounts in prior year presentations have been reclassified to conform to the current year presentation, except as otherwise noted.

To the extent that statements in this Report relate to future plans, objectives, financial results or performance of the Company, these statements are deemed to be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements, which are based on management’s current information, estimates and assumptions and the current economic environment, are generally identified by use of the words “may”, “plan”, “believe”, “expect”, “intend”, “will”, “should”, “continue”, “potential”, “anticipate”, “estimate”, “predict”, “project” or similar expressions, or the negative of these terms or other comparable terminology, including statements related to the expected timing of the closing of proposed mergers, the expected returns and other benefits of the proposed mergers to shareholders, expected improvement in operating efficiency resulting from the mergers, estimated expense reductions, the impact on and timing of the recovery of the impact on tangible book value, and the effect of the mergers on the Company’s capital ratios. The Company’s actual strategies and results in future periods may differ materially from those currently expected due to various risks and uncertainties.

Actual results could differ materially because of factors such as the level of market volatility, our ability to execute our growth strategy, including the availability of future bank acquisition opportunities, unanticipated losses related to the integration of, and refinements to purchase accounting adjustments for, acquired businesses and assets and assumed liabilities in these transactions, adjustments of fair values of acquired assets and assumed liabilities and of deferred taxes in acquisitions, actual results deviating from the Company’s current estimates and assumptions of timing and amounts of cash flows, credit risk of our customers, effects of the on-going correction in residential real estate prices and reduced levels of home sales, our ability to satisfy new capital and liquidity standards such as those imposed by the Dodd-Frank Act and those adopted by the Basel Committee and federal banking regulators, sufficiency of our allowance for loan losses, changes in interest rates, access to funding sources, reliance on the services of executive management, competition for loans, deposits and investment dollars, reputational risk and social factors, changes in government regulations and legislation, increases in FDIC insurance assessments, geographic concentration of our markets and economic conditions in these markets, rapid changes in the financial services industry, dependence on our operational, technological, and organizational systems or infrastructure and those of third-party providers of those services, hurricanes and other adverse weather events, the modest trading volume of our common stock, and valuation of intangible assets. Those and other factors that may cause actual results to differ materially from these forward-looking statements are discussed in the Company’s Annual Report on Form 10-K and other filings with the Securities and Exchange Commission (the “SEC”), available at the SEC’s website, http://www.sec.gov, and the Company’s website, http://www.iberiabank.com, under the heading “Investor Information.” All information in this discussion is as of the date of this Report. The Company undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in the Company’s expectations.

Included in this discussion and analysis are descriptions of the composition, performance, and credit quality of the Company’s loan portfolio. The Company has three descriptions of loans that are used to categorize the portfolio into its distinct risks and rewards to the consolidated financial statements. “Acquired loans” refer to all loans acquired in a business combination. Because of the loss protection provided by the Federal Deposit Insurance Corporation (the “FDIC”), the risks of the loans and foreclosed real estate acquired in the CapitalSouth Bank (“CSB”), Orion Bank (“Orion”), Century Bank (“Century”), and Sterling Bank (“Sterling”) acquisitions, excluding consumer loans acquired from Sterling, are significantly different from those assets not similarly covered by loss share agreements. Accordingly, the Company reports loans subject to the loss share agreements as “covered loans” and loans that are not subject to the loss share agreements as “non-covered loans.” The subset of acquired loans that is not subject to loss share agreements are referred to as “non-covered acquired loans.” Loans that are neither subject to loss share agreements nor acquired in a business combination are referred to as “legacy loans” or “organic loans.”

EXECUTIVE OVERVIEW

The Company offers commercial and retail banking products and services to customers in locations in six states through its subsidiary, IBERIABANK. The Company also operates mortgage production offices in 12 states through IBERIABANK’s subsidiary, IBERIABANK Mortgage Company (“IMC”), and offers a full line of title insurance and closing services throughout Arkansas and Louisiana through Lenders Title Company (“LTC”) and its subsidiaries. IBERIA Capital Partners L.L.C. (“ICP”) provides equity research, institutional sales and trading, and corporate finance services. IB Aircraft Holdings, LLC owns a fractional share of an aircraft used by management of the Company and its subsidiaries. IBERIA Asset Management, Inc. (“IAM”) provides wealth management and trust services for commercial and private banking clients. IBERIA CDE, L.L.C. (“CDE”) is engaged in the purchase of tax credits. Selected financial and other data for the past five years is shown in the following tables.

TABLE 1—SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA(1)

	Years Ended December 31,
(Dollars in thousands, except per share data)	2013	2012	2011	2010	2009
Balance Sheet Data
Total assets	$13,365,550	$13,129,678	$11,757,928	$10,026,766	$9,695,955
Cash and cash equivalents	391,396	970,977	573,296	337,778	175,397
Loans	9,492,019	8,498,580	7,388,037	6,035,332	5,784,365
Investment securities	2,090,906	1,950,066	1,997,969	2,019,814	1,580,837
Goodwill and other intangible assets	423,934	428,654	401,743	263,925	260,144
Deposits	10,737,000	10,748,277	9,289,013	7,915,106	7,556,148
Borrowings	961,043	726,422	848,276	652,579	1,009,215
Shareholders’ equity	1,530,979	1,529,868	1,482,661	1,303,457	961,318
Book value per share (2)	51.40	51.88	50.48	48.50	46.38
Tangible book value per share (2) (4)	37.17	37.34	36.80	38.68	33.88

	Years Ended December 31,
(Dollars in thousands, except per share data)	2013	2012	2011	2010	2009
Income Statement Data
Interest income	$437,197	$445,200	$420,327	$396,371	$270,387
Interest expense	46,953	63,450	82,069	114,744	97,602

Net interest income	390,244	381,750	338,258	281,627	172,785
Provision for loan losses	5,145	20,671	25,867	42,451	45,370

Net interest income after provision for loan losses	385,099	361,079	312,391	239,176	127,415
Non-interest income	168,958	175,997	131,859	133,890	344,537
Non-interest expense	473,085	432,185	373,731	304,249	223,260

Income before income taxes	80,972	104,891	70,519	68,817	248,692
Income taxes	15,869	28,496	16,981	19,991	90,338

Net income	65,103	76,395	53,538	48,826	158,354
Earnings per share – basic	$2.20	$2.59	$1.88	$1.90	$8.49
Earnings per share – diluted	2.20	2.59	1.87	1.88	8.41
Cash earnings per share – diluted	2.30	2.70	1.98	2.01	8.52
Cash dividends per share	1.36	1.36	1.36	1.36	1.36

	As of and For the Years Ended December 31,
	2013	2012	2011	2010	2009
Key Ratios (3)
Return on average assets	0.50%	0.63%	0.49%	0.47%	2.48%
Return on average common equity	4.26	5.05	3.77	3.91	20.08
Return on average tangible common equity (4)	6.20	7.21	5.30	5.27	30.66
Equity to assets at end of period	11.45	11.65	12.61	13.00	9.91
Earning assets to interest-bearing liabilities	132.74	127.62	121.74	119.27	118.34
Interest rate spread (5)	3.26	3.43	3.34	2.84	2.78
Net interest margin (TE) (5) (6)	3.38	3.58	3.51	3.05	3.09
Non-interest expense to average assets	3.64	3.57	3.43	2.95	3.49
Efficiency ratio (7)	84.60	77.49	79.50	73.22	43.16
Tangible efficiency ratio (TE) (Non-GAAP) (6) (7)	82.08	74.91	76.71	70.43	41.96
Common stock dividend payout ratio	62.11	52.50	73.61	74.75	16.13
Asset Quality Data
Nonperforming assets to total assets at end of period (8)	0.61%	0.69%	0.86%	0.91%	0.91%
Allowance for credit losses to nonperforming loans at end of period (8)	175.26	150.57	132.98	122.59	124.14
Allowance for credit losses to total loans at end of period	0.95	1.10	1.40	1.40	1.36
Consolidated Capital Ratios
Tier 1 leverage capital ratio	9.70%	9.70%	10.45%	11.24%	9.99%
Tier 1 risk-based capital ratio	11.57	12.92	14.94	18.48	13.34
Total risk-based capital ratio	12.82	14.19	16.20	19.74	14.71

(1)

2009 Balance Sheet, Income Statement, and Asset Quality Data, as well as Key Ratios and Consolidated Capital Ratios, are impacted by the Company’s acquisitions of CSB on August 21, 2009 and Orion and Century on November 13, 2009. The same data for 2010 is impacted by the Company’s acquisition of Sterling on July 23, 2010. 2011 data is impacted by the Company’s acquisitions of OMNI Bancshares, Inc. (“OMNI”) and Cameron Bancshares, Inc. (“Cameron”) on May 31, 2011 and Florida Trust Company (“FTC”) on June 14, 2011. 2012 data is impacted by the Company’s acquisition of Florida Gulf Bancorp, Inc. (“Florida Gulf”) on July 31, 2012.

(2)	Shares used for book value purposes are net of shares held in treasury at the end of the period.
(3)	With the exception of end-of-period ratios, all ratios are based on average daily balances during the respective periods.
(4)	Tangible calculations eliminate the effect of goodwill and acquisition-related intangible assets and the corresponding amortization expense on a tax-effected basis where applicable.
(5)

Interest rate spread represents the difference between the weighted average yield on earning assets and the weighted average cost of interest-bearing liabilities. Net interest margin represents net interest income as a percentage of average net earning assets.

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

The Company’s focus is that of a high performing institution. Management believes that improvement in core earnings drives shareholder value, and the Company has adopted a mission statement that is designed to provide guidance for our management, associates and Board of Directors regarding the sense of purpose and direction of the Company. In 2013, the Company reviewed its long-term financial and strategic goals in light of changes affecting the banking industry, including evolving economic conditions, a change in regulatory environment, and interest rate fluctuations. The Company strives to improve long-term shareholder returns by setting challenging financial goals and executing these goals in consideration of the current and anticipated operating and regulatory environment. We are shareholder- and client-focused, expect high performance from our associates, believe in a strong sense of community and strive to make the Company a great place to work.

During 2013, the Company continued to execute its business model successfully, as evidenced by solid organic loan growth during the year, despite the challenges of the current operating environment, which include regulatory developments, increased competition, enhanced regulatory scrutiny and continued interest rate pressure. The Company also continued to develop its non-interest revenue streams, particularly from its wealth management and mortgage production subsidiaries. In 2013, the Company also focused on improving its short- and long-term profitability through a number of cost saving initiatives implemented throughout the year. As a result of its efforts throughout 2013, the Company believes it remains well positioned for future growth opportunities, as evidenced by the strength in its liquidity, core funding, and capitalization levels. During 2013, operating results were significantly impacted by three events.

First, the adoption of a new accounting standard, ASU No. 2012-06, reduced the remaining period over which the Company’s indemnification assets will be amortized. As a result of the shortened amortization period, and based on current cash flow expectations and other assumptions, the Company’s indemnification asset amortization increased amortization expense for the year ended December 31, 2013 by $23.3 million compared to the methodology in place prior to adoption of ASU 2012-06.

Second, the Company concluded that certain previously expected losses are probable of not being collected from the FDIC. Based on improving economic trends, their impact on the amount and timing of expected future cash flows, and delays in the foreclosure process, these projected losses are no longer anticipated to occur or will occur beyond the reimbursable periods of the loss share agreements with the FDIC. As a result, the Company impaired the indemnification assets by $31.8 million through a charge of that amount to earnings.

Third, as part of its ongoing business strategy that includes a periodic review of its branch network to maximize shareholder return, the Company closed or consolidated 14 branches during 2013, four during the first quarter of 2013 and ten during the third quarter of 2013. As part of these branch closures, the Company incurred various disposal costs during the year ended December 31, 2013, including personnel termination costs, contract termination costs, and fixed asset disposals. Total expenses for these closures were $6.9 million.

In 2013, the Company continued to experience growth in both income statement and balance sheet metrics. These areas of growth were driven by investments in markets and business lines. For the year, net interest income grew $8.5 million while non-interest income decreased $7.0 million. Non-covered loans grew by $1.4 billion, or 18.5%, during 2013 to $8.8 billion at December 31, 2013, while covered loans decreased by $373.0 million. The mix of deposits continued a shift to non-interest-bearing, which represented 24.0% of total deposits as of December 31, 2013, up from 18.3% at December 31, 2012. In 2013, the Company’s liquidity, both on balance sheet and off balance sheet, continued to be favorable, exhibited by liquidity ratios that exceeded peer levels. The Company had cash of $391.4 million at December 31, 2013, and the Company has funding availability from the Federal Home Loan Bank (the “FHLB”) and correspondent bank lines to continue to meet cash flow needs. Additionally, its capital ratios were considerably in excess of “well capitalized” from a regulatory perspective and above peer levels, and its primary risk measures remained favorable. All of these factors allowed the Company to maintain its strategic positioning within the challenging banking environment and provided a strong base from which to continue to grow its balance sheet and remain positioned to provide currently anticipated increases in shareholder value in 2014.

During 2012, the Company’s mortgage origination and title businesses delivered record years and helped to drive non-interest income growth over 2011. These two businesses continue to contribute to profitability in 2013, as mortgage sales volume decreased less than 3% from the twelve-month period of 2012. Title income was $20.5 million, down only 2.2% when compared to 2012. Additionally, the Company’s investment in the trust and wealth management businesses continue to pay off, as brokerage commissions increased 21.5% over 2012. Overall, non-interest income decreased $7.0 million to $169.0 million for the year, a 4.0% decrease, and was driven by a decrease in total mortgage income of $13.9 million. The decrease in mortgage income was a result of the fair value adjustments on the Company’s mortgage loan derivatives, and not a result of a significant reduction in originations and sales. Derivative adjustments were $14.3 million lower than in 2012.

In 2013, non-interest expense increased 9.5% from 2012. On a basis consistent with generally accepted accounting principles (“GAAP”), non-interest expenses for the year ended December 31, 2013 were $473.1 million, $40.9 million higher than 2012. The largest component of the increase was a $31.8 million impairment of the Company’s FDIC loss share receivables during the first quarter of 2013, noted above. In addition to the impairment, the $6.9 million in branch closure costs also noted above contributed to the increase in non-interest expenses from the prior year. Non-interest expense, excluding the impairment and other non-operating items (“non-GAAP”, see table 3 below) totaled $428.5 million in 2013, an increase of $10.4 million versus the prior year. The increase in operating non-interest expense was a result of higher employee-related expenses as the Company continues growing its business lines. On a GAAP basis, non-interest expense increased due to the factors contributing to the increase in non-GAAP non-interest expense, but was offset by a reduction in merger-related expenses of $4.3 million.

The provision for loan losses decreased $15.5 million during 2013 compared to 2012, due primarily to an improvement in asset quality in the legacy portfolio over the past 12 months, but also from a reversal of provision to account for expected losses in the non-covered acquired loan portfolio.

All of these factors led net income available to common shareholders for the year ended December 31, 2013 to decrease $11.3 million to $2.20 per diluted share. Operating earnings (non-GAAP) for 2013 increased $10.9 million to $92.5 million, or $3.12 on a per share basis, a $0.38 increase per share.

Acquisition Activity

Over the past 14 years, the Company’s growth has included growth from targeted acquisitions the Company determined would provide additional value to existing shareholders and be a strong strategic fit with the Company.

During 2012, the Company completed the acquisition of Florida Gulf Bancorp, Inc., the holding company of Florida Gulf Bank, headquartered in Fort Myers, Florida. The acquisition expanded the Company’s presence in southwest Florida. In addition to the Florida Gulf acquisition, the Company has been an active acquirer over the previous ten years. From 2003 through 2012, the Company completed the following acquisitions, presented with selected assets and liabilities acquired and intangible assets created for each acquisition:

TABLE 2—SUMMARY OF ACQUISITION ACTIVITY FROM 2003 TO 2012

Acquisition	Acquisition Date	Total Assets Acquired	Total Loans Acquired	Total Deposits Acquired	Goodwill	Other Intangible Assets
Acadiana Bancshares, Inc.	2003	$308.1	$189.6	$210.0	$24.1	$4.4
Alliance Bank of Baton Rouge	2004	71.7	53.1	61.8	5.2	1.2
American Horizons Bancorp, Inc.	2005	243.8	194.7	192.7	28.1	5.0
Pocahontas Bancorp, Inc.	2007	700.2	409.9	582.4	42.0	7.0
Pulaski Investment Corporation	2007	477.2	367.7	422.6	92.4	10.9
United Title of Louisiana, Inc.	2007	0.4	—	—	4.2	1.2
Kingdom Capital Management, Inc.	2008	0.7	—	—	0.6	—
American Abstract and Title Company	2008	5.1	—	—	5.0
ANB Financial, N.A.	2008	239.9	1.9	189.7	—	1.9
CapitalSouth Bank	2009	610.7	363.1	517.9	—	0.4
Orion Bank	2009	2,377.3	961.1	1,883.1	—	10.4
Century Bank, FSB	2009	812.0	417.6	615.8	—	2.2
Sterling Bank	2010	314.2	151.3	287.0	7.1	1.6
OMNI BANCSHARES, Inc.	2011	745.3	441.4	635.6	63.8	0.8
Cameron Bancshares, Inc.	2011	761.6	382.1	567.3	71.4	5.2
Florida Trust Company	2011	1.4	—	—	0.1	1.3
Florida Gulf Bancorp, Inc.	2012	339.7	215.8	286.0	32.4	—

Total Acquisitions, 2003-2012		$8,009.3	$4,149.3	$6,451.9	$376.4	$53.5

In addition to the Company’s completed acquisitions in prior years, during the third quarter of 2013, the Company announced the signing of a definitive agreement to acquire the Memphis, Tennessee operations of Trust One Bank, a division of Synovus Bank. The acquisition was completed in the first quarter of 2014, and will expand the Company’s presence in the Memphis market in 2014.

During the first quarter of 2014, the Company also announced the signing of a definitive agreement to acquire Teche Holding Company (“Teche”), the holding company for New Iberia, Louisiana-based Teche Federal Bank. The acquisition has been approved by the Board of Directors of each company and is expected to close in the second quarter of 2014. Completion of the acquisition is subject to customary closing conditions, including the receipt of required regulatory approvals and the approval of Teche’s shareholders. The proposed transaction would expand the Company’s presence in the Acadiana region of Louisiana through the acquisition of 20 branches in the area.

Also during the first quarter of 2014, the Company announced the signing of a definitive agreement to acquire First Private Holdings, Inc. (“First Private”), the holding company of First Private Bank of Texas, a Dallas, Texas-based bank with two bank branches. Similar to the Teche acquisition, the transaction has also been approved by the Board of Directors of each company and is expected to close in the second quarter of 2014, and is also subject to customary closing conditions. The proposed transaction would expand the Company’s presence into the Dallas, Texas market.

The Company believes these acquisitions, as well as a continued focus on high quality organic growth, improvements in efficiency, and development of fee-based businesses, will allow the Company to achieve its long-term objectives into 2014 and continue to improve long-term shareholder value.

FINANCIAL OVERVIEW

The Company’s net income available to common shareholders for the year ended December 31, 2013 totaled $65.1 million, or $2.20 per diluted share, compared to $76.4 million, or $2.59 per diluted share, for 2012. On an operating basis (non-GAAP), per share earnings were $3.12 per share, up $0.38 from the $2.74 in operating earnings per share in 2012. Primary drivers of the increase in operating earnings over the prior year include the earnings from the net assets acquired from Florida Gulf, organic earning asset growth, and a decrease in income tax expense. Key components of the Company’s 2013 performance are summarized below.

•

Net interest income increased $8.5 million, or 2.2%, in 2013 when compared to 2012. This increase was attributable to a $16.5 million, or 26.0%, decrease in interest expense, but was offset partially by an $8.0 million decrease in interest income. Interest income was positively affected by a $903.0 million increase in average earning assets, due to both the full-year inclusion of Florida Gulf earning assets in the current year and the organic growth in loans since December 31, 2012. The increase in income due to growth in the Company’s earning asset base was offset by a 38 basis point decline in the yield earned on these assets, primarily the result of a 46 basis point decrease in net loan yield. The net loan yield was negatively impacted by a 173 basis point decrease in the covered loan yield, driven by additional amortization on the loss share receivables. Compared to 2012, the Company’s net interest margin ratio on a tax-equivalent basis decreased to 3.38% from 3.58% due to changes in the volume and mix of the Company’s assets and liabilities, the increased amortization of the loss share receivables, and rate decreases driven by federal funds, Treasury, and other Company borrowing rate decreases during 2013.

•

Non-interest income totaled $169.0 million for 2013, a decrease of 4.0% when compared to 2012. The decrease was primarily driven by a decrease in the valuation of the Company’s mortgage-related derivatives, and a lower margin on the sales of mortgage loans, both of which negatively impacted mortgage income. However, the Company had a $2.9 million increase in broker commissions, as well as an increase of $2.0 million in service charges that partially offset the mortgage income decrease between the two periods.

•

Non-interest expense increased $40.9 million from 2012 and was attributable primarily to the non-recurring items noted previously. Excluding these expenses, non-interest expenses increased primarily as a result of higher salary and employee benefit costs of $11.2 million and increased occupancy and equipment and other branch expenses resulting from the Company’s expanded footprint. These increases were offset by decreases in numerous other non-interest expenses, including professional services, marketing and business development, OREO, travel, and credit-related expenses.

•

During 2013, the Company incurred costs associated with previously announced branch closures that affected the Company’s net income and per-share earnings. The Company incurred these costs to improve its long-term operating efficiency, risk-adjusted profitability, and long-term growth prospects. The total cost of these initiatives, $6.9 million, affected total non-interest expense and is discussed in further detail in the “Non-interest expense” section below. On a per-share basis, the branch closure costs, which include fixed asset write-downs, accelerated depreciation, and severance expenses, affected diluted earnings per share for the year ended December 31, 2013 by $0.15.

•

The Company recorded a provision for loan losses of $5.1 million in 2013, $15.5 million below the provision recorded in 2012. The provision in 2013 was impacted by loan growth during the period, but was tempered by an overall improvement in the Company’s asset quality, especially in its non-covered, non-acquired portfolio. The improvement in asset quality from December 31, 2012 has offset the need for a higher allowance for loan losses as a result of loan growth in 2013. As of December 31, 2013, the allowance for loan losses as a percent of total loans was 1.51%, compared to 2.96% at December 31, 2012, and was 52.5% of nonperforming loans at December 31, 2013, compared to 46.1% at the end of 2012.

•

The Company paid a quarterly cash dividend of $0.34 per common share in each quarter of 2013, resulting in dividends of $1.36 for the year-to-date period. These amounts were consistent with the dividends paid in 2012.

•

Total assets at December 31, 2013 were $13.4 billion, up $235.9 million, or 1.8%, from December 31, 2012. Non-covered loan growth of $1.4 billion across many of the Company’s markets and $140.8 million in additional investment securities drove the increase in total assets. Offsetting these increases were decreases in cash held (which was used primarily to fund earning asset growth), covered assets, and the receivables associated with the indemnification agreements with the FDIC. Due to the impairment and amortization of the FDIC loss share receivable, as well as cash receipts from the FDIC, the balances decreased $260.8 million, or 61.6%, since December 31, 2012, and covered loans decreased $373.0 million since the end of 2012.

•

Total loans at December 31, 2013 were $9.5 billion, an increase of $993.4 million, or 11.7%, from $8.5 billion at December 31, 2012. As noted above, loan growth during 2013 was driven by an 18.5% increase in non-covered loans. Covered loans decreased 34.1% from December 31, 2012, as covered loans were paid down or charged-off and submitted for reimbursement.

•

Total customer deposits decreased $11.3 million, or less than 1%, to $10.7 billion at December 31, 2013. Non-interest-bearing deposits increased $608.3 million, or 30.9%, but that growth was offset by a decrease of $619.6 million in interest-bearing deposits. The decrease in the Company’s interest-bearing deposits was primarily the result of a $443.6 million, or 20.6%, decrease in time deposits from December 31, 2012, the result of the Company’s effort to prudently align the deposit base with liquidity needs. Interest-bearing demand deposits decreased $176.0 million, or 2.7%. Although deposit competition remained intense, the Company was able to generate growth across many of its deposit products. Organic deposit growth was driven by growth in the Company’s Birmingham, Alabama, Baton Rouge, Louisiana, and Houston, Texas markets.

•

Shareholders’ equity increased $1.1 million, or less than 1% from year-end 2012. The increase was driven by net income of $65.1 million, but was offset by $40.4 million in dividends paid and a $41.0 million decrease in other comprehensive income, a result of the change in the unrealized gain in the Company’s available for sale investment portfolio due to the decrease in interest rates at the end of the fourth quarter of 2013.

The discussion and analysis below contains financial information determined by methods other than in accordance with GAAP. The Company’s management uses these non-GAAP financial measures in their analysis of the Company’s performance. These measures typically adjust GAAP performance measures to exclude the effects of the amortization of intangibles and include the tax benefit associated with revenue items that are tax-exempt, as well as adjust income available to common shareholders for certain significant activities or transactions that, in management’s opinion, are infrequent in nature. Since the presentation of these GAAP performance measures and their impact differ between companies, management believes presentations of these non-GAAP financial measures provide useful supplemental information that is essential to a proper understanding of the operating results and metrics of the Company’s core businesses. These non-GAAP disclosures should not be viewed as a substitute for operating results and metrics determined in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures that may be presented by other companies. Reconciliations of GAAP to non-GAAP disclosures are included in the table below.

TABLE 3—RECONCILIATIONS OF NON-GAAP FINANCIAL MEASURES

	2013			2012			2011
(Dollars in thousands, except per share amounts)	Pre-tax	After-tax	Per share (1)	Pre-tax	After-tax	Per share (1)	Pre-tax	After-tax	Per share (1)
Net income (GAAP)	$80,972	$65,103	$2.20	$104,891	$76,395	$2.59	$70,519	$53,538	$1.87
Merger-related expenses	783	509	0.02	5,123	3,330	0.10	15,975	10,383	0.36
Severance expenses	2,538	1,649	0.05	2,355	1,530	0.05	2,332	1,516	0.05
Impairment of long-lived assets	37,183	24,169	0.81	2,902	1,886	0.05	—	—	—
Provision for FDIC clawback liability	797	518	0.02	—	—	—	—	—	—
Debt prepayment	2,307	1,500	0.05	—	—	—	—	—	—
Occupancy expenses and branch closure expenses	1,275	829	0.03	836	544	0.02	—	—	—
Termination of debit card rewards program	139	90	0.00	—	—	—	—	—	—
Professional expenses and litigation settlement	(480)	(312)	(0.01)	2,795	1,816	0.06	3,090	2,009	0.07
Other noninterest income	—	—	—	(2,196)	(1,427)	(0.05)	—	—	—
(Gain) loss on sale of investments, net	(2,334)	(1,517)	(0.05)	(3,775)	(2,453)	(0.08)	(3,475)	(2,259)	(0.08)

Operating earnings (non-GAAP)	123,180	92,538	3.12	112,931	81,621	2.74	88,441	65,187	2.27
Covered and acquired (reversal of) provision for loan losses	(786)	(511)	(0.02)	16,867	10,964	0.37	5,893	3,830	0.13
Other provision for loan losses	5,932	3,856	0.13	3,804	2,472	0.08	19,974	12,983	0.45

Pre-provision operating earnings (non-GAAP)	$128,326	$95,883	$3.23	$133,602	$95,057	$3.19	$114,308	$82,000	$2.86

(1)	Per share amounts may not appear to foot due to rounding.

(Dollars in thousands)	2013	2012	2011
Net interest income (GAAP)	$390,244	$381,750	$338,258
Add: Effect of tax benefit on interest income	9,452	9,659	8,178

Net interest income (TE) (Non-GAAP)	$399,696	$391,409	$346,436

Non-interest income (GAAP)	$168,958	$175,997	$131,859
Add: Effect of tax benefit on non-interest income	1,964	1,981	1,775

Non-interest income (TE) (Non-GAAP)	$170,922	$177,978	$133,634

Non-interest expense (GAAP)	$473,085	$432,185	$373,731
Less: Intangible amortization expense	4,720	5,150	5,121

Tangible non-interest expense (Non-GAAP)	$468,365	$427,035	$368,610

Net income (GAAP)	$65,103	$76,395	$53,538
Add: Effect of intangible amortization, net of tax	3,068	3,348	3,328

Cash earnings (Non-GAAP)	$68,171	$79,743	$56,866

Total assets (GAAP)	$13,365,550	$13,129,678	$11,757,928
Less: Intangible assets	425,442	429,584	401,889

Total intangible assets (Non-GAAP)	$12,940,108	$12,700,094	$11,356,039

Average assets (Non-GAAP)	$13,003,988	$12,096,972	$10,890,190
Less: Average intangible assets	427,485	407,672	348,927

Total average tangible assets (Non-GAAP)	$12,576,503	$11,689,300	$10,541,263

Total shareholders’ equity (GAAP)	$1,530,979	$1,529,868	$1,482,661
Less: intangible assets	425,442	429,584	401,889

Total tangible shareholders’ equity (Non-GAAP)	$1,105,537	$1,100,284	$1,080,772

Average shareholders’ equity (Non-GAAP)	$1,527,193	$1,513,517	$1,422,256
Less: Average intangible assets	427,485	407,672	348,927

Average tangible shareholders’ equity (Non-GAAP)	$1,099,708	$1,105,845	$1,073,329

Net income per common share – diluted	$2.20	$2.59	$1.87
Add: Effect of intangible amortization, net of tax	0.10	0.11	0.11

Cash earnings per share – diluted (Non-GAAP)	$2.30	$2.70	$1.98

Return on average common equity	4.26%	5.05%	3.77%
Add: Effect of intangibles	1.94	2.16	1.53

Return on average tangible common equity (Non-GAAP)	6.20%	7.21%	5.30%

Efficiency ratio	84.6%	77.5%	79.5%
Less: Effect of tax benefit related to tax-exempt income	(1.7)	(1.6)	(1.7)

Efficiency ratio (TE) (Non-GAAP)	82.9	75.9	77.8
Less: Effect of amortization of intangibles	(0.8)	(1.0)	(1.1)

Tangible efficiency ratio (TE) (Non-GAAP)	82.1%	74.9%	76.7%

APPLICATION OF CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In preparing financial reports, management is required to apply significant judgment to various accounting, reporting and disclosure matters. Management must use assumptions and estimates to apply these principles where actual measurement is not possible or practical. The accounting principles and methods used by the Company conform with accounting principles generally accepted in the United States and general bank accounting practices. Estimates and assumptions most significant to the Company relate primarily to the calculation of the allowance for credit losses, the accounting for acquired loans and the related FDIC loss share receivable on covered loans, and the valuation of goodwill, intangible assets and other purchase accounting adjustments. These significant estimates and assumptions are summarized in the following discussion and are further analyzed in the footnotes to the consolidated financial statements.

Allowance for Credit Losses

The determination of the allowance for credit losses has two components, the allowance for legacy credit losses and the allowance for acquired credit losses. The allowance for acquired credit losses is calculated as described in the Accounting for Acquired Loans and Related FDIC Loss Share Receivable section below. The allowance for legacy credit losses, which represents management’s estimate of probable losses inherent in the Company’s legacy loan portfolio, involves a high degree of judgment and complexity. The Company’s policy is to establish reserves through provisions for credit losses on the consolidated statements of comprehensive income for estimated losses on delinquent and other problem loans when it is determined that losses are expected to be incurred on such loans. Management’s determination of the appropriateness of the allowance is based on various factors requiring judgments and estimates, including management’s evaluation of the credit quality of the portfolio (determined through the assignment of risk ratings and assessments of past due status), past loss experience, current economic conditions, the volume and type of lending conducted by the Company, composition of the portfolio, the amount of the Company’s classified assets, seasoning of the loan portfolio, the status of past due principal and interest payments, and other relevant factors. Two areas in which management exercises judgment are the assessment of risk ratings on the Company’s commercial loan portfolio and the application of qualitative adjustments to the quantitative measurements across all portfolios. A one risk rating, instantaneous shift downwards (degradation) would increase the allowance for credit losses by $66.9 million. Similarly, a 10% change in the qualitative adjustments estimated by management would result in a $4.0 million change in the allowance for credit losses. Other changes in estimates may also have a significant impact on the consolidated financial statements. For further discussion of the allowance for credit losses, see the Asset Quality and Allowance for Credit Losses sections of this analysis and Note 1 and Note 7 of the footnotes to the consolidated financial statements.

Accounting for Acquired Loans, the Allowance for Acquired Credit Losses, and Related FDIC Loss Share Receivable

The Company accounts for its acquisitions under ASC Topic No. 805, Business Combinations, which requires the use of the purchase method of accounting. All identifiable assets acquired, including loans, are recorded at fair value. No allowance for credit losses related to the acquired loans is recorded on the acquisition date, as the fair value of the loans acquired incorporates assumptions regarding credit risk. Loans acquired are recorded on the acquisition date at fair value in accordance with the fair value methodology prescribed in ASC Topic No. 820, Fair Value Measurement, exclusive of the shared-loss agreements with the FDIC. These fair value estimates associated with acquired loans include estimates related to market interest rates and undiscounted projections of future cash flows that incorporate expectations of prepayments and the amount and timing of principal, interest and other cash flows, as well as any shortfalls thereof.

Over the life of the acquired loans, the Company continues to estimate the amount and timing of cash flows expected to be collected on individual loans or on pools of loans sharing common risk characteristics. These expected cash flow estimates are updated for new information on a quarterly basis. The Company performs a detailed credit review on a semi-annual basis. On a quarterly basis, the Company evaluates whether the present value of estimated future cash flows of its loans, determined using effective interest rates, have decreased and if so, recognizes provisions for credit losses in its consolidated statement of comprehensive income. For any increases in cash flows expected to be collected, the Company adjusts the amount of accretable yield recognized on a prospective basis over the respective loan’s or pool’s remaining life.

Because the FDIC reimburses the Company for losses on certain loans acquired in 2009 and 2010, indemnification assets were recorded at fair value as of the acquisition dates. The initial values of the indemnification assets were based on estimated cash flows to be received over the expected life of the acquired assets, not to exceed the term of the indemnification agreements. The loss sharing term of the Company’s commercial and single family residential indemnification agreements are five years and ten years, respectively, from the date of acquisition.

Because the indemnification assets are measured on the same basis as the indemnified loans, subject to contractual and collectability limitations, the indemnification assets are impacted by changes in expected cash flows on covered assets. Increases in credit losses expected to occur within the loss share term are recorded as current period increases to the allowance for credit losses and increase the amount collectible from the FDIC by the applicable loss share percentage. Decreases in credit losses expected to occur within the loss share term reduce the amount collectible from the FDIC and increase the amount collectible from customers in the form of prospective accretion. Increases in the portion of indemnification asset collectible from customers are amortized to income. Periodic amortization represents the amount that is expected to result in symmetrical recognition of pool-level accretion and amortization over the shorter of 1) the life of the loans or 2) the life of the shared loss agreement.

The Company assesses the indemnification assets for collectability at the acquisition level based on three sources: 1) the FDIC, 2) OREO transactions, and 3) customers. Amounts collectible from the FDIC through loss reimbursements are comprised of losses currently expected within the loss share term. For certain covered assets, loss share coverage expires in the next 12 – 20 months. At December 31, 2013, the indemnification asset includes $17.9 million and $9.4 million related to these assets that are expected to be collected from the FDIC and OREO transactions, respectively. A current period impairment would be recorded to the extent that events or circumstances indicate that losses previously expected to occur within the loss share term are expected to occur subsequent to loss share termination. Amounts collectible through expected gains on the sale of OREO are written-up or impaired each period based on the best available information. Amounts collectible from customers in the form of accretion are deemed collectible to the extent that net acquisition-level yield, which primarily consists of accretion and indemnification asset amortization, is expected to remain positive over the life of the shared loss agreement. Impairment of amounts collectible from customers would be recorded as a current period charge to income, to the extent required to maintain the zero net yield floor.

Loss assumptions used to measure the basis of the indemnified loans are consistent with the loss assumptions used to measure the indemnification assets.

A claim receivable is established within “Other assets” on the Company’s consolidated balance sheet when a loss is incurred and the indemnification asset is reduced when cash is received from the FDIC.

If expected loss severities for all acquired loans were to increase by 10%, the Company would recognize a gross expense to the provision for credit losses of $4.7 million, which would be offset by a decrease of $2.2 million in the FDIC loss share receivable. Similarly, if expected loss severities for all acquired loans were to decrease by 10%, the Company would recognize a gross decrease to the provision for credit losses of $2.3 million, which would be offset by an increase of $1.8 million in the FDIC loss share receivable.

For further discussion of the Company’s acquisition and loan accounting, see Note 1 and Note 6 of the footnotes to the consolidated financial statements.

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

The Company performs a goodwill evaluation at least annually. As part of its testing, the Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the results of the qualitative assessment indicate impairment, the Company determines the fair value of a reporting unit relative to its carrying amount to determine whether quantitative factors of impairment are present. When the Company determines that the fair value of the reporting unit is below its carrying amount, the Company determines the fair value of the reporting unit’s assets and liabilities, considering deferred taxes, and then measures impairment loss by comparing the implied fair value of goodwill with the carrying amount of that goodwill. Based on management’s assessment of the qualitative factors in its goodwill impairment tests, the Company concluded that the fair value of the Company’s reporting unit was more likely than not above its carrying amount and accordingly did not recognize impairment in its tests of goodwill at October 1, 2013 or 2012. For additional information on goodwill and intangible assets, see Note 1 and Note 11 of the footnotes to the consolidated financial statements.

FINANCIAL CONDITION

EARNING ASSETS

Interest income associated with earning assets is the Company’s primary source of income. Earning assets are composed of interest-earning or dividend-earning assets, including loans, securities, short-term investments and loans held for sale. Earning assets averaged $11.7 billion during 2013, a $903.0 million, or 8.3%, increase when compared to 2012. The increase from the prior year was primarily the result of the Company’s loan growth during the past twelve months. The following discussion highlights the Company’s major categories of earning assets.

The year-end mix of earning assets is shown in the following chart.

2013 Year-End Earning Assets

Commercial Loans 56.7%
Consumer Loans 16.9%
Mortgage Loans 4.8%
Investment Securities 17.5%
FDIC Loss Share Receivable 1.3%
Other Earning Assets 2.8%

Loans and Leases

The Company’s total loan portfolio increased $993.4 million, or 11.7%, to $9.5 billion at December 31, 2013, compared to $8.5 billion at December 31, 2012. The increase was driven by non-covered loan growth of $1.4 billion during the year, but was offset by a $373.0 million, or 34.1%, decrease in covered loans. By loan type, the increase was primarily from commercial loan growth of $694.2 million and consumer loan growth of $190.0 million during 2013, 11.3% and 10.3% higher, respectively, than at the end of 2012.

The major categories of loans outstanding at December 31, 2013 and 2012 are presented in the following tables, segregated into covered loans and non-covered loans, including non-covered loans acquired from OMNI, Cameron, and Florida Gulf. The carrying amount of the covered loans and loans acquired from OMNI, Cameron, and Florida Gulf consisted of loans accounted for in accordance with ASC Topic 310-30 (i.e., loans impaired at the time of acquisition) and loans subject to ASC Topic 310-30 by analogy only (i.e., loans performing at the time of acquisition) as detailed in the following table.

TABLE 4—SUMMARY OF LOANS

	December 31, 2013
(Dollars in thousands)	Commercial		Mortgage		Consumer and Other				Total
	Real Estate	Business	1-4 Family	Construction	Indirect automobile	Home Equity	Credit Card	Other
Covered loans
Impaired (1)	$14,904	$—	$28,223	$—	$—	$21,768	$—	$1,182	$66,077
Performing (1)	372,428	37,025	125,802	—	—	115,354	679	2,428	653,716

Total covered loans	387,332	37,025	154,025	—	—	137,122	679	3,610	719,793
Non-covered loans
Acquired
Impaired (1)	12,240	30	126	—	25	1,204	—	158	13,783
Performing (1)	332,829	53,007	18,009	—	1,828	52,239	—	12,210	470,122

	345,069	53,037	18,135	—	1,853	53,443	—	12,368	483,905
Legacy loans	3,134,904	2,906,051	404,922	9,450	373,383	1,101,227	63,642	294,742	8,288,321

Total non-covered loans	3,479,973	2,959,088	423,057	9,450	375,236	1,154,670	63,642	307,110	8,772,226

Total	$3,867,305	$2,996,113	$577,082	$9,450	$375,236	$1,291,792	$64,321	$310,720	$9,492,019

	December 31, 2012
	Commercial		Mortgage		Consumer and Other				Total
	Real Estate	Business	1-4 Family	Construction	Indirect automobile	Home Equity	Credit Card	Other
Covered loans
Impaired (1)	$167,742	$2,757	$20,232	$—	$—	$22,094	$—	$820	$213,645
Performing (1)	473,101	84,294	166,932	—	—	152,118	906	1,760	879,111

Total covered loans	640,843	87,051	187,164	—	—	174,212	906	2,580	1,092,756
Non-covered loans
Acquired
Impaired (1)	55,363	3,470	330	—	68	4,649	—	318	64,198
Performing (1)	390,017	79,763	32,427	—	4,951	71,626	—	15,337	594,121

	445,380	83,233	32,757	—	5,019	76,275	—	15,655	658,319
Legacy loans	2,545,320	2,367,434	251,262	6,021	322,966	1,000,638	51,722	202,142	6,747,505

Total non-covered loans	2,990,700	2,450,667	284,019	6,021	327,985	1,076,913	51,722	217,797	7,405,824

Total	$3,631,543	$2,537,718	$471,183	$6,021	$327,985	$1,251,125	$52,628	$220,377	$8,498,580

(1)	Loans in these categories were acquired with evidence of credit deterioration since origination. Accordingly, assumed credit losses at the purchase date were included in the balance acquired.

Loan Portfolio Components

The Company’s year-end loan portfolio is segregated into various components and markets in the following charts.

The Company’s loan to deposit ratio at December 31, 2013 and 2012 was 88.4% and 79.1%, respectively. The percentage of fixed rate loans to total loans decreased slightly from 50.7% at the end of 2012 to 50.3% at December 31, 2013. The table below sets forth the composition of the Company’s loan portfolio as of December 31 for the years indicated, followed by a discussion of activity by major loan type.

TABLE 5—TOTAL LOANS BY LOAN TYPE

(Dollars in thousands)	2013		2012		2011		2010		2009
Commercial loans:
Real estate	$3,867,305	41%	$3,631,543	43%	$3,363,891	46%	$2,647,107	44%	$2,500,433	43%
Business	2,996,113	31	2,537,718	30	2,005,234	27	1,515,856	25	1,217,326	21

	6,863,418	72	6,169,261	73	5,369,125	73	4,162,963	69	3,717,759	64
Mortgage loans:
Residential 1-4 family	577,082	6	471,183	5	522,357	7	616,550	10	975,395	17
Construction/owner-occupied	9,450	—	6,021	—	16,143	—	14,822	—	32,857	1

	586,532	6	477,204	5	538,500	7	631,372	10	1,008,252	18
Consumer loans:
Home equity	1,291,792	14	1,251,125	15	1,019,110	14	834,840	14	649,821	11
Indirect automobile	375,236	4	327,985	4	261,896	3	255,322	4	259,339	4
Other	375,041	4	273,005	3	199,406	3	150,835	3	149,194	3

	2,042,069	22	1,852,115	22	1,480,412	20	1,240,997	21	1,058,354	18

	$9,492,019	100%	$8,498,580	100%	$7,388,037	100%	$6,035,332	100%	$5,784,365	100%

Commercial Loans

Commercial real estate and commercial business loans generally have shorter repayment periods and more frequent repricing opportunities than consumer and mortgage loans. Total commercial loans increased $694.2 million, or 11.3%, during 2013, with $997.7 million in non-covered loan growth and a decrease in covered commercial loans of $303.5 million, or 41.7%. The Company continued to attract and retain commercial customers in 2013 as commercial loans were 72% of the total loan portfolio at December 31, 2013. Unfunded commitments on commercial loans were $2.7 billion at December 31, 2013, an increase of $882.5 million when compared to the prior year.

The Company’s investment in commercial real estate loans increased by $235.8 million during 2013, as growth was driven by an increase in non-covered commercial real estate loans of $489.3 million, or 16.4%. At December 31, 2013, commercial real estate loans totaled $3.9 billion, or 40.7% of the total loan portfolio, compared to 42.7% at December 31, 2012. The Company’s underwriting standards generally provide for loan terms of three to five years, with amortization schedules of generally no more than twenty years. Low loan-to-value ratios are maintained and usually limited to no more than 80% at the time of origination. In addition, the Company obtains personal guarantees of the principals as additional security for most commercial real estate loans.

As of December 31, 2013, commercial business loans totaled $3.0 billion, or 31.6% of the Company’s total loan portfolio. This represents a $458.4 million, or 18.1%, increase from December 31, 2012, and was the result of the Company’s focused efforts to grow its small business loan portfolio. The Company originates commercial business loans on a secured and, to a lesser extent, unsecured basis. The Company’s commercial business loans may be term loans or revolving lines of credit. Term loans are generally structured with terms of no more than three to five years, with amortization schedules of generally no more than seven years. Commercial business term loans are generally secured by equipment, machinery or other corporate assets. The Company also provides for revolving lines of credit generally structured as advances upon perfected security interests in accounts receivable and inventory. Revolving lines of credit generally have annual maturities. The Company obtains personal guarantees of the principals as additional security for most commercial business loans.

Non-covered commercial loans increased $997.7 million, or 18.3%, during 2013, with the Houston, Texas, Birmingham, Alabama, and Baton Rouge, Louisiana markets experiencing the largest growth in their commercial loan portfolios. On a market basis, growth in the non-covered portfolio was driven by the Company’s Houston, Texas market, which grew its commercial loan portfolio $452.2 million, or 52.7%, since the end of 2012. Birmingham, Alabama’s commercial loans grew $103.1 million, or 32.7%, while the Huntsville, Alabama market contributed loan growth of $53.3 million since December 31, 2012. In the Company’s more mature markets, commercial loan growth was strongest in Baton Rouge, Louisiana, as that market’s commercial loans grew $79.6 million, or 15.3%, during 2013.

TABLE 6—COMMERCIAL LOANS BY STATE

(Dollars in thousands)	Louisiana	Florida	Alabama	Texas	Arkansas	Other	Total
2013
Covered	$—	$363,372	$60,985	$—	$—	$—	$424,357
Non-Covered	3,035,998	335,858	795,759	1,310,352	634,071	327,023	6,439,061

	$3,035,998	$699,230	$856,744	$1,310,352	$634,071	$327,023	$6,863,418

2012
Covered	$—	$632,468	$95,426	$—	$—	$—	$727,894
Non-Covered	2,909,465	223,361	597,515	858,165	572,172	280,689	5,441,367

	$2,909,465	$855,829	$692,941	$858,165	$572,172	$280,689	$6,169,261

Mortgage Loans

Residential 1-4 family loans comprise most of the Company’s mortgage loans. The vast majority of the Company’s residential 1-4 family mortgage loan portfolio is secured by properties located in its market areas and originated under terms and documentation that permit their sale in the secondary market. Larger mortgage loans of current and prospective private banking clients are generally retained to enhance relationships, but also tend to be more profitable due to the expected shorter durations and relatively lower servicing costs associated with loans of this size. The Company does not originate or hold high loan-to-value, negative amortization, option ARM, or other exotic mortgage loans in its portfolio. Beginning in the third quarter of 2012, the Company began to invest in loans that would be considered subprime (e.g., loans with a FICO score of less than 620) in order to ensure compliance with relevant regulations. The

Company expects to continue to invest in subprime loans through additional secondary market purchases, as well as direct originations, in 2014, albeit up to a limited amount. The total amount of subprime loans purchased or originated in 2013 was $46.8 million, of which $19.0 million is either directly or indirectly guaranteed by a United States Government Agency. At December 31, 2013, the Company had $116.6 million in subprime mortgage loans.

The Company continues to sell the majority of conforming mortgage loan originations in the secondary market on a servicing-released basis and recognize the associated fee income in earnings rather than assume the interest rate risk associated with these longer term assets. Upon the sale, the Company retains servicing on a limited portion of these loans. Total residential mortgage loans increased $109.3 million, or 22.9% compared to December 31, 2012, and was the result of the subprime loans the Company purchased from the secondary market during 2013. Offsetting these purchases were decreases in the Company’s covered mortgage loans of $33.1 million and $14.6 million in acquired mortgage loans as existing loans were paid down and most of the new mortgage loan originations were sold.

Consumer and Credit Card Loans

The Company offers consumer loans in order to provide a full range of retail financial services to its customers. The Company originates substantially all of its consumer loans in its primary market areas. At December 31, 2013, $2.0 billion, or 21.5%, of the total loan portfolio was comprised of consumer loans, compared to $1.9 billion, or 21.8%, at the end of 2012. Total consumer loans increased $190.0 million from December 31, 2012, with 53.7% of the growth ($102.0 million) from personal loans (including credit card loans), with the remaining growth split between indirect automobile loans ($47.3 million) and home equity loans and lines of credit ($40.7 million).

Consistent with 2012, home equity loans comprised the largest component of the Company’s consumer loan portfolio at December 31, 2013. The balance of home equity loans increased $40.7 million during the year to $1.3 billion at December 31, 2013. Non-covered home equity loans increased $77.8 million during 2013 as a result of the Company’s continued focus on expanding its total consumer portfolio through its additional investment in its consumer business, as well as increased activity from its existing clients. The Company’s sales and marketing efforts in 2013 have also contributed to the growth in non-covered home equity loans since December 31, 2012. Unfunded commitments related to home equity loans and lines were $514.3 million at December 31, 2013, an increase of $173.1 million versus the prior year. The Company has approximately $450.4 million of loans with junior liens where the Company does not hold or service the respective loan holding senior lien. The Company believes it has addressed the risks associated with these loans in its allowance for credit losses.

Indirect automobile loans comprised the second largest component of the Company’s consumer loan portfolio. Independent automobile dealerships originate these loans based upon the Company’s credit decisioning. The Company relies on the dealerships, in part, for loan qualifying information. To that extent, there is risk inherent in the Company’s indirect automobile loan portfolio associated with fraud or negligence by the automobile dealership. To limit this risk, an emphasis is placed on established dealerships that have demonstrated reputable behavior, both within the communities the Company serves and through long-term relationships with the Company itself. Indirect automobile loans increased 14.4% during 2013, from $328.0 million at December 31, 2012 to $375.2 million, or 4.0% of the total loan portfolio. The organic growth in the Company’s indirect automobile portfolio can be attributed to a couple of primary factors. In 2012, the Company began to sign new dealers after limiting new business during the previous years due to a weakened economy. In addition, the Company has adjusted its interest rates on these loans to be more aligned with its competitors, which has provided the Company an opportunity to recapture some market share.

The Company’s credit card loans totaled $64.3 million at December 31, 2013, a 22.2% increase from the end of 2012. The increase in credit card loans was the result of an increase in usage by customers at the end of the quarter. Year-to-date average credit card balances have increased from $48.0 million in 2012 to $55.4 million in 2013, a 15.6% increase.

The remainder of the consumer loan portfolio at December 31, 2013 consisted of direct automobile loans and other personal loans, and comprised 3.3% of the overall loan portfolio. At the end of 2013, the Company’s direct automobile loans totaled $92.8 million, a $32.5 million increase over December 31, 2012, and the Company’s other personal consumer loans were $217.9 million, a 36.1% increase from December 31, 2012, primarily a result of installment loans and personal lines of credit. Additional information on the Company’s consumer loan portfolio is presented in the following tables. For the purposes of Table 8, unscoreable consumer loans have been included with loans with FICO scores below 660. FICO scores reflect information available as of the dates indicated.

TABLE 7—CONSUMER LOANS BY STATE

(Dollars in thousands)	Louisiana	Florida	Alabama	Texas	Arkansas	Other	Total
2013
Covered	$—	$132,174	$9,237	$—	$—	$—	$141,411
Non-Covered	836,814	101,041	197,104	65,574	205,585	494,540	1,900,658

	$836,814	$233,215	$206,341	$65,574	$205,585	$494,540	$2,042,069

2012
Covered	$—	$166,869	$10,829	$—	$—	$—	$177,698
Non-Covered	767,453	71,014	164,000	48,396	183,256	440,298	1,674,417

	$767,453	$237,883	$174,829	$48,396	$183,256	$440,298	$1,852,115

TABLE 8—CONSUMER LOANS BY FICO SCORE

(Dollars in thousands)	Below 660	660-720	Above 720	Discount	Total
2013
Covered	$68,333	$35,628	$76,500	$(39,050)	$141,411
Non-Covered	345,143	484,927	1,077,692	(7,104)	1,900,658

	$413,476	$520,555	$1,154,192	$(46,154)	$2,042,069

2012
Covered	$103,029	$41,966	$93,314	$(60,611)	$177,698
Non-Covered	376,682	372,046	936,992	(11,303)	1,674,417

	$479,711	$414,012	$1,030,306	$(71,914)	$1,852,115

Loan Maturities

The following table sets forth the scheduled contractual maturities of the Company’s total loan portfolio at December 31, 2013, unadjusted for scheduled principal reductions, prepayments or repricing opportunities. Demand loans, loans having no stated schedule of repayments and no stated maturity, and overdraft loans are reported as due in one year or less. The average life of a loan may be substantially less than the contractual terms because of prepayments. As a result, scheduled contractual amortization of loans is not reflective of the expected term of the Company’s loan portfolio. Of the loans with maturities greater than one year, approximately 77.1% of the balance of these loans bears a fixed rate of interest.

TABLE 9—LOAN MATURITIES BY LOAN TYPE

(Dollars in thousands)	One Year or Less	One Through Five Years	After Five Years	Total
Commercial real estate	$1,599,616	$1,472,582	$795,107	$3,867,305
Commercial other	1,292,747	1,245,910	457,456	2,996,113
Mortgage residential 1-4 family	143,337	88,130	345,615	577,082
Mortgage construction	554	—	8,896	9,450
Consumer	915,999	462,610	663,460	2,042,069

Total loans	$3,952,253	$3,269,232	$2,270,534	$9,492,019

Mortgage Loans Held for Sale

Loans held for sale decreased $139.0 million, or 52.0%, to $128.4 million at December 31, 2013. The decrease in the balance during 2013 was a result of an increase in sales activity during the current year and an overall slowdown of origination and refinance activities. In 2013, the Company originated $2.1 billion in mortgage loans, offset by sales of $2.3 billion.

Loans held for sale have primarily been fixed-rate single-family residential mortgage loans under contracts to be sold in the secondary market. In most cases, loans in this category are sold within thirty days of closing. Buyers generally have recourse to return a purchased loan to the Company under limited circumstances. Recourse conditions may include fraud in the origination, breach of representations or warranties, and documentation deficiencies. At December 31, 2013, the Company had $5.6 million in loans that have recourse conditions for which buyers have notified the Company of potential recourse action. The Company has recorded a reserve of $2.4 million for potential repurchases at December 31, 2013. However, an insignificant number of loans have been returned to the Company.

Asset Quality

The Company’s loan portfolio has gradually transitioned from that of a thrift to resemble portfolios held by commercial banks. This transition brings the potential for increased risks in the form of potentially higher levels of charge-offs and nonperforming assets, and increased rewards in the form of potentially increased levels of shareholder returns. As the risks within the loan portfolio have evolved, management has responded by tightening underwriting guidelines and procedures, implementing more conservative loan charge-off and nonaccrual guidelines, revising loan policies and developing an internal loan review function. As a result of management’s enhancements to underwriting loan risk/return dynamics, the credit quality of the loan portfolio has remained favorable when compared to peers. Management believes that it has demonstrated proficiency in managing credit risk through timely identification of significant problem loans, prompt corrective action, and transparent disclosure. Overall asset quality improved during 2013, primarily as a result of decreases in the number and amount of past due loans and nonperforming assets. Consistent with prior years, the assets and liabilities purchased and assumed through the Company’s four failed bank acquisitions continue to have a disproportionate impact on overall asset quality. The Company continues to closely monitor the risk-adjusted level of return within the loan portfolio.

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

Loan payment performance is monitored and late charges are assessed on past due accounts. A centralized department administers delinquent loans. Every effort is made to minimize any potential loss, including instituting legal proceedings as necessary. Commercial loans are periodically reviewed through a loan review process to provide an independent assessment of a loan’s risks. All other loans are also subject to loan reviews through a periodic sampling process. The Company exercises significant judgment in determining the risk classification of its commercial loans.

The Company utilizes an asset risk classification system in accordance with guidelines established by the FRB as part of its efforts to monitor commercial asset quality. In connection with their examinations of insured institutions, both federal and state examiners also have the authority to identify problem assets and, if appropriate, reclassify them. There are three classifications for problem assets: “substandard,” “doubtful” and “loss”, all of which are considered adverse classifications. Substandard assets have one or more defined weaknesses and are characterized by the distinct possibility that the Company will sustain some loss if the weaknesses are not corrected. Doubtful assets have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full questionable, and there is a high probability of loss based on currently existing facts, conditions and values. An asset classified as loss is considered not collectable and of such little value that continuance as an asset of the Company is not warranted. Commercial loans with adverse classifications are reviewed by the Board Risk Committee of the Board of Directors periodically. Loans are placed on nonaccrual status when they are 90 days or more past due unless, in the judgment of management, the probability of timely collection of interest is deemed to be sufficient to warrant further accrual. When a loan is placed on nonaccrual status, the accrual of interest income ceases and accrued but unpaid interest attributable to the current year is reversed against interest income. Accrued interest receivable attributable to the prior year is recorded as a charge-off to the allowance for credit losses.

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

Loans acquired through failed bank acquisitions, referred to as covered loans, are covered by loss sharing agreements with the FDIC, whereby the FDIC reimburses the Company for the majority of the losses incurred during the loss share claim period. Acquisition date fair values of loans covered by loss sharing agreements were determined without regard to the loss sharing agreements. In addition to covered loans, the Company also accounts for other loans acquired with deteriorated credit quality, as well as all loans acquired with significant discounts that did not exhibit deteriorated credit quality at acquisition, in accordance with ASC 310-30. Collectively, all loans accounted for under ASC 310-30 are referred to as purchased impaired loans. Application of ASC 310-30 results in significant accounting differences, compared to loans originated or acquired by the Company that are not accounted for under ASC 310-30. At acquisition, purchased impaired loans were individually evaluated and assigned to loan pools based on common risk characteristics, which included loan performance at the time of acquisition, loan type based on regulatory reporting guidelines, and/or the nature of collateral. The acquisition date fair values of each pool were estimated based on the expected cash flows of the underlying loans. Certain loan level information, including outstanding principal balance, maturity, term to re-price (if a variable rate loan), and interest rate were used to estimate the expected cash flows for each loan pool. ASC 310-30 does not permit carry over or recognition of an allowance for credit losses at acquisition. Credit quality deterioration, also referred to as credit losses, evident at acquisition with individual loans was reflected in the acquisition date fair value through the reduction of cash flows expected to be received over the life of loans. A provision for credit losses is recognized and an allowance for credit losses is recorded subsequent to acquisition to the extent that re-estimated expected losses exceed losses estimated at acquisition. Purchased impaired loans were considered to be performing as of the acquisition date regardless of their past due status based on their contractual terms. In accordance with regulatory reporting guidelines, purchased impaired loans that are contractually past due are reported as past due and accruing based on the number of days past due.

Due to the significant difference in accounting for covered loans and the related FDIC loss sharing agreements, as well as non-covered acquired loans accounted for as purchased impaired loans, and given the significant amount of acquired impaired loans that are past due but still accruing, the Company believes inclusion of these loans in certain asset quality ratios that reflect nonperforming assets in the numerator or denominator (or both) results in significant distortion to these ratios. In addition, because loan level charge-offs related to purchased impaired loans are not recognized in the financial statements until the cumulative amounts exceed the original loss projections on a pool basis, the net charge-off ratio for acquired loans is not consistent with the net charge-off ratio for other loan portfolios. The inclusion of these loans in certain asset quality ratios could result in a lack of comparability across quarters or years, and could impact comparability with other portfolios that were not impacted by purchased impaired loan accounting. The Company believes that the presentation of certain asset quality measures excluding either covered loans or all purchased impaired loans, as indicated below, and related amounts from both the numerator and denominator provides better perspective into underlying trends related to the quality of its loan portfolio. Accordingly, the asset quality measures in the tables below present asset quality information excluding either covered loans or all purchased impaired loans, as indicated within each table, and related amounts.

Nonperforming assets excluding acquired loans decreased $2.6 million, or 3.5%, compared to December 31, 2012. A $1.9 million increase in OREO was offset by a $4.2 million decrease in nonaccrual loans and a $0.3 million decrease in accruing loans 90 days or more past due. Including TDRs that are in compliance with their modified terms, total nonperforming assets and TDRs decreased $3.6 million over the past twelve months.

The following table sets forth the composition of the Company’s non-covered nonperforming assets, including accruing loans past due 90 or more days and TDRs, as of December 31, 2013 and 2012.

TABLE 10—NONPERFORMING ASSETS AND TROUBLED DEBT RESTRUCTURINGS

(EXCLUDING ACQUIRED LOANS)

(Dollars in thousands)	2013	2012	Increase (Decrease)
Nonaccrual loans:
Commercial and business banking	$24,471	$32,313	$(7,842)	(24.3)%
Mortgage	10,237	8,367	1,870	22.4
Consumer and credit card	8,979	7,237	1,742	24.1

Total nonaccrual loans	43,687	47,917	(4,230)	(8.8)
Accruing loans 90 days or more past due	1,075	1,371	(296)	(21.6)

Total nonperforming loans (1)	44,762	49,288	(4,526)	(9.2)
OREO and foreclosed property (2)	28,272	26,380	1,892	7.2

Total nonperforming assets (1)	73,034	75,668	(2,634)	(3.5)
Troubled debt restructuring in compliance with modified terms (3)	1,376	2,354	(978)	(41.5)

Total nonperforming assets and troubled debt restructurings (1)	$74,410	$78,022	$(3,612)	(4.6)%

Nonperforming loans to total loans (1)(4)	0.54%	0.73%
Nonperforming assets to total assets (1)(4)	0.61	0.69
Nonperforming assets and troubled debt restructurings to total assets (1)(4)	0.62	0.71
Allowance for credit losses to nonperforming loans (4)(5)	175.26	150.57
Allowance for credit losses to total loans (4)(5)	0.95	1.10

(1)	Nonperforming loans and assets include accruing loans 90 days or more past due.
(2)	OREO and foreclosed property at December 31, 2013 and 2012 include $9,206,000 and $9,199,000, respectively, of former bank properties held for development or resale.
(3)

Troubled debt restructurings in compliance with modified terms for December 31, 2013 and 2012 do not include $18,501,000 and $15,356,000 in troubled debt restructurings included in total nonaccrual loans above.

(4)	Total loans, total nonperforming loans, and total assets exclude loans and assets covered by FDIC loss share agreements and acquired loans discussed below.
(5)	The allowance for credit losses excludes the portion of the allowance related to covered loans and acquired non-covered loans discussed below.

(Dollars in thousands)	2013	2012	2011	2010	2009
Nonaccrual loans:
Commercial and business banking	$24,471	$32,313	$42,655	$35,457	$31,029
Mortgage	10,237	8,367	4,910	5,917	3,314
Consumer and credit card	8,979	7,237	6,889	8,122	5,504

Total nonaccrual loans	43,687	47,917	54,454	49,496	39,847
Accruing loans 90 days or more past due	1,075	1,371	1,841	1,455	4,960

Total nonperforming loans	44,762	49,288	56,295	50,951	44,807
OREO and foreclosed property	28,272	26,380	21,382	18,496	15,281

Total nonperforming assets	73,034	75,668	77,677	69,447	60,088
Troubled debt restructuring in compliance with modified terms	1,376	2,354	55	14,968	—

Total nonperforming assets and troubled debt restructurings	$74,410	$78,022	$77,732	$84,415	$60,088

Nonperforming loans to total loans	0.54%	0.73%	1.05%	1.14%	1.09%
Nonperforming assets to total assets	0.61%	0.69%	0.86%	0.91%	0.91%
Nonperforming assets and troubled debt restructurings to total assets	0.62%	0.71%	0.86%	1.10%	0.91%
Allowance for credit losses to nonperforming loans	175.26%	150.57%	132.98%	122.59%	124.14%
Allowance for credit losses to total loans	0.95%	1.10%	1.40%	1.40%	1.36%

Nonperforming loans were 0.54% of total legacy loans at December 31, 2013, 19 basis points lower than at December 31, 2012. If covered loans and acquired loans accounted for in pools that meet nonperforming criteria are included, nonperforming loans were 2.87% of total loans at December 31, 2013 and 6.42% at December 31, 2012. The allowance for credit losses as a percentage of nonperforming loans was 175.3% at December 31, 2013 and 150.6% at December 31, 2012. Including covered loans and pooled loans, the allowance as a percentage of total loans was 1.51% at December 31, 2013 and 2.96% at December 31, 2012.

Nonperforming assets as a percentage of total assets have remained at relatively low levels. Total nonperforming assets were 0.61% of non-covered, non-acquired assets at December 31, 2013, eight basis points below December 31, 2012. Consistent with the overall improvement in asset quality, the Company’s reserve for credit losses as a percentage of loans, excluding reserves for acquired loans, decreased 15 basis points from 2012 to 0.95% at December 31, 2013.

Loans defined as TDRs not included in nonperforming assets decreased to $1.4 million at the end of 2013. Total legacy TDRs totaled $19.9 million at December 31, 2013, $2.2 million, or 12.2%, higher than at December 31, 2012. One shared national credit totaling $10.4 million and three other credits totaling $2.5 million were added to TDRs during 2013, but these additions were offset by loan payments and charge-offs during the current year.

The Company had gross charge-offs on non-acquired loans of $10.7 million during the year ended December 31, 2013. Offsetting these charge-offs were recoveries of $6.8 million. As a result, net charge-offs on non-covered loans during 2013 were $3.9 million, or 0.04% of average loans, as compared to net charge-offs of $4.5 million, or 0.07%, for 2012.

At December 31, 2013, excluding loans covered by the FDIC loss share agreements (see “Covered Loans” below), the Company had $147.7 million of assets classified as substandard, $1.2 million of assets classified as doubtful, and no assets classified as loss (before the application of loan discounts to acquired loans). Accordingly, the aggregate of the Company’s classified assets was 1.11% of total assets, 1.57% of total loans, and 1.70% of non-covered loans. At December 31, 2012, classified assets totaled $231.6 million, or 1.98% of total assets, 2.72% of total loans, and 3.13% of non-covered loans. The decrease in classified assets is consistent with the overall improvement in asset quality since December 31, 2012. As with non-classified assets, a reserve for credit losses has been recorded for all substandard loans at December 31, 2013 according to the Company’s allowance policy.

In addition to the problem loans described above, excluding covered loans, there were $67.1 million of loans classified as special mention at December 31, 2013, which in management’s opinion were subject to potential future rating downgrades. Special mention loans are defined as loans where known information about possible credit problems of the borrowers cause management to have some doubt as to the ability of these borrowers to comply with the present loan repayment terms, which may result in future disclosure of these loans as nonperforming. Special mention loans decreased $55.0 million, or 45.1%, from December 31, 2012, which is consistent with the general improvement in the Company’s asset quality.

Past Due Loans

Past due status is based on the contractual terms of loans. The majority of the Company’s non-covered portfolio exhibited an improvement in past due status from the end of the previous year.

At December 31, 2013, total past due loans excluding covered loans were 1.25% of total loans, a decrease of 46 basis points from December 31, 2012. Including covered loans, loans past due 30 days or more were 3.24% of total loans before discount adjustments at December 31, 2013 and 6.76% at December 31, 2012. Past due non-covered loans (including nonaccrual loans) decreased $18.6 million, or 14.6%, from December 31, 2012, and can be attributed to lower levels of nonaccrual loans and loans past due more than 90 days. Additional information on non-covered past due loans is presented in the following table.

TABLE 11—PAST DUE NON-COVERED LOAN SEGREGATION

	December 31, 2013
	Non-acquired		Acquired		Total
(Dollars in thousands)	Amount	% of Outstanding Balance	Amount	% of Outstanding Balance	Amount	% of Outstanding Balance
Accruing loans:
30-59 days past due	$13,426	0.16%	$3,251	0.67%	$16,677	0.19%
60-89 days past due	7,965	0.10	2,580	0.53	10,545	0.12
90-119 days past due	108	0.00	103	0.02	211	0.00
120 days past due or more	967	0.01	437	0.09	1,404	0.02

	22,466	0.27	6,371	1.32	28,837	0.33
Nonaccrual loans (1)	43,687	0.53	36,725	7.59	80,412	0.92

	$66,153	0.80%	$43,096	8.91%	$109,249	1.25%

	December 31, 2012
	Non-acquired		Acquired		Total
(Dollars in thousands)	Amount	% of Outstanding Balance	Amount	% of Outstanding Balance	Amount	% of Outstanding Balance
Accruing loans:
30-59 days past due	$10,345	0.15%	$10,502	1.42%	$20,847	0.28%
60-89 days past due	2,447	0.04	2,499	0.34	4,946	0.07
90-119 days past due	489	0.01	82	0.01	571	0.01
120 days past due or more	883	0.01	323	0.04	1,206	0.02

	14,164	0.21	13,406	1.81	27,570	0.37
Nonaccrual loans (1)	47,917	0.71	52,376	7.06	100,293	1.34

	$62,081	0.92%	$65,782	8.87%	$127,863	1.71%

(1)	For acquired loans, balance represents the outstanding balance of loans that would otherwise meet the Company’s definition of nonaccrual loans.

The $18.6 million decrease in non-covered past due loans was the result of a $19.9 million decrease in nonaccrual loans, partially offset by a $1.3 million increase in accruing loans past due. Commercial nonaccrual loans decreased $23.0 million, or 29.2%, while mortgage nonaccrual loans increased $1.3 million and consumer nonaccrual loans increased $1.8 million, or 14.9%, since December 31, 2012. The increase in mortgage and consumer nonaccrual loans was a result of the placement of past due consumer loans on nonaccrual status during 2013 in response to their continued past due status. The movement of these loans to nonaccrual status in the current year helped to drive the decrease in accruing consumer loans past due to $6.5 million at December 31, 2013, from $9.2 million at December 31, 2012, a 28.9% decrease.

In the non-covered commercial loan portfolio, total accruing loans past due increased $3.5 million, or 22.3%, from December 31, 2012. Two credits totaling $5.3 million were past due less than 90 days at December 31, 2013 and led to the increase over the end of 2012. Total non-covered mortgage loans past due increased $0.4 million during 2013, with 64.6% due less than 90 days and 36.5% past due less than 60 days. At December 31, 2012, those percentages were 69.4% and 25.3%, respectively. Management is continually monitoring the past due status of these mortgage loans for indicators of overall asset quality issues.

Covered Loans

The loans and foreclosed real estate that were acquired in the CSB, Orion, Century, and Sterling acquisitions in 2009 and 2010 are covered by loss share agreements between the FDIC and IBERIABANK, which afford IBERIABANK loss protection. As a result of the loss protection provided by the FDIC, the risk of loss on the acquired loans and foreclosed real estate can be significantly different from those assets not covered under the loss share agreements.

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

TABLE 12—PAST DUE COVERED LOAN SEGREGATION

	December 31, 2013		December 31, 2012
(Dollars in thousands)	Amount	% of Outstanding Balance	Amount	% of Outstanding Balance
Accruing loans:
30-59 days past due	$8,474	1.01%	$14,799	1.16%
60-89 days past due	5,222	0.62	7,303	0.57
90-119 days past due	579	0.07	2,376	0.18
120 days past due or more	—	—	252	0.02

Total accruing loans	14,275	1.70	24,730	1.93
Nonaccrual loans (1)	190,016	22.68	440,575	34.40

Total past due loans	$204,291	24.38%	$465,305	36.33%

(1)	For covered loans, balance represents the outstanding balance of loans that would otherwise meet the Company’s definition of nonaccrual loans.

Total covered loans past due at December 31, 2013 totaled $204.3 million before discounts, a decrease of $261.0 million, or 56.1%, from December 31, 2012. The decrease is consistent with not only the overall decrease in the covered loan portfolio, but also with the steady improvement in asset quality in the covered loan portfolio over time. Past due loans at the end of 2013 included $190.0 million in loans that would otherwise meet the Company’s definition of nonaccrual loans and $14.3 million in accruing loans past due greater than 30 days. Of the $14.3 million in accruing loans past due, $13.7 million, or 95.9%, were past due less than 90 days. The indemnification agreements on covered assets include a provision for recapture of a portion of interest if the interest is included in total losses on the covered asset.

Of the $261.0 million decrease in covered loans past due, loans past due 30 to 89 days decreased $8.4 million, or 38.0%, while nonperforming loans (defined as accruing loans greater than 90 days past due and loans that meet the definition of nonaccrual loans) decreased $252.6 million, or 57.0%. These decreases were primarily a result of loan payments during the current year.

Of the $781.6 million in covered assets at December 31, 2013, $455.0 million will lose loss share coverage within the next 12 months. The following table provides additional information on the covered assets losing loss share coverage within the next 12 months. When the coverage period ends, these assets will be included in asset quality information presented in Table 11 above as part of the non-covered acquired loans.

TABLE 13—COVERED ASSETS BY LOSS SHARE COVERAGE PERIOD

	Covered Assets
	Non-Single Family Residential Loans (Losing Loss Share Coverage within the next 12 months)	Single Family Residential Loans (Losing Loss Share Coverage 10 years from Acquisition)
(Dollars in thousands)
Loans, net	$405,945	$313,848
Other real estate owned	49,068	12,734
Allowance for loan losses	(53,552)	(17,623)

Nonaccrual loans	$114,014	$76,002
Foreclosed assets	1,328	—
Other real estate owned	47,740	12,734
Accruing loans more than 90 days past due	—	579

Nonperforming assets	163,082	89,315

Total past due loans	$124,139	$80,153

Nonperforming assets/assets	35.84%	27.35%
NPAs/(Loans + OREO)	35.84%	27.35%
(Past Dues & Nonaccruals)/Loans	30.58%	25.54%

Allowance for Credit Losses

The allowance for credit losses represents management’s best estimate of probable credit losses inherent at the balance sheet date. Determination of the allowance for credit losses involves a high degree of complexity and requires significant judgment. Several factors are taken into consideration in the determination of the overall allowance for credit losses, including a qualitative component. These factors include, but are not limited to, the overall risk profiles of the loan portfolios, net charge-off experience, the extent of impaired loans, the level of nonaccrual loans, the level of 90 days past due loans and the overall percentage level of the allowance. The Company also considers overall asset quality trends, changes in lending and risk management practices and procedures, trends in the nature and volume of the loan portfolio, including the existence and effect of any portfolio concentrations, changes in experience and depth of lending staff, the Company’s legal, regulatory and competitive environment, national and regional economic trends, and data availability and applicability that might impact the portfolio. See the “Application of Critical Accounting Policies and Estimates” section for more information.

Change in Methodology

During the three months ended June 30, 2013, the Company modified its methodology for estimating its allowance for credit losses on its non-covered, non-acquired loan portfolio to incorporate practices, processes, and methodologies consistent with the guidance provided in the FRB’s inter-agency policy statement 2006 SR 06-17. The methodology was modified to segregate the reserve for unfunded lending commitments (“RULC”), previously included in the Company’s allowance for credit losses, into a separate liability on the Company’s consolidated balance sheet, and to enhance the previous methodology around loss migration.

As part of the modification, the Company implemented a transition matrix-based model that calculates current incurred loss estimates derived from Company-specific history of risk rating changes and net charge-offs across multiple loan pools in its portfolio to improve its estimates of credit losses by:

•	Providing a greater degree of segmentation of the Company’s non-covered, non-acquired loan portfolio within its existing homogeneous pools with distinct risk characteristics;

•	Improving the application of the Company’s specific historical loss rates to effectively generate estimated incurred loss rates for these various pools of the loan portfolio; and

•	Facilitating future loan portfolio stress testing.

Additionally, the following changes were made from the Company’s previous methodology utilized through the three months ended March 31, 2013:

•	Segregation of the RULC, which was previously included in the Company’s allowance for loan losses, and

•	Elimination of the use of published available expected default frequencies (“EDFs”) adjusted for the Company’s experience in estimating losses in the Company’s commercial real estate and business loan portfolios.

As a result of the change in methodology, at December 31, 2013, the Company’s allowance for loan losses was $10.4 million lower than it would have been under the previous methodology. However, offsetting the decrease was an $11.1 million increase in the Company’s RULC, included in other liabilities in its consolidated balance sheet. The Company’s allowance for credit losses, therefore, was $0.7 million higher than what it would have been under the previous methodology at December 31, 2013.

Certain inherent, but unconfirmed, losses are probable within the loan portfolio. The Company’s current methodology for determining the level of losses is based on historical loss rates, current credit grades, specific allocation and other qualitative adjustments. In a stable or deteriorating credit environment, heavy reliance on historical loss rates and the credit grade rating process results in model-derived required reserves that tend to slightly lag behind portfolio deterioration. Similar lags can occur in an improving credit environment whereby required reserves can lag slightly behind portfolio improvement. Given these model limitations, qualitative adjustment factors may be incremental or decremental to the quantitative model results.

The manner in which the allowance for credit losses is determined is based on the accounting method applied to the underlying loans. The Company delineates between loans accounted for under the contractual yield method, primarily legacy loans, and loans accounted for as purchased impaired loans, primarily acquired loans.

Legacy Loans

Legacy loans represent loans accounted for under the contractual yield method. The Company’s legacy loans include loans originated by the Company and acquired loans that are not accounted for as acquired credit impaired loans. See the “Application of Critical Accounting Policies and Estimates” section for more information.

Acquired Loans

Acquired loans, which include covered loans and certain non-covered loans, represent loans acquired by the Company that are accounted for in accordance with ASC 310-30. See the discussion above, as well as the “Application of Critical Accounting Policies and Estimates” for more information.

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

At December 31, 2013, the Company had an allowance for credit losses of $71.2 million to reserve for probable losses currently in the covered loan portfolio and $4.6 million to reserve for probable losses currently in the acquired loan portfolio that have arisen after the losses estimated at the respective acquisition dates. Based on facts and circumstances available, management of the Company believes that the allowance for credit losses was appropriate at December 31, 2013 to cover probable losses in the Company’s loan portfolio. However, future adjustments to the allowance may be necessary, and the results of operations could be adversely affected, if circumstances differ substantially from the assumptions used by management in determining the allowance for credit losses.

The following tables set forth the activity in the Company’s allowance for credit losses for the periods indicated.

TABLE 14—SUMMARY OF ACTIVITY IN THE ALLOWANCE FOR CREDIT LOSSES

(Dollars in thousands)	2013	2012	2011	2010	2009
Balance at beginning of period	$251,603	$193,761	$136,100	$55,768	$40,872
Transfer of balance to OREO	(28,126)	(27,169)	(17,143)	—	—
Transfer of balance to the reserve for unfunded commitments	(9,828)	—	—	—	—
Provision charged to operations	5,145	20,671	25,867	42,451	45,370
(Reversal of) Provision recorded through the FDIC loss share receivable	(56,085)	84,085	57,121	64,922	147
Charge-offs:
Commercial and business banking	19,220	16,747	9,200	23,634	25,204
Mortgage	518	2,376	244	1,068	311
Consumer	6,743	5,937	6,715	9,156	7,752

	26,481	25,060	16,159	33,858	33,267
Recoveries:
Commercial and business banking	3,745	3,293	5,516	4,863	1,016
Mortgage	765	38	170	77	67
Consumer	2,336	1,984	2,289	1,877	1,563

	6,846	5,315	7,975	6,817	2,646

Net charge-offs	19,635	19,745	8,184	27,041	30,621

Allowance for loan losses	143,074	251,603	193,761	136,100	55,768

Transfer of balance from the allowance for loan losses	9,828	—	—	—	—
Provision for unfunded lending commitments	1,319	—	—	—	—

Balance at end of period	$154,221	$251,603	$193,761	$136,100	$55,768

Allowance for loan losses to nonperforming assets (1) (2)	133.5%	88.3%	96.4%	89.9%	92.6%
Allowance for loan losses to total loans at end of period (2)	0.82	1.12	1.24	1.40	0.96
Net charge-offs to average loans (3)	0.05	0.07	0.13	0.47	0.73

(1)	Nonperforming assets include accruing loans 90 days or more past due.
(2)	The allowance for loan losses in the calculation does not include either the allowance attributable to covered assets or covered loans.
(3)	Net charge-offs exclude charge-offs and recoveries on covered loans and average loans exclude covered loans.

TABLE 15—SUMMARY OF ACTIVITY BY LOAN TYPE

	December 31, 2013				December 31, 2012
		Non-covered loans				Non-covered loans
(Dollars in thousands)	Covered Loans	Legacy Loans	Acquired Loans	Total	Covered Loans	Legacy Loans	Acquired Loans	Total
Allowance for loan losses
Balance at beginning of period	$168,576	$74,211	$8,816	$251,603	$118,900	$74,861	$—	$193,761
(Reversal of) Provision for loan losses before benefit attributable to FDIC loss share agreements	(54,610)	6,828	(3,158)	(50,940)	91,153	3,804	9,799	104,756
Benefit attributable to FDIC loss share agreements	56,085	—	—	56,085	(84,085)	—	—	(84,085)

Net (reversal of) provision for loan losses	1,475	6,828	(3,158)	5,145	7,068	3,804	9,799	20,671
(Decrease) Increase in FDIC loss share receivable	(56,085)	—	—	(56,085)	84,085	—	—	84,085
Transfer of balance to OREO	(27,041)	—	(1,085)	(28,126)	(26,343)	—	(826)	(27,169)
Transfer of balance to the RUFC	—	(9,828)	—	(9,828)	—	—	—	—
Loan charge-offs	(15,764)	(10,686)	(31)	(26,481)	(15,153)	(9,728)	(179)	(25,060)
Recoveries	14	6,817	15	6,846	19	5,274	22	5,315

Balance at end of period	71,175	67,342	4,557	143,074	168,576	74,211	8,816	251,603
Reserve for unfunded lending commitments
Transfer of balance from the allowance for loan losses	—	9,828	—	9,828	—	—	—	—
Provision for unfunded lending commitments	—	1,319	—	1,319	—	—	—	—

Balance at end of period	—	11,147	—	11,147	—	—	—	—

Allowance for credit losses	$71,175	$78,489	$4,557	$154,221	$168,576	$74,211	$8,816	$251,603

The following table presents the allocation of the allowance for credit losses and the percentage of the total amount of loans in each loan category listed as of the year indicated.

TABLE 16—ALLOCATION OF THE ALLOWANCE FOR CREDIT LOSSES

	2013		2012		2011		2010		2009
	Reserve %	% of Loans	Reserve %	% of Loans	Reserve %	% of Loans	Reserve %	% of Loans	Reserve %	% of Loans
Commercial	69%	72%	71%	73%	73%	73%	59%	69%	78%	64%
Mortgage	10	6	10	5	11	7	22	10	3	18
Consumer	21	22	19	22	16	20	19	21	19	18
Unallocated	—	—	—	—	—	—	—	—		—

Total allowance for credit losses	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%

The allowance for credit losses was $154.2 million at December 31, 2013, or 1.62% of total loans, $97.4 million lower than at December 31, 2012. The allowance as a percentage of loans was 134 basis points below the 2.96% at December 31, 2012.

The decrease in the allowance was primarily related to a decrease in reserves on the covered and non-acquired loan portfolios. The allowance for credit losses on the covered portion of the loan portfolio decreased $97.4 million primarily due to a change in expected cash flows on certain of the acquired loan pools during 2013. The reserve was adjusted during 2013 to cover the expected losses in these pools. On a gross basis, the Company was able to reverse $56.1 million to account for these estimated cash flow changes. The reserve was also reduced by $28.1 million when loan collateral was moved to OREO during 2013.

For the non-covered portfolio, the allowance on the legacy portfolio declined $6.9 million, or 9.3%, since December 31, 2012, as $9.8 million was transferred to the reserve for unfunded lending commitments. Legacy asset quality improved over the prior year as evidenced by continued lower levels of net charge-offs and past due loans, which offset the additional allowance needed to reserve for legacy loan growth over the past twelve months. The non-covered allowance for credit losses, however, includes a reserve of $4.6 million for losses probable in those portfolios at December 31, 2013 above estimated expected credit losses at acquisition.

At December 31, 2013 and 2012, excluding the acquired loan portfolios, the allowance for loan losses covered nonperforming loans 1.5 times. Including acquired non-covered loans, the allowance for loan losses covered 65.8% of total past due and nonaccrual loans at December 31, 2013, an increase compared to the December 31, 2012 coverage of 64.9%.

FDIC Loss Share Receivable

As part of the FDIC-assisted acquisitions in 2009 and 2010, the Company recorded a $1.0 billion receivable from the FDIC, which represents the fair value of the expected reimbursable losses covered by the loss share agreements as of the acquisition dates. The FDIC loss share receivable decreased $260.8 million, or 61.6%, during 2013 as the Company recorded a valuation allowance of $31.8 million, reduced the balance $56.1 million to offset the allowance for credit loss adjustment recorded, and claimed reimbursements from the FDIC totaling $52.6 million resulting from loan charge-offs, OREO sales, and OREO write-downs, included in other assets discussed below. The loss share receivable also decreased $97.8 million as a result of amortization during the year. See Note 8 to the consolidated financial statements for discussion of the reimbursable loss periods of the loss share agreements.

The following table sets forth the activity in the FDIC loss share receivable asset for the periods indicated.

TABLE 17—FDIC LOSS SHARE RECEIVABLE ACTIVITY

	For the Year Ended December 31,
(Dollars in thousands)	2013	2012
Balance at beginning of period	$423,069	$591,844
Change due to (reversal of) credit loss provision recorded on FDIC covered loans	(56,085)	84,085
Amortization	(97,849)	(118,100)
Submission of reimbursable losses to the FDIC	(52,586)	(123,986)
Impairment	(31,813)	—
Changes due to a change in cash flow assumptions on OREO and other changes	(22,424)	(10,774)

Balance at end of period	$162,312	$423,069

Based on improving economic trends, their impact on the amount and timing of expected future cash flows, and delays in the foreclosure process, the Company concluded that certain expected losses are probable of not being collected from the FDIC or the customer because such projected losses are anticipated to occur beyond the reimbursable periods of the loss share agreements. On April 10, 2013, the Audit Committee and the Board of Directors concluded that an impairment charge was required under generally accepted accounting principles applicable to the Company and should be recognized in the consolidated financial statements for the three-month period ended March 31, 2013. Therefore, the Company recognized a valuation allowance against the indemnification assets in the amount of $31.8 million through a charge to net income.

Of the FDIC loss share receivables balance of $162.3 million, approximately $38.1 million is expected to be collected from the FDIC, $114.7 million, which represents improvements in cash flows expected to be collected from customers, is expected to be amortized over time, and $9.5 million is expected to be collected in conjunction with OREO transactions. For certain covered assets, loss share coverage expires in the next 12 – 20 months. At December 31, 2013, the FDIC loss share receivables included $17.9 million and $9.4 million related to these assets that is expected to be collected from the FDIC and OREO transactions, respectively. To the extent that loss share coverage ends prior to triggering events on covered assets that would enable the Company to collect these amounts from the FDIC or OREO transactions, future impairments would be required.

The Company may owe consideration previously received under indemnification agreements to the FDIC under the “clawback” provisions in three of these agreements. The clawback provisions generally stipulate that in the event of not meeting certain thresholds of loss, the Company is required to pay the FDIC a percentage as defined in the respective agreements. Cumulative losses to date under two of these agreements have exceeded the calculated loss amounts, which would result in clawback if not incurred. However, the sum of the historical and remaining projected losses under the remaining agreement is in excess of the clawback amount stated in that agreement. For the third agreement, the Company has recorded a $0.8 million liability at December 31, 2013 to reserve for the amount of consideration due to the FDIC based on cumulative losses to date. However, the future performance of the remaining covered assets (namely improvements in the forms of recoveries and/or reduced losses) for each of the three agreements beyond each agreement’s respective collection period could require the Company to be subject to the clawback provisions for that agreement.

Refer to the “Other Assets” discussion below for additional amounts due from the FDIC related to loss share agreements.

Investment Securities

Investment securities increased by $140.8 million, or 7.2%, to $2.1 billion at December 31, 2013. The increase from December 31, 2012 was due to the use of available funds in 2013 to purchase available for sale investments in an effort to improve the yield on total earning assets. These additional investments were offset partially by the sales and maturities of investment securities during the current year. As a result of these purchases, investment securities increased to 15.6% of total assets at December 31, 2013, from 14.9% at December 31, 2012. Investment securities were 17.7% of average earnings assets in the current year and 18.1% in 2012. By intent, available for sale securities increased $191.8 million, or 11.0%, and held to maturity investments decreased $51.0 million, or 24.8%. The following table shows the carrying values of securities by category as of December 31 for the years indicated.

TABLE 18—CARRYING VALUE OF SECURITIES

(Dollars in thousands)	2013		2012		2011		2010		2009
Securities available for sale:
U.S. Government-sponsored enterprise obligations	$395,561	19%	$285,724	15%	$342,488	17%	$422,800	21%	$241,168	15%
Obligations of state and political subdivisions	107,479	5	127,075	7	143,805	7	40,169	2	50,460	3
Mortgage-backed securities	1,432,278	68	1,330,656	68	1,317,374	66	1,263,869	63	1,020,939	65
Other securities	1,479	—	1,549	—	1,538	—	2,956	—	7,909	—

	1,936,797	92	1,745,004	90	1,805,205	90	1,729,794	86	1,320,476	83
Securities held to maturity:
U.S. Government-sponsored enterprise obligations	34,478	2	69,949	4	85,172	4	180,479	9	155,713	10
Obligations of state and political subdivisions	84,290	4	88,909	4	81,053	4	75,768	4	65,540	4
Mortgage-backed securities	35,341	2	46,204	2	26,539	2	33,773	1	39,108	3

	154,109	8	205,062	10	192,764	10	290,020	14	260,361	17

	$2,090,906	100%	$1,950,066	100%	$1,997,969	100%	$2,019,814	100%	$1,580,837	100%

All of the Company’s mortgage-backed securities are agency securities. The Company does not hold any Fannie Mae or Freddie Mac preferred stock, corporate equity, collateralized debt obligations, collateralized loan obligations, or structured investment vehicles, nor does it hold any private label collateralized mortgage obligations, sub-prime, Alt-A, or second lien elements in its investment portfolio. At December 31, 2013, the Company’s investment portfolio did not contain any securities that are directly backed by subprime or Alt-A mortgages.

The following table summarizes activity in the Company’s investment securities portfolio during 2013 and 2012. There were no transfers of securities between investment categories during the current period.

TABLE 19—INVESTMENT PORTFOLIO ACTIVITY

(Dollars in thousands)	Available for Sale		Held to Maturity
	2013	2012	2013	2012
Balance at beginning of period	$1,745,004	$1,805,205	$205,062	$192,764
Purchases	1,026,290	935,164	5,901	57,075
Acquisitions	—	56,841	—	—
Sales, net of gains	(42,400)	(150,483)	—	—
Principal maturities, prepayments and calls, net of gains	(709,977)	(880,425)	(55,649)	(43,500)
Amortization of premiums and accretion of discounts	(17,748)	(19,736)	(1,205)	(1,277)
Change in market value	(64,372)	(1,562)	—	—

Balance at end of period	$1,936,797	$1,745,004	$154,109	$205,062

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

Management believes it has considered these factors, as well as all relevant information available, when determining the expected future cash flows of the securities in question. Based on its analysis, the Company recorded an other-than-temporary impairment charge of $0.5 million during 2011 on one unrated municipal revenue bond. During that year, management assessed the operating environment of the bond issuer as adverse and thus concluded the other-than-temporary impairment charge was warranted. The specific impairment was related to the loss of the contracted revenue source required for bond repayment. The total impairment recorded was 50% of the par value of the bond and provided a fair value of the bonds that was consistent with current market pricing. Because adverse conditions were noted in the operations of the bond issuer, the Company recorded the other-than-temporary impairment, but noted no further deterioration in the operating environment of the bond issuer. No other declines in the market value of the Company’s investment securities are deemed to be other-than-temporary at December 31, 2013 and 2012.

Note 5 to the consolidated financial statements provides further information on the Company’s investment securities.

Short-term Investments

Short-term investments result from excess funds invested overnight in interest-bearing deposit accounts at the FHLB of Dallas and Atlanta. These balances fluctuate daily depending on the funding needs of the Company and earn interest at the current FHLB discount rate. The balance in interest-bearing deposits at other institutions of $152.7 million at December 31, 2013 decreased $570.0 million, or 78.9%, from December 31, 2012. The primary cause of the decrease was the Company’s use of available cash to purchase higher-yielding investment securities, fund loan growth, and pay down its long-term debt, all in an attempt to improve its net interest margin. The Company’s cash activity is further discussed in the “Liquidity” section below.

Other Assets

The following table details the changes in other asset balances for the periods indicated.

TABLE 20—OTHER ASSETS COMPOSITION

(Dollars in thousands)	2013	2012	2011	2010	2009
Other Earning Assets
FHLB and FRB stock	$53,773	$46,216	$60,155	$57,280	$61,716
Fed funds sold and financing transactions	—	4,875	—	9,038	261,421
Other interest-earning assets (1)	3,412	3,412	3,412	3,358	3,358

Total other earning assets	57,185	54,503	63,567	69,676	326,495
Non-Earning Assets
Premises and equipment	287,510	303,523	285,607	208,403	137,426
Bank-owned life insurance	104,203	100,556	96,876	72,536	70,813
Goodwill	401,872	401,872	369,811	234,228	227,080
Core deposit intangibles	14,622	19,122	24,021	22,975	26,342
Title plant and other intangible assets	7,439	7,660	7,911	6,722	6,722
Accrued interest receivable	32,143	32,183	36,006	34,250	32,869
Other real estate owned	99,173	121,536	125,046	69,218	74,092
Derivative market value	30,076	42,119	33,026	37,320	32,697
Receivable due from the FDIC	2,609	3,259	11,363	42,494	6,817
Investment in tax credit entities	132,487	137,508	120,247	114,751	107,044
Other	74,230	47,273	74,049	46,594	65,992

Total non-earning assets	1,186,364	1,216,611	1,183,963	889,491	787,894

Total other assets	$1,243,549	$1,271,114	$1,247,530	$959,167	$1,114,389

(1)	Other interest-earning assets are composed primarily of trust preferred common securities.

The $7.6 million increase in FHLB and FRB stock was the result of net stock purchases during 2013.

Fed funds sold and financing transactions represent short-term excess liquidity, and the balance varies based on the daily requirements of short-term liquidity needed by the Company and its subsidiaries for loan growth and other operating activities. The Company had $4.9 million in financing transactions outstanding at the end of 2012. There were no fed funds sold or financing transactions at December 31, 2013. The balance of other interest-earning assets did not change from the end of 2012.

Premises and equipment decreased $16.0 million as a result of the movement of closed branches during 2013 to OREO, as well as current year depreciation taken on the assets in service.

Bank-owned life insurance increased $3.6 million as a result of the income earned on policies during the year.

Core deposit intangibles decreased $4.5 million due to amortization expense during the current period.

Other real estate includes all real estate, other than bank premises used in bank operations, which is owned or controlled by the Company, including real estate acquired in settlement of loans and former bank premises no longer used. The $22.4 million decrease in OREO from December 31, 2012 was a result of the sale of OREO properties, primarily during the fourth quarter of 2013. Covered OREO properties at December 31, 2013 were $15.4 million, or 20.0%, lower than at the end of 2012. Covered OREO properties were $61.8 million and $77.2 million at December 31, 2013 and 2012, respectively. Non-covered OREO decreased $6.9 million, or 15.6%, and was primarily a result of the sale of OREO properties during the year.

The decrease in the market value of the Company’s derivatives was primarily the result of the change in value of existing derivatives from December 31, 2012, and not a result of a decrease in derivative activity. The value of the derivatives at December 31, 2013 was affected by a decline in interest rates at the end of the fourth quarter.

The receivable due from the FDIC from claims associated with the loss share agreements decreased $0.7 million in 2013 compared to 2012. The balance at December 31, 2013 was a result of the timing of repayment from the FDIC of losses submitted and timing of losses incurred. The Company’s submission of losses has remained steady as the Company continues to manage the covered assets to ultimate disposition in a manner that is of least loss to the FDIC. The balance due from the FDIC includes the reimbursable portion of incurred losses, net of recoveries (as those terms are defined in the respective loss share agreements) and reimbursable expenses, which were approximately $2.8 million and $3.3 million at December 31, 2013 and 2012, respectively.

Investments in tax credit entities decreased $5.0 million as a result of the amortization of the tax credits as they are recognized in the Company’s income tax provision calculation. Amortization of the Company’s tax credits offset the additional investment of $2.2 million in tax credit entities in 2013.

The $27.0 million increase in other assets since December 31, 2012 was primarily the result of a $14.7 million increase in the Company’s current income tax receivable as a result of additional estimated income tax payments recorded during the current year. Also affecting other assets was a $9.5 million increase in the deferred tax asset to account for future tax deductions on current period expenses and a $2.9 million increase in deferred compensation assets held that are related to current year employee compensation deferrals. Offsetting these increases were decreases in prepaid assets and other current receivables since December 31, 2012.

There was no significant change in the Company’s title plant balance since December 31, 2012.

FUNDING SOURCES

Deposits obtained from clients in its primary market areas are the Company’s principal source of funds for use in lending and other business purposes. The Company attracts local deposit accounts by offering a wide variety of accounts, competitive interest rates and convenient branch office locations and service hours. Increasing core deposits through acquisitions and the development of client relationships is a continuing focus of the Company. Short-term and long-term borrowings have become an important funding source as the Company has grown. Other funding sources include subordinated debt and shareholders’ equity. Refer to the “Liquidity” section below for further discussion of the Company’s sources and uses of funding sources. The following discussion highlights the major changes in the mix of deposits and other funding sources during 2013.

Deposits

The Company’s ability to attract and retain customer deposits is critical to the Company’s continued success. During 2013, total deposits decreased $11.3 million, or 0.1%, totaling $10.7 billion at December 31, 2013. On average, however, total deposits increased $1.0 billion, or 10.4%, from 2012. Total non-interest-bearing deposits increased $608.3 million and interest-bearing deposits decreased $619.6 million, or 7.1%, from December 31, 2012. Increases in the Company’s core deposit products were offset by a continued decline in total time deposits, as some higher-priced certificates of deposit (“CDs”) matured and were not renewed due to continued rate reductions.

The following table and chart set forth the composition of the Company’s deposits for the periods indicated.

TABLE 21—DEPOSIT COMPOSITION BY PRODUCT

(Dollars in thousands)	2013		2012		2011		2010		2009
Non-interest-bearing deposits	$2,575,939	24%	$1,967,662	18%	$1,485,058	16%	$878,768	11%	$874,885	11%
NOW accounts	2,283,491	22	2,523,252	24	1,876,797	20	1,281,825	16	1,351,609	18
Money market accounts	3,779,581	35	3,738,480	35	3,049,151	33	2,660,702	34	1,954,155	26
Savings accounts	387,397	3	364,703	3	332,351	3	249,412	3	298,910	4
Certificates of deposit	1,710,592	16	2,154,180	20	2,545,656	28	2,844,399	36	3,076,589	41

	$10,737,000	100%	$10,748,277	100%	$9,289,013	100%	$7,915,106	100%	$7,556,148	100%

From a product perspective, interest-bearing deposits decreased $619.6 million. Time deposit decreases of $443.6 million represented 71.6% of the total interest-bearing deposit decrease from December 31, 2012. Also affecting interest-bearing deposits was a transition of deposits in 2013 from interest-bearing NOW accounts earning less than three basis points into non-interest-bearing transaction accounts. Certificates of deposit in denominations of $100,000 and over decreased $240.2 million, or 20.9%, to $906.3 million at December 31, 2013. The decrease was seen in many of the Company’s markets, including the New Orleans and Lafayette, Louisiana markets, as well as multiple Florida markets, where higher-priced certificates of deposit matured and were either not renewed or renewed at lower interest rates. Despite the overall decrease in time deposits during the year, during the fourth quarter of 2013, 79% of maturing time deposits were renewed with an average 38 basis point rate reduction. The following table details large-denomination certificates of deposit by remaining maturity dates at December 31 of the years indicated.

TABLE 22—REMAINING MATURITIES OF CDS $100,000 AND OVER

(Dollars in thousands)	2013		2012		2011		2010		2009
3 months or less	$256,931	28%	$265,558	23%	$316,771	23%	$361,761	24%	$442,853	27%
3 – 12 months	452,005	50	572,734	50	731,996	53	764,771	51	752,056	47
12 – 36 months	157,430	17	227,072	20	213,865	16	305,257	20	383,897	24
More than 36 months	39,976	5	81,151	7	114,999	8	82,245	5	29,516	2

	$906,342	100%	$1,146,515	100%	$1,377,631	100%	$1,514,034	100%	$1,608,322	100%

Non-interest-bearing deposits continue to provide the Company with a good source of available funds for continued earning asset growth. Non-interest-bearing deposits as a percentage of total deposits have steadily risen over the past 24 months, from 16.0% at December 31, 2012 to 24.0% at December 31, 2013. During the third quarter of 2013, the Company transitioned approximately $246 million in deposits from interest-bearing NOW accounts earning less than three basis points into non-interest-bearing transaction accounts, accounting for approximately 40% of the total non-interest-bearing deposit growth from 2012.

From a market perspective, total deposit growth was seen primarily in the Houston, Texas, Baton Rouge, Louisiana, and Birmingham, Alabama markets. Houston’s customer deposits increased $382.4 million, or 71.0%, during 2013. Total deposits in the Baton Rouge market increased $9.1 million, or 1.6%, since the end of 2012, while the Birmingham market had total customer deposit growth of $60.0 million, or 16.3%. Total deposit growth was offset, however, by time deposit runoff in multiple Louisiana markets, including New Orleans and Lafayette, as well as various Alabama and Florida markets, most notably Mobile, Alabama and Sarasota, Florida.

Short-term Borrowings

The Company may obtain advances from the FHLB of Dallas based upon its ownership of FHLB stock and certain pledges of its real estate loans and investment securities, provided certain standards related to the Company’s creditworthiness have been met. These advances are made pursuant to several credit programs, each of which has its own interest rate and range of maturities. The level of short-term borrowings can fluctuate significantly on a daily basis depending on funding needs and the source of funds chosen to satisfy those needs.

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

TABLE 23—REPURCHASE TRANSACTIONS

(Dollars in thousands)	2013	2012
Average balance	$290,209	$243,248
Ending balance	305,344	303,045

Total short-term borrowings increased $377.3 million, or 124.5%, from December 31, 2012, to $680.3 million at the end of 2013. The increase was primarily the result of $375.0 million in short-term FHLB advances outstanding at December 31, 2013, whereas there were no outstanding short-term FHLB advances at the end of 2012. The Company borrowed these funds at the end of 2013 in order to manage its liquidity as it funded loan growth in the fourth quarter of 2013. On an average basis, short-term borrowings increased $19.2 million, or 6.7%, from 2012 to 2013. The increase in the average outstanding balance was largely due to the advances outstanding at the end of 2013, as management’s decision has typically been to use available cash to reduce higher-cost funding sources.

Total short-term borrowings were 5.7% of total liabilities and 70.8% of total borrowings at December 31, 2013 compared to 2.6% and 41.7%, respectively, at December 31, 2012. On an average basis, short-term borrowings were 2.6% of total liabilities and 48.9% of total borrowings in the current year, compared to 2.7% and 39.7%, respectively, during 2012.

The weighted average rate paid on short-term borrowings was 0.16% during 2013, down six basis points compared to 0.22% for 2012. For additional information on the Company’s short-term borrowings, see Note 15 of the consolidated financial statements.

Long-term Debt

The Company’s long-term borrowings decreased $142.7 million, or 33.7%, to $280.7 million at December 31, 2013, compared to $423.4 million at December 31, 2012. The decrease in borrowings from December 31, 2012 was a result of the scheduled repayment of a portion of the Company’s long-term FHLB advances during 2013, as well as the redemption of $90.0 million in advances acquired in previous acquisitions. The early redemption resulted in additional expense of $2.3 million in the current year based on the prepayment penalty on the advances. As a result of the redemptions and repayment, the Company expects to reduce future interest expense by $0.7 million in total over the first two quarters of 2014. The Company’s efforts to reduce the balance of these higher-priced long-term borrowings has lead to a $2.8 million reduction in interest expense on the long-term debt in 2013 when compared to the same period of 2012, despite the 24 basis point increase in the average rate paid on the debt.

On average, long-term debt decreased to $316.8 million in 2013, 26.5% lower than for the year ended December 31, 2012. Average long-term debt was 2.8% of total liabilities during the current year, lower than the average during 2012 of 4.1%. On a period-end basis, long-term debt was 2.4% of total liabilities at December 31, 2013, also a decrease from 3.6% at December 31, 2012.

Long-term borrowings at December 31, 2013 included $92.2 million in fixed-rate advances from the FHLB of Dallas and Atlanta that cannot be paid off without incurring substantial prepayment penalties. The remaining debt consisted of $111.9 million of the Company’s junior subordinated deferrable interest debentures and $76.6 million in notes payable on investments in new market tax credit entities. The debentures are issued to statutory trusts that were funded by the issuance of floating rate capital securities of the trusts and qualify as Tier 1 Capital for regulatory purposes. Interest is payable quarterly and may be deferred at any time at the election of the Company for up to 20 consecutive quarterly periods. During any deferral period, the Company is subject to certain restrictions, including being prohibited from declaring dividends to its common shareholders. The securities are redeemable by the Company in whole or in part after five years, or earlier under certain circumstances.

The following table summarizes each outstanding issue of junior subordinated debt. For additional information, see Note 16 of the consolidated financial statements.

TABLE 24—JUNIOR SUBORDINATED DEBT COMPOSITION

(Dollars in thousands)

Date Issued	Term	Callable After(3)	Interest Rate(4)	2013	2012
July 2001(1)	30 years	10 years	LIBOR plus 3.300%	$8,248	$8,248
November 2002	30 years	5 Years	LIBOR plus 3.250%	10,310	10,310
March 2003 (2)	30 years	5 Years	LIBOR plus 3.150%	6,186	6,186
June 2003	30 years	5 Years	LIBOR plus 3.150%	10,310	10,310
March 2004(1)	30 years	10 years	LIBOR plus 2.790%	7,732	7,732
September 2004	30 years	5 Years	LIBOR plus 2.000%	10,310	10,310
October 2006	30 years	5 Years	LIBOR plus 1.600%	15,464	15,464
June 2007	30 years	5 Years	LIBOR plus 1.435%	10,310	10,310
November 2007	30 years	5 Years	LIBOR plus 2.750%	12,372	12,372
November 2007	30 years	5 Years	LIBOR plus 2.540%	13,403	13,403
March 2008	30 years	5 Years	LIBOR plus 3.500%	7,217	7,217

				$111,862	$111,862

(1)	Obtained via the OMNI acquisition.
(2)	Obtained via the American Horizons acquisition.
(3)	Subject to regulatory requirements.
(4)	The interest rate on the Company’s junior subordinated debt is indexed to LIBOR and is based on the 3-month LIBOR rate.

At December 31, 2013 and 2012, the 3-month LIBOR rate was 0.25% and 0.31%, respectively.

Shareholders’ Equity

Shareholders’ equity provides a source of permanent funding, allows for future growth, and provides the Company with a cushion to withstand unforeseen adverse developments. At December 31, 2013, shareholders’ equity totaled $1.5 billion, an increase of $1.1 million, or 0.1%, compared to December 31, 2012. The following table details the changes in shareholders’ equity during the twelve months ended December 31, 2013 and 2012.

TABLE 25—CHANGES IN SHAREHOLDERS’ EQUITY

(Dollars in thousands)	2013	2012
Balance, beginning of period	$1,529,868	$1,482,661
Net income	65,103	76,395
Other comprehensive (loss) income	(40,968)	20
Common stock issued	—	39,203
Treasury stock repurchased	—	(40,433)
Reissuance of treasury stock under management incentive plans, net of shares surrendered	6,707	2,222
Cash dividends declared	(40,434)	(40,107)
Share-based compensation cost	10,703	9,907

Balance, end of period	$1,530,979	$1,529,868

During the year ended December 31, 2013, the growth in shareholders’ equity was tempered as a result of a $41.8 million decrease in the unrealized gain on the available for sale investment portfolio resulting from interest rate changes toward the end of the period. Net income of $65.1 million for 2013 was offset by dividend payments to common shareholders of $40.4 million, or $1.36 per common share, during the year.

CAPITAL RESOURCES

Federal regulations impose minimum regulatory capital requirements on all institutions with deposits insured by the Federal Deposit Insurance Corporation. The FRB imposes similar capital regulations on bank holding companies. Compliance with bank and bank holding company regulatory capital requirements, which include leverage and risk-based capital guidelines, are monitored by the Company on an ongoing basis. Under the risk-based capital method, a risk weight is assigned to balance sheet and off-balance sheet items based on regulatory guidelines. At December 31, 2013, the Company exceeded all required regulatory capital ratios.

At December 31, 2013 and 2012, the Company’s regulatory capital ratios and those of IBERIABANK were also in excess of the levels established for “well-capitalized” institutions, as shown in the following table and chart.

TABLE 26—REGULATORY CAPITAL RATIOS

(Dollars in thousands)		Well- Capitalized	December 31, 2013		December 31, 2012
Ratio	Entity	Minimums	Actual	Excess Capital (1)	Actual	Excess Capital (1)
Tier 1 Leverage	Consolidated	5.00%	9.70%	$597,186	9.70%	$574,140
	IBERIABANK	5.00	8.46	437,629	8.57	433,657
Tier 1 risk-based capital	Consolidated	6.00	11.57	592,882	12.92	634,956
	IBERIABANK	6.00	10.08	432,915	11.41	493,695
Total risk-based capital	Consolidated	10.00	12.82	300,274	14.19	384,518
	IBERIABANK	10.00	11.33	141,292	12.68	244,337

(1)

Excess capital is defined as the dollar amount of the Company’s capital above minimum capital required to remain “well capitalized” under current guidelines but does not represent the Company’s view of optimum capital levels.

The decrease in capital ratios from December 31, 2012 was primarily the result of the deployment of excess liquidity that carried a 0% risk weighting into loans and other investments that carried a higher risk rating, namely loans and investment securities. Also affecting capital ratios at December 31, 2013 was a decrease in covered assets throughout 2013, which typically are assigned a lower risk rating.

Regulatory Developments

In July 2013, the U.S. banking regulatory agencies, including the FRB, approved a final rule to implement the revised capital adequacy standards of the Basel Committee on Banking Supervision or “Basel III”, and to address relevant provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). The Company and IBERIABANK will become subject to the new rules on January 1, 2015, and certain provisions of the new rules will be phased in from that date to January 1, 2019.

The final rules:

•

Permit banking organizations that had less than $15 billion in total consolidated assets as of December 31, 2009, to include as Tier 1 capital trust preferred securities and cumulative perpetual preferred stock that were issued and included as Tier 1 capital prior to May 19, 2010, subject to a limit of 25% of Tier 1 capital elements, excluding any non-qualifying capital instruments and after all regulatory capital deductions and adjustments have been applied to Tier 1 capital,

•	Establish new qualifying criteria for regulatory capital, including new limitations on the inclusion of deferred tax assets and mortgage servicing rights,

•	Require a minimum of ratio of common equity Tier 1, or CET1, capital to risk-weighted assets of 4.5%,

•	Increase the minimum Tier 1 capital to risk-weighted assets ratio requirements from 4% to 6%,

•	Retain the minimum total capital to risk-weighted assets ratio requirement of 8%,

•	Establish a minimum leverage ratio requirement of 4%,

•	Retain the existing regulatory capital framework for 1-4 family residential mortgage exposures,

•

Implement a new capital conservation buffer requirement for a banking organization to maintain a CET1 capital ratio more than 2.5% above the minimum CET1 capital, Tier 1 capital and total risk-based capital ratios in order to avoid limitations on capital distributions, including dividend payments, and certain discretionary bonus payments to executive officers. The capital conservation buffer requirement will be phased in beginning on January 1, 2016 at 0.625%, and will be fully phased in at

2.50% by January 1, 2019. A banking organization with a buffer of less than the required amount would be subject to increasingly stringent limitations on such distributions and payments as the buffer approaches zero. The new rule also generally prohibits a banking organization from making such distributions or payments during any quarter if its eligible retained income is negative and its capital conservation buffer ratio was 2.5% or less at the end of the previous quarter. The eligible retained income of a banking organization is defined as its net income for the four calendar quarters preceding the current calendar quarter, based on the organization’s quarterly regulatory reports, net of any distributions and associated tax effects not already reflected in net income,

•	Increase capital requirements for past-due loans, high volatility commercial real estate exposures, and certain short-term commitments and securitization exposures,

•	Expand the recognition of collateral and guarantors in determining risk-weighted assets, and

•	Remove references to credit ratings consistent with the Dodd-Frank Act and establishes due diligence requirements for securitization exposures.

Management continues to evaluate the provisions of the final rules and their expected impact on the Company and IBERIABANK. Management believes that at December 31, 2013, the Company and IBERIABANK would have met all new capital adequacy requirements on a fully phased-in basis if such requirements were then effective. There can be no assurances that the Basel III capital rules will not be revised before the effective date and expiration of the phase-in periods.

RESULTS OF OPERATIONS

The Company reported income available to common shareholders of $65.1 million, $76.4 million, and $53.5 million for the years ended December 31, 2013, 2012, and 2011, respectively. Earnings per share (“EPS”) on a diluted basis were $2.20 for 2013, $2.59 for 2012, and $1.87 for 2011.

In 2013, net interest income increased $8.5 million, or 2.2%, over 2012, as interest expense decreased $16.5 million, or 26.0%, and interest income decreased $8.0 million, or 1.8%. Net interest income increased as a result of the decrease in the cost of interest-bearing liabilities, which was partially offset by decreases in earning asset yields. The decrease in yields on earning assets, however, was offset partially by additional customer loan volume in 2013. Income available to common shareholders was also positively impacted by a $15.5 million decrease in the provision for loan losses, but was negatively impacted by a $40.9 million increase in non-interest expenses, the drivers of which are discussed below in the “Non-interest Expense” section of the discussion.

The decrease in income before income taxes lowered income tax expense $12.6 million in 2013 when compared to 2012. Income tax expense in 2013 was also impacted by a reduction of $0.3 million in expense as a result of the Company’s true-up of its tax liability from the previous year with its filed income tax return. Cash earnings, defined as net income before the net-of-tax amortization of acquisition intangibles, were $68.2 million, $79.7 million, and $56.9 million for the years ended December 31, 2013, 2012, and 2011, respectively.

The following discussion provides additional information on the Company’s operating results for the years ended December 31, 2013, 2012, and 2011, segregated by major income statement caption.

Net Interest Income

Net interest income is the difference between interest realized on earning assets and interest paid on interest-bearing liabilities and is also the driver of core earnings. As such, it is subject to constant scrutiny by management. The rate of return and relative risk associated with earning assets are weighed to determine the appropriateness and mix of earning assets. Additionally, the need for lower cost funding sources is weighed against relationships with clients and future growth opportunities. The Company’s net interest spread, which is the difference between the yields earned on average earning assets and the rates paid on average interest-bearing liabilities, was 3.26%, 3.43%, and 3.34% during the years ended December 31, 2013, 2012, and 2011, respectively. The Company’s net interest margin on a taxable equivalent (“TE”) basis, which is net interest income (TE) as a percentage of average earning assets, was 3.38%, 3.58% and 3.51%, respectively, for the same periods. Net interest spread and net interest margin were affected in 2013 by additional amortization of the Company’s FDIC loss share receivable due to the adoption of ASU No. 2012-06 in the current year.

Net interest income increased $8.5 million to $390.2 million in 2013 when compared to 2012. The improvement in net interest income was the result of a $903.0 million increase in average earning assets as well as a decrease in the average cost of interest-bearing liabilities of 22 basis points. These improvements were offset by a 4.8% increase in the average balance of interest-bearing liabilities and a 38 basis point decrease in earning asset yield. The average balance sheet growth over the past twelve months is primarily a result of growth in both earning assets and deposits.

Average loans made up 75.5% and 72.4% of average earning assets in 2013 and 2012, respectively. Average loans increased $1.0 billion, or 13.0%, from 2012 to 2013 as a result of loan growth in the non-covered loan portfolio. Investment securities made up 17.7% of average earning assets during the current year, compared to 18.1% during the same period of 2012. Over the past year, management has focused efforts to reduce its lower-yielding excess liquidity (defined as fed funds sold and interest-bearing cash) by investing in higher-yielding loans and investment securities, as well as paying down its short-term and long-term debt in efforts to improve net interest income. Other significant components of earning assets during 2013 included the FDIC loss share receivable (2.3% of average earning assets) and excess liquidity (2.8% of average earning assets). During 2012, the FDIC loss share receivable was 4.5% of average earning assets, with excess liquidity accounting for 3.0% of average earning assets.

Average interest-bearing deposits made up 93.2% of average interest-bearing liabilities during 2013, up from 91.8% during the twelve months of 2012. Average short-term and long-term borrowings made up 3.3% and 3.5% of average interest-bearing liabilities, respectively, in 2013, respectively, compared to 3.3% and 4.9% during 2012.

The following tables set forth, for the periods indicated, information regarding (i) the total dollar amount of interest income from earning assets and the resultant average yields; (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average rates; (iii) net interest income; (iv) net interest spread; and (v) net interest margin. Information is based on average daily balances during the indicated periods. Investment security market value adjustments and trade-date accounting adjustments are not considered to be earning assets and, as such, the net effect is included in non-earning assets. TE yields are calculated using a marginal tax rate of 35%.

TABLE 27—AVERAGE BALANCES, NET INTEREST INCOME AND INTEREST YIELDS / RATES

	2013			2012			2011
(Dollars in thousands)	Average Balance	Interest Income/ Expense	Yield/ Rate	Average Balance	Interest Income/ Expense	Yield/ Rate	Average Balance	Interest Income/ Expense	Yield/ Rate
Earning Assets:
Loans receivable:
Commercial loans (TE)	$6,386,364	$350,451	5.50%	$5,703,163	$373,497	6.54%	$4,787,680	$306,089	6.41%
Mortgage loans	520,872	30,598	5.87%	442,088	33,247	7.52%	550,361	38,379	6.97%
Consumer and other loans	1,954,766	107,887	5.52%	1,700,427	107,192	6.30%	1,399,953	91,704	6.55%

Total loans	8,862,002	488,936	5.53%	7,845,678	513,936	6.54%	6,737,994	436,172	6.49%
Loans held for sale	144,961	5,108	3.52%	162,053	5,318	3.28%	81,304	3,479	4.28%
Investment securities (TE)	2,081,523	38,230	2.01%	1,959,754	41,265	2.31%	2,036,071	50,716	2.65%
FDIC loss share receivable	266,856	(97,849)	-36.16%	485,270	(118,100)	-23.94%	648,248	(72,086)	-10.97%
Other earning assets	380,050	2,772	0.73%	379,660	2,781	0.73%	277,152	2,046	0.74%

Total earning assets	11,735,392	437,197	3.78%	10,832,415	445,200	4.16%	9,780,769	420,327	4.35%
Allowance for loan losses	(184,217)			(184,127)			(155,851)
Nonearning assets	1,452,813			1,448,684			1,265,272

Total assets	$13,003,988			$12,096,972			$10,890,190

Interest-bearing liabilities
Deposits:
NOW accounts	$2,337,831	7,557	0.32%	$2,035,544	7,475	0.37%	$1,554,368	7,579	0.49%
Savings and money market accounts	4,207,343	11,685	0.28%	3,661,697	17,034	0.47%	3,186,508	21,991	0.69%
Certificates of deposit	1,964,702	16,604	0.85%	2,302,081	24,855	1.08%	2,699,279	40,984	1.52%

Total interest-bearing deposits	8,509,876	35,846	0.42%	7,999,322	49,364	0.62%	7,440,155	70,554	0.95%
Short-term borrowings	303,352	490	0.16%	284,201	650	0.22%	220,146	577	0.26%
Long-term debt	316,775	10,617	3.31%	431,133	13,436	3.07%	440,077	10,938	2.45%

Total interest-bearing liabilities	9,130,003	46,953	0.51%	8,714,656	63,450	0.73%	8,100,378	82,069	1.01%

Non-interest-bearing demand deposits	2,216,959			1,718,849			1,205,697
Non-interest-bearing liabilities	129,833			149,950			161,859

Total liabilities	11,476,795			10,583,455			9,467,934
Shareholders’ equity	1,527,193			1,513,517			1,422,256

Total liabiities and shareholders’ equity	$13,003,988			$12,096,972			$10,890,190

Net earning assets	$2,605,389			$2,117,759			$1,680,391

Net interest spread		$390,244	3.26%		$381,750	3.43%		$338,258	3.34%

Net interest income (TE) / Net interest margin (TE)		$399,696	3.38%		$391,409	3.58%		$346,436	3.51%

The following table sets forth information regarding average loan balances and average yields, segregated into the covered and non-covered portfolio, for the periods indicated. Information on the Company’s covered loan portfolio is presented both with and without the yield on the FDIC loss share receivable.

TABLE 28—AVERAGE LOAN BALANCE AND YIELDS

	Year Ended December 31,
	2013		2012		2011
(Dollars in thousands)	Average Balance	Average Yield	Average Balance	Average Yield	Average Balance	Average Yield
Non-covered loans (TE) (1)	$7,958,562	4.41%	$6,651,484	4.63%	$5,286,597	4.93%
Covered loans (TE) (1)	903,440	15.34	1,194,194	17.22	1,451,397	12.16
FDIC loss share receivable	266,856	(36.16)	485,270	(23.94)	648,248	(10.97)

	1,170,296	3.59	1,679,464	5.32	2,099,645	5.02

	$9,128,858	4.31%	$8,330,948	4.77%	$7,386,242	4.96%

(1)	Taxable equivalent yields are calculated using a marginal tax rate of 35%.

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

TABLE 29—SUMMARY OF CHANGES IN NET INTEREST INCOME

	2013/2012			2012/2011
	Change Attributable To			Change Attributable To
(Dollars in thousands)	Volume	Rate	Net Increase (Decrease)	Volume	Rate	Net Increase (Decrease)
Earning assets:
Loans receivable:
Commercial loans (TE)	$41,070	$(64,116)	$(23,046)	$60,138	$7,270	$67,408
Mortgage loans	5,344	(7,993)	(2,649)	(7,983)	2,851	(5,132)
Consumer and other loans	13,828	(13,133)	695	18,386	(2,898)	15,488
Loans held for sale	(585)	375	(210)	2,803	(964)	1,839
Investment securities (TE)	1,926	(4,961)	(3,035)	(1,136)	(8,315)	(9,451)
FDIC loss share receivable	66,141	(45,890)	20,251	21,881	(67,895)	(46,014)
Other earning assets	(392)	383	(9)	181	554	735

Net change in income on earning assets	127,332	(135,335)	(8,003)	94,270	(69,397)	24,873
Interest-bearing liabilities:
Deposits:
NOW accounts	1,037	(955)	82	2,024	(2,128)	(104)
Savings and money market accounts	1,875	(7,224)	(5,349)	2,771	(7,728)	(4,957)
Certificates of deposit	(3,324)	(4,927)	(8,251)	(5,443)	(10,686)	(16,129)
Borrowings	(3,756)	777	(2,979)	(95)	2,666	2,571

Net change in expense on interest-bearing liabilities	(4,168)	(12,329)	(16,497)	(743)	(17,876)	(18,619)

Change in net interest spread	$131,500	$(123,006)	$8,494	$95,013	$(51,521)	$43,492

Interest income includes income earned on interest-earning assets as well as applicable loan fees earned. Interest income that would have been earned on nonaccrual loans had they been on accrual status is not included in the data reported above.

The decrease in yield on total earning assets between 2013 and 2012 was driven by lower yields on the Company’s loan and investment security portfolios, as well as a higher amortization of the Company’s FDIC loss share receivable (that results in a negative yield for this asset).

For the year ended December 31, 2013, the decrease in the rates earned on the Company’s assets drove the $8.0 million decrease in interest income, but average balance increases in the largest components of earning assets partially offset these rate decreases. Average loan balances increased $1.0 billion, or 13.0%, over 2012 and can be attributed to the non-covered loan growth since December 31, 2012. Covered loan yields decreased 173 basis points during the current year. Interest income growth was also slowed in the current year by a decrease in the yield on the Company’s non-covered loan portfolio of 22 basis points to 4.41%. The total yield of the loan portfolio when including the loss share receivable was 4.31%, 46 basis points lower than in 2012, and offset the income earned on loan volume increases over the prior year. As expected cash flow on the covered loan and OREO portfolios increases, the carrying value of the FDIC loss share receivable decreases, with the difference recorded as an adjustment to earnings.

Interest income growth was also slowed by a 30 basis point decrease in the yield on investment securities. Average year-to-date investment securities increased $121.8 million between 2012 and 2013, partially offsetting the effect the yield decline had on interest income. Despite the decrease in yield, investment securities yielded 2.01% during 2013, well above the yield on interest-bearing cash and fed funds sold of 0.26% for the same period.

Driven by a decrease of 22 basis points in the rate paid on interest-bearing liabilities during the current year, interest expense decreased $16.5 million, or 26.0%, from 2012. Despite an increase of $510.6 million in average interest-bearing deposits (a result of both acquired Florida Gulf deposits and organic deposit growth), interest expense on deposits decreased 27.4%, or $13.5 million, from 2012, as the average rate paid on these deposits decreased to 0.42% for the twelve months of 2013, a 22 basis point decline. Higher-yielding time deposits across many markets either matured or were repriced during 2013, driving the expense and rate decreases. Interest expense on the Company’s short-term and long-term borrowings also decreased from 2012, as a six basis point decrease in the rate paid on short-term borrowings, as well as a $114.4 million decrease in average long-term borrowings, offset a 24 basis point increase in the rate paid on that long-term debt.

Provision for Loan Losses

Management of the Company assesses the allowance for credit losses monthly and will make provisions for credit losses as deemed appropriate in order to maintain the appropriateness of the allowance for credit losses. Increases in the allowance for credit losses are achieved through provisions for credit losses that are charged against income. Adjustments to the allowance may also result from credit quality changes associated with acquired loans.

On a consolidated basis, the Company recorded a provision for loan losses of $5.1 million for the year ended December 31, 2013, a $15.5 million, or 75.1%, decrease from the provision recorded for the same period of 2012. The Company also recorded a provision for unfunded lending commitments of $1.3 million during the current year, included in “Credit and other loan related expense” in the Company’s consolidated statement of comprehensive income. As a result, the Company’s total provision for credit losses was $6.5 million in 2013, $14.2 million, or 68.7%, below the provision recorded in 2012. The Company’s total provision for 2013 included a reversal of provision for changes in expected cash flows on the acquired loan portfolios (covered and non-covered) of $1.7 million and a $6.8 million provision recorded on non-acquired loans, based primarily on loan growth. The total provision was limited in 2013 by an improvement in legacy portfolio asset quality over the past 12 months, as multi-year net charge-off trends in this portfolio continue to show signs of improvement.

Non-covered loans past due totaled $109.2 million at December 31, 2013, a decrease of $18.6 million from December 31, 2012. Past due loans, including nonaccrual loans, were 1.25% of total loans (before acquired loan discount adjustments) at the end of 2013, a 46 basis point decrease from December 31, 2012. Excluding the acquired loans, loans past due were 0.80% of total loans at December 31, 2013, an improvement of 12 basis points from December 31, 2012.

Excluding loan pool closures, net charge-offs on the consolidated portfolio were $3.9 million year-to-date, for a net charge-off percentage of 0.04%, 21 basis points below the 0.25% in 2012. The net charge-offs in 2013 were a result of $10.8 million in charge-offs and $6.9 million in recoveries.

The Company believes the allowance was appropriate at December 31, 2013, and 2012 to cover probable losses in the loan portfolio. The allowance for loan losses as a percentage of outstanding loans, net of unearned income, decreased 145 basis points from 2.96% at December 31, 2012 to 1.51% at December 31, 2013.

Excluding acquired loans, the Company’s allowance for the non-covered portfolio was 0.81% of non-covered loans at December 31, 2013 and 1.10% at December 31, 2012. On the same basis, the Company’s allowance at December 31, 2013 was 150.4% of total nonperforming loans, compared to 150.6% of nonperforming loans at the end of 2012.

Non-interest Income

The Company’s operating results for the year ended December 31, 2013 included non-interest income of $169.0 million compared to $176.0 million and $131.9 million for the same periods of 2012 and 2011, respectively. The decrease in non-interest income from 2012 was primarily a result of a decrease in mortgage income from a slowdown in origination activity and a decrease in the value of the Company’s mortgage related derivatives. Non-interest income growth has been a management focus in response to a challenging interest rate environment. As a result, the Company has continued to increase its investments in its wealth management, trust, and brokerage businesses in order to improve its non-interest income. Non-interest income as a percentage of total gross revenue (defined as total interest and non-interest income) in 2013 was 27.9% compared to 28.3% of total gross revenue in the prior year. Excluding mortgage income, other non-interest income for the year ended December 31, 2013 increased to 17.3% of total gross revenue from 15.8% for the same period of 2012.

The following table illustrates the primary components of non-interest income for the periods indicated.

TABLE 30—NON-INTEREST INCOME

(Dollars in thousands)	2013	2012	Percent Increase (Decrease)	2011	Percent Increase (Decrease)
Service charges on deposit accounts	$28,871	$26,852	7.5%	$25,915	3.6%
Mortgage income	64,197	78,053	(17.8)	45,177	72.8
Title revenue	20,526	20,987	(2.2)	18,048	16.3
ATM/debit card fee income	9,510	8,978	5.9	11,008	(18.4)
Income from bank-owned life insurance	3,647	3,680	(0.9)	3,296	11.6
Gain on sale of investments, net (1)	2,334	3,775	(38.2)	3,475	8.6
Broker commission income	16,333	13,446	21.5	10,224	31.5
Gain on sale of assets	251	42	502.9	943	(95.6)
Trust income	5,536	4,330	27.8	2,465	75.7
Credit card income	6,298	4,833	30.3	3,830	26.2
Other income	11,455	11,021	3.9	7,478	47.4

Total noninterest income	$168,958	$175,997	(4.0)%	$131,859	33.5%

(1)	Gain on sale of investments includes gains on calls of held to maturity securities of $57,000, $35,000, and $53,000 for the years ended December 31, 2013, 2012, and 2011, respectively.

Service charges on deposit accounts increased $2.0 million in 2013 over the prior year and $0.9 million between 2011 and 2012 due primarily to an increase in service charge fees and NSF charges. Customers increased as a result of the Florida Gulf acquisition and new branch openings over the past 12 months.

In 2013, IMC sales volume has been steady, but lower margins and the change in value of the Company’s mortgage derivatives offset production and sales activity and resulted in a $13.9 million decrease in mortgage loan income from the twelve months ended December 31, 2012. Sales proceeds decreased $67.8 million, or 2.8%, but derivative income was $14.3 million lower than the year ended December 31, 2012. Between 2011 and 2012, sales proceeds increased $751.3 million, or 45.9%. In addition to the volume increase, a higher margin on the sales of mortgage loans led to higher income in 2012 over 2011.

Title income decreased $0.4 million, or only 2.2%, from 2012, a result of a slightly slower fourth quarter than in 2012, but increased $2.9 million between 2011 and 2012, and was the result of a favorable mortgage business environment, fueled by low mortgage interest rates.

In 2013, ATM/debit card fee income increased $0.5 million from 2012, primarily due to an increase in interchange fee income from increases in transaction volume from an expanded cardholder base and in usage by customers. ATM/debit card fee income decreased $2.0 million in 2012 from 2011 primarily due to a decrease in interchange fee income. Card income was negatively impacted in 2012 by the reordering of the posting sequence for electronic debit transactions associated with the settlement of the Company’s class action lawsuit and the implementation of Durbin amendment provisions of the Dodd-Frank Act. Offsetting these negative factors were increases in transaction volume from the expanded cardholder base and in usage by customers.

On July 31, 2013, the U.S. District Court for the District of Columbia issued an Order vacating portions of the FRB’s Debit Card Interchange Fee and Routing regulations related to the calculation of transaction fees and network processing non-exclusivity. The Order would require the FRB to revise its Debit Card Interchange Fee regulations, which serve to limit the fees that issuers can charge for debit card interchange transactions, as well as its regulations relating to routing of debit card interchange transactions. The regulations will remain in effect until resolution of an appeal of the District Court’s opinion to the Court of Appeals for the D.C. Circuit. The financial impact of the Court’s ruling on the Company cannot be determined at this time.

Income earned from bank owned life insurance remained flat in 2013 when compared to 2012, but increased $0.4 million between 2011 and 2012, consistent with market performance and current yields. There have been no significant investments in bank owned life insurance over the past 12 months.

On a year-to-date basis, gains on investment security sales decreased $1.4 million from 2012, primarily due to changes in sales volume. Gains were recorded on the sale of $42.4 million in available-for-sale securities and the call of $55.6 million of held-to-maturity investments in 2013, compared to the sale or call of $194.0 million in securities during the twelve months of 2012. The volume of sales also contributed to the change from 2011 to 2012, as sales volume increased 52.9% between years.

The Company’s wealth management subsidiaries had successful revenue growth during 2013, as total broker commissions increased $2.9 million compared to 2012, a result of the Company’s expanded client base and service offering. The Company’s other wealth management income, which includes research income, syndicate deals, and investment banking management and underwriting fees, increased $2.7 million, or 105.8%, over 2012, while sales and trade commissions increased $0.2 million, or 1.5%. From 2011 to 2012, sales and trade commissions increased 348.3%, while other wealth management income increased 8.4%.

The Company’s trust and credit card income were both positively impacted by the Company’s increased customer base and growth of the businesses over 2012. Trust income increased $1.2 million in 2013, while credit card income increased $1.5 million from the same twelve-month period of 2012.

Other non-interest income increased $0.4 million for the twelve months ended December 31, 2013 when compared to the corresponding period of 2012, and $3.5 million between 2011 and 2012. The primary driver of the increase was higher commission income earned on the Company’s customer derivatives. Total commission income increased $1.9 million in 2013 over the corresponding 2012 period. Other non-interest income growth in 2013 was tempered in part by a non-operating gain of $2.2 million recorded in 2012 on the redemption of a business investment acquired from OMNI. In addition to the gain, income between 2011 and 2012 was also positively affected by additional earnings on the Company’s deferred compensation assets and earnings on the Company’s investment in new market tax credits. Deferred compensation earnings increased $0.7 million during 2012, while income from new market tax credits increased $0.5 million, or 18.2%, from 2011.

Non-interest Expense

The Company’s results for 2013 included non-interest expenses of $473.1 million, $40.9 million higher than non-interest expenses of $432.2 million for 2012. Ongoing attention to expense control is part of the Company’s corporate culture. However, the Company’s continued focus on growth through new branches, acquisitions, product expansion, and operational investments have caused related increases in several components of non-interest expense. The Company currently operates 267 combined offices, a decrease of ten offices from December 31, 2012 after adjusting for closed or consolidated branches and offices.

In the current year, the most significant driver of the increase in non-interest expense over 2012 were three non-operating expenses: a $4.9 million impairment recorded on the Company’s branches that closed during the first three quarters of 2013, the $31.8 million impairment of the Company’s indemnification assets and the $2.3 million prepayment penalty recorded in the first quarter of 2013 to repay $90.0 million in long-term FHLB advances acquired in prior periods. Excluding these and other non-operating expenses, including lease terminations, severance, and merger-related expenses, non-interest expense would have increased $10.4 million, or 2.5%, an increase more representative of the Company’s growth over the past 12 months. For the year, the Company’s efficiency ratio was 84.6%, but excluding non-operating income and expenses, the Company’s operating efficiency ratio would have been 77.0%, compared to 75.8% in 2012.

The following table illustrates the primary components of non-interest expense for the periods indicated.

TABLE 31—NON-INTEREST EXPENSE

(Dollars in thousands)	2013	2012	Percent Increase (Decrease)	2011	Percent Increase (Decrease)
Salaries and employee benefits	$244,981	$233,777	4.8%	$193,773	20.6%
Net occupancy and equipment	58,037	54,672	6.2	49,600	10.2
Franchise and shares tax	3,757	3,809	(1.4)	4,243	(10.2)
Communication and delivery	12,024	12,671	(5.1)	11,510	10.1
Marketing and business development	10,143	12,546	(19.1)	9,754	28.6
Data processing	17,853	15,590	14.5	14,531	7.3
Printing, stationery and supplies	2,555	3,298	(22.5)	3,298	—
Amortization of acquisition intangibles	4,720	5,150	(8.3)	5,121	0.6
Professional services	18,217	21,095	(13.6)	15,085	39.8
Costs of OREO, net	1,943	6,352	(69.4)	10,029	(36.7)
Credit and other loan related expense	15,931	18,095	(12.0)	15,348	17.9
Insurance	11,272	10,771	4.7	10,022	7.5
Travel and entertainment	8,126	9,563	(15.0)	7,615	25.6
Impairment of long-lived assets	37,893	2,902	1,205.6	—	—
Prepayment penalty on FHLB debt	2,307	—	—	—	—
Other expenses	23,326	21,894	6.5	23,802	(8.0)

	$473,085	$432,185	9.5%	$373,731	15.6%

Salaries and employee benefits increased $11.2 million in 2013 when compared to 2012, primarily the result of increased staffing due to the growth of the Company, specifically the full year-to-date impact of additional Florida Gulf personnel, as well as back office support functions. The Company had 2,576 full-time equivalent employees at the end of 2013. During 2013, the Company increased revenue-producing positions both at IBERIABANK and at its mortgage origination subsidiary. Expenses for 2012 include the full year impact of additional OMNI and Cameron personnel, as well as personnel from Florida Gulf and the Company’s new branches for a portion of the year. Full-time equivalent employees increased to almost 2,700 at the end of 2012, a 4.5% increase from the end of 2011, driving the $40.0 million increase.

For 2013, total salaries and other employee compensation increased $5.9 million, or 3.9%, over 2012, while payroll taxes, medical and hospitalization expenses, and other employee benefits increased $1.0 million, $1.6 million, and $0.5 million, respectively. The increase in compensation is a result of the increase in headcount due to the growth of the Company, but is also a result of seven additional months of compensation expense from Florida Gulf employees in 2013. Total employee compensation in the current year also included $3.5 million of additional share-based incentive compensation due to additional restricted stock, phantom stock, and option grants over the past 12 months. The increase in share-based compensation was also a result of the increase in share price over the past 12 months, as the $13.73 share price change from the end of 2012 increased the value of outstanding phantom stock awards. Employee compensation also includes severance and retention payments, which increased $0.1 million, or 4.4%, on a year-to-date basis. The increase in these severance expenses was primarily a result of severance paid to employees affected by branch closures. The increase in medical and hospitalization expenses was partially from an increase in headcount and partially from higher claims processed in the current year.

Net occupancy and equipment expenses were up $3.4 million from 2012, primarily due to increased depreciation expense as a result of additional branches opened and the Florida Gulf branches, but also include $1.0 million in accelerated depreciation on the branches that were closed in 2013. Occupancy and equipment expenses also include repairs and maintenance on branches, utilities, rentals and property taxes. Repairs and maintenance expenses increased $2.7 million in the current year and accounts for a significant portion of the total increase over 2012. These increases were offset by a decrease in net rental expense, as the Company lowered the cost of equipment rental $1.9 million, or 43.5%, between 2012 and 2013.

Between 2011 and 2012, occupancy and equipment expenses increased $5.1 million, or 10.2%. Depreciation expense increased $4.9 million, or 36.1%, and was the result of additional branches opened and the Florida Gulf branches, but also included accelerated depreciation on the Company’s ten branches that closed in 2012. Equipment rental (mostly ATMs), building rent, and property taxes increased $1.5 million, $0.8 million, and $0.8 million, respectively, and accounted for most of the remaining increase over 2011.

Despite the growth of the Company over the past 12 months, professional services expense in 2013 was $2.9 million lower than in 2012. The continued expansion of the size and breadth of the Company’s operations has typically required additional expenditures for legal services, consulting engagements, exam and supervisory review, and audit services. However, in the current year, legal expenses have decreased $1.7 million, or 35.2%, driven by lower settlement and litigation expenses and a reduction in merger-related legal expenses of $0.3 million. Consulting expenses decreased $0.5 million in the current year, as the Company engaged consultants in 2012 to address risk mitigation and improve the operational efficiency of the Company. The Company’s efforts to improve various Company and business-line specific processes drove the consulting expenses in both 2013 and 2012. The Company has seen the benefits of these improvements in 2013 and expects to see additional improvements in future periods. Other merger-related professional expenses decreased $0.7 million from 2012, as the Company incurred higher costs of conversion, audit, and consulting expenses from the FGB acquisition than those spent to date on the announced Trust One asset acquisition.

Due to the growth of the Company, professional services expense in 2012 was $6.0 million higher than in 2011. The continued expansion of the size and breadth of Company’s operations required additional expenditures for legal, consulting, exam, and audit services. More specifically, legal expenses increased $1.8 million in 2012 and included expenses around general matters, litigation, and compliance efforts.

For the year ended December 31, 2013, net costs of OREO properties decreased $4.4 million from the corresponding 2012 period, a result of both $1.0 million in additional gains on sales and a decrease in write-downs taken on OREO properties of $1.6 million, or 24.9%. With a lower average OREO balance during 2013, property taxes paid on OREO decreased $0.7 million, or 45.9%. In addition, insurance and maintenance expenses decreased 33.2%, or $0.9 million, between 2012 and 2013, and legal, appraisal, and other OREO expenses decreased $0.7 million, or 47.9%. Net costs of OREO properties decreased $3.7 million in 2012 from 2011, as write-downs taken on OREO properties decreased $0.8 million, or 11.6%, the gains on the sale of properties increased $3.5 million, and property taxes paid on held properties decreased $0.2 million, or 12.9%. Offsetting these changes were additional insurance and other expenses on these properties, driven primarily by the additional properties in the portfolio during 2012. The increased expenses were offset partially by an increase in the income earned on the properties during 2012.

Credit and loan related expenses decreased $2.2 million between 2012 and 2013 as a result of the general improvement in asset quality between periods. Credit and loan related expenses in 2013 also include the provision recorded on the Company’s unfunded lending commitments of $1.3 million. Excluding this provision, credit and loan-related expenses would have decreased $3.5 million, or 19.3%. Total expenses incurred for appraisal, inspection, underwriting, certification, and collections have decreased as the number of problem credits has decreased.

Insurance expenses increased $0.5 million between 2012 and 2013, primarily as a result of higher deposit insurance in the current period. The increase in deposit insurance was a result of an increase in the assessment base used by the FDIC to calculate deposit insurance, and not the result of a significant change in assessment rate on deposits due to a change in bank soundness. Despite the increased Company footprint, property, casualty, and other non-deposit insurance expenses have increased only $0.1 million, or 7.1%, from 2012. From 2011 to 2012, insurance expenses increased $0.7 million, also a result of additional deposit insurance from the previous year. As the Company’s deposit base grew 12.4% on average, the Company’s assessment of deposit insurance from the FDIC increased.

Travel and entertainment expenses decreased $1.4 million from 2012, primarily a result of the steady decrease in transportation and lodging costs as the Company leverages technology to limit the amount of business travel required to conduct its business, despite the expansion of its branch network and number of locations, as well as general increases in mileage, lodging, and flight costs. In 2012, travel and entertainment expenses increased $1.9 million from 2011. Travel costs had increased steadily as the Company expanded its branch network and number of locations.

Other non-interest expenses in 2013 were up $1.4 million over the twelve months of 2012, primarily the result of a $0.8 million increase in debit card expenses. As part of that increase, the Company incurred $0.1 million in 2013 as part of the cancellation of the Company’s debit card rewards program. Also affecting 2013 results was an increase in expenses from the Company’s investments in new market tax credits, as passive losses increased $2.7 million during the current year. The Company also incurred a provision for clawback of its FDIC indemnification asset based on its estimate of amounts potentially owed to the FDIC of $0.8 million in 2013. Offsetting these increases were decreases in fees from the Company’s equity-linked CD product, a result of lower investments in the product in 2013, deposit and other losses, and mortgage loan repurchase charges.

Income Taxes

For the years ended December 31, 2013, 2012, and 2011, the Company recorded income tax expense of $15.9 million, $28.5 million, and $17.0 million, respectively, which resulted in an effective income tax rate of 19.6% in 2013, 27.2% in 2012, and 24.1% in 2011. Ordinarily, the difference between the effective tax rate and the statutory federal and state tax rates primarily relates to variances in items that are non-taxable or non-deductible, which for the Company primarily includes the effect of tax-exempt income, the non-deductibility of a portion of the amortization recorded on acquisition intangibles, and various tax credits. In the current year, the Company’s income tax rate was also positively affected by the impairment of the FDIC loss share receivable, the prepayment penalty recorded on the repayment of FHLB debt, and the impairment recorded on closing branches discussed further in the “Executive Overview” discussion above. As a result of these charges, the Company’s income before taxes, and by extension its taxable income, was lower than in previous periods. The tax benefit of these infrequent items, $14.1 million, partially offset the income tax expense recorded on the Company’s pre-tax income at its annualized effective tax rate excluding these charges. IBERIABANK’s effective federal tax rate excluding these charges was 30.3% for 2013, compared to 31.0% for 2012. On a consolidated basis, the effective tax rate excluding these charges was 24.7% in 2013 and 27.4% in 2012.

The consolidated effective tax rate in 2013 has decreased when compared to 2012. The difference in the effective tax rates for the periods presented is primarily the result of the relative tax-exempt interest income levels during the respective periods for each of the Company’s subsidiaries. The tax rate for the current year is lower than in 2012 as a result of the effect of the change in IBERIABANK’s effective tax rate discussed above. The Company’s consolidated effective tax rates were also positively impacted by the Company’s ICP subsidiary, as well as the holding company, as these entities had income tax benefits during the periods from net losses. The effective tax rate on these entities is higher than IBERIABANK’s effective tax rate (which is affected by the various tax credits).

LIQUIDITY AND OTHER OFF-BALANCE SHEET ACTIVITIES

Liquidity refers to the Company’s ability to generate sufficient cash flows to support its operations and to meet its obligations, including the withdrawal of deposits by customers, commitments to originate loans, and its ability to repay its borrowings and other liabilities. Liquidity risk is the risk to earnings or capital resulting from the Company’s inability to fulfill its obligations as they become due. Liquidity risk also develops from the Company’s failure to timely recognize or address changes in market conditions that affect the ability to liquidate assets in a timely manner or to obtain adequate funding to continue to operate on a profitable basis.

The primary sources of funds for the Company are deposits and borrowings. Other sources of funds include repayments and maturities of loans and investment securities, securities sold under agreements to repurchase, and, to a lesser extent, off-balance sheet borrowing needs. Certificates of deposit scheduled to mature in one year or less at December 31, 2013 totaled $1.3 billion. Based on past experience, management believes that a significant portion of maturing deposits will remain with the Company. Additionally, the majority of the investment security portfolio is classified as available-for-sale, which provides the ability to liquidate unencumbered securities as needed. Of the $2.1 billion in the investment securities portfolio, $554.3 million is unencumbered and $1.5 billion has been pledged to support repurchase transactions, public funds deposits and certain long-term borrowings. Due to the relatively short implied duration of the investment security portfolio, the Company has historically experienced significant cash inflows on a regular basis, which are highly dependent on prepayment speeds and could change materially. See Notes 15 and 16 to the consolidated financial statements for additional discussion related to the Company’s funding requirements.

Scheduled cash flows from the amortization and maturities of loans and securities are relatively predictable sources of funds. Conversely, deposit flows, prepayments of loan and investment securities, and draws on customer letters and lines of credit are greatly influenced by general interest rates, economic conditions, competition, and customer demand. The FHLB of Dallas provides an additional source of liquidity to make funds available for general requirements and also to assist with the variability of less predictable funding sources. At December 31, 2013, the Company had $467.2 million of outstanding FHLB advances, $375.0 million of which was short-term and $92.2 million was long-term. Additional FHLB advances available at December 31, 2013 amounted to $2.2 billion. At December 31, 2013, IBERIABANK also had a $25.0 million one-year line of credit available with an unaffiliated bank. The Company and IBERIABANK also have various funding arrangements with commercial banks providing up to $130.0 million in the form of federal funds and other lines of credit. At December 31, 2013, there were no balances outstanding on these lines and all of the funding was available to the Company.

Liquidity management is both a daily and long-term function of business management. The Company manages its liquidity with the objective of maintaining sufficient funds to respond to the predicted needs of depositors and borrowers and to take advantage of investments in earning assets and other earnings enhancement opportunities. Excess liquidity is generally invested in short-term investments such as overnight deposits. On a longer-term basis, the Company maintains a strategy of investing in various lending and investment security products. The Company uses its sources of funds primarily to fund loan commitments and meet its ongoing commitments associated with its operations. Based on its available cash at December 31, 2013 and current deposit modeling, the Company believes it has adequate liquidity to fund ongoing operations. The Company has adequate availability of funds from deposits, borrowings, repayments and maturities of loans and investment securities to provide the Company additional working capital if needed.

Net cash outflows totaled $579.6 million during 2013, a decrease of $977.3 million from net cash inflows of $397.7 million during the year ended December 31, 2012. The decrease in cash was in part an action by management to deploy excess liquidity at the end of 2012 and invest in higher yielding earnings assets and manage its balance sheet in an effort to maximize shareholder return.

The following table summarizes the Company’s cash flows for the years ended December 31 for the periods indicated.

TABLE 32—CASH FLOW ACTIVITY BY TYPE

(Dollars in thousands)	2013	2012	2011
Cash flow provided by (used in) operations	$309,783	$(12,188)	$15,758
Cash flow (used in) provided by investing activities	(1,080,607)	(527,676)	25,732
Cash flow provided by financing activities	191,243	937,545	194,028

Net (decrease) increase in cash and cash equivalents	$(579,581)	$397,681	$235,518

The Company had operating cash inflow of $309.8 million for the year ended December 31, 2013, $322.0 million more than cash used in operations for the same period of 2012. Operating cash flow in the current year was positively impacted by a $248.1 million increase in the net proceeds received from activity related to mortgage loans held for sale and a decrease in non-cash operating expenses, including amortization and impairment charges, but was negatively impacted by a decrease in net income and cash used to purchase other assets.

Cash flow from investing activities decreased $552.9 million in 2013 when compared to 2012, primarily driven by a $307.8 million decrease in net cash flow from investment security activity as a result of increased security purchases and lower sales and maturities. Cash used to fund loan growth increased $160.0 million, which had a negative impact on cash flow. Investing cash activity in 2013 was also negatively affected by a decrease of $89.5 million in reimbursements from the FDIC.

Net cash provided by financing activities decreased $746.3 million during 2013 when compared to 2012, primarily due to a decrease in cash from customer deposits that results in a $1.2 billion difference in net deposit cash flow between the two periods. Net cash received from short-term borrowings and long-term debt in 2013 was $394.6 million higher than during the twelve months of 2012.

The Company’s operating cash flow in 2012 was $27.9 million less than 2011. Operating cash flow in 2012 was negatively impacted by an increase in mortgage loan origination activity.

Cash flow from investing activities decreased $553.4 million during 2012 when compared to 2011. Funding loan growth and a decrease in net cash flow from investment securities drove the decrease. Net cash flow from investment security activity decreased $267.7 million in 2012 as a result of a higher level of security purchases. Cash flow used to fund loan growth increased $309.9 million and also had a negative impact on cash flow in 2012. Positively affecting cash flow in 2011 was the acquisition of $79.3 million in cash as part of the OMNI and Cameron acquisitions, $46.9 million higher than the net cash acquired from Florida Gulf in 2012.

Net financing cash flows increased $743.5 million during 2012 when compared to 2011, primarily due to an increase in cash from customer deposits that resulted in a $1.0 billion difference in net deposit cash flow between the two periods.

In the normal course of business, the Company is a party to a number of activities that contain credit, market and operational risk that are not reflected in whole or in part in the Company’s consolidated financial statements. Such activities include traditional off-balance sheet credit-related financial instruments, commitments under operating leases, and long-term debt. The Company provides customers with off-balance sheet credit support through loan commitments, lines of credit, and standby letters of credit. Many of the unused commitments are expected to expire unused or be only partially used; therefore, the total amount of unused commitments does not necessarily represent future cash requirements. Based on its available liquidity and available borrowing capacity, the Company anticipates it will continue to have sufficient funds to meet its current commitments. At December 31, 2013, the Company’s approved loan commitments outstanding totaled $221.6 million. At the same date, commitments under unused lines of credit, including credit card lines, amounted to $3.3 billion. Included in these totals are commercial commitments amounting to $2.7 billion as shown in the following table.

TABLE 33—COMMERCIAL COMMITMENT EXPIRATION PER PERIOD

(Dollars in thousands)	Less than 1 year	1—3 Years	3—5 Years	Over 5 Years	Total
Unused commercial lines of credit	$1,212,029	$744,879	$617,837	$113,682	$2,688,427
Unfunded loan commitments	221,627	—	—	—	221,627
Standby letters of credit	76,194	19,180	9,345	307	105,026

	$1,509,850	$764,059	$627,182	$113,989	$3,015,080

The Company has entered into a number of long-term arrangements to support the ongoing activities of the Company. The required payments under such leasing and other debt commitments at December 31, 2013 are shown in the following table.

TABLE 34—CONTRACTUAL OBLIGATIONS AND OTHER DEBT COMMITMENTS

(Dollars in thousands)	2014	2015	2016	2017	2018	2019 and After	Total
Operating leases	$11,357	$10,404	$8,925	$7,242	$6,411	$36,985	$81,324
Certificates of deposit	1,264,077	214,924	126,102	36,563	39,330	29,596	1,710,592
Short-term borrowings	680,344	—	—	—	—	—	680,344
Long-term debt	10,344	1,220	28,863	50,567	7,900	181,805	280,699

	$1,966,122	$226,548	$163,890	$94,372	$53,641	$248,386	$2,752,959

ASSET/LIABILITY MANAGEMENT, MARKET RISK AND COUNTERPARTY CREDIT RISK

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

The Company’s interest rate risk model indicated that the Company was asset sensitive in terms of interest rate sensitivity. Based on the Company’s interest rate risk model at December 31, 2013, the table below illustrates the impact of an immediate and sustained 100 and 200 basis point increase or decrease in interest rates on net interest income.

TABLE 35—CHANGE IN NET INTEREST INCOME FROM INTEREST RATE CHANGES

Shift in Interest Rates (in bps)	% Change in Projected Net Interest Income
+ 200	7.0%
+ 100	3.3%
- 100	(2.6)%
- 200	(5.8)%

The influence of using the forward curve as of December 31, 2013 as a basis for projecting the interest rate environment would approximate a 1.0% increase in net interest income. The computations of interest rate risk shown above do not necessarily include certain actions that management may undertake to manage this risk in response to anticipated changes in interest rates and other factors.

The interest rate environment is primarily a function of the monetary policy of the FRB. The principal tools of the FRB for implementing monetary policy are open market operations, or the purchases and sales of U.S. Treasury and federal agency securities. The FRB’s objective for open market operations has varied over the years, but the focus has gradually shifted toward attaining a specified level of the federal funds rate to achieve the long-run goals of price stability and sustainable economic growth. The federal funds rate is the basis for overnight funding and drives the short end of the yield curve. Longer maturities are influenced by FRB purchases and sales and also expectations of monetary policy going forward. In response to growing concerns about the banking industry and customer liquidity, the federal funds rate decreased seven times to a new all-time low of 0.25% at the end of 2008. The federal funds rate has remained at 0.25% throughout 2013 and will remain at that rate through at least late 2014. The Company’s commercial loan portfolio is also impacted by fluctuations in the level of the London Interbank Borrowing Offered Rate (LIBOR), as a large portion of this portfolio reprices based on this index. The decrease in the federal funds, LIBOR, and U.S. Treasury rates have resulted in compressed net interest margin for the Company, as assets have repriced more quickly than the Company’s liabilities. Although management believes that the Company is not significantly affected by changes in interest rates over an extended period of time, any continued flattening of the yield curve will exert downward pressure on the net interest margin and net interest income. The table below presents the Company’s anticipated repricing of loans and investment securities over the next four quarters.

TABLE 36—REPRICING OF CERTAIN EARNING ASSETS

(Dollars in thousands)	1Q 2014	2Q 2014	3Q 2014	4Q 2014	Total less than one year
Investment securities	$79,077	$75,464	$78,590	$54,690	$287,821

Covered loans	283,288	93,649	82,397	72,029	531,363

Non-covered loans:
Fixed rate loans	304,932	268,382	250,726	237,786	1,061,826
Variable rate loans	4,181,141	44,690	18,232	25,304	4,269,367

Total non-covered loans	4,486,073	313,072	268,958	263,090	5,331,193

Total loans	4,769,361	406,721	351,355	335,119	5,862,556

	$4,848,438	$482,185	$429,945	$389,809	$6,150,377

Note: Amounts exclude the repricing of assets and liabilities from prior periods, as well as nonaccrual loans and market value adjustments.

As part of its asset/liability management strategy, the Company has emphasized the origination of commercial and consumer loans, which typically have shorter terms than residential mortgage loans and/or adjustable or variable rates of interest. The majority of fixed-rate, long-term residential loans are sold in the secondary market to avoid assumption of the interest rate risk associated with longer duration assets in the current low rate environment. As of December 31, 2013, $4.7 billion, or 49.7%, of the Company’s total loan portfolio had adjustable interest rates. IBERIABANK had no significant concentration to any single borrower or industry segment at December 31, 2013.

The Company’s strategy with respect to liabilities in recent periods has been to emphasize transaction accounts, particularly non-interest or low interest-bearing transaction accounts, which are significantly less sensitive to changes in interest rates. At December 31, 2013, 84.1% of the Company’s deposits were in transaction and limited-transaction accounts, compared to 80.0% at December 31, 2012. Non-interest-bearing transaction accounts were 24.0% of total deposits at December 31, 2013, compared to 18.3% of total deposits at December 31, 2012.

Much of the liquidity increase experienced in the past several years has been due to a significant increase in non-interest-bearing demand deposits. The behavior of non-interest-bearing deposits and other types of demand deposits is one of the most important assumptions used in determining the interest rate and liquidity risk positions. A loss of these deposits in the future would reduce the asset sensitivity of the Company’s balance sheet as interest-bearing funds would most likely be increased to offset the loss of this favorable funding source.

The table below presents the Company’s anticipated repricing of liabilities over the next four quarters.

TABLE 37—REPRICING OF LIABILITIES

(Dollars in thousands)	1Q 2014	2Q 2014	3Q 2014	4Q 2014	Total less than one year
Time deposits	$445,388	$368,962	$257,773	$191,954	$1,264,077
Short-term borrowings	680,344	—	—	—	680,344
Long-term debt	120,349	5,565	13,040	410	139,364

	$1,246,081	$374,527	$270,813	$192,364	$2,083,785

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

IMPACT OF INFLATION AND CHANGING PRICES

The consolidated financial statements and related financial data presented herein have been prepared in accordance with generally accepted accounting principles, which generally require the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation. Unlike most industrial companies, the majority of the Company’s assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on the Company’s performance than does the effect of inflation. Although fluctuations in interest rates are neither completely predictable nor controllable, the Company regularly monitors its interest rate position and oversees its financial risk management by establishing policies and operating limits. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates. Although not as critical to the banking industry as to other industries, inflationary factors may have some impact on the Company’s growth, earnings, total assets and capital levels. Management does not expect inflation to be a significant factor in 2014.

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

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework (1992 Framework). Based on our assessment, management believes that, as of December 31, 2013, the Company’s internal control over financial reporting is effective based on those criteria.

The Company’s independent registered public accounting firm has also issued an attestation report on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013.

/s/ Daryl G. Byrd	/s/ Anthony J. Restel
Daryl G. Byrd	Anthony J. Restel
President and Chief Executive Officer	Senior Executive Vice President and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

IBERIABANK Corporation

We have audited IBERIABANK Corporation’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 Framework) (the COSO criteria). IBERIABANK Corporation’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, IBERIABANK Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of IBERIABANK Corporation as of December 31, 2013 and 2012, and the related consolidated statements of comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2013 and our report dated February 28, 2014, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

New Orleans, Louisiana

February 28, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

IBERIABANK Corporation

We have audited the accompanying consolidated balance sheets of IBERIABANK Corporation as of December 31, 2013 and 2012, and the related consolidated statements of comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of IBERIABANK Corporation at December 31, 2013 and 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2013 in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, IBERIABANK Corporation changed its method for amortizing indemnification assets as a result of the adoption of the amendments to the FASB Accounting Standards Codification resulting from Accounting Standards Update No. 2012-06, “Business Combinations (Topic 825): Subsequent Accounting for an Indemnification Asset Recognized at the Acquisition Date as a Result of a Government-Assisted Acquisition of a Financial Institution.”

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), IBERIABANK Corporation’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 Framework) and our report dated February 28, 2014, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

New Orleans, Louisiana

February 28, 2014

IBERIABANK CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2013 and 2012

(Dollars in thousands, except share data)	2013	2012

Assets
Cash and due from banks	$238,672	$248,214
Interest-bearing deposits in banks	152,724	722,763

Total cash and cash equivalents	391,396	970,977
Securities available for sale, at fair value	1,936,797	1,745,004
Securities held to maturity, fair values of $152,566 and $211,498, respectively	154,109	205,062
Mortgage loans held for sale ($97,273 and $0 recorded at fair value)	128,442	267,475
Loans covered by loss share agreements	719,793	1,092,756
Non-covered loans, net of unearned income	8,772,226	7,405,824

Total loans, net of unearned income	9,492,019	8,498,580
Allowance for credit losses	(143,074)	(251,603)

Loans, net	9,348,945	8,246,977
FDIC loss share receivables	162,312	423,069
Premises and equipment, net	287,510	303,523
Goodwill	401,872	401,872
Other assets	554,167	565,719

Total Assets	$13,365,550	$13,129,678

Liabilities
Deposits:
Non-interest-bearing	$2,575,939	$1,967,662
Interest-bearing	8,161,061	8,780,615

Total deposits	10,737,000	10,748,277
Short-term borrowings	680,344	303,045
Long-term debt	280,699	423,377
Other liabilities	136,528	125,111

Total Liabilities	11,834,571	11,599,810

Shareholders’ Equity
Preferred stock, $1 par value - 5,000,000 shares authorized	—	—
Common stock, $1 par value - 50,000,000 shares authorized; 31,917,385 shares issued	31,917	31,917
Additional paid-in capital	1,178,284	1,176,180
Retained earnings	436,141	411,472
Accumulated other comprehensive income (loss)	(16,491)	24,477
Treasury stock at cost - 2,130,841 and 2,427,640 shares, respectively	(98,872)	(114,178)

Total Shareholders’ Equity	1,530,979	1,529,868

Total Liabilities and Shareholders’ Equity	$13,365,550	$13,129,678

The accompanying Notes are an integral part of these Consolidated Financial Statements.

IBERIABANK CORPORATION AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

Years Ended December 31, 2013, 2012, and 2011

(Dollars in thousands, except per share data)	2013	2012	2011

Interest and Dividend Income
Loans, including fees	$488,936	$513,936	$436,172
Mortgage loans held for sale, including fees	5,108	5,318	3,479
Investment securities:
Taxable interest	31,562	33,890	44,760
Tax-exempt interest	6,668	7,375	5,956
Amortization of FDIC loss share receivable	(97,849)	(118,100)	(72,086)
Other	2,772	2,781	2,046

Total interest and dividend income	437,197	445,200	420,327

Interest Expense
Deposits:
NOW and MMDA	18,933	23,936	28,914
Savings	309	573	656
Time deposits	16,604	24,855	40,984
Short-term borrowings	490	650	577
Long-term debt	10,617	13,436	10,938

Total interest expense	46,953	63,450	82,069

Net interest income	390,244	381,750	338,258
Provision for loan losses	5,145	20,671	25,867

Net interest income after provision for loan losses	385,099	361,079	312,391

Non-interest Income
Service charges on deposit accounts	28,871	26,852	25,915
Mortgage income	64,197	78,053	45,177
Title revenue	20,526	20,987	18,048
ATM/debit card fee income	9,510	8,978	11,008
Income from bank owned life insurance	3,647	3,680	3,296
Gain on sale of assets	251	42	943
Gain on sale of available for sale investments	2,277	3,739	3,422
Derivative losses reclassified from other comprehensive income	(391)	(1,618)	(1,723)
Broker commissions	16,333	13,446	10,224
Other income	23,737	21,838	15,549

Total Non-interest income	168,958	175,997	131,859

Non-interest Expense
Salaries and employee benefits	244,981	233,777	193,773
Net occupancy and equipment	58,037	54,672	49,600
Impairment of FDIC loss share receivables and other long-lived assets	37,893	2,902	—
Franchise and shares tax	3,757	3,809	4,243
Communication and delivery	12,024	12,671	11,510
Marketing and business development	10,143	12,546	9,754
Data processing	17,853	15,590	14,531
Printing, stationery and supplies	2,555	3,298	3,298
Amortization of acquisition intangibles	4,720	5,150	5,121
Professional services	18,217	21,095	15,085
Costs of OREO property, net	1,943	6,352	10,029
Credit and other loan related expense	15,931	18,095	15,348
Insurance	11,272	10,771	10,022
Travel and entertainment	8,126	9,563	7,615
Other expenses	25,633	21,894	23,802

Total Non-interest expense	473,085	432,185	373,731

Income before income tax expense	80,972	104,891	70,519
Income tax expense	15,869	28,496	16,981

Net Income	65,103	76,395	53,538

Income Available to Common Shareholders - Basic	$65,103	$76,395	$53,538
Earnings Allocated to Unvested Restricted Stock	(1,209)	(1,437)	(967)

Earnings Available to Common Shareholders - Diluted	63,894	74,958	52,571

Earnings per common share - Basic	$2.20	$2.59	$1.88
Earnings per common share - Diluted	2.20	2.59	1.87
Cash dividends declared per common share	1.36	1.36	1.36

Other comprehensive income
Unrealized gains on securities:
Unrealized holding (losses) gains arising during the period	$(62,095)	$2,174	$36,328
Other than temporary impairment realized in net income	—	—	(509)
Less: reclassification adjustment for gains included in net income	(2,277)	(3,739)	(3,422)

Unrealized (loss) gain on securities, before tax	(64,372)	(1,565)	32,397

Fair value of derivative instruments designated as cash flow hedges:
Change in fair value of derivative instruments designated as cash flow hedges during the period	953	(22)	(19,078)
Less: reclassification adjustment for losses included in net income	391	1,618	1,723

Fair value of derivative instruments designated as cash flow hedges, before tax	1,344	1,596	(17,355)

Other comprehensive (loss) income, before tax	(63,028)	31	15,042
Income tax (benefit) expense related to items of other comprehensive (loss) income	(22,060)	11	5,265

Other comprehensive (loss) income, net of tax	(40,968)	20	9,777

Comprehensive income	$24,135	$76,415	$63,315

The accompanying Notes are an integral part of these Consolidated Financial Statements.

IBERIABANK CORPORATION AND SUBSIDIARIES

Consolidated Statements of Shareholders’ Equity

Years Ended December 31, 2013, 2012, and 2011

(Dollars in thousands, except share and per share data)	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock		Total
	Shares	Amount				Shares	Amount

Balance, December 31, 2010	28,079,841	$28,080	$956,864	$361,055	$14,680	1,205,228	$(57,222)	$1,303,457

Net income	—	—	—	53,538	—	—	—	53,538
Other comprehensive income	—	—	—	—	9,777	—	—	9,777
Cash dividends declared, $1.36 per share	—	—	—	(39,409)	—	—	—	(39,409)
Reissuance of treasury stock under incentive plans, net of shares surrendered in payment, including tax benefit		—	(2,596)	—	—	(316,063)	9,026	6,430
Common stock issued for acquisitions	3,083,229	3,083	178,057	—	—	—	—	181,140
Common stock issued for recognition and retention plans	—	—	(5,559)	—	—	—	5,559	—
Share-based compensation cost	—	—	9,114	—	—	—	—	9,114
Treasury stock acquired at cost	—	—	—	—	—	900,000	(41,386)	(41,386)

Balance, December 31, 2011	31,163,070	$31,163	$1,135,880	$375,184	$24,457	1,789,165	$(84,023)	1,482,661

Net income	—	—	—	76,395	—	—	—	76,395
Other comprehensive income	—	—	—	—	20	—	—	20
Cash dividends declared, $1.36 per share	—	—	—	(40,107)	—	—	—	(40,107)
Reissuance of treasury stock under incentive plans, net of shares surrendered in payment, including tax benefit	—	—	(354)	—	—	(214,833)	2,576	2,222
Common stock issued for acquisitions	754,315	754	38,449					39,203
Common stock issued for recognition and retention plans	—	—	(7,702)	—	—	—	7,702	—
Share-based compensation cost	—	—	9,907	—	—	—	—	9,907
Treasury stock acquired at cost	—	—	—	—	—	853,308	(40,433)	(40,433)

Balance, December 31, 2012	31,917,385	$31,917	$1,176,180	$411,472	$24,477	2,427,640	$(114,178)	$1,529,868

Net income	—	—	—	65,103	—	—	—	65,103
Other comprehensive loss	—	—	—	—	(40,968)	—	—	(40,968)
Cash dividends declared, $1.36 per share	—	—	—	(40,434)	—	—	—	(40,434)
Reissuance of treasury stock under incentive plans, net of shares surrendered in payment, including tax benefit	—	—	(607)	—	—	(296,799)	7,314	6,707
Common stock issued for recognition and retention plans	—	—	(7,992)	—	—	—	7,992	—
Share-based compensation cost	—	—	10,703	—	—	—	—	10,703

Balance, December 31, 2013	31,917,385	$31,917	$1,178,284	$436,141	$(16,491)	2,130,841	$(98,872)	$1,530,979

The accompanying Notes are an integral part of these Consolidated Financial Statements.

IBERIABANK CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years Ended December 31, 2013, 2012, and 2011

(Dollars in thousands)	2013	2012	2011
Cash Flows from Operating Activities
Net income	$65,103	$76,395	$53,538
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	25,388	21,685	16,772
Amortization of purchase accounting adjustments, net	(5,965)	(47,383)	(30,653)
Provision for loan losses	5,145	20,671	25,867
Share-based equity compensation expense	10,703	9,907	9,114
Gain on sale of assets	(251)	(42)	(943)
Gain on sale of available for sale investments	(2,277)	(3,739)	(3,422)
Gain on sale of OREO	(6,022)	(4,985)	(1,476)
Loss on abandonment of fixed assets	4,941	2,743	—
Loss on impaired securities	—	—	509
Impairment of FDIC loss share receivables	31,813	—	—
Amortization of premium/discount on investments	18,953	21,013	18,233
Derivative (gains) losses on swaps	(209)	1	2
Benefit for deferred income taxes	(35,943)	(7,527)	(11,750)
Originations of mortgage loans held for sale	(2,116,460)	(2,432,367)	(1,659,226)
Proceeds from sales of mortgage loans held for sale	2,320,885	2,388,716	1,637,458
Gain on sale of mortgage loans held for sale, net	(65,393)	(70,811)	(43,955)
Tax benefit associated with share-based payment arrangements	(886)	(1,221)	(1,454)
(Increase) decrease in other assets	(17,534)	7,437	5,572
Other operating activities, net	77,792	7,319	1,572

Net Cash Provided by (Used in) Operating Activities	309,783	(12,188)	15,758

Cash Flows from Investing Activities
Proceeds from sales of securities available for sale	44,677	154,222	130,305
Proceeds from maturities, prepayments and calls of securities available for sale	709,977	880,425	626,004
Purchases of securities available for sale	(1,026,290)	(935,164)	(499,899)
Proceeds from maturities, prepayments and calls of securities held to maturity	55,706	43,535	120,075
Purchases of securities held to maturity	(5,901)	(57,075)	(22,803)
FDIC reimbursement of recoverable covered asset losses	68,233	157,694	139,852
Increase in loans receivable, net	(1,030,545)	(870,577)	(560,635)
Proceeds from sale of premises and equipment	8,714	1,274	3,227
Purchases of premises and equipment	(16,941)	(32,825)	(44,055)
Proceeds from disposition of real estate owned	116,612	109,067	61,713
Investment in new market tax credit entities	(2,213)	(21,368)	(9,425)
Cash received in excess of cash paid for acquisition	—	32,425	79,288
Other investing activities, net	(2,636)	10,691	2,085

Net Cash (Used in) Provided by Investing Activities	(1,080,607)	(527,676)	25,732

Cash Flows from Financing Activities
(Decrease) increase in deposits, net of deposits acquired	(10,689)	1,174,829	174,809
Net change in short-term borrowings, net of borrowings acquired	377,299	(102,320)	136,786
Proceeds from long-term debt	2,867	24,086	3,176
Repayments of long-term debt	(144,609)	(80,770)	(47,227)
Dividends paid to shareholders	(40,332)	(40,069)	(38,558)
Proceeds from sale of treasury stock for stock options exercised	8,101	2,813	6,807
Payments to repurchase common stock	(2,280)	(42,245)	(43,219)
Tax benefit associated with share-based payment arrangements	886	1,221	1,454

Net Cash Provided by Financing Activities	191,243	937,545	194,028

Net (Decrease) Increase In Cash and Cash Equivalents	(579,581)	397,681	235,518
Cash and Cash Equivalents at Beginning of Period	970,977	573,296	337,778

Cash and Cash Equivalents at End of Period	$391,396	$970,977	$573,296

Supplemental Schedule of Noncash Activities
Acquisition of real estate in settlement of loans	$93,040	$99,134	$104,855
Common stock issued in acquisition	$—	$39,203	$181,140
Transfers of property into Other Real Estate	$93,040	$106,427	$104,855
Exercise of stock options with payment in company stock	$—	$16	$—

Supplemental Disclosures
Cash paid for:
Interest on deposits and borrowings	$47,466	$63,984	$84,452
Income taxes, net	$29,063	$15,957	$41,594

The accompanying Notes are an integral part of these Consolidated Financial Statements.

IBERIABANK CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, IBERIABANK, Lenders Title Company (“LTC”), IBERIA Capital Partners L.L.C. (“ICP”), IB Aircraft Holdings, LLC, IBERIA Asset Management, Inc. (“IAM”), and IBERIA CDE, L.L.C. (“CDE”). All significant intercompany balances and transactions have been eliminated in consolidation. All normal, recurring adjustments which, in the opinion of management, are necessary for a fair presentation of the financial statements have been included. Certain amounts reported in prior periods have been reclassified to conform to the current period presentation.

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

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Material estimates that are susceptible to significant change in the near term are the allowance for credit losses, valuation of and accounting for loans covered by loss sharing arrangements with the FDIC and the related loss share receivables, valuation of and accounting for acquired loans, and valuation of goodwill, intangible assets and other purchase accounting adjustments.

CONCENTRATION OF CREDIT RISKS

Most of the Company’s business activity is with customers located within the States of Louisiana, Florida, Arkansas, Alabama, Texas, and Tennessee. The Company’s lending activity is concentrated in its market areas in those states. The Company has emphasized originations of commercial loans and private banking loans, defined as loans to larger consumer clients. Repayments on loans are expected to come from cash flows of the borrower and/or guarantor. Losses on secured loans are limited by the value of the collateral upon default of the borrowers. The Company does not have any significant concentrations to any one industry or customer. Refer to Note 5 for the Company’s credit risks in its investment securities portfolio.

CASH AND CASH EQUIVALENTS

For purposes of presentation in the consolidated statements of cash flows, cash and cash equivalents are defined as cash, interest-bearing deposits and non-interest-bearing demand deposits at other financial institutions with original maturities less than three months. IBERIABANK may be required to maintain average balances on hand or with the Federal Reserve Bank to meet regulatory reserve and clearing requirements. At December 31, 2013 and 2012, the required reserve balances were $6,709,000 and $2,555,000, respectively. IBERIABANK had enough cash deposited with the Federal Reserve at December 31, 2013 and 2012 to cover the required reserve balance.

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

LOANS HELD FOR SALE

Loans held for sale primarily consist of fixed rate single-family residential mortgage loans originated and under contract to be sold in the secondary market. The Company has elected the fair value option for the majority of mortgage loans held for sale (See Note 23). Any other loans held for sale are carried at the lower of cost or estimated fair value. For mortgage loans for which the Company has elected the fair value option, gains and losses are included in mortgage income. For any other loans held for sale, net unrealized losses, if any, are recognized through a valuation allowance that is recorded as a charge to income. See Note 24 for further discussion of the determination of fair value for loans held for sale. In most cases, loans in this category are sold within thirty days and are generally sold with the mortgage servicing rights released. Buyers generally have recourse to return a purchased loan to the Company under limited circumstances. Recourse conditions may include early payment default, breach of representations or warranties, and documentation deficiencies. During 2013 and 2012, an insignificant number of loans were returned to the Company.

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

The Company’s covered loan portfolio and non-covered loan portfolio, which is delineated between a) non-covered loans, excluding acquired loans and b) acquired loans, are disaggregated into portfolio segments for purposes of determining the allowance for credit losses. The Company’s portfolio segments include commercial real estate, commercial business, mortgage, and consumer. The Company further disaggregates each commercial real estate, mortgage, and consumer portfolio segment into classes for purposes of monitoring and assessing credit quality based on certain risk characteristics. Classes within each commercial real estate portfolio segment include commercial real estate construction, commercial land, owner-occupied commercial, and commercial real estate – other. Classes within each mortgage portfolio segment include mortgage – prime and mortgage – subprime, as well as junior and senior lien mortgages. Classes within each consumer portfolio segment include indirect auto, credit card, home equity, and consumer – other. Each commercial business portfolio segment, including loans to the energy industry, is also considered a class.

Credit Quality

The Company utilizes an asset risk classification system in accordance with guidelines established by the Federal Reserve Board as part of its efforts to monitor commercial asset quality. “Special mention” loans are defined as loans where known information about possible credit problems of the borrower cause management to have some doubt as to the ability of these borrowers to comply with the present loan repayment terms and which may result in future disclosure of these loans as nonperforming. For assets with identified credit issues, the Company has two primary classifications for problem assets: “substandard” and “doubtful.” Substandard assets have one or more defined weaknesses and are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected. Doubtful assets have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full satisfaction of the loan balance outstanding questionable, which makes probability of loss based on currently existing facts, conditions and values higher. Loans classified as “Pass” do not meet the criteria set forth for special mention, substandard, or doubtful classification and are not considered criticized. Asset risk classifications are periodically reviewed and changed if, in the opinion of management, the risk profile of the customer has changed since the last review of the loan relationship.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Impairment losses are measured on a loan by loan basis for commercial and certain consumer loans based on either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s observable market price, or the fair value of the collateral if the loan is collateral dependent.

In general, all interest accrued but not collected for loans that are placed on nonaccrual status or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis method or cost-recovery method, until the loans qualify for a return to accrual status. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured.

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

ACQUIRED LOANS AND RELATED FDIC LOSS SHARE RECEIVABLE

The Company accounts for its acquisitions under the purchase method, where all identifiable assets acquired, including loans, are recorded at fair value. The fair value of the loans acquired incorporates assumptions regarding credit risk, and as a result credit discounts are included in the determination of fair value. Therefore, an allowance for credit losses is not recorded at the acquisition date.

Loans acquired are recorded at fair value in accordance with the fair value methodology consistent with the exit price concept and exclusive of the shared-loss agreements with the FDIC from certain of the Company’s acquisitions in 2010 and 2009. The fair value estimates associated with the loans include estimates related to discount rates, expected prepayments and the amount and timing of undiscounted expected principal, interest and other cash flows. At the time of acquisition, the Company estimates the fair value of the acquired loan portfolio by segregating the acquired portfolio into loan pools with similar characteristics, which include:

•	whether the loan is performing according to contractual terms at the time of acquisition,

•	the loan type based on regulatory reporting guidelines, namely whether the loan was a mortgage, consumer, or commercial loan

•	the nature of collateral,

•	the interest rate type, whether fixed or variable rate, and

•	the loan payment type, primarily whether the loan is amortizing or interest-only.

From these pools, the Company uses certain loan information, including outstanding principal balance, estimated expected losses, weighted average maturity, weighted average term to re-price (if a variable rate loan), weighted average margin, and weighted average interest rate to estimate the expected cash flow for each loan pool.

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

FDIC LOSS SHARE RECEIVABLE

Because the FDIC reimburses the Company for losses on certain loans acquired in 2009 and 2010, indemnification assets were recorded at fair value as of the acquisition dates. The initial values of the indemnification assets were based on estimated cash flows to be received over the expected life of the acquired assets, not to exceed the term of the indemnification agreements. The loss sharing terms of the Company’s commercial and single family residential indemnification agreements are five years and ten years, respectively, from the date of acquisition.

Because the indemnification assets are measured on the same basis as the indemnified loans, subject to contractual and collectability limitations, the indemnification assets are impacted by changes in expected cash flows on covered assets. Increases in credit losses expected to occur within the loss share term are recorded as current period increases to the allowance for credit losses and increase the amount collectible from the FDIC by the applicable loss share percentage. Decreases in credit losses expected to occur within loss share term reduce the amount collectible from the FDIC and increase the amount collectible from customers in the form of prospective accretion on loans. Increases in the portion of indemnification asset collectible from customers are amortized to income. Periodic amortization represents the amount that is expected to result in symmetrical recognition of pool-level accretion and amortization over the shorter of 1) the life of the loan or 2) the life of the shared loss agreement.

The Company assesses the indemnification assets for collectability at the acquisition level based on three sources: 1) the FDIC, 2) OREO transactions, and 3) customers. Amounts collectible from the FDIC through loss reimbursements are comprised of losses currently expected within the loss share term. A current period impairment would be recorded to the extent that events or circumstances indicate that losses previously expected to occur within the loss share term are expected to occur subsequent to loss share termination. Amounts collectible through expected gains on the sale of OREO are written-up or impaired each period based on the best available information. Amounts collectible from customers in the form of accretion are deemed collectible to the extent that net acquisition-level yield, which primarily consists of accretion and indemnification asset amortization, are expected to remain positive over the life of the shared loss agreement. Impairment of amounts collectible from customers would be recorded as a current period charge to income, to the extent required to maintain the zero net yield floor.

Loss assumptions used to measure the basis of the indemnified loans are consistent with the loss assumptions used to measure the indemnification assets.

A claim receivable is established within other assets when a loss is incurred and the indemnification asset is reduced when cash is received from the FDIC.

ALLOWANCE FOR CREDIT LOSSES

The allowance for credit losses represents management’s best estimate of probable credit losses inherent in the loan portfolios and off-balance sheet lending commitments at the balance-sheet date. The allowance for credit losses is maintained at a level the Company considers appropriate and is based on quarterly assessments and evaluations of the collectability and historical loss experience, including both industry and Company specific considerations. While management uses the best information available to establish the allowance for credit losses, future adjustments may be necessary if economic conditions differ substantially from the assumptions used in determining the allowance or, if required by regulators, based upon information available to them at the time of their examinations, or if mandated by revisions to, new interpretations of, or issuance of new accounting standards. See Note 7 for an analysis of the Company’s allowance for credit losses by portfolio and portfolio segment, and credit quality information by class. The entire amount of the allowance for credit losses is available to absorb losses on any category or lending-related commitment for non-acquired loans. The allowance related to acquired loans represents management’s best estimate of cumulative impairment as described further in “Acquired Loans”.

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

In the current year, the Company changed its methodology for determining the allowance for credit losses on its non-acquired, non-covered loans. See Note 7 for a discussion of changes in the calculation of its allowance for credit losses.

Allowance for credit losses discussion below includes discussion specific to loans accounted for under the contractual yield method, referred to as “contractual loans”, and loans accounted for as acquired credit impaired loans.

Contractual Loans (Excluding Acquired Credit Impaired Loans)

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

Loans identified as impaired are subject to individual quarterly review for probable loss. The Company considers the current value of collateral, credit quality of any guarantees, the guarantor’s liquidity and willingness to cooperate, and other factors when evaluating whether an individual loan is impaired. Other factors may include the industry and geographic location of the borrower, size and financial condition of the borrower, cash flow and leverage of the borrower, and evaluation of the borrower’s management. When individual loans are impaired, allowances are estimated based on management’s assessment of the borrower’s ability to repay the loan given the availability of collateral and other sources of cash flow, including evaluation of available legal options. Allowances for individually impaired loans are estimated based on the present value of expected future cash flows discounted at the loan’s effective interest rate, fair value of the underlying collateral or readily observable secondary market values. Collectability of principal and interest is evaluated in assessing the need for a loss accrual.

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

The process used for estimating the allowance for credit losses on the loan portfolio is generally consistent with the process used to estimate the reserve for off-balance sheet lending commitments.

Acquired Credit Impaired Loans

Acquired loans represent loans acquired by the Company, which are accounted for in accordance with ASC 310-30. Credit losses incurred subsequent to acquisition are charged to the allowance for credit losses. Recoveries are credited to the allowance for credit losses to the extent the losses were incurred subsequent to acquisition. Recoveries related to credit losses incurred prior to acquisition are reflected as prospective adjustments to yield, which are accreted to income over the remaining life of the associated pool of loans. Provisions for credit losses are based on the Company’s determination of the timing and amount of expected cash flows. Provisions for credit losses associated with loans covered by loss share agreements with the FDIC are partially offset by increases in the FDIC loss share receivable.

The allowance for credit losses related to acquired loans is based on management’s re-estimation of expected cash flows for each loan pool. An allowance for credit losses is established to the extent that the expected cash flows of a loan pool have decreased since acquisition.

OFF-BALANCE SHEET CREDIT RELATED FINANCIAL INSTRUMENTS

The Company accounts for its guarantees in accordance with the provisions of ASC Topic 460. In the ordinary course of business, the Company has entered into commitments to extend credit, including commitments under commercial construction arrangements, commercial and home equity lines of credit, credit card arrangements, commercial letters of credit and standby letters of credit. Such financial instruments are recorded when they are funded.

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

Hedging Activities
As part of its activities to manage interest rate risk due to interest rate movements from time to time, the Company engages in interest rate swap transactions to manage exposure to interest rate risk through modification of the Company’s net interest sensitivity to levels deemed to be appropriate. The Company utilizes these interest rate swap agreements to convert a portion of its variable-rate debt to a fixed rate (cash flow hedge). Interest rate swaps are contracts in which a series of interest rate flows are exchanged over a prescribed period. The notional amount on which the interest payments are based is not exchanged.

Because the Company designates the swap agreements used to manage interest rate risk as hedging instruments, which manage exposure to variable cash flows of forecasted transactions, the effective portion of a derivative gain or loss is initially reported as a component of other comprehensive income and subsequently reclassified into earnings when the forecasted transaction affects earnings or when the hedge is terminated. The ineffective portion of the gain or loss is reported in earnings immediately.

In applying hedge accounting for derivatives, the Company establishes a method for assessing the effectiveness of the hedging derivative and a measurement approach for determining the ineffective aspect of the hedge upon the inception of the hedge. These methods are consistent with the Company’s approach to managing risk. At December 31, 2013, there were no hedging relationships designated for hedge accounting purposes.

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

Forward sales contracts

The Company uses forward sales commitments to protect the value of the mortgage loan pipeline and mortgage loans held for sale from changes in interest rates and pricing between the origination and sale of these loans, as changes in interest rates have the potential to cause a decline in value of the mortgage loans included in the held for sale portfolio. These commitments are considered to be derivatives and are recorded at fair value as derivative assets or liabilities, with changes in fair value recorded in mortgage income.

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

For further discussion of the Company’s other real estate owned, see Note 12 to the consolidated financial statements.

GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

Goodwill is accounted for in accordance with ASC Topic 350, and accordingly is not amortized but is evaluated at least annually for impairment. As part of its testing, the Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the results of the qualitative assessment indicate impairment, the Company determines the fair value of a reporting unit relative to its carrying amount to determine whether quantitative indicators of impairment are present. When the Company determines that the fair value of the reporting unit is below its carrying amount, the Company determines the fair value of the reporting unit’s assets and liabilities, considering deferred taxes, and then measures impairment loss by comparing the implied fair value of goodwill with the carrying amount of that goodwill.

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

INCOME TAXES

The Company and all subsidiaries file a consolidated federal income tax return on a calendar year basis. The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions through IBERIABANK, LTC and their subsidiaries. In lieu of Louisiana state income tax, IBERIABANK is subject to the Louisiana bank shares tax, which is included in non-interest expense or income tax expense in the Company’s consolidated financial statements. With few exceptions, the Company is no longer subject to U.S. federal, state or local income tax examinations for years before 2010.

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

The Company recognizes interest and penalties accrued related to unrecognized tax benefits, if applicable, in non-interest expense.

STOCK COMPENSATION PLANS

The Company issues stock options and restricted stock under various plans to directors, officers and other key employees. The Company accounts for its stock compensation plans in accordance with ASC Topics 718 and 505. Under those provisions, the Company has adopted a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized on a straight-line basis over the service period, which is usually the vesting period, taking into account retirement eligibility. For service awards with graded vesting, the Company recognizes compensation cost on a straight-line basis. As a result, compensation expense relating to stock options and restricted stock is reflected in net income as part of “Salaries and employee benefits” on the consolidated statements of comprehensive income for employees and “Professional services” for non-employee directors. The Company’s practice has been to grant options at no less than the fair market value of the stock at the grant date.

See Note 20 for additional information on the Company’s share-based compensation plans.

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

Mortgage loans held for sale

Excluding loans held for sale that are recorded at fair value under the fair value option, mortgage loans originated and held for sale are carried at the lower of cost or estimated fair value. When determining the fair value of loans held for sale, the Company obtains quotes or bids on these loans directly from purchasing financial institutions. Mortgage loans held for sale that were recorded at estimated fair value are included in Note 24.

Impaired loans

Loans are measured for impairment using the methods permitted by Accounting Standards Codification (“ASC”) Topic 310. Fair value measurements are used in determining impairment using either the loan’s observable market price, if available (Level 1) or the fair value of the collateral if the loan is collateral dependent (Level 2). Measuring the impairment of loans using the present value of expected future cash flows, discounted at the loan’s effective interest rate, is not considered a fair value measurement. Fair value of the collateral is determined by appraisals or independent valuation.

Other real estate owned (OREO)

Fair values of OREO at December 31, 2013 are determined by sales agreement or appraisal, and costs to sell are based on estimation per the terms and conditions of the sales agreement or amounts commonly used in real estate transactions. Inputs include appraisal values on the properties or recent sales activity for similar assets in the property’s market, and thus OREO measured at fair value would be classified within Level 2 of the hierarchy. The Company included property write-downs of $4,813,000, $6,409,000, and $7,250,000 in earnings for the years ended December 31, 2013, 2012, and 2011, respectively.

Derivative financial instruments

The Company enters into commitments to originate loans whereby the interest rate on the prospective loan is determined prior to funding. Rate lock commitments on mortgage loans that are intended to be sold are considered to be derivatives. The Company offers its customers a certificate of deposit that provides the purchaser a guaranteed return of principal at maturity plus potential return, which allows the Company to identify a known cost of funds. The rate of return is based on an equity index, and as such represents an embedded derivative. Fair value of interest rate swaps, interest rate lock commitments, forward sales contracts, and equity-linked written and purchased options are estimated using prices of financial instruments with similar characteristics, and thus are classified within Level 2 of the fair value hierarchy.

NOTE 2 – RECENT ACCOUNTING PRONOUNCEMENTS

ASU No. 2012-06

During 2013, the Company adopted the provisions of ASU No. 2012-06, Business Combinations (Topic 805): Subsequent Accounting for an Indemnification Asset Recognized at the Acquisition Date as a Result of a Government-Assisted Acquisition of a Financial Institution, which clarifies the applicable guidance for subsequently measuring an indemnification asset recognized in a government-assisted acquisition of a financial institution that includes a loss-sharing agreement. The ASU addresses the diversity in practice regarding interpretation of the terms “on the same basis” and “contractual limitations” referred to by the applicable accounting guidance. Accounting principles require that an indemnification asset recognized at the acquisition date as a result of a government-assisted acquisition of a financial institution involving an indemnification agreement shall be subsequently measured on the same basis as the indemnified item. The provisions of ASU No. 2012-06 clarify that, upon subsequent remeasurement of an indemnification asset, the effect of the change in expected cash flows of the indemnification agreement shall be amortized. Any amortization of changes in value is limited to the lesser of the contractual term of the indemnification agreement or the remaining life of the indemnified assets. The ASU also clarifies that the pool level is the appropriate unit of account for determining the life of the indemnified loans. The ASU is to be applied prospectively and does not affect the guidance relating to the recognition or initial measurement of an indemnification asset.

Application of the ASU’s provisions on a disaggregated basis had the effect of reducing the remaining period over which the indemnification assets will be amortized. As a result of the shortened amortization period, and based on current cash flow expectations and other assumptions, the Company’s indemnification asset amortization expense for the year ended December 31, 2013 increased by $23,324,000, however the change in amortization period did not have a material impact on the Company’s financial position and liquidity. Adoption of the ASU also requires the Company to assess the indemnification assets for collectability on a standalone basis. Prior to adoption, the Company assessed collectability of the indemnification asset and the covered loans on a linked basis. The transition in collectability assessment methodology did not have an impact on the Company’s consolidated financial statements as of and for the year ended December 31, 2013. However, future changes in cash flow expectations and/or other assumptions could result in indemnification asset impairment.

ASU No. 2013-02

In 2013, the Company adopted the provisions of ASU No. 2013-06, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, which requires the Company to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income on the Company’s consolidated statements of comprehensive income if the amount being reclassified is required under US GAAP to be reclassified in its entirety to net income. The ASU does not change the current requirements for reporting net income or other comprehensive income in the consolidated financial statements of the Company, but does require the Company to provide information about the amounts reclassified out of accumulated other comprehensive income by component.

The adoption of the ASU affects the format and presentation of the Company’s consolidated financial statements and the footnotes to the consolidated financial statements, but does not represent a departure from accounting principles previously applied and thus the adoption did not have an effect on the Company’s operating results, financial position, or liquidity. The information required to be presented or disclosed by this ASU is incorporated in the Company’s statements of comprehensive income and Note 18 in these consolidated financial statements.

ASU No. 2011-11 and ASU No. 2013-01

During 2013, the Company adopted the provisions of ASU No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities, which requires an entity to disclose gross and net information about certain instruments and transactions eligible for offset in the statement of financial position and instruments and certain transactions subject to an agreement similar to a master netting arrangement. The Company also adopted ASU No. 2013-01, Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities, which clarifies the scope of ASU 2011-11. Because the guidance provided by the ASU’s is disclosure related, adoption resulted in additional disclosures incorporated in Note 13 of these consolidated financial statements.

NOTE 3 – EARNINGS PER SHARE

Share-based payment awards that entitle holders to receive non-forfeitable dividends before vesting are considered participating securities and thus included in the calculation of basic earnings per share. These awards are included in the calculation of basic earnings per share under the two-class method. The two-class method allocates earnings for the period between common shareholders and other participating securities holders. The participating awards receiving dividends will be allocated the same amount of income as if they were outstanding shares.

The following table presents the calculation of basic and diluted earnings per share.

	For the Years Ended December 31,
(Dollars in thousands, except per share data)	2013	2012	2011
Income available to common shareholders	$65,103	$76,395	$53,538
Distributed earnings to unvested restricted stock	(1,206)	(1,443)	(988)

Distributed earnings to common shareholders - basic	63,897	74,952	52,550
Undistributed earnings reallocated to unvested restricted stock	(3)	6	21

Distributed and undistributed earnings to common shareholders - diluted	$63,894	$74,958	$52,571

Weighted average shares outstanding - basic (1)	29,605,088	29,454,084	28,500,420
Weighted average shares outstanding - diluted	29,105,098	28,957,696	28,141,300

Earnings per common share - basic	$2.20	$2.59	$1.88
Earnings per common share - diluted	2.20	2.59	1.87
Earnings per unvested restricted stock share - basic	2.18	2.61	2.04
Earnings per unvested restricted stock share - diluted	2.18	2.60	2.00

(1)	Weighted average basic shares outstanding include 553,016, 552,609, and 484,361 shares of unvested restricted stock for the years ended December 31, 2013, 2012, and 2011, respectively.

Additional information on the Company’s basic earnings per common share is shown in the following table.

	For the Years Ended December 31,
(Dollars in thousands, except per share data)	2013	2012	2011
Distributed earnings to common shareholders	$39,685	$39,349	$38,681
Undistributed earnings to common shareholders	24,212	35,603	13,869

Total earnings to common shareholders	$63,897	$74,952	$52,550

Distributed earnings to unvested restricted stock	$749	$758	$727
Undistributed earnings to unvested restricted stock	457	685	261

Total earnings allocated to unvested restricted stock	$1,206	$1,443	$988

Distributed earnings per common share	$1.37	$1.36	$1.38
Undistributed earnings per common share	0.83	1.23	0.50

Total earnings per common share - basic	$2.20	$2.59	$1.88

Distributed earnings per unvested restricted stock share	$1.35	$1.37	$1.50
Undistributed earnings per unvested restricted stock share	0.83	1.24	0.54

Total earnings per unvested restricted stock share - basic	$2.18	$2.61	$2.04

For the years ended December 31, 2013, 2012, and 2011, the calculations for basic shares outstanding exclude the weighted average shares owned by the Recognition and Retention Plan (“RRP”) of 642,008, 612,097, and 571,262, respectively, and are adjusted for the weighted average shares in treasury stock of 2,223,306, 1,964,825, and 1,300,222, respectively.

The effects from the assumed exercises of 483,696, 752,188, and 542,716 stock options were not included in the computation of diluted earnings per share for years ended December 31, 2013, 2012 and 2011, respectively, because such amounts would have had an antidilutive effect on earnings per common share.

NOTE 4 – DISPOSITION ACTIVITY

Branch Dispositions

In 2012, the Company closed ten branches as part of its ongoing business strategy, which includes a periodic review of its branch network to maximize shareholder return. In 2013, the Company closed or consolidated an additional 14 branches. As part of these branch closures, the Company incurred various disposal costs during the years ended December 31, 2013 and 2012, including personnel termination costs, contract termination costs, and fixed asset disposals. The following table shows the costs the Company incurred that are included in its statements of comprehensive income for the years indicated. The Company estimates future exit costs, which would include additional employee termination costs, fixed asset disposals, and lease termination costs, will not be material.

	For the Years Ended December 31,
(Dollars in thousands)	2013	2012
Employee termination	$299	$477
Accelerated depreciation	1,033	576
Contract termination	659	20
Impairment	4,941	2,743

	$6,932	$3,816

NOTE 5 – INVESTMENT SECURITIES

The amortized cost and fair values of investment securities, with gross unrealized gains and losses, consist of the following:

	December 31, 2013
		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
(Dollars in thousands)	Cost	Gains	Losses	Value
Securities available for sale:
U.S. Government-sponsored enterprise obligations	$406,092	$1,382	$(11,913)	$395,561
Obligations of state and political obligations	105,300	2,435	(256)	107,479
Mortgage-backed securities	1,450,194	10,031	(27,947)	1,432,278
Other securities	1,460	19	—	1,479

Total securities available for sale	$1,963,046	$13,867	$(40,116)	$1,936,797

Securities held to maturity:
U.S. Government-sponsored enterprise obligations	$34,478	$484	$—	$34,962
Obligations of state and political obligations	84,290	1,463	(1,624)	84,129
Mortgage-backed securities	35,341	258	(2,124)	33,475

Total securities held to maturity	$154,109	$2,205	$(3,748)	$152,566

	December 31, 2012
		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
(Dollars in thousands)	Cost	Gains	Losses	Value
Securities available for sale:
U.S. Government-sponsored enterprise obligations	$281,746	$4,364	$(386)	$285,724
Obligations of state and political obligations	120,680	6,573	(178)	127,075
Mortgage-backed securities	1,303,030	29,108	(1,482)	1,330,656
Other securities	1,460	89	—	1,549

Total securities available for sale	$1,706,916	$40,134	$(2,046)	$1,745,004

Securities held to maturity:
U.S. Government-sponsored enterprise obligations	$69,949	$1,244	$—	$71,193
Obligations of state and political obligations	88,909	4,730	(113)	93,526
Mortgage-backed securities	46,204	728	(153)	46,779

Total securities held to maturity	$205,062	$6,702	$(266)	$211,498

At December 31, 2013, the Company’s exposure to two investment security issuers individually exceeded 10% of shareholders’ equity:

(Dollars in thousands)	Amortized Cost	Market Value
Federal National Mortgage Association (Fannie Mae)	$1,099,986	$1,084,466
Federal Home Loan Mortgage Corporation (Freddie Mac)	633,222	619,101

	$1,733,208	$1,703,567

Securities with carrying values of $1.5 billion and $1.7 billion were pledged to secure public deposits and other borrowings at December 31, 2013 and 2012, respectively.

Management evaluates securities for other-than-temporary impairment at least quarterly, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to 1) the length of time and extent to which the estimated fair value has been less than amortized cost, 2) the financial condition and near-term prospects of the issuer, and 3) the intent and ability of the Company to retain the investment for a period of time sufficient to allow for any anticipated recovery in estimated fair value above amortized cost. In analyzing an issuer’s financial condition, management considers whether the securities are issued by the federal government or its agencies and whether downgrades by bond rating agencies have occurred, as well as review of issuer financial statements and industry analysts’ reports.

Information pertaining to securities with gross unrealized losses, aggregated by investment category and length of time that individual securities have been in a continuous loss position, is as follows:

	December 31, 2013
	Less Than Twelve Months		Over Twelve Months		Total
	Gross	Estimated	Gross	Estimated	Gross	Estimated
	Unrealized	Fair	Unrealized	Fair	Unrealized	Fair
(Dollars in thousands)	Losses	Value	Losses	Value	Losses	Value
Securities available for sale:
U.S. Government-sponsored enterprise obligations	$(11,764)	$298,515	$(149)	$5,515	$(11,913)	$304,030
Obligations of state and political obligations	(30)	2,415	(226)	1,047	(256)	3,462
Mortgage-backed securities	(23,749)	864,899	(4,198)	81,870	(27,947)	946,769

Total securities available for sale	$(35,543)	$1,165,829	$(4,573)	$88,432	$(40,116)	$1,254,261

Securities held to maturity:
Obligations of state and political obligations	$(1,181)	$29,355	$(443)	$6,240	$(1,624)	$35,595
Mortgage-backed securities	(952)	12,913	(1,172)	11,616	(2,124)	24,529

Total securities held to maturity	$(2,133)	$42,268	$(1,615)	$17,856	$(3,748)	$60,124

	December 31, 2012
	Less Than Twelve Months		Over Twelve Months		Total
	Gross	Estimated	Gross	Estimated	Gross	Estimated
	Unrealized	Fair	Unrealized	Fair	Unrealized	Fair
(Dollars in thousands)	Losses	Value	Losses	Value	Losses	Value
Securities available for sale:
U.S. Government-sponsored enterprise obligations	$(386)	$59,741	$—	$—	$(386)	$59,741
Obligations of state and political obligations	—	—	(178)	1,094	(178)	1,094
Mortgage-backed securities	(1,473)	180,027	(9)	3,919	(1,482)	183,946

Total securities available for sale	$(1,859)	$239,768	$(187)	$5,013	$(2,046)	$244,781

Securities held to maturity:
Obligations of state and political obligations	$(113)	$8,242	$—	$—	$(113)	$8,242
Mortgage-backed securities	(153)	16,262	—	—	(153)	16,262

Total securities held to maturity	$(266)	$24,504	$—	$—	$(266)	$24,504

The Company assessed the nature of the losses in its portfolio as of December, 31, 2013 and 2012 to determine if there are losses that should be deemed other-than-temporary. In its analysis of these securities, management considered numerous factors to determine whether there were instances where the amortized cost basis of the debt securities would not be fully recoverable, including, but not limited to:

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

At December 31, 2013, 207 debt securities had unrealized losses of 3.23% of the securities’ amortized cost basis and 2.07% of the Company’s total amortized cost basis. The unrealized losses for each of the 207 securities relate to market interest rate changes. Twenty-five of the 207 securities have been in a continuous loss position for over twelve months at December 31, 2013. These 25 securities had an aggregate amortized cost basis and unrealized loss of $112,476,000 and $6,188,000, respectively. Twenty of the 25 securities were issued by either the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac), or the Government National Mortgage Association (Ginnie Mae). The Fannie Mae, Freddie Mac, and Ginnie Mae securities are rated AA+ by S&P and Aaa by Moodys. Five of the securities in a continuous loss position for over twelve months were issued by political subdivisions. One of the bond issuers has a credit rating of A+ by S&P. In addition, the bond is insured by a Aaa rated insurer and as a result, the Company concluded that an other-than-temporary impairment charge was not required at December 31, 2013. The second bond in a continuous unrealized loss position for over twelve months carries an issue rating of Aa2 by Moody’s, and is also insured by the same Aaa rated insurer and as a result, the Company concluded that an other-than-temporary impairment charge was not required at December 31, 2013. The third bond issuer has a credit rating of AA+ by S&P and as a result, the Company concluded that an other-than-temporary impairment charge was not required at December 31, 2013. The fourth bond issuer has a credit rating of Aaa by Moody’s and AAA by S&P and as a result, the Company concluded that an other-than-temporary impairment charge was not required at December 31, 2013. The remaining security in a continuous unrealized loss position for over twelve months was issued by a political subdivision and is discussed in further detail below.

At December 31, 2012, 49 debt securities had unrealized losses of 0.85% of the securities’ amortized cost basis and 0.12% of the Company’s total amortized cost basis. The unrealized losses for each of the 49 securities relate to market interest rate changes. Three of the 49 securities had been in a continuous loss position for over twelve months at December 31, 2012. These three securities had an aggregate amortized cost basis and unrealized loss of $5,200,000 and $187,000, respectively. Two of the three securities were issued by either the Federal National Mortgage Association (Fannie Mae), Federal Home Loan Mortgage Corporation (Freddie Mac), or the Government National Mortgage Association (Ginnie Mae). The Fannie Mae, Freddie Mac, and Ginnie Mae securities are rated AA+ by S&P and Aaa by Moodys. One of the securities in a continuous unrealized loss position for over twelve months was issued by a political subdivision and is discussed in further detail below.

Prior to 2012, management assessed the operating environment of a bond issuer as adverse and concluded that the Company had one unrated revenue municipal bond that warranted an other-than-temporary impairment charge. The specific impairment was related to the loss of the contracted revenue source required for bond repayment. The Company determined the impairment charge using observable market data for similar assets, including third party valuation of the security, as well as information from unobservable inputs, including its best estimate of the recoverability of the amortized cost of the security as outlined above. Changes to the unobservable inputs used by the Company would have resulted in a higher or lower impairment charge, but the unobservable inputs were not highly sensitive and would not result in a material difference in the impairment charge recorded for the year ended December 31, 2011. The Company recorded total impairment of 50% of the par value of the bond and provided a fair value of the bonds that was consistent with current market pricing. During 2013, the Company continued to analyze the operating environment of the bond as it did in 2012 and 2011 and noted no further deterioration in the operating environment of the bond issuer.

The following table reflects activity during the years ended December 31, 2013, 2012, and 2011 related to credit losses on the other-than-temporarily impaired investment security where a portion of the unrealized loss was recognized in other comprehensive income.

(Dollars in thousands)	2013	2012	2011
Balance at beginning of period	$(1,273)	$(1,273)	$(764)
Credit losses on securities not previously considered other-than-temporarily impaired	—	—	—
Credit losses on securities for which OTTI was previously recognized	—	—	(509)
Reduction for securities sold/settled during the period	—	—	—

Balance at end of period	$(1,273)	$(1,273)	$(1,273)

As a result of the Company’s analysis, no other declines in the estimated fair value of the Company’s investment securities were deemed to be other-than-temporary at December 31, 2013 or 2012.

The amortized cost and estimated fair value of investment securities by maturity at December 31, 2013 are shown in the following table. Securities are classified according to their contractual maturities without consideration of principal amortization, potential prepayments or call options. Accordingly, actual maturities may differ from contractual maturities. Weighted average yields are calculated on the basis of the yield to maturity based on the amortized cost of each security.

	Securities Available for Sale			Securities Held to Maturity
	Weighted		Estimated	Weighted		Estimated
	Average	Amortized	Fair	Average	Amortized	Fair
(Dollars in thousands)	Yield	Cost	Value	Yield	Cost	Value
Within one year or less	2.03%	$17,184	$17,355	1.85%	$24,548	$24,719
One through five years	1.36	231,505	230,338	3.01	18,026	18,557
After five through ten years	2.09	558,892	552,993	2.74	24,692	24,971
Over ten years	2.19	1,155,465	1,136,111	3.10	86,843	84,319

	2.06%	$1,963,046	$1,936,797	2.83%	$154,109	$152,566

The following is a summary of realized gains and losses from the sale of securities classified as available for sale. Gains or losses on securities sold are recorded on the trade date, using the specific identification method.

	Years Ended December 31,
(Dollars in thousands)	2013	2012	2011
Realized gains	$2,387	$3,754	$3,429
Realized losses	(110)	(15)	(7)

	$2,277	$3,739	$3,422

In addition to the gains above, the Company realized certain immaterial gains on calls of held to maturity securities.

Other Equity Securities

At December 31, 2013 and 2012, the Company included the following securities in “Other assets” on the consolidated balance sheets:

(Dollars in thousands)	2013	2012
Federal Home Loan Bank (FHLB) stock	$24,369	$16,860
Federal Reserve Bank (FRB) stock	28,098	28,155
Other investments	1,306	1,201

	$53,773	$46,216

NOTE 6 – LOANS RECEIVABLE

Loans receivable consist of the following, segregated into non-covered and covered loans, for the periods indicated:

	December 31, 2013
(Dollars in thousands)	Non-covered loans	Covered loans	Total
Commercial loans:
Real estate	$3,479,973	$387,332	$3,867,305
Business	2,959,088	37,025	2,996,113

	6,439,061	424,357	6,863,418

Residential mortgage loans:
Residential 1-4 family	423,057	154,025	577,082
Construction / Owner Occupied	9,450	—	9,450

	432,507	154,025	586,532

Consumer and other loans:
Home equity	1,154,670	137,122	1,291,792
Indirect automobile	375,236	—	375,236
Other	370,752	4,289	375,041

	1,900,658	141,411	2,042,069

	$8,772,226	$719,793	$9,492,019

	December 31, 2012
(Dollars in thousands)	Non-covered loans	Covered loans	Total
Commercial loans:
Real estate	$2,990,700	$640,843	$3,631,543
Business	2,450,667	87,051	2,537,718

	5,441,367	727,894	6,169,261

Residential mortgage loans:
Residential 1-4 family	284,019	187,164	471,183
Construction / Owner Occupied	6,021	—	6,021

	290,040	187,164	477,204

Consumer and other loans:
Home equity	1,076,913	174,212	1,251,125
Indirect automobile	327,985	—	327,985
Other	269,519	3,486	273,005

	1,674,417	177,698	1,852,115

	$7,405,824	$1,092,756	$8,498,580

In 2009, the Company acquired substantially all of the assets and liabilities of CapitalSouth Bank (“CSB”), and certain assets deposits, and other liabilities of Orion Bank (“Orion”) and Century Bank (“Century”). In 2010, the Company acquired certain assets and assumed certain deposit and other liabilities of Sterling Bank (“Sterling”). Substantially all of the loans and foreclosed real estate that were acquired in these transactions are covered by loss sharing agreements between the FDIC and IBERIABANK, which afford IBERIABANK loss protection. Refer to Note 8 for additional information regarding the Company’s loss sharing agreements.

Because of the loss protection provided by the FDIC, the risks of the CSB, Orion, Century, and Sterling loans and foreclosed real estate are significantly different from those assets not covered under the loss share agreements. Accordingly, the Company presents loans subject to the loss share agreements as “covered loans” and loans that are not subject to the loss share agreements as “non-covered loans.”

Deferred loan origination fees were $18,634,000 and $14,040,000 and deferred loan expenses were $7,618,000 and $5,270,000 at December 31, 2013 and 2012, respectively. In addition to loans issued in the normal course of business, the Company considers overdrafts on customer deposit accounts to be loans and reclassifies these overdrafts as loans in its consolidated balance sheets. At December 31, 2013 and 2012, overdrafts of $3,065,000 and $3,231,000, respectively, have been reclassified to loans receivable.

Loans with carrying values of $2.3 billion and $1.5 billion were pledged to secure public deposits and other borrowings at December 31, 2013 and 2012, respectively.

Non-covered Loans

The following tables provide an analysis of the aging of non-covered loans as of December 31, 2013 and 2012. Because of the difference in accounting for acquired loans, the tables below further segregate the Company’s non-covered loans receivable between acquired loans and loans originated by the Company. For purposes of the following tables, subprime mortgage loans are defined as the Company’s mortgage loans that have FICO scores that are less than 620 at the time of origination or were purchased outside of a business combination.

	December 31, 2013
	Non-covered loans excluding acquired loans
						Total Non-covered	Recorded
	Past Due (1)					Loans, Net of	Investment > 90 days
(Dollars in thousands)	30-59 days	60-89 days	> 90 days	Total	Current	Unearned Income	and Accruing
Commercial real estate construction	$—	$—	$1,803	$1,803	$381,292	$383,095	$—
Commercial real estate - other	6,098	5,630	7,650	19,378	2,732,431	2,751,809	2
Commercial business	2,117	423	15,020	17,560	2,888,491	2,906,051	—

Residential prime	1,104	852	9,684	11,640	286,167	297,807	1,073
Residential subprime	—	—	1,626	1,626	114,939	116,565	—

Home equity	1,956	569	6,808	9,333	1,091,894	1,101,227	—
Indirect automobile	1,427	293	1,275	2,995	370,388	373,383	—
Credit card	266	92	411	769	62,873	63,642	—
Other	458	106	485	1,049	293,693	294,742	—

	$13,426	$7,965	$44,762	$66,153	$8,222,168	$8,288,321	$1,075

	December 31, 2012
	Non-covered loans excluding acquired loans
						Total Non-covered	Recorded
	Past Due (1)					Loans, Net of	Investment > 90 days
(Dollars in thousands)	30-59 days	60-89 days	> 90 days	Total	Current	Unearned Income	and Accruing
Commercial real estate construction	$60	$—	$5,479	$5,539	$288,137	$293,676	$—
Commercial real estate - other	3,590	—	23,559	27,149	2,224,495	2,251,644	83
Commercial business	1,430	13	3,687	5,130	2,362,304	2,367,434	329

Residential prime	662	1,156	9,168	10,986	185,843	196,829	801
Residential subprime	—	—	—	—	60,454	60,454	—

Home equity	2,283	796	5,793	8,872	991,766	1,000,638	158
Indirect automobile	1,624	326	868	2,818	320,148	322,966	—
Credit card	130	51	424	605	51,117	51,722	—
Other	566	105	310	981	201,161	202,142	—

	$10,345	$2,447	$49,288	$62,080	$6,685,425	$6,747,505	$1,371

(1)	Past due loans include loans on nonaccrual status as of the period indicated. Nonaccrual loans are presented separately in the “Nonaccrual Loans” section below.

	December 31, 2013
	Non-covered acquired loans
							Total Non-covered	Recorded
	Past Due (1)						Loans, Net of	Investment > 90 days
(Dollars in thousands)	30-59 days	60-89 days	> 90 days	Total	Current	Discount	Unearned Income	and Accruing
Commercial real estate construction	$388	$—	$2,542	$2,930	$19,833	$(2,532)	$20,231	$2,542
Commercial real estate - other	1,798	1,963	27,967	31,728	345,286	(52,176)	324,838	27,967
Commercial business	544	—	1,218	1,762	54,189	(2,914)	53,037	1,218

Residential prime	—	—	226	226	18,796	(887)	18,135	226

Home equity	313	516	4,242	5,071	53,995	(5,623)	53,443	4,242
Indirect automobile	33	—	95	128	1,725	—	1,853	95
Other	175	101	975	1,251	12,598	(1,481)	12,368	975

	$3,251	$2,580	$37,265	$43,096	$506,422	$(65,613)	$483,905	$37,265

	December 31, 2012
	Non-covered acquired loans
							Total Non-covered	Recorded
	Past Due (1)						Loans, Net of	Investment > 90 days
(Dollars in thousands)	30-59 days	60-89 days	> 90 days	Total	Current	Discount	Unearned Income	and Accruing
Commercial real estate construction	$369	$—	$4,067	$4,436	$29,098	$(3,968)	$29,566	$4,067
Commercial real estate - other	5,971	1,572	38,987	46,530	426,339	(57,055)	415,814	38,987
Commercial business	1,410	524	3,953	5,887	89,490	(12,144)	83,233	3,953

Residential prime	—	—	779	779	30,663	1,315	32,757	779

Home equity	2,379	382	4,354	7,115	73,658	(4,498)	76,275	4,354
Indirect automobile	171	4	146	321	4,698	—	5,019	146
Other	202	17	495	714	21,746	(6,805)	15,655	495

	$10,502	$2,499	$52,781	$65,782	$675,692	$(83,155)	$658,319	$52,781

(1)	Past due information includes loans acquired from OMNI, Cameron and Florida Gulf at the gross loan balance, prior to application of discounts.

Nonaccrual Loans

The following table provides the recorded investment of non-covered loans excluding acquired loans on nonaccrual status at December 31, 2013 and 2012.

(Dollars in thousands)	2013	2012
Commercial real estate construction	$1,803	$5,479
Commercial real estate - other	7,648	23,476
Commercial business	15,020	3,358

Residential prime	8,611	8,367
Residential subprime	1,626	—

Home equity	6,808	5,635
Indirect automobile	1,275	868
Credit card	411	424
Other	485	310

	$43,687	$47,917

The amount of interest income that would have been recorded in 2013, 2012 and 2011 if total nonaccrual loans had been current in accordance with their contractual terms was approximately $2,867,000, $3,193,000 and $4,113,000, respectively.

Covered Loans

The carrying amount of the acquired covered loans at December 31, 2013 and 2012 consisted of loans determined to be impaired at the acquisition date, which are accounted for in accordance with ASC Topic 310-30, and loans that were considered to be performing at the acquisition date, accounted for by analogy to ASC Topic 310-30, as detailed in the following tables.

	December 31, 2013
	Acquired	Acquired	Total
	Impaired	Performing	Covered
(Dollars in thousands)	Loans	Loans	Loans
Commercial loans:
Real estate	$14,904	$372,428	$387,332
Business	—	37,025	37,025

	14,904	409,453	424,357

Residential mortgage loans:
Residential 1-4 family	28,223	125,802	154,025
Construction / Owner Occupied	—	—	—

	28,223	125,802	154,025

Consumer and other loans:
Home equity	21,768	115,354	137,122
Indirect automobile	—	—	—
Other	1,182	3,107	4,289

	22,950	118,461	141,411

	$66,077	$653,716	$719,793

	December 31, 2012
	Acquired	Acquired	Total
	Impaired	Performing	Covered
(Dollars in thousands)	Loans	Loans	Loans
Commercial loans:
Real estate	$167,742	$473,101	$640,843
Business	2,757	84,294	87,051

	170,499	557,395	727,894

Residential mortgage loans:
Residential 1-4 family	20,232	166,932	187,164
Construction / Owner Occupied	—	—	—

	20,232	166,932	187,164

Consumer and other loans:
Home equity	22,094	152,118	174,212
Indirect automobile	—	—	—
Other	820	2,666	3,486

	22,914	154,784	177,698

	$213,645	$879,111	$1,092,756

ASC 310-30 loans

The Company acquired loans (both covered and non-covered) through previous acquisitions which are subject to ASC Topic 310-30.

The following is a summary of changes in the accretable difference of acquired loans during the years ended December 31, 2013, 2012 and 2011.

	2013
	Acquired	Acquired	Total
	Impaired	Performing	Acquired
(Dollars in thousands)	Loans	Loans	Loans
Balance at beginning of period	$76,623	$279,770	$356,393
Transfers from nonaccretable difference to accretable yield	7,849	42,894	50,743
Accretion	(16,273)	(163,183)	(179,456)

Changes in expected cash flows not affecting nonaccretable differences (1)	10,150	117,062	127,212

Balance at end of period	$78,349	$276,543	$354,892

	2012
	Acquired	Acquired	Total
	Impaired	Performing	Acquired
	Loans	Loans	Loans
Balance at beginning of period	$83,834	$386,977	$470,811
Acquisition	1,190	22,899	24,089
Transfers from nonaccretable difference to accretable yield	(11,816)	(47,842)	(59,658)
Accretion	(30,417)	(218,892)	(249,309)
Changes in expected cash flows not affecting nonaccretable differences (1)	33,832	136,628	170,460

Balance at end of period	$76,623	$279,770	$356,393

	2011
	Acquired	Acquired	Total
	Impaired	Performing	Acquired
	Loans	Loans	Loans
Balance at beginning of period	$82,381	$626,190	$708,571
Acquisition	7,346	139,163	146,509
Net transfers from (to) nonaccretable difference to (from) accretable yield	37,687	(216,551)	(178,864)
Accretion	(43,580)	(161,825)	(205,405)

Balance at end of period	$83,834	$386,977	$470,811

(1)	Includes changes in cash flows expected to be collected due to the impact of changes in actual or expected timing of liquidation events, loan modifications, changes in interest rates and changes in prepayment assumptions.

Accretable difference during 2013 and 2012 decreased primarily as a result of accretion recognized, offset by changes in expected cash flows not impacting the nonaccretable difference in each respective period. Accretable difference during 2011 decreased primarily as a result of a change in expected cash flows on the Company’s loans during 2011.

Troubled Debt Restructurings

Information about the Company’s TDRs at December 31, 2013 and 2012 is presented in the following tables. The Company excludes as TDRs modifications of loans that are accounted for within a pool under ASC Topic 310-30, which include the covered loans above, as well as the loans acquired in the OMNI and Cameron acquisitions completed during 2011 and certain loans acquired from Florida Gulf in 2012. Accordingly, such modifications do not result in the removal of those loans from the pool, even if the modification of those loans would otherwise be considered a TDR. As a result, all covered loans and loans acquired from OMNI and Cameron, and certain Florida Gulf loans that would otherwise meet the criteria for classification as a TDR are excluded from the tables below.

	December 31, 2013				December 31, 2012
	Accruing Loans				Accruing Loans
		Past Due				Past Due
(Dollars in thousands)	Current	> 30 days	Nonaccrual TDRs	Total TDRs	Current	> 30 days	Nonaccrual TDRs	Total TDRs
Commercial real estate construction	$—	$—	$—	$—	$—	$—	$—	$—
Commercial real estate - other	400	—	4,452	4,852	1,057	—	14,853	15,910
Commercial business	976	—	13,791	14,767	1,204	—	281	1,485

Residential prime	—	—	—	—	—	—	—	—
Residential subprime	—	—	—	—	—	—	—	—

Home equity	—	—	258	258	93	—	222	315
Indirect automobile	—	—	—	—	—	—	—	—
Credit card	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—	—

	$1,376	$—	$18,501	$19,877	$2,354	$—	$15,356	$17,710

At December 31, 2013, TDRs totaling $19,877,000 included $14,562,000 of TDRs that occurred during the current year through modification of the original loan terms. Total TDRs of $17,710,000 at December 31, 2012 included $4,649,000 of TDRs that occurred during the year ended December 31, 2012. The following table provides information on how the TDRs were modified during the years ended December 31, 2013 and 2012.

(Dollars in thousands)	2013	2012
Extended maturities	$—	$412
Interest rate adjustment	—	277
Maturity and interest rate adjustment	—	1,249
Movement to or extension of interest-rate only payments	—	2,543
Forbearance	12,975	168
Other concession(s) (1)	1,587	—

	$14,562	$4,649

(1)	Other concessions include concessions or a combination of concessions that do not consist of maturity extensions, interest rate adjustments, forbearance or covenant modifications.

Information about the Company’s TDRs occurring in these periods is presented in the following table.

	December 31, 2013			December 31, 2012
		Pre-modification	Post-modification		Pre-modification	Post-modification
		Outstanding	Outstanding		Outstanding	Outstanding
	Number of	Recorded	Recorded	Number of	Recorded	Recorded
(In thousands, except number of loans)	Loans	Investment	Investment (1)	Loans	Investment	Investment (1)
Commercial real estate	—	$—	$—	14	$3,852	$3,312
Commercial business	9	14,835	12,429	4	1,215	1,188

Residential prime	—	—	—	—	—	—

Home Equity	—	—	—	1	94	51
Indirect automobile	—	—	—	—	—	—
Credit card	—	—	—	—	—	—
Other	—	—	—	1	—	—

	9	$14,835	$12,429	20	$5,161	$4,551

(1)	Recorded investment includes any allowance for credit losses recorded on the TDRs at the dates indicated.

Information detailing non-covered TDRs that subsequently defaulted during the previous twelve months is presented in the following table. The Company has defined a default as any loan with a loan payment that is currently past due greater than 30 days, or was past due greater than 30 days at any point during the previous twelve months, or since the date of modification, whichever is shorter.

	December 31, 2013		December 31, 2012
	Number of	Recorded	Number of	Recorded
(In thousands, except number of loans)	Loans	Investment	Loans	Investment
Commercial real estate	35	$4,452	44	$14,615
Commercial business	17	12,808	9	1,469

Residential prime	—	—	—	—

Home Equity	1	45	2	273
Indirect automobile	—	—	—	—
Credit card	—	—	—	—
Other	1	—	1	—

	54	$17,305	56	$16,357

NOTE 7 – ALLOWANCE FOR CREDIT LOSSES AND CREDIT QUALITY

Change in Methodology

During 2013, the Company modified its methodology for estimating its allowance for credit losses on its non-covered, non-acquired loan portfolio to further incorporate practices, processes, and methodologies consistent with the guidance provided in the Interagency Policy Statement on the Allowance for Loan and Lease Losses jointly issued by the Federal Reserve Board and other federal banking agencies (SR 06-17). The methodology was modified to segregate the reserve for unfunded lending commitments (“RULC”), previously included in the Company’s allowance for credit losses, and to enhance the previous methodology around loss migration.

As part of the modification, the Company implemented a transition matrix-based model that calculates current incurred loss estimates derived from Company-specific history of risk rating changes and net charge-offs across multiple loan pools in its portfolio to improve its estimates of credit losses by:

•	Providing a greater degree of segmentation of the Company’s non-covered, non-acquired loan portfolio within its existing homogeneous pools with distinct risk characteristics;

•	Improving the application of the Company’s specific historical loss rates to effectively generate estimated incurred loss rates for these various pools of the loan portfolio; and

•	Facilitating future loan portfolio stress testing.

Additionally, the following changes were made from the Company’s previous methodology utilized through the three months ended March 31, 2013:

•	Segregation of the RULC, which was previously included in the Company’s allowance for loan losses, and

•

Elimination of the use of published available expected default frequencies (“EDFs”) adjusted for the Company’s experience in estimating losses in the Company’s commercial real estate and business loan portfolios.

Although comparison of the Company’s current and previous methodologies is inherently imprecise given economic conditions and other factors, the following table presents the effect of the change in methodology on the Company’s consolidated financial statements as of December 31, 2013.

(Dollars in thousands, except per share data)	Current Methodology	Previous Methodolgy (1)	Difference	Per Share Difference
Selected Data

Allowance for loan losses	$67,342	$77,759	$(10,417)
Reserve for unfunded lending commitments	11,147	—	11,147

Allowance for credit losses	$78,489	$77,759	$730

Provision for loan losses	$6,828	$7,417	$(589)	$(0.01)
Provision for unfunded lending commitments	1,319	—	1,319	0.03

Total provision for credit losses	$8,147	$7,417	$730	$0.02

(1)	The RULC was previously presented as part of the allowance for loan losses.

Allowance for Credit Losses Activity

A summary of changes in the allowance for credit losses for the covered loan and non-covered loan portfolios is as follows:

	December 31, 2013
	Non-covered loans
(Dollars in thousands)	Excluding Acquired Loans	Acquired Loans	Covered Loans	Total
Allowance for loan losses
Balance at beginning of period	$74,211	$8,816	$168,576	$251,603
(Reversal of) Provision for loan losses before benefit attributable to FDIC loss share agreements	6,828	(3,158)	(54,610)	(50,940)
Adjustment attributable to FDIC loss share arrangements	—	—	56,085	56,085

Net (reversal of) provision for loan losses	6,828	(3,158)	1,475	5,145

Adjustment attributable to FDIC loss share arrangements	—	—	(56,085)	(56,085)
Transfer of balance to OREO	—	(1,085)	(27,041)	(28,126)
Transfer of balance to the RULC	(9,828)	—	—	(9,828)
Loans charged-off	(10,686)	(31)	(15,764)	(26,481)
Recoveries	6,817	15	14	6,846

Balance at end of period	$67,342	$4,557	$71,175	$143,074

Reserve for unfunded lending commitments
Balance, beginning of period	$—	$—	$—	$—
Transfer of balance from the allowance for loan losses	9,828	—	—	9,828
Provision for unfunded lending commitments	1,319	—	—	1,319

Balance at end of period	$11,147	$—	$—	$11,147

	December 31, 2012
	Non-covered loans
	Excluding Acquired Loans	Acquired Loans	Covered Loans	Total
Allowance for loan losses
Balance at beginning of period	$74,861	$—	$118,900	$193,761
Provision for loan losses before adjustment attributable to FDIC loss share agreements	3,804	9,799	91,153	104,756
Adjustment attributable to FDIC loss share arrangements	—	—	(84,085)	(84,085)

Net provision for loan losses	3,804	9,799	7,068	20,671

Adjustment attributable to FDIC loss share arrangements	—	—	84,085	84,085
Transfer of balance to OREO	—	(826)	(26,343)	(27,169)
Loans charged-off	(9,728)	(179)	(15,153)	(25,060)
Recoveries	5,274	22	19	5,315

Balance at end of period	$74,211	$8,816	$168,576	$251,603

	December 31, 2011
	Non-covered loans
	Excluding Acquired Loans	Acquired Loans	Covered Loans	Total
Allowance for loan losses
Balance at beginning of period	$62,460	$—	$73,640	$136,100
Provision for loan losses before adjustment attributable to FDIC loss share agreements	19,974	—	63,014	82,988
Adjustment attributable to FDIC loss share arrangements	—	—	(57,121)	(57,121)

Net provision for loan losses	19,974	—	5,893	25,867

Adjustment attributable to FDIC loss share arrangements	—	—	57,121	57,121
Transfer of balance to OREO	—	—	(17,143)	(17,143)
Loans charged-off	(15,022)	—	(1,137)	(16,159)
Recoveries	7,449	—	526	7,975

Balance at end of period	$74,861	$—	$118,900	$193,761

A summary of changes in the allowance for credit losses for non-covered loans, by loan portfolio type, is as follows:

	December 31, 2013
	Commercial	Commercial
(Dollars in thousands)	real estate	business	Mortgage	Consumer	Unallocated	Total
Allowance for loan losses
Balance at beginning of period	$38,264	$28,721	$2,125	$13,917	$—	$83,027
(Reversal of) Provision for loan losses	(8,830)	3,543	860	8,097	—	3,670
Transfer of balance to OREO	(319)	(113)	(646)	(7)	—	(1,085)
Transfer of balance to the RULC	(2,939)	(3,497)	(40)	(3,352)	—	(9,828)
Loans charged off	(2,940)	(516)	(518)	(6,743)	—	(10,717)
Recoveries	3,354	377	765	2,336	—	6,832

Balance at end of period	$26,590	$28,515	$2,546	$14,248	—	$71,899

Reserve for unfunded commitments
Balance at beginning of period	$—	$—	$—	$—	$—	$—
Transfer of balance from the allowance for loan losses	2,939	3,497	40	3,352	—	9,828
Provision for unfunded commitments	150	1,342	32	(205)	—	1,319

Balance at end of period	$3,089	$4,839	$72	$3,147	$—	$11,147

Allowance on loans individually evaluated for impairment	$8	$841	$180	$—	$—	$1,029
Allowance on loans collectively evaluated for impairment	26,582	27,674	2,366	14,248	—	70,870

Loans, net of unearned income:
Balance at end of period	$3,479,973	$2,959,088	$432,507	$1,900,658	$—	$8,772,226
Balance at end of period individually evaluated for impairment	8,705	15,812	1,407	258	—	26,182
Balance at end of period collectively evaluated for impairment	3,471,268	2,943,276	431,100	1,900,400	—	8,746,044
Balance at end of period acquired with deteriorated credit quality	12,240	30	126	1,387	—	13,783

	December 31, 2012
	Commercial	Commercial
(Dollars in thousands)	real estate	business	Mortgage	Consumer	Unallocated	Total
Allowance for credit losses
Balance at beginning of period	$35,604	$25,705	$897	$12,655	$—	$74,861
(Reversal of) Provision for loan losses	1,786	4,021	2,578	5,218	—	13,603
Transfer of balance to OREO	(292)	—	(525)	(9)	—	(826)
Loans charged off	(2,000)	(1,116)	(863)	(5,928)	—	(9,907)
Recoveries	3,166	111	38	1,981	—	5,296

Balance at end of period	$38,264	$28,721	$2,125	$13,917	$—	$83,027

Allowance on loans individually evaluated for impairment	$226	$449	$163	$42	$—	$880
Allowance on loans collectively evaluated for impairment	38,038	28,272	1,962	13,875	—	82,147

Loans, net of unearned income:
Balance at end of period	$2,990,700	$2,450,667	$290,040	$1,674,417	$—	$7,405,824
Balance at end of period individually evaluated for impairment	28,052	4,401	1,703	315	—	34,471
Balance at end of period collectively evaluated for impairment	2,962,648	2,446,266	288,337	1,674,102	—	7,371,353
Balance at end of period acquired with deteriorated credit quality	55,856	3,470	330	5,035	—	64,691

	December 31, 2011
	Commercial	Commercial
(Dollars in thousands)	real estate	business	Mortgage	Consumer	Unallocated	Total
Allowance for credit losses
Balance at beginning of period	$31,390	$16,473	$1,265	$13,332	$—	$62,460
(Reversal of) Provision for loan losses	6,809	9,533	(215)	3,847	—	19,974
Transfer of balance to OREO
Loans charged off	(7,656)	(471)	(222)	(6,673)	—	(15,022)
Recoveries	5,061	170	69	2,149	—	7,449

Balance at end of period	$35,604	$25,705	$897	$12,655	$—	$74,861

Allowance on loans individually evaluated for impairment	$1,874	$179	$133	$—	$—	$2,186
Allowance on loans collectively evaluated for impairment	33,730	25,526	764	12,655	—	72,675

Loans, net of unearned income:
Balance at end of period	$2,591,013	$1,896,496	$283,113	$1,282,966	$—	$6,053,588
Balance at end of period individually evaluated for impairment	34,541	6,530	1,009	231	—	42,311
Balance at end of period collectively evaluated for impairment	2,556,472	1,889,966	282,104	1,282,735	—	6,011,277
Balance at end of period acquired with deteriorated credit quality	4,835	26,531	—	4,129	—	35,495

A summary of changes in the allowance for credit losses for covered loans, by loan portfolio type, is as follows:

	December 31, 2013
	Commercial	Commercial
(Dollars in thousands)	real estate	business	Mortgage	Consumer	Unallocated	Total
Allowance for loan losses
Balance at beginning of period	$100,871	$11,375	$22,566	$33,764	$—	$168,576
(Reversal of) Provision for loan losses	1,523	(649)	286	315	—	1,475
(Decrease) Increase in FDIC loss share receivable	(28,238)	(5,032)	(4,896)	(17,919)	—	(56,085)
Transfer of balance to OREO	(19,634)	(314)	(7,067)	(26)	—	(27,041)
Loans charged off	(15,764)	—	—	—	—	(15,764)
Recoveries	14	—	—	—	—	14

Balance at end of period	$38,772	$5,380	$10,889	$16,134	$—	$71,175

Allowance on loans individually evaluated for impairment	$—	$—	$—	$—	$—	$—
Allowance on loans collectively evaluated for impairment	38,772	5,380	10,889	16,134	—	71,175

Loans, net of unearned income:
Balance at end of period	$387,332	$37,025	$154,025	$141,411	$—	$719,793
Balance at end of period individually evaluated for impairment	—	—	—	—	—	—
Balance at end of period collectively evaluated for impairment	387,332	37,025	154,025	141,411	—	719,793
Balance at end of period acquired with deteriorated credit quality	14,904	—	28,223	22,950	—	66,077

	December 31, 2012
	Commercial	Commercial
(Dollars in thousands)	real estate	business	Mortgage	Consumer	Unallocated	Total
Allowance for credit losses
Balance at beginning of period	$69,175	$9,788	$21,184	$18,753	$—	$118,900
(Reversal of) Provision for loan losses	4,970	964	323	811	—	7,068
(Decrease) Increase in FDIC loss share receivable	51,543	3,616	13,895	15,031	—	84,085
Transfer of balance to OREO	(11,202)	(2,993)	(11,323)	(825)	—	(26,343)
Loans charged off	(13,631)	—	(1,513)	(9)	—	(15,153)
Recoveries	16	—	—	3	—	19

Balance at end of period	$100,871	$11,375	$22,566	$33,764	$—	$168,576

Allowance on loans individually evaluated for impairment	$—	$—	$—	$—	$—	$—
Allowance on loans collectively evaluated for impairment	100,871	11,375	22,566	33,764	—	168,576

Loans, net of unearned income:
Balance at end of period	$640,843	$87,051	$187,164	$177,698	$—	$1,092,756
Balance at end of period individually evaluated for impairment	—	—	—	—	—	—
Balance at end of period collectively evaluated for impairment	640,843	87,051	187,164	177,698	—	1,092,756
Balance at end of period acquired with deteriorated credit quality	167,742	2,757	20,232	22,914	—	213,645

	December 31, 2011
	Commercial	Commercial
(Dollars in thousands)	real estate	business	Mortgage	Consumer	Unallocated	Total
Allowance for credit losses
Balance at beginning of period	$26,439	$6,657	$28,343	$12,201	$—	$73,640
(Reversal of) Provision for loan losses	6,762	392	(2,232)	971	—	5,893
(Decrease) Increase in FDIC loss share receivable	50,079	2,899	(3,045)	7,188	—	57,121
Transfer of balance to OREO	(13,316)	(160)	(1,962)	(1,705)	—	(17,143)
Loans charged off	(1,073)	—	(22)	(42)	—	(1,137)
Recoveries	284	—	102	140	—	526

Balance at end of period	$69,175	$9,788	$21,184	$18,753	$—	$118,900

Allowance on loans individually evaluated for impairment	$—	$—	$—	$—	$—	$—
Allowance on loans collectively evaluated for impairment	69,175	9,788	21,184	18,753	—	118,900

Loans, net of unearned income:
Balance at end of period	$772,877	$108,738	$255,387	$197,447	$—	$1,334,449
Balance at end of period individually evaluated for impairment	—	—	—	—	—	—
Balance at end of period collectively evaluated for impairment	772,877	108,738	255,387	197,447	—	1,334,449
Balance at end of period acquired with deteriorated credit quality	54,691	4,169	35,794	29,473	—	124,127
Credit Quality

The Company’s investment in non-covered loans by credit quality indicator is presented in the following tables. Because of the difference in accounting for acquired loans, the tables below further segregate the Company’s non-covered loans receivable between acquired loans and loans that were not acquired. Loan premiums/discounts in the tables below represent the adjustment of non-covered acquired loans to fair value at the acquisition date, as adjusted for income accretion and changes in cash flow estimates in subsequent periods. Asset risk classifications for commercial loans reflect the classification as of December 31, 2013 and 2012, respectively.

	Non-covered loans excluding acquired loans
	December 31, 2013					December 31, 2012
(Dollars in thousands)	Pass	Special Mention	Substandard	Doubtful	Total	Pass	Special Mention	Substandard	Doubtful	Total
Commercial real estate construction	$370,824	$9,309	$2,962	$—	$383,095	$269,842	$16,767	$7,067	$—	$293,676
Commercial real estate - other	2,694,161	27,227	30,308	113	2,751,809	2,162,989	40,547	47,710	398	2,251,644
Commercial business	2,866,794	6,164	32,167	926	2,906,051	2,295,788	21,640	49,958	48	2,367,434

Total	$5,931,779	$42,700	$65,437	$1,039	6,040,955	$4,728,619	$78,954	$104,735	$446	$4,912,754

	Non-covered loans excluding acquired loans
	December 31, 2013			December 31, 2012
(Dollars in thousands)	Current	30+ Days Past Due	Total	Current	30+ Days Past Due	Total
Residential prime	$286,167	$11,640	$297,807	$185,843	$10,986	$196,829
Residential subprime	114,939	1,626	116,565	60,454	—	60,454
Home equity	1,091,894	9,333	1,101,227	991,766	8,872	1,000,638
Indirect automobile	370,388	2,995	373,383	320,148	2,818	322,966
Credit card	62,873	769	63,642	51,117	605	51,722
Consumer - other	293,693	1,049	294,742	201,161	981	202,142

	$2,219,954	$27,412	$2,247,366	$1,810,489	$24,262	$1,834,751

	Non-covered acquired loans
	December 31, 2013						December 31, 2012
(Dollars in thousands)	Pass	Special Mention	Substandard	Doubtful	Discount	Total	Pass	Special Mention	Substandard	Doubtful	Discount	Total
Commercial real estate construction	$21,244	$—	$1,519	$—	$(2,532)	$20,231	$25,896	$2,410	$5,228	$—	$(3,968)	$29,566
Commercial real estate - other	350,412	5,096	21,413	93	(52,176)	324,838	359,046	28,185	85,420	218	(57,055)	415,814
Commercial business	53,533	517	1,901	—	(2,914)	53,037	86,201	2,159	4,808	2,209	(12,144)	83,233

Total	$425,189	$5,613	$24,833	$93	$(57,622)	$398,106	$471,143	$32,754	$95,456	$2,427	$(73,167)	$528,613

	Non-covered acquired loans
	December 31, 2013				December 31, 2012
(Dollars in thousands)	Current	30+ Days Past Due	Premium (discount)	Total	Current	30+ Days Past Due	Premium (discount)	Total
Residential prime	$18,796	$226	$(887)	$18,135	$30,663	$779	$1,315	$32,757
Home equity	53,995	5,071	(5,623)	53,443	73,658	7,115	(4,498)	76,275
Indirect automobile	1,725	128	—	1,853	4,698	321	—	5,019
Consumer - other	12,598	1,251	(1,481)	12,368	21,746	714	(6,805)	15,655

	$87,114	$6,676	$(7,991)	$85,799	$130,765	$8,929	$(9,988)	$129,706

Credit quality information in the table above includes loans acquired at the gross loan balance, prior to the application of premiums/discounts, at December 31, 2013 and 2012.

The Company’s investment in covered loans by credit quality indicator is presented in the following table. Loan premiums/discounts in the tables below represent the adjustment of covered loans to fair value at the date, as adjusted for income accretion and changes in cash flow estimates in subsequent periods.

	Covered loans
	December 31, 2013					December 31, 2012
(Dollars in thousands)	Pass	Special Mention	Substandard	Doubtful	Total	Pass	Special Mention	Substandard	Doubtful	Total
Commercial real estate construction	$42,886	$7,401	$23,891	$497	$74,675	$46,201	$9,888	$97,315	$607	$154,011
Commercial real estate - other	148,579	49,699	144,680	3,267	346,225	201,261	65,498	279,171	8,530	554,460
Commercial business	30,710	780	14,556	984	47,030	38,552	8,600	50,018	451	97,621

Total	$222,175	$57,880	$183,127	$4,748	$467,930	$286,014	$83,986	$426,504	$9,588	$806,092
Discount					(43,573)					(78,198)

					$424,357					$727,894

	Covered loans
	December 31, 2013				December 31, 2012
(Dollars in thousands)	Current	30+ Days Past Due	Premium (discount)	Total	Current	30+ Days Past Due	Premium (discount)	Total
Residential prime	$158,710	$30,814	$(35,499)	$154,025	$183,795	$52,379	$(49,010)	$187,164
Home equity	143,236	35,811	(41,925)	137,122	168,729	65,997	(60,514)	174,212
Credit card	648	31	—	679	841	65	—	906
Consumer - other	591	144	2,875	3,610	1,154	1,523	(97)	2,580

	$303,185	$66,800	$(74,549)	$295,436	$354,519	$119,964	$(109,621)	$364,862

Impaired Loans

Information on the Company’s investment in impaired loans is presented in the following tables as of and for the periods indicated.

	December 31, 2013
		Unpaid		Average	Interest
	Recorded	Principal	Related	Recorded	Income
(Dollars in thousands)	Investment	Balance	Allowance	Investment	Recognized
With no related allowance recorded:
Commercial real estate	$8,567	$8,567	$—	$10,443	$43
Commercial business	13,256	13,256	—	11,074	170

Home equity	258	258	—	281	1

With an allowance recorded:
Commercial real estate	1,268	1,284	(16)	4,414	8
Commercial business	1,927	2,770	(843)	2,892	100

Residential prime	9,791	10,019	(228)	8,096	98
Residential subprime	1,617	1,626	(9)	1,579	—

Home equity	6,506	6,550	(44)	7,593	93
Indirect automobile	1,267	1,275	(8)	2,090	55
Credit card	404	411	(7)	418	—
Other	481	485	(4)	765	19

	$45,342	$46,501	$(1,159)	$49,645	$587

Total commercial loans	25,018	25,877	(859)	28,823	321
Total mortgage loans	11,408	11,645	(237)	9,675	98
Total consumer loans	8,916	8,979	(63)	11,147	168

	December 31, 2012
		Unpaid		Average	Interest
	Recorded	Principal	Related	Recorded	Income
(Dollars in thousands)	Investment	Balance	Allowance	Investment	Recognized
With no related allowance recorded:
Commercial real estate	$26,151	$26,151	$—	$34,682	$168
Commercial business	1,824	1,824	—	2,621	33

Home equity	—	—	—	—	—

With an allowance recorded:
Commercial real estate	3,464	3,663	(199)	3,678	123
Commercial business	1,334	1,810	(476)	1,889	47

Residential prime	9,861	10,070	(209)	7,955	131
Residential subprime	—	—	—	—	—

Home equity	5,860	5,951	(91)	6,713	51
Indirect automobile	865	868	(3)	1,514	28
Credit card	413	424	(11)	372	—
Other	307	310	(3)	601	5

	$50,079	$51,071	$(992)	$60,025	$586

Total commercial loans	32,773	33,448	(675)	42,870	371
Total mortgage loans	9,861	10,070	(209)	7,955	131
Total consumer loans	7,445	7,553	(108)	9,200	84

As of December 31, 2013 and 2012, the Company was not committed to lend additional funds to any customer whose loan was classified as impaired or as a troubled debt restructuring.

NOTE 8 – LOSS SHARING AGREEMENTS AND FDIC LOSS SHARE RECEIVABLE

Loss Sharing Agreements

In 2009, the Company acquired substantially all of the assets and liabilities of CSB, and certain assets, deposits, and other liabilities of Orion and Century. In 2010, the Company acquired certain assets, deposits, and other liabilities of Sterling. Excluding consumer loans acquired from Sterling, the loans and foreclosed real estate that were acquired in these transactions are covered by loss share agreements between the FDIC and IBERIABANK, which afford IBERIABANK loss protection.

During the reimbursable loss periods, the FDIC will cover 80% of covered loan and foreclosed real estate losses up to certain thresholds for all four acquisitions, and 95% of losses that exceed contractual thresholds for CSB, Orion, and Century. The CSB reimbursable loss period ends during the third quarter of 2014 for all covered assets excluding single family residential assets and during the third quarter of 2019 for single family residential loans. The Century and Orion reimbursable loss periods end during the fourth quarter of 2014 for all covered assets excluding single family residential assets and during the fourth quarter of 2019 for single family residential assets. The Sterling reimbursable loss period ends during the third quarter of 2015 for all covered assets excluding single family residential assets and during the third quarter of 2020 for single family residential assets.

In addition, all covered assets excluding single family residential assets have a three year recovery period, which begins upon expiration of the reimbursable loss period. During the recovery periods, the Company must reimburse the FDIC for its share of any recovered losses, net of certain expenses, consistent with the covered loss reimbursement rates in effect during the recovery periods.

The Orion, Century, and Sterling loss share agreements include “clawback” provisions. The clawback provisions require the Company to make payments to the FDIC to the extent that specified cumulative loss floors are not incurred. Of the three loss share agreements that contain clawback provisions, cumulative losses under all of these agreements have exceeded the cumulative loss floors that would trigger a clawback payment. However, the sum of the historical and remaining projected losses and recoveries under one agreement is less than the clawback threshold stated in that agreement. The Company has recorded a liability of $797,000 at December 31, 2013 to reserve for the amount of consideration due to the FDIC based on projected net losses. Improvement in the performance of covered assets in excess of current expectations, particularly in regard to improvements in recoveries and/or reduced losses, through expiration of the recovery periods could result in reduced levels of cumulative losses that trigger the clawback provisions within any or all of the applicable loss share agreements.

FDIC loss share receivable

The Company recorded indemnification assets in the form of FDIC loss share receivables as of the acquisition date of each of the four banks covered by loss share agreements. At acquisition, the indemnification assets represented the fair value of the expected cash flows to be received from the FDIC under the loss share agreements. Subsequent to acquisition, the FDIC loss share receivables are updated to reflect changes in actual and expected amounts collectible adjusted for amortization. Note 1 to these consolidated financial statements provides additional information regarding the Company’s FDIC loss share receivable accounting policy and basis of presentation.

The following is a summary of FDIC loss share receivables year-to-date activity:

	December 31,
(Dollars in thousands)	2013	2012
Balance at beginning of period	$423,069	$591,844
Change due to (reversal of) loan loss provision recorded on FDIC covered loans	(56,085)	84,085
Amortization	(97,849)	(118,100)
Submission of reimbursable losses to the FDIC	(52,586)	(123,986)
Impairment	(31,813)	—
Changes due to a change in cash flow assumptions on OREO and other changes	(22,424)	(10,774)

Balance at end of period	$162,312	$423,069

FDIC loss share receivables collectability assessment

The Company assesses the FDIC loss share receivables for collectability on a quarterly basis. Note 1 provides a description of the Company’s policy for assessing the FDIC loss share receivables for collectability. Based on the collectability analysis completed for the year ended December 31, 2013, the Company concluded that the $162,312,000 FDIC loss share receivable is fully collectible as of December 31, 2013. See below for discussion of the impairment charge recognized in 2013.

Impairment of FDIC loss share receivables

Based on improving economic trends, their impact on the amount and timing of expected future cash flows, and delays in the foreclosure process, during the loss share receivable collectability assessment completed for the three-months ended March 31, 2013, the Company concluded that certain expected losses were probable of not being collected from either the FDIC or the customer because such projected losses were no longer expected to occur or were expected to occur beyond the reimbursable loss periods specified within the loss share agreements.

On April 10, 2013, the Audit Committee and the Board of Directors concluded that an impairment charge was required under generally accepted accounting principles applicable to the Company and should be recognized in the Company’s consolidated financial statements during the three-month period ended March 31, 2013. Therefore, the Company recognized a valuation allowance against the indemnification assets in the amount of $31,813,000 through a charge to net income.

NOTE 9 –TRANSFERS AND SERVICING OF FINANCIAL ASSETS (INCLUDING MORTGAGE BANKING ACTIVITY)

Commercial Banking Activity

Loans serviced for others, consisting primarily of commercial loan participations sold, are not included in the accompanying consolidated balance sheets. The unpaid principal balances of loans serviced for others were $345,016,000 and $257,883,000 at December 31, 2013 and 2012, respectively. Custodial escrow balances maintained in connection with the foregoing portfolio of loans serviced for others, and included in demand deposits, were immaterial at December 31, 2013 and 2012.

Mortgage Banking Activity

IBERIABANK through its subsidiary, IMC, originates mortgage loans for sale into the secondary market. The loans originated primarily consist of residential first mortgages that conform to standards established by the government-sponsored enterprises (“GSEs”), but can also consist of junior lien loans secured by residential property. These sales are primarily to private companies that are unaffiliated with the GSEs on a servicing released basis. The following table details the mortgage banking activity as of and for the years ended December 31:

(Dollars in thousands)	2013	2012	2011
Balance at beginning of period	$267,475	$153,013	$83,905
Balance acquired during the period	—	—	3,385
Originations	2,116,460	2,432,367	1,659,226
Sales	(2,255,493)	(2,317,905)	(1,593,503)

Balance at end of period	$128,442	$267,475	$153,013

(Dollars in thousands)	2013	2012	2011
Fair value changes of derivatives and mortgage loans held for sale, net	$(1,722)	$6,772	$937
Gains on sales	65,393	70,811	43,955
Servicing and other income, net	526	470	285

	$64,197	$78,053	$45,177

Mortgage Servicing Rights

Mortgage servicing rights are amortized over the remaining servicing life of the loans, with consideration given to prepayment assumptions. Mortgage servicing rights had the following carrying values as of the periods indicated:

	December 31, 2013			December 31, 2012
	Gross	Accumulated	Net	Gross	Accumulated	Net
(Dollars in thousands)	Carrying Amount	Amortization	Carrying Amount	Carrying Amount	Amortization	Carrying Amount
Mortgage servicing rights	$2,146	$(638)	$1,508	$1,234	$(304)	$930

The related amortization expense of mortgage servicing intangible assets is as follows:

(Dollars in thousands)	Amount
Aggregate amortization expense for the year ended December 31:
2011	$115
2012	225
2013	480

Estimated amortization expense for the year ended December 31:
2014	$473
2015	382
2016	291
2017	202
2018	123
2019 and thereafter	37

NOTE 10 – PREMISES AND EQUIPMENT

Premises and equipment at December 31, 2013 and 2012 consisted of the following:

(Dollars in thousands)	2013	2012
Land	$77,113	$81,761
Buildings	217,469	221,022
Furniture, fixtures and equipment	110,663	101,907

Total premises and equipment	405,245	404,690
Accumulated depreciation	(117,735)	(101,167)

Total premises and equipment, net	$287,510	$303,523

Depreciation expense was $19,552,000, $18,286,000, and $13,431,000, for the years ended December 31, 2013, 2012, and 2011, respectively.

The Company actively engages in leasing office space available in buildings it owns. Leases have different terms ranging from monthly rental to six-year leases. For the year ended December 31, 2013, income from these leases averaged $122,000 per month. Total lease income for the years ended December 31, 2013, 2012, and 2011 was $1,470,000, $1,572,000, and $1,542,000, respectively. Income from leases is reported as a reduction in occupancy and equipment expense. The total allocated cost of the portion of the buildings held for lease at December 31, 2013 and 2012 was $9,549,000 and $9,992,000, respectively, with related accumulated depreciation of $2,985,000 and $2,497,000, respectively.

The Company leases certain branch and corporate offices, land and ATM facilities through non-cancelable operating leases with terms that range from one to 50 years, with renewal options thereafter. Certain of the leases have escalation clauses and renewal options ranging from monthly renewal to 50 years. Total rent expense for the years ended December 31, 2013, 2012, and 2011 totaled $11,399,000, $10,614,000, and $9,803,000, respectively.

Minimum future annual rent commitments under these agreements for the indicated periods follow:

(Dollars in thousands)
2014	$11,357
2015	10,404
2016	8,925
2017	7,242
2018	6,411
2019 and thereafter	36,985

$81,324

NOTE 11 – GOODWILL AND OTHER ACQUIRED INTANGIBLE ASSETS

Goodwill

Changes to the carrying amount of goodwill for the years ended December 31, 2013 and 2012 are provided in the following table.

(Dollars in thousands)
Balance, December 31, 2011	$369,811
Goodwill acquired during the year	32,420
Goodwill adjustment to correct an immaterial error	(359)

Balance, December 31, 2012	401,872
Goodwill acquired during the period	—

Balance, December 31, 2013	$401,872

The goodwill acquired during the year ended December 31, 2012 was a result of the Florida Gulf acquisition.

The goodwill adjustment in 2012 was a result of the Company’s revised goodwill recorded on its OMNI and Cameron acquisitions. The Company has recorded the adjustment to account for the impact of an immaterial error in accounting for its OMNI and Cameron acquisitions that resulted in a decrease in goodwill of $359,000. The Company revised its valuation of acquired deferred tax assets and property during the first quarter of 2012 as a result of information that existed at the acquisition date but was not available during the prior period. The error was identified in 2012 through the operation of the Company’s internal controls over financial reporting as it related to the Company’s acquisition accounting.

The Company performed the required annual goodwill impairment test as of October 1, 2013. During 2013, the Company performed a quantitative assessment to evaluate goodwill impairment and allocate goodwill to the operating segments described in Note 26 and detailed in the table below. The Company’s annual impairment test did not indicate impairment in any of the Company’s reporting units as of the testing date, and subsequent to that date, management is not aware of any events or changes in circumstances since the impairment test that would indicate that goodwill might be impaired.

At December 31, 2013, goodwill is allocated to the Company’s reportable segments as follows:

(Dollars in thousands)
IBERIABANK	$373,905
IMC	23,178
Lenders	4,789

$401,872

Prior to 2011, the Company recognized goodwill impairment of $9,681,000 at the Company’s LTC subsidiary based on a decrease in operating revenue and income, which resulted in the conclusion that the fair value of LTC may have been reduced below its carrying amount.

Title plant

The Company held title plant assets totaling $6,722,000 at both December 31, 2013 and 2012. No events or changes in circumstances occurred during 2013 or 2012 to suggest the carrying value of the title plant was not recoverable.

Intangible assets subject to amortization

Definite-lived intangible assets had the following carrying values as of the periods indicated:

	December 31, 2013			December 31, 2012
	Gross	Accumulated	Net	Gross	Accumulated	Net
(Dollars in thousands)	Carrying Amount	Amortization	Carrying Amount	Carrying Amount	Amortization	Carrying Amount
Core deposit intangibles	$45,406	$(30,784)	$14,622	$45,406	$(26,284)	$19,122
Customer relationship intangible asset	1,348	(631)	717	1,348	(410)	938

	$46,754	$(31,415)	$15,339	$46,754	$(26,694)	$20,060

The related amortization expense of purchase accounting intangible assets is as follows:

(Dollars in thousands)	Amount
Aggregate amortization expense for the year ended December 31:
2011	$5,121
2012	5,150
2013	4,720

Estimated amortization expense for the year ended December 31:
2014	$4,346
2015	3,546
2016	3,177
2017	1,694
2018	1,156
2019 and thereafter	1,420

NOTE 12 – OTHER REAL ESTATE OWNED

Other real estate owned, segregated into non-covered and covered properties, consists of the following for the periods indicated. For further discussion of loss share coverage periods applicable to the covered foreclosed assets, see Note 8 to these consolidated financial statements.

	December 31, 2013			December 31, 2012
(Dollars in thousands)	Non-covered	Covered	Total	Non-covered	Covered	Total
Real estate owned acquired by foreclosure	$28,072	$60,474	$88,546	$35,080	$75,784	$110,864
Real estate acquired for development or resale	9,206	—	9,206	9,199	—	9,199
Other foreclosed property	93	1,328	1,421	14	1,459	1,473

	$37,371	$61,802	$99,173	$44,293	$77,243	$121,536

NOTE 13 – DERIVATIVE INSTRUMENTS AND OTHER HEDGING ACTIVITIES

Information pertaining to outstanding derivative instruments is as follows:

		Asset Derivatives Fair Value			Liability Derivatives Fair Value
(Dollars in thousands)	Balance Sheet Location	December 31, 2013	December 31, 2012	Balance Sheet Location	December 31, 2013	December 31, 2012
Derivatives designated as hedging instruments under ASC Topic 815:
Interest rate contracts	Other assets	$—	$499	Other liabilities	$—	$1,843

Total derivatives designated as hedging instruments under ASC Topic 815		$—	$499		$—	$1,843

Derivatives not designated as hedging instruments under ASC Topic 815:
Interest rate contracts	Other assets	$10,621	$25,940	Other liabilities	$10,620	$25,940
Forward sales contracts	Other assets	1,468	2,774	Other liabilities	287	343
Written and purchased options	Other assets	17,987	12,906	Other liabilities	15,828	8,764

Total derivatives not designated as hedging instruments under ASC Topic 815		$30,076	$41,620		$26,735	$35,047

Total derivatives		$30,076	$42,119		$26,735	$36,890

	Asset Derivatives Notional Amount		Liability Derivatives Notional Amount
(Dollars in thousands)	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
Derivatives designated as hedging instruments under ASC Topic 815:
Interest rate contracts	$—	$35,000	$—	$35,000

Total derivatives designated as hedging instruments under ASC Topic 815	$—	$35,000	$—	$35,000

Derivatives not designated as hedging instruments under ASC Topic 815:
Interest rate contracts	$380,303	$374,536	$380,303	$374,536
Forward sales contracts	192,876	212,028	45,091	53,269
Written and purchased options	295,425	388,793	199,061	185,885

Total derivatives not designated as hedging instruments under ASC Topic 815	$868,604	$975,357	$624,455	$613,690

Total derivatives	$868,604	$1,010,357	$624,455	$648,690

The Company is party to collateral agreements with certain derivative counterparties. Such agreements require that the Company maintain collateral based on the fair values of individual derivative transactions. In the event of default by the Company, the counterparty would be entitled to the collateral.

At December 31, 2013 and 2012, the Company was required to post $4,976,000 and $2,650,000, respectively, in cash as collateral for its derivative transactions, which are included in interest-bearing deposits in banks on the Company’s consolidated balance sheets. The Company does not anticipate additional assets will be required to be posted as collateral, nor does it believe additional assets would be required to settle its derivative instruments immediately if contingent features were triggered at December 31, 2013. The Company’s master netting agreements represent written, legally enforceable bilateral agreements that (1) create a single legal obligation for all individual transactions covered by the agreement to the non-defaulting entity upon an event of default of the counterparty, including bankruptcy, insolvency, or similar proceeding, and (2) provide the non-defaulting entity the right to accelerate, terminate, and close-out on a net basis all transactions under the agreement and to liquidate or set-off collateral promptly upon an event of default of the counterparty. As permitted by generally-accepted accounting principles, the Company does not offset fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral against recognized fair value amounts of derivatives executed with the same counterparty under a master netting agreement. The following table reconciles the gross amounts presented in the consolidated balance sheets to the net amounts that would result in the event of offset.

	December 31, 2013
	Gross Amounts	Gross Amounts Not Offset
(Dollars in thousands)	Presented in the	in the Balance Sheet
Derivatives subject to master netting arrangements	Balance Sheet	Derivatives	Collateral (1)	Net
Derivative assets
Interest rate contracts designated as hedging instruments	$—	$—	$—	$—
Interest rate contracts not designated as hedging instruments	10,621	—	—	10,621
Written and purchased options	15,801	—	—	15,801

Total derivative assets subject to master netting arrangements	$26,422	$—	$—	$26,422

Derivative liabilities
Interest rate contracts designated as hedging instruments	$—	$—	$—	$—
Interest rate contracts not designated as hedging instruments	10,620	—	(5,419)	5,201

Total derivative liabilities subject to master netting arrangements	$10,620	$—	$(5,419)	$5,201

(1)	Consists of cash collateral recorded at cost, which approximates fair value, and investment securities.

	December 31, 2012
	Gross Amounts	Gross Amounts Not Offset
(Dollars in thousands)	Presented in the	in the Balance Sheet
Derivatives subject to master netting arrangements	Balance Sheet	Derivatives	Collateral (1)	Net
Derivative assets
Interest rate contracts designated as hedging instruments	$499	$(499)	$—	$—
Interest rate contracts not designated as hedging instruments	25,940	—	—	25,940
Written and purchased options	8,763	—	—	8,763

Total derivative assets subject to master netting arrangements	$35,202	$(499)	$—	$34,703

Derivative liabilities
Interest rate contracts designated as hedging instruments	$1,843	$(499)	$—	$1,344
Interest rate contracts not designated as hedging instruments	25,940	—	(13,350)	12,590

Total derivative liabilities subject to master netting arrangements	$27,783	$(499)	$(13,350)	$13,934

(1)	Consists of cash collateral recorded at cost, which approximates fair value, and investment securities.

During the years ended December 31, 2013 and 2012, the Company has not reclassified into earnings any gain or loss as a result of the discontinuance of cash flow hedges because it was probable the original forecasted transaction would not occur by the end of the originally specified term.

At December 31, 2013, the fair value of derivatives that will mature within the next twelve months is $506,000. The Company does not expect to reclassify any amount from accumulated other comprehensive income into interest income over the next twelve months for derivatives that will be settled.

At December 31, 2013 and 2012, and for the years then ended, information pertaining to the effect of the hedging instruments on the consolidated financial statements is as follows:

	Amount of Gain (Loss) Recognized in OCI net of taxes (Effective Portion)		Location of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)		Location of Gain (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from (Effectiveness Testing)	Amount of Gain (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)
(Dollars in thousands)	As of December 31,		For the Years Ended December 31
	2013	2012		2013	2012		2013	2012
Derivatives in ASC Topic 815 Cash Flow Hedging Relationships
Interest rate contracts	$—	$(874)	Other income (expense)	$(392)	$(1,618)	Other income (expense)	$1	$—

	$—	$(874)		$(392)	$(1,618)		$1	$—

(Dollars in thousands)	Location of Gain (Loss) Recognized in Income on Derivatives	Amount of Gain (Loss) Recognized in Income on Derivatives
		2013	2012
Derivatives Not Designated as Hedging Instruments under ASC Topic 815
Interest rate contracts	Other income (expense)	$2,991	872
Forward sales contracts	Mortgage Income	(1,716)	2,431
Written and purchased options	Mortgage Income	(3,032)	7,119

		$(1,757)	$10,422

At December 31, 2013 and 2012, additional information pertaining to outstanding interest rate swap agreements is as follows:

(Dollars in thousands)	2013	2012
Weighted average pay rate	3.0%	3.3%
Weighted average receive rate	0.2%	0.3
Weighted average maturity in years	7.6	7.1
Unrealized gain (loss) relating to interest rate swaps	$—	$(1,344)

NOTE 14 – DEPOSITS

Deposits at December 31, 2013 and 2012 are summarized as follows:

(Dollars in thousands)	2013	2012
Negotiable order of withdrawal (NOW)	$4,859,430	$4,490,914
Money market deposits accounts (MMDA)	3,779,581	3,738,480
Savings deposits	387,397	364,703
Certificates of deposit and other time deposits	1,710,592	2,154,180

	$10,737,000	$10,748,277

Total time deposits summarized by denomination at December 31, 2013 and 2012 are as follows:

(Dollars in thousands)	2013	2012
Time deposits less than $100,000	$804,250	$1,007,665
Time deposits greater than $100,000	906,342	1,146,515

	$1,710,592	$2,154,180

A schedule of maturities of all certificates of deposit as of December 31, 2013 is as follows:

(Dollars in thousands) Year ending December 31,
2014	$1,264,077
2015	214,924
2016	126,102
2017	36,563
2018	39,330
2019 and thereafter	29,596

$1,710,592

NOTE 15 – SHORT-TERM BORROWINGS

Short-term borrowings at December 31, 2013 and 2012 are summarized as follows:

(Dollars in thousands)	2013	2012
Federal Home Loan Bank advances	$375,000	$—
Securities sold under agreements to repurchase	305,344	303,045

	$680,344	$303,045

Securities sold under agreements to repurchase, which are classified as secured borrowings, generally mature daily and are reflected at the amount of cash received in connection with the transaction. The Company may be required to provide additional collateral based on the fair value of the underlying securities.

Additional information on the Company’s short-term borrowings for the years indicated is as follows:

(Dollars in thousands)	2013	2012	2011
Outstanding at December 31	$680,344	$303,045	$395,543
Maximum month-end outstanding balance	680,344	640,768	395,543
Average daily outstanding balance	303,352	284,201	220,146
Average rate during the year	0.16%	0.22%	0.26%
Average rate at year end	0.15%	0.22%	0.27%

NOTE 16 – LONG-TERM DEBT

Long-term debt at December 31, 2013 and 2012 is summarized as follows:

(Dollars in thousands)
	2013	2012
IBERIABANK:
Federal Home Loan Bank notes, 2.395% to 7.04%	$92,267	$233,812
Notes payable - Investment fund contribution, 7 to 40 year term, 0.50% to 5.00% fixed	76,570	77,703

	168,837	311,515

IBERIABANK Corporation:
Statutory Trust I, 3 month LIBOR (1), plus 3.25%	10,310	10,310
Statutory Trust II, 3 month LIBOR (1), plus 3.15%	10,310	10,310
Statutory Trust III, 3 month LIBOR (1), plus 2.00%	10,310	10,310
Statutory Trust IV, 3 month LIBOR (1), plus 1.60%	15,464	15,464
American Horizons Statutory Trust I, 3 month LIBOR (1), plus 3.15%	6,186	6,186
Statutory Trust V, 3 month LIBOR (1), plus 1.435%	10,310	10,310
Statutory Trust VI, 3 month LIBOR (1), plus 2.75%	12,372	12,372
Statutory Trust VII, 3 month LIBOR (1), plus 2.54%	13,403	13,403
Statutory Trust VIII, 3 month LIBOR (1), plus 3.50%	7,217	7,217
OMNI Trust I, 3 month LIBOR (1), plus 3.30%	8,248	8,248
OMNI Trust II, 3 month LIBOR (1), plus 2.79%	7,732	7,732

	111,862	111,862

	$280,699	$423,377

(1)	The interest rate on the Company’s long-term debt indexed to LIBOR is based on the 3-month LIBOR rate. The 3-month LIBOR rate was 0.25% and 0.31% at December 31, 2013 and 2012, respectively.

Outstanding FHLB advances are amortized over periods ranging from 6 to 30 years, and have a balloon feature at maturity. Advances are collateralized by a blanket pledge of eligible loans, subject to contractual adjustments which reduce the borrowing base, as well as a secondary pledge of FHLB stock and FHLB demand deposits, the amount of which can exceed the amounts borrowed based on contractually required adjustments. Total additional advances available from the FHLB at December 31, 2013 were $1,780,487,000 under the blanket floating lien and an additional $376,233,000 with a pledge of investment securities. The weighted average advance rate was 3.95% and 4.31% at December 31, 2013 and 2012, respectively.

The Company has various funding arrangements with commercial banks providing up to $155,000,000 in the form of federal funds and other lines of credit. At December 31, 2013, there were no balances outstanding on these lines and all of the funding was available to the Company.

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

The debentures qualify as Tier 1 Capital and the capital note qualifies as Tier 2 capital for regulatory purposes.

Advances and long-term debt at December 31, 2013 have maturities or call dates in future years as follows:

(Dollars in thousands)
2014	$10,344
2015	1,220
2016	28,863
2017	50,567
2018	7,900
2019 and thereafter	181,805

$280,699

NOTE 17 – INCOME TAXES

The provision for income tax expense consists of the following for the years ended December 31:

(Dollars in thousands)	2013	2012	2011
Current expense	$62,468	$44,125	$33,116
Deferred benefit	(35,943)	(7,527)	(11,750)
Tax credits	(11,690)	(8,756)	(6,734)
Tax benefits attributable to items charged to equity and goodwill	1,034	654	2,349

	$15,869	$28,496	$16,981

There was a balance payable of $7,603,000 and a balance receivable of $7,830,000 for federal and state income taxes at December 31, 2013 and 2012, respectively. The provision for federal income taxes differs from the amount computed by applying the federal income tax statutory rate of 35 percent on income from operations as indicated in the following analysis for the years ended December 31:

(Dollars in thousands)	2013	2012	2011
Federal tax based on statutory rate	$28,340	$36,712	$24,682
Increase (decrease) resulting from:
Effect of tax-exempt income	(7,282)	(7,558)	(6,633)
Interest and other nondeductible expenses	2,007	1,847	1,487
State taxes	3,237	4,938	3,034
Tax credits	(11,690)	(8,756)	(6,734)
Other	1,257	1,313	1,145

	$15,869	$28,496	$16,981

Effective tax rate	19.6%	27.2%	24.1%

The net deferred tax asset at December 31, 2013 and net deferred tax liability at December 31, 2012 is as follows:

(Dollars in thousands)
	2013	2012
Deferred tax asset:
NOL carryforward	$1,001	$1,720
Allowance for credit losses	85,101	78,817
Discount on purchased loans	—	158
Deferred compensation	6,315	5,193
Unrealized loss on cash flow hedges	—	471
Unrealized loss on available for sale investments	8,880	—
Basis difference in acquired assets	70,136	120,893
OREO	31,943	18,467
Other	19,509	20,419

	222,885	246,138

Deferred tax liability:
Basis difference in acquired assets	(130,426)	(170,860)
Gain on acquisition	(17,693)	(34,358)
FHLB stock	(36)	(19)
Premises and equipment	(10,209)	(13,050)
Acquisition intangibles	(12,113)	(11,267)
Deferred loan costs	(2,915)	(3,405)
Unrealized gain on available for sale investments	—	(13,650)
Investments acquired	(235)	(224)
Swap gain	(75)	(2)
Other	(11,089)	(14,300)

	(184,791)	(261,135)

	$38,094	$(14,997)

Retained earnings at December 31, 2013 and 2012 included approximately $21,864,000 accumulated prior to January 1, 1987 for which no provision for federal income taxes has been made. If this portion of retained earnings is used in the future for any purpose other than to absorb bad debts, it will be added to future taxable income.

The Company does not believe it has any unrecognized tax benefits included in its consolidated financial statements. The Company has not had any settlements in the current period with taxing authorities, nor has it recognized tax benefits as a result of a lapse of the applicable statute of limitations.

During the years ended December 31, 2013, 2012, and 2011, the Company did not recognize any interest or penalties in its consolidated financial statements, nor has it recorded an accrued liability for interest or penalty payments.

NOTE 18 – SHAREHOLDERS’ EQUITY AND OTHER COMPREHENSIVE INCOME

Other Comprehensive Income

The following is a summary of the tax effects of each component of other comprehensive income for the years ended December 31 for the periods indicated:

	2013
(Dollars in thousands)	Before Tax	Tax Expense (Benefit)	Net-of-Tax Amount
Unrealized loss on securities:
Unrealized holding losses arising during the period	$(62,095)	$21,733	$(40,362)
Less: reclassification adjustment for gains included in net income	(2,277)	797	(1,480)

Net unrealized losses	(64,372)	22,530	(41,842)

Fair value of derivative instruments designated as cash flow hedges
Change in fair value of derivative instruments designated as cash flow hedges during the period	$953	$(333)	$620
Less: reclassification adjustment for losses included in net income	391	(137)	254

Fair value of derivative instruments designated as cash flow hedges	1,344	(470)	874

Total other comprehensive loss	$(63,028)	$22,060	$(40,968)

	2012
(Dollars in thousands)	Before Tax	Tax Expense (Benefit)	Net-of-Tax Amount
Unrealized gain on securities:
Unrealized holding gains arising during the period	$2,174	$(761)	$1,413
Less: reclassification adjustment for gains included in net income	(3,739)	1,308	(2,431)

Net unrealized gains	(1,565)	547	(1,018)

Fair value of derivative instruments designated as cash flow hedges
Change in fair value of derivative instruments designated as cash flow hedges during the period	$(22)	$8	$(14)
Less: reclassification adjustment for losses included in net income	1,618	(566)	1,052

Fair value of derivative instruments designated as cash flow hedges	1,596	(558)	1,038

Total other comprehensive income	$31	$(11)	$20

	2011
(Dollars in thousands)	Before Tax	Tax Expense (Benefit)	Net-of-Tax Amount
Unrealized gain on securities:
Unrealized holding gains arising during the period	$36,328	$(12,715)	$23,613
Other-than-temporary impairment realized in net income	(509)	178	(331)
Less: reclassification adjustment for gains included in net income	(3,422)	1,198	(2,224)

Net unrealized gains	32,397	(11,339)	21,058

Fair value of derivative instruments designated as cash flow hedges
Change in fair value of derivative instruments designated as cash flow hedges during the period	$(19,078)	$6,677	$(12,401)
Less: reclassification adjustment for losses included in net income	1,723	(603)	1,120

Fair value of derivative instruments designated as cash flow hedges	(17,355)	6,074	(11,281)

Total other comprehensive income	$15,042	$(5,265)	$9,777

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

In October 2011, the Board of Directors authorized the repurchase of up to 900,000 shares of common stock. Purchases are based on the settlement date of the transactions. The average price paid per share includes commissions paid. No shares were repurchased during 2013. There are 46,692 shares available for repurchase at December 31, 2013 pursuant to the publicly announced plan.

NOTE 19 – CAPITAL REQUIREMENTS AND OTHER REGULATORY MATTERS

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

Quantitative measures established by regulation to ensure capital adequacy require the Company and IBERIABANK to maintain minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to average assets. Management believes, as of December 31, 2013 and 2012, that the Company and IBERIABANK met all capital adequacy requirements to which they are subject.

As of December 31, 2013, the most recent notification from the Federal Deposit Insurance Corporation categorized IBERIABANK as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since the notification that management believes have changed that categorization. The Company’s and IBERIABANK’s actual capital amounts and ratios as of December 31, 2013 and 2012 are presented in the following table.

(Dollars in thousands)	December 31, 2013
	Minimum		Well Capitalized				Actual
	Amount	Ratio	Amount		Ratio		Amount	Ratio
Tier 1 Leverage
Consolidated	$507,760	4.00%	$	N/A	N/A	%	$1,231,886	9.70%
IBERIABANK	505,723	4.00		632,154	5.00		1,069,783	8.46

Tier 1 risk-based capital
Consolidated	$426,002	4.00%	$	N/A	N/A	%	$1,231,886	11.57%
IBERIABANK	424,578	4.00		636,868	6.00		1,069,783	10.08

Total risk-based capital
Consolidated	$852,005	8.00%	$	N/A	N/A	%	$1,365,280	12.82%
IBERIABANK	849,157	8.00		1,061,446	10.00		1,202,738	11.33

	December 31, 2012
	Minimum		Well Capitalized				Actual
	Amount	Ratio	Amount		Ratio		Amount	Ratio
Tier 1 Leverage
Consolidated	$488,803	4.00%	$	N/A	N/A	%	$1,185,144	9.70%
IBERIABANK	486,307	4.00		607,884	5.00		1,041,540	8.57

Tier 1 risk-based capital
Consolidated	$366,792	4.00%	$	N/A	N/A	%	$1,185,144	12.92%
IBERIABANK	365,230	4.00		547,845	6.00		1,041,540	11.41

Total risk-based capital
Consolidated	$733,583	8.00%	$	N/A	N/A	%	$1,301,498	14.19%
IBERIABANK	730,461	8.00		913,076	10.00		1,157,412	12.68

NOTE 20 – SHARE-BASED COMPENSATION

The Company has various types of share-based compensation plans. These plans are administered by the Compensation Committee of the Board of Directors, which selects persons eligible to receive awards and determines the number of shares and/or options subject to each award, the terms, conditions and other provisions of the awards. During the years ended December 31, 2013 and 2012, the Company did not have any equity awards that were settled in cash.

Stock option plans

The Company issues stock options under various plans to directors, officers and other key employees. The option exercise price cannot be less than the fair value of the underlying common stock as of the date of the option grant and the maximum option term cannot exceed ten years. The stock options granted were issued with vesting periods ranging from one-and-a half to seven years. At December 31, 2013, future option or restricted stock awards of 504,027 shares could be made under approved incentive compensation plans.

The following table represents the compensation expense that is included in non-interest expense and related income tax benefits in the accompanying consolidated statements of comprehensive income related to stock options for the years ended December 31 of the periods indicated:

(Dollars in thousands, except per share data)	2013	2012	2011
Compensation expense related to stock options	$2,110	$1,873	$1,343
Income tax benefit related to stock options	739	656	470
Impact on basic earnings per share	0.05	0.04	0.03
Impact on diluted earnings per share	0.05	0.04	0.03

The Company reported $886,000, $1,221,000 and $1,454,000 of excess tax benefits as financing cash inflows during the years ended December 31, 2013, 2012, and 2011, respectively, related to the exercise and vesting of stock options. Net cash proceeds from the exercise of stock options were $8,101,000, $2,813,000 and $6,807,000 for the years ended December 31, 2013, 2012, and 2011, respectively.

The Company uses the Black-Scholes option pricing model to estimate the fair value of share-based awards. The following weighted-average assumptions were used for option awards outstanding during the years ended December 31st:

	2013	2012	2011
Expected dividends	2.6%	2.7%	2.4%
Expected volatility	34.8%	40.1%	35.5%
Risk-free interest rate	1.7%	0.8%	1.5%
Expected term (in years)	8.6	5.0	4.0
Weighted-average grant-date fair value	$15.37	$14.50	$12.83

The assumptions above are based on multiple factors, including historical stock option exercise patterns and post-vesting employment termination behaviors, expected future exercise patterns and the expected volatility of the Company’s stock price.

At December 31, 2013, there was $3,963,000 of unrecognized compensation cost related to stock options which is expected to be recognized over a weighted-average period of 4.7 years.

The following table represents the activity related to stock options during the periods indicated.

	Number of shares	Weighted Average Exercise Price	Weighted Average Remaining Contract Life
Outstanding options, December 31, 2010	1,301,539	$45.52
Granted	55,121	55.15
Issued in connection with acquisition	41,975	72.35
Exercised	(264,647)	30.99
Forfeited or expired	(36,368)	57.51

Outstanding options, December 31, 2011	1,097,620	$50.14
Granted	230,665	51.69
Issued in connection with acquisition	32,863	41.30
Exercised	(92,092)	30.43
Forfeited or expired	(32,981)	56.79

Outstanding options, December 31, 2012	1,236,075	$51.48
Granted	75,722	52.36
Exercised	(200,748)	40.35
Forfeited or expired	(38,220)	55.87

Outstanding options, December 31, 2013	1,072,829	$53.47	4.7 Years

Outstanding exercisable at December 31, 2011	789,952	$47.64
Outstanding exercisable at December 31, 2012	792,444	50.05
Outstanding exercisable at December 31, 2013	707,934	53.54	3.1 Years

The following table presents weighted average remaining life as of December 31, 2013 for options outstanding within the stated exercise prices:

	Options Outstanding			Options Exercisable
Exercise Price Range Per Share	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life	Number of Options	Weighted Average Exercise Price
$26.82 to $45.58	72,333	$42.61	1.4 Years	72,047	$42.61
$45.59 to $48.35	150,564	46.91	1.6 Years	140,696	46.91
$48.36 to $51.69	173,624	50.15	5.1 Years	91,673	49.46
$51.70 to $55.42	275,968	53.00	7.7 Years	90,084	53.91
$55.43 to $58.34	202,415	56.97	3.9 Years	158,166	57.19
$58.35 to $111.71	197,925	62.42	4.3 Years	155,268	63.09

Total options	1,072,829	$53.47	4.7 Years	707,934	$53.54

At December 31, 2013, the aggregate intrinsic value of shares underlying outstanding stock options and underlying exercisable stock options was $10,574,000 and $7,105,000. Total intrinsic value of options exercised was $2,740,000, $1,765,000 and $6,783,000 for the years ended December 31, 2013, 2012, and 2011, respectively.

Restricted stock plans

The Company issues restricted stock under various plans for certain officers and directors. A supplemental stock benefit plan adopted in 1999 and the 2001, 2005, 2008, and 2010 Incentive Plans allow grants of restricted stock. The plans allow for the issuance of restricted stock awards that may not be sold or otherwise transferred until certain restrictions have lapsed. The holders of the restricted stock receive dividends and have the right to vote the shares. The fair value of the restricted stock shares awarded under these plans is recorded as unearned share-based compensation, a contra-equity account. The unearned compensation related to these awards is amortized to compensation expense over the vesting period (generally three to seven years). The total share-based compensation expense for these awards is determined based on the market price of the Company’s common stock at the date of grant applied to the total number of shares granted and is amortized over the vesting period. As of December 31, 2013, unearned share-based compensation associated with these awards totaled $21,054,000.

The following table represents the compensation expense that was included in non-interest expense in the accompanying consolidated statements of comprehensive income related to restricted stock grants for the years ended December 31st:

(Dollars in thousands)	2013	2012	2011
Compensation expense related to restricted stock	$8,593	$8,035	$7,258

The following table represents unvested restricted stock award activity for the years ended December 31:

	2013	2012	2011
Balance at beginning of period	538,202	512,112	539,195
Granted	167,095	176,669	139,509
Forfeited	(28,713)	(13,164)	(35,823)
Earned and issued	(152,828)	(137,415)	(130,769)

Balance at end of period	523,756	538,202	512,112

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

The following table indicates compensation expense recorded for phantom stock based on the number of share equivalents vested at the end of the periods indicated and the current market price of the Company’s stock at that time.

	For the Year Ended December 31,
(Dollars in thousands)	2013	2012	2011
Compensation expense related to phantom stock	$4,855	$2,185	$1,368

The following table represents phantom stock award activity during the periods indicated.

	Number of share equivalents	Dividend equivalents	Total share equivalents	Value of share equivalents (1)
Balance, December 31, 2010	119,194	3,741	122,935	$7,269,000
Granted	131,099	6,152	137,251	6,766,000
Forfeited share equivalents	(5,917)	(179)	(6,096)	301,000
Vested share equivalents	(11,455)	(772)	(12,227)	622,000

Balance, December 31, 2011	232,921	8,942	241,863	$11,924,000
Granted	119,038	9,152	128,190	6,297,000
Forfeited share equivalents	(10,949)	(367)	(11,316)	556,000
Vested share equivalents	(22,281)	(1,692)	(23,973)	1,180,000

Balance, December 31, 2012	318,729	16,035	334,764	$16,444,000
Granted	169,662	11,189	180,851	11,366,000
Forfeited share equivalents	(18,975)	(785)	(19,760)	1,242,000
Vested share equivalents	(52,178)	(4,088)	(56,266)	2,922,000

Balance, December 31, 2013	417,238	22,351	439,589	$27,628,000

(1)	Except for share equivalents at the beginning of each period, which are based on the value at that time, and vested share payments, which are based on the cash paid at the time of vesting, the value of share equivalents is calculated based on the market price of the Company’s stock at the end of the respective periods. The market price of the Company’s stock was $62.85, $49.12, and $49.30 on December 31, 2013, 2012, and 2011, respectively.

401(k) defined contribution plan

The Company has a 401(k) Profit Sharing Plan covering substantially all of its employees. Annual employer contributions to the plan are set by the Board of Directors. The Company made contributions of $1,345,000, $1,305,000, and $1,177,000 for the years ended December 31, 2013, 2012, and 2011, respectively. The Plan provides, among other things, that participants in the Plan be able to direct the investment of their account balances within the Profit Sharing Plan into alternative investment funds. Participant deferrals under the salary reduction election may be matched by the employer based on a percentage to be determined annually by the employer.

NOTE 21 – COMMITMENTS AND CONTINGENCIES

Off-balance sheet commitments

The Company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The credit policies used for these commitments are consistent with those used for on-balance sheet instruments. The Company’s exposure to credit loss in the event of nonperformance by other parties represents the contractual amount of the financial instruments. At December 31, 2013, the fair value of guarantees under commercial and standby letters of credit was $1,050,000. This amount represents the unamortized fee associated with these guarantees and is included in the consolidated balance sheets of the Company. This fair value will decrease as the existing commercial and standby letters of credit approach their expiration dates.

At December 31, 2013 and 2012, the Company had the following financial instruments outstanding, whose contract amounts represent credit risk:

(Dollars in thousands)	2013	2012
Commitments to grant loans	$221,627	$192,295
Unfunded commitments under lines of credit	3,326,448	2,372,971
Commercial and standby letters of credit	105,026	62,207
Reserve for unfunded lending commitments	11,147	—

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to be drawn upon, the total commitment amounts generally represent future cash requirements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral, if any, is based on management’s credit evaluation of the counterparty.

Unfunded commitments under commercial lines-of-credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. Many of these types of commitments do not contain a specified maturity date and may not be drawn upon to the total extent to which the Company is committed. See Note 7 for additional discussion related to the Company’s unfunded lending commitments.

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

Legal proceedings

The nature of the business of the Company’s banking and other subsidiaries ordinarily results in a certain amount of claims, litigation, investigations and legal and administrative cases and proceedings, all of which are considered incidental to the normal conduct of business. Some of these claims are against entities or assets of which the Company is a successor or acquired in business acquisitions, and certain of these claims will be covered by loss sharing agreements with the FDIC. The Company has asserted defenses to these litigations and, with respect to such legal proceedings, intends to continue to defend itself vigorously, litigating or settling cases according to management’s judgment as to what is in the best interest of the Company and its shareholders.

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

As of the date of this filing, the Company believes it is reasonably possible to incur losses above amounts already accrued associated with legal proceedings between $0 and $725,000.

NOTE 22 – RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Company has granted loans to executive officers and directors and their affiliates amounting to $101,000 and $750,000 at December 31, 2013 and 2012, respectively. During the years ended December 31, 2013, 2012, and 2011, total principal additions were $41,000, $252,000, and $931,000, respectively. Total principal payments were $690,000, $883,000, and $317,000 for the years ended December 31, 2013, 2012, and 2011, respectively. Unfunded commitments to executive officers and directors and their affiliates totaled $37,000 and $390,000 at December 31, 2013 and 2012, respectively. None of the related party loans were classified as nonaccrual, past due, restructured or potential problem loans at December 31, 2013 or 2012.

Deposits from related parties held by the Company through IBERIABANK at December 31, 2013 and 2012 amounted to $5,920,000 and $6,155,000, respectively.

NOTE 23 – FAIR VALUE MEASUREMENTS

Fair value option

The Company may elect the fair value option, which permits the Company to choose to measure eligible financial assets and liabilities at fair value at specified election dates and recognize prospective changes in unrealized gains and losses on items for which the fair value option has been elected in earnings at each reporting date.

Beginning in 2013, the Company has elected the fair value option for certain residential mortgage loans held for sale originated on or after December 2, 2013, which allows for a more effective offset of the changes in fair values of the loans and the derivative instruments used to hedge them without the burden of complying with the requirements for hedge accounting.

The following table summarizes the difference between the aggregate fair value and the aggregate unpaid principal balance for mortgage loans held for sale measured at fair value:

(Dollars in thousands)	December 31, 2013
	Aggregate Fair Value	Aggregate Unpaid Principal	Aggregate Fair Value Less Unpaid Principal
Mortgage loans held for sale, at fair value	$97,273	$96,875	$398

Interest income on mortgage loans held for sale is recognized based on contractual rates and is reflected in interest income on loans held for sale in the consolidated statements of comprehensive income. Net gains (losses) resulting from the change in fair value of these loans that were recorded in mortgage income in the consolidated statement of comprehensive income for the year ended December 31, 2013 totaled $398,000. The changes in fair value are mostly offset by economic hedging activities, with an immaterial portion of these changes attributable to changes in instrument-specific credit risk.

Items measured at fair value on a recurring basis

The Company has segregated all financial assets and liabilities that are measured at fair value on a recurring basis into the most appropriate level within the fair value hierarchy based on the inputs used to estimate the fair value at the measurement date in the tables below.

(Dollars in thousands)	December 31, 2013
	(Level 1)	(Level 2)	(Level 3)	Total
Assets
Available for sale securities	$15,496	$1,921,301	$—	$1,936,797
Mortgage loans held for sale	—	97,273	—	97,273
Derivative instruments	—	30,076	—	30,076

Total	$15,496	$2,048,650	$—	$2,064,146

Liabilities
Derivative instruments	—	26,735	—	26,735

Total	$—	$26,735	$—	$26,735

	December 31, 2012
	(Level 1)	(Level 2)	(Level 3)	Total
Assets
Available for sale securities	$—	$1,745,004	$—	$1,745,004
Derivative instruments	—	42,119	—	42,119

Total	$—	$1,787,123	$—	$1,787,123

Liabilities
Derivative instruments	—	36,890	—	36,890

Total	$—	$36,890	$—	$36,890

During 2013, available for sale securities with a market value of $15,496,000 were purchased and included in the Level 1 fair value measurement category in the table above. The security was issued by Fannie Mae and was included in the Level 1 category at December 31, 2013 based on a recent trade price in the open market.

Gains and losses (realized and unrealized) included in earnings (or changes in net assets) during 2013 related to assets and liabilities measured at fair value on a recurring basis are reported in non-interest income or other comprehensive income as follows:

(Dollars in thousands)	Noninterest income	Other comprehensive income
Total gains (losses) included in earnings (or changes in net assets)	$(2,862)	$—
Change in unrealized gains (losses) relating to assets still held at December 31, 2013	—	(40,968)

Items measured at fair value on a non-recurring basis

The Company has segregated all financial assets and liabilities that are measured at fair value on a nonrecurring basis into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date in the tables below.

(Dollars in thousands)	December 31, 2013
	(Level 1)	(Level 2)	(Level 3)	Total
Assets
Loans	$—	$3,070	$—	$3,070
Mortgage loans held for sale	—	11,876	—	11,876
OREO	—	14,598	—	14,598

Total	$—	$29,544	$—	$29,544

(Dollars in thousands)	December 31, 2012
	(Level 1)	(Level 2)	(Level 3)	Total
Assets
Loans	$—	$6,388	$—	$6,388
Mortgage loans held for sale	—	32,753	—	32,753
OREO	—	20,427	—	20,427

Total	$—	$59,568	$—	$59,568

The tables above exclude the initial measurement of assets and liabilities that were acquired as part of the Florida Gulf, OMNI, Cameron, and Florida Trust Company acquisitions completed in 2012 and 2011. These assets and liabilities were recorded at their fair value upon acquisition in accordance with generally-accepted accounting principles and were not re-measured during the periods presented unless specifically required by generally accepted accounting principles. Acquisition date fair values represent either Level 2 fair value measurements (investment securities, OREO, property, equipment, and debt) or Level 3 fair value measurements (loans, deposits, and core deposit intangible asset).

In accordance with the provisions of ASC Topic 310, the Company records certain loans considered impaired at their estimated fair value. A loan is considered impaired if it is probable the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Fair value is measured at the estimated fair value of the collateral for collateral-dependent loans. Impaired non-covered loans with an outstanding balance of $4,099,000 and $7,269,000 were recorded at their fair value at December 31, 2013 and 2012, respectively. These loans include a reserve of $1,029,000 and $880,000 included in the Company’s allowance for credit losses at December 31, 2013 and 2012, respectively.

During the second quarter of 2013, the Company announced plans to close ten branches during the second and third quarters of 2013 as part of its business strategy. The Company notified customers of these branches and received the required regulatory approvals to proceed with closure. The Company reviewed the carrying amount of the owned properties and concluded it exceeded the fair value of these branches at that date. As a result, the Company recorded an impairment loss in other non-interest expense of $4,941,000 in its consolidated statement of comprehensive income for the year ended December 31, 2013. After the impairment loss, the carrying value of the branches was $5,131,000 and is included in OREO (as real estate acquired for development or resale) on the Company’s consolidated balance sheet at December 31, 2013.

Fair value of the branches was based on a third-party broker opinion of value using both a comparable sales and cash flow approach. The Company did not modify the third-party pricing information for unobservable inputs.

The Company did not record any liabilities at fair value for which measurement of the fair value was made on a nonrecurring basis during the years ended December 31, 2013 and 2012.

NOTE 24 – FAIR VALUE OF FINANCIAL INSTRUMENTS

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

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value. Refer to Note 1 to these financial statements for the methods and assumptions used to measure the fair value of investment securities and derivative instruments.

Cash and cash equivalents

The carrying amounts of cash and cash equivalents approximate their fair value.

Loans

The fair values of non-covered mortgage loans receivable are estimated based on present values using entry-value rates (the interest rate that would be charged for a similar loan to a borrower with similar risk at the indicated balance sheet date) at December 31, 2013 and 2012, weighted for varying maturity dates. Other non-covered loans receivable are valued based on present values using entry-value interest rates at December 31, 2013 and 2012 applicable to each category of loans, which would be classified within Level 3 of the hierarchy. Fair values of mortgage loans held for sale are based on commitments on hand from investors or prevailing market prices, a Level 2 measurement. Covered loans are measured using projections of expected cash flows, exclusive of the shared-loss agreements with the FDIC. Fair value of the covered loans included in the table below reflects the current fair value of these loans, which is based on an updated estimate of the projected cash flow as of the dates indicated. The fair value associated with the loans include estimates related to expected prepayments and the amount and timing of undiscounted expected principal, interest and other cash flows, which also would be classified within Level 3 of the hierarchy.

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

Deposits

The fair values of NOW accounts, money market deposits and savings accounts are the amounts payable on demand at the reporting date. Certificates of deposit were valued using a discounted cash flow model based on the weighted-average rate at December 31, 2013 and 2012 for deposits with similar remaining maturities. The fair value of the Company’s deposits would therefore be categorized within Level 3 of the fair value hierarchy.

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

Off-balance sheet items

The Company has outstanding commitments to extend credit and standby letters of credit. These off-balance sheet financial instruments are generally exercisable at the market rate prevailing at the date the underlying transaction will be completed. At December 31, 2013 and 2012, the fair value of guarantees under commercial and standby letters of credit was immaterial.

The estimated fair values and carrying amounts of the Company’s financial instruments are as follows:

	December 31, 2013		December 31, 2012
(Dollars in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets
Cash and cash equivalents	$391,396	$391,396	$626,517	$626,517
Investment securities	2,090,906	2,089,363	2,149,990	1,956,502
Loans and loans held for sale	9,620,461	9,724,432	8,783,011	8,800,563
FDIC loss share receivable	162,312	21,918	284,471	207,222
Derivative instruments	30,076	30,076	42,119	42,119
Accrued interest receivable	32,143	32,143	32,707	32,707

Financial Liabilities
Deposits	$10,737,000	$10,226,573	$10,686,268	$10,594,885
Short-term borrowings	680,344	680,344	294,156	294,156
Long-term debt	280,699	235,503	323,046	394,490
Derivative instruments	26,735	26,735	36,890	36,890
Accrued interest payable	6,102	6,102	6,421	6,421

The fair value estimates presented herein are based upon pertinent information available to management as of December 31, 2013 and 2012. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

NOTE 25 – RESTRICTIONS ON DIVIDENDS, LOANS AND ADVANCES

IBERIABANK is restricted under applicable laws in the payment of dividends to an amount equal to current year earnings plus undistributed earnings for the immediately preceding year, unless prior permission is received from the Commissioner of Financial Institutions for the State of Louisiana. Dividends payable by IBERIABANK in 2014 without permission will be limited to 2014 earnings plus an additional $23,580,000.

Funds available for loans or advances by IBERIABANK to the Company amounted to $122,401,000. In addition, any dividends that may be paid by IBERIABANK to the Company would be prohibited if the effect thereof would cause IBERIABANK’s capital to be reduced below applicable minimum capital requirements.

During any deferral period under the Company’s junior subordinated debt, the Company would be prohibited from declaring and paying dividends to common shareholders. See Note 16 to the consolidated financial statements for additional information.

NOTE 26 – BUSINESS SEGMENTS

Each of the Company’s reportable operating segments is a business unit that serves the specific needs of the Company’s customers based on the products and services it offers. The reportable segments are based upon those revenue-producing components for which separate financial information is produced internally and are subject to evaluation by the chief operating decision maker in deciding how to allocate resources to segments. The Company reports the results of its operations through three business segments: IBERIABANK, IMC, and Lenders.

The IBERIABANK segment represents the Company’s commercial and retail banking functions including its lending, investment, and deposit activities. IBERIABANK also includes the Company’s wealth management, capital markets, trust, and other corporate functions that are not specifically related to a strategic business unit. The IMC segment represents the Company’s origination, funding and subsequent sale of one-to-four family residential mortgage loans. The Lenders segment represents the Company’s title insurance and loan closing services. Certain expenses not directly attributable to a specific reportable segment are allocated to segments based on pre-determined means that reflect utilization.

Also within IBERIABANK are certain reconciling items in order to translate reportable segment results into consolidated results. The following tables present certain information regarding our operations by reportable segment, including a reconciliation of segment results to reported consolidated results for the periods presented. Reconciling items between segment results and reported results include:

•

Elimination of interest income and interest expense representing interest earned by IBERIABANK on interest-bearing checking accounts held by related companies, as well as the elimination of the related deposit balances at the IBERIABANK segment

•	Elimination of investment in subsidiary balances on certain operating segments included in total and average segment assets

•	Elimination of intercompany due to and due from balances on certain operating segments that are included in total and average segment assets.

IBERIABANK is considered a reportable segment based on the quantitative thresholds specified within ASC Topic 280, Segment Reporting (“ASC 280”). The Company’s IMC and Lenders segments do not meet the quantitative thresholds specified by ASC 280 and are reported because management believes information about those segments is useful to users of the financial statements. The Company’s wealth management, capital markets, and trust operating segments are aggregated within the IBERIABANK reportable operating segment because they do not meet the thresholds specified by ASC 280 based on the qualitative factors presented within ASC 280.

(Dollars in thousands)	Year Ended December 31, 2013
	IBERIABANK	IMC	Lenders	Consolidated
Interest income	$431,418	$5,747	$32	$437,197
Interest expense	45,150	1,803	—	46,953

Net interest income	386,268	3,944	32	390,244
Provision for loan losses	5,123	22	—	5,145
Mortgage income	2	64,195	—	64,197
Title income	—	—	20,526	20,526
Other non-interest income	84,243	(10)	2	84,235
Core deposit intangible amortization	4,499	—	—	4,499
Allocated expenses	(7,453)	5,417	2,036	—
Other non-interest expenses	402,170	49,723	16,693	468,586

Income before income taxes	66,174	$12,967	$1,831	$80,972
Income tax provision (benefit)	10,035	5,093	741	15,869

Net income (loss)	$56,139	$7,874	$1,090	$65,103

Total loans and loans held for sale	$9,472,908	$147,553	$—	$9,620,461
Total assets	13,168,162	173,131	24,257	13,365,550
Total deposits	10,735,030	2,970	(1,000)	10,737,000

Average assets	12,795,123	183,513	25,352	13,003,988

(Dollars in thousands)	Year Ended December 31, 2012
	IBERIABANK	IMC	Lenders	Consolidated
Interest income	$439,245	$5,858	$97	$445,200
Interest expense	61,349	2,101	—	63,450

Net interest income	377,896	3,757	97	381,750
Provision for loan losses	20,550	121	—	20,671
Mortgage income	6	78,047	—	78,053
Title income	—	—	20,987	20,987
Other non-interest income	76,967	(10)	—	76,957
Core deposit intangible amortization	4,900	—	—	4,900
Allocated expenses	(3,282)	2,340	942	—
Other non-interest expenses	361,428	49,084	16,773	427,285

Income before income taxes	71,273	30,249	3,369	104,891
Income tax provision (benefit)	15,192	11,871	1,433	28,496

Net income (loss)	$56,081	$18,378	$1,936	$76,395

Total loans and loans held for sale	$8,485,363	$280,692	$—	$8,766,055
Total assets	12,796,811	308,152	24,715	13,129,678
Total deposits	10,745,528	2,749	—	10,748,277

Average assets	11,879,761	194,832	22,379	12,096,972

(Dollars in thousands)	Year Ended December 31, 2011
	IBERIABANK	IMC	Lenders	Consolidated
Interest income	$416,118	$3,917	$292	$420,327
Interest expense	80,861	808	400	82,069

Net interest income	335,257	3,109	(108)	338,258
Provision for loan losses	25,706	161	—	25,867
Mortgage income	(114)	45,291	—	45,177
Title income	—	—	18,048	18,048
Other non-interest income	68,631	3	—	68,634
Core deposit intangible amortization	4,961	—	—	4,961
Allocated expenses	(2,649)	1,747	902	—
Other non-interest expenses	315,406	36,320	17,044	368,770

Income before income taxes	60,350	10,175	(6)	70,519
Income tax provision (benefit)	12,921	3,993	67	16,981

Net income (loss)	$47,429	$6,182	$(73)	$53,538

Total loans and loans held for sale	$7,377,540	$163,510	$—	$7,541,050
Total assets	11,550,594	181,261	26,073	11,757,928
Total deposits	9,287,929	1,079	5	9,289,013

Average assets	10,756,795	106,773	26,622	10,890,190

NOTE 27 – CONDENSED PARENT COMPANY ONLY FINANCIAL STATEMENTS

Condensed financial statements of IBERIABANK Corporation (parent company only) are shown below. The parent company has no significant operating activities.

Condensed Balance Sheets

December 31, 2013 and 2012

(Dollars in thousands)
	2013	2012
Assets
Cash in bank	$98,108	$63,207
Investment in subsidiaries	1,487,337	1,506,671
Other assets	80,528	89,966

	$1,665,973	$1,659,844

Liabilities and Shareholders’ Equity
Liabilities	$134,994	$129,976
Shareholders’ Equity	1,530,979	1,529,868

	$1,665,973	$1,659,844

Condensed Statements of Income

Years Ended December 31, 2013, 2012 and 2011

(Dollars in thousands)
	2013	2012	2011
Operating income
Dividends from bank subsidiary	$49,000	$70,000	$—
Dividends from non-bank subsidiaries	1,511	—	—
Reimbursement of management expenses	34,474	94,053	74,664
Other income	869	(836)	(1,176)

Total operating income	85,854	163,217	73,488

Operating expenses
Interest expense	3,232	3,427	2,101
Salaries and employee benefits expense	29,159	76,527	63,505
Other expenses	13,676	47,309	33,546

Total operating expenses	46,067	127,263	99,152

Income (loss) before income tax (expense) benefit and increase in equity in undistributed earnings of subsidiaries	39,787	35,954	(25,664)
Income tax benefit	(2,808)	(11,842)	(8,219)

Income (loss) before equity in undistributed earnings of subsidiaries	42,595	47,796	(17,445)
Equity in undistributed earnings of subsidiaries	22,508	28,599	70,983

Net income	$65,103	$76,395	$53,538

Condensed Statements of Cash Flows

Years Ended December 31, 2013, 2012, and 2011

(Dollars in thousands)
	2013	2012	2011
Cash Flow from Operating Activities
Net income	$65,103	$76,395	$53,538
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,035	4,926	1,071
Net income of subsidiaries	(73,019)	(98,599)	(70,983)
Noncash compensation expense	10,703	9,907	9,114
Loss on sale of assets	—	7	—
Derivative losses on swaps	—	2	—
Tax benefit associated with share-based payment arrangements	(886)	(1,221)	(1,454)
Other, net	7,575	(10,557)	(23,278)

Net Cash Provided by (Used in) Operating Activities	11,511	(19,140)	(31,992)

Cash Flow from Investing Activities
Cash received in excess of cash paid in acquisition	—	1,272	—
Proceeds from sale of premises and equipment	11,751	5	10
Purchases of premises and equipment	(5,247)	(4,173)	(3,655)
Capital contributed to subsidiary	—	(2,000)	(12,963)
Dividends received from subsidiaries	50,511	70,000	—
Acquisition	—	—	—

Net Cash Provided by (Used In) Investing Activities	57,015	65,104	(16,608)

Cash Flow from Financing Activities
Proceeds from long-term debt	—	—	—
Repayments of long-term debt	—	(2,867)	(13,500)
Dividends paid to shareholders	(40,332)	(40,069)	(38,558)
Proceeds from sale of treasury stock for stock options exercised	8,101	2,813	6,807
Payments to repurchase common stock	(2,280)	(42,245)	(43,219)
Tax benefit associated with share-based payment arrangements	886	1,221	1,454

Net Cash Used In Financing Activities	(33,625)	(81,147)	(87,016)

Net Increase (Decrease) in Cash and Cash Equivalents	34,901	(35,183)	(135,616)
Cash and Cash Equivalents at Beginning of Period	63,207	98,390	234,006

Cash and Cash Equivalents at End of Period	$98,108	$63,207	$98,390

NOTE 28 – QUARTERLY RESULTS OF OPERATIONS AND SELECTED CASH FLOW DATA (UNAUDITED)

	2013
(Dollars in thousands, except per share data)	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Total interest income	$114,092	$108,512	$108,177	$106,416
Total interest expense	10,654	11,060	11,695	13,545

Net interest income	103,438	97,452	96,482	92,871
Provision for (Reversal of) loan losses	4,700	2,014	1,807	(3,377)

Net interest income after provision for loan losses	98,738	95,438	94,675	96,248
Gain (loss) on sale of investments, net	19	13	(57)	2,359
Other noninterest income	38,696	43,250	42,546	42,132
Noninterest expense	102,674	108,152	117,361	144,898

Income (loss) before income taxes	34,779	30,549	19,803	(4,159)
Income tax expense (benefit)	9,175	7,357	4,213	(4,876)

Net income	$25,604	$23,192	$15,590	$717
Preferred stock dividends	—	—	—	—

Income available to common shareholders	25,604	23,192	15,590	717
Earnings allocated to unvested restricted stock	(456)	(425)	(293)	(20)

Earnings available to common shareholders - Diluted	$25,148	$22,767	$15,297	$697

Earnings per share - Basic	$0.86	$0.78	$0.53	$0.02
Earnings per share - Diluted	0.86	0.78	0.53	0.02
Cash dividends declared per common share	0.34	0.34	0.34	0.34

	2012
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Total interest income	$114,779	$111,951	$109,283	$109,187
Total interest expense	14,789	15,225	16,111	17,326

Net interest income	99,990	96,726	93,172	91,861
Provision for loan losses	4,866	4,053	8,895	2,857

Net interest income after provision for loan losses	95,124	92,673	84,277	89,004
Gain (loss) on sale of investments, net	(4)	41	901	2,836
Other noninterest income	50,358	46,512	40,793	34,560
Noninterest expense	113,441	109,848	109,022	99,873

Income before income taxes	32,037	29,378	16,949	26,527
Income tax expense	8,829	8,144	4,389	7,134

Net income	$23,208	$21,234	$12,560	$19,393
Preferred stock dividends	—	—	—	—

Income available to common shareholders	23,208	21,234	12,560	19,393
Earnings allocated to unvested restricted stock	(428)	(406)	(240)	(364)

Earnings available to common shareholders - Diluted	$22,780	$20,828	$12,320	$19,029

Earnings per share - Basic	$0.79	$0.73	$0.43	$0.66
Earnings per share - Diluted	0.79	0.73	0.43	0.66
Cash dividends declared per common share	0.34	0.34	0.34	0.34

NOTE 29 – SUBSEQUENT EVENTS

Acquisitions

Acquisition of Certain Assets and Liabilities of Trust One Bank

During the third quarter of 2013, the Company announced the signing of a definitive agreement pursuant to which IBERIABANK will acquire certain assets and assume certain liabilities of the Memphis, Tennessee operations of Trust One Bank, a division of Synovus Bank. The transaction closed on January 17, 2014.

Acquisition of Teche Holding Company

During the first quarter of 2014, the Company announced the signing of a definitive agreement to acquire Teche Holding Company (“Teche”), the holding company of Teche Federal Bank, a New Iberia, Louisiana-based bank with 20 branch locations servicing south Louisiana. The proposed acquisition of Teche has been approved by the Board of Directors of each company and is expected to close in the second quarter of 2014, subject to customary closing conditions, including the receipt of required regulatory approvals and the approval of Teche’s shareholders.

Under terms of the agreement, Teche shareholders will receive 1.162 shares of the Company’s common stock for each of the Teche common stock shares outstanding, subject to certain market price adjustments provided for in the agreement. All unexercised Teche stock options, whether or not vested, will be cashed out and shares of restricted stock will become fully vested in connection with the acquisition.

Acquisition of First Private Holdings, Inc.

During the first quarter of 2014, the Company announced the signing of a definitive agreement to acquire First Private Holdings, Inc. (“First Private”), the holding company of First Private Bank of Texas, a Dallas, Texas-based bank with two branch locations. The acquisition has been approved by the Board of Directors of each company and is expected to close in the second quarter of 2014, subject to customary closing conditions, including the receipt of required regulatory approvals and the approval of First Private’s shareholders.

Under terms of the agreement, First Private shareholders will receive 0.27 shares of the Company’s common stock for each of the First Private common stock shares outstanding, subject to certain market price adjustments provided for in the agreement. All unexercised First Private options and warrants, whether or not vested, will be cashed out.

Corporate Information

Corporate Headquarters

IBERIABANK Corporation

200 West Congress Street

Lafayette, LA 70501

337.521.4012

Corporate Mailing Address

P.O. Box 52747

Lafayette, LA 70505-2747

Annual Meeting

IBERIABANK Corporation Annual Meeting of Shareholders will be held on Monday, May 5, 2014 at 4:00 p.m., local time, at the Inter-Continental New Orleans Hotel, located at 444 Saint Charles Avenue, New Orleans, Louisiana.

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

Daryl G. Byrd, President and CEO

337.521.4003

John R. Davis, Senior Executive Vice President

337.521.4005

Internet Addresses

www.iberiabank.com

www.iberiabankmortgage.com

www.lenderstitle.com

www.utla.com

www.iberiabankcreditcards.com

Stock Information

	MARKET PRICE			DIVIDENDS DECLARED
2013	HIGH	LOW	CLOSING
First Quarter	$52.78	$48.73	$50.02	$0.34
Second Quarter	$54.27	$44.91	$53.61	$0.34
Third Quarter	$59.81	$51.54	$51.91	$0.34
Fourth Quarter	$63.98	$51.55	$62.85	$0.34

	MARKET PRICE			DIVIDENDS DECLARED
2012	HIGH	LOW	CLOSING
First Quarter	$55.67	$49.83	$53.47	$0.34
Second Quarter	$54.03	$45.53	$50.45	$0.34
Third Quarter	$51.87	$44.46	$45.80	$0.34
Fourth Quarter	$50.55	$44.28	$49.12	$0.34

At February 24, 2014, IBERIABANK Corporation had approximately 2,386 shareholders of record.

Securities Listing

IBERIABANK Corporation’s common stock trades on the NASDAQ Global Select Market under the symbol “IBKC.” In local and national newspapers, the Company is listed under “IBERIABANK.”

Dividend Restrictions

The majority of the Company’s revenue is from dividends declared and paid to the Company by its subsidiary, IBERIABANK, which is subject to laws and regulations that limit the amount of dividends and other distributions it can pay. In addition, the Company and IBERIABANK are required to maintain capital at or above regulatory minimums and to remain “well-capitalized” under prompt corrective action regulations. The declaration and payment of dividends on the Company’s capital stock also is subject to contractual restrictions. See Note 16- Long-Term Debt, Note 19- Capital Requirements and Other Regulatory Matters and Note 25- Restrictions on Dividends, Loans and Advances to the Consolidated Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations - Long-term Debt.

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