Form 10-K, Exhibit 13
period 2014-12-31
IBERIABANK CORP
filed 2015-03-02
CIK 933141

Exhibit 13

This Annual Report, including the Financial Review and the Financial Statements and related Notes, contains forward-looking statements, which may include forecasts of our financial results and condition, expectations for our operations and business, and our assumptions for those forecasts and expectations. Do not unduly rely on forward-looking statements. Actual results may differ materially from our forward-looking statements due to several factors. Factors that could cause our actual results to differ materially from our forward-looking statements are described in this Report, including in the “Forward-Looking Statements” and “Risk Factors” sections, and in the “Regulation and Supervision” section of our Annual Report on Form 10-K for the year ended December 31, 2014 (“2014 Form 10-K”).

When we refer to “the Company,” “we,” “our” or “us” in this Report, we mean IBERIABANK Corporation and Subsidiaries (consolidated). When we refer to the “Parent,” we mean IBERIABANK Corporation. See the Glossary of Acronyms at the end of this Report for terms used throughout this Report.

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

Included in this discussion and analysis are descriptions of the composition, performance, and credit quality of the Company’s loan portfolio. The Company has two primary descriptions of loans that are used to categorize the portfolio into its distinct risks and rewards to the consolidated financial statements: legacy loans and acquired loans. The accounting for acquired loans can differ materially from that of legacy loans. Additionally, certain acquired loans were acquired with loss protection provided by the FDIC, and the risks of the loans and foreclosed real estate acquired are significantly different from those assets not similarly covered by loss share agreements. Accordingly, the Company reports acquired loans subject to the loss share agreements as covered loans.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

EXECUTIVE OVERVIEW

The Company is a $15.8 billion bank holding company primarily concentrated in commercial banking in the southeastern United States. We are shareholder- and client-focused, expect high performance from our associates, believe in a strong sense of community and strive to make the Company a great place to work. The Company strives to improve long-term shareholder returns by setting challenging financial goals and executing on these goals in consideration of the current and anticipated operating and regulatory environments. Management believes that improvement in core earnings drives shareholder value, and the Company has adopted a mission statement that is designed to provide guidance for our management, associates and Board of Directors regarding the sense of purpose and direction of the Company.

In 2014, the Board of Directors set long-term, strategic goals for executive management. Key long-term financial goals through 2016 and beyond are as follows:

•	Return on Average Tangible Equity of 13% to 17%

•	Tangible Efficiency Ratio of 60% or less

•	Asset Quality in the top 10% of our peers

•	Double-digit percentage growth in fully-diluted operating EPS

The Company also continues to focus on improving operating efficiency and profitability, as executive compensation programs were redesigned to align with strategic goals, profitability focus, and creation of shareholder value. The Company’s short-term incentive programs place greater emphasis on pre-established performance objectives (as opposed to discretionary objectives), while long-term incentive programs place greater emphasis on performance-based metrics (as opposed to time-based metrics).

Highlights of the Company’s operating performance in 2014 include:

•	Continued improvement in operating efficiency through increased net revenues and reduced operating expenses:

•	Non-acquisition-related cost-save initiatives were implemented over the last two years, resulting in annualized benefits of an estimated $11 million in 2014 and $24 million in 2013.

•	Operating leverage improved as a result of organic revenue growth, driven by new and existing clients and their demand for loans and deposits.

•	Acquisitions also contributed to the Company’s improvement in operating leverage, as the Company realized cost-saving opportunities on the acquired companies’ expense base through operational synergies while maintaining the acquirees’ net revenues.

TABLE 1—SELECTED FINANCIAL INFORMATION

	Years Ended December 31
(Dollars in thousands)	2014	2013	2012	2011	2010
Key Ratios
Efficiency Ratio	74.87%	84.60%	77.49%	79.50%	73.22%
Tangible operating efficiency ratio (TE) (Non-GAAP)	72.63%	82.08%	74.91%	76.71%	70.43%
Return on average assets	0.72%	0.50%	0.63%	0.49%	0.47%
Return on average assets, operating basis (Non-GAAP)	0.81%	0.71%	0.67%	0.61%	0.50%
Net interest margin (TE)	3.51%	3.38%	3.58%	3.51%	3.05%
Non-interest income	$173,628	$168,958	$175,997	$131,859	$133,890
Non-interest income, operating (Non-GAAP)	170,871	166,624	170,026	128,384	124,679
Non-interest expense	474,479	473,085	432,185	373,731	304,249
Non-interest expense, operating (Non-GAAP)	445,959	428,543	418,174	350,269	290,183

•	The Company diversified its geographic presence through acquisitions and product mix growth by deepening relationships with commercial clients:

•	The Company expanded its presence into Dallas, Texas through the acquisition of First Private and announced two acquisitions in Florida, which will continue to result in a more geographically diverse company. In 2014, the Company also diversified its growth in product mix and fortified its franchises in Louisiana (Teche) and Memphis (Trust One) through separate acquisitions. Additional information on these and other acquisitions is included in the “Acquisition Activity” section below.

•	Beginning in 2012 and continuing into 2014, the Company began diversifying its product set, including expanding its operations across the U.S. Gulf Coast region. Over that time period, the Company’s efforts expanded its presence from Texas to Florida, including expanding into the Dallas, Texas market, and enhancing its presence in South Louisiana, South Florida, and Memphis, Tennessee. The Company has also diversified its product growth over the past year with additional investments in its retail and small business loan portfolios. This diversification of loan growth between commercial, retail, and small business loans has helped to limit the Company’s exposure to concentrations in certain markets, industries, and customers.

•	The Company experienced loan and deposit growth from multiple markets and products:

•	For the year, legacy loans grew 17%, while the mix of legacy loans moved to 72% commercial, 22% consumer, and 6% mortgage. Of the $1.4 billion in legacy loan growth, 70%, or $961 million, was a result of commercial loan growth, including $232 million in small business growth, while $419 million was from the Company’s consumer and mortgage loan portfolios. Of the Company’s 21 primary markets, 18 experienced loan growth during the year, led by Houston, New Orleans, Acadiana and Dallas.

•	Total deposits grew $1.8 billion, or 17%, during 2014, with $619 million, or 24%, growth in non-interest bearing deposits. Non-interest bearing deposits increased to 26% of total deposits at December 31, 2014, up from 24% at December 31, 2013. Of the Company’s 21 primary markets, 17 had deposit growth in 2014, led by Acadiana, Houston, Memphis, Dallas, and Huntsville.

•	The Company’s overall asset quality improved, continuing a multi-year trend, despite general economic conditions and a decrease in energy commodity prices toward the end of 2014:

•	Over the past five years, nonperforming assets in the Company’s legacy loan portfolio have decreased from 1.14% to 0.37% of total legacy loans, while total nonperforming assets have decreased 50 basis points to 0.41% of total assets over the same period.

During 2014, the Company continued to execute its business model successfully, as evidenced by solid organic loan growth during the year, despite the challenges of the current operating environment, which include the ever-changing regulatory environment, increased competition, and continued interest rate pressure.

Acquisition Activity

Over the past 15 years, the Company’s growth has included growth from targeted acquisitions the Company determined would provide additional value to existing shareholders and be a strong strategic fit with the Company. The following diagram shows the Company’s growth in total assets (dollars are in billions) since its inception.

From 2009 through 2014, the Company completed the following acquisitions, presented with selected assets and liabilities acquired and intangible assets created for each acquisition:

TABLE 2—SUMMARY OF ACQUISITION ACTIVITY FROM 2009 TO 2014

(Dollars in millions)		Total
Acquisition	Acquisition Date	Tangible Assets Acquired	Total Loans Acquired	Total Deposits Acquired	Goodwill	Other Intangible Assets
CapitalSouth Bank	2009	$610.7	$363.1	$517.9	$—	$0.4
Orion Bank	2009	2,377.3	961.1	1,883.1	—	10.4
Century Bank, FSB	2009	812.0	417.6	615.8	—	2.2
Sterling Bank	2010	305.5	151.3	287.0	7.1	1.6
OMNI BANCSHARES, Inc.	2011	680.7	441.4	635.6	63.8	0.8
Cameron Bancshares, Inc.	2011	685.0	382.1	567.3	71.4	5.2
Florida Trust Company	2011	—	—	—	0.1	1.3
Florida Gulf Bancorp, Inc.	2012	307.3	215.8	286.0	32.4	—
Trust One Bank - Memphis Operations	2014	181.9	86.5	191.3	8.6	2.6
Teche Holding Company	2014	870.1	700.5	639.6	80.4	7.4
First Private Holdings, Inc.	2014	351.4	299.3	312.3	26.3	0.5

Total Acquisitions, 2009-2014		$7,181.9	$4,018.7	$5,935.9	$290.1	$32.4

In addition, during 2014, the Company’s subsidiary, LTC, acquired certain assets from The Title Company, LLC, a title office in Baton Rouge, Louisiana, and Louisiana Abstract and Title, LLC, a title office in Shreveport, Louisiana. These two acquisitions were immaterial and the assets recognized were primarily from goodwill and additional intangible assets.

During the fourth quarter of 2014, the Company also announced three additional acquisitions that are expected to close in 2015. The Company announced the signing of a definitive agreement to acquire Florida Bank Group, which will expand the Company’s presence to the Tampa, Florida MSA and extend it into Tallahassee and Jacksonville, Florida. Additionally, the Company signed a definitive agreement to acquire Old Florida, which will expand the Company’s presence into the Orlando, Florida MSA.

Lastly, the Company signed a definitive agreement to acquire Georgia Commerce, which will expand the Company’s presence into the Atlanta, Georgia MSA. With the completion of the Georgia Commerce acquisition, the Company will serve all five of the largest MSAs in the southeastern United States and have a meaningful presence in 10 of the 20 largest MSAs in the region. The Florida Bank Group, Old Florida, and Georgia Commerce acquisitions are subject to customary closing conditions, including the receipt of required regulatory approvals and the approval of the acquired companies’ shareholders.

The Company believes these acquisitions, as well as a continued focus on high quality organic growth, improvements in operating efficiency, and development of fee-based businesses, will allow the Company to achieve its long-term objectives into 2015 and continue to improve long-term shareholder value.

FINANCIAL OVERVIEW

Selected consolidated financial and other data for the past five years is shown in the following tables.

TABLE 3—SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA(1)

	Years Ended December 31
						2014 vs. 2013
(Dollars in thousands, except per share data)	2014	2013	2012	2011	2010	$ Change	% Change
Income Statement Data
Interest income	$504,815	$437,197	$445,200	$420,327	$396,371	$67,618	15%
Interest expense	44,704	46,953	63,450	82,069	114,744	(2,249)	(5)

Net interest income	460,111	390,244	381,750	338,258	281,627	69,867	18
Provision for loan losses	19,060	5,145	20,671	25,867	42,451	13,915	270

Net interest income after provision for loan losses	441,051	385,099	361,079	312,391	239,176	55,952	15
Non-interest income	173,628	168,958	175,997	131,859	133,890	4,670	3
Non-interest expense	474,479	473,085	432,185	373,731	304,249	1,394	0

Income before income taxes	140,200	80,972	104,891	70,519	68,817	59,228	73
Income taxes	34,750	15,869	28,496	16,981	19,991	18,881	119

Net income	105,450	65,103	76,395	53,538	48,826	40,347	62
Earnings per share – basic	3.32	2.20	2.59	1.88	1.90	1.12	51
Earnings per share – diluted	3.30	2.20	2.59	1.87	1.88	1.10	50
Cash dividends per share	1.36	1.36	1.36	1.36	1.36	—	—

	As of December 31
(Dollars in thousands, except per share data)						2014 vs. 2013
	2014	2013	2012	2011	2010	$ Change	% Change
Balance Sheet Data
Total assets	$15,758,605	$13,365,550	$13,129,678	$11,757,928	$10,026,766	$2,393,055	18%
Cash and cash equivalents	548,095	391,396	970,977	573,296	337,778	156,699	40
Loans, net of unearned income	11,441,044	9,492,019	8,498,580	7,388,037	6,035,332	1,949,025	21
Investment securities	2,275,813	2,090,906	1,950,066	1,997,969	2,019,814	184,908	9
Goodwill and other intangible assets, net	548,130	425,442	429,584	401,888	263,925	122,688	29
Deposits	12,520,525	10,737,000	10,748,277	9,289,013	7,915,106	1,783,526	17
Borrowings	1,248,996	961,043	726,422	848,276	652,579	287,953	30
Shareholders’ equity	1,852,849	1,530,979	1,529,868	1,482,661	1,303,457	321,869	21
Book value per share (2)	55.39	51.40	51.88	50.48	48.50	3.99	8
Tangible book value per share (2) (4)	39.11	37.17	37.34	36.80	38.68	1.94	5

	As of and For the Years Ended December 31
	2014	2013	2012	2011	2010
Key Ratios (3)
Return on average assets	0.72%	0.50%	0.63%	0.49%	0.47%
Return on average common equity	6.17	4.26	5.05	3.77	3.91
Return on average tangible common equity (4)	9.05	6.20	7.21	5.30	5.27
Equity to assets at end of period	11.76	11.45	11.65	12.61	13.00
Earning assets to interest-bearing liabilities at end of period	135.15	132.74	127.62	121.74	119.27
Interest rate spread (5)	3.40	3.26	3.43	3.34	2.84
Net interest margin (TE) (5) (6)	3.51	3.38	3.58	3.51	3.05
Non-interest expense to average assets	3.24	3.64	3.57	3.43	2.95
Efficiency ratio (7)	74.87	84.60	77.49	79.50	73.22
Tangible efficiency ratio (TE) (Non-GAAP) (6) (7)	72.63	82.08	74.91	76.71	70.43
Common stock dividend payout ratio	42.03	62.11	52.50	73.61	74.75
Asset Quality Data (Legacy)
Nonperforming assets to total assets at end of period (8)	0.41%	0.61%	0.69%	0.86%	0.91%
Allowance for credit losses to nonperforming loans at end of period (8)	246.26	175.35	150.57	132.98	122.59
Allowance for credit losses to total loans at end of period	0.91	0.95	1.10	1.40	1.40
Consolidated Capital Ratios
Tier 1 leverage capital ratio	9.36%	9.70%	9.70%	10.45%	11.24%
Tier 1 risk-based capital ratio	11.18	11.57	12.92	14.94	18.48
Total risk-based capital ratio	12.31	12.82	14.19	16.20	19.74

(1)	2010 Balance Sheet, Income Statement, and Asset Quality Data, as well as Key Ratios and Consolidated Capital Ratios, are impacted by the Company’s acquisition of Sterling on July 23, 2010. 2011 data is impacted by the Company’s acquisitions of OMNI and Cameron on May 31, 2011 and FTC on June 14, 2011. 2012 data is impacted by the Company’s acquisition of Florida Gulf on July 31, 2012. 2014 data is impacted by the Company’s acquisitions of certain assets and liabilities of the Trust One - Memphis on January 17, 2014, Teche on May 31, 2014, and First Private on June 30, 2014.
(2)	Shares used for book value purposes are net of shares held in treasury at the end of the period.
(3)	With the exception of end-of-period ratios, all ratios are based on average daily balances during the respective periods.
(4)	Tangible calculations eliminate the effect of goodwill and acquisition-related intangible assets and the corresponding amortization expense on a tax-effected basis where applicable.
(5)	Interest rate spread represents the difference between the weighted average yield on earning assets and the weighted average cost of interest-bearing liabilities. Net interest margin represents net interest income as a percentage of average net earning assets.
(6)	Fully taxable equivalent (TE) calculations include the tax benefit associated with related income sources that are tax-exempt using a marginal tax rate of 35%.
(7)	The efficiency ratio represents noninterest expense as a percentage of total revenues. Total revenues are the sum of net interest income and noninterest income.
(8)	Nonperforming loans consist of nonaccruing loans and loans 90 days or more past due. Nonperforming assets consist of nonperforming loans and repossessed assets.

The Company’s net income available to common shareholders for the year ended December 31, 2014 totaled $105 million, or $3.30 per diluted share, compared to $65 million, or $2.20 per diluted share, for 2013. On an operating basis (non-GAAP), per share earnings were $3.73 per share, up $0.61 from the $3.12 in operating earnings per share in 2013. Key components of the Company’s 2014 performance are summarized below.

•	Net interest income increased $70 million, or 18%, in 2014 when compared to 2013, a result of a $68 million, or 15%, increase in interest income and a $2 million decrease in interest expense. Interest income was positively affected by a $1.5 billion increase in average earning assets, due to both the addition of acquired earning assets in the current year and the organic growth in loans since December 31, 2013, and a seven basis point increase in the yield on earning assets. Compared to 2013, the Company’s net interest margin ratio on a tax-equivalent basis increased 13 basis points to 3.51% from 3.38% due to changes in the volume and mix of the Company’s assets and liabilities as well as rate decreases driven by federal funds, Treasury, and other Company borrowing rate decreases during 2014.

•	The Company recorded a provision for loan losses of $19 million in 2014, $14 million higher than the provision recorded in 2013. The provision was impacted by loan growth during the period, but was tempered by an overall improvement in the Company’s asset quality, especially in its legacy portfolio. The improvement in asset quality from December 31, 2013 has offset the need for a higher allowance for loan losses as a result of loan growth in 2014. As of December 31, 2014, the allowance for loan losses as a percent of total loans was 1.14% compared to 1.51% at December 31, 2013.

•	Non-interest income increased $5 million, or 3%, when compared to 2013, a result of a $7 million increase in service charges, a $3 million increase in ATM/debit card fee income, $4 million in income from BOLI, and a $2 million increase in broker commissions. These increases were partially offset by a $12 million decrease in mortgage income from 2013.

•	From 2013 to 2014, non-interest expense increased $1 million, or less than 1%, while operating non-interest expenses increased $17 million, or 4%. The increase in operating non-interest expense was attributable primarily to the Company’s growth over the past twelve months, including higher salary and employee benefit costs of $14 million and increased occupancy and equipment and other branch expenses resulting from the Company’s expanded footprint.

•	The Company paid a quarterly cash dividend of $0.34 per common share in each quarter of 2014, resulting in dividends of $1.36 for the year-to-date period. These amounts were consistent with the dividends paid in 2013 and 2012.

•	Total assets at December 31, 2014 were $15.8 billion, up $2.4 billion, or 18%, from December 31, 2013. Legacy loan growth of $1.4 billion across many of the Company’s markets, net increases to acquired loans of $844 million, and $185 million in additional investment securities drove the increase in total assets. Offsetting these increases were decreases in covered assets and the receivables associated with the indemnification agreements with the FDIC. Due to the amortization and impairment of the FDIC loss share receivables, as well as cash receipts from the FDIC, the balances decreased $93 million, or 57%, since December 31, 2013, and covered loans decreased $275 million since the end of 2013.

•	Total loans net of unearned income at December 31, 2014 were $11.4 billion, an increase of $1.9 billion, or 21%, from December 31, 2013. As noted above, loan growth during 2014 was driven by a 25% increase in non-covered loans. Covered loans decreased 38% from December 31, 2013, as covered loans were paid down or charged-off and submitted for reimbursement and the loss share coverage period for certain non-single family covered loans expired.

•	Total customer deposits increased $1.8 billion, or 17%, to $12.5 billion at December 31, 2014. Non-interest-bearing deposits increased $619 million, or 24%, while interest-bearing deposits increased $1.2 billion, or 14%. Although deposit competition remained intense, the Company was able to generate growth across many of its deposit products.

•	Shareholders’ equity increased $322 million, or 21% from year-end 2013. The increase was primarily driven by 3.3 million common shares issued in the Teche and First Private acquisitions, which resulted in additional equity of $215 million, as well as undistributed net income of $61 million and a $24 million increase in accumulated other comprehensive income (net of tax), a result of the change in the unrealized gain in the Company’s available for sale investment portfolio at the end of 2014.

The discussion and analysis included herein contains financial information determined by methods other than in accordance with GAAP. The Company’s management uses these non-GAAP financial measures in their analysis of the Company’s performance. These measures typically adjust GAAP performance measures to exclude the effects of the amortization of intangibles and include the tax benefit associated with revenue items that are tax-exempt, as well as adjust income available to common shareholders for certain significant activities or transactions that, in management’s opinion can distort period-to-period comparisons of the Company’s performance. Since the presentation of these GAAP performance measures and their impact differ between companies, management believes presentations of these non-GAAP financial measures provide useful supplemental information that is essential to a proper understanding of the operating results of the Company’s core businesses. These non-GAAP disclosures should not be viewed as a substitute for operating results determined in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures that may be presented by other companies. Reconciliations of GAAP to non-GAAP disclosures are included in the table below.

TABLE 4—RECONCILIATIONS OF NON-GAAP FINANCIAL MEASURES

	2014			2013			2012
(Dollars in thousands, except per share amounts)	Pre-tax	After-tax	Per share (1)	Pre-tax	After-tax	Per share (1)	Pre-tax	After-tax	Per share (1)
Net income (loss) (GAAP)	$140,200	$105,450	$3.30	$80,972	$65,103	$2.20	$104,891	$76,395	$2.59
Non-interest and other expense adjustments:
Merger-related expenses	15,093	10,104	0.32	783	509	0.02	5,123	3,330	0.10
Severance expenses	6,951	4,518	0.14	2,538	1,649	0.05	2,355	1,530	0.05
(Gain) Loss on sale of long-lived assets, net of impairment	7,073	4,597	0.14	37,183	24,169	0.81	2,902	1,886	0.05
Debt prepayment	—	—	—	2,307	1,500	0.05	—	—	—
(Reversal of) Provision for FDIC clawback liability	(797)	(518)	(0.02)	797	518	0.02	—	—	—
Other non-operating non-interest expense	200	130	0.01	934	607	0.01	3,631	2,360	0.08
Income tax benefits	—	(2,959)	(0.09)	—	—	—	—	—	—

Total non-operating expenses	28,520	15,872	0.50	44,542	28,952	0.97	14,011	9,106	0.28
Non-interest income adjustments:
(Gain) loss on sale of investments, net	(773)	(502)	(0.01)	(2,334)	(1,517)	(0.05)	(3,775)	(2,453)	(0.08)
Other non-interest income	(1,984)	(1,817)	(0.06)	—	—	—	(2,196)	(1,427)	(0.05)

Total non-operating income	(2,757)	(2,319)	(0.07)	(2,334)	(1,517)	(0.05)	(5,971)	(3,880)	(0.13)

Operating earnings (non-GAAP)	165,963	119,003	3.73	123,180	92,538	3.12	112,931	81,621	2.74
Provision for (Reversal of) covered and acquired loan losses	6,018	3,912	0.12	(786)	(511)	(0.02)	16,867	10,964	0.37
Other provision for loan losses	13,042	8,477	0.27	5,932	3,856	0.13	3,804	2,472	0.08

Pre-provision operating earnings (non-GAAP)	$185,023	$131,392	$4.12	$128,326	$95,883	$3.23	$133,602	$95,057	$3.19

(1)	Diluted per share amounts may not appear to foot due to rounding.
(2)	After-tax amounts computed using a marginal tax rate of 35%.

(Dollars in thousands)	2014	2013	2012
Net interest income (GAAP)	$460,111	$390,244	$381,750
Add: Effect of tax benefit on interest income	8,609	9,452	9,659

Net interest income (TE) (Non-GAAP)	$468,720	$399,696	$391,409

Non-interest income (GAAP)	$173,628	$168,958	$175,997
Add: Effect of tax benefit on non-interest income	2,947	1,964	1,981

Non-interest income (TE) (Non-GAAP)	$176,575	$170,922	$177,978

Non-interest expense (GAAP)	$474,479	$473,085	$432,185
Less: Intangible amortization expense	5,807	4,720	5,150

Tangible non-interest expense (Non-GAAP)	$468,672	$468,365	$427,035

Net income (GAAP)	$105,450	$65,103	$76,395
Add: Effect of intangible amortization, net of tax	3,775	3,068	3,348

Cash earnings (Non-GAAP)	$109,225	$68,171	$79,743

Total assets (GAAP)	$15,758,605	$13,365,550	$13,129,678
Less: Intangible assets, net	548,130	425,442	429,584

Total tangible assets (Non-GAAP)	$15,210,475	$12,940,108	$12,700,094

Average assets (Non-GAAP)	$14,632,685	$13,003,988	$12,096,972
Less: Average intangible assets, net	501,770	427,485	407,672

Total average tangible assets (Non-GAAP)	$14,130,915	$12,576,503	$11,689,300

Total shareholders’ equity (GAAP)	$1,852,849	$1,530,979	$1,529,868
Less: intangible assets, net	548,130	425,442	429,584

Total tangible shareholders’ equity (Non-GAAP)	$1,304,719	$1,105,537	$1,100,284

Average shareholders’ equity (Non-GAAP)	$1,708,051	$1,527,193	$1,513,517
Less: Average intangible assets, net	501,770	427,485	407,672

Average tangible shareholders’ equity (Non-GAAP)	$1,206,281	$1,099,708	$1,105,845

Return on average equity (GAAP)	6.17%	4.26%	5.05%
Add: Effect of intangibles	2.87	1.94	2.16

Return on average tangible common equity (Non-GAAP)	9.04%	6.20%	7.21%

Efficiency ratio (GAAP)	74.9%	84.6%	77.5%
Less: Effect of tax benefit related to tax-exempt income	1.4	1.7	1.6

Efficiency ratio (TE) (Non-GAAP)	73.5	82.9	75.9
Less: Effect of amortization of intangibles	0.9	0.8	1.0

Tangible efficiency ratio (TE) (Non-GAAP)	72.6%	82.1%	74.9%

Cash Yield:
Earning assets average balance (GAAP)	$13,235,541	$11,735,392	$10,832,415
Add: Adjustments	36,620	(51,008)	(108,256)

Earning assets average balance, as adjusted (Non-GAAP)	$13,272,161	$11,684,384	$10,724,159

Net interest income (GAAP)	$460,111	$390,244	$381,750
Add: Adjustments	(12,371)	(11,092)	(44,498)

Net interest income, as adjusted (Non-GAAP)	$447,740	$379,152	$337,252

Yield, as reported	3.51%	3.38%	3.56%
Add: Adjustments	(0.10)	(0.08)	(0.37)

Yield, as adjusted (Non-GAAP)	3.41%	3.30%	3.19%

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

Allowance for Credit Losses (“Legacy ACL”)

The determination of the overall allowance for credit losses has two components, the allowance for legacy credit losses and the allowance for acquired credit losses. The allowance for acquired impaired credit losses is calculated as described in the “Accounting for Acquired Loans and the Allowance for Acquired Impaired Loans” section below. The Legacy ACL, which represents management’s estimate of probable losses inherent in the Company’s legacy loan portfolio, excluding acquired loans, involves a high degree of judgment and complexity. The Company’s policy is to establish reserves through provisions for credit losses on the consolidated statements of comprehensive income for estimated losses on delinquent and other problem loans when it is determined that losses are expected to be incurred on such loans. Management’s determination of the appropriateness of the Legacy ACL is based on various factors requiring judgments and estimates, including management’s evaluation of the credit quality of the portfolio (determined through the assignment of risk ratings, assessments of past due status and scores from credit agencies), past loss experience, current economic conditions, the volume and type of lending conducted by the Company, composition of the portfolio, the amount of the Company’s classified assets, seasoning of the loan portfolio, the status of past due principal and interest payments, and other relevant factors. Two areas in which management exercises judgment are the assessments of risk ratings on the Company’s commercial loan portfolio and the application of qualitative adjustments to the quantitative measurements across all portfolios. Other changes in estimates included in the estimation of the allowance for credit losses may also have a significant impact on the consolidated financial statements. For further discussion of the allowance for credit losses, see the Asset Quality and Allowance for Credit Losses sections of this analysis and Note 1 and Note 7 of the footnotes to the consolidated financial statements.

Accounting for Acquired Loans and the Allowance for Acquired Impaired Loans

The Company accounts for its acquisitions under ASC Topic No. 805, Business Combinations, which requires the use of the acquisition method of accounting. All identifiable assets acquired, including loans, are recorded at fair value. No allowance for credit losses related to the acquired loans is recorded on the acquisition date, as the fair value of the loans acquired incorporates assumptions regarding credit risk. Loans acquired are recorded on the acquisition date at fair value in accordance with the fair value methodology prescribed in ASC Topic No. 820, Fair Value Measurement, and in the case of covered loans excludes the shared-loss agreements with the FDIC. These fair value estimates associated with acquired loans include estimates related to market interest rates and undiscounted projections of future cash flows that incorporate expectations of prepayments and the amount and timing of principal, interest and other cash flows, as well as any shortfalls thereof.

Acquired loans are evaluated at acquisition and classified as purchased impaired (“acquired impaired”) or purchased non-impaired (“acquired non-impaired”). Acquired impaired loans exhibit (in management’s judgment) credit deterioration since origination to the extent that it is expected at the time of acquisition that the Company will be unable to collect all contractually required payments and include all covered loans. All other acquired loans are classified as acquired non-impaired.

Over the life of the acquired impaired loans, the Company continues to estimate the amount and timing of cash flows expected to be collected on individual loans or on pools of loans sharing common risk characteristics. These expected cash flow estimates are updated for new information on a quarterly basis. Once cash flow estimates are updated, the Company evaluates whether the present value of these cash flows, determined using effective interest rates, have decreased and if so, recognizes provisions for credit losses in its consolidated statement of comprehensive income. For any increases in cash flows expected to be collected, the Company adjusts the amount of accretable yield recognized on a prospective basis over the respective loan’s or pool’s remaining life.

The allowance for credit losses for acquired non-impaired loans is calculated similarly to the Legacy ACL.

Because the FDIC reimburses the Company for losses on certain covered loans acquired in 2009 and 2010, indemnification assets were recorded at fair value as of the acquisition dates. The initial values of the indemnification assets were based on estimated cash flows to be received over the expected life of the acquired assets, not to exceed the term of the indemnification agreements. The loss sharing term of the Company’s commercial and single family residential indemnification agreements are five years and ten years, respectively, from the date of acquisition.

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

The Company assesses the indemnification assets for collectability at the acquisition level based on three sources: 1) the FDIC, 2) OREO transactions, and 3) customers. Amounts collectible from the FDIC through loss reimbursements are comprised of losses currently expected within the loss share term. For certain covered assets, loss share coverage expires in the next 12 months. At December 31, 2014, the indemnification asset includes $20 million and $1 million related to these assets that are expected to be collected from the FDIC and OREO transactions, respectively. A current period impairment would be recorded to the extent that events or circumstances indicate that losses previously expected to occur within the loss share term are expected to occur subsequent to loss share termination. Amounts collectible through expected gains on the sale of OREO are written-up or impaired each period based on the best available information.

Loss assumptions used to measure the basis of the indemnified loans are consistent with the loss assumptions used to measure the indemnification assets.

A claim receivable is established within “Other assets” on the Company’s consolidated balance sheets when a loss is incurred and the indemnification asset is reduced when cash is received from the FDIC.

If expected loss severities for all acquired impaired loans were to increase by 10%, the Company would recognize a gross increase to the provision for credit losses of $3 million, which would be offset by a decrease of $1 million in the FDIC loss share receivable. Similarly, if expected loss severities for all acquired impaired loans were to decrease by 10%, the Company would recognize a gross decrease to the provision for credit losses of $1 million, which would be offset by an increase of $0.2 million in the FDIC loss share receivable.

For further discussion of the Company’s acquisition and loan accounting, see Note 1 and Note 7 of the footnotes to the consolidated financial statements.

Valuation of Goodwill, Intangible Assets and Other Purchase Accounting Adjustments

The Company accounts for acquisitions in accordance with ASC Topic No. 805, which requires the use of the acquisition method of accounting for business combinations. Under this method, the Company is required to record the assets acquired, including identified intangible assets, and liabilities assumed, at their fair value, which in many instances involves estimates based on third party valuations, such as appraisals, or internal valuations based on discounted cash flow analyses or other valuation techniques. The determination of the useful lives of intangible assets is subjective, as is the appropriate amortization period for such intangible assets. In addition, business combinations typically result in recording goodwill.

The Company performs a goodwill evaluation at least annually. As part of its testing, the Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the results of the qualitative assessment indicate impairment, the Company determines the fair value of a reporting unit relative to its carrying amount to determine whether quantitative factors of impairment are present. When the Company determines that the fair value of the reporting unit is below its carrying amount, the Company determines the fair value of the reporting unit’s assets and liabilities, considering deferred taxes, and then measures impairment loss by comparing the implied fair value of goodwill with the carrying amount of that goodwill. Based on management’s assessment of the qualitative factors in its goodwill impairment test of its IBERIABANK Reporting Unit, the Company concluded that the fair value of the Company’s reporting unit was more likely than not above its carrying amount and accordingly did not recognize impairment in its tests of goodwill at October 1, 2014. Based on the testing performed in 2013 and 2014, management concluded that for the IBERIABANK, IMC, and LTC Reporting Units, respectively, goodwill was not impaired as of those dates. For additional information on goodwill and intangible assets, see Note 1 and Note 11 of the footnotes to the consolidated financial statements.

FINANCIAL CONDITION

EARNING ASSETS

Interest income associated with earning assets is the Company’s primary source of income. Earning assets are composed of interest-earning or dividend-earning assets, including loans, securities, short-term investments and loans held for sale. As a result of both acquired assets and organic growth, earning assets increased $2.2 billion, or 18%, during 2014. Earning assets averaged $13.2 billion during 2014, a $1.5 billion, or 13%, increase when compared to 2013. Major components of earnings assets at December 31 are shown in the following table:

TABLE 5—EARNING ASSETS COMPOSITION

(Dollars in thousands)	2014	2013	Increase (Decrease)
Legacy Loans
Commercial Loans	$7,002,198	$6,040,955	$961,243	16%
Mortgage Loans	527,694	414,372	113,322	27
Consumer Loans	2,138,822	1,832,994	305,828	17

Total Legacy Loans	9,668,714	8,288,321	1,380,393	17
Acquired Loans (Non-covered)	1,327,786	483,905	843,881	174
Covered Loans	444,544	719,793	(275,249)	(38)

Total Loans, Net of Unearned Income	11,441,044	9,492,019	1,949,025	21
FDIC Loss Share Receivables	69,627	162,312	(92,685)	(57)

Total Loans and FDIC Loss Share Receivables	11,510,671	9,654,331	1,856,340	19
Investment Securities	2,275,813	2,090,906	184,907	9
Other Earning Assets	515,715	338,351	177,364	52

Total Earning Assets	$14,302,199	$12,083,588	$2,218,611	18%

The year-end mix of earning assets is shown in the following charts.

The following discussion highlights the Company’s major categories of earning assets.

Loans

The Company’s total loan portfolio increased $1.9 billion, or 21%, to $11.4 billion at December 31, 2014, which was driven by non-covered loan growth of $2.2 billion during the year, but was offset by a $275 million, or 38%, decrease in covered loans. By loan type, the increase was primarily from commercial loan growth of $951 million and consumer loan growth of $505 million during 2014, 14% and 25% higher, respectively, than at the end of 2013.

The major categories of loans outstanding at December 31, 2014 and 2013 are presented in the following tables, segregated into covered, acquired non-covered and legacy loans.

TABLE 6—SUMMARY OF LOANS

	December 31, 2014
(Dollars in thousands)	Commercial		Residential Mortgage		Consumer and Other
	Real Estate	Business	1 - 4 Family	Construction	Indirect automobile	Home Equity	Credit Card	Other	Total
Covered	$189,126	$31,260	$128,024	$—	$—	$92,430	$648	$3,056	$444,544
Acquired Non-Covered	497,949	93,549	424,579	—	392	217,699	—	93,618	1,327,786

Total Acquired	687,075	124,809	552,603	—	392	310,129	648	96,674	1,772,330
Legacy	3,718,058	3,284,140	495,638	32,056	396,766	1,290,976	72,745	378,335	9,668,714

Total loans	$4,405,133	$3,408,949	$1,048,241	$32,056	$397,158	$1,601,105	$73,393	$475,009	$11,441,044

	December 31, 2013
	Commercial		Residential Mortgage		Consumer and Other
	Real Estate	Business	1 - 4 Family	Construction	Indirect automobile	Home Equity	Credit Card	Other	Total
Covered	$387,332	$37,025	$154,025	$—	$—	$137,122	$679	$3,610	$719,793
Acquired Non-Covered	345,069	53,037	18,135	—	1,853	53,443	—	12,368	483,905

Total Acquired	732,401	90,062	172,160	—	1,853	190,565	679	15,978	1,203,698
Legacy	3,134,904	2,906,051	404,922	9,450	373,383	1,101,227	63,642	294,742	8,288,321

Total Loans	$3,867,305	$2,996,113	$577,082	$9,450	$375,236	$1,291,792	$64,321	$310,720	$9,492,019

Loan Portfolio Components

The Company believes its loan portfolio is well diversified by product and geography throughout its footprint. The year-end loan portfolio is segregated into various components and markets in the following charts.

The Company’s loan to deposit ratio at December 31, 2014 and 2013 was 91.4% and 88.4%, respectively. The percentage of fixed rate loans to total loans decreased from 50% at the end of 2013 to 49% at December 31, 2014. The table below sets forth the composition of the loan portfolio at December 31, followed by a discussion of activity by major loan type.

TABLE 7—TOTAL LOANS BY LOAN TYPE

(Dollars in thousands)	2014		2013		2012		2011		2010
Commercial loans:
Real estate	$4,405,133	39%	$3,867,305	41%	$3,631,543	43%	$3,363,891	46%	$2,647,107	44%
Business	3,408,949	30	2,996,113	31	2,537,718	30	2,005,234	27	1,515,856	25

Total commercial loans	7,814,082	69	6,863,418	72	6,169,261	73	5,369,125	73	4,162,963	69
Mortgage loans:
Residential 1-4 family	1,048,241	9	577,082	6	471,183	5	522,357	7	616,550	10
Construction/owner-occupied	32,056	—	9,450	—	6,021	—	16,143	—	14,822	—

Total mortgage loans	1,080,297	9	586,532	6	477,204	5	538,500	7	631,372	10
Consumer loans:
Home equity	1,601,105	14	1,291,792	14	1,251,125	15	1,019,110	14	834,840	14
Indirect automobile	397,158	3	375,236	4	327,985	4	261,896	3	255,322	4
Other	548,402	5	375,041	4	273,005	3	199,406	3	150,835	3

Total consumer loans	2,546,665	22	2,042,069	22	1,852,115	22	1,480,412	20	1,240,997	21

Total loans	$11,441,044	100%	$9,492,019	100%	$8,498,580	100%	$7,388,037	100%	$6,035,332	100%

Commercial Loans

Total commercial loans increased $951 million, or 14%, from December 31, 2013, with $1.2 billion, or 18%, in non-covered loan growth and a decrease in covered commercial loans of $204 million, or 48%. During 2014, the Company’s non-covered acquired commercial loans increased $193 million on a net basis (acquired commercial loans from Teche, First Private and Trust One-Memphis were offset partially by loan payments and charge-offs), while legacy commercial loan growth during 2014 totaled $961 million. The Company continued to attract and retain commercial customers in 2014 as commercial loans were 69% of the total loan portfolio at December 31, 2014. Unfunded commitments on commercial loans were $2.8 billion at December 31, 2014, an increase of $158 million, or 6%, when compared to the end of the prior year.

Commercial real estate loans include loans to commercial customers for long-term financing of land and buildings or for land development or construction of a building. These loans are repaid from revenues generated from the business of the borrower. Commercial real estate loans increased $538 million, or 14%, during the year, driven by an increase in non-covered commercial real estate loans of $736 million, or 21%. At December 31, 2014, commercial real estate loans totaled $4.4 billion, or 39% of the total loan portfolio, compared to 41% at December 31, 2013. The Company’s underwriting standards generally provide for loan terms of three to five years, with amortization schedules of generally no more than twenty years. Low loan-to-value ratios are maintained and usually limited to no more than 80% at the time of origination. In addition, the Company obtains personal guarantees of the principals as additional security for most commercial real estate loans.

Commercial business loans represent loans to commercial customers to finance general working capital needs, equipment purchases and other projects where repayment is derived from cash flows resulting from business operations. The Company originates commercial business loans on a secured and, to a lesser extent, unsecured basis. The Company’s commercial business loans may be term loans or revolving lines of credit. Term loans are generally structured with terms of no more than three to five years, with amortization schedules of generally no more than seven years. Commercial business term loans are generally secured by equipment, machinery or other corporate assets. The Company also provides for revolving lines of credit generally structured as advances upon perfected security interests in accounts receivable and inventory. Revolving lines of credit generally have annual maturities. The Company obtains personal guarantees of the principals as additional security for most commercial business loans. As of December 31, 2014, commercial loans not secured by real estate totaled $3.4 billion, or 30% of the total loan portfolio. This represents a $413 million, or 14%, increase from December 31, 2013.

The following table details the Company’s commercial loans by state.

TABLE 8—COMMERCIAL LOANS BY STATE

(Dollars in thousands)	Louisiana	Florida	Alabama	Texas	Arkansas	Other	Total
December 31, 2014
Covered	$—	$220,386	$—	$—	$—	$—	$220,386
Non-Covered Acquired	351,148	128,582	33,845	52,438	—	25,485	591,498
Legacy	3,015,447	342,246	901,705	1,633,162	676,691	432,947	7,002,198

Total commercial loans	$3,366,595	$691,214	$935,550	$1,685,600	$676,691	$458,432	$7,814,082

December 31, 2013
Covered	$—	$363,372	$60,985	$—	$—	$—	$424,357
Non-Covered Acquired	284,572	113,534	—	—	—	—	398,106
Legacy	2,751,426	222,324	795,759	1,310,352	634,071	327,023	6,040,955

Total commercial loans	$3,035,998	$699,230	$856,744	$1,310,352	$634,071	$327,023	$6,863,418

Energy-related Loans

The Company’s loan portfolio includes energy-related loans totaling $881 million outstanding at December 31, 2014, or 8% of total loans, compared to $764 million at December 31, 2013, an increase of $117 million, or 15%. At December 31, 2014, exploration and production (“E&P”) loans accounted for 52% of energy-related loans and 56% of energy-related commitments. Midstream companies accounted for 17% of both energy-related loans and commitments, while service company loans totaled 31% of energy-related loans and 27% of energy commitments.

As a result of the significant decline in energy commodity prices toward the end of 2014, the Company continues to assess its exposure to the energy industry and continues to take steps to identify the risk the decline in energy prices has on both the asset quality of its energy lending portfolio, as well as the asset quality of the Company’s clients in its markets with higher exposure to these declines, including Houston, Texas, Southwest Louisiana, and Acadiana.

Generally, service companies are the most affected by fluctuations in commodity prices, while midstream companies are least affected. Based on the composition of its portfolio at December 31, 2014, the Company believes most of its exposure is in areas of lower credit risk. The Company believes it has generally lent to borrowers in the energy industry that are neither heavily leveraged nor lack either liquidity or guarantor support. Further, the Company’s borrowers participate in a broadly diversified set of basins and a variety of oil and gas related activities.

The Company will continue to monitor its exposure to change in energy commodity prices and manage its risks throughout 2015.

Mortgage Loans

Residential mortgage loans consist of loans to consumers to finance a primary residence. The vast majority of the residential mortgage loan portfolio is comprised of 1-4 family mortgage loans secured by properties located in its market areas and originated under terms and documentation that permit their sale in the secondary market. Larger mortgage loans of current and prospective private banking clients are generally retained to enhance relationships, but also tend to be more profitable due to the expected shorter durations and relatively lower servicing costs associated with loans of this size. The Company does not originate or hold high loan-to-value, negative amortization, option ARM, or other exotic mortgage loans in its portfolio. In the third quarter of 2012, the Company began to invest in loans that would be considered subprime (e.g., loans with a FICO score of less than 620) in order to ensure compliance with relevant regulations. The Company expects to continue to invest in subprime loans through additional secondary market purchases, as well as direct originations, in 2015, albeit up to a limited amount. The Company did not make a significant investment in subprime loans in 2014. At December 31, 2014, the Company had $119 million in subprime mortgage loans.

The Company continues to sell the majority of conforming mortgage loan originations in the secondary market rather than assume the interest rate risk associated with these longer term assets. Upon the sale, the Company retains servicing on a limited portion of these loans. Total residential mortgage loans increased $494 million, or 84% compared to December 31, 2013, the result of private banking originations and acquired mortgage loans. Offsetting these purchases were decreases in the Company’s covered mortgage loans of $26 million as existing loans were paid down.

Consumer and Credit Card Loans

The Company offers consumer loans in order to provide a full range of retail financial services to its customers. The Company originates substantially all of its consumer loans in its primary market areas. At December 31, 2014, $2.5 billion, or 22%, of the total loan portfolio was comprised of consumer loans, compared to $2.0 billion, or 22%, at the end of 2013. Total consumer loans increased $505 million from December 31, 2013, with 34% of the growth ($173 million) from personal loans (including credit card loans), and the remaining growth split between indirect automobile loans ($22 million) and home equity loans and lines of credit ($309 million). Of the $505 million increase from December 31, 2013, $306 million, or 61%, was a result of legacy consumer loan growth.

Consistent with 2013, home equity loans comprised the largest component of the consumer loan portfolio at December 31, 2014. Home equity lending allows borrowers to borrow against the equity in their home and is secured by a first or second mortgage on the borrower’s residence. Real estate market values at the time the loan is secured affect the amount of credit extended. Changes in these values may impact the extent of potential losses. The balance of home equity loans increased $309 million during the year to $1.6 billion at December 31, 2014. The Company’s sales and marketing efforts in 2014 have also contributed to the growth in non-covered home equity loans since December 31, 2013. Unfunded commitments related to home equity loans and lines were $694 million at December 31, 2014, an increase of $180 million versus the prior year. The Company has approximately $566 million of loans with junior liens where the Company does not hold or service the respective loan holding senior lien. The Company believes it has addressed the risks associated with these loans in its allowance for credit losses.

Indirect automobile loans comprised the second largest component of the Company’s consumer loan portfolio. Independent automobile dealerships originate these loans based upon the Company’s credit decisioning. The Company relies on the dealerships, in part, for loan qualifying information. To that extent, there is risk inherent in the Company’s indirect automobile loan portfolio associated with fraud or negligence by the automobile dealership. In January 2015, the Company announced it will exit the indirect automobile lending business. The Company concluded compliance risk associated with these loans had become unbalanced relative to potential returns generated by the business on a risk-adjusted basis. At December 31, 2014, indirect automobile loans totaled $397 million, or 3% of the total loan portfolio. Based on current amortization rates and expected maturities, the vast majority of these loans will be exited within four years.

The Company’s credit card loans totaled $73 million at December 31, 2014, a 14% increase from the end of 2013. The increase in credit card loans was the result of an increase in usage by customers at the end of the year. Year-to-date average credit card balances have increased from $55.4 million in 2013 to $66.4 million in 2014, a 20% increase.

The remainder of the consumer loan portfolio at December 31, 2014 consisted of direct automobile loans and other personal loans, and comprised 4% of the overall loan portfolio. Loans of this nature are vulnerable to unemployment and other consumer economic measures. At the end of 2014, the Company’s direct automobile loans totaled $150 million, a $57 million increase over December 31, 2013, and the Company’s other personal consumer loans were $325 million, a $107 million, or 49%, increase from December 31, 2013, primarily a result of installment loans and personal lines of credit.

In order to assess the risk characteristics of the loan portfolio, the Company considers the current U.S. economic environment and that of its primary market areas as well as risk factors listed above within the major categories of loans.

Additional information on the Company’s consumer loan portfolio is presented in the following tables. For the purposes of Table 10, unscoreable consumer loans have been included with loans with FICO scores below 660. FICO scores reflect information available as of the dates indicated.

TABLE 9—CONSUMER LOANS BY STATE

(Dollars in thousands)	Louisiana	Florida	Alabama	Texas	Arkansas	Other	Total
December 31, 2014
Covered	$—	$90,908	$5,226	$—	$—	$—	$96,134
Non-Covered Acquired	186,147	30,671	830	75,473	—	18,588	311,709
Legacy	924,255	146,979	229,290	84,087	224,605	529,606	2,138,822

Total consumer loans	$1,110,402	$268,558	$235,346	$159,560	$224,605	$548,194	$2,546,665

December 31, 2013
Covered	$—	$132,174	$9,237	$—	$—	$—	$141,411
Non-Covered Acquired	43,564	24,100	—	—	—	—	67,664
Legacy	793,250	76,941	197,104	65,574	205,585	494,540	1,832,994

Total consumer loans	$836,814	$233,215	$206,341	$65,574	$205,585	$494,540	$2,042,069

TABLE 10—CONSUMER LOANS BY FICO SCORE

(Dollars in thousands)	Below 660	660-720	Above 720	Discount	Total
December 31, 2014
Covered	$43,005	$23,496	$50,522	$(20,889)	$96,134
Non-Covered Acquired	55,757	70,672	197,956	(12,676)	311,709
Legacy	405,243	538,361	1,195,218	—	2,138,822

Total consumer loans	$504,005	$632,529	$1,443,696	$(33,565)	$2,546,665

December 31, 2013
Covered	$68,333	$35,628	$76,500	$(39,050)	$141,411
Non-Covered Acquired	22,449	18,664	33,655	(7,104)	67,664
Legacy	322,694	466,263	1,044,037	—	1,832,994

Total consumer loans	$413,476	$520,555	$1,154,192	$(46,154)	$2,042,069

Loan Maturities

The following table sets forth the scheduled contractual maturities of the Company’s total loan portfolio at December 31, 2014, unadjusted for scheduled principal reductions, prepayments or repricing opportunities. Demand loans, loans having no stated schedule of repayments and no stated maturity, and overdraft loans are reported as due in one year or less. The average life of a loan may be substantially less than the contractual terms because of prepayments. As a result, scheduled contractual amortization of loans is not reflective of the expected term of the Company’s loan portfolio. Of the loans with maturities greater than one year, approximately 77% of the balance of these loans bears a fixed rate of interest.

TABLE 11—LOAN MATURITIES BY LOAN TYPE

(Dollars in thousands)	One Year or Less	One Through Five Years	After Five Years	Total
Commercial - Real estate	$1,798,438	$1,761,015	$845,680	$4,405,133
Commercial - Business	1,601,011	1,411,574	396,364	3,408,949
Mortgage - Residential 1-4 family	169,998	224,143	654,100	1,048,241
Mortgage - Construction	4,158	6,741	21,157	32,056
Consumer	1,202,141	529,839	814,685	2,546,665

Total	$4,775,746	$3,933,312	$2,731,986	$11,441,044

Mortgage Loans Held for Sale

Loans held for sale increased $12 million, or 9%, to $140 million at December 31, 2014. In 2014, the Company originated $1.7 billion in mortgage loans, offset by sales of $1.6 billion.

Loans held for sale have primarily been fixed-rate single-family residential mortgage loans under contracts to be sold in the secondary market. In most cases, loans in this category are sold within thirty days of closing. Buyers generally have recourse to return a purchased loan to the Company under limited circumstances. Recourse conditions may include fraud in the origination, breach of representations or warranties, and documentation deficiencies. At December 31, 2014, mortgage loans held for sale subject to repurchase were immaterial. The Company has recorded a reserve of $1 million for potential repurchases at December 31, 2014. An insignificant number of loans have been returned to the Company.

Asset Quality

The Company’s transition over time to a commercial bank brings the potential for increased risks in the form of potentially higher levels of charge-offs and nonperforming assets, as well as increased rewards in the form of potentially increased levels of shareholder returns. As the risks within the loan portfolio have evolved, management has responded by tightening underwriting guidelines and procedures, implementing more conservative loan charge-off and nonaccrual guidelines, revising loan policies and developing an internal loan review function. As a result of management’s enhancements to underwriting loan risk/return dynamics, the credit quality of the loan portfolio has remained favorable when compared to peers. Management believes that it has demonstrated proficiency in managing credit risk through timely identification of significant problem loans, prompt corrective action, and transparent disclosure. Overall asset quality improved during 2014, primarily as a result of decreases in the number and amount of past due loans and nonperforming assets. Consistent with prior years, the assets and liabilities purchased and assumed through the Company’s four failed bank acquisitions continue to have a disproportionate impact on overall asset quality. The Company continues to closely monitor the risk-adjusted level of return within the loan portfolio.

Written underwriting standards established by management and approved by the Board of Directors govern the lending activities of the Company. The commercial credit department, in conjunction with senior lending personnel, underwrites all commercial business and commercial real estate loans. The Company provides centralized underwriting of all residential mortgage, construction and consumer loans. Established loan origination procedures require appropriate documentation, including financial data and credit reports. For loans secured by real property, the Company generally requires property appraisals, title insurance or a title opinion, hazard insurance, and flood insurance, where appropriate.

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

Real estate acquired by the Company through foreclosure or by deed-in-lieu of foreclosure is classified as OREO, and is recorded at the lesser of the related loan balance (the pro-rata carrying value for acquired loans) or estimated fair value less estimated costs to sell.

Under GAAP, certain loan modifications or restructurings are designated as TDRs. In general, the modification or restructuring of a debt constitutes a TDR if the Company, for economic or legal reasons related to the borrower’s financial difficulties, grants a concession to the borrower that the Company would not otherwise consider under current market conditions.

Non-performing Assets

The Company defines non-performing assets as non-accrual loans, accruing loans more than 90 days past due, OREO and foreclosed property. Management continually monitors loans and transfers loans to non-accrual status when warranted.

Covered loans represent loans acquired through failed bank acquisitions and continue to be covered by loss sharing agreements with the FDIC, whereby the FDIC reimburses the Company for the majority of the losses incurred during the loss share claim period. In addition to covered loans, the Company also accounts for loans formerly covered by loss sharing agreements with the FDIC, other loans acquired with deteriorated credit quality, as well as all loans acquired with significant discounts that did not exhibit deteriorated credit quality at acquisition, in accordance with ASC Topic 310-30. Collectively, all loans accounted for under ASC 310-30 are referred to as purchased impaired loans. Application of ASC Topic 310-30 results in significant accounting differences, compared to loans originated or acquired by the Company that are not accounted for under ASC 310-30. At acquisition, purchased impaired loans were individually evaluated and assigned to loan pools based on common risk characteristics, which included loan performance at the time of acquisition, loan type based on regulatory reporting guidelines, and/or the nature of collateral. The acquisition date fair values of each pool were estimated based on the expected cash flows of the underlying loans. Certain loan level information, including outstanding principal balance, maturity, term to re-price (if a variable rate loan), and interest rate were used to estimate the expected cash flows for each loan pool. ASC 310-30 does not permit carry over or recognition of an allowance for credit losses at acquisition. Credit quality deterioration, also referred to as credit losses, evident at acquisition with individual loans was reflected in the acquisition date fair value through the reduction of cash flows expected to be received over the life of loans. A provision for credit losses is recognized and an allowance for credit losses is recorded subsequent to acquisition to the extent that re-estimated expected losses exceed losses estimated at acquisition. Purchased impaired loans were considered to be performing as of the acquisition date regardless of their past due status based on their contractual terms. In accordance with regulatory reporting guidelines, purchased impaired loans that are contractually past due are reported as past due and accruing based on the number of days past due.

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

Non-performing assets excluding acquired loans decreased $16 million, or 22%, compared to December 31, 2013, as non-accrual loans decreased $9 million, OREO decreased $7 million, and accruing loans 90 days or more past due decreased less than $1 million. Including TDRs that are in compliance with their modified terms, total non-performing assets and TDRs decreased $16.0 million over the past twelve months.

The following table sets forth the composition of the Company’s legacy nonperforming assets, including accruing loans past due 90 or more days and TDRs, as of December 31.

TABLE 12—NONPERFORMING ASSETS AND TROUBLED DEBT RESTRUCTURINGS

(LEGACY)

						2014 vs. 2013
(Dollars in thousands)	2014	2013	2012	2011	2010	$ Change	% Change
Non-accrual loans:
Commercial	$9,980	$24,471	$32,313	$42,655	$35,457	$(14,491)	(59)%
Residential mortgage	14,363	10,237	8,367	4,910	5,917	4,126	40
Consumer	10,627	8,979	7,237	6,889	8,122	1,648	18

Total non-accrual loans	34,970	43,687	47,917	54,454	49,496	(8,717)	(20)
Accruing loans 90 days or more past due	754	1,075	1,371	1,841	1,455	(321)	(30)

Total non-performing loans	35,724	44,762	49,288	56,295	50,951	(9,038)	(20)
OREO and foreclosed property	21,243	28,272	26,380	21,382	18,496	(7,029)	(25)

Total non-performing assets	56,967	73,034	75,668	77,677	69,447	(16,067)	(22)
Troubled debt restructuring in compliance with modified terms	1,430	1,376	2,354	55	14,968	54	4

Total non-performing assets and troubled debt restructurings	$58,397	$74,410	$78,022	$77,732	$84,415	$(16,013)	(22)
Non-performing loans to total loans	0.37%	0.54%	0.73%	1.05%	1.14%
Non-performing assets to total assets	0.41%	0.61%	0.69%	0.86%	0.91%
Non-performing assets and troubled debt restructurings to total assets	0.42%	0.62%	0.71%	0.86%	1.10%
Allowance for credit losses to non-performing loans	246.26%	175.35%	150.57%	132.98%	122.59%
Allowance for credit losses to total loans	0.91%	0.95%	1.10%	1.40%	1.40%

(1)	Non-performing loans and assets include accruing loans 90 days or more past due.
(2)	OREO and foreclosed property at December 31, 2014 and 2013 include $11.6 million and $9.2 million, respectively, of former bank properties held for development or resale.
(3)	Troubled debt restructurings in compliance with modified terms for December 31, 2014 and 2013 do not include $2.2 million and $18.5 million, respectively, in troubled debt restructurings included in total non-accrual loans above.
(4)	Total loans, total non-performing loans, and total assets exclude loans and assets covered by FDIC loss share agreements and acquired loans discussed below.
(5)	The allowance for credit losses excludes the portion of the allowance related to covered loans and acquired non-covered loans discussed below.

Non-performing loans were 0.37% of total legacy loans at December 31, 2014, 17 basis points lower than at December 31, 2013. If covered loans and acquired loans accounted for in pools that meet non-performing criteria are included, non-performing loans were 1.50% of total loans at December 31, 2014 and 2.87% at December 31, 2013. The allowance for credit losses as a percentage of non-performing loans was 246.26% at December 31, 2014 and 175.35% at December 31, 2013. Including covered loans and pooled loans, the allowance for loan losses as a percentage of total loans was 1.14% at December 31, 2014 and 1.51% at December 31, 2013.

Non-performing assets as a percentage of total assets have remained at relatively low levels. Legacy nonperforming assets were 0.41% of total legacy assets at December 31, 2014, 20 basis points below December 31, 2013. Consistent with the overall improvement in asset quality, the Company’s reserve for credit losses as a percentage of loans decreased four basis points from 2013 to 0.91% at December 31, 2014.

Loans defined as TDRs not included in non-performing assets were $1 million at the end of 2014 and 2013. Legacy TDRs totaled $4 million at December 31, 2014, $16 million, or 82%, lower than at December 31, 2013, driven primarily from the payoff of one relationship during 2014, which totaled $10 million at December 31, 2013. There were no additions to legacy TDRs during 2014.

The Company had gross charge-offs on legacy loans of $11 million during the year ended December 31, 2014. Offsetting these charge-offs were recoveries of $6 million. As a result, net charge-offs on legacy loans during 2014 were $5 million, or 0.06% of average loans, as compared to net charge-offs of $4 million, or 0.05%, for 2013.

At December 31, 2014, excluding loans covered by the FDIC loss share agreements (see “Covered Loans” below), the Company had $123 million of assets classified as substandard, $3 million of assets classified as doubtful, and no assets classified as loss (before the application of loan discounts to acquired loans). Accordingly, the aggregate of the Company’s classified assets was 0.79% of total assets, 1.09% of total loans, and 1.14% of non-covered loans. At December 31, 2013, classified assets totaled $148 million, or 1.11% of total assets, 1.57% of total loans, and 1.70% of non-covered loans. The decrease in classified assets is consistent with the overall improvement in asset quality since December 31, 2013. As with non-classified assets, a reserve for credit losses has been recorded for all substandard loans at December 31, 2014 according to the Company’s allowance policy.

In addition to the problem loans described above, excluding covered loans, there were $83 million of loans classified as special mention at December 31, 2014, which in management’s opinion were subject to potential future rating downgrades. Special mention loans are defined as loans where known information about possible credit problems of the borrowers causes management to have some doubt as to the ability of these borrowers to comply with the present loan repayment terms, which may result in future disclosure of these loans as nonperforming. Special mention loans increased $16 million, or 24%, from December 31, 2013, and is attributable to both loan growth and a movement of loans from substandard to special mention, as special mention loans were 0.76% of total non-covered loans at both December 31, 2014 and 2013.

As noted above, the asset quality of the Company’s energy-related loan portfolio may be impacted by a sustained decline in commodity prices. At December 31, 2014, however, only $35,000 in energy-related loans, or less than 1%, was rated as substandard. There were no energy-related credits rated as either doubtful or special mention.

Past Due Loans

Past due status is based on the contractual terms of loans. The majority of the Company’s non-covered portfolio exhibited an improvement in past due status from the end of the previous year.

At December 31, 2014, total non-covered loans past due were 1.18% of total loans, a decrease of seven basis points from December 31, 2013. Including covered loans, loans past due 30 days or more were 1.92% of total loans before discount adjustments at December 31, 2014 and 3.24% at December 31, 2013. Past due non-covered loans (including nonaccrual loans) increased $21 million, or 19%, from December 31, 2013, and can be attributed to a higher level of loans past due less than 60 days. Additional information on non-covered past due loans is presented in the following table.

TABLE 13—PAST DUE NON-COVERED LOAN SEGREGATION

	December 31, 2014
	Legacy		Acquired		Total Non-covered
(Dollars in thousands)	Amount	% of Outstanding Balance	Amount	% of Outstanding Balance	Amount	% of Outstanding Balance
Accruing loans:
30-59 days past due	$23,365	0.24%	$11,537	0.83%	$34,902	0.32%
60-89 days past due	6,202	0.06	3,848	0.28	10,050	0.09
90-119 days past due	738	0.01	567	0.04	1,305	0.01
120 days past due or more	16	—	19	—	35	—

	30,321	0.31	15,971	1.15	46,292	0.42
Non-accrual loans (1)	34,970	0.36	48,885	3.51	83,855	0.76

	$65,291	0.67%	$64,856	4.66%	$130,147	1.18%

	December 31, 2013
	Legacy		Acquired		Total Non-Covered
(Dollars in thousands)	Amount	% of Outstanding Balance	Amount	% of Outstanding Balance	Amount	% of Outstanding Balance
Accruing loans:
30-59 days past due	$13,426	0.16%	$3,251	0.67%	$16,677	0.19%
60-89 days past due	7,965	0.10	2,580	0.53	10,545	0.12
90-119 days past due	108	—	103	0.02	211	—
120 days past due or more	967	0.01	437	0.09	1,404	0.02

	22,466	0.27	6,371	1.32	28,837	0.33
Non-accrual loans (1)	43,687	0.53	36,725	7.59	80,412	0.92

	$66,153	0.80%	$43,096	8.91%	$109,249	1.25%

(1)	The acquired loans balance represents the outstanding balance of loans that would otherwise meet the Company’s definition of nonaccrual loans.

The $18 million increase in loans past due 30-59 days is a result of a limited number of commercial loans that moved to past due at December 31, 2014. Three commercial loans accounted for $11 million, or 31%, of total non-covered loans past due less than 60 days, and 47% of legacy loans past due less than 60 days. Subsequent to year-end 2014, these three commercial loans were current and no longer past due. Accruing loans past due more than 60 days decreased $1 million from December 31, 2013 to December 31, 2014, and were 0.10% of total non-covered loans, a decrease of four basis points from December 31, 2013. Despite a $3 million, or 4%, increase in total non-accrual non-covered loans, non-accrual loans as a percent of total non-covered loans decreased 16 basis points to 0.76% at December 31, 2014.

Legacy loans past due decreased $1 million, or 1%, from December 31, 2013, which represented a decrease of 13 basis points of the total outstanding legacy loan balance. Legacy non-accrual loans as a percentage of total outstanding legacy loans decreased 17 basis points, while accruing loans past due increased four basis points to 0.31% of total legacy loans. Legacy commercial non-accrual loans decreased $14 million, or 59%, while legacy mortgage non-accrual loans increased $4 million and legacy consumer non-accrual loans increased $2 million since December 31, 2013. The increase in mortgage and consumer non-accrual loans was a result of the placement of past due consumer loans on non-accrual status during 2014 in response to their continued past due status. Legacy consumer non-accrual loans were 0.50% of legacy consumer loans at December 31, 2014 and 0.49% at December 31, 2013.

In the non-covered commercial loan portfolio, total accruing loans past due increased $2 million, or 13%, from December 31, 2013 and was a result of the limited number of larger commercial loans noted above. Total non-covered mortgage loans past due increased $2 million during 2014, with 88% due less than 90 days and 31% past due less than 60 days. At December 31, 2013, those percentages were 64.6% and 36.5%, respectively. Management is continually monitoring the past due status of these mortgage loans for indicators of overall asset quality issues.

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

TABLE 14—PAST DUE COVERED LOAN SEGREGATION

	December 31, 2014		December 31, 2013
(Dollars in thousands)	Amount	% of Outstanding Balance	Amount	% of Outstanding Balance
Accruing loans:
30-59 days past due	$3,277	0.63%	$8,474	1.01%
60-89 days past due	2,912	0.56	5,222	0.62
90-119 days past due	368	0.07	579	0.07
120 days past due or more	—	—	—	—

Total accruing loans	6,557	1.27	14,275	1.70
Non-accrual loans (1)	85,831	16.61	190,016	22.68

Total past due loans	$92,388	17.88%	$204,291	24.38%

(1)	The covered loans balance represents the outstanding balance of loans that would otherwise meet the Company’s definition of non-accrual loans.

Covered loans past due at December 31, 2014 totaled $92 million before discounts, a decrease of $112 million, or 55%, from December 31, 2013. The decrease is consistent with not only the overall decrease in the covered loan portfolio, but also with the steady improvement in asset quality in the covered loan portfolio over time. Past due covered loans at the end of 2014 included $86 million in loans that would otherwise meet the Company’s definition of nonaccrual loans and $6 million in accruing loans past due of which 94% were past due less than 90 days. The indemnification agreements on covered assets include a provision for recapture of a portion of interest if the interest is included in total losses on the covered asset.

Of the $112 million decrease in covered loans past due, loans past due 30 to 89 days decreased $8 million, or 55%, while nonperforming loans (defined as accruing loans greater than 90 days past due and loans that meet the definition of nonaccrual loans) decreased $104 million, or 55%. These decreases were primarily a result of loan payments during the current year, but also include the movement of certain non-single family loans to non-covered acquired loans after the expiration of their loss sharing agreements in 2014.

Of the $445 million in covered assets at December 31, 2014, $184 million lost loss share coverage as of January 1, 2015, while another $26 million will lose loss share coverage by December 31, 2015. The following table provides additional information on the covered assets losing loss share coverage as of January 1, 2015. When the coverage period ends, these assets will be included in asset quality information presented in Table 13 above as part of the non-covered acquired loans.

TABLE 15—COVERED ASSETS BY LOSS SHARE COVERAGE PERIOD

	Covered Assets
	Non-Single Family Residential Loans (Losing Loss Share Coverage as of January 1, 2015)	Non-Single Family Residential Loans (Losing Loss Share Coverage within 12 months)	Single Family Residential Loans (Losing Loss Share Coverage 10 years from Date of Acquisition)
(Dollars in thousands)
Loans, net	$174,711	$22,485	$247,348
Other real estate owned	9,596	3,639	10,461
Allowance for loan losses	(29,771)	(1,710)	(13,283)

Non-accrual loans	$36,755	$2,939	$46,137
Foreclosed assets	825	—	—
Other real estate owned	8,771	3,639	10,462
Accruing loans more than 90 days past due	—	—	368

Nonperforming assets	$46,351	$6,578	$56,967

Total past due loans	$40,629	$2,966	$48,793

NPAs/(Loans + OREO)	25.15%	25.18%	22.10%
(Past Dues & Nonaccruals)/Loans	23.25%	13.19%	19.73%

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

During 2014, the Company did not substantively change any material aspect of its overall approach in the determination of the allowance for credit losses and there have been no material changes in assumptions or estimation techniques as compared to December 31, 2013. However, during the third quarter of 2013, the Company modified its methodology for estimating its allowance for credit losses on its legacy loan portfolio to incorporate practices, processes, and methodologies consistent with the guidance provided in the FRB’s inter-agency policy statement 2006 SR 06-17. The methodology was modified to segregate the RULC, previously included in the Company’s allowance for loan losses, into a separate liability on the Company’s consolidated balance sheets, and to enhance the previous methodology around loss migration.

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

The manner in which the allowance for credit losses is determined is based on the accounting method applied to the underlying loans. The Company delineates between loans accounted for under the contractual yield method, primarily legacy loans, and loans accounted for as purchased impaired loans.

Legacy Loans

Legacy loans represent loans accounted for under the contractual yield method. The Company’s legacy loans include loans originated by the Company. See the “Application of Critical Accounting Policies and Estimates” section for more information.

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

At December 31, 2014, the Company had an allowance for credit losses of $45 million to reserve for probable losses currently in the covered loan portfolio and $9 million to reserve for probable losses currently in the acquired loan portfolio that have arisen after the losses estimated at the respective acquisition dates. Based on facts and circumstances available, management of the Company believes that the allowance for credit losses was appropriate at December 31, 2014 to cover probable losses in the Company’s loan portfolio. However, future adjustments to the allowance may be necessary, and the results of operations could be adversely affected, if circumstances differ substantially from the assumptions used by management in determining the allowance for credit losses.

The following tables set forth the activity in the Company’s allowance for credit losses.

TABLE 16—SUMMARY OF ACTIVITY IN THE ALLOWANCE FOR CREDIT LOSSES

(Dollars in thousands)	2014	2013	2012	2011	2010
Balance at beginning of period	$143,074	$251,603	$193,761	$136,100	$55,768
Transfer of balance to OREO	(7,323)	(28,126)	(27,169)	(17,143)	—
Transfer of balance to the reserve for unfunded commitments	—	(9,828)	—	—	—
Provision charged to operations	19,060	5,145	20,671	25,867	42,451
(Reversal of) Provision recorded through the FDIC loss share receivable	(4,260)	(56,085)	84,085	57,121	64,922
Charge-offs:
Commercial	(16,215)	(19,220)	(16,747)	(9,200)	(23,634)
Residential Mortgage	(811)	(518)	(2,376)	(244)	(1,068)
Consumer	(9,829)	(6,743)	(5,937)	(6,715)	(9,156)

	(26,855)	(26,481)	(25,060)	(16,159)	(33,858)
Recoveries:
Commercial	3,107	3,745	3,293	5,516	4,863
Residential Mortgage	248	765	38	170	77
Consumer	3,080	2,336	1,984	2,289	1,877

	6,435	6,846	5,315	7,975	6,817

Net charge-offs	(20,420)	(19,635)	(19,745)	(8,184)	(27,041)

Allowance for loan losses at end of period	130,131	143,074	251,603	193,761	136,100

Balance at beginning of period	11,147	—	—	—	—
Transfer of balance from the allowance for loan losses	—	9,828	—	—	—
Provision for unfunded lending commitments	654	1,319	—	—	—

Reserve for unfunded lending commitments	11,801	11,147	—	—	—
Allowance for credit losses at end of period	$141,932	$154,221	$251,603	$193,761	$136,100
Allowance for loan losses to nonperforming assets (1) (2)	129.39%	87.54%	88.3%	96.4%	89.9%
Allowance for loan losses to total loans at end of period (2)	0.78	0.82	1.12	1.24	1.40
Net charge-offs to average loans (3)	0.07	0.05	0.07	0.13	0.47

(1)	Nonperforming assets include accruing loans 90 days or more past due.
(2)	The allowance for loan losses in the calculation does not include either the allowance attributable to covered assets or covered loans.
(3)	Net charge-offs exclude charge-offs and recoveries on covered loans and average loans exclude covered loans.

TABLE 17—ALLOCATION OF THE ALLOWANCE FOR CREDIT LOSSES

	2014		2013		2012		2011		2010
	Reserve %	% of Loans	Reserve %	% of Loans	Reserve %	% of Loans	Reserve %	% of Loans	Reserve %	% of Loans
Commercial	70%	69%	69%	72%	71%	73%	73%	73%	59%	69%
Mortgage	7	9	10	6	10	5	11	7	22	10
Consumer	23	22	21	22	19	22	16	20	19	21

Total allowance for credit losses	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%

The allowance for credit losses was $142 million at December 31, 2014, or 1.24% of total loans, $12 million lower than at December 31, 2013. The allowance for credit losses as a percentage of loans was 1.62% at December 31, 2013.

The decrease in the allowance was primarily related to a decrease in reserves on the covered portfolio. The allowance for credit losses on the covered portion of the loan portfolio decreased $26 million primarily due to a change in expected cash flows on certain of the acquired loan pools during 2014. The reserve was adjusted during 2014 to cover the expected losses in these pools.

The allowance for credit losses on the legacy portfolio increased $9 million, or 12%, since December 31, 2013, primarily a result of $1.4 billion in legacy loan growth in 2014. The overall improvement in legacy asset quality over the past 12 months, evidenced by continued lower levels of past due loans, partially offset the additional allowance needed to reserve for legacy loan growth.

The non-covered acquired allowance for credit losses includes a reserve of $9 million for losses probable in those portfolios at December 31, 2014 above estimated expected credit losses at acquisition.

At December 31, 2014 and 2013, the allowance for loan losses covered nonperforming legacy loans 2.1 times and 1.5 times, respectively. Including acquired non-covered loans, the allowance for loan losses covered 66% of total past due and nonaccrual loans at both December 31, 2014 and 2013.

FDIC Loss Share Receivable

As part of the FDIC-assisted acquisitions in 2009 and 2010, the Company recorded a receivable from the FDIC, which represented the fair value of the expected reimbursable losses covered by the loss share agreements as of the acquisition dates. The FDIC loss share receivable decreased $93 million, or 57%, during 2014 due to amortization of $75 million, OREO cash flow improvements of $12 million, impairment due to expected OREO sales moving outside the loss share term of $5 million, and impairment recorded through the loan loss provision due to changes in the timing of estimated cash flows on covered loans of $4 million, which were partially offset by $3 million in net recoveries. See Note 8 to the consolidated financial statements for discussion of the reimbursable loss periods of the loss share agreements.

Based on improving economic trends, their impact on the amount and timing of expected future cash flows, and delays in the foreclosure process, the Company concluded that certain expected losses are probable of not being collected from the FDIC or the customer because such projected losses are anticipated to occur beyond the reimbursable periods of the loss share agreements. In both 2014 and 2013, management concluded that an impairment charge should be recognized in the consolidated financial statements. Therefore, the Company recognized a valuation allowance against the indemnification assets in the amount of $5 million in 2014 and $32 million in 2013 through a charge to net income.

Of the FDIC loss share receivables balance of $70 million at December 31, 2014, approximately $20 million is expected to be collected from the FDIC, $49 million, which represents improvements in cash flows expected to be collected from customers, is expected to be amortized over time, and less than $1 million is expected to be collected in conjunction with OREO transactions. For certain covered assets, loss share coverage expired on January 1, 2015. At December 31, 2014, the FDIC loss share receivables did not include any amounts related to these assets that are expected to be collected from the FDIC or OREO transactions. To the extent that loss share coverage ends prior to triggering events on covered assets that would enable the Company to collect these amounts from the FDIC or OREO transactions, future impairments would be required.

The Company may owe consideration previously received under indemnification agreements to the FDIC under the “clawback” provisions in three of these agreements. The clawback provisions generally stipulate that in the event of not meeting certain thresholds of loss, the Company is required to pay the FDIC a percentage as defined in the respective agreements. Cumulative losses to date under two of these agreements have exceeded the calculated loss amounts, which would result in clawback if not incurred. Previously, the sum of the historical and remaining projected losses under the remaining agreement was in excess of the clawback amount stated in that agreement. For the third agreement, the Company recorded a $0.8 million liability at December 31, 2013 to reserve for the amount of clawback consideration due to the FDIC based on cumulative losses to date. During 2014, based on its estimate of projected net losses, the Company concluded the clawback payment was no longer probable, and reversed the accrued liability through a reduction of non-interest expense in its consolidated statements of comprehensive income for the year ended December 31, 2014. Although no liability for clawback is recorded at December 31, 2014, the future performance of the remaining covered assets (namely improvements in the forms of recoveries and/or reduced losses) for each of the three agreements beyond each agreement’s respective collection period could require the Company to be subject to the clawback provisions for that agreement.

Refer to the “Other Assets” discussion below for additional amounts due from the FDIC related to loss share agreements.

Investment Securities

Investment securities increased by $185 million, or 9%, to $2.3 billion over the past year due to both acquired investment securities and open-market security purchases. Investment securities decreased to 14% of total assets at December 31, 2014 from 16% at December 31, 2013. Investment securities were 15% of average earnings assets in the current year and 16% in 2013. The following table shows the carrying values of securities by category as of December 31 for the years indicated.

TABLE 18—CARRYING VALUE OF SECURITIES

(Dollars in thousands)	2014		2013		2012		2011		2010
Securities available for sale:
U.S. Government-sponsored enterprise obligations	$315,553	14%	$395,561	19%	$285,724	15%	$342,488	17%	$422,800	21%
Obligations of state and political subdivisions	90,190	4	107,479	5	127,075	7	143,805	7	40,169	2
Mortgage-backed securities	1,751,615	77	1,432,278	68	1,330,656	68	1,317,374	66	1,263,869	63
Other securities	1,495	—	1,479	—	1,549	—	1,538	—	2,956	—

	2,158,853	95	1,936,797	92	1,745,004	90	1,805,205	90	1,729,794	86
Securities held to maturity:
U.S. Government-sponsored enterprise obligations	10,000	—	34,478	2	69,949	4	85,172	4	180,479	9
Obligations of state and political subdivisions	77,597	4	84,290	4	88,909	4	81,053	4	75,768	4
Mortgage-backed securities	29,363	1	35,341	2	46,204	2	26,539	2	33,773	1

	116,960	5	154,109	8	205,062	10	192,764	10	290,020	14

	$2,275,813	100%	$2,090,906	100%	$1,950,066	100%	$1,997,969	100%	$2,019,814	100%

All of the Company’s mortgage-backed securities are agency securities. The Company does not hold any Fannie Mae or Freddie Mac preferred stock, corporate equity, collateralized debt obligations, collateralized loan obligations, or structured investment vehicles, nor does it hold any private label collateralized mortgage obligations, sub-prime, Alt-A, or second lien elements in its investment portfolio. At December 31, 2014, the Company’s investment portfolio did not contain any securities that are directly backed by subprime or Alt-A mortgages.

The following table summarizes activity in the Company’s investment securities portfolio during 2014 and 2013. There were no transfers of securities between investment categories during 2014.

TABLE 19—INVESTMENT PORTFOLIO ACTIVITY

(Dollars in thousands)	Available for Sale		Held to Maturity
	2014	2013	2014	2013
Balance at beginning of period	$1,936,797	$1,745,004	$154,109	$205,062
Purchases	703,179	1,026,290	—	5,901
Acquisitions	44,386	—	—	—
Sales, net of gains	(60,931)	(42,400)	—	—
Principal maturities, prepayments and calls, net of gains	(488,699)	(709,977)	(36,180)	(55,649)
Amortization of premiums and accretion of discounts	(12,827)	(17,748)	(969)	(1,205)
Unrealized gains (losses)	36,948	(64,372)	—	—

Balance at end of period	$2,158,853	$1,936,797	$116,960	$154,109

Funds generated as a result of sales and prepayments are used to fund loan growth and purchase other securities. The Company continues to monitor market conditions and take advantage of market opportunities with appropriate risk and return elements.

The Company assesses the nature of the losses in its investment portfolio periodically to determine if there are losses that are deemed other-than-temporary. In its analysis of these securities, management considers numerous factors to determine whether there are instances where the amortized cost basis of the debt securities would not be fully recoverable, including, the length of time and extent to which the fair value of the securities was less than their amortized cost, whether adverse conditions were present in the operations, geographic area, or industry of the issuer, the payment structure of the security, including scheduled interest and principal payments, changes to the rating of the security by a rating agency, and subsequent recoveries or additional declines in fair value after the balance sheet date.

Management believes it has considered these factors, as well as all relevant information available, when determining the expected future cash flows of the securities in question. Based on its analysis, the Company concluded no declines in the market value of the Company’s investment securities are deemed to be other-than-temporary at December 31, 2014 and 2013. Note 5 to the consolidated financial statements provides further information on the Company’s investment securities.

Short-term Investments

Short-term investments result from excess funds invested overnight in interest-bearing deposit accounts at the FRB and the FHLB of Dallas. These balances fluctuate daily depending on the funding needs of the Company and earn interest at the current FHLB and Federal Reserve discount rate. The balance in interest-bearing deposits at other institutions of $296 million at December 31, 2014 increased $143 million, or 94%, from December 31, 2013. The primary cause was the Company’s increase in deposits over the past 12 months, offset partially from the use of available cash to purchase higher-yielding investment securities, fund loan growth, and pay down its long-term debt, all in an attempt to improve its net interest margin. The Company’s cash activity is further discussed in the “Liquidity” section below.

Other Assets

The following table details other asset balances as of December 31:

TABLE 20—OTHER ASSETS COMPOSITION

						2014 vs. 2013
(Dollars in thousands)	2014	2013	2012	2011	2010	$ Change	% Change
Other Earning Assets
FHLB and FRB stock	$74,130	$53,773	$46,216	$60,155	$57,280	$20,357	38%
Fed funds sold and financing transactions	—	—	4,875	—	9,038	—	—
Other interest-earning assets (1)	5,412	3,412	3,412	3,412	3,358	2,000	59

Total other earning assets	79,542	57,185	54,503	63,567	69,676	22,357	39
Non-Earning Assets
Premises and equipment	307,159	287,510	303,523	285,607	208,403	19,649	7
Bank-owned life insurance	122,573	104,203	100,556	96,876	72,536	18,370	18
Goodwill	517,526	401,872	401,872	369,811	234,228	115,654	29
Core deposit intangibles	19,595	14,622	19,122	24,021	22,975	4,973	34
Title plant and other intangible assets	7,511	7,439	7,660	7,911	6,722	72	1
Accrued interest receivable	37,696	32,143	32,183	36,006	34,250	5,553	17
Other real estate owned	53,947	99,173	121,536	125,046	69,218	(45,226)	(46)
Derivative market value	32,903	30,076	42,119	33,026	37,320	2,827	9
Investment in tax credit entities	139,326	132,487	137,508	120,247	114,751	6,839	5
Other non-earning assets	96,307	76,839	50,532	85,412	89,088	19,468	25

Total non-earning assets	1,334,543	1,186,364	1,216,611	1,183,963	889,491	148,179	12

Total other assets	$1,414,085	$1,243,549	$1,271,114	$1,247,530	$959,167	$170,536	14%

(1)	Other interest-earning assets are composed primarily of trust preferred common securities.

The $20 million increase in FHLB and FRB stock was the result of $9 million in acquired stock, as well as $11 million in net stock purchases during 2014.

Fed funds sold and financing transactions represent short-term excess liquidity, and the balance varies based on the daily liquidity requirements needed by the Company and its subsidiaries for loan growth and other operating activities. There were no fed funds sold or financing transactions at December 31, 2014 or 2013.

Premises and equipment increased $20 million as a result of $24 million in acquired property and equipment from Teche, First Private, and Trust One-Memphis. Current period depreciation expense recorded on the assets in service and former bank properties moved to OREO partially offset the acquired premises and equipment.

Bank-owned life insurance increased $18 million as a result of $15 million in acquired policies from Teche and income earned on the outstanding policies during the year.

Core deposit intangibles increased $5 million during the current year, the result of an additional $11 million in core deposit intangibles recorded as part of the Trust One-Memphis, Teche and First Private acquisitions, which was partially offset by amortization expense recorded during 2014.

Other real estate includes all real estate, other than bank premises used in bank operations, which is owned or controlled by the Company, including real estate acquired in settlement of loans and former bank premises no longer used. The $45 million decrease in OREO from December 31, 2013 was a result of the sale of OREO properties. Covered OREO properties at December 31, 2014 were $24 million, 62% lower than at the end of 2013. Non-covered OREO decreased $7 million, or 19%, and was primarily a result of the sales of non-covered OREO properties during 2014 outpacing increases from the acquisition of $2 million from Teche and Trust One-Memphis and the movement of $9 million in former bank properties to OREO.

The increase in the market value of the Company’s derivatives was the result of both the change in value of existing derivatives from December 31, 2013 and an increase in derivative activity.

Investments in tax credit entities increased $7 million as a result of additional low-income housing tax credit investments totaling $10 million in 2014, partially offset by the amortization of tax credits as they are recognized in the Company’s income tax provision calculation.

The $20 million increase in other non-earning assets since December 31, 2013 was primarily the result of a $16 million increase in the Company’s net tax accounts as a result of excess tax payments made, as well as additional deferred tax assets arising from acquisitions. Also affecting other assets was a $3 million increase in deferred compensation assets held that are related to current year employee compensation deferrals.

FUNDING SOURCES

Deposits obtained from clients in its primary market areas are the Company’s principal source of funds for use in lending and other business purposes. The Company attracts local deposit accounts by offering a wide variety of products, competitive interest rates and convenient branch office locations and service hours. Increasing core deposits through acquisitions and the development of client relationships is a continuing focus of the Company. Short-term and long-term borrowings have become an important funding source as the Company has grown. Other funding sources include subordinated debt and shareholders’ equity. Refer to the “Liquidity” section below for further discussion of the Company’s funding sources. The following discussion highlights the major changes in the mix of deposits and other funding sources during 2014.

Deposits

The Company’s ability to attract and retain customer deposits is critical to the Company’s continued success. During 2014, total deposits increased $1.8 billion, or 17%, totaling $12.5 billion at December 31, 2014. On average, total deposits increased $936 million, or 9%, from 2013. Total non-interest-bearing deposits increased $619 million, or 24%, and interest-bearing deposits increased $1.2 billion, or 14%, from December 31, 2013. Acquired deposits of $1.1 billion from Teche, First Private, and Trust One-Memphis accounted for the majority of the increase from year-end, while $640 million, or 36% of the total growth from December 31, 2013, was a result of organic deposit growth.

The following table and chart set forth the composition of the Company’s deposits as of December 31:

TABLE 21—DEPOSIT COMPOSITION BY PRODUCT

											2014 vs. 2013
(Dollars in thousands)	2014		2013		2012		2011		2010		$ Change	% Change
Non-interest-bearing deposits	$3,195,430	26%	$2,575,939	24%	$1,967,662	18%	$1,485,058	16%	$878,768	11%	$619,491	24%
NOW accounts	2,462,841	20	2,283,491	22	2,523,252	24	1,876,797	20	1,281,825	16	179,350	8%
Money market accounts	4,168,504	33	3,779,581	35	3,738,480	35	3,049,151	33	2,660,702	34	388,923	10%
Savings accounts	577,513	4	387,397	3	364,703	3	332,351	3	249,412	3	190,116	49%
Certificates of deposit	2,116,237	17	1,710,592	16	2,154,180	20	2,545,656	28	2,844,399	36	405,645	24%

Total deposits	$12,520,525	100%	$10,737,000	100%	$10,748,277	100%	$9,289,013	100%	$7,915,106	100%	$1,783,525	17%

From a product perspective, interest-bearing core deposits increased $758 million, while time deposits increased $406 million. Certificates of deposit in denominations of $100,000 and over increased $174 million, or 19%, to $1.1 billion at December 31, 2014.

From a market perspective, total deposit growth was seen primarily in the Houston, Acadiana, Huntsville, and Birmingham markets. Houston’s customer deposits increased $126 million, or 14%, during 2014, while total deposits in the Acadiana market increased $148 million, or 7%, since the end of 2013. Huntsville, Alabama had year-to-date customer deposit growth of $58 million, or 92%. The Birmingham market had total customer deposit growth of $54 million, or 12%. Total deposit growth was offset, however, by deposit runoff in the Sarasota, Florida market ($39 million) and Southeast Florida ($17 million).

The following table details large-denomination certificates of deposit by remaining maturity dates at December 31.

TABLE 22—REMAINING MATURITIES OF CDS $100,000 AND OVER

(Dollars in thousands)	2014		2013		2012		2011		2010
3 months or less	$204,041	19%	$256,931	28%	$265,558	23%	$316,771	23%	$361,761	24%
3 – 12 months	547,876	51	452,005	50	572,734	50	731,996	53	764,771	51
12 – 36 months	274,038	25	157,430	17	227,072	20	213,865	16	305,257	20
More than 36 months	54,844	5	39,976	5	81,151	7	114,999	8	82,245	5

Total CDs $100,000 and over	$1,080,799	100%	$906,342	100%	$1,146,515	100%	$1,377,631	100%	$1,514,034	100%

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

TABLE 23—REPURCHASE TRANSACTIONS

(Dollars in thousands)	2014	2013
Average balance	$282,596	$290,209
Ending balance	242,742	305,344

Total short-term borrowings increased $165 million, or 24%, from December 31, 2013, to $846 million at the end of 2014, a result of both acquired short-term borrowings from Teche and First Private and an additional $228 million in advances outstanding which were originated by the Company. The Company borrowed these funds in order to manage its liquidity as it funded loan growth in 2014. On an average basis, short-term borrowings increased $479 million, or 158%, from 2013. The increase in the average outstanding balance was largely due to the FHLB advances outstanding at December 31, 2014, as management’s decision has typically been to use available cash to reduce higher-cost funding sources and to fund loan growth.

Total short-term borrowings were 6% of total liabilities and 68% of total borrowings at December 31, 2014 compared to 6% and 71%, respectively, at December 31, 2013. On an average basis, short-term borrowings were 6% of total liabilities and 70% of total borrowings in 2014, compared to 3% and 49%, respectively, during 2013.

The weighted average rate paid on short-term borrowings was 0.17% during 2014, up one basis point compared to 0.16% in 2013.

For additional information on the Company’s short-term borrowings, see Note 15 of the consolidated financial statements.

Long-term Debt

The Company’s long-term borrowings increased $123 million, or 44%, from December 31, 2013, a result of acquired Teche and First Private debt, offset partially by the scheduled repayment of a portion of the Company’s long-term FHLB advances during 2014. The Company also chose to enter into some long-term debt positions during 2014 to help manage the Bank’s interest rate risk position.

On average, long-term debt increased to $335 million in 2014, $18 million, or 6%, higher than for the twelve months of 2013. Average long-term debt was 3% of total liabilities during the current year, consistent with the average during 2013. On a period-end basis, long-term debt was 3% of total liabilities at December 31, 2014, an increase from 2% of total liabilities at December 31, 2013.

Long-term debt at December 31, 2014 included $211 million in fixed-rate advances from the FHLB of Dallas that cannot be prepaid without incurring substantial penalties. The remaining debt consisted of $112 million of the Company’s junior subordinated deferrable interest debentures, and $81 million in notes payable on investments in new market tax credit entities. The debentures are issued to statutory trusts that were funded by the issuance of floating rate capital securities of the trusts and qualify as Tier 1 Capital for regulatory purposes. Interest is payable quarterly and may be deferred at any time at the election of the Company for up to 20 consecutive quarterly periods. During any deferral period, the Company is subject to certain restrictions, including being prohibited from declaring dividends to its common shareholders. The securities are redeemable by the Company in whole or in part after five years, or earlier under certain circumstances. For additional information, see Note 16 of the consolidated financial statements.

CAPITAL RESOURCES

Federal regulations impose minimum regulatory capital requirements on all institutions with deposits insured by the FDIC. The FRB imposes similar capital regulations on bank holding companies. Compliance with bank and bank holding company regulatory capital requirements, which include leverage and risk-based capital guidelines, are monitored by the Company on an ongoing basis. Under the risk-based capital method, a risk weight is assigned to balance sheet and off-balance sheet items based on regulatory guidelines. At December 31, 2014 and 2013, the Company exceeded all required regulatory capital ratios, and the Company’s regulatory capital ratios and those of IBERIABANK were also in excess of the levels established for “well-capitalized” institutions, as shown in the following table and chart.

TABLE 24—REGULATORY CAPITAL RATIOS

Ratio	Entity	Well- Capitalized Minimums	December 31, 2014	December 31, 2013
			Actual	Actual
Tier 1 Leverage	IBERIABANK Corporation	5.00%	9.36%	9.70%
	IBERIABANK	5.00	8.44	8.46
Tier 1 risk-based capital	IBERIABANK Corporation	6.00	11.18	11.57
	IBERIABANK	6.00	10.08	10.08
Total risk-based capital	IBERIABANK Corporation	10.00	12.31	12.82
	IBERIABANK	10.00	11.21	11.33

The decrease in IBERIABANK Corporation’s risk-based capital ratio from December 31, 2013 was primarily the result of the Company’s acquisitions of Teche and First Private, as well as the deployment of excess liquidity into loans and other investments that carried a higher risk rating. Also affecting capital ratios at December 31, 2014 was a decrease in covered assets, which typically are assigned a lower risk rating.

At both December 31, 2014 and 2013, $109 million of the Company’s junior subordinated debt was included as Tier 1 capital in the Company’s risk-based capital ratios above. Due to the Company’s acquisitions of Teche and First Private during the second quarter of 2014, the Company will begin to phase out its junior subordinated debt from Tier 1 capital. Effective January 1, 2015, 50% of the Company’s junior subordinated debt will be excluded from Tier 1 capital. The remaining 50% will be excluded effective January 1, 2016. Once excluded from Tier 1 capital, the Company’s junior subordinated debt will be included as Tier 2 capital, a component of total risk-based capital above. Although the phase-out of the Company’s junior subordinated debt is not expected to impact its total risk-based capital ratio, the Company estimates that the phase-out would have lowered its consolidated Tier 1 leverage ratio and Tier 1 risk-based capital ratio at December 31, 2014 by 36 basis points and 54 basis points, respectively.

By the end of 2015, the Company’s loss-share protection on certain acquired non-single family loans associated with its FDIC-assisted transactions will expire, which will increase the risk weighting associated with these assets, generally from a weighting of 20% to 100%. The effect of this increase in risk weighting would have decreased the Company’s consolidated total risk-based capital ratio at December 31, 2014 by 12 basis points.

Although the impact of the phase-out of junior subordinated debt and the expiration of loss share coverage is expected to decrease certain capital ratios, the Company does not expect these events to impact its ability to meet minimum capital ratios to designate the Company or IBERIABANK as “well capitalized”.

Regulatory Developments

In July 2013, the U.S. banking regulatory agencies, including the FRB, approved a final rule to implement the revised capital adequacy standards of the BCBS or Basel III, and to address relevant provisions of the Dodd-Frank Act. The Company and IBERIABANK became subject to the new rules on January 1, 2015. Certain provisions of the new rules will be phased in from that date to January 1, 2019.

The final rules:

•	Permit banking organizations that had less than $15 billion in total consolidated assets as of December 31, 2009, to include as Tier 1 capital trust preferred securities and cumulative perpetual preferred stock that were issued and included as Tier 1 capital prior to May 19, 2010, subject to a limit of 25% of Tier 1 capital elements, excluding any non-qualifying capital instruments and after all regulatory capital deductions and adjustments have been applied to Tier 1 capital,

•	Establish new qualifying criteria for regulatory capital, including new limitations on the inclusion of deferred tax assets and mortgage servicing rights,

•	Require a minimum ratio of common equity Tier 1, or CET1, capital to risk-weighted assets of 4.5%,

•	Increase the minimum Tier 1 capital to risk-weighted assets ratio requirements from 4% to 6%,

•	Retain the minimum total capital to risk-weighted assets ratio requirement of 8%,

•	Establish a minimum leverage ratio requirement of 4%,

•	Retain the existing regulatory capital framework for 1-4 family residential mortgage exposures,

•	Implement a new capital conservation buffer requirement for a banking organization to maintain a CET1 capital ratio more than 2.5% above the minimum CET1 capital, Tier 1 capital and total risk-based capital ratios in order to avoid limitations on capital distributions, including dividend payments, and certain discretionary bonus payments to executive officers. The capital conservation buffer requirement will be phased in beginning on January 1, 2016 at 0.625%, and will be fully phased in at 2.50% by January 1, 2019. A banking organization with a buffer of less than the required amount would be subject to increasingly stringent limitations on such distributions and payments as the buffer approaches zero. The new rule also generally prohibits a banking organization from making such distributions or payments during any quarter if its eligible retained income is negative and its capital conservation buffer ratio was 2.5% or less at the end of the previous quarter. The eligible retained income of a banking organization is defined as its net income for the four calendar quarters preceding the current calendar quarter, based on the organization’s quarterly regulatory reports, net of any distributions and associated tax effects not already reflected in net income,

•	Increase capital requirements for past-due loans, high volatility commercial real estate exposures, and certain short-term commitments and securitization exposures,

•	Expand the recognition of collateral and guarantors in determining risk-weighted assets, and

•	Remove references to credit ratings consistent with the Dodd-Frank Act and establish due diligence requirements for securitization exposures.

Management continues to evaluate the provisions of the final rules and their expected impact on the Company and IBERIABANK. Management believes that at December 31, 2014, the Company and IBERIABANK would have met all new capital adequacy requirements on a fully phased-in basis if such requirements were then effective. There can be no assurances that the Basel III capital rules will not be revised before the effective date and expiration of the phase-in periods.

RESULTS OF OPERATIONS

The Company reported income available to common shareholders of $105 million, $65 million, and $76 million for the years ended December 31, 2014, 2013, and 2012, respectively. EPS on a diluted basis were $3.30 for 2014, $2.20 for 2013, and $2.59 for 2012.

In 2014, net interest income increased $70 million, or 18%, over 2013, as interest income increased $68 million, or 15%, and interest expense decreased $2 million, or 5%. Net interest income increased both as a result of an increase in the average earning asset yield and a decrease in the cost of interest-bearing liabilities. Additional customer loan volume in 2014 also contributed to the improvement in interest income from 2013. Income available to common shareholders was negatively impacted by a $14 million increase in the provision for loan losses, but was positively impacted by a $5 million increase in non-interest income, the drivers of which are discussed below in the “Non-interest Income” section of the discussion.

Income tax expense increased $19 million primarily due to higher income in 2014 when compared to 2013. During 2014, the Company also realized $3 million in tax benefits as a result of amending previously filed tax returns for federal and state tax credits not previously claimed.

The following discussion provides additional information on the Company’s operating results for the years ended December 31, 2014, 2013, and 2012, segregated by major income statement caption.

Net Interest Income

Net interest income is the difference between interest realized on earning assets and interest paid on interest-bearing liabilities and is also the driver of core earnings. As such, it is subject to constant scrutiny by management. The rate of return and relative risk associated with earning assets are weighed to determine the appropriateness and mix of earning assets. Additionally, the need for lower cost funding sources is weighed against relationships with clients and future growth opportunities. The Company’s net interest spread, which is the difference between the yields earned on average earning assets and the rates paid on average interest-bearing liabilities, was 3.40%, 3.26%, and 3.43%, during the years ended December 31, 2014, 2013, and 2012, respectively. The Company’s net interest margin on a taxable equivalent (“TE”) basis, which is net interest income (TE) as a percentage of average earning assets, was 3.51%, 3.38%, and 3.58%, respectively, for the same periods.

The following table sets forth information regarding (i) the total dollar amount of interest income from earning assets and the resultant average yields; (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average rates; (iii) net interest income; (iv) net interest spread; and (v) net interest margin. Information is based on average daily balances during the indicated periods. Investment security market value adjustments and trade-date accounting adjustments are not considered to be earning assets and, as such, the net effect is included in non-earning assets.

TABLE 25—AVERAGE BALANCES, NET INTEREST INCOME AND INTEREST YIELDS / RATES

	2014			2013			2012
(Dollars in thousands)	Average Balance	Interest Income/ Expense	Yield/ Rate	Average Balance	Interest Income/ Expense	Yield/ Rate	Average Balance	Interest Income/ Expense	Yield/ Rate
Earning Assets:
Loans receivable:
Commercial loans	$7,284,247	$359,801	4.95%	$6,386,364	$350,451	5.50%	$5,703,163	$373,497	6.54%
Mortgage loans	869,510	44,563	5.13%	520,872	30,598	5.87%	442,088	33,247	7.52%
Consumer and other loans	2,310,339	122,342	5.30%	1,954,766	107,887	5.52%	1,700,427	107,192	6.30%

Total loans (1) (2)	10,464,096	526,706	5.04%	8,862,002	488,936	5.53%	7,845,678	513,936	6.54%
Loans held for sale	130,425	5,153	3.95%	144,961	5,108	3.52%	162,053	5,318	3.28%
Investment securities	2,148,963	44,677	2.23%	2,081,523	38,230	2.01%	1,959,754	41,265	2.31%
FDIC loss share receivable	120,567	(74,617)	-61.04%	266,856	(97,849)	-36.16%	485,270	(118,100)	-23.94%
Other earning assets	371,490	2,896	0.78%	380,050	2,772	0.73%	379,660	2,781	0.73%

Total earning assets	13,235,541	504,815	3.85%	11,735,392	437,197	3.78%	10,832,415	445,200	4.16%
Allowance for loan losses	(134,830)			(184,217)			(184,127)
Nonearning assets	1,531,974			1,452,813			1,448,684

Total assets	$14,632,685			$13,003,988			$12,096,972

Interest-bearing liabilities
Deposits:
NOW accounts	$2,240,137	6,006	0.27%	$2,337,831	7,557	0.32%	$2,035,544	7,475	0.37%
Savings and money market accounts	4,616,026	12,802	0.28%	4,207,343	11,685	0.28%	3,661,697	17,034	0.47%
Certificates of deposit	1,889,858	14,282	0.76%	1,964,702	16,604	0.85%	2,302,081	24,855	1.08%

Total interest-bearing deposits	8,746,021	33,090	0.38%	8,509,876	35,846	0.42%	7,999,322	49,364	0.62%
Short-term borrowings	782,033	1,364	0.17%	303,352	490	0.16%	284,201	650	0.22%
Long-term debt	335,211	10,250	3.02%	316,775	10,617	3.31%	431,133	13,436	3.07%

Total interest-bearing liabilities	9,863,265	44,704	0.45%	9,130,003	46,953	0.51%	8,714,656	63,450	0.73%

Noninterest-bearing demand deposits	2,916,509			2,216,959			1,718,849
Noninterest-bearing liabilities	144,861			129,833			149,950

Total liabilities	12,924,635			11,476,795			10,583,455
Shareholders’ equity	1,708,050			1,527,193			1,513,517

Total liabilities and shareholders’ equity	$14,632,685			$13,003,988			$12,096,972

Net earning assets	$3,372,276			$2,605,389			$2,117,759

Net interest spread		$460,111	3.40%		$390,244	3.26%		$381,750	3.43%

Net interest income (TE) / Net interest margin (TE)		$468,720	3.51%		$399,696	3.38%		$391,409	3.58%

(1)	Total loans include nonaccrual loans for all periods presented.
(2)	Interest income includes loan fees of $2 million, $3 million and $3 million for the years ended December 31, 2014, 2013 and 2012, respectively.
(3)	Taxable equivalent yields are calculated using a marginal tax rate of 35%.

Net interest income increased $70 million to $460 million in 2014 when compared to 2013. The improvement in net interest income was the result of a $1.5 billion increase in average earning assets and a seven basis point improvement in earning asset yield, as well as a six basis point decrease in the average cost of interest-bearing liabilities. These improvements were offset by a $733 million, or 8%, increase in the average balance of interest-bearing liabilities. The average balance sheet growth over the past twelve months is primarily a result of growth in both earning assets and deposits.

Average loans made up 79% and 76% of average earning assets in 2014 and 2013, respectively. Average loans increased $1.6 billion, or 18%, from 2013 to 2014 as a result of loan growth in the non-covered loan portfolio. Investment securities made up 16% of average earning assets during the current year, compared to 18% during the same period of 2013.

Average interest-bearing deposits made up 89% of average interest-bearing liabilities during 2014, down from 93% during the twelve months of 2013. Average short-term borrowings and long-term debt made up 8% and 3% of average interest-bearing liabilities, respectively, in 2014, respectively, compared to 3% for both during 2013.

The seven basis point increase in yield on total earning assets between 2014 and 2013 was driven by higher yields on the Company’s investment portfolio, held for sale loans, and other earnings assets, but was partially offset by a two basis point decrease in loan yield, net of amortization of the Company’s FDIC loss share receivable (that results in a negative yield for this asset). As expected cash flow on the covered loan and OREO portfolios increases, the carrying value of the FDIC loss share receivable decreases, with the difference recorded as an adjustment to earnings.

The following table sets forth information regarding average loan balances and average yields, segregated into the covered and non-covered portfolio, for the periods indicated. Information on the Company’s covered loan portfolio is presented both with and without the yield on the FDIC loss share receivable.

TABLE 26—AVERAGE LOAN BALANCE AND YIELDS

	Years Ended December 31
	2014		2013		2012
(Dollars in thousands)	Average Balance	Average Yield	Average Balance	Average Yield	Average Balance	Average Yield
Legacy loans	$8,860,141	4.00%	$7,532,732	4.12%	$6,011,544	4.35%
Acquired loans	1,020,134	6.98	425,830	8.09	639,940	6.36

Non-covered loans	9,880,275	4.31	7,958,562	4.41	6,651,484	4.63

Covered loans	583,821	16.50	903,440	15.34	1,194,194	17.22
FDIC loss share receivables	120,567	(61.04)	266,856	(36.16)	485,270	(23.94)

Covered loans, net of FDIC loss share receivables	704,388	3.23	1,170,296	3.59	1,679,464	5.32

Total loans and FDIC loss share receivables	$10,584,663	4.29%	$9,128,858	4.31%	$8,330,948	4.77%

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

TABLE 27—SUMMARY OF CHANGES IN NET INTEREST INCOME

	2014/2013			2013/2012
	Change Attributable To			Change Attributable To
(Dollars in thousands)	Volume	Rate	Net Increase (Decrease)	Volume	Rate	Net Increase (Decrease)
Earning assets:
Loans receivable:
Commercial loans (TE)	$48,269	$(38,919)	$9,350	$41,070	$(64,116)	$(23,046)
Mortgage loans	18,286	(4,321)	13,965	5,344	(7,993)	(2,649)
Consumer and other loans	18,566	(4,111)	14,455	13,828	(13,133)	695
Loans held for sale	(540)	585	45	(585)	375	(210)
Investment securities (TE)	773	5,674	6,447	1,926	(4,961)	(3,035)
FDIC loss share receivable	70,004	(46,772)	23,232	66,141	(45,890)	20,251
Other earning assets	767	(643)	124	(392)	383	(9)

Net change in income on earning assets	156,125	(88,507)	67,618	127,332	(135,335)	(8,003)
Interest-bearing liabilities:
Deposits:
NOW accounts	(305)	(1,246)	(1,551)	1,037	(955)	82
Savings and money market accounts	1,821	(704)	1,117	1,875	(7,224)	(5,349)
Certificates of deposit	(615)	(1,707)	(2,322)	(3,324)	(4,927)	(8,251)
Borrowings	1,523	(1,016)	507	(3,756)	777	(2,979)

Net change in expense on interest-bearing liabilities	2,424	(4,673)	(2,249)	(4,168)	(12,329)	(16,497)

Change in net interest spread	$153,701	$(83,834)	$69,867	$131,500	$(123,006)	$8,494

Interest income includes income earned on interest-earning assets as well as applicable loan fees earned. Interest income that would have been earned on nonaccrual loans had they been on accrual status is not included in the data reported above.

For the year ended December 31, 2014, earning asset volume, both for acquired earnings assets and organic growth, drove the $68 million increase in interest income. Average loan balances increased $1.6 billion, 18%, over 2013 and can be attributed to the non-covered loan growth, as well as loans acquired from Trust One, Teche, and First Private. Covered loan yields, net of amortization, decreased 36 basis points during the current year. Interest income was also impacted in the current year by a ten basis point decrease in the yield on the Company’s non-covered loan portfolio.

In addition to loan volume increases, interest income growth was also a result of both a 22 basis point increase in the yield on investment securities and an increase in average investment securities of $67 million, or 3%, between 2013 and 2014.

Driven by a decrease of six basis points in the rate paid on interest-bearing liabilities during the current year, interest expense decreased $2 million, or 5%, from 2013. Despite an increase of $236 million in average interest-bearing deposits (a result of both acquired deposits and organic deposit growth), interest expense on deposits decreased 8%, or $3 million, from 2013, as the average rate paid on these deposits decreased to 0.38% for the twelve months of 2014, a four basis point decline. Higher-yielding time deposits across many markets either matured or were repriced during 2014, driving the expense and rate decreases. Interest expense on the Company’s short-term and long-term borrowings, however, increased from 2013, due to a $479 million increase in average short-term borrowings and an $18 million increase in average long-term borrowings offset by a 29 basis point decrease in the rate paid on long-term debt.

Between 2012 and 2013, the decrease in yield on total earning assets was driven by lower yields on the Company’s loan and investment security portfolios, as well as a higher rate of amortization of the Company’s FDIC loss share receivable.

For the year ended December 31, 2013, the decrease in the rates earned on the Company’s assets drove the $8 million decrease in interest income, but average balance increases in the largest components of earning assets partially offset these rate decreases. Average loan balances increased $1.0 billion, or 13%, over 2012 and was attributable to the non-covered loan growth since December 31, 2012. Covered loan yields net of amortization decreased 173 basis points during 2013. Interest income was also impacted by a decrease in the yield on the Company’s non-covered loan portfolio from 2012 to 2013 of 22 basis points to 4.41%. The total yield of the loan portfolio when including the loss share receivable was 4.31% in 2013, 46 basis points lower than in 2012, which offset the income earned on loan volume increases over 2012.

Interest income between 2012 and 2013 was also impacted by a 30 basis point decrease in the yield on investment securities. Average year-to-date investment securities increased $122 million between 2012 and 2013, partially offsetting the effect the yield decline had on interest income.

Interest expense in 2013 decreased $16 million, or 26%, from 2012. Despite an increase of $511 million in average interest-bearing deposits, interest expense on deposits decreased 27%, or $14 million, from 2012, as the average rate paid on these deposits decreased to 0.42% for the twelve months of 2013, a 20 basis point decline from 2012. Similar to 2014, higher-yielding time deposits across many markets either matured or were repriced during 2013, driving the expense and rate decreases. In 2013, interest expense on the Company’s short-term borrowings and long-term debt also decreased from 2012. Short term borrowings increased $19 million on average, offset by a six basis point decline in the rate paid. Average long-term debt decreased $114 million, however, the rate paid increased by 24 basis points.

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

On a consolidated basis, the Company recorded a provision for loan losses of $19 million for the year ended December 31, 2014, a $14 million increase from the provision recorded for the same period of 2013. The Company also recorded a provision for unfunded lending commitments of $1 million during the current year, included in “Credit and other loan-related expense” in the Company’s consolidated statement of comprehensive income. As a result, the Company’s total provision for credit losses was $20 million in 2014, $13 million, or 205%, above the provision recorded in 2013. The Company’s total provision for 2014 included provision for changes in expected cash flows on the acquired loan portfolios (covered and non-covered) of $5 million and a $14 million provision recorded on legacy loans, based primarily on loan growth. The total provision was limited in 2014 by an improvement in legacy portfolio asset quality over the past 12 months, as demonstrated by a decrease in non-accrual loans and low multi-year net charge-off trends relative to historical periods.

Total non-covered loans past due, including nonaccrual loans, totaled $130 million at December 31, 2014, or 118 basis points of non-covered loans, a decrease of seven basis points from December 31, 2013. On the same basis, legacy loans past due were 0.67% of total legacy loans at December 31, 2014, an improvement of 13 basis points from December 31, 2013.

Net charge-offs on the legacy portfolio were $5 million year-to-date, for a net charge-off percentage of 0.06%, relatively flat with 2013. The net charge-offs in 2014 were a result of $11 million in charge-offs and $6 million in recoveries.

The Company believes the allowance was appropriate at December 31, 2014 and 2013 to cover probable losses in the loan portfolio. The allowance for loan losses as a percentage of outstanding loans, net of unearned income, decreased 37 basis points from 1.51% at December 31, 2013 to 1.14% at December 31, 2014.

The allowance for loan losses for the legacy portfolio was 0.79% of legacy loans at December 31, 2014 and 0.81% at December 31, 2013. On the same basis, the Company’s allowance for loan losses to total nonperforming legacy loans at December 31, 2014 was 213% compared to 150% at 2013.

Non-interest Income

The Company’s operating results for the year ended December 31, 2014 included non-interest income of $174 million compared to $169 million and $176 million for the same periods of 2013 and 2012, respectively. The increase in non-interest income from 2013 was primarily a result of an increase in service charges on deposit accounts, ATM/debit card fee income, BOLI income and broker commissions. Non-interest income growth has been a management focus in response to a challenging interest rate environment. As a result, the Company has continued to increase its investments in its wealth management, trust, and brokerage businesses in order to improve its non-interest income. Non-interest income as a percentage of total gross revenue (defined as total interest and non-interest income) in 2014 was 26% compared to 28% of total gross revenue in the prior year. Excluding mortgage income, other non-interest income for the year ended December 31, 2014 increased to 18% of total gross revenue from 17% for the same period of 2013.

The following table illustrates the primary components of non-interest income.

TABLE 28—NON-INTEREST INCOME

				2014 vs. 2013		2013 vs. 2012
(Dollars in thousands)	2014	2013	2012	$ Change	% Change	$ Change	% Change
Service charges on deposit accounts	$35,573	$28,871	$26,852	$6,702	23%	$2,019	8%
Mortgage income	51,797	64,197	78,053	(12,400)	(19)	(13,856)	(18)
Title revenue	20,492	20,526	20,987	(34)	—	(461)	(2)
ATM/debit card fee income	12,023	9,510	8,978	2,513	26	532	6
Income from bank-owned life insurance	5,473	3,647	3,680	1,826	50	(33)	(1)
Gain on sale of available for sale investments	771	2,277	3,739	(1,506)	(66)	(1,462)	(39)
Broker commission income	18,783	16,333	13,446	2,450	15	2,887	21
Trust income	6,019	5,536	4,330	483	9	1,206	28
Credit card income	9,718	6,298	4,833	3,420	54	1,465	30
Other income	12,979	11,763	11,099	1,216	10	664	6

	$173,628	$168,958	$175,997	$4,670	3%	$(7,040)	(4)%

Service charges on deposit accounts increased $7 million in 2014 over the prior year and $2 million between 2012 and 2013 due primarily to an increase in service charge fees and NSF charges. Customers increased as a result of the Trust One, Teche and First Private acquisitions in 2014.

In 2014, IMC sales volume slowed, which resulted in a $12 million decrease in mortgage income from the twelve months ended December 31, 2013. Sales proceeds decreased $604 million, or 26%, while derivative valuation adjustments were $6 million lower than the year ended December 31, 2013. Between 2013 and 2012, the volume of sales decreased $68 million, or 3%, along with lower margins on those sales of mortgage loans.

Other fluctuations in non-interest income included increases from ATM/debit card fee income, brokerage commissions, BOLI income and credit card income offset partially by a decrease in the gain on available for sale investments.

Non-interest Expense

The Company’s results for 2014 included non-interest expenses of $474 million, which were $1 million higher than non-interest expenses in 2013. Ongoing attention to expense control is part of the Company’s corporate culture. However, the Company’s continued focus on growth through acquisitions, product expansion, and operational investments have caused related increases in several components of non-interest expense. The Company currently operates 280 combined offices, an increase of 13 offices from December 31, 2013 after adjusting for closed or consolidated branches and offices.

In the current year, the increase in non-interest expenses over 2013 was primarily a result of direct merger-related expenses and expense increases as a result of the Company’s three acquisitions in 2014. Excluding merger-related and other non-operating expenses (see Table 4), non-interest expense would have increased $17 million, or 4%, an increase more representative of the Company’s growth over the past 12 months. For the year, the Company’s efficiency ratio was 74.9%, but excluding non-operating income and expenses, the Company’s operating efficiency ratio would have been 69.4%, compared to 74.6% in 2013.

The following table illustrates the primary components of non-interest expense.

TABLE 29—NON-INTEREST EXPENSE

				2014 vs. 2013		2013 vs. 2012
(Dollars in thousands)	2014	2013	2012	$ Change	% Change	$ Change	% Change
Salaries and employee benefits	$259,086	$244,981	$233,777	$14,105	6%	$11,204	5%
Net occupancy and equipment	59,571	58,037	54,672	1,534	3	3,365	6
Communication and delivery	12,029	12,024	12,671	5	—	(647)	(5)
Marketing and business development	11,707	10,143	12,546	1,564	15	(2,403)	(19)
Data processing	27,249	17,853	15,590	9,396	53	2,263	15
Amortization of acquisition intangibles	5,807	4,720	5,150	1,087	23	(430)	(8)
Professional services	18,975	18,217	21,095	758	4	(2,878)	(14)
Costs of OREO, net	2,748	1,943	6,352	805	41	(4,409)	(69)
Credit and other loan-related expense	13,692	15,931	18,095	(2,239)	(14)	(2,164)	(12)
Insurance	14,359	11,272	10,771	3,087	27	501	5
Travel and entertainment	9,033	8,126	9,563	907	11	(1,437)	(15)
Impairment of FDIC loss share receivables and other long-lived assets	6,437	37,893	2,902	(31,456)	(83)	34,991	1,206
Other expenses	33,786	31,945	29,001	1,841	6	2,944	10

	$474,479	$473,085	$432,185	$1,394	—%	$40,900	9%

Salaries and employee benefits increased $14 million in 2014 when compared to 2013, primarily the result of increased staffing due to the growth of the Company, specifically from the three completed acquisitions during the year. The Company had 2,757 full-time equivalent employees at the end of 2014, an increase of 181, or 7%, from the end of 2013. During 2013, the Company increased revenue-producing positions both at IBERIABANK and at its mortgage origination subsidiary. Expenses for 2013 include the full year impact of personnel from Florida Gulf and the Company’s new branches for a portion of the year. Full-time equivalent employees decreased to 2,576 at the end of 2013, despite the $11 million increase between periods.

Net occupancy and equipment expenses were up $2 million from 2013, primarily due to merger-related expenses in 2014, as the Company incurred lease termination, signage, and other expenses directly related to the Company’s three acquisitions in the current year. Occupancy and equipment expenses also include repairs and maintenance on branches, utilities, rentals and property taxes. Repairs and maintenance expenses decreased $1 million in the current year, but were partially offset by a slight increase in net rental expense.

Between 2012 and 2013, occupancy and equipment expenses increased $3 million, or 6%, primarily from an increase in depreciation expense, the result of additional branches opened and the Florida Gulf branches, but also included accelerated depreciation on the Company’s branches that were closed in 2013. Repairs and maintenance expenses increased $3 million between periods, but were offset by a decrease in net rental expense, the result of $2 million in lower equipment rental expenses.

Due to the growth of the Company over the past 12 months, professional services expense in 2014 was $1 million higher than in 2013. The continued expansion of the size and breadth of the Company’s operations has typically required additional expenditures for legal services, consulting engagements, exam and supervisory review, and audit services. In 2014, the Company incurred $3 million in merger-related professional services expense, including legal, audit, and consulting expenses. Excluding merger-related expenses, total professional services would have decreased $2 million, or 12%, as consulting expenses decreased $ 2 million, or 34%, from 2013. The Company engaged consultants in 2013 and 2012 to address risk mitigation and improve the operational efficiency of the Company in an effort to improve various Company and business-line specific processes. The Company began to see the benefits of these improvements in 2013 and 2014 and expects to see additional improvements in future periods.

Professional services expense in 2013 was $3 million lower than in 2012. Legal expenses decreased $2 million between periods, driven by lower settlement and litigation expenses and a reduction in merger-related expenses, while consulting and other professional services decreased $1 million.

Insurance expenses increased $3 million from 2013 to 2014, which was a result of higher deposit insurance in the current period. The increase in deposit insurance was a result of a larger deposit base through organic growth and acquired deposits, as total average deposits increased 9% in 2014. From 2012 to 2013, insurance expenses increased $1 million, also a result of additional deposit insurance costs as the Company’s average deposit base grew 10%.

Other non-interest expenses in 2014 included increases in almost all other categories when compared to 2013, which is consistent with growth in the Company’s customer base and footprint.

Income Taxes

For the years ended December 31, 2014, 2013, and 2012, the Company recorded income tax expense of $35 million, $16 million, and $28 million, respectively, which resulted in an effective income tax rate of 24.8% in 2014, 19.6% in 2013, and 27.2% in 2012.

The difference between the effective tax rate and the statutory federal and state tax rates primarily relates to items that are non-taxable or non-deductible, primarily the effect of tax-exempt income, the non-deductibility of a portion of the amortization recorded on acquisition intangibles, and various tax credits. In the current year, the benefits of tax-exempt income and tax credits on the Company’s effective tax rate were more than offset by a $59 million increase in income before income tax expense.

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

The primary sources of funds for the Company are deposits and borrowings. Other sources of funds include repayments and maturities of loans and investment securities, securities sold under agreements to repurchase, and, to a lesser extent, off-balance sheet borrowing needs. Certificates of deposit scheduled to mature in one year or less at December 31, 2014 totaled $1.3 billion. Based on past experience, management believes that a significant portion of maturing deposits will remain with the Company. Additionally, the majority of the investment securities portfolio is classified as available-for-sale, which provides the ability to liquidate unencumbered securities as needed. Of the $2.3 billion in the investment securities portfolio, $894.1 million is unencumbered and $1.4 billion has been pledged to support repurchase transactions, public funds deposits and certain long-term borrowings. Due to the relatively short implied duration of the investment securities portfolio, the Company has historically experienced significant cash inflows on a regular basis. Securities cash flows are highly dependent on prepayment speeds and could change materially as economic or market conditions change. See Notes 14, 15 and 16 to the consolidated financial statements for additional discussion related to the Company’s funding requirements.

Scheduled cash flows from the amortization and maturities of loans and securities are relatively predictable sources of funds. Conversely, deposit flows, prepayments of loan and investment securities, and draws on customer letters and lines of credit are greatly influenced by general interest rates, economic conditions, competition, and customer demand. The FHLB of Dallas provides an additional source of liquidity to make funds available for general requirements and also to assist with the variability of less predictable funding sources. At December 31, 2014, the Company had $814 million of outstanding FHLB advances, $603 million of which was short-term and $211 million was long-term. Additional FHLB advances available at December 31, 2014 amounted to $2.8 billion. At December 31, 2014, the Company also had a $25 million one-year line of credit available with an unaffiliated bank. The Company and IBERIABANK also have various funding arrangements with commercial banks providing up to $130 million in the form of federal funds and other lines of credit. At December 31, 2014, there were no balances outstanding on these lines and all of the funding was available to the Company.

Liquidity management is both a daily and long-term function of business management. The Company manages its liquidity with the objective of maintaining sufficient funds to respond to the predicted needs of depositors and borrowers and to take advantage of investments in earning assets and other earnings enhancement opportunities. Excess liquidity is generally invested in short-term investments such as overnight deposits. On a longer-term basis, the Company maintains a strategy of investing in various lending and investment security products. The Company uses its sources of funds primarily to fund loan commitments and meet its ongoing commitments associated with its operations. Based on its available cash at December 31, 2014 and current deposit modeling, the Company believes it has adequate liquidity to fund ongoing operations. The Company has adequate availability of funds from deposits, borrowings, repayments and maturities of loans and investment securities to provide the Company additional working capital if needed.

In the normal course of business, the Company is a party to a number of activities that contain credit, market and operational risk that are not reflected in whole or in part in the Company’s consolidated financial statements. Such activities include traditional off-balance sheet credit-related financial instruments, commitments under operating leases, and long-term debt. The Company provides customers with off-balance sheet credit support through loan commitments, lines of credit, and standby letters of credit. Many of the commitments are expected to expire unused or be only partially used; therefore, the total amount of commitments does not necessarily represent future cash requirements. Based on its available liquidity and available borrowing capacity, the Company anticipates it will continue to have sufficient funds to meet its current commitments. At December 31, 2014, the Company’s unfunded loan commitments outstanding totaled $161 million. At the same date, unused lines of credit, including credit card lines, amounted to $4.0 billion, as shown in the following table.

TABLE 30—COMMITMENT EXPIRATION PER PERIOD

(Dollars in thousands)	Less than 1 year	1—3 Years	3—5 Years	Over 5 Years	Total
Unused lines of credit	$1,983,620	$1,002,707	$886,545	$135,082	$4,007,954
Unfunded loan commitments	161,350	—	—	—	161,350
Standby letters of credit	95,434	19,909	19,232	307	134,882

	$2,240,404	$1,022,616	$905,777	$135,389	$4,304,186

The Company has entered into a number of long-term arrangements to support the ongoing activities of the Company. The required payments under such leasing and other debt commitments at December 31, 2014 are shown in the following table.

TABLE 31—CONTRACTUAL OBLIGATIONS AND OTHER DEBT COMMITMENTS

(Dollars in thousands)	2015	2016	2017	2018	2019	2020 and After	Total
Operating leases	$11,541	$9,878	$8,153	$7,333	$6,214	$31,860	$74,979
Certificates of deposit	1,297,125	493,944	171,884	57,580	49,967	45,737	2,116,237
Short-term borrowings	845,742	—	—	—	—	—	845,742
Long-term debt	6,941	41,916	101,321	20,741	8,696	223,639	403,254

	$2,161,349	$545,738	$281,358	$85,654	$64,877	$301,236	$3,440,212

ASSET/LIABILITY MANAGEMENT, MARKET RISK AND COUNTERPARTY CREDIT RISK

The principal objective of the Company’s asset and liability management function is to evaluate the interest rate risk included in certain balance sheet accounts, determine the appropriate level of risk given the Company’s business focus, operating environment, capital and liquidity requirements and performance objectives, establish prudent asset concentration guidelines and manage the risk consistent with Board approved guidelines. Through such management, the Company seeks to reduce the vulnerability of its operations to changes in interest rates. The Company’s actions in this regard are taken under the guidance of the Asset and Liability Committee. The Asset and Liability Committee normally meets monthly to review, among other things, the sensitivity of the Company’s assets and liabilities to interest rate changes, local and national market conditions and interest rates. In connection therewith, the Asset and Liability Committee generally reviews the Company’s liquidity, cash flow needs, maturities of investments, deposits, borrowings and capital position.

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

The Company’s interest rate risk model indicated that the Company was asset sensitive in terms of interest rate sensitivity. Based on the Company’s interest rate risk model at December 31, 2014, the table below illustrates the impact of an immediate and sustained 100 and 200 basis point increase or decrease in interest rates on net interest income.

TABLE 32—CHANGE IN NET INTEREST INCOME FROM INTEREST RATE CHANGES

Shift in Interest Rates (in bps)	% Change in Projected Net Interest Income
+ 200	9.1%
+ 100	4.5%
- 100	(2.0)%
- 200	(4.2)%

The influence of using the forward curve as of December 31, 2014 as a basis for projecting the interest rate environment would approximate a 1.1% increase in net interest income. The computations of interest rate risk shown above do not necessarily include certain actions that management may undertake to manage this risk in response to anticipated changes in interest rates and other factors.

The interest rate environment is primarily a function of the monetary policy of the FRB. The principal tools of the FRB for implementing monetary policy are open market operations, or the purchases and sales of U.S. Treasury and federal agency securities, as well as the establishment of a short-term target rate. The FRB’s objective for open market operations has varied over the years, but the focus has gradually shifted toward attaining a specified level of the federal funds rate to achieve the long-run goals of price stability and sustainable economic growth. The federal funds rate is the basis for overnight funding and drives the short end of the yield curve. Longer maturities are influenced by the market’s expectations for economic growth and inflation, but can also be influenced by FRB purchases and sales and expectations of monetary policy going forward. In response to growing concerns about the banking industry and customer liquidity, the federal funds rate decreased to a new all-time low of 0.25% at the end of 2008. The federal funds rate has remained at 0.25% throughout 2014 and may remain at that rate through at least 2015. The Company’s commercial loan portfolio is also impacted by fluctuations in the level of the LIBOR, as a large portion of this portfolio reprices based on this index. The decrease in the federal funds, LIBOR, and U.S. Treasury rates have resulted in compressed net interest margin for the Company, as assets have repriced more quickly than the Company’s liabilities. Although management believes that the Company is not significantly affected by changes in interest rates over an extended period of time, any continued flattening of the yield curve will exert downward pressure on the net interest margin and net interest income. The table below presents the Company’s anticipated repricing of loans and investment securities over the next four quarters.

TABLE 33—REPRICING OF CERTAIN EARNING ASSETS

(Dollars in thousands)	1Q 2015	2Q 2015	3Q 2015	4Q 2015	Total less than one year
Investment securities	$68,525	$78,497	$76,702	$76,364	$300,088

Covered loans	190,224	64,152	43,210	53,817	351,403

Non-covered loans:
Fixed rate loans	328,512	301,310	307,608	281,710	1,219,140
Variable rate loans	5,140,420	47,941	33,869	34,881	5,257,111

Total non-covered loans	5,468,932	349,251	341,477	316,591	6,476,251

Total loans	5,659,156	413,403	384,687	370,408	6,827,654

	$5,727,681	$491,900	$461,389	$446,772	$7,127,742

Note: Amounts exclude the repricing of assets from prior periods, as well as nonaccrual loans and market value adjustments.

As part of its asset/liability management strategy, the Company has emphasized the origination of commercial and consumer loans, which typically have shorter terms than residential mortgage loans as well as adjustable or variable rates of interest. The majority of fixed-rate, long-term residential loans are sold in the secondary market to avoid assumption of the interest rate risk associated with longer duration assets in the current low rate environment. As of December 31, 2014, $5.8 billion, or 51%, of the Company’s total loan portfolio had adjustable interest rates. IBERIABANK had no significant concentration to any single borrower or industry segment at December 31, 2014.

The Company’s strategy with respect to liabilities in recent periods has been to emphasize transaction accounts, particularly non-interest or low interest-bearing transaction accounts, which are significantly less sensitive to changes in interest rates. At December 31, 2014, 83% of the Company’s deposits were in transaction and limited-transaction accounts, compared to 84% at December 31, 2013. Non-interest-bearing transaction accounts were 26% of total deposits at December 31, 2013, compared to 24% of total deposits at December 31, 2013.

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

The table below presents the Company’s anticipated repricing of liabilities over the next four quarters.

TABLE 34—REPRICING OF LIABILITIES

(Dollars in thousands)	1Q 2015	2Q 2015	3Q 2015	4Q 2015	Total less than one year
Time deposits	$674,633	362,422	320,690	264,776	$1,622,521
Short-term borrowings	525,742	290,000	20,000	10,000	845,742
Long-term debt	122,296	10,519	3,675	2,279	138,769

	$1,322,671	$662,941	$344,365	$277,055	$2,607,032

Note: Amounts exclude the repricing of liabilities from prior periods.

As part of an overall interest rate risk management strategy, derivative instruments may also be used as an efficient way to modify the repricing or maturity characteristics of on-balance sheet assets and liabilities. Management may from time to time engage in interest rate swaps to effectively manage interest rate risk. The interest rate swaps of the Company would modify net interest sensitivity to levels deemed appropriate.

IMPACT OF INFLATION AND CHANGING PRICES

The consolidated financial statements and related financial data presented herein have been prepared in accordance with generally accepted accounting principles, which generally require the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation. Unlike most industrial companies, the majority of the Company’s assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on the Company’s performance than does the effect of inflation. Although fluctuations in interest rates are neither completely predictable nor controllable, the Company regularly monitors its interest rate position and oversees its financial risk management by establishing policies and operating limits. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates. Although not as critical to the banking industry as to other industries, inflationary factors may have some impact on the Company’s growth, earnings, total assets and capital levels. Management does not expect inflation to be a significant factor in 2015.

Glossary of Defined Terms

Term	Definition
ACL	Allowance for credit losses
Acquired loans	Loans acquired in a business combination
AFS	Available-for-sale securities
ALLL	Allowance for loan and lease losses
AOCI	Accumulated other comprehensive income (loss)
ASC	Accounting Standards Codification
ASU	Accounting Standards Update
Basel III	Global regulatory standards on bank capital adequacy and liquidity published by the BCBS
BCBS	Basel Committee on Banking Supervision
CDE	IBERIA CDE, LLC
CSB	CapitalSouth Bank
Company	IBERIABANK Corporation and Subsidiaries
Covered Loans	Acquired loans with loss protection provided by the FDIC
Dodd-Frank Act	Dodd-Frank Wall Street Reform and Consumer Protection Act
EPS	Earnings per common share
FASB	Financial Accounting Standards Board
FDIC	Federal Deposit Insurance Corporation
First Private	First Private Holdings, Inc
FHLB	Federal Home Loan Bank
Florida Bank Group	Florida Bank Group, Inc
FRB	Board of Governors of the Federal Reserve System
GAAP	Accounting principles generally accepted in the United States of America
Georgia Commerce	Georgia Commerce Bancshares, Inc.
GSE	Government-sponsored enterprises
HTM	Held-to-maturity
IAM	IBERIA Asset Management, Inc.
ICP	IBERIA Capital Partners, LLC
IMC	IBERIABANK Mortgage Company
Legacy loans	Loans that were originated directly by the Company
LIBOR	London Interbank Borrowing Offered Rate
LIHTC	Low-income housing tax credit
LTC	Lenders Title Company
MSA	Metropolitan statistical area
Old Florida	Old Florida Bancshares, Inc.
OREO	Other real estate owned
Parent	IBERIABANK Corporation
RRP	Recognition and Retention Plan
RULC	Reserve for unfunded lending commitments
SEC	Securities and Exchange Commission
Teche	Teche Holding Company
TDR	Troubled debt restructuring
Trust One-Memphis	Trust One Bank (Memphis Operations)
U.S.	United States of America

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors of

IBERIABANK Corporation

The management of IBERIABANK Corporation (the “Company”) is responsible for establishing and maintaining effective internal control over financial reporting. The Company’s internal control system was designed to provide reasonable assurance to the Company’s management and Board of Directors regarding the preparation and fair presentation of the Company’s financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Internal control over financial reporting includes self-monitoring mechanisms, and actions are taken to correct deficiencies as they are identified.

All internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements in the Company’s financial statements, including the possibility of circumvention or overriding of controls. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of a change in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2014. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework (2013 Framework). Based on its assessment, management believes that, as of December 31, 2014, the Company’s internal control over financial reporting is effective based on those criteria.

The Company’s independent registered public accounting firm has also issued an attestation report on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2014.

/s/ Daryl G. Byrd	/s/ Anthony J. Restel
Daryl G. Byrd	Anthony J. Restel
President and Chief Executive Officer	Senior Executive Vice President and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

IBERIABANK Corporation

We have audited IBERIABANK Corporation and subsidiaries’ internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). IBERIABANK Corporation’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, IBERIABANK Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of IBERIABANK Corporation and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2014 and our report dated March 2, 2015, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

New Orleans, Louisiana

March 2, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

IBERIABANK Corporation

We have audited the accompanying consolidated balance sheets of IBERIABANK Corporation as of December 31, 2014 and 2013, and the related consolidated statements of comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of IBERIABANK Corporation at December 31, 2014 and 2013, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2014 in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), IBERIABANK Corporation’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 2, 2015, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

New Orleans, Louisiana

March 2, 2015

IBERIABANK CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

	December 31
(Dollars in thousands, except share data)	2014	2013
Assets
Cash and due from banks	$251,994	$238,672
Interest-bearing deposits in banks	296,101	152,724

Total cash and cash equivalents	548,095	391,396
Securities available for sale, at fair value	2,158,853	1,936,797
Securities held to maturity (fair values of $119,481 and $152,566, respectively)	116,960	154,109
Mortgage loans held for sale ($139,950 and $97,273 recorded at fair value, respectively)	140,072	128,442
Loans covered by loss share agreements	444,544	719,793
Non-covered loans, net of unearned income	10,996,500	8,772,226

Total loans, net of unearned income	11,441,044	9,492,019
Allowance for loan losses	(130,131)	(143,074)

Loans, net	11,310,913	9,348,945
FDIC loss share receivables	69,627	162,312
Premises and equipment, net	307,159	287,510
Goodwill	517,526	401,872
Other assets	589,400	554,167

Total Assets	$15,758,605	$13,365,550

Liabilities
Deposits:
Non-interest-bearing	$3,195,430	$2,575,939
Interest-bearing	9,325,095	8,161,061

Total deposits	12,520,525	10,737,000
Short-term borrowings	845,742	680,344
Long-term debt	403,254	280,699
Other liabilities	136,235	136,528

Total Liabilities	13,905,756	11,834,571

Shareholders’ Equity
Preferred stock, $1 par value - 5,000,000 shares authorized	—	—
Common stock, $1 par value - 50,000,000 shares authorized; 35,262,901 and 31,917,385 shares issued, respectively	35,263	31,917
Additional paid-in capital	1,398,633	1,178,284
Retained earnings	497,274	436,141
Accumulated other comprehensive income (loss)	7,525	(16,491)
Treasury stock at cost - 1,809,497 and 2,130,841 shares, respectively	(85,846)	(98,872)

Total Shareholders’ Equity	1,852,849	1,530,979

Total Liabilities and Shareholders’ Equity	$15,758,605	$13,365,550

The accompanying Notes are an integral part of these Consolidated Financial Statements.

IBERIABANK CORPORATION AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

	Years Ended December 31
(Dollars in thousands, except per share data)	2014	2013	2012
Interest and Dividend Income
Loans, including fees	$526,706	$488,936	$513,936
Mortgage loans held for sale, including fees	5,153	5,108	5,318
Investment securities:
Taxable interest	38,815	31,562	33,890
Tax-exempt interest	5,862	6,668	7,375
Amortization of FDIC loss share receivable	(74,617)	(97,849)	(118,100)
Other	2,896	2,772	2,781

Total interest and dividend income	504,815	437,197	445,200

Interest Expense
Deposits:
NOW and MMDA	18,483	18,933	23,936
Savings	325	309	573
Time deposits	14,282	16,604	24,855
Short-term borrowings	1,364	490	650
Long-term debt	10,250	10,617	13,436

Total interest expense	44,704	46,953	63,450

Net interest income	460,111	390,244	381,750
Provision for loan losses	19,060	5,145	20,671

Net interest income after provision for loan losses	441,051	385,099	361,079

Non-interest Income
Service charges on deposit accounts	35,573	28,871	26,852
Mortgage income	51,797	64,197	78,053
Title revenue	20,492	20,526	20,987
ATM/debit card fee income	12,023	9,510	8,978
Income from bank owned life insurance	5,473	3,647	3,680
Gain on sale of available for sale investments	771	2,277	3,739
Derivative losses reclassified from other comprehensive income	—	(391)	(1,618)
Broker commissions	18,783	16,333	13,446
Other income	28,716	23,988	21,880

Total non-interest income	173,628	168,958	175,997

Non-interest Expense
Salaries and employee benefits	259,086	244,981	233,777
Net occupancy and equipment	59,571	58,037	54,672
Impairment of FDIC loss share receivables and other long-lived assets	6,437	37,893	2,902
Communication and delivery	12,029	12,024	12,671
Marketing and business development	11,707	10,143	12,546
Data processing	27,249	17,853	15,590
Amortization of acquisition intangibles	5,807	4,720	5,150
Professional services	18,975	18,217	21,095
Costs of OREO property, net	2,748	1,943	6,352
Credit and other loan related expense	13,692	15,931	18,095
Insurance	14,359	11,272	10,771
Travel and entertainment	9,033	8,126	9,563
Other expenses	33,786	31,945	29,001

Total non-interest expense	474,479	473,085	432,185

Income before income tax expense	140,200	80,972	104,891
Income tax expense	34,750	15,869	28,496

Net Income	105,450	65,103	76,395

Income Available to Common Shareholders - Basic	$105,450	$65,103	$76,395
Earnings Allocated to Unvested Restricted Stock	(1,685)	(1,209)	(1,437)

Earnings Available to Common Shareholders - Diluted	103,765	63,894	74,958

Earnings per common share - Basic	$3.32	$2.20	$2.59
Earnings per common share - Diluted	3.30	2.20	2.59
Cash dividends declared per common share	1.36	1.36	1.36

Other comprehensive income (loss)
Unrealized gains on securities:
Unrealized holding gains (losses) arising during the period	$37,719	$(62,095)	$2,174
Reclassification adjustment for gains included in net income	(771)	(2,277)	(3,739)

Unrealized gain (loss) on securities, before tax	36,948	(64,372)	(1,565)
Fair value of derivative instruments designated as cash flow hedges:
Change in fair value of derivative instruments designated as cash flow hedges during the period	—	953	(22)
Reclassification adjustment for losses included in net income	—	391	1,618

Fair value of derivative instruments designated as cash flow hedges, before tax	—	1,344	1,596

Other comprehensive income (loss), before tax	36,948	(63,028)	31
Income tax expense (benefit) related to items of other comprehensive (loss) income	12,932	(22,060)	11

Other comprehensive income (loss), net of tax	24,016	(40,968)	20

Comprehensive income	$129,466	$24,135	$76,415

The accompanying Notes are an integral part of these Consolidated Financial Statements.

IBERIABANK CORPORATION AND SUBSIDIARIES

Consolidated Statements of Shareholders’ Equity

			Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)

	Common Stock					Treasury Stock
(Dollars in thousands, except share and per share data)	Shares	Amount				Shares	Amount	Total
Balance, December 31, 2011	31,163,070	$31,163	$1,135,880	$375,184	$24,457	1,789,165	$(84,023)	1,482,661
Net income	—	—	—	76,395	—	—	—	76,395
Other comprehensive income	—	—	—	—	20	—	—	20
Cash dividends declared, $1.36 per share	—	—	—	(40,107)	—	—	—	(40,107)
Reissuance of treasury stock under incentive plans, net of shares surrendered in payment, including tax benefit	—	—	(354)	—	—	(51,328)	2,576	2,222
Common stock issued for acquisitions	754,315	754	38,449	—	—	—	—	39,203
Treasury stock issued for recognition and retention plans	—	—	(7,702)	—	—	(163,505)	7,702	—
Share-based compensation cost	—	—	9,907	—	—	—	—	9,907
Treasury stock acquired at cost	—	—	—	—	—	853,308	(40,433)	(40,433)

Balance, December 31, 2012	31,917,385	$31,917	$1,176,180	$411,472	$24,477	2,427,640	$(114,178)	$1,529,868
Net income	—	—	—	65,103	—	—	—	65,103
Other comprehensive loss	—	—	—	—	(40,968)	—	—	(40,968)
Cash dividends declared, $1.36 per share	—	—	—	(40,434)	—	—	—	(40,434)
Reissuance of treasury stock under incentive plans, net of shares surrendered in payment, including tax benefit	—	—	(607)	—	—	(147,392)	7,314	6,707
Treasury stock issued for recognition and retention plans	—	—	(7,992)	—	—	(149,407)	7,992	—
Share-based compensation cost	—	—	10,703	—	—	—	—	10,703

Balance, December 31, 2013	31,917,385	$31,917	$1,178,284	$436,141	$(16,491)	2,130,841	$(98,872)	$1,530,979
Net income	—	—	—	105,450	—	—	—	105,450
Other comprehensive income	—	—	—	—	24,016	—	—	24,016
Cash dividends declared, $1.36 per share	—	—	—	(44,317)	—	—	—	(44,317)
Reissuance of treasury stock under incentive plans, net of shares surrendered in payment, including tax benefit	—	—	3,242	—	—	(190,443)	6,829	10,071
Common stock issued for acquisitions	3,345,516	3,346	211,319	—	—	—	—	214,665
Treasury stock issued for recognition and retention plans	—	—	(6,197)	—	—	(130,901)	6,197	—
Share-based compensation cost	—	—	11,985	—	—	—	—	11,985

Balance, December 31, 2014	35,262,901	$35,263	$1,398,633	$497,274	$7,525	1,809,497	$(85,846)	$1,852,849

The accompanying Notes are an integral part of these Consolidated Financial Statements.

IBERIABANK CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Years Ended December 31
(Dollars in thousands)	2014	2013	2012
Cash Flows from Operating Activities
Net income	$105,450	$65,103	$76,395
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, amortization, and accretion	15,791	25,388	21,685
Amortization of purchase accounting adjustments, net	7,536	(5,965)	(47,383)
Provision for loan losses	19,060	5,145	20,671
Share-based equity compensation expense	11,985	10,703	9,907
(Gain) Loss on sale of assets, net	(14)	(251)	(42)
Gain on sale of available for sale investments	(771)	(2,277)	(3,739)
Gain on sale of OREO, net	(4,221)	(6,022)	(4,985)
Loss on abandonment of fixed assets	—	4,941	2,743
Impairment of FDIC loss share receivables	5,121	31,813	—
Amortization of premium/discount on investments	13,793	18,953	21,013
Derivative losses (gains) on swaps	1	(209)	1
Benefit for deferred income taxes	(24,955)	(35,943)	(7,527)
Originations of mortgage loans held for sale	(1,675,538)	(2,116,460)	(2,432,367)
Proceeds from sales of mortgage loans held for sale	1,716,565	2,320,885	2,388,716
Gain on sale of mortgage loans held for sale, net	(59,156)	(65,393)	(70,811)
Tax benefit associated with share-based payment arrangements	(2,105)	(886)	(1,221)
Decrease (Increase) in other assets	11,702	(17,534)	7,437
Other operating activities, net	(20,881)	77,792	7,319

Net Cash Provided by (Used in) Operating Activities	119,363	309,783	(12,188)

Cash Flows from Investing Activities
Proceeds from sales of securities available for sale	61,702	44,677	154,222
Proceeds from maturities, prepayments and calls of securities available for sale	488,699	709,977	880,425
Purchases of securities available for sale	(703,179)	(1,026,290)	(935,164)
Proceeds from maturities, prepayments and calls of securities held to maturity	36,182	55,706	43,535
Purchases of securities held to maturity	—	(5,901)	(57,075)
Reimbursement of recoverable covered asset losses (to) from the FDIC	5,734	68,233	157,694
Increase in loans receivable, net	(824,437)	(1,030,545)	(870,577)
Proceeds from sale of premises and equipment	5,129	8,714	1,274
Purchases of premises and equipment	(29,841)	(16,941)	(32,825)
Proceeds from disposition of real estate owned	84,429	116,612	109,067
Cash paid for additional investment in tax credit entities	(13,191)	(2,213)	(21,368)
Cash received in excess of cash paid for acquisition	188,803	—	32,425
Other investing activities, net	(12,785)	(2,636)	10,691

Net Cash Used in Investing Activities	(712,755)	(1,080,607)	(527,676)

Cash Flows from Financing Activities
Increase (decrease) in deposits, net of deposits acquired	641,026	(10,689)	1,174,829
Net change in short-term borrowings, net of borrowings acquired	110,298	377,299	(102,320)
Proceeds from long-term debt	54,637	2,867	24,086
Repayments of long-term debt	(22,871)	(144,609)	(80,770)
Dividends paid to shareholders	(43,070)	(40,332)	(40,069)
Proceeds from sale of treasury stock for stock options exercised	11,693	8,101	2,813
Payments to repurchase common stock	(3,727)	(2,280)	(42,245)
Tax benefit associated with share-based payment arrangements	2,105	886	1,221

Net Cash Provided by Financing Activities	750,091	191,243	937,545

Net Increase (Decrease) In Cash and Cash Equivalents	156,699	(579,581)	397,681
Cash and Cash Equivalents at Beginning of Period	391,396	970,977	573,296

Cash and Cash Equivalents at End of Period	$548,095	$391,396	$970,977

Supplemental Schedule of Noncash Activities
Acquisition of real estate in settlement of loans	$27,050	$93,040	$99,134
Common stock issued in acquisition	$214,665	$—	$39,203
Transfers of property into Other Real Estate	$37,273	$93,040	$106,427

Supplemental Disclosures
Cash paid for:
Interest on deposits and borrowings	$43,210	$47,466	$63,984
Income taxes, net	$52,094	$29,063	$15,957

The accompanying Notes are an integral part of these Consolidated Financial Statements.

IBERIABANK CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, IBERIABANK, Lenders Title Company (“LTC”), IBERIA Capital Partners L.L.C. (“ICP”), IB Aircraft Holdings, LLC, 1887 Leasing LLC, IBERIA Asset Management, Inc. (“IAM”), and IBERIA CDE, L.L.C. (“CDE”). All significant intercompany balances and transactions have been eliminated in consolidation. All normal, recurring adjustments which, in the opinion of management, are necessary for a fair presentation of the financial statements have been included. Certain amounts reported in prior periods have been reclassified to conform to the current period presentation.

NATURE OF OPERATIONS

The Company offers commercial and retail banking products and services to customers throughout locations in six states through IBERIABANK. The Company also operates mortgage production offices in twelve states through IBERIABANK Mortgage Company (“IMC”), and offers a full line of title insurance and closing services throughout Arkansas and Louisiana through LTC and its subsidiaries. ICP provides equity research, institutional sales and trading, and corporate finance services. 1887 Leasing LLC owns an aircraft used by management of the Company, and IB Aircraft Holdings, LLC owns a fractional share of a separate aircraft also used by management. IAM provides wealth management and trust services for commercial and private banking clients. CDE is engaged in the purchase of tax credits.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Material estimates that are susceptible to significant change in the near term are the allowance for credit losses, valuation of and accounting for loans covered by loss sharing arrangements with the FDIC and the related loss share receivables, and determination of fair values of assets acquired in acquisitions.

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

CASH AND CASH EQUIVALENTS

For purposes of presentation in the consolidated statements of cash flows, cash and cash equivalents are defined as cash, interest-bearing deposits and non-interest-bearing demand deposits at other financial institutions with original maturities less than three months. IBERIABANK may be required to maintain average balances on hand or with the Federal Reserve Bank to meet regulatory reserve and clearing requirements. At December 31, 2014 and 2013, the required reserve balances were $17.4 million and $6.7 million, respectively. IBERIABANK had enough cash deposited with the Federal Reserve at December 31, 2014 and 2013 to cover the required reserve balance.

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

LOANS HELD FOR SALE

Loans held for sale primarily consist of fixed rate single-family residential mortgage loans originated and under contract to be sold in the secondary market. Mortgage loans originated and held for sale are recorded at fair value under the fair value option, unless otherwise noted. Any other loans held for sale are carried at the lower of cost or estimated fair value. For mortgage loans for which the Company has elected the fair value option, gains and losses are included in mortgage income. For any other loans held for sale, net unrealized losses, if any, are recognized through a valuation allowance that is recorded as a charge to income. See Note 23 for further discussion of the determination of fair value for loans held for sale. In most cases, loans in this category are sold within thirty days and are generally sold with the mortgage servicing rights released. Buyers generally have recourse to return a purchased loan to the Company under limited circumstances. Recourse conditions may include early payment default, breach of representations or warranties, and documentation deficiencies. During 2014 and 2013, an insignificant number of loans were returned to the Company. At December 31, 2014, mortgage loans held for sale subject to repurchase were immaterial.

LOANS, EXCLUDING ACQUIRED LOANS (“LEGACY LOANS”)

The Company grants mortgage, commercial and consumer loans to customers. Except for loans acquired, loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at the unpaid principal balances, less the allowance for credit losses and net deferred loan origination fees and unearned discounts.

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

The Company’s covered loan portfolio and non-covered loan portfolio, which is delineated between a) legacy loans and b) acquired loans, are disaggregated into portfolio segments for purposes of determining the allowance for credit losses. The Company’s portfolio segments include commercial, mortgage, and consumer. The Company further disaggregates each commercial, mortgage, and consumer portfolio segment into classes for purposes of monitoring and assessing credit quality based on certain risk characteristics. Classes within the commercial loan portfolio segment include commercial real estate construction, commercial real estate – other, and commercial business. Classes within the mortgage portfolio segment include mortgage – prime and mortgage – subprime. Classes within the consumer portfolio segment include home equity, indirect auto, credit card, and consumer – other.

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

ACQUIRED LOANS

The Company accounts for its business combinations under the acquisition method, where all identifiable assets acquired, including loans, are recorded at fair value. Acquired loans are recorded at fair value in accordance with the fair value methodology consistent with the exit price concept. Credit risk assumptions and any resulting credit discounts are included in the determination of fair value. Therefore, an allowance for credit losses is not recorded at the acquisition date. The determination of fair value includes estimates related to discount rates, expected prepayments and the amount and timing of undiscounted expected principal, interest and other cash flows.

Acquired loans are evaluated at acquisition and classified as purchased impaired (“acquired impaired”) or purchased non-impaired (“acquired non-impaired”). Purchased impaired loans reflect credit deterioration since origination to the extent that it is probable at the time of acquisition that the Company will be unable to collect all contractually required payments. At the time of acquisition, purchased impaired loans are accounted for individually or aggregated into loan pools with similar characteristics, which include:

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

For purchased impaired loans, expected cash flows at the acquisition date in excess of the fair value of loans are recorded as interest income over the life of the loans using a level yield method if the timing and amount of future cash flows is reasonably estimable. For purchased non-impaired loans, the difference between the fair value and unpaid principal balance of the loan at acquisition, referred to as a purchase premium or purchase discount, is amortized or accreted to income over the estimated life of the loans using a method that approximates the interest method.

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

Purchased impaired loans are placed on nonaccrual status when the Company cannot reasonably estimate cash flows on a loan or loan pool.

FDIC LOSS SHARE RECEIVABLE

Because the FDIC reimburses the Company for losses on certain loans acquired in 2009 and 2010, indemnification assets were recorded at fair value as of the acquisition dates. The initial values of the indemnification assets were based on estimated cash flows to be received over the expected life of the acquired assets, not to exceed the term of the indemnification agreements. The loss sharing terms of the Company’s commercial and single family residential indemnification agreements are five years and ten years, respectively, from the date of acquisition. The CSB reimbursable loss period ended as of October 1, 2014 for all covered assets excluding single family residential assets. The CSB reimbursable loss period for single family residential assets will end during the third quarter of 2019. The Century and Orion reimbursable loss periods ended as of January 1, 2015 for all covered assets excluding single family residential assets and will end during the fourth quarter of 2019 for single family residential assets. The Sterling reimbursable loss period ends during the third quarter of 2015 for all covered assets excluding single family residential assets and during the third quarter of 2020 for single family residential assets. Assets are covered through expiration of the loss share term, at which point such assets are considered non-covered.

Because the indemnification assets are measured on the same basis as the indemnified (“covered”) loans, subject to contractual and collectability limitations, the indemnification assets are impacted by changes in expected cash flows on covered assets. Increases in credit losses expected to occur within the loss share term are recorded as current period increases to the allowance for credit losses and increase the amount collectible from the FDIC by the applicable loss share percentage. Decreases in credit losses expected to occur within the loss share term reduce the amount collectible from the FDIC and increase the amount collectible from customers in the form of prospective accretion on loans. Increases in the portion of indemnification asset collectible from customers are amortized to income. Periodic amortization represents the amount that is expected to result in symmetrical recognition of pool-level accretion and amortization over the shorter of 1) the life of the loan or 2) the life of the shared loss agreement.

The Company assesses the indemnification assets for collectibility at the acquisition level based on three sources: 1) the FDIC, 2) OREO transactions, and 3) customers. Amounts collectible from the FDIC through loss reimbursements are comprised of losses currently expected within the loss share term. A current period impairment would be recorded to the extent that events or circumstances indicate that losses previously expected to occur within the loss share term are expected to occur subsequent to loss share termination. Amounts collectible through expected gains on the sale of OREO are written-up or impaired each period based on the best available information.

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

The Legacy ACL represents management’s best estimate of probable credit losses inherent at the balance sheet date. Determination of the Legacy ACL involves a high degree of complexity and requires significant judgment. Several factors are taken into consideration in the determination of the overall Legacy ACL, including a qualitative component. These factors include, but are not limited to, the overall risk profiles of the loan portfolios, net charge-off experience, the extent of impaired loans, the level of nonaccrual loans, the level of 90 days past due loans and the overall percentage level of the allowance. The Company also considers overall asset quality trends, changes in lending and risk management practices and procedures, trends in the nature and volume of the loan portfolio, including the existence and effect of any portfolio concentrations, changes in experience and depth of lending staff, the Company’s legal, regulatory and competitive environment, national and regional economic trends, and data availability and applicability that might impact the portfolio. See the “Application of Critical Accounting Policies and Estimates” section for more information.

During 2014, the Company did not substantively change any material aspect of its overall approach in the determination of the allowance for credit losses and there have been no material changes in assumptions or estimation techniques as compared to December 31, 2013. However, during the third quarter of 2013, the Company modified its methodology for estimating its allowance for credit losses on its non-covered, non-acquired loan portfolio to incorporate practices, processes, and methodologies consistent with the guidance provided in the FRB’s inter-agency policy statement 2006 SR 06-17. The methodology was modified to segregate the reserve for unfunded lending commitments (“RULC”), previously included in the Company’s allowance for loan losses, into a separate liability on the Company’s consolidated balance sheet, and to enhance the previous methodology around loss migration.

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

Acquired Impaired Loans

Acquired impaired loans, which include covered loans and certain non-covered loans, represent loans acquired by the Company that are accounted for in accordance with ASC Topic 310-30.

Loans acquired in business combinations were recorded at their acquisition date fair values, which were based on expected cash flows and included estimates of expected future credit losses. Under current accounting principles, information regarding the Company’s estimates of loan fair values may be adjusted for a period of up to one year as the Company continues to refine its estimate of expected future cash flows in the acquired portfolio. If the Company discovers that it has materially underestimated the credit losses expected in the loan portfolio based on information available at the acquisition date within the purchase accounting period, it will retroactively reduce or eliminate the gain and/or increase goodwill recorded on the acquisition. If the Company determines that losses arose after the acquisition date, the additional losses will be reflected as a provision for credit losses.

At December 31, 2014, the Company had an allowance for credit losses of $45 million to reserve for expected losses currently in the covered loan portfolio and $9 million to reserve for probable losses currently in the acquired impaired loan portfolio that have arisen after the losses were estimated at the respective acquisition dates. Based on facts and circumstances available, management of the Company believes that the acquired impaired allowance for credit losses was appropriate at December 31, 2014. However, future adjustments to the allowance may be necessary, and the results of operations could be adversely affected, if circumstances differ substantially from the assumptions used by management in determining the allowance for credit losses.

OFF-BALANCE SHEET CREDIT-RELATED FINANCIAL INSTRUMENTS

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

DERIVATIVE FINANCIAL INSTRUMENTS

The Company enters into derivative financial instruments to manage interest rate risk, asset sensitivity, and other exposures such as liquidity and credit risk. The primary types of derivatives used by the Company include interest rate swap agreements, interest rate lock commitments, forward sales commitments, and written and purchased options. All derivative instruments are recognized on the consolidated balance sheets as other assets or other liabilities at fair value, as required by ASC Topic 815.

As part of its activities to manage interest rate risk (i.e., the exposure to the variability of future cash flows or other forecasted transactions due to fluctuating market rates), the Company enters into interest rate contracts, which typically include interest rate swap agreements. The Company primarily utilizes these instruments, which the Company designates as cash flow hedges, to convert a portion of its variable-rate loans or debt to a fixed rate. In addition to using interest rate swap agreements to manage interest rate risk, the Company also enters into derivative instruments to help its commercial customers manage their exposure to interest rate fluctuations or other customers to facilitate business transactions. To mitigate the market risk associated with these customer contracts, the Company enters into offsetting derivative contract positions. The Company manages its credit risk, or potential risk of default by its commercial customers, through credit limit approval and monitoring procedures.

Interest rate swap agreements

Interest rate swaps are agreements to exchange interest payments based upon notional amounts. The exchange of payments typically involves paying a fixed rate and receiving a variable rate or vice versa.

Interest rate lock commitments

The Company enters into commitments to originate mortgage loans intended for sale whereby the interest rate on the prospective loan is determined prior to funding (“rate lock”). A rate lock is given to a borrower, subject to conditional performance obligations, for a specified period of time that typically does not exceed 60 days. Rate lock commitments on mortgage loans that are intended to be sold are considered to be derivatives. Accordingly, such commitments are recorded at fair value as derivative assets or liabilities, with changes in fair value recorded in mortgage income on the consolidated statements of comprehensive income.

Forward sales commitments

The Company uses forward sales commitments to protect the value of its rate locks and mortgage loans held for sale from changes in interest rates and pricing between the origination of the rate lock and sale of these loans, as changes in interest rates have the potential to cause a decline in value of rate locks and mortgage loans included in the held for sale portfolio. These commitments are considered to be derivatives and are recorded at fair value as derivative assets or liabilities, with changes in fair value recorded in mortgage income on the consolidated statements of comprehensive income.

Equity-indexed certificates of deposit

IBERIABANK offers its customers a certificate of deposit that provides the purchaser a guaranteed return of principal at maturity plus potential return, which allows IBERIABANK to identify a known cost of funds. The rate of return is based on the performance of a basket of publically traded stocks that represent a variety of industry segments. Because it is based on an equity index, the rate of return represents an embedded derivative that is not clearly and closely related to the host instrument and is to be accounted for separately. Accordingly, the certificate of deposit is separated into two components: a zero coupon certificate of deposit (the host instrument) and a written option purchased by the depositor (an embedded derivative). The discount on the zero coupon deposit is amortized over the life of the deposit, and the written option is carried at fair value on the Company’s consolidated balance sheets, with changes in fair value recorded through earnings. IBERIABANK offsets the risks of the written option by purchasing an option with terms that mirror the written option and that is also carried at fair value on the Company’s consolidated balance sheets.

Derivatives Designated in Hedging Relationships

For cash flow hedges, the effective portion of the gain or loss related to the derivative instrument is initially reported as a component of other comprehensive income and subsequently reclassified into earnings when the forecasted transaction affects earnings or when the hedge is terminated. The ineffective portion of the gain or loss is reported in earnings immediately. In applying hedge accounting for derivatives, the Company establishes and documents a method for assessing the effectiveness of the hedging derivative and a measurement approach for determining the ineffective aspect of the hedge upon the inception of the hedge.

At December 31, 2014, there were no hedging relationships designated for hedge accounting purposes.

Derivatives Not Designated in Hedging Relationships

For derivative instruments that are not designated as hedging instruments, changes in the fair value of the derivatives are recognized in earnings immediately.

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

OTHER REAL ESTATE

Other real estate includes all real estate, other than bank premises used in bank operations, owned or controlled by the Company, including real estate acquired in settlement of loans. Properties are recorded at the balance of the loan (which is the pro-rata carrying value of loans accounted for in accordance with ASC Topic 310-30) or at estimated fair value less estimated selling costs, whichever is less, at the date acquired. Subsequent to foreclosure, management periodically performs valuations and the assets are carried at the lower of cost or fair value less estimated selling costs. Revenue and expenses from operations, gain or loss on sale and changes in the valuation allowance are included in net expenses from foreclosed assets.

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

Intangible assets subject to amortization

The Company’s acquired intangible assets that are subject to amortization include core deposit intangibles, amortized on a straight line or accelerated basis, and a customer relationship intangible asset, amortized on an accelerated basis over average lives not to exceed 10 years.

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

INCOME TAXES

The Company and all subsidiaries file a consolidated federal income tax return on a calendar year basis. The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions through IBERIABANK, IMC, LTC and their subsidiaries. In lieu of Louisiana state income tax, IBERIABANK is subject to the Louisiana bank shares tax, a portion of which is included in both non-interest expense and income tax expense in the Company’s consolidated statements of comprehensive income. With few exceptions, the Company is no longer subject to U.S. federal, state or local income tax examinations for years before 2011.

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

As of December 31, 2014, 1,809,497 shares of the Company’s common stock were classified as treasury stock in the consolidated financial statements. Effective January 1, 2015, companies incorporated in Louisiana became subject to the Louisiana Business Corporation Act (which replaced the Louisiana Business Corporation Law). Provisions of the Louisiana Business Corporation Act eliminate the concept of treasury stock and provide that shares reacquired by a company are to be treated as authorized but unissued shares. As a result of this change in law, for the consolidated financial statements beginning with the quarterly period ended March 31, 2015, the Company will begin to classify shares previously classified as treasury stock as a reduction to issued shares of common stock, and, accordingly, will adjust the stated value of common stock and paid in capital.

COMPREHENSIVE INCOME

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities and cash flow hedges, are reported as a separate component of the shareholders’ equity section of the consolidated balance sheets, such items, along with net income, are components of comprehensive income.

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

Mortgage loans held for sale

Mortgage loans originated and held for sale are recorded at fair value under the fair value option, unless otherwise noted. When determining the fair value of loans held for sale, the Company obtains quotes or bids on these loans directly from the purchasing financial institutions (Level 2).

Impaired loans

Loans are measured for impairment using the methods permitted by ASC Topic 310. Fair value measurements are used in determining impairment using either the loan’s observable market price (Level 1), if available, or the fair value of the collateral if the loan is collateral dependent (Level 2). Measuring the impairment of loans using the present value of expected future cash flows, discounted at the loan’s effective interest rate, is not considered a fair value measurement. Fair value of the collateral is determined by appraisals or independent valuation.

Other real estate owned (OREO)

Fair values of OREO at December 31, 2014 are determined by sales agreement or appraisal, and costs to sell are based on estimation per the terms and conditions of the sales agreement or amounts commonly used in real estate transactions. Inputs include appraisal values on the properties or recent sales activity for similar assets in the property’s market, and thus OREO measured at fair value would be classified within Level 2 of the hierarchy. The Company included property write-downs of $3.8 million, $4.8 million, and $6.4 million in earnings as part of “Costs of OREO property, net” on the consolidated statements of comprehensive income for the years ended December 31, 2014, 2013, and 2012, respectively.

Derivative financial instruments

The Company enters into commitments to originate loans whereby the interest rate on the prospective loan is determined prior to funding. Rate locks on mortgage loans that are intended to be sold are considered to be derivatives. The Company offers its customers a certificate of deposit that provides the purchaser a guaranteed return of principal at maturity plus potential return, which allows the Company to identify a known cost of funds. The rate of return is based on an equity index, and as such represents an embedded derivative. Fair value of interest rate swaps, interest rate locks, forward sales commitments, and equity-linked written and purchased options are estimated using prices of financial instruments with similar characteristics, and thus are classified within Level 2 of the fair value hierarchy.

NOTE 2 – RECENT ACCOUNTING PRONOUNCEMENTS

ASU No. 2014-01

In January 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-01, Investments – Equity Method and Joint Ventures, in order to provide guidance on accounting for investments in flow-through limited liability entities that manage or invest in affordable housing projects that qualify for low-income housing tax credits (“LIHTC”). Through the Company’s investments in these entities, the Company receives tax credits and/or tax deductions from operating losses, which are allowable on the Company’s filed income tax returns over a 10-year period, subject to recapture over a 15-year period beginning with the first year the tax credits are earned.

Under current U.S. generally accepted accounting principles (“U.S. GAAP”), the Company may elect to account for the investments using the effective yield method if certain conditions are met, and if they are not met, the investments are accounted for under either the equity method or the cost method. The Company currently accounts for its investments under the equity method. The provisions of ASU No. 2014-01 permit the Company to make an accounting policy election to account for its investments in LIHTC entities using the proportional amortization method if certain conditions are met. Under the proportional amortization method, the Company would amortize the initial cost of the investment in proportion to the tax credits and other tax benefits received and recognize the net investment performance in the Company’s consolidated statements of comprehensive income as a component of income tax expense or benefit. ASU No. 2014-01 would also require the Company to disclose information that enables users of the consolidated financial statements to understand the nature of the Company’s investments, the measurement of these investments, and their effect on the Company’s financial position and results of operations.

ASU No. 2014-01 is effective beginning with the Company’s first quarter ending March 31, 2015. When adopted, the provisions of ASU No. 2014-01 would be applied retrospectively to all financial statement periods presented. The Company is currently assessing the effect of the change, but does not anticipate that a change would be material to the financial condition, results of operations, or liquidity of the Company. The expanded disclosures required by ASU No. 2014-01 will be incorporated in the Company’s future consolidated financial statements upon adoption.

ASU No. 2014-04

In January 2014, the FASB issued ASU No. 2014-04, Receivables-Troubled Debt Restructurings by Creditors: Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans Upon Foreclosure, in order to clarify when a creditor should reclassify mortgage loans collateralized by residential real estate from their loan portfolio to other real estate owned (“OREO”) upon foreclosure. ASU No. 2014-04 clarifies that an in-substance repossession or foreclosure has occurred when either the creditor obtains legal title to the property or the borrower conveys all interest in the property to the creditor to satisfy the loan through completion of a deed in-lieu-of foreclosure or similar legal agreement. Additionally, ASU No. 2014-04 requires the Company to disclose both the amount of foreclosed residential real estate property held and the investment in consumer mortgage loans collateralized by residential real estate that are in the process of foreclosure.

ASU No. 2014-04 is effective beginning with the Company’s first quarter ending March 31, 2015. When adopting the provisions of ASU No. 2014-04, the Company could apply the provisions using either a prospective transition method or a modified retrospective method. The Company is currently assessing the effect that the adoption would have on its consolidated financial statements, but does not anticipate that adoption would materially affect the Company’s financial condition, results of operations, or liquidity. The expanded disclosures required by this ASU will be incorporated in the Company’s future consolidated financial statements upon adoption.

ASU No. 2014-09

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, which implements a common revenue standard and clarifies the principles used for recognizing revenue. The amendments in the ASU clarify that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. As part of that principle, the entity should identify the contract(s) with the customer, identify the performance obligation(s) of the contract, determine the transaction price, allocate that transaction price to the performance obligation(s) of the contract, and then recognize revenue when or as the entity satisfies the performance obligation(s).

ASU No. 2014-09 is effective beginning with the Company’s first quarter ending March 31, 2017. The Company is currently assessing the effect, but does not expect that such adoption will have a significant impact on the Company’s consolidated financial statements.

ASU No. 2014-11

In June 2014, the FASB issued ASU No. 2014-11, Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosure, which will implement two accounting changes.

ASU No. 2014-11 changes the accounting for repurchase-to-maturity transactions to secured borrowing accounting. For repurchase financing arrangements, ASU No. 2014-11 requires separate accounting for a transfer of a financial asset executed contemporaneously with a repurchase agreement with the same counterparty, which will result in secured borrowing accounting for the repurchase agreement. The amendments in ASU No. 2014-11 also require certain disclosures for transfers of financial assets and repurchase agreements.

ASU No. 2014-11 is effective beginning with the Company’s first quarter ending March 31, 2015. Early adoption is not permitted. Changes will be applied as a cumulative-effect adjustment to retained earnings at the beginning of the adoption period. The disclosures of certain transactions accounted for as a sale is required to be presented beginning with the Company’s first quarter ending March 31, 2015. The company is currently assessing the effect, but does not expect that such adoption will have a significant impact on the Company’s consolidated financial statements.

ASU No. 2014-14

In August 2014, the FASB issued ASU No. 2014-14, Receivables - Troubled Debt Restructurings by Creditors: Classification of Certain

Government-Guaranteed Mortgage Loans Upon Foreclosure, in order to clarify how creditors classify government-guaranteed mortgage loans upon foreclosure, including loans guaranteed by the Federal Housing Administration (“FHA”) of the U.S. Department of Housing and Urban Development and the U.S. Department of Veteran Affairs (“VA”).

ASU No. 2014-14 clarifies that a mortgage loan should be derecognized and that a separate other receivable be recognized upon foreclosure in creditor financial statements if 1) the loan has a government guarantee that is not separable from the loan before foreclosure, 2) at the time of foreclosure the creditor has the intent to convey the real estate property to the guarantor and make a claim on the guarantee, and 3) at the time of foreclosure, any amount of the claim that is determined on the basis of the fair value of the real estate is fixed. Upon foreclosure, the separate other receivable should be measured based on the amount of the loan balance, including principal and interest, expected to be recovered from the guarantor.

ASU No. 2014-14 is effective beginning with the Company’s first quarter ending March 31, 2015, using either a prospective transition method (application of the amendments of the ASU to foreclosures occurring after the adoption date) or modified retrospective transition method (by means of a cumulative-effect adjustment through a reclassification to a separate other receivable). The Company is currently assessing the effect but does not expect that such adoption will have a significant impact on the Company’s consolidated financial statements.

ASU No. 2014-15

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements – Going Concern: Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, which requires management to evaluate whether there are conditions or events that raise substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. ASU No. 2014-15 will require management to perform a going concern evaluation similar to the auditor’s evaluation required by standards issued by the Public Company Accounting Oversight Board (“PCAOB”) and American Institute of Public Accountants (“AICPA”).

ASU No. 2014-15 is effective for annual periods ending after December 15, 2016 and for annual and interim periods thereafter. Early application is permitted. The Company does not expect that such adoption will have a significant impact on the Company’s consolidated financial statements.

ASU No. 2014-16

In November 2014, the FASB issued ASU No. 2014-16, Derivatives and Hedging: Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity, which requires management to assess each existing hybrid financial instrument issued in the form of a share to determine whether any of those hybrid financial instruments contain one or more embedded derivative features. The guidance clarifies that an entity should consider the economic characteristics and risks of the entire hybrid financial instrument, including the embedded derivative being evaluated for bifurcation, in evaluating the nature of the host contract.

ASU No. 2014-16 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. Early adoption, including adoption in an interim period, is permitted. If an entity early adopts the amendments in an interim period, any adjustment shall be reflected as of the beginning of the fiscal year that includes that interim period. The Company does not expect that such adoption will have a significant impact on the Company’s consolidated financial statements.

ASU No. 2014-17

In November 2014, the FASB issued ASU No. 2014-17, Business Combinations: Pushdown Accounting, which provides an acquired entity guidance on whether and at what threshold it can apply pushdown accounting in its separate financial statements upon occurrence of an event in which an acquirer obtains control of the acquired entity. If an acquired entity elects the option to apply pushdown accounting in its separate financial statements, it should disclose information in the current reporting period that enables the users of financial statements to evaluate the effect of pushdown accounting.

ASU No. 2014-17 became effective on November 18, 2014. After the effective date, an acquired entity can make an election to apply the guidance to future change-in control events or to its most recent change-in-control event. If the financial statements for the period in which the most recent change-in-control event occurred have already been issued or made available to be issued, the application of ASU No. 2014-17 would be a change in accounting principle. Adoption will not have a significant impact on the Company’s consolidated financial statements.

NOTE 3 –EARNINGS PER SHARE

Share-based payment awards that entitle holders to receive non-forfeitable dividends before vesting are considered participating securities and thus included in the calculation of basic earnings per share under the two-class method.

The following table presents the calculation of basic and diluted earnings per share for the periods indicated.

	For the Years Ended December 31
(In thousands, except per share data)	2014	2013	2012
Income available to common shareholders	$105,450	$65,103	$76,395
Earnings to unvested restricted stock	(1,652)	(1,206)	(1,443)

Earnings to common shareholders - basic	103,798	63,897	74,952
Earnings reallocated to unvested restricted stock	(33)	(3)	6

Earnings to common shareholders - diluted	$103,765	$63,894	$74,958

Weighted average shares outstanding - basic	31,307	29,052	28,901
Potential common shares	126	53	57

Weighted average shares outstanding - diluted	31,433	29,105	28,958

Weighted average shares outstanding - unvested restricted stock	518	553	553

Earnings per common share - basic	$3.32	$2.20	$2.59
Earnings per common share - diluted	3.30	2.20	2.59

Earnings per unvested restricted stock share - basic	3.19	2.18	2.61
Earnings per unvested restricted stock share - diluted	3.13	2.18	2.60

Additional information on the Company’s basic earnings per common share is shown in the following table.

	For the Years Ended December 31
(Dollars in thousands, except per share data)	2014	2013	2012
Distributed earnings to common shareholders	$43,623	$39,685	$39,349
Undistributed earnings to common shareholders	60,175	24,212	35,603

Total earnings to common shareholders	$103,798	$63,897	$74,952

Distributed earnings to unvested restricted stock	$694	$749	$758
Undistributed earnings to unvested restricted stock	958	457	685

Total earnings allocated to unvested restricted stock	$1,652	$1,206	$1,443

Distributed earnings per common share	$1.40	$1.37	$1.36
Undistributed earnings per common share	1.92	0.83	1.23

Total earnings per common share	$3.32	$2.20	$2.59

Distributed earnings per unvested restricted stock share	$1.34	$1.35	$1.37
Undistributed earnings per unvested restricted stock share	1.85	0.83	1.24

Total earnings per unvested restricted stock share	$3.19	$2.18	$2.61

For the years ended December 31, 2014, 2013, and 2012, the calculations for basic shares outstanding exclude the weighted average shares owned by the Recognition and Retention Plan (“RRP”) of 625,555, 642,008, and 612,097, respectively, and are adjusted for the weighted average shares in treasury stock of 1,879,440, 2,223,306, and 1,964,825, respectively.

The effects from the assumed exercises of 13,101, 483,696, and 752,188 stock options were not included in the computation of diluted earnings per share for years ended December 31, 2014, 2013, and 2012, respectively, because such amounts would have had an antidilutive effect on earnings per common share.

NOTE 4 –ACQUISITION AND DISPOSITION ACTIVITY

Completed Acquisitions

Acquisition of Certain Assets and Liabilities of Trust One Bank

On January 17, 2014, IBERIABANK acquired certain assets and assumed certain liabilities of the Memphis, Tennessee operations of Trust One Bank, a division of Synovus Bank. Under terms of the agreement, IBERIABANK received $91.6 million in cash to acquire four Trust One-Memphis branches in the Memphis, Tennessee market, which resulted in goodwill of $8.6 million. With this acquisition, IBERIABANK expanded its presence in the Memphis, Tennessee MSA through the addition of four branches and an experienced in-market team that enhances IBERIABANK’s ability to compete in that market.

Acquisition of Teche Holding Company

On May 31, 2014, the Company acquired Teche, the holding company of Teche Federal Bank, a New Iberia, Louisiana-based commercial bank servicing south Louisiana. Under terms of the agreement, for each share of Teche stock outstanding, Teche shareholders received 1.162 shares of the Company’s common stock, as well as a cash payment for any fractional share and unexercised options to purchase Teche common stock. The Company acquired all of the outstanding common stock of the former Teche shareholders for total consideration of $156.7 million, which resulted in goodwill of $80.4 million, as shown in the table below. With this acquisition, IBERIABANK expanded its presence in the Acadiana region of Louisiana through the addition of 20 branches and an experienced in-market team that enhances IBERIABANK’s ability to compete in that market. The Company projects cost savings will be recognized in future periods through the elimination of redundant operations. The following summarizes consideration paid and a preliminary allocation of purchase price to net assets acquired.

(Dollars in thousands)	Number of Shares	Amount
Equity consideration
Common stock issued	2,498,007	$156,026

Total equity consideration		156,026

Non-Equity consideration
Cash		714

Total consideration paid		156,740
Fair value of net assets assumed including identifiable intangible assets		76,311

Goodwill		$80,429

Acquisition of First Private Holdings, Inc.

On June 30, 2014, the Company acquired First Private, the holding company of First Private Bank of Texas, a Dallas, Texas-based commercial bank with four branch locations, including two mobile branches. Under terms of the agreement, for each share of First Private stock outstanding, First Private shareholders received 0.27 of a share of the Company’s common stock, as well as a cash payment for any fractional share. The Company acquired all of the outstanding common stock of the former First Private shareholders for total consideration of $58.6 million, which resulted in goodwill of $26.3 million, as shown in the table below. With this acquisition, IBERIABANK expanded its presence into the Dallas, Texas MSA through the addition of branches and an experienced in-market team. The Company projects cost savings will be recognized in future periods through the elimination of redundant operations. The following summarizes consideration paid and a preliminary allocation of purchase price to net assets acquired.

(Dollars in thousands)	Number of Shares	Amount
Equity consideration
Common stock issued	847,509	$58,639

Total equity consideration		58,639

Non-Equity consideration
Cash		1

Total consideration paid		58,640
Fair value of net assets assumed including identifiable intangible assets		32,387

Goodwill		$26,253

The Company accounted for the aforementioned business combinations under the acquisition method in accordance with ASC Topic 805. Accordingly, the purchase price is allocated to the fair value of the assets acquired and liabilities assumed as of the date of acquisition. The following purchase price allocations on these acquisitions are preliminary and will be finalized upon the receipt of final valuations on certain assets and liabilities. Upon receipt of final fair value estimates, which must be within one year of the acquisition dates, the Company will make any final adjustments to the purchase price allocation and retrospectively adjust any goodwill recorded. Material adjustments to acquisition date estimated fair values would be recorded in the period in which the acquisition occurred, and as a result, previously reported results are subject to change. Information regarding the Company’s loan discount and related deferred tax asset, core deposit intangible asset and related deferred tax liability, as well as income taxes payable and the related deferred tax balances recorded in the acquisitions may be adjusted as the Company refines its estimates. Determining the fair value of assets and liabilities, particularly illiquid assets and liabilities, is a complicated process involving significant judgment regarding estimates and assumptions used to calculate estimated fair value. Fair value adjustments based on updated estimates could materially affect the goodwill recorded on the acquisition. The Company may incur losses on the acquired loans that are materially different from losses the Company originally projected.

The acquired assets and liabilities, as well as the preliminary adjustments to record the assets and liabilities at their estimated fair values, are presented in the following tables.

Trust One- Memphis	As Acquired	Preliminary Fair Value Adjustments		As recorded by IBERIABANK

(Dollars in thousands)
Assets
Cash and cash equivalents	$92,060	$—		$92,060
Loans	88,179	(1,726	) (1)	86,453
Other real estate owned	1,325	—		1,325
Core deposit intangible	—	2,597	(2)	2,597
Other assets	368	—		368

Total Assets	$181,932	$871		$182,803

Liabilities
Interest-bearing deposits	$164,942	$—		$164,942
Non-interest-bearing deposits	26,373	—		26,373
Deferred tax liability	—	—		—
Other liabilities	84	—		84

Total Liabilities	$191,399	$—		$191,399

Explanation of certain fair value adjustments:

(1)	The amount represents the adjustment of the book value of Trust One-Memphis loans to their estimated fair value based on current interest rates and expected cash flows, which includes estimates of expected credit losses inherent in the portfolio.
(2)	The amount represents the fair value of the core deposit intangible asset created in the acquisition.

Teche	As Acquired	Preliminary Fair Value Adjustments		As recorded by IBERIABANK

(Dollars in thousands)
Assets
Cash and cash equivalents	$71,611	$—		$71,611
Investment securities	24,077	1,092	(1)	25,169
Loans	716,327	(15,869	) (2)	700,458
Other real estate owned	329	(153	) (3)	176
Core deposit intangible	—	7,440	(4)	7,440
Deferred tax asset	1,057	4,835	(5)	5,892
Other assets	56,730	(5,653	) (6)	51,077

Total Assets	$870,131	$(8,308)		$861,823

Liabilities
Interest-bearing deposits	$520,446	$902	(7)	$521,348
Non-interest-bearing deposits	118,256	—		118,256
Borrowings	134,228	6,304	(8)	140,532
Other liabilities	5,376	—		5,376

Total Liabilities	$778,306	$7,206		$785,512

Explanation of certain fair value adjustments:

(1)	The amount represents the adjustment of the book value of Teche’s investments to their estimated fair value based on fair values on the date of acquisition.
(2)	The amount represents the adjustment of the book value of Teche loans to their estimated fair value based on current interest rates and expected cash flows, which includes estimates of expected credit losses inherent in the portfolio.
(3)	The amount represents the adjustment to the book value of Teche’s OREO to their estimated fair value on the date of acquisition.
(4)	The amount represents the fair value of the core deposit intangible asset created in the acquisition.
(5)	The amount represents the deferred tax asset recognized on the fair value adjustment of Teche acquired assets and assumed liabilities.
(6)	The amount represents the adjustment of the book value of Teche’s property, equipment, and other assets to their estimated fair value at the acquisition date based on their appraised value, as well as the fair value of mortgage servicing rights created in the acquisition.
(7)	The adjustment is necessary because the weighted average interest rate of Teche’s deposits exceeded the cost of similar funding at the time of acquisition. The fair value adjustment will be amortized to reduce future interest expense over the life of the portfolio, which is estimated at 85 months.
(8)	The adjustment represents the adjustment of the book value of Teche’s borrowings to their estimated fair value based on current interest rates and the credit characteristics inherent in the liability.

First Private	As Acquired	Preliminary Fair Value Adjustments		As recorded by IBERIABANK

(Dollars in thousands)
Assets
Cash and cash equivalents	$26,621	$—		$26,621
Investment securities	18,920	297	(1)	19,217
Loans	300,177	(910	) (2)	299,267
Other real estate owned	—	—		—
Core deposit intangible	—	506	(3)	506
Deferred tax asset	530	122	(4)	652
Other assets	5,148	—		5,148

Total Assets	$351,396	$15		$351,411

Liabilities
Interest-bearing deposits	$261,713	$220	(5)	$261,933
Non-interest-bearing deposits	50,334	—		50,334
Borrowings	6,451	—		6,451
Other liabilities	306	—		306

Total Liabilities	$318,804	$220		$319,024

Explanation of certain fair value adjustments:

(1)	The amount represents the adjustment of the book value of First Private’s investments to their estimated fair value based on fair values on the date of acquisition.
(2)	The amount represents the adjustment of the book value of First Private loans to their estimated fair value based on current interest rates and expected cash flows, which includes estimates of expected credit losses inherent in the portfolio.
(3)	The amount represents the fair value of the core deposit intangible asset created in the acquisition.
(4)	The amount represents the deferred tax asset recognized on the fair value adjustment of First Private acquired assets and assumed liabilities.
(5)	The adjustment is necessary because the weighted average interest rate of First Private’s deposits exceeded the cost of similar funding at the time of acquisition. The fair value adjustment will be amortized to reduce future interest expense over the life of the portfolio, which is estimated at 39 months.

Acquisitions of LTC

On February 24, 2014, the Company’s subsidiary, LTC, acquired The Title Company, LLC. Under terms of the agreement, LTC paid $0.4 million in cash to acquire a title office in Baton Rouge, Louisiana, which resulted in goodwill of $0.2 million.

On May 1, 2014, LTC acquired Louisiana Abstract and Title, LLC. Under terms of the agreement, LTC paid $0.2 million in cash to acquire a title office in Shreveport, Louisiana, which resulted in goodwill of $0.2 million. In addition, the agreement provides for potential additional cash consideration based on earnings over a four-year period after the acquisition.

The acquisitions were accounted for under the acquisition method of accounting in accordance with ASC Topic 805. Purchased assets were recorded at their acquisition date fair values. Identifiable intangible assets were recorded at fair value. Because the consideration paid, including contingent consideration, was greater than the fair value of the acquired net assets, the Company recorded goodwill as part of the acquisitions. The goodwill recognized was the result of LTC’s expanded presence into the Baton Rouge and Shreveport Louisiana MSAs and experienced in-market teams that enhance its ability to compete in those markets. As part of the acquisitions, LTC also acquired or created the following other assets:

(Dollars in thousands)	The Title Company LLC	Louisiana Abstract and Title LLC
Goodwill	$221	$155
Non-compete agreement	63	100
Title plant	14	9
Other intangible assets	75	130
Other assets	3	6

Total Assets	$376	$400

Pending Acquisitions

Acquisition of Florida Bank Group, Inc.

During the fourth quarter of 2014, the Company announced the signing of a definitive agreement pursuant to which IBERIABANK will acquire Florida Bank Group, Inc. (“Florida Bank Group”). The proposed acquisition of Florida Bank Group has been approved by the Board of Directors of each company, Florida Bank Group’s shareholders, and the Company’s regulators, and closed on February 28, 2015.

Under the terms of the agreement, Florida Bank Group shareholders will receive a combination of cash and shares of the Company’s common stock. Florida Bank Group shareholders will receive cash equal to $7.81 per share of then outstanding Florida Bank Group common stock, including shares of preferred stock that will convert to common shares in the acquisition. Each Florida Bank Group common share will be exchanged for 0.149 share of the Company’s common stock. All unexercised Florida Bank Group stock options, whether or not vested, will be cashed out.

Acquisition of Old Florida Bancshares, Inc.

During the fourth quarter of 2014, the Company announced the signing of a definitive agreement pursuant to which IBERIABANK will acquire Old Florida Bancshares, Inc. (“Old Florida”), holding company of Old Florida Bank and New Traditions Bank. The proposed acquisition has been approved by the Board of Directors of each company, Old Florida’s shareholders, and the Company’s regulators, and is expected to close on March 31, 2015.

Under the terms of the agreement, Old Florida shareholders will receive 0.34 share of the Company’s common stock for each of the Old Florida common stock shares outstanding, subject to certain market price adjustments provided for in the agreement. All unexercised Old Florida stock options, whether or not vested, will be cashed out.

Acquisition of Georgia Commerce Bancshares, Inc.

During the fourth quarter of 2014, the Company announced the signing of a definitive agreement pursuant to which IBERIABANK will acquire Georgia Commerce Bancshares, Inc. (“Georgia Commerce”), holding company of Georgia Commerce Bank. The proposed acquisition has been approved by the Board of Directors of each company and the Company’s regulators and is expected to close in the first half of 2015, subject to customary closing conditions, including the receipt of the approval of Georgia Commerce’s shareholders.

Supplemental unaudited pro forma information

The following unaudited pro forma information for the year ended December 31, 2013 reflects the Company’s estimated consolidated results of operations as if the acquisitions of Trust One-Memphis, Teche, and First Private occurred at January 1, 2013, unadjusted for potential cost savings and preliminary purchase price adjustments.

(Dollars in thousands, except per share data)	2013	2012
Interest and non-interest income	$669,607	$687,279
Net income	74,624	86,473
Earnings per share - basic	2.26	2.63
Earnings per share - diluted	2.26	2.63

The Company’s consolidated financial statements as of and for the year ended December 31, 2014 include the operating results of the acquired assets and assumed liabilities for the days subsequent to the respective acquisition dates. Due to the system conversion of the acquired entities throughout the current year and subsequent integration of the operating activities of the acquired branches into existing Company markets, historical reporting for the former Trust One-Memphis, Teche, and First Private branches is impracticable and thus disclosure of the revenue from the assets acquired and income before income taxes is impracticable for the period subsequent to acquisition.

Under the terms of the agreement, Georgia Commerce shareholders will receive 0.6134 share of the Company’s common stock for each of the Georgia Commerce common stock shares outstanding, subject to certain market price adjustments provided for in the agreement. All unexercised Georgia Commerce stock options, whether or not vested, will be cashed out.

Branch Dispositions

In 2012, the Company closed ten branches as part of its ongoing business strategy, which includes a periodic review of its branch network to maximize shareholder return. In 2013, the Company closed or consolidated an additional 14 branches. As part of these branch closures, the Company incurred various disposal costs during the years ended December 31, 2013 and 2012, including personnel termination costs, contract termination costs, and fixed asset disposals. The following table shows the costs the Company incurred that are included in its consolidated statements of comprehensive income for the years indicated. Costs associated with branch dispositions for the year ended December 31, 2014 were immaterial.

	For the Years Ended December 31
(Dollars in thousands)	2013	2012
Employee termination	$299	$477
Accelerated depreciation	1,033	576
Contract termination	659	20
Impairment	4,941	2,743

	$6,932	$3,816

NOTE 5 – INVESTMENT SECURITIES

The amortized cost and fair values of investment securities, with gross unrealized gains and losses, consist of the following:

	December 31, 2014
(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Securities available for sale:
U.S. Government-sponsored enterprise obligations	$317,386	$1,700	$(3,533)	$315,553
Obligations of state and political obligations	86,513	3,679	(2)	90,190
Mortgage-backed securities	1,741,917	16,882	(7,184)	1,751,615
Other securities	1,460	35	—	1,495

Total securities available for sale	$2,147,276	$22,296	$(10,719)	$2,158,853

Securities held to maturity:
U.S. Government-sponsored enterprise obligations	$10,000	$88	$—	$10,088
Obligations of state and political obligations	77,597	3,153	(145)	80,605
Mortgage-backed securities	29,363	151	(726)	28,788

Total securities held to maturity	$116,960	$3,392	$(871)	$119,481

	December 31, 2013
(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Securities available for sale:
U.S. Government-sponsored enterprise obligations	$406,092	$1,382	$(11,913)	$395,561
Obligations of state and political obligations	105,300	2,435	(256)	107,479
Mortgage-backed securities	1,450,194	10,031	(27,947)	1,432,278
Other securities	1,460	19	—	1,479

Total securities available for sale	$1,963,046	$13,867	$(40,116)	$1,936,797

Securities held to maturity:
U.S. Government-sponsored enterprise obligations	$34,478	$484	$—	$34,962
Obligations of state and political obligations	84,290	1,463	(1,624)	84,129
Mortgage-backed securities	35,341	258	(2,124)	33,475

Total securities held to maturity	$154,109	$2,205	$(3,748)	$152,566

At December 31, 2014, the Company’s exposure to two investment security issuers individually exceeded 10% of shareholders’ equity:

(Dollars in thousands)	Amortized Cost	Market Value
Federal National Mortgage Association (Fannie Mae)	$1,220,841	$1,226,654
Federal Home Loan Mortgage Corporation (Freddie Mac)	707,592	706,514

	$1,928,433	$1,933,168

Securities with carrying values of $1.4 billion and $1.5 billion were pledged to secure public deposits and other borrowings at December 31, 2014 and 2013, respectively.

Information pertaining to securities with gross unrealized losses, aggregated by investment category and length of time that individual securities have been in a continuous loss position, is as follows:

	December 31, 2014
	Less Than Twelve Months		Over Twelve Months		Total
	Gross	Estimated	Gross	Estimated	Gross	Estimated
	Unrealized	Fair	Unrealized	Fair	Unrealized	Fair
(Dollars in thousands)	Losses	Value	Losses	Value	Losses	Value
Securities available for sale:
U.S. Government-sponsored enterprise obligations	$—	$—	$(3,533)	$240,498	$(3,533)	$240,498
Obligations of state and political obligations	(2)	185	—	—	(2)	185
Mortgage-backed securities	(1,189)	304,686	(5,995)	294,549	(7,184)	599,235

Total securities available for sale	$(1,191)	$304,871	$(9,528)	$535,047	$(10,719)	$839,918

Securities held to maturity:
Obligations of state and political obligations	$(9)	$2,287	$(136)	$8,590	$(145)	$10,877
Mortgage-backed securities	—	—	(726)	20,812	(726)	20,812

Total securities held to maturity	$(9)	$2,287	$(862)	$29,402	$(871)	$31,689

	December 31, 2013
	Less Than Twelve Months		Over Twelve Months		Total
	Gross	Estimated	Gross	Estimated	Gross	Estimated
	Unrealized	Fair	Unrealized	Fair	Unrealized	Fair
(Dollars in thousands)	Losses	Value	Losses	Value	Losses	Value
Securities available for sale:
U.S. Government-sponsored enterprise obligations	$(11,764)	$298,515	$(149)	$5,515	$(11,913)	$304,030
Obligations of state and political obligations	(30)	2,415	(226)	1,047	(256)	3,462
Mortgage-backed securities	(23,749)	864,899	(4,198)	81,870	(27,947)	946,769

Total securities available for sale	$(35,543)	$1,165,829	$(4,573)	$88,432	$(40,116)	$1,254,261

Securities held to maturity:
Obligations of state and political obligations	$(1,181)	$29,355	$(443)	$6,240	$(1,624)	$35,595
Mortgage-backed securities	(952)	12,913	(1,172)	11,616	(2,124)	24,529

Total securities held to maturity	$(2,133)	$42,268	$(1,615)	$17,856	$(3,748)	$60,124

The Company assessed the nature of the losses in its portfolio as of December 31, 2014 and 2013 to determine if there are losses that should be deemed other-than-temporary. In its analysis of these securities, management considered numerous factors to determine whether there were instances where the amortized cost basis of the debt securities would not be fully recoverable, including, but not limited to:

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

Management believes it has considered these factors, as well as all relevant information available, when determining the expected future cash flows of the securities in question. Except for the particular municipal bond discussed below, in each instance, management has determined the cost basis of the securities would be fully recoverable. Management also has the intent to hold debt securities until their maturity or anticipated recovery if the security is classified as available for sale. In addition, management does not believe the Company will be required to sell debt securities before the anticipated recovery of the amortized cost basis of the security.

At December 31, 2014, 112 debt securities had unrealized losses of 1.31% of the securities’ amortized cost basis. At December 31, 2013, 207 debt securities had unrealized losses of 3.23% of the securities’ amortized cost basis. The unrealized losses for each of the securities related to market interest rate changes. Additional information on securities that have been in a continuous loss position for over twelve months at December 31 is presented in the following table.

(Dollars in thousands)	2014	2013
Number of securities
Issued by Fannie Mae, Freddie Mac, or Ginnie Mae	66	20
Issued by political subdivisions	5	5

	71	25

Amortized Cost Basis
Issued by Fannie Mae, Freddie Mac, or Ginnie Mae	$566,113	$104,520
Issued by political subdivisions	8,727	7,956

	$574,840	$112,476

Unrealized Loss
Issued by Fannie Mae, Freddie Mac, or Ginnie Mae	$10,254	$5,519
Issued by political subdivisions	136	669

	$10,390	$6,188

The Fannie Mae, Freddie Mac, and Ginnie Mae securities are rated AA+ by S&P and Aaa by Moodys. Five of the securities in a continuous loss position for over twelve months were issued by political subdivisions. The securities issued by political subdivisions have credit ratings by S&P ranging from A+ to AAA and credit ratings from Moody’s ranging from A2 to Aaa.

Prior to 2012, management assessed the operating environment of a bond issuer as adverse and concluded that the Company had one unrated revenue municipal bond that warranted an other-than-temporary impairment charge. The specific impairment was related to the loss of the contracted revenue source required for bond repayment. The Company determined the impairment charge using observable market data for similar assets, including third party valuation of the security, as well as information from unobservable inputs, including its best estimate of the recoverability of the amortized cost of the security as outlined above. The Company recorded total impairment of 50% of the par value of the bond and provided a fair value of the bond that was consistent with current market pricing. During the third quarter of 2014, the Company sold the municipal bond and recorded a gain of $0.6 million in the Company’s consolidated statements of comprehensive income for the year ended December 31, 2014. The following table reflects activity during the years ended December 31, 2014, 2013, and 2012 related to credit losses on the other-than-temporarily impaired investment security where a portion of the unrealized loss was recognized in comprehensive income.

(Dollars in thousands)	2014	2013	2012
Balance at beginning of period	$(1,273)	$(1,273)	$(1,273)
Credit losses on securities not previously considered other-than-temporarily impaired	—	—	—
Credit losses on securities for which OTTI was previously recognized	—	—	—
Reduction for securities sold/settled during the period	1,273	—	—

Balance at end of period	$—	$(1,273)	$(1,273)

As a result of the Company’s analysis, no declines in the estimated fair value of the Company’s investment securities were deemed to be other-than-temporary at December 31, 2014 or 2013.

The amortized cost and estimated fair value of investment securities by maturity at December 31, 2014 are shown in the following table. Securities are classified according to their contractual maturities without consideration of principal amortization, potential prepayments or call options. Accordingly, actual maturities may differ from contractual maturities. Weighted average yields are calculated on the basis of the yield to maturity based on the amortized cost of each security.

	Securities Available for Sale			Securities Held to Maturity
(Dollars in thousands)	Weighted Average Yield	Amortized Cost	Estimated Fair Value	Weighted Average Yield	Amortized Cost	Estimated Fair Value
Within one year or less	1.54%	$14,643	$14,764	2.65%	$10,000	$10,088
One through five years	1.73	241,231	241,796	2.78	13,858	14,191
After five through ten years	2.15	425,233	429,973	3.10	20,945	21,729
Over ten years	2.20	1,466,169	1,472,320	2.86	72,157	73,473

	2.13%	$2,147,276	$2,158,853	2.87%	$116,960	$119,481

The following is a summary of realized gains and losses from the sale of securities classified as available for sale. Gains or losses on securities sold are recorded on the trade date, using the specific identification method.

	Years Ended December 31
(Dollars in thousands)	2014	2013	2012
Realized gains	$863	$2,387	$3,754
Realized losses	(92)	(110)	(15)

	$771	$2,277	$3,739

In addition to the gains above, the Company realized certain immaterial gains on calls of held to maturity securities.

Other Equity Securities

The Company included the following securities in “Other assets” on the consolidated balance sheets at December 31:

(Dollars in thousands)	2014	2013
Federal Home Loan Bank (FHLB) stock	$38,476	$24,369
Federal Reserve Bank (FRB) stock	34,348	28,098
Other investments	1,306	1,306

	$74,130	$53,773

NOTE 6 – LOANS

Loans consist of the following, segregated into non-covered and covered loans, for the periods indicated:

	December 31, 2014
	Non-covered loans
(Dollars in thousands)	Legacy Loans	Acquired Loans	Covered Loans(1)	Total
Commercial loans:
Real estate	$3,718,058	$497,949	$189,126	$4,405,133
Business	3,284,140	93,549	31,260	3,408,949

	7,002,198	591,498	220,386	7,814,082

Residential mortgage loans:
Residential 1-4 family	495,638	424,579	128,024	1,048,241
Construction / Owner Occupied	32,056	—	—	32,056

	527,694	424,579	128,024	1,080,297

Consumer and other loans:
Home equity	1,290,976	217,699	92,430	1,601,105
Indirect automobile	396,766	392	—	397,158
Other	451,080	93,618	3,704	548,402

	2,138,822	311,709	96,134	2,546,665

Total	$9,668,714	$1,327,786	$444,544	$11,441,044

	December 31, 2013
	Non-covered loans
(Dollars in thousands)	Legacy Loans	Acquired Loans	Covered Loans	Total
Commercial loans:
Real estate	$3,134,904	$345,069	$387,332	$3,867,305
Business	2,906,051	53,037	37,025	2,996,113

	6,040,955	398,106	424,357	6,863,418

Residential mortgage loans:
Residential 1-4 family	404,922	18,135	154,025	577,082
Construction / Owner Occupied	9,450	—	—	9,450

	414,372	18,135	154,025	586,532

Consumer and other loans:
Home equity	1,101,227	53,443	137,122	1,291,792
Indirect automobile	373,383	1,853	—	375,236
Other	358,384	12,368	4,289	375,041

	1,832,994	67,664	141,411	2,042,069

Total	$8,288,321	$483,905	$719,793	$9,492,019

(1)	Included as covered loans at December 31, 2014 is $174.7 million of assets whose reimbursable loss periods ended as of January 1, 2015.

In 2009, the Company acquired substantially all of the assets and liabilities of CapitalSouth Bank (“CSB”), and certain assets, deposits, and other liabilities of Orion Bank (“Orion”) and Century Bank (“Century”). In 2010, the Company acquired certain assets and assumed certain deposits and other liabilities of Sterling Bank (“Sterling”). Substantially all of the loans and foreclosed real estate that were acquired in these transactions are covered by loss sharing agreements between the FDIC and IBERIABANK, which afford IBERIABANK loss protection. Refer to Note 8 for additional information regarding the Company’s loss sharing agreements.

Because of the loss protection provided by the FDIC, the risks associated with CSB, Orion, Century, and Sterling covered loans and foreclosed real estate are significantly different from those assets not covered under the loss share agreements. Accordingly, the Company presents loans currently indemnified as “covered loans” and loans that are not currently indemnified as “non-covered loans.”

Deferred loan origination fees were $20.6 million and $18.6 million and deferred loan expenses were $9.4 million and $7.6 million at December 31, 2014 and 2013, respectively. In addition to loans issued in the normal course of business, the Company considers overdrafts on customer deposit accounts to be loans and reclassifies these overdrafts as loans in its consolidated balance sheets. At December 31, 2014 and 2013, overdrafts of $5.6 million and $3.1 million, respectively, have been reclassified to loans.

Loans with carrying values of $3.1 billion and $2.3 billion were pledged to secure public deposits and other borrowings at December 31, 2014 and 2013, respectively.

Non-covered Loans

The following tables provide an analysis of the aging of non-covered loans as of December 31, 2014 and 2013. Because of the difference in accounting for acquired loans, the tables below further segregate the Company’s non-covered loans between legacy loans and acquired loans. For purposes of the following tables, subprime mortgage loans are defined as the Company’s mortgage loans that have borrower FICO scores that are less than 620 at the time of origination or were purchased outside of a business combination.

	December 31, 2014
	Legacy loans
	Past Due (1)				Current	Total Legacy Loans, Net of Unearned Income	Recorded Investment > 90 days and Accruing
(Dollars in thousands)	30-59 days	60-89 days	> 90 days	Total
Commercial real estate - Construction	$507	$—	$69	$576	$483,663	$484,239	$—
Commercial real estate - Other	11,799	148	6,883	18,830	3,214,989	3,233,819	—
Commercial business	1,589	1,860	3,228	6,677	3,277,463	3,284,140	200

Residential mortgage - Prime	1,389	2,616	11,305	15,310	392,900	408,210	538
Residential mortgage - Subprime	—	—	3,595	3,595	115,889	119,484	—

Consumer - Home equity	4,096	595	7,420	12,111	1,278,865	1,290,976	16
Consumer - Indirect automobile	2,447	396	1,419	4,262	392,504	396,766	—
Consumer - Credit card	253	163	1,032	1,448	71,297	72,745	—
Consumer - Other	1,285	424	773	2,482	375,853	378,335	—

Total	$23,365	$6,202	$35,724	$65,291	$9,603,423	$9,668,714	$754

	December 31, 2013
	Legacy loans
	Past Due (1)				Current	Total Legacy Loans, Net of Unearned Income	Recorded Investment > 90 days and Accruing
(Dollars in thousands)	30-59 days	60-89 days	> 90 days	Total
Commercial real estate - Construction	$—	$—	$1,803	$1,803	$381,292	$383,095	$—
Commercial real estate - Other	6,098	5,630	7,650	19,378	2,732,431	2,751,809	2
Commercial business	2,117	423	15,020	17,560	2,888,491	2,906,051	—

Residential mortgage - Prime	1,104	852	9,684	11,640	286,167	297,807	1,073
Residential mortgage - Subprime	—	—	1,626	1,626	114,939	116,565	—

Consumer - Home equity	1,956	569	6,808	9,333	1,091,894	1,101,227	—
Consumer - Indirect automobile	1,427	293	1,275	2,995	370,388	373,383	—
Consumer - Credit card	266	92	411	769	62,873	63,642	—
Consumer - Other	458	106	485	1,049	293,693	294,742	—

Total	$13,426	$7,965	$44,762	$66,153	$8,222,168	$8,288,321	$1,075

(1)	Past due loans greater than 90 days include all loans on nonaccrual status, regardless of past due status, as of the period indicated. Nonaccrual loans are presented separately in the “Nonaccrual Loans” section below.

	December 31, 2014
	Non-covered acquired loans
	Past Due (1)				Current	Discount/ Premium	Total Non-covered Acquired Loans, Net of Unearned Income	Recorded Investment > 90 days and Accruing
(Dollars in thousands)	30-59 days	60-89 days	> 90 days	Total
Commercial real estate - Construction	$2,740	$57	$1,284	$4,081	$26,667	$(1,170)	$29,578	$1,284
Commercial real estate - Other	4,419	840	26,480	31,739	475,751	(39,119)	468,371	26,376
Commercial business	2,106	70	1,635	3,811	94,962	(5,224)	93,549	1,635

Residential mortgage - Prime	152	2,367	9,339	11,858	418,552	(5,831)	424,579	8,087

Consumer - Home equity	649	385	8,774	9,808	216,310	(8,419)	217,699	8,383
Consumer - Indirect automobile	13	17	9	39	393	(40)	392	9
Consumer - Other	1,458	113	1,949	3,520	94,315	(4,217)	93,618	1,829

Total	$11,537	$3,849	$49,470	$64,856	$1,326,950	$(64,020)	$1,327,786	$47,603

	December 31, 2013
	Non-covered acquired loans
	Past Due (1)				Current	Discount/ Premium	Total Non-covered Acquired Loans, Net of Unearned Income	Recorded Investment > 90 days and Accruing
(Dollars in thousands)	30-59 days	60-89 days	> 90 days	Total
Commercial real estate - Construction	$388	$—	$2,542	$2,930	$19,833	$(2,532)	$20,231	$2,542
Commercial real estate - Other	1,798	1,963	27,967	31,728	345,286	(52,176)	324,838	27,967
Commercial business	544	—	1,218	1,762	54,189	(2,914)	53,037	1,218

Residential mortgage - Prime	—	—	226	226	18,796	(887)	18,135	226

Consumer - Home equity	313	516	4,242	5,071	53,995	(5,623)	53,443	4,242
Consumer - Indirect automobile	33	—	95	128	1,725	—	1,853	95
Consumer - Other	175	101	975	1,251	12,598	(1,481)	12,368	975

Total	$3,251	$2,580	$37,265	$43,096	$506,422	$(65,613)	$483,905	$37,265

(1)	Past due information presents acquired loans at the gross loan balance, prior to application of discounts.

Non-accrual Loans

The following table provides the recorded investment of legacy loans on non-accrual status at December 31:

(Dollars in thousands)	2014	2013
Commercial real estate - Construction	$69	$1,803
Commercial real estate - Other	6,883	7,648
Commercial business	3,028	15,020

Residential mortgage - Prime	10,767	8,611
Residential mortgage - Subprime	3,595	1,626

Consumer - Home equity	7,404	6,808
Consumer - Indirect automobile	1,419	1,275
Consumer - Credit card	1,032	411
Consumer - Other	773	485

Total	$34,970	$43,687

The amount of interest income that would have been recorded in 2014, 2013 and 2012 if total nonaccrual loans had been current in accordance with their contractual terms was approximately $1.8 million, $2.9 million and $3.2 million respectively.

Covered Loans

The carrying amount of the acquired covered loans at December 31, 2014 and 2013 consisted of loans determined to be impaired at the acquisition date, which are accounted for in accordance with ASC Topic 310-30, and loans that were considered to be performing at the acquisition date, accounted for by analogy to ASC Topic 310-30, as detailed in the following tables.

	December 31, 2014
(Dollars in thousands)	Acquired Impaired Loans	Acquired Performing Loans	Total Covered Loans
Commercial loans:
Real estate	$1,253	$187,873	$189,126
Business	—	31,260	31,260

	1,253	219,133	220,386

Residential mortgage loans:
Residential 1-4 family	22,918	105,106	128,024
Construction / Owner Occupied	—	—	—

	22,918	105,106	128,024

Consumer and other loans:
Home equity	12,872	79,558	92,430
Indirect automobile	—	—	—
Other	489	3,215	3,704

	13,361	82,773	96,134

Total	$37,532	$407,012	$444,544

	December 31, 2013
(Dollars in thousands)	Acquired Impaired Loans	Acquired Performing Loans	Total Covered Loans
Commercial loans:
Real estate	$14,904	$372,428	$387,332
Business	—	37,025	37,025

	14,904	409,453	424,357

Residential mortgage loans:
Residential 1-4 family	28,223	125,802	154,025
Construction / Owner Occupied	—	—	—

	28,223	125,802	154,025

Consumer and other loans:
Home equity	21,768	115,354	137,122
Indirect automobile	—	—	—
Other	1,182	3,107	4,289

	22,950	118,461	141,411

Total	$66,077	$653,716	$719,793

Loans Acquired

As discussed in Note 4, during 2014, the Company acquired loans of $86.5 million from Trust One-Memphis, $700.5 million from Teche, and $299.3 million from First Private. Of the total $1.1 billion of loans acquired in 2014, $1.0 billion were determined to have no evidence of deteriorated credit quality and are accounted for under ASC Topics 310-10 and 310-20. The remaining $66.7 million were determined to have deteriorated credit quality under ASC Topic 310-30. The tables below show the balances acquired during 2014 for these two subsections of the portfolio as of the acquisition date.

(Dollars in thousands)
Contractually required principal and interest at acquisition	$1,224,635
Expected losses and foregone interest	(20,790)

Cash flows expected to be collected at acquisition	1,203,845

Fair value of acquired loans at acquisition	$1,014,903

(Dollars in thousands)	Acquired Impaired Loans	Acquired Performing Impaired Loans	Total Acquired Loans
Contractually required principal and interest at acquisition	$71,871	$15,130	$87,001
Nonaccretable difference (expected losses and foregone interest)	(6,117)	(361)	(6,478)

Cash flows expected to be collected at acquisition	65,754	14,769	80,523
Accretable yield	(12,312)	(1,536)	(13,848)

Basis in acquired loans at acquisition	$53,442	$13,233	$66,675

The following is a summary of changes in the accretable difference for loans accounted for under ASC 310-30 of acquired impaired loans during the years ended December 31:

	2014
(Dollars in thousands)	Acquired Impaired Loans	Acquired Performing Impaired Loans	Total Acquired Loans
Balance at beginning of period	$78,349	$276,543	$354,892
Acquisition	12,312	1,536	13,848
Transfers from nonaccretable difference to accretable yield	4,405	21,439	25,844
Accretion	(15,095)	(88,138)	(103,233)
Changes in expected cash flows not affecting nonaccretable differences (1)	(5,722)	2,022	(3,700)

Balance at end of period	$74,249	$213,402	$287,651

	2013
	Acquired Impaired Loans	Acquired Performing Impaired Loans	Total Acquired Loans
Balance at beginning of period	$76,623	$279,770	$356,393
Transfers from nonaccretable difference to accretable yield	7,849	42,894	50,743
Accretion	(16,273)	(163,183)	(179,456)
Changes in expected cash flows not affecting nonaccretable differences (1)	10,150	117,062	127,212

Balance at end of period	$78,349	$276,543	$354,892

	2012
	Acquired Impaired Loans	Acquired Performing Impaired Loans	Total Acquired Loans
Balance at beginning of period	$83,834	$386,977	$470,811
Acquisition	1,190	22,899	24,089
Transfers from nonaccretable difference to accretable yield	(11,816)	(47,842)	(59,658)
Accretion	(30,417)	(218,892)	(249,309)
Changes in expected cash flows not affecting nonaccretable differences (1)	33,832	136,628	170,460

Balance at end of period	$76,623	$279,770	$356,393

(1)	Includes changes in cash flows expected to be collected due to the impact of changes in actual or expected timing of liquidation events, modifications, changes in interest rates and changes in prepayment assumptions.

Troubled Debt Restructurings

Information about the Company’s TDRs at December 31, 2014 and 2013 is presented in the following tables. The Company excludes as TDRs modifications of loans that are accounted for within a pool under ASC Topic 310-30, which include the covered loans above, as well as certain acquired loans. Accordingly, such modifications do not result in the removal of those loans from the pool, even if the modification of those loans would otherwise be considered a TDR. As a result, all covered and certain acquired loans that would otherwise meet the criteria for classification as a TDR are excluded from the tables below.

	December 31, 2014				December 31, 2013
	Accruing Loans				Accruing Loans
(Dollars in thousands)	Current	Past Due > 30 days	Nonaccrual TDRs	Total TDRs	Current	Past Due > 30 days	Nonaccrual TDRs	Total TDRs
Commercial real estate - Construction	$—	$—	$—	$—	$—	—	—	—
Commercial real estate - Other	355	—	—	355	400	—	4,452	4,852
Commercial business	1,075	—	1,971	3,046	976	—	13,791	14,767

Residential mortgage - Prime	—	—	—	—	—	—	—	—
Residential mortgage - Subprime	—	—	—	—	—	—	—	—

Consumer - Home equity	—	—	238	238	—	—	258	258
Consumer - Indirect automobile	—	—	—	—	—	—	—	—
Consumer - Credit card	—	—	—	—	—	—	—	—
Consumer - Other	—	—	—	—	—	—	—	—

Total	$1,430	$—	$2,209	$3,639	$1,376	$—	$18,501	$19,877

At December 31, 2014, there were no TDRs that occurred during the current year through modification of the original loan terms. TDRs totaling $14.6 million occurred during the year ending December 31, 2013. The following table provides information on how the TDRs were modified during years ended December 31:

(Dollars in thousands)	2014	2013
Extended maturities	$—	$—
Interest rate adjustment	—	—
Maturity and interest rate adjustment	—	—
Movement to or extension of interest-rate only payments	—	—
Forbearance	—	12,975
Other concession(s) (1)	—	1,587

Total	$—	$14,562

(1)	Other concessions include concessions or a combination of concessions that do not consist of maturity extensions, interest rate adjustments, forbearance or covenant modifications.

The Company had no commercial real estate, residential mortgage or consumer TDRs that were added during the years ended December 31, 2014 and 2013. Information about the Company’s TDRs occurring in these periods is presented in the following table.

	December 31, 2014			December 31, 2013
(In thousands, except number of loans)	Number of Loans	Pre-modification Outstanding Recorded Investment	Post-modification Outstanding Recorded Investment (1)	Number of Loans	Pre-modification Outstanding Recorded Investment	Post-modification Outstanding Recorded Investment (1)
Commercial business	—	—	—	9	14,835	12,429

Total	—	$—	$—	9	$14,835	$12,429

(1)	Recorded investment includes any allowance for credit losses recorded on the TDRs at the dates indicated.

Information detailing non-covered TDRs that subsequently defaulted during the previous twelve months is presented in the following table. The Company has defined a default as any loan with a loan payment that is currently past due greater than 30 days, or was past due greater than 30 days at any point during the previous twelve months, or since the date of modification, whichever is shorter.

	December 31, 2014		December 31, 2013
(In thousands, except number of loans)	Number of Loans	Recorded Investment	Number of Loans	Recorded Investment
Commercial real estate	30	$—	35	$4,452
Commercial business	9	1,600	17	12,808

Residential mortgage - Prime	—	—	—	—

Consumer - Home Equity	—	—	1	45
Consumer - Indirect automobile	—	—	—	—
Consumer - Credit card	—	—	—	—
Consumer - Other	1	—	1	—

Total	40	$1,600	54	$17,305

NOTE 7 – ALLOWANCE FOR CREDIT LOSSES AND CREDIT QUALITY

Allowance for Credit Losses Activity

A summary of changes in the allowance for credit losses for the covered loan and non-covered loan portfolios for the years ended December 31 is as follows:

	2014
	Non-covered loans
(Dollars in thousands)	Legacy Loans	Acquired Loans	Covered Loans	Total
Allowance for credit losses
Balance at beginning of period	$67,342	$4,557	$71,175	$143,074

(Reversal of) Provision for loan losses before benefit attributable to FDIC loss share agreements	14,274	(1,546)	2,072	14,800
Adjustment attributable to FDIC loss share arrangements	—	—	4,260	4,260

Net (reversal of) provision for loan losses	14,274	(1,546)	6,332	19,060

Adjustment attributable to FDIC loss share arrangements	—	—	(4,260)	(4,260)
Transfer of balance to OREO	—	(933)	(6,390)	(7,323)
Transfer of balance to non-covered	—	8,661	(8,661)	—
Loans charged-off	(11,312)	(2,073)	(13,470)	(26,855)
Recoveries	5,870	527	38	6,435

Balance at end of period	$76,174	$9,193	$44,764	$130,131

Reserve for unfunded lending commitments
Balance, beginning of period	$11,147	$—	$—	$11,147
Provision for unfunded lending commitments	654	—	—	654

Balance at end of period	$11,801	$—	$—	$11,801

	2013
	Non-covered loans
	Legacy Loans	Acquired Loans	Covered Loans	Total
Allowance for loan losses
Balance at beginning of period	$74,211	$8,816	$168,576	$251,603

(Reversal of) Provision for loan losses before adjustment attributable to FDIC loss share agreements	6,828	(3,158)	(54,610)	(50,940)
Adjustment attributable to FDIC loss share arrangements	—	—	56,085	56,085

Net (reversal of) provision for loan losses	6,828	(3,158)	1,475	5,145

Adjustment attributable to FDIC loss share arrangements	—	—	(56,085)	(56,085)
Transfer of balance to OREO	—	(1,085)	(27,041)	(28,126)
Transfer of balance to the RULC	(9,828)	—	—	(9,828)
Loans charged-off	(10,686)	(31)	(15,764)	(26,481)
Recoveries	6,817	15	14	6,846

Balance at end of period	67,342	4,557	$71,175	$143,074

Reserve for unfunded lending commitments
Balance, beginning of period	—	—	—	—
Transfer of balance from the allowance for loan losses	9,828	—	—	9,828
Provision for unfunded lending commitments	1,319	—	—	1,319

Balance at end of period	$11,147	$—	$—	$11,147

	2012
	Non-covered loans
	Legacy Loans	Acquired Loans	Covered Loans	Total
Allowance for loan losses
Balance at beginning of period	$74,861	$—	$118,900	$193,761
Provision for loan losses before adjustment attributable to FDIC loss share agreements	3,804	9,799	91,153	104,756
Adjustment attributable to FDIC loss share arrangements	—	—	(84,085)	(84,085)

Net provision for loan losses	3,804	9,799	7,068	20,671

Adjustment attributable to FDIC loss share arrangements	—	—	84,085	84,085
Transfer of balance to OREO	—	(826)	(26,343)	(27,169)
Loans charged-off	(9,728)	(179)	(15,153)	(25,060)
Recoveries	5,274	22	19	5,315

Balance at end of period	$74,211	$8,816	$168,576	$251,603

A summary of changes in the allowance for credit losses for non-covered loans, by loan portfolio type, for the years ended December 31 is as follows:

	2014
(Dollars in thousands)	Commercial Real Estate	Commercial Business	Residential Mortgage	Consumer	Total
Allowance for loan losses
Balance at beginning of period	$26,590	$28,515	$2,546	$14,248	$71,899
(Reversal of) Provision for loan losses	(295)	4,302	694	8,027	12,728
Transfer of balance to OREO	—	(868)	—	(65)	(933)
Transfer of balance to non-covered	6,009	1,699	—	953	8,661
Loans charged off	(2,247)	(1,659)	(613)	(8,866)	(13,385)
Recoveries	2,964	105	248	3,080	6,397

Balance at end of period	$33,021	$32,094	$2,875	$17,377	$85,367

Reserve for unfunded commitments
Balance at beginning of period	$3,089	$4,839	$72	$3,147	$11,147
(Reversal of) Provision for unfunded commitments	350	421	96	(213)	654

Balance at end of period	$3,439	$5,260	$168	$2,934	$11,801

Allowance on loans individually evaluated for impairment	$20	$407	$—	$3	$430
Allowance on loans collectively evaluated for impairment	33,001	31,687	2,875	17,374	84,939

Loans, net of unearned income:
Balance at end of period	$4,216,007	$3,377,689	$952,273	$2,450,531	$10,996,500
Balance at end of period individually evaluated for impairment	7,013	3,988	—	699	11,700
Balance at end of period collectively evaluated for impairment	4,186,968	3,369,982	936,604	2,438,569	10,932,123
Balance at end of period acquired with deteriorated credit quality	22,026	3,719	15,669	11,263	52,677

	2013
	Commercial	Commercial	Residential
(Dollars in thousands)	Real Estate	Business	Mortgage	Consumer	Total
Allowance for credit losses
Balance at beginning of period	$38,264	$28,721	$2,125	$13,917	$83,027
(Reversal of) Provision for loan losses	(8,830)	3,543	860	8,097	3,670
Transfer of balance to OREO	(319)	(113)	(646)	(7)	(1,085)
Transfer of balance to the RULC	(2,939)	(3,497)	(40)	(3,352)	(9,828)
Loans charged off	(2,940)	(516)	(518)	(6,743)	(10,717)
Recoveries	3,354	377	765	2,336	6,832

Balance at end of period	$26,590	$28,515	$2,546	$14,248	$71,899

Reserve for unfunded commitments
Balance at beginning of period	$—	$—	$—	$—	$—
Transfer of balance from the allowance for loan losses	2,939	3,497	40	3,352	9,828
Provision for unfunded commitments	150	1,342	32	(205)	1,319

Balance at end of period	$3,089	$4,839	$72	$3,147	$11,147

Allowance on loans individually evaluated for impairment	$8	$841	$180	$—	$1,029
Allowance on loans collectively evaluated for impairment	26,582	27,674	2,366	14,248	70,870

Loans, net of unearned income:
Balance at end of period	$3,479,973	$2,959,088	$432,507	$1,900,658	$8,772,226
Balance at end of period individually evaluated for impairment	8,705	15,812	1,407	258	26,182
Balance at end of period collectively evaluated for impairment	3,459,028	2,943,246	430,974	1,899,013	8,732,261
Balance at end of period acquired with deteriorated credit quality	12,240	30	126	1,387	13,783

	2012
	Commercial	Commercial	Residential
(Dollars in thousands)	Real estate	Business	Mortgage	Consumer	Total
Allowance for credit losses
Balance at beginning of period	$35,604	$25,705	$897	$12,655	$74,861
(Reversal of) Provision for loan losses	1,786	4,021	2,578	5,218	13,603
Transfer of balance to OREO	(292)	—	(525)	(9)	(826)
Loans charged off	(2,000)	(1,116)	(863)	(5,928)	(9,907)
Recoveries	3,166	111	38	1,981	5,296

Balance at end of period	$38,264	$28,721	$2,125	$13,917	$83,027

Allowance on loans individually evaluated for impairment	$226	$449	$163	$42	$880
Allowance on loans collectively evaluated for impairment	38,038	28,272	1,962	13,875	82,147

Loans, net of unearned income:
Balance at end of period	$2,990,700	$2,450,667	$290,040	$1,674,417	$7,405,824
Balance at end of period individually evaluated for impairment	28,052	4,401	1,703	315	34,471
Balance at end of period collectively evaluated for impairment	2,906,792	2,442,796	288,007	1,669,067	7,306,662
Balance at end of period acquired with deteriorated credit quality	55,856	3,470	330	5,035	64,691

A summary of changes in the allowance for credit losses for covered loans, by loan portfolio type, for the years ended December 31 is as follows:

	2014
(Dollars in thousands)	Commercial Real Estate	Commercial Business	Residential Mortgage	Consumer	Total
Allowance for loan losses
Balance at beginning of period	$38,772	$5,380	$10,889	$16,134	$71,175
(Reversal of) Provision for loan losses	3,058	399	1,168	1,707	6,332
(Decrease) Increase in FDIC loss share receivable	227	509	(3,854)	(1,142)	(4,260)
Transfer of balance to OREO	(1,897)	(1,162)	(1,719)	(1,612)	(6,390)
Transfer of balance to non-covered	(6,009)	(1,699)	—	(953)	(8,661)
Loans charged off	(10,117)	(2,192)	(198)	(963)	(13,470)
Recoveries	38	—	—	—	38

Balance at end of period	$24,072	$1,235	$6,286	$13,171	$44,764

Allowance on loans individually evaluated for impairment	$—	$—	$—	$—	$—
Allowance on loans collectively evaluated for impairment	24,072	1,235	6,286	13,171	44,764

Loans, net of unearned income:
Balance at end of period	$189,126	$31,260	$128,024	$96,134	$444,544
Balance at end of period individually evaluated for impairment	—	—	—	—	—
Balance at end of period collectively evaluated for impairment	187,873	31,260	105,106	82,773	407,012
Balance at end of period acquired with deteriorated credit quality	1,253	—	22,918	13,361	37,532

	2013
(Dollars in thousands)	Commercial Real Estate	Commercial Business	Residential Mortgage	Consumer	Total
Allowance for credit losses
Balance at beginning of period	$100,871	$11,375	$22,566	$33,764	$168,576
(Reversal of) Provision for loan losses	1,523	(649)	286	315	1,475
(Decrease) Increase in FDIC loss share receivable	(28,238)	(5,032)	(4,896)	(17,919)	(56,085)
Transfer of balance to OREO	(19,634)	(314)	(7,067)	(26)	(27,041)
Loans charged off	(15,764)	—	—	—	(15,764)
Recoveries	14	—	—	—	14

Balance at end of period	$38,772	$5,380	$10,889	$16,134	$71,175

Allowance on loans individually evaluated for impairment	$—	$—	$—	$—	$—
Allowance on loans collectively evaluated for impairment	38,772	5,380	10,889	16,134	71,175

Loans, net of unearned income:
Balance at end of period	$387,332	$37,025	$154,025	$141,411	$719,793
Balance at end of period individually evaluated for impairment	—	—	—	—	—
Balance at end of period collectively evaluated for impairment	372,428	37,025	125,802	118,461	653,716
Balance at end of period acquired with deteriorated credit quality	14,904	—	28,223	22,950	66,077

	2012
(Dollars in thousands)	Commercial Real estate	Commercial business	Residential Mortgage	Consumer	Total
Allowance for credit losses
Balance at beginning of period	$69,175	$9,788	$21,184	$18,753	$118,900
(Reversal of) Provision for loan losses	4,970	964	323	811	7,068
(Decrease) Increase in FDIC loss share receivable	51,543	3,616	13,895	15,031	84,085
Transfer of balance to OREO	(11,202)	(2,993)	(11,323)	(825)	(26,343)
Loans charged off	(13,631)	—	(1,513)	(9)	(15,153)
Recoveries	16	—	—	3	19

Balance at end of period	$100,871	$11,375	$22,566	$33,764	$168,576

Allowance on loans individually evaluated for impairment	$—	$—	$—	$—	$—
Allowance on loans collectively evaluated for impairment	100,871	11,375	22,566	33,764	168,576

Loans, net of unearned income:
Balance at end of period	$640,843	$87,051	$187,164	$177,698	$1,092,756
Balance at end of period individually evaluated for impairment	—	—	—	—	—
Balance at end of period collectively evaluated for impairment	473,101	84,294	166,932	154,784	879,111
Balance at end of period acquired with deteriorated credit quality	167,742	2,757	20,232	22,914	213,645

Credit Quality

The Company’s investment in non-covered loans by credit quality indicator is presented in the following tables. Because of the difference in accounting for acquired loans, the tables below further segregate the Company’s non-covered loans between legacy loans and acquired loans. Loan premiums/discounts in the tables below represent the adjustment of non-covered acquired loans to fair value at the acquisition date, as adjusted for income accretion and changes in cash flow estimates in subsequent periods. Asset risk classifications for commercial loans reflect the classification as of December 31, 2014 and 2013, respectively. Credit quality information in the tables below includes loans acquired at the gross loan balance, prior to the application of premiums/discounts, at December 31, 2014 and 2013.

	Legacy loans
	December 31, 2014					December 31, 2013
(Dollars in thousands)	Pass	Special Mention	Sub- standard	Doubtful	Total	Pass	Special Mention	Sub- standard	Doubtful	Total
Commercial real estate - Construction	$483,930	$240	$69	$—	$484,239	$370,824	$9,309	$2,962	$—	$383,095
Commercial real estate - Other	3,161,593	49,847	22,217	162	3,233,819	2,694,161	27,227	30,308	113	2,751,809
Commercial business	3,245,912	7,330	28,965	1,933	3,284,140	2,866,794	6,164	32,167	926	2,906,051

Total	$6,891,435	$57,417	$51,251	$2,095	$7,002,198	$5,931,779	$42,700	$65,437	$1,039	$6,040,955

	Legacy loans
	December 31, 2014			December 31, 2013
(Dollars in thousands)	Current	30+ Days Past Due	Total	Current	30+ Days Past Due	Total
Residential mortgage - Prime	$392,900	$15,310	$408,210	$286,167	$11,640	$297,807
Residential mortgage - Subprime	115,889	3,595	119,484	114,939	1,626	116,565
Consumer - Home equity	1,278,865	12,111	1,290,976	1,091,894	9,333	1,101,227
Consumer - Indirect automobile	392,504	4,262	396,766	370,388	2,995	373,383
Consumer - Credit card	71,297	1,448	72,745	62,873	769	63,642
Consumer - Other	375,853	2,482	378,335	293,693	1,049	294,742

Total	$2,627,308	$39,208	$2,666,516	$2,219,954	$27,412	$2,247,366

	Non-covered acquired loans
	December 31, 2014						December 31, 2013
(Dollars in thousands)	Pass	Special Mention	Substandard	Doubtful	Discount	Total	Pass	Special Mention	Substandard	Doubtful	Discount	Total
Commercial real estate - Construction	$24,118	$2,006	$4,624	$—	$(1,170)	$29,578	$21,244	$—	$1,519	$—	$(2,532)	$20,231
Commercial real estate - Other	445,557	12,794	49,139	—	(39,119)	468,371	350,412	5,096	21,413	93	(52,176)	324,838
Commercial business	91,837	1,861	4,818	257	(5,224)	93,549	53,533	517	1,901	—	(2,914)	53,037

Total	$561,512	$16,661	$58,581	$257	$(45,513)	$591,498	$425,189	$5,613	$24,833	$93	$(57,622)	$398,106

	Non-covered acquired loans
	December 31, 2014				December 31, 2013
(Dollars in thousands)	Current	30+ Days Past Due	Premium (discount)	Total	Current	30+ Days Past Due	Premium (discount)	Total
Residential mortgage - Prime	$418,552	$11,858	$(5,831)	$424,579	$18,796	$226	$(887)	$18,135
Consumer - Home equity	216,310	9,808	(8,419)	217,699	53,995	5,071	(5,623)	53,443
Consumer - Indirect automobile	393	39	(40)	392	1,725	128	—	1,853
Consumer - Other	94,315	3,520	(4,217)	93,618	12,598	1,251	(1,481)	12,368

Total	$729,570	$25,225	$(18,507)	$736,288	$87,114	$6,676	$(7,991)	$85,799

The Company’s investment in covered loans by credit quality indicator is presented in the following table. Loan premiums/discounts in the tables below represent the adjustment of covered loans to net book value before allowance at the reporting date.

	Covered loans
	December 31, 2014					December 31, 2013
(Dollars in thousands)	Pass	Special Mention	Substandard	Doubtful	Total	Pass	Special Mention	Substandard	Doubtful	Total
Commercial real estate - Construction	$34,731	$1,928	$8,008	$—	$44,667	$42,886	$7,401	$23,891	$497	$74,675
Commercial real estate - Other	87,509	20,422	51,252	—	159,183	148,579	49,699	144,680	3,267	346,225
Commercial business	23,380	395	9,275	—	33,050	30,710	780	14,556	984	47,030

	$145,620	$22,745	$68,535	$—	$236,900	$222,175	$57,880	$183,127	$4,748	$467,930

Discount					(16,514)					(43,573)

Total					$220,386					$424,357

	Covered loans
	December 31, 2014				December 31, 2013
(Dollars in thousands)	Current	30+ Days Past Due	Premium (discount)	Total	Current	30+ Days Past Due	Premium (discount)	Total
Residential prime	$140,628	$22,058	$(34,662)	$128,024	$158,710	$30,814	$(35,499)	$154,025
Consumer - Home equity	99,478	16,542	(23,590)	92,430	143,236	35,811	(41,925)	137,122
Consumer - Credit card	614	34	—	648	648	31	—	679
Consumer - Other	337	18	2,701	3,056	591	144	2,875	3,610

Total	$241,057	$38,652	$(55,551)	$224,158	$303,185	$66,800	$(74,549)	$295,436

Legacy Impaired Loans

Information on the Company’s investment in legacy impaired loans is presented in the following tables as of and for the periods indicated.

	December 31, 2014
(Dollars in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
Commercial real estate	$6,680	$6,680	$—	$6,703	$132
Commercial business	2,483	2,483	—	2,873	57

Consumer - Home equity	682	682	—	696	19

With an allowance recorded:
Commercial real estate	1,068	1,093	(25)	1,158	39
Commercial business	1,212	1,620	(408)	2,117	23

Residential mortgage - Prime	10,532	10,768	(236)	10,577	11
Residential mortgage - Subprime	3,579	3,595	(16)	3,686	99

Consumer - Home equity	7,121	7,165	(44)	7,544	43
Consumer - Indirect automobile	1,410	1,419	(9)	2,016	51
Consumer - Credit card	1,012	1,032	(20)	797	—
Consumer - Other	781	790	(9)	1,009	39

Total	$36,560	$37,327	$(767)	$39,176	$513

Total commercial loans	$11,443	$11,876	$(433)	$12,851	$251
Total mortgage loans	14,111	14,363	(252)	14,263	110
Total consumer loans	11,006	11,088	(82)	12,062	152

	December 31, 2013
(Dollars in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
Commercial real estate	$8,567	$8,567	$—	$10,443	$43
Commercial business	13,256	13,256	—	11,074	170

Consumer - Home equity	258	258	—	281	1

With an allowance recorded:
Commercial real estate	1,268	1,284	(16)	4,414	8
Commercial business	1,927	2,770	(843)	2,892	100

Residential mortgage - Prime	9,791	10,019	(228)	8,096	98
Residential mortgage - Subprime	1,617	1,626	(9)	1,579	—

Consumer - Home equity	6,506	6,550	(44)	7,593	93
Consumer - Indirect automobile	1,267	1,275	(8)	2,090	55
Consumer - Credit card	404	411	(7)	418	—
Consumer - Other	481	485	(4)	765	19

Total	$45,342	$46,501	$(1,159)	$49,645	$587

Total commercial loans	$25,018	$25,877	$(859)	$28,823	$321
Total mortgage loans	11,408	11,645	(237)	9,675	98
Total consumer loans	8,916	8,979	(63)	11,147	168

As of December 31, 2014 and 2013, the Company was not committed to lend additional funds to any customer whose loan was classified as impaired or as a troubled debt restructuring.

NOTE 8 – LOSS SHARING AGREEMENTS AND FDIC LOSS SHARE RECEIVABLE

Loss Sharing Agreements

In 2009, the Company acquired substantially all of the assets and liabilities of CSB, and certain assets and assumed certain deposits and other liabilities of Orion and Century. In 2010, the Company acquired certain assets, deposits, and other liabilities of Sterling. Excluding consumer loans acquired from Sterling, the loans and foreclosed real estate that were acquired in these transactions are covered by loss share agreements between the FDIC and IBERIABANK, which afford IBERIABANK loss protection.

During the reimbursable loss periods, the FDIC will cover 80% of covered loan and foreclosed real estate losses up to certain thresholds for all four acquisitions, and 95% of losses that exceed contractual thresholds for CSB, Orion, and Century. The CSB reimbursable loss period ended as of October 1, 2014 for all covered assets excluding single family residential assets. The CSB reimbursable loss period for single family residential assets will end during the third quarter of 2019. The Century and Orion reimbursable loss periods ended as of January 1, 2015 for all covered assets excluding single family residential assets and will end during the fourth quarter of 2019 for single family residential assets. The Sterling reimbursable loss period ends during the third quarter of 2015 for all covered assets excluding single family residential assets and will end during the third quarter of 2020 for single family residential assets. To the extent that loss share coverage ends prior to triggering events on covered assets that would enable the Company to collect these amounts from the FDIC, future impairments may be required.

In addition, all covered assets, excluding single family residential assets, have a three year recovery period, which begins upon expiration of the reimbursable loss period. During the recovery periods, the Company must reimburse the FDIC for its share of any recovered losses, net of certain expenses, consistent with the covered loss reimbursement rates in effect during the recovery periods.

The Orion, Century, and Sterling loss share agreements include “clawback” provisions. The clawback provisions require the Company to make payments to the FDIC to the extent that specified cumulative loss floors are not met. For each of the three loss share agreements that contain clawback provisions, cumulative losses have exceeded the cumulative loss floors that would trigger a clawback payment. Previously, the sum of the historical and remaining projected losses and recoveries under one agreement was less than the clawback threshold stated in that agreement. The Company had $0.8 million recorded at December 31, 2013, to reserve for the amount of clawback consideration due to the FDIC based on projected net losses. As of December 31, 2014, projected net losses indicate that a clawback payment is no longer probable. Accordingly, the reserve balance was reversed in 2014 through a reduction of expense in the Company’s consolidated statement of comprehensive income for the year ended December 31, 2014. Improvement in the performance of covered assets in excess of current expectations, particularly in regard to improvements in recoveries and/or reduced losses, through expiration of the recovery periods could result in reduced levels of cumulative losses that trigger the clawback provisions within any or all of the applicable loss share agreements.

FDIC loss share receivables

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

The following is a summary of FDIC loss share receivables year-to-date activity:

	December 31
(Dollars in thousands)	2014	2013
Balance at beginning of period	$162,312	$423,069
Change due to (reversal of) loan loss provision recorded on FDIC covered loans	(4,260)	(56,085)
Amortization	(74,617)	(97,849)
Recoveries payable (submission of reimbursable losses) to the FDIC	3,282	(52,586)
Impairment	(5,121)	(31,813)
Changes due to a change in cash flow assumptions on OREO and other changes	(11,969)	(22,424)

Balance at end of period	$69,627	$162,312

Impairment of FDIC loss share receivables

Based on improving economic trends, their impact on the amount and timing of expected future cash flows, and delays in the foreclosure process, during the loss share receivable collectibility assessment completed for the year ended December 31, 2014, the Company concluded that certain expected losses were probable of not being collected from either the FDIC or the customer because such projected losses were no longer expected to occur or were expected to occur beyond the reimbursable loss periods specified within the loss share agreements. Management deemed an impairment charge necessary for the year ended December 31, 2014 for $5.1 million attributable to losses on OREO transactions that moved beyond the loss share term.

On April 10, 2013, management concluded that an impairment charge of $31.8 million was required and was recognized in the Company’s consolidated financial statements during the three-month period ended March 31, 2013.

FDIC loss share receivables collectability assessment

The Company assesses the FDIC loss share receivables for collectibility on a quarterly basis. Based on the collectability analysis completed for the year ended December 31, 2014, the Company concluded that the $69.6 million FDIC loss share receivable is fully collectible as of December 31, 2014.

NOTE 9 –TRANSFERS AND SERVICING OF FINANCIAL ASSETS (INCLUDING MORTGAGE BANKING ACTIVITY)

Commercial Banking Activity

The unpaid principal balances of loans serviced for others were $533.8 million and $345.0 million at December 31, 2014 and 2013, respectively. Custodial escrow balances maintained in connection with the foregoing portfolio of loans serviced for others, and included in demand deposits, were immaterial at December 31, 2014 and 2013.

Mortgage Banking Activity

IBERIABANK through its subsidiary, IMC, originates mortgage loans for sale into the secondary market. The loans originated primarily consist of residential first mortgages that conform to standards established by the GSEs, but can also consist of junior lien loans secured by residential property. These sales are primarily to private companies that are unaffiliated with the GSEs on a servicing released basis. Changes to the carrying amount of mortgage loans held for sale at December 31 are presented in the following table.

(Dollars in thousands)	2014	2013	2012
Balance at beginning of period	$128,442	$267,475	$153,013
Originations and Purchases	1,675,538	2,116,460	2,432,367
Sales, net of gains	(1,657,409)	(2,255,493)	(2,317,905)
Other	(6,499)	—	—

Balance at end of period	$140,072	$128,442	$267,475

The following table details the components of mortgage income for the years ended December 31:

(Dollars in thousands)	2014	2013	2012
Fair value changes of derivatives and mortgage loans held for sale:
Mortgage loans held for sale and derivatives	$631	$(4,822)	$6,772
Derivative settlements	(8,743)	3,100	—
Gains on sales	59,156	65,393	70,811
Servicing and other income, net	753	526	470

	$51,797	$64,197	$78,053

Mortgage Servicing Rights

Mortgage servicing rights are recorded at the lower of cost or market in “Other assets” on the consolidated balance sheets and are amortized over the remaining servicing life of the loans, with consideration given to prepayment assumptions. Mortgage servicing rights had the following carrying values as of December 31:

	2014			2013
	Gross	Accumulated	Net	Gross	Accumulated	Net
(Dollars in thousands)	Carrying Amount	Amortization	Carrying Amount	Carrying Amount	Amortization	Carrying Amount
Mortgage servicing rights	$4,751	$(1,253)	$3,498	$2,146	$(638)	$1,508

The related amortization expense of mortgage servicing rights is as follows:

(Dollars in thousands)	Amount
Aggregate amortization expense for the years ended December 31:
2012	$225
2013	480
2014	759

Estimated amortization expense for the years ended December 31:
2015	$1,550
2016	697
2017	531
2018	371
2019	230
2020 and thereafter	119

NOTE 10 – PREMISES AND EQUIPMENT

Premises and equipment consisted of the following at December 31:

(Dollars in thousands)	2014	2013
Land	$75,916	$77,113
Buildings	232,727	217,469
Furniture, fixtures and equipment	128,388	110,663

Total premises and equipment	437,031	405,245
Accumulated depreciation	(129,872)	(117,735)

Total premises and equipment, net	$307,159	$287,510

Depreciation expense was $19.4 million, $19.6 million, and $18.3 million, for the years ended December 31, 2014, 2013, and 2012, respectively.

The Company actively engages in leasing office space available in buildings it owns. Leases have different terms ranging from monthly rental to five-year leases. For the year ended December 31, 2014, income from these leases averaged $0.1 million per month. Total lease income for the years ended December 31, 2014, 2013, and 2012 was $1.6 million, $1.5 million, and $1.6 million, respectively. Income from leases is reported as a reduction in occupancy and equipment expense. The total allocated cost of the portion of the buildings held for lease at December 31, 2014 and 2013 was $7.6 million and $9.5 million, respectively, with related accumulated depreciation of $2.4 million and $3.0 million, respectively.

The Company leases certain branch and corporate offices, land and ATM facilities through non-cancelable operating leases with terms that range from one to 50 years, with renewal options thereafter. Certain of the leases have escalation clauses and renewal options ranging from monthly renewal to 50 years. Rent expense for the years ended December 31, 2014, 2013, and 2012 totaled $10.7 million, $11.4 million, and $10.6 million, respectively.

Minimum future annual rent commitments under lease agreements for the periods indicated are as follows:

(Dollars in thousands)
2015	$11,541
2016	9,878
2017	8,153
2018	7,333
2019	6,214
2020 and thereafter	31,860

$74,979

NOTE 11 – GOODWILL AND OTHER ACQUIRED INTANGIBLE ASSETS

Goodwill

Changes to the carrying amount of goodwill by reporting unit for the years ended December 31, 2014 and 2013 are provided in the following table.

(Dollars in thousands)	IBERIABANK	IMC	LTC	Total
Balance, December 31, 2012	$373,905	$23,178	$4,789	$401,872
Goodwill acquired during the year	—	—	—	—

Balance, December 31, 2013	373,905	$23,178	$4,789	401,872
Goodwill acquired during the year	115,278	—	376	115,654

Balance, December 31, 2014	$489,183	$23,178	$5,165	$517,526

The goodwill acquired in 2014 was a result of the Trust One-Memphis, Teche, First Private, The Title Company, LLC and Louisiana Abstract and Title, LLC acquisitions. See Note 4 for further information.

The Company performed the required annual goodwill impairment test as of October 1, 2014. The Company’s annual impairment test did not indicate impairment in any of the Company’s reporting units as of the testing date. Subsequent to the testing date, management has evaluated the events and changes that could indicate that goodwill might be impaired and concluded that a subsequent test is not required.

Prior to 2012, the Company recognized goodwill impairment of $9.7 million at the Company’s LTC reporting unit based on a decrease in operating revenue and income, which resulted in the conclusion that the fair value of LTC may have been reduced below its carrying amount.

Title Plant

The Company held title plant assets recorded in “Other assets” on the consolidated balance sheets totaling $6.7 million at both December 31, 2014 and 2013, respectively. No events or changes in circumstances occurred during 2014 or 2013 to suggest the carrying value of the title plant was not recoverable.

Intangible assets subject to amortization

Definite-lived intangible assets had the following carrying values included in “Other assets” on the Company’s consolidated balance sheets as of December 31:

	2014			2013
(Dollars in thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Core deposit intangibles	$55,949	$(36,354)	$19,595	$45,406	$(30,784)	$14,622
Customer relationship intangible asset	1,348	(822)	526	1,348	(631)	717
Non-compete agreement	163	(82)	81	—	—	—
Other intangible assets	205	(46)	159	—	—	—

Total	$57,665	$(37,304)	$20,361	$46,754	$(31,415)	$15,339

The related amortization expense of intangible assets is as follows:

(Dollars in thousands)	Amount
Aggregate amortization expense for the years ended December 31:
2012	$5,150
2013	4,720
2014	5,807

Estimated amortization expense for the years ended December 31:
2015	$5,646
2016	5,187
2017	3,586
2018	2,597
2019	1,877
2020 and thereafter	1,468

NOTE 12 – OTHER REAL ESTATE OWNED

Other real estate owned is included in Other assets on the Company’s consolidated balance sheets. Other real estate owned, segregated into non-covered and covered properties, consists of the following at December 31 for the periods indicated. For further discussion of loss share coverage periods applicable to the covered foreclosed assets, see Note 8 to these consolidated financial statements.

	2014			2013
(Dollars in thousands)	Non-covered	Covered (1)	Total	Non-covered	Covered	Total
Real estate owned acquired by foreclosure	$18,614	$22,872	$41,486	$28,072	$60,474	$88,546
Real estate acquired for development or resale	11,556	—	11,556	9,206	—	9,206
Other foreclosed property	81	824	905	93	1,328	1,421

Total	$30,251	$23,696	$53,947	$37,371	$61,802	$99,173

(1)	Included in covered OREO at December 31, 2014 is $9.6 million of assets whose reimbursable loss periods ended as of January 1, 2015.

During the second quarter of 2013, the Company announced plans to close ten branches as part of its business strategy. In addition, during the second quarter of 2014, the Company closed nine branches as part of its acquisition of Teche. The Company notified customers of these branch closings and received the required regulatory approvals to proceed with closure. The Company reviewed the carrying amount of the owned properties and concluded carrying amounts exceeded the fair value of certain branches at that date. Fair value of the branches was based on a third-party broker opinion of value using both a comparable sales and cash flow approach. The Company did not modify the third-party pricing information for unobservable inputs. As a result, the Company recorded impairment losses in other non-interest expense in its consolidated statements of comprehensive income for the years ended December 31, 2014 and 2013. After the impairment losses, the carrying value of the branches was $3.0 million and $5.1 million at December 31, 2014 and 2013, respectively, and is included in OREO (as real estate acquired for development or resale) on the Company’s consolidated balance sheets.

NOTE 13 –DERIVATIVE INSTRUMENTS AND OTHER HEDGING ACTIVITIES

Information pertaining to outstanding derivative instruments is as follows:

	Balance Sheet	Asset Derivatives Fair Value		Balance Sheet	Liability Derivatives Fair Value
(Dollars in thousands)	Location	December 31, 2014	December 31, 2013	Location	December 31, 2014	December 31, 2013
Derivatives not designated as hedging instruments under ASC Topic 815:
Interest rate contracts	Other assets	$15,434	$10,621	Other liabilities	$15,434	$10,620
Forward sales contracts	Other assets	25	1,468	Other liabilities	2,556	287
Written and purchased options	Other assets	17,444	17,987	Other liabilities	13,364	15,828

Total		$32,903	$30,076		$31,354	$26,735

		Asset Derivatives Notional Amount			Liability Derivatives Notional Amount
(Dollars in thousands)		December 31, 2014	December 31, 2013		December 31, 2014	December 31, 2013
Derivatives not designated as hedging instruments under ASC Topic 815:
Interest rate contracts		$444,703	$380,303		$444,703	$380,303
Forward sales contracts		15,897	192,876		391,992	45,091
Written and purchased options		362,580	295,425		225,741	199,061

Total		$823,180	$868,604		$1,062,436	$624,455

The Company is party to collateral agreements with certain derivative counterparties. Such agreements require that the Company maintain collateral based on the fair values of individual derivative transactions. In the event of default by the Company, the counterparty would be entitled to the collateral.

At December 31, 2014 and 2013, the Company was required to post $11.5 million and $5.0 million, respectively, in cash as collateral for its derivative transactions, which are included in interest-bearing deposits in banks on the Company’s consolidated balance sheets. The Company does not anticipate additional assets will be required to be posted as collateral, nor does it believe additional assets would be required to settle its derivative instruments immediately if contingent features were triggered at December 31, 2014. The Company’s master netting agreements represent written, legally enforceable bilateral agreements that (1) create a single legal obligation for all individual transactions covered by the master agreement and (2) in the event of default, provide the non-defaulting counterparty the right to accelerate, terminate, and close-out on a net basis all transactions under the agreement and to promptly liquidate or set-off collateral posted by the defaulting counterparty. As permitted by U.S. GAAP, the Company does not offset fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral against recognized fair value amounts of derivatives executed with the same counterparty under a master netting agreement. The following table reconciles the gross amounts presented in the consolidated balance sheets to the net amounts that would result in the event of offset.

	December 31, 2014
(Dollars in thousands) Derivatives subject to master netting arrangements	Gross Amounts	Gross Amounts Not Offset
	Presented in the	in the Balance Sheet
	Balance Sheet	Derivatives	Collateral (1)	Net
Derivative assets
Interest rate contracts designated as hedging instruments	$—	$—	$—	$—
Interest rate contracts not designated as hedging instruments	15,411	—	—	15,411
Written and purchased options	13,387	—	—	13,387

Total derivative assets subject to master netting arrangements	$28,798	$—	$—	$28,798

Derivative liabilities
Interest rate contracts designated as hedging instruments	$—	$—	$—	$—
Interest rate contracts not designated as hedging instruments	15,411	—	(3,735)	11,676

Total derivative liabilities subject to master netting arrangements	$15,411	$—	$(3,735)	$11,676

(1)	Consists of cash collateral recorded at cost, which approximates fair value, and investment securities.

	December 31, 2013
(Dollars in thousands) Derivatives subject to master netting arrangements	Gross Amounts	Gross Amounts Not Offset
	Presented in the	in the Balance Sheet
	Balance Sheet	Derivatives	Collateral (1)	Net
Derivative assets
Interest rate contracts designated as hedging instruments	$—	$—	$—	$—
Interest rate contracts not designated as hedging instruments	10,621	—	—	10,621
Written and purchased options	15,801	—	—	15,801

Total derivative assets subject to master netting arrangements	$26,422	$—	$—	$26,422

Derivative liabilities
Interest rate contracts designated as hedging instruments	$—	$—	$—	$—
Interest rate contracts not designated as hedging instruments	10,620	—	(5,419)	5,201

Total derivative liabilities subject to master netting arrangements	$10,620	$—	$(5,419)	$5,201

(1)	Consists of cash collateral recorded at cost, which approximates fair value, and investment securities.

During the years ended December 31, 2014 and 2013, the Company has not reclassified into earnings any gain or loss as a result of the discontinuance of cash flow hedges because it was probable the original forecasted transaction would not occur by the end of the originally specified term.

At December 31, 2014, the fair value of derivatives that will mature within the next twelve months is $0.4 million. The Company does not expect to reclassify any amount from accumulated other comprehensive income into interest income over the next twelve months for derivatives that will be settled.

At December 31, 2014 and 2013, and for years then ended, information pertaining to the effect of the hedging instruments on the consolidated financial statements is as follows:

(Dollars in thousands)	Amount of Gain (Loss) Recognized in OCI net of taxes (Effective Portion)		Location of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)		Location of Gain (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing	Amount of Gain (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)
	As of December 31			For the Years Ended December 31
	2014	2013		2014	2013		2014	2013
Derivatives in ASC Topic 815 Cash Flow Hedging Relationships
Interest rate contracts	$—	$—	Other income (expense)	$—	$(392)	Other income (expense)	$(1)	$1

Total	$—	$—		$—	$(392)		$(1)	$1

(Dollars in thousands)
	Location of Gain (Loss) Recognized in Income on Derivatives	Amount of Gain (Loss) Recognized in Income on Derivatives
		2014	2013
Derivatives Not Designated as Hedging Instruments under ASC Topic 815
Interest rate contracts	Other income (expense)	$2,513	$2,991
Forward sales contracts	Mortgage Income	(3,225)	(1,716)
Written and purchased options	Mortgage Income	(5,739)	(3,032)

Total		$(6,451)	$(1,757)

At December 31, additional information pertaining to outstanding interest rate swap agreements not designated as hedging instruments is as follows:

(Dollars in thousands)	2014		2013
Weighted average pay rate	2.9%		3.0%
Weighted average receive rate	0.4%		0.2%
Weighted average maturity in years	7.7	yrs	7.6	yrs
Unrealized gain (loss) relating to interest rate swaps	$—		$—

NOTE 14 – DEPOSITS

Deposits at December 31 are summarized as follows:

(Dollars in thousands)	2014	2013
Non-interest-bearing deposits	$3,195,430	$2,575,939
Negotiable order of withdrawal (NOW)	2,462,841	2,283,491
Money market deposits accounts (MMDA)	4,168,504	3,779,581
Savings deposits	577,513	387,397
Certificates of deposit and other time deposits	2,116,237	1,710,592

	$12,520,525	$10,737,000

Total time deposits summarized by denomination at December 31 are as follows:

(Dollars in thousands)	2014	2013
Time deposits less than $100,000	$1,035,438	$804,250
Time deposits greater than $100,000	1,080,799	906,342

	$2,116,237	$1,710,592

A schedule of maturities of all certificates of deposit as of December 31, 2014 is as follows:

(Dollars in thousands)
Years ending December 31
2015	$1,297,125
2016	493,944
2017	171,884
2018	57,580
2019	49,967
2020 and thereafter	45,737

$2,116,237

NOTE 15 – SHORT-TERM BORROWINGS

Short-term borrowings at December 31 are summarized as follows:

(Dollars in thousands)	2014	2013
Federal Home Loan Bank advances	$603,000	$375,000
Securities sold under agreements to repurchase	242,742	305,344

	$845,742	$680,344

Securities sold under agreements to repurchase, which are classified as secured borrowings, generally mature daily and are reflected at the amount of cash received in connection with the transaction. The Company may be required to provide additional collateral based on the fair value of the underlying securities.

Additional information on the Company’s short-term borrowings for the years indicated is as follows:

(Dollars in thousands)	2014	2013	2012
Outstanding at December 31	$845,742	$680,344	$303,045
Maximum month-end outstanding balance	1,034,741	680,344	640,768
Average daily outstanding balance	782,033	303,352	284,201
Average rate during the year	0.17%	0.16%	0.22%
Average rate at year end	0.18%	0.15%	0.22%

NOTE 16 – LONG-TERM DEBT

Long-term debt at December 31 is summarized as follows:

(Dollars in thousands)
	2014	2013
IBERIABANK:
Federal Home Loan Bank notes, 0.724% to 7.040%	$210,549	$92,267
Notes payable - Investment fund contribution, 7 to 40 year term, 0.50% to 5.00% fixed	80,843	76,570

	291,392	168,837

IBERIABANK Corporation (junior subordinated debt):
Statutory Trust I, 3 month LIBOR (1), plus 3.25%	10,310	10,310
Statutory Trust II, 3 month LIBOR (1), plus 3.15%	10,310	10,310
Statutory Trust III, 3 month LIBOR (1), plus 2.00%	10,310	10,310
Statutory Trust IV, 3 month LIBOR (1), plus 1.60%	15,464	15,464
American Horizons Statutory Trust I, 3 month LIBOR (1), plus 3.15%	6,186	6,186
Statutory Trust V, 3 month LIBOR (1), plus 1.435%	10,310	10,310
Statutory Trust VI, 3 month LIBOR (1), plus 2.75%	12,372	12,372
Statutory Trust VII, 3 month LIBOR (1), plus 2.54%	13,403	13,403
Statutory Trust VIII, 3 month LIBOR (1), plus 3.50%	7,217	7,217
OMNI Trust I, 3 month LIBOR (1), plus 3.30%	8,248	8,248
OMNI Trust II, 3 month LIBOR (1), plus 2.79%	7,732	7,732

	111,862	111,862

	$403,254	$280,699

(1)	The interest rate on the Company’s long-term debt indexed to LIBOR is based on the 3-month LIBOR rate. The 3-month LIBOR rate was 0.26% and 0.25% at December 31, 2014 and 2013, respectively.

Outstanding FHLB advances are amortized over periods ranging from 2 to 20 years, and have a balloon feature at maturity. Advances are collateralized by a blanket pledge of eligible loans, subject to contractual adjustments which reduce the borrowing base, as well as a secondary pledge of FHLB stock and FHLB demand deposits, the amount of which can exceed the amounts borrowed based on contractually required adjustments. Total additional advances available from the FHLB at December 31, 2014 were $2.8 billion under the blanket floating lien and an additional $736.3 million with a pledge of investment securities. The weighted average advance rate was 3.24% and 3.95% at December 31, 2014 and 2013, respectively.

The Company has various funding arrangements with commercial banks providing up to $155.0 million in the form of federal funds and other lines of credit. At December 31, 2014, there were no balances outstanding on these lines and all of the funding was available to the Company.

Junior subordinated debt consists of a total of $111.9 million in Junior Subordinated Deferrable Interest Debentures of the Company issued to statutory trusts that were funded by the issuance of floating rate capital securities of the trusts. Issuances of $10.3 million each were completed in November 2002, June 2003, September 2004, and June 2007 and an issuance of $15.5 million was completed in October 2006. The issue of $6.2 million completed in March 2003 was assumed in the American Horizons acquisition. The Company issued $25.8 million in November 2007 and $7.2 million in March 2008 to provide funding for various business activities, primarily loan growth. Issuances of $8.2 million and $7.7 million were assumed in the OMNI acquisition during 2011.

The terms of the junior subordinated debt are 30 years, and they are callable at par by the Company any time after 5 years. Interest is payable quarterly and may be deferred at any time at the election of the Company for up to 20 consecutive quarterly periods. During a deferral period, the Company is subject to certain restrictions, including being prohibited from declaring and paying dividends to its common shareholders.

As of December 31, 2014, the junior subordinated debt qualifies as Tier 1 capital for regulatory purposes.

Advances and long-term debt at December 31, 2014 have maturities or call dates in future years as follows:

(Dollars in thousands)
2015	$6,941
2016	41,916
2017	101,321
2018	20,741
2019	8,696
2020 and thereafter	223,639

$403,254

NOTE 17 – INCOME TAXES

The provision for income tax expense consists of the following for the years ended December 31:

(Dollars in thousands)	2014	2013	2012
Current expense	$69,612	$62,468	$44,125
Deferred benefit	(24,955)	(35,943)	(7,527)
Tax credits	(12,012)	(11,690)	(8,756)
Tax benefits attributable to items charged to equity and goodwill	2,105	1,034	654

	$34,750	$15,869	$28,496

There was a balance receivable of $2 million and a balance payable of $8 million for federal and state income taxes at December 31, 2014 and 2013, respectively. The provision for federal income taxes differs from the amount computed by applying the federal income tax statutory rate of 35 percent on income before income tax expense as indicated in the following analysis for the years ended December 31:

(Dollars in thousands)	2014	2013	2012
Federal tax based on statutory rate	$49,070	$28,340	$36,712
Increase (decrease) resulting from:
Effect of tax-exempt income	(7,064)	(7,282)	(7,558)
Interest and other nondeductible expenses	2,642	2,007	1,847
State taxes, net of federal Benefit	2,531	3,237	4,938
Tax credits	(12,012)	(11,690)	(8,756)
Other	(417)	1,257	1,313

	$34,750	$15,869	$28,496

Effective tax rate	24.8%	19.6%	27.2%

The composition of other items resulting in a net tax benefit of $0.4 million for the year ending December 31, 2014 arose principally from an increase of $3.2 million for basis reductions associated with federal tax credits, offset by $3.6 million of other discrete items, including BOLI death benefits and prior year provision-to-return adjustments.

The net deferred tax asset at December 31 is as follows:

(Dollars in thousands)
	2014	2013
Deferred tax asset:
NOL carryforward	$978	$1,001
Allowance for credit losses	59,267	85,101
Deferred compensation	6,631	6,315
Basis difference in acquired assets	53,202	70,136
Unrealized loss on available for sale investments	—	8,880
OREO	9,845	31,943
Other	13,530	19,509

	143,453	222,885

Deferred tax liability:
Basis difference in acquired assets	(53,940)	(130,426)
Gain on acquisition	(2,426)	(17,693)
FHLB stock	(85)	(36)
Premises and equipment	(9,652)	(10,209)
Acquisition intangibles	(12,151)	(12,113)
Deferred loan costs	(3,771)	(2,915)
Unrealized gain on available for sale investments	(4,052)	—
Investments acquired	(570)	(235)
Swap gain	(75)	(75)
Other	(12,908)	(11,089)

	(99,630)	(184,791)

Net deferred tax asset	$43,823	$38,094

The Company determined that the net deferred tax asset is more likely than not to be realized based on an assessment of all available positive and negative evidence and therefore no valuation allowance has been recorded as of December 31, 2014 or 2013.

Retained earnings at December 31, 2014 and 2013 included approximately $21.9 million accumulated prior to January 1, 1987 for which no provision for federal income taxes has been made. If this portion of retained earnings is used in the future for any purpose other than to absorb bad debts, it will be added to future taxable income.

The Company does not believe it has any unrecognized tax benefits included in its consolidated financial statements. The Company has not had any settlements in the current period with taxing authorities, nor has it recognized tax benefits as a result of a lapse of the applicable statute of limitations.

During the years ended December 31, 2014, 2013, and 2012, the Company did not recognize any interest or penalties in its consolidated financial statements, nor has it recorded a liability for interest or penalty payments.

NOTE 18 – SHAREHOLDERS’ EQUITY AND OTHER COMPREHENSIVE INCOME (LOSS)

Other Comprehensive Income

The following is a summary of the tax effects of each component of other comprehensive income for the years ended December 31:

	2014
(Dollars in thousands)	Before Tax	Tax Expense	Net-of-Tax Amount
Unrealized gain on securities:
Unrealized holding gains arising during the period	$37,719	$(13,202)	$24,517
Reclassification adjustment for gains included in net income	(771)	270	(501)

Net unrealized gains	36,948	(12,932)	24,016

Fair value of derivative instruments designated as cash flow hedges

Change in fair value of derivative instruments designated as cash flow hedges during the period	$—	$—	$—
Reclassification adjustment for losses included in net income	—	—	—

Fair value of derivative instruments designated as cash flow hedges	—	—	—

Total other comprehensive income	$36,948	$(12,932)	$24,016

	2013
(Dollars in thousands)	Before Tax	Tax Benefit	Net-of-Tax Amount
Unrealized loss on securities:
Unrealized holding losses arising during the period	$(62,095)	$21,733	$(40,362)
Reclassification adjustment for gains included in net income	(2,277)	797	(1,480)

Net unrealized losses	(64,372)	22,530	(41,842)

Fair value of derivative instruments designated as cash flow hedges

Change in fair value of derivative instruments designated as cash flow hedges during the period	$953	$(333)	$620
Reclassification adjustment for losses included in net income	391	(137)	254

Fair value of derivative instruments designated as cash flow hedges	1,344	(470)	874

Total other comprehensive loss	$(63,028)	$22,060	$(40,968)

	2012
(Dollars in thousands)	Before Tax	Tax Expense	Net-of-Tax Amount
Unrealized loss on securities:
Unrealized holding gains arising during the period	$2,174	$(761)	$1,413
Reclassification adjustment for gains included in net income	(3,739)	1,308	(2,431)

Net unrealized losses	(1,565)	547	(1,018)

Fair value of derivative instruments designated as cash flow hedges

Change in fair value of derivative instruments designated as cash flow hedges during the period	$(22)	$8	$(14)
Reclassification adjustment for losses included in net income	1,618	(566)	1,052

Fair value of derivative instruments designated as cash flow hedges	1,596	(558)	1,038

Total other comprehensive income	$31	$(11)	$20

NOTE 19 – CAPITAL REQUIREMENTS AND OTHER REGULATORY MATTERS

The Company and IBERIABANK are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and IBERIABANK, as applicable, must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and IBERIABANK to maintain minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to average assets. Management believes, as of December 31, 2014 and 2013, that the Company and IBERIABANK met all capital adequacy requirements to which they are subject.

As of December 31, 2014, the most recent notification from the FDIC categorized IBERIABANK as well capitalized under the regulatory framework for prompt corrective action (the prompt corrective action requirements are not applicable to the Company). To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since the notification that management believes have changed that categorization. The Company’s and IBERIABANK’s actual capital amounts and ratios as of December 31 are presented in the following table.

(Dollars in thousands)	2014
	Minimum		Well Capitalized				Actual
	Amount	Ratio	Amount		Ratio		Amount	Ratio
Tier 1 Leverage
Consolidated	$602,387	4.00%	$	N/A	N/A	%	$1,408,842	9.36%
IBERIABANK	600,149	4.00		750,186	5.00		1,266,241	8.44

Tier 1 risk-based capital
Consolidated	$504,114	4.00%	$	N/A	N/A	%	$1,408,842	11.18%
IBERIABANK	502,421	4.00		753,631	6.00		1,266,241	10.08

Total risk-based capital
Consolidated	$1,008,227	8.00%	$	N/A	N/A	%	$1,550,789	12.31%
IBERIABANK	1,004,841	8.00		1,256,052	10.00		1,408,188	11.21

	2013
	Minimum		Well Capitalized				Actual
	Amount	Ratio	Amount		Ratio		Amount	Ratio
Tier 1 Leverage
Consolidated	$507,760	4.00%	$	N/A	N/A	%	$1,231,886	9.70%
IBERIABANK	505,723	4.00		632,154	5.00		1,069,783	8.46

Tier 1 risk-based capital
Consolidated	$426,002	4.00%	$	N/A	N/A	%	$1,231,886	11.57%
IBERIABANK	424,578	4.00		636,868	6.00		1,069,783	10.08

Total risk-based capital
Consolidated	$852,005	8.00%	$	N/A	N/A	%	$1,365,280	12.82%
IBERIABANK	849,157	8.00		1,061,446	10.00		1,202,738	11.33

NOTE 20 – SHARE-BASED COMPENSATION

The Company has various types of share-based compensation plans. These plans are administered by the Compensation Committee of the Board of Directors, which selects persons eligible to receive awards and determines the number of shares and/or options subject to each award, the terms, conditions and other provisions of the awards. During the years ended December 31, 2014 and 2013, the Company did not have any equity awards that were settled in cash.

Stock option awards

The Company issues stock options under various plans to directors, officers and other key employees. The option exercise price cannot be less than the fair value of the underlying common stock as of the date of the option grant and the maximum option term cannot exceed ten years. The stock options granted were issued with vesting periods ranging from one-and-a half to seven years. At December 31, 2014, future option or restricted stock awards of 1,038,945 shares could be made under approved incentive compensation plans.

The following table represents the compensation expense that is included in non-interest expense and related income tax benefits in the accompanying consolidated statements of comprehensive income related to stock options for the years ended December 31:

(Dollars in thousands, except per share data)	2014	2013	2012
Compensation expense related to stock options	$2,053	$2,110	$1,873
Income tax benefit related to stock options	719	739	656
Impact on basic earnings per share	0.04	0.05	0.04
Impact on diluted earnings per share	0.04	0.05	0.04

Proceeds from the exercise of stock options	$11,693	$8,101	$2,813
Excess tax benefits related to the exercise of stock options	2,105	886	1,221

The Company uses the Black-Scholes option pricing model to estimate the fair value of stock option awards. The following weighted-average assumptions were used for option awards issued during the years ended December 31:

	2014	2013	2012
Expected dividends	2.1%	2.6%	2.7%
Expected volatility	35.8%	34.8%	40.1%
Risk-free interest rate	2.3%	1.7%	0.8%
Expected term (in years)	7.5	8.6	5.00
Weighted-average grant-date fair value	$21.26	$15.37	$14.50

The assumptions above are based on multiple factors, including historical stock option exercise patterns and post-vesting employment termination behaviors, expected future exercise patterns and the expected volatility of the Company’s stock price.

At December 31, 2014, there was $3.2 million of unrecognized compensation cost related to stock options that is expected to be recognized over a weighted-average period of 5.1 years.

The following table represents the activity related to stock options during the periods indicated.

	Number of shares	Weighted Average Exercise Price	Aggregate Intrinsic Value (Dollars in thousands)	Weighted Average Remaining Contract Life (in years)
Outstanding options, December 31, 2011	1,097,620	$50.14
Granted	230,665	51.69
Issued in connection with acquisition	32,863	41.30
Exercised	(92,092)	30.43	$1,765
Forfeited or expired	(32,981)	56.79

Outstanding options, December 31, 2012	1,236,075	$51.48
Granted	75,722	52.36
Exercised	(200,748)	40.35	2,740
Forfeited or expired	(38,220)	55.87

Outstanding options, December 31, 2013	1,072,829	$53.47
Granted	77,434	65.31
Exercised	(267,421)	48.57	4,612
Forfeited or expired	(15,160)	60.38

Outstanding options, December 31, 2014	867,682	$55.92	8,220	5.1

Exercisable options, December 31, 2012	792,444	50.05
Exercisable options, December 31, 2013	707,934	53.54
Exercisable options, December 31, 2014	562,752	55.92	$5,449	3.7

The following table presents weighted average remaining life as of December 31, 2014 for options outstanding within the stated exercise prices:

	Options Outstanding			Options Exercisable
Exercise Price Range Per Share	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life	Number of Options	Weighted Average Exercise Price
$34.33 to $51.69	182,416	$49.24	4.3 Years	118,312	$48.53
$51.70 to $52.35	111,197	52.33	7.1 Years	43,156	52.33
$52.36 to $54.68	146,995	53.43	6.5 Years	90,146	54.10
$54.69 to $57.60	142,360	56.52	3.7 Years	120,873	56.68
$57.61 to $59.83	105,666	58.38	1.5 Years	105,666	58.38
$59.84 to $111.71	179,048	65.06	6.7 Years	84,599	65.89

Total options	867,682	$55.92	5.1 Years	562,752	$55.92

Restricted stock awards

The Company issues restricted stock under various plans for certain officers and directors. The 2005, 2008, and 2010 Incentive Plans allow grants of restricted stock. The plans allow for the issuance of restricted stock awards that may not be sold or otherwise transferred until certain restrictions have lapsed. The holders of the restricted stock receive dividends and have the right to vote the shares. The fair value of the restricted stock shares awarded under these plans is recorded as unearned share-based compensation, a contra-equity account. The unearned compensation related to these awards is amortized to compensation expense over the vesting period (generally three to seven years). The total share-based compensation expense for these awards is determined based on the market price of the Company’s common stock at the date of grant applied to the total number of shares granted and is amortized over the vesting period. As of December 31, 2014 and 2013, unearned share-based compensation associated with these awards totaled $19.8 million and $21.1 million, respectively.

The following table represents the compensation expense that was included in non-interest expense in the accompanying consolidated statements of comprehensive income related to restricted stock grants for the years ended December 31:

(Dollars in thousands)	2014	2013	2012
Compensation expense related to restricted stock	$9,932	$8,593	$8,035

The following table represents unvested restricted stock award activity for the years ended December 31:

	2014	2013	2012
Balance at beginning of period	523,756	538,202	512,112
Granted	149,072	167,095	176,669
Forfeited	(167,550)	(28,713)	(13,164)
Earned and issued	(18,171)	(152,828)	(137,415)

Balance at end of period	487,107	523,756	538,202

Phantom stock awards

As part of the IBKC Phantom Award Plan, the 2009 Phantom Stock Plan, and the 2014 Phantom Stock Plan, the Company issues phantom stock awards to certain key officers and employees. The award is subject to a vesting period of five to seven years and is paid out in cash upon vesting. The amount paid per vesting period is calculated as the number of vested “share equivalents” multiplied by the closing market price of a share of the Company’s common stock on the vesting date. Share equivalents are calculated on the date of grant as the total award’s dollar value divided by the closing market price of a share of the Company’s common stock on the grant date. Award recipients are also entitled to a “dividend equivalent” on each unvested share equivalent held by the award recipient. A dividend equivalent is a dollar amount equal to the cash dividends that the participant would have been entitled to receive if the participant’s share equivalents were issued in shares of common stock. Dividend equivalents will be deemed to be reinvested as share equivalents that will vest and be paid out on the same date as the underlying share equivalents on which the dividend equivalents were paid. The number of share equivalents acquired with a dividend equivalent is determined by dividing the aggregate of dividend equivalents paid on the unvested share equivalents by the closing price of a share of the Company’s common stock on the dividend payment date.

The following table indicates compensation expense recorded for phantom stock based on the number of share equivalents vested at December 31 of the periods indicated and the current market price of the Company’s stock at that time.

(Dollars in thousands)	2014	2013	2012
Compensation expense related to phantom stock	$5,496	$4,855	$2,185

The following table represents phantom stock award activity during the periods indicated.

	Number of share equivalents	Dividend equivalents	Total share equivalents	Value of share equivalents (1)
Balance, December 31, 2011	232,921	8,942	241,863	$11,924,000
Granted	119,038	9,152	128,190	6,297,000
Forfeited share equivalents	(10,949)	(367)	(11,316)	556,000
Vested share equivalents	(22,281)	(1,692)	(23,973)	1,180,000

Balance, December 31, 2012	318,729	16,035	334,764	$16,444,000
Granted	169,662	11,189	180,851	11,366,000
Forfeited share equivalents	(18,975)	(785)	(19,760)	1,242,000
Vested share equivalents	(52,178)	(4,088)	(56,266)	2,922,000

Balance, December 31, 2013	417,238	22,351	439,589	$27,628,000
Granted	118,859	9,566	128,425	8,328,000
Forfeited share equivalents	(19,736)	(1,754)	(21,490)	1,394,000
Vested share equivalents	(75,331)	(7,515)	(82,846)	5,512,000

Balance, December 31, 2014	441,030	22,648	463,678	$30,070,000

(1)	Except for share equivalents at the beginning of each period, which are based on the value at that time, and vested share payments, which are based on the cash paid at the time of vesting, the value of share equivalents is calculated based on the market price of the Company’s stock at the end of the respective periods. The market price of the Company’s stock was $64.85, $62.85 and $49.12 on December 31, 2014, 2013 and 2012, respectively.

Restricted Share Units

In 2014, the Company issued shares of restricted share units to some of the executive officers. Restricted share units vest after the end of a three-year performance period, based on satisfaction of the performance conditions set forth in the restricted share unit agreement. Recipients do not possess voting or investment power over the common stock underlying such units until vesting. The value of these restricted share units is the same as the value of the corresponding number of shares of common stock.

Performance Units

In 2014, the Company issued shares of performance units to some of the executive officers. Performance units vest after the end of a three-year performance period, based on satisfaction of the performance conditions set forth in the performance unit agreement. Performance units are tied to the value of shares of the Company’s common stock, are payable in cash, and vest in increments of one-third per year after attainment of one or more performance measures. The value of performance unit is the same as the value of the corresponding number of shares of common stock.

401(k) defined contribution plan

The Company has a 401(k) Profit Sharing Plan covering substantially all of its employees. Annual employer contributions to the plan are set by the Board of Directors. The Company made contributions of $1.5 million, $1.3 million, and $1.3 million for the years ended December 31, 2014, 2013, and 2012, respectively. The Plan provides, among other things, that participants in the Plan be able to direct the investment of their account balances within the Profit Sharing Plan into alternative investment funds. Participant deferrals under the salary reduction election may be matched by the employer based on a percentage to be determined annually by the employer.

NOTE 21 – COMMITMENTS AND CONTINGENCIES

Off-balance sheet commitments

The Company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments of the Company to extend credit and standby letters of credit to or on behalf of particular customers. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The credit policies used for these commitments are consistent with those used for on-balance sheet instruments. The Company’s exposure to credit loss in the event of nonperformance by its customers under such commitments or standby letters of credit represents the contractual amount of the financial instruments as indicated in the table below. At December 31, 2014 and 2013, the fair value of guarantees under commercial and standby letters of credit was $1.3 million and $1.1 million, respectively. This fair value amount represents the unamortized fee associated with these guarantees and is included in “Other liabilities” on the consolidated balance sheets of the Company. This fair value will decrease as the existing commercial and standby letters of credit approach their expiration dates.

At December 31, the Company had the following financial instruments outstanding, whose contract amounts represent credit risk:

(Dollars in thousands)	2014	2013
Commitments to grant loans	$161,350	$221,627
Unfunded commitments under lines of credit	4,007,954	3,326,448
Commercial and standby letters of credit	134,882	105,026
Reserve for unfunded lending commitments	11,801	11,147

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

As of the date of this filing, the Company believes the amount of losses associated with legal proceedings that it is reasonably possible to incur above amounts already accrued is immaterial.

NOTE 22 – RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Company has granted loans to executive officers and directors and their affiliates amounting to $0.1 million and $0.1 million at December 31, 2014 and 2013, respectively. During the years ended December 31, 2014, 2013, and 2012, total principal additions were $60,000, $41,000, and $252,000, respectively. Total principal payments were $0.1 million, $0.7 million, and $0.9 million for the years ended December 31, 2014, 2013, and 2012, respectively. Unfunded commitments to executive officers and directors and their affiliates totaled $30,000 and $37,000 at December 31, 2014 and 2013, respectively. None of the related party loans were classified as nonaccrual, past due, restructured or potential problem loans at December 31, 2014 or 2013.

Deposits from related parties held by the Company through IBERIABANK at December 31, 2014 and 2013 amounted to $3.0 million and $5.9 million, respectively.

NOTE 23 – FAIR VALUE MEASUREMENTS

Fair value option

The Company may elect the fair value option, which permits the Company to choose to measure eligible financial assets and liabilities at fair value at specified election dates and recognize prospective changes in unrealized gains and losses on items for which the fair value option has been elected in earnings at each reporting date.

Beginning in 2013, the Company elected the fair value option for certain originated residential mortgage loans held for sale, which allows for a more effective offset of the changes in fair values of the loans and the derivative instruments used to hedge them without the burden of complying with the requirements for hedge accounting.

The following table summarizes the difference between the aggregate fair value and the aggregate unpaid principal balance for mortgage loans held for sale measured at fair value:

	December 31, 2014			December 31, 2013
(Dollars in thousands)	Aggregate Fair Value	Aggregate Unpaid Principal	Aggregate Fair Value Less Unpaid Principal	Aggregate Fair Value	Aggregate Unpaid Principal	Aggregate Fair Value Less Unpaid Principal
Mortgage loans held for sale, at fair value	$139,950	$134,639	$5,311	$97,273	$96,875	$398

Interest income on mortgage loans held for sale is recognized based on contractual rates and is reflected in interest income on loans held for sale in the consolidated statements of comprehensive income. Net losses resulting from the change in fair value of these loans that were recorded in mortgage income in the consolidated statement of comprehensive income for the year ended December 31, 2014 totaled $3.5 million, while net gains resulting from the change in fair value of these loans were $0.4 million for year ended December 31, 2013. There were no net gains or losses recorded in mortgage income for the year ended December 31, 2012 resulting from the change in fair value of loans accounted for under the fair value option. The changes in fair value are mostly offset by economic hedging activities, with an immaterial portion of these changes attributable to changes in instrument-specific credit risk.

Items measured at fair value on a recurring basis

The Company has segregated all financial assets and liabilities that are measured at fair value on a recurring basis into the most appropriate level within the fair value hierarchy based on the inputs used to estimate the fair value at the measurement date in the tables below.

(Dollars in thousands)	December 31, 2014
	Level 1	Level 2	Level 3	Total
Assets
Available for sale securities	$—	$2,158,853	$—	$2,158,853
Mortgage loans held for sale	—	139,950	—	139,950
Derivative instruments	—	32,903	—	32,903

Total	$—	$2,331,706	$—	$2,331,706

Liabilities
Derivative instruments	—	31,354	—	31,354

Total	$—	$31,354	$—	$31,354

	December 31, 2013
	Level 1	Level 2	Level3	Total
Assets
Available for sale securities	$15,496	$1,921,301	$—	$1,936,797
Mortgage loans held for sale	—	97,273	—	97,273
Derivative instruments	—	30,076	—	30,076

Total	$15,496	$2,048,650	$—	$2,064,146

Liabilities
Derivative instruments	—	26,735	—	26,735

Total	$—	$26,735	$—	$26,735

During 2014, available for sale securities with a market value of $14.4 million were transferred from the Level 1 to Level 2 fair value category in the table above. The security was issued by Freddie Mac and was included in the Level 1 category at December 31, 2013 based on a recent trade price in the open market.

Gains and losses (realized and unrealized) included in earnings (or accumulated other comprehensive income) during 2014 related to assets and liabilities measured at fair value on a recurring basis are reported in non-interest income or other comprehensive income as follows:

(Dollars in thousands)	Noninterest income	Other comprehensive income
Total gains (losses) included in earnings	$(7,348)	$—
Change in unrealized gains (losses) relating to assets still held at December 31, 2014	—	24,016

Items measured at fair value on a non-recurring basis

The Company has segregated all financial assets and liabilities that are measured at fair value on a non-recurring basis into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date in the tables below.

(Dollars in thousands)	December 31, 2014
	Level 1	Level 2	Level 3	Total
Assets
Loans	$—	$4,864	$—	$4,864
OREO	—	1,483	—	1,483

Total	$—	$6,347	$—	$6,347

(Dollars in thousands)	December 31, 2013
	Level 1	Level 2	Level 3	Total
Assets
Loans	$—	$3,070	$—	$3,070
Mortgage loans held for sale	—	11,876	—	11,876
OREO	—	14,598	—	14,598

Total	$—	$29,544	$—	$29,544

The tables above exclude the initial measurement of assets and liabilities that were acquired as part of the acquisitions completed in 2011 through 2014. These assets and liabilities were recorded at their fair value upon acquisition in accordance with U.S. GAAP and were not re-measured during the periods presented unless specifically required by U.S. GAAP. Acquisition date fair values represent either Level 2 fair value measurements (investment securities, OREO, property, equipment, and debt) or Level 3 fair value measurements (loans, deposits, and core deposit intangible asset).

The Company did not record any liabilities at fair value for which measurement of the fair value was made on a nonrecurring basis during the years ended December 31, 2014, 2013 and 2012.

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

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value. Refer to Note 1 to these consolidated financial statements for the methods and assumptions used to measure the fair value of investment securities and derivative instruments.

Cash and cash equivalents

The carrying amounts of cash and cash equivalents approximate their fair value.

Loans

The fair values of non-covered mortgage loans are estimated based on present values using entry-value rates (the interest rate that would be charged for a similar loan to a borrower with similar risk at the indicated balance sheet date) at December 31, 2014 and 2013, weighted for varying maturity dates. Other non-covered loans are valued based on present values using entry-value interest rates at December 31, 2014 and 2013 applicable to each category of loans, which would be classified within Level 3 of the hierarchy. Fair values of mortgage loans held for sale are based on commitments on hand from investors or prevailing market prices, a Level 2 measurement. Covered loans are measured using projections of expected cash flows, exclusive of the shared-loss agreements with the FDIC. Fair value of the covered loans included in the table below reflects the current fair value of these loans, which is based on an updated estimate of the projected cash flow as of the dates indicated. The fair value associated with the loans includes estimates related to expected prepayments and the amount and timing of undiscounted expected principal, interest and other cash flows, which also would be classified within Level 3 of the hierarchy.

Accrued Interest Receivable and Accrued Interest Payable

The carrying amount of accrued interest approximates fair value because of the short maturity of these financial instruments.

FDIC Loss Share Receivable

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

Deposits

The fair values of NOW accounts, money market deposits and savings accounts are the amounts payable on demand at the reporting date. Certificates of deposit were valued using a discounted cash flow model based on the weighted-average rate at December 31, 2014 and 2013 for deposits with similar remaining maturities. The fair value of the Company’s deposits would therefore be categorized within Level 3 of the fair value hierarchy.

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

Off-balance sheet items

The Company has outstanding commitments to extend credit and standby letters of credit. These off-balance sheet financial instruments are generally exercisable at the market rate prevailing at the date the underlying transaction will be completed. At December 31, 2014 and 2013, the fair value of guarantees under commercial and standby letters of credit was immaterial.

The estimated fair values and carrying amounts of the Company’s financial instruments are as follows:

	December 31, 2014		December 31, 2013
(Dollars in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets
Cash and cash equivalents	$548,095	$548,095	$391,396	$391,396
Investment securities	2,275,813	2,278,334	2,090,906	2,089,363
Loans and loans held for sale, net of unearned income	11,581,116	11,605,446	9,620,461	9,724,432
FDIC loss share receivable	69,627	19,606	162,312	21,918
Derivative instruments	32,903	32,903	30,076	30,076
Accrued interest receivable	37,696	37,696	32,143	32,143

Financial Liabilities
Deposits	$12,520,525	$12,298,017	$10,737,000	$10,226,573
Short-term borrowings	845,742	845,742	680,344	680,344
Long-term debt	403,254	376,139	280,699	235,503
Derivative instruments	31,354	31,354	26,735	26,735
Accrued interest payable	8,258	8,258	6,102	6,102

The fair value estimates presented herein are based upon pertinent information available to management as of December 31, 2014 and 2013. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

NOTE 25 – RESTRICTIONS ON DIVIDENDS, LOANS AND ADVANCES

IBERIABANK is restricted under applicable laws in the payment of dividends to an amount equal to current year earnings plus undistributed earnings for the immediately preceding year, unless prior permission is received from the Commissioner of Financial Institutions for the State of Louisiana. Dividends payable by IBERIABANK in 2015 without permission will be limited to 2015 earnings plus an additional $108.4 million.

Funds available for loans or advances by IBERIABANK to the Company amounted to $140.8 million. In addition, any dividends that may be paid by IBERIABANK to the Company would be prohibited if the effect thereof would cause IBERIABANK’s capital to be reduced below applicable minimum capital requirements.

During any deferral period under the Company’s junior subordinated debt, the Company would be prohibited from declaring and paying dividends to common shareholders. See Note 16 to the consolidated financial statements for additional information.

NOTE 26 – BUSINESS SEGMENTS

Each of the Company’s reportable operating segments is a business unit that serves the specific needs of the Company’s customers based on the products and services it offers. The reportable segments are based upon those revenue-producing components for which separate financial information is produced internally and are subject to evaluation by the chief operating decision maker in deciding how to allocate resources to segments. The Company reports the results of its operations through three business segments: IBERIABANK, IMC, and LTC.

The IBERIABANK segment represents the Company’s commercial and retail banking functions including its lending, investment, and deposit activities. IBERIABANK also includes the Company’s wealth management, capital markets, and other corporate functions that are not specifically related to a strategic business unit. The IMC segment represents the Company’s origination, funding and subsequent sale of one-to-four family residential mortgage loans. The LTC segment represents the Company’s title insurance and loan closing services. Certain expenses not directly attributable to a specific reportable segment are allocated to segments based on pre-determined means that reflect utilization.

Also within IBERIABANK are certain reconciling items in order to translate reportable segment results into consolidated results. The following tables present certain information regarding our operations by reportable segment, including a reconciliation of segment results to reported consolidated results for the periods presented. Reconciling items between segment results and reported results include:

•	Elimination of interest income and interest expense representing interest earned by IBERIABANK on interest-bearing checking accounts held by related companies, as well as the elimination of the related deposit balances at the IBERIABANK segment;

•	Elimination of investment in subsidiary balances on certain operating segments included in total and average segment assets; and

•	Elimination of intercompany due to and due from balances on certain operating segments that are included in total and average segment assets.

IBERIABANK is considered a reportable segment based on the quantitative thresholds specified within ASC Topic 280, Segment Reporting (“ASC 280”). The Company’s wealth management, capital markets and trust operating segments are aggregated within the IBERIABANK reportable operating segment because they do not meet the thresholds specified by ASC 280 and based on the qualitative factors presented within ASC 280. The Company’s IMC and LTC segments do not meet the quantitative thresholds specified by ASC 280, but are reported because management believes information about those segments is useful to users of the financial statements.

(Dollars in thousands)	Year Ended December 31, 2014
	IBERIABANK	IMC	LTC	Consolidated
Interest income	$498,820	$5,992	$3	$504,815
Interest expense	42,983	1,721	—	44,704

Net interest income	455,837	4,271	3	460,111
Provision for loan losses	18,966	94	—	19,060
Mortgage income	71	51,726	—	51,797
Title income	—	—	20,492	20,492
Other non-interest income	101,401	(61)	(1)	101,339
Core deposit intangible amortization	5,569	—	—	5,569
Allocated expenses	(11,602)	8,203	3,399	—
Other non-interest expenses	407,461	44,761	16,688	468,910

Income before income taxes	136,915	2,878	407	140,200
Income tax provision	33,419	1,148	183	34,750

Net income	$103,496	$1,730	$224	$105,450

Total loans and loans held for sale, net of unearned income	$11,415,973	$165,143	$—	$11,581,116
Total assets	15,538,432	194,156	26,017	15,758,605
Total deposits	12,515,329	5,196	—	12,520,525

Average assets	14,431,459	176,003	25,223	14,632,685

(Dollars in thousands)	Year Ended December 31, 2013
	IBERIABANK	IMC	LTC	Consolidated
Interest income	$431,418	$5,747	$32	$437,197
Interest expense	45,150	1,803	—	46,953

Net interest income	386,268	3,944	32	390,244
Provision for loan losses	5,123	22	—	5,145
Mortgage income	2	64,195	—	64,197
Title income	—	—	20,526	20,526
Other non-interest income	84,243	(10)	2	84,235
Core deposit intangible amortization	4,499	—	—	4,499
Allocated expenses	(7,453)	5,417	2,036	—
Other non-interest expenses	402,170	49,723	16,693	468,586

Income before income taxes	66,174	12,967	1,831	80,972
Income tax provision	10,035	5,093	741	15,869

Net income	$56,139	$7,874	$1,090	$65,103

Total loans and loans held for sale, net of unearned income	$9,472,908	$147,553	$—	$9,620,461
Total assets	13,167,162	173,131	25,257	13,365,550
Total deposits	10,734,030	2,970	—	10,737,000

Average assets	12,794,997	183,513	25,478	13,003,988

(Dollars in thousands)	Year Ended December 31, 2012
	IBERIABANK	IMC	LTC	Consolidated
Interest income	$439,245	$5,858	$97	$445,200
Interest expense	61,349	2,101	—	63,450

Net interest income	377,896	3,757	97	381,750
Provision for loan losses	20,550	121	—	20,671
Mortgage income	6	78,047	—	78,053
Title income	—	—	20,987	20,987
Other non-interest income	76,967	(10)	—	76,957
Core deposit intangible amortization	4,900	—	—	4,900
Allocated expenses	(3,282)	2,340	942	—
Other non-interest expenses	361,428	49,084	16,773	427,285

Income before income taxes	71,273	30,249	3,369	104,891
Income tax provision	15,192	11,871	1,433	28,496

Net income	$56,081	$18,378	$1,936	$76,395

Total loans and loans held for sale, net of unearned income	$8,485,363	$280,692	$—	$8,766,055
Total assets	12,796,811	308,152	24,715	13,129,678
Total deposits	10,745,528	2,749	—	10,748,277

Average assets	11,879,761	194,832	22,379	12,096,972

NOTE 27 – CONDENSED PARENT COMPANY ONLY FINANCIAL STATEMENTS

Condensed financial statements of IBERIABANK Corporation (parent company only) are shown below. The parent company has no significant operating activities.

Condensed Balance Sheets

(Dollars in thousands)	December 31
	2014	2013
Assets
Cash in bank	$36,064	$98,108
Investment in subsidiaries	1,842,120	1,487,337
Other assets	119,494	80,528

	$1,997,678	$1,665,973

Liabilities and Shareholders’ Equity
Liabilities	$144,829	$134,994
Shareholders’ Equity	1,852,849	1,530,979

	$1,997,678	$1,665,973

Condensed Statements of Income

(Dollars in thousands)	Year Ended December 31
	2014	2013	2012
Operating income
Dividends from bank subsidiary	$—	$49,000	$70,000
Dividends from non-bank subsidiaries	—	1,511	—
Reimbursement of management expenses	46,433	34,474	94,053
Other income	437	869	(836)

Total operating income	46,870	85,854	163,217

Operating expenses
Interest expense	3,224	3,232	3,427
Salaries and employee benefits expense	31,981	29,159	76,527
Other expenses	14,576	13,676	47,309

Total operating expenses	49,781	46,067	127,263

Income (loss) before income tax benefit and increase in equity in undistributed earnings of subsidiaries	(2,911)	39,787	35,954
Income tax benefit	(518)	(2,808)	(11,842)

Income (loss) before equity in undistributed earnings of subsidiaries	(2,393)	42,595	47,796
Equity in undistributed earnings of subsidiaries	107,843	22,508	28,599

Net income	$105,450	$65,103	$76,395

Condensed Statements of Cash Flows

(Dollars in thousands)	Year Ended December 31
	2014	2013	2012
Cash Flow from Operating Activities
Net income	$105,450	$65,103	$76,395
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	595	2,035	4,926
Net income of subsidiaries	(107,843)	(73,019)	(98,599)
Noncash compensation expense	11,984	10,704	9,907
Loss on sale of assets	—	—	7
Derivative losses on swaps	—	—	2
Tax benefit associated with share-based payment arrangements	(2,105)	(886)	(1,221)
Other, net	(27,273)	7,574	(10,557)

Net Cash (Used in) Provided by Operating Activities	(19,192)	11,511	(19,140)

Cash Flow from Investing Activities
Cash received in excess of cash paid in acquisition	4,783	—	1,272
Proceeds from sale of premises and equipment	—	11,751	5
Purchases of premises and equipment	(36)	(5,247)	(4,173)
Capital contributed to subsidiary	(14,600)	—	(2,000)
Dividends received from subsidiaries	—	50,511	70,000
Acquisition	—	—	—

Net Cash Provided by (Used in) Investing Activities	(9,853)	57,015	65,104

Cash Flow from Financing Activities
Repayments of long-term debt	—	—	(2,867)
Dividends paid to shareholders	(43,070)	(40,332)	(40,069)
Proceeds from sale of treasury stock for stock options exercised	11,693	8,101	2,813
Payments to repurchase common stock	(3,727)	(2,280)	(42,245)
Common stock issued	—	—	—
Costs of issuance of common stock	—	—	—
Tax benefit associated with share-based payment arrangements	2,105	886	1,221

Net Cash Used In Financing Activities	(32,999)	(33,625)	(81,147)

Net (Decrease) Increase in Cash and Cash Equivalents	(62,044)	34,901	(35,183)
Cash and Cash Equivalents at Beginning of Period	98,108	63,207	98,390

Cash and Cash Equivalents at End of Period	$36,064	$98,108	$63,207

NOTE 28 – QUARTERLY RESULTS OF OPERATIONS AND SELECTED CASH FLOW DATA (UNAUDITED)

	2014
(Dollars in thousands, except per share data)	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Total interest income	$137,276	$133,793	$119,514	$114,232
Total interest expense	12,596	12,042	10,241	9,824

Net interest income	124,680	121,751	109,273	104,408
Provision for loan losses	6,495	5,714	4,748	2,103

Net interest income after provision for loan losses	118,185	116,037	104,525	102,305
Gain on sale of investments, net	164	582	8	19
Other noninterest income	46,908	46,530	43,753	35,662
Noninterest expense	119,382	120,360	127,309	107,428

Income before income taxes	45,875	42,789	20,977	30,558
Income tax expense	9,939	11,897	4,750	8,163

Net income	$35,936	$30,892	$16,227	$22,395
Preferred stock dividends	—	—	—	—

Income available to common shareholders	35,936	30,892	16,227	22,395
Earnings allocated to unvested restricted stock	(530)	(465)	(258)	(405)

Earnings available to common shareholders - Diluted	$35,406	$30,427	$15,969	$21,990

Earnings per share - Basic	$1.08	$0.93	$0.53	$0.75
Earnings per share - Diluted	1.07	0.92	0.53	0.75
Cash dividends declared per common share	0.34	0.34	0.34	0.34

	2013
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Total interest income	$114,092	$108,512	$108,177	$106,416
Total interest expense	10,654	11,060	11,695	13,545

Net interest income	103,438	97,452	96,482	92,871
(Reversal of) Provision for loan losses	4,700	2,014	1,807	(3,377)

Net interest income after (reversal of) provision for loan losses	98,738	95,438	94,675	96,248
Gain (loss) on sale of investments, net	19	13	(57)	2,359
Other noninterest income	38,696	43,250	42,546	42,132
Noninterest expense	102,674	108,152	117,361	144,898

Income (loss) before income taxes	34,779	30,549	19,803	(4,159)
Income tax expense (benefit)	9,175	7,357	4,213	(4,876)

Net income	$25,604	$23,192	$15,590	$717
Preferred stock dividends	—	—	—	—

Income available to common shareholders	25,604	23,192	15,590	717
Earnings allocated to unvested restricted stock	(456)	(425)	(293)	(20)

Earnings available to common shareholders - Diluted	$25,148	$22,767	$15,297	$697

Earnings per share - Basic	$0.86	$0.78	$0.53	$0.02
Earnings per share - Diluted	0.86	0.78	0.53	0.02
Cash dividends declared per common share	0.34	0.34	0.34	0.34

The Company has corrected its historical consolidated quarterly statements of comprehensive income for the three-month periods ended June 30, 2014 and September 30, 2014 for the impact of errors in its mortgage banking operation and purchase accounting adjustments. The correction of these errors reduces mortgage income in the consolidated statements of comprehensive income by $4.2 million in the second quarter of 2014 and increases mortgage income by $1.5 million in the third quarter of 2014. The correction did not have an effect on the Company’s consolidated statements of comprehensive income for the year ended December 31, 2014. The error was identified through the operation of the Company’s internal controls over financial reporting. The Company implemented changes to internal processes to reduce the likelihood of similar errors occurring in future periods.

The following table presents the effect this error correction and purchase accounting adjustments had on the reported consolidated statements of comprehensive income for the periods indicated:

		Adjustment
(Dollars in thousand, except per share data)	As Previously Reported	Error Correction	Purchase Accounting	As Adjusted
Three Months Ended June 30, 2014
Net interest income	$108,979	$—	$294	$109,273
Non-interest income	47,963	(4,189)	(13)	43,761
Non-interest expense	127,375	(170)	104	127,309
Income tax expense	6,271	(1,656)	135	4,750

Net income	18,548	(2,363)	42	16,227

Earnings per share - basic	0.60	(0.07)	—	0.53
Earnings per share - diluted	0.60	(0.07)	—	0.53

Three Months Ended September 30, 2014
Net interest income	$121,041	$—	$710	$121,751
Non-interest income	45,663	1,487	(38)	47,112
Non-interest expense	120,060	170	130	120,360
Income tax expense	11,186	521	190	11,897

Net income	29,744	796	352	30,892

Earnings per share - basic	0.89	0.03	0.01	0.93
Earnings per share - diluted	0.89	0.02	0.01	0.92

Corporate Information

Corporate Headquarters

IBERIABANK Corporation

200 West Congress Street

Lafayette, LA 70501

337.521.4012

Corporate Mailing Address

P.O. Box 52747

Lafayette, LA 70505-2747

Annual Meeting

IBERIABANK Corporation Annual Meeting of Shareholders will be held on Tuesday, May 5, 2015 at 4:00 p.m., local time, at the Windsor Court Hotel, located at 300 Gravier Street, New Orleans, Louisiana.

Shareholder Assistance

Shareholders requesting a change of address, records or information about the Dividend Reinvestment Plan, or lost certificates should contact:

Investor Relations

Computershare

PO Box 30170

College Station, TX 77842-3170

800.368.5948

www.computershare.com/investor

For Information

Copies of the Company’s Annual Report on Form 10-K including financial statements and financial statement schedules, will be furnished to Shareholders without cost by sending a written request to Robert B. Worley, Jr., Secretary, IBERIABANK Corporation, 601 Poydras St., 21st Floor, New Orleans, Louisiana 70130. This and other information regarding IBERIABANK Corporation and its subsidiaries may be accessed from our web sites. In addition, shareholders may contact:

Daryl G. Byrd, President and CEO

337.521.4003

John R. Davis, Senior Executive Vice President

337.521.4005

Internet Addresses

www.iberiabank.com

www.iberiabankmortgage.com

www.lenderstitle.com

www.utla.com

www.iberiabankcreditcards.com

Stock Information

	MARKET PRICE			DIVIDENDS DECLARED
2014	HIGH	LOW	CLOSING
First Quarter	$72.41	$60.96	$70.15	$0.34
Second Quarter	$71.94	$59.20	$69.19	$0.34
Third Quarter	$70.58	$62.40	$62.51	$0.34
Fourth Quarter	$70.00	$60.53	$64.85	$0.34

	MARKET PRICE			DIVIDENDS DECLARED
2013	HIGH	LOW	CLOSING
First Quarter	$52.78	$48.73	$50.02	$0.34
Second Quarter	$54.27	$44.91	$53.61	$0.34
Third Quarter	$59.81	$51.54	$51.91	$0.34
Fourth Quarter	$63.98	$51.55	$62.85	$0.34

At February 19, 2015, IBERIABANK Corporation had approximately 2,286 shareholders of record.

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