Form 10-K, Exhibit 13
period 2015-12-31
IBERIABANK CORP
filed 2016-02-29
CIK 933141

EXHIBIT 13
This Annual Report, including the Financial Review and the Financial Statements and related Notes, contains forward-looking statements, which may include forecasts of our financial results and condition, expectations for our operations and business, and our assumptions for those forecasts and expectations. Do not unduly rely on forward-looking statements. Actual results may differ materially from our forward-looking statements due to several factors. Factors that could cause our actual results to differ materially from our forward-looking statements are described in this Report, including in the “Forward-Looking Statements” and “Risk Factors” sections, and in the “Regulation and Supervision” section of our Annual Report on Form 10-K for the year ended December 31, 2015 (“2015 Form 10-K”).
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
Actual results could differ materially because of factors such as the level of market volatility, our ability to execute our growth strategy, including the availability of future bank acquisition opportunities, unanticipated losses related to the integration of, and refinements to purchase accounting adjustments for, acquired businesses and assets and assumed liabilities in these transactions, adjustments of fair values of acquired assets and assumed liabilities and of deferred taxes in acquisitions, actual results deviating from the Company’s current estimates and assumptions of timing and amounts of cash flows, credit risk of our customers, actual results deviating from the Company's current estimates, assumptions of timing and the amount of cash flows, our ability to satisfy new capital and liquidity standards such as those imposed by the Dodd-Frank Act and those adopted by the Basel Committee and federal banking regulators, sufficiency of our allowance for loan losses, changes in interest rates, access to funding sources, reliance on the services of executive management, competition for loans, deposits and investment dollars, reputational risk and social factors, changes in government regulations and legislation, increases in FDIC insurance assessments, geographic concentration of our markets and economic and business conditions in these markets, or nationally, including the impact of oil and gas prices, rapid changes in the financial services industry, dependence on our operational, technological, and organizational systems or infrastructure and those of third-party providers of those services, hurricanes and other adverse weather events, and valuation of intangible assets. Those and other factors that may cause actual results to differ materially from these forward-looking statements are discussed in the Company’s Annual Report on Form 10-K and other filings with the Securities and Exchange Commission (the “SEC”), available at the SEC’s website, http://www.sec.gov, and the Company’s website, http://www.iberiabank.com, under the heading “Investor Relations.” All information in this discussion is as of the date of this Report. The Company undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in the Company’s expectations.
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

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
EXECUTIVE OVERVIEW
The Company is a $19.5 billion bank holding company primarily concentrated in commercial banking in the southeastern United States. We are shareholder- and client-focused, expect high performance from our associates, believe in a strong sense of community, and strive to make the Company a great place to work. The Company focuses on improving long-term shareholder returns by setting challenging financial goals and executing on these goals even when faced with difficult economic and regulatory environments. The Company believes that shareholder value is created by investing in our people to ensure that we attract, develop, and retain talented team members, providing exceptional products and services to our customers in order to grow our high-quality client base, and improving the efficiency of our operations through expense reduction and revenue enhancement initiatives. Our Company has a growth strategy that includes both organic growth and growth through acquisitions and we have successfully executed this strategy over the last decade. We are mindful of the risks associated with growth and we recognize that a robust risk management process is essential to enhance and protect shareholder value. The Company continues to invest in a comprehensive risk management structure to stay ahead of potential threats and challenges, appropriately balancing risk with profitability, and ensuring that our strategic goals deliver the intended results.
2015 Financial Performance
The Company completed an outstanding year of financial results in 2015. We achieved a record level of operating diluted EPS, identified and executed upon expense reduction and revenue enhancement initiatives to drive improvements in operating leverage and profitability, produced strong loan and deposit growth organically and through acquisitions, maintained strong credit quality metrics, and managed our risk exposure through diversification into new geographic markets and targeted reductions in energy and energy-sensitive markets and indirect automobile lending.
Highlights of the Company’s performance in 2015 include:

•
Diluted EPS (GAAP) of $3.68, up 12% from $3.30 in 2014, and record level operating diluted EPS (non-GAAP) of $4.18, compared to operating diluted EPS of $3.72 in 2014 (see table 32 for reconciliation of GAAP to non-GAAP measures).

•	Net interest income of $587.8 million, up 28% from $460.1 million in 2014, and net interest margin on a taxable equivalent basis of 3.55%, compared to 3.51% in 2014.

•
Non-interest income of $220.4 million, up 27% from $173.6 million in 2014, including record levels of revenues in mortgage, title, treasury management, purchasing card, wealth management, retail brokerage, and client derivatives.

•	Return on average assets of 0.78% and operating return on average assets (non-GAAP) of 0.88%, an increase of six basis points and seven basis points, respectively, compared to 2014.

•	Efficiency ratio of 70.6%, an improvement of 416 basis points, or 4%, over 2014, and tangible operating efficiency ratio (non-GAAP) of 64.5%, compared to 68.4% in 2014.

•	Net income of $142.8 million, up 35% from $105.4 million in 2014.

•
Record loan originations in 2015, with legacy loans up $1.5 billion, or 16%, and total loans up $2.9 billion, or 25%, even with planned risk-related reductions of $442 million in the energy and indirect automobile lending portfolios.

•	Strong credit performance with a net charge-off ratio of 0.08% of average loans, fairly consistent with 2014's ratio of 0.07% of average loans.

•	Deposit growth, including the impact of acquisitions, of $3.7 billion, or 29%, over 2014.

•
Issued non-cumulative perpetual preferred stock, raising $76.8 million in net proceeds, and maintained strong capital levels as our estimated Common Equity Tier 1 ratio under Basel III on a fully-phased in basis was 9.94% at December 31, 2015.

•	Successfully completed 3 bank acquisitions and 5 related system conversions.

TABLE 1—SELECTED FINANCIAL INFORMATION

	Years Ended December 31
(Dollars in thousands)	2015	2014	2013	2012	2011
Key Ratios
Efficiency Ratio	70.57%	74.73%	84.50%	77.49%	79.50%
Tangible operating efficiency ratio (TE) (Non-GAAP)	64.54%	68.37%	74.53%	73.31%	72.85%
Return on average assets	0.78%	0.72%	0.50%	0.63%	0.49%
Return on average assets, operating basis (Non-GAAP)	0.88%	0.81%	0.71%	0.67%	0.61%
Net interest margin (TE)	3.55%	3.51%	3.38%	3.58%	3.51%
Non-interest income	$220,393	$173,628	$168,958	$175,997	$131,859
Non-interest income, operating (Non-GAAP)	216,360	170,871	166,624	170,026	128,384
Non-interest expense	570,305	473,614	472,796	432,185	373,731
Non-interest expense, operating (Non-GAAP)	533,845	445,094	428,254	418,174	352,334
2015 Acquisitions
Over the past 12 years, the Company has executed targeted acquisitions that would prove to be a strong strategic fit for the Company and provide additional value to existing shareholders. These acquisitions have provided significant growth and allowed for geographic, industry, and product diversification. The 2015 year was no exception, as the Company further diversified its business, expanding its presence in Florida and Georgia through the acquisitions of Florida Bank Group on February 28, 2015, Old Florida on March 31, 2015, and Georgia Commerce on May 31, 2015.
The Company acquired Florida Bank Group for total consideration of $90.5 million, which expanded its presence to the Tampa, Tallahassee, and Jacksonville, Florida markets, and included loans of $307.5 million and deposits of $392.2 million, after preliminary fair value adjustments. The Company acquired Old Florida for total consideration of $253.2 million, which added loans of $1.1 billion and deposits of $1.4 billion, after preliminary fair value adjustments, and expanded the Company's presence to the Orlando, Florida market. The Company also acquired Georgia Commerce for total consideration of $190.3 million, which established the Company's presence in the Atlanta, Georgia market, and added $793.4 million in loans and$908.0 million in deposits, after preliminary fair value adjustments.
The acquired assets and liabilities, which include preliminary fair value adjustments and are subject to change, are presented in Note 3, Acquisition Activity, to the consolidated financial statements. The following table is a summary of the Company's acquisition activity over the past five years:

TABLE 2—SUMMARY OF ACQUISITION ACTIVITY FROM 2011 TO 2015

(Dollars in millions)
Acquisition	Acquisition Date	Total Tangible Assets Acquired	Total Loans and Loans Held for Sale Acquired	Total Deposits Acquired	Goodwill	Other Intangible Assets
OMNI BANCSHARES, Inc.	2011	$680.7	$441.4	$635.6	$63.8	$0.8
Cameron Bancshares, Inc.	2011	685.0	382.1	567.3	71.4	5.2
Florida Gulf Bancorp, Inc.	2012	307.3	215.8	286.0	32.4	—
Trust One Bank - Memphis Operations	2014	180.2	86.5	191.3	8.6	2.6
Teche Holding Company	2014	854.4	700.5	639.6	80.4	7.4
First Private Holdings, Inc.	2014	350.9	299.3	312.3	26.3	0.5
Florida Bank Group, Inc.	2015	537.6	307.5	392.2	15.7	4.5
Old Florida Bancshares, Inc.	2015	1,541.1	1,068.9	1,389.8	99.6	6.8
Georgia Commerce Bancshares, Inc.	2015	1,023.7	793.4	908.0	87.3	6.7
Total Acquisitions, 2011-2015		$6,160.9	$4,295.4	$5,322.1	$485.5	$34.5
In addition, during 2014, the Company’s subsidiary, LTC, acquired certain assets from The Title Company, LLC, a title office in Baton Rouge, Louisiana, and Louisiana Abstract and Title, LLC, a title office in Shreveport, Louisiana. These two acquisitions were immaterial and the assets recognized were primarily from goodwill and additional intangible assets.
The Company believes these acquisitions, as well as a continued focus on high quality organic growth, improvements in operating efficiency, and development of fee-based businesses, will allow the Company to achieve its long-term objectives into 2016 and continue to improve long-term shareholder value.
2016 Outlook
The Company's long-term financial goals are as follows:

•	Return on Average Tangible Common Equity of 13% to 17% (operating basis);

•	Tangible Operating Efficiency Ratio of less than 60%;

•	Legacy Asset Quality in the top 10% of our peers;

•	Double-digit percentage growth in diluted operating EPS.
Despite a challenging economic environment, as discussed below, the Company expects to meet several of these financial goals in 2016 and our 2016 budget is consistent with this achievement. The Company has budgeted operating expenses of approximately $560 million for the full year of 2016 and provision expense of $35 million. Absent an increase in interest rates, the budgeted margin for 2016 is projected to be 3.55% and budgeted 2016 operating EPS is in line with current street expectations of $4.58. The Company believes that its market diversification will limit the impact of the deteriorating market conditions in west Louisiana and Houston, Texas due to the decline in energy prices and related uncertainty in the energy sector.
Excess oil supply and weakening global demand have weighed heavily on oil prices, which reached a 12-year low at less than $27 per barrel in January 2016. The Company remains cautious regarding the effects on its markets most impacted by the oil and gas industry. The Company has made a concerted effort through stringent underwriting standards and conservative concentration limits to balance risk and return as it relates to energy exposures. We have managed our risk through targeted reductions in energy-related loans, which are down 23% from $880.6 million, or 7.7% of our total loan portfolio at December 31, 2014, to $680.8 million, or 4.8% of our total loan portfolio at December 31, 2015. The Company has experienced a downward migration in energy credits as expected during 2015, with 22% of the energy loan portfolio criticized, and 12% classified, at year-end. At December 31, 2015, the Company had $26.7 million in aggregate reserves for energy-related loans, which is 4% of the energy outstandings, and covers energy NPAs of $8.4 million by 315%. The Company has not incurred any energy-related charge-offs over the past several years; however, some economic softening, as exhibited by increasing unemployment rates, is being seen in the specific market areas we operate that are most impacted by energy prices, primarily Louisiana and the Houston area of Texas. Future losses will depend on the duration and severity of the depression of commodity prices. The Company will continue to manage risk by reducing and exiting energy relationships that no longer fit our credit profile and recording an additional provision, if necessary.

The mortgage origination locked pipeline was $227 million at December 31, 2015, compared to $137 million at December 31, 2014. Mortgage income for the current year was $81.1 million, up $29.3 million, or 57%, from 2014. Mortgage volume in 2016 is projected to be $2.5 billion, which is consistent with 2015 actual volume. The flat production is driven by the expectation that the 2015 refinance volume will dissipate and be replaced by originations in new market areas as a result of recent acquisitions. At December 31, 2015, the commercial loan pipeline was approximately $700 million.
The Company experienced growth in its title, treasury management and client derivatives businesses in 2015. IBERIA Financial Services ("IFS") revenues increased 15% over 2014. Revenues for IBERIA Wealth Advisors ("IWA") were up 15% compared to 2014.  Assets under management at IWA were $1.4 billion at December 31, 2015, up 3% compared to December 31, 2014.  Despite stable growth in these fee income businesses, IBERIA Capital Partners L.L.C. ("ICP"), the Company's energy investment banking boutique, has faced headwinds, with revenues decreasing 29% from 2014. In 2016 the Company expects revenues for both IFS and IWA to increase approximately 7%, while revenues for ICP are expected to decrease approximately 14% from 2015.
Expense control continues to be a primary focus of the Company and includes branch efficiency efforts. During 2015, the Company closed or consolidated 11 bank branches, acquired 36 branches, and opened five branches. An additional 19 branches are scheduled to be closed or consolidated in the first quarter of 2016, resulting in projected annual net run-rate savings of at least $1 million per quarter starting in the second quarter of 2016. The Company incurred $3.4 million in net pre-tax non-operating expenses in the fourth quarter of 2015 associated with branch closures and will incur an estimated additional $2.7 million in the first quarter of 2016. The estimated pay-back period associated with branch closures and consolidations in 2016 is approximately two years.

FINANCIAL OVERVIEW
Selected consolidated financial and other data for the past five years is shown in the following tables.
TABLE 3—SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA(1,2)

	Years Ended December 31
						2015 vs. 2014
(Dollars in thousands, except per share data)	2015	2014	2013	2012	2011	$ Change	% Change
Income Statement Data
Interest and dividend income	$646,858	$504,815	$437,197	$445,200	$420,327	142,043	28
Interest expense	59,100	44,704	46,953	63,450	82,069	14,396	32
Net interest income	587,758	460,111	390,244	381,750	338,258	127,647	28
Provision for loan losses	30,908	19,060	5,145	20,671	25,867	11,848	62
Net interest income after provision for loan losses	556,850	441,051	385,099	361,079	312,391	115,799	26
Non-interest income	220,393	173,628	168,958	175,997	131,859	46,765	27
Non-interest expense	570,305	473,614	472,796	432,185	373,731	96,691	20
Income before income tax expense	206,938	141,065	81,261	104,891	70,519	65,873	47
Income tax expense	64,094	35,683	16,133	28,496	16,981	28,411	80
Net income	$142,844	$105,382	$65,128	$76,395	$53,538	37,462	36
Earnings per common share – basic	$3.69	$3.31	$2.20	$2.59	$1.88	0.38	11
Earnings per common share – diluted	3.68	3.30	2.20	2.59	1.87	0.38	12
Cash dividends per common share	1.36	1.36	1.36	1.36	1.36	—	—

	As of December 31
(Dollars in thousands, except per share data)						2015 vs. 2014
	2015	2014	2013	2012	2011	$ Change	% Change
Balance Sheet Data
Total assets	$19,504,068	$15,757,904	$13,365,550	$13,129,678	$11,757,928	$3,746,164	24%
Cash and cash equivalents	510,267	548,095	391,396	970,977	573,296	(37,828)	(7)
Loans, net of unearned income	14,327,428	11,441,044	9,492,019	8,498,580	7,388,037	2,886,384	25
Investment securities	2,899,214	2,275,813	2,090,906	1,950,066	1,997,969	623,401	27
Goodwill and other intangible assets, net	765,655	548,130	425,442	429,584	401,888	217,525	40
Deposits	16,178,748	12,520,525	10,737,000	10,748,277	9,289,013	3,658,223	29
Borrowings	667,064	1,248,996	961,043	726,422	848,276	(581,932)	(47)
Shareholders’ equity	2,498,835	1,852,148	1,530,346	1,529,868	1,482,661	646,687	35
Book value per share (3)	58.87	55.37	51.38	51.88	50.48	3.50	6
Tangible book value per share (3) (5)	40.35	39.08	37.15	37.34	36.80	1.27	3

	As of and For the Years Ended December 31
	2015	2014	2013	2012	2011
Key Ratios (4)
Return on average assets	0.78%	0.72%	0.50%	0.63%	0.49%
Return on average common equity	6.41	6.17	4.26	5.05	3.77
Return on average tangible common equity (5)	9.65	9.04	6.17	7.21	5.30
Equity to assets at end of period	12.81	11.75	11.45	11.65	12.61
Earning assets to interest-bearing liabilities at end of period	142.28	135.15	132.74	124.93	121.74
Interest rate spread (6)	3.41	3.40	3.26	3.43	3.34
Net interest margin (TE) (6) (7)	3.55	3.51	3.38	3.58	3.51
Non-interest expense to average assets	3.10	3.24	3.64	3.57	3.43
Efficiency ratio (8)	70.57	74.73	84.60	77.49	79.50
Tangible operating efficiency ratio (TE) (Non-GAAP) (5) (7) (8)	64.54	68.37	74.53	73.31	72.85
Common stock dividend payout ratio	38.46	42.05	62.11	52.50	73.61
Asset Quality Data (Legacy)
Non-performing assets to total assets at end of period (9)	0.42%	0.41%	0.61%	0.69%	0.86%
Allowance for credit losses to non-performing loans at end of period (9)	209.41	246.26	175.35	150.57	132.98
Allowance for credit losses to total loans at end of period	0.96	0.91	0.95	1.10	1.40
Consolidated Capital Ratios
Tier 1 leverage capital ratio	9.52%	9.35%	9.70%	9.70%	10.45%
Common Equity Tier 1 (CET1)	10.07	N/A	N/A	N/A	N/A
Tier 1 risk-based capital ratio	10.70	11.17	11.57	12.92	14.94
Total risk-based capital ratio	12.14	12.30	12.82	14.19	16.20

(1)	Certain balances and amounts have been restated for the effect of the adoption of ASU No. 2014-01 on January 1, 2015.

(2)
2011 data is impacted by the Company’s acquisitions of OMNI and Cameron on May 31, 2011 and FTC on June 14, 2011. 2012 data is impacted by the Company’s acquisition of Florida Gulf on July 31, 2012. 2014 data is impacted by the Company’s acquisitions of certain assets and liabilities of Trust One - Memphis on January 17, 2014, Teche on May 31, 2014, and First Private on June 30, 2014. 2015 data is impacted by the Company’s acquisitions of Florida Bank Group on February 28, 2015, Old Florida on March 31, 2015, and Georgia Commerce on May 31, 2015.

(3)	Shares used for book value purposes are net of shares held in treasury at the end of 2014, 2013, 2012, and 2011.

(4)	With the exception of end-of-period ratios, all ratios are based on average daily balances during the respective periods.

(5)	Tangible calculations eliminate the effect of goodwill and acquisition-related intangible assets and the corresponding amortization expense on a tax-effected basis where applicable.

(6)
Interest rate spread represents the difference between the weighted average yield on earning assets and the weighted average cost of interest-bearing liabilities. Net interest margin represents net interest income as a percentage of average net earning assets.

(7)	Fully taxable equivalent ("TE") calculations include the tax benefit associated with related income sources that are tax-exempt using a marginal tax rate of 35%.

(8)	The efficiency ratio represents non-interest expense as a percentage of total revenues. Total revenues are the sum of net interest income and non-interest income.

(9)	Non-performing loans consist of non-accruing loans and loans 90 days or more past due. Non-performing assets consist of non-performing loans and repossessed assets.
The Company’s net income available to common shareholders for the year ended December 31, 2015 totaled $142.8 million, or $3.68 per diluted share, compared to $105.4 million, or $3.30 per diluted share, for 2014. On an operating basis (non-GAAP), diluted EPS was $4.18, up $0.46 from $3.72 in 2014. Key components of the Company’s 2015 performance are summarized below.

•
Net interest income increased $127.6 million, or 28%, in 2015 when compared to 2014, a result of a $142.0 million, or 28%, increase in interest and dividend income partially offset by a $14.4 million, or 32%, increase in interest expense. Net interest income for 2015 reflects a $3.4 billion increase in average earning assets and a five basis point increase in average yield on earning assets, offset by a $2.1 billion increase in average interest-bearing liabilities and a four basis point increase in funding costs when compared to 2014. As a result, net interest margin on a tax-equivalent basis increased four basis points to 3.55% from 3.51% when comparing the periods.

•
The Company recorded a provision for loan losses of $30.9 million in 2015, $11.8 million higher than the provision recorded in 2014. The increase in the provision was due primarily to legacy loan growth ($1.5 billion, or 16%, growth since December 31, 2014), as well as an increase in legacy loan charge-offs, with relatively flat recoveries, and general energy sector weakness. As of December 31, 2015, the total allowance for loan losses as a percent of total loans was 0.97% compared to 1.14% at December 31, 2014.

•
Non-interest income increased $46.8 million, or 27%, when compared to 2014, a result of a $29.3 million increase in mortgage income, a $6.6 million increase in service charges, a $2.3 million increase in title revenue, and a $2.0 million increase in ATM/debit card fee income. These increases were partially offset by a $1.1 million decrease in BOLI income and a $1.2 million decrease in broker commissions. All other non-interest income categories also increased $8.8 million due to increases in trust income, credit card income, and gain on sales of fixed assets.

•
From 2014 to 2015, non-interest expense increased $96.7 million, or 20%, while operating non-interest expense increased $88.8 million, or 20%. The increase in operating non-interest expense was attributable primarily to the Company’s acquisition-driven growth over the past twelve months, including higher salary and employee benefit costs of $63.5 million and increased occupancy and equipment and other branch expenses resulting from the Company’s expanded footprint.

•
The Company paid a quarterly cash dividend of $0.34 per common share in each quarter of 2015, resulting in dividends of $1.36 for the year-to-date period. These amounts were consistent with the dividends paid in 2014 and 2013.

•
Total assets at December 31, 2015 were $19.5 billion, up $3.7 billion, or 24%, from December 31, 2014. Legacy loan growth of $1.5 billion across many of the Company’s markets, net increases in acquired loans of $1.4 billion, and $623.4 million in additional investment securities drove the increase in total assets.

•
Total loans net of unearned income at December 31, 2015 were $14.3 billion, an increase of $2.9 billion, or 25%, from December 31, 2014. Loan growth during 2015 was driven by a $1.5 billion, or 16%, increase in legacy loans and a $1.4 billion, or 77%, net increase in acquired loans.

•
Total deposits increased $3.7 billion, or 29%, to $16.2 billion at December 31, 2015. Non-interest-bearing deposits increased $1.2 billion, or 36%, while interest-bearing deposits increased $2.5 billion, or 27%. Acquired deposits of $2.7 billion accounted for the majority of the increase from year-end 2014, while $1.0 billion resulted from organic deposit growth. Although deposit competition remained intense, the Company was able to generate growth across many of its deposit products at reasonable rates.

•
Shareholders’ equity increased $646.7 million, or 35% from year-end 2014. The increase was primarily driven by 7.5 million common shares issued in the Florida Bank Group, Old Florida, and Georgia Commerce acquisitions, which resulted in additional equity of $474.8 million. Net proceeds from the issuance of preferred stock of $76.8 million as well as undistributed net income of $87.9 million also contributed to the increase. These increases were partially offset by a $9.1 million decrease in accumulated other comprehensive income (net of tax), a result of the change in the net unrealized holding gain in the Company’s available for sale investment portfolio at the end of 2015.

APPLICATION OF CRITICAL ACCOUNTING POLICIES AND ESTIMATES
In preparing the consolidated financial statements and accompanying notes, management is required to apply significant judgment to various accounting, reporting, and disclosure matters. The accounting principles and methods used by the Company conform to GAAP and general banking accounting practices. The estimates and assumptions most significant to the Company are summarized in the following discussion and are further analyzed in the notes to the consolidated financial statements.
Allowance for Credit Losses
The allowance for credit losses has two components, the allowance for loan losses (contra asset) and the reserve for unfunded commitments (liability). Further, the allowance for loan losses consists of (i) probable incurred credit losses for legacy and acquired non-impaired loans and (ii) expected losses on acquired impaired loans.
Allowance for Legacy and Acquired Non-Impaired Loans
The legacy and acquired non-impaired ACL, which represents management’s estimate of probable losses inherent in the Company’s legacy and acquired non-impaired loan portfolio, involves a high degree of judgment and complexity. The Company’s policy is to establish reserves through provisions for credit losses on the consolidated statements of comprehensive income for estimated losses on delinquent and other problem loans, as well as loans which have not yet explicitly exhibited factors indicating credit weakness, when it is determined that losses have been incurred on such loans. Management’s determination of the appropriateness of the legacy and acquired non-impaired ACL is based on various factors requiring judgments and estimates, including management’s evaluation of the credit quality of the portfolio (determined through the assignment of risk ratings, assessments of past due status, and scores from credit agencies), historical loss experience, current economic conditions, the volume and type of lending conducted by the Company, composition of the portfolio, the amount of the Company’s classified assets, seasoning of the loan portfolio, the status of past due principal and interest payments, value of collateral, the ability to monetize guarantor support and other relevant factors. Estimates in which management exercises significant judgment are the assessments of risk ratings, collateral values, and guarantor support on the Company’s commercial loan portfolio and the application of qualitative adjustments to the quantitative measurements across all portfolios. Other changes in estimates included in the estimation of the ACL may also have a significant impact on the consolidated financial statements. For further discussion of the ACL, see Note 1, Summary of Significant Accounting Policies, and Note 6, Allowance for Credit Losses, to the consolidated financial statements.
Accounting for Acquired Impaired Loans and the Allowance for Acquired Impaired Loans
The Company accounts for its acquisitions under ASC Topic No. 805, Business Combinations, which requires the use of the acquisition method of accounting. Accordingly, all acquired loans are recorded at fair value on the acquisition date applying the fair value methodology prescribed in ASC Topic No. 820, Fair Value Measurement, and in the case of covered loans excludes the shared-loss agreements with the FDIC. No ACL related to the acquired loans is recorded on the acquisition date, as the fair value of the loans acquired incorporates assumptions regarding credit risk. The fair value measurements include estimates related to market interest rates and projections of future cash flows that incorporate expectations of prepayments and the amount and timing of principal, interest and other cash flows, as well as any shortfalls thereof.

Acquired loans are evaluated at acquisition and classified as purchased impaired (“acquired impaired”) or purchased non-impaired (“acquired non-impaired”). Purchased impaired loans exhibit (in management’s judgment) credit deterioration since origination to the extent that it is probable at the time of acquisition that the Company will be unable to collect all contractually required payments, and includes all covered loans. All other acquired loans are classified as purchased non-impaired.
Over the life of the purchased impaired loans, the Company continues to estimate the amount and timing of cash flows expected to be collected on individual loans or on pools of loans sharing common risk characteristics. These expected cash flow estimates are updated for new information on a quarterly basis. Once cash flow estimates are updated, the Company evaluates whether the present value of these cash flows, determined using effective interest rates, have decreased and if so, recognizes provisions for credit losses in its consolidated statement of comprehensive income. For any significant increases in cash flows expected to be collected, the Company adjusts the amount of accretable yield recognized on a prospective basis over the respective loan’s or pool’s remaining life.
Valuation of Goodwill, Intangible Assets and Other Purchase Accounting Adjustments
As previously mentioned, the Company accounts for acquisitions in accordance with ASC Topic No. 805, Business Combinations, which requires the use of the acquisition method of accounting. Under this method, the Company is required to record the assets acquired, including identified intangible assets, and liabilities assumed, at their respective fair values, which in many instances involves estimates based on third party valuations, such as appraisals, or internal valuations based on discounted cash flow analyses or other valuation techniques. The determination of the useful lives of intangible assets is subjective, as is the appropriate amortization method for such intangible assets. In addition, business combinations typically result in recording goodwill.
As discussed in Note 1 to the consolidated financial statements, the Company performs a goodwill evaluation at least annually or whenever events or changes in circumstances indicate that it is more likely than not the fair value of a reporting unit is less than its respective carrying amount. For the annual October 1, 2015 impairment evaluation, management elected to bypass the qualitative assessment for each respective reporting unit (IBERIABANK, IMC, and LTC) and performed Step 1 of the goodwill impairment test. Step 1 of the goodwill impairment test requires the Company to compare the fair value of each reporting unit with its carrying amount, including goodwill. Accordingly, the Company determined the fair value of each reporting unit and compared the fair value to each respective reporting unit’s carrying amount. The Company determined that none of the reporting unit’s fair values were below their respective carrying amounts. The Company concluded goodwill was not impaired as of October 1, 2015. Further, no events or changes in circumstances between October 1, 2015 and December 31, 2015 indicated that it was more likely than not the fair value of any reporting unit had been reduced below its carrying value.
Based on the testing performed in 2015 and 2014, management concluded that for the IBERIABANK, IMC, and LTC reporting units, goodwill was not impaired at any time during those periods.
Goodwill impairment evaluations require management to utilize significant judgments and assumptions including, but not limited to, the general economic environment and banking industry, reporting unit future performance (i.e., forecasts), events or circumstances affecting a respective reporting unit (e.g., interest rate environment), and changes in the Company stock price, amongst other relevant factors. Management’s judgments and assumptions are based on the best information available at the time. Results could vary in subsequent reporting periods if conditions differ substantially from the assumptions utilized in completing the evaluations.
For additional information on goodwill and intangible assets, see Note 1, Summary of Significant Accounting Policies, and Note 10, Goodwill and Other Acquired Intangible Assets, to the consolidated financial statements.
Income Taxes
In the ordinary course of business, we conduct transactions in various taxing jurisdictions (Federal, state, and local) that are subject to complex income tax laws and regulations, which may differ by jurisdiction. The Company is often required to exercise significant judgment regarding the interpretation of these tax laws and regulations, in which the Company’s anticipated and actual payment could significantly vary based upon the taxing authority’s interpretation. Adjustments to current, accrued, or deferred taxes may occur due to modifications in tax rates, newly enacted laws, resolution of items with taxing authorities, alterations to interpretative statutory, judicial, and regulatory guidance that affects the Company’s tax positions, or other facts and circumstances.

RESULTS OF OPERATIONS

The Company reported income available to common shareholders of $142.8 million, $105.4 million, and $65.1 million for the years ended December 31, 2015, 2014, and 2013, respectively. EPS on a diluted basis was $3.68 for 2015, $3.30 for 2014, and $2.20 for 2013.
The following discussion provides additional information on the Company’s operating results for the years ended December 31, 2015, 2014, and 2013, segregated by major income statement caption.
Net Interest Income/Net Interest margin
Net interest income is the difference between interest realized on earning assets and interest paid on interest-bearing liabilities and is also the driver of core earnings. As such, it is subject to constant scrutiny by management. The rate of return and relative risk associated with earning assets are weighed to determine the appropriateness and mix of earning assets. Additionally, the need for lower cost funding sources is weighed against relationships with clients and future growth opportunities. The Company’s net interest spread, which is the difference between the yields earned on average earning assets and the rates paid on average interest-bearing liabilities, was 3.41%, 3.40%, and 3.26%, during the years ended December 31, 2015, 2014, and 2013, respectively. The Company’s net interest margin on a taxable equivalent (“TE”) basis, which is net interest income (TE) as a percentage of average earning assets, was 3.55%, 3.51%, and 3.38%, respectively, for the same periods.

The following table sets forth information regarding (i) the total dollar amount of interest income from earning assets and the resultant average yields; (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average rates; (iii) net interest income; (iv) net interest spread; and (v) net interest margin. Information is based on average daily balances during the indicated periods. Investment security market value adjustments and trade-date accounting adjustments are not considered to be earning assets and, as such, the net effect of these adjustments is included in non-earning assets.
TABLE 4—AVERAGE BALANCES, NET INTEREST INCOME AND INTEREST YIELDS / RATES

	2015			2014			2013
(Dollars in thousands)	Average Balance	Interest Income/ Expense	Yield/ Rate	Average Balance	Interest Income/ Expense	Yield/ Rate	Average Balance	Interest Income/ Expense	Yield/ Rate
Earning Assets:
Loans(1), (2):
Commercial loans	$9,292,251	$411,351	4.42%	$7,284,247	$359,801	4.95%	$6,386,364	$350,451	5.50%
Mortgage loans	1,165,524	53,948	4.63%	869,510	44,563	5.13%	520,872	30,598	5.87%
Consumer and other loans	2,815,554	141,667	5.03%	2,310,339	122,342	5.30%	1,954,766	107,887	5.52%
Total loans	13,273,329	606,966	4.57%	10,464,096	526,706	5.04%	8,862,002	488,936	5.53%
Loans held for sale	176,793	6,164	3.49%	130,425	5,153	3.95%	144,961	5,108	3.52%
Investment securities	2,595,806	53,165	2.17%	2,148,963	44,677	2.23%	2,081,523	38,230	2.01%
FDIC loss share receivable	52,494	(23,500)	(44.15)%	120,567	(74,617)	(61.04)%	266,856	(97,849)	(36.16)%
Other earning assets	553,629	4,063	0.73%	371,490	2,896	0.78%	380,050	2,772	0.73%
Total earning assets	16,652,051	646,858	3.90%	13,235,541	504,815	3.85%	11,735,392	437,197	3.78%
Allowance for loan losses	(130,808)			(134,830)			(184,217)
Non-earning assets	1,881,463			1,531,283			1,452,813
Total assets	$18,402,706			$14,631,994			$13,003,988
Interest-bearing liabilities
Deposits:
NOW accounts	$2,620,570	6,903	0.26%	$2,240,137	6,006	0.27%	$2,337,831	7,557	0.32%
Savings and money market accounts	6,274,498	21,063	0.34%	4,616,026	12,802	0.28%	4,207,343	11,685	0.28%
Certificates of deposit	2,260,237	19,137	0.85%	1,889,858	14,282	0.76%	1,964,702	16,604	0.85%
Total interest-bearing deposits	11,155,305	47,103	0.42%	8,746,021	33,090	0.38%	8,509,876	35,846	0.42%
Short-term borrowings	426,011	797	0.18%	782,033	1,364	0.17%	303,352	490	0.16%
Long-term debt	388,220	11,200	2.85%	335,211	10,250	3.02%	316,775	10,617	3.31%
Total interest-bearing liabilities	11,969,536	59,100	0.49%	9,863,265	44,704	0.45%	9,130,003	46,953	0.51%
Non-interest-bearing demand deposits	3,996,821			2,916,509			2,216,959
Non-interest-bearing liabilities	175,315			144,861			129,833
Total liabilities	16,141,672			12,924,635			11,476,795
Shareholders’ equity	2,261,034			1,707,359			1,527,193
Total liabilities and shareholders’ equity	$18,402,706			$14,631,994			$13,003,988
Net earning assets	$4,682,515			$3,372,276			$2,605,389
Net interest income/ Net interest spread		$587,758	3.41%		$460,111	3.40%		$390,244	3.26%
Net interest income (TE) / Net interest margin (TE) (3)		$596,362	3.55%		$468,720	3.51%		$399,696	3.38%

(1)	Total loans include non-accrual loans for all periods presented.

(2)	Interest income includes loan fees of $2.8 million, $2.4 million, and $2.7 million for the years ended December 31, 2015, 2014, and 2013, respectively.

(3)	Taxable equivalent yields are calculated using a marginal tax rate of 35%.
Net interest income increased $127.6 million, or 28%, to $587.8 million in 2015 when compared to 2014. The increase in net interest income was the result of a $3.4 billion increase in average earning assets and a five basis point improvement in the earning asset yield when compared to 2014. These improvements were offset by a $2.1 billion, or 21%, increase in average interest-bearing liabilities and a four basis point increase in the average cost of interest-bearing liabilities. The average balance sheet growth over the past twelve months was primarily a result of acquisitions, although the Company has also experienced organic growth in its legacy loan portfolio and deposits.
Average loans made up 80% and 79% of average earning assets in 2015 and 2014, respectively. Average loans increased $2.8 billion, or 27%, from 2014 to 2015 as a result of growth in both the legacy and acquired loan portfolios. Investment securities made up 16% of average earning assets during both 2015 and 2014.
Average interest-bearing deposits made up 93% of average interest-bearing liabilities during 2015, compared to 89% during 2014. Average short-term borrowings made up 4% and 8% of average interest-bearing liabilities in 2015 and 2014, respectively. Average long-term debt made up 3% of average interest-bearing liabilities in both 2015 and 2014.
The five basis point increase in yield on total earning assets when comparing 2015 to 2014 was driven by a decrease in amortization of the Company’s FDIC loss share receivable, which resulted in a negative yield for this asset, partially offset by the mix of lower yielding loans recently acquired. The decrease in amortization on the loss share receivables was the result of the contractual expiration of loss share coverage in late 2014 and early 2015 on certain acquired portfolios covered by loss share agreements with the FDIC.

The average mix of earning assets and interest bearing liabilities are shown in the following charts.

2015 Average Earning Assets

FDIC Loss Share Receivables 0%
Other Earning Assets 3%
Investment Securities 16%
Loans held for Sale 1%
Consumer and Other Loans 17%
Mortgage Loans 7%
Commercial Loans 56%

Loans

Acquired Loans 22%
Legacy Loans 78%

2014 Average Earning Assets

FDIC Loss Share Receivables 1%
Other Earning Assets 3%
Investment Securities 16%
Loans held for Sale 1%
Consumer and Other Loans 17%
Mortgage Loans 7%
Commercial Loans 55%

Loans

Acquired Loans 15%
Legacy Loans 85%

The following table sets forth information regarding average loan balances and average yields, segregated into the legacy and acquired portfolios, for the periods indicated.
TABLE 5—AVERAGE LOAN BALANCE AND YIELDS

	Years Ended December 31
	2015		2014		2013
(Dollars in thousands)	Average Balance	Average Yield	Average Balance	Average Yield	Average Balance	Average Yield
Legacy loans	$10,354,265	3.95%	$8,860,141	4.00%	$7,532,732	4.12%
Acquired loans	2,919,064	6.84	1,603,955	10.54	1,329,270	13.15
Total loans	13,273,329	4.57	10,464,096	5.04	8,862,002	5.53

FDIC loss share receivables	52,494	(44.15)	120,567	(61.04)	266,856	(36.16)
Total loans and FDIC loss share receivables	$13,325,823	4.38%	$10,584,663	4.29%	$9,128,858	4.31%

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
TABLE 6—SUMMARY OF CHANGES IN NET INTEREST INCOME

	2015 Compared to 2014			2014 Compared to 2013
	Change Attributable To			Change Attributable To
(Dollars in thousands)	Volume	Rate	Net Increase (Decrease)	Volume	Rate	Net Increase (Decrease)
Earning assets:
Loans:
Commercial loans	$94,541	$(42,991)	$51,550	$48,269	$(38,919)	$9,350
Mortgage loans	14,027	(4,642)	9,385	18,286	(4,321)	13,965
Consumer and other loans	26,726	(7,401)	19,325	18,566	(4,111)	14,455
Loans held for sale	1,670	(659)	1,011	(540)	585	45
Investment securities	9,113	(625)	8,488	773	5,674	6,447
FDIC loss share receivable	34,307	16,810	51,117	70,004	(46,772)	23,232
Other earning assets	611	556	1,167	767	(643)	124
Net change in income on earning assets	180,995	(38,952)	142,043	156,125	(88,507)	67,618
Interest-bearing liabilities:
Deposits:
NOW accounts	1,004	(107)	897	(305)	(1,246)	(1,551)
Savings and money market accounts	7,196	1,065	8,261	1,821	(704)	1,117
Certificates of deposit	3,007	1,848	4,855	(615)	(1,707)	(2,322)
Borrowings	774	(391)	383	1,523	(1,016)	507
Net change in expense on interest-bearing liabilities	11,981	2,415	14,396	2,424	(4,673)	(2,249)
Change in net interest spread	$169,014	$(41,367)	$127,647	$153,701	$(83,834)	$69,867
Interest income includes income earned on interest-earning assets as well as applicable loan fees earned. Interest income that would have been earned on non-accrual loans had they been on accrual status is not included in the tables above.
For the year ended December 31, 2015, earning asset volume, both for acquired earning assets and organic growth, drove the $142.0 million increase in interest income. Average loan balances increased $2.8 billion, or 27%, over 2014 and can be attributed to legacy loan growth, as well as loans acquired from Florida Bank Group, Old Florida, and Georgia Commerce. The declining balance of the FDIC loss share receivable and related amortization also contributed $51.1 million to the increase in interest income.
Interest expense on interest-bearing liabilities increased $14.4 million, or 32%, primarily due to a $14.0 million, or 42%, increase in interest expense on interest-bearing deposits. The increase in interest expense on interest-bearing deposits in 2015 included growth of $2.4 billion in the average balance and a four basis point increase in the rate paid on interest-bearing deposits compared to 2014. Interest expense on the Company’s borrowings increased $0.4 million as a result of an increase in average long-term debt of $53.0 million when compared to 2014.
For the year ended December 31, 2014, earning asset volume, both for acquired earning assets and organic growth, drove the $67.6 million increase in interest income. Average loan balances increased $1.6 billion, or 18%, over 2013 and can be attributed to acquired loan growth from the Trust One, Teche, and First Private acquisitions. In addition to loan volume increases, interest income growth was also a result of a 22 basis point increase in the yield on investment securities due to an increase in average investment securities of $67.4 million, or 3%, between 2013 and 2014. The declining balance of the FDIC loss share receivable and related amortization also contributed $23.2 million to the increase in interest income.
Driven by a decrease of six basis points in the rate paid on interest-bearing liabilities during 2014, interest expense decreased $2.2 million, or 5%, from 2013. Despite an increase of $236.1 million in average interest-bearing deposits (a result of both acquired deposits and organic deposit growth), interest expense on interest-bearing deposits decreased 8%, or $2.8 million, from 2013, as the average rate paid on these deposits decreased to 0.38% for the twelve months of 2014, a four basis point decline. Higher-yielding time deposits across many markets either matured or were repriced during 2014, driving the expense and rate decreases. Interest expense on the Company’s short-term and long-term borrowings, however, increased from 2013, due to a $478.7 million increase in average short-term borrowings and an $18.4 million increase in average long-term debt offset by a 29 basis point decrease in the rate paid on long-term debt.
Provision for Loan Losses
Management of the Company formally assesses the ACL quarterly and will make provisions for loan losses and unfunded lending commitments as necessary in order to maintain the appropriateness of the ACL at the balance sheet date. The provision for loan losses exceeded net charge-offs by $10.8 million for the year ended December 31, 2015. For the year ended December 31, 2014, net charge-offs exceeded the provision for loan losses by $1.4 million.
On a consolidated basis, the Company recorded a provision for loan losses of $30.9 million for the year ended December 31, 2015, an $11.8 million increase from the provision recorded for the same period of 2014. The Company also recorded a provision for unfunded lending commitments of $2.3 million during the current year, included in “credit and other loan-related expense” in the Company’s consolidated statement of comprehensive income. As a result, the Company’s total provision for credit losses was $33.2 million in 2015, which is $13.5 million, or 69%, above the provision recorded in 2014. The Company’s total provision for loan losses in 2015 included a provision for changes in expected cash flows on the acquired loan portfolios of $3.2 million and a $27.7 million provision recorded on legacy loans. The increase in provision was due primarily to legacy loan growth of $1.5 billion, or 16%, from December 31, 2014, as well as higher net loan charge-offs and general energy sector weakness. Net charge-offs to average loans in the legacy portfolio were 0.10% as of December 31, 2015, compared to 0.06% as of December 31, 2014.
On a consolidated basis, the Company recorded a provision for loan losses of $19.1 million for the year ended December 31, 2014, a $13.9 million increase from the provision recorded for the same period of 2013. The Company also recorded a provision for unfunded lending commitments of $0.6 million during 2014. As a result, the Company’s total provision for credit losses was $19.7 million in 2014, $13.3 million above the provision recorded in 2013. The Company’s total provision for loan losses in 2014 included provision for changes in expected cash flows on the acquired loan portfolios of $4.8 million and a $14.3 million provision recorded on legacy loans, based primarily on loan growth. Net charge-offs to average loans in the legacy portfolio were consistent between 2013 and 2014 at 0.06%.
Refer to the "Asset Quality" section of MD&A and Note 6, Allowance for Credit Losses, to the consolidated financial statements for additional details on the provision for loan losses and unfunded commitments.
Non-interest Income
The Company’s operating results for the year ended December 31, 2015 included non-interest income of $220.4 million compared to $173.6 million and $169.0 million for the years ended December 31, 2014 and 2013, respectively. The increase in non-interest income from 2014 to 2015 was primarily a result of an increase in mortgage income and service charges on deposit accounts. Non-interest income as a percentage of total gross revenue (defined as total interest and non-interest income) in 2015 was 25% compared to 26% of total gross revenue in the prior year.

The following table illustrates the primary components of non-interest income.
TABLE 7—NON-INTEREST INCOME

				2015 vs. 2014		2014 vs. 2013
(Dollars in thousands)	2015	2014	2013	$ Change	% Change	$ Change	% Change
Mortgage income	$81,122	$51,797	$64,197	29,325	57	(12,400)	(19)
Service charges on deposit accounts	42,197	35,573	28,871	6,624	19	6,702	23
Title revenue	22,837	20,492	20,526	2,345	11	(34)	—
Broker commissions	17,592	18,783	16,333	(1,191)	(6)	2,450	15
ATM/debit card fee income	13,989	12,023	9,510	1,966	16	2,513	26
Income from bank owned life insurance	4,356	5,473	3,647	(1,117)	(20)	1,826	50
Gain on sale of available for sale securities	1,575	771	2,277	804	104	(1,506)	(66)
Trust income	6,974	6,019	5,536	955	16	483	9
Credit card income	10,675	9,718	6,298	957	10	3,420	54
Other non-interest income	19,076	12,979	11,763	6,097	47	1,216	10
	$220,393	$173,628	$168,958	46,765	27	4,670	3
In 2015, record levels of mortgage production and strong sales resulted in a $29.3 million increase in mortgage income over 2014. The Company originated $2.5 billion in mortgage loans in 2015, up $789.1 million, or 47%, from 2014. The Company sold $2.5 billion in mortgage loans, up $799.5 million, or 47%, from 2014. Derivative valuation adjustments were $5.3 million higher in 2015 than 2014. In 2014, IMC sales volume slowed compared to 2013, which resulted in a $12.4 million decrease in mortgage income from 2013. Sales proceeds decreased $604.3 million, or 26%, from 2013 to 2014, while derivative valuation adjustments were $6.2 million lower in 2014 than 2013.
Service charges on deposit accounts increased $6.6 million in 2015 over the prior year, and $6.7 million between 2014 and 2013, both due primarily to an increase in deposit accounts as a result of the acquisitions during 2015 and 2014.
Other fluctuations in non-interest income during 2015 included increases from title revenue, ATM/debit card fee income, trust income and credit card income, offset partially by decreases in broker commissions and BOLI income. Other non-interest income increased $6.1 million, or 47%, due to increases in commission income, gains on sales of fixed assets, and other commercial loan income. Other fluctuations in non-interest income from 2013 to 2014 included increases in ATM/debit card fee income, broker commissions, BOLI income and credit card income offset partially by a decrease in the gain on available for sale securities.
Non-interest Expense
The Company’s results for 2015 included non-interest expense of $570.3 million, an increase of $96.7 million over 2014. Ongoing attention to expense control is part of the Company’s corporate culture. However, the Company’s recent investments in acquisitions, product expansion, and operating systems have led to increases in several components of non-interest expense. The Company currently operates 320 combined offices, an increase of 40 offices from December 31, 2014 after adjusting for closed or consolidated branches and offices.
In the current year, the increase in non-interest expenses over 2014 was due to direct merger-related and severance expenses of $26.7 million in 2015 compared to $22.0 million in 2014 as a result of the Company's acquisitions in both years. For the year, the Company’s efficiency ratio was 70.6%, compared to 74.7% in 2014. Excluding non-operating income and expense and the effect of amortization of intangibles, the Company’s tangible operating efficiency ratio (TE) (Non-GAAP) would have been 64.5% in 2015, compared to 68.4% in 2014.

The following table illustrates the primary components of non-interest expense.
TABLE 8—NON-INTEREST EXPENSE

				2015 vs. 2014		2014 vs. 2013
(Dollars in thousands)	2015	2014	2013	$ Change	% Change	$ Change	% Change
Salaries and employee benefits	$322,586	$259,086	$244,984	63,500	25	14,102	6
Net occupancy and equipment	68,541	59,571	58,037	8,970	15	1,534	3
Communication and delivery	13,506	12,029	12,024	1,477	12	5	—
Marketing and business development	13,176	11,707	10,143	1,469	13	1,564	15
Data processing	34,424	27,249	17,853	7,175	26	9,396	53
Amortization of acquisition intangibles	7,811	5,807	4,720	2,004	35	1,087	23
Professional services	22,368	18,975	18,217	3,393	18	758	4
Costs of OREO property, net	748	2,748	1,943	(2,000)	(73)	805	41
Credit and other loan-related expense	16,653	13,692	15,853	2,961	22	(2,161)	(14)
Insurance	16,670	14,359	11,272	2,311	16	3,087	27
Travel and entertainment	9,525	9,033	8,126	492	5	907	11
Impairment of FDIC loss share receivables and other long-lived assets	6,954	6,437	37,893	517	8	(31,456)	(83)
Other non-interest expense	37,343	32,921	31,731	4,422	13	1,190	4
	$570,305	$473,614	$472,796	96,691	20	818	—
Salaries and employee benefits increased $63.5 million in 2015 when compared to 2014, primarily the result of increased staffing due to the growth of the Company, specifically from the three completed acquisitions during the year. The Company had 3,151 full-time equivalent employees at the end of 2015, an increase of 394, or 14%, from the end of 2014. The Company also had an increase of $8.8 million in commissions and incentives and $6.6 million increase in phantom stock expense for grants in 2015 that contributed to the overall increase in salaries and employee benefits. When comparing 2014 to 2013, the Company had an increase in salaries and employee benefits of $14.1 million, or 6%, related to the completion of three smaller acquisitions in 2014 and cost-savings initiatives. Full-time equivalent employees increased 7% from 2,576 employees at the end of 2013 to 2,757 at the end of 2014.
Net occupancy and equipment expenses were up $9.0 million from 2014, primarily due to additional growth from acquisitions in 2015, as the Company incurred security equipment monitoring costs, and increased rent expense and depreciation from additional branches. From 2013 to 2014, net occupancy and equipment expenses were up $1.5 million, primarily due to merger-related expenses in 2014, as the Company incurred lease termination, signage, and other expenses related to the Company’s three 2014 acquisitions.
Data processing increased $7.2 million in 2015 from 2014 and $9.4 million in 2014 from 2013. The increase is due primarily to increases in merger-related computer services expense of $4.0 million and $6.3 million, respectively, as well as the increased costs of strengthening the Company's cybersecurity.
Due to the continued growth of the Company, professional services expense in 2015 was $3.4 million higher than in 2014. This increase was primarily a result of merger-related legal expenses, increased consulting services for process improvements, and exam and supervisory review. Professional services expense in 2014 was $0.8 million higher than in 2013. In 2014, the Company incurred $3.4 million in merger-related expenses, including legal and audit fees, offset by a $2.2 million decrease in consulting expenses that were incurred in 2013 to improve various Company and business-line specific processes.
Expense related to the impairment of FDIC loss share receivables and other long-lived assets increased $0.5 million in 2015 as compared to 2014. The $7.0 million expense recognized in 2015 was primarily the result of write-downs related to branch closure and consolidation efforts. The year ended December 31, 2014 included an impairment charge of $5.1 million on FDIC loss share receivables. In 2013, an impairment charge of $31.8 million was recognized on FDIC loss share receivables.
The $4.4 million, or 13%, increase in other non-interest expense in 2015 was primarily due to increases in ATM/debit card expense (due to a higher volume of ATM/debit card transactions and higher interchange and issuance expenses) and deposit insurance expense (due to deposit growth year over year). Other non-interest expense in 2014 included increases in almost all other categories when compared to 2013, which was consistent with growth in the Company’s customer base and footprint.

Income Taxes
For the years ended December 31, 2015, 2014, and 2013, the Company recorded income tax expense of $64.1 million, $35.7 million, and $16.1 million, respectively, which resulted in an effective income tax rate of 31.0% in 2015, 25.3% in 2014, and 19.9% in 2013.
The difference between the effective tax rate and the statutory federal and state tax rates relates to items that are non-taxable or non-deductible, primarily the effect of tax-exempt income and various tax credits. The effective tax rates in 2014 and 2015 have increased primarily due to the increase in pre-tax income without a corresponding proportional increase in tax credits. In addition, the 2015 effective tax rate was negatively impacted by the post-merger effect of the 2015 acquisitions, which contributed to the increase in the Company's state effective tax rate given the higher statutory tax rates in Florida and Georgia.
FINANCIAL CONDITION
EARNING ASSETS
Interest income associated with earning assets is the Company’s primary source of income. Earning assets are composed of interest-earning or dividend-earning assets, including loans, securities, short-term investments, and loans held for sale. As a result of both acquired assets and organic growth, earning assets increased $3.5 billion, or 24%, during 2015. Earning assets averaged $16.7 billion during 2015, a $3.4 billion, or 26%, increase when compared to 2014. Major components of earning assets at December 31 are shown in the following table:
TABLE 9—EARNING ASSETS COMPOSITION
(Ending Balances)

(Dollars in thousands)	2015	2014	Increase (Decrease)
Legacy Loans
Commercial Loans	$8,133,341	$7,002,198	$1,131,143	16%
Mortgage Loans	694,023	527,694	166,329	32
Consumer Loans	2,363,156	2,138,822	224,334	10
Total Legacy Loans	11,190,520	9,668,714	1,521,806	16
Acquired Loans	3,136,908	1,772,330	1,364,578	77
Total Loans, Net of Unearned Income	14,327,428	11,441,044	2,886,384	25
FDIC Loss Share Receivables	39,878	69,627	(29,749)	(43)
Total Loans and FDIC Loss Share Receivables	14,367,306	11,510,671	2,856,635	25
Investment Securities	2,899,214	2,275,813	623,401	27
Other Earning Assets	506,532	515,715	(9,183)	(2)
Total Earning Assets	$17,773,052	$14,302,199	$3,470,853	24%

The year-end mix of earning assets is shown in the following charts.

The following discussion highlights the Company’s major categories of earning assets.
Investment Securities
Investment securities increased by $623.4 million, or 27%, to $2.9 billion over the past year due to both acquired investment securities and open-market security purchases. Investment securities increased to 15% of total assets at December 31, 2015 from 14% at December 31, 2014. Investment securities were 16% of average earning assets for both 2015 and 2014. The following table shows the carrying values of securities by category as of December 31 for the years indicated.
TABLE 10—CARRYING VALUE OF SECURITIES

(Dollars in thousands)	2015		2014		2013		2012		2011
Securities available for sale:
U.S. Government-sponsored enterprise obligations	$252,083	9%	$315,553	14%	$395,561	19%	$285,724	15%	$342,488	17%
Obligations of states and political subdivisions	187,961	7	90,190	4	107,479	5	127,075	7	143,805	7
Mortgage-backed securities	2,264,813	78	1,751,615	77	1,432,278	68	1,330,656	68	1,317,374	66
Other securities	95,429	3	1,495	—	1,479	—	1,549	—	1,538	—
	2,800,286	97	2,158,853	95	1,936,797	92	1,745,004	90	1,805,205	90
Securities held to maturity:
U.S. Government-sponsored enterprise obligations	—	—	10,000	—	34,478	2	69,949	4	85,172	4
Obligations of states and political subdivisions	69,979	2	77,597	4	84,290	4	88,909	4	81,053	4
Mortgage-backed securities	28,949	1	29,363	1	35,341	2	46,204	2	26,539	2
	98,928	3	116,960	5	154,109	8	205,062	10	192,764	10
	$2,899,214	100%	$2,275,813	100%	$2,090,906	100%	$1,950,066	100%	$1,997,969	100%
At December 31, 2015, all of the Company's mortgage-backed securities were issued by government-sponsored enterprises. The Company does not hold any Fannie Mae or Freddie Mac preferred stock, corporate equity, collateralized debt obligations, collateralized loan obligations, or structured investment vehicles, nor does it hold any private label collateralized mortgage obligations, subprime, Alt-A, sovereign debt, or second lien elements in its investment portfolio.
The following table summarizes activity in the Company’s investment securities portfolio during 2015 and 2014. There were no transfers of securities between investment categories during 2015.
TABLE 11—INVESTMENT PORTFOLIO ACTIVITY

(Dollars in thousands)	Available for Sale		Held to Maturity
	2015	2014	2015	2014
Balance at beginning of period	$2,158,853	$1,936,797	$116,960	$154,109
Purchases	1,063,460	703,179	5,833	—
Acquisitions	309,485	44,386	—	—
Sales, net of gains	(227,029)	(60,931)	—	—
Principal maturities, prepayments and calls, net of gains	(473,142)	(488,699)	(22,939)	(36,180)
Amortization of premiums and accretion of discounts	(17,268)	(12,827)	(926)	(969)
Unrealized gains (losses)	(14,073)	36,948	—	—
Balance at end of period	$2,800,286	$2,158,853	$98,928	$116,960
Funds generated as a result of sales and prepayments of investment securities are used to fund loan growth and purchase other securities. The Company continues to monitor market conditions and take advantage of market opportunities with appropriate risk and return elements.

The Company assesses the nature of the unrealized losses in its investment portfolio at least quarterly to determine if there are losses that are deemed other-than-temporary. In its analysis of these securities, management considers numerous factors to determine whether there are instances where the amortized cost basis of the debt securities would not be fully recoverable including, the length of time and extent to which the fair value of the securities was less than their amortized cost, whether adverse conditions were present in the operations, geographic area or industry of the issuer, the payment structure of the security, including scheduled interest and principal payments, changes to the rating of the security by a rating agency, and subsequent recoveries or additional declines in fair value after the balance sheet date.
Management believes it has considered these factors, as well as all relevant information available, when determining the expected future cash flows of the securities in question. Based on its analysis, the Company concluded no declines in the market value of the Company’s investment securities were deemed to be other-than-temporary at December 31, 2015 and 2014. Note 4 to the consolidated financial statements provides further information on the Company’s investment securities.
Loans
The Company’s total loan portfolio increased $2.9 billion, or 25%, to $14.3 billion at December 31, 2015, which was driven by legacy loan growth of $1.5 billion and a $1.4 billion net increase in acquired loans. By loan type, the increase was primarily from commercial loan growth of $2.4 billion and consumer loan growth of $386.6 million during 2015, 31% and 15% higher, respectively, than at the end of 2014.
The major categories of loans outstanding at December 31, 2015 and 2014 are presented in the following tables, segregated into legacy and acquired loans.
TABLE 12—SUMMARY OF LOANS

	December 31, 2015
(Dollars in thousands)	Commercial			Residential Mortgage		Consumer and Other
	Real Estate	Commercial and Industrial	Energy-related	1 - 4 Family	Construction	Indirect automobile	Home Equity	Credit Card	Other	Total
Legacy	$4,504,062	$2,952,102	$677,177	$610,986	$83,037	$246,214	$1,575,643	$77,261	$464,038	$11,190,520
Acquired	1,569,449	492,476	3,589	501,296	—	84	490,524	582	78,908	3,136,908
Total loans	$6,073,511	$3,444,578	$680,766	$1,112,282	$83,037	$246,298	$2,066,167	$77,843	$542,946	$14,327,428

	December 31, 2014
	Commercial			Residential Mortgage		Consumer and Other
	Real Estate	Commercial and Industrial	Energy-related	1 - 4 Family	Construction	Indirect automobile	Home Equity	Credit Card	Other	Total
Legacy	$3,676,811	$2,452,521	$872,866	$495,638	$32,056	$396,766	$1,290,976	$72,745	$378,335	$9,668,714
Acquired	684,968	119,174	7,742	552,603	—	392	310,129	648	96,674	1,772,330
Total Loans	$4,361,779	$2,571,695	$880,608	$1,048,241	$32,056	$397,158	$1,601,105	$73,393	$475,009	$11,441,044

Loan Portfolio Components
The Company believes its loan portfolio is diversified by product and geography throughout its footprint. The year-end loan portfolio is segregated into various components and markets in the following charts.

From a market perspective, total loan growth (excluding acquired loans) was seen primarily in the Houston, southeast Florida, Dallas, and Birmingham markets. Loans in the Houston market increased $198.5 million, or 16%, during 2015, while loans in the southeast Florida market increased $129.8 million, or 73%. Dallas had year-to-date loan growth of $114.8 million, or 35%, and Birmingham experienced growth of $92.8 million, or 14%, since the end of 2014.
The loan portfolio by market for the years ending December 31, 2015 and 2014 are shown in the following charts.

The Company’s loan to deposit ratio at December 31, 2015 and 2014 was 89% and 91%, respectively. The percentage of fixed- rate loans to total loans decreased from 49% at the end of 2014 to 48% at December 31, 2015. The table below sets forth the composition of the loan portfolio at December 31, followed by a discussion of activity by major loan type.
TABLE 13—TOTAL LOANS BY LOAN TYPE

(Dollars in thousands)	2015		2014		2013		2012		2011
Commercial loans:
Real estate	$6,073,511	42%	$4,361,779	38%	$3,786,501	40%	$3,578,363	42%	$3,290,294	44%
Commercial and industrial	3,444,578	24	2,571,695	23	2,324,235	24	2,015,081	24	1,669,601	23
Energy-related	680,766	5	880,608	8	752,682	8	575,817	7	409,230	6
Total commercial loans	10,198,855	71	7,814,082	69	6,863,418	72	6,169,261	73	5,369,125	73
Residential mortgage loans:
Residential 1-4 family	1,112,282	8	1,048,241	9	577,082	6	471,183	5	522,357	7
Construction/owner-occupied	83,037	—	32,056	—	9,450	—	6,021	—	16,143	—
Total residential mortgage loans	1,195,319	8	1,080,297	9	586,532	6	477,204	5	538,500	7
Consumer and other loans:
Home equity	2,066,167	15	1,601,105	14	1,291,792	14	1,251,125	15	1,019,110	14
Indirect automobile	246,298	2	397,158	3	375,236	4	327,985	4	261,896	3
Other	620,789	4	548,402	5	375,041	4	273,005	3	199,406	3
Total consumer and other loans	2,933,254	21	2,546,665	22	2,042,069	22	1,852,115	22	1,480,412	20
Total loans	$14,327,428	100%	$11,441,044	100%	$9,492,019	100%	$8,498,580	100%	$7,388,037	100%
Commercial Loans
Total commercial loans increased $2.4 billion, or 31%, from December 31, 2014, with $1.1 billion, or 16%, in legacy loan growth and an increase in acquired commercial loans of $1.3 billion, or 154%. The Company continued to attract and retain commercial customers in 2015 as commercial loans were 71% of the total loan portfolio at December 31, 2015, compared to 69% at December 31, 2014. Unfunded commitments on commercial loans were $3.6 billion at December 31, 2015, an increase of $269.7 million, or 8%, when compared to the end of the prior year.
Commercial real estate loans include loans to commercial customers for long-term financing of land and buildings or for land development or construction of a building. These loans are repaid from revenues repaid through operations of the businesses, rents of properties, sales of properties and refinances. Commercial real estate loans increased $1.7 billion, or 39%, during the year, consisting of increases in legacy commercial real estate loans of $827.3 million, or 23%, and acquired commercial real estate loans of $884.5 million, or 129%. At December 31, 2015, commercial real estate loans totaled $6.1 billion, or 42% of the total loan portfolio, compared to 38% at December 31, 2014. The Company’s underwriting standards generally provide for loan terms of three to five years, with amortization schedules of generally no more than twenty years. Low loan-to-value ratios are generally maintained and usually limited to no more than 80% at the time of origination.
Commercial and industrial loans represent loans to commercial customers to finance general working capital needs, equipment purchases and other projects where repayment is derived from cash flows resulting from business operations. The Company originates commercial business loans on a secured and, to a lesser extent, unsecured basis. The Company’s commercial business loans may be term loans or revolving lines of credit. Term loans are generally structured with terms of no more than three to five years, with amortization schedules of generally no more than seven years. Commercial business term loans are generally secured by equipment, machinery or other corporate assets. The Company also provides for revolving lines of credit generally structured as advances upon perfected security interests in accounts receivable and inventory. Revolving lines of credit generally have annual maturities. The Company obtains personal guarantees of the principals as additional security for most commercial business loans. As of December 31, 2015, commercial loans not secured by real estate totaled $4.1 billion, or 29% of the total loan portfolio. This represents a $673.0 million, or 19%, increase from December 31, 2014.

The following table details the Company’s commercial loans by state.
TABLE 14—COMMERCIAL LOANS BY STATE

(Dollars in thousands)	Louisiana	Florida	Alabama	Texas	Arkansas	Georgia	Tennessee	Other	Total
December 31, 2015
Legacy	$3,081,494	$947,812	$1,059,604	$1,812,055	$569,384	$125,493	$486,703	$50,796	$8,133,341
Acquired	271,780	1,079,000	28,145	40,854	—	568,283	20,419	57,033	2,065,514
Total	$3,353,274	$2,026,812	$1,087,749	$1,852,909	$569,384	$693,776	$507,122	$107,829	$10,198,855
December 31, 2014
Legacy	$3,015,447	$342,246	$901,705	$1,633,162	$676,691	$—	$423,621	$9,326	$7,002,198
Acquired	351,148	348,968	33,845	52,438	—	—	25,485	—	811,884
Total	$3,366,595	$691,214	$935,550	$1,685,600	$676,691	$—	$449,106	$9,326	$7,814,082
Energy-related Loans
The Company’s loan portfolio included energy-related loans of $680.8 million at December 31, 2015, or 4.8% of total loans, compared to $880.6 million at December 31, 2014, a decrease of $199.8 million, or 23%. At December 31, 2015, exploration and production (“E&P”) loans accounted for 46% of energy-related loans and 56% of energy-related commitments. Midstream companies accounted for 17% of energy-related loans and 16% of energy loan commitments, while service company loans totaled 37% of energy-related loans and 28% of energy commitments.
The rapid and sustained decline in energy commodity prices has unsettled the financial condition of businesses and communities tied to the oil and gas industries. While the vast majority of the Company's loan portolio continues to have no exposure to these concerns, we remain vigilant in our actions to mitigate the risks in the current environment.
Generally, service companies are the most affected by fluctuations in commodity prices, while midstream companies are the least affected. Based on the composition of its portfolio at December 31, 2015, the Company believes most of its exposure is in areas of lower credit risk. The Company's historical focus on sound client selection, conservative credit underwriting, and proactive portfolio management, and market and business diversification continue to serve the Company well. The strategic decision to expand into larger markets across the southeast allows the Company to drive growth and profitability to offset declining positions in impacted energy segments of business.
Mortgage Loans
Residential mortgage loans consist of loans to consumers to finance a primary residence. The vast majority of the residential mortgage loan portfolio is comprised of non-conforming 1-4 family mortgage loans secured by properties located in the Company's market areas and originated under terms and documentation that permit their sale in the secondary market. Larger mortgage loans of current and prospective private banking clients are generally retained to enhance relationships, but also tend to be more profitable due to the expected shorter durations and relatively lower servicing costs associated with loans of this size. The Company does not originate or hold high loan-to-value, negative amortization, option ARM, or other exotic mortgage loans in its portfolio. In the third quarter of 2012, the Company began to invest in loans that would be considered sub-prime (e.g., loans with a FICO score of less than 620) in order to facilitate compliance with relevant Community Reinvestment Act regulations. The Company expects to continue to invest in these types of CRA compliant subprime loans through additional secondary market purchases, as well as direct originations in 2016, albeit up to a limited amount. The Company did not make a significant investment in subprime loans in 2015.
The Company continues to sell the majority of conforming mortgage loan originations in the secondary market rather than assume the interest rate risk associated with these longer term assets. Upon the sale, the Company retains servicing on a limited portion of these loans. Total residential mortgage loans increased $115.0 million, or 11%, compared to December 31, 2014, the result of private banking originations and acquired mortgage loans. Offsetting these purchases and originations were net decreases in the Company’s acquired mortgage loan portfolio of $51.3 million as existing loans were paid down.
Consumer and Other Loans
The Company offers consumer loans in order to provide a full range of retail financial services to its customers. The Company originates substantially all of its consumer loans in its primary market areas. At December 31, 2015, $2.9 billion, or 21%, of the total loan portfolio was comprised of consumer loans, compared to $2.5 billion, or 22%, at the end of 2014. Total consumer loans at December 31, 2015, increased $386.6 million from December 31, 2014, of which $224.3 million, or 58%, was a result of legacy consumer loan growth. Home equity loans and lines of credit made up a majority of the total consumer loan growth offset by a decrease in indirect automobile loans.
Consistent with 2014, home equity loans comprised the largest component of the consumer loan portfolio at December 31, 2015. Home equity lending allows customers to borrow against the equity in their home and is secured by a first or second mortgage on the borrower’s residence. Real estate market values at the time the loan is secured affect the amount of credit extended. Changes in these values may impact the extent of potential losses. The balance of home equity loans increased $465.1 million during the year to $2.1 billion at December 31, 2015. The Company’s sales and marketing efforts in 2015 have also contributed to the growth in legacy home equity loans since December 31, 2014. Unfunded commitments related to home equity loans and lines were $730.9 million at December 31, 2015, an increase of $162.9 million versus the prior year. The Company has approximately $771.6 million of loans with junior liens where the Company does not hold or service the respective loan holding senior lien. The Company believes it has addressed the risks associated with these loans in its allowance for credit losses.
In January 2015, the Company announced it would exit the indirect automobile lending business. The Company concluded compliance risk associated with these loans had become unbalanced relative to potential returns generated by the business on a risk-adjusted basis. At December 31, 2015, indirect automobile loans totaled $246.3 million or 1.7% of the total loan portfolio, compared to $397.2 million, or 3.5% of the total loan portfolio at December 31, 2014.
The remainder of the consumer loan portfolio at December 31, 2015 consisted of credit card loans, direct automobile loans and other personal loans, and comprised 4.3% of the total loan portfolio.
Overall, the composition of the Company's loan portfolio as of December 31, 2015 is consistent with the composition as of December 31, 2014.
In order to assess the risk characteristics of the loan portfolio, the Company considers the current U.S. economic environment and that of its primary market areas. See Note 6, Allowance for Credit Losses, to the notes to the consolidated financial statements for credit quality factors by loan portfolio segment.

Additional information on the Company’s consumer loan portfolio is presented in the following tables. For the purposes of Table 16, unscoreable consumer loans have been included with loans with FICO scores below 660. FICO scores reflect the most recent information available as of the dates indicated.
TABLE 15—CONSUMER LOANS BY STATE

(Dollars in thousands)	Louisiana	Florida	Alabama	Texas	Arkansas	Georgia	Tennessee	Other	Total
December 31, 2015
Legacy	$1,023,828	$286,539	$246,837	$113,773	$252,289	$32,562	$51,182	$356,146	$2,363,156
Acquired	155,980	233,886	36,977	42,420	—	86,083	14,742	10	570,098
Total consumer loans	$1,179,808	$520,425	$283,814	$156,193	$252,289	$118,645	$65,924	$356,156	$2,933,254
December 31, 2014
Legacy	$924,255	$146,979	$229,290	$84,087	$224,605	$—	$33,214	$496,392	$2,138,822
Acquired	186,147	121,579	6,056	75,473	—	—	18,289	299	407,843
Total consumer loans	$1,110,402	$268,558	$235,346	$159,560	$224,605	$—	$51,503	$496,691	$2,546,665
TABLE 16—CONSUMER LOANS BY FICO SCORE

(Dollars in thousands)	Below 660	660-720	Above 720	Discount	Total
December 31, 2015
Legacy	$427,938	$604,751	$1,330,467	$—	$2,363,156
Acquired	122,619	144,665	334,023	(31,209)	570,098
Total consumer loans	$550,557	$749,416	$1,664,490	$(31,209)	$2,933,254
December 31, 2014
Legacy	$405,243	$538,361	$1,195,218	$—	$2,138,822
Acquired	98,762	94,168	248,478	(33,565)	407,843
Total consumer loans	$504,005	$632,529	$1,443,696	$(33,565)	$2,546,665
Loan Maturities
The following table sets forth the scheduled contractual maturities of the Company’s total loan portfolio at December 31, 2015, unadjusted for scheduled principal reductions, prepayments or repricing opportunities. Demand loans, loans having no stated schedule of repayments and no stated maturity, and overdraft loans are reported as due in one year or less. The average life of a loan may be substantially less than the contractual terms because of prepayments. As a result, scheduled contractual amortization of loans is not reflective of the expected term of the Company’s loan portfolio. Of the loans with maturities greater than one year, approximately 80% of the balance of these loans bears a fixed rate of interest.
TABLE 17—LOAN MATURITIES BY LOAN TYPE

(Dollars in thousands)	One Year or Less	One Through Five Years	After Five Years	Discount	Total
Commercial real estate	$2,708,383	$2,288,789	$1,129,527	$(53,188)	$6,073,511
Commercial and industrial	2,133,646	833,406	484,426	(6,900)	3,444,578
Energy-related	113,125	559,493	8,148	—	680,766
Mortgage - Residential 1-4 family	205,345	197,187	739,309	(29,559)	1,112,282
Mortgage - Construction	6,352	17,200	59,485	—	83,037
Consumer and other	1,653,395	559,620	751,448	(31,209)	2,933,254
Total	$6,820,246	$4,455,695	$3,172,343	$(120,856)	$14,327,428
Mortgage Loans Held for Sale
Loans held for sale increased $26.2 million, or 19%, to $166.2 million at December 31, 2015 compared to year-end 2014. In 2015, the Company originated $2.5 billion in mortgage loans compared to $1.7 billion of originations during 2014.

Loans held for sale have primarily been conforming fixed-rate single-family residential mortgage loans under contracts to be sold in the secondary market. In most cases, loans in this category are sold within thirty days of closing. Buyers generally have recourse to return a purchased loan to the Company under limited circumstances. See Note 1 to the consolidated financial statements for further discussion.
Asset Quality
The Company’s transition over time to a commercial bank brings the potential for increased risks in the form of potentially higher levels of charge-offs and non-performing assets, as well as increased rewards in the form of potentially increased levels of shareholder returns. As a result of management’s enhancements to underwriting loan risk/return dynamics, the credit quality of the loan portfolio has remained favorable when compared to peers. Management believes that it has demonstrated proficiency in managing credit risk through timely identification of significant problem loans, prompt corrective action, and transparent disclosure. Consistent with prior years, the assets and liabilities purchased and assumed through the Company’s six failed bank acquisitions continue to have a disproportionate impact, as expected, on overall asset quality. The Company continues to closely monitor the risk-adjusted level of return within the loan portfolio.
Written underwriting standards established by management and approved by the Board of Directors govern the lending activities of the Company. The commercial credit department, in conjunction with senior lending personnel, underwrites all commercial business and commercial real estate loans. The Company provides centralized underwriting of substantially all residential mortgage, construction and consumer loans. Established loan origination procedures require appropriate documentation, including financial data and credit reports. For loans secured by real property, the Company generally requires property appraisals, title insurance or a title opinion, hazard insurance, and flood insurance, where appropriate.
Loan payment performance is monitored and late charges are generally assessed on past due accounts. A centralized department administers delinquent loans. Every effort is made to minimize any potential loss, including instituting legal proceedings as necessary. Commercial loans are periodically reviewed through a loan review process to provide an independent assessment of a loan’s risks. All other loans are also subject to loan reviews through a periodic sampling process. The Company exercises significant judgment in determining the risk classification of its commercial loans.
The Company utilizes an asset risk classification system in accordance with guidelines established by the FRB as part of its efforts to monitor commercial asset quality. In connection with their examinations of insured institutions, both federal and state examiners also have the authority to identify problem assets and, if appropriate, reclassify them. There are three classifications for problem assets: “substandard,” “doubtful” and “loss”, all of which are considered adverse classifications. Substandard assets have one or more defined weaknesses and are characterized by the distinct possibility that the Company will sustain some loss if the weaknesses are not corrected. Doubtful assets have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full questionable, and there is a high probability of loss based on currently existing facts, conditions and values. An asset classified as loss is considered not collectible and of such little value that continuance as an asset of the Company is not warranted. Commercial loans with adverse classifications are reviewed by the Board Risk Committee of the Board of Directors periodically. Loans are placed on non-accrual status when they are 90 days or more past due unless, in the judgment of management, the probability of timely collection of principal and interest is deemed to be sufficient to warrant further accrual. When a loan is placed on non-accrual status, the accrual of interest income ceases and accrued but unpaid interest attributable to the current year is reversed against interest income. Accrued interest receivable attributable to the prior year is recorded as a charge-off to the allowance for credit losses.
Real estate acquired by the Company through foreclosure or by deed-in-lieu of foreclosure is classified as OREO, and is recorded at the lesser of the related loan balance (the pro-rata carrying value for acquired loans) or estimated fair value less costs to sell. Closed bank branches are also classified as OREO and recorded at the lower of cost or market value.
Under GAAP, certain loan modifications or restructurings are designated as TDRs. In general, the modification or restructuring of a debt constitutes a TDR if the Company, for economic or legal reasons related to the borrower’s financial difficulties, grants a concession to the borrower that the Company would not otherwise consider under current market conditions.
Non-performing Assets
The Company defines non-performing assets as non-accrual loans, accruing loans more than 90 days past due, OREO, and foreclosed property. Management continually monitors loans and transfers loans to non-accrual status when warranted.
Covered loans represent loans acquired through failed bank acquisitions and continue to be covered by loss sharing agreements with the FDIC, whereby the FDIC reimburses the Company for the majority of the losses incurred during the loss share claim period. In addition to covered loans, the Company also accounts for loans formerly covered by loss sharing agreements with the FDIC, other loans acquired with deteriorated credit quality, as well as all loans acquired with significant discounts that did not exhibit deteriorated credit quality at acquisition, in accordance with ASC Topic 310-30. Collectively, all loans accounted for under ASC 310-30 are referred to as "purchased impaired loans". Application of ASC Topic 310-30 results in significant accounting differences, compared to loans originated or acquired by the Company that are not accounted for under ASC 310-30. See Note 1, Summary of Significant Accounting Policies, to the Notes to the consolidated financial statements for further details. Purchased impaired loans were considered to be performing as of the acquisition date regardless of their past due status based on their contractual terms. However, in accordance with regulatory reporting guidelines, purchased impaired loans that are contractually past due are reported as past due and accruing based on the number of days past due.
Due to the significant difference in accounting for covered loans and the related FDIC loss sharing agreements, as well as non-covered acquired loans accounted for as purchased impaired loans, and given the significant amount of acquired impaired loans that are past due but still accruing, the Company believes inclusion of these loans in certain asset quality ratios that reflect non-performing assets in the numerator or denominator (or both) results in significant distortion to these ratios. In addition, because loan level charge-offs related to purchased impaired loans are not recognized in the financial statements until the cumulative amounts exceed the original loss projections on a pool basis, the net charge-off ratio for acquired loans is not consistent with the net charge-off ratio for other loan portfolios. The inclusion of these loans in certain asset quality ratios could result in a lack of comparability across quarters or years, and could impact comparability with other portfolios that were not impacted by purchased impaired loan accounting. The Company believes that the presentation of certain asset quality measures excluding either covered loans or all purchased impaired loans, as indicated below, and related amounts from both the numerator and denominator provides better perspective into underlying trends related to the quality of its loan portfolio. Accordingly, the asset quality measures in the tables below present asset quality information excluding either covered loans or all purchased impaired loans, as indicated within each table, and related amounts.
Legacy non-performing assets increased $11.1 million, or 19%, compared to December 31, 2014, as non-accrual loans increased $16.0 million, offset by decreases in OREO of $4.8 million and accruing loans 90 days or more past due of $130,000. Including TDRs that are in compliance with their modified terms, total non-performing assets and TDRs increased $48.1 million over the past twelve months.
The following table sets forth the composition of the Company’s legacy non-performing assets, including accruing loans past due 90 or more days and TDRs, as of December 31.
TABLE 18—NON-PERFORMING ASSETS AND TROUBLED DEBT RESTRUCTURINGS
(LEGACY)

						2015 vs. 2014
(Dollars in thousands)	2015	2014	2013	2012	2011	$ Change	% Change
Non-accrual loans:
Commercial	$22,201	$9,953	$24,471	$32,313	$42,655	12,248	123
Energy-related	7,081	27	—	—	—	7,054	N/M
Mortgage	13,674	14,362	10,237	8,367	4,910	(688)	(5)
Consumer and credit card	7,972	10,628	8,979	7,237	6,889	(2,656)	(25)
Total non-accrual loans	50,928	34,970	43,687	47,917	54,454	15,958	46
Accruing loans 90 days or more past due	624	754	1,075	1,371	1,841	(130)	(17)
Total non-performing loans (1)	51,552	35,724	44,762	49,288	56,295	15,828	44
OREO and foreclosed property (2)	16,491	21,243	28,272	26,380	21,382	(4,752)	(22)
Total non-performing assets (1)	68,043	56,967	73,034	75,668	77,677	11,076	19
Performing troubled debt restructurings (3)	38,441	1,430	1,376	2,354	55	37,011	N/M
Total non-performing assets and troubled debt restructurings (1)	$106,484	$58,397	$74,410	$78,022	$77,732	48,087	82
Non-performing loans to total loans (1) (4)	0.46%	0.37%	0.54%	0.73%	1.05%
Non-performing assets to total assets (1) (4)	0.42%	0.41%	0.61%	0.69%	0.86%
Non-performing assets and troubled debt restructurings to total assets (1) (4)	0.65%	0.42%	0.62%	0.71%	0.86%
Allowance for credit losses to non-performing loans (4) (5)	209.41%	246.26%	175.35%	150.57%	132.98%
Allowance for credit losses to total loans (4) (5)	0.96%	0.91%	0.95%	1.10%	1.40%

(1)	Non-performing loans and assets include accruing loans 90 days or more past due.

(2)
OREO and foreclosed property at December 31, 2015, 2014, 2013, 2012, and 2011 include $8.1 million, $11.6 million, $9.2 million, $9.2 million, and $5.7 million, respectively, of former bank properties held for development or resale.

(3)
Performing troubled debt restructurings for December 31, 2015, 2014, 2013, 2012 and 2011 exclude $23.4 million, $2.2 million, $18.5 million, $15.4 million, $23.9 million, respectively, in troubled debt restructurings that meet non-performing asset criteria.

(4)	Total loans, total non-performing loans, and total assets exclude acquired loans and assets discussed below.

(5)	The allowance for credit losses excludes the portion of the allowance related to acquired loans discussed below.
Non-performing legacy loans were 0.46% of total legacy loans at December 31, 2015, nine basis points higher than at December 31, 2014. The increase in legacy non-performing loans was due primarily to two legacy relationships totaling $21.5 million that moved to non-accrual status during 2015. If acquired loans that meet non-performing criteria are included, non-performing loans were 1.09% of total loans at December 31, 2015 and 1.50% at December 31, 2014. The allowance for loan losses as a percentage of total loans, including acquired loans, was 0.97% at December 31, 2015 and 1.14% at December 31, 2014.
Non-performing assets as a percentage of total assets have remained at relatively low levels. Legacy non-performing assets were 0.42% of total legacy assets at December 31, 2015, one basis point above December 31, 2014. The allowance for credit losses as a percentage of non-performing legacy loans was 209.41% at December 31, 2015 and 246.26% at December 31, 2014. The Company’s reserve for credit losses as a percentage of legacy loans increased five basis points from 2014 to 0.96% at December 31, 2015.
The Company had gross charge-offs on legacy loans of $15.8 million during the year ended December 31, 2015. Offsetting these charge-offs were recoveries of $5.7 million. As a result, net charge-offs on legacy loans during 2015 were $10.1 million, or 0.10% of average loans, as compared to net charge-offs of $5.4 million, or 0.06%, for 2014.
At December 31, 2015, excluding acquired loans, the Company had $132.6 million of legacy assets classified as substandard, $11.5 million of assets classified as doubtful, and no assets classified as loss. Accordingly, the aggregate of the Company’s legacy classified assets was 0.74% of total assets, 1.01% of total loans, and 1.29% of legacy loans. At December 31, 2014, classified assets totaled $53.3 million, or 0.34% of total assets, 0.47% of total loans, and 0.55% of legacy loans. As with non-classified assets, a reserve for credit losses has been recorded for substandard loans at December 31, 2015 in accordance with the Company’s allowance for credit losses policy.
In addition to the problem loans described above, there were $104.8 million of legacy loans classified as special mention at December 31, 2015, which in management’s opinion were subject to potential future rating downgrades. Special mention loans are defined as loans where known information about possible credit problems of the borrowers causes management to have some doubt as to the ability of these borrowers to comply with the present loan repayment terms, which may result in future disclosure of these loans as non-performing. Special mention loans at December 31, 2015 increased $47.4 million, or 83%, from December 31, 2014. The increase was attributable to both loan growth and a movement of loans from substandard to special mention.
As noted above, the asset quality of the Company’s energy-related loan portfolio may be impacted by a sustained decline in commodity prices. At December 31, 2015, however, only $15,000 in energy-related loans were past due greater than 30 days. Non-accrual energy-related loans total $7.1 million of legacy loans and $1.4 million of acquired loans at year-end 2015, compared to $27,000 and $11,000, respectively, at year-end 2014. To date, the Company has experienced no energy-related charge-offs.
Past Due Loans
Past due status is based on the contractual terms of loans. At December 31, 2015, total acquired loans past due were 3.84% of total loans, a decrease of 503 basis points from December 31, 2014. Total legacy past due loans (including non-accrual loans) were 0.65% of total loans at December 31, 2015 compared to 0.67% at December 31, 2014. Additional information on past due loans is presented in the following table.

TABLE 19—PAST DUE LOAN SEGREGATION

	December 31, 2015
	Legacy		Acquired		Total
(Dollars in thousands)	Amount	% of Outstanding Balance	Amount	% of Outstanding Balance	Amount	% of Outstanding Balance
Accruing loans:
30-59 days past due	$13,839	0.12%	$9,039	0.29%	$22,878	0.16%
60-89 days past due	6,270	0.07	6,431	0.21	12,701	0.09
90-119 days past due	461	—	1,290	0.04	1,751	0.01
120 days past due or more	163	—	56	—	219	—
	20,733	0.19	16,816	0.54	37,549	0.26
Non-accrual loans (1)	50,928	0.46	103,497	3.30	154,425	1.08
	$71,661	0.65%	$120,313	3.84%	$191,974	1.34%

	December 31, 2014
	Legacy		Acquired		Total
(Dollars in thousands)	Amount	% of Outstanding Balance	Amount	% of Outstanding Balance	Amount	% of Outstanding Balance
Accruing loans:
30-59 days past due	$23,365	0.24%	$14,814	0.84%	$38,179	0.33%
60-89 days past due	6,202	0.06	6,760	0.38	12,962	0.11
90-119 days past due	738	0.01	935	0.05	1,673	0.02
120 days past due or more	16	—	19	—	35	—
	30,321	0.31	22,528	1.27	52,849	0.46
Non-accrual loans (1)	34,970	0.36	134,716	7.60	169,686	1.48
	$65,291	0.67%	$157,244	8.87%	$222,535	1.94%

(1)	The acquired loans balance represents the outstanding balance of loans that would otherwise meet the Company’s definition of non-accrual loans.
Total past due loans decreased $30.6 million from December 31, 2014 to $192.0 million at December 31, 2015. The change was due to decreases of $15.3 million in non-accrual loans and $15.6 million of loans 30-89 days past due, offset by increases in accruing loans more than 90 days past due of $0.3 million.
Total legacy loans past due increased $6.4 million, or 10%, from December 31, 2014 to $71.7 million at December 31, 2015. The change was due to an increase of $16.0 million in non-accrual loans, offset by decreases of $9.5 million of loans 30-89 days past due and $0.1 million of accruing loans more than 90 days past due.
Total acquired past due loans decreased $36.9 million, or 23%, from December 31, 2014 to $120.3 million at December 31, 2015. The change was primarily attributable to a decrease of $31.2 million in non-accrual loans and a decrease of $6.1 million in loans 30-89 days past due, offset by an increase of $0.4 million in accruing loans more than 90 days past due.
Allowance for Credit Losses
The allowance for credit losses represents management’s best estimate of probable credit losses inherent at the balance sheet date. Determination of the allowance for credit losses involves a high degree of complexity and requires significant judgment. Several factors are taken into consideration in the determination of the overall allowance for credit losses. Based on facts and circumstances available, management of the Company believes that the allowance for credit losses was appropriate at December 31, 2015 to cover probable losses in the Company’s loan portfolio. However, future adjustments to the allowance may be necessary, and the results of operations could be adversely affected, if circumstances differ substantially from the assumptions used by management in determining the allowance for credit losses. See the “Application of Critical Accounting Policies and Estimates” and Note 1, Summary of Significant Accounting Policies, to the Notes to the consolidated financial statements for more information.
Legacy Loans

Legacy loans represent loans accounted for under ASC 310-20. The Company’s legacy loans include loans originated by the Company. See Note 1, Summary of Significant Accounting Policies, to the Notes to the consolidated financial statements for more information.
Acquired Loans
Acquired loans, which include covered loans and certain non-covered loans, represent loans acquired by the Company that are accounted for in accordance with ASC 310-20 or ASC 310-30. See Note 1, Summary of Significant Accounting Policies, for more information.
Loans acquired in business combinations were recorded at their acquisition date fair values, which were based on expected cash flows and included estimates of expected future credit losses. If the Company determines that losses arose after the acquisition date, the additional losses will be reflected as a provision for credit losses.
At December 31, 2015, the Company had an allowance for credit losses of $44.6 million to reserve for probable or expected losses currently in the acquired loan portfolio that have arisen after the losses estimated at the respective acquisition dates.

The following tables set forth the activity in the Company’s allowance for credit losses.
TABLE 20—SUMMARY OF ACTIVITY IN THE ALLOWANCE FOR CREDIT LOSSES

(Dollars in thousands)	2015	2014	2013	2012	2011
Allowance for loan losses at beginning of period	$130,131	$143,074	$251,603	$193,761	$136,100
Transfer of balance to OREO	(1,221)	(7,323)	(28,126)	(27,169)	(17,143)
Transfer of balance to the reserve for unfunded commitments	—	—	(9,828)	—	—
Provision charged to operations	30,908	19,060	5,145	20,671	25,867
(Reversal of) provision recorded through the FDIC loss share receivable	(1,360)	(4,260)	(56,085)	84,085	57,121
Charge-offs:
Commercial	(11,719)	(16,215)	(19,220)	(16,747)	(9,200)
Residential Mortgage	(291)	(811)	(518)	(2,376)	(244)
Consumer and other	(14,505)	(9,829)	(6,743)	(5,937)	(6,715)
	(26,515)	(26,855)	(26,481)	(25,060)	(16,159)
Recoveries:
Commercial	2,831	3,107	3,745	3,293	5,516
Residential Mortgage	74	248	765	38	170
Consumer and other	3,530	3,080	2,336	1,984	2,289
	6,435	6,435	6,846	5,315	7,975
Net charge-offs	(20,080)	(20,420)	(19,635)	(19,745)	(8,184)
Allowance for loan losses at end of period	138,378	130,131	143,074	251,603	193,761
Reserve for unfunded lending commitments at beginning of period	11,801	11,147	—	—	—
Transfer of balance from the allowance for loan losses	—	—	9,828	—	—
Provision for unfunded lending commitments	2,344	654	1,319	—	—
Reserve for unfunded lending commitments at end of period	14,145	11,801	11,147	—	—
Allowance for credit losses at end of period	$152,523	$141,932	$154,221	$251,603	$193,761
Allowance for loan losses to non-performing assets (1) (2)	149.96%	129.39%	87.54%	88.30%	96.40%
Allowance for loan losses to total loans at end of period (2)	0.87	0.78	0.82	1.12	1.24
Net charge-offs to average loans (3)	0.08	0.07	0.05	0.07	0.13

(1)	Non-performing assets include accruing loans 90 days or more past due.

(2)	The allowance for loan losses in the calculation does not include either the allowance attributable to covered assets or covered loans.

(3)	Net charge-offs exclude charge-offs and recoveries on covered loans and average loans exclude covered loans.
TABLE 21—ALLOCATION OF THE ALLOWANCE FOR CREDIT LOSSES

	2015		2014		2013		2012		2011
	Reserve %	% of Loans	Reserve %	% of Loans	Reserve %	% of Loans	Reserve %	% of Loans	Reserve %	% of Loans
Commercial	73%	71%	70%	69%	69%	72%	71%	73%	73%	73%
Mortgage	8%	8%	7%	9%	10%	6%	10%	5%	11%	7%
Consumer and other	19%	21%	23%	22%	21%	22%	19%	22%	16%	20%
Total allowance for credit losses	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%
The allowance for credit losses was $152.5 million at December 31, 2015, or 1.06% of total loans, $10.6 million higher than at December 31, 2014. The allowance for credit losses as a percentage of loans was 1.24% at December 31, 2014.

The allowance for credit losses on the legacy portfolio increased $20.0 million, or 23%, since December 31, 2014, primarily a result of $1.5 billion, or 16%, legacy loan growth in 2015. The acquired allowance for credit losses includes a reserve of $44.6 million for losses probable in the portfolio at December 31, 2015 above estimated expected credit losses at acquisition, a decrease of $9.4 million, or 17%, from December 31, 2014.
At December 31, 2015 and 2014, the allowance for loan losses covered non-performing legacy loans 1.8 times and 2.1 times, respectively. Including acquired loans, the allowance for loan losses covered 72% of total past due and non-accrual loans at December 31, 2015 and 58% at 2014.
FDIC Loss Share Receivable
As part of the FDIC-assisted acquisitions in 2009 and 2010, the Company recorded a receivable from the FDIC, which represented the fair value of the expected reimbursable losses covered by the loss share agreements as of the acquisition dates. The FDIC loss share receivable decreased $29.7 million, or 43%, during 2015 due to amortization of $23.5 million, submission of reimbursable losses to the FDIC of $2.4 million, OREO cash flow improvements of $2.4 million, and the reversal of the loan loss provision due to changes in the timing of estimated cash flows on covered loans of $1.4 million. See Note 7, Loss Sharing Agreements and FDIC Loss Share Receivable, to the consolidated financial statements for discussion of the reimbursable loss periods of the loss share agreements.
In 2014, based on improving economic trends, their impact on the amount and timing of expected future cash flows, and delays in the foreclosure process, the Company concluded that certain expected losses were probable of not being collected from the FDIC or the customer because such projected losses were anticipated to occur beyond the reimbursable periods of the loss share agreements. Therefore, the Company recognized a valuation allowance against the indemnification assets in the amount of $5.1 million in 2014 through a charge to net income. No such impairment charge was deemed necessary in 2015.
Of the FDIC loss share receivables balance of $39.9 million at December 31, 2015, approximately $7.5 million is expected to be collected from the FDIC, $30.7 million, which represents improvements in cash flows expected to be collected from customers, is expected to be amortized over time, and $1.7 million is expected to be collected in conjunction with OREO transactions.
Cash and cash equivalents
Cash and cash equivalents totaled $510.3 million at December 31, 2015, a decrease of $37.9 million, or 7%, from year-end 2014. Cash and due from banks decreased $10.3 million to $241.7 million at December 31, 2015. Short-term investments result from excess funds invested overnight in interest-bearing deposit accounts at the FRB and the FHLB of Dallas. These balances fluctuate daily depending on the funding needs of the Company and earn interest at the current FHLB and FRB discount rates. The balance in interest-bearing deposits at other institutions of $268.6 million at December 31, 2015 decreased $27.5 million, or 9%, from December 31, 2014. The primary cause was the Company’s use of available cash to purchase higher-yielding investment securities, fund loan growth, and pay down its long-term debt, all in an attempt to improve its net interest margin. The Company’s cash activity is further discussed in the “Liquidity and Other Off-Balance Sheet Activities” section below.

Other Assets
The following table details other asset balances as of December 31:
TABLE 22—OTHER ASSETS COMPOSITION

						2015 vs. 2014
(Dollars in thousands)	2015	2014	2013	2012	2011	$ Change	% Change
Other Earning Assets
FHLB and FRB stock	$66,008	$74,130	$53,773	$46,216	$60,155	(8,122)	(11)
Fed funds sold and financing transactions	—	—	—	4,875	—	—	—
Other interest-earning assets (1)	5,660	5,412	3,412	3,412	3,412	248	5
Total other earning assets	71,668	79,542	57,185	54,503	63,567	(7,874)	(10)

Non-Earning Assets
Bank-owned life insurance	131,575	122,573	104,203	100,556	96,876	9,002	7
Core deposit intangibles	30,044	19,595	14,622	19,122	24,021	10,449	53
Title plant and other intangible assets	7,224	7,511	7,439	7,660	7,911	(287)	(4)
Accrued interest receivable	47,863	37,696	32,143	32,183	36,006	10,167	27
Other real estate owned	34,131	53,947	99,173	121,536	125,046	(19,816)	(37)
Derivative market value	30,486	32,903	30,076	42,119	33,026	(2,417)	(7)
Investment in tax credit entities	141,951	139,326	132,487	137,508	120,247	2,625	2
Other non-earning assets	155,965	95,606	76,839	50,532	85,412	60,359	63
Total non-earning assets	579,239	509,157	496,982	511,216	528,545	70,082	14
Total other assets	$650,907	$588,699	$554,167	$565,719	$592,112	62,208	11

(1)	Other interest-earning assets are composed primarily of trust preferred common securities.
The $8.1 million decrease in FHLB and FRB stock was the result of $30.1 million in stock sales, $16.4 million in stock purchases, $5.5 million in acquired stock, and less than $1.0 million in dividends received during 2015.
Bank-owned life insurance increased $9.0 million as a result of increases in the carrying values of policies held and $3.9 million in acquired policies from Old Florida.
Core deposit intangibles increased $10.4 million during the current year, the result of an additional $18.1 million in core deposit intangibles recorded as part of the Florida Bank Group, Old Florida and Georgia Commerce acquisitions, which was partially offset by amortization expense recorded during 2015.
Other real estate includes all real estate, other than bank premises used in bank operations, which is owned or controlled by the Company, including real estate acquired in settlement of loans and former bank premises no longer used. The $19.8 million decrease in OREO from December 31, 2014 was a result of the sale of OREO properties.
The $60.4 million increase in other non-earning assets since December 31, 2014 was primarily the result of a $53.9 million increase in the Company’s deferred tax asset accounts arising from acquisitions, as well as adjustments recorded related to amended tax returns from prior years.
FUNDING SOURCES
Deposits obtained from clients in its primary market areas are the Company’s principal source of funds for use in lending and other business purposes. The Company attracts local deposit accounts by offering a wide variety of products, competitive interest rates and convenient branch office locations and service hours. Increasing core deposits through acquisitions and the development of client relationships is a continuing focus of the Company. Short-term and long-term borrowings have become an important funding source as the Company has grown. Other funding sources include subordinated debt and shareholders’ equity. Refer to the “Liquidity and Other Off-Balance Sheet Activities” section below for further discussion of the Company’s sources and uses of funding. The following discussion highlights the major changes in the mix of deposits and other funding sources during 2015.
Deposits
The Company’s ability to attract and retain customer deposits is critical to the Company’s continued success. During 2015, total deposits increased $3.7 billion, or 29%, totaling $16.2 billion at December 31, 2015. Total non-interest-bearing deposits increased $1.2 billion, or 36%, and interest-bearing deposits increased $2.5 billion, or 27%, from December 31, 2014. Acquired deposits of $2.7 billion from Florida Bank Group, Old Florida, and Georgia Commerce accounted for the majority of the increase from year-end, while $1.0 billion, or 26% of the total growth from December 31, 2014, was a result of organic deposit growth.
The following table and chart set forth the composition of the Company’s deposits as of December 31:
TABLE 23—DEPOSIT COMPOSITION BY PRODUCT

											2015 vs. 2014
(Dollars in thousands)	2015		2014		2013		2012		2011		$ Change	% Change
Non-interest-bearing deposits	$4,352,229	27%	$3,195,430	26%	$2,575,939	24%	$1,967,662	18%	$1,485,058	16%	$1,156,799	36%
NOW accounts	2,974,176	19	2,462,841	20	2,283,491	22	2,523,252	24	1,876,797	20	511,335	21%
Money market accounts	6,010,882	37	4,168,504	33	3,779,581	35	3,738,480	35	3,049,151	33	1,842,378	44%
Savings accounts	716,838	4	577,513	4	387,397	3	364,703	3	332,351	3	139,325	24%
Certificates of deposit and other time deposits	2,124,623	13	2,116,237	17	1,710,592	16	2,154,180	20	2,545,656	28	8,386	—%
Total deposits	$16,178,748	100%	$12,520,525	100%	$10,737,000	100%	$10,748,277	100%	$9,289,013	100%	$3,658,223	29%
From a market perspective, total deposit growth (excluding acquired deposits) was seen primarily in the Houston, Dallas, New Orleans, and Naples markets. Houston’s customer deposits increased $276.5 million, or 26%, during 2015, while total deposits in the Dallas market increased $131.6 million, or 42%, since the end of 2014. New Orleans had year-to-date customer deposit growth of $121.5 million, or 8% and Naples experienced growth of $102.4 million, or 13%.
Deposits by market for the years ending December 31, 2015 and 2014 are shown in the following charts.

The following table details large-denomination certificates of deposit by remaining maturity dates at December 31.
TABLE 24—REMAINING MATURITIES OF CDS $100,000 AND OVER

(Dollars in thousands)	2015		2014		2013		2012		2011
3 months or less	$228,336	16%	$204,041	19%	$256,931	28%	$265,558	23%	$316,771	23%
3 – 12 months	631,634	46	547,876	51	452,005	50	572,734	50	731,996	53
12 – 36 months	390,820	28	274,038	25	157,430	17	227,072	20	213,865	16
More than 36 months	135,950	10	54,844	5	39,976	5	81,151	7	114,999	8
Total CDs $100,000 and over	$1,386,740	100%	$1,080,799	100%	$906,342	100%	$1,146,515	100%	$1,377,631	100%
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
The Company also enters into repurchase agreements to facilitate customer transactions that are accounted for as secured borrowings. These transactions typically involve the receipt of deposits from customers that the Company collateralizes with its investment portfolio and have rates ranging from 0.09% to 0.65%. The following table details the average and ending balances of repurchase transactions as of and for the years ending December 31:
TABLE 25—REPURCHASE TRANSACTIONS

(Dollars in thousands)	2015	2014
Average balance	$236,206	$282,596
Ending balance	216,617	242,742
Total short-term borrowings decreased $519.1 million, or 61%, from December 31, 2014, to $326.6 million at the end of 2015, a result of a net decrease of $493.0 million in FHLB advances outstanding and $26.1 million decrease in repurchase agreements. On an average basis, short-term borrowings decreased $356.0 million, or 46%, from 2014, due to repayment of FHLB advances during 2015.
Total short-term borrowings were 2% of total liabilities and 49% of total borrowings at December 31, 2015 compared to 6% and 68%, respectively, at December 31, 2014. On an average basis, short-term borrowings were 3% of total liabilities and 52% of total borrowings in 2015, compared to 6% and 70%, respectively, during 2014.
The weighted average rate paid on short-term borrowings was 0.18% during 2015, up one basis point compared to 0.17% in 2014. For additional information on the Company’s short-term borrowings, see Note 13, Short-Term Borrowings, to the Notes to the consolidated financial statements.
Long-term Debt
Long-term debt decreased $62.8 million, or 16%, to $340.4 million from $403.3 million at December 31, 2014, due to FHLB borrowing paydowns of approximately $201.3 million as part of a deleveraging strategy, partially offset by borrowings acquired from acquisitions during the period. The Company incurred approximately $1.3 million of loss on early extinguishment of debt during 2015. On a period-end basis, long-term debt was 2% and 3% of total liabilities at December 31, 2015 and 2014, respectively. On average, long-term debt increased to $388.2 million in 2015, $53.0 million, or 16%, higher than 2014. Average long-term debt was 2% of total liabilities during the current year, compared to 3% during 2014.
Long-term debt at December 31, 2015 included $136.6 million in fixed-rate advances from the FHLB of Dallas that cannot be prepaid without incurring substantial penalties. The remaining debt consisted of $120.1 million of the Company’s junior subordinated debt, and $83.7 million in notes payable on investments in new market tax credit entities. The trust preferred securities are issued to statutory trusts that were funded by the issuance of floating rate capital securities of the trusts. Interest on the junior subordinated debt is payable quarterly and may be deferred at any time at the election of the Company for up to 20 consecutive quarterly periods. During any deferral period, the Company is subject to certain restrictions, including being prohibited from declaring dividends to its common shareholders. The junior subordinated debt is redeemable by the Company in whole or in part. For additional information, see Note 14, Long-Term Debt, to the Notes to the consolidated financial statements.

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
The final rules:

•	Require that non-qualifying capital instruments, including trust preferred securities and cumulative perpetual preferred stock, must be fully phased out of Tier 1 capital by January 1, 2016,

•	Establish new qualifying criteria for regulatory capital, including new limitations on the inclusion of deferred tax assets and mortgage servicing rights,

•	Require a minimum ratio of common equity Tier 1, or "CET1", capital to risk-weighted assets of 4.5%,

•	Increase the minimum Tier 1 capital to risk-weighted assets ratio requirements from 4% to 6%,

•	Retain the minimum total capital to risk-weighted assets ratio requirement of 8%,

•	Establish a minimum leverage ratio requirement of 4%,

•	Retain the existing regulatory capital framework for 1-4 family residential mortgage exposures,

•
Implement a new capital conservation buffer requirement for a banking organization to maintain a buffer composed of CET1 capital in an amount greater than 2.5% above the minimum CET1 capital, Tier 1 capital and total risk-based capital ratios in order to avoid limitations on capital distributions, including dividend payments, and certain discretionary bonus payments to executive officers. The capital conservation buffer requirement will be phased in beginning on January 1, 2016 at 0.625%, and will be fully phased in at 2.50% by January 1, 2019. A banking organization with a buffer of less than the required amount would be subject to increasingly stringent limitations on such distributions and payments as the buffer approaches zero. The new rule also generally prohibits a banking organization from making such distributions or payments (subject to the above phase-in period) during any quarter if its eligible retained income is negative and its capital conservation buffer ratio was 2.5% or less at the end of the previous quarter. The eligible retained income of a banking organization is defined as its net income for the four calendar quarters preceding the current calendar quarter, based on the organization’s quarterly regulatory reports, net of any distributions and associated tax effects not already reflected in net income,

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

At December 31, 2015 and 2014, the Company exceeded all required regulatory capital ratios, and the regulatory capital ratios of IBERIABANK were in excess of the levels established for “well-capitalized” institutions, as shown in the following table and chart.
TABLE 26—REGULATORY CAPITAL RATIOS

Ratio	Entity	2015 Well- Capitalized Minimums	December 31, 2015	December 31, 2014
			Actual	Actual
Tier 1 Leverage	IBERIABANK Corporation	N/A	9.52%	9.35%
	IBERIABANK	5.00	9.03	8.44
Common Equity Tier 1 (CET1)	IBERIABANK Corporation	N/A	10.07	N/A
	IBERIABANK	6.50	10.14	N/A
Tier 1 risk-based capital	IBERIABANK Corporation	N/A	10.70	11.17
	IBERIABANK	8.00	10.14	10.08
Total risk-based capital	IBERIABANK Corporation	N/A	12.14	12.30
	IBERIABANK	10.00	11.05	11.21

At December 31, 2015 and 2014, $29.1 million and $108.5 million, respectively, of the Company’s junior subordinated debt was included as Tier 1 capital in the Company’s risk-based capital ratios above. Effective January 1, 2015, 75% of the Company’s junior subordinated debt was excluded from Tier 1 capital. Beginning January 1, 2016, the remaining 25% of junior subordinated debt included in the Company's Tier 1 capital ratio at year-end 2015 was phased into Tier 2 capital for future periods. The resulting impact on Tier 1 capital ratios is estimated to be a reduction of approximately 17 basis points. No impact on the Company's total risk-based capital ratio is associated with this change.

The decrease in IBERIABANK Corporation's Tier 1 risk-based capital ratio from December 31, 2014 was primarily the result of the implementation of the Basel III standards and its effect on risk-weighted assets, as well as the phase-out of the trust preferred securities from Tier 1 capital in 2015. The decrease in IBERIABANK Corporation’s total risk-based capital ratio from December 31, 2014 was also primarily the result of the implementation of the BASEL III standards in 2015, most notably as it relates to the risk-weighting of high volatility commercial real estate and past due loans. Also affecting capital ratios at December 31, 2015 was a decrease in assets covered under loss-sharing agreements with the FDIC, which typically are assigned a lower risk rating. During 2015, the Company’s loss-share protection on certain acquired non-single family loans associated with its FDIC-assisted transactions expired, increasing the risk weighting associated with these assets, from a weighting of 20% to 100%.
On August 5, 2015, the Company issued an aggregate of 3.2 million depositary shares (the “Depositary Shares”), each representing a 1/400th ownership interest in a share of the Company’s 6.625% Fixed-to-Floating Non-Cumulative Perpetual Preferred Stock, Series B, par value $1.00 per share, (“Series B Preferred Stock”), with a liquidation preference of $10,000 per share of Series B Preferred Stock (equivalent to $25 per depositary share), which represents $80,000,000 in aggregate liquidation preference. On January 4, 2016, the Company declared a semi-annual cash dividend of $0.805 per depositary share, which was paid on February 1, 2016.
Management believes that at December 31, 2015, the Company and IBERIABANK would have met all capital adequacy requirements on a fully phased-in basis if such requirements were then effective. There can be no assurances that the Basel III capital rules will not be revised before the expiration of the phase-in periods.
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
The primary sources of funds for the Company are deposits and borrowings. Other sources of funds include repayments and maturities of loans and investment securities, securities sold under agreements to repurchase, and, to a lesser extent, off-balance sheet borrowing availability. Certificates of deposit scheduled to mature in one year or less at December 31, 2015 totaled $1.4 billion. Based on past experience, management believes that a significant portion of maturing deposits will remain with the Company. Additionally, the majority of the investment securities portfolio is classified as available-for-sale, which provides the ability to liquidate unencumbered securities as needed. Of the $2.9 billion in the investment securities portfolio, $1.5 billion is unencumbered and $1.4 billion has been pledged to support repurchase transactions, public funds deposits and certain long-term borrowings. Due to the relatively short implied duration of the investment securities portfolio, the Company has historically experienced significant cash inflows on a regular basis. Securities cash flows are highly dependent on prepayment speeds and could change materially as economic or market conditions change. See Note 12, Deposits, Note 13, Short-Term Borrowings, and Note 14, Long-Term Debt, to the consolidated financial statements for additional discussion related to the Company’s funding requirements.
Scheduled cash flows from the amortization and maturities of loans and securities are relatively predictable sources of funds. Conversely, deposit flows, prepayments of loan and investment securities, and draws on customer letters and lines of credit are greatly influenced by general interest rates, economic conditions, competition, and customer demand. The FHLB of Dallas provides an additional source of liquidity to make funds available for general requirements and also to assist with the variability of less predictable funding sources. At December 31, 2015, the Company had $246.6 million of outstanding FHLB advances, $110.0 million of which was short-term and $136.6 million was long-term. Additional FHLB borrowing capacity available at December 31, 2015 amounted to $4.6 billion. At December 31, 2015, the Company also has various funding arrangements with commercial banks providing up to $180.0 million in the form of federal funds and other lines of credit. At December 31, 2015, there were no balances outstanding on these lines and all of the funding was available to the Company.
Liquidity management is both a daily and long-term function of business management. The Company manages its liquidity with the objective of maintaining sufficient funds to respond to the predicted needs of depositors and borrowers and to take advantage of investments in earning assets and other earnings enhancement opportunities. Excess liquidity is generally invested in short-term investments such as overnight deposits. On a longer-term basis, the Company maintains a strategy of investing in various lending and investment security products. The Company uses its sources of funds primarily to fund loan commitments and meet its ongoing commitments associated with its operations. Based on its available cash at December 31, 2015 and current deposit modeling, the Company believes it has adequate liquidity to fund ongoing operations. The Company has adequate availability of funds from deposits, borrowings, repayments and maturities of loans and investment securities to provide the Company additional working capital if needed.
In the normal course of business, the Company is a party to a number of activities that contain credit, market and operational risk that are not reflected in whole or in part in the Company’s consolidated financial statements. Such activities include traditional off-balance sheet credit-related financial instruments, commitments under operating leases, and long-term debt. The Company provides customers with off-balance sheet credit support through loan commitments, lines of credit, and standby letters of credit. Many of the commitments are expected to expire unused or be only partially used; therefore, the total amount of commitments does not necessarily represent future cash requirements. Based on its available liquidity and available borrowing capacity, the Company anticipates it will continue to have sufficient funds to meet its current commitments. At December 31, 2015, the Company’s unfunded loan commitments outstanding totaled $61.2 million. At the same date, unused lines of credit, including credit card lines, amounted to $4.6 billion, as shown in the following table.
TABLE 27—COMMITMENT EXPIRATION PER PERIOD

(Dollars in thousands)	Less than 1 year	1—3 Years	3—5 Years	Over 5 Years	Total
Unused lines of credit	$2,039,892	$1,465,776	$678,109	$434,025	$4,617,802
Unfunded loan commitments	61,240	—	—	—	61,240
Standby letters of credit	129,292	16,852	4,137	—	150,281
	$2,230,424	$1,482,628	$682,246	$434,025	$4,829,323
The Company has entered into a number of long-term arrangements to support the ongoing activities of the Company. The required payments under such leasing and other debt commitments at December 31, 2015 are shown in the following table.
TABLE 28—CONTRACTUAL OBLIGATIONS AND OTHER DEBT COMMITMENTS

(Dollars in thousands)	2016	2017	2018	2019	2020	2021 and After	Total
Operating leases	$16,957	$14,751	$13,491	$11,952	$10,735	$41,054	$108,940
Certificates of deposit	1,380,655	423,866	112,915	64,170	81,418	61,599	2,124,623
Short-term borrowings	326,617	—	—	—	—	—	326,617
Long-term debt	34,789	61,899	21,057	7,865	16,308	198,529	340,447
	$1,759,018	$500,516	$147,463	$83,987	$108,461	$301,182	$2,900,627
ASSET/LIABILITY MANAGEMENT, MARKET RISK AND COUNTERPARTY CREDIT RISK
The principal objective of the Company’s asset and liability management function is to evaluate the interest rate risk included in certain balance sheet accounts, determine the appropriate level of risk given the Company’s business focus, operating environment, capital and liquidity requirements, and performance objectives, establish prudent asset concentration guidelines and manage the risk consistent with Board approved guidelines. Through such management, the Company seeks to reduce the vulnerability of its operations to changes in interest rates. The Company’s actions in this regard are taken under the guidance of the Asset and Liability Committee. The Asset and Liability Committee normally meets monthly to review, among other things, the sensitivity of the Company’s assets and liabilities to interest rate changes, local and national market conditions, and interest rates. In connection therewith, the Asset and Liability Committee generally reviews the Company’s liquidity, cash flow needs, composition of investments, deposits, borrowings, and capital position.
The objective of interest rate risk management is to control the effects that interest rate fluctuations have on net interest income and on the net present value of the Company’s earning assets and interest-bearing liabilities. Management and the Board are responsible for managing interest rate risk and employing risk management policies that monitor and limit this exposure. Interest rate risk is measured using net interest income simulation and asset/liability net present value sensitivity analyses. The Company uses financial modeling to measure the impact of changes in interest rates on the net interest margin and to predict market risk. Estimates are based upon numerous assumptions including the nature and timing of interest rate levels including yield curve shape, prepayments on loans and securities, deposit decay rates, pricing decisions on loans and deposits, reinvestment/replacement of asset and liability cash flows, and others. These analyses provide a range of potential impacts on net interest income and portfolio equity caused by interest rate movements.

Included in the modeling are instantaneous parallel rate shift scenarios, which are utilized to establish exposure limits. These scenarios are known as “rate shocks” because all rates are modeled to change instantaneously by the indicated shock amount, rather than a gradual rate shift over a period of time that has traditionally been more realistic.
The Company’s interest rate risk model indicates that the Company is asset sensitive in terms of interest rate sensitivity. Based on the Company’s interest rate risk model at December 31, 2015, the table below illustrates the impact of an immediate and sustained 100 and 200 basis point increase or decrease in interest rates on net interest income.
TABLE 29—INTEREST RATE SENSITIVITY

Shift in Interest Rates (in bps)	% Change in Projected Net Interest Income
+200	9.9%
+100	4.9%
-100	(4.5)%
-200	(8.6)%
The influence of using the forward curve as of December 31, 2015 as a basis for projecting the interest rate environment would approximate a 1.7% increase in net interest income over the next 12 months. The computations of interest rate risk shown above are performed on a flat balance sheet and do not necessarily include certain actions that management may undertake to manage this risk in response to unanticipated changes in interest rates and other factors to include shifts in deposit behavior.
The short-term interest rate environment is primarily a function of the monetary policy of the FRB. The principal tools of the FRB for implementing monetary policy are open market operations, or the purchases and sales of U.S. Treasury and Federal agency securities, as well as the establishment of a short-term target rate. The FRB’s objective for open market operations has varied over the years, but the focus has gradually shifted toward attaining a specified level of the Federal funds rate to achieve the long-run goals of price stability and sustainable economic growth. The Federal funds rate is the basis for overnight funding and drives the short end of the yield curve. Longer maturities are influenced by the market’s expectations for economic growth and inflation, but can also be influenced by FRB purchases and sales and expectations of monetary policy going forward.

The Federal Open Market Committee (“FOMC”) of the FRB, in an attempt to stimulate the overall economy, has, among other things, kept interest rates low through its targeted Federal funds rate. On December 17, 2015, the FOMC voted to raise the target Federal funds rate by 0.25%, the first increase since 2006. The FOMC expects that economic conditions will evolve in a manner that will warrant only gradual increases in the Federal funds rate over the next several years. As the FOMC increases the Federal funds rate, it is possible that overall interest rates could rise, which may negatively impact the housing markets and the U.S. economic recovery. In addition, deflationary pressures, while possibly lowering our operating costs, could have a significant negative effect on our borrowers, especially our commercial borrowers, and the values of collateral securing loans, which could negatively affect our financial performance.
The Company’s commercial loan portfolio is also impacted by fluctuations in the level of the LIBOR, as a large portion of this portfolio reprices based on this index. Our net interest income may be reduced if more interest-earning assets than interest-bearing liabilities reprice or mature during a period when interest rates are declining, or more interest-bearing liabilities than interest-earning assets reprice or mature during a period when interest rates are rising.
The table below presents the Company’s anticipated repricing of loans and investment securities over the next four quarters.
TABLE 30—REPRICING OF CERTAIN EARNING ASSETS (1)

(Dollars in thousands)	1Q 2016	2Q 2016	3Q 2016	4Q 2016	Total less than one year
Investment securities	$270,563	$90,925	$98,888	$95,744	$556,120
Fixed rate loans	609,537	560,292	479,342	463,848	2,113,019
Variable rate loans	6,765,133	125,357	71,945	62,147	7,024,582
Total loans	7,374,670	685,649	551,287	525,995	9,137,601
	$7,645,233	$776,574	$650,175	$621,739	$9,693,721
(1) Amounts include expected maturities, scheduled paydowns, expected prepayments, and loans subject to floors and exclude the repricing of assets from prior periods, as well as non-accrual loans and market value adjustments.

As part of its asset/liability management strategy, the Company has emphasized the origination of loans with adjustable or variable rates of interest as well as commercial and consumer loans, which typically have shorter terms than residential mortgage loans. The majority of fixed-rate, long-term residential loans are sold in the secondary market to avoid assumption of the interest rate risk associated with longer duration assets in the current low rate environment. As of December 31, 2015, $7.5 billion, or 52%, of the Company’s total loan portfolio had adjustable interest rates. The Company had no significant concentration to any single borrower or industry segment at December 31, 2015.
The Company’s strategy with respect to liabilities in recent periods has been to emphasize transaction accounts, particularly non-interest or low interest-bearing transaction accounts, which are significantly less sensitive to changes in interest rates. At December 31, 2015, 87% of the Company’s deposits were in transaction and limited-transaction accounts, compared to 83% at December 31, 2014. Non-interest-bearing transaction accounts were 27% of total deposits at December 31, 2015, compared to 26% of total deposits at December 31, 2014.
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
The table below presents the Company’s anticipated repricing of liabilities over the next four quarters.
TABLE 31—REPRICING OF LIABILITIES (1)

(Dollars in thousands)	1Q 2016	2Q 2016	3Q 2016	4Q 2016	Total less than one year
Time deposits	$744,290	$447,543	$309,167	$224,718	$1,725,718
Short-term borrowings	326,617	—	—	—	326,617
Long-term debt	129,799	11,756	1,707	15,497	158,759
	$1,200,706	$459,299	$310,874	$240,215	$2,211,094
(1) Amounts exclude the repricing of liabilities from prior periods.
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
IMPACT OF INFLATION OR DEFLATION AND CHANGING PRICES
The consolidated financial statements and related financial data presented herein have been prepared in accordance with GAAP, which generally require the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation. Unlike most industrial companies, the majority of the Company’s assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on the Company’s performance than does the effect of inflation. Although fluctuations in interest rates are neither completely predictable nor controllable, the Company regularly monitors its interest rate position and oversees its financial risk management by establishing policies and operating limits. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates. Although not as critical to the banking industry as to other industries, inflationary factors may have some impact on the Company’s growth, earnings, total assets and capital levels. Management does not expect inflation to be a significant factor in 2016.
Conversely, a period of deflation could affect our business, as well as all financial institutions and other industries. Deflation could lead to lower profits, higher unemployment, lower production and deterioration in overall economic conditions. In addition, deflation could depress economic activity, including loan demand and the ability of borrowers to repay loans, and consequently impair earnings through increasing the value of debt while decreasing the value of collateral for loans.
Management believes the most significant potential impact of deflation on financial results relates to the Company's ability to maintain a sufficient amount of capital to cushion against future losses. However, the Company would employ certain risk management tools to maintain its balance sheet strength in the event a deflationary scenario were to develop.

Non-GAAP Measures
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
TABLE 32—RECONCILIATIONS OF NON-GAAP FINANCIAL MEASURES

	2015			2014			2013
(Dollars in thousands, except per share amounts)	Pre-tax	After-tax (2)	Per share (1)	Pre-tax	After-tax (2)	Per share (1)	Pre-tax	After-tax (2)	Per share (1)
Net income (GAAP)	$206,938	$142,844	$3.68	$141,065	$105,382	$3.30	$81,261	$65,128	$2.20

Non-interest income adjustments:
(Gain) loss on sale of investments, net	(1,579)	(1,026)	(0.03)	(773)	(502)	(0.01)	(2,334)	(1,517)	(0.05)
Other non-interest income	(2,454)	(1,595)	(0.04)	(1,984)	(1,817)	(0.06)	—	—	—
Total non-operating income	(4,033)	(2,621)	(0.07)	(2,757)	(2,319)	(0.07)	(2,334)	(1,517)	(0.05)

Non-interest and other expense adjustments:
Merger-related expenses	24,074	15,861	0.41	15,093	10,104	0.32	783	509	0.02
Severance expenses	2,593	1,686	0.04	6,951	4,518	0.14	2,538	1,649	0.05
Impairment of long-lived assets, net of (gain) loss on sale	7,259	4,717	0.12	7,073	4,597	0.14	37,183	24,169	0.81
Debt prepayment	1,262	820	0.02	—	—	—	2,307	1,500	0.05
Other non-operating non-interest expense	1,272	827	0.02	(597)	(388)	(0.01)	1,731	1,125	0.03
Total non-operating expenses	36,460	23,911	0.62	28,520	18,831	0.59	44,542	28,952	0.97
Income tax benefits	—	(2,041)	(0.05)	—	(2,959)	(0.09)	—	—	—
Operating earnings (non-GAAP)	239,365	162,093	4.18	166,828	118,935	3.72	123,469	92,563	3.12
Provision for loan losses	30,908	20,090	0.52	19,060	12,389	0.39	5,145	3,345	0.11
Pre-provision operating earnings (non-GAAP)	$270,273	$182,183	$4.70	$185,888	$131,324	$4.12	$128,614	$95,908	$3.23

(1)	Diluted per share amounts may not appear to foot due to rounding.

(2)	After-tax amounts computed using a marginal tax rate of 35%.

(Dollars in thousands)	2015	2014	2013
Net interest income (GAAP)	$587,758	$460,111	$390,244
Add: Effect of tax benefit on interest income	8,604	8,609	9,452
Net interest income (TE) (Non-GAAP)	$596,362	$468,720	$399,696
Non-interest income (GAAP)	$220,393	$173,628	$168,958
Add: Effect of tax benefit on non-interest income	2,346	2,947	1,964
Non-interest income (TE) (Non-GAAP)	$222,739	$176,575	$170,922
Non-interest expense (GAAP)	$570,305	$473,614	$472,796
Less: Intangible amortization expense	7,811	5,807	4,720
Tangible non-interest expense (Non-GAAP)	$562,494	$467,807	$468,076
Net income (GAAP)	$142,844	$105,382	$65,128
Add: Effect of intangible amortization, net of tax	5,077	3,775	3,068
Cash earnings (Non-GAAP)	$147,921	$109,157	$68,196
Total assets (GAAP)	$19,504,068	$15,757,904	$13,365,550
Less: Intangible assets, net	765,655	548,130	425,442
Total tangible assets (Non-GAAP)	$18,738,413	$15,209,774	$12,940,108
Average assets (Non-GAAP)	$18,402,706	$14,631,994	$13,003,988
Less: Average intangible assets, net	700,020	501,770	427,485
Total average tangible assets (Non-GAAP)	$17,702,686	$14,130,224	$12,576,503
Total shareholders’ equity (GAAP)	$2,498,835	$1,852,148	$1,530,346
Less: intangible assets, net	765,655	548,130	425,442
Total tangible shareholders’ equity (Non-GAAP)	$1,733,180	$1,304,018	$1,104,904
Average shareholders’ equity (Non-GAAP)	$2,261,034	$1,707,359	$1,527,193
Less: Average intangible assets, net	700,020	501,770	427,485
Average tangible shareholders’ equity (Non-GAAP)	$1,561,014	$1,205,589	$1,099,708
Return on average assets	0.78%	0.72%	0.50%
Effect of non-operating revenues and expenses	0.1	0.09	0.21
Operating return on average assets	0.88%	0.81%	0.71%
Return on average common equity (GAAP)	6.41%	6.17%	4.26%
Add: Effect of intangibles	3.24	2.87	1.91
Return on average tangible common equity (Non-GAAP)	9.65%	9.04%	6.17%
Efficiency ratio (GAAP)	70.6%	74.7%	84.5%
Effect of tax benefit related to tax-exempt income	(1.0)	(1.3)%	(1.6)
Efficiency ratio (TE) (Non-GAAP)	69.6%	73.4%	82.9%
Effect of amortization of intangibles	(1.0)	(0.9)	(0.9)

Effect of non-operating items	(4.1)	(4.1)	(7.5)
Tangible operating efficiency ratio (TE) (Non-GAAP)	64.5%	68.4%	74.5%
Cash Yield:
Earning assets average balance (GAAP)	$16,652,051	$13,235,541	$11,735,392
Add: Adjustments	82,641	36,620	(51,008)
Earning assets average balance, as adjusted (Non-GAAP)	$16,734,692	$13,272,161	$11,684,384
Net interest income (GAAP)	$587,758	$460,111	$390,244
Add: Adjustments	(36,248)	(12,371)	(11,092)
Net interest income, as adjusted (Non-GAAP)	$551,510	$447,740	$379,152
Yield, as reported	3.55%	3.51%	3.38%
Add: Adjustments	(0.24)	(0.10)	(0.08)
Yield, as adjusted (Non-GAAP)	3.31%	3.41%	3.30%

TABLE 33 – QUARTERLY RESULTS OF OPERATIONS AND SELECTED CASH FLOW DATA

	2015
(Dollars in thousands, except per share data)	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Total interest and dividend income	$176,651	$171,077	$160,545	$138,585
Total interest expense	15,491	15,960	14,868	12,781
Net interest income	161,160	155,117	145,677	125,804
Provision for loan losses	11,711	5,062	8,790	5,345
Net interest income after provision for loan losses	149,449	150,055	136,887	120,459
Gain on sale of available-for-sale securities	6	280	903	386
Other non-interest income	52,497	57,198	60,610	48,513
Non-interest expense	138,975	144,968	153,209	133,153
Income before income taxes	62,977	62,565	45,191	36,205
Income tax expense	18,570	20,090	14,355	11,079
Net income	$44,407	$42,475	$30,836	$25,126

Income available to common shareholders	$44,407	$42,475	$30,836	$25,126
Earnings allocated to unvested restricted stock	(505)	(492)	(355)	(344)
Earnings allocated to common shareholders	$43,902	$41,983	$30,481	$24,782
Earnings per share - basic	$1.08	$1.04	$0.79	$0.75
Earnings per share - diluted	1.08	1.03	0.79	0.75
Cash dividends declared per common share	0.34	0.34	0.34	0.34

	2014
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Total interest and dividend income	$137,276	$133,793	$119,514	$114,232
Total interest expense	12,596	12,042	10,241	9,825
Net interest income	124,680	121,751	109,273	104,407
Provision for loan losses	6,495	5,714	4,748	2,103
Net interest income after provision for loan losses	118,185	116,037	104,525	102,304
Gain on sale of available-for-sale securities	162	582	8	19
Other non-interest income	46,910	46,530	43,753	35,664
Non-interest expense	119,135	120,112	127,132	107,235
Income before income taxes	46,122	43,037	21,154	30,752
Income tax expense	10,186	12,144	4,937	8,416
Net income	$35,936	$30,893	$16,217	$22,336

Income available to common shareholders	$35,936	$30,893	$16,217	$22,336
Earnings allocated to unvested restricted stock	(523)	(462)	(250)	(402)
Earnings allocated to common shareholders	$35,413	$30,431	$15,967	$21,934
Earnings per share - basic	$1.08	$0.93	$0.53	$0.75
Earnings per share - diluted	1.07	0.92	0.53	0.75
Cash dividends declared per common share	0.34	0.34	0.34	0.34

Glossary of Defined Terms

Term	Definition
ACL	Allowance for credit losses
Acquired loans	Loans acquired in a business combination
AFS	Securities available-for-sale
ALL	Allowance for loan and lease losses
AOCI	Accumulated other comprehensive income (loss)
ASC	Accounting Standards Codification
ASU	Accounting Standards Update
Basel III	Global regulatory standards on bank capital adequacy and liquidity published by the BCBS
BCBS	Basel Committee on Banking Supervision
Cameron	Cameron Bancshares, Inc.
CDE	IBERIA CDE, LLC
CFPB	Consumer Financial Protection Bureau
CSB	CapitalSouth Bank
Company	IBERIABANK Corporation and Subsidiaries
Covered Loans	Acquired loans with loss protection provided by the FDIC
Dodd-Frank Act	Dodd-Frank Wall Street Reform and Consumer Protection Act
EPS	Earnings per common share
FASB	Financial Accounting Standards Board
FDIC	Federal Deposit Insurance Corporation
First Private	First Private Holdings, Inc
FHLB	Federal Home Loan Bank
Florida Bank Group	Florida Bank Group, Inc
Florida Gulf	Florida Gulf Bancorp, Inc.
FRB	Board of Governors of the Federal Reserve System
GAAP	Accounting principles generally accepted in the United States of America
Georgia Commerce	Georgia Commerce Bancshares, Inc.
GSE	Government-sponsored enterprises
HTM	Securities held-to-maturity
IAM	IBERIA Asset Management, Inc.
ICP	IBERIA Capital Partners, LLC
IMC	IBERIABANK Mortgage Company
Legacy loans	Loans that were originated directly by the Company
LIBOR	London Interbank Borrowing Offered Rate
LIHTC	Low-income housing tax credit
LTC	Lenders Title Company
MSA	Metropolitan statistical area
Old Florida	Old Florida Bancshares, Inc.
OMNI	OMNI BANCSHARES, Inc.
OCI	Other Comprehensive Income
OREO	Other real estate owned
OTTI	Other than temporary impairment
Parent	IBERIABANK Corporation
RRP	Recognition and Retention Plan
RULC	Reserve for unfunded lending commitments

SEC	Securities and Exchange Commission
TE	Fully taxable equivalent
Teche	Teche Holding Company
TDR	Troubled debt restructuring
Trust One-Memphis	Trust One Bank (Memphis Operations)
U.S.	United States of America

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
The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework (2013 Framework). Based on its assessment, management believes that, as of December 31, 2015, the Company’s internal control over financial reporting is effective based on those criteria.
The Company’s independent registered public accounting firm has also issued an attestation report on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015.

/s/ Daryl G. Byrd	/s/ Anthony J. Restel
Daryl G. Byrd	Anthony J. Restel
President and Chief Executive Officer	Senior Executive Vice President and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders
IBERIABANK Corporation and subsidiaries
We have audited IBERIABANK Corporation and subsidiaries’ internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). IBERIABANK Corporation and subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
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
In our opinion, IBERIABANK Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of IBERIABANK Corporation and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2015 and our report dated February 29, 2016, expressed an unqualified opinion thereon.
/s/ Ernst & Young LLP
New Orleans, Louisiana
February 29, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders
IBERIABANK Corporation and subsidiaries
We have audited the accompanying consolidated balance sheets of IBERIABANK Corporation and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of IBERIABANK Corporation and subsidiaries at December 31, 2015 and 2014, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2015 in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), IBERIABANK Corporation and subsidiaries’ internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 29, 2016, expressed an unqualified opinion thereon.
/s/ Ernst & Young LLP
New Orleans, Louisiana
February 29, 2016

IBERIABANK CORPORATION AND SUBSIDIARIES
Consolidated Balance Sheets

	December 31,
(Dollars in thousands, except share data)	2015	2014
Assets
Cash and due from banks	$241,650	$251,994
Interest-bearing deposits in banks	268,617	296,101
Total cash and cash equivalents	510,267	548,095
Securities available for sale, at fair value	2,800,286	2,158,853
Securities held to maturity (fair values of $100,961 and $119,481, respectively)	98,928	116,960
Mortgage loans held for sale ($166,247 and $139,950 recorded at fair value, respectively)	166,247	140,072
Loans covered by loss share agreements	229,217	444,544
Non-covered loans, net of unearned income	14,098,211	10,996,500
Total loans, net of unearned income	14,327,428	11,441,044
Allowance for loan losses	(138,378)	(130,131)
Loans, net	14,189,050	11,310,913
FDIC loss share receivables	39,878	69,627
Premises and equipment, net	323,902	307,159
Goodwill	724,603	517,526
Other assets	650,907	588,699
Total Assets	$19,504,068	$15,757,904
Liabilities
Deposits:
Non-interest-bearing	$4,352,229	$3,195,430
Interest-bearing	11,826,519	9,325,095
Total deposits	16,178,748	12,520,525
Short-term borrowings	326,617	845,742
Long-term debt	340,447	403,254
Other liabilities	159,421	136,235
Total Liabilities	17,005,233	13,905,756
Shareholders’ Equity
Preferred stock, $1 par value - 5,000,000 shares authorized
Non-cumulative perpetual, liquidation preference $10,000 per share; 8,000 shares and 0 shares issued and outstanding, respectively, including related surplus	76,812	—
Common stock, $1 par value - 100,000,000 and 50,000,000 shares authorized, respectively; 41,139,537 issued and outstanding and 35,262,901 shares issued, respectively	41,140	35,263
Additional paid-in capital	1,797,982	1,398,633
Retained earnings	584,486	496,573
Accumulated other comprehensive income (loss)	(1,585)	7,525
Treasury stock at cost - 0 and 1,809,497 shares, respectively	—	(85,846)
Total Shareholders’ Equity	2,498,835	1,852,148
Total Liabilities and Shareholders’ Equity	$19,504,068	$15,757,904
The accompanying Notes are an integral part of these Consolidated Financial Statements.

IBERIABANK CORPORATION AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income

	Year Ended December 31,
(Dollars in thousands, except per share data)	2015	2014	2013
Interest and Dividend Income
Loans, including fees	$606,966	$526,706	$488,936
Mortgage loans held for sale, including fees	6,164	5,153	5,108
Investment securities:
Taxable interest	47,380	38,815	31,562
Tax-exempt interest	5,785	5,862	6,668
Amortization of FDIC loss share receivable	(23,500)	(74,617)	(97,849)
Other	4,063	2,896	2,772
Total interest and dividend income	646,858	504,815	437,197
Interest Expense
Deposits:
NOW and MMDA	27,226	18,483	18,933
Savings	740	325	309
Time deposits	19,137	14,282	16,604
Short-term borrowings	797	1,364	490
Long-term debt	11,200	10,250	10,617
Total interest expense	59,100	44,704	46,953
Net interest income	587,758	460,111	390,244
Provision for loan losses	30,908	19,060	5,145
Net interest income after provision for loan losses	556,850	441,051	385,099
Non-interest Income
Mortgage income	81,122	51,797	64,197
Service charges on deposit accounts	42,197	35,573	28,871
Title revenue	22,837	20,492	20,526
Broker commissions	17,592	18,783	16,333
ATM/debit card fee income	13,989	12,023	9,510
Income from bank owned life insurance	4,356	5,473	3,647
Gain on sale of available for sale securities	1,575	771	2,277
Other non-interest income	36,725	28,716	23,597
Total non-interest income	220,393	173,628	168,958
Non-interest Expense
Salaries and employee benefits	322,586	259,086	244,984
Net occupancy and equipment	68,541	59,571	58,037
Impairment of FDIC loss share receivables and other long-lived assets	6,954	6,437	37,893
Communication and delivery	13,506	12,029	12,024
Marketing and business development	13,176	11,707	10,143
Data processing	34,424	27,249	17,853
Amortization of acquisition intangibles	7,811	5,807	4,720
Professional services	22,368	18,975	18,217
Costs of OREO property, net	748	2,748	1,943
Credit and other loan related expense	16,653	13,692	15,853
Insurance	16,670	14,359	11,272
Travel and entertainment	9,525	9,033	8,126
Other non-interest expense	37,343	32,921	31,731
Total non-interest expense	570,305	473,614	472,796
Income before income tax expense	206,938	141,065	81,261
Income tax expense	64,094	35,683	16,133
Net Income	$142,844	$105,382	$65,128
Income Available to Common Shareholders - Basic	$142,844	$105,382	$65,128
Earnings Allocated to Unvested Restricted Stock	(1,680)	(1,651)	(1,205)
Earnings Allocated to Common Shareholders	$141,164	$103,731	$63,923
Earnings per common share - Basic	$3.69	$3.31	$2.20
Earnings per common share - Diluted	3.68	3.30	2.20
Cash dividends declared per common share	1.36	1.36	1.36

Comprehensive Income
Net Income	$142,844	$105,382	$65,128
Other comprehensive income (loss), net of tax:
Unrealized gains (losses) on securities:
Unrealized holding gains (losses) arising during the period (net of tax effects of $4,374, $13,202, and $21,733, respectively)	(8,124)	24,517	(40,362)
Reclassification adjustment for gains included in net income (net of tax effects of $551, $270 and $797, respectively)	(1,024)	(501)	(1,480)
Unrealized gains (losses) on securities, net of tax	(9,148)	24,016	(41,842)
Fair value of derivative instruments designated as cash flow hedges:
Change in fair value of derivative instruments designated as cash flow hedges during the period (net of tax effects of $20, $0 and $334, respectively)	38	—	619
Reclassification adjustment for losses included in net income (net of tax effects of $0, $0 and $136, respectively)	—	—	255
Fair value of derivative instruments designated as cash flow hedges, net of tax	38	—	874
Other comprehensive income (loss), net of tax	(9,110)	24,016	(40,968)
Comprehensive income	$133,734	$129,398	$24,160
The accompanying Notes are an integral part of these Consolidated Financial Statements.

IBERIABANK CORPORATION AND SUBSIDIARIES
Consolidated Statements of Shareholders’ Equity

	Preferred Stock		Common Stock
(Dollars in thousands, except share and per share data)	Shares	Amount	Shares	Amount	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock at Cost	Total
Balance, December 31, 2012	—	$—	31,917,385	$31,917	$1,176,180	$410,814	$24,477	$(114,178)	$1,529,210
Net income	—	—	—	—	—	65,128	—	—	65,128
Other comprehensive loss	—	—	—	—	—	—	(40,968)	—	(40,968)
Cash dividends declared, $1.36 per share	—	—	—	—	—	(40,434)	—	—	(40,434)
Reissuance of treasury stock under incentive plans, net of shares surrendered in payment, including tax benefit	—	—	—	—	(607)	—	—	7,314	6,707
Treasury stock issued for recognition and retention plans	—	—	—	—	(7,992)	—	—	7,992	—
Share-based compensation cost	—	—	—	—	10,703	—	—	—	10,703
Balance, December 31, 2013	—	$—	31,917,385	$31,917	$1,178,284	$435,508	$(16,491)	$(98,872)	$1,530,346
Net income	—	—	—	—	—	105,382	—	—	105,382
Other comprehensive income	—	—	—	—	—	—	24,016	—	24,016
Cash dividends declared, $1.36 per share	—	—	—	—	—	(44,317)	—	—	(44,317)
Reissuance of treasury stock under incentive plans, net of shares surrendered in payment, including tax benefit	—	—	—	—	3,242	—	—	6,829	10,071
Common stock issued for acquisitions	—	—	3,345,516	3,346	211,319	—	—	—	214,665
Treasury stock issued for recognition and retention plans	—	—	—	—	(6,197)	—	—	6,197	—
Share-based compensation cost	—	—	—	—	11,985	—	—	—	11,985
Balance, December 31, 2014	—	$—	35,262,901	$35,263	$1,398,633	$496,573	$7,525	$(85,846)	$1,852,148
Net income	—	—	—	—	—	142,844	—	—	142,844
Other comprehensive loss	—	—	—	—	—	—	(9,110)	—	(9,110)
Cash dividends declared, $1.36 per share	—	—	—	—	—	(54,931)	—	—	(54,931)
Reclassification of treasury stock under the LBCA (1)	—	—	(1,809,497)	(1,809)	(84,037)	—	—	85,846	—
Common stock issued under incentive plans, net of shares surrendered in payment, including tax benefit	—	—	211,729	212	2,201	—	—	—	2,413
Common stock issued for acquisitions	—	—	7,474,404	7,474	467,279	—	—	—	474,753
Preferred stock issued	8,000	76,812	—	—	—	—	—	—	76,812
Share-based compensation cost	—	—	—	—	13,906	—	—	—	13,906
Balance, December 31, 2015	8,000	$76,812	41,139,537	$41,140	$1,797,982	$584,486	$(1,585)	$—	$2,498,835

(1)
Effective January 1, 2015, companies incorporated in Louisiana became subject to the Louisiana Business Corporation Act (“LBCA”), which eliminates the concept of treasury stock and provides that shares reacquired by a company are to be treated as authorized but unissued. Refer to Note 1 for further discussion.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

IBERIABANK CORPORATION AND SUBSIDIARIES
Consolidated Statements of Cash Flows

	Year Ended December 31,
(Dollars in thousands)	2015	2014	2013
Cash Flows from Operating Activities
Net income	$142,844	$105,382	$65,128
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, amortization, and accretion	(6,178)	23,327	19,423
Provision for loan losses	30,908	19,060	5,145
Share-based compensation cost	13,906	11,985	10,703
Gain on sale of assets, net	(2,539)	(14)	(251)
Gain on sale of securities available for sale	(1,575)	(771)	(2,277)
Gain on sale of OREO, net	(5,552)	(4,221)	(6,022)
Impairment of FDIC loss share receivables and other long-lived assets	6,954	6,437	37,893
Amortization of premium/discount on securities, net	18,195	13,793	18,953
Expense (benefit) for deferred income taxes	4,551	(25,027)	(35,930)
Originations of mortgage loans held for sale	(2,464,588)	(1,675,538)	(2,116,460)
Proceeds from sales of mortgage loans held for sale	2,516,110	1,716,565	2,320,885
Gain on sale of mortgage loans held for sale, net	(83,131)	(59,156)	(65,393)
Tax benefit associated with share-based payment arrangements	(580)	(2,105)	(886)
Change in other assets, net of other assets acquired	13,925	11,770	(17,559)
Other operating activities, net	12,873	(22,124)	76,431
Net Cash Provided by Operating Activities	196,123	119,363	309,783
Cash Flows from Investing Activities
Proceeds from sales of securities available for sale	228,604	61,702	44,677
Proceeds from maturities, prepayments and calls of securities available for sale	473,142	488,699	709,977
Purchases of securities available for sale	(1,063,460)	(703,179)	(1,026,290)
Proceeds from maturities, prepayments and calls of securities held to maturity	22,939	36,182	55,706
Purchases of securities held to maturity	(5,833)	—	(5,901)
Reimbursement of recoverable covered asset losses (to) from the FDIC	(932)	5,734	68,233
Increase in loans, net of loans acquired	(703,946)	(824,437)	(1,030,545)
Proceeds from sale of premises and equipment	13,309	5,129	8,714
Purchases of premises and equipment, net of premises and equipment acquired	(19,502)	(29,841)	(16,941)
Proceeds from disposition of OREO	55,025	84,429	116,612
Cash paid for additional investment in tax credit entities	(9,671)	(13,191)	(2,213)
Cash received in excess of cash paid for acquisitions	425,581	188,803	—
Other investing activities, net	13,772	(12,785)	(2,636)
Net Cash Used in Investing Activities	(570,972)	(712,755)	(1,080,607)
Cash Flows from Financing Activities
Increase (decrease) in deposits, net of deposits acquired	968,746	641,026	(10,689)
Net change in short-term borrowings, net of borrowings acquired	(520,653)	110,298	377,299
Proceeds from long-term debt	63,198	54,637	2,867
Repayments of long-term debt	(201,259)	(22,871)	(144,609)
Cash dividends paid on common stock	(52,318)	(43,070)	(40,332)
Proceeds from common stock transactions	5,535	11,693	8,101
Payments to repurchase common stock	(3,620)	(3,727)	(2,280)
Net proceeds from issuance of preferred stock	76,812	—	—

Tax benefit associated with share-based payment arrangements	580	2,105	886
Net Cash Provided by Financing Activities	337,021	750,091	191,243
Net (Decrease) Increase In Cash and Cash Equivalents	(37,828)	156,699	(579,581)
Cash and Cash Equivalents at Beginning of Period	548,095	391,396	970,977
Cash and Cash Equivalents at End of Period	$510,267	$548,095	$391,396
Supplemental Schedule of Non-cash Activities
Acquisition of real estate in settlement of loans	$21,690	$27,050	$93,040
Common stock issued in acquisitions	$474,753	$214,665	$—
Supplemental Disclosures
Cash paid for:
Interest on deposits and borrowings	$58,556	$43,210	$47,466
Income taxes, net	$53,476	$52,094	$29,063
The accompanying Notes are an integral part of these Consolidated Financial Statements.

IBERIABANK CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements
NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
GENERAL
The accompanying consolidated financial statements have been prepared in accordance with GAAP and practices generally accepted in the banking industry. The consolidated financial statements include the accounts of the Company and its subsidiaries.
When we refer to the “Company,” “we,” “our,” or “us” in this Report, we mean IBERIABANK Corporation and subsidiaries (consolidated). When we refer to the “Parent,” we mean IBERIABANK Corporation. See the Glossary of Acronyms at the end of this Report for terms used throughout this Report.
Reclassification
Certain amounts reported in prior periods have been reclassified to conform to the current period presentation. These reclassifications did not have a material effect on previously reported consolidated financial statements.
PRINCIPLES OF CONSOLIDATION
The Company’s consolidated financial statements include all entities in which the Company has a controlling financial interest under either the voting interest or variable interest model. The assessment of whether or not the Company has a controlling interest (i.e., the primary beneficiary) in a VIE is performed on an on-going basis. All equity investments in non-consolidated VIEs are included in "other assets" in the Company’s consolidated balance sheets. The Company’s maximum exposure to loss as a result of its involvement with non-consolidated VIEs was approximately $160 million and $151 million at December 31, 2015 and 2014, respectively. The Company's maximum exposure to loss was equivalent to the carrying value of its investments and any related outstanding loans to the non-consolidated VIEs.
Investments in entities that are not consolidated are accounted for under either the equity, cost, or proportional amortization method of accounting. Investments for which the Company has the ability to exercise significant influence over the operating and financing decisions of the entity are accounted for under the equity method. Investments for which the Company does not hold such ability are accounted for under the cost method. Investments in qualified affordable housing projects, which meet certain criteria, are accounted for under the proportional amortization method.
The consolidated financial statements include the accounts of the Company and its subsidiaries, IBERIABANK; Lenders Title Company; IBERIA Capital Partners, LLC; 1887 Leasing, LLC; IBERIA Asset Management, Inc.; 840 Denning, LLC; and IBERIA CDE, LLC. All significant intercompany balances and transactions have been eliminated in consolidation. All normal, recurring adjustments which, in the opinion of management, are necessary for a fair presentation of the financial statements have been included.
NATURE OF OPERATIONS
The Company offers commercial and retail banking products and services to customers throughout locations in seven states through IBERIABANK. The Company also operates mortgage production offices in 10 states through IMC and offers a full line of title insurance and closing services throughout Arkansas and Louisiana through LTC and its subsidiaries. ICP provides equity research, institutional sales and trading, and corporate finance services throughout the energy industry. 1887 Leasing, LLC owns an aircraft used by management of the Company. IAM provides wealth management and trust services for commercial and private banking clients. CDE is engaged in the purchase of tax credits.
USE OF ESTIMATES
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Material estimates that are susceptible to significant change in the near term are the allowance for credit losses, valuation of and accounting for acquired loans, goodwill and other intangibles, and income taxes.
CONCENTRATION OF CREDIT RISKS
Most of the Company’s business activity is with customers located within the states of Louisiana, Florida, Arkansas, Alabama, Texas, Georgia, and Tennessee. The Company’s lending activity is concentrated in its market areas in those states. The Company has emphasized originations of commercial loans and private banking loans, defined as loans to larger consumer clients. Repayments on loans are expected to come from cash flows of the borrower and/or guarantor. Losses on secured loans are limited by the value of the collateral upon default of the borrowers and guarantor support. The Company does not have any significant concentrations to any one industry or customer.
BUSINESS COMBINATIONS
Assets and liabilities acquired in business combinations are recorded at their acquisition date fair values. In accordance with ASC Topic 805, Business Combinations, the Company generally records provisional amounts at the time of acquisition based on the information available to the Company. The provisional estimates of fair values may be adjusted for a period of up to one year (“measurement period”) from the date of acquisition if new information obtained about facts and circumstances that existed as of the acquisition date, if known, would have affected the measurement of the amounts recognized as of that date. Subsequent to the Company's early adoption of ASU No. 2015-16 during the third quarter of 2015, adjustments recorded during the measurement period are recognized in the current reporting period.
Loans generally represent a significant portion of the assets acquired in the Company’s business acquisitions. If the Company discovers that it has materially underestimated the credit losses expected in the loan portfolio based on information available at the acquisition date within the measurement period, it will reduce or eliminate the gain and/or increase goodwill recorded on the acquisition in the period the adjustment is recorded. If the Company determines that losses arose subsequent to acquisition date, such losses are reflected as a provision for credit losses.
CASH AND CASH EQUIVALENTS
For purposes of presentation in the consolidated statements of cash flows, cash and cash equivalents are defined as cash, interest-bearing deposits, and non-interest-bearing demand deposits at other financial institutions with original maturities less than three months. IBERIABANK may be required to maintain average balances on hand or with the Federal Reserve Bank to meet regulatory reserve and clearing requirements. At December 31, 2015 and 2014, IBERIABANK had sufficient cash deposited with the Federal Reserve Bank to cover the required reserve balance.
INVESTMENT SECURITIES
Management determines the appropriate accounting classification of debt and equity securities at the time of acquisition and re-evaluates such designations at least quarterly. Debt securities that management has the ability and intent to hold to maturity are classified as HTM and carried at cost, adjusted for amortization of premiums and accretion of discounts using methods approximating the interest method. Securities acquired with the intention of recognizing short-term profits or which are actively bought and sold are classified as trading securities and reported at fair value, with unrealized gains and losses recognized in earnings. Securities not classified as HTM or trading, including equity securities with readily determinable fair values, are classified as AFS and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in AOCI. Credit-related declines in the fair value of debt and marketable equity securities that are considered OTTI are recorded in earnings.
The Company evaluates its investment securities portfolio on a quarterly basis for indicators of OTTI. Declines in the fair value of individual HTM and AFS securities below their amortized cost basis are reviewed to determine whether the declines are other than temporary. In estimating OTTI losses, management considers 1) the length of time and the extent to which the fair value has been less than the amortized cost basis, 2) the financial condition and near-term prospects of the issuer, 3) its intent to sell and whether it is more likely than not that the Company would be required to sell those securities before the anticipated recovery of the amortized cost basis, and 4) for debt securities, the recovery of contractual principal and interest.
For securities that the Company does not expect to sell, or it is not more likely than not it will be required to sell prior to recovery of its amortized cost basis, the credit component of an OTTI is recognized in earnings and the non-credit component is recognized in AOCI. For securities that the Company does expect to sell, or it is more likely than not that it will be required to sell prior to recovery of its amortized cost basis, both the credit and non-credit component of an OTTI are recognized in earnings. Subsequent to recognition of OTTI, an increase in expected cash flows is recognized as a yield adjustment over the remaining expected life of the security based on an evaluation of the nature of the increase.
Nonmarketable equity securities include stock acquired for regulatory purposes, such as Federal Home Loan Bank stock and Federal Reserve Bank stock. These securities are accounted for at amortized cost, evaluated for impairment at least quarterly, and included in "other assets".
Gains or losses on securities sold are recorded on the trade date, using the specific identification method.

LOANS HELD FOR SALE
Loans and loan commitments which the Company does not have the intent and ability to hold for the foreseeable future or until maturity or payoff are classified as loans held for sale at the time of origination or acquisition. Subsequent to origination or acquisition, if the Company no longer has the intent or ability to hold a loan for the foreseeable future, generally a decision has been made to sell the loan, and it is classified within loans held for sale. Unless the fair value option has been elected at origination or acquisition, loans classified as held for sale are carried at the lower of cost or fair value. Amortization/accretion of remaining unamortized net deferred loan fees or costs and discounts or premiums (if applicable) ceases when a loan is classified as held for sale.
Loans held for sale primarily consist of fixed rate single-family residential mortgage loans originated and under contract to be sold in the secondary market. Mortgage loans originated and held for sale are recorded at fair value under the fair value option, unless otherwise noted. For mortgage loans for which the Company has elected the fair value option, gains and losses are included in mortgage income. For any other loans held for sale, net unrealized losses, if any, are recognized through a valuation allowance that is recorded as a charge to non-interest income. See Note 20 for further discussion of the determination of fair value for loans held for sale. In most cases, loans in this category are sold within thirty days and are generally sold with the mortgage servicing rights released. Buyers generally have recourse to return a purchased loan or request reimbursement for the loan premium or servicing rights under limited circumstances. Recourse conditions may include prepayment, payment default, breach of representations or warranties, and documentation deficiencies. During 2015 and 2014, an insignificant number of loans were returned to the Company. At December 31, 2015 and 2014, the recorded repurchase liability associated with transferred loans was immaterial.
LOANS
Legacy (Loans originated by the Company)
The Company originates mortgage, commercial, and consumer loans for customers. Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the unpaid principal balances, less the ALL, charge-offs, and unamortized net loan origination fees and direct costs, except for loans which are carried at fair value. Interest income is accrued as earned over the term of the loans based on the principal balance outstanding. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield.
Acquired (Loans acquired through Business Combinations)
Acquired loans are recorded at fair value on the acquisition date in accordance with ASC Topic 820, Fair Value Measurement, consistent with the exit price concept on the date of acquisition. Credit risk assumptions and any resulting credit discounts are included in the determination of fair value. Therefore, an ACL is not recorded at the acquisition date. The determination of fair value includes estimates related to discount rates, expected prepayments, and the amount and timing of undiscounted expected principal, interest, and other cash flows.
Acquired loans are evaluated at acquisition and classified as purchased impaired (“acquired impaired”) or purchased non-impaired (“acquired non-impaired”). Purchased impaired loans reflect credit deterioration since origination to the extent that it is probable at the time of acquisition that the Company will be unable to collect all contractually required payments. At the time of acquisition, purchased impaired loans are accounted for individually or aggregated into loan pools with similar characteristics, which include:

•	whether the loan is performing according to contractual terms at the time of acquisition,

•	the loan type based on regulatory reporting guidelines, namely whether the loan was a mortgage, consumer, or commercial loan,

•	the nature of collateral,

•	the interest rate type, whether fixed or variable rate, and

•	the loan payment type, primarily whether the loan is amortizing or interest-only.
From these pools, the Company uses certain loan information, including outstanding principal balance, estimated expected losses, weighted average maturity, weighted average term to re-price (if a variable rate loan), weighted average margin, and weighted average interest rate to estimate the expected cash flow for each loan pool.

For purchased impaired loans, expected cash flows at the acquisition date in excess of the fair value of loans are recorded as interest income over the life of the loans using a level yield method if the timing and amount of future cash flows is reasonably estimable. For purchased non-impaired loans, the difference between the fair value and unpaid principal balance of the loan at acquisition, referred to as a purchase premium or discount, is amortized or accreted to income over the estimated life of the loans as an adjustment to yield.
Subsequent to acquisition, the Company performs cash flow re-estimations at least quarterly for each purchased impaired loan and/or loan pool. Increases in estimated cash flows above those expected at acquisition are recognized on a prospective basis as interest income over the remaining life of the loan and/or pool. Decreases in expected cash flows subsequent to acquisition generally result in recognition of a provision for credit loss. The measurement of cash flows involves several assumptions and judgments (i.e., prepayments, default rates, loss severity, etc.). All of these factors are inherently subjective and significant changes in the cash flow estimations can result over the life of the loan.
Classification
The Company’s loan portfolio is disaggregated into portfolio segments for purposes of determining the ACL. The Company’s portfolio segments include commercial, residential mortgage, and consumer and other loans, bifurcated between legacy and acquired. The Company further disaggregates each commercial, residential mortgage, and consumer and other loans portfolio segment into classes for purposes of monitoring and assessing credit quality based on certain risk characteristics. Classes within the commercial loan portfolio segment include commercial real estate-construction, commercial real estate-other, commercial and industrial, and energy-related. Classes within the consumer and other loans portfolio segment include home equity, indirect automobile, credit card, and consumer-other.
Troubled Debt Restructurings
The Company periodically grants concessions to its customers in an attempt to protect as much of its investment as possible and minimize risk of loss. These concessions may include restructuring the terms of a loan to alleviate the burden of the customer’s near-term cash requirements. In order to be classified a TDR, the Company must conclude that the restructuring constitutes a concession and the customer is experiencing financial difficulties. The Company defines a concession to the customer as a modification of existing terms for economic or legal reasons that it would otherwise not consider. The concession is either granted through an agreement with the customer or is imposed by a court or law. Concessions include modifying original loan terms to reduce or defer cash payments required as part of the loan agreement, including but not limited to:

•	a reduction of the stated interest rate for the remaining original life of the loan,

•	extension of the maturity date or dates at a stated interest rate lower than the current market rate for new loans with similar risk characteristics,

•	reduction of the face amount or maturity amount of the loan as stated in the agreement, or

•	reduction of accrued interest receivable on the loan.
In its determination of whether the customer is experiencing financial difficulties, the Company considers numerous indicators, including, but not limited to:

•
whether the customer is currently in default on its existing loan(s), or is in an economic position where it is probable the customer will be in default on its loan(s) in the foreseeable future without a modification,

•	whether the customer has declared or is in the process of declaring bankruptcy,

•	whether there is substantial doubt about the customer’s ability to continue as a going concern,

•
whether, based on its projections of the customer’s current capabilities, the Company believes the customer’s future cash flows will be insufficient to service the loan, including interest, in accordance with the contractual terms of the existing agreement for the foreseeable future, and

•
whether, without modification, the customer cannot obtain sufficient funds from other sources at an effective interest rate equal to the current market rate for a similar loan for a non-troubled debtor.

If the Company concludes that both a concession has been granted and the customer is experiencing financial difficulties, the Company identifies the loan as a TDR. All TDRs are considered impaired loans.

NON-ACCRUAL AND PAST DUE LOANS (INCLUDING LOAN CHARGE-OFFS)
Loans are considered past due when contractual payments of principal and interest have not been received within 30 days from the contractual due date.
All legacy and purchased non-impaired loans are placed on non-accrual status when collection of principal or interest is in doubt. Purchased impaired loans are placed on non-accrual status when the Company cannot reasonably estimate cash flows on a loan or loan pool. Legacy and purchased non-impaired loans are evaluated for potential charge-off in accordance with the parameters discussed in the following paragraph or when the loan is placed on non-accrual status, whichever is earlier.

Loans within the commercial portfolio (except for purchased impaired) are generally evaluated for charge-off at 90 days past due, unless both well-secured and in the process of collection. Closed and open-end residential mortgage and consumer loans (except for purchased impaired) are evaluated for charge-off no later than 120 days past due. Any outstanding loan balance in excess of the fair value of the collateral less costs to sell is charged-off no later than 120 days past due for loans secured by real estate. For non-real estate secured loans, in lieu of charging off the entire loan balance, loans may be written down to the fair value of the collateral less costs to sell if repossession of collateral is assured and in process.
The accrual of interest, as well as the amortization/accretion of any remaining unamortized net deferred fees or costs and discount or premium, is discontinued at the time the loan is placed on non-accrual status. All accrued but uncollected interest for loans that are placed on non-accrual status is reversed, with current year accruals charged to interest income and prior year amounts charged-off as a credit loss. Cash receipts received on non-accrual loans are generally applied against principal until the loan has been collected in full, after which time any additional cash receipts are recognized as interest income (i.e., cost recovery method). However, interest may be accounted for under the cash-basis method as long as the remaining recorded investment in the loan is deemed fully collectible.
Loans are returned to accrual status when the borrower has demonstrated a capacity to continue payment of the debt and collection of contractually required principal and interest associated with the debt is reasonably assured. At such time, the accrual of interest and amortization/accretion of any remaining unamortized net deferred fees or costs and discount or premium shall resume. Any interest income which was applied to the principal balance shall not be reversed and subsequently will be recognized as an adjustment to yield over the remaining life of the loan.
IMPAIRED LOANS
For all classes within the commercial portfolio, all loans with an outstanding commitment balance above a specific threshold are evaluated on a quarterly basis for potential impairment. Generally, mortgage and consumer loans within any class are not individually evaluated on a regular basis for impairment. All TDRs, regardless of the outstanding balance amount or portfolio classification, and all purchased impaired loans are considered to be impaired.
A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal and/or interest when due, according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Impairment losses are measured on a loan-by-loan basis for commercial and certain mortgage or consumer loans, based on either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s observable market price, or the fair value of the collateral if the loan is collateral dependent. This measurement requires significant judgment and use of estimates, and the actual loss ultimately recognized by the Company may differ significantly from the estimates.
ALLOWANCE FOR CREDIT LOSSES
The Company maintains the ACL at a level that management believes appropriate to absorb estimated probable credit losses incurred in the loan portfolios (including unfunded commitments) as of the consolidated balance sheet date. The ACL consists of the allowance for loan losses (contra asset) and the reserve for unfunded commitments (liability). The manner in which the ACL is determined is based on 1) the accounting method applied to the underlying loans and 2) whether the loan is required to be measured for impairment in accordance with ASC Topic 450-20, Contingencies - Loss Contingencies or ASC Topic 310-10-35, Receivables - Overall. The Company delineates between loans accounted for under the contractual yield method, legacy and purchased non-impaired loans, and purchased impaired loans (loans accounted for in accordance with ASC Topic 310-30, Receivables - Loans and Debt Securities Acquired with Deteriorated Credit Quality). Further, for legacy and acquired non-impaired loans, the Company attributes portions of the ACL to loans and loan commitments that it measures individually (ASC Topic 310-10-35, Receivables - Overall), impaired credit, and groups of homogeneous loans and loan commitments that it measures collectively (ASC Topic 450-20, Contingencies - Loss Contingencies).

Determination of the appropriate ACL involves a high degree of complexity and requires significant judgment regarding the credit quality of the loan portfolio. Several factors are taken into consideration in the determination of the overall ACL, including a qualitative component. These factors include, but are not limited to, the overall risk profiles of the loan portfolios, net charge-off experience, the extent of impaired loans, the level of non-accrual loans, the level of 90 days past due loans, the value of collateral, the ability to monetize guarantor support, and the overall percentage level of the allowance relative to the loan portfolio, amongst other factors. The Company also considers overall asset quality trends, changes in lending practices and procedures, trends in the nature and volume of the loan portfolio, including the existence and effect of any portfolio concentrations, changes in experience and depth of lending staff, the Company’s legal, regulatory and competitive environment, national and regional economic trends, data availability and applicability that might impact the portfolio or the manner in which it estimates losses, and risk rating accuracy and risk identification.
The allowance for loan losses for all impaired loans (excluding purchased impaired) is determined on an individual loan basis, considering the facts and circumstances specific to each borrower. The allowance is based on the difference between the recorded investment in the loan and generally either the estimated net present value of projected cash flows or the estimated value of the collateral associated with the loan, if the loan is deemed collateral-dependent. For non-impaired loans (excluding purchased impaired), the allowance for loan losses is calculated based on pools of loans with similar characteristics. The pool level allowance is calculated through the application of a PD (i.e., probability of default) and LGD (i.e., loss given default) factor for each individual loan. PDs and LGDs are determined based on historical default and loss information for similar loans. For purposes of establishing estimated loss percentages for pools of loans that share common risk characteristics, the Company’s loan portfolio is segmented by various loan characteristics including loan type, risk rating (commercial), Vantage or FICO score (mortgage and consumer), past due status (mortgage and consumer) and call report code. The default and loss information is measured over an appropriate period for each loan pool and adjusted as deemed appropriate. Qualitative adjustments are incorporated into the pool level analysis to accommodate for the imprecision of certain assumptions and uncertainties inherent in the calculation. See the "Loans" section of this Footnote for discussion of the determination of the ACL for purchased impaired loans.
Certain inherent, but unconfirmed losses are probable within the loan portfolio. The Company’s current methodology for determining the level of losses is based on historical loss rates, current credit grades, specific allocation, and other qualitative adjustments. In a stable or deteriorating credit environment, heavy reliance on historical loss rates and the credit grade rating process results in model-derived required reserves that tend to slightly lag behind portfolio deterioration. Similar lags can occur in an improving credit environment whereby required reserves can lag slightly behind portfolio improvement. Given these model limitations, qualitative adjustment factors may be incremental or decremental to the quantitative model results. In periods prior to 2015, the Company estimated incurred losses on its Exploration and Production and its Oil Field Services portfolios as an aggregate portfolio. Beginning in 2015, as the performance of these two portfolios began to diverge, the Company disaggregated the analysis of incurred losses within these portfolios, which included modifying its LGD estimates for the E&P portfolio to more closely align with published industry data. Absent this change, the Company would have recorded an additional $10.0 million, or 17 cents per share, in provision expense for the year ended December 31, 2015.

The reserve for unfunded commitments is determined using similar methodologies described above for non-impaired loans. The loss factors used in the reserve for unfunded commitments are equivalent to the loss factors used in the allowance for loan losses, while also considering utilization of unused commitments.
FDIC LOSS SHARE RECEIVABLE
The Company entered into arrangements with the FDIC which obligate the FDIC to reimburse the Company for losses on certain loans associated with FDIC-assisted transactions. The indemnification assets were recorded at fair value as of the acquisition dates. The initial values of the indemnification assets were based on estimated cash flows to be received over the expected life of the acquired assets, not to exceed the term of the indemnification agreements. The reimbursable loss periods, excluding single family residential assets, ended in 2014 for three acquisitions, ended during 2015 for one acquisition, and will end during 2016 for two acquisitions. The reimbursable loss periods for single family residential assets will end in 2019 for three acquisitions, in 2020 for one acquisition, and in 2021 for two acquisitions. Assets are covered through expiration of the loss share term, at which point such assets are considered non-covered.
Because the indemnification assets are measured on the same basis as the indemnified (covered) loans, subject to contractual and collectibility limitations, the indemnification assets are impacted by changes in expected cash flows on covered assets. Increases in credit losses expected to occur within the loss share term are generally recorded as current period increases to the ACL and increase the amount collectible from the FDIC by the applicable loss share percentage. Decreases in credit losses expected to occur within the loss share term reduce the amount collectible from the FDIC and increase the amount collectible from customers in the form of prospective accretion on loans. Increases in the portion of indemnification asset collectible from customers are amortized to income. Periodic amortization represents the amount that is expected to result in symmetrical recognition of pool-level accretion and amortization over the shorter of 1) the life of the loan or 2) the life of the shared loss agreement.
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
PREMISES AND EQUIPMENT
Land is carried at cost. Buildings, furniture, fixtures, and equipment are carried at cost, less accumulated depreciation computed on a straight-line basis over the estimated useful lives of 10 to 40 years for buildings and 3 to 15 years for furniture, fixtures, and equipment. Leasehold improvements are amortized over the lease term, including any renewal periods that are reasonably assured, or the asset’s useful life, whichever is shorter. Premises and equipment are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.
SOFTWARE
Software is amortized on a straight-line basis over its estimated useful life. The estimated useful life of software is generally three years, but can vary depending on the specific facts and circumstances. Software is evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of the software may not be recoverable. Software is recorded within "other assets" on the Company’s consolidated balance sheets with carrying amounts at December 31, 2015 and 2014 of $6.2 million and $7.9 million, respectively.
GOODWILL AND OTHER INTANGIBLE ASSETS
Goodwill
Goodwill represents the excess of the consideration paid in a business combination over the fair value of the identifiable net assets acquired. Goodwill is not amortized, but is assessed for potential impairment at a reporting unit level on an annual basis, as of October 1st, or whenever events or changes in circumstances indicate that it is more likely than not the fair value of a reporting unit is less than its respective carrying amount. As part of its testing, the Company may elect to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the results of the qualitative assessment indicate that more likely than not a reporting unit’s fair value is less than its carrying amount, the Company determines the fair value of the respective reporting unit (through the application of various quantitative valuation methodologies) relative to its carrying amount to determine whether quantitative indicators of potential impairment are present (i.e., Step 1). The Company may also elect to bypass the qualitative assessment and begin with Step 1. If the results of Step 1 indicate that the fair value of the reporting unit may be below its carrying amount, the Company determines the fair value of the reporting unit’s assets and liabilities, considering deferred taxes, and then measures impairment loss by comparing the implied fair value of goodwill with the carrying amount of that goodwill (i.e., Step 2).
Title Plant
Costs incurred to construct a title plant, including the costs incurred to obtain, organize, and summarize historical information, are capitalized until the title plant can be used to perform title searches. A purchased title plant, including a purchased undivided interest in a title plant, is recorded at cost at the date of acquisition. For a title plant acquired separately or as part of a company acquisition, cost is measured as the fair value of the consideration given. Capitalized costs of a title plant are not depreciated or charged to income unless circumstances indicate that the carrying amount of the title plant has been impaired. Impairment indicators include a change in legal requirements or statutory practices, identification of obsolescence, or abandonment of the title plant, among other indicators.
Capitalized storage and retrieval costs (e.g., costs to convert from one storage retrieval system to another or to modernize the storage and retrieval systems) incurred after a title plant is operational are charged to expense in a systematic and rational manner. Title plant is recorded within "other assets" on the Company’s consolidated balance sheets.
Intangible assets subject to amortization

The Company’s acquired intangible assets that are subject to amortization include (amongst other ancillary intangibles described in Note 10) core deposit intangibles, amortized on a straight-line or accelerated basis, and a customer relationship intangible asset, amortized on an accelerated basis, over average lives not to exceed 10 years. The Company reviews intangible assets for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Impairment is identified if the sum of the undiscounted estimated future cash flows is less than the carrying value of the asset. Intangible assets are recorded within "other assets" on the Company’s consolidated balance sheets.
OTHER REAL ESTATE OWNED
Other real estate owned includes all real estate, other than bank premises used in bank operations, owned or controlled by the Company, including real estate acquired in settlement of loans. Properties are initially recognized at the recorded investment of the loan (which is the pro-rata carrying value of loans accounted for in accordance with ASC Topic 310-30, Receivables - Loans and Debt Securities Acquired with Deteriorated Credit Quality) or at estimated fair value less costs to sell, whichever is less, generally when the Company has received physical possession (legal title is not required for non-consumer residential property). The amount by which the recorded investment of the loan exceeds the fair value less costs to sell of the property is charged to the ALL. Subsequent to foreclosure, the assets are carried at the lower of cost or fair value less costs to sell. Former bank properties transferred to OREO are recorded at the lower of cost or market. Subsequent declines in the fair value of other real estate are recorded as adjustments to the carrying amount through a valuation allowance. Revenue and expenses from operations, gain or loss on sale, and changes in the valuation allowance are included in net expenses from foreclosed assets. The Company included property write-downs of $4.0 million and $3.8 million in earnings for the years ended December 31, 2015 and 2014, respectively. OREO is recorded within "other assets" on the Company’s consolidated balance sheets.
DERIVATIVE FINANCIAL INSTRUMENTS
The Company enters into various derivative financial instruments to manage interest rate risk, asset sensitivity, and other exposures such as liquidity and credit risk, as well as to facilitate customer transactions. The primary types of derivatives utilized by the Company include interest rate swap agreements, interest rate lock commitments, forward sales commitments, and written and purchased options. All derivative instruments are recognized on the consolidated balance sheets as "other assets" or "other liabilities" at fair value, regardless of whether a right of offset exists. Changes in the fair value (i.e., gains or losses) of a derivative instrument are recorded based on whether it has been designated and qualifies as part of a hedging relationship.
To facilitate customer transactions that are entered outside of the Company's risk management strategies, the Company enters into derivative instruments to allow its commercial customers to manage their exposure to interest rate fluctuations or to facilitate business transactions. These derivative instruments, including interest rate swap agreements and foreign exchange contracts, are not designated for hedge accounting (i.e., economic hedges). To mitigate the market risk associated with these customer contracts, the Company enters into offsetting derivative contract positions. The Company manages its credit risk, or potential risk of default, by its commercial customers through credit limit approval and monitoring procedures.
Derivatives Designated in Hedging Relationships
For cash flow hedges, the effective portion of the gain or loss related to the derivative instrument is initially reported as a component of OCI and subsequently reclassified into earnings when the forecasted transaction affects earnings or when the hedge is terminated. The ineffective portion of the gain or loss, if any, is reported in earnings immediately, in either "other income" or "other expense", respectively. In applying hedge accounting for derivatives (ASC Topic 815-30 Derivatives and Hedging - Cash Flow Hedges), the Company establishes and documents a method for assessing the effectiveness of the hedging derivative and a measurement approach for determining the ineffective aspect of the hedge upon the inception of the hedge.
Derivatives Not Designated in Hedging Relationships
For derivative instruments that are not designated as hedging instruments, changes in the fair value of the derivatives are recognized in earnings immediately.
Common Types of Derivatives
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
Interest rate lock commitments
The Company enters into commitments to originate mortgage loans intended for sale whereby the interest rate on the prospective loan is determined prior to funding (“rate lock”). A rate lock is provided to a borrower, subject to conditional performance obligations, for a specified period of time that typically does not exceed 60 days. Rate lock commitments on mortgage loans that are intended to be sold are recognized as derivatives. Accordingly, such commitments are recorded at fair value as derivative assets or liabilities, with changes in fair value recorded in mortgage income on the consolidated statements of comprehensive income.
Forward sales commitments
The Company uses forward sales commitments to protect the value of its rate locks and mortgage loans held for sale from changes in interest rates and pricing between the origination of the rate lock and sale of these loans, as changes in interest rates have the potential to cause a decline in value of rate locks and mortgage loans included in the held for sale portfolio. These commitments are recognized as derivatives and recorded at fair value as derivative assets or liabilities, with changes in fair value recorded in mortgage income on the consolidated statements of comprehensive income.
Equity-indexed certificates of deposit
IBERIABANK offers its customers a certificate of deposit that provides the purchaser a guaranteed return of principal at maturity plus a potential return, which allows IBERIABANK to identify a known cost of funds. The rate of return is based on the performance of a group of publicly traded stocks that represent a variety of industry segments. Because it is based on an equity index, the rate of return represents an embedded derivative that is not clearly and closely related to the host instrument and is to be accounted for separately. Accordingly, the certificate of deposit is separated into two components: a zero coupon certificate of deposit (the host instrument) and a written option purchased by the depositor (an embedded derivative). The discount on the zero coupon deposit is amortized over the life of the deposit, and the written option is carried at fair value on the Company’s consolidated balance sheets, with changes in fair value recorded through earnings. IBERIABANK offsets the risks of the written option by purchasing an option with terms that mirror the written option, which is also carried at fair value on the Company’s consolidated balance sheets.
OFF-BALANCE SHEET CREDIT-RELATED FINANCIAL INSTRUMENTS
In the ordinary course of business, the Company executes various commitments to extend credit, including commitments under commercial construction arrangements, commercial and home equity lines of credit, credit card arrangements, commercial letters of credit, and standby letters of credit. Such financial instruments are recorded on the funding date.
TRANSFERS OF FINANCIAL ASSETS
Transfers of financial assets, or portions thereof which meet the definition of a participating interest, are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when 1) the assets have been legally isolated from the Company, 2) the transferee obtains the right, free of conditions that constrain it from taking advantage of that right and provide the Company with more than a trivial benefit, to pledge or exchange the transferred assets, and 3) the Company does not maintain effective control over the transferred assets. Should the transfer not satisfy all three criteria, the transaction is recorded as a secured financing.
If the transfer is accounted for as a sale, the transferred assets are derecognized from the Company’s balance sheet and a gain or loss on sale is recognized. If the transfer is accounted for as a secured borrowing, the transferred assets remain on the Company’s balance sheet and the proceeds from the transaction are recognized as a liability.
Mortgage Servicing Rights
The Company recognizes the rights to service mortgage loans as separate assets, which are recorded in "other assets" in the consolidated balance sheets, when purchased or when servicing is contractually separated from the underlying mortgage loans by sale with servicing rights retained.
For loan sales with servicing retained, a servicing right (generally an asset) is recorded at fair value for the right to service the loans sold. All servicing rights are identified by class and subsequently accounted for under the amortization method.

INCOME TAXES
The Company and all subsidiaries file a consolidated Federal income tax return on a calendar year basis. The Company files income tax returns in the U.S. Federal jurisdiction and various state and local jurisdictions through IBERIABANK Corporation (Parent), IBERIABANK, IMC, LTC, and their subsidiaries. In lieu of Louisiana state income tax, IBERIABANK is subject to the Louisiana bank shares tax, portions of which are included in both "non-interest expense" and "income tax expense" in the Company’s consolidated statements of comprehensive income. With few exceptions, the Company is no longer subject to U.S. federal, state or local income tax examinations for years before 2011.
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
The Company recognizes interest and penalties accrued related to unrecognized tax benefits, if applicable, in "non-interest expense".
SHARE-BASED COMPENSATION PLANS
The Company issues stock options, restricted stock awards, restricted share units, performance units, and phantom awards under various plans to directors, officers, and other key employees. Compensation cost for all awards is recognized on a straight-line basis over the requisite service period, which is generally the vesting period, taking into account retirement eligibility. For service awards with graded vesting, the Company recognizes compensation cost on a straight-line basis. The majority of the Company's share-based awards qualify for equity accounting and contain service conditions. Under equity accounting, the fair value of the award is measured at the grant date and not subsequently remeasured.
In accordance with ASC 718 Compensation - Stock Compensation, for awards that contain a market condition, the Company includes the market condition in the determination of the grant date fair value of the award. Compensation cost for an award with a market condition is recognized regardless of whether the market condition is satisfied, assuming the requisite service is met. The Company does not include performance conditions in the determination of the grant date fair value of the award. Compensation cost for an award with a performance condition is not recognized if the performance condition is not satisfied. Phantom awards and performance units, accounted for as liability awards, are remeasured at each reporting period based on their fair value until the date of settlement. Compensation cost for each reporting period until settlement is based on the change (or a portion of the change, depending on the percentage of the requisite service that has been rendered at the reporting date) in the fair value of the phantom award and performance unit for each reporting period.
Compensation expense relating to share-based awards is recognized in net income as part of “salaries and employee benefits” on the consolidated statements of comprehensive income for employees and “professional services” for non-employee directors. The exercise price for the options granted by the Company is not less than the fair market value of the underlying stock at the grant date.
EARNINGS PER COMMON SHARE
Basic earnings per share represents income available to common shareholders divided by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares, in the form of stock options or restricted stock units, had been issued, as well as any adjustment to income that would result from the assumed issuance. Participating common shares issued by the Company relate to unvested outstanding restricted stock awards, the earnings allocated to which are used in determining income available to common shareholders under the two-class method. The two-class method allocates earnings for the period between common shareholders and other participating securities holders. The participating awards receiving dividends are allocated the same percentage of income as if they were outstanding shares.
SHARE REPURCHASES
Repurchases of the Company’s common stock are recorded at cost.
Effective January 1, 2015, companies incorporated in Louisiana became subject to the Louisiana Business Corporation Act (which replaced the Louisiana Business Corporation Law). Provisions of the Louisiana Business Corporation Act eliminated the concept of treasury stock and provide that shares reacquired by a company are to be treated as authorized but unissued shares. As a result of this change in law, for the consolidated financial statements beginning with the quarterly period ended

March 31, 2015, the Company classifies shares previously classified as treasury stock as a reduction to issued shares of common stock, and accordingly, adjusts the stated value of common stock and paid-in-capital.
COMPREHENSIVE INCOME
Accounting principles generally require that recognized revenue, expenses, gains, and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities and cash flow hedges, are reported as a separate component of the shareholders’ equity section of the consolidated balance sheets, such items, along with net income, are components of comprehensive income.
FAIR VALUE MEASUREMENTS
Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company estimates fair value based on the assumptions market participants would use when selling an asset or transferring a liability and characterizes such measurements within the fair value hierarchy based on the inputs used to develop those assumptions and measure fair value. The hierarchy requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

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

•
Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies, and similar techniques that use significant unobservable inputs.

A description of the valuation methodologies used for instruments measured at fair value follows, as well as the classification of such instruments within the valuation hierarchy. The descriptions below are exclusive of assets or liabilities acquired in business combinations, as all such instruments are required to initially be measured at fair value.
Cash and cash equivalents
The carrying amounts of cash and cash equivalents approximate their fair value.
Investment securities
Securities are classified within Level 1 where quoted market prices are available in an active market. Inputs include securities that have quoted prices in active markets for identical assets. If quoted market prices are unavailable, fair value is estimated using quoted prices of securities with similar characteristics, at which point the securities are classified within Level 2 of the hierarchy.
Mortgage loans held for sale
Mortgage loans originated and held for sale are recorded at fair value under the fair value option, unless otherwise noted. When determining the fair value of loans held for sale, the Company obtains quotes or bids on these loans directly from the purchasing financial institutions (Level 2).
Loans
The fair values of non-covered mortgage loans are estimated based on present values using entry-value rates (the interest rate that would be charged for a similar loan to a borrower with similar risk at the indicated balance sheet date) at December 31, 2015 and 2014, weighted for varying maturity dates. Other non-covered loans are valued based on present values using entry-value interest rates at December 31, 2015 and 2014 applicable to each category of loans, which are classified within Level 3 of the hierarchy. Covered loans are measured using projections of expected cash flows, exclusive of the loss sharing agreements with the FDIC. Fair value of the covered loans reflects the current fair value of these loans, which is based on an updated estimate of the projected cash flow as of the dates indicated. The fair value associated with the loans includes estimates related to expected prepayments and the amount and timing of undiscounted expected principal, interest and other cash flows, which also are classified within Level 3 of the hierarchy.
Impaired loans

Loans are measured for impairment using the methods permitted by ASC Topic 310, Receivables. Fair value measurements are used in determining impairment using either the loan’s observable market price (Level 1), if available, or the fair value of the collateral, if the loan is collateral dependent (Level 2). Measuring the impairment of loans using the present value of expected future cash flows, discounted at the loan’s effective interest rate, is not considered a fair value measurement. Fair value of the collateral is determined by appraisals or independent valuation.
FDIC Loss Share Receivables
The fair value of FDIC loss share receivables are determined using projected cash flows from loss sharing agreements based on expected reimbursements for losses at the applicable loss sharing percentages based on the terms of the loss share agreements. Cash flows are discounted to reflect the timing and receipt of the loss sharing reimbursements from the FDIC. The fair value of the Company’s FDIC loss share receivables are categorized within Level 3 of the hierarchy.
Other real estate owned
Fair values of OREO are determined by sales agreement or appraisal and costs to sell are based on estimation per the terms and conditions of the sales agreement or amounts commonly used in real estate transactions. Inputs include appraisal values on the properties or recent sales activity for similar assets in the property’s market, and thus OREO measured at fair value is classified within Level 2 of the hierarchy.
Derivative financial instruments
Fair values of interest rate swaps, interest rate locks, forward sales commitments, and written and purchased options are estimated using prices of financial instruments with similar characteristics and thus are classified within Level 2 of the fair value hierarchy.
Deposits
The fair values of NOW accounts, money market deposits and savings accounts are the amounts payable on demand at the reporting date. Certificates of deposit are valued using a discounted cash flow model based on the weighted-average rate at December 31, 2015 and 2014 for deposits with similar remaining maturities. The fair value of the Company’s deposits are categorized within Level 3 of the fair value hierarchy.
Short-term borrowings
The carrying amounts of short-term borrowings maturing within ninety days approximate their fair values.
Long-term debt
The fair values of long-term debt are estimated using discounted cash flow analyses based on the Company’s current incremental borrowing rates for similar types of borrowing arrangements. The fair value of the Company’s long-term debt is categorized within Level 3 of the fair value hierarchy.
Off-balance sheet items
The Company has outstanding commitments to extend credit and standby letters of credit. These off-balance sheet financial instruments are generally exercisable at the market rate prevailing at the date the underlying transaction will be completed. At December 31, 2015 and 2014, the fair value of guarantees under commercial and standby letters of credit was immaterial.
NOTE 2 – RECENT ACCOUNTING PRONOUNCEMENTS
ASU No. 2014-01
In January 2014, the FASB issued ASU No. 2014-01, Investments - Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Qualified Affordable Housing Projects (a consensus of the FASB Emerging Issues Task Force). The ASU allows for use of the proportional amortization method for investments in qualified affordable housing projects, if certain conditions are met. Under the proportional amortization method, the initial cost of the investment is amortized in proportion to the tax credits and other tax benefits received and the net investment performance is recognized in the consolidated statements of comprehensive income as a component of income tax expense. The ASU provides for a practical expedient, which allows for amortization of the investment in proportion to only the tax credits if it produces a measurement that is substantially similar to the measurement that would result from using both tax credits and other tax benefits.

The ASU was effective for fiscal years and interim periods beginning after December 15, 2014. The Company adopted this guidance effective January 1, 2015, utilizing the practical expedient method. Amortization expense related to qualified affordable housing investments has been presented net of the income tax credits in "income tax expense" in the consolidated statements of comprehensive income. The standard was required to be applied retrospectively; therefore, prior periods have been restated in accordance with GAAP. The impact of the adoption of ASU 2014-01 was not material to the consolidated financial statements in current or prior periods.
ASU No. 2014-09 and 2015-14
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
In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers - Deferral of the Effective Date, which deferred the original effective date declared in ASU No. 2014-09 by one year. Accordingly, the amendments in ASU No. 2014-09 will be effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that annual reporting period. The amendments will be applied through the election of one of two retrospective methods. The Company is currently assessing the effect, but does not expect the adoption will have a significant impact on the Company’s consolidated financial statements.
ASU No. 2015-02
In February 2015, the FASB issued ASU No. 2015-02, Consolidation - Amendments to the Consolidation Analysis, which changes the analysis that a reporting entity must perform to determine whether it should consolidate certain types of legal entities. The amendments in the guidance: 1) modify the evaluation of whether limited partnerships and similar legal entities are variable interest entities or voting interest entities, 2) eliminate the presumption that a general partner should consolidate a limited partnership, 3) affect the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships, and 4) provide a scope exception from consolidation guidance for certain investment funds.
ASU No. 2015-02 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. The guidance may be applied using a modified retrospective approach by recording a cumulative effect adjustment to equity as of the beginning of the fiscal year of adoption. The amendments may also be applied retrospectively. The Company does not believe the adoption of the ASU will have a significant impact on the Company’s consolidated financial statements.
ASU No. 2015-03
In April 2015, the FASB issued ASU No. 2015-03, Interest-Imputation of Interest: Simplifying the Presentation of Debt Issuance Costs, in an effort to comply with its simplification initiative to reduce complexity in accounting standards. ASU No. 2015-03 requires debt issuance costs related to a debt liability be presented in the balance sheet as a direct deduction from the carrying amount of the debt liability. ASU No. 2015-03 does not affect recognition and measurement guidance for debt issuance costs.
ASU No. 2015-03 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. The amendment will be applied retrospectively. The adoption of this ASU will not have a significant impact on the Company's consolidated financial statements.
ASU No. 2015-05
In April 2015, the FASB issued ASU No. 2015-05, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement, which provides guidance to customers about whether a cloud computing arrangement includes a software license. If a cloud computing arrangement includes a software license, then the customer should account for the software license element of the arrangement consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the customer should account for the arrangement as a service contract. The determination of whether an arrangement contains a software license may impact the classification of the costs associated with the arrangement and the reporting period in which the costs are recognized as expense.

The amendments will be effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2015. The Company has determined it will elect to adopt the amendments prospectively to all arrangements entered into or materially modified beginning January 1, 2016. The amendments will be applied prospectively on an individual arrangement basis and the impact to the Company’s consolidated financial statements will vary depending on the terms and conditions of the individual arrangement.
ASU No. 2015-16
In September 2015, the FASB issued ASU No. 2015-16, Business Combinations: Simplifying the Accounting for Measurement-Period Adjustments. ASU No. 2015-16 requires that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined and present separately on the face of the income statement or disclose in the notes the portion of the amount recorded in current period earnings by line item that would have been have been recorded in previous reporting periods if the adjustment had been recognized as of the acquisition date.
ASU No. 2015-16 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. The guidance must be applied prospectively for adjustments to provisional amounts that occur after the effective date of this update with earlier application permitted for financial statements that have not been issued. The Company adopted this guidance effective September 30, 2015. The adoption of this ASU did not have a material impact on the Company’s consolidated financial statements.
ASU No. 2016-01
In January 2016, the FASB issued ASU No. 2016-01, Financial Statements - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. The amendments will not change the guidance for classifying and measuring investments in debt securities or loans; however, the significant amendments will include changes related to how entities measure certain equity investments, recognize changes in the fair value of financial liabilities measured under the fair value option that are attributable to instrument-specific credit risk, and disclose and present financial assets and liabilities on the Company’s consolidated financial statements.
Specifically, the aforementioned amendments will require measurement of equity investments at fair value, with changes recognized in net income, unless the investments qualify for the new practicability exception, the equity method of accounting, or consolidation. For financial liabilities measured using the fair value option, any change in fair value caused by a change in an entity’s own credit risk will be recognized separately in OCI, as opposed to earnings. The amendments will also require entities to present financial assets and financial liabilities separately, grouped by measurement category and form of financial asset in the statement of financial position or in the accompanying notes to the financial statements. Entities will also no longer have to disclose the methods and significant assumptions for financial instruments measured at amortized cost, but will be required to measure such instruments under the “exit price” notion for disclosure purposes.
ASU No. 2016-01 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. An entity will record a cumulative-effect adjustment to beginning retained earnings as of the beginning of the first reporting period in which the guidance is adopted, with two exceptions. The amendments related to equity investments without readily determinable fair values (including disclosure requirements) will be effective prospectively. The requirement to use the exit price notion to measure the fair value of financial instruments for disclosure purposes will also be applied prospectively. The Company is currently evaluating the impact of the ASU on the Company’s consolidated financial statements.
NOTE 3 –ACQUISITION ACTIVITY
2015 Acquisitions
Acquisition of Florida Bank Group, Inc.
On February 28, 2015, the Company acquired Florida Bank Group, Inc. ("Florida Bank Group"), the holding company of Florida Bank, a Tampa, Florida-based commercial bank servicing Tampa, Tallahassee and Jacksonville, Florida. Under the terms of the agreement, Florida Bank Group shareholders received a combination of cash and shares of the Company’s common stock. Florida Bank Group shareholders received cash equal to $7.81 per share of then outstanding Florida Bank Group common stock, including shares of preferred stock that converted to common shares in the acquisition. Each Florida Bank Group common share was exchanged for 0.149 of a share of the Company’s common stock, as well as a cash payment for any fractional share. All unexercised Florida Bank Group stock options at the closing date were settled for cash at fair value based on the closing price.

The Company acquired all of the outstanding common stock of the former Florida Bank Group shareholders for total consideration of $90.5 million, which resulted in goodwill of $15.7 million, as shown in the table below. With this acquisition, IBERIABANK entered the Tampa, Tallahassee and Jacksonville areas of Florida through the addition of 12 bank offices and an experienced in-market team that enhances IBERIABANK's ability to compete in those markets. The Company projects cost savings will be recognized in future periods through the elimination of redundant operations. The following summarizes consideration paid and a preliminary allocation of purchase price to net assets acquired.

(Dollars in thousands)	Number of Shares	Amount
Equity consideration
Common stock issued	752,493	$47,497
Total equity consideration		47,497
Non-Equity consideration
Cash		42,988
Total consideration paid		90,485
Fair value of net assets assumed including identifiable intangible assets		74,781
Goodwill		$15,704
Acquisition of Old Florida Bancshares, Inc.
On March 31, 2015, the Company acquired Old Florida Bancshares, Inc. (“Old Florida”), the holding company of Old Florida Bank and New Traditions Bank, which were Orlando, Florida-based commercial banks. Under the terms of the agreement, for each share of Old Florida common stock outstanding, Old Florida shareholders received 0.34 of a share of the Company’s common stock, as well as a cash payment for any fractional share.
The Company acquired all of the outstanding common stock of the former Old Florida shareholders for total consideration of $253.2 million, which resulted in goodwill of $99.6 million, as shown in the table below. With this acquisition, IBERIABANK entered into the Orlando, Florida MSA through the addition of 14 bank offices and an experienced in-market team. The Company projects cost savings will be recognized in future periods through the elimination of redundant operations. The following summarizes consideration paid and a preliminary allocation of purchase price to net assets acquired.

(Dollars in thousands)	Number of Shares	Amount
Equity consideration
Common stock issued	3,839,554	$242,007
Total equity consideration		242,007
Non-Equity consideration
Cash		11,145
Total consideration paid		253,152
Fair value of net assets assumed including identifiable intangible assets		153,514
Goodwill		$99,638
Acquisition of Georgia Commerce Bancshares, Inc.
On May 31, 2015, the Company acquired Georgia Commerce Bancshares, Inc. (“Georgia Commerce”), the holding company of Georgia Commerce Bank. Under the terms of the agreement, Georgia Commerce shareholders received 0.6134 of a share of the Company's common stock for each of the Georgia Commerce common stock shares outstanding, as well as a cash payment for any fractional share. All unexercised Georgia Commerce stock options on the closing date were settled for cash at fair value based on the closing price.
The Company acquired all of the outstanding common stock of the former Georgia Commerce shareholders for total consideration of $190.3 million, which resulted in goodwill of $87.3 million, as shown in the table below. With this acquisition, IBERIABANK entered into the Atlanta, Georgia MSA through the addition of nine bank offices and an experienced in-market team. The Company projects cost savings will be recognized in future periods through elimination of redundant operations. The following summarizes consideration paid and a preliminary allocation of purchase price to net assets acquired.

(Dollars in thousands)	Number of Shares	Amount
Equity consideration
Common stock issued	2,882,357	$185,249
Total equity consideration		185,249
Non-Equity consideration
Cash		5,015
Total consideration paid		190,264
Fair value of net assets assumed including identifiable intangible assets		102,945
Goodwill		$87,319
The Company accounted for the aforementioned business combinations under the acquisition method in accordance with ASC Topic 805, Business Combinations. Accordingly, for each transaction the purchase price is allocated to the fair value of the assets acquired and liabilities assumed as of the date of acquisition. The following purchase price allocations on these acquisitions are preliminary and will be finalized upon the receipt of final valuations on certain assets and liabilities. In conjunction with the adoption of ASU 2015-16 as of September 30, 2015, upon receipt of final fair value estimates during the measurement period, which must be within one year of the acquisition dates, the Company will record any adjustments to the preliminary fair value estimates in the reporting period in which the adjustments are determined. Information regarding the Company's loan discounts and related deferred tax assets, core deposit intangible assets and related deferred tax liabilities, as well as income taxes payable and the related deferred tax balances, among other assets and liabilities recorded in the acquisitions, may be adjusted as the Company refines its estimates. Determining the fair value of assets and liabilities, particularly illiquid assets and liabilities, is a complicated process involving significant judgment. Fair value adjustments based on updated estimates could materially affect the goodwill recorded on the acquisitions. The Company may incur losses on the acquired loans that are materially different from losses the Company originally projected and included in the fair value estimates of loans.

The acquired assets and liabilities, as well as the preliminary adjustments to record those assets and liabilities at their estimated fair values, are presented in the following tables.

Florida Bank Group	As Acquired	Preliminary Fair Value Adjustments		As recorded by the Company
(Dollars in thousands)
Assets
Cash and cash equivalents	$72,982	$—		$72,982
Investment securities	107,236	136	(1)	107,372
Loans	312,902	(5,371)	(2)	307,531
Other real estate owned	498	(75)	(3)	423
Core deposit intangible	—	4,489	(4)	4,489
Deferred tax asset, net	19,889	8,569	(5)	28,458
Other assets	29,817	(8,949)	(6)	20,868
Total Assets	$543,324	$(1,201)		$542,123
Liabilities
Interest-bearing deposits	$282,417	$263	(7)	$282,680
Non-interest-bearing deposits	109,548	—		109,548
Borrowings	60,000	8,598	(8)	68,598
Other liabilities	1,898	4,618	(9)	6,516
Total Liabilities	$453,863	$13,479		$467,342
Explanation of certain fair value adjustments:

(1)	The amount represents the adjustment of the book value of Florida Bank Group’s investments to their estimated fair values on the date of acquisition.

(2)
The amount represents the adjustment of the book value of Florida Bank Group's loans to their estimated fair values based on current interest rates and expected cash flows, which includes estimates of expected credit losses inherent in the portfolio.

(3)	The adjustment represents the adjustment of Florida Bank Group's OREO to its estimated fair value less costs to sell on the date of acquisition.

(4)	The amount represents the fair value of the core deposit intangible asset created in the acquisition.

(5)	The amount represents the net deferred tax asset recognized on the fair value adjustments of Florida Bank Group acquired assets and assumed liabilities.

(6)
The amount represents the adjustment of the book value of Florida Bank Group’s property, equipment, and other assets to their estimated fair values at the acquisition date based on their appraised value.

(7)	The amount represents the adjustment of the book value of Florida Bank Group's time deposits to their estimated fair values at the date of acquisition.

(8)
The amount represents the adjustment of the book value of Florida Bank Group’s borrowings to their estimated fair value based on current interest rates and the credit characteristics inherent in the liability.

(9)	The amount is necessary to record Florida Bank Group's rent liability at fair value.

Old Florida	As Acquired	Preliminary Fair Value Adjustments		As recorded by the Company
(Dollars in thousands)
Assets
Cash and cash equivalents	$360,688	$—		$360,688
Investment securities	67,209	—		67,209
Loans held for sale	5,952	—		5,952
Loans	1,073,773	(10,822)	(1)	1,062,951
Other real estate owned	4,515	1,449	(2)	5,964
Core deposit intangible	—	6,821	(3)	6,821
Deferred tax asset, net	10,629	4,388	(4)	15,017
Other assets	30,549	(7,238)	(5)	23,311
Total Assets	$1,553,315	$(5,402)		$1,547,913
Liabilities
Interest-bearing deposits	$1,048,765	$123	(6)	$1,048,888
Non-interest-bearing deposits	340,869	—		340,869
Borrowings	1,528	—		1,528
Other liabilities	3,038	76	(7)	3,114
Total Liabilities	$1,394,200	$199		$1,394,399
Explanation of certain fair value adjustments:

(1)
The amount represents the adjustment of the book value of Old Florida's loans to their estimated fair values based on current interest rates and expected cash flows, which includes estimates of expected credit losses inherent in the portfolio.

(2)	The adjustment represents the adjustment of Old Florida's OREO to its estimated fair value less costs to sell on the date of acquisition.

(3)	The amount represents the fair value of the core deposit intangible asset created in the acquisition.

(4)	The amount represents the net deferred tax asset recognized on the fair value adjustments of Old Florida acquired assets and assumed liabilities.

(5)	The amount represents the adjustment of the book value of Old Florida’s property, equipment, and other assets to their estimated fair values at the acquisition date based on their appraised value.

(6)	The amount represents the adjustment of the book value of Old Florida's time deposits to their estimated fair values on the date of acquisition.

(7)	The adjustment is necessary to record Old Florida's rent liability at fair value.

Georgia Commerce	As Acquired	Preliminary Fair Value Adjustments		As recorded by the Company
(Dollars in thousands)
Assets
Cash and cash equivalents	$51,059	$—		$51,059
Investment securities	135,710	(806)	(1)	134,904
Loans held for sale	1,249	—		1,249
Loans	807,726	(15,606)	(2)	792,120
Other real estate owned	9,795	(4,207)	(3)	5,588
Core deposit intangible	—	6,720	(4)	6,720
Deferred tax asset, net	5,031	5,451	(5)	10,482
Other assets	28,952	(657)	(6)	28,295
Total Assets	$1,039,522	$(9,105)		$1,030,417
Liabilities
Interest-bearing deposits	$658,133	$176	(7)	$658,309
Non-interest-bearing deposits	249,739	—		249,739
Borrowings	13,203	—		13,203
Other liabilities	6,221	—		6,221
Total Liabilities	$927,296	$176		$927,472

Explanation of certain fair value adjustments:

(1)	The amount represents the adjustment of the book value of Georgia Commerce’s investments to their estimated fair values on the date of acquisition.

(2)
The amount represents the adjustment of the book value of Georgia Commerce's loans to their estimated fair values based on current interest rates and expected cash flows, which includes estimates of expected credit losses inherent in the portfolio.

(3)	The adjustment represents the adjustment of Georgia Commerce's OREO to its estimated fair value less costs to sell on the date of acquisition.

(4)	The amount represents the fair value of the core deposit intangible asset created in the acquisition.

(5)	The amount represents the net deferred tax asset recognized on the fair value adjustments of Georgia Commerce acquired assets and assumed liabilities.

(6)	The amount represents the adjustment of the book value of Georgia Commerce’s property, equipment, and other assets to their estimated fair value at the acquisition date based on their appraised value.

(7)	The amount represents the adjustment of the book value of Georgia Commerce's time deposits to their estimated fair values at the date of acquisition.
Supplemental unaudited pro forma information
The following unaudited pro forma information for the years ended December 31, 2014 and 2013 reflect the Company’s estimated consolidated results of operations as if the acquisitions of Florida Bank Group, Old Florida, and Georgia Commerce occurred at January 1, 2014, unadjusted for potential cost savings and preliminary purchase price adjustments.

(Dollars in thousands, except per share data)	2014	2013
Interest and non-interest income	$803,722	$699,308
Net income	172,554	69,625
Earnings per share - basic	4.39	1.88
Earnings per share - diluted	4.38	1.88
The Company’s consolidated financial statements as of and for the year ended December 31, 2015 include the operating results of the acquired assets and assumed liabilities for the days subsequent to the respective acquisition dates. Due to the system conversions of the acquired entities throughout the current year and subsequent streamlining and integration of the operating activities into those of the Company, historical reporting for the former Florida Bank Group, Old Florida, and Georgia

Commerce branches is impracticable and thus disclosure of the revenue from the assets acquired and income before income taxes is impracticable for the period subsequent to acquisition.
2014 Acquisitions
During 2014, the Company completed the acquisitions of Trust-One Memphis, Teche and First Private. The following table summarizes consideration paid, net assets acquired and goodwill recognized.

(Dollars in thousands)	Consideration Paid	Net Assets Acquired	Goodwill Recognized
Trust One Bank - Memphis Operations	$—	$(8,596)	$8,596
Teche Holding Company	156,740	76,311	80,429
First Private Holdings, Inc.	58,640	32,387	26,253

In addition, during 2014, the Company's subsidiary, LTC, acquired certain assets from The Title Company, LLC, a title office in Baton Rouge, Louisiana, and Louisiana Abstract and Title, LLC, a title office in Shreveport, Louisiana. These two acquisitions were immaterial and the assets recognized were primarily from goodwill and additional intangible assets.

NOTE 4 – INVESTMENT SECURITIES
The amortized cost and fair values of investment securities, with gross unrealized gains and losses, consist of the following:

	December 31, 2015
(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Securities available for sale:
U.S. Government-sponsored enterprise obligations	$252,514	$1,161	$(1,592)	$252,083
Obligations of state and political subdivisions	182,541	5,429	(9)	187,961
Mortgage-backed securities	2,272,879	8,457	(16,523)	2,264,813
Other securities	95,496	430	(497)	95,429
Total securities available for sale	$2,803,430	$15,477	$(18,621)	$2,800,286
Securities held to maturity:
Obligations of state and political subdivisions	$69,979	$2,803	$(101)	$72,681
Mortgage-backed securities	28,949	107	(776)	28,280
Total securities held to maturity	$98,928	$2,910	$(877)	$100,961

	December 31, 2014
(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Securities available for sale:
U.S. Government-sponsored enterprise obligations	$317,386	$1,700	$(3,533)	$315,553
Obligations of state and political subdivisions	86,513	3,679	(2)	90,190
Mortgage-backed securities	1,741,917	16,882	(7,184)	1,751,615
Other securities	1,460	35	—	1,495
Total securities available for sale	$2,147,276	$22,296	$(10,719)	$2,158,853
Securities held to maturity:
U.S. Government-sponsored enterprise obligations	$10,000	$88	$—	$10,088
Obligations of state and political subdivisions	77,597	3,153	(145)	80,605
Mortgage-backed securities	29,363	151	(726)	28,788
Total securities held to maturity	$116,960	$3,392	$(871)	$119,481
Securities with carrying values of $1.4 billion were pledged to secure public deposits and other borrowings at both December 31, 2015 and 2014.

Information pertaining to securities with gross unrealized losses, aggregated by investment category and length of time that individual securities have been in a continuous loss position, is as follows:

	December 31, 2015
	Less Than Twelve Months		Over Twelve Months		Total
(Dollars in thousands)	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value
Securities available for sale:
U.S. Government-sponsored enterprise obligations	$(1,214)	$177,839	$(378)	$28,116	$(1,592)	$205,955
Obligations of state and political subdivisions	(9)	5,765	—	—	(9)	5,765
Mortgage-backed securities	(11,737)	1,279,914	(4,786)	185,215	(16,523)	1,465,129
Other securities	(488)	51,975	(9)	499	(497)	52,474
Total securities available for sale	$(13,448)	$1,515,493	$(5,173)	$213,830	$(18,621)	$1,729,323

Securities held to maturity:
Obligations of state and political subdivisions	$(9)	$1,999	$(92)	$4,162	$(101)	$6,161
Mortgage-backed securities	(45)	3,530	(731)	17,573	(776)	21,103
Total securities held to maturity	$(54)	$5,529	$(823)	$21,735	$(877)	$27,264

	December 31, 2014
	Less Than Twelve Months		Over Twelve Months		Total
(Dollars in thousands)	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value
Securities available for sale:
U.S. Government-sponsored enterprise obligations	$—	$—	$(3,533)	$240,498	$(3,533)	$240,498
Obligations of state and political subdivisions	(2)	185	—	—	(2)	185
Mortgage-backed securities	(1,189)	304,686	(5,995)	294,549	(7,184)	599,235
Total securities available for sale	$(1,191)	$304,871	$(9,528)	$535,047	$(10,719)	$839,918

Securities held to maturity:
Obligations of state and political subdivisions	$(9)	$2,287	$(136)	$8,590	$(145)	$10,877
Mortgage-backed securities	—	—	(726)	20,812	(726)	20,812
Total securities held to maturity	$(9)	$2,287	$(862)	$29,402	$(871)	$31,689

The Company assessed the nature of the unrealized losses in its portfolio as of December 31, 2015 and 2014 to determine if there are losses that should be deemed other-than-temporary. In its analysis of these securities, management considered numerous factors to determine whether there were instances where the amortized cost basis of the debt securities would not be fully recoverable, including, but not limited to:

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

Management believes it has considered these factors, as well as all relevant information available, when determining the expected future cash flows of the securities in question. In each instance, management has determined the cost basis of the securities would be fully recoverable. Management also has the intent to hold debt securities until their maturity or anticipated recovery if the security is classified as available for sale. In addition, management does not believe the Company will be required to sell debt securities before the anticipated recovery of the amortized cost basis of the security. As a result of the Company's analysis, no declines in the estimated fair value of the Company's investment securities were deemed to be other-than-temporary at December 31, 2015 or 2014.
At December 31, 2015, 252 debt securities had unrealized losses of 1.10% of the securities’ amortized cost basis. At December 31, 2014, 112 debt securities had unrealized losses of 1.31% of the securities’ amortized cost basis. The unrealized losses for each of the securities related to market interest rate changes and not credit concerns of the issuers. Additional information on securities that have been in a continuous loss position for over twelve months at December 31 is presented in the following table.

(Dollars in thousands)	2015	2014
Number of securities
Issued by Fannie Mae, Freddie Mac, or Ginnie Mae	40	66
Issued by political subdivisions	2	5
Other	1	—
	43	71
Amortized Cost Basis
Issued by Fannie Mae, Freddie Mac, or Ginnie Mae	$236,800	$566,113
Issued by political subdivisions	4,253	8,727
Other	508	—
	$241,561	$574,840
Unrealized Loss
Issued by Fannie Mae, Freddie Mac, or Ginnie Mae	$5,895	$10,254
Issued by political subdivisions	92	136
Other	9	—
	$5,996	$10,390
The Fannie Mae, Freddie Mac, and Ginnie Mae securities are rated AA+ by S&P and Aaa by Moodys. Two of the securities in a continuous loss position for over twelve months were issued by political subdivisions. The securities issued by political subdivisions have S&P credit ratings ranging from AA to AAA and Moody's credit ratings ranging from Aa2 to Aaa.
The amortized cost and estimated fair value of investment securities by maturity at December 31, 2015 are presented in the following table. Securities are classified according to their contractual maturities without consideration of principal amortization, potential prepayments or call options. Accordingly, actual maturities may differ from contractual maturities. Weighted average yields are calculated on the basis of the yield to maturity based on the amortized cost of each security.

	Securities Available for Sale			Securities Held to Maturity
(Dollars in thousands)	Weighted Average Yield	Amortized Cost	Estimated Fair Value	Weighted Average Yield	Amortized Cost	Estimated Fair Value
Within one year or less	2.02%	$14,360	$14,373	3.83%	$75	$75
One through five years	1.72	318,423	318,718	3.06	13,627	13,989
After five through ten years	2.31	501,217	506,856	2.89	16,278	16,914
Over ten years	2.14	1,969,430	1,960,339	2.91	68,948	69,983
	2.12%	$2,803,430	$2,800,286	2.93%	$98,928	$100,961

The following is a summary of realized gains and losses from the sale of securities classified as available for sale. Gains or losses on securities sold are recorded on the trade date, using the specific identification method.

	Year Ended December 31
(Dollars in thousands)	2015	2014	2013
Realized gains	$1,834	$863	$2,387
Realized losses	(259)	(92)	(110)
	$1,575	$771	$2,277
In addition to the gains above, the Company realized certain immaterial gains on calls of securities held to maturity.
Other Equity Securities
The Company accounts for the following securities at amortized cost, which approximates fair value, in “other assets” on the consolidated balance sheets at December 31:

(Dollars in thousands)	2015	2014
Federal Home Loan Bank (FHLB) stock	$16,265	$38,476
Federal Reserve Bank (FRB) stock	48,584	34,348
Other investments	1,159	1,306
	$66,008	$74,130

NOTE 5 – LOANS
Loans consist of the following, segregated into legacy and acquired loans, for the periods indicated:

	December 31, 2015
(Dollars in thousands)	Legacy Loans	Acquired Loans	Total
Commercial loans:
Real estate	$4,504,062	$1,569,449	$6,073,511
Commercial and industrial	2,952,102	492,476	3,444,578
Energy-related	677,177	3,589	680,766
	8,133,341	2,065,514	10,198,855
Residential mortgage loans:
Residential 1-4 family	610,986	501,296	1,112,282
Construction / Owner Occupied	83,037	—	83,037
	694,023	501,296	1,195,319
Consumer and other loans:
Home equity	1,575,643	490,524	2,066,167
Indirect automobile	246,214	84	246,298
Other	541,299	79,490	620,789
	2,363,156	570,098	2,933,254
Total	$11,190,520	$3,136,908	$14,327,428

	December 31, 2014
(Dollars in thousands)	Legacy Loans	Acquired Loans	Total
Commercial loans:
Real estate	$3,676,811	$684,968	$4,361,779
Commercial and industrial	2,452,521	119,174	2,571,695
Energy-related	872,866	7,742	880,608
	7,002,198	811,884	7,814,082
Residential mortgage loans:
Residential 1-4 family	495,638	552,603	1,048,241
Construction / Owner Occupied	32,056	—	32,056
	527,694	552,603	1,080,297
Consumer and other loans:
Home equity	1,290,976	310,129	1,601,105
Indirect automobile	396,766	392	397,158
Other	451,080	97,322	548,402
	2,138,822	407,843	2,546,665
Total	$9,668,714	$1,772,330	$11,441,044
Since 2009, the Company has acquired certain assets and liabilities of six failed banks. Substantially all of the loans and foreclosed real estate that were acquired through these transactions were covered by loss share agreements between the FDIC and IBERIABANK, which afforded IBERIABANK loss protection. Covered loans, which are included in acquired loans in the tables above, were $229.2 million and $444.5 million at December 31, 2015 and 2014, respectively, of which $191.7 million and $220.5 million, respectively, were residential mortgage and home equity loans. Refer to Note 7 for additional information regarding the Company’s loss sharing agreements.
Net deferred loan origination fees were $18.7 million and $11.2 million at December 31, 2015 and 2014, respectively. In addition to loans issued in the normal course of business, the Company considers overdrafts on customer deposit accounts to be loans and reclassifies these overdrafts as loans in its consolidated balance sheets. At December 31, 2015 and 2014, overdrafts of $5.1 million and $5.6 million, respectively, have been reclassified to loans.

Loans with carrying values of $3.9 billion and $3.1 billion were pledged as collateral for borrowings at December 31, 2015 and 2014, respectively.
Aging Analysis
The following tables provide an analysis of the aging of loans as of December 31, 2015 and 2014. Due to the difference in accounting for acquired loans, the tables below further segregate the Company’s loans between loans originated by the Company ("legacy loans") and acquired loans.

	December 31, 2015
	Legacy loans
	Past Due (1)				Current	Total Legacy Loans, Net of Unearned Income	Recorded Investment > 90 days and Accruing
(Dollars in thousands)	30-59 days	60-89 days	> 90 days	Total
Commercial real estate - Construction	$801	$—	$120	$921	$635,560	$636,481	$—
Commercial real estate - Other	2,687	793	15,517	18,997	3,848,584	3,867,581	95
Commercial and industrial	1,208	739	6,746	8,693	2,943,409	2,952,102	87
Energy-related	15	—	7,081	7,096	670,081	677,177	—
Residential mortgage	1,075	2,485	14,116	17,676	676,347	694,023	442
Consumer - Home equity	3,549	870	5,628	10,047	1,565,596	1,575,643	—
Consumer - Indirect automobile	2,187	518	1,181	3,886	242,328	246,214	—
Consumer - Credit card	394	113	394	901	76,360	77,261	—
Consumer - Other	1,923	752	769	3,444	460,594	464,038	—
Total	$13,839	$6,270	$51,552	$71,661	$11,118,859	$11,190,520	$624

	December 31, 2014
	Legacy loans
	Past Due (1)				Current	Total Legacy Loans, Net of Unearned Income	Recorded Investment > 90 days and Accruing
(Dollars in thousands)	30-59 days	60-89 days	> 90 days	Total
Commercial real estate - Construction	$507	$—	$69	$576	$483,663	$484,239	$—
Commercial real estate - Other	11,799	148	6,859	18,806	3,173,766	3,192,572	—
Commercial and industrial	1,589	1,860	3,225	6,674	2,445,847	2,452,521	200
Energy-related	—	—	27	27	872,839	872,866	—
Residential mortgage	1,389	2,616	14,900	18,905	508,789	527,694	538
Consumer - Home equity	4,096	595	7,420	12,111	1,278,865	1,290,976	16
Consumer - Indirect automobile	2,447	396	1,419	4,262	392,504	396,766	—
Consumer - Credit card	253	163	1,032	1,448	71,297	72,745	—
Consumer - Other	1,285	424	773	2,482	375,853	378,335	—
Total	$23,365	$6,202	$35,724	$65,291	$9,603,423	$9,668,714	$754

(1)
Past due loans greater than 90 days include all loans on non-accrual status, regardless of past due status, as of the period indicated. Non-accrual loans are presented separately in the “Non-accrual Loans” section below.

	December 31, 2015
	Acquired loans
	Past Due (1)				Current	Discount/ Premium	Total Acquired Loans, Net of Unearned Income	Recorded Investment > 90 days and Accruing
(Dollars in thousands)	30-59 days	60-89 days	> 90 days	Total
Commercial real estate - Construction	$216	$117	$6,994	$7,327	$120,467	$(2,368)	$125,426	$6,994
Commercial real estate - Other	4,295	2,024	53,558	59,877	1,434,966	(50,820)	1,444,023	52,067
Commercial and industrial	1,016	1,276	6,829	9,121	490,255	(6,900)	492,476	5,674
Energy-related	—	—	1,368	1,368	2,221	—	3,589	1,198
Residential mortgage	73	1,806	22,873	24,752	506,103	(29,559)	501,296	21,765
Consumer - Home equity	2,859	997	12,525	16,381	503,635	(29,492)	490,524	11,234
Consumer - Indirect automobile	—	—	12	12	72	—	84	12
Consumer - Credit Card	—	—	17	17	565	—	582	17
Consumer - Other	580	211	667	1,458	79,167	(1,717)	78,908	461
Total	$9,039	$6,431	$104,843	$120,313	$3,137,451	$(120,856)	$3,136,908	$99,422

	December 31, 2014
	Acquired loans
	Past Due (1)				Current	Discount/ Premium	Total Acquired Loans, Net of Unearned Income	Recorded Investment > 90 days and Accruing
(Dollars in thousands)	30-59 days	60-89 days	> 90 days	Total
Commercial real estate - Construction	$2,740	$57	$8,225	$11,022	$64,393	$(4,482)	$70,933	$8,225
Commercial real estate - Other	4,986	3,330	67,302	75,618	588,947	(50,530)	614,035	67,198
Commercial and industrial	2,118	70	4,528	6,716	119,472	(7,014)	119,174	4,528
Energy-related	—	—	11	11	7,731	—	7,742	11
Residential mortgage	324	2,788	30,804	33,916	559,180	(40,493)	552,603	29,553
Consumer - Home equity	3,165	385	22,800	26,350	315,788	(32,009)	310,129	22,409
Consumer - Indirect automobile	13	17	9	39	393	(40)	392	9
Consumer - Credit Card	10	—	24	34	614	—	648	24
Consumer - Other	1,458	113	1,967	3,538	94,652	(1,516)	96,674	1,847
Total	$14,814	$6,760	$135,670	$157,244	$1,751,170	$(136,084)	$1,772,330	$133,804

(1)	Past due information presents acquired loans at the gross loan balance, prior to application of discounts.

Non-accrual Loans
The following table provides the unpaid principal balance of legacy loans on non-accrual status at December 31, 2015 and 2014.

(Dollars in thousands)	2015	2014
Commercial real estate - Construction	$120	$69
Commercial real estate - Other	15,422	6,859
Commercial and industrial	6,659	3,025
Energy-related	7,081	27
Residential mortgage	13,674	14,362
Consumer - Home equity	5,628	7,404
Consumer - Indirect automobile	1,181	1,419
Consumer - Credit card	394	1,032
Consumer - Other	769	773
Total	$50,928	$34,970
The amount of interest income that would have been recorded in 2015, 2014 and 2013 if total non-accrual loans had been current in accordance with their contractual terms was approximately $2.1 million, $1.8 million and $2.9 million, respectively.
Loans Acquired
As discussed in Note 3, during 2015, the Company acquired loans with fair values of $0.3 billion from Florida Bank Group, $1.1 billion from Old Florida, and $0.8 billion from Georgia Commerce. Of the total $2.2 billion of loans acquired during 2015, $2.1 billion were determined to have no evidence of deteriorated credit quality and are accounted for under ASC Topics 310-10 and 310-20. The remaining $57.8 million were determined to exhibit deteriorated credit quality since origination under ASC 310-30. The tables below show the balances acquired during 2015 for these two subsections of the acquired portfolio as of the acquisition date. These amounts are subject to change due to the finalization of purchase accounting adjustments.

(Dollars in thousands)
Contractually required principal and interest at acquisition	$2,384,114
Expected losses and foregone interest	(15,539)
Cash flows expected to be collected at acquisition	2,368,575
Fair value of acquired loans at acquisition	$2,105,466

(Dollars in thousands)	Acquired Impaired Loans
Contractually required principal and interest at acquisition	$76,445
Non-accretable difference (expected losses and foregone interest)	(11,867)
Cash flows expected to be collected at acquisition	64,578
Accretable yield	(6,823)
Basis in acquired loans at acquisition	$57,755

The following is a summary of changes in the accretable difference for loans accounted for under ASC 310-30 during the years ended December 31:

(Dollars in thousands)	2015	2014	2013
Balance at beginning of period	$287,651	$354,892	$356,393
Additions	6,823	13,848	—
Transfers from non-accretable difference to accretable yield	9,916	25,844	50,743
Accretion	(80,479)	(103,233)	(179,456)
Changes in expected cash flows not affecting non-accretable differences (1)	3,591	(3,700)	127,212
Balance at end of period	$227,502	$287,651	$354,892

(1)
Includes changes in cash flows expected to be collected due to the impact of changes in actual or expected timing of liquidation events, modifications, changes in interest rates and changes in prepayment assumptions.

Troubled Debt Restructurings
Information about the Company’s troubled debt restructurings ("TDRs") at December 31, 2015 and 2014 is presented in the following tables. Modifications of loans that are accounted for within a pool under ASC Topic 310-30, which include covered loans, as well as certain other acquired loans are excluded as TDRs. Accordingly, such modifications do not result in the removal of those loans from the pool, even if the modification of those loans would otherwise be considered a TDR. As a result, all covered and certain acquired loans that would otherwise meet the criteria for classification as a TDR are excluded from the tables below.
TDRs totaling $57.0 million occurred during the current year. There were no material TDRs that occurred during 2014. The following table provides information on how the TDRs were modified during the year ended December 31:

(Dollars in thousands)	2015
Extended maturities	$15,594
Interest rate adjustment	—
Maturity and interest rate adjustment	23,374
Movement to or extension of interest-rate only payments	241
Forbearance	122
Other concession(s) (1)	17,710
Total	$57,041

(1)	Other concessions may include covenant waivers, forgiveness of principal or interest associated with a customer bankruptcy, or a combination of any of the above concessions.

Of the $57.0 million TDRs occurring during the twelve months ended December 31, 2015, $34.5 million are on accrual status and $22.5 million are on non-accrual status.

The following table presents the end of period balance for loans modified in a TDR during the year ended December 31, 2015. The Company had no material TDRs that were added during the year ended December 31, 2014.

	December 31, 2015
(In thousands, except number of loans)	Number of Loans	Pre-modification Outstanding Recorded Investment	Post-modification Outstanding Recorded Investment (1)
Commercial real estate	11	$26,764	$25,250
Commercial and industrial	26	21,233	18,114
Energy-related	2	9,797	9,484
Residential mortgage	1	70	68
Consumer - Home equity	50	4,440	3,865
Consumer - Indirect	6	79	79
Consumer - Other	17	248	181
Total	113	$62,631	$57,041

(1)	Recorded investment includes any allowance for credit losses recorded on the TDRs at December 31, 2015.
Information detailing TDRs that defaulted during the years ended December 31, 2015 and 2014 and were modified in the previous twelve months (i.e., the twelve months prior to the default) is presented in the following table. The Company has defined a default as any loan with a loan payment that is currently past due greater than 30 days, or was past due greater than 30 days at any point during the previous twelve months, or since the date of modification, whichever is shorter.

	December 31, 2015		December 31, 2014
(In thousands, except number of loans)	Number of Loans	Recorded Investment	Number of Loans	Recorded Investment
Commercial real estate	6	$22,075	30	$—
Commercial and industrial	20	8,970	9	1,600
Energy-related	1	3,120	—	—
Residential mortgage	—	—	—	—
Consumer - Home Equity	20	1,547	—	—
Consumer - Indirect automobile	6	79	—	—
Consumer - Other	9	2	1	—
Total	62	$35,793	40	$1,600

NOTE 6 – ALLOWANCE FOR CREDIT LOSSES AND CREDIT QUALITY
Allowance for Credit Losses Activity
A summary of changes in the allowance for credit losses for the years ended December 31 is as follows:

	2015
(Dollars in thousands)	Legacy Loans	Acquired Loans	Total
Allowance for credit losses
Allowance for loan losses at beginning of period	$76,174	$53,957	$130,131
Provision for loan losses before adjustment attributable to FDIC loss share agreements	27,711	1,837	29,548
Adjustment attributable to FDIC loss share arrangements	—	1,360	1,360
Net provision for loan losses	27,711	3,197	30,908
Adjustment attributable to FDIC loss share arrangements	—	(1,360)	(1,360)
Transfer of balance to OREO	—	(1,221)	(1,221)
Loans charged-off	(15,778)	(10,737)	(26,515)
Recoveries	5,701	734	6,435
Allowance for loan losses at end of period	$93,808	$44,570	$138,378

Reserve for unfunded commitments at beginning of period	$11,801	$—	$11,801
Provision for unfunded lending commitments	2,344	—	2,344
Reserve for unfunded commitments at end of period	$14,145	$—	$14,145
Allowance for credit losses at end of period	$107,953	$44,570	$152,523

	2014
	Legacy Loans	Acquired Loans	Total
Allowance for credit losses
Allowance for loan losses at beginning of period	$67,342	$75,732	$143,074
Provision for loan losses before adjustment attributable to FDIC loss share agreements	14,274	526	14,800
Adjustment attributable to FDIC loss share arrangements	—	4,260	4,260
Net provision for loan losses	14,274	4,786	19,060

Adjustment attributable to FDIC loss share arrangements	—	(4,260)	(4,260)
Transfer of balance to OREO	—	(7,323)	(7,323)
Loans charged-off	(11,312)	(15,543)	(26,855)
Recoveries	5,870	565	6,435
Allowance for loan losses at end of period	$76,174	$53,957	$130,131

Reserve for unfunded commitments at beginning of period	$11,147	$—	$11,147
Provision for unfunded lending commitments	654	—	654
Reserve for unfunded commitments at end of period	$11,801	$—	$11,801
Allowance for credit losses at end of period	$87,975	$53,957	$141,932

	2013
	Legacy Loans	Acquired Loans	Total
Allowance for credit losses
Allowance for loan losses at beginning of period	$74,211	$177,392	$251,603
Provision for (Reversal of) loan losses before adjustment attributable to FDIC loss share agreements	6,828	(57,768)	(50,940)
Adjustment attributable to FDIC loss share arrangements	—	56,085	56,085
Net provision for (reversal of) loan losses	6,828	(1,683)	5,145

Adjustment attributable to FDIC loss share arrangements	—	(56,085)	(56,085)
Transfer of balance to OREO	—	(28,126)	(28,126)
Transfer of balance to the RULC	(9,828)	—	(9,828)
Loans charged-off	(10,686)	(15,795)	(26,481)
Recoveries	6,817	29	6,846
Allowance for loan losses at end of period	$67,342	$75,732	$143,074

Reserve for unfunded commitments at beginning of period	$—	$—	$—
Transfer of balance from the allowance for loan losses	9,828	—	9,828
Provision for unfunded lending commitments	1,319	—	1,319
Reserve for unfunded commitments at end of period	$11,147	$—	$11,147
Allowance for credit losses at end of period	$78,489	$75,732	$154,221
A summary of changes in the allowance for credit losses for legacy loans, by loan portfolio type, for the years ended December 31 is as follows:

	2015
(Dollars in thousands)	Commercial Real Estate	Commercial and Industrial	Energy-related	Residential Mortgage	Consumer	Total
Allowance for loan losses at beginning of period	$26,752	$24,455	$5,949	$2,678	$16,340	$76,174
(Reversal of) Provision for loan losses	(1,466)	(103)	17,917	1,493	9,870	27,711
Loans charged off	(2,525)	(1,276)	(3)	(291)	(11,683)	(15,778)
Recoveries	1,897	207	—	67	3,530	5,701
Allowance for loan losses at end of period	$24,658	$23,283	$23,863	$3,947	$18,057	$93,808

Reserve for unfunded commitments at beginning of period	$3,370	$3,733	$1,596	$168	$2,934	$11,801
Provision for (Reversal of) unfunded commitments	790	(285)	1,069	662	108	2,344
Reserve for unfunded commitments at end of period	$4,160	$3,448	$2,665	$830	$3,042	$14,145
Allowance on loans individually evaluated for impairment	$1,246	$272	$2,122	$1	$352	$3,993
Allowance on loans collectively evaluated for impairment	23,412	23,011	21,741	3,946	17,705	89,815
Loans, net of unearned income:
Balance at end of period	$4,504,062	$2,952,102	$677,177	$694,023	$2,363,156	$11,190,520
Balance at end of period individually evaluated for impairment	28,857	20,086	13,020	70	4,608	66,641
Balance at end of period collectively evaluated for impairment	4,475,205	2,932,016	$664,157	693,953	2,358,548	11,123,879

	2014
(Dollars in thousands)	Commercial Real Estate	Commercial and Industrial	Energy-related	Residential Mortgage	Consumer	Total
Allowance for loan losses at beginning of period	$22,872	$20,839	$6,878	$2,546	$14,207	$67,342
Provision for (Reversal of) loan losses	2,171	4,971	(929)	566	7,495	14,274
Loans charged off	(1,164)	(1,400)	—	(578)	(8,170)	(11,312)
Recoveries	2,873	45	—	144	2,808	5,870
Allowance for loan losses at end of period	$26,752	$24,455	$5,949	$2,678	$16,340	$76,174

Reserve for unfunded commitments at beginning of period	$3,071	$1,814	$3,043	$72	$3,147	$11,147
Provision for (Reversal of) unfunded commitments	299	1,919	(1,447)	96	(213)	654
Reserve for unfunded commitments at end of period	$3,370	$3,733	$1,596	$168	$2,934	$11,801
Allowance on loans individually evaluated for impairment	$20	$407	$—	$—	$3	$430
Allowance on loans collectively evaluated for impairment	26,732	24,048	5,949	2,678	16,337	75,744
Loans, net of unearned income:
Balance at end of period	$3,676,811	$2,452,521	$872,866	$527,694	$2,138,822	$9,668,714
Balance at end of period individually evaluated for impairment	7,013	3,988	—	—	699	11,700
Balance at end of period collectively evaluated for impairment	3,669,798	2,448,533	872,866	527,694	2,138,123	9,657,014

	2013
(Dollars in thousands)	Commercial Real Estate	Commercial and Industrial	Energy-related	Residential Mortgage	Consumer	Total
Allowance for loan losses at beginning of period	$31,298	$20,605	$6,812	$1,583	$13,913	$74,211
(Reversal of) Provision for loan losses	(5,919)	3,870	66	758	8,053	6,828
Transfer of balance to the RULC	(2,939)	(3,497)	—	(40)	(3,352)	(9,828)
Loans charged off	(2,908)	(516)	—	(519)	(6,743)	(10,686)
Recoveries	3,340	377	—	764	2,336	6,817
Allowance for loan losses at end of period	$22,872	$20,839	$6,878	$2,546	$14,207	$67,342

Reserve for unfunded commitments at beginning of period	$—	$—	$—	$—	$—	$—
Transfer of balance from the allowance for loan losses	2,939	3,497	—	40	3,352	9,828
Provision for unfunded lending commitments	132	(1,683)	3,043	32	(205)	1,319
Reserve for unfunded commitments at end of period	$3,071	$1,814	$3,043	$72	$3,147	$11,147
Allowance on loans individually evaluated for impairment	$8	$841	$—	$180	$—	$1,029
Allowance on loans collectively evaluated for impairment	22,864	19,998	6,878	2,366	14,207	66,313
Loans, net of unearned income:
Balance at end of period	$3,054,100	$2,234,173	$752,682	$414,372	$1,832,994	$8,288,321
Balance at end of period individually evaluated for impairment	8,705	15,812	—	1,407	258	26,182
Balance at end of period collectively evaluated for impairment	3,045,395	2,218,361	752,682	412,965	1,832,736	8,262,139

A summary of changes in the allowance for loan losses for acquired loans, by loan portfolio type, for the years ended December 31 is as follows:

	2015
(Dollars in thousands)	Commercial Real Estate	Commercial and Industrial	Energy-related	Residential Mortgage	Consumer	Total
Allowance for loan losses at beginning of period	$29,949	$3,265	$51	$6,484	$14,208	$53,957
Provision for (Reversal of) loan losses	2,182	(122)	74	2,126	(1,063)	3,197
Increase (Decrease) in FDIC loss share receivable	757	(49)	—	(235)	(1,833)	(1,360)
Transfer of balance to OREO	174	(170)	—	(541)	(684)	(1,221)
Loans charged off	(7,810)	(105)	—	—	(2,822)	(10,737)
Recoveries	727	—	—	7	—	734
Allowance for loan losses at end of period	$25,979	$2,819	$125	$7,841	$7,806	$44,570
Allowance on loans individually evaluated for impairment	$—	$41	$—	$—	$45	$86
Allowance on loans collectively evaluated for impairment	25,979	2,778	125	7,841	7,761	44,484
Loans, net of unearned income:
Balance at end of period	$1,569,449	$492,476	$3,589	$501,296	$570,098	$3,136,908
Balance at end of period individually evaluated for impairment	720	164	—	—	458	1,342
Balance at end of period collectively evaluated for impairment	1,149,315	450,652	3,589	360,252	447,048	2,410,856
Balance at end of period acquired with deteriorated credit quality	419,414	41,660	—	141,044	122,592	724,710

	2014
(Dollars in thousands)	Commercial Real Estate	Commercial and Industrial	Energy-related	Residential Mortgage	Consumer	Total
Allowance for loan losses at beginning of period	$42,026	$6,641	$—	$10,889	$16,176	$75,732
Provision for loan losses	665	536	51	1,296	2,238	4,786
Increase (Decrease) in FDIC loss share receivable	227	509	—	(3,854)	(1,142)	(4,260)
Transfer of balance to OREO	(1,897)	(2,030)	—	(1,719)	(1,677)	(7,323)
Loans charged off	(11,201)	(2,451)	—	(232)	(1,659)	(15,543)
Recoveries	129	60	—	104	272	565
Allowance for loan losses at end of period	$29,949	$3,265	$51	$6,484	$14,208	$53,957
Allowance on loans individually evaluated for impairment	$—	$—	$—	$—	$—	$—
Allowance on loans collectively evaluated for impairment	29,949	3,265	51	6,484	14,208	53,957
Loans, net of unearned income:
Balance at end of period	$684,968	$119,174	$7,742	$552,603	$407,843	$1,772,330
Balance at end of period individually evaluated for impairment	—	—	—	—	—	—
Balance at end of period collectively evaluated for impairment	169,338	60,584	7,742	402,347	265,168	905,179
Balance at end of period acquired with deteriorated credit quality	515,630	58,590	—	150,256	142,675	867,151

	2013
(Dollars in thousands)	Commercial Real Estate	Commercial and Industrial	Residential Mortgage	Consumer	Total
Allowance for loan losses at beginning of period	$107,269	$13,246	$23,108	$33,769	$177,392
(Reversal of) Provision for loan losses	(1,286)	(1,146)	390	359	(1,683)
(Decrease) Increase in FDIC loss share receivable	(28,238)	(5,032)	(4,896)	(17,919)	(56,085)
Transfer of balance to OREO	(19,953)	(427)	(7,713)	(33)	(28,126)
Loans charged off	(15,795)	—	—	—	(15,795)
Recoveries	29	—	—	—	29
Allowance for loan losses at end of period	$42,026	$6,641	$10,889	$16,176	$75,732
Allowance on loans individually evaluated for impairment	$—	$—	$—	$—	$—
Allowance on loans collectively evaluated for impairment	42,026	6,641	10,889	16,176	75,732
Loans, net of unearned income:
Balance at end of period	$732,401	$90,062	$172,160	$209,075	$1,203,698
Balance at end of period individually evaluated for impairment	—	—	—	—	—
Balance at end of period collectively evaluated for impairment	393,487	37,430	162,248	157,744	750,909
Balance at end of period acquired with deteriorated credit quality	338,914	52,632	9,912	51,331	452,789
Portfolio Segment Risk Factors
Commercial real estate loans include loans to commercial customers for long-term financing of land and buildings or for land development or construction of a building. These loans are repaid through revenues from operations of the businesses, rents of properties, sales of properties and refinances. Commercial and industrial loans represent loans to commercial customers to finance general working capital needs, equipment purchases and other projects where repayment is derived from cash flows resulting from business operations. The Company originates commercial business loans on a secured and, to a lesser extent, unsecured basis.
Residential mortgage loans consist of loans to consumers to finance a primary residence. The vast majority of the residential mortgage loan portfolio is comprised of 1-4 family mortgage loans secured by properties located in the Company's market areas and originated under terms and documentation that permit their sale in the secondary market.
Consumer loans are offered by the Company in order to provide a full range of retail financial services to its customers and include home equity, indirect automobile, credit card and other direct consumer installment loans. The Company originates substantially all of its consumer loans in its primary market areas. Loans in the consumer segment are sensitive to unemployment and other key consumer economic measures.
Credit Quality
The Company utilizes an asset risk classification system in accordance with guidelines established by the Federal Reserve Board as part of its efforts to monitor commercial asset quality. “Special mention” loans are defined as loans where known information about possible credit problems of the borrower cause management to have some doubt as to the ability of these borrowers to comply with the present loan repayment terms and which may result in future disclosure of these loans as non-performing. For assets with identified credit issues, the Company has two primary classifications for problem assets: “substandard” and “doubtful.”
Substandard assets have one or more defined weaknesses and are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected. Doubtful assets have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full satisfaction of the loan balance outstanding questionable, which makes probability of loss based on currently existing facts, conditions, and values higher. Loans classified as “Pass” do not meet the criteria set forth for special mention, substandard, or doubtful classification and are not considered criticized. Asset risk classifications are determined at origination or acquisition and reviewed on an ongoing basis. Risk classifications are changed if, in the opinion of management, the risk profile of the customer has changed since the last review of the loan relationship.
The Company’s investment in loans by credit quality indicator is presented in the following tables. The tables below further segregate the Company’s loans between loans that were originated by the Company (legacy loans) and acquired loans. Loan premiums/discounts in the tables below represent the adjustment of non-covered acquired loans to fair value at the acquisition date, as adjusted for income accretion and changes in cash flow estimates in subsequent periods. Asset risk classifications for commercial loans reflect the classification as of December 31, 2015 and 2014, respectively. Credit quality information in the tables below includes loans acquired at the gross loan balance, prior to the application of premiums/discounts, at December 31, 2015 and 2014.
Loan delinquency is the primary credit quality indicator that the Company utilizes to monitor consumer asset quality.

	Legacy loans
	December 31, 2015					December 31, 2014
(Dollars in thousands)	Pass	Special Mention	Sub- standard	Doubtful	Total	Pass	Special Mention	Sub- standard	Doubtful	Total
Commercial real estate - Construction	$634,889	$160	$1,432	$—	$636,481	$483,930	$240	$69	$—	$484,239
Commercial real estate - Other	3,806,528	21,877	37,001	2,175	3,867,581	3,120,370	49,847	22,193	162	3,192,572
Commercial and industrial	2,911,396	14,826	19,888	5,992	2,952,102	2,414,293	7,330	28,965	1,933	2,452,521
Energy-related	531,657	67,937	74,272	3,311	677,177	872,842	—	24	—	872,866
Total	$7,884,470	$104,800	$132,593	$11,478	$8,133,341	$6,891,435	$57,417	$51,251	$2,095	$7,002,198

	Legacy loans
	December 31, 2015			December 31, 2014
(Dollars in thousands)	Current	30+ Days Past Due	Total	Current	30+ Days Past Due	Total
Residential mortgage	$676,347	$17,676	$694,023	$508,789	$18,905	$527,694
Consumer - Home equity	1,565,596	10,047	1,575,643	1,278,865	12,111	1,290,976
Consumer - Indirect automobile	242,328	3,886	246,214	392,504	4,262	396,766
Consumer - Credit card	76,360	901	77,261	71,297	1,448	72,745
Consumer - Other	460,594	3,444	464,038	375,853	2,482	378,335
Total	$3,021,225	$35,954	$3,057,179	$2,627,308	$39,208	$2,666,516

	Acquired loans
	December 31, 2015							December 31, 2014
(Dollars in thousands)	Pass	Special Mention	Sub-standard	Doubtful	Loss	Discount	Total	Pass	Special Mention	Sub-standard	Doubtful	Discount	Total
Commercial real estate - Construction	$116,539	$1,681	$8,803	$771	$—	$(2,368)	$125,426	$58,849	$3,934	$12,632	$—	$(4,482)	$70,933
Commercial real estate - Other	1,383,409	26,080	79,119	6,124	111	(50,820)	1,444,023	530,958	33,216	100,391	—	(50,530)	614,035
Commercial and industrial	473,241	8,376	16,510	1,206	43	(6,900)	492,476	109,593	2,256	14,082	257	(7,014)	119,174
Energy-related	2,166	55	170	1,198	—	—	3,589	7,731	—	11	—	—	7,742
Total	$1,975,355	$36,192	$104,602	$9,299	$154	$(60,088)	$2,065,514	$707,131	$39,406	$127,116	$257	$(62,026)	$811,884

	Acquired loans
	December 31, 2015				December 31, 2014
(Dollars in thousands)	Current	30+ Days Past Due	Premium (discount)	Total	Current	30+ Days Past Due	Premium (discount)	Total
Residential mortgage	$506,103	$24,752	$(29,559)	$501,296	$559,180	$33,916	$(40,493)	$552,603
Consumer - Home equity	503,635	16,381	(29,492)	490,524	315,788	26,350	(32,009)	310,129
Consumer - Indirect automobile	72	12	—	84	393	39	(40)	392
Consumer - Other	79,732	1,475	(1,717)	79,490	95,266	3,572	(1,516)	97,322
Total	$1,089,542	$42,620	$(60,768)	$1,071,394	$970,627	$63,877	$(74,058)	$960,446
Legacy Impaired Loans
Information on the Company’s investment in legacy impaired loans, which include all TDRs and all other non-accrual loans, is presented in the following tables as of and for the periods indicated.  Legacy non-accrual mortgage and consumer loans, and commercial loans below the Company’s specific threshold, are included for purposes of this disclosure although such loans are not evaluated or measured individually for impairment for purposes of determining the allowance for loan losses.

	December 31, 2015
(Dollars in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
Commercial real estate	$16,145	$16,145	$—	$15,864	$315
Commercial and industrial	14,340	14,340	—	18,839	1,148
Energy-related	—	—	—	—	—
Consumer - Home equity	730	730	—	533	22
Consumer - Other	66	66	—	66	5
With an allowance recorded:
Commercial real estate	12,500	13,753	(1,253)	14,055	554
Commercial and industrial	5,985	6,262	(277)	7,352	331
Energy-related	11,319	13,444	(2,125)	14,339	471
Residential mortgage	13,679	13,743	(64)	14,086	82
Consumer - Home equity	8,196	8,559	(363)	7,554	129
Consumer - Indirect automobile	1,171	1,181	(10)	1,613	44
Consumer - Credit card	386	394	(8)	881	—
Consumer - Other	876	899	(23)	1,039	44
Total	$85,393	$89,516	$(4,123)	$96,221	$3,145
Total commercial loans	$60,289	$63,944	$(3,655)	$70,449	$2,819
Total mortgage loans	13,679	13,743	(64)	14,086	87
Total consumer loans	11,425	11,829	(404)	11,686	244

	December 31, 2014
(Dollars in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
Commercial real estate	$6,680	$6,680	$—	$6,703	$132
Commercial and industrial	2,483	2,483	—	2,873	57
Consumer - Home equity	682	682	—	696	19
With an allowance recorded:
Commercial real estate	1,044	1,069	(25)	1,134	38
Commercial and industrial	1,209	1,617	(408)	2,113	23
Energy-related	27	27	—	28	1
Residential mortgage	14,111	14,363	(252)	14,263	110
Consumer - Home equity	7,121	7,165	(44)	7,544	43
Consumer - Indirect automobile	1,410	1,419	(9)	2,016	51
Consumer - Credit card	1,012	1,032	(20)	797	—
Consumer - Other	781	790	(9)	1,009	39
Total	$36,560	$37,327	$(767)	$39,176	$513
Total commercial loans	$11,443	$11,876	$(433)	$12,851	$251
Total mortgage loans	14,111	14,363	(252)	14,263	110
Total consumer loans	11,006	11,088	(82)	12,062	152

	December 31, 2013
(Dollars in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
Commercial real estate	$8,567	$8,567	$—	$10,443	$43
Commercial and industrial	13,256	13,256	—	11,074	170
Consumer - Home equity	258	258	—	281	1
With an allowance recorded:
Commercial real estate	1,268	1,284	(16)	4,414	8
Commercial and industrial	1,927	2,770	(843)	2,892	100
Residential mortgage	11,408	11,645	(237)	9,675	98
Consumer - Home equity	6,506	6,550	(44)	7,593	93
Consumer - Indirect automobile	1,267	1,275	(8)	2,090	55
Consumer - Credit card	404	411	(7)	418	—
Consumer - Other	481	485	(4)	765	19
Total	$45,342	$46,501	$(1,159)	$49,645	$587
Total commercial loans	$25,018	$25,877	$(859)	$28,823	$321
Total mortgage loans	11,408	11,645	(237)	9,675	98
Total consumer loans	8,916	8,979	(63)	11,147	168
As of December 31, 2015 and 2014, the Company was not committed to lend a material amount of additional funds to any customer whose loan was classified as impaired or as a troubled debt restructuring.

NOTE 7 – LOSS SHARING AGREEMENTS AND FDIC LOSS SHARE RECEIVABLE
Loss Sharing Agreements
Since 2009, the Company has acquired certain assets and liabilities of six failed banks. Substantially all of the loans and foreclosed real estate acquired through these transactions were covered by loss share agreements between the FDIC and IBERIABANK, which afforded IBERIABANK loss protection.
During the reimbursable loss periods, the FDIC will cover 80% of covered loan and foreclosed real estate losses up to certain thresholds for the six acquisitions, and 95% of losses that exceed contractual thresholds for three acquisitions. The reimbursable loss periods, excluding single family residential assets, ended in 2014 for three acquisitions, ended during 2015 for one acquisition and will end during 2016 for two acquisitions. The reimbursable loss periods for single family residential assets will end in 2019 for three acquisitions, in 2020 for one acquisition, and in 2021 for two acquisitions. To the extent that loss share coverage ends prior to triggering events on covered assets that would enable the Company to collect these amounts from the FDIC, future impairments may be required.
In addition, all covered assets, excluding single family residential assets, have a three year recovery period, which begins upon expiration of the reimbursable loss period. During the recovery periods, the Company must reimburse the FDIC for its share of any recovered losses, net of certain expenses, consistent with the covered loss reimbursement rates in effect during the recovery periods.
FDIC loss share receivables
The Company recorded indemnification assets in the form of FDIC loss share receivables as of the acquisition date of each of the six banks covered by loss share agreements. At acquisition, the indemnification assets represented the fair value of the expected cash flows to be received from the FDIC under the loss share agreements. Subsequent to acquisition, the FDIC loss share receivables are updated to reflect changes in actual and expected amounts collectible adjusted for amortization.
The following is a summary of FDIC loss share receivables year-to-date activity:

	December 31
(Dollars in thousands)	2015	2014
Balance at beginning of period	$69,627	$162,312
Change due to (reversal of) loan loss provision recorded on FDIC covered loans	(1,360)	(4,260)
Amortization	(23,500)	(74,617)
(Submission of reimbursable losses) recoveries payable to the FDIC	(2,444)	3,282
Impairment	—	(5,121)
Changes due to a change in cash flow assumptions on OREO and other changes	(2,445)	(11,969)
Balance at end of period	$39,878	$69,627
FDIC loss share receivables collectibility assessment
The Company assesses the FDIC loss share receivables for collectibility on a quarterly basis. Based on the collectibility analysis completed for the year ended December 31, 2015, the Company concluded that the $39.9 million FDIC loss share receivable is fully collectible as of December 31, 2015.
2014 and 2013 Impairments of FDIC loss share receivables
Based on improving economic trends, their impact on the amount and timing of expected future cash flows, and delays in the foreclosure process, during the loss share receivable collectibility assessment completed for the years ended December 31, 2014 and 2013, the Company concluded that certain expected losses were probable of not being collected from either the FDIC or the customer because such projected losses were no longer expected to occur or were expected to occur beyond the reimbursable loss periods specified within the loss share agreements. Management deemed an impairment charge necessary for the year ended December 31, 2014 in the amount of $5.1 million attributable to losses on OREO transactions that moved beyond the loss share term.
On April 10, 2013, management concluded that an impairment charge of $31.8 million was required and was recognized in the Company's consolidated financial statements during the three-month period ended March 31, 2013.

NOTE 8 –TRANSFERS AND SERVICING OF FINANCIAL ASSETS (INCLUDING MORTGAGE BANKING ACTIVITY)
Commercial Banking Activity
The unpaid principal balances of loans serviced for others were $888.4 million and $533.8 million at December 31, 2015 and 2014, respectively. Custodial escrow balances maintained in connection with the foregoing portfolio of loans serviced for others, and included in demand deposits, were immaterial at December 31, 2015 and 2014.
Mortgage Banking Activity
IBERIABANK through its subsidiary, IMC, originates mortgage loans for sale into the secondary market. The loans originated primarily consist of residential first mortgages that conform to standards established by the GSEs, but can also consist of junior lien loans secured by residential property. These sales are primarily to private companies that are unaffiliated with the GSEs on a servicing-released basis. Changes to the carrying amount of mortgage loans held for sale at December 31 are presented in the following table.

(Dollars in thousands)	2015	2014	2013
Balance at beginning of period	$140,072	$128,442	$267,475
Originations and purchases	2,464,588	1,675,538	2,116,460
Sales, net of gains	(2,432,979)	(1,657,409)	(2,255,493)
Other	(5,434)	(6,499)	—
Balance at end of period	$166,247	$140,072	$128,442
The following table details the components of mortgage income for the years ended December 31:

(Dollars in thousands)	2015	2014	2013
Fair value changes of derivatives and mortgage loans held for sale:
Mortgage loans held for sale and derivatives	$2,216	$631	$(4,822)
Derivative settlements, net	(5,017)	(8,743)	3,100
Gains on sales	83,131	59,156	65,393
Servicing and other income, net	792	753	526
	$81,122	$51,797	$64,197
Mortgage Servicing Rights
Mortgage servicing rights are recorded at the lower of cost or market value in “other assets” on the Company's consolidated balance sheets and amortized over the remaining servicing life of the loans, with consideration given to prepayment assumptions. Mortgage servicing rights had the following carrying values as of the periods indicated:

	December 31, 2015			December 31, 2014
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
(Dollars in thousands)
Mortgage servicing rights	$6,104	$(2,320)	$3,784	$4,751	$(1,253)	$3,498

NOTE 9 – PREMISES AND EQUIPMENT
Premises and equipment consisted of the following at December 31:

(Dollars in thousands)	2015	2014
Land	$84,438	$75,916
Buildings	245,934	232,727
Furniture, fixtures and equipment	140,031	128,388
Total premises and equipment	470,403	437,031
Accumulated depreciation	(146,501)	(129,872)
Total premises and equipment, net	$323,902	$307,159

Depreciation expense was $22.2 million, $19.4 million, and $19.6 million, for the years ended December 31, 2015, 2014, and 2013, respectively.
The Company actively engages in leasing office space available in buildings it owns. Leases have different terms ranging from monthly rental to six years. For the year ended December 31, 2015, income from these leases averaged $0.2 million per month. Total lease income for the years ended December 31, 2015, 2014, and 2013 was $2.4 million, $1.6 million, and $1.5 million, respectively. Income from leases is reported as a reduction in occupancy and equipment expense. The total allocated cost of the portion of the buildings held for lease at December 31, 2015 and 2014 was $8.2 million and $7.6 million, respectively, with related accumulated depreciation of $2.6 million and $2.4 million, respectively.

The Company leases certain branch and corporate offices, land and ATM facilities through non-cancelable operating leases with terms that range from one to 50 years, some of which contain renewal options and escalation clauses under various terms. Rent expense for the years ended December 31, 2015, 2014, and 2013 totaled $15.4 million, $10.9 million, and $11.4 million, respectively.
Minimum future annual rent commitments under lease agreements for the periods indicated are as follows:

(Dollars in thousands)
2016	$16,957
2017	14,751
2018	13,491
2019	11,952
2020	10,735
2021 and thereafter	41,054
$108,940

NOTE 10 – GOODWILL AND OTHER ACQUIRED INTANGIBLE ASSETS
Goodwill
Changes to the carrying amount of goodwill by reportable segment for the years ended December 31, 2015 and 2014 are provided in the following table.

(Dollars in thousands)	IBERIABANK	IMC	LTC	Total
Balance, December 31, 2013	$373,905	$23,178	$4,789	$401,872
Goodwill acquired during the year	115,278	—	376	115,654
Balance, December 31, 2014	$489,183	$23,178	$5,165	$517,526
Goodwill acquired during the year	207,077	—	—	207,077
Balance, December 31, 2015	$696,260	$23,178	$5,165	$724,603
The goodwill acquired in 2015 was a result of the Florida Bank, Old Florida, and Georgia Commerce acquisitions. The goodwill acquired in 2014 was a result of the Trust One-Memphis, Teche, First Private, The Title Company, LLC and Louisiana Abstract and Title, LLC acquisitions. See Note 3 for further information.
The Company performed the required annual goodwill impairment test as of October 1, 2015. The Company’s annual impairment test did not indicate impairment in any of the Company’s reporting units as of the testing date. Subsequent to the testing date, management has evaluated the events and changes that could indicate that goodwill might be impaired and concluded that a subsequent test is not required.
Title Plant
The Company held title plant assets recorded in “other assets” on the consolidated balance sheets totaling $6.7 million at both December 31, 2015 and 2014. No events or changes in circumstances occurred during 2015 or 2014 to suggest the carrying value of the title plant was not recoverable.

Intangible assets subject to amortization
Definite-lived intangible assets had the following carrying values included in “other assets” on the Company’s consolidated balance sheets as of December 31:

	2015			2014
(Dollars in thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Core deposit intangibles	$74,001	$(43,957)	$30,044	$55,949	$(36,354)	$19,595
Customer relationship intangible asset	1,348	(984)	364	1,348	(822)	526
Non-compete agreement	100	(79)	21	163	(82)	81
Other intangible assets	205	(114)	91	205	(46)	159
Total	$75,654	$(45,134)	$30,520	$57,665	$(37,304)	$20,361
The related amortization expense of intangible assets is as follows:

(Dollars in thousands)	Amount
Aggregate amortization expense for the years ended December 31:
2013	$4,720
2014	5,807
2015	7,811

(Dollars in thousands)
Estimated amortization expense for the years ended December 31:
2016	$8,338
2017	6,775
2018	5,786
2019	5,066
2020	3,613
2021 and thereafter	942

NOTE 11 –DERIVATIVE INSTRUMENTS AND OTHER HEDGING ACTIVITIES
The Company enters into derivative financial instruments to manage interest rate risk and other exposures such as liquidity and credit risk, as well as to facilitate customer transactions. The primary types of derivatives used by the Company include interest rate swap agreements, foreign exchange contracts, interest rate lock commitments, forward sales commitments, and written and purchased options. All derivative instruments are recognized on the consolidated balance sheets as other assets or other liabilities at fair value, as required by ASC Topic 815, Derivatives and Hedging.
For cash flow hedges, the effective portion of the gain or loss related to the derivative instrument is initially reported as a component of other comprehensive income and subsequently reclassified into earnings when the forecasted transaction affects earnings or when the hedge is terminated. The ineffective portion of the gain or loss is reported in earnings immediately. In applying hedge accounting for derivatives, the Company establishes and documents a method for assessing the effectiveness of the hedging derivative and a measurement approach for determining the ineffective aspect of the hedge upon the inception of the hedge. The Company has designated interest rate swaps in a cash flow hedge to convert forecasted variable interest payments to a fixed rate on its junior subordinated debt and has concluded that the forecasted transactions are probable of occurring.
For derivative instruments that are not designated as hedging instruments, changes in the fair value of the derivatives are recognized in earnings immediately.

Information pertaining to outstanding derivative instruments is as follows:

	Balance Sheet Location	Asset Derivatives Fair Value		Balance Sheet Location	Liability Derivatives Fair Value
(Dollars in thousands)		December 31, 2015	December 31, 2014		December 31, 2015	December 31, 2014
Derivatives designated as hedging instruments under ASC Topic 815:
Interest rate contracts	Other assets	$58	$—	Other liabilities	$—	$—
Total derivatives designated as hedging instruments under ASC Topic 815		$58	$—		$—	$—

Derivatives not designated as hedging instruments under ASC Topic 815:
Interest rate contracts	Other assets	$18,077	$15,434	Other liabilities	$18,077	$15,434
Foreign exchange contracts	Other assets	156	—	Other liabilities	134	—
Forward sales contracts	Other assets	1,588	25	Other liabilities	474	2,556
Written and purchased options	Other assets	10,607	17,444	Other liabilities	6,254	13,364
Total derivatives not designated as hedging instruments under ASC Topic 815		$30,428	$32,903		$24,939	$31,354
Total		$30,486	$32,903		$24,939	$31,354

		Asset Derivatives Notional Amount			Liability Derivatives Notional Amount
(Dollars in thousands)		December 31, 2015	December 31, 2014		December 31, 2015	December 31, 2014
Derivatives designated as hedging instruments under ASC Topic 815:
Interest rate contracts		$108,500	$—		$—	$—
Total derivatives designated as hedging instruments under ASC Topic 815		$108,500	$—		$—	$—

Derivatives not designated as hedging instruments under ASC Topic 815:
Interest rate contracts		$590,334	$444,703		$590,334	$444,703
Foreign exchange contracts		4,392	—		4,392	—
Forward sales contracts		223,841	15,897		173,430	391,992
Written and purchased options		328,210	362,580		181,949	225,741
Total derivatives not designated as hedging instruments under ASC Topic 815		$1,146,777	$823,180		$950,105	$1,062,436
Total		$1,255,277	$823,180		$950,105	$1,062,436

The Company is party to collateral agreements with certain derivative counterparties. Such agreements require that the Company maintain collateral based on the fair values of individual derivative transactions. In the event of default by the Company, the counterparty would be entitled to the collateral.
At December 31, 2015 and 2014, the Company was required to post $21.8 million and $11.5 million, respectively, in cash as collateral for its derivative transactions, which are included in "interest-bearing deposits in banks" on the Company’s consolidated balance sheets. The Company does not anticipate additional assets will be required to be posted as collateral, nor does it believe additional assets would be required to settle its derivative instruments immediately if contingent features were triggered at December 31, 2015. The Company’s master netting agreements represent written, legally enforceable bilateral agreements that (1) create a single legal obligation for all individual transactions covered by the master agreement and (2) in the event of default, provide the non-defaulting counterparty the right to accelerate, terminate, and close-out on a net basis all transactions under the agreement and to promptly liquidate or set-off collateral posted by the defaulting counterparty. As permitted by U.S. GAAP, the Company does not offset fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral against recognized fair value amounts of derivatives executed with the same counterparty under a master netting agreement. The following table reconciles the gross amounts presented in the consolidated balance sheets to the net amounts that would result in the event of offset.

	December 31, 2015
	Gross Amounts Presented in the Balance Sheet	Gross Amounts Not Offset in the Balance Sheet		Net
(Dollars in thousands)		Derivatives	Collateral (1)
Derivatives subject to master netting arrangements
Derivative assets
Interest rate contracts designated as hedging instruments	$58	$—	$(45)	$13
Interest rate contracts not designated as hedging instruments	18,058	—	—	18,058
Written and purchased options	6,277	—	—	6,277
Total derivative assets subject to master netting arrangements	$24,393	$—	$(45)	$24,348

Derivative liabilities
Interest rate contracts not designated as hedging instruments	18,058	—	(9,428)	8,630
Total derivative liabilities subject to master netting arrangements	$18,058	$—	$(9,428)	$8,630

(1)	Consists of cash collateral recorded at cost, which approximates fair value, and investment securities.

	December 31, 2014
	Gross Amounts Presented in the Balance Sheet	Gross Amounts Not Offset in the Balance Sheet		Net
(Dollars in thousands)		Derivatives	Collateral (1)
Derivatives subject to master netting arrangements
Derivative assets
Interest rate contracts designated as hedging instruments	$—	$—	$—	$—
Interest rate contracts not designated as hedging instruments	15,411	—	—	15,411
Written and purchased options	13,387	—	—	13,387
Total derivative assets subject to master netting arrangements	$28,798	$—	$—	$28,798

Derivative liabilities
Interest rate contracts not designated as hedging instruments	15,411	—	(3,735)	11,676
Total derivative liabilities subject to master netting arrangements	$15,411	$—	$(3,735)	$11,676

(1)	Consists of cash collateral recorded at cost, which approximates fair value, and investment securities.
During the years ended December 31, 2015 and 2014, the Company has not reclassified into earnings any gain or loss as a result of the discontinuance of cash flow hedges, because it was probable the original forecasted transaction would not occur by the end of the originally specified term.
At December 31, 2015, the Company does not expect to reclassify any amount from accumulated other comprehensive income into interest income over the next twelve months for derivatives that will be settled.
At December 31, 2015, 2014, and 2013, and for the years then ended, information pertaining to the effect of the hedging instruments on the consolidated financial statements is as follows:

								Location of Gain (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)	Amount of Gain (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)
	Amount of Gain (Loss) Recognized in OCI net of taxes (Effective Portion)			Location of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)

(Dollars in thousands)
	For the Years Ended December 31
Derivatives in ASC Topic 815 Cash Flow Hedging Relationships	2015	2014	2013		2015	2014	2013		2015	2014	2013
Interest rate contracts	$38	$—	$619	Other income (expense)	$—	$—	$(391)	Other income (expense)	$—	$(1)	$1
Total	$38	$—	$619		$—	$—	$(391)		$—	$(1)	$1

Information pertaining to the effect of derivatives not designated as hedging instruments on the consolidated financial statements as of December 31, is as follows:

	Location of Gain (Loss) Recognized in Income on Derivatives	Amount of Gain (Loss) Recognized in Income on Derivatives
(Dollars in thousands)		2015	2014	2013
Interest rate contracts	Other income	$4,143	$2,513	$2,991
Foreign exchange contracts	Other income	22	—	—
Forward sales contracts	Mortgage Income	(2,947)	(3,225)	(1,716)
Written and purchased options	Mortgage Income	274	(5,739)	(3,032)
Total		$1,492	$(6,451)	$(1,757)
At December 31, additional information pertaining to outstanding interest rate swap agreements not designated as hedging instruments is as follows:

(Dollars in thousands)	2015	2014	2013
Weighted average pay rate	3.2%	2.9%	3.0%
Weighted average receive rate	0.9%	0.4%	0.2%
Weighted average maturity in years	7.5 years	7.7 years	7.6 years
Unrealized gain (loss) relating to interest rate swaps	$—	$—	$—
NOTE 12 – DEPOSITS
Deposits at December 31 are summarized as follows:

(Dollars in thousands)	2015	2014
Non-interest-bearing deposits	$4,352,229	$3,195,430
Negotiable order of withdrawal (NOW)	2,974,176	2,462,841
Money market deposits accounts (MMDA)	6,010,882	4,168,504
Savings deposits	716,838	577,513
Certificates of deposit and other time deposits	2,124,623	2,116,237
	$16,178,748	$12,520,525
Total time deposits summarized by denomination at December 31 are as follows:

(Dollars in thousands)	2015	2014
Time deposits less than $250,000	$1,456,804	$1,767,448
Time deposits greater than $250,000	667,819	348,789
	$2,124,623	$2,116,237
A schedule of maturities of all time deposits as of December 31, 2015 is as follows:

(Dollars in thousands)
Years ending December 31
2016	$1,380,655
2017	423,866
2018	112,915
2019	64,170
2020	81,418
2021 and thereafter	61,599
$2,124,623
NOTE 13 – SHORT-TERM BORROWINGS

Short-term borrowings at December 31 are summarized as follows:

(Dollars in thousands)	2015	2014
Federal Home Loan Bank advances	$110,000	$603,000
Securities sold under agreements to repurchase	216,617	242,742
	$326,617	$845,742
Securities sold under agreements to repurchase, which are classified as secured borrowings, generally mature daily and are reflected at the amount of cash received in connection with the transaction. The Company may be required to provide additional collateral based on the fair value of the underlying securities.
Additional information on the Company’s short-term borrowings for the years indicated is as follows:

(Dollars in thousands)	2015	2014	2013
Outstanding at December 31	$326,617	$845,742	$680,344
Maximum month-end outstanding balance	798,933	1,034,741	680,344
Average daily outstanding balance	426,011	782,033	303,352
Average rate during the year	0.18%	0.17%	0.16%
Average rate at year end	0.20%	0.18%	0.15%

The Company has various funding arrangements with commercial banks providing up to $180.0 million in the form of Federal funds and other lines of credit. At December 31, 2015, there were no balances outstanding on these lines and all of the funding was available to the Company.

NOTE 14 – LONG-TERM DEBT
Long-term debt at December 31 is summarized as follows:

(Dollars in thousands)	2015	2014
IBERIABANK:
Federal Home Loan Bank notes, 0.903% to 7.040%	$136,628	$210,549
Notes payable - Investment fund contribution, 7 to 40 year term, 0.50% to 5.00% fixed	83,709	80,843
	220,337	291,392
IBERIABANK Corporation (junior subordinated debt):
Statutory Trust I, 3 month LIBOR (1), plus 3.25%, issued November 2002	10,310	10,310
Statutory Trust II, 3 month LIBOR (1), plus 3.15%, issued June 2003	10,310	10,310
Statutory Trust III, 3 month LIBOR (1), plus 2.00%, issued September 2004	10,310	10,310
Statutory Trust IV, 3 month LIBOR (1), plus 1.60%, issued October 2006	15,464	15,464
American Horizons Statutory Trust I, 3 month LIBOR (1), plus 3.15%, assumed January 2005	6,186	6,186
Statutory Trust V, 3 month LIBOR (1), plus 1.435%, issued June 2007	10,310	10,310
Statutory Trust VI, 3 month LIBOR (1), plus 2.75%, issued November 2007	12,372	12,372
Statutory Trust VII, 3 month LIBOR (1), plus 2.54%, issued November 2007	13,403	13,403
Statutory Trust VIII, 3 month LIBOR (1), plus 3.50%, issued March 2008	7,217	7,217
OMNI Trust I, 3 month LIBOR (1), plus 3.30%, assumed May 2011	8,248	8,248
OMNI Trust II, 3 month LIBOR (1), plus 2.79%, assumed May 2011	7,732	7,732
GA Commerce Trust II, 3 month LIBOR (1), plus 1.64%, assumed May 2015	8,248	—
	120,110	111,862
	$340,447	$403,254

(1)	The interest rate on the Company’s long-term debt indexed to LIBOR is based on the 3-month LIBOR rate. The 3-month LIBOR rate was 0.61% and 0.26% at December 31, 2015 and 2014, respectively.
Outstanding FHLB advances are a mix of bullet and amortizing structures. Amortizing FHLB advances are amortized over periods ranging from 2.5 to 20 years, and have a balloon feature at maturity. Advances are collateralized by a blanket pledge of eligible loans, subject to contractual adjustments which reduce the borrowing base, as well as a secondary pledge of FHLB stock and FHLB demand deposits, the amount of which can exceed the amounts borrowed based on contractually required adjustments. Total additional advances available from the FHLB at December 31, 2015 were $4.6 billion under the blanket floating lien including $1.2 billion from pledges of investment securities. The weighted average advance rate was 3.79% and 3.24% at December 31, 2015 and 2014, respectively.
Junior subordinated debt consists of a total of $120.1 million in Junior Subordinated Deferrable Interest Debentures of the Company issued to statutory trusts that were funded by the issuance of floating rate capital securities of the trusts. The terms of the junior subordinated debt are 30 years, and they are callable at par by the Company any time after 5 years. Interest is payable quarterly and may be deferred at any time at the election of the Company for up to 20 consecutive quarterly periods. During a deferral period, the Company is subject to certain restrictions, including being prohibited from declaring and paying dividends to its common shareholders.
Effective January 1, 2015, 75% of the Company's junior subordinated debt was excluded from Tier 1 capital for regulatory purposes. The remaining 25% will be excluded effective January 1, 2016.

Advances and long-term debt at December 31, 2015 have maturities or call dates in future years as follows:

(Dollars in thousands)
2016	$34,789
2017	61,899
2018	21,057
2019	7,865
2020	16,308
2021 and thereafter	198,529
$340,447
NOTE 15 – INCOME TAXES
The provision for income tax expense consists of the following for the years ended December 31:

(Dollars in thousands)	2015	2014	2013
Current expense	$67,025	$69,612	$62,468
Deferred expense (benefit)	4,551	(25,027)	(35,930)
Tax credits	(11,268)	(12,012)	(11,690)
ASU 2014-01 Amortization on Low Income Housing Tax Credits	2,023	1,005	251
Tax benefits attributable to items charged to equity and goodwill	1,763	2,105	1,034
	$64,094	$35,683	$16,133
There was a balance receivable of $13 million and $2 million for federal and state income taxes at December 31, 2015 and 2014, respectively. The provision for federal income taxes differs from the amount computed by applying the federal income tax statutory rate of 35 percent on income before income tax expense as indicated in the following analysis for the years ended December 31:

(Dollars in thousands)	2015	2014	2013
Federal tax based on statutory rate	$72,428	$49,373	$28,441
Increase (decrease) resulting from:
Effect of tax-exempt income	(6,919)	(7,064)	(7,282)
Interest and other nondeductible expenses	5,899	2,642	2,007
State taxes, net of federal benefit	3,955	2,531	3,237
Tax credits	(11,268)	(12,012)	(11,690)
ASU 2014-01 Amortization on Low Income Housing Tax Credits	2,023	1,005	251
Other	(2,024)	(792)	1,169
	$64,094	$35,683	$16,133
Effective tax rate	31.0%	25.3%	19.9%

The composition of other items resulting in a net tax benefit of $2.0 million for the year ending December 31, 2015 arose principally from a decrease of $1.3 million related to effects of prior year amended returns and by $0.6 million for other discrete items, including prior year provision-to-return adjustments.

The net deferred tax asset at December 31 is as follows:

(Dollars in thousands)	2015	2014
Deferred tax asset:
NOL carryforward	$17,258	$978
Allowance for credit losses	56,446	59,267
Deferred compensation	7,528	6,631
Basis difference in acquired assets	48,256	53,202
Unrealized loss on securities available for sale	854	—
OREO	6,210	9,845
Other	10,438	13,530
	146,990	143,453
Deferred tax liability:
Basis difference in acquired assets	(31,975)	(53,940)
Gain on acquisition	(212)	(2,426)
FHLB stock	(122)	(85)
Premises and equipment	(1,658)	(9,652)
Acquisition intangibles	(7,648)	(12,151)
Deferred loan costs	(4,610)	(3,771)
Unrealized gain on securities available for sale	—	(4,052)
Investments acquired	(167)	(570)
Swap gain	—	(75)
Other	(16,694)	(12,908)
	(63,086)	(99,630)
Net deferred tax asset	$83,904	$43,823
Net operating loss carryforwards arising from acquisitions during 2015 expire over a 20-year period and will be utilized subject to annual Internal Revenue Code Section 382 limitations.  No benefit was recognized at acquisition for net operating losses that will expire unused due to the IRS limitations.
The Company determined that the net deferred tax asset is more likely than not to be realized based on an assessment of all available positive and negative evidence and therefore no valuation allowance has been recorded as of December 31, 2015 or 2014.
Retained earnings at December 31, 2015 and 2014 included approximately $21.9 million accumulated prior to January 1, 1987 for which no provision for federal income taxes has been made. If this portion of retained earnings is used in the future for any purpose other than to absorb bad debts, it will be added to future taxable income.
The Company does not believe it has any unrecognized tax benefits included in its consolidated financial statements. The Company has not had any settlements in the current period with taxing authorities, nor has it recognized tax benefits as a result of a lapse of the applicable statute of limitations.
During the years ended December 31, 2015, 2014, and 2013, the Company did not recognize any interest or penalties in its consolidated financial statements, nor has it recorded a liability for interest or penalty payments.

NOTE 16 – SHAREHOLDERS' EQUITY, CAPITAL RATIOS AND OTHER REGULATORY MATTERS
During the third quarter of 2015, the Company issued an aggregate of 3,200,000 depositary shares (the “Depositary Shares”), each representing a 1/400th ownership interest in a share of the Company’s 6.625% Fixed-to-Floating Non-Cumulative Perpetual Preferred Stock, Series B, par value $1.00 per share, (“Series B Preferred Stock”), with a liquidation preference of $10,000 per share of Series B Preferred Stock (equivalent to $25 per depositary share) which represents $80,000,000 in aggregate liquidation preference.
Dividends will accrue and be payable on the Series B preferred stock, subject to declaration by the Company’s board of directors, from the date of issuance to, but excluding August 1, 2025, at a rate of 6.625% per annum, payable semi-annually, in arrears, and from and including August 1, 2025, dividends will accrue and be payable at a floating rate equal to three-month LIBOR plus a spread of 426.2 basis points, payable quarterly, in arrears. The Company may redeem the Series B preferred stock at its option, subject to regulatory approval, as described in the Prospectus. On January 4, 2016, the Company declared a semi-annual cash dividend of $0.805 per depositary share , which was paid on February 1, 2016.
The Company and IBERIABANK are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s consolidated financial statements. Under capital adequacy regulations and the regulatory framework for prompt corrective action, the Company and IBERIABANK, as applicable, must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.
On January 1, 2015, the Company and IBERIABANK became subject to revised capital adequacy standards as implemented by new final rules approved by the U.S. banking regulatory agencies, including the FRB, to implement the revised standards of the BCBS and to address relevant provisions of the Dodd-Frank Act. Certain provisions of the new rules will be phased in from that date to January 1, 2019.
The final rules:

•	Require that non-qualifying capital instruments, including trust preferred securities and cumulative perpetual preferred stock, must be fully phased out of Tier 1 capital by January 1, 2016,

•	Establish new qualifying criteria for regulatory capital, including new limitations on the inclusion of deferred tax assets and mortgage servicing rights,

•	Require a minimum ratio of common equity Tier 1 capital (“CET1”) to risk-weighted assets of 4.5%,

•	Increase the minimum Tier 1 capital to risk-weighted assets ratio requirements from 4% to 6%,

•
Implement a new capital conservation buffer requirement for a banking organization to maintain a buffer composed of CET1 capital in an amount greater than 2.5% above the minimum CET1 capital, Tier 1 capital and total risk-based capital ratios in order to avoid limitations on capital distributions, including dividend payments, and certain discretionary bonus payments to executive officers, with the buffer to be phased in beginning on January 1, 2016 at 0.625% and increasing annually until fully phased in at 2.5% by January 1, 2019. A banking organization with a buffer of less than the required amount would be subject to increasingly stringent limitations on certain distributions and payments as the buffer approaches zero, and

•	Increase capital requirements for past-due loans, high volatility commercial real estate exposures, and certain short-term commitments and securitization exposures.
Management believes that, as of December 31, 2015, the Company and IBERIABANK met all capital adequacy requirements to which they are subject.
As of December 31, 2015, the most recent notification from the FRB categorized IBERIABANK as well-capitalized under the regulatory framework for prompt corrective action (the prompt corrective action requirements are not applicable to the Company). To be categorized as well-capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since the notification that management believes have changed that categorization. The Company’s and IBERIABANK’s actual capital amounts and ratios as of December 31 are presented in the following table.

(Dollars in thousands)	2015
	Minimum		Well-Capitalized		Actual
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Tier 1 Leverage
Consolidated	$751,798	4.00%	N/A	N/A	$1,790,034	9.52%
IBERIABANK	749,226	4.00	936,532	5.00	1,691,022	9.03
Common Equity Tier 1 (CET1) (1)
Consolidated	$752,610	4.50%	N/A	N/A	$1,684,097	10.07%
IBERIABANK	750,660	4.50	1,084,287	6.50	1,691,022	10.14
Tier 1 risk-based capital
Consolidated	$1,003,479	6.00%	N/A	N/A	$1,790,034	10.70%
IBERIABANK	1,000,880	6.00	1,334,507	8.00	1,691,022	10.14
Total risk-based capital
Consolidated	$1,337,973	8.00%	N/A	N/A	$2,029,932	12.14%
IBERIABANK	1,334,507	8.00	1,668,133	10.00	1,843,545	11.05

	2014
	Minimum		Well-Capitalized		Actual
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Tier 1 Leverage
Consolidated	$602,359	4.00%	N/A	N/A	$1,408,141	9.35%
IBERIABANK	600,121	4.00	750,151	5.00	1,265,540	8.44
Tier 1 risk-based capital
Consolidated	$504,086	4.00%	N/A	N/A	$1,408,141	11.17%
IBERIABANK	502,421	4.00	753,631	6.00	1,265,540	10.08
Total risk-based capital
Consolidated	$1,008,171	8.00%	N/A	N/A	$1,550,088	12.30%
IBERIABANK	1,004,841	8.00	1,256,052	10.00	1,407,487	11.21
(1) Beginning January 1, 2016, minimum capital ratios will be subject to a capital conservation buffer of 0.625%. This capital conservation buffer will increase in subsequent years by 0.625% until it is fully phased in on January 1, 2019 at 2.50%.

Restrictions on Dividends, Loans and Advances
IBERIABANK is restricted under applicable laws in the payment of dividends to an amount equal to current year earnings plus undistributed earnings for the immediately preceding year, unless prior permission is received from the Commissioner of Financial Institutions for the State of Louisiana. Dividends payable by IBERIABANK in 2016 without permission will be limited to 2016 earnings plus an additional $148.7 million.
Funds available for loans or advances by IBERIABANK to the Parent amounted to $184.4 million. In addition, any dividends that may be paid by IBERIABANK to the Parent would be restricted if IBERIABANK did not comply with the above-described capital conservation buffer requirements and would be prohibited if the effect thereof would cause IBERIABANK’s capital to be reduced below applicable minimum capital requirements.
During any deferral period under the Company’s junior subordinated debt, the Company would be prohibited from declaring and paying dividends to preferred and common shareholders. In addition, so long as any shares of Series B Preferred Stock remain outstanding, we are prohibited from paying dividends on any of our common stock if the required payments on our Series B Preferred Stock have not been made. See Note 14 to the consolidated financial statements for additional information.

NOTE 17 –EARNINGS PER SHARE
Share-based payment awards that entitle holders to receive non-forfeitable dividends before vesting are considered participating securities that are included in the calculation of earnings per share using the two-class method. The two-class method is an earnings allocation formula under which earnings per share is calculated for common stock and participating securities according to dividends declared and participating rights in undistributed earnings. Under this method, all earnings, distributed and undistributed, are allocated to common shares and participating securities based on their respective rights to receive dividends.
The following table presents the calculation of basic and diluted earnings per share for the periods indicated.

	For the Years Ended December 31,
(In thousands, except per share data)	2015	2014	2013
Earnings per common share - basic
Net income	$142,844	$105,382	$65,128
Dividends and undistributed earnings allocated to unvested restricted shares	(1,680)	(1,651)	(1,205)
Net income allocated to common shareholders - basic	$141,164	$103,731	$63,923
Weighted average common shares outstanding	38,214	31,307	29,052
Earnings per common share - basic	3.69	3.31	2.20

Earnings per common share - diluted
Net income allocated to common shareholders - basic	$141,164	$103,731	$63,923
Dividends and undistributed earnings allocated to unvested restricted shares	(48)	(34)	(4)
Net income allocated to common shareholders - diluted	$141,116	$103,697	$63,919
Weighted average common shares outstanding	38,214	31,307	29,052
Dilutive potential common shares	96	126	53
Weighted average common shares outstanding - diluted	38,310	31,433	29,105
Earnings per common share outstanding - diluted	$3.68	$3.30	$2.20
For the years ended December 31, 2015, 2014, and 2013, the calculations for basic shares outstanding exclude the weighted average shares owned by the Recognition and Retention Plan (“RRP”) of 607,608; 625,555; and 642,008, respectively.
The effects from the assumed exercises of 159,236; 13,101; and 483,696 stock options were not included in the computation of diluted earnings per share for the years ended December 31, 2015, 2014, and 2013, respectively, because such amounts would have had an antidilutive effect on earnings per common share.
NOTE 18 – SHARE-BASED COMPENSATION
The Company has various types of share-based compensation plans that permit the granting of awards in the form of stock options, restricted stock, restricted share units, phantom stock and performance units. These plans are administered by the Compensation Committee of the Board of Directors, which selects persons eligible to receive awards and determines the terms, conditions and other provisions of the awards. At December 31, 2015, awards of 784,254 shares could be made under approved incentive compensation plans. The Company issues shares to fulfill stock option exercises and restricted share units and restricted stock awards vesting from available authorized common shares. At December 31, 2015, the Company believes there are adequate authorized shares to satisfy anticipated stock option exercises and restricted share unit and restricted stock award vesting.
Stock option awards
The Company issues stock options under various plans to directors, officers and other key employees. The option exercise price cannot be less than the fair value of the underlying common stock as of the date of the option grant and the maximum option term cannot exceed ten years.

The following table represents the activity related to stock options during the periods indicated:

	Number of Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value (Dollars in thousands)	Weighted Average Remaining Contract Life (in years)
Outstanding options, December 31, 2012	1,236,075	$51.48
Granted	75,722	52.36
Exercised	(200,748)	40.35	$2,740
Forfeited or expired	(38,220)	55.87
Outstanding options, December 31, 2013	1,072,829	$53.47
Granted	77,434	65.31
Exercised	(267,421)	48.57	4,612
Forfeited or expired	(15,160)	60.38
Outstanding options, December 31, 2014	867,682	$55.92
Granted	82,001	62.50
Exercised	(119,917)	51.71	1,516
Forfeited or expired	(15,989)	66.52
Outstanding options, December 31, 2015	813,777	$56.99	$1,061	5.1

Exercisable options, December 31, 2013	707,934	53.54
Exercisable options, December 31, 2014	562,752	55.92
Exercisable options, December 31, 2015	546,842	$56.54	$665	3.9
The following table represents weighted average remaining life as of December 31, 2015 for options outstanding within the stated exercise prices:

	Options Outstanding			Options Exercisable
Exercise Price Range Per Share	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life	Number of Options	Weighted Average Exercise Price
$36.48 to $51.69	108,856	$50.05	5.4 years	70,437	$49.69
$51.70 to $52.88	170,627	52.34	6.5 years	86,365	52.34
$52.89 to $56.26	133,884	54.94	4.3 years	124,397	54.89
$56.27 to $59.04	121,591	57.53	1.2 years	119,855	57.52
$59.05 to $62.39	119,583	59.92	3.4 years	116,867	59.87
$62.40 to $111.71	159,236	65.83	8.2 years	28,921	75.41
Total options	813,777	$56.99	5.1 years	546,842	$56.54
The Company uses the Black-Scholes option pricing model to estimate the fair value of stock option awards. The following weighted-average assumptions were used for option awards issued during the years ended December 31:

	2015	2014	2013
Expected dividends	2.2%	2.1%	2.6%
Expected volatility	35.6%	35.8%	34.8%
Risk-free interest rate	2.0%	2.3%	1.7%
Expected term (in years)	7.5	7.5	8.6
Weighted-average grant-date fair value	$19.57	$21.26	$15.37
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

The following table represents the compensation expense that is included in non-interest expense and related income tax benefits in the accompanying consolidated statements of comprehensive income related to stock options for the years ended December 31:

(Dollars in thousands)	2015	2014	2013
Compensation expense related to stock options	$1,861	$2,053	$2,110
Income tax benefit related to stock options	317	375	379
At December 31, 2015, there was $2.7 million of unrecognized compensation cost related to stock options that is expected to be recognized over a weighted-average period of 5.1 years.
Restricted stock awards
The Company issues restricted stock under various plans for certain officers and directors. The restricted stock awards may not be sold or otherwise transferred until certain restrictions have lapsed. The holders of the restricted stock receive dividends and have the right to vote the shares. The compensation expense for these awards is determined based on the market price of the Company's common stock at the date of grant applied to the total number of shares granted and is recognized over the vesting period (generally three to seven years). As of December 31, 2015 and 2014, unrecognized share-based compensation associated with these awards totaled $19.5 million and $19.8 million, respectively. The unrecognized compensation cost related to restricted stock awards at December 31, 2015 is expected to be recognized over a weighted-average period of 2.7 years.
Restricted share units
In 2015 and 2014, the Company issued restricted share units to certain of its executive officers. Restricted share units vest after the end of a three years performance period, based on satisfaction of the market and performance conditions set forth in the restricted share unit agreement. Recipients do not possess voting or investment power over the common stock underlying such units until vesting. The grant date fair value of these restricted share units is the same as the value of the corresponding number of shares of common stock, adjusted for assumptions surrounding the market-based conditions contained in the respective agreements. See Note 1 for further discussion of restricted share units with market or performance conditions.
The following table represents the compensation expense that was included in non-interest expense and related income tax benefits in the accompanying consolidated statements of comprehensive income related to restricted stock awards and restricted share units for the years ended December 31:

(Dollars in thousands)	2015	2014	2013
Compensation expense related to restricted stock awards and restricted share units	$12,045	$9,932	$8,593
Income tax benefit related to restricted stock awards and restricted share units	4,215	3,476	3,008
The following table represents unvested restricted stock award and restricted share unit activity for the years ended December 31:

	2015	2014	2013
Balance at beginning of period	506,289	523,756	538,202
Granted	207,575	168,254	167,095
Forfeited	(26,970)	(18,171)	(28,713)
Earned and issued	(179,764)	(167,550)	(152,828)
Balance at end of period	507,130	506,289	523,756

The weighted average grant date fair value of restricted stock awards and restricted share units granted was $63.16, $65.11, and $51.98 for the years ended December 31, 2015, 2014, and 2013, respectively. The total fair value of restricted stock awards and restricted share units vested during the years ended December 31, 2015, 2014, and 2013 was $11.3 million, $10.9 million, and $7.8 million, respectively.
Phantom stock awards
The Company issues phantom stock awards to certain key officers and employees. The award is subject to a vesting period of five to seven years and is paid out in cash upon vesting. The amount paid per vesting period is calculated as the number of vested “share equivalents” multiplied by the closing market price of a share of the Company’s common stock on the vesting date. Share equivalents are calculated on the date of grant as the total award’s dollar value divided by the closing market price of a share of the Company’s common stock on the grant date. Award recipients are also entitled to a “dividend equivalent” on each unvested share equivalent held by the award recipient. A dividend equivalent is a dollar amount equal to the cash dividends that the participant would have been entitled to receive if the participant’s share equivalents were issued in shares of common stock. Dividend equivalents are reinvested as share equivalents that will vest and be paid out on the same date as the underlying share equivalents on which the dividend equivalents were paid. The number of share equivalents acquired with a dividend equivalent is determined by dividing the aggregate of dividend equivalents paid on the unvested share equivalents by the closing price of a share of the Company’s common stock on the dividend payment date.
Performance units
In 2015 and 2014, the Company issued performance units to certain of its executive officers. Performance units are tied to the value of shares of the Company's common stock, are payable in cash, and vest in increments of one-third per year after attainment of one or more performance measures. The value of performance units is the same as the value of the corresponding number of shares of common stock.
The following table indicates compensation expense recorded for phantom stock and performance units based on the number of share equivalents vested at December 31 of the years indicated and the current market price of the Company’s stock at that time:

(Dollars in thousands)	2015	2014	2013
Compensation expense related to phantom stock and performance units	$12,109	$5,496	$4,855
The following table represents phantom stock award and performance unit activity during the periods indicated.

(Dollars in thousands)	Number of share equivalents (1)	Value of share equivalents (2)
Balance, December 31, 2012	328,273	$16,125
Granted	179,041	11,253
Forfeited share equivalents	(18,744)	1,178
Vested share equivalents	(54,686)	2,937
Balance, December 31, 2013	433,884	$27,270
Granted	146,166	9,479
Forfeited share equivalents	(22,800)	1,479
Vested share equivalents	(81,903)	5,512
Balance, December 31, 2014	475,347	$30,826
Granted	167,573	9,228
Forfeited share equivalents	(34,681)	1,910
Vested share equivalents	(145,809)	9,288
Balance, December 31, 2015	462,430	$25,466

(1)	Number of share equivalents includes all reinvested dividend equivalents for the years indicated.

(2)
Except for share equivalents at the beginning of each period, which are based on the value at that time, and vested share payments, which are based on the cash paid at the time of vesting, the value of share equivalents is calculated based on the market price of the Company’s stock at the end of the respective periods. The market price of the Company’s stock was $55.07, $64.85 and $62.85 on December 31, 2015, 2014 and 2013, respectively.

401(k) defined contribution plan
The Company has a 401(k) Profit Sharing Plan covering substantially all of its employees. Annual employer contributions to the Plan are set by the Board of Directors. The Company made contributions of $1.7 million, $1.5 million, and 1.3 million for the years ended December 31, 2015, 2014, and 2013, respectively. The Plan provides, among other things, that participants in the Plan be able to direct the investment of their account balances within the Profit Sharing Plan into alternative investment funds. Participant deferrals under the salary reduction election may be matched by the employer based on a percentage to be determined annually by the employer.

NOTE 19 – COMMITMENTS AND CONTINGENCIES
Off-balance sheet commitments
In the normal course of business, to meet the financing needs of its customers, the Company is a party to credit related financial instruments, with risk not reflected in the consolidated financial statements. These financial instruments include commitments to extend credit, standby letters of credit, and commercial letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The credit policies used for these commitments are consistent with those used for on-balance sheet instruments. The Company’s exposure to credit loss in the event of non-performance by its customers under such commitments or letters of credit represents the contractual amount of the financial instruments as indicated in the table below. At December 31, 2015 and 2014, the fair value of guarantees under commercial and standby letters of credit was $1.5 million and $1.3 million, respectively. This fair value amount represents the unamortized fees associated with these guarantees and is included in “other liabilities” on the Company's consolidated balance sheets. This fair value will decrease as the existing commercial and standby letters of credit approach their expiration dates.
At December 31, the Company had the following financial instruments outstanding and related reserves, whose contract amounts represent credit risk:

(Dollars in thousands)	2015	2014
Commitments to grant loans	$61,240	$161,350
Unfunded commitments under lines of credit	4,617,802	4,007,954
Commercial and standby letters of credit	150,281	134,882
Reserve for unfunded lending commitments	14,145	11,801
Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to be drawn upon, the total commitment amounts generally represent future cash requirements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral, if any, is based on management’s credit evaluation of the customer.
Unfunded commitments under commercial lines of credit, revolving credit lines, and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. Many of these types of commitments do not contain a specified maturity date and may not be drawn upon to the total extent to which the Company is committed. See Note 6 for additional discussion related to the Company’s unfunded lending commitments.
Commercial and standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. These guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper issuance, bond financing, and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. When necessary they are collateralized, generally in the form of marketable securities and cash equivalents.
Legal proceedings
The nature of the business of the Company’s banking and other subsidiaries ordinarily results in a certain amount of claims, litigation, investigations, and legal and administrative cases and proceedings, all of which are considered incidental to the normal conduct of business. Some of these claims are against entities or assets of which the Company is a successor or acquired in business acquisitions and certain of these claims will be covered by loss sharing agreements with the FDIC. The Company has asserted defenses to these litigations and, with respect to such legal proceedings, intends to continue to defend itself vigorously, litigating or settling cases according to management’s judgment as to what is in the best interest of the Company and its shareholders.
The Company assesses its liabilities and contingencies in connection with outstanding legal proceedings utilizing the latest information available. Where it is probable that the Company will incur a loss and the amount of the loss can be reasonably estimated, the Company records a liability in its consolidated financial statements. These legal reserves may be increased or decreased to reflect any relevant developments on a quarterly basis. Where a loss is not probable or the amount of loss is not estimable, the Company does not accrue legal reserves. While the outcome of legal proceedings is inherently uncertain, based on information currently available, advice of counsel, and available insurance coverage, the Company’s management believes that it has established appropriate legal reserves. Any liabilities arising from pending legal proceedings are not expected to have a material adverse effect on the Company’s consolidated financial position, consolidated results of operations, or consolidated cash flows. However, in the event of unexpected future developments, it is possible that the ultimate resolution of these matters, if unfavorable, may be material to the Company’s consolidated financial position, consolidated results of operations, or consolidated cash flows.
As of the date of this filing, the Company believes the amount of losses associated with legal proceedings that it is reasonably possible to incur above amounts already accrued is immaterial.

NOTE 20 – FAIR VALUE MEASUREMENTS
Recurring fair value measurements
The Company has segregated all financial assets and liabilities that are measured at fair value on a recurring basis into the most appropriate level within the fair value hierarchy based on the inputs used to estimate the fair value at the measurement date in the tables below. See Note 1, Summary of Significant Accounting Policies, for a description of how fair value measurements are determined.

	December 31, 2015
(Dollars in thousands)	Level 1	Level 2	Level 3	Total
Assets
Securities available for sale	$—	$2,800,286	$—	$2,800,286
Mortgage loans held for sale	—	166,247	—	166,247
Derivative instruments	—	30,486	—	30,486
Total	$—	$2,997,019	$—	$2,997,019
Liabilities
Derivative instruments	$—	$24,939	$—	$24,939
Total	$—	$24,939	$—	$24,939

	December 31, 2014
	Level 1	Level 2	Level3	Total
Assets
Securities available for sale	$—	$2,158,853	$—	$2,158,853
Mortgage loans held for sale	—	139,950	—	139,950
Derivative instruments	—	32,903	—	32,903
Total	$—	$2,331,706	$—	$2,331,706
Liabilities
Derivative instruments	$—	$31,354	$—	$31,354
Total	$—	$31,354	$—	$31,354
During 2015, there were no transfers between the Level 1 and Level 2 fair value categories. During 2014, available for sale securities with a market value of $14.4 million were transferred from the Level 1 to Level 2 fair value category in the table above. The security was issued by Freddie Mac and was included in the Level 1 category at December 31, 2013 based on a recent trade price in the open market.
Gains and losses (realized and unrealized) included in earnings (or accumulated other comprehensive income) during 2015 related to assets and liabilities measured at fair value on a recurring basis are reported in non-interest income or other comprehensive income as follows:

(Dollars in thousands)	Non-interest income	Other comprehensive income
Total gains (losses) included in earnings	$2,939	$—
Change in unrealized gains (losses) relating to assets still held at December 31, 2015	—	(9,110)

Non-recurring fair value measurements
The Company has segregated all financial assets and liabilities that are measured at fair value on a non-recurring basis into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date in the tables below.

	December 31, 2015
(Dollars in thousands)	Level 1	Level 2	Level 3	Total
Assets
OREO, net	$—	$1,106	$—	$1,106
Total	$—	$1,106	$—	$1,106

	December 31, 2014
(Dollars in thousands)	Level 1	Level 2	Level 3	Total
Assets
OREO, net	$—	$1,483	$—	$1,483
Total	$—	$1,483	$—	$1,483
The tables above exclude the initial measurement of assets and liabilities that were acquired as part of the acquisitions completed in 2014 and 2015. These assets and liabilities were recorded at their fair value upon acquisition in accordance with U.S. GAAP and were not re-measured during the periods presented unless specifically required by U.S. GAAP. Acquisition date fair values represent either Level 2 fair value measurements (investment securities, OREO, property, equipment, and debt) or Level 3 fair value measurements (loans, deposits, and core deposit intangible asset).
The Company did not record any liabilities at fair value for which measurement of the fair value was made on a non-recurring basis during the years ended December 31, 2015, 2014 and 2013.
Fair value option
The Company has elected the fair value option for certain originated residential mortgage loans held for sale, which allows for a more effective offset of the changes in fair values of the loans and the derivative instruments used to hedge them without the burden of complying with the requirements for hedge accounting.
The following table summarizes the difference between the aggregate fair value and the aggregate unpaid principal balance for mortgage loans held for sale measured at fair value:

	December 31, 2015			December 31, 2014
(Dollars in thousands)	Aggregate Fair Value	Aggregate Unpaid Principal	Aggregate Fair Value Less Unpaid Principal	Aggregate Fair Value	Aggregate Unpaid Principal	Aggregate Fair Value Less Unpaid Principal
Mortgage loans held for sale, at fair value	$166,247	$161,083	$5,164	$139,950	$134,639	$5,311
Interest income on mortgage loans held for sale is recognized based on contractual rates and is reflected in interest income on loans held for sale in the consolidated statements of comprehensive income. Changes in fair value of these loans that were recorded in mortgage income in the consolidated statements of comprehensive income resulted in net losses of $1.0 million and $3.5 million for the years ended December 31, 2015 and 2014, respectively. Net gains resulting from the change in fair value of these loans were $0.4 million for the year ended December 31, 2013. The changes in fair value are mostly offset by economic hedging activities, with an immaterial portion of these changes attributable to changes in instrument-specific credit risk.

NOTE 21 – FAIR VALUE OF FINANCIAL INSTRUMENTS
The estimated fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. ASC Topic 825, Financial Instruments, excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Consequently, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.
The carrying amount and estimated fair values, as well as the level within the fair value hierarchy, of the Company’s financial instruments are included in the tables below. See Note 1, Summary of Significant Accounting Policies, for a description of how fair value measurements are determined.

	December 31, 2015
(Dollars in thousands)	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
Financial Assets
Cash and cash equivalents	$510,267	$510,267	$510,267	$—	$—
Investment securities	2,899,214	2,901,247	—	2,901,247	—
Loans and loans held for sale, net of unearned income and allowance for loan losses	14,355,297	14,674,749	—	166,247	14,508,502
FDIC loss share receivables	39,878	9,163	—	—	9,163
Derivative instruments	30,486	30,486	—	30,486	—

Financial Liabilities
Deposits	$16,178,748	$15,696,245	$—	$—	$15,696,245
Short-term borrowings	326,617	326,617	326,617	—	—
Long-term debt	340,447	309,847	—	—	309,847
Derivative instruments	24,939	24,939	—	24,939	—

	December 31, 2014
(Dollars in thousands)	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
Financial Assets
Cash and cash equivalents	$548,095	$548,095	$548,095	$—	$—
Investment securities	2,275,813	2,278,334	—	2,278,334	—
Loans and loans held for sale, net of unearned income and allowance for loan losses	11,450,985	11,475,315	—	139,950	11,335,365
FDIC loss share receivables	69,627	19,606	—	—	19,606
Derivative instruments	32,903	32,903	—	32,903	—

Financial Liabilities
Deposits	$12,520,525	$12,298,017	$—	$—	$12,298,017
Short-term borrowings	845,742	845,742	845,742	—	—
Long-term debt	403,254	376,139	—	—	376,139
Derivative instruments	31,354	31,354	—	31,354	—
The fair value estimates presented herein are based upon pertinent information available to management as of December 31, 2015 and 2014. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

NOTE 22 – RELATED PARTY TRANSACTIONS
In the ordinary course of business, the Company may execute transactions with various related parties. These transactions are consummated at terms equivalent to the prevailing market rates and terms at the time. Examples of such transactions may include lending or deposit arrangements, transfers of financial assets, services for administrative support, and other miscellaneous items.
The Company has granted loans to executive officers and directors and their affiliates. These loans, including the related principal additions, principal payments, and unfunded commitments are immaterial to the consolidated financial statements at December 31, 2015 and 2014. None of the related party loans were classified as non-accrual, past due, troubled debt restructurings, or potential problem loans at December 31, 2015 and 2014.
Deposits from related parties held by the Company were also immaterial at December 31, 2015 and 2014.

NOTE 23 – BUSINESS SEGMENTS
Each of the Company’s reportable operating segments serves the specific needs of the Company’s customers based on the products and services it offers. The reportable segments are based upon those revenue-producing components for which separate financial information is produced internally and primarily reflect the manner in which resources are allocated and performance is assessed. Further, the reportable operating segments are also determined based on the quantitative thresholds prescribed within ASC Topic 280, Segment Reporting, and consideration of the usefulness of the information to the users of the consolidated financial statements.
The Company reports the results of its operations through three reportable segments: IBERIABANK, IMC, and LTC. The IBERIABANK segment represents the Company’s commercial and retail banking functions, including its lending, investment, and deposit activities. IBERIABANK also includes the Company’s wealth management, capital markets, and other corporate functions. The IMC segment represents the Company’s origination, funding, and subsequent sale of one-to-four family residential mortgage loans. The LTC segment represents the Company’s title insurance and loan closing services.
Certain expenses not directly attributable to a specific reportable segment are allocated to segments based on pre-determined methods that reflect utilization. Also within IBERIABANK are certain reconciling items that translate reportable segment results into consolidated results. The following tables present certain information regarding our operations by reportable segment, including a reconciliation of segment results to reported consolidated results for the periods presented. Reconciling items between segment results and reported results include:

•
Elimination of interest income and interest expense representing interest earned by IBERIABANK on interest-bearing checking accounts held by related companies, as well as the elimination of the related deposit balances at the IBERIABANK segment;

•	Elimination of investment in subsidiary balances on certain operating segments included in total and average segment assets; and

•	Elimination of intercompany due to and due from balances on certain operating segments that are included in total and average segment assets.

	Year Ended December 31, 2015
(Dollars in thousands)	IBERIABANK	IMC	LTC	Consolidated
Interest and dividend income	$639,793	$7,062	$3	$646,858
Interest expense	56,222	2,878	—	59,100
Net interest income	583,571	4,184	3	587,758
Provision for loan losses	30,908	—	—	30,908
Mortgage income	1,426	79,696	—	81,122
Title revenue	—	—	22,837	22,837
Other non-interest income	116,443	(2)	(7)	116,434
Allocated expenses	(16,253)	12,036	4,217	—
Non-interest expense	495,158	57,784	17,363	570,305
Income before income tax expense	191,627	14,058	1,253	206,938
Income tax expense	58,006	5,581	507	64,094
Net income	$133,621	$8,477	$746	$142,844
Total loans and loans held for sale, net of unearned income	$14,305,663	$188,012	$—	$14,493,675
Total assets	19,220,085	256,888	27,095	19,504,068
Total deposits	16,173,831	4,917	—	16,178,748
Average assets	18,146,216	230,819	25,671	18,402,706

	Year Ended December 31, 2014
(Dollars in thousands)	IBERIABANK	IMC	LTC	Consolidated
Interest and dividend income	$498,820	$5,992	$3	$504,815
Interest expense	42,983	1,721	—	44,704
Net interest income	455,837	4,271	3	460,111
Provision for loan losses	18,966	94	—	19,060
Mortgage income	71	51,726	—	51,797
Title revenue	—	—	20,492	20,492
Other non-interest income	101,401	(61)	(1)	101,339
Allocated expenses	(11,602)	8,203	3,399	—
Non-interest expense	412,165	44,761	16,688	473,614
Income before income tax expense	137,780	2,878	407	141,065
Income tax expense	34,352	1,148	183	35,683
Net income	$103,428	$1,730	$224	$105,382
Total loans and loans held for sale, net of unearned income	$11,415,973	$165,143	$—	$11,581,116
Total assets	15,537,731	194,156	26,017	15,757,904
Total deposits	12,515,329	5,196	—	12,520,525
Average assets	14,430,768	176,003	25,223	14,631,994

	Year Ended December 31, 2013
(Dollars in thousands)	IBERIABANK	IMC	LTC	Consolidated
Interest and dividend income	$431,418	$5,747	$32	$437,197
Interest expense	45,150	1,803	—	46,953
Net interest income	386,268	3,944	32	390,244
Provision for loan losses	5,123	22	—	5,145
Mortgage income	2	64,195	—	64,197
Title revenue	—	—	20,526	20,526
Other non-interest income	84,243	(10)	2	84,235
Allocated expenses	(7,453)	5,417	2,036	—
Non-interest expense	406,380	49,723	16,693	472,796
Income before income tax expense	66,463	12,967	1,831	81,261
Income tax expense	10,299	5,093	741	16,133
Net income	$56,164	$7,874	$1,090	$65,128
Total loans and loans held for sale, net of unearned income	$9,472,908	$147,553	$—	$9,620,461
Total assets	13,167,162	173,131	25,257	13,365,550
Total deposits	10,734,030	2,970	—	10,737,000
Average assets	12,794,997	183,513	25,478	13,003,988
NOTE 24 – CONDENSED PARENT COMPANY ONLY FINANCIAL STATEMENTS
Condensed financial statements of the Parent are shown below. The Parent has no significant operating activities.
Condensed Balance Sheets

(Dollars in thousands)	December 31
	2015	2014
Assets
Cash in bank	$154,298	$36,064
Investments in subsidiaries	2,449,325	1,841,420
Other assets	54,454	119,493
	$2,658,077	$1,996,977
Liabilities and Shareholders’ Equity
Liabilities	$159,242	$144,829
Shareholders’ equity	2,498,835	1,852,148
	$2,658,077	$1,996,977

Condensed Statements of Income

	Year Ended December 31
(Dollars in thousands)	2015	2014	2013
Operating income
Dividends from bank subsidiary	$—	$—	$49,000
Dividends from non-bank subsidiaries	—	—	1,511
Reimbursement of management expenses	59,255	46,433	34,474
Other income	(329)	437	869
Total operating income	58,926	46,870	85,854
Operating expenses
Interest expense	3,393	3,224	3,232
Salaries and employee benefits expense	41,689	31,981	29,159
Other expenses	17,492	14,576	13,651
Total operating expenses	62,574	49,781	46,042
Income (loss) before income tax benefit and increase in equity in undistributed earnings of subsidiaries	(3,648)	(2,911)	39,812
Income tax expense (benefit)	800	(518)	(2,808)
Income (loss) before equity in undistributed earnings of subsidiaries	(4,448)	(2,393)	42,620
Equity in undistributed earnings of subsidiaries	147,292	107,775	22,508
Net income	$142,844	$105,382	$65,128

Condensed Statements of Cash Flows

(Dollars in thousands)	Year Ended December 31
	2015	2014	2013
Cash Flow from Operating Activities
Net income	$142,844	$105,382	$65,128
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	416	595	2,035
Net income of subsidiaries	(147,292)	(107,775)	(73,044)
Share-based compensation cost	13,906	11,985	10,703
Gain on sale of assets	(110)	—	—
Tax benefit associated with share-based payment arrangements	(580)	(2,105)	(886)
Other, net	82,105	(27,274)	7,575
Net Cash Provided by (Used in) Operating Activities	91,289	(19,192)	11,511
Cash Flow from Investing Activities
Cash paid in excess of cash received for acquisitions	(5,054)	4,783	—
Proceeds from sale of premises and equipment	12	—	11,751
Purchases of premises and equipment	(2)	(36)	(5,247)
Return of capital from (Capital contributed to) subsidiary	5,000	(14,600)	—
Dividends received from subsidiaries	—	—	50,511
Net Cash (Used in) Provided by Investing Activities	(44)	(9,853)	57,015
Cash Flow from Financing Activities
Cash dividends paid on common stock	(52,318)	(43,070)	(40,332)
Proceeds from common stock transactions	5,535	11,693	8,101
Payments to repurchase common stock	(3,620)	(3,727)	(2,280)
Net proceeds from issuance of preferred stock	76,812	—	—
Tax benefit associated with share-based payment arrangements	580	2,105	886
Net Cash Provided by (Used In) Financing Activities	26,989	(32,999)	(33,625)
Net Increase (Decrease) in Cash and Cash Equivalents	118,234	(62,044)	34,901
Cash and Cash Equivalents at Beginning of Period	36,064	98,108	63,207
Cash and Cash Equivalents at End of Period	$154,298	$36,064	$98,108
Corporate Information
Corporate Headquarters
IBERIABANK Corporation
200 West Congress Street
Lafayette, LA 70501
337.521.4012
Corporate Mailing Address
P.O. Box 52747
Lafayette, LA 70505-2747
Annual Meeting
IBERIABANK Corporation Annual Meeting of Shareholders will be held on Wednesday, May 4, 2016 at 4:00 p.m., local time, at the Windsor Court Hotel, located at 300 Gravier Street, New Orleans, Louisiana.
Shareholder Assistance
Shareholders requesting a change of address, records or information about the Dividend Reinvestment Plan, or lost certificates should contact:

Investor Relations
Computershare
PO Box 30170
College Station, TX 77842-3170
800.368.5948
www.computershare.com/investor
For Information
Copies of the Company’s Annual Report on Form 10-K including financial statements and financial statement schedules, will be furnished to Shareholders without cost by sending a written request to Robert B. Worley, Jr., Secretary, IBERIABANK Corporation, 601 Poydras Street, 21st Floor, New Orleans, Louisiana 70130. This and other information regarding IBERIABANK Corporation and its subsidiaries may be accessed from our web sites. In addition, shareholders may contact:
Daryl G. Byrd, President and CEO
337.521.4003
John R. Davis, Senior Executive Vice President
337.521.4005
Internet Addresses
www.iberiabank.com
www.iberiabankmortgage.com
www.lenderstitle.com
www.utla.com
www.iberiabankcreditcards.com

Stock Information

	MARKET PRICE			DIVIDENDS DECLARED
2015	HIGH	LOW	CLOSING
First Quarter	$65.45	$54.34	$63.03	$0.34
Second Quarter	$71.21	$61.13	$68.23	$0.34
Third Quarter	$69.99	$56.63	$58.21	$0.34
Fourth Quarter	$65.38	$52.27	$55.07	$0.34
	MARKET PRICE			DIVIDENDS DECLARED
2014	HIGH	LOW	CLOSING
First Quarter	$72.41	$60.96	$70.15	$0.34
Second Quarter	$71.94	$59.20	$69.19	$0.34
Third Quarter	$70.58	$62.40	$62.51	$0.34
Fourth Quarter	$70.00	$60.53	$64.85	$0.34

At February 19, 2016, IBERIABANK Corporation had approximately 2,927 shareholders of record.
Securities Listing
IBERIABANK Corporation’s common stock trades on the NASDAQ Global Select Market under the symbol “IBKC.” In local and national newspapers, the Company is listed under “IBERIABANK.”

Dividend Restrictions
The majority of the Company’s revenue is from dividends declared and paid to the Company by its subsidiary, IBERIABANK, which is subject to laws and regulations that limit the amount of dividends and other distributions it can pay. In addition, the Company and IBERIABANK are required to maintain capital at or above regulatory minimums and to remain “well-capitalized” under prompt corrective action regulations. The declaration and payment of dividends on the Company’s capital stock also is subject to contractual restrictions. While the Company has Series B preferred stock outstanding, the Company may not declare and pay a dividend on its common stock unless dividends on all such outstanding preferred stock have been declared and paid in full or declared and a sum sufficient for the payment of those dividends has been set aside. See Note 14- Long-Term Debt and Note 16- Shareholders Equity, Capital Requirements and Other Regulatory Matters and Management’s Discussion and Analysis of Financial Condition and Results of Operations - Funding Sources - Long-term Debt.
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