Form 10-K, Exhibit 13
period 2016-12-31
IBERIABANK CORP
filed 2017-02-21
CIK 933141

EXHIBIT 13
This Annual Report, including the Financial Review and the Financial Statements and related Notes, contains forward-looking statements, which may include forecasts of our financial results and condition, expectations for our operations and business, and our assumptions for those forecasts and expectations. Do not unduly rely on forward-looking statements. Actual results may differ materially from our forward-looking statements due to several factors. Factors that could cause our actual results to differ materially from our forward-looking statements are described in this Report, including in the “Forward-Looking Statements” and “Risk Factors” sections, and in the “Regulation and Supervision” section of our Annual Report on Form 10-K for the year ended December 31, 2016 (“2016 Form 10-K”).
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

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
EXECUTIVE OVERVIEW
The Company is a $21.7 billion bank holding company primarily concentrated in commercial banking in the southeastern United States. We are shareholder and client-focused, expect high performance from our associates, believe in a strong sense of community, and strive to make the Company a great place to work. The Company focuses on improving long-term shareholder returns by setting challenging financial goals and executing on these goals even when faced with difficult economic and regulatory environments. The Company believes that shareholder value is created by investing in our people to ensure that we attract, develop, and retain talented team members, providing exceptional products and services to our customers in order to grow our high-quality client base, and improving the efficiency of our operations through expense reduction and revenue enhancement opportunities. Our Company has a growth strategy that includes both organic growth and growth through acquisitions and we have successfully executed this strategy over the last decade. We are mindful of the risks associated with growth and we recognize that a robust risk management process is essential to enhance and protect shareholder value. The Company continues to invest in a comprehensive risk management structure to stay ahead of potential threats and challenges, appropriately balancing risk with profitability and ensuring that our strategic goals deliver the intended results.
2016 Financial Performance
In 2016, the Company saw the full benefit from the prior year acquisitions, growing net revenues by $74.9 million, or 9%, while also successfully containing expenses, which declined $3.6 million, or 1%, compared to 2015. We have grown our balance sheet organically in 2016 by $2.2 billion, or 11%, to $21.7 billion, which included loan growth of $737.5 million, or 5%, and deposit growth of $1.2 billion, or 8%. Our expansion and subsequent growth into new market areas through prior period acquisitions has helped us diversify and manage our credit risk exposure. We have strengthened our liquidity and capital positions and have seen some downward pressure on net interest margin as a result, but expect that deployment of excess liquidity and capital in 2017 into higher yielding assets will subsequently improve our profitability metrics. See the "2017 Outlook" section below for further discussion.
Highlights of the Company’s performance in 2016 include:

•
Diluted EPS (GAAP) of $4.30, up 17% from $3.68 in 2015, and core diluted EPS (non-GAAP) of $4.43 compared to core diluted EPS of $4.18 in 2015 (see Table 32 for reconciliation of GAAP to non-GAAP measures).

•	Net interest income of $649.2 million, up 10% from $587.8 million in 2015, and net interest margin on a taxable equivalent basis of 3.53%, compared to 3.55% in 2015.

•	Non-interest income of $233.8 million, up 6% from $220.4 million in 2015.

•	Non-interest expense of $566.7 million, a decrease of $3.6 million, or 1%, from 2015.

•	Efficiency ratio of 64.2%, an improvement of 640 basis points, from 70.6% in 2015, and core tangible efficiency ratio (non-GAAP) of 60.2%, compared to 64.5% in 2015.

•	Return on average assets of 0.92% and core return on average assets (non-GAAP) of 0.95%, an increase of 14 basis points and 7 basis points, respectively, compared to 2015.

•	Net income of $186.8 million, up 31% from $142.8 million in 2015, and net income available to common shareholders of $178.8 million, up 25% over 2015.

•
Total loan growth of $737.5 million, or 5%, including intentional risk-related reductions of approximately $355 million in 2016 in the energy portfolio, energy-related markets, and indirect automobile lending business ($797 million cumulative reduction since the start of the "risk-off trade" at the beginning of 2015). Energy-related loans were 3.7% of total loans at December 31, 2016.

•
Net charge-off ratio of 0.23% of average loans, an increase over 2015's ratio of 0.08% of average loans, as many of the Company's energy-related problem credits have moved through a cycle of deterioration and resolution, as expected. Excluding the energy portfolio, net charge-offs were 0.12% of average non-energy-related loans. Provision expense was $44.4 million, an increase of $13.5 million, or 44%, over 2015.

•	Net deposit growth of $1.2 billion, or 8%, including non-interest bearing deposit growth of $576.6 million, or 13%.

•
Issued non-cumulative perpetual preferred stock, raising $55.3 million in net proceeds, and issued approximately 3.6 million shares of common stock, resulting in net proceeds of $279.2 million, further strengthening our capital position. The Company's total risk-based capital ratio increased to 14.13% at December 31, 2016, from 12.17% at December 31, 2015 and IBERIABANK met the requirements to be categorized as "well-capitalized" under the regulatory framework for prompt corrective action at December 31, 2016 and 2015.

•	Successfully terminated all loss share agreements associated with FDIC-assisted acquisitions. As a result of this action, the Company recorded a $17.8 million pre-tax charge during the fourth quarter of 2016 to write-off the balance of the FDIC loss share receivable, and will benefit from all future recoveries and be responsible for all future losses and expenses related to the assets previously subject to these agreements.
TABLE 1—SELECTED FINANCIAL INFORMATION

	Years Ended December 31
(Dollars in thousands)	2016	2015	2014	2013	2012
Key Ratios
Efficiency Ratio	64.17%	70.57%	74.73%	84.50%	77.49%
Tangible efficiency ratio (TE) (Non-GAAP)	62.37%	68.57%	72.53%	82.10%	74.89%
Return on average assets	0.92%	0.78%	0.72%	0.50%	0.63%
Return on average assets, core basis (Non-GAAP)	0.95%	0.88%	0.81%	0.71%	0.67%
Net interest margin (TE)	3.53%	3.55%	3.51%	3.38%	3.58%
Non-interest income	$233,821	$220,393	$173,628	$168,958	$175,997
Non-interest income, core basis (Non-GAAP)	231,819	216,360	170,871	166,624	170,026
Non-interest expense	566,665	570,305	473,614	472,796	432,185
Non-interest expense, core basis (Non-GAAP)	546,004	533,845	445,094	428,254	418,174
2017 Outlook
The Company's long-term financial goals are as follows:

•	Return on Average Tangible Common Equity of 13% to 17% (core basis);

•	Core Tangible Efficiency Ratio of less than 60%; and

•	Legacy Asset Quality in the top 10% of our peers.
Our strong liquidity and capital positions will be both our greatest opportunity and challenge in 2017 as our margin improvement will be dependent on our ability to deploy that excess liquidity and capital into higher yielding assets. In addition, continued improvement in credit quality will be instrumental to a successful 2017.
Management's expectations for the Company in 2017 include the following:

•	Consolidated loan growth in the high-single digit range, including growth from our recent expansion into the South Carolina market;

•	Easing of the risk-off trade, reducing barriers to loan growth;

•	Deposit growth in the mid-single digit range;

•
Improvement in net interest margin as excess liquidity is deployed into higher yielding assets (timing of the reduction in excess liquidity is the most important factor on the overall margin level for the year);

•	Improvement in consolidated credit metrics;

•	Decline in provision expense from 2016 as credit conditions within the energy portfolio continue to improve;

•	Slight increase in non-interest income as declines in the mortgage business are offset by other non-interest income categories;

•	Continued cost containment efforts on non-interest expense to reach our goal of a sustained core tangible efficiency ratio below 60%;

•	Effective tax rate of approximately 34%;

•	EPS will continue to be pressured until excess liquidity and capital are deployed into higher yielding assets (i.e., currently excess liquidity and capital are earning the Fed Funds rate); and

•
Realization of the full benefit from our modeled asset sensitive position if interest rates move higher (i.e., we believe the next 25 basis point Fed Funds rate increase will result in approximately 5 cents of favorable quarterly EPS impact in the full quarter post the raise).

Significant Transactions
While there were no acquisitions in 2016, the Company saw the full benefit from the prior year acquisitions, growing revenues by $74.9 million, or 9%, while also successfully containing expenses, which declined $3.6 million, or 1%, compared to 2015. The balance sheet grew in 2016 by $2.2 billion, or 11%, to $21.7 billion, which included loan growth of $737.5 million, or 5%, and deposit growth of $1.2 billion, or 8%. The Company will continue to execute its growth strategy, both organically and through strategically sound acquisitions. Recently, the Company announced plans to expand into Greenville, South Carolina with the addition of a Regional President for that market.
2015 Acquisitions
For over a decade, the Company has executed targeted acquisitions that were a strong strategic fit for the Company and provided additional value to existing shareholders. These acquisitions have provided significant growth and allowed for geographic, industry, and product diversification. In 2015, the Company further diversified its business, expanding its presence in Florida and Georgia through the acquisitions of Florida Bank Group on February 28, 2015, Old Florida on March 31, 2015, and Georgia Commerce on May 31, 2015.
The acquired assets and liabilities are presented in Note 3, Acquisition Activity, to the consolidated financial statements. The following table is a summary of the Company's acquisition activity over the past five years:
TABLE 2—SUMMARY OF ACQUISITION ACTIVITY FROM 2012 TO 2016

(Dollars in millions)
Acquisition	Acquisition Date	Total Tangible Assets Acquired	Total Loans and Loans Held for Sale Acquired	Total Deposits Acquired	Goodwill	Other Intangible Assets
Florida Gulf Bancorp, Inc.	2012	$307.3	$215.8	$286.0	$32.4	$—
Trust One Bank - Memphis Operations	2014	180.2	86.5	191.3	8.6	2.6
Teche Holding Company	2014	854.4	700.5	639.6	80.4	7.4
First Private Holdings, Inc.	2014	350.9	299.3	312.3	26.3	0.5
Florida Bank Group, Inc.	2015	535.9	307.5	392.2	17.4	4.5
Old Florida Bancshares, Inc.	2015	1,540.0	1,068.9	1,389.8	100.8	6.8
Georgia Commerce Bancshares, Inc.	2015	1,022.3	793.4	908.0	86.7	6.7
Total Acquisitions, 2012-2016		$4,791.0	$3,471.9	$4,119.2	$352.6	$28.5

Termination of loss share agreements with the FDIC
In conjunction with the acquisitions of certain assets and liabilities of six failed banks between 2009 and 2011, as well as the acquisition of Georgia Commerce in 2015, the Company entered into or assumed arrangements with the FDIC that obligated the FDIC to reimburse the Company for losses on certain loans associated with the FDIC-assisted transactions.
Effective December 20, 2016, the Company entered into an agreement with the FDIC to terminate the Company’s loss share agreements ahead of their contractual maturities. Under the terms of the agreement, all rights and obligations of the Company and the FDIC have been resolved and completed. The Company received a net payment of $6.5 million from the FDIC as consideration for termination of the loss share agreements and subsequently derecognized the remaining FDIC indemnification asset and associated assets and liabilities, resulting in a pre-tax loss of $17.8 million. The Company will benefit from all future recoveries, and be responsible for all future losses and expenses related to the assets previously subject to the loss share agreements.

Capital transactions

On May 9, 2016, the Company issued an aggregate of 2,300,000 depositary shares (the “Series C Depositary Shares”), each representing a 1/400th ownership interest in a share of the Company’s 6.60% Fixed-to-Floating Non-Cumulative Perpetual Preferred Stock, Series C, par value $1.00 per share, (“Series C Preferred Stock”), with a liquidation preference of $10,000 per share of Series C Preferred Stock (equivalent to $25 per depositary share), which represents $57,500,000 in aggregate liquidation preference. Net proceeds from the offering, after deduction of underwriting discounts, commissions, and direct issuance costs were $55.3 million.

On December 7, 2016, the Company issued an additional 3,593,750 shares of its common stock at a price of $81.50 per common share. Net proceeds from the offering totaled $279.2 million.
FINANCIAL OVERVIEW
Selected consolidated financial and other data for the past five years is shown in the following tables.
TABLE 3—SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA(1,2)

	Years Ended December 31					2016 vs. 2015
(Dollars in thousands, except per share data)	2016	2015	2014	2013	2012	$ Change	% Change
Income Statement Data
Interest and dividend income	$716,939	$646,858	$504,815	$437,197	$445,200	70,081	11%
Interest expense	67,701	59,100	44,704	46,953	63,450	8,601	15
Net interest income	649,238	587,758	460,111	390,244	381,750	61,480	10
Provision for loan losses	44,424	30,908	19,060	5,145	20,671	13,516	44
Net interest income after provision for loan losses	604,814	556,850	441,051	385,099	361,079	47,964	9
Non-interest income	233,821	220,393	173,628	168,958	175,997	13,428	6
Non-interest expense	566,665	570,305	473,614	472,796	432,185	(3,640)	(1)
Income before income tax expense	271,970	206,938	141,065	81,261	104,891	65,032	31
Income tax expense	85,193	64,094	35,683	16,133	28,496	21,099	33
Net income	186,777	142,844	105,382	65,128	76,395	43,933	31
Preferred stock dividends	(7,977)	—	—	—	—	(7,977)	100
Net Income Available to Common Shareholders	$178,800	$142,844	$105,382	$65,128	$76,395	35,956	25
Earnings per common share – basic	$4.32	$3.69	$3.31	$2.20	$2.59	0.63	17
Earnings per common share – diluted	4.30	3.68	3.30	2.20	2.59	0.62	17
Cash dividends per common share	1.40	1.36	1.36	1.36	1.36	0.04	3

(Dollars in thousands, except per share data)	As of December 31					2016 vs. 2015
	2016	2015	2014	2013	2012	$ Change	% Change
Balance Sheet Data
Total assets	$21,659,190	$19,504,068	$15,757,904	$13,365,550	$13,129,678	$2,155,122	11%
Cash and cash equivalents	1,362,126	510,267	548,095	391,396	970,977	851,859	167
Loans, net of unearned income	15,064,971	14,327,428	11,441,044	9,492,019	8,498,580	737,543	5
Investment securities	3,535,313	2,899,214	2,275,813	2,090,906	1,950,066	636,099	22
Goodwill and other intangible assets, net	759,823	765,655	548,130	425,442	429,584	(5,832)	(1)
Deposits	17,408,283	16,178,748	12,520,525	10,737,000	10,748,277	1,229,535	8
Borrowings	1,138,089	667,064	1,248,996	961,043	726,422	471,025	71
Shareholders’ equity	2,939,694	2,498,835	1,852,148	1,530,346	1,529,868	440,859	18
Book value per common share (3)	62.68	58.87	55.37	51.38	51.88	3.81	6
Tangible book value per common share (Non-GAAP)(3) (5)	45.80	40.35	39.08	37.15	37.34	5.45	14

	As of and For the Years Ended December 31
	2016	2015	2014	2013	2012
Key Ratios (4)
Return on average assets	0.92%	0.78%	0.72%	0.50%	0.63%
Return on average common equity	7.08	6.41	6.17	4.26	5.05
Return on average tangible common equity (Non-GAAP) (5)	10.44	9.65	9.04	6.17	7.21
Equity to assets at end of period	13.57	12.81	11.75	11.45	11.65
Earning assets to interest-bearing liabilities at end of period	146.60	142.28	135.15	132.74	124.93
Interest rate spread (6)	3.37	3.41	3.40	3.26	3.43
Net interest margin (TE) (6) (7)	3.53	3.55	3.51	3.38	3.58
Non-interest expense to average assets	2.79	3.10	3.24	3.64	3.57
Efficiency ratio (8)	64.17	70.57	74.73	84.60	77.49
Tangible efficiency ratio (TE) (Non-GAAP) (5) (7) (8)	62.37	68.57	72.53	82.10	74.89
Common stock dividend payout ratio	32.94	38.46	42.05	62.11	52.50
Asset Quality Data (Legacy)
Non-performing assets to total assets at end of period (9)	1.20%	0.42%	0.41%	0.61%	0.69%
Allowance for credit losses to non-performing loans at end of period (9)	52.46	209.41	246.26	175.35	150.57
Allowance for credit losses to total loans at end of period	0.92	0.96	0.91	0.95	1.10
Consolidated Capital Ratios
Tier 1 leverage capital ratio	10.86%	9.52%	9.35%	9.70%	9.70%
Common Equity Tier 1 (CET1)	11.84	10.10	N/A	N/A	N/A
Tier 1 risk-based capital ratio	12.59	10.73	11.17	11.57	12.92
Total risk-based capital ratio	14.13	12.17	12.30	12.82	14.19

(1)	Certain balances and amounts have been restated for the effect of the adoption of ASU No. 2014-01 on January 1, 2015.

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

(3)	Shares used for book value purposes are net of shares held in treasury at the end of 2014, 2013, and 2012.

(4)	With the exception of end-of-period ratios, all ratios are based on average daily balances during the respective periods.

(5)	Tangible calculations eliminate the effect of goodwill and acquisition-related intangible assets and the corresponding amortization expense on a tax-effected basis where applicable.

(6)
Interest rate spread represents the difference between the weighted average yield on earning assets and the weighted average cost of interest-bearing liabilities. Net interest margin represents net interest income as a percentage of average net earning assets.

(7)	Fully taxable equivalent ("TE") calculations include the tax benefit associated with related income sources that are tax-exempt using a rate of 35%, which approximates the marginal tax rate.

(8)	The efficiency ratio represents non-interest expense as a percentage of total revenues. Total revenues are the sum of net interest income and non-interest income.

(9)	Non-performing loans consist of non-accruing loans and loans 90 days or more past due. Non-performing assets consist of non-performing loans and repossessed assets.

The Company’s net income available to common shareholders for the year ended December 31, 2016 totaled $178.8 million, or $4.30 per diluted share, compared to $142.8 million, or $3.68 per diluted share, for 2015. Key components of the Company’s 2016 performance are summarized below.

•
Net interest income increased $61.5 million, or 10%, in 2016 when compared to 2015, a result of a $70.1 million, or 11%, increase in interest and dividend income partially offset by a $8.6 million, or 15%, increase in interest expense. Net interest income increases for 2016 are the result of a $1.8 billion increase in average earning assets offset by a one basis point decrease in average yield on earning assets, a $903.5 million increase in average interest-bearing liabilities, and a three basis point increase in funding costs when compared to 2015. Net interest margin on a tax-equivalent basis decreased two basis points to 3.53% from 3.55% when comparing the periods, largely due to excess liquidity, as well as excess capital currently invested in lower yielding cash and securities.

•
The Company recorded a provision for loan losses of $44.4 million in 2016, $13.5 million higher than the provision recorded in 2015. The increase in the provision was due primarily to the deterioration in credit quality in energy-related loans, which accounted for almost 50% of the Company's net charge-offs in 2016, and to a lesser extent, legacy loan growth ($1.5 billion, or 13%, growth since December 31, 2015). Net charge-offs were $33.8 million, or 0.23%, of average loans in 2016, compared to $10.9 million, or 0.08%, in 2015. As of December 31, 2016, the total allowance for loan losses as a percent of total loans was 0.96% compared to 0.97% at December 31, 2015.

•
Non-interest income increased $13.4 million, or 6%, when compared to 2015, a result of a $3.2 million increase in mortgage income, a $1.9 million increase in service charges, and a $1.5 million increase in credit card and merchant related income. All other non-interest income categories also increased $9.7 million primarily due to increases in client derivatives income, SBA loan income, and COLI income. These increases were partially offset by a $2.3 million decrease in broker commissions.

•
Non-interest expense decreased $3.6 million, or 1% in 2016. The primary reason for this decrease is the direct merger-related and severance expenses incurred during 2015 resulting from the Company's three 2015 acquisitions, which was partially offset by a $17.8 million loss incurred to terminate the Company's loss share agreements with the FDIC in December of 2016.

•
The Company paid a quarterly cash dividend of $0.36 per common share in the third and fourth quarters of 2016 and a quarterly cash dividend of $0.34 per common share in the first and second quarters of 2016, resulting in dividends of $1.40 for the year-to-date period compared to $1.36 in the prior year. The common stock dividend payout ratio was 32.9% in 2016, compared to 38.5% in 2015.

•
Total assets at December 31, 2016 were $21.7 billion, up $2.2 billion, or 11%, from December 31, 2015. Total loan growth of $737.5 million across many of the Company’s markets and a $851.9 million increase in total cash and cash equivalents drove the increase in total assets. The increase in total cash and cash equivalents was attributable to increased deposits and capital raised from the common stock issuance during 2016. The excess liquidity and excess capital is currently invested in cash equivalents until it is deployed into higher yielding assets.

•
Total loans net of unearned income at December 31, 2016 were $15.1 billion, an increase of $737.5 million, or 5%, from December 31, 2015. Loan growth during 2016 was driven by a $1.5 billion, or 13%, increase in legacy loans and a $766.9 million, or 24%, decrease in acquired loans.

•
Total deposits increased $1.2 billion, or 8%, to $17.4 billion at December 31, 2016. Non-interest-bearing deposits increased $576.6 million, or 13%, while interest-bearing deposits increased $652.9 million, or 6%. The year-over-year growth in deposits is the result of the continued strengthening of legacy client relationships, deeper expansion into markets from prior year acquisitions, and normal deposit campaigns. The Company's deposit balances generally increase at the end of each year due to real estate tax collections by our municipal customers. These balances typically remain on deposit with the Company for 45 to 60 days. Given the short-term nature of these seasonal funds, the deposit balances tied to these seasonal flows are held in liquid investments until they are withdrawn from the Company. The Company currently expects total deposits to decline during the first half of 2017.

•
Shareholders’ equity increased $440.9 million, or 18% from year-end 2015. The increase was driven by the issuances of common stock and non-cumulative perpetual preferred stock in 2016, resulting in net proceeds of $279.2 million and $55.3 million, respectively. In addition, undistributed net income of $119.9 million also contributed to the increase in shareholders' equity. These increases were partially offset by a $24.5 million decrease in accumulated other comprehensive income (net of tax), a result of the change in the net unrealized holding gain in the Company’s available for sale investment portfolio at the end of 2016.

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

Allowances for Legacy and Acquired Non-Impaired Loans

The legacy and acquired non-impaired ACL, which represent management’s estimate of probable losses inherent in the Company’s legacy and acquired non-impaired loan portfolios, involve a high degree of judgment and complexity. The Company’s policy is to establish reserves through provisions for credit losses on the consolidated statements of comprehensive income for estimated losses on delinquent and other problem loans, as well as loans which have not yet explicitly exhibited factors indicating credit weakness, when it is determined that losses have been incurred on such loans. Management’s determination of the appropriateness of the legacy and acquired non-impaired ACL is based on various factors requiring judgments and estimates, including management’s evaluation of the credit quality of the portfolio (determined through the assignment of risk ratings, assessments of past due status, and scores from credit agencies), historical loss experience, current economic conditions, the volume and type of lending conducted by the Company, composition of the portfolio, the amount of the Company’s classified assets, seasoning of the loan portfolio, the status of past due principal and interest payments, value of collateral, the ability to monetize guarantor support and other relevant factors. Estimates in which management exercises significant judgment are the assessments of risk ratings, collateral values, projected principal and interest cash flows and guarantor support on the Company’s commercial loan portfolio and the application of qualitative adjustments to the quantitative measurements across all portfolios. Other changes in estimates included in the estimation of the ACL may also have a significant impact on the consolidated financial statements. For further discussion of the ACL, see Note 1, Summary of Significant Accounting Policies, and Note 6, Allowance for Credit Losses, to the consolidated financial statements.

Accounting for Acquired Impaired Loans and the Allowance for Acquired Impaired Loans

The Company accounts for its acquisitions under ASC Topic No. 805, Business Combinations, which requires the use of the acquisition method of accounting. Accordingly, all acquired loans are recorded at fair value on the acquisition date applying the fair value methodology prescribed in ASC Topic No. 820, Fair Value Measurement. No ACL related to the acquired loans is recorded on the acquisition date, as the fair value of the loans acquired incorporates assumptions regarding credit risk. The fair value measurements include estimates related to market interest rates and projections of future cash flows that incorporate expectations of prepayments and the amount and timing of principal, interest and other cash flows, as well as any shortfalls thereof.

Acquired loans are evaluated at acquisition and classified as purchased impaired (“acquired impaired”) or purchased non- impaired (“acquired non-impaired”). Purchased impaired loans exhibit (in management’s judgment) credit deterioration since origination to the extent that it is probable at the time of acquisition that the Company will be unable to collect all contractually required payments, and includes all covered loans. All other acquired loans are classified as purchased non-impaired.

Over the life of the purchased impaired loans, the Company continues to estimate the amount and timing of cash flows expected to be collected on individual loans or on pools of loans sharing common risk characteristics. These expected cash flow estimates are updated for new information on a quarterly basis. Once cash flow estimates are updated, the Company evaluates whether the present value of these cash flows, determined using effective interest rates, have decreased and if so, recognizes provisions for credit losses in its consolidated statement of comprehensive income. For increases in cash flows expected to be collected, the Company adjusts the amount of accretable yield recognized on a prospective basis over the respective loan’s or pool’s remaining life.

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

As discussed in Note 1 to the consolidated financial statements, the Company performs a goodwill evaluation at least annually or whenever events or changes in circumstances indicate that it is more likely than not the fair value of a reporting unit is less than its respective carrying amount. For the annual October 1, 2016 impairment evaluation, management elected to bypass the qualitative assessment for each respective reporting unit (IBERIABANK, IMC, and LTC) and performed Step 1 of the goodwill impairment test. Step 1 of the goodwill impairment test requires the Company to compare the fair value of each reporting unit with its carrying amount, including goodwill. Accordingly, the Company determined the fair value of each reporting unit and compared the fair value to each respective reporting unit’s carrying amount. The Company determined that none of the reporting units’ fair values were below their respective carrying amounts. The Company concluded goodwill was not impaired as of October 1, 2016. Further, no events or changes in circumstances between October 1, 2016 and December 31, 2016 indicated that it was more likely than not the fair value of any reporting unit had been reduced below its carrying value.

Based on the testing performed in 2016 and 2015, management concluded that for the IBERIABANK, IMC, and LTC reporting units, goodwill was not impaired at any time during those periods.

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

Income Taxes

In the ordinary course of business, we conduct transactions in various taxing jurisdictions (Federal, state, and local) that are subject to complex income tax laws and regulations, which may differ by jurisdiction. The Company is often required to exercise significant judgment regarding the interpretation of these tax laws and regulations, in which the Company’s anticipated and actual liability could significantly vary based upon the taxing authority’s interpretation. Adjustments to current, accrued, or deferred taxes may occur due to modifications in tax rates, newly enacted laws, resolution of items with taxing authorities, alterations to interpretative statutory, judicial, and regulatory guidance that affects the Company’s tax positions, or other facts and circumstances.
RESULTS OF OPERATIONS
The Company reported income available to common shareholders of $178.8 million, $142.8 million, and $105.4 million for the years ended December 31, 2016, 2015, and 2014, respectively. EPS on a diluted basis was $4.30 for 2016, $3.68 for 2015, and $3.30 for 2014.
The following discussion provides additional information on the Company’s operating results for the years ended December 31, 2016, 2015, and 2014, segregated by major income statement caption.
Net Interest Income/Net Interest margin
Net interest income is the difference between interest realized on earning assets and interest paid on interest-bearing liabilities and is also the largest driver of core earnings. As such, it is subject to constant scrutiny by management. The rate of return and relative risk associated with earning assets are weighed to determine the appropriateness and mix of earning assets. Additionally, the need for lower cost funding sources is weighed against relationships with clients and future growth opportunities. The Company’s net interest spread, which is the difference between the yields earned on average earning assets and the rates paid on average interest-bearing liabilities, was 3.37%, 3.41%, and 3.40%, during the years ended December 31, 2016, 2015, and 2014, respectively. The Company’s net interest margin on a taxable equivalent (“TE”) basis, which is net interest income (TE) as a percentage of average earning assets, was 3.53%, 3.55%, and 3.51%, respectively, for the same periods.

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
TABLE 4—AVERAGE BALANCES, NET INTEREST INCOME AND INTEREST YIELDS / RATES

	2016			2015			2014
(Dollars in thousands)	Average Balance	Interest Income/ Expense (2)	Yield/ Rate	Average Balance	Interest Income/ Expense (2)	Yield/ Rate	Average Balance	Interest Income/ Expense (2)	Yield/ Rate
Earning Assets:
Loans(1):
Commercial loans	$10,529,830	$459,352	4.34%	$9,292,251	$411,351	4.42%	$7,284,247	$359,801	4.95%
Residential mortgage loans	1,236,640	54,966	4.44%	1,165,524	53,948	4.63%	869,510	44,563	5.13%
Consumer and other loans	2,894,584	148,719	5.14%	2,815,554	141,667	5.03%	2,310,339	122,342	5.30%
Total loans	14,661,054	663,037	4.51%	13,273,329	606,966	4.57%	10,464,096	526,706	5.04%
Loans held for sale	204,669	6,564	3.21%	176,793	6,164	3.49%	130,425	5,153	3.95%
Investment securities	2,927,588	59,154	2.15%	2,595,806	53,165	2.17%	2,148,963	44,677	2.23%
FDIC loss share receivable	29,396	(16,024)	(53.62)%	52,494	(23,500)	(44.15)%	120,567	(74,617)	(61.04)%
Other earning assets	654,357	4,208	0.64%	553,629	4,063	0.73%	371,490	2,896	0.78%
Total earning assets	18,477,064	716,939	3.89%	16,652,051	646,858	3.90%	13,235,541	504,815	3.85%
Allowance for loan losses	(147,520)			(130,808)			(134,830)
Non-earning assets	1,991,690			1,881,463			1,531,283
Total assets	$20,321,234			$18,402,706			$14,631,994
Interest-bearing liabilities
Deposits:
NOW accounts	$2,922,587	8,816	0.30%	$2,620,570	6,903	0.26%	$2,240,137	6,006	0.27%
Savings and money market accounts	6,578,622	24,725	0.38%	6,274,498	21,063	0.34%	4,616,026	12,802	0.28%
Certificates of deposit	2,141,399	18,039	0.84%	2,260,237	19,137	0.85%	1,889,858	14,282	0.76%
Total interest-bearing deposits	11,642,608	51,580	0.44%	11,155,305	47,103	0.42%	8,746,021	33,090	0.38%
Short-term borrowings	614,073	2,453	0.39%	426,011	797	0.18%	782,033	1,364	0.17%
Long-term debt	616,309	13,668	2.18%	388,220	11,200	2.85%	335,211	10,250	3.02%
Total interest-bearing liabilities	12,872,990	67,701	0.52%	11,969,536	59,100	0.49%	9,863,265	44,704	0.45%
Non-interest-bearing demand deposits	4,582,533			3,996,821			2,916,509
Non-interest-bearing liabilities	228,117			175,315			144,861
Total liabilities	17,683,640			16,141,672			12,924,635
Shareholders’ equity	2,637,594			2,261,034			1,707,359
Total liabilities and shareholders’ equity	$20,321,234			$18,402,706			$14,631,994
Net earning assets	$5,604,074			$4,682,515			$3,372,276
Net interest income/ Net interest spread		$649,238	3.37%		$587,758	3.41%		$460,111	3.40%
Net interest income (TE) / Net interest margin (TE) (3)		$658,701	3.53%		$596,362	3.55%		$468,720	3.51%

(1)
Total loans include non-accrual loans for all periods presented. Interest income in Table 4 above excludes approximately $11.9 million, $2.1 million and $1.8 million, in interest income that would have been recorded in 2016, 2015 and 2014, respectively, if non-accrual loans (excluding acquired impaired loans) had been current in accordance with their contractual terms.

(2)	Interest income includes loan fees of $2.9 million, $2.8 million, and $2.4 million for the years ended December 31, 2016, 2015, and 2014, respectively.

(3)	Taxable equivalent yields are calculated using a rate of 35%, which approximates the marginal tax rate.

Net interest income increased $61.5 million, or 10%, to $649.2 million in 2016 when compared to 2015. The increase in net interest income for 2016 is the result of a $1.8 billion increase in average earning assets offset by a one basis point decrease in average yield on earning assets, a $903.5 million increase in average interest-bearing liabilities, and a three basis point increase in funding costs when compared to 2015. Net interest margin on a tax-equivalent basis decreased two basis points to 3.53% from 3.55% when comparing the periods, largely due to excess liquidity, as well as excess capital currently invested in lower yielding cash and securities.
Average loans made up 79% and 80% of average earning assets in 2016 and 2015, respectively. Average loans increased $1.4 billion, or 10%, in 2016 as a result of the growth in the commercial legacy loan portfolio. Investment securities made up 16% of average earning assets in both 2016 and 2015.
Average interest-bearing deposits made up 90% of average interest-bearing liabilities during 2016, compared to 93% during 2015. Average short-term borrowings made up 5% and 4% of average interest-bearing liabilities in 2016 and 2015, respectively. Average long-term debt made up 5% and 3% of average interest-bearing liabilities in 2016 and 2015, respectively.
The following table sets forth information regarding average loan balances and average yields, segregated into the legacy and acquired portfolios, for the periods indicated.
TABLE 5—AVERAGE LOAN BALANCES AND YIELDS

	Years Ended December 31
	2016		2015		2014
(Dollars in thousands)	Average Balance	Average Yield	Average Balance	Average Yield	Average Balance	Average Yield
Legacy loans	$11,932,101	4.03%	$10,354,265	3.95%	$8,860,141	4.00%
Acquired loans	2,728,953	6.68	2,919,064	6.84	1,603,955	10.54
Total loans	14,661,054	4.51	13,273,329	4.57	10,464,096	5.04

FDIC loss share receivables	29,396	(53.62)	52,494	(44.15)	120,567	(61.04)
Total loans and FDIC loss share receivables	$14,690,450	4.39%	$13,325,823	4.38%	$10,584,663	4.29%

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
TABLE 6—SUMMARY OF CHANGES IN NET INTEREST INCOME

	2016 Compared to 2015				2015 Compared to 2014
	Change Attributable To				Change Attributable To
(Dollars in thousands)	Days (1)	Volume	Rate	Net Increase (Decrease)	Days	Volume	Rate	Net Increase (Decrease)
Earning assets:
Loans:
Commercial loans	$1,254	$54,454	$(7,707)	$48,001	$—	$94,541	$(42,991)	$51,550
Residential mortgage loans	—	3,213	(2,195)	1,018	—	14,027	(4,642)	9,385
Consumer and other loans	—	4,801	2,251	7,052	—	26,726	(7,401)	19,325
Loans held for sale	—	920	(520)	400	—	1,670	(659)	1,011
Investment securities	—	7,174	(1,185)	5,989	—	9,113	(625)	8,488
FDIC loss share receivable	(44)	11,831	(4,311)	7,476	—	34,307	16,810	51,117
Other earning assets	—	926	(781)	145	—	611	556	1,167
Net change in income on earning assets	1,210	83,319	(14,448)	70,081	—	180,995	(38,952)	142,043
Interest-bearing liabilities:
Deposits:
NOW accounts	—	847	1,066	1,913	—	1,004	(107)	897
Savings and money market accounts	—	1,464	2,198	3,662	—	7,196	1,065	8,261
Certificates of deposit	—	(1,001)	(97)	(1,098)	—	3,007	1,848	4,855
Borrowings	44	6,072	(1,992)	4,124	—	774	(391)	383
Net change in expense on interest-bearing liabilities	44	7,382	1,175	8,601	—	11,981	2,415	14,396
Change in net interest spread	$1,166	$75,937	$(15,623)	$61,480	$—	$169,014	$(41,367)	$127,647

(1)
The change attributable to days reflects the impact of 366 days in 2016 versus 365 days in 2015 and 2014, and in which the actual number of days impacts the yield calculation based on the respective accrual methods.

2016 vs. 2015
The $70.1 million increase in interest income in 2016 was largely driven by an increase in earning asset volume compared to 2015. Average loan balances increased $1.4 billion, or 10%, over 2015 due to a $1.6 billion, or 15%, increase in legacy loans largely driven by commercial loan growth. The declining balance of the FDIC loss share receivable and related amortization also contributed to a $7.5 million increase in interest income. The Company terminated all FDIC loss share receivables in December of 2016.
During 2016, interest expense on interest-bearing liabilities increased $8.6 million, or 15%, partially due to a $4.5 million, or 10%, increase in interest expense on interest-bearing deposits. Growth of $487.3 million in the average balance of interest-bearing deposits and a two basis point increase in the rate paid during 2016 drove the increase in interest expense on interest-bearing deposits. In addition, interest expense on the Company’s borrowings also increased $4.1 million in 2016 as a result of an increase in average long-term debt of $228.1 million and an increase in average short-term debt of $188.1 million.
2015 vs. 2014
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
Between 2014 and 2015, interest expense on interest-bearing liabilities increased $14.4 million, or 32%, primarily due to a $14.0 million, or 42%, increase in interest expense on interest-bearing deposits. The increase in interest expense on interest-bearing deposits in 2015 included growth of $2.4 billion in the average balance and a four basis point increase in the rate paid on interest-bearing deposits compared to 2014. Interest expense on the Company's borrowings increased $0.4 million as a result of an increase in average long-term debt of $53.0 million when compared to 2014.
Provision for Loan Losses
Management of the Company formally assesses the ACL quarterly and will make provisions for loan losses and unfunded lending commitments as necessary in order to maintain the appropriateness of the ACL at the balance sheet date. The provision for loan losses exceeded net charge-offs by $10.6 million and $20.0 million for the year ended December 31, 2016 and December 31, 2015, respectively.
2016 vs. 2015
On a consolidated basis, the Company recorded a provision for loan losses of $44.4 million for the year ended December 31, 2016, a $13.5 million increase from the provision recorded for the same period of 2015. The Company also recorded a reversal of provision for unfunded lending commitments of $2.9 million during the current year, which is recorded in "credit and other loan-related expense" in the Company's consolidated statements of comprehensive income. As a result, the Company’s total provision for credit losses was $41.5 million in 2016, which is $8.3 million, or 25%, above the provision recorded in 2015. The Company’s total provision for loan losses in 2016 was largely due to a $44.8 million provision recorded on legacy loans resulting primarily from the downward migration of energy-related credits, due to general energy sector weakness, as well as legacy loan growth of $1.5 billion, or 13%. Net charge-offs to average loans in the legacy portfolio were 0.28% as of December 31, 2016, compared to 0.10% as of December 31, 2015. Excluding energy-related loans and charge-offs, legacy net charge-offs to average loans were 0.15% in 2016.
2015 vs. 2014
On a consolidated basis, the Company recorded a provision for loan losses of $30.9 million for the year ended December 31, 2015, an $11.8 million increase from the provision recorded for the same period of 2014. The Company also recorded a provision for unfunded lending commitments of $2.3 million during 2015. As a result, the Company’s total provision for credit losses was $33.2 million in 2015, which is $13.5 million, or 69%, above the provision recorded in 2014. The Company’s total provision for loan losses in 2015 included a provision for changes in expected cash flows on the acquired loan portfolios of $3.2 million and a $27.7 million provision recorded on legacy loans. The increase in provision was due primarily to legacy loan growth of $1.5 billion, or 16%, from December 31, 2014, as well as higher net loan charge-offs and general energy sector weakness. Net charge-offs to average loans in the legacy portfolio were 0.10% as of December 31, 2015, compared to 0.06% as of December 31, 2014.
Refer to the "Asset Quality" section of MD&A and Note 6, Allowance for Credit Losses, to the consolidated financial statements for additional information.
Non-interest Income
The Company’s operating results for the year ended December 31, 2016 included non-interest income of $233.8 million compared to $220.4 million and $173.6 million for the years ended December 31, 2015 and 2014, respectively. The increase in non-interest income from 2015 to 2016 was primarily a result of increases in mortgage income and other non-interest income, partially offset by a decrease in broker commissions. Non-interest income as a percentage of total gross revenue (defined as total interest and non-interest income) was 25% in both 2016 and 2015.

The following table illustrates the primary components of non-interest income.
TABLE 7—NON-INTEREST INCOME

				2016 vs. 2015		2015 vs. 2014
(Dollars in thousands)	2016	2015	2014	$ Change	% Change	$ Change	% Change
Mortgage income	$83,853	$80,662	$51,797	3,191	4	28,865	56
Service charges on deposit accounts	44,135	42,197	35,573	1,938	5	6,624	19
Title revenue	22,213	22,837	20,492	(624)	(3)	2,345	11
Broker commissions	15,338	17,592	18,783	(2,254)	(13)	(1,191)	(6)
ATM/debit card fee income	14,240	13,989	12,023	251	2	1,966	16
Credit card and merchant-related income	12,171	10,675	9,718	1,496	14	957	10
Income from bank owned life insurance	5,241	4,356	5,473	885	20	(1,117)	(20)
Gain on sale of available for sale securities	2,001	1,575	771	426	27	804	104
Trust income	7,174	6,974	6,019	200	3	955	16
Other non-interest income	27,455	19,536	12,979	7,919	41	6,557	51
	$233,821	$220,393	$173,628	13,428	6	46,765	27
2016 vs. 2015
After record levels of mortgage production in 2015, mortgage income increased by $3.2 million in 2016. The increase in mortgage income was primarily attributable to a $5.3 million increase in gains on sales and increases in servicing and other income offset by a more unfavorable derivative valuation adjustment of $2.5 million. The Company originated $2.5 billion in mortgage loans in 2016, down $4.6 million from 2015. The Company sold $2.5 billion in mortgage loans in 2016, up $23.7 million from 2015. In addition to the slight increase in sales volume, margin on sales was up 26 basis points in 2016 over 2015.
Other non-interest income increased $7.9 million, or 41%, in 2016, which included a $4.7 million, or 113%, increase in client derivatives income, a $0.9 million, or 69%, increase in business banking loan income, as well as a $1.3 million, or 239% increase in income from COLI assets (which is more than offset by an increase in salaries and benefits expense within non-interest expense). These increases were partially offset by a $2.3 million, or 13%, decrease in broker commissions and a $0.6 million, or 3%, decrease in title revenue.
2015 vs. 2014
In 2015, strong mortgage production and sales resulted in a $28.9 million increase in mortgage income compared to 2014. The Company originated $2.5 billion in mortgage loans in 2015, up $789.1 million, or 47% from 2014. The Company sold $2.5 billion in mortgage loans, up $799.1 million from 2014. Derivative valuation adjustments were more favorable in 2015 than 2014 by $5.3 million.
Other fluctuations in non-interest income from 2014 to 2015 included increases in service charges, title revenue, and ATM/debit card fee income offset partially by decreases in broker commissions and BOLI income. Other non-interest income increased $6.6 million, or 51%, in 2015 due to increases in commission income, gains on sales of fixed assets, and other commercial loan income.
Non-interest Expense
The Company’s results for 2016 included non-interest expense of $566.7 million, a decrease of $3.6 million from 2015. The primary reason for this decrease is the direct merger-related and severance expenses incurred during 2015 resulting from the Company's three 2015 acquisitions, partially offset by the $17.8 million loss incurred to terminate the Company's loss share agreements with the FDIC in December of 2016. Additionally, ongoing attention to expense control is part of the Company’s corporate culture. For the year, the Company’s efficiency ratio was 64.2%, compared to 70.6% in 2015.

The following table illustrates the primary components of non-interest expense.
TABLE 8—NON-INTEREST EXPENSE

				2016 vs. 2015		2015 vs. 2014
(Dollars in thousands)	2016	2015	2014	$ Change	% Change	$ Change	% Change
Salaries and employee benefits	$331,686	$322,586	$259,086	9,100	3	63,500	25
Net occupancy and equipment	65,797	68,541	59,571	(2,744)	(4)	8,970	15
Communication and delivery	12,383	13,506	12,029	(1,123)	(8)	1,477	12
Marketing and business development	12,332	13,176	11,707	(844)	(6)	1,469	13
Data processing	25,091	34,424	27,249	(9,333)	(27)	7,175	26
Amortization of acquisition intangibles	8,415	7,811	5,807	604	8	2,004	35
Professional services	19,153	22,368	18,975	(3,215)	(14)	3,393	18
Credit and other loan-related expense	10,937	16,653	13,692	(5,716)	(34)	2,961	22
Insurance	17,270	16,670	14,359	600	4	2,311	16
Loss on early termination of loss share agreements	17,798	—	—	17,798	100	—	—
Travel and entertainment	8,481	9,525	9,033	(1,044)	(11)	492	5
Other non-interest expense	37,322	45,045	42,106	(7,723)	(17)	2,939	7
	$566,665	$570,305	$473,614	(3,640)	(1)	96,691	20
2016 vs. 2015
Data processing decreased $9.3 million, or 27%, from 2015, largely due to merger-related conversion expenses from the Company's three 2015 acquisitions. Credit and other loan-related expense decreased $5.7 million, or 34%, from 2015, primarily as a result of a decrease in the reserve for unfunded lending commitments due to a risk shift from higher-risk energy-related commitments, which have decreased as these lines have funded or been curtailed, to lower-risk unfunded commitments. Net occupancy and equipment expense decreased $2.7 million, or 4%, compared to 2015, mostly due to decreases of $1.5 million in depreciation expense, as well as decreases in equipment rental, insurance, and utilities expenses. Other fluctuations are largely due to acquisition and merger-related expenses incurred in 2015, none of which the Company incurred in 2016 as there were no acquisitions in the current year.
The decreases in 2016 were offset by a pre-tax loss of $17.8 million incurred to terminate the Company's loss share agreements with the FDIC ahead of their contractual maturities in December of 2016. The decreases in 2016 were also offset by a $9.1 million, or 3%, increase in salaries and employee benefits expense mostly due to a $6.0 million increase in commissions and incentives in 2016. The Company had 3,100 full-time equivalent employees at the end of 2016, a decrease of 51, or 2%, from 2015.
2015 vs. 2014
In 2015, net occupancy and equipment expenses were up $9.0 million from 2014, primarily due to additional growth from acquisitions in 2015, as the Company incurred security equipment monitoring costs, and increased rent expense and depreciation from additional branches. Data processing increased $7.2 million in 2015, primarily due to increases in merger-related computer services expense of $4.0 million, as well as the increased costs of strengthening the Company's cybersecurity. Due to the continued growth of the Company, professional services expense in 2015 was $3.4 million higher than in 2014. The $2.9 million, or 7%, increase in other non-interest expense in 2015 was primarily due to increases in ATM/debit card expense (due to a higher volume of ATM/debit card transactions) and deposit insurance expense (due to deposit growth).
Salaries and employee benefits increased $63.5 million in 2015, primarily the result of increased staffing due to the growth of the Company, specifically from the three completed acquisitions during 2015. The Company had 3,151 full-time equivalent employees at the end of 2015, an increase of 394, or 14%, from 2014. The Company also had an increase of $8.8 million in commissions and incentives and $6.6 million increase in phantom stock expense for grants in 2015 that contributed to the overall increase in salaries and employee benefits.

Income Taxes
For the years ended December 31, 2016, 2015, and 2014, the Company recorded income tax expense of $85.2 million, $64.1 million, and $35.7 million, respectively, which resulted in an effective income tax rate of 31.3% in 2016, 31.0% in 2015, and 25.3% in 2014.
The difference between the effective tax rate and the statutory federal and state tax rates relates to items that are non-taxable or non-deductible, primarily the effect of tax-exempt income and various tax credits. The effective tax rates in 2016 and 2015 have increased primarily due to the increase in pre-tax income without a corresponding proportional increase in tax credits. In addition, the effective tax rate has been negatively impacted by the post-merger effect of the 2015 acquisitions, which contributed to the increase in the Company's state effective tax rate given the higher statutory tax rates in Florida and Georgia.
FINANCIAL CONDITION
EARNING ASSETS
Interest income associated with earning assets is the Company’s primary source of income. Earning assets are composed of interest-earning or dividend-earning assets, including loans, securities, short-term investments, and loans held for sale. Earning assets increased $2.2 billion, or 12%, during 2016. Major components of earning assets at December 31 are shown in the following table:
TABLE 9—EARNING ASSETS COMPOSITION
(Ending Balances)

(Dollars in thousands)	2016	2015	Increase (Decrease)
Legacy Loans
Commercial Loans	$9,377,399	$8,133,341	$1,244,058	15%
Residential mortgage Loans	854,216	694,023	160,193	23
Consumer Loans	2,463,309	2,363,156	100,153	4
Total Legacy Loans	12,694,924	11,190,520	1,504,404	13
Acquired Loans	2,370,047	3,136,908	(766,861)	(24)
Total Loans, Net of Unearned Income	15,064,971	14,327,428	737,543	5
FDIC Loss Share Receivables	—	39,878	(39,878)	(100)
Total Loans and FDIC Loss Share Receivables	15,064,971	14,367,306	697,665	5
Investment Securities	3,535,313	2,899,214	636,099	22
Other Earning Assets	1,323,417	506,532	816,885	161
Total Earning Assets	$19,923,701	$17,773,052	$2,150,649	12%

The following discussion highlights the Company’s major categories of earning assets.
Loans
The Company had total loans of approximately $15.1 billion at December 31, 2016, an increase of $737.5 million, or 5%, from December 31, 2015. Legacy loans increased $1.5 billion, or 13%, to $12.7 billion at December 31, 2016, while acquired loans decreased $766.9 million, or 24%, to $2.4 billion at December 31, 2016. The growth in the legacy portfolio included increases in commercial loans of $1.2 billion, or 15%, consumer loans of $100.2 million, or 4%, and mortgage loans of $160.2 million, or 23%, over December 31, 2015 balances. With no additional acquisitions during 2016, the acquired portfolio decreased as pay-downs and pay-offs occurred. In addition, acquired loans are transferred to the legacy portfolio as they are refinanced, renewed, restructured, or otherwise underwritten to the Company's standards.

The major categories of loans outstanding at December 31, 2016 and 2015 are presented in the following tables, segregated into legacy and acquired loans.
TABLE 10—SUMMARY OF LOANS

	December 31, 2016
(Dollars in thousands)	Commercial			Consumer and Other
	Real Estate	Commercial and Industrial	Energy-related	Residential Mortgage	Indirect automobile	Home Equity	Credit Card	Other	Total
Legacy	$5,623,314	$3,194,796	$559,289	$854,216	$131,048	$1,783,421	$82,524	$466,316	$12,694,924
Acquired	1,178,952	348,326	1,904	413,184	4	372,505	468	54,704	2,370,047
Total loans	$6,802,266	$3,543,122	$561,193	$1,267,400	$131,052	$2,155,926	$82,992	$521,020	$15,064,971

	December 31, 2015
	Commercial			Consumer and Other
	Real Estate	Commercial and Industrial	Energy-related	Residential Mortgage	Indirect automobile	Home Equity	Credit Card	Other	Total
Legacy	$4,504,062	$2,952,102	$677,177	$694,023	$246,214	$1,575,643	$77,261	$464,038	$11,190,520
Acquired	1,569,449	492,476	3,589	501,296	84	490,524	582	78,908	3,136,908
Total loans	$6,073,511	$3,444,578	$680,766	$1,195,319	$246,298	$2,066,167	$77,843	$542,946	$14,327,428
Loan Portfolio Components
The Company believes its loan portfolio is diversified by product and geography throughout its footprint. From a market perspective, total loan growth was seen primarily in the Atlanta, Tampa, Dallas, and Southeast Florida markets. Loans in the Atlanta market increased $168.7 million, or 21%, during 2016, while loans in the Tampa market increased $165.6 million, or 46%. Dallas had year-to-date loan growth of $136.5 million, or 31%, and Southeast Florida experienced growth of $133.8 million, or 43%, since the end of 2015.
The Company’s loan to deposit ratio at December 31, 2016 and 2015 was 87% and 89%, respectively. The percentage of fixed- rate loans to total loans decreased from 48% at the end of 2015 to 45% at December 31, 2016. The table below sets forth the composition of the loan portfolio at December 31, followed by a discussion of activity by major loan type.
TABLE 11—TOTAL LOANS BY LOAN TYPE

(Dollars in thousands)	2016		2015		2014		2013		2012
	Balance	Mix	Balance	Mix	Balance	Mix	Balance	Mix	Balance	Mix
Commercial loans:
Real estate	$6,802,266	45%	$6,073,511	42%	$4,361,779	38%	$3,786,501	40%	$3,578,363	42%
Commercial and industrial	3,543,122	24	3,444,578	24	2,571,695	23	2,324,235	24	2,015,081	24
Energy-related	561,193	4	680,766	5	880,608	8	752,682	8	575,817	7
Total commercial loans	10,906,581	73	10,198,855	71	7,814,082	69	6,863,418	72	6,169,261	73

Residential mortgage loans:	1,267,400	8	1,195,319	8	1,080,297	9	586,532	6	477,204	5

Consumer and other loans:
Home equity	2,155,926	14	2,066,167	15	1,601,105	14	1,291,792	14	1,251,125	15
Indirect automobile	131,052	1	246,298	2	397,158	3	375,236	4	327,985	4
Other	604,012	4	620,789	4	548,402	5	375,041	4	273,005	3
Total consumer and other loans	2,890,990	19	2,933,254	21	2,546,665	22	2,042,069	22	1,852,115	22
Total loans	$15,064,971	100%	$14,327,428	100%	$11,441,044	100%	$9,492,019	100%	$8,498,580	100%

Commercial Loans
Total commercial loans increased $707.7 million, or 7%, from December 31, 2015, with $1.2 billion, or 15%, in legacy loan growth and a decrease in acquired commercial loans of $536.3 million, or 26%. The Company continued to attract and retain commercial customers in 2016 as commercial loans were 73% of the total loan portfolio at December 31, 2016, compared to 71% at December 31, 2015. Unfunded commitments on commercial loans including approved loan commitments not yet funded were $4.0 billion at December 31, 2016, an increase of $489.7 million, or 14%, when compared to the end of the prior year.
Commercial real estate loans include loans to commercial customers for long-term financing of land and buildings or for land development or construction of a building. The commercial real estate portfolio is comprised of approximately 39% owner-occupied and 61% non-owner-occupied loans as of December 31, 2016. These loans are repaid from revenues through operations of the businesses, rents of properties, sales of properties and refinances. Commercial real estate loans increased $728.8 million, or 12%, during the year, consisting of increases in legacy commercial real estate loans of $1.1 billion, or 25%, offset by decreases in acquired commercial real estate loans of $390.5 million, or 25%. At December 31, 2016, commercial real estate loans totaled $6.8 billion, or 45% of the total loan portfolio, compared to 42% at December 31, 2015. The Company’s underwriting standards generally provide for loan terms of three to seven years, with amortization schedules of generally no more than twenty-five years. Low loan-to-value ratios are generally maintained and usually limited to no more than 80% at the time of origination.
Commercial and industrial loans represent loans to commercial customers to finance general working capital needs, equipment purchases and other projects where repayment is derived from cash flows resulting from business operations. The Company originates commercial business loans on a secured and, to a lesser extent, unsecured basis. The Company’s commercial business loans may be term loans or revolving lines of credit. Term loans are generally structured with terms of no more than three to seven years, with amortization schedules of generally no more than fifteen years. Commercial business term loans are generally secured by equipment, machinery or other corporate assets. The Company also provides for revolving lines of credit generally structured as advances upon perfected security interests in accounts receivable and inventory. Revolving lines of credit generally have annual maturities. The Company obtains personal guarantees of the principals as additional security for most commercial business loans. As of December 31, 2016, commercial and industrial loans totaled $3.5 billion, or 24% of the total loan portfolio. This represents a $98.5 million, or 3%, increase from December 31, 2015.
The following table details the Company’s commercial loans by state.
TABLE 12—COMMERCIAL LOANS BY STATE OF ORIGINATION

(Dollars in thousands)	Louisiana	Florida	Alabama	Texas	Arkansas	Georgia	Tennessee	Other	Total
December 31, 2016
Legacy	$3,133,872	$1,546,290	$1,157,914	$1,849,625	$639,053	$436,936	$540,479	$73,230	$9,377,399
Acquired	193,059	843,191	19,050	39,391	—	395,299	12,868	26,324	1,529,182
Total	$3,326,931	$2,389,481	$1,176,964	$1,889,016	$639,053	$832,235	$553,347	$99,554	$10,906,581
December 31, 2015
Legacy	$3,081,494	$947,812	$1,059,604	$1,812,055	$569,384	$125,493	$486,703	$50,796	$8,133,341
Acquired	271,780	1,079,000	28,145	40,854	—	568,283	20,419	57,033	2,065,514
Total	$3,353,274	$2,026,812	$1,087,749	$1,852,909	$569,384	$693,776	$507,122	$107,829	$10,198,855
Energy-related Loans
The Company’s loan portfolio included energy-related loans of $561.2 million at December 31, 2016, or 4% of total loans, compared to $680.8 million at December 31, 2015, a decrease of $119.6 million, or 18%. At December 31, 2016, exploration and production (“E&P”) loans accounted for 52% of energy-related loans and 56% of energy-related commitments. Midstream companies accounted for 16% of energy-related loans and 19% of energy loan commitments, while service company loans totaled 32% of energy-related loans and 25% of energy commitments.
The rapid and sustained decline in energy commodity prices that began in 2014 and culminated in early 2016 appears to be slowly recovering. The financial condition of businesses and communities tied to the oil and gas industries remains unsettled. While the vast majority of the Company's loan portfolio continues to have no exposure to these concerns, we took actions to mitigate the risks in the weakened economic environment by employing a risk-off strategy, reducing or exiting exposures in our highest risk credits and strengthening certain underwriting standards.
During 2016, many of the Company's criticized (defined as special mention or worse) energy credits deteriorated and cycled through resolution, as expected. Management has been closely monitoring these loans since the decline in commodities prices in 2014. Although the level of criticized loans has significantly increased, the underlying collateral for these credits indicate no increased risk of loss has occurred in 2016. In late 2016, energy prices increased as compared to early 2016 and have shown some stabilization, and the Company expects that prices will remain stable or rise in the foreseeable future. The Company's historical focus on sound client selection, conservative credit underwriting, proactive portfolio management, and market and business diversification continue to serve the Company well. The strategic decision to expand into other markets across the southeast allows the Company to drive growth and profitability to offset declining positions in impacted energy segments of business. Based on the composition and detailed analysis of its energy portfolio at December 31, 2016, the Company believes most of its energy exposure is in areas of lower credit risk; however, a deterioration in prices of energy commodities could lead to increased losses in future periods.
Residential Mortgage Loans
Residential mortgage loans consist of loans to consumers to finance a primary residence. The vast majority of the residential mortgage loan portfolio is comprised of non-conforming 1-4 family mortgage loans secured by properties located in the Company's market areas and originated under terms and documentation that permit their sale in a secondary market. Larger mortgage loans of current and prospective private banking clients are generally retained to enhance relationships, but also tend to be more profitable due to the expected shorter durations and relatively lower servicing costs associated with loans of this size. The Company does not originate or hold high loan-to-value, negative amortization, option ARM, or other exotic mortgage loans in its portfolio. The Company makes insignificant investments in loans that would be considered sub-prime (e.g., loans with a credit score of less than 620) in order to facilitate compliance with relevant Community Reinvestment Act regulations.
Total residential mortgage loans increased $72.1 million, or 6%, compared to December 31, 2015, primarily the result of private banking originations.
Consumer and Other Loans
The Company offers consumer loans in order to provide a full range of retail financial services to customers in the communities in which it operates. The Company originates substantially all of its consumer loans in its primary market areas. At December 31, 2016, $2.9 billion, or 19%, of the total loan portfolio was comprised of consumer loans, compared to $2.9 billion, or 21%, at the end of 2015. Total consumer loans at December 31, 2016 decreased $42.3 million from December 31, 2015. Indirect automobile loans largely contributed to this decline with a decrease of $115.2 million, or 47%. In January 2015, the Company announced it would exit the indirect automobile lending business. The Company concluded compliance risk associated with these loans had become unbalanced relative to potential returns generated by the business on a risk-adjusted basis.
Consistent with 2015, home equity loans comprised the largest component of the consumer loan portfolio at December 31, 2016. Home equity lending allows customers to borrow against the equity in their home and is secured by a first or second mortgage on the borrower’s residence. Real estate market values at the time the loan is secured affect the amount of credit extended. Changes in these values may impact the extent of potential losses. The balance of home equity loans increased $89.8 million during the year to $2.2 billion at December 31, 2016. The Company’s sales and marketing efforts in 2016 have also contributed to the growth in legacy home equity loans since December 31, 2015. Unfunded commitments related to home equity loans and lines were $804.8 million at December 31, 2016, an increase of $53.4 million versus the prior year. The Company has approximately $905.9 million of loans with junior liens where the Company does not hold or service the respective loan holding the senior lien. The Company believes it has appropriately reserved for these loans in its allowance for credit losses.
The remainder of the consumer loan portfolio at December 31, 2016 consisted of credit card loans, direct automobile loans and other personal loans, and comprised 4% of the total loan portfolio.
Overall, the composition of the Company's loan portfolio as of December 31, 2016 is consistent with the composition as of December 31, 2015.
In order to assess the risk characteristics of the loan portfolio, the Company considers the current U.S. economic environment and that of its primary market areas. See Note 6, Allowance for Credit Losses, to the consolidated financial statements for credit quality factors by loan portfolio segment.

Additional information on the Company’s consumer loan portfolio is presented in the following tables. For the purposes of Table 16, unscoreable consumer loans have been included with loans with credit scores below 660. Credit scores reflect the most recent information available as of the dates indicated.
TABLE 13—CONSUMER LOANS BY STATE OF ORIGINATION

(Dollars in thousands)	Louisiana	Florida	Alabama	Texas	Arkansas	Georgia	Tennessee	Other	Total
December 31, 2016
Legacy	$1,033,358	$437,316	$264,293	$119,366	$266,443	$68,167	$69,736	$204,630	$2,463,309
Acquired	126,758	203,840	4,085	30,990	—	50,906	11,085	17	427,681
Total consumer loans	$1,160,116	$641,156	$268,378	$150,356	$266,443	$119,073	$80,821	$204,647	$2,890,990
December 31, 2015
Legacy	$1,023,813	$286,539	$246,837	$113,773	$274,740	$32,562	$51,182	$333,710	$2,363,156
Acquired	155,884	265,503	5,315	42,420	—	86,129	14,742	105	570,098
Total consumer loans	$1,179,697	$552,042	$252,152	$156,193	$274,740	$118,691	$65,924	$333,815	$2,933,254
TABLE 14—CONSUMER LOANS BY CREDIT SCORE

(Dollars in thousands)	Below 660	660-720	Above 720	Discount	Total
December 31, 2016
Legacy	$526,479	$601,285	$1,335,545	$—	$2,463,309
Acquired	169,980	84,100	195,324	(21,723)	427,681
Total consumer loans	$696,459	$685,385	$1,530,869	$(21,723)	$2,890,990
December 31, 2015
Legacy	$427,938	$604,751	$1,330,467	$—	$2,363,156
Acquired	122,619	144,665	334,023	(31,209)	570,098
Total consumer loans	$550,557	$749,416	$1,664,490	$(31,209)	$2,933,254
Loan Maturities
The following table sets forth the scheduled contractual maturities of the Company’s total loan portfolio at December 31, 2016, unadjusted for scheduled principal reductions, prepayments or repricing opportunities. Demand loans, loans having no stated schedule of repayments and no stated maturity, and overdraft loans are reported as due in one year or less. The average life of a loan may be substantially less than the contractual terms because of scheduled amortization and prepayments. Of the loans with maturities greater than one year, approximately 80% of the balance of these loans bears a fixed rate of interest.
TABLE 15—LOAN MATURITIES BY LOAN TYPE

(Dollars in thousands)	One Year or Less	One Through Five Years	After Five Years	Discount	Total
Commercial real estate	$3,290,383	$2,272,055	$1,273,488	$(33,660)	$6,802,266
Commercial and industrial	2,241,913	856,739	448,957	(4,487)	3,543,122
Energy-related	99,644	453,971	7,584	(6)	561,193
Residential mortgage	224,439	196,571	878,420	(32,030)	1,267,400
Consumer and other	1,804,944	437,345	670,424	(21,723)	2,890,990
Total	$7,661,323	$4,216,681	$3,278,873	$(91,906)	$15,064,971

Mortgage Loans Held for Sale
The Company continues to sell the majority of conforming mortgage loan originations in the secondary market rather than assume the interest rate risk associated with these longer term assets. Upon the sale, the Company retains servicing on a limited portion of these loans. Loans held for sale decreased $9.2 million, or 6%, to $157.0 million at December 31, 2016 compared to year-end 2015. In 2016 and 2015, the Company originated approximately $2.5 billion in mortgage loans.
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
Investment Securities
Investment securities increased by $636.1 million, or 22%, since December 31, 2015 to $3.5 billion at December 31, 2016. Investment securities approximated 16% and 15% of total assets at December 31, 2016 and December 31, 2015, respectively. The following table shows the carrying values of securities by category as of December 31 for the years indicated.
TABLE 16—CARRYING VALUE OF SECURITIES

(Dollars in thousands)	2016		2015		2014		2013		2012
	Balance	Mix	Balance	Mix	Balance	Mix	Balance	Mix	Balance	Mix
Securities available for sale:
U.S. Government-sponsored enterprise obligations	$212,358	6%	$252,083	9%	$315,553	14%	$395,561	19%	$285,724	15%
Obligations of states and political subdivisions	283,199	8	187,961	7	90,190	4	107,479	5	127,075	7
Mortgage-backed securities	2,851,709	80	2,264,813	78	1,751,615	77	1,432,278	68	1,330,656	68
Other securities	98,831	3	95,429	3	1,495	—	1,479	—	1,549	—
	3,446,097	97	2,800,286	97	2,158,853	95	1,936,797	92	1,745,004	90
Securities held to maturity:
U.S. Government-sponsored enterprise obligations	—	—	—	—	10,000	—	34,478	2	69,949	4
Obligations of states and political subdivisions	64,726	2	69,979	2	77,597	4	84,290	4	88,909	4
Mortgage-backed securities	24,490	1	28,949	1	29,363	1	35,341	2	46,204	2
	89,216	3	98,928	3	116,960	5	154,109	8	205,062	10
	$3,535,313	100%	$2,899,214	100%	$2,275,813	100%	$2,090,906	100%	$1,950,066	100%
All of the Company's mortgage-backed securities were issued by government-sponsored enterprises at December 31, 2016. The Company does not hold any Fannie Mae or Freddie Mac preferred stock, corporate equity, collateralized debt obligations, collateralized loan obligations, or structured investment vehicles, nor does it hold any private label collateralized mortgage obligations, subprime, Alt-A, sovereign debt, or second lien elements in its investment portfolio. At December 31, 2016, the Company's investment portfolio did not contain any securities that are directly backed by subprime or Alt-A mortgages.

The following table summarizes activity in the Company’s investment securities portfolio during 2016 and 2015. There were no transfers of securities between investment categories during 2016.
TABLE 17—INVESTMENT PORTFOLIO ACTIVITY

(Dollars in thousands)	Available for Sale		Held to Maturity
	2016	2015	2016	2015
Balance at beginning of period	$2,800,286	$2,158,853	$98,928	$116,960
Purchases	1,384,525	1,063,460	—	5,833
Acquisitions	—	309,485	—	—
Sales, net of gains	(195,732)	(227,029)	—	—
Principal maturities, prepayments and calls, net of gains	(484,138)	(473,142)	(8,791)	(22,939)
Amortization of premiums and accretion of discounts	(21,811)	(17,268)	(921)	(926)
Unrealized gains (losses) (1)	(37,033)	(14,073)	—	—
Balance at end of period	$3,446,097	$2,800,286	$89,216	$98,928
(1) The Company elected to opt out of the requirement to include the net unrealized gains or losses on the Company's available for sale investment securities in regulatory capital in an effort to exclude the impact that changes in the Company's unrealized gains or losses on its available for sale investment portfolio may have on regulatory capital and the related capital ratios. See Note 16 to the consolidated financial statements for additional information.
Funds generated as a result of sales and prepayments of investment securities are used to fund loan growth and purchase other securities. The Company continues to monitor market conditions and take advantage of market opportunities with appropriate risk and return elements.
The Company assesses the nature of the unrealized losses in its investment portfolio at least quarterly to determine if there are losses that are deemed other-than-temporary. In its analysis of these securities, management considers numerous factors to determine whether there are instances where the amortized cost basis of the debt securities would not be fully recoverable including, the length of time and extent to which the fair value of the securities was less than their amortized cost, whether adverse conditions were present in the operations, geographic area or industry of the issuer, the payment structure of the security, including scheduled interest and principal payments, including the issuer's failures to make scheduled payments, if any, and the likelihood of failure to make such scheduled payments in the future, changes to the rating of the security by a rating agency, and subsequent recoveries or additional declines in fair value after the balance sheet date.
Management believes it has considered these factors, as well as all relevant information available, when determining the expected future cash flows of the securities in question. Based on its analysis, the Company concluded no declines in the estimated fair value of the Company’s investment securities were deemed to be other-than-temporary at December 31, 2016 and 2015. Note 4 to the consolidated financial statements provides further information on the Company’s investment securities.
Asset Quality
The lending activities of the Company are governed by underwriting policies established by management and approved by the Board Risk Committee of the Board of Directors. Commercial risk personnel, in conjunction with senior lending personnel, underwrite the vast majority of commercial business and commercial real estate loans. The Company provides centralized underwriting of substantially all residential mortgage, small business and consumer loans. Established loan origination procedures require appropriate documentation, including financial data and credit reports. For loans secured by real property, the Company generally requires property appraisals, title insurance or a title opinion, hazard insurance, and flood insurance, where appropriate.
Loan payment performance is monitored and late charges are generally assessed on past due accounts. Delinquent and problem loans are administered by functional teams of specialized risk officers. Risk ratings on commercial exposures (as described below) are reviewed on an ongoing basis and are adjusted as necessary based on the obligor’s risk profile and debt capacity. The central loan review department is responsible for independently assessing and validating risk ratings assigned to commercial exposures through a periodic sampling process. All other loans are also subject to loan reviews through a similar periodic sampling process. The Company exercises judgment in determining the risk classification of its commercial loans.
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
In the first quarter of 2016, the banking regulatory agencies issued interpretive guidance on the valuation of collateral underlying E&P loans and how such valuations should impact the assessment of the inherent credit risk (and ultimately risk ratings and charge-offs) in such loans. The Company's implementation of this guidance in the first quarter of 2016 contributed to the increase in criticized assets within the Company's energy portfolio.
Commercial loans are placed on non-accrual status when any of the following occur: 1) the loan is maintained on a cash basis because of deterioration in the financial condition of the borrower; 2) collection of the full contractual amount of principal or interest is not expected (even if the loan is currently paying as agreed);  3) when principal or interest has been in default for a period of 90 days or more, unless the loan is both well secured and in the process of collection; or 4) the borrower has filed or is likely to file bankruptcy. Factors considered in determining the collection of the full contractual amount of principal or interest include assessment of the borrower’s cash flow, valuation of underlying collateral, and the ability and willingness of guarantors to provide credit support.  Certain commercial loans are also placed on non-accrual status when payment is not past due and full payment of principal and interest is expected, but we have doubt about the borrower’s ability to comply with existing repayment terms. Consideration will be given to placing a loan on non-accrual due to the deterioration of the debtor’s repayment ability, the repayment of the loan becoming dependent on the liquidation of collateral, an existing collateral deficiency, the loan being classified as "Doubtful" or "Loss", the client filing for bankruptcy, and/or foreclosure being initiated. Regarding all classes within the C&I and CRE portfolios, the determination of a borrower’s ability to make the required principal and interest payments is based on an examination of the borrower’s current financial statements, industry, management capabilities, and other qualitative factors.
When a loan is placed on non-accrual status, the accrual of interest income ceases and accrued but unpaid interest is generally reversed against interest income.
Real estate acquired by the Company through foreclosure or by deed-in-lieu of foreclosure is classified as OREO, and is recorded at the lesser of the related loan balance (the pro-rata carrying value for acquired loans) or estimated fair value less costs to sell. Closed bank branches are also classified as OREO and recorded at the lower of cost or market value.
Under GAAP, certain loan modifications or restructurings are designated as TDRs. In general, the modification or restructuring of a debt constitutes a TDR if the Company, for economic or legal reasons related to the borrower’s financial difficulties, grants a concession to the borrower that the Company would not otherwise consider under current market conditions. See Note 1, Summary of Significant Accounting Policies, to the consolidated financial statements for further information.

Non-performing Assets
The Company defines non-performing assets as non-accrual loans, accruing loans more than 90 days past due, OREO, and foreclosed property. Management continually monitors loans and transfers loans to non-accrual status when warranted.
The Company accounts for loans formerly covered by loss sharing agreements with the FDIC, other loans acquired with deteriorated credit quality, as well as all loans acquired with significant discounts that did not exhibit deteriorated credit quality at acquisition, in accordance with ASC Topic 310-30. Collectively, all loans accounted for under ASC 310-30 are referred to as "purchased impaired loans". Application of ASC Topic 310-30 results in significant accounting differences, compared to loans originated or acquired by the Company that are not accounted for under ASC 310-30. See Note 1, Summary of Significant Accounting Policies, to the consolidated financial statements for further details.
Due to the significant difference in accounting for purchased impaired loans, the Company believes inclusion of these loans in certain asset quality ratios that reflect non-performing assets in the numerator or denominator (or both) results in significant distortion to these ratios. In addition, because loan level charge-offs related to purchased impaired loans are not recognized in the financial statements until the cumulative amounts exceed the original loss projections on a pool basis, the net charge-off ratio for acquired loans is not consistent with the net charge-off ratio for other loan portfolios. The inclusion of these loans in certain asset quality ratios could result in a lack of comparability across quarters or years, and could impact comparability with other portfolios that were not impacted by purchased impaired loan accounting. The Company believes that the presentation of certain asset quality measures excluding purchased impaired loans, as indicated below, and related amounts from both the numerator and denominator provides better perspective into underlying trends related to the quality of its loan portfolio. Accordingly, the asset quality measures in the tables below present asset quality information excluding purchased impaired loans, as indicated within each table, and related amounts.
Total non-performing assets increased $159.7 million, or 175%, compared to December 31, 2015.
Legacy non-performing assets increased $163.9 million, or 241%, compared to December 31, 2015, as non-performing loans increased $171.1 million, offset by a decrease in OREO of $7.2 million. Including TDRs that are in compliance with their modified terms, total non-performing assets and TDRs increased $221.4 million over the past twelve months.

The following table sets forth the composition of the Company’s legacy non-performing assets, including accruing loans past due 90 or more days and TDRs, as of December 31.
TABLE 18—NON-PERFORMING ASSETS AND TROUBLED DEBT RESTRUCTURINGS
(LEGACY)

						2016 vs. 2015
(Dollars in thousands)	2016	2015	2014	2013	2012	$ Change	% Change
Non-accrual loans:
Commercial	$47,666	$22,201	$9,953	$24,471	$32,313	25,465	115
Energy-related	150,329	7,081	27	—	—	143,248	N/M
Mortgage	13,014	13,674	14,362	10,237	8,367	(660)	(5)
Consumer and credit card	10,534	7,972	10,628	8,979	7,237	2,562	32
Total non-accrual loans	221,543	50,928	34,970	43,687	47,917	170,615	335
Accruing loans 90 days or more past due	1,104	624	754	1,075	1,371	480	77
Total non-performing loans (1)	222,647	51,552	35,724	44,762	49,288	171,095	332
OREO and foreclosed property (2)	9,264	16,491	21,243	28,272	26,380	(7,227)	(44)
Total non-performing assets (1)	231,911	68,043	56,967	73,034	75,668	163,868	241
Performing troubled debt restructurings (3)	95,951	38,441	1,430	1,376	2,354	57,510	150
Total non-performing assets and troubled debt restructurings (1)	$327,862	$106,484	$58,397	$74,410	$78,022	$221,378	208
Non-performing loans to total loans (1) (4)	1.75%	0.46%	0.37%	0.54%	0.73%
Non-performing assets to total assets (1) (4)	1.20%	0.42%	0.41%	0.61%	0.69%
Non-performing assets and troubled debt restructurings to total assets (1) (4)	1.70%	0.65%	0.42%	0.62%	0.71%
Allowance for credit losses to non-performing loans (4) (5)	52.46%	209.41%	246.26%	175.35%	150.57%
Allowance for credit losses to total loans (4) (5)	0.92%	0.96%	0.91%	0.95%	1.10%

(1)	Non-performing loans and assets include accruing loans 90 days or more past due.

(2)
OREO and foreclosed property at December 31, 2016, 2015, 2014, 2013, and 2012 include $4.8 million, $8.1 million, $11.6 million, $9.2 million, and $9.2 million, respectively, of former bank properties held for development or resale.

(3)
Performing troubled debt restructurings for December 31, 2016, 2015, 2014, 2013 and 2012 exclude $136.8 million, $23.4 million, $2.2 million, $18.5 million, $15.4 million, respectively, in troubled debt restructurings that meet non-performing asset criteria.

(4)	Total loans, total non-performing loans, and total assets exclude acquired loans and assets discussed below.

(5)	The allowance for credit losses excludes the portion of the allowance related to acquired loans discussed below.

Non-performing legacy loans were 1.75% of total legacy loans at December 31, 2016, 129 basis points higher than at December 31, 2015. The increase in legacy non-performing loans was due primarily to an increase of $143.2 million in energy-related non-accrual loans. The majority of the increase in energy-related non-accrual loans is comprised of 13 relationships that were deemed criticized in prior periods. The decline in energy prices has strained the cash flows of many energy companies. We believe our underwriting policies on energy are conservative and focus on obtaining strong collateral to support the underlying loans. Generally, our energy loans are senior credit facilities with well-secured collateral positions, and we do not engage in subordinated, second lien, or mezzanine financing to energy companies. As such, despite the increase in non-performing energy loans, we believe the risk of loss on these loans is mitigated by the respective collateral and related reserves.
Non-performing assets as a percentage of total assets increased over the past year primarily as a result of the challenges our energy-related customers faced in 2016 as previously discussed. Legacy non-performing assets were 1.20% of total legacy assets at December 31, 2016, 78 basis points above December 31, 2015. The allowance for credit losses as a percentage of non-performing legacy loans was 52.46% at December 31, 2016 compared to 209.41% at December 31, 2015. The Company’s allowance for credit losses as a percentage of legacy loans decreased four basis points from 2015 to 0.92% at December 31, 2016. The Company has considered the collateral support on these non-performing assets in determining the allowance for credit losses.

The Company had gross charge-offs on legacy loans of $38.0 million during the year ended December 31, 2016. Offsetting these charge-offs were recoveries of $5.0 million. As a result, net charge-offs on legacy loans during 2016 were $33.0 million, or 0.28% of average loans, as compared to net charge-offs of $10.1 million, or 0.10%, for 2015. Net charge-offs in 2016 included $16.2 million from a limited number of energy-related relationships.
At December 31, 2016, the Company had $319.7 million of legacy commercial assets classified as substandard, $28.9 million of commercial assets classified as doubtful, and no commercial assets classified as loss. Accordingly, the aggregate of the Company’s legacy classified commercial assets was 1.61% of total assets, 2.31% of total loans, and 2.75% of legacy loans. At December 31, 2015, legacy classified commercial assets totaled $144.1 million, or 0.74% of total assets, 1.01% of total loans, and 1.29% of legacy loans. As with non-classified assets, a reserve for credit losses has been recorded for substandard loans at December 31, 2016 in accordance with the Company’s allowance for credit losses policy.
In addition to the problem loans described above, there were $138.2 million of legacy commercial loans classified as special mention at December 31, 2016, which in management’s opinion were subject to potential future rating downgrades. Special mention loans are defined as loans where known information about possible credit problems of the borrowers causes management to have some doubt as to the ability of these borrowers to comply with the present loan repayment terms, which may result in future disclosure of these loans as non-performing. Special mention loans at December 31, 2016 increased $33.4 million, or 32%, from December 31, 2015. The increase was attributable to both loan growth and a general deterioration in credit quality, primarily as it relates to the Company's legacy energy-related loans.
As noted above, the asset quality of the Company’s energy-related loan portfolio has been impacted by sustained low commodity prices. At December 31, 2016, $1.5 million of energy-related loans were past due greater than 30 days. Non-accrual energy-related loans totaled $150.3 million at year-end 2016, compared to $8.5 million at year-end 2015. In 2016, the Company has experienced $16.2 million in energy-related net charge-offs. There were no energy-related charge-offs in 2015.
Past Due and Non-accrual Loans
Past due status is based on the contractual terms of loans. At December 31, 2016, total acquired loans past due were 0.47% of total acquired loans, an increase of 13 basis points from December 31, 2015. Total legacy past due loans (including non-accrual loans) were 1.95% of total legacy loans at December 31, 2016 compared to 0.65% at December 31, 2015. Additional information on past due loans is presented in the following table.
TABLE 19—PAST DUE AND NON-ACCRUAL LOAN SEGREGATION

	December 31, 2016
	Legacy		Acquired (1)		Total
(Dollars in thousands)	Amount	% of Outstanding Balance	Amount	% of Outstanding Balance	Amount	% of Outstanding Balance
Accruing loans:
30-59 days past due	$18,026	0.14%	$2,586	0.11%	$20,612	0.14%
60-89 days past due	6,876	0.05	1,381	0.06	8,257	0.05
90-119 days past due	880	0.01	250	0.01	1,130	0.01
120 days past due or more	224	—	32	—	256	—
	26,006	0.20	4,249	0.18	30,255	0.20
Non-accrual loans	221,543	1.75	6,958	0.29	228,501	1.52
	$247,549	1.95%	$11,207	0.47%	$258,756	1.72%

(1)
Acquired past due and non-accrual loan amounts exclude acquired impaired loans, even if contractually past due or if the Company does not expect to receive payment in full, as the Company is currently accreting interest income over the expected life of the loans.

	December 31, 2015
	Legacy		Acquired (1)		Total
(Dollars in thousands)	Amount	% of Outstanding Balance	Amount	% of Outstanding Balance	Amount	% of Outstanding Balance
Accruing loans:
30-59 days past due	$13,839	0.12%	$2,761	0.09%	$16,600	0.11%
60-89 days past due	6,270	0.07	2,305	0.07	8,575	0.06
90-119 days past due	461	—	291	0.01	752	0.01
120 days past due or more	163	—	—	—	163	—
	20,733	0.19	5,357	0.17	26,090	0.18
Non-accrual loans	50,928	0.46	5,421	0.17	56,349	0.39
	$71,661	0.65%	$10,778	0.34%	$82,439	0.57%

(1)
Acquired past due and non-accrual loan amounts exclude acquired impaired loans, even if contractually past due or if the Company does not expect to receive payment in full, as the Company is currently accreting interest income over the expected life of the loans.

Total past due and non-accrual loans increased $176.3 million from December 31, 2015 to $258.8 million at December 31, 2016. The change was primarily due to an increase of $172.2 million in non-accrual loans of which $142.0 million of the increase was energy-related.
Allowance for Credit Losses
The allowance for credit losses represents management’s best estimate of probable credit losses inherent at the balance sheet date. Determination of the allowance for credit losses involves a high degree of complexity and requires significant judgment. Several factors are taken into consideration in the determination of the overall allowance for credit losses. Based on facts and circumstances available, management of the Company believes that the allowance for credit losses was appropriate at December 31, 2016 to cover probable losses in the Company’s loan portfolio. However, future adjustments to the allowance may be necessary, and the results of operations could be adversely affected, if circumstances differ substantially from the assumptions used by management in determining the allowance for credit losses. See the “Application of Critical Accounting Policies and Estimates” and Note 1, Summary of Significant Accounting Policies, to the consolidated financial statements for more information.

The following tables set forth the activity in the Company’s allowance for credit losses.
TABLE 20—SUMMARY OF ACTIVITY IN THE ALLOWANCE FOR CREDIT LOSSES

(Dollars in thousands)	2016	2015	2014	2013	2012
Allowance for loan losses at beginning of period	$138,378	$130,131	$143,074	$251,603	$193,761
Transfer of balance to OREO and other	(2,781)	(10,419)	(22,157)	(43,802)	(42,090)
Transfer of balance to the reserve for unfunded commitments	—	—	—	(9,828)	—
Provision charged to operations	44,424	30,908	19,060	5,145	20,671
(Reversal of) provision recorded through the FDIC loss share receivable	(1,497)	(1,360)	(4,260)	(56,085)	84,085
Charge-offs:
Commercial	(25,983)	(4,085)	(2,564)	(3,532)	(3,211)
Residential Mortgage	(313)	(362)	(613)	(518)	(993)
Consumer and other	(13,543)	(12,854)	(8,806)	(6,796)	(5,896)
	(39,839)	(17,301)	(11,983)	(10,846)	(10,100)
Recoveries:
Commercial	2,643	2,325	3,066	3,768	3,293
Residential Mortgage	180	95	246	771	38
Consumer and other	3,211	3,999	3,085	2,348	1,945
	6,034	6,419	6,397	6,887	5,276
Net charge-offs	(33,805)	(10,882)	(5,586)	(3,959)	(4,824)
Allowance for loan losses at end of period	144,719	138,378	130,131	143,074	251,603
Reserve for unfunded lending commitments at beginning of period	14,145	11,801	11,147	—	—
Transfer of balance from the allowance for loan losses	—	—	—	9,828	—
(Reversal of) provision for unfunded lending commitments	(2,904)	2,344	654	1,319	—
Reserve for unfunded lending commitments at end of period	11,241	14,145	11,801	11,147	—
Allowance for credit losses at end of period	$155,960	$152,523	$141,932	$154,221	$251,603
Allowance for loan losses to non-performing assets (1)(2)	57.60%	151.40%	141.30%	99.40%	129.90%
Allowance for loan losses to total loans at end of period (2)	0.96	0.97	1.14	1.51	2.96
Net charge-offs to average loans	0.23	0.08	0.05	0.04	0.06

(1)
Non-performing assets include accruing loans 90 days or more past due. For purposes of this table, non-accrual and past due loans exclude acquired impaired loans accounted for under ASC 310-30 that are currently accruing income.

(2)	The allowance for loan losses includes impairment reserves attributable to acquired impaired loans.

TABLE 21—ALLOCATION OF THE ALLOWANCE FOR CREDIT LOSSES

	2016		2015		2014		2013		2012
	Reserve %	% of Loans	Reserve %	% of Loans	Reserve %	% of Loans	Reserve %	% of Loans	Reserve %	% of Loans
Commercial	76%	73%	73%	71%	70%	69%	69%	72%	71%	73%
Residential Mortgage	8%	8%	8%	8%	7%	9%	10%	6%	10%	5%
Consumer and other	16%	19%	19%	21%	23%	22%	21%	22%	19%	22%
Total allowance for credit losses	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%
The allowance for credit losses was $156.0 million at December 31, 2016, or 1.04% of total loans, $3.4 million higher than at December 31, 2015. The allowance for credit losses as a percentage of loans was 1.06% at December 31, 2015.

The allowance for credit losses on the legacy portfolio increased $8.9 million, or 8%, since December 31, 2015, primarily a result of deterioration in credit quality in energy-related loans, which accounted for almost 50% of the Company's net charge-offs in 2016, and to a lesser extent, legacy loan growth ($1.5 billion, or 13%, growth since December 31, 2015). The acquired allowance for credit losses includes a reserve of $39.2 million for losses probable in the portfolio at December 31, 2016 above estimated expected credit losses at acquisition, a decrease of $5.4 million, or 12%, from December 31, 2015.
At December 31, 2016 and 2015, the legacy allowance for loan losses covered 47% and 182% of total non-performing loans, respectively. Including acquired non-impaired loans, the allowance for loan losses covered 63% of total non-performing loans at December 31, 2016 and 242% at December 31, 2015.
FDIC Loss Share Receivable
As part of the FDIC-assisted acquisitions in 2009 and 2010, the Company recorded a receivable from the FDIC, which represented the fair value of the expected reimbursable losses covered by the loss share agreements as of the acquisition dates. The FDIC loss share receivable was written-off in December of 2016 when the Company entered into an agreement with the FDIC to terminate the Company's loss share agreements prior to their contractual maturities. The Company received a net payment of $6.5 million from the FDIC as consideration for this termination and subsequently derecognized the remaining FDIC indemnification asset and associated assets and liabilities, resulting in a pre-tax loss of $17.8 million.
The Company will benefit from all future recoveries, and be responsible for all future losses and expenses related to the assets previously subject to the loss share agreements. Amortization expense associated with the FDIC indemnification asset, which was previously expected to be $8 million in 2017, will no longer be recognized and will positively impact the net interest margin beginning in 2017.
Cash and cash equivalents
Cash and cash equivalents totaled $1.4 billion at December 31, 2016, an increase of $851.9 million, or 167%, from year-end 2015. Cash and due from banks increased $54.2 million to $295.9 million at December 31, 2016. Short-term investments primarily result from excess funds invested overnight in interest-bearing deposit accounts at the FRB and the FHLB of Dallas. These balances fluctuate daily depending on the funding needs of the Company and earn interest at the current FHLB and FRB short-term rates. The balance in interest-bearing deposits at other institutions of $1.1 billion at December 31, 2016 increased $797.6 million, or 297%, from December 31, 2015. The increase in total cash and cash equivalents was primarily attributable to an inflow of deposits at the end of 2016 and the common and preferred stock issuances during 2016. The Company’s cash activity is further discussed in the “Liquidity and Other Off-Balance Sheet Activities” section below.

Other Assets
The following table details other asset balances as of December 31:
TABLE 22—OTHER ASSETS COMPOSITION

						2016 vs. 2015
(Dollars in thousands)	2016	2015	2014	2013	2012	$ Change	% Change
Other Earning Assets
FHLB stock, FRB stock, and other equity securities	$93,718	$66,008	$74,130	$53,773	$46,216	27,710	42
Fed funds sold and financing transactions	—	—	—	—	4,875	—	—
Other interest-earning assets (1)	6,660	5,660	5,412	3,412	3,412	1,000	18
Total reverse repurchase agreement	1,268	—	—	—	—	1,268	100
Total other earning assets	101,646	71,668	79,542	57,185	54,503	29,978	42

Non-Earning Assets
Bank-owned life insurance	160,875	131,575	122,573	104,203	100,556	29,300	22
Core deposit intangibles	21,836	30,044	19,595	14,622	19,122	(8,208)	(27)
Title plant and other intangible assets	7,072	7,224	7,511	7,439	7,660	(152)	(2)
Accrued interest receivable	52,124	47,863	37,696	32,143	32,183	4,261	9
Other real estate owned	21,200	34,131	53,947	99,173	121,536	(12,931)	(38)
Derivative market value	38,886	30,486	32,903	30,076	42,119	8,400	28
Investment in tax credit entities	76,592	141,951	139,326	132,487	137,508	(65,359)	(46)
Other non-earning assets	170,998	155,965	95,606	76,839	50,532	15,033	10
Total non-earning assets	549,583	579,239	509,157	496,982	511,216	(29,656)	(5)
Total other assets	$651,229	$650,907	$588,699	$554,167	$565,719	322	—

(1)	Other interest-earning assets are composed primarily of trust preferred common securities.

•
The $27.7 million, or 42%, increase in FHLB stock, FRB stock, and other equity securities was the result of $31.5 million in stock purchases, $5.8 million in stock sales, and approximately $0.5 million in stock dividends received during 2016.

•
Bank-owned life insurance increased $29.3 million, or 22%, from 2015 to 2016 primarily due to the purchase of $24.1 million in additional BOLI policies, and to a lesser extent, increases in cash surrender values of policies held.

•	Core deposit intangibles decreased $8.2 million during the current year due to the amortization of core deposit intangibles.

•	The $65.4 million, or 46%, decrease in the investment in tax credit entities was primarily due to the unwind of certain tax credit investments expiring during 2016.

•
Other real estate includes all real estate, other than bank premises used in bank operations, which is owned or controlled by the Company, including real estate acquired in settlement of loans and former bank premises no longer used. The $12.9 million decrease in OREO from December 31, 2015 was a result of the sale of OREO properties, including a $3.4 million decrease in former bank premises.

•
The $15.0 million, or 10%, increase in other non-earning assets since December 31, 2015 was primarily the result of an increase in deferred tax assets due to a tax benefit of $6.7 million in the fourth quarter of 2016 as a result of the 2015 tax return filing.

FUNDING SOURCES
Deposits obtained from clients in its primary market areas are the Company’s principal source of funds for use in lending and other business purposes. The Company attracts local deposit accounts by offering a wide variety of products, competitive interest rates and convenient branch office locations and service hours. Increasing core deposits is a continuing focus of the Company and has been accomplished through the development of client relationships and acquisitions. Short-term and long-term borrowings are also an important funding source for the Company. Other funding sources include subordinated debt and shareholders’ equity. Refer to the “Liquidity and Other Off-Balance Sheet Activities” section below for further discussion of the Company’s sources and uses of funding. The following discussion highlights the major changes in the mix of deposits and other funding sources during 2016.
Deposits
The Company’s ability to attract and retain customer deposits is critical to the Company’s continued success. The year-over-year growth in deposits is the result of the continued strengthening of legacy client relationships, deeper expansion into markets from prior year acquisitions, and normal deposit campaigns. The Company's deposit balances generally increase at the end of any given year due to real estate tax collections by our municipal customers. These balances typically remain on deposit with the Company 45 to 60 days. Given the short-term nature of these seasonal funds, the deposit balances tied to these seasonal flows are held in liquid investments until they are withdrawn from the Company. The Company currently expects total deposits to decline during the first half of 2017.
Total deposits increased $1.2 billion, or 8%, to $17.4 billion at December 31, 2016, from $16.2 billion at December 31, 2015. Over the same period, non-interest-bearing deposits increased $576.6 million, or 13%, and equated to 28% and 27% of total deposits at December 31, 2016 and 2015, respectively. Additionally, interest-bearing deposits also increased $652.9 million, or 6%, from December 31, 2015.
The following table sets forth the composition of the Company’s deposits as of December 31:
TABLE 23—DEPOSIT COMPOSITION BY PRODUCT

											2016 vs. 2015
(Dollars in thousands)	2016		2015		2014		2013		2012		$ Change	% Change
Non-interest-bearing deposits	$4,928,878	28%	$4,352,229	27%	$3,195,430	26%	$2,575,939	24%	$1,967,662	18%	576,649	13
NOW accounts	3,314,281	19	2,974,176	19	2,462,841	20	2,283,491	22	2,523,252	24	340,105	11
Money market accounts	6,219,532	36	6,010,882	37	4,168,504	33	3,779,581	35	3,738,480	35	208,650	3
Savings accounts	814,385	5	716,838	4	577,513	4	387,397	3	364,703	3	97,547	14
Certificates of deposit and other time deposits	2,131,207	12	2,124,623	13	2,116,237	17	1,710,592	16	2,154,180	20	6,584	—
Total deposits	$17,408,283	100%	$16,178,748	100%	$12,520,525	100%	$10,737,000	100%	$10,748,277	100%	1,229,535	8
From a market perspective, total deposit growth on a percentage basis was seen primarily in the Tampa, Mobile, Huntsville, Baton Rouge, and New Orleans markets. Tampa's customer deposits increased $246 million, or 94%, during 2016, while total deposits in the Mobile market increased $94 million, or 42%, since the end of 2015. Huntsville had year-to-date customer deposit growth of $47 million, or 32%. Baton Rouge and New Orleans experienced growth of $112 million, or 18%, and $243 million, or 15%, respectively.
The following table details large-denomination certificates of deposit by remaining maturity dates at December 31.
TABLE 24—REMAINING MATURITIES OF CDS $100,000 AND OVER

(Dollars in thousands)	2016		2015		2014		2013		2012
3 months or less	$241,128	21%	$228,336	16%	$204,041	19%	$256,931	28%	$265,558	23%
3 – 12 months	457,796	40	631,634	46	547,876	51	452,005	50	572,734	50
12 – 36 months	339,137	30	390,820	28	274,038	25	157,430	17	227,072	20
More than 36 months	97,702	9	135,950	10	54,844	5	39,976	5	81,151	7
Total CDs $100,000 and over	$1,135,763	100%	$1,386,740	100%	$1,080,799	100%	$906,342	100%	$1,146,515	100%

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
The Company also enters into repurchase agreements to facilitate customer transactions that are accounted for as secured borrowings. These transactions typically involve the receipt of deposits from customers that the Company collateralizes with its investment portfolio and have an average rate of 13.1 basis points.
The following table details the average and ending balances of repurchase transactions as of and for the years ended December 31:
TABLE 25—REPURCHASE TRANSACTIONS

(Dollars in thousands)	2016	2015
Average balance	$282,180	$236,206
Ending balance	334,136	216,617
Total short-term borrowings increased $182.5 million, or 56%, from December 31, 2015, to $509.1 million at the end of 2016, a result of increases of $65.0 million in FHLB advances outstanding and $117.5 million in repurchase agreements. On an average basis, short-term borrowings increased $188.1 million, or 44%, from 2015, largely due to the increase in repurchase agreements during 2016.
Total short-term borrowings were 3% of total liabilities and 45% of total borrowings at December 31, 2016 compared to 2% and 49%, respectively, at December 31, 2015. On an average basis, short-term borrowings were 3% of total liabilities and 50% of total borrowings in 2016, compared to 3% and 52%, respectively, during 2015.
The weighted average rate paid on short-term borrowings was 0.39% during 2016, up 21 basis points compared to 0.18% in 2015. For additional information on the Company’s short-term borrowings, see Note 13, Short-Term Borrowings, to the Notes to the consolidated financial statements.
Long-term Debt
Long-term debt increased $288.5 million, or 85%, to $629.0 million from $340.4 million at December 31, 2015, largely due to an increase in FHLB advances during the year. This change in long-term debt also includes a decrease in new market tax credit notes payable associated with the unwind of certain tax credit investments during 2016. On a period-end basis, long-term debt was 3% and 2% of total liabilities at December 31, 2016 and 2015, respectively.
On average, long-term debt increased to $616.3 million in 2016, $228.1 million, or 59%, higher than 2015, as the Company took advantage of favorable rates on FHLB advances to fund loan growth and for other liquidity purposes in 2016. Average long-term debt was 3% of total liabilities during the current year, compared to 2% during 2015.
Long-term debt at December 31, 2016 included $480.1 million in fixed-rate advances from the FHLB of Dallas that cannot be prepaid without incurring substantial penalties. The remaining debt consisted of $120.1 million of the Company’s junior subordinated debt and $28.7 million in notes payable on investments in new market tax credit entities. Interest on the junior subordinated debt is payable quarterly and may be deferred at any time at the election of the Company for up to 20 consecutive quarterly periods. During any deferral period, the Company is subject to certain restrictions, including being prohibited from declaring dividends to its common shareholders. The junior subordinated debt is redeemable by the Company in whole or in part. For additional information, see Note 14, Long-Term Debt, to the consolidated financial statements.
CAPITAL RESOURCES
On May 4, 2016, the Company's Board of Directors authorized the repurchase of up to 950,000 shares of IBERIABANK Corporation's outstanding common stock. Stock repurchases under this program will be made from time to time, on the open market or in privately negotiated transactions. The timing of these repurchases will depend on market conditions and other requirements. The share repurchase program does not obligate the Company to repurchase any dollar amount or number of shares, and the program may be extended, modified, suspended, or discontinued at any time. During the second quarter of 2016, the Company repurchased 202,506 common shares at a weighted average price of $57.61 per common share.

On May 9, 2016, the Company issued an aggregate 2,300,000 depositary shares each representing a 1/400th ownership interest in a share of the Company's 6.60% Fixed-to-Floating Non-Cumulative Perpetual Preferred Stock, Series C, par value $1.00 per share, ("Series C Preferred Stock"), with a liquidation preference of $10,000 per share of Series C Preferred Stock (equivalent to $25 per depositary share), which represents $57,500,000 in aggregate liquidation preference. Note 16 to the consolidated financial statements provides additional information on the preferred stock issuance.
On December 7, 2016, the Company issued an additional 3,593,750 shares of its common stock at a price of $81.50 per common share. Net proceeds from the offering, after deduction of underwriting discounts, commissions, and direct issuance costs, were $279.2 million.
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
In July 2013, the U.S. banking regulatory agencies, including the FRB, approved a final rule to implement the revised capital adequacy standards of the BCBS or Basel III, and to address relevant provisions of the Dodd-Frank Act. The Company and IBERIABANK became subject to the new rules on January 1, 2015. The implementation of the BASEL III capital adequacy standards included a one-time election to opt out of the requirement to include most components of accumulated other comprehensive income, including the net unrealized gains or losses on the Company's available for sale investment securities, in Common Equity Tier 1 (CET1) capital. The Company elected to opt out of the requirement in the first quarter of 2015 in an effort to exclude the impact that changes in the Company's unrealized gain or loss on its available for sale investment portfolio have on regulatory capital and the related capital ratios. Certain provisions of the new rules will be phased in from that date to January 1, 2019. Additional information on the revised capital adequacy standards is included in Note 16 to the consolidated financial statements.
At December 31, 2016 and 2015, the Company exceeded all required regulatory capital ratios, and the regulatory capital ratios of IBERIABANK were in excess of the levels established for “well-capitalized” institutions, as shown in the following table and chart.
TABLE 26—REGULATORY CAPITAL RATIOS

Ratio	Entity	2016 Well- Capitalized Minimums	December 31, 2016	December 31, 2015
			Actual	Actual
Tier 1 Leverage	IBERIABANK Corporation	N/A	10.86%	9.52%
	IBERIABANK	5.00%	9.21	9.03
Common Equity Tier 1 (CET1)	IBERIABANK Corporation	N/A	11.84	10.10
	IBERIABANK	6.50%	10.67	10.16
Tier 1 risk-based capital	IBERIABANK Corporation	N/A	12.59	10.73
	IBERIABANK	8.00%	10.67	10.16
Total risk-based capital	IBERIABANK Corporation	N/A	14.13	12.17
	IBERIABANK	10.00%	11.56	11.08
The increase in IBERIABANK Corporation's CET1 ratio from December 31, 2015 was primarily driven by an increase in regulatory capital from the additional common stock issued in 2016, as well as undistributed earnings in the current year. Additionally, IBERIABANK Corporation's Tier 1 risk-based capital ratio and Total Risk-Based Capital Ratio increased from December 31, 2015 as a result of the Company's issuance of additional preferred stock during 2016.
Beginning January 1, 2016, minimum capital ratios were subject to a capital conservation buffer. In order to avoid limitations on distributions, including dividend payments, and certain discretionary bonus payments to executive officers, an institution must hold a capital conservation buffer above its minimum risk-based capital requirements. This capital conservation buffer is calculated as the lowest of the differences between the actual CET1 ratio, Tier 1 Risk-Based Capital Ratio, and Total Risk-Based Capital ratio and the corresponding minimum ratios. At December 31, 2016, the required minimum capital conservation buffer was 0.625%, and will increase in subsequent years by 0.625% until it is fully phased in on January 1, 2019 at 2.50%. At December 31, 2016, the capital conservation buffers of the Company and IBERIABANK were 6.13% and 3.56%, respectively.

Management believes that at December 31, 2016, the Company and IBERIABANK would have met all capital adequacy requirements on a fully phased-in basis if such requirements were then effective. There can be no assurances that the Basel III capital rules will not be revised before the expiration of the phase-in periods.
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
The primary sources of funds for the Company are deposits and borrowings. Other sources of funds include repayments and maturities of loans and investment securities, securities sold under agreements to repurchase, and, to a lesser extent, off-balance sheet borrowing availability. Certificates of deposit scheduled to mature in one year or less at December 31, 2016 totaled $1.3 billion. Based on past experience, management believes that a significant portion of maturing deposits will remain with the Company. Additionally, the majority of the investment securities portfolio is classified as available-for-sale, which provides the ability to liquidate unencumbered securities as needed. Of the $3.5 billion in the investment securities portfolio, $2.0 billion is unencumbered and $1.5 billion has been pledged to support repurchase transactions, public funds deposits and certain long-term borrowings. Due to the relatively short implied duration of the investment securities portfolio, the Company has historically experienced significant cash inflows on a regular basis. Securities cash flows are highly dependent on prepayment speeds and could change materially as economic or market conditions change. See Note 12, Deposits, Note 13, Short-Term Borrowings, and Note 14, Long-Term Debt, to the consolidated financial statements for additional discussion related to the Company’s funding requirements.
Scheduled cash flows from the amortization and maturities of loans and securities are relatively predictable sources of funds. Conversely, deposit flows, prepayments of loan and investment securities, and draws on customer letters and lines of credit are greatly influenced by general interest rates, economic conditions, competition, and customer demand. The FHLB of Dallas provides an additional source of liquidity to make funds available for general requirements and also to assist with the variability of less predictable funding sources. At December 31, 2016, the Company had $655.1 million of outstanding FHLB advances, $175.0 million of which was short-term and $480.1 million was long-term. Additional FHLB borrowing capacity available at December 31, 2016 amounted to $4.9 billion. At December 31, 2016, the Company also has various funding arrangements with commercial banks providing up to $180.0 million in the form of federal funds and other lines of credit. At December 31, 2016, there were no balances outstanding on these lines and all of the funding was available to the Company.
Liquidity management is both a daily and long-term function of business management. The Company manages its liquidity with the objective of maintaining sufficient funds to respond to the predicted needs of depositors and borrowers and to take advantage of investments in earning assets and other earnings enhancement opportunities. Excess liquidity is generally invested in short-term investments such as overnight deposits. On a longer-term basis, the Company maintains a strategy of investing in various lending and investment security products. The Company uses its sources of funds primarily to fund loan commitments and meet its ongoing commitments associated with its operations. Based on its available cash at December 31, 2016 and current deposit modeling, the Company believes it has adequate liquidity to fund ongoing operations. The Company has adequate availability of funds from deposits, borrowings, repayments and maturities of loans and investment securities to provide the Company additional working capital if needed.
In the normal course of business, the Company is a party to a number of activities that contain credit, market and operational risk that are not reflected in whole or in part in the Company’s consolidated financial statements. Such activities include traditional off-balance sheet credit-related financial instruments and commitments under operating leases. The Company provides customers with off-balance sheet credit support through loan commitments, lines of credit, and standby letters of credit. Many of the commitments are expected to expire unused or be only partially used; therefore, the total amount of commitments does not necessarily represent future cash requirements. Based on its available liquidity and available borrowing capacity, the Company anticipates it will continue to have sufficient funds to meet its current commitments.

At December 31, 2016, the Company’s unfunded loan commitments outstanding totaled $355.6 million. At the same date, unused lines of credit, including credit card lines, amounted to $4.9 billion, as shown in the following table.
TABLE 27—COMMITMENT EXPIRATION PER PERIOD

(Dollars in thousands)	Less than 1 year	1—3 Years	3—5 Years	Over 5 Years	Total
Unused lines of credit	$2,554,176	$1,556,992	$284,642	$504,120	$4,899,930
Unfunded loan commitments	355,558	—	—	—	355,558
Standby letters of credit	148,579	11,656	3,300	25	163,560
	$3,058,313	$1,568,648	$287,942	$504,145	$5,419,048
The Company has entered into a number of long-term arrangements to support the ongoing activities of the Company. The required payments under such leasing and other debt commitments at December 31, 2016 are shown in the following table.
TABLE 28—CONTRACTUAL OBLIGATIONS AND OTHER DEBT COMMITMENTS

(Dollars in thousands)	2017	2018	2019	2020	2021	2022 and After	Total
Operating leases	$15,927	$14,981	$13,980	$12,742	$10,906	$37,527	$106,063
Certificates of deposit	1,335,041	507,162	96,509	83,623	60,468	48,404	2,131,207
Short-term borrowings	509,136	—	—	—	—	—	509,136
Long-term debt	55,516	233,667	97,042	15,263	55,564	171,901	628,953
	$1,915,620	$755,810	$207,531	$111,628	$126,938	$257,832	$3,375,359
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

The Company’s interest rate risk model indicates that the Company is asset sensitive in terms of interest rate sensitivity. Based on the Company’s interest rate risk model at December 31, 2016, the table below illustrates the impact of an immediate and sustained 100 and 200 basis point increase or decrease in interest rates on net interest income over the next twelve months.
TABLE 29—INTEREST RATE SENSITIVITY

Shift in Interest Rates (in bps)	% Change in Projected Net Interest Income
200	11.8%
100	6.1%
-100	(7.9)%
-200	(12.2)%
The influence of using the forward curve as of December 31, 2016 as a basis for projecting the interest rate environment would approximate a 1.4% increase in net interest income over the next 12 months. The computations of interest rate risk shown above are performed on a flat balance sheet and do not necessarily include certain actions that management may undertake to manage this risk in response to unanticipated changes in interest rates and other factors to include shifts in deposit behavior.
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

The Federal Open Market Committee (“FOMC”) of the FRB, in an attempt to stimulate the overall economy, has, among other things, kept interest rates low through its targeted Federal funds rate. On December 15, 2016, the FOMC voted to raise the target Federal funds rate by 0.25%, almost a year to the day since the last increase on December 17, 2015. The FOMC expects that economic conditions will evolve in a manner that will warrant only gradual increases in the Federal funds rate over the next several years. As the FOMC increases the Federal funds rate, it is possible that overall interest rates could rise, which may negatively impact the housing markets and the U.S. economic recovery. In addition, deflationary pressures, while possibly lowering our operating costs, could have a significant negative effect on our borrowers, especially our commercial borrowers, and the values of collateral securing loans, which could negatively affect our financial performance.
The Company’s commercial loan portfolio is also impacted by fluctuations in the level of one-month LIBOR, as a large portion of this portfolio reprices based on this index. Our net interest income may be reduced if more interest-earning assets than interest-bearing liabilities reprice or mature during a period when interest rates are declining, or more interest-bearing liabilities than interest-earning assets reprice or mature during a period when interest rates are rising.
The table below presents the Company’s anticipated repricing of loans and investment securities over the next four quarters.
TABLE 30—REPRICING OF CERTAIN EARNING ASSETS (1)

(Dollars in thousands)	1Q 2017	2Q 2017	3Q 2017	4Q 2017	Total less than one year
Investment securities	$118,197	$130,868	$133,719	$124,829	$507,613
Fixed rate loans	825,653	569,777	540,577	480,480	2,416,487
Variable rate loans	7,637,439	180,173	116,660	82,328	8,016,600
Total loans	8,463,092	749,950	657,237	562,808	10,433,087
	$8,581,289	$880,818	$790,956	$687,637	$10,940,700
(1) Amounts include expected maturities, scheduled paydowns, expected prepayments, and loans subject to floors and exclude the repricing of assets from prior periods, as well as non-accrual loans and market value adjustments.
As part of its asset/liability management strategy, the Company has seen greater levels of loan originations with adjustable or variable rates of interest as well as commercial and consumer loans, which typically have shorter terms than residential mortgage loans. The majority of fixed-rate, long-term residential loans are sold in the secondary market to avoid assumption of the interest rate risk associated with longer duration assets in the current low rate environment. As of December 31, 2016, $8.3 billion, or 55%, of the Company’s total loan portfolio had adjustable interest rates. The Company had no significant concentration to any single borrower or industry segment at December 31, 2016.
The Company’s strategy with respect to liabilities in recent periods has been to emphasize transaction accounts, particularly non-interest or low interest-bearing transaction accounts, which are significantly less sensitive to changes in interest rates. At December 31, 2016, 88% of the Company’s deposits were in transaction and limited-transaction accounts, compared to 87% at December 31, 2015. Non-interest-bearing transaction accounts were 28% of total deposits at December 31, 2016, compared to 27% of total deposits at December 31, 2015.
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
The table below presents the Company’s anticipated repricing of liabilities over the next four quarters.
TABLE 31—REPRICING OF LIABILITIES (1)

(Dollars in thousands)	1Q 2017	2Q 2017	3Q 2017	4Q 2017	Total less than one year
Time deposits	$422,686	$382,205	$333,197	$195,094	$1,333,182
Short-term borrowings	429,136	80,000	—	—	509,136
Long-term debt	133,761	10,820	5,828	40,721	191,130
	$985,583	$473,025	$339,025	$235,815	$2,033,448
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
IMPACT OF INFLATION OR DEFLATION AND CHANGING PRICES
The consolidated financial statements and related financial data presented herein have been prepared in accordance with GAAP, which generally require the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation. Unlike most industrial companies, the majority of the Company’s assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on the Company’s performance than does the effect of inflation. Although fluctuations in interest rates are neither completely predictable nor controllable, the Company regularly monitors its interest rate position and oversees its financial risk management by establishing policies and operating limits. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates. Although not as critical to the banking industry as to other industries, inflationary factors may have some impact on the Company’s growth, earnings, total assets and capital levels. Management does not expect inflation to be a significant factor in 2017.
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

Non-GAAP Measures
This discussion and analysis included herein contains financial information determined by methods other than in accordance with GAAP. The Company’s management uses these non-GAAP financial measures in their analysis of the Company’s performance. Non-GAAP measures include but are not limited to descriptions such as core, tangible, and pre-tax pre-provision. These measures typically adjust GAAP performance measures to exclude the effects of the amortization of intangibles and include the tax benefit associated with revenue items that are tax-exempt, as well as adjust income available to common shareholders for certain significant activities or transactions that in management’s opinion can distort period-to-period comparisons of the Company’s performance. Transactions that are typically excluded from non-GAAP performance measures include realized and unrealized gains/losses on former bank owned real estate, realized gains/losses on securities, income tax gains/losses, merger related charges and recoveries, litigation charges and recoveries, and debt repayment penalties. Management believes presentations of these non-GAAP financial measures provide useful supplemental information that is essential to a proper understanding of the operating results of the Company’s core businesses. These non-GAAP disclosures should not be viewed as a substitute for operating results determined in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures that may be presented by other companies. Reconciliations of GAAP to non-GAAP disclosures are presented in Table 32, with the exception of forward-looking information. The Company is unable to estimate GAAP EPS guidance without unreasonable efforts due to the nature of one-time or unusual items that cannot be predicted, and therefore has not provided this information under Regulation S-K Item 10(e)(1)(i)(B).
TABLE 32—RECONCILIATIONS OF NON-GAAP FINANCIAL MEASURES

	2016			2015			2014
(Dollars in thousands, except per share amounts)	Pre-tax	After-tax (1)	Per share (2)	Pre-tax	After-tax (1)	Per share (2)	Pre-tax	After-tax (1)	Per share (2)
Net income	$271,970	$186,777	$4.49	$206,938	$142,844	$3.68	$141,065	$105,382	$3.30
Preferred stock dividends	—	(7,977)	0.19	—	—	—	—	—	—
Income available to common shareholders (GAAP)	271,970	178,800	4.30	206,938	142,844	3.68	141,065	105,382	3.30

Non-interest income adjustments:
Gain on sale of investments and other non-interest income	(2,002)	(1,301)	(0.03)	(4,033)	(2,621)	(0.07)	(2,757)	(2,319)	(0.07)
Total non-core non-interest income	(2,002)	(1,301)	(0.03)	(4,033)	(2,621)	(0.07)	(2,757)	(2,319)	(0.07)

Non-interest and other expense adjustments:
Merger-related expense	3	2	—	24,074	15,861	0.41	15,093	10,104	0.32
Severance expense	782	508	0.01	2,593	1,686	0.04	6,951	4,518	0.14
Impairment of long-lived assets, net of (gain) loss on sale	(674)	(437)	(0.01)	7,259	4,717	0.12	7,073	4,597	0.14
Loss on early termination of loss share agreements	17,798	11,569	0.28	—	—	—	—	—	—
Debt prepayment	—	—	—	1,262	820	0.02	—	—	—
Other non-core non-interest expense	2,752	1,788	0.04	1,272	827	0.02	(597)	(388)	(0.01)
Total non-core non-interest expense	20,661	13,430	0.32	36,460	23,911	0.62	28,520	18,831	0.59
Income tax benefits	—	(6,836)	(0.16)	—	(2,041)	(0.05)	—	(2,959)	(0.09)
Core earnings (Non-GAAP)	290,629	184,093	4.43	239,365	162,093	4.18	166,828	118,935	3.72
Provision for loan losses	44,424	28,875	0.71	30,908	20,090	0.52	19,060	12,389	0.39
Core pre-provision earnings (Non-GAAP)	$335,053	$212,968	$5.14	$270,273	$182,183	$4.70	$185,888	$131,324	$4.12

(1)	After-tax amounts, excluding preferred stock dividends, are calculated using a tax rate of 35%, which approximates the marginal tax rate.

(2)	Diluted per share amounts may not appear to foot due to rounding.

(Dollars in thousands)	2016	2015	2014
Net interest income (GAAP)	$649,238	$587,758	$460,111
Add: Effect of tax benefit on interest income	9,463	8,604	8,609
Net interest income (TE) (Non-GAAP)	$658,701	$596,362	$468,720

Non-interest income (GAAP)	$233,821	$220,393	$173,628
Add: Effect of tax benefit on non-interest income	2,822	2,346	2,947
Non-interest income (TE) (Non-GAAP) (1)	236,643	222,739	176,575

Non-interest expense (GAAP)	$566,665	$570,305	$473,614
Less: Intangible amortization expense	8,415	7,811	5,807
Tangible non-interest expense (Non-GAAP) (2)	$558,250	$562,494	$467,807

Net income (GAAP)	$186,777	$142,844	$105,382
Add: Effect of intangible amortization, net of tax	5,470	5,077	3,775
Cash earnings (Non-GAAP)	$192,247	$147,921	$109,157

Total assets (GAAP)	$21,659,190	$19,504,068	$15,757,904
Less: Goodwill and other intangibles	755,765	761,871	544,632
Total tangible assets (Non-GAAP)	$20,903,425	$18,742,197	$15,213,272

Average assets (Non-GAAP)	$20,321,234	$18,402,706	$14,631,994
Less: Goodwill and other intangibles	759,749	696,275	499,810
Total average tangible assets (Non-GAAP)	$19,561,485	$17,706,431	$14,132,184

Total shareholders’ equity (GAAP)	$2,939,694	$2,498,835	$1,852,148
Less: Goodwill and other intangibles	755,765	761,871	544,632
Preferred stock	132,097	76,812	—
Total tangible common shareholders’ equity (Non-GAAP)	$2,051,832	$1,660,152	$1,307,516

Average shareholders’ equity (Non-GAAP)	$2,637,594	$2,261,034	$1,707,359
Less: Goodwill and other intangibles	759,749	696,275	499,810
Preferred stock	112,598	31,506	—
Average tangible common shareholders’ equity (Non-GAAP)	$1,765,247	$1,533,253	$1,207,549

Return on average assets (GAAP)	0.92%	0.78%	0.72%
Effect of non-core revenues and expenses	0.03	0.10	0.09
Core return on average assets (Non-GAAP)	0.95%	0.88%	0.81%

Return on average common equity (GAAP)	7.08%	6.41%	6.17%
Add: Effect of intangibles	3.36	3.24	2.87
Effect of non-core items	0.30	(0.14)	(0.34)
Core return on average tangible common equity (Non-GAAP)	10.74%	9.51%	8.70%

Efficiency ratio (GAAP)	64.17%	70.57%	74.73%
Effect of tax benefit related to tax-exempt income	(0.9)	(1.0)	(1.3)%
Efficiency ratio (TE) (Non-GAAP) (1)	63.27%	69.57%	73.43%
Effect of amortization of intangibles	(0.9)	(1.0)	(0.9)
Effect of non-core items	(2.2)	(4.1)	(4.1)
Core tangible efficiency ratio (TE) (Non-GAAP) (1) (2)	60.17%	64.47%	68.43%
Cash Yield:
Earning assets average balance (GAAP)	$18,477,064	$16,652,051	$13,235,541

Add: Adjustments	73,010	82,641	36,620
Earning assets average balance, as adjusted (Non-GAAP)	$18,550,074	$16,734,692	$13,272,161

Net interest income (GAAP)	$649,238	$587,758	$460,111
Add: Adjustments	(32,575)	(36,248)	(12,371)
Net interest income, as adjusted (Non-GAAP)	$616,663	$551,510	$447,740

Yield, as reported	3.53%	3.55%	3.51%
Add: Adjustments	(0.19)	(0.24)	(0.10)
Yield, as adjusted (Non-GAAP)	3.34%	3.31%	3.41%
(1) Fully taxable-equivalent (TE) calculations include the tax benefit associated with related income sources that are tax-exempt using a rate of 35%, which approximates the marginal tax rate.
(2) Tangible calculations eliminate the effect of goodwill and acquisition-related intangibles and the corresponding amortization expense on a tax-effected basis where applicable.

TABLE 33 – QUARTERLY RESULTS OF OPERATIONS AND SELECTED CASH FLOW DATA (UNAUDITED)

	2016
(Dollars in thousands, except per share data)	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Total interest and dividend income	$180,805	$180,504	$178,694	$176,936
Total interest expense	19,140	17,087	15,941	15,533
Net interest income	161,665	163,417	162,753	161,403
Provision for loan losses	5,169	12,484	11,866	14,905
Net interest income after provision for loan losses	156,496	150,933	150,887	146,498
Gain on sale of available-for-sale securities	4	12	1,789	196
Other non-interest income	53,234	59,809	63,128	55,649
Loss on early termination of loss share agreements	17,798	—	—	—
Other non-interest expense	133,772	138,139	139,504	137,452
Income before income taxes	58,164	72,615	76,300	64,891
Income tax expense	13,034	24,547	25,490	22,122
Net income	$45,130	$48,068	$50,810	$42,769
Preferred stock dividends	(957)	(3,590)	(854)	(2,576)
Income available to common shareholders	$44,173	$44,478	$49,956	$40,193
Earnings allocated to unvested restricted stock	(414)	(462)	(540)	(460)
Earnings allocated to common shareholders	$43,759	$44,016	$49,416	$39,733
Earnings per share - basic	$1.05	$1.08	$1.21	$0.98
Earnings per share - diluted	1.04	1.08	1.21	0.97
Cash dividends declared per common share	0.36	0.36	0.34	0.34

	2015
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Total interest and dividend income	$176,651	$171,077	$160,545	$138,585
Total interest expense	15,491	15,960	14,868	12,781
Net interest income	161,160	155,117	145,677	125,804
Provision for loan losses	11,711	5,062	8,790	5,345
Net interest income after provision for loan losses	149,449	150,055	136,887	120,459
Gain on sale of available-for-sale securities	6	280	903	386
Other non-interest income	52,497	57,198	60,610	48,513
Non-interest expense	138,975	144,968	153,209	133,153
Income before income taxes	62,977	62,565	45,191	36,205
Income tax expense	18,570	20,090	14,355	11,079
Net income	$44,407	$42,475	$30,836	$25,126

Income available to common shareholders	$44,407	$42,475	$30,836	$25,126
Earnings allocated to unvested restricted stock	(505)	(492)	(355)	(344)
Earnings allocated to common shareholders	$43,902	$41,983	$30,481	$24,782
Earnings per share - basic	$1.08	$1.04	$0.79	$0.75
Earnings per share - diluted	1.08	1.03	0.79	0.75
Cash dividends declared per common share	0.34	0.34	0.34	0.34

Glossary of Defined Terms

Term	Definition
ACL	Allowance for credit losses
Acquired loans	Loans acquired in a business combination
AFS	Securities available-for-sale
ALL	Allowance for loan and lease losses
AOCI	Accumulated other comprehensive income (loss)
ASC	Accounting Standards Codification
ASU	Accounting Standards Update
Basel III	Global regulatory standards on bank capital adequacy and liquidity published by the BCBS
BCBS	Basel Committee on Banking Supervision
Cameron	Cameron Bancshares, Inc.
CDE	IBERIA CDE, LLC
CET1	Common Equity Tier 1 Capital defined by Basel III capital rules
CFPB	Consumer Financial Protection Bureau
CSB	CapitalSouth Bank
Company	IBERIABANK Corporation and Subsidiaries
Covered Loans	Acquired loans with loss protection provided by the FDIC
Dodd-Frank Act	Dodd-Frank Wall Street Reform and Consumer Protection Act
ECL	Expected credit losses
EPS	Earnings per common share
FASB	Financial Accounting Standards Board
FDIC	Federal Deposit Insurance Corporation
First Private	First Private Holdings, Inc
FHLB	Federal Home Loan Bank
Florida Bank Group	Florida Bank Group, Inc
Florida Gulf	Florida Gulf Bancorp, Inc.
FOMC	Federal Open Market Committee
FRB	Board of Governors of the Federal Reserve System
GAAP	Accounting principles generally accepted in the United States of America
Georgia Commerce	Georgia Commerce Bancshares, Inc.
GSE	Government-sponsored enterprises
HTM	Securities held-to-maturity
IAM	IBERIA Asset Management, Inc.
IBERIABANK	Banking subsidiary of IBERIABANK Corporation
ICP	IBERIA Capital Partners, LLC
IFS	IBERIA Financial Services
IMC	IBERIABANK Mortgage Company
IWA	IBERIA Wealth Advisors
Legacy loans	Loans that were originated directly or otherwise underwritten by the Company
LIBOR	London Interbank Borrowing Offered Rate
LIHTC	Low-income housing tax credit
LTC	Lenders Title Company
MSA	Metropolitan statistical area
Non-GAAP	Financial measures determined by methods other than in accordance with GAAP
NPA	Non-performing asset

OCI	Other comprehensive income
Old Florida	Old Florida Bancshares, Inc.
OMNI	OMNI BANCSHARES, Inc.
OREO	Other real estate owned
OTTI	Other than temporary impairment
Parent	IBERIABANK Corporation
PCD	Purchased Financial Assets with Credit Deterioration
RRP	Recognition and Retention Plan
RULC	Reserve for unfunded lending commitments
SBA	Small Business Administration
SEC	Securities and Exchange Commission
TE	Fully taxable equivalent
Teche	Teche Holding Company
TDR	Troubled debt restructuring
Trust One-Memphis	Trust One Bank (Memphis Operations)
U.S.	United States of America

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
The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2016. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework (2013 Framework). Based on its assessment, management believes that, as of December 31, 2016, the Company’s internal control over financial reporting is effective based on those criteria.
The Company’s independent registered public accounting firm has also issued an attestation report on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2016.

/s/ Daryl G. Byrd	/s/ Anthony J. Restel
Daryl G. Byrd	Anthony J. Restel
President and Chief Executive Officer	Senior Executive Vice President and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders
IBERIABANK Corporation

We have audited IBERIABANK Corporation and subsidiaries’ internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). IBERIABANK Corporation and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
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
In our opinion, IBERIABANK Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of IBERIABANK Corporation and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2016 and our report dated February 21, 2017 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
New Orleans, Louisiana
February 21, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders
IBERIABANK Corporation

We have audited the accompanying consolidated balance sheets of IBERIABANK Corporation and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of IBERIABANK Corporation and subsidiaries at December 31, 2016 and 2015, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), IBERIABANK Corporation and subsidiaries’ internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 21, 2017 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
New Orleans, Louisiana
February 21, 2017

IBERIABANK CORPORATION AND SUBSIDIARIES
Consolidated Balance Sheets

	December 31,
(Dollars in thousands, except share data)	2016	2015
Assets
Cash and due from banks	$295,896	$241,650
Interest-bearing deposits in banks	1,066,230	268,617
Total cash and cash equivalents	1,362,126	510,267
Securities available for sale, at fair value	3,446,097	2,800,286
Securities held to maturity (fair values of $89,932 and $100,961, respectively)	89,216	98,928
Mortgage loans held for sale, at fair value	157,041	166,247
Loans covered by loss share agreements	—	229,217
Non-covered loans, net of unearned income	15,064,971	14,098,211
Total loans, net of unearned income	15,064,971	14,327,428
Allowance for loan losses	(144,719)	(138,378)
Loans, net	14,920,252	14,189,050
FDIC loss share receivables	—	39,878
Premises and equipment, net	306,373	323,902
Goodwill	726,856	724,603
Other assets	651,229	650,907
Total Assets	$21,659,190	$19,504,068
Liabilities
Deposits:
Non-interest-bearing	$4,928,878	$4,352,229
Interest-bearing	12,479,405	11,826,519
Total deposits	17,408,283	16,178,748
Short-term borrowings	509,136	326,617
Long-term debt	628,953	340,447
Other liabilities	173,124	159,421
Total Liabilities	18,719,496	17,005,233
Shareholders’ Equity
Preferred stock, $1 par value - 5,000,000 shares authorized
Non-cumulative perpetual, liquidation preference $10,000 per share; 13,750 shares and 8,000 shares issued and outstanding, respectively, including related surplus	132,097	76,812
Common stock, $1 par value - 100,000,000 shares authorized; 44,795,386 and 41,139,537 shares issued and outstanding, respectively	44,795	41,140
Additional paid-in capital	2,084,446	1,797,982
Retained earnings	704,391	584,486
Accumulated other comprehensive income (loss)	(26,035)	(1,585)
Total Shareholders’ Equity	2,939,694	2,498,835
Total Liabilities and Shareholders’ Equity	$21,659,190	$19,504,068
The accompanying Notes are an integral part of these Consolidated Financial Statements.

IBERIABANK CORPORATION AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income

	Year Ended December 31,
(Dollars in thousands, except per share data)	2016	2015	2014
Interest and Dividend Income
Loans, including fees	$663,037	$606,966	$526,706
Mortgage loans held for sale, including fees	6,564	6,164	5,153
Investment securities:
Taxable interest	52,150	47,380	38,815
Tax-exempt interest	7,004	5,785	5,862
Amortization of FDIC loss share receivable	(16,024)	(23,500)	(74,617)
Other	4,208	4,063	2,896
Total interest and dividend income	716,939	646,858	504,815
Interest Expense
Deposits:
NOW and MMDA	32,396	27,226	18,483
Savings	1,145	740	325
Time deposits	18,039	19,137	14,282
Short-term borrowings	2,453	797	1,364
Long-term debt	13,668	11,200	10,250
Total interest expense	67,701	59,100	44,704
Net interest income	649,238	587,758	460,111
Provision for loan losses	44,424	30,908	19,060
Net interest income after provision for loan losses	604,814	556,850	441,051
Non-interest Income
Mortgage income	83,853	80,662	51,797
Service charges on deposit accounts	44,135	42,197	35,573
Title revenue	22,213	22,837	20,492
Broker commissions	15,338	17,592	18,783
ATM/debit card fee income	14,240	13,989	12,023
Credit card and merchant-related income	12,171	10,675	9,718
Income from bank owned life insurance	5,241	4,356	5,473
Gain on sale of available for sale securities	2,001	1,575	771
Other non-interest income	34,629	26,510	18,998
Total non-interest income	233,821	220,393	173,628
Non-interest Expense
Salaries and employee benefits	331,686	322,586	259,086
Net occupancy and equipment	65,797	68,541	59,571
Communication and delivery	12,383	13,506	12,029
Marketing and business development	12,332	13,176	11,707
Data processing	25,091	34,424	27,249
Professional services	19,153	22,368	18,975
Credit and other loan related expense	10,937	16,653	13,692
Insurance	17,270	16,670	14,359
Loss on early termination of loss share agreements	17,798	—	—
Travel and entertainment	8,481	9,525	9,033
Other non-interest expense	45,737	52,856	47,913
Total non-interest expense	566,665	570,305	473,614
Income before income tax expense	271,970	206,938	141,065
Income tax expense	85,193	64,094	35,683
Net Income	186,777	142,844	105,382
Preferred stock dividends	(7,977)	—	—
Net Income Available to Common Shareholders	$178,800	$142,844	$105,382

Income Available to Common Shareholders - Basic	$178,800	$142,844	$105,382
Earnings Allocated to Unvested Restricted Stock	(1,872)	(1,680)	(1,651)
Earnings Allocated to Common Shareholders	$176,928	$141,164	$103,731
Earnings per common share - Basic	$4.32	$3.69	$3.31
Earnings per common share - Diluted	4.30	3.68	3.30
Cash dividends declared per common share	1.40	1.36	1.36
Comprehensive Income
Net Income	$186,777	$142,844	$105,382
Other comprehensive income (loss), net of tax:
Unrealized gains (losses) on securities:
Unrealized holding gains (losses) arising during the period (net of tax effects of $12,261, $4,374, and $13,202, respectively)	(22,771)	(8,124)	24,517
Reclassification adjustment for gains included in net income (net of tax effects of $700, $551 and $270, respectively)	(1,301)	(1,024)	(501)
Unrealized gains (losses) on securities, net of tax	(24,072)	(9,148)	24,016
Fair value of derivative instruments designated as cash flow hedges:
Change in fair value of derivative instruments designated as cash flow hedges during the period (net of tax effects of $231, $20 and $0, respectively)	(428)	38	—
Reclassification adjustment for losses included in net income (net of tax effects of $27, $0 and $0, respectively)	50	—	—
Fair value of derivative instruments designated as cash flow hedges, net of tax	(378)	38	—
Other comprehensive income (loss), net of tax	(24,450)	(9,110)	24,016
Comprehensive income	$162,327	$133,734	$129,398
The accompanying Notes are an integral part of these Consolidated Financial Statements.

IBERIABANK CORPORATION AND SUBSIDIARIES
Consolidated Statements of Shareholders’ Equity

	Preferred Stock		Common Stock
(Dollars in thousands, except share and per share data)	Shares	Amount	Shares	Amount	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock at Cost	Total
Balance, December 31, 2013	—	$—	31,917,385	$31,917	$1,178,284	$435,508	$(16,491)	$(98,872)	$1,530,346
Net income	—	—	—	—	—	105,382	—	—	105,382
Other comprehensive income/(loss)	—	—	—	—	—	—	24,016	—	24,016
Cash dividends declared, $1.36 per share	—	—	—	—	—	(44,317)	—	—	(44,317)
Reissuance of treasury stock under incentive plans, net of shares surrendered in payment, including tax benefit	—	—	—	—	3,242	—	—	6,829	10,071
Common stock issued for acquisitions	—	—	3,345,516	3,346	211,319	—	—	—	214,665
Treasury stock issued for recognition and retention plans	—	—	—	—	(6,197)	—	—	6,197	—
Share-based compensation cost	—	—	—	—	11,985	—	—	—	11,985
Balance, December 31, 2014	—	$—	35,262,901	$35,263	$1,398,633	$496,573	$7,525	$(85,846)	$1,852,148
Net income	—	—	—	—	—	142,844	—	—	142,844
Other comprehensive income/(loss)	—	—	—	—	—	—	(9,110)	—	(9,110)
Cash dividends declared, $1.36 per share	—	—	—	—	—	(54,931)	—	—	(54,931)
Reclassification of treasury stock under the LBCA (1)	—	—	(1,809,497)	(1,809)	(84,037)	—	—	85,846	—
Common stock issued under incentive plans, net of shares surrendered in payment, including tax benefit	—	—	211,729	212	2,201	—	—	—	2,413
Common stock issued for acquisitions	—	—	7,474,404	7,474	467,279	—	—	—	474,753
Preferred stock issued	8,000	76,812	—	—	—	—	—	—	76,812
Share-based compensation cost	—	—	—	—	13,906	—	—	—	13,906
Balance, December 31, 2015	8,000	$76,812	41,139,537	$41,140	$1,797,982	$584,486	$(1,585)	$—	$2,498,835
Net income	—	—	—	—	—	186,777	—	—	186,777
Other comprehensive income/(loss)	—	—	—	—	—	—	(24,450)	—	(24,450)
Cash dividends declared, $1.40 per share	—	—	—	—	—	(58,895)	—	—	(58,895)
Preferred stock dividends	—	—	—	—	—	(7,977)	—	—	(7,977)
Common stock issued under incentive plans, net of shares surrendered in payment, including tax benefit	—	—	264,605	264	7,756	—	—	—	8,020
Common stock issued	—	—	3,593,750	3,594	275,648	—	—	—	279,242
Preferred stock issued	5,750	55,285	—	—	—	—	—	—	55,285
Common stock repurchases	—	—	(202,506)	(203)	(11,463)	—	—	—	(11,666)
Share-based compensation cost	—	—	—	—	14,523	—	—	—	14,523
Balance, December 31, 2016	13,750	$132,097	44,795,386	$44,795	$2,084,446	$704,391	$(26,035)	$—	$2,939,694

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

IBERIABANK CORPORATION AND SUBSIDIARIES
Consolidated Statements of Cash Flows

	Year Ended December 31,
(Dollars in thousands)	2016	2015	2014
Cash Flows from Operating Activities
Net income	$186,777	$142,844	$105,382
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, amortization, and accretion	5,332	15,457	15,791
Amortization of purchase accounting adjustments, net	(17,431)	(21,635)	7,536
Provision for loan losses	44,424	30,908	19,060
Share-based compensation cost - equity awards	14,523	13,906	11,985
Gain on sale of assets, net	(58)	(2,539)	(14)
Gain on sale of available for sale securities	(2,001)	(1,575)	(771)
Gain on sale of OREO, net	(6,325)	(5,552)	(4,221)
Impairment of FDIC loss share receivables and other long-lived assets	20,883	6,954	6,437
Amortization of premium/discount on securities, net	22,732	18,195	13,793
(Benefit) expense for deferred income taxes	(16,654)	4,551	(25,027)
Originations of mortgage loans held for sale	(2,460,033)	(2,464,588)	(1,675,538)
Proceeds from sales of mortgage loans held for sale	2,525,945	2,516,936	1,720,443
Realized and unrealized gains on mortgage loans held for sale, net	(74,486)	(83,957)	(63,034)
Tax benefit associated with share-based payment arrangements	(1,122)	(580)	(2,105)
Other operating activities, net	64,460	26,798	(10,354)
Net Cash Provided by Operating Activities	306,966	196,123	119,363
Cash Flows from Investing Activities
Proceeds from sales of available for sale securities	197,733	228,604	61,702
Proceeds from maturities, prepayments and calls of available for sale securities	484,138	473,142	488,699
Purchases of available for sale securities	(1,384,525)	(1,063,460)	(703,179)
Proceeds from maturities, prepayments and calls of held to maturity securities	8,791	22,939	36,182
Purchases of held to maturity securities	—	(5,833)	—
Purchases of equity securities	(31,530)	(16,362)	(32,735)
Reimbursement of recoverable covered asset losses (to) from the FDIC	(1,558)	(932)	5,734
Increase in loans, net of loans acquired	(704,025)	(703,946)	(824,437)
Proceeds from sale of premises and equipment	1,941	13,309	5,129
Purchases of premises and equipment, net of premises and equipment acquired	(12,840)	(19,502)	(29,841)
Proceeds from disposition of OREO	33,236	55,025	84,429
Cash paid for additional investment in tax credit entities	(19,208)	(9,671)	(13,191)
Cash received in excess of cash paid for acquisitions	—	425,581	188,803
Other investing activities, net	3,450	30,134	19,950
Net Cash Used in Investing Activities	(1,424,397)	(570,972)	(712,755)
Cash Flows from Financing Activities
Increase in deposits, net of deposits acquired	1,230,008	968,746	641,026
Net change in short-term borrowings, net of borrowings acquired	182,518	(520,653)	110,298
Proceeds from long-term debt	304,728	63,198	54,637
Repayments of long-term debt	(15,025)	(201,259)	(22,871)
Cash dividends paid on common stock	(56,793)	(52,318)	(43,070)
Cash dividends paid on preferred stock	(7,028)	—	—
Net share-based compensation stock transactions	6,899	1,915	7,966

Payments to repurchase common stock	(11,666)	—	—
Net proceeds from issuance of common stock	279,242	—	—
Net proceeds from issuance of preferred stock	55,285	76,812	—
Tax benefit associated with share-based payment arrangements	1,122	580	2,105
Net Cash Provided by Financing Activities	1,969,290	337,021	750,091
Net Increase (Decrease) In Cash and Cash Equivalents	851,859	(37,828)	156,699
Cash and Cash Equivalents at Beginning of Period	510,267	548,095	391,396
Cash and Cash Equivalents at End of Period	$1,362,126	$510,267	$548,095
Supplemental Schedule of Non-cash Activities
Acquisition of real estate in settlement of loans	$9,743	$21,690	$27,050
Common stock issued in acquisition	$—	$474,753	$214,665
Supplemental Disclosures
Cash paid for:
Interest on deposits and borrowings	$70,084	$58,556	$43,210
Income taxes, net	$79,784	$53,476	$52,094
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
PRINCIPLES OF CONSOLIDATION
The Company’s consolidated financial statements include all entities in which the Company has a controlling financial interest under either the voting interest or variable interest model. The assessment of whether or not the Company has a controlling interest (i.e., the primary beneficiary) in a VIE is performed on an on-going basis. All equity investments in non-consolidated VIEs are included in "other assets" in the Company’s consolidated balance sheets. The Company’s maximum exposure to loss as a result of its involvement with non-consolidated VIEs was approximately $84 million and $160 million at December 31, 2016 and 2015, respectively. The Company's maximum exposure to loss was equivalent to the carrying value of its investments and any related outstanding loans to the non-consolidated VIEs.
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
CONCENTRATION OF CREDIT RISKS
Most of the Company’s business activity is with customers located within the states of Louisiana, Florida, Arkansas, Alabama, Texas, Georgia, and Tennessee. The Company’s lending activity is concentrated in its market areas in those states. The Company has emphasized originations of commercial loans and private banking loans, defined as loans to higher net worth clients. Repayments on loans are expected to come from cash flows of the borrower and/or guarantor. Losses on secured loans are limited by the value of the collateral upon default of the borrowers and guarantor support. Concentrations in commercial real estate have increased as a result of the Company's organic growth and recent acquisitions of banks with significant CRE portfolios. Additionally, as the Company has executed its risk-off strategy over the past two years, CRE concentrations have naturally increased as a percentage of the total portfolio. The Company does not have any excessive concentrations to any one industry or customer.
BUSINESS COMBINATIONS
Assets and liabilities acquired in business combinations are recorded at their acquisition date fair values. In accordance with ASC Topic 805, Business Combinations, the Company generally records provisional amounts at the time of acquisition based on the information available to the Company. The provisional estimates of fair values may be adjusted for a period of up to one year (“measurement period”) from the date of acquisition if new information is obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the measurement of the amounts recognized as of that date. Subsequent to the Company's early adoption of ASU No. 2015-16 during the third quarter of 2015, adjustments recorded during the measurement period are recognized in the current reporting period.
Loans generally represent a significant portion of the assets acquired in the Company’s business acquisitions. If the Company discovers that it has materially underestimated the credit losses expected in the loan portfolio based on information available at the acquisition date within the measurement period, it will reduce or eliminate the gain and/or increase goodwill recorded on the acquisition in the period the adjustment is recorded. If the Company determines that losses arose subsequent to the acquisition date, such losses are reflected as a provision for credit losses.
CASH AND CASH EQUIVALENTS
For purposes of presentation in the consolidated statements of cash flows, cash and cash equivalents are defined as cash on hand, interest-bearing deposits, and non-interest-bearing demand deposits at other financial institutions with original maturities less than three months. IBERIABANK may be required to maintain average cash balances on hand or with the Federal Reserve Bank to meet regulatory reserve and clearing requirements. At December 31, 2016 and 2015, IBERIABANK had sufficient cash deposited with the Federal Reserve Bank to cover the required reserve balance.
INVESTMENT SECURITIES
Management determines the appropriate accounting classification of debt and equity securities at the time of acquisition and re-evaluates such designations at least quarterly. Debt securities that management has the ability and intent to hold to maturity are classified as HTM and carried at cost, adjusted for amortization of premiums and accretion of discounts using methods approximating the interest method. Securities acquired with the intention of recognizing short-term profits or which are actively bought and sold are classified as trading securities and reported at fair value, with unrealized gains and losses recognized in earnings. Securities not classified as HTM or trading, including equity securities with readily determinable fair values, are classified as AFS and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in OCI. Credit-related declines in the fair value of debt and marketable equity securities that are considered OTTI are recorded in earnings.
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
For securities that the Company does not expect to sell, or it is not more likely than not it will be required to sell prior to recovery of its amortized cost basis, the credit component of an OTTI is recognized in earnings and the non-credit component is recognized in OCI. For securities that the Company does expect to sell, or it is more likely than not that it will be required to sell prior to recovery of its amortized cost basis, both the credit and non-credit component of an OTTI are recognized in earnings. Subsequent to recognition of OTTI, an increase in expected cash flows is recognized as a yield adjustment over the remaining expected life of the security based on an evaluation of the nature of the increase.
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
Loans held for sale primarily consist of fixed rate single-family residential mortgage loans originated and committed to be sold in the secondary market. Mortgage loans originated and held for sale are recorded at fair value under the fair value option, unless otherwise noted. For mortgage loans for which the Company has elected the fair value option, gains and losses are included in mortgage income. For any other loans held for sale, net unrealized losses, if any, are recognized through a valuation allowance that is recorded as a charge to non-interest income. See Note 20 for further discussion of the determination of fair value for loans held for sale. In most cases, loans in this category are sold within thirty days and are generally sold with the mortgage servicing rights released. Buyers generally have recourse to return a purchased loan or request reimbursement for the loan premium or servicing rights under limited circumstances. Recourse conditions may include prepayment, payment default, breach of representations or warranties, and documentation deficiencies. During 2016 and 2015, an insignificant number of loans were returned to the Company. At December 31, 2016 and 2015, the recorded repurchase liability associated with transferred loans was not material.
LOANS
Legacy (Loans originated or renewed and underwritten by the Company)
The Company originates mortgage, commercial, and consumer loans for customers. Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the unpaid principal balances, less the ALL, charge-offs, and unamortized net loan origination fees and direct costs, except for loans carried at fair value. Interest income is accrued as earned over the term of the loans based on the principal balance outstanding. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield.
Acquired (Loans acquired through Business Combinations)
Acquired loans are recorded at fair value on the acquisition date in accordance with ASC Topic 820, Fair Value Measurement, consistent with the exit price concept on the date of acquisition. Credit risk assumptions and any resulting credit discounts are included in the determination of fair value. Therefore, an ALL is not recorded at the acquisition date. The determination of fair value includes estimates related to discount rates, expected prepayments, and the amount and timing of undiscounted expected principal, interest, and other cash flows.
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
Classification
The Company’s loan portfolio is disaggregated into portfolio segments for purposes of determining the ACL. The Company’s portfolio segments include commercial, residential mortgage, and consumer and other loans, bifurcated between legacy and acquired. The Company further disaggregates each commercial, residential mortgage, and consumer and other loans portfolio segment into classes for purposes of monitoring and assessing credit quality based on certain risk characteristics. Classes within the commercial loan portfolio segment include commercial real estate-construction, commercial real estate-other, commercial and industrial, and energy-related. Classes within the consumer and other loans portfolio segment include consumer-home equity, consumer-indirect automobile, consumer-credit card, and consumer-other.
Troubled Debt Restructurings
The Company periodically grants concessions to its customers in an attempt to protect as much of its investment as possible and minimize risk of loss. These concessions may include restructuring the terms of a loan to alleviate the burden of the customer’s near-term cash requirements. In order to be classified as a TDR, the Company must conclude that the restructuring constitutes a concession and the customer is experiencing financial difficulties. The Company defines a concession to the customer as a modification of existing terms for economic or legal reasons that it would otherwise not consider. The concession is either granted through an agreement with the customer or is imposed by a court or law. Concessions include modifying original loan terms to reduce or defer cash payments required as part of the loan agreement, including but not limited to:

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

NON-ACCRUAL AND PAST DUE LOANS (INCLUDING LOAN CHARGE-OFFS)
Loans are generally considered past due when contractual payments of principal and interest have not been received within 30 days from the contractual due date. Residential mortgage loans are considered past due when contractual payments have not been received for two consecutive payment dates.
Legacy and purchased non-impaired loans are placed on non-accrual status when any of the following occur: 1) the loan is maintained on a cash basis because of deterioration in the financial condition of the borrower; 2) collection of the full contractual amount of principal or interest is not expected (even if the loan is currently paying as agreed);  3) when principal or interest has been in default for a period of 90 days or more, unless the loan is both well secured and in the process of collection; or 4) the borrower has filed or is likely to file bankruptcy. Factors considered in determining the collection of the full contractual amount of principal or interest include assessment of the borrower’s cash flow, valuation of underlying collateral, and the ability and willingness of guarantors to provide credit support.  Certain commercial loans are also placed on non-accrual status when payment is not past due and full payment of principal and interest is expected, but we have doubt about the borrower’s ability to comply with existing repayment terms. Consideration will be given to placing a loan on non-accrual due to the deterioration of the debtor’s repayment ability, the repayment of the loan becoming dependent on the liquidation of collateral, an existing collateral deficiency, the loan being classified as "Doubtful" or "Loss", the client filing for bankruptcy, and/or foreclosure being initiated. Regarding all classes within the C&I and CRE portfolios, the determination of a borrower’s ability to make the required principal and interest payments is based on an examination of the borrower’s current financial statements, industry, management capabilities, and other qualitative measures.
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
The accrual of interest, as well as the amortization/accretion of any remaining unamortized net deferred fees or costs and discount or premium, is discontinued at the time the loan is placed on non-accrual status. All accrued but uncollected interest for loans that are placed on non-accrual status is reversed through interest income. Cash receipts received on non-accrual loans are generally applied against principal until the loan has been collected in full, after which time any additional cash receipts are recognized as interest income (i.e., cost recovery method). However, interest may be accounted for under the cash-basis method as long as the remaining recorded investment in the loan is deemed fully collectible.
Loans are returned to accrual status when the borrower has demonstrated a capacity to continue payment of the debt (generally a minimum of six months of payment history) and collection of contractually required principal and interest associated with the debt is reasonably assured. At such time, the accrual of interest and amortization/accretion of any remaining unamortized net deferred fees or costs and discount or premium shall resume. Any interest income which was applied to the principal balance shall not be reversed and subsequently will be recognized as an adjustment to yield over the remaining life of the loan.
IMPAIRED LOANS
For all classes within the commercial portfolio, all loans with an outstanding commitment balance above a specific threshold are evaluated on a quarterly basis for potential impairment. Generally, residential mortgage and consumer loans within any class are not individually evaluated on a regular basis for impairment. All TDRs, regardless of the outstanding balance amount or portfolio classification, and all purchased impaired loans are considered to be impaired.
A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal and/or interest when due, according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the likelihood of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Impairment losses are measured on a loan-by-loan basis for commercial and certain residential mortgage or consumer loans, based on either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s observable market price, or the fair value of the collateral if the loan is collateral-dependent. This measurement requires significant judgment and use of estimates, and the actual loss ultimately recognized by the Company may differ significantly from the estimates.

ALLOWANCE FOR CREDIT LOSSES
The Company maintains the ACL at a level that management believes appropriate to absorb estimated probable credit losses incurred in the loan portfolios (including unfunded commitments) as of the consolidated balance sheet date. The ACL consists of the allowance for loan losses (contra asset) and the reserve for unfunded commitments (liability). The manner in which the ACL is determined is based on 1) the accounting method applied to the underlying loans and 2) whether the loan is required to be measured for impairment. The Company delineates between loans accounted for under the contractual yield method, legacy and purchased non-impaired loans, and purchased impaired loans. Further, for legacy and acquired non-impaired loans, the Company attributes portions of the ACL to loans and loan commitments that it measures individually, and groups of homogeneous loans and loan commitments that it measures collectively for impairment.
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
The allowance for loan losses for all impaired loans (excluding purchased impaired) is determined on an individual loan basis, considering the facts and circumstances specific to each borrower. The allowance is based on the difference between the recorded investment in the loan and generally either the estimated net present value of projected cash flows or the estimated value of the collateral associated with the loan, if the loan is deemed collateral-dependent. For non-impaired loans (excluding purchased impaired), the allowance for loan losses is calculated based on pools of loans with similar characteristics. The pool-level allowance is calculated through the application of PD (i.e., probability of default) and LGD (i.e., loss given default) factors for each individual loan. PDs and LGDs are determined based on historical default and loss information for similar loans. For purposes of establishing estimated loss percentages for pools of loans that share common risk characteristics, the Company’s loan portfolio is segmented by various loan characteristics including loan type, risk rating (commercial), Vantage or FICO score (residential mortgage and consumer), past due status (residential mortgage and consumer) and call report code. The default and loss information is measured over an appropriate period for each loan pool and adjusted as deemed appropriate. Qualitative adjustments are incorporated into the pool-level analysis to accommodate for the imprecision of certain assumptions and uncertainties inherent in the calculation. See the "Loans" section of this Footnote for discussion of the determination of the ACL for purchased impaired loans.
Certain inherent, but unconfirmed losses are probable within the loan portfolio. The Company’s current methodology for determining the level of inherent losses is based on historical loss rates, current credit grades, specific allocation, and other qualitative adjustments. In a stable or deteriorating credit environment, heavy reliance on historical loss rates and the credit grade rating process results in model-derived reserves that tend to slightly lag behind portfolio deterioration. Similar lags can occur in an improving credit environment whereby required reserves can lag slightly behind portfolio improvement. Given these and other model limitations, qualitative adjustment factors may be incremental or decremental to the quantitative model results. In periods prior to 2015, the Company estimated incurred losses on its Exploration and Production and its Oil Field Services portfolios as an aggregate portfolio. Beginning in 2015, as the performance of these two portfolios began to diverge, the Company disaggregated the analysis of incurred losses within these portfolios, which included modifying its LGD estimates for the portfolios to more closely align with published historical industry data and other factors. Absent this change, the Company would have recorded an additional $10.0 million, or 17 cents per share, in provision expense for the year ended December 31, 2015.

The reserve for unfunded commitments is determined using similar methodologies described above for non-impaired loans. The loss factors used in the reserve for unfunded commitments are equivalent to the loss factors used in the allowance for loan losses, while also considering utilization of unused commitments.
FDIC LOSS SHARE RECEIVABLE
The Company entered into or assumed arrangements with the FDIC which obligated the FDIC to reimburse the Company for losses on certain loans associated with FDIC-assisted transactions. The indemnification assets were recorded at fair value as of the acquisition dates based on estimated cash flows to be received over the expected life of the acquired assets, not to exceed the term of the indemnification agreements.

Effective as of December 20, 2016, the Company entered into an agreement with the FDIC to terminate the Company’s twelve loss share agreements ahead of their contractual maturities. Under the terms of the agreement, all rights and obligations of the Company and FDIC have been resolved and completed. The Company received a net payment of $6.5 million from the FDIC as consideration for termination of the loss share agreements and subsequently derecognized the remaining FDIC indemnification asset of $20.4 million, along with other transaction related-adjustments (including tax impacts), resulting in a net loss of $11.2 million.
PREMISES AND EQUIPMENT
Land is carried at cost. Buildings, furniture, fixtures, and equipment are carried at cost, less accumulated depreciation computed on a straight-line basis over the estimated useful lives of 10 to 40 years for buildings and related improvements and generally 3 to 20 years for furniture, fixtures, and equipment. Leasehold improvements are amortized over the lease term, including any renewal periods that are reasonably assured, or the asset’s useful life, whichever is shorter. Premises and equipment are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.
SOFTWARE
Software is amortized on a straight-line basis over its estimated useful life. The estimated useful life of software is generally three years, but can vary depending on the specific facts and circumstances. Software is evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of the software may not be recoverable. Software is recorded within "other assets" on the Company’s consolidated balance sheets with carrying amounts at December 31, 2016 and 2015 of $5.6 million and $6.2 million, respectively.
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
Title Plant
Costs incurred to construct a title plant, including the costs incurred to obtain, organize, and summarize historical information, are capitalized until the title plant can be used to perform title searches. A purchased title plant, including a purchased undivided interest in a title plant, is recorded at cost at the date of acquisition. For a title plant acquired separately or as part of a business acquisition, cost is measured as the fair value of the consideration paid. Capitalized costs of a title plant are not depreciated or charged to income unless circumstances indicate that the carrying amount of the title plant has been impaired. Impairment indicators include a change in legal requirements or statutory practices, identification of obsolescence, or abandonment of the title plant, among other indicators.
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
OTHER REAL ESTATE OWNED
Other real estate owned includes all real estate, other than bank premises used in bank operations, owned or controlled by the Company, including real estate acquired in settlement of loans. Properties are initially recognized at the recorded investment of the loan (which is the pro-rata carrying value of loans accounted for in accordance with ASC Topic 310-30, Receivables - Loans and Debt Securities Acquired with Deteriorated Credit Quality) or at estimated fair value less costs to sell, whichever is less, generally when the Company has received physical possession (legal title is not required for non-consumer residential property). The amount by which the recorded investment of the loan exceeds the fair value less costs to sell of the property is charged to the ALL. Subsequent to foreclosure, the assets are carried at the lower of cost or fair value less costs to sell. Former bank properties transferred to OREO are recorded at the lower of cost or market. Subsequent declines in the fair value of other real estate are recorded as adjustments to the carrying amount through a valuation allowance. Revenue and expenses from operations, gain or loss on sale, and changes in the valuation allowance are included in net expenses from foreclosed assets. The Company included property write-downs of $3.4 million and $4.0 million in earnings for the years ended December 31, 2016 and 2015, respectively. OREO is recorded within "other assets" on the Company’s consolidated balance sheets.
DERIVATIVE FINANCIAL INSTRUMENTS
The Company enters into various derivative financial instruments to manage interest rate risk, asset sensitivity, and other exposures such as liquidity and credit risk, as well as to facilitate customer transactions. The primary types of derivatives utilized by the Company for its risk management strategies include interest rate swap agreements, interest rate lock commitments, forward sales commitments, and written and purchased options. All derivative instruments are recognized on the consolidated balance sheets as "other assets" or "other liabilities" at fair value, regardless of whether a right of offset exists. Changes in the fair value (i.e., gains or losses) of a derivative instrument are recorded based on whether it has been designated and qualifies as part of a hedging relationship.
Interest rate swap and foreign exchange contracts are entered into by the Company to allow its commercial customers to manage their exposure to market rate fluctuations. To mitigate the Company's exposure to the rate risk associated with customer contracts, offsetting derivative positions are entered into with reputable counterparties. The Company manages its credit risk, or potential risk of default, from the customer contracts through credit limit approval and monitoring procedures. These contracts are not designated for hedge accounting (i.e., treated as economic hedges).
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
TRANSFERS OF FINANCIAL ASSETS
Transfers of financial assets, or portions thereof which meet the definition of a participating interest, are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when 1) the assets have been legally isolated from the Company, 2) the transferee obtains the right, free of conditions that constrain it from taking advantage of that right and provide the Company with more than a trivial benefit, to pledge or exchange the transferred assets, and 3) the Company does not maintain effective control over the transferred assets. Should the transfer not satisfy all three criteria, the transaction is recorded as a secured borrowing.
If the transfer is accounted for as a sale, the transferred assets are derecognized from the Company’s balance sheet and a gain or loss on sale is recognized. If the transfer is accounted for as a secured borrowing, the transferred assets remain on the Company’s balance sheet and the proceeds from the transaction are recognized as a liability.
Servicing Rights
The Company recognizes the rights to service mortgage and other loans as separate assets, which are recorded in "other assets" in the consolidated balance sheets, when purchased or when servicing is contractually separated from the underlying loans by sale with servicing rights retained.
For loan sales with servicing retained, a servicing right (generally an asset) is recorded at fair value for the right to service the loans sold. All servicing rights are identified by class and subsequently accounted for under the amortization method.
INCOME TAXES
The Company and all subsidiaries file a consolidated Federal income tax return on a calendar year basis. The Company files income tax returns in the U.S. Federal jurisdiction and various state and local jurisdictions through IBERIABANK Corporation

(Parent), IBERIABANK, IMC, LTC, and their subsidiaries. In lieu of Louisiana state income tax, IBERIABANK is subject to the Louisiana bank shares tax, portions of which are included in both "non-interest expense" and "income tax expense" in the Company’s consolidated statements of comprehensive income. With few exceptions, the Company is no longer subject to U.S. federal, state or local income tax examinations for years before 2012.
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
Loans
The fair values of mortgage loans are estimated based on present values using entry-value rates (the interest rate that would be charged for a similar loan to a borrower with similar risk at the indicated balance sheet date) at December 31, 2016 and 2015, weighted for varying maturity dates. Other loans are valued based on present values using entry-value interest rates at December 31, 2016 and 2015 applicable to each category of loans, which are classified within Level 3 of the hierarchy.
Impaired loans
Loans are measured for impairment using the methods permitted by ASC Topic 310, Receivables. Fair value measurements are used in determining impairment using either the loan’s observable market price (Level 1), if available, or the fair value of the collateral, if the loan is collateral-dependent (Level 3). Fair value of the collateral is determined by appraisals or independent valuation.

Measuring the impairment of loans using the present value of expected future cash flows, discounted at the loan’s effective interest rate, is not considered a fair value measurement under GAAP as the interest rate used to discount the cash flows does not necessarily reflect current credit or market conditions for such loans.
Other real estate owned
Fair values of OREO are determined by sales agreement or appraisal and costs to sell are based on estimation per the terms and conditions of the sales agreement or amounts commonly used in real estate transactions. Inputs include appraisal values on the properties or recent sales activity for similar assets in the property’s market, and thus OREO measured at fair value is classified within Level 3 of the hierarchy.
Derivative financial instruments
Fair values of interest rate swaps, interest rate locks, forward sales commitments, and written and purchased options are estimated using prices of financial instruments with similar characteristics and thus are classified within Level 2 of the fair value hierarchy.
Deposits
The fair values of NOW accounts, money market deposits and savings accounts are the amounts payable on demand at the reporting date. Certificates of deposit are valued using a discounted cash flow model based on the weighted-average rate at December 31, 2016 and 2015 for deposits with similar remaining maturities. The fair value of the Company’s deposits are categorized within Level 3 of the fair value hierarchy.
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
Off-balance sheet items
The Company has outstanding commitments to extend credit and standby letters of credit. These off-balance sheet financial instruments are generally exercisable at the market rate prevailing at the date the underlying transaction will be completed. At December 31, 2016 and 2015, the fair value of guarantees under commercial and standby letters of credit was not material.
NOTE 2 – RECENT ACCOUNTING PRONOUNCEMENTS
ASU No. 2014-09
In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, which implements a common revenue standard and clarifies the principles used for recognizing revenue. The amendments in the ASU clarify that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. As part of that principle, the entity should identify the contract(s) with the customer, identify the performance obligation(s) of the contract, determine the transaction price, allocate that transaction price to the performance obligation(s), and then recognize revenue when or as the entity satisfies the performance obligation(s). The amendments also provide additional guidance/principles associated with gross vs. net presentation (i.e., principal versus agency considerations).
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
The Company intends to adopt the amendments beginning January 1, 2018 through the modified-retrospective transition method. Based on the Company’s preliminary scoping, walkthroughs, and contract reviews, it does not expect to recognize a significant cumulative adjustment to equity upon implementation of the standard. Further, the Company does not expect a significant impact to the Company’s consolidated statements of comprehensive income or consolidated balance sheets from either a presentation or timing perspective, but is still analyzing some contracts (e.g., card interchange and rewards).  The

Company does anticipate additional disclosures will be presented in the notes to the consolidated financial statements following adoption.
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
The Company adopted the amendment, effective January 1, 2016, through retrospective application on all existing agreements; however, there was no resulting change to amounts reported in prior periods. Refer to Note 1 for current principles of consolidation.
ASU No. 2015-05
In April 2015, the FASB issued new accounting guidance related to whether a cloud computing arrangement includes a software license (ASU No. 2015-05, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement). If a cloud computing arrangement includes a software license, the customer should account for the software license element of the arrangement consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the customer should account for the arrangement as a service contract.
The Company adopted the amendment prospectively on all arrangements entered into or materially modified beginning January 1, 2016, on an individual arrangement basis. The impact of the adoption of ASU 2015-05 was not material to the Company’s consolidated financial statements.
ASU No. 2016-01
In January 2016, the FASB issued ASU No. 2016-01, Financial Statements - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. The amendments will not change the guidance for classifying and measuring investments in debt securities or loans; however, the ASU will impact how entities measure certain equity investments, recognize changes in the fair value of financial liabilities measured under the fair value option that are attributable to instrument-specific credit risk, and disclose and present financial assets and liabilities in financial statements.
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
The Company does not expect a significant cumulative-effect adjustment to be recorded at adoption or any significant impact to the consolidated financial statements associated with the accounting for its current equity investments. The Company does anticipate financial statement disclosures to be impacted, specifically related to financial instruments measured at amortized cost whose fair values are disclosed under the “entry price” notion, but is currently still in the process of determining the impact.
ASU No. 2016-02
In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The most significant amendment to existing GAAP is the recognition of lease assets (i.e., right of use assets) and liabilities on the balance sheet for leases that are classified as operating leases by lessees. The lessor model remains similar to the current accounting model in existing GAAP. Additional amendments include, but are not limited to, the elimination of leveraged leases; modification to the definition of a lease; amendments on sale and leaseback transactions; and disclosure of additional quantitative and qualitative information.
ASU 2016-02 will be effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The Company anticipates adopting the amendments on January 1, 2019. The Company is currently assessing the practical expedients it may elect at adoption, but does not anticipate the amendments will have a significant impact to the consolidated financial statements. Based on the Company’s preliminary analysis of its current portfolio, the impact to the Company’s consolidated balance sheets is estimated to result in less than a 1% increase in assets and liabilities. The adjustment to retained earnings is not expected to be material based on the transition guidance associated with current sale-leaseback agreements. The Company also anticipates additional disclosures to be provided at adoption.
ASU No. 2016-09
In March 2016, the FASB issued ASU No. 2016-09, Compensation-Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The amendments will require recognition of excess tax benefits and deficiencies associated with awards which vest or settle within income tax expense or benefit in the statement of comprehensive income, with the tax effects treated as discrete items in the reporting period in which they occur. The ASU further requires entities to recognize excess tax benefits regardless of whether the benefit reduces taxes payable in the current period. This will eliminate the current APIC pool concept.
The amendments will also allow an accounting policy election to account for forfeitures as they occur, permit an entity to withhold up to the maximum statutory tax rates in the applicable jurisdictions while still qualifying for equity classification, and change the classification of certain cash flows associated with stock compensation.
ASU 2016-09 will be effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The transition method for implementing each amendment varies.
The Company expects to elect an accounting policy to account for forfeitures as they occur upon adoption. Based on the Company's current stock valuation and estimated exercise activity associated with stock options, it anticipates an insignificant reduction to income tax expense at adoption.
ASU No. 2016-13
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The amendments introduce an impairment model that is based on expected credit losses (“ECL”), rather than incurred losses, to estimate credit losses on certain types of financial instruments (e.g., loans and held-to-maturity securities), including certain off-balance sheet financial instruments (e.g., loan commitments). The ECL should consider historical information, current information, and reasonable and supportable forecasts, including estimates of prepayments, over the contractual term. Financial instruments with similar risk characteristics may be grouped together when estimating the ECL.
The ASU also amends the current AFS security impairment model for debt securities. The new model will require an estimate of ECL when the fair value is below the amortized cost of the asset through the use of an allowance to record estimated credit losses (and subsequent recoveries). Non-credit related losses will continue to be recognized through OCI.
In addition, the amendments provide for a simplified accounting model for purchased financial assets with a more-than-insignificant amount of credit deterioration since their origination. The initial estimate of expected credit losses would be recognized through an ALL with an offset (i.e., increase) to the cost basis of the related financial asset at acquisition.
ASU 2016-13 will be effective for fiscal years beginning after December 15, 2019, including interim periods. The amendments will be applied through a modified-retrospective approach, resulting in a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. A prospective transition approach is required for debt securities for which OTTI had been recognized before the effective date. Amounts previously recognized in AOCI as of the date of adoption that relate to improvements in cash flows expected to be collected should continue to be accreted into income over the remaining life of the asset. Recoveries of amounts previously written off relating to improvements in cash flows after the date of adoption should be recorded in earnings when received.
The Company is currently evaluating the impact of the ASU on the Company’s consolidated financial statements.

ASU No. 2016-15
In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, in order to reduce current diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows.
ASU 2016-15 will be effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The amendments should be applied using a retrospective transition method to each period presented.
The Company is currently evaluating the impact of the ASU on the Company’s consolidated statement of cash flows. The Company is not expecting to early adopt the ASU.
ASU No. 2017-01
In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, which introduces amendments that are intended to clarify the definition of a business to assist companies and other reporting organizations with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The amendments are intended to narrow the current interpretation of a business.
ASU No. 2017-01 will be effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within those periods. The amendments will be applied prospectively on or after the effective date. Early application of the amendments in this ASU is allowed for transactions, including when a subsidiary or group of assets is deconsolidated/derecognized, in which the acquisition date occurs before the issuance date or effective date of the amendments, only when the transaction has not been reported in financial statements that have been issued or made available for issuance.
The Company is currently evaluating the effect of the ASU.
ASU No. 2017-04
In January 2017, the FASB issued ASU No. 2017-04, Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, which simplifies how an entity is required to test goodwill for impairment by eliminating Step 2 from the goodwill impairment test.  Therefore, any carrying amount which exceeds the reporting unit’s fair value (up to the amount of goodwill recorded) will be recognized as an impairment loss.
ASU No. 2017-04 will be effective for annual reporting periods beginning after December 15, 2019, including interim reporting periods within those periods.  The amendments will be applied prospectively on or after the effective date.  Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017.  Based on recent goodwill impairments tests, which did not require the application of Step 2, the Company does not expect the adoption of this ASU to have an immediate impact.

NOTE 3 –ACQUISITION ACTIVITY
2015 Acquisitions
During 2015, the Company expanded its presence in Florida and Georgia through acquisitions of Florida Bank Group, Inc. on February 28, 2015, Old Florida Bancshares, Inc. on March 31, 2015, and Georgia Commerce Bancshares, Inc. on May 31, 2015.
The Company accounts for business combinations under the acquisition method in accordance with ASC Topic 805, Business Combinations. Accordingly, for each transaction the purchase price is allocated to the fair value of the assets acquired and liabilities assumed as of the date of acquisition. Upon receipt of final fair value estimates during the measurement period, which must be within one year of the acquisition dates, the Company records any adjustments to the preliminary fair value estimates in the reporting period in which the adjustments are determined. During the first quarter of 2016, the Company finalized the purchase price allocations related to the Florida Bank Group and Old Florida acquisitions. During the second quarter of 2016, the Company finalized the purchase price allocation related to the Georgia Commerce acquisition. The impact of these adjustments during 2016 was a $2.3 million increase to goodwill, with an offsetting decrease to net deferred tax assets.

The following tables summarize the consideration paid, allocation of purchase price to net assets acquired and resulting goodwill for the aforementioned acquisitions.
Acquisition of Florida Bank Group, Inc.

(Dollars in thousands)	Number of Shares	Amount
Equity consideration
Common stock issued	752,493	$47,497
Total equity consideration		47,497
Non-Equity consideration
Cash		42,988
Total consideration paid		90,485
Fair value of net assets assumed including identifiable intangible assets		73,043
Goodwill		$17,442

(Dollars in thousands)	As Acquired	Fair Value Adjustments		As recorded by the Company
Assets
Cash and cash equivalents	$72,982	$—		$72,982
Investment securities	107,236	136	(1)	107,372
Loans	312,902	(5,371)	(2)	307,531
Other real estate owned	498	(75)	(3)	423
Core deposit intangible	—	4,489	(4)	4,489
Deferred tax asset, net	18,151	8,569	(5)	26,720
Other assets	29,817	(8,949)	(6)	20,868
Total Assets	$541,586	$(1,201)		$540,385
Liabilities
Interest-bearing deposits	$282,417	$263	(7)	$282,680
Non-interest-bearing deposits	109,548	—		109,548
Borrowings	60,000	8,598	(8)	68,598
Other liabilities	1,898	4,618	(9)	6,516
Total Liabilities	$453,863	$13,479		$467,342
Explanation of certain fair value adjustments:

(1)	The amount represents the adjustment of the book value of Florida Bank Group’s investments to their estimated fair value on the date of acquisition.

(2)
The amount represents the adjustment of the book value of Florida Bank Group's loans to their estimated fair values based on acquisition date interest rates and expected cash flows, which includes estimates of expected credit losses inherent in the portfolio.

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

(6)
The amount represents the adjustment of the book value of Florida Bank Group’s property, equipment, and other assets to their estimated fair value at the acquisition date based on their appraised value.

(7)	The amount represents the adjustment of the book value of Florida Bank Group's time deposits to their estimated fair values at the date of acquisition.

(8)
The amount represents the adjustment of the book value of Florida Bank Group’s borrowings to their estimated fair value based on acquisition date interest rates and the credit characteristics inherent in the liability.

(9)	The amount is necessary to record Florida Bank Group's rent liability at fair value.

Acquisition of Old Florida Bancshares, Inc.

(Dollars in thousands)	Number of Shares	Amount
Equity consideration
Common stock issued	3,839,554	$242,007
Total equity consideration		242,007
Non-Equity consideration
Cash		11,145
Total consideration paid		253,152
Fair value of net assets assumed including identifiable intangible assets		152,375
Goodwill		$100,777

(Dollars in thousands)	As Acquired	Fair Value Adjustments		As recorded by the Company

Assets
Cash and cash equivalents	$360,688	$—		$360,688
Investment securities	67,209	—		67,209
Loans held for sale	5,952	—		5,952
Loans	1,073,773	(10,822)	(1)	1,062,951
Other real estate owned	4,515	1,449	(2)	5,964
Core deposit intangible	—	6,821	(3)	6,821
Deferred tax asset, net	9,490	4,388	(4)	13,878
Other assets	30,549	(7,238)	(5)	23,311
Total Assets	$1,552,176	$(5,402)		$1,546,774
Liabilities
Interest-bearing deposits	$1,048,765	$123	(6)	$1,048,888
Non-interest-bearing deposits	340,869	—		340,869
Borrowings	1,528	—		1,528
Other liabilities	3,038	76	(7)	3,114
Total Liabilities	$1,394,200	$199		$1,394,399
Explanation of certain fair value adjustments:

(1)
The amount represents the adjustment of the book value of Old Florida's loans to their estimated fair values based on acquisition date interest rates and expected cash flows, which includes estimates of expected credit losses inherent in the portfolio.

(2)	The adjustment represents the adjustment of Old Florida's OREO to its estimated fair value less costs to sell on the date of acquisition.

(3)	The amount represents the fair value of the core deposit intangible asset created in the acquisition.

(4)	The amount represents the net deferred tax asset recognized on the fair value adjustment of Old Florida acquired assets and assumed liabilities.

(5)	The amount represents the adjustment of the book value of Old Florida’s property, equipment, and other assets to their estimated fair value at the acquisition date based on their appraised value.

(6)	The amount represents the adjustment of the book value of Old Florida's time deposits to their estimated fair values on the date of acquisition.

(7)	The adjustment is necessary to record Old Florida's rent liability at fair value.

Acquisition of Georgia Commerce Bancshares, Inc

(Dollars in thousands)	Number of Shares	Amount
Equity consideration
Common stock issued	2,882,357	$185,249
Total equity consideration		185,249
Non-Equity consideration
Cash		5,015
Total consideration paid		190,264
Fair value of net assets assumed including identifiable intangible assets		103,569
Goodwill		$86,695

(Dollars in thousands)	As Acquired	Fair Value Adjustments		As recorded by the Company
Assets
Cash and cash equivalents	$51,059	$—		$51,059
Investment securities	135,710	(807)	(1)	134,903
Loans held for sale	1,249	—		1,249
Loans	807,726	(15,607)	(2)	792,119
Other real estate owned	9,795	(4,207)	(3)	5,588
Core deposit intangible	—	6,720	(4)	6,720
Deferred tax asset, net	3,603	5,452	(5)	9,055
Other assets	28,956	(657)	(6)	28,299
Total Assets	$1,038,098	$(9,106)		$1,028,992
Liabilities
Interest-bearing deposits	658,133	176	(7)	658,309
Non-interest-bearing deposits	249,739	—		249,739
Borrowings	13,204	—		13,204
Other liabilities	4,171	—		4,171
Total Liabilities	$925,247	$176		$925,423
Explanation of certain fair value adjustments:

(1)	The amount represents the adjustment of the book value of Georgia Commerce’s investments to their estimated fair value on the date of acquisition.

(2)
The amount represents the adjustment of the book value of Georgia Commerce's loans to their estimated fair value based on acquisition date interest rates and expected cash flows, which includes estimates of expected credit losses inherent in the portfolio.

(3)	The adjustment represents the adjustment of Georgia Commerce's OREO to its estimated fair value less costs to sell on the date of acquisition.

(4)	The amount represents the fair value of the core deposit intangible asset created in the acquisition.

(5)	The amount represents the net deferred tax asset recognized on the fair value adjustment of Georgia Commerce acquired assets and assumed liabilities.

(6)	The amount represents the adjustment of the book value of Georgia Commerce’s property, equipment, and other assets to their estimated fair value at the acquisition date based on their appraised value.

(7)	The amount represents the adjustment of the book value of Georgia Commerce's time deposits to their estimated fair values at the date of acquisition.
There were no acquisitions during the year ended December 31, 2016.

NOTE 4 – INVESTMENT SECURITIES
The amortized cost and fair values of investment securities, with gross unrealized gains and losses, consist of the following:

	December 31, 2016
(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Securities available for sale:
U.S. Government-sponsored enterprise obligations	$212,662	$245	$(549)	$212,358
Obligations of state and political subdivisions	286,458	1,948	(5,207)	283,199
Mortgage-backed securities	2,888,180	4,820	(41,291)	2,851,709
Other securities	98,974	361	(504)	98,831
Total securities available for sale	$3,486,274	$7,374	$(47,551)	$3,446,097
Securities held to maturity:
Obligations of state and political subdivisions	$64,726	$1,609	$(133)	$66,202
Mortgage-backed securities	24,490	57	(817)	23,730
Total securities held to maturity	$89,216	$1,666	$(950)	$89,932

	December 31, 2015
(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Securities available for sale:
U.S. Government-sponsored enterprise obligations	$252,514	$1,161	$(1,592)	$252,083
Obligations of state and political subdivisions	182,541	5,429	(9)	187,961
Mortgage-backed securities	2,272,879	8,457	(16,523)	2,264,813
Other securities	95,496	430	(497)	95,429
Total securities available for sale	$2,803,430	$15,477	$(18,621)	$2,800,286
Securities held to maturity:
Obligations of state and political subdivisions	$69,979	$2,803	$(101)	$72,681
Mortgage-backed securities	28,949	107	(776)	28,280
Total securities held to maturity	$98,928	$2,910	$(877)	$100,961
Securities with carrying values of $1.5 billion and $1.4 billion were pledged to secure public deposits and other borrowings at December 31, 2016 and 2015, respectively.

Information pertaining to securities with gross unrealized losses, aggregated by investment category and length of time that individual securities have been in a continuous loss position, is as follows:

	December 31, 2016
	Less Than Twelve Months		Over Twelve Months		Total
(Dollars in thousands)	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value
Securities available for sale:
U.S. Government-sponsored enterprise obligations	$(549)	$150,554	$—	$—	$(549)	$150,554
Obligations of state and political obligations	(5,207)	148,059	—	—	(5,207)	148,059
Mortgage-backed securities	(38,667)	2,191,563	(2,624)	98,912	(41,291)	2,290,475
Other Securities	(451)	36,484	(53)	3,850	(504)	40,334
Total securities available for sale	$(44,874)	$2,526,660	$(2,677)	$102,762	$(47,551)	$2,629,422

Securities held to maturity:
Obligations of state and political obligations	$(133)	$10,602	$—	$—	$(133)	$10,602
Mortgage-backed securities	(330)	12,288	(487)	10,960	(817)	23,248
Total securities held to maturity	$(463)	$22,890	$(487)	$10,960	$(950)	$33,850

	December 31, 2015
	Less Than Twelve Months		Over Twelve Months		Total
(Dollars in thousands)	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value
Securities available for sale:
U.S. Government-sponsored enterprise obligations	$(1,214)	$177,839	$(378)	$28,116	$(1,592)	$205,955
Obligations of state and political obligations	(9)	5,765	—	—	(9)	5,765
Mortgage-backed securities	(11,737)	1,279,914	(4,786)	185,215	(16,523)	1,465,129
Other Securities	(488)	51,975	(9)	499	(497)	52,474
Total securities available for sale	$(13,448)	$1,515,493	$(5,173)	$213,830	$(18,621)	$1,729,323

Securities held to maturity:
Obligations of state and political obligations	$(9)	$1,999	$(92)	$4,162	$(101)	$6,161
Mortgage-backed securities	(45)	3,530	(731)	17,573	(776)	21,103
Total securities held to maturity	$(54)	$5,529	$(823)	$21,735	$(877)	$27,264

The Company assessed the nature of the unrealized losses in its portfolio as of December 31, 2016 and 2015 to determine if there are losses that should be deemed other-than-temporary. In its analysis of these securities, management considered numerous factors to determine whether there were instances where the amortized cost basis of the debt securities would not be fully recoverable, including, but not limited to:

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

Management believes it has considered these factors, as well as all relevant information available, when determining the expected future cash flows of the securities in question. In each instance, management has determined the cost basis of the securities would be fully recoverable. Management also has the intent to hold debt securities until their maturity or anticipated recovery if the security is classified as available for sale. In addition, management does not believe the Company will be required to sell debt securities before the anticipated recovery of the amortized cost basis of the security. As a result of the Company's analysis, no declines in the estimated fair value of the Company's investment securities were deemed to be other-than-temporary at December 31, 2016 or 2015.
At December 31, 2016, 397 debt securities had unrealized losses of 1.79% of the securities’ amortized cost basis. At December 31, 2015, 252 debt securities had unrealized losses of 1.10% of the securities’ amortized cost basis. The unrealized losses for each of the securities related to market interest rate changes and not credit concerns of the issuers. Additional information on securities that have been in a continuous loss position for over twelve months at December 31 is presented in the following table.

(Dollars in thousands)	2016	2015
Number of securities
Issued by Fannie Mae, Freddie Mac, or Ginnie Mae	28	40
Issued by political subdivisions	—	2
Other	3	1
	31	43
Amortized Cost Basis
Issued by Fannie Mae, Freddie Mac, or Ginnie Mae	$112,983	$236,800
Issued by political subdivisions	—	4,253
Other	3,903	508
	$116,886	$241,561
Unrealized Loss
Issued by Fannie Mae, Freddie Mac, or Ginnie Mae	$3,111	$5,895
Issued by political subdivisions	—	92
Other	53	9
	$3,164	$5,996
The Fannie Mae, Freddie Mac, and Ginnie Mae securities are rated AA+ by S&P and Aaa by Moodys.
The amortized cost and estimated fair value of investment securities by maturity at December 31, 2016 are presented in the following table. Securities are classified according to their contractual maturities without consideration of principal amortization, potential prepayments or call options. Accordingly, actual maturities may differ from contractual maturities. Weighted average yields are calculated on the basis of the yield to maturity based on the amortized cost of each security.

	Securities Available for Sale			Securities Held to Maturity
(Dollars in thousands)	Weighted Average Yield	Amortized Cost	Estimated Fair Value	Weighted Average Yield	Amortized Cost	Estimated Fair Value
Within one year or less	2.29%	$15,540	$15,477	2.59%	$2,551	$2,570
One through five years	1.65	283,914	284,150	2.95	9,903	10,082
After five through ten years	2.25	703,768	697,829	3.07	18,181	18,569
Over ten years	2.05	2,483,052	2,448,641	2.81	58,581	58,711
	2.06%	$3,486,274	$3,446,097	2.88%	$89,216	$89,932

The following is a summary of realized gains and losses from the sale of securities classified as available for sale. Gains or losses on securities sold are recorded on the trade date, using the specific identification method.

	Years Ended December 31
(Dollars in thousands)	2016	2015	2014
Realized gains	$2,949	$1,834	$863
Realized losses	(948)	(259)	(92)
	$2,001	$1,575	$771
In addition to the gains above, the Company realized certain gains on calls of securities held to maturity that were not significant to the consolidated financial statements.
Other Equity Securities
The Company accounts for the following securities at amortized cost, which approximates fair value, in “other assets” on the consolidated balance sheets at December 31:

(Dollars in thousands)	2016	2015
Federal Home Loan Bank (FHLB) stock	$42,326	$16,265
Federal Reserve Bank (FRB) stock	48,584	48,584
Other investments	2,808	1,159
	$93,718	$66,008

NOTE 5 – LOANS
Loans consist of the following, segregated into legacy and acquired loans, for the periods indicated:

	December 31, 2016
(Dollars in thousands)	Legacy Loans	Acquired Loans	Total
Commercial loans:
Real estate	$5,623,314	$1,178,952	$6,802,266
Commercial and industrial	3,194,796	348,326	3,543,122
Energy-related	559,289	1,904	561,193
	9,377,399	1,529,182	10,906,581

Residential mortgage loans:	854,216	413,184	1,267,400

Consumer and other loans:
Home equity	1,783,421	372,505	2,155,926
Indirect automobile	131,048	4	131,052
Other	548,840	55,172	604,012
	2,463,309	427,681	2,890,990
Total	$12,694,924	$2,370,047	$15,064,971

	December 31, 2015
(Dollars in thousands)	Legacy Loans	Acquired Loans	Total
Commercial loans:
Real estate	$4,504,062	$1,569,449	$6,073,511
Commercial and industrial	2,952,102	492,476	3,444,578
Energy-related	677,177	3,589	680,766
	8,133,341	2,065,514	10,198,855

Residential mortgage loans:	694,023	501,296	1,195,319

Consumer and other loans:
Home equity	1,575,643	490,524	2,066,167
Indirect automobile	246,214	84	246,298
Other	541,299	79,490	620,789
	2,363,156	570,098	2,933,254
Total	$11,190,520	$3,136,908	$14,327,428
Between 2009 and 2011, the Company acquired certain assets and liabilities of six failed banks. Substantially all of the loans and foreclosed real estate that were acquired through these transactions were covered by loss share agreements between the FDIC and IBERIABANK, as well as FDIC loss share agreements assumed in connection with the Company's acquisition of Georgia Commerce in 2015, which afforded IBERIABANK loss protection. In December of 2016, the Company terminated all loss share agreements associated with FDIC-assisted acquisitions. Covered loans, which are included in the December 31, 2015 acquired loans table above, were $229.2 million at December 31, 2015 of which $191.7 million were residential mortgage and home equity loans. As a result of the termination of the loss share agreements, there were no covered loans outstanding as of December 31, 2016. Refer to Note 7 for additional information regarding the Company’s termination of its loss share agreements.
Net deferred loan origination fees were $22.6 million and $18.7 million at December 31, 2016 and 2015, respectively. In addition to loans issued in the normal course of business, the Company considers overdrafts on customer deposit accounts to be loans and reclassifies these overdrafts as loans in its consolidated balance sheets. At December 31, 2016 and 2015, overdrafts of $4.2 million and $5.1 million, respectively, have been reclassified to loans.

Loans with carrying values of $4.5 billion and $3.9 billion were pledged as collateral for borrowings at December 31, 2016 and 2015, respectively.
Aging Analysis
The following tables provide an analysis of the aging of loans as of December 31, 2016 and 2015. Due to the difference in accounting for acquired loans, the tables below further segregate the Company’s loans between loans originated, or renewed and underwritten by the Company ("legacy loans") and acquired loans.

	December 31, 2016
	Legacy loans
	Accruing
(Dollars in thousands)	Current or less than 30 days past due	30-59 days	60-89 days	> 90 days	Total Past Due	Non-accrual Loans	Total Loans
Commercial real estate - Construction	$740,761	$—	$—	$—	$—	$—	$740,761
Commercial real estate - Other	4,863,902	1,861	351	—	2,212	16,439	4,882,553
Commercial and industrial	3,158,700	3,999	870	—	4,869	31,227	3,194,796
Energy-related	407,434	—	1,526	—	1,526	150,329	559,289
Residential mortgage	836,509	2,012	1,577	1,104	4,693	13,014	854,216
Consumer - Home equity	1,768,763	5,249	1,430	—	6,679	7,979	1,783,421
Consumer - Indirect automobile	127,054	2,551	405	—	2,956	1,038	131,048
Consumer - Credit card	81,602	199	99	—	298	624	82,524
Consumer - Other	462,650	2,155	618	—	2,773	893	466,316
Total	$12,447,375	$18,026	$6,876	$1,104	$26,006	$221,543	$12,694,924

	December 31, 2015
	Legacy loans
	Accruing
(Dollars in thousands)	Current or less than 30 days past due	30-59 days	60-89 days	> 90 days	Total Past Due	Non-accrual Loans	Total Loans
Commercial real estate - Construction	$635,560	$801	$—	$—	$801	$120	$636,481
Commercial real estate - Other	3,848,584	2,687	793	95	3,575	15,422	3,867,581
Commercial and industrial	2,943,409	1,208	739	87	2,034	6,659	2,952,102
Energy-related	670,081	15	—	—	15	7,081	677,177
Residential mortgage	676,347	1,075	2,485	442	4,002	13,674	694,023
Consumer - Home equity	1,565,596	3,549	870	—	4,419	5,628	1,575,643
Consumer - Indirect automobile	242,328	2,187	518	—	2,705	1,181	246,214
Consumer - Credit card	76,360	394	113	—	507	394	77,261
Consumer - Other	460,594	1,923	752	—	2,675	769	464,038
Total	$11,118,859	$13,839	$6,270	$624	$20,733	$50,928	$11,190,520

	December 31, 2016
	Acquired loans (1) (2)
	Accruing
(Dollars in thousands)	Current or Less Than 30 days past due	30-59 days	60-89 days	> 90 days	Total Past Due	Non-accrual Loans	Discount/Premium	Acquired Impaired Loans	Total Loans
Commercial real estate - Construction	$26,714	$—	$—	$—	$—	$1,946	$(243)	$32,991	$61,408
Commercial real estate - Other	871,492	716	55	32	803	1,221	(3,649)	247,677	1,117,544
Commercial and industrial	314,990	73	51	—	124	1,317	(837)	32,732	348,326
Energy-related	1,910	—	—	—	—	—	(6)	—	1,904
Residential mortgage	290,031	328	989	—	1,317	719	(1,835)	122,952	413,184
Consumer - Home equity	286,411	1,078	189	250	1,517	1,395	(5,237)	88,419	372,505
Consumer - Indirect automobile	—	—	—	—	—	—	—	4	4
Consumer - Credit Card	468	—	—	—	—	—	—	—	468
Consumer - Other	49,449	391	97	—	488	360	(1,004)	5,411	54,704
Total	$1,841,465	$2,586	$1,381	$282	$4,249	$6,958	$(12,811)	$530,186	$2,370,047

	December 31, 2015
	Acquired loans (1) (2)
	Accruing
(Dollars in thousands)	Current or Less Than 30 days past due	30-59 days	60-89 days	> 90 days	Total Past Due	Non-accrual Loans	Discount/Premium	Acquired Impaired Loans	Total Loans
Commercial real estate - Construction	$69,167	$180	$117	$—	$297	$—	$(358)	$56,320	$125,426
Commercial real estate - Other	1,090,688	861	705	—	1,566	1,491	(4,479)	354,757	1,444,023
Commercial and industrial	442,454	623	—	—	623	1,154	(2,517)	50,762	492,476
Energy-related	2,186	—	—	—	—	170	2	1,231	3,589
Residential mortgage	365,261	7	940	—	947	1,109	(6,601)	140,580	501,296
Consumer - Home equity	381,107	622	416	291	1,329	1,291	(7,333)	114,130	490,524
Consumer - Indirect automobile	19	—	—	—	—	—	—	65	84
Consumer - Credit Card	—	—	—	—	—	—	—	582	582
Consumer - Other	74,385	468	127	—	595	206	(2,570)	6,292	78,908
Total	$2,425,267	$2,761	$2,305	$291	$5,357	$5,421	$(23,856)	$724,719	$3,136,908

(1)	Past due and non-accrual information presents acquired loans at the gross loan balance, prior to application of discounts.

(2)
Past due and non-accrual loan amounts exclude acquired impaired loans, even if contractually past due or if the Company does not expect to receive payment in full, as the Company is currently accreting interest income over the expected life of the loans.

Loans Acquired
As discussed in Note 3, during 2015, the Company acquired loans with fair values of $0.3 billion from Florida Bank Group, $1.1 billion from Old Florida, and $0.8 billion from Georgia Commerce. Of the total $2.2 billion of loans acquired, $2.1 billion were determined to have no evidence of deteriorated credit quality and are accounted for under ASC Topics 310-10 and 310-20. The remaining $57.8 million were determined to exhibit deteriorated credit quality since origination under ASC 310-30. The tables below show the balances acquired during 2015 for these two subsections of the acquired portfolio as of the acquisition date.

(Dollars in thousands)	Acquired Non-Impaired Loans
Contractually required principal and interest at acquisition	$2,384,114
Expected losses and foregone interest	(15,539)
Cash flows expected to be collected at acquisition	2,368,575
Fair value of acquired loans at acquisition	$2,105,466

(Dollars in thousands)	Acquired Impaired Loans
Contractually required principal and interest at acquisition	$76,445
Non-accretable difference (expected losses and foregone interest)	(11,867)
Cash flows expected to be collected at acquisition	64,578
Accretable yield	(6,823)
Basis in acquired loans at acquisition	$57,755
The following is a summary of changes in the accretable difference for all loans accounted for under ASC 310-30 during the years ended December 31:

(Dollars in thousands)	2016	2015	2014
Balance at beginning of period	$227,502	$287,651	$354,892
Additions	—	6,823	13,848
Transfers from non-accretable difference to accretable yield	5,490	9,916	25,844
Accretion	(68,211)	(80,479)	(103,233)
Changes in expected cash flows not affecting non-accretable differences (1)	10,273	3,591	(3,700)
Balance at end of period	$175,054	$227,502	$287,651

(1)
Includes changes in cash flows expected to be collected due to the impact of changes in actual or expected timing of liquidation events, modifications, changes in interest rates and changes in prepayment assumptions.

Troubled Debt Restructurings
Information about the Company’s troubled debt restructurings ("TDRs") at December 31, 2016 and 2015 is presented in the following tables. Modifications of loans that are accounted for within a pool under ASC Topic 310-30 are excluded as TDRs. Accordingly, such modifications do not result in the removal of those loans from the pool, even if the modification of those loans would otherwise be considered a TDR. As a result, all such acquired loans that would otherwise meet the criteria for classification as a TDR are excluded from the tables below.

TDRs totaling $222.4 million and $57.0 million occurred during the twelve months ended December 31, 2016 and December 31, 2015, respectively, through modification of the original loan terms. There were no TDRs that occurred during the twelve months ended December 31, 2014 through modification of the original loan terms.
The following table provides information on how the TDRs were modified during the years ended December 31:

(Dollars in thousands)	2016	2015
Extended maturities	$75,315	$15,594
Interest rate adjustment	193	—
Maturity and interest rate adjustment	2,470	23,374
Movement to or extension of interest-rate only payments	27,931	241
Forbearance	76,819	122
Other concession(s) (1)	39,708	17,710
Total	$222,436	$57,041

(1)	Other concessions may include covenant waivers, forgiveness of principal or interest associated with a customer bankruptcy, or a combination of any of the above concessions.

Of the $222.4 million of TDRs occurring during the twelve months ended December 31, 2016, $85.9 million are on accrual status and $136.5 million are on non-accrual status. Of the $57.0 million of TDRs occurring during the twelve months ended December 31, 2015, $34.5 million were on accrual status and $22.5 million are on non-accrual status.

The following table presents the end of period balance for loans modified in a TDR during the years ended December 31:

	2016			2015
(In thousands, except number of loans)	Number of Loans	Pre-modification Outstanding Recorded Investment	Post-modification Outstanding Recorded Investment	Number of Loans	Pre-modification Outstanding Recorded Investment	Post-modification Outstanding Recorded Investment
Commercial real estate	44	$30,844	$24,997	11	$26,764	$25,250
Commercial and industrial	59	36,379	34,415	26	21,233	18,114
Energy-related	24	133,933	141,848	2	9,797	9,484
Residential mortgage	43	5,141	4,946	1	70	68
Consumer - Home equity	158	13,273	12,568	50	4,440	3,865
Consumer - Indirect	79	983	792	6	79	79
Consumer - Other	116	3,087	2,870	17	248	181
Total	523	$223,640	$222,436	113	$62,631	$57,041
Information detailing TDRs that defaulted during the years ended December 31, 2016 and 2015 and were modified in the previous twelve months (i.e., the twelve months prior to the default) is presented in the following table. The Company has defined a default as any loan with a loan payment that is currently past due greater than 30 days, or was past due greater than 30 days at any point during the previous twelve months, or since the date of modification, whichever is shorter.

	December 31, 2016		December 31, 2015
(In thousands, except number of loans)	Number of Loans	Recorded Investment	Number of Loans	Recorded Investment
Commercial real estate	9	$467	6	$22,075
Commercial and industrial	21	12,996	20	8,970
Energy-related	2	5,034	1	3,120
Residential mortgage	8	405	—	—
Consumer - Home Equity	25	1,379	20	1,547
Consumer - Indirect automobile	37	338	6	79
Consumer - Other	22	606	9	2
Total	124	$21,225	62	$35,793

NOTE 6 – ALLOWANCE FOR CREDIT LOSSES AND CREDIT QUALITY
Allowance for Credit Losses Activity
A summary of changes in the allowance for credit losses for the years ended December 31 is as follows:

	2016
(Dollars in thousands)	Legacy Loans	Acquired Loans	Total
Allowance for credit losses
Allowance for loan losses at beginning of period	$93,808	$44,570	$138,378
Provision for (Reversal of) loan losses before benefit attributable to FDIC loss share agreements	44,791	(1,864)	42,927
Adjustment attributable to FDIC loss share arrangements	—	1,497	1,497
Net provision for loan losses	44,791	(367)	44,424
Adjustment attributable to FDIC loss share arrangements	—	(1,497)	(1,497)
Transfer of balance to OREO and other	(9)	(2,772)	(2,781)
Loans charged-off	(38,055)	(1,784)	(39,839)
Recoveries	5,034	1,000	6,034
Allowance for loan losses at end of period	$105,569	$39,150	$144,719

Reserve for unfunded commitments at beginning of period	$14,145	$—	$14,145
Provision for (Reversal of) unfunded lending commitments	(2,904)	—	(2,904)
Reserve for unfunded commitments at end of period	$11,241	$—	$11,241
Allowance for credit losses at end of period	$116,810	$39,150	$155,960

	2015
	Legacy Loans	Acquired Loans	Total
Allowance for credit losses
Allowance for loan losses at beginning of period	$76,174	$53,957	$130,131
Provision for loan losses before benefit attributable to FDIC loss share agreements	27,711	1,837	29,548
Adjustment attributable to FDIC loss share arrangements	—	1,360	1,360
Net provision for loan losses	27,711	3,197	30,908

Adjustment attributable to FDIC loss share arrangements	—	(1,360)	(1,360)
Transfer of balance to OREO and other	—	(10,419)	(10,419)
Loans charged-off	(15,778)	(1,523)	(17,301)
Recoveries	5,701	718	6,419
Allowance for loan losses at end of period	$93,808	$44,570	$138,378

Reserve for unfunded commitments at beginning of period	$11,801	$—	$11,801
Provision for unfunded lending commitments	2,344	—	2,344
Reserve for unfunded commitments at end of period	$14,145	$—	$14,145
Allowance for credit losses at end of period	$107,953	$44,570	$152,523

	2014
	Legacy Loans	Acquired Loans	Total
Allowance for credit losses
Allowance for loan losses at beginning of period	$67,342	$75,732	$143,074
Provision for loan losses before benefit attributable to FDIC loss share agreements	14,274	526	14,800
Adjustment attributable to FDIC loss share arrangements	—	4,260	4,260
Net provision for loan losses	$14,274	$4,786	$19,060

Adjustment attributable to FDIC loss share arrangements	$—	$(4,260)	$(4,260)
Transfer of balance to OREO and other	—	(22,157)	(22,157)
Loans charged-off	(11,312)	(671)	(11,983)
Recoveries	5,870	527	6,397
Allowance for loan losses at end of period	$76,174	$53,957	$130,131

Reserve for unfunded commitments at beginning of period	$11,147	$—	$11,147
Provision for unfunded lending commitments	654	—	654
Reserve for unfunded commitments at end of period	$11,801	$—	$11,801
Allowance for credit losses at end of period	$87,975	$53,957	$141,932
A summary of changes in the allowance for credit losses for legacy loans, by loan portfolio type, for the years ended December 31 is as follows:

	2016
(Dollars in thousands)	Commercial Real Estate	Commercial and Industrial	Energy-related	Residential Mortgage	Consumer	Total
Allowance for loan losses at beginning of period	$24,658	$23,283	$23,863	$3,947	$18,057	$93,808
Provision for (Reversal of) loan losses	4,042	15,476	14,776	64	10,433	44,791
Transfer of balance to OREO and other	—	—	—	(9)	—	(9)
Loans charged off	(4,316)	(3,720)	(16,993)	(313)	(12,713)	(38,055)
Recoveries	1,024	395	840	146	2,629	5,034
Allowance for loan losses at end of period	$25,408	$35,434	$22,486	$3,835	$18,406	$105,569

Reserve for unfunded commitments at beginning of period	$4,160	$3,448	$2,665	$830	$3,042	$14,145
Provision for (Reversal of) unfunded commitments	(954)	87	(1,662)	(173)	(202)	(2,904)
Reserve for unfunded commitments at end of period	$3,206	$3,535	$1,003	$657	$2,840	$11,241
Allowance on loans individually evaluated for impairment	$641	$10,864	$9,769	$144	$1,358	$22,776
Allowance on loans collectively evaluated for impairment	24,767	24,570	12,717	3,691	17,048	82,793
Loans, net of unearned income:
Balance at end of period	$5,623,314	$3,194,796	$559,289	$854,216	$2,463,309	$12,694,924
Balance at end of period individually evaluated for impairment	34,031	41,518	196,327	4,312	16,457	292,645
Balance at end of period collectively evaluated for impairment	5,589,283	3,153,278	$362,962	849,904	2,446,852	12,402,279

	2015
(Dollars in thousands)	Commercial Real Estate	Commercial and Industrial	Energy-related	Residential Mortgage	Consumer	Total
Allowance for loan losses at beginning of period	$26,752	$24,455	$5,949	$2,678	$16,340	$76,174
Provision for (Reversal of) loan losses	(1,466)	(103)	17,917	1,493	9,870	27,711
Loans charged off	(2,525)	(1,276)	(3)	(291)	(11,683)	(15,778)
Recoveries	1,897	207	—	67	3,530	5,701
Allowance for loan losses at end of period	$24,658	$23,283	$23,863	$3,947	$18,057	$93,808

Reserve for unfunded commitments at beginning of period	$3,370	$3,733	$1,596	$168	$2,934	$11,801
Provision for (Reversal of) unfunded commitments	790	(285)	1,069	662	108	2,344
Reserve for unfunded commitments at end of period	$4,160	$3,448	$2,665	$830	$3,042	$14,145
Allowance on loans individually evaluated for impairment	$1,246	$272	$2,122	$1	$352	$3,993
Allowance on loans collectively evaluated for impairment	23,412	23,011	21,741	3,946	17,705	89,815
Loans, net of unearned income:
Balance at end of period	$4,504,062	$2,952,102	$677,177	$694,023	$2,363,156	$11,190,520
Balance at end of period individually evaluated for impairment	28,857	20,086	13,020	70	4,608	66,641
Balance at end of period collectively evaluated for impairment	4,475,205	2,932,016	$664,157	693,953	2,358,548	11,123,879

	2014
(Dollars in thousands)	Commercial Real Estate	Commercial and Industrial	Energy-related	Residential Mortgage	Consumer	Total
Allowance for loan losses at beginning of period	$22,872	$20,839	$6,878	$2,546	$14,207	$67,342
Provision for (Reversal of) loan losses	2,171	4,971	(929)	566	7,495	14,274
Loans charged off	(1,164)	(1,400)	—	(578)	(8,170)	(11,312)
Recoveries	2,873	45	—	144	2,808	5,870
Allowance for loan losses at end of period	$26,752	$24,455	$5,949	$2,678	$16,340	$76,174

Reserve for unfunded commitments at beginning of period	$3,071	$1,814	$3,043	$72	$3,147	$11,147
Provision for (Reversal of) unfunded commitments	299	1,919	(1,447)	96	(213)	654
Reserve for unfunded commitments at end of period	$3,370	$3,733	$1,596	$168	$2,934	$11,801
Allowance on loans individually evaluated for impairment	$20	$407	$—	$—	$3	$430
Allowance on loans collectively evaluated for impairment	26,732	24,048	5,949	2,678	16,337	75,744
Loans, net of unearned income:
Balance at end of period	$3,676,811	$2,452,521	$872,866	$527,694	$2,138,822	$9,668,714
Balance at end of period individually evaluated for impairment	7,036	3,965	—	—	699	11,700
Balance at end of period collectively evaluated for impairment	3,669,775	2,448,556	872,866	527,694	2,138,123	9,657,014

A summary of changes in the allowance for loan losses for acquired loans, by loan portfolio type, for the years ended December 31 is as follows:

	2016
(Dollars in thousands)	Commercial Real Estate	Commercial and Industrial	Energy-related	Residential Mortgage	Consumer	Total
Allowance for loan losses at beginning of period	$25,979	$2,819	$125	$7,841	$7,806	$44,570
Provision for (Reversal of) loan losses	(1,598)	1,645	(86)	759	(1,087)	(367)
Decrease in FDIC loss share receivable	(34)	(50)	—	(1,090)	(323)	(1,497)
Transfer of balance to OREO and other	(868)	(519)	—	(132)	(1,253)	(2,772)
Loans charged off	(22)	(932)	—	—	(830)	(1,784)
Recoveries	117	267	—	34	582	1,000
Allowance for loan losses at end of period	$23,574	$3,230	$39	$7,412	$4,895	$39,150
Allowance on loans individually evaluated for impairment	$737	$780	$—	$—	$—	$1,517
Allowance on loans collectively evaluated for impairment	22,837	2,450	39	7,412	4,895	37,633
Loans, net of unearned income:
Balance at end of period	$1,178,952	$348,326	$1,904	$413,184	$427,681	$2,370,047
Balance at end of period individually evaluated for impairment	8,246	1,879	—	—	10	10,135
Balance at end of period collectively evaluated for impairment	890,038	313,715	1,904	290,232	333,837	1,829,726
Balance at end of period acquired with deteriorated credit quality	280,668	32,732	—	122,952	93,834	530,186

	2015
(Dollars in thousands)	Commercial Real Estate	Commercial and Industrial	Energy-related	Residential Mortgage	Consumer	Total
Allowance for loan losses at beginning of period	$29,949	$3,265	$51	$6,484	$14,208	$53,957
Provision for (Reversal of) loan losses	2,182	(122)	74	2,126	(1,063)	3,197
Increase (Decrease) in FDIC loss share receivable	757	(49)	—	(235)	(1,833)	(1,360)
Transfer of balance to OREO and other	(6,849)	(275)	—	(491)	(2,804)	(10,419)
Loans charged off	(281)	—	—	(71)	(1,171)	(1,523)
Recoveries	221	—	—	28	469	718
Allowance for loan losses at end of period	$25,979	$2,819	$125	$7,841	$7,806	$44,570
Allowance on loans individually evaluated for impairment	$—	$41	$—	$—	$45	$86
Allowance on loans collectively evaluated for impairment	25,979	2,778	125	7,841	7,761	44,484
Loans, net of unearned income:
Balance at end of period	$1,569,449	$492,476	$3,589	$501,296	$570,098	$3,136,908
Balance at end of period individually evaluated for impairment	720	164	—	—	458	1,342
Balance at end of period collectively evaluated for impairment	1,157,652	441,550	2,358	360,716	448,571	2,410,847
Balance at end of period acquired with deteriorated credit quality	411,077	50,762	1,231	140,580	121,069	724,719

	2014
(Dollars in thousands)	Commercial Real Estate	Commercial and Industrial	Energy-related	Residential Mortgage	Consumer	Total
Allowance for loan losses at beginning of period	$42,026	$6,641	$—	$10,889	$16,176	$75,732
Provision for loan losses	665	536	51	1,296	2,238	4,786
Increase (Decrease) in FDIC loss share receivable	227	509	—	(3,854)	(1,142)	(4,260)
Transfer of balance to OREO and other	(13,117)	(4,421)	—	(1,914)	(2,705)	(22,157)
Loans charged off	—	—	—	(35)	(636)	(671)
Recoveries	148	—	—	102	277	527
Allowance for loan losses at end of period	$29,949	$3,265	$51	$6,484	$14,208	$53,957
Allowance on loans individually evaluated for impairment	$—	$—	$—	$—	$—	$—
Allowance on loans collectively evaluated for impairment	29,949	3,265	51	6,484	14,208	53,957
Loans, net of unearned income:
Balance at end of period	$684,968	$119,174	$7,742	$552,603	$407,843	$1,772,330
Balance at end of period individually evaluated for impairment	—	—	—	—	—	—
Balance at end of period collectively evaluated for impairment	169,338	60,584	7,742	402,347	265,168	905,179
Balance at end of period acquired with deteriorated credit quality	515,630	58,590	—	150,256	142,675	867,151
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
Residential mortgage loans consist of loans to consumers to finance a primary residence. The vast majority of the residential mortgage loan portfolio is comprised of non-conforming 1-4 family mortgage loans secured by properties located in the Company's market areas and originated under terms and documentation that permit their sale in a secondary market.
Consumer loans are offered by the Company in order to provide a full range of retail financial services to its customers and include home equity, credit card and other direct consumer installment loans. The Company originates substantially all of its consumer loans in its primary market areas. Loans in the consumer segment are sensitive to unemployment and other key consumer economic measures.
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
The Company’s investment in loans by credit quality indicator is presented in the following tables. The tables below further segregate the Company’s loans between loans that were originated by the Company (legacy loans) and acquired loans. Loan premiums/discounts in the tables below represent the adjustment of acquired loans to fair value at the acquisition date, as adjusted for income accretion and changes in cash flow estimates in subsequent periods. Asset risk classifications for commercial loans reflect the classification as of December 31, 2016 and 2015, respectively. Credit quality information in the tables below includes total loans acquired (including acquired impaired loans) at the gross loan balance, prior to the application of premiums/discounts, at December 31, 2016 and 2015.
Loan delinquency is the primary credit quality indicator that the Company utilizes to monitor consumer asset quality.

	Legacy loans
	December 31, 2016					December 31, 2015
(Dollars in thousands)	Pass	Special Mention	Sub- standard	Doubtful	Total	Pass	Special Mention	Sub- standard	Doubtful	Total
Commercial real estate - Construction	$734,687	$2,203	$3,871	$—	$740,761	$634,889	$160	$1,432	$—	$636,481
Commercial real estate - Other	4,801,494	26,159	54,900	—	4,882,553	3,806,528	21,877	37,001	2,175	3,867,581
Commercial and industrial	3,112,300	29,763	35,199	17,534	3,194,796	2,911,396	14,826	19,888	5,992	2,952,102
Energy-related	242,123	80,084	225,724	11,358	559,289	531,657	67,937	74,272	3,311	677,177
Total	$8,890,604	$138,209	$319,694	$28,892	$9,377,399	$7,884,470	$104,800	$132,593	$11,478	$8,133,341

	Legacy loans
	December 31, 2016			December 31, 2015
(Dollars in thousands)	Current	30+ Days Past Due	Total	Current	30+ Days Past Due	Total
Residential mortgage	$836,509	$17,707	$854,216	$676,347	$17,676	$694,023
Consumer - Home equity	1,768,763	14,658	1,783,421	1,565,596	10,047	1,575,643
Consumer - Indirect automobile	127,054	3,994	131,048	242,328	3,886	246,214
Consumer - Credit card	81,602	922	82,524	76,360	901	77,261
Consumer - Other	462,650	3,666	466,316	460,594	3,444	464,038
Total	$3,276,578	$40,947	$3,317,525	$3,021,225	$35,954	$3,057,179

	Acquired loans
	December 31, 2016							December 31, 2015
(Dollars in thousands)	Pass	Special Mention	Sub-standard	Doubtful	Loss	Premium/(Discount)	Total	Pass	Special Mention	Sub-standard	Doubtful	Loss	Premium/(Discount)	Total
Commercial real estate - Construction	$46,498	$459	$3,118	$2,574	$—	$8,759	$61,408	$104,064	$1,681	$8,803	$771	$—	$10,107	$125,426
Commercial real estate - Other	1,090,063	19,284	49,136	1,457	23	(42,419)	1,117,544	1,395,884	26,080	79,119	6,124	111	(63,295)	1,444,023
Commercial and industrial	323,154	1,416	27,749	494	—	(4,487)	348,326	473,241	8,376	16,510	1,206	43	(6,900)	492,476
Energy-related	1,910	—	—	—	—	(6)	1,904	2,166	55	170	1,198	—	—	3,589
Total	$1,461,625	$21,159	$80,003	$4,525	$23	$(38,153)	$1,529,182	$1,975,355	$36,192	$104,602	$9,299	$154	$(60,088)	$2,065,514

	Acquired loans
	December 31, 2016				December 31, 2015
(Dollars in thousands)	Current	30+ Days Past Due	Premium (Discount)	Total	Current	30+ Days Past Due	Premium (Discount)	Total
Residential mortgage	$424,300	$20,914	$(32,030)	$413,184	$506,103	$24,752	$(29,559)	$501,296
Consumer - Home equity	377,021	12,807	(17,323)	372,505	503,635	16,381	(29,492)	490,524
Consumer - Indirect automobile	12	—	(8)	4	72	12	—	84
Consumer - Other	58,141	1,423	(4,392)	55,172	79,732	1,475	(1,717)	79,490
Total	$859,474	$35,144	$(53,753)	$840,865	$1,089,542	$42,620	$(60,768)	$1,071,394
Legacy Impaired Loans
Information on the Company’s investment in legacy impaired loans, which include all TDRs and all other non-accrual loans evaluated or measured individually for impairment purposes of determining the allowance for loan losses, is presented in the following tables as of and for the periods indicated.

	December 31, 2016
(Dollars in thousands)	Unpaid Principal Balance	Recorded Investment	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
Commercial real estate	$17,299	$16,507	$—	$21,133	$948
Commercial and industrial	14,202	13,189	—	15,492	805
Energy-related	152,424	143,239	—	114,623	2,903
Consumer - Home equity	—	—	—	—	—
Consumer - Other	—	—	—	—	—
With an allowance recorded:
Commercial real estate	17,688	17,524	(641)	16,771	494
Commercial and industrial	28,829	28,329	(10,864)	29,333	1,107
Energy-related	53,967	53,088	(9,769)	47,469	1,677
Residential mortgage	4,627	4,312	(144)	4,377	161
Consumer - Home equity	13,906	13,257	(993)	10,227	434
Consumer - Indirect automobile	1,037	758	(114)	956	49
Consumer - Other	2,447	2,442	(251)	1,469	102
Total	$306,426	$292,645	$(22,776)	$261,850	$8,680
Total commercial loans	$284,409	$271,876	$(21,274)	$244,821	$7,934
Total mortgage loans	4,627	4,312	(144)	4,377	161
Total consumer loans	17,390	16,457	(1,358)	12,652	585

	December 31, 2015
(Dollars in thousands)	Unpaid Principal Balance	Recorded Investment	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
Commercial real estate	$17,002	$16,145	$—	$15,864	$315
Commercial and industrial	14,571	14,340	—	18,839	1,148
Energy-related	—	—	—	—	—
Consumer - Home equity	730	730	—	533	22
Consumer - Other	66	66	—	66	5
With an allowance recorded:
Commercial real estate	12,765	12,712	(1,246)	12,985	530
Commercial and industrial	5,748	5,746	(272)	5,975	313
Energy-related	13,046	13,020	(2,122)	13,899	454
Residential mortgage	70	70	(1)	70	5
Consumer - Home equity	3,859	3,683	(337)	2,453	73
Consumer - Other	130	129	(15)	30	3
Total	$67,987	$66,641	$(3,993)	$70,714	$2,868
Total commercial loans	$63,132	$61,963	$(3,640)	$67,562	$2,760
Total mortgage loans	70	70	(1)	70	5
Total consumer loans	4,785	4,608	(352)	3,082	103

	December 31, 2014
(Dollars in thousands)	Unpaid Principal Balance	Recorded Investment	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
Commercial real estate	$7,615	$6,680	$—	$6,703	$132
Commercial and industrial	3,710	2,483	—	2,602	39
Consumer - Home equity	748	682	—	696	19
With an allowance recorded:
Commercial real estate	356	356	(20)	378	23
Commercial and industrial	1,590	1,482	(407)	1,849	24
Consumer - Other	17	17	(3)	18	2
Total	$14,036	$11,700	$(430)	$12,246	$239
Total commercial loans	$13,271	$11,001	$(427)	$11,532	$218
Total mortgage loans	—	—	—	—	—
Total consumer loans	765	699	(3)	714	21
As of December 31, 2016 and 2015, the Company was not committed to lend a material amount of additional funds to any customer whose loan was classified as impaired or as a troubled debt restructuring.

NOTE 7 – LOSS SHARING AGREEMENTS AND FDIC LOSS SHARE RECEIVABLE
In conjunction with the acquisitions of certain assets and liabilities of six failed banks between 2009 and 2011, as well as the acquisition of Georgia Commerce in 2015, the Company entered into or assumed arrangements with the FDIC that obligated the FDIC to reimburse the Company for losses on certain loans associated with the FDIC-assisted transactions. The indemnification assets were recorded at fair value as of the acquisition dates based on estimated cash flows to be received over the expected life of the acquired assets, not to exceed the term of the indemnification agreements.
Effective as of December 20, 2016, the Company entered into an agreement with the FDIC to terminate the Company’s loss share agreements ahead of their contractual maturities. Under the terms of the agreement, all rights and obligations of the Company and the FDIC have been resolved and completed. The Company received a net payment of $6.5 million from the FDIC as consideration for termination of the loss share agreements and subsequently derecognized the remaining FDIC indemnification asset and associated assets and liabilities, resulting in a pre-tax loss of $17.8 million. The Company will benefit from all future recoveries, and be responsible for all future losses and expenses related to the assets previously subject to the loss share agreements.
The following is a summary of the year-to-date activity for the FDIC loss share receivables:

	December 31
(Dollars in thousands)	2016	2015
Balance at beginning of period	$39,878	$69,627
Reversal of loan loss provision recorded on FDIC covered loans	(1,497)	(1,360)
Amortization	(16,024)	(23,500)
Submission of reimbursable losses to the FDIC	(1,945)	(2,444)
Impairment	(20,402)	—
Changes due to a change in cash flow assumptions on OREO and other changes	(10)	(2,445)
Balance at end of period	$—	$39,878

NOTE 8 –TRANSFERS AND SERVICING OF FINANCIAL ASSETS (INCLUDING MORTGAGE BANKING ACTIVITY)
Commercial Banking Activity
The unpaid principal balances of loans serviced for others were $1.0 billion and $888.4 million at December 31, 2016 and 2015, respectively. Custodial escrow balances maintained in connection with the foregoing portfolio of loans serviced for others, and included in demand deposits, were not significant at December 31, 2016 and 2015.
Mortgage Banking Activity
IBERIABANK through its subsidiary, IMC, originates mortgage loans for sale into the secondary market. The loans originated primarily consist of residential first mortgages that conform to standards established by the GSEs, but can also consist of junior lien loans secured by residential property. These sales are primarily to private companies that are unaffiliated with the GSEs on a servicing-released basis. During 2016, $14.0 million of mortgage loans held for sale for which the fair value option was elected were transferred from loans held for sale to loans held for investment. Changes to the carrying amount of mortgage loans held for sale at December 31 are presented in the following table.

(Dollars in thousands)	2016	2015	2014
Balance at beginning of period	$166,247	$140,072	$128,442
Originations and purchases	2,460,033	2,464,588	1,675,538
Sales, net of gains	(2,451,459)	(2,432,979)	(1,657,409)
Mortgage loans transferred to held for investment	(14,017)	—	—
Other	(3,763)	(5,434)	(6,499)
Balance at end of period	$157,041	$166,247	$140,072
The following table details the components of mortgage income for the years ended December 31:

(Dollars in thousands)	2016	2015	2014
Fair value changes of derivatives and mortgage loans held for sale:
Mortgage loans held for sale and derivatives	$1,361	$2,216	$631
Derivative settlements, net	(6,640)	(5,017)	(8,743)
Gains on sales	87,925	82,671	59,156
Servicing and other income, net	1,207	792	753
	$83,853	$80,662	$51,797
Servicing Rights
Servicing rights are recorded at the lower of cost or market value in “other assets” on the Company's consolidated balance sheets and amortized over the remaining servicing life of the loans, with consideration given to prepayment assumptions. Mortgage servicing rights had the following carrying values as of the periods indicated:

	December 31, 2016			December 31, 2015
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
(Dollars in thousands)
Mortgage servicing rights	$7,202	$(3,144)	$4,058	$6,104	$(2,320)	$3,784

In addition, there was an insignificant amount of non-mortgage servicing rights related to SBA loans as of December 31, 2016 and no non-mortgage servicing rights as of December 31, 2015.

NOTE 9 – PREMISES AND EQUIPMENT
Premises and equipment consisted of the following at December 31:

(Dollars in thousands)	2016	2015
Land	$84,616	$84,438
Buildings	239,626	245,934
Furniture, fixtures and equipment	115,775	140,031
Total premises and equipment	440,017	470,403
Accumulated depreciation	(133,644)	(146,501)
Total premises and equipment, net	$306,373	$323,902
Depreciation expense was $20.8 million, $22.2 million, and $19.4 million, for the years ended December 31, 2016, 2015, and 2014, respectively.
The Company actively engages in leasing office space available in buildings it owns. Leases have different terms ranging from monthly rental to 16 years. For the year ended December 31, 2016, income from these leases averaged $0.2 million per month. Total lease income for the years ended December 31, 2016, 2015, and 2014 was $2.8 million, $2.4 million, and $1.6 million, respectively. Income from leases is reported as a reduction in occupancy and equipment expense. The total allocated cost of the portion of the buildings held for lease at December 31, 2016 and 2015 was $8.7 million and $8.2 million, respectively, with related accumulated depreciation of $3.1 million and $2.6 million, respectively.

The Company leases certain branch and corporate offices, land and ATM facilities through operating leases with terms that range from one to 50 years, some of which contain renewal options and escalation clauses under various terms. In addition, some have early termination clauses. Rent expense for the years ended December 31, 2016, 2015, and 2014 totaled $16.6 million, $15.4 million, and $10.9 million, respectively.
Minimum future annual rent commitments under lease agreements for the periods indicated are as follows:

(Dollars in thousands)
2017	$15,927
2018	14,981
2019	13,980
2020	12,742
2021	10,906
2022 and thereafter	37,527
$106,063
NOTE 10 – GOODWILL AND OTHER ACQUIRED INTANGIBLE ASSETS
Goodwill
Changes to the carrying amount of goodwill by reporting unit for the years ended December 31, 2016 and 2015 are provided in the following table.

(Dollars in thousands)	IBERIABANK	IMC	LTC	Total
Balance, December 31, 2014	$489,183	$23,178	$5,165	$517,526
Goodwill acquired during the year	207,077	—	—	207,077
Balance, December 31, 2015	$696,260	$23,178	$5,165	$724,603
Goodwill adjustments during the year	2,253	—	—	2,253
Balance, December 31, 2016	$698,513	$23,178	$5,165	$726,856
The goodwill adjustments during 2016 are the result of the finalization of fair value estimates related to the 2015 acquisitions of Florida Bank Group, Old Florida, and Georgia Commerce during the respective measurement periods. See Note 3 for further information on these acquisitions.

The Company performed the required annual goodwill impairment test as of October 1, 2016. The Company’s annual impairment test did not indicate impairment in any of the Company’s reporting units as of the testing date. Following the testing date, management evaluated the events and changes that could indicate that goodwill might be impaired and concluded that a subsequent test was not necessary.
Title Plant
The Company held title plant assets recorded in “other assets” on the Company's consolidated balance sheets totaling $6.7 million at both December 31, 2016 and 2015. No events or changes in circumstances occurred during 2016 to suggest the carrying value of the title plant was not recoverable.
Intangible assets subject to amortization
Definite-lived intangible assets had the following carrying values included in “other assets” on the Company’s consolidated balance sheets as of December 31:

	2016			2015
(Dollars in thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Core deposit intangibles	$74,001	$(52,165)	$21,836	$74,001	$(43,957)	$30,044
Customer relationship intangible asset	1,348	(1,064)	284	1,348	(984)	364
Non-compete agreement	63	(22)	41	100	(79)	21
Other intangible assets	—	—	—	205	(114)	91
Total	$75,412	$(53,251)	$22,161	$75,654	$(45,134)	$30,520
The related amortization expense of intangible assets is as follows:

(Dollars in thousands)	Amount
Aggregate amortization expense for the years ended December 31:
2014	$5,807
2015	7,811
2016	8,415

(Dollars in thousands)
Estimated amortization expense for the years ended December 31:
2017	$6,733
2018	5,740
2019	5,019
2020	3,513
2021	1,066
2022 and thereafter	90

NOTE 11 –DERIVATIVE INSTRUMENTS AND OTHER HEDGING ACTIVITIES
The Company enters into derivative financial instruments to manage interest rate risk, exposures related to liquidity and credit risk, and to facilitate customer transactions. The primary types of derivatives used by the Company include interest rate swap agreements, foreign exchange contracts, interest rate lock commitments, forward sales commitments, written and purchased options and credit derivatives. All derivative instruments are recognized on the consolidated balance sheets as "other assets" or "other liabilities" at fair value, as required by ASC Topic 815, Derivatives and Hedging.
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
Information pertaining to outstanding derivative instruments is as follows:

	Balance Sheet Location	Asset Derivatives Fair Value		Balance Sheet Location	Liability Derivatives Fair Value
(Dollars in thousands)		December 31, 2016	December 31, 2015		December 31, 2016	December 31, 2015
Derivatives designated as hedging instruments under ASC Topic 815:
Interest rate contracts	Other assets	$—	$58	Other liabilities	$525	$—
Total derivatives designated as hedging instruments under ASC Topic 815		$—	$58		$525	$—
Derivatives not designated as hedging instruments under ASC Topic 815:
Interest rate contracts	Other assets	$20,719	$18,077	Other liabilities	$20,719	$18,077
Foreign exchange contracts	Other assets	27	156	Other liabilities	26	134
Forward sales contracts	Other assets	6,014	1,588	Other liabilities	794	474
Written and purchased options	Other assets	12,125	10,607	Other liabilities	8,098	6,254
Other contracts	Other assets	1	—	Other liabilities	47	63
Total derivatives not designated as hedging instruments under ASC Topic 815		38,886	30,428		29,684	25,002
Total		$38,886	$30,486		$30,209	$25,002

	Asset Derivatives Notional Amount		Liability Derivatives Notional Amount
(Dollars in thousands)	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015
Derivatives designated as hedging instruments under ASC Topic 815:
Interest rate contracts	$—	$108,500	$108,500	$—
Total derivatives designated as hedging instruments under ASC Topic 815	$—	$108,500	$108,500	$—

Derivatives not designated as hedging instruments under ASC Topic 815:
Interest rate contracts	$1,033,955	$590,334	$1,033,955	$590,334
Foreign exchange contracts	4,474	4,392	4,474	4,392
Forward sales contracts	229,181	223,841	120,567	173,430
Written and purchased options	289,115	328,210	154,170	181,949
Other contracts	8,784	—	106,518	43,169
Total derivatives not designated as hedging instruments under ASC Topic 815	$1,565,509	$1,146,777	$1,419,684	$993,274
Total	$1,565,509	$1,255,277	$1,528,184	$993,274

The Company has entered into risk participation agreements with counterparties to transfer or assume credit exposures related to interest rate derivatives. The notional amounts of risk participation agreements sold were $106.5 million and $43.2 million at December 31, 2016 and December 31, 2015, respectively. Assuming all underlying third party customers referenced in the swap contracts defaulted at December 31, 2016 and December 31, 2015, the exposure from these agreements would not be material based on the fair value of the underlying swaps.
The Company is party to collateral agreements with certain derivative counterparties. Such agreements require that the Company maintain collateral based on the fair values of individual derivative transactions. In the event of default by the Company, the counterparty would be entitled to the collateral.
At December 31, 2016 and 2015, the Company was required to post $1.9 million and $10.9 million, respectively, in cash or securities as collateral for its derivative transactions, which are included in "interest-bearing deposits in banks" on the Company’s consolidated balance sheets. The Company does not anticipate additional assets will be required to be posted as collateral, nor does it believe additional assets would be required to settle its derivative instruments immediately if contingent features were triggered at December 31, 2016. The Company’s master netting agreements represent written, legally enforceable bilateral agreements that (1) create a single legal obligation for all individual transactions covered by the master agreement and (2) in the event of default, provide the non-defaulting counterparty the right to accelerate, terminate, and close-out on a net basis all transactions under the agreement and to promptly liquidate or set-off collateral posted by the defaulting counterparty. As permitted by U.S. GAAP, the Company does not offset fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral against recognized fair value amounts of derivatives executed with the same counterparty under a master netting agreement.

The following table reconciles the gross amounts presented in the consolidated balance sheets to the net amounts that would result in the event of offset.

	December 31, 2016
	Gross Amounts Presented in the Balance Sheet	Gross Amounts Not Offset in the Balance Sheet		Net
(Dollars in thousands)		Derivatives	Collateral (1)
Derivatives subject to master netting arrangements
Derivative assets
Interest rate contracts not designated as hedging instruments	$20,719	$(9,677)	$—	$11,042
Written and purchased options	8,085	—	—	8,085
Total derivative assets subject to master netting arrangements	$28,804	$(9,677)	$—	$19,127

Derivative liabilities
Interest rate contracts designated as hedging instruments	$525	$—	$(181)	$344
Interest rate contracts not designated as hedging instruments	20,719	(9,677)	(1,711)	9,331
Total derivative liabilities subject to master netting arrangements	$21,244	$(9,677)	$(1,892)	$9,675

(1)	Consists of cash collateral recorded at cost, which approximates fair value, and investment securities.

	December 31, 2015
	Gross Amounts Presented in the Balance Sheet	Gross Amounts Not Offset in the Balance Sheet		Net
(Dollars in thousands)		Derivatives	Collateral (1)
Derivatives subject to master netting arrangements
Derivative assets
Interest rate contracts designated as hedging instruments	$100	$(43)	$—	$57
Interest rate contracts not designated as hedging instruments	18,241	(119)	—	18,122
Written and purchased options	6,255	—	—	6,255
Total derivative assets subject to master netting arrangements	$24,596	$(162)	$—	$24,434

Derivative liabilities
Interest rate contracts designated as hedging instruments	$43	$(43)	$—	$—
Interest rate contracts not designated as hedging instruments	18,241	(119)	(10,877)	7,245
Total derivative liabilities subject to master netting arrangements	$18,284	$(162)	$(10,877)	$7,245

(1)	Consists of cash collateral recorded at cost, which approximates fair value, and investment securities.
During the years ended December 31, 2016 and 2015, the Company has not reclassified into earnings any gain or loss as a result of the discontinuance of cash flow hedges, because it was probable the original forecasted transaction would not occur by the end of the originally specified term.
At December 31, 2016, the Company does not expect to reclassify a material amount from accumulated other comprehensive income into interest income over the next twelve months for derivatives that will be settled.

At December 31, 2016, 2015, and 2014, and for the years then ended, information pertaining to the effect of the hedging instruments on the consolidated financial statements is as follows:

								Location of Gain (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)	Amount of Gain (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)
	Amount of Gain (Loss) Recognized in OCI net of taxes (Effective Portion)			Location of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain (Loss) Reclassified from Accumulated OCI into Income net of taxes (Effective Portion)

(Dollars in thousands)
	For the Years Ended December 31
Derivatives in ASC Topic 815 Cash Flow Hedging Relationships	2016	2015	2014		2016	2015	2014		2016	2015	2014
Interest rate contracts	$(428)	$38	$—	Interest expense	$50	$—	$—	Interest expense	$—	$—	$(1)
Total	$(428)	$38	$—		$50	$—	$—		$—	$—	$(1)
Information pertaining to the effect of derivatives not designated as hedging instruments on the consolidated financial statements as of December 31, is as follows:

	Location of Gain (Loss) Recognized in Income on Derivatives	Amount of Gain (Loss) Recognized in Income on Derivatives
(Dollars in thousands)		2016	2015	2014
Interest rate contracts (1)	Other income	$8,830	$4,143	$2,513
Foreign exchange contracts	Other income	15	22	—
Forward sales contracts	Mortgage income	(1,731)	(2,947)	(3,225)
Written and purchased options	Mortgage income	(327)	274	(5,739)
Other contracts	Other income	17	—	—
Total		$6,804	$1,492	$(6,451)
(1) Includes fees associated with customer interest rate contracts.
At December 31, additional information pertaining to outstanding interest rate swap agreements not designated as hedging instruments is as follows:

(Dollars in thousands)	2016	2015	2014
Weighted average pay rate	4.1%	3.2%	2.9%
Weighted average receive rate	2.5%	0.9%	0.4%
Weighted average maturity in years	7.4 years	7.5 years	7.7 years
Unrealized gain (loss) relating to interest rate swaps	$—	$—	$—

NOTE 12 – DEPOSITS
Deposits at December 31 are summarized as follows:

(Dollars in thousands)	2016	2015
Non-interest-bearing deposits	$4,928,878	$4,352,229
Negotiable order of withdrawal (NOW)	3,314,281	2,974,176
Money market deposits accounts (MMDA)	6,219,532	6,010,882
Savings deposits	814,385	716,838
Certificates of deposit and other time deposits	2,131,207	2,124,623
	$17,408,283	$16,178,748
Total time deposits summarized by denomination at December 31 are as follows:

(Dollars in thousands)	2016	2015
Time deposits less than $250,000	$1,661,631	$1,456,804
Time deposits greater than $250,000	469,576	667,819
	$2,131,207	$2,124,623
A schedule of maturities of all time deposits as of December 31, 2016 is as follows:

(Dollars in thousands)
Years ending December 31
2017	$1,335,041
2018	507,162
2019	96,509
2020	83,623
2021	60,468
2022 and thereafter	48,404
$2,131,207
NOTE 13 – SHORT-TERM BORROWINGS
Short-term borrowings at December 31 are summarized as follows:

(Dollars in thousands)	2016	2015
Federal Home Loan Bank advances	$175,000	$110,000
Securities sold under agreements to repurchase	334,136	216,617
	$509,136	$326,617
The levels of securities sold under agreements to repurchase and FHLB advances can fluctuate significantly on a day-to-day basis, depending on funding needs and which sources are used to satisfy those needs. All such arrangements are considered typical of the banking and brokerage industries and are accounted for as borrowings.
Securities sold under agreements to repurchase, which are classified as secured borrowings, generally mature daily and are reflected at the amount of cash received in connection with the transaction. The Company may be required to provide additional collateral based on the fair value of the underlying securities.

Additional information on the Company’s short-term borrowings for the years indicated is as follows:

(Dollars in thousands)	2016	2015	2014
Outstanding at December 31	$509,136	$326,617	$845,742
Maximum month-end outstanding balance	807,993	798,933	1,034,741
Average daily outstanding balance	614,073	426,011	782,033
Average rate during the year	0.39%	0.18%	0.17%
Average rate at year end	0.30%	0.20%	0.18%
NOTE 14 – LONG-TERM DEBT
Long-term debt at December 31 is summarized as follows:

(Dollars in thousands)	2016	2015
IBERIABANK:
Federal Home Loan Bank notes, 0.864% to 7.040%	$480,118	$136,628
Notes payable - Investment fund contribution, 7 to 40 year term, 0.50% to 3.60% fixed	28,725	83,709
	508,843	220,337
IBERIABANK Corporation (junior subordinated debt):
Statutory Trust I, 3 month LIBOR (1), plus 3.25%, issued November 2002	10,310	10,310
Statutory Trust II, 3 month LIBOR (1), plus 3.15%, issued June 2003	10,310	10,310
Statutory Trust III, 3 month LIBOR (1), plus 2.00%, issued September 2004	10,310	10,310
Statutory Trust IV, 3 month LIBOR (1), plus 1.60%, issued October 2006	15,464	15,464
American Horizons Statutory Trust I, 3 month LIBOR (1), plus 3.15%, assumed January 2005	6,186	6,186
Statutory Trust V, 3 month LIBOR (1), plus 1.435%, issued June 2007	10,310	10,310
Statutory Trust VI, 3 month LIBOR (1), plus 2.75%, issued November 2007	12,372	12,372
Statutory Trust VII, 3 month LIBOR (1), plus 2.54%, issued November 2007	13,403	13,403
Statutory Trust VIII, 3 month LIBOR (1), plus 3.50%, issued March 2008	7,217	7,217
OMNI Trust I, 3 month LIBOR (1), plus 3.30%, assumed May 2011	8,248	8,248
OMNI Trust II, 3 month LIBOR (1), plus 2.79%, assumed May 2011	7,732	7,732
GA Commerce Trust II, 3 month LIBOR (1), plus 1.64%, assumed May 2015	8,248	8,248
	120,110	120,110
	$628,953	$340,447

(1)	The interest rate on the Company’s long-term debt indexed to LIBOR is based on the 3-month LIBOR rate. The 3-month LIBOR rate was 1.00% and 0.61% at December 31, 2016 and 2015, respectively.
Outstanding FHLB advances are a mix of bullet and amortizing structures. Amortizing FHLB advances are amortized over periods ranging from 1.5 to 30 years, and have a balloon feature at maturity. Advances are collateralized by a blanket pledge of eligible loans, subject to contractual adjustments which reduce the borrowing base, as well as a secondary pledge of FHLB stock and FHLB demand deposits, the amount of which can exceed the amounts borrowed based on contractually required adjustments. Total additional FHLB advances for both short-term borrowings and long-term debt at December 31, 2016 were $4.9 billion under the blanket floating lien including $1.5 billion from pledges of investment securities. The weighted average advance rate was 1.76% and 3.79% at December 31, 2016 and 2015, respectively.
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
As of January 1, 2015, 75% of the Company's junior subordinated debt was excluded from Tier 1 capital for regulatory purposes. Effective January 1, 2016, the Company was subject to an additional 25% phase out of its junior subordinated debt from Tier 1 capital. As a result, 100% of the Company's junior subordinated debt is excluded from Tier 1 capital (but included in Tier 2 capital) at December 31, 2016.
Advances and long-term debt at December 31, 2016 have maturities or call dates in future years as follows:

(Dollars in thousands)
2017	$55,516
2018	233,667
2019	97,042
2020	15,263
2021	55,564
2022 and thereafter	171,901
$628,953

NOTE 15 – INCOME TAXES
The provision for income tax expense consists of the following for the years ended December 31:

(Dollars in thousands)	2016	2015	2014
Current expense	$103,335	$67,025	$69,612
Deferred expense (benefit)	(16,654)	4,551	(25,027)
Tax credits	(7,112)	(11,268)	(12,012)
Amortization on qualified affordable housing tax credits	4,185	2,023	1,005
Tax benefits attributable to items charged to equity and goodwill	1,439	1,763	2,105
	$85,193	$64,094	$35,683
There was a balance payable of $2 million and a balance receivable of $13 million for federal and state income taxes at December 31, 2016 and 2015, respectively. The provision for federal income taxes differs from the amount computed by applying the federal income tax statutory rate of 35 percent on income before income tax expense as indicated in the following analysis for the years ended December 31:

(Dollars in thousands)	2016	2015	2014
Federal tax based on statutory rate	$95,189	$72,428	$49,373
Increase (decrease) resulting from:
Effect of tax-exempt income	(8,203)	(6,919)	(7,064)
Interest and other nondeductible expenses	3,250	5,899	2,642
State taxes, net of federal benefit	4,770	3,955	2,531
Tax credits	(7,112)	(11,268)	(12,012)
Amortization on qualified affordable housing tax credits	4,185	2,023	1,005
Other	(6,886)	(2,024)	(792)
	$85,193	$64,094	$35,683
Effective tax rate	31.3%	31.0%	25.3%

The composition of other items resulting in a net tax benefit of $6.9 million for the year ending December 31, 2016 arose principally from completion of a study concluding existence of $6.5 million net unrealized built-in gains on the 2015 Florida Bank Group acquisition and $0.2 million of dividends on restricted stock. The Company recognized a $6.5 million deferred tax asset, a portion of which was claimed on the 2015 income tax return filed in the fourth quarter of 2016.

The net deferred tax asset at December 31 is as follows:

(Dollars in thousands)	2016	2015
Deferred tax asset:
NOL carryforward	$19,584	$17,258
Allowance for credit losses	58,036	56,446
Deferred compensation	10,852	7,528
Basis difference in acquired assets	32,923	48,256
Unrealized loss on securities available for sale	14,019	854
OREO	4,498	6,210
Other	14,754	10,438
	154,666	146,990
Deferred tax liability:
Basis difference in acquired assets	(13,150)	(31,975)
Gain on acquisition	—	(212)
FHLB stock	(270)	(122)
Premises and equipment	(6,132)	(1,658)
Acquisition intangibles	(8,134)	(7,648)
Deferred loan costs	(4,702)	(4,610)
Investments acquired	—	(167)
Other	(9,196)	(16,694)
	(41,584)	(63,086)
Net deferred tax asset	$113,082	$83,904
Net operating loss carryforwards arising from acquisitions during 2015 expire over a 20-year period and will be utilized subject to annual Internal Revenue Code Section 382 limitations. No benefit was recognized at acquisition for net operating losses that will expire unused due to the IRS limitations.
The Company determined that the net deferred tax asset is more likely than not to be realized based on an assessment of all available positive and negative evidence and therefore no valuation allowance has been recorded as of December 31, 2016 or 2015.
Retained earnings at December 31, 2016 and 2015 included approximately $21.9 million accumulated prior to January 1, 1987 for which no provision for federal income taxes has been made. If this portion of retained earnings is used in the future for any purpose other than to absorb bad debts, it will be added to future taxable income.
The Company does not believe it has any unrecognized tax benefits included in its consolidated financial statements. The Company has not had any settlements in the current period with taxing authorities, nor has it recognized tax benefits as a result of a lapse of the applicable statute of limitations.
During the years ended December 31, 2016, 2015, and 2014, the Company did not recognize any interest or penalties in its consolidated financial statements, nor has it recorded a liability for interest or penalty payments.

NOTE 16 – SHAREHOLDERS' EQUITY, CAPITAL RATIOS AND OTHER REGULATORY MATTERS

Preferred Stock
On August 5, 2015, the Company issued an aggregate of 3,200,000 depositary shares (the “Series B Depositary Shares”), each representing a 1/400th ownership interest in a share of the Company’s 6.625% Fixed-to-Floating Non-Cumulative Perpetual Preferred Stock, Series B, par value $1.00 per share, (“Series B Preferred Stock”), with a liquidation preference of $10,000 per share of Series B Preferred Stock (equivalent to $25 per depositary share) which represents $80,000,000 in aggregate liquidation preference.

On May 9, 2016, the Company issued an aggregate of 2,300,000 depositary shares (the “Series C Depositary Shares”), each representing a 1/400th ownership interest in a share of the Company’s 6.60% Fixed-to-Floating Non-Cumulative Perpetual Preferred Stock, Series C, par value $1.00 per share, (“Series C Preferred Stock”), with a liquidation preference of $10,000 per share of Series C Preferred Stock (equivalent to $25 per depositary share), which represents $57,500,000 in aggregate liquidation preference.
The following table presents a summary of the Company's non-cumulative perpetual preferred stock:

					2016	2015
	Issuance Date	Earliest Redemption Date	Annual Dividend Rate	Liquidation Amount	Carrying Amount	Carrying Amount
				(Dollars in millions)
Series B Preferred Stock	8/5/2015	8/1/2025	6.625%	$80,000	$76,812	$76,812
Series C Preferred Stock	5/9/2016	5/1/2026	6.600%	57,500	55,285	—
				$137,500	$132,097	$76,812

Dividends will accrue and be payable on the Series B Preferred Stock, if declared by the Company's Board of Directors, and will be paid semi-annually, in arrears, at an annual rate equal to 6.625% for each period from the issuance date up to and including August 1, 2025 and will be paid quarterly, in arrears, at an annual rate equal to three-month LIBOR plus 4.262% for each period after August 1, 2025. The Company may redeem the Series B Preferred Stock at its option, subject to regulatory approval, as described in the Company’s Registration Statement on Form 8-A, filed with the Securities and Exchange Commission on August 5, 2015.

Dividends will accrue and be payable on the Series C Preferred Stock, if declared by the Company's Board of Directors, and will be paid quarterly, in arrears, at an annual rate equal to (i) 6.600% for each period from the issuance date to May 1, 2026 and (ii) three-month LIBOR plus 4.920% for each period on or after May 1, 2026. The Company may redeem the Series C Preferred Stock at its option, subject to regulatory approval, as described in the Company’s Registration Statement on Form 8-A, filed with the Securities and Exchange Commission on May 9, 2016.
Common Stock
During the second quarter of 2016, the Company's Board of Directors authorized the repurchase of up to 950,000 shares of IBERIABANK Corporation's outstanding common stock. Stock repurchases under this program will be made from time to time, on the open market or in privately negotiated transactions. The timing of these repurchases will depend on market conditions and other requirements. The share repurchase program does not obligate the Company to repurchase any dollar amount or number of shares, and the program may be extended, modified, suspended, or discontinued at any time. During 2016, the Company repurchased 202,506 common shares at a weighted average price of $57.61 per common share.
On December 7, 2016, the Company issued an additional 3,593,750 shares of its common stock at a price of $81.50 per common share. Net proceeds from the offering, after deduction of underwriting discounts, commissions, and direct issuance costs, were $279.2 million.

Regulatory Capital
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
On January 1, 2015, the Company and IBERIABANK became subject to revised capital adequacy standards of the BCBS to address relevant provisions of the Dodd-Frank Act. Certain provisions of the new rules will be phased in from that date to January 1, 2019.
The final rules:

•	Required that non-qualifying capital instruments, including trust preferred securities and cumulative perpetual preferred stock, must be fully phased out of Tier 1 capital by January 1, 2016,

•	Established new qualifying criteria for regulatory capital, including new limitations on the inclusion of deferred tax assets and mortgage servicing rights,

•	Required a minimum ratio of common equity Tier 1 capital (“CET1”) to risk-weighted assets of 4.5%,

•	Increased the minimum Tier 1 capital to risk-weighted assets ratio requirements from 4% to 6%,

•
Implemented a new capital conservation buffer requirement for a banking organization to maintain a buffer composed of CET1 capital in an amount greater than 2.5% above the minimum CET1 capital, Tier 1 capital and total risk-based capital ratios in order to avoid limitations on capital distributions, including dividend payments, and certain discretionary bonus payments to executive officers, with the buffer to be phased in beginning on January 1, 2016 at 0.625% and increasing annually until fully phased in at 2.5% by January 1, 2019. A banking organization with a buffer of less than the required amount would be subject to increasingly stringent limitations on certain distributions and payments as the buffer approaches zero, and

•	Increased capital requirements for past-due loans, high volatility commercial real estate exposures, and certain short-term commitments and securitization exposures.
Management believes that, as of December 31, 2016 and 2015, the Company and IBERIABANK met all capital adequacy requirements to which they are subject.

As of December 31, 2016, the most recent notification from the FRB categorized IBERIABANK as well-capitalized under the regulatory framework for prompt corrective action (the prompt corrective action requirements are not applicable to the Company). To be categorized as well-capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since the notification that management believes have changed that categorization. The Company’s and IBERIABANK’s actual capital amounts and ratios as of December 31 are presented in the following table.

(Dollars in thousands)	2016
	Minimum		Well-Capitalized		Actual
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Tier 1 Leverage
Consolidated	$818,440	4.00%	N/A	N/A	$2,221,528	10.86%
IBERIABANK	816,152	4.00	1,020,190	5.00	1,878,703	9.21
Common Equity Tier 1 (CET1) (1)
Consolidated	$794,334	4.50%	N/A	N/A	$2,089,431	11.84%
IBERIABANK	792,111	4.50	1,144,160	6.50	1,878,703	10.67
Tier 1 Risk-Based Capital (1)
Consolidated	$1,059,112	6.00%	N/A	N/A	$2,221,528	12.59%
IBERIABANK	1,056,147	6.00	1,408,197	8.00	1,878,703	10.67
Total Risk-Based Capital (1)
Consolidated	$1,412,149	8.00%	N/A	N/A	$2,493,988	14.13%
IBERIABANK	1,408,197	8.00	1,760,246	10.00	2,034,663	11.56

	2015
	Minimum		Well-Capitalized		Actual
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Tier 1 Leverage
Consolidated	$751,798	4.00%	N/A	N/A	$1,790,034	9.52%
IBERIABANK	749,226	4.00	936,532	5.00	1,691,022	9.03
Common Equity Tier 1 (CET1)
Consolidated	$750,616	4.50%	N/A	N/A	$1,684,097	10.10%
IBERIABANK	748,667	4.50	1,081,408	6.50	1,691,022	10.16
Tier 1 Risk-Based Capital
Consolidated	$1,000,822	6.00%	N/A	N/A	$1,790,034	10.73%
IBERIABANK	998,223	6.00	1,330,964	8.00	1,691,022	10.16
Total Risk-Based Capital
Consolidated	$1,334,429	8.00%	N/A	N/A	$2,029,932	12.17%
IBERIABANK	1,330,964	8.00	1,663,705	10.00	1,843,545	11.08
(1) Beginning January 1, 2016, minimum capital ratios are subject to a capital conservation buffer. In order to avoid limitations on distributions, including dividend payments, and certain discretionary bonus payments to executive officers, an institution must hold a capital conservation buffer above its minimum risk-based capital requirements. This capital conservation buffer is calculated as the lowest of the differences between the actual CET1 ratio, Tier 1 Risk-Based Capital Ratio, and Total Risk-Based Capital ratio and the corresponding minimum ratios. At December 31, 2016, the required minimum capital conservation buffer was 0.625%, and will increase in subsequent years by 0.625% until it is fully phased in on January 1, 2019 at 2.50%. At December 31, 2016, the capital conservation buffers of the Company and IBERIABANK were 6.13% and 3.56%, respectively.

Restrictions on Dividends, Loans and Advances
IBERIABANK is restricted under applicable laws in the payment of dividends to an amount equal to current year earnings plus undistributed earnings for the immediately preceding year, unless prior permission is received from the Commissioner of Financial Institutions for the State of Louisiana. Dividends payable by IBERIABANK in 2017 without permission will be limited to 2017 earnings plus an additional $191.0 million.

Funds available for loans or advances by IBERIABANK to the Parent amounted to $187.9 million. In addition, any dividends that may be paid by IBERIABANK to the Parent would be restricted if IBERIABANK did not comply with the above-described capital conservation buffer requirements and would be prohibited if the effect thereof would cause IBERIABANK’s capital to be reduced below applicable minimum capital requirements.
During any deferral period under the Company’s junior subordinated debt, the Company would be prohibited from declaring and paying dividends to preferred and common shareholders. In addition, so long as any shares of Series B Preferred Stock or Series C Preferred Stock remain outstanding, we are prohibited from paying dividends on any of our common stock if the required payments on our Series B Preferred Stock and Series C Preferred Stock have not been made. See Note 14 to the consolidated financial statements for additional information.
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
The following table presents the calculation of basic and diluted earnings per share for the periods indicated.

	For the Years Ended December 31,
(In thousands, except per share data)	2016	2015	2014
Earnings per common share - basic
Net income	$186,777	$142,844	$105,382
Preferred stock dividends	(7,977)	—	—
Dividends and undistributed earnings allocated to unvested restricted shares	(1,872)	(1,680)	(1,651)
Net income allocated to common shareholders - basic	$176,928	$141,164	$103,731
Weighted average common shares outstanding	40,948	38,214	31,307
Earnings per common share - basic	4.32	3.69	3.31

Earnings per common share - diluted
Net income allocated to common shareholders - basic	$176,928	$141,164	$103,731
Dividends and undistributed earnings allocated to unvested restricted shares	(37)	(48)	(34)
Net income allocated to common shareholders - diluted	$176,891	$141,116	$103,697
Weighted average common shares outstanding	40,948	38,214	31,307
Dilutive potential common shares	158	96	126
Weighted average common shares outstanding - diluted	41,106	38,310	31,433
Earnings per common share - diluted	$4.30	$3.68	$3.30
For the years ended December 31, 2016, 2015, and 2014, the calculations for basic shares outstanding exclude the weighted average shares owned by the Recognition and Retention Plan (“RRP”) of 447,818; 607,608; and 625,555, respectively.
The effects from the assumed exercises of 155,969; 159,236; and 13,101 stock options were not included in the computation of diluted earnings per share for the years ended December 31, 2016, 2015, and 2014, respectively, because such amounts would have had an antidilutive effect on earnings per common share.

NOTE 18 – SHARE-BASED COMPENSATION
The Company has various types of share-based compensation plans that permit the granting of awards in the form of stock options, restricted stock, restricted share units, phantom stock and performance units. These plans are administered by the Compensation Committee of the Board of Directors, which selects persons eligible to receive awards and determines the terms, conditions and other provisions of the awards. At December 31, 2016, awards of 2,456,052 shares could be made under approved incentive compensation plans. The Company issues shares to fulfill stock option exercises and restricted share units and restricted stock awards vesting from available authorized common shares. At December 31, 2016, the Company believes there are adequate authorized shares to satisfy anticipated stock option exercises and restricted share unit and restricted stock award vesting.
Stock option awards
The Company issues stock options under various plans to directors, officers and other key employees. The option exercise price cannot be less than the fair value of the underlying common stock as of the date of the option grant and the maximum option term cannot exceed ten years.
The following table represents the activity related to stock options during the periods indicated:

	Number of Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value (Dollars in thousands)	Weighted Average Remaining Contract Life (in years)
Outstanding options, December 31, 2013	1,072,829	$53.47
Granted	77,434	65.31
Exercised	(267,421)	48.57	$4,612
Forfeited or expired	(15,160)	60.38
Outstanding options, December 31, 2014	867,682	$55.92
Granted	82,001	62.50
Exercised	(119,917)	51.71	1,516
Forfeited or expired	(15,989)	66.52
Outstanding options, December 31, 2015	813,777	$56.99
Granted	160,624	48.65
Exercised	(196,769)	55.39	3,597
Forfeited or expired	(56,094)	59.49
Outstanding options, December 31, 2016	721,538	$55.38	$20,583	6.0

Exercisable options, December 31, 2014	562,752	55.92
Exercisable options, December 31, 2015	546,842	$56.54
Exercisable options, December 31, 2016	415,376	$56.66	$11,366	4.4

The following table represents weighted average remaining life as of December 31, 2016 for options outstanding within the stated exercise prices:

	Options Outstanding			Options Exercisable
Exercise Price Range Per Share	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life	Number of Options	Weighted Average Exercise Price
$36.48 to $47.50	147,913	$47.27	8.9 years	5,849	$45.42
$47.51 to $52.35	151,527	51.56	4.9 years	113,328	51.51
$52.36 to $54.82	116,558	53.39	4.6 years	90,653	53.68
$54.83 to $59.81	68,683	56.33	3.7 years	64,387	56.17
$59.82 to $62.82	154,506	61.32	5.7 years	98,688	60.63
$62.83 to $111.71	82,351	67.83	7.1 years	42,471	69.81
Total options	721,538	$55.38	6.0 years	415,376	$56.66
The Company uses the Black-Scholes option pricing model to estimate the fair value of stock option awards. The following weighted-average assumptions were used for option awards issued during the years ended December 31:

	2016	2015	2014
Expected dividends	2.8%	2.2%	2.1%
Expected volatility	29.0%	35.6%	35.8%
Risk-free interest rate	1.4%	2.0%	2.3%
Expected term (in years)	6.5	7.5	7.5
Weighted-average grant-date fair value	$10.46	$19.57	$21.26
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
The following table represents the compensation expense that is included in non-interest expense and related income tax benefits in the accompanying consolidated statements of comprehensive income related to stock options for the years ended December 31:

(Dollars in thousands)	2016	2015	2014
Compensation expense related to stock options	$2,010	$1,861	$2,053
Income tax benefit related to stock options	331	317	375
At December 31, 2016, there was $2.1 million of unrecognized compensation cost related to stock options that is expected to be recognized over a weighted-average period of 2.6 years.
Restricted stock awards
The Company issues restricted stock under various plans for certain officers and directors. The restricted stock awards may not be sold or otherwise transferred until certain restrictions have lapsed. The holders of the restricted stock receive dividends and have the right to vote the shares. The compensation expense for these awards is determined based on the market price of the Company's common stock at the date of grant applied to the total number of shares granted and is recognized over the vesting period (generally three to seven years). As of December 31, 2016 and 2015, unrecognized share-based compensation associated with these awards totaled $16.0 million and $19.5 million, respectively. The unrecognized compensation cost related to restricted stock awards at December 31, 2016 is expected to be recognized over a weighted-average period of 2.2 years.
Restricted share units
In 2015, the Company issued restricted share units to certain of its executive officers. Restricted share units vest after the end of a three year performance period, based on satisfaction of the market and performance conditions set forth in the restricted share unit agreement. Recipients do not possess voting or investment power over the common stock underlying such units until vesting. The grant date fair value of these restricted share units is the same as the value of the corresponding number of shares of common stock, adjusted for assumptions surrounding the market-based conditions contained in the respective agreements. See Note 1 for further discussion of restricted share units with market or performance conditions.

The following table represents the compensation expense that was included in non-interest expense and related income tax benefits in the accompanying consolidated statements of comprehensive income related to restricted stock awards and restricted share units for the years ended December 31:

(Dollars in thousands)	2016	2015	2014
Compensation expense related to restricted stock awards and restricted share units	$12,513	$12,045	$9,932
Income tax benefit related to restricted stock awards and restricted share units	4,380	4,215	3,476
The following table represents unvested restricted stock award and restricted share unit activity for the years ended December 31:

	2016	2015	2014
Balance at beginning of period	507,130	506,289	523,756
Granted	254,276	207,575	168,254
Forfeited	(28,855)	(26,970)	(18,171)
Earned and issued	(189,290)	(179,764)	(167,550)
Balance at end of period	543,261	507,130	506,289

The weighted average grant date fair value of restricted stock awards and restricted share units granted was $48.84, $63.16, and $65.11 for the years ended December 31, 2016, 2015, and 2014, respectively. The total fair value of restricted stock awards and restricted share units vested during the years ended December 31, 2016, 2015, and 2014 was $10.7 million, $11.3 million, and $10.9 million, respectively.
Phantom stock awards
The Company issues phantom stock awards to certain key officers and employees. The awards are subject to a vesting period of five to seven years and are paid out in cash upon vesting. The amount paid per vesting period is calculated as the number of vested “share equivalents” multiplied by the closing market price of a share of the Company’s common stock on the vesting date. Share equivalents are calculated on the date of grant as the total award’s dollar value divided by the closing market price of a share of the Company’s common stock on the grant date. Award recipients are also entitled to a “dividend equivalent” on each unvested share equivalent held by the award recipient. A dividend equivalent is a dollar amount equal to the cash dividends that the participant would have been entitled to receive if the participant’s share equivalents were issued in shares of common stock. Dividend equivalents are reinvested as share equivalents that will vest and be paid out on the same date as the underlying share equivalents on which the dividend equivalents were paid. The number of share equivalents acquired with a dividend equivalent is determined by dividing the aggregate of dividend equivalents paid on the unvested share equivalents by the closing price of a share of the Company’s common stock on the dividend payment date.
Performance units
In 2016 and 2015, the Company issued performance units to certain of its executive officers. Performance units are tied to the value of shares of the Company's common stock, are payable in cash, and vest in increments of one-third per year after attainment of one or more performance measures. The value of performance units is the same as the value of the corresponding number of shares of common stock.
The following table indicates compensation expense recorded for phantom stock and performance units based on the number of share equivalents vested at December 31 of the years indicated and the current market price of the Company’s stock at that time:

(Dollars in thousands)	2016	2015	2014
Compensation expense related to phantom stock and performance units	$12,933	$12,109	$5,496

The following table represents phantom stock award and performance unit activity during the periods indicated.

(Dollars in thousands)	Number of share equivalents (1)	Value of share equivalents (2)
Balance, December 31, 2013	433,884	$27,270
Granted	146,166	9,479
Forfeited share equivalents	(22,800)	1,479
Vested share equivalents	(81,903)	5,512
Balance, December 31, 2014	475,347	$30,826
Granted	167,573	9,228
Forfeited share equivalents	(34,681)	1,910
Vested share equivalents	(145,809)	9,288
Balance, December 31, 2015	462,430	$25,466
Granted	215,745	18,069
Forfeited share equivalents	(42,051)	3,522
Vested share equivalents	(163,294)	8,509
Balance, December 31, 2016	472,830	$39,600

(1)	Number of share equivalents includes all reinvested dividend equivalents for the years indicated.

(2)
Except for share equivalents at the beginning of each period, which are based on the value at that time, and vested share payments, which are based on the cash paid at the time of vesting, the value of share equivalents is calculated based on the market price of the Company’s stock at the end of the respective periods. The market price of the Company’s stock was $83.75, $55.07 and $64.85 on December 31, 2016, 2015 and 2014, respectively.

401(k) defined contribution plan
The Company has a 401(k) Profit Sharing Plan covering substantially all of its employees. Annual employer contributions to the Plan are set by the Board of Directors. The Company made contributions of $1.9 million, $1.7 million, and $1.5 million for the years ended December 31, 2016, 2015, and 2014, respectively. The Plan provides, among other things, that participants in the Plan be able to direct the investment of their account balances within the Profit Sharing Plan into alternative investment funds. Participant deferrals under the salary reduction election may be matched by the employer based on a percentage to be determined annually by the employer.
NOTE 19 – COMMITMENTS AND CONTINGENCIES
Off-balance sheet commitments
In the normal course of business, to meet the financing needs of its customers, the Company is a party to credit related financial instruments, with risk not reflected in the consolidated financial statements. These financial instruments include commitments to extend credit, standby letters of credit, and commercial letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The credit policies used for these commitments are consistent with those used for on-balance sheet instruments. The Company’s exposure to credit loss in the event of non-performance by its customers under such commitments or letters of credit represents the contractual amount of the financial instruments as indicated in the table below. At December 31, 2016 and 2015, the fair value of guarantees under commercial and standby letters of credit was $1.6 million and $1.5 million, respectively. These amounts represent the unamortized fees associated with the guarantees and is included in “other liabilities” on the Company's consolidated balance sheets. This fair value will decrease as the existing commercial and standby letters of credit approach their expiration dates.

At December 31, 2016 and 2015, respectively, the Company had the following financial instruments outstanding and related reserves, whose contract amounts represent credit risk:

(Dollars in thousands)	2016	2015
Commitments to grant loans	$355,558	$61,240
Unfunded commitments under lines of credit	4,899,930	4,617,802
Commercial and standby letters of credit	163,560	150,281
Reserve for unfunded lending commitments	11,241	14,145
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
Legal proceedings
The nature of the business of the Company’s banking and other subsidiaries ordinarily results in a certain amount of claims, litigation, investigations, and legal and administrative cases and proceedings, which are considered incidental to the normal conduct of business. Some of these claims are against entities or assets of which the Company is a successor or acquired in business acquisitions. The Company has asserted defenses to these litigations and, with respect to such legal proceedings, intends to continue to defend itself vigorously, litigating or settling cases according to management’s judgment as to what is in the best interest of the Company and its shareholders.
In July of 2016, a subsidiary of IBERIABANK received a subpoena from the Office of Inspector General of the U.S. Department of Housing and Urban Development (“HUD”) requesting information on certain previously originated loans insured by the Federal Housing Administration ("FHA") as well as other documents regarding the subsidiary's FHA-related policies and practices.  The Company is cooperating with HUD and is in the process of responding to the subpoena.  Given the current status of the matter, the Company is unable to determine if its submission of the information requested will result in an additional information request by HUD and/or further proceedings by HUD or other government agencies.
The Company assesses its liabilities and contingencies in connection with outstanding legal proceedings utilizing the latest information available. Where it is probable that the Company will incur a loss and the amount of the loss can be reasonably estimated, the Company records a liability in its consolidated financial statements. These legal reserves may be increased or decreased to reflect any relevant developments on a quarterly basis. Where a loss is not probable or the amount of loss is not estimable, the Company does not accrue legal reserves. While the outcome of legal proceedings is inherently uncertain, based on information currently available, advice of counsel, and available insurance coverage, the Company’s management believes that it has established appropriate legal reserves. Any liabilities arising from pending legal proceedings are not expected to have a material adverse effect on the Company’s consolidated financial position, consolidated results of operations, or consolidated cash flows. However, it is possible that the ultimate resolution of these matters, if unfavorable, may be material to the Company’s consolidated financial position, consolidated results of operations, or consolidated cash flows.
As of the date of this filing, the Company believes the amount of losses associated with legal proceedings that it is reasonably possible to incur above amounts already accrued is not material.

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

	December 31, 2016
(Dollars in thousands)	Level 1	Level 2	Level 3	Total
Assets
Securities available for sale	$—	$3,446,097	$—	$3,446,097
Mortgage loans held for sale	—	157,041	—	157,041
Derivative instruments	—	38,886	—	38,886
Total	$—	$3,642,024	$—	$3,642,024
Liabilities
Derivative instruments	$—	$30,209	$—	$30,209
Total	$—	$30,209	$—	$30,209

	December 31, 2015
	Level 1	Level 2	Level 3	Total
Assets
Securities available for sale	$—	$2,800,286	$—	$2,800,286
Mortgage loans held for sale	—	166,247	—	166,247
Derivative instruments	—	30,486	—	30,486
Total	$—	$2,997,019	$—	$2,997,019
Liabilities
Derivative instruments	$—	$25,002	$—	$25,002
Total	$—	$25,002	$—	$25,002
During 2016 and 2015, there were no transfers between the Level 1 and Level 2 fair value categories.
Gains and losses (realized and unrealized) included in earnings (or accumulated other comprehensive income) during 2016 related to assets and liabilities measured at fair value on a recurring basis are reported in non-interest income or other comprehensive income as follows:

(Dollars in thousands)	Non-interest income	Other comprehensive income (loss), net of tax
Total gains (losses) included in earnings	$5,567	$—
Change in unrealized gains (losses) relating to assets still held at December 31, 2016	—	(24,450)

Non-recurring fair value measurements
The Company has segregated all assets and liabilities that are measured at fair value on a non-recurring basis into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date in the tables below.

	December 31, 2016
(Dollars in thousands)	Level 1	Level 2	Level 3	Total
Assets
Loans	$—	$—	$93,485	$93,485
OREO, net	—	—	185	185
Total	$—	$—	$93,670	$93,670

	December 31, 2015
(Dollars in thousands)	Level 1	Level 2	Level 3	Total
Assets
Loans	$—	$—	$31,669	$31,669
OREO, net	—	—	1,662	1,662
Total	$—	$—	$33,331	$33,331
The tables above exclude the initial measurement of assets and liabilities that were acquired as part of the acquisitions completed in 2015. These assets and liabilities were recorded at their fair value upon acquisition in accordance with U.S. GAAP and were not re-measured during the periods presented unless specifically required by U.S. GAAP. Acquisition date fair values represent either Level 2 fair value measurements (investment securities, property, equipment, and debt) or Level 3 fair value measurements (loans, OREO, deposits, and core deposit intangible assets).
In accordance with the provisions of ASC Topic 310, the Company records certain loans considered impaired at their estimated fair value. A loan is considered impaired if it is probable the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Fair value is measured at the estimated fair value of the collateral for collateral-dependent loans. Impaired loans with an unpaid principal balance of $125.5 million and $40.2 million were recorded at their fair value at December 31, 2016 and December 31, 2015, respectively. These loans are net of reserves and charge-offs of $32.0 million and $8.5 million included in the Company's allowance for credit losses at December 31, 2016 and December 31, 2015, respectively.
The Company did not record any liabilities at fair value for which measurement of the fair value was made on a non-recurring basis during the years ended December 31, 2016, 2015 and 2014.
Fair value option
The Company has elected the fair value option for certain originated residential mortgage loans held for sale, which allows for a more effective offset of the changes in fair values of the loans and the derivative instruments used to hedge them without the burden of complying with the requirements for hedge accounting. The Company has $12.7 million of mortgage loans held for investment for which the fair value option was elected upon origination and continue to be accounted for at fair value.
The following table summarizes the difference between the aggregate fair value and the aggregate unpaid principal balance for mortgage loans held for sale measured at fair value:

	December 31, 2016			December 31, 2015
(Dollars in thousands)	Aggregate Fair Value	Aggregate Unpaid Principal	Aggregate Fair Value Less Unpaid Principal	Aggregate Fair Value	Aggregate Unpaid Principal	Aggregate Fair Value Less Unpaid Principal
Mortgage loans held for sale, at fair value	$157,041	$153,801	$3,240	$166,247	$161,083	$5,164
Interest income on mortgage loans held for sale is recognized based on contractual rates and is reflected in interest income on loans held for sale in the consolidated statements of comprehensive income. Net gains (losses) resulting from the change in fair value of these loans that were recorded in mortgage income in the consolidated statements of comprehensive income totaled $2.1 million and ($1.0 million) for the years ended December 31, 2016 and 2015, respectively. The changes in fair value are mostly offset by economic hedging activities, with an insignificant portion of these changes attributable to changes in instrument-specific credit risk.

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

	December 31, 2016
(Dollars in thousands)	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
Financial Assets
Cash and cash equivalents	$1,362,126	$1,362,126	$1,362,126	$—	$—
Investment securities	3,535,313	3,536,029	—	3,536,029	—
Loans and loans held for sale, net of unearned income and allowance for loan losses	15,077,293	15,066,055	—	157,041	14,909,014
FDIC loss share receivables	—	—	—	—	—
Derivative instruments	38,886	38,886	—	38,886	—

Financial Liabilities
Deposits	$17,408,283	$16,762,475	$—	$—	$16,762,475
Short-term borrowings	509,136	509,136	334,136	175,000	—
Long-term debt	628,953	617,656	—	—	617,656
Derivative instruments	30,209	30,209	—	30,209	—

	December 31, 2015
(Dollars in thousands)	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
Financial Assets
Cash and cash equivalents	$510,267	$510,267	$510,267	$—	$—
Investment securities	2,899,214	2,901,247	—	2,901,247	—
Loans and loans held for sale, net of unearned income and allowance for loan losses	14,355,297	14,674,749	—	166,247	14,508,502
FDIC loss share receivables	39,878	9,163	—	—	9,163
Derivative instruments	30,486	30,486	—	30,486	—

Financial Liabilities
Deposits	$16,178,748	$15,696,245	$—	$—	$15,696,245
Short-term borrowings	326,617	326,617	216,617	110,000	—
Long-term debt	340,447	309,847	—	—	309,847
Derivative instruments	25,002	25,002	—	25,002	—
The fair value estimates presented herein are based upon pertinent information available to management as of December 31, 2016 and 2015. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

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
The Company has granted loans to executive officers and directors and their affiliates. These loans, including the related principal additions, principal payments, and unfunded commitments are not material to the consolidated financial statements at December 31, 2016 and 2015. None of the related party loans were classified as non-accrual, past due, troubled debt restructurings, or potential problem loans at December 31, 2016 and 2015, with the exception of the loan discussed below.
IBERIABANK and several other financial institutions have extended credit (the “Credit Facility”) under a multi-bank syndicated credit facility to Stone Energy Corporation (the “Borrower"). One of the Company’s directors, David H. Welch, is the Chairman, President and Chief Executive Officer of the Borrower. IBERIABANK holds approximately 6 percent of the total commitments from twelve banks under the Credit Facility. On December 14, 2016, the Borrower filed for Chapter 11 Bankruptcy with the U.S. Bankruptcy Court in the Southern District of Texas.  At the time of the filing, $341.5 million was outstanding under the Credit Facility.  Of this amount, approximately $20.3 million was outstanding and due to IBERIABANK. At December 31, 2016 and as of the date of this Report, the outstanding amount due IBERIABANK under the Credit Facility remained on non-accrual status.  On February 15, 2017, Borrower’s Second Amended Joint Prepackaged Plan of Reorganization (the “Plan”) was approved by the U.S. Bankruptcy Court.  Pursuant to the Plan, banks under the Credit Facility are to be allowed a claim in the aggregate principal amount of $341.5 million, which was the principal amount outstanding under the Credit Facility at the time of the bankruptcy filing. The Plan further provides that banks under the Credit Facility are to receive, on account of their prepetition claims, (i) their respective pro rata share of commitments and obligations owing with respect to outstanding loans under a new 4-year Reserve Based Lending Facility (the “Exit Facility”), and (ii) their respective pro rata share of prepetition cash as a partial repayment of such outstanding loans subject to re-borrowing to the extent permitted and pursuant to the terms of the Exit Facility held by such banks. As proposed under the Plan, the Exit Facility will differ from the Credit Facility with respect to the size of the facility and in certain other areas.  These differences include, but are not limited to (i) a reduction in the facility size to $200 million, (ii) a reduction in the borrowing base from $360 million to $200 million, and (iii) both the facility size and borrowing base being subject to further, ratable, reduction in the event of certain other occurrences. Definitive agreements with respect to the Exit Facility have yet to be finalized and so we are unable to provide further information regarding the Exit Facility at this time. As confirmed, the Plan proposes a full recovery to the banks under the Credit Facility of their prepetition claims, including IBERIABANK’s prepetition claim of approximately $20.3 million.
Deposits from related parties held by the Company were not material at December 31, 2016 and 2015.
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

•	Elimination of investment in subsidiary balances on certain operating segments included in total and average segment assets; and

•	Elimination of intercompany due to and due from balances on certain operating segments that are included in total and average segment assets.

	Year Ended December 31, 2016
(Dollars in thousands)	IBERIABANK	IMC	LTC	Consolidated
Interest and dividend income	$707,676	$9,261	$2	$716,939
Interest expense	64,068	3,633	—	67,701
Net interest income	643,608	5,628	2	649,238
Provision for loan losses	44,336	88	—	44,424
Mortgage income	405	83,448	—	83,853
Title revenue	—	—	22,213	22,213
Other non-interest income	127,751	4	—	127,755
Allocated expenses	(13,972)	10,686	3,286	—
Non-interest expense	484,099	65,133	17,433	566,665
Income before income tax expense	257,301	13,173	1,496	271,970
Income tax expense	79,565	5,023	605	85,193
Net income	$177,736	$8,150	$891	$186,777
Total loans and loans held for sale, net of unearned income	$15,004,360	$217,652	$—	$15,222,012
Total assets	21,319,267	315,057	24,866	21,659,190
Total deposits	17,402,742	5,541	—	17,408,283
Average assets	19,959,261	335,913	26,060	20,321,234

	Year Ended December 31, 2015
(Dollars in thousands)	IBERIABANK	IMC	LTC	Consolidated
Interest and dividend income	$639,793	$7,062	$3	$646,858
Interest expense	56,222	2,878	—	59,100
Net interest income	583,571	4,184	3	587,758
Provision for loan losses	30,908	—	—	30,908
Mortgage income	966	79,696	—	80,662
Title revenue	—	—	22,837	22,837
Other non-interest income	116,903	(2)	(7)	116,894
Allocated expenses	(16,253)	12,036	4,217	—
Non-interest expense	495,158	57,784	17,363	570,305
Income before income tax expense	191,627	14,058	1,253	206,938
Income tax expense	58,006	5,581	507	64,094
Net income	$133,621	$8,477	$746	$142,844
Total loans and loans held for sale, net of unearned income	$14,305,663	$188,012	$—	$14,493,675
Total assets	19,220,085	256,888	27,095	19,504,068
Total deposits	16,173,831	4,917	—	16,178,748
Average assets	18,146,216	230,819	25,671	18,402,706

	Year Ended December 31, 2014
(Dollars in thousands)	IBERIABANK	IMC	LTC	Consolidated
Interest and dividend income	$498,820	$5,992	$3	$504,815
Interest expense	42,983	1,721	—	44,704
Net interest income	455,837	4,271	3	460,111
Provision for loan losses	18,966	94	—	19,060
Mortgage income	71	51,726	—	51,797
Title revenue	—	—	20,492	20,492
Other non-interest income	101,401	(61)	(1)	101,339
Allocated expenses	(11,602)	8,203	3,399	—
Non-interest expense	412,165	44,761	16,688	473,614
Income before income tax expense	137,780	2,878	407	141,065
Income tax expense	34,352	1,148	183	35,683
Net income	$103,428	$1,730	$224	$105,382
Total loans and loans held for sale, net of unearned income	$11,415,973	$165,143	$—	$11,581,116
Total assets	15,537,731	194,156	26,017	15,757,904
Total deposits	12,515,329	5,196	—	12,520,525
Average assets	14,430,768	176,003	25,223	14,631,994

NOTE 24 – CONDENSED PARENT COMPANY ONLY FINANCIAL STATEMENTS
Condensed financial statements of the Parent are shown below. The Parent has no significant operating activities.
Condensed Balance Sheets

(Dollars in thousands)	December 31
	2016	2015
Assets
Cash in bank	$436,792	$154,298
Investments in subsidiaries	2,635,682	2,449,325
Other assets	40,423	54,454
	$3,112,897	$2,658,077
Liabilities and Shareholders’ Equity
Liabilities	$173,203	$159,242
Shareholders’ equity	2,939,694	2,498,835
	$3,112,897	$2,658,077

Condensed Statements of Income

	Year Ended December 31
(Dollars in thousands)	2016	2015	2014
Operating income
Reimbursement of management expenses	$65,104	$59,255	$46,433
Other income	829	(329)	437
Total operating income	65,933	58,926	46,870
Operating expenses
Interest expense	3,948	3,393	3,224
Salaries and employee benefits expense	45,623	41,689	31,981
Other expenses	19,566	17,492	14,576
Total operating expenses	69,137	62,574	49,781
Income (loss) before income tax benefit and increase in equity in undistributed earnings of subsidiaries	(3,204)	(3,648)	(2,911)
Income tax expense (benefit)	530	800	(518)
Income (loss) before equity in undistributed earnings of subsidiaries	(3,734)	(4,448)	(2,393)
Equity in undistributed earnings of subsidiaries	190,511	147,292	107,775
Net Income	186,777	142,844	105,382
Preferred stock dividends	(7,977)	—	—
Net Income Available to Common Shareholders	$178,800	$142,844	$105,382

Condensed Statements of Cash Flows

(Dollars in thousands)	Year Ended December 31
	2016	2015	2014
Cash Flow from Operating Activities
Net income	$186,777	$142,844	$105,382
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	98	416	595
Net income of subsidiaries	(190,511)	(147,292)	(107,775)
Share-based compensation cost	14,523	13,906	11,985
Gain on sale of assets	—	(110)	—
Tax benefit associated with share-based payment arrangements	(1,122)	(580)	(2,105)
Other operating activities, net	12,417	82,105	(27,274)
Net Cash Provided by (Used in) Operating Activities	22,182	91,289	(19,192)
Cash Flow from Investing Activities
Cash paid in excess of cash received for acquisitions	—	(5,054)	4,783
Proceeds from sale of premises and equipment	—	12	—
Purchases of premises and equipment	—	(2)	(36)
Return of capital from (Capital contributed to) subsidiary	(6,000)	5,000	(14,600)
Other investing activities, net	(749)	—	—
Net Cash (Used in) Investing Activities	(6,749)	(44)	(9,853)
Cash Flow from Financing Activities
Cash dividends paid on common stock	(56,793)	(52,318)	(43,070)
Cash dividends paid on preferred stock	(7,028)	—	—
Net share-based compensation stock transactions	6,899	1,915	7,966
Payments to repurchase common stock	(11,666)	—	—
Net proceeds from issuance of common stock	279,242	—	—
Net proceeds from issuance of preferred stock	55,285	76,812	—
Tax benefit associated with share-based payment arrangements	1,122	580	2,105
Net Cash Provided by (Used In) Financing Activities	267,061	26,989	(32,999)
Net Increase (Decrease) in Cash and Cash Equivalents	282,494	118,234	(62,044)
Cash and Cash Equivalents at Beginning of Period	154,298	36,064	98,108
Cash and Cash Equivalents at End of Period	$436,792	$154,298	$36,064

Corporate Information
Corporate Headquarters
IBERIABANK Corporation
200 West Congress Street
Lafayette, LA 70501
337.521.4012
Corporate Mailing Address
P.O. Box 52747
Lafayette, LA 70505-2747
Annual Meeting
IBERIABANK Corporation Annual Meeting of Shareholders will be held on Tuesday, May 9, 2017 at 4:00 p.m., local time, at the Windsor Court Hotel, located at 300 Gravier Street, New Orleans, Louisiana.
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
Daryl G. Byrd, President and CEO
337.521.4003
John R. Davis, Senior Executive Vice President
337.521.4005
Internet Addresses
www.iberiabank.com
www.iberiabankmortgage.com
www.lenderstitle.com
www.utla.com
www.iberiabankcreditcards.com

Stock Information

	MARKET PRICE			DIVIDENDS DECLARED
2016	HIGH	LOW	CLOSING
First Quarter	$54.60	$42.20	$51.27	$0.34
Second Quarter	$63.73	$47.87	$59.73	$0.34
Third Quarter	$69.93	$56.28	$67.12	$0.36
Fourth Quarter	$91.10	$62.66	$83.75	$0.36
	MARKET PRICE			DIVIDENDS DECLARED
2015	HIGH	LOW	CLOSING
First Quarter	$65.45	$54.34	$63.03	$0.34
Second Quarter	$71.21	$61.13	$68.23	$0.34
Third Quarter	$69.99	$56.63	$58.21	$0.34
Fourth Quarter	$65.38	$52.27	$55.07	$0.34

At January 31, 2017, IBERIABANK Corporation had approximately 2,710 shareholders of record.
Securities Listing
IBERIABANK Corporation’s common stock trades on the NASDAQ Global Select Market under the symbol “IBKC.” In local and national newspapers, the Company is listed under “IBERIABANK.” The Company's Series B Preferred Stock and Series C Preferred Stock trade on the NASDAQ Global Select marker under the symbols "IBKCP" and "IBKCO", respectively.
Dividend Restrictions
The majority of the Company’s revenue is from dividends declared and paid to the Company by its subsidiary, IBERIABANK, which is subject to laws and regulations that limit the amount of dividends and other distributions it can pay. In addition, the Company and IBERIABANK are required to maintain capital at or above regulatory minimums and to remain “well-capitalized” under prompt corrective action regulations. The declaration and payment of dividends on the Company’s capital stock also is subject to contractual restrictions. While the Company has Series B preferred stock and Series C preferred stock outstanding, the Company may not declare and pay a dividend on its common stock unless dividends on all such outstanding preferred stock have been declared and paid in full or declared and a sum sufficient for the payment of those dividends has been set aside. See Note 14- Long-Term Debt and Note 16- Shareholders Equity, Capital Requirements and Other Regulatory Matters and Management’s Discussion and Analysis of Financial Condition and Results of Operations - Funding Sources - Long-term Debt.
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