Form 10-K, Exhibit 13
period 2017-12-31
IBERIABANK CORP
filed 2018-02-23
CIK 933141

EXHIBIT 13
[Portions of Annual Report to Shareholders]
When we refer to the “Company,” “we,” “our” or “us” in this Report, we mean IBERIABANK Corporation and subsidiaries (consolidated). When we refer to the “Parent,” we mean IBERIABANK Corporation. See the Glossary of Defined Terms for terms used throughout this Report.
CAUTION ABOUT FORWARD-LOOKING STATEMENTS
To the extent that statements in this Report relate to future plans, objectives, financial results or performance of the Company, these statements are deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements, which are based on management’s current information, estimates and assumptions and the current economic environment, are generally identified by use of the words “may,” “plan,” “believe,” “expect,” “intend,” “will,” “should,” “continue,” “potential,” “anticipate,” “estimate,” “predict,” “project” or similar expressions, or the negative of these terms or other comparable terminology. The Company’s actual strategies and results in future periods may differ materially from those currently expected due to various risks and uncertainties.
Forward-looking statements represent management’s beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial condition to differ materially from those expressed in or implied by such statements. Factors that could cause or contribute to such differences include, but are not limited to: the level of market volatility, our ability to execute our growth strategy, including the availability of future bank acquisition opportunities, our ability to execute on our revenue and efficiency improvement initiatives, unanticipated delays, losses, business disruptions and diversion of management time related to the completion and integration of mergers and acquisitions, refinements to purchase accounting adjustments for acquired businesses and assets and assumed liabilities in these transactions, adjustments of fair values of acquired assets and assumed liabilities and of deferred taxes in acquisitions, actual results deviating from the Company’s current estimates and assumptions of timing and amounts of cash flows, credit risk of our customers, effects of low energy and commodity prices, effects of residential real estate prices and levels of home sales, our ability to satisfy capital and liquidity standards, sufficiency of our allowance for loan losses, changes in interest rates, access to funding sources, reliance on the services of executive management, competition for loans, deposits and investment dollars, competition from competitors with greater financial resources than the Company, reputational risks and social factors, changes in government regulations and legislation, increases in FDIC insurance assessments, geographic concentration of our markets, economic or business conditions in our markets or nationally, rapid changes in the financial services industry, significant litigation, cyber-security risks including dependence on our operational, technological, and organizational systems and infrastructure and those of third party providers of those services, hurricanes and other adverse weather events, and valuation of intangible assets. Factors that may cause actual results to differ materially from these forward-looking statements are discussed in the Company’s Annual Report on Form 10-K and other filings with the Securities and Exchange Commission (the “SEC”), available at the SEC’s website, www.sec.gov, and the Company’s website, www.iberiabank.com, under the heading “Investor Relations” and then “Financial Information.” All information is as of the date of this Report. Except to the extent required by applicable law or regulation, the Company undertakes no obligation to revise or update publicly any forward-looking statement for any reason.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis is intended to assist readers in understanding the consolidated financial condition and results of operations of IBERIABANK Corporation and its wholly owned subsidiaries (collectively, the “Company”) as of and for the period ended December 31, 2017. This discussion should be read in conjunction with the consolidated financial statements, accompanying footnotes and supplemental financial data included herein. The emphasis of this discussion will be amounts as of December 31, 2017 compared to December 31, 2016 for the balance sheets and the twelve months ended December 31, 2017 compared to December 31, 2016 for the statements of comprehensive income. Certain amounts in prior year presentations have been reclassified to conform to the current year presentation.
EXECUTIVE OVERVIEW
The Company is a $27.9 billion regional financial holding company with offices in Louisiana, Arkansas, Tennessee, Alabama, Texas, Florida, Georgia, and South Carolina, offering commercial, private banking, consumer, small business, wealth and trust management, retail brokerage, mortgage, and title insurance services.
Highlights of the Company's performance for the year ended December 31, 2017 are discussed below and compared to the results for the year ended December 31, 2016. Refer to subsequent sections of Management's Discussion and Analysis for further detail regarding the fluctuations noted below. Results in 2017 were primarily impacted by the acquisition of Sabadell United Bank, N.A. ("Sabadell United") from Banco de Sabadell, S.A. ("Banco Sabadell") on July 31, 2017, as well as recently enacted U.S. tax reform in December 2017.
2017 Summary Financial Results

•
Net income available to common shareholders for the year ended December 31, 2017 totaled $133.3 million, or $2.59 diluted EPS, compared to $178.8 million, or $4.30 diluted EPS, in 2016. Results in 2017 were significantly impacted by the acquisition of Sabadell United, which included $41.0 million in merger-related costs, and the estimated net impact of the 2017 Tax Cuts and Jobs Act, which increased income tax expense by $51.0 million. Non-GAAP core EPS, which excludes merger-related costs, the impact of tax reform, and other items disclosed in Table 29 - Non-GAAP Measures, was $4.47 in 2017 compared to $4.43 in 2016.

•
Net interest income increased $159.6 million, or 25%, to $808.8 million in 2017, primarily as a result of increases in average earning assets and higher loan yields, offset by smaller increases in average interest-bearing liabilities and costs of deposits. Net interest margin on a taxable equivalent basis increased eight basis points to 3.64% over the same time period.

•	Non-interest income in 2017 decreased $22.8 million, or 10%, to $211.0 million, primarily due to a decrease in mortgage income.

•
Non-interest expense increased $109.2 million, or 19%, to $675.9 million at December 31, 2017, largely due to merger and compensation-related expenses related to the Sabadell United acquisition and the settlement of the previously disclosed HUD lawsuit.

•	Total loan growth was $5.0 billion, or 33%, in 2017, of which $4.0 billion was acquired through the Sabadell United acquisition.

•	Total deposit growth was $4.1 billion, or 23%, in 2017, of which $4.4 billion was acquired through the Sabadell United acquisition.

•	Asset quality improved as non-performing loans to total loans decreased to 0.76% at December 31, 2017, from 1.53% at December 31, 2016.

•
Shareholders' equity increased $757.1 million, or 26%, from year-end 2016, primarily driven by the issuance 6.1 million shares of common stock in March 2017 and the issuance of 2.6 million shares of common stock to Banco Sabadell as part of consideration for the Sabadell United acquisition.

•
On October 19, 2017, the Company entered into a Merger Agreement with Gibraltar Private Bank & Trust Company (“Gibraltar”). As of February 22, 2018, the Company has received all necessary regulatory and shareholder approvals and anticipates closing the transaction and converting branch and operating systems by the end of the first quarter of 2018.

TABLE 1—KEY RATIOS

	Years Ended December 31
	2017	2016
Earnings Per Common Share	$2.59	$4.30
Core Earnings Per Common Share (Non-GAAP)	$4.47	$4.43
Return on Average Assets	0.58%	0.92%
Core Return on Average Assets (Non-GAAP)	0.98%	0.95%
Return on Average Common Equity	3.95%	7.08%
Core Return on Average Common Equity (Non-GAAP)	6.82%	7.29%
Efficiency Ratio	66.3%	64.2%
Core Efficiency Ratio (Non-GAAP)	60.0%	62.0%
Net Interest Margin (TE)	3.64%	3.56%

2018 Outlook
Management's financial guidance for 2018 provided below excludes any anticipated changes in interest rates. The guidance does include the realization of the full run-rate of non-interest expense reductions for 2018 related to the acquisition of Sabadell United Bank, N.A.; continued headwinds in the mortgage business with impact to both non-interest income and non-interest expense as operational aspects of the business are streamlined; and the impact of the previously announced $12 million expense initiative, which is assumed to be completed by the end of March 2018. Also, management's expectations on earning assets growth includes our assumption that the pending acquisition of Gibraltar Private Bank & Trust, Co., is completed by the end of the first quarter of 2018.
The following further details management's expectations for 2018:

•	Average earning assets of approximately $27.3 billion to $27.7 billion;

•	Consolidated annualized loan growth of 15% to 17%;

•	Consolidated annualized deposit growth of 17% to 21%;

•	Provision expense of approximately $37 million to $42 million;

•	Non-interest income, on a non-GAAP core basis, of approximately $210 million to $220 million;

•	Non-interest expense, on a non-GAAP core basis, of approximately $700 million to $710 million;

•	An effective tax rate of approximately 21% to 22%;

•	Net interest margin of approximately 3.55% to 3.63%;

•	Pre-tax one time charges of approximately $28 million to $31 million; and

•	Stable credit quality.

Significant Transactions
Acquisition of Sabadell United Bank, N.A. ("Sabadell United")
On July 31, 2017, the Company acquired Sabadell United from Banco de Sabadell, S.A. for total consideration of $1.0 billion. The acquisition added $4.0 billion in loans and $4.4 billion in deposits after preliminary fair value adjustments. The acquisition expanded our presence in Southeast Florida adding 25 offices serving the Miami metropolitan area and three offices in Naples, Sarasota and Tampa. The Company successfully completed the conversion of branch and operating systems associated with the acquisition during October of 2017. The Company incurred acquisition and conversion (collectively, "merger-related") expenses of $41.0 million during 2017 related to the acquisition of Sabadell United.
The preliminary fair value estimates of the acquired identifiable assets and liabilities assumed during 2017 for the acquisition of Sabadell United are presented in Note 3, Acquisition Activity, to the consolidated financial statements. The following table is a summary of the Company's acquisition activity during the years indicated:
TABLE 2—SUMMARY OF ACQUISITION ACTIVITY FROM 2014 TO 2017

(Dollars in millions)
Acquisition	Acquisition Date	Total Tangible Assets Acquired	Total Loans and Loans Held for Sale Acquired	Total Deposits Acquired	Goodwill	Other Intangible Assets
Trust One Bank - Memphis Operations	2014	$180.2	$86.5	$191.3	$8.6	$2.6
Teche Holding Company	2014	854.4	700.5	639.6	80.4	7.4
First Private Holdings, Inc.	2014	350.9	299.3	312.3	26.3	0.5
Florida Bank Group, Inc.	2015	535.9	307.5	392.2	17.4	4.5
Old Florida Bancshares, Inc.	2015	1,540.0	1,068.9	1,389.8	100.8	6.8
Georgia Commerce Bancshares, Inc.	2015	1,022.3	793.4	908.0	86.7	6.7
Sabadell United Bank, N.A.	2017	5,434.0	4,026.2	4,383.0	462.0	66.6
Total Acquisitions, 2014-2017		$9,917.7	$7,282.3	$8,216.2	$782.2	$95.1
Announcement of Gibraltar Private Bank & Trust Company ("Gibraltar") Acquisition
On October 19, 2017, the Company entered into a Merger Agreement with Gibraltar, an all stock transaction with an estimated value of $223 million as of that date. Management believes the merger provides another point of leverage in the Florida markets for IBERIABANK and further complements the recent acquisition of Sabadell United. The merger will also enhance the Company's capabilities to serve clients in private banking, residential lending, and wealth management within Southeast Florida. As of February 22, 2018, the Company has received all necessary regulatory and shareholder approvals and anticipates closing the transaction and converting branch and operating systems by the end of the first quarter of 2018.
Enactment of U.S. Tax Reform
On December 22, 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted into law and resulted in significant corporate tax reform, including a reduction of the corporate income tax rate from 35% to 21% effective January 1, 2018, and changes in business deductions, among others. Under U.S. GAAP, recognition of the effects of tax law changes is required in the period of enactment, the most significant of which was remeasuring our deferred tax assets and liabilities, resulting in a $51.0 million increase to 2017 income tax expense. Also in December 2017, the SEC staff issued Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act ("SAB 118"), which allows for the recording of provisional amounts during a measurement period not to extend beyond one year of the enactment date. Since the Tax Act was passed late in the fourth quarter of 2017, the $51.0 million that the Company recorded is considered provisional.  The Company calculated this provisional amount based on the best available information as of December 31, 2017, assuming the methods and elections applied in the 2017 Federal and state income tax returns would be consistent with prior periods.  We anticipate filing our income tax returns no later than November 2018, at which time the methods and elections applied in and deferred income tax positions resulting from those returns will be determined.  Such final determinations could result in changes to the provisional amount recorded, which will be recorded within the measurement period of SAB 118.

Additionally, as our accounting for the Sabadell United acquisition is still preliminary, we consider the accounting for acquisition-related deferred taxes to be provisional. We expect to finalize the accounting for the Sabadell United acquisition within the measurement period for that acquisition (i.e., no later than July 31, 2018), which will allow us to complete our analysis of the requirements of the Tax Act within the measurement period of SAB 118.
Capital Transactions
On March 7, 2017, the Company issued and sold 6,100,000 shares of its common stock at a price of $83.00 per common share. Net proceeds from the offering, after deduction of underwriting discounts, commissions, and direct issuance costs, were $485.2 million. The proceeds from this issuance were used to partially finance the cash portion of the purchase price for the acquisition of Sabadell United. The acquisition provided for Banco de Sabadell, S.A. to receive $809.2 million in cash and 2,610,304 shares of the Company's common stock ($211.0 million based on the Company's closing stock price of $80.85 on the acquisition date). Banco de Sabadell, S.A. sold the 2.6 million shares received as part of acquisition proceeds early in the fourth quarter of 2017.

FINANCIAL OVERVIEW
Selected consolidated financial and other data for the past five years is shown in the following tables.
TABLE 3—SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA(1,2)

	Years Ended December 31					2017 vs. 2016
(Dollars in thousands, except per share data)	2017	2016	2015	2014	2013	$ Change	% Change
Income Statement Data
Interest and dividend income	$913,783	$716,939	$646,858	$504,815	$437,197	196,844	27
Interest expense	104,937	67,701	59,100	44,704	46,953	37,236	55
Net interest income	808,846	649,238	587,758	460,111	390,244	159,608	25
Provision for loan losses	51,111	44,424	30,908	19,060	5,145	6,687	15
Net interest income after provision for loan losses	757,735	604,814	556,850	441,051	385,099	152,921	25
Non-interest income	211,040	233,821	220,393	173,628	168,958	(22,781)	(10)
Non-interest expense	675,896	566,665	570,305	473,614	472,796	109,231	19
Income before income tax expense	292,879	271,970	206,938	141,065	81,261	20,909	8
Income tax expense	150,466	85,193	64,094	35,683	16,133	65,273	77
Net income	142,413	186,777	142,844	105,382	65,128	(44,364)	(24)
Less: Preferred stock dividends	9,095	7,977	—	—	—	1,118	14
Net Income Available to Common Shareholders	$133,318	$178,800	$142,844	$105,382	$65,128	(45,482)	(25)
Earnings per common share – basic	$2.61	$4.32	$3.69	$3.31	$2.20	(1.71)	(40)
Earnings per common share – diluted	2.59	4.30	3.68	3.30	2.20	(1.71)	(40)
Cash dividends per common share	1.46	1.40	1.36	1.36	1.36	0.06	4

(Dollars in thousands, except per share data)	As of December 31					2017 vs. 2016
	2017	2016	2015	2014	2013	$ Change	% Change
Balance Sheet Data
Total assets	$27,904,129	$21,659,190	$19,504,068	$15,757,904	$13,365,550	6,244,939	29
Cash and cash equivalents	625,724	1,362,126	510,267	548,095	391,396	(736,402)	(54)
Investment securities	4,817,380	3,535,313	2,899,214	2,275,813	2,090,906	1,282,067	36
Loans, net of unearned income	20,078,181	15,064,971	14,327,428	11,441,044	9,492,019	5,013,210	33
Goodwill and other intangible assets, net	1,277,464	759,823	765,655	548,130	425,442	517,641	68
Deposits	21,466,717	17,408,283	16,178,748	12,520,525	10,737,000	4,058,434	23
Borrowings	2,487,132	1,138,089	667,064	1,248,996	961,043	1,349,043	119
Shareholders’ equity	3,696,791	2,939,694	2,498,835	1,852,148	1,530,346	757,097	26
Book value per common share (3)	66.17	62.68	58.87	55.37	51.38	3.49	6
Tangible book value per common share (Non-GAAP)(3) (5)	42.56	45.80	40.35	39.08	37.15	(3.24)	(7)

	As of and For the Years Ended December 31
	2017	2016	2015	2014	2013
Key Ratios (4)
Return on average assets	0.58%	0.92%	0.78%	0.72%	0.50%
Return on average common equity	3.95	7.08	6.41	6.17	4.26
Return on average tangible common equity (Non-GAAP) (5)	5.85	10.44	9.65	9.04	6.17
Equity to assets at end of period	13.25	13.57	12.81	11.75	11.45
Earning assets to interest-bearing liabilities at end of period	144.20	146.60	142.28	135.15	132.74
Interest rate spread (6)	3.42	3.40	3.45	3.40	3.26
Net interest margin (TE) (6) (7)	3.64	3.56	3.58	3.51	3.38
Non-interest expense to average assets	2.76	2.79	3.10	3.24	3.64
Efficiency ratio (8)	66.27	64.17	70.57	74.73	84.60
Tangible efficiency ratio (TE) (Non-GAAP) (5) (7) (8)	64.17	62.37	68.57	72.53	82.10
Common stock dividend payout ratio	57.47	32.94	38.46	42.05	62.11
Asset Quality Data
Non-performing assets to total assets at end of period (9)	0.64%	1.16%	0.47%	0.58%	1.22%
Allowance for credit losses to non-performing loans at end of period (9)	101.19	67.84	266.35	371.79	344.35
Allowance for credit losses to total loans at end of period	0.77	1.04	1.06	1.24	1.62
Consolidated Capital Ratios
Tier 1 leverage capital ratio	9.35%	10.86%	9.52%	9.35%	9.70%
Common Equity Tier 1 (CET1)	10.57	11.84	10.10	N/A	N/A
Tier 1 risk-based capital ratio	11.16	12.59	10.73	11.17	11.57
Total risk-based capital ratio	12.37	14.13	12.17	12.30	12.82

(1)	Certain balances and amounts have been restated for the effect of the adoption of ASU No. 2014-01 on January 1, 2015.

(2)
2014 data is impacted by the Company’s acquisitions of certain assets and liabilities of Trust One - Memphis on January 17, 2014, Teche on May 31, 2014, and First Private on June 30, 2014. 2015 data is impacted by the Company’s acquisitions of Florida Bank Group on February 28, 2015, Old Florida on March 31, 2015, and Georgia Commerce on May 31, 2015. 2017 data is impacted by the Company's acquisition of Sabadell United on July 31, 2017.

(3)	Shares used for book value purposes are net of shares held in treasury at the end of 2014 and 2013.

(4)	With the exception of end-of-period ratios, all ratios are based on average daily balances during the respective periods.

(5)	Tangible calculations eliminate the effect of goodwill and acquisition-related intangible assets and the corresponding amortization expense on a tax-effected basis where applicable.

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

Allowances for Legacy and Acquired Non-Impaired Loans

The legacy and acquired non-impaired ACL, which represent management’s estimate of probable losses inherent in the Company’s legacy and acquired non-impaired loan portfolios, involve a high degree of judgment and complexity. The Company’s policy is to establish reserves through provisions for credit losses in the consolidated statements of comprehensive income for estimated losses on delinquent and other problem loans, as well as loans which have not yet explicitly exhibited factors indicating credit weakness, when it is determined that losses have been incurred on such loans. Management’s determination of the appropriateness of the legacy and acquired non-impaired ACL is based on various factors requiring judgments and estimates, including management’s evaluation of the credit quality of the portfolio (determined through the assignment of risk ratings, assessments of past due status, and scores from credit agencies), historical loss experience, current economic conditions, the volume and type of lending conducted by the Company, composition of the portfolio, the amount of the Company’s classified assets, seasoning of the loan portfolio, value of collateral, the ability to monetize guarantor support and other relevant factors. Estimates in which management exercises significant judgment are the assessments of risk ratings, collateral values, projected principal and interest cash flows, guarantor support on the Company’s commercial loan portfolio, and the application of qualitative adjustments to the quantitative measurements across all portfolios. Other changes in estimates included in the estimation of the ACL may also have a significant impact on the consolidated financial statements. For further discussion of the ACL, see Note 1, Summary of Significant Accounting Policies, and Note 6, Allowance for Credit Losses, to the consolidated financial statements.

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

As discussed in Note 1, Summary of Significant Accounting Policies, to the consolidated financial statements, the Company performs a goodwill evaluation at least annually or whenever events or changes in circumstances indicate that it is more likely than not the fair value of a reporting unit is less than its respective carrying amount. As part of its testing, the Company may elect to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the results of the qualitative assessment indicate that more likely than not a reporting unit’s fair value is less than its carrying amount, the Company determines the fair value of the respective reporting unit (through the application of various quantitative valuation methodologies) relative to its carrying amount to determine whether quantitative indicators of potential impairment are present (i.e., Step 1). The Company may also elect to bypass the qualitative assessment and begin with Step 1. If the results of Step 1 indicate that the fair value of the reporting unit may be below its carrying amount, the Company determines the fair value of the reporting unit’s assets and liabilities, considering deferred taxes, and then measures impairment loss by comparing the implied fair value of goodwill with the carrying amount of that goodwill (i.e., Step 2). The Company concluded goodwill was not impaired as of October 1, 2017. Further, no events or changes in circumstances between October 1, 2017 and December 31, 2017 indicated that it was more likely than not the fair value of any reporting unit had been reduced below its carrying value.

Based on the testing performed in 2017 and 2016, management concluded that for the IBERIABANK, Mortgage, and LTC reporting units, goodwill was not impaired at any time during those periods.

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

For additional information on goodwill and intangible assets, see Note 1, Summary of Significant Accounting Policies, and Note 9, Goodwill and Other Acquired Intangible Assets, to the consolidated financial statements.

Income Taxes

In the ordinary course of business, we conduct transactions in various taxing jurisdictions (Federal, state, and local) that are subject to complex income tax laws and regulations, which may differ by jurisdiction. The Company is often required to exercise significant judgment regarding the interpretation of these tax laws and regulations, in which the Company’s anticipated and actual liability could significantly vary based upon the taxing authority’s interpretation. Adjustments to current, accrued, or deferred taxes may occur due to modifications in tax rates, newly enacted laws, resolution of items with taxing authorities, alterations to interpretative statutory, judicial, and regulatory guidance that affects the Company’s tax positions, methods or elections changes, or other facts and circumstances.

The 2017 Tax Cuts and Jobs Act (the "Tax Act") enacted on December 22, 2017 resulted in the Company applying a new lower federal income tax rate (21%) to the Company’s deferred tax assets and liabilities recorded as of December 31, 2017. The Company estimated the re-measurement of the deferred tax assets and liabilities to result in an additional $51.0 million of 2017 income tax expense; however, the final impact may differ due to assumptions made and actions taken by the Company as a result of the Tax Act.

RESULTS OF OPERATIONS
The Company reported net income available to common shareholders of $133.3 million, $178.8 million, and $142.8 million for the years ended December 31, 2017, 2016, and 2015, respectively. EPS on a diluted basis was $2.59 for 2017, $4.30 for 2016, and $3.68 for 2015.
The following discussion provides additional information on the Company’s operating results for the years ended December 31, 2017, 2016, and 2015, segregated by major income statement captions.
Net Interest Income/Net Interest margin
Net interest income is the difference between interest realized on earning assets and interest paid on interest-bearing liabilities and is also the largest driver of earnings. As such, it is subject to constant scrutiny by management. The rate of return and relative risk associated with earning assets are weighed to determine the appropriateness and mix of earning assets. Additionally, the need for lower cost funding sources is weighed against relationships with clients and future growth opportunities. The Company’s net interest spread, which is the difference between the yields earned on average earning assets and the rates paid on average interest-bearing liabilities, was 3.42%, 3.40%, and 3.45%, during the years ended December 31, 2017, 2016, and 2015, respectively. The Company’s net interest margin on a taxable equivalent (“TE”) basis, which is net interest income (TE) as a percentage of average earning assets, was 3.64%, 3.56%, and 3.58%, respectively, for the same periods.

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
TABLE 4—AVERAGE BALANCES, NET INTEREST INCOME AND INTEREST YIELDS / RATES

	2017			2016			2015
(Dollars in thousands)	Average Balance	Interest Income/ Expense (2)	Yield/ Rate (TE)(3)	Average Balance	Interest Income/ Expense(2)	Yield/ Rate (TE)(3)	Average Balance	Interest Income/ Expense (2)	Yield/ Rate (TE)(3)
Earning Assets:
Loans(1):
Commercial loans	$12,252,823	$556,883	4.59%	$10,529,830	$459,352	4.42%	$9,292,251	$411,351	4.49%
Residential mortgage loans	2,032,710	90,845	4.47%	1,236,640	54,966	4.44%	1,165,524	53,948	4.63%
Consumer and other loans	2,884,239	155,219	5.38%	2,894,584	148,718	5.14%	2,815,554	141,667	5.03%
Total loans	17,169,772	802,947	4.71%	14,661,054	663,036	4.56%	13,273,329	606,966	4.61%
Mortgage loans held for sale	144,658	4,679	3.23%	204,669	6,564	3.21%	176,793	6,164	3.49%
Investment securities(4)	4,347,581	96,194	2.31%	2,927,588	59,154	2.14%	2,595,806	53,165	2.16%
FDIC loss share receivable	7,646	—	—%	29,396	(16,023)	(54.51)%	52,494	(23,500)	(44.77)%
Other earning assets	813,032	9,963	1.23%	654,357	4,208	0.64%	553,629	4,063	0.73%
Total earning assets	22,482,689	913,783	4.11%	18,477,064	716,939	3.93%	16,652,051	646,858	3.94%
Allowance for loan losses	(144,426)			(147,520)			(130,808)
Non-earning assets	2,142,393			1,991,690			1,881,463
Total assets	$24,480,656			$20,321,234			$18,402,706
Interest-bearing liabilities
Deposits:
NOW accounts	$3,390,268	$16,385	0.48%	$2,922,587	$8,816	0.30%	$2,620,570	$6,903	0.26%
Savings and money market accounts	7,912,990	42,353	0.54%	6,578,622	24,725	0.38%	6,274,498	21,063	0.34%
Certificates of deposit	2,228,029	21,095	0.95%	2,141,399	18,040	0.84%	2,260,237	19,137	0.85%
Total interest-bearing deposits(5)	13,531,287	79,833	0.59%	11,642,608	51,581	0.44%	11,155,305	47,103	0.42%
Short-term borrowings	905,755	7,557	0.83%	614,073	2,452	0.40%	426,011	797	0.19%
Long-term debt	854,425	17,547	2.05%	616,309	13,668	2.22%	388,220	11,200	2.88%
Total interest-bearing liabilities	15,291,467	104,937	0.69%	12,872,990	67,701	0.53%	11,969,536	59,100	0.49%
Non-interest-bearing demand deposits	5,440,477			4,582,533			3,996,821
Non-interest-bearing liabilities	240,362			228,117			175,315
Total liabilities	20,972,306			17,683,640			16,141,672
Shareholders’ equity	3,508,350			2,637,594			2,261,034
Total liabilities and shareholders’ equity	$24,480,656			$20,321,234			$18,402,706
Net earning assets	$7,191,222			$5,604,074			$4,682,515
Net interest income/ Net interest spread		$808,846	3.42%		$649,238	3.40%		$587,758	3.45%
Net interest income (TE) / Net interest margin (TE) (3)		$819,107	3.64%		$658,439	3.56%		$596,276	3.58%

(1)
Total loans include non-accrual loans for all periods presented. Interest income in Table 4 above excludes approximately $9.5 million, $11.9 million and $2.1 million, in interest income that would have been recorded in 2017, 2016 and 2015, respectively, if non-accrual loans (excluding acquired impaired loans) had been current in accordance with their contractual terms.

(2)	Interest income includes loan fees of $3.0 million, $2.9 million, and $2.8 million for the years ended December 31, 2017, 2016, and 2015, respectively.

(3)	Taxable equivalent yields are calculated using a rate of 35%, which approximates the marginal tax rate.

(4)	Balances exclude unrealized gain or loss on securities available for sale and the impact of trade date accounting.

(5)	Total deposit costs for the years ended December 31, 2017, 2016 and 2015 were 0.42%, 0.32%, and 0.31%, respectively.

Net interest income increased $159.6 million, or 25%, to $808.8 million in 2017. The primarily volume-driven increase in net interest income in 2017 is the result of a $4.0 billion, or 22%, increase in average earning assets, primarily due to the Sabadell United acquisition, and an 18 basis point increase in earning asset yield. Average loans increased $2.5 billion, or 17%, and the associated taxable-equivalent yield increased 15 basis points. This was partially offset by increases in average interest-bearing liabilities and costs of deposits. Average interest-bearing liabilities increased $2.4 billion, or 19%, and the average cost of interest-bearing deposits rose 15 basis points. Net interest margin on a tax-equivalent basis increased eight basis points to 3.64% from 3.56% when comparing the periods.
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
TABLE 5—SUMMARY OF CHANGES IN NET INTEREST INCOME

	2017 Compared to 2016			2016 Compared to 2015
	Change Attributable To			Change Attributable To
(Dollars in thousands)	Volume	Rate	Net Increase (Decrease)	Volume	Rate	Net Increase (Decrease)
Earning assets:
Loans:
Commercial loans	$78,841	$18,690	$97,531	$54,454	$(6,453)	$48,001
Residential mortgage loans	35,576	303	35,879	3,213	(2,195)	1,018
Consumer and other loans	(137)	6,638	6,501	4,801	2,250	7,051
Loans held for sale	(1,941)	56	(1,885)	920	(520)	400
Investment securities	30,824	6,216	37,040	7,174	(1,185)	5,989
FDIC loss share receivable	6,814	9,209	16,023	11,831	(4,354)	7,477
Other earning assets	1,277	4,478	5,755	926	(781)	145
Net change in income on earning assets	151,254	45,590	196,844	83,319	(13,238)	70,081
Interest-bearing liabilities:
Deposits:
NOW accounts	1,589	5,980	7,569	847	1,066	1,913
Savings and money market accounts	6,174	11,454	17,628	1,464	2,198	3,662
Certificates of deposit	752	2,303	3,055	(1,001)	(96)	(1,097)
Borrowings	6,688	2,296	8,984	6,072	(1,949)	4,123
Net change in expense on interest-bearing liabilities	15,203	22,033	37,236	7,382	1,219	8,601
Change in net interest spread	$136,051	$23,557	$159,608	$75,937	$(14,457)	$61,480

2017 vs. 2016
Interest income increased $196.8 million in 2017 when compared to 2016. This increase was primarily volume-related as a result of the Sabadell United acquisition. Average loans increased $2.5 billion and average investment securities increased $1.4 billion when compared to 2016. The declining balance of the FDIC loss share receivable and the elimination of the negative yield related to the amortization expense also contributed to a $16.0 million increase in interest income. The Company terminated all FDIC loss share receivables in December of 2016 before acquiring an insignificant amount from Sabadell United on July 31, 2017. The yield on average earning assets was 18 basis points higher at 4.11% compared to 3.93% in the prior year.

Interest expense on average interest-bearing liabilities increased $37.2 million in 2017 primarily due to a $28.3 million increase in interest expense on average interest-bearing deposits. Growth of $1.9 billion in the average balance of interest-bearing deposits, primarily related to the Sabadell United acquisition, and a fifteen basis point increase in the rate paid during 2017 drove the increase in interest expense on average interest-bearing deposits. In addition, interest expense on the Company’s borrowings increased $9.0 million in 2017 as a result of an increase in average short-term borrowings of $291.7 million and an increase in average long-term debt of $238.1 million. The cost of average interest-bearing liabilities rose 16 basis points to 69 basis points compared to 53 basis points in the prior year.
2016 vs. 2015
The $70.1 million increase in interest income in 2016 was largely driven by an increase in earning asset volume compared to 2015. Average loan balances increased $1.4 billion, or 10%, largely driven by legacy commercial loan growth. The declining balance of the FDIC loss share receivable and related amortization also contributed to a $7.5 million increase in interest income.
During 2016, interest expense on average interest-bearing liabilities increased $8.6 million, or 15%, partially due to a $4.5 million, or 10%, increase in interest expense on average interest-bearing deposits. Growth of $487.3 million in the average balance of interest-bearing deposits and a two basis point increase in the rate paid during 2016 drove the increase in interest expense on interest-bearing deposits. In addition, interest expense on the Company’s borrowings increased $4.1 million in 2016 as a result of an increase in average long-term debt of $228.1 million and an increase in average short-term borrowings of $188.1 million.
Provision for Loan Losses
Management of the Company formally assesses the ACL quarterly and will make provisions for loan losses and unfunded lending commitments as necessary in order to maintain the appropriateness of the ACL at the balance sheet date.
2017 vs. 2016
The Company recorded a provision for loan losses of $51.1 million for the year ended December 31, 2017, a $6.7 million increase from the provision recorded for the same period of 2016. The Company also recorded a provision for unfunded lending commitments of $0.6 million during the current year, which is recorded in "credit and other loan-related expense" in the Company's consolidated statements of comprehensive income. As a result, the Company’s total provision for credit losses was $51.7 million in 2017, which is $10.2 million, or 25%, above the provision recorded in 2016. The increase in the Company’s provision for loan losses in 2017 was largely due to elevated charge-offs, primarily from energy-related credits, as well as legacy loan growth, but was favorably impacted by lower reserves on impaired loans. Net charge-offs were $55.9 million in 2017, $22.1 million higher than in 2016. The Company's provision for loan losses covered 91% of net charge-offs in 2017 compared to 131% coverage in 2016.
2016 vs. 2015
The Company recorded a provision for loan losses of $44.4 million for the year ended December 31, 2016, a $13.5 million increase from the provision recorded for the same period of 2015. The Company also recorded a reversal of provision for unfunded lending commitments of $2.9 million during 2016 resulting in a total provision for credit losses of $41.5 million in 2016, which was $8.3 million, or 25%, above the provision recorded in 2015. The Company’s provision for loan losses in 2016 was largely due to a $44.8 million provision recorded on legacy loans resulting primarily from the downward migration of energy-related credits due to general energy sector weakness, as well as legacy loan growth of $1.5 billion, or 13%.
Refer to the "Asset Quality" section of MD&A and Note 6, Allowance for Credit Losses, to the consolidated financial statements for additional information.
Non-interest Income
The Company’s operating results for the year ended December 31, 2017 included non-interest income of $211.0 million compared to $233.8 million and $220.4 million for the years ended December 31, 2016 and 2015, respectively. The decrease in non-interest income in 2017 was primarily driven by a decrease in mortgage income. Non-interest income as a percentage of total gross revenue (defined as total interest and non-interest income) was 19% in 2017 and 25% in both 2016 and 2015.

The following table illustrates the primary components of non-interest income.
TABLE 6—NON-INTEREST INCOME

				2017 vs. 2016		2016 vs. 2015
(Dollars in thousands)	2017	2016	2015	$ Change	% Change	$ Change	% Change
Mortgage income	$63,570	$83,853	$80,662	(20,283)	(24)	3,191	4
Service charges on deposit accounts	47,678	44,135	42,197	3,543	8	1,938	5
Title revenue	21,972	22,213	22,837	(241)	(1)	(624)	(3)
Broker commissions	9,902	15,338	17,592	(5,436)	(35)	(2,254)	(13)
ATM/debit card fee income	14,822	14,240	13,989	582	4	251	2
Credit card and merchant-related income	14,433	12,171	10,675	2,262	19	1,496	14
(Loss) gain on sale of available for sale securities	(148)	2,001	1,575	(2,149)	(107)	426	27
Trust income	9,705	7,174	6,974	2,531	35	200	3
Other non-interest income	29,106	32,696	23,892	(3,590)	(11)	8,804	37
	$211,040	$233,821	$220,393	(22,781)	(10)	13,428	6
2017 vs. 2016
Non-interest income decreased $22.8 million in 2017 when compared to 2016. This decrease was primarily driven by a $20.3 million decrease in mortgage income. The majority of the decline in mortgage income was volume-related, including a $615.7 million decrease in mortgage loan originations and a $603.9 million decrease in sales volume, while reduced margins in the secondary market contributed to a smaller portion of the decline. The volume-related decreases were due to the loss of mortgage production offices throughout the mortgage footprint, coupled with reduced activity due to higher interest rates. Locked pipeline volume also decreased $53 million compared to 2016.
Non-interest income in 2017 was also impacted by a $5.4 million decrease in broker commissions, the result of lower investment banking income and trading and research income. Trading and research income declined due to Iberia Capital Partner's trading and research desk being closed in 2017. Other non-interest income decreased by $3.6 million primarily due to a $4.1 million decrease in customer swap commission income.
The decreases in 2017 when compared to 2016 were partially offset by increases in service charges on deposit accounts, credit card and merchant-related income, and trust income.
2016 vs. 2015
After record levels of mortgage production in 2015, mortgage income increased by $3.2 million in 2016. The increase in mortgage income was primarily attributable to a $5.3 million increase in gains on sales and increases in servicing and other income offset by a more unfavorable derivative valuation adjustment of $2.5 million. The Company originated $2.5 billion in mortgage loans in 2016, consistent with 2015. The Company sold $2.5 billion in mortgage loans in 2016, up $23.7 million from 2015. In addition to the slight increase in sales volume, margin on sales was up 26 basis points in 2016 over 2015.
Other non-interest income increased $8.8 million in 2016, which included increases in customer swap commission income and business banking loan income. These increases were partially offset by a decrease in broker commissions.
Non-interest Expense
The Company’s results for 2017 included non-interest expense of $675.9 million, an increase of $109.2 million when compared to 2016. This increase is primarily due to Sabadell United-related merger, conversion, compensation and professional services expenses, as well as litigation-related professional services expenses resulting from the previously disclosed HUD lawsuit. For the year, the Company’s efficiency ratio was 66.3%, compared to 64.2% in 2016.

The following table illustrates the primary components of non-interest expense.
TABLE 7—NON-INTEREST EXPENSE

				2017 vs. 2016		2016 vs. 2015
(Dollars in thousands)	2017	2016	2015	$ Change	% Change	$ Change	% Change
Salaries and employee benefits	$379,527	$331,686	$322,586	47,841	14	9,100	3
Net occupancy and equipment	70,663	65,797	68,541	4,866	7	(2,744)	(4)
Communication and delivery	14,252	12,383	13,506	1,869	15	(1,123)	(8)
Marketing and business development	13,999	12,332	13,176	1,667	14	(844)	(6)
Data processing	39,176	25,091	34,424	14,085	56	(9,333)	(27)
Amortization of acquisition intangibles	12,590	8,415	7,811	4,175	50	604	8
Professional services	48,545	19,153	22,368	29,392	153	(3,215)	(14)
Credit and other loan-related expense	19,008	10,937	16,653	8,071	74	(5,716)	(34)
Insurance	21,815	17,270	16,670	4,545	26	600	4
Loss on early termination of loss share agreements	—	17,798	—	(17,798)	(100)	17,798	100
Travel and entertainment	11,287	8,481	9,525	2,806	33	(1,044)	(11)
Other non-interest expense	45,034	37,322	45,045	7,712	21	(7,723)	(17)
	$675,896	$566,665	$570,305	109,231	19	(3,640)	(1)
2017 vs. 2016
Salaries and employee benefits increased $47.8 million in 2017 when compared to 2016. This increase was driven by a $14.0 million increase in compensation expense related to acquired associates from Sabadell United, a $9.8 million increase in fringe benefits including an increase in the Company's 401(k) match, increases in legacy headcount, merit raises, off-cycle increases and restricted stock grants. The Company had 3,552 full-time equivalent employees at the end of 2017, an increase of 452, or 15%, from 2016. Professional services increased $29.4 million from 2016, primarily due to the Sabadell United acquisition, as well as the HUD legal matter, which was settled on December 11, 2017, in the amount of $11.7 million, previously provided for in the second ($6.0 million) and third ($5.7 million) quarters of 2017.
Data processing increased by $14.1 million when compared to 2016, due to acquisition-related computer service expenses as well as the implementation of new software, including more cloud-based applications. Credit and other loan-related expenses increased $8.1 million in 2017 as a result of higher provision for unfunded lending commitments, loan expenses, and loan appraisal and inspection expenses.
The increases in 2017 when compared to 2016 were slightly offset by the $17.8 million loss incurred in December of 2016 to terminate loss share agreements with the FDIC ahead of their contractual maturities.
2016 vs. 2015
Data processing decreased $9.3 million from 2015, largely due to merger-related conversion expenses from the Company's three 2015 acquisitions. Credit and other loan-related expense decreased $5.7 million from 2015, primarily as a result of a decrease in the reserve for unfunded lending commitments due to a risk shift from higher-risk energy-related commitments, which decreased as those lines funded or were curtailed, to lower-risk unfunded commitments. Net occupancy and equipment expense decreased $2.7 million compared to 2015, mostly due to decreases in depreciation expense, equipment rental, insurance, and utilities expenses from branch closure and consolidation initiatives. Other fluctuations are largely due to acquisition and merger-related expenses incurred in 2015 (there were no acquisitions in 2016).
The decreases in 2016 were offset by a pre-tax loss of $17.8 million incurred to terminate the Company's loss share agreements with the FDIC. The decreases in 2016 were also offset by a $9.1 million increase in salaries and employee benefits expense mostly due to a $6.0 million increase in commissions and incentives. The Company had 3,100 full-time equivalent employees at the end of 2016, a decrease of 51, or 2%, from 2015.

Income Taxes
For the years ended December 31, 2017, 2016, and 2015, the Company recorded income tax expense of $150.5 million, $85.2 million, and $64.1 million, respectively, which resulted in an effective income tax rate of 51.4% in 2017, 31.3% in 2016, and 31.0% in 2015. Income tax expense in 2017 included $51.0 million related to the estimated net impact from the remeasurement of our deferred tax assets and liabilities as a result of the passage of the Tax Act in December 2017. Excluding that charge, our effective tax rate for 2017 would have been 34.0%.
2017 vs. 2016
The difference between the effective tax rate and the statutory federal and state tax rates relates to items that are non-taxable or non-deductible, primarily the effect of tax-exempt income and various tax credits. As discussed previously, the effective tax rate in 2017 was significantly impacted by tax reform. The effective tax rate in 2017 was also impacted by the accrual for the HUD matter, as well as the non-deductible portion of merger-related expenses related to the Sabadell United acquisition. In addition, the effective tax rate in 2017 was impacted by our level of investment in tax credits and the increase in deductions from taxable income for certain incentive-based expenses (restricted stock and certain stock options) as a result of the implementation of ASU No. 2016-09 during the first quarter of 2017. This ASU requires the Company to recognize the excess tax benefits/(shortfalls) of exercised or vested awards as income tax benefit/(expense) through the income statement, whereas these excess tax benefits/(shortfalls) were previously recognized in additional paid-in-capital on the balance sheet.
2016 vs. 2015
The effective tax rate in 2016 increased primarily due to the negative impact of the post-merger effect of the 2015 acquisitions, which contributed to the increase in the Company's state effective tax rate given the higher statutory tax rates in Florida and Georgia. In addition to higher state income tax expense from our recent acquisitions, the effective tax rate increased from 2015 to 2016 as a result of an increase in pre-tax income without a corresponding proportional increase in tax credits due to the expiration of tax credits.
FINANCIAL CONDITION
EARNING ASSETS
The following discussion highlights the Company’s major categories of earning assets.
Loans
The Company had total loans of approximately $20.1 billion at December 31, 2017, an increase of $5.0 billion, or 33%, from December 31, 2016. Loan growth was driven by the acquisition of $4.0 billion in loans from Sabadell United and supplemented by legacy loan growth of $1.8 billion, or 14%. The growth in the legacy portfolio included commercial loan growth of $1.4 billion, or 15% and mortgage loan growth of $322.1 million, or 38%, as well as consumer loan growth of $61.7 million, or 3%. In the acquired loan portfolio, pay-downs and pay-offs on loans from prior period acquisitions partially offset the acquired loans from Sabadell United. In addition, acquired loans are transferred to the legacy portfolio as they are refinanced, renewed, restructured, or otherwise underwritten to the Company's standards.

The major categories of loans outstanding at December 31, 2017 and 2016 are presented in the following tables.
TABLE 8—SUMMARY OF LOANS

	2017		2016		$ Change	% Change
(Dollars in thousands)	Balance	Mix	Balance	Mix
Commercial loans:
Real estate - construction	$1,240,396	6%	$802,242	5%	438,154	55
Real estate - owner-occupied	2,529,885	12	2,277,749	15	252,136	11
Real estate - non-owner occupied	5,167,949	26	3,766,558	25	1,401,391	37
Commercial and industrial	5,135,067	26	4,060,032	27	1,075,035	26
Total commercial loans	14,073,297	70	10,906,581	72	3,166,716	29

Residential mortgage loans	3,056,352	15	1,267,400	8	1,788,952	141

Consumer loans:
Home Equity	2,292,275	11	2,155,926	15	136,349	6
Indirect automobile	62,693	—	131,052	1	(68,359)	(52)
Credit card	96,368	1	82,992	1	13,376	16
Other	497,196	2	521,020	3	(23,824)	(5)
Total consumer loans	2,948,532	15	2,890,990	20	57,542	2
Total loans	$20,078,181	100%	$15,064,971	100%	5,013,210	33
Loan Portfolio Components
The Company believes its loan portfolio is diversified by product and geography throughout its footprint. We experienced total loan growth across most of our geographic markets, which was most notable in our Southeast Florida, Atlanta, Tampa, and Central Florida markets. Primarily as a result of acquired Sabadell United loans, Southeast Florida, which includes the Dade, Palm Beach/Broward, and Florida Keys markets, grew $3.6 billion in 2017, while loans in the Atlanta market increased $238.0 million, or 25%, during 2017. Loans in the Tampa market increased $194.3 million, or 40%, and Central Florida had loan growth of $120.4 million, or 11%, since the end of 2016. Our Naples, Baton Rouge, Birmingham, and New Orleans markets each had growth over $50 million in 2017. Our corporate asset finance division, which was created in 2017, also grew loans and leases $85 million in the current year. Growth was partially offset by strategic decreases in our indirect automobile portfolio of $68.4 million and our Acadiana market of $66.8 million.
The Company’s loan to deposit ratio at December 31, 2017 and 2016 was 94% and 87%, respectively. The percentage of fixed- rate loans to total loans decreased from 45% at the end of 2016 to 41% at December 31, 2017. The table below sets forth the composition of the loan portfolio at December 31, followed by a discussion of activity by major loan type.
TABLE 9—TOTAL LOANS BY LOAN TYPE

	2017		2016		2015		2014		2013
(Dollars in thousands)	Balance	Mix	Balance	Mix	Balance	Mix	Balance	Mix	Balance	Mix
Commercial loans:
Commercial real estate	$8,938,230	44%	$6,846,549	45%	$6,125,927	43%	$4,432,844	39%	$3,896,990	41%
Commercial and industrial	5,135,067	26	4,060,032	27	4,072,928	29	3,381,238	30	2,972,273	31
Total commercial loans	14,073,297	70	10,906,581	72	10,198,855	72	7,814,082	69	6,869,263	72

Residential mortgage loans:	3,056,352	15	1,267,400	8	1,195,319	8	1,080,297	9	580,540	6

Consumer loans:
Home equity	2,292,275	12	2,155,926	15	2,066,167	14	1,601,105	14	1,316,135	14
Indirect automobile	62,693	—	131,052	1	246,298	2	397,158	3	375,236	4
Other	593,564	3	604,012	4	620,789	4	548,402	5	350,845	4
Total consumer loans	2,948,532	15	2,890,990	20	2,933,254	20	2,546,665	22	2,042,216	22
Total loans	$20,078,181	100%	$15,064,971	100%	$14,327,428	100%	$11,441,044	100%	$9,492,019	100%

Commercial Loans
Total commercial loans increased $3.2 billion, or 29%, from December 31, 2016. Commercial loans were 70% of the total loan portfolio at December 31, 2017, a slight decrease from 72% at December 31, 2016, primarily due to a mix-shift from the acquisition of a relatively large residential mortgage portfolio from Sabadell United. Unfunded commitments on commercial loans including approved loan commitments not yet funded were $5.0 billion at December 31, 2017, an increase of $991.7 million, or 24%, when compared to the end of the prior year.
Commercial real estate loans include loans to commercial customers for long-term financing of land and buildings or for land development or construction of a building. These loans are repaid from revenues through operations of the businesses, rents of properties, sales of properties and refinances. The Company’s underwriting standards generally provide for loan terms of three to seven years, with amortization schedules of generally no more than twenty-five years. Low loan-to-value ratios are generally maintained and usually limited to no more than 80% at the time of origination. The commercial real estate portfolio is comprised of approximately 14% construction loans, 28% owner-occupied loans, and 58% non-owner-occupied loans as of December 31, 2017, compared to 12%, 33%, and 55%, respectively, at December 31, 2016. Commercial real estate loans increased $2.1 billion, or 31%, during the year, driven by both $1.6 billion in acquired Sabadell United loans and legacy loan growth of $849.4 million. At December 31, 2017, commercial real estate loans totaled $8.9 billion and comprised 44% of the total loan portfolio at the end of 2017, compared to 45% at the end of 2016.
Commercial and industrial loans represent loans to commercial customers to finance general working capital needs, equipment purchases and other projects where repayment is derived from cash flows resulting from business operations. The Company originates commercial business loans on a secured and, to a lesser extent, unsecured basis. The Company’s commercial business loans may be term loans or revolving lines of credit. Term loans are generally structured with terms of no more than three to seven years, with amortization schedules of generally no more than fifteen years. Commercial business term loans are generally secured by equipment, machinery or other corporate assets. The Company also provides for revolving lines of credit generally structured as advances upon perfected security interests in accounts receivable and inventory. Revolving lines of credit generally have annual maturities. The Company obtains personal guarantees of the principals as additional security for most commercial business loans. As of December 31, 2017, commercial and industrial loans totaled $5.1 billion, or 26% of the total loan portfolio. This represents a $1.1 billion, or 26%, increase from December 31, 2016, driven by approximately $708.5 million of acquired Sabadell United commercial and industrial loans and legacy loan growth of $555.0 million, or 15%.
The following table details the Company’s commercial loans by state. Other loans include primarily equipment financing and corporate asset financing loans, which the Company does not classify by state.
TABLE 10—COMMERCIAL LOANS BY STATE OF ORIGINATION

(Dollars in thousands)	2017	2016	$ Change	% Change
Louisiana	$3,472,648	$3,326,931	145,717	4
Florida	4,671,023	2,389,481	2,281,542	95
Alabama	1,238,482	1,176,964	61,518	5
Texas	1,961,832	1,889,016	72,816	4
Georgia	1,023,600	832,235	191,365	23
Arkansas	704,283	639,053	65,230	10
Tennessee	576,538	553,347	23,191	4
South Carolina	20,246	—	20,246	100
Other	404,645	99,554	305,091	306
Total	$14,073,297	$10,906,581	3,166,716	29

Residential Mortgage Loans
Residential mortgage loans consist of loans to consumers to finance a primary residence. The residential mortgage loan portfolio is comprised of non-conforming 1-4 family mortgage loans secured by properties located in the Company's market areas and originated under terms and documentation that permit their sale in a secondary market, as well as larger mortgage loans of current and prospective private banking clients. These mortgage loans are generally retained to enhance relationships, but also tend to be more profitable due to the expected shorter durations and relatively lower servicing costs associated with loans of this size. The Company does not originate or hold high loan-to-value, negative amortization, option ARM, or other exotic mortgage loans in its portfolio. The Company makes insignificant investments in loans that would be considered sub-prime (e.g., loans with a credit score of less than 620) in order to facilitate compliance with relevant Community Reinvestment Act regulations.
Total residential mortgage loans increased $1.8 billion, or 141%, compared to December 31, 2016, primarily the result of $1.6 billion in residential mortgage loans acquired from Sabadell United, as well as private banking originations in 2017.
Consumer Loans
The Company offers consumer loans in order to provide a full range of retail financial services to customers in the communities in which it operates. The Company originates substantially all of its consumer loans in its primary market areas. At December 31, 2017, $2.9 billion, or 15%, of the total loan portfolio was comprised of consumer loans, compared to $2.9 billion, or 20%, at the end of 2016.
The majority of the consumer loan portfolio is comprised of home equity loans. Home equity lending allows customers to borrow against the equity in their home and is secured by a first or second mortgage on the borrower’s residence. Real estate market values at the time the loan is secured affect the amount of credit extended. Changes in these values may impact the extent of potential losses. Home equity loans increased $136.3 million during the year to $2.3 billion at December 31, 2017. Unfunded commitments related to home equity loans and lines were $913.0 million at December 31, 2017, an increase of $108.2 million versus the prior year.
All other consumer loans, which consist of credit card loans, automobile loans and other personal loans, decreased $78.8 million, or 11%, from December 31, 2016, primarily due to a $68.4 million decrease in indirect automobile loans, a product that is no longer offered.
Additional information on the Company’s consumer loan portfolio is presented in the following tables. For the purposes of Table 12, unscoreable consumer loans have been included with loans with credit scores below 660. Credit scores reflect the most recent information available as of the dates indicated.
TABLE 11—CONSUMER LOANS BY STATE OF ORIGINATION

(Dollars in thousands)	2017	2016	$ Change	% Change
Louisiana	$1,119,462	$1,160,116	(40,654)	(4)
Florida	805,453	641,156	164,297	26
Alabama	277,601	268,378	9,223	3
Texas	131,942	150,356	(18,414)	(12)
Georgia	131,910	119,073	12,837	11
Arkansas	237,627	266,443	(28,816)	(11)
Tennessee	89,383	80,821	8,562	11
South Carolina	4	—	4	100
Other	155,150	204,647	(49,497)	(24)
Total	$2,948,532	$2,890,990	57,542	2

TABLE 12—CONSUMER LOANS BY CREDIT SCORE

(Dollars in thousands)	2017	2016
Above 720	$1,666,261	$1,523,333
660-720	702,118	680,787
Below 660	580,153	686,870
Total consumer loans	$2,948,532	$2,890,990

Loan Maturities
The following table sets forth the scheduled contractual maturities of the Company’s total loan portfolio at December 31, 2017, unadjusted for scheduled principal reductions, prepayments or repricing opportunities. Demand loans, loans having no stated schedule of repayments and no stated maturity, and overdraft loans are reported as due in one year or less. The average life of a loan may be substantially less than the contractual terms because of scheduled amortization and prepayments.
TABLE 13—LOAN MATURITIES BY LOAN TYPE

(Dollars in thousands)	One Year or Less	One Through Five Years	After Five Years	Total
Commercial real estate	$1,248,366	$4,774,315	$2,915,549	$8,938,230
Commercial and industrial	1,573,414	2,605,192	956,461	5,135,067
Residential mortgage	57,537	249,701	2,749,114	3,056,352
Consumer and other	282,568	513,782	2,152,182	2,948,532
Total	$3,161,885	$8,142,990	$8,773,306	$20,078,181
Mortgage Loans Held for Sale
The Company sells the majority of conforming mortgage loan originations in the secondary market rather than assume the interest rate risk associated with these longer term assets. Upon the sale, the Company retains servicing on a limited portion of these loans. Loans held for sale totaled $134.9 million at December 31, 2017, a decrease of $22.1 million, or 14%, from year-end 2016. The net decrease is primarily due to the loss of mortgage production offices in Alabama and Georgia, which resulted in lower sales volumes, as well as reduced activity due to higher interest rates. In 2017, the Company originated approximately $1.8 billion in mortgage loans, a 25% decrease from $2.5 billion in originations in 2016.
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

Investment Securities
Investment securities increased by $1.3 billion, or 36%, since December 31, 2016 to $4.8 billion at December 31, 2017, primarily due to $964.1 million of investment securities acquired from Sabadell United in July 2017. Investment securities approximated 17% and 16% of total assets at December 31, 2017 and December 31, 2016, respectively. The following table shows the carrying values of securities by category as of December 31 for the years indicated.
TABLE 14—CARRYING VALUE OF SECURITIES

(Dollars in thousands)	2017		2016		2015		2014		2013
	Balance	Mix	Balance	Mix	Balance	Mix	Balance	Mix	Balance	Mix
Securities available for sale:
U.S. Government-sponsored enterprise obligations	$40,615	1%	$212,358	6%	$252,083	9%	$315,553	14%	$395,561	19%
Obligations of states and political subdivisions	274,204	6	283,199	8	187,961	7	90,190	4	107,479	5
Mortgage-backed securities	4,161,905	86	2,851,709	80	2,264,813	78	1,751,615	77	1,432,278	68
Other securities	113,338	2	98,831	3	95,429	3	1,495	—	1,479	—
	4,590,062	95	3,446,097	97	2,800,286	97	2,158,853	95	1,936,797	92
Securities held to maturity:
U.S. Government-sponsored enterprise obligations	—	—	—	—	—	—	10,000	—	34,478	2
Obligations of states and political subdivisions	206,736	4	64,726	2	69,979	2	77,597	4	84,290	4
Mortgage-backed securities	20,582	1	24,490	1	28,949	1	29,363	1	35,341	2
	227,318	5	89,216	3	98,928	3	116,960	5	154,109	8
	$4,817,380	100%	$3,535,313	100%	$2,899,214	100%	$2,275,813	100%	$2,090,906	100%
All of the Company's mortgage-backed securities were issued by government-sponsored enterprises at December 31, 2017. The Company does not hold any Fannie Mae or Freddie Mac preferred stock, corporate equity, collateralized debt obligations, collateralized loan obligations, or structured investment vehicles, nor does it hold any private label collateralized mortgage obligations, subprime, Alt-A, sovereign debt, or second lien elements in its investment portfolio. At December 31, 2017, the Company's investment portfolio did not contain any securities that are directly backed by subprime or Alt-A mortgages.
The following table summarizes activity in the Company’s investment securities portfolio during 2017 and 2016. There were no transfers of securities between investment categories during 2017.
TABLE 15—INVESTMENT PORTFOLIO ACTIVITY

(Dollars in thousands)	Available for Sale		Held to Maturity
	2017	2016	2017	2016
Balance at beginning of period	$3,446,097	$2,800,286	$89,216	$98,928
Purchases	1,475,008	1,384,525	148,234	—
Acquisitions	964,123	—	—	—
Sales, net of gains	(682,497)	(195,732)	—	—
Principal maturities, prepayments and calls, net of gains	(568,250)	(484,138)	(8,687)	(8,791)
Amortization of premiums and accretion of discounts	(26,728)	(21,811)	(1,445)	(921)
Market value adjustment	(17,691)	(37,033)	—	—
Balance at end of period	$4,590,062	$3,446,097	$227,318	$89,216

Funds generated as a result of sales and prepayments of investment securities are used to fund loan growth and purchase other securities. The Company continues to monitor market conditions and take advantage of market opportunities with appropriate risk and return elements.
The Company assesses the nature of the unrealized losses in its investment portfolio at least quarterly to determine if there are losses that are deemed other-than-temporary. Based on its analysis, the Company concluded no declines in the estimated fair value of the Company’s investment securities were deemed to be other-than-temporary at December 31, 2017 and 2016. Note 4, Investment Securities, to the consolidated financial statements provides further information on the Company’s investment securities.
Asset Quality
The lending activities of the Company are governed by underwriting policies established by management and approved by the Board Risk Committee of the Board of Directors. Commercial risk personnel, in conjunction with senior lending personnel, underwrite the vast majority of commercial real estate and C&I loans. The Company provides centralized underwriting of substantially all residential mortgage, small business and consumer loans. Established loan origination procedures require appropriate documentation, including financial data and credit reports. For loans secured by real property, the Company generally requires property appraisals, title insurance or a title opinion, hazard insurance, and flood insurance, where appropriate.
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
Commercial loans are placed on non-accrual status when any of the following occur: 1) the loan is maintained on a cash basis because of deterioration in the financial condition of the borrower; 2) collection of the full contractual amount of principal or interest is not expected (even if the loan is currently paying as agreed);  or 3) when principal or interest has been in default for a period of 90 days or more, unless the loan is both well secured and in the process of collection. Factors considered in determining the collection of the full contractual amount of principal or interest include assessment of the borrower’s cash flow, valuation of underlying collateral, and the ability and willingness of guarantors to provide credit support.  Certain commercial loans are also placed on non-accrual status when payment is not past due and full payment of principal and interest is expected, but we have doubt about the borrower’s ability to comply with existing repayment terms. Consideration will be given to placing a loan on non-accrual due to the deterioration of the debtor’s repayment ability, the repayment of the loan becoming dependent on the liquidation of collateral, an existing collateral deficiency, the loan being classified as "Doubtful" or "Loss", the client filing for bankruptcy, and/or foreclosure being initiated. Regarding all classes within the C&I and CRE portfolios, the determination of a borrower’s ability to make the required principal and interest payments is based on an examination of the borrower’s current financial statements, industry, management capabilities, and other qualitative factors.
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
The Company accounts for loans currently or formerly covered by loss sharing agreements with the FDIC, other loans acquired with deteriorated credit quality, as well as all loans acquired with significant discounts that did not exhibit deteriorated credit quality at acquisition, in accordance with ASC Topic 310-30. Collectively, all loans accounted for under ASC 310-30 are referred to as "acquired impaired loans". Application of ASC Topic 310-30 results in significant accounting differences, compared to loans originated or acquired by the Company that are not accounted for under ASC 310-30. See Note 1, Summary of Significant Accounting Policies, to the consolidated financial statements for further details.
Due to the significant difference in accounting for acquired impaired loans, the Company believes inclusion of these loans in certain asset quality ratios that reflect non-performing assets in the numerator or denominator (or both) results in significant distortion to these ratios. In addition, because loan level charge-offs related to acquired impaired loans are not recognized in the financial statements until the cumulative amounts exceed the original loss projections on a pool basis, the net charge-off ratio for acquired impaired loans is not consistent with the net charge-off ratio for other loan portfolios. The inclusion of these loans in certain asset quality ratios could result in a lack of comparability across quarters or years, and could impact comparability with other portfolios that were not impacted by acquired impaired loan accounting. The Company believes that the presentation of certain asset quality measures excluding acquired impaired loans as indicated below provides better perspective into underlying trends related to the quality of its loan portfolio. Accordingly, the asset quality measures in the tables below present asset quality information excluding acquired impaired loans, as indicated within each table, and related amounts.

The following table sets forth the composition of the Company’s non-performing assets, including accruing loans past due 90 or more days and TDRs, as of December 31.
TABLE 16—NON-PERFORMING ASSETS AND TROUBLED DEBT RESTRUCTURINGS

						2017 vs. 2016
(Dollars in thousands)	2017	2016	2015	2014	2013	$ Change	% Change
Non-accrual loans:
Commercial	$111,726	$202,481	$32,097	$10,083	$39,532	(90,755)	(45)
Mortgage	17,387	13,733	14,783	15,614	10,237	3,654	27
Consumer	16,275	12,288	9,469	11,139	12,522	3,987	32
Total non-accrual loans	145,388	228,502	56,349	36,836	62,291	(83,114)	(36)
Accruing loans 90 days or more past due	6,900	1,385	915	1,340	1,505	5,515	398
Total non-performing loans (1)	152,288	229,887	57,264	38,176	63,796	(77,599)	(34)
OREO and foreclosed property (2)	26,533	21,199	34,131	53,947	99,173	5,334	25
Total non-performing assets (1)	178,821	251,086	91,395	92,123	162,969	(72,265)	(29)
Performing troubled debt restructurings (3)	81,291	104,369	38,441	1,430	1,376	(23,078)	(22)
Total non-performing assets and performing troubled debt restructurings (1)	$260,112	$355,455	$129,836	$93,553	$164,345	(95,343)	(27)
Non-performing loans to total loans (1) (4)	0.76%	1.53%	0.40%	0.33%	0.67%
Non-performing assets to total assets (1) (4)	0.64%	1.16%	0.47%	0.58%	1.22%
Non-performing assets and performing troubled debt restructurings to total assets (1) (4)	0.93%	1.64%	0.67%	0.59%	1.23%
Allowance for credit losses to non-performing loans (4)	101.19%	67.84%	266.35%	371.78%	241.74%
Allowance for credit losses to total loans (4)	0.77%	1.04%	1.06%	1.24%	1.62%

(1)	Non-performing loans and assets include accruing loans 90 days or more past due.

(2)
OREO and foreclosed property at December 31, 2017, 2016, 2015, 2014, and 2013 include $4.5 million, $4.8 million, $8.1 million, $11.6 million, and $9.2 million, respectively, of former bank properties held for development or resale.

(3)
Performing troubled debt restructurings for December 31, 2017, 2016, 2015, 2014 and 2013 exclude $68.5 million, $138.9 million, $23.4 million, $2.2 million, and $18.5 million, respectively, in troubled debt restructurings that meet non-performing asset criteria.

(4)
Non-performing loans exclude acquired impaired loans, even if contractually past due or if the Company does not expect to receive payment in full, as the Company is currently accreting interest income over the expected life of the loans.

Total non-performing assets decreased $72.3 million, or 29%, compared to December 31, 2016, driven by a decrease in non-performing loans of $78 million, or 34%. Energy-related non-performing loans decreased $99.5 million, or 66%, from payments and charge-offs in 2017. Performing TDRs also decreased $23.1 million, or 22%, also the result of a decrease in energy-related TDRs. During 2017, many of the Company's previously criticized (defined as special mention or worse) energy-related credits cycled through resolution. As a result, total non-performing assets as a percentage of total assets decreased 52 basis points from December 31, 2016, while the allowance for credit losses covered 101.2% of non-performing loans at December 31, 2017. The Company has considered the collateral support on these non-performing assets in determining the allowance for credit losses.
At December 31, 2017, the Company had $258.8 million of commercial assets classified as substandard, $39.6 million of commercial assets classified as doubtful, and $0.1 million of commercial assets classified as loss. Accordingly, the aggregate of the Company’s classified commercial assets was 1.07% of total assets and 2.12% of total commercial loans. At December 31, 2016, classified commercial assets totaled $444.3 million, or 2.05% of total assets, and 4.07% of total commercial loans.
In addition to the problem loans described above, there were $209.9 million of commercial loans classified as special mention at December 31, 2017, which in management’s opinion were subject to potential future rating downgrades. Special mention loans are defined as loans where known information about possible credit problems of the borrowers causes management to have some doubt as to the ability of these borrowers to comply with the present loan repayment terms, which may result in future disclosure of these loans as non-performing. Special mention loans at December 31, 2017 increased $50.7 million, or 32%, from December 31, 2016. The increase was attributable to legacy loan growth and acquired Sabadell United loans. As a percentage of total commercial loans, special mention commercial loans increased only three basis points from December 31, 2016 to 1.49% at the end of 2017.
Past Due and Non-accrual Loans
Past due status is based on the contractual terms of loans. At December 31, 2017, total loans past due, including non-accrual loans, were 1.07% of total loans, a decrease of 65 basis points from December 31, 2016. Additional information on past due loans is presented in the following table.
TABLE 17—PAST DUE AND NON-ACCRUAL LOAN SEGREGATION (1)

	December 31, 2017		December 31, 2016
(Dollars in thousands)	Amount	% of Outstanding Balance	Amount	% of Outstanding Balance	$ Change	% Change
Accruing loans:
30-59 days past due	$36,818	0.18%	$20,582	0.14%	16,236	79
60-89 days past due	24,899	0.12	8,254	0.05	16,645	202
90-119 days past due	5,986	0.03	1,129	0.01	4,857	430
120 days past due or more	914	0.01	256	—	658	257
	68,617	0.34	30,221	0.20	38,396	127
Non-accrual loans	145,388	0.73	228,502	1.52	(83,114)	(36)
Total past due and non-accrual loans	$214,005	1.07%	$258,723	1.72%	(44,718)	(17)

(1)
Past due and non-accrual loan amounts exclude acquired impaired loans, even if contractually past due or if the Company does not expect to receive payment in full, as the Company is currently accreting interest income over the expected life of the loans.

Total past due and non-accrual loans decreased $44.7 million from December 31, 2016 to $214.0 million at December 31, 2017. The change was primarily due to a decrease in energy-related non-accrual loans. Partially offsetting that decrease was an increase in accruing loans past due, primarily a result of a limited number of commercial credits. 90% of accruing loans past due were past due less than 90 days, with 54% past due less than 60 days.
Allowance for Credit Losses
The allowance for credit losses represents management’s best estimate of probable credit losses inherent at the balance sheet date. Determination of the allowance for credit losses involves a high degree of complexity and requires significant judgment. Several factors are taken into consideration in the determination of the overall allowance for credit losses. Based on facts and circumstances available, management of the Company believes that the allowance for credit losses was appropriate at December 31, 2017 to cover probable losses in the Company’s loan portfolio. However, future adjustments to the allowance may be necessary, and the results of operations could be adversely affected, if circumstances differ substantially from the assumptions used by management in determining the allowance for credit losses. See the “Application of Critical Accounting Policies and Estimates” section of this MD&A and Note 1, Summary of Significant Accounting Policies, to the consolidated financial statements for more information.

The following tables set forth the activity in the Company’s allowance for credit losses.
TABLE 18—SUMMARY OF ACTIVITY IN THE ALLOWANCE FOR CREDIT LOSSES

(Dollars in thousands)	2017	2016	2015	2014	2013
Allowance for loan losses at beginning of period	$144,719	$138,378	$130,131	$143,074	$251,603
Provision charged to operations	51,111	44,424	30,908	19,060	5,145
Transfer of balance to OREO and other	934	(2,781)	(10,419)	(22,157)	(43,802)
Adjustment attributable to FDIC loss share arrangements	—	(1,497)	(1,360)	(4,260)	(56,085)
Transfer of balance to the reserve for unfunded commitments	—	—	—	—	(9,828)
Charge-offs:
Commercial	(47,448)	(25,983)	(4,085)	(2,564)	(3,532)
Residential mortgage	(365)	(313)	(362)	(613)	(518)
Consumer	(14,653)	(13,543)	(12,854)	(8,806)	(6,796)
	(62,466)	(39,839)	(17,301)	(11,983)	(10,846)
Recoveries:
Commercial	2,286	2,643	2,325	3,066	3,768
Residential mortgage	437	180	95	246	771
Consumer	3,870	3,211	3,999	3,085	2,348
	6,593	6,034	6,419	6,397	6,887
Net charge-offs	(55,873)	(33,805)	(10,882)	(5,586)	(3,959)
Allowance for loan losses at end of period	140,891	144,719	138,378	130,131	143,074

Reserve for unfunded lending commitments at beginning of period	11,241	14,145	11,801	11,147	—
Balance created in acquisition accounting	1,370	—	—	—	—
Transfer of balance from the allowance for loan losses	—	—	—	—	9,828
Provision for (Reversal of) unfunded lending commitments	597	(2,904)	2,344	654	1,319
Reserve for unfunded lending commitments at end of period	13,208	11,241	14,145	11,801	11,147
Allowance for credit losses at end of period	$154,099	$155,960	$152,523	$141,932	$154,221

Allowance for loan losses to non-performing assets (1)	78.79%	57.64%	151.41%	141.26%	87.79%
Allowance for loan losses to total loans at end of period	0.70	0.96	0.97	1.14	1.51
Net charge-offs to average loans	0.33	0.23	0.08	0.05	0.04

(1)
Non-performing assets include accruing loans 90 days or more past due. For purposes of this table, non-performing assets exclude acquired impaired loans, even if contractually past due or if the Company does not expect to receive payment in full, as the Company is currently accreting interest income over the expected life of the loans.

TABLE 19—ALLOCATION OF THE ALLOWANCE FOR CREDIT LOSSES

	2017		2016		2015		2014		2013
	Reserve %	% of Loans	Reserve %	% of Loans	Reserve %	% of Loans	Reserve %	% of Loans	Reserve %	% of Loans
Commercial	77%	70%	76%	72%	73%	72%	70%	69%	69%	72%
Residential mortgage	6%	15%	8%	8%	8%	8%	7%	9%	10%	6%
Consumer	17%	15%	16%	20%	19%	20%	23%	22%	21%	22%
Total allowance for credit losses	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%

The allowance for credit losses was $154.1 million at December 31, 2017, or 0.77% of total loans, $1.9 million lower than at December 31, 2016. The allowance for credit losses as a percentage of loans was 1.04% at December 31, 2016. The decrease in the allowance for credit losses as a percentage of loans was primarily the result of the acquired Sabadell United loans, as those acquired loans are recorded at estimated fair value as of the acquisition date, which includes an estimate of expected losses in this portfolio, and as a result, no allowance for loan losses is established as of the acquisition date. Also contributing to the decrease in the allowance for credit losses was an overall improvement in asset quality, most notably in the Company's energy-related loan portfolio as problem credits cycled through resolution in 2017.
Net charge-offs during 2017 totaled $55.9 million, or 0.33% of average loans, as compared to $33.8 million, or 0.23% of average loans, for 2016. The increase in net charge-offs was a result of energy-related charge-offs of $21.3 million on four relationships in 2017.
At December 31, 2017 and 2016, the allowance for loan losses covered 93% and 63% of total non-performing loans, respectively.
FDIC Loss Share Receivable
As part of FDIC-assisted acquisitions in 2009 and 2010, the Company recorded a receivable from the FDIC, which represented the fair value of the expected reimbursable losses covered by the loss share agreements as of the acquisition dates. The FDIC loss share receivable related to the 2009 and 2010 acquisitions was written-off in December of 2016 when the Company entered into an agreement with the FDIC to terminate the Company's loss share agreements prior to their contractual maturities. The Company received a net payment of $6.5 million from the FDIC as consideration for this termination and subsequently derecognized the remaining FDIC indemnification asset and associated assets and liabilities, resulting in a pre-tax loss of $17.8 million. The Company will benefit from all future recoveries, and be responsible for all future losses and expenses related to the assets previously subject to the aforementioned loss share agreements.
In the third quarter of 2017, the Company acquired Sabadell United. Certain loans that were acquired in this transaction are covered by loss share agreements with the FDIC. Covered loans were $158.6 million at December 31, 2017.
Cash and cash equivalents
Cash and cash equivalents totaled $625.7 million at December 31, 2017, a decrease of $736.4 million, or 54%, from year-end 2016. The balance in interest-bearing deposits at other institutions of $306.6 million at December 31, 2017 decreased $759.7 million, or 71%, from December 31, 2016 primarily due to interest-bearing cash used to acquire Sabadell United, fund loan growth, and make investment security purchases throughout the year. The decrease in cash and cash equivalents was partially offset by a $23.3 million increase in cash and due from banks to $319.2 million at December 31, 2017.
Short-term investments held in interest-bearing deposits at other institutions primarily result from excess funds invested overnight in interest-bearing deposit accounts at the FRB and the FHLB of Dallas. These balances fluctuate daily depending on the funding needs of the Company and earn interest at the current FRB and FHLB short-term rates. The Company’s cash activity is further discussed in the “Liquidity and Other Off-Balance Sheet Activities” section below.

Other Assets
The following table details other asset balances as of December 31:
TABLE 20—OTHER ASSETS COMPOSITION

						2017 vs. 2016
(Dollars in thousands)	2017	2016	2015	2014	2013	$ Change	% Change
Other Earning Assets
FHLB stock, FRB stock, and other equity securities	$177,370	$93,718	$66,008	$74,130	$53,773	83,652	89
FDIC loss share receivables	8,622	—	39,878	69,627	162,312	8,622	N/M
Other interest-earning assets	7,160	6,660	5,660	5,412	3,412	500	8
Total reverse repurchase agreement	—	1,268	—	—	—	(1,268)	N/M
Total other earning assets	193,152	101,646	111,546	149,169	219,497	91,506	90

Non-Earning Assets
Bank-owned life insurance	170,570	160,875	131,575	122,573	104,203	9,695	6
Core deposit intangibles	75,986	21,836	30,044	19,595	14,622	54,150	248
Title plant and other intangible assets	6,919	7,072	7,224	7,511	7,439	(153)	(2)
Accrued interest receivable	75,821	52,124	47,863	37,696	32,143	23,697	45
Other real estate owned	26,533	21,200	34,131	53,947	99,173	5,333	25
Derivative market value	31,265	38,886	30,486	32,903	30,076	(7,621)	(20)
Investment in tax credit entities	112,016	76,592	141,951	139,326	132,487	35,424	46
Other non-earning assets	176,242	170,998	155,965	95,606	76,839	5,244	3
Total non-earning assets	675,352	549,583	579,239	509,157	496,982	125,769	23
Total other assets	$868,504	$651,229	$690,785	$658,326	$716,479	217,275	33

•
The $83.7 million increase in FHLB stock, FRB stock, and other equity securities was the result of $71.7 million in stock purchases, $32.6 million in stock acquired, and approximately $0.9 million in stock dividends received during 2017. This was offset by $21.5 million in stock sales during 2017.

•
Core deposit intangibles increased $54.2 million during the current year primarily due to the $66.6 million intangible asset created in the Sabadell United acquisition. This was partially offset by $12.4 million of amortization of core deposit intangibles.

•	The $35.4 million increase in investment in tax credit entities was primarily related to the addition of historical tax credits during 2017 totaling $30.9 million.

•
Accrued interest receivable increased $23.7 million during 2017, which is partially timing-related and partially due to an $11.3 million increase in total commercial accrued interest from a $3.2 billion increase in total commercial loans during 2017.

•
Bank-owned life insurance increased $9.7 million from 2016 to 2017 partly due to the addition of $4.6 million in BOLI policies from the Sabadell United acquisition, and to a lesser extent, increases in cash surrender values of policies held.

•
These increases were partially offset by a $7.6 million decrease in derivative market value, primarily due to a decrease in forward sales contracts resulting in a $5.9 million decrease in the associated fair value from December 31, 2016 to December 31, 2017.

FUNDING SOURCES
Deposits, both those obtained from clients in the Company's primary market areas and those acquired through acquisitions, are the Company’s principal source of funds for use in lending and other business purposes. The Company attracts local deposit accounts by offering a wide variety of products, competitive interest rates and convenient branch office locations and service hours. Increasing core deposits is a continuing focus of the Company and has been accomplished through the development of client relationships and acquisitions. Short-term and long-term borrowings are also an important funding source for the Company. Other funding sources include subordinated debt and shareholders’ equity. Refer to the “Liquidity and Other Off-Balance Sheet Activities” section below for further discussion of the Company’s sources and uses of funding. The following discussion highlights the major changes in the mix of deposits and other funding sources during 2017.
Deposits
The Company’s ability to attract and retain customer deposits is critical to the Company’s continued success. Total deposits increased $4.1 billion, or 23%, to $21.5 billion at December 31, 2017, primarily driven by $4.4 billion of deposits acquired from Sabadell United in July of 2017. This was offset by a reduction in brokered certificates of deposit in 2017, which was a strategic decision by the Company, and the maturity of a $250 million certificate of deposit in the fourth quarter of 2017.
The Company's deposit balances generally increase at the end of any given year due to real estate tax collections by our municipal customers. These balances typically remain on deposit with the Company 45 to 60 days. Given the short-term nature of these seasonal funds, the deposit balances tied to these seasonal flows are held in liquid investments until they are withdrawn from the Company. The Company currently expects these deposits to decline over the beginning of 2018.
The following table sets forth the composition of the Company’s deposits as of December 31:
TABLE 21—DEPOSIT COMPOSITION BY PRODUCT

											2017 vs. 2016
(Dollars in thousands)	2017		2016		2015		2014		2013		$ Change	% Change
Non-interest-bearing deposits	$6,209,925	29%	$4,928,878	28%	$4,352,229	27%	$3,195,430	26%	$2,575,939	24%	1,281,047	26
NOW accounts	4,348,939	20	3,314,281	19	2,974,176	19	2,462,841	20	2,283,491	22	1,034,658	31
Money market accounts	7,674,291	36	6,219,532	36	6,010,882	37	4,168,504	33	3,779,581	35	1,454,759	23
Savings accounts	846,074	4	814,385	5	716,838	4	577,513	4	387,397	3	31,689	4
Certificates of deposit and other time deposits	2,387,488	11	2,131,207	12	2,124,623	13	2,116,237	17	1,710,592	16	256,281	12
Total deposits	$21,466,717	100%	$17,408,283	100%	$16,178,748	100%	$12,520,525	100%	$10,737,000	100%	4,058,434	23
Non-interest-bearing deposits increased $1.3 billion in 2017 and represented 29% and 28% of total deposits at December 31, 2017 and 2016, respectively.
The following table details large-denomination certificates of deposit by remaining maturity dates at December 31:
TABLE 22—REMAINING MATURITIES OF CDS GREATER THAN $100,000

(Dollars in thousands)	2017		2016		2015		2014		2013
3 months or less	$317,197	22%	$241,128	21%	$228,336	16%	$204,041	19%	$256,931	28%
3 – 12 months	753,423	51	457,796	40	631,634	46	547,876	51	452,005	50
12 – 36 months	319,864	22	339,137	30	390,820	28	274,038	25	157,430	17
More than 36 months	77,036	5	97,702	9	135,950	10	54,844	5	39,976	5
Total CDs greater than $100,000	$1,467,520	100%	$1,135,763	100%	$1,386,740	100%	$1,080,799	100%	$906,342	100%
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
The Company also enters into repurchase agreements to facilitate customer transactions that are accounted for as secured borrowings. These transactions typically involve the receipt of deposits from customers that the Company collateralizes with its investment portfolio and have an average rate of 33.2 basis points.

Total short-term borrowings increased $482.2 million, or 95%, from December 31, 2016, to $991.3 million at December 31, 2017, which included an increase of $300.0 million in outstanding FHLB advances and a $182.2 million increase in repurchase agreements, primarily related to the acquisition of Sabadell United. The Company also utilized short-term FHLB advances to fund operations, including the strategic decision to reduce brokered certificates of deposits and to increase the investment securities portfolio. On an average basis, short-term borrowings increased $291.7 million, or 47%, from 2016, primarily due to an increase in average short-term FHLB advances during 2017.
Total short-term borrowings were 4% of total liabilities and 40% of total borrowings at December 31, 2017, compared to 3% and 45%, respectively, at December 31, 2016. On an average basis, short-term borrowings were 4% of total liabilities and 51% of total borrowings in 2017, compared to 3% and 50%, respectively, during 2016. For additional information, see Note 12, Short-term Borrowings, in the Notes to the consolidated financial statements.
Long-term Debt
Long-term debt increased $866.9 million, or 138%, to $1.5 billion at December 31, 2017, primarily from additional long-term FHLB advances in the third and fourth quarters of 2017 to improve liquidity and take advantage of attractive rates. On a period-end basis, long-term debt was 6% and 3% of total liabilities at December 31, 2017 and 2016, respectively.
On average, long-term debt increased to $854.4 million in 2017, $238.1 million, or 39%, higher than 2016 due to an increase in long-term FHLB advances. Average long-term debt was 4% of total liabilities during the current year, compared to 3% during 2016.
Long-term debt at December 31, 2017 included $1.3 billion in fixed-rate advances from the FHLB of Dallas that cannot be prepaid without incurring substantial penalties. The remaining debt consisted of $120.1 million of the Company’s junior subordinated debt and $44.1 million in notes payable on investments in new market tax credit entities. Interest on the junior subordinated debt is payable quarterly and may be deferred at any time at the election of the Company for up to 20 consecutive quarterly periods. During any deferral period, the Company is subject to certain restrictions, including being prohibited from declaring dividends to its common shareholders. The junior subordinated debt is redeemable by the Company in whole or in part. For additional information, see Note 13, Long-term Debt, in the Notes to the consolidated financial statements.
CAPITAL RESOURCES

Shareholders' equity increased $757.1 million, or 26%, during 2017, primarily from the Company's issuance of 6.1 million shares of common stock at a price of $83.00 per common share on March 7, 2017. Additionally, the Company issued 2.6 million shares of common stock to Banco de Sabadell, S.A. on July 31, 2017 as part of the acquisition of Sabadell United. The net increase to equity from the two offerings was $696.2 million. See Note 15, Shareholders' Equity, Capital Ratios, and Other Regulatory Matters, to the consolidated financial statements for more information.

The increase in shareholders' equity was also a result of undistributed income to common shareholders of $56.7 million, but was negatively impacted by an $11.7 million decrease in accumulated other comprehensive income, primarily resulting from a lower valuation of the Company's available for sale investment securities.

In the third quarter of 2017, the Company increased its quarterly dividend to common shareholders from $0.36 per common share to $0.37 per common share. Annual dividends paid to common shareholders were $1.46 per common share in 2017, a $0.06, or 4%, increase over 2016, resulting in a dividend payout ratio of 57.5% for the current year, up from 32.9% in 2016.

Regulatory Capital
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

At December 31, 2017 and 2016, the Company exceeded all required regulatory capital ratios, and the regulatory capital ratios of IBERIABANK were in excess of the levels established for “well-capitalized” institutions, as shown in the following table and chart.
TABLE 23—REGULATORY CAPITAL RATIOS

Ratio	Entity	2017 Well- Capitalized Minimums	December 31, 2017	December 31, 2016
			Actual	Actual
Tier 1 Leverage	IBERIABANK Corporation	N/A	9.35%	10.86%
	IBERIABANK	5.00%	9.10	9.21
Common Equity Tier 1 (CET1)	IBERIABANK Corporation	N/A	10.57	11.84
	IBERIABANK	6.50%	10.86	10.67
Tier 1 risk-based capital	IBERIABANK Corporation	N/A	11.16	12.59
	IBERIABANK	8.00%	10.86	10.67
Total risk-based capital	IBERIABANK Corporation	N/A	12.37	14.13
	IBERIABANK	10.00%	11.55	11.56
Beginning January 1, 2016, minimum capital ratios were subject to a capital conservation buffer. In order to avoid limitations on distributions, including dividend payments, and certain discretionary bonus payments to executive officers, an institution must hold a capital conservation buffer above its minimum risk-based capital requirements. This capital conservation buffer is calculated as the lowest of the differences between the actual CET1 ratio, Tier 1 Risk-Based Capital Ratio, and Total Risk-Based Capital ratio and the corresponding minimum ratios. At December 31, 2017, the required minimum capital conservation buffer was 1.250%, and will increase in subsequent years by 0.625% until it is fully phased in on January 1, 2019 at 2.50%. At December 31, 2017, the capital conservation buffers of the Company and IBERIABANK were 4.37% and 3.55%, respectively. Management believes that at December 31, 2017, the Company and IBERIABANK would have met all capital adequacy requirements on a fully phased-in basis if such requirements were then effective.
Capital ratios at December 31, 2017 were impacted by the Sabadell United acquisition, as well as the enactment of the Tax Act on December 22, 2017. The write-down of the Company's deferred tax assets in conjunction with the Tax Act resulted in an approximate 23 basis point decrease in our risk-based capital ratios.
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
The primary sources of funds for the Company are deposits and borrowings. Other sources of funds include repayments and maturities of loans and investment securities, securities sold under agreements to repurchase, and, to a lesser extent, off-balance sheet borrowing availability. Certificates of deposit scheduled to mature in one year or less at December 31, 2017 totaled $1.7 billion. Based on past experience, management believes that a significant portion of maturing deposits will remain with the Company. Additionally, the majority of the investment securities portfolio is classified as available-for-sale, which provides the ability to liquidate unencumbered securities as needed. Of the $4.8 billion in the investment securities portfolio, $2.7 billion is unencumbered and $2.1 billion has been pledged to support repurchase transactions, public funds deposits and certain long-term borrowings. Due to the relatively short implied duration of the investment securities portfolio, the Company has historically experienced consistent cash inflows on a regular basis. Securities cash flows are highly dependent on prepayment speeds and could change materially as economic or market conditions change. See Note 11, Deposits, Note 12, Short-Term Borrowings, and Note 13, Long-Term Debt, to the consolidated financial statements for additional discussion related to the Company’s funding requirements.
Scheduled cash flows from the amortization and maturities of loans and securities are relatively predictable sources of funds. Conversely, deposit flows, prepayments of loan and investment securities, and draws on customer letters and lines of credit are greatly influenced by general interest rates, economic conditions, competition, and customer demand. The FHLB of Dallas provides an additional source of liquidity to make funds available for general requirements and also to assist with the variability of less predictable funding sources. At December 31, 2017, the Company had $1.8 billion of outstanding FHLB advances,

$475.0 million of which was short-term and $1.3 billion was long-term. Additional FHLB borrowing capacity available at December 31, 2017 amounted to $6.4 billion. At December 31, 2017, the Company also had various funding arrangements with the Federal discount window and commercial banks providing up to $290.6 million in the form of federal funds and other lines of credit. At December 31, 2017, there were no balances outstanding on these lines and all of the funding was available to the Company.
Liquidity management is both a daily and long-term function of business management. The Company manages its liquidity with the objective of maintaining sufficient funds to respond to the predicted needs of depositors and borrowers and to take advantage of investments in earning assets and other earnings enhancement opportunities. Excess liquidity is generally invested in short-term investments such as overnight deposits. On a longer-term basis, the Company maintains a strategy of investing in various lending and investment security products. The Company uses its sources of funds primarily to fund loan commitments and meet its ongoing commitments associated with its operations. Based on its available cash at December 31, 2017 and current deposit modeling, the Company believes it has adequate liquidity to fund ongoing operations. The Company has adequate availability of funds from deposits, borrowings, repayments and maturities of loans and investment securities to provide the Company additional working capital if needed.
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
At December 31, 2017, the Company’s unfunded loan commitments outstanding totaled $342.3 million. At the same date, unused lines of credit, including credit card lines, amounted to $6.1 billion, as shown in the following table.
TABLE 24—COMMITMENT EXPIRATION PER PERIOD

(Dollars in thousands)	Less than 1 year	1—3 Years	3—5 Years	Over 5 Years	Total
Unused lines of credit:
Real estate - construction	$237,936	$678,477	$37,893	$22,534	$976,840
Real estate - owner-occupied	42,573	29,490	1,170	12,207	85,440
Real estate - non-owner occupied	159,392	120,880	11,952	13,521	305,745
Commercial and industrial	1,471,661	954,064	454,739	86,846	2,967,310
Mortgage	43,734	5,698	10	579	50,021
Consumer	902,548	184,859	28,429	558,842	1,674,678
Total unused lines of credit	2,857,844	1,973,468	534,193	694,529	6,060,034

Unfunded loan commitments	342,305	—	—	—	342,305
Standby letters of credit	174,100	35,042	860	—	210,002
	$3,374,249	$2,008,510	$535,053	$694,529	$6,612,341
The Company has entered into a number of long-term arrangements to support the ongoing activities of the Company. The required payments under such leasing and other debt commitments at December 31, 2017 are shown in the following table.
TABLE 25—CONTRACTUAL OBLIGATIONS AND OTHER DEBT COMMITMENTS

(Dollars in thousands)	2018	2019	2020	2021	2022	2023 and After	Total
Operating leases	$20,697	$19,466	$17,733	$14,437	$11,393	$36,744	$120,470
Certificates of deposit	1,670,503	401,855	158,555	65,885	78,500	12,190	2,387,488
Short-term borrowings	991,297	—	—	—	—	—	991,297
Long-term debt	235,944	506,231	114,241	55,441	410,800	173,178	1,495,835
	$2,918,441	$927,552	$290,529	$135,763	$500,693	$222,112	$4,995,090

ASSET/LIABILITY MANAGEMENT, MARKET RISK AND COUNTERPARTY CREDIT RISK
The principal objective of the Company’s asset and liability management function is to evaluate the Company's interest rate risk included in certain balance sheet accounts, determine the appropriate level of risk given the Company’s business focus, operating environment, capital and liquidity requirements, and performance objectives, establish prudent asset concentration guidelines and manage the risk consistent with Board approved guidelines. Through such management, the Company seeks to reduce the vulnerability of its operations to changes in interest rates. The Company’s actions in this regard are taken under the guidance of the Asset and Liability Committee. The Asset and Liability Committee normally meets monthly to review, among other things, the sensitivity of the Company’s assets and liabilities to interest rate changes, local and national market conditions, and interest rates. In connection therewith, the Asset and Liability Committee generally reviews the Company’s liquidity, cash flow needs, composition of investments, deposits, borrowings, and capital position.
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
The Company’s interest rate risk model indicates that the Company is asset sensitive in terms of interest rate sensitivity. Based on the Company’s interest rate risk model at December 31, 2017, the table below illustrates the impact of an immediate and sustained 100 and 200 basis point increase or decrease in interest rates on net interest income over the next twelve months.
TABLE 26—INTEREST RATE SENSITIVITY

Shift in Interest Rates (in bps)	% Change in Projected Net Interest Income
+200	5.2%
+100	3.0%
-100	(7.7)%
-200	(16.7)%
The influence of using the forward curve as of December 31, 2017 as a basis for projecting the interest rate environment would approximate a 0.6% increase in net interest income over the next 12 months. The computations of interest rate risk shown above are performed on a static balance sheet and do not necessarily include certain actions that management may undertake to manage this risk in response to unanticipated changes in interest rates and other factors to include shifts in deposit behavior.
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

The Federal Open Market Committee (“FOMC”) of the FRB, in an attempt to stimulate the overall economy, has, among other things, kept interest rates low through its targeted federal funds rate. In December 2016, the FOMC voted to raise the target federal funds rate for only the second time since 2006. The FOMC voted to raise the target federal funds rate again in March, June, and December of 2017. The FOMC has now raised rates by one and one-quarter percentage points since the financial crisis in 2008, a sign of its confidence in the health of the economy.The FOMC expects that economic conditions will continue to evolve in a manner that will warrant additional gradual increases in the federal funds rate in 2018 and over the next several years. As the FOMC increases the federal funds rate, it is possible that overall interest rates could rise, which may negatively impact the U.S. real estate markets. In addition, deflationary pressures, while possibly lowering our operating costs, could have a significant negative effect on our borrowers, especially our business borrowers, and the values of collateral securing loans, which could negatively affect our financial performance.

The Company’s commercial loan portfolio is also impacted by fluctuations in the level of one-month LIBOR, as a large portion of this portfolio reprices based on this index, and to a lesser extent Prime. Our net interest income may be reduced if more interest-earning assets than interest-bearing liabilities reprice or mature during a period when interest rates are declining, or more interest-bearing liabilities than interest-earning assets reprice or mature during a period when interest rates are rising.
The table below presents the Company’s anticipated repricing of loans and investment securities over the next four quarters.
TABLE 27—REPRICING OF CERTAIN EARNING ASSETS (1)

(Dollars in thousands)	1Q 2018	2Q 2018	3Q 2018	4Q 2018	Total less than one year
Investment securities	$169,749	$182,999	$187,756	$165,630	$706,134
Fixed rate loans	782,442	604,803	563,389	533,038	2,483,672
Variable rate loans	9,917,323	405,806	243,962	208,253	10,775,344
Total loans	10,699,765	1,010,609	807,351	741,291	13,259,016
	$10,869,514	$1,193,608	$995,107	$906,921	$13,965,150
(1) Amounts include expected maturities, scheduled paydowns, expected prepayments, and loans subject to floors and exclude the repricing of assets from prior periods, as well as non-accrual loans and market value adjustments.
As part of its asset/liability management strategy, the Company has seen greater levels of loan originations with adjustable or variable rates of interest as well as commercial and consumer loans, which typically have shorter terms than residential mortgage loans. The majority of fixed-rate, long-term residential loans are sold in the secondary market to avoid assumption of the interest rate risk associated with longer duration assets in the current low rate environment. As of December 31, 2017, $11.8 billion, or 59%, of the Company’s total loan portfolio had adjustable interest rates. The Company had no significant concentration to any single borrower or industry segment at December 31, 2017.
The Company’s strategy with respect to liabilities in recent periods has been to emphasize transaction accounts, particularly non-interest or low interest-bearing transaction accounts, which are significantly less sensitive to changes in interest rates. At December 31, 2017, 89% of the Company’s deposits were in transaction and limited-transaction accounts, compared to 88% at December 31, 2016. Non-interest-bearing transaction accounts were 29% of total deposits at December 31, 2017, compared to 28% of total deposits at December 31, 2016.
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
The table below presents the Company’s anticipated repricing of liabilities over the next four quarters.
TABLE 28—REPRICING OF LIABILITIES (1)

(Dollars in thousands)	1Q 2018	2Q 2018	3Q 2018	4Q 2018	Total less than one year
Time deposits	$368,895	$604,306	$427,626	$271,164	$1,671,991
Short-term borrowings	991,297	—	—	—	991,297
Long-term debt	1,090,180	13,821	77,235	699	1,181,935
	$2,450,372	$618,127	$504,861	$271,863	$3,845,223
(1) Amounts exclude the repricing of liabilities from prior periods.
As part of an overall interest rate risk management strategy, derivative instruments may also be used as an efficient way to modify the repricing or maturity characteristics of on-balance sheet assets and liabilities. Management may from time to time engage in such derivative instruments to effectively manage interest rate risk. These derivative instruments of the Company would modify net interest sensitivity to levels deemed appropriate.

IMPACT OF INFLATION OR DEFLATION AND CHANGING PRICES
The consolidated financial statements and related financial data presented herein have been prepared in accordance with GAAP, which generally require the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation. Unlike most industrial companies, the majority of the Company’s assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on the Company’s performance than does the effect of inflation. Although fluctuations in interest rates are neither completely predictable nor controllable, the Company regularly monitors its interest rate position and oversees its financial risk management by establishing policies and operating limits. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates. Although not as critical to the banking industry as to other industries, inflationary factors may have some impact on the Company’s growth, earnings, total assets and capital levels. Management does not expect inflation to be a significant factor in 2018.
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
Non-GAAP Measures
This discussion and analysis included herein contains financial information determined by methods other than in accordance with GAAP. The Company’s management uses these non-GAAP financial measures in their analysis of the Company’s performance. Non-GAAP measures include, but are not limited to, descriptions such as core, tangible, and pre-tax pre-provision. These measures typically adjust GAAP performance measures to exclude the effects of the amortization of intangibles and include the tax benefit associated with revenue items that are tax-exempt, as well as adjust income available to common shareholders for certain significant activities or transactions that, in management’s opinion, can distort period-to-period comparisons of the Company’s performance. Transactions that are typically excluded from non-GAAP performance measures include realized and unrealized gains/losses on former bank owned real estate, realized gains/losses on securities, income tax gains/losses, merger related charges and recoveries, litigation charges and recoveries, and debt repayment penalties. Management believes presentations of these non-GAAP financial measures provide useful supplemental information that is essential to a proper understanding of the operating results of the Company’s core businesses. These non-GAAP disclosures should not be viewed as a substitute for operating results determined in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures that may be presented by other companies. Reconciliations of GAAP to non-GAAP disclosures are presented in Table 29, with the exception of forward-looking information. The Company is unable to estimate GAAP EPS guidance without unreasonable efforts due to the nature of one-time or unusual items that cannot be predicted, and therefore has not provided this information under Regulation S-K Item 10(e)(1)(i)(B).

TABLE 29—RECONCILIATIONS OF NON-GAAP FINANCIAL MEASURES

	2017			2016			2015
(Dollars in thousands, except per share amounts)	Pre-tax	After-tax	Per share (2)	Pre-tax	After-tax	Per share (2)	Pre-tax	After-tax	Per share (2)
Net income	$292,879	$142,413	$2.77	$271,970	$186,777	$4.49	$206,938	$142,844	$3.68
Less: Preferred stock dividends	—	9,095	0.18	—	7,977	0.19	—	—	—
Income available to common shareholders (GAAP)	$292,879	$133,318	$2.59	$271,970	$178,800	$4.30	$206,938	$142,844	$3.68

Non-interest income adjustments (1)(3):
(Gain) loss on sale of investments and other non-interest income	148	97	—	(2,001)	(1,301)	(0.03)	(4,033)	(2,621)	(0.07)

Non-interest expense adjustments (1)(3):
Merger-related expense	40,971	28,566	0.55	3	2	—	24,074	15,861	0.41
Compensation-related expense	3,025	1,966	0.04	782	508	0.01	2,593	1,686	0.04
Impairment of long-lived assets, net of (gain) loss on sale	6,961	4,525	0.09	(674)	(437)	(0.01)	7,259	4,717	0.12
Litigation expense	11,692	11,405	0.22	—	—	—	—	—	—
Loss on early termination of loss share agreements	—	—	—	17,798	11,569	0.28	—	—	—
Debt prepayment	—	—	—	—	—	—	1,262	820	0.02
Other non-core non-interest expense	844	603	0.01	2,752	1,788	0.04	1,272	827	0.02
Total non-interest expense adjustments	63,493	47,065	0.91	20,661	13,430	0.32	36,460	23,911	0.62
Income tax expense (benefit) - provisional impact of TCJA (4)	—	51,023	0.99	—	—	—	—	—	—
Income tax expense (benefit) - other	—	(1,237)	(0.02)	—	(6,836)	(0.16)	—	(2,041)	(0.05)
Core earnings (Non-GAAP)	356,520	230,266	4.47	290,630	184,093	4.43	239,365	162,093	4.18
Provision for loan losses (1)	51,111	33,222		44,424	28,875		30,908	20,090
Pre-provision earnings, as adjusted (Non-GAAP)	$407,631	$263,488		$335,054	$212,968		$270,273	$182,183

(1)	Excluding preferred stock dividends, merger-related expense, and litigation expense, after-tax amounts are calculated using a tax rate of 35%, which approximates the marginal tax rate.

(2)	Diluted per share amounts may not appear to foot due to rounding.

(3)
Adjustments to GAAP results include certain significant activities or transactions that, in management's opinion, can distort period-to-period comparisons of the Company's performance. These adjustments include, but are not limited to, realized and unrealized gains or losses on former bank-owned real estate, realized gains or losses on the sale of investment securities, merger-related expenses, litigation charges and recoveries, debt prepayment penalties, and gains, losses, and impairment charges on long-lived assets.

(4)	Estimated net impact of the Tax Cuts and Jobs Act ("TCJA") enacted on December 22, 2017 is subject to refinement in future periods as further information becomes available.

(Dollars in thousands)	2017	2016	2015
Net interest income (GAAP)	$808,846	$649,238	$587,758
Taxable equivalent benefit	10,261	9,201	8,518
Net interest income (TE) (Non-GAAP) (1)	$819,107	$658,439	$596,276

Non-interest income (GAAP)	$211,040	$233,821	$220,393
Taxable equivalent benefit	2,736	2,822	2,346
Non-interest income (TE) (Non-GAAP) (1)	213,776	236,643	222,739
Taxable equivalent revenues (Non-GAAP) (1)	1,032,883	895,082	819,015
Securities (gains) losses and other non-interest income	148	(2,001)	(4,033)
Core taxable equivalent revenues (Non-GAAP) (1)	$1,033,031	$893,081	$814,982

Total non-interest expense (GAAP)	$675,896	$566,665	$570,305
Less: Intangible amortization expense	12,590	8,415	7,811
Tangible non-interest expense (Non-GAAP) (2)	663,306	558,250	562,494
Less: Merger-related expense	40,971	3	24,074
Compensation-related expense	3,025	782	2,593
Impairment of long-lived assets, net of (gain) loss on sale	6,961	(674)	7,259
Litigation expense	11,692	—	—
Loss on early termination of loss share agreements	—	17,798	—
Debt prepayment	—	—	1,262
Other non-core non-interest expense	844	2,752	1,272
Core tangible non-interest expense (Non-GAAP) (2)	$599,813	$537,589	$526,034

Average assets (GAAP)	$24,480,656	$20,321,234	$18,402,706
Less: Average intangible assets, net	957,209	759,749	696,275
Total average tangible assets (Non-GAAP) (2)	$23,523,447	$19,561,485	$17,706,431

Total shareholders’ equity (GAAP)	$3,696,791	$2,939,694	$2,498,835
Less: Goodwill and other intangibles	1,271,807	755,765	761,871
Preferred stock	132,097	132,097	76,812
Tangible common equity (Non-GAAP) (2)	$2,292,887	$2,051,832	$1,660,152

Average shareholders’ equity (GAAP)	$3,508,350	$2,637,594	$2,261,034
Less: Average preferred equity	132,097	112,598	31,506
Average common equity	3,376,253	2,524,996	2,229,528
Less: Average intangible assets, net	957,209	759,749	696,275
Average tangible common shareholders' equity (Non-GAAP) (2)	$2,419,044	$1,765,247	$1,533,253

Return on average assets (GAAP)	0.58%	0.92%	0.78%
Effect of non-core revenues and expenses	0.40	0.03	0.10
Core return on average assets (Non-GAAP)	0.98%	0.95%	0.88%

Return on average common equity (GAAP)	3.95%	7.08%	6.41%
Effect of non-core revenues and expenses	2.87	0.21	0.86
Core return on average common equity (Non-GAAP)	6.82%	7.29%	7.27%
Effect of intangibles (2)	3.04	3.45	3.63
Core return on average tangible common equity (Non-GAAP) (2)	9.86%	10.74%	10.90%

Efficiency ratio (GAAP)	66.3%	64.2%	70.6%
Effect of tax benefit related to tax-exempt income	(0.9)	(0.9)	(1.0)
Efficiency ratio (TE) (Non-GAAP) (1)	65.4%	63.3%	69.6%

Effect of amortization of intangibles	(1.2)	(0.9)	(1.0)
Effect of non-core items	(6.1)	(2.2)	(4.1)
Core tangible efficiency ratio (TE) (Non-GAAP) (1) (2)	58.1%	60.2%	64.5%

Total assets (GAAP)	$27,904,129	$21,659,190	$19,504,068
Less: Goodwill and other intangibles	1,271,807	755,765	761,871
Tangible assets (Non-GAAP) (2)	$26,632,322	$20,903,425	$18,742,197
Tangible common equity ratio (Non-GAAP) (2)	8.61%	9.82%	8.86%

Cash Yield:
Earning assets average balance (GAAP)	$22,482,689	$18,477,064	$16,652,051
Add: Adjustments	160,675	73,010	82,641
Earning assets average balance, as adjusted (Non-GAAP)	$22,643,364	$18,550,074	$16,734,692

Net interest income (GAAP)	$808,846	$649,238	$587,758
Add: Adjustments	(63,866)	(32,575)	(36,248)
Net interest income, as adjusted (Non-GAAP)	$744,980	$616,663	$551,510

Yield, as reported	3.64%	3.56%	3.58%
Add: Adjustments	(0.31)	(0.19)	(0.24)
Yield, as adjusted (Non-GAAP)	3.33%	3.37%	3.34%
(1) Fully taxable-equivalent (TE) calculations include the tax benefit associated with related income sources that are tax-exempt using a rate of 35%, which approximates the marginal tax rate.
(2) Tangible calculations eliminate the effect of goodwill and acquisition-related intangibles and the corresponding amortization expense on a tax-effected basis where applicable.

TABLE 30 – QUARTERLY RESULTS OF OPERATIONS AND SELECTED CASH FLOW DATA (UNAUDITED)

	2017
(Dollars in thousands, except per share data)	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Total interest and dividend income	$269,703	$246,972	$204,575	$192,533
Total interest expense	34,201	30,089	20,932	19,715
Net interest income	235,502	216,883	183,643	172,818
Provision for loan losses	14,393	18,514	12,050	6,154
Net interest income after provision for loan losses	221,109	198,369	171,593	166,664
Gain (loss) on sale of available-for-sale securities	35	(242)	59	—
Other non-interest income	54,626	53,309	55,907	47,346
Total non-interest expense	184,384	202,986	147,508	141,018
Income before income taxes	91,386	48,450	80,051	72,992
Income tax expense	81,108	18,806	28,033	22,519
Net income	$10,278	$29,644	$52,018	$50,473
Less: Preferred stock dividends	949	3,598	949	3,599
Income available to common shareholders	$9,329	$26,046	$51,069	$46,874
Less: Earnings allocated to unvested restricted stock	101	283	361	346
Earnings allocated to common shareholders	$9,228	$25,763	$50,708	$46,528
Earnings per share - basic	$0.17	$0.49	$1.00	$1.01
Earnings per share - diluted	0.17	0.49	0.99	1.00
Cash dividends declared per common share	0.37	0.37	0.36	0.36

	2016
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Total interest and dividend income	$180,805	$180,504	$178,694	$176,936
Total interest expense	19,140	17,087	15,941	15,533
Net interest income	161,665	163,417	162,753	161,403
Provision for loan losses	5,169	12,484	11,866	14,905
Net interest income after provision for loan losses	156,496	150,933	150,887	146,498
Gain on sale of available-for-sale securities	4	12	1,789	196
Other non-interest income	53,234	59,809	63,128	55,649
Loss on early termination of loss share agreements	17,798	—	—	—
Other non-interest expense	133,772	138,139	139,504	137,452
Income before income taxes	58,164	72,615	76,300	64,891
Income tax expense	13,034	24,547	25,490	22,122
Net income	$45,130	$48,068	$50,810	$42,769
Less: Preferred stock dividends	957	3,590	854	2,576
Income available to common shareholders	$44,173	$44,478	$49,956	$40,193
Less: Earnings allocated to unvested restricted stock	414	462	540	460
Earnings allocated to common shareholders	$43,759	$44,016	$49,416	$39,733
Earnings per share - basic	$1.05	$1.08	$1.21	$0.98
Earnings per share - diluted	1.04	1.08	1.21	0.97
Cash dividends declared per common share	0.36	0.36	0.34	0.34

Glossary of Defined Terms

Term	Definition
ACL	Allowance for credit losses
Acquired loans	Loans acquired in a business combination
AFS	Securities available-for-sale
ALL	Allowance for loan and lease losses
AOCI	Accumulated other comprehensive income (loss)
ASC	Accounting Standards Codification
ASU	Accounting Standards Update
Banco Sabadell	Banco de Sabadell, S.A.
Basel III	Global regulatory standards on bank capital adequacy and liquidity published by the BCBS
BCBS	Basel Committee on Banking Supervision
BOLI	Bank owned life insurance
CDE	IBERIA CDE, LLC
CET1	Common Equity Tier 1 Capital defined by Basel III capital rules
CFPB	Consumer Financial Protection Bureau
Company	IBERIABANK Corporation and Subsidiaries
Covered Loans	Acquired loans with loss protection provided by the FDIC
Dodd-Frank Act	Dodd-Frank Wall Street Reform and Consumer Protection Act
ECL	Expected credit losses
EPS	Earnings per common share
FASB	Financial Accounting Standards Board
FDIC	Federal Deposit Insurance Corporation
First Private	First Private Holdings, Inc
FHLB	Federal Home Loan Bank
Florida Bank Group	Florida Bank Group, Inc
FOMC	Federal Open Market Committee
FRB	Board of Governors of the Federal Reserve System
GAAP	Accounting principles generally accepted in the United States of America
Georgia Commerce	Georgia Commerce Bancshares, Inc.
GSE	Government-sponsored enterprises
HTM	Securities held-to-maturity
IAM	IBERIA Asset Management, Inc.
IBERIABANK	Banking subsidiary of IBERIABANK Corporation
ICP	IBERIA Capital Partners, LLC
Mortgage	IBERIABANK Mortgage Company
Legacy loans	Loans that were originated directly or otherwise underwritten by the Company
LIBOR	London Interbank Borrowing Offered Rate
LTC	Lenders Title Company
Non-GAAP	Financial measures determined by methods other than in accordance with GAAP
OCI	Other comprehensive income
Old Florida	Old Florida Bancshares, Inc.
OMNI	OMNI BANCSHARES, Inc.
OREO	Other real estate owned
OTTI	Other than temporary impairment
Parent	IBERIABANK Corporation

RRP	Recognition and Retention Plan
Sabadell United	Sabadell United Bank, N.A.
SBA	Small Business Administration
SEC	Securities and Exchange Commission
TE	Fully taxable equivalent
Teche	Teche Holding Company
TDR	Troubled debt restructuring
Trust One-Memphis	Trust One Bank (Memphis Operations)
U.S.	United States of America
VIE	Variable interest entity

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
The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework (2013 Framework). Based on its assessment, management believes that, as of December 31, 2017, the Company’s internal control over financial reporting is effective based on those criteria.
The Company’s independent registered public accounting firm has also issued an attestation report on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017.

/s/ Daryl G. Byrd	/s/ Anthony J. Restel
Daryl G. Byrd	Anthony J. Restel
President and Chief Executive Officer	Vice Chairman and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Shareholders
IBERIABANK Corporation

Opinion on Internal Control over Financial Reporting

We have audited IBERIABANK Corporation and subsidiaries’ internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, IBERIABANK Corporation and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of IBERIABANK Corporation and subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes and our report dated February 23, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

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

Definition and Limitations of Internal Control Over Financial Reporting

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

/s/ Ernst & Young LLP

New Orleans, Louisiana
February 23, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON THE CONSOLIDATED FINANCIAL STATEMENTS

The Board of Directors and Shareholders
IBERIABANK Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of IBERIABANK Corporation and subsidiaries (the Company) as of December 31, 2017 and 2016, and the related consolidated statements of comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 23, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2007.
New Orleans, Louisiana
February 23, 2018

IBERIABANK CORPORATION AND SUBSIDIARIES
Consolidated Balance Sheets

	December 31,
(Dollars in thousands, except share data)	2017	2016
Assets
Cash and due from banks	$319,156	$295,896
Interest-bearing deposits in banks	306,568	1,066,230
Total cash and cash equivalents	625,724	1,362,126
Securities available for sale, at fair value	4,590,062	3,446,097
Securities held to maturity (fair values of $227,964 and $89,932, respectively)	227,318	89,216
Mortgage loans held for sale, at fair value	134,916	157,041
Loans, net of unearned income	20,078,181	15,064,971
Allowance for loan losses	(140,891)	(144,719)
Loans, net	19,937,290	14,920,252
Premises and equipment, net	331,413	306,373
Goodwill	1,188,902	726,856
Other intangible assets	88,562	32,967
Other assets	779,942	618,262
Total Assets	$27,904,129	$21,659,190
Liabilities
Deposits:
Non-interest-bearing	$6,209,925	$4,928,878
Interest-bearing	15,256,792	12,479,405
Total deposits	21,466,717	17,408,283
Short-term borrowings	991,297	509,136
Long-term debt	1,495,835	628,953
Other liabilities	253,489	173,124
Total Liabilities	24,207,338	18,719,496
Shareholders’ Equity
Preferred stock, $1 par value - 5,000,000 shares authorized
Non-cumulative perpetual, liquidation preference $10,000 per share; 13,750 and 13,750 shares issued and outstanding, respectively, including related surplus	132,097	132,097
Common stock, $1 par value - 100,000,000 shares authorized; 53,872,272 and 44,795,386 shares issued and outstanding, respectively	53,872	44,795
Additional paid-in capital	2,787,484	2,084,446
Retained earnings	769,226	704,391
Accumulated other comprehensive income (loss)	(45,888)	(26,035)
Total Shareholders’ Equity	3,696,791	2,939,694
Total Liabilities and Shareholders’ Equity	$27,904,129	$21,659,190
The accompanying Notes are an integral part of these Consolidated Financial Statements.

IBERIABANK CORPORATION AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income

	Year Ended December 31,
(Dollars in thousands, except per share data)	2017	2016	2015
Interest and Dividend Income
Loans, including fees	$802,947	$663,036	$606,966
Mortgage loans held for sale, including fees	4,679	6,564	6,164
Investment securities:
Taxable interest	87,359	52,150	47,380
Tax-exempt interest	8,835	7,004	5,785
Amortization of FDIC loss share receivable	—	(16,023)	(23,500)
Other	9,963	4,208	4,063
Total interest and dividend income	913,783	716,939	646,858
Interest Expense
Deposits:
NOW and MMDA	57,283	32,396	27,226
Savings	1,455	1,145	740
Time deposits	21,095	18,040	19,137
Short-term borrowings	7,557	2,452	797
Long-term debt	17,547	13,668	11,200
Total interest expense	104,937	67,701	59,100
Net interest income	808,846	649,238	587,758
Provision for loan losses	51,111	44,424	30,908
Net interest income after provision for loan losses	757,735	604,814	556,850
Non-interest Income
Mortgage income	63,570	83,853	80,662
Service charges on deposit accounts	47,678	44,135	42,197
Title revenue	21,972	22,213	22,837
Broker commissions	9,902	15,338	17,592
ATM/debit card fee income	14,822	14,240	13,989
Credit card and merchant-related income	14,433	12,171	10,675
(Loss) gain on sale of available for sale securities	(148)	2,001	1,575
Other non-interest income	38,811	39,870	30,866
Total non-interest income	211,040	233,821	220,393
Non-interest Expense
Salaries and employee benefits	379,527	331,686	322,586
Net occupancy and equipment	70,663	65,797	68,541
Communication and delivery	14,252	12,383	13,506
Marketing and business development	13,999	12,332	13,176
Data processing	39,176	25,091	34,424
Professional services	48,545	19,153	22,368
Credit and other loan related expense	19,008	10,937	16,653
Insurance	21,815	17,270	16,670
Loss on early termination of loss share agreements	—	17,798	—
Travel and entertainment	11,287	8,481	9,525
Amortization of acquisition intangibles	12,590	8,415	7,811
Errors, fines, and losses	12,246	6,111	12,116
Other non-interest expense	32,788	31,211	32,929
Total non-interest expense	675,896	566,665	570,305
Income before income tax expense	292,879	271,970	206,938
Income tax expense	150,466	85,193	64,094
Net Income	142,413	186,777	142,844
Less: Preferred stock dividends	9,095	7,977	—
Net Income Available to Common Shareholders	$133,318	$178,800	$142,844

Income Available to Common Shareholders - Basic	$133,318	$178,800	$142,844
Less: Earnings Allocated to Unvested Restricted Stock	1,210	1,872	1,680
Earnings Allocated to Common Shareholders	$132,108	$176,928	$141,164
Earnings per common share - Basic	$2.61	$4.32	$3.69
Earnings per common share - Diluted	2.59	4.30	3.68
Cash dividends declared per common share	1.46	1.40	1.36
Comprehensive Income
Net Income	$142,413	$186,777	$142,844
Other comprehensive income (loss), net of tax:
Unrealized gains (losses) on securities:
Unrealized holding gains (losses) arising during the period (net of tax effects of $6,244 $12,261, and $4,374, respectively)	(11,596)	(22,771)	(8,124)
Less: Reclassification adjustment for (losses) gains included in net income (net of tax effects of $52, $700, and $551, respectively)	(96)	1,301	1,024
Unrealized gains (losses) on securities, net of tax	(11,500)	(24,072)	(9,148)
Fair value of derivative instruments designated as cash flow hedges:
Change in fair value of derivative instruments designated as cash flow hedges during the period (net of tax effects of $329, $231, and $20, respectively)	(611)	(328)	38
Less: Reclassification adjustment for (losses) gains included in net income (net of tax effects of $210, $27, and $0, respectively)	(390)	50	—
Fair value of derivative instruments designated as cash flow hedges, net of tax	(221)	(378)	38
Other comprehensive income (loss), net of tax	(11,721)	(24,450)	(9,110)
Comprehensive income	$130,692	$162,327	$133,734
The accompanying Notes are an integral part of these Consolidated Financial Statements.

IBERIABANK CORPORATION AND SUBSIDIARIES
Consolidated Statements of Shareholders’ Equity

	Preferred Stock		Common Stock
(In thousands, except share and per share data)	Shares	Amount	Shares	Amount	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock at Cost	Total
Balance, December 31, 2014	—	$—	35,262,901	$35,263	$1,398,633	$496,573	$7,525	$(85,846)	$1,852,148
Net income	—	—	—	—	—	142,844	—	—	142,844
Other comprehensive income/(loss)	—	—	—	—	—	—	(9,110)	—	(9,110)
Cash dividends declared, $1.36 per share	—	—	—	—	—	(54,931)	—	—	(54,931)
Reclassification of treasury stock under the LBCA (1)	—	—	(1,809,497)	(1,809)	(84,037)	—	—	85,846	—
Common stock issued under incentive plans, net of shares surrendered in payment, including tax benefit	—	—	211,729	212	2,201	—	—	—	2,413
Common stock issued for acquisitions	—	—	7,474,404	7,474	467,279	—	—	—	474,753
Preferred stock issued	8,000	76,812	—	—	—	—	—	—	76,812
Share-based compensation cost	—	—	—	—	13,906	—	—	—	13,906
Balance, December 31, 2015	8,000	$76,812	41,139,537	$41,140	$1,797,982	$584,486	$(1,585)	$—	$2,498,835
Net income	—	—	—	—	—	186,777	—	—	186,777
Other comprehensive income/(loss)	—	—	—	—	—	—	(24,450)	—	(24,450)
Cash dividends declared, $1.40 per share	—	—	—	—	—	(58,895)	—	—	(58,895)
Preferred stock dividends	—	—	—	—	—	(7,977)	—	—	(7,977)
Common stock issued under incentive plans, net of shares surrendered in payment, including tax benefit	—	—	264,605	264	7,756	—	—	—	8,020
Common stock issued	—	—	3,593,750	3,594	275,648	—	—	—	279,242
Preferred stock issued	5,750	55,285	—	—	—	—	—	—	55,285
Common stock repurchases	—	—	(202,506)	(203)	(11,463)	—	—	—	(11,666)
Share-based compensation cost	—	—	—	—	14,523	—	—	—	14,523
Balance, December 31, 2016	13,750	$132,097	44,795,386	$44,795	$2,084,446	$704,391	$(26,035)	$—	$2,939,694
Net income	—	—	—	—	—	142,413	—	—	142,413
Other comprehensive income/(loss)	—	—	—	—	—	—	(11,721)	—	(11,721)
Cash dividends declared, $1.46 per share	—	—	—	—	—	(76,615)	—	—	(76,615)
Reclassification of AOCI to RE due to TJCA (2)	—	—	—	—	—	8,132	(8,132)	—	—
Preferred stock dividends	—	—	—	—	—	(9,095)	—	—	(9,095)
Common stock issued under incentive plans, net of shares surrendered in payment, including tax benefit	—	—	366,582	367	(882)	—	—	—	(515)
Common stock issued	—	—	6,100,000	6,100	479,051	—	—	—	485,151
Common stock issued for acquisitions	—	—	2,610,304	2,610	208,433	—	—	—	211,043
Share-based compensation cost	—	—	—	—	16,436	—	—	—	16,436
Balance, December 31, 2017	13,750	$132,097	53,872,272	$53,872	$2,787,484	$769,226	$(45,888)	$—	$3,696,791

(1) Effective January 1, 2015, companies incorporated in Louisiana became subject to the Louisiana Business Corporation Act (“LBCA”), which eliminates the concept of treasury stock and provides that shares reacquired by a company are to be treated as authorized but unissued. Refer to Note 1 for further discussion.

(2) One-time reclassification from accumulated other comprehensive income ("AOCI") to retained earnings ("RE") for stranded tax effects resulting from the Tax Cuts and Jobs Act ("TCJA"), enacted on December 22, 2017.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

IBERIABANK CORPORATION AND SUBSIDIARIES
Consolidated Statements of Cash Flows

	Year Ended December 31,
(Dollars in thousands)	2017	2016	2015
Cash Flows from Operating Activities
Net income	$142,413	$186,777	$142,844
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, amortization, and accretion, including amortization of purchase accounting adjustments and market value adjustments	(4,113)	10,633	12,017
Provision for loan losses	51,111	44,424	30,908
Share-based compensation cost - equity awards	16,436	14,523	13,906
(Gain)/loss on sale of OREO and long-lived assets, net of impairment	1,581	14,500	(1,137)
(Gain)/loss on sale of available for sale securities	148	(2,001)	(1,575)
Expense/(benefit) for deferred income taxes	71,257	(16,654)	4,551
Originations of mortgage loans held for sale	(1,844,358)	(2,460,033)	(2,464,588)
Proceeds from sales of mortgage loans held for sale	1,922,003	2,525,945	2,516,936
Realized and unrealized (gain)/loss on mortgage loans held for sale, net	(62,438)	(74,486)	(83,957)
Other operating activities, net	(30,394)	64,460	26,798
Net Cash Provided by Operating Activities	263,646	308,088	196,703
Cash Flows from Investing Activities
Proceeds from sales of available for sale securities	682,349	197,733	228,604
Proceeds from maturities, prepayments and calls of available for sale securities	568,250	484,138	473,142
Purchases of available for sale securities, net of available for sale securities acquired	(1,475,008)	(1,384,525)	(1,063,460)
Proceeds from maturities, prepayments and calls of held to maturity securities	8,687	8,791	22,939
Purchases of held to maturity securities	(148,234)	—	(5,833)
Purchases of equity securities, net of equity securities acquired	(71,684)	(31,530)	(16,362)
Proceeds from sales of equity securities	21,532	—	—
Increase in loans, net of loans acquired	(976,488)	(704,025)	(703,946)
Proceeds from sale of premises and equipment	354	1,941	13,309
Purchases of premises and equipment, net of premises and equipment acquired	(37,763)	(12,840)	(19,502)
Proceeds from disposition of OREO	25,624	33,236	55,025
Cash paid for additional investment in tax credit entities	(16,401)	(19,208)	(9,671)
Cash paid for acquisition of a business, net of cash received	(490,435)	—	425,581
Other investing activities, net	636	1,892	29,202
Net Cash Used in Investing Activities	(1,908,581)	(1,424,397)	(570,972)
Cash Flows from Financing Activities
Increase/(decrease) in deposits, net of deposits acquired	(323,257)	1,230,008	968,746
Net change in short-term borrowings, net of borrowings acquired	(38,377)	182,518	(520,653)
Proceeds from long-term debt	964,974	304,728	63,198
Repayments of long-term debt	(97,259)	(15,025)	(201,259)
Cash dividends paid on common stock	(72,772)	(56,793)	(52,318)
Cash dividends paid on preferred stock	(9,095)	(7,028)	—
Net share-based compensation stock transactions	(832)	6,899	1,915
Payments to repurchase common stock	—	(11,666)	—
Net proceeds from issuance of common stock	485,151	279,242	—
Net proceeds from issuance of preferred stock	—	55,285	76,812

Net Cash Provided by Financing Activities	908,533	1,968,168	336,441
Net Increase (Decrease) In Cash and Cash Equivalents	(736,402)	851,859	(37,828)
Cash and Cash Equivalents at Beginning of Period	1,362,126	510,267	548,095
Cash and Cash Equivalents at End of Period	$625,724	$1,362,126	$510,267
Supplemental Schedule of Non-cash Activities
Acquisition of real estate in settlement of loans	$18,170	$9,743	$21,690
Common stock issued in acquisition	$211,043	$—	$474,753
Supplemental Disclosures
Cash paid for:
Interest on deposits and borrowings	$102,558	$70,084	$58,556
Income taxes, net	$77,034	$79,784	$53,476
The accompanying Notes are an integral part of these Consolidated Financial Statements.

IBERIABANK CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements
NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
GENERAL
IBERIABANK Corporation is a regional financial holding company with offices in Louisiana, Arkansas, Tennessee, Alabama, Texas, Florida, Georgia, and South Carolina, offering commercial, private banking, consumer, small business, wealth and trust management, retail brokerage, mortgage, and title insurance services. The accompanying consolidated financial statements have been prepared in accordance with GAAP and practices generally accepted in the banking industry. The consolidated financial statements include the accounts of the Company and its subsidiaries.
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
PRINCIPLES OF CONSOLIDATION
All significant intercompany balances and transactions have been eliminated in consolidation. The Company’s consolidated financial statements include all entities in which the Company has a controlling financial interest under either the voting interest or variable interest model. The assessment of whether or not the Company has a controlling interest (i.e., the primary beneficiary) in a variable interest entity ("VIE") is performed on an on-going basis. All equity investments in non-consolidated VIEs are included in "other assets" in the Company’s consolidated balance sheets. The Company’s maximum exposure to loss as a result of its involvement with non-consolidated VIEs was approximately $160 million and $91 million at December 31, 2017 and 2016, respectively.  The Company's maximum exposure to loss was equivalent to the carrying value of its investments and any related outstanding loans to the non-consolidated VIEs.
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
USE OF ESTIMATES
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Material estimates that are susceptible to significant change in the near term are the allowance for credit losses, valuation of and accounting for acquired loans, goodwill and other intangible assets, and income taxes.
CONCENTRATION OF CREDIT RISKS
Most of the Company’s business activity is with customers located in the southeastern United States. The Company’s lending activity is concentrated in its market areas within those states. The Company has emphasized originations of commercial loans and private banking loans, defined as loans to higher net worth clients. Repayments on loans are expected to come from cash flows of the borrower and/or guarantor. Losses on secured loans are limited by the net realizable value of the collateral upon default of the borrowers and guarantor support. The Company believes it does not have any excessive concentrations to any one industry, loan type, or customer.
BUSINESS COMBINATIONS
Assets and liabilities acquired in business combinations are recorded at their acquisition date fair values. In accordance with ASC Topic 805, Business Combinations, the Company generally records provisional amounts at the time of acquisition based on the information available to the Company. The provisional estimates of fair values may be adjusted for a period of up to one year (“measurement period”) from the date of acquisition if new information is obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the measurement of the amounts recognized as of that date. Subsequently, adjustments recorded during the measurement period are recognized in the current reporting period.
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
CASH AND CASH EQUIVALENTS
For purposes of presentation in the consolidated statements of cash flows, cash and cash equivalents are defined as cash on hand, interest-bearing deposits, and non-interest-bearing demand deposits at other financial institutions with original maturities less than three months. IBERIABANK may be required to maintain average cash balances on hand or with the Federal Reserve Bank to meet regulatory reserve and clearing requirements. At December 31, 2017 and 2016, IBERIABANK had sufficient cash deposited with the Federal Reserve Bank to cover the required reserve balance.
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
Nonmarketable equity securities include stock acquired for regulatory purposes, such as Federal Home Loan Bank stock and Federal Reserve Bank stock. These securities are accounted for at amortized cost, evaluated for impairment at least quarterly, and included in "other assets."
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
Loans held for sale primarily consist of fixed rate single-family residential mortgage loans originated and committed to be sold in the secondary market. Mortgage loans originated and held for sale are recorded at fair value under the fair value option, unless otherwise noted. For mortgage loans for which the Company has elected the fair value option, gains and losses are included in mortgage income. For any other loans held for sale, net unrealized losses, if any, are recognized through a valuation allowance that is recorded as a charge to non-interest income. See Note 19 for further discussion of the determination of fair value for loans held for sale. In most cases, loans in this category are sold within thirty days and are generally sold with the mortgage servicing rights released. Buyers generally have recourse to return a purchased loan or request reimbursement for the loan premium or consideration transferred for servicing rights under limited circumstances. Recourse conditions may include prepayment, payment default, breach of representations or warranties, and documentation deficiencies. During 2017 and 2016, an insignificant number of loans were returned to the Company. At December 31, 2017 and 2016, the recorded repurchase liability associated with transferred loans was not material.
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
Acquired loans are evaluated at acquisition and classified as purchased impaired (“acquired impaired”) or purchased non-impaired (“acquired non-impaired”). Acquired impaired loans reflect credit deterioration since origination to the extent that it is probable at the time of acquisition that the Company will be unable to collect all contractually required payments. At the time of acquisition, acquired impaired loans are accounted for individually or aggregated into loan pools with similar characteristics, which include:

•	whether the loan is performing according to contractual terms at the time of acquisition,

•	the loan type based on regulatory reporting guidelines, namely whether the loan was a mortgage, consumer, or commercial loan,

•	the nature of collateral,

•	the interest rate type, whether fixed or variable rate, and

•	the loan payment type, primarily whether the loan is amortizing or interest-only.
From these pools, the Company uses certain loan information, including outstanding principal balance, estimated expected losses, weighted average maturity, weighted average term to re-price (if a variable rate loan), weighted average margin, and weighted average interest rate to estimate the expected cash flows for each loan pool.
For acquired impaired loans, expected cash flows at the acquisition date in excess of the fair value of loans are recorded as interest income over the life of the loans using a level yield method if the timing and amount of future cash flows is reasonably estimable. For acquired non-impaired loans, the difference between the fair value and unpaid principal balance of the loan at acquisition, referred to as a purchase premium or discount, is amortized or accreted to income over the estimated life of the loans as an adjustment to yield.
Subsequent to acquisition, the Company performs cash flow re-estimations at least quarterly for each acquired impaired loan and/or loan pool. Increases in estimated cash flows above those expected at acquisition are recognized on a prospective basis as interest income over the remaining life of the loan and/or pool. Decreases in expected cash flows subsequent to acquisition generally result in recognition of a provision for credit loss. The measurement of cash flows involves several assumptions and judgments (i.e., prepayments, default rates, loss severity, etc.). All of these factors are inherently subjective and significant changes in the cash flow estimations can result over the life of the loan.

Classification
The Company’s loan portfolio is disaggregated into portfolio segments for purposes of determining the ACL. The Company’s portfolio segments include commercial, residential mortgage, and consumer and other loans, bifurcated between legacy and acquired (non-impaired). The Company further disaggregates each commercial, residential mortgage, and consumer and other loans portfolio segment into classes for purposes of monitoring and assessing credit quality based on certain risk characteristics. Classes within the commercial loan portfolio segment include commercial real estate-construction, commercial real estate-owner-occupied, commercial real estate-non-owner occupied, and commercial and industrial. Classes within the consumer and other loans portfolio segment include home equity, indirect automobile, credit card and other.
Troubled Debt Restructurings
The Company periodically grants concessions to its customers in an attempt to protect as much of its investment as possible and minimize risk of loss. These concessions may include restructuring the terms of a loan to alleviate the burden of the customer’s near-term cash requirements. In order to be classified as a TDR, the Company must conclude that the restructuring constitutes a concession and the customer is experiencing financial difficulties. The Company defines a concession to the customer as a modification of existing terms for economic or legal reasons that it would otherwise not consider. The concession is either granted through an agreement with the customer or is imposed by a court of law. Concessions include modifying original loan terms to reduce or defer cash payments required as part of the loan agreement, including but not limited to:

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
Legacy and acquired non-impaired loans are placed on non-accrual status when any of the following occur: 1) the loan is maintained on a cash basis because of deterioration in the financial condition of the borrower; 2) collection of the full contractual amount of principal and interest is not expected (even if the loan is currently paying as agreed);  or 3) when principal or interest has been in default for a period of 90 days or more, unless the loan is both well-secured and in the process of collection. Factors considered in determining the collection of the full contractual amount of principal and interest include assessment of the borrower’s cash flow, valuation of underlying collateral, and the ability and willingness of guarantors to provide credit support.  Certain commercial loans are also placed on non-accrual status when payment is not past due and full payment of principal and interest is expected, but we have doubt about the borrower’s ability to comply with existing repayment terms. Consideration will be given to placing a loan on non-accrual due to the deterioration of the debtor’s repayment ability, the repayment of the loan becoming dependent on the liquidation of collateral, an existing collateral deficiency, the loan being classified as "Doubtful" or "Loss," the client filing for bankruptcy, and/or foreclosure being initiated. Regarding all classes within the C&I and CRE portfolios, the determination of a borrower’s ability to make the required principal and interest payments is based on an examination of the borrower’s current financial statements, industry, management capabilities, and other qualitative factors.
Acquired impaired loans are placed on non-accrual status when the Company cannot reasonably estimate cash flows on a loan or loan pool. Legacy and acquired non-impaired loans are evaluated for potential charge-off in accordance with the parameters discussed in the following paragraph or when the loan is placed on non-accrual status, whichever is earlier.
Loans within the commercial portfolio (except for acquired impaired) are generally evaluated for charge-off at 90 days past due, unless both well-secured and in the process of collection. Closed and open-end residential mortgage and consumer loans (except for acquired impaired) are evaluated for charge-off no later than 120 days past due. Any outstanding loan balance in excess of the fair value of the collateral less costs to sell is charged-off no later than 120 days past due for loans secured by real estate. For non-real estate secured loans, in lieu of charging off the entire loan balance, loans may be written down to the fair value of the collateral less costs to sell if repossession of collateral is assured and in process.
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
IMPAIRED LOANS
For all classes within the commercial portfolio, all loans with an outstanding commitment balance above a specific threshold are evaluated on a quarterly basis for potential impairment. Generally, residential mortgage and consumer loans within any class are not individually evaluated on a regular basis for impairment. All TDRs, regardless of the outstanding balance amount or portfolio classification, and all acquired impaired loans are considered to be impaired.
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
ALLOWANCE FOR CREDIT LOSSES
The Company maintains the ACL at a level that management believes appropriate to absorb estimated probable credit losses incurred in the loan portfolios (including unfunded commitments) as of the consolidated balance sheet date. The ACL consists of the allowance for loan losses (contra asset) and the reserve for unfunded commitments (liability). The manner in which the ACL is determined is based on 1) the accounting method applied to the underlying loans and 2) whether the loan is required to be measured for impairment. The Company delineates between loans accounted for under the contractual yield method, legacy and acquired non-impaired loans, and acquired impaired loans. Further, for legacy and acquired non-impaired loans, the Company attributes portions of the ACL to loans and loan commitments that it measures individually, and groups of homogeneous loans and loan commitments that it measures collectively for impairment.
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
The allowance for loan losses for all impaired loans (excluding acquired impaired) is determined on an individual loan basis, considering the facts and circumstances specific to each borrower. The allowance is based on the difference between the recorded investment in the loan and generally either the estimated net present value of projected cash flows or the estimated value of the collateral associated with the loan, if the loan is deemed collateral-dependent. For non-impaired loans (excluding acquired impaired), the allowance for loan losses is calculated based on pools of loans with similar characteristics. The pool-level allowance is calculated through the application of PD (i.e., probability of default) and LGD (i.e., loss given default) factors for each individual loan. PDs and LGDs are determined based on historical default and loss information for similar loans. For purposes of establishing estimated loss percentages for pools of loans that share common risk characteristics, the Company’s loan portfolio is segmented by various loan characteristics including loan type, risk rating (commercial), Vantage or FICO score (residential mortgage and consumer), past due status (residential mortgage and consumer) and call report code. The default and loss information is measured over an appropriate period for each loan pool and adjusted as deemed appropriate. Qualitative adjustments are incorporated into the pool-level analysis to accommodate for the imprecision of certain assumptions and uncertainties inherent in the calculation. See the "Loans" section of this footnote for discussion of the determination of the ACL for acquired impaired loans.
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
SOFTWARE
Software is amortized on a straight-line basis over its estimated useful life. The estimated useful life of software is generally three years, but can vary depending on the specific facts and circumstances. Software is evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of the software may not be recoverable. Software is recorded within "other assets" on the Company’s consolidated balance sheets with carrying amounts at December 31, 2017 and 2016 of $5.2 million and $5.6 million, respectively.

GOODWILL AND OTHER INTANGIBLE ASSETS
Goodwill
Goodwill represents the excess of the consideration paid in a business combination over the fair value of the identifiable net assets acquired. Goodwill is not amortized, but is assessed for potential impairment at a reporting unit level on an annual basis, as of October 1st, or whenever events or changes in circumstances indicate that it is more likely than not the fair value of a reporting unit is less than its respective carrying amount. For the annual October 1, 2017 impairment evaluation, management elected to bypass the qualitative assessment for each respective reporting unit (IBERIABANK, Mortgage, and LTC) and performed Step 1 of the goodwill impairment test. Step 1 of the goodwill impairment test requires the Company to compare the fair value of each reporting unit with its carrying amount, including goodwill. Accordingly, the Company determined the fair value of each reporting unit and compared the fair value to each respective reporting unit’s carrying amount. The Company determined that none of the reporting units’ fair values were below their respective carrying amounts. The Company concluded goodwill was not impaired as of October 1, 2017. Further, no events or changes in circumstances between October 1, 2017 and December 31, 2017 indicated that it was more likely than not the fair value of any reporting unit had been reduced below its carrying value.

Based on the testing performed in 2017 and 2016, management concluded that for the IBERIABANK, Mortgage, and LTC reporting units, goodwill was not impaired at any time during those periods.
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
Intangible assets subject to amortization
The Company’s acquired intangible assets that are subject to amortization include (amongst other ancillary intangibles described in Note 9) core deposit intangibles, amortized on a straight-line or accelerated basis, and a customer relationship intangible asset, amortized on an accelerated basis, over average lives not to exceed 10 years. The Company reviews intangible assets for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Impairment is identified if the sum of the undiscounted estimated future cash flows is less than the carrying value of the asset. Intangible assets are recorded within "other assets" on the Company’s consolidated balance sheets.
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
TRANSFERS OF FINANCIAL ASSETS
Transfers of financial assets, or portions thereof which meet the definition of a participating interest, are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when 1) the assets have been legally isolated from the Company, 2) the transferee has the right to pledge or exchange the assets with no conditions that constrain the transferee and provide more than a trivial benefit to the Company, and 3) the Company does not maintain effective control over the transferred assets. Should the transfer not satisfy all three criteria, the transaction is recorded as a secured borrowing.
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
INCOME TAXES
The Company and all subsidiaries file a consolidated Federal income tax return on a calendar year basis. The Company files income tax returns in the U.S. Federal jurisdiction and various state and local jurisdictions through IBERIABANK Corporation (Parent), IBERIABANK, and their respective subsidiaries. In lieu of Louisiana state income tax, IBERIABANK is subject to the Louisiana bank shares tax, portions of which are included in both "non-interest expense" and "income tax expense" in the Company’s consolidated statements of comprehensive income. With few exceptions, the Company is no longer subject to U.S. federal, state or local income tax examinations for years before 2014.
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
The Company recognizes interest and penalties accrued related to unrecognized tax benefits, if applicable, in "non-interest expense."
Investments in qualified affordable housing projects that meet the applicable GAAP criteria are accounted for under the proportional amortization method. Under this method, the expense associated with the investments is recognized in income tax expense rather than non-interest expense. The Company has also elected to utilize the deferral method for investments that generate investment tax credits. Under this approach, the investment tax credits are recognized as a reduction of the related asset rather than income tax expense.
In December 2017, the SEC staff issued Staff Accounting Bulletin No. 118 ("SAB 118"), Income Tax Accounting Implications of the Tax Cuts and Jobs Act (the "Tax Act"), which allows the Company to record provisional amounts during the measurement period. The measurement period is prohibited from extending beyond one year of the enactment date of the Tax Act, or December 22, 2018. Any provisional amounts or adjustments to provisional amounts included in the Company’s consolidated financial statements during the measurement period will be included in the consolidated statements of comprehensive income as an adjustment to income tax expense in the reporting period the amounts are determined. Refer to Note 14, Income Taxes, for further details of the impact of the Tax Act on the Company.
SHARE-BASED COMPENSATION PLANS
The Company issues stock options, restricted stock awards, restricted share units, performance units, and phantom stock awards under various plans to directors, officers, and other key employees. Compensation cost for all awards is recognized on a straight-line basis over the requisite service period, which is generally the vesting period, taking into account retirement eligibility. The majority of the Company's share-based awards qualify for equity accounting and contain service conditions. Under equity accounting, the fair value of the award is measured at the grant date and not subsequently remeasured. The Company accounts for share-based forfeitures as they occur.
For awards that contain a market condition, the Company includes the market condition in the determination of the grant date fair value of the award. Compensation cost for an award with a market condition is recognized regardless of whether the market condition is satisfied, assuming the requisite service is met. The Company does not include performance conditions in the determination of the grant date fair value of the award. Compensation cost for an award with a performance condition is not recognized if the performance condition is not satisfied. Phantom stock awards and performance units, accounted for as liability awards, are remeasured at each reporting period based on their fair value until the date of settlement. Compensation cost for each reporting period until settlement is based on the change (or a portion of the change, depending on the percentage of the requisite service that has been rendered at the reporting date) in the fair value of the phantom stock award and performance unit for each reporting period.
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
SHARE REPURCHASES
The Company classifies repurchased shares, as required for companies incorporated in Louisiana, as a reduction to issued shares of common stock, and accordingly, adjusts the stated value of common stock and paid-in-capital.
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
Loans
The fair values of mortgage loans are estimated based on present values using entry-value rates (the interest rate that would be charged for a similar loan to a borrower with similar risk at the indicated balance sheet date) at December 31, 2017 and 2016, weighted for varying maturity dates. Other loans are valued based on present values using entry-value interest rates at December 31, 2017 and 2016 applicable to each category of loans, which are classified within Level 3 of the hierarchy.
Impaired loans
Loans are measured for impairment using the methods permitted by ASC Topic 310, Receivables. Fair value measurements are used in determining impairment using either the loan’s observable market price (Level 1), if available, or the fair value of the collateral, if the loan is collateral-dependent (Level 3). Fair value of the collateral is determined by appraisals or independent valuation less costs to sell. Impaired loans for which the fair value of the collateral is higher than the recorded investment in the loan are not adjusted to fair value and therefore not recorded in the Company’s non-recurring fair value measurements section of the Fair Value Measurements footnote.
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
Derivative financial instruments
Fair values of interest rate swaps, interest rate locks, foreign exchange contracts, forward sales contracts, and written and purchased options are estimated using prices of financial instruments with similar characteristics and thus are classified within Level 2 of the fair value hierarchy.

Deposits
The fair value of non-interest-bearing deposits, NOW accounts, money market deposits and savings accounts are the amounts payable on demand at the reporting date. Certificates of deposit and other time deposits are valued using a discounted cash flow model based on the weighted-average rate at December 31, 2017 and 2016 for deposits with similar remaining maturities. The Company evaluated the inputs to the fair value estimate and based on our use of quoted prices for similar liabilities determined that the fair value of deposits should be categorized within Level 2 of the fair value hierarchy.
Short-term borrowings
Securities sold under agreements to repurchase, which are classified as secured borrowings, generally mature daily and are reflected at the amount of cash received in connection with the transaction within Level 1 of the fair value hierarchy. The carrying amounts of other short-term borrowings maturing within ninety days approximate their fair values and are considered Level 2 measurements as similar instruments are traded in active markets.
Long-term debt
The fair values of long-term debt are estimated using discounted cash flow analyses based on the Company’s current incremental borrowing rates for similar types of borrowing arrangements. The fair value of the Company’s long-term debt is categorized within Level 3 of the fair value hierarchy.
Off-balance sheet items
The Company has outstanding commitments to extend credit and standby letters of credit. These off-balance sheet financial instruments are generally exercisable at the market rate prevailing at the date the underlying transaction will be completed. At December 31, 2017 and 2016, the fair value of guarantees under commercial and standby letters of credit was not material.
NOTE 2 - RECENT ACCOUNTING PRONOUNCEMENTS
Pronouncements adopted during the year ended December 31, 2017:
ASU No. 2016-09
The Company adopted the amendments of ASU No. 2016-09, Compensation-Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting, effective January 1, 2017 as follows: (i) prospective adoption of the recognition of excess tax benefits associated with vested or settled awards in the statement of comprehensive income; (ii) prospective adoption of the exclusion of excess tax benefits from assumed proceeds for the calculation of diluted EPS; (iii) modified retrospective adoption of the minimum statutory withholdings requirements; (iv) modified retrospective adoption of the accounting policy election to account for forfeitures as they occur; and (v) prospective adoption of the classifications of certain cash flows associated with stock compensation. The adoption of these amendments did not, either individually or in aggregate, have a significant impact on the Company’s consolidated financial statements.
ASU No. 2017-01
In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, which introduces amendments that are intended to clarify the definition of a business to assist companies and other reporting organizations in evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The Company early-adopted the amendments effective January 1, 2017. The adoption of this ASU did not have a significant impact on the Company’s consolidated financial statements.
ASU No. 2018-02
In February 2018, the FASB issued ASU No. 2018-02, Income Statement - Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income, which allows a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the newly enacted corporate tax rate on December 22, 2017. ASU No. 2018-02 is effective for annual reporting periods beginning after December 15, 2018, including interim reporting periods within those periods. Early adoption is permitted for financial statements of fiscal years or interim periods which have not yet been issued. The Company elected to early adopt the standard for the fiscal year ending December 31, 2017. The adjustment from accumulated other comprehensive income to retained earnings did not have a significant impact on the Company’s consolidated financial statements.

Pronouncements issued but not yet adopted:
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
The amendments in ASU No. 2014-09 will be effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. The Company will adopt the amendments beginning January 1, 2018 through the modified-retrospective transition method. A significant amount of the Company’s revenues are derived from net interest income on financial assets and liabilities, which are excluded from the scope of the amended guidance. The Company does not expect to recognize a cumulative adjustment to equity upon implementation of the standard, but does anticipate an insignificant adjustment to its consolidated statements of comprehensive income related to the net presentation of certain costs associated with interchange fees and rewards programs, as well as some additional disclosure.
ASU No. 2016-01
In January 2016, the FASB issued ASU No. 2016-01, Financial Statements - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. This ASU will impact how the Company measures certain equity investments and discloses and presents certain financial instruments through the application of the “exit price” notion.
ASU No. 2016-01 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. The Company will adopt the amendments beginning January 1, 2018 through an insignificant cumulative-effect adjustment to equity at adoption related to its current equity investments with readily determinable fair values. The Company will also modify its fair value methodology for financial instruments measured at amortized cost whose fair values are disclosed under the “entry price” notion to an “exit price” notion. The Company anticipates the fair value of these financial instruments will be lower under the exit price methodology in comparison to the entry price methodology.
ASU No. 2016-02
In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). A significant amendment to existing GAAP from this ASU is the recognition of lease assets (i.e., right of use assets) and liabilities on the balance sheet for leases that are classified as operating leases by lessees. The lessor model remains similar to the current accounting model in existing GAAP. Additional amendments include, but are not limited to, the elimination of leveraged leases; modification to the definition of a lease; amendments on sale and leaseback transactions; and disclosure of additional quantitative and qualitative information.
ASU 2016-02 will be effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, with early adoption permitted. Lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The Company will adopt the amendments on January 1, 2019.
The Company occupies certain banking offices and equipment under operating lease agreements, which currently are not recognized on the consolidated balance sheets. Based on the Company’s preliminary analysis of its current portfolio, the impact to the Company’s consolidated balance sheets is estimated to result in less than a 1% increase in assets and liabilities. The Company is also currently assessing the practical expedients it may elect at adoption, the final determination of the incremental borrowing rate, and the impact to regulatory capital ratios, amongst other matters associated with the ASU.
The adjustment to retained earnings is not expected to be significant based on the transition guidance associated with current sale-leaseback agreements. The Company also anticipates additional disclosures to be provided at adoption.
ASU No. 2016-13
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The amendments introduce an impairment model that is based on expected credit losses (“ECL”), rather than incurred losses, to estimate credit losses on certain types of financial instruments (e.g., loans and held-to-maturity securities), including certain off-balance sheet financial instruments (e.g., loan commitments). The measurement of ECL should consider historical information, current information, and reasonable and supportable forecasts, including estimates of prepayments, over the contractual term. Financial instruments with similar risk characteristics may be grouped together when estimating ECL.

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
The Company is currently evaluating the impact of the ASU on the Company’s consolidated financial statements; however, the Company has engaged third-party consultants to assist with the standard and has developed an implementation plan.
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
The Company is currently evaluating the impact of the ASU on the Company’s consolidated statement of cash flows, but does not anticipate significant changes in presentation.
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
ASU No. 2017-12
In August 2017, the FASB issued ASU No. 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities, which amends the hedge accounting model to enable entities to better portray the economics of their risk management activities in the financial statements and enhance the transparency and understandability of hedge results.
The amendments within ASU 2017-12 include:

•	Elimination of the requirement to separately measure and report periodic hedge ineffectiveness for cash flow and net investment hedges.

•	Recognition and presentation of changes in the fair value of the hedging instrument.

•	Recognition and presentation of components excluded from an entity’s hedge effectiveness assessment.

•	Addition of the ability to elect to perform subsequent effectiveness assessments qualitatively.

•	Elimination of the benchmark interest rate concept for variable-rate instruments in cash flow hedges by allowing the designation of the contractually specified interest rate as the hedged risk.

•	Addition of the Securities Industry and Financial Markets Association Municipal Swap Rate as a benchmark interest rate.

•	Addition of the ability to define a long-haul methodology to employ in the event a hedge ceases to qualify under the shortcut method.

•	Addition of the ability to apply the shortcut method to partial-term fair value hedges of interest rate risk.

•
Enhancement of the ability to use the critical-terms-match method for a cash flow hedge of groups of forecasted transactions when the timing of the hedged transactions does not perfectly match the hedging instrument’s maturity date.

•	Addition of new, and amendments to existing, disclosure requirements.
ASU No. 2017-12 will be effective for annual reporting periods beginning after December 15, 2018, including interim reporting periods within those periods. Early adoption is permitted in any interim period or fiscal year before the effective date. The implementation of the amendments will not have a significant impact on the Company’s consolidated financial statements based upon its current hedging strategies.

NOTE 3 –ACQUISITION ACTIVITY
The Company completed the acquisition of Sabadell United Bank, N.A. ("Sabadell United") from Banco de Sabadell, S.A. on July 31, 2017. The acquisition added $4.0 billion in loans and $4.4 billion in deposits after preliminary fair value adjustments. The acquisition expanded our presence in Southeast Florida adding 25 offices serving the Miami metropolitan area and three offices in Naples, Sarasota and Tampa.

Under the terms of the Stock Purchase Agreement, Banco de Sabadell, S.A. received $809.2 million in cash and 2,610,304 shares of IBERIABANK Corporation common stock in exchange for 100 percent of Sabadell United's common stock. The cash consideration was financed through two public common stock offerings completed on December 7, 2016, and March 7, 2017.
The acquisition of Sabadell United constituted a business combination. Accordingly, assets acquired, liabilities assumed, and consideration exchanged were recorded at their estimated fair value on the acquisition date. The determination of estimated fair values requires management to make certain estimates about discount rates, future expected cash flows, market conditions, and other future events that are highly subjective in nature and may require adjustments. Upon receipt of final fair value estimates during the measurement period, which must be within one year of the acquisition date, the Company will record any adjustments to the preliminary fair value estimates in the reporting period in which the adjustments are determined. Fair value adjustments based on updated estimates could materially affect the goodwill recorded on the acquisition. The Company may incur losses on the acquired loans that are materially different from losses the Company originally projected.
During the third quarter of 2017, the Company recorded preliminary purchase price allocations related to Sabadell United, which resulted in goodwill of $431.8 million. Throughout the fourth quarter of 2017, the Company continued to analyze the valuations assigned to the acquired assets and liabilities assumed. Based on new information relating to events or circumstances existing at the acquisition date and revised valuations, the Company updated estimated fair values increasing goodwill by $30.2 million to $462.0 million. This increase is primarily a result of a change in the estimated fair value of the acquired core deposit intangible assets. As of December 31, 2017, the Company continues to review its fair value estimates and additional adjustments may be required. The following table summarizes the consideration paid for Sabadell United's net assets and the preliminary fair value estimates of acquired identifiable assets and liabilities assumed as of the acquisition date.
Acquisition of Sabadell United

(Dollars in thousands)	Number of Shares	Amount
Equity consideration
Common stock issued	2,610,304	$211,043
Total equity consideration		211,043
Non-equity consideration
Cash		809,159
Total consideration paid		1,020,202
Fair value of net assets assumed including identifiable intangible assets		558,156
Goodwill		$462,046

(Dollars in thousands)	Sabadell United Fair Value (Preliminary)
Assets
Cash and cash equivalents	$318,724
Investment securities	964,123
Loans	4,026,240
Core deposit intangible assets	66,600
Deferred tax asset, net	35,129
Other assets	89,745
Total assets acquired	$5,500,561
Liabilities
Deposit liabilities	$4,383,049
Short-term borrowings	520,539
Other liabilities	38,817
Total liabilities assumed	$4,942,405

Information regarding the preliminary allocation of goodwill recorded as a result of the acquisition to the Company's reportable segments is provided in Note 9 "Goodwill and Other Acquired Intangible Assets." The goodwill recorded as a result of the acquisition is not deductible for tax purposes.
The following is a description of the methods used to determine the fair values of significant assets acquired and liabilities assumed presented above as well as any material measurement period adjustments applied.

Cash and Cash Equivalents: The carrying amount of these assets is a reasonable estimate of fair value based on the short-term nature of these assets.

Investment Securities: Fair values for securities were based on quoted market prices from multiple bond dealers. The simple average of the prices received was used to calculate the adjustments.

Loans: Fair values for loans were based on a discounted cash flow methodology that considered factors including loan type, classification status, remaining term of the loan, fixed or variable interest rate, amortization status and current discount rates. The discount rates used for loans were based on current market rates for new originations of comparable loans and included adjustments for any liquidity concerns. The discount rate did not include an explicit factor for credit losses, as that was included as a reduction to the estimated cash flows.

Core Deposit Intangible Assets ("CDI"): The fair value for CDI was estimated based on a discounted cash flow methodology that gave appropriate consideration to expected customer attrition rates, net maintenance cost of the deposit base, alternative cost of funds, and the interest costs associated with the customer deposits. The CDI is being amortized over its estimated useful life of approximately ten years utilizing an accelerated method.

The fair value for CDI was adjusted during the fourth quarter of 2017. Through review of the fair value calculation and consultation with third party experts, refinements were made to the original core deposit balance valued as well as the average life assumptions applied. These refinements in the discounted cash flow methodology resulted in a decrease to the fair value of the acquired CDI of approximately $30 million with a corresponding adjustment to goodwill. These changes are gross of taxes and reflected in the following table:

Acquired Asset	Balance Sheet Line Item	Provisional Estimate September 30, 2017	Revised Provisional Estimate December 31, 2017	Increase (Decrease)
CDI	Other intangible assets	$96,607	$66,600	$(30,007)

The change in the estimated fair value for CDI also had an immaterial impact on the income statement.

Deposit Liabilities: The fair values used for the demand and savings deposits by definition equal the amount payable on demand at the acquisition date. Fair values for time deposits were estimated using a discounted cash flow analysis that applied interest rates currently being offered to the contractual interest rates on such time deposits.

Short-term Borrowings: The carrying amount of short-term borrowings is a reasonable estimate of fair value based on the short-term nature of these liabilities.

All other measurement period adjustments not discussed above have been deemed immaterial either individually or in the aggregate.

The Company’s consolidated financial statements as of and for the year ended December 31, 2017 include the operating results of the acquired assets and liabilities assumed for the period subsequent to the July 31, 2017 acquisition date. Due to the system conversion of Sabadell United in October of 2017 and subsequent streamlining and integration of the operating activities into those of the Company, historical reporting for the former Sabadell United operations is impracticable and thus disclosure of the revenue from the assets acquired and income before income taxes is impracticable for the period subsequent to acquisition.
The following table presents unaudited pro forma information as if the acquisition occurred on January 1, 2016 under the "Unaudited Pro Forma" columns. The pro forma information does not necessarily reflect the results of operations that would have occurred had the Company acquired Sabadell United on January 1, 2016. Furthermore, cost savings and other business synergies related to the acquisition are not reflected in the pro forma amounts.

	Unaudited Pro Forma for Year Ended December 31,
(Dollars in thousands)	2017	2016
Net interest income	$924,348	$842,945
Non-interest income	219,021	255,022
Net income	174,246	246,799
This pro forma information combines the historical consolidated results of operations of IBERIABANK and Sabadell United for the periods presented and gives effect to the following non recurring adjustments:

Fair value adjustments: Pro forma adjustment to net interest income of $20.3 million and $38.8 million for the years ended December 31, 2017 and 2016, respectively, to record estimated amortization of premiums and accretion of discounts on acquired loans, securities, and deposits.

Sabadell United accretion / amortization: Pro forma adjustment to net interest income of $1.3 million and $4.1 million for the years ended December 31, 2017 and 2016, respectively, to eliminate Sabadell United's amortization of premiums and accretion of discounts on previously acquired loans, securities, FDIC indemnification asset, and deposits.

Sabadell United provision for loan losses: Pro forma adjustments were made to provision for loan losses of $6.4 million and $5.9 million for the years ended December 31, 2017 and 2016, respectively, to eliminate the reversal (benefit) of Sabadell United's release of provision for loan losses and to account for the provision for loan losses on new loans originated during the periods presented.

Amortization of acquired intangibles: Pro forma adjustment to non-interest expense of $5.9 million and $10.1 million for the years ended December 31, 2017 and 2016, respectively, to record estimated amortization of acquired intangible assets.

Other adjustments: Pro forma results also include adjustments related to the removal of benefit from release of reserve for unfunded lending commitments, removal of FDIC clawback liability expense, adjustments to FDIC insurance and other regulatory assessment expenses and related income tax effects.

Merger-related costs: Pro forma results include IBERIABANK merger-related costs which primarily included, but were not limited to, compensation/benefits, professional services, data processing fees, and legal expenses totaling $41.0 million for the year ended December 31, 2017.

NOTE 4 – INVESTMENT SECURITIES
The amortized cost and fair values of investment securities, with gross unrealized gains and losses, consist of the following:

	December 31, 2017
(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Securities available for sale:
U.S. Government-sponsored enterprise obligations	$41,003	$18	$(406)	$40,615
Obligations of state and political subdivisions	271,451	4,246	(1,493)	274,204
Mortgage-backed securities	4,221,472	1,461	(61,028)	4,161,905
Other securities	114,005	247	(914)	113,338
Total securities available for sale	$4,647,931	$5,972	$(63,841)	$4,590,062
Securities held to maturity:
Obligations of state and political subdivisions	$206,736	$1,530	$(275)	$207,991
Mortgage-backed securities	20,582	41	(650)	19,973
Total securities held to maturity	$227,318	$1,571	$(925)	$227,964

	December 31, 2016
(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Securities available for sale:
U.S. Government-sponsored enterprise obligations	$212,662	$245	$(549)	$212,358
Obligations of state and political subdivisions	286,458	1,948	(5,207)	283,199
Mortgage-backed securities	2,888,180	4,820	(41,291)	2,851,709
Other securities	98,974	361	(504)	98,831
Total securities available for sale	$3,486,274	$7,374	$(47,551)	$3,446,097
Securities held to maturity:
Obligations of state and political subdivisions	$64,726	$1,609	$(133)	$66,202
Mortgage-backed securities	24,490	57	(817)	23,730
Total securities held to maturity	$89,216	$1,666	$(950)	$89,932
Securities with carrying values of $2.1 billion and $1.5 billion were pledged to secure public deposits and other borrowings at December 31, 2017 and 2016, respectively.

Information pertaining to securities with gross unrealized losses, aggregated by investment category and length of time that individual securities have been in a continuous loss position, is as follows:

	December 31, 2017
	Less Than Twelve Months		Twelve Months or More		Total
(Dollars in thousands)	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value
Securities available for sale:
U.S. Government-sponsored enterprise obligations	$(254)	$29,744	$(152)	$9,848	$(406)	$39,592
Obligations of state and political subdivisions	(326)	31,601	(1,167)	68,609	(1,493)	100,210
Mortgage-backed securities	(26,263)	2,677,338	(34,765)	1,226,058	(61,028)	3,903,396
Other securities	(914)	75,302	—	—	(914)	75,302
Total securities available for sale	$(27,757)	$2,813,985	$(36,084)	$1,304,515	$(63,841)	$4,118,500

Securities held to maturity:
Obligations of state and political subdivisions	$(263)	$65,817	$(12)	$3,031	$(275)	$68,848
Mortgage-backed securities	(2)	333	(648)	19,269	(650)	19,602
Total securities held to maturity	$(265)	$66,150	$(660)	$22,300	$(925)	$88,450

	December 31, 2016
	Less Than Twelve Months		Twelve Months or More		Total
(Dollars in thousands)	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value
Securities available for sale:
U.S. Government-sponsored enterprise obligations	$(549)	$150,554	$—	$—	$(549)	$150,554
Obligations of state and political subdivisions	(5,207)	148,059	—	—	(5,207)	148,059
Mortgage-backed securities	(38,667)	2,191,563	(2,624)	98,912	(41,291)	2,290,475
Other securities	(451)	36,484	(53)	3,850	(504)	40,334
Total securities available for sale	$(44,874)	$2,526,660	$(2,677)	$102,762	$(47,551)	$2,629,422

Securities held to maturity:
Obligations of state and political subdivisions	$(133)	$10,602	$—	$—	$(133)	$10,602
Mortgage-backed securities	(330)	12,288	(487)	10,960	(817)	23,248
Total securities held to maturity	$(463)	$22,890	$(487)	$10,960	$(950)	$33,850

The Company assessed the nature of the unrealized losses in its portfolio as of December 31, 2017 and 2016 to determine if there are losses that should be deemed other-than-temporary. In its analysis of these securities, management considered numerous factors to determine whether there were instances where the amortized cost basis of the debt securities would not be fully recoverable, including, but not limited to:

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

Management believes it has considered these factors, as well as all relevant information available, when determining the expected future cash flows of the securities in question. In each instance, management has determined the cost basis of the securities would be fully recoverable. Management also has the intent to hold debt securities until their maturity or anticipated recovery if the security is classified as available for sale. In addition, management does not believe the Company will be required to sell debt securities before the anticipated recovery of the amortized cost basis of the security. As a result of the Company's analysis, no declines in the estimated fair value of the Company's investment securities were deemed to be other-than-temporary at December 31, 2017 or 2016.
At December 31, 2017, 544 debt securities had unrealized losses of 1.52% of the securities’ amortized cost basis. At December 31, 2016, 397 debt securities had unrealized losses of 1.79% of the securities’ amortized cost basis. The unrealized losses for each of the securities related to market interest rate changes and not credit concerns of the issuers. Additional information on securities that have been in a continuous loss position for over twelve months at December 31 is presented in the following table.

(Dollars in thousands)	2017	2016
Number of securities
Mortgage-backed securities	181	28
Obligations of state and political subdivisions	28	—
Other	1	3
	210	31
Amortized Cost Basis
Mortgage-backed securities	$1,280,739	$112,983
Obligations of state and political subdivisions	72,820	—
Other	10,000	3,903
	$1,363,559	$116,886
Unrealized Loss
Mortgage-backed securities	$35,412	$3,111
Obligations of state and political subdivisions	1,180	—
Other	152	53
	$36,744	$3,164
The securities noted above carry a rating of AA+/AA- by S&P and Aaa/Aa3 by Moodys.
The amortized cost and estimated fair value of investment securities by maturity at December 31, 2017 are presented in the following table. Securities are classified according to their contractual maturities without consideration of principal amortization, potential prepayments or call options. Accordingly, actual maturities may differ from contractual maturities. Weighted average yields are calculated on the basis of the yield to maturity based on the amortized cost of each security.

	Securities Available for Sale			Securities Held to Maturity
(Dollars in thousands)	Weighted Average Yield	Amortized Cost	Estimated Fair Value	Weighted Average Yield	Amortized Cost	Estimated Fair Value
Within one year or less	0.60%	$37,907	$37,563	2.79%	$1,119	$1,125
One through five years	2.04	124,350	123,589	3.01	8,718	8,756
After five through ten years	2.35	867,799	863,931	2.81	34,970	35,418
Over ten years	2.32	3,617,875	3,564,979	2.55	182,511	182,665
	2.30%	$4,647,931	$4,590,062	2.61%	$227,318	$227,964

The following is a summary of realized gains and losses from the sale of securities classified as available for sale. Gains or losses on securities sold are recorded on the trade date, using the specific identification method.

	Years Ended December 31
(Dollars in thousands)	2017	2016	2015
Realized gains	$1,651	$2,949	$1,834
Realized losses	(1,799)	(948)	(259)
	$(148)	$2,001	$1,575
In addition to the gains above, the Company realized certain gains on calls of securities held to maturity that were not significant to the consolidated financial statements.
Other Equity Securities
The Company accounts for the following securities at amortized cost, which approximates fair value, in “other assets” on the consolidated balance sheets at December 31:

(Dollars in thousands)	2017	2016
Federal Home Loan Bank (FHLB) stock	$95,171	$42,326
Federal Reserve Bank (FRB) stock	79,191	48,584
Other investments	3,008	2,808
	$177,370	$93,718
NOTE 5 – LOANS
Loans consist of the following at December 31:

(Dollars in thousands)	2017	2016
Commercial loans:
Real estate - construction	$1,240,396	$802,242
Real estate - owner-occupied	2,529,885	2,277,749
Real estate - non-owner-occupied	5,167,949	3,766,558
Commercial and industrial	5,135,067	4,060,032
	14,073,297	10,906,581

Residential mortgage loans:	3,056,352	1,267,400

Consumer loans:
Home equity	2,292,275	2,155,926
Indirect automobile	62,693	131,052
Credit card	96,368	82,992
Other	497,196	521,020
	2,948,532	2,890,990
Total	$20,078,181	$15,064,971
Net deferred loan origination fees were $29.3 million and $22.6 million at December 31, 2017 and 2016, respectively. Total net discount on the Company's loans was $159.3 million and $89.5 million at December 31, 2017 and 2016, respectively, of which $94.7 million and $12.9 million was related to non-impaired loans. Net loan discounts include preliminary discounts recorded on Sabadell United loans which are subject to change upon receipt of final fair value estimates during the measurement period.

In addition to loans issued in the normal course of business, the Company considers overdrafts on customer deposit accounts to be loans and reclassifies these overdrafts as loans in its consolidated balance sheets. At December 31, 2017 and 2016, overdrafts of $7.4 million and $4.2 million, respectively, have been reclassified to loans.
Loans with carrying values of $6.6 billion and $4.5 billion were pledged as collateral for borrowings at December 31, 2017 and 2016, respectively.
Aging Analysis
The following tables provide an analysis of the aging of loans as of December 31, 2017 and 2016. Past due and non-accrual loan amounts exclude acquired impaired loans, even if contractually past due or if the Company does not expect to receive payment in full, as the Company is currently accreting interest income over the expected life of the loans.

	December 31, 2017
	Accruing
(Dollars in thousands)	Current or Less Than 30 days past due	30-59 days	60-89 days	> 90 days	Total Past Due	Non-accrual Loans	Acquired Impaired Loans	Total Loans
Commercial real estate - construction	$1,197,766	$269	$—	$458	$727	$2,635	$39,268	$1,240,396
Real estate - owner-occupied	2,398,487	1,631	659	74	2,364	24,457	104,577	2,529,885
Real estate - non-owner-occupied	5,066,084	2,086	6,405	887	9,378	6,811	85,676	5,167,949
Commercial and industrial	5,014,438	5,788	5,726	146	11,660	77,823	31,146	5,135,067
Residential mortgage	2,877,048	10,083	8,136	5,317	23,536	17,387	138,381	3,056,352
Consumer - home equity	2,186,554	11,675	2,947	18	14,640	12,365	78,716	2,292,275
Consumer - indirect automobile	59,830	1,796	177	—	1,973	884	6	62,693
Consumer - credit card	95,264	140	374	—	514	590	—	96,368
Consumer - other	487,150	3,350	475	—	3,825	2,436	3,785	497,196
Total	$19,382,621	$36,818	$24,899	$6,900	$68,617	$145,388	$481,555	$20,078,181

	December 31, 2016
	Accruing
(Dollars in thousands)	Current or Less Than 30 days past due	30-59 days	60-89 days	> 90 days	Total Past Due	Non-accrual Loans	Acquired Impaired Loans	Total Loans
Commercial real estate - construction	$767,305	$—	$—	$—	$—	$1,946	$32,991	$802,242
Real estate - owner-occupied	2,123,014	1,452	1,712	—	3,164	25,950	125,621	2,277,749
Real estate - non-owner-occupied	3,633,472	1,123	224	32	1,379	9,651	122,056	3,766,558
Commercial and industrial	3,857,375	4,071	920	—	4,991	164,934	32,732	4,060,032
Residential mortgage	1,124,463	2,334	2,565	1,353	6,252	13,733	122,952	1,267,400
Consumer - home equity	2,050,204	6,314	1,615	—	7,929	9,374	88,419	2,155,926
Consumer - indirect automobile	127,054	2,551	405	—	2,956	1,038	4	131,052
Consumer - credit card	82,070	199	99	—	298	624	—	82,992
Consumer - other	511,105	2,538	714	—	3,252	1,252	5,411	521,020
Total	$14,276,062	$20,582	$8,254	$1,385	$30,221	$228,502	$530,186	$15,064,971

Loans Acquired
As discussed in Note 3, during 2017, the Company acquired loans with fair values of $4.0 billion from Sabadell United. Certain loans that were acquired in the Sabadell United transaction were covered by loss share agreements between the FDIC and Sabadell United. These FDIC loss share agreements were assumed in connection with the Company's acquisition of Sabadell United, and provide IBERIABANK loss protection. Covered loans were $158.6 million at December 31, 2017. Certain acquired loans from Sabadell United were to customers with addresses outside of the United States. Foreign loans totaled $325.5 million at December 31, 2017.
Of the total loans acquired, $3.96 billion were determined to have no evidence of deteriorated credit quality and are accounted for under ASC Topics 310-10 and 310-20. The remaining $65.9 million were determined to exhibit deteriorated credit quality since origination under ASC 310-30. The tables below show the balances acquired during 2017 for these two subsections of the acquired portfolio as of the acquisition date. These amounts are subject to change due to the finalization of purchase accounting adjustments.

(Dollars in thousands)	Acquired Non-Impaired Loans
Contractually required principal and interest at acquisition	$4,914,185
Expected losses and foregone interest	(54,226)
Cash flows expected to be collected at acquisition	4,859,959
Fair value of acquired loans at acquisition	$3,960,308

(Dollars in thousands)	Acquired Impaired Loans
Contractually required principal and interest at acquisition	$111,114
Non-accretable difference (expected losses and foregone interest)	(12,245)
Cash flows expected to be collected at acquisition	98,869
Accretable yield	(32,937)
Basis in acquired loans at acquisition	$65,932
The following is a summary of changes in the accretable difference for all loans accounted for under ASC 310-30 during the years ended December 31:

(Dollars in thousands)	2017	2016	2015
Balance at beginning of period	$175,054	$227,502	$287,651
Additions	32,937	—	6,823
Transfers from non-accretable difference to accretable yield	4,912	5,490	9,916
Accretion	(56,337)	(68,211)	(80,479)
Changes in expected cash flows not affecting non-accretable differences (1)	(3,943)	10,273	3,591
Balance at end of period	$152,623	$175,054	$227,502

(1)
Includes changes in cash flows expected to be collected due to the impact of changes in actual or expected timing of liquidation events, modifications, changes in interest rates and changes in prepayment assumptions.

Troubled Debt Restructurings
Information about the Company’s troubled debt restructurings ("TDRs") is presented in the following tables. Modifications of loans that are accounted for within a pool under ASC Topic 310-30 are excluded as TDRs. Accordingly, such modifications do not result in the removal of those loans from the pool, even if the modification of those loans would otherwise be considered a TDR. As a result, all such acquired loans that would otherwise meet the criteria for classification as a TDR are excluded from the tables below.

TDRs totaling $70.5 million, $222.4 million, and $57.0 million occurred during the twelve months ended December 31, 2017, 2016, and 2015, respectively, through modification of the original loan terms.
The following table provides information on how the TDRs were modified during the years ended December 31:

(Dollars in thousands)	2017	2016	2015
Extended maturities	$26,561	$75,315	$15,594
Interest rate adjustment	24	193	—
Maturity and interest rate adjustment	4,932	2,470	23,374
Movement to or extension of interest-rate only payments	4,161	27,931	241
Forbearance	7,226	76,819	122
Other concession(s) (1)	27,555	39,708	17,710
Total	$70,459	$222,436	$57,041

(1)	Other concessions may include covenant waivers, forgiveness of principal or interest associated with a customer bankruptcy, or a combination of any of the above concessions.

Of the $70.5 million of TDRs occurring during the twelve months ended December 31, 2017, $46.3 million are on accrual status and $24.2 million are on non-accrual status. Of the $222.4 million of TDRs occurring during the twelve months ended December 31, 2016, $85.9 million were on accrual status and $136.5 million were on non-accrual status. Of the $57.0 million of TDRs occuring during the twelve months ended December 31, 2015, $34.5 million were on accrual status and $22.5 million were on non-accrual status.

The following table presents the end of period balance for loans modified in a TDR during the years ended December 31:

	2017			2016			2015
(In thousands, except number of loans)	Number of Loans	Pre-modification Outstanding Recorded Investment	Post-modification Outstanding Recorded Investment	Number of Loans	Pre-modification Outstanding Recorded Investment	Post-modification Outstanding Recorded Investment	Number of Loans	Pre-modification Outstanding Recorded Investment	Post-modification Outstanding Recorded Investment
Commercial real estate - construction	4	$9,404	$9,628	3	$3,024	$3,035	—	$—	$—
Commercial real estate - owner-occupied	11	5,779	5,706	20	18,223	18,239	6	15,403	13,889
Commercial real estate - non-owner-occupied	19	11,974	13,738	25	16,644	10,093	5	11,361	11,361
Commercial and industrial	57	21,651	20,883	79	163,265	169,893	28	31,030	27,598
Residential mortgage	24	1,897	1,771	43	5,141	4,946	1	70	68
Consumer - home equity	123	16,346	15,862	158	13,273	12,568	50	4,440	3,865
Consumer - indirect	43	511	371	79	983	792	6	79	79
Consumer - other	78	2,671	2,500	116	3,087	2,870	17	248	181
Total	359	$70,233	$70,459	523	$223,640	$222,436	113	$62,631	$57,041
Information detailing TDRs that defaulted during the years ended December 31, 2017, 2016, and 2015 and were modified in the previous twelve months (i.e., the twelve months prior to the default) is presented in the following table. The Company has defined a default as any loan with a loan payment that is currently past due greater than 30 days, or was past due greater than 30 days at any point during the previous twelve months, or since the date of modification, whichever is shorter.

	2017		2016		2015
(In thousands, except number of loans)	Number of Loans	Recorded Investment	Number of Loans	Recorded Investment	Number of Loans	Recorded Investment
Commercial real estate - construction	2	$3,572	1	$116	—	$—
Commercial real estate - owner-occupied	6	4,668	3	3,473	2	10,956
Commercial real estate - non-owner-occupied	13	8,060	6	201	4	11,119
Commercial and industrial	32	6,550	22	14,707	21	12,090
Residential mortgage	16	1,218	8	405	—	—
Consumer - home equity	32	3,285	25	1,379	20	1,547
Consumer - indirect	33	323	37	338	6	79
Consumer - other	29	1,058	22	606	9	2
Total	163	$28,734	124	$21,225	62	$35,793

NOTE 6 – ALLOWANCE FOR CREDIT LOSSES AND CREDIT QUALITY
Allowance for Credit Losses Activity
A summary of changes in the allowance for credit losses for the years ended December 31 is as follows:

(Dollars in thousands)	2017	2016	2015
Allowance for credit losses
Allowance for loan losses at beginning of period	$144,719	$138,378	$130,131
Provision for loan losses before adjustment attributable to FDIC loss share agreements	51,111	42,927	29,548
Adjustment attributable to FDIC loss share arrangements	—	1,497	1,360
Net provision for loan losses	51,111	44,424	30,908
Adjustment attributable to FDIC loss share arrangements	—	(1,497)	(1,360)
Transfer of balance to OREO and other	934	(2,781)	(10,419)
Loans charged-off	(62,466)	(39,839)	(17,301)
Recoveries	6,593	6,034	6,419
Allowance for loan losses at end of period	$140,891	$144,719	$138,378

Reserve for unfunded commitments at beginning of period	$11,241	$14,145	$11,801
Balance created in acquisition accounting	1,370	—	—
Provision for (Reversal of) unfunded lending commitments	597	(2,904)	2,344
Reserve for unfunded commitments at end of period	$13,208	$11,241	$14,145
Allowance for credit losses at end of period	$154,099	$155,960	$152,523

A summary of changes in the allowance for credit losses, by loan portfolio type, for the years ended December 31 is as follows:

	2017
(Dollars in thousands)	Commercial Real Estate	Commercial and Industrial	Residential Mortgage	Consumer	Total
Allowance for loan losses at beginning of period	$49,231	$60,939	$11,249	$23,300	$144,719
Provision for (Reversal of) loan losses	10,433	31,891	(2,206)	10,993	51,111
Transfer of balance to OREO and other	853	(68)	2	147	934
Loans charged off	(7,433)	(40,015)	(365)	(14,653)	(62,466)
Recoveries	1,117	1,169	437	3,870	6,593
Allowance for loan losses at end of period	$54,201	$53,916	$9,117	$23,657	$140,891

Reserve for unfunded commitments at beginning of period	$3,207	$4,537	$657	$2,840	$11,241
Balance created in acquisition accounting	253	783	327	7	1,370
Provision for (Reversal of) unfunded commitments	1,071	(11)	(429)	(34)	597
Reserve for unfunded commitments at end of period	$4,531	$5,309	$555	$2,813	$13,208

Allowance on loans individually evaluated for impairment	$1,588	$12,736	$172	$2,856	$17,352
Allowance on loans collectively evaluated for impairment	30,360	38,944	3,141	17,210	89,655
Allowance on loans acquired with deteriorated credit quality	22,253	2,236	5,804	3,591	33,884

Loans, net of unearned income:
Balance at end of period	$8,938,230	$5,135,067	$3,056,352	$2,948,532	$20,078,181
Balance at end of period individually evaluated for impairment	91,785	102,416	6,749	37,177	238,127
Balance at end of period collectively evaluated for impairment	8,616,924	5,001,505	2,911,222	2,828,848	19,358,499
Balance at end of period acquired with deteriorated credit quality	229,521	31,146	138,381	82,507	481,555

	2016
(Dollars in thousands)	Commercial Real Estate	Commercial and Industrial	Residential Mortgage	Consumer	Total
Allowance for loan losses at beginning of period	$51,372	$49,355	$11,789	$25,862	$138,378
Provision for loan losses	1,958	32,296	824	9,346	44,424
Decrease in FDIC loss share receivable	(34)	(50)	(1,090)	(323)	(1,497)
Transfer of balance to OREO and other	(868)	(519)	(141)	(1,253)	(2,781)
Loans charged off	(4,338)	(21,645)	(313)	(13,543)	(39,839)
Recoveries	1,141	1,502	180	3,211	6,034
Allowance for loan losses at end of period	$49,231	$60,939	$11,249	$23,300	$144,719

Reserve for unfunded commitments at beginning of period	$4,167	$6,106	$830	$3,042	$14,145
Reversal of provision for unfunded commitments	(960)	(1,569)	(173)	(202)	(2,904)
Reserve for unfunded commitments at end of period	$3,207	$4,537	$657	$2,840	$11,241

Allowance on loans individually evaluated for impairment	$1,378	$21,413	$144	$1,358	$24,293
Allowance on loans collectively evaluated for impairment	25,248	37,206	4,223	17,537	84,214
Allowance on loans acquired with deteriorated credit quality	22,605	2,320	6,882	4,405	36,212

Loans, net of unearned income:
Balance at end of period	$6,846,549	$4,060,032	$1,267,400	$2,890,990	$15,064,971
Balance at end of period individually evaluated for impairment	61,006	220,995	4,312	16,467	302,780
Balance at end of period collectively evaluated for impairment	6,504,875	3,806,305	1,140,136	2,780,689	14,232,005
Balance at end of period acquired with deteriorated credit quality	280,668	32,732	122,952	93,834	530,186

	2015
(Dollars in thousands)	Commercial Real Estate	Commercial and Industrial	Residential Mortgage	Consumer	Total
Allowance for loan losses at beginning of period	$57,093	$33,328	$9,162	$30,548	$130,131
Provision for loan losses	1,059	17,423	3,620	8,806	30,908
Increase (Decrease) in FDIC loss share receivable	757	(49)	(235)	(1,833)	(1,360)
Transfer of balance to OREO and other	(6,849)	(275)	(491)	(2,804)	(10,419)
Loans charged off	(2,806)	(1,279)	(362)	(12,854)	(17,301)
Recoveries	2,118	207	95	3,999	6,419
Allowance for loan losses at end of period	$51,372	$49,355	$11,789	$25,862	$138,378

Reserve for unfunded commitments at beginning of period	$3,439	$5,260	$168	$2,934	$11,801
Provision for unfunded commitments	728	846	662	108	2,344
Reserve for unfunded commitments at end of period	$4,167	$6,106	$830	$3,042	$14,145

Allowance on loans individually evaluated for impairment	$1,287	$2,394	$1	$397	$4,079
Allowance on loans collectively evaluated for impairment	24,186	44,080	4,150	17,839	90,255
Allowance on loans acquired with deteriorated credit quality	25,899	2,881	7,638	7,626	44,044

Loans, net of unearned income:
Balance at end of period	$6,125,927	$4,072,928	$1,195,319	$2,933,254	$14,327,428
Balance at end of period individually evaluated for impairment	29,578	33,270	70	5,066	67,984
Balance at end of period collectively evaluated for impairment	5,685,272	3,987,665	1,054,669	2,807,119	13,534,725
Balance at end of period acquired with deteriorated credit quality	411,077	51,993	140,580	121,069	724,719

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
Substandard assets have one or more defined weaknesses and are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected. Doubtful assets have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full satisfaction of the loan balance outstanding questionable, which makes probability of loss based on currently existing facts, conditions, and values higher. Loans classified as "Loss" have been identified as uncollectible and in most cases these loans will be charged off in the subsequent reporting period. Loans classified as “Pass” do not meet the criteria set forth for special mention, substandard, doubtful, or loss classification and are not considered criticized. Asset risk classifications are determined at origination or acquisition and reviewed on an ongoing basis. Risk classifications are changed if, in the opinion of management, the risk profile of the customer has changed since the last review of the loan relationship.
The Company’s investment in loans by credit quality indicator is presented in the following tables. Asset risk classifications for commercial loans reflect the classification as of December 31, 2017 and 2016, respectively. Credit quality information in the tables below includes total loans acquired (including acquired impaired loans) at the net loan balance, after the application of premiums/discounts, at December 31, 2017 and 2016. Loan premiums/discounts represent the adjustment of acquired loans to fair value at the acquisition date, as adjusted for income accretion and changes in cash flow estimates in subsequent periods.
Loan delinquency is the primary credit quality indicator that the Company utilizes to monitor consumer asset quality.

	December 31, 2017						December 31, 2016
(Dollars in thousands)	Pass	Special Mention	Sub- standard	Doubtful	Loss	Total	Pass	Special Mention	Sub- standard	Doubtful	Loss	Total
Commercial real estate - construction	$1,189,490	$20,351	$30,541	$14	$—	$1,240,396	$775,387	$2,694	$22,026	$2,135	$—	$802,242
Commercial real estate - owner-occupied	2,388,715	82,114	56,590	2,466	—	2,529,885	2,180,201	29,039	66,816	1,670	23	2,277,749
Commercial real estate - non-owner-occupied	5,104,074	19,311	42,702	1,744	118	5,167,949	3,687,439	23,004	55,576	539	—	3,766,558
Commercial and industrial	4,882,554	88,149	128,961	35,403	—	5,135,067	3,660,080	104,482	266,553	28,917	—	4,060,032
Total	$13,564,833	$209,925	$258,794	$39,627	$118	$14,073,297	$10,303,107	$159,219	$410,971	$33,261	$23	$10,906,581

	December 31, 2017			December 31, 2016
(Dollars in thousands)	Current	30+ Days Past Due	Total	Current	30+ Days Past Due	Total
Residential mortgage	$2,962,043	$94,309	$3,056,352	$1,229,761	$37,639	$1,267,400
Consumer - home equity	2,250,205	42,070	2,292,275	2,129,110	26,816	2,155,926
Consumer - indirect automobile	59,836	2,857	62,693	127,047	4,005	131,052
Consumer - credit card	95,263	1,105	96,368	82,052	940	82,992
Consumer - other	490,399	6,797	497,196	515,857	5,163	521,020
Total	$5,857,746	$147,138	$6,004,884	$4,083,827	$74,563	$4,158,390

Impaired Loans
Information on the Company’s investment in impaired loans, which include all TDRs and all other non-accrual loans evaluated or measured individually for impairment for purposes of determining the allowance for loan losses, is presented in the following tables as of and for the periods indicated.

	December 31, 2017
(Dollars in thousands)	Unpaid Principal Balance	Recorded Investment	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
Commercial real estate - construction	$13,763	$13,013	$—	$9,104	$441
Commercial real estate - owner-occupied	50,867	44,482	—	53,282	1,389
Commercial real estate - non-owner-occupied	15,370	14,975	—	15,127	692
Commercial and industrial	103,013	70,254	—	92,312	2,279
Residential mortgage	2,004	2,001	—	2,044	85
Consumer - home equity	5,906	5,634	—	5,747	231
Consumer - other	75	75	—	11	1
With an allowance recorded:
Commercial real estate - construction	238	156	(19)	197	6
Commercial real estate - owner-occupied	13,314	13,287	(949)	13,498	414
Commercial real estate - non-owner-occupied	6,051	5,872	(620)	6,196	154
Commercial and industrial	35,306	32,162	(12,736)	42,874	1,220
Residential mortgage	5,179	4,748	(172)	4,861	180
Consumer - home equity	27,189	26,575	(2,358)	23,546	1,007
Consumer - indirect automobile	1,034	679	(79)	873	38
Consumer - other	4,320	4,214	(419)	3,582	231
Total	$283,629	$238,127	$(17,352)	$273,254	$8,368
Total commercial loans	$237,922	$194,201	$(14,324)	$232,590	$6,595
Total mortgage loans	7,183	6,749	(172)	6,905	265
Total consumer loans	38,524	37,177	(2,856)	33,759	1,508

	December 31, 2016
(Dollars in thousands)	Unpaid Principal Balance	Recorded Investment	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
Commercial real estate - construction	$38	$38	$—	$28	$—
Commercial real estate - owner-occupied	25,180	25,074	—	25,890	647
Commercial real estate - non-owner-occupied	15,654	14,794	—	19,587	879
Commercial and industrial	148,311	138,202	—	111,261	3,418
Consumer - home equity	—	—	—	—	—
Consumer - other	—	—	—	—	—
With an allowance recorded:
Commercial real estate - construction	1,946	1,946	(649)	1,839	54
Commercial real estate - owner-occupied	17,580	17,429	(640)	16,668	493
Commercial real estate - non-owner-occupied	1,743	1,725	(89)	1,782	95
Commercial and industrial	84,197	82,793	(21,413)	78,270	2,858
Residential mortgage	4,628	4,312	(144)	4,377	161
Consumer - home equity	13,916	13,267	(993)	10,237	435
Consumer - indirect automobile	1,037	758	(114)	956	49
Consumer - other	2,448	2,442	(251)	1,469	102
Total	$316,678	$302,780	$(24,293)	$272,364	$9,191
Total commercial loans	$294,649	$282,001	$(22,791)	$255,325	$8,444
Total mortgage loans	4,628	4,312	(144)	4,377	161
Total consumer loans	17,401	16,467	(1,358)	12,662	586

	December 31, 2015
(Dollars in thousands)	Unpaid Principal Balance	Recorded Investment	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
Commercial real estate - construction	$54	$51	$—	$55	$1
Commercial real estate - owner-occupied	3,630	3,495	—	2,928	106
Commercial real estate - non-owner-occupied	13,318	12,600	—	12,881	209
Commercial and industrial	14,571	14,340	—	18,839	1,148
Consumer - home equity	730	730	—	533	22
Consumer - other	66	66	—	66	5
With an allowance recorded:
Commercial real estate - construction	3	3	(2)	57	1
Commercial real estate - owner-occupied	12,744	12,691	(1,244)	12,908	527
Commercial real estate - non-owner-occupied	738	738	(41)	1,027	62
Commercial and industrial	18,958	18,930	(2,394)	20,055	776
Residential mortgage	70	70	(1)	70	5
Consumer - home equity	3,859	3,683	(338)	2,454	73
Consumer - other	588	587	(59)	488	3
Total	$69,329	$67,984	$(4,079)	$72,361	$2,938
Total commercial loans	$64,016	$62,848	$(3,681)	$68,750	$2,830
Total mortgage loans	70	70	(1)	70	5
Total consumer loans	5,243	5,066	(397)	3,541	103

As of December 31, 2017 and 2016, the Company was not committed to lend a material amount of additional funds to any customer whose loan was classified as impaired or as a troubled debt restructuring.
NOTE 7 –TRANSFERS AND SERVICING OF FINANCIAL ASSETS (INCLUDING MORTGAGE BANKING ACTIVITY)
Commercial Banking Activity
The unpaid principal balances of loans serviced for others were $1.3 billion and $1.0 billion at December 31, 2017 and 2016, respectively. Custodial escrow balances maintained in connection with the foregoing portfolio of loans serviced for others, and included in demand deposits, were not significant at December 31, 2017 and 2016.
Mortgage Banking Activity
IBERIABANK through one of its reportable segments, Mortgage, originates mortgage loans for sale into the secondary market. The loans originated primarily consist of residential first mortgages that conform to standards established by the GSEs, but can also consist of junior lien loans secured by residential property. These sales are primarily to private companies that are unaffiliated with the GSEs on a servicing-released basis. Changes to the carrying amount of mortgage loans held for sale at December 31 are presented in the following table.

(Dollars in thousands)	2017	2016	2015
Balance at beginning of period	$157,041	$166,247	$140,072
Originations and purchases	1,844,358	2,460,033	2,464,588
Sales, net of gains	(1,859,565)	(2,451,459)	(2,432,979)
Mortgage loans transferred to held for investment	(6,918)	(14,017)	—
Other	—	(3,763)	(5,434)
Balance at end of period	$134,916	$157,041	$166,247
The following table details the components of mortgage income for the years ended December 31:

(Dollars in thousands)	2017	2016	2015
Fair value changes of derivatives and mortgage loans held for sale:
Mortgage loans held for sale and derivatives	$(7,047)	$1,361	$2,216
Derivative settlements, net	1,229	(6,640)	(5,017)
Gains on sales	68,255	87,925	82,671
Servicing and other income, net	1,133	1,207	792
	$63,570	$83,853	$80,662
Servicing Rights
Servicing rights are recorded at the lower of cost or market value in “other assets” on the Company's consolidated balance sheets and amortized over the remaining servicing life of the loans, with consideration given to prepayment assumptions. Mortgage servicing rights had the following carrying values as of the periods indicated:

	December 31, 2017			December 31, 2016
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
(Dollars in thousands)
Mortgage servicing rights	$9,588	$(3,931)	$5,657	$7,202	$(3,144)	$4,058

In addition, there was an insignificant amount of non-mortgage servicing rights related to SBA loans as of December 31, 2017 and 2016.

NOTE 8 – PREMISES AND EQUIPMENT
Premises and equipment consisted of the following at December 31:

(Dollars in thousands)	2017	2016
Land	$89,137	$84,616
Buildings	261,994	239,626
Furniture, fixtures and equipment	129,866	115,775
Total premises and equipment	480,997	440,017
Accumulated depreciation	(149,584)	(133,644)
Total premises and equipment, net	$331,413	$306,373
Depreciation expense was $21.0 million, $20.8 million, and $22.2 million, for the years ended December 31, 2017, 2016, and 2015, respectively.
The Company actively engages in leasing office space available in buildings it owns. Leases have various terms, generally ranging up to 5 years. Total lease income for the years ended December 31, 2017, 2016, and 2015 was $2.4 million, $2.8 million, and $2.4 million, respectively. Income from leases is reported as a reduction in occupancy and equipment expense. The total allocated cost of the portion of the buildings held for lease at December 31, 2017 and 2016 was $6.9 million and $8.7 million, respectively, with related accumulated depreciation of $2.5 million and $3.1 million, respectively.

The Company leases certain branch and corporate offices, land and ATM facilities through operating leases with terms that range from less than one year to 50 years, some of which contain renewal options and escalation clauses under various terms. In addition, some have early termination clauses. Rent expense for the years ended December 31, 2017, 2016, and 2015 totaled $19.1 million, $16.6 million, and $15.4 million, respectively.
Minimum future annual rent commitments under lease agreements for the periods indicated are as follows:

(Dollars in thousands)
2018	$20,697
2019	19,466
2020	17,733
2021	14,437
2022	11,393
2023 and thereafter	36,744
$120,470
NOTE 9 – GOODWILL AND OTHER ACQUIRED INTANGIBLE ASSETS
Goodwill
Changes to the carrying amount of goodwill by reporting unit for the years ended December 31, 2017 and 2016 are provided in the following table.

(Dollars in thousands)	IBERIABANK	Mortgage	LTC	Total
Balance, December 31, 2015	$696,260	$23,178	$5,165	$724,603
Goodwill adjustments during the year	2,253	—	—	2,253
Balance, December 31, 2016	$698,513	$23,178	$5,165	$726,856
Goodwill acquired during the year (preliminary allocation)	462,046	—	—	462,046
Balance, December 31, 2017	$1,160,559	$23,178	$5,165	$1,188,902
On July 31, 2017, the Company completed its acquisition of Sabadell United. In connection with the acquisition, the Company has recorded $462.0 million of goodwill based on preliminary fair value estimates. See Note 3 for additional information regarding this acquisition. The goodwill adjustments during 2016 were the result of the finalization of fair value estimates related to the 2015 acquisitions of Florida Bank Group, Old Florida, and Georgia Commerce during the respective measurement periods.
The Company performed the required annual goodwill impairment test as of October 1, 2017. The Company’s annual impairment test did not indicate impairment in any of the Company’s reporting units as of the testing date. Following the testing date, management evaluated the events and changes that could indicate that goodwill might be impaired and concluded that a subsequent test was not necessary.
Title Plant
The Company held title plant assets recorded in “other intangible assets” on the Company's consolidated balance sheets totaling $6.7 million at both December 31, 2017 and 2016. No events or changes in circumstances occurred during 2017 to suggest the carrying value of the title plant was not recoverable.
Intangible assets subject to amortization
In connection with the acquisition of Sabadell United, the Company recorded $66.6 million of core deposit intangible assets. Core deposit intangible assets are subject to amortization over a ten year period. See Note 3 for additional information regarding the acquired core deposit intangible assets. Definite-lived intangible assets had the following carrying values included in “other intangible assets” on the Company’s consolidated balance sheets as of December 31:

	2017			2016
(Dollars in thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Core deposit intangible assets	$127,957	$(51,971)	$75,986	$74,001	$(52,165)	$21,836
Customer relationship intangible asset	1,143	(996)	147	1,348	(1,064)	284
Non-compete agreement	63	(39)	24	63	(22)	41
Total	$129,163	$(53,006)	$76,157	$75,412	$(53,251)	$22,161
The related amortization expense of intangible assets is as follows:

(Dollars in thousands)	Amount
Aggregate amortization expense for the years ended December 31:
2015	$7,811
2016	8,415
2017	12,590

(Dollars in thousands)
Estimated amortization expense for the years ended December 31:
2018	$18,415
2019	14,900
2020	11,771
2021	7,988
2022	5,903
2023 and thereafter	17,180

NOTE 10 –DERIVATIVE INSTRUMENTS AND OTHER HEDGING ACTIVITIES
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
Information pertaining to outstanding derivative instruments is as follows:

	Balance Sheet Location	Derivative Assets - Fair Value		Balance Sheet Location	Derivative Liabilities - Fair Value
(Dollars in thousands)		December 31, 2017	December 31, 2016		December 31, 2017	December 31, 2016
Derivatives designated as hedging instruments under ASC Topic 815:
Interest rate contracts	Other assets	$—	$—	Other liabilities	$—	$525
Total derivatives designated as hedging instruments under ASC Topic 815		$—	$—		$—	$525
Derivatives not designated as hedging instruments under ASC Topic 815:
Interest rate contracts	Other assets	$20,446	$20,719	Other liabilities	$16,191	$20,719
Foreign exchange contracts	Other assets	7	27	Other liabilities	7	26
Forward sales contracts	Other assets	136	6,014	Other liabilities	279	794
Written and purchased options	Other assets	10,654	12,125	Other liabilities	8,656	8,098
Other contracts	Other assets	22	1	Other liabilities	21	47
Total derivatives not designated as hedging instruments under ASC Topic 815		$31,265	$38,886		$25,154	$29,684
Total		$31,265	$38,886		$25,154	$30,209

	Derivative Assets - Notional Amount		Derivative Liabilities - Notional Amount
(Dollars in thousands)	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
Derivatives designated as hedging instruments under ASC Topic 815:
Interest rate contracts	$—	$—	$108,500	$108,500
Total derivatives designated as hedging instruments under ASC Topic 815	$—	$—	$108,500	$108,500

Derivatives not designated as hedging instruments under ASC Topic 815:
Interest rate contracts	$1,218,464	$1,033,955	$1,218,464	$1,033,955
Foreign exchange contracts	268	4,474	268	4,474
Forward sales contracts	82,347	229,181	142,578	120,567
Written and purchased options	278,638	289,115	165,198	154,170
Other contracts	29,755	8,784	86,744	106,518
Total derivatives not designated as hedging instruments under ASC Topic 815	$1,609,472	$1,565,509	$1,613,252	$1,419,684
Total	$1,609,472	$1,565,509	$1,721,752	$1,528,184

The Company has entered into risk participation agreements with counterparties to transfer or assume credit exposures related to interest rate derivatives. The notional amounts of risk participation agreements sold were $86.7 million and $106.5 million at December 31, 2017 and 2016, respectively. Assuming all underlying third party customers referenced in the swap contracts defaulted at December 31, 2017 and December 31, 2016, the exposure from these agreements would not be material based on the fair value of the underlying swaps.
The Company is party to collateral agreements with certain derivative counterparties. Such agreements require that the Company maintain collateral based on the fair values of individual derivative transactions. In the event of default by the Company, the counterparty would be entitled to the collateral.
At December 31, 2017 and 2016, the Company was required to post $552 thousand and $1.9 million, respectively, in cash or securities as collateral for its derivative transactions, which are included in "interest-bearing deposits in banks" on the Company’s consolidated balance sheets. Effective January 3, 2017, the Chicago Mercantile Exchange and LCH.Clearnet Limited amended their rulebooks to legally characterize variation margin payments for over-the-counter derivatives they clear as settlements of the derivatives' exposure rather than collateral against the exposures. In light of changes to the aforementioned rulebooks, the Board of Governors of the Federal Reserve System, the Office of the Comptroller of the Currency (OCC) and the FDIC issued guidance effective August 14, 2017, which is consistent with the SEC's accounting guidance, that allows institutions to treat centrally-cleared derivatives as settled for purposes of the capital rule. At December 31, 2017, the Company was required to post $5.1 million in variation margin payments for its derivative transactions, which is now required to be netted against the fair value of the derivatives in "other assets/other liabilities" on the consolidated balance sheets. The Company does not anticipate additional assets will be required to be posted as collateral, nor does it believe additional assets would be required to settle its derivative instruments immediately if contingent features were triggered at December 31, 2017. The Company’s master netting agreements represent written, legally enforceable bilateral agreements that (1) create a single legal obligation for all individual transactions covered by the master agreement and (2) in the event of default, provide the non-defaulting counterparty the right to accelerate, terminate, and close-out on a net basis all transactions under the agreement and to promptly liquidate or set-off collateral posted by the defaulting counterparty. As permitted by U.S. GAAP, the Company does not offset fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral against recognized fair value amounts of derivatives executed with the same counterparty under a master netting agreement.
The following table reconciles the gross amounts presented in the consolidated balance sheets to the net amounts that would result in the event of offset.

	December 31, 2017
	Gross Amounts Presented in the Balance Sheet	Gross Amounts Not Offset in the Balance Sheet		Net
(Dollars in thousands)		Derivatives	Collateral (1)
Derivatives subject to master netting arrangements
Derivative assets
Interest rate contracts not designated as hedging instruments	$20,446	$(12,469)	$—	$7,977
Written and purchased options	8,610	—	—	8,610
Total derivative assets subject to master netting arrangements	$29,056	$(12,469)	$—	$16,587

Derivative liabilities
Interest rate contracts designated as hedging instruments	$—	$—	$—	$—
Interest rate contracts not designated as hedging instruments	16,191	(12,469)	(552)	3,170
Total derivative liabilities subject to master netting arrangements	$16,191	$(12,469)	$(552)	$3,170

(1)	Consists of cash collateral recorded at cost, which approximates fair value, and investment securities.

	December 31, 2016
	Gross Amounts Presented in the Balance Sheet	Gross Amounts Not Offset in the Balance Sheet		Net
(Dollars in thousands)		Derivatives	Collateral (1)
Derivatives subject to master netting arrangements
Derivative assets
Interest rate contracts not designated as hedging instruments	$20,719	$(9,677)	$—	$11,042
Written and purchased options	8,085	—	—	8,085
Total derivative assets subject to master netting arrangements	$28,804	$(9,677)	$—	$19,127

Derivative liabilities
Interest rate contracts designated as hedging instruments	$525	$—	$(181)	$344
Interest rate contracts not designated as hedging instruments	20,719	(9,677)	(1,711)	9,331
Total derivative liabilities subject to master netting arrangements	$21,244	$(9,677)	$(1,892)	$9,675

(1)	Consists of cash collateral recorded at cost, which approximates fair value, and investment securities.
During the years ended December 31, 2017 and 2016, the Company has not reclassified into earnings any gain or loss as a result of the discontinuance of cash flow hedges, because it was probable the original forecasted transaction would not occur by the end of the originally specified term.
At December 31, 2017, the Company does not expect to reclassify a material amount from accumulated other comprehensive income into interest income over the next twelve months for derivatives that will be settled.
At December 31, 2017, 2016, and 2015, and for the years then ended, information pertaining to the effect of the hedging instruments on the consolidated financial statements is as follows:

								Location of Gain (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)	Amount of Gain (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)
	Amount of Gain (Loss) Recognized in OCI net of taxes (Effective Portion)			Location of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain (Loss) Reclassified from Accumulated OCI into Income net of taxes (Effective Portion)

(Dollars in thousands)
	For the Years Ended December 31
Derivatives in ASC Topic 815 Cash Flow Hedging Relationships	2017	2016	2015		2017	2016	2015		2017	2016	2015
Interest rate contracts	$(611)	$(328)	$38	Interest expense	$(390)	$50	$—	Interest expense	$—	$—	$—
Total	$(611)	$(328)	$38		$(390)	$50	$—		$—	$—	$—

Information pertaining to the effect of derivatives not designated as hedging instruments on the consolidated financial statements as of December 31, is as follows:

	Location of Gain (Loss) Recognized in Income on Derivatives	Amount of Gain (Loss) Recognized in Income on Derivatives
(Dollars in thousands)		2017	2016	2015
Interest rate contracts (1)	Other income	$4,750	$8,830	$4,143
Foreign exchange contracts	Other income	43	15	22
Forward sales contracts	Mortgage income	(4,115)	(1,731)	(2,947)
Written and purchased options	Mortgage income	(2,028)	(327)	274
Other contracts	Other income	51	17	—
Total		$(1,299)	$6,804	$1,492
(1) Includes fees associated with customer interest rate contracts.

NOTE 11 – DEPOSITS
Deposits at December 31 are summarized as follows:

(Dollars in thousands)	2017	2016
Non-interest-bearing deposits	$6,209,925	$4,928,878
Negotiable order of withdrawal (NOW)	4,348,939	3,314,281
Money market deposits accounts (MMDA)	7,674,291	6,219,532
Savings deposits	846,074	814,385
Certificates of deposit and other time deposits	2,387,488	2,131,207
	$21,466,717	$17,408,283
Total time deposits summarized by denomination at December 31 are as follows:

(Dollars in thousands)	2017	2016
Time deposits less than $250,000	$1,768,047	$1,661,631
Time deposits greater than $250,000	619,441	469,576
	$2,387,488	$2,131,207
A schedule of maturities of all time deposits as of December 31, 2017 is as follows:

(Dollars in thousands)
Years ending December 31
2018	$1,670,503
2019	401,855
2020	158,555
2021	65,885
2022	78,500
2023 and thereafter	12,190
$2,387,488

NOTE 12 – SHORT-TERM BORROWINGS
Short-term borrowings at December 31 are summarized as follows:

(Dollars in thousands)	2017	2016
Federal Home Loan Bank advances	$475,000	$175,000
Securities sold under agreements to repurchase	516,297	334,136
	$991,297	$509,136
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
Additional information on the Company’s short-term borrowings for the years indicated is as follows:

(Dollars in thousands)	2017	2016	2015
Outstanding at December 31	$991,297	$509,136	$326,617
Maximum month-end outstanding balance	2,197,105	807,993	798,933
Average daily outstanding balance	905,755	614,073	426,011
Average rate during the year	0.83%	0.40%	0.19%
Average rate at year end	0.82%	0.30%	0.20%

NOTE 13 – LONG-TERM DEBT
Long-term debt at December 31 is summarized as follows:

(Dollars in thousands)	2017	2016
IBERIABANK:
Federal Home Loan Bank notes, 0.864% to 7.040%	$1,331,579	$480,118
Notes payable - Investment fund contribution, 7 to 30 year term, 1.28% to 6.82% fixed, 7 to 40 year term, 0.50% to 3.60% fixed, respectively	44,146	28,725
	1,375,725	508,843
IBERIABANK Corporation (junior subordinated debt):
Statutory Trust I, 3 month LIBOR (1), plus 3.25%, issued November 2002	10,310	10,310
Statutory Trust II, 3 month LIBOR (1), plus 3.15%, issued June 2003	10,310	10,310
Statutory Trust III, 3 month LIBOR (1), plus 2.00%, issued September 2004	10,310	10,310
Statutory Trust IV, 3 month LIBOR (1), plus 1.60%, issued October 2006	15,464	15,464
American Horizons Statutory Trust I, 3 month LIBOR (1), plus 3.15%, assumed January 2005	6,186	6,186
Statutory Trust V, 3 month LIBOR (1), plus 1.435%, issued June 2007	10,310	10,310
Statutory Trust VI, 3 month LIBOR (1), plus 2.75%, issued November 2007	12,372	12,372
Statutory Trust VII, 3 month LIBOR (1), plus 2.54%, issued November 2007	13,403	13,403
Statutory Trust VIII, 3 month LIBOR (1), plus 3.50%, issued March 2008	7,217	7,217
OMNI Trust I, 3 month LIBOR (1), plus 3.30%, assumed May 2011	8,248	8,248
OMNI Trust II, 3 month LIBOR (1), plus 2.79%, assumed May 2011	7,732	7,732
GA Commerce Trust II, 3 month LIBOR (1), plus 1.64%, assumed May 2015	8,248	8,248
	120,110	120,110
	$1,495,835	$628,953

(1)	The interest rate on the Company’s long-term debt indexed to LIBOR is based on the 3-month LIBOR rate. The 3-month LIBOR rate was 1.69% and 1.00% at December 31, 2017 and 2016, respectively.
Outstanding FHLB advances are a mix of bullet and amortizing structures. Amortizing FHLB advances are amortized over periods ranging from 1.5 to 30 years, and have a balloon feature at maturity. Advances are collateralized by a blanket pledge of eligible loans, subject to contractual adjustments which reduce the borrowing base, as well as a secondary pledge of FHLB stock and FHLB demand deposits, the amount of which can exceed the amounts borrowed based on contractually required adjustments. Total additional FHLB advances for both short-term borrowings and long-term debt at December 31, 2017 were $6.4 billion under the blanket floating lien including $2.1 billion from pledges of investment securities. The weighted average advance rate was 1.48% and 1.76% at December 31, 2017 and 2016, respectively.
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

Advances and long-term debt at December 31, 2017 have maturities or call dates in future years as follows:

(Dollars in thousands)
2018	$235,944
2019	506,231
2020	114,241
2021	55,441
2022	410,800
2023 and thereafter	173,178
$1,495,835
NOTE 14 – INCOME TAXES
The provision for income tax expense consists of the following for the years ended December 31:

(Dollars in thousands)	2017	2016	2015
Current expense	$84,827	$103,335	$67,025
Deferred expense (benefit)	71,257	(16,654)	4,551
Tax credits	(10,845)	(7,112)	(11,268)
Amortization on qualified affordable housing tax credits	5,227	4,185	2,023
Tax benefits attributable to items charged to equity and goodwill	—	1,439	1,763
	$150,466	$85,193	$64,094
There was a balance receivable of $4.5 million and a balance payable of $2 million for federal and state income taxes at December 31, 2017 and 2016, respectively. The provision for federal income taxes differs from the amount computed by applying the federal income tax statutory rate of 35 percent on income before income tax expense as indicated in the following analysis for the years ended December 31:

(Dollars in thousands)	2017	2016	2015
Federal tax based on statutory rate	$102,508	$95,189	$72,428
Increase (decrease) resulting from:
Effect of tax-exempt income	(9,435)	(8,203)	(6,919)
Interest and other nondeductible expenses	9,605	3,250	5,899
State taxes, net of federal benefit	6,970	4,770	3,955
Tax credits	(10,845)	(7,112)	(11,268)
Amortization on qualified affordable housing tax credits	5,227	4,185	2,023
Other (1)	46,436	(6,886)	(2,024)
	$150,466	$85,193	$64,094
Effective tax rate	51.4%	31.3%	31.0%

(1) The composition of other items resulting in a net tax expense of $46.4 million for the year ending December 31, 2017 included $51.0 million related to the estimated net impact from the remeasurement of deferred tax assets and liabilities as a result of the passage of the Tax Cuts and Jobs Act (the "Tax Act") in December 2017. This was partially offset by $3.0 million related to equity based compensation, $1.0 million resulting from the reversal of a prior year deferred tax asset impairment, and a $600 thousand benefit due to a deferred REIT distribution.

The net deferred tax asset at December 31 is as follows:

(Dollars in thousands)	2017	2016
Deferred tax asset:
NOL carryforward	$8,364	$19,584
Allowance for credit losses	38,402	58,036
Deferred compensation	5,876	10,852
Basis difference in acquired assets and liabilities	43,391	32,957
Unrealized loss on securities available for sale	12,198	14,019
OREO	2,639	4,498
Other	22,719	14,720
	133,589	154,666
Deferred tax liability:
Basis difference in acquired assets and liabilities	(31,309)	(13,150)
FHLB stock	(300)	(270)
Premises and equipment	(3,723)	(6,132)
Acquisition intangibles	(8,151)	(8,134)
Deferred loan costs	(3,114)	(4,702)
Other	(4,885)	(9,196)
	(51,482)	(41,584)
Net deferred tax asset	$82,107	$113,082
Net operating loss carryforwards arising from acquisitions during 2015 expire over a 20-year period and will be utilized subject to annual Internal Revenue Code Section 382 limitations. No benefit was recognized at acquisition for net operating losses that will expire unused due to the IRS limitations.
The Company determined that the net deferred tax asset is more likely than not to be realized based on an assessment of all available positive and negative evidence, and therefore no valuation allowance has been recorded as of December 31, 2017 or 2016.
The Company does not believe it has any unrecognized tax benefits included in its consolidated financial statements. The Company has not had any settlements in the current period with taxing authorities, nor has it recognized tax benefits as a result of a lapse of the applicable statute of limitations.
During the year ended December 31, 2017, an immaterial amount of interest and penalty expense associated with one state filing jurisdiction was recorded. During the years ended December 31, 2016 and 2015, the Company did not recognize any interest or penalties in its consolidated financial statements.

On December 22, 2017, President Trump signed the Tax Cuts and Jobs Act (the "Tax Act") into law. Under ASC 740, the effects of changes in tax rates and laws are recognized in the period in which the new legislation is enacted. In the case of U.S. federal income taxes, the enactment date is the date the bill becomes law (i.e., upon presidential signature). Among other provisions, the most significant to the Company is the reduction of the corporate income tax rate from 35% to 21%. With respect to the legislation, the Company recognized a provisional one-time increase in tax expense of $51.0 million due to a re-measurement of deferred tax assets and liabilities resulting from the decrease in the corporate income tax rate. This one-time provision increased the 2017 effective tax rate by 17.4% from 34.0% to 51.4%. The Company is in the process of analyzing certain aspects of the Tax Act, obtaining additional information, and refining its calculations, which could potentially affect the measurement of these balances. Information which could result in adjustment to the provisional amount includes, but is not limited to, provisional deferred tax amounts acquired in the Sabadell United acquisition, elections or changes in IRS tax methods, and further analysis of tax positions. Consistent with the guidance provided under ASC 740, the Company recorded impacts from enactment of the Tax Act in the fourth quarter of 2017 subject to Staff Accounting Bulletin 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act ("SAB 118"). SAB 118 provides a measurement period not to extend beyond one year of the enactment date to adjust the accounting for certain elements of the tax reform.

In addition, the Company early adopted ASU No. 2018-02, Income Statement - Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income, for the fiscal year ending December

31, 2017, which allowed a one-time reclassification of $8.1 million from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Act.

NOTE 15 – SHAREHOLDERS' EQUITY, CAPITAL RATIOS AND OTHER REGULATORY MATTERS
Preferred Stock
The following table presents a summary of the Company's non-cumulative perpetual preferred stock at December 31:

					2017	2016
	Issuance Date	Earliest Redemption Date	Annual Dividend Rate	Liquidation Amount	Carrying Amount	Carrying Amount
(Dollars in thousands)
Series B Preferred Stock	8/5/2015	8/1/2025	6.625%	$80,000	$76,812	$76,812
Series C Preferred Stock	5/9/2016	5/1/2026	6.600%	57,500	55,285	55,285
				$137,500	$132,097	$132,097
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
Common Stock
During the second quarter of 2016, the Company's Board of Directors authorized the repurchase of up to 950,000 shares of IBERIABANK Corporation's outstanding common stock. Stock repurchases under this program will be made from time to time, on the open market or in privately negotiated transactions. The timing of these repurchases will depend on market conditions and other requirements. The share repurchase program does not obligate the Company to repurchase any dollar amount or number of shares, and expires during the second quarter of 2018. The program may be extended, modified, suspended, or discontinued at any time. During 2016, the Company repurchased 202,506 common shares at a weighted average price of $57.61 per common share. The Company did not repurchase any common shares during 2017. At December 31, 2017, the remaining shares that could be repurchased under the plan approved by the Board was 747,494 shares.
On December 7, 2016, the Company issued 3,593,750 shares of its common stock at a price of $81.50 per common share. On March 7, 2017, the Company issued 6,100,000 shares of its common stock at a price of $83.00 per common share. Net proceeds from the offerings, after deduction of underwriting discounts, commissions, and direct issuance costs, were $279.2 million and $485.2 million, respectively. The proceeds from these issuances were used to finance the cash portion of the purchase price for the acquisition of Sabadell United. The acquisition, which closed on July 31, 2017, provided for Banco de Sabadell, S.A. to receive 2,610,304 shares of the Company's common stock ( $211.0 million based on the Company's closing stock price of $80.85 on that date) and $809.2 million in cash from the two stock issuances. Banco de Sabadell, S.A. sold the 2.6 million shares received as part of acquisition proceeds early in the fourth quarter of 2017. Refer to Note 3, Acquisition Activity, for further detail regarding the Sabadell United acquisition.
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
Management believes that, as of December 31, 2017, the Company and IBERIABANK met all capital adequacy requirements to which they are subject.
As of December 31, 2017, the most recent notification from the FRB categorized IBERIABANK as well-capitalized under the regulatory framework for prompt corrective action (the prompt corrective action requirements are not applicable to the Company). To be categorized as well-capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since the notification that management believes have changed that categorization. The Company’s and IBERIABANK’s actual capital amounts and ratios as of December 31 are presented in the following table.

(Dollars in thousands)	2017
	Minimum		Well-Capitalized		Actual
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Tier 1 Leverage
Consolidated	$1,073,381	4.00%	N/A	N/A	$2,509,496	9.35%
IBERIABANK	1,070,789	4.00	$1,338,487	5.00	2,437,275	9.10
Common Equity Tier 1 (CET1) (1)
Consolidated	$1,011,732	4.50%	N/A	N/A	$2,377,398	10.57%
IBERIABANK	1,009,553	4.50	$1,458,243	6.50	2,437,275	10.86
Tier 1 Risk-Based Capital (1)
Consolidated	$1,348,977	6.00%	N/A	N/A	$2,509,496	11.16%
IBERIABANK	1,346,070	6.00	$1,794,760	8.00	2,437,275	10.86
Total Risk-Based Capital (1)
Consolidated	$1,798,635	8.00%	N/A	N/A	$2,780,095	12.37%
IBERIABANK	1,794,760	8.00	$2,243,450	10.00	2,591,374	11.55

	2016
	Minimum		Well-Capitalized		Actual
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Tier 1 Leverage
Consolidated	$818,440	4.00%	N/A	N/A	$2,221,528	10.86%
IBERIABANK	816,152	4.00	$1,020,190	5.00	1,878,703	9.21
Common Equity Tier 1 (CET1) (1)
Consolidated	$794,334	4.50%	N/A	N/A	$2,089,431	11.84%
IBERIABANK	792,111	4.50	$1,144,160	6.50	1,878,703	10.67
Tier 1 Risk-Based Capital (1)
Consolidated	$1,059,112	6.00%	N/A	N/A	$2,221,528	12.59%
IBERIABANK	1,056,147	6.00	$1,408,197	8.00	1,878,703	10.67
Total Risk-Based Capital (1)
Consolidated	$1,412,149	8.00%	N/A	N/A	$2,493,988	14.13%
IBERIABANK	1,408,197	8.00	$1,760,246	10.00	2,034,663	11.56
(1) Minimum capital ratios are subject to a capital conservation buffer. In order to avoid limitations on distributions, including dividend payments, and certain discretionary bonus payments to executive officers, an institution must hold a capital conservation buffer above its minimum risk-based capital requirements. This capital conservation buffer is calculated as the lowest of the differences between the actual CET1 ratio, Tier 1 Risk-Based Capital Ratio, and Total Risk-Based Capital ratio and the corresponding minimum ratios. At December 31, 2017, the required minimum capital conservation buffer was 1.250%, and will increase in subsequent years by 0.625% until it is fully phased in on January 1, 2019 at 2.50%. At December 31, 2017, the capital conservation buffers of the Company and IBERIABANK were 4.37% and 3.55%, respectively.

Restrictions on Dividends, Loans and Advances
IBERIABANK is restricted under applicable laws in the payment of dividends to an amount equal to current year earnings plus undistributed earnings for the immediately preceding year, unless prior permission is received from the Commissioner of Financial Institutions for the State of Louisiana. Dividends payable by IBERIABANK in 2018 without permission will be limited to 2018 earnings plus an additional $160.2 million.
Funds available for loans or advances by IBERIABANK to the Parent amounted to $259.1 million. In addition, any dividends that may be paid by IBERIABANK to the Parent would be restricted if IBERIABANK did not comply with the above-described capital conservation buffer requirements and would be prohibited if the effect thereof would cause IBERIABANK’s capital to be reduced below applicable minimum capital requirements.
During any deferral period under the Company’s junior subordinated debt, the Company would be prohibited from declaring and paying dividends to preferred and common shareholders. See Note 13 to the consolidated financial statements for additional information.
In addition, so long as any shares of Series B Preferred Stock or Series C Preferred Stock remain outstanding, we are prohibited from paying dividends on any of our common stock if the required payments on our Series B Preferred Stock and Series C Preferred Stock have not been made.
NOTE 16 –EARNINGS PER SHARE
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
The following table presents the calculation of basic and diluted earnings per share for the periods indicated.

	For the Years Ended December 31,
(In thousands, except per share data)	2017	2016	2015
Earnings per common share - basic
Net income	$142,413	$186,777	$142,844
Preferred stock dividends	(9,095)	(7,977)	—
Dividends and undistributed earnings allocated to unvested restricted shares	(1,210)	(1,872)	(1,680)
Net income allocated to common shareholders - basic	$132,108	$176,928	$141,164
Weighted average common shares outstanding	50,640	40,948	38,214
Earnings per common share - basic	2.61	4.32	3.69

Earnings per common share - diluted
Net income allocated to common shareholders - basic	$132,108	$176,928	$141,164
Dividends and undistributed earnings allocated to unvested restricted shares	(1)	(37)	(48)
Net income allocated to common shareholders - diluted	$132,107	$176,891	$141,116
Weighted average common shares outstanding	50,640	40,948	38,214
Dilutive potential common shares	352	158	96
Weighted average common shares outstanding - diluted	50,992	41,106	38,310
Earnings per common share - diluted	$2.59	$4.30	$3.68
For the years ended December 31, 2017, 2016, and 2015, the calculations for basic shares outstanding exclude the weighted average shares owned by the Recognition and Retention Plan (“RRP”) of 467,601, 447,818, and 607,608, respectively.

The effects from the assumed exercises of 71,260; 155,969; and 159,236 stock options were not included in the computation of diluted earnings per share for the years ended December 31, 2017, 2016, and 2015, respectively, because such amounts would have had an antidilutive effect on earnings per common share.
NOTE 17 – SHARE-BASED COMPENSATION
The Company has various types of share-based compensation plans that permit the granting of awards in the form of stock options, restricted stock, restricted share units, phantom stock and performance units. These plans are administered by the Compensation Committee of the Board of Directors, which selects persons eligible to receive awards and determines the terms, conditions and other provisions of the awards. At December 31, 2017, awards of 1,602,890 shares could be made under approved incentive compensation plans. The Company issues shares to fulfill stock option exercises and restricted share units and restricted stock awards vesting from available authorized common shares. At December 31, 2017, the Company believes there are adequate authorized shares to satisfy anticipated stock option exercises and restricted share unit and restricted stock award vesting.
Stock option awards
The Company issues stock options under various plans to directors, officers and other key employees. The option exercise price cannot be less than the fair value of the underlying common stock as of the date of the option grant and the maximum option term cannot exceed ten years.
The following table represents the activity related to stock options during the periods indicated:

	Number of Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value (Dollars in thousands)	Weighted Average Remaining Contract Life (in years)
Outstanding options, December 31, 2014	867,682	$55.92
Granted	82,001	62.50
Exercised	(119,917)	51.71	$1,516
Forfeited or expired	(15,989)	66.52
Outstanding options, December 31, 2015	813,777	$56.99
Granted	160,624	48.65
Exercised	(196,769)	55.39	3,597
Forfeited or expired	(56,094)	59.49
Outstanding options, December 31, 2016	721,538	$55.38
Granted	80,557	84.78
Exercised	(85,221)	55.45	2,098
Forfeited or expired	(30,508)	68.46
Outstanding options, December 31, 2017	686,366	$58.24	$13,767	5.6

Exercisable options, December 31, 2015	546,842	$56.54
Exercisable options, December 31, 2016	415,376	56.66
Exercisable options, December 31, 2017	455,010	55.77	$9,891	4.4
The Company uses the Black-Scholes option pricing model to estimate the fair value of stock option awards. The following weighted-average assumptions were used for option awards issued during the years ended December 31:

	2017	2016	2015
Expected dividends	1.7%	2.8%	2.2%
Expected volatility	25.0%	29.0%	35.6%
Risk-free interest rate	2.1%	1.4%	2.0%
Expected term (in years)	5.8	6.5	7.5
Weighted-average grant-date fair value	$18.86	$10.46	$19.57

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
The following table represents the compensation expense that is included in non-interest expense and related income tax benefits in the accompanying consolidated statements of comprehensive income related to stock options for the years ended December 31:

(Dollars in thousands)	2017	2016	2015
Compensation expense related to stock options	$1,470	$2,010	$1,861
Income tax benefit related to stock options	124	331	317
At December 31, 2017, there was $1.9 million of unrecognized compensation expense related to stock options that is expected to be recognized over a weighted-average period of 2.7 years.
Restricted stock awards
The Company issues restricted stock under various plans for certain officers and directors. The restricted stock awards may not be sold or otherwise transferred until certain restrictions have lapsed. The holders of the restricted stock receive dividends and have the right to vote the shares. The compensation expense for these awards is determined based on the market price of the Company's common stock at the date of grant applied to the total number of shares granted and is recognized over the vesting period (generally three to seven years). As of December 31, 2017 and 2016, unrecognized share-based compensation expense associated with these awards totaled $31.9 million and $16.0 million, respectively. The unrecognized compensation expense related to restricted stock awards at December 31, 2017 is expected to be recognized over a weighted-average period of 1.4 years.
Restricted share units
In 2017, the Company issued restricted share units to certain of its executive officers. Restricted share units vest after the end of a three year performance period, based on satisfaction of the performance conditions set forth in the restricted share unit agreement. Recipients do not possess voting or investment power over the common stock underlying such units until vesting. The grant date fair value of these restricted share units is the same as the value of the corresponding number of shares of common stock, adjusted for assumptions surrounding the market-based conditions contained in the respective agreements. See Note 1 for further discussion of restricted share units with performance conditions.
The following table represents the compensation expense that was included in non-interest expense and related income tax benefits in the accompanying consolidated statements of comprehensive income related to restricted stock awards and restricted share units for the years ended December 31:

(Dollars in thousands)	2017	2016	2015
Compensation expense related to restricted stock awards and restricted share units	$14,966	$12,513	$12,045
Income tax benefit related to restricted stock awards and restricted share units	2,809	4,380	4,215
The following table represents unvested restricted stock award and restricted share unit activity for the years ended December 31:

	2017	2016	2015
Number of shares at beginning of period	543,261	507,130	506,289
Granted	421,198	254,276	207,575
Forfeited	(31,699)	(28,855)	(26,970)
Vested	(194,573)	(189,290)	(179,764)
Number of shares at end of period	738,187	543,261	507,130

The weighted average grant date fair value of restricted stock awards and restricted share units granted was $82.49, $48.84, and $63.16 for the years ended December 31, 2017, 2016, and 2015, respectively. The total fair value of restricted stock awards and restricted share units vested during the years ended December 31, 2017, 2016, and 2015 was $16.4 million, $10.7 million, and $11.3 million, respectively.

Phantom stock awards
The Company issues phantom stock awards to certain key officers and employees. The awards are subject to a vesting period of five years and are paid out in cash upon vesting. The amount paid per vesting period is calculated as the number of vested “share equivalents” multiplied by the closing market price of a share of the Company’s common stock on the vesting date. Share equivalents are calculated on the date of grant as the total award’s dollar value divided by the closing market price of a share of the Company’s common stock on the grant date. Award recipients are also entitled to a “dividend equivalent” on each unvested share equivalent held by the award recipient. A dividend equivalent is a dollar amount equal to the cash dividends that the participant would have been entitled to receive if the participant’s share equivalents were issued in shares of common stock. Dividend equivalents are reinvested as share equivalents that will vest and be paid out on the same date as the underlying share equivalents on which the dividend equivalents were paid. The number of share equivalents accumulated with a dividend equivalent is determined by dividing the aggregate of dividend equivalents paid on the unvested share equivalents by the closing price of a share of the Company’s common stock on the dividend payment date.
Performance units
Performance units are tied to the value of shares of the Company's common stock, are payable in cash, and vest in increments of one-third per year after attainment of one or more performance measures. The value of performance units is the same as the value of the corresponding number of shares of common stock. There were no performance units granted in 2017 or 2016.
The following table indicates compensation expense recorded for phantom stock and performance units based on the number of share equivalents vested at December 31 of the years indicated and the current market price of the Company’s stock at that time:

(Dollars in thousands)	2017	2016	2015
Compensation expense related to phantom stock and performance units	$10,756	$12,933	$12,109
The following table represents phantom stock award and performance unit activity during the periods indicated.

(Dollars in thousands)	Number of share equivalents (1)	Value of share equivalents (2)
Balance, December 31, 2014	475,347	$30,826
Granted	167,573	9,228
Forfeited share equivalents	(34,681)	1,910
Vested share equivalents	(145,809)	9,288
Balance, December 31, 2015	462,430	$25,466
Granted	215,745	18,069
Forfeited share equivalents	(42,051)	3,522
Vested share equivalents	(163,294)	8,509
Balance, December 31, 2016	472,830	$39,600
Granted	118,408	9,177
Forfeited share equivalents	(34,968)	2,710
Vested share equivalents	(162,426)	15,206
Balance, December 31, 2017	393,844	$30,523

(1)	Number of share equivalents includes all reinvested dividend equivalents for the years indicated.

(2)
Except for share equivalents at the beginning of each period, which are based on the value at that time, and vested share payments, which are based on the cash paid at the time of vesting, the value of share equivalents is calculated based on the market price of the Company’s stock at the end of the respective periods. The market price of the Company’s stock was $77.50, $83.75 and $55.07 on December 31, 2017, 2016 and 2015, respectively.

401(k) defined contribution plan
The Company has a 401(k) Profit Sharing Plan covering substantially all of its employees. Annual employer contributions to the Plan are set by the Board of Directors. The Company made contributions of $3.5 million, $1.9 million, and $1.7 million for the years ended December 31, 2017, 2016, and 2015, respectively. The Plan provides, among other things, that participants in the Plan be able to direct the investment of their account balances within the Profit Sharing Plan into alternative investment funds. Participant deferrals under the salary reduction election may be matched by the employer based on a percentage to be determined annually by the employer.
NOTE 18 – COMMITMENTS AND CONTINGENCIES
Off-balance sheet commitments
In the normal course of business, to meet the financing needs of its customers, the Company is a party to credit-related financial instruments, with risk not reflected in the consolidated financial statements. These financial instruments include commitments to extend credit, standby letters of credit, and commercial letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The credit policies used for these commitments are consistent with those used for on-balance sheet instruments. The Company’s exposure to credit loss in the event of non-performance by its customers under such commitments or letters of credit represents the contractual amount of the financial instruments as indicated in the table below. At December 31, 2017 and 2016, the fair value of guarantees under commercial and standby letters of credit was $2.1 million and $1.6 million, respectively. This fair value will decrease as the existing commercial and standby letters of credit approach their expiration dates.
At December 31, 2017 and 2016, respectively, the Company had the following financial instruments outstanding and related reserves, whose contract amounts represent credit risk:

(Dollars in thousands)	December 31, 2017	December 31, 2016
Commitments to grant loans	$342,305	$355,558
Unfunded commitments under lines of credit	6,060,034	4,899,930
Commercial and standby letters of credit	210,002	163,560
Reserve for unfunded lending commitments	13,208	11,241
Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee by the borrower. Since many of the commitments are expected to be drawn upon, the total commitment amounts generally represent future cash requirements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral, if any, is based on management’s credit evaluation of the customer.
Unfunded commitments under commercial lines of credit, revolving credit lines, and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. Many of these types of commitments do not contain a specified maturity date and may not be drawn upon to the total extent to which the Company is committed. See Note 6, Allowance for Credit Losses and Credit Quality, for additional information related to the Company’s reserve for unfunded lending commitments.
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
Legal proceedings
The nature of the business of the Company’s banking and other subsidiaries ordinarily results in a certain amount of claims, litigation, investigations, and legal and administrative cases and proceedings, which are considered incidental to the normal conduct of business. Some of these claims are against entities or assets of which the Company is a successor or acquired in business acquisitions. The Company has asserted defenses to these claims and, with respect to such legal proceedings, intends to continue to defend itself vigorously, litigating or settling cases according to management’s judgment as to what is in the best interest of the Company and its shareholders.

In July of 2016, the Company received a subpoena from the Office of Inspector General of the U.S. Department of Housing and Urban Development (“HUD”) requesting information on certain previously originated loans insured by the Federal Housing Administration ("FHA") as well as other documents regarding the Company's FHA-related policies and practices. After the Company complied with the subpoena, attorneys from the Department of Justice (“DOJ”) informed the Company in late March of 2017 that a civil qui tam suit had been filed against the Company in federal court involving the subject matter of the HUD subpoena. The HUD lawsuit was settled on December 11, 2017 in the amount of $11.7 million, which the Company previously accrued for in the second and third quarters of 2017 in the amount of $6.0 million and $5.7 million, respectively. IBERIABANK has filed a lawsuit in federal district court in New Orleans against the insurers in an effort to recover the $11.7 million it paid to settle the HUD matter.
The Company assesses its liabilities and contingencies in connection with outstanding legal proceedings utilizing the latest information available. Where it is probable that the Company will incur a loss and the amount of the loss can be reasonably estimated, the Company records a liability in its consolidated financial statements. These legal reserves may be increased or decreased to reflect any relevant developments on a quarterly basis. Where a loss is not probable or the amount of loss is not estimable, the Company does not accrue legal reserves. While the outcome of legal proceedings is inherently uncertain, based on information currently available and available insurance coverage, the Company’s management believes that it has established appropriate legal reserves. Any incremental liabilities arising from pending legal proceedings are not expected to have a material adverse effect on the Company’s consolidated financial position, consolidated results of operations, or consolidated cash flows. However, it is possible that the ultimate resolution of these matters, if unfavorable, may be material to the Company’s consolidated financial position, consolidated results of operations, or consolidated cash flows.
As of the date of this filing, the Company believes the amount of losses associated with legal proceedings that it is reasonably possible to incur above amounts already accrued is not material.

NOTE 19 – FAIR VALUE MEASUREMENTS
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

	December 31, 2017
(Dollars in thousands)	Level 1	Level 2	Level 3	Total
Assets
Securities available for sale	$—	$4,590,062	$—	$4,590,062
Mortgage loans held for sale	—	134,916	—	134,916
Derivative instruments	—	31,265	—	31,265
Total	$—	$4,756,243	$—	$4,756,243
Liabilities
Derivative instruments	$—	$25,154	$—	$25,154
Total	$—	$25,154	$—	$25,154

	December 31, 2016
	Level 1	Level 2	Level 3	Total
Assets
Securities available for sale	$—	$3,446,097	$—	$3,446,097
Mortgage loans held for sale	—	157,041	—	157,041
Derivative instruments	—	38,886	—	38,886
Total	$—	$3,642,024	$—	$3,642,024
Liabilities
Derivative instruments	$—	$30,209	$—	$30,209
Total	$—	$30,209	$—	$30,209
During 2017 and 2016, there were no transfers between the Level 1 and Level 2 fair value categories.
Gains and losses (realized and unrealized) included in earnings (or accumulated other comprehensive income) during 2017 related to assets and liabilities measured at fair value on a recurring basis are reported in non-interest income or other comprehensive income as follows:

(Dollars in thousands)	Non-interest income	Other comprehensive income (loss), net of tax
Total gains (losses) included in earnings	$(1,166)	$—
Change in unrealized gains (losses) relating to assets still held at December 31, 2017	—	(11,721)

Non-recurring fair value measurements
The Company has segregated all assets and liabilities that are measured at fair value on a non-recurring basis into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date in the tables below.

	December 31, 2017
(Dollars in thousands)	Level 1	Level 2	Level 3	Total
Assets
Loans	$—	$—	$71,210	$71,210
OREO, net	—	—	3,029	3,029
Total	$—	$—	$74,239	$74,239

	December 31, 2016
(Dollars in thousands)	Level 1	Level 2	Level 3	Total
Assets
Loans	$—	$—	$93,485	$93,485
OREO, net	—	—	185	185
Total	$—	$—	$93,670	$93,670
The tables above exclude the initial measurement of assets and liabilities that were acquired as part of the Sabadell United acquisition in July of 2017. These assets and liabilities were recorded at their fair value upon acquisition in accordance with U.S. GAAP and were not re-measured during the periods presented unless specifically required by U.S. GAAP. Acquisition date fair values represent either Level 2 fair value measurements (investment securities, deposits, property, equipment, and debt) or Level 3 fair value measurements (loans and core deposit intangible assets). Refer to Note 3, Acquisition Activity, for further detail regarding the Sabadell United acquisition.
In accordance with the provisions of ASC Topic 310, the Company records certain loans considered impaired at their estimated fair value. A loan is considered impaired if it is probable the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Fair value is measured at the estimated fair value of the collateral for collateral-dependent loans.
The Company did not record any liabilities at fair value for which measurement of the fair value was made on a non-recurring basis as of December 31, 2017 and 2016.
Fair value option
The Company has elected the fair value option for certain originated residential mortgage loans held for sale, which allows for a more effective offset of the changes in fair values of the loans and the derivative instruments used to hedge them without the burden of complying with the requirements for hedge accounting. The Company has $15.0 million and $12.7 million of mortgage loans held for investment for which the fair value option was elected upon origination and continue to be accounted for at fair value at December 31, 2017 and 2016, respectively. Net gains (losses) resulting from the change in fair value of these loans that were recorded in mortgage income in the consolidated statements of comprehensive income for the years ended December 31, 2017 and 2016 totaled $(204) thousand and $(1.1) million, respectively.
The following table summarizes the difference between the aggregate fair value and the aggregate unpaid principal balance for mortgage loans held for sale measured at fair value:

	December 31, 2017			December 31, 2016
(Dollars in thousands)	Aggregate Fair Value	Aggregate Unpaid Principal	Aggregate Fair Value Less Unpaid Principal	Aggregate Fair Value	Aggregate Unpaid Principal	Aggregate Fair Value Less Unpaid Principal
Mortgage loans held for sale, at fair value	$134,916	$131,276	$3,640	$157,041	$153,801	$3,240
Interest income on mortgage loans held for sale is recognized based on contractual rates and is reflected in interest income on loans held for sale in the consolidated statements of comprehensive income. Net gains (losses) resulting from the change in fair value of these loans that were recorded in mortgage income in the consolidated statements of comprehensive income totaled $944 thousand and $(2.5) million for the years ended December 31, 2017 and 2016, respectively. The changes in fair value are mostly offset by economic hedging activities, with an insignificant portion of these changes attributable to changes in instrument-specific credit risk.
NOTE 20 – FAIR VALUE OF FINANCIAL INSTRUMENTS
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

	December 31, 2017
(Dollars in thousands)	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
Financial Assets
Cash and cash equivalents	$625,724	$625,724	$625,724	$—	$—
Investment securities	4,817,380	4,818,026	—	4,818,026	—
Loans and loans held for sale, net of unearned income and allowance for loan losses	20,072,206	19,961,773	—	134,916	19,826,857
Derivative instruments	31,265	31,265	—	31,265	—

Financial Liabilities
Deposits	21,466,717	21,460,782	—	21,460,782	—
Short-term borrowings	991,297	991,297	516,297	475,000	—
Long-term debt	1,495,835	1,476,899	—	—	1,476,899
Derivative instruments	25,154	25,154	—	25,154	—

	December 31, 2016
(Dollars in thousands)	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
Financial Assets
Cash and cash equivalents	$1,362,126	$1,362,126	$1,362,126	$—	$—
Investment securities	3,535,313	3,536,029	—	3,536,029	—
Loans and loans held for sale, net of unearned income and allowance for loan losses	15,077,293	15,066,055	—	157,041	14,909,014
Derivative instruments	38,886	38,886	—	38,886	—

Financial Liabilities
Deposits	17,408,283	16,762,475	—	16,762,475	—
Short-term borrowings	509,136	509,136	334,136	175,000	—
Long-term debt	628,953	617,656	—	—	617,656
Derivative instruments	30,209	30,209	—	30,209	—
The fair value estimates presented herein are based upon pertinent information available to management as of December 31, 2017 and 2016. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

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
The Company has granted loans to executive officers and directors and their affiliates. These loans, including the related principal additions, principal payments, and unfunded commitments are not material to the consolidated financial statements at December 31, 2017 and 2016. None of the related party loans were classified as non-accrual, past due, troubled debt restructurings, or potential problem loans at December 31, 2017 and 2016, with the exception of the loan discussed below.
IBERIABANK and several other financial institutions previously extended credit (the “Credit Facility”) under a multi-bank syndicated credit facility to Stone Energy Corporation (the “Borrower"). At the time of origination and subsequent restructure, one of the Company’s directors, David H. Welch, was the Chairman, President and Chief Executive Officer of the Borrower. IBERIABANK held approximately 6 percent of the total commitments from twelve banks under the Credit Facility. On December 14, 2016, the Borrower filed for Chapter 11 Bankruptcy with the U.S. Bankruptcy Court in the Southern District of Texas. On February 28, 2017, the Borrower’s confirmed Amended Joint Prepackaged Plan of Reorganization became effective, and the Borrower satisfied the entire amount due and owing to the financial institutions, which was the principal amount outstanding under the Credit Facility at the time of the bankruptcy filing. On that date, the Borrower emerged from the Chapter 11 Bankruptcy and entered into a new Exit Facility with the lenders, including IBERIABANK. The new Exit Facility, which replaced the Credit Facility, provides for a $200 million reserve-based credit facility with a maturity date of February 21, 2021. Interest on advances under the Exit Facility is calculated using LIBOR or the base rate, at the election of the Borrower, plus, in each case an applicable margin. IBERIABANK holds a 5.9 percent pro-rata share, or $11.8 million, of the $200 million total committed under the new Exit Facility. At December 31, 2017, there were no draws or outstanding amounts under the Exit Facility. Effective April 28, 2017, Mr. Welch retired as Chairman, President and Chief Executive Officer of the Borrower.
Deposits from related parties held by the Company were not material at December 31, 2017 and 2016.
NOTE 22 – BUSINESS SEGMENTS
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
The Company reports the results of its operations through three reportable segments: IBERIABANK, Mortgage, and LTC. The IBERIABANK segment represents the Company’s commercial and retail banking functions, including its lending, investment, and deposit activities. IBERIABANK also includes the Company’s wealth management, capital markets, and other corporate functions. The Mortgage segment represents the Company’s origination, funding, and subsequent sale of one-to-four family residential mortgage loans. The LTC segment represents the Company’s title insurance and loan closing services.
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

•	Elimination of investment in subsidiary balances on certain operating segments included in total and average segment assets; and

•	Elimination of intercompany due to and due from balances on certain operating segments that are included in total and average segment assets.

	Year Ended December 31, 2017
(Dollars in thousands)	IBERIABANK	Mortgage	LTC	Consolidated
Interest and dividend income	$906,521	$7,260	$2	$913,783
Interest expense	104,937	—	—	104,937
Net interest income	801,584	7,260	2	808,846
Provision for/(reversal of) loan losses	51,200	(89)	—	51,111
Mortgage income	—	63,570	—	63,570
Title revenue	—	—	21,972	21,972
Other non-interest income	125,552	(42)	(12)	125,498
Allocated expenses	(13,293)	10,041	3,252	—
Non-interest expense	585,355	73,587	16,954	675,896
Income/(loss) before income tax expense	303,874	(12,751)	1,756	292,879
Income tax expense/(benefit)	156,407	(5,771)	(170)	150,466
Net income/(loss)	$147,467	$(6,980)	$1,926	$142,413
Total loans and loans held for sale, net of unearned income	$20,028,840	$184,257	$—	$20,213,097
Total assets	27,672,906	208,710	22,513	27,904,129
Total deposits	21,462,776	3,941	—	21,466,717
Average assets	24,228,436	229,364	22,856	24,480,656

	Year Ended December 31, 2016
(Dollars in thousands)	IBERIABANK	Mortgage	LTC	Consolidated
Interest and dividend income	$707,676	$9,261	$2	$716,939
Interest expense	64,068	3,633	—	67,701
Net interest income	643,608	5,628	2	649,238
Provision for loan losses	44,336	88	—	44,424
Mortgage income	405	83,448	—	83,853
Title revenue	—	—	22,213	22,213
Other non-interest income	127,751	4	—	127,755
Allocated expenses	(13,972)	10,686	3,286	—
Non-interest expense	484,099	65,133	17,433	566,665
Income before income tax expense	257,301	13,173	1,496	271,970
Income tax expense	79,565	5,023	605	85,193
Net income	$177,736	$8,150	$891	$186,777
Total loans and loans held for sale, net of unearned income	$15,004,360	$217,652	$—	$15,222,012
Total assets	21,319,267	315,057	24,866	21,659,190
Total deposits	17,402,742	5,541	—	17,408,283
Average assets	19,959,261	335,913	26,060	20,321,234

	Year Ended December 31, 2015
(Dollars in thousands)	IBERIABANK	Mortgage	LTC	Consolidated
Interest and dividend income	$639,793	$7,062	$3	$646,858
Interest expense	56,222	2,878	—	59,100
Net interest income	583,571	4,184	3	587,758
Provision for loan losses	30,908	—	—	30,908
Mortgage income	966	79,696	—	80,662
Title revenue	—	—	22,837	22,837
Other non-interest income	116,903	(2)	(7)	116,894
Allocated expenses	(16,253)	12,036	4,217	—
Non-interest expense	495,158	57,784	17,363	570,305
Income before income tax expense	191,627	14,058	1,253	206,938
Income tax expense	58,006	5,581	507	64,094
Net income	$133,621	$8,477	$746	$142,844
Total loans and loans held for sale, net of unearned income	$14,305,663	$188,012	$—	$14,493,675
Total assets	19,220,085	256,888	27,095	19,504,068
Total deposits	16,173,831	4,917	—	16,178,748
Average assets	18,146,216	230,819	25,671	18,402,706

NOTE 23 – CONDENSED PARENT COMPANY ONLY FINANCIAL STATEMENTS
Condensed financial statements of the Parent are shown below. The Parent has no significant operating activities.
Condensed Balance Sheets

(Dollars in thousands)	December 31
	2017	2016
Assets
Cash in bank	$168,873	$436,792
Investments in subsidiaries	3,661,808	2,635,682
Other assets	49,207	40,423
	$3,879,888	$3,112,897
Liabilities and Shareholders’ Equity
Liabilities	$183,097	$173,203
Shareholders’ equity	3,696,791	2,939,694
	$3,879,888	$3,112,897

Condensed Statements of Income

	Year Ended December 31
(Dollars in thousands)	2017	2016	2015
Operating income
Reimbursement of management expenses	$76,177	$65,104	$59,255
Other income	146,796	829	(329)
Total operating income	222,973	65,933	58,926
Operating expenses
Interest expense	5,168	3,948	3,393
Salaries and employee benefits expense	55,013	45,623	41,689
Other expenses	32,965	19,566	17,492
Total operating expenses	93,146	69,137	62,574
Income (loss) before income tax benefit and increase in equity in undistributed earnings of subsidiaries	129,827	(3,204)	(3,648)
Income tax expense (benefit)	3,123	530	800
Income (loss) before equity in undistributed earnings of subsidiaries	126,704	(3,734)	(4,448)
Equity in undistributed earnings of subsidiaries	15,709	190,511	147,292
Net Income	142,413	186,777	142,844
Less: Preferred stock dividends	9,095	7,977	—
Net Income Available to Common Shareholders	$133,318	$178,800	$142,844

Condensed Statements of Cash Flows

(Dollars in thousands)	Year Ended December 31
	2017	2016	2015
Cash Flow from Operating Activities
Net income	$142,413	$186,777	$142,844
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	62	98	416
Net income of subsidiaries	(160,206)	(190,511)	(147,292)
Share-based compensation cost	16,436	14,523	13,906
Gain on sale of assets	—	—	(110)
Other operating activities, net	(4,256)	12,417	82,105
Net Cash Provided by (Used in) Operating Activities	(5,551)	23,304	91,869
Cash Flow from Investing Activities
Cash paid in excess of cash received for acquisitions	(809,159)	—	(5,054)
Proceeds from sale of premises and equipment	—	—	12
Purchases of premises and equipment	(105)	—	(2)
Return of capital from (Capital contributed to) subsidiary	144,500	(6,000)	5,000
Other investing activities, net	—	(749)	—
Net Cash (Used in) Investing Activities	(664,764)	(6,749)	(44)
Cash Flow from Financing Activities
Cash dividends paid on common stock	(72,772)	(56,793)	(52,318)
Cash dividends paid on preferred stock	(9,095)	(7,028)	—
Net share-based compensation stock transactions	(832)	6,899	1,915
Payments to repurchase common stock	—	(11,666)	—
Net proceeds from issuance of common stock	485,151	279,242	—
Net proceeds from issuance of preferred stock	—	55,285	76,812
Other financing activities, net	(56)	—	—
Net Cash Provided by (Used In) Financing Activities	402,396	265,939	26,409
Net Increase (Decrease) in Cash and Cash Equivalents	(267,919)	282,494	118,234
Cash and Cash Equivalents at Beginning of Period	436,792	154,298	36,064
Cash and Cash Equivalents at End of Period	$168,873	$436,792	$154,298

Corporate Information
Corporate Headquarters
IBERIABANK Corporation
200 West Congress Street
Lafayette, LA 70501
337.521.4012
Corporate Mailing Address
P.O. Box 52747
Lafayette, LA 70505-2747
Annual Meeting
IBERIABANK Corporation Annual Meeting of Shareholders will be held on Wednesday, May 9, 2018 at 4:00 p.m., local time, at the Windsor Court Hotel, located at 300 Gravier Street, New Orleans, Louisiana.
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
Daryl G. Byrd, President and CEO
337.521.4003

Jefferson G. Parker, Vice Chairman, Director of Capital Markets and Investor Relations
504.310.7314
Internet Addresses
www.iberiabank.com
www.iberiabankmortgage.com
www.lenderstitle.com
www.utla.com
www.iberiabankcreditcards.com
www.virtualbank.com

Stock Information

	MARKET PRICE			DIVIDENDS DECLARED
2017	HIGH	LOW	CLOSING
First Quarter	$86.40	$73.60	$79.10	$0.36
Second Quarter	$84.20	$74.40	$81.50	$0.36
Third Quarter	$83.30	$69.60	$82.15	$0.37
Fourth Quarter	$83.75	$68.55	$77.50	$0.37
	MARKET PRICE			DIVIDENDS DECLARED
2016	HIGH	LOW	CLOSING
First Quarter	$54.60	$42.20	$51.27	$0.34
Second Quarter	$63.73	$47.87	$59.73	$0.34
Third Quarter	$69.93	$56.28	$67.12	$0.36
Fourth Quarter	$91.10	$62.66	$83.75	$0.36

At January 31, 2018, IBERIABANK Corporation had approximately 2,605 shareholders of record.
Securities Listing
IBERIABANK Corporation’s common stock trades on the NASDAQ Global Select Market under the symbol “IBKC.” In local and national newspapers, the Company is listed under “IBERIABANK.” The Company's Series B Preferred Stock and Series C Preferred Stock trade on the NASDAQ Global Select marker under the symbols "IBKCP" and "IBKCO", respectively.
Dividend Restrictions
The majority of the Company’s revenue is from dividends declared and paid to the Company by its subsidiary, IBERIABANK, which is subject to laws and regulations that limit the amount of dividends and other distributions it can pay. In addition, the Company and IBERIABANK are required to maintain capital at or above regulatory minimums and IBERIABANK must remain “well-capitalized” under prompt corrective action regulations. The declaration and payment of dividends on the Company’s capital stock also is subject to contractual restrictions. While the Company has Series B preferred stock and Series C preferred stock outstanding, the Company may not declare and pay a dividend on its common stock unless dividends on all such outstanding preferred stock have been declared and paid in full or declared and a sum sufficient for the payment of those dividends has been set aside. See also Note 13- Long-Term Debt, Note 15- Shareholders Equity, Capital Ratios and Other Regulatory Matters, and Management’s Discussion and Analysis - Funding Sources - Long-term Debt.
Dividend Reinvestment Plan
IBERIABANK Corporation common shareholders may take advantage of our Dividend Reinvestment Plan. This program provides a convenient, economical way for common shareholders to increase their holdings of the Company’s common stock. The shareholder pays no brokerage commissions or service charges while participating in the plan.
Shareholders may enroll in IBERIABANK Corporation's common stock Dividend Reinvestment Plan through the Investor Center at www.computershare.com, or by completing an enrollment form. A summary of the plan and enrollment forms are available from Computershare by calling (800) 368-5948.