Form 10-K, Exhibit 13
period 2018-12-31
IBERIABANK CORP
filed 2019-02-22
CIK 933141

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

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis is intended to assist readers in understanding the consolidated financial condition and results of operations of the Company as of and for the period ended December 31, 2018. This discussion should be read in conjunction with the consolidated financial statements, accompanying footnotes and supplemental financial data included herein. Certain amounts in prior year presentations have been reclassified to conform to the current year presentation.
EXECUTIVE OVERVIEW
The Company is a $30.8 billion financial holding company with locations in Louisiana, Arkansas, Tennessee, Alabama, Texas, Florida, Georgia, South Carolina, North Carolina, Mississippi, Missouri, and New York offering commercial, private banking, consumer, small business, wealth and trust management, retail brokerage, mortgage, and title insurance services.
Highlights of the Company's performance for the year ended December 31, 2018 are discussed below and compared to the results for the year ended December 31, 2017. Refer to subsequent sections of Management's Discussion and Analysis for further detail. Results in 2018 were impacted by U.S. tax reform changes under the Tax Cuts and Jobs Act (the "Tax Act"), which was signed into law on December 22, 2017, and the acquisitions of Sabadell United on July 31, 2017 and Gibraltar on March 23, 2018.
2018 Summary Financial Results

•
Net income available to common shareholders for the year ended December 31, 2018 totaled $361.2 million, or $6.46 diluted EPS, compared to $133.3 million, or $2.59 diluted EPS, in 2017. Non-GAAP core EPS, which excludes merger-related costs and other items disclosed in Table 29 - Non-GAAP Measures, was $6.69 in 2018 compared to $4.47 in 2017.

•
Net interest income was $1.0 billion for 2018, a $204.4 million, or 25%, increase compared to 2017. The increase in net interest income was primarily volume-related due to the Sabadell United and Gibraltar acquisitions, and was also impacted by higher earning asset yields offset by higher funding costs, ultimately resulting in an 11 basis point increase to net interest margin on a tax-equivalent basis to 3.75% from 3.64%.

•
Non-interest income in 2018 decreased $49.6 million, or 25%, to $152.6 million, primarily driven by $49.9 million in losses on sales of available-for-sale securities and a decrease in mortgage income. This was partially offset by increases in certain of the Company's fee income businesses.

•
Non-interest expense increased $56.5 million, or 8%, to $722.9 million at December 31, 2018, largely due to acquisition-related increases in salaries and employee benefits expense, branch consolidation and closure expenses, amortization of intangibles, net occupancy and equipment expenses, and other merger and conversion-related expenses.

•
The Company recorded a provision for credit losses of $40.4 million for 2018, an $11.3 million, or 22%, decrease from the provision recorded in 2017, primarily driven by an improvement in asset quality in 2018.

•
Income tax expense decreased $118.2 million, or 79%, to $32.3 million in 2018. Income tax expense was impacted by a $65.3 million non-core, permanent net tax benefit recorded in the fourth quarter of 2018 as a result of deductions claimed on the Company's 2017 income tax returns, partially offset by the repricing of its current and deferred income tax position associated with the Tax Act. The reduction in income tax expense in 2018 was also impacted by $51.0 million in income tax expense recorded in the prior year related to the net impact of the remeasurement of deferred taxes as a result of the Tax Act.

•	Total loans increased $2.4 billion, or 12%, in 2018, driven by $1.4 billion of loans acquired from Gibraltar and organic growth.

•	Total deposits increased $2.3 billion, or 11%, in 2018, driven by $1.1 billion of deposits acquired from Gibraltar, organic growth, and brokered deposit issuances.

•
Asset quality and credit metrics improved as non-performing loans and leases to total loans and leases decreased to 0.62% at December 31, 2018, from 0.76% at December 31, 2017. Classified assets to total assets were 0.98% at the end of 2018 compared to 1.54% one year ago.

•
Shareholders' equity increased $359.5 million, or 10%, from year-end 2017, primarily from undistributed income to common shareholders of $282.9 million, as well as the Company's issuance of 2.8 million shares of common stock in March 2018 as part of consideration for the Gibraltar acquisition. This increase was partially offset by the repurchase of 1,972,500 common shares, at a weighted average price of $75.46 per common share.

TABLE 1—KEY RATIOS

	Years Ended December 31,
	2018	2017	2016
Earnings Per Common Share	$6.46	$2.59	$4.30
Core Earnings Per Common Share (Non-GAAP)	$6.69	$4.47	$4.43
Return on Average Assets	1.25%	0.58%	0.92%
Core Return on Average Assets (Non-GAAP)	1.30%	0.98%	0.95%
Return on Average Common Equity	9.63%	3.95%	7.08%
Core Return on Average Common Equity (Non-GAAP)	9.97%	6.82%	7.29%
Efficiency Ratio	62.0%	65.9%	64.3%
Core Efficiency Ratio (Non-GAAP)	55.9%	59.6%	62.0%
Net Interest Margin (TE)	3.75%	3.64%	3.56%

Significant Transactions
2018 Acquisition
Acquisition of Gibraltar Private Bank & Trust Company ("Gibraltar")
On March 23, 2018, the Company acquired Gibraltar for total consideration of $214.7 million. The acquisition added $1.4 billion in loans and $1.1 billion in deposits, after fair value adjustments. Gibraltar operated eight offices in total, with seven located in the Florida metropolitan statistical areas of Miami, Key West, and Naples and one in New York City. The Company incurred acquisition and conversion (collectively, "merger-related") expenses of $30.3 million during 2018 related to the acquisition of Gibraltar. The valuation of the Gibraltar acquisition was final as of December 31, 2018.
2017 Acquisition
Acquisition and Final Fair Value Estimates of Sabadell United Bank, N.A. ("Sabadell United")
On July 31, 2017, the Company acquired Sabadell United from Banco de Sabadell, S.A. for total consideration of $1.0 billion. The acquisition added $4.0 billion in loans and $4.4 billion in deposits after fair value adjustments. The acquisition expanded the Company's presence in Southeast Florida adding twenty-five offices serving the Miami metropolitan area and three offices in Naples, Sarasota and Tampa. The Company incurred merger-related expenses of $0.9 and $41.0 million during 2018 and 2017, respectively, related to the acquisition of Sabadell United. The valuation of the Sabadell United acquisition was final as of June 30, 2018.

Detailed information regarding the 2018 and 2017 acquisitions is provided in Note 3, Acquisition Activity, to the consolidated financial statements.The following table is a summary of the Company's acquisition activity during the years indicated:
TABLE 2—SUMMARY OF ACQUISITION ACTIVITY FROM 2014 TO 2018

(Dollars in millions)	Acquisition Date	Total Tangible Assets Acquired	Total Loans and Loans Held for Sale Acquired	Total Deposits Acquired	Goodwill	Other Intangible Assets
Acquisition
Trust One Bank - Memphis Operations	2014	$180.2	$86.5	$191.3	$8.6	$2.6
Teche Holding Company	2014	854.4	700.5	639.6	80.4	7.4
First Private Holdings, Inc.	2014	350.9	299.3	312.3	26.3	0.5
Florida Bank Group, Inc.	2015	535.9	307.5	392.2	17.4	4.5
Old Florida Bancshares, Inc.	2015	1,540.0	1,068.9	1,389.8	100.8	6.8
Georgia Commerce Bancshares, Inc.	2015	1,022.3	793.4	908.0	86.7	6.7
Sabadell United Bank, N.A.	2017	5,451.0	4,030.8	4,382.8	441.0	66.6
SolomonParks Title & Escrow, LLC	2018	—	—	—	3.4	0.2
Gibraltar Private Bank & Trust Co.	2018	1,608.7	1,447.5	1,064.8	64.3	18.5
Total Acquisitions, 2014-2018		$11,543.4	$8,734.4	$9,280.8	$828.9	$113.8

Enactment of U.S. Tax Reform
On December 22, 2017, the Tax Cuts and Jobs Act (the" Tax Act") was signed into law. Under ASC 740, the effects of changes in tax rates and laws are recognized in the period in which the new legislation is enacted. In the case of US federal income taxes, the enactment date is the date the bill becomes law (i.e, upon presidential signature). Among other provisions, the most significant to the Company is the reduction of the corporate income tax rate from 35% to 21%. With respect to the legislation, the Company recognized a provisional one-time increase in tax expense of $51.0 million as of December 31, 2017 due to a remeasurement of deferred tax assets and liabilities resulting from the decrease in the corporate income tax rate. During the year ended December 31, 2018 the Company recognized a total adjustment of $6.6 million in income tax expense due to write down of deferred tax assets associated with the finalization of the accounting for the Sabadell United acquisition and the related impact of the Tax Act on those adjustments. This adjustment increased the year-to-date effective tax rate by 1.6% from 6.4% to 8.0%. Consistent with the guidance provided under ASC 740, the Company recorded impacts from enactment of the Tax Act in the fourth quarter of 2017 subject to Staff Accounting Bulletin 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act ("SAB 118"). SAB 118 provided a measurement period not to extend beyond one year of the enactment date to adjust the accounting for certain elements of the tax reform. The Company filed its 2017 federal and state tax returns in the fourth quarter of 2018, after which it was able to finalize deferred tax balances subject to the remeasurement under the Tax Act. The accounting for the tax effects of the Tax Act was complete as of December 22, 2018.
Additionally, a $65.3 million non-core, permanent net tax benefit was recorded in the fourth quarter of 2018. This benefit was a result of deductions claimed on the Company's 2017 income tax returns from the repricing of its current and deferred income tax position associated with the Tax Act.

Capital Transactions
On March 23, 2018, the Company completed the acquisition of Gibraltar. Under the terms of the Agreement and Plan of Merger, Gibraltar common shareholders received 1.9749 shares of IBERIABANK Corporation common stock for each outstanding share of Gibraltar common stock. Based on the Company's closing common stock price of $77.00 per share on the acquisition date, the aggregate value of the acquisition consideration paid at the time of closing was approximately $214.7 million.

On May 9, 2018, the Company completed its then current stock repurchase program, which commenced in May 2016, under which the Company repurchased a total of 537,506 shares at an average price per share of $68.94. On May 10, 2018, the Board of Directors of the Company authorized the repurchase of up to 1,137,500 shares of the Company's outstanding common stock, which was subsequently completed on November 5, 2018. During that time, the Company repurchased 1,137,500 shares of its common stock at a weighted average price of $77.54 per share. On November 5, 2018, the Board of Directors authorized a new repurchase plan of up to 2,765,000 shares of the Company's common stock. This repurchase authorization equated to approximately 5% of total common shares outstanding. Stock repurchases under this program will be made from time to time on the open market or in privately negotiated transactions at the discretion of the management of the Company. The timing of these repurchases will depend on market conditions and other requirements. The Company currently anticipates the share repurchase program will extend over a two-year time frame, or earlier if the shares have been repurchased. At December 31, 2018, there were approximately 2,265,000 remaining shares that may be repurchased under the current Board-approved plan.

During the fourth quarter of 2018, the Company repurchased 1,209,290 common shares, at a weighted average price of $72.61 per common share, of which 709,290 were repurchased under the completed Board-authorized plan and 500,000 were repurchased under the current Board-authorized plan.

FINANCIAL OVERVIEW
Selected consolidated financial and other data for the past five years is shown in the following tables.
TABLE 3—SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA(1,2)

	Years Ended December 31,					2018 vs. 2017
(Dollars in thousands, except per share data)	2018	2017	2016	2015	2014	$ Change	% Change
Income Statement Data
Interest and dividend income	$1,221,629	$913,783	$716,939	$646,858	$504,815	307,846	34
Interest expense	208,381	104,937	67,701	59,100	44,704	103,444	99
Net interest income	1,013,248	808,846	649,238	587,758	460,111	204,402	25
Provision for credit losses	40,385	51,708	41,521	33,252	19,714	(11,323)	(22)
Net interest income after provision for credit losses	972,863	757,138	607,717	554,506	440,397	215,725	28
Non-interest income	152,562	202,147	227,717	220,393	173,628	(49,585)	(25)
Non-interest expense	722,898	666,406	563,464	567,961	472,960	56,492	8
Income before income tax expense	402,527	292,879	271,970	206,938	141,065	109,648	37
Income tax expense	32,278	150,466	85,193	64,094	35,683	(118,188)	(79)
Net income	370,249	142,413	186,777	142,844	105,382	227,836	160
Less: Preferred stock dividends	9,095	9,095	7,977	—	—	—	—
Net Income Available to Common Shareholders	$361,154	$133,318	$178,800	$142,844	$105,382	227,836	171
Earnings per common share – basic	$6.50	$2.61	$4.32	$3.69	$3.31	3.89	149
Earnings per common share – diluted	6.46	2.59	4.30	3.68	3.30	3.87	149
Cash dividends per common share	1.56	1.46	1.40	1.36	1.36	0.10	7

(Dollars in thousands, except per share data)	As of December 31,					2018 vs. 2017
	2018	2017	2016	2015	2014	$ Change	% Change
Balance Sheet Data
Total assets	$30,833,015	$27,904,129	$21,659,190	$19,504,068	$15,757,904	2,928,886	10
Cash and cash equivalents	690,453	625,724	1,362,126	510,267	548,095	64,729	10
Investment securities	4,991,025	4,817,380	3,535,313	2,899,214	2,275,813	173,645	4
Loans and leases, net of unearned income	22,519,815	20,078,181	15,064,971	14,327,428	11,441,044	2,441,634	12
Goodwill and other intangible assets, net	1,324,269	1,277,464	759,823	765,655	548,130	46,805	4
Deposits	23,763,431	21,466,717	17,408,283	16,178,748	12,520,525	2,296,714	11
Borrowings	2,649,033	2,487,132	1,138,089	667,064	1,248,996	161,901	7
Shareholders’ equity	4,056,277	3,696,791	2,939,694	2,498,835	1,852,148	359,486	10
Book value per common share (3)	71.61	66.17	62.68	58.87	55.37	5.44	8
Tangible book value per common share (Non-GAAP)(3) (5)	47.61	42.56	45.80	40.35	39.08	5.05	12

	As of and For the Years Ended December 31,
	2018	2017	2016	2015	2014
Key Ratios (4)
Return on average assets	1.25%	0.58%	0.92%	0.78%	0.72%
Return on average common equity	9.63	3.95	7.08	6.41	6.17
Return on average tangible common equity (Non-GAAP) (5)	15.48	5.85	10.44	9.65	9.04
Equity to assets at end of period	13.16	13.25	13.57	12.81	11.75
Earning assets to interest-bearing liabilities at end of period	142.24	144.20	146.60	142.28	135.15
Interest rate spread (6)	3.40	3.42	3.40	3.45	3.40
Net interest margin (TE) (6) (7)	3.75	3.64	3.56	3.58	3.51
Non-interest expense to average assets	2.44	2.72	2.77	3.09	3.23
Efficiency ratio (8)	62.01	65.92	64.25	70.57	74.73
Tangible efficiency ratio (TE) (Non-GAAP) (5) (7) (8)	59.77	63.85	62.43	68.39	72.40
Common stock dividend payout ratio	24.18	57.47	32.94	38.46	42.05
Asset Quality Data
Non-performing assets to total assets at end of period (9)	0.55%	0.64%	1.16%	0.47%	0.58%
Allowance for credit losses to non-performing loans at end of period (9)	111.55	101.19	67.84	266.35	371.79
Allowance for credit losses to total loans at end of period	0.69	0.77	1.04	1.06	1.24
Consolidated Capital Ratios
Tier 1 leverage capital ratio	9.63%	9.35%	10.86%	9.52%	9.35%
Common Equity Tier 1 (CET1)	10.72	10.57	11.84	10.10	N/A
Tier 1 risk-based capital ratio	11.25	11.16	12.59	10.73	11.17
Total risk-based capital ratio	12.33	12.37	14.13	12.17	12.30

(1)	Certain balances and amounts have been restated for the effect of the adoption of ASU No. 2014-01 on January 1, 2015.

(2)
2018 data is impacted by the Company's acquisition of Gibraltar on March 23, 2018 and SolomonParks on January 12, 2018. 2017 data is impacted by the Company's acquisition of Sabadell United on July 31, 2017. 2015 data is impacted by the Company’s acquisitions of Florida Bank Group on February 28, 2015, Old Florida on March 31, 2015, and Georgia Commerce on May 31, 2015. 2014 data is impacted by the Company’s acquisitions of certain assets and liabilities of Trust One - Memphis on January 17, 2014, Teche on May 31, 2014, and First Private on June 30, 2014.

(3)	Shares used for book value purposes are net of shares held in treasury at the end of 2014.

(4)	With the exception of end-of-period ratios, all ratios are based on average daily balances during the respective periods.

(5)	Tangible calculations eliminate the effect of goodwill and acquisition-related intangible assets and the corresponding amortization expense on a tax-effected basis where applicable.

(6)
Interest rate spread represents the difference between the weighted average yield on earning assets and the weighted average cost of interest-bearing liabilities. Net interest margin represents net interest income as a percentage of average earning assets.

(7)
Fully taxable equivalent ("TE") calculations include the tax benefit associated with related income sources that are tax-exempt using a rate of 21% for 2018 and a rate of 35% for prior years, which approximates the marginal tax rate.

(8)	The efficiency ratio represents non-interest expense as a percentage of total revenues. Total revenues are the sum of net interest income and non-interest income.

(9)	Non-performing loans consist of non-accruing loans and loans 90 days or more past due. Non-performing assets consist of non-performing loans and other real estate owned, including repossessed assets.

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

Accounting for Acquired Impaired Loans

The Company accounts for its acquisitions using the acquisition method of accounting. Accordingly, all acquired loans are recorded at fair value on the acquisition date. No ACL related to the acquired loans is recorded on the acquisition date, as the fair value of the loans acquired incorporates assumptions regarding credit risk. The fair value measurements include estimates related to market interest rates and projections of future cash flows that incorporate expectations of prepayments and the amount and timing of principal, interest and other cash flows, as well as any shortfalls thereof.

At the time of acquisition, all acquired loans are evaluated for impairment. Acquired loans, including all covered loans, for which at the time of acquisition the loan reflects credit deterioration since origination to the extent that it is probable that the Company will be unable to collect all the contractually required payments are classified as purchased impaired loans (“acquired impaired loans”). All other acquired loans are classified as purchased non-impaired loans (“acquired non-impaired loans”).

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

Allowance for Acquired Impaired Loans

Over the life of the acquired impaired loans, the Company continues to estimate the amount and timing of cash flows expected to be collected on either individual loans or on pools of loans sharing common risk characteristics. These expected cash flow estimates are updated for new information on a quarterly basis. Once cash flow estimates are updated, the Company evaluates whether the present value of these cash flows, as determined using effective interest rates, have changed. If the expected cash flows have decreased, the Company recognizes a provision for credit losses in its consolidated statement of comprehensive income. If the cash flows expected to be collected have increased, the Company adjusts the amount of accretable yield recognized on a prospective basis over the respective loan’s or pool’s remaining life.

Valuation of Goodwill, Intangible Assets and Other Purchase Accounting Adjustments

As previously mentioned, the Company accounts for acquisitions using the acquisition method of accounting. Under this method, the Company records the assets acquired, including identified intangible assets, and liabilities assumed, at their respective fair values, which in many instances involves estimates based on third party valuations, such as appraisals, or internal valuations based on discounted cash flow analyses or other valuation techniques. The determination of the useful lives as well as the appropriate amortization method of intangible assets is subjective. Any excess of consideration paid in the acquisition over the fair value of the identifiable net assets acquired is recorded as goodwill.

As discussed in Note 1, Summary of Significant Accounting Policies, to the consolidated financial statements, goodwill is not amortized, but is assessed for potential impairment at the reporting unit level on an annual basis, as of October 1st, or whenever events or changes in circumstances indicate that it is more likely than not the fair value of a reporting unit is less than its respective carrying amount. As part of its testing, the Company may elect to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the results of the qualitative assessment indicate that more likely than not a reporting unit’s fair value is less than its carrying amount, the Company determines the fair value of the respective reporting unit (through the application of various quantitative valuation methodologies) relative to its carrying amount to determine whether quantitative indicators of potential impairment are present (i.e., Step 1). The Company may also elect to bypass the qualitative assessment and begin with Step 1.

Effective September 30, 2018, the Company elected to early adopt FASB ASU No. 2017-04, Intangibles-Goodwill and Other (ASC 350): Simplifying the Test for Goodwill Impairment, which simplifies how an entity is required to test goodwill for impairment by eliminating Step 2 from the goodwill impairment test. Therefore, if the results of Step 1 indicate that the fair value of the reporting unit is below its carrying amount (including goodwill), the Company will recognize a goodwill impairment loss for the excess of the reporting unit’s carrying amount over its fair value, limited to the total amount of goodwill allocated to that reporting unit.

As a result of the annual goodwill evaluation, the Company concluded goodwill was not impaired as of October 1, 2018. Further, no events or changes in circumstances between October 1, 2018 and December 31, 2018 indicated that it was more likely than not the fair value of any reporting unit had been reduced below its carrying value.

Based on the testing performed in 2018 and 2017, management concluded that for the IBERIABANK, Mortgage, and LTC reporting units, goodwill was not impaired at any time during those periods.

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

For additional information on goodwill and intangible assets, see Note 1, Summary of Significant Accounting Policies, and Note 9, Goodwill and Other Acquired Intangible Assets, to the consolidated financial statements. For additional information on the Company’s adoption of ASU No. 2017-04, Intangibles-Goodwill and Other (ASC 350): Simplifying the Test for Goodwill Impairment, see Note 2, Recent Accounting Pronouncements, to the consolidated financial statements.

Income Taxes

In the ordinary course of business, we conduct transactions in various taxing jurisdictions (Federal, state, and local) that are subject to complex income tax laws and regulations, which may differ by jurisdiction. The Company is often required to exercise significant judgment regarding the interpretation of these tax laws and regulations, in which the Company’s anticipated and actual liability could significantly vary based upon the taxing authority’s interpretation. Adjustments to current, accrued, or deferred taxes may occur due to modifications in tax rates, newly enacted laws, resolution of items with taxing authorities, alterations to interpretative statutory, judicial, and regulatory guidance that affect the Company’s tax positions, methods or elections changes, or other facts and circumstances.

RESULTS OF OPERATIONS
The Company reported net income available to common shareholders of $361.2 million, $133.3 million, and $178.8 million for the years ended December 31, 2018, 2017, and 2016, respectively. EPS on a diluted basis was $6.46 for 2018, $2.59 for 2017, and $4.30 for 2016.
The following discussion provides additional information on the Company’s operating results for the years ended December 31, 2018, 2017, and 2016, segregated by major income statement captions.
Net Interest Income/Net Interest margin
Net interest income is the difference between interest realized on earning assets and interest paid on interest-bearing liabilities and is also the largest driver of earnings. As such, it is subject to constant scrutiny by management. The rate of return and relative risk associated with earning assets are weighed to determine the appropriateness and mix of earning assets. Additionally, the need for lower cost funding sources is weighed against relationships with clients and future growth opportunities. The Company’s net interest spread, which is the difference between the yields earned on average earning assets and the rates paid on average interest-bearing liabilities, was 3.40%, 3.42%, and 3.40%, during the years ended December 31, 2018, 2017, and 2016, respectively. The Company’s net interest margin on a taxable equivalent basis, which is net interest income (TE) as a percentage of average earning assets, was 3.75%, 3.64%, and 3.56%, respectively, for the same periods.

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
TABLE 4—AVERAGE BALANCES, NET INTEREST INCOME AND INTEREST YIELDS / RATES

	2018			2017			2016
(Dollars in thousands)	Average Balance	Interest Income/ Expense (2)	Yield/ Rate (TE)(3)	Average Balance	Interest Income/ Expense(2)	Yield/ Rate (TE)(3)	Average Balance	Interest Income/ Expense (2)	Yield/ Rate (TE)(3)
Earning Assets:
Loans(1):
Commercial loans and leases	$14,633,814	$731,385	5.02%	$12,252,823	$556,883	4.59%	$10,529,830	$459,352	4.42%
Residential mortgage loans	3,946,390	183,690	4.65%	2,032,710	90,845	4.47%	1,236,640	54,966	4.44%
Consumer and other loans	3,061,891	171,587	5.60%	2,884,239	155,219	5.38%	2,894,584	148,718	5.14%
Total loans and leases	21,642,095	1,086,662	5.04%	17,169,772	802,947	4.71%	14,661,054	663,036	4.56%
Mortgage loans held for sale	83,087	3,748	4.51%	144,658	4,679	3.23%	204,669	6,564	3.21%
Investment securities(4)	4,900,457	117,771	2.46%	4,347,581	96,194	2.31%	2,927,588	59,154	2.14%
FDIC loss share receivable	—	—	—%	7,646	—	—%	29,396	(16,023)	(54.51)%
Other earning assets	573,949	13,448	2.34%	813,032	9,963	1.23%	654,357	4,208	0.64%
Total earning assets	27,199,588	1,221,629	4.51%	22,482,689	913,783	4.11%	18,477,064	716,939	3.93%
Allowance for loan and lease losses	(141,880)			(144,426)			(147,520)
Non-earning assets	2,520,318			2,142,393			1,991,690
Total assets	$29,578,026			$24,480,656			$20,321,234
Interest-bearing liabilities
Deposits:
NOW accounts	$4,341,041	$33,962	0.78%	$3,390,268	$16,385	0.48%	$2,922,587	$8,816	0.30%
Savings and money market accounts	9,056,182	82,151	0.91%	7,912,990	42,353	0.54%	6,578,622	24,725	0.38%
Time deposits	2,920,817	44,839	1.54%	2,228,029	21,095	0.95%	2,141,399	18,040	0.84%
Total interest-bearing deposits(5)	16,318,040	160,952	0.99%	13,531,287	79,833	0.59%	11,642,608	51,581	0.44%
Short-term borrowings	1,052,088	14,682	1.40%	905,755	7,557	0.83%	614,073	2,452	0.40%
Long-term debt	1,392,148	32,747	2.35%	854,425	17,547	2.05%	616,309	13,668	2.22%
Total interest-bearing liabilities	18,762,276	208,381	1.11%	15,291,467	104,937	0.69%	12,872,990	67,701	0.53%
Non-interest-bearing demand deposits	6,602,434			5,440,477			4,582,533
Non-interest-bearing liabilities	330,588			240,362			228,117
Total liabilities	25,695,298			20,972,306			17,683,640
Shareholders’ equity	3,882,728			3,508,350			2,637,594
Total liabilities and shareholders’ equity	$29,578,026			$24,480,656			$20,321,234
Net earning assets	$8,437,312			$7,191,222			$5,604,074
Net interest income/ Net interest spread		$1,013,248	3.40%		$808,846	3.42%		$649,238	3.40%
Net interest income (TE) / Net interest margin (TE) (3)		$1,019,008	3.75%		$819,154	3.64%		$658,471	3.56%

(1)
Total loans include non-accrual loans for all periods presented. Interest income in Table 4 above excludes approximately $9.3 million, $9.5 million, and $11.9 million, in interest income that would have been recorded in 2018, 2017, and 2016, respectively, if non-accrual loans (excluding acquired impaired loans) had been current in accordance with their contractual terms.

(2)	Interest income includes loan fees of $3.5 million, $3.0 million, and $2.9 million for the years ended December 31, 2018, 2017, and 2016, respectively.

(3)	Taxable equivalent yields are calculated using a rate of 21% for 2018 and a rate of 35% for prior years, which approximates the marginal tax rate.

(4)	Balances exclude unrealized gain or loss on securities available for sale and the impact of trade date accounting.

(5)	Total deposit costs for the years ended December 31, 2018, 2017, and 2016 were 0.70%, 0.42%, and 0.32%, respectively.
2018 vs. 2017
Net interest income increased $204.4 million, or 25%, to $1.0 billion in 2018 when compared to 2017. Net interest margin on a tax-equivalent basis increased 11 basis points to 3.75% from 3.64% when comparing the periods.

Interest income increased $307.8 million in 2018 when compared to 2017. The primarily volume-driven increase in interest income is a result of a $4.7 billion, or 21%, increase in average earning assets, primarily due to acquisitions. Average loans increased $4.5 billion, or 26%, and average investment securities increased $0.6 billion, or 13% when compared to 2017. The yield on average earning assets was 40 basis points higher at 4.51% compared to 4.11% in the prior year.
Interest expense increased $103.4 million in 2018 primarily due to an $81.1 million increase in interest expense on average interest-bearing deposits. A 40 basis point increase in the rate paid during 2018 and growth of $2.8 billion in the average balance of interest-bearing deposits, primarily related to the recent acquisitions, drove the increase in interest expense. In addition, interest expense on the Company’s borrowings increased $22.3 million in 2018 as a result of an increase in average short-term borrowings of $146.3 million and an increase in average long-term debt of $537.7 million. The cost of average interest-bearing liabilities rose 42 basis points to 111 basis points compared to 69 basis points in the prior year.
The increase in both earning asset yields and funding costs were impacted by five FOMC interest rate increases of 25 basis points each from December 2017 through December 2018.
2017 vs. 2016
Net interest income increased $159.6 million, or 25%, to $0.8 billion in 2017 when compared to 2016. Net interest margin on a tax-equivalent basis increased 8 basis points to 3.64% from 3.56% when comparing the periods.
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
Interest expense on average interest-bearing liabilities increased $37.2 million in 2017 primarily due to a $28.3 million increase in interest expense on average interest-bearing deposits. Growth of $1.9 billion in the average balance of interest-bearing deposits, primarily related to the Sabadell United acquisition, and a 15 basis point increase in the rate paid during 2017 drove the decrease in interest expense on average interest-bearing deposits. In addition, interest expense on the Company’s borrowings increased $9.0 million in 2017 as a result of an increase in average short-term borrowings of $291.7 million and an increase in average long-term debt of $238.1 million. The cost of average interest-bearing liabilities rose 16 basis points to 69 basis points compared to 53 basis points in the prior year.

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
TABLE 5—SUMMARY OF CHANGES IN NET INTEREST INCOME

	2018 Compared to 2017			2017 Compared to 2016
	Change Attributable To			Change Attributable To
(Dollars in thousands)	Volume	Rate	Net Increase (Decrease)	Volume	Rate	Net Increase (Decrease)
Earning assets:
Loans:
Commercial loans and leases	$110,526	$63,976	$174,502	$78,841	$18,690	$97,531
Residential mortgage loans	88,925	3,920	92,845	35,576	303	35,879
Consumer and other loans	10,280	6,088	16,368	(137)	6,638	6,501
Loans held for sale	(2,399)	1,468	(931)	(1,941)	56	(1,885)
Investment securities	12,844	8,733	21,577	30,824	6,216	37,040
FDIC loss share receivable	—	—	—	6,814	9,209	16,023
Other earning assets	(3,019)	6,504	3,485	1,277	4,478	5,755
Net change in income on earning assets	217,157	90,689	307,846	151,254	45,590	196,844
Interest-bearing liabilities:
Deposits:
NOW accounts	5,482	12,095	17,577	1,589	5,980	7,569
Savings and money market accounts	7,540	32,258	39,798	6,174	11,454	17,628
Time deposits	7,919	15,825	23,744	752	2,303	3,055
Borrowings	14,152	8,173	22,325	6,688	2,296	8,984
Net change in expense on interest-bearing liabilities	35,093	68,351	103,444	15,203	22,033	37,236
Change in net interest spread	$182,064	$22,338	$204,402	$136,051	$23,557	$159,608

Provision for Credit Losses
The provision for credit losses represents the expense necessary to maintain the ACL at a level that in management's judgment is appropriate to absorb probable losses inherent in the portfolio at the balance sheet date.
2018 vs. 2017
The Company recorded a provision for credit losses of $40.4 million for the year ended December 31, 2018, an $11.3 million, or 22% decrease from the provision recorded for the same period of 2017. The decrease in the Company’s provision for credit losses in 2018 was largely due to an improvement in asset quality, as both non-performing loans and classified loans as a percentage of total loans declined when compared to 2017. In addition, net charge-offs were lower than in 2017. The Company's provision in 2018 was also limited by asset resolutions and cash flow events on acquired loans that reduced the required ALLL for that portfolio. The Company's provision for credit losses covered 124% of net charge-offs in 2018 compared to 93% coverage in 2017.
2017 vs. 2016
The Company's provision for credit losses of $51.7 million for the year ended December 31, 2017 was $10.2 million higher than the provision recorded for the same period of 2016. This increase was largely the result of an elevated level of charge-offs, primarily from energy-related credits, as well as legacy loan growth, but was favorably impacted by lower reserves on impaired loans. Net charge-offs were $22.1 million higher in 2017 than 2016.

Refer to the "Asset Quality" section of MD&A and Note 6, Allowance for Credit Losses, to the consolidated financial statements for additional information.
Non-interest Income
The Company’s operating results for the year ended December 31, 2018 included non-interest income of $152.6 million compared to $202.1 million and $227.7 million for the years ended December 31, 2017 and 2016, respectively. The decrease in non-interest income in 2018 was primarily driven by losses on sales of available for sale securities. Non-interest income as a percentage of total gross revenue (defined as total interest and non-interest income) was 11% in 2018, 18% in 2017, and 24% in 2016.
The following table illustrates the primary components of non-interest income.
TABLE 6—NON-INTEREST INCOME

				2018 vs. 2017		2017 vs. 2016
(Dollars in thousands)	2018	2017	2016	$ Change	% Change	$ Change	% Change
Mortgage income	$46,424	$63,570	$83,853	(17,146)	(27)	(20,283)	(24)
Service charges on deposit accounts	52,803	47,678	44,135	5,125	11	3,543	8
Title revenue	24,149	21,972	22,213	2,177	10	(241)	(1)
Broker commissions	9,195	9,161	14,391	34	—	(5,230)	(36)
ATM/debit card fee income	10,295	10,199	10,008	96	1	191	2
Credit card and merchant-related income	12,540	10,904	11,245	1,636	15	(341)	(3)
Trust department income	15,981	9,705	7,174	6,276	65	2,531	35
(Loss) gain on sale of available for sale securities	(49,900)	(148)	2,001	(49,752)	(33,616)	(2,149)	(107)
Other non-interest income	31,075	29,106	32,697	1,969	7	(3,591)	(11)
	$152,562	$202,147	$227,717	(49,585)	(25)	(25,570)	(11)
2018 vs. 2017
Non-interest income decreased $49.6 million in 2018 when compared to 2017. This decrease was primarily driven by $49.9 million in losses on sales of available for sale securities. The losses were primarily the result of the Company's restructuring of its investment portfolio during the fourth quarter of 2018. The Company sold $1.0 billion of its securities at a loss and subsequently purchased an additional $1.2 billion in higher yielding securities.
Non-interest income in 2018 was also impacted by a $17.1 million decrease in mortgage income. The majority of the decline in mortgage income was volume-related, including a $374.5 million decrease in mortgage loan originations and a $378.3 million decrease in sales volume. The volume-related decreases were partially due to reduced activity driven by the higher interest rate environment. The Company's focus on originating mortgage loans has partially shifted with a mix of new products retained on the balance sheet versus sold in the secondary market in 2017 and 2018.
The decreases in 2018 when compared to 2017 were partially offset by increases in trust department income, service charges on deposit accounts, and title revenue, which were primarily driven by recent acquisitions.
2017 vs. 2016
Non-interest income decreased $25.6 million in 2017 when compared to 2016. This decrease was primarily driven by a $20.3 million decrease in mortgage income. The majority of the decline in mortgage income was volume-related, including a $615.7 million decrease in mortgage loan originations and a $603.9 million decrease in sales volume, while reduced margins in the secondary market contributed to a smaller portion of the decline. The volume-related decreases were due to the loss of mortgage production offices throughout the mortgage footprint, coupled with reduced activity due to higher interest rates. Locked pipeline volume also decreased $53 million compared to 2016.
Non-interest income in 2017 was also impacted by a $5.2 million decrease in broker commissions, the result of lower investment banking income and trading and research income. Trading and research income declined due to ICP's trading and research desk closing in 2017. Other non-interest income decreased by $3.6 million primarily due to a $4.1 million decrease in customer swap commission income.

The decreases in 2017 when compared to 2016 were partially offset by increases in service charges on deposit accounts and trust department income.
Non-interest Expense
The Company’s results for 2018 included non-interest expense of $722.9 million, an increase of $56.5 million when compared to 2017. The increases in expenses when compared to 2017 are primarily driven by recent acquisitions. For the year, the Company’s efficiency ratio was 62.0%, compared to 65.9% in 2017.
The following table illustrates the primary components of non-interest expense.
TABLE 7—NON-INTEREST EXPENSE

				2018 vs. 2017		2017 vs. 2016
(Dollars in thousands)	2018	2017	2016	$ Change	% Change	$ Change	% Change
Salaries and employee benefits	$414,741	$379,527	$331,686	35,214	9	47,841	14
Net occupancy and equipment	77,246	70,663	65,797	6,583	9	4,866	7
Communication and delivery	15,951	14,252	12,383	1,699	12	1,869	15
Marketing and business development	18,371	13,999	12,332	4,372	31	1,667	14
Computer services expense	39,680	36,790	25,091	2,890	8	11,699	47
Professional services	28,698	48,545	19,153	(19,847)	(41)	29,392	153
Credit and other loan-related expense	19,088	18,411	13,840	677	4	4,571	33
Insurance	25,274	21,815	17,270	3,459	16	4,545	26
(Gain) loss on early termination of FDIC loss share agreements	(2,708)	—	17,798	(2,708)	(100)	(17,798)	(100)
Travel and entertainment	10,035	11,287	8,481	(1,252)	(11)	2,806	33
Amortization of acquisition intangibles	21,678	12,590	8,415	9,088	72	4,175	50
Impairment of long-lived assets and other losses	27,780	12,246	6,111	15,534	127	6,135	100
Other non-interest expense	27,064	26,281	25,107	783	3	1,174	5
	$722,898	$666,406	$563,464	56,492	8	102,942	18
2018 vs. 2017
Salaries and employee benefits increased $35.2 million in 2018 when compared to 2017, primarily related to associates brought over from the recent acquisitions, which increased compensation and related benefits expenses. In addition, merit raises, off cycle pay increases, severance and retention expenses, incentive expense, and restricted stock grants contributed to the increase in salaries and employee benefits between the periods.
Impairment of long-lived assets and other losses increased $15.5 million from 2017, primarily due to branch consolidations and closures in 2018. Amortization of acquisition intangibles as well as net occupancy and equipment expenses also increased from 2017 due to recent acquisition activity.
The increases in non-interest expense in 2018 when compared to 2017 were partially offset by a decrease of $19.8 million in professional services. This decrease was driven by $15.9 million of merger-related legal and professional expenses as a result of the Sabadell United acquisition and the $11.7 million settlement of the HUD legal matter in 2017, offset by a $4.1 million increase in consulting services primarily from tax-related consulting during 2018.
2017 vs. 2016
Salaries and employee benefits increased $47.8 million in 2017 when compared to 2016. This increase was driven by a $14.0 million increase in compensation expense related to acquired associates from Sabadell United, a $9.8 million increase in fringe benefits including an increase in the Company's 401(k) match, increases in legacy headcount, merit raises, off-cycle increases and restricted stock grants. The Company had 3,552 full-time equivalent employees at the end of 2017, an increase of 452, or 15%, from 2016. Professional services increased $29.4 million from 2016, primarily due to the Sabadell United acquisition, as well as the HUD legal matter, which was settled on December 11, 2017, in the amount of $11.7 million.

Computer services expense increased by $11.7 million when compared to 2016, due to acquisition-related computer service expenses as well as the implementation of new software, including more cloud-based applications.
The increases in 2017 when compared to 2016 were offset by the $17.8 million loss incurred in December of 2016 to terminate loss share agreements with the FDIC ahead of their contractual maturities.
Income Taxes
For the years ended December 31, 2018, 2017, and 2016, the Company recorded income tax expense of $32.3 million, $150.5 million, and $85.2 million, respectively, which resulted in an effective income tax rate of 8.0% in 2018, 51.4% in 2017, and 31.3% in 2016. Income tax expense in 2018 and 2017 was impacted by the passage of the Tax Act in December 2017. Excluding adjustments related to the Tax Act, the effective tax rate would have been 22.6% in 2018 and 34.0% in 2017.
2018 vs. 2017
The difference between the Company's effective tax rate in 2018 and the U.S. statutory tax rate of 21% primarily relates to a $65.3 million non-core, permanent net tax benefit recorded in the fourth quarter of 2018 as a result of deductions claimed on the Company's 2017 income tax returns, partially offset by the repricing of its current and deferred income tax position associated with the Tax Act. In addition, the Company recorded a $6.6 million expense related to the finalization of accounting for the Sabadell United acquisition and its net impact from the remeasurement of deferred tax assets as a result of the Tax Act. The effective tax rate was also impacted by state income taxes (net of federal income tax benefit), tax-exempt income, non-deductible expenses, and the recognition of tax credits. The effective tax rate may vary significantly due to fluctuations in the amount and source of pretax income, changes in amounts of non-deductible expenses, and timing of the recognition of tax credits.
2017 vs. 2016
As discussed previously, the effective tax rate in 2017 was significantly impacted by tax reform. During 2017, the Company recorded $51.0 million related to the estimated net impact from the remeasurement of deferred tax assets and liabilities as a result of the passage of the Tax Act. The effective tax rate in 2017 was also impacted by the accrual for the HUD matter, as well as the non-deductible portion of merger-related expenses related to the Sabadell United acquisition. In addition, the effective tax rate in 2017 was impacted by our level of investment in tax credits and the increase in deductions from taxable income for certain incentive-based expenses (restricted stock and certain stock options) as a result of the implementation of ASU No. 2016-09 during the first quarter of 2017. This ASU requires the Company to recognize the excess tax benefits/(shortfalls) of exercised or vested awards as income tax benefit/(expense) through the income statement, whereas these excess tax benefits/(shortfalls) were previously recognized in additional paid-in-capital on the balance sheet.
FINANCIAL CONDITION
EARNING ASSETS
The following discussion highlights the Company’s major categories of earning assets.
Loans and Leases
The Company had total loans and leases of $22.5 billion at December 31, 2018, an increase of $2.4 billion, or 12%, from December 31, 2017. The increase was a result of $1.4 billion acquired in the first quarter of 2018 from Gibraltar and legacy loan growth of $2.5 billion, partially offset by pay-downs and pay-offs on loans, primarily from prior period acquisitions.

The major categories of loans and leases outstanding at December 31, 2018 and 2017 are presented in the following tables.

TABLE 8—SUMMARY OF LOANS AND LEASES

	2018		2017		$ Change	% Change
(Dollars in thousands)	Balance	Mix	Balance	Mix
Commercial loans and leases:
Real estate - construction	$1,196,366	5%	$1,240,396	6%	(44,030)	(4)
Real estate - owner-occupied	2,395,822	11	2,375,321	12	20,501	1
Real estate - non-owner occupied	5,796,117	26	5,322,513	26	473,604	9
Commercial and industrial (1)	5,737,017	25	5,135,067	26	601,950	12
Total commercial loans and leases	15,125,322	67	14,073,297	70	1,052,025	7

Residential mortgage loans	4,359,156	19	3,056,352	15	1,302,804	43

Consumer loans:
Home Equity	2,304,694	10	2,292,275	12	12,419	1
Other	730,643	4	656,257	3	74,386	11
Total consumer loans	3,035,337	14	2,948,532	15	86,805	3
Total loans and leases	$22,519,815	100%	$20,078,181	100%	2,441,634	12

(1)	Includes equipment financing leases
Loan Portfolio Components
The Company believes its loan portfolio is diversified by product and geography throughout its footprint. With the Gibraltar acquisition, the Company added $1.4 billion of loans and expanded its presence in Southeast Florida and entered New York. Excluding acquired loans, loan growth in 2018 was strongest in the the Energy Group (primarily reserve-based lending), Corporate Asset Finance division (equipment financing business), and the New Orleans and Atlanta markets. Loans in the Energy Group increased $480.6 million, or 112% since December 31, 2017. The Corporate Asset Finance division, which was created in 2017, grew loans and leases by $234.3 million, or 87%, in 2018, while the New Orleans and Atlanta markets had growth of $264.5 million and $118.8 million, respectively.
The Company’s loan to deposit ratio at December 31, 2018 and 2017 was 95% and 94%, respectively. The percentage of fixed- rate loans to total loans decreased from 41% at the end of 2017 to 39% at December 31, 2018. The table below sets forth the composition of the loan portfolio at December 31, followed by a discussion of activity by major loan type.
TABLE 9—TOTAL LOANS BY LOAN TYPE

	2018		2017		2016		2015		2014
(Dollars in thousands)	Balance	Mix	Balance	Mix	Balance	Mix	Balance	Mix	Balance	Mix
Commercial loans and leases:
Commercial real estate	$9,388,305	42%	$8,938,230	44%	$6,846,549	45%	$6,125,927	43%	$4,432,844	39%
Commercial and industrial	5,737,017	25	5,135,067	26	4,060,032	28	4,072,928	29	3,381,238	30
Total commercial loans and leases	15,125,322	67	14,073,297	70	10,906,581	73	10,198,855	72	7,814,082	69

Residential mortgage loans	4,359,156	19	3,056,352	15	1,267,400	8	1,195,319	8	1,080,297	9

Consumer loans:
Home equity	2,304,694	10	2,292,275	12	2,155,926	14	2,066,167	14	1,601,105	14
Other	730,643	4	656,257	3	735,064	5	867,087	6	945,560	8
Total consumer loans	3,035,337	14	2,948,532	15	2,890,990	19	2,933,254	20	2,546,665	22
Total loans and leases	$22,519,815	100%	$20,078,181	100%	$15,064,971	100%	$14,327,428	100%	$11,441,044	100%

Commercial Loans
Total commercial loans and leases increased $1.1 billion, or 7% , from December 31, 2017. Commercial loans and leases decreased to 67% of the total loan portfolio at December 31, 2018 compared to 70% at December 31, 2017, primarily due to a mix-shift from the acquisition of a relatively large residential mortgage portfolio from Gibraltar. Unfunded commitments on commercial loans and leases including approved loan commitments not yet funded were $6.0 billion at December 31, 2018, an increase of $990.8 million, or 20%, when compared to the end of the prior year.

Commercial real estate loans include loans to commercial customers for medium-term financing of land and buildings or for land development or construction of a building. These loans are repaid from revenues through operations of the businesses, rents of properties, sales of properties and refinances. The Company’s underwriting standards generally provide for loan terms of three to seven years, with amortization schedules of generally no more than twenty-five years. Low loan-to-value ratios are generally maintained and usually limited to no more than 80% at the time of origination. The commercial real estate portfolio is comprised of approximately 13% construction loans, 25% owner-occupied loans, and 62% non-owner-occupied loans as of December 31, 2018, compared to 14%, 27%, and 59%, respectively, at December 31, 2017. Commercial real estate loans increased $450.1 million, or 5%, during 2018, primarily from $291.6 million acquired from Gibraltar.
Commercial and industrial loans and leases represent loans to commercial customers to finance general working capital needs, equipment purchases and leases and other projects where repayment is derived from cash flows resulting from business operations. The Company originates commercial business loans on a secured and, to a lesser extent, unsecured basis. The Company’s commercial business loans may be term loans or revolving lines of credit. Term loans are generally structured with terms of no more than three to seven years, with amortization schedules of generally no more than fifteen years. Commercial business term loans are generally secured by equipment, machinery or other corporate assets. The Company also provides for revolving lines of credit generally structured as advances upon perfected security interests in accounts receivable and inventory. Revolving lines of credit generally have annual maturities. The Company obtains personal guarantees of the principals as additional security for most commercial business loans. As of December 31, 2018, commercial and industrial loans and leases totaled $5.7 billion, a $602.0 million, or 12% increase, from December 31, 2017, which includes approximately $36.1 million in loans acquired from Gibraltar. Commercial and industrial loans and leases comprised 25% of the total portfolio at December 31, 2018 and 26% at December 31, 2017.
The following table details the Company’s commercial loans and leases by state. Other loans include primarily equipment financing leases and corporate asset financing loans, which the Company does not classify by state.
TABLE 10—COMMERCIAL LOANS AND LEASES BY STATE OF ORIGINATION

(Dollars in thousands)	2018	2017	$ Change	% Change
Louisiana	$3,521,596	$3,472,648	48,948	1
Florida	4,756,957	4,671,023	85,934	2
Alabama	1,289,146	1,238,482	50,664	4
Texas	2,310,642	1,961,832	348,810	18
Georgia	1,078,983	1,023,600	55,383	5
Arkansas	711,484	704,283	7,201	1
Tennessee	584,119	576,538	7,581	1
New York	44,026	—	44,026	100
South Carolina and North Carolina	92,800	20,246	72,554	358
Other	735,569	404,645	330,924	82
Total	$15,125,322	$14,073,297	1,052,025	7

Residential Mortgage Loans
Residential mortgage loans consist of loans to consumers to finance a primary residence. The residential mortgage loan portfolio is comprised of non-conforming 1-4 family mortgage loans secured by properties located in the Company's market areas. The residential mortgage loan portfolio is originated under terms and documentation that permit their sale in a secondary market. The larger mortgage loans of current and prospective private banking clients are generally retained to enhance relationships, but also tend to be more profitable due to the expected shorter durations and relatively lower servicing costs associated with loans of this size. The Company does not originate or hold negative amortization, option ARM, or other exotic mortgage loans in its portfolio. The Company makes insignificant investments in loans that would be considered sub-prime (e.g., loans with a credit score of less than 620) in order to facilitate compliance with relevant Community Reinvestment Act regulations.
Total residential mortgage loans increased $1.3 billion, or 43%, compared to December 31, 2017, primarily the result of approximately $917.8 million in acquired Gibraltar residential mortgage loans, as well as private banking originations in 2018.
Consumer Loans
The Company offers consumer loans in order to provide a full range of retail financial services to customers in the communities in which it operates. The Company originates substantially all of its consumer loans in its primary market areas. At December 31, 2018, $3.0 billion, or 14%, of the total loan portfolio was comprised of consumer loans, compared to $2.9 billion, or 15%, at the end of 2017.
The majority of the consumer loan portfolio is comprised of home equity loans. Home equity lending allows customers to borrow against the equity in their home and is secured by a first or second mortgage on the borrower’s residence. Real estate market values at the time the loan is secured affect the amount of credit extended. Changes in these values may impact the extent of potential losses. Home equity loans increased $12.4 million during the year to $2.3 billion at December 31, 2018. Unfunded commitments related to home equity loans and lines were $1.0 billion at December 31, 2018, an increase of $113.4 million versus the prior year.
All other consumer loans, which consist of credit card loans, automobile loans and other personal loans, increased $74.4 million, or 11%, from December 31, 2017, primarily from an increase of $122.1 million in other personal loans, $25.2 million of which was acquired from Gibraltar, partially offset by a decrease in indirect automobile loans, a product that is no longer offered.
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
TABLE 11—CONSUMER LOANS BY STATE OF ORIGINATION

(Dollars in thousands)	2018	2017	$ Change	% Change
Louisiana	$1,072,628	$1,119,462	(46,834)	(4)
Florida	956,159	805,453	150,706	19
Alabama	268,998	277,601	(8,603)	(3)
Texas	126,562	131,942	(5,380)	(4)
Georgia	142,067	131,910	10,157	8
Arkansas	216,817	237,627	(20,810)	(9)
Tennessee	78,013	89,383	(11,370)	(13)
New York	46,146	—	46,146	100
South Carolina and North Carolina	214	4	210	5,250
Other	127,733	155,150	(27,417)	(18)
Total	$3,035,337	$2,948,532	86,805	3

TABLE 12—CONSUMER LOANS BY CREDIT SCORE

(Dollars in thousands)	2018	2017
Above 720	$1,708,417	$1,666,261
660-720	666,132	702,118
Below 660	660,788	580,153
Total consumer loans	$3,035,337	$2,948,532
Loan Maturities
The following table sets forth the scheduled contractual maturities of the Company’s total loan portfolio at December 31, 2018, unadjusted for scheduled principal reductions, prepayments or repricing opportunities. Demand loans, loans having no stated schedule of repayments and no stated maturity, and overdraft loans are reported as due in one year or less. The average life of a loan may be substantially less than the contractual terms because of scheduled amortization and prepayments.
TABLE 13—LOAN MATURITIES BY LOAN TYPE

(Dollars in thousands)	One Year or Less	One Through Five Years	After Five Years	Total
Commercial real estate	$1,591,718	$4,873,656	$2,922,931	$9,388,305
Commercial and industrial	1,446,497	3,195,288	1,095,232	5,737,017
Residential mortgage	34,728	288,550	4,035,878	4,359,156
Consumer and other	319,868	552,627	2,162,842	3,035,337
Total	$3,392,811	$8,910,121	$10,216,883	$22,519,815
Mortgage Loans Held for Sale
The Company sells the majority of conforming mortgage loan originations in the secondary market rather than assume the interest rate risk associated with these longer term assets. Upon the sale, the Company retains servicing on a limited portion of these loans. Loans held for sale totaled $107.7 million at December 31, 2018, a decrease of $27.2 million, or 20%, from year-end 2017, as there were lower volumes of originations for sale from reduced activity due to higher interest rates.
In 2018, the Company originated approximately $1.5 billion in mortgage loans, a 20% decrease from $1.8 billion in originations in 2017.
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

Investment Securities
Investment securities increased by $173.6 million, or 4%, since December 31, 2017 to $5.0 billion at December 31, 2018. Investment securities approximated 16% and 17% of total assets at December 31, 2018 and December 31, 2017, respectively. The following table shows the carrying values of securities by category as of December 31 for the years indicated.
TABLE 14—CARRYING VALUE OF SECURITIES

	2018		2017		2016		2015		2014
(Dollars in thousands)	Balance	Mix	Balance	Mix	Balance	Mix	Balance	Mix	Balance	Mix
Securities available for sale:
U.S. Government-sponsored enterprise obligations	$998	—%	$40,615	1%	$212,358	6%	$252,083	9%	$315,553	14%
Obligations of states and political subdivisions	178,888	4	274,204	6	283,199	8	187,961	7	90,190	4
Mortgage-backed securities	4,507,109	90	4,161,905	86	2,851,709	80	2,264,813	78	1,751,615	77
Other securities	96,584	2	113,338	2	98,831	3	95,429	3	1,495	—
	4,783,579	96	4,590,062	95	3,446,097	97	2,800,286	97	2,158,853	95
Securities held to maturity:
U.S. Government-sponsored enterprise obligations	—	—	—	—	—	—	—	—	10,000	—
Obligations of states and political subdivisions	188,684	4	206,736	4	64,726	2	69,979	2	77,597	4
Mortgage-backed securities	18,762	—	20,582	1	24,490	1	28,949	1	29,363	1
	207,446	4	227,318	5	89,216	3	98,928	3	116,960	5
	$4,991,025	100%	$4,817,380	100%	$3,535,313	100%	$2,899,214	100%	$2,275,813	100%
All of the Company's mortgage-backed securities were issued by government-sponsored enterprises at December 31, 2018. The Company does not hold any Fannie Mae or Freddie Mac preferred stock, corporate equity, collateralized debt obligations, collateralized loan obligations, or structured investment vehicles, nor does it hold any private label collateralized mortgage obligations, subprime, Alt-A, sovereign debt, or second lien elements in its investment portfolio. At December 31, 2018, the Company's investment portfolio did not contain any securities that are directly backed by subprime or Alt-A mortgages.
During November and December of 2018, the Company restructured portions of its investment portfolio selling approximately $1.0 billion of securities at a pre-tax loss of approximately $49.8 million ($37.9 million after-tax) and subsequently purchased $1.2 billion in securities during the quarter. The incremental yield on the purchased securities was 164 basis points.

The following table summarizes activity in the Company’s investment securities portfolio during 2018 and 2017. There were no transfers of securities between investment categories during 2018.
TABLE 15—INVESTMENT PORTFOLIO ACTIVITY

	Available for Sale		Held to Maturity
(Dollars in thousands)	2018	2017	2018	2017
Balance at beginning of period	$4,590,062	$3,446,097	$227,318	$89,216
Purchases	1,959,952	1,475,008	—	148,234
Acquisitions	19,169	964,123	—	—
Sales, net of gains	(1,085,382)	(682,497)	—	—
Principal maturities, prepayments and calls, net of gains	(635,183)	(568,250)	(16,841)	(8,687)
Amortization of premiums and accretion of discounts	(26,216)	(26,728)	(3,031)	(1,445)
Market value adjustment	(1,865)	(17,691)	—	—
Reclassification adjustments(1)	(36,958)	—	—	—
Balance at end of period	$4,783,579	$4,590,062	$207,446	$227,318
(1) Adjustments related to the reclassification of certain equity investments in accordance with ASU 2016-01, adopted as of January 1, 2018.
Funds generated as a result of sales and prepayments of investment securities are used to fund loan growth and purchase other securities. The Company continues to monitor market conditions and take advantage of market opportunities with appropriate risk and return elements.
The Company assesses the nature of the unrealized losses in its investment portfolio at least quarterly to determine if there are losses that are deemed other-than-temporary. Based on its analysis, the Company concluded no declines in the estimated fair value of the Company’s investment securities were deemed to be other-than-temporary at December 31, 2018 and 2017. Note 4, Investment Securities, to the consolidated financial statements provides further information on the Company’s investment securities.
Asset Quality
The lending activities of the Company are governed by underwriting policies established by management and approved by the Board Risk Committee of the Board of Directors. Commercial risk personnel, in conjunction with senior lending personnel, underwrite the vast majority of commercial loans. The Company provides centralized underwriting of substantially all residential mortgage, small business and consumer loans. Established loan origination procedures require appropriate documentation, including financial data and credit reports. For loans secured by real property, the Company generally requires property appraisals, title insurance or a title opinion, hazard insurance, and flood insurance, where appropriate.
Loan payment performance is monitored and late charges are generally assessed on past due accounts. Delinquent and problem loans are administered by functional teams of specialized risk officers. Risk ratings on commercial exposures (as described below) are reviewed on an ongoing basis and are adjusted as necessary based on the obligor’s risk profile and debt capacity. The loan review department is responsible for independently assessing and validating risk ratings assigned to commercial exposures through a periodic sampling process. All other loans are also subject to loan reviews through a similar periodic sampling process.
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
Due to the significant difference in accounting for acquired impaired loans, the Company believes inclusion of these loans in certain asset quality ratios that reflect non-performing assets in the numerator or denominator (or both) results in significant distortion to these ratios. In addition, because loan level charge-offs related to acquired impaired loans are not recognized in the financial statements until the cumulative amounts exceed the original loss projections on a pool basis, the net charge-off ratio for acquired impaired loans is not consistent with the net charge-off ratio for other loan portfolios. The inclusion of these loans in certain asset quality ratios could result in a lack of comparability across quarters or years, and could impact comparability with other portfolios that were not impacted by acquired impaired loan accounting. The Company believes that the presentation of certain asset quality measures excluding acquired impaired loans, as indicated below, and related amounts from both the numerator and denominator provides better perspective into underlying trends related to the quality of its loan portfolio. Accordingly, the asset quality measures in the tables below present asset quality information excluding acquired impaired loans, as indicated within each table, and related amounts.

The following table sets forth the composition of the Company’s non-performing assets and TDRs at December 31.
TABLE 16—NON-PERFORMING ASSETS AND TROUBLED DEBT RESTRUCTURINGS

						2018 vs. 2017
(Dollars in thousands)	2018	2017	2016	2015	2014	$ Change	% Change
Non-accrual loans and leases:
Commercial	$85,112	$111,726	$202,481	$32,097	$10,083	(26,614)	(24)
Mortgage	30,396	17,387	13,733	14,783	15,614	13,009	75
Consumer	21,676	16,275	12,288	9,469	11,139	5,401	33
Total non-accrual loans and leases	137,184	145,388	228,502	56,349	36,836	(8,204)	(6)
Accruing loans and leases 90 days or more past due	2,128	6,900	1,385	915	1,340	(4,772)	(69)
Total non-performing loans and leases (1)	139,312	152,288	229,887	57,264	38,176	(12,976)	(9)
OREO and foreclosed property (2)	30,394	26,533	21,199	34,131	53,947	3,861	15
Total non-performing assets (1)	169,706	178,821	251,086	91,395	92,123	(9,115)	(5)
Performing troubled debt restructurings (3)	80,807	81,291	104,369	38,441	1,430	(484)	(1)
Total non-performing assets and performing troubled debt restructurings (1)	$250,513	$260,112	$355,455	$129,836	$93,553	(9,599)	(4)
Non-performing loans and leases to total loans (1) (4)	0.62%	0.76%	1.53%	0.40%	0.33%
Non-performing assets to total assets (1) (4)	0.55%	0.64%	1.16%	0.47%	0.58%
Non-performing assets and performing troubled debt restructurings to total assets (1) (4)	0.81%	0.93%	1.64%	0.67%	0.59%
Allowance for credit losses to non-performing loans (4)	111.55%	101.19%	67.84%	266.35%	371.78%
Allowance for credit losses to total loans (4)	0.69%	0.77%	1.04%	1.06%	1.24%

(1)	Non-performing loans and assets include accruing loans 90 days or more past due.

(2)
OREO and foreclosed property at December 31, 2018, 2017, 2016, 2015, and 2014 include $9.0 million, $4.5 million, $4.8 million, $8.1 million, and $11.6 million, respectively, of former bank properties held for development or resale.

(3)
Performing troubled debt restructurings for December 31, 2018, 2017, 2016, 2015 and 2014 exclude $61.5 million, $68.5 million, $138.9 million, $23.4 million, and $2.2 million, respectively, in troubled debt restructurings that meet non-performing asset criteria.

(4)
Non-performing loans exclude acquired impaired loans, even if contractually past due or if the Company does not expect to receive payment in full, as the Company is currently accreting interest income over the expected life of the loans.

Total non-performing assets decreased $9.1 million, or 5%, compared to December 31, 2017, driven by a decrease in non-performing loans and leases of $13.0 million, or 9%, offset by a $3.9 million, or 15%, increase in OREO and foreclosed property.
The decrease in non-performing loans and leases was driven by decreases in both non-accrual loans and leases and accruing loans and leases past due more than 90 days. A decrease in commercial non-performing loans was partially offset by an increase in mortgage non-performing loans, which was a result of a larger mortgage loan portfolio after the Gibraltar acquisition and a limited number of loans moving to non-accrual. The decrease in commercial non-accrual loans was primarily related to payments and charge-offs of non-accrual loans since December 31, 2017. Non-performing loans were 0.62% of total loans at December 31, 2018, 14 basis points lower than at December 31, 2017. Total non-performing assets were 0.55% of total assets at December 31, 2018, 9 basis points lower than December 31, 2017. Including TDRs that are in compliance with their modified terms, total non-performing assets and TDRs decreased $9.6 million during 2018.
The increase in OREO and foreclosed property from 2017 was primarily the result of an increase of $4.4 million in former bank properties as closed branches were moved out of service and into former bank properties. The increase was partially offset by the sale of OREO properties during the year.

At December 31, 2018, the Company had $154.4 million of commercial assets classified as substandard, $27.7 million of commercial assets classified as doubtful, and no commercial assets classified as loss. Accordingly, the aggregate of the Company’s classified commercial assets was 0.59% of total assets and 1.20% of total commercial loans at December 31, 2018. At December 31, 2017, classified commercial assets totaled $298.5 million, or 1.07% of total assets, and 2.12% of total commercial loans.
In addition to the problem loans described above, there were $157.2 million of commercial loans classified as special mention at December 31, 2018, which in management’s opinion were subject to potential future rating downgrades. Special mention loans are defined as loans where known information about possible credit problems of the borrowers causes management to have some doubt as to the ability of these borrowers to comply with the present loan repayment terms, which may result in future disclosure of these loans as non-performing. Special mention loans at December 31, 2018 decreased $52.7 million, or 25%, from December 31, 2017, primarily from upgrades to a limited number of customer relationships during 2018 as overall asset quality improved. As a percentage of total commercial loans, special mention commercial loans decreased 45 basis points from December 31, 2017 to 1.04% at the end of 2018.
Past Due and Non-accrual Loans
Past due status is based on the contractual terms of loans. At December 31, 2018, total loans past due, including non-accrual loans, were 0.87% of total loans, a decrease of 20 basis points from December 31, 2017. Additional information on past due loans is presented in the following table.
TABLE 17—PAST DUE AND NON-ACCRUAL LOAN SEGREGATION (1)

	December 31, 2018		December 31, 2017
(Dollars in thousands)	Amount	% of Outstanding Balance	Amount	% of Outstanding Balance	$ Change	% Change
Accruing loans:
30-59 days past due	$38,579	0.17%	$36,818	0.18%	1,761	5
60-89 days past due	18,753	0.08	24,899	0.12	(6,146)	(25)
90-119 days past due	2,128	0.01	5,986	0.03	(3,858)	(64)
120 days past due or more	—	—	914	0.01	(914)	(100)
	59,460	0.26	68,617	0.34	(9,157)	(13)
Non-accrual loans	137,184	0.61	145,388	0.73	(8,204)	(6)
Total past due and non-accrual loans	$196,644	0.87%	$214,005	1.07%	(17,361)	(8)

(1)
Past due and non-accrual loan amounts exclude acquired impaired loans, even if contractually past due or if the Company does not expect to receive payment in full, as the Company is currently accreting interest income over the expected life of the loans.

Total past due and non-accrual loans decreased $17.4 million from December 31, 2017 to $196.6 million at December 31, 2018. The change was due to both a $9.2 million decrease in accruing past due loans and a decrease of $8.2 million in non-accrual loans. Of the total accruing past due loans, 96% were past due less than 60 days at December 31, 2018 compared to 90% at year-end 2017.
Allowance for Credit Losses
The allowance for credit losses represents management’s best estimate of probable credit losses inherent at the balance sheet date. Determination of the allowance for credit losses involves a high degree of complexity and requires significant judgment. Several factors are taken into consideration in the determination of the overall allowance for credit losses. Based on facts and circumstances available, management of the Company believes that the allowance for credit losses was appropriate at December 31, 2018 to cover probable losses in the Company’s loan portfolio. However, future adjustments to the allowance may be necessary, and the results of operations could be adversely affected, if circumstances differ substantially from the assumptions used by management in determining the allowance for credit losses. See the “Application of Critical Accounting Policies and Estimates” section of this MD&A and Note 1, Summary of Significant Accounting Policies, to the consolidated financial statements for more information.

The following tables set forth the activity in the Company’s allowance for credit losses.
TABLE 18—SUMMARY OF ACTIVITY IN THE ALLOWANCE FOR CREDIT LOSSES

(Dollars in thousands)	2018	2017	2016	2015	2014
Allowance for loan and lease losses at beginning of period	$140,891	$144,719	$138,378	$130,131	$143,074
Provision charged to operations	39,472	51,111	44,424	30,908	19,060
Transfer of balance to OREO and other	(7,172)	934	(2,781)	(10,419)	(22,157)
Adjustment attributable to FDIC loss share arrangements	—	—	(1,497)	(1,360)	(4,260)
Charge-offs:
Commercial	(31,189)	(47,448)	(25,983)	(4,085)	(2,564)
Residential mortgage	(334)	(365)	(313)	(362)	(613)
Consumer	(14,024)	(14,653)	(13,543)	(12,854)	(8,806)
	(45,547)	(62,466)	(39,839)	(17,301)	(11,983)
Recoveries:
Commercial	9,005	2,286	2,643	2,325	3,066
Residential mortgage	121	437	180	95	246
Consumer	3,801	3,870	3,211	3,999	3,085
	12,927	6,593	6,034	6,419	6,397
Net charge-offs	(32,620)	(55,873)	(33,805)	(10,882)	(5,586)
Allowance for loan and lease losses at end of period	140,571	140,891	144,719	138,378	130,131

Reserve for unfunded lending commitments at beginning of period	13,208	11,241	14,145	11,801	11,147
Balance created in acquisition accounting	709	1,370	—	—	—
Provision for (Reversal of) unfunded lending commitments	913	597	(2,904)	2,344	654
Reserve for unfunded lending commitments at end of period	14,830	13,208	11,241	14,145	11,801
Allowance for credit losses at end of period	$155,401	$154,099	$155,960	$152,523	$141,932

Allowance for loan and lease losses to non-performing assets (1)	82.83%	78.79%	57.64%	151.41%	141.26%
Allowance for loan and lease losses to total loans and leases at end of period	0.62	0.70	0.96	0.97	1.14
Net charge-offs to average loans and leases	0.15	0.33	0.23	0.08	0.05

(1)
Non-performing assets include accruing loans 90 days or more past due. For purposes of this table, non-performing assets exclude acquired impaired loans, even if contractually past due or if the Company does not expect to receive payment in full, as the Company is currently accreting interest income over the expected life of the loans.

TABLE 19—ALLOCATION OF THE ALLOWANCE FOR CREDIT LOSSES

	2018		2017		2016		2015		2014
	Reserve %	% of Loans	Reserve %	% of Loans	Reserve %	% of Loans	Reserve %	% of Loans	Reserve %	% of Loans
Commercial	75%	67%	77%	70%	76%	72%	73%	72%	70%	69%
Residential mortgage	9%	19%	6%	15%	8%	8%	8%	8%	7%	9%
Consumer	16%	14%	17%	15%	16%	20%	19%	20%	23%	22%
Total allowance for credit losses	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%

The allowance for credit losses was $155.4 million at December 31, 2018, or 0.69% of total loans, $1.3 million higher than at December 31, 2017. The allowance for credit losses as a percentage of loans was 0.77% at December 31, 2017. The decrease in the allowance for credit losses as a percentage of loans and leases was primarily the result of the acquired Gibraltar loans, as those acquired loans are recorded at estimated fair value as of the acquisition date, which includes an estimate of expected losses in this portfolio, and as a result, no allowance for loan losses was established as of the acquisition date. Additionally, recoveries on acquired loans during 2018 reduced the required allowance for credit losses for that portfolio. Also contributing to the decrease in the allowance for credit losses was an overall improvement in asset quality.
Net charge-offs during 2018 were $32.6 million, or 0.15% of average loans and leases, as compared to net charge-offs of $55.9 million, or 0.33%, for 2017. The decrease in net charge-offs was the result of a $16.9 million decrease in gross charge-offs and a $6.3 million increase in gross recoveries, primarily from one large commercial recovery of $3.3 million in 2018. The provision for credit losses covered 124% and 93% of net charge-offs in 2018 and 2017, respectively.
At December 31, 2018 and 2017, the allowance for loan and lease losses covered 101% and 93% of total non-performing loans and leases, respectively.
Cash and cash equivalents
Cash and cash equivalents totaled $690.5 million at December 31, 2018, an increase of $64.7 million, or 10%, from December 31, 2017. The increase in cash and cash equivalents was primarily driven by deposit growth during the year, partially offset by additional investment security purchases and loan growth. Interest-bearing deposits at other institutions increased $89.7 million, or 29%, to $396.3 million at December 31, 2018, partially offset by a $25.0 million decrease in cash and due from banks to $294.2 million at December 31, 2018.
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

Other Assets
The following table details other asset balances as of December 31:
TABLE 20—OTHER ASSETS COMPOSITION

						2018 vs. 2017
(Dollars in thousands)	2018	2017	2016	2015	2014	$ Change	% Change
Other Earning Assets
FHLB stock, FRB stock, and other equity securities	$192,436	$177,370	$93,718	$66,008	$74,130	15,066	8
FDIC loss share receivable	—	8,622	—	39,878	69,627	(8,622)	N/M
Other interest-earning assets	6,910	7,160	6,660	5,660	5,412	(250)	(3)
Reverse repurchase agreements	—	—	1,268	—	—	—	—
Total other earning assets	199,346	193,152	101,646	111,546	149,169	6,194	3

Non-Earning Assets
Bank-owned life insurance	226,219	170,570	160,875	131,575	122,573	55,649	33
Accrued interest receivable	84,933	75,821	52,124	47,863	37,696	9,112	12
Other real estate owned	30,394	26,533	21,200	34,131	53,947	3,861	15
Derivative assets	27,048	31,265	38,886	30,486	32,903	(4,217)	(13)
Investment in tax credit entities	147,110	112,016	76,592	141,951	139,326	35,094	31
Other non-earning assets	324,733	170,585	166,940	152,181	92,108	154,148	90
Total non-earning assets	840,437	586,790	516,617	538,187	478,553	253,647	43
Total other assets	$1,039,783	$779,942	$618,263	$649,733	$627,722	259,841	33
The $154.1 million increase in other non-earning assets was primarily the result of a $124.1 million increase in net tax asset balances at December 31, 2018 as a result of deductions claimed on the 2017 income tax returns associated with unrealized losses on securities and loans and depreciation on real and personal property.
Bank-owned life insurance increased $55.6 million from the prior year primarily due to the purchase of additional BOLI policies.
The $35.1 million increase in investment in tax credit entities was primarily related to the addition of $41.8 million in new market tax credits in 2018, partially offset by a decrease in historic tax credits.
The $15.1 million increase in FHLB stock, FRB stock, and other equity securities was primarily the result of $18.7 million in stock acquired from Gibraltar.
FUNDING SOURCES
Deposits, both those obtained from clients in its primary market areas and those acquired, are the Company’s principal source of funds for use in lending and other business purposes. The Company attracts local deposit accounts by offering a wide variety of products, competitive interest rates and convenient branch office locations and service hours, as well as on-line banking services at www.iberiabank.com and www.virtualbank.com. Increasing core deposits is a continuing focus of the Company and has been accomplished through the development of client relationships and acquisitions. Short-term and long-term borrowings are also important funding sources for the Company. Other funding sources include subordinated debt and shareholders’ equity. Refer to the “Liquidity and Other Off-Balance Sheet Activities” section below for further discussion of the Company’s sources and uses of funding. The following discussion highlights the major changes in the mix of deposits and other funding sources during 2018.

Deposits
The Company’s ability to attract and retain customer deposits is critical to the Company’s continued success. Total deposits increased $2.3 billion, or 11%, to $23.8 billion at December 31, 2018, driven by $1.1 billion of deposits acquired from Gibraltar in March of 2018, brokered deposit issuances, and organic growth throughout the year. Deposit growth during 2018 was strongest in the Energy Group, the Atlanta market, and the Virtual Bank division (digital banking).
The Company's deposit balances generally increase at the end of any given year due to real estate tax collections by our municipal customers. These balances typically remain on deposit with the Company 45 to 60 days. Given the short-term nature of these seasonal funds, the deposit balances tied to these seasonal flows are held in liquid investments until they are withdrawn from the Company. The Company currently expects these deposits to decline over the beginning of 2019.
The following table sets forth the composition of the Company’s deposits as of December 31:
TABLE 21—DEPOSIT COMPOSITION BY PRODUCT

											2018 vs. 2017
(Dollars in thousands)	2018		2017		2016		2015		2014		$ Change	% Change
Non-interest-bearing deposits	$6,542,490	28%	$6,209,925	29%	$4,928,878	28%	$4,352,229	27%	$3,195,430	26%	332,565	5
NOW accounts	4,514,113	19	4,348,939	20	3,314,281	19	2,974,176	19	2,462,841	20	165,174	4
Money market accounts	8,237,291	35	7,674,291	36	6,219,532	36	6,010,882	37	4,168,504	33	563,000	7
Savings accounts	828,914	3	846,074	4	814,385	5	716,838	4	577,513	4	(17,160)	(2)
Time deposits	3,640,623	15	2,387,488	11	2,131,207	12	2,124,623	13	2,116,237	17	1,253,135	52
Total deposits	$23,763,431	100%	$21,466,717	100%	$17,408,283	100%	$16,178,748	100%	$12,520,525	100%	2,296,714	11

The following table details large-denomination time deposits by remaining maturity dates at December 31:
TABLE 22—REMAINING MATURITIES OF TIME DEPOSITS GREATER THAN $100,000

(Dollars in thousands)	2018		2017		2016		2015		2014
3 months or less	$326,621	16%	$317,197	22%	$241,128	21%	$228,336	16%	$204,041	19%
3 – 12 months	1,086,521	53	753,423	51	457,796	40	631,634	46	547,876	51
12 – 36 months	566,736	28	319,864	22	339,137	30	390,820	28	274,038	25
More than 36 months	58,730	3	77,036	5	97,702	9	135,950	10	54,844	5
Total time deposits greater than $100,000	$2,038,608	100%	$1,467,520	100%	$1,135,763	100%	$1,386,740	100%	$1,080,799	100%
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
The Company also enters into repurchase agreements to facilitate customer transactions that are accounted for as secured borrowings. These transactions typically involve the receipt of deposits from customers that the Company collateralizes with its investment portfolio and have an average rate of 45.4 basis points.
Total short-term borrowings increased $491.6 million, or 50%, from December 31, 2017, to $1.5 billion at December 31, 2018. An increase of $692.0 million in outstanding short-term FHLB advances was partially offset by a decrease of $200.4 million in repurchase transactions. The increase in short-term FHLB advances was primarily due to additional advances made during 2018, causing the average rate on short-term borrowings to rise as new advances in 2018 had higher rates due to increases in short-term market rates.
On an average basis, short-term borrowings increased $146.3 million, or 16%, from 2017, primarily due to additional short-term FHLB advances held in 2018.

Total short-term borrowings were 6% of total liabilities and 56% of total borrowings at December 31, 2018, compared to 4% and 40%, respectively, at December 31, 2017. On an average basis, short-term borrowings were 4% of total liabilities and 43% of total borrowings in 2018, compared to 4% and 51%, respectively, during 2017. For additional information, see Note 12, Short-term Borrowings, in the Notes to the consolidated financial statements.
Long-term Debt
Long-term debt decreased $329.7 million, or 22%, to $1.2 billion at December 31, 2018, which included $405.1 million in acquired long-term FHLB advances from Gibraltar which were immediately paid off upon acquisition during the first quarter of 2018. The Company made an additional $1.3 billion in repayments, partially offset by $922.0 million in new long-term FHLB advances and $15.9 million of additional notes payable in 2018. On a period-end basis, long-term debt was 4% and 6% of total liabilities at December 31, 2018 and 2017, respectively.
On average, long-term debt increased to $1.4 billion in 2018, $537.7 million, or 63%, higher than 2017, mainly due to higher levels of long-term FHLB advances held by the Company throughout 2018 as compared to 2017. Average long-term debt was 5% of total liabilities during the current year, compared to 4% during 2017.
Long-term debt at December 31, 2018 included $986.0 million in fixed-rate advances from the FHLB of Dallas that cannot be prepaid without incurring substantial penalties. The remaining debt consisted of $120.1 million of the Company’s junior subordinated debt and $60.0 million in notes payable on investments in new market tax credit entities. Interest on the junior subordinated debt is payable quarterly and may be deferred at any time at the election of the Company for up to 20 consecutive quarterly periods. During any deferral period, the Company is subject to certain restrictions, including being prohibited from declaring dividends to its common shareholders. The junior subordinated debt is redeemable by the Company in whole or in part. For additional information, see Note 13, Long-term Debt, in the Notes to the consolidated financial statements.
CAPITAL RESOURCES

Shareholders' equity increased $359.5 million, or 10%, during 2018, primarily from undistributed income to common shareholders of $282.9 million, as well as the Company's issuance of 2.8 million shares of common stock at a price of $77.00 per common share on March 23, 2018 as part of Gibraltar acquisition. The net increase to equity from the offering was $214.7 million. See Note 3, Acquisition Activity, to the consolidated financial statements for more information. Shareholders' equity was negatively impacted by the repurchase of 1,972,500 common shares, at a weighted average price of $75.46 per common share. Subsequent to year-end and through February 21, 2019, the Company repurchased 226,921 common shares for approximately $17.5 million. See Note 15, Shareholders' Equity, Capital Ratios, and Other Regulatory Matters, to the consolidated financial statements for more information on the Company's common stock repurchase activity.

The Company's dividend to common shareholders was $1.56 per common share in 2018 compared to $1.46 in 2017, a 7% increase. On a year-to-date basis, the dividend payout ratio was 24.2% for the current year, down from 57.5% in the comparable period of 2017.

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
At December 31, 2018 and 2017, the Company exceeded all required regulatory capital ratios, and the regulatory capital ratios of IBERIABANK were in excess of the levels established for “well-capitalized” institutions, as shown in the following table.
TABLE 23—REGULATORY CAPITAL RATIOS

Ratio	Entity	2018 Well- Capitalized Minimums	December 31, 2018	December 31, 2017
			Actual	Actual
Tier 1 Leverage	IBERIABANK Corporation	N/A	9.63%	9.35%
	IBERIABANK	5.00%	9.38	9.10
Common Equity Tier 1 (CET1)	IBERIABANK Corporation	N/A	10.72	10.57
	IBERIABANK	6.50%	10.95	10.86
Tier 1 risk-based capital	IBERIABANK Corporation	N/A	11.25	11.16
	IBERIABANK	8.00%	10.95	10.86
Total risk-based capital	IBERIABANK Corporation	N/A	12.33	12.37
	IBERIABANK	10.00%	11.58	11.55
Minimum capital ratios are subject to a capital conservation buffer. In order to avoid limitations on distributions, including dividend payments, and certain discretionary bonus payments to executive officers, an institution must hold a capital conservation buffer above its minimum risk-based capital requirements. This capital conservation buffer is calculated as the lowest of the differences between the actual CET1 ratio, Tier 1 Risk-Based Capital Ratio, and Total Risk-Based Capital ratio and the corresponding minimum ratios. At December 31, 2018, the required minimum capital conservation buffer was 1.875%. On January 1, 2019, the capital conservation buffer increased to the fully phased-in rate of 2.50%. At December 31, 2018, the capital conservation buffers of the Company and IBERIABANK were 4.33% and 3.58%, respectively. Management believes that at December 31, 2018, the Company and IBERIABANK would have met all capital adequacy requirements on a fully phased-in basis if such requirements were then effective.
Capital ratios at December 31, 2018 were favorably impacted by the increase in undistributed income available to common shareholders and by the common stock issued in the 2018 from the Gibraltar acquisition. Capital ratios at the end of 2018 were negatively impacted by the Company's repurchase of 2.0 million common stock shares during the year.
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

The primary sources of funds for the Company are deposits and borrowings. Other sources of funds include repayments and maturities of loans and investment securities, securities sold under agreements to repurchase, and, to a lesser extent, off-balance sheet borrowing availability. Certificates of deposit scheduled to mature in one year or less at December 31, 2018 totaled $2.5 billion. Based on past experience, management believes that a significant portion of maturing deposits will remain with the Company. Additionally, the majority of the investment securities portfolio is classified as available-for-sale, which provides the ability to liquidate unencumbered securities as needed. Of the $5.0 billion in the investment securities portfolio, $2.6 billion is unencumbered and $2.4 billion has been pledged to support repurchase transactions, public funds deposits and certain long-term borrowings. Due to the relatively short implied duration of the investment securities portfolio, the Company has historically experienced consistent cash inflows on a regular basis. Securities cash flows are highly dependent on prepayment speeds and could change materially as economic or market conditions change. See Note 11, Deposits, Note 12, Short-Term Borrowings, and Note 13, Long-Term Debt, to the consolidated financial statements for additional discussion related to the Company’s funding requirements.
Scheduled cash flows from the amortization and maturities of loans and securities are relatively predictable sources of funds. Conversely, deposit flows, prepayments of loan and investment securities, and draws on customer letters and lines of credit are greatly influenced by general interest rates, economic conditions, competition, and customer demand. The FHLB of Dallas provides an additional source of liquidity to make funds available for general requirements and also to assist with the variability of less predictable funding sources. At December 31, 2018, the Company had $2.2 billion of outstanding FHLB advances, $1.2 billion of which was short-term and $986.0 million was long-term. Additional FHLB borrowing capacity available at December 31, 2018 amounted to $7.0 billion. At December 31, 2018, the Company also had various funding arrangements with the Federal discount window and commercial banks providing up to $331.2 million in the form of federal funds and other lines of credit. At December 31, 2018, there were no balances outstanding on these lines and all of the funding was available to the Company.
Liquidity management is both a daily and long-term function of business management. The Company manages its liquidity with the objective of maintaining sufficient funds to respond to the predicted needs of depositors and borrowers and to take advantage of investments in earning assets and other earnings enhancement opportunities. Excess liquidity is generally invested in short-term investments such as overnight deposits. On a longer-term basis, the Company maintains a strategy of investing in various lending and investment security products. The Company uses its sources of funds primarily to fund loan commitments and meet its ongoing commitments associated with its operations. Based on its available cash at December 31, 2018 and current deposit modeling, the Company believes it has adequate liquidity to fund ongoing operations. The Company has adequate availability of funds from deposits, borrowings, repayments and maturities of loans and investment securities to provide the Company additional working capital if needed.
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

At December 31, 2018, the Company’s unfunded loan commitments outstanding totaled $642.2 million. At the same date, unused lines of credit, including credit card lines, amounted to $6.9 billion, as shown in the following table.
TABLE 24—COMMITMENT EXPIRATION PER PERIOD

(Dollars in thousands)	Less than 1 year	1—3 Years	3—5 Years	Over 5 Years	Total
Unused lines of credit:
Real estate - construction	$240,225	$854,366	$28,208	$19,671	$1,142,470
Real estate - owner-occupied	32,021	59,240	6,324	9,667	107,252
Real estate - non-owner occupied	144,964	169,709	34,748	5,339	354,760
Commercial and industrial	1,502,541	997,953	761,499	48,685	3,310,678
Mortgage	98,837	3,033	10	657	102,537
Consumer	941,301	160,334	32,267	732,364	1,866,266
Total unused lines of credit	2,959,889	2,244,635	863,056	816,383	6,883,963

Unfunded loan commitments	642,162	—	—	—	642,162
Standby letters of credit	202,333	27,056	11,047	—	240,436
	$3,804,384	$2,271,691	$874,103	$816,383	$7,766,561
The Company has entered into a number of long-term arrangements to support the ongoing activities of the Company. The required payments under such leasing and other debt commitments at December 31, 2018 are shown in the following table.
TABLE 25—CONTRACTUAL OBLIGATIONS AND OTHER DEBT COMMITMENTS

(Dollars in thousands)	2019	2020	2021	2022	2023	2024 and After	Total
Operating leases	$21,750	$19,991	$16,921	$14,195	$9,182	$34,652	$116,691
Time deposits	2,504,515	876,740	159,877	76,486	12,684	10,321	3,640,623
Short-term borrowings	1,482,882	—	—	—	—	—	1,482,882
Long-term debt	309,116	233,465	125,255	10,581	58,762	428,972	1,166,151
	$4,318,263	$1,130,196	$302,053	$101,262	$80,628	$473,945	$6,406,347
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

Included in the modeling are instantaneous parallel rate shift scenarios, which are utilized to establish exposure limits. These scenarios are known as “rate shocks” because all rates are modeled to change instantaneously by the indicated shock amount, rather than a gradual rate shift over a period of time.
The Company’s interest rate risk model indicates that the Company is asset sensitive in terms of interest rate sensitivity. Based on the Company’s interest rate risk model at December 31, 2018, the table below illustrates the impact of an immediate and sustained 100 and 200 basis point increase or decrease in interest rates on net interest income over the next twelve months.
TABLE 26—INTEREST RATE SENSITIVITY

Shift in Interest Rates (in bps)	% Change in Projected Net Interest Income
+200	1.7%
+100	1.2%
-100	(3.7)%
-200	(10.5)%
The influence of using the forward curve as of December 31, 2018 as a basis for projecting the interest rate environment would approximate a 0.3% increase in net interest income over the next 12 months. The computations of interest rate risk shown above are performed on a static balance sheet and do not necessarily include certain actions that management may undertake to manage this risk in response to unanticipated changes in interest rates and other factors to include shifts in deposit behavior.
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
The Federal Open Market Committee (“FOMC”) of the Federal Reserve Board (“FRB”), in an attempt to stimulate the overall economy, has, among other things, kept interest rates low through its targeted federal funds rate. In December 2016, the FOMC voted to raise the target federal funds rate for only the second time since 2006. The FOMC voted to raise the target federal funds rate multiple times in both 2017 and 2018. The FOMC has now raised rates by two-and-a-quarter percentage points since the financial crisis in 2008, a sign of its increased confidence in the health of the economy. While the FOMC continues to observe sustained economic activity, strong labor market conditions, and stable inflation, it has signaled a pause in its recent efforts to increase the federal funds rate. As a result, the potential for additional gradual increases in the federal funds rate in 2019 is uncertain. Additional increases in the federal funds rate and unwind of its balance sheet could cause overall interest rates to rise, which may negatively impact the U.S. real estate markets and affect deposit growth and pricing. In addition, deflationary pressures, while possibly lowering our operating costs, could have a significant negative effect on our borrowers, especially our business borrowers, and the values of collateral securing loans, which could negatively affect our financial performance.
The Company’s commercial loan portfolio is also impacted by fluctuations in the level of one-month LIBOR, as a large portion of this portfolio reprices based on this index, and to a lesser extent Prime. Our net interest income may be reduced if more interest-bearing liabilities than interest-earning assets reprice or mature during a period when interest rates are rising, or more interest-earning assets than interest-bearing liabilities reprice or mature during a period when interest rates are declining.

In July 2017, the Financial Conduct Authority (the authority that regulates LIBOR) announced it intends to stop compelling banks to submit rates for the calculation of LIBOR after 2021. The Alternative Reference Rates Committee ("ARRC") has proposed that the Secured Overnight Financing Rate ("SOFR") is the rate that represents best practice as the alternative to LIBOR for use in derivatives and other financial contracts that are currently indexed to LIBOR. ARRC has proposed a paced market transition plan to SOFR from LIBOR and organizations are currently working on industry wide and company specific transition plans as it relates to derivatives and cash markets exposed to LIBOR. The Company has material contracts that are indexed to LIBOR and is monitoring this activity and evaluating the related risks.

The table below presents the Company’s anticipated repricing of loans and investment securities over the next four quarters.
TABLE 27—REPRICING OF CERTAIN EARNING ASSETS (1)

(Dollars in thousands)	1Q 2019	2Q 2019	3Q 2019	4Q 2019	Total less than one year
Investment securities	$181,109	$171,356	$187,433	$166,309	$706,207
Fixed rate loans	850,652	650,607	613,697	566,375	2,681,331
Variable rate loans	10,504,373	415,429	307,481	284,904	11,512,187
Total loans	11,355,025	1,066,036	921,178	851,279	14,193,518
	$11,536,134	$1,237,392	$1,108,611	$1,017,588	$14,899,725
(1) Amounts include expected maturities, scheduled paydowns, expected prepayments, and loans subject to caps and floors and exclude the repricing of assets from prior periods, as well as non-accrual loans and market value adjustments.
As part of its asset/liability management strategy, the Company has seen greater levels of loan originations with adjustable or variable rates of interest in commercial and consumer loan products, which typically have shorter terms than residential mortgage loans. The majority of fixed-rate, long-term, agency-conforming residential loans are sold in the secondary market to avoid bearing the interest rate risk associated with longer duration assets in the current rate environment. However, the Sabadell and Gibraltar acquisitions brought a considerable amount of jumbo, non-agency-conforming residential mortgage loan exposure onto the balance sheet, both fixed rate and variable rate in nature, which has increased the overall duration of the portfolio. Considering all of this, as of December 31, 2018, $13.5 billion, or 60.0%, of the Company’s total loan portfolio had variable interest rates, of which $2.5 billion, or 11%, had an expected repricing date beyond the next four quarters. The Company had no significant concentration to any single borrower or industry segment at December 31, 2018.
The Company’s strategy with respect to liabilities in recent periods has been to emphasize transaction accounts, particularly non-interest or low interest-bearing transaction accounts, which are significantly less sensitive to changes in interest rates. At December 31, 2018, 85% of the Company’s deposits were in transaction and limited-transaction accounts, compared to 89% at December 31, 2017. Non-interest-bearing transaction accounts were 28% of total deposits at December 31, 2018, compared to 29% of total deposits at December 31, 2017.
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
The table below presents the Company’s anticipated repricing of liabilities over the next four quarters.
TABLE 28—REPRICING OF LIABILITIES (1)

(Dollars in thousands)	1Q 2019	2Q 2019	3Q 2019	4Q 2019	Total less than one year
Time deposits	$649,447	$754,886	$510,925	$589,510	$2,504,768
Short-term borrowings	1,462,882	20,000	—	—	1,482,882
Long-term debt	210,821	114,063	67,254	50,583	442,721
	$2,323,150	$888,949	$578,179	$640,093	$4,430,371
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

IMPACT OF INFLATION OR DEFLATION AND CHANGING PRICES
The consolidated financial statements and related financial data presented herein have been prepared in accordance with GAAP, which generally require the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation. Unlike most industrial companies, the majority of the Company’s assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on the Company’s performance than does the effect of inflation. Although fluctuations in interest rates are neither completely predictable nor controllable, the Company regularly monitors its interest rate position and oversees its financial risk management by establishing policies and operating limits. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates. Although not as critical to the banking industry as to other industries, inflationary factors may have some impact on the Company’s growth, earnings, total assets and capital levels. Management does not expect inflation to be a significant factor in 2019.
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

TABLE 29—RECONCILIATIONS OF NON-GAAP FINANCIAL MEASURES

	2018			2017			2016
(Dollars in thousands, except per share amounts)	Pre-tax	After-tax	Per share (2)	Pre-tax	After-tax	Per share (2)	Pre-tax	After-tax	Per share (2)
Net income	$402,527	$370,249	$6.63	$292,879	$142,413	$2.77	$271,970	$186,777	$4.49
Less: Preferred stock dividends	—	9,095	0.17	—	9,095	0.18	—	7,977	0.19
Income available to common shareholders (GAAP)	$402,527	$361,154	$6.46	$292,879	$133,318	$2.59	$271,970	$178,800	$4.30

Non-interest income adjustments (1)(3):
Loss (gain) on sale of investments	49,899	37,923	0.68	148	97	—	(2,001)	(1,301)	(0.03)
Other non-core non-interest income	415	316	—	—	—	—	—	—	—
Total non-interest income adjustments	50,314	38,239	0.68	148	97	—	(2,001)	(1,301)	(0.03)

Non-interest expense adjustments (1)(3):
Merger-related expense	31,295	23,919	0.44	40,971	28,566	0.55	3	2	—
Compensation-related expense	4,290	3,261	0.05	3,025	1,966	0.04	782	508	0.01
Impairment of long-lived assets, net of (gain) loss on sale	10,837	8,236	0.15	6,961	4,525	0.09	(674)	(437)	(0.01)
(Gain) loss on early termination of loss share agreements	(2,708)	(2,058)	(0.04)	—	—	—	17,798	11,569	0.28
Litigation expense	—	—	—	11,692	11,405	0.22	—	—	—
Other non-core non-interest expense	(133)	(102)	0.01	844	603	0.01	2,752	1,788	0.04
Total non-interest expense adjustments	43,581	33,256	0.61	63,493	47,065	0.91	20,661	13,430	0.32
Income tax expense (benefit) - impact of the Tax Act	—	(58,745)	(1.06)	—	51,023	0.99	—	—	—
Income tax expense (benefit) - other	—	173	—	—	(1,237)	(0.02)	—	(6,836)	(0.16)
Core earnings (Non-GAAP)	496,422	374,077	6.69	356,520	230,266	4.47	290,630	184,093	4.43
Provision for credit losses (1)	40,385	30,692		51,708	33,610		41,521	26,989
Pre-provision earnings, as adjusted (Non-GAAP)	$536,807	$404,769		$408,228	$263,876		$332,151	$211,082

(1)
Excluding preferred stock dividends, merger-related expense, and litigation expense, after-tax amounts are calculated using a tax rate of 24% in 2018 and 35% in 2017 and 2016, which approximates the marginal tax rate.

(2)	Diluted per share amounts may not appear to foot due to rounding.

(Dollars in thousands)	2018	2017	2016
Net interest income (GAAP)	$1,013,248	$808,846	$649,238
Taxable equivalent benefit	5,760	10,308	9,233
Net interest income (TE) (Non-GAAP) (1)	$1,019,008	$819,154	$658,471

Non-interest income (GAAP)(3)	$152,562	$202,147	$227,717
Taxable equivalent benefit	1,677	2,736	2,822
Non-interest income (TE) (Non-GAAP) (1)(3)	154,239	204,883	230,539
Taxable equivalent revenues (Non-GAAP) (1)(3)	1,173,247	1,024,037	889,010
Securities losses (gains) and other non-interest income	50,314	148	(2,001)
Core taxable equivalent revenues (Non-GAAP) (1)(3)	$1,223,561	$1,024,185	$887,009

Total non-interest expense (GAAP)(3)	$722,898	$666,406	$563,464
Less: Intangible amortization expense	21,678	12,590	8,415
Tangible non-interest expense (Non-GAAP) (2)(3)	701,220	653,816	555,049
Less: Merger-related expense	31,295	40,971	3
Compensation-related expense	4,290	3,025	782
Impairment of long-lived assets, net of (gain) loss on sale	10,837	6,961	(674)
(Gain) loss on early termination of loss share agreements	(2,708)	—	17,798
Litigation expense	—	11,692	—
Other non-core non-interest expense	(133)	844	2,752
Core tangible non-interest expense (Non-GAAP) (2)(3)	$657,639	$590,323	$534,388

Average assets (GAAP)	$29,578,026	$24,480,656	$20,321,234
Less: Average intangible assets, net	1,307,156	957,209	759,749
Total average tangible assets (Non-GAAP) (2)	$28,270,870	$23,523,447	$19,561,485

Total shareholders’ equity (GAAP)	$4,056,277	$3,696,791	$2,939,694
Less: Goodwill and other intangibles	1,315,462	1,271,807	755,765
Preferred stock	132,097	132,097	132,097
Tangible common equity (Non-GAAP) (2)	$2,608,718	$2,292,887	$2,051,832

Average shareholders’ equity (GAAP)	$3,882,728	$3,508,350	$2,637,594
Less: Average preferred equity	132,097	132,097	112,598
Average common equity	3,750,631	3,376,253	2,524,996
Less: Average intangible assets, net	1,307,156	957,209	759,749
Average tangible common shareholders' equity (Non-GAAP) (2)	$2,443,475	$2,419,044	$1,765,247

Return on average assets (GAAP)	1.25%	0.58%	0.92%
Effect of non-core revenues and expenses	0.05	0.40	0.03
Core return on average assets (Non-GAAP)	1.30%	0.98%	0.95%

Return on average common equity (GAAP)	9.63%	3.95%	7.08%
Effect of non-core revenues and expenses	0.34	2.87	0.21
Core return on average common equity (Non-GAAP)	9.97%	6.82%	7.29%
Effect of intangibles (2)	6.04	3.04	3.45
Core return on average tangible common equity (Non-GAAP) (2)	16.01%	9.86%	10.74%

Efficiency ratio (GAAP)(3)	62.0%	65.9%	64.3%
Effect of tax benefit related to tax-exempt income(3)	(0.4)	(0.8)	(0.9)
Efficiency ratio (TE) (Non-GAAP) (1)(3)	61.6%	65.1%	63.4%
Effect of amortization of intangibles	(1.9)	(1.3)	(1.0)

Effect of non-core items	(6.0)	(6.2)	(2.2)
Core tangible efficiency ratio (TE) (Non-GAAP) (1) (2)(3)	53.7%	57.6%	60.2%

Total assets (GAAP)	$30,833,015	$27,904,129	$21,659,190
Less: Goodwill and other intangibles	1,315,462	1,271,807	755,765
Tangible assets (Non-GAAP) (2)	$29,517,553	$26,632,322	$20,903,425
Tangible common equity ratio (Non-GAAP) (2)	8.84%	8.61%	9.82%

Cash Yield:
Earning assets average balance (GAAP)	$27,199,588	$22,482,689	$18,477,064
Add: Adjustments	144,127	160,675	73,010
Earning assets average balance, as adjusted (Non-GAAP)	$27,343,715	$22,643,364	$18,550,074

Net interest income (GAAP)	$1,013,248	$808,846	$649,238
Add: Adjustments	(68,755)	(63,866)	(32,575)
Net interest income, as adjusted (Non-GAAP)	$944,493	$744,980	$616,663

Yield, as reported	3.75%	3.64%	3.56%
Add: Adjustments	(0.28)	(0.31)	(0.19)
Yield, as adjusted (Non-GAAP)	3.47%	3.33%	3.37%
(1) Fully taxable-equivalent (TE) calculations include the tax benefit associated with related income sources that are tax-exempt using a rate of 21% for 2018 and 35% for 2017 and 2016.
(2) Tangible calculations eliminate the effect of goodwill and acquisition-related intangibles and the corresponding amortization expense on a tax-effected basis where applicable.
(3) Certain prior period amounts have been reclassified to conform to the net presentation requirements of ASU No. 2014-09, Revenue from Contracts with Customers, which was adopted effective January 1, 2018. The adoption resulted in a reduction of non-interest income and non-interest expense of approximately $8.9 million and $6.1 million in 2017 and 2016, respectively, and had no impact on net income.

TABLE 30 – QUARTERLY RESULTS OF OPERATIONS AND SELECTED CASH FLOW DATA (UNAUDITED)

	2018
(Dollars in thousands, except per share data)	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Total interest and dividend income	$330,196	$317,067	$303,823	$270,543
Total interest expense	65,175	57,842	47,710	37,654
Net interest income	265,021	259,225	256,113	232,889
Provision for credit losses	13,094	11,384	7,696	8,211
Net interest income after provision for credit losses	251,927	247,841	248,417	224,678
(Loss) gain on sale of available for sale securities	(49,844)	—	3	(59)
Other non-interest income	50,813	53,087	53,937	44,625
Total non-interest expense	168,989	169,062	196,776	188,071
Income before income taxes	83,907	131,866	105,581	81,173
Income tax (benefit) expense	(46,132)	30,401	30,457	17,552
Net income	$130,039	$101,465	$75,124	$63,621
Less: Preferred stock dividends	949	3,599	949	3,598
Net income available to common shareholders	$129,090	$97,866	$74,175	$60,023
Less: Earnings allocated to unvested restricted stock	1,214	908	767	639
Earnings allocated to common shareholders	$127,876	$96,958	$73,408	$59,384
Earnings per common share - basic	$2.33	$1.74	$1.31	$1.11
Earnings per common share - diluted	2.32	1.73	1.30	1.10
Cash dividends declared per common share	0.41	0.39	0.38	0.38

	2017
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Total interest and dividend income	$269,703	$246,972	$204,575	$192,533
Total interest expense	34,201	30,089	20,932	19,715
Net interest income	235,502	216,883	183,643	172,818
Provision for credit losses	12,825	21,459	10,852	6,572
Net interest income after provision for credit losses	222,677	195,424	172,791	166,246
Gain (loss) on sale of available for sale securities	35	(242)	59	—
Other non-interest income	52,308	51,085	53,779	45,124
Total non-interest expense	183,634	197,817	146,578	138,378
Income before income taxes	91,386	48,450	80,051	72,992
Income tax expense	81,108	18,806	28,033	22,519
Net income	$10,278	$29,644	$52,018	$50,473
Less: Preferred stock dividends	949	3,598	949	3,599
Net income available to common shareholders	$9,329	$26,046	$51,069	$46,874
Less: Earnings allocated to unvested restricted stock	101	283	361	346
Earnings allocated to common shareholders	$9,228	$25,763	$50,708	$46,528
Earnings per common share - basic	$0.17	$0.49	$1.00	$1.01
Earnings per common share - diluted	0.17	0.49	0.99	1.00
Cash dividends declared per common share	0.37	0.37	0.36	0.36

Glossary of Defined Terms

Term	Definition
ACL	Allowance for credit losses
Acquired loans	Loans acquired in a business combination
AFS	Securities available for sale
ALLL	Allowance for loan and lease losses
AOCI	Accumulated other comprehensive income (loss)
ASC	Accounting Standards Codification
ASU	Accounting Standards Update
Banco Sabadell	Banco de Sabadell, S.A.
Basel III	Global regulatory standards on bank capital adequacy and liquidity published by the BCBS
BOLI	Bank owned life insurance
CDE	IBERIA CDE, LLC
C&I	Commercial and Industrial loans
CDI	Core deposit intangible assets
CET1	Common Equity Tier 1 Capital defined by Basel III capital rules
CFPB	Consumer Financial Protection Bureau
CRE	Commercial Real Estate Loans
Company	IBERIABANK Corporation and Subsidiaries
Covered Loans	Acquired loans with loss protection provided by the FDIC
DOJ	Department of Justice
Dodd-Frank Act	Dodd-Frank Wall Street Reform and Consumer Protection Act
ECL	Expected credit losses
EPS	Earnings per common share
FASB	Financial Accounting Standards Board
FDIC	Federal Deposit Insurance Corporation
First Private	First Private Holdings, Inc
FHLB	Federal Home Loan Bank
Florida Bank Group	Florida Bank Group, Inc
FOMC	Federal Open Market Committee
FRB	Board of Governors of the Federal Reserve System
GAAP	Accounting principles generally accepted in the United States of America
Georgia Commerce	Georgia Commerce Bancshares, Inc.
Gibraltar	Gibraltar Private Bank & Trust Co.
GSE	Government-sponsored enterprises
HTM	Securities held-to-maturity
HUD	U.S. Department of Housing and Urban Development
IAM	IBERIA Asset Management, Inc.
IBERIABANK	Banking subsidiary of IBERIABANK Corporation
ICP	IBERIA Capital Partners, LLC
MMDA	Money market deposits accounts
Mortgage	IBERIABANK Mortgage Division
Legacy loans	Loans that were originated directly or otherwise underwritten by the Company
LIBOR	London Interbank Borrowing Offered Rate
LTC	Lenders Title Company
Non-GAAP	Financial measures determined by methods other than in accordance with GAAP

NOW	Negotiable order of withdrawal
OCC	Office of the Comptroller of the Currency
OCI	Other comprehensive income
OFI	Office of Financial Institutions
Old Florida	Old Florida Bancshares, Inc.
OMNI	OMNI BANCSHARES, Inc.
OREO	Other real estate owned
OTTI	Other than temporary impairment
Parent	IBERIABANK Corporation
RRP	Recognition and Retention Plan
Sabadell United	Sabadell United Bank, N.A.
SBA	Small Business Administration
SEC	Securities and Exchange Commission
SolomonParks	SolomonParks Title & Escrow, LLC
TE	Fully taxable equivalent
Tax Act	Tax Cuts and Jobs Act
Teche	Teche Holding Company
TDR	Troubled debt restructuring
Trust One-Memphis	Trust One Bank (Memphis Operations)
U.S.	United States of America
VIE	Variable interest entity

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
The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2018. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework (2013 Framework). Based on its assessment, management believes that, as of December 31, 2018, the Company’s internal control over financial reporting was effective based on those criteria.
The Company’s independent registered public accounting firm has also issued an attestation report, which expresses an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2018.
There was no change in the Company's internal control over financial reporting that occurred during the fourth quarter of 2018 that has materially affected, is likely to materially affect, the Company's internal control over financial reporting.

/s/ Daryl G. Byrd	/s/ Anthony J. Restel
Daryl G. Byrd	Anthony J. Restel
President and Chief Executive Officer	Vice Chairman and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Shareholders
IBERIABANK Corporation

Opinion on Internal Control over Financial Reporting

We have audited IBERIABANK Corporation and subsidiaries’ internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, IBERIABANK Corporation and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States (PCAOB), the consolidated balance sheets of IBERIABANK Corporation and subsidiaries as of December 31, 2018 and 2017, and the related consolidated statements of comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes and our report dated February 22, 2019 expressed an unqualified opinion thereon.

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
February 22, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON THE CONSOLIDATED FINANCIAL STATEMENTS

The Board of Directors and Shareholders
IBERIABANK Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of IBERIABANK Corporation and subsidiaries (the Company) as of December 31, 2018 and 2017, and the related consolidated statements of comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 22, 2019 expressed an unqualified opinion thereon.

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
New Orleans, Louisiana
February 22, 2019

IBERIABANK CORPORATION AND SUBSIDIARIES
Consolidated Balance Sheets

	December 31,
(Dollars in thousands, except share data)	2018	2017
Assets
Cash and due from banks	$294,186	$319,156
Interest-bearing deposits in other banks	396,267	306,568
Total cash and cash equivalents	690,453	625,724
Securities available for sale, at fair value	4,783,579	4,590,062
Securities held to maturity (fair values of $204,277 and $227,964, respectively)	207,446	227,318
Mortgage loans held for sale, at fair value	107,734	134,916
Loans and leases, net of unearned income	22,519,815	20,078,181
Allowance for loan and lease losses	(140,571)	(140,891)
Loans and leases, net	22,379,244	19,937,290
Premises and equipment, net	300,507	331,413
Goodwill	1,235,533	1,188,902
Other intangible assets	88,736	88,562
Other assets	1,039,783	779,942
Total Assets	$30,833,015	$27,904,129
Liabilities
Deposits:
Non-interest-bearing	$6,542,490	$6,209,925
Interest-bearing	17,220,941	15,256,792
Total deposits	23,763,431	21,466,717
Short-term borrowings	1,482,882	991,297
Long-term debt	1,166,151	1,495,835
Other liabilities	364,274	253,489
Total Liabilities	26,776,738	24,207,338
Shareholders’ Equity
Preferred stock, $1 par value - 5,000,000 shares authorized
Non-cumulative perpetual, liquidation preference $10,000 per share; 13,750 and 13,750 shares issued and outstanding, respectively, including related surplus	132,097	132,097
Common stock, $1 par value - 100,000,000 shares authorized; 54,796,231 and 53,872,272 shares issued and outstanding, respectively	54,796	53,872
Additional paid-in capital	2,869,416	2,787,484
Retained earnings	1,042,718	769,226
Accumulated other comprehensive income (loss)	(42,750)	(45,888)
Total Shareholders’ Equity	4,056,277	3,696,791
Total Liabilities and Shareholders’ Equity	$30,833,015	$27,904,129
The accompanying Notes are an integral part of these Consolidated Financial Statements.

IBERIABANK CORPORATION AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income

	Year Ended December 31,
(Dollars in thousands, except per share data)	2018	2017	2016
Interest and Dividend Income
Loans, including fees	$1,086,662	$802,947	$663,036
Mortgage loans held for sale, including fees	3,748	4,679	6,564
Investment securities:
Taxable interest	107,137	87,359	52,150
Tax-exempt interest	10,634	8,835	7,004
Amortization of FDIC loss share receivable	—	—	(16,023)
Other	13,448	9,963	4,208
Total interest and dividend income	1,221,629	913,783	716,939
Interest Expense
Deposits:
NOW and MMDA	113,996	57,283	32,396
Savings	2,117	1,455	1,145
Time deposits	44,839	21,095	18,040
Short-term borrowings	14,682	7,557	2,452
Long-term debt	32,747	17,547	13,668
Total interest expense	208,381	104,937	67,701
Net interest income	1,013,248	808,846	649,238
Provision for credit losses	40,385	51,708	41,521
Net interest income after provision for credit losses	972,863	757,138	607,717
Non-interest Income
Mortgage income	46,424	63,570	83,853
Service charges on deposit accounts	52,803	47,678	44,135
Title revenue	24,149	21,972	22,213
Broker commissions	9,195	9,161	14,391
ATM/debit card fee income	10,295	10,199	10,008
Credit card and merchant-related income	12,540	10,904	11,245
Trust department income	15,981	9,705	7,174
(Loss) gain on sale of available for sale securities	(49,900)	(148)	2,001
Other non-interest income	31,075	29,106	32,697
Total non-interest income	152,562	202,147	227,717
Non-interest Expense
Salaries and employee benefits	414,741	379,527	331,686
Net occupancy and equipment	77,246	70,663	65,797
Communication and delivery	15,951	14,252	12,383
Marketing and business development	18,371	13,999	12,332
Computer services expense	39,680	36,790	25,091
Professional services	28,698	48,545	19,153
Credit and other loan related expense	19,088	18,411	13,840
Insurance	25,274	21,815	17,270
(Gain) loss on early termination of FDIC loss share agreements	(2,708)	—	17,798
Travel and entertainment	10,035	11,287	8,481
Amortization of acquisition intangibles	21,678	12,590	8,415
Impairment of long-lived assets and other losses	27,780	12,246	6,111
Other non-interest expense	27,064	26,281	25,107
Total non-interest expense	722,898	666,406	563,464
Income before income tax expense	402,527	292,879	271,970
Income tax expense	32,278	150,466	85,193
Net Income	370,249	142,413	186,777
Less: Preferred stock dividends	9,095	9,095	7,977
Net Income Available to Common Shareholders	$361,154	$133,318	$178,800

Income Available to Common Shareholders - Basic	$361,154	$133,318	$178,800
Less: Earnings Allocated to Unvested Restricted Stock	3,583	1,210	1,872
Earnings Allocated to Common Shareholders	$357,571	$132,108	$176,928
Earnings per common share - Basic	$6.50	$2.61	$4.32
Earnings per common share - Diluted	6.46	2.59	4.30
Cash dividends declared per common share	1.56	1.46	1.40
Comprehensive Income
Net Income	$370,249	$142,413	$186,777
Other comprehensive income (loss), net of tax:
Unrealized gains (losses) on securities:
Unrealized holding gains (losses) arising during the period (net of tax effects of $10,870, $6,244, and $12,261, respectively)	(40,895)	(11,596)	(22,771)
Less: Reclassification adjustment for gains (losses) included in net income (net of tax effects of $10,479, $52, and $700, respectively)	(39,421)	(96)	1,301
Unrealized gains (losses) on securities, net of tax	(1,474)	(11,500)	(24,072)
Fair value of derivative instruments designated as cash flow hedges:
Change in fair value of derivative instruments designated as cash flow hedges during the period (net of tax effects of $1,174, $329, and $231, respectively)	4,416	(611)	(328)
Less: Reclassification adjustment for gains (losses) included in net income (net of tax effects of $52, $210, and $27, respectively)	(196)	(390)	50
Fair value of derivative instruments designated as cash flow hedges, net of tax	4,612	(221)	(378)
Other comprehensive income (loss), net of tax	3,138	(11,721)	(24,450)
Comprehensive income	$373,387	$130,692	$162,327
The accompanying Notes are an integral part of these Consolidated Financial Statements.

IBERIABANK CORPORATION AND SUBSIDIARIES
Consolidated Statements of Shareholders’ Equity

	Preferred Stock		Common Stock
(In thousands, except share and per share data)	Shares	Amount	Shares	Amount	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 2015	8,000	$76,812	41,139,537	$41,140	$1,797,982	$584,486	$(1,585)	$2,498,835
Net income	—	—	—	—	—	186,777	—	186,777
Other comprehensive income (loss)	—	—	—	—	—	—	(24,450)	(24,450)
Cash dividends declared, $1.40 per share	—	—	—	—	—	(58,895)	—	(58,895)
Preferred stock dividends	—	—	—	—	—	(7,977)	—	(7,977)
Common stock issued under incentive plans, net of shares surrendered in payment, including tax benefit	—	—	264,605	264	7,756	—	—	8,020
Common stock issued	—	—	3,593,750	3,594	275,648	—	—	279,242
Preferred stock issued	5,750	55,285	—	—	—	—	—	55,285
Common stock repurchases	—	—	(202,506)	(203)	(11,463)	—	—	(11,666)
Share-based compensation cost	—	—	—	—	14,523	—	—	14,523
Balance, December 31, 2016	13,750	$132,097	44,795,386	$44,795	$2,084,446	$704,391	$(26,035)	$2,939,694
Net income	—	—	—	—	—	142,413	—	142,413
Other comprehensive income (loss)	—	—	—	—	—	—	(11,721)	(11,721)
Cash dividends declared, $1.46 per share	—	—	—	—	—	(76,615)	—	(76,615)
Reclassification of AOCI to RE due to Tax Act(1)	—	—	—	—	—	8,132	(8,132)	—
Preferred stock dividends	—	—	—	—	—	(9,095)	—	(9,095)
Common stock issued under incentive plans, net of shares surrendered in payment	—	—	366,582	367	(882)	—	—	(515)
Common stock issued	—	—	6,100,000	6,100	479,051	—	—	485,151
Common stock issued for acquisitions	—	—	2,610,304	2,610	208,433	—	—	211,043
Share-based compensation cost	—	—	—	—	16,436	—	—	16,436
Balance, December 31, 2017	13,750	$132,097	53,872,272	$53,872	$2,787,484	$769,226	$(45,888)	$3,696,791
Cumulative-effect adjustment due to the adoption of ASU 2016-01(2)	—	—	—	—	—	(345)	—	(345)
Net income	—	—	—	—	—	370,249	—	370,249
Other comprehensive income (loss)	—	—	—	—	—	—	3,138	3,138
Cash dividends declared, $1.56 per share	—	—	—	—	—	(87,317)	—	(87,317)
Preferred stock dividends	—	—	—	—	—	(9,095)	—	(9,095)
Common stock issued under incentive plans, net of shares surrendered in payment	—	—	108,686	109	(3,335)	—	—	(3,226)
Common stock issued for acquisitions	—	—	2,787,773	2,788	211,871	—	—	214,659
Common stock repurchases	—	—	(1,972,500)	(1,973)	(146,882)	—	—	(148,855)
Share-based compensation cost	—	—	—	—	20,278	—	—	20,278
Balance, December 31, 2018	13,750	$132,097	54,796,231	$54,796	$2,869,416	$1,042,718	$(42,750)	$4,056,277

(1) One-time reclassification from accumulated other comprehensive income ("AOCI") to retained earnings ("RE") for stranded tax effects resulting from the Tax Cuts and Jobs Act (the "Tax Act"), enacted on December 22, 2017.

(2) Cumulative-effect adjustment to beginning retained earnings for fair value adjustments related to the reclassification of certain equity investments in accordance with ASU 2016-01, adopted as of January 1, 2018.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

IBERIABANK CORPORATION AND SUBSIDIARIES
Consolidated Statements of Cash Flows

	Year Ended December 31,
(Dollars in thousands)	2018	2017	2016
Cash Flows from Operating Activities
Net income	$370,249	$142,413	$186,777
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, amortization, and accretion, including amortization of purchase accounting adjustments and market value adjustments	(7,534)	(4,113)	10,633
Provision for credit losses	40,385	51,708	41,521
Share-based compensation cost - equity awards	20,278	16,436	14,523
Loss (gain) on sale of OREO and long-lived assets, net of impairment	4,429	1,581	(3,298)
Loss (gain) on sale of available for sale securities	49,900	148	(2,001)
(Gain) loss on early termination of FDIC loss share agreements	(2,708)	—	17,798
Cash paid for early termination of FDIC loss share agreements	(5,637)	—	(6,502)
Deferred income tax expense (benefit)	153,518	71,257	(16,654)
Originations of mortgage loans held for sale	(1,469,847)	(1,844,358)	(2,460,033)
Proceeds from sales of mortgage loans held for sale	1,543,724	1,922,003	2,525,945
Realized and unrealized (gain) on mortgage loans held for sale, net	(45,338)	(62,438)	(74,486)
Other operating activities, net	(204,998)	(30,991)	73,865
Net Cash Provided by Operating Activities	446,421	263,646	308,088
Cash Flows from Investing Activities
Proceeds from sales of available for sale securities	1,035,482	682,349	197,733
Proceeds from maturities, prepayments and calls of available for sale securities	635,183	568,250	484,138
Purchases of available for sale securities, net of available for sale securities acquired	(1,959,952)	(1,475,008)	(1,384,525)
Proceeds from maturities, prepayments and calls of held to maturity securities	16,841	8,687	8,791
Purchases of held to maturity securities	—	(148,234)	—
Purchases of equity securities, net of equity securities acquired	(30,904)	(71,684)	(31,530)
Proceeds from sales of equity securities	88,200	21,532	—
Increase in loans, net of loans acquired	(949,953)	(976,488)	(704,025)
Proceeds from sale of premises and equipment	6,374	354	1,941
Purchases of premises and equipment, net of premises and equipment acquired	(13,730)	(37,763)	(12,840)
Proceeds from dispositions of OREO	15,810	25,624	33,236
Cash paid for additional investment in tax credit entities	(18,818)	(16,401)	(19,208)
Cash received (paid) for acquisition of a business, net of cash paid	99,318	(490,435)	—
Purchase of bank owned life insurance policies	(50,000)	—	(24,058)
Other investing activities, net	343	636	25,950
Net Cash Used in Investing Activities	(1,125,806)	(1,908,581)	(1,424,397)
Cash Flows from Financing Activities
Increase (decrease) in deposits, net of deposits acquired	1,232,603	(323,257)	1,230,008
Net change in short-term borrowings, net of borrowings acquired	491,585	(38,377)	182,518
Proceeds from long-term debt, net of long-term debt acquired	937,917	964,974	304,728
Repayments of long-term debt	(1,672,033)	(97,259)	(15,025)
Cash dividends paid on common stock	(84,782)	(72,772)	(56,793)
Cash dividends paid on preferred stock	(9,095)	(9,095)	(7,028)
Net share-based compensation stock transactions	(3,226)	(832)	6,899

Payments to repurchase common stock	(148,855)	—	(11,666)
Net proceeds from issuance of common stock	—	485,151	279,242
Net proceeds from issuance of preferred stock	—	—	55,285
Net Cash Provided by Financing Activities	744,114	908,533	1,968,168
Net Increase (Decrease) In Cash and Cash Equivalents	64,729	(736,402)	851,859
Cash and Cash Equivalents at Beginning of Period	625,724	1,362,126	510,267
Cash and Cash Equivalents at End of Period	$690,453	$625,724	$1,362,126
Supplemental Schedule of Non-cash Activities
Acquisition of real estate in settlement of loans	$12,557	$18,170	$9,743
Common stock issued in acquisitions	$214,659	$211,043	$—
Supplemental Disclosures
Cash paid for:
Interest on deposits and borrowings, net of acquired	$198,905	$102,558	$70,084
Income taxes, net	$34,313	$77,034	$79,784
The accompanying Notes are an integral part of these Consolidated Financial Statements.

IBERIABANK CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements
NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
GENERAL
IBERIABANK Corporation is a financial holding company with locations in Louisiana, Arkansas, Tennessee, Alabama, Texas, Florida, Georgia, South Carolina, North Carolina, Mississippi, Missouri, and New York offering commercial, private banking, consumer, small business, wealth and trust management, retail brokerage, mortgage, and title insurance services. The accompanying consolidated financial statements have been prepared in accordance with GAAP and practices generally accepted in the banking industry. The consolidated financial statements include the accounts of the Company and its subsidiaries.
When we refer to the “Company,” “we,” “our,” or “us” in this Report, we mean IBERIABANK Corporation and subsidiaries (consolidated). When we refer to the “Parent,” we mean IBERIABANK Corporation. See the Glossary of Defined Terms of this Report for terms used throughout this Report.
Reclassification
Certain amounts reported in prior periods have been reclassified to conform to the current period presentation. These reclassifications did not have a material effect on previously reported consolidated financial statements.
PRINCIPLES OF CONSOLIDATION
All significant intercompany balances and transactions have been eliminated in consolidation. The Company’s consolidated financial statements include all entities in which the Company has a controlling financial interest under either the voting interest or variable interest model. The assessment of whether or not the Company has a controlling interest (i.e., the primary beneficiary) in a variable interest entity (VIE) is performed on an on-going basis. All equity investments in non-consolidated VIEs are included in "other assets" in the Company’s consolidated balance sheets. The Company’s maximum exposure to loss as a result of its involvement with non-consolidated VIEs was approximately $230.2 million and $160.2 million at December 31, 2018 and 2017, respectively.  The Company's maximum exposure to loss was equivalent to the carrying value of its investments and any related outstanding loans to the non-consolidated VIEs.
Investments in entities that are not consolidated are accounted for under either the equity, fair value, or proportional amortization method of accounting. Prior to January 1, 2018, investments in entities that were not consolidated were accounted for under either the equity, cost, or proportional amortization method of accounting. Investments for which the Company has the ability to exercise significant influence over the operating and financing decisions of the entity are accounted for under the equity method. Investments for which the Company does not hold such ability are accounted for at cost less impairment plus or minus changes resulting from observable price changes, which approximates fair value. Prior to January 1, 2018, investments for which the Company did not hold such ability were accounted for under the cost method. Investments in qualified affordable housing projects, which meet certain criteria, are accounted for under the proportional amortization method.
USE OF ESTIMATES
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Material estimates that are susceptible to significant change in the near term are the accounting for acquired impaired loans, the allowance for credit losses, the valuation of goodwill and other intangible assets, and income taxes.
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
CASH AND CASH EQUIVALENTS
For purposes of presentation in the consolidated statements of cash flows, cash and cash equivalents are defined as cash on hand, interest-bearing deposits, and non-interest-bearing demand deposits at other financial institutions with original maturities less than three months. IBERIABANK may be required to maintain average cash balances on hand or with the Federal Reserve Bank to meet regulatory reserve and clearing requirements. At December 31, 2018 and 2017, IBERIABANK had sufficient cash deposited with the Federal Reserve Bank to cover the required reserve balance.
INVESTMENT SECURITIES
Management determines the appropriate accounting classification of debt and equity securities at the time of acquisition and re-evaluates such designations at least quarterly. Debt securities that management has the ability and intent to hold to maturity are classified as HTM and carried at cost, adjusted for amortization of premiums and accretion of discounts using methods approximating the interest method. Securities acquired with the intention of recognizing short-term profits or which are actively bought and sold are classified as trading securities and reported at fair value, with unrealized gains and losses recognized in earnings. Securities not classified as HTM or trading are classified as AFS and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in OCI. Prior to January 1, 2018, equity securities with readily determinable fair values were also classified as AFS and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in OCI. Credit-related declines in the fair value of debt securities that are considered OTTI are recorded in earnings. Prior to January 1, 2018, credit-related declines in the fair value of marketable equity securities that were considered OTTI were recorded in earnings.
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
Other equity securities primarily consist of stock acquired for regulatory purposes, such as Federal Home Loan Bank stock and Federal Reserve Bank stock and are included in “other assets."
Gains or losses on securities sold are recorded on the trade date, using the specific identification method.

LOANS HELD FOR SALE
Loans and loan commitments which the Company does not have the intent and ability to hold for the foreseeable future or until maturity or payoff are classified as loans held for sale at the time of origination or acquisition. Subsequent to origination or acquisition, if the Company no longer has the intent or ability to hold a loan for the foreseeable future, generally a decision has been made to sell the loan and it is classified within loans held for sale. Unless the fair value option has been elected at origination or acquisition, loans classified as held for sale are carried at the lower of cost or fair value. Amortization/accretion of remaining unamortized net deferred loan fees or costs and discounts or premiums (if applicable) ceases when a loan is classified as held for sale.
Loans held for sale primarily consist of fixed rate single-family residential mortgage loans originated and committed to be sold in the secondary market. Mortgage loans originated and held for sale are recorded at fair value under the fair value option, unless otherwise noted. For mortgage loans for which the Company has elected the fair value option, gains and losses are included in mortgage income. For any other loans held for sale, net unrealized losses, if any, are recognized through a valuation allowance that is recorded as a charge to non-interest income. See Note 19 for further discussion of the determination of fair value for loans held for sale. In most cases, loans in this category are sold within thirty days and are generally sold with the mortgage servicing rights released. Buyers generally have recourse to return a purchased loan or request reimbursement for the loan premium or consideration transferred for servicing rights under limited circumstances. Recourse conditions may include prepayment, payment default, breach of representations or warranties, and documentation deficiencies. During 2018 and 2017, an insignificant number of loans were returned to the Company. At December 31, 2018 and 2017, the recorded repurchase liability associated with transferred loans was not material.
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
Acquired (Loans acquired through Business Combinations)
Acquired loans are recorded at fair value on the acquisition date. Credit risk assumptions and any resulting credit discounts are included in the determination of fair value. Therefore, an ALL is not recorded at the acquisition date. The determination of fair value includes estimates related to discount rates, expected prepayments, and the amount and timing of undiscounted expected principal, interest, and other cash flows.
All acquired loans are evaluated for impairment at the time of acquisition. At the time of acquisition, acquired loans that reflect credit deterioration since origination to the extent that it is probable that the Company will be unable to collect all contractually required payments are classified as purchased impaired loans (“acquired impaired loans”). All other acquired loans are classified as purchased non-impaired loans (“acquired non-impaired loans”).
At the time of acquisition, acquired impaired loans are accounted for individually or aggregated into loan pools with similar characteristics, which include:

•	whether the loan is performing according to contractual terms at the time of acquisition,

•	the loan type based on regulatory reporting guidelines, primarily whether the loan was a mortgage, consumer, or commercial loan,

•	the nature of the collateral,

•	the interest rate type, whether fixed or variable rate, and

•	the loan payment type, primarily whether the loan is amortizing or interest-only.
From these pools, the Company uses certain loan information, including outstanding principal balance, estimated expected losses, weighted average maturity, weighted average term to re-price for a variable rate loan, weighted average margin and weighted average interest rate to estimate the expected cash flows for each loan pool.

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
Subsequent to acquisition, the Company performs cash flow re-estimations at least quarterly for each acquired impaired loan or loan pool. Increases in estimated cash flows above those expected at the time of acquisition are recognized on a prospective basis as interest income over the remaining life of the loan and/or pool. Decreases in expected cash flows subsequent to acquisition generally result in recognition of a provision for credit loss. The measurement of cash flows involves several assumptions and judgments, including prepayments, default rates and loss severity among other factors. All of these factors are inherently subjective and significant changes in the cash flow estimations can result over the life of the loan.
Classification
The Company’s loan portfolio is disaggregated into portfolio segments for purposes of determining the ACL. The Company’s portfolio segments include commercial, residential mortgage, and consumer and other loans, bifurcated between legacy and acquired non-impaired loans. The Company further disaggregates each commercial, residential mortgage, and consumer and other loans portfolio segment into classes for purposes of monitoring and assessing credit quality based on certain risk characteristics. Classes within the commercial loan portfolio segment include commercial real estate-construction, commercial real estate-owner-occupied, commercial real estate-non-owner occupied, and commercial and industrial. Classes within the consumer and other loans portfolio segment include home equity, indirect automobile, credit card and other.
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

•	whether the customer cannot obtain sufficient funds from other sources at an effective interest rate equal to the current market rate for a similar loan for a non-troubled debtor.
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
Legacy and acquired non-impaired loans are placed on non-accrual status when any of the following occur: 1) the loan is maintained on a cash basis because of deterioration in the financial condition of the borrower; 2) collection of the full contractual amount of principal and interest is not expected even if the loan is currently paying as agreed;  or 3) when principal or interest has been in default for a period of 90 days or more, unless the loan is both well-secured and in the process of collection. Factors considered in determining the collection of the full contractual amount of principal and interest include assessment of the borrower’s cash flow, valuation of underlying collateral, and the ability and willingness of guarantors to provide credit support.  Certain commercial loans are also placed on non-accrual status when payment is not past due and full payment of principal and interest is expected, but the Company has doubt about the borrower’s ability to comply with existing repayment terms. Consideration will be given to placing a loan on non-accrual due to the deterioration of the debtor’s repayment ability, the repayment of the loan becoming dependent on the liquidation of collateral, an existing collateral deficiency, the loan being classified as "Doubtful" or "Loss," the client filing for bankruptcy, and/or foreclosure being initiated. Regarding all classes within the C&I and CRE portfolios, the determination of a borrower’s ability to make the required principal and interest payments is based on an examination of the borrower’s current financial statements, industry, management capabilities, and other qualitative factors.
Acquired impaired loans are placed on non-accrual status when the Company cannot reasonably estimate cash flows on a loan or loan pool. Legacy and acquired non-impaired loans are evaluated for potential charge-off in accordance with the parameters discussed in the following paragraph or when the loan is placed on non-accrual status, whichever is earlier.
Loans within the commercial portfolio (except for acquired impaired loans) are generally evaluated for charge-off at
90 days past due, unless both well-secured and in the process of collection. Closed and open-end residential mortgage and consumer loans (except for acquired impaired loans) are evaluated for charge-off no later than 120 days past due. Any outstanding loan balance in excess of the fair value of the collateral less costs to sell is charged-off no later than 120 days days past due for loans secured by real estate. For non-real estate secured loans, in lieu of charging off the entire loan balance, loans may be written down to the fair value of the collateral less costs to sell if repossession of collateral is assured and in process.
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
Loans are returned to accrual status when the borrower has demonstrated a capacity to continue payment of the debt (generally a minimum of six months of sustained repayment performance) and collection of contractually required principal and interest associated with the debt is reasonably assured. Additionally, for a non-accrual TDR to be returned to accrual status, a current, well-documented credit analysis is required and the borrower must have complied with all terms of the modification. At such time, the accrual of interest and amortization/accretion of any remaining unamortized net deferred fees or costs and discount or premium shall resume. Any interest income which was applied to the principal balance shall not be reversed and subsequently will be recognized as an adjustment to yield over the remaining life of the loan.
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

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal and/or interest in accordance with the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the likelihood of collecting scheduled principal and interest payments when contractually due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Impairment losses are measured on a loan-by-loan basis for commercial and certain residential mortgage or consumer loans, based on either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s observable market price, or the fair value of the collateral if the loan is collateral-dependent. This measurement requires significant judgment and use of estimates, and the actual loss ultimately recognized by the Company may differ significantly from the estimates.
ALLOWANCE FOR CREDIT LOSSES
The Company maintains the ACL at a level that management believes appropriate to absorb estimated probable credit losses incurred in the loan portfolios, including unfunded commitments, as of the consolidated balance sheet date. The ACL consists of the allowance for loan losses (contra asset) and the reserve for unfunded commitments (liability). The manner in which the ACL is determined is based on 1) the accounting method applied to the underlying loans and 2) whether the loan is required to be measured for impairment. The Company delineates between loans accounted for under the contractual yield method, legacy and acquired non-impaired loans, and acquired impaired loans. Further, for legacy and acquired non-impaired loans, the Company attributes portions of the ACL to loans and loan commitments that it measures individually, and groups of homogeneous loans and loan commitments that it measures collectively for impairment.
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
The allowance for loan losses for all impaired loans (excluding acquired impaired loans) is determined on an individual loan basis, considering the facts and circumstances specific to each borrower. The allowance is based on the difference between the recorded investment in the loan and generally either the estimated net present value of projected cash flows or the estimated value of the collateral associated with a collateral-dependent loan.
The allowance for loan losses for all non-impaired loans (excluding acquired impaired loans) is calculated based on pools of loans with similar characteristics. The pool-level allowance is calculated through the application of PD (i.e., probability of default) and LGD (i.e., loss given default) factors for each individual loan. PDs and LGDs are determined based on historical default and loss information for similar loans. For purposes of establishing estimated loss percentages for pools of loans that share common risk characteristics, the Company’s loan portfolio is segmented by various loan characteristics including loan type, risk rating for commercial, Vantage or FICO score for residential mortgage and consumer, past due status for residential mortgage and consumer and call report code. The default and loss information is measured over an appropriate period for each loan pool and adjusted as deemed appropriate. Qualitative adjustments are incorporated into the pool-level analysis to accommodate for the imprecision of certain assumptions and uncertainties inherent in the calculation.
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
GOODWILL AND OTHER INTANGIBLE ASSETS
Goodwill
Goodwill represents the excess of the consideration paid in a business combination over the fair value of the identifiable net assets acquired. Goodwill is not amortized, but is assessed for potential impairment at a reporting unit level on an annual basis, as of October 1st, or whenever events or changes in circumstances indicate that it is more likely than not the fair value of a reporting unit is less than its respective carrying amount. For the annual October 1, 2018 impairment evaluation, management elected to bypass the qualitative assessment for each respective reporting unit (IBERIABANK, Mortgage, and LTC) and performed Step 1 of the goodwill impairment test. Step 1 of the goodwill impairment test requires the Company to compare the fair value of each reporting unit with its carrying amount, including goodwill. Accordingly, the Company determined the fair value of each reporting unit and compared the fair value to each respective reporting unit’s carrying amount. The Company determined that none of the reporting units’ fair values were below their respective carrying amounts. The Company concluded goodwill was not impaired as of October 1, 2018. Further, no events or changes in circumstances between October 1, 2018 and December 31, 2018 indicated that it was more likely than not the fair value of any reporting unit had been reduced below its carrying value.

Based on the testing performed in 2018 and 2017, management concluded that for the IBERIABANK, Mortgage, and LTC reporting units, goodwill was not impaired at any time during those periods.
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
Intangible assets subject to amortization
The Company’s acquired intangible assets that are subject to amortization primarily include core deposit intangibles, which are amortized on a straight-line or accelerated basis, and a customer relationship intangible asset, which is amortized on an accelerated basis, over average lives not to exceed 10 years. The Company reviews intangible assets for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Impairment is identified if the sum of the undiscounted estimated future cash flows is less than the carrying value of the asset. Intangible assets are recorded within "other assets" on the Company’s consolidated balance sheets.

OTHER REAL ESTATE OWNED
Other real estate owned includes all real estate, other than bank premises used in bank operations, owned or controlled by the Company, including real estate acquired in settlement of loans. Properties are initially recognized at the lower of the recorded investment in the loan or its estimated fair value less costs to sell, generally when the Company has received physical possession. The amount by which the recorded investment of the loan exceeds the fair value less costs to sell of the property is charged to the ALL. Subsequent to foreclosure, the assets are carried at the lower of cost or fair value less costs to sell. Former bank properties transferred to OREO are recorded at the lower of cost or market. Subsequent declines in the fair value of other real estate are recorded as adjustments to the carrying amount through a valuation allowance. Revenue and expenses from operations, gain or loss on sale, and changes in the valuation allowance are included in net expenses from foreclosed assets. OREO is recorded within "other assets" on the Company’s consolidated balance sheets.
DERIVATIVE FINANCIAL INSTRUMENTS
The Company enters into various derivative financial instruments to manage interest rate risk, asset sensitivity and other exposures such as liquidity and credit risk, as well as to facilitate customer transactions. The primary types of derivatives utilized by the Company for its risk management strategies include interest rate swap agreements, interest rate collars, interest rate floors, foreign exchange contracts, interest rate lock commitments, forward sales commitments, written and purchased options, and credit derivatives. All derivative instruments are recognized on the consolidated balance sheets as "other assets" or "other liabilities" at fair value, regardless of whether a right of offset exists. Changes in the fair value of a derivative instrument are recorded based on whether it has been designated and qualifies as part of a hedging relationship.
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
Derivatives Designated in Hedging Relationships
For cash flow hedges, the effective and ineffective portions of the gain or loss related to the derivative instrument is initially reported as a component of OCI and subsequently reclassified into earnings when the forecasted transaction affects earnings or when the hedge is terminated. Prior to January 1, 2018, the ineffective portion of the gain or loss, if any, was reported in earnings immediately in either "other income" or "other expense," respectively. In applying hedge accounting for derivatives, the Company establishes and documents a method for assessing the effectiveness of the hedging derivative and a measurement approach for determining the ineffective aspect of the hedge upon the inception of the hedge. The Company has designated interest rate swaps in a cash flow hedge to convert forecasted variable interest payments to a fixed rate on its junior subordinated debt. The Company has also designated interest rate collars and interest rate floors in a cash flow hedge to reduce the risk of fluctuations in interest rates and thereby reduce the Company’s exposure to variability in cash flows from variable-rate loans. The Company has concluded that the forecasted transactions are probable of occurring.
Derivatives Not Designated in Hedging Relationships
For derivative instruments that are not designated as hedging instruments, changes in the fair value of the derivatives are recognized in earnings immediately.
Common Types of Derivatives

•
Interest rate swap agreements Interest rate swaps are agreements to exchange interest payments based upon notional amounts. The exchange of payments typically involves paying a fixed rate and receiving a variable rate or vice versa. The Company primarily utilizes these instruments, which the Company designates as cash flow hedges, to manage interest rate risk by converting a portion of its variable-rate loans or debt to a fixed rate.

•
Interest rate collars Interest rate collars are agreements that create a range within which interest rates can fluctuate. The interest rate collar protects against significant decreases in interest rates but limits the benefits when interest rates increase. These instruments are designated as cash flow hedges and are used by the Company to manage interest rate risk by reducing the variability in cash flows that can occur with variable-rate loans.

•
Interest rate floors Interest rate floors are agreements that protect against significant decreases in interest rates if interest rates fall below a specified level over an agreed period of time. These instruments are designated as cash flow hedges and are used by the Company to manage interest rate risk by reducing the variability in cash flows that can occur with variable-rate loans.

•
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

•
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

•
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

OFF-BALANCE SHEET CREDIT-RELATED FINANCIAL INSTRUMENTS
In the ordinary course of business, the Company executes various commitments to extend credit, including commitments under commercial construction arrangements, commercial and home equity lines of credit, credit card arrangements, commercial letters of credit, and standby letters of credit. These off-balance sheet financial instruments are generally exercisable at the market rate prevailing at the date the underlying transaction will be completed. Such financial instruments are recorded on the funding date. At December 31, 2018 and 2017, the fair value of guarantees under commercial and standby letters of credit was not material.
TRANSFERS OF FINANCIAL ASSETS
Transfers of financial assets, or portions thereof which meet the definition of a participating interest, are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when 1) the assets have been legally isolated from the Company, 2) the transferee has the right to pledge or exchange the assets with no conditions that constrain the transferee and provide more than a trivial benefit to the Company, and 3) the Company does not maintain effective control over the transferred assets. If the transfer does not satisfy all three criteria, the transaction is recorded as a secured borrowing.
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
For loan sales with servicing retained, a servicing right, generally an asset, is recorded at fair value at the time of sale for the right to service the loans sold. All servicing rights are identified by class and amortized over the remaining service life of the loan.

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
Deferred income tax assets and liabilities are determined using the liability or balance sheet method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.
The Company recognizes interest and penalties accrued related to unrecognized tax benefits, if applicable, in "non-interest expense."
Investments in qualified affordable housing projects that meet certain criteria are accounted for under the proportional amortization method. Under this method, the expense associated with the investments is recognized in income tax expense rather than non-interest expense. The Company has also elected to utilize the deferral method for investments that generate investment tax credits. Under this approach, the investment tax credits are recognized as a reduction of the related asset rather than income tax expense.
SHARE-BASED COMPENSATION PLANS
The Company issues stock options, restricted stock awards, restricted share units, and phantom stock awards under various plans to directors, officers, and other key employees. Compensation cost for all awards is recognized on a straight-line basis over the requisite service period, which is generally the vesting period, taking into account retirement eligibility. The majority of the Company's share-based awards qualify for equity accounting and contain service conditions. The fair value of awards is measured at the grant date and not subsequently remeasured. The Company accounts for share-based forfeitures as they occur.
For awards that contain a market condition, the Company includes the market condition in the determination of the grant date fair value of the award. Compensation cost for an award with a market condition is recognized regardless of whether the market condition is satisfied, assuming the requisite service is met. The Company does not include performance conditions in the determination of the grant date fair value of the award. Compensation cost for an award with a performance condition is not recognized if the performance condition is not satisfied. Phantom stock awards are accounted for as liability awards and are remeasured at each reporting period based on their fair value until the date of settlement. Compensation cost for each reporting period until settlement is based on the change (or a portion of the change, depending on the percentage of the requisite service that has been rendered at the reporting date) in the fair value of the phantom stock award for each reporting period.
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
SHARE REPURCHASES
The Company classifies repurchased shares as a reduction to issued shares of common stock and adjusts the stated value of common stock and paid-in-capital.

COMPREHENSIVE INCOME
Accounting principles generally require that recognized revenue, expenses, gains, and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities and cash flow hedges, are reported as a separate component of the shareholders’ equity section of the consolidated balance sheets, such items along with net income are components of comprehensive income.
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

Following is a description of the valuation methodologies used for financial instruments measured at fair value, as well as the classification of such instruments within the valuation hierarchy. The descriptions below are exclusive of assets or liabilities acquired in business combinations, as all such instruments are required to initially be measured at fair value.

•	Cash and cash equivalents The carrying amounts of cash and cash equivalents approximate their fair value and are classified within Level 1 of the fair value hierarchy.

•
Investment securities Securities are classified within Level 1 where quoted market prices are available in an active market. If quoted market prices are unavailable, fair value is estimated using quoted prices of securities with similar characteristics and the securities are classified within Level 2 of the fair value hierarchy.

•
Mortgage loans held for sale Mortgage loans originated and held for sale are recorded at fair value under the fair value option, unless otherwise noted. When determining the fair value of loans held for sale, the Company obtains quotes or bids on these loans directly from the purchasing financial institutions. Mortgage loans held for sale are classified within Level 2 of the fair value hierarchy.

•
Mortgage loans held for investment at fair value option The fair value of mortgage loans held for investment at fair value option is determined by a third party using a discounted cash flow model using various assumptions about future loan performance and market discount rates. Mortgage loans held for investment at fair value option are classified within Level 3 of the fair value hierarchy.

•
Loans The fair values of mortgage loans are estimated using an exit price methodology that is based on present values using interest rate that would be charged for a similar loan to a borrower with similar risk at December 31, 2018, weighted for varying maturity dates and adjusted for a liquidity discount based on the estimated time period to complete a sale transaction with a market participant. At December 31, 2017, the fair value of mortgage loans was estimated using an entry value methodology.

Other loans and leases are valued based on present values using the interest rate that would be charged for a similar instrument to a borrower with similar risk at December 31, 2018, applicable to each category of instruments, and adjusted for a liquidity discount based on the estimated time period to complete a sale transaction with a market participant. At December 31, 2017, the fair value of other loans and leases was estimated using an entry value methodology.
At December 31, 2018 and 2017, mortgage and other loans and leases are classified within Level 3 of the fair value hierarchy.

•
Impaired loans Fair value measurements for impaired loans are determined using either a present value of expected future cash flows discounted using the loan’s effective interest rate or the fair value of the collateral, if the loan is collateral-dependent (Level 3 of the fair value hierarchy). Fair value of the collateral is determined by appraisals or independent valuation less costs to sell. Impaired loans for which the fair value of the collateral is higher than the recorded investment in the loan are not adjusted to fair value and therefore not recorded in the Company’s non-recurring fair value measurements section of the Fair Value Measurements footnote.

•
Other real estate owned Fair values of OREO are determined by sales agreement or appraisal and costs to sell are based on estimation per the terms and conditions of the sales agreement or amounts commonly used in real estate transactions. Inputs include appraisal values on the properties or recent sales activity for similar assets in the property’s market. Updated appraisals are obtained on at least an annual basis. OREO measured at fair value is classified within Level 3 of the fair value hierarchy.

•
Derivative financial instruments Fair values of interest rate swaps, interest rate locks, interest rate collars, interest rate floors, foreign exchange contracts, forward sales contracts, and written and purchased options are estimated using prices of financial instruments with similar characteristics and thus are classified within Level 2 of the fair value hierarchy.

•
Deposits The fair value of non-interest-bearing deposits, NOW accounts, money market deposits and savings accounts are the amounts payable on demand at the reporting date. Certificates of deposit and other time deposits are valued using a discounted cash flow model based on the weighted-average rate at December 31, 2018 and 2017 for deposits with similar remaining maturities. The Company evaluated the inputs to the fair value estimate and based on our use of quoted prices for similar liabilities determined that the fair value of deposits should be classified within Level 2 of the fair value hierarchy.

•
Short-term borrowings Securities sold under agreements to repurchase, which are classified as secured borrowings, generally mature daily, are reflected at the amount of cash received in connection with the transaction, and are classified within Level 1 of the fair value hierarchy. The carrying amounts of other short-term borrowings maturing within ninety days approximate their fair values and are classified within Level 2 of the fair value hierarchy as similar instruments are traded in active markets.

•
Long-term debt The fair values of long-term debt are estimated using discounted cash flow analyses based on the Company’s current incremental borrowing rates for similar types of borrowing arrangements. The fair value of the Company’s long-term debt is classified within Level 3 of the fair value hierarchy.

NOTE 2 - RECENT ACCOUNTING PRONOUNCEMENTS
Pronouncements adopted during the year ended December 31, 2018:
ASU No. 2014-09
In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, which implements a common revenue standard and clarifies the principles used for recognizing revenue. The ASU clarifies that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.
Revenue from Contracts with Customers
The majority of the Company’s income streams (e.g., interest and dividend income and mortgage income) are accounted for in accordance with GAAP literature outside the scope of ASC 606, Revenue from Contracts with Customers. Details regarding income recognition for interest and non-interest streams can be found throughout Note 1 - Summary of Significant Accounting Policies. Impairment losses recognized against certain receivables (e.g., NSF fees) and capitalized costs (e.g., sales commissions) associated with contracts within the scope of ASC 606 are immaterial.
Non-interest income from service charges on deposit accounts, broker commissions, ATM/debit card fee income, credit card and merchant-related income (e.g., interchange fees), and transactional income from traditional banking services (part of other non-interest income) are the significant income streams within the scope of ASC 606 associated with the IBERIABANK reportable segment. Non-interest income from title revenue is associated with the LTC reportable segment.
Recognition of Revenue from Contracts with Customers
The Company enters into various contracts with customers to provide traditional banking services, including asset management, on a routine basis. The Company’s performance obligations are generally service-related and provided on a daily or monthly basis. The Company does not typically have performance obligations which extend beyond a reporting period. The performance obligations are generally satisfied upon completion of service (i.e., as services are rendered) and the fees are collected at such time, or shortly thereafter. The fees are readily determinable and allocated individually to each service. It is not typical for contracts to require significant judgment to determine the transaction price. Some contracts contain variable consideration; however, the variable consideration is generally constrained (not estimable) as it is based on the occurrence or nonoccurence of a contingent event (or another constraint in some circumstances). The Company generally records the variable consideration when the contingent event occurs and the fee is determinable.
The Company provides some services for customers in which it acts in an agent capacity, but generally acts in a principal capacity. Payment terms and conditions vary slightly amongst services; however, amounts are generally invoiced and due or collected by the Company within 30 days, although some fees may be prepaid. The Company bills the customer periodically as performance obligations are satisfied for most services. Therefore, revenue for services provided is generally recognized in the amount invoiced (except in circumstances of prepayment) as that amount corresponds directly to the value of the Company’s performance. In the normal course of business, the Company does not generally grant refunds for services provided. As such, the Company does not establish provisions for estimated returns.
Title revenue associated with services provided by LTC, as well as broker commissions, ATM/debit card fee income, credit card and merchant-related income (e.g., interchange fees), and transactional fees from traditional banking services generated within IBERIABANK are generally recognized at the point-in-time the services are provided. The Company has determined this recognition to be appropriate as, upon completion of services, the Company has completed its performance obligations, has a present right to payment (or has collected the cash), and the customer is able to obtain (or has obtained) substantially all of the benefits from the performance obligation (i.e., the provided services). Revenues from service charges on deposit accounts are recognized at the end of the monthly service period (e.g., account service charges) or the date the performance obligation is satisfied (e.g., NSF, stop payment, wire transfer, etc.), except for deposit account services performed by Treasury Management which are recognized on a monthly basis, as these services are performed over that time. Asset management fees (e.g., trust fees) are generally recognized at the end of the monthly service period, but fees are not collected until the beginning of the subsequent month, although some contracts may have quarterly terms and/or be prepaid. NSF fees which are not initially paid are subsequently recorded as a loan (along with the overdraft balance) and remain classified as such until the amount is paid or charged-off (generally after 60 days).

Adoption of ASC 606
The Company adopted ASC 606 as of January 1, 2018 for all contracts as of the effective date. Prior period amounts have been reclassified to conform to current guidance requirements related to the net presentation of certain costs associated with interchange fees and rewards programs. The reclassification of prior period amounts reduced non-interest income and non-interest expense by approximately $8.9 million for the year ended December 31, 2017 and had no impact on net income. There was no cumulative adjustment made to opening retained earnings as of January 1, 2018.

ASU No. 2016-01
In January 2016, the FASB issued ASU No. 2016-01, Financial Statements - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, which impacts how the Company measures certain equity investments and discloses and presents certain financial instruments through the application of the “exit price” methodology.
The Company adopted this ASU as of January 1, 2018. Under the new guidance, equity investments can no longer be classified as trading or available for sale (AFS), and the related unrealized holding gains and losses can no longer be recognized in OCI. Per the ASU, such equity investments should be measured at fair value with adjustments recognized in earnings at the end of each reporting period. The Company’s portfolio of equity investments previously classified as AFS investment securities, which were not material at the date of adoption, were reclassified to “other assets.” As these equity investments were previously measured at fair value, the implementation of this ASU did not require any changes to the Company’s valuation method for these equity investments. As a result of adopting this ASU, the Company recorded an immaterial cumulative-effect adjustment to retained earnings for previously recorded fair value adjustments related to these equity investments. The Company elected the practical expedient measurement alternative to prospectively account for other equity investments that do not have readily determinable fair values at cost less impairment plus or minus observable price changes in orderly transactions for an identical or similar investment of the same issuer.
The Company also modified its methodology for determining the estimated fair value for loans measured at amortized cost to the “exit price” methodology as required by this ASU. The fair value disclosure for loans measured at amortized cost had previously been determined using an “entry price” methodology. The Company’s “exit price” methodology estimates the fair value of these loans based on the present value of the future cash flows using the interest rate that would be charged for a similar loan to a borrower with similar risk at the indicated balance sheet date, adjusted for a liquidity discount based on the estimated time period to complete a sale transaction with a market participant.
ASU No. 2016-15
In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (ASC 230): Classification of Certain Cash Receipts and Cash Payments, in order to reduce current diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows.
The Company retrospectively adopted this ASU effective January 1, 2018. The adoption of this ASU did not impact the Company’s consolidated statements of cash flows.
ASU No. 2017-04
In January 2017, the FASB issued ASU No. 2017-04, Intangibles-Goodwill and Other (ASC 350): Simplifying the Test for Goodwill Impairment, which simplifies how an entity is required to test goodwill for impairment by eliminating Step 2 from the goodwill impairment test. Therefore, any carrying amount which exceeds the reporting unit’s fair value up to the amount of goodwill recorded will be recognized as an impairment loss.
The Company elected to early adopt this ASU prospectively effective September 30, 2018. The Company completed its annual impairment test as of October 1, 2018 in accordance with this ASU and concluded that goodwill was not impaired as of the testing date.
ASU No. 2017-12
In August 2017, the FASB issued ASU No. 2017-12, Derivatives and Hedging (ASC 815): Targeted Improvements to Accounting for Hedging Activities, which amends the hedge accounting model to enable entities to better portray the economics of their risk management activities in the financial statements and enhance the transparency and understandability of hedge results.
The Company elected to early adopt this ASU effective January 1, 2018. The modified-retrospective adoption of this ASU did not impact the Company’s consolidated financial statements in the current or prior periods.

ASU No. 2018-15
In August 2018, the FASB issued ASU No. 2018-15, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. The guidance requires customers in a cloud computing arrangement (i.e., hosting arrangement) that is a service contract to follow the internal-use software guidance in ASC 350-40 to determine which implementation costs to capitalize as assets or expense as incurred. ASC 350-40 requires the capitalization of certain costs incurred only during the application development stage (e.g., costs of integration with on-premises software, coding, configuration, and customization). ASC 350-40 also requires entities to expense costs during the preliminary project and post-implementation stages (e.g., costs of project planning, training, maintenance after implementation, data conversion) as they are incurred. The accounting for the service element of the arrangement is not affected by the ASU.
Capitalized implementation costs related to a hosting arrangement that is a service contract should be amortized over the term of the hosting arrangement. Capitalized implementation costs and the related expense should be presented in the same line item in the statement of financial position and income statement as the fees associated with the hosting element of the arrangement. Capitalized implementation cost payments should be classified in the statement of cash flows in the same manner as payments for the service component of the hosting arrangement (typically operating cash flows).
The Company elected to early adopt the guidance prospectively effective August 31, 2018. The adoption of the guidance did not have a significant impact on the Company’s consolidated financial statements.
Pronouncements issued but not yet adopted:
ASU No. 2016-02, ASU No. 2018-11, and ASU No. 2018-20
In February 2016, the FASB issued ASU No. 2016-02, Leases (ASC 842). This guidance requires lessees to recognize lease assets (i.e., right of use assets) and liabilities on the balance sheet for leases that are classified as operating leases. The lessor accounting model was relatively unchanged by this ASU. Additional guidance includes, but is not limited to, the elimination of leveraged leases; modification to the definition of a lease; guidance on sale and leaseback transactions; and disclosure of additional quantitative and qualitative information. ASU No. 2016-02 required lessees and lessors to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach.
In July 2018, the FASB issued ASU No. 2018-11, Leases (ASC 842): Targeted Improvements. This ASU includes an optional transition method to apply ASU No. 2016-02 on a prospective basis as of the effective date, with a cumulative effect adjustment to retained earnings in the period of adoption, instead of applying the guidance using a modified retrospective approach as originally required under ASU No. 2016-02. ASU No. 2018-11 also provides lessors with a practical expedient by class of underlying asset to not separate nonlease components from the associated lease component under certain circumstances and clarifies which guidance (ASC 842 or ASC 606) to apply to combined lease and nonlease components.
In December 2018, the FASB issued ASU No. 2018-20, Leases (Topic 842): Narrow-Scope Improvements for Lessors. This ASU permits lessors to elect to not evaluate whether certain sales taxes and other similar taxes are lessor costs or lessee costs and instead, exclude these taxes from the measurement of lease revenue and expense and provide certain disclosures. The ASU adds further clarity regarding lessor recognition and measurement of (i) lessor costs paid directly by lessees to third parties on the lessor’s behalf and lessor costs that are paid by the lessor and reimbursed by the lessee, and (ii) certain variable payments that are allocated to the lease and non-lease components when changes in the facts and circumstances on which the variable payment is based occur.
The Company elected the optional transition method and adopted ASU No. 2016-02, ASU No. 2018-11 and ASU No. 2018-20 effective January 1, 2019. The Company occupies certain banking offices and uses equipment under operating lease agreements, which were historically not recognized on the consolidated balance sheets. As a result of adopting this ASU, the Company anticipates recording a net increase to both assets and liabilities of approximately $100 million on January 1, 2019. The Company also elected the package of practical expedients that do not require the reassessment of expired or existing contracts’ lease classification, direct costs, or whether they are or contain leases. The Company did not elect the hindsight practical expedient. The Company did not elect to account for lease and nonlease components as a single lease component. The adjustment to retained earnings on January 1, 2019 as a result of adopting this ASU and the related impact on the Company’s regulatory capital ratios was not significant.

ASU No. 2016-13
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (ASC 326): Measurement of Credit Losses on Financial Instruments. The guidance introduces an impairment model that is based on expected credit losses (ECL), rather than incurred losses, to estimate credit losses on certain types of financial instruments such as loans and held-to-maturity securities, including certain off-balance sheet financial instruments such as loan commitments. The measurement of ECL should consider historical information, current information, and reasonable and supportable forecasts, including estimates of prepayments, over the contractual term. Financial instruments with similar risk characteristics must be grouped together when estimating ECL.
The ASU also amends the current AFS security impairment model for debt securities. The new model will require an estimate of ECL when the fair value is below the amortized cost of the asset through the use of an allowance to record estimated credit losses (and subsequent recoveries). Non-credit related losses will continue to be recognized through OCI.
In addition, the guidance provides for a simplified accounting model for purchased financial assets with a more-than-insignificant amount of credit deterioration since their origination. The initial estimate of expected credit losses would be recognized through an ALLL with an offset (i.e., increase) to the cost basis of the related financial asset at acquisition.
ASU No. 2016-13 will be effective for fiscal years beginning after December 15, 2019, including interim periods. The ASU will be applied through a modified-retrospective approach, resulting in a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. A prospective transition approach is required for debt securities for which OTTI had been recognized before the effective date. Amounts previously recognized in AOCI as of the date of adoption that relate to improvements in cash flows expected to be collected should continue to be accreted into income over the remaining life of the asset. Recoveries of amounts previously written off relating to improvements in cash flows after the date of adoption should be recorded in earnings when received.
The Company has established a cross-function implementation team and engaged third-party consultants who have jointly developed a project plan to provide implementation oversight. The Company is in the process of developing and implementing current expected credit loss models that satisfy the requirements of the ASU and continues to identify key interpretive issues. The Company expects that this ASU will result in an increase to ALLL given the change to estimate losses over the full remaining estimated life of the loan portfolio as well as the adoption of an allowance for debt securities. The extent of the increase in the ALLL is not yet known and will depend on the composition of our loan and securities portfolios, finalization of credit loss models, macroeconomic conditions and forecasts at the adoption date.

ASU No. 2018-13
In August 2018, the FASB released ASU No. 2018-13, Fair Value Measurement (ASC 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement, which eliminates, adds and modifies certain disclosure requirements for fair value measurements.
The ASU No. 2018-13 will be effective for fiscal years beginning after December 15, 2019, including interim periods, with early adoption permitted.
The Company is currently evaluating the impact of the ASU. While adoption of this ASU will result in changes to existing disclosures, it will not have any impact on our financial position or results of operation.

ASU No. 2018-16
In October 2018, the FASB released ASU No. 2018-16, Derivatives and Hedging (ASC 815): Inclusion of the Secured Overnight Financing Rate (SOFR) Overnight Index Swap (OIS) Rate as a Benchmark Interest Rate for Hedge Accounting Purposes, which permits the use of the OIS rate based on SOFR as a U.S. benchmark interest rate for hedge accounting purposes under ASC 815 in addition to the interest rates on direct Treasury obligations of the U.S. government (UST), the London Interbank Offered Rate (LIBOR) swap rate, the OIS Rate based on the Fed Funds Effective Rate, and the Securities Industry and Financial Markets Association (SIFMA) Municipal Swap Rate.

The required effective date of this ASU is dependent upon when an entity adopts the provisions of ASU No. 2017-12. The Company adopted ASU No. 2018-16 effective January 1, 2019 on a prospective basis for qualifying new or redesignated hedging relations as ASU No. 2017-12 had previously been adopted on January 1, 2018. The implementation of this ASU will not have a significant impact on the Company’s consolidated financial statements.

ASU No. 2018-17
In October 2018, the FASB released ASU No. 2018-17, Consolidation (ASC 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities, which improves the consistency of the application of the variable interest entity (VIE) related party guidance for common control arrangements. This ASU requires reporting entities to consider indirect interests held through related parties under common control on a proportional basis rather than as the equivalent of a direct interest in its entirety (as currently required in GAAP) when determining whether a decision-making fee is a variable interest.
ASU No. 2018-17 will be effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years, and early adoption is permitted. The guidance should be applied retrospectively with a cumulative-effect adjustment to retained earnings at the beginning of the earliest period presented.
The Company is currently evaluating the impact of the ASU on the Company’s consolidated financial statements.

NOTE 3 –ACQUISITION ACTIVITY
The acquisitions discussed below qualify as business combinations. The Company accounts for business combinations under the acquisition method in accordance with ASC Topic 805, Business Combinations. See Note 1, Summary of Significant Accounting Policies, for a description of the Company's accounting for business combinations.
2018 Acquisitions
Acquisition of Gibraltar
The Company completed the acquisition of Gibraltar Private Bank & Trust Co. ("Gibraltar") on March 23, 2018. The acquisition added $1.4 billion in loans and $1.1 billion in deposits, after fair value adjustments. Gibraltar operated eight offices in total, with seven located in the Florida metropolitan statistical areas of Miami, Key West, and Naples and one in New York City.
Under the terms of the Agreement and Plan of Merger, Gibraltar common shareholders received 1.9749 shares of IBERIABANK Corporation common stock for each outstanding share of Gibraltar common stock. Based on the Company's closing common stock price of $77.00 per share on March 23, 2018, the aggregate value of the acquisition consideration paid at the time of closing was approximately $214.7 million.
During the first quarter of 2018, the Company recorded preliminary purchase price allocations related to Gibraltar. Throughout the remainder of 2018, the Company continued to analyze the valuations assigned to the acquired assets and liabilities assumed. Based on new information relating to events or circumstances existing at the acquisition date and revised valuations, the Company updated estimated fair values increasing goodwill by $14.6 million to $64.3 million during the fourth quarter of 2018. This increase is primarily a result of a $17.8 million fair market value adjustment to the acquired loan portfolio. As of December 31, 2018, the valuation of the Gibraltar acquisition was final. The following table summarizes the consideration paid for Gibraltar's net assets and the fair value estimates of the identifiable assets acquired and liabilities assumed as of the acquisition date.

(Dollars in thousands)	Number of Shares	Amount
Equity consideration
Common stock issued	2,787,773	$214,659
Total equity consideration		214,659
Non-equity consideration
Cash		7
Total consideration paid		214,666
Fair value of net assets assumed including identifiable intangible assets		150,414
Goodwill		$64,252

(Dollars in thousands)	Gibraltar Fair Value
Assets
Cash and cash equivalents	$102,575
Investment securities	19,169
Equity securities	27,519
Loans	1,447,475
Core deposit intangible assets	18,529
Other assets	12,005
Total assets acquired	$1,627,272
Liabilities
Deposit liabilities	$1,064,803
Long-term borrowings	405,107
Deferred tax liability, net	1,761
Other liabilities	5,187
Total liabilities assumed	$1,476,858

Information regarding the allocation of goodwill recorded as a result of the acquisition to the Company's reportable segments is provided in Note 9 "Goodwill and Other Acquired Intangible Assets." The goodwill recorded as a result of the acquisition is not deductible for tax purposes.
The following is a description of the methods used to determine the fair values of significant assets acquired and liabilities assumed presented above.

Cash and Cash Equivalents: The carrying amount of these assets is a reasonable estimate of fair value based on the short-term nature of these assets.

Investment Securities: Fair values for securities were based on quoted market prices from multiple bond dealers. The simple average of the prices received was used to calculate the adjustments.

Equity Securities: The carrying amount of these securities is a reasonable estimate of fair value based on the short-term nature of these assets.

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

Core Deposit Intangible Assets ("CDI"): The fair value for CDI was estimated based on a discounted cash flow methodology that gave appropriate consideration to expected customer attrition rates, net maintenance cost of the deposit base, alternative costs of funds, and the interest costs associated with the customer deposits. The CDI is being amortized over its estimated useful life of approximately ten years utilizing an accelerated method.

Deposit Liabilities: The fair values used for the demand and savings deposits by definition equal the amount payable on demand at the acquisition date. Fair values for time deposits were estimated using a discounted cash flow analysis, that applied interest rates currently being offered to the contractual interest rates on such time deposits.

Long-term Borrowings: The carrying amount of long-term borrowings at the acquisition date approximated fair value, as the Company immediately paid off the debt upon acquisition.
Acquisition of SolomonParks
On January 12, 2018, the Company's subsidiary, Lenders Title Company, acquired SolomonParks Title & Escrow, LLC ("SolomonParks"). Under the terms of the agreement, LTC paid $3.3 million in cash to acquire eight title offices in the Nashville, Tennessee area, which resulted in goodwill of $3.4 million. In addition, the agreement provides for potential additional cash consideration of up to $750 thousand based on gross revenues over a two-year period after the acquisition.

Information regarding the allocation of goodwill recorded as a result of these acquisitions to the Company's reportable segments is provided in Note 9 "Goodwill and Other Acquired Intangible Assets." The goodwill recorded as a result of these acquisitions is not deductible for tax purposes.
2017 Acquisition
Acquisition of Sabadell United
The Company completed the acquisition of Sabadell United Bank, N.A. ("Sabadell United") from Banco de Sabadell, S.A. ("Banco Sabadell") on July 31, 2017. The acquisition added $4.0 billion in loans and $4.4 billion in deposits after fair value adjustments. The acquisition expanded the Company's presence in Southeast Florida adding 25 offices serving the Miami metropolitan area and three offices in Naples, Sarasota and Tampa.

Under the terms of the Stock Purchase Agreement, Banco de Sabadell, S.A. received $809.2 million in cash and 2,610,304 shares of IBERIABANK Corporation common stock in exchange for 100 percent of Sabadell United's common stock. The cash consideration was financed through two public common stock offerings completed on December 7, 2016, and March 7, 2017.

During the third quarter of 2017, the Company recorded preliminary purchase price allocations related to Sabadell United. Throughout the remainder of 2017 and the first six months of 2018, the Company continued to analyze the valuations assigned to the acquired assets and liabilities assumed. Based on new information relating to events or circumstances existing at the acquisition date and revised valuations, the Company updated estimated fair values decreasing goodwill by $21.0 million to $441.0 million during the first six months of 2018. This decrease was primarily a result of a change in the estimated fair value of the acquired loans and deferred tax asset. The valuation of the Sabadell United acquisition was final as of June 30, 2018.
The following table summarizes the consideration paid for Sabadell United's net assets and the fair value estimates of identifiable assets acquired and liabilities assumed as of the acquisition date. See Note 3, Acquisition Activity, in the 2017 10-K for a description of the methods used to determine the fair values of significant assets acquired and liabilities assumed presented below.

(Dollars in thousands)	Number of Shares	Amount
Equity consideration
Common stock issued	2,610,304	$211,043
Total equity consideration		211,043
Non-equity consideration
Cash		809,159
Total consideration paid		1,020,202
Fair value of net assets assumed including identifiable intangible assets		579,157
Goodwill		$441,045

(Dollars in thousands)	Sabadell United Fair Value
Assets
Cash and cash equivalents	$318,819
Investment securities	964,123
Loans	4,030,777
Core deposit intangible assets	66,600
Deferred tax asset, net	44,480
Other assets	92,820
Total assets acquired	$5,517,619
Liabilities
Deposit liabilities	$4,382,780
Short-term borrowings	520,539
Other liabilities	35,143
Total liabilities assumed	$4,938,462
Information regarding the allocation of goodwill recorded as a result of the acquisition to the Company's reportable segments is provided in Note 9 "Goodwill and Other Acquired Intangible Assets." The goodwill recorded as a result of the acquisition is not deductible for tax purposes.

The Company’s consolidated financial statements as of and for the year ended December 31, 2018 include the operating results of the acquired assets and liabilities assumed. Due to the system conversion of Sabadell United in October of 2017 and subsequent streamlining and integration of the operating activities into those of the Company, historical reporting for the former Sabadell United operations is impracticable and thus disclosure of the revenue from the assets acquired and income before income taxes is impracticable for the period subsequent to acquisition.

The following table presents unaudited pro forma information as if the acquisition occurred on January 1, 2016. The pro forma information does not necessarily reflect the results of operations that would have occurred had the Company acquired Sabadell United on January 1, 2016. Furthermore, cost savings and other business synergies related to the acquisition are not reflected in the pro forma amounts.

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

NOTE 4 – INVESTMENT SECURITIES
The amortized cost and fair values of investment securities, with gross unrealized gains and losses, consist of the following:

	December 31, 2018
(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Securities available for sale:
U.S. Government-sponsored enterprise obligations	$995	$3	$—	$998
Obligations of state and political subdivisions	177,566	2,045	(723)	178,888
Mortgage-backed securities:
Residential agency	3,837,584	8,886	(57,073)	3,789,397
Commercial agency	730,148	2,363	(14,799)	717,712
Other securities	97,020	351	(787)	96,584
Total securities available for sale	$4,843,313	$13,648	$(73,382)	$4,783,579
Securities held to maturity:
Obligations of state and political subdivisions	$188,684	$309	$(2,497)	$186,496
Mortgage-backed securities:
Residential agency	18,762	30	(1,011)	17,781
Total securities held to maturity	$207,446	$339	$(3,508)	$204,277

	December 31, 2017
(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Securities available for sale:
U.S. Government-sponsored enterprise obligations	$41,003	$18	$(406)	$40,615
Obligations of state and political subdivisions	271,451	4,246	(1,493)	274,204
Mortgage-backed securities:
Residential agency	3,675,367	1,233	(52,090)	3,624,510
Commercial agency	546,105	228	(8,938)	537,395
Other securities	114,005	247	(914)	113,338
Total securities available for sale	$4,647,931	$5,972	$(63,841)	$4,590,062
Securities held to maturity:
Obligations of state and political subdivisions	$206,736	$1,530	$(275)	$207,991
Mortgage-backed securities:
Residential agency	20,582	41	(650)	19,973
Total securities held to maturity	$227,318	$1,571	$(925)	$227,964
Securities with carrying values of $2.4 billion and $2.1 billion were pledged to support repurchase transactions, public funds deposits and certain long-term borrowings at December 31, 2018 and 2017, respectively.

Information pertaining to securities with gross unrealized losses, aggregated by investment category and length of time that individual securities have been in a continuous loss position, is as follows:

	December 31, 2018
	Less Than Twelve Months		Twelve Months or More		Total
(Dollars in thousands)	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value
Securities available for sale:
Obligations of state and political subdivisions	$(9)	$4,112	$(714)	$30,268	$(723)	$34,380
Mortgage-backed securities:
Residential agency	(816)	197,057	(56,257)	2,193,862	(57,073)	2,390,919
Commercial agency	(43)	18,190	(14,756)	483,565	(14,799)	501,755
Other securities	(94)	18,025	(693)	32,577	(787)	50,602
Total securities available for sale	$(962)	$237,384	$(72,420)	$2,740,272	$(73,382)	$2,977,656

Securities held to maturity:
Obligations of state and political subdivisions	$(3)	$2,059	$(2,494)	$151,699	$(2,497)	$153,758
Mortgage-backed securities:
Residential agency	—	—	(1,011)	17,478	(1,011)	17,478
Total securities held to maturity	$(3)	$2,059	$(3,505)	$169,177	$(3,508)	$171,236

	December 31, 2017
	Less Than Twelve Months		Twelve Months or More		Total
(Dollars in thousands)	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value
Securities available for sale:
U.S. Government-sponsored enterprise obligations	$(254)	$29,744	$(152)	$9,848	$(406)	$39,592
Obligations of state and political subdivisions	(326)	31,601	(1,167)	68,609	(1,493)	100,210
Mortgage-backed securities:
Residential agency	(22,760)	2,366,569	(29,330)	1,061,588	(52,090)	3,428,157
Commercial agency	(3,503)	310,769	(5,435)	164,470	(8,938)	475,239
Other securities	(914)	75,302	—	—	(914)	75,302
Total securities available for sale	$(27,757)	$2,813,985	$(36,084)	$1,304,515	$(63,841)	$4,118,500

Securities held to maturity:
Obligations of state and political subdivisions	$(263)	$65,817	$(12)	$3,031	$(275)	$68,848
Mortgage-backed securities:
Residential agency	(2)	333	(648)	19,269	(650)	19,602
Total securities held to maturity	$(265)	$66,150	$(660)	$22,300	$(925)	$88,450

The Company assessed the nature of the unrealized losses in its portfolio as of December 31, 2018 and 2017 to determine if there are losses that should be deemed other-than-temporary. In its analysis of these securities, management considered numerous factors to determine whether there were instances where the amortized cost basis of the debt securities would not be fully recoverable, including, but not limited to:

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
Management believes it has considered these factors, as well as all relevant information available, when determining the expected future cash flows of the securities in question. In each instance, management has determined the cost basis of the securities would be fully recoverable. Management also has the intent to hold debt securities until their maturity or anticipated recovery if the security is classified as available for sale. In addition, management does not believe the Company will be required to sell debt securities before the anticipated recovery of the amortized cost basis of the security. As a result of the Company's analysis, no declines in the estimated fair value of the Company's investment securities were deemed to be other-than-temporary at December 31, 2018 or 2017.
At December 31, 2018, 488 debt securities had unrealized losses of 2.38% of the securities’ amortized cost basis. At December 31, 2017, 544 debt securities had unrealized losses of 1.52% of the securities’ amortized cost basis. The unrealized losses for each of the securities related to market interest rate changes and not credit concerns of the issuers. Additional information on securities that have been in a continuous loss position for over twelve months at December 31 is presented in the following table.

(Dollars in thousands)	2018	2017
Number of securities
Mortgage-backed securities:
Residential agency	302	153
Commercial agency	72	28
Obligations of state and political subdivisions	60	28
U.S. Government-sponsored enterprise obligations	—	1
Other securities	7	—
	441	210
Amortized Cost Basis
Mortgage-backed securities:
Residential agency	$2,268,608	$1,110,834
Commercial agency	498,321	169,905
Obligations of state and political subdivisions	185,175	72,820
U.S. Government-sponsored enterprise obligations	—	10,000
Other securities	33,270	—
	$2,985,374	$1,363,559
Unrealized Loss
Mortgage-backed securities:
Residential agency	$57,268	$29,977
Commercial agency	14,756	5,435
Obligations of state and political subdivisions	3,208	1,180
U.S. Government-sponsored enterprise obligations	—	152
Other securities	693	—
	$75,925	$36,744

The amortized cost and estimated fair value of investment securities by maturity at December 31, 2018 are presented in the following table. Securities are classified according to their contractual maturities without consideration of principal amortization, potential prepayments or call options. Accordingly, actual maturities may differ from contractual maturities. Weighted average yields are calculated on the basis of the yield to maturity based on the amortized cost of each security.

	Securities Available for Sale			Securities Held to Maturity
(Dollars in thousands)	Weighted Average Yield	Amortized Cost	Estimated Fair Value	Weighted Average Yield	Amortized Cost	Estimated Fair Value
Within one year or less	3.84%	$2,958	$2,967	2.77%	$1,309	$1,313
One through five years	2.68	63,397	63,183	2.47	6,303	6,291
After five through ten years	2.67	829,027	819,056	2.56	42,827	42,571
Over ten years	2.94	3,947,931	3,898,373	2.62	157,007	154,102
	2.89%	$4,843,313	$4,783,579	2.60%	$207,446	$204,277
The following is a summary of realized gains and losses from the sale of securities classified as available for sale. Gains or losses on securities sold are recorded on the trade date, using the specific identification method.

	Years Ended December 31
(Dollars in thousands)	2018	2017	2016
Realized gains	$40	$1,651	$2,949
Realized losses	(49,940)	(1,799)	(948)
	$(49,900)	$(148)	$2,001
In addition to the gains above, the Company realized certain gains on calls of securities held to maturity that were not significant to the consolidated financial statements.
Other Equity Securities
The Company accounts for the following securities at cost less impairment plus or minus any observable price changes, which approximates fair value, with the exception of CRA and Community Development Investment Funds, which are recorded at fair value. Other Equity Securities, which are presented in “other assets” on the consolidated balance sheets, are as follows:

(Dollars in thousands)	2018	2017
Federal Home Loan Bank (FHLB) stock	$95,213	$95,171
Federal Reserve Bank (FRB) stock	85,630	79,191
CRA and Community Development Investment Funds	1,884	—
Other investments	9,709	3,008
	$192,436	$177,370

NOTE 5 – LOANS AND LEASES
Loans and leases consist of the following at December 31:

(Dollars in thousands)	2018	2017
Commercial loans and leases:
Real estate - construction	$1,196,366	$1,240,396
Real estate - owner-occupied	2,395,822	2,375,321
Real estate - non-owner-occupied	5,796,117	5,322,513
Commercial and industrial (1)	5,737,017	5,135,067
	15,125,322	14,073,297

Residential mortgage loans	4,359,156	3,056,352

Consumer loans:
Home equity	2,304,694	2,292,275
Other	730,643	656,257
	3,035,337	2,948,532
Total	$22,519,815	$20,078,181
(1) Includes equipment financing leases
Net deferred loan origination fees were $30.2 million and $29.3 million at December 31, 2018 and 2017, respectively. Total net discount on the Company's loans was $136.8 million and $159.3 million at December 31, 2018 and 2017, respectively, of which $81.6 million and $94.7 million was related to non-impaired loans.
In addition to loans issued in the normal course of business, the Company considers overdrafts on customer deposit accounts to be loans and reclassifies these overdrafts as loans in its consolidated balance sheets. At December 31, 2018 and 2017, overdrafts of $9.2 million and $7.4 million, respectively, have been reclassified to loans.
Loans with carrying values of $7.6 billion and $6.6 billion were pledged as collateral for borrowings at December 31, 2018 and 2017, respectively.

Aging Analysis
The following tables provide an analysis of the aging of loans and leases as of December 31, 2018 and 2017. Past due and non-accrual loan amounts exclude acquired impaired loans, even if contractually past due or if the Company does not expect to receive payment in full, as the Company is currently accreting interest income over the expected life of the loans.

	December 31, 2018
	Accruing
(Dollars in thousands)	Current or less than 30 Days Past Due	30-59 Days	60-89 Days	> 90 Days	Total Past Due	Non-accrual Loans	Acquired Impaired Loans	Total
Real estate - construction	$1,167,795	$1,054	$—	$—	$1,054	$1,094	$26,423	$1,196,366
Real estate - owner-occupied	2,305,743	7,167	—	—	7,167	10,260	72,652	2,395,822
Real estate - non-owner-occupied	5,703,131	7,473	360	—	7,833	15,898	69,255	5,796,117
Commercial and industrial	5,645,304	5,139	1,320	553	7,012	57,860	26,841	5,737,017
Residential mortgage	4,218,146	2,768	13,063	1,575	17,406	30,396	93,208	4,359,156
Consumer - home equity	2,200,517	10,283	2,409	—	12,692	18,830	72,655	2,304,694
Consumer - other	719,122	4,695	1,601	—	6,296	2,846	2,379	730,643
Total	$21,959,758	$38,579	$18,753	$2,128	$59,460	$137,184	$363,413	$22,519,815

	December 31, 2017
	Accruing
(Dollars in thousands)	Current or less than 30 Days Past Due	30-59 Days	60-89 Days	> 90 Days	Total Past Due	Non-accrual Loans	Acquired Impaired Loans	Total
Real estate - construction	$1,197,766	$269	$—	$458	$727	$2,635	$39,268	$1,240,396
Real estate - owner-occupied	2,243,923	1,631	659	74	2,364	24,457	104,577	2,375,321
Real estate - non-owner-occupied	5,220,648	2,086	6,405	887	9,378	6,811	85,676	5,322,513
Commercial and industrial	5,014,438	5,788	5,726	146	11,660	77,823	31,146	5,135,067
Residential mortgage	2,877,048	10,083	8,136	5,317	23,536	17,387	138,381	3,056,352
Consumer - home equity	2,186,554	11,675	2,947	18	14,640	12,365	78,716	2,292,275
Consumer - other	642,244	5,286	1,026	—	6,312	3,910	3,791	656,257
Total	$19,382,621	$36,818	$24,899	$6,900	$68,617	$145,388	$481,555	$20,078,181

Acquired Loans
As discussed in Note 3, during 2017, the Company acquired loans with fair values of $4.0 billion from Sabadell United. Certain loans that were acquired in the Sabadell United transaction were covered by loss share agreements between the FDIC and Sabadell United. These FDIC loss share agreements were assumed in connection with the Company's acquisition of Sabadell United, and afforded IBERIABANK loss protection. In 2018, the Company terminated its loss share agreements with the FDIC. As a result, there were no covered loans at December 31, 2018. Covered loans were $158.6 million at December 31, 2017. Certain acquired loans from Sabadell United were to customers with addresses outside of the United States. Foreign loans, denominated in U.S. dollars, totaled $202.6 million and $325.5 million at December 31, 2018 and 2017, respectively.

During 2018, the Company acquired loans with fair values of $1.4 billion from Gibraltar. Of the total loans acquired, $1.4 billion were determined to have no evidence of deteriorated credit quality and are accounted for under ASC Topics 310-10 and 310-20. The remaining $20.7 million were determined to exhibit deteriorated credit quality since origination under ASC 310-30. The tables below show the fair value estimates of loans acquired from Gibraltar for these two subsections of the portfolio as of the acquisition date.

(Dollars in thousands)	Acquired Non-Impaired Loans
Contractually required principal and interest at acquisition	$1,593,408
Expected losses and foregone interest	(25,029)
Cash flows expected to be collected at acquisition	1,568,379
Fair value of acquired loans at acquisition	$1,426,756

(Dollars in thousands)	Acquired Impaired Loans
Contractually required principal and interest at acquisition	$29,929
Non-accretable difference (expected losses and foregone interest)	(3,636)
Cash flows expected to be collected at acquisition	26,293
Accretable yield	(5,574)
Basis in acquired loans at acquisition	$20,719

The following is a summary of changes in the accretable difference for all loans accounted for under ASC 310-30 during the years ended December 31:

(Dollars in thousands)	2018	2017	2016
Balance at beginning of period	$152,623	$175,054	$227,502
Additions	5,574	32,937	—
Transfers from non-accretable difference to accretable yield	3,623	4,912	5,490
Accretion	(47,962)	(56,337)	(68,211)
Changes in expected cash flows not affecting non-accretable differences (1)	19,484	(3,943)	10,273
Balance at end of period	$133,342	$152,623	$175,054

(1)
Includes changes in cash flows expected to be collected due to the impact of changes in actual or expected timing of liquidation events, modifications, changes in interest rates and changes in prepayment assumptions.

Troubled Debt Restructurings
Information about the Company’s TDRs is presented in the following tables. Modifications of loans that are accounted for within a pool under ASC Topic 310-30 are excluded as TDRs. Accordingly, such modifications do not result in the removal of those loans from the pool, even if the modification of those loans would otherwise be considered a TDR. As a result, all such acquired loans that would otherwise meet the criteria for classification as a TDR are excluded from the tables below.
TDRs totaling $53.2 million, $70.5 million, and $222.4 million occurred during the years ended December 31, 2018, 2017, and 2016, respectively, through modification of the original loan terms.
The following table provides information on how the TDRs were modified during the years ended December 31:

(Dollars in thousands)	2018	2017	2016
Extended maturities	$23,262	$26,561	$75,315
Interest rate adjustment	99	24	193
Maturity and interest rate adjustment	554	4,932	2,470
Movement to or extension of interest-rate only payments	881	4,161	27,931
Forbearance	4,432	7,226	76,819
Other concession(s) (1)	23,943	27,555	39,708
Total	$53,171	$70,459	$222,436

(1)	Other concessions may include covenant waivers, forgiveness of principal or interest associated with a customer bankruptcy, or a combination of any of the above concessions.

Of the $53.2 million of TDRs occurring during the year ended December 31, 2018, $31.5 million were on accrual status and $21.7 million were on non-accrual status. Of the $70.5 million of TDRs occurring during the year ended December 31, 2017, $46.3 million were on accrual status and $24.2 million were on non-accrual status. Of the $222.4 million of TDRs occuring during the year ended December 31, 2016, $85.9 million were on accrual status and $136.5 million were on non-accrual status.

The following table presents the end of period balance for loans modified in a TDR during the years ended December 31:

	2018			2017			2016
(In thousands, except number of loans)	Number of Loans	Pre-modification Outstanding Recorded Investment	Post-modification Outstanding Recorded Investment	Number of Loans	Pre-modification Outstanding Recorded Investment	Post-modification Outstanding Recorded Investment	Number of Loans	Pre-modification Outstanding Recorded Investment	Post-modification Outstanding Recorded Investment
Commercial real estate - construction	3	$4,819	$3,830	4	$9,404	$9,628	3	$3,024	$3,035
Commercial real estate - owner-occupied	14	4,257	3,912	11	5,779	5,706	20	18,223	18,239
Commercial real estate - non-owner-occupied	20	3,719	3,428	19	11,974	13,738	25	16,644	10,093
Commercial and industrial	52	39,796	30,295	57	21,651	20,883	79	163,265	169,893
Residential mortgage	19	1,706	1,529	24	1,897	1,771	43	5,141	4,946
Consumer - home equity	65	10,607	8,951	123	16,346	15,862	158	13,273	12,568
Consumer - other	73	1,491	1,226	121	3,182	2,871	195	4,070	3,662
Total	246	$66,395	$53,171	359	$70,233	$70,459	523	$223,640	$222,436
Information detailing TDRs that defaulted during the years ended December 31, 2018, 2017, and 2016 and were modified in the previous twelve months (i.e., the twelve months prior to the default) is presented in the following table. The Company has defined a default as any loan with a loan payment that is currently past due greater than 30 days, or was past due greater than 30 days at any point during the previous twelve months, or since the date of modification, whichever is shorter.

	2018		2017		2016
(In thousands, except number of loans)	Number of Loans	Recorded Investment	Number of Loans	Recorded Investment	Number of Loans	Recorded Investment
Commercial real estate - construction	—	$—	2	$3,572	1	$116
Commercial real estate - owner-occupied	2	142	6	4,668	3	3,473
Commercial real estate - non-owner-occupied	5	1,039	13	8,060	6	201
Commercial and industrial	13	3,757	32	6,550	22	14,707
Residential mortgage	8	773	16	1,218	8	405
Consumer - home equity	15	1,354	32	3,285	25	1,379
Consumer - other	38	447	62	1,381	59	944
Total	81	$7,512	163	$28,734	124	$21,225

NOTE 6 – ALLOWANCE FOR CREDIT LOSSES AND CREDIT QUALITY
Allowance for Credit Losses Activity
A summary of changes in the allowance for credit losses for the years ended December 31 is as follows:

(Dollars in thousands)	2018	2017	2016
Allowance for credit losses
Allowance for loan and lease losses at beginning of period	$140,891	$144,719	$138,378
Provision for loan and lease losses before adjustment attributable to FDIC loss share agreements	39,472	51,111	42,927
Adjustment attributable to FDIC loss share arrangements	—	—	1,497
Net provision for loan and lease losses	39,472	51,111	44,424
Adjustment attributable to FDIC loss share arrangements	—	—	(1,497)
Transfer of balance to OREO and other	(7,172)	934	(2,781)
Charge-offs	(45,547)	(62,466)	(39,839)
Recoveries	12,927	6,593	6,034
Allowance for loan and lease losses at end of period	$140,571	$140,891	$144,719

Reserve for unfunded commitments at beginning of period	$13,208	$11,241	$14,145
Balance created in acquisition accounting	709	1,370	—
Provision for (Reversal of) unfunded lending commitments	913	597	(2,904)
Reserve for unfunded commitments at end of period	$14,830	$13,208	$11,241
Allowance for credit losses at end of period	$155,401	$154,099	$155,960

A summary of changes in the allowance for credit losses, by loan portfolio type, for the years ended December 31 is as follows:

	2018
(Dollars in thousands)	Commercial Real Estate	Commercial and Industrial	Residential Mortgage	Consumer	Total
Allowance for loan and lease losses at beginning of period	$54,201	$53,916	$9,117	$23,657	$140,891
Provision for (Reversal of) loan and lease losses	(829)	23,866	4,200	12,235	39,472
Transfer of balance to OREO and other	(2,256)	(812)	(106)	(3,998)	(7,172)
Charge-offs	(1,611)	(29,578)	(334)	(14,024)	(45,547)
Recoveries	2,301	6,704	121	3,801	12,927
Allowance for loan and lease losses at end of period	$51,806	$54,096	$12,998	$21,671	$140,571

Reserve for unfunded commitments at beginning of period	$4,531	$5,309	$555	$2,813	$13,208
Balance created in acquisition accounting	118	40	551	—	709
Provision for (Reversal of) unfunded commitments	220	849	(240)	84	913
Reserve for unfunded commitments at end of period	$4,869	$6,198	$866	$2,897	$14,830

Allowance on loans individually evaluated for impairment	$636	$12,646	$145	$2,915	$16,342
Allowance on loans collectively evaluated for impairment	45,651	39,949	6,961	18,705	111,266
Allowance on loans acquired with deteriorated credit quality	5,519	1,501	5,892	51	12,963

Loans and leases, net of unearned income:
Balance at end of period	$9,388,305	$5,737,017	$4,359,156	$3,035,337	$22,519,815
Balance at end of period individually evaluated for impairment	53,905	71,801	6,579	37,440	169,725
Balance at end of period collectively evaluated for impairment	9,166,070	5,638,375	4,259,369	2,922,863	21,986,677
Balance at end of period acquired with deteriorated credit quality	168,330	26,841	93,208	75,034	363,413

	2017
(Dollars in thousands)	Commercial Real Estate	Commercial and Industrial	Residential Mortgage	Consumer	Total
Allowance for loan and lease losses at beginning of period	$49,231	$60,939	$11,249	$23,300	$144,719
Provision for (Reversal of) loan and lease losses	10,433	31,891	(2,206)	10,993	51,111
Transfer of balance to OREO and other	853	(68)	2	147	934
Charge-offs	(7,433)	(40,015)	(365)	(14,653)	(62,466)
Recoveries	1,117	1,169	437	3,870	6,593
Allowance for loan and lease losses at end of period	$54,201	$53,916	$9,117	$23,657	$140,891

Reserve for unfunded commitments at beginning of period	$3,207	$4,537	$657	$2,840	$11,241
Balance created in acquisition accounting	253	783	327	7	1,370
Provision for (Reversal of) unfunded commitments	1,071	(11)	(429)	(34)	597
Reserve for unfunded commitments at end of period	$4,531	$5,309	$555	$2,813	$13,208

Allowance on loans individually evaluated for impairment	$1,588	$12,736	$172	$2,856	$17,352
Allowance on loans collectively evaluated for impairment	30,360	38,944	3,141	17,210	89,655
Allowance on loans acquired with deteriorated credit quality	22,253	2,236	5,804	3,591	33,884

Loans and leases, net of unearned income:
Balance at end of period	$8,938,230	$5,135,067	$3,056,352	$2,948,532	$20,078,181
Balance at end of period individually evaluated for impairment	91,785	102,416	6,749	37,177	238,127
Balance at end of period collectively evaluated for impairment	8,616,924	5,001,505	2,911,222	2,828,848	19,358,499
Balance at end of period acquired with deteriorated credit quality	229,521	31,146	138,381	82,507	481,555

	2016
(Dollars in thousands)	Commercial Real Estate	Commercial and Industrial	Residential Mortgage	Consumer	Total
Allowance for loan and lease losses at beginning of period	$51,372	$49,355	$11,789	$25,862	$138,378
Provision for loan and lease losses	1,958	32,296	824	9,346	44,424
Decrease in FDIC loss share receivable	(34)	(50)	(1,090)	(323)	(1,497)
Transfer of balance to OREO and other	(868)	(519)	(141)	(1,253)	(2,781)
Charge-offs	(4,338)	(21,645)	(313)	(13,543)	(39,839)
Recoveries	1,141	1,502	180	3,211	6,034
Allowance for loan and lease losses at end of period	$49,231	$60,939	$11,249	$23,300	$144,719

Reserve for unfunded commitments at beginning of period	$4,167	$6,106	$830	$3,042	$14,145
Reversal of provision for unfunded commitments	(960)	(1,569)	(173)	(202)	(2,904)
Reserve for unfunded commitments at end of period	$3,207	$4,537	$657	$2,840	$11,241

Allowance on loans individually evaluated for impairment	$1,378	$21,413	$144	$1,358	$24,293
Allowance on loans collectively evaluated for impairment	25,248	37,206	4,223	17,537	84,214
Allowance on loans acquired with deteriorated credit quality	22,605	2,320	6,882	4,405	36,212

Loans and leases, net of unearned income:
Balance at end of period	$6,846,549	$4,060,032	$1,267,400	$2,890,990	$15,064,971
Balance at end of period individually evaluated for impairment	61,006	220,995	4,312	16,467	302,780
Balance at end of period collectively evaluated for impairment	6,504,875	3,806,305	1,140,136	2,780,689	14,232,005
Balance at end of period acquired with deteriorated credit quality	280,668	32,732	122,952	93,834	530,186

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
Substandard assets have one or more defined weaknesses and are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected. Doubtful assets have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full satisfaction of the loan balance outstanding questionable, which makes probability of loss higher based on currently existing facts, conditions, and values. Loans classified as "Loss" have been identified as uncollectible and in most cases these loans will be charged off in the subsequent reporting period. Loans classified as substandard, doubtful, and loss are collectively referred to as classified loans. Criticized loans include all classified loans, as well as loans classified as special mention. Loans classified as “Pass” do not meet the criteria set forth for special mention, substandard, doubtful, or loss classification and are not considered criticized or classified. Asset risk classifications are determined at origination or acquisition and reviewed on an ongoing basis. Risk classifications are changed if, in the opinion of management, the risk profile of the customer has changed since the last review of the loan relationship.
The Company’s investment in loans by credit quality indicator is presented in the following tables. Asset risk classifications for commercial loans reflect the classification as of December 31, 2018 and 2017, respectively. Credit quality information in the tables below includes total loans acquired (including acquired impaired loans) at the net loan balance, after the application of premiums/discounts, at December 31, 2018 and 2017. Loan premiums/discounts represent the adjustment of acquired loans to fair value at the acquisition date, as adjusted for income accretion and changes in cash flow estimates in subsequent periods.
Loan delinquency is the primary credit quality indicator that the Company utilizes to monitor consumer asset quality.

	December 31, 2018					December 31, 2017
(Dollars in thousands)	Pass	Special Mention	Sub- standard	Doubtful	Total	Pass	Special Mention	Sub- standard	Doubtful	Loss	Total
Commercial real estate - construction	$1,182,554	$1,062	$12,740	$10	$1,196,366	$1,189,490	$20,351	$30,541	$14	$—	$1,240,396
Commercial real estate - owner-occupied	2,328,999	25,526	41,297	—	2,395,822	2,234,151	82,114	56,590	2,466	—	2,375,321
Commercial real estate - non-owner-occupied	5,687,963	78,009	26,512	3,633	5,796,117	5,258,638	19,311	42,702	1,744	118	5,322,513
Commercial and industrial	5,586,482	52,632	73,853	24,050	5,737,017	4,882,554	88,149	128,961	35,403	—	5,135,067
Total	$14,785,998	$157,229	$154,402	$27,693	$15,125,322	$13,564,833	$209,925	$258,794	$39,627	$118	$14,073,297

	December 31, 2018			December 31, 2017
(Dollars in thousands)	Current	30+ Days Past Due	Total	Current	30+ Days Past Due	Total
Residential mortgage	$4,290,152	$69,004	$4,359,156	$2,962,043	$94,309	$3,056,352
Consumer - home equity	2,258,659	46,035	2,304,694	2,250,205	42,070	2,292,275
Consumer - other	721,231	9,412	730,643	645,498	10,759	656,257
Total	$7,270,042	$124,451	$7,394,493	$5,857,746	$147,138	$6,004,884

Impaired Loans
Information on the Company’s investment in impaired loans, which include all TDRs and all other non-accrual loans evaluated or measured individually for impairment for purposes of determining the ALLL, is presented in the following tables as of and for the periods indicated.

	December 31, 2018
(Dollars in thousands)	Unpaid Principal Balance	Recorded Investment	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
Commercial real estate - construction	$10,261	$9,262	$—	$9,189	$496
Commercial real estate - owner-occupied	25,037	19,044	—	19,559	807
Commercial real estate - non-owner-occupied	15,265	14,288	—	14,873	590
Commercial and industrial	55,554	43,886	—	47,268	2,422
Residential mortgage	1,244	1,221	—	1,261	46
Consumer - home equity	4,183	4,176	—	2,867	39

With an allowance recorded:
Commercial real estate - construction	228	140	(11)	148	1
Commercial real estate - owner-occupied	5,032	4,773	(520)	4,976	196
Commercial real estate - non-owner-occupied	6,445	6,398	(105)	6,229	294
Commercial and industrial	46,387	27,915	(12,646)	40,653	795
Residential mortgage	5,870	5,358	(145)	5,494	225
Consumer - home equity	29,284	28,818	(2,427)	27,911	1,202
Consumer - other	4,956	4,446	(488)	4,822	273
Total	$209,746	$169,725	$(16,342)	$185,250	$7,386
Total commercial loans and leases	$164,209	$125,706	$(13,282)	$142,895	$5,601
Total mortgage loans	7,114	6,579	(145)	6,755	271
Total consumer loans	38,423	37,440	(2,915)	35,600	1,514

	December 31, 2017
(Dollars in thousands)	Unpaid Principal Balance	Recorded Investment	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
Commercial real estate - construction	$13,763	$13,013	$—	$9,104	$441
Commercial real estate - owner-occupied	50,867	44,482	—	53,282	1,389
Commercial real estate - non-owner-occupied	15,370	14,975	—	15,127	692
Commercial and industrial	103,013	70,254	—	92,312	2,279
Residential mortgage	2,004	2,001	—	2,044	85
Consumer - home equity	5,906	5,634	—	5,747	231
Consumer - other	75	75	—	11	1

With an allowance recorded:
Commercial real estate - construction	238	156	(19)	197	6
Commercial real estate - owner-occupied	13,314	13,287	(949)	13,498	414
Commercial real estate - non-owner-occupied	6,051	5,872	(620)	6,196	154
Commercial and industrial	35,306	32,162	(12,736)	42,874	1,220
Residential mortgage	5,179	4,748	(172)	4,861	180
Consumer - home equity	27,189	26,575	(2,358)	23,546	1,007
Consumer - other	5,354	4,893	(498)	4,455	269
Total	$283,629	$238,127	$(17,352)	$273,254	$8,368
Total commercial loans and leases	$237,922	$194,201	$(14,324)	$232,590	$6,595
Total mortgage loans	7,183	6,749	(172)	6,905	265
Total consumer loans	38,524	37,177	(2,856)	33,759	1,508

	December 31, 2016
(Dollars in thousands)	Unpaid Principal Balance	Recorded Investment	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
Commercial real estate - construction	$38	$38	$—	$28	$—
Commercial real estate - owner-occupied	25,180	25,074	—	25,890	647
Commercial real estate - non-owner-occupied	15,654	14,794	—	19,587	879
Commercial and industrial	148,311	138,202	—	111,261	3,418

With an allowance recorded:
Commercial real estate - construction	1,946	1,946	(649)	1,839	54
Commercial real estate - owner-occupied	17,580	17,429	(640)	16,668	493
Commercial real estate - non-owner-occupied	1,743	1,725	(89)	1,782	95
Commercial and industrial	84,197	82,793	(21,413)	78,270	2,858
Residential mortgage	4,628	4,312	(144)	4,377	161
Consumer - home equity	13,916	13,267	(993)	10,237	435
Consumer - other	3,485	3,200	(365)	2,425	151
Total	$316,678	$302,780	$(24,293)	$272,364	$9,191
Total commercial loans and leases	$294,649	$282,001	$(22,791)	$255,325	$8,444
Total mortgage loans	4,628	4,312	(144)	4,377	161
Total consumer loans	17,401	16,467	(1,358)	12,662	586

NOTE 7 –TRANSFERS AND SERVICING OF FINANCIAL ASSETS (INCLUDING MORTGAGE BANKING ACTIVITY)
Commercial Banking Activity
The unpaid principal balances of loans serviced for others were $1.6 billion and $1.3 billion at December 31, 2018 and 2017, respectively. Custodial escrow balances maintained in connection with the foregoing portfolio of loans serviced for others, and included in demand deposits, were not significant at December 31, 2018 and 2017.
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

(Dollars in thousands)	2018	2017	2016
Balance at beginning of period	$134,916	$157,041	$166,247
Originations and purchases	1,469,847	1,844,358	2,460,033
Sales, net of gains	(1,498,386)	(1,859,565)	(2,451,459)
Mortgage loans transferred from (transferred to) held for investment	1,058	(6,918)	(14,017)
Other	299	—	(3,763)
Balance at end of period	$107,734	$134,916	$157,041
The following table details the components of mortgage income for the years ended December 31:

(Dollars in thousands)	2018	2017	2016
Fair value changes of derivatives and mortgage loans held for sale:
Mortgage loans held for sale and derivatives	$6,490	$(7,047)	$1,361
Derivative settlements, net	(4,039)	1,229	(6,640)
Gains on sales	42,887	68,255	87,925
Servicing and other income, net	1,339	1,133	1,207
Other losses	(253)	—	—
	$46,424	$63,570	$83,853
Servicing Rights
Servicing rights are recorded at the lower of cost or market value in “other assets” on the Company's consolidated balance sheets and amortized over the remaining servicing life of the loans, with consideration given to prepayment assumptions. Mortgage servicing rights had the following carrying values as of the periods indicated:

	December 31, 2018			December 31, 2017
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
(Dollars in thousands)
Mortgage servicing rights	$13,612	$(4,806)	$8,806	$9,588	$(3,931)	$5,657

In addition, there was an insignificant amount of non-mortgage servicing rights related to SBA loans as of December 31, 2018 and 2017.

NOTE 8 – PREMISES AND EQUIPMENT
Premises and equipment consisted of the following at December 31:

(Dollars in thousands)	2018	2017
Land	$81,194	$89,137
Buildings	241,284	261,994
Furniture, fixtures and equipment	137,469	129,866
Total premises and equipment	459,947	480,997
Accumulated depreciation	(159,440)	(149,584)
Total premises and equipment, net	$300,507	$331,413
Depreciation expense was $22.4 million, $21.0 million, and $20.8 million, for the years ended December 31, 2018, 2017, and 2016, respectively.
The Company actively engages in leasing office space available in buildings it owns. Leases have various terms, generally ranging up to 5 years. Total lease income for the years ended December 31, 2018, 2017, and 2016 was $2.1 million, $2.4 million, and $2.8 million, respectively. Income from leases is reported as a reduction in occupancy and equipment expense. The total allocated cost of the portion of the buildings held for lease at December 31, 2018 and 2017 was $7.0 million and $6.9 million, respectively, with related accumulated depreciation of $2.7 million and $2.5 million, respectively.

The Company leases certain branch and corporate offices, land and ATM facilities through operating leases with terms that range from less than one year to 50 years, some of which contain renewal options and escalation clauses under various terms. In addition, some have early termination clauses. Rent expense for the years ended December 31, 2018, 2017, and 2016 totaled $22.5 million, $19.1 million, and $16.6 million, respectively.
Minimum future annual rent commitments under lease agreements for the periods indicated are as follows:

(Dollars in thousands)
2019	$21,750
2020	19,991
2021	16,921
2022	14,195
2023	9,182
2024 and thereafter	34,652
$116,691

NOTE 9 – GOODWILL AND OTHER ACQUIRED INTANGIBLE ASSETS
Goodwill
Changes to the carrying amount of goodwill by reporting unit for the years ended December 31, 2018 and 2017 are provided in the following table.

(Dollars in thousands)	IBERIABANK	Mortgage	LTC	Total
Balance, December 31, 2016	$698,513	$23,178	$5,165	$726,856
Goodwill acquired and adjustments during the year	462,046	—	—	462,046
Balance, December 31, 2017	$1,160,559	$23,178	$5,165	$1,188,902
Goodwill acquired and adjustments during the year	43,251	—	3,380	46,631
Balance, December 31, 2018	$1,203,810	$23,178	$8,545	$1,235,533
On March 23, 2018, the Company completed its acquisition of Gibraltar. In connection with the acquisition, the Company recorded $64.3 million of goodwill based on fair value estimates of the assets acquired and liabilities assumed in the business combination as of December 31, 2018. On January 12, 2018, the Company's subsidiary, LTC, completed its acquisition of SolomonParks. In connection with the acquisition, LTC recorded $3.4 million of goodwill based on fair value estimates. In addition, measurement period adjustments to fair value estimates related to the acquisition of Sabadell United were updated during 2018, reducing goodwill by $21.0 million. The accounting for the acquisitions of Gibraltar, SolomonParks and Sabadell United was complete as of December 31, 2018. See Note 3 for additional information regarding these acquisitions.
The Company performed the required annual goodwill impairment test as of October 1, 2018. The Company’s annual impairment test did not indicate impairment in any of the Company’s reporting units as of the testing date. Following the testing date, management evaluated the events and changes that could indicate that goodwill might be impaired and concluded that a subsequent test was not necessary.
Title Plant
The Company held title plant assets recorded in “other intangible assets” on the Company's consolidated balance sheets totaling $6.8 million on December 31, 2018 and $6.7 million at December 31, 2017. The increase in title plant assets was the result of the SolomonParks acquisition during the first quarter of 2018. No events or changes in circumstances occurred during 2018 to suggest the carrying value of the title plant was not recoverable.
Intangible assets subject to amortization
In connection with the acquisition of Gibraltar, the Company recorded $18.5 million of core deposit intangible assets. Core deposit intangible assets are subject to amortization over a ten year period. In connection with the acquisition of SolomonParks, the Company recorded $156 thousand of non-compete agreement intangible assets. Non-compete agreement intangible assets are subject to amortization over a five year period. Definite-lived intangible assets had the following carrying values included in “other intangible assets” on the Company’s consolidated balance sheets as of December 31:

	2018			2017
(Dollars in thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Core deposit intangible assets	$136,183	$(63,213)	$72,970	$127,957	$(51,971)	$75,986
Customer relationship intangible asset	1,385	(1,323)	62	1,143	(996)	147
Non-compete agreement	206	(72)	134	63	(39)	24
Total	$137,774	$(64,608)	$73,166	$129,163	$(53,006)	$76,157

The related amortization expense of intangible assets is as follows:

(Dollars in thousands)	Amount
Aggregate amortization expense for the years ended December 31:
2016	$8,415
2017	12,590
2018	21,678

(Dollars in thousands)
Estimated amortization expense for the years ended December 31:
2019	$18,363
2020	14,500
2021	10,208
2022	7,711
2023	6,410
2024 and thereafter	15,974

NOTE 10 –DERIVATIVE INSTRUMENTS AND OTHER HEDGING ACTIVITIES
The Company enters into derivative financial instruments to manage interest rate risk, exposures related to liquidity and credit risk, and to facilitate customer transactions. The primary types of derivatives utilized by the Company for its risk management strategies include interest rate swap agreements, interest rate collars, interest rate floors, foreign exchange contracts, interest rate lock commitments, forward sales commitments, written and purchased options, and credit derivatives. All derivative instruments are recognized on the consolidated balance sheets as "other assets" or "other liabilities" at fair value, regardless of whether a right of offset exists.
Cash flow hedge relationships mitigate exposure to the variability of future cash flows or other forecasted transactions. The Company enters into interest rate swap agreements in a cash flow hedge to convert forecasted variable interest payments to a fixed rate on its junior subordinated debt. In addition, the Company has entered into an interest rate collar and interest rate floors and designated the instruments as cash flow hedges of the risk of fluctuations in interest rates, thereby reducing the Company's exposure to variability in cash flows from variable-rate loans.
For cash flow hedges, the effective and ineffective portions of the gain or loss related to the derivative instrument is initially reported as a component of other comprehensive income and subsequently reclassified into earnings when the forecasted transaction affects earnings or when the hedge is terminated. Prior to January 1, 2018, the ineffective portion of gain or loss, if any, was reported in earnings immediately in either "other income" or "other expense," respectively. In applying hedge accounting for derivatives, the Company establishes and documents a method for assessing the effectiveness of the hedging derivative and a measurement approach for determining the ineffective aspect of the hedge upon the inception of the hedge.
For derivative instruments that are not designated as hedging instruments, changes in the fair value of the derivatives are recognized in earnings immediately.
Information pertaining to outstanding derivative instruments is as follows:

	Balance Sheet Location	Derivative Assets - Fair Value		Balance Sheet Location	Derivative Liabilities - Fair Value
(Dollars in thousands)		December 31, 2018	December 31, 2017		December 31, 2018	December 31, 2017
Derivatives designated as hedging instruments under ASC Topic 815:
Interest rate contracts	Other assets	$3,469	$—	Other liabilities	$—	$—
Total derivatives designated as hedging instruments under ASC Topic 815		$3,469	$—		$—	$—
Derivatives not designated as hedging instruments under ASC Topic 815:
Interest rate contracts:
Customer swaps - upstream	Other assets	$474	$12,318	Other liabilities	$191	$3,873
Customer swaps - downstream	Other assets	16,946	8,128	Other liabilities	17,812	12,318
Foreign exchange contracts	Other assets	18	7	Other liabilities	18	7
Forward sales contracts	Other assets	630	136	Other liabilities	750	279
Written and purchased options	Other assets	5,490	10,654	Other liabilities	3,310	8,656
Other contracts	Other assets	21	22	Other liabilities	43	21
Total derivatives not designated as hedging instruments under ASC Topic 815		$23,579	$31,265		$22,124	$25,154
Total		$27,048	$31,265		$22,124	$25,154

	Derivative Assets - Notional Amount		Derivative Liabilities - Notional Amount
(Dollars in thousands)	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
Derivatives designated as hedging instruments under ASC Topic 815:
Interest rate contracts	$408,500	$—	$—	$108,500
Total derivatives designated as hedging instruments under ASC Topic 815	$408,500	$—	$—	$108,500

Derivatives not designated as hedging instruments under ASC Topic 815:
Interest rate contracts:
Customer swaps - upstream	$919,653	$644,282	$701,257	$574,182
Customer swaps - downstream	701,257	574,182	919,653	644,282
Foreign exchange contracts	1,202	268	1,202	268
Forward sales contracts	1,140	82,347	143,179	142,578
Written and purchased options	229,333	278,638	140,645	165,198
Other contracts	50,527	29,755	85,623	86,744
Total derivatives not designated as hedging instruments under ASC Topic 815	$1,903,112	$1,609,472	$1,991,559	$1,613,252
Total	$2,311,612	$1,609,472	$1,991,559	$1,721,752

The Company has entered into risk participation agreements with counterparties to transfer or assume credit exposures related to interest rate derivatives. The notional amounts of risk participation agreements sold were $85.6 million and $86.7 million at December 31, 2018 and 2017, respectively. Assuming all underlying third party customers referenced in the swap contracts defaulted at December 31, 2018 and December 31, 2017, the exposure from these agreements would not be material based on the fair value of the underlying swaps.
The Company is party to collateral agreements with certain derivative counterparties. Such agreements require that the Company maintain collateral based on the fair values of individual derivative transactions. In the event of default by the Company, the counterparty would be entitled to the collateral.
At December 31, 2018, the Company was not required to post collateral due to the Company's derivative position at the balance sheet date. At December 31, 2017, the Company was required to post $552 thousand in cash or securities as collateral for its derivative transactions, which is included in "interest-bearing deposits in banks" on the Company’s consolidated balance sheets. Effective January 3, 2017, the Chicago Mercantile Exchange and LCH.Clearnet Limited amended their rulebooks to legally characterize variation margin payments for over-the-counter derivatives they clear as settlements of the derivatives' exposure rather than collateral against the exposures. In light of changes to the aforementioned rulebooks, the Board of Governors of the Federal Reserve System, the OCC and the FDIC issued guidance effective August 14, 2017, which is consistent with the SEC's accounting guidance, that allows institutions to treat centrally-cleared derivatives as settled for purposes of the capital rule. At December 31, 2018 and 2017, the Company was required to post $35.8 million and $5.1 million, respectively, in variation margin payments for its derivative transactions, which is required to be netted against the fair value of the derivatives in "other assets/other liabilities" on the consolidated balance sheets. The Company does not anticipate additional assets will be required to be posted as collateral, nor does it believe additional assets would be required to settle its derivative instruments immediately if contingent features were triggered at December 31, 2018. The Company’s master netting agreements represent written, legally enforceable bilateral agreements that (1) create a single legal obligation for all individual transactions covered by the master agreement and (2) in the event of default, provide the non-defaulting counterparty the right to accelerate, terminate, and close-out on a net basis all transactions under the agreement and to promptly liquidate or set-off collateral posted by the defaulting counterparty. As permitted by U.S. GAAP, the Company does not offset fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral against recognized fair value amounts of derivatives executed with the same counterparty under a master netting agreement.

The following table reconciles the gross amounts presented in the consolidated balance sheets to the net amounts that would result in the event of offset.

	December 31, 2018
	Gross Amounts Presented in the Balance Sheet	Gross Amounts Not Offset in the Balance Sheet		Net
(Dollars in thousands)		Derivatives	Collateral (1)
Derivatives subject to master netting arrangements
Derivative assets
Interest rate contracts designated as hedging instruments	$3,469	$—	$—	$3,469
Interest rate contracts not designated as hedging instruments	17,420	(619)	—	16,801
Written and purchased options	3,285	—	—	3,285
Total derivative assets subject to master netting arrangements	$24,174	$(619)	$—	$23,555

Derivative liabilities
Interest rate contracts not designated as hedging instruments	$18,003	$(619)	$—	$17,384
Written and purchased options	3,285	—	—	3,285
Total derivative liabilities subject to master netting arrangements	$21,288	$(619)	$—	$20,669

(1)	Consists of cash collateral recorded at cost, which approximates fair value, and investment securities.

	December 31, 2017
	Gross Amounts Presented in the Balance Sheet	Gross Amounts Not Offset in the Balance Sheet		Net
(Dollars in thousands)		Derivatives	Collateral (1)
Derivatives subject to master netting arrangements
Derivative assets
Interest rate contracts not designated as hedging instruments	$20,446	$(12,469)	$—	$7,977
Written and purchased options	8,610	—	—	8,610
Total derivative assets subject to master netting arrangements	$29,056	$(12,469)	$—	$16,587

Derivative liabilities
Interest rate contracts not designated as hedging instruments	$16,191	$(12,469)	$(552)	$3,170
Total derivative liabilities subject to master netting arrangements	$16,191	$(12,469)	$(552)	$3,170

(1)	Consists of cash collateral recorded at cost, which approximates fair value, and investment securities.
During the years ended December 31, 2018 and 2017, the Company has not reclassified into earnings any gain or loss as a result of the discontinuance of cash flow hedges because it was probable the original forecasted transaction would not occur by the end of the originally specified term.
At December 31, 2018, the Company does not expect to reclassify a material amount from accumulated other comprehensive income into interest income over the next twelve months for derivatives that will be settled.

At December 31, 2018, 2017, and 2016, and for the years then ended, information pertaining to the effect of the hedging instruments on the consolidated financial statements is as follows:

	Amount of Gain (Loss) Recognized in OCI, net of taxes			Location of Gain (Loss) Reclassified from Accumulated OCI into Income	Amount of Gain (Loss) Reclassified from Accumulated OCI into Income, net of taxes			Location of Gain (Loss) Recognized in Income on Derivatives (Amount Excluded from Effectiveness Testing)	Amount of Gain (Loss) Recognized in Income on Derivatives (Amount Excluded from Effectiveness Testing)

	Total	Including Component	Excluding Component		Total	Including Component	Excluding Component		Total	Including Component	Excluding Component
(Dollars in thousands)	For the Year Ended December 31,
Derivatives in ASC Topic 815 Cash Flow Hedging Relationships	2018				2018				2018
Interest rate contracts	$4,416	$4,835	$(419)	Interest expense	$(196)	$(150)	$(46)	Interest expense	$—	$—	$—
Total	$4,416	$4,835	$(419)		$(196)	$(150)	$(46)		$—	$—	$—

						Location of Gain (Loss) Recognized in Income on Derivatives (Amount Excluded from Effectiveness Testing)	Amount of Gain (Loss) Recognized in Income on Derivatives (Amount Excluded from Effectiveness Testing)
	Amount of Gain (Loss) Recognized in OCI, net of taxes		Location of Gain (Loss) Reclassified from Accumulated OCI into Income	Amount of Gain (Loss) Reclassified from Accumulated OCI into Income, net of taxes

(Dollars in thousands)	For the Years Ended December 31,
Derivatives in ASC Topic 815 Cash Flow Hedging Relationships	2017	2016		2017	2016		2017	2016
Interest rate contracts	$(611)	$(328)	Interest expense	$(390)	$50	Interest expense	$—	$—
Total	$(611)	$(328)		$(390)	$50		$—	$—

Information pertaining to the effect of derivatives not designated as hedging instruments on the consolidated financial statements as of December 31, is as follows:

	Location of Gain (Loss) Recognized in Income on Derivatives	Amount of Gain (Loss) Recognized in Income on Derivatives
(Dollars in thousands)		2018	2017	2016
Interest rate contracts (1)	Other income	$6,962	$4,750	$8,830
Foreign exchange contracts	Other income	29	43	15
Forward sales contracts	Mortgage income	4,064	(4,115)	(1,731)
Written and purchased options	Mortgage income	180	(2,028)	(327)
Other contracts	Other income	(24)	51	17
Total		$11,211	$(1,299)	$6,804
(1) Includes fees associated with customer interest rate contracts.

NOTE 11 – DEPOSITS
Deposits at December 31 are summarized as follows:

(Dollars in thousands)	2018	2017
Non-interest-bearing deposits	$6,542,490	$6,209,925
Negotiable order of withdrawal ("NOW")	4,514,113	4,348,939
Money market deposits accounts ("MMDA")	8,237,291	7,674,291
Savings deposits	828,914	846,074
Time deposits	3,640,623	2,387,488
	$23,763,431	$21,466,717
Total time deposits summarized by denomination at December 31 are as follows:

(Dollars in thousands)	2018	2017
Time deposits less than or equal to $250,000	$2,522,660	$1,768,047
Time deposits greater than $250,000	1,117,963	619,441
	$3,640,623	$2,387,488
A schedule of maturities of all time deposits as of December 31, 2018 is as follows:

(Dollars in thousands)
Years ending December 31,
2019	$2,504,515
2020	876,740
2021	159,877
2022	76,486
2023	12,684
2024 and thereafter	10,321
$3,640,623

NOTE 12 – SHORT-TERM BORROWINGS
Short-term borrowings at December 31 are summarized as follows:

(Dollars in thousands)	2018	2017
Federal Home Loan Bank advances	$1,167,000	$475,000
Securities sold under agreements to repurchase	315,882	516,297
	$1,482,882	$991,297
The levels of FHLB advances and securities sold under agreements to repurchase can fluctuate significantly on a day-to-day basis, depending on funding needs and which sources are used to satisfy those needs. All such arrangements are considered typical of the banking and brokerage industries and are accounted for as borrowings.
Securities sold under agreements to repurchase, which are classified as secured borrowings, generally mature daily and are reflected at the amount of cash received in connection with the transaction. The Company may be required to provide additional collateral based on the fair value of the underlying securities.
Additional information on the Company’s short-term borrowings for the years indicated is as follows:

(Dollars in thousands)	2018	2017
Outstanding at December 31	$1,482,882	$991,297
Maximum month-end outstanding balance	1,482,882	2,197,105
Average daily outstanding balance	1,052,088	905,755
Average rate during the year	1.40%	0.83%
Average rate at year end	2.12%	0.82%

NOTE 13 – LONG-TERM DEBT
Long-term debt at December 31 is summarized as follows:

(Dollars in thousands)	2018	2017
IBERIABANK:
Federal Home Loan Bank advances, 0.864% to 7.040%	$986,027	$1,331,579
Notes payable - Investment fund contribution, 7 to 35 year term, 1.28% to 6.82% fixed, 7 to 30 year term, 1.28% to 6.82% fixed, respectively	60,014	44,146
	1,046,041	1,375,725
IBERIABANK Corporation (junior subordinated debt):
Statutory Trust I, 3 month LIBOR (1), plus 3.25%, issued November 2002	10,310	10,310
Statutory Trust II, 3 month LIBOR (1), plus 3.15%, issued June 2003	10,310	10,310
Statutory Trust III, 3 month LIBOR (1), plus 2.00%, issued September 2004	10,310	10,310
Statutory Trust IV, 3 month LIBOR (1), plus 1.60%, issued October 2006	15,464	15,464
American Horizons Statutory Trust I, 3 month LIBOR (1), plus 3.15%, assumed January 2005	6,186	6,186
Statutory Trust V, 3 month LIBOR (1), plus 1.435%, issued June 2007	10,310	10,310
Statutory Trust VI, 3 month LIBOR (1), plus 2.75%, issued November 2007	12,372	12,372
Statutory Trust VII, 3 month LIBOR (1), plus 2.54%, issued November 2007	13,403	13,403
Statutory Trust VIII, 3 month LIBOR (1), plus 3.50%, issued March 2008	7,217	7,217
OMNI Trust I, 3 month LIBOR (1), plus 3.30%, assumed May 2011	8,248	8,248
OMNI Trust II, 3 month LIBOR (1), plus 2.79%, assumed May 2011	7,732	7,732
GA Commerce Trust II, 3 month LIBOR (1), plus 1.64%, assumed May 2015	8,248	8,248
	120,110	120,110
	$1,166,151	$1,495,835

(1)	The interest rate on the Company’s long-term debt indexed to LIBOR is based on the 3-month LIBOR rate. The 3-month LIBOR rate was 2.81% and 1.69% at December 31, 2018 and 2017, respectively.
Outstanding FHLB advances are a mix of bullet and amortizing structures. Amortizing FHLB advances are amortized over periods ranging from 1.3 to 20.1 years, and have a balloon feature at maturity. Advances are collateralized by a blanket pledge of eligible loans, subject to contractual adjustments which reduce the borrowing base, as well as a secondary pledge of FHLB stock and FHLB demand deposits, the amount of which can exceed the amounts borrowed based on contractually required adjustments. Total additional FHLB advances for both short-term borrowings and long-term debt at December 31, 2018 were $7.0 billion under the blanket floating lien including $1.9 billion from pledges of investment securities. The weighted average advance rate was 2.15% and 1.48% at December 31, 2018 and 2017, respectively.
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

Advances and long-term debt at December 31, 2018 have maturities or call dates in future years as follows:

(Dollars in thousands)
2019	$309,116
2020	233,465
2021	125,255
2022	10,581
2023	58,762
2024 and thereafter	428,972
$1,166,151

NOTE 14 – INCOME TAXES
The provision for income tax expense consists of the following for the years ended December 31:

(Dollars in thousands)	2018	2017	2016
Current expense (benefit)	$(115,195)	$84,827	$103,335
Deferred expense (benefit)	153,518	71,257	(16,654)
Tax credits	(5,179)	(10,845)	(7,112)
Amortization on qualified affordable housing tax credits	—	5,227	4,185
Tax benefits attributable to items charged to equity and goodwill	(866)	—	1,439
	$32,278	$150,466	$85,193
There was a balance receivable of $208.0 million and $4.5 million for federal and state income taxes at December 31, 2018 and 2017, respectively. The provision for federal income taxes differs from the amount computed by applying the federal income tax statutory rate of 21 percent for the year ended December 31, 2018 and 35 percent for the years ended December 31, 2017 and 2016 on income before income tax expense as indicated in the following analysis for the years ended December 31:

(Dollars in thousands)	2018	2017	2016
Federal tax based on statutory rate	$84,531	$102,508	$95,189
Increase (decrease) resulting from:
Effect of tax-exempt income	(5,801)	(9,435)	(8,203)
Interest and other nondeductible expenses	6,464	9,605	3,250
State taxes, net of federal benefit	12,459	6,970	4,770
Tax credits	(5,179)	(10,845)	(7,112)
Amortization on qualified affordable housing tax credits	—	5,227	4,185
Other (1)	(60,196)	46,436	(6,886)
	$32,278	$150,466	$85,193
Effective tax rate	8.0%	51.4%	31.3%

(1) The composition of other items resulting in a net tax benefit of $60.2 million for the year ended December 31, 2018 included a $6.6 million expense related to the finalization of accounting for the Sabadell United acquisition and its net impact from the remeasurement of deferred tax assets as a result of the passage of the Tax Cuts and Jobs Act (the "Tax Act"). In connection with filing its 2017 income tax returns, the Company recorded a non-core, permanent net income tax benefit of $65.3 million as a result of deductions claimed on the 2017 income tax returns associated with unrealized losses on securities and loans and depreciation on real and personal property.
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

The net deferred tax asset (liability) at December 31 is as follows:

(Dollars in thousands)	2018	2017
Deferred tax asset:
NOL and credit carryforward	$42,837	$8,364
Allowance for credit losses	38,571	38,402
Deferred compensation	5,482	5,876
Basis difference in acquired assets and liabilities	9,228	43,391
Unrealized losses on loans and securities	—	12,198
OREO	32	2,639
Other	19,395	22,719
	115,545	133,589
Deferred tax liability:
Unrealized gains on loans and securities	(98,807)	—
FHLB stock	—	(300)
Premises and equipment	(10,626)	(3,723)
Acquisition intangibles	(9,757)	(8,151)
Deferred loan costs	(5,814)	(3,114)
Basis difference in acquired assets and liabilities	(17,628)	(31,309)
Lease receivable	(37,844)	—
Other	(6,485)	(4,885)
	(186,961)	(51,482)
Net deferred tax (liability) asset	$(71,416)	$82,107
At December 31, 2018, the Company's cumulative net operating loss carryforwards were $45.0 million. These net operating loss carryforwards arising from acquisitions during 2015 expire over a 20-year period and will be utilized subject to annual Internal Revenue Code Section 382 limitations. No benefit was recognized at acquisition for net operating losses that will expire unused due to the IRS limitations.
At December 31, 2018, the Company had recorded a net deferred tax liability position. The Company determined that the net deferred tax asset at December 31, 2017 was more likely than not to be realized based on an assessment of all available positive and negative evidence, and therefore, no valuation allowance was recorded.
The Company does not believe it has any unrecognized tax benefits included in its consolidated financial statements. The Company has not had any settlements in the current period with taxing authorities, nor has it recognized tax benefits as a result of a lapse of the applicable statute of limitations.
During the years ended December 31, 2018 and 2017, an immaterial amount of interest and penalty expense associated with state filings was recorded. During the year ended December 31, 2016, the Company did not recognize any interest or penalties in its consolidated financial statements.

On December 22, 2017, the Tax Act was signed into law. Under ASC 740, the effects of changes in tax rates and laws are recognized in the period in which the new legislation is enacted. In the case of U.S. federal income taxes, the enactment date is the date the bill becomes law (i.e., upon presidential signature). Among other provisions, the most significant to the Company is the reduction of the corporate income tax rate from 35% to 21%. With respect to the legislation, the Company recognized a provisional one-time increase in tax expense of $51.0 million as of December 31, 2017 due to a re-measurement of deferred tax assets and liabilities resulting from the decrease in the corporate income tax rate. During the year ended December 31, 2018, the Company recognized a total adjustment of $6.6 million in income tax expense due to the write-down of deferred tax assets associated with the finalization of the accounting for the Sabadell United acquisition and the related impact of the Tax Act on those adjustments. This adjustment increased the year-to-date effective tax rate by 1.6% from 6.4% to 8.0%. Consistent with the guidance provided under ASC 740, the Company recorded impacts from enactment of the Tax Act in the fourth quarter of 2017 subject to Staff Accounting Bulletin 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act ("SAB 118"). SAB 118 provided a measurement period not to extend beyond one year of the enactment date to adjust the accounting for certain elements of the tax reform. The Company filed its 2017 federal and state tax returns in the fourth quarter of 2018, after which it was able to finalize deferred tax balances subject to the remeasurement under the Tax Act. The accounting for the tax effects of the Tax Act was complete as of December 22, 2018.

NOTE 15 – SHAREHOLDERS' EQUITY, CAPITAL RATIOS AND OTHER REGULATORY MATTERS
Preferred Stock
The following table presents a summary of the Company's non-cumulative perpetual preferred stock at December 31:

					2018	2017
	Issuance Date	Earliest Redemption Date	Annual Dividend Rate	Liquidation Amount	Carrying Amount	Carrying Amount
(Dollars in thousands)
Series B Preferred Stock	8/5/2015	8/1/2025	6.625%	$80,000	$76,812	$76,812
Series C Preferred Stock	5/9/2016	5/1/2026	6.600%	57,500	55,285	55,285
				$137,500	$132,097	$132,097
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
Common Stock
During the second quarter of 2018, the Company's Board of Directors authorized the repurchase of up to 1,137,500 shares of IBERIABANK Corporation's outstanding common stock, which was completed on November 5, 2018. On November 5, 2018, the Board of Directors authorized a new repurchase plan of up to 2,765,000 shares of the Company's common stock. Stock repurchases under this program will be made from time to time, on the open market or in privately negotiated transactions. The timing of these repurchases will depend on market conditions and other requirements. The share repurchase program does not obligate the Company to repurchase any dollar amount or number of shares, and expires during the fourth quarter of 2020. The program may be extended, modified, suspended, or discontinued at any time. During 2018, the Company repurchased 1,972,500 common shares, at a weighted average price of $75.46 per common share, of which 1,472,500 were repurchased under previously completed plans. At December 31, 2018, there were approximately 2,265,000 remaining shares that may be repurchased under the current Board-approved plan. Subsequent to year-end and through February 21, 2019, the Company repurchased 226,921 common shares for approximately $17.5 million. The Company did not repurchase any common shares during 2017.
On March 23, 2018, as part of the Gibraltar acquisition, the Company issued 2,787,773 shares of common stock. The aggregate value of the acquisition consideration paid by the Company at the time of closing was approximately $214.7 million based on the Company's closing common stock price of $77.00 per share on March 23, 2018. Gibraltar common shareholders received 1.9749 shares of IBERIABANK Corporation common stock for each outstanding share of Gibraltar common stock. Refer to Note 3, Acquisition Activity, for further detail regarding the Gibraltar acquisition.
On December 7, 2016, the Company issued 3,593,750 shares of its common stock at a price of $81.50 per common share. On March 7, 2017, the Company issued 6,100,000 shares of its common stock at a price of $83.00 per common share. Net proceeds from the offerings, after deduction of underwriting discounts, commissions, and direct issuance costs, were $279.2 million and $485.2 million, respectively. The proceeds from these issuances were used to finance the cash portion of the purchase price for the acquisition of Sabadell United. The acquisition, which closed on July 31, 2017, provided for Banco de Sabadell, S.A. to receive 2,610,304 shares of the Company's common stock ($211.0 million based on the Company's closing stock price of $80.85 on that date) and $809.2 million in cash from the two stock issuances. Banco de Sabadell, S.A. sold the 2.6 million shares received as part of acquisition proceeds early in the fourth quarter of 2017. Refer to Note 3, Acquisition Activity, for further detail regarding the Sabadell United acquisition.

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
Management believes that, as of December 31, 2018, the Company and IBERIABANK met all capital adequacy requirements to which they are subject.
As of December 31, 2018, the most recent notification from the FRB categorized IBERIABANK as well-capitalized under the regulatory framework for prompt corrective action (the prompt corrective action requirements are not applicable to the Company). To be categorized as well-capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since the notification that management believes have changed that categorization. The Company’s and IBERIABANK’s actual capital amounts and ratios as of December 31 are presented in the following table.

(Dollars in thousands)	2018
	Minimum		Well-Capitalized		Actual
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Tier 1 Leverage
Consolidated	$1,168,343	4.00%	N/A	N/A	$2,812,863	9.63%
IBERIABANK	1,165,537	4.00	$1,456,921	5.00	2,733,099	9.38
Common Equity Tier 1 (CET1) (1)
Consolidated	$1,125,405	4.50%	N/A	N/A	$2,680,766	10.72%
IBERIABANK	1,122,712	4.50	$1,621,695	6.50	2,733,099	10.95
Tier 1 Risk-Based Capital (1)
Consolidated	$1,500,540	6.00%	N/A	N/A	$2,812,863	11.25%
IBERIABANK	1,496,949	6.00	$1,995,932	8.00	2,733,099	10.95
Total Risk-Based Capital (1)
Consolidated	$2,000,720	8.00%	N/A	N/A	$3,084,764	12.33%
IBERIABANK	1,995,932	8.00	$2,494,915	10.00	2,888,500	11.58

	2017
	Minimum		Well-Capitalized		Actual
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Tier 1 Leverage
Consolidated	$1,073,381	4.00%	N/A	N/A	$2,509,496	9.35%
IBERIABANK	1,070,789	4.00	$1,338,487	5.00	2,437,275	9.10
Common Equity Tier 1 (CET1) (1)
Consolidated	$1,011,732	4.50%	N/A	N/A	$2,377,398	10.57%
IBERIABANK	1,009,553	4.50	$1,458,243	6.50	2,437,275	10.86
Tier 1 Risk-Based Capital (1)
Consolidated	$1,348,977	6.00%	N/A	N/A	$2,509,496	11.16%
IBERIABANK	1,346,070	6.00	$1,794,760	8.00	2,437,275	10.86
Total Risk-Based Capital (1)
Consolidated	$1,798,635	8.00%	N/A	N/A	$2,780,095	12.37%
IBERIABANK	1,794,760	8.00	$2,243,450	10.00	2,591,374	11.55

(1) Minimum capital ratios are subject to a capital conservation buffer. In order to avoid limitations on distributions, including dividend payments, and certain discretionary bonus payments to executive officers, an institution must hold a capital conservation buffer above its minimum risk-based capital requirements. This capital conservation buffer is calculated as the lowest of the differences between the actual CET1 ratio, Tier 1 Risk-Based Capital Ratio, and Total Risk-Based Capital ratio and the corresponding minimum ratios. At December 31, 2018, the required minimum capital conservation buffer was 1.875%, and will increase by 0.625% and be fully phased in on January 1, 2019 at 2.50%. At December 31, 2018, the capital conservation buffers of the Company and IBERIABANK were 4.33% and 3.58%, respectively.

Restrictions on Dividends, Loans and Advances
IBERIABANK is restricted under applicable laws in the payment of dividends to an amount equal to current year earnings plus undistributed earnings for the immediately preceding year, unless prior permission is received from the Commissioner of Financial Institutions for the State of Louisiana. Dividends payable by IBERIABANK in 2019 without permission are limited to 2019 earnings plus an additional $130.0 million.
Funds available for loans or advances by IBERIABANK to the Parent amounted to $288.9 million. In addition, any dividends that may be paid by IBERIABANK to the Parent would be restricted if IBERIABANK did not comply with the above-described capital conservation buffer requirements and would be prohibited if the effect thereof would cause IBERIABANK’s capital to be reduced below applicable minimum capital requirements.
During any deferral period under the Company’s junior subordinated debt, the Company would be prohibited from declaring and paying dividends to preferred and common shareholders. See Note 13 to the consolidated financial statements for additional information.
In addition, so long as any shares of Series B Preferred Stock or Series C Preferred Stock remain outstanding, the Company is prohibited from paying dividends on common stock if the required payments on the Series B Preferred Stock and Series C Preferred Stock have not been made.

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
The following table presents the calculation of basic and diluted earnings per share for the periods indicated.

	For the Years Ended December 31,
(In thousands, except per share data)	2018	2017	2016
Earnings per common share - basic
Net income	$370,249	$142,413	$186,777
Preferred stock dividends	(9,095)	(9,095)	(7,977)
Dividends and undistributed earnings allocated to unvested restricted shares	(3,583)	(1,210)	(1,872)
Earnings allocated to common shareholders - basic	$357,571	$132,108	$176,928
Weighted average common shares outstanding	55,008	50,640	40,948
Earnings per common share - basic	6.50	2.61	4.32

Earnings per common share - diluted
Earnings allocated to common shareholders - basic	$357,571	$132,108	$176,928
Dividends and undistributed earnings allocated to unvested restricted shares	(49)	(1)	(37)
Earnings allocated to common shareholders - diluted	$357,522	$132,107	$176,891
Weighted average common shares outstanding	55,008	50,640	40,948
Dilutive potential common shares	352	352	158
Weighted average common shares outstanding - diluted	55,360	50,992	41,106
Earnings per common share - diluted	$6.46	$2.59	$4.30
For the years ended December 31, 2018, 2017, and 2016, the calculations for basic shares outstanding exclude the weighted average shares owned by the RRP of 564,973, 467,601, and 447,818, respectively.
The effects from the assumed exercises of 154,397, 71,260, and 155,969 stock options were not included in the computation of diluted earnings per share for the years ended December 31, 2018, 2017, and 2016, respectively, because such amounts would have had an antidilutive effect on earnings per common share.

NOTE 17 – SHARE-BASED COMPENSATION
The Company has various types of share-based compensation plans that permit the granting of awards in the form of stock options, restricted stock, restricted share units, and phantom stock. These plans are administered by the Compensation Committee of the Board of Directors, which selects persons eligible to receive awards and determines the terms, conditions and other provisions of the awards. At December 31, 2018, awards of 1,162,931 shares could be made under approved incentive compensation plans. The Company issues shares to fulfill stock option exercises and restricted share units and restricted stock awards vesting from available authorized common shares. At December 31, 2018, the Company believes there are adequate authorized shares to satisfy anticipated stock option exercises and restricted share unit and restricted stock award vesting.
Stock option awards
The Company issues stock options under various plans to directors, officers and other key employees. The option exercise price cannot be less than the fair value of the underlying common stock as of the date of the option grant and the maximum option term cannot exceed ten years.
The following table represents the activity related to stock options during the periods indicated:

	Number of Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value (Dollars in thousands)	Weighted Average Remaining Contract Life (in years)
Outstanding options, December 31, 2015	813,777	$56.99
Granted	160,624	48.65
Exercised	(196,769)	55.39	$3,597
Forfeited or expired	(56,094)	59.49
Outstanding options, December 31, 2016	721,538	$55.38
Granted	80,557	84.78
Exercised	(85,221)	55.45	2,098
Forfeited or expired	(30,508)	68.46
Outstanding options, December 31, 2017	686,366	$58.24
Granted	97,620	82.02
Exercised	(42,047)	53.07	1,242
Forfeited or expired	(27,519)	68.30
Outstanding options, December 31, 2018	714,420	$61.41	$5,148	5.2

Exercisable options, December 31, 2016	415,376	$56.66
Exercisable options, December 31, 2017	455,010	55.77
Exercisable options, December 31, 2018	501,815	56.75	$4,222	3.9
The Company uses the Black-Scholes option pricing model to estimate the fair value of stock option awards. The following weighted-average assumptions were used for option awards issued during the years ended December 31:

	2018	2017	2016
Expected dividends	1.8%	1.7%	2.8%
Expected volatility	24.3%	25.0%	29.0%
Risk-free interest rate	2.7%	2.1%	1.4%
Expected term (in years)	5.8	5.8	6.5
Weighted-average grant-date fair value	$18.48	$18.86	$10.46
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

The following table represents the compensation expense that is included in non-interest expense and related income tax benefits in the accompanying consolidated statements of comprehensive income related to stock options for the years ended December 31:

(Dollars in thousands)	2018	2017	2016
Compensation expense related to stock options	$1,280	$1,470	$2,010
Income tax benefit related to stock options	93	124	331
At December 31, 2018, there was $2.0 million of unrecognized compensation expense related to stock options that is expected to be recognized over a weighted-average period of 2.8 years.
Restricted stock awards
The Company issues restricted stock under various plans for certain officers and directors. The restricted stock awards may not be sold or otherwise transferred until certain restrictions have lapsed. The holders of the restricted stock receive dividends and have the right to vote the shares. The compensation expense for these awards is determined based on the market price of the Company's common stock at the date of grant applied to the total number of shares granted and is recognized over the vesting period (generally three to five years). As of December 31, 2018 and 2017, unrecognized share-based compensation expense associated with these awards totaled $27.1 million and $31.9 million, respectively. The unrecognized compensation expense related to restricted stock awards at December 31, 2018 is expected to be recognized over a weighted-average period of 1.3 years.
Restricted share units
The Company issues restricted share units to certain of its executive officers. Restricted share units vest after the end of a three year performance period, based on satisfaction of the market and performance conditions set forth in the restricted share unit agreements. Recipients do not possess voting or investment power over the common stock underlying such units until vesting. The grant date fair value of these restricted share units is the same as the value of the corresponding number of shares of common stock, adjusted for assumptions surrounding the market-based conditions contained in the respective agreements. See Note 1, Summary of Significant Accounting Policies, for further discussion of restricted share units with market or performance conditions.
The following table represents the compensation expense that was included in non-interest expense and related income tax benefits in the accompanying consolidated statements of comprehensive income related to restricted stock awards and restricted share units for the years ended December 31:

(Dollars in thousands)	2018	2017	2016
Compensation expense related to restricted stock awards and restricted share units	$18,998	$14,966	$12,513
Income tax benefit related to restricted stock awards and restricted share units	3,990	2,809	4,380
The following table represents unvested restricted stock award and restricted share unit activity for the years ended December 31:

	2018	2017	2016
Number of shares at beginning of period	738,187	543,261	507,130
Granted	231,064	421,198	254,276
Forfeited	(72,217)	(31,699)	(28,855)
Vested	(196,406)	(194,573)	(189,290)
Number of shares at end of period	700,628	738,187	543,261

The weighted average grant date fair value of restricted stock awards and restricted share units granted was $80.98, $82.49, and $48.84 for the years ended December 31, 2018, 2017, and 2016, respectively. The total fair value of restricted stock awards and restricted share units vested during the years ended December 31, 2018, 2017, and 2016 was $16.3 million, $16.4 million, and $10.7 million, respectively.

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
The following table represents compensation expense recorded for phantom stock based on the number of share equivalents vested at December 31 of the years indicated and the current market price of the Company’s stock at that time:

(Dollars in thousands)	2018	2017	2016
Compensation expense related to phantom stock	$8,141	$10,756	$12,933
The following table represents phantom stock award activity during the periods indicated:

(Dollars in thousands)	Number of share equivalents (1)	Value of share equivalents (2)
Balance, December 31, 2015	462,430	$25,466
Granted	215,745	18,069
Forfeited share equivalents	(42,051)	3,522
Vested share equivalents	(163,294)	8,509
Balance, December 31, 2016	472,830	$39,600
Granted	118,408	9,177
Forfeited share equivalents	(34,968)	2,710
Vested share equivalents	(162,426)	13,515
Balance, December 31, 2017	393,844	$30,523
Granted	157,044	10,095
Forfeited share equivalents	(63,276)	4,067
Vested share equivalents	(134,205)	11,156
Balance, December 31, 2018	353,407	$22,717

(1)	Number of share equivalents includes all reinvested dividend equivalents for the years indicated.

(2)
Except for share equivalents at the beginning of each period, which are based on the value at that time, and vested share payments, which are based on the cash paid at the time of vesting, the value of share equivalents is calculated based on the market price of the Company’s stock at the end of the respective periods. The market price of the Company’s stock was $64.28, $77.50 and $83.75 on December 31, 2018, 2017, and 2016, respectively.

401(k) defined contribution plan
The Company has a 401(k) Profit Sharing Plan covering substantially all of its employees. Annual employer contributions to the Plan are set by the Board of Directors. The Company made contributions of $3.7 million, $3.5 million, and $1.9 million for the years ended December 31, 2018, 2017, and 2016, respectively. The Plan provides, among other things, that participants in the Plan be able to direct the investment of their account balances within the Profit Sharing Plan into alternative investment funds. Participant deferrals under the salary reduction election may be matched by the employer based on a percentage to be determined annually by the employer.

NOTE 18 – COMMITMENTS AND CONTINGENCIES
Off-balance sheet commitments
In the normal course of business, to meet the financing needs of its customers, the Company is a party to credit-related financial instruments, with risk not reflected in the consolidated financial statements. These financial instruments include commitments to extend credit, standby letters of credit, and commercial letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The credit policies used for these commitments are consistent with those used for on-balance sheet instruments. The Company’s exposure to credit loss in the event of non-performance by its customers under such commitments or letters of credit represents the contractual amount of the financial instruments as indicated in the table below. At December 31, 2018 and 2017, the fair value of guarantees under commercial and standby letters of credit was $2.4 million and $2.1 million, respectively. This fair value will decrease as the existing commercial and standby letters of credit approach their expiration dates.
At December 31, 2018 and 2017, respectively, the Company had the following financial instruments outstanding and related reserves, whose contract amounts represent credit risk:

(Dollars in thousands)	December 31, 2018	December 31, 2017
Commitments to extend credit	$642,162	$342,305
Unfunded commitments under lines of credit	6,883,963	6,060,034
Commercial and standby letters of credit	240,436	210,002
Reserve for unfunded lending commitments	14,830	13,208
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
Commercial and standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. These guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper issuance, bond financing, and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. When necessary, they are collateralized, generally in the form of marketable securities and cash equivalents.
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

In July of 2016, the Company received a subpoena from the Office of Inspector General of the U.S. Department of Housing and Urban Development (“HUD”) requesting information on certain previously originated loans insured by the Federal Housing Administration ("FHA") as well as other documents regarding the Company's FHA-related policies and practices. After the Company complied with the subpoena, attorneys from the Department of Justice (“DOJ”) informed the Company in late March of 2017 that a civil qui tam suit had been filed against the Company in federal court involving the subject matter of the HUD subpoena. The HUD lawsuit was settled on December 11, 2017 in the amount of $11.7 million. On February 2, 2018, IBERIABANK filed a lawsuit in the United States District Court for the Eastern District of Louisiana (New Orleans) against Illinois Union Insurance Company and Travelers Casualty and Surety Company of America in an effort to recover the $11.7 million it paid to settle the HUD matter. IBERIABANK filed that lawsuit to recover the insurance proceeds to which it claims to be entitled under certain Bankers’ Professional Liability insurance policies issued by defendants Illinois Union and Travelers. More specifically, IBERIABANK alleges that the insurers have failed to honor their obligations under the policies to pay IBERIABANK’s losses in connection with the $11.7 million settlement of disputed allegations relating to IBERIABANK’s professional services in connection with certain mortgage loans insured by the FHA. The judge in the federal lawsuit granted a motion for summary judgment thereby dismissing the case. The Company is considering whether to appeal or not.
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
As of the date of this filing, the Company believes the amount of losses associated with legal proceedings that it is reasonably possible to incur above amounts already accrued and reported as of December 31, 2018 is not material.

NOTE 19 – FAIR VALUE MEASUREMENTS
Recurring fair value measurements
The following table presents information about the Company's assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2018 and 2017 and their classification within the fair value hierarchy. See Note 1, Summary of Significant Accounting Policies, for a description of how fair value measurements are determined.

	December 31, 2018
(Dollars in thousands)	Level 1	Level 2	Level 3	Total
Assets
Securities available for sale	$—	$4,783,579	$—	$4,783,579
Mortgage loans held for sale	—	107,734	—	107,734
Mortgage loans held for investment, at fair value option	—	—	3,143	3,143
Derivative instruments	—	27,048	—	27,048
Total	$—	$4,918,361	$3,143	$4,921,504
Liabilities
Derivative instruments	$—	$22,124	$—	$22,124
Total	$—	$22,124	$—	$22,124

	December 31, 2017
	Level 1	Level 2	Level 3	Total
Assets
Securities available for sale	$—	$4,590,062	$—	$4,590,062
Mortgage loans held for sale	—	134,916	—	134,916
Mortgage loans held for investment, at fair value option	—	—	14,953	14,953
Derivative instruments	—	31,265	—	31,265
Total	$—	$4,756,243	$14,953	$4,771,196
Liabilities
Derivative instruments	$—	$25,154	$—	$25,154
Total	$—	$25,154	$—	$25,154
During 2018 and 2017, there were no transfers between the Level 1 and Level 2 fair value categories.

Non-recurring fair value measurements
The Company holds certain assets that are measured at fair value, but only in certain circumstances, such as impairment. The following table presents information about the Company's assets that are measured at fair value and still held as of December 31, 2018 and 2017 for which a non-recurring fair value adjustment was recorded during the years then ended. See Note 1, Summary of Significant Accounting Policies, for a description of how fair value measurements are determined.

	December 31, 2018
(Dollars in thousands)	Level 1	Level 2	Level 3	Total
Assets
Impaired loans	$—	$—	$65,914	$65,914
OREO, net	—	—	6,433	6,433
Total	$—	$—	$72,347	$72,347

	December 31, 2017
(Dollars in thousands)	Level 1	Level 2	Level 3	Total
Assets
Impaired loans	$—	$—	$71,210	$71,210
OREO, net	—	—	7,748	7,748
Total	$—	$—	$78,958	$78,958
The tables above exclude the initial measurement of assets and liabilities that were acquired as part of the business combinations disclosed in Note 3, Acquisition Activity. These assets and liabilities were recorded at their fair value upon acquisition in accordance with U.S. GAAP and were not re-measured during the periods presented unless specifically required by U.S. GAAP. Acquisition date fair values represent either Level 2 fair value measurements (investment securities, deposits, property, and equipment) or Level 3 fair value measurements (loans, core deposit intangible assets, and debt). Refer to Note 3, Acquisition Activity, for further detail.
The Company did not record any liabilities at fair value for which measurement of the fair value was made on a non-recurring basis as of December 31, 2018 and 2017.
Fair value option
The Company has elected the fair value option for originated residential mortgage loans held for sale, which allows for a more effective offset of the changes in fair values of the loans and the derivative instruments used to hedge them without the burden of complying with the requirements for hedge accounting. The Company also has a portion of mortgage loans held for investment for which the fair value option was elected upon origination and continue to be accounted for at fair value at December 31, 2018 and 2017, respectively.
The following table summarizes the difference between the aggregate fair value and the aggregate unpaid principal balance for mortgage loans held for sale and mortgage loans held for investment measured at fair value:

	December 31, 2018			December 31, 2017
(Dollars in thousands)	Aggregate Fair Value	Aggregate Unpaid Principal	Aggregate Fair Value Less Unpaid Principal	Aggregate Fair Value	Aggregate Unpaid Principal	Aggregate Fair Value Less Unpaid Principal
Mortgage loans held for sale, at fair value	$107,734	$104,345	$3,389	$134,916	$131,276	$3,640
Mortgage loans held for investment, at fair value	3,143	3,595	(452)	14,953	16,306	(1,353)

Interest income on mortgage loans held for sale and mortgage loans held for investment at fair value option is recognized based on contractual rates and is reflected in interest income on loans held for sale in the consolidated statements of comprehensive income. The following table details net gains (losses) resulting from the change in fair value of loans that were recorded in mortgage income in the consolidated statements of comprehensive income for the years ended December 31, 2018, 2017 and 2016. The changes in fair value are mostly offset by economic hedging activities, with an insignificant portion of these changes attributable to changes in instrument-specific credit risk.

	Net Gains (Losses) Resulting From Changes in Fair Value
	For the Years Ended December 31,
(Dollars in thousands)	2018	2017	2016
Fair value option
Mortgage loans held for sale, at fair value	$(251)	$944	$(2,512)
Mortgage loans held for investment, at fair value	(1,542)	(204)	(1,149)

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
The carrying amount and estimated fair values, as well as the level within the fair value hierarchy, of the Company’s financial instruments are included in the tables below. See Note 1, Summary of Significant Accounting Policies, for a description of how fair value measurements are determined, except for loans, amended upon implementation of ASU 2016-01, Financial Statements - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. See Note 2, Recent Accounting Pronouncements, in this Report for a description of how the fair value measurement is determined for loans beginning January 1, 2018.

		December 31, 2018
(Dollars in thousands)		Carrying Amount	Fair Value	Level 1	Level 2	Level 3
Measurement Category
Fair Value
	Financial Assets
	Securities available for sale	$4,783,579	$4,783,579	$—	$4,783,579	$—
	Mortgage loans held for sale	107,734	107,734	—	107,734	—
	Mortgage loans held for investment, at fair value option	3,143	3,143	—	—	3,143
	Derivative instruments	27,048	27,048	—	27,048	—

	Financial Liabilities
	Derivative instruments	22,124	22,124	—	22,124	—

Amortized Cost
	Financial Assets
	Cash and cash equivalents	$690,453	$690,453	$690,453	$—	$—
	Securities held to maturity	207,446	204,277	—	204,277	—
	Loans and leases, carried at amortized cost, net of unearned income and allowance for loan and lease losses	22,376,101	22,088,236	—	—	22,088,236

	Financial Liabilities
	Deposits	23,763,431	23,752,139	—	23,752,139	—
	Short-term borrowings	1,482,882	1,482,882	315,882	1,167,000	—
	Long-term debt	1,166,151	1,154,062	—	—	1,154,062

		December 31, 2017
(Dollars in thousands)		Carrying Amount	Fair Value	Level 1	Level 2	Level 3
Measurement Category
Fair Value
	Financial Assets
	Securities available for sale	$4,590,062	$4,590,062	$—	$4,590,062	$—
	Mortgage loans held for sale	134,916	134,916	—	134,916	—
	Mortgage loans held for investment, at fair value option	14,953	14,953	—	—	14,953
	Derivative instruments	31,265	31,265	—	31,265	—

	Financial Liabilities
	Derivative instruments	25,154	25,154	—	25,154	—

Amortized Cost
	Financial Assets
	Cash and cash equivalents	$625,724	$625,724	$625,724	$—	$—
	Securities held to maturity	227,318	227,964	—	227,964	—
	Loans and leases, carried at amortized cost, net of unearned income and allowance for loan and lease losses	19,922,337	19,811,904	—	—	19,811,904

	Financial Liabilities
	Deposits	21,466,717	21,460,782	—	21,460,782	—
	Short-term borrowings	991,297	991,297	516,297	475,000	—
	Long-term debt	1,495,835	1,476,899	—	—	1,476,899
The fair value estimates presented herein are based upon pertinent information available to management as of December 31, 2018 and 2017. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since these dates and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

NOTE 21 – RELATED PARTY TRANSACTIONS
In the ordinary course of business, the Company may execute transactions with various related parties. Examples of such transactions may include lending or deposit arrangements, transfers of financial assets, services for administrative support, and other miscellaneous items.
The Company has granted loans to executive officers and directors and their affiliates. These loans, including the related principal additions, principal payments, and unfunded commitments are not material to the consolidated financial statements at December 31, 2018 and 2017. There were no outstanding loans to such related parties classified as non-accrual, past due, or troubled debt restructurings at December 31, 2018.
Deposits from related parties held by the Company were not material at December 31, 2018 and 2017.

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

•	Elimination of investment in subsidiary balances on certain operating segments included in total and average segment assets; and

•	Elimination of intercompany due to and due from balances on certain operating segments that are included in total and average segment assets.

	Year Ended December 31, 2018
(Dollars in thousands)	IBERIABANK	Mortgage	LTC	Consolidated
Interest and dividend income	$1,215,668	$5,958	$3	$1,221,629
Interest expense	208,381	—	—	208,381
Net interest income	1,007,287	5,958	3	1,013,248
Provision for (reversal of) credit losses	40,429	(44)	—	40,385
Mortgage income	—	46,424	—	46,424
Title revenue	—	—	24,149	24,149
Other non-interest income (expense)	81,588	(95)	496	81,989
Allocated expenses (income)	(13,437)	9,847	3,590	—
Non-interest expense	660,804	43,021	19,073	722,898
Income (loss) before income tax expense	401,079	(537)	1,985	402,527
Income tax expense (benefit)	32,436	(52)	(106)	32,278
Net income (loss)	$368,643	$(485)	$2,091	$370,249
Total loans, leases, and loans held for sale, net of unearned income	$22,493,809	$133,740	$—	$22,627,549
Total assets	30,645,000	162,599	25,416	30,833,015
Total deposits	23,754,512	8,919	—	23,763,431
Average assets	29,400,755	153,717	23,554	29,578,026

	Year Ended December 31, 2017
(Dollars in thousands)	IBERIABANK	Mortgage	LTC	Consolidated
Interest and dividend income	$906,521	$7,260	$2	$913,783
Interest expense	104,937	—	—	104,937
Net interest income	801,584	7,260	2	808,846
Provision for (reversal of) credit losses	51,797	(89)	—	51,708
Mortgage income	—	63,570	—	63,570
Title revenue	—	—	21,972	21,972
Other non-interest income (expense)	116,659	(42)	(12)	116,605
Allocated expenses (income)	(13,293)	10,041	3,252	—
Non-interest expense	575,865	73,587	16,954	666,406
Income (loss) before income tax expense	303,874	(12,751)	1,756	292,879
Income tax expense (benefit)	156,407	(5,771)	(170)	150,466
Net income (loss)	$147,467	$(6,980)	$1,926	$142,413
Total loans, leases, and loans held for sale, net of unearned income	$20,028,840	$184,257	$—	$20,213,097
Total assets	27,672,906	208,710	22,513	27,904,129
Total deposits	21,462,776	3,941	—	21,466,717
Average assets	24,228,436	229,364	22,856	24,480,656

	Year Ended December 31, 2016
(Dollars in thousands)	IBERIABANK	Mortgage	LTC	Consolidated
Interest and dividend income	$707,676	$9,261	$2	$716,939
Interest expense	64,068	3,633	—	67,701
Net interest income	643,608	5,628	2	649,238
Provision for credit losses	41,433	88	—	41,521
Mortgage income	405	83,448	—	83,853
Title revenue	—	—	22,213	22,213
Other non-interest income	121,647	4	—	121,651
Allocated expenses (income)	(13,972)	10,686	3,286	—
Non-interest expense	480,898	65,133	17,433	563,464
Income before income tax expense	257,301	13,173	1,496	271,970
Income tax expense	79,565	5,023	605	85,193
Net income	$177,736	$8,150	$891	$186,777
Total loans, leases, and loans held for sale, net of unearned income	$15,004,360	$217,652	$—	$15,222,012
Total assets	21,319,267	315,057	24,866	21,659,190
Total deposits	17,402,742	5,541	—	17,408,283
Average assets	19,959,261	335,913	26,060	20,321,234

NOTE 23 – CONDENSED PARENT COMPANY ONLY FINANCIAL STATEMENTS
Condensed financial statements of the Parent are shown below. The Parent has no significant operating activities.
Condensed Balance Sheets

(Dollars in thousands)	December 31
	2018	2017
Assets
Cash in bank	$179,545	$168,873
Investments in subsidiaries	4,008,802	3,661,808
Other assets	53,832	49,207
	$4,242,179	$3,879,888
Liabilities and Shareholders’ Equity
Liabilities	$185,902	$183,097
Shareholders’ equity	4,056,277	3,696,791
	$4,242,179	$3,879,888

Condensed Statements of Income

	Year Ended December 31
(Dollars in thousands)	2018	2017	2016
Operating income
Reimbursement of management expenses	$83,262	$76,177	$65,104
Other income	245,213	146,796	829
Total operating income	328,475	222,973	65,933
Operating expenses
Interest expense	6,008	5,168	3,948
Salaries and employee benefits expense	55,436	55,013	45,623
Other expenses	28,963	32,965	19,566
Total operating expenses	90,407	93,146	69,137
Income (loss) before income tax benefit and increase in equity in undistributed earnings of subsidiaries	238,068	129,827	(3,204)
Income tax expense	799	3,123	530
Income (loss) before equity in undistributed earnings of subsidiaries	237,269	126,704	(3,734)
Equity in undistributed earnings of subsidiaries	132,980	15,709	190,511
Net Income	370,249	142,413	186,777
Less: Preferred stock dividends	9,095	9,095	7,977
Net Income Available to Common Shareholders	$361,154	$133,318	$178,800

Condensed Statements of Cash Flows

(Dollars in thousands)	Year Ended December 31
	2018	2017	2016
Cash Flow from Operating Activities
Net income	$370,249	$142,413	$186,777
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	145	62	98
Net income of subsidiaries	(377,974)	(160,206)	(190,511)
Share-based compensation cost	20,278	16,436	14,523
Other operating activities, net	491	(4,256)	12,417
Net Cash Provided by (Used in) Operating Activities	13,189	(5,551)	23,304
Cash Flow from Investing Activities
Cash paid in excess of cash received for acquisitions	(7)	(809,159)	—
Purchases of premises and equipment	(52)	(105)	—
Return of capital from (Capital contributed to) subsidiary	245,000	144,500	(6,000)
Other investing activities, net	(1,500)	—	(749)
Net Cash (Used in) Investing Activities	243,441	(664,764)	(6,749)
Cash Flow from Financing Activities
Cash dividends paid on common stock	(84,782)	(72,772)	(56,793)
Cash dividends paid on preferred stock	(9,095)	(9,095)	(7,028)
Net share-based compensation stock transactions	(3,226)	(832)	6,899
Payments to repurchase common stock	(148,855)	—	(11,666)
Net proceeds from issuance of common stock	—	485,151	279,242
Net proceeds from issuance of preferred stock	—	—	55,285
Other financing activities, net	—	(56)	—
Net Cash Provided by (Used In) Financing Activities	(245,958)	402,396	265,939
Net Increase (Decrease) in Cash and Cash Equivalents	10,672	(267,919)	282,494
Cash and Cash Equivalents at Beginning of Period	168,873	436,792	154,298
Cash and Cash Equivalents at End of Period	$179,545	$168,873	$436,792

Corporate Information
Corporate Headquarters
IBERIABANK Corporation
200 West Congress Street
Lafayette, LA 70501
337.521.4012
Corporate Mailing Address
P.O. Box 52747
Lafayette, LA 70505-2747
Annual Meeting
IBERIABANK Corporation Annual Meeting of Shareholders will be held on Tuesday, May 7, 2019 at 4:00 p.m., local time, at the Windsor Court Hotel, located at 300 Gravier Street, New Orleans, Louisiana.
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
Daryl G. Byrd, President and CEO
337.521.4003

Jefferson G. Parker, Vice Chairman, Director of Capital Markets and Investor Relations
504.310.7314
Internet Addresses
www.iberiabank.com
www.iberiabankmortgage.com
www.lenderstitlegroup.com
www.utla.com
www.iberiabankcreditcards.com
www.virtualbank.com

Stock Information

	MARKET PRICE			DIVIDENDS DECLARED
2018	HIGH	LOW	CLOSING
First Quarter	$87.55	$76.23	$78.00	$0.38
Second Quarter	$84.00	$70.40	$75.80	$0.38
Third Quarter	$87.50	$75.20	$81.35	$0.39
Fourth Quarter	$83.80	$60.82	$64.28	$0.41
	MARKET PRICE			DIVIDENDS DECLARED
2017	HIGH	LOW	CLOSING
First Quarter	$86.40	$73.60	$79.10	$0.36
Second Quarter	$84.20	$74.40	$81.50	$0.36
Third Quarter	$83.30	$69.60	$82.15	$0.37
Fourth Quarter	$83.75	$68.55	$77.50	$0.37

At January 31, 2019, IBERIABANK Corporation had approximately 2,507 shareholders of record. This total does not reflect shares held in nominee or "street name" accounts through various firms. These tables are a summary of regular quarterly cash dividends and market prices for the Company's common stock in the last two years. These market prices do not reflect retail markups, markdowns, or commissions.
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